Form 20-F
period 2013-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2014-04-02
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report

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

As at December 31, 2013:
216,055,775 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
36,000,570 shares of Non-voting Preferred Stock, Par Value Ten Philippine Pesos Per Share
150,000,000 shares of Voting Preferred Stock, Par Value One Philippine Peso Per Share

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

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php44.40 to US$1.00 on December 31, 2013. On March 28, 2014, the volume weighted average exchange rate quoted was Php45.00 to US$1.00.

In this annual report, each reference to:

•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, an 88.5%-owned subsidiary of PLDT;

•	ADRs means American Depositary Receipts;

•	ADSs means American Depositary Shares;

•	AGS means ABM Global Solutions, Inc., a 99.2%-owned subsidiary of ePLDT;

•	AGS Group means AGS and its subsidiaries;

•	ARPU means average revenue per user;

•	Bayan means Bayan Telecommunications, Inc.;

•	BCC means Bonifacio Communications Corporation, a 75.0%-owned subsidiary of PLDT;

•	Beacon means Beacon Electric Asset Holdings, Inc., 50.0%-owned by PCEV;

•	Beta means Asia Outsourcing Beta Limited;

•	BIR means Bureau of Internal Revenue;

•	BPO means business process outsourcing;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTFHI means BTF Holdings, Inc., a wholly-owned company of the PLDT Beneficial Trust Fund;

•	BTS means base transceiver station;

•	CBA means collective bargaining agreement;

•	CEO means chief executive officer;

•	CG means Corporate Governance;

•	CG Manual means PLDT Manual on Corporate Governance;

•	CGO means Corporate Governance Office;

•	Chikka means Chikka Holdings Limited, a wholly-owned subsidiary of Smart;

•	Chikka Group means Chikka and its subsidiaries;

•	Cignal TV means Cignal TV, Inc., a wholly-owned subsidiary of Satventures, Inc.;

•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	CMTS means cellular mobile telephone system;

•	Code of Ethics means PLDT’s Code of Business Conduct and Ethics;

•	CPCN means Certificate of Public Convenience and Necessity;

•	CURE means Connectivity Unlimited Resource Enterprise, Inc., a majority-owned subsidiary of PHC;

•	DFON means domestic fiber optic network;

•	Digitel means Digital Telecommunications Philippines, Inc., a 99.6%-owned subsidiary of PLDT;

•	Digitel Group means Digitel and its subsidiaries;

•	DMPI means Digitel Mobile Philippines, Inc., owns the brand name Sun Cellular and a wholly-owned subsidiary of Digitel;

•	DSL means digital subscriber line;

•	ECC means Executive Compensation Committee;

•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;

•	EPS means earnings per share;

•	FECL means Far East Capital Limited, a wholly-owned subsidiary of Smart;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its Philippine affiliates;

•	FTTH means Fiber-to-the-Home;

•	GAAP means generally accepted accounting principles;

•	Globe means Globe Telecom, Inc.;

•	GNC means Governance and Nomination Committee;

•	GSM means global system for mobile communications;

•	HB means House Bill;

•	IAS means International Accounting Standards;

•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;

•	ICT means information and communications technology;

•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGF means international gateway facility;

•	IP means internet protocol;

•	IPCDSI means IP Converge Data Services, Inc., a wholly-owned subsidiary of ePLDT;

•	ISP means internet service providers;

•	JG Summit Group means JG Summit Holdings, Inc. and its subsidiaries;

•	JGSHI means JG Summit Holdings, Inc.;

•	LEC means local exchange carrier;

•	LTIP means long-term incentive plan;

•	MIC means Mabuhay Investments Corporation (formerly Mabuhay Satellite Corporation), a 67.0%-owned subsidiary of PLDT;

•	Maratel means PLDT-Maratel, Inc., a 98.0%-owned subsidiary of PLDT;

•	MediaQuest means MediaQuest Holdings, Inc., a wholly-owned entity of the PLDT Beneficial Trust Fund;

•	Meralco means Manila Electric Company;

•	MPIC means Metro Pacific Investments Corporation, a subsidiary of First Pacific;

•	MPRI means Metro Pacific Resources, Inc.;

•	MVNO means mobile virtual network operations;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•	NYSE means New York Stock Exchange;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	PCD means PCD Nominee Corporation;

•	PCEV means PLDT Communications and Energy Ventures, Inc., a 99.8%-owned subsidiary of Smart;

•	PDRs means Philippine Depositary Receipts;

•	PDSI means Primeworld Digital Systems, Inc., a wholly-owned subsidiary of Smart;

•	PFRS means Philippine Financial Reporting Standards;

•	PGIC means Philippine Global Investments Corporation, a wholly-owned subsidiary of PLDT Global;

•	PGIH means Philippine Global Investments Holdings, Inc. (formerly SPi Global Holdings, Inc.), a wholly-owned subsidiary of PLDT;

•	PGNL means Pilipinas Global Network Limited, a 60%-owned subsidiary of PLDT;

•	PHC means PH Communications Holdings Corporation, a wholly-owned subsidiary of Smart;

•	Philcom means PLDT-Philcom, Inc., a wholly-owned subsidiary of PLDT;

•	Philcom Group means Philcom and its subsidiaries;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	Philweb means Philweb Corporation;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	PTIC means Philippine Telecommunications Investment Corporation;

•	Satventures means Satventures, Inc., a wholly-owned subsidiary of Mediaquest;

•	SBI means SmartBroadband, Inc., a wholly-owned subsidiary of Smart;

•	SHPL means Smarthub Pte. Ltd., a wholly-owned subsidiary of Smart;

•	SIM means Subscriber Identification Module;

•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;

•	SME means small and medium enterprises;

•	SMHC means Smart Money Holdings Corporation, a wholly-owned subsidiary of Smart;

•	SMS means Short Messaging Service;

•	SRC means the Securities Regulation Code of the Philippines;

•	SRF means Supervision and Regulation Fees;

•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	TSC means the Technology Strategy Committee;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means Value-Added Service;

•	VAT means Value-Added Tax;

•	VoIP means Voice over Internet Protocol;

•	Voyager means Voyager Innovations, Inc., a wholly-owned subsidiary of Smart;

•	W-CDMA means Wideband-Code Division Multiple Access;

•	WiMAX means Worldwide Interoperability for Microwave Access; and

•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2013 and 2012 and January 1, 2012 and for the three years in the period ended December 31, 2013, included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

In accordance with rule amendments adopted by the U.S. SEC, which became effective on March 4, 2008, we do not provide reconciliation to U.S. GAAP.

As at December 31, 2013, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012. The results of operations of our BPO business for the four months ended April 30, 2013 and for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Item 4. “Information on the Company – Development Activities (2011-2013) – Sale of BPO Segment”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion of the classification of the BPO segment as an asset held-for-sale.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses). Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

A reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2013, 2012 and 2011 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2013, 2012 and 2011 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2013, 2012, 2011, 2010 and 2009 and for the financial years ended December 31, 2013, 2012, 2011, 2010 and 2009, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F. As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been prepared and presented in conformity with IFRS.

	2013(1)		2013	2012(2)	2011(2, 3)	2010(2)	2009(2)
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US$	3,791	Php168,331	Php163,033	Php148,479	Php150,814	Php154,132
Service revenues		3,695	164,052	159,738	145,834	148,597	151,706
Non-service revenues		96	4,279	3,295	2,645	2,217	2,426
Expenses(3)		2,827	125,515	122,529	106,424	95,287	96,016
Net income (loss) for the year		798	35,453	36,099	31,218	39,825	40,198
Continuing operations		752	33,384	35,556	30,351	40,314	40,784
Discontinued operations		47	2,069	543	867	(489)	(586)
Earnings per common share for the year attributable to equity holders of PLDT
Basic		3.69	163.67	167.07	161.05	210.53	210.94
Diluted		3.69	163.67	167.07	160.91	210.53	210.91
Earnings per common share from continuing operations for the year attributable to equity holders of PLDT
Basic		3.47	154.09	164.55	156.52	213.15	214.08
Diluted		3.47	154.09	164.55	156.39	213.15	214.05
Balance Sheets Data
Cash and cash equivalents		719	31,905	37,161	46,057	36,678	38,319
Total assets		9,001	399,638	405,815	401,792	278,083	278,377
Total long-term debt – net of current portion		2,003	88,924	102,811	91,273	75,879	86,066
Total debt(4)		2,344	104,090	115,792	117,275	89,646	98,729
Total liabilities		5,908	262,312	260,081	247,546	180,351	181,006
Total equity attributable to equity holders of PLDT		3,089	137,147	145,550	153,860	97,416	96,821
Weighted average number of common shares for the year (in thousands)		4,866	216,055	216,055	191,369	186,790	186,916
Other Data:
Depreciation and amortization		686	30,304	32,354	27,539	25,881	25,159
Ratio of earnings to fixed charges(5)		5.7x	5.7x	5.4x	5.9x	7.0x	7.4x
Net cash provided by operating activities		1,661	73,763	80,370	79,209	77,260	74,386
Net cash used in investing activities		474	21,045	39,058	29,712	23,283	49,132
Net cash used in financing activities		1,347	59,813	48,628	40,204	55,322	20,293
Dividends declared to common shareholders		852	37,809	36,946	41,460	40,909	38,758
Dividends declared per common share		4.03	179.00	171.00	222.00	219.00	207.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2013, has been converted into U.S. dollars at the exchange rate of Php44.40 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2013. This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)

The 2009 to 2012 results have been adjusted to reflect the adjustments on the application of the Revised IAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.
(4)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion; and (iii) notes payable.

(5)

For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest;(d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest; (2) preference security dividend requirements of consolidated subsidiaries; and (3) the noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2013 and 2012:

	December 31,
	2013		2012
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
HH to II	Php	—	Php	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock		360		360
Voting Preferred Stock		150		150

	Php	510	Php	510
Common Stock	Php	1,080	Php	1,080

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2011, 2012 and 2013:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in pesos)	(in millions)
2011	August 2, 2011	August 31, 2011	September 27, 2011	78	Php	14,567
2011	March 6, 2012	March 20, 2012	April 20, 2012	63		13,611
2011	March 6, 2012	March 20, 2012	April 20, 2012	48		10,371

				189		38,549

2012	August 7, 2012	August 31, 2012	September 28, 2012	60		12,964
2012	March 5, 2013	March 19, 2013	April 18, 2013	60		12,963
2012	March 5, 2013	March 19, 2013	April 18, 2013	52		11,235

				172		37,162

2013	August 7, 2013	August 30, 2013	September 27, 2013	63		13,611
2013	March 4, 2014	March 18, 2014	April 16, 2014	62		13,395
2013	March 4, 2014	March 18, 2014	April 16, 2014	54		11,667

				179	Php	38,673

Our current dividend policy is to pay out 70% of our core earnings per share taking into consideration the interest of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends up to the 30% balance of our core earnings or share buybacks. We were able to declare dividend payouts of approximately 100% of our core earnings for the seven consecutive years from 2007 to 2013. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, is not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the declaration and payment of such dividends depends upon the respective subsidiary’s results of operations and future projects, earnings, cash flow, financial condition, capital investment requirements and other factors.

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars

2009	207.00	4.30
Regular Dividend – April 21, 2009	70.00	1.45
Regular Dividend – September 22, 2009	77.00	1.62
Special Dividend – April 21, 2009	60.00	1.24

2010	219.00	4.95
Regular Dividend – April 20, 2010	76.00	1.71
Regular Dividend – September 21, 2010	78.00	1.78
Special Dividend – April 20, 2010	65.00	1.46

2011	222.00	5.10
Regular Dividend – April 19, 2011	78.00	1.80
Regular Dividend – September 27, 2011	78.00	1.78
Special Dividend – April 19,2011	66.00	1.52

2012	171.00	4.04
Regular Dividend – April 20, 2012	63.00	1.48
Regular Dividend – September 28, 2012	60.00	1.44
Special Dividend – April 20,2012	48.00	1.12

2013	175.00	4.18
Regular Dividend – April 18, 2013	60.00	1.39
Regular Dividend – September 27, 2013	63.00	1.53
Special Dividend – April 18, 2013	52.00	1.26

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

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2009	Php	46.43	Php	47.82	Php	45.95	Php	49.06
2010		43.81		45.10		42.52		46.98
2011		43.92		43.28		41.96		44.59
2012		41.08		42.14		40.86		44.25
2013		44.40		42.66		40.57		44.66
2014 (through March 28, 2014)		45.00		45.00		44.34		45.41

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End	Average(1)	High(2)	Low(3)
2013
September	Php43.54	Php43.78	Php43.07	Php44.56
October	43.25	43.17	43.07	43.41
November	43.76	43.58	43.23	43.88
December	44.40	44.14	43.69	44.49
2014
January	45.34	44.97	44.34	45.40
February	44.66	44.86	44.52	45.41
March (through March 28, 2014)	45.00	44.80	44.44	45.24

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2013 of Php44.40 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 28, 2014, the exchange rate quoted through the Philippine Dealing System was Php45.00 to US$1.00. Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

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

In 1993, the Philippine government liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. At present, following the acquisition of the Digitel Group by PLDT, the number of major players in the industry has been reduced to three major LECs, eight major IGF providers and two major cellular operators in the country. Many entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technology and funding support, as well as service innovations and marketing strategies. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our cellular and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

Competition in the cellular telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference. Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market. Our principal cellular competitor, Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers. In the same way, Smart and DMPI are also continuously innovating their product and service offerings and conducting promotions, which may affect their cellular revenue growth. Specifically, in response to the unlimited voice and text offers by Globe, Smart introduced promotions allowing Smart and Talk ‘N Text subscribers to avail of unlimited on-network voice calls or unlimited on-network text messages at a fixed rate. DMPI, on the other hand, strengthened its unlimited plans through improved handset bundle offerings. Due to competition from other well-established telecommunications operators, we cannot assure you that the additional marketing expenses incurred by us for these promotions, nor can we assure you that, in response to rate pressures from our competitors, the potential loss of customers, decrease in rates or the increase in capital expenditures required for our continued capacity expansion necessary to accommodate the continued increases expected in call and text volumes as a result of unlimited voice and text offers, will not, in each case, have a material adverse effect on our business, results of operations, financial condition or prospects.

The cellular telecommunications industry may not continue to grow.

The majority of our total revenues are currently derived from the provision of cellular services to customers in the Philippines. As a result, we depend on the continued development and growth of this industry in the Philippines. The cellular penetration rate in the country, however, has already reached an estimated 108% as at December 31, 2013, counting for multiple SIM card ownership, thus the industry may well be considered mature. Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer tastes and preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services or otherwise causing the Philippine cellular telecommunications industry to stop growing or reducing the rate of its growth, could materially harm our business, results of operations, financial condition and prospects.

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

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction in our total revenues or profitability. In addition, the NTC could adopt changes to the regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. The occurrence of any of these charges could materially reduce our revenues and profitability.

The PLDT Group is also subject to a number of national and local taxes. We cannot assure you that the PLDT Group will not be subject to new, increased and/or additional taxes and that the PLDT Group would be able to impose or pass on additional charges or fees on its customers to compensate for the imposition of such taxes. HB No. 701 proposes to require all telecommunication companies to secure business permits and licenses from the Local Government Unit where their respective cell sites are located. If this bill, or any similar bills, are enacted into law, such legislation could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition. We cannot assure you that the PLDT Group will be able to impose additional charges or fees on its customers to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.

Moreover, as one of the leading telecommunications service providers in the Philippines for fixed line, cellular and broadband services, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. For example, Section 700 of NTC Memorandum Circular No. 8-9-95 requires us to seek the approval of the NTC with respect to rates of non-deregulated services in order to ensure that a healthy competitive environment is fostered within the industry. Also, Article II, Section 4 (g) of Republic Act, or R.A., No. 7925 makes it the policy of the government to pursue a fair and reasonable interconnection of authorized public network operators and other providers of telecommunications services in order to achieve a viable, efficient, reliable and universal telecommunications services. The executive branch of the government has also exhibited strong interest in enforcing anti-competitive and anti-monopolistic measures with the signing by the President of the Philippines of Executive Order, or E.O., No. 45 on June 9, 2011. E.O. No. 45 designated the Department of Justice, or the DOJ, as the Competition Authority and established the Office for Competition under it, to among others, investigate violations of competition laws and prosecute violators thereof. The DOJ’s Department Circular No. 11 implementing E.O. No. 45 took effect on March 1, 2013. While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that the relevant governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippines telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future. For example, prior to the acquisition of the Digitel Group, there were four major LECs (PLDT, Digitel, Innove Communications, Inc. and Bayan) and three cellular service providers (Smart, DMPI and Globe) in the Philippines. On October 26, 2011, we completed the acquisition of the Digitel Group, the operator of Sun Cellular, one of the two other major cellular service providers in the Philippines. As a result of the acquisition, the number of LECs and cellular service providers in the Philippines was reduced to three and two, respectively, leaving Globe as our sole major competitor in the cellular service market. In order to mitigate the apparent anti-competitive effect of the acquisition, we agreed, as part of the NTC’s decision to grant its consent for the acquisition, to divest ourselves of the frequency spectrum and associated licenses held by CURE, one of Smart’s subsidiaries. Any future expansion in our services, particularly in our cellular services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects. In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services. Delay or failure to receive any required franchises, licenses or regulatory approvals could result in the suspension of our services or abandonment of any planned expansions, thereby affecting our business, results of operations, financial condition and prospects.

The NTC may implement proposed changes in existing regulations and introduce new regulations, which may result in increased competition and/or changes in rates, each of which could have a material adverse effect on our revenues and profitability.

The NTC may regulate the rates and manner in which we operate and charge our customers.

On July 23, 2009 the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart and DMPI, to bill subscribers on a maximum six-second per pulse basis instead of the previous per minute basis. The NTC granted Smart and DMPI the provisional authority to charge new rates for the CMTS service and also directed Smart and DMPI to implement a six-second per pulse billing scheme on December 5, 2009. The implementation of this billing scheme is now pending with the Philippine Supreme Court after Smart and DMPI filed their petitions for review of the decision of the Court of Appeals on March 15, 2012 and March 12, 2012, respectively.

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

On December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge to/from LEC and to/from CMTS to Php2.50 per minute, from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC, making it in parity with each other. PLDT and Smart individually filed on February 1, 2012 and January 20, 2012, respectively, their separate Motions for Reconsideration, which the NTC denied. The parties appealed to the Court of Appeals, reiterating among others, that the NTC erred in ruling that all LECs are automatically entitled to a cross-subsidy; that the NTC decision violates PLDT and Smart’s right to due process; and that the NTC decision violates the Constitutional proscription against non-impairment of contracts. PLDT and Smart’s petitions remain pending with the Court of Appeals. In the meantime, the PAPTELCO has filed a motion for the execution of the NTC decision before the NTC, which remains pending.

A summary of the existing material regulations on our business is set forth in Item 4. “Information on the Company – Material Effects of Regulation on our Business”. Due to the regulatory power of the NTC, as described above, we cannot assure you that the NTC will not impose changes to the current regulatory framework in the future, which could lead to increased competition or negatively affect the rates we can charge for our services. Any of these events could have a material adverse effect on our business, results of operations and prospects.

The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act of the Philippines, or R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges, representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law first became effective; or (b) the entity’s first start of commercial operations, whichever date is later. As of the latest practicable date, Smart and DMPI have yet to conduct a public offering of their shares. Consequently, the Philippine Congress may revoke the franchise of Smart and DMPI for their failure to comply with the requirement under R.A. 7925 to conduct a public offering of their shares. A quo warranto case may also be filed against Smart and DMPI by the Office of the Solicitor General of the Philippines for the revocation of the respective franchises of Smart and DMPI on the ground of violation of R.A. 7925.

Although the position taken by Smart and DMPI is that such provision is merely directory and that the policy underlying the requirement for telecommunication entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000 and Digitel in 2011, which is now majority-owned by PLDT, and which in turn owns a 100% equity interest in DMPI, since PLDT was then and continues to be a publicly listed company, there can be no assurance that the Philippine Congress will agree with such position. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, we cannot assure you that such bill will be enacted or that the Philippine Congress will not revoke the franchise of Smart and DMPI or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart and DMPI for the revocation of their respective franchises for failure to comply with the provision under R.A. 7925 to conduct a public offering of shares, the occurrence of any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at December 31, 2013, CURE is still waiting for NTC’s advice on how to proceed with the planned divestment.

See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Rapid changes and advancements in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition.

The global telecommunications industry has been characterized by rapid technological changes and advancements, and the Philippine market is not an exception. We cannot assure you that these developments will not result in competition from providers of new telecommunications services or the need to make substantial capital expenditures to transform our existing network infrastructure. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, in respect of which we have made significant investments. We are also continuing to upgrade our fixed-line network to a next generation, all-IP network, expand our wireless broadband network in order to enhance our capability to provide broadband services, as well as upgrade and modernize our wireless cellular network in order to achieve greater operating and cost-efficiencies. However, these projects require and will continue to require significant capital expenditures over the next few years.

In addition, the rapid development of new technologies, new services and products, and new business models has begun to eliminate the distinctions between traditional, local, long distance, wireless, cable and internet communication services and bring new competitors into the telecommunications market. As a result, we are subject to increasing competition from providers offering telecommunications services using alternative technologies. These new competitors, which include internet service providers, mobile device manufacturers and mobile software and application developers, compete against us in both voice and data businesses by offering mobile internet access, alternative voice and messaging services, Over The Top, or OTT, products, and other mobile services and are gaining an increasing share of the telecommunications industry value chain.

Our future success will depend on our ability to anticipate and adapt to these changes and to offer services that meet demands of our customers on a competitive and timely basis. However, we may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model, negatively impact our existing businesses or necessitate new acquisitions or investments. In addition, new products and services may be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. As a result, we cannot assure you that we would be able to adopt or successfully implement new technologies, nor can we assure you that future technological changes will not adversely affect our operations or the competitiveness of our services.

We may not be successful in our acquisitions of, and investments in, other companies and businesses, and may therefore be unable to fully implement our business strategy.

As growth slows or reverses in our traditional fixed line and cellular businesses, and as part of our strategy to grow other business segments, we make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. Since 2010, we have made a number of significant acquisitions, investments in businesses within and ancillary to the telecommunications sector, including an investment in shares of Meralco through PCEV in 2010, the acquisition of the Digitel Group in 2011 and an investment in PDRs of MediaQuest, the ultimate parent company of Cignal TV, a direct-to-home pay-TV business, in 2012 and other smaller investments in various businesses. The success of our acquisitions and investments depends on a number of factors, such as:

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

We depend, to a significant degree, on an uninterrupted operation of our network to provide our services. We also depend on robust information technology systems to enable us to conduct our operations. The development and operation of telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include but are not limited to:

•	physical damage;

•	power loss;

•	capacity limitation;

•	cable theft;

•	software defects; and

•	breaches of security by computer viruses, break-ins or otherwise.

The occurrence of any of the above events could have a material adverse effect on our ability to provide services to customers. While we are undertaking initiatives to prevent and/or mitigate the occurrence of these events, including the preparation of a disaster recovery plan that aims to allow restoration of service at the earliest possible time from occurrence of an incident, there can be no assurance that these events will not occur or that our initiatives will be effective should such events occur.

We are exposed to cyber security risks, which may include the gaining of unauthorized access, data corruption, possible theft of intellectual property, stakeholder information or other sensitive data, the occurrence of any of which could significantly disrupt our business and have a material adverse effect on our results of operations and stakeholder confidence.

Over the years, our continued dependence on the latest digital technologies in conducting our operations exposes our business to risks associated with cyber incidents. These cyber incidents may range from unintentional events to deliberate attacks. These may be carried out by parties with the intention to bring about something as simple as plain disruption of our operations to something as destructive as breaching our network security. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, have had a material impact on our operations or financial condition. However, some network attacks can cause our telecommunications services or internal systems to be unavailable. Others, such as SPAM, can disrupt our business communication. Some network attacks, such as brute force attack, may even cause the disclosure of confidential information.

In order to minimize our exposure to cyber security risks, we have deployed a multi-layered defense mechanism from the network to the host and up to the application level, so that if one defensive measure fails, there are other defensive measures which will continue to provide protection. However, we cannot assure you that any of such defenses will be effective against or neutralize the effects of any cyber incidents resulting from unintentional cyber security breaches or deliberate attacks on our network infrastructure or computer systems, nor can we assure you that our business will not be significantly disrupted in the event of such security breach or attack. If we fail to timely and effectively prevent the occurrence of any such cyber security incidents, or fail to promptly rectify any such incidents, our business could be significantly disrupted, our results of operations could be materially and adversely affected, and the confidence of our stakeholders could be lost.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php28,838 million, Php36,396 million and Php31,207 million for the years ended December 31, 2013, 2012 and 2011, respectively. We currently estimate that our consolidated capital expenditures in 2014 will be approximately Php32 billion, of which approximately Php17 billion is estimated to be spent by Smart, approximately Php12 billion is estimated to be spent by PLDT; approximately Php1 billion is estimated to be spent by DMPI; and the balance represents the estimated capital spending of our other subsidiaries. Smart’s capital spending is currently anticipated to focus on building out its coverage, leveraging the capabilities of its newly modernized network, expanding its transmission network, increasing international bandwidth capacity and expanding its 3G and wireless broadband networks in order to enhance its data transmission capabilities. Smart also contemplates enhancing its network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services. PLDT’s capital spending is currently intended principally to continue the build-out and upgrade of its broadband data and IP infrastructures, its fixed line data services and to maintain its network. DMPI’s capital spending is currently anticipated to further expand its mainstream services and integration with the PLDT Group network of its core and transmission network to increase penetration, mainly in provincial areas to achieve greater business benefits from a closely synergized environment.

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

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations and service our other debt.

As at December 31, 2013 and 2012, our consolidated long-term debt amounted to Php104,090 million, or US$2,344 million, and Php115,792 million, or US$2,819 million, respectively, and accounted for a 0.8 times debt to equity ratio, calculated as long-term debt on a consolidated basis, divided by total equity attributable to equity holders of PLDT. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of PFRS at relevant measurement dates, principally at the end of each quarter period. For a description of some of these covenants, see Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Of our total consolidated debts, 57% and 45% were denominated in foreign currencies as at December 31, 2013 and 2012, respectively, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso.

We have maintained compliance with all of our financial ratios and covenants, as measured under PFRS, under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants. Inability to comply with the financial ratios and covenants could result in a declaration of default and acceleration of maturities of some or all of our indebtedness.

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

A substantial portion of our indebtedness, related interest expenses, our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos. As at December 31, 2013, 57% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 48% of our total consolidated indebtedness was unhedged. As at December 31, 2012, approximately 45% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 38% of our total consolidated indebtedness was unhedged.

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

Approximately, 21% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollar for the year ended December 31, 2013 as compared with approximately 21% and 30% for the years ended December 31, 2012 and 2011, respectively. Approximately 11% of our consolidated expense were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2013 as compared with approximately 12% and 17% for the years ended December 31, 2012 and 2011, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso has been subject to significant fluctuations in recent years. From 2009 to 2012, the Philippine peso appreciated from Php47.26 as at January 5, 2009 to Php41.08 as at December 31, 2012 and a high of Php40.86 on December 5, 2012, only to depreciate by approximately 8% to Php44.40 as at December 31, 2013. We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

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

A significant number of shares of PLDT’s voting stocks (common and voting preferred stocks) are held by four shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT.

The First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2013, taking into account shares purchased from JGSHI pursuant to an option agreement in connection with the Digitel acquisition. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

Pursuant to publicly available filings made with the PSE, as at December 31, 2013, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock, taking into account shares purchased from JGSHI pursuant to an option agreement in connection with the Digitel acquisition.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JGSHI, and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2013, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares.

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

Additionally, PLDT’s shares of voting preferred stock which represents approximately 41% of total outstanding shares of voting stocks are owned by a single stockholder, BTFHI.

As a result of their respective stockholdings, the FP Parties and/or NTT Communications and/or NTT DOCOMO and/or BTFHI are able to influence our actions and corporate governance, including:

•	elections of PLDT’s directors; and

•	approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

The FP Parties and/or NTT Communications and/or NTT DOCOMO and/or BTFHI may exercise their respective voting rights over these decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT.

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

We are required to comply with various Philippine and U.S. laws and regulations on internal control. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on Form 20-F for the calendar year ended December 31, 2006, we have been required to include a report on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management on the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must express an opinion on our internal control over financial reporting based on its audits.

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

We are unionized and are vulnerable to work stoppages, slowdowns or increased labour costs.

As at December 31, 2013, PLDT has three employee unions, representing in the aggregate 5,494, or 31%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups may require separate collective bargaining agreements. If any group of our employees and PLDT are unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

Adverse results of any pending or future litigation and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

PLDT is currently involved in several legal proceedings in the Philippines. Since 1990, PLDT and Eastern Telecommunications Philippines, Inc. (ETPI) have been engaged in legal proceedings involving a number of issues in connection with their business relationship. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

PLDT is also involved in legal proceedings with various parties regarding Philipine SEC Memorandum Circular No. 8, which was issued in response to the Gamboa Case Decision. On June 10, 2013, Jose M. Roy III as petitioner filed a petition with the Supreme Court against the Chairperson of the Philippine SEC, Teresita Herbosa, the Philippine SEC and PLDT as respondents. The petition primarily questions the constitutionality of the Philippine SEC Guidelines in determining the nationality of a Philippine company pursuant to the Gamboa Case Decision and Section 11, Article XII of the Constitution. PLDT, through counsels, filed its Comment on the Petition on September 5, 2013, challenging the petition. The resolution of the Jose M. Roy III Petition remains pending with the Supreme Court.

In January 2012, Smart and DMPI filed answers to a December 2011 show cause order by the NTC which required an explanation of why SMS retail rates were not lowered after the NTC issued Memorandum Circular No. 02-10-2011, which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. The outcome of the proceedings remain pending.

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. Our future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.

For more information on PLDT’s legal proceedings, see Item 8. “Financial Information – Legal Proceedings.” While PLDT believes the positions it has taken in these cases are legally valid but the final results of these cases may prove to be different from its expectations. In addition, there is no assurance that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions.

Risks Relating to the Philippines

PLDT’s business may be adversely affected by political or social or economic instability in the Philippines.

The Philippines is subject to political, social and economic volatility that, directly or indirectly, could have a material adverse impact on our ability to sustain our business and growth.

The Philippines has from time to time experienced severe political and social instability, including acts of political violence. On December 12, 2011, the Philippine House of Representatives initiated impeachment proceedings against Renato Corona, then Chief Justice of the Supreme Court of the Philippines. The impeachment complaint accused Corona of improperly issuing decisions that favored former President Arroyo, as well as failure to disclose certain properties, in violation of rules applicable to all public employees and officials. The trial of Chief Justice Corona began in January 2012. On May 29, 2012, the impeachment court found Corona guilty of failing to disclose to the public his statement of assets, liabilities and net worth and removed Corona from his position as Chief Justice of the Supreme Court of the Philippines.

In 2013, a major Philippine newspaper exposed a scam relating to the diversion and misuse of the Priority Development Assistance Fund, or PDAF, by some members of Congress through a pseudo-development organization headed by Janet Lim Napoles. As a result of this exposé, a number of investigations, including one in the Senate of the Philippines, have been launched to determine the extent of the diversion of the PDAF and the government officials and the private individuals responsible for the misappropriation of public funds. Cases of plunder and malversation of public funds are now pending against Janet Lim Napoles, three senators, a few members of the House of Representatives, and other private individuals.

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

The Philippines has experienced a number of major natural catastrophes over the years, including floods, volcanic eruptions, earthquakes and typhoons, a recent example of which was Typhoon Yolanda (international name “Haiyan”) in November 2013, the world’s strongest typhoon to date, which caused massive destruction in the Visayan provinces, that may materially disrupt and adversely affect our business operations. The frequency and severity of the occurrence of natural catastrophes and challenges may be further exacerbated through effects of the ongoing global climate change. We cannot assure you that we are fully capable of addressing the impact of these occurrences or that the insurance coverage we maintain will fully compensate us for all the damages and economic losses resulting from these catastrophes.

Continued terrorist activities in the Philippines could destabilize the country, adversely affecting our business environment.

Certain islands in the Philippines have been subject to a number of terrorist attacks and violent crimes in recent years. An increase in the number of terrorist attacks or violent crimes, or the occurrence of a large-scale terrorist attack, in the Philippines could negatively affect the Philippine economy and, therefore, our business, financial position and financial performance. The Philippine army has been in conflict with the Abu Sayyaf organization, which has ties to the al-Qaeda terrorist network and has been identified as being responsible for kidnapping and terrorist activities in the Philippines. There has been a series of bombings in the Philippines, mainly in southern cities. Although no one has claimed responsibility for these attacks, Philippine military officials have stated that the attacks appeared to be the work of the Abu Sayyaf organization. There have also been a number of violent crimes in the Philippines, including an isolated incident in August 2010 involving the hijacking of a tour bus carrying 25 Hong Kong tourists in Manila, which resulted in the deaths of eight tourists and prompted the Hong Kong government to declare a travel warning on the Philippines. On January 25, 2011, five people were killed and 13 were injured when an improvised mortar bomb triggered by a mobile phone exploded on a bus in Makati City. In August 2013, a series of bombings occurred in the cities of Cagayan de Oro and Cotabato City, and in other areas in Maguindanao and North Cotabato provinces, all located in Mindanao. Early in September 2013, an alleged splinter group of the Moro National Liberation Front took hostages in Zamboanga and initiated an armed aggression versus the Armed Forces of the Philippines. While the Zamboanga standoff situation is improving, the conflict is not yet fully resolved.

There can be no assurance that the Philippines will not be subject to further, or an increased number of, acts of terrorism or violent crimes in the future. Terrorist attacks and violent crimes have, in the past, had a material adverse effect on investment and confidence in, and the performance of, the Philippine economy and, in turn, our business, financial position and financial performance. Furthermore, there can be no assurance that the Philippines will not suffer a large-scale terrorist attack which could impact the Philippine economy for a significant period of time.

Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment.

The Philippines, China and several Southeast Asian nations have been engaged in a series of long-standing territorial disputes over certain islands in the West Philippine Sea, also known as the South China Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea (“UNCLOS”). The Philippines made several efforts during the course of 2011 and 2012 to establish a framework for resolving these disputes, calling for multilateral talks to delineate territorial rights and establish a framework for resolving disputes.

Despite efforts to reach a compromise, a dispute arose between the Philippines and China over a group of small islands and reefs known as the Scarborough Shoal. In April and May 2012, the Philippines and China accused each other of deploying vessels to the shoal in an attempt to take control of the area, and both sides unilaterally imposed fishing bans at the shoal during later that year. These actions threatened to disrupt trade and other ties between the two countries, including a temporary ban by China on Philippine banana imports, as well as a temporary suspension of tours to the Philippines by Chinese travel agencies. Since July 2012, Chinese vessels have reportedly turned away Philippine fishing boats attempting to enter the shoal, and the Philippines has continued to protest China’s presence there. In January 2013, the Philippines instituted arbitration proceedings under UNCLOS and sent notice to the Chinese embassy in Manila. China has rejected and returned the notice sent by the Philippines to initiate arbitral proceedings. In May 2013, the Philippine Coast Guard shot and killed a Taiwanese fisherman in an area of the South China Sea claimed as an exclusive economic zone by both countries.

In September 2013, the Permanent Court of Arbitration in The Hague, Netherlands issued rules of procedure and initial timetable for the arbitration in which it will act as a registry of the proceedings. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial position and financial performance.

As a foreign private issuer, we follow certain home country corporate governance practices which may afford less protection to holders of our ADSs.

As a foreign private issuer incorporated in the Philippines and listed on the PSE, we are permitted under applicable NYSE rules to follow certain home country corporate governance practices. The corporate governance practice and requirements in the Philippines do not require us to have a majority of our board of directors to be independent, and do not require us to hold regular executive sessions where only independent directors shall be present. Further, the criteria for independence of directors and audit committee members applicable in the Philippines differ from those applicable under the NYSE rules. Such Philippine home country corporate governance practices may afford less protection to holders of our ADSs.

The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including PLDT.

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. Although the Philippines’ long-term foreign currency-denominated debt was recently upgraded by Fitch and Standard & Poor’s to the investment-grade rating of BBB-, and by Moody’s to the investment-grade rating of Baa3, the continued relatively low sovereign ratings of the Government will directly and adversely affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, Standard & Poor’s or any other international credit rating agency will not downgrade the credit ratings of the Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have an adverse impact on the liquidity in the Philippine financial markets, the ability of the Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

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

On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT. As a result of the issuance of the shares of Voting Preferred Stock, PLDT’s foreign ownership decreased from 58.4% of outstanding common stock as at October 15, 2012 to 34.5% of outstanding voting stocks (common stock and Voting Preferred Stock) as at October 16, 2012.

On May 30, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, or the Philippine SEC Guidelines, which provides under Section 2 thereof: “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of compliance therewith, the required percentage of Filipino ownership shall be applied to both: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2013, PLDT’s foreign ownership was 31.53% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.33% of its total outstanding capital stock. Thus, we believe that as of the date of this report, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution. See Note 26 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

However, we cannot assure you that the Philippine SEC or the relevant authorities in the Philippines will view shares of Voting Preferred Stock issued to BTFHI as shares of stock owned by Filipinos entitled to vote in the election of directors for the purpose of determining whether PLDT is in compliance with the 60% to 40% Filipino-alien equity requirement as provided under the Philippine Constitution. As a result, PLDT may be subject to certain sanctions imposed by the Philippine SEC, which may have a material and adverse impact on our reputation, business, financial position and prospects.

Item 4.	Information on the Company

Overview

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and others, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

We are the leading fixed line service provider in the Philippines accounting for approximately 69% of the total reported fixed line subscribers nationwide as at December 31, 2013. Smart is the leading cellular service provider in the country, and together with the other PLDT Group cellular service provider, DMPI, account for approximately 66% of total reported cellular subscribers nationwide as at December 31, 2013. We have interests in the BPO sector, including the operation of our customer relationship management and knowledge processing solutions business. In December 2012, our Board of Directors authorized the sale of our BPO business and our BPO segment was classified as a discontinued operation. The sale was completed in April 2013 and US$40 million was reinvested in the BPO business. See Item 4. “Information on the Company – Sale of BPO Segment” for further discussion.

Our common shares are listed and traded on the PSE and our ADSs, evidenced by ADRs, are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php576,005 million, or US$12,973 million, as at December 31, 2013, representing one of the largest market capitalizations among Philippine-listed companies. We had total revenues, including revenues from discontinued operations, of Php168,331 million, or US$3,791 million, and net income attributable to equity holders of PLDT of Php35,420 million, or US$798 million for the year ended December 31, 2013.

We operate under the jurisdiction of the NTC, which jurisdiction extends, among other things, to approving major services that we offer and rates that we can charge.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Under its Amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart. On March 14, 2006, NTT DOCOMO acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2013. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised the First Pacific Group and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% of PLDT’s outstanding common stock as at December 31, 2013. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

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

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JGSHI and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. According to public filings, as at February 28, 2014, the JG Summit Group, First Pacific Group and its Philippine affiliates and NTT Group (NTT DOCOMO, together with NTT Communications) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively. See Item 4. “Information on the Company – Development Activities (2011-2013) – PLDT’s Acquisition of a Controlling Interest in Digitel from JGSHI”.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or BTF, created pursuant to PLDT’s benefit plan, subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2013.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com. The contents of our website are not a part of this annual report.

Recent Developments

IPCDSI’s Acquisition of Rack I.T. Data Center, Inc., or Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement to acquire 100% ownership in Rack IT for an indicative purchase price of Php170 million subject to certain pre-closing price adjustments. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the operations of a data center. As at the date of this report, Rack IT is still at the pre-operating phase and construction of its data center facility, which is located in Sucat, Parañaque, is still ongoing.

PLDT issued Php15 billion Fixed Rate Retail Bonds

On January 23, 2014, the Philippine SEC approved the registration and approved the offering of our peso fixed-rate retail bonds with a base offer size of Php10 billion, with an option for oversubscription of up to Php5 billion.

The bonds were offered to the public on January 24 to 30, 2014. PLDT exercised its oversubscription option and increased the total issue size from Php10 billion to Php15 billion. Of the total issue size, Php12.4 billion was allocated to the seven-year tranche due 2021, or the Fixed Rate Bonds due 2021, with a coupon rate of 5.2250% per annum, and the remaining Php2.6 billion to the ten-year tranche due 2024, or the Fixed Rate Bonds due 2024, with a coupon rate of 5.2813% per annum.

On February 6, 2014, the Fixed Rate Bonds Due 2021 and Fixed Rate Bonds Due 2024 were issued and listed for trading on the Philippine Dealing Exchange. These bonds may be sold and traded only in the Philippines.

Proceeds from the issuance of these bonds will be used to finance capital expenditure and/or refinance existing obligations, the proceeds of which were utilized for service improvements and expansion.

PLDT’s inaugural bonds were rated by Credit Rating and Investors Service Philippines, Inc., or CRISP, as “AAA” with a stable outlook, the highest on the scale.

Automated Fare Collection System Project Awarded to Ayala-First Pacific Consortium, or AF Consortium

In 2013, Smart, along with other companies of conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communication, or DOTC, and Light Rail Transit Authority. The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines. The AF Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecom, Inc., for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group bidded for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder. The AF Consortium will form a corporation with Smart taking 20% ownership.

Business Overview

As at December 31, 2013, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012. The results of operations of our BPO business for the four months ended April 30, 2013 and the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Wireless

We provide (1) cellular and (2) wireless broadband, satellite and other services through our wireless business, which contributed about 91% and 9% of our wireless service revenues, respectively, in 2013. In previous years, rapid growth in the cellular market resulted in a change in our revenue composition, with cellular service becoming our largest revenue source, surpassing our fixed line revenues. Cellular data services, which include all text messaging and text-related services ranging from ordinary SMS to VAS, contributed significantly to our revenue increase. Our total wireless revenues was 65% of our total revenues in 2013 and 66% and 61% for the years 2012 and 2011, respectively. Our cellular service revenues were 89% of our total wireless revenues, which include service and non-service revenues in each of 2013 and 2012, and 90% in 2011.

Our cellular service, which accounted for about 91% of our wireless service revenues for the year ended December 31, 2013, is provided through Smart and DMPI with 70,045,627 total subscribers as at December 31, 2013 representing a combined market share of approximately 64%. In 2013, the combined number of subscribers of Smart and Sun Cellular subscribers increased by 179,169, to 70,045,627. The growth was mainly due to a combination of organic subscriber growth and multiple SIM card ownership. Cellular penetration in the Philippines reached approximately 108% as at December 31, 2013, or approximately 36 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards overstates this penetration rate to a certain extent.

Approximately 97% and 90% of Smart and Sun Cellular subscribers, respectively, as at December 31, 2013 were prepaid service subscribers and subscriber gains in 2013 were predominantly attributable to their respective prepaid services. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market, allowing us to increase and broaden our subscriber base without handset subsidies and reducing billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

Text messaging continues to be popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Cellular data service revenues increased by Php843 million, or 2%, to Php52,258 million in 2013 from Php51,415 million in 2012.

Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology and are currently upgrading our wireless broadband facilities. With 20,770 cellular/mobile broadband base stations as at December 31, 2013, our cellular network covers approximately 99% of all towns and municipalities in the Philippines.

DMPI transformed its transmission backbone network from a linear architecture to a ring topology, which allows for greater redundancy to ensure service reliability and quality. Additionally, DMPI developed an advanced 3G network that is currently operational in various provinces nationwide. We believe DMPI has developed an advanced network infrastructure that is highly efficient and can be easily scaled to accommodate increased subscriber base for its 2G and 3G business and increased network traffic from “unlimited” plans offered to subscribers of Sun Cellular. Smart and DMPI have defined a synergy plan whereby certain cell sites will be co-located. When the plan is fully implemented, it is expected that this will generate savings in terms of capex optimization, cost efficiencies and reductions in cost duplications.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the country, servicing retail, corporate and small medium enterprise, or SME, clients. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 2,069,419 fixed line subscribers as at December 31, 2013, an increase of 5,625 from the 2,063,794 fixed line subscribers as at December 31, 2012 mainly due to higher net additions in 2013 compared with 2012. Total revenues from our fixed line was 35% of our total revenues for the year ended December 31, 2013, and 34% in each of the years ended December 31, 2012 and 2011. National long distance revenues have been declining largely due to a drop in call volumes as a result of continued popularity of alternative means of communications such as texting, e-mailing and internet telephony. An increase in our data and other network service revenues in recent years have mitigated such decline to a certain extent. Recognizing the growth potential of data and other network services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 11,200-kilometer long DFON is complemented by an extensive digital microwave backbone network operated by Smart. This microwave networks complements the higher capacity fiber optic networks and are vital in delivering reliable services to areas not covered by fixed terrestrial transport network. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have economic interests.

See Item 4. “Information on the Company – Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Others

Other business consists primarily of PCEV, an investment holding company which has a 24.98%-interest in Meralco shares through its 50% equity interest in Beacon’s outstanding common stock and preferred stock, and PGIH, which owns an 18.24% economic interest in Beta, an investment holding company of SPi Technologies and its subsidiaries, where we reinvested approximately US$40 million of the proceeds from the sale of BPO in 2013.

Other business also includes PLDT’s investments in multi-media content, including in Cignal TV, Satventures and Hastings, through its ePLDT’s investments in PDRs issued by MediaQuest. See Item 4. “Information on the Company – Development Activities (2011-2013) – Investment in PDRs of MediaQuest” for further discussion.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2011, 2012 and 2013 and those planned for 2014. See Item 4. “ – Development Activities (2011-2013) – Divestment of CURE” for the discussion of our recent divestitures.

Organization

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2013 and 2012:

			Percentage of Ownership
			December 31,
	Place of		2013		2012
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Call center services	—	100.0	—	100.0
Wolfpac Mobile, Inc.	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smart e-Money, Inc., or SeMI, (formerly Smarthub, Inc.)(a)	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL	China	Mobile applications development and services	—	100.0	—	100.0
Chikka Pte. Ltd., or CPL	Singapore	Managing patent and trademark portfolio	—	100.0	—	100.0
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	—	100.0	—	100.0
Takatack Pte. Ltd., or TPL, (formerly SmartConnect Global Pte. Ltd.)(b)	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0

3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Voyager Innovations, Inc., or Voyager(c)	Philippines	Mobile applications development and services	—	100.0	—	—
Telesat, Inc.(d)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Investments Corporation, or MIC, (formerly Mabuhay Satellite Corporation)(e)	Philippines	Investment company	67.0	—	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.5

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(d)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
ePLDT, Inc., or ePLDT(f):	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI(g)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
iPlus Intelligent Network, Inc., or iPlus(h)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
Curo Teknika, Inc., or Curo(h)	Philippines	Managed IT outsourcing	—	100.0	—	—
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(i)	Philippines	Internet-based purchasing, IT consulting and professional services	—	99.2	—	97.1
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc., or netGames(j)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel	Philippines	Telecommunications services	99.6	—	99.5	—
Digitel Capital Philippines Ltd., or DCPL(k)	British Virgin Islands	Telecommunications services	—	99.6	—	99.5
Digitel Information Technology Services, Inc.(l)	Philippines	Internet services	—	99.6	—	99.5
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	60.0	—

Others
PLDT Global Investments Holdings, Inc., or PGIH, (formerly SPi Global Holdings, Inc.)(m)(n):	Philippines	Investment company	100.0	—	100.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	—

PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.8	—	99.8

(a)	On July 12, 2013, the Philippine SEC approved the change in the business name of Smarthub, Inc. to Smart e-Money, Inc.
(b)	On September 29, 2013, by a special resolution of the Board of Directors of SmartConnect Global Pte. Ltd., resolved to change its registered business name to Takatack Pte. Ltd.
(c)	On January 7, 2013, Voyager was registered with the Philippine SEC to provide mobile applications development and services.
(d)	Ceased commercial operations.
(e)

Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(f)	On June 11, 2012, MySecureSign, Inc., or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.
(g)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.
(h)	On October 30, 2013, Curo was incorporated to take-on the Outsourced IT Services as a result of the spin-off of iPlus.
(i)	In December 2012 and January 2013, ePLDT acquired an additional 5.7% equity interest in AGS from its minority shareholders, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.
(j)	Ceased commercial operations in January 2013.
(k)	Liquidated in January 2013.
(l)	Corporate life shortened until June 2013.
(m)

On December 4, 2012, our Board of Directors authorized the sale of our Business Process Outsourcing, or BPO, segment, which was wholly-owned by PGIH. The sale was completed in April 2013. Consequently, as at December 31, 2013, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See Note 2 Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

(n)	On June 3, 2013, the Philippine SEC approved the change in the business name of SPi Global Holdings, Inc. to PLDT Global Investments Holdings, Inc.

Development Activities (2011-2013)

Investment in PDRs of MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV, Inc., or Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 602 thousand net subscribers as at December 31, 2013.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity positions in three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further details.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

ePLDT’s deposit for future PDRs subscription amounted to Php1.95 billion for Hastings PDRs as at December 31, 2013 and Php6 billion for Cignal TV PDRs as at December 31, 2012.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which will increase ePLDT’s investment in Hastings PDRs from Php1.95 billion up to Php2.45 billion representing a 60% economic interest in Hastings. A new investor is expected to subscribe for a 40% economic interest in Hastings either directly through Hastings or PDRs to be issued by MediaQuest in relation to its interest in Hastings.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Sale of BPO Segment

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, PGIH to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in our acquisition of shares of Beta, resulting in an approximately 18.24% economic interest, and will continue to participate in the growth of the business as a partner of CVC. Pursuant to the sale, PLDT is subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide certain transitional services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided to AOGL and/or its designated companies). In addition, PLDT may be liable for certain damages actually suffered by AOGL until the time of sale arising out of, among others, breach of representation, tax matters and noncompliance with Indian employment laws by SPi Technologies India Pvt. Ltd., a joint subsidiary of SPi and SPi India Holdings (Mauritius), Inc. for the transactions that transpired up to the time of sale. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion of the classification of the BPO segment as an asset held-for-sale.

PCEV’s Transfer of Meralco Shares to Beacon

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same value. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

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

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php29,625 million and Php20,801 million as at December 31, 2013 and 2012, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million of its investment in Beacon preferred shares to MPIC for a total cash consideration of Php3,563 million which took effect on June 29, 2012. Because the Beacon preferred shares were sold to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million. This amount was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares, amounting to Php5,440 million and Php6,991 million was presented as part of available-for-sale financial investments in our consolidated statements of financial position as at December 31, 2012 and January 1, 2012, respectively.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of investment in Beacon preferred shares, from investment available-for-sale to strategic investment intended to generate safe and steady returns which PCEV intends to hold on to for the long-term, similar to its investment in common shares. As a result, the investment in Beacon preferred shares was reclassified from available-for-sale investments to investment in joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares amounted to Php6,250 million as at December 31, 2013.

PLDT’s Acquisition of Digitel

On October 26, 2011, we completed the acquisition of certain interests in Digitel, including (i) 3.28 billion common shares representing 51.6% of the issued common stock of Digitel, (ii) zero-coupon bonds convertible into approximately 18.6 billion common shares of Digitel, and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010. Upon completion of the acquisition, we began consolidating the results of operation of Digitel in our financial statements.

Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand. The primary effect of the acquisition of Digitel on our operating segments was the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business.

As a consequence of completion of a mandatory tender offer and related share exchanges, open market acquisitions, and conversions of certain of our zero coupon bonds, we held 99.6% of the outstanding capital of Digitel as of December 31, 2013.

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

In a letter dated September 10, 2012, Smart informed the NTC that the minimum CRA to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at December 31, 2013, CURE is still waiting for NTC’s advice on how to proceed with the planned divestment.

See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

The decrease in authorized capital and amendments to the articles of incorporation were approved by the Philippine SEC on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

As a consequence of the foregoing, the number of outstanding shares of PCEV common stock decreased to approximately 555,716 from 11,683,156,455 (exclusive of treasury shares). The number of holders of PCEV common stock decreased to 121 as at December 31, 2013 and because the number of shareholders still exceeds 100 shareholders under the rules of the Philippine SEC, PCEV is still required to make filings of updates with the Philippine SEC. Smart’s percentage of ownership in PCEV stood at 99.8% as at December 31, 2013.

PLDT’s Acquisition of Subscription Assets of Digitel

On July 1, 2013, PLDT entered into an agreement to acquire the subscription assets of Digitel for a total cost of approximately Php5.3 billion. The agreement covers the transfer, assignment and conveyance of Digitel’s subscription agreements and subscriber list, and includes a transition mechanism to ensure uninterrupted availability of services to the Digitel subscribers until migration to the PLDT network is completed.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired an additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion regarding these and other acquisitions.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands. PLDT, Smart, Talk ‘N Text and Sun Cellular are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for 85 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand. Our brand range was further strengthened with the acquisition of DMPI and its cellular brand, Sun Cellular. Since its launch in 2003, Sun Cellular has built considerable brand equity as a provider of “unlimited” services. Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•

Leading Market Shares. With over 75 million fixed lines, cellular and broadband subscribers as at December 31, 2013, we have leading market positions in each of the fixed line, cellular and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources. We derive our revenues from our three business segments, namely, wireless, fixed line and other businesses, with wireless and fixed line contributing 65% and 35%, respectively, to our total revenues in 2013, and 66% and 34% from our wireless and fixed line, respectively, in 2012. Revenue sources of our wireless business include cellular services, which include voice services and text message-related and VAS, and wireless broadband services. Revenues from cellular voice and text services have been declining but are somewhat mitigated by the increase in revenues from wireless broadband and mobile internet browsing. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. Revenues from local exchange, national and international long distance, have been declining over the past years due to pressures on traditional fixed line voice revenues and reductions in international interconnection rates, offset by the significant revenue contribution from corporate, SME and consumer data.

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

•

Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless, and other products and services, including media content, utilizing our network and business platforms.

•

Strengthen our leading position in the data and broadband market. Leveraging on the inherent strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business– broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services.

•

Maintain a strong financial position and improve shareholder returns. Following significant improvements in our financial position, we restored the payment of cash dividends to our common shareholders beginning in 2005 and were able to declare dividend payouts of approximately 100% of our core earnings for the seven consecutive years from 2007 to 2013. We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas. As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses such as those in media and content.

Business

Wireless

We provide cellular, wireless broadband, satellite and other services through our wireless business.

Cellular Service

Overview

Our cellular business, which we provide through Smart and DMPI to over 70 million subscribers as at December 31, 2013, approximately 97% of whom are prepaid subscribers, focuses on providing wireless voice communications and wireless data communications (primarily through text messaging, but also through a variety of VAS and mobile broadband). As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC that we will divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart. See “Item 4. Information on the Company – Development Activities (2011-2013) – Divestment of CURE” and Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013		2012		2011(1)
Systemwide cellular subscriber base		70,045,627		69,866,458		63,696,629
Prepaid		67,667,750		67,611,537		61,792,792
Smart Prepaid		24,608,687		25,061,453		28,011,521
Talk ‘N Text		29,485,017		28,445,053		20,467,175
Sun Cellular		13,574,046		14,105,031		13,314,096
Postpaid		2,377,877		2,254,921		1,903,837
Smart		889,696		683,480		550,748
Sun Cellular		1,488,181		1,571,441		1,353,089
Growth rate of cellular subscribers
Prepaid
Smart Prepaid		(2%)		(11%)		7%
Talk ‘N Text		4%		39%		8%
Sun Cellular		(4%)		6%		100%
Postpaid
Smart		30%		18%		31%
Sun Cellular		(5%)		16%		100%
Cellular revenues (in millions)	Php	105,875	Php	103,604	Php	93,645
Voice		51,384		49,627		43,884
Data		52,258		51,415		47,235
Others		2,233		2,562		2,526
Percentage of cellular revenues to total wireless service revenues		91%		91%		92%
Percentage of cellular revenues to total service revenues		59%		60%		55%

(1)	Includes DMPI’s cellular service revenues of Php2,808 million for the period from October 26, 2011 to December 31, 2011.

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

Smart, together with Talk ‘N Text and Sun Cellular, have focused on segmenting the market by offering sector-specific, value-driven packages for its subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as within network packages, Smart’s buckets now also offer voice, text and hybrid bundles available to all networks. Smart also provides packages with unlimited voice, text, data, and combinations thereof, denominations of which depend on the duration and nature of the unlimited packages.

Among the many popular bucket variants of Smart prepaid is the Unli Call and Text 25 where subscribers can enjoy unlimited calls to Smart and Talk ‘N Text, unlimited texts to Smart, Talk ‘N Text and Sun Cellular, plus free 50 all network texts with 15MB of mobile internet data valid for one day. In addition, for as low as Php10, Smart prepaid subscribers can get 75 all network texts, plus 5MB of mobile internet data which is valid for one day.

Sun Cellular offers its Call and Text Unlimited products, which allow subscribers to enjoy 24 hours of Sun-to-Sun voice calls and all network texts for as low as Php25 per day. Sun Cellular’s Text Unlimited products offer unlimited Sun-to-Sun SMS with free voice calls plus mobile internet for as low as Php10 per day. Sun Cellular also offers Call and Text combo which allows subscribers to send 50 Sun-to-Sun SMS and 50 SMS to other networks along with 10 minutes Sun-to-Sun voice calls and 10 minutes mobile internet for only Php10, valid for one day.

Sun Cellular also offers Sun Trio Loads, which comes with 200 SMS to Sun, Smart and Talk ‘N Text, 10 minutes Sun-to-Sun calls, 3 minutes of calls to Sun Cellular, Smart and Talk ‘N Text bundled with 30 minutes of mobile internet for only Php20, valid for one day. Moreover, Sun Cellular launched Sun BlackBerry All-Day unlimited services which comes with unlimited mobile internet, unlimited social networking, unlimited instant messaging, unlimited BlackBerry browsing and unlimited BlackBerry Messenger for only Php50 per day.

Postpaid subscribers have similar options depending on their monthly subscription plans. Smart offers Smart All-in Plans, which enable subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Smart also offers the Smart Unli Postpaid Plan 599 which offers unlimited calls to Smart subscribers and unlimited texts to Smart, Talk ‘N Text and Sun Cellular subscribers.

Smart’s Unli Data Plans offer unlimited internet browsing on postpaid basis, best suited for subscribers with high data usage. Bundled with the latest handsets, and with free texts and calls, subscribers may choose among the following packages: Plan1500, Plan2000 and Plan3000.

Sun Cellular postpaid plans offer a variety of services to cater to the emerging needs of the subscribers at affordable prices. Sun Cellular offers Sundroid Rush Plans starting from Php450 per month that comes with a free Android handset and tablet where subscribers can enjoy unlimited Sun Calls and Texts, 250 free texts to other networks and 20 hours for mobile internet. Sun Cellular also offers IDD plans which allows subscribers to make international calls and send SMS to selected countries for as low as Php2 per minute of voice call or per SMS. The IDD Plans also come with a free Android handset along with free calls and SMS, depending on the plan.

Voice Services

Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php51,384 million, Php49,627 million and Php43,884 million, or 49%, 48% and 47% of cellular service revenues in 2013, 2012 and 2011, respectively. Local calls continue to dominate outbound traffic constituting 91% of all our cellular minutes. Domestic inbound and outbound calls totaled 51,504 million minutes in 2013, an increase of 1,907 million minutes, or 4%, as compared with 49,597 million minutes in 2012, due to increased traffic on bucket and unlimited calls. International inbound and outbound calls totaled 3,590 million minutes in 2013, an increase of 162 million minutes, or 5%, as compared with 3,428 million minutes in 2012. The ratio of inbound-to-outbound international long distance minutes was 8.6:1 for 2013.

Data Services

Cellular revenues from data services include all text messaging-related services and mobile internet, as well as, VAS.

The Philippine cellular market is one of the most text messaging-intensive markets in the world, with more than a billion text messages sent per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications.

Cellular revenues from this service increased by Php843 million, or 2%, to Php52,258 million in 2013 from Php51,415 million in 2012 primarily due to higher mobile internet and VAS revenues, partially offset by lower text messaging revenues. In 2013, Smart’s and DMPI’s text messaging system handled 31,878 million outbound messages on standard SMS services and 471,298 million messages generated by bucket-priced text services.

Revenues from mobile internet includes web-based services such as mobile internet browsing and video streaming, net of allocated discounts and content provider costs.

Smart and DMPI offer the following VAS:

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

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. There is a potential growth in mobile internet browsing as a result of the popularity of social networking and the affordability of smartphones. Our current approach is to continue maximizing our 3G network services while continuously upgrading our network to Long-Term Evolution, or LTE 4G, in anticipation of the growth in mobile internet browsing.

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

Smart Prepaid and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php100, Php300 and Php500. The Php300 and Php500 cards include 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of electronic loading facility, Smart Load, made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php10 to Php1,000 with corresponding expiration periods. The introduction of Smart Load was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer even smaller denominations to other prepaid subscribers. Since 2005, Smart has offered fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage. These bucket packages, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be popular with subscribers. Smart also offers unlimited voice and text packages under its various brands in order to be competitive and maintain industry leadership. Both bucket packages, and unlimited voice and text packages account for 32% of our cellular service revenues in 2013.

Smart Prepaid subscribers are charged Php6.50 per minute for calls to Smart Prepaid and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Prepaid and other cellular fixed line subscribers are charged Php6.50 per minute.

Sun Cellular has continued to offer its range of existing unlimited products and further introduced special product promotions. Sun Cellular introduced an enhanced version of its flagship Call and Text Unlimited product by launching the Sun Call and Text Unlimited product, offering unlimited calls to Sun and texts to all networks. For example, the Php100 denomination is valid for five days with unlimited one-network calls and all-network texts. There are also variants with longer validity periods and more free inclusions: Php150 provides Sun Call & Text Unlimited for 7 days with Php25 regular load, while Php450 is valid for 30 days and includes Php50 regular load. Recently, Sun Cellular launched Sun Power Text Unlimited 200 which gives subscribers 30 days of unlimited Sun texts, four hours of Sun-to-Sun calls and 1,000 texts to other networks.

Smart offers All In, Unli Voice and Text, and Unli Data postpaid plans with monthly service fees ranging from Php349 to Php3,000 for Smart Postpaid and from Php3,500 to Php8,000 for Smart Infinity plans. These plans are allocated with free calls, texts and data, and different rates in excess of allocation, depending on the monthly plan. Monthly service fee plans are applicable only to local calls, text messages and data browsing, including VAS.

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

Distribution and Discounts

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 28 exclusive regional and 125 exclusive provincial distributors, and 85 key account dealers, 15 of which are exclusive. These dealers include major distributors of cellular handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. With the introduction of Smart Load, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses approximately 1.0 million retailers, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs and individual roving agents), and 20% are macro business (e.g., mall branches, supermarkets, drugstores, pawnshops and micro-financial institution outlets) established nationwide and internationally. These micro-retailers must be affiliated with one of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers. Sun Cellular also offers over-the-air reloads through Sun’s Xpress Load.

For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, call and text cards and over-the-air reloads sold. Smart compensates dealers with Php100 to Php800 in cash discounts per unit depending on the price of the prepaid phone kit sold whereas Sun Cellular’s cash discount of Php37 to Php450 varies based on the prepaid phone kit sold. Call and text cards and over-the-air reloads are sold at an average discount of approximately 8% and 13%, respectively for Smart, and 8% and 12%, respectively for Sun Cellular. Call and text cards cannot be returned or refunded and normally expire within 14 months after release from the Smart warehouse. The same policy is being applied by Sun Cellular.

Wireless Broadband, Satellite and Other Services

Overview

We currently provide wireless broadband, satellite and other services through SBI, DMPI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operator; ACeS Philippines, our satellite operator; and MVNO services from PLDT Global.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013		2012		2011
Wireless Broadband Revenues	Php	9,432	Php	8,606	Php	6,804
Prepaid		2,823		2,467		1,911
Postpaid		6,609		6,139		4,893

Wireless Broadband Subscribers		2,453,826		2,359,024		2,068,409
Prepaid		1,669,618		1,587,160		1,362,992
Smart		1,359,862		1,231,092		1,162,020
Sun		309,756		356,068		200,972
Postpaid		784,208		771,864		705,417
Smart		549,347		495,802		454,333
Sun		234,861		276,062		251,084

Percentage of wireless broadband revenues to total wireless service revenues		8%		8%		7%
Percentage of wireless broadband revenues to total service revenues		5%		5%		4%

Smart Broadband

SBI offers SmartBro, a wireless broadband and data service being offered to residential consumers as well as small and medium-scale enterprises in the Philippines through the following technologies: 3G high-speed packet access, or HSPA, 4G HSPA+, LTE, broadband-enabled base stations and WiMAX. SBI’s wireless broadband revenue contribution increased by Php809 million, or 12%, to Php7,558 million in 2013 from Php6,749 million in 2012. As at December 31, 2013, we had 1,909,209 subscribers, an increase of 182,315 subscribers, or 11%, as compared with 1,726,894 subscribers as at December 31, 2012. SmartBro aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available.

SBI also offers myBro, a fixed wireless broadband service being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX (Worldwide Interoperability for Microwave Access) network. myBro revenues increased by Php332 million, or 8%, to Php4,314 million in 2013 from Php3,982 million in 2012 primarily due to an increase in subscriber base by 8,858, or 2%, to 436,094 as at December 31, 2013 from 427,236 as at December 31, 2012.

DMPI

Through DMPI, with its Sun Broadband Wireless service, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. DMPI’s Sun Broadband Wireless service offers internet users broadband wireless service with 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available. Sun Cellular also offers the SBW Gadget Bundle available under Plans 600 and 999, which comes with a free tablet and pocket wifi. DMPI’s wireless broadband revenue contribution increased by Php17 million, or 1%, to Php1,874 million in 2013 from Php1,857 million in 2012. As at December 31, 2013, DMPI had 309,756 and 234,861 prepaid and postpaid broadband subscribers, respectively, as compared with 356,068 and 276,062 prepaid and postpaid broadband subscribers, respectively, in 2012.

PDSI

PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VoIP and other value-added services such as server co-location and data center services.

ACeS Philippines

ACeS Philippines currently owns approximately 36.99% of ACeS International Limited, or AIL. AIL provides satellite-based communications to users in the Asia-Pacific region through the ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion regarding the ATPA.

As part of the integration process of the PLDT Group’s wireless business, ACeS Philippines’ operations have been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.

Revenues

Our revenues from wireless broadband, satellite and other services consist of wireless broadband service revenues of SBI, DMPI and PDSI, revenues from ACeS Philippines’ satellite information and messaging services, revenues from content and mobile applications services from Chikka Group; and service revenues generated from MVNO services of PLDT Global’s subsidiaries.

Rates

myBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through SmartBro Plug-It, a wireless modem, and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity in places where there is Smart network coverage. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. Standard browsing charge is Php5 worth of load for Bro prepaid and Php2.50 for Bro postpaid (excluding Unli and LTE plans) for 15-minute internet access. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf85 and Unli Surf50 for SmartBro Plug-It Prepaid and SmartBro Pocket Wifi subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based and volume-based charging and longer validity periods.

SmartBro WiMAX service is available in Metropolitan Manila and selected key cities in Visayas and Mindanao. WiMAX is a wide area network technology that allows for a more efficient radio-band usage, improved interference avoidance and higher data rates over a longer distance. WiMAX unlimited broadband usage is available under Plans 799 and 999 with burst speeds of up to 512 kbps and 1 Mbps, respectively.

DMPI’s Sun Broadband Wireless service offers internet users affordable broadband wireless service with the most advanced 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless has plans and offerings ranging from Php250 to Php1,399 with speeds of up to 3.6 Mbps, except for Plan 1399 which has a speed of up to 7.2 Mbps.

ACeS fixed/mobile service subscribers are charged Php15.00 per minute for local and mobile calls for on-net transactions, while off-net transactions are charged Php18.00. Rates for international long distance calls depend on the country of termination and range from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

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

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries – Philcom and its subsidiaries, BCC, PLDT Global Group, ClarkTel, SubicTel, SBI, PDSI, Maratel and Digitel. Together, these subsidiaries account for approximately 8% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange services as at and for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011(1)

Number of local exchange line subscribers		2,069,419		2,063,794		2,166,295
Number of fixed line employees		7,415		7,546		9,072
Number of local exchange line subscribers per employee		279		273		239
Total local exchange service revenues (in millions)	Php	16,274	Php	16,470	Php	15,719
Local exchange service revenues as a percentage of total fixed line service revenues		26%		28%		28%
Local exchange service revenues as a percentage of total service revenues		9%		9%		10%

(1)	Includes Digitel’s local exchange revenue contribution of Php178 million, subscriber base of 296,395 and employee count of 1,586 for the period from October 26, 2011 to December 31, 2011.

Revenues from our local exchange service amounted to Php16,274 million in 2013, Php16,470 million in 2012 and Php15,719 million in 2011. The decrease in revenues in 2013 from 2012 was primarily due to lower weighted average billed lines and a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services, partially offset by higher installation and activation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in 2013, and 28% in each of 2012 and 2011.

Rates

Basic monthly charges for our local exchange service vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,100 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled with existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Generally, calls between PLDT and other landlines within a local area code are free. Our prepaid fixed line customers do not pay a basic monthly charge but they can load a minimum amount of Php200, which will expire in a month, to have unlimited incoming calls. To make outbound calls, customers must top-up, as local calls are charged Php2.00 per call and tolls are charged separately depending on the type of call. Recently, the Php300 load plan was introduced to the market with 600 free local outgoing minutes and unlimited incoming calls for one month. To make outbound calls, in excess of the free minutes, prepaid fixed line customers must top-up their load, with all local calls charged at Php2.00 per call while tolls are charged separately depending on the type of call.

PLDT offers both prepaid and postpaid PLP, where subscribers to the services benefit from a text-capable home phone which allows subscribers to bring the telephone set anywhere within the home zone area. These services are primarily intended for subscribers in areas where PLDT has no fixed cable facilities and is expected to increase our fixed line subscriber base.

Currently, for the PLP postpaid regular service, there are two plans being offered: (i) Plan 600 and (ii) Plan 1,000, both with unlimited local outgoing calls. Another postpaid service currently offered is the Call All plan wherein PLP is bundled with PLDT fixed line service for a monthly service fee of Php850. PLDT also offers wireless broadband services bundled with voice namely: Home Bundle 1299 and Internet@Home plans are offered in two plans with monthly service fees of Php990 and Php1,299.

For the PLP prepaid service, there are two load plans being offered: (i) Php300 load denomination with free 600 local outgoing minutes and unlimited incoming calls for one month; and (ii) Php150 load denomination with free 250 local outgoing minutes and unlimited incoming calls valid for 15 days. Both prepaid plans charges Php2 per call in excess of free local outgoing minutes.

Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In a letter dated July 11, 2008, the NTC had approved our request to implement a rate rationalization program for our local service rates. In 2013, we have not made any adjustment in our monthly local service rates.

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

International Long Distance Service

Our international long distance service consists of switched voice and packet-based voice and data services that go through our IGFs. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate on our local exchange network. Our voice services are transmitted over traditional TDM and IP networks. Revenues from our international long distance service amounted to Php11,422 million in 2013, Php10,789 million in 2012 and Php11,342 million in 2011.

The following table shows certain information about our international long distance services for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011(1)

Total call volumes (in million minutes)		2,185		2,150		2,029
Inbound call volumes (in million minutes)		1,806		1,691		1,767
Outbound call volumes (in million minutes)		379		459		262
Inbound-outbound call ratio (in minutes)		4.8:1		3.7:1		6.7:1
Total international long distance service revenues (in millions)	Php	11,422	Php	10,789	Php	11,342
International long distance service revenues as a percentage of total fixed line service revenues		18%		18%		20%
International long distance service revenues as a percentage of total service revenues		6%		6%		7%

(1)	Includes Digitel’s international long distance service revenue contribution of Php234 million and call volumes of 58 million minutes for the period from October 26, 2011 to December 31, 2011.

International long distance service historically has been a major source of our revenue. Although we experienced a decline in international long distance service revenues in 2012 due to lower inbound termination and collection rates, as well as intense competition, international long distance service revenues posted a 6% increase in 2013 mainly due to the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

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

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2013, 2012 and 2011:

	Net Settlement
	2013		2012		2011
	(in millions)

Saudi Arabia	US$	71	US$	49	US$	71
United Arab Emirates		31		27		18
United States		22		19		22
Canada		11		7		3
Malaysia		9		7		2
Hong Kong		7		8		9
Taiwan		7		10		12
UK		5		4		4
Japan		5		11		11
Others		14		19		25

Total	US$	182	US$	161	US$	177

Rates

The average termination rate for PLDT was US$0.095 per minute in 2011, and approximately US$0.09 in 2012 and 2013.

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

We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services to 98 calling destinations (including 16 Middle East destinations) with rates ranging from Php1.50 per minute to Php15 per minute. PLDT Budget Card comes in two denominations: Php100, which can be consumed within 30 days from first use, and Php200, which can be consumed within 60 days from first use.

The standard IDD rate of US$0.40 per minute is being offered in all Digitel regular retail plans. To cater to the growing overseas foreign workers market, Digitel launched Choice Elite offering outbound IDD rates to top destination countries for as low as US$0.14 per minute and product bundles for Digitel DSL and SunTel offering a US$0.10 per minute calling to select country destinations.

We also offer lower international rates such as ID-DSL which has a monthly service fee of Php99 with 30 minutes of free calls to selected countries and a rate of as low as Php1 per minute in excess of free minutes.

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

The following table shows certain information about our national long distance services for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011(1)
Total call volumes (in million minutes)		852		971		1,126
Total national long distance service revenues (in millions)	Php	4,583	Php	5,046	Php	5,537
National long distance service revenue as a percentage of total fixed line service revenues		7%		9%		10%
National long distance service revenue as a percentage of total service revenues		3%		3%		3%

(1)	Includes Digitel’s national long distance service revenue contribution of Php50 million and call volume of 10 million minutes for the period from October 26, 2011 to December 31, 2011.

Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing, cellular text messaging and social networking sites, have negatively affected our national long distance call volumes and higher ARPU. Furthermore, certain promotions on our national long distance calling rates ended in 2013. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, as well as the interconnection among local telcos, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

Rates

Rates for national long distance calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed. However, in line with its move towards rate simplification, PLDT simplified these rates in recent years for calls originating from and terminating to the PLDT fixed line network and for calls terminating to fixed line networks of other LECs. PLDT also simplified its rates for calls terminating to cellular subscribers.

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

PLDT currently has interconnection arrangements with the majority of other LECs, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge ranging from Php1.00 per minute to Php3.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other LECs, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity.

Data and Other Network Services

Our data and other network service revenues include charges for broadband, leased lines and IP-based services. These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011(1)
Subscriber base:
Broadband		961,967		887,399		842,273
SWUP		30,302		22,720		20,153

Total data and other network service revenues (in millions)	Php	27,472	Php	25,059	Php	22,544
Domestic		19,917		18,436		16,404
Broadband		12,307		11,246		9,517
Leased Lines and Others		7,610		7,190		6,887

International
Leased Lines and Others		5,787		5,524		5,229

Data Center		1,768		1,099		911

Data and other network service revenues as a percentage of total fixed line service revenues		45%		42%		39%
Data and other network service revenues as a percentage of total service revenues		15%		14%		14%

(1)

Includes Digitel’s data and other network service revenue contribution of Php221 million for the period from October 26, 2011 to December 31, 2011 and DSL subscribers of 99,367 as at December 31, 2011.

Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services from 2011 to 2013.

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

In 2013, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection.

At the start of 2013, PLDT introduced new bandwidth variants of DSL offerings for businesses with speeds as fast as 15 Mbps, and hardware bundle options where large enterprise customers are able to get top-of-the-line, branded IT devices of their choice together with their DSL. PLDT iGate, the direct internet access offering for corporate requirements, continued its strong performance due to an increase in sales and subscriber base.

Leased lines and other data services include: (i) Diginet, a domestic private leased line service, specifically supporting Smart’s fiber optic and leased line network requirements; (ii) IP-VPN, an end-to-end managed IP-based or Layer 3 data networking service that offers secure means to access corporate network resources; (iii) Metro Ethernet, a high-speed, Layer 2, wide area networking service that enables mission-critical data transfers; (iv) Shops.Work, a connectivity solution designed for retailers and franchisers, linking company branches to the head office; and (v) SWUP, a wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

International leased lines and other data services consist mainly of: (i) i-Gate, our premium, direct internet access service, which continues to be the choice among enterprise users for dedicated internet connectivity, as bandwidth capability goes beyond 200 Mbps, where heavy users can be provided with as much as 1,000 Mbps of direct i-Gate internet bandwidth, complemented by industry-leading Service Level Agreements; (ii) Fibernet, which provides cost-effective and reliable bilateral point-to-point private data networking connectivity, through our extensive international alliances, to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies.

In 2013, PLDT launched a fully meshed and managed international platform to the U.S. and Hong Kong designed for automatic switching and rerouting in milliseconds that enables various international submarine cables to act as multiple protections while promoting single connectivity. This platform provides subscribers a combination of low latency and high capacity services and allows uninterrupted and dedicated communication for their business data, voice, video and other telecommunications service, as well as provides improved network performance and global service level experience.

VitroTM data center, the Philippines’ pioneer and only purpose-built network of data centers, provides co-location or rental services, server hosting, disaster recovery, business continuity services, and a host of managed ICT solutions to meet the growing ICT outsourcing needs of enterprise customers. The co-location business was the main growth driver in 2013 and was further boosted by revenues from cloud management, IT professional and VAS services, as well as increased licenses subscription.

PLDT completed and commercially launched the Philippine’s first carrier-grade cloud infrastructure in 2012. Following the launch, PLDT undertook a marketing campaign directed at both large enterprises and SMEs, which involved initiatives including customer events and free trial offers. PLDT’s cloud portfolio has grown to comprise infrastructure, platform and software solutions. PLDT has introduced customizable software solutions using the cloud infrastructure, in the areas of customer relationship management, supply chain management, human resources and payroll accounting, franchise management and others.

PLDT has initiated efforts to modernize its network, including through the deployment of fiber-to-the-home, or FTTH, technology which allows for high-speed internet connections at speeds of up to 100 Mbps. In addition to internet access, this technology is expected to support the offering of multimedia services, such as interactive video services, and to serve as a platform for the provision of cable television by facilitating the streaming of high-definition video.

For three consecutive years, PLDT has been the sole Philippine telecommunications company that has consistently been a finalist and awardee for Metro Ethernet Forum Carrier Ethernet Awards. PLDT was awarded the Best Marketing for the Asia-Pacific Region recognizing PLDT’s global competitiveness and leadership for international and domestic enterprise data services.

Miscellaneous

Miscellaneous services provide directory advertising, facilities management, rental fees and other services which are conducted through our wholly-owned subsidiary, ePLDT, and its subsidiaries, a broad-based integrated information and communications technology company.

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart and DMPI, we operate a digital GSM network. To meet the growing demand for cellular services, Smart and DMPI have implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2013, Smart and DMPI have 64 mobile switching centers, 81 text messaging service centers and 20,770 cellular/mobile broadband base stations in operation after consolidating Smart’s 14,074 base stations to its nationwide cellular network.

Smart has an operating spectrum of 7.5 MHz in the 900 band and 20 MHz in the 1800 band for its GSM network; and 15 MHz in the 2100 band and 10 MHz in the 850 band assigned for 3G and W-CDMA. Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer a high quality of 3G service. CURE was assigned 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, which is the subject of the divestment plan as presented by PLDT to the NTC in relation to PLDT’s acquisition of Digitel. DMPI has a total operating spectrum of 17.5 MHz in the 1800 band and 10 MHz band in the 2100 band, with the latter under the 1935-1945 MHz and 2125-2135 MHz spectrum, contiguous to Smart’s 15 MHz spectrum. See “– Development Activities (2011-2013) – Divestment of CURE” and Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Smart has been co-locating its cell sites where its base stations are installed. In addition, 30 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes as at December 31, 2013. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks. Due to its access to PLDT’s network facilities, Smart has been able to achieve significant capital expenditure savings, which capital expenditures are understood to be significantly less, on a per net addition basis, than its current competitors. This translates into an improved ability to price competitively and target the mass market subscriber base in the Philippines, while retaining profitability.

Smart has been continuously extending its 3G footprint. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications from a 2G network. Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its fourth generation (4G) LTE network in August 2012. To date, Smart has established its LTE network coverage with 1,172 LTE base stations in strategic locations in the Philippines. Forthcoming are deployments in select high traffic areas in the nation’s capital and strategic locations to benefit more members of the Philippine population.

In 2012, the PLDT Group completed its two-year network transformation program covering fixed line, cellular and broadband networks, not only to achieve operating and cost efficiencies and lay the foundation for future technological advances, but primarily to provide superior quality of experience to subscribers. The program, with a total cost of Php67 billion, also included convergent IT transformation that enhanced business analytics, customer relations management and operations support systems.

Wireless Broadband, Satellite and Other Services

Smart Broadband operates a nationwide broadband wireless internet data services. It is operating in the 2.4, 2.5, 3.5 and 5.7 GHz spectrum, supporting its WiFi, Canopy and WiMAX services, respectively. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Smart also upgraded its 3G network to High-Speed Downlik Packet Access to provide users with high download data rates and an improved broadband experience. More than 2,900 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in Smart’s cellular base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

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

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach. We have a total of 271 central office exchanges nationwide as at December 31, 2013 and are continuously expanding the wireline infrastructure in unserved and underserved areas enabling our customers to access to the Philippine’s largest network and to the rest of the world.

We are continuing the upgrade of our fixed line facilities to fully IP-based platforms that can deliver voice and data services using a single copper or fiber line to the customer with better quality of service. This migration initiative enables us to fully replace the aging Public Switched Telephone Network, or PSTN, transfer existing customers to these newer platforms, and ensure the best service for new customers of voice and data services for their present and future needs. We expect to complete the upgrading of our fixed line facilities in early 2015, providing subscribers with a diversified range of telecommunication services using IP technology.

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises. To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure their internet quality kilometers away from the serving exchange. This new optical fiber distribution network will eventually replace conventional copper cable. At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, of bandwidth to customers. Its huge bandwidth, when tapped, could enable the Company to additionally deliver high-bandwidth content and services to our subscribers. These include high definition broadcast television, video-on-demand, and other new services now being offered by leading telcos abroad. We have been testing FTTH since 2006 and in 2012 began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila.

For many years up until today, PLDT has been using the poles of Meralco in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.

We are also continuously upgrading our data and transport networks to our fully IP-based platforms. This enables us also to retire our old data network and provide new capabilities for our corporate data customers such as enhanced visibility into their network and better quality of service. We also expect to complete this project in 2015 and intend to continually evolve our infrastructure ready to cater to future technology.

The network includes an internet gateway that is composed of high capacity and high performance routers that serve as our IP network gateway that connects the Philippines to the rest of the world. It provides premium and differentiated internet service to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers and even other service providers.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers. These include the Multi-Service Access Platform, or MSAP, based on Synchronous Digital Hierarchy, or SDH, technology and legacy data networks that provide wide range of bandwidth from low speed to high speed capacity in Gbps. These MSAP networks are deployed in strategic areas nationwide. In 2013, we completed Phase 4 deployment of our carrier ethernet network to serve the growing demand for ethernet services from the corporate segment and prepare the network for full migration highlighting delivery of multimedia services. Carrier ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point to point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s carrier ethernet certified network. It supports enterprise requirement such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services.

The PLDT DFON is a nationwide backbone network. The DFON is comprised of 11,200 kilometers of fiber optic cable installed across the country connecting its major islands. It is the first fiber optic backbone network in the country and is used in delivering voice, video, data, and other broadband and multimedia services nationwide. It is comprised of nodes connected by terrestrial and submarine cable links and is configured in seven major loops and four subtended loops. The DFON’s loops provide self-healing protection and alternative routes for added resiliency and protection against single and multiple fiber breaks along the different segments. The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion. The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform. To date, the network has an aggregated capacity of nearly 6 Terabits per second. The DFON is complemented by a terrestrial microwave backbone network to deliver services to areas not covered by fixed terrestrial transport network.

We likewise have an IP backbone network, or IPBB, composed of high-capacity, high-performance core and edge routers which provide connectivity to all IP-based network elements of PLDT, Smart, subsidiaries and affiliates and corporate customers. It serves as the common and highly resilient IP transport platform for all IP-based services of the PLDT Group. Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group.

Aside from the DFON and IPBB, the PLDT Group has embarked on further synergy initiatives to rationalize and integrate its networks which include, among others, the outside plant, the DSL network, the IP backbone, the transmission systems, the internet gateway, international voice gateway, the PSTN, and NGN. These initiatives are expected to complement and enhance coverage and capacity for all networks in the PLDT Group.

We are continuously integrating Digitel’s fixed line to PLDT’s infrastructure. Digitel has a legacy PSTN network in all of its service areas in Luzon and Metropolitan Manila and also has a DSL network deployed in a majority of its service areas. Digitel has a Luzon-wide transmission system consisting of microwave radio and fiber optics systems used to connect transit exchanges and other operators. The majority of Digitel’s transmission network runs on microwave radio systems. Digitel has its own IP backbone, internet gateway and international voice gateway.

Considering the similarity of technology used, service coverage and products being offered, we believe there are significant potential gains for cost efficiency through a converged network. Customer care systems and operation support systems are also be rationalized and integrated to align with the converged network.

International

PLDT provides international network services via two international gateways. PLDT’s two international gateways are located in the cities of Manila and Makati. At the moment we have two new IP softswitches that are expected to replace PLDT two legacy switches which we use to provide international voice services. As at December 31, 2013, PLDT’s international long distance facilities allow direct correspondence with 39 countries (representing 81 correspondents) and can reach 979 foreign destinations (via direct and transited routes including fixed and mobile network destination breakouts) worldwide.

As at December 31, 2013, Digitel’s international long distance facilities also allows direct interconnection with 32 correspondents in 16 countries and can reach more than 200 foreign networks/destinations (including fixed and mobile network breakouts) worldwide. In addition, Digitel has two IGF switches, located in Mandaluyong City and Quezon City which complements PLDT’s reach.

We also own interests in submarine cable systems, through which we route all of our international voice and data traffic as well as private data lines.

The table below shows the submarine cable systems in which PLDT has interests and the countries or territories they link:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
China-United States Cable Network, or CUCN	Japan, China, Taiwan, Korea, Guam and the U.S. Mainland
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S., TGN-P, Unity	Japan and the U.S.
AAG Cable Network, or AAG	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong

PLDT, in partnership with leading telecom firms in Asia, completed the construction of the ASE optical fiber cable expansion to Hong Kong in February 2013. The 7,800-kilometer undersea cable network uses 40 Gbps technology that is upgradeable to 100 Gbps, with a minimum design capacity of 15 Terabits. With its landing station at Daet, Camarines Norte, the ASE provides the first and only direct cable connection from the Philippines to Japan that avoids the earthquake-prone sea south of Taiwan, through which the other cable systems pass.

In April 2013, the AAG upgrade project was completed, providing PLDT with additional capacity. PLDT has also acquired additional transpacific capacities in Unity and TGN-P to interconnect with ASE.

In addition, Digitel maintains submarine cable capacities in EAC, PC1 and CUCN.

The extent of PLDT’s international cable infrastructure provides not only significant capacity in support of the business, it also ensures resiliency and redundancy in order to minimize service disruptions and guarantee continuity of service. PLDT’s international cable network improves reliability and enables it to offer services with automatic switching.

Interconnection Agreements

Since the issuance of E.O. No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

In January 2009, the access charge for domestic calls from one fixed line to a fixed line in another network was updated in the range of Php1.00 per minute to Php3.00 per minute while the access charge for calls from fixed line to CMTS was updated to Php4.00 per minute. The change for CMTS calls to fixed line network remained at Php3.00 per minute.

PLDT is an Inter-Exchange Carrier providing transit service among CMTS, LEC operators including the PAPTELCO. Transit is a service being provided by PLDT to connect calls from one carrier to other carriers most of which have no direct interconnection. Since January 2009, PLDT’s transit fee remains at Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls.

PLDT has continuously and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside. As at December 31, 2013, PAPTELCO has 41 member companies, of which 33 are active, operating 90 main telephone exchanges in the countryside.

As at December 31, 2013, the PLDT Group is interconnected with 94 foreign carriers from 41 countries reaching more than 600 international destinations.

The average international termination rate for calls to PLDT was retained at approximately US$0.09 per minute in 2013. Despite the global trend towards reductions in wholesale international termination rates, PLDT has only implemented modest rate reductions since 2009. Also, PLDT carries international calls terminating at Smart and Sun Cellular network where it has no direct interconnections.

In 2013, the average international termination rate for calls to Smart was approximately US$0.125 per minute and the rate for Sun Cellular was approximately US$0.108 per minute.

Access charge for SMS from Smart to other CMTS operators and vice versa had been reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through Memorandum Circular No. 02-10-2011.

Licenses and Regulations

Licenses

PLDT, SubicTel, ClarkTel, Philcom, Digitel, Smart, SBI, DMPI and CURE provide telecommunications services pursuant to legislative franchises which will expire, in the case of PLDT, on November 28, 2028; in the case of SubicTel, on January 22, 2020; in the case of ClarkTel, on June 30, 2024; in the case of Philcom, in November 2019; in the case of Digitel, in February 2019; in the case of Smart, on March 27, 2017 and with respect to spectrum transferred from PCEV, on May 14, 2019; in the case of SBI, on July 14, 2022; in the case of DMPI, on December 11, 2027; and in the case of CURE, on April 24, 2026, although PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services authorized under its franchise. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various dates between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The periods of validity of some of PLDT’s CPCNs has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 have been granted by the NTC. See Item 3. “Key Information – Risk Factors – Risk Factors Relating to The Company and Its Business – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly” for further discussion.

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

On August 31, 2011, the NTC rendered its decision in NTC Case No. 2011-030 granting provisional authority for PLDT to participate in the ownership, construction and maintenance of the ASE submarine cable network and further authorizing PLDT to construct the Philippine terminal station thereof in Daet, Province of Camarines Norte. The said provisional authority was valid for 18 months from receipt thereof by PLDT or up to February 28, 2013. PLDT filed an application for extension of its provisional authority on February 12, 2013. On July 05, 2013, the NTC granted PLDT a CPCN for a period of ten years based on its franchise under R.A. 7082.

Digitel

Digitel operates its business pursuant to a number of provisional authorities and CPCNs. Under these CPCNs, Digitel may provide services to: (a) install, operate, maintain and develop telecommunications facilities in Regions I to V; (b) install, operate and maintain telephone systems/networks/services in Quezon City, Valenzuela City and Malabon, Metropolitan Manila and Tarlac; (c) install, operate and maintain an IGF in Binalonan, Pangasinan; (d) install, operate and maintain an IGF in Metropolitan Manila; (e) operate and maintain a National Digital Transmission Network; (f) install, operate, and maintain a nationwide CMTS using GSM and/or CDMA technology; and (g) install, operate and maintain a cable landing station. Digitel was also granted provisional authority to: (a) install, operate and maintain LECs in the National Capital Region; and (b) install, operate and maintain LEC services in Visayas and Mindanao.

Smart

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a CMTS and an IGF. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise on March 27, 2017. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and timely filed an application for the grant of such CPCN. On September 29, 2009, Smart was granted a provisional authority to install, operate and maintain a nationwide data communications network which was valid for 18 months or up to March 29, 2011. Smart filed a motion for issuance of CPCN or extension of provisional authority on March 3, 2011. Acting on the motion, the NTC issued an Order on June 24, 2011, extending the provisional authority from March 28, 2011 up to but not beyond March 28, 2014. On February 11, 2014, Smart filed a motion for extension with the NTC, which motion remains pending as of April 1, 2014. On May 28, 2010, the NTC issued an order granting the extension of Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and payphone service from January 5, 2010 up to January 4, 2013. On January 2, 2013, Smart filed a Motion for Issuance of CPCN and/or extension of provisional authority. Acting on the said motion, the NTC issued an Order dated September 25, 2013, extending the provisional authority from January 4, 2013 up to January 4, 2017.

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

CURE

CURE is a grantee of a 25-year congressional franchise under R.A. 9130, which will expire on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010. On December 3, 2009, CURE filed a motion for the issuance of CPCN or extension of its provisional authority. CURE had also submitted its roll-out plan to the NTC on January 4, 2010. As at the date of this annual report, this motion is still pending with the NTC. The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Item 4. “Information on the Company – Development Activities (2011-2013) – Divestment of CURE” for further information.

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

PDSI is a holder of a provisional authority issued by the NTC to construct, install, operate and maintain an information and data communication network in key cities and municipalities in the Philippines on December 22, 2005 with validity of 18 months or until June 22, 2007, which has been successively extended by the NTC thereafter. Most recently, on April 7, 2010, the NTC issued an order dated June 29, 2010 extending the provisional authority of PDSI to another three years or up to June 22, 2013. PDSI filed a Motion for Issuance of CPCN and/or extension of provisional authority on May 6, 2013 which remains pending as at this date. Likewise, PDSI is a registered VAS provider for internet access services and VoIP.

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
(2)

The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See “— Development Activities (2011-2013) — Divestment of CURE” for further information.

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

PLDT, SubicTel, ClarkTel, Philcom, Smart, Digitel, PCEV, SBI and CURE are required to pay various permits, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees.

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

There are also bills introduced in the 15th Congress of the Philippines which seek to regulate interconnection charges by either prescribing lower rates or potentially prohibiting interconnection charges. Some of them are HB No. 4939 of Representative Winston Castelo, HB No. 4598 of Representative Joseph Violago and HB No. 2858 of Representatives Rufus B. Rodriguez and Maximo B. Rodriguez. Committee hearings on these bills are ongoing.

The NTC has issued a number of directives that regulate the manner in which we conduct our business:

•

On July 3, 2009, the NTC issued Memorandum Circular No. 03-07-2009, imposing an extension of the expiration of the prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart and DMPI have been implementing the new validity period of prepaid loads since July 19, 2009.

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

•

On December 19, 2011, the NTC issued a decision lowering the interconnection charge to/from LEC and to/from CMTS to Php2.50 per minute, from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC, making it in parity with each other. PLDT and Smart separately filed their respective motions for reconsideration alleging among others that interconnection, including the rates thereof, should be by law a product of bilateral negotiations between the parties and the decision was unconstitutional as an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts. PLDT and Smart’s petitions remain pending with the Court of Appeals. Meantime, the PAPTELCO has filed a motion for the execution of the NTC decision before the NTC, which motion, likewise, remains pending.

See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly” for further discussion.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law became effective; or (b) the entity’s first start of commercial operations, whichever date is later. PLDT and PCEV have complied with this requirement. However, Smart and DMPI have not conducted a public offering of its shares. If Smart and DMPI are found to be in violation of R.A. 7925, this could result in the revocation of the franchises of Smart and DMPI and in the filing of a quo warranto case against Smart and DMPI by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information – Risk Factors – Risks Relating to Us – The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares” for further discussion.

On April 14, 2009, the NTC released the implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network or facilities to another such carrier or value-added service provider.

Competition

Including us, there are three major LECs, eight major IGF providers and two major cellular operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. However, barriers to entry are quite high given the amount of investment needed to be made by new entrants in order to match the infrastructure of the existing operators.

Cellular Service

There are presently only two major cellular operators, namely us and Globe, following our acquisition of the Digitel Group in October 2011. Cellular market penetration in the Philippines is in excess of 100% based on SIM ownership.

Competition in the cellular telecommunications industry has intensified starting the middle of 2010 with greater availability of unlimited offers from the telecommunications operators resulting in increased volumes of calls and texts but declining yields. Even after PLDT’s acquisition of the Digitel Group in the last quarter of 2011, Globe continued to compete aggressively to gain revenue market share, albeit on a more regional/localized basis. Competition also increased in the postpaid space with more aggressive promotions involving greater handset subsidies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart was able to defend and stabilize its revenue market share in 2013 by matching Globe’s offers and by highlighting the quality of Smart’s network.

As at December 31, 2013, our network leads the industry in terms of coverage with 20,770 cellular/mobile broadband base stations, and 2,915 fixed wireless broadband base stations, of which 10,000 are 4G-capable.

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

On February 14, 2006, Smart opened its 3G network in selected key cities nationwide, making video calling, video streaming, high speed internet browsing and special 3G content downloads on its 3G network available to subscribers with 3G handsets. In May 2008, DMPI started to operate its 3G network. Likewise, Globe has been rolling out its 3G network. At the end of December 31, 2013, the PLDT Group’s 3G network had achieved about 71% population coverage.

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

In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2013, 2012 and 2011 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership.”

Local Exchange Service

The concerted nationwide local exchange line build-out by various providers, as mandated by the Philippine government, significantly increased the number of fixed line subscribers in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and, in the past, the general sluggishness of the Philippine economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Bayan and Globe-Innove, which provide local exchange service through both fixed and fixed wireless landline services.

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

Bayan launched a similar service at lower rates in the second half of 2006, which service maintains two major price points open to both residential and business subscribers. This service is available under two plans, a plan at a monthly rate of Php699 for customers in Metropolitan Manila and a plan at a monthly rate of Php599 for customers in selected regional areas of the Philippines.

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

Currently, the two PLP postpaid regular services (Plan 600 and Plan 1,000) are both offered with unlimited local outgoing calls. Both plans can be structured with either (i) Php300 load denomination with free 600 local outgoing minutes and unlimited incoming calls for one month; or (ii) Php150 load denomination with free 250 local outgoing minutes and unlimited incoming calls valid only for 15 days. Both prepaid plans charge Php2 per call in excess of free local outgoing minutes.

International Long Distance Service

There are 11 licensed IGF operators, of which eight are major operators, in the country, including us. While we still maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other IGF operators; (2) migration from fixed to mobile calling, coupled with continued increase in the number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as social-networking, text messaging, e-mail, internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

With respect to inbound calls into the Philippines, we have been pursuing a number of initiatives to mitigate the decline in our inbound telecommunications traffic, including modest reduction of our termination rates and identifying and limiting unauthorized traffic termination. In addition, we have also established presence, through our wholly-owned subsidiary PLDT Global, in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue.

National Long Distance Service

Our national long distance service business has been negatively affected by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly text messaging and e-mail. In addition, various Internet Service Providers have launched voice services via the internet to their subscribers nationwide.

While national long distance call volumes have been declining, we have remained the leading provider of national long distance service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

PLDT launches from time to time promotions bundled with our other products to attract new subscribers including free PLDT-to-PLDT NDD service.

Data and Other Network Services

The market for data and other network services is a growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe-Innove and Bayan. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service. PLDT’s intends to compete in this segment, consistent with its overall strategy to broaden its distribution platform and increase its ability to deliver multimedia content.

Environmental Matters

We have not been subject to any material fines or legal or regulatory action involving noncompliance with environmental regulations of the Philippines. We are not aware of any noncompliance in any material respect with relevant environmental protection regulations.

Intellectual Property Rights

We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompany most of our equipment purchases and licenses for certain contents used in VAS of our wireless business. See Note 14 – Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Properties

We own four office buildings located in Makati City and own and operate 481 exchanges nationwide, of which 58 are located in the Metropolitan Manila area, including DMPI’s 10 exchanges. The remaining 423 exchanges, including DMPI’s 198 exchanges, are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2013, we had 10,455 cell sites, 20,770 cellular/mobile broadband base stations and 2,915 fixed wireless broadband base stations, of which 10,000 are 4G-capable.

As at December 31, 2013, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	71% consisted of cable, wire and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•	14% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	9% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•

1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

•	5% consisted of other work equipment.

For more information on these properties, see Note 9 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipments. For more information on the obligations relating to these properties and long-term obligations, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

In 2014, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity to accommodate expected continued increases in call and text volumes as a result of unlimited voice and text offerings and other promotions. Our 2014 estimated consolidated capital expenditures is approximately Php32 billion, of which approximately Php17 billion is estimated to be spent by Smart; approximately Php12 billion is estimated to be spent by PLDT; approximately Php1 billion is estimated to be spent by DMPI; and the balance represents the estimated capital spending of our other subsidiaries. Smart’s capital spending is focused on building out its coverage, leveraging the capabilities of its newly modernized network, expanding its transmission network, increasing international bandwidth capacity and expanding its 3G and wireless broadband networks in order to enhance its data /broadband capabilities. Smart is also enhancing its network and platforms infrastructure and systems to support service delivery to enable customized and targeted services. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures, its fixed line data services and the maintenance of its network. DMPI’s capital spending is intended principally to finance its mainstream services and integration with the PLDT Group network of its core and transmission network to increase penetration, mainly in provincial areas to achieve greater business benefits from a closely synergized environment.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been converted to U.S. dollars at the exchange rate at December 31, 2013 of Php44.40 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 8% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, IPCDSI, AGS, and its subsidiaries, or AGS Group, and Curo Teknika, Inc.; and bills printing and other VAS-related services provided by ePDS, Inc., or ePDS; and

•	Others — PGIH, PGIC and PCEV, our investment companies.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

In addition, our results of operations and financial position are increasingly affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, a depreciation or appreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange losses or gains, respectively. For example, the Philippine peso depreciated against the U.S. dollar from Php41.08 as at December 31, 2012 to Php44.40 as at December 31, 2013, as a result of which we recognized in 2013 foreign exchange losses in the amount of Php2,893 million, representing a decrease of Php6,175 million as against foreign exchange gains in the amount of

Php3,282 million in 2012. Moreover, since approximately 21% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, a depreciation or appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increases or decreases our revenues in Philippine peso terms and increases or decreases our cash flow from operations, respectively. For example, the depreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php44.24 in 2013 from Php42.24 in 2012 increased our U.S. dollar and U.S. dollar-linked revenues in Philippine peso terms. Furthermore, fluctuations of the Philippine peso against the U.S. dollar resulted in gains or losses on our derivative financial instruments, which increasingly affected our results of operations and financial position. For example, we recognized net gains on derivative financial instruments of Php511 million in 2013 from net losses on derivative financial instruments of Php2,009 million in 2012.

On October 26, 2011, we completed the acquisition of the Digitel Group. Our financial statements for the year ended December 31, 2011 include the financial results of the Digitel Group for the period from October 26, 2011 to December 31, 2011. Our financial statements for the years ended December 31, 2013 and 2012 include the full year financial results of the Digitel Group for the years ended December 31, 2013 and 2012. As a result, this may make it difficult to compare our past results of operations and financial position or to estimate our consolidated performance in the future.

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 and 2011 has been classified as discontinued operations and a disposal group held-for-sale. See Item 4. “Information on the Company – Development Activities (2011-2013) – Sale of BPO Segment”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion of the classification of the BPO segment as an asset classified as held-for-sale.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated Adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2013, 2012 and 2011 is set forth below.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012(1)	2011(1, 2)
	(in millions)

Adjusted EBITDA from continuing operations	77,552	75,388	78,225

Add (deduct) adjustments to continuing operations:
Other income	4,113	5,813	2,626
Equity share in net earnings of associates and joint ventures	2,742	1,538	2,035
Interest income	932	1,354	1,357
Gains (losses) on derivative financial instruments – net	511	(2,009)	201
Amortization of intangible assets	(1,020)	(921)	(117)
Retroactive effect of adoption of Revised IAS 19(2)	(1,269)	1,287	—
Asset impairment	(2,143)	(2,896)	(8,514)
Foreign exchange gains (losses) – net	(2,893)	3,282	(735)
Financing costs – net	(6,589)	(6,876)	(6,454)
Provision for income tax	(8,248)	(8,050)	(10,734)
Depreciation and amortization	(30,304)	(32,354)	(27,539)

Total adjustments	(44,168)	(39,832)	(47,874)

Net income from continuing operations	33,384	35,556	30,351
Net income from discontinued operations	2,069	543	867

Consolidated net income	35,453	36,099	31,218

(1)

As adjusted to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(2)	Includes the Digitel Group’s Adjusted EBITDA for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012(1)	2011(1, 2)
		(in millions)

Core income from continuing operations	38,816	36,356	37,827
Core income from discontinued operations	(99)	551	789

Consolidated core income	38,717	36,907	38,616

Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge cost	816	(1,689)	564
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	59	(91)	(476)
Net income (loss) attributable to noncontrolling interests	33	(49)	(60)
Casualty losses due to Typhoon Yolanda	(878)	—	—
Retroactive effect of adoption of Revised IAS 19(2)	(1,269)	1,287	—
Asset impairment on noncurrent assets	(2,143)	(2,896)	(8,514)
Foreign exchange gains (losses) – net	(2,893)	3,282	(741)
Net tax effect of aforementioned adjustments	843	(644)	1,608
Others	—	—	143

Total adjustments	(5,432)	(800)	(7,476)

Adjustment to discontinued operations	2,168	(8)	78

Net income from continuing operations	33,384	35,556	30,351
Net income from discontinued operations	2,069	543	867

Consolidated net income	35,453	36,099	31,218

(1)

As adjusted to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(2)	Includes the Digitel Group’s core income for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holders of PLDT for the years ended December 31, 2013, 2012 and 2011:

	2013		2012(1)		2011(1, 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Core EPS from continuing operations	179.38	179.38	168.03	168.03	195.27	195.10
Core EPS from discontinued operations	(0.45)	(0.45)	2.55	2.55	4.12	4.12

Consolidated core EPS	178.93	178.93	170.58	170.58	199.39	199.22
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net,	2.65	2.65	(5.47)	(5.47)	2.06	2.06
Core income adjustment on equity share in net earnings (losses) of associates and joint	0.27	0.27	(0.42)	(0.42)	(2.48)	(2.48)
Casualty losses due to typhoon “Yolanda”	(3.58)	(3.58)	—	—	—	—
Retroactive effect of adoption of Revised IAS 19 (Note 2)	(5.10)	(5.10)	5.18	5.18	—	—
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(9.61)	(9.61)	10.63	10.63	(2.68)	(2.67)
Asset impairment (Notes 3, 5 and 9)	(9.92)	(9.92)	(13.40)	(13.40)	(36.47)	(36.44)
Gain on disposal of investment and others	—	—	—	—	0.82	0.82

Total adjustments	(25.29)	(25.29)	(3.48)	(3.48)	(38.75)	(38.71)

Adjustments to discontinued operations	10.03	10.03	(0.03)	(0.03)	0.41	0.40

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	154.09	154.09	164.55	164.55	156.52	156.39
EPS from discontinued operations attributable to common equity holders of PLDT	9.58	9.58	2.52	2.52	4.53	4.52

Consolidated EPS attributable to common equity holders of PLDT	163.67	163.67	167.07	167.07	161.05	160.91

(1)

As adjusted to reflect the adjustments on the application of the Revised IAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

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

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer, and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares was executed in four tranches, and was completed by December 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at December 31, 2012. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for: (a) SMHC, SMI, FECL Group, Piltel International Holdings Corporation, PLDT Global and certain of its subsidiaries, PGNL, DCPL, and certain subsidiaries of Chikka, which use the U.S. dollar; (b) SHPL, TPL, 3rd Brand, CPL, CITP Singapore Pte. Ltd., and BayanTrade Singapore Pte. Ltd., which use the Singapore dollar; (c) CCCBL, which use the Chinese renminbi; (d) BayanTrade (Malaysia) Sdn Bhd., which use Malaysian ringgit; and (e) PT Columbus IT Indonesia, which use the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php6,041 million, Php5,860 million and Php3,938 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php86 million, Php263 million and Php224 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total finance lease obligations from continuing operations amounted to Php11 million, Php18 million and Php14 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php7 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV. Satventures is a wholly-owned subsidiary of MediaQuest and Cignal TV is a wholly-owned subsidiary of Satventures. ePLDT’s investments in PDRs are part of our overall strategy to broaden our distribution platform and increase our ability to deliver multi-media content. On September 27, 2013, the Satventures and Cignal TV PDRs were issued and provided ePLDT a 40% economic interest each in the common shares of Satventures and Cignal TV, or an aggregate of 64% economic interest in Cignal TV.

Based on our judgment, ePLDT’s investments in PDRs give ePLDT a significant influence over Satventures and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php9,522 million as at December 31, 2013. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investment in MediaQuest to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from co-location of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

See Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total asset impairment on noncurrent assets from continuing operations amounted Php2,143 million, Php2,896 million and Php8,514 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2013 and 2012 and Php3 million for the year ended December 31, 2011. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php30,304 million, Php32,354 million and Php27,539 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php153 million, Php466 million and Php418 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php192,665 million, Php200,078 million and Php200,142 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php1,529 million as at December 31, 2012.

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

The total amortization of intangible assets from continuing operations with finite life amounted to Php1,020 million, Php921 million and Php117 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php55 million, Php180 million and Php147 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total carrying values of intangible assets with finite life from continuing operations amounted to Php7,286 million, Php7,505 million and Php8,698 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php354 million as at December 31, 2012.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Goodwill and intangible assets with indefinite useful life

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

Total carrying values of goodwill and intangible assets with indefinite useful life from continuing operations amounted to Php66,632 million, Php66,745 million and Php74,605 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php6,679 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php12,426 million, Php15,351 million and Php16,098 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,496 million, Php3,655 million and Php4,240 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php4,401 million, Php919 million and Php1,174 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php30 million, Php28 million and Php275 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total consolidated net deferred income tax assets from continuing operations amounted to Php14,181 million, Php7,225 million and Php5,117 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php212 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php3,171 million, Php2,175 million and Php1,543 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php2 million, Php3 million and Php6 million for the years ended December 31, 2013, 2012 and 2011, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php17,564 million, Php16,379 million and Php16,245 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php2,704 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php856 million, Php584 million and Php570 million for the years ended December 31, 2013, 2012 and 2011, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php9 million, Php170 million and Php8 million for the years ended December 31, 2013, 2012 and 2011, respectively. The prepaid benefit costs from continuing operations amounted to Php199 million, Php1,625 million and Php8,626 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The accrued benefit costs from continuing operations amounted to Php10,310 million, Php492 million and Php438 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php206 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2013 and 2012 amounted to Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php3,129 million and Php1,491 million as at December 31, 2013 and 2012, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,144 million, Php2,543 million and Php2,107 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of financial assets and liabilities as at December 31, 2013 amounted to Php4,965 million and Php115,885 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php6,782 million and Php134,036 million, respectively. Total fair values of financial assets and liabilities as at January 1, 2012 amounted to Php8,766 million and Php119,410 million, respectively. See Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2013

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2013 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2013, 2012 and 2011. In each of the years ended December 31, 2013 and 2012, a majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless		Fixed Line		Others		Inter-segment Transactions	Consolidated
	(in millions)

For the year ended December 31, 2013
Revenues	Php	119,323	Php	63,567	Php	—	(Php14,559)	Php	168,331
Expenses		84,674		55,975		5	(15,139)		125,515
Other income (expenses)		(3,866)		(481)		3,597	(434)		(1,184)
Income before income tax		30,783		7,111		3,592	146		41,632
Provision for (Benefit from) income tax		8,862		(698)		84	—		8,248
Net income/Segment profit		21,921		7,809		3,508	146		35,453
Continuing operations		21,921		7,809		3,508	146		33,384
Discontinued operations		—		—		—	—		2,069
Adjusted EBITDA from continuing operations		54,703		22,274		(5)	580		77,552
Adjusted EBITDA margin(1)		47%		36%		—	(4%)		47%
Core income		26,499		9,061		3,110	146		38,717
Continuing operations		26,499		9,061		3,110	146		38,816
Discontinued operations		—		—		—	—		(99)

For the year ended December 31, 2012(2)
Revenues		115,932		60,246		—	(13,145)		163,033
Expenses		83,717		52,776		18	(13,982)		122,529
Other income (expenses)		893		(1,781)		4,358	(368)		3,102
Income before income tax		33,108		5,689		4,340	469		43,606
Provision for (Benefit from) income tax		8,094		(51)		7	—		8,050
Net income/Segment profit		25,014		5,740		4,333	469		36,099
Continuing operations		25,014		5,740		4,333	469		35,556
Discontinued operations		—		—		—	—		543
Adjusted EBITDA from continuing operations		54,480		20,089		(18)	837		75,388
Adjusted EBITDA margin(1)		48%		34%		—	(6%)		47%
Core income		25,694		5,769		4,424	469		36,907
Continuing operations		25,694		5,769		4,424	469		36,356
Discontinued operations		—		—		—	—		551

For the year ended December 31, 2011(2, 3)
Revenues		103,538		58,290		—	(13,349)		148,479
Expenses		71,009		49,174		11	(13,770)		106,424
Other income (expenses)		(1,734)		(966)		1,998	(268)		(970)
Income before income tax		30,795		8,150		1,987	153		41,085
Provision for income tax		8,429		2,303		2	—		10,734
Net income/Segment profit		22,366		5,847		1,985	153		31,218
Continuing operations		22,366		5,847		1,985	153		30,351
Discontinued operations		—		—		—	—		867
Adjusted EBITDA from continuing operations		55,433		22,382		(11)	421		78,225
Adjusted EBITDA margin(1)		54%		39%		—	3%		54%
Core income		29,903		5,310		2,461	153		38,616
Continuing operations		29,903		5,310		2,461	153		37,827
Discontinued operations		—		—		—	—		789

(1)	Adjusted EBITDA margin for the period is measured as Adjusted EBITDA from continuing operations divided by service revenues.
(2)

As adjusted to reflect the adjustments on the application of the Revised IAS 19 — Employee Benefits and certain presentation adjustments to conform with the current presentation of our business segments. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.

In the following discussion and analysis of our financial condition and results of operations for financial year 2013, 2012 and 2011, our results of operations for 2013 and 2012 consolidate the results of operations of the Digitel Group (including DMPI) for the full year in 2013 and 2012 while the results of operations for 2011 consolidate the results of Digitel’s operations only from October 26, 2011 to December 31, 2011. Therefore, in the following section, references to increases in contribution from Digitel or DMPI in 2012 for a particular line item, such as revenues or expenses, should be read to describe the result of the inclusion of Digitel’s or DMPI’s results of operations in our consolidated results of operations for the full year in 2012 as compared to the more limited period in 2011 and does not necessarily reflect an actual increase in the historical amount of such line item by Digitel or DMPI in 2012 from 2011.

Years Ended December 31, 2013 and 2012

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php168,331 million in 2013, an increase of Php5,298 million, or 3%, as compared with Php163,033 million in 2012, primarily due to higher cellular and broadband revenues from our wireless business, and higher revenues from data and other network, and miscellaneous services from our fixed line business, partially offset by lower revenues from national long distance, local exchange and international long distance services from our fixed line business, and lower satellite and other services from our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2013 and 2012:

	2013		%	2012(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	119,323	71	Php	115,932	71	Php	3,391	3
Fixed line		63,567	38		60,246	37		3,321	6
Others(2)		—	—		—	—		—	—
Inter-segment transactions		(14,559)	(9)		(13,145)	(8)		(1,414)	11

Consolidated	Php	168,331	100	Php	163,033	100	Php	5,298	3

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(2)

See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Years Ended December 31, 2013 and 2012 — Other Income (Expenses)” for a discussion of income and expenses relating to the Others business.

Expenses

Consolidated expenses increased by Php2,986 million, or 2%, to Php125,515 million in 2013 from Php122,529 million in 2012, as a result of higher expenses related to cost of sales, professional and other contracted services, repairs and maintenance, taxes and licenses, asset impairment, insurance and security, rent, and communication, training and travel, partially offset by lower expenses related to depreciation and amortization, compensation and employee benefits, including the retroactive effect of the application of the Revised IAS 19 on our manpower rightsizing program, or MRP, costs of Php1,269 million in 2013, and interconnection costs.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2013 and 2012:

	2013		%	2012(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	84,674	67	Php	83,717	68	Php	957	1
Fixed line		55,975	45		52,776	43		3,199	6
Others		5	—		18	—		(13)	(72)
Inter-segment transactions		(15,139)	(12)		(13,982)	(11)		(1,157)	8

Consolidated	Php	125,515	100	Php	122,529	100	Php	2,986	2

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 — Employee Benefits. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Other Income (Expenses)

Consolidated other expenses amounted to Php1,184 million in 2013, a change of Php4,286 million as against other income of Php3,102 million in 2012, primarily due to the combined effects of the following: (i) foreign exchange losses of Php2,893 million in 2013 as against foreign exchange gains of Php3,282 million in 2012 mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011; (ii) a decrease in other income by Php1,700 million mainly due to the realized portion of deferred gain on the transfer of Manila Electric Company, or Meralco, shares to Beacon Electric Asset Holdings, Inc., or Beacon, of Php2,012 million in 2012, lower dividend income by Php718 million and reversal of prior years’ inventory provision, partially offset by the reversal of provision for NTC fees assessment as a result of a favorable Supreme Court decision, higher gain on the sale of Philweb shares by Php297 million, pension savings in 2013, higher income from consultancy and gain on insurance claims; (iii) lower interest income by Php422 million due to lower weighted average peso and dollar interest rates, lower amount of Philippine peso placements and shorter average tenor of dollar placements, partly offset by higher amount of dollar placements, longer average tenors of Philippine peso placements and the depreciation of the Philippine peso to the U.S. dollar; (iv) a decrease in net financing costs by Php287 million mainly due to lower average interest rates on loans, lower outstanding debt balance in 2013 and lower financing charges, partly offset by higher amortization of debt discount and lower capitalized interest; (v) an increase in equity share in net earnings of associates and joint ventures by Php1,204 million; and (vi) net gains on derivative financial instruments of Php511 million in 2013 as against net losses on derivative financial instruments of Php2,009 million in 2012 due to the maturity of the 2012 hedges, depreciation of the Philippine peso and wider dollar and peso interest rate differentials in 2013.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2013 and 2012:

	2013		%	2012(1)%			Change
							Amount		%
	(in millions)

Wireless	(Php	3,866)	326	Php	893	29	(Php	4,759)	(533)
Fixed line		(481)	41		(1,781)	(57)		1,300	(73)
Others		3,597	(304)		4,358	140		(761)	(17)
Inter-segment transactions		(434)	37		(368)	(12)		(66)	18

Consolidated	(Php	1,184)	100	Php	3,102	100	(Php	4,286)	(138)

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 — Employee Benefits. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Net Income

Consolidated net income decreased by Php646 million, or 2%, to Php35,453 million in 2013, from Php36,099 million in 2012. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated other expense – net by Php4,286 million; (ii) an increase in consolidated expenses by Php2,986 million; (iii) an increase in consolidated provision for income tax by Php198 million, which was mainly due to higher taxable income of our wireless and other businesses, partially offset by lower taxable income of our fixed line business; (iv) an increase in consolidated revenues by Php5,298 million; and (v) higher income from discontinued operations of Php1,526 million mainly due to the gain on disposal of our BPO business. Our consolidated basic and diluted EPS, including EPS from discontinued operations, decreased to Php163.67 in 2013 from consolidated basic and diluted EPS of Php167.07 in 2012. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the years ended December 31, 2013 and 2012.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2013 and 2012:

	2013		%	2012(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	21,921	62	Php	25,014	69	(Php	3,093)	(12)
Fixed line		7,809	22		5,740	16		2,069	36
Others		3,508	10		4,333	12		(825)	(19)
Inter-segment transactions		146	—		469	1		(323)	(69)

Continuing operations		33,384	94		35,556	98		(2,172)	(6)
Discontinued operations		2,069	6		543	2		1,526	281

Consolidated	Php	35,453	100	Php	36,099	100	(Php	646)	(2)

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 — Employee Benefits. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Adjusted EBITDA

Our consolidated Adjusted EBITDA from continuing operations amounted to Php77,552 million in 2013, an increase of Php2,164 million, or 3%, as compared with Php75,388 million in 2012, primarily due to higher consolidated revenues, and lower operating expenses related to compensation and employee benefits, excluding the retroactive effect of the application of the Revised IAS 19 on our MRP costs of Php1,269 million in 2013, and interconnection costs, partially offset by higher cost of sales, provision for doubtful accounts, and operating expenses related to professional and other contracted services, repairs and maintenance costs, taxes and licenses, and insurance and security services.

The following table shows the breakdown of our consolidated Adjusted EBITDA from continuing operations by business segment for the years ended December 31, 2013 and 2012:

	2013		%	2012(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	54,703	70	Php	54,480	72	Php	223	—
Fixed line		22,274	29		20,089	27		2,185	11
Others		(5)	—		(18)	—		13	(72)
Inter-segment transactions		580	1		837	1		(257)	(31)

Continuing operations	Php	77,552	100	Php	75,388	100	Php	2,164	3

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 — Employee Benefits. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Core Income

Our consolidated core income, including core income from discontinued operations, amounted to Php38,717 million in 2013, an increase of Php1,810 million, or 5%, as compared with Php36,907 million in 2012, primarily due to an increase in consolidated revenues, partially offset by an increase in consolidated expenses, excluding the retroactive effect of the application of the Revised IAS 19 on our MRP costs of Php1,269 million in 2013, higher other expenses and lower core income contribution from discontinued operations and higher provision for income tax. Our consolidated basic and diluted core EPS, including basic and diluted core EPS from discontinued operations, increased to Php178.93 in 2013 from Php170.58 in 2012.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2013 and 2012:

	2013		%	2012(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	26,499	69	Php	25,694	70	Php	805	3
Fixed line		9,061	23		5,769	16		3,292	57
Others		3,110	8		4,424	12		(1,314)	(30)
Inter-segment transactions		146	—		469	1		(323)	(69)

Continuing operations		38,816	100		36,356	99		2,460	7
Discontinued operations		(99)	—		551	1		(650)	(118)

Consolidated	Php	38,717	100	Php	36,907	100	Php	1,810	5

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 — Employee Benefits. See Note 2 — Summary of Significant Accounting Policies — Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php119,323 million in 2013, an increase of Php3,391 million, or 3%, from Php115,932 million in 2012, which was primarily due to higher revenues from our cellular and wireless broadband services.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2013 and 2012 by service segment:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	105,875	89	Php	103,604	89	Php	2,271	2
Wireless broadband, satellite and others
Wireless broadband		9,432	8		8,606	8		826	10
Satellite and others		1,372	1		1,569	1		(197)	(13)

		116,679	98		113,779	98		2,900	3
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems		2,644	2		2,153	2		491	23

Total Wireless Revenues	Php	119,323	100	Php	115,932	100	Php	3,391	3

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Service Revenues

Our wireless service revenues in 2013, increased by Php2,900 million, or 3%, to Php116,679 million as compared with Php113,779 million in 2012, mainly as a result of higher revenues from our cellular and wireless broadband services, partially offset by lower revenues from our satellite and other services. The increase in our cellular revenues was mainly due to higher domestic voice, and mobile internet revenues, partially offset by the decrease in text messaging revenues, lower international voice and other cellular service revenues. The increase in our wireless broadband revenues was mainly due to a 4% growth in our broadband subscriber base. Our dollar-linked revenues were affected by the depreciation of the Philippine peso relative to the U.S. dollar, which increased to a weighted average exchange rate of Php42.44 for the year ended December 31, 2013 from Php42.24 for the year ended December 31, 2012. As a percentage of our total wireless revenues, service revenues accounted for 98% in each of 2013 and 2012.

Cellular Service

Our cellular service revenues in 2013 amounted to Php105,875 million, an increase of Php2,271 million, or 2%, from Php103,604 million in 2012. Cellular service revenues accounted for 91% of our wireless service revenues in each of 2013 and 2012.

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

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012(1)		Amount		%
	(in millions)

Cellular service revenues	Php	105,875	Php	103,604	Php	2,271	2

By service type		103,642		101,042		2,600	3
Prepaid		84,600		84,525		75	—
Postpaid		19,042		16,517		2,525	15

By component		103,642		101,042		2,600	3
Voice		51,384		49,627		1,757	4
Data		52,258		51,415		843	2

Others(2)		2,233		2,562		(329)	(13)

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(2)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%

Cellular subscriber base	70,045,627	69,866,458	179,169	—
Prepaid	67,667,750	67,611,537	56,213	—
Smart	24,608,687	25,061,453	(452,766)	(2)
Talk ’N Text	29,485,017	28,445,053	1,039,964	4
Sun Cellular	13,574,046	14,105,031	(530,985)	(4)
Postpaid	2,377,877	2,254,921	122,956	5
Sun Cellular	1,488,181	1,571,441	(83,260)	(5)
Smart	889,696	683,480	206,216	30

Systemwide traffic volumes (in million minutes)(1)
Calls	55,094	53,025	2,069	4
Domestic	51,504	49,597	1,907	4
Inbound	1,228	1,242	(14)	(1)
Outbound	50,276	48,355	1,921	4
International	3,590	3,428	162	5
Inbound	3,216	3,025	191	6
Outbound	374	403	(29)	(7)

SMS/Data count (in million hits)(1)	506,702	501,964	4,738	1
Text messages	504,050	500,039	4,011	1
Domestic	503,176	499,191	3,985	1
Bucket-Priced/Unlimited	471,298	468,898	2,400	—
Standard	31,878	30,293	1,585	5
International	874	848	26	3
Value-Added Services	2,577	1,872	705	38
Financial Services	75	53	22	42
Mobile internet (in TB)	18,092	4,954	13,138	265

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Revenues generated from our prepaid cellular services amounted to Php84,600 million in 2013, an increase of Php75 million as compared with Php84,525 million in 2012. Prepaid cellular service revenues accounted for 82% and 84% of cellular voice and data revenues in 2013 and 2012, respectively. Revenues generated from postpaid cellular service amounted to Php19,042 million in 2013, an increase of Php2,525 million, or 15%, as compared with Php16,517 million earned in 2012, and which accounted for 18% and 16% of cellular voice and data revenues in 2013 and 2012, respectively. The increase in revenues from our prepaid cellular services was primarily due to an increase in domestic outbound voice revenues and mobile internet, partially offset by a decline in international outbound revenues. The increase in our postpaid cellular service revenues was primarily due to an increase in postpaid subscribers of Smart from 889,696 in 2013 from 683,480 in 2012 due to higher activations.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php1,757 million, or 4%, to Php51,384 million in 2013 from Php49,627 million in 2012, primarily due to higher cellular domestic voice revenues, partially offset by lower cellular international voice revenues. Cellular voice services accounted for 49% and 48% of our cellular service revenues in 2013 and 2012, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012(1)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	4,655	Php	4,737	(Php	82)	(2)
Outbound		30,619		28,440		2,179	8

		35,274		33,177		2,097	6

International
Inbound		13,922		13,838		84	1
Outbound		2,188		2,612		(424)	(16)

		16,110		16,450		(340)	(2)

Total	Php	51,384	Php	49,627	Php	1,757	4

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Domestic voice service revenues increased by Php2,097 million, or 6%, to Php35,274 million in 2013 from Php33,177 million in 2012, primarily due to an increase in domestic outbound voice service revenues by Php2,179 million, partially offset by lower domestic inbound voice service revenues by Php82 million.

Revenues from domestic outbound voice service increased by Php2,179 million, or 8%, to Php30,619 million in 2013 from Php28,440 million in 2012 mainly due to increased traffic on unlimited calls and improved yield on bucket offers. Domestic outbound call volume of 50,276 million minutes increased by 1,921 million minutes, or 4%, from 48,355 million minutes in 2012.

Revenues from our domestic inbound voice service decreased by Php82 million, or 2%, to Php4,655 million in 2013 from Php4,737 million in 2012. Domestic inbound call volumes of 1,228 million minutes in 2013, decreased by 14 million minutes, or 1%, from 1,242 million minutes in 2012 primarily due to lower traffic from fixed line calls.

International voice service revenues decreased by Php340 million, or 2%, to Php16,110 million in 2013 from Php16,450 million in 2012 primarily due to the decline in international outbound voice service revenues by Php424 million, or 16%, to Php2,188 million in 2013 from Php2,612 million in 2012, partially offset by higher international inbound voice service revenues by Php84 million, or 1%, to Php13,922 million in 2013 from Php13,838 million in 2012. The net decrease in international voice service revenues was due to lower outbound traffic and a decrease in inbound termination rates, partially offset by the increase in inbound traffic and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 3,590 million minutes, an increase of 162 million minutes, or 5%, from 3,428 million minutes in 2012.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php843 million, or 2%, to Php52,258 million in 2013 from Php51,415 million in 2012 primarily due to higher mobile internet and VAS revenues, partially offset by lower text messaging revenues. Cellular data services accounted for 49% and 50% of our cellular service revenues in 2013 and 2012, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012(1)		Amount		%
	(in millions)
Text messaging
Domestic	Php	41,822	Php	42,719	(Php	897)	(2)
Bucket-Priced/Unlimited		29,411		28,752		659	2
Standard		12,411		13,967		(1,556)	(11)
International		3,519		3,782		(263)	(7)

		45,341		46,501		(1,160)	(2)

Mobile internet(2)		4,968		3,121		1,847	59

Value-added services(3)		1,786		1,719		67	4

Financial services		163		74		89	120

Total	Php	52,258	Php	51,415	Php	843	2

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(2)	Includes revenues from web-based services, net of allocated discounts and content provider costs.
(3)

Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); and Pasa Load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up).

Text messaging-related services contributed revenues of Php45,341 million in 2013, a decrease of Php1,160 million, or 2%, as compared with Php46,501 million in 2012, and accounted for 87% and 90% of our total cellular data service revenues in 2013 and 2012, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower domestic standard and international messaging revenues, partially offset by higher text messaging revenues from the various bucket-priced/unlimited SMS offers. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php29,411 million in 2013, an increase of Php659 million, or 2%, as compared with Php28,752 million in 2012. Bucket-priced/unlimited text messages increased by 2,400 million to 471,298 million in 2013 from 468,898 million in 2012.

Standard text messaging revenues, which includes inbound and outbound standard SMS revenues, decreased by Php1,556 million, or 11%, to Php12,411 million in 2013 from Php13,967 million in 2012, mainly due to a decrease in outbound standard SMS revenues primarily as a result of increased preference for bucket and unlimited SMS offers, partly offset by higher inbound revenues due to higher text messages from other carriers. PLDT expects the trend of bucket and unlimited SMS offers to continue in the future. Standard text messages increased by 1,585 million, or 5% to 31,878 million in 2013 from 30,293 million in 2012, as a result of increased domestic inbound SMS volume, partially offset by the decline in domestic outbound standard SMS volume.

International text messaging revenues amounted to Php3,519 million in 2013, a decrease of Php263 million, or 7%, from Php3,782 million in 2012 mainly due to lower outbound international SMS revenues driven by the decline in outbound traffic, partially offset by higher inbound traffic, higher effective dollar yield of international inbound SMS and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php1,847 million, or 59%, to Php4,968 million in 2013 from Php3,121 million in 2012 as a result of higher traffic for mobile internet browsing. Mobile internet service registered 18,092 TB in 2013, an increase of 13,138 TB, or 265%, from 4,954 TB in 2012.

VAS contributed revenues of Php1,786 million in 2013, an increase of Php67 million, or 4%, as compared with Php1,719 million in 2012, primarily due to an increase in revenues from SMS-based VAS revenues, partially offset by lower Pasa Load/Give-a-Load and MMS-based VAS revenues.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2013, our cellular subscribers totaled 70,045,627, an increase of 179,169 over the cellular subscriber base of 69,866,458 as at December 31, 2012. Our cellular prepaid subscriber base increased by 56,213 to 67,667,750 as at December 31, 2013 from 67,611,537 as at December 31, 2012, while our cellular postpaid subscriber base also increased by 122,956, or 5%, to 2,377,877 as at December 31, 2013 from 2,254,921 as at December 31, 2012. The increase in subscriber base was primarily due to the growth in Talk ‘N Text prepaid subscribers by 1,039,964, partially offset by a net decrease in Smart and Sun Cellular subscribers by 246,550 and 614,245, respectively, resulting from lower average activations in 2013. Prepaid subscribers exclude those subscribers whose minimum balance is derived via accumulation from its rewards program. Prepaid subscribers accounted for 97% of our total subscriber base as at December 31, 2013 and 2012.

Our net subscriber activations (reductions) for the years ended December 31, 2013 and 2012 were as follows:

			Increase (Decrease)
	2013	2012	Amount	%

Prepaid	56,213	5,818,745	(5,762,532)	(99)
Smart	(452,766)	(2,950,068)	2,497,302	(85)
Talk ’N Text	1,039,964	7,977,878	(6,937,914)	(87)
Sun Cellular	(530,985)	790,935	(1,321,920)	(167)

Postpaid	122,956	351,084	(228,128)	(65)
Smart	206,216	132,732	73,484	55
Sun Cellular	(83,260)	218,352	(301,612)	(138)

Total	179,169	6,169,829	(5,990,660)	(97)

Prepaid and postpaid subscribers reflected net activations of 56,213 and 122,956 subscribers, respectively, in 2013, as compared with of 5,818,745 and 351,084, respectively, in 2012.

The following table summarizes our average monthly churn rates for the years ended December 31, 2013 and 2012:

	2013	2012
	(in %)

Prepaid
Smart	5.3	6.0
Talk ’N Text	5.0	4.1
Sun Cellular	10.6	11.0

Postpaid
Smart	2.7	2.6
Sun Cellular	3.2	1.0

For Smart Prepaid subscribers, the average monthly churn rate in 2013 and 2012 were 5.3% and 6.0%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 5.0% and 4.1% in 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 10.6% and 11.0% in 2013 and 2012, respectively.

The average monthly churn rate for Smart Postpaid subscribers were 2.7% and 2.6% in 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 3.2% and 1.0% in 2013 and 2012, respectively.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2013 and 2012:

	Gross(1)				Increase (Decrease)			Net(2)				Increase (Decrease)
	2013		2012(3)		Amount		%	2013		2012(3)		Amount		%

Prepaid
Smart	Php	164	Php	167	(Php	3)	(2)	Php	144	Php	145	(Php	1)	—
Talk ’N Text		96		111		(15)	(14)		85		97		(12)	(12)
Sun Cellular		68		69		(1)	(1)		61		59		2	3
Postpaid
Smart		1,140		1,268		(128)	(10)		1,127		1,251		(124)	(10)
Sun Cellular		483		394		89	23		480		391		89	23

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

(3)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our average monthly prepaid and postpaid ARPUs per quarter in 2013 and 2012 were as follows:

	Prepaid						Postpaid
	Smart		Talk ’N Text		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

2013
First Quarter	160	141	98	87	66	57	1,168	1,154	458	455
Second Quarter	160	141	98	87	66	58	1,167	1,153	499	495
Third Quarter	161	142	92	82	66	60	1,111	1,099	479	476
Fourth Quarter	174	153	96	85	72	68	1,113	1,102	495	493

2012(3)
First Quarter	170	148	116	102	68	57	1,292	1,269	390	388
Second Quarter	164	143	113	100	66	57	1,264	1,237	400	397
Third Quarter	162	140	107	93	67	58	1,253	1,251	391	388
Fourth Quarter	170	149	106	93	74	64	1,265	1,248	393	391

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(2)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.
(3)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the MVNO services of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php826 million, or 10%, to Php9,432 million in 2013 from Php8,606 million in 2012, primarily due to an increase in prepaid revenues by Php356 million, or 14%, to Php2,823 million in 2013 from Php2,467 million in 2012, and increase in postpaid revenues by Php470 million, or 8%, to Php6,609 million in 2013 from Php6,139 million in 2012.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012		Amount		%

Wireless Broadband Revenues	Php	9,432	Php	8,606	Php	826	10
Prepaid		2,823		2,467		356	14
Postpaid		6,609		6,139		470	8

Wireless Broadband Subscribers		2,453,826		2,359,024		94,802	4
Prepaid		1,669,618		1,587,160		82,458	5
Smart		1,359,862		1,231,092		128,770	10
Sun		309,756		356,068		(46,312)	(13)
Postpaid		784,208		771,864		12,344	2
Smart		549,347		495,802		53,545	11
Sun		234,861		276,062		(41,201)	(15)

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 2,453,826 subscribers as at December 31, 2013, a net increase of 94,802 subscribers, or 4%, as compared with 2,359,024 subscribers as at December 31, 2012, primarily due to an increase by 182,315, or 11%, in Smart Broadband subscribers, partially offset by a decrease in Sun Broadband subscribers by 87,513, or 14%, as at December 31, 2013. Our prepaid wireless broadband subscriber base increased by 82,458 subscribers, or 5%, to 1,669,618 subscribers as at December 31, 2013 from 1,587,160 subscribers as at December 31, 2012, while our postpaid wireless broadband subscriber base increased by 12,344 subscribers, or 2%, to 784,208 subscribers as at December 31, 2013 from 771,864 subscribers as at December 31, 2012.

Smart Broadband offers myBro, a fixed wireless broadband service being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX network. myBro revenues increased by Php332 million, or 8%, to Php4,314 million in 2013 from Php3,982 million in 2012 primarily due to an increase in subscriber base by 8,858, or 2%, to 436,094 as at December 31, 2013 from 427,236 as at December 31, 2012.

Smart Broadband also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity at varying speeds in places where there is Smart network coverage provided by either 3G high speed packet access (HSPA), 4G HSPA+ or Long Term Evolution, or LTE, technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. Smart Broadband also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. SmartBro LTE offers the latest broadband technology with speeds of up to 42 Mbps. SmartBro LTE Plug-It and SmartBro LTE Pocket Wifi are also available in both postpaid and prepaid variants. We also have an additional array of load packages that offer time period-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php197 million, or 13%, to Php1,372 million in 2013 from Php1,569 million in 2012, primarily due to a decrease in the number of ACeS Philippines’ subscribers and lower revenue contribution from MVNO services of PLDT Global, partially offset by the effect of higher weighted average exchange rate of Php42.44 for the year ended December 31, 2013 from Php42.24 for the year ended December 31, 2012 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php491 million, or 23%, to Php2,644 million in 2013 from Php2,153 million in 2012, primarily due to increased availments for broadband Pocket WiFi and cellular retention packages, partly offset by lower quantity of broadband Plug-It modem and cellular handsets/SIM-packs issued for activation.

Expenses

Expenses associated with our wireless business amounted to Php84,674 million in 2013, an increase of Php957 million, or 1%, from Php83,717 million in 2012. A significant portion of this increase was attributable to higher expenses related to cost of sales, professional and other contracted services, rent, communication, training and travel, compensation and employee benefits, and insurance and security services, partially offset by lower depreciation and amortization, interconnection costs and asset impairment. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 71% and 72% in 2013 and 2012, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2013 and 2012 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	16,358	19	Php	19,000	23	(Php	2,642)	(14)
Cost of sales		10,182	12		7,373	9		2,809	38
Rent		10,148	12		9,970	12		178	2
Compensation and employee benefits		8,727	11		8,586	10		141	2
Interconnection costs		8,141	10		8,458	10		(317)	(4)
Selling and promotions		7,944	9		7,933	10		11	—
Repairs and maintenance		7,861	9		7,843	9		18	—
Professional and other contracted services		4,290	5		3,733	4		557	15
Asset impairment		3,918	5		4,218	5		(300)	(7)
Taxes and licenses		2,411	3		2,410	3		1	—
Communication, training and travel		1,580	2		1,430	2		150	10
Insurance and security services		1,157	1		1,033	1		124	12
Amortization of intangible assets		1,018	1		921	1		97	11
Other expenses		939	1		809	1		130	16

Total	Php	84,674	100	Php	83,717	100	Php	957	1

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Depreciation and amortization charges decreased by Php2,642 million, or 14%, to Php16,358 million primarily due to a lower depreciable asset base.

Cost of sales increased by Php2,809 million, or 38%, to Php10,182 million primarily due to increased issuances of handsets to existing postpaid subscribers for cellular retention and higher average cost of handsets/SIM-packs issued for activation purposes, complemented by higher average cost for broadband Pocket WiFi, partially offset by lower quantity of handsets/SIM-packs issued for activation and decreased issuances for broadband Plug-It modems.

Rent expenses increased by Php178 million, or 2%, to Php10,148 million primarily due to an increase in leased circuit charges and office building rental, partially offset by lower site rental charges. As at December 31, 2013, we had 10,455 cell sites, 20,770 cellular/mobile broadband base stations and 2,915 fixed wireless broadband base stations, of which 10,000 are 4G-capable, as compared with 11,132 cell sites, 20,096 cellular/mobile broadband base stations and 2,871 fixed wireless broadband base stations, of which 7,561 are 4G-capable broadband stations, as at December 31, 2012.

Compensation and employee benefits expenses increased by Php141 million, or 2%, to Php8,727 million primarily due to higher MRP costs as a result of the retroactive adjustment of the application of the Revised IAS 19 of Php537 million in 2013, as well as LTIP costs, partially offset by lower salaries employee benefits, and provision for pension benefits. Employee headcount decreased to 7,680 as at December 31, 2013 as compared with 8,663 as at December 31, 2012, primarily due to the availment of the MRP by DMPI employees as at December 31, 2013.

Interconnection costs decreased by Php317 million, or 4%, to Php8,141 million primarily due to a decrease in interconnection charges on international calls and roaming SMS.

Selling and promotion expenses increased by Php11 million to Php7,944 million primarily due to higher expenses on events, commissions and public relations, partially offset by lower advertising expenses.

Repairs and maintenance expenses increased by Php18 million to Php7,861 million mainly due to higher maintenance costs on IT software and hardware, and cellular and broadband network facilities, partially offset by lower site facilities maintenance and site electricity consumption costs.

Professional and other contracted service fees increased by Php557 million, or 15%, to Php4,290 million primarily due to an increase in outsourced service costs and call center fees, partly offset by lower consultancy and technical service fees.

Asset impairment decreased by Php300 million, or 7%, to Php3,918 million primarily due to lower impairment on certain network equipment of DMPI, partially offset by higher provision for uncollectible receivables.

Taxes and licenses increased by Php1 million to Php2,411 million due to slightly higher business-related taxes.

Communication, training and travel expenses increased by Php150 million, or 10%, to Php1,580 million primarily due to higher expenses related to mailing and courier, as well as freight and hauling, partially offset by lower travel expenses, fuel consumption costs for vehicles and communication charges.

Insurance and security services increased by Php124 million, or 12%, to Php1,157 million primarily due to higher office and site security expenses, partly offset by lower insurance and bond premiums.

Amortization of intangible assets increased by Php97 million, or 11%, to Php1,018 million primarily due to license fees paid for exclusive partnership and use of music catalogues.

Other expenses increased by Php130 million, or 16%, to Php939 million primarily due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2013 and 2012:

					Change
	2013		2012(1)		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	324	Php	565	(Php	241)	(43)
Losses on derivative financial instruments – net		(18)		(51)		33	(65)
Equity share in net losses of associates		(54)		(78)		24	(31)
Foreign exchange gains (losses) – net		(1,814)		2,419		(4,233)	(175)
Financing costs – net		(3,232)		(2,683)		(549)	20
Others		928		721		207	29

Total	(Php	3,866)	Php	893	(Php	4,759)	(533)

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our wireless business’ other expenses amounted to Php3,866 million in 2013, a change of Php4,759 million as against other income of Php893 million in 2012, primarily due to the combined effects of the following: (i) net foreign exchange losses of Php1,814 million in 2013 as against net foreign exchange gains of Php2,419 million in 2012 on account of the revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011; (ii) higher net financing costs by Php549 million primarily due to higher amortization of debt discount, lower capitalized interest and an increase in financing charges, partly offset by lower outstanding debt balance and lower weighted average interest rates on loans; (iii) a decrease in interest income by Php241 million mainly due to lower weighted average interest rates and lower principal amounts of dollar and peso placements, partially offset by higher U.S. dollar interest rates, longer average tenor of Philippine peso placements in 2013 and the depreciation of the Philippine peso to the U.S. dollar; (iv) a decrease in equity share in net losses of associates by Php24 million; (v) lower loss on derivative financial instruments by Php33 million mainly on account of lower notional outstanding interest rate swaps not designated as hedges and higher interest rates in 2013; and (vi) an increase in other income by Php207 million mainly due to pension income recognized in 2013, reversal of prior year provision, higher gain on disposal of fixed assets and higher income from consultancy, partly offset by casualty losses due to Typhoon Yolanda.

Provision for Income Tax

Provision for income tax increased by Php768 million, or 9%, to Php8,862 million in 2013 from Php8,094 million in 2012 primarily due to higher taxable income. The effective tax rates for our wireless business were 29% and 24% in 2013 and 2012, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php3,093 million, or 12%, to Php21,921 million in 2013 from Php25,014 million recorded in 2012.

Adjusted EBITDA

As a result of the foregoing, our wireless business’ Adjusted EBITDA increased by Php223 million to Php54,703 million in 2013 from Php54,480 million in 2012.

Core Income

Our wireless business’ core income increased by Php805 million, or 3%, to Php26,499 million in 2013 from Php25,694 million in 2012 on account of an increase in wireless revenues, partially offset by an increase in other expenses and higher wireless-related operating expenses, excluding the retroactive effect of the application of the Revised IAS 19 in our MRP costs of Php537 million in 2013, and an increase in provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php63,567 million in 2013, an increase of Php3,321 million, or 6%, from Php60,246 million in 2012.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2013 and 2012 by service segment:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	16,274	26	Php	16,470	27	(Php	196)	(1)
International long distance		11,422	18		10,789	18		633	6
National long distance		4,583	7		5,046	8		(463)	(9)
Data and other network		27,472	43		25,059	42		2,413	10
Miscellaneous		2,119	3		1,707	3		412	24

		61,870	97		59,071	98		2,799	5
Non-Service Revenues:
Sale of computers, phone units and SIM cards		1,697	3		1,175	2		522	44

Total Fixed Line Revenues	Php	63,567	100	Php	60,246	100	Php	3,321	6

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php2,799 million, or 5%, to Php61,870 million in 2013 from Php59,071 million in 2012 due to an increase in the revenue contribution of our data and other network, international long distance and miscellaneous services, partially offset by decreases in national long distance and local exchange services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012(1)		Amount		%

Total local exchange service revenues (in millions)	Php	16,274	Php	16,470	(Php	196)	(1)
Number of fixed line subscribers		2,069,419		2,063,794		5,625	—
Postpaid		2,009,593		1,997,671		11,922	1
Prepaid		59,826		66,123		(6,297)	(10)
Number of fixed line employees		7,415		7,546		(131)	(2)
Number of fixed line subscribers per employee		279		273		6	2

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Revenues from our local exchange service decreased by Php196 million, or 1%, to Php16,274 million in 2013 from Php16,470 million in 2012, primarily due to lower weighted average billed lines, a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services, partially offset by higher installation and activation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues were 26% and 28% in 2013 and 2012, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012(1)		Amount		%

Total international long distance service revenues (in millions)	Php	11,422	Php	10,789	Php	633	6
Inbound		10,105		9,455		650	7
Outbound		1,317		1,334		(17)	(1)

International call volumes (in million minutes, except call ratio)		2,185		2,150		35	2
Inbound		1,806		1,691		115	7
Outbound		379		459		(80)	(17)
Inbound-outbound call ratio		4.8:1		3.7:1		—	—

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our total international long distance service revenues increased by Php633 million, or 6%, to Php11,422 million in 2013 from Php10,789 million in 2012, primarily due to the net increase in call volumes and the increase in average billing rate in dollar terms, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.44 for the year ended December 31, 2013 from Php42.24 for the year ended December 31, 2012. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% and 18% in 2013 and 2012, respectively.

Our revenues from inbound international long distance service increased by Php650 million, or 7%, to Php10,105 million in 2013 from Php9,455 million in 2012 primarily due to the increase in inbound call volumes and the favorable effect on our inbound revenues of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by the decrease in average settlement rate in dollar terms.

Our revenues from outbound international long distance service decreased by Php17 million, or 1%, to Php1,317 million in 2013 from Php1,334 million in 2012, primarily due to the decrease in call volumes and a decrease in the exchange rate of the U.S. dollar to Philippine peso, partially offset by the increase in the average billing rate in dollar terms.

Our total international long distance service revenues, net of interconnection costs, decreased by Php53 million, or 1%, to Php4,554 million in 2013 from Php4,607 million in 2012. The decrease was primarily due to higher interconnection costs as a result of higher call volumes terminating to domestic carriers, partly offset by an increase in international long distance revenues, gross of interconnection costs.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2013 and 2012:

					Decrease
	2013		2012(1)		Amount		%

Total national long distance service revenues (in millions)	Php	4,583	Php	5,046	(Php	463)	(9)
National long distance call volumes (in million minutes)		852		971		(119)	(12)

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our national long distance service revenues decreased by Php463 million, or 9%, to Php4,583 million in 2013 from Php5,046 million in 2012, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services. The percentage contribution of national long distance revenues to our fixed line service revenues were 7% and 9% in 2013 and 2012, respectively.

Our national long distance service revenues, net of interconnection costs, decreased by Ph357 million, or 9%, to Php3,547 million in 2013 from Php3,904 million in 2012, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2013 and 2012:

					Increase
	2013		2012(1)		Amount		%

Data and other network service revenues (in millions)	Php	27,472	Php	25,059	Php	2,413	10
Domestic		19,917		18,436		1,481	8
Broadband		12,307		11,246		1,061	9
Leased Lines and Others		7,610		7,190		420	6

International
Leased Lines and Others		5,787		5,524		263	5

Data Centers		1,768		1,099		669	61

Subscriber base
Broadband		961,967		887,399		74,568	8
SWUP		30,302		22,720		7,582	33

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our data and other network services posted revenues of Php27,472 million in 2013, an increase of Php2,413 million, or 10%, from Php25,059 million in 2012, primarily due to higher revenues from PLDT DSL, data centers, higher international data revenues primarily from i-Gate and domestic leased line revenues resulting from the higher revenue contribution of Metro Ethernet. The percentage contribution of this service segment to our fixed line service revenues was 45% and 42% in 2013 and 2012, respectively.

Domestic

Domestic data services contributed Php19,917 million in 2013, an increase of Php1,481 million, or 8%, as compared with Php18,436 million in 2012 mainly due to higher DSL, Metro Ethernet, Fibr and Diginet revenues, and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased. The percentage contribution of domestic data service revenues to total data and other network services were 73% and 74% in 2013 and 2012, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection, which is intended for individual internet users.

Broadband data revenues amounted to Php12,307 million in 2013, an increase of Php1,061 million, or 9%, from Php11,246 million in 2012 as a result of the increase in the number of subscribers by 74,568, or 8%, to 961,967 subscribers as at December 31, 2013 from 887,399 subscribers as at December 31, 2012. Broadband revenues accounted for 45% of total data and other network service revenues in each of 2013 and 2012.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2013, SWUP had a total subscriber base of 30,302, up by 7,582, or 33%, from 22,720 subscribers in 2012. Leased lines and other data revenues amounted to Php7,610 million in 2013, an increase of Php420 million, or 6%, from Php7,190 million in 2012, primarily due to higher revenues from Metro Ethernet, Diginet and Shops.Work, partially offset by lower internet exchange revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 28% and 29% in 2013 and 2012, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php263 million, or 5%, to Php5,787 million in 2013 from Php5,524 million in 2012, primarily due to higher i-Gate revenues and an increase in revenues from various global service providers and IP-VPN local access services, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar, partially offset by lower inland-cable lease and Fibernet revenues. The percentage contribution of international data service revenues to total data and other network service revenues were 21% and 22% in 2013 and 2012, respectively.

Data Centers

Data centers provide co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php669 million, or 61%, to Php1,768 million in 2013 from Php1,099 million in 2012 mainly due to higher co-location and managed services as a result of the consolidation of IPCDSI in October 2012. The percentage contribution of this service segment to our total data and other network service revenues were 6% and 4% in 2013 and 2012, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues increased by Php412 million, or 24%, to Php2,119 million in 2013 from Php1,707 million in 2012 mainly due to higher outsourcing fees and co-location charges, and the revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2013 and 2012.

Non-service Revenues

Non-service revenues increased by Php522 million, or 44%, to Php1,697 million in 2013 from Php1,175 million in 2012, primarily due to higher revenues from Telpad units.

Expenses

Expenses related to our fixed line business totaled Php55,975 million in 2013, an increase of Php3,199 million, or 6%, as compared with Php52,776 million in 2012. The increase was primarily due to higher expenses related to repairs and maintenance, depreciation and amortization, interconnection costs, asset impairment, rent, taxes and licenses, cost of sales, and professional and other contracted services, partly offset by lower expenses related to compensation and employee benefits. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 88% in each of 2013 and 2012.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2013 and 2012 and the percentage of each expense item to the total:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	13,946	25	Php	13,354	25	Php	592	4
Compensation and employee benefits		12,671	23		13,439	26		(768)	(6)
Interconnection costs		8,196	15		7,623	15		573	8
Repairs and maintenance		5,930	11		5,325	10		605	11
Professional and other contracted services		3,547	6		3,296	6		251	8
Rent		2,794	5		2,374	5		420	18
Selling and promotions		1,860	3		1,786	3		74	4
Cost of sales		1,665	3		1,374	3		291	21
Asset impairment		1,625	3		1,068	2		557	52
Taxes and licenses		1,514	3		1,097	2		417	38
Communication, training and travel		793	1		752	1		41	5
Insurance and security services		761	1		632	1		129	20
Amortization of intangible assets		2	—		—	—		2	100
Other expenses		671	1		656	1		15	2

Total	Php	55,975	100	Php	52,776	100	Php	3,199	6

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Depreciation and amortization charges increased by Php592 million, or 4%, to Php13,946 million due to higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php768 million, or 6%, to Php12,671 million primarily due to lower MRP costs, net of the retroactive adjustment of the application of the Revised IAS 19 of Php732 million in 2013, and lower provision for LTIP costs, partially offset by higher provision for pension costs an increase in salaries and employee benefits. Employee headcount decreased to 10,219 in 2013 as compared with 10,462 in 2012 mainly due to a decrease in Digitel’s headcount as a result of the MRP.

Interconnection costs increased by Php573 million, or 8%, to Php8,196 million primarily due to higher international long distance interconnection/settlement costs as a result of higher volume of international received paid calls that terminated to other domestic carriers, partially offset by lower settlement costs for national long distance interconnection costs and data and other network services particularly Fibernet and Infonet.

Repairs and maintenance expenses increased by Php605 million, or 11%, to Php5,930 million primarily due to higher repairs and maintenance costs for IT software and hardware, buildings, and other various facilities, partially offset by a decrease in site electricity costs, lower repairs and maintenance costs on central office/telecoms equipment, as well as lower cost of janitorial services.

Professional and other contracted service expenses increased by Php251 million, or 8%, to Php3,547 million primarily due to higher contracted service and bill printing fees, partially offset by lower technical service and consultancy fees.

Rent expenses increased by Php420 million, or 18%, to Php2,794 million primarily due to higher domestic leased circuit charges, and site, pole and building rentals.

Selling and promotion expenses increased by Php74 million, or 4%, to Php1,860 million primarily due to higher commissions and public relations expenses, partially offset by lower advertising costs.

Cost of sales increased by Php291 million, or 21%, to Php1,665 million primarily due to higher sale of Telpad units.

Asset impairment increased by Php557 million, or 52%, to Php1,625 million mainly due to higher provision for uncollectible receivables.

Taxes and licenses increased by Php417 million, or 38%, to Php1,514 million as a result of higher municipal licenses and other business-related taxes.

Communication, training and travel expenses increased by Php41 million, or 5%, to Php793 million mainly due to higher local and foreign training and travel, partially offset by a decrease in mailing and courier, and fuel consumption charges.

Insurance and security services increased by Php129 million, or 20%, to Php761 million primarily due to higher expenses on office security services, partially offset by lower insurance and bond premiums.

Amortization of intangible assets amounted to Php2 million in 2013 relating to the amortization of intangible assets related to customer list and licenses in relation to IPCDSI’s acquisition.

Other expenses increased by Php15 million, or 2%, to Php671 million primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2013 and 2012:

					Change
	2013		2012(1)		Amount		%
	(in millions)

Other Income (Expenses):
Gains (losses) on derivative financial instruments – net	Php	523	(Php	1,958)	Php	2,481	127
Interest income		392		713		(321)	(45)
Equity share (losses) in net earnings of associates		(86)		108		(194)	(180)
Foreign exchange gains (losses) – net		(1,503)		863		(2,366)	(274)
Financing costs – net		(3,390)		(4,193)		803	(19)
Others		3,583		2,686		897	33

Total	(Php	481)	(Php	1,781)	Php	1,300	(73)

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Our fixed line business’ other expenses amounted to Php481 million in 2013, a decrease of Php1,300 million, or 73%, from Php1,781 million in 2012. The decrease was due to the combined effects of the following: (i) net gains on derivative financial instruments of Php523 million in 2013 as against net losses on derivative financial instruments of Php1,958 million in 2012 due to maturity of the 2012 hedges, the depreciation of the Philippine peso and a wider dollar and peso interest rate differentials; (ii) an increase in other income by Php897 million mainly due to the reversal of provision for assessment as a result of a favorable Supreme Court decision, higher gain on sale of Philweb shares and an increase in insurance claims, partially offset by casualty losses on Typhoon Yolanda; (iii) lower financing costs by Php803 million mainly due to lower average interest rates on loans and lower financing charges, partly offset by lower capitalized interest; (iv) equity share in net losses of associates and joint ventures of Php86 million as against equity share in net earnings of associates of Php108 million in 2012 primarily due to the share in net losses of Cignal TV for the period from October 1 to December 31, 2013 and disposal of Philweb shares in 2012; (v) a decrease in interest income by Php321 million due to lower principal amounts of dollar and peso placements, lower peso interest rates and shorter average tenor of U.S. dollar placements, partially offset by higher U.S. dollar interest rates, longer average tenor of Philippine peso placements in 2013 and the depreciation of the Philippine peso relative to the U.S. dollar; and (vi) foreign exchange losses of Php1,503 million in 2013 as against foreign exchange gains of Php863 million in 2012 on account of revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php698 million in 2013, an increase of Php647 million from Php51 million in 2012, primarily due to recognition of deferred tax assets, partially offset by higher taxable income. The effective tax rate for our fixed line business was negative 10% and negative 1% in 2013 and 2012, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php7,809 million in 2013, which represents an increase of Php2,069 million, or 36%, as compared with Php5,740 million in 2012.

Adjusted EBITDA

As a result of the foregoing, our fixed line business’ Adjusted EBITDA increased by Php2,185 million, or 11%, to Php22,274 million in 2013 from Php20,089 million in 2012.

Core Income

Our fixed line business’ core income increased by Php3,292 million, or 57%, to Php9,061 million in 2013 from Php5,769 million in 2012, primarily as a result of higher fixed line revenues, a decrease in other expenses and a higher benefit from income tax, partially offset by higher fixed line expenses, excluding the retroactive effect of the application of the Revised IAS 19 in our MRP costs of Php732 million in 2013.

Others

Expenses

Expenses associated with our other business segment totaled Php5 million in 2013, a decrease of Php13 million, or 72%, as compared with Php18 million in 2012, primarily due to PCEV’s lower other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2013 and 2012:

					Change
	2013		2012		Amount		%
	(in millions)

Other Income (Expenses):
Equity share in net earnings of associates	Php	2,882	Php	1,508	Php	1,374	91
Foreign exchange gains – net		424		—		424	100
Interest income		249		76		173	228
Gains on derivative financial instruments – net		6		—		6	100
Others		36		2,774		(2,738)	(99)

Total	Php	3,597	Php	4,358	(Php	761)	(17)

Other income decreased by Php761 million, or 17%, to Php3,597 million in 2013 from Php4,358 million in 2012 primarily due to lower other income by Php2,738 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon in 2012 and lower dividend income by Php720 million, partly offset by an increase in equity share in net earnings of associates by Php1,374 million mainly due to the increase in PCEV’s share in the net earnings of Beacon and equity share in the net earnings of Asia Outsourcing Beta Limited, or Beta, a holding company of SPi Technologies, Inc., or SPi, and its subsidiaries, where we reinvested approximately US$40 million of the proceeds from the sale of our BPO business in 2013.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php3,508 million, a decrease of Php825 million, or 19%, in 2013 from Php4,333 million in 2012.

Adjusted EBITDA

As a result of the foregoing, negative Adjusted EBITDA from our other business segment improved by Php13 million, or 72%, to negative Php5 million in 2013 from negative Php18 million in 2012.

Core Income

Our other business segment’s core income amounted to Php3,110 million in 2013, a decrease of Php1,314 million, or 30%, as compared with Php4,424 million in 2012 mainly as a result of a lower other income, partially offset by an increase in the equity share in the net earnings of Beacon in 2013.

Years Ended December 31, 2012 and 2011

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php163,033 million in 2012, an increase of Php14,554 million, or 10%, as compared with Php148,479 million in 2011, primarily due to higher cellular and broadband revenues from our wireless business, and higher revenues from data and other network, and local exchange services from our fixed line business, partially offset by lower revenues from international long distance and national long distance services from our fixed line business, and satellite and other services from our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2012 and 2011:

							Change
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Wireless	Php	115,932	71	Php	103,538	70	Php	12,394	12
Fixed line		60,246	37		58,290	39		1,956	3
Others(4)		—	—		—	—		—	—
Inter-segment transactions		(13,145)	(8)		(13,349)	(9)		204	(2)

Consolidated	Php	163,033	100	Php	148,479	100	Php	14,554	10

(1)	Includes the Digitel Group’s revenue contribution of Php22,587 million for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes the Digitel Group’s revenue contribution of Php3,845 million for the period from October 26, 2011 to December 31, 2011.
(4)

See Item 5. “Operating and Financial Review and Prospects – Results of Operations – Years Ended December 31, 2012 and 2011 – Other Income (Expenses)” for a discussion of income and expenses relating to the Others business.

Expenses

Consolidated expenses increased by Php16,105 million, or 15%, to Php122,529 million in 2012 from Php106,424 million in 2011, as a result of higher expenses related to compensation and employee benefits, including the retroactive effect of the application of the Revised IAS 19 in our manpower rightsizing program, or MRP, costs of Php1,287 million in 2012, depreciation and amortization, cost of sales, repairs and maintenance, rent, selling and promotions, communication, training and travel, insurance and security services, and professional and other contracted services, partially offset by lower expenses related to asset impairment, interconnection costs and other operating costs.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2012 and 2011:

							Change
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Wireless	Php	83,717	68	Php	71,009	67	Php	12,708	18
Fixed line		52,776	43		49,174	46		3,602	7
Others		18	—		11	—		7	64
Inter-segment transactions		(13,982)	(11)		(13,770)	(13)		(212)	2

Consolidated	Php	122,529	100	Php	106,424	100	Php	16,105	15

(1)	Includes the Digitel Group’s expenses of Php24,183 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s expenses of Php3,785 million for the period from October 26, 2011 to December 31, 2011.

Other Income (Expenses)

Consolidated other income amounted to Php3,102 million in 2012, a change of Php4,072 million as against other expenses of Php970 million in 2011, primarily due to the combined effects of the following: (i) foreign exchange gains of Php3,282 million in 2012 as against foreign exchange losses of Php735 million in 2011 mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of the appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011; (ii) an increase in other income by Php3,187 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon, preferred dividends from Beacon, gain on the first and second tranches of disposal of Philweb shares, an increase in the Digitel Group’s other income, higher net gain on fixed assets disposal and the reversal of prior year’s provisions; (iii) lower interest income by Php3 million due to a lower average interest rate and lower average level of peso investments, effect of appreciation of the Philippine peso relative to the U.S. dollar and shorter average tenor of placements, partly offset by the higher average level of dollar investments; (iv) an increase in net financing costs by Php422 million mainly due to higher interest on loans and other related items on account of higher outstanding long-term debts, partially offset by our wireless business’ higher capitalized interest in 2012; (v) a decrease in equity share in net earnings of associates and joint ventures by Php497 million; and (vi) net losses on derivative financial instruments of Php2,009 million in 2012 as against net gains on derivative financial instruments of Php201 million in 2011 mainly due to the effect of narrower U.S. dollar and Philippine peso interest rate differentials and higher level of appreciation of the Philippine peso relative to the U.S. dollar in 2012 on principal-only swap transactions of PLDT and the increase in mark-to-market loss on interest rate swap contracts of DMPI in 2012, partially offset by lower hedge costs of PLDT.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2012 and 2011:

							Change
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Wireless	Php	893	29	(Php	1,734)	179	Php	2,627	(151)
Fixed line		(1,781)	(57)		(966)	99		(815)	84
Others		4,358	140		1,998	(206)		2,360	118
Inter-segment transactions		(368)	(12)		(268)	28		(100)	37

Consolidated	Php	3,102	100	(Php	970)	100	Php	4,072	(420)

(1)	Includes the Digitel Group’s other income of Php1,007 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s other expenses of Php941 million for the period from October 26, 2011 to December 31, 2011.

Net Income

Consolidated net income increased by Php4,881 million, or 16%, to Php36,099 million in 2012 from Php31,218 million in 2011. The increase was mainly due to the combined effects of the following: (i) an increase in consolidated revenues by Php14,554 million; (ii) a decrease in consolidated provision for income tax by Php2,684 million, which was mainly due to lower taxable income of our fixed line and wireless businesses; (iii) lower income from discontinued operations by Php324 million; (iv) an increase in consolidated expenses by Php16,105 million; and (v) an increase in consolidated other income – net by Php4,072 million. Our consolidated basic and diluted EPS, including EPS from discontinued operations, increased to Php167.07 in 2012 from consolidated basic and diluted EPS of Php161.05 and Php160.91, respectively, in 2011. Our weighted average number of outstanding common shares was approximately 216.06 million and 191.37 million in the years ended December 31, 2012 and 2011, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2012 and 2011:

							Change
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Wireless	Php	25,014	69	Php	22,366	72	Php	2,648	12
Fixed line		5,740	16		5,847	19		(107)	(2)
Others		4,333	12		1,985	6		2,348	118
Inter-segment transactions		469	1		153	—		316	207

Continuing operations		35,556	98		30,351	97		5,205	17
Discontinued operations		543	2		867	3		(324)	(37)

Consolidated	Php	36,099	100	Php	31,218	100	Php	4,881	16

(1)	Includes the Digitel Group’s net income of Php342 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s net loss of Php606 million for the period from October 26, 2011 to December 31, 2011.

Adjusted EBITDA

Our consolidated Adjusted EBITDA from continuing operations, amounted to Php75,388 million in 2012, a decrease of Php2,837 million, or 4%, as compared with Php78,225 million in 2011, primarily due to higher operating expenses driven by higher compensation and employee benefits, cost of sales, repairs and maintenance, rent, selling and promotions, and communication, training and travel, as well as lower provision for income tax, partially offset by an increase in consolidated revenues.

The following table shows the breakdown of our consolidated Adjusted EBITDA from continuing operations by business segment for the years ended December 31, 2012 and 2011:

							Change
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Wireless	Php	54,480	72	Php	55,433	71	(Php	953)	(2)
Fixed line		20,089	27		22,382	29		(2,293)	(10)
Others		(18)	—		(11)	—		(7)	64
Inter-segment transactions		837	1		421	—		416	99

Continuing operations	Php	75,388	100	Php	78,225	100	(Php	2,837)	(4)

(1)	Includes the Digitel Group’s EBITDA of Php6,040 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s EBITDA of Php1,056 million for the period from October 26, 2011 to December 31, 2011.

Core Income

Our consolidated core income, including core income from discontinued operations, amounted to Php36,907 million in 2012, a decrease of Php1,709 million, or 4%, as compared with Php38,616 million in 2011, primarily due to an increase in consolidated expenses, excluding the retroactive effect of the application of the Revised IAS 19 in our MRP costs of Php1,287 million in 2012, partially offset by an increase in consolidated revenues and lower provision for income tax. Our consolidated basic and diluted core EPS, including basic and diluted core EPS from discontinued operations, also decreased to Php170.58 in 2012 from Php199.39 and Php199.22, respectively, in 2011.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2012 and 2011:

							Change
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Wireless	Php	25,694	70	Php	29,903	77	(Php	4,209)	(14)
Fixed line		5,769	16		5,310	14		459	9
Others		4,424	12		2,461	6		1,963	80
Inter-segment transactions		469	1		153	1		316	207

Continuing operations		36,356	99		37,827	98		(1,471)	(4)
Discontinued operations		551	1		789	2		(238)	(30)

Consolidated	Php	36,907	100	Php	38,616	100	(Php	1,709)	(4)

(1)	Includes the Digitel Group’s core income of Php1,784 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes the Digitel Group’s negative core income of Php9 million for the period from October 26, 2011 to December 31, 2011.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php115,932 million in 2012, an increase of Php12,394 million, or 12%, from Php103,538 million in 2011.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2012 and 2011 by service segment:

							Increase (Decrease)
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	103,604	89	Php	93,645	90	Php	9,959	11
Wireless broadband, satellite and others
Wireless broadband		8,606	8		6,804	7		1,802	26
Satellite and others		1,569	1		1,620	2		(51)	(3)

		113,779	98		102,069	99		11,710	11

Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		2,153	2		1,469	1		684	47

Total Wireless Revenues	Php	115,932	100	Php	103,538	100	Php	12,394	12

(1)	Includes the Digitel Group’s revenue contribution of Php19,581 million for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes the Digitel Group’s revenue contribution of Php3,184 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our wireless service revenues in 2012, increased by Php11,710 million, or 11%, to Php113,779 million as compared with Php102,069 million in 2011, mainly as a result of higher revenues from our cellular and wireless broadband services. The increase in our cellular revenues was mainly due to an increase in DMPI’s revenue contribution to our wireless service revenues in 2012, partially offset by the decline in Smart’s revenues from international and domestic calls, as well as domestic outbound and inbound text messaging services as a result of increased utilization of unlimited offers, increasing patronage of social networking sites, and the NTC-mandated decrease in SMS interconnection charges. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular ARPUs for 2012 were lower as compared with 2011. As a percentage of our total wireless revenues, service revenues accounted for 98% and 99% in 2012 and 2011, respectively.

Cellular Service

Our cellular service revenues in 2012 amounted to Php103,604 million, an increase of Php9,959 million, or 11%, from Php93,645 million in 2011. Cellular service revenues accounted for 91% and 92% of our wireless service revenues in 2012 and 2011, respectively.

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

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2012 and 2011:

					Increase
	2012(1, 2)		2011(2, 3)		Amount		%
	(in millions)

Cellular service revenues	Php	103,604	Php	93,645	Php	9,959	11

By service type		101,042		91,119		9,923	11
Prepaid		84,525		81,649		2,876	4
Postpaid		16,517		9,470		7,047	74

By component		101,042		91,119		9,923	11
Voice		49,627		43,884		5,743	13
Data		51,415		47,235		4,180	9

Others(4)		2,562		2,526		36	1

(1)	Includes DMPI’s cellular service revenues of Php17,241 million for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes DMPI’s cellular service revenues of Php2,808 million for the period from October 26, 2011 to December 31, 2011.
(4)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012	2011	Amount	%

Cellular subscriber base	69,866,458	63,696,629	6,169,829	10
Prepaid	67,611,537	61,792,792	5,818,745	9
Smart	25,061,453	28,011,521	(2,950,068)	(11)
Talk ’N Text	28,445,053	20,467,175	7,977,878	39
Sun Cellular	14,105,031	13,314,096	790,935	6
Postpaid	2,254,921	1,903,837	351,084	18
Sun Cellular	1,571,441	1,353,089	218,352	16
Smart	683,480	550,748	132,732	24

Systemwide traffic volumes (in millions)(1, 2)
Calls (in minutes)	53,025	44,192	8,833	20
Domestic	49,597	41,107	8,490	21
Inbound	1,242	1,350	(108)	(8)
Outbound	48,355	39,757	8,598	22
International	3,428	3,085	343	11
Inbound	3,025	2,862	163	6
Outbound	403	223	180	81

SMS/Data count (in million hits) (2, 3)	501,964	353,907	148,057	42
Text messages	500,039	351,502	148,537	42
Domestic	499,191	350,858	148,333	42
Bucket-Priced/Unlimited	468,898	322,588	146,310	45
Standard	30,293	28,270	2,023	7
International	848	644	204	32
Value-Added Services	1,872	2,368	(496)	(21)
Financial Services	53	37	16	43

Mobile internet (in TB)	4,954	965	3,989	413

(1)	Includes DMPI’s minutes of 15,574 million minutes for the full year 2012 and 2,681 million minutes for the period from October 26, 2011 to December 31, 2011.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes DMPI’s SMS count of 61,208 million for the full year 2012 and 9,526 million for the period from October 26, 2011 to December 31, 2011.

Revenues generated from our prepaid cellular services amounted to Php84,525 million in 2012, an increase of Php2,876 million, or 4%, as compared with Php81,649 million in 2011. Prepaid cellular service revenues accounted for 84% and 90% of cellular voice and data revenues in 2012 and 2011, respectively. Revenues generated from postpaid cellular service amounted to Php16,517 million in 2012, an increase of Php7,047 million, or 74%, as compared with Php9,470 million earned in 2011, and which accounted for 16% and 10% of cellular voice and data revenues in 2012 and 2011, respectively. The increase in our postpaid cellular service revenues was primarily due to DMPI’s higher postpaid cellular service revenue contribution by Php5,804 million and Smart’s higher postpaid cellular service revenues by Php1,242 million due to an increase in subscriber base. The increase in revenues from our prepaid cellular services was primarily due to an increase in domestic outbound voice revenues and mobile internet, partially offset by a decline in domestic and international inbound revenues.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php5,743 million, or 13%, to Php49,627 million in 2012 from Php43,884 million in 2011, primarily due to higher cellular domestic call revenues, partially offset by lower cellular international call revenues. Cellular voice services accounted for 48% and 47% of our cellular service revenues in 2012 and 2011, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1, 2)		2011(2, 3)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	4,737	Php	4,963	(Php	226)	(5)
Outbound		28,440		22,441		5,999	27

		33,177		27,404		5,773	21

International
Inbound		13,838		13,906		(68)	—
Outbound		2,612		2,574		38	1

		16,450		16,480		(30)	—

Total	Php	49,627	Php	43,884	Php	5,743	13

(1)	Includes DMPI’s cellular voice revenues of Php10,676 million of operations for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes DMPI’s cellular voice revenues of Php1,537 million for the period from October 26, 2011 to December 31, 2011.

Domestic voice service revenues increased by Php5,773 million, or 21%, to Php33,177 million in 2012 from Php27,404 million in 2011, primarily due to an increase in domestic outbound voice service revenues by Php5,999 million, partially offset by lower domestic inbound voice revenues by Php226 million.

Revenues from domestic outbound voice service increased by Php5,999 million, or 27%, to Php28,440 million in 2012 from Php22,441 million in 2011 mainly due to increased traffic on unlimited calls and improved yield on bucket offers. Domestic outbound call volume of 48,355 million minutes increased by 8,598 million minutes, or 22%, from 39,757 million minutes in 2011.

Revenues from our domestic inbound voice service decreased by Php226 million, or 5%, to Php4,737 million in 2012 from Php4,963 million in 2011 primarily due to a decrease in traffic originating from other domestic mobile carriers. Domestic inbound call volumes of 1,242 million minutes in 2012, decreased by 108 million minutes, or 8%, from 1,350 million minutes in 2011 primarily due to lower traffic from fixed line calls.

International voice service revenues decreased by Php30 million to Php16,450 million in 2012 from Php16,480 million in 2011 primarily due to lower international inbound voice service revenues by Php68 million to Php13,838 million in 2012 from Php13,906 million in 2011, partially offset by higher international outbound voice service revenues by Php38 million, or 1%, to Php2,612 million in 2012 from Php2,574 million in 2011. The net decrease in international voice service revenues was due to the unfavorable effect on dollar-linked revenues of lower weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011. International inbound and outbound calls totaled 3,428 million minutes, an increase of 343 million minutes, or 11%, from 3,085 million minutes in 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php4,180 million, or 9%, to Php51,415 million in 2012 from Php47,235 million in 2011 primarily due to higher text messaging revenues and higher mobile internet revenues, partially offset by lower VAS revenues. Cellular data services accounted for 50% of our cellular service revenues in each 2012 and 2011.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)		2011(1)		Amount		%
	(in millions)
Text messaging
Domestic	Php	42,719	Php	40,096	Php	2,623	7
Bucket-Priced/Unlimited		28,752		23,164		5,588	24
Standard		13,967		16,932		(2,965)	(18)
International		3,782		3,612		170	5

		46,501		43,708		2,793	6

Mobile internet(2)		3,121		1,707		1,414	83

Value-added services(3)		1,719		1,774		(55)	(3)

Financial services		74		46		28	61

Total	Php	51,415	Php	47,235	Php	4,180	9

(1)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(2)	Includes revenues from web-based services, net of allocated discounts and content provider costs.
(3)

Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); and Pasa Load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up).

Text messaging-related services contributed revenues of Php46,501 million in 2012, an increase of Php2,793 million, or 6%, as compared with Php43,708 million in 2011, and accounted for 90% and 93% of our total cellular data service revenues in 2012 and 2011, respectively. The increase in revenues from text messaging-related services resulted mainly from an increase in DMPI’s text messaging revenue contribution by Php4,432 million, partially offset by lower text messaging revenues from Smart mainly due to the NTC-mandated decrease in SMS interconnection charges. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php28,752 million in 2012, an increase of Php5,588 million, or 24%, as compared with Php23,164 million in 2011. Bucket-priced/unlimited text messages increased by 146,310 million, or 45%, to 468,898 million in 2012 from 322,588 million in 2011.

Standard text messaging revenues, which includes inbound and outbound standard SMS revenues, decreased by Php2,965 million, or 18%, to Php13,967 million in 2012 from Php16,932 million in 2011, primarily due to increased preference for unlimited SMS offers. Standard text messages increased by 2,023 million, or 7% to 30,293 million in 2012 from 28,270 million in 2011, as a result of increased domestic inbound SMS volume, partially offset by the decline in domestic outbound standard SMS volume.

International text messaging revenues amounted to Php3,782 million in 2012, an increase of Php170 million, or 5%, from Php3,612 million in 2011 mainly due to an increase in DMPI’s international text messaging revenue contribution and the growth in Smart’s international inbound SMS traffic, partially offset by the unfavorable effect of the appreciation of the peso relative to the U.S. dollar on international inbound text messaging revenues and a lower international outbound SMS traffic.

Mobile internet service revenues increased by Php1,414 million, or 83%, to Php3,121 million in 2012 from Php1,707 million in 2011 as a result of higher traffic for mobile internet browsing. Mobile internet service registered 4,954 TB in 2012, an increase of 3,989 TB, or 413%, from 965 TB in 2011.

VAS contributed revenues of Php1,719 million in 2012, a decrease of Php55 million, or 3%, as compared with Php1,774 million in 2011, primarily due to lower MMS/SMS-based revenues.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2012, our cellular subscribers totaled 69,866,458, an increase of 6,169,829, or 10%, over the cellular subscriber base of 63,696,629 as at December 31, 2011. Our cellular prepaid subscriber base grew by 5,818,745, or 9%, to 67,611,537 as at December 31, 2012 from 61,792,792 as at December 31, 2011, and our cellular postpaid subscriber base increased by 351,084, or 18%, to 2,254,921 as at December 31, 2012 from 1,903,837 as at December 31, 2011. The increase in subscriber base was primarily due to the growth in Smart’s Talk ‘N Text prepaid subscribers and an increase in DMPI’s prepaid and postpaid subscribers by 790,935 and 218,352, respectively, as at December 31, 2012. Prepaid subscribers accounted for 97% of our total subscriber base as at December 31, 2012 and 2011.

Our net subscriber activations (reductions) for the years ended December 31, 2012 and 2011 were as follows:

			Increase (Decrease)
	2012	2011	Amount	%

Prepaid	5,818,745	3,603,022	2,215,723	61
Smart	(2,950,068)	1,764,469	(4,714,537)	(267)
Talk ’N Text	7,977,878	1,499,794	6,478,084	432
Sun Cellular	790,935	338,759	452,176	133

Postpaid	351,084	178,870	172,214	96
Smart	132,732	129,173	3,559	3
Sun Cellular	218,352	49,697	168,655	339

Total	6,169,829	3,781,892	2,387,937	63

Prepaid and postpaid subscribers reflected net activations of 5,818,745 and 351,084 subscribers, respectively, in 2012 as compared with net activations of 3,603,022 and 178,870, respectively, in 2011.

The following table summarizes our average monthly churn rates for the years ended December 31, 2012 and 2011:

	2012	2011
	(in %)
Prepaid
Smart	6.0	5.1
Talk ’N Text	4.1	5.5
Sun Cellular	11.0	10.0

Postpaid
Smart	2.6	2.1
Sun Cellular	1.0	1.0

For Smart Prepaid subscribers, the average monthly churn rate in 2012 and 2011 were 6% and 5.1%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 4.1% and 5.5% in 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 11.0% and 10.0% in 2012 and 2011, respectively.

The average monthly churn rate for Smart Postpaid subscribers were 2.6% and 2.1% in 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 1.0% in each of 2012 and 2011.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2012 and 2011:

	Gross(1, 2)				Decrease			Net(2, 3)				Decrease
	2012		2011		Amount		%	2012		2011		Amount		%

Prepaid
Smart	Php	167	Php	190	(Php	23)	(12)	Php	145	Php	166	(Php	21)	(13)
Talk ’N Text		111		124		(13)	(10)		97		109		(12)	(11)
Sun Cellular		69		75		(6)	(8)		59		65		(6)	(9)
Postpaid
Smart		1,268		1,548		(280)	(18)		1,251		1,510		(259)	(17)
Sun Cellular		394		450		(56)	(12)		391		447		(56)	(13)

(1)

Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)

Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Our average monthly prepaid and postpaid ARPUs per quarter in 2012 and 2011 were as follows:

	Prepaid						Postpaid
	Smart Prepaid		Talk ’N Text		Sun Cellular(1)		Smart		Sun Cellular(1)
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

2012(4)
First Quarter	170	148	116	102	68	57	1,292	1,269	390	388
Second Quarter	164	143	113	100	66	57	1,264	1,237	400	397
Third Quarter	162	140	107	93	67	58	1,253	1,251	391	388
Fourth Quarter	170	149	106	93	74	64	1,265	1,248	393	391

2011(4)
First Quarter	198	174	129	113	—	—	1,610	1,557	—	—
Second Quarter	196	172	126	111	—	—	1,637	1,575	—	—
Third Quarter	180	158	117	103	—	—	1,493	1,429	—	—
Fourth Quarter	185	159	124	109	—	—	1,451	1,480	—	—

(1)

Sun Cellular brand and its subscribers were acquired by PLDT upon acquisition of a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

(2)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(3)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.
(4)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the MVNO services of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php1,802 million, or 26%, to Php8,606 million in 2012 from Php6,804 million in 2011, primarily due to a 14% growth in broadband subscriber base.

The following table shows information of our wireless broadband subscriber base as at December 31, 2012 and 2011:

					Increase
	2012		2011		Amount	%

Wireless Broadband Revenues (in millions)	Php	8,606	Php	6,804	1,802	26
Prepaid		2,467		1,911	556	29
Postpaid		6,139		4,893	1,246	25

Wireless Broadband Subscribers		2,359,024		2,068,409	290,615	14
Prepaid		1,587,160		1,362,992	224,168	16
Smart Broadband		1,231,092		1,162,020	69,072	6
Sun Broadband		356,068		200,972	155,096	77
Postpaid		771,864		705,417	66,447	9
Smart Broadband		495,802		454,333	41,469	9
Sun Broadband		276,062		251,084	24,978	10

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 2,359,024 subscribers as at December 31, 2012, an increase of 290,615 subscribers, or 14%, as compared with 2,068,409 subscribers as at December 31, 2011, primarily due to an increase in DMPI’s prepaid and postpaid broadband subscribers by 155,096 and 24,978, respectively, and an increase by 110,541, or 7%, in SBI’s broadband subscribers as at December 31, 2012. Our prepaid wireless broadband subscriber base increased by 224,168 subscribers, or 16%, to 1,587,160 subscribers as at December 31, 2012 from 1,362,992 subscribers as at December 31, 2011, while our postpaid wireless broadband subscriber base increased by 66,447 subscribers, or 9%, to 771,864 subscribers as at December 31, 2012 from 705,417 subscribers as at December 31, 2011.

Smart Broadband offers myBro, a fixed wireless broadband service being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX network.

Smart Broadband also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity at varying speeds in places where there is Smart network coverage provided by either 3G HSPA, 4G HSPA+ or LTE technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. Smart Broadband also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. SmartBro LTE offers the latest broadband technology with speeds of up to 42 Mbps. SmartBro LTE Plug-It and SmartBro LTE Pocket Wifi are also available in both postpaid and prepaid variants. We also have an additional array of load packages that offer time period-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php51 million, or 3%, to Php1,569 million in 2012 from Php1,620 million in 2011, primarily due to the termination of wired and wireless leased line clients, a decrease in the number of ACeS Philippines’ subscribers and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php684 million, or 47%, to Php2,153 million in 2012 from Php1,469 million in 2011, primarily due to the increase in the combined average retail price and quantity of Smart’s cellular handsets/SIM-packs issued for activation, as well as the increase in DMPI’s non-service revenue contribution.

Expenses

Expenses associated with our wireless business amounted to Php83,717 million in 2012, an increase of Php12,708 million, or 18%, from Php71,009 million in 2011. A significant portion of this increase was attributable to higher expenses related to depreciation and amortization, compensation and employee benefits, cost of sales, repairs and maintenance, selling and promotions, rent, amortization of intangible assets, professional and other contracted services, partially offset by lower asset impairment, interconnection costs and other operating expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 72% and 69% in 2012 and 2011, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2012 and 2011 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)

Depreciation and amortization	Php	19,000	23	Php	14,295	20	Php	4,705	33
Rent		9,970	12		8,223	12		1,747	21
Compensation and employee benefits		8,586	10		5,248	7		3,338	64
Interconnection costs		8,458	10		9,604	14		(1,146)	(12)
Selling and promotions		7,933	10		6,144	9		1,789	29
Repairs and maintenance		7,843	9		5,643	8		2,200	39
Cost of sales		7,373	9		4,267	6		3,106	73
Asset impairment		4,218	5		9,197	13		(4,979)	(54)
Professional and other contracted services		3,733	4		3,164	5		569	18
Taxes and licenses		2,410	3		2,233	3		177	8
Communication, training and travel		1,430	2		1,022	1		408	40
Insurance and security services		1,033	1		847	1		186	22
Amortization of intangible assets		921	1		108	—		813	753
Other expenses		809	1		1,014	1		(205)	(20)

Total	Php	83,717	100	Php	71,009	100	Php	12,708	18

(1)	Includes DMPI’s expenses of Php21,485 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes DMPI’s expenses of Php3,083 million for the period from October 26, 2011 to December 31, 2011.

Depreciation and amortization charges increased by Php4,705 million, or 33%, to Php19,000 million primarily due to the increase in DMPI’s depreciation and amortization expense by Php4,319 million and Smart’s higher depreciable asset base.

Rent expenses increased by Php1,747 million, or 21%, to Php9,970 million primarily due to the increase in DMPI’s rent expense by Php1,715 million, increase in site and office building rental and domestic fiber optic network, or DFON, charges, partially offset by a decrease in leased circuit and satellite rental charges. In the year ended December 31, 2012, we had 11,132 cell sites, 20,096 cellular/mobile broadband base stations and 2,871 fixed wireless broadband-enabled base stations, as compared with 10,482 cell sites, 14,879 cellular/mobile broadband base stations and 2,786 fixed wireless broadband-enabled base stations in 2011.

Compensation and employee benefits expenses increased by Php3,338 million, or 64%, to Php8,586 million primarily due to the increase in DMPI’s compensation and employee benefit expense by Php1,677 million, as well as higher MRP costs, LTIP costs, salaries employee benefits and provision for pension benefits. Employee headcount increased to 8,663 as at December 31, 2012 as compared with 8,043 as at December 31, 2011, primarily due to an increase in Smart’s and DMPI’s headcount by an aggregate of 470 as at December 31, 2012.

Interconnection costs decreased by Php1,146 million, or 12%, to Php8,458 million primarily due to a decrease in interconnection charges on international calls and roaming SMS.

Selling and promotion expenses increased by Php1,789 million, or 29%, to Php7,933 million primarily due to the increase in DMPI’s selling and promotions expense by Php1,296 million and higher spending on advertising and promotional campaigns, public relations and commissions.

Repairs and maintenance expenses increased by Php2,200 million, or 39%, to Php7,843 million mainly due to the increase in DMPI’s repairs and maintenance expense by Php2,265 million, higher office and cell site electricity charges, and IT hardware and software costs, partly offset by lower maintenance costs on cellular and broadband network facilities and other work equipment, as well as lower fuel costs.

Cost of sales increased by Php3,106 million, or 73%, to Php7,373 million primarily to the increase in DMPI’s cost of sales by Php2,013 million and higher average cost and quantity of handsets and SIM-packs issued for activation purposes, partly offset by lower quantity and average cost of broadband modems sold, as well as lower broadband and cellular retention costs.

Asset impairment decreased by Php4,979 million, or 54%, to Php4,218 million primarily due to impairment charges in 2011 on certain network equipment and facilities as a result of Smart’s network modernization program, partially offset by the increase in DMPI’s asset impairment by Php3,051 million, higher provision for uncollectible receivables and provision for inventory obsolescence covering slow-moving cellular handsets and broadband modems.

Professional and other contracted service fees increased by Php569 million, or 18%, to Php3,733 million primarily due to the increase in DMPI’s professional and other contracted service fees by Php319 million, and the increase in call center, market research, consultancy, contracted service, outsourced service costs and legal fees, partly offset by lower technical service, corporate membership and bill printing fees.

Taxes and licenses increased by Php177 million, or 8%, to Php2,410 million primarily due to the increase in DMPI’s taxes and licenses by Php469 million.

Communication, training and travel expenses increased by Php408 million, or 40%, to Php1,430 million primarily due to the increase in DMPI’s communication, training and travel expense by Php314 million, partially offset by a decrease in foreign travel, mailing and courier, and fuel consumption charges, partially offset by higher local training and travel.

Insurance and security services increased by Php186 million, or 22%, to Php1,033 million primarily due to higher office security services, and the increase in DMPl’s insurance and security expense by Php177 million, partially offset by lower expenses insurance and bond premium.

Amortization of intangible assets increased by Php813 million, or 753%, to Php921 million primarily due to the amortization of intangible assets related to customer list and franchise of DMPI.

Other expenses decreased by Php205 million, or 20%, to Php809 million primarily due to lower various business and operational-related expenses, partially offset by the increase in DMPl’s other expense by Php70 million.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2012 and 2011:

					Change
	2012(1, 2)		2011(2, 3)		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains (losses) – net	Php	2,419	(Php	720)	Php	3,139	436
Interest income		565		677		(112)	(17)
Gains (losses) on derivative financial instruments – net		(51)		(10)		(41)	410
Equity share in net losses of associates		(78)		(115)		37	(32)
Financing costs – net		(2,683)		(2,744)		61	(2)
Others		721		1,178		(457)	(39)

Total	Php	893	(Php	1,734)	Php	2,627	151

(1)	Includes DMPI’s other income of Php569 million for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes DMPI’s other expenses — net of Php763 million for the period from October 26, 2011 to December 31, 2011.

Our wireless business’ other income amounted to Php893 million in 2012, a change of Php2,627 million as against other expenses of Php1,734 million in 2011, primarily due to the combined effects of the following: (i) net foreign exchange gains of Php2,419 million in 2012 as against net foreign exchange losses of Php720 million in 2011 on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011, and the increase in DMPI’s gains on revaluation of net dollar-denominated liabilities by Php2,057 million; (ii) lower net financing costs by Php61 million primarily due to increase in capitalized interest and Smart’s decrease in interest expense mainly due to a lower average loan balance and interest rate, partly offset by the increase in DMPI’s financing costs by Php633 million, and higher accretion on financial liabilities and financing charges; (iii) a decrease in equity share in net losses of associates by Php37 million; (iv) higher net loss on derivative financial instruments by Php41 million in 2012 mainly due to the increase in DMPI’s net loss on derivative financial instruments; (v) a decrease in interest income by Php112 million mainly due to lower average short-term investments and lower average interest rates, as well as shorter average tenor of U.S. dollar and peso placements in 2012 and the appreciation of the Philippine peso to the U.S. dollar, partially offset by the increase in DMPI’s interest income by Php30 million; and (vi) a decrease in other income by Php457 million mainly due to lower rental and other miscellaneous income, the decrease in DMPI’s other income contribution by Php79 million, partially offset by higher net gain on fixed assets disposal and outsourcing income.

Provision for Income Tax

Provision for income tax decreased by Php335 million, or 4%, to Php8,094 million in 2012 from Php8,429 million in 2011 primarily due to the realization of foreign exchange loss on dollar denominated debt and accounts receivable written off, partially offset by the expiration of SBI’s tax holiday in July 2011. The effective tax rate for our wireless business was 24% and 27% in 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income increased by Php2,648 million, or 12%, to Php25,014 million in 2012 from Php22,366 million recorded in 2011.

Adjusted EBITDA

As a result of the foregoing, our wireless business’ Adjusted EBITDA decreased by Php953 million, or 2%, to Php54,480 million in 2012 from Php55,433 million in 2011.

Core Income

Our wireless business’ core income decreased by Php4,209 million, or 14%, to Php25,694 million in 2012 from Php29,903 million in 2011 on account of an increase in wireless-related operating expenses, excluding the retroactive effect of the application of the Revised IAS 19 in our MRP costs of Php537 million in 2012, partially offset by higher wireless revenues, a decrease in other expenses and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php60,246 million in 2012, an increase of Php1,956 million, or 3%, from Php58,290 million in 2011.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2012 and 2011 by service segment:

							Increase (Decrease)
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	16,470	27	Php	15,719	27	Php	751	5
International long distance		10,789	18		11,342	19		(553)	(5)
National long distance		5,046	8		5,537	10		(491)	(9)
Data and other network		25,059	42		22,544	39		2,515	11
Miscellaneous		1,707	3		1,954	3		(247)	(13)

		59,071	98		57,096	98		1,975	3
Non-Service Revenues:
Sale of computers, phone units and SIM cards		1,175	2		1,194	2		(19)	(2)

Total Fixed Line Revenues	Php	60,246	100	Php	58,290	100	Php	1,956	3

(1)	Includes Digitel’s service revenues of Php3,190 million for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes Digitel’s service revenues of Php683 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,975 million, or 3%, to Php59,071 million in 2012 from Php57,096 million in 2011 due to an increase in the revenue contribution of our data and other network, and local exchange services, partially offset by decreases in international and national long distance services, as well as miscellaneous services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1, 2)		2011(2, 3)		Amount		%

Total local exchange service revenues (in millions)	Php	16,470	Php	15,719	Php	751	5
Number of fixed line subscribers		2,063,794		2,166,295		(102,501)	(5)
Postpaid		1,997,671		2,029,359		(31,688)	(2)
Prepaid		66,123		136,936		(70,813)	(52)
Number of fixed line employees		7,546		9,072		(1,526)	(17)
Number of fixed line subscribers per employee		273		239		34	14

(1)	Includes Digitel’s local exchange revenue contribution of Php989 million, subscriber base of 206,631 and employee count of 516 as at and for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes Digitel’s local exchange revenue contribution of Php178 million, subscriber base of 296,395 and employee count of 1,586 for the period from October 26, 2011 to December 31, 2011.

Revenues from our local exchange service increased by Php751 million, or 5%, to Php16,470 million in 2012 from Php15,719 million in 2011, primarily due to the increase in Digitel’s local exchange service revenue contribution by Php811 million and the increase in postpaid wired and PLP lines, partially offset by a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues was 28% in each of 2012 and 2011.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1, 2)		2011(2, 3)		Amount		%

Total international long distance service revenues (in millions)	Php	10,789	Php	11,342	(Php	553)	(5)
Inbound		9,455		10,195		(740)	(7)
Outbound		1,334		1,147		187	16

International call volumes (in million minutes, except call ratio)		2,150		2,029		121	6
Inbound		1,691		1,767		(76)	(4)
Outbound		459		262		197	75
Inbound-outbound call ratio		3.7:1		6.7:1		—	—

(1)	Includes Digitel’s international long distance service revenue contribution of Php683 million for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes Digitel’s international long distance service revenue contribution of Php234 million for the period from October 26, 2011 to December 31, 2011.

Our total international long distance service revenues decreased by Php553 million, or 5%, to Php10,789 million in 2012 from Php11,342 million in 2011 primarily due to the decrease in PLDT’s call volumes, the decrease in average collection and settlement rates in dollar terms, and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, partially offset by increases in Digitel’s international long distance service revenue contribution by Php449 million and call volumes by 290 million minutes. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 18% and 20% in 2012 and 2011, respectively.

Our revenues from inbound international long distance service decreased by Php740 million, or 7%, to Php9,455 million in 2012 from Php10,195 million in 2011 primarily due to the decrease in inbound call volumes, as well as the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar and the decrease in the average settlement rate in dollar terms, partially offset by an increase in Digitel’s inbound international long distance service revenue contribution by Php117 million and inbound call volumes by 13 million minutes.

Our revenues from outbound international long distance service increased by Php187 million, or 16%, to Php1,334 million in 2012 from Php1,147 million in 2011, primarily due to an increase in Digitel’s revenue contribution from outbound international long distance service by Php332 million, partially offset by the decrease in PLDT’s outbound call volumes, the decrease in the average collection rate in dollar terms and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, resulting in a decrease in the average billing rate to Php42.45 in 2012 from Php43.34 in 2011.

Our total international long distance service revenues, net of interconnection costs, decreased by Php466 million, or 9%, to Php4,607 million in 2012 from Php5,073 million in 2011. The decrease was primarily due to the unfavorable effect of lower weighted average exchange rate of the Philippine peso to the U.S. dollar, lower net average settlement and collection rates in dollar terms, and the decrease in inbound call volumes, partly offset by an increase in outbound call volumes.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2012 and 2011:

					Decrease
	2012(1, 2)		2011(2, 3)		Amount		%

Total national long distance service revenues (in millions)	Php	5,046	Php	5,537	(Php	491)	(9)
National long distance call volumes (in million minutes)		971		1,126		(155)	(14)

(1)	Includes Digitel’s national long distance service revenue contribution of Php279 million and call volume of 39 million minutes for the full year 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)	Includes Digitel’s national long distance service revenue contribution of Php50 million and call volume of 10 million minutes for the period from October 26, 2011 to December 31, 2011.

Our national long distance service revenues decreased by Php491 million, or 9%, to Php5,046 million in 2012 from Php5,537 million in 2011, primarily due to a decrease in call volumes, partially offset by an increase in Digitel’s national long distance service revenue contribution by Php229 million and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues was 9% and 10% in 2012 and 2011, respectively.

Our national long distance service revenues, net of interconnection costs, decreased by Php294 million, or 7%, to Php3,903 million in 2012 from Php4,197 million in 2011, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2012 and 2011:

					Increase
	2012(1, 2)		2011(2, 3)		Amount		%

Data and other network service revenues (in millions)	Php	25,059	Php	22,544	Php	2,515	11
Domestic		18,436		16,404		2,032	12
Broadband		11,246		9,517		1,729	18
Leased Lines and Others		7,190		6,887		303	4

International
Leased Lines and Others		5,524		5,229		295	6

Data Centers		1,099		911		188	21

Subscriber base
Broadband		887,399		842,273		45,126	5
SWUP		22,720		20,153		2,567	13

(1)	Includes Digitel’s data and other network service revenue contribution of Php1,239 million for the full year 2012 and DSL subscribers of 74,921 as at December 31, 2012.
(2)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(3)

Includes Digitel’s data and other network service revenue contribution of Php221 million for the period from October 26, 2011 to December 31, 2011 and DSL subscribers of 99,367 as at December 31, 2011.

Our data and other network services posted revenues of Php25,059 million in 2012, an increase of Php2,515 million, or 11%, from Php22,544 million in 2011, primarily due to higher revenues from PLDT DSL, the increase in Digitel’s data and other network service revenue contribution by Php1,018 million, an increase in domestic leased line revenues resulting from the higher revenue contribution of internet protocol-virtual private network, or IP-VPN, and Metro Ethernet, and an increase in international data revenues primarily due to higher revenues from i-Gate and inland cable lease. The percentage contribution of this service segment to our fixed line service revenues was 42% and 39% in 2012 and 2011, respectively.

Domestic

Domestic data services contributed Php18,436 million in 2012, an increase of Php2,032 million, or 12%, as compared with Php16,404 million in 2011 mainly due to higher DSL, Fibr and Metro Ethernet revenues, and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased, partially offset by lower Diginet revenues. The percentage contribution of domestic data service revenues to total data and other network services was 74% and 73% in 2012 and 2011, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection, which is intended for individual internet users.

Broadband data revenues amounted to Php11,246 million in 2012, an increase of Php1,729 million, or 18%, from Php9,517 million in 2011 as a result of the increase in the number of subscribers by 45,126, or 5%, to 887,399 subscribers, including Digitel’s DSL subscriber base of 74,921, as at December 31, 2012, from 842,273 subscribers, which includes Digitel’s subscriber base of 99,367, as at December 31, 2011. Broadband revenues accounted for 46% and 42% of total data and other network service revenues in 2012 and 2011, respectively.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2012, SWUP had a total subscriber base of 22,720 up by 2,567, or 13%, from 20,153 subscribers in 2011. Leased lines and other data revenues amounted to Php7,190 million in 2012, an increase of Php303 million, or 4%, from Php6,887 million in 2011, primarily due to higher revenues from IP-VPN, internet exchange, Metro Ethernet and Shops.Work revenues, partially offset by lower Diginet revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 29% and 31% in 2012 and 2011, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php295 million, or 6%, to Php5,524 million in 2012 from Php5,229 million in 2011, primarily due to higher i-Gate revenues and an increase in revenues from various global service providers, partially offset by lower Fibernet revenues, and the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues was 22% and 23% in 2012 and 2011, respectively.

Data Centers

Data centers provide co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php188 million, or 21%, to Php1,099 million in 2012 from Php911 million in 2011 mainly due to higher co-location and managed services as a result of the consolidation of IPCDSI in October 2012. The percentage contribution of this service segment to our total data and other network service revenues was 4% in each of 2012 and 2011.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues decreased by Php247 million, or 13%, to Php1,707 million in 2012 from Php1,954 million in 2011 mainly due to a decrease in internet and online gaming revenues as a result of the disposal of ePLDT’s 75% interest in Digital Paradise on April 1, 2011 and 57.51% interest in Level Up! on July 11, 2011, partially offset by the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), higher revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels, and higher rental and facilities management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2012 and 2011.

Non-service Revenues

Non-service revenues decreased by Php19 million, or 2%, to Php1,175 million in 2012 from Php1,194 million in 2011, primarily due to lower computer-bundled sales and several managed PABX and OnCall solutions, partially offset by higher revenues from Telpad units.

Expenses

Expenses related to our fixed line business totaled Php52,776 million in 2012, an increase of Php3,602 million, or 7%, as compared with Php49,174 million in 2011. The increase was primarily due to higher expenses related to compensation and employee benefits, repairs and maintenance, rent, cost of sales, selling and promotions, depreciation and amortization, and asset impairment, partly offset by lower expenses related to interconnection costs, taxes and licenses, professional and other contracted services, and amortization of intangible assets. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 88% and 84% in 2012 and 2011, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2012 and 2011 and the percentage of each expense item to the total:

							Increase (Decrease)
	2012(1, 2)%			2011(2, 3)%			Amount		%
	(in millions)

Compensation and employee benefits	Php	13,439	26	Php	10,177	21	Php	3,262	32
Depreciation and amortization		13,354	25		13,244	27		110	1
Interconnection costs		7,623	15		8,099	17		(476)	(6)
Repairs and maintenance		5,325	10		4,992	10		333	7
Professional and other contracted services		3,296	6		3,363	7		(67)	(2)
Rent		2,374	5		2,164	4		210	10
Cost of sales		1,374	3		1,177	2		197	17
Selling and promotions		1,786	3		1,664	3		122	7
Taxes and licenses		1,097	2		1,319	3		(222)	(17)
Asset impairment		1,068	2		1,003	2		65	6
Communication, training and travel		752	1		741	2		11	1
Insurance and security services		632	1		576	1		56	10
Amortization of intangible assets		—	—		9	—		(9)	(100)
Other expenses		656	1		646	1		10	2

Total	Php	52,776	100	Php	49,174	100	Php	3,602	7

(1)	Includes Digitel’s expenses of Php2,897 million for the full year 2012.
(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes Digitel’s expenses of Php715 million for the period from October 26, 2011 to December 31, 2011.

Compensation and employee benefits expenses increased by Php3,262 million, or 32%, to Php13,439 million primarily due to higher MRP costs, net of the retroactive adjustment of the application of the Revised IAS 19 of Php750 million in 2012, salaries and employee benefits, LTIP costs, as well as the increase in Digitel’s contribution to compensation and employee benefits expense by Php603 million, partially offset by lower provision for pension costs. Employee headcount decreased to 10,462 in 2012 as compared with 11,409 in 2011 mainly due to a decrease in PLDT’s and Digitel’s headcounts as a result of the MRP, partially offset by an increase in the number of employee headcount of iPlus.

Depreciation and amortization charges increased by Php110 million, or 1%, to Php13,354 million due to the increase in Digitel’s contribution to depreciation and amortization expense by Php435 million, partly offset by PLDT’s lower depreciable asset base.

Interconnection costs decreased by Php476 million, or 6%, to Php7,623 million primarily due to due to lower international and national long distance interconnection/settlement costs as a result of lower international received paid and domestic sent paid calls that terminated to other domestic carriers, and lower settlement costs for data and other network services particularly Fibernet and Infonet, partially offset by the increase in Digitel’s contribution to interconnection costs by Php294 million.

Repairs and maintenance expenses increased by Php333 million, or 7%, to Php5,325 million primarily due to the increase in Digitel’s contribution to repairs and maintenance expense by Php385 million, higher repairs and maintenance costs for buildings, IT software, and office electricity cost, partially offset by lower repairs and maintenance costs on central office/telecoms equipment, site fuel consumption, and vehicles, furniture and other work equipment.

Professional and other contracted service expenses decreased by Php67 million, or 2%, to Php3,296 million primarily due to lower consultancy and bill printing fees, partially offset by higher contracted service, transfer agents’, technical service, collection agency, and other professional fees, as well as the increase in Digitel’s contribution to professional and other contracted fees by Php144 million.

Rent expenses increased by Php210 million, or 10%, to Php2,374 million primarily due to the increase in Digitel’s contribution to rent expense by Php103 million, as well as higher international leased circuits, and site rental charges, partially offset by lower domestic leased circuit, office building and equipment rental charges.

Cost of sales increased by Php197 million, or 17%, to Php1,374 million primarily due to the increase in Digitel’s contribution to cost of sales by Php32 million and an increase in the sale of Telpad units, partially offset by lower sales of several managed PABX and OnCall solutions, and PLP units.

Selling and promotion expenses increased by Php122 million, or 7%, to Php1,786 million primarily due to the increase in Digitel’s contribution to selling and promotions expense by Php11 million, as well as higher advertising expenses, partially offset by lower public relations and commissions expense.

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

Communication, training and travel expenses increased by Php11 million, or 1%, to Php752 million mainly due to higher local training and travel, and the increase in Digitel’s contribution to communication, training and travel expense by Php36 million, partially offset by a decrease in foreign travel, mailing and courier, and fuel consumption charges.

Insurance and security services increased by Php56 million, or 10%, to Php632 million primarily higher office security services, and the increase in Digitel’s contribution to insurance and security expense by Php43 million, partially offset by lower expenses insurance and bond premiums.

Amortization of intangible assets amounted to Php9 million in 2011 relating to the amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI in 2011.

Other expenses increased by Php10 million, or 2%, to Php656 million primarily due to the increase in Digitel’s contribution to other expense by Php12 million, partially offset by lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2012 and 2011:

					Change
	2012(1, 2)		2011(2, 3)		Amount		%
	(in millions)

Other Expenses:
Gains (losses) on derivative financial instruments – net	(Php	1,958)	Php	211	(Php	2,169)	1,028
Interest income		713		590		123	21
Equity share in net earnings of associates		108		307		(199)	(65)
Foreign exchange gains (losses) – net		863		(15)		878	5,853
Financing costs – net		(4,193)		(3,710)		(483)	13
Others		2,686		1,651		1,035	63

Total	(Php	1,781)	(Php	966)	(Php	815)	84

(1)	Includes Digitel’s other income of Php438 million for the full year 2012.

(2)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

(3)	Includes Digitel’s other expenses of Php178 million for the period from October 26, 2011 to December 31, 2011.

Our fixed line business’ other expenses amounted to Php1,781 million in 2012, increased by Php815 million, or 84%, from Php966 million in 2011. The increase was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php1,958 million in 2012 as against net gains on derivative financial instruments of Php211 million in 2011 due to the effect of narrower dollar and peso interest rate differentials and higher level of appreciation of the Philippine peso to the U.S. dollar; (ii) an increase in net financing costs by Php483 million due to higher interest expense on loans and related items, financing charges and an increase in Digitel’s financing costs by Php8 million; (iii) decrease in equity share in net earnings of associates and joint ventures by Php199 million mainly due to the disposal of investment in Philweb; (iv) an increase in interest income by Php123 million due to a higher principal amount of placements and an increase in Digitel’s contribution to interest income by Php27 million, partially offset by lower average interest rates, shorter average tenor of placements, and the impact of the appreciation of the Philippine peso on dollar placements; (v) foreign exchange gains of Php863 million in 2012 as against foreign exchange losses of Php15 million in 2011 on account of an increase in Digitel’s contribution to foreign exchange gains by Php181 million and on account of foreign exchange revaluation of foreign currency-denominated assets and liabilities due to the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar; and (vi) an increase in other income by Php1,035 million mainly due to the gain on the first and second tranches of disposal of Philweb shares and higher reversal of prior year provisions, partially offset by lower gain on sale of investments, lower gain on disposal of fixed assets and lower income from consultancy.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php51 million in 2012, a change of Php2,354 million, or 102%, as against a provision for income tax of Php2,303 million in 2011, primarily due to lower taxable income. The effective tax rate for our fixed line business was negative 1% in 2012 and 28% in 2011.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php5,740 million in 2012, decreased by Php107 million, or 2%, as compared with Php5,847 million in 2011.

Adjusted EBITDA

As a result of the foregoing, our fixed line business’ Adjusted EBITDA decreased by Php2,293 million, or 10%, to Php20,089 million in 2012 from Php22,382 million in 2011.

Core Income

Our fixed line business’ core income increased by Php459 million, or 9%, to Php5,769 million in 2012 from Php5,310 million in 2011, primarily as a result of higher fixed line revenues and a benefit from income tax, partially offset by higher fixed line expenses, excluding the retroactive effect of the application of the Revised IAS 19 in our MRP costs of Php750 million in 2012, and an increase in other expenses.

Others

Expenses

Expenses associated with our other business segment totaled Php18 million in 2012, an increase of Php7 million, or 64%, as compared with Php11 million in 2011, primarily due to PCEV’s higher other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2012 and 2011:

					Change
	2012		2011		Amount		%
	(in millions)
Other Income:
Equity share in net earnings of associates	Php	1,508	Php	1,843	(Php	335)	(18)
Interest income		76		90		(14)	(16)
Others		2,774		65		2,709	4,168

Total	Php	4,358	Php	1,998	Php	2,360	118

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

Plans

We are the largest telecommunications company in the Philippines in terms of revenues and subscribers. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to adopt an integrated approach to our customers with the delivery of a superior customer experience. We will reinforce our leading position in network quality and reach while offering a broader range and higher quality of products and services.

Our 2014 budget for consolidated capital expenditures is approximately Php32 billion, of which approximately Php17 billion is budgeted to be spent by Smart, approximately Php12 billion is budgeted to be spent by PLDT, approximately Php1 billion is budgeted to be spent by DMPI and the balance represents the budgeted capital spending of our other subsidiaries. Smart’s capital spending is currently anticipated to focus on building out its coverage, leveraging the capabilities of its newly modernized network, expanding its transmission network, increasing international bandwidth capacity and expanding its 3G and wireless broadband networks in order to enhance its data transmission capabilities. Smart also contemplates enhancing its network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services. PLDT’s capital spending is currently intended principally to continue the build-out and upgrade of its broadband data and IP infrastructures, its fixed line data services and to maintain its network. DMPI’s capital spending is currently anticipated to further expand its mainstream services and integration with the PLDT Group network of its core and transmission network to increase penetration, particularly in provincial areas to achieve greater business benefits from a closely synergized environment. The higher than usual level of capital expenditures stems from the acceleration of our investments in technology, given current market dynamics and our anticipated surge in demand for data. The budget also includes provisions for the further modernization of our networks, adapting to the more voice- and data-centric environment.

Our capital expenditure budget includes projects addressing the following objectives:

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

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2013, 2012 and 2011 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2013 and 2012:

	2013		2012		2011
	(in millions)
Cash Flows
Net cash provided by operating activities	Php	73,763	Php	80,370	Php	79,209
Net cash used in investing activities		21,045		39,058		29,712
Capital expenditures		28,838		36,396		31,207
Net cash used in financing activities		59,813		48,628		40,204
Net increase (decrease) in cash and cash equivalents		(6,391)		(7,761)		9,379

	2013		2012
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	Php	88,924	Php	102,811
Obligations under finance lease		6		10

		88,930		102,821

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year		15,166		12,981
Obligations under finance lease maturing within one year		5		8

		15,171		12,989

Total interest-bearing financial liabilities		104,101		115,810
Total equity attributable to equity holders of PLDT(1)		137,147		145,550

	Php	241,248	Php	261,360

Other Selected Financial Data
Total assets(1)	Php	399,638	Php	405,815
Property, plant and equipment – net		192,665		200,078
Cash and cash equivalents		31,905		37,161
Short-term investments		718		574

(1)	The December 31, 2012 comparative information was restated to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Our consolidated cash and cash equivalents and short-term investments totaled Php32,623 million as at December 31, 2013. Principal sources of consolidated cash and cash equivalents in 2013 were cash flows from operating activities amounting to Php73,763 million, proceeds from availment of long-term debt of Php39,798 million, proceeds from disposal of investments, net of cash of deconsolidated subsidiaries, of Php12,075 million, proceeds from net assets classified as held-for-sale of Php2,298 million, net additions to capital expenditures under long-term financing of Php868 million, interest received of Php845 million and dividends received of Php438 million. These funds were used principally for: (1) debt principal and interest payments of Php57,033 million and Php4,959 million, respectively; (2) dividend payments of Php37,804 million; (3) capital outlays, including capitalized interest, of Php28,838 million; (4) payment for investments in joint ventures, associates and deposits for PDR subscription of Php5,557 million; (5) net payment for purchase of investment in debt securities of Php2,046 million; and (6) settlements of derivative financial instruments of Php453 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php37,735 million as at December 31, 2012. Principal sources of consolidated cash and cash equivalents in 2012 were cash flows from operating activities amounting to Php80,370 million, proceeds from availment of long-term debt and notes payable of Php52,144 million, net proceeds from disposal of investment available for sale of Php3,563 million, proceeds from net assets classified as held-for-sale of Php1,913 million, interest received of Php1,294 million and dividends received of Php784 million. These funds were used principally for: (1) debt principal and interest payments of Php50,068 million and Php5,355 million, respectively; (2) dividend payments of Php36,934 million; (3) capital outlays, including capitalized interest, of Php36,396 million; (4) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php10,500 million; (5) a trust fund, net of settlement, created for the redemption of preferred shares in the amount of Php5,912 million; (6) net payment of capital expenditures under long-term financing of Php1,471 million; and (7) settlements of derivative financial instruments of Php1,126 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php6,607 million, or 8%, to Php73,763 million in 2013 from Php80,370 million in 2012, primarily due to higher settlement of accounts payable and other various liabilities, and higher pension contributions, partially offset by higher level of collection of receivables.

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

Cash flows from operating activities of our wireless business decreased by Php3,518 million, or 7%, to Php50,601 million in 2013 from Php54,119 million in 2012, primarily due to higher level of settlement of other current liabilities, higher income taxes paid and lower operating income, partially offset by higher level of collection of outstanding receivables and lower level of settlement of accounts payable. Conversely, cash flows provided by operating activities of our fixed line business increased by Php5,467 million, or 22%, to Php29,869 million in 2013 from Php24,402 million in 2012, primarily due to higher operating income and and lower settlement of other noncurrent liabilities, partially offset by lower level of collection of receivables and prepayments, higher level of settlement of other liabilities, higher income taxes paid and higher refund of customers’ deposits.

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

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php21,045 million in 2013, a decrease of Php18,013 million, or 46%, from Php39,058 million in 2012, primarily due to the combined effects of the following: (1) proceeds from sale of BPO business, net of cash of deconsolidated subsidiaries, of Php12,075 million; (2) lower payment for investment in joint ventures, associates and deposits for PDR subscription by Php3,285 million, and acquisition of subsidiaries and shares of noncontrolling interest by Php1,646 million; (3) the decrease in capital expenditures by Php7,558 million; (4) lower net proceeds from disposal of investments available for sale of Php3,579 million; (5) net payment for purchase of investment in debt securities of Php2,218 million; (6) increase in notes receivable of Php1,224 million; (7) higher proceeds from sale of Philweb shares by Php385 million; and (7) lower dividends received by Php346 million.

Consolidated net cash flows used in investing activities amounted to Php39,058 million in 2012, an increase of Php9,346 million, or 31%, from Php29,712 million in 2011, primarily due to the combined effects of the following: (1) proceeds from disposal of investments in 2011 of Php15,136 million; (2) higher payment for purchase of investments by Php11,296 million in 2012; (3) the increase in capital expenditures by Php5,189 million; (4) the lower proceeds from disposal of property, plant and equipment of Php324 million; (5) lower net proceeds from maturity of short-term investments by Php91 million; (6) higher net proceeds from disposal of investment available for sale by Php18,741 million in 2012; (7) proceeds from the sale of net assets held for sale of Php1,913 million; (8) payment for contingent consideration arising from business acquisition of Php1,910 million in 2011; and (9) higher dividends received by Php264 million.

Our consolidated capital expenditures, including capitalized interest, in 2013 totaled Php28,838 million, a decrease of Php7,558 million, or 21%, as compared with Php36,396 million in 2012, primarily due to decreases in the Digitel Group’s and Smart Group’s capital spending, partially offset by PLDT’s higher capital spending. PLDT’s capital spending of Php11,302 million in 2013 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart Group’s capital spending of Php16,595 million in 2013 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. DMPI’s capital spending of Php500 million in 2013 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance represented other subsidiaries’ capital spending.

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

Dividends received in 2013 amounted to Php438 million, a decrease of Php346 million, or 44%, as compared with Php784 million in 2012. The dividends received in 2013 were from Beacon and Philweb. Dividends received in 2012 amounted to Php784 million, an increase of Php264 million, or 51%, as compared with Php520 million in 2011. The dividends received in 2012 were mostly from Beacon and Philweb while dividends received in 2011 were mostly from Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash flows used in financing activities amounted to Php59,813 million, an increase of Php11,185 million, or 23% as compared with Php48,628 million in 2012, resulting largely from the combined effects of the following: (1) higher net payments of long-term debt and notes payable by Php6,965 million; (2) lower proceeds from the issuance of long-term debt and notes payable by Php12,346 million; (3) higher cash dividends paid by Php870 million; (4) creation of a Trust Fund for the redemption of preferred shares of Php5,561 million in 2012; (5) net additions to capital expenditures under long-term financing of Php2,339 million; (6) lower settlement of derivative financial instruments of Php673 million; and (7) lower interest payment by Php396 million.

On a consolidated basis, net cash flows used in financing activities amounted to Php48,628 million in 2012, an increase of Php8,424 million, or 21% as compared with Php40,204 million in 2011, resulting largely from the combined effects of the following: (1) increase in repayments of long-term debt and notes payable by Php35,012 million; (2) a trust fund, net of settlement, created for the redemption of preferred shares in the amount of Php5,912 million; (3) higher net settlement of capital expenditures under long-term financing by Php4,351 million; (4) higher settlements of derivative financial instruments by Php494 million; (5) higher proceeds from the issuance of long-term debt and notes payable by Php32,544 million; (6) lower cash dividend payments by Php4,664 million; and (7) higher proceeds from issuance of capital stock by Php225 million.

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2013 amounted to Php39,798 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php57,033 million and Php4,959 million, respectively, in 2013.

Our consolidated long-term debt decreased by Php11,702 million, or 10%, to Php104,090 million as at December 31, 2013 from Php115,792 million as at December 31, 2012, primarily due to debt amortizations and prepayments, partially offset by drawings from our term loan facilities and the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012. As at December 31, 2013, the long-term debt levels of PLDT, Smart and Digitel decreased by 1%, 6% and 39% to Php58,584 million, Php35,754 million and Php11,172 million as compared with December 31, 2012.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with the Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amount of US$300 million, or Php13,319 million, remained outstanding as at December 31, 2013.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion projects. The loan is payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amount of US$31 million, or Php1,398 million, remained outstanding as at December 31, 2013.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 3, 2013, Nordea Bank assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation) guaranteed by Exportkreditnamnden. The loan is comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date. The loan was partially drawn on December 19, 2013 for Tranche A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. The aggregate amount of US$18 million, or Php787 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The amount of US$18 million was partially drawn on September 16, 2013 and subsequently, the amount of US$6 million on November 19, 2013. The amount of US$23 million, or Php1,030 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement programs of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amount of US$72 million, or Php3,197 million, remained outstanding as at December 31, 2013.

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 19, 2022. The aggregate amount of Php1,345 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility are intended to be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amount of US$118 million, or Php5,238 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issued price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eight year and the balance payable upon maturity on September 21, 2022. The aggregate amount of Php2,034 million remained outstanding as at December 31, 2013.

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 29, 2019. The amount of Php1,188 million remained outstanding as at December 31, 2013.

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with Bank of the Philippine Islands, or BPI, to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 22, 2020. The amount of Php1,000 million was partially drawn on November 22, 2013 and remained outstanding as at December 31, 2013. The loan was fully drawn on February 11, 2014.

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual installments with an amortization rate of 10% of the total amount drawn and the final installment is payable on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual installments with an amortization rate of 1% of the total amount drawn and the final installment is payable on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014.

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014.

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network expansion and improvements. The amount comprises of Php12,400 million and Php2,600 million bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively.

Approximately Php67,840 million principal amount of our consolidated outstanding long-term debt as at December 31, 2013 is scheduled to mature over the period from 2014 to 2017. Of this amount, Php34,749 million is attributable to PLDT, Php23,667 million to Smart and Php9,424 million to DMPI.

For further details on our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

As at December 31, 2013, we were in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2013 amounted to Php37,804 million as compared with Php36,934 million paid to shareholders in 2012.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2013 and 2012:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
			(in millions, except per share amount)
2012
Common
Regular Dividend	August 7, 2012	August 31, 2012	September 28, 2012	60.00	Php	12,964
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00		12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00		11,235

						37,162
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various	—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00		—
Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013			2

Charged to Retained Earnings					Php	37,213

2013
Common
Regular Dividend	August 7, 2013	August 30, 2013	September 27, 2013	63.00		13,611
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00		13,395
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00		11,667

						38,673
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various	—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00		—
Voting Preferred Stock	Various	Various	Various			10

Charged to Retained Earnings					Php	38,732

(1)	Dividends are declared based on total amount paid up.

See “Item 3 – Key Information – Dividends Declared” and “ – Dividends Paid” and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB	Stable
	ASEAN regional scale	axA	Positive

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	A-	Stable
	National Long-term Rating	AAA(ph1)	Stable
	Foreign senior unsecured rating	BBB

Credit Ratings and Investor Services Philippines, Inc., or CRISP	Issuer rating	AAA	Stable

On May 3, 2013, S&P has upgraded our long-term foreign issuer credit rating at “BBB”, which was upgraded from “BBB-” on December 24, 2012 with a stable outlook. On the S&P Asean regional scale, PLDT’s rating improved to “aXA” with a positive outlook from “aXA” with a stable outlook.

On October 18, 2013, Fitch affirmed PLDT’s long-term foreign and local currency issuer default ratings at “BBB” and “A-”, respectively. These ratings are considered “investment grade”. Also, our national long-term rating has been affirmed at “AAA(ph1)”, as well as our global bonds and senior notes at “BBB”. The outlook is stable. The ratings reflect PLDT’s market leadership position in the Philippine telecommunications industry across the wireless, fixed line and broadband segments, reinforced by its successful acquisition of Digitel in an all-equity deal.

On July 26, 2013, Moody’s affirmed PLDT’s foreign currency bond rating and local currency issuer rating at “Baa2”. Both ratings are considered “investment grade.” The outlook in both ratings is stable.

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on th scale. CRISP cited PLDT’s dominant market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2013.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2013 and 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
Debt(1):	123,623	2,774	48,824	35,908	36,117
Principal	104,472	2,576	37,822	31,549	32,525
Interest	19,151	198	11,002	4,359	3,592
Lease obligations:	14,574	7,711	3,198	2,016	1,649
Operating lease	14,562	7,710	3,187	2,016	1,649
Finance lease	12	1	11	—	—
Unconditional purchase obligations(2)	231	66	44	44	77
Other obligations:	109,405	84,869	14,841	7,627	2,068
Derivative financial liabilities(3):	2,274	92	923	1,259	—
Long-term currency swap	2,086	—	833	1,253	—
Interest rate swap	188	92	90	6	—
Various trade and other obligations:	107,131	84,777	13,918	6,368	2,068
Suppliers and contractors	49,314	29,799	13,183	6,332	—
Utilities and related expenses	31,576	31,483	68	5	20
Liability from redemption of preferred shares	7,952	7,952	—	—	—
Employee benefits	5,350	5,350	—	—	—
Customers’ deposits	2,545	—	466	31	2,048
Carriers	2,264	2,264	—	—	—
Dividends	932	932	—	—	—
Others	7,198	6,997	201	—	—

Total contractual obligations	247,833	95,420	66,907	45,595	39,911

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2013 and 2012, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php342 million as at December 31, 2013 and 2012, respectively. The outstanding commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2013 and 2012 was 2.9% and 3.1%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks – Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on our business.

Item 6.	Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The Board is principally responsible for PLDT’s overall direction and governance. PLDT’s Articles of Association provide for 13 members of the Board, who shall be elected by the stockholders. At present, three of PLDT’s 13 directors are independent directors. The Board holds office for one year and until their successors are elected and qualified in accordance with the By-laws.

The name, age and period of service, of each of the current directors, including independent directors, of PLDT are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	67	November 24, 1998 to present
Napoleon L. Nazareno	64	November 24, 1998 to present
Helen Y. Dee	69	June 18, 1986 to present
Ray C. Espinosa	57	November 24, 1998 to present
James L. Go	74	November 3, 2011 to present
Setsuya Kimura	56	July 5, 2011 to present
Hideaki Ozaki	48	December 6, 2011 to present
Ret. Chief Justice Artemio V. Panganiban(1,2)	77	April 23, 2013 to present
Pedro E. Roxas(1)	57	March 1, 2001 to present
Juan B. Santos	75	January 25, 2011 to present
Tony Tan Caktiong	61	July 8, 2008 to present
Alfred V. Ty(1)	46	June 13, 2006 to present
Ma. Lourdes C. Rausa-Chan	60	March 29, 2011 to present

(1)	Independent Director.
(2)	Elected on April 23, 2013.

The name, age, position and period of service of the executive officers and all other officers of PLDT as at February 28, 2014 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Executive Officers:
Manuel V. Pangilinan	67	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	64	President and CEO	February 19, 2004 to present
		President and CEO of Smart	January 2000 to present
Ernesto R. Alberto	52	Executive Vice President	January 1, 2012 to present
		Enterprise, International and Carrier Business Head	September 16, 2011 to present
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
Isaias P. Fermin	45	Executive Vice President	June 14, 2013 to present
		HOME Business Head	January 1, 2012 to present
Ray C. Espinosa	57	Regulatory Affairs and Policies Head	March 4, 2008 to present
Ma. Lourdes C. Rausa-Chan	60	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to present
		Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	53	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to present
		Chief Financial Officer of Smart	December 1, 2005 to present
Rene G. Bañez	58	Senior Vice President	January 25, 2005 to present
		Supply Chain, Asset Protection and Management Head	January 1, 2008 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008
Jun R. Florencio	58	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.	50	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business Transformation Office Head	August 1, 2010 to present
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
Claro Carmelo P. Ramirez	53	Senior Vice President	July 1, 1999 to present
		Office of the President and CEO	January 1, 2008 to present
Seconded to MediaQuest
		Consumer Affairs Group Head	December 5, 2005 to December 31, 2007
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Retail Business Head	February 1, 2003 to June 15, 2004
Alejandro O. Caeg	53	Senior Vice President	January 1, 2012 to present
		International and Carrier Business Head	March 1, 2009 to present
June Cheryl A. Cabal-Revilla	40	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006

Name	Age	Position(s)	Period during which individual has served as such

All Other Officers:
Florentino D. Mabasa, Jr.	55	First Vice President	February 19, 2004 to present
Emiliano R. Tanchico, Jr.	58	First Vice President	May 8, 2001 to present
Ricardo M. Sison	52	First Vice President	February 26, 2002 to present
Miguela F. Villanueva	62	First Vice President	January 31, 2003 to present
Cesar M. Enriquez	61	First Vice President	February 19, 2004 to present
Alfredo B. Carrera	59	First Vice President	February 27, 2006 to present
Leo I. Posadas	47	First Vice President	March 6, 2007 to present
Katrina L. Abelarde	38	First Vice President	March 5, 2013 to present
Anna Isabel V. Bengzon	41	First Vice President	March 5, 2013 to present
Juan Victor I. Hernandez	40	First Vice President	March 5, 2013 to present
Melissa V. Vergel De Dios	51	First Vice President	March 5, 2013 to present
Martin T. Rio	53	First Vice President	October 22, 2012 up to present
Jesus M. Tañedo	62	Vice President	January 1, 2001 to present
Ricardo C. Rodriguez	55	Vice President	February 26, 2002 to present
Rebecca Jeanine R. de Guzman	51	Vice President	March 1, 2003 to present
Emeraldo L. Hernandez	56	Vice President	February 19, 2004 to present
Joseph Nelson M. Ladaban	49	Vice President	February 19, 2004 to present
Genaro C. Sanchez	52	Vice President	January 25, 2005 to present
Jose A. Apelo	55	Vice President	June 14, 2005 to present
Ma. Josefina T. Gorres	50	Vice President	June 14, 2005 to present
Elisa B. Gesalta	55	Vice President	February 27, 2006 to present
Ma. Criselda B. Guhit	51	Vice President	February 27, 2006 to present
Oliver Carlos G. Odulio	43	Vice President	March 6, 2007 to present
Ana Maria A. Sotto	55	Vice President	March 6, 2007 to present
Julieta S. Tañeca	54	Vice President	March 6, 2007 to present
Marco Alejandro T. Borlongan	46	Vice President	September 14, 2007 to present
Rafael M. Bejar	56	Vice President	March 3, 2009 to present
Renato L. Castañeda	62	Vice President	March 3, 2009 to present
Alexander S. Kibanoff	50	Vice President	March 3, 2009 to present
Javier C. Lagdameo	49	Vice President	March 3, 2009 to present
Alona S. Dingle	40	Vice President	March 26, 2010 to present
Gil Samson D. Garcia	42	Vice President	March 26, 2010 to present
Luis Ignacio A. Lopa	54	Vice President	March 26, 2010 to present
Marven S. Jardiel	46	Vice President	March 26, 2010 to present
Victor Y. Tria	44	Vice President	March 26, 2010 to present
Margarito G. Dujali, Jr.	39	Vice President	August 31, 2010 to present
Patrick S. Tang	40	Vice President	August 31, 2010 to present
Albert Mitchell L. Locsin	43	Vice President	June 1, 2011 to present
Raul S. Alvarez	63	Vice President	March 5, 2013 to present
Joselito S. Limjap	51	Vice President	March 5, 2013 to present
Ma. Carmela F. Luque	45	Vice President	March 5, 2013 to present
Walter M. Gaffud	38	Vice President	May 1, 2013 to present
Joseph Ian G. Gendrano	37	Vice President	May 1, 2013 to present
John John R. Gonzales	45	Vice President	June 1, 2013 to present

At least three of our directors, namely, Artemio V. Panganiban, Pedro E. Roxas and Alfred V. Ty, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. The independence standards/criteria are provided in our By-Laws and CG Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 67 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT. He also serves as Chairman of MPIC, Meralco and Philex Mining Corporation, all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, Beacon, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated. He is also the Chairman of MediaQuest, Associated Broadcasting Corporation (TV5) and PLDT-Smart Foundation, Inc.

Mr. Pangilinan founded First Pacific in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as CEO and Managing Director. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and the Hong Kong Bayanihan Trust, a non-stock, non-profit foundation which provides vocational, social and cultural activities for Hongkong’s foreign domestic helpers. In February 2007, he was named the President of the Samahang Basketbol Ng Pilipinas, a national sports association for basketball. In January 2009, he assumed the chairmanship of the Amateur Boxing Association of the Philippines, a governing body of the amateur boxers in the country. In October 2009, Mr. Pangilinan was appointed as Chairman of the Philippine Disaster Recovery Foundation, Incorporated (PDRF), a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities. He is the Chairman of Philippine Business for Social Progress, a social action organization made up of the country’s largest corporations, Vice Chairman of the Foundation for Crime Prevention, a private sector group organized to assist the government with crime prevention, a member of the Board of Trustees of Caritas Manila and Radio Veritas-Global Broadcasting Systems, Inc., a former Commissioner of the Pasig Rehabilitation Commission, and a former Governor of the PSE. In June 2012, he was appointed as Co-Chairman of the newly organized US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) for International Finance (1983), the Presidential Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Man of the Year by Biz News Asia (2005), Management Man of the Year by the Management Association of the Philippines (2005), Order of Lakandula (Rank of a Komandante) in recognition of his contributions to the country by the Office of the President of the Republic of the Philippines (2006), Business Icon Gold Award for having greatly contributed to the Philippine economy through achievements in business and society by Biz News Asia magazine (2008), Sports Patron of the Year for his invaluable contributions to the Philippine Sports by the Philippine Sportswriters Association or PSA (2010), Global Filipino Executive of the year for 2010 by Asia CEO Awards, Philippines Best CEO for 2012 by Finance Asia and Executive of the Year by the PSA (2013).

Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance & Commerce at the University of Pennsylvania. He was conferred a Doctor of Humanities (Honoris Causa) Degree by the San Beda College (2002), Xavier University (2007), Holy Angel University (2009) and Far Easter University (2010).

Mr. Napoleon L. Nazareno, 64 years old, has been a director of PLDT since November 24, 1998 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He has served as President and Chief Executive Officer of PLDT since his appointment on February 19, 2004 and is concurrently the President and Chief Executive Officer of Smart since January 2000 and CURE since 2008. He also serves as Chairman or is a director of several subsidiaries of PLDT and Smart including PCEV, Wolfpac, SBI, I-Contacts, ePLDT, MIC, ACeS Philippines, Digitel, DMPI, PGIH and PLDT Global. His other directorships include SPi Technologies, Inc., SPi CRM, Inc., and Rufino Pacific Tower Condominium Corporation. He is a non-executive director of First Pacific.

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

Mr. Nazareno is also the Chairman of the Board of Trustees and Governors of Asian Institute of Management, the President and Trustee of First Pacific Leadership Academy and a director of Operation Smile. He was a board member of the GSM Association Worldwide from November 2004 to November 2012. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney, was awarded the Telecom CEO of the Year at the 15th Telecoms Asia Awards, an influential Asian telecommunications industry magazine in Bangkok, and was cited as “Best Telecom CEO in Asia 2013 by the All-Asia Executive Team Survey conducted by the New York-based Institutional Investor 2013.

Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management, completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France, and was conferred a Doctor of Technology (Honoris Causa) Degree by the University of San Carlos.

Ms. Helen Y. Dee, 69 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson or a director of EEI Corporation, National Reinsurance Corporation of the Philippines, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation and Seafront Resources Corporation, all of which are PSE-listed companies. She is also the President and/or Chief Executive Officer of Hydee Management and Resource Corp., Moira Management, Inc., Tameena Resources, Inc., YGC Corporate Services, Inc., Financial Brokers Insurance Agency, Inc., GPL Holdings, Inc. and Mijo Holdings, Inc., the Vice President of A. T. Yuchengco, Inc., and the Treasurer of Business Harmony Realty, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University. Ms. Dee’s directorships in other public and private companies are listed in the succeeding table.

Atty. Ray C. Espinosa, 57 years old, has been a director of PLDT since November 24, 1998, the Head of Regulatory Affairs and Policies of PLDT since March 2008, and General Counsel of Meralco since 2009. In June 2013, he joined First Pacific and was appointed as First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines. Atty. Espinosa is also a director of Meralco, and an independent director and Chairman of the Audit Committee of Lepanto Consolidated Mining Company, which are PSE-listed companies. He is also a trustee of the Beneficial Trust Fund of PLDT and PLDT-Smart Foundation, Inc. Atty. Espinosa’s directorships in other public and private companies are listed in the succeeding table.

Atty. Espinosa served as President & CEO of MediaQuest,TV5 Network, Inc., Cignal TV, Inc. and prior thereto, was the President & CEO of ePLDT and its subsidiaries until April 15, 2010.

Atty. Espinosa has a Master of Laws degree from the University of Michigan Law School and is a member of the Integrated Bar of the Philippines. He was a partner of Sycip Salazar Hernandez & Gatmaitan from 1982 to 2000, a foreign associate at Covington and Burling (Washington, D. C., USA) from 1987 to 1988, and a law lecturer at the Ateneo de Manila School of Law from 1983 to 1985 and in 1989.

Mr. James L. Go, 74 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy Committee and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc., and Oriental Petroleum and Minerals Corporation, the Chairman of Universal Robina Corporation, Robinsons Land Corporation, and a director of Cebu Air, Inc and Robinsons Holdings, Inc., which are PSE-listed companies. He is also the Chairman and Chief Executive Officer of Robinsons, Inc. , Robinson’s Supermarket, Inc., and Robinsons Handyman, Inc., the Chairman of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of CFC Corporation, Singapore Land Ltd., Marina Center Holdings, Inc., United Industrial Corporation and Hotel Marina City Private Limited. He is also the President and Trustee of the Gokongwei Brothers Foundation. He was the Chairman, President and Chief Executive Officer of Digitel Mobile and the Vice Chairman, President and Chief Executive Officer of Digitel, until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Setsuya Kimura, 56 years old, has been a director of PLDT since July 5, 2011. He is a member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees, and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Director of Network Department of NTT DoCoMo, Inc. He also served as Regional CEO, Asia Pacific of NTT Communications and President and CEO of NTT Singapore Pte Ltd from 2007 to 2009, and as President and CEO of NTT Communications (Thailand) Co. Ltd from 2003 to 2007. Prior to that, he occupied various management positions in Nippon Telephone and Telegraph Company. Mr. Kimura obtained his Bachelor’s Degree in Civil Engineering from Hokkaido University.

Mr. Hideaki Ozaki, 48 years old, has been a director of PLDT since December 6, 2011. He is the Vice President of Planning, Global Business of NTT Communications, a company which provides telecommunication and ICT services such as Global Network, Data Centre, Cloud Services inside and outside of Japan. He served as part-time Director of NTT Communications Philippines from July 2009 to February 2012. Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Com since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

Hon. Artemio V. Panganiban, 77 years old, was elected as independent director on April 23, 2013. He was appointed as an independent member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT on May 7, 2013. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, Bank of the Philippine Islands, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies. He also holds directorships in Metro Pacific Tollways Corporation and Tollways Management Corporation. He is the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity and Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., President of the Manila Metropolitan Cathedral-Basilica Foundation, Chairman of the Board of Advisers of Metrobank Foundation, Inc., Asian Institute of Management Ramon V. Del Rosario, Sr., C.V. Starr Center for Corporate Governance and University of Asia and the Pacific, senior adviser of the Metropolitan Bank and Trust Company and V. Mapa Falcon Honor Society, adviser of Doubledragon Properties Corp., and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy.

He was the recipient of numerous awards in recognition of his role as jurist, practising lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including as “The Renaissance Jurist of the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court.

Hon. Panganiban obtained his Bachelor of Laws Degree (Cum Laude) from the Far Eastern University in 1960, and was conferred a Doctor of Laws (Honoris Causa) Degree by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Mr. Pedro E. Roxas, 57 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit Committee and serves as a member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman and/or CEO/President of Roxas Holdings, Inc. and Roxas and Company, Inc., and an independent director of Meralco and BDO Private Bank, which are reporting or PSE-listed companies. He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc. and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President). Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Juan B. Santos, 75 years old, has been a director of PLDT since January 25, 2011. He is the Chairman of Social Security Commission/Social Security System, and a member of the Board of Directors of Alaska Milk Corporation, First Philippine Holdings Corporation and Philex Mining Corporation, which are PSE-listed companies. He is also a member of the Board of Directors of Philippine Investment Management (PHINMA), Inc., Sun Life Grepa Financial, Inc. and Zuellig Group Inc., a member of the Board of Advisors of Coca-Cola FEMSA Asia Division, East-West Seeds Co., Inc., a trustee of Ramon Magsaysay Award Foundation and St. Luke’s Medical Center, and a consultant of the Marsman-Drysdale Group of Companies.

Mr. Santos retired as Chief Executive Officer of Nestle Philippines, Inc. in 2003 and continued to serve as Chairman of NPI until 2005. Prior to his appointment as President and CEO of NPI, he was the CEO of the Nestle Group of Companies in Thailand and Singapore. He served as Secretary of Trade and Industry from February to July 2005 and was designated as a member of the Governance Advisory Council, and Private Sector Representative for the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries.

Mr. Santos was bestowed the prestigious Management Man of the Year Award for 1994 by the Management Association of the Philippines and was the Agora Awardee for Marketing Management given by the Philippine Marketing Association in 1992. He obtained his Bachelor of Science Degree in Business Administration from Ateneo de Manila University, pursued post graduate studies at the Thunderbird Graduate School of Management in Arizona, USA and completed the Advanced Management Course at IMD in Lausanne, Switzerland.

Mr. Tony Tan Caktiong, 61 years old, has been a director of PLDT since July 8, 2008. He is the Chairman and Chief Executive Officer of Jollibee Foods Corporation, a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is an independent director of First Gen Corporation (a PSE listed company), and a member of the Board of Trustees of Jollibee Group Foundation and Temasek Foundation. Mr. Tan Caktiong obtained his Bachelor of Science Degree in Chemical Engineering from University of Santo Tomas and honed his business skills by attending various courses and seminars in several educational institutions including, among others, the Asian Institute of Management, Stanford University (Singapore) and Harvard University.

Mr. Alfred V. Ty, 46 years old, has been an independent director of PLDT since June 13, 2006. He serves as a member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Vice Chairman of GT Capital Holdings, Inc. and the Corporate Secretary of Metropolitan Bank and Trust Company, both of which are PSE-listed companies. He is also the Vice Chairman of Toyota Motor Philippines Corporation, the President of Federal Land, Inc., the Chairman of Lexus Manila, Inc., Cathay International Resources, Inc. and Bonifacio Landmark Realty & Development Corporation, a director of Global Business Power Corp., a trustee of Metrobank Foundation, Inc., Norberto Tytana Foundation and GT-Metro Foundation, Inc. Mr. Ty received his Bachelor of Science Degree in Business Administration from the University of Southern California.

Atty. Ma. Lourdes C. Rausa-Chan, 60 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She is a director of ePLDT and PLDT Global Investments Holdings, Inc. and also serves as Corporate Secretary of several subsidiaries of PLDT, PCEV, PLDT-Smart Foundation Inc. and Philippine Disaster Recovery Foundation, Inc. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Ernesto R. Alberto, 52 years old, was appointed as Enterprise and International and Carrier Business Head in September 2011. Prior to that, he was the Customer Sales and Marketing Group Head since February 2008. He leads all revenue generation relationship initiatives of the Enterprise, International & Carrier Business, including product/market development, product management, marketing, sales and distribution, and customer relationship management. He is the Chairman and President of Telesat, Inc., the President and CEO of ePLDT, the Chairman of ABM Solutions, Inc., Acasia, BCC, ePDS, Inc., iPlus Intelligent Network, Inc., ClarkTel, SubicTel and Smart-NTT Multimedia, Inc., a director of Asean Telecoms Holdings, Mabuhay Investments, PLDT Global (Philippines and Malaysia), Philcom, Maratel and IPCDSI. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia and the Pacific.

Mr. Isaias P. Fermin, 45 years old, was designated, on January 1, 2012, as Executive Vice President and Head of Home Business of the PLDT Group. He is responsible for delivering revenue and profit growth for the Home Business through a much defined brand positioning that consistently engages the consumer in all touch points, a balanced product portfolio that propels both subscriber and ARPU growth and introduction of a new line of products and services that significantly improves the consumer use experience. Concurrently, he is the Chairman of the Board of Directors of Philcom and Maratel, the Chief Operating Officer of Digitel and a director of PLDT Global.

Mr. Fermin has over 20 years of experience covering general management, consumer marketing, wholesale and retail sales, and retail store management gained from leading fast moving consumer group companies locally and globally. Prior to joining the PLDT Group, Mr. Fermin was the President of Greenwich Food Corporation and Chowking Food Corporation of the Jollibee Foods Corporation from 2008 to 2011. He also served as Country Director of Nike Philippines from 2006 to 2008 and handled various posts in Unilever-Bestfoods from 1998 to 2005 as senior executive for sales, marketing, media and innovation process management. Mr. Fermin obtained his Bachelor of Science in Chemical Engineering Degree from the University of the Philippines.

Ms. Anabelle L. Chua, 53 years old, Treasurer and Corporate Finance and Treasury Head, concurrently holds the position of Chief Financial Officer of Smart since 2006. She holds directorships in PTIC, Smart and several subsidiaries of PLDT and Smart including ePLDT, Digitel and DMPI, ACeS Philippines, PCEV, Wolfpac, SBI, Smart Hub, Inc. and Chikka. She is a member of the Board of Directors of PSE and Securities Clearing Corporation of the Philippines and the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund, and is a director of MediaQuest and certain of its subsidiaries. She has over 20 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Rene G. Bañez, 58 years old, Supply Chain, Asset Protection and Management Group Head, was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Support Services and Tax Management Group Head of PLDT from January 1999 to January 2001. He is director of FEP Printing Corp., Meralco Industrial Engineering Services Corp., ClarkTel, SubicTel, Maratel and Philcom. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for three years until December 1998. He obtained his Bachelor of Laws Degree from the Ateneo de Manila University.

Mr. Alejandro O. Caeg, 53 years old, is the President and CEO of PLDT Global Corporation and concurrently the Head of PLDT, Smart, Digitel and Sun International & Carrier Business. He is Smart’s representative to the Conexus Mobile Alliance, or Conexus, (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and is currently Conexus Chairman till 2014. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008. He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution from 2003 to 2005, Group Head of Customer Care and National Wireless Centers from 1998 to 2001 and Marketing Head of International Gateway Facilities and Local Exchange Carrier from 1997 to 1998. He also served as President and CEO of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University, Manila.

Mr. Jun R. Florencio, 58 years old, Internal Audit and Fraud Risk Management Head, handles the overall coordination of the internal audit function of the PLDT group of companies and is in-charge of the fraud risk management function of the PLDT fixed business. He has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management, and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999 as Head of Financial Management Sector. He held various positions in the finance organization of another telecommunications company prior to joining Smart. Mr. Florencio obtained his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.

Mr. Menardo G. Jimenez, Jr., 50 years old, Customer Service Assurance Head, Human Resources Group Head, and concurrently Business Transformation Office Head, was Revenue Team Head of the Business Transformation Office from January 2008 to July 2010, the Retail Business Head of PLDT from June 2004 to December 31, 2007 and, prior to that, the Corporate Communications and Public Affairs Head. He had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. He won the first CEO Excel Awards (Communications Excellence in Organizations) given by the International Association of Business Communicators mainly for effectively using communications strategies in managing the PLDT retail business team to meet its targets and achieve new heights in the landline business. In 2006, his further achievements in handling the retail business of PLDT and his stint in Smart as officer-in-charge for marketing were recognized by the Agora Awards which chose him as its Marketing Man of the Year. Mr. Jimenez obtained his AB Economics Degree from the University of the Philippines.

Mr. Claro Carmelo P. Ramirez, 53 years old, was appointed as President of Pilipinas Global Network Limited, the international distribution arm of TV5 in 2011. He has over 20 years of work experience in the field of marketing. Prior to joining PLDT, he held various managerial positions in Colgate Palmolive Philippines, Inc., and served as Associate Director for Global Business Development of Colgate-Palmolive Company in New York and as Marketing Director of Colgate-Palmolive Argentina, S.A.I.C. and Colgate-Palmolive Phils, Inc. While in PLDT, he was the Head of Consumer Marketing, Retail Business Group (RBG), International and Carrier Business Group (ICBG), and Customer Care. He also held director positions in various PLDT subsidiaries and affiliates and served as President and CEO of ClarkTel, SubicTel, and Maratel. He graduated with honors from the Ateneo de Manila University with a Bachelor of Arts Degree Major in Economics.

Ms. June Cheryl A. Cabal-Revilla, 40 years old, Controller and Financial Reporting and Controllership Head, is also a director and the chief financial officer/treasurer of certain subsidiaries of PLDT and the PLDT-Smart Foundation, Inc. She is also the Chief Financial Officer of Cignal TV, Inc. and Pacific Global One Aviation Company, Trustee and Chief Finance Officer of the Philippine Disaster Recovery Foundation, Controller of First Pacific Leadership Academy, Inc. and the

President of Tahanan Mutual Building and Loan Association. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of Sycip Gorres Velayo & Co. She was the 2008 Young Achievers Awardee for Commerce and Industry conferred by the Philippine Institute of Certified Public Accountants and recently joined the ranks of the distinguished pool of awardees of The Outstanding Young Men (TOYM) for community service through the program known as the Gabay Guro (2G). In March 2010, she was appointed as a member of the Financial Reporting Standards Council of the Philippines. Ms. Cabal-Revilla obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master in Business Management Degree from the Asian Institute of Management.

Mr. Christopher H. Young is our Chief Financial Advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as Finance Director, a position he held until he joined us in November 1998.

The following is a brief description of the business experience of the other members of senior management of PLDT as at February 28, 2014:

Mr. Rolando G. Peña, 52 years old, is the Technology Head for PLDT, Smart, Digitel and Digitel Mobile and is responsible for developing and overseeing the Technology Roadmap for the PLDT Group. He heads the evaluation, analysis and execution of the accelerated network build-out program encompassing fixed, wireless and broadband networks to ensure the PLDT Group’s undisputed leadership in network capability, innovation and customer experience. He is a director of Smart and other subsidiaries of Smart including SBI and i-Contacts where he is also the President, Wolfpac, Smart e-Money, Inc., Smart Money Holdings Corporation, PH Communications Holdings Corporation, Chikka, Wireless Card, Inc., Smart Hub, Inc., Airborne Access Corporation, CURE, and Primeworld Digital Systems, Inc., and PCEV. He also holds directorships in Mabuhay Satellite, ClarkTel, SubicTel, BCC, E-Meralco Ventures, Inc. and Radius Telecoms, Inc.

Mr. Peña has over 31 years of experience in telecommunication operations and was chosen as Electronics and Communications Engineer for the year 2000 by the Institute of Electronics and Communications Engineers of the Philippines. From 2008 to January 2011, he was the Customer Service Assurance Group Head of PLDT and Smart. From 1999 to 2007, he was the Head of Network Services Division of Smart and prior to joining Smart in 1994, he was the First Vice President in charge of Technical Operations of Digitel.

Mr. Peña obtained his Bachelor of Science Degree in Electronics and Communications Engineering from the Pamantasan ng Lungsod ng Maynila where he received the Distinguished Alumnus Award for Telecommunications. He is a Fellow at the Telecommunications Management Institute of Canada (TEMIC) and has attended various telecommunications management courses in Hongkong, Japan, Sweden, Finland, Spain and Germany.

Mr. Charles A. Lim, 51 years old, is the Executive Vice President and Head for Consumer Wireless Business of Smart. Concurrently, he is also the Chief Operating Officer of Digitel Mobile which carries the brand Sun Cellular. Prior to the acquisition of Digitel by PLDT, Mr. Lim was Business Unit CEO for the Landline and Cellular business of Digitel. He was previously the Strategic Business Unit Head for Mobile Communications of Globe Telecom Inc. before joining Digitel. He was also the Director for Brand Marketing Greater China of CocaCola China Limited Hongkong and the Business Unit HeadVan den Bergh Foods of Unilever Philippines Illc. He obtained his Bachelor of Science in Business Management Degree Degree from Ateneo de Manila University.

Mr. Emmanuel Ramon C. Lorenzana, 47 years old, Executive Vice President, is the Head of the newly created Multi Media Office of the PLDT Group, which is tasked with coordinating a multi- media/multi-screen strategy for the PLDT Group. He is concurrently the President and CEO of Mediaquest and several of its subsidiaries including, among others, TV5 Network, Inc. and Cignal TV, Inc. He served as the Head of the Individual Business of Smart and Wireless Business and was responsible for driving the commercial objectives and directions for the Wireless Business and establishing the Brand DNA, providing over-all directions, and creating a consumer/market-driven organization. He headed and defined the strategies for the functions of brand management, product marketing, product research and development, sales and aftersales, and strategic business support units focusing on customer experience, analytics, digital media, and all customer touchpoints including credit and payment systems. Prior to joining the PLDT Group, he was the President and Chief Operating Officer of NutriAsia Group, makers of leading food brands, since November 2008. He was the Chairman and Managing Director of Unilever Malaysia and Singapore from 2007 until October 2008 and held leadership positions in several Unilever companies including Unilever Philippines Home and Personal Care, as Managing Director from 2004 to 2007 and as Business Planning and Trade Marketing Director of Unilever Philippines from 2000 to 2001, Unilever Oral Care Category, Jakarta, Indonesia, as Vice President Asia and Africa from 2001 to 2004 and Unilever Shanghai Toothpaste Company, Shanghai, China, as Consumer and Trade Marketing Director from 1997 to 1999. Mr. Lorenzana obtained his Bachelor of Science in Chemical Engineering Degree from the University of the Philippines and attended various Executive Programs at the Massachusetts Institute of Technology in Boston, Kellog School of Management in Chicago, and Ashridge Management School in London.

Below is a list of directorships in other private and public companies of the directors named below. All directoships of our other directors are included in their respective biographies in the preceding pages.

Name of Director	Names of Companies
	Public	Private

Helen Y. Dee	EEI Corporation (Regular Director)	AY Holdings, Inc. (Regular Director)

National Reinsurance Corporation of the Philippines (Regular Director/Chairman)

Petro Energy Resources Corporation (Regular Director/Chairman)

Rizal Commercial Banking Corporation (Regular Director/Chairman)

Seafront Resources Corporation (Regular Director/Chairman)

Seafront Resources Corporation (Regular Director/Chairman)

GPL Holdings, Inc. (Regular Director)

Financial Brokers Insurance Agency, Inc. (Regular Director/Chairman)

Hi-Eisai Pharmaceuticals, Inc. (Regular Director/Chairman)

Honda Cars, Kaloocan (Regular Director)

Honda Cars Philippines, Inc. (Regular Director)

House of Investments, Inc. (Regular Director/Chairman)]

Hydee Management & Resource Corp. (Regular Director/Chairman)

Isuzu Philippines, Inc. (Regular Director)

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Maibarara Geothermal, Inc. (Regular Director/Chairman)

Malayan Insurance Company (Regular Director/Chairman)

Manila Memorial Park Cemetery, Inc. (Regular Director/Chairman)

Mapua Information Technology Center, Inc.

(Regular Director/Chairman)

MICO Equities, Inc. (Regular Director)

Mijo Holdings, Inc. (Regular Director/Chairman)

Moira Management, Inc. (Regular Director)

Pan Malayan Express (Regular Director)

Pan Malayan Management and Investment

Corporation (Regular Director/Vice Chairman)

Pan Malayan Realty Corp. (Regular Director/Chairman)

Petro Green Energy Corporation(Regular Director/Chairman)

Philippine Integrated Advertising Agency, Inc. (Regular Director)

RCBC Forex Brokers Corp (Regular Director)

RCBC Leasing & Finance Corp (Regular Director/Chairman)

RCBC Savings Bank (Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director)

Tameena Resources, Inc. (Regular Director/Chairman)

West Spring Development Corp. (Regular Director/Vice Chairman)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular Director)

Ray C. Espinosa	Digital Telecommunications Phils., Inc.(Regular Director)	Beacon Electric Asset Holdings, Inc. (Regular Director)
	Lepanto Consolidated Mining Company (Independent Director)	Bonifacio Communications Corp. (Regular Director)
	Manila Electric Company (Regular Director)	Business World Publishing Corporation (Regular Director)
	Metro Pacific Investments Corporation (Regular Director)	Cinegear, Inc. (Regular Director/Chairman)

Digitel Crossing, Inc. (Regular Director)

Digitel Mobile Phils, Inc. (Regular Director)

Hastings Holdings, Inc. (Regular Director/Chairman)

Med Vision Resources, Inc. (Regular Director/ Chairman)

Media5 Marketing Corporation (Regular Director)

Meralco PowerGen Corporation (Regular Director)

Metro Pacific Assets Holdings, Inc. (Regular Director)

Metro Pacific Holdings, Inc. (Regular Director)

Metro Pacific Resources, Inc. (Regular Director)

NTT Communications Philippines Corporation (Regular Director)

Philippine Telecommunications Investment

Corp. (Regular Director)

Philstar Daily, Inc. (Regular Director)

Philstar Global Corporation (Regular Director)

Pilipinas Global Network Limited (Regular Director)

Pilipino Star Ngayon, Inc. (Regular Director)

SatVentures, Inc. (Regular Director)

Studio5, Inc. (Regular Director/Chairman)

Telemedia Business Ventures, Inc. (Regular Director/Chairman)

The Philippine Home Cable Holdings, Inc (Regular Director)

Unilink Communications Corp (Regular Director/Chairman)

Unitel Productions, Inc. (Regular Director)

Upbeam Investments, Inc. (Regular Director/Chairman)

Winner Asset Holdings, Ltd. (Regular Director)

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified, except in case of death, resignation, disqualification or removal from office. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors/independent directors and officers of the Company or persons nominated to such positions has any family relationships up to the fourth civil degree either by consanguinity or affinity, except Mr. James L. Go and Ms. Anabelle L. Chua who are relatives to the fourth civil degree by consanguinity.

Compensation of Key Management Personnel

The aggregate compensation paid to our key officers and directors named above, as a group, for 2013 amounted to approximately Php447 million.

The following table below sets forth the aggregate amount of compensation paid in 2013 and 2012 and estimated amount of compensation expected to be paid in 2014 to: (1) the President and CEO, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely: Anabelle L. Chua, Ernesto R. Alberto, Rene G. Bañez and Ma. Lourdes C. Rausa-Chan; and (2) all other key officers, other officers and directors, as a group.

	2014		2013		2012
	Estimate		Actual
	(in millions)

President and CEO(1) and four most highly compensated key officers:
Salary(2)	Php	66	Php	60	Php	58
Bonus(3)		16		14		15
Other compensation(4)		53		59		65

	Php	135	Php	133	Php	138

All other key officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated key officers):
Salary(2)	Php	274	Php	247	Php	244
Bonus(3)		68		62		62
Other compensation(4)		212		327		264

	Php	554	Php	636	Php	570

(1)	The President and CEO receives compensation from Smart but not from PLDT.
(2)	Basic monthly salary.
(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(4)

Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both the individual and group team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. See Note 24 – Related Party Transactions – Compensation of Key Officers of the PLDT Group to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Each of the directors of the Company is entitled to a director’s fee for each meeting of the Board of Directors attended. In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees, are each entitled to a fee for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved an increase in director’s board meeting attendance fees to Php200,000, payable to each director from Php125,000 and board committee meeting attendance fees to Php75,000 from Php50,000. The attendance fees for directors were last adjusted in July 1998. The ECC recommended the increase taking into consideration PLDT’s profitability growth (versus Board remuneration) and the results of the survey on Board remuneration conducted by Watson Wyatt, which showed that PLDT’s directors’ remuneration, consisting only of fees for meeting attendance, and/or retainer fees and profit share were below the median of directors’ remuneration among participating companies in the survey.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2013 and 2012 were approximately Php32 million and Php35 million, respectively. The total amount of per diems estimated to be paid in 2014 is approximately Php36 million.

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

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2013 and 2012 amounted to Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php3,129 million and Php1,491 million as at December 31, 2013 and 2012, respectively.

There are no other warrants or options held by PLDT’s officers or directors either singly or collectively.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued and Other Current Liabilities and Note 25 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 28, 2014 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock		Percentage of Class

Manuel V. Pangilinan	244,450	(1)	0.113142
Napoleon L. Nazareno	19,927	(1)	0.009223
Helen Y. Dee	273		0.000126
Ray C. Espinosa	19,743	(1)	0.009138
James L. Go	134,914	(1)	0.062444
Setsuya Kimura	1		—
Artemio V. Panganiban(2)	1		—
Hideaki Ozaki	1		—
Pedro E. Roxas	21		0.000010
Juan B. Santos	2		0.000001
Alfred V. Ty	1		—
Tony Tan Caktiong	1		—
Ma. Lourdes C. Rausa-Chan	699	(1)	0.000324
Ernesto R. Alberto	—		—
Rene G. Bañez	1		—
Anabelle L. Chua	12,328	(1)	0.005706
Jun R. Florencio	515	(1)	0.000238
Menardo G. Jimenez, Jr.	22		0.000010
Isaias P. Fermin	—		—
Claro Carmelo P. Ramirez	11,500		0.005323
Alejandro O. Caeg	200		0.000093
June Cheryl A. Cabal-Revilla	—		—
Christopher H. Young	54,313	(1)	0.025138

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(2)	Also includes 175 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 175 shares under the name of Helen Y. Dee both thru PCD Nominee Corporation.
(3)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.

The aggregate number of shares of common stock directly and indirectly owned by directors, executive officers and advisors listed above, as at February 28, 2014, was 498,913, or approximately 0.230919% of PLDT’s outstanding shares of common stock.

On January 19, 2012, August 30, 2012 and May 16, 2013, all outstanding shares of 10% Cumulative Convertible Preferred Stock Series A to FF, Series GG and Series HH issued in 2007, respective, were redeemed and retired. See Item 10. “Additional Information – Redemption of Preferred Stock” for further discussion.

On January 28, 2014 the Board of Directors approved the redemption of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series HH which were issued in 2008 effective May 16, 2014.

Board Practices

Board of Directors – Independent Directors

At least three of our directors, namely, Artemio V. Panganiban, Pedro E. Roxas and Alfred V. Ty, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. The independence standards/criteria are provided in our By-Laws and CG Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

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

Audit Committee

Our Audit Committee is composed of three members, all of whom are independent directors. As at the date of this report, the Audit Committee members are former Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty. Mr. Setsuya Kimura and Mr. James L. Go, non-independent members of our Board of Directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors, serve as advisors to the Audit Committee. All of the members of our Audit Committee are financially literate and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

As provided for in our Audit Committee charter, any member of the audit committee may cause the Audit Committee advisor to be excluded from the committee’s meetings, as such member deems appropriate in order for the committee to carry out its responsibilities, until the committee has completed discussion of the topic for which the member requested the Audit Committee advisor to be excluded or until such member has withdrawn his request.

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

To carry its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditors, the Audit Committee has the following duties and powers:

•	review and evaluate the qualifications, performance and independence of the external auditors and its lead partner;

•	select and appoint the external auditors and to remove or replace the external auditors;

•

review and approve in consultation with the head of the internal audit organization and the head of the finance organization all audit and non-audit services to be performed by the external auditors and the fees to be paid to the external auditors for such services, and to ensure disclosure of any allowed non-audit services in PLDT’s annual report;

•

periodically review fees for non-audit services paid to the external auditors and disallow non-audit services that will conflict with the external auditor’s duties to PLDT or pose a threat to the external auditor’s independence;

•

ensure that the external auditors prepare and deliver annually its Statement as to Independence, discuss with the external auditors any relationships or services disclosed in such Statement that may impact the objectivity, independence or quality of services of said external auditors and take appropriate action in response to such statement to satisfy itself of the external auditor’s independence;

•

review the external auditor’s internal quality-control procedures based on the external auditors’ Statement submitted at least annually, any material issues raised by recent internal quality-control review or peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, regarding one or more independent audits carried out by the external auditor and steps taken to deal with any such issues;

•

ensure that the external auditors or the lead partner of the external auditors having the primary responsibility for the audit of PLDT’s accounts is rotated at least once every five years or such shorter or longer period provided under applicable laws and regulations;

•	advise the external auditors that they are expected to provide the committee a timely analysis of significant/critical financial reporting issues and practices;

•	obtain assurance from the external auditors that the audit was conducted in a manner consistent with the requirement under applicable rules; and

•	resolve disagreements between management and the external auditors regarding financial reporting.

The Audit Committee has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for board approval.

Audit Committee Report

Further to our compliance with applicable corporate governance laws and rules, our Audit Committee confirmed in its report for 2013 that:

•	Each voting member of the Audit Committee is an independent director as determined by the Board of Directors;

•	The Audit Committee had eight regular meetings during the year;

•	The Audit Committee has reviewed and approved for retention the existing audit committee charter until the next review in 2014;

•

The Audit Committee likewise discussed with PLDT’s internal audit group and independent auditors, SyCip Gorres Velayo & Co., or SGV, the overall scope and plans for their respective audits, and the results of their examinations, their evaluations of PLDT Group’s internal controls and the overall quality of the PLDT Group’s financial reporting;

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

•

The Audit Committee has discussed with the PLDT’s Group Enterprise Risk Management (ERM) Officer the PLDT Group top risks for 2013 and the ERM assessment results for the Consumer (Individual) Wireless Business and has received periodic status reports on PLDT Group’s ERM activities;

•

In the performance of its oversight responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of the PLDT Group as at and for the year ended December 31, 2013 with the PLDT Group’s management, which has the primary responsibility for the financial statements, and with SGV, the PLDT Group’s independent auditors, who are responsible for expressing an opinion on the conformity of the PLDT Group’s audited consolidated financial statements with IFRS;

•

Based on the reviews and discussions referred to above, in reliance on the PLDT Group’s management and SGV and subject to the limitations of the Audit Committee’s role, the Audit Committee recommended to the Board of Directors and the Board has approved, the inclusion of the PLDT Group’s consolidated financial statements as at and for the year ended December 31, 2013 in the PLDT Group’s Annual Report to the Stockholders and to the Philippine SEC on Form 17-A and U.S. SEC on Form 20-F; and

•

Based on a review of SGV’s performance and qualifications, including consideration of management’s recommendation, the Audit Committee approved the appointment of SGV as the PLDT Group’s independent auditors.

Governance and Nomination Committee

Our GNC is composed of five voting members, all of whom are regular members of our Board of Directors and two non-voting members. Three of the voting members are independent directors namely, former Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty. Two are non-independent directors namely, Mr. Setsuya Kimura and Mr. Manuel V. Pangilinan who is the chairman of this committee. Mr. Menardo G. Jimenez, Jr. and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.

The principal functions and responsibilities of our GNC are:

1.	Oversee the development and implementation of corporate governance principles and policies;

2.	Review and evaluate the qualifications of the persons nominated to the Board as well as those nominated to other positions requiring appointment by the Board;

3.	Identify persons believed to be qualified to become members of the Board and/or the Board committees;

4.	Assist the Board in making an assessment of the Board’s effectiveness in the process of replacing or appointing new members of the Board and/or Board committees; and

5.	Assist the Board in developing and implementing the Board’s performance evaluation process.

Executive Compensation Committee

Our ECC is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely former Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty, and two are non-independent directors, namely, Mr. Setsuya Kimura and Mr. Manuel V. Pangilinan, who is chairman of this committee. Mr. Menardo G. Jimenez, Jr. is the non-voting member.

The principal functions and responsibilities of our ECC are:

1.	Provide guidance to and assist the Board in developing a compensation philosophy or policy consistent with the culture, strategy and control environment of PLDT;

2.	Oversee the development and administration of PLDT’s executive compensation programs, including long term incentive plans and equity based plans for officers and executives; and

3.	Assist the Board in the performance evaluation of and succession planning for officers, including the CEO, and in overseeing the development and implementation of professional development programs for officers.

Technology Strategy Committee

Our TSC is composed of seven members, namely, Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Setsuya Kimura all of whom are non-independent directors, Mr. Oscar S. Reyes and Mr. Orlando B. Vea who are members of our Advisory Board/Committee.

The principal functions and responsibilities of our TSC are to assist and enable the Board to:

1.	Review and approve the strategic vision for the role of technology in PLDT’s overall business strategy, including the technology strategy and roadmap of PLDT;

2.	Fulfill its oversight responsibilities for PLDT’s effective execution of its technology related strategies; and

3.	Ensure the optimized use and contribution of technology to PLDT’s business and strategic objectives and growth targets.

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Roberto R. Romulo, Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young, Mr. Oscar S. Reyes and Mr. Washington Z. Sycip. The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

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

(d)	any finding by a domestic or foreign court of competent jurisdiction (in a civil action), the SEC or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, that any director/independent director or officer or person nominated for election as a director/independent director or officer, has violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

The following is a description of the complaints in which our director and President and CEO, Mr. Napoleon L. Nazareno and our director and Corporate Secretary, Atty. Ma. Lourdes C. Rausa-Chan are respondents:

1.	Mr. Napoleon L. Nazareno and Atty. Ma. Lourdes C. Rausa-Chan, in their respective capacities as director and corporate secretary of Steniel Cavite Packaging Corporation, are impleaded as private respondents in a Supplemental Complaint docketed as OMB C-C-05-0473-1, filed by the Field Investigation of the Office of the Ombudsman (“OMB”) before the OMB.

The Supplemental Complaint dated April 16, 2012 is for the alleged commission of: (a) violation of Section 3(e) of R. A. No. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); and (b) estafa through falsification of public documents in relation to Article 171 and Article 172 of the Revised Penal Code. The case relates to the alleged illegal and fraudulent acquisition by Mannequin International Corporation of several tax credit certificates (TCCs) from the One Stop Shop Inter Agency Tax Credit and Duty Drawback Center purportedly through the use of fake and spurious documents and the subsequent transfer of said TCC’s to several transferee corporations, including Steniel Cavite Packaging Corporation.

Mr. Nazareno and Atty. Rausa-Chan have informed the Company that they each had no participation or involvement in the alleged anomalous acquisition and transfer of the subject TCCs and had accordingly filed their counter-affidavits on March 1, 2013 and March 5, 2013, respectively, seeking the dismissal of the supplemental complaint. The case is now pending resolution with the OMB.

2.	Atty. Rausa-Chan and other former directors/officers and corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation are respondents in a Complaint docketed as OMB-C-C-04-0363-H (CPL No. 04-128), filed with OMB. The Complaint is for alleged: (a) violation of R. A. No. 3019 (otherwise known as the Anti-Graft and Corrupt Policies Act); (b) estafa through falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code (RPC); (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. It relates to various TCCs (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The Complaint against Atty. Rausa-Chan involves the first two offenses only, in her capacity as Corporate Secretary of Metro Paper and Packaging Products, Inc.

Although Atty. Rausa-Chan informed the Company that she had no participation or involvement in the alleged anomalous acquisition and transfer of the subject TCCs, the OMB, through a Resolution dated March 6, 2012, found probable cause to charge Atty. Rausa-Chan, together with the other respondents, with several counts of Estafa Thru Falsification of Public and Official Documents and Violation of Section 3(e) of R. A. No. 3019. Atty. Rausa-Chan, thereafter, timely filed a motion for reconsideration dated June 30, 2012 seeking the reconsideration of the resolution of the OMB.

In an Order dated June 3, 2013, the OMB granted the motion for reconsideration of Atty. Rausa-Chan and accordingly dismissed the complaint as against her.

Employees and Labor Relations

As at December 31, 2013, we had 17,899 employees within the PLDT Group, with 7,680 and 10,219 employees in our wireless and fixed line businesses, respectively. PLDT had 6,882 employees as at December 31, 2013, of which 17% were rank-and-file employees, 76% were management/supervisory staff and 7% were executives. This number represents a decrease of 265, or approximately 4%, from the staff level as at December 31, 2012. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 13,430 employees, or 66%, as at December 31, 2013.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2013	2012	2011

PLDT Group	17,899	19,125	19,452
Wireless	7,680	8,663	8,043
Fixed Line	10,219	10,462	11,409
LEC	7,415	7,546	9,072
Others	2,804	2,916	2,337
PLDT Only	6,882	6,617	7,067
The decrease in the number of employees within the PLDT Group from 2012 to 2013 was primarily due to the implementation of the MRP by Smart and DMPI as at December 31, 2013.

PLDT has three employee unions, representing in the aggregate 5,494, or 31% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

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

On January 22, 2014, a CBA was signed by PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, our supervisors’ union, covering a three-year period from January 1, 2014 to December 31, 2016, following the completion of the negotiations between the parties and the signing of the Memorandum of Agreement on December 17, 2013. This CBA provides for increases of the monthly salary by 8.5% of basic pay or Php3,500, whichever is higher, for each of the first and second year of the CBA, and 7% of basic pay or Php3,000, whichever is higher, for the third year of the CBA; a goodwill signing and expeditious agreement bonuses of Php30,000 and Php45,000, respectively; an increase in the yearly Christmas gift certificate from Php10,000 to Php11,000; Php55,000 funeral assistance for the death of a qualified dependent; Php1 million group insurance plan; and additional contribution of Php3 million to the Educational Trust Fund. Other provisions include increases in rice subsidy, per diem allowance and hospitalization benefits for dependents, as well as new grants pertaining to prescription eyeglass subsidy and funding assistance for global warming reduction awareness program.

On January 10, 2014, a Memorandum of Agreement on a new CBA covering a three-year period starting from January 1, 2014 was signed by PLDT and PLDT Sales Supervisors’ Union, or PSSU, which provided for salary increases for the period from January 1, 2014 to December 31, 2016. This CBA provides for increases of the monthly salary 8.5% of basic pay or Php3,500, whichever is higher, for each of the first and second year of the CBA, and 7% of basic pay or Php3,000, whichever is higher, for the third year of the CBA; a one-time lump sum clothing accessory allowance of Php10,000; a goodwill signing bonus of Php30,000 and an expeditious agreement bonus of Php40,000; an increase in the yearly Christmas gift certificate from Php10,000 to Php11,000; Php55,000 funeral assistance for the death of a qualified dependent; additional contribution of Php750,000 to the Educational Trust Fund; and Php1 million group insurance plan. Other provisions included increases in rice subsidy, per diem allowance and hospitalization benefits for dependents.

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

Retirement costs comprise the following:

•	Service cost;

•	Net interest on the net defined benefit obligation or asset; and

•	Remeasurements of net defined benefit obligation or asset.

Service cost which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as part of compensation and employee benefits account in the consolidated income statements.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit liability or asset. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they arise. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintains a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”, which provides for its qualified employees a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries accounts for its retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plan are recognized in profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Employee Benefits – Defined Contribution Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more details.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stocks (common and voting preferred stocks) as at February 28, 2014, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stocks, or, collectively, our Major Shareholders. All shares of PLDT’s voting stocks have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stocks.

Title of Class	Name and Address of Record Owner and Relationship With Issuer	Citizenship	Name of Beneficial Owner and Relationship with Record Owner	Number of Shares Held of Record		Percentage of Class

Common	Philippine Telecommunications Investment Corporation(1) 12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City	Philippine Corporation	Same as Record Owner	26,034,263	(2)	12.05

Common	Metro Pacific Resources, Inc.(3) c/o Corporate Secretary 18th Floor, Liberty Center, 104 H. V. dela Costa St. Salcedo Village, Makati City	Philippine Corporation	Same as Record Owner	21,556,676	(2)	9.98

Common	NTT Communications Corporation(4) 1-1-6 Uchisaiwai-cho, 1-chome, Chiyoda-ku Tokyo 100-8019, Japan	Japanese Corporation	See Footnote (7)	12,633,487		5.85

Common	NTT DOCOMO, Inc.(5) 41st Floor, Sanno Park Tower 2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan	Japanese Corporation	See Footnote (7)	22,796,902	(6)	10.55

Common	JG Summit Group(8) 42/F Robinsons Equitable Tower ADB Avenue corner Poveda Road Ortigas Center, Pasig City	Philippine Corporation	See Footnote (8)	17,305,625		8.01

Common	PCD Nominee Corporation(8) 37/F Enterprise Building, Tower I Ayala Avenue cor. Paseo de Roxas St. Makati City	Philippine Corporation	See Footnote (9)	77,300,585		35.78

Common	J. P. Morgan Asset Holdings (HK) Limited(10) (various accounts) 20/F Chater House 8 Connaught Road Central, Hong Kong	Hong Kong Corporation	See Footnote (10)	43,288,083		20.04

Voting Preferred	BTFHI 12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City	Philippine Corporation	See Footnote (11)	150,000,000		100

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

(2)

In addition to the 26,034,263 shares and 21,556,676 shares of PLDT common stock owned on record by PTIC and Metro Pacific Resources, Inc., or MPRI, respectively, both of which are Philippine affiliates of First Pacific, 7,653,703 ADRs, whose underlying common shares represents approximately 3.54% of the outstanding common stock of PLDT are owned by a non-Philippine wholly-owned subsidiary of First Pacific. The common shares and the underlying common shares of the ADRs owned by PTIC, MPRI and the non-Philippine wholly-owned subsidiary of First Pacific (collectively referred to herein as First Pacific Group), collectively owned 25.57% of the outstanding common stock of PLDT as at February 28, 2014.

(3)

Based on a resolution adopted by the Board of Directors of MPRI, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT shares of common stock of MPRI in the June 14, 2013 Annual Meeting.

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

(6)

In addition to the 22,796,902 common shares owned on record by NTT DOCOMO, NTT DOCOMO also owns 8,533,253 ADRs whose underlying common shares represent approximately 3.95% of the outstanding common stock of PLDT. The common shares and the underlying common shares of the ADS owned by NTT DOCOMO collectively represent 14.50% of the outstanding common stock of PLDT as at February 28, 2014.

(7)

In publicly available reports filed by NTT Communications and NTT DOCOMO, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DOCOMO, NTT, NTT Communications and NTT DOCOMO may be considered to constitute a “group” within the meaning of Rule 18.1(5)(C) of the Amended Implementing Rules and Regulations of the Philippine Securities Regulation Code. Therefore, each of them may be deemed to have beneficial ownership of the 43,963,642 shares in aggregate held by NTT Communications and NTT DOCOMO, which collectively represents 20.35% of the outstanding common stock of PLDT as at February 28, 2014.

(8)

The total shareholdings of JG Summit Group is 17,305,625 shares, of which 17,208,753 shares are beneficially owned by JGSHI, 86,723 shares are beneficially owned by Express Holdings, Inc., 10,148 shares are beneficially owned by Ms. Elizabeth Yu Gokongwei and 1 share is beneficially owned by Mr. James L. Go, all held on record by PCD Nominee Corporation, collectively representing 8.01% of the outstanding common stock of PLDT as at February 28, 2014. Based on a certification signed by a duly authorized officer of JGSHI, under the By-Laws of JGSHI, each of the Chairman and CEO of JGSHI (Mr. James L. Go) and President and Chief Operating Officer of JGSHI (Mr. Lance Y. Gokongwei) is authorized to vote the 17,208,753 common shares of PLDT owned by JGSHI and to appoint and/or sign proxies in behalf of JGSHI in connection with the Annual Meeting.

(9)

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

Based on available information, none of the owners of the PLDT common shares registered under the name of PCD, owned more than 5% of PLDT’s outstanding common stock as at February 28, 2014, except for JG Summit Group as provided above, Deutsch Bank Manila – Clients Account which owned approximately 7.88% of PLDT’s outstanding common stock as of such date and The Hong Kong and Shanghai Banking Corp. Ltd.–Clients, which owned approximately 7.95% of PLDT’s outstanding common stock as of such date. PLDT has no knowledge if any beneficial owner of the shares under Deutsche Bank Manila-Clients and The Hong Kong and Shanghai Banking Corp. Ltd.–Clients owned more than 5% of PLDT’s outstanding common stock as at February 28, 2014.

(10)

JP Morgan Asset Holdings (HK) Limited holds shares as nominee of JP Morgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs evidencing ADSs, representing shares of common stock of PLDT (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 8,533,253 shares of PLDT common stock underlying ADS beneficially owned by NTT DOCOMO and 7,653,703 shares of PLDT common stock underlying ADS beneficially owned by non-Philippine wholly-owned subsidiaries of First Pacific.

(11)

A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co. or PLDT Beneficial Trust Fund. Based on a resolution adopted by the Board of Directors of BTFHI, the Chairman of the Board of PLDT has been appointed as proxy or duly authorized representative of BTFHI to represent and vote the PLDT shares of voting preferred stock of BTFHI in the Annual Meeting.

As at February 28, 2014, approximately 68.67% of the outstanding voting stocks and 82.78% of the outstanding capital stock of PLDT were owned by Philippine persons.

The First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary, or FP Parties, had beneficial ownership of approximately 26% of our outstanding common stock and 15% of outstanding voting stocks as at February 28, 2014. As at February 28, 2014, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of our outstanding common stock and 12% of our outstanding voting stocks. BTFHI had beneficial ownership of 41% of our outstanding voting stocks. As a result of their respective stockholdings, the FP Parties and/or NTT Communications and/or NTT DOCOMO and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

Related Party Transactions

PLDT, in the ordinary course of business, engages in transactions with stockholders, its subsidiaries and affiliates, and directors and officers and their close family members. For PLDT’s Guidelines on the Proper Handling of Related Party Transactions, please refer to:

http://pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf?sfvrsn=4

Except for the transactions discussed in Item 4. “Information on the Company – Development Activities (2011-2013)”, Note 18 – Prepayments and Note 24 – Related Party Transactions to the accompanying consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18 – Financial Statements.”

Legal Proceedings

Except as disclosed in the following paragraphs, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

Matters Relating to Gamboa Case and the recent Jose M. Roy III Petition

In the Gamboa Case, the Supreme Court in its decision dated June 28, 2011, or the Gamboa Case Decision, held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Gamboa Case Decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several motions for reconsideration of the Gamboa Case Decision were filed by the parties. On October 18, 2012, the Gamboa Case Decision became final and executory.

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

On October 12, 2012, the Board of Directors of PLDT approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a Filipino corporation. On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, or the Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT.

On May 30, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, or the Philippine SEC Guidelines, which provides under Section 2 thereof, as follows: “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of compliance therewith, the required percentage of Filipino ownership shall be applied to both: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2013, PLDT’s foreign ownership was 31.53% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.33% of its total outstanding capital stock.

On June 10, 2013, PLDT was served a copy of a Petition for Certiorari under Rule 65 of the Revised Rules of Court, or the Petition, filed with the Supreme Court by Jose M. Roy III as petitioner against the Chairperson of the Philippine SEC, Teresita Herbosa, the Philippine SEC and PLDT as respondents. The Petition primarily questions the constitutionality of the Philippine SEC Guidelines in determining the nationality of a Philippine company pursuant to the Gamboa Case Decision and Section 11, Article XII of the Constitution. Per the Philippine SEC Guidelines, the Philippine nationality requirement of Section 11, Article XII of the Constitution is met if at least 60% of: (a) the outstanding voting stocks; and (b) the outstanding capital stock of the company is owned by Filipinos.

The Petition admits that if the Philippine SEC Guidelines were to be followed, PLDT would be compliant with the nationality requirement of the Philippine Constitution. However, the Petition claims that the Philippine SEC Guidelines do not conform to the letter and spirit of the Constitution and the Gamboa Case Decision supposedly requiring the application of the 60%-40% ownership requirement in favor of Filipino citizens separately to each class of shares, whether common, preferred non-voting, preferred voting or any other class of shares, or the Other Gamboa Statements. The Petition also claims that the PLDT-BTF does not satisfy the effective Filipino-control test for purposes of incorporating BTFHI which acquired the 150 million Voting Preferred Shares.

Wilson C. Gamboa, Jr., Daniel V. Cartagena, John Warren P. Gabinete, Antonio V. Pesina, Jr., Modesto Martin Y. Mamon and Gerardo C. Erebaren, or the Intervenors, filed a Motion for Leave to file Petition-In-Intervention dated July 16, 2013 which the Supreme Court granted in a Resolution dated August 6, 2013. The Petition-In-Intervention raised identical arguments and issues as that of the Petition.

PLDT, through counsels, filed its Comment on the Petition on September 5, 2013. In its Comment, PLDT raised the following defenses: (a) Petitioner’s direct recourse to the Supreme Court in filing the petition violates the fundamental doctrine of the hierarchy of courts. There are no compelling reasons to invoke the Supreme Court’s original jurisdiction; (b) The Petition was prematurely brought before the Supreme Court. Petitioner failed to exhaust administrative remedies before the Philippine SEC, and there are facts yet to be established (in the lower courts) that are necessary for a proper and complete ruling; (c) The Petition is in the nature of a petition for mandamus and/or declaratory relief which, under Rules 65 and 63 of the Rules of Court, are not within the exclusive and/or original jurisdiction of the Supreme Court, as provided under Article VIII, Sections 5(1), 5(5), 6 and 11 of the Constitution and Rule 56 of the Rules of Court; (d) The Petition must be dismissed in as much as it is challenging the validity and constitutionality of a Memorandum Circular, which was issued in the exercise of the Philippine SEC’s quasi-legislative power, for which a petition for certiorari is an inappropriate remedy; (e) Assuming arguendo that the issuance of Philippine SEC Memorandum Circular No. 8 involved the exercise by the Philippine SEC of its quasi-judicial power, the Petition still cannot prosper since the issue of the validity and constitutionality of Philippine SEC Memorandum Circular No. 8 does not pertain to errors of jurisdiction on the part of the Philippine SEC; (f) Petitioner is not the proper party to question the constitutionality of the Philippine SEC Guidelines and PLDT’s compliance with the Gamboa decision and the Petition is likewise not a valid taxpayer’s suit and should not be entertained by the Supreme Court; (g) The Petition seeks relief that effectively deprives the necessary and indispensable parties affected thereby (such as, BTFHI, MediaQuest, PLDT-BTF, and all corporations in which PLDT-BTF made an investment and their subsidiaries) of their constitutional right to due process, all of whom were not impleaded as parties; and (h) Philippine SEC Memorandum Circular No. 8 merely implemented the dispositive portion of the Gamboa Case Decision.

Particularly, for the defense under (h) above, PLDT argued that: (a) the only binding and enforceable part of the Gamboa Case Decision is the dispositive portion, which defined the term “capital” under Article XII, Section 11 of the 1987 Constitution as “shares of stock entitled to vote in the election of directors”, and such dispositive portion of the Gamboa Case Decision is properly reflected and enforced in Philippine SEC Memorandum Circular No. 8. The Other Gamboa Statements were just “obiter dicta” or expressions of opinion which have no precedential value and binding effect; and (b) with respect to the nationality of PLDT-BTF and BTFHI, the fundamental requirements which needs to be satisfied in order for PLDT-BTF and BTFHI to be considered Filipino is for PLDT-BTF’s Trustees to be Filipinos and 60% of the Fund will accrue to the benefit of Philippine nationals. This is reflected in Section 3(a) of Republic Act No. 7042, as amended, or the Foreign Investment Act, which provides that the term “Philippine national” includes “a trustee of funds for pension or other employee retirement or separation benefits, where the trustee is a Philippine national and at least 60% of the fund will accrue to the benefit of “Philippine nationals”. Both requirements are present with respect to the PLDT-BTF. Consequently, there is no question that PLDT-BTF and BTFHI are Filipino shareholders for purposes of classifying their 150 million shares of Voting Preferred Stock in PLDT and as a result, more than 60% of PLDT’s total voting stock is Filipino-owned. PLDT is thus compliant with the Philippine nationality requirement under Article XII, Section 11 of the 1987 Constitution.

PLDT filed its Comment on the Petition-in-intervention on October 22, 2013. PLDT raised identical defenses and arguments in its Comment on the Petition-in-intervention as that of its Comment on the Petition.

The resolution of the Jose M. Roy III Petition and the Petition-In-Intervention remains pending with the Supreme Court.

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

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

For more information, see Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2013.

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

The public ownership level of PLDT common shares listed on the PSE as at February 28, 2014 is 53.86%.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel, see Item 4. “Information on the Company – Development Activities (2011-2013) –PLDT’s Acquisition of a Controlling Interest in Digitel from JGSHI”.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

As at February 28, 2014, 10,483 stockholders were Philippine persons and held approximately 46.92% of PLDT’s common capital stock. In addition, as at February 28, 2014, there were a total of approximately 44.0 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 302 holders.

For the period from January 1, 2014 to February 28, 2014, a total of 7.4 million shares of PLDT’s common capital stock were traded on the PSE. During the same period, the volume of trading was 1.7 million ADSs on the NYSE.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange		New York Stock Exchange
	High	Low	High		Low

2014
First Quarter	Php2,826.00	Php2,604.00	US$	63.63	US$	56.88
January	2,810.00	2,608.00		61.46		58.00
February	2,734.00	2,604.00		60.51		56.88
March (through March 28, 2014)	2,826.00	2,654.00		63.63		59.01

2013
First Quarter	3,004.00	2,530.00		74.08		62.11
Second Quarter	3,290.00	2,682.00		78.63		62.30
Third Quarter	3,110.00	2,680.00		71.76		59.04
Fourth Quarter
October	3,054.00	2,832.00		71.36		65.75
November	2,870.00	2,572.00		66.44		59.26
December	2,756.00	2,590.00		62.80		58.63

2012
First Quarter	2,886.00	2,542.00		67.50		58.46
Second Quarter	2,750.00	2,290.00		63.71		52.34
Third Quarter	2,940.00	2,670.00		69.44		62.47
Fourth Quarter	2,794.00	2,480.00		66.30		59.53

2011	2,598.00	1,990.00		58.95		46.08
2010	2,775.00	2,320.00		64.35		50.04
2009	2,670.00	1,830.00		58.17		38.43

Item 10.	Additional Information

Share Capital

Not applicable.

Amended Articles of Incorporation

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and amendments to the Articles of Incorporation of PLDT, a copy of which is hereby furnished under Item 19. “Exhibits”.

See Note 19 – Equity – Decrease in Authorized Capital Stock to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

By-Laws

A summary of certain provisions of PLDT’s By-Laws and applicable Philippine laws as previously disclosed in our annual report on Form 20-F for the calendar year ended December 31, 2010, filed on March 29, 2011, is herein incorporated by reference.

Issuance and Redemption of Preferred Stock

All outstanding shares of PLDT 10% Cumulative Convertible Preferred Stock Series A to Series FF, Series GG and Series HH, which were issued in 2007, were redeemed and retired effective on January 19, 2012, August 30, 2012 and May 16, 2013, respectively.

Material Contracts

Other than the contracts described in Item 4. “Information on the Company – Development Activities (2011-2013)” and Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that is not in the ordinary course of business within the two years preceding the date of this annual report.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2013, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the “MPO”)in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price of gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level will be allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 5%/10% capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.

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

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000. Individual and corporate shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000. The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%. Donations to or from corporations are considered donations from a stranger for donor’s tax purposes. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

•

if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country; or

•

if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

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

Sale or Other Disposition of Equity Securities

Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See Item 10. “Additional Information – Philippine Taxation – Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor’s taxes such as those imposed by the Philippines. See Item 10. “Additional Information – Philippine Taxation – Estate and Donor’s Taxes.”

Passive Foreign Investment Company Rules

We believe that the Common Stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the Common Stock or ADSs are “marketable stock” and you elect to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADSs, gain realized on the sale or other disposition of your Common Stock or ADSs would in general not be treated as capital gain. Instead, if you are a United States Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares of ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this Act. Reports and other information filed by us with the Commission may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of these materials may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C.20549, at prescribed rates. These reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York10005, on which the ADSs representing our Common Stock are listed.

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

Our cash position remains strong and more than sufficient to support our capital expenditure requirements and service our debt and financing obligations as a consequence of higher cash from operations following more rational competition for the wireless business and the expected growth in data revenues. Furthermore, we can easily tap bank credit facilities to settle obligations, as necessary. We have cash and cash equivalents, and short-term investments amounting to Php31,905 million and Php718 million, respectively, as at December 31, 2013, which we can use to meet our short-term liquidity needs. See Note 15 – Cash and Cash Equivalents to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2013 and 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2013
Loans and receivables:	70,738	66,169	2,819	1,608	142
Advances and other noncurrent assets	10,384	7,987	958	1,297	142
Cash equivalents	25,967	25,967	—	—	—
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	—	1,861	311	—
Retail subscribers	12,563	12,563	—	—	—
Corporate subscribers	7,904	7,904	—	—	—
Foreign administrations	5,840	5,840	—	—	—
Domestic carriers	1,461	1,461	—	—	—
Dealers, agents and others	4,320	4,320	—	—	—
HTM investments:	471	—	—	321	150
Investment in debt securities and other long-term investments	471	—	—	321	150
Financial instruments at FVPL:	591	591	—	—	—
Short-term investments	591	591	—	—	—
Available-for-sale financial investments	220	—	—	—	220

Total	72,020	66,760	2,819	1,929	512

December 31, 2012
Loans and receivables:	70,437	69,158	686	453	140
Advances and other noncurrent assets	8,989	7,915	686	248	140
Cash equivalents	31,550	31,550	—	—	—
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	—	—	205	—
Retail subscribers	10,568	10,568	—	—	—
Corporate subscribers	8,100	8,100	—	—	—
Foreign administrations	4,960	4,960	—	—	—
Domestic carriers	1,707	1,707	—	—	—
Dealers, agents and others	4,334	4,334	—	—	—
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Financial instruments at FVPL:	550	550	—	—	—
Short-term investments	550	550	—	—	—
Available-for-sale financial investments	5,651	—	—	—	5,651

Total	76,788	69,858	686	453	5,791

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2013 and 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2013
Debt(1):	123,623	2,774	48,824	35,908	36,117
Principal	104,472	2,576	37,822	31,549	32,525
Interest	19,151	198	11,002	4,359	3,592
Lease obligations:	14,574	7,711	3,198	2,016	1,649
Operating lease	14,562	7,710	3,187	2,016	1,649
Finance lease	12	1	11	—	—
Unconditional purchase obligations(2)	231	66	44	44	77
Other obligations:	109,405	84,869	14,841	7,627	2,068
Derivative financial liabilities(3):	2,274	92	923	1,259	—
Long-term currency swap	2,086	—	833	1,253	—

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
Interest rate swap	188	92	90	6	—
Various trade and other obligations:	107,131	84,777	13,918	6,368	2,068
Suppliers and contractors	49,314	29,799	13,183	6,332	—
Utilities and related expenses	31,576	31,483	68	5	20
Liability from redemption of preferred shares	7,952	7,952	—	—	—
Employee benefits	5,350	5,350	—	—	—
Customers’ deposits	2,545	—	466	31	2,048
Carriers	2,264	2,264	—	—	—
Dividends	932	932	—	—	—
Others	7,198	6,997	201	—	—

Total contractual obligations	247,833	95,420	66,907	45,595	39,911

December 31, 2012 (As Adjusted – Note 2)
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	—
Unconditional purchase obligations(2)	413	167	246	—	—
Other obligations:	105,492	80,443	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	—
Long-term currency swap	2,968	—	770	2,198	—
Equity forward sale contract	348	348	—	—	—
Interest rate swap	191	70	101	20	—
Various trade and other obligations:	101,985	80,025	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	—
Utilities and related expenses	31,305	31,098	202	5	—
Liability from redemption of preferred shares	7,884	7,884	—	—	—
Employee benefits	5,488	5,488	—	—	—
Customers’ deposits	2,529	—	469	31	2,029
Carriers	2,007	2,007	—	—	—
Dividends	827	827	—	—	—
Others	6,614	6,593	21	—	—

Total contractual obligations	264,027	91,650	72,745	60,764	38,868

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
		(in million pesos)
Within one year	7,809	7,136
After one year but not more than five years	5,104	5,375
More than five years	1,649	1,123

Total	14,562	13,634

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php231 million Php413 and million as at December 31, 2013 and 2012, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php107,131 million and Php101,895 million as at December 31, 2013 and 2012, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php342 million as at December 31, 2013 and 2012, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges with respect to our financial liabilities as at December 31, 2013 and 2012.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2013 and 2012:

	December 31,
	2013		2012
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	49	2,172	5	205
Derivative financial assets	1	24	—	—
Advances and other noncurrent assets	1	32	1	28

Total noncurrent financial assets	51	2,228	6	233

Current Financial Assets
Cash and cash equivalents	145	6,450	128	5,267
Short-term investments	13	591	14	562
Trade and other receivables – net	173	7,685	179	7,360
Derivative financial assets	—	10	—	—

Total current financial assets	331	14,736	321	13,189

Total Financial Assets	382	16,964	327	13,422

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,047	46,477	1,058	43,442
Derivative financial liabilities	42	1,869	68	2,802

Total noncurrent financial liabilities	1,089	48,346	1,126	46,244

Current Financial Liabilities
Accounts payable	166	7,381	165	6,762
Accrued expenses and other current liabilities	125	5,552	166	6,832
Current portion of interest-bearing financial liabilities	292	12,966	221	9,065
Derivative financial liabilities	2	105	2	70

Total current financial liabilities	585	26,004	554	22,729

Total Financial Liabilities	1,674	74,350	1,680	68,973

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.40 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2013.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

As at March 28, 2014, the Philippine peso-U.S. dollar exchange rate was Php45.00 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php775 million as at December 31, 2013.

Approximately 57% and 45% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2013 and 2012, respectively. Consolidated foreign currency-denominated debt decreased to Php59,132 million as at December 31, 2013 from Php52,298 million as at December 31, 2012. See Note 20 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in item 18. “Financial Statements”. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at December 31, 2013 and 2012. Consequently, the unhedged portion of our consolidated debt amounts was approximately 48% (or 41%, net of our consolidated U.S. dollar cash balances) and 38% (or 33%, net of our consolidated U.S. dollar cash balances) as at December 31, 2013 and 2012, respectively.

Approximately, 21% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the years ended December 31, 2013 and 2012 as compared with approximately 30% for the year ended December 31, 2011. Our consolidated expenses denominated in U.S. dollars and/or linked to U.S. dollars was approximately 11% for the year ended December 31, 2013 as compared with approximately 12% to 17% for the years ended December 31, 2012 and 2011, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso depreciated by 8.08% against the U.S. dollar to Php44.40 to US$1.00 as at December 31, 2013 from Php41.08 to US$1.00 as at December 31, 2012. As at December 31, 2012, the Philippine peso had appreciated by 6.47% against the U.S. dollar to Php41.08 to US$1.00 from Php43.92 to US$1.00 as at January 1, 2012. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php2,893 million and Php735 million for the years ended December 31, 2013 and 2011, respectively, while we recognized net consolidated foreign exchange gains of Php3,282 million for the year ended December 31, 2012. See Note 4 – Operating Segment Information to the accompanying consolidated financial statements in item 18. “Financial Statements”.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2014. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1% as compared to the exchange rate of Php44.40 to US$1.00 as at December 31, 2013. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1% as at December 31, 2013, with all other variables held constant, profit after tax for the year ended 2013 would have been approximately Php305 million higher/lower and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php301 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2013 and 2012. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2013

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	42	7	—	49	2,172	—	2,172	49	2,185
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	—	—	—	7	3	10	471	—	471	11	483
Interest rate	—	—	—	4.2500%	4.8370%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	20	—	—	—	—	20	882	—	882	20	882
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	97	—	—	—	—	97	4,303	—	4,303	97	4,303
Interest rate	0.0010% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	96	—	96	2	96
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	116	—	—	—	—	116	5,164	—	5,164	116	5,164
Interest rate	0.2500% to 4.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	469	—	—	—	—	469	20,803	—	20,803	469	20,803
Interest rate	0.5600% to 4.7500%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	13	—	—	—	—	13	591	—	591	13	591
Interest rate	0.6050%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	3	—	—	—	—	3	127	—	127	3	127
Interest rate	1.5000%	—	—	—	—	—	—	—	—	—	—

	720	—	42	14	3	779	34,609	—	34,609	780	34,634

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	10,401	67	10,334	274	12,160
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	65	26	33	—	124	5,493	99	5,394	126	5,598
Interest rate	—	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	17	29	14	197	647	904	40,125	46	40,079	949	42,120
Interest rate	6.3981%	3.9250% to 6.2600%	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	21	480	235	245	—	981	43,560	156	43,404	981	43,560
Interest rate	0.3500% to 1.8000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	20	2	1	1	86	110	4,893	14	4,879	110	4,893
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	—	—	—	—	—	—

	58	576	276	710	733	2,353	104,472	382	104,090	2,440	108,331

As at December 31, 2012

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	—	5	—	5	205	—	205	5	219
Interest rate	—	—	—	4.0000%	—	—	—	—	—	—	—
Philippine Peso	4	—	—	—	—	4	150	—	150	4	154
Interest rate	7.0000%		—		—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	37	—	—	—	—	37	1,529	—	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	84	—	—	—	—	84	3,445	—	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	4	—	—	—	—	4	161	—	161	4	161
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	74	—	—	—	—	74	3,062	—	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	694	—	—	—	—	694	28,488	—	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	14	—	—	—	—	14	557	—	557	14	557
Interest rate	9.1730%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.0000%	—	—	—	—	—	—	—	—	—	—

	911	—	—	5	—	916	37,614	—	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	9,623	79	9,544	283	11,644
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	—	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	—	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	—	—	—	—	—	—
Philippine Peso	55	45	—	72	—	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	—	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—

	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2014. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 135 basis points higher/lower, respectively, as compared to levels as at December 31, 2013. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2013, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php16 million and Php67 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 135 basis points higher/lower as compared to market levels as at December 31, 2013, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php274 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2013 and 2012:

	December 31, 2013
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,272	—	10,272
Cash and cash equivalents	31,905	241	31,664
Short-term investments	127	—	127
Investment in debt securities and other long-term investments	2,172	—	2,172
Foreign administrations	5,721	—	5,721
Retail subscribers	5,414	41	5,373
Corporate subscribers	2,055	135	1,920
Domestic carriers	1,381	—	1,381
Dealers, agents and others	2,993	1	2,992
HTM investments:
Investment in debt securities and other long-term investments	471	—	471
Available-for-sale financial investments	220	—	220
Financial instruments at FVPL:
Short-term investments	591	—	591
Short-term currency swaps	10	—	10
Derivatives used for hedging:
Interest rate swap	24	—	24

Total	63,356	418	62,938

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2013.

	December 31, 2012
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	8,877	12	8,865
Cash and cash equivalents	37,161	528	36,633
Short-term investments	24	—	24
Investment in debt securities and other long-term investments	205	—	205
Foreign administrations	4,861	—	4,861
Retail subscribers	4,079	27	4,052
Corporate subscribers	1,963	246	1,717
Domestic carriers	1,601	—	1,601
Dealers, agents and others	3,875	31	3,844
HTM investments:
Investment in debt securities and other long-term investments	150	—	150
Available-for-sale financial investments	5,651	—	5,651
Financial instruments at FVPL:
Short-term investments	550	—	550

Total	68,997	844	68,153

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2012.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2013 and 2012:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2013
Loans and receivables:	76,676	46,362	7,772	7,906	14,636
Advances and other noncurrent assets	10,384	10,241	22	9	112
Cash and cash equivalents	31,905	29,129	2,776	—	—
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—
Retail subscribers	12,563	1,318	1,822	2,274	7,149
Corporate subscribers	7,904	698	343	1,014	5,849
Foreign administrations	5,840	1,242	1,765	2,714	119
Domestic carriers	1,461	350	22	1,009	80
Dealers, agents and others	4,320	1,085	1,022	886	1,327
HTM investments:	471	471	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—
Available-for-sale financial investments	220	166	54	—	—
Financial instruments at FVPL(3):	601	601	—	—	—
Short-term investments	591	591	—	—	—
Short-term currency swaps	10	10	—	—	—
Derivatives used for hedging:	24	24	—	—	—
Interest rate swaps	24	24	—	—	—

Total	77,992	47,624	7,826	7,906	14,636

December 31, 2012
Loans and receivables:	76,048	47,710	6,682	8,254	13,402
Advances and other noncurrent assets	8,989	8,848	3	26	112
Cash and cash equivalents	37,161	34,381	2,780	—	—
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—
Retail subscribers	10,568	967	989	2,123	6,489
Corporate subscribers	8,100	478	540	945	6,137
Foreign administrations	4,960	1,043	923	2,895	99
Domestic carriers	1,707	266	27	1,308	106
Dealers, agents and others	4,334	1,498	1,420	957	459
Available-for-sale financial investments	5,651	159	5,492	—	—
Financial instruments at FVPL(3):	550	550	—	—	—
Short-term investments	550	550	—	—	—
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—

Total	82,399	48,569	12,174	8,254	13,402

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

(3)	Gross receivables from counterparties before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2013 and 2012 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2013
Loans and receivables:	76,676	54,134	3,303	787	3,816	14,636
Advances and other noncurrent assets	10,384	10,263	1	—	8	112
Cash and cash equivalents	31,905	31,905	—	—	—	—
Short-term investments	127	127	—	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—	—
Retail subscribers	12,563	3,140	1,615	172	487	7,149
Corporate subscribers	7,904	1,041	384	224	406	5,849
Foreign administrations	5,840	3,007	740	158	1,816	119
Domestic carriers	1,461	372	129	134	746	80
Dealers, agents and others	4,320	2,107	434	99	353	1,327
HTM investments:	471	471	—	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—	—
Available-for-sale financial investments	220	220	—	—	—	—
Financial instruments at FVPL:	601	601	—	—	—	—
Short-term investments	591	591	—	—	—	—
Short-term currency swaps	10	10	—	—	—	—
Derivatives used for hedging:	24	24	—	—	—	—
Interest rate swaps	24	24	—	—	—	—

Total	77,992	55,450	3,303	787	3,816	14,636

December 31, 2012
Loans and receivables:	76,048	54,392	3,017	1,079	4,158	13,402
Advances and other noncurrent assets	8,989	8,851	—	—	26	112
Cash and cash equivalents	37,161	37,161	—	—	—	—
Short-term investments	24	24	—	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—	—
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
HTM investments:	150	150	—	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	5,651	5,651	—	—	—	—
Financial instruments at FVPL:	550	550	—	—	—	—
Short-term investments	550	550	—	—	—	—

Total	82,399	60,743	3,017	1,079	4,158	13,402

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

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable), excluding discontinued operations. Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2013 and 2012:

	December 31,
	2013	2012
		(As adjusted)
		(in million pesos)
Long-term debt, including current portion (Note 20)	104,090	115,792
Notes payable (Note 20)	—	—

Total consolidated debt	104,090	115,792
Cash and cash equivalents (Note 15)	(31,905)	(37,161)
Short-term investments	(718)	(574)

Net consolidated debt	71,467	78,057

Equity attributable to equity holders of PLDT	137,147	145,550

Net consolidated debt to equity ratio	52%	54%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013, 2012 and 2011.

Item 12.	Description of Securities Other than Equity Securities

Fees and Charges for Holders of American Depositary Receipts

JP Morgan Chase Bank, N.A., or the depositary, as depositary of our ADS collects fees from each person to whom ADS are issued, US$5.00 for each 100 ADS (or portion thereof) issued, delivered, reduced, cancelled or surrendered.

The depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:

•	US$0.02 or less per ADS (or portion thereof) for any cash distribution made;

•	US$1.50 per ADR for transfers made (to the extent such fee is not prohibited by the rules of the primary stock exchange upon which the ADSs are listed);

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2013 was US$1,136,000. No amount was reimbursed out of the total reimbursable expenses of US$1,136,000 as at December 31, 2013.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2013. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2013.

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

Our management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on this assessment, our management has determined that the internal control over financial reporting of the PLDT Group was effective as of December 31, 2013.

We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.

SGV, a member firm of Ernst & Young Global Limited, an independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on our internal control over financial reporting as at December 31, 2013. This attestation report is dated April 1, 2014 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2013.

Changes in Internal Control Over Financial Reporting. During 2013, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Because our Board of Directors believes that the Audit Committee members along with its advisors, possess sufficient financial knowledge and experience, our Board of Directors has not separately appointed an audit committee member who qualifies as an audit committee financial expert. Our Board of Directors has appointed Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers Worldwide, Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B.	Code of Business Conduct and Ethics

PLDT is fully aware that responsible business conduct and a corporate culture anchored on the values of accountability, integrity, fairness and transparency bring about indubitable benefits for the Company and all its stakeholders and allow a commercial enterprise to sustain its profitability. As it celebrated its 85th year of operations and corporate life, PLDT re-affirmed its commitment to the highest standards of corporate governance as articulated in our Articles of Incorporation, By-Laws, CG Manual, Code of Ethics and pertinent laws, rules and regulations.

These standards are found in the corporate governance rules and regulations of the Philippine SEC and the PSE inasmuch as PLDT is a public and listed Philippine corporation. PLDT, however, also complies with the corporate governance standards of the United States, since its ADSs are listed and traded in the NYSE. Finally, as an associated company of First Pacific, which is listed in the Hong Kong Stock Exchange, PLDT also refers to the corporate governance standards of Hong Kong for guidance and benchmarking purposes. These high standards of corporate governance that the Company has voluntarily imposed on itself reflects PLDT’s complete acceptance of the duty to create value for its shareholders, fulfill its obligations to various other stakeholders, and live up to a brand of corporate governance that constantly challenges the Company’s leadership and employees to observe responsible professional conduct and behavior that strives for more than just mere compliance.

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and US law on the other, is found in this link: http://pldt.com/docs/default-source/compliance/nyse-pldt_303a-11_2013.pdf?sfvrsn=2

A.	Code of Ethics and Other Policies

The Code of Ethics was approved by the Board on March 30, 2004. The Code of Ethics sets out the Company’s business principles and values and aims to promote a culture of good corporate governance. It provides standards that govern and guide all business relationships of PLDT, its directors, officers and employees, especially with respect to the following:

•	Compliance with applicable laws, rules and regulations, including anti-graft and anti-corruption laws;

•	Ethical handling of conflicts of interest, corporate opportunities and confidential information;

•	Protection and proper use of Company assets;

•	Fair dealing with employees, customers, service providers, suppliers, and competitors;

•	Compliance with reporting and disclosure obligations to the relevant regulators and to investors;

•	Compliance with disclosure and financial reporting controls and procedures;

•	Assessment and management of risks involved in business endeavors; and

•	Adoption of international best practices of good corporate governance in the conduct of the Company’s business.

Other policies

The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics.

(a)	CG Manual – The PLDT CG Manual was approved and adopted by the Board of Directors on March 26, 2010 pursuant to Philippine SEC Memorandum Circular No. 6 Series of 2009 or the Revised Code of Corporate Governance. It supersedes the CG Manual approved and adopted on September 24, 2002, as amended on March 30, 2004 and January 30, 2007. The CG Manual sets forth our fundamental framework on corporate governance. Together with our Articles of Incorporation and By-Laws, it sets our corporate governance structures which establish responsibilities, confer the necessary authority and provide adequate resources for the execution of such responsibilities.

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

•

the role of the President and CEO in ensuring that the Company’s business affairs are managed in a sound and prudent manner and that operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts;

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

Conflict of Interest Policy

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

Policy on Gifts, Entertainment and Sponsored Travel

This policy provides safeguards so that the custom of giving gifts is handled in accordance with the values of integrity, accountability, fairness and transparency. It aims to prevent the occurrence of situations or actions that could significantly affect objective, independent or effective performance of an employee’s duties. Specifically, it prohibits the solicitation of gifts, sponsored travel and entertainment from third parties. Receipt and acceptance of gifts voluntarily given by such third parties are handled according to this policy as well.

Supplier/Contractor Relations Policy

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

Expanded Whistleblowing Policy

This policy provides guidelines on handling employee disclosure or complaints of violation of rules pertaining to the aforestated matters, protects whistleblowers from retaliation and ensures confidentiality and fairness in the handling of a disclosure or complaint.

Detailed implementing guidelines are likewise issued for the said policies to ensure their wide observance. All these policies, including the Code of Ethics and CG Manual (CG Rules), are reviewed at least once every two years to ensure that they are appropriate for PLDT, keep pace with comparable and applicable global best practices, and are compliant with the requirements of the Philippine and U.S. SEC and NYSE corporate governance rules, as may be appropriate and applicable.

To access the Code of Ethics, the CG Manual or information on how PLDT’s corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11 differ, please refer to Section 16G. “Corporate Governance”:

http://pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf?sfvrsn=4

http://pldt.com/docs/default-source/policies/22336f71c88c495793d15575c2addffcpldtcorpgov_manual.pdf?sfvrsn=2.

http://pldt.com/docs/default-source/compliance/nyse-pldt_303a-11_2013.pdf?sfvrsn=2

PLDT’s subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies similar in substance and form to PLDT’s CG Rules, as well as appointed their respective corporate governance officers.

Pursuant to the Conflict of Interest Policy, PLDT directors, officers, executives and employees are required to submit Conflict of Interest Disclosures. If a transaction is affected by conflict of interest, it is subject to approval by the appropriate approving authorities and the conflicted director, officer, executive or employee is prohibited from participating in any activity related to the said transaction. PLDT’s suppliers, vendors and contractors are also required to make prompt disclosures with respect to relationships and affiliations that they or their personnel may have with respect to PLDT directors, officers, executives and employees.

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

Further information on PLDT’s Code of Ethics, CG Manual and the Charters of the Board Committees are available on the Company website. PLDT maintains a website at http://pldt.com/ on which reports filed by the Company and other information may be accessed. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of any, or both, of the Code of Ethics and CG Manual from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556.

B.	Education and Enhancements

PLDT provides continuing training for its Board and Management. The highlight of this continuing education and communication program is the annual enhancement session which is conducted by internationally-known experts who share their experience, expertise and insights to PLDT’s Board and Management. Our directors are updated on the latest technology trends and developments that have an impact on the Company’s strategy through technology briefings organized by the Technology Strategy Committee.

In addition to face to face training, PLDT has on-line training modules for its employees. PLDT executives with the rank of manager, senior manager and assistant vice president are required to access and complete an online training course on the PLDT Expanded Whistleblowing Policy. Supervisory and rank and file employees, on the other hand, are required to take and complete a module on the PLDT Conflict of Interest Policy.

Education and training is supplemented by the production and dissemination of relevant corporate governance communication materials, including thematic posters, calendars and newsletters. Directors and key officers and executives of PLDT are also provided with weekly CG Newsbriefs, which contain summaries of news articles from global online sources. The Board of Directors is also provided with CG Updates of articles on relevant topics written by noted authors and/or authorities. The Company also issues periodic advisories on corporate governance.

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

PLDT monitors and assesses compliance with the CG Rules through a cross-functional evaluation system whereby the heads of the various business and support units/groups, including, but not limited to, Enterprise, International & Carrier Business, Home Business, Finance, Human Resources, Customer Service Assurance, Technology, Supply Chain, Asset Protection & Management, Public Affairs, Enterprise Risk Management, Information Technology, Regulatory, Internal Audit, Corporate Counsel and Legal Services, Corporate Governance Office, and Investor Relations, conduct an evaluation of their unit/group’s compliance using an evaluation questionnaire consisting of the governance regulations applicable and relevant to their respective functions, including the requirements of the Revised Code of Corporate Governance and the PSE Corporate Governance Guidelines (PSE CG Guidelines). The results of the evaluation conducted by the heads are submitted to the Corporate Finance & Treasury Head and the Chief Governance Officer, who submit the consolidated report to the President and CEO for approval. The consolidated report is considered as an important input in the preparation of the Company’s Certification of Compliance with the CG Manual and Disclosure Report on the PSE CG Guidelines. The results of the compliance evaluation are reported to the GNC by the CGO.

The level of observance of the CG Rules and the values of accountability, integrity, fairness, and transparency, are monitored through focus group discussions across all personnel levels in order to gain insights into the effectiveness of its efforts. A Governance and Ethics Survey has been tested and will be rolled out regularly to personnel to provide more quantifiable information that is tracked over time to check for improvements or deficiencies. In similar fashion, a corporate governance follow through survey has been conducted in the past two years to track the observations of newly-hired personnel. The survey is administered to PLDT’s new hires six months after they are hired and thereafter, on the second and fifth year of their service. Valuable information is also obtained from the Board and Board Committee assessment process. Finally, data is also obtained and analyzed from results of our education activities, trends in reported violations, whether within the whistleblowing system or not, key business indicators such as customer complaints, reports from business partners and all other sources of relevant information.

D.	Governance Structures

Board of Directors

Our Board of Directors is responsible for establishing and sustaining good corporate governance practices pursuant to its overarching duty to foster the long-term success of the Company and secure its sustained competitiveness.

In accordance with our CG Manual, our Board has undertaken to: act within the scope of power and authority of the Company and the Board as prescribed in the Articles of Incorporation, By-Laws, and legislative franchise of the Company and in existing laws, rules and regulations; exercise their best care, skill, judgment and observe utmost good faith in the conduct and management of the business and affairs of the Company; and act in the best interest of the Company and for the common benefit of the Company’s stockholders and other stakeholders.

Our Board is composed of 13 qualified and competent members, each of whom has committed to the independent, diligent, responsible and judicious exercise of his/her duties. The composition of the Board and the qualifications and grounds for disqualification of directors are provided in our CG Manual. Diversity and complementation of skills, expertise, experience and knowledge is desired and encouraged in order to enrich the collective processes and practices of our Board. Our directors, each of whom is a business owner or leader, and/or holds senior management positions, have extensive experience in their respective fields or industries, such as telecommunications, ICT, infrastructure, power, petroleum, banking, insurance, real property development, agriculture, food manufacturing, and fast-food business. This enables them to contribute and add value in the Board’s performance of its functions, including the formulation of corporate vision and strategies, assessment of enterprise risks and adequacy and effectiveness of financial reporting and internal control systems.

Our CG Manual does not impose limitations or restrictions respecting race or gender in reference to the qualifications of our directors. With regard to directorships of individual directors in other stock or non-stock corporations, our Board has not set a “one size fits all” quantitative limit which may not give due regard to differences in individual capabilities and nature of directorships. Our Board has instead adopted a performance-based standard that other directorships should not compromise the capacity of a director to serve or perform his/her duties and responsibilities to the Company diligently and efficiently.

Our CG Manual requires that at least 20% of membership of our Board of Directors, and in no case less than two members thereof must be independent directors. Three independent directors in the persons of Mr. Pedro E. Roxas, Mr. Alfred V. Ty and Former Chief Justice Artemio V. Panganiban are currently serving in our Board. All of these independent directors were selected pursuant to the specific independence criteria set out under applicable laws and rules, our Articles of Incorporation and our CG Manual. Under our CG Manual, an independent director is, broadly, “a person who is independent of Management and who, apart from his fees and shareholdings, is free from any business or other relationship with the Company which could or reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the Company.” Our independent directors are subject to an initial term limit of five years. After completion of five consecutive years of service, an independent director shall no longer be eligible for re-election as such, unless said independent director has undergone a “cooling-off” period of two years. Thereafter, he/she may again qualify for election as an independent director annually, for five more consecutive years, after which he/she is perpetually barred from being elected as an independent director. The application of this term limit is reckoned from January 2, 2012. Moreover, an independent director may not be elected, as such, to more than five listed or public companies comprising the PLDT conglomerate (i.e. its parent company, subsidiaries or affiliates).

The position of Chairman of the Board is separate from that of the CEO. PLDT Chairman Manuel V. Pangilinan and PLDT President and CEO Napoleon L. Nazareno nonetheless share the responsibility of ensuring good corporate governance and principled performance in their respective areas of responsibility and influence. These two individuals are unrelated.

Except for our executive directors, our directors do not receive any form of compensation such as stock options, performance incentives and bonuses from the Company. However, all of our directors are entitled to a reasonable per diem for their attendance in Board and Board Committee meetings.

The Board has a duty to keep abreast with the statutory and regulatory requirements affecting the Company and its operations as well as industry developments and trends. In this regard, at the start of the service of a new director, the Chairman, President and CEO, Chief Financial Officer, Corporate Secretary and Chief Governance Officer give a newly appointed director a briefing on the Company’s structure, business, operating and financial highlights, responsibilities of the Board and its Committees and how each operates. The new director is also furnished with copies of all relevant information about Company policies applicable to the directors, including the Company’s Articles, By-Laws, Annual Report, CG Manual, Code of Ethics, and the charters of the Board Committees. Updates on business and governance policies and requirements principally from the Philippine SEC, PSE, US SEC, and NYSE, and new laws applicable or relevant to the Company and its business, particularly on financial reporting and disclosures and corporate governance, are presented in Board meetings and/or furnished to the directors.

To enable our directors to fully apprise themselves of relevant and material information, our CG Manual assures that our directors, both new and currently serving, have access to independent professional advice, at the Company’s expense, as well as access to Management as they may deem necessary to carry out their duties.

Our Board meets monthly and determines the schedule of such meetings at the beginning of the year. At least one meeting is devoted to discussions with senior management on the strategic plans and budget, and the enterprise risk report prepared by senior management through the Group Enterprise Risk Management Department (ERMD). As necessary, our Board reviews the Company’s Vision and Mission together with senior management. Once every quarter, our Board reviews the quarterly financial reports. Periodic reviews of the reports of Board Committees, business operations updates from the heads of our three business segments and network and technology strategic plans are likewise performed.

The Board has a duty to respect, uphold and facilitate the exercise of the rights of the stockholders. These rights are: right to vote; pre-emptive right; right to inspect corporate books and records including minutes of Board meetings and stock registries, subject to certain conditions; right to receive information which is required to be disclosed by the Company pursuant to the Corporation Code or Securities Regulation Code of the Philippines; right to dividends; and appraisal right.

Pursuant to its aforementioned duty, the Board promotes transparency and fairness in the conduct of the annual and special stockholders’ meetings of the Company. Stockholders are encouraged to personally attend such meetings, raise questions, and exercise their voting rights. Within a reasonable period of time before the meeting, stockholders are apprised of their right to appoint a proxy, in case they could not personally attend such meetings, and give their voting instructions in the proxy form provided. In connection with this, appropriate steps to remove excessive or unnecessary costs and other administrative impediments to stockholders’ participation in meetings, whether in person or by proxy, are undertaken. Relevant and timely information are made available to the stockholders in printed form and through the Company’s website to enable them to make a sound judgment on all matters brought to their attention for consideration or approval. The Board also ensures the timely disclosure and appropriate filing with the Philippine SEC, PSE and, as applicable, U.S. SEC and NYSE, of material information and/or transactions that could potentially affect the market price of the Company’s shares and such other information which are required to be disclosed pursuant to relevant laws and regulations.

It is the Board that leads the Company’s corporate social responsibility initiatives. Through the Board, the Company’s resources and expertise are harnessed to respond to pressing societal issues. The PLDT Group and the PLDT Smart Foundation have continuing projects in the areas of environment, education as well as in disaster response and rehabilitation. The PLDT Group continues to leverage on its business expertise to develop and implement innovative projects in health, community and livelihood development, and youth development and sports.

Our Board looks to ensure the continuity of executive leadership as a critical factor in sustaining the success of the PLDT Group. To this end, a succession planning process referred to as Leadership Succession Planning and Development has been established. This enterprise-wide process covers senior management positions, including the President and CEO. The Board’s involvement in Leadership Succession Planning and Development is performed through its ECC, which reviews and updates the criteria for employment and promotion, as well as any training and development plans for senior management, keeps track of their performance and development, and reviews their potential career paths.

Our directors take part in an annual assessment process which reviews and evaluates the performance of the whole Board, the Board Committees and the individuals that comprise these bodies. The assessment also includes an opportunity to evaluate the performance of the CEO. This process has proven to be useful in identifying the Board’s strengths and areas for improvement and in eliciting individual directors’ feedback and views on the Company’s strategies, performance and future direction.

President and Chief Executive Officer

The President and CEO provides leadership for Management in developing and implementing business strategies, plans and budgets. He ensures that the business and affairs of the Company are managed in a sound and prudent manner and that operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts. The President and CEO, with the assistance of the rest of PLDT’s Management, also has the responsibility to provide the Board with a balanced, understandable and accurate account of the Company’s performance, financial condition, results of operations, and prospects, on a regular basis.

Corporate Secretary

The Corporate Secretary and the Assistant Corporate Secretary are expected to possess appropriate administrative, interpersonal and legal skills, be aware of the laws, rules and regulations necessary in the performance of their duties or responsibilities, and have at least an understanding of basic financial and accounting matters. In equal measure, the Corporate Secretary and the Assistant Secretary must have a working knowledge of the operations of the Company.

The Corporate Secretary is responsible for the safekeeping and preservation of the integrity of the minutes of the meetings of the Board and Board Committees, as well as other official records of the Company. The Corporate Secretary is expected to work fairly and objectively with the Board, Management and stockholders and shall inform the directors of the schedule and agenda of Board meetings and ensure that Management provides the Board with complete and accurate information that will enable the Directors to arrive at intelligent or informed decisions on matters that require their approval. The Corporate Secretary is expected to attend all Board meetings, except for exceptional and justifiable causes that prevent attendance, and must ensure that all Board procedures, rules and regulations are strictly followed by the directors. The current Corporate Secretary is also the Chief Governance Officer of the Company.

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

External Audit

The external auditor is appointed by the Audit Committee which reviews its qualifications, performance and independence. To ensure objectivity in the performance of its duties, the external auditor is subject to the rules on rotation and change (every five years); general prohibitions on hiring of staff of the external auditor; and full and appropriate disclosure and prior approval by the Audit Committee of all audit and non-audit services and related fees for such services. Approval of non-audit work by the external auditor is principally tested against the standard of whether such work will conflict with its role as an independent auditor or would compromise its objectivity or independence as such.

Enterprise Risk Management

Also working in coordination with our internal audit organization and Audit Committee is the PLDT Group ERMD. The complex and dynamic business environment that the PLDT Group operates in gives rise to a variety of risks. The ERMD is in charge of managing an integrated risk management program with the goal of identifying, analyzing and managing the PLDT Group’s risks to an acceptable level, so as to enhance opportunities, reduce threats, and thus sustain competitive advantage.

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

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by our independent auditors for the years ended December 31, 2013 and 2012:

	2013	2012
	(in millions)

Audit Fees	Php41	Php44
All Other Fees	16	17

Total	Php57	Php61

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2013 and 2012.

Tax Fees. We did not have any tax fees for the years ended December 31, 2013 and 2012.

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

Audit Committee’s Pre-approval Policies and Procedures

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

•

To ensure the prompt handling of unexpected matters, the Audit Committee may delegate its authority to specifically pre-approve services to one or more of its members. The member(s) to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next regularly scheduled meeting.

•	The Audit Committee is directly responsible for the appointment, setting of compensation, retention, removal and oversight of the work of our independent auditor.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

We did not repurchase any of our shares in the year ended December 31, 2013.

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

•

Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have three independent directors out of 13 directors, which meets the requirements under the Philippine SEC Governance Code that at least two members or 20% of the board of directors must be independent.

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

•

Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our GNC and our ECC is each normally composed of five voting members, a majority of whom are normally independent directors, which exceeds the requirements under the Philippine SEC Governance Code that one of the at least three voting members of the nominating/corporate governance committee and one of the at least three members of the compensation committee must be independent.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18. “Financial Statements” in lieu of Item 17.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited Philippine Long Distance Telephone Company and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

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

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as at December 31, 2013 and 2012, and January 1, 2012, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2013, and our report dated April 1, 2014 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
April 1, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2013 and 2012, and January 1, 2012, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group as at December 31, 2013 and 2012, and January 1, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the PLDT Group changed its accounting for post-employment defined benefit plans and termination benefits as a result of the adoption of the Revised International Accounting Standard 19, Employee Benefits, which became effective beginning January 1, 2013 with retrospective application.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework and our report dated April 1, 2014 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
April 1, 2014

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2013 and 2012, and January 1, 2012

(in million pesos)

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12 and 20)	192,665	200,078	200,142
Investments in associates, joint ventures and deposits (Notes 3, 4, 5, 10 and 24)	41,310	27,077	17,865
Available-for-sale financial investments (Notes 6, 10 and 27)	220	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion (Notes 11 and 27)	2,643	205	150
Investment properties (Notes 3, 6, 9 and 12)	1,222	712	1,115
Goodwill and intangible assets (Notes 3, 4, 14 and 21)	73,918	74,250	83,303
Deferred income tax assets – net (Notes 3, 4 and 7)	14,181	7,225	5,117
Derivative financial assets (Note 27)	24	—	—
Prepayments – net of current portion (Notes 3, 5, 18, 24 and 25)	3,031	4,500	11,697
Advances and other noncurrent assets – net of current portion (Note 27)	2,761	1,376	1,340

Total Noncurrent Assets	331,975	321,074	327,910

Current Assets
Cash and cash equivalents (Notes 15 and 27)	31,905	37,161	46,057
Short-term investments (Note 27)	718	574	558
Trade and other receivables (Notes 3, 5, 16, 24 and 27)	17,564	16,379	16,245
Inventories and supplies (Notes 3, 4, 5 and 17)	3,164	3,467	3,827
Derivative financial assets (Note 27)	10	—	366
Current portion of investment in debt securities and other long-term investments (Notes 11 and 27)	—	150	358
Current portion of prepayments (Note 18)	6,054	5,144	6,345
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,248	8,116	126

	67,663	70,991	73,882
Assets classified as held-for-sale (Notes 2, 3, 4 and 10)	—	13,750	—

Total Current Assets	67,663	84,741	73,882

TOTAL ASSETS	399,638	405,815	401,792

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock (Notes 8, 19, 27 and 28)	360	360	4,419
Voting preferred stock (Note 19)	150	150	—
Common stock (Notes 8, 19, 27 and 28)	1,093	1,093	1,085
Treasury stock (Notes 8, 19 and 27)	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,562	130,566	127,246
Retained earnings (Note 19)	22,968	25,416	26,160
Other comprehensive income (Note 6)	(11,481)	(3,387)	1,455
Reserves of a disposal group classified as held-for-sale (Note 2)	—	(2,143)	—

Total Equity Attributable to Equity Holders of PLDT (Note 27)	137,147	145,550	153,860
Noncontrolling interests (Note 6)	179	184	386

TOTAL EQUITY	137,326	145,734	154,246

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2013 and 2012, and January 1, 2012

(in million pesos)

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	88,930	102,821	91,280
Deferred income tax liabilities – net (Notes 3, 4 and 7)	4,437	5,713	7,078
Derivative financial liabilities (Note 27)	1,869	2,802	2,235
Customers’ deposits (Note 27)	2,545	2,529	2,272
Pension and other employee benefits (Notes 3, 5 and 25)	13,439	1,982	552
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	22,045	21,950	22,642

Total Noncurrent Liabilities	133,265	137,797	126,059

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	34,882	30,451	29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	74,256	71,624	58,271
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	15,171	12,989	26,009
Provision for claims and assessments (Notes 3 and 26)	897	1,555	1,555
Dividends payable (Notes 19 and 27)	932	827	2,583
Derivative financial liabilities (Note 27)	105	418	924
Income tax payable (Note 7)	2,804	1,809	2,591

	129,047	119,673	121,487
Liabilities directly associated with assets classified as held-for-sale (Notes 2 and 4)	—	2,611	—

Total Current Liabilities	129,047	122,284	121,487

TOTAL LIABILITIES	262,312	260,081	247,546

TOTAL EQUITY AND LIABILITIES	399,638	405,815	401,792

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2013, 2012 and 2011

(in million pesos, except earnings per common share amounts which are in pesos)

	2013	2012	2011
		(As Adjusted – Note 2)

REVENUES
Service revenues (Notes 2, 3 and 4)	164,052	159,738	145,834
Non-service revenues (Notes 3, 4 and 5)	4,279	3,295	2,645

	168,331	163,033	148,479

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	30,304	32,354	27,539
Compensation and employee benefits (Notes 3, 5 and 25)	21,369	21,999	15,411
Repairs and maintenance (Notes 12, 17 and 24)	13,107	12,604	10,053
Cost of sales (Notes 5, 17 and 24)	11,806	8,747	5,443
Interconnection costs (Note 2)	10,610	11,105	12,586
Selling and promotions (Note 24)	9,776	9,708	7,807
Professional and other contracted services (Note 24)	6,375	5,361	5,143
Rent (Notes 3, 24 and 27)	6,041	5,860	3,938
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,543	5,286	10,200
Taxes and licenses (Note 26)	3,925	3,506	3,554
Communication, training and travel	2,215	2,042	1,645
Insurance and security services (Note 24)	1,815	1,564	1,326
Amortization of intangible assets (Notes 3, 4 and 14)	1,020	921	117
Other expenses	1,609	1,472	1,662

	125,515	122,529	106,424

	42,816	40,504	42,055

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	2,742	1,538	2,035
Interest income (Notes 4, 5, 11 and 15)	932	1,354	1,357
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	511	(2,009)	201
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	(2,893)	3,282	(735)
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(6,589)	(6,876)	(6,454)
Other income – net (Notes 3, 4, 12 and 18)	4,113	5,813	2,626

	(1,184)	3,102	(970)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	41,632	43,606	41,085
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 7)	8,248	8,050	10,734

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	33,384	35,556	30,351
NET INCOME FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	2,069	543	867

NET INCOME (Note 4)	35,453	36,099	31,218

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	35,420	36,148	31,278
Noncontrolling interests (Notes 4 and 8)	33	(49)	(60)

	35,453	36,099	31,218

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	163.67	167.07	161.05
Diluted	163.67	167.07	160.91

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	154.09	164.55	156.52
Diluted	154.09	164.55	156.39

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2013, 2012 and 2011

(in million pesos)

	2013	2012	2011
		(As Adjusted – Note 2)
NET INCOME (Note 4)	35,453	36,099	31,218
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	794	(795)	634
Net gains (losses) on available-for-sale financial investments:	(8)	23	3
Gains (losses) from changes in fair value recognized during the year	(7)	25	3
Income tax related to fair value adjustments charged directly to equity	(1)	(2)	—
Net transactions on cash flow hedges:	(16)	92	14
Net fair value gains (losses) on cash flow hedges (Note 27)	—	92	14
Income tax related to fair value adjustments charged directly to equity	(16)	—	—
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	(92)	—	(10)

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	678	(680)	641

Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	1,112	—	—
Revaluation increment on investment properties:	(1)	31	—
Income tax related to revaluation increment charged directly to equity	1	32	—
Depreciation of revaluation increment in investment property transferred to property, plant and equipment (Note 9)	(2)	(2)	—
Fair value adjustment of property, plant and equipment transferred to investment properties during the year (Note 12)	—	1	—
Actuarial gains (losses) on defined benefit obligations:	(9,156)	(6,233)	2,099
Remeasurement in actuarial gains (losses) on defined benefit obligations	(13,005)	(8,885)	3,011
Income tax related to remeasurement adjustments	3,849	2,652	(912)

Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(8,045)	(6,202)	2,099

Total Other Comprehensive Income (Loss) – Net of Tax	(7,367)	(6,882)	2,740

TOTAL COMPREHENSIVE INCOME	28,086	29,217	33,958

ATTRIBUTABLE TO:
Equity holders of PLDT	28,061	29,268	34,009
Noncontrolling interests	25	(51)	(51)

	28,086	29,217	33,958

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2013, 2012 and 2011

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income	Reserves of a Disposal Group Classified as Held-for-Sale	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2013, as previously presented	510	1,093	(6,505)	130,566	24,794	790	(2,188)	149,060	182	149,242
Effect of changes in accounting policies for employee benefits (Note 2)	—	—	—	—	622	(4,177)	45	(3,510)	2	(3,508)

Balances as at January 1, 2013 (As Adjusted – Note 2)	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734
Total comprehensive income:	—	—	—	—	35,420	(7,359)	—	28,061	25	28,086
Net income (Notes 4 and 8)	—	—	—	—	35,420	—	—	35,420	33	35,453
Other comprehensive loss (Note 6)	—	—	—	—	—	(7,359)	—	(7,359)	(8)	(7,367)
Cash dividends (Note 19)	—	—	—	—	(37,868)	—	—	(37,868)	(46)	(37,914)
Discontinued operations (Notes 2 and 6)	—	—	—	—	—	(735)	2,143	1,408	—	1,408
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	—	—	—	(4)	—	—	—	(4)	(9)	(13)
Others (Notes 2 and 13)	—	—	—	—	—	—	—	—	25	25

Balances as at December 31, 2013	510	1,093	(6,505)	130,562	22,968	(11,481)	—	137,147	179	137,326

Balances as at January 1, 2012, as previously presented	4,419	1,085	(6,505)	127,246	26,232	(644)	—	151,833	386	152,219
Effect of changes in accounting policies for employee benefits (Note 2)	—	—	—	—	(72)	2,099	—	2,027	—	2,027

Balances as at January 1, 2012 (As Adjusted – Note 2)	4,419	1,085	(6,505)	127,246	26,160	1,455	—	153,860	386	154,246
Total comprehensive income:	—	—	—	—	36,148	(6,880)	—	29,268	(51)	29,217
Net income (Notes 4 and 8)	—	—	—	—	36,148	—	—	36,148	(49)	36,099
Other comprehensive loss (Note 6)	—	—	—	—	—	(6,880)	—	(6,880)	(2)	(6,882)
Cash dividends (Note 19)	—	—	—	—	(36,997)	—	—	(36,997)	(7)	(37,004)
Issuance of capital stock – net of conversion (Note 19)	120	8	—	4,423	—	—	—	4,551	—	4,551
Redemption of preferred shares (Note 19)	(4,029)	—	—	—	—	—	—	(4,029)	—	(4,029)
Revaluation increment removed from other comprehensive income taken to retained earnings (Note 6)	—	—	—	—	105	(105)	—	—	—	—
Discontinued operations (Notes 2 and 6)	—	—	—	—	—	2,143	(2,143)	—	—	—
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	—	—	—	(1,103)	—	—	—	(1,103)	(144)	(1,247)

Balances as at December 31, 2012 (As Adjusted – Note 2)	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734

Balances as at January 1, 2011, as previously presented	4,419	947	(6,505)	62,890	36,594	(1,276)	—	97,069	316	97,385
Effect of changes in accounting policies for employee benefits (Note 2)	—	—	—	—	347	—	—	347	—	347

Balances as at January 1, 2011 (As Adjusted – Note 2)	4,419	947	(6,505)	62,890	36,941	(1,276)	—	97,416	316	97,732
Total comprehensive income:	—	—	—	—	31,278	2,731	—	34,009	(51)	33,958
Net income (Notes 4 and 8)	—	—	—	—	31,278	—	—	31,278	(60)	31,218
Other comprehensive income (Note 6)	—	—	—	—	—	2,731	—	2,731	9	2,740
Cash dividends (Note 19)	—	—	—	—	(42,059)	—	—	(42,059)	(8)	(42,067)
Issuance of capital stock – net of conversion (Note 19)	—	138	—	64,356	—	—	—	64,494	—	64,494
Others (Notes 2 and 13)	—	—	—	—	—	—	—	—	129	129

Balances as at December 31, 2011 (As Adjusted – Note 2)	4,419	1,085	(6,505)	127,246	26,160	1,455	—	153,860	386	154,246

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2012 and 2011

(in million pesos)

	2013	2012	2011
		(As Adjusted – Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	41,632	43,606	41,085
Income before income tax and noncontrolling interest from discontinued operations (Note 2)	2,124	971	985

Income before income tax (Note 4)	43,756	44,577	42,070
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	30,457	32,820	27,957
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,545	5,289	10,209
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	4,669	5,430	5,312
Foreign exchange losses (gains) – net (Notes 4, 9 and 27)	2,889	(3,243)	744
Incentive plans (Notes 3, 5 and 25)	1,749	1,598	38
Accretion on financial liabilities – net (Notes 5, 20 and 27)	1,541	1,053	1,062
Amortization of intangible assets (Notes 3 and 14)	1,075	1,101	264
Pension benefit costs (Notes 3, 5 and 25)	434	678	569
Losses (gains) on disposal of property, plant and equipment (Note 9)	86	(51)	(172)
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	(512)	1,981	(197)
Interest income (Notes 4, 5 and 15)	(935)	(1,370)	(1,372)
Gains on disposal of associates (Note 10)	(2,056)	(1,760)	—
Gains on disposal of investments in subsidiaries	(2,404)	—	(216)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(2,604)	(1,538)	(2,035)
Gain on disposal of available-for-sale financial investments (Note 10)	—	(2,015)	—
Others	(401)	(1,170)	(1,745)

Operating income before changes in assets and liabilities	83,289	83,380	82,488
Decrease (increase) in:
Trade and other receivables	(1,790)	(8,338)	2,064
Inventories and supplies	254	386	(1,017)
Prepayments	(663)	97	(539)
Advances and other noncurrent assets	(59)	(108)	51
Increase (decrease) in:
Accounts payable	4,299	6,140	904
Accrued expenses and other current liabilities	2,615	11,112	7,011
Pension and other employee benefits	(2,611)	(2,245)	(236)
Customers’ deposits	17	257	45
Other noncurrent liabilities	(29)	(205)	12

Net cash flows generated from operations	85,322	90,476	90,783
Income taxes paid	(11,559)	(10,106)	(11,574)

Net cash flows from operating activities	73,763	80,370	79,209

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	845	1,294	1,359
Dividends received (Note 10)	438	784	520
Proceeds from:
Disposal of investments in subsidiaries – net of cash of deconsolidated subsidiaries (Note 2)	12,075	—	218
Disposal of investment in an associate (Note 10)	2,298	1,913	15,136
Disposal of property, plant and equipment (Note 9)	1,546	199	523
Maturity of investment in debt securities	241	380	—
Disposal of available-for-sale financial investments	—	3,567	1
Disposal of investment properties (Note 12)	—	108	1
Cash acquired – net of payment for purchase of investment (Note 13)	—	—	1,928
Maturity of short-term investments	—	—	315

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2013, 2012 and 2011

(in million pesos)

	2013	2012	2011
		(As Adjusted – Note 2)
Payments for:
Purchase of shares of noncontrolling interest (Note 13)	(6)	(841)	—
Acquisition of available-for-sale financial investments (Note 10)	(16)	(4)	(15,179)
Purchase of short-term investments	(114)	(22)	(246)
Acquisition of intangible assets (Note 4)	(290)	—	(2)
Purchase of investment in debt securities	(2,287)	(208)	—
Purchase of investments in associates, joint ventures and deposits (Note 10)	(5,557)	(8,842)	(155)
Purchase of subsidiaries – net of cash acquired	—	(817)	(977)
Contingent consideration arising from business combinations	—	—	(1,910)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(421)	(914)	(648)
Decrease (increase) in notes receivable	(1,224)	—	85
Additions to property, plant and equipment (Notes 4 and 9)	(28,417)	(35,482)	(30,559)
Increase in advances and other noncurrent assets	(156)	(173)	(122)

Net cash flows used in investing activities	(21,045)	(39,058)	(29,712)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	39,798	50,319	17,464
Availments of long-term financing for capital expenditures (Note 21)	868	—	2,880
Notes payable (Note 20)	—	1,825	2,136
Issuance of capital stock	—	227	2
Payments for:
Redemption of shares	(5)	(62)	—
Obligations under finance leases	(12)	(12)	(33)
Debt issuance costs (Note 20)	(213)	(121)	(42)
Derivative financial instruments (Note 27)	(453)	(1,126)	(632)
Interest – net of capitalized portion (Notes 5, 20 and 27)	(4,959)	(5,355)	(5,325)
Cash dividends (Note 19)	(37,804)	(36,934)	(41,598)
Long-term debt (Note 20)	(57,033)	(45,341)	(14,666)
Redemption of liabilities	—	(289)	—
Long-term financing for capital expenditures	—	(1,471)	—
Trust fund for redemption of shares (Note 19)	—	(5,561)	—
Notes payable (Note 20)	—	(4,727)	(390)

Net cash flows used in financing activities	(59,813)	(48,628)	(40,204)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	704	(445)	86

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,391)	(7,761)	9,379
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	38,296	46,057	36,678

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	31,905	38,296	46,057
Discontinued operations (Note 2)	—	1,135	—

Continuing operations	31,905	37,161	46,057

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2013. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2013. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2013, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2013. See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 445 million ADSs outstanding as at December 31, 2013.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments, wireless, fixed line and others, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2013 and 2012, and January 1, 2012 and for each of the three years in the period ended December 31, 2013, 2012 and 2011 were approved and authorized for issuance by the Board of Directors on April 1, 2014, as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. PLDT files a separate financial statements of the Parent Company with the Philippine Securities and Exchange Commission, or Philippine SEC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that have been measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2013 and 2012, and January 1, 2012:

			Percentage of Ownership
			December 31,				January 1,
	Place of		2 0 1 3		2 0 1 2		2 0 1 2
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Call center services	—	100.0	—	100.0	—	100.0
Wolfpac Mobile, Inc.	Philippines	Mobile applications development and services	—	100.0	—	100.0	—	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0	—	100.0
Smart e-Money, Inc., or SeMI, (formerly Smarthub, Inc.)(a)	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0	—	100.0
Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL	China	Mobile applications development and services	—	100.0	—	100.0	—	100.0
Chikka Pte. Ltd., or CPL	Singapore	Managing patent and trademark portfolio	—	100.0	—	100.0	—	100.0
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	—	100.0	—	100.0	—	100.0
Takatack Pte. Ltd., or TPL, (formerly SmartConnect Global Pte. Ltd.)(b)	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0	—	85.0
Voyager Innovations, Inc., or Voyager(c)	Philippines	Mobile applications development and services	—	100.0	—	—	—	—
Telesat, Inc.(d)	Philippines	Satellite communications services	100.0	—	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5	88.5	11.5
Mabuhay Investments Corporation, or MIC,(formerly Mabuhay Satellite Corporation)(e)	Philippines	Investment company	67.0	—	67.0	—	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.5	—	70.2

			Percentage of Ownership
			December 31,				January 1,
	Place of		2 0 1 3		2 0 1 2		2 0 1 2
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(d)	Philippines	Data and network services	100.0	—	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—	100.0	—
ePLDT, Inc., or ePLDT(f):	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI(g)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0	—	—
iPlus Intelligent Network, Inc.,or iPlus(h)	Philippines	Managed IT outsourcing	—	100.0	—	100.0	—	100.0
Curo Teknika, Inc., or Curo(h)	Philippines	Managed IT outsourcing	—	100.0	—	—	—	—
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(i)	Philippines	Internet-based purchasing, IT consulting and professional services	—	99.2	—	97.1	—	93.5
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0	—	67.0
netGames, Inc., or netGames(j)	Philippines	Gaming support services	—	57.5	—	57.5	—	57.5
Digitel	Philippines	Telecommunications services	99.6	—	99.5	—	70.2	—
Digitel Capital Philippines Ltd., or DCPL(k)	British Virgin Islands	Telecommunications services	—	99.6	—	99.5	—	70.2
Digitel Information Technology Services, Inc.(l)	Philippines	Internet services	—	99.6	—	99.5	—	70.2
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	97.8	—	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	60.0	—	60.0	—
Others
PLDT Global Investments Holdings, Inc., or PGIH, (formerly SPi Global Holdings, Inc.)(m)(n):	Philippines	Investment company	100.0	—	100.0	—	—	100.0
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	—	—	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.8	—	99.8	—	99.5

(a)	On July 12, 2013, the Philippine SEC approved the change in the business name of Smarthub, Inc. to Smart e-Money, Inc.
(b)	On September 29, 2013, by a special resolution of the Board of Directors of SmartConnect Global Pte. Ltd., resolved to change its registered business name to Takatack Pte. Ltd.
(c)	On January 7, 2013, Voyager was registered with the Philippine SEC to provide mobile applications development and services.
(d)	Ceased commercial operations.
(e)

Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(f)	On June 11, 2012, MySecureSign, Inc., or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.
(g)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.
(h)	On October 30, 2013, Curo was incorporated to take-on the Outsourced IT Services as a result of the spin-off of iPlus.
(i)	In December 2012 and January 2013, ePLDT acquired an additional 5.7% equity interest in AGS from its minority shareholders, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.
(j)	Ceased commercial operations in January 2013.
(k)	Liquidated in January 2013.
(l)	Corporate life shortened until June 2013.
(m)

On December 4, 2012, our Board of Directors authorized the sale of our Business Process Outsourcing, or BPO, segment, which was wholly-owned by PGIH. The sale was completed in April 2013. Consequently, as at December 31, 2013, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See Note 2 Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

(n)	On June 3, 2013, the Philippine SEC approved the change in the business name of SPi Global Holdings, Inc. to PLDT Global Investments Holdings, Inc.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

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

The decrease in authorized capital and amendments to the articles of incorporation were approved by the Philippine SEC on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

As a consequence of the foregoing, the number of outstanding shares of PCEV common stock decreased to approximately 555,716 from 11,683,156,455 (exclusive of treasury shares). The number of holders of PCEV common stock decreased to 121 as at December 31, 2013 and because the number of shareholders still exceeds 100 shareholders under the rules of the Philippine SEC, PCEV is still required to make filings of updates with the Philippine SEC. Smart’s percentage of ownership in PCEV stood at 99.8% as at December 31, 2013.

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

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at December 31, 2013, CURE is still waiting for NTC’s advice on how to proceed with the planned divestment.

The divestment of CURE-related franchise and licenses qualifies as noncurrent assets held-for-sale as at December 31, 2013, but was not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

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

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc., or IPVI, and IPVG Employees, Inc., or IEI, entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI for a total adjusted purchase price of Php693 million.

The final purchase price, after the adjustments on retention payable and escrow amount, amounted to Php621 million as at June 30, 2013. The adjusted purchase price amounted to Php734 million as at December 31, 2012. See Note 13 – Business Combinations – ePLDT’s Acquisition of IPCDSI.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired an additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, PGIH, to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in our acquisition of shares of Asia Outsourcing Beta Limited, or Beta, resulting in an approximately 18.24% economic interest, and will continue to participate in the growth of the business as a partner of CVC. Pursuant to the completion of the sale, PLDT is subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide certain transitional services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided to AOGL and/or its designated companies). In addition, PLDT may be liable for certain damages actually suffered by AOGL until the time of sale arising out of, among others, breach of representation, tax matters and non-compliance with Indian employment laws by SPi Technologies India Pvt. Ltd., a joint subsidiary of SPi Technologies, Inc., or SPi, and SPi India Holdings (Mauritius), Inc., for the transactions that transpired up to the time of sale.

The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the four months ended April 30, 2013 (closing period of the sale) and for the years ended December 31, 2012 and 2011 are as follows:

	April 30,	December 31,
	2013	2012	2011
		(As Adjusted – Note 2)
	(in million pesos)
Revenues (Notes 3 and 4)	3,132	9,142	8,124

Expenses:
Compensation and employee benefits (Notes 3 and 25)	2,047	5,630	5,026
Professional and other contracted services (Note 24)	267	654	525
Depreciation and amortization (Notes 3, 4 and 9)	153	466	418
Repairs and maintenance (Notes 12, 17 and 24)	129	428	338
Communication, training and travel	118	361	301
Rent (Notes 3, 24 and 27)	86	263	224
Amortization of intangible assets (Notes 3 and 14)	55	180	147
Selling and promotions	27	78	40
Insurance and security services (Note 24)	21	63	58
Taxes and licenses (Note 26)	14	43	43
Asset impairment (Notes 3, 4, 9, 10, 16, 17 and 27)	—	3	9
Other expenses (Note 24)	57	110	115

	2,974	8,279	7,244

	158	863	880

Other income (expenses):
Gains (losses) on derivative financial instruments – net (Note 27)	1	28	(4)
Interest income (Notes 11 and 15)	3	16	15
Financing costs (Notes 9, 20 and 27)	(4)	(24)	(37)
Foreign exchange gains (losses) – net (Notes 9 and 27)	4	(39)	(9)
Other income – net (Note 18)*	1,962	127	140

	1,966	108	105

Income before income tax from discontinued operations	2,124	971	985
Provision for income tax (Notes 2, 3 and 7)	55	428	118

Income after tax from discontinued operations (Note 8)	2,069	543	867

Earnings per share (Note 8):
Basic – income from discontinued operations	9.58	2.52	4.53
Diluted – income from discontinued operations	9.58	2.52	4.52

*	Includes gain on sale of BPO business of Php2,164 million in 2013.

As indicated above, the sale of BPO segment was completed on April 30, 2013. Thus, our consolidated statement of financial position does not include any assets and liabilities of the BPO segment as at December 31, 2013. Below are the major classes of assets and liabilities of BPO segment, net of intercompany transactions, classified as held-for-sale as at December 31, 2012:

2012
(As Adjusted – Note 2)
(in million pesos)
Assets:
Property, plant and equipment (Notes 3 and 9)	1,529
Available-for-sale financial investments (Notes 6 and 10)	2
Goodwill and intangible assets (Notes 3 and 14)	7,033
Deferred income tax assets – net (Note 7)	212
Prepayments – net of current portion	9
Advances and other noncurrent assets – net of current portion	117
Cash and cash equivalents	1,135
Trade and other receivables (Note 16)	2,704
Derivative financial assets (Note 27)	68
Current portion of prepayments	296
Current portion of advances and other noncurrent assets	7

Assets classified as held-for-sale	13,112

Liabilities:
Interest-bearing financial liabilities – net of current portion (Note 20)	425
Deferred income tax liabilities – net (Note 7)	147
Pension and other employee benefits (Notes 3 and 25)	221
Accounts payable	481
Accrued expenses and other current liabilities	885
Current portion of interest-bearing financial liabilities (Note 20)	278
Dividends payable	6
Derivative financial liabilities (Note 27)	7
Income tax payable	161

Liabilities directly associated with assets classified as held-for-sale	2,611

Net assets directly associated with disposal group	10,501

Included in other comprehensive income:
Net transactions on cash flow hedges – net of tax (Note 6)	62
Actuarial gains on defined benefit plans	45
Foreign currency translation differences of subsidiaries (Note 6)	(2,250)

Reserves of a disposal group classified as held-for-sale (Note 6)	(2,143)

The net cash flows generated by the BPO segment for the four months ended April 30, 2013 (closing period of sale) and for the years ended December 31, 2012 and 2011 are as follows:

	April 30,	December 31,
	2013	2012	2011
	(in million pesos)
Operating activities	144	1,926	(11,213)
Investing activities	(1,202)	(712)	(3,295)
Financing activities	(10)	(608)	14,272
Net effect of foreign exchange rate changes on cash and cash equivalents	(67)	(45)	11

Net cash inflow (outflow)	(1,135)	561	(225)

PLDT’s Acquisition of Subscription Assets of Digitel

On July 1, 2013, PLDT entered into an agreement to acquire the subscription assets of Digitel for a total cost of approximately Php5.3 billion. The agreement covers the transfer, assignment and conveyance of Digitel’s subscription agreements and subscriber list, and includes a transition mechanism to ensure uninterrupted availability of services to the Digitel subscribers until migration to the PLDT network is completed. This transaction is eliminated and has no impact on our consolidated financial statements.

IPCDSI’s Acquisition of Rack I.T. Data Center, Inc., or Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement to acquire 100% ownership in Rack IT for an indicative purchase price of Php170 million subject to certain pre-closing price adjustments. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the operations of a data center. As at the date of this report, Rack IT is still at the pre-operating phase and construction of its data center facility, which is located in Sucat, Parañaque, is still on-going.

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following new standards and interpretations effective as at January 1, 2013:

Amendments to IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with International Accounting Standards, or IAS, 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with IAS 32. The amendments affect disclosures only and have no impact on our financial position or performance. The additional disclosure required by the amendments is presented in Note 27 – Financial Assets and Liabilities.

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

As a result of the adoption of IFRS 10, we changed our accounting policy with respect to determining whether we have control over and consequently whether we consolidate our investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if, and only if, we have: (1) the power over the investee, i.e., the investor has existing rights that give it the ability to direct the relevant activities, i.e., the activities that significantly affect the investee’s returns; (2) the exposure, or rights, to variable returns from its involvement with the investees; and (3) the ability to use its power over the investee to affect the amount of the investor’s returns.

In accordance with the transitional provisions of IFRS 10, we re-assessed the control conclusion for our investees beginning January 1, 2013 and based on the reassessment there were no additional investees that should be consolidated on the basis of the above circumstances and therefore, the adoption of this revised standard has no impact on our financial position or performance.

IFRS 11, Joint Arrangements. IFRS 11 superseded IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

As a result of the adoption of IFRS 11, we changed our accounting policy with respect to our interest in joint arrangements.

Under IFRS 11, we classified our interest in joint arrangements as either joint operations or joint ventures depending on our rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

We re-evaluated our involvement in our joint arrangements and assessed that its classification as joint ventures is in accordance with IFRS 11 and therefore, the adoption of this revised standard has no impact on our financial position or performance.

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

The adoption of the revised standard has no significant impact on our consolidated financial statements. See also Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation and Note 10 – Investments in Associates, Joint Ventures and Deposits for a more comprehensive disclosure about our interest in subsidiaries, associates and joint ventures. The impact of the adoption affects disclosures only.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, we reassessed our policies for measuring fair values, in particular, our valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures.

We have assessed that the application of IFRS 13 has no material impact on our fair value measurements. Additional disclosures required are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 12 – Investment Properties and Note 27 – Financial Assets and Liabilities.

Revised IAS 19, Employee Benefits. Amendments to IAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording.

The Revised IAS 19 requires all actuarial gains and losses under defined benefit plans to be recognized in other comprehensive income and unvested past service costs previously recognized over the average vesting period to be recognized immediately in profit or loss when incurred.

Prior to adoption of the Revised IAS 19, we recognized actuarial gains and losses as income or expense when the net cumulative unrecognized gains and losses for each individual plan at the end of the previous period exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets and recognized unvested past service costs as an expense on a straight-line basis over the average vesting period until the benefits become vested. Upon adoption of the Revised IAS 19, we changed our accounting policy to recognize all actuarial gains and losses in other comprehensive income and all past service costs in profit or loss in the period they occur.

The Revised IAS 19 replaced the interest cost and expected return on plan assets with the concept of net interest on defined benefit liability or asset which is calculated by multiplying the net balance sheet defined benefit liability or asset by the discount rate used to measure the employee benefit obligation, each as at the beginning of the annual period.

The Revised IAS 19 also amended the definition of short-term employee benefits and requires employee benefits to be classified as short-term based on expected timing of settlement rather than the employee’s entitlement to the benefits. In addition, the Revised IAS 19 modified the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The changes in our accounting policies as a result of the adoption of the Revised IAS 19 have been applied retrospectively.

Consequently, we reviewed our existing employee benefits and determined that the revised standard has significant impact on our accounting for defined benefit retirement plans. We obtained the services of an external actuary to compute the impact on the consolidated financial statements upon adoption of the standard and have increased (decreased) the following accounts in our consolidated statements of financial position as at December 31, 2012 and January 1, 2012 and our consolidated statements of income for the years ended December 31, 2012 and 2011:

	As at December 31,	As at January 1,
	2012	2012
	(in million pesos)
Increase (decrease) in:
Consolidated Statements of Financial Position
Prepaid benefit costs under prepayments – net of current portion	(6,393)	2,828
Accrued benefit costs under pension and other employee benefits	160	(57)
Accrued benefit costs under liabilities directly associated with assets classified as held-for-sale	(18)	—
Assets classified as held-for-sale	(2)	—
Deferred income tax assets – net	1,908	(858)
Other comprehensive income – net of tax	(4,177)	2,099
Reserves of a disposal group classified as held-for-sale	45	—
Retained earnings	(499)	(72)
Noncontrolling interests	2	—

	For the Years Ended December 31,
	2012	2011
	(in million pesos)
Increase (decrease) in:
Consolidated Income Statements
Net benefit costs under compensation and employee benefits	244	322
Net benefit income under other income – net	(190)	(321)
Income tax expense	(128)	(188)
Income (loss) after tax from discontinued operations	(117)	36
Profit attributable to equity holders of PLDT	(427)	(419)
Noncontrolling interests	4	—

Our adoption of this standard also affected the recognition of termination benefits, wherein certain cost of manpower rightsizing program, or MRP, accrued based on formal detailed plan on December 31, 2012 was reversed and was recognized in 2013 based on the date of actual acceptance of the employees by signing the acceptance letter. This reduced our consolidated deferred income tax assets – net by Php166 million, accrued expenses and other current liabilities by Php1,287 million and increased our retained earnings by Php1,121 million as at December 31, 2012. A total of Php1,269 million of MRP cost was recognized for the year ended December 31, 2013 as a result of this change in the recognition of termination benefits.

As a result of the adoption of IAS 19, our consolidated basic and diluted earnings per common share, or EPS, attributable to common equity holders of PLDT increased by Php3.21 for the year ended December 31, 2012 and decreased by Php2.19 for the year ended December 31, 2011.

The Revised IAS 19 requires additional disclosures for defined benefit plans. These disclosures, among others, include the following: (a) a description of the risks to which the plan exposes the entity, focused on any unusual, entity-specific or plan-specific risks, and of any significant concentrations of risk; (b) a sensitivity analysis for each significant actuarial assumption including the methods and assumptions used in preparing the sensitivity analysis and any changes and reasons for such changes from the previous period in the methods and assumptions used; (c) a description of any asset-liability matching strategies used by the plan or the entity, including the use of annuities and other techniques, such as longevity swaps, to manage risk; (d) a description of funding arrangements, including the funding policy of the defined benefit plan; (e) expected contributions for the next annual reporting period; and (f) information about the maturity profile of the defined benefit obligation, including but not limited to weighted average duration of the defined benefit obligation.

Revised IAS 27, Separate Financial Statements. As a consequence of the new IFRS 10 and IFRS 12, IAS 27 is now limited to accounting for investments in subsidiaries, joint ventures and associates when an entity elects, or is required by local regulations, to present separate financial statements.

This revised standard has no impact on our financial position or performance.

Revised IAS 28, Investments in Associates and Joint Ventures. Superseding IAS 28, Investments in Associates, is IAS 28, Investments in Associates and Joint Ventures, which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This revised standard has no impact on our financial position or performance.

Amendments to IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that may not be reclassified at any point in time. The amendment solely affects presentation and therefore has no impact on our financial position or performance.

Improvements to IFRS

The annual improvements to IFRS contain non-urgent but necessary amendments to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2013 and to be applied retrospectively.

IFRS 1, First-time Adoption of International Financial Reporting Standards. The amendments clarify that an entity that has stopped applying IFRS may choose to either: (a) re-apply IFRS 1, even if the entity applied IFRS 1 in a previous reporting period; or (b) apply IFRS retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to resume reporting under IFRS. It also clarifies that upon adoption of IFRS, an entity that capitalized borrowing costs in accordance with its previous generally accepted accounting principles may carryforward, without adjustment, the amount previously capitalized in its opening statement of financial position at the date of transition. Such borrowing costs are then recognized in accordance with IAS 23, Borrowing Costs. The amendment has no impact on our financial position or performance, as we are not a first-time adopter of IFRS.

IAS 1, Presentation of Financial Statements – Clarification of the Requirements for Comparative Information. The amendment requires an entity to present a: (a) comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period; and (b) opening statement of financial position (known as the “third balance sheet”) when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement will be at the beginning of the preceding period. The amendment has no impact on our financial position or performance.

IAS 16, Property, Plant and Equipment – Classification of Servicing Equipment. The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The improvement has no impact on our financial position or performance.

IAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply requirements in IAS 12, Income Taxes, to any income tax arising from distributions to equity holders. The amendment has no impact on our financial position or performance.

IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities. The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirement in IFRS 8, Operating Segments. The amendment has no impact on our financial position or performance.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

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

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39, Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss or as a change in other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in the form of negative goodwill is recognized in profit or loss.

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

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

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

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control or joint control over those policies. The existence of significant influence is presumed to exist when we hold between 20% and 50% of the voting power of another entity. Significant influence is also exemplified when we have: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Associates.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements: (1) statement of comprehensive income; and (2) statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or has made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

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

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, same as investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control and provided that the former joint venture does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, FECL Group, Piltel International Holdings Corporation, or PIHC, PLDT Global and certain of its subsidiaries, PGNL, DCPL, and certain subsidiaries of Chikka is the U.S. dollar; the functional currency of SHPL, TPL, 3rd Brand, CPL and CITP Singapore Pte. Ltd., or CISP, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of BayanTrade (Malaysia) Sdn Bhd., or BTMS, is the Malaysian ringgit; and the functional currency of PT Columbus IT Indonesia, or PTCI, is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

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

Property, plant and equipment and intangible assets once classified as held-for-sale are neither depreciated nor amortized.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income – net” for non-derivative financial assets. Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

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

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL.

Our financial assets at FVPL include portions of short-term investments and short-term currency swap as at December 31, 2013, and portion of short-term investments as at December 31, 2012, and long-term swap portion and portion of short-term investments as at January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include trade and other receivables, portions of investment in debt securities and other short-term and long-term investments, and portions of advances and other noncurrent assets as at December 31, 2013 and 2012, and January 1, 2012. See Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

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

Our HTM investments include portion of investment in debt securities and other long-term investments as at December 31, 2013 and 2012, and January 1, 2012. See Note 11 – Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.
We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2013 and 2012, and January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income – net” for non-derivative financial liabilities.

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

Our financial liabilities at FVPL include long-term principal only currency swaps and interest rate swaps as at December 31, 2013 and 2012, and January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2013 and 2012, and January 1, 2012. See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

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

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

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

Other subscribers

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

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost less any impairment loss on that investment previously recognized in our consolidated income statement and the current fair value. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

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

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, short-term currency swaps, forward foreign exchange contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

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

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

We do not have financial instruments designated as fair value hedges as at December 31, 2013 and 2012, and January 1, 2012.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

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

We use an equity forward contract to hedge the sale of Philweb Corporation, or Philweb, shares. We also use interest rate swaps and forward foreign exchange contracts to hedge our risks associated with fluctuations in interest rates and foreign currency exchange rates, respectively. See Note 27 – Financial Assets and Liabilities – ePLDT Group.

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

We do not have derivative financial instruments designated as hedges of a net investment in foreign operation as at December 31, 2013 and 2012, and January 1, 2012.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

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

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the period such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and are adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use have been completed, and the property, plant and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the period shall not exceed the amount of borrowing costs incurred during that period.

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

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

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

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

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

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments, certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e. free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit and network usages is recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

Value-Added Services, or VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

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

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

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

Retirement costs comprise the following:

•	Service cost;

•	Net interest on the net defined benefit obligation or asset; and

•	Remeasurements of net defined benefit obligation or asset

Service cost which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as part of compensation and employee benefits account in the consolidated income statements.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit liability or asset. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they arise. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries accounts for its retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plan are recognized in profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in profit or loss. See Note 25 – Employee Benefits – Other Long-term Employee Benefits for more details.

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

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) where receivables and payables are stated with the amount of VAT included.

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

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by IFRSs.

New Accounting Standards and Amendments and Interpretations to Existing Standards Effective Subsequent to December 31, 2013

We will adopt the following standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these standards, amendments and interpretations to IFRS to have a significant impact on our consolidated financial statements.

Effective 2014

Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entities. These amendments are effective for annual periods beginning on or after January 1, 2014. They provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is expected that this amendment would not be relevant to us since none of our investees would qualify to be an investment entity under IFRS 10.

Amendments to IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting are expected to impact leverage ratios and regulatory capital requirements. The amendments to IAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to IAS 32 on our financial position or performance.

Amendments to IAS 36, Recoverable Amount of Disclosures for Non-Financial Assets. These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which IFRS 13 is not applied. The amendments affect disclosures only and will have no impact on our financial position or performance.

IFRIC Interpretation 21, Levies. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The interpretation is effective for annual periods beginning on or after January 1, 2014. The interpretation has no significant impact on our financial position or performance.

Amendments to IAS 39, Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. We have not novated our derivatives during the current period. However, these amendments would be considered for future novations.

Effective Subsequent 2014

IFRS 9, Financial Instruments: Classification and Measurement. IFRS 9, as issued, reflects the first and third phases of the project to replace IAS 39 and applies to the classification and measurement of financial assets and financial liabilities and hedge accounting, respectively. Work on the second phase, which relate to impairment of financial instruments, and the limited amendments to the classification and measurement model is still on-going, with a view to replace IAS 39 in its entirety. IFRS 9 requires all financial to be measured at fair value at initial recognition. A debt financial asset may, if the fair value option, or FVO, is not invoked, be subsequently measured at amortized cost if it is held within a business model that has the objective to hold the assets to collect the contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at FVPL. All equity financial assets are measured at fair value either through other comprehensive income or profit or loss. Equity financial assets held-for-trading must be measured at FVPL. For liabilities designated as at FVPL using the fair value option, the amount of change in the fair value of a financial liability that is attributable to changes in credit risk must be presented in other comprehensive income. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change relating to the entity’s own credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. All other IAS 39 classification and measurement requirements for financial liabilities have been carried forward to IFRS 9, including the embedded derivative bifurcation rules and the criteria for using the FVO. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will potentially have no impact on the classification and measurement of financial liabilities.

On hedge accounting, IFRS 9 replaces the rules-based hedge accounting model of IAS 39 with a more principles-based approach. Changes include replacing the rules-based hedge effectiveness test with an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship; allowing risk components to be designated as the hedged item, not only for financial items, but also for non-financial items, provided that the risk component is separately identifiable and reliably measurable; and allowing the time value of an option, the forward element of a forward contact and any foreign currency basis spread to be excluded from the designation of a financial instrument as the hedging instrument and accounted for as costs of hedging. IFRS 9 also requires more extensive disclosures for hedge accounting.

IFRS 9 currently has no mandatory effective date. IFRS 9 may be applied before the completion of the limited amendments to the classification and measurement model and impairment methodology. We will not adopt the standard before the completion of the limited amendments and the second phase of the project.

IAS 40, Investment Property. The amendment clarifies the inter-relationship between IFRS 3 and IFRS 40 when classifying property as investment property or owner-occupied property. The amendment stated that judgment is needed when determining whether the acquisition of investment property is the acquisition of an asset or a group of assets or a business combination within the scope of IFRS 3. This judgment is based on the guidance of IFRS 3. This amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position or performance.

Amendments to IAS 19, Employee Benefits – Defined Benefit Plans: Employee Contributions. The amendments apply to contributions from employees or third parties to defined benefit plans. Contributions that are set out in the formal terms of the plan shall be accounted for as reductions to current service costs if they are linked to service or as part of the remeasurements of the net defined benefit asset or liability if they are not linked to service. Contributions that are discretionary shall be accounted for as reductions of current service cost upon payment of these contributions to the plans. The amendments to IAS 19 are to be retrospectively applied for annual periods beginning on or after July 1, 2014. The amendments do not apply to us since our employees are not required to make contributions to the Plan.

Improvement to IFRS

The Annual Improvements to IFRSs (2010-2012 Cycle) contain non-urgent but necessary amendments to the following standards:

IFRS 2, Share-based Payment – Definition of Vesting Condition. The amendment revised the definitions of vesting condition and market condition and added the definitions of performance condition and service condition to clarify various issues. This amendment shall be prospectively applied to share-based payment transactions for which the grant date is on or after July 1, 2014. This amendment does not apply to us as we have no share-based payments.

IFRS 3, Business Combinations – Accounting for Contingent Consideration in a Business Combination. The amendment clarifies that a contingent consideration that meets the definition of a financial instrument should be classified as a financial liability or as equity in accordance with IAS 32. Contingent consideration that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 (or IAS 39, if IFRS 9 is not yet adopted). The amendment shall be prospectively applied to business combinations for which the acquisition date is on or after July 1, 2014. We shall consider this amendment for future business combinations.

IFRS 8, Operating Segments – Aggregation of Operating Segments and Reconciliation of the Total of the Reportable Segments’ Assets to the Entity’s Assets. The amendments require entities to disclose the judgment made by management in aggregating two or more operating segments. This disclosure should include a brief description of the operating segments that have been aggregated in this way and the economic indicators that have been assessed in determining that the aggregated operating segments share similar economic characteristics. The amendments also clarify that an entity shall provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if such amounts are regularly provided to the chief operating decision maker. These amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no impact on our financial position or performance.

IFRS 13, Fair Value Measurement – Short-term Receivables and Payables. The amendment clarifies that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

IAS 16, Property, Plant and Equipment – Revaluation Method – Proportionate Restatement of Accumulated Depreciation. The amendment clarifies that, upon revaluation of an item property, plant and equipment, the carrying amount of the asset shall be adjusted to the revalued amount, and the asset shall be treated in one of the following ways: (a) the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated depreciation at the date of revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account any accumulated impairment losses; and (b) the accumulated depreciation is eliminated against the gross carrying amount of the asset.

The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendment has no impact on our financial position or performance.

IAS 24, Related Party Disclosures – Key Management Personnel. The amendments clarify that an entity is a related party of the reporting entity if the said entity, or any member of a group for which it is a part of, provides key management personnel services to the reporting entity or to the parent company of the reporting entity. The amendments also clarify that a reporting entity that obtains management personnel services from another entity (also referred to as management entity) is not required to disclose the compensation paid or payable by the management to its employees or directors. The reporting entity is required to disclose the amounts incurred for the key management personnel services provided by a separate management entity. The amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no impact on our financial position or performance.

IAS 38, Intangible Assets – Revaluation Method – Proportionate Restatement of Accumulated Amortization. The amendments clarify that, upon revaluation of an intangible asset, the carrying amount of the asset shall be adjusted to the revalued amount, and the asset shall be treated in one of the following ways: (a) the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated amortization at the date of revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account any accumulated impairment losses; and (b) the accumulated amortization is eliminated against the gross carrying amount of the asset.

The amendments also clarify that the amount of the adjustment of the accumulated amortization should form part of the increase or decrease in the carrying amount accounted for in accordance with the standard.

The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendments have no impact on our financial position or performance.

The Annual Improvements to IFRS (2011-2013 Cycle) contain non-urgent but necessary amendments to the following standards:

IFRS 1, First-time Adoption of International Financial Reporting Standards – Meaning of “Effective IFRSs”. The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but that permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment is not applicable to us as we are not a first-time adopter of IFRS.

IFRS 3, Business Combinations – Scope Exceptions for Joint Arrangements. The amendment clarifies that IFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively.

IFRS 13, Fair Value Measurement – Portfolio Exception. The amendment clarifies that the portfolio exception in IFRS 13 can be applied to financial assets, financial liabilities and other contracts. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position and performance.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares was executed in four tranches, and was completed by December 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at December 31, 2012. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for: (a) SMHC, SMI, FECL Group, Piltel International Holdings Corporation, PLDT Global and certain of its subsidiaries, PGNL, DCPL, and certain subsidiaries of Chikka, which use the U.S. dollar; (b) SHPL, TPL, 3rd Brand, CPL and CISP, which use the Singapore dollar; (c) CCCBL, which use the Chinese renminbi; (d) BTMS, which use the Malaysian ringgit; and (e) PTCI, which use the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php6,041 million, Php5,860 million and Php3,938 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php86 million, Php263 million and Php224 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total finance lease obligations from continuing operations amounted to Php11 million, Php18 million and Php14 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php7 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV. Satventures is a wholly-owned subsidiary of MediaQuest and Cignal TV is a wholly-owned subsidiary of Satventures. ePLDT’s investments in PDRs are part of our overall strategy to broaden our distribution platform and increase our ability to deliver multi-media content. On September 27, 2013, the Satventures and Cignal TV PDRs were issued and provided ePLDT a 40% economic interest each in the common shares of Satventures and Cignal TV, or an aggregate of 64% economic interest in Cignal TV.

Based on our judgment, ePLDT’s investments in PDRs give ePLDT a significant influence over Satventures and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php9,522 million as at December 31, 2013. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

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

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from colocation of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

See Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

Total asset impairment on noncurrent assets from continuing operations amounted Php2,143 million, Php2,896 million and Php8,514 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2013 and 2012 and Php3 million for the year ended December 31, 2011. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of each item of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php30,304 million, Php32,354 million and Php27,539 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php153 million, Php466 million and Php418 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php192,665 million, Php200,078 million and Php200,142 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php1,529 million as at December 31, 2012.

Estimating useful lives of intangible assets with finite life

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

The total amortization of intangible assets from continuing operations with finite life amounted to Php1,020 million, Php921 million and Php117 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php55 million, Php180 million and Php147 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total carrying values of intangible assets with finite life from continuing operations amounted to Php7,286 million, Php7,505 million and Php8,698 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php354 million as at December 31, 2012.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets.

Goodwill and intangible assets with indefinite useful life

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

Total carrying values of goodwill and intangible assets with indefinite useful life from continuing operations amounted to Php66,632 million, Php66,745 million and Php74,605 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php6,679 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php12,426 million, Php15,351 million and Php16,098 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,496 million, Php3,655 million and Php4,240 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php4,401 million, Php919 million and Php1,174 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php30 million, Php28 million and Php275 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total consolidated net deferred income tax assets from continuing operations amounted to Php14,181 million, Php7,225 million and Php5,117 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php212 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php3,171 million, Php2,175 million and Php1,543 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php2 million, Php3 million and Php6 million for the years ended December 31, 2013, 2012 and 2011, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php17,564 million, Php16,379 million and Php16,245 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php2,704 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php856 million, Php584 million and Php570 million for the years ended December 31, 2013, 2012 and 2011, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php9 million, Php170 million and Php8 million for the years ended December 31, 2013, 2012 and 2011, respectively. The prepaid benefit costs from continuing operations amounted to Php199 million, Php1,625 million and Php8,626 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The accrued benefit costs from continuing operations amounted to Php10,310 million, Php492 million and Php438 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php206 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDTGroup, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2013 and 2012 amounted to Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php3,129 million and Php1,491 million as at December 31, 2013 and 2012, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,144 million, Php2,543 million and Php2,107 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of financial assets and liabilities as at December 31, 2013 amounted to Php4,965 million and Php115,885 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php6,782 million and Php134,036 million, respectively. Total fair values of financial assets and liabilities as at January 1, 2012 amounted to Php8,766 million and Php119,410 million, respectively. See Note 27 – Financial Assets and Liabilities.

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

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart, CURE and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Voyager and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 8% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI, AGS Group and Curo; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PGIH, PGIC and PCEV, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

As at December 31, 2013, our chief operating decision maker categorizes our business activities into three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012. The results of operations of our BPO business for the four months ended April 30, 2013 and for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

The chief operating decision maker monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or Adjusted EBITDA; Adjusted EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in the consolidated financial statements.

Adjusted EBITDA for the year is measured as net income from continuing operations excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

Adjusted EBITDA margin for the year is measured as Adjusted EBITDA from continuing operations divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

Adjusted EBITDA, Adjusted EBITDA margin, core income and core EPS are non-IFRS measures.

The amount of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in the consolidated financial statement, which is in accordance with IFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2013
Revenues
External customers	117,615	50,716	—	—	168,331
Service revenues (Note 3)	114,971	49,081	—	—	164,052
Non-service revenues (Notes 3 and 5)	2,644	1,635	—	—	4,279
Inter-segment transactions	1,708	12,851	—	(14,559)	—
Service revenues (Note 3)	1,708	12,789	—	(14,497)	—
Non-service revenues (Notes 3 and 5)	—	62	—	(62)	—

Total revenues	119,323	63,567	—	(14,559)	168,331

Results
Depreciation and amortization (Notes 3 and 9)	16,358	13,946	—	—	30,304
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	3,918	1,625	—	—	5,543
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(54)	(86)	2,882	—	2,742
Interest income (Note 5)	324	392	249	(33)	932
Financing costs – net (Notes 5, 9, 20 and 27)	3,232	3,390	—	(33)	6,589
Provision for (benefit from) income tax (Notes 3 and 7)	8,862	(698)	84	—	8,248
Net income / Segment profit	21,921	7,809	3,508	146	35,453
Continuing operations	21,921	7,809	3,508	146	33,384
Discontinued operations (Notes 2 and 8)	—	—	—	—	2,069
Adjusted EBITDA from continuing operations	54,703	22,274	(5)	580	77,552
Adjusted EBITDA margin	47%	36%	—	(4%)	47%
Core income	26,499	9,061	3,110	146	38,717
Continuing operations	26,499	9,061	3,110	146	38,816
Discontinued operations	—	—	—	—	(99)

Assets and liabilities
Operating assets	195,212	172,293	15,522	(38,880)	344,147
Investments in associates, joint ventures and deposits (Notes 3, 5 and 10)	—	11,685	29,625	—	41,310
Deferred income tax assets – net (Notes 3 and 7)	999	13,182	—	—	14,181

Total assets	196,211	197,160	45,147	(38,880)	399,638

Operating liabilities	133,977	143,891	1,220	(21,213)	257,875
Deferred income tax liabilities – net (Notes 3 and 7)	3,591	819	27	—	4,437

Total liabilities	137,568	144,710	1,247	(21,213)	262,312

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	17,092	11,746	—	—	28,838

December 31, 2012(1, 2)
Revenues
External customers	114,260	48,773	—	—	163,033
Service revenues (Note 3)	112,107	47,631	—	—	159,738
Non-service revenues (Notes 3 and 5)	2,153	1,142	—	—	3,295
Inter-segment transactions	1,672	11,473	—	(13,145)	—
Service revenues (Note 3)	1,672	11,440	—	(13,112)	—
Non-service revenues (Notes 3 and 5)	—	33	—	(33)	—

Total revenues	115,932	60,246	—	(13,145)	163,033

Results
Depreciation and amortization (Notes 3 and 9)	19,000	13,354	—	—	32,354
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	4,218	1,068	—	—	5,286
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(78)	108	1,508	—	1,538
Interest income (Note 5)	565	713	76	—	1,354
Financing costs – net (Notes 5, 9, 20 and 27)	2,683	4,193	—	—	6,876
Provision for (benefit from) income tax (Notes 3 and 7)	8,094	(51)	7	—	8,050
Net income / Segment profit	25,014	5,740	4,333	469	36,099
Continuing operations	25,014	5,740	4,333	469	35,556
Discontinued operations (Notes 2 and 8)	—	—	—	—	543
Adjusted EBITDA from continuing operations	54,480	20,089	(18)	837	75,388
Adjusted EBITDA margin	48%	34%	—	(6%)	47%
Core income	25,694	5,769	4,424	469	36,907
Continuing operations	25,694	5,769	4,424	469	36,356
Discontinued operations	—	—	—	—	551

Assets and liabilities
Operating assets	202,494	182,223	9,979	(36,933)	357,763
Investments in associates, joint ventures and deposits (Notes 3, 5 and 10)	54	6,222	20,801	—	27,077
Deferred income tax assets – net (Notes 3 and 7)	754	6,471	—	—	7,225
Assets classified as held-for-sale (Notes 2, 3 and 10)	—	638	—	—	13,750

Total assets	203,302	195,554	30,780	(36,933)	405,815

Operating liabilities	134,524	138,338	4,788	(25,893)	251,757
Deferred income tax liabilities – net (Notes 3 and 7)	4,918	795	—	—	5,713
Liabilities directly associated with assets classified as held-for-sale (Note 2)	—	—	—	—	2,611

Total liabilities	139,442	139,133	4,788	(25,893)	260,081

Other segment information(1)
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	22,058	13,726	—	—	36,396
Continuing operations	22,058	13,726	—	—	35,784
Discontinued operations	—	—	—	—	612

December 31, 2011(1, 2)
Revenues
External customers	102,043	46,436	—	—	148,479
Service revenues (Note 3)	100,574	45,260	—	—	145,834
Non-service revenues (Notes 3 and 5)	1,469	1,176	—	—	2,645
Inter-segment transactions	1,495	11,854	—	(13,349)	—
Service revenues (Note 3)	1,495	11,836	—	(13,331)	—
Non-service revenues (Notes 3 and 5)	—	18	—	(18)	—

Total revenues	103,538	58,290	—	(13,349)	148,479

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
Results
Depreciation and amortization (Notes 3 and 9)	14,295	13,244	—	—	27,539
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	9,197	1,003	—	—	10,200
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(115)	307	1,843	—	2,035
Interest income (Note 5)	677	590	90	—	1,357
Financing costs – net (Notes 5, 9, 20 and 27)	2,744	3,710	—	—	6,454
Provision for income tax (Notes 3 and 7)	8,429	2,303	2	—	10,734
Net income / Segment profit	22,366	5,847	1,985	153	31,218
Continuing operations	22,366	5,847	1,985	153	30,351
Discontinued operations (Notes 2 and 8)	—	—	—	—	867
Adjusted EBITDA from continuing operations	55,433	22,382	(11)	421	78,225
Adjusted EBITDA margin	54%	39%	—	3%	54%
Core income	29,903	5,310	2,461	153	38,616
Continuing operations	29,903	5,310	2,461	153	37,827
Discontinued operations	—	—	—	—	789

Assets and liabilities
Operating assets	172,259	256,644	9,982	(73,283)	365,602
Investments in associates, joint ventures and deposits (Notes 3, 5 and 10)	—	1,272	16,593	—	17,865
Deferred income tax assets – net (Notes 3 and 7)	1,071	3,820	—	—	4,891
Discontinued operations (Note 2)	—	—	—	—	13,434

Total assets	173,330	261,736	26,575	(73,283)	401,792

Operating liabilities	133,030	127,642	754	(24,179)	237,247
Deferred income tax liabilities – net (Notes 3 and 7)	1,158	1,363	—	4,450	6,971
Discontinued operations (Note 2)	—	—	—	—	3,328

Total liabilities	134,188	129,005	754	(19,729)	247,546

Other segment information(1)
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	17,152	13,654	1	—	31,207
Continuing operations	17,152	13,654	1	—	30,807
Discontinued operations	—	—	—	—	400

(1)

As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2013, 2012 and 2011:

	2013	2012(1)	2011(1, 2)
	(in million pesos)
Adjusted EBITDA from continuing operations	77,552	75,388	78,225
Add (deduct) adjustments to continuing operations:
Other income – net (Notes 2 and 18)	4,113	5,813	2,626
Equity share in net earnings of associates and joint ventures (Note 10)	2,742	1,538	2,035
Interest income (Notes 2, 5, 11 and 15)	932	1,354	1,357
Gains (losses) on derivative financial instruments – net (Notes 2 and 27)	511	(2,009)	201
Amortization of intangible assets (Notes 3 and 14)	(1,020)	(921)	(117)
Retroactive effect of adoption of Revised IAS 19 (Note 2)	(1,269)	1,287	—
Asset impairment on noncurrent assets (Notes 3 and 5)	(2,143)	(2,896)	(8,514)
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(2,893)	3,282	(735)
Financing costs – net (Notes 2, 5, 9, 20 and 27)	(6,589)	(6,876)	(6,454)
Provision for income tax (Notes 2, 3 and 7)	(8,248)	(8,050)	(10,734)
Depreciation and amortization (Notes 3 and 9)	(30,304)	(32,354)	(27,539)

Total adjustments	(44,168)	(39,832)	(47,874)

Net income from continuing operations	33,384	35,556	30,351
Net income from discontinued operations (Notes 2 and 8)	2,069	543	867

Consolidated net income	35,453	36,099	31,218

(1)

As adjusted to reflect the adjustments on the application of the Revised IAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s Adjusted EBITDA for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2013, 2012 and 2011:

	2013	2012(1)	2011(1, 2)
	(in million pesos)
Core income from continuing operations	38,816	36,356	37,827
Core income from discontinued operations	(99)	551	789

Consolidated core income	38,717	36,907	38,616
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	816	(1,689)	564
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	59	(91)	(476)
Net income (loss) attributable to noncontrolling interests	33	(49)	(60)
Casualty losses due to typhoon “Yolanda”	(878)	—	—
Retroactive effect of adoption of Revised IAS 19 (Note 2)	(1,269)	1,287	—
Asset impairment (Notes 3, 5 and 9)	(2,143)	(2,896)	(8,514)
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(2,893)	3,282	(741)
Net tax effect of aforementioned adjustments	843	(644)	1,608
Others	—	—	143

Total adjustments	(5,432)	(800)	(7,476)

Adjustments to discontinued operations	2,168	(8)	78

Net income from continuing operations	33,384	35,556	30,351
Net income from discontinued operations (Notes 2 and 8)	2,069	543	867

Consolidated net income	35,453	36,099	31,218

(1)

As adjusted to reflect the adjustments on the application of the Revised IAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s core income for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holders of PLDT for the years ended December 31, 2013, 2012 and 2011:

	2013		2012(1)		2011(1, 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Core EPS from continuing operations	179.38	179.38	168.03	168.03	195.27	195.10
Core EPS from discontinued operations	(0.45)	(0.45)	2.55	2.55	4.12	4.12

Consolidated core EPS	178.93	178.93	170.58	170.58	199.39	199.22
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	2.65	2.65	(5.47)	(5.47)	2.06	2.06
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	0.27	0.27	(0.42)	(0.42)	(2.48)	(2.48)
Casualty losses due to typhoon “Yolanda”	(3.58)	(3.58)	—	—	—	—
Retroactive effect of adoption of Revised IAS 19 (Note 2)	(5.10)	(5.10)	5.18	5.18	—	—
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(9.61)	(9.61)	10.63	10.63	(2.68)	(2.67)
Asset impairment (Notes 3, 5 and 9)	(9.92)	(9.92)	(13.40)	(13.40)	(36.47)	(36.44)
Gain on disposal of investment and others	—	—	—	—	0.82	0.82

Total adjustments	(25.29)	(25.29)	(3.48)	(3.48)	(38.75)	(38.71)

Adjustments to discontinued operations	10.03	10.03	(0.03)	(0.03)	0.41	0.40

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	154.09	154.09	164.55	164.55	156.52	156.39
EPS from discontinued operations attributable to common equity holders of PLDT (Notes 2 and 8)	9.58	9.58	2.52	2.52	4.53	4.52

Consolidated EPS attributable to common equity holders of PLDT (Note 8)	163.67	163.67	167.07	167.07	161.05	160.91

(1)

As adjusted to reflect the adjustments on the application of the Revised IAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s core income for the period from October 26, 2011 to December 31, 2011.

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2013, 2012 and 2011:

	2013	2012(1)	2011(1)
	(in million pesos)
Wireless services
Service revenues:
Cellular	104,278	102,044	92,150
Broadband, satellite and others	10,693	10,063	8,424

	114,971	112,107	100,574
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	2,644	2,153	1,469

Total wireless revenues	117,615	114,260	102,043

Fixed line services
Service revenues:
Local exchange	16,173	16,357	15,616
International long distance	6,848	6,909	7,092
National long distance	4,205	4,678	5,218
Data and other network	21,077	18,975	16,426
Miscellaneous	778	712	908

	49,081	47,631	45,260
Non-service revenues:
Sale of computers	1,160	551	658
Point-product-sales	475	591	518

Total fixed line revenues	50,716	48,773	46,436

Total revenues from continuing operations	168,331	163,033	148,479

(1)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

For each of the years ended December 31, 2013, 2012 and 2011, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	3,804	2,704	2,127
Point-product-sales	475	591	518

(Note 4)	4,279	3,295	2,645

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(As Adjusted –Note 2)
	(in million pesos)
Salaries and other employee benefits	17,034	17,462	14,718
Manpower rightsizing program, or MRP	1,869	2,521	132
Incentive plans (Notes 3 and 25)	1,638	1,491	—
Pension benefit costs (Notes 3 and 25)	828	525	561

	21,369	21,999	15,411

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

Cost of Sales

Cost of sales for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	11,380	8,074	4,851
Cost of point-product-sales	376	593	487
Cost of satellite air time and terminal units (Note 24)	50	80	105

	11,806	8,747	5,443

Asset Impairment

Asset impairment for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	3,171	2,175	1,543
Property, plant and equipment (Notes 3 and 9)	2,142	2,881	8,470
Inventories and supplies (Notes 3 and 17)	229	215	143
Investments in associates and joint ventures (Notes 3 and 10)	1	—	44
Prepayment and others (Note 3)	—	15	—

	5,543	5,286	10,200

Interest Income

Interest income for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
	(in million pesos)
Interest income on other loans and receivables	790	1,310	1,321
Interest income on HTM investments (Note 11)	135	31	31
Interest income on FVPL	7	13	5

(Note 4)	932	1,354	1,357

Financing Costs – net

Financing costs – net for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	5,086	6,319	5,948
Accretion on financial liabilities (Notes 20 and 27)	1,541	1,053	1,037
Financing charges	383	418	117
Capitalized interest (Note 9)	(421)	(914)	(648)

(Note 4)	6,589	6,876	6,454

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains on available-for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive income (loss) – net of tax
	(in million pesos)
Balances as at January 1, 2013 (As Adjusted – Note 2)	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)
Other comprehensive income (loss)	802	(8)	(16)	(1)	(9,156)	1,020	(7,359)	(8)	(7,367)
Discontinued operations (Note 2)	(747)	—	12	—	—	—	(735)	—	(735)

Balances as at December 31, 2013	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)

Balances as at January 1, 2012 (As Adjusted – Note 2)	(1,014)	52	14	314	2,099	(10)	1,455	8	1,463
Revaluation increment removed from other comprehensive income taken to retained earnings	—	—	—	(105)	—	—	(105)	—	(105)
Other comprehensive income (loss)	(795)	23	92	31	(6,231)	—	(6,880)	(2)	(6,882)
Discontinued operations (Note 2)	2,250	—	(62)	—	(45)	—	2,143	—	2,143

Balances as at December 31, 2012 (As Adjusted – Note 2)	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)

Balances as at January 1, 2011 (As Adjusted – Note 2)	(1,639)	49	—	314	—	—	(1,276)	(1)	(1,277)
Other comprehensive income	625	3	14	—	2,099	(10)	2,731	9	2,740

Balances as at December 31, 2011 (As Adjusted – Note 2)	(1,014)	52	14	314	2,099	(10)	1,455	8	1,463

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted –Note 2)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	14,181	7,225	5,117
Net deferred income tax liabilities (Note 4)	(4,437)	(5,713)	(7,078)

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	3,623	(369)	(2,511)
Unearned revenues	2,980	2,305	2,726
Accumulated provision for doubtful accounts	2,597	2,379	2,466
Unamortized past service pension costs	2,312	2,244	2,124
Unrealized foreign exchange losses	1,548	970	111
Customer list	1,318	—	—
Derivative financial instruments	528	922	768
Provision for other assets	367	367	441
Accumulated write-down of inventories to net realizable values	205	135	198
NOLCO	130	145	326
Fixed asset impairment	125	24	1,469
MCIT	34	33	9
Capitalized taxes and duties – net of amortization	(5)	(65)	(125)
Undepreciated capitalized interest charges	(1,751)	(1,964)	(2,624)
Capitalized foreign exchange differential – net of depreciation	—	(100)	(231)
Others	170	199	(30)

Total deferred income tax assets	14,181	7,225	5,117

Net deferred income tax liabilities:
Intangible assets – net of amortization	3,182	3,607	3,725
Unrealized foreign exchange gains	675	2,049	1,756
Unamortized fair value adjustment on fixed assets from business combinations	644	687	997
Undepreciated capitalized interest charges	9	82	582
Debt issuance costs	—	(3)	—
Fixed asset impairment	—	(28)	—
Others	(73)	(681)	18

Total deferred income tax liabilities	4,437	5,713	7,078

Changes in our consolidated net deferred income tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
		(As Adjusted – Note 2)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	7,225	5,117
Net deferred income tax liabilities – balance at beginning of the year (Notes 3 and 4)	(5,713)	(7,078)

Net balance at beginning of the year	1,512	(1,961)
Movement charged directly to other comprehensive income	3,833	2,682
Benefit from deferred income tax (Note 3)	4,401	947
Discontinued operations (Note 2)	—	(65)
Others	(2)	(91)

Net balance at end of the year	9,744	1,512

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	14,181	7,225
Net deferred income tax liabilities – balance at end of the year (Notes 3 and 4)	(4,437)	(5,713)

The analysis of our consolidated net deferred income tax assets as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	13,181	7,135	8,505
Deferred income tax assets to be recovered within 12 months	3,283	2,820	2,541

	16,464	9,955	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,645)	(2,040)	(5,159)
Deferred income tax liabilities to be settled within 12 months	(638)	(690)	(770)

	(2,283)	(2,730)	(5,929)

Net deferred income tax assets (Notes 3 and 4)	14,181	7,225	5,117

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	58	835	—
Deferred income tax assets to be recovered within 12 months	15	263	274

	73	1,098	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,005)	(6,173)	(6,982)
Deferred income tax liabilities to be settled within 12 months	(505)	(638)	(370)

	(4,510)	(6,811)	(7,352)

Net deferred income tax liabilities (Notes 3 and 4)	(4,437)	(5,713)	(7,078)

Provision for (benefit from) corporate income tax from continuing operations for the years ended December 31, 2013, 2012 and 2011 consists of:

	2013	2012	2011
		(As Adjusted – Note 2)
	(in million pesos)
Current	12,649	8,969	11,908
Deferred (Note 3)	(4,401)	(919)	(1,174)

	8,248	8,050	10,734

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(As Adjusted – Note 2)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate:
Continuing operations	12,490	13,082	12,325
Discontinued operations (Note 2)	637	291	295

	13,127	13,373	12,620

Tax effects of:
Nondeductible expenses	235	1,372	520
Income not subject to income tax	(622)	(1,853)	(1,090)
Losses (income) subject to lower tax rate	(702)	(834)	412
Equity share in net earnings of associates and joint ventures	(822)	(461)	(610)
Income subject to final tax	(899)	(933)	(408)
Difference between OSD and itemized deductions	(1,397)	—	(1,578)
Net movement in unrecognized deferred income tax assets and other adjustments	(617)	(2,186)	986

	(4,824)	(4,895)	(1,768)

Actual provision for corporate income tax:
Continuing operations	8,248	8,050	10,734
Discontinued operations (Note 2)	55	428	118

	8,303	8,478	10,852

In accordance with Republic Act 9504 as implemented by Revenue Regulations No. 16-2008, corporations may elect a standard deduction in an amount equivalent to 40% of gross income in lieu of the itemized allowed deductions.

For taxable year 2013, Smart opted to use OSD method in computing its taxable income. In line with this, certain deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,496 million, Php3,655 million and Php4,240 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets and Liabilities.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Fixed asset impairment	20,507	23,881	29,029
Provisions for other assets	5,694	8,303	6,532
Unearned revenues	6,529	5,023	893
Accumulated provision for doubtful accounts	3,765	3,177	4,113
NOLCO	2,085	8,741	11,372
Asset retirement obligation	537	902	627
MCIT	382	133	133
Pension and other employee benefits	362	155	127
Accumulated write-down of inventories to net realizable values	191	167	270
Derivative financial instruments	130	132	155
Unrealized foreign exchange losses	34	28	22
Operating lease and others	314	217	76

	40,530	50,859	53,349

Unrecognized deferred income tax assets (Note 3)	12,426	15,351	16,098

As at December 31, 2013, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient future taxable income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php12,172 million, Php15,098 million and Php14,766 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2013 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2011	December 31, 2014	61	233
December 31, 2012	December 31, 2015	107	269
December 31, 2013	December 31, 2016	248	2,017

		416	2,519

Consolidated tax benefits		416	756
Consolidated unrecognized deferred income tax assets		(382)	(626)

Consolidated recognized deferred income tax assets		34	130

The excess MCIT totaling Php416 million as at December 31, 2013 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php9 million, Php37 million and Php446 million for the years ended December 31, 2013, 2012 and 2011, respectively. The amount of expired portion of excess MCIT amounted to Php11 million, Php8 million and Php16 million for the years ended December 31, 2013, 2012 and 2011, respectively.

NOLCO totaling Php2,519 million as at December 31, 2013 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php6,643 million, Php3,989 million and Php827 million for the years ended December 31, 2013, 2012 and 2011, respectively. The amount of expired portion of excess NOLCO amounted to Php23 million, Php425 million and Php330 million for the years ended December 31, 2013, 2012 and 2011, respectively.

There are no income tax consequences attached to the payment of dividends in 2013, 2012 and 2011 by the PLDT Group to its shareholders.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as a Subic Bay Freeport Enterprise, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

SeMI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SeMI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009. SeMI availed Php1 million tax incentive in December 2011. However, SeMI is in a net loss position in December 2013 and 2012, hence, no tax incentives were availed from the registration with the Economic Zone.

On July 23, 2013, PEZA approved IPCDSI’s application for pioneer status as an Ecozone IT enterprise. IPCDSI was granted a three-year ITH for its expansion project up to June 29, 2015, among others. Income from its IT operations shall be covered by the 5% gross income tax incentive, in lieu of all national and local taxes, including additional deductions for training expenses.

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

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php39 million, Php190 million and Php1,136 million for the years ended December 31, 2013, 2012 and 2011, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011
			(As Adjusted – Note 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from: Continuing operations	33,351	33,351	35,605	35,605	30,411	30,411
Discontinued operations (Notes 2 and 4)	2,069	2,069	543	543	867	867

Consolidated net income attributable to common shares (Note 4)	35,420	35,420	36,148	36,148	31,278	31,278
Dividends on preferred shares (Note 19)	(60)	(60)	(52)	(52)	(458)	(458)

Consolidated net income attributable to common equity holders of PLDT	35,360	35,360	36,096	36,096	30,820	30,820

	(in thousands, except per share amounts which are in pesos)

Outstanding common shares at beginning of the year	216,056	216,056	214,436	214,436	186,756	186,756
Effect of issuance of common shares during the year (Note 19)	—	—	1,619	1,619	4,613	4,613

Effect of mandatory tender offer for all remaining Digitel shares	—	—	—	—	—	164

Weighted average number of common shares	216,056	216,056	216,055	216,055	191,369	191,533

EPS from continuing operations (Note 4)	154.09	154.09	164.55	164.55	156.52	156.39
EPS from discontinued operations (Notes 2 and 4)	9.58	9.58	2.52	2.52	4.53	4.52

EPS attributable to common equity holders of PLDT (Note 4)	Php163.67	Php163.67	Php167.07	Php167.07	Php161.05	Php160.91

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

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2013 and 2012 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at January 1, 2012
Cost	146,430	92,953	119,791	24,299	40,731	966	9,102	3,014	44,361	481,647
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	—	(281,505)

Net book value (Note 3)	59,483	20,585	51,318	12,583	7,850	—	1,226	2,736	44,361	200,142

Year Ended December 31, 2012
Net book value at beginning of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	—	1,226	2,736	44,361	200,142
Additions	2,750	415	8,879	562	2,549	—	387	2	21,144	36,688
Disposals/Retirements	(10)	(5)	(26)	(4)	(74)	—	—	(7)	—	(126)
Translation differences charged directly to cumulative translation adjustments	(2)	(10)	—	(15)	(49)	—	—	—	(7)	(83)
Acquisition through business combinations (Note 13)	112	104	—	45	6	—	—	—	—	267
Impairment losses recognized during the year (Note 5)	(5)	—	(2,876)	—	—	—	—	—	—	(2,881)
Reclassifications (Notes 12 and 17)	1,543	(321)	(3,452)	131	2,438	—	(65)	401	(253)	422
Transfers and others	8,000	4,045	4,227	449	990	—	47	—	(17,758)	—
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(11,380)	(4,130)	(9,678)	(1,493)	(5,606)	—	(532)	(1)	—	(32,820)
Discontinued operations (Note 2)	—	(155)	—	(340)	(694)	—	—	(165)	(175)	(1,529)

Net book value at end of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078

As at December 31, 2012
Cost	157,036	95,258	100,935	24,333	42,628	966	9,341	3,224	47,312	481,033
Accumulated depreciation, impairment and amortization	(96,545)	(74,730)	(52,543)	(12,417)	(35,218)	(966)	(8,278)	(258)	—	(280,955)

Net book value (Note 3)	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078

Year Ended December 31, 2013
Net book value at beginning of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078
Additions	2,456	583	5,331	333	1,908	—	627	437	16,802	28,477
Disposals/Retirements	(626)	(128)	(269)	(42)	(107)	—	(1)	(440)	(384)	(1,997)
Translation differences charged directly to cumulative translation adjustments	8	(3)	—	(3)	10	—	—	—	—	12
Impairment losses recognized during the year (Note 5)	(305)	—	(1,778)	—	(50)	—	(9)	—	—	(2,142)
Reclassifications (Notes 12 and 17)	21	64	1,086	(147)	(10)	—	—	(280)	(2,191)	(1,457)
Transfers and others	4,643	3,172	5,172	272	1,053	—	179	3	(14,494)	—
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,984)	(3,788)	(10,923)	(1,325)	(3,680)	—	(602)	(2)	—	(30,304)

Net book value at end of the year (Note 3)	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665

As at December 31, 2013
Cost	175,695	115,625	152,885	26,441	48,595	966	11,091	2,943	47,045	581,286
Accumulated depreciation, impairment and amortization	(118,991)	(95,197)	(105,874)	(15,439)	(42,061)	(966)	(9,834)	(259)	—	(388,621)

Net book value (Note 3)	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than the Philippine peso, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php421 million, Php914 million and Php648 million for the years ended December 31, 2013, 2012 and 2011, respectively. See Note 5 – Income and Expenses – Financing Costs, net. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php6,885 million, Php7,686 million and Php10,357 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The average interest capitalization rates used were approximately 5% each for the years ended December 31, 2013 and 2012, and 4% for the year ended December 31, 2011.

Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php80 million, Php353 million and Php837 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. Our net foreign exchange gains differences which qualified as deduction against borrowing costs amounted to Php80 million for the year ended December 31, 2013. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the years ended December 31, 2012 and 2011.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases, which amounted to Php18 million, Php22 million and Php6 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Wireless Network Equipment and Facilities

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from colocation of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

In 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart.

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

10.	Investments in Associates, Joint Ventures and Deposits

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Carrying value of investments in associates:
MediaQuest	9,522	—	—
Pacific Global One Aviation Co., Inc., or PG1	111	132	155
Digitel Crossing, Inc., or DCI	102	90	92
Philweb	—	—	1,025
Beta	—	—	—
ACeS International Limited, or AIL	—	—	—
Asia Netcom Philippines Corp., or ANPC	—	—	—

	9,735	222	1,272

Carrying value of investments in joint ventures:
Beacon Electric Asset Holdings, Inc., or Beacon	29,625	20,801	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	—	54	—
PLDT Italy S.r.l., or PLDT Italy	—	—	—

	29,625	20,855	16,593

Deposit for future PDRs subscription:
MediaQuest	1,950	6,000	—

Total carrying value of investments in associates, joint ventures and deposits	41,310	27,077	17,865

Changes in the cost of investments and deposits for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	26,312	18,196
Additions during the year	5,557	8,843
Reclassification	5,440	—
Disposal during the year	(254)	—
Assets classified as held-for-sale	—	(712)
Translation and other adjustments	19	(15)

Balance at end of the year	37,074	26,312

Changes in the accumulated impairment losses for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	1,877	1,882
Translation and other adjustments	6	(5)

Balance at end of the year	1,883	1,877

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	2,642	1,551
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	2,742	1,538
Beacon	2,769	1,508
Beta	113	—
DCI	13	(2)
PG1	(21)	(26)
MPS	(54)	(78)
MediaQuest	(78)	—
Philweb	—	136
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	1,020	—
Disposals	253	—
Dividends	(405)	(33)
Assets classified as held-for-sale	—	(416)
Translation and other adjustments	(133)	2

Balance at end of the year	6,119	2,642

Investments in Associates

Investment in MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 602 thousand net subscribers as at December 31, 2013.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including minority positions in the three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs will provide ePLDT an aggregate of 64% economic interest in Cignal TV.

ePLDT’s deposit for future PDRs subscription amounted to Php1.95 billion for Hastings PDRs as at December 31, 2013 and Php6 billion for Cignal TV PDRs as at December 31, 2012.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which will increase ePLDT’s investment in Hastings PDRs from Php1.95 billion up to Php2.45 billion representing a 60% economic interest in Hastings. A new investor is expected to subscribe for a 40% economic interest in Hastings either directly through Hastings or PDRs to be issued by MediaQuest in relation to its interest in Hastings.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, MPIC and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed to 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million was booked as advances and shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation. PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

As at December 31, 2013, MPG, Philex, MPTC, MPIC and JSL own 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1; consequently, PLDT has accounted for its investment in PG1 as an investment in associate.

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased was Php23 million.

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

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in the associates’ operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

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

In May 2006, ePLDT subscribed to newly issued common shares of Philweb for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. The remaining Php75 million was paid in July 2012, as discussed below.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million.

On September 22, 2009, PSE approved the change in par value of Philweb shares from Php0.01 to Php1.00. Thus, the total number of shares subscribed by ePLDT was reduced to 332 million shares from 33,157 million shares.

The market value of ePLDT’s investment in Philweb amounted to Php5,093 million, based on quoted share price of Php15.36 as at January 1, 2012.

On April 19, 2012, Philweb approved the 20% stock dividend declaration payable on May 30, 2012 to stockholders of record as at May 4, 2012, thereby increasing ePLDT’s shares to 398 million shares.

On June 30, 2012, as a result of the committed plan of ePLDT to sell its interest over Philweb following a strategic review of the PLDT Group’s business, the investment in Philweb was reclassified as assets held-for-sale in accordance with IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. Consequently, the assets classified as held-for-sale was carried at the carrying value of the investment in Philweb, which is lower than the fair value less costs to sell of the Philweb shares.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. Based on the agreement, the sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. The first tranche, which was transacted on July 13, 2012, was for 93.5 million common shares for a purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed among Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche, which was for 93.5 million common shares for a purchase price of Php1 billion, was completed on October 19, 2012.

On June 13, 2013, the third tranche was paid for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the third tranche, or Php1 billion.

On December 13, 2013, the fourth tranche was paid for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the fourth tranche, or Php1.3 billion. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments – ePLDT Group.

The investment in Philweb with a remaining balance of Php638 million was classified as assets held-for-sale as at December 31, 2012. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

Investment of PLDT Global Investments Corporation, or PGIC, in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, and Beta, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 19.7% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. In June 2013, PGIC transferred 112 ordinary shares and 41,069 preferred shares to certain employees of Beta for a total consideration price of US$42 thousand. The equity interest of PGIC in Beta remained at 19.7% after the transfer with economic interest of 18.24%. See related discussion on Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries, or SPi Group.

The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php1,862 million was presented as part of investment in debt securities and other long-term investments in our consolidated statement of financial position as at December 31, 2013.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of ACeS Philippines in AIL

As at December 31, 2013, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

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

Unrecognized share in net income of AIL amounted to Php361 million, Php3 million and Php57 million for the years ended December 31, 2013, 2012 and 2011, respectively. Share in net cumulative losses amounting to Php1,412 million, Php2,005 million and Php2,035 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 27 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with IFRS for equity investees in which we have significant influence as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011:

	As at December 31,		As at January 1,
	2013	2012	2012
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	5,547	296	894
Current assets	2,563	610	912
Equity	(725)	(1,679)	(858)
Noncurrent liabilities	4,935	873	1,489
Current liabilities	3,900	1,712	1,175

	For the Years Ended		December 31,
	2013	2012	2011
	(in million pesos)
Income Statements:
Revenues	1,993	138	484
Expenses	1,865	158	249
Other income – net	216	5	16
Net income (loss)	344	(15)	251
Other comprehensive income	—	—	—
Total comprehensive income (loss)	344	(15)	251

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2013 and 2012, and January 1, 2012.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, Metro Pacific Investments Corporation, or MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective board of directors of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common shares with a par value of Php1 per share and 2,000 million preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash as further discussed below in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154.2 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

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

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same value. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

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

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php29,625 million, Php20,801 million and Php16,593 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million of its investment in Beacon preferred shares to MPIC for a total cash consideration of Php3,563 million which took effect on June 29, 2012. Because the Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million. This amount was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares, amounting to Php5,440 million and Php6,991 million was presented as part of available-for-sale financial investments in our consolidated statements of financial position as at December 31, 2012 and January 1, 2012, respectively.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of investment in Beacon preferred shares, from investment available-for-sale to strategic investment intended to generate safe and steady returns which PCEV intends to hold on to for the long-term, similar to its investment in common shares. As a result, the investment in Beacon preferred shares was reclassified from available-for-sale investments to investment in joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares amounted to Php6,250 million as at December 31, 2013.

Beacon’s Acquisition of Additional Meralco Shares

A summary of Beacon’s purchases of Meralco shares are shown below:

Date	Beneficial Ownership	Number of Shares	Nominal Value Per Share	Aggregate Cost*
		(in million pesos, except for nominal value per share)
Various dates in 2011	4.40%	49.9	—	14,310.0
January 2012	2.70%	30.0	295	9,103.8
November 2012	0.30%	3.2	263	841.7
December 2012	0.03%	0.3	249	89.5
July 19, 2013	0.89%	10.0	270	2,728.0
July 30, 2013	0.74%	8.3	291	3,207.0

*	Inclusive of transaction costs.

As at December 31, 2013, Beacon effectively owned 563 million Meralco common shares representing approximately 49.96% effective ownership in Meralco with a carrying value of Php123,322 million and market value of Php141,313 million based on quoted price of Php251 per share. As at December 31, 2012, Beacon effectively owned 545 million Meralco common shares representing approximately 48% effective ownership in Meralco with a carrying value of Php113,934 million and market value of Php142,245 million based on quoted price of Php261 per share. As at January 1, 2012, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost of Php168.5 million) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,441 million and Php17,835 million as at December 31, 2012 and January 1, 2012, respectively. The loan was prepaid in full on March 27, 2013.

On May 24, 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at January 1, 2012 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,780 million, Php10,856 million and Php3,897 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php5,000 million as at December 31, 2012. The loan was prepaid in full on August 1, 2013.

On February 6, 2013, Beacon entered into a Php17,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php18,000 million ten-year Corporate Notes Facility under a Facility Agreement dated March 22, 2010. The loan facility is divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest and principal payments starting May 27, 2013 with final repayment on March 27, 2023. The Tranche A bears a fixed interest rate based on the ten-year PDST-F plus a spread, subject to a floor rate. The Tranche B bears a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years. The outstanding balance of the facility amounted to Php16,872 million as at December 31, 2013.

On May 27, 2013, Beacon entered into a Forward Starting Interest Rate Swap, or Forward Starting IRS, to hedge the interest repricing risk on the outstanding balance of the Tranche B (Php14,715 million) by the end of the fifth year. The Forward Starting IRS will have a receive leg based on a rate which will be determined on March 26, 2018 and pay leg of 6.98% fixed rate that virtually matches the debt’s critical terms (i.e., benchmark rate and fixing date). The hedge is expected to be highly effective and such as Beacon designates the Forward Starting IRS as a cash flow hedge. The changes in fair value of the Forward Starting IRS will be deferred in equity under Beacon’s other comprehensive income (loss) reserve account.

On July 29, 2013, Beacon entered into a Php9,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php5,000 million ten-year corporate notes facility under a Facility Agreement dated November 9, 2011 and to partially finance the acquisition of the additional 18.3 million Meralco common shares. This facility was fully drawn on August 1, 2013 with semi-annual interest and principal payments starting July 31, 2013 with final repayment on July 31, 2023. The loan facility is divided into two tranches with the first tranche amounting to Php2,950 million (the “Tranche A”) and the second tranche amounting to Php6,050 million (the “Tranche B”). The outstanding balance of the facility amounted to Php8,933 million as at December 31, 2013.

On August 13, 2013, Beacon availed of two short-term notes from local banks, each with a principal sum of Php200 million. Both notes bear interest at a fixed rate equivalent to the higher of 4.5% per annum and the Bangko Sentral ng Pilipinas Overnight Reverse Repurchase Agreement Rate prevailing on the interest setting date plus 1%. Both notes were paid in full on November 13, 2013.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SeMI in MPS

In June 2010, SeMI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SeMI and MasterCard Asia, respectively. On November 9, 2010, SeMI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SeMI, respectively. On April 25, 2012, SeMI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SeMI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SeMI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SeMI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

On November 21, 2013, SeMI and MasterCard Asia executed a Stock Purchase Agreement wherein SeMI sold all of its shares in MPS totaling to approximately 6 million shares to MasterCard Asia for a purchase price of US$1.00. On the same date, both companies executed a Settlement Agreement wherein MPS agreed to settle its outstanding payables to SeMI as at August 31, 2013, after deducting SeMI’s 40% share in the net liabilities of MPS. The net settlement amount as at the cut-off date amounted to US$2.18 million. However, SeMI shall continue to be a supplier of MPS by virtue of their independent Contractor Services Agreement.

The carrying values of SeMI’s investment in MPS amounted to nil as at December 31, 2013 and January 1, 2012, and Php54 million as at December 31, 2012.

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

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at December 31, 2013 and 2012, and January 1, 2012. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2013 and 2012, and January 1, 2012.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011:

	As at December 31,		As at January 1,
	2013	2012	2012
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	124,717	113,934	103,960
Current assets	686	2,149	1,528
Equity	87,664	80,914	72,393
Noncurrent liabilities	35,556	32,896	21,732
Current liabilities	2,183	2,273	11,363

Additional Information:
Cash and cash equivalents	683	2,146	1,472
Current financial liabilities*	936	374	7,819
Noncurrent financial liabilities*	35,195	32,896	21,225

*	Excluding trade, other payables and provisions.

	For the Years Ended December 31,
	2013	2012	2011
	(in million pesos)
Income Statements:
Revenues – equity share in net earnings	8,017	7,359	4,832
Expenses	170	141	10
Interest income	28	94	37
Interest expense	2,369	2,570	1,932
Net income	5,450	4,396	2,850
Other comprehensive income	1,817	—	—
Total comprehensive income	7,267	4,396	2,850

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at December 31, 2013 and 2012, and January 1, 2012:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Beacon’s equity	87,664	80,887	72,393
Less: Cumulative dividends to preferred shares	(1,620)	—	—
Preferred shares	(23,146)	(23,146)	(23,146)

Net assets attributable to common shares	62,898	57,741	49,247
PCEV’s ownership interest	50%	50%	50%

Share in net assets of Beacon	31,449	28,871	24,624
Carrying value of investment in preferred shares	6,250	—	—
Purchase price allocation adjustments	(39)	(23)	16
Deferred gain on transfer of Meralco shares	(8,047)	(8,047)	(8,047)
Others	12	—	—

Carrying amount of interest in Beacon	29,625	20,801	16,593

The following table presents our aggregate share in the summarized financial information of our investments in individually immaterial joint ventures as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011:

	As at December 31,		As at January 1,
	2013	2012	2012
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	—	4	5
Current assets	4	83	58
Equity	4	50	13
Current liabilities	—	37	50

	For the Years Ended December 31,
	2013	2012	2011
	(in million pesos)
Income Statements:
Revenues	—	72	34
Expenses	1	72	76
Other expenses – net	—	104	84
Net loss	1	104	126
Other comprehensive income	—	—	—
Total comprehensive loss	1	104	126

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2013 and 2012, and January 1, 2012.

11.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Beta’s preferred shares (Note 10)	1,862	—	—
PSALM Bond	321	—	—
Security Bank Corporation, or Security Bank, Time Deposits	310	205	—
GT Capital Bond	150	—	—
Rizal Commercial Banking Corporation, or RCBC, Note	—	150	150
National Power Corporation, or NAPOCOR, Zero Coupon Bond	—	—	358

	2,643	355	508
Less current portion (Note 27)	—	150	358

Noncurrent portion (Note 27)	2,643	205	150

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of PGIC in Beta for the detailed discussion of our investment.

PSALM Bond

In April 2013, Smart purchased, at a premium, a PSALM Bond with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon of 7.25% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the effective interest rate method. Interest income recognized on the PSALM Bond amounted to Php9 million for the year ended December 31, 2013.

In August 2013, Smart purchased, at a premium, a PSALM Bond with face value of Php100 million maturing on April 22, 2015 with yield-to-maturity at 3.25% gross. The bond has a gross coupon of 6.875% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the effective interest rate method. Interest income recognized on the PSALM Bond amounted to Php2 million for the year ended December 31, 2013.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Foreign exchange gain of Php7 million and foreign exchange loss of Php1 million was recognized as at December 31, 2013 and 2012, respectively. Interest income (net of withholding tax) recognized on the time deposits amounted to US$282 thousand, or Php12 million, and US$42 thousand, or Php2 million, for the years ended December 31, 2013 and 2012, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income (net of withholding tax) recognized on the time deposit amounted to US$38 thousand, or Php2 million, for the year ended December 31, 2013.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with a face value of Php150 million, maturing on February 27, 2020. The bond has a gross coupon of 4.8371% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on the GT Capital Bond amounted to Php5 million for the year ended December 31, 2013.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC early redeemed its Tier 2 Note with face value of Php150 million and interest payment of Php2 million on February 22, 2013 pursuant to the exercise of Redemption at the Option of the Issuer and as approved by the Bangko Sentral ng Pilipinas. Interest income recognized on the RCBC Note amounted to Php1.2 million for the year ended December 31, 2013 and Php8 million in each of the years ended December 31, 2012 and 2011.

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, that matured on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond was carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php23 million in each of the years ended December 31, 2012 and 2011.

12.	Investment Properties

Changes in investment properties account for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	712	1,115
Transfers from (to) property, plant and equipment – net (Note 9)	431	(289)
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	79	21
Disposals	—	(135)

Balance at end of the year (Note 3)	1,222	712

(1)	Presented as part of “Other income – net” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on market approach valuation technique using price per square meter ranging from Php8 to Php154 thousand. The valuation for building and land improvements were based on cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. For strategic reasons, the properties are not being used in this manner.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php57 million, Php54 million and Php70 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The above investment properties were categorized under Level 3 fair value hierarchy. There were no transfers in and out of Level 3 fair value hierarchy.

Significant increases (decreases) in price per square meter for land and current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

13.	Business Combinations

2012 Acquisitions

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT, IPVI and IEI entered into a Sale and Purchase Agreement whereby IPVI and IEI sold its 100% ownership in IPCDSI to ePLDT for a purchase price of Php728 million and Php72 million shareholder advances subject to closing adjustments as at the date of acquisition and additional consideration if the Adjusted EBITDA valuation exceeds Php140 million. The final purchase price, after adjustments on retention payable and escrow amount, amounted to Php621 million.

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

The fair value of the identifiable assets and liabilities of IPCDSI at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property, plant and equipment (Note 9)	267
Intangible assets (Note 14)	2
Other noncurrent assets	7
Cash and cash equivalents	14
Trade and other receivables	159
Prepayments and other current assets	30

479

Liabilities:
Long-term debt	26
Obligations under finance lease	18
Other noncurrent liabilities	43
Accounts payable	212
Accrued expenses and other current liabilities	20

319

Total identifiable net assets acquired	160
Goodwill from the acquisition (Note 14)	461

Purchase consideration transferred	621

Cash flows from investing activity:
Net cash acquired with subsidiary	14
Cash paid	(621)

Purchase of subsidiary – net of cash acquired	(607)

The valuation of IPCDSI’s net assets, which was initially based on a provisional assessment of fair value, was completed in 2013 and the final value of goodwill decreased by Php113 million to Php461 million as a result of adjustments in the final purchase price to Php621 million from the initial purchase price of Php734 million. The 2012 comparative information were no longer restated to reflect the adjustments and instead were accounted for as current year adjustments since resulting adjustment is not material.

The fair value and gross amount of trade and other receivables amounted to Php159 million and Php196 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php37 million.

The goodwill of Php461 million pertains to the fair value of IPCDSI’s data center business, which includes operations of data centers, managed data services and cloud-based business solutions across a wide range of industries. The intangible assets of Php2 million pertain to the fair value of IPCDSI’s customer list and licenses.

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

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2013 and 2012 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Definite Life					Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Customer List	Franchise	Licenses	Spectrum	Others	Definite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2013
Costs:
Balance at beginning of the year	4,505	4,726	3,016	135	1,205	1,177	10,259	14,764	62,939	77,703
Additions	—	—	—	801	—	—	801	801	—	801
Business combinations (Note 13)	—	—	—	—	—	—	—	—	(113)	(113)
Translation and other adjustments	—	—	—	—	—	22	22	22	—	22

Balance at end of the year	4,505	4,726	3,016	936	1,205	1,199	11,082	15,587	62,826	78,413

Accumulated amortization and impairment:
Balance at beginning of the year	—	722	217	62	669	1,084	2,754	2,754	699	3,453
Amortization during the year (Note 3)	—	515	186	225	81	13	1,020	1,020	—	1,020
Translation and other adjustments	—	—	—	—	—	22	22	22	—	22

Balance at end of the year	—	1,237	403	287	750	1,119	3,796	3,796	699	4,495

Net balance at end of the year (Note 3)	4,505	3,489	2,613	649	455	80	7,286	11,791	62,127	73,918

Estimated useful lives (in years)	—	1 – 9	16	1 – 18	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	7	14	1 – 9	6	1 – 6	—	—	—	—

December 31, 2012
Costs:
Balance at beginning of the year	4,505	6,231	3,016	120	1,205	1,211	11,783	16,288	74,322	90,610
Business combinations (Note 13)	—	1	—	1	—	—	2	2	574	576
Noncontrolling interest adjustments (Note 13)	—	—	—	—	—	—	—	—	(919)	(919)
Discontinued operations (Note 2)	—	(1,691)	—	—	—	(20)	(1,711)	(1,711)	(10,097)	(11,808)
Translation and other adjustments	—	185	—	14	—	(14)	185	185	(941)	(756)

Balance at end of the year	4,505	4,726	3,016	135	1,205	1,177	10,259	14,764	62,939	77,703

Accumulated amortization and impairment:
Balance at beginning of the year	—	1,360	—	41	589	1,095	3,085	3,085	4,222	7,307
Amortization during the year (Note 3)	—	778	217	7	80	19	1,101	1,101	—	1,101
Discontinued operations (Note 2)	—	(1,338)	—	—	—	(19)	(1,357)	(1,357)	(3,418)	(4,775)
Translation and other adjustments	—	(78)	—	14	—	(11)	(75)	(75)	(105)	(180)

Balance at end of the year	—	722	217	62	669	1,084	2,754	2,754	699	3,453

Net balance at end of the year (Note 3)	4,505	4,004	2,799	73	536	93	7,505	12,010	62,240	74,250

Estimated useful lives (in years)	—	1 – 9	16	1 – 18	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	1 – 8	15	2 – 10	7	3 – 7	—	—	—	—

The goodwill and intangible assets of our reportable segments as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31, 2013
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	3,489	—	3,489
Franchise	2,613	—	2,613
Licenses	649	—	649
Spectrum	455	—	455
Others	80	—	80

Total intangible assets	11,791	—	11,791
Goodwill	57,322	4,805	62,127

Total intangible assets and goodwill (Note 3)	69,113	4,805	73,918

	December 31, 2012
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	4,003	1	4,004
Franchise	2,799	—	2,799
Spectrum	536	—	536
Licenses	73	—	73
Others	93	—	93

Total intangible assets	12,009	1	12,010
Goodwill	57,322	4,918	62,240

Total intangible assets and goodwill (Note 3)	69,331	4,919	74,250

	January 1, 2012
	Wireless	Fixed Line	Discontinued Operations	Total
	(in million pesos)
Customer list	4,605	—	266	4,871
Trademark	4,505	—	—	4,505
Franchise	3,016	—	—	3,016
Spectrum	616	—	—	616
Licenses	79	—	—	79
Others	108	—	8	116

Total intangible assets	12,929	—	274	13,203
Goodwill	57,140	5,263	7,697	70,100

Total intangible assets and goodwill (Note 3)	70,069	5,263	7,971	83,303

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. Smart recognized intangible assets of Php600 million for the license contents and marketing partnership in the Philippines, while amortization amounted to Php150 million for the year ended December 31, 2013.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. Smart recognized intangible assets of Php201 million for the license contents and marketing partnership, while amortization amounted to Php67 million for the year ended December 31, 2013.

The consolidated future amortization of intangible assets with definite life as at December 31, 2013 is as follows:

Year	(in million pesos)
2014	1,133
2015	998
2016	848
2017	798
2018 and onwards	3,509

(Note 3)	7,286

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2013, the PLDT Group’s goodwill comprised of goodwill resulting from ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. In the case of CURE, it provided cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which is composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries shared the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed line and wireless companies within the Group, Management views that the wireless and fixed line operating segments are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2014 to 2016. The pre-tax discount rate applied to cash flow projections is 11% and 10% for the wireless and fixed line segments, respectively. Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of goodwill exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized as at December 31, 2013 and 2012, and January 1, 2012 in relation to goodwill resulting from the acquisition of IPCDSI, Digitel, ePDS, PDSI, Chikka, CURE and SBI.

15.	Cash and Cash Equivalents

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Cash on hand and in banks (Note 27)	5,938	5,611	4,637
Temporary cash investments (Note 27)	25,967	31,550	41,420

	31,905	37,161	46,057

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

Interest income earned from cash in banks and temporary cash investments amounted to Php740 million, Php1,295 million and Php1,317 million for the years ended December 31, 2013, 2012 and 2011, respectively.

16.	Trade and Other Receivables

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of receivables from:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Retail subscribers (Note 27)	12,563	10,568	11,302
Corporate subscribers (Notes 24 and 27)	7,904	8,100	9,200
Foreign administrations (Note 27)	5,840	4,960	4,961
Domestic carriers (Notes 24 and 27)	1,461	1,707	1,323
Dealers, agents and others (Notes 24 and 27)	4,320	4,334	4,231

	32,088	29,669	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	14,524	13,290	14,772

	17,564	16,379	16,245

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

Changes in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2013
Balance at beginning of the year	13,290	6,489	6,137	99	106	459
Provisions (Notes 2, 3, 4 and 5)	3,171	1,983	1,072	10	19	87
Write-offs	(2,085)	(1,394)	(666)	—	(24)	(1)
Translation and other adjustments	148	71	(694)	10	(21)	782

Balance at end of the year	14,524	7,149	5,849	119	80	1,327

Individual impairment	8,717	2,134	5,183	119	80	1,201
Collective impairment	5,807	5,015	666	—	—	126

	14,524	7,149	5,849	119	80	1,327

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
Gross amount of receivables individually impaired, before deducting any impairment allowance	8,717	2,134	5,183	119	80	1,201

December 31, 2012
Balance at beginning of the year	14,772	7,264	6,492	199	111	706
Provisions (Notes 2, 3, 4 and 5)	2,178	1,404	675	6	7	86
Business combinations and others (Note 13)	36	—	36	—	—	—
Discontinued operations (Note 2)	(118)	(2)	(87)	—	—	(29)
Write-offs	(3,564)	(2,700)	(531)	(95)	—	(238)
Translation and other adjustments	(14)	523	(448)	(11)	(12)	(66)

Balance at end of the year	13,290	6,489	6,137	99	106	459

Individual impairment	8,705	2,653	5,514	99	106	333
Collective impairment	4,585	3,836	623	—	—	126

	13,290	6,489	6,137	99	106	459

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,705	2,653	5,514	99	106	333

17.	Inventories and Supplies

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,550	1,605	1,349
At cost	3,004	1,942	1,728
Spare parts and supplies:
At net realizable value	99	1,372	1,606
At cost	558	1,985	2,256
Others:
At net realizable value	515	490	872
At cost	560	494	875

Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4 and 5)	3,164	3,467	3,827

The cost of inventories and supplies recognized as expense for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(in million pesos)
Cost of sales	11,674	8,035	2,037
Repairs and maintenance	474	443	517
Write-down of inventories and supplies (Notes 3, 4 and 5)	229	215	143

	12,377	8,693	2,697

18.	Prepayments

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
	(in million pesos)
Prepaid taxes (Note 5)	6,456	6,340	8,219
Prepaid selling and promotions	1,370	902	907
Prepaid fees and licenses	435	318	13
Prepaid rent – net (Note 3)	292	246	137
Prepaid benefit costs (Notes 3 and 25)	199	1,471	8,482
Prepaid insurance (Note 24)	103	144	156
Other prepayments	230	223	128

	9,085	9,644	18,042
Less current portion of prepayments	6,054	5,144	6,345

Noncurrent portion of prepayments	3,031	4,500	11,697

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Employee Benefits.

Agreement of PLDT and Smart with Associated Broadcasting Company Development Corporation, or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. Total prepayment under the advertising placement agreements amounted to Php868 million as at December 31, 2013 and Php893 million each as at December 31, 2012 and January 1, 2012. See Note 24 – Related Party Transactions.

19.	Equity

PLDT’s number of shares of issued and outstanding capital stock as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
	(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	808	808
Voting Preferred Stock	150	150	—
Common Stock	234	234	234
Issued
Non-Voting Serial Preferred Stock	36	36	442
Voting Preferred Stock	150	150	—
Common Stock	219	219	217
Outstanding
Non-Voting Serial Preferred Stock	36	36	442
Voting Preferred Stock	150	150	—
Common Stock	216	216	214
Treasury Stock
Common Stock	3	3	3

Changes in PLDT’s issued capital account for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Non-Voting Preferred Stock – Php10 par value per share		Voting Preferred Stock – Php1 par value per share
	Series A to II	IV	Voting	Total Preferred Stock			Common Stock – Php5 par value per share
	Number of Shares				Amount		Number of Shares	Amount
	(in millions)
Balances as at January 1, 2013	—	36	150	186	Php	510	219	Php	1,093
Issuance	—	—	—	—		—	—		—
Conversion	—	—	—	—		—	—		—
Redemption	—	—	—	—		—	—		—

Balances as at December 31, 2013	—	36	150	186	Php	510	219	Php	1,093

Balances as at January 1, 2012	406	36	—	442	Php	4,419	217	Php	1,085
Issuance	—	—	150	150		150	2		8
Conversion	(3)	—	—	(3)		(30)	—		—
Redemption	(403)			(403)		(4,029)	—		—

Balances as at December 31, 2012	—	36	150	186	Php	510	219	Php	1,093

Balances as at January 1, 2011	406	36	—	442	Php	4,419	189	Php	947
Issuance	—	—	—	—		2	28		138
Conversion	—	—	—	—		(2)	—		—

Balances as at December 31, 2011	406	36	—	442	Php	4,419	217	Php	1,085

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the PLDT Subscriber Investment Plan, or SIP.

The Series HH and II 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2013 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2013. See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition.

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

A total amount of Php353 million was withdrawn from the Trust Account, representing total payments on redemption as at December 31, 2013. The balance of the Trust Account of Php7,952 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position as at December 31, 2013. See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH shares issued in 2007 subject to redemption, or Holders of Series HH Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2012, or the Redemption Price of Series HH Shares issued in 2007.

On January 28, 2014, the Board of Directors authorized/approved the redemption of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, which will be effective on May 16, 2014. The record date for the purpose of determining the holders of the outstanding Series HH Shares issued in 2008 subject to redemption was fixed on February 14, 2014.

PLDT expects to similarly redeem the outstanding shares of Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

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

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2013 and 2012, and January 1, 2012.

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

Decrease in Authorized Capital Stock

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and amendments to the Articles of Incorporation of PLDT.

Dividends Declared

Our dividends declared for the years ended December 31, 2013, 2012 and 2011 are detailed as follows:

December 31, 2013

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH	April 23, 2013	May 9, 2013	May 31, 2013	1.00	—
Series HH (Final Dividends)	April 23, 2013	February 14, 2013	May 16, 2013	0.0027/day	—
Series II	April 23, 2013	May 9, 2013	May 31, 2013	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	—	12
	May 7, 2013	May 27, 2013	June 15, 2013	—	13
	August 7, 2013	August 23, 2013	September 15, 2013	—	12
	November 5, 2013	November 20, 2013	December 15, 2013	—	12

					49

Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	—	3
	June 14, 2013	June 28, 2013	July 15, 2013	—	3
	August 27, 2013	September 11, 2013	October 15, 2013	—	2
	December 3, 2013	December 19, 2013	January 15, 2014	—	2

					10

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235

					37,809

Charged to retained earnings					37,868

*	Dividends were declared based on total amount paid up.

December 31, 2012

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	—
Series GG (Final Dividends)	July 3, 2012	May 22, 2012	August 30, 2012	0.0027/day	—
Series HH	March 22, 2012	April 21, 2012	May 31, 2012	1.00	—
Series II	March 22, 2012	April 21, 2012	May 31, 2012	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	—	12
	May 8, 2012	May 28, 2012	June 15, 2012	—	13
	August 7, 2012	August 22, 2012	September 15, 2012	—	12
	November 6, 2012	November 20, 2012	December 15, 2012	—	12

					49

Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013	0.0001806/day	2

Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					36,946

Charged to retained earnings					36,997

*	Dividends were declared based on total amount paid up.

December 31, 2011

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	—
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	—
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011	1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011	1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011	1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011	1.00	57
Series G, N, P and S	November 3, 2011	December 1, 2011	December 29, 2011	1.00	26
Series H, L, M and Y	December 6, 2011	January 3, 2012	January 19, 2012	1.00	42

					408

Final Dividends
Series A to FF	December 6, 2011	October 10, 2011	January 19, 2012	0.0027/day	142

					550

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	—	12
	May 10, 2011	May 27, 2011	June 15, 2011	—	12
	August 2, 2011	August 18, 2011	September 15, 2011	—	13
	November 3, 2011	November 18, 2011	December 15, 2011	—	12

					49

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					41,460

Charged to retained earnings					42,059

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2013 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2014	February 27, 2014	March 15, 2014	—	12

Voting Preferred Stock*	March 4, 2014	March 20, 2014	April 15, 2014	—	3

Common Stock
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667

					25,062

Charged to retained earnings					25,077

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our retained earnings available for dividend declaration for as at December 31, 2013:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2012 (As Adjusted – Note 2)	25,416
Effect of IAS 27 Adjustments	2,913

Parent Company’s unappropriated retained earnings at beginning of the year	28,329
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,096)
Fair value adjustments (mark-to-market gains)	(1,132)
Fair value adjustments of investment property resulting to gain	(535)

Unappropriated retained earnings as adjusted at beginning of the year	25,566

Parent Company’s net income attributable to equity holders of PLDT for the year	38,784
Less: Unrealized income – net of tax during the year
Fair value adjustments of investment property resulting to gain	(285)
Fair value adjustments (mark-to-market gains)	(370)

38,129

Realized income during the year
Realized foreign exchange gains	432

Cash dividends declared during the year
Common stocks	(37,809)
Preferred stocks	(59)

(37,868)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2013	26,259

As at December 31, 2013, the consolidated unappropriated retained earnings amounted to Php22,968 million while the Parent Company’s unappropriated retained earnings amounted to Php29,245 million. The difference of Php6,277 million pertains to the accumulated losses of consolidated subsidiaries, associates and joint ventures accounted for under the equity method.

20.	Interest-bearing Financial Liabilities

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of the following:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	88,924	102,811	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	6	10	7

	88,930	102,821	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	15,166	12,981	22,893
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	5	8	7
Notes payable (Notes 4, 5, 23 and 27)	—	—	3,109

	15,171	12,989	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Long-term debt (Note 27)	382	1,323	2,136
Obligation under finance lease	1	3	2

Unamortized debt discount at end of the year	383	1,326	2,138

The following table describes all changes to unamortized debt discount for the years ended December 31, 2013 and 2012.

	2013	2012
	(in million pesos)
Unamortized debt discount at beginning of the year	1,326	2,138
Revaluations during the year	385	121
Additions during the year	213	121
Accretion during the year included as part of Financing costs – net (Note 5)	(1,541)	(1,053)
Discontinued operations (Note 2)	—	(1)

Unamortized debt discount at end of the year	383	1,326

Long-term Debt

As at December 31, 2013 and 2012, and January 1, 2012, long-term debt consists of:

		December 31,								January 1,
Description	Interest Rates	2013				2012				2012
						(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2013 and 2012	US$	117	Php	5,174	US$	204	Php	8,363	US$	248	Php	10,879
Exportkreditnamnden, or EKN	1.41% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2013 and 1.90% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2012		101		4,506		104		4,253		102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2013 and 2012		56		2,476		67		2,771		79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2013 and 2012		25		1,098		44		1,813		63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2013 and 2012		—		17		2		101		6		256

			299		13,271		421		17,301		498		21,868

Fixed Rate Notes	8.35% in 2013 and 8.35% to 11.375% in 2012		233		10,334		232		9,544		377		16,567
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2013 and 2012		118		5,251		172		7,041		50		2,201
Debt Exchange Facility	2.25% in 2013 and 2012		—		—		254		10,450		238		10,472
Others	US$ LIBOR + 0.42% to 1.90% in 2013 and 2012		682		30,276		194		7,962		51		2,222

		US$	1,332		59,132	US$	1,273		52,298	US$	1,214		53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 7.7946% in 2013 and 5.3300% to 9.1038% in 2012				22,499				40,006				38,510
Term Loans:
Unsecured Term Loans	3.9250% to 7.4292%, PDST-F + 0.3000% to 0.8000%; BSP overnight rate + 0.3000% to 0.5000% and BSP overnight rate - 0.3500% in 2013 and 4.9110% to 8.6271%, PDST-F + 0.3000% and BSP overnight rate + 0.3000% to 0.5000% in 2012				22,459				23,488				22,277
Secured Term Loans	5.2604% to 5.659%, PDST-F + 1.375% in 2012				—				—				49

					44,958				63,494				60,836

Total long-term debt					104,090				115,792				114,166
Less portion maturing within one year (Note 27)					15,166				12,981				22,893

Noncurrent portion of long-term (Note 27)				Php	88,924			Php	102,811			Php	91,273

Note:    Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2013 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2014	292	12,969	2,318	15,287
2015	275	12,203	675	12,878
2016	260	11,559	674	12,233
2017	433	19,232	8,210	27,442
2018 and onwards	79	3,491	33,141	36,632

	1,339	59,454	45,018	104,472

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million Export Credit Agreement with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders, to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR. The loan is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 1, 2013. The loan was fully drawn on various dates in 2005, 2006 and 2007. The amounts of US$3 million, or Php138 million, and US$7 million, or Php296 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 2, 2013.

On May 4, 2006, DMPI signed a US$12.7 million Export Credit Agreement with the Societe Generale and Calyon as the lenders, to finance the supply of the equipment and software for the expansion of its GSM services in the NCR. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on October 6, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$2 million, or Php77 million, US$4 million, or Php143 million, and US$5 million, or Php229 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On June 1, 2006, DMPI signed a US$12 million Buyer’s Credit Agreement with ING Bank N.V., or ING Bank, as the lender, to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on June 1, 2014. The loan was drawn in 2006 and 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amounts of US$1 million, or Php31 million, US$2 million, or Php86 million, and US$4 million, or Php153 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On May 24, 2007, DMPI signed a US$21 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$5 million, or Php198 million, US$7 million, or Php305 million, and US$10 million, or Php457 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On May 24, 2007, DMPI signed a US$12.1 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 NCR Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was fully drawn on various dates in 2008. The amounts of US$3 million, or Php115 million, US$4 million, or Php178 million, and US$6 million, or Php266 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$23.8 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Core Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$10 million, or Php452 million, US$14 million, or Php558 million, and US$17 million, or Php746 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$5.5 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the supply of 3G network in the NCR. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$2 million, or Php105 million, US$3 million, or Php129 million, and US$4 million, or Php172 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$4.9 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$2 million, or Php94 million, US$3 million, or Php116 million, and US$4 million, or Php155 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On August 14, 2009, DMPI signed a US$24.7 million loan agreement with Credit Suisse as the lead arranger, to finance the supply of telephone equipment for the Phase 7 NCR Base Station Expansion. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was fully drawn on various dates in 2009 and 2010. The amounts of US$18 million, or Php725 million, and US$21 million, or Php930 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was prepaid in full on February 14, 2013.

On August 14, 2009, DMPI signed a US$15.9 million loan agreement with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender, to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amounts of US$11 million, or Php453 million, and US$13 million, or Php581 million, remained outstanding as at December 31, 2012 and 2011, respectively. The facility was prepaid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million Buyer’s Credit Agreement with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender, to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 17, 2017. The loan was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$27 million, or Php1,203 million, US$34 million, or Php1,392 million, and US$41 million, or Php1,786 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On September 15, 2010, DMPI signed a US$117.3 million loan agreement with China Development Bank and HSBC as the lenders, to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS. The loan is covered by a guarantee from Sinosure. The loan is payable over seven and a half years in 15 equal semi-annual installments, with final installment on April 10, 2019. The loan was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018. The amounts of US$65 million, or Php2,899 million, US$101 million, or Php4,140 million, and US$116 million, or Php5,108 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million loan agreement with Nordea Bank AB (publ), or Nordea Bank, as the lender, to finance the supply of GSM mobile telephone equipment and related services. The loan is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$3 million, or Php143 million, US$5 million, or Php220 million, and US$7 million, or Php329 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On December 20, 2006, DMPI signed a US$43.2 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao. The loan is covered by a guarantee from EKN. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 30, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$3 million, or Php142 million, US$10 million, or Php393 million, and US$16 million, or Php700 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On December 17, 2007, DMPI signed a US$59.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project. The loan is covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on March 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$24 million, or Php1,049 million, US$31 million, or Php1,248 million, and US$38 million, or Php1,631 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On December 17, 2007, DMPI signed a US$51.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao. The loan is covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on June 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$20 million, or Php911 million, US$26 million, or Php1,084 million, and US$32 million, or Php1,416 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On November 25, 2008, Smart signed a US$22 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008, to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 10, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$5 million, or Php195 million, and US$9 million, or Php414 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 10, 2013.

On June 10, 2011, Smart signed a US$49 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan is comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The loan was drawn on various dates in 2012 in the total amount of US$33 million (US$24 million for Tranche A1, US$8 million for Tranche A2 and US$1 million for Tranche B) and the remaining balance of US$16 million for Tranche A2 was drawn on February 21, 2013. The aggregate amounts of US$33 million, or Php1,474 million, and US$27 million, or Php1,113 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, respectively.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. In July 3, 2013, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan is comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date. The loan was partially drawn on December 19, 2013 for Tranche A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. The aggregate amount of US$18 million, or Php787 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million loan agreement with Nordea Bank and ING Bank as the lenders, to finance the supply of GSM mobile telephone equipment and related services. The loan is comprised of Tranche 1 and Tranche 2 in the amounts of US$43 million and US$53.6 million, respectively. The loan is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. Both tranches are payable over eight and a half years in 17 equal semi-annual installments, with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$56 million, or Php2,476 million, US$67 million, or Php2,771 million, and US$79 million, or Php3,475 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million term loan facility agreement with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger, to finance the Phase 10 (Extension) GSM equipment and services contract. The loan is payable over five years in ten equal semi-annual installments, with final installment on July 15, 2014. The loan was fully drawn on July 15, 2009. The amounts of US$10 million, or Php442 million, US$20 million, or Php811 million, and US$29 million, or Php1,290 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On October 9, 2009, Smart signed a US$50 million term loan facility agreement with FEC guaranteed by Finnvera for 100% political and commercial risk cover to finance GSM equipment and services contracts. The loan was awarded to Citicorp as the arranger which was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments, with final installment on April 7, 2015. The loan was fully drawn on April 7, 2010. The amounts of US$15 million, or Php656 million, US$24 million, or Php1,002 million, and US$34 million, or Php1,485 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million Export Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project. The loan is covered by a guarantee from COFACE, the export-credit agency of France. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on February 8, 2013. The loan was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amounts of US$1 million, or Php53 million, and US$4 million, or Php171 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on February 8, 2013.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network. The loan is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on June 27, 2014. The loan was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amounts of US$0.4 million, or Php17 million, US$1 million, or Php48 million, and US$2 million, or Php85 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Fixed Rate Notes

On March 6, 1997, PLDT issued a US$300 million 20-year non-amortizing fixed rate note with a coupon rate of 8.350% under the Indenture dated April 19, 1996 between PLDT and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as trustee (“2017 Notes”). Proceeds from the issuance of these notes were used to finance service improvements and expansion programs. The 2017 Notes will mature on March 6, 2017. On various dates in 2008 to 2010, PLDT repurchased the 2017 Notes from the secondary market in the aggregate amount of US$65.7 million. The amounts of US$233 million, or Php10,334 million, US$232 million, or Php9,544 million, and US$232 million, or Php10,189 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 15, 2002, PLDT issued a US$250 million ten-year non-amortizing fixed rate note with a coupon rate of 11.375% under the Indenture dated April 1, 1994 between PLDT and JP Morgan Chase Bank (formerly The Chase Manhattan Bank (National Association)) as trustee (“2012 Notes”). Proceeds from the issuance of these notes were used to refinance existing short-term and medium-term debts maturing up to 2005. On various dates in 2008 and 2009, PLDT repurchased the 2012 Notes from the secondary market in the aggregate amount of US$104.2 million. The amount of US$145 million, or Php6,378 million, remained outstanding as at January 1, 2012. The 2012 Notes was paid in full on maturity date on May 15, 2012. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Term Loans

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility. The loan is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date, with final installment on October 10, 2012. The loan was fully drawn on October 10, 2007. The amount of US$11 million, or Php488 million, remained outstanding as at January 1, 2012. The loan was paid in full on October 10, 2012.

On October 10, 2007, Smart signed a US$50 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd., or Standard Chartered, as the facility agent, to finance the related Phase 10 GSM equipment and service contracts. The loan is payable over five years in ten equal semi-annual payments, with final installment on March 11, 2013. The loan was fully drawn on March 10, 2008. The amounts of US$5 million, or Php205 million, and US$15 million, or Php657 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on March 11, 2013.

On November 27, 2008, Smart signed a US$50 million term loan facility agreement with FEC to finance the Phase 10 GSM equipment and service contracts. The loan was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered, Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments, with final installment on January 23, 2014. The loan was fully drawn on various dates in 2009. The amounts of US$5 million, or Php222 million, US$15 million, or Php614 million, and US$25 million, or Php1,090 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. The loan was paid in full on January 23, 2014.

On June 6, 2011, Smart signed a US$60 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in eight equal semi-annual installments commencing on the 18th month from signing date, with final installment on June 6, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$38 million, or Php1,665 million, and US$53 million, or Php2,157 million, remained outstanding as at December 31, 2013 and 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 19, 2011, Smart signed a US$50 million term loan facility agreement with FEC as the lender, to finance the supply contracts for the modernization and expansion project. The loan was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. The loan is payable over five years in ten equal semi-annual installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$37 million, or Php1,657 million, and US$50 million, or Php2,040 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 29, 2012, Smart signed a US$50 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing on May 29, 2013, with final installment on May 29, 2017. The loan was fully drawn on various dates in 2012. The amounts of US$38 million, or Php1,707 million, and US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for debt and a cash payment by Smart. In particular, Smart paid cash amounting to US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, with fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million. The loan is payable in full upon maturity on June 30, 2014. The amounts of US$254 million, or Php10,450 million, and US$238 million, or Php10,472 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. In September 2013, the loan was prepaid in full and the remaining debt discount of US$13 million, or Php731 million, was amortized and charged to profit and loss for the year.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for its capital expenditure requirements. The loan is payable over five years in ten equal semi-annual installments. Two separate drawdowns of US$50 million each were drawn from the facility on March 27, 2008 and April 10, 2008. The amounts of US$10 million, or Php411 million, and US$30 million, or Php1,318 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on March 27, 2013.

On July 15, 2008, PLDT signed a US$50 million term loan facility agreement with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final installment on July 22, 2013. The loan was fully drawn on various dates in 2008. The amounts of US$9 million, or Php362 million, and US$21 million, or Php904 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on July 22, 2013.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017. Two separate drawdowns of US$100 million and US$50 million were drawn on May 10, 2012 and September 4, 2012, respectively. The amounts of US$117 million, or Php5,180 million, and US$150 million, or Php6,162 million, remained outstanding as at December 31, 2013 and 2012, respectively.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final installment on May 30, 2017. The loan was fully drawn on May 29, 2012. The amounts of US$21 million, or Php914 million, and US$25 million, or Php1,027 million, remained outstanding as at December 31, 2013 and 2012, respectively.

On March 23, 2012, SPi signed a US$15 million term loan facility agreement with Security Bank to finance working capital requirements. The loan is payable over five years in 19 quarterly installments commencing on September 24, 2012, with final installment on March 27, 2017. The loan was fully drawn on March 26, 2012. The amounts of US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at December 31, 2012. The loan was prepaid in full on April 24, 2013. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amount of US$300 million, or Php13,319 million, remained outstanding as at December 31, 2013. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amount of US$31 million, or Php1,398 million, remained outstanding as at December 31, 2013.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The amount of US$18 million was partially drawn on September 16, 2013 and subsequently, the amount of US$6 million on November 19, 2013. The amount of US$23 million, or Php1,030 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amount of US$72 million, or Php3,197 million, remained outstanding as at December 31, 2013.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility are intended to be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amount of US$118 million, or Php5,238 million, net of unamortized debt discount, remained outstanding as at December 31, 2013. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes were used to finance the capital expenditures for network improvement and expansion program of Smart. The amounts of Php1,152 million and Php4,963 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The Series A note and Series B note were prepaid in full on February 16, 2012 and November 15, 2013, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued Php5,000 million unsecured fixed rate corporate notes. Proceeds from the issuance of these notes were used primarily to finance the capital expenditures for network upgrade and expansion program of Smart. The notes are payable over five years with an annual amortization rate of 1% of the principal amount on the first year up to the fourth year from issue date and the balance payable upon maturity on December 13, 2013. The amounts of Php4,827 million, net of unamortized debt discount, remained outstanding as at January 1, 2012. The facility was prepaid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the issuance of these notes were used to finance capital expenditures of PLDT. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on February 21, 2014. The Series B notes are payable over seven years with an amortization rate of 1% of the issue price on the fifth year and sixth year from issue date and the balance payable upon maturity on February 22, 2016. The Series C notes are payable over ten years with an amortization rate of 1% of the issue price on the fifth year up to the ninth year from issue date and the balance payable upon maturity on February 20, 2019. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php4,952 million remained outstanding as at January 1, 2012. The notes were prepaid in full on November 20, 2012.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A five-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the issuance of these notes were used to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement. The Series A notes are payable over five years with an annual amortization rate of 2% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 10, 2015. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on December 12, 2016. The Series C notes are payable in full upon maturity on December 10, 2019. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php6,781 million remained outstanding as at January 1, 2012. The notes were prepaid in full on December 10, 2012.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the issuance of these notes were used to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement. The notes are non-amortizing and will mature on July 13, 2015. The amount of Php2,500 million each remained outstanding as at December 31, 2012 and January 1, 2012. The notes were prepaid in full on July 15, 2013.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the issuance of these notes were used primarily to finance capital expenditures for network improvement and expansion program of Smart. The notes are non-amortizing and will mature on July 13, 2015. The amounts of Php2,490 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The notes were prepaid in full on July 15, 2013.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Php2,000 million Notes Facility Agreement with BDO Private Bank, Inc. comprised of Tranche A amounting to Php1,000 million which was issued on March 16, 2011 and Tranche B amounting to Php1,000 million which was fully drawn and issued in multiple drawdowns of Php250 million each on various dates in 2011. Proceeds from the issuance of these notes were used to finance capital expenditures for network improvement and expansion program of Smart. The notes are payable in full, five years from their respective issue dates. The notes were partially prepaid in the amounts of Php1,000 million and Php250 million on December 16, 2013 and December 23, 2013, respectively. The amounts of Php750 million remained outstanding as at December 31, 2013 and Php2,000 million each as at December 31, 2012 and January 1, 2012. The remaining balance were prepaid in full on January 2014.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. The aggregate amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The notes were prepaid in full on March 25, 2013.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 9, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. The aggregate amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The notes were prepaid in full on November 8, 2013.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes were used primarily for debt refinancing and capital expenditures of Smart. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. The notes were partially prepaid in the amount of Php1,376 million on July 19, 2013. The aggregate amounts of Php4,069 million and Php5,464 million, remained outstanding as at December 31, 2013 and 2012,respectively.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. The notes were partially prepaid in the amount of Php1,188 million on July 29, 2013. The amounts of Php297 million and Php1,500 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. The notes were partially prepaid in the amount of Php2,055 million on June 21, 2013. The aggregate amounts of Php6,678 million and Php8,800 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. The aggregate amounts of Php6,138 million and Php6,200 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php1,376 Million Fixed Rate Corporate Notes

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 19, 2022. The aggregate amount of Php1,345 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

Php2,055 Million Fixed Rate Corporate Notes

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eight year and the balance payable upon maturity on September 21, 2022. The aggregate amount of Php2,034 million remained outstanding as at December 31, 2013.

Php1,188 Million Fixed Rate Corporate Notes

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 29, 2019. The amount of Php1,188 million remained outstanding as at December 31, 2013.

Php15,000 Million Fixed Rate Retail Bonds

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network and expansion improvement. The amount comprises of Php12,400 million and Php2,600 million bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on November 13, 2013. The loan was fully drawn on November 13, 2008. The amounts of Php624 million and Php1,248 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on November 13, 2013.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a Php2,400 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 12, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of Php511 million and Php1,022 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 12, 2013.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a Php3,000 million term loan facility agreement with Union Bank of the Philippines, or Union Bank, to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date, with final installment on December 23, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of Php667 million and Php1,333 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a Php2,000 million term loan facility agreement with Philippine National Bank, or PNB, to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final installment on December 19, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of Php470 million and Php941 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 19, 2013.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a Php2,500 million term loan facility agreement with Banco de Oro Unibank, Inc., or BDO, to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The loan was fully drawn on April 17, 2009. The amount of Php2,500 million remained outstanding as at January 1, 2012. The loan was prepaid in full on October 17, 2012.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Php1,500 million term loan facility agreement with BDO to finance capital expenditures for network improvement and expansion program. The loan is payable in full upon maturity on May 20, 2012. The loan was fully drawn on May 20, 2009. The amounts of Php1,498 million, net of unamortized debt discount, remained outstanding as at January 1, 2012. The loan was paid in full on May 20, 2012.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a Php2,500 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The loan was fully drawn on June 28, 2009. The amount of Php2,500 million remained outstanding as at January 1, 2012. The facility was prepaid in full on September 28, 2012.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a Php1,500 million term loan facility agreement with Allied Banking Corporation to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final installment on September 15, 2014. The loan was fully drawn on September 15, 2009. The amounts of Php618 million and Php971 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was prepaid in full on June 17, 2013.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a Php500 million term loan facility agreement with Insular Life Assurance Company, Ltd. to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The loan was fully drawn on July 1, 2009. The amount of Php500 million remained outstanding as at January 1, 2012. The loan was prepaid in full on October 1, 2012.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on August 1, 2014. The loan was fully drawn on August 3, 2009. The amounts of Php188 million, Php438 million and Php688 million remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php471 million, Php941 million and Php1,412 million remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a Php1,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php235 million, Php471 million and Php706 million remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011 and remained outstanding as at December 31, 2012 and January 1, 2012. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility agreement with PNB to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 29, 2016. The loan was fully drawn on March 29, 2011. The loan was partially prepaid on December 28, 2012 in the amount of Php200 million. The amounts of Php1,800 million and Php2,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The outstanding principal balance of the loan amounting to Php1,800 million was prepaid in full on December 23, 2013.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php500 million term loan facility agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2012 and January 1, 2012. The loan was prepaid in full on June 17, 2013.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php300 million term loan facility agreement with the Manulife to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The loan was fully drawn on April 28, 2011. The amount of Php300 million each remained outstanding as at December 31, 2012 and January 1, 2012. The loan was prepaid in full on July 29, 2013.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million term loan facility agreement with Metrobank as the lender, to finance additional capital expenditure requirements. The loan is payable in full upon maturity on June 23, 2016. The loan was partially drawn on various dates in June 2011 in the aggregate amount of Php710 million and the remaining balance was subsequently drawn on June 21, 2012. The amounts of Php1,000 million and Php710 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was prepaid in full on September 10, 2013.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement with BDO as the lender, to finance the capital expenditures and/or refinance existing loan obligations. The loan is payable in full upon maturity on May 26, 2016. The loan was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at December 31, 2012 and January 1, 2012. The undrawn amount of Php52 million was cancelled. The loan was prepaid in full on August 27, 2013.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2013 and 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012. The amounts of Php2,970 million and Php3,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012. The amounts of Php1,980 million and Php2,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years with an annual amortization rate of 1% of the principal amount commencing on the first anniversary of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017. The amount of Php1,000 million was fully drawn on August 22, 2012. The amounts of Php990 million and Php1,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million term loan facility agreement with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The loan is payable over seven years with an annual amortization rate of 1% of the outstanding principal amount on the first year up to the sixth year and the balance payable on June 2019. The amount of Php700 million was partially drawn on June 29, 2012 and the remaining balance of Php800 million was subsequently drawn on September 24, 2012. The amounts of Php1,485 million and Php1,500 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012. The amount of Php200 million each remained outstanding as at December 31, 2013 and 2012.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on June 13, 2020. The facility was fully drawn on January 11, 2013. The amount of Php1,000 million remained outstanding as at December 31, 2013.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was fully drawn on December 3, 2012. The amount of Php1,000 million each remained outstanding as at December 31, 2013 and 2012.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019. The amount of Php1,000 million was partially drawn on December 20, 2012 and the remaining balance of Php2,000 million was subsequently drawn on March 15, 2013. The amounts of Php2,970 million and Php1,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php2,000 Million Term Loan Facility

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 22, 2020. The amount of Php1,000 million was partially drawn on November 22, 2013 and remained outstanding as at December 31, 2013. The loan was fully drawn on February 11, 2014.

Php3,000 Million Term Loan Facility

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual installments with an amortization rate of 10% of the total amount drawn and the final installment is payable on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

Php3,000 Million Term Loan Facility

December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual installments with an amortization rate of 1% of the total amount drawn and the final installment is payable on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

Php3,000 Million Term Loan Facility

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014.

Php500 Million Term Loan Facility

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a Php150 million medium term loan facility agreement with BPI, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balances of the loan amounting to Php49 million as at January 1, 2012, was paid in full on June 30, 2012.

Notes Payable

Vendor Financing

On January 5, 2006, DMPI issued a US$1.3 million Promissory Note in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments, with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at January 1, 2012 was paid in full on February 22, 2012.

On January 5, 2006, DMPI issued a US$1.2 million Promissory Note in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments, with final installment on June 28, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at January 1, 2012 was paid in full on June 28, 2012.

As at January 1, 2012, DMPI has trust receipts with an aggregate outstanding balance of Php1,562 million, which were fully paid as at December 31, 2012.

On April 1, 2011, SPi availed US$9 million and US$16 million short-term loans from BPI and Security Bank, respectively. The additional loan of US$10 million was availed last October 28, 2011 from Security Bank. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month with final installment on December 18, 2012. The loans were prepaid on various dates in 2012 in the aggregate amount of US$31.5 million. The aggregate amounts of US$3.5 million, or Php144 million, and US$35 million, or Php1,537 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The remaining balance of US$3.5 million, or Php144 million, was fully paid in February 2013. The December 31, 2012 outstanding balance was presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

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

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 57%, 45% and 47% of PLDT’s total consolidated debts as at December 31, 2013 and 2012, and January 1, 2012, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

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

As at December 31, 2013 and 2012, and January 1, 2012, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2013 are as follows:

Year	(in million pesos)
2014	6
2015	5
2016 and onwards	1

Total minimum finance lease payments (Note 27)	12
Less amount representing unamortized interest	1

Present value of net minimum finance lease payments (Notes 2, 3 and 27)	11
Less obligations under finance leases maturing within one year (Notes 9 and 27)	5

Long-term portion of obligations under finance leases (Notes 9 and 27)	6

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, ePLDT and PLDT Global have finance lease obligations in the aggregate amounts of Php12 million and Php21 million as at December 31, 2013 and 2012, respectively, while PLDT and SPi have finance lease obligations in the aggregate amount of Php16 million as at January 1, 2012. See Note 9 – Property, Plant and Equipment.

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

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Accrual of capital expenditures under long-term financing	19,515	19,203	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,144	2,543	2,107
Unearned revenues (Note 23)	173	174	172
Others	213	30	235

	22,045	21,950	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2013 and 2012:

	2013	2012
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,543	2,107
Accretion expenses (Note 5)	44	146
Additional liability recognized during the year (Note 28)	32	290
Settlement of obligations and others	(475)	—

Provision for asset retirement obligations at end of the year (Note 3)	2,144	2,543

22.	Accounts Payable

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Suppliers and contractors (Note 27)	29,799	26,128	25,476
Carriers (Note 27)	2,264	2,007	1,642
Taxes (Note 26)	1,734	1,421	1,555
Related parties (Notes 24 and 27)	863	668	626
Others	222	227	255

	34,882	30,451	29,554

Accounts payable are non-interest bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 24 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)

	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	37,937	36,800	28,429
Accrued taxes and related expenses (Note 26)	8,878	8,281	11,817
Liability from redemption of preferred shares (Notes 19, 27 and 28)	7,952	7,884	—
Unearned revenues (Note 21)	7,333	6,291	5,664
Accrued employee benefits (Notes 2, 3, 24, 25 and 27)	5,364	5,494	4,463
Accrued interests and other related costs (Notes 20 and 27)	878	1,174	1,122
Mandatory tender offer option liability (Note 28)	—	—	4,940
Others	5,914	5,700	1,836

	74,256	71,624	58,271

Accrued utilities and related expenses pertain to cost incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

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

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2013 and 2012, and January 1, 2012. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2013 and 2012, and January 1, 2012 transactions that have been entered into with related parties:

				December 31,		January 1,
	Classifications	Terms	Conditions	2013	2012	2012
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 23)	Electricity charges – immediately upon receipt of invoice	Unsecured	317	266	271

		Pole rental – 45 days upon receipt of billing	Unsecured	10	12	6
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 23)	Outside and inside plant – 20 days upon receipt of invoice	Unsecured	—	2	—
Indirect investment in associate through ACeS Philippines:
AIL	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of billing	Unsecured	44	43	147
Transactions with major stockholders, directors and officers:
Asia Link B.V., or ALBV	Accounts payable (Note 22)	15 days from end of quarter	Unsecured	336	252	234
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 23)	1st month of each quarter; non-interest bearing	Unsecured	32	29	29
NTT Communications	Accrued expenses and other current liabilities (Note 23)	30 days; non-interest bearing	Unsecured	13	18	12
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 23)	30 days; non-interest bearing	Unsecured	1	2	—
NTT DOCOMO	Accrued expenses and other current liabilities (Note 23)	30 days; non-interest bearing	Unsecured	23	8	8
JGSHI	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	Immediately upon receipt of invoice	Unsecured	10	5	70
Malayan Insurance Co., Inc., or Malayan	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	9	1	1
Others:
Various	Trade and other receivables (Note 16)	30 days upon receipt of billing	Unsecured; no impairment	476	297	325

The following table provides the summary of transactions for the years ended December 31, 2013, 2012 and 2011 in relation with the table above for the transactions that have been entered into with related parties.

	Classifications	2013	2012	2011
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	3,049	3,096	2,319
	Rent	250	250	226
MIESCOR	Repairs and maintenance	68	51	28
	Construction-in-progress	48	35	25
Republic Surety and Insurance Co., Inc. or RSIC	Insurance and security services	3	3	—
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	50	80	105
Transactions with major stockholders, directors and officers:
JGSHI	Rent	95	82	29
	Repairs and maintenance	14	67	10
	Communication, training and travel	13	14	3
	Selling and promotions	3	6	2
	Professional and other contracted services	1	1	–
ALBV	Professional and other contracted services	289	332	581
Malayan	Insurance and security services	231	234	230
NTT DOCOMO	Professional and other contracted services	73	56	72
NTT World Engineering Marine Corporation	Repairs and maintenance	14	32	14
NTT Worldwide Telecommunications Corporation	Selling and promotions	15	13	11
NTT Communications	Professional and other contracted services	73	69	69
	Rent	10	10	8
Others:
Various	Revenues	717	418	296

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php3,049 million, Php3,096 million and Php2,319 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php317 million, Php266 million and Php271 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php250 million each for the years ended December 31, 2013 and 2012, and Php226 million for the year ended December 31, 2011. Under these agreements, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million, Php12 million and Php6 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

See also Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, covering the periods from November 25, 2011 until December 31, 2014, renewable upon mutual agreement by both parties. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable works, civil and electrical engineering works and subscriber line installation and maintenance that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php33 million, Php19 million and Php8 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total amount capitalized to property, plant and equipment amounted to Php2 million, Php6 million and Php1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil as at December 31, 2013 and January 1, 2012, and Php2 million as at December 31, 2012.

PLDT also has an existing agreement with MIESCOR for the provision of work for outside plant rehabilitation and related activities. Under the agreement, MIESCOR is responsible for the preventive and corrective maintenance of cables and cabinets in the areas awarded to them. The original contract covers the period from January 1, 2011 up to December 31, 2012, however, both parties mutually agreed to an extension until March 31, 2014.

Total fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php35 million, Php32 million and Php20 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total amount capitalized to property, plant and equipment amounted to Php46 million, Php29 million and Php24 million for the years ended December 31, 2013, 2012 and 2011, respectively. There were no outstanding obligations under this agreement as at December 31, 2013 and 2012, and January 1, 2012.

c.	Transactions with RSIC

In 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under these contracts, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php3 million each for the years ended December 31, 2013 and 2012, respectively. There were no outstanding obligations for these contracts as at December 31, 2013 and 2012.

d.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

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

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php50 million, Php80 million and Php105 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php44 million, Php43 million and Php147 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 5 – Income and Expenses – Cost of Sales.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on

February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php289 million, Php332 million and Php581 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php336 million, Php252 million and Php234 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

2.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php14 million, Php32 million and Php14 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php32 million as at December 31, 2013 and Php29 million each as at December 31, 2012 and January 1, 2012;

•

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php73 million for the year ended December 31, 2013 and Php69 million each for the years ended December 31, 2012 and 2011. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million each as at December 31, 2013 and January 1, 2012, and Php17 million as at December 31, 2012;

•

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which was presented as part of rent in our consolidated income statements, amounted to Php10 million each for the years ended December 31, 2013 and 2012, and Php8 million for the year ended December 31, 2011. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million each as at December 31, 2013 and 2012, and nil as at January 1, 2012; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which was presented as part of selling and promotions in our consolidated income statements, amounted to Php15 million, Php13 million and Php11 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million, Php2 million and nil as at December 31, 2013 and 2012, and January 1, 2012, respectively.

3.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php95 million, Php82 million and Php29 million for the years ended December 31, 2013 and 2012 and for the period from October 26, 2011 to December 31, 2011, respectively. Under these agreements, the outstanding obligations, which was presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million, Php4 million and Php67 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which was presented as part of communication, training and travel, selling and promotions, repairs and maintenance and professional and other contracted services, totaling to Php31 million, Php88 million and Php15 million for the years ended December 31, 2013 and 2012 and for the period from October 26, 2011 to December 31, 2011, respectively. The outstanding obligations for these transactions, which was presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million, Php1 million and Php3 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

4.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php73 million, Php56 million and Php72 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php23 million as at December 31, 2013 and Php8 million each as at December 31, 2012 and January 1, 2012.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, employees liability and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php231 million, Php234 million and Php230 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php9 million as at December 31, 2013 and Php1 million each as at December 31, 2012 and January 1, 2012. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2013 and 2012, and January 1, 2012.

6.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2013 and 2012, and January 1, 2012.

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

f. Others

1.	Telecommunications Services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php717 million, Php418 million and Php296 million for the years ended December 31, 2013, 2012 and 2011, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which was presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php476 million, Php297 million and Php325 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest and Note 18 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(in million pesos)
Short-term employee benefits	791	995	820
Post-employment benefits (Note 25)	31	20	33
Other long-term employee benefits (Note 25)	305	272	—

Total compensation paid to key officers of the PLDT Group	1,127	1,287	853

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

Pension

Defined Benefit Pension Plans

PLDT have defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with IAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(As Adjusted – Note 2)
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	17,456	15,662	14,604
Actuarial losses (gains) – economic assumptions	1,180	1,622	(528)
Service costs	970	869	812
Interest costs on benefit obligation	958	980	1,164
Actuarial losses (gains) – experience	552	478	(201)
Actual benefits paid/settlements	(1,348)	(1,985)	(203)
Discontinued operations and others (Notes 2 and 13)	(271)	(170)	14

Present value of defined benefit obligations at end of the year	19,497	17,456	15,662

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	18,435	23,706	20,001
Actual contributions	2,073	2,012	26
Interest income on plan assets	1,023	1,482	1,600
Actual benefits paid/settlements	(1,348)	(1,957)	(203)
Actuarial gains (losses) on plan assets (excluding amount included in net interest)	(10,996)	(6,785)	2,282
Discontinued operations and others (Notes 2 and 13)	—	(23)	—

Fair value of plan assets at end of the year	9,187	18,435	23,706

Surplus (unfunded) status – net	(10,310)	979	8,044
Accrued benefit costs (Note 3)	10,310	492	438

Prepaid benefit costs (Notes 3 and 18)	—	1,471	8,482

Components of net periodic benefit costs:
Service costs	970	869	812
Interest income – net	(65)	(502)	(436)
Curtailment/settlement gains (losses) and other adjustments	(275)	160	6

Net periodic benefit costs (Notes 3 and 5)	630	527	382
Discontinued operations (Note 2)	—	170	8

Net periodic benefit costs from continuing operations	630	357	374

Actual net losses on plan assets amounted to Php9,973 million and Php5,303 million for the years ended December 31, 2013 and 2012, respectively, while actual net gains on plan assets amounted to Php3,882 million for the year ended December 31, 2011.

We expect to contribute the amount of Php1,443 million to our defined benefit plan in 2014.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2013:

(in million pesos)
2014	160
2015	247
2016	284
2017	338
2018	396
2019 to 2057	95,315

The average duration of the defined benefit obligation at the end of the reporting period is 16 to 28 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Rate of increase in compensation	6%	6%	6%
Discount rate	5%	5%	6%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

	2013
	Increase (Decrease)
		(in million pesos)
Discount rate	1%	(2,427)
	(1%)	2,879
Future salary increases	1%	2,877
	(1%)	(2,425)

PLDT’s Retirement Plan

The Board of Trustees performed an asset-liability matching study of our retirement plan. The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives or employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the Philippine SEC. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

For the year 2013, PLDT contributed a total of Php2,073 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2013 and 2012:

	2013	2012
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	5,877	14,930
Shares of stock	2,435	3,064
Mutual funds	64	120
Government securities	43	48
Investment properties	11	8

Total noncurrent financial assets	8,430	18,170

Current Financial Assets
Cash and cash equivalents	340	181
Receivables	336	3

Total current financial assets	676	184

Total PLDT’s Plan Assets	9,106	18,354
Subsidiaries Plan Assets	81	81

Total Plan Assets of Defined Benefit Pension Plans	9,187	18,435

Investment in shares of stocks is valued using the latest bid price at reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2013 and 2012, this account consists of:

	2013	2012	2013	2012
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	5,373	14,468
Tahanan Mutual Building and Loan Association, or TMBLA (net of subscriptions payable of Php32 million)	100%	100%	302	271
BTF Holdings, Inc., or BTFHI	100%	100%	162	152
Superior Multi Parañaque Homes, Inc.	100%	100%	39	38
Bancholders, Inc., or Bancholders	100%	100%	1	1
Superior Parañaque Homes, Inc.	100%	100%	—	—

			5,877	14,930

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

The Board of Trustees of the Beneficial Trust Fund approved to make additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and January 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which will give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012. The Cignal TV PDRs were subsequently issued on September 27, 2013.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of stocks of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs were subsequently issued on September 27, 2013.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors of approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs), the holder of which will have a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including noncontrolling interests in the three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. In 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in Philippine Star Group and approved the issuance of PDRs by MediaQuest for its interest in Hastings. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2014 to 2018.

The pre-tax discount rates applied to cash flow projections range from 11% to 12%. Cash flows beyond the five-year period are determined using 3% to 7% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in “unlisted equity investments” in the total financial assets table. The cumulative change in the fair market value of this investment amounted to Php222 million and Php191 million as at December 31, 2013 and 2012, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php12 million and Php2 million for the years ended December 31, 2013 and 2012, respectively. Dividend receivable amounted to Php2 million each as at December 31, 2013 and 2012.

Investment in Shares of Stocks

As at December 31, 2013 and 2012, this account consists of:

	2013	2012
	(in million pesos)
Common shares	2,075	2,704
Preferred shares	360	360

	2,435	3,064

Common shares pertain to shares listed in the PSE with fair value of Php2,075 million, which include shares of PSE with fair value of Php1,668 million, shares of PLDT with fair value of Php71 million and other shares with fair value of Php336 million as at December 31, 2013. Total gain from investment in shares of PLDT for the year ended December 31, 2013 amounted to Php9 million comprising of Php5 million in dividend income and Php4 million unrealized gain from increase in market value of investment.

Common shares pertain to shares listed in the PSE with fair value of Php2,704 million, which include shares of PSE with fair value of Php2,286 million, shares of PLDT with fair value of Php67 million and other shares with fair value of Php351 million as at December 31, 2012. Total gain from investment in shares of PLDT for the year ended December 31, 2012 amounted to Php5 million comprising of Php5 million in dividend income and Php159 thousand unrealized gain from increase in market value of investment.

Preferred shares represent 300 million preferred shares of PLDT at Php10 par value as at December 31, 2013 and 2012, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividend earned on this investment amounted to Php49 million each for the years ended December 31, 2013 and 2012.

Mutual Funds

Investment in mutual funds include various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php64 million and Php120 million as at December 31, 2013 and 2012, respectively.

Government Securities

Investment in government securities include retail treasury bonds bearing interest ranging from 5.88% to 7.00%. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php43 million and Php48 million as at December 31, 2013 and 2012, respectively.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations. Total investment properties amounted to Php11 million and Php8 million as at December 31, 2013 and 2012, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
Investments in listed and unlisted equity securities	95%	98%	96%
Temporary cash investments	4%	1%	3%
Investments in mutual funds	1%	1%	—
Investments in debt and fixed income securities	—	—	1%

	100%	100%	100%

Defined Contribution Plans

Smart and certain of its subsidiaries contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2013 and 2012, and January 1, 2012, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart and certain of its subsidiaries actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	1,606	1,470	1,196
Service costs	226	226	203
Interest costs on benefit obligation	95	101	119
Actuarial losses (gains) – economic assumptions	(6)	—	2
Actuarial losses (gains) – experience	(59)	6	121
Actual benefits paid/settlements	(177)	(197)	(162)
Others (Notes 2 and 13)	—	—	(9)

Present value of defined benefit obligations at end of the year	1,685	1,606	1,470

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	1,760	1,614	1,483
Actual contributions	208	185	176
Interest income on plan assets	95	100	117
Actuarial gains (losses) on plan assets (excluding amount included in net interest)	(2)	58	1
Actual benefits paid/settlements	(177)	(197)	(163)

Fair value of plan assets at end of the year	1,884	1,760	1,614

Surplus status – net	199	154	144

Components of net periodic benefit costs:
Service costs	226	226	203
Interest cost – net	—	1	2
Curtailment/settlement losses and other adjustments	—	—	(9)

Net periodic benefit costs (Notes 3 and 5)	226	227	196

Actual net gains on plan assets amounted to Php93 million, Php158 million and Php118 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Approximately Php234 million are expected to be contributed by Smart and certain of its subsidiaries to the fund in 2014.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2013:

(in million pesos)
2014	101
2015	53
2016	67
2017	73
2018	97
2019 to 2054	21,436

The average duration of the defined benefit obligation at the end of the reporting period is 21 to 34 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Rate of increase in compensation	6%	7%	7%
Discount rate	5%	5%	6%

The overall expected rate on return on assets is determined based on the market expectations prevailing, applicable to the period over which the obligation is to be settled.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other asumptions were held constant:

	2013
	Increase (Decrease)
		(in million pesos)
Discount rate	1%	—
	(1%)	—
Future salary increases	1%	6
	(1%)	(2)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2013 and 2012:

	2013	2012
	(in million pesos)
Noncurrent Financial Assets
Investments in(1):
Domestic fixed income	989	1,280
International equities	635	350
Domestic equities	342	513
International fixed income	188	175

Total noncurrent financial assets	2,154	2,318

Current Financial Assets
Cash and cash equivalents	294	12
Receivables	1	15

Total current financial assets	295	27

Total plan assets	2,449	2,345
Employee’s share	660	664

Smart’s plan assets	1,789	1,681
Subsidiaries’ plan assets	95	79

Total Plan Assets of Defined Contribution Plans	1,884	1,760

(1)	Carrying value includes accumulated equity on investees.

Investment in Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate bonds and notes, special savings, debt securities and other deposit products of the banks. The investments under this category earned between 7.2% and 9.1% interest for the year ended December 31, 2013 and between 6.2% to 9.1% interest in 2012.

Investment in International Equities

This category consists of international mutual funds being managed by ING International. Total investment in international equities amounted to Php635 million and Php350 million as at December 31, 2013 and 2012, respectively.

Investment in Domestic Equities

Investments in domestic equities include common shares and convertible preferred shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php342 million and Php513 million as at December 31, 2013 and 2012, respectively.

Investment in International Fixed Income

Investments in international fixed income include foreign currency denominated bonds, such as mutual funds and unit investment trust funds. The Philippine sovereign debt, the only interest-bearing investment in this category, earned 5% interest for the year ended December 31, 2012. Total investment in international fixed income amounted to Php188 million and Php175 million as at December 31, 2013 and 2012, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including time deposits and mutual funds and other deposit products of banks with tenor of less than one year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2013 and 2012, and January 1, 2012 is as follows:

	December 31,		January 1,
	2013	2012	2012
Investments in debt and fixed income securities	48%	56%	57%
Investments in listed and unlisted equity securities	40%	37%	29%
Others	12%	7%	14%

	100%	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the new LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2013 and 2012 amounted to Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php3,129 million and Php1,491 million as at December 31, 2013 and 2012, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,532	1,459
Interest costs	42	21
Net actuarial loss	64	11

Net periodic benefit costs (Note 3)	1,638	1,491

26.	Provisions and Contingencies

Supervision and Regulatory Fees, or SRF, due to the NTC

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, pursuant to Section 40 of Commonwealth Act No. 146, otherwise known as the Public Service Act, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, was rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on the actual amount paid (inclusive of premiums) for the “capital stock subscribed or paid” and not on par or market value. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as basis not only capital stock subscribed or paid, but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing its assessment until the resolution of the issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion based on stock dividends.

In a resolution promulgated on December 4, 2007, the Supreme Court upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, or the Assessment Letter, the NTC assessed the total amount of SRF on stock dividends due from PLDT to be Php2,870 million, which assessment included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million, which included penalties. In letters dated April 14, 2008 and June 18, 2008, or the Demand Letters, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the PLDT Petition, praying that the NTC be restrained from enforcing or implementing its Assessment Letter and Demand Letters, all demanding payment of SRF including penalties and interests. The PLDT Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the Assessment Letter and Demand Letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s Assessment Letter and Demand Letters. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals but instead filed a Petition for Review, or the NTC Petition, directly with the Supreme Court. PLDT received a copy of the NTC Petition on July 29, 2010, and after receiving the order of the Supreme Court, filed its comment on the NTC Petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011 and PLDT filed a Rejoinder on October 12, 2011.

On January 30, 2013, the Supreme Court’s Third Division issued a resolution denying the NTC Petition for failure to show any reversible error in the challenged judgment as to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction. The Supreme Court resolution affirms the decision of the Court of Appeals, which declared that the NTC erred in imposing/assessing penalties and interest on the SRF payment of PLDT for the period 1987-2007, and annulled and set aside the Assessment Letter and Demand Letters. On April 10, 2013, the NTC filed a Motion for Reconsideration of the decision of the Supreme Court. PLDT received the Motion for Reconsideration on April 15, 2013 and filed its Comment/Opposition on May 15, 2013.

On June 26, 2013, the Supreme Court issued a resolution denying with finality the Motion for Reconsideration of the NTC. PLDT received the Supreme Court’s resolution on August 6, 2013, which serves as the termination of the case.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,163 million as at December 31, 2013 for local franchise tax covering prior periods up to December 31, 2013.

As at December 31, 2013, PLDT has no contested Local Government Unit, or LGU, assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City of Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by Tuguegarao City on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. In a Resolution dated January 18, 2013, the court denied the Motion for Reconsideration filed by PLDT. On March 8, 2013, PLDT filed a Petition for Review on the said dismissal of the case before the CTA. Acting on the Petition for Review filed by PLDT, the Second Division of the CTA issued a Resolution dated March 13, 2013 ordering the Respondents City of Tuguegarao and City Treasurer to file their Comment on the Petition for Review filed by PLDT. In a Resolution dated July 2, 2013 and received on July 12, 2013, the CTA ordered both parties to submit its respective Memorandum. PLDT has already submitted its Memorandum together with its Motion to Admit Memorandum and submit case for Resolution after Respondent City of Tuguegarao and City Treasurer failed to file their Comment on the Petition for Review filed by PLDT. On January 3, 2014, PLDT received an Entry of Appearance with Motion for Extension of Time to File Memorandum filed by the new counsel of the City of Tuguegarao asking the CTA to allow the City of Tuguegarao to file its Memorandum on or before January 14, 2014. Said Motion for Extension of Time to File Memorandum was denied by the CTA in a Resolution dated January 14, 2014.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160, or R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Decision promulgated on July 25, 2013, the Court of Tax Appeals ruled that the franchise tax assessment made by the Province of Cagayan against Smart covering the periods from 2004 to 2009 based on “presumptive tax” is null and void for lack of legal and factual justifications.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration. Digitel has already fully settled its obligation with the City Government of Batangas and in an order dated January 8, 2012, the case has been terminated by the Regional Trial Court, Branch 8 of Batangas City.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato (Civil Case No. 2010-345, February 2010), DMPI filed a Petition for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to real property tax delinquencies. DMPI is awaiting confirmation from external counsel and there are still ongoing negotiations for the reassessment of the valuation of DMPI sites.

In the DMPI vs. City of Davao (Special Civil Case No. 33,823-11, March 2011), DMPI’s Petition for Prohibition and Mandamus sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted, being that it is exempt under its BOI registration and prevailing laws. The case is in pre-trial stage. DMPI paid local business taxes and real property tax on tower and improvements. The City of Davao’s Legal Officer issued a letter-opinion declaring DMPI’s machinery as exempt from real property tax. The Office of the City Assessor has already confirmed this ruling, and issued a Tax Declaration declaring all machineries of DMPI located in the City of Davao as “Tax-Exempt”. DMPI has filed a Motion seeking the dismissal of the case considering these developments and its pending resolution.

In the DMPI vs. City Government of Malabon (Special Civil Action 11-011-MN, November 2011), DMPI filed a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a Temporary Restraining Order to defer the sale. There is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo (Special Civil Action Case No. Br. 20-542, September 2011), DMPI filed a petition for Prohibition and Mandamus with Preliminary Injunction and Temporary Restraining Order against the Tower Fee Ordinance of the Municipality of San Mateo. The parties have already submitted their respective memorandum and the case is already submitted for resolution. The RTC denied DMPI’s petition. In June, 2013, DMPI filed a motion for reconsideration and sought the inhibition of the presiding judge. The inhibition was granted, and the Motion for Reconsideration is now pending resolution by the newly assigned Judge.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200,000 per cell site per annum. DMPI has already filed its comment to the petition and the matter is now awaiting resolution.

DMPI vs. City of Trece Martires (Civil Case No. TMSCA-004-10, February 2010) – DMPI petitioned to declare void the Trece Martires ordinance of imposing tower fee of Php150,000 for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa (Civil Case No. 2006-0568, 2006) – Globe filed a Protest of Assessment questioning the act of the LGU in assessing tower fees for its sites amounting to Php105,000 per year. A joint Memoranda for Smart, DTPI and DMPI was submitted in June 2013 pertaining to the issue of whether the Ordinance is a regulatory or tax imposition.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition

In the Gamboa Case, the Supreme Court in its decision dated June 28, 2011, or the Gamboa Case Decision, held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Gamboa Case Decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several motions for reconsideration of the Gamboa Case Decision were filed by the parties. On October 18, 2012, the Gamboa Case Decision became final and executory.

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

On October 12, 2012, the Board of Directors of PLDT approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a Filipino corporation. On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, or the Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT.

On May 30, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, or the Philippine SEC Guidelines, which provides under Section 2 thereof, as follows: “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of compliance therewith, the required percentage of Filipino ownership shall be applied to both: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2013, PLDT’s foreign ownership was 31.53% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.33% of its total outstanding capital stock.

On June 10, 2013, PLDT was served a copy of a Petition for Certiorari under Rule 65 of the Revised Rules of Court, or the Petition, filed with the Supreme Court by Jose M. Roy III as petitioner against the Chairperson of the Philippine SEC, Teresita Herbosa, the Philippine SEC and PLDT as respondents. The Petition primarily questions the constitutionality of the Philippine SEC Guidelines in determining the nationality of a Philippine company pursuant to the Gamboa Case Decision and Section 11, Article XII of the Constitution. Per the Philippine SEC Guidelines, the Philippine nationality requirement of Section 11, Article XII of the Constitution is met if at least 60% of: (a) the outstanding voting stocks; and (b) the outstanding capital stock of the company is owned by Filipinos.

The Petition admits that if the Philippine SEC Guidelines were to be followed, PLDT would be compliant with the nationality requirement of the Philippine Constitution. However, the Petition claims that the Philippine SEC Guidelines do not conform to the letter and spirit of the Constitution and the Gamboa Case Decision supposedly requiring the application of the 60%-40% ownership requirement in favor of Filipino citizens separately to each class of shares, whether common, preferred non-voting, preferred voting or any other class of shares, or the Other Gamboa Statements. The Petition also claims that the PLDT Beneficial Trust Fund does not satisfy the effective Filipino-control test for purposes of incorporating BTFHI which acquired the 150 million Voting Preferred Shares.

Wilson C. Gamboa, Jr., Daniel V. Cartagena, John Warren P. Gabinete, Antonio V. Pesina, Jr., Modesto Martin Y. Mamon and Gerardo C. Erebaren, or the Intervenors, filed a Motion for Leave to file Petition-In-Intervention dated July 16, 2013 which the Supreme Court granted in a Resolution dated August 6, 2013. The Petition-In-Intervention raised identical arguments and issues as that of the Petition.

PLDT, through counsels, filed its Comment on the Petition on September 5, 2013. In its Comment, PLDT raised the following defenses: (a) Petitioner’s direct recourse to the Supreme Court in filing the petition violates the fundamental doctrine of the hierarchy of courts. There are no compelling reasons to invoke the Supreme Court’s original jurisdiction; (b) The Petition was prematurely brought before the Supreme Court. Petitioner failed to exhaust administrative remedies before the Philippine SEC, and there are facts yet to be established (in the lower courts) that are necessary for a proper and complete ruling; (c) The Petition is in the nature of a petition for mandamus and/or declaratory relief which, under Rules 65 and 63 of the Rules of Court, are not within the exclusive and/or original jurisdiction of the Supreme Court, as provided under Article VIII, Sections 5(1), 5(5), 6 and 11 of the Constitution and Rule 56 of the Rules of Court; (d) The Petition must be dismissed in as much as it is challenging the validity and constitutionality of a Memorandum Circular, which was issued in the exercise of the Philippine SEC’s quasi-legislative power, for which a petition for certiorari is an inappropriate remedy; (e) Assuming arguendo that the issuance of Philippine SEC Memorandum Circular No. 8 involved the exercise by the Philippine SEC of its quasi-judicial power, the Petition still cannot prosper since the issue of the validity and constitutionality of Philippine SEC Memorandum Circular No. 8 does not pertain to errors of jurisdiction on the part of the Philippine SEC; (f) Petitioner is not the proper party to question the constitutionality of the Philippine SEC Guidelines and PLDT’s compliance with the Gamboa decision and the Petition is likewise not a valid taxpayer’s suit and should not be entertained by the Supreme Court; (g) The Petition seeks relief that effectively deprives the necessary and indispensable parties affected thereby (such as, BTFHI, MediaQuest, PLDT Beneficial Trust Fund, and all corporations in which PLDT Beneficial Trust Fund made an investment and their subsidiaries) of their constitutional right to due process, all of whom were not impleaded as parties; and (h) Philippine SEC Memorandum Circular No. 8 merely implemented the dispositive portion of the Gamboa Case Decision.

Particularly, for the defense under (h) above, PLDT argued that: (a) the only binding and enforceable part of the Gamboa Case Decision is the dispositive portion, which defined the term “capital” under Article XII, Section 11 of the 1987 Constitution as “shares of stock entitled to vote in the election of directors”, and such dispositive portion of the Gamboa Case Decision is properly reflected and enforced in Philippine SEC Memorandum Circular No. 8. The Other Gamboa Statements were just “obiter dicta” or expressions of opinion which have no precedential value and binding effect; and (b) with respect to the nationality of PLDT Beneficial Trust Fund and BTFHI, the fundamental requirements which needs to be satisfied in order for PLDT Beneficial Trust Fund and BTFHI to be considered Filipino is for PLDT Beneficial Trust Fund’s Trustees to be Filipinos and 60% of the Fund will accrue to the benefit of Philippine nationals. This is reflected in Section 3(a) of Republic Act No. 7042, as amended, or the Foreign Investment Act, which provides that the term “Philippine national” includes “a trustee of funds for pension or other employee retirement or separation benefits, where the trustee is a Philippine national and at least 60% of the fund will accrue to the benefit of “Philippine nationals”. Both requirements are present with respect to the PLDT Beneficial Trust Fund. Consequently, there is no question that PLDT Beneficial Trust Fund and BTFHI are Filipino shareholders for purposes of classifying their 150 million shares of Voting Preferred Stock in PLDT and as a result, more than 60% of PLDT’s total voting stock is Filipino-owned. PLDT is thus compliant with the Philippine nationality requirement under Article XII, Section 11 of the 1987 Constitution.

PLDT filed its Comment on the Petition-in-intervention on October 22, 2013. PLDT raised identical defenses and arguments in its Comment on the Petition-in-intervention as that of its Comment on the Petition.

The resolution of the Jose M. Roy III Petition and the Petition-In-Intervention remains pending with the Supreme Court.

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

The following table sets forth our financial assets and financial liabilities as at December 31, 2013 and 2012, and January 1, 2012:

	Cash and cash equivalents	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
					(in million pesos)
Assets as at December 31, 2013
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	220	—	220
Investment in debt securities and other long-term investments		2,172	471	—	—	—	—	2,643
Derivative financial assets	—	—	—	—	24	—	—	24
Advances and other noncurrent assets – net of current portion	—	2,285	—	—	—	—	—	2,285
Current:
Cash and cash equivalents	31,905	—	—	—	—	—	—	31,905
Short-term investments	—	127	—	591	—	—	—	718
Trade and other receivables	—	17,564	—	—	—	—	—	17,564
Derivative financial assets	—	—	—	10	—	—	—	10
Current portion of advances and other noncurrent assets	—	7,987	—	—	—	—	—	7,987

Total assets	31,905	30,135	471	601	24	220	—	63,356

Liabilities as at December 31, 2013
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	88,930	88,930
Derivative financial liabilities	—	—	—	1,853	16	—	—	1,869
Customers’ deposits	—	—	—	—	—	—	2,545	2,545
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,716	19,716
Current:
Accounts payable	—	—	—	—	—	—	33,144	33,144
Accrued expenses and other current liabilities	—	—	—	—	—	—	57,611	57,611
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	15,171	15,171
Dividends payable	—	—	—	—	—	—	932	932
Derivative financial liabilities	—	—	—	65	40	—	—	105

Total liabilities	—	—	—	1,918	56	—	218,049	220,023

Net assets (liabilities)	31,905	30,135	471	(1,317)	(32)	220	(218,049)	(156,667)

Assets as at December 31, 2012
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	5,651	—	5,651
Investment in debt securities and other long-term investments – net of current portion	—	205	—	—	—	—	—	205
Advances and other noncurrent assets – net of current portion	—	962	—	—	—	—	—	962
Current:
Cash and cash equivalents	37,161	—	—	—	—	—	—	37,161
Short-term investments	—	24	—	550	—	—	—	574
Trade and other receivables	—	16,379	—	—	—	—	—	16,379
Current portion of investment in debt securities and other long-term investments	—	—	150	—	—	—	—	150
Current portion of advances and other noncurrent assets	—	7,915	—	—	—	—	—	7,915

Total assets	37,161	25,485	150	550	—	5,651	—	68,997

Liabilities as at December 31, 2012 (As Adjusted – Note 2)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	102,821	102,821
Derivative financial liabilities	—	—	—	2,802	—	—	—	2,802
Customers’ deposits	—	—	—	—	—	—	2,529	2,529
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,224	19,224
Current:
Accounts payable	—	—	—	—	—	—	29,027	29,027
Accrued expenses and other current liabilities	—	—	—	—	—	—	56,662	56,662
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	12,989	12,989
Dividends payable	—	—	—	—	—	—	827	827
Derivative financial liabilities	—	—	—	70	348	—	—	418

Total liabilities	—	—	—	2,872	348	—	224,079	227,299

Net assets (liabilities)	37,161	25,485	150	(2,322)	(348)	5,651	(224,079)	(158,302)

Assets as at January 1, 2012
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	7,181	—	7,181
Investment in debt securities and other long-term investments	—	—	150	—	—	—	—	150
Advances and other noncurrent assets – net of current portion	—	1,147	—	—	—	—	—	1,147
Current:
Cash and cash equivalents	46,057	—	—	—	—	—	—	46,057
Short-term investments	—	24	—	534	—	—	—	558
Trade and other receivables	—	16,245	—	—	—	—	—	16,245
Derivative financial assets	—	—	—	366	—	—	—	366
Current portion of investment in debt securities and other long-term investments	—	—	358	—	—	—	—	358
Current portion of advances and other noncurrent assets	—	18	—	—	—	—	—	18

Total assets	46,057	17,434	508	900	—	7,181	—	72,080

Liabilities as at January 1, 2012
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	91,280	91,280
Derivative financial liabilities	—	—	—	2,235	—	—	—	2,235
Customers’ deposits	—	—	—	—	—	—	2,272	2,272
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	20,343	20,343
Current:
Accounts payable	—	—	—	—	—	—	27,982	27,982
Accrued expenses and other current liabilities	—	—	—	—	—	—	40,459	40,459
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	26,009	26,009
Dividends payable	—	—	—	—	—	—	2,583	2,583
Derivative financial liabilities	—	—	—	922	2	—	—	924

Total liabilities	—	—	—	3,157	2	—	210,928	214,087

Net assets (liabilities)	46,057	17,434	508	(2,257)	(2)	7,181	(210,928)	(142,007)

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2013 and 2012, and January 1, 2012 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value			Fair Value
	December 31,		January 1,	December 31,		January 1,
	2013	2012	2012	2013	2012	2012
		(As Adjusted – Note 2)			(As Adjusted – Note 2)
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	97	89	81	97	89	81
Unlisted equity securities	123	5,562	7,100	123	5,562	7,100
Investment in debt securities and other long-term investments – net of current portion	2,643	205	150	2,668	219	158
Derivative financial assets:
Interest rate swap	24	—	—	24	—	—
Advances and other noncurrent assets – net of current portion	2,285	962	1,147	2,043	912	1,061

Total noncurrent financial assets	5,172	6,818	8,478	4,955	6,782	8,400

Current Financial Assets
Derivative financial assets:
Short-term currency swap	10	—	—	10	—	—
Long-term currency swaps	—	—	356	—	—	356
Forward foreign exchange contracts	—	—	10	—	—	10

Total current financial assets	10	—	366	10	—	366

Total Financial Assets	5,182	6,818	8,844	4,965	6,782	8,766

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	88,924	102,811	91,273	93,165	110,431	95,052
Obligations under finance leases	6	10	7	6	9	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	1,788	2,681	2,090	1,788	2,681	2,090
Interest rate swap – net of current portion	81	121	145	81	121	145
Customers’ deposits	2,545	2,529	2,272	2,044	2,200	1,772
Deferred credits and other noncurrent liabilities	19,716	19,224	20,343	18,696	18,176	19,420

Total noncurrent financial liabilities	113,060	127,376	116,130	115,780	133,618	118,486

Current Financial Liabilities
Derivative financial liabilities:
Current portion of interest rate swap	105	70	89	105	70	89
Equity forward sale contract	—	348	—	—	348	—
Current portion of long-term currency swap	—	—	834	—	—	834
Current portion of forward foreign exchange contracts	—	—	1	—	—	1

Total current financial liabilities	105	418	924	105	418	924

Total Financial Liabilities	113,165	127,794	117,054	115,885	134,036	119,410

The following table sets forth the consolidated offsetting of financial assets and liabilities recognized as at December 31, 2013:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
December 31, 2013
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap	180	156	24
Current Financial Assets
Trade and other receivables
Foreign administrations	7,554	1,833	5,721
Corporate subscribers	2,162	107	2,055
Domestic carriers	6,348	4,967	1,381
Derivative financial instruments
Interest rate swap	73	73	—

Total	16,317	7,136	9,181

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	246	165	81
Current Financial Liabilities
Accounts payable
Suppliers and contractors	29,911	112	29,799
Carriers	4,846	2,582	2,264
Derivative financial instruments
Current portion of interest rate swap	173	68	105

Total	35,176	2,927	32,249

There were no financial instruments subject to an enforceable master netting arrangement that were not set-off in the consolidated statement of financial position.

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at December 31, 2013 and 2012, and January 1, 2012. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	December 31,						January 1,
	2013			2012			2012
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	97	—	97	89	—	89	81	—	81
Derivative financial assets	—	24	24	—	—	—	—	—	—
Current Financial Assets
Short-term investments	—	591	591	—	550	550	—	534	534
Derivative financial assets	—	10	10	—	—	—	—	366	366

Total	97	625	722	89	550	639	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	—	1,869	1,869	—	2,802	2,802	—	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	—	105	105	—	418	418	—	924	924

Total	—	1,974	1,974	—	3,220	3,220	—	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2013 and 2012, and January 1, 2012, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at December 31, 2013 and 2012, and January 1, 2012, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2013 and 2012, and January 1, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and Philippine Dealing System Treasury Fixing, or PDST-F, rates for similar types of loans plus PLDT’s credit spread.	Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus PLDT’s credit spread.	Level 3

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

The valuation techniques considered various inputs including the credit quality of counterparties.

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

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at December 31, 2013. Equity forward sale contract was designated as cash flow hedge by ePLDT as at December 31, 2012 and January 1, 2012 and forward foreign exchange contracts were designated as cash flow hedges by SPi and SPi CRM, Inc., or SPi CRM, as at January 1, 2012.

The table below sets out the information about our derivative financial instruments as at December 31, 2013 and 2012, and January 1, 2012:

		December 31,					January 1,
		2013			2012		2012
	Maturity	Notional		Mark-to- market Gains (Losses)	Notional	Mark-to- market Losses	Notional			Mark-to- market Gains (Losses)
		(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php1,788)	US$202	(Php2,681)	US$	222		(Php2,090)
	2012		—	—	—	—		100		(834)
	2012		—	—	—	—		60	(1)	356
Short-term currency swaps	2014		6	4	—	—		—		—
PGIH
Short-term currency swaps	2014		10	6	—	—		—		—
DMPI
Interest rate swaps	2017		44	(130)	57	(191)		69		(234)

				(1,908)		(2,872)				(2,802)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2018		120	11	—	—		—		—
Smart
Interest rate swaps	2016		75	(11)	—	—		—		—
	2017		39	(6)	—	—		—		—
	2018		40	(26)	—	—		—		—
ePLDT Group
Equity forward sale contract	2013		—	—	211 shares	(348)		—		—
SPi Group
Forward foreign exchange contracts	2012		—	—	—	—		57		10
	2013		—	—	—	—		(4)		(1)

				(32)		(348)				9

Net liabilities				(Php1,940)		(Php3,220)				(Php2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement matured in 2012.

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Presented as:
Noncurrent assets	24	—	—
Current assets	10	—	366
Noncurrent liabilities	(1,869)	(2,802)	(2,235)
Current liabilities	(105)	(418)	(924)

Net liabilities	(1,940)	(3,220)	(2,793)

Movements of mark-to-market losses for the years ended December 31, 2013 and 2012 are summarized as follows:

	2013	2012
	(in million pesos)
Net mark-to-market losses at beginning of the year	(3,220)	(2,793)
Gains (losses) on derivative financial instruments	816	(1,661)
Effective portion recognized in the profit or loss for the cash flow hedges	387	418
Settlements, accretions and conversions	156	785
Interest expense	(12)	—
Net gains (losses) on cash flow hedges charged to other comprehensive income	(67)	92
Discontinued operations (Note 2)	—	(61)

Net mark-to-market losses at end of the year	(1,940)	(3,220)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	816	(1,661)	560
Hedge cost	(305)	(320)	(363)

Net gains (losses) on derivative financial instruments	511	(1,981)	197
Discontinued operations (Notes 2 and 4)	—	(28)	4

Net gains (losses) on derivative financial instruments from continuing operations (Note 4)	511	(2,009)	201

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

Interest Rate Swaps

On May 17, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on June 6, 2013) and in exchange, will pay a fixed rate of 1.945%.

On June 26, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.385%.

On July 19, 2013, PLDT entered into a five-year interest rate swap agreement with a notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.25%.

The interest rate swap agreements were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. As at December 31, 2013, the mark-to-market gains of the interest swap with aggregate notional amount of US$120 million and recognized in other comprehensive income amounted to Php11 million. There was no ineffective portion in the fair value of these instruments recognized in the consolidated income statement for the year ended December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Long-term Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the years ended December 31, 2013 and 2012, and Php50.45 for the year ended December 31, 2011. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the years ended December 31, 2013 and 2012, and 3.04% per annum for the year ended December 31, 2011.

The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with notional amount of US$100 million matured on May 15, 2012, with total cash settlement of Php941 million. On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$202 million as at December 31, 2013 and 2012. The mark-to-market losses of the 2017 swaps with a notional amount of US$202 million amounted to Php1,788 million and Php2,681 million as at December 31, 2013 and 2012, respectively. The mark-to-market losses of the 2012 and 2017 swaps with notional amounts of US$100 million and US$222 million, respectively, amounted to Php834 million and Php2,090 million, respectively, as at January 1, 2012.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million as at January 1, 2012. These overlay swaps matured on May 15, 2012, where PLDT received proceeds amounting to Php565 million. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Short-term Currency Swaps

In November 2013, PLDT also entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total outstanding swaps amounted to US$6 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.79 resulting to mark-to-market gains of Php4 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.84. There were no outstanding short-term currency swaps and forward foreign exchange contracts as at December 31, 2012 and January 1, 2012.

PGIH

Short-term Currency Swaps

In November 2013, PGIH entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar cash for purposes of enhancing yields on the excess funds. The total outstanding swaps amounted to US$10 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.78 resulting to mark-to-market gains of Php6 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.83. There were no outstanding short-term currency swaps and forward foreign exchange contracts as at December 31, 2012 and January 1, 2012.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million U.S. dollar Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$24 million, US$31 million and US$37 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The mark-to-market losses amounted to Php70 million, Php102 million and Php125 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million U.S. dollar Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$20 million, US$26 million and US$32 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The mark-to-market losses amounted to Php60 million, Php89 million and Php109 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Smart

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$37 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.527%. The outstanding notional amount under this agreement amounted to US$37 million as at December 31, 2013. The mark-to-market losses amounted to Php5 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.4275%. The outstanding notional amount under this agreement amounted to US$38 million as at December 31, 2013. The mark-to-market losses amounted to Php6 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$39 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%. The outstanding notional amount under this agreement amounted to US$39 million as at December 31, 2013. The mark-to-market losses amounted to Php6 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 18, 2013, Smart entered into a five-year interest rate swap agreement with a notional amount of US$40 million to hedge its interest rate exposure on a portion of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 25, 2014) and in exchange, will pay a fixed rate of 2.36%. The outstanding notional amount under this agreement amounted to US$40 million as at December 31, 2013. The mark-to-market losses amounted to Php26 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. As at December 31, 2013, mark-to-market losses amounting to Php43 million was recognized in other comprehensive income and Php6 million was recorded as interest accrual on the interest swap with aggregate notional amount of US$154 million. There was no ineffective portion in the fair value movements recognized in the consolidated income statement for the year ended December 31, 2013.

ePLDT Group

On July 10, 2012, ePLDT entered into an equity forward sale contract amounting to Php4,310 million in order to hedge its exposure to the volatility of the share price of Philweb when it sold its investment in 398 million common shares of Philweb at a certain price in four tranches, which is expected to be completed by the end of 2013. The first and second tranches were transacted on July 13, 2012 and October 19, 2012, respectively. Each tranche was for 93.5 million common shares and for a total purchase price of Php1 billion each. On June 13, 2013, the third tranche was paid for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the third tranche, or Php1 billion. On December 13, 2013, the fourth tranche was paid for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the fourth tranche, or Php1.3 billion. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations and Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of ePLDT in Philweb. The mark-to-market losses recognized in the profit or loss at the inception of this contract amounted to Php727 million. The gains and losses from the inception of this contract will be recognized in cumulative translation adjustments and are expected to be realized in profit or loss upon occurrence of each tranche. The mark-to-market loss transferred from cumulative translation adjustment to profit or loss in relation with the first and second tranches in 2012 amounted to Php387 million and Php396 million in relation with the third and fourth tranches in 2013 were recognized as a reduction on the gain of sale of Philweb shares presented as part of other income – net in our consolidated income statements. The sale was completed on December 13, 2013 thus, no outstanding equity forward sale contract as at December 31, 2013. The mark-to-market losses as at December 31, 2012 amounted to Php348 million. The mark-to-market loss recognized for the years ended December 31, 2013 and 2012, representing the ineffective portion of the loss in the fair value of the contract, amounted to Php5 million and Php3 million, respectively,

SPi Group

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

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting for all its outstanding hedges to become ineffective starting from that date and mark-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges with notional amounts of US$24 million and US$29 million, respectively, amounted to Php9 million as at January 1, 2012. In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

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

The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts were no longer included in our consolidated financial statements since April 30, 2013, which is the closing date of the sale of our BPO segment.

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

Our cash position remains strong and more than sufficient to support our capital expenditure requirements and service our debt and financing obligations as a consequence of higher cash from operations following more rational competition for the wireless business and the expected growth in data revenues. Furthermore, we can easily tap bank credit facilities to settle obligations, as necessary. We have cash and cash equivalents, and short-term investments amounting to Php31,905 million and Php718 million, respectively, as at December 31, 2013, which we can use to meet our short-term liquidity needs. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2013 and 2012, and January 1, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2013
Cash equivalents	25,967	25,967	—	—	—
Loans and receivables:	44,771	40,202	2,819	1,608	142
Advances and other noncurrent assets	10,384	7,987	958	1,297	142
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	—	1,861	311	—
Retail subscribers	12,563	12,563	—	—	—
Corporate subscribers	7,904	7,904	—	—	—
Foreign administrations	5,840	5,840	—	—	—
Domestic carriers	1,461	1,461	—	—	—
Dealers, agents and others	4,320	4,320	—	—	—
HTM investments:	471	—	—	321	150
Investment in debt securities and other long-term investments	471	—	—	321	150
Financial instruments at FVPL:	591	591	—	—	—
Short-term investments	591	591	—	—	—
Available-for-sale financial investments	220	—	—	—	220

Total	72,020	66,760	2,819	1,929	512

December 31, 2012
Cash equivalents	31,550	31,550	—	—	—
Loans and receivables:	38,887	37,608	686	453	140
Advances and other noncurrent assets	8,989	7,915	686	248	140
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	—	—	205	—
Retail subscribers	10,568	10,568	—	—	—
Corporate subscribers	8,100	8,100	—	—	—
Foreign administrations	4,960	4,960	—	—	—
Domestic carriers	1,707	1,707	—	—	—
Dealers, agents and others	4,334	4,334	—	—	—
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Financial instruments at FVPL:	550	550	—	—	—
Short-term investments	550	550	—	—	—
Available-for-sale financial investments	5,651	—	—	—	5,651

Total	76,788	69,858	686	453	5,791

January 1, 2012
Cash equivalents	41,420	41,420	—	—	—
Loans and receivables:	32,206	31,059	899	201	47
Advances and other noncurrent assets	1,165	18	899	201	47
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	11,302	—	—	—
Corporate subscribers	9,200	9,200	—	—	—
Foreign administrations	4,961	4,961	—	—	—
Domestic carriers	1,323	1,323	—	—	—
Dealers, agents and others	4,231	4,231	—	—	—
HTM investments:	508	358	150	—	—
Investment in debt securities and other long-term investments	508	358	150	—	—
Financial instruments at FVPL:	534	534	—	—	—
Short-term investments	534	534	—	—	—
Available-for-sale financial investments	7,181	—	—	—	7,181

Total	81,849	73,371	1,049	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2013 and 2012, and January 1, 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2013
Debt(1):	123,623	2,774	48,824	35,908	36,117
Principal	104,472	2,576	37,822	31,549	32,525
Interest	19,151	198	11,002	4,359	3,592
Lease obligations:	14,574	7,711	3,198	2,016	1,649
Operating lease	14,562	7,710	3,187	2,016	1,649
Finance lease	12	1	11	—	—
Unconditional purchase obligations(2)	231	66	44	44	77
Other obligations:	109,405	84,869	14,841	7,627	2,068
Derivative financial liabilities(3):	2,274	92	923	1,259	—
Long-term currency swap	2,086	—	833	1,253	—
Interest rate swap	188	92	90	6	—
Various trade and other obligations:	107,131	84,777	13,918	6,368	2,068
Suppliers and contractors	49,314	29,799	13,183	6,332	—
Utilities and related expenses	31,576	31,483	68	5	20
Liability from redemption of preferred shares	7,952	7,952	—	—	—
Employee benefits	5,350	5,350	—	—	—
Customers’ deposits	2,545	—	466	31	2,048
Carriers	2,264	2,264	—	—	—
Dividends	932	932	—	—	—
Others	7,198	6,997	201	—	—

Total contractual obligations	247,833	95,420	66,907	45,595	39,911

December 31, 2012 (As Adjusted – Note 2)
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	—
Unconditional purchase obligations(2)	413	167	246	—	—
Other obligations:	105,492	80,443	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	—
Long-term currency swap	2,968	—	770	2,198	—
Equity forward sale contract	348	348	—	—	—
Interest rate swap	191	70	101	20	—
Various trade and other obligations:	101,985	80,025	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	—
Utilities and related expenses	31,305	31,098	202	5	—
Liability from redemption of preferred shares	7,884	7,884	—	—	—
Employee benefits	5,488	5,488	—	—	—
Customers’ deposits	2,529	—	469	31	2,029
Carriers	2,007	2,007	—	—	—
Dividends	827	827	—	—	—
Others	6,614	6,593	21	—	—

Total contractual obligations	264,027	91,650	72,745	60,764	38,868

January 1, 2012
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	—
Unconditional purchase obligations(2)	674	279	263	132	—
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	—
Utilities and related expenses	23,839	23,834	5	—	—
Employee benefits	4,452	4,452	—	—	—
Dividends	2,583	2,583	—	—	—
Customers’ deposits	2,272	—	184	4	2,084
Carriers	1,642	1,642	—	—	—
Others	7,647	7,647	—	—	—

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 24 — Related Party Transactions — Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

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

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
	(in million pesos)
Within one year	7,809	7,136	6,423
After one year but not more than five years	5,104	5,375	8,235
More than five years	1,649	1,123	3,152

Total	14,562	13,634	17,810

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

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php231 million, Php413 million and Php674 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php107,131 million, Php101,895 million and Php88,039 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million, Php342 million and Php913 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges with respect to our financial liabilities as at December 31, 2013 and 2012, and January 1, 2012.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2013 and 2012, and January 1, 2012:

	December 31,				January 1,
	2013		2012		2012
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)	U.S. Dollar	Php(3)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	49	2,172	5	205	—	—
Derivative financial assets	1	24	—	—	—	—
Advances and other noncurrent assets	1	32	1	28	2	83

Total noncurrent financial assets	51	2,228	6	233	2	83

Current Financial Assets
Cash and cash equivalents	145	6,450	128	5,267	165	7,248
Short-term investments	13	591	14	562	12	540
Trade and other receivables – net	173	7,685	179	7,360	215	9,445
Derivative financial assets	—	10	—	—	8	366

Total current financial assets	331	14,736	321	13,189	400	17,599

Total Financial Assets	382	16,964	327	13,422	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,047	46,477	1,058	43,442	906	39,806
Derivative financial liabilities	42	1,869	68	2,802	51	2,235

Total noncurrent financial liabilities	1,089	48,346	1,126	46,244	957	42,041

Current Financial Liabilities
Accounts payable	166	7,381	165	6,762	198	8,688
Accrued expenses and other current liabilities	125	5,552	166	6,832	129	5,677
Current portion of interest-bearing financial liabilities	292	12,966	221	9,065	349	15,328
Derivative financial liabilities	2	105	2	70	21	924

Total current financial liabilities	585	26,004	554	22,729	697	30,617

Total Financial Liabilities	1,674	74,350	1,680	68,973	1,654	72,658

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.40 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2013.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

(3)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at January 1, 2012.

As at March 28, 2014, the Philippine peso-U.S. dollar exchange rate was Php45.00 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php775 million as at December 31, 2013.

Approximately 57%, 45% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2013 and 2012, and January 1, 2012, respectively. Consolidated foreign currency-denominated debt decreased to Php59,132 million as at December 31, 2013 from Php52,298 million as at December 31, 2012 and Php54,877 million as at January 1, 2012. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at December 31, 2013 and 2012, and US$262 million as at January 1, 2012. Consequently, the unhedged portion of our consolidated debt amounts was approximately 48% (or 41%, net of our consolidated U.S. dollar cash balances), 38% (or 33%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of consolidated U.S. dollar cash balances) as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Approximately, 21% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the years ended December 31, 2013 and 2012 as compared with approximately 30% for the year ended December 31, 2011. Approximately, 11% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2013 as compared with approximately 12% and 17% for the years ended December 31, 2012 and 2011, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso depreciated by 8.08% against the U.S. dollar to Php44.40 to US$1.00 as at December 31, 2013 from Php41.08 to US$1.00 as at December 31, 2012. As at December 31, 2012, the Philippine peso had appreciated by 6.47% against the U.S. dollar to Php41.08 to US$1.00 from Php43.92 to US$1.00 as at January 1, 2012. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php2,893 million and Php735 million for the years ended December 31, 2013 and 2011, respectively, while we recognized net consolidated foreign exchange gains of Php3,282 million for the year ended December 31, 2012. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2014. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1% as compared to the exchange rate of Php44.40 to US$1.00 as at December 31, 2013. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1% as at December 31, 2013, with all other variables held constant, profit after tax for the year ended 2013 would have been approximately Php305 million higher/lower and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php301 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2013 and 2012, and January 1, 2012. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2013

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	42	7	—	49	2,172	—	2,172	49	2,185
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	—	—	—	7	3	10	471	—	471	11	483
Interest rate	—	—	—	4.2500%	4.8370%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	20	—	—	—	—	20	882	—	882	20	882
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	97	—	—	—	—	97	4,303	—	4,303	97	4,303
Interest rate	0.0010% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	96	—	96	2	96
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	116	—	—	—	—	116	5,164	—	5,164	116	5,164
Interest rate	0.2500% to 4.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	469	—	—	—	—	469	20,803	—	20,803	469	20,803
Interest rate	0.5600% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	13	—	—	—	—	13	591	—	591	13	591
Interest rate	0.6050%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	3	—	—	—	—	3	127	—	127	3	127
Interest rate	1.5000%	—	—	—	—	—	—	—	—	—	—

	720	—	42	14	3	779	34,609	—	34,609	780	34,634

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	10,401	67	10,334	274	12,160
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	65	26	33	—	124	5,493	99	5,394	126	5,598
Interest rate	—	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	17	29	14	197	647	904	40,125	46	40,079	949	42,120
Interest rate	6.3981%	3.9250% to 6.2600%	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	21	480	235	245	—	981	43,560	156	43,404	981	43,560
Interest rate	0.3500% to 1.8000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	—	—	—	—	—	—	—
Philippine Peso	20	2	1	1	86	110	4,893	14	4,879	110	4,893
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate -0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	—	—	—	—	—	—

	58	576	276	710	733	2,353	104,472	382	104,090	2,440	108,331

As at December 31, 2012

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	—	5	—	5	205	—	205	5	219
Interest rate	—	—	—	4.0000%	—	—	—	—	—	—	—
Philippine Peso	4	—	—	—	—	4	150	—	150	4	154
Interest rate	7.0000%	—	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	37	—	—	—	—	37	1,529	—	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	84	—	—	—	—	84	3,445	—	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	4	—	—	—	—	4	161	—	161	4	161
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	74	—	—	—	—	74	3,062	—	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	694	—	—	—	—	694	28,488	—	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	14	—	—	—	—	14	557	—	557	14	557
Interest rate	9.1730%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.0000%	—	—	—	—	—	—	—	—	—	—

	911	—	—	5	—	916	37,614	—	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	9,623	79	9,544	283	11,644
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	—	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	—	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	—	—	—	—	—	—
Philippine Peso	55	45	—	72	—	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	—	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—

	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

As at January 1, 2012

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
Philippine Peso	8	4	—	—	—	12	508	—	508	12	516
Interest rate	6.8750%	7.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	626	—	626	14	626
Interest rate	0.0100% to 0.7663%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	66	—	—	—	—	66	2,886	—	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	5	—	—	—	—	5	218	—	218	5	218
Interest rate	0.0100% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	133	—	—	—	—	133	5,824	—	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	810	—	—	—	—	810	35,596	—	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	12	—	—	—	—	12	540	—	540	12	540
Interest rate	3.1020%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—

	1,048	4	—	—	—	1,052	46,216	—	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	—	—	—	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	—	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	—	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$ LIBOR + 0.7500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8000%	US$ LIBOR + 0.3000% to 1.8000%	—	—	—	—	—	—
Philippine Peso	1	147	20	61	—	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	35	—	—	—	—	35	1,537	—	1,537	35	1,537
Interest rate	Bank’s prime rate	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,572	—	1,572	36	1,572
Interest rate	4.0000%	—	—	—	—	—	—	—	—	—	—

	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2014. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 135 basis points higher/lower, respectively, as compared to levels as at December 31, 2013. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2013, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php16 million and Php67 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 135 basis points higher/lower as compared to market levels as at December 31, 2013, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php274 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2013 and 2012, and January 1, 2012:

	December 31, 2013
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	31,905	241	31,664
Loans and receivables:
Advances and other noncurrent assets	10,272	—	10,272
Short-term investments	127	—	127
Investment in debt securities and other long-term investments	2,172	—	2,172
Foreign administrations	5,721	—	5,721
Retail subscribers	5,414	41	5,373
Corporate subscribers	2,055	135	1,920
Domestic carriers	1,381	—	1,381
Dealers, agents and others	2,993	1	2,992
HTM investments:
Investment in debt securities and other long-term investments	471	—	471
Available-for-sale financial investments	220	—	220
Financial instruments at FVPL:
Short-term investments	591	—	591
Short-term currency swaps	10	—	10
Derivatives used for hedging:
Interest rate swap	24	—	24

Total	63,356	418	62,938

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2013.

	December 31, 2012
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	37,161	528	36,633
Loans and receivables:
Advances and other noncurrent assets	8,877	12	8,865
Short-term investments	24	—	24
Investment in debt securities and other long-term investments	205	—	205
Foreign administrations	4,861	—	4,861
Retail subscribers	4,079	27	4,052
Corporate subscribers	1,963	246	1,717
Domestic carriers	1,601	—	1,601
Dealers, agents and others	3,875	31	3,844
HTM investments:
Investment in debt securities and other long-term investments	150	—	150
Available-for-sale financial investments	5,651	—	5,651
Financial instruments at FVPL:
Short-term investments	550	—	550

Total	68,997	844	68,153

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2012.

	January 1, 2012
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	46,057	574	45,483
Loans and receivables:
Advances and other noncurrent assets	1,165	13	1,152
Short-term investments	24	—	24
Foreign administrations	4,762	69	4,693
Retail subscribers	4,038	63	3,975
Corporate subscribers	2,708	213	2,495
Domestic carriers	1,212	—	1,212
Dealers, agents and others	3,525	28	3,497
HTM investments:
Investment in debt securities and other long-term investments	508	—	508
Available-for-sale financial investments	7,181	—	7,181
Financial instruments at FVPL:
Short-term investments	534	—	534
Long-term currency swaps	356	—	356
Derivatives used for hedging:
Forward foreign exchange contracts	10	—	10

Total	72,080	960	71,120

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at January 1, 2012.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2013 and 2012, and January 1, 2012:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2013
Cash and cash equivalents	31,905	29,129	2,776	—	—
Loans and receivables:	44,771	17,233	4,996	7,906	14,636
Advances and other noncurrent assets	10,384	10,241	22	9	112
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—
Retail subscribers	12,563	1,318	1,822	2,274	7,149
Corporate subscribers	7,904	698	343	1,014	5,849
Foreign administrations	5,840	1,242	1,765	2,714	119
Domestic carriers	1,461	350	22	1,009	80
Dealers, agents and others	4,320	1,085	1,022	886	1,327
HTM investments:	471	471	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—
Available-for-sale financial investments	220	166	54	—	—
Financial instruments at FVPL(3):	601	601	—	—	—
Short-term investments	591	591	—	—	—
Short-term currency swaps	10	10	—	—	—
Derivatives used for hedging:	24	24	—	—	—
Interest rate swaps	24	24	—	—	—

Total	77,992	47,624	7,826	7,906	14,636

December 31, 2012
Cash and cash equivalents	37,161	34,381	2,780	—	—
Loans and receivables:	38,887	13,329	3,902	8,254	13,402
Advances and other noncurrent assets	8,989	8,848	3	26	112
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—
Retail subscribers	10,568	967	989	2,123	6,489
Corporate subscribers	8,100	478	540	945	6,137
Foreign administrations	4,960	1,043	923	2,895	99
Domestic carriers	1,707	266	27	1,308	106
Dealers, agents and others	4,334	1,498	1,420	957	459
Available-for-sale financial investments	5,651	159	5,492	—	—
Financial instruments at FVPL(3):	550	550	—	—	—
Short-term investments	550	550	—	—	—
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—

Total	82,399	48,569	12,174	8,254	13,402

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)

January 1, 2012
Cash and cash equivalents	46,057	44,885	1,172	—	—
Loans and receivables:	32,206	6,804	3,945	6,685	14,772
Advances and other noncurrent assets	1,165	1,128	37	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:	508	508	—	—	—
Investment in debt securities	508	508	—	—	—
Available-for-sale financial assets	7,181	150	7,031	—	—
Financial instruments at FVPL(3):	890	890	—	—	—
Short-term investments	534	534	—	—	—
Long-term currency swaps	356	356	—	—	—
Derivatives used for hedging:	10	10	—	—	—
Forward foreign exchange contracts	10	10	—	—	—

Total	86,852	53,247	12,148	6,685	14,772

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

(3)	Gross receivables from counterparties before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2013
Cash and cash equivalents	31,905	31,905	—	—	—	—
Loans and receivables:	44,771	22,229	3,303	787	3,816	14,636
Advances and other noncurrent assets	10,384	10,263	1	—	8	112
Short-term investments	127	127	—	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—	—
Retail subscribers	12,563	3,140	1,615	172	487	7,149
Corporate subscribers	7,904	1,041	384	224	406	5,849
Foreign administrations	5,840	3,007	740	158	1,816	119
Domestic carriers	1,461	372	129	134	746	80
Dealers, agents and others	4,320	2,107	434	99	353	1,327
HTM investments:	471	471	—	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—	—
Available-for-sale financial investments	220	220	—	—	—	—
Financial instruments at FVPL:	601	601	—	—	—	—
Short-term investments	591	591	—	—	—	—
Short-term currency swaps	10	10	—	—	—	—
Derivatives used for hedging:	24	24	—	—	—	—
Interest rate swaps	24	24	—	—	—	—

Total	77,992	55,450	3,303	787	3,816	14,636

December 31, 2012
Cash and cash equivalents	37,161	37,161	—	—	—	—
Loans and receivables:	38,887	17,221	3,017	1,079	4,158	13,402
Advances and other noncurrent assets	8,989	8,851	—	—	26	112
Short-term investments	24	24	—	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—	—
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
HTM investments:	150	150	—	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	5,651	5,651	—	—	—	—
Financial instruments at FVPL:	550	550	—	—	—	—
Short-term investments	550	550	—	—	—	—

Total	82,399	60,743	3,017	1,079	4,158	13,402

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)

January 1, 2012
Cash and cash equivalents	46,057	46,057	—	—	—	—
Loans and receivables:	32,206	10,749	3,087	1,068	2,530	14,772
Advances and other noncurrent assets	1,165	1,165	—	—	—	—
Short-term investments	24	24	—	—	—	—
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:	508	508	—	—	—	—
Investment in debt securities	508	508	—	—	—	—
Available-for-sale financial assets	7,181	7,181	—	—	—	—
Financial instruments at FVPL:	890	890	—	—	—	—
Short-term investments	534	534	—	—	—	—
Long-term currency swaps	356	356	—	—	—	—
Derivatives used for hedging:	10	10	—	—	—	—
Forward foreign exchange contracts	10	10	—	—	—	—

Total	86,852	65,395	3,087	1,068	2,530	14,772

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

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable), excluding discontinued operations. Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2013 and 2012, and January 1, 2012:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
	(in million pesos)
Long-term debt, including current portion (Note 20)	104,090	115,792	114,166
Notes payable (Note 20)	—	—	3,109

Total consolidated debt	104,090	115,792	117,275
Cash and cash equivalents (Note 15)	(31,905)	(37,161)	(46,057)
Short-term investments	(718)	(574)	(558)

Net consolidated debt	71,467	78,057	70,660

Equity attributable to equity holders of PLDT	137,147	145,550	153,860

Net consolidated debt to equity ratio	52%	54%	46%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013, 2012 and 2011.

28.	Cash Flow Information

The table below shows non-cash activities for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(in million pesos)
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	—	4,401	64,492
Put option liability for the mandatory tender offer (Notes 13 and 23)	—	—	4,940
Liability from redemption of preferred shares which consists of the following:
Recognition of asset retirement obligations (Note 21)	32	290	29
Preferred shares redeemed (Note 19)	—	4,029	—
Unclaimed dividends from stock agent form part of trust account	—	2,323	—
Unpaid dividends for preferred shares redeemed	—	1,821	—

Item 19.	Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Amended Articles of Incorporation (as amended on October 3, 2013)

1(b).	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 29, 2011)

2(a).	Terms and Conditions of the Voting Preferred Stock of PLDT

2(b).	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 2, 2014

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on October 3, 2013)

1(b)	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 29, 2011)

2	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DOCOMO (incorporated by reference to Schedule 13D/A (Amendment No. 2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

4(e)	Deed of Assignment dated April 30, 2013 between SPi Global Holdings, Inc. and Asia Outsourcing Philippines Holdings, Inc.

6	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act