Form 20-F
period 2014-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2015-03-26
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report

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

As at December 31, 2014:
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

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” or “the Company” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php44.74 to US$1.00 on December 31, 2014. On March 25, 2015, the volume weighted average exchange rate quoted was Php44.77 to US$1.00.

In this annual report, each reference to:

•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, an 88.5%-owned subsidiary of PLDT;

•	ADRs means American Depositary Receipts;

•	ADSs means American Depositary Shares;

•	AFCS means Automated Fare Collection System;

•	AFCSI means Automated Fare Collection Systems, Inc., a 20%-owned subsidiary of Smart;

•	AGS means ABM Global Solutions, Inc., a 99.8%-owned subsidiary of ePLDT;

•	AGS Group means AGS and its subsidiaries;

•	ARPU means average revenue per user;

•	Bayan means Bayan Telecommunications, Inc.;

•	BCC means Bonifacio Communications Corporation, a 75%-owned subsidiary of PLDT;

•	Beacon means Beacon Electric Asset Holdings, Inc., 50%-owned by PCEV;

•	Beta means Asia Outsourcing Beta Limited;

•	BIR means Bureau of Internal Revenue;

•	BPO means business process outsourcing;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTFHI means BTF Holdings, Inc., a wholly-owned company of the PLDT Beneficial Trust Fund;

•	BTS means base transceiver station;

•	CBA means collective bargaining agreement;

•	CEO means chief executive officer;

•	CG Manual means PLDT Manual on Corporate Governance;

•	Chikka means Chikka Holdings Limited, a wholly-owned subsidiary of Smart;

•	Chikka Group means Chikka and its subsidiaries;

•	Cignal TV means Cignal TV, Inc., a wholly-owned subsidiary of Satventures, Inc.;

•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	CMTS means cellular mobile telephone system;

•	CPCN means Certificate of Public Convenience and Necessity;

•	CURE means Connectivity Unlimited Resource Enterprise, Inc., a wholly-owned subsidiary of PHC;

•	DFON means domestic fiber optic network;

•	Digitel means Digital Telecommunications Philippines, Inc., a 99.6%-owned subsidiary of PLDT;

•	Digitel Group means Digitel and its subsidiaries;

•	DMPI means Digitel Mobile Philippines, Inc., which owns the brand name Sun Cellular and is a wholly-owned subsidiary of Digitel;

•	DSL means digital subscriber line;

•	ECC means Executive Compensation Committee;

•	ePDS means ePDS, Inc., a 67%-owned subsidiary of ePLDT;

•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;

•	EPS means earnings per share;

•	FECL means Far East Capital Limited, a wholly-owned subsidiary of Smart;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its Philippine affiliates;

•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;

•	FTTH means Fiber-to-the-Home;

•	GAAP means generally accepted accounting principles;

•	Globe means Globe Telecom, Inc.;

•	GNC means Governance and Nomination Committee;

•	GSM means global system for mobile communications;

•	HB means House Bill;

•	HSPA means high-speed packet access;

•	IAS means International Accounting Standards;

•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;

•	ICT means information and communications technology;

•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGF means international gateway facility;

•	IP means internet protocol;

•	IPCDSI means IP Converge Data Services, Inc., a wholly-owned subsidiary of ePLDT;

•	ISP means internet service provider;

•	JG Summit Group means JG Summit Holdings, Inc. and its affiliates;

•	JGSHI means JG Summit Holdings, Inc.;

•	LEC means local exchange carrier;

•	LTE means long-term evolution;

•	LTIP means long-term incentive plan;

•	Maratel means PLDT-Maratel, Inc., a 98%-owned subsidiary of PLDT;

•	MediaQuest means MediaQuest Holdings, Inc., a wholly-owned entity of the PLDT Beneficial Trust Fund;

•	Meralco means Manila Electric Company;

•	MIC means Mabuhay Investments Corporation (formerly Mabuhay Satellite Corporation), a 67%-owned subsidiary of PLDT;

•	MPIC means Metro Pacific Investments Corporation, a subsidiary of First Pacific;

•	MPRI means Metro Pacific Resources, Inc.;

•	MVNO means mobile virtual network operations;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•	NYSE means New York Stock Exchange;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	PCEV means PLDT Communications and Energy Ventures, Inc., a 99.9%-owned subsidiary of Smart;

•	PDRs means Philippine Depositary Receipts;

•	PDSI means Primeworld Digital Systems, Inc., a wholly-owned subsidiary of Smart;

•	PFRS means Philippine Financial Reporting Standards;

•	PG1 means Pacific Global One Aviation Co., Inc., a 65%-owned subsidiary of PLDT;

•	PGIC means Philippine Global Investments Corporation, a wholly-owned subsidiary of PLDT Global;

•	PGIH means Philippine Global Investments Holdings, Inc. (formerly SPi Global Holdings, Inc.), a wholly-owned subsidiary of PLDT;

•	PGNL means Pilipinas Global Network Limited, a 64.6%-owned subsidiary of PLDT;

•	PHC means PH Communications Holdings Corporation, a wholly-owned subsidiary of Smart;

•	PHIG means Philippine Internet Group, a joint venture agreement between PLDT and Rocket;

•	Philcom means PLDT-Philcom, Inc., a wholly-owned subsidiary of PLDT;

•	Philcom Group means Philcom and its subsidiaries;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	Philweb means Philweb Corporation;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLDT Digital means PLDT Digital Investments Pte. Ltd., a wholly-owned subsidiary of PLDT;

•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;

•	PLDT Online means PLDT Online Investments Pte. Ltd., a wholly-owned subsidiary of PLDT Digital;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	PTIC means Philippine Telecommunications Investment Corporation;

•	Satventures means Satventures, Inc., a wholly-owned subsidiary of Mediaquest;

•	SBI means SmartBroadband, Inc., a wholly-owned subsidiary of Smart;

•	SIM means Subscriber Identification Module;

•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;

•	SME means small and medium enterprises;

•	SMI means Smart e-Money, Inc. (formerly Smart Hub, Inc.), a wholly-owned subsidiary of Smart;

•	SMS means Short Messaging Service;

•	SRF means Supervision and Regulation Fees;

•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	TSC means the Technology Strategy Committee;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means Value-Added Service;

•	VoIP means Voice over Internet Protocol;

•	Voyager means Voyager Innovations, Inc., a wholly-owned subsidiary of Smart;

•	VPN means vitual private network;

•	W-CDMA means Wideband-Code Division Multiple Access;

•	WiMAX means Worldwide Interoperability for Microwave Access; and

•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014, included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2014, our chief operating decision maker, which we refer to as our Management Committee, categorized our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the year ended December 31, 2012 were presented as discontinued operations. See Item 4. “Information on the Company – Development Activities (2012-2014) – Sale of BPO Segment”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion of the classification of the BPO segment as an asset held-for-sale.

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

A reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2014, 2013 and 2012 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2014, 2013 and 2012 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2014, 2013, 2012, 2011 and 2010 and for the financial years ended December 31, 2014, 2013, 2012, 2011 and 2010, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F. As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been prepared and presented in conformity with IFRS.

	2014(1)		2014		2013		2012		2011(2)		2010
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US$	3,821	Php	170,962	Php	168,331	Php	163,033	Php	148,479	Php	150,814
Service revenues		3,690		165,070		164,052		159,738		145,834		148,597
Non-service revenues		132		5,892		4,279		3,295		2,645		2,217
Expenses(3)		2,916		130,457		125,515		122,529		106,424		95,287
Net income (loss) for the year		762		34,090		35,453		36,099		31,218		39,825
Continuing operations		762		34,090		33,384		35,556		30,351		40,314
Discontinued operations		—		—		2,069		543		867		(489)
Earnings per common share for the year attributable to equity holders of PLDT
Basic		3.52		157.51		163.67		167.07		161.05		210.53
Diluted		3.52		157.51		163.67		167.07		160.91		210.53
Earnings per common share from continuing operations for the year attributable to equity holders of PLDT
Basic		3.86		172.88		154.09		164.55		156.52		213.15
Diluted		3.86		172.88		154.09		164.55		156.39		213.15
Balance Sheets Data
Cash and cash equivalents		596		26,659		31,905		37,161		46,057		36,678
Total assets		9,752		436,295		399,638		405,815		401,792		278,083
Total long-term debt – net of current portion		2,579		115,399		88,924		102,811		91,273		75,879
Total debt(3)		2,908		130,123		104,090		115,792		117,275		89,646
Total liabilities		6,737		301,434		262,312		260,081		247,546		180,351
Total equity attributable to equity holders of PLDT		3,003		134,364		137,147		145,550		153,860		97,416
Weighted average number of common shares for the year (in thousands)		216,056		216,056		216,056		216,055		191,369		186,790
Other Data:
Depreciation and amortization		701		31,379		30,304		32,354		27,539		25,881
Ratio of earnings to fixed charges(4)		6.5x		6.5x		5.7x		5.4x		5.9x		7.0x
Net cash provided by operating activities		1,476		66,015		73,763		80,370		79,209		77,260
Net cash used in investing activities		(1,155)		(51,686)		(21,045)		(39,058)		(29,712)		(23,283)
Net cash used in financing activities		(445)		(19,897)		(59,813)		(48,628)		(40,204)		(55,322)
Dividends declared to common shareholders		893		39,970		37,809		36,946		41,460		40,909
Dividends declared per common share		4.14		185.00		175.00		171.00		222.00		219.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2014, has been converted into U.S. dollars at the exchange rate of Php44.74 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2014. This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.
(3)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion; and (iii) notes payable.
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

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2014 and 2013:

	December 31,
	2014		2013
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
HH and II	Php	—	Php	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock		360		360
Voting Preferred Stock		150		150

		510		510
Common Stock	Php	1,080	Php	1,080

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2012, 2013 and 2014:

	Date			Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
						(in millions)
2012	August 7, 2012	August 31, 2012	September 28, 2012	Php	60	Php	12,964
2012	March 5, 2013	March 19, 2013	April 18, 2013		60		12,963
2012	March 5, 2013	March 19, 2013	April 18, 2013		52		11,235

					172		37,162

2013	August 7, 2013	August 30, 2013	September 27, 2013		63		13,611
2013	March 4, 2014	March 18, 2014	April 16, 2014		62		13,395
2013	March 4, 2014	March 18, 2014	April 16, 2014		54		11,667

					179		38,673

2014	August 5, 2014	August 28, 2014	September 26, 2014		69		14,908
2014	March 3, 2015	March 17, 2015	April 16, 2015		61		13,179
2014	March 3, 2015	March 17, 2015	April 16, 2015		26		5,618

				Php	156	Php	33,705

On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. In declaring dividends, we take into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or undertaking share buybacks. We were able to pay out dividends of approximately 100% of our core earnings for seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, is not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars

2010	219.00	4.95
Regular Dividend – April 20, 2010	76.00	1.71
Regular Dividend – September 21, 2010	78.00	1.78
Special Dividend – April 20, 2010	65.00	1.46

2011	222.00	5.10
Regular Dividend – April 19, 2011	78.00	1.80
Regular Dividend – September 27, 2011	78.00	1.78
Special Dividend – April 19,2011	66.00	1.52

2012	171.00	4.04
Regular Dividend – April 20, 2012	63.00	1.48
Regular Dividend – September 28, 2012	60.00	1.44
Special Dividend – April 20,2012	48.00	1.12

2013	175.00	4.16
Regular Dividend – April 18, 2013	60.00	1.45
Regular Dividend – September 27, 2013	63.00	1.45
Special Dividend – April 18, 2013	52.00	1.26

2014	185.00	4.14
Regular Dividend – April 16, 2014	62.00	1.39
Regular Dividend – September 26, 2014	69.00	1.54
Special Dividend – April 16, 2014	54.00	1.21

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments.

Exchange Rates

The Philippine government does not administratively fix the exchange rate between the Philippine peso and the U.S. dollar. Since August 1, 1992, a market average rate, known as the Philippine Dealing System Reference Rate, has been determined daily in inter-bank trading using the Philippine Dealing System. The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Philippine pesos-U.S. dollars by member banks of the Bankers Association of the Philippines, or the BAP, and BSP, the central bank of the Philippines. All members of the BAP are required to make their Philippine peso-U.S. dollar trades through this system, which was established by Telerate Financial Information Network of Hong Kong.

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2010	Php	43.81	Php	45.10	Php	42.52	Php	46.98
2011		43.92		43.28		41.96		44.59
2012		41.08		42.14		40.86		44.25
2013		44.40		42.66		40.57		44.66
2014		44.74		44.45		43.64		44.87
2015 (through March 25, 2015)		44.77		44.39		44.05		45.06

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)		Low(3)
2014
September	Php	44.88	Php	44.15	Php	43.56	Php	44.97
October		44.88		44.80		44.62		44.97
November		44.91		44.95		44.87		45.12
December		44.74		44.67		44.51		44.92
2015
January		44.08		44.57		44.08		45.06
February		44.08		44.22		44.05		44.40
March (through March 25, 2015)		44.77		44.41		44.08		44.83

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2014 of Php44.74 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 25, 2015, the exchange rate quoted through the Philippine Dealing System was Php44.77 to US$1.00. Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

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

In 1993, the Philippine government liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. At present, following the acquisition of the Digitel Group by PLDT, the number of major players in the industry has been reduced to three LECs, eight IGF providers and two cellular operators in the country. Many entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technology and funding support, as well as service innovations and marketing strategies. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our cellular and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

Competition in the cellular telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference. Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market. Our principal cellular competitor, Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers. In the meantime, Smart and DMPI are also continually innovating their product and service offerings and conducting promotions, which may positively affect their cellular revenue growth. Due to competition from Globe, as well as over-the-top, or OTT, services, we cannot assure you that the additional marketing expenses incurred by us for these promotions, potential loss of customers, decrease in rates or the increase in capital expenditures required for our continued capacity expansion will not, in each case, have a material adverse effect on our business, results of operations, financial condition or prospects.

We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks. Additionally, the Philippine Senate finance committee recommended an increase in the 2015 budget of Department of Science and Technology’s Public WiFi Program with the aim of providing free public WiFi throughout the country starting 2015. We expect market saturation to continue to cause the wireless industry’s customer growth rate to be moderate in comparison with historical growth rates, leading to increased competition for customers. We also expect that our customers’ growing demand for data services will place constraints on our network capacity. This competition and our capacity issues will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices, network deployment and management, and service offerings.

The cellular telecommunications industry may not continue to grow.

The majority of our total revenues are currently derived from the provision of cellular services to customers in the Philippines. As a result, we depend on the continued development and growth of this industry in the Philippines. The cellular penetration rate in the country, however, has already reached an estimated 114% as at December 31, 2014, and thus the industry may well be considered mature, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent. Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer tastes and preferences, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services or otherwise causing the Philippine cellular telecommunications industry to stop growing or reducing the rate of its growth, could materially harm our business, results of operations, financial condition and prospects.

Our results of operations have been, and may continue to be, adversely affected by competition in, and the introduction of new services which could put additional pressures on, the traditional international and national long distance services.

The international long distance business has historically been one of our major sources of revenue. However, due to competition, the reduction in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, and the growing popularity of the so-called OTT service providers that offer social networking, instant messaging and VoIP services, revenues generated from our international long distance business have declined in recent years.

Revenues from international long distance services could further decline significantly in the future for a variety of reasons, such as:

•	increases in competition from other domestic and international telecommunications providers;

•	advances in technology;

•	the continued popularity of alternative providers offering OTT services such as social networking, instant messaging, and internet telephony (also known as VoIP services); or

•	other providers of broadband capacity.

The continued high cellular penetration rate in the Philippines and the prevalence of SMS have negatively impacted our national long distance business in recent years. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from any possible future declines in the value of the Philippine peso against the U.S. dollar. As a result, we cannot assure you that we will be able to adequately increase our other revenues to make up for any adverse impact of a further decline in our net settlement payments. We cannot assure you that we can generate new revenue streams to fully offset the declines in our traditional fixed line long distance businesses, thus, our revenues and profitability could be materially reduced and our growth and prospects could suffer.

Failure to comply with the foreign ownership restrictions under the Philippine Constitution could result in monetary penalties or the revocation of our telecommunications license

Although we currently believe we are in compliance with the foreign ownership restrictions under the Philippine Constitution, if the Philippine SEC or the other relevant authorities in the Philippines determine otherwise, we could be subject to penalties.

Exceeding the foreign ownership restrictions imposed under the Philippine Constitution may subject the Company to (1) sanctions set out in Section 14 of the Philippine Foreign Investments Act of 1991, as amended, comprising a fine not exceeding (a) the lower of (x) 0.5% of the total paid in capital of the Company and (y) Php5 million, in the case of a corpornte entity, (b) Php200,000, in the case of the president of the Company or other responsible officers, and (c) Php100,000, in the case of other natural persons, which we refer to collectively as the Monetary Sanctions, and/or (2) the Philippine government commencing a quo warranto case in the name of the Republic of the Philippines against the Company to revoke the Company’s franchise that permits the Company to engage in telecommunications activities.

While the law is still unsettled on this issue, we have been advised by our Philippine counsel that once a sufficient number of the Company’s shares are issued or transferred to or are otherwise acquired by qualified Philippine nationals so as to result in the Company’s foreign ownership percentage being in compliance with the foreign ownership restriction threshold, such a quo warranto case would not have merit, and if already initiated, would be subject to dismissal prior to the time that a judgment becomes final and executory. If an adverse decision becomes final and executory without the necessary transfer of shares having been made, the Company would have to secure a new franchise from the Philippine Congress (after the foreign ownership violation has been cured) if it still desires to engage in the telecommunications industry.

In the case of a violation of the foreign ownership restrictions, the Monetary Sanctions would continue to apply notwithstanding any curative issuance or transfer of shares to Philippine nationals.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly.

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these applications. Because PLDT filed the applications for extension on a timely basis, we expect that these applications will be granted. However, we cannot assure you that the NTC will grant these applications. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services as well as international private leased circuits pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which it was granted. DMPI’s CPCN to operate and maintain a nationwide CMTS is for a period coterminous with the life of its existing franchise which is valid until December 11, 2027, 25 years after the date of its issuance.

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction in our total revenues or profitability. In addition, the NTC could adopt changes to the regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. The occurrence of any of these changes could materially reduce our revenues and profitability.

The PLDT Group is also subject to a number of national and local taxes. We cannot assure you that the PLDT Group will not be subject to new, increased and/or additional taxes and that the PLDT Group would be able to impose or pass on additional charges or fees on its customers to compensate for the imposition of such taxes. HB No. 701 proposes to require all telecommunication companies to secure business permits and licenses from the local government where their respective cell sites are located. If this bill or any similar bills are enacted into law, such legislation could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition. We cannot assure you that the PLDT Group will be able to impose additional charges or fees on its customers to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.

Moreover, as one of the leading telecommunications service providers in the Philippines for fixed line, cellular and broadband services, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. For example, Section 700 of NTC Memorandum Circular No. 8-9-95 requires us to seek the approval of the NTC with respect to rates of non-deregulated services in order to ensure that a healthy competitive environment is fostered within the industry. Also, Article II, Section 4 (g) of the Republic Act, or R.A., No. 7925 makes it the policy of the government to pursue a fair and reasonable interconnection of authorized public network operators and other providers of telecommunications services in order to achieve a viable, efficient, reliable and universal telecommunications services. The executive branch of the government has also exhibited strong interest in enforcing anti-competitive and anti-monopolistic measures with the signing by the President of the Philippines of Executive Order, or E.O., No. 45 on June 9, 2011. E.O. No. 45 designated the Department of Justice, or the DOJ, as the competition authority of the Philippines and established the Office for Competition under it to, among other things, investigate violations of competition laws and prosecute violators thereof. The DOJ’s Department Circular No. 11 implementing E.O. No. 45 took effect on March 1, 2013. While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that the relevant governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippines telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future. For example, prior to the acquisition of the Digitel Group, there were four major LECs (PLDT, Digitel, Innove Communications, Inc. and Bayan) and three cellular service providers (Smart, DMPI and Globe) in the Philippines. On October 26, 2011, we completed the acquisition of the Digitel Group, the operator of Sun Cellular, one of the two other major cellular service providers in the Philippines. As a result of the acquisition, the number of LECs and cellular service providers in the Philippines was reduced to three and two, respectively, leaving Globe as our sole major competitor in the cellular service market. In order to mitigate the apparent anti-competitive effect of the acquisition, we agreed, as part of the NTC’s decision to grant its consent for the acquisition, to divest ourselves of the frequency spectrum and associated licenses held by CURE, one of Smart’s subsidiaries. Any future expansion in our services, particularly in our cellular services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects. In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services. Delay or failure to receive any required franchises, licenses or regulatory approvals could result in the suspension of our services or abandonment of any planned expansions, thereby affecting our business, results of operations, financial condition and prospects.

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

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011 directing the reduction of interconnection charges for SMS between two separate networks from Php0.35 to Php0.15 per SMS. The NTC has interpreted this circular to require a reduction in SMS rates charged to end users. Therefore, it initiated administrative cases against the mobile operators for the latter’s failure to implement reduced SMS charges. On November 20, 2012, the NTC rendered a decision directing Smart to reduce the retail price of users sending regular SMS to users on other networks from Php1.00 to Php0.80 or less; refund or reimburse its subscribers for the excess Php0.20 per off-network SMS; pay a fine of Php200 per day from December 1, 2011 until the date of compliance with the decision; and submit documents, records and reports pertaining to SMS sent to other networks. Smart filed a motion for reconsideration which was subsequently denied by the NTC in its resolution dated May 7, 2014. Smart then filed a petition for review at the Court of Appeals of the Philippines, or the Court of Appeals. On October 17, 2014, the 6th division of the Court of Appeals issued a resolution granting the temporary restraining order requested by Smart and directing the NTC not to enforce its decision and resolution. In a resolution promulgated on November 28, 2014, the Court of Appeals ordered the consolidation of Globe’s petition with Smarts’s and DMPI’s petitions. The application for preliminary injunction remains pending.

The NTC may call on carriers, other industry players and the public in general to attend public hearings with respect to certain proposed regulations affecting the industry in general or solicit comments from these groups with respect to consultative documents issued by the NTC on major industry issues, such as the August 2006 significant market power, or SMP, obligations, which were revived again during the pendency of PLDT’s acquisition of the Digitel Group in 2011. Under said consultative documents, for example, certain obligations are proposed to be imposed on carriers with SMP by using a roadmap which consists of the following critical processes: (1) defining markets to be used as basis for regulatory intervention; (2) determining if one or several operators in the defined markets have the degree of market power that merit regulatory intervention; (3) identifying appropriate SMP obligations to achieve policy objectives; and (4) determining conditions that justify withdrawal of regulation.

On July 15, 2011, the NTC issued Memorandum Circular No. 7-7-2011 which requires broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements and also sets the minimum service reliability of broadband service to 80%.

On December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge between LEC and CMTS to Php2.50 per minute from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC, PLDT and Smart individually filed on February 1, 2012 and January 20, 2012, respectively, separate motions for reconsideration arguing (among other things) that interconnection, including the rates thereof, should be, by law, a product of bilateral negotiations between the parties and that the decision to set lower rates was unconstitutional as an invalid exercise by the NTC of its quasi-legislative powers and violates the Philippine constitutional guarantee against impairment of contracts. The NTC denied the motion and PLDT and Smart appealed to the Court of Appeals, reiterating among other things, that the NTC erred in ruling that all LECs are automatically entitled to a cross-subsidy; that the NTC decision violates PLDT and Smart’s right to due process; and that the NTC decision violates the Philippine constitutional proscription against impairment of contracts. On December 12, 2014, the Court of Appeals granted Smart’s petition for review and set aside the NTC decision dated December 19, 2011.

A summary of the existing material regulations on our business is set forth in Item 1. “Description of Business – Material Effects of Regulation on our Business”. Due to the regulatory power of the NTC, as described above, we cannot assure you that the NTC will not impose changes to the current regulatory framework in the future, which could lead to increased competition or negatively affect the rates we can charge for our services. Any of these events could have a material adverse effect on our business, results of operations and prospects.

The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act of the Philippines, or R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges of its shares representing at least 30% of its aggregate common shares within five years from: (a) the date the law became effective; or (b) the entity’s commencement of commercial operations, whichever date is later. As of the latest practicable date, Smart and DMPI have yet to conduct a public offering of their shares. Consequently, the Philippine Congress may revoke the franchise of Smart and DMPI for their failure to comply with the requirement under R.A. 7925 to conduct a public offering of their common shares. A quo warranto case may also be filed against Smart and DMPI by the Office of the Solicitor General of the Philippines for the revocation of the respective franchises of Smart and DMPI on the ground of the violation of R.A. 7925.

Although the position taken by Smart and DMPI is that these provisions of R.A. 7925 are merely directory and that the policy underlying the requirement for telecommunication entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000 and Digitel in 2011, which is now majority-owned by PLDT, and which in turn owns a 99.6% equity interest in DMPI, since PLDT was then and continues to be a publicly listed company, there can be no assurance that the Philippine Congress will agree with such position. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, we cannot assure you that such bill will be enacted or that the Philippine Congress will not revoke the franchise of Smart and DMPI or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart and DMPI for the revocation of their respective franchises for failure to comply with the provisions of R.A. 7925 relating to the public offering of shares, the occurrence of any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

As part of the NTC’s decision to grant its consent to our acquisition of the Digitel Group, we agreed to divest ourselves of the frequency spectrum and associated franchises, licenses and permits held by CURE. Under the terms of the order issued by the NTC on October 26, 2011, (i) CURE is obligated to sell its Red Mobile business to Smart; and (ii) Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, certain frequency spectrum and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

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

As at March 26, 2015, CURE is still waiting for NTC’s advice on how to proceed with the planned divestment.

See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

We cannot assure you that we will be able to effect the divestment of CURE within the time or in a manner contemplated under the order issued by the NTC. If we fail to effect the divestment of CURE in accordance with the terms of, or in a manner contemplated under, the NTC’s approval of our acquisition of the Digitel Group, the NTC may revoke its approval or any relevant franchises, licenses or permits held by Smart, any of which could significantly disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects.

Rapid changes and advancements in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition.

The global telecommunications industry has been characterized by rapid technological changes and advancements, and the Philippine market is not an exception. We cannot assure you that these developments will not result in competition from providers of new telecommunications services or the need to make substantial capital expenditures to transform our existing network infrastructure. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, in respect of which we have made significant investments. We are also continuing to upgrade our fixed-line network to a next generation, all-IP network, expand our wireless broadband network in order to enhance our capability to provide broadband services, and upgrade and modernize our wireless cellular network in order to achieve greater operating and cost-efficiencies. However, these projects require and will continue to require, significant capital expenditures over the next few years.

Changes in available technology could increase competition and our capital costs, and if we are not able to adapt to changes in technology and address changing consumer demand on a timely basis, we may experience a decline in the demand for our services, be unable to implement our business strategy and experience reduced profits.

The rapid development of new technologies, new services and products, and new business models has begun to eliminate the distinctions between traditional, local, long distance, wireless, cable and internet communication services and bring new competitors into the telecommunications market. As a result, we are subject to increasing competition from providers offering telecommunications services using alternative technologies. These new competitors, which include ISPs, mobile device manufacturers and mobile software and application developers, compete against us in both voice and data businesses by offering mobile internet access, alternative voice and messaging services, OTT products, and other mobile services and are gaining an increasing share of the telecommunications industry value chain.

Our future success will depend on our ability to anticipate and adapt to these changes and to offer services that meet the demands of our customers on a competitive and timely basis. However, we may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model, negatively impact our existing businesses or necessitate new acquisitions or investments. In addition, there could be legal or regulatory restraints on our introduction of new services. New products and services may also be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. As a result, we cannot assure you that we would be able to adopt or successfully implement new technologies, nor can we assure you that future technological changes will not adversely affect our operations or the competitiveness of our services.

In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. If we are unable to do so on a cost-effective basis, we could experience reduced profits. There could also be legal or regulatory restraints on our ability to phase out current services.

We may not be successful in our acquisitions of, and investments in, other companies and businesses, and may therefore be unable to fully implement our business strategy.

As growth slows or reverses in our traditional fixed line and cellular businesses, and as part of our strategy to grow other business segments, we make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. Since 2010, we have made a number of significant acquisitions and investments in businesses within and ancillary to the telecommunications sector, including an investment in shares of Meralco through PCEV in 2010, the acquisition of the Digitel Group in 2011, an investment in PDRs of MediaQuest (the ultimate parent company of Cignal TV, a direct-to-home pay-TV business) in 2012, and other smaller investments in various businesses. Most recently, we completed a €333 million, or Php19,577 million, investment in Rocket and entered into a joint venture agreement with Rocket to form MePay Global (see See Item 4. “Information on the Company – Development Activities (2012-2014)” for further information on our investment in Rocket and MePay Global). The success of our acquisitions and investments depends on a number of factors, such as:

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

We are exposed to cyber security risks, which may include the gaining of unauthorized access to our networks by third parties; corruption of our data; and theft of intellectual property, stakeholder information or other sensitive data, the occurrence of any of which could significantly disrupt our business and have a material adverse effect on our results of operations and stakeholder confidence.

Over the years, our continued dependence on the latest digital technologies in conducting our operations exposes our business to risks associated with cyber incidents. These cyber incidents may range from unintentional events to deliberate attacks. These may be carried out by parties with the intention to bring about something as simple as plain disruption of our operations to something as destructive as breaching our network security and acquiring personal information on our subscribers. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, have had a material impact on our operations or financial condition. However, some network attacks can cause our telecommunications services or internal systems to be unavailable. Others, such as spam, could disrupt our business communication. Some network attacks, such as brute force attacks, could even cause the disclosure of confidential information.

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

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php34,759 million, Php28,838 million and Php36,396 million for the years ended December 31, 2014, 2013 and 2012, respectively. We currently estimate that our consolidated capital expenditures in 2015 will be approximately Php39 billion, of which approximately Php26 billion is estimated to be spent by our wireless segment and approximately Php13 billion is estimated to be spent by our fixed line segment. Our wireless segment’s capital spending is currently anticipated to focus on building out coverage, leveraging the capabilities of its newly modernized network and expanding 3G, fourth generation, or 4G, LTE including its backhaul and wireless broadband networks in order to enhance data transmission capabilities. We also contemplate enhancing network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services, as well as to further expand mainstream services and integration with the PLDT Group core and transmission network to increase penetration, mainly in provincial areas to achieve greater business benefits from a closely synergized environment. Our fixed line segment’s capital spending is currently intended principally to continue the build-out and upgrade of broadband data and IP infrastructures, fixed line data services, expanding transmission network, increasing international bandwidth capacity, and network maintenance.

Future strategic initiatives could require us to incur significant additional capital expenditures. We may be required to finance a portion of our future capital expenditures from external financing sources, some of which have not yet been fully arranged. There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all. If we cannot complete our development programs or other capital projects on time due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected.

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations and service our other debt.

As at December 31, 2014 and 2013, our consolidated long-term debt amounted to Php130,123 million and Php104,090 million, respectively, and accounted for 0.97x and 0.76x debt to equity ratio, respectively, calculated as long-term debt on a consolidated basis divided by total equity attributable to equity holders of PLDT. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of PFRS at relevant measurement dates, principally at the end of each quarter period. For a description of some of these covenants, see Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that could negatively affect our ability to comply with the financial ratio covenants and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Of our total consolidated debts, 47% and 57% were denominated in foreign currencies as at December 31, 2014 and 2013, respectively, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso.

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

A substantial portion of our indebtedness, related interest expenses, our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos. As at December 31, 2014, 47% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 40% of our total consolidated indebtedness was unhedged. As at December 31, 2013, approximately 57% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 48% of our total consolidated indebtedness was unhedged.

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

Approximately, 20% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollar for the year ended December 31, 2014 as compared with approximately 21% in each of the years ended December 31, 2013 and 2012. Approximately 10% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2014 as compared with approximately 11% and 12% for the years ended December 31, 2013 and 2012, respectively. In this respect, the depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso has been subject to significant fluctuations in recent years. From 2009 to 2012, the Philippine peso appreciated from Php47.26 as at January 5, 2009 to Php41.08 as at December 31, 2012 and a high of Php40.86 on December 5, 2012, only to depreciate by approximately 8% to Php44.40 as at December 31, 2013 and further depreciated by 1% to Php44.74 as at December 31, 2014. We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

•	political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;

•	global economic and financial trends;

•	the volatility of regional currencies, particularly the Japanese yen and Euro;

•	any interest rate increases by the Federal Reserve Bank of the United States; and

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

The First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock (representing 15.1% of our overall voting stock) as at January 31, 2015, taking into account shares purchased from JGSHI pursuant to an option agreement in connection with the Digitel acquisition. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

Pursuant to publicly available filings made with the PSE, as at January 31, 2015, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock (representing 12% of our overall voting stock), taking into account shares purchased from JGSHI pursuant to an option agreement in connection with the Digitel acquisition.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JGSHI, and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at January 31, 2015, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares (representing 4.7% of our overall voting stock).

The FP Parties, NTT Communications, NTT DOCOMO and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DOCOMO. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT, and the rights granted pursuant to the Cooperation Agreement, Strategic Agreement and the Shareholders Agreement:

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

As at December 31, 2014, PLDT has three employee unions, representing in the aggregate 5,877, or 34%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups may require separate collective bargaining agreements. If any group of our employees and PLDT are unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

Adverse results of any pending or future litigation and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

PLDT is involved in legal proceedings with various parties regarding the Philipine SEC Guidelines, which was issued in response to the decision in the Gamboa Case. On June 10, 2013, Jose M. Roy III filed a petition with the Supreme Court against the Chairperson of the Philippine SEC, Teresita Herbosa, the Philippine SEC and PLDT. The petition questions the constitutionality of the Philippine SEC Guidelines in determining the nationality of a Philippine company pursuant to the decision in the Gamboa Case and Section 11, Article XII of the Constitution. PLDT filed its challenge to the petition on September 5, 2013. On February 10, 2015 PLDT filed a consolidated memorandum setting forth its arguments against the petition. The resolution of the Jose M. Roy III Petition remains pending with the Supreme Court and is currently expected to occur before the end of 2015.

In January 2012, Smart and DMPI filed answers to a December 2011 show cause order by the NTC which required an explanation of why SMS retail rates were not lowered after the NTC issued Memorandum Circular No. 02-10-2011, which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. The outcome of the proceedings remains pending.

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

The Philippines has experienced a number of major natural catastrophes over the years, including floods, volcanic eruptions, earthquakes and typhoons, a recent example of which was Typhoon Yolanda (international name “Haiyan”) in November 2013. Typhoon Yolanda was the world’s strongest typhoon to date and caused massive destruction in the Visayan provinces. In 2014, a number of strong typhoons damaged many parts of the country, primarily the central Philippines and significant areas in Luzon. The frequency and severity of natural catastrophes and the challenges that arise from them may be further exacerbated as a result of global climate change. We cannot assure you that we are fully capable of addressing the impact of these occurrences or that the insurance coverage we maintain will fully compensate us for all the damages and economic losses resulting from these catastrophes, in which our business operations may be materially and adversely affected.

Continued terrorist activities in the Philippines could destabilize the country, adversely affecting our business environment.

Certain islands in the Philippines have been subject to a number of terrorist attacks and violent crimes in recent years. An increase in the number of terrorist attacks or violent crimes, or the occurrence of a large-scale terrorist attack, in the Philippines could negatively affect the Philippine economy and, therefore, our business, financial position and financial performance. In January of 2015, 44 members of the Philippines’ elite special action force, known as the SAF 44, were killed in combat while pursuing terrorists residing in the southern part of the country. This happened at a time when the Philippine government and the Moro Islamic Liberation Front, or the MILF, were rumored to be close to reaching agreement on the terms of the Bangsamoro Basic Law, the would-be governing law of the Bangsamoro political entity. While the MILF denied these attacks on the SAF 44, the Bangsamoro Islamic Freedom Fighters (a MILF breakaway group) is rumored to be responsible for them.

Additionally, the Philippine army has been in conflict with the Abu Sayyaf organization, which has ties to the al-Qaeda terrorist network and has been identified as being responsible for kidnapping and terrorist activities in the Philippines. There has also been a series of bombings in the Philippines, mainly in southern cities. Although no one has claimed responsibility for these attacks, Philippine military officials have stated that the attacks appeared to be the work of the Abu Sayyaf organization. There have also been a number of other violent crimes in the Philippines, including an additional series of bombings in the cities of Cagayan de Oro and Cotabato City, and in other areas in Maguindanao and North Cotabato provinces, all located in Mindanao.

There can be no assurance that the Philippines will not be subject to further, or an increased number of, acts of terrorism or violent crimes in the future. Terrorist attacks and violent crimes have had a material adverse effect on investment and confidence in, and the performance of, the Philippine economy in the past and in turn, our business, financial position and financial performance. Furthermore, there can be no assurance that the Philippines will not suffer a large-scale terrorist attack which could impact the Philippine economy for a significant period of time.

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

In September 2013, the Permanent Court of Arbitration in The Hague, Netherlands issued rules of procedure and initial timetable for the arbitration in which it will act as a registry of the proceedings. In January 2014, China imposed a “fishing permit” rule in the South China Sea, which has resulted in Philippine ships being expelled from the Ayungin Shoal in the Spratly group of islands by the Chinese Coast Guard. The Philippines has since filed a case against China with the International Court of Justice as a result of these actions.

In May 2014, Vietnamese ships collided with Chinese vessels in an area that both nations lay claim to, and where China is said to be setting up an oil rig. Also in May 2014, a Vietnamese fishing boat sank near the oil rig, and Vietnam released video footage showing a Chinese vessel gunning down the Vietnamese fishing boat. This incident has caused serious concerns for other Asian countries.

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

As a foreign private issuer incorporated in the Philippines and listed on the PSE, we are permitted under applicable NYSE rules to follow certain home country corporate governance practices. The corporate governance practice and requirements in the Philippines do not require us to have a majority of the members of our board of directors to be independent, and do not require us to hold regular executive sessions where only independent directors are present. Further, the criteria for independence of directors and audit committee members applicable in the Philippines differ from those applicable under the NYSE rules. These Philippine home country corporate governance practices may afford less protection to holders of our ADSs.

The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including PLDT.

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. Although during 2014, the Philippines’ long-term foreign currency-denominated debt was affirmed by Fitch as investment-grade with a rating of BBB, and Standard and Poor’s and Moody’s upgraded the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB+ and Baa2, respectively, the continued relatively low sovereign ratings of the Philippine Government will directly and adversely affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, Standard & Poor’s or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have an adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

Risks Relating to Our Securities

PLDT is required to comply with foreign ownership restriction under the Philippine Constitution. At present, PLDT believes it has complied with such restrictions; however, there can be no assurance that further interpretations of the Philippine Constitution will not require PLDT to take further actions to be compliant with such foreign ownership restrictions.

Section 11, Article XII of the 1987 Philippine Constitution provides that no franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines, at least 60% of whose capital is owned by such citizens. On June 28, 2011, the Philippine Supreme Court promulgated a decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), where it ruled that the term “capital” in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares).

On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT. As a result of the issuance of the shares of Voting Preferred Stock, PLDT’s foreign ownership decreased from 58.4% of outstanding common stock as at October 15, 2012 to 34.5% of outstanding voting stocks (common stock and Voting Preferred Stock) as at October 16, 2012.

On May 30, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, or the Philippine SEC Guidelines, which we believe was intended to fulfill the Philippine Supreme Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provide that “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of compliance therewith, the required percentage of Filipino ownership shall be applied to both: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2014, PLDT’s foreign ownership was 32.13% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.66% of its total outstanding capital stock. Therefore, we believe that as of the date of this report, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution. See Note 27 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

However, we cannot assure you that the Philippine SEC or the other relevant authorities in the Philippines will view shares of Voting Preferred Stock issued to BTFHI as shares of stock owned by Filipinos entitled to vote in the election of directors for the purpose of determining whether PLDT is in compliance with the 60% to 40% Filipino-alien equity requirement as provided under the Philippine Constitution. As a result, PLDT may be subject to certain sanctions imposed by the Philippine SEC, which may have a material and adverse impact on our reputation, business, financial position and prospects.

Item 4.	Information on the Company

Overview

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments (Wireless, Fixed Line and Others), we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

We are the leading fixed line service provider in the Philippines accounting for approximately 70% of the total reported fixed line subscribers nationwide as at December 31, 2014. Smart is the leading cellular service provider in the country, and together with the other PLDT Group cellular service provider, DMPI, account for approximately 61% of total reported cellular subscribers nationwide as at December 31, 2014. We have interests in the BPO sector, including the operation of our customer relationship management and knowledge processing solutions business. In December 2012, our Board of Directors authorized the sale of our BPO business and our BPO segment was classified as a discontinued operation. The sale was completed in April 2013 and US$40 million was reinvested in the BPO business. See Item 4. “Information on the Company – Sale of BPO Segment” for further discussion.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php627,858 million, or US$14,033 million, as at December 31, 2014, representing one of the largest market capitalizations among Philippine-listed companies. We had total revenues, including revenues from discontinued operations, of Php170,962 million, or US$3,821 million, and net income attributable to equity holders of PLDT of Php34,091 million, or US$762, million for the year ended December 31, 2014.

We operate under the jurisdiction of the NTC, which jurisdiction extends, among other things, to approving major services that we offer and rates that we can charge.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Under its Amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart. On March 14, 2006, NTT DOCOMO acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2014. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised the First Pacific Group and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% of PLDT’s outstanding common stock as at December 31, 2014. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications systems; fiber optics; multi-channel transmission distribution systems and their VAS (including but not limited to transmission of voice, data, facsimile, control signals, audio and video); information services bureau and all other telecommunications systems technologies presently available or that can be made available through technical advances or innovations in the future. Our subsidiaries, including Smart and DMPI, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JGSHI and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. According to public filings, as at January 31, 2015, the JG Summit Group, First Pacific Group and its Philippine affiliates and NTT Group (NTT DOCOMO, together with NTT Communications) beneficially owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively.

On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2014.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com. The contents of our website are not a part of this annual report.

Recent Developments

Investment in MePay Global

On January 6, 2015, PLDT, through Smart, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner will hold a 50% equity interest. MePay Global is a joint venture for payment services with a focus on emerging markets. Smart will contribute the intellectual property, platforms and business operations of its market-leading mobile-first platform, SMI, a wholly-owned subsidiary of Smart, to the venture. Rocket will contribute, among other things, its participations in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe. Subject to the approval of the relevant authorities, this transaction is expected to be completed in the first quarter of 2015. A copy of the joint venture agreement is furnished under Item 19. “Exhibits”.

Investment in PHIG

On January 20, 2015, PLDT and Rocket entered into another joint venture agreement to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines. PLDT, through Voyager and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, will become partners in PHIG.

PHIG will concentrate on creating and developing online businesses in the Philippines, leverage local market and business model insights, facilitate commercial, strategic and investment partnerships, enable local recruiting and sourcing, accelerate the rollout of online startups and drive the activities of high-growth companies which are already operating in the Philippines (such as Lamudi, Carmudi, Clickbus and Pricepanda), with plans to launch numerous new companies in the coming quarters.

PLDT will invest €30 million for a 33.33% ownership stake in PHIG and will have the option to increase its investment to 50%. Subject to the approval of the regulatory authorities, this transaction is expected to be completed in the first quarter of 2015.

Business Overview

As at December 31, 2014, our Management Committee categorized our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012. The results of operations of our BPO business for the four months ended April 30, 2013 and the year ended December 31, 2012 have been presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

We provide cellular, wireless broadband, as well as satellite and other services through our wireless business, which contributed approximately 90% and 10% of our wireless service revenues, respectively, in 2014. In previous years, rapid growth in the cellular market resulted in a change in our revenue composition, with cellular service revenues surpassing fixed line revenues to become our largest revenues source. During 2014, however, the rate of growth in the cellular market has decreased. Wireless revenues contributed 64% of our total revenues in 2014 as compared to 65% and 66% for the years 2013 and 2012, respectively. Our cellular service revenues were 87% of our total wireless revenues, which include service and non-service revenues in 2014, 89% and 90% in 2013 and 2012, respectively.

Our cellular service, which accounted for approximately 90% of our wireless service revenues for the year ended December 31, 2014, is provided through Smart and DMPI with 69,857,060 total subscribers as at December 31, 2014 as compared to 70,045,627 total subscribers as at December 31, 2013, representing a combined market share of approximately 61% as at December 31, 2014 as compared to 64% as at December 31, 2013. Cellular penetration in the Philippines increased to approximately 114% as at December 31, 2014 from 108% as at December 31, 2013, and accounts for approximately 36 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

Approximately 96% and 89% of Smart and Sun Cellular subscribers, respectively, as at December 31, 2014 were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market, allowing us to increase and broaden our subscriber base without handset subsidies and reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk. We have also retained our dominance in the postpaid service. Our combined Smart and Sun Cellular postpaid subscribers have increased by 16% or 387,571, to 2,765,488 in 2014, representing a market share of approximately 55%.

In 2014, the growth of smartphone users resulted in significant increase in our mobile internet revenues. On September 26, 2014, we launched our Free Mobile internet promo whereby subscribers can avail themselves of 30MB of data usage per day, enabling them to use their social networking sites, read news and entertainment sites, send and receive email, stream music through Spinnr (an online music portal), and shop online. The offer excludes the use of VoIP and messaging applications, as well as peer-to-peer file sharing applications. The promo was originally effective until February 5, 2015 but was extended until February 28, 2015, with video streaming made available during the extension period. Our mobile internet revenues, which are part of our cellular data services revenues, increased by Php3,111 million, or 63%, to Php8,079 million in 2014 from Php4,968 million in 2013. Our mobile internet revenues contributed 16% and 10% of our cellular data service revenues in 2014 and 2013, respectively. Text messaging, which remains popular in the Philippines, contributed 81% and 87% of our cellular data service revenues in 2014 and 2013, respectively.

Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas and deploy its 900 MHz BTS on a relatively more economical basis in potentially high growth, but less densely populated provincial areas. We have installed a third-generation, or 3G, network based on a W-CDMA technology and are currently upgrading our wireless broadband facilities. With 26,242 cellular/broadband base stations, which includes 11,083 active 4G/HSPA+/LTE base stations, as at December 31, 2014, our cellular network covers approximately 95% of all towns and municipalities in the Philippines.

DMPI is transforming its transmission backbone network from a linear architecture to a ring topology synergizing with the Smart network, which allows for greater redundancy to ensure service reliability and quality. Additionally, DMPI developed an advanced 3G network that is currently operational in various provinces nationwide. We believe DMPI has developed an advanced network infrastructure that is highly efficient and can be easily scaled to accommodate increased subscriber base for its 2G and 3G business and increased network traffic from “unlimited” plans offered to subscribers of Sun Cellular.

As at December 31, 2014, Smart and DMPI have completed their unified network project in Mindanao and a large part of the Visayas region. The network synergy has generated savings in terms of capex optimization, cost efficiencies and reductions in cost duplications, and is expected to further increase upon completion of the project in 2016.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the country, servicing retail, corporate and SME clients. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 2,207,889 fixed line subscribers as at December 31, 2014, an increase of 138,470 from the 2,069,419 fixed line subscribers as at December 31, 2013, mainly due to higher net additions in 2014 compared with 2013. Total revenues from our fixed line was 36% of our total revenues for the year ended December 31, 2014, 35% and 34% in the years ended December 31, 2013 and 2012, respectively. National long distance revenues have been declining largely due to a drop in call volumes as a result of continued popularity of alternative means of communications such as texting, e-mailing and internet telephony. An increase in our data and other network service revenues in recent years have mitigated such decline to a certain extent. Recognizing the growth potential of data and other network services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 11,807-kilometer long DFON is complemented by an extensive digital microwave backbone network operated by Smart. This microwave network complements the higher capacity fiber optic networks and is vital in delivering reliable services to areas not covered by fixed terrestrial transport network. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have economic interests.

See Item 4. “Information on the Company – Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Others

Other business consists primarily of PCEV, an investment holding company which has a 22.48% interest in Meralco shares through its 49.96% equity interest in Beacon’s outstanding common stock and preferred stock; PGIC, which owns an 18.24% economic interest in Beta, an investment holding company of SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group, where we reinvested approximately US$40 million of the proceeds from the sale of BPO in 2013; and PLDT Digital, an investment holding company, which owns a 6.1% equity interest in Rocket Internet AG, or Rocket, through its wholly-owned subsidiary, PLDT Online.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2012, 2013 and 2014 and those planned for 2015. See Item 4. “ – Development Activities (2012-2014) – Divestment of CURE” for the discussion of our recent divestitures.

Organization

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2014 and 2013:

			Percentage of Ownership
	Place of		2014		2013
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.00
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.00
I-Contacts Corporation	Philippines	Call center services	—	100.0	—	100.00
Smart e-Money, Inc., or SMI, (formerly Smarthub, Inc.)(a)	Philippines	Provide and market certain mobile payment services	—	100.0	—	100.00
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	—	100.0	—	100.00
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.00
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.00
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.00
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.00
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.00
elnnovations Holdings Pte. Ltd. (formerly Smarthub Pte. Ltd., or SHPL)(b):	Singapore	Investment company	—	100.0	—	100.00
Takatack Pte. Ltd., or Takatack, (formerly SmartConnect Global Pte. Ltd.)(c)	Singapore	Development of leading enhanced data rates for GSM evolution, voice communications and information technology, or IT, based solutions	—	100.0	—	100.00
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Voyager Innovations, Inc., or Voyager(d)	Philippines	Mobile applications development and services	—	100.0	—	100.00
Wifun, Inc., or Wifun(e)	Philippines	Software developer and selling of WiFi access equipment	—	87.0	—	—
Telesat, Inc.(f)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(f)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group(g)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0

			Percentage of Ownership
	Place of		2014		2013
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
iPlus Intelligent Network, Inc., or iPlus(h)	Philippines	Managed IT outsourcing	—	—	—	100.0
Curo Teknika, Inc., or Curo(i)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(j)	Philippines	Internet-based purchasing, IT consulting and professional services	—	99.8	—	99.2
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc.(f)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Capital Philippines Ltd., or DCPL(k)	British Virgin Islands	Telecommunications services	—	99.6	—	99.6
Digitel Information Technology Services, Inc.(l)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Co., Inc., or PG1(m)	Philippines	Air transportation business	65.0	—	50.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries(n)	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	60.0	—

Others
PLDT Global Investments Holdings, Inc., or PGIH, (formerly SPi Global Holdings, Inc.)(o)	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiary(p)	Singapore	Investment company	100.0	—	—	—

Mabuhay Investments Corporation, or MIC(f)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0

PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.8

(a)	On July 12, 2013, the Philippine SEC approved the change in the business name of Smarthub, Inc. to Smart e-Money, Inc.
(b)	On February 24, 2015, the Accounting and Corporate Regulatory Authority of Singapore approved the change in the business name of SHPL to elnnovations Holdings Pte. Ltd.
(c)	On September 29, 2013, by a special resolution of the Board of Directors of SmartConnect Global Pte. Ltd., resolved to change its registered business name to Takatack Pte. Ltd.
(d)	On January 7, 2013, Voyager was registered with the Philippine SEC to provide mobile applications development and services.
(e)	On November 18, 2014, Smart acquired an 86.96% equity interest in Wifun. See Note 14 – Business Combinations – Smart’s Acquisition of Wifun.
(f)	Ceased commercial operations.
(g)	On January 28, 2014, IPCDSI acquired a 100% equity interest in Rack I.T. Data Center, Inc., or Rack IT. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT.
(h)	On April 8, 2014, ePLDT sold its 100% stake in iPlus through a management buyout for a consideration of Php42 million.

(i)	On October 30, 2013, Curo was incorporated to take-on the Outsourced IT Services as a result of the spin-off of iPlus.
(j)	In 2014, ePLDT acquired an additional 0.6% equity interest in AGS from its minority shareholders thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8%.
(k)	Liquidated in January 2013.
(l)	Corporate life shortened until June 2013.
(m)

On March 10, 2014, PLDT acquired an additional 37.5 million shares of PG1, thereby increasing its ownership from 50% to 65%. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

(n)

In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash into PGNL amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

(o)

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

(p)

On August 1, 2014, PLDT Digital was incorporated to be the holding company of PLDT Online Investments Pte. Ltd., or PLDT Online, an entity that holds investment in Rocket Internet AG, or Rocket. See Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket.

Development Activities (2012-2014)

Investment in PDRs of MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 844 thousand net subscribers as at December 31, 2014.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which will increase ePLDT’s investment in Hastings PDRs from Php1.95 billion to Php2.45 billion representing a 60% economic interest in Hastings.

On March 11, 2014, MediaQuest received from ePLDT an amount aggregrating to Php300 million representing deposits for future PDRs subscriptions.

ePLDT’s deposit for future Hastings PDRs subscription amounted to Php2,250 million and Php1,950 million as at December 31, 2014 and 2013, respectively.

As at March 26, 2015, the Hastings PDRs have not yet been issued.

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

In November 2014, Beacon declared cash dividends on its common shareholders in the amount of Php6,000 million, in the aggregate, which was paid in February 2015. PCEV’s share of the dividend was Php3,000 million, and was deducted from the carrying value of the investment in a joint venture as at December 31, 2014.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred shares to MPIC for total cash consideration of Php3,563 million, which sale was completed on June 29, 2012. Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of its investment in Beacon preferred shares, from an investment available-for-sale financial investments to a strategic investment which PCEV intends to hold on to for the long-term, similar to its investment in Beacon common shares. As a result, the investment in Beacon preferred shares was reclassified from available-for-sale financial investments to investment in a joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares amounted to Php7,268 million and Php6,250 million as at December 31, 2014 and 2013, respectively (net of deferred gain of Php5,520 million and Php6,133 million as at December 31, 2014 and 2013, respectively).

In March 2014, Beacon declared a 7% cumulative preferred dividend to its preferred shareholders in an aggregate amount of Php810 million. PCEV’s share in the dividend declared by Beacon in the amount of Php405 million was received in May 2014 and was deducted from the carrying value of the investment as at December 31, 2014.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php21,895 million and Php23,375 million as at December 31, 2014 and 2013, respectively.

Automated Fare Collection System Project Awarded to AFCSI

In 2013, Smart, along with other conglomerates MPIC and Ayala, bid for the AFCS project of the DOTC and Light Rail Transit Authority. The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines. The AFCS Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecom, Inc., for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bid for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, the AFCSI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed for 503 million shares equivalent to a 20% equity interest in AFCSI at a subscription price of Php1.00 per share. Of the total subscription price, Php300 million was paid by Smart and the remaining balance of Php203 million was unpaid as at December 31, 2014.

On June 30, 2014, MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

On January 20, 2015, the Board of Directors of AFCSI approved an additional capital infusion of Php800 million to fund its expenditures to be paid on or before March 31, 2015 by the shareholders in proportion to their share subscriptions. Smart will contribute an additional Php160 million for its 20% share in AFCSI.

See Note 10 – Investments in Associates, Joint Ventures and Deposits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

PCEV’s Common Stock

On June 24, 2014, PCEV’s Board of Directors approved a repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000.00 per share. The buyback program was valid until December 31, 2014.

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion of PCEV’s Common Stock.

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

In 2014, ePLDT acquired an additional 0.6% in AGS from its minority shareholders for a total consideration of Php0.6 million, thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8% as at December 31, 2014.

Smart’s Acquisition of Wifun, Inc., or Wifun

On November 18, 2014, Smart acquired an 86.96% equity interest in Wifun for total cash consideration of Php70 million of which Php35 million was paid in December 2014, Php6 million is payable in April 2015 and Php29 million is payable upon capital call of Wifun. Wifun was incorporated in the Philippines in 2013 and is engaged in the business of selling software solutions, telecommunications equipment and gadgets, and providing WiFi access.

Investment in mePay Operations Philippines, Inc., or mePay Ops

mePay Ops was incorporated in the Philippines on February 10, 2015 to market, sell and distribute payment solutions and other related services. mePay Ops is 60% and 40% owned by SMI and Smart, respectively, with an initial capitalization of Php1 million.

Sale of Healthcare Business by Asia Outsourcing Gamma Limited, or AOGL

On October 1, 2014, AOGL’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total of US$235 million. AOGL is a wholly-owned subsidiary of Beta, which is, in turn, owned 80% by CVC Capital Partners, one of the world’s leading private equity and investment advisory firms, and 20% by PLDT through its indirect subsidiary, PLDT Global Investments Corporation, or PGIC. As a result of the sale, PGIC received a cash payment of US$42 million from Beta.

PLDT’s Additional Investment in PGNL

In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

PLDT Online’s Investment in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. A copy of the investment agreement relating to PLDT’s investment in Rocket is furnished under Item 19. “Exhibits”.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the current investors, as at the date of the agreement, namely: Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly: European Founders Fund GmbH). PLDT made the €333 million investment in two payments (one on September 8 and one on September 15, 2014), which it funded from available cash and new debt. In accordance with PLDT’s right to appoint one member of Rocket’s nine-person supervisory board, on August 22, 2014, PLDT’s President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the supervisory board.

Concurrently with the investment, PLDT and Rocket agreed pursuant to a joint venture agreement to jointly develop mobile and online payments in emerging markets. The partnership will leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets. A copy of the joint venture agreement between PLDT and Rocket is furnished under Item 19. “Exhibits”.

PLDT’s investment terms reflect its long-term commitment to Rocket and its unique ability to combine PLDT’s world-class mobile money expertise and resources with Rocket’s global platform to develop future value-enhancing growth opportunities.

On August 21, 2014, PLDT assigned all its rights, titles and interests, as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket listed its shares on the Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” PLDT’s ownership stake in Rocket after the IPO was reduced to 6.6%. At the closing price of Rocket as at December 31, 2014 of €51.39 per share, the total market value of PLDT’s stake in Rocket was €519 million or Php27,855 million. The unrealized gains of Php8,144 million as a result of the change in the fair value of Rocket shares as at December 31, 2014 was recognized in other comprehensive income in the “Net gains available-for-sale financial investments – net of tax” account in the accompanying audited consolidated financial statements. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of investment cost amounted to Php134 million.

As at March 26, 2015, due to additional issuances of shares by Rocket, PLDT’s ownership percentage in Rocket was reduced to 6.1%.

Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket has more than 20,000 employees in its network of companies across over 100 countries, with aggregated revenues in excess of €700 million in 2013. Its most prominent brands include leading Southeast Asian e-Commerce businesses, Zalora and Lazada, as well as fast growing brands with strong positions in their markets, such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh, in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

Sale of Beacon’s Meralco Shares to MPIC

On June 24, 2014, Beacon and MPIC entered into a Share Purchase Agreement to sell 56 million common shares, comprising an approximately 5% interest in Meralco to MPIC at a price of Php235.00 per share for an aggregate consideration of Php13,243 million. Based on the agreement, MPIC settled a portion of the consideration amounting to Php3,000 million immediately upon signing of the agreement and the balance was paid on February 27, 2015.

Upon completion of the sale, PCEV’s effective interest in Meralco, through Beacon, was reduced to 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 27.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

PLDT’s Acquisition of Additional Shares of PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by Jubilee Sky Limited, or JSL, which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased, which was completed on March 10, 2014, was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1 to the accompanying audited consolidated financial statements in Item 7. “Financial Statements”.

IPCDSI’s Acquisition of Rack I.T. Data Center, Inc., or Rack IT

On January 28, 2014, IPCDSI and a third party entered into a sale and purchase agreement whereby the third party sold its 100% ownership in Rack IT to IPCDSI for a total purchase price of Php164 million, of which Php25 million was originally to be paid upon completion of certain closing conditions in May 2014. On May 28, 2014, ePLDT granted the request of the third party to extend the deadline of the completion of certain closing conditions to on or before December 31, 2014. On November 26, 2014, ePLDT granted an additional request of the third party to further extend the deadline for completion of the closing conditions to on or before March 31, 2015.

Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. The Sucat Data Center, with rack capacity of 800, held its inauguration on December 3, 2014. Rack IT started commercial operations on February 20, 2015.

See Note 2 – Summary of Significant Accounting Policies, Note 10 – Investments in Associates, Joint Ventures and Deposits, and Note 14 – Business Combinations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion regarding these and other acquisitions.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands. PLDT, Smart, Talk ‘N Text and Sun Cellular are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 85 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand. Our brand range was further strengthened with the acquisition of DMPI and its cellular brand, Sun Cellular. Since its launch in 2003, Sun Cellular has built considerable brand equity as a provider of “unlimited” services. Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•

Leading Market Shares. With over 76 million fixed lines, cellular and broadband subscribers as at December 31, 2014, we have leading market positions in each of the fixed line, cellular and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources. We derive our revenues from two of our business segments, namely, Wireless and Fixed Line, with each contributing 64% and 36%, respectively, to our total revenues in 2014, and 65% and 35%, respectively, in 2013. Revenue sources of our wireless business include cellular services, which include voice services and text message-related, mobile internet and VAS, and wireless broadband services. Revenues from cellular voice and text services have been declining but this decline is somewhat mitigated by the increase in revenues from wireless broadband and mobile internet browsing. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. Revenues from local exchange, national and international long distance, have been declining over the past years due to pressures on traditional fixed line voice revenues and reductions in international interconnection rates, offset by the significant revenue contribution from corporate, SME and consumer data.

•

Superior Integrated Network. With the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. Part of our network transformation program included the continued upgrade of our fixed line network to an all IP-based NGN, the build out of our transmission network, the investment in increased international bandwidth capacity, and the expansion of our 3G, 4G LTE and wireless broadband networks in order to enhance our data and broadband capabilities. Our network investments include the upgrade of our IT capabilities, including our Operating Support Systems, Business Support Systems and Intelligent Networks, all of which are essential in enabling us to offer more relevant services to our customers.

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

•

Strengthen our leading position in the data and broadband market. Leveraging on the inherent strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business – broadband, data and other network services, including mobile internet. Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services.

•

Maintain a strong financial position and improve shareholder returns. Following significant improvements in our financial position, we restored the payment of cash dividends to our common shareholders beginning in 2005 and were able to declare dividend payouts of approximately 100% of our core earnings for the seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas. As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses such as those in media and content.

Business

Wireless

We provide cellular, wireless broadband, satellite and other services through our wireless business.

Cellular Service

Overview

Our cellular business, which we provide through Smart and DMPI to almost 70 million subscribers as at December 31, 2014, approximately 96% of whom are prepaid subscribers, focuses on providing wireless voice communications and wireless data communications (primarily through text messaging, but also through a variety of VAS and mobile broadband). As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC that we will divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart. See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014		2013		2012
Systemwide cellular subscriber base		69,857,060		70,045,627		69,866,458
Prepaid		67,091,612		67,667,750		67,611,537
Smart Prepaid		24,877,144		24,608,687		25,061,453
Talk ‘N Text		28,149,360		29,485,017		28,445,053
Sun Cellular		14,065,108		13,574,046		14,105,031
Postpaid		2,765,448		2,377,877		2,254,921
Smart		1,040,221		889,696		683,480
Sun Cellular		1,725,227		1,488,181		1,571,441
Growth rate of cellular subscribers
Prepaid
Smart Prepaid		1%		(2%)		(11%)
Talk ‘N Text		(5%)		4%		39%
Sun Cellular		4%		(4%)		6%
Postpaid
Smart		17%		30%		18%
Sun Cellular		16%		(5%)		16%
Cellular revenues (in millions)	Php	103,836	Php	105,875	Php	103,604
Voice		50,640		51,384		49,627
Data		50,137		52,258		51,415
Others		3,059		2,233		2,562
Percentage of cellular revenues to total wireless service revenues		90%		91%		91%
Percentage of cellular revenues to total service revenues		58%		59%		60%

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

Smart, together with Talk ‘N Text and Sun Cellular, has focused on segmenting the market by offering sector-specific, value-driven packages for its subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as within network packages, Smart’s buckets now also offer voice, text and hybrid bundles available to all networks. Smart also provides packages with unlimited voice, text, data, and combinations thereof, denominations of which depend on the duration and nature of the unlimited packages.

Among the many popular bucket variants of Smart prepaid is the Unli Call and Text 25 where subscribers can enjoy unlimited calls to Smart and Talk ‘N Text, unlimited texts to Smart, Talk ‘N Text and Sun Cellular, plus free 50 all network texts with 15MB of mobile internet data and additionally, unlimited Facebook access valid for one day. In addition, for as low as Php10, Smart Prepaid subscribers can get 75 all network texts, and 5MB of mobile internet data which is valid for one day.

Sun Cellular offers its Call and Text Unlimited products, which allow Sun Prepaid subscribers to enjoy 24 hours of Sun-to-Sun voice calls and all network texts and unlimited Facebook access for as low as Php25 per day. Sun Cellular’s Text Unlimited products offer unlimited Sun-to-Sun SMS with free ten minutes of voice calls to Sun, Smart and Talk ‘N Text plus ten minutes of mobile internet for as low as Php10 per day. Sun Cellular also offers Call and Text combo which allows subscribers to send 50 Sun-to-Sun SMS and 50 SMS to other networks along with ten minutes of calls to Sun, Smart and Talk ‘N Text voice calls and ten minutes of mobile internet for only Php10, valid for one day.

Sun Cellular also offers Sun Trio Loads, which comes with unlimited texts to Sun, Smart and Talk ‘N Text bundled with unlimited Facebook access for only Php20, valid for two days.

Postpaid subscribers have similar options depending on their monthly subscription plans. Smart offers Smart All-in Plans, which enable subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Smart also offers the Smart Unli Postpaid Plan 599 which offers unlimited calls to Smart subscribers and unlimited texts to Smart, Talk ‘N Text and Sun Cellular subscribers plus 200MB of data and a Spinnr VIP subscription valid for 30 days.

Sun Cellular postpaid plans offer a variety of services to cater to the emerging needs of the subscribers at affordable prices. Sundroid Rush Plans starting from Php450 per month come with a free Android handset and tablet that allows subscribers to enjoy unlimited Sun Calls and Texts, 250 free texts to other networks and 20 hours of mobile internet. Sun Cellular also offers international direct dialing, or IDD, plans which allows subscribers to make international calls and send SMS to selected countries for as low as Php1.50 per minute of voice call or per SMS. The IDD plans also come with a free Android handset along with free calls and SMS, depending on the plan.

Voice Services

Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php50,640 million, Php51,384 million and Php49,627 million, or 49%, 49% and 48% of cellular service revenues in 2014, 2013 and 2012, respectively. Local calls continue to dominate outbound traffic constituting 92% of all our cellular minutes. Domestic inbound and outbound calls totaled 49,525 million minutes in 2014, a decrease of 1,979 million minutes, or 4%, as compared with 51,504 million minutes in 2013 primarily due to lower unlimited and standard voice traffic, partially offset by higher domestic voice revenues. International inbound and outbound calls totaled 3,241 million minutes in 2014, a decrease of 599 million minutes, or 16%, as compared with 3,840 million minutes in 2013. The ratio of inbound-to-outbound international long distance minutes was 5.9:1 for 2014.

Data Services

Cellular revenues from data services include all text messaging-related services and mobile internet, as well as VAS.

The Philippine cellular market is one of the most text messaging-intensive markets in the world, with more than a billion text messages sent per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. However, the increased preference of communication through various mobile applications, social networking sites and other OTT services has provided a vast selection of communication tools.

Cellular revenues from data services decreased by Php2,121 million, or 4%, to Php50,137 million in 2014 from Php52,258 million in 2013 primarily due to lower text messaging and VAS revenues, partially offset by higher mobile internet revenues. In 2014, Smart’s and DMPI’s text messaging system handled 32,155 million outbound messages on standard SMS services and 389,321 million messages generated by bucket-priced text services.

Revenues from mobile internet includes web-based services such as mobile internet browsing and video streaming, net of allocated discounts and content provider costs. Mobile internet revenues increased by Php3,111 million, or 63%, to Php8,079 million in 2014 from Php4,968 million in 2013.

Smart and DMPI offer the following VAS:

•

Pasa Load/Give-a-load, which includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (three Smart-to-Smart texts plus Php1 air time) from Smart which will be deducted upon their next top-up;

•	SMS-based, which includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs;

•

MMS-based, which includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs; and

•

Financial services, which include revenues from Smart Money Clicks via Smart Menu and mobile banking. Smart Money Clicks includes the following services: balance inquiry, re-load prepaid accounts, bills payment, card management and internet purchases.

Mobile internet browsing has shown significant growth as a result of the popularity of social networking and the affordability of smartphones. Our current approach is to continue maximizing our 3G network services while upgrading our network to LTE 4G. We aim to encourage sustained growth in mobile internet browsing by offering free internet access to mobile subscribers. Our “Free Internet” promo was launched in September 2014 and was offered until the end of February 2015.

Rates

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and has outbound call, text or data activity. A prepaid cellular subscriber is considered inactive if the subscriber does not reload within 120 days after the full usage or expiry of the last reload.

Smart Prepaid and Talk ‘N Text call and text prepaid cards are sold in denominations of Php100, Php300 and Php500. The Php300 and Php500 cards include 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of electronic loading facility, Smart Load, made reloading of air time credits more convenient and accessible to consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php10 to Php1,000 with corresponding expiration periods. The introduction of Smart Load was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer even smaller denominations to other prepaid subscribers. Since 2005, Smart has offered fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage. These bucket packages, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be popular with subscribers. Smart also offers unlimited voice and text packages under its various brands in order to be competitive and maintain industry leadership. Both bucket packages, and unlimited voice and text packages accounted for 45% of our cellular service revenues in 2014.

Smart Prepaid subscribers are charged Php6.50 per minute for calls to Smart Prepaid and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Prepaid and other cellular fixed line subscribers are charged Php6.50 per minute.

Sun Cellular has continued to offer its range of “unlimited” products and further introduced special product promotions. Sun Cellular introduced an enhanced version of its flagship Call and Text Unlimited services, which now includes unlimited tri-net calls and texts to all networks. For example, the Php100 denomination is valid for five days with unlimited tri-net calls and all-network texts plus unlimited Facebook access. There are also the following variants with longer validity periods and more free inclusions: Php150 provides Sun Call & Text Unlimited for 7 days with Php25 regular load and unlimited Facebook access, while Php450 is valid for 30 days and includes Php50 regular load and unlimited Facebook access. Recently, Sun Cellular launched Sun Power Text Unlimited 200 which gives subscribers 30 days of unlimited Sun texts, four hours of Sun-to-Sun calls and 1,000 texts to other networks.

Smart offers All In, Unli Voice and Text, and Unli Data postpaid plans with monthly service fees ranging from Php349 to Php3,000 for Smart Postpaid and from Php3,500 to Php8,000 for Smart Infinity plans. These plans are allocated with free calls, texts and data, and different rates in excess of allocation, depending on the monthly plan.

Sun Cellular offers postpaid services that enable subscribers to call, text and browse the internet wirelessly through postpaid plans with varying monthly service fees ranging from Php199 to Php3,500. Sun Cellular subscribers not availing of any Call and Text Unlimited service are charged Php5.50 per minute for calls to other Sun Cellular subscribers and Php6.50 to other networks. Local national direct dialing, or NDD, calls are likewise charged at Php10.00 per minute.

Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to most destinations, including the United States, Hong Kong, Japan, Singapore, United Kingdom and United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations. Smart subscribers also have the option of calling at more affordable rates, even for as low as Php2.50 per minute, through Smart Sulit IDD reloadable card.

Sun Cellular offers an IDD rate of US$0.30 per minute to Japan, Saudi Arabia, United Arab Emirates, Australia, United Kingdom, Italy, Germany, Spain and over 100 other countries. Subscribers can also opt to avail themselves of any of Sun Cellular’s various promos, where the international calling rate is as low as Php1.50 per minute.

Distribution and Discounts

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 30 exclusive regional and 151 exclusive provincial distributors, and 118 key account dealers, 14 of which are exclusive. These dealers include major distributors of cellular handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. With the introduction of Smart Load, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Sun Cellular also offers over-the-air reloads through Sun’s Xpress Load. Starting with just 50,000 outlets when it was launched, our distribution network now encompasses approximately 1.55 million retailers with Smart and Sun Cellular combined. These retailers must be affiliated with one of Smart’s and Sun Cellular’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers.

For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, call and text cards and over-the-air reloads sold. Smart compensates dealers with Php45 to Php1,000 in cash discounts per unit depending on the price of the prepaid phone kit sold, whereas Sun Cellular’s cash discount of Php40 to Php220 varies based on the prepaid phone kit sold. Call and text cards and over-the-air reloads are sold at an average discount of approximately 8% and 9%, respectively for both Smart and Sun Cellular. Call and text cards cannot be returned or refunded and normally expire within 12 months after release from the Smart warehouse. The same policy is being applied by Sun Cellular.

Wireless Broadband, Satellite and Other Services

Overview

We currently provide wireless broadband, satellite and other services through SBI, DMPI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operator; ACeS Philippines, our satellite operator; and MVNO services from PLDT Global.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014		2013		2012
Wireless Broadband Revenues	Php	10,019	Php	9,432	Php	8,606
Prepaid		3,173		2,823		2,467
Postpaid		6,846		6,609		6,139

Wireless Broadband Subscribers		2,986,146		2,453,826		2,359,024
Prepaid		2,142,566		1,669,618		1,587,160
Smart		1,795,039		1,359,862		1,231,092
Sun		347,527		309,756		356,068
Postpaid		843,580		784,208		771,864
Smart		514,327		549,347		495,802
Sun		329,253		234,861		276,062

Percentage of wireless broadband revenues to total wireless service revenues		9%		8%		8%
Percentage of wireless broadband revenues to total service revenues		6%		5%		5%

SBI

SBI offers SmartBro, a wireless broadband and data service being offered to residential consumers as well as small and medium-scale enterprises in the Philippines through the following technologies: 3G HSPA, 4G HSPA+, LTE, broadband-enabled base stations and WiMAX. SBI also offers HOMEBro, a fixed wireless broadband service being offered under PLDT’s Home megabrand. HOMEBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor antenna installed in the subscriber’s home or via Smart’s WiMAX network. SBI’s wireless broadband revenue contribution increased by Php533 million, or 7%, to Php8,091 million in 2014 from Php7,558 million in 2013. As at December 31, 2014, we had 2,309,366 subscribers, an increase of 400,157 subscribers, or 21%, as compared with 1,909,209 subscribers as at December 31, 2013. SmartBro aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available.

DMPI

Through DMPI, with its Sun Broadband Wireless service, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. DMPI’s Sun Broadband Wireless service offers internet users broadband wireless service with 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available. Sun Broadband Wireless has plans and offerings ranging from Php250 to Php1,399 with speeds of up to 3.6 Megabits per second, or Mbps, except for Plan 1399 which has a speed of up to 7.2 Mbps. Sun Cellular also offers the SBW Gadget Bundle available under Plans 600 and 999, which comes with a free tablet and pocket WiFi. DMPI’s wireless broadband revenue contribution increased by Php54 million, or 3%, to Php1,928 million in 2014 from Php1,874 million in 2013. As at December 31, 2014, DMPI had 347,527 and 329,253 prepaid and postpaid broadband subscribers, respectively, as compared with 309,756 and 234,861 prepaid and postpaid broadband subscribers, respectively, in 2013.

PDSI

PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VoIP and other value-added services such as server colocation and data center services.

ACeS Philippines

ACeS Philippines currently owns approximately 36.99% of ACeS International Limited, or AIL, provides satellite-based communications to users in the Asia-Pacific region through the ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended ATPA with National Service Providers in Asia, including PLDT. See Note 10 – Investments in Associates, Joint Ventures and Deposits, Note 25 – Related Party Transactions and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion regarding the ATPA.

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

Rates

HOMEBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through SmartBro Plug-It, a wireless modem, and SmartBro Pocket WiFi, a portable wireless router which can be shared by up to ten users at a time. Both provide instant connectivity in places where there is Smart network coverage. SmartBro Plug-It and SmartBro Pocket WiFi are available in both postpaid and prepaid variants. Standard browsing charge is Php5 for Bro prepaid and Php2.50 for Bro postpaid for a 15-minute internet access. We also have an additional array of load packages that offer per minute-based and volume-based charging and longer validity periods.

ACeS Philippines fixed/mobile service subscribers are charged Php15.00 per minute for local and mobile calls for on-net transactions, while off-net transactions are charged Php18.00 per minute. Rates for international long distance calls depend on the country of termination and range from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

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

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries – Philcom Group, BCC, PLDT Global and its subsidiaries, ClarkTel, SubicTel, SBI, PDSI, Maratel and Digitel. Together, these subsidiaries account for approximately 6% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange services as at and for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012

Number of local exchange line subscribers		2,207,889		2,069,419		2,063,794
Number of fixed line employees		7,466		7,415		7,546
Number of local exchange line subscribers per employee		296		279		273
Total local exchange service revenues (in millions)	Php	16,587	Php	16,274	Php	16,470
Local exchange service revenues as a percentage of total fixed line service revenues		25%		26%		28%
Local exchange service revenues as a percentage of total service revenues		9%		9%		9%

Revenues from our local exchange service amounted to Php16,587 million in 2014, Php16,274 million in 2013 and Php16,470 million in 2012. The increase in revenues in 2014 from 2013 was primarily due to higher weighted average postpaid billed lines, an increase in ARPU and higher installation and activation charges, partially offset by lower other local services. The decrease in revenues in 2013 from 2012 was primarily due to lower weighted average billed lines, and a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services, partially offset by higher installation and activation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 25% in 2014, and 26% and 28% in 2013 and 2012, respectively.

Rates

Basic monthly charges for our local exchange service vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,100 for residential customers and Php1,500 for business customers. New products launched on a promotional basis or products bundled with existing services usually are combined with a waiver of the installation fee or allow for a minimal installation fee of Php500. Aside from basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Generally, calls between PLDT and other landlines within a local area code are free. Our prepaid fixed line customers do not pay a basic monthly charge but they can load a minimum amount of Php200, which will expire in a month, to have unlimited incoming calls. To make outbound calls, customers must top-up, as local calls are charged Php2.00 per call and tolls are charged separately depending on the type of call. Recently, the Php300 load plan was introduced to the market with 600 free local outgoing minutes and unlimited incoming calls for one month. To make outbound calls in excess of the free minutes, prepaid fixed line customers must top-up their load, with all local calls charged at Php2.00 per call while tolls are charged separately depending on the type of call.

PLDT offers both prepaid and postpaid PLP, where subscribers to the services benefit from a text-capable home phone which allows subscribers to bring the telephone set anywhere within the home zone area. These services are primarily intended for subscribers in areas where PLDT has no fixed cable facilities and is expected to increase our fixed line subscriber base.

Currently, the PLP postpaid regular service offers the following two plans: (i) Plan 600 and (ii) Plan 1,000, both of which include unlimited local outgoing calls. Another postpaid service currently offered is the Call All plan wherein PLP is bundled with PLDT fixed line service for a monthly service fee of Php850. PLDT also offers wireless broadband services bundled with voice, namely, Home Bundle 1299 and Internet@Home plans are offered in two plans with monthly service fees of Php990 and Php1,299.

For the PLP prepaid service, we now have the following three load plans being offered to the market: (i) Php300 load denomination with free 600 local outgoing minutes and unlimited incoming calls for one month; (ii) Php150 load denomination with free 250 local outgoing minutes and unlimited incoming calls valid for 15 days; and (iii) the new Php100 load denomination with 100 local outgoing minutes, 45MB-worth of internet and unlimited incoming calls valid for seven days. All prepaid plans charges Php2.00 per call in excess of free local outgoing minutes via top-up load.

Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In a letter dated July 11, 2008, the NTC approved our request to implement a rate rationalization program for our local service rates. In 2014, we did not make any adjustment in our monthly local service rates. For a detailed description of these rates, see “– International Long Distance Service – Rates” and “– National Long Distance Service – Rates.”

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

International Long Distance Service

Our international long distance service consists of switched voice and packet-based voice services and data services that go through our IGFs. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate on our local exchange network. Our voice services are transmitted over the traditional TDM and IP networks. Revenues from our international long distance service amounted to Php11,404 million in 2014, Php11,422 million in 2013 and Php10,789 million in 2012.

The following table shows certain information about our international long distance services for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012

Total call volumes (in million minutes)		2,028		2,185		2,150
Inbound call volumes (in million minutes)		1,739		1,806		1,691
Outbound call volumes (in million minutes)		289		379		459
Inbound-outbound call ratio (in minutes)		6.0:1		4.8:1		3.7:1
Total international long distance service revenues (in millions)	Php	11,404	Php	11,422	Php	10,789
International long distance service revenues as a percentage of total fixed line service revenues		18%		18%		18%
International long distance service revenues as a percentage of total service revenues		6%		6%		6%

In spite of the popularity of OTT services that offer free on-net calling services (e.g. Skype, Viber, Line, WhatsApp, etc.), international long distance service revenues were flat in 2014 due to sustained traffic volume from the Middle East and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

We have been pursuing a number of initiatives to strengthen our international long distance service business, including: (i) adjusting our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) interconnecting popular communication service providers (like Skype and Viber); and (iv) introducing a number of marketing initiatives, including cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for customers. In addition, PLDT Global is also enhancing the presence of PLDT in other international markets by offering products and services such as international prepaid calling cards, virtual mobile services, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2014, 2013 and 2012:

	Net Settlement
	2014		2013		2012
	(in millions)

Saudi Arabia	US$	93	US$	71	US$	49
United Arab Emirates		19		31		27
United States		17		22		19
Malaysia		10		9		7
Canada		9		11		7
Hong Kong		7		7		8
Japan		4		5		11
Taiwan		4		7		10
UK		3		5		4
Others		13		14		19

Total	US$	179	US$	182	US$	161

Rates

The average termination rate for PLDT was approximately US$0.09 per minute in 2014, 2013 and 2012.

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

We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services to 101 calling destinations/countries (including 12 Middle East destinations) with rates ranging from Php1.50 per minute to Php15.00 per minute. PLDT Budget Card comes in two denominations: Php100, which can be consumed within 30 days from first use, and Php200, which can be consumed within 60 days from first use.

We also offer lower international rates such as ID-DSL which has a monthly service fee of Php99 with 30 minutes of free calls to selected countries and a rate of as low as Php1.00 per minute for calls in excess of free minutes.

National Long Distance Service

Our national long distance services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and access charges paid to us by other telecommunications carriers for wireless and fixed line calls carried through our backbone network and/or terminating to our fixed line customers. Revenues from our national long distance service amounted to Php4,365 million in 2014, Php4,583 million in 2013 and Php5,046 million in 2012.

The following table shows certain information about our national long distance services for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
Total call volumes (in million minutes)		819		852		971
Total national long distance service revenues (in millions)	Php	4,365	Php	4,583	Php	5,046
National long distance service revenue as a percentage of total fixed line service revenues		7%		7%		9%
National long distance service revenue as a percentage of total service revenues		2%		3%		3%

Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing, cellular text messaging and social networking sites, have negatively affected our national long distance call volumes and higher ARPU. Furthermore, certain promotions on our national long distance calling rates ended in 2014. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, as well as the interconnection among local telcos, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

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

PLDT currently has interconnection arrangements with the majority of other LECs, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network, and (2) an access charge ranging from Php1.00 per minute to Php3.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other LECs, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity.

Data and Other Network Services

Our data and other network service revenues include charges for broadband, leased lines and IP-based services. These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
Subscriber base:
Broadband		1,089,004		961,967		887,399
SWUP		35,869		30,302		22,720

Total data and other network service revenues (in millions)	Php	30,334	Php	27,472	Php	25,059
Domestic		21,848		19,917		18,436
Broadband		13,876		12,268		11,246
Leased Lines and Others		7,972		7,649		7,190

International
Leased Lines and Others		6,412		5,787		5,524

Data Center		2,074		1,768		1,099

Data and other network service revenues as a percentage of total fixed line service revenues		47%		44%		42%
Data and other network service revenues as a percentage of total service revenues		17%		15%		14%

Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services from 2012 to 2014. Revenues from our data and other network services amounted to Php30,334 million in 2014, Php27,472 million in 2013 and Php25,059 million in 2012.

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

In 2014, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of our existing offerings.

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection.

At the start of 2013, PLDT introduced new bandwidth variants of DSL offerings for businesses with speeds as fast as 15 Mbps, and hardware bundle options where large enterprise customers are able to get top-of-the-line, branded IT devices of their choice together with their DSL. PLDT i-Gate, the direct internet access offering for corporate requirements, continued its strong performance due to an increase in sales and subscriber base.

Leased lines and other data services include: (i) Diginet, a domestic private leased line service, specifically supporting Smart’s fiber optic and leased line network requirements; (ii) IP-VPN, an end-to-end managed IP-based or Layer 3 data networking service that offers secure means to access corporate network resources; (iii) Metro Ethernet, a high-speed, Layer 2, wide area networking service that enables mission-critical data transfers; (iv) Shops.Work, a connectivity solution designed for retailers and franchisers, linking company branches to the head office; and (v) Shops.Work UnPlugged, or SWUP, a wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

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

VITROTM data center, the Philippines’ pioneer and only purpose-built network of data centers, provides colocation or rental services, server hosting, disaster recovery, business continuity services, and a host of managed ICT solutions to meet the growing ICT outsourcing needs of enterprise customers. The colocation business was the main growth driver in 2013 and was further boosted by revenues from cloud management, IT professional and VAS services, as well as increased licenses subscription.

PLDT completed and commercially launched the Philippines’ first carrier-grade cloud infrastructure in 2012. Following the launch, PLDT undertook a marketing campaign directed at both large enterprises and SMEs, which involved initiatives including customer events and free trial offers. PLDT’s cloud portfolio has grown to comprise infrastructure, platform and software solutions. PLDT has introduced customizable software solutions using the cloud infrastructure, in the areas of customer relationship management, supply chain management, human resources and payroll accounting, franchise management and others.

PLDT has initiated efforts to modernize its network, including through the deployment of FTTH technology which allows for high-speed internet connections at speeds of up to 100 Mbps. In addition to internet access, this technology is expected to support the offering of multimedia services, such as interactive video services, and to serve as a platform for the provision of cable television by facilitating the streaming of high-definition video.

PLDT is a three-time winner of the Metro Ethernet Forum,or MEF, Carrier Ethernet Award for Best Marketing Campaign. It is also the only Philippine telecommunications provider consistently nominated as an MEF finalist for Regional Service Provider of the Year, Best Carrier Ethernet Business Application and Best Wholesale Ethernet Service. PLDT was awarded the Retail Service Provider of the Year in the Asia-Pacific Region recognizing PLDT’s global competitiveness and leadership for international and domestic enterprise data services.

Miscellaneous

Miscellaneous services provide directory advertising, facilities management, rental fees and other services which are conducted through our wholly-owned subsidiary, ePLDT, which, together with its subsidiaries, is a broad-based integrated information and communications technology company. Revenues from our miscellaneous services amounted to Php2,474 million in 2014, Php2,119 million in 2013 and Php1,707 million in 2012.

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart and DMPI, we operate a digital GSM network. To meet the growing demand for cellular services, Smart and DMPI have implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2014, Smart and DMPI have 74 mobile switching centers, 89 text messaging service centers and 26,242 cellular/broadband base stations, including 11,083 active 4G/HSPA+/LTE-base stations.

Smart has an operating spectrum of 7.5 MHz in the 900 band and 20 MHz in the 1800 band for its GSM network, and 15 MHz in the 2100 band and 10 MHz in the 850 band assigned for 3G W-CDMA. Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer a high quality of 3G service. CURE was assigned 10 MHz of 3G frequency bandwidth in the 1955-1965 and 2145-2155 MHz spectrum, which is the subject of the divestment plan as presented by PLDT to the NTC in relation to PLDT’s acquisition of Digitel. DMPI has a total operating spectrum of 17.5 MHz in the 1800 band and 10 MHz band in the 2100 band, with the latter under the 1935-1945 MHz and 2125-2135 MHz spectrum, contiguous to Smart’s 15 MHz spectrum. See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Smart has been colocating its cell sites where its base stations are installed. In addition, 32 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes as at December 31, 2014. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks. Due to its access to PLDT’s network facilities, Smart has been able to achieve significant capital expenditure savings, which capital expenditures are understood to be significantly less, on a per net addition basis, than its current competitors. This translates into an improved ability to price competitively and target the mass market subscriber base in the Philippines, while retaining profitability.

Smart has been continuously extending its 3G footprint. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications from a 2G network. Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its 4G LTE network in August 2012. To date, Smart has established its LTE network coverage with 1,426 LTE base stations in strategic locations in the Philippines. Forthcoming are deployments in select high traffic areas in the nation’s capital and strategic locations to benefit more members of the Philippine population.

Wireless Broadband, Satellite and Other Services

Smart Broadband operates a nationwide broadband wireless internet data services. It is operating in the 2.3, 2.6, 3.5 and 5.8 GHz spectrum, supporting its WiFi, Canopy, WiMAX and TDD-LTE services, respectively. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Smart also upgraded its 3G network to High-Speed Downlik Packet Access to provide users with high download data rates and an improved broadband experience. More than 3,800 of Smart’s base stations are now fixed/wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically colocated in Smart’s cellular base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

ACeS Philippines manages, controls and operates its own satellite gateway and other ground infrastructure, including a 13-meter feeder-link C-band earth station, beam congruency antenna and equipment that serve as the primary interface between the ACeS System and other telecommunications networks.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach. We have a total of 295 central office exchanges nationwide as at December 31, 2014 and are continuously expanding the wireline infrastructure in areas we believe are unserved and underserved areas enabling our customers to access to the Philippines’ largest network and to the rest of the world.

We are continuing the upgrade of our fixed line facilities to fully IP-based platforms that can deliver voice and data services using a copper or fiber line to the customer with improved quality of service. This migration initiative enables us to fully replace the aging Public Switched Telephone Network, or PSTN, and transfer existing customers to these newer platforms, in an effort to ensure the best service for new customers of voice and data services for their present and future needs. We expect to complete the upgrading of our fixed line facilities in 2015, providing subscribers with a diversified range of telecommunication services using IP technology.

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises. To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure good internet quality even kilometers away from the serving exchange. This new optical fiber distribution network will eventually replace conventional copper cable. At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, download speed. Its huge bandwidth, when tapped, could enable us to deliver high-bandwidth content and services to our subscribers. These include high definition broadcast television, video-on-demand, and other new services now being offered by leading telecommunications companies outside the Philippines. We have been testing FTTH since 2006 and in 2012 began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila. We are currently deploying FTTH in greenfield areas.

For many years up until today, PLDT has been using the poles of Meralco in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.

We are also continually upgrading our data and transport networks to our fully IP-based platforms. This enables us to retire our old data network and provide new capabilities for our corporate data customers such as enhanced visibility into their network and better quality of service. We also expect to complete this project in 2015 and intend to continually evolve our infrastructure to cater to future technology.

Our network includes an internet gateway that is composed of high capacity and high performance routers that serve as our IP network gateway connecting the Philippines to the rest of the world. It provides premium and differentiated internet service to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, ISPs and even other service providers.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers. These include the Multi-Service Access Platform, or MSAP, based on Synchronous Digital Hierarchy, or SDH, technology and legacy data networks that provide wide range of bandwidth from low speed to high speed capacity up to 1 Gbps. These MSAP networks are deployed in strategic areas nationwide.

In 2014, we completed Phase 5 deployment of our Carrier Ethernet Network, or CEN, to serve the growing demand for high bandwidth or up to 10 Gbps Ethernet services from the corporate segment and prepare the network for efficient delivery of multimedia services. Carrier Ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point-to-point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s MEF certified CEN. It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services. PLDT CEN also serves as aggregation point for NGN and FTTH access nodes.

We likewise have an IP backbone network, or IPBB, composed of high-capacity, high-performance core and edge routers that provide IP connectivity to the different network elements built for PLDT, Smart, subsidiaries and affiliates and corporate customers. It serves as the common and highly resilient IP transport platform for all IP-based services of the PLDT Group.

The PLDT DFON is a nationwide backbone network. The DFON is comprised of 11,807 kilometers of fiber optic cable installed across the country connecting its major islands. It is the first fiber optic backbone network in the country and is used to deliver voice, video, data, and other broadband and multimedia services nationwide. It is comprised of nodes connected by terrestrial and submarine cable links configured in ten loops and two appendages extending to Palawan and Zamboanga. The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments. The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion. The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform. To date, the network has an aggregated loop capacity of nearly 6 Terabits per second. The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network. Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group.

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

We are continually integrating Digitel’s fixed line to PLDT’s infrastructure. Digitel has a legacy PSTN network in all of its service areas in Luzon and Metropolitan Manila and also has a DSL network deployed in a majority of its service areas. Digitel has a Luzon-wide transmission system consisting of microwave radio and fiber optics systems used to connect transit exchanges and other operators. The majority of Digitel’s transmission network runs on microwave radio systems. Digitel has its own IP backbone, internet gateway and international voice gateway.

Considering the similarity of technology used, service coverage and products being offered, we believe there are significant potential gains for cost efficiency through a converged network. Customer care systems and operation support systems are also being rationalized and integrated to align with the converged network.

International

PLDT provides international network services via two international gateways located in the cities of Makati and Lucena. PLDT has two IP softswitches that have replaced the two legacy switches which have previously been used to support international voice services. As at December 31, 2014, PLDT’s international long distance facilities allow direct correspondence with 84 foreign carriers from 41 countries and can reach almost a thousand foreign destinations (including fixed and mobile network destination “breakouts”, or specific areas within a country) worldwide.

PLDT also owns interests in submarine cable systems, through which it routes all international voice and data traffic, as well as private data lines.

The table below shows the submarine cable systems in which PLDT has interests and the countries or territories they link:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
China-United States Cable Network, or CUCN	Japan, China, Taiwan, Korea, Guam and the U.S. Mainland
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S., TGN-P, Unity	Japan and the U.S.
AAG Cable Network, or AAG	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong
TGN-IA	Hong Kong and Japan

PLDT, in partnership with leading telecommunications firms in Asia, completed the construction of the ASE optical fiber cable expansion to Hong Kong in February 2013. The 7,800-kilometer undersea cable network uses 40 Gbps technology that is upgradeable to 100 Gbps, with a minimum design capacity of 15 Terabits. With its landing station at Daet, Camarines Norte, the ASE provides the first and only direct cable connection from the Philippines to Japan that avoids the earthquake-prone sea south of Taiwan, through which the other cable systems pass.

The APCN2 Stage 2f upgrade and AAG upgrade #2 projects were completed in February 2014 and March 2014, respectively. These equipment upgrades provided PLDT with additional capacities using 40 Gbps and 100 Gbps technologies. PLDT also acquired TGN Intra-Asia (TGN-IA) and additional transpacific (Japan-US) capacities in Unity, Japan-US Cable Network, TGN-P and PC1. Further, PLDT participated in the APCN2 Stage 2g upgrade and ASE upgrade #2 utilizing 100 Gbps technology. The two upgrades were completed in November 2014.

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

In January 2009, the access charge for domestic calls from one fixed line to a fixed line in another network was updated to the range of Php1.00 per minute to Php3.00 per minute while the access charge for calls from fixed line to CMTS was updated to Php4.00 per minute. The access charge for CMTS calls to fixed line network remained at Php3.00 per minute.

PLDT is an Inter-Exchange Carrier providing transit service among CMTS, LEC operators including the PAPTELCO and non-PAPTELCO. Transit is a service being provided by PLDT to connect calls from one carrier to other carriers most of which have no direct interconnection. Since January 2009, PLDT’s transit fee remains at Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside. As at December 31, 2014, PAPTELCO has 41 member companies, of which 31 are active, operating 78 main telephone exchanges in the countryside.

As at December 31, 2014, the PLDT Group is interconnected with 99 foreign carriers from 42 countries reaching almost a thousand international destinations (including fixed and mobile breakouts worldwide).

The average international termination rate for calls to PLDT was retained at approximately US$0.09 per minute in 2014. Despite the global trend towards reductions in wholesale international termination rates, PLDT has only implemented modest rate reductions since 2009. Also, PLDT carries international calls terminating at Smart and Sun Cellular network where it has no direct interconnections.

The access charge for SMS from Smart to other CMTS operators and vice versa was reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through Memorandum Circular No. 02-10-2011.

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

PLDT

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various dates between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The periods of validity of some of PLDT’s CPCNs have been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 have been granted by the NTC. See Item 3. “Key Information – Risk Factors – Risk Factors Relating to The Company and Its Business – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly” for further discussion.

On July 17, 2009, the NTC granted PLDT a provisional authority under NTC Case No. 2006-078 to operate in the seven areas in Albay not covered by existing CPCNs or authorizations, thereby authorizing it to operate nationwide.

On August 31, 2011, the NTC rendered its decision in NTC Case No. 2011-030 granting provisional authority for PLDT to participate in the ownership, construction and maintenance of the ASE submarine cable network and further authorizing PLDT to construct the Philippine terminal station thereof in Daet, Province of Camarines Norte. The said provisional authority was valid for 18 months from receipt thereof by PLDT or up to February 28, 2013. PLDT filed an application for extension of its provisional authority on February 12, 2013. On July 5, 2013, the NTC granted PLDT a CPCN for a period of ten years based on its franchise under R.A. 7082.

Digitel

Digitel operates its business pursuant to a number of provisional authorities and CPCNs. Under these CPCNs, Digitel may provide services to: (a) install, operate, maintain and develop telecommunications facilities in Regions I to V; (b) install, operate and maintain telephone systems/networks/services in Quezon City, Valenzuela City and Malabon, Metropolitan Manila and Tarlac; (c) install, operate and maintain an IGF in Binalonan, Pangasinan; (d) install, operate and maintain an IGF in Metropolitan Manila; (e) operate and maintain a National Digital Transmission Network; (f) install, operate, and maintain a nationwide CMTS using GSM and/or CDMA technology; and (g) install, operate and maintain a cable landing station. Digitel was also granted provisional authority to install, operate and maintain LECs in the National Capital Region.

Smart

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise.

•	On July 22, 2002, Smart was granted separate CPCNs to operate a CMTS and an IGF.

•

On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise on March 27, 2017.

•

On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and timely filed an application for the grant of such CPCN.

On September 29, 2009, Smart was granted a provisional authority to install, operate and maintain a nationwide data communications network which was valid for 18 months or up to March 29, 2011 and which was subsequently extended until March 28, 2014. On February 11, 2014, Smart filed a motion for extension with the NTC, which motion remains pending as at March 26, 2015.

The NTC issued an order dated September 25, 2013, extending Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and payphone service from January 4, 2013 up to January 4, 2017.

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

The NTC awarded Smart additional spectrum in the frequency band 825-835/870-880 MHz for 3G use on March 6, 2008, in respect of which Smart paid the NTC the spectrum user fee, or SUF, of Php150 million based on the additional 10 MHz of 3G frequencies.

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

SBI is a grantee of a 25-year legislative franchise under R.A. 8337 to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The franchise will expire on July 14, 2022.

On August 26, 2009, the NTC granted SBI a CPCN for the installation, operation and maintenance of the data leased channel circuit network service for a period coterminous with the life of its existing franchise. SBI is a grantee of a provisional authority for the expansion of its data leased channel circuit network service in several areas in Zamboanga Sibugay, Sultan Kudarat, Southern Leyte, Biliran, Compostela Valley, Davao Oriental, Dinagat Island and Shariff Kabunsuan. The provisional authority was valid for 18 months from September 29, 2009 and expired on March 29, 2011. SBI filed a motion for issuance of CPCN or extension of provisional authority on March 2, 2011. The motion remains pending resolution by the NTC as at March 26, 2015. SBI is also a grantee of a provisional authority for the installation, operation and maintenance of international leased line service that was valid up to February 2005 and the motion for extension remains pending with the NTC as at March 26, 2015.

CURE

CURE is a grantee of a 25-year congressional franchise under R.A. 9130, which will expire on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010. On December 3, 2009, CURE filed a motion for the issuance of CPCN or extension of its provisional authority. CURE had also submitted its roll-out plan to the NTC on January 4, 2010. As at the date of this annual report, this motion is still pending with the NTC. The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Item 4. “Information on the Company – Development Activities (2012-2014) – Divestment of CURE” for further information.

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

PDSI is a holder of a provisional authority issued by the NTC to construct, install, operate and maintain an information and data communication network in key cities and municipalities in the Philippines on December 22, 2005 with validity of 18 months or until June 22, 2007, which has been successively extended by the NTC thereafter. Most recently, on May 7, 2014, the NTC issued an order extending the provisional authority of PDSI for another three years, or up to June 22, 2017 with the following conditions: (1) PDSI shall (i) infuse additional capital in the amount of Php942,538,850 or (ii) convert its other assets into equity, in each case, within two years from the date of the order to meet the minimum 70:30 debt to equity ratio requirement; (2) PDSI shall ensure continuous provision of service; and (3) during the prescribed period, PDSI shall pay annual SRF and all other fees and charges which the Commission may impose pursuant to the existing laws, rules and regulations.

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
(2)

The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See “Item 4. Information on the Company — Development Activities (2012-2014) — Divestment of CURE” for further information.

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

•

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011 which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. Accordingly, Smart amended its interconnection amendments with other SMS providers in compliance with the circular. However, the NTC issued a show cause order dated December 12, 2011 requiring it to explain in writing within 15 days from receipt of the order why it has not lowered SMS retail rates despite the issuance of Memorandum Circular No. 02-10-2011. Smart and DMPI filed their answers on January 12, 2012, arguing, among others, that the circular does not mandate the reduction of SMS retail rates and that the NTC has no power to impose rates on mobile operators. On November 20, 2012, the NTC rendered a Decision directing Smart to reduce the retail price of users sending regular SMS to users on other networks from Php1.00 to Php0.80 or less; refund or reimburse its subscribers for the excess Php0.20 per off-net SMS; pay a fine of Php200 per day from December 1, 2011 until the date of compliance with the decision; and submit documents, records and reports pertaining to SMS sent to other networks. Smart filed a motion for reconsideration which was subsequently denied by the NTC in its resolution dated May 7, 2014. Smart then filed a petition for review at the Court of Appeals. On October 17, 2014, the 6th division of the Court of Appeals issued a resolution granting the temporary restraining order requested by Smart and directing the NTC not to enforce its decision and resolution. In a resolution promulgated on November 28, 2014, the Court of Appeals ordered the consolidation of Globe’s petition with Smarts’s and DMPI’s petitions. The application for preliminary injunction remains pending as at the date of this annual report.

•

On July 15, 2011, the NTC issued Memorandum Circular No. 7-7-2011 which requires broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements and also sets the minimum service reliability of broadband service to 80%.

•

On December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge between LEC and CMTS to Php2.50 per minute from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC. PLDT and Smart individually filed on February 1, 2012 and January 20, 2012, respectively, separate motions for reconsideration arguing (among other things) that interconnection, including the rates thereof, should be, by law, a product of bilateral negotiations between the parties and that the decision to set lower rates was unconstitutional as an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts. The NTC denied the motion and PLDT and Smart appealed to the Court of Appeals, reiterating among other things, that the NTC erred in ruling that all LECs are automatically entitled to a cross-subsidy; that the NTC decision violates PLDT and Smart’s right to due process; and that the NTC decision violates the constitutional proscription against non-impairment of contracts. On December 12, 2014, the Court of Appeals granted Smart’s petition for review and set aside the NTC decision dated December 19, 2011. PAPTELCO has also filed a motion for reconsideration which remains pending.

See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly” for further discussion.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges of its shares representing at least 30% of its aggregate common shares within five years from: (a) the date the law became effective; or (b) the entity’s commencement of commercial operations, whichever date is later. PLDT and PCEV have complied with this requirement. However, Smart and DMPI have not conducted a public offering of its shares. If Smart and DMPI are found to be in violation of R.A. 7925, this could result in the revocation of the franchises of Smart and DMPI and in the filing of a quo warranto case against Smart and DMPI by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information – Risk Factors – Risks Relating to Us – The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares” for further discussion.

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

Cellular Service

Currently, there are only two major cellular operators, namely us and Globe, following our acquisition of the Digitel Group in October 2011. Cellular market penetration in the Philippines is in excess of 100% based on SIM ownership.

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

As at December 31, 2014, our network leads the industry in terms of coverage with a total of 26,242 cellular/broadband base stations, including 11,083 active 4G/HSPA+/LTE-base stations.

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

In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2014, 2013 and 2012 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership.”

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

In March 2007, we introduced the PLP, a postpaid fixed wireless service which was initially available only in regional areas where there were no available PLDT fixed cable facilities. The following two plans are offered for the PLP postpaid regular service: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1,000 with 1,000 free local outgoing minutes, and a charge of Php1.00 per minute in excess of free minutes for both plans. In March 2008, we introduced the prepaid variant of the PLP. The following two load plans are offered for the PLP prepaid service: (a) Php300 load denomination with free 150 local outgoing minutes; and (b) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month, and charges Php2.00 per minute and Php1.00 per minute in excess of free local outgoing minutes for Php300 and Php600 load denominations, respectively.

Currently, the two PLP postpaid regular services (Plan 600 and Plan 1,000) are both offered with unlimited local outgoing calls. For the PLP prepaid service, we now have the following three load plan offerings: (i) Php100 load denomination with 100 free local outgoing minutes; (ii) Php300 load denomination with free 150 local outgoing minutes; and (iii) Php600 load denomination with 600 free local outgoing minutes. These PLP prepaid plan offerings include unlimited incoming calls for a month, 15 days and seven days, respectively, and charges Php2.00 per call in excess of the free corresponding minutes via top-up.

International Long Distance Service

There are 11 licensed IGF operators (of which eight are major operators) in the country, including us. While we still maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other IGF operators; (2) migration from fixed to mobile calling, coupled with continued increase in the number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter, Instagram), including “free services” over the internet (such as Skype, Viber, Facetime, GoogleTalk), and the establishment of virtual private networks for several corporate entities, which have further heightened competition.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

The number of inbound calls into the Philippines has been negatively impacted by the popularity of OTT services due to further improvement of internet access and the increase in smartphone and tablet adoption as a result of intense local competition. We have been pursuing a number of initiatives to mitigate the decline in our inbound telecommunications traffic, including modest reduction of our termination rates, marketing and promotion to call Philippines and PLDT Fixed at popular Filipino websites, interconnecting with OTT providers like Skype and Viber in order to directly capture their organic traffic to the Philippines and continuously identifying and limiting unauthorized traffic termination. In addition, we have also established presence, through our wholly-owned subsidiary PLDT Global, in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue.

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

From time to time, PLDT launches promotions bundled with our other products to attract new subscribers including free PLDT-to-PLDT NDD service.

Data and Other Network Services

The market for data and other network services is a growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe-Innove and Bayan. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service. PLDT intends to compete in this segment, consistent with its overall strategy to broaden its distribution platform and increase its ability to deliver multimedia content.

Environmental Matters

We have not been subject to any material fines or legal or regulatory action involving noncompliance with environmental regulations of the Philippines. We are not aware of any noncompliance in any material respect with relevant environmental protection regulations.

Intellectual Property Rights

We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompany most of our equipment purchases and licenses for certain contents used in VAS of our wireless business. See Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Properties

We own four office buildings located in Makati City and own and operate 295 exchanges nationwide, of which 49 are located in the Metropolitan Manila area, including DMPI’s three exchanges. The remaining 246 exchanges, including DMPI’s 32 exchanges, are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2014, we had a total of 26,242 cellular/broadband base stations, including 11,083 active 4G/HSPA+/LTE-base stations.

As at December 31, 2014, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	70% consisted of cable, wire and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•	14% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	9% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•

1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

•	6% consisted of other work equipment.

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

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipments. For more information on the obligations relating to these properties and long-term obligations, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

In 2015, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our 2015 estimated consolidated capital expenditures is approximately Php39 billion, of which approximately Php26 billion is estimated to be spent by our wireless segment and approximately Php13 billion is estimated to be spent by our fixed line segment. Our wireless’ capital spending is currently anticipated to focus on building out coverage, leveraging the capabilities of newly modernized network and expanding 3G, 4G LTE including its backhaul and wireless broadband networks in order to enhance data transmission capabilities. We also contemplate enhancing network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services, as well as further expanding mainstream services and integration with the PLDT Group core and transmission network to increase penetration, mainly in provincial areas to achieve greater business benefits from a closely synergized environment. Our fixed line’s capital spending is currently intended principally to continue the build-out and upgrade of broadband data and IP infrastructures, fixed line data services, expanding transmission network, increasing international bandwidth capacity, and network maintenance.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been converted to U.S. dollars at the exchange rate at December 31, 2014 of Php44.74 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; Wifun, our portal enabler company; SBI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operators; ACeS Philippines, our satellite operator; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 6% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, IP-based solutions and multimedia content delivery provided by ePLDT, IPCDSI, AGS, and its subsidiaries, or AGS Group, and Curo Teknika, Inc.; distribution of Filipino channels and content services provided by PGNL and its subsidiaries; air transportation service provided by PG1; and bills printing and other VAS-related services provided by ePDS; and

•	Others — PGIH, PLDT Digital and its subsidiary, MIC, PGIC and PCEV, our investment companies.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes and interconnection arrangements.

In addition, our results of operations and financial position are increasingly affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, an appreciation or depreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange gains or losses, respectively. For example, the Philippine peso depreciated against the U.S. dollar from Php44.40 as at December 31, 2013 to Php44.74 as at December 31, 2014, as a result of which we recognized in 2014 foreign exchange losses in the amount of Php382 million, representing a decrease of Php2,511 million from Php2,893 million in 2013. Moreover, since approximately 20% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, a depreciation or appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increases or decreases our revenues in Philippine peso terms and increases or decreases our cash flow from operations, respectively. For example, the depreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php44.40 in 2014 from Php44.24 in 2013 increased our U.S. dollar and U.S. dollar-linked revenues in Philippine peso terms. Furthermore, fluctuations of the Philippine peso against the U.S. dollar resulted in gains or losses on our derivative financial instruments, which increasingly affected our results of operations and financial position. For example, we recognized net losses on derivative financial instruments of Php102 million in 2014 from net gains on derivative financial instruments of Php511 million in 2013.

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The results of operations of our BPO business for the four months ended April 30, 2013 and for the year ended December 31, 2012 were presented as discontinued operations. See Item 4. “Information on the Company – Development Activities (2012-2014) – Sale of BPO Segment”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion of the classification of the BPO segment as an asset classified as held-for-sale.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated Adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2014, 2013 and 2012 is set forth below.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014		2013		2012(1)
	(in millions)

Adjusted EBITDA from continuing operations	Php	76,877	Php	77,552	Php	75,388

Add (deduct) adjustments to continuing operations:
Other income		4,853		4,113		5,813
Equity share in net earnings of associates and joint ventures		3,841		2,742		1,538
Interest income		752		932		1,354
Retroactive effect of adoption of Revised IAS 19		—		(1,269)		1,287
Gains (losses) on derivative financial instruments – net		(101)		511		(2,009)
Foreign exchange gains (losses) – net		(382)		(2,893)		3,282
Amortization of intangible assets		(1,149)		(1,020)		(921)
Fixed assets and other noncurrent asset impairment		(3,844)		(2,143)		(2,896)
Financing costs – net		(5,320)		(6,589)		(6,876)
Provision for income tax		(10,058)		(8,248)		(8,050)
Depreciation and amortization		(31,379)		(30,304)		(32,354)

Total adjustments		(42,787)		(44,168)		(39,832)

Net income from continuing operations		34,090		33,384		35,556
Net income from discontinued operations		—		2,069		543

Consolidated net income	Php	34,090	Php	35,453	Php	36,099

(1)	As adjusted to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014		2013		2012(1)
	(in millions)

Core income from continuing operations	Php	37,410	Php	38,816	Php	36,356
Core income from discontinued operations		—		(99)		551

Consolidated core income		37,410		38,717		36,907

Add (deduct) adjustments to continuing operations:
Net tax effect of aforementioned adjustments		778		843		(644)
Gains (losses) on derivative financial instruments – net, excluding hedge cost		208		816		(1,689)
Casualty losses due to Typhoon Yolanda		—		(878)		—
Retroactive effect of adoption of Revised IAS 19		—		(1,269)		1,287
Net income (loss) attributable to noncontrolling interests		(1)		33		(49)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures		(79)		59		(91)
Foreign exchange gains (losses) – net		(382)		(2,893)		3,282
Fixed assets and other noncurrent asset impairment		(3,844)		(2,143)		(2,896)

Total adjustments		(3,320)		(5,432)		(800)

Adjustment to discontinued operations		—		2,168		(8)

Net income from continuing operations		34,090		33,384		35,556
Net income from discontinued operations		—		2,069		543

Consolidated net income	Php	34,090	Php	35,453	Php	36,099

(1)	As adjusted to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holders of PLDT for the years ended December 31, 2014, 2013 and 2012:

	2014				2013				2012(1)
	Basic		Diluted		Basic		Diluted		Basic		Diluted
Core EPS from continuing operations	Php	172.88	Php	172.88	Php	179.38	Php	179.38	Php	168.03	Php	168.03
Core EPS from discontinued operations		—		—		(0.45)		(0.45)		2.55		2.55

Consolidated core EPS		172.88		172.88		178.93		178.93		170.58		170.58
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge costs (Notes 2 and 28)		0.55		0.55		2.65		2.65		(5.47)		(5.47)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures		(0.37)		(0.37)		0.27		0.27		(0.42)		(0.42)
Foreign exchange gains (losses) – net (Notes 2 and 28)		(1.40)		(1.40)		(9.61)		(9.61)		10.63		10.63
Fixed assets and other noncurrent asset impairment (Notes 3, 5 and 9)		(14.15)		(14.15)		(9.92)		(9.92)		(13.40)		(13.40)
Retroactive effect of adoption of Revised IAS 19 (Note 2)		—		—		(5.10)		(5.10)		5.18		5.18
Casualty losses due to typhoon “Yolanda”		—		—		(3.58)		(3.58)		—		—

Total adjustments		(15.37)		(15.37)		(25.29)		(25.29)		(3.48)		(3.48)

Adjustments to discontinued operations		—		—		10.03		10.03		(0.03)		(0.03)

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)		157.51		157.51		154.09		154.09		164.55		164.55
EPS from discontinued operations attributable to common equity holders of PLDT (Notes 2 and 8)		—		—		9.58		9.58		2.52		2.52

Consolidated EPS attributable to common equity holders of PLDT (Note 8)	Php	157.51	Php	157.51	Php	163.67	Php	163.67	Php	167.07	Php	167.07

(1)	As adjusted to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits.

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

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the year ended December 31, 2012 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for: (a) SMHC, SMI, FECL Group, PIHC, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka, which use the U.S. dollar; (b) eInnovations Holdings Pte. Ltd., Takatack, 3rd Brand, CPL and CISP, which use the Singapore dollar; (c) CCCBL, which use the Chinese renminbi; (d) BTMS, which use the Malaysian ringgit; and (e) PTCI, which use the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php6,605 million, Php6,041 million and Php5,860 million for the years ended December 31, 2014, 2013 and 2012, respectively, while that from discontinued operations amounted to nil, Php86 million and Php263 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total finance lease obligations amounted to Php6 million and Php12 million as at December 31, 2014 and 2013, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV. Satventures is a wholly-owned subsidiary of MediaQuest and Cignal TV is a wholly-owned subsidiary of Satventures. ePLDT’s investments in PDRs are part of our overall strategy to broaden our distribution platform and increase our ability to deliver multimedia content. On September 27, 2013, the Satventures and Cignal TV PDRs were issued and provided ePLDT a 40% economic interest each in the common shares of Satventures and Cignal TV, or an aggregate of 64% economic interest in Cignal TV.

Based on our judgment at PLDT Group level, ePLDT’s investments in PDRs give ePLDT a significant influence over Satventures and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php9,575 million and Php9,522 million as at December 31, 2014 and 2013, respectively. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in MediaQuest to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

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

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

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

In 2014, SBI and PDSI recognized impairment losses on the net book value of their Canopy and WiMAX equipment. Canopy and WiMAX have been becoming less preferable as telecommunications operators shift to LTE, which offers improved speed from and compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out Time Duplex LTE sites in 2014 and 2015 and migrate all existing Canopy and WiMAX subscribers to the new technology as network coverage for Time Duplex LTE increases. Total impairment losses amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

In 2014, PLDT implemented a massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT has recognized an impairment provision on the net book value of certain transmission facilities replaced by the program amounting to Php227 million.

Total asset impairment on noncurrent assets amounted to Php3,844 million, Php2,143 million and Php2,896 million for the years ended December 31, 2014, 2013 and 2012.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

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
The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php31,379 million, Php30,304 million and Php32,354 million for the years ended December 31, 2014, 2013 and 2012, respectively, while that from discontinued operations amounted to nil, Php153 million and Php466 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php191,984 million and Php192,665 million as at December 31, 2014 and 2013, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of intangible assets with finite life

Intangible assets with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets from continuing operations with finite life amounted to Php1,149 million, Php1,020 million and Php921 million for the years ended December 31, 2014, 2013 and 2012, respectively, while that from discontinued operations amounted to nil, Php55 million and Php180 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total carrying values of intangible assets with finite life amounted to Php6,173 million and Php7,286 million as at December 31, 2014 and 2013, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Goodwill and intangible assets with indefinite useful life

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Total carrying values of goodwill and intangible assets with indefinite useful life amounted to Php66,669 million and Php66,632 million as at December 31, 2014 and 2013, respectively. See Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php10,248 million and Php12,426 million as at December 31, 2014 and 2013, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,259 million and Php4,496 million as at December 31, 2014 and 2013, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php1,024 million, Php4,401 million and Php919 million for the years ended December 31, 2014, 2013 and 2012, respectively, while provision for deferred income tax from discontinued operations amounted to nil, Php30 million and Php28 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total consolidated net deferred income tax assets amounted to Php17,131 million and Php14,181 million as at December 31, 2014 and 2013, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php2,023 million, Php3,171 million and Php2,175 million for the years ended December 31, 2014, 2013 and 2012, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php29,151 million and Php17,564 million as at December 31, 2014 and 2013, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using the projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php1,702 million, Php856 million and Php584 million for the years ended December 31, 2014, 2013 and 2012, respectively, while net consolidated pension benefit costs from discontinued operations amounted to nil, Php9 million and Php170 million for the years ended December 31, 2014, 2013 and 2012, respectively. The prepaid benefit costs amounted to Php65 million and Php199 million as at December 31, 2014 and 2013, respectively. The accrued benefit costs amounted to Php13,131 million and Php10,310 million as at December 31, 2014 and 2013, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014, 2013 and 2012 amounted to Php168 million, Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php3,297 million and Php3,129 million as at December 31, 2014 and 2013, respectively. The LTIP liability as at December 31, 2014 was paid on March 10, 2015. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,068 million and Php2,144 million as at December 31, 2014 and 2013, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with IAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2014 amounted to Php3,315 million and Php139,207 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2013 amounted to Php4,711 million and Php113,911 million, respectively. See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2014

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2014 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2014, 2013 and 2012. In each of the years ended December 31, 2014 and 2013, a majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless		Fixed Line		Others		Inter-segment Transactions	Consolidated
			(in millions)

For the year ended December 31, 2014
Revenues	Php	118,879	Php	67,235	Php	—	(Php15,152)	Php	170,962
Expenses		89,102		56,855		56	(15,556)		130,457
Other income (expenses)		(724)		(840)		5,611	(404)		3,643
Income before income tax		29,053		9,540		5,555	—		44,148
Provision for income tax		7,158		2,818		82	—		10,058
Net income/Segment profit		21,895		6,722		5,473	—		34,090
Adjusted EBITDA		50,917		25,612		(56)	404		76,877
Adjusted EBITDA margin(1)		44%		39%		—	(3%)		47%
Core income from continuing operations		25,176		6,691		5,543	—		37,410

For the year ended December 31, 2013
Revenues		119,323		63,567		—	(14,559)		168,331
Expenses		84,674		55,975		5	(15,139)		125,515
Other income (expenses)		(3,866)		(481)		3,597	(434)		(1,184)
Income before income tax		30,783		7,111		3,592	146		41,632
Provision for (Benefit from) income tax		8,862		(698)		84	—		8,248
Net income/Segment profit		21,921		7,809		3,508	146		35,453
Continuing operations		21,921		7,809		3,508	146		33,384
Discontinued operations		—		—		—	—		2,069
Adjusted EBITDA from continuing operations		54,703		22,274		(5)	580		77,552
Adjusted EBITDA margin(1)		47%		36%		—	(4%)		47%
Core income		26,499		9,061		3,110	146		38,717
Continuing operations		26,499		9,061		3,110	146		38,816
Discontinued operations		—		—		—	—		(99)

For the year ended December 31, 2012(2)
Revenues		115,932		60,246		—	(13,145)		163,033
Expenses		83,717		52,776		18	(13,982)		122,529
Other income (expenses)		893		(1,781)		4,358	(368)		3,102
Income before income tax		33,108		5,689		4,340	469		43,606
Provision for (Benefit from) income tax		8,094		(51)		7	—		8,050
Net income/Segment profit		25,014		5,740		4,333	469		36,099
Continuing operations		25,014		5,740		4,333	469		35,556
Discontinued operations		—		—		—	—		543
Adjusted EBITDA from continuing operations		54,480		20,089		(18)	837		75,388
Adjusted EBITDA margin(1)		48%		34%		—	(6%)		47%
Core income		25,694		5,769		4,424	469		36,907
Continuing operations		25,694		5,769		4,424	469		36,356
Discontinued operations		—		—		—	—		551

(1)	Adjusted EBITDA margin for the period is measured as Adjusted EBITDA from continuing operations divided by service revenues.
(2)

As adjusted to reflect the adjustments on the application of the Revised IAS 19 – Employee Benefits and certain presentation adjustments to conform with the current presentation of our business segments.

Years Ended December 31, 2014 and 2013

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php170,962 million in 2014, an increase of Php2,631 million, or 2%, as compared with Php168,331 million in 2013, primarily due to higher revenues from data and other network, local exchange and miscellaneous services from our fixed line business, higher wireless broadband revenues, and an increase in our non-service revenues, partially offset by lower revenues from national and international long distance services from our fixed line business, and lower cellular services, and satellite and other services from our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2014 and 2013:

	2014		%	2013		%	Change
							Amount		%
	(in millions)

Wireless	Php	118,879	70	Php	119,323	71	(Php	444)	—
Fixed line		67,235	39		63,567	38		3,668	6
Inter-segment transactions		(15,152)	(9)		(14,559)	(9)		(593)	4

Consolidated	Php	170,962	100	Php	168,331	100	Php	2,631	2

Expenses

Consolidated expenses increased by Php4,942 million, or 4%, to Php130,457 million in 2014 from Php125,515 million in 2013, as a result of higher expenses related to repairs and maintenance, cost of sales, depreciation and amortization, selling and promotions, taxes and licenses, professional and other contracted services, rent, asset impairment, communication, training and travel, amortization of intangible assets, and insurance and security, partially offset by lower expenses related to compensation and employee benefits, interconnection costs and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2014 and 2013:

	2014		%	2013		%	Change
							Amount		%
	(in millions)

Wireless	Php	89,102	68	Php	84,674	67	Php	4,428	5
Fixed line		56,855	44		55,975	45		880	2
Others		56	—		5	—		51	1,020
Inter-segment transactions		(15,556)	(12)		(15,139)	(12)		(417)	3

Consolidated	Php	130,457	100	Php	125,515	100	Php	4,942	4

Other Income (Expenses)

Consolidated other income amounted to Php3,643 million in 2014, a change of Php4,827 million as against other expenses of Php1,184 million in 2013, primarily due to the combined effects of the following: (i) a decrease in foreign exchange losses by Php2,511 million mainly due to narrower dollar and peso interest rate differentials and lower level of depreciation of the Philippine peso to the U.S. dollar; (ii) a decrease in net financing costs by Php1,269 million mainly due to decreases on accretion on financial liabilities and financing charges, partly offset by a higher outstanding debt balance; (iii) an increase in the equity share in net earnings of associates by Php1,099 million mainly due to the increase in the equity share in net earnings of Beacon, Beta, and Cignal TV; (iv) an increase in other income by Php740 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares, gain on fair value adjustment on investment property, gain on purchase price adjustment in relation with the acquisition of Digitel and higher gain on insurance claims, partly offset by the gain on sale of Philweb shares in 2013; (v) lower interest income by Php180 million due to lower weighted average interest rates, partly offset by higher principal amounts of placements and the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar; and (vi) net loss on derivative financial instruments of Php101 million in 2014 as against net gains on derivative financial instruments of Php511 million due to losses on matured Euro/U.S. dollar forward purchase contracts due to the appreciation of the U.S. dollar relative to the Euro and on matured U.S. dollar/Philippine peso forward purchase contracts in the second quarter of 2014 due to the appreciation of the Philippine peso relative to the U.S. dollar.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2014 and 2013:

					Change
	2014		2013		Amount		%
	(in millions)

Wireless	(Php	724)	(Php	3,866)	Php	3,142	(81)
Fixed line		(840)		(481)		(359)	75
Others		5,611		3,597		2,014	56
Inter-segment transactions		(404)		(434)		30	(7)

Consolidated	Php	3,643	(Php	1,184)	Php	4,827	(408)

Net Income

Consolidated net income decreased by Php1,363 million, or 4%, to Php34,090 million in 2014, from Php35,453 million, including net income from discontinued operations of Php2,069 million, in 2013. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php4,942 million; (ii) an increase in consolidated provision for income tax by Php1,810 million, which was mainly due to higher taxable income from our fixed line business; (iii) income from discontinued operations of Php2,069 million in 2013; (iv) an increase in consolidated revenues by Php2,631 million; and (v) an increase in consolidated other income – net by Php4,827 million. Our consolidated basic and diluted EPS decreased to Php157.51 in 2014 from consolidated basic and diluted EPS of Php163.67 in 2013. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the the years ended December 31, 2014 and 2013.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014		%	2013		%	Amount		%
	(in millions)

Wireless	Php	21,895	64	Php	21,921	62	(Php	26)	—
Fixed line		6,722	20		7,809	22		(1,087)	(14)
Others		5,473	16		3,508	10		1,965	56
Inter-segment transactions		—	—		146	—		(146)	(100)

Continuing operations		34,090	100		33,384	94		706	2
Discontinued operations		—	—		2,069	6		(2,069)	(100)

Consolidated	Php	34,090	100	Php	35,453	100	(Php	1,363)	(4)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php76,877 million in 2014, a decrease of Php675 million, or 1%, as compared with Php77,552 million in 2013, primarily due to higher cost of sales and operating expenses driven by repairs and maintenance costs, selling and promotions, taxes and licenses, professional and other contracted services, and rent, partially offset by higher consolidated revenues, and lower compensation and employee benefits, and provision for doubtful accounts.

The following table shows the breakdown of our consolidated Adjusted EBITDA from continuing operations by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014		%	2013		%	Amount		%
	(in millions)

Wireless	Php	50,917	66	Php	54,703	70	(Php	3,786)	(7)
Fixed line		25,612	33		22,274	29		3,338	15
Others		(56)	—		(5)	—		(51)	1,020
Inter-segment transactions		404	1		580	1		(176)	(30)

Continuing operations	Php	76,877	100	Php	77,552	100	(Php	675)	(1)

Core Income

Our consolidated core income amounted to Php37,410 million in 2014, a decrease of Php1,307 million, or 3%, as compared with Php38,717 million, including negative core income from discontinued operations of Php99 million, in 2013, primarily due to higher consolidated expenses and higher provision for income tax, partially offset by higher other income and consolidated revenues. Our consolidated basic and diluted core EPS, decreased to Php172.88 in 2014 from Php178.93 in 2013.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014		%	2013		%	Amount		%
	(in millions)

Wireless	Php	25,176	67	Php	26,499	69	(Php	1,323)	(5)
Fixed line		6,691	18		9,061	23		(2,370)	(26)
Others		5,543	15		3,110	8		2,433	78
Inter-segment transactions		—	—		146	—		(146)	(100)

Continuing operations		37,410	100		38,816	100		(1,406)	(4)
Discontinued operations		—	—		(99)	—		99	(100)

Consolidated	Php	37,410	100	Php	38,717	100	(Php	1,307)	(3)

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php118,879 million in 2014, a decrease of Php444 million from Php119,323 million in 2013.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2014 and 2013 by service segment:

							Increase (Decrease)
	2014		%	2013		%	Amount		%
	(in millions)
Service Revenues:
Cellular	Php	103,836	87	Php	105,875	89	(Php	2,039)	(2)
Wireless broadband, satellite and others
Wireless broadband		10,019	9		9,432	8		587	6
Satellite and others		1,182	1		1,372	1		(190)	(14)

		115,037	97		116,679	98		(1,642)	(1)
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		3,842	3		2,644	2		1,198	45

Total Wireless Revenues	Php	118,879	100	Php	119,323	100	(Php	444)	—

Service Revenues

Our wireless service revenues in 2014 decreased by Php1,642 million, or 1%, to Php115,037 million as compared with Php116,679 million in 2013, mainly as a result of lower revenues from our cellular services due to lower domestic and international text messaging revenues, lower international voice revenues, and lower satellite and other service revenues, partially offset by higher mobile internet, domestic voice and VAS revenues, as well as the increase in broadband service revenues. Our dollar-linked revenues were affected by the depreciation of the Philippine peso relative to the U.S. dollar, which increased to a weighted average exchange rate of Php44.40 for the year ended December 31, 2014 from Php42.44 for the year ended December 31, 2013. As a percentage of our total wireless revenues, service revenues accounted for 97% and 98% in 2014 and 2013, respectively.

Cellular Service

Our cellular service revenues in 2014 amounted to Php103,836 million, a decrease of Php2,039 million, or 2%, from Php105,875 million in 2013. Cellular service revenues accounted for 90% and 91% of our wireless service revenues in 2014 and 2013, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity months and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

On September 26, 2014, we launched our Free Mobile internet promo whereby subscribers can avail themselves of 30MB of data usage per day, enabling them to use social networking sites, read news and entertainment sites, send and receive email, stream music through Spinnr (an online music portal), and shop online. The offer excludes the use of VoIP and messaging applications, as well as peer-to-peer file sharing applications. The promo was originally effective until February 5, 2015 but was extended until February 28, 2015 with video streaming available during the extension period.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%
	(in millions)

Cellular service revenues	Php	103,836	Php	105,875	(Php	2,039)	(2)

By service type		100,777		103,642		(2,865)	(3)
Prepaid		79,124		84,600		(5,476)	(6)
Postpaid		21,653		19,042		2,611	14

By component		100,777		103,642		(2,865)	(3)
Voice		50,640		51,384		(744)	(1)
Data		50,137		52,258		(2,121)	(4)

Others(1)		3,059		2,233		826	37

(1)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, SMI and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%

Cellular subscriber base	69,857,060	70,045,627	(188,567)	—
Prepaid	67,091,612	67,667,750	(576,138)	(1)
Smart	24,877,144	24,608,687	268,457	1
Talk ’N Text	28,149,360	29,485,017	(1,335,657)	(5)
Sun Cellular	14,065,108	13,574,046	491,062	4
Postpaid	2,765,448	2,377,877	387,571	16
Sun Cellular	1,725,227	1,488,181	237,046	16
Smart	1,040,221	889,696	150,525	17

Systemwide traffic volumes (in million minutes)
Calls	52,766	55,344	(2,578)	(5)
Domestic	49,525	51,504	(1,979)	(4)
Inbound	1,120	1,228	(108)	(9)
Outbound	48,405	50,276	(1,871)	(4)
International	3,241	3,840	(599)	(16)
Inbound	2,770	3,216	(446)	(14)
Outbound	471	624	(153)	(25)

SMS/Data count (in million hits)	424,344	506,702	(82,358)	(16)
Text messages	422,358	504,050	(81,692)	(16)
Domestic	421,476	503,176	(81,700)	(16)
Bucket-Priced/Unlimited	389,321	471,298	(81,977)	(17)
Standard	32,155	31,878	277	1
International	882	874	8	1
Value-Added Services	1,977	2,577	(600)	(23)
Financial Services	9	75	(66)	(88)
Mobile internet (in TB)	48,329	18,092	30,237	167

Revenues generated from our prepaid cellular services amounted to Php79,124 million in 2014, a decrease of Php5,476 million, or 6%, as compared with Php84,600 million in 2013. Prepaid cellular service revenues accounted for 79% and 82% of cellular voice and data revenues in 2014 and 2013, respectively. Revenues generated from postpaid cellular service amounted to Php21,653 million in 2014, an increase of Php2,611 million, or 14%, as compared with Php19,042 million earned in 2013, and which accounted for 21% and 18% of cellular voice and data revenues in 2014 and 2013, respectively. The decrease in revenues from our prepaid cellular services was primarily due to lower text messaging and international voice revenues, partially offset by an increase in mobile internet and domestic outbound voice revenues. The increase in our postpaid cellular service revenues was primarily due to a higher subscriber base.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, decreased by Php744 million, or 1%, to Php50,640 million in 2014 from Php51,384 million in 2013 primarily due to the decline in international voice revenues, partially offset by higher domestic voice revenues. Cellular voice services accounted for 49% in each of our cellular service revenues in 2014 and 2013.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	4,324	Php	4,655	(Php	331)	(7)
Outbound		32,131		30,619		1,512	5

		36,455		35,274		1,181	3

International
Inbound		12,302		13,922		(1,620)	(12)
Outbound		1,883		2,188		(305)	(14)

		14,185		16,110		(1,925)	(12)

Total	Php	50,640	Php	51,384	(Php	744)	(1)

Domestic voice service revenues increased by Php1,181 million, or 3%, to Php36,455 million in 2014 from Php35,274 million in 2013, primarily due to an increase in domestic outbound voice service revenues by Php1,512 million, partially offset by lower domestic inbound voice service revenues by Php331 million.

Revenues from domestic outbound voice service increased by Php1,512 million, or 5%, to Php32,131 million in 2014 from Php30,619 million in 2013 mainly due to higher bucket and unlimited revenues, partially offset by the decline in standard voice revenues. Domestic outbound call volumes of 48,405 million minutes decreased by 1,871 million minutes, or 4%, from 50,276 million minutes in 2013 primarily due to lower unlimited and standard voice traffic, partially offset by higher bucket voice traffic.

Revenues from our domestic inbound voice service decreased by Php331 million, or 7%, to Php4,324 million in 2014 from Php4,655 million in 2013 due to lower traffic originating from other mobile carriers. Domestic inbound call volumes of 1,120 million minutes in 2014, decreased by 108 million minutes, or 9%, from 1,228 million minutes in 2013.

International voice service revenues decreased by Php1,925 million, or 12%, to Php14,185 million in 2014 from Php16,110 million in 2013 primarily due to lower international inbound voice service revenues by Php1,620 million, or 12%, to Php12,302 million in 2014 from Php13,922 million in 2013, as well as the decline in international outbound voice service revenues by Php305 million, or 14%, to Php1,883 million in 2014 from Php2,188 million in 2013. The decrease in international voice service revenues was due to lower international voice traffic and average international inbound termination rate in U.S. dollar, partially offset by the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 3,241 million minutes, a decrease of 599 million minutes, or 16%, from 3,840 million minutes in 2013. We believe that our international voice services will continue to be negatively affected by OTT services such as Skype and Viber.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS and mobile internet, decreased by Php2,121 million, or 4%, to Php50,137 million in 2014 from Php52,258 million in 2013 primarily due to lower text messaging and VAS revenues, partially offset by higher mobile internet revenues. Cellular data services accounted for 48% and 49% of our cellular service revenues in 2014 and 2013, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%
	(in millions)
Text messaging
Domestic	Php	37,211	Php	41,822	(Php	4,611)	(11)
Bucket-Priced/Unlimited		25,717		29,411		(3,694)	(13)
Standard		11,494		12,411		(917)	(7)
International		3,189		3,519		(330)	(9)

		40,400		45,341		(4,941)	(11)

Mobile internet(1)		8,079		4,968		3,111	63

Value-added services(2)		1,658		1,949		(291)	(15)

Total	Php	50,137	Php	52,258	(Php	2,121)	(4)

(1)	Includes revenues from web-based services, net of allocated discounts and content provider costs.
(2)

Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); Pasa Load/Give-a-load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart and Talk ‘N Text prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up); and revenues for financial services which include revenues from Smart Money Clicks via Smart Menu and mobile banking. Smart Money Clicks includes the following services: balance inquiry, re-load prepaid accts, bills payment, card management and internet purchases.

Text messaging-related services contributed revenues of Php40,400 million in 2014, a decrease of Php4,941 million, or 11%, as compared with Php45,341 million in 2013, and accounted for 81% and 87% of our total cellular data service revenues in 2014 and 2013, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower bucket-priced/unlimited and standard SMS, as well as lower international text messaging revenues. Text messaging revenues from various bucket-priced/unlimited SMS offers totaled Php25,717 million in 2014, a decrease of Php3,694 million, or 13%, as compared with Php29,411 million in 2013. Bucket-priced/unlimited text messages decreased by 81,977 million, or 17%, to 389,321 million in 2014 from 471,298 million in 2013.

Standard text messaging revenues, which includes inbound and outbound standard SMS revenues, decreased by Php917 million, or 7%, to Php11,494 million in 2014 from Php12,411 million in 2013, mainly due to a decrease in outbound standard SMS revenues primarily as a result of increased preference for messaging through various mobile applications, social networking sites and other OTT services, partly offset by the increase in domestic inbound SMS revenues. Outbound standard text messages decreased by 1,743 million, or 13%, to 11,911 million in 2014 from 13,654 million in 2013, while inbound standard text messages more than offset the decrease, increasing by 2,020 million, or 10%, to 20,244 million in 2014 from 18,224 million in 2013.

International text messaging revenues amounted to Php3,189 million in 2014, a decrease of Php330 million, or 9%, from Php3,519 million in 2013. Despite higher SMS traffic, revenues declined due mainly to lower international SMS rates driven by various promotions launched and enhanced bucket offers, partially offset by the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php3,111 million, or 63%, to Php8,079 million in 2014 from Php4,968 million in 2013 as a result of higher traffic for mobile internet browsing mainly due to widened utilization of mobile applications, social networking sites and other OTT services. Mobile internet usage registered an increase of 30,237 terabyte, or TB, or 167%, to 48,329 TB, in 2014, from 18,092 TB in 2013, including traffic from the “Free Internet” promotion launched in September 2014. Our “Free Internet” promotion ended on February 28, 2015.

VAS contributed revenues of Php1,658 million in 2014, a decrease of Php291 million, or 15%, as compared with Php1,949 million in 2013, primarily due to lower revenues from MMS-based, Pasa Load/Give-a-Load and SMS-based VAS.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2014, our cellular subscribers totaled 69,857,060 a decrease of 188,567, over the cellular subscriber base of 70,045,627 as at December 31, 2013. Our cellular prepaid subscriber base decreased by 576,138, or 1%, to 67,091,612 as at December 31, 2014 from 67,667,750 as at December 31, 2013, while our cellular postpaid subscriber base increased by 387,571, or 16%, to 2,765,448 as at December 31, 2014 from 2,377,877 as at December 31, 2013. The decrease in subscriber base was primarily due to lower Talk ‘N Text subscribers by 1,335,657, or 5%, partially offset by an increase in Sun Cellular subscribers by 728,108, or 5%, and an increase in Smart subscribers by 418,982, or 2%. Prepaid subscribers exclude those subscribers whose minimum balance is derived via accumulation from its rewards program. Prepaid subscribers accounted for 96% and 97% of our total subscriber base as at December 31, 2014 and 2013, respectively.

Our net subscriber activations (reductions) for the years ended December 31, 2014 and 2013 were as follows:

			Increase (Decrease)
	2014	2013	Amount	%

Prepaid	(576,138)	56,213	(632,351)	(1,125)
Smart	268,457	(452,766)	721,223	(159)
Talk ’N Text	(1,335,657)	1,039,964	(2,375,621)	(228)
Sun Cellular	491,062	(530,985)	1,022,047	(192)

Postpaid	387,571	122,956	264,615	215
Smart	150,525	206,216	(55,691)	(27)
Sun Cellular	237,046	(83,260)	320,306	(385)

Total	(188,567)	179,169	(367,736)	(205)

The following table summarizes our average monthly churn rates for the years ended December 31, 2014 and 2013:

	2014	2013
	(in %)

Prepaid
Smart	5.8	5.3
Talk ’N Text	5.8	5.2
Sun Cellular	9.7	10.6

Postpaid
Smart	2.7	2.7
Sun Cellular	1.8	3.2

For Smart Prepaid subscribers, the average monthly churn rate in 2014 and 2013 were 5.8% and 5.3%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 5.8% and 5.2% in 2014 and 2013, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 9.7% and 10.6% in 2014 and 2013, respectively.

The average monthly churn rate for Smart Postpaid subscribers in each of 2014 and 2013 was 2.7%, while for Sun Cellular postpaid subscribers were 1.8% and 3.2% in 2014 and 2013, respectively.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2014 and 2013:

	Gross(1)				Increase (Decrease)			Net(2)				Increase (Decrease)
	2014		2013		Amount		%	2014		2013		Amount		%

Prepaid
Smart	Php	143	Php	164	(Php	21)	(13)	Php	129	Php	144	(Php	15)	(10)
Talk ’N Text		97		96		1	1		88		85		3	4
Sun Cellular		72		68		4	6		66		61		5	8
Postpaid
Smart		1,088		1,140		(52)	(5)		1,078		1,127		(49)	(4)
Sun Cellular		481		483		(2)	—		477		480		(3)	(1)

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

Our average monthly prepaid and postpaid ARPUs per quarter of 2014 and 2013 were as follows:

	Prepaid						Postpaid
	Smart		Talk ’N Text		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

2014
First Quarter	147	132	97	87	75	67	1,098	1,086	478	476
Second Quarter	149	134	99	89	73	66	1,081	1,074	471	467
Third Quarter	139	124	96	87	70	64	1,080	1,068	473	469
Fourth Quarter	138	125	98	89	71	65	1,095	1,084	501	497

2013
First Quarter	160	141	98	87	66	57	1,168	1,154	458	455
Second Quarter	160	141	98	87	66	58	1,167	1,153	499	495
Third Quarter	161	142	92	82	66	60	1,111	1,099	479	476
Fourth Quarter	174	153	96	85	72	68	1,113	1,102	495	493

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(2)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the MVNO of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php587 million, or 6%, to Php10,019 million in 2014 from Php9,432 million in 2013, primarily due to an increase in prepaid revenues by Php350 million, or 12%, to Php3,173 million in 2014 from Php2,823 million in 2013, and higher postpaid revenues by Php237 million, or 4%, to Php6,846 million in 2014 from Php6,609 million in 2013.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%

Wireless Broadband Revenues (in millions)	Php	10,019	Php	9,432	Php	587	6
Prepaid		3,173		2,823		350	12
Postpaid		6,846		6,609		237	4

Wireless Broadband Subscribers		2,986,146		2,453,826		532,320	22
Prepaid		2,142,566		1,669,618		472,948	28
Smart		1,795,039		1,359,862		435,177	32
Sun		347,527		309,756		37,771	12
Postpaid		843,580		784,208		59,372	8
Smart		514,327		549,347		(35,020)	(6)
Sun		329,253		234,861		94,392	40

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 2,986,146 subscribers as at December 31, 2014, a net increase of 532,320 subscribers, or 22%, as compared with 2,453,826 subscribers as at December 31, 2013, primarily due to a net increase in Smart Broadband subscribers by 400,157, or 21%, complemented by an increase in Sun Broadband subscribers by 132,163, or 24%, as at December 31, 2014. Our prepaid wireless broadband subscriber base increased by 472,948 subscribers, or 28%, to 2,142,566 subscribers as at December 31, 2014 from 1,669,618 subscribers as at December 31, 2013, while our postpaid wireless broadband subscriber base increased by 59,372 subscribers, or 8%, to 843,580 subscribers as at December 31, 2014 from 784,208 subscribers as at December 31, 2013.

Smart Broadband offers internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket WiFi, a portable wireless router which can be shared by multiple users at a time. Both provide connectivity at varying speeds supported by Smart’s network utilizing either 3G HSPA, 4G HSPA+ or LTE technology. SmartBro Plug-It and SmartBro Pocket WiFi are available in both postpaid and prepaid variants. Smart Broadband also has an additional array of load packages that offer time-based charging with different validity periods, as well as Always On packages, which offer volume-based charging.

Smart Broadband also offers PLDT HOMEBro, a fixed wireless broadband service being offered under PLDT’s HOME brand. PLDT HOMEBro is powered by Smart’s wireless broadband base stations which allow subscribers to connect to the internet using indoor or outdoor customer premises equipment through various wireless technologies. LTE powers Ultera, our latest fixed wireless internet offering designed for the home.

DMPI’s Sun Broadband Wireless is an affordable high-speed wireless broadband service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php190 million, or 14%, to Php1,182 million in 2014 from Php1,372 million in 2013, primarily due to a decrease in the number of ACeS Philippines’ subscribers and lower revenue contribution from MVNO of PLDT Global, partially offset by the effect of higher weighted average exchange rate of Php44.40 in the year ended December 31, 2014 from Php42.44 for the year ended December 31, 2013 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems and accessories. Our wireless non-service revenues increased by Php1,198 million, or 45%, to Php3,842 million in 2014 from Php2,644 million in 2013, primarily due to increased availments for broadband Pocket WiFi, broadband accessories and computer packages, as well as higher cellular activation and retention packages, partly offset by lower quantity of broadband Plug-It modems issued.

Expenses

Expenses associated with our wireless business amounted to Php89,102 million in 2014, an increase of Php4,428 million, or 5%, from Php84,674 million in 2013. A significant portion of this increase was attributable to higher expenses related to asset impairment, cost of sales, rent, repairs and maintenance, selling and promotions, taxes and licenses, professional and other contracted services, and amortization of intangible assets, partially offset by lower compensation and employee benefits, and other operating expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 75% and 71% in 2014 and 2013, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2014 and 2013 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2014		%	2013		%	Amount		%
	(in millions)

Depreciation and amortization	Php	16,375	18	Php	16,358	19	Php	17	—
Cost of sales		11,632	13		10,182	12		1,450	14
Rent		11,008	12		10,148	12		860	8
Repairs and maintenance		8,666	10		7,861	9		805	10
Selling and promotions		8,512	10		7,944	10		568	7
Interconnection costs		8,229	9		8,141	10		88	1
Compensation and employee benefits		6,944	8		8,730	10		(1,786)	(20)
Asset impairment		5,620	6		3,918	5		1,702	43
Professional and other contracted services		5,287	6		4,841	6		446	9
Taxes and licenses		2,944	3		2,410	3		534	22
Insurance and security services		1,274	2		1,156	1		118	10
Amortization of intangible assets		1,149	1		1,018	1		131	13
Communication, training and travel		1,084	1		1,029	1		55	5
Other expenses		378	1		938	1		(560)	(60)

Total	Php	89,102	100	Php	84,674	100	Php	4,428	5

Depreciation and amortization charges increased by Php17 million to Php16,375 million primarily due to a higher depreciable asset base.

Cost of sales increased by Php1,450 million, or 14%, to Php11,632 million primarily due to increased handset and modem issuances for cellular and broadband activation and retention, and higher average cost of cellular handsets/SIM-packs and broadband modems.

Rent expenses increased by Php860 million, or 8%, to Php11,008 million primarily due to an increase in site and leased circuit rental charges as a result of our expanded network, and an increase in office building rental.

Repairs and maintenance expenses increased by Php805 million, or 10%, to Php8,666 million mainly due to higher site maintenance and technical support on cellular and broadband network facilities as a result of our expanded network, higher electricity and fuel consumption, and higher IT hardware, partially offset by lower building maintenance costs.

Selling and promotion expenses increased by Php568 million, or 7%, to Php8,512 million primarily due to higher advertising costs, premium items and prizes, as well as higher commissions expense, partially offset by lower public relations expense.

Interconnection costs increased by Php88 million, or 1%, to Php8,229 million primarily due to an increase in interconnection charges on international roaming and domestic SMS services, partially offset by lower interconnection cost on domestic voice and international SMS services.

Compensation and employee benefits expenses decreased by Php1,786 million, or 20%, to Php6,944 million primarily due to lower manpower rightsizing program, or MRP, and LTIP costs, and salaries and employee benefits, partly offset by higher provision for pension benefits. Employee headcount increased to 7,725 as at December 31, 2014 as compared with 7,680 as at December 31, 2013.

Asset impairment increased by Php1,702 million, or 43%, to Php5,620 million primarily due to higher impairment on certain network equipment and higher provision for uncollectible receivables.

Professional and other contracted service fees increased by Php446 million, or 9%, to Php5,287 million primarily due to an increase in audit, outsourced and contracted service fees, market research and collection agency fees, partly offset by lower consultancy service fees.

Taxes and licenses increased by Php534 million, or 22%, to Php2,944 million due to higher business-related taxes.

Insurance and security services increased by Php118 million, or 10%, to Php1,274 million primarily due to higher group health insurance, bond premiums, and site security expenses, partly offset by lower office security expenses.

Amortization of intangible assets increased by Php131 million, or 13%, to Php1,149 million primarily due to license fees paid for exclusive partnership and use of music catalogues.

Communication, training and travel expenses increased by Php55 million, or 5%, to Php1,084 million primarily due to higher fuel consumption costs for vehicles, and freight and hauling, partially offset by lower communication charges and local training expenses.

Other expenses decreased by Php560 million, or 60%, to Php378 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2014 and 2013:

					Change
	2014		2013		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	217	Php	324	(Php	107)	(33)
Equity share in net losses of associates		(11)		(54)		43	(80)
Losses on derivative financial instruments – net		(34)		(18)		(16)	89
Foreign exchange losses – net		(464)		(1,814)		1,350	(74)
Financing costs – net		(1,646)		(3,232)		1,586	(49)
Other income – net		1,214		928		286	31

Total	(Php	724)	(Php	3,866)	Php	3,142	(81)

Our wireless business’ other expenses amounted to Php724 million in 2014, a decrease of Php3,142 million, or 81%, from Php3,866 million in 2013, primarily due to the combined effects of the following: (i) lower net financing costs by Php1,586 million primarily due to a decrease on accretion on financial liabilities as a result of lower amortization of debt discount, and lower average interest rates on loans, partly offset by lower capitalized interest; (ii) lower net foreign exchange losses by Php1,350 million on account of the revaluation of net foreign currency-denominated liabilities due to lower level of depreciation of the Philippine peso relative to the U.S. dollar; (iii) an increase in other income by Php286 million mainly due to net gain on insurance claims; (iv) lower equity share in net losses of associates by Php43 million; (v) higher net losses on derivative financial instruments by Php16 million mainly due to the forward contracts that matured in the second quarter of 2014 where the Philippine peso appreciated relative to the U.S. dollar as against a depreciation of the Philippine peso relative to the U.S. dollar in 2013; and (vi) a decrease in interest income by Php107 million mainly due to lower weighted average peso and dollar interest rates on account of low interest rate environment.

Provision for Income Tax

Provision for income tax decreased by Php1,704 million, or 19%, to Php7,158 million in 2014 from Php8,862 million in 2013 primarily due to lower taxable income and recognition of deferred income tax. The effective tax rates for our wireless business were 25% and 29% in 2014 and 2013, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php26 million to Php21,895 million in 2014 from Php21,921 million recorded in 2013.

Adjusted EBITDA

Our wireless business’ Adjusted EBITDA decreased by Php3,786 million, or 7%, to Php50,917 million in 2014 from Php54,703 million in 2013.

Core Income

Our wireless business’ core income decreased by Php1,323 million, or 5%, to Php25,176 million in 2014 from Php26,499 million in 2013 on account of higher wireless-related operating expenses and a decrease in wireless revenues, partially offset by a decrease in other expenses and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php67,235 million in 2014, an increase of Php3,668 million, or 6%, from Php63,567 million in 2013.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2014 and 2013 by service segment:

							Increase (Decrease)
	2014		%	2013		%	Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	16,587	25	Php	16,274	26	Php	313	2
International long distance		11,404	17		11,422	18		(18)	—
National long distance		4,365	6		4,583	7		(218)	(5)
Data and other network		30,334	45		27,472	43		2,862	10
Miscellaneous		2,474	4		2,119	3		355	17

		65,164	97		61,870	97		3,294	5
Non-Service Revenues:
Sale of computers, phone units and SIM cards		2,071	3		1,697	3		374	22

Total Fixed Line Revenues	Php	67,235	100	Php	63,567	100	Php	3,668	6

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php3,294 million, or 5%, to Php65,164 million in 2014 from Php61,870 million in 2013 due to an increase in revenues from our data and other network, miscellaneous, and local exchange services, partially offset by a decrease in national and international long distance service revenues.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%

Total local exchange service revenues (in millions)	Php	16,587	Php	16,274	Php	313	2
Number of fixed line subscribers		2,207,889		2,069,419		138,470	7
Postpaid		2,149,846		2,009,593		140,253	7
Prepaid		58,043		59,826		(1,783)	(3)
Number of fixed line employees		7,466		7,415		51	1
Number of fixed line subscribers per employee		296		279		17	6

Revenues from our local exchange service increased by Php313 million, or 2%, to Php16,587 million in 2014 from Php16,274 million in 2013, primarily due to higher weighted average postpaid billed lines, an increase in ARPU and higher installation and activation charges, partially offset by lower other local services. The percentage contribution of local exchange revenues to our total fixed line service revenues were 25% and 26% in 2014 and 2013, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%

Total international long distance service revenues (in millions)	Php	11,404	Php	11,422	(Php	18)	—
Inbound		10,237		10,105		132	1
Outbound		1,167		1,317		(150)	(11)

International call volumes (in million minutes, except call ratio)		2,028		2,185		(157)	(7)
Inbound		1,739		1,806		(67)	(4)
Outbound		289		379		(90)	(24)
Inbound-outbound call ratio		6.0:1		4.8:1		—	—

Our total international long distance service revenues decreased by Php18 million to Php11,404 million in 2014 from Php11,422 million in 2013, primarily due to lower call volumes, partially offset by the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.40 for the year ended December 31, 2014 from Php42.44 for the year ended December 31, 2013 and the increase in average billing and settlement rates in dollar terms. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 17% and 19% in 2014 and 2013, respectively.

Our revenues from inbound international long distance service increased by Php132 million, or 1%, to Php10,237 million in 2014 from Php10,105 million in 2013 primarily due to the favorable effect on our inbound revenues of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar and the increase in average settlement rate in dollar terms, partially offset by the decrease in inbound call volumes.

Our revenues from outbound international long distance service decreased by Php150 million, or 11%, to Php1,167 million in 2014 from Php1,317 million in 2013, primarily due to the decrease in call volumes, partially offset by the increase in the average billing rate in U.S. dollar terms and the favorable effect of the depreciation of the Philippine peso to the U.S. dollar.

Our total international long distance service revenues, net of interconnection costs, decreased by Php151 million, or 3%, to Php4,403 million in 2014 from Php4,554 million in 2013. The decrease was primarily due to lower call volumes and a decrease in the average settlement rate in dollar terms, partially offset by the favorable effect of the depreciation of the Philippine peso to the U.S. dollar and the increase in average billing rate in U.S. dollar terms.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2014 and 2013:

					Decrease
	2014		2013		Amount		%

Total national long distance service revenues (in millions)	Php	4,365	Php	4,583	(Php	218)	(5)
National long distance call volumes (in million minutes)		819		852		(33)	(4)

Our national long distance service revenues decreased by Php218 million, or 5%, to Php4,365 million in 2014 from Php4,583 million in 2013, primarily due to a decrease in call volumes, partially offset by higher average revenue per minute of our national long distance services as a result of higher calls terminating to cellular mobile subscribers. The percentage contribution of national long distance revenues to our fixed line service revenues was 7% in each of 2014 and 2013. Our national long distance service revenues, net of interconnection costs, decreased by Php123 million, or 3%, to Php3,424 million in 2014 from Php3,547 million in 2013, primarily due to a decrease in call volumes.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2014 and 2013:

					Increase
	2014		2013		Amount		%
Data and other network service revenues (in millions)	Php	30,334	Php	27,472	Php	2,862	10
Domestic		21,848		19,917		1,931	10
Broadband		13,876		12,268		1,608	13
Leased Lines and Others		7,972		7,649		323	4

International
Leased Lines and Others		6,412		5,787		625	11

Data Centers		2,074		1,768		306	17

Subscriber base
Broadband		1,089,004		961,967		127,037	13
SWUP		35,869		30,302		5,567	18

Our data and other network services posted revenues of Php30,334 million in 2014, an increase of Php2,862 million, or 10%, from Php27,472 million in 2013, primarily due to higher domestic data revenues from DSL, Fibr, Shops.Work and Diginet, international data revenues primarily from i-Gate, and data centers revenues. The percentage contribution of this service segment to our fixed line service revenues was 47% and 45% in 2014 and 2013, respectively.

Domestic

Domestic data services contributed Php21,848 million in 2014, an increase of Php1,931 million, or 10%, as compared with Php19,917 million in 2013 mainly due to higher DSL and Fibr revenues, Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and higher demand for offshoring and outsourcing services and higher Diginet revenues. The percentage contribution of domestic data service revenues to total data and other network services were 72% and 73% in 2014 and 2013, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection, which is intended for individual internet users. Broadband data revenues amounted to Php13,876 million in 2014, an increase of Php1,608 million, or 13%, from Php12,268 million in 2013 as a result of the increase in the number of subscribers by 127,037, or 13%, to 1,089,004 subscribers as at December 31, 2014 from 961,967 subscribers as at December 31, 2013. Broadband revenues accounted for 46% and 45% of total data and other network service revenues in 2014 and 2013, respectively.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2014, SWUP had a total subscriber base of 35,869, up by 5,567, or 18%, from 30,302 subscribers as at December 31, 2013. Leased lines and other data revenues amounted to Php7,972 million in 2014, an increase of Php323 million, or 4%, from Php7,649 million in 2013, primarily due to higher revenues from Shops.Work, Diginet and IP-VPN. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 26% and 28% in 2014 and 2013, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed connectivity to the internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php625 million, or 11%, to Php6,412 million in 2014 from Php5,787 million in 2013, primarily due to higher i-Gate revenues and IP-VPN local access services, and an increase in revenues from various global service providers, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues was 21% in each of 2014 and 2013.

Data Centers

Data centers provide colocation or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. As at December 31, 2014, ePLDT Group has a total of 2,340 rack capacity in five locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php306 million, or 17%, to Php2,074 million in 2014 from Php1,768 million in 2013 mainly due to higher revenues from colocation and managed services. The percentage contribution of this service segment to our total data and other network service revenues were 7% and 6% in 2014 and 2013, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees, and directory advertising. These service revenues increased by Php355 million, or 17%, to Php2,474 million in 2014 from Php2,119 million in 2013 mainly due to higher outsourcing and management fees and colocation charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues were 4% and 3% in 2014 and 2013, respectively.

Non-service Revenues

Non-service revenues increased by Php374 million, or 22%, to Php2,071 million in 2014 from Php1,697 million in 2013, primarily due to higher revenues as a result of the launching of 2-in-1 wireless HOME bundles, FabTAB for myDSL retention and TVolution units and from the sale of several managed PABX and OnCall solution, Telpad units and equipment for PLDT UNO, a managed unified communications offering, partially offset by lower PLP units and computer-bundled sales.

Expenses

Expenses related to our fixed line business totaled Php56,855 million in 2014, an increase of Php880 million, or 2%, as compared with Php55,975 million in 2013. The increase was primarily due to higher expenses related to depreciation and amortization, repairs and maintenance, professional and other contracted services, selling and promotions, cost of sales, communication, training and travel, and taxes and licenses, partly offset by lower expenses related to asset impairment, compensation and employee benefits, rent and interconnection costs. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 85% and 88% in 2014 and 2013, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2014 and 2013 and the percentage of each expense item to the total:

							Increase (Decrease)
	2014		%	2013		%	Amount		%
	(in millions)

Depreciation and amortization	Php	15,004	26	Php	13,946	25	Php	1,058	8
Compensation and employee benefits		11,825	21		12,668	23		(843)	(7)
Interconnection costs		8,117	14		8,196	15		(79)	(1)
Repairs and maintenance		6,956	12		5,930	10		1,026	17
Professional and other contracted services		4,183	8		3,794	7		389	10
Rent		2,619	5		2,794	5		(175)	(6)
Selling and promotions		2,126	4		1,860	3		266	14
Cost of sales		1,903	3		1,665	3		238	14
Taxes and licenses		1,568	3		1,515	3		53	3
Insurance and security services		717	1		762	1		(45)	(6)
Communication, training and travel		631	1		546	1		85	16
Asset impairment		426	1		1,625	3		(1,199)	(74)
Amortization of intangible assets		—	—		2	—		(2)	(100)
Other expenses		780	1		672	1		108	16

Total	Php	56,855	100	Php	55,975	100	Php	880	2

Depreciation and amortization charges increased by Php1,058 million, or 8%, to Php15,004 million due to a higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php843 million, or 7%, to Php11,825 million primarily due to lower MRP, LTIP costs, and salaries and employee benefits, partially offset by higher provision for pension benefits. Employee headcount decreased to 9,772 in 2014 as compared with 10,219 in 2013 mainly due to a decrease in ePLDT Group’s headcount.

Interconnection costs decreased by Php79 million, or 1%, to Php8,117 million primarily due to lower national interconnection/settlement costs due to lower national sent paid calls that terminated to other domestic carriers and data and other network interconnection/settlement costs particularly Fibernet and Infonet, partially offset by higher international interconnection/settlement costs as a result of higher average settlement rate to other domestic carriers.

Repairs and maintenance expenses increased by Php1,026 million, or 17%, to Php6,956 million primarily due to higher repairs and maintenance costs on cable and wire facilities, as well as central office/telecoms equipment, an increase in office electricity expenses, higher IT software and hardware maintenance costs, and higher site gas and fuel, partially offset by lower repairs and maintenance costs for buildings.

Professional and other contracted service expenses increased by Php389 million, or 10%, to Php4,183 million primarily due to higher contracted, payment facility and technical service fees, partially offset by lower consultancy, legal fees, outsource costs and bill printing fees.

Rent expenses decreased by Php175 million, or 6%, to Php2,619 million primarily due to decrease in leased circuit rental charges.

Selling and promotion expenses increased by Php266 million, or 14%, to Php2,126 million primarily due to higher advertising, commissions, and events costs partially offset by lower public relations expenses.

Cost of sales increased by Php238 million, or 14%, to Php1,903 million primarily due to the launching of 2-in-1 wireless HOME bundles, FabTab for myDSL retention and TVolution units, and higher sales of Telpad units, partially offset by lower PLP units sold.

Taxes and licenses increased by Php53 million, or 3%, to Php1,568 million as a result of higher business-related taxes.

Insurance and security services decreased by Php45 million, or 6%, to Php717 million primarily due to lower insurance and bond premiums, partially offset by higher expenses on office security services and group health insurance premiums.

Communication, training and travel expenses increased by Php85 million, or 16%, to Php631 million mainly due to higher training and travel, and communication, and mailing and courier charges, partly offset by lower fuel consumption costs.

Asset impairment decreased by Php1,199 million, or 74%, to Php426 million mainly due to lower provision for uncollectible receivables, partly offset by fixed asset impairment on certain transmission facilities in 2014.

Amortization of intangible assets amounted to Php2 million in 2013.

Other expenses increased by Php108 million, or 16%, to Php780 million primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2014 and 2013:

					Change
	2014		2013		Amount		%
	(in millions)

Other Income (Expenses):
Interest income	Php	350	Php	392	(Php	42)	(11)
Equity share in net earnings (losses) of associates		63		(86)		149	(173)
Gains on derivative financial instruments – net		11		523		(512)	(98)
Foreign exchange losses – net		(39)		(1,503)		1,464	(97)
Financing costs – net		(3,724)		(3,390)		(334)	10
Other income – net		2,499		3,583		(1,084)	(30)

Total	(Php	840)	(Php	481)	(Php	359)	75

Our fixed line business’ other expenses amounted to Php840 million in 2014, an increase of Php359 million, or 75%, from Php481 million in 2013 due to the combined effects of the following: (i) a decrease in other income by Php1,084 million due to gain on sale of Philweb shares in 2013 and lower gain on insurance claims, partially offset by higher gain on fair value adjustment on investment properties and gain on purchase price adjustment in relation with the acquisition of Digitel recognized in 2014; (ii) lower gain on derivative financial instruments by Php512 million due to narrower dollar and peso interest rate differentials in 2014 as compared with 2013, and losses on matured Euro/U.S. dollar forward purchase contracts due to the appreciation of the U.S. dollar relative to the Euro; (iii) higher financing costs by Php334 million mainly due to higher outstanding debt balance and the effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, partly offset by lower financing charges, lower average interest rate, and higher capitalized interest; (iv) a decrease in interest income by Php42 million due to lower weighted average peso and dollar interest rates, partly offset by higher amount of placements and the depreciation of the Philippine peso to the U.S. dollar; (v) lower foreign exchange losses by Php1,464 million on account of revaluation of net foreign currency-denominated liabilities due to lower level of depreciation of the Philippine peso relative to the U.S. dollar; and (vi) equity share in net earnings of associates of Php63 million in 2014 as against equity share in net losses of associates of Php86 million in 2013 mainly due the increase in the share of net earnings of Cignal TV.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php2,818 million in 2014, an increase of Php3,516 million, from a tax benefit of Php698 million in 2013 primarily due to higher taxable income and the recognition of deferred tax assets in 2013. The effective tax rates for our fixed line business were 30% and negative 10% in 2014 and 2013, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php6,722 million in 2014, a decrease of Php1,087 million, or 14%, as compared with Php7,809 million in 2013.

Adjusted EBITDA

Our fixed line business’ Adjusted EBITDA increased by Php3,338 million, or 15%, to Php25,612 million in 2014 from Php22,274 million in 2013.

Core Income

Our fixed line business’ core income decreased by Php2,370 million, or 26%, to Php6,691 million in 2014 from Php9,061 million in 2013, primarily as a result of higher provision for income tax, higher fixed line expenses and an increase in other expenses, partially offset by higher fixed line revenues.

Others

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2014 and 2013:

					Change
	2014		2013		Amount		%
	(in millions)

Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	Php	3,789	Php	2,882	Php	907	31
Interest income		295		249		46	18
Foreign exchange gains – net		121		424		(303)	(71)
Financing costs-net		(60)		—		(60)	(100)
Gains (losses) on derivative financial instruments – net		(78)		6		(84)	(1,400)
Other income – net		1,544		36		1,508	4,189

Total	Php	5,611	Php	3,597	Php	2,014	56

Other income increased by Php2,014 million, or 56%, to Php5,611 million in 2014 from Php3,597 million in 2013 primarily due to the combined effects of the following: (i) higher other income by Php1,508 million due to the realized portion of deferred gain on the transfer of Meralco shares; (ii) higher equity share in net earnings of associates by Php907 million mainly due to the increase in equity share in the net earnings of Beacon and Beta; (iii) an increase in interest income by Php46 million; (iv) increase in financing costs of Php60 million; (v) losses on derivative financial instruments of Php78 million in 2014 as against gains on derivative financial instruments of Php6 million in 2013; and (vi) decrease in net foreign exchange gains of Php303 million.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php5,473 million, an increase of Php1,965 million, or 56%, in 2014 from Php3,508 million in 2013.

Core Income

Our other business segment’s core income amounted to Php5,543 million in 2014, an increase of Php2,433 million, or 78%, as compared with Php3,110 million in 2013 mainly as a result of higher other income.

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

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2013 and 2012:

							Change
	2013		%	2012(1)%			Amount		%
	(in millions)
Wireless	Php	119,323	71	Php	115,932	71	Php	3,391	3
Fixed line		63,567	38		60,246	37		3,321	6
Others(2)		—	—		—	—		—	—
Inter-segment transactions		(14,559)	(9)		(13,145)	(8)		(1,414)	11

Consolidated	Php	168,331	100	Php	163,033	100	Php	5,298	3

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(2)

See Item 5. “Operating and Financial Review and Prospects – Results of Operations – Years Ended December 31, 2013 and 2012 – Other Income (Expenses)” for a discussion of income and expenses relating to the Others business.

Expenses

Consolidated expenses increased by Php2,986 million, or 2%, to Php125,515 million in 2013 from Php122,529 million in 2012, as a result of higher expenses related to cost of sales, professional and other contracted services, repairs and maintenance, taxes and licenses, asset impairment, insurance and security, rent, and communication, training and travel, partially offset by lower expenses related to depreciation and amortization, compensation and employee benefits, including the retroactive effect of the application of the Revised IAS 19 on our MRP costs of Php1,269 million in 2013, and interconnection costs.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2013 and 2012:

							Change
	2013		%	2012(1)%			Amount		%
	(in millions)
Wireless	Php	84,674	67	Php	83,717	68	Php	957	1
Fixed line		55,975	45		52,776	43		3,199	6
Others		5	—		18	—		(13)	(72)
Inter-segment transactions		(15,139)	(12)		(13,982)	(11)		(1,157)	8

Consolidated	Php	125,515	100	Php	122,529	100	Php	2,986	2

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits.

Other Income (Expenses)

Consolidated other expenses amounted to Php1,184 million in 2013, a change of Php4,286 million as against other income of Php3,102 million in 2012, primarily due to the combined effects of the following: (i) foreign exchange losses of Php2,893 million in 2013 as against foreign exchange gains of Php3,282 million in 2012 mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011; (ii) a decrease in other income by Php1,700 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon of Php2,012 million in 2012, lower dividend income by Php718 million and reversal of prior years’ inventory provision, partially offset by the reversal of provision for NTC fees assessment as a result of a favorable Supreme Court decision, higher gain on the sale of Philweb shares by Php297 million, pension savings in 2013, higher income from consultancy and gain on insurance claims; (iii) lower interest income by Php422 million due to lower weighted average peso and dollar interest rates, lower amount of Philippine peso placements and shorter average tenor of dollar placements, partly offset by higher amount of dollar placements, longer average tenors of Philippine peso placements and the depreciation of the Philippine peso to the U.S. dollar; (iv) a decrease in net financing costs by Php287 million mainly due to lower average interest rates on loans, lower outstanding debt balance in 2013 and lower financing charges, partly offset by higher amortization of debt discount and lower capitalized interest; (v) an increase in equity share in net earnings of associates and joint ventures by Php1,204 million; and (vi) net gains on derivative financial instruments of Php511 million in 2013 as against net losses on derivative financial instruments of Php2,009 million in 2012 due to the maturity of the 2012 hedges, depreciation of the Philippine peso and wider dollar and peso interest rate differentials in 2013.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2013 and 2012:

							Change
	2013		%	2012(1)%			Amount		%
	(in millions)
Wireless	(Php	3,866)	326	Php	893	29	(Php	4,759)	(533)
Fixed line		(481)	41		(1,781)	(57)		1,300	(73)
Others		3,597	(304)		4,358	140		(761)	(17)
Inter-segment transactions		(434)	37		(368)	(12)		(66)	18

Consolidated	(Php	1,184)	100	Php	3,102	100	(Php	4,286)	(138)

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

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2013 and 2012:

							Change
	2013		%	2012(1)%			Amount		%
	(in millions)
Wireless	Php	21,921	62	Php	25,014	69	(Php	3,093)	(12)
Fixed line		7,809	22		5,740	16		2,069	36
Others		3,508	10		4,333	12		(825)	(19)
Inter-segment transactions		146	—		469	1		(323)	(69)

Continuing operations		33,384	94		35,556	98		(2,172)	(6)
Discontinued operations		2,069	6		543	2		1,526	281

Consolidated	Php	35,453	100	Php	36,099	100	(Php	646)	(2)

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

The following table shows the breakdown of our consolidated Adjusted EBITDA from continuing operations by business segment for the years ended December 31, 2013 and 2012:

							Change
	2013		%	2012(1)%			Amount		%
	(in millions)
Wireless	Php	54,703	70	Php	54,480	72	Php	223	—
Fixed line		22,274	29		20,089	27		2,185	11
Others		(5)	—		(18)	—		13	(72)
Inter-segment transactions		580	1		837	1		(257)	(31)

Continuing operations	Php	77,552	100	Php	75,388	100	Php	2,164	3

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

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2013 and 2012:

							Change
	2013		%	2012(1)%			Amount		%
	(in millions)
Wireless	Php	26,499	69	Php	25,694	70	Php	805	3
Fixed line		9,061	23		5,769	16		3,292	57
Others		3,110	8		4,424	12		(1,314)	(30)
Inter-segment transactions		146	—		469	1		(323)	(69)

Continuing operations		38,816	100		36,356	99		2,460	7
Discontinued operations		(99)	—		551	1		(650)	(118)

Consolidated	Php	38,717	100	Php	36,907	100	Php	1,810	5

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

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2013 and 2012 by service segment:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	105,875	89	Php	103,604	89	Php	2,271	2
Wireless broadband, satellite and others
Wireless broadband		9,432	8		8,606	8		826	10
Satellite and others		1,372	1		1,569	1		(197)	(13)

		116,679	98		113,779	98		2,900	3

Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		2,644	2		2,153	2		491	23

Total Wireless Revenues	Php	119,323	100	Php	115,932	100	Php	3,391	3

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

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

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%

Cellular subscriber base	70,045,627	69,866,458	179,169	—
Prepaid	67,667,750	67,611,537	56,213	—
Smart	24,608,687	25,061,453	(452,766)	(2)
Talk ’N Text	29,485,017	28,445,053	1,039,964	4
Sun Cellular	13,574,046	14,105,031	(530,985)	(4)
Postpaid	2,377,877	2,254,921	122,956	5
Sun Cellular	1,488,181	1,571,441	(83,260)	(5)
Smart	889,696	683,480	206,216	30

Systemwide traffic volumes (in million minutes)(1)
Calls	55,344	53,288	2,056	4
Domestic	51,504	49,597	1,907	4
Inbound	1,228	1,242	(14)	(1)
Outbound	50,276	48,355	1,921	4
International	3,840	3,691	149	4
Inbound	3,216	3,025	191	6
Outbound	624	666	(42)	(6)

SMS/Data count (in million hits) (1)	506,702	501,964	4,738	1
Text messages	504,050	500,039	4,011	1
Domestic	503,176	499,191	3,985	1
Bucket-Priced/Unlimited	471,298	468,898	2,400	—
Standard	31,878	30,293	1,585	5
International	874	848	26	3
Value-Added Services	2,577	1,872	705	38
Financial Services	75	53	22	42

Mobile internet (in TB)	18,092	4,954	13,138	265

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

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

International voice service revenues decreased by Php340 million, or 2%, to Php16,110 million in 2013 from Php16,450 million in 2012 primarily due to the decline in international outbound voice service revenues by Php424 million, or 16%, to Php2,188 million in 2013 from Php2,612 million in 2012, partially offset by higher international inbound voice service revenues by Php84 million, or 1%, to Php13,922 million in 2013 from Php13,838 million in 2012. The net decrease in international voice service revenues was due to lower outbound traffic and a decrease in inbound termination rates, partially offset by the increase in inbound traffic and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 3,840 million minutes, an increase of 149 million minutes, or 4%, from 3,691 million minutes in 2012.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php843 million, or 2%, to Php52,258 million in 2013 from Php51,415 million in 2012 primarily due to higher mobile internet and VAS revenues, partially offset by lower text messaging revenues. Cellular data services accounted for 49% and 50% of our cellular service revenues in 2014 and 2013, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2013 and 2012:

					Increase (Decrease)
	2013		2012(1)		Amount		%
	(in millions)
Text messaging
Domestic	Php	41,822	Php	42,719	(Php	897)	(2)
Bucket-Priced/Unlimited		29,411		28,752		659	2
Standard		12,411		13,967		(1,556)	(11)
International		3,519		3,782		(263)	(7)

		45,341		46,501		(1,160)	(2)

Mobile internet(2)		4,968		3,121		1,847	59

Value-added services(3)		1,949		1,793		156	9

Total	Php	52,258	Php	51,415	Php	843	2

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.
(2)	Includes revenues from web-based services, net of allocated discounts and content provider costs.
(3)

Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); Pasa Load/Give-a-load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart and Talk ‘N Text prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up); and revenues from financial services which include revenues from Smart Money Clicks via Smart Menu and mobile banking. Smart Money Clicks includes the following services: balance inquiry, re-load prepaid accts, bills payment, card management and internet purchases.

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

International text messaging revenues amounted to Php3,519 million in 2013, a decrease of Php263 million, or 7%, from Php3,782 million in 2012 mainly due to lower outbound international SMS revenues, partially offset by higher inbound traffic, higher effective dollar yield of international inbound SMS and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php1,847 million, or 59%, to Php4,968 million in 2013 from Php3,121 million in 2012 as a result of higher traffic for mobile internet browsing. Mobile internet service registered 18,092 TB in 2013, an increase of 13,138 TB, or 265%, from 4,954 TB in 2012.

VAS contributed revenues of Php1,949 million in 2013, an increase of Php156 million, or 9%, as compared with Php1,793 million in 2012, primarily due to an increase in revenues from SMS-based VAS revenues, partially offset by lower Pasa Load/Give-a-Load and MMS-based VAS revenues.

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

Our net subscriber activations (reductions) for the years ended December 31, 2013 and 2012 were as follows:

			Increase (Decrease)
	2013	2012	Amount	%

Prepaid	56,213	5,818,745	(5,762,532)	(99)
Smart	(452,766)	(2,950,068)	2,497,302	(85)
Talk ’N Text	1,039,964	7,977,878	(6,937,914)	(87)
Sun Cellular	(530,985)	790,935	(1,321,920)	(167)

Postpaid	122,956	351,084	(228,128)	(65)
Smart	206,216	132,732	73,484	55
Sun Cellular	(83,260)	218,352	(301,612)	(138)

Total	179,169	6,169,829	(5,990,660)	(97)

The following table summarizes our average monthly churn rates for the years ended December 31, 2013 and 2012:

	2013	2012
	(in %)
Prepaid
Smart	5.3	6.0
Talk ’N Text	5.2	4.1
Sun Cellular	10.6	11.0

Postpaid
Smart	2.7	2.6
Sun Cellular	3.2	1.0

For Smart Prepaid subscribers, the average monthly churn rate in 2013 and 2012 were 5.3% and 6.0%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 5.2% and 4.1% in 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 10.6% and 11.0% in 2013 and 2012, respectively.

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

(3)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our average monthly prepaid and postpaid ARPUs per quarter in 2013 and 2012 were as follows:

	Prepaid												Postpaid
	Smart				Talk ’N Text				Sun Cellular				Smart				Sun Cellular
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)

2013
First Quarter	Php	160	Php	141	Php	98	Php	87	Php	66	Php	57	Php	1,168	Php	1,154	Php	458	Php	455
Second Quarter		160		141		98		87		66		58		1,167		1,153		499		495
Third Quarter		161		142		92		82		66		60		1,111		1,099		479		476
Fourth Quarter		174		153		96		85		72		68		1,113		1,102		495		493

2012(3)
First Quarter		170		148		116		102		68		57		1,292		1,269		390		388
Second Quarter		164		143		113		100		66		57		1,264		1,237		400		397
Third Quarter		162		140		107		93		67		58		1,253		1,251		391		388
Fourth Quarter		170		149		106		93		74		64		1,265		1,248		393		391

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(2)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.
(3)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

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

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2013 and 2012 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	16,358	19	Php	19,000	23	(Php	2,642)	(14)
Cost of sales		10,182	12		7,373	9		2,809	38
Rent		10,148	12		9,970	12		178	2
Compensation and employee benefits		8,730	11		8,586	10		144	2
Interconnection costs		8,141	10		8,458	10		(317)	(4)
Selling and promotions		7,944	9		7,933	10		11	—
Repairs and maintenance		7,861	9		7,843	9		18	—
Professional and other contracted services		4,841	6		4,149	5		692	17
Asset impairment		3,918	5		4,218	5		(300)	(7)
Taxes and licenses		2,410	3		2,410	3		—	—
Insurance and security services		1,156	1		1,033	1		123	12
Communication, training and travel		1,029	1		1,014	1		15	1
Amortization of intangible assets		1,018	1		921	1		97	11
Other expenses		938	1		809	1		129	16

Total	Php	84,674	100	Php	83,717	100	Php	957	1

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

Compensation and employee benefits expenses increased by Php144 million, or 2%, to Php8,730 million primarily due to higher MRP costs as a result of the retroactive adjustment of the application of the Revised IAS 19 of Php537 million in 2013, as well as LTIP costs, partially offset by lower salaries employee benefits, and provision for pension benefits. Employee headcount decreased to 7,680 as at December 31, 2013 as compared with 8,663 as at December 31, 2012, primarily due to the availment of the MRP by DMPI employees as at December 31, 2013.

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

Professional and other contracted service fees increased by Php692 million, or 17%, to Php4,841 million primarily due to an increase in outsourced service costs and call center fees, partly offset by lower consultancy and technical service fees.

Asset impairment decreased by Php300 million, or 7%, to Php3,918 million primarily due to lower impairment on certain network equipment of DMPI, partially offset by higher provision for uncollectible receivables.

Taxes and licenses remained at Php2,410 million for 2013 and 2012.

Insurance and security services increased by Php123 million, or 12%, to Php1,156 million primarily due to higher office and site security expenses, partly offset by lower insurance and bond premiums.

Communication, training and travel expenses increased by Php15 million, or 1%, to Php1,029 million primarily due to higher expenses related to mailing and courier, as well as freight and hauling, partially offset by lower travel expenses, fuel consumption costs for vehicles and communication charges.

Amortization of intangible assets increased by Php97 million, or 11%, to Php1,018 million primarily due to license fees paid for exclusive partnership and use of music catalogues.

Other expenses increased by Php129 million, or 16%, to Php938 million primarily due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2013 and 2012:

					Change
	2013		2012(1)		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	324	Php	565	(Php	241)	(43)
Losses on derivative financial instruments – net		(18)		(51)		33	(65)
Equity share in net losses of associates		(54)		(78)		24	(31)
Foreign exchange gains (losses) – net		(1,814)		2,419		(4,233)	(175)
Financing costs – net		(3,232)		(2,683)		(549)	20
Other income – net		928		721		207	29

Total	(Php	3,866)	Php	893	(Php	4,759)	(533)

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

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

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2013 and 2012:

					Increase
	2013		2012(1)		Amount		%

Data and other network service revenues (in millions)	Php	27,472	Php	25,059	Php	2,413	10
Domestic		19,917		18,436		1,481	8
Broadband		12,268		11,212		1,056	9
Leased Lines and Others		7,649		7,224		425	6

International
Leased Lines and Others		5,787		5,524		263	5

Data Centers		1,768		1,099		669	61

Subscriber base
Broadband		961,967		887,399		74,568	8
SWUP		30,302		22,720		7,582	33

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

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

Broadband data revenues amounted to Php12,268 million in 2013, an increase of Php1,056 million, or 9%, from Php11,212 million in 2012 as a result of the increase in the number of subscribers by 74,568, or 8%, to 961,967 subscribers as at December 31, 2013 from 887,399 subscribers as at December 31, 2012. Broadband revenues accounted for 45% of total data and other network service revenues in each of 2013 and 2012.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2013, SWUP had a total subscriber base of 30,302, up by 7,582, or 33%, from 22,720 subscribers in 2012. Leased lines and other data revenues amounted to Php7,649 million in 2013, an increase of Php425 million, or 6%, from Php7,224 million in 2012, primarily due to higher revenues from Metro Ethernet, Diginet and Shops.Work, partially offset by lower internet exchange revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 28% and 29% in 2013 and 2012, respectively.

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

Data Centers

Data centers provide colocation or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php669 million, or 61%, to Php1,768 million in 2013 from Php1,099 million in 2012 mainly due to higher colocation and managed services as a result of the consolidation of IPCDSI in October 2012. The percentage contribution of this service segment to our total data and other network service revenues were 6% and 4% in 2013 and 2012, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues increased by Php412 million, or 24%, to Php2,119 million in 2013 from Php1,707 million in 2012 mainly due to higher outsourcing fees and colocation charges, and the revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2013 and 2012.

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

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2013 and 2012 and the percentage of each expense item to the total:

							Increase (Decrease)
	2013		%	2012(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	13,946	25	Php	13,354	25	Php	592	4
Compensation and employee benefits		12,668	23		13,439	26		(771)	(6)
Interconnection costs		8,196	15		7,623	14		573	8
Repairs and maintenance		5,930	10		5,325	10		605	11
Professional and other contracted services		3,794	7		3,566	7		228	6
Rent		2,794	5		2,374	5		420	18
Selling and promotions		1,860	3		1,786	3		74	4
Cost of sales		1,665	3		1,374	3		291	21
Asset impairment		1,625	3		1,068	2		557	52
Taxes and licenses		1,515	3		1,097	2		418	38
Insurance and security services		762	1		632	1		130	21
Communication, training and travel		546	1		482	1		64	13
Amortization of intangible assets		2	—		—	—		2	100
Other expenses		672	1		656	1		16	2

Total	Php	55,975	100	Php	52,776	100	Php	3,199	6

(1)

The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised IAS 19 – Employee Benefits.

Depreciation and amortization charges increased by Php592 million, or 4%, to Php13,946 million due to higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php771 million, or 6%, to Php12,668 million primarily due to lower MRP costs, net of the retroactive adjustment of the application of the Revised IAS 19 of Php732 million in 2013, and lower provision for LTIP costs, partially offset by higher provision for pension costs an increase in salaries and employee benefits. Employee headcount decreased to 10,219 in 2013 as compared with 10,462 in 2012 mainly due to a decrease in Digitel’s headcount as a result of the MRP.

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

Professional and other contracted service expenses increased by Php228 million, or 6%, to Php3,794 million primarily due to higher contracted service and bill printing fees, partially offset by lower technical service and consultancy fees.

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

Taxes and licenses increased by Php418 million, or 38%, to Php1,515 million as a result of higher municipal licenses and other business-related taxes.

Insurance and security services increased by Php130 million, or 21%, to Php762 million primarily due to higher expenses on office security services, partially offset by lower insurance and bond premiums.

Communication, training and travel expenses increased by Php64 million, or 13%, to Php546 million mainly due to higher local and foreign training and travel, partially offset by a decrease in mailing and courier, and fuel consumption charges.

Amortization of intangible assets amounted to Php2 million in 2013 relating to the amortization of intangible assets related to customer list and licenses in relation to IPCDSI’s acquisition.

Other expenses increased by Php16 million, or 2%, to Php672 million primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2013 and 2012:

					Change
	2013		2012(1)		Amount		%
	(in millions)

Other Income (Expenses):
Gains (losses) on derivative financial instruments – net	Php	523	(Php	1,958)	Php	2,481	127
Interest income		392		713		(321)	(45)
Equity share (losses) in net earnings of associates		(86)		108		(194)	(180)
Foreign exchange gains (losses) – net		(1,503)		863		(2,366)	(274)
Financing costs – net		(3,390)		(4,193)		803	(19)
Other income – net		3,583		2,686		897	33

Total	(Php	481)	(Php	1,781)	Php	1,300	(73)

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

Benefit from Income Tax

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

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2013 and 2012:

					Change
	2013		2012		Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php	2,882	Php	1,508	Php	1,374	91
Foreign exchange gains – net		424		—		424	100
Interest income		249		76		173	228
Gains on derivative financial instruments – net		6		—		6	100
Other income – net		36		2,774		(2,738)	(99)

Total	Php	3,597	Php	4,358	(Php	761)	(17)

Other income decreased by Php761 million, or 17%, to Php3,597 million in 2013 from Php4,358 million in 2012 primarily due to lower other income by Php2,738 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon in 2012 and lower dividend income by Php720 million, partly offset by an increase in equity share in net earnings of associates by Php1,374 million mainly due to the increase in PCEV’s share in the net earnings of Beacon and equity share in the net earnings of Beta, the holding company of SPi Group, where we reinvested approximately US$40 million of the proceeds from the sale of our BPO business in 2013.

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

Plans

We are the largest telecommunications company in the Philippines in terms of revenues and subscribers. We offer the broadest range of telecommunications services among all operators in the Philippines. We intend to reinforce our leading position in network quality and reach while offering a broader range and higher quality of products and services.

Our 2015 estimated consolidated capital expenditures is approximately Php39 billion, of which approximately Php26 billion is estimated to be spent by our wireless segment and approximately Php13 billion is estimated to be spent by our fixed line segment. Our wireless segment’s capital spending is currently anticipated to focus on building out coverage, leveraging the capabilities of newly modernized network and expanding 3G, 4G LTE including its backhaul and wireless broadband networks in order to enhance data transmission capabilities. We also contemplate enhancing network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services, as well as to further expand mainstream services and integration with the PLDT Group core and transmission network to increase penetration, mainly in provincial areas to achieve greater business benefits from a closely synergized environment. Our fixed line segment’s capital spending is currently intended principally to continue the build-out and upgrade of broadband data and IP infrastructures, fixed line data services, expanding transmission network, increasing international bandwidth capacity, and network maintenance.

Our capital expenditure budget includes projects addressing the following objectives:

(1)	Technical Objectives – these include the transformation of service delivery platform of the group in order to realize operating and cost efficiencies, the provision of greater resilience and redundancy for the network, as well as investments in additional cable systems;

(2)	Commercial Objectives – these include the expansion of capacity and footprint of wired and wireless, as well as new platforms to expand service offerings; and

(3)	IT/Support Systems – these include the upgrade of our IT and support systems.

Given the favorable state of our financial position, we expect to fund incremental capital expenditures from both debt and free cash flow.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2014, 2013 and 2012 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2014 and 2013:

	2014		2013		2012
	(in millions)
Cash Flows
Net cash provided by operating activities	Php	66,015	Php	73,763	Php	80,370
Net cash used in investing activities		(51,686)		(21,045)		(39,058)
Capital expenditures		34,759		28,838		36,396
Net cash used in financing activities		(19,897)		(59,813)		(48,628)
Net decrease in cash and cash equivalents		(5,246)		(6,391)		(7,761)

	2014		2013
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	Php	115,399	Php	88,924
Obligations under finance lease		1		6

		115,400		88,930

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year		14,724		15,166
Obligations under finance lease maturing within one year		5		5

		14,729		15,171

Total interest-bearing financial liabilities		130,129		104,101
Total equity attributable to equity holders of PLDT		134,364		137,147

	Php	264,493	Php	241,248

Other Selected Financial Data
Total assets	Php	436,295	Php	399,638
Property, plant and equipment		191,984		192,665
Cash and cash equivalents		26,659		31,905
Short-term investments		643		718

Our consolidated cash and cash equivalents and short-term investments totaled Php27,302 million as at December 31, 2014. Principal sources of consolidated cash and cash equivalents in 2014 were cash flows from operating activities amounting to Php66,015 million, proceeds from availment of long-term debt of Php41,329 million, dividends received of Php1,855 million, net proceeds from maturity and redemption of investment in debt securities of Php1,602 million, interest received of Php582 million and proceeds from disposal of property, plant and equipment of Php253 million. These funds were used principally for: (1) dividend payments of Php39,900 million; (2) capital outlays, including capitalized interest, of Php34,759 million; (3) purchase of investments available for sale of Php19,711 million; (4) debt principal and interest payments of Php15,726 million and Php4,736 million, respectively; (5) settlement of derivative financial instruments of Php596 million; (6) deposit for future PDRs of Php300 million; (7) investment in joint ventures and associates of Php300 million; and (8) payment for acquisition of shares of minority shareholders and investment in subsidiaries – net of cash acquired of Php202 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php32,623 million as at December 31, 2013. Principal sources of consolidated cash and cash equivalents in 2013 were cash flows from operating activities amounting to Php73,763 million, proceeds from availment of long-term debt of Php39,798 million, proceeds from disposal of investments, net of cash of deconsolidated subsidiaries, of Php12,075 million, proceeds from net assets classified as held-for-sale of Php2,298 million, proceeds from disposal of property, plant and equipment of Php1,546 million, net additions to capital expenditures under long-term financing of Php868 miliion, interest received of Php845 million and dividends received of Php438 million. These funds were used principally for: (1) debt principal and interest payments of Php57,033 million and Php4,959 million, respectively; (2) dividend payments of Php37,804 million; (3) capital outlays, including capitalized interest, of Php28,838 million; (4) deposits for PDR subscription of Php5,550 million; (5) net payment for purchase of investment in debt securities of Php2,046 million; and (6) settlements of derivative financial instruments of Php453 million.

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php7,748 million, or 11%, to Php66,015 million in 2014 from Php73,763 million in 2013, primarily due to a lower level of collection of receivables, higher pension contribution and higher corporate taxes paid, partially offset by lower settlement of accounts payable and other liabilities, and higher prepayments.

Our consolidated net cash flows from operating activities decreased by Php6,607 million, or 8%, to Php73,763 million in 2013 from Php80,370 million in 2012, primarily due to higher settlement of accounts payable and other various liabilities, and higher pension contributions, partially offset by higher level of collection of receivables.

Cash flows provided by operating activities of our fixed line business decreased by Php11,724 million, or 39%, to Php18,145 million in 2014 from Php29,869 million in 2013, primarily due to a lower level of collection of accounts receivable and other receivables, higher pension contribution, higher prepayments and lower operating income, partially offset by lower level of settlement of accounts payable. Cash flows provided by operating activities of our wireless business decreased by Php717 million, or 1%, to Php49,884 million in 2014 from Php50,601 million in 2013, primarily due to lower operating income and lower level of collection of outstanding receivables, partially offset by lower level of settlement of accounts payable and other liabilities, and lower pension contribution. Cash flows used in operating activities of our other business amounted to Php1,818 million in 2014 as against cash flows provided by operating activities of Php3,135 million in 2013, primarily due to collection of receivables and lower level of settlement of accounts payable in 2013.

Cash flows from operating activities of our wireless business decreased by Php3,518 million, or 7%, to Php50,601 million in 2013 from Php54,119 million in 2012, primarily due to higher level of settlement of other current liabilities, higher income taxes paid and lower operating income, partially offset by higher level of collection of outstanding receivables and lower level of settlement of accounts payable. Conversely, cash flows provided by operating activities of our fixed line business increased by Php5,467 million, or 22%, to Php29,869 million in 2013 from Php24,402 million in 2012, primarily due to higher operating income and lower settlement of other noncurrent liabilities, partially offset by lower level of collection of receivables and prepayments, higher level of settlement of other liabilities, higher income taxes paid and higher refund of customers’ deposits.

Investing Activities

Consolidated net cash flows used in investing activities increased by Php30,641 million, or 146%, to Php51,686 million in 2014 from Php21,045 million in 2013, primarily due to the combined effects of the following: (1) higher purchase of investments available for sale of Php19,695 million mainly due to our investment in Rocket in 2014 (see related discussion in Other Information); (2) net proceeds from disposal of investments, including sale of Philweb shares, of Php14,370 million in 2013; (3) the increase in capital expenditures by Php5,921 million; (4) higher net proceeds from maturity and redemption of investment in debt securities of Php3,648 million; (5) higher payment for acquisition of shares of minority shareholders and purchase of investment in subsidiaries – net of cash acquired of Php196 million; (6) lower interest received by Php263 million; (7) higher dividends received by Php1,417 million; and (8) a decrease in payment for deposit for future PDRs subscription of Php5,250 million.

Consolidated net cash flows used in investing activities amounted to Php21,045 million in 2013, a decrease of Php18,013 million, or 46%, from Php39,058 million in 2012, primarily due to the combined effects of the following: (1) proceeds from sale of BPO business, net of cash of deconsolidated subsidiaries, of Php12,075 million; (2) lower payment for investment in joint ventures, associates and deposits for PDR subscription by Php3,285 million, and acquisition of subsidiaries and shares of noncontrolling interest by Php1,646 million; (3) the decrease in capital expenditures by Php7,558 million; (4) lower net proceeds from disposal of investments available for sale of Php3,579 million; (5) net payment for purchase of investment in debt securities of Php2,218 million; (6) increase in notes receivable of Php1,224 million; (7) higher proceeds from sale of Philweb shares by Php385 million; and (8) lower dividends received by Php346 million.

Our consolidated capital expenditures, including capitalized interest, in 2014 totaled Php34,759 million, an increase of Php5,921 million, or 21%, as compared with Php28,838 million in 2013, primarily due to Smart Group’s higher capital spending, partially offset by PLDT’s and DMPI’s lower capital spending. PLDT’s capital spending of Php10,697 million in 2014 was principally used to finance the full public switched telephone network migration, aggressive FTTH and NGN roll-out and expansion, outside plant rehabilitation, build and upgrade of various submarine cable facilities, fortification of transport backbone, expansion of access fiber and acquisition of various equipment for installation at customer premises to complement introduction of new products and services. Smart Group’s capital spending of Php22,124 million in 2014 was used primarily to modernize and expand its 3G and 4G cellular and mobile broadband networks, including the roll-out of its LTE network, as well as to purchase additional equipment for installation at customer premises for the fixed wireless broadband business. DMPI’s capital spending of Php917 million in 2014 was intended principally to finance the continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. As at December 31, 2014, we had a total of 26,242 cellular/broadband base stations, including 11,083 active 4G/HSPA+/LTE-base stations. The balance represented other subsidiaries’ capital spending.

Our consolidated capital expenditures, including capitalized interest, in 2013 totaled Php28,838 million, a decrease of Php7,558 million, or 21%, as compared with Php36,396 million in 2012, primarily due to decreases in the Digitel Group’s and Smart Group’s capital spending, partially offset by PLDT’s higher capital spending. PLDT’s capital spending of Php11,302 million in 2013 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart Group’s capital spending of Php16,595 million in 2013 was used primarily to modernize and expand its 2G, 3G and 4G cellular and mobile broadband networks, as well as to purchase additional equipment for installation at customer premises for the fixed wireless broadband business. DMPI’s capital spending of Php500 million in 2013 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in 2014 amounted to Php1,855 million, an increase of Php1,417 million from Php438 million in 2013 primarily from Beacon, Beta and Cignal TV.

Dividends received in 2013 amounted to Php438 million, a decrease of Php346 million, or 44%, as compared with Php784 million in 2012. The dividends received in 2013 were from Beacon and Philweb. The dividends received in 2012 were mostly from Beacon and Philweb.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php19,897 million in 2014, a decrease of Php39,916 million, or 67%, from Php59,813 million in 2013, resulting largely from the combined effects of the following: (1) lower net payments of long-term debt by Php41,307 million; (2) higher proceeds from availment of long-term debt by Php1,531 million; (3) lower interest payment by Php223 million; (4) higher cash dividend payments of Php2,096 million; (5) net reductions to capital expenditures under long-term financing by Php952 million; and (6) settlement of derivative financial instruments of Php143 million.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2014 amounted to Php41,329 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php15,726 million and Php4,736 million, respectively, in 2014.

Our consolidated long-term debt increased by Php26,033 million, or 25%, to Php130,123 million as at December 31, 2014 from Php104,090 million as at December 31, 2013, primarily due to our issuance of Php15 billion fixed rate retail bonds in 2014, drawings from our term loan facilities and the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php44.74 as at December 31, 2014 from Php44.40 as at December 31, 2013, partially offset by debt amortizations and prepayments. As at December 31, 2014, the long-term debt levels of PLDT and Smart increased by 38% and 20%, to Php78,812 million and Php42,730 million, respectively, while DMPI’s long-term debt level decreased by 25%, to Php8,581 million, as compared with December 31, 2013.

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

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014. The amount of Php2,987 million, net of unamortized debt discount, remained outstanding as at December 31, 2014.

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014 and remained outstanding as at December 31, 2014.

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network expansion and improvements. The amount comprises of Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively. The amount of Php14,865 million, net of unamortized debt discount, remained outstanding as at December 31, 2014.

On March 7, 2014, Smart signed a US$100 million term loan facility agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing twelve months after drawdown date, with final installment on March 7, 2019. The loan was partially drawn in the amounts of US$35 million, US$30 million and US$25 million on March 24, 2014, August 1, 2014, and November 24, 2014, respectively. The amount of US$88 million, or Php3,958 million, net of unamortized debt discount, remained outstanding as at December 31, 2014. The amount of US$10 million was fully drawn on March 2, 2015.

On March 26, 2014, Smart signed a Php2,000 million term loan facility agreement with Union Bank of the Philippines, or UBP, to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021. The amount of Php2,000 million was fully drawn on March 28, 2014 and remained outstanding as at December 31, 2014.

On April 2, 2014, PLDT signed a Php1,500 million term loan facility agreement with The Philippine American Life and General Insurance Company, or Philam Life, to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 4, 2024. The amount of Php1,500 million was fully drawn on April 4, 2014 and remained outstanding as at December 31, 2014.

On April 2, 2014, Smart signed a Php500 million term loan facility agreement with Banco de Oro Unibank, Inc. to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021. The amount of Php500 million loan was fully drawn on April 4, 2014 and remained outstanding as at December 31, 2014.

On May 14, 2014, Smart signed a US$50 million term loan facility agreement with Mizuho Bank Ltd., Singapore Branch to finance the capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing eleven months after drawdown date, with final installment on May 14, 2019. The loan was fully drawn on July 1, 2014. The amount of US$49 million, or Php2,207 million, net of unamortized debt discount, remained outstanding as at December 31, 2014.

On May 23, 2014, PLDT signed a Php1,000 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on May 28, 2024. The amount of Php1,000 million was fully drawn on May 28, 2014 and remained outstanding as at December 31, 2014.

On June 9, 2014, PLDT signed a Php1,000 million term loan facility agreement with LBP to finance its capital expenditure requirements. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 13, 2024. The amount of Php1,000 million was fully drawn on June 13, 2014 and remained outstanding as at December 31, 2014.

On July 28, 2014, PLDT signed a Php1,500 million term loan facility with UBP to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on July 31, 2024. The amount of Php1,500 million was fully drawn on July 31, 2014 and remained outstanding as at December 31, 2014.

On August 5, 2014, PLDT signed a US$100 million term loan facility agreement with Philippine National Bank, or PNB, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on August 11, 2020. Two separate drawdowns of US$50 million each were drawn on August 11, 2014 and August 15, 2014. The amount of US$100 million, or Php4,474 million, remained outstanding as at December 31, 2014.

On August 29, 2014, PLDT signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with a semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020. The loan was drawn in full on September 2, 2014. The amount of US$50 million, or Php2,237 million, remained outstanding as at December 31, 2014.

On February 25, 2015, PLDT signed a Php 2,000 million term loan facility with Bank of the Philippine Islands to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on March 24, 2025. The amount of Php2,000 million was fully drawn on March 24, 2015.

On February 26, 2015, PLDT signed a US$200 million term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditure requirements for network expansion and improvement and/or to refinance existing indebtedness proceeds of which were utilized for service improvement and network expansion. The loan is comprised of two tranches: Tranche A amounting to USf$150 million which carries a floating interest rate and Tranche B amounting to US$50 which carries a floating interest rate on the first year and a fixed interest rate on the second year until maturity of the loan. Both tranches are payable over seven years commencing on the date which falls 36 months after the date of the agreement, with semi-annual amortizations of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% of the loan amount starting on the third repayment date. The amount of US$50 million for Tranche B was drawn on March 5, 2015.

On March 4, 2015, Smart signed a US$200 million term loan facility agreement with Mizuho Bank Ltd., to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing 12 months after agreement date, with final installment on March 4, 2020. The amount of US$100 million was partially drawn on March 23, 2015.

Approximately Php64,261 million principal amount of our consolidated outstanding long-term debt as at December 31, 2014 is scheduled to mature over the period from 2015 to 2018. Of this amount, Php31,120 million is attributable to PLDT, Php25,969 million to Smart and Php7,172 million to DMPI.

For further details on our long-term debt, see Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Debt Covenants

As a result of the acquisition of Digitel, PLDT assumed the obligations of JGSHI as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at December 31, 2014, the outstanding balance of DMPI loans covered by PLDT guarantees is Php8,581 million. There were no outstanding Digitel loans covered by PLDT guarantees as at December 31, 2014.

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

As at December 31, 2014, we were in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2014 and 2013:

	Date		Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
				(in millions, except per share amount)
2014
Common
Regular Dividend	August 5, 2014	August 28, 2014	September 26, 2014	Php	69.00	Php	14,908
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015		61.00		13,179
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015		26.00		5,618

							33,705
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various		—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		—
Voting Preferred Stock	Various	Various	Various				10

Charged to Retained Earnings						Php	33,764

2013
Common
Regular Dividend	August 7, 2013	August 30, 2013	September 27, 2013		63.00		13,611
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014		62.00		13,395
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014		54.00		11,667

							38,673
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various		—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		—
Voting Preferred Stock	Various	Various	Various				10

Charged to Retained Earnings						Php	38,732

(1)	Dividends are declared based on total amount paid up.

See “Item 3 – Key Information – Dividends Declared” and “ – Dividends Paid” and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB+	Stable
	ASEAN regional scale	axA+

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	A-	Stable
	National Long-term Rating	AAA(ph1)	Stable

CRISP	Issuer rating	AAA	Stable

On May 9, 2014, S&P upgraded our long-term foreign issuer credit rating to “BBB+” from “BBB”, with a stable outlook. On the S&P Asean regional scale, PLDT’s rating improved to “aXA+” from “aXA”.

On October 17, 2014, Fitch affirmed PLDT’s long-term foreign and local currency issuer default ratings at “BBB” and “A-”, respectively. These ratings are considered “investment grade”. Also, our national long-term rating has been affirmed at “AAA(phl), as well as our senior notes at “BBB”. The outlook is stable. The ratings reflect PLDT’s market leadership position in the Philippine telecommunications industry across the wireless, fixed line and broadband segments.

On March 5, 2014, Moody’s affirmed PLDT’s foreign currency bond rating and local currency issuer rating at “Baa2”. Both ratings are considered “investment grade.” The outlook in both ratings is stable.

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale. CRISP cited PLDT’s dominant market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, is not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments in 2014 amounted to Php39,900 million as compared with Php37,804 million paid to shareholders in 2013.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2014 and 2013:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in million)
December 31, 2014
Debt(1):	Php	157,607	Php	575	Php	71,798	Php	27,100	Php	58,134
Principal		130,634		377		57,918		21,107		51,232
Interest		26,973		198		13,880		5,993		6,902
Lease obligations:		18,190		9,446		4,302		2,132		2,310
Operating lease		18,184		9,446		4,296		2,132		2,310
Finance lease		6		—		6		—		—
Unconditional purchase obligations(2)		211		72		45		45		49
Other obligations:		122,486		98,452		17,073		5,160		1,801
Derivative financial liabilities(3):		2,057		131		1,926		—		—
Long-term currency swap		1,712		—		1,712		—		—
Interest rate swap		345		131		214		—		—
Various trade and other obligations:		120,429		98,321		15,147		5,160		1,801
Suppliers and contractors		55,288		35,857		14,356		5,075		—

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in million)
Utilities and related expenses		35,049		35,021		6		5		17
Employee benefits		8,234		8,234		—		—		—
Liability from redemption of preferred shares		7,922		7,922		—		—		—
Carriers and other customers		2,799		2,799		—		—		—
Customers’ deposits		2,438		—		574		80		1,784
Dividends		1,070		1,070		—		—		—
Others		7,629		7,418		211		—		—

Total contractual obligations		298,494		108,545		93,218		34,437		62,294

December 31, 2013
Debt(1):		123,623		2,774		48,824		35,908		36,117
Principal		104,472		2,576		37,822		31,549		32,525
Interest		19,151		198		11,002		4,359		3,592
Lease obligations:		14,574		7,711		3,198		2,016		1,649
Operating lease		14,562		7,710		3,187		2,016		1,649
Finance lease		12		1		11		—		—
Unconditional purchase obligations(2)		231		66		44		44		77
Other obligations:		109,405		84,869		14,841		7,627		2,068
Derivative financial liabilities(3):		2,274		92		923		1,259		—
Long-term currency swap		2,086		—		833		1,253		—
Interest rate swap		188		92		90		6		—
Various trade and other obligations:		107,131		84,777		13,918		6,368		2,068
Suppliers and contractors		49,314		29,799		13,183		6,332		—
Utilities and related expenses		31,576		31,483		68		5		20
Liability from redemption of preferred shares		7,952		7,952		—		—		—
Employee benefits		5,350		5,350		—		—		—
Customers’ deposits		2,545		—		466		31		2,048
Carriers and other customers		2,264		2,264		—		—		—
Dividends		932		932		—		—		—
Others		7,198		6,997		201		—		—

Total contractual obligations	Php	247,833	Php	95,420	Php	66,907	Php	45,595	Php	39,911

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement, or ATPA, between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2014 and 2013, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php32 million and Php20 million as at December 31, 2014 and 2013, respectively. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2014 and 2013 was 4.1% and 2.9%, respectively. Moving forward, we currently expect inflation to remain low, which may have an impact on our operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks – Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on our business.

Item 6.	Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The Board is principally responsible for PLDT’s overall direction and governance. PLDT’s Articles of Incorporation provide for 13 members of the Board, who shall be elected by the stockholders. At present, three of PLDT’s 13 directors are independent directors. The Board holds office for a one year period and until their successors are elected, and are qualified in accordance with the By-Laws.

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at January 31, 2015 are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	68	November 24, 1998 to present
Napoleon L. Nazareno	65	November 24, 1998 to present
Helen Y. Dee	70	June 18, 1986 to present
Ray C. Espinosa	58	November 24, 1998 to present
James L. Go	75	November 3, 2011 to present
Setsuya Kimura	57	July 5, 2011 to present
Hideaki Ozaki	49	December 6, 2011 to present
Ret. Chief Justice Artemio V. Panganiban(1)	78	April 23, 2013 to present
Pedro E. Roxas(1)	58	March 1, 2001 to present
Juan B. Santos	76	January 25, 2011 to present
Tony Tan Caktiong	62	July 8, 2008 to present
Alfred V. Ty(1)	47	June 13, 2006 to present
Ma. Lourdes C. Rausa-Chan	61	March 29, 2011 to present

(1)	Independent Director.

The name, age, position and period of service of the key officers and all other officers of PLDT as at January 31, 2015 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Executive Officers:
Manuel V. Pangilinan	68	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	65	President and CEO	February 19, 2004 to present
		President and CEO of Smart	January 2000 to present
Ernesto R. Alberto	53	Executive Vice President	January 1, 2012 to present
		Enterprise, International and Carrier Business Head	September 16, 2011 to present
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
Isaias P. Fermin	46	Executive Vice President	January 1, 2012 to present
		HOME Business Head	January 1, 2012 to present
Ray C. Espinosa	58	Regulatory Affairs and Policies Head	March 4, 2008 to present
Ma. Lourdes C. Rausa-Chan	61	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to present
		Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	54	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to present
		Chief Financial Officer of Smart	December 1, 2005 to present
Rene G. Bañez	59	Senior Vice President	January 25, 2005 to present
		Supply Chain, Asset Protection and Management Head	January 1, 2008 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008

Name	Age	Position(s)	Period during which individual has served as such
Jun R. Florencio	58	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.	51	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business Transformation Office Head	August 1, 2010 to present
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
Claro Carmelo P. Ramirez(1)	54	Senior Vice President	July 1, 1999 to December 31, 2014
		Office of the President and CEO	January 1, 2008 to December 31, 2014
		Seconded to MediaQuest
		Consumer Affairs Group Head	December 5, 2005 to December 31, 2007
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Retail Business Head	February 1, 2003 to June 15, 2004
Alejandro O. Caeg	54	Senior Vice President	January 1, 2012 to present
		International and Carrier Business Head	March 1, 2009 to present
June Cheryl A. Cabal-Revilla	41	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006

All Other Officers:
Florentino D. Mabasa, Jr.	56	First Vice President	February 19, 2004 to present
Emiliano R. Tanchico, Jr.	58	First Vice President	May 8, 2001 to present
Ricardo M. Sison	53	First Vice President	February 26, 2002 to present
Miguela F. Villanueva	63	First Vice President	January 31, 2003 to present
Cesar M. Enriquez	62	First Vice President	February 19, 2004 to present
Alfredo B. Carrera	60	First Vice President	February 27, 2006 to present
Leo I. Posadas	48	First Vice President	March 6, 2007 to present
Katrina L. Abelarde	39	First Vice President	March 5, 2013 to present
Anna Isabel V. Bengzon	42	First Vice President	March 5, 2013 to present
Juan Victor I. Hernandez	41	First Vice President	March 5, 2013 to present
Melissa V. Vergel De Dios	51	First Vice President	March 5, 2013 to present
Martin T. Rio	54	First Vice President	October 22, 2012 up to present
Jesus M. Tañedo	63	Vice President	January 1, 2001 to present
Ricardo C. Rodriguez	56	Vice President	February 26, 2002 to present
Rebecca Jeanine R. de Guzman(2)	52	Vice President	March 1, 2003 to March 16, 2015
Emeraldo L. Hernandez	57	Vice President	February 19, 2004 to present
Joseph Nelson M. Ladaban	49	Vice President	February 19, 2004 to present
Genaro C. Sanchez	52	Vice President	January 25, 2005 to present
Jose A. Apelo	56	Vice President	June 14, 2005 to present
Ma. Josefina T. Gorres	51	Vice President	June 14, 2005 to present
Elisa B. Gesalta	56	Vice President	February 27, 2006 to present
Ma. Criselda B. Guhit	52	Vice President	February 27, 2006 to present
Oliver Carlos G. Odulio	44	Vice President	March 6, 2007 to present
Ana Maria A. Sotto	56	Vice President	March 6, 2007 to present
Julieta S. Tañeca	55	Vice President	March 6, 2007 to present
Marco Alejandro T. Borlongan	47	Vice President	September 14, 2007 to present
Rafael M. Bejar	57	Vice President	March 3, 2009 to present
Renato L. Castañeda	63	Vice President	March 3, 2009 to present
Alexander S. Kibanoff	51	Vice President	March 3, 2009 to present
Javier C. Lagdameo	50	Vice President	March 3, 2009 to present
Alona S. Dingle	41	Vice President	March 26, 2010 to present

Name	Age	Position(s)	Period during which individual has served as such
Gil Samson D. Garcia	43	Vice President	March 26, 2010 to present
Luis Ignacio A. Lopa	55	Vice President	March 26, 2010 to present
Marven S. Jardiel	47	Vice President	March 26, 2010 to present
Victor Y. Tria	45	Vice President	March 26, 2010 to present
Margarito G. Dujali, Jr.	40	Vice President	August 31, 2010 to present
Patrick S. Tang	41	Vice President	August 31, 2010 to present
Albert Mitchell L. Locsin	44	Vice President	June 1, 2011 to present
Raul S. Alvarez	64	Vice President	March 5, 2013 to present
Joselito S. Limjap	52	Vice President	March 5, 2013 to present
Ma. Carmela F. Luque	46	Vice President	March 5, 2013 to present
Walter M. Gaffud	39	Vice President	May 1, 2013 to present
Joseph Ian G. Gendrano	38	Vice President	May 1, 2013 to present
John John R. Gonzales	46	Vice President	June 1, 2013 to present
Princesita P. Katigbak	48	Vice President	May 6, 2014 to present
Aileen D. Regio	44	Vice President	May 6, 2014 to present
Gerardo Jose. V. Castro	53	Vice President	September 30, 2014 to present
Gene S. De Guzman	53	Vice President	September 30, 2014 to present
Paolo Jose C. Lopez	44	Vice President	January 27, 2015 to present

(1)	Separated from service on December 31, 2014.
(2)	Separated from service effective on March 16, 2015.

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 68 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT. He also serves as Chairman of Metro Pacific Investments Corporation (“MPIC”), Manila Electric Company (“Meralco”) and Philex Mining Corporation, all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart Communications, Inc. (“Smart”), Beacon Electric Asset Holdings Inc. (“Beacon”), Manila North Tollways Corporation, Maynilad Water Services Corporation (“Maynilad”), Landco Pacific Corporation, Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated. He is also the Chairman of MediaQuest Holdings Inc. (“MediaQuest”), TV Network Inc. (“TV5”) and PLDT-Smart Foundation, Inc.

Mr. Pangilinan founded First Pacific Company Limited (“First Pacific”), a Hongkong Stock Exchange-listed company, in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as Chief Executive Officer and Managing Director. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and the Hong Kong Bayanihan Trust, a non-stock, non-profit foundation which provides vocational, social and cultural activities for Hongkong’s foreign domestic helpers. In February 2007, he was named the President of the Samahang Basketbol Ng Pilipinas, a national sports association for basketball. In January 2009, he assumed the chairmanship of the Amateur Boxing Association of the Philippines, a governing body of the amateur boxers in the country. He is a Co-Chairman of the Philippine Disaster Recovery Foundation, Incorporated (PDRF), a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the newly organized US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture. He is the Chairman of Philippine Business for Social Progress, a social action organization made up of the country’s largest corporations, Vice Chairman of the Foundation for Crime Prevention, a private sector group organized to assist the government with crime prevention, a member of the Board of Trustees of Caritas Manila and Radio Veritas-Global Broadcasting Systems, Inc., a former Commissioner of the Pasig Rehabilitation Commission, and a former Governor of the Philippine Stock Exchange.

Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) for International Finance (1983), the Presidential Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Man of the Year by Biz News Asia (2005), Management Man of the Year by the Management Association of the Philippines (2005), Order of Lakandula (Rank of a Komandante) in recognition of his contributions to the country by the Office of the President of the Republic of the Philippines (2006), Business Icon Gold Award for having greatly contributed to the Philippine economy through achievements in business and society by Biz News Asia magazine (2008), Global Filipino Executive of the Year for 2010 by Asia CEO Awards, Philippines Best CEO for 2012 by Finance Asia, Sports Patron of the Year for his invaluable contributions to the Philippine Sports (2010) and Executive of the Year (2013) by the Philippine Sportswriters Association or PSA.

Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance & Commerce at the University of Pennsylvania. He was conferred a Doctor of Humanities Degree (Honoris Causa) by the San Beda College (2002), Xavier University (2007), Holy Angel University (2009) and Far Eastern University (2010).

Mr. Napoleon L. Nazareno, 65 years old, has been a director of PLDT since November 24, 1998 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He has served as President and Chief Executive Officer of PLDT since his appointment on February 19, 2004 and is concurrently the President and Chief Executive Officer of Smart since January 2000. He also serves as Chairman of several subsidiaries of PLDT and Smart including PLDT Communications and Energy Ventures, Inc. (“PCEV”), Smart Broadband, Inc., Smart e-Money, Inc., Connectivity Unlimited Resources Enterprises, Inc. I-CONTACTS Corporation, ePLDT, Inc. (“ePLDT”), Mabuhay Investments Corporation (“Mabuhay Investments”), ACeS Philippines Cellular Corporation (“ACeS Philippines”), Digital Telecommunications Phils, Inc. (“Digitel”) Digitel Mobile Phils, Inc. (“Digitel Mobile”), PLDT Global Investments Holdings, Inc. and PLDT Global Corporation (“PLDT Global”). His other directorships include Meralco, a PSE-listed company, Meralco Powergen Corporation, Cignal TV, Inc. (Cignal) and Rufino Pacific Tower Condominium Corporation. He is a non-executive director of First Pacific, a Hongkong Stock Exchange-listed company, and a Supervisory Board Member of Rocket Internet AG, a company which provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.

Mr. Nazareno’s business experience spans several countries in over 30 years and his exposure cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last 14 years, telecommunications and information technology. In 1981, he started a successful career in the international firm Akerlund & Rausing, occupying senior management to top level positions and, in 1989, became the President and Chief Executive Officer of Akerlund & Rausing (Phils.), Inc. In August 1995, he moved to Metro Pacific Corporation where he served as President and Chief Executive Officer until December 1999.

Mr. Nazareno is also the Chairman of the Board of Trustees and Governors of Asian Institute of Management, the President and Trustee of First Pacific Leadership Academy, a trustee of Ideaspace and Philippine Disaster Recovery Foundation, Inc., a director of Operation Smile and a member of Analitika. He was a board member of the GSM Association Worldwide from November 2004 to November 2012 and Wholesale Applications Community from July 2010 to 2012. He was appointed to the Private Sector Advisory Board of the Commission on Information and Communications Technology under the Office of the President of the Philippines in February 2006. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney, was awarded the Telecom CEO of the Year at the 15th Telecoms Asia Awards, an influential Asian telecommunications industry magazine in Bangkok, and was cited as “Best Telecom CEO in Asia 2013” by the All-Asia Executive Team Survey conducted by the New York-based Institutional Investor.

Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management, completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France, and was conferred a Doctor of Technology Degree (Honoris Causa) by the University of San Carlos.

Ms. Helen Y. Dee, 70 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson or a director of EEI Corporation, National Reinsurance Corporation of the Philippines, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation and Seafront Resources Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses. She is also the President and/or Chief Executive Officer of Hydee Management and Resource Corp., Moira Management, Inc., Tameena Resources, Inc., YGC Corporate Services, Inc., Financial Brokers Insurance Agency, Inc., GPL Holdings, Inc. and Mijo Holdings, Inc., the Vice President of A. T. Yuchengco, Inc., and the Treasurer of Business Harmony Realty, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 58 years old, has been a director of PLDT since November 24, 1998, the Head of Regulatory Affairs and Policies of PLDT since March 2008, and General Counsel of Meralco since 2009. In June 2013, he joined First Pacific and was appointed as First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines. Atty. Espinosa is also a director of Meralco, Metro Pacific Investments Corporation and Roxas Holdings, Inc., and an independent director and Chairman of the Audit Committee of Lepanto Consolidated Mining Company, which are PSE-listed companies. He is the Chairman of PhilStar Group of Companies, Business World Publication Corporation, a director and Corporate Secretary of Philippine Telecommunications Investment Corporation, a director of Metro Pacific Resources, Inc. and BTF Holdings, Inc. and a trustee of the Beneficial Trust Fund of PLDT and PLDT-Smart Foundation, Inc.

Atty. Espinosa served as President & CEO of MediaQuest,TV5 Network, Inc. and Cignal TV, Inc. until May 2013 and prior thereto, was the President & CEO of ePLDT and its subsidiaries until April 2010.

Atty. Espinosa has a Master of Laws degree from the University of Michigan Law School and is a member of the Integrated Bar of the Philippines. He was a partner at Sycip Salazar Hernandez & Gatmaitan from 1982 to 2000, and a foreign associate at Covington and Burling (Washington, D. C., USA) from 1987 to 1988.

Mr. James L. Go, 75 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy Committee and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. and Oriental Petroleum and Minerals Corporation, the Chairman of Universal Robina Corporation and Robinsons Land Corporation, the Vice Chairman and Deputy Chief Executive Officer of Robinsons Retail Holdings, Inc., which are PSE-listed companies. He is also the Chairman of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of Cebu Air, Inc., CFC Corporation, United Industrial Corporation, Marina Center Holdings Private Limited, Inc. and Hotel Marina City Private Limited. He is also the President and Trustee of the Gokongwei Brothers Foundation. He was the Vice Chairman, President and Chief Executive Officer of Digitel until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Setsuya Kimura, 57 years old, has been a director of PLDT since July 5, 2011. He is a member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees, and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Director of Network Department of NTT DoCoMo, Inc. He served as Regional CEO, Asia Pacific of NTT Communications and President & CEO of NTT Singapore Pte Ltd from 2007 to 2009, and as President & CEO of NTT Communications (Thailand) Co. Ltd from 2003 to 2007. Prior to that, he occupied various management positions in Nippon Telephone and Telegraph Company. Mr. Kimura obtained his Bachelor’s Degree in Civil Engineering from Hokkaido University.

Mr. Hideaki Ozaki, 49 years old, has been a director of PLDT since December 6, 2011. He is the Vice President of Corporate Planning and Carrier Relations, Global Business of NTT Communications Corporation (“NTT Com”), a company which provides telecommunication and ICT services such as Global Network, Data Centre, Cloud Services inside and outside of Japan. He served as part-time Director of NTT Communications Philippines from July 2009 to February 2012. Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Com since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

Hon. Artemio V. Panganiban, 78 years old, has been an independent director of PLDT since April 23, 2013 and an independent member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT since May 7, 2013. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, Bank of the Philippine Islands, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies. He also holds directorships in Metro Pacific Tollways Corporation and Tollways Management Corporation. He is the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, a trustee of Claudio Teehankee Foundation, Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., President of the Manila Metropolitan Cathedral-Basilica Foundation, Chairman of the Board of Advisers of Metrobank Foundation, Inc., Asian Institute of Management Ramon V. Del Rosario, Sr. C.V. Starr Center for Corporate Governance and University of Asia and the Pacific College of Law, member of the Board of Advisers of De La Salle University College of Law and Johann Strauss Society, member of the Advisory Board of World Bank (Philippines), senior adviser of the Metropolitan Bank and Trust Company and V. Mapa Falcon Honor Society, adviser of Double Dragon Properties Corp., member of the Philippine National Committee of the Asean Law Association, and a column writer of the Philippine Daily Inquirer.

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

Hon. Panganiban obtained his Bachelor of Laws Degree (Cum Laude) from the Far Eastern University in 1960, and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Mr. Pedro E. Roxas, 58 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit Committee and serves as an independent member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Roxas Holdings, Inc. , Executive Chairman and President/CEO of Roxas and Company, Inc., and an independent director of Meralco and BDO Private Bank, which are reporting or PSE-listed companies. He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc. and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President). Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Juan B. Santos, 76 years old, has been a director of PLDT since January 25, 2011. He is the Chairman of Social Security Commission/Social Security System, and a member of the Board of Directors of Alaska Milk Corporation, First Philippine Holdings Corporation and Philex Mining Corporation, which are PSE-listed companies. He is also a member of the Board of Directors of Philippine Investment Management (PHINMA), Inc., Sun Life Grepa Financial, Inc., a member of the Board of Advisors of Coca-Cola FEMSA Asia Division, East-West Seeds Company., Inc., a trustee of Ramon Magsaysay Award Foundation and St. Luke’s Medical Center, and a consultant of the Marsman-Drysdale Group of Companies.

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

Mr. Tony Tan Caktiong, 62 years old, has been a director of PLDT since July 8, 2008. He is the Chairman and Chief Executive Officer of Jollibee Foods Corporation, a PSE-listed company and a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is an independent director of First Gen Corporation, a PSE-listed company, and a member of the Board of Trustees of Jollibee Group Foundation, Temasek Foundation and St. Luke’s Medical Center. Mr. Tan Caktiong obtained his Bachelor of Science Degree in Chemical Engineering from University of Santo Tomas and honed his business skills by attending various courses and seminars in several educational institutions including, among others, the Asian Institute of Management, Stanford University (Singapore) and Harvard University.

Mr. Alfred V. Ty, 47 years old, has been an independent director of PLDT since June 13, 2006. He serves as an independent member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Vice Chairman of GT Capital Holdings, Inc. and the Corporate Secretary of Metropolitan Bank and Trust Company, both of which are PSE-listed companies. He is also the Vice Chairman of Toyota Motor Philippines Corporation, the President of Federal Land, Inc., the Chairman of Lexus Manila, Inc. and Bonifacio Landmark Realty & Development Corporation, a director of Global Business Power Corp. and Cathay International Resources, Inc., a trustee of Metrobank Foundation, Inc., Norberto Tytana Foundation and GT-Metro Foundation, Inc. He is a Honorary Consul of the Consulate of Uruguay. Mr. Ty received his Bachelor of Science Degree in Business Administration from the University of Southern California.

Atty. Ma. Lourdes C. Rausa-Chan, 61 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She is a director of ePLDT and PLDT Global Investments Holdings, Inc. and also serves as Corporate Secretary of several subsidiaries of PLDT, PCEV, PLDT-Smart Foundation Inc. and Philippine Disaster Recovery Foundation, Inc. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Ernesto R. Alberto, 53 years old, was appointed as Enterprise, International and Carrier Business Head in September 2011. Prior to that, he was the Customer Sales and Marketing Group Head since February 2008. He leads all revenue generation relationship initiatives of the Enterprise and International and Carrier Business, including product/market development, product management, marketing, sales and distribution, and customer relationship management. He is the Chairman and President of Telesat, Inc., the President and CEO of ePLDT, the Chairman of ABM Solutions, Inc., Acasia, Bonifacio Communications Corporation (“Bonifacio Communications”), ePDS, Inc., iPlus Intelligent Network, Inc., PLDT Clark Telecom, Inc. (“PLDT ClarkTel”), PLDT Subic Telecom, Inc., (“PLDT SubicTel”) and Smart-NTT Multimedia, Inc., a director of Asean Telecoms Holdings, Mabuhay Investments, PLDT Global Corporation (Philippines and Malaysia), PLDT-Philcom, Inc. (“PLDT-Philcom”), PLDT-Maratel, Inc. (“PLDT Maratel”) and IP Converge Data Services, Inc. Mr. Alberto has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia and the Pacific.

Mr. Isaias P. Fermin, 46 years old, was designated, on January 1, 2012, as Executive Vice President and Head of Home Business of the PLDT Group. He is responsible for delivering revenue and profit growth for the Home Business through a much defined brand positioning that consistently engages the consumer in all touch points, a balanced product portfolio that propels both subscriber and ARPU growth and introduction of a new line of products and services that significantly improves the consumer use experience. Concurrently, he is the Chairman of the Board of Directors PLDT Philcom and PLDT Maratel, the Chief Operating Officer of Digitel and a director of PLDT Global Corporation. Mr. Fermin has over 20 years of experience covering general management, consumer marketing, wholesale and retail sales, and retail store management gained from leading fast moving consumer group companies locally and globally. Prior to joining the PLDT Group, he was the President of Greenwich Food Corporation and Chowking Food Corporation of the Jollibee Foods Corporation from 2008 to 2011. He also served as Country Director of Nike Philippines from 2006 – 2008 and handled various posts in Unilever- Bestfoods from 1998 to 2005 as senior executive for sales, marketing, media and innovation process management. Mr. Fermin obtained his Bachelor of Science Degree in Chemical Engineering from the University of the Philippines.

Ms. Anabelle L. Chua, 54 years old, Treasurer and Corporate Finance and Treasury Head, concurrently holds the position of Chief Financial Officer of Smart since 2006 and of Digitel Mobile since August 2013. She holds directorships in Philippine Telecommunications Investment Corporation, Smart, Digitel and Beacon Electric and several subsidiaries of PLDT, Smart and Digitel including ePLDT, Digitel Mobile, Aces Philippines, Mabuhay Investments, PLDT Global, PLDT Global Investments, PLDT Digital Investments Pte Ltd., PCEV, Smart Broadband, Inc., Smart e-Money, Inc., Voyager Innovations, Inc. and Chikka Holdings Limited. She is a member of the Board of Directors of Philippine Stock Exchange and Securities Clearing Corporation of the Philippines and the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund, a director and Chief Financial Officer of MediaQuest and several subsidiaries of MediaQuest, and a member of the Finance and Audit Committees of the Board of Directors of Meralco. Ms. Chua has over 20 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. Ms. Chua graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Rene G. Bañez, 59 years old, Supply Chain, Asset Protection and Management Group Head, was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Support Services and Tax Management Group Head of PLDT from January 1999 to January 2001. He is director of FEP Printing Corp., Meralco Industrial Engineering Services Corp., PLDT ClarkTel, PLDT SubicTel, PLDT Maratel and PLDT Philcom. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for three years until December 1998. He obtained his Bachelor of Laws Degree from the Ateneo de Manila University.

Mr. Alejandro O. Caeg, 54 years old, is the President and CEO of PLDT Global Corporation and concurrently the Head of PLDT, Smart, Digitel and Sun International & Carrier Business. He is Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and is currently Conexus Chairman until 2014. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008. He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998). He also served as President and Chief Executive Officer of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Mr. Jun R. Florencio, 58 years old, Internal Audit and Fraud Risk Management Head, handles the overall coordination of the internal audit function of the PLDT group of companies and is in-charge of the fraud risk management function of the PLDT Fixed Line business. He has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management, and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999 as Head of Financial Management Sector. He held various positions in the finance organization of another telecommunications company prior to joining Smart. Mr. Florencio obtained his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.

Mr. Menardo G. Jimenez, Jr., 51 years old, Human Resources Group Head, and concurrently Fixed Line Business Transformation Office Head, was Revenue Team Head of the Business Transformation Office from January 2008 to July 2010, the Retail Business Head of PLDT from June 2004 to December 31, 2007 and, prior to that, the Corporate Communications and Public Affairs Head. His directorships include Smart, Telesat, Inc., Smart-NTT Multimedia, Inc., PLDT-Philcom, PLDT Maratel, PLDT ClarkTel and PLDT SubicTel. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez obtained his AB Economics Degree from the University of the Philippines.

Ms. June Cheryl A. Cabal-Revilla, 41 years old, Controller and Financial Reporting and Controllership Head, is also a director and/or the Chief Financial Officer/Treasurer of several subsidiaries of PLDT including PLDT ClarkTel, PLDT SubicTel, PLDT-Philcom, PLDT-Maratel, Digitel, ePLDT, Telesat, Inc., Mabuhay Investments, PLDT-SNMI, Pilipinas Global Network, Pacific Global One Aviation and PLDT Global Corporation, among others. She is also the Chief Financial Officer of Cignal TV, Inc., Treasurer of PLDT-Smart Foundation and the Philippine Disaster Recovery Foundation, Comptroller of First Pacific Leadership Academy Foundation and the President of Tahanan Mutual Building and Loan Association. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of SyCip Gorres Velayo & Co., or SGV. Ms. Cabal-Revilla obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management.

Mr. Christopher H. Young, 57 years old, is our Chief Financial Advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as Finance Director, a position he held until he joined us in November 1998.

The following is a brief description of the business experience of the other members of senior management of PLDT as at January 31, 2015:

Mr. Orlando B. Vea, 65 years old, is a director of Smart and its Chief Wireless Advisor since January 2008. He is one of the founders of Smart and served as its President and Chief Executive Officer from February 1991 until December 1999. He also currently serves as a member of the Advisory Board of PLDT, and is a director and the President of PCEV, Digitel Mobile Phils., Inc., Voyager Innovations, Inc., Smart e-Money, Inc., Smart Broadband, Inc. and Primeworld Digital Systems, Inc. His other directorships include, among others, Connectivity Unlimited Resources Enterprises, Inc., Chikka Phils., Inc., Wolfac Mobile, Inc., I-CONTACTS Corporation, IdeaSpace Foundation, Inc., Businessworld Publishing Corp., Morphlabs, Inc. and Kalayaan College, Inc.

Mr. Vea has received several awards including Most Outstanding U.P. Alumnus 2008 for Entrepreneurship and Employment Generation (Centennial Year), Outstanding Filipino Achiever in the field of Science and Technology, PhilDev USA Forum 2010, Outstanding Entrepreneur IT Technology, GO NEGOSYO 2006 and Most Outstanding Alumnus – UP School of Economics 2015.

Mr. Vea has over 20 years of exposure in the telecommunications industry and extensive experience in the wireless and multimedia businesses. He graduated cum laude from the University of the Philippines with a Bachelor of Arts Degree in Economics.

Mr. Charles A. Lim, 53 years old, is the Executive Vice President and Head for Consumer Wireless Business of Smart. Concurrently, he is also the Chief Operating Officer of Digitel Mobile which carries the brand Sun Cellular. Prior to the acquisition of Digitel by PLDT, Mr. Lim was Business Unit CEO for the Landline and Cellular business of Digitel. He was previously the Strategic Business Unit Head for Mobile Communications of Globe Telecom Inc. before joining Digitel. He was also the Director for Brand Marketing Greater China of CocaCola China Limited Hongkong and the Business Unit Head Van den Bergh Foods of Unilever Philippines Illc. He obtained his Bachelor of Science Degree in Business Management from Ateneo de Manila University.

Mr. Emmanuel Ramon C. Lorenzana, 49 years old, Executive Vice President, is the Head of the Multi Media Office of the PLDT Group, which is tasked with coordinating a multi- media/multi-screen strategy for the PLDT Group. He is concurrently the President and CEO of Mediaquest and several of its subsidiaries including, among others, TV5 Network, Inc., Cignal TV, Inc., TV5 International and Media5 Marketing Corporation. From January 2012 to May 2013, he served as the Head of the Individual Business of Smart (Wireless Business) and was responsible for driving the commercial objectives and directions for the Wireless Business and establishing the Brand DNA, providing over-all directions, and creating a consumer/market-driven organization. He headed and defined the strategies for the functions of brand management, product marketing, product research and development, sales and aftersales, and strategic business support units focusing on customer experience, analytics, digital media, and all customer touchpoints including credit and payment systems. Prior to joining the PLDT Group, he was the President and Chief Operating Officer of NutriAsia Group, makers of leading food brands, since November 2008. He was the Chairman and Managing Director of Unilever Malaysia and Singapore from 2007 until October 2008 and held leadership positions in several Unilever companies including Unilever Philippines Home and Personal Care, as Managing Director from 2004 to 2007 and as Business Planning and Trade Marketing Director of Unilever Philippines from 2000 to 2001, Unilever Oral Care Category, Jakarta, Indonesia, as Vice President Asia and Africa from 2001 to 2004 and Unilever Shanghai Toothpaste Company, Shanghai, China, as Consumer and Trade Marketing Director from 1997 to 1999. Mr. Lorenzana obtained his Bachelor of Science Degree in Chemical Engineering from the University of the Philippines and attended various Executive Programs at the Massachusetts Institute of Technology in Boston, Kellog School of Management in Chicago, and Ashridge Management School in London.

Below is a list of directorships in other private and public companies of the director named below. All directoships of our other directors are included in their respective biographies in the preceding pages.

Name of Director	Names of Companies
	Public	Private

Helen Y. Dee

EEI Corporation (Regular Director)

House of Investments

(Regular Director/Chairman)

National Reinsurance Corporation of the Philippines (Regular Director/Chairman)

Petro Energy Resources Corporation (Regular Director/Chairman)

Rizal Commercial Banking Corporation (Regular Director/Chairman)

Seafront Resources Corporation (Regular Director/Chairman)

AY Holdings, Inc. (Regular Director)

ET Yuchengco, Inc. (Regular Director)

GPL Holdings, Inc. (Regular Director)

Financial Brokers Insurance Agency, Inc. (Regular Director/Chairman)

Hi-Eisai Pharmaceuticals, Inc. (Regular Director/Chairman)

Honda Cars, Kaloocan (Regular Director)

Honda Cars Philippines, Inc. (Regular Director)

Hydee Management & Resource Corp. (Regular Director/Chairman)

iPeople, Inc (Regular Director)

Isuzu Philippines, Inc. (Regular Director)

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luisita Industrial Park Corporation (Regular Director)

Maibarara Geothermal, Inc. (Regular Director/Chairman)

Malayan Insurance Company (Regular Director/Chairman)

Malayan High School of Science, Inc (Regular Director/Chairman)

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

Petrowind Energy, Inc. (Regular Director/Chairman)

Philippine Integrated Advertising Agency, Inc. (Regular Director)

RCBC Forex Brokers Corp (Regular Director)

RCBC Leasing & Finance Corp (Regular Director/Chairman)

RCBC Realty Corporation (Regular Director)

RCBC Savings Bank (Regular Director/Chairman]

Sunlife Grepa Financial, Inc. (Regular Director)

Tameena Resources, Inc. (Regular Director/Chairman)

West Spring Development Corp. (Regular Director/Vice Chairman)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular Director)

Y Realty, Inc. (Regular Director)

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified, except in case of death, resignation, disqualification or removal from office. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors/independent directors and officers of PLDT or persons nominated to such positions has any family relationships up to the fourth civil degree either by consanguinity or affinity, except Mr. James L. Go and Ms. Anabelle  L. Chua who are relatives to the fourth civil degree by consanguinity.

Compensation of Key Management Personnel

The aggregate compensation paid to our key officers and directors named above, as a group, for 2014 amounted to approximately Php379 million.

The following table below sets forth the aggregate amount of compensation paid in 2014 and 2013 and estimated amount of compensation expected to be paid in 2015 to: (1) the President and CEO, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely, Anabelle L. Chua, Ernesto R. Alberto, Isaias P. Fermin and Ma. Lourdes C. Rausa-Chan; and (2) all other key officers, other officers and directors, as a group.

	2015		2014		2013
	Estimate		Actual
	(in millions)

President and CEO(1) and four most highly compensated key officers:
Salary(2)	Php	78	Php	73	Php	60
Bonus(3)		17		15		14
Other compensation(4)		36		64		59

	Php	131	Php	152	Php	133

All other key officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated key officers):
Salary(2)	Php	274	Php	257	Php	247
Bonus(3)		71		65		62
Other compensation(4)		176		237		327

	Php	521	Php	559	Php	636

(1)	The President and CEO receives compensation from Smart but not from PLDT.
(2)	Basic monthly salary.
(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(4)

Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both the individual and group team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. See Note 25 – Related Party Transactions – Compensation of Key Officers of the PLDT Group to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Each of the directors of the Company is entitled to a director’s fee of Php250 thousand for each meeting of the Board of Directors attended. In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees, are each entitled to a fee of Php125 thousand for each committee meeting attended.

On September 30, 2014, the Board of Directors of PLDT approved an increase in directors’ board meeting attendance fees to Php250 thousand, payable to each director from Php200 thousand and board committee meeting attendance fees to Php125 thousand from Php75 thousand. The attendance fee increase was made to take effect retroactively from January 2014. The attendance fees for directors were last adjusted on January 27, 2009. The ECC recommended the increase taking into consideration the results of the 2012 survey on Board remuneration conducted by Towers Watson, which showed that PLDT’s directors’ remuneration, consisting only of fees for meeting attendance, is no longer competitive with the market.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2014 and 2013 were approximately Php45 million and Php32 million, respectively. The total amount of per diems estimated to be paid in 2015 is approximately Php50 million.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Long-term Incentive Plan

Our LTIP is a cash plan that is intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group, and administered by the ECC which has the authority to determine the following: (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards in the 2012 to 2014 LTIP are contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three-year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014 and 2013 amounted to Php168 million and Php1,638 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php3,297 million and Php3,129 million as at December 31, 2014 and 2013, respectively. The LTIP liability as at December 31, 2014 was paid on March 10, 2015.

There are no other warrants or options held by PLDT’s officers or directors either singly or collectively.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 24 – Accrued and Other Current Liabilities and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at January 31, 2015 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock		Percentage of Class

Manuel V. Pangilinan	245,450	(1)	0.113605
Napoleon L. Nazareno	20,299	(1)	0.009395
Helen Y. Dee	1,178	(2)	0.000545
Ray C. Espinosa	15,743	(1)	0.007287
James L. Go	134,914	(1)	0.062444
Setsuya Kimura	1		—
Artemio V. Panganiban	1,771		0.000820
Hideaki Ozaki	1		—
Pedro E. Roxas	231	(3)	0.000107
Juan B. Santos	2		0.000001
Alfred V. Ty	1		—
Tony Tan Caktiong	1		—
Ma. Lourdes C. Rausa-Chan	699	(1)	0.000324
Ernesto R. Alberto	—		—
Rene G. Bañez	1		—
Anabelle L. Chua	12,028	(1)	0.005567
Jun R. Florencio	515	(1)	0.000238
Menardo G. Jimenez, Jr.	22		0.000010
Isaias P. Fermin	—		—
Alejandro O. Caeg	200	(1)	0.000093
June Cheryl A. Cabal-Revilla	—		—
Christopher H. Young	54,313	(1)	0.025138

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(2)	Also includes 835 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee both thru PCD Nominee Corporation.
(3)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.

The aggregate number of shares of common stock directly and indirectly owned by directors, executive officers and advisors listed above, as at January 31, 2015, was 487,370, or approximately 0.225576% of PLDT’s outstanding shares of common stock.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series HH which were issued in 2008 effective May 16, 2014.

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

Audit Committee

Our Audit Committee is composed of three members, all of whom are independent directors. As at March 26, 2015, the Audit Committee members are former Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty. Mr. Setsuya Kimura and Mr. James L. Go, non-independent members of our Board of Directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors, serve as advisors to the Audit Committee. All of the members of our Audit Committee are financially literate and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

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

•

ensure that the external auditors prepare and deliver annually a statement as to their independence, discuss with the external auditors any relationships or services disclosed in such Statement that may impact the objectivity, independence or quality of services of said external auditors and take appropriate action in response to such statement to satisfy itself of the external auditor’s independence;

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

Audit Committee Report

Further to our compliance with applicable corporate governance laws and rules, our Audit Committee confirmed in its report for 2014 that:

•	Each voting member of the Audit Committee is an independent director as determined by the Board of Directors;

•	The Audit Committee had eight regular meetings and two special meetings during the year;

•	The Audit Committee has reviewed and approved for retention the existing Audit Committee charter until the next review in 2015;

•

Based on a review of SGV’s performance and qualifications, including consideration of management’s recommendation, the Audit Committee approved the appointment of SGV as the PLDT Group’s independent auditors;

•

The Audit Committee likewise discussed with PLDT’s internal audit group and independent auditors, SGV, the overall scope and plans for their respective audits, and the results of their examinations, their evaluations of PLDT Group’s internal controls and the overall quality of the PLDT Group’s financial reporting;

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

•

The Audit Committee has discussed with the PLDT’s Group Enterprise Risk Management (ERM) Officer the PLDT Group top risks for 2014 and has received periodic status reports on PLDT Group’s ERM activities;

•

In the performance of its oversight responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of the PLDT Group as at and for the year ended December 31, 2014 with the PLDT Group’s management, which has the primary responsibility for the financial statements, and with SGV, the PLDT Group’s independent auditors, who are responsible for expressing an opinion on the conformity of the PLDT Group’s audited consolidated financial statements with IFRS; and

•

Based on the reviews and discussions referred to above, in reliance on the PLDT Group’s management and SGV and subject to the limitations of the Audit Committee’s role, the Audit Committee recommended to the Board of Directors and the Board has approved, the inclusion of the PLDT Group’s consolidated financial statements as at and for the year ended December 31, 2014 in the PLDT Group’s annual report to the stockholders and to the Philippine SEC on Form 17-A and U.S. SEC on Form 20-F.

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

The principal functions and responsibilities of our GNC are to:

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

The principal functions and responsibilities of our ECC are to:

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

Technology Strategy Committee

Our TSC is composed of five voting members and two non-voting members. The five voting members are non-independent directors Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Setsuya Kimura, and the two non-voting members are Mr. Oscar S. Reyes and Mr. Orlando B. Vea who are members of our Advisory Board/Committee.

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

(c)	any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement of any director/independent director or officer or person nominated for election as a director/independent director or officer in any type of business, securities, commodities or banking activities; or

(d)	any finding by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine SEC or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, that any director/independent director or officer or person nominated for election as a director/independent director or officer, has violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

The following is a description of a complaint in which our director and President and CEO, Mr. Napoleon L. Nazareno and our director and Corporate Secretary, Atty. Ma. Lourdes C. Rausa-Chan are respondents:

Mr. Napoleon L. Nazareno and Atty. Ma. Lourdes C. Rausa-Chan, in their respective capacities as director and corporate secretary of Steniel Cavite Packaging Corporation, are impleaded as private respondents in a Supplemental Complaint docketed as OMB C-C-05-0473-1, filed by the Field Investigation of the Office of the Ombudsman, or OMB, before the OMB.

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

Employees and Labor Relations

As at December 31, 2014, we had 17,496 employees within the PLDT Group, with 7,725 and 9,771 employees in our wireless and fixed line businesses, respectively. PLDT had 7,041 employees as at December 31, 2014, of which 77% were rank-and-file employees, 16% were management/supervisory staff and 7% were executives. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 13,271 employees, or 65%, as at December 31, 2014 mainly due to the implementation of the MRP.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2014	2013	2012

PLDT Group	17,496	17,899	19,125
Wireless	7,725	7,680	8,663
Fixed Line	9,771	10,219	10,462
LEC	7,466	7,415	7,546
Others	2,305	2,804	2,916
PLDT Only	7,041	6,882	6,617

The decrease in the number of employees within the PLDT Group was primarily due to the sale of iPlus in 2014 and the implementation of the MRP by Smart and DMPI in 2013.

PLDT has three employee unions, representing in the aggregate 5,877, or 34% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

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

Service cost (which includes current service costs, past service costs and gains or losses on non-routine settlements) is recognized as part of compensation and employee benefits account in the consolidated income statements.

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

The net defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 26 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more details.

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

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plan are recognized in profit or loss.

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

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 26 – Employee Benefits – Defined Contribution Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more details.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stocks (common and voting preferred stocks) as at January 31, 2015, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stocks, or, collectively, our Major Shareholders. All shares of PLDT’s voting stocks have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stocks.

Shareholder	Common Shares		Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642	(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263		12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676		10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642	(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487		5.8	—	—	3.5
b. NTT DOCOMO, Inc.	31,330,155	(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	17,305,625	(4)	8.0	—	—	4.7
4. Deutsche Bank AG Manila Branch – Clients A/C	19,364,044	(5)	9.0	—	—	5.3
5. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	19,727,835	(5)	9.1	—	—	5.4
6. BTF Holdings, Inc.(6)	—		—	150,000,000	100	41.0

(1)

Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 ADRs held by a non-Philippine wholly-owned subsidiary of First Pacific.

(2)

Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, Inc., a Japanese corporation which is a majority-owned and publicly traded subsidiary of NTT, (b) 8,533,253 ADRs held by NTT DOCOMO, Inc. and (c) 12,633,487 shares of common stock held by NTT Communications, a Japanese corporation which is a wholly-owned subsidiary of NTT.

(3)	Includes 8,533,253 ADRs held by NTT DOCOMO.
(4)

Includes (a) 17,208,753 shares of common stock beneficially owned by JG Summit Holdings, Inc., (b) 86,723 shares of common stock beneficially owned by Express Holdings, Inc., (c) 10,148 shares of common stock beneficially owned by Ms. Elizabeth Yu Gokongwei and (d) 1 share of common stock beneficially owned by Mr. James L. Go, all held on record by PCD Nominee Corporation.

(5)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at January 31, 2015.
(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co. or PLDT Beneficial Trust Fund.

As at January 31, 2015, approximately 67.85% of the outstanding voting stocks and 82.33% of the outstanding capital stock of PLDT were owned by Philippine persons.

The First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary, or FP Parties, had beneficial ownership of approximately 26% of our outstanding common stock and 15% of outstanding voting stocks as at January 31, 2015. As at January 31, 2015, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of our outstanding common stock and 12% of our outstanding voting stocks. BTFHI had beneficial ownership of 41% of our outstanding voting stocks. As a result of their respective stockholdings, the FP Parties and/or NTT Communications and/or NTT DOCOMO and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

Additionally, First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DOCOMO and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DOCOMO. As a result of the Cooperation Agreement, NTT Communications and NTT DOCOMO, in coordination with each other, have contractual rights relating to a number of major decisions and transactions that PLDT could make or enter into.

Specifically, the Company may not take any of the following actions described without the approval of NTT DOCOMO and NTT Communications, acting in coordination with each other (however, NTT DOCOMO and NTT Communications may not withhold their consent to such actions in circumstances where the Company proposes to invest in a business that competes with Nippon Telegraph and Telephone Corporation and its subsidiaries and where the board of directors of the Company has. among other things, approved the transaction):

•	capital expenditures in excess of US$50 million;

•

any investments, if the aggregate amount of all investments for the previous 12 months is greater than US$25 million in the case of all investments to any existing investees and US$100 million in the case of all investments to any new or existing investees, determined on a rolling monthly basis; and

•

any investments in a specific investee, if the cumulative value of all investments made by us in that investee is greater than US$10 million in the case of an existing investee and US$50 million in the case of a new investee.

The Company also may not issue common stock or stock that is convertible into common stock except where NTT Communications and NTT DOCOMO have first been offered the opportunity to purchase their pro rata portion of the Company’s shares of common stock.

The Company is also aware that each of NTT Communications and NTT DOCOMO has agreed (pursuant to the Shareholders Agreement in the case of NTT Communications and pursuant to the Cooperation Agreement in the case of NTT DOCOMO) to use its best efforts to procure that the Company not take the following actions without the consent of First Pacific and certain of its affiliates, as well as other parties bound by the provisions of the Shareholders Agreement:

•	new business activities other than those we currently engage in;

•	merger or consolidation;

•	winding up or liquidation of the Company; and

•	applying to a court to order a meeting of creditors or to sanction any compromise or arrangement between creditors and shareholders of the Company.

As the Company is not a party to the Shareholders Agreement, these contractual rights held by NTT Communications, NTT DOCOMO, First Pacific and certain of First Pacific’s affiliates are not directly enforceable against the Company.

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

This website does not form part of this annual report on Form 20-F.

Except for the transactions discussed in Item 4. “Information on the Company – Development Activities (2012-2014)”, Note 19 – Prepayments and Note 25 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

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

Matters Relating to Gamboa Case and the recent Jose M. Roy III Petition

On June 29, 2011, the Supreme Court of the Philippines, or the Court, promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), holding that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non- voting preferred shares)”. This decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications (which is a public utility under Section 11, Article XII of the 1987 Constitution).

Although PLDT is not a party to the Gamboa Case, in its decision, the Court directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law.” Although the parties to the Gamboa Case filed Motions for Reconsideration of the decision and argued their positions before the Court, the Court ultimately denied the motions on October 9, 2012.

Meanwhile, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of Amended Articles of Incorporation of PLDT, or the Amendments to the Articles, which subclassified its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights. The Amendments to the Articles were subsequently approved by the stockholders of PLDT and the Philippine SEC.

On October 15, 2012, PLDT and BTFHI, a Filipino corporation and wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company, or the PLDT Beneficial Trust Fund, entered into a Subscription Agreement, pursuant to which PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share, reducing the percentage of PLDT’s voting stock held by foreigners from 56.62% (based on voting Common Stock) as at October 15, 2012 to 18.37% (based on Voting Common and Preferred stock) as at April 15, 2013.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines, which we believe was intended to fulfil the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provide that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2014, PLDT’s foreign ownership was 32.13% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.66% of its total outstanding capital stock. Therefore, we believe that as of the date of this report, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution. See Note 27 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 7. “Financial Statements” for further discussion.

On June 10, 2013, Jose M. Roy III filed a petition for certiorari with the Supreme Court against the Philippine SEC, Philippine SEC Chairperson Teresita Herbosa and PLDT, claiming: (1) that the Philippine SEC Guidelines violates the Court’s decision in the Gamboa Case (on the basis that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of corporations subject to the foreign ownership requirements); and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, cannot be considered Filipino-owned corporations.

PLDT raised several procedural and substantive arguments against the petition, including in particular, that (a) the Philippine SEC Guidelines merely implemented the dispositive portion of the decision in the Gamboa Case, and that the dispositive portion of the Gamboa Case that defines “capital” is properly reflected in the Philippine SEC Guidelines, and (b) the fundamental requirements which need to be satisfied in order for PLDT Beneficial Trust Fund F and BTFHI to be considered Filipino (for PLDT Beneficial Trust Fund’s Trustees to be Filipinos and for 60% of the Fund to accrue to the benefit of Philippine nationals ) are satisfied with respect to the PLDT Beneficial Trust Fund, and therefore, PLDT Beneficial Trust Fund and BTFHI are Filipino shareholders for purposes of classifying their 150 million Voting Preferred Shares in PLDT. As a result, more than 60% of PLDT’s total voting stock is Filipino-owned and PLDT is compliant with the Constitutional ownership requirements.

In October 2013, the Philippine SEC and Chairperson Teresita Herbosa also raised a number of arguments for dismissal of the petition for being procedurally flawed and for lack of merit.

In May 2014, the petitioner filed a consolidated reply and a motion for the issuance of a temporary restraining order to prevent PLDT from holding its 2014 annual stockholders meeting. The temporary restraining order was denied and PLDT held its 2014 annual meeting on June 10, 2014 as scheduled.

On February 10, 2015, PLDT filed a consolidated memorandum setting forth its arguments against the petition.

As at March 26, 2015, the resolution of the petition remains pending with the Supreme Court.

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

For more information, see Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2013.

Item 9.	The Offer and Listing

Common Capital Stock and ADSs

The shares of common stock of PLDT are listed and traded on the PSE and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the depositary, issued ADRs evidencing ADSs with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR facility. The ADSs are listed on the NYSE and are traded on the NYSE under the symbol of “PHI”.

The public ownership level of PLDT common shares listed on the PSE as at January 31, 2015 is 53.86%.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500.00 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

As at January 31, 2015, 10,372 stockholders were Philippine persons and held approximately 45.53% of PLDT’s common capital stock. In addition, as at January 31, 2015, there were a total of approximately 43 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 295 holders.

For the period from January 1 to 31, 2015, a total of 3.1 million shares of PLDT’s common capital stock were traded on the PSE. During the same period, the volume of trading was 1.3 million ADSs on the NYSE.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange				New York Stock Exchange
	High		Low		High		Low

2015
First Quarter	Php	3,214.00	Php	2,780.00	US$	72.93	US$	61.36
January		3,014.00		2,808.00		67.76		61.90
February		3,214.00		2,948.00		72.93		66.51
March (March 1 to 24, 2015)		3,160.00		2,780.00		70.17		61.36

2014
First Quarter		2,826.00		2,604.00		63.63		56.88
Second Quarter		3,000.00		2,716.00		68.08		60.54
Third Quarter		3,486.00		2,950.00		79.04		66.85
Fourth Quarter		3,292.00		2,748.00		72.40		61.18
October		3,240.00		2,980.00		71.86		66.11
November		3,292.00		2,888.00		72.40		63.58
December		2,998.00		2,748.00		66.75		61.18

2013
First Quarter		3,004.00		2,530.00		74.08		62.11
Second Quarter		3,290.00		2,682.00		78.63		62.30
Third Quarter		3,110.00		2,680.00		71.76		59.04
Fourth Quarter		3,054.00		2,572.00		71.36		58.63

2012		2,940.00		2,290.00		69.44		52.34
2011		2,598.00		1,990.00		58.95		46.08
2010		2,775.00		2,320.00		64.35		50.04

Item 10.	Additional Information

Share Capital

Not applicable.

Amended Articles of Incorporation

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and amendments to the Articles of Incorporation of PLDT. PLDT further amended its Articles of Incorporation on August 5, 2014 to revise the description of its registered address. A copy of the Articles of Incorporation, as amended, is hereby furnished under Item 19. “Exhibits”.

See Note 20 – Equity – Decrease in Authorized Capital Stock to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

By-Laws

On December 2, 2014, PLDT amended its By-Laws to revise the description of its registered address. A copy of the By-Laws, as amended, are hereby furnished under Item 19. “Exhibits”.

Issuance and Redemption of Preferred Stock

All outstanding shares of PLDT 10% Cumulative Convertible Preferred Stock Series A to Series FF, Series GG and Series HH, which were issued in 2007 and 2008, were redeemed and retired effective on January 19, 2012, August 30, 2012, May 16, 2013 and May 16, 2014, respectively.

Material Contracts

Other than the contracts described in Item 4. “Information on the Company – Development Activities (2012-2014)” and Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that is not in the ordinary course of business within the two years preceding the date of this annual report.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2014, approximately 82% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price of gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level will be allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 5%/10% capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.

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

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and immediate capital expenditures are not met.

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php26,659 million and Php643 million, respectively, as at December 31, 2014, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2014 and 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2014
Loans and receivables:	76,041	72,536	1,303	1,086	1,116
Advances and other noncurrent assets	10,912	7,953	1,070	773	1,116
Cash equivalents	19,843	19,843	—	—	—
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	—	233	313	—
Retail subscribers	17,053	17,053	—	—	—
Foreign administrations	8,420	8,420	—	—	—
Corporate subscribers	7,941	7,941	—	—	—
Domestic carriers	823	823	—	—	—
Dealers, agents and others	10,485	10,485	—	—	—
HTM investments:	709	295	264	—	150
Investment in debt securities and other long-term investments	709	295	264	—	150
Financial instruments at FVPL:	625	625	—	—	—

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
Short-term investments	625	625	—	—	—
Available-for-sale financial investments	28,086	—	—	—	28,086

Total	105,461	73,456	1,567	1,086	29,352

December 31, 2013
Loans and receivables:	70,738	66,169	2,819	1,608	142
Advances and other noncurrent assets	10,384	7,987	958	1,297	142
Cash equivalents	25,967	25,967	—	—	—
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	—	1,861	311	—
Retail subscribers	12,563	12,563	—	—	—
Corporate subscribers	7,904	7,904	—	—	—
Foreign administrations	5,840	5,840	—	—	—
Domestic carriers	1,461	1,461	—	—	—
Dealers, agents and others	4,320	4,320	—	—	—
HTM investments:	471	—	—	321	150
Investment in debt securities and other long-term investments	471	—	—	321	150
Financial instruments at FVPL:	591	591	—	—	—
Short-term investments	591	591	—	—	—
Available-for-sale financial investments	220	—	—	—	220

Total	72,020	66,760	2,819	1,929	512

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2014 and 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2014
Debt(1):	157,607	575	71,798	27,100	58,134
Principal	130,634	377	57,918	21,107	51,232
Interest	26,973	198	13,880	5,993	6,902
Lease obligations:	18,190	9,446	4,302	2,132	2,310
Operating lease	18,184	9,446	4,296	2,132	2,310
Finance lease	6	—	6	—	—
Unconditional purchase obligations(2)	211	72	45	45	49
Other obligations:	122,486	98,452	17,073	5,160	1,801
Derivative financial liabilities(3):	2,057	131	1,926	—	—
Long-term currency swap	1,712	—	1,712	—	—
Interest rate swap	345	131	214	—	—
Various trade and other obligations:	120,429	98,321	15,147	5,160	1,801
Suppliers and contractors	55,288	35,857	14,356	5,075	—
Utilities and related expenses	35,049	35,021	6	5	17
Employee benefits	8,234	8,234	—	—	—
Liability from redemption of preferred shares	7,922	7,922	—	—	—
Carriers and other customers	2,799	2,799	—	—	—
Customers’ deposits	2,438	—	574	80	1,784
Dividends	1,070	1,070	—	—	—
Others	7,629	7,418	211	—	—

Total contractual obligations	298,494	108,545	93,218	34,437	62,294

December 31, 2013
Debt(1):	123,623	2,774	48,824	35,908	36,117
Principal	104,472	2,576	37,822	31,549	32,525
Interest	19,151	198	11,002	4,359	3,592
Lease obligations:	14,574	7,711	3,198	2,016	1,649
Operating lease	14,562	7,710	3,187	2,016	1,649
Finance lease	12	1	11	—	—
Unconditional purchase obligations(2)	231	66	44	44	77
Other obligations:	109,405	84,869	14,841	7,627	2,068

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
Derivative financial liabilities(3):	2,274	92	923	1,259	—
Long-term currency swap	2,086	—	833	1,253	—
Interest rate swap	188	92	90	6	—
Various trade and other obligations:	107,131	84,777	13,918	6,368	2,068
Suppliers and contractors	49,314	29,799	13,183	6,332	—
Utilities and related expenses	31,576	31,483	68	5	20
Liability from redemption of preferred shares	7,952	7,952	—	—	—
Employee benefits	5,350	5,350	—	—	—
Customers’ deposits	2,545	—	466	31	2,048
Carriers and other customers	2,264	2,264	—	—	—
Dividends	932	932	—	—	—
Others	7,198	6,997	201	—	—

Total contractual obligations	247,833	95,420	66,907	45,595	39,911

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)

Based on the Amended ATPA with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements“for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Within one year	9,570	7,809
After one year but not more than five years	6,304	5,104
More than five years	2,310	1,649

Total	18,184	14,562

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php211 million and Php231 million as at December 31, 2014 and 2013, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php120,429 million and Php107,131 million as at December 31, 2014 and 2013, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php32 million and Php20 million as at December 31, 2014 and 2013, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2014 and 2013.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2014 and 2013:

	2014		2013
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments	623	27,855	—	—
Investment in debt securities and other long-term investments	7	313	49	2,172
Derivative financial assets – net of current portion	2	94	1	24
Advances and other noncurrent assets – net of current portion	—	17	1	32

Total noncurrent financial assets	632	28,279	51	2,228

Current Financial Assets
Cash and cash equivalents	149	6,665	145	6,450
Short-term investments	14	625	13	591
Trade and other receivables – net	210	9,414	173	7,685
Current portion of derivative financial assets	—	2	—	10
Current portion of advances and other noncurrent assets	—	10	—	—

Total current financial assets	373	16,716	331	14,736

Total Financial Assets	1,005	44,995	382	16,964

	2014		2013
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,046	46,812	1,047	46,477
Derivative financial liabilities – net of current portion	33	1,460	42	1,869

Total noncurrent financial liabilities	1,079	48,272	1,089	48,346

Current Financial Liabilities
Accounts payable	121	5,438	166	7,381
Accrued expenses and other current liabilities	153	6,856	125	5,552
Current portion of interest-bearing financial liabilities	316	14,124	292	12,966
Current portion of derivative financial liabilities	6	254	2	105

Total current financial liabilities	596	26,672	585	26,004

Total Financial Liabilities	1,675	74,944	1,674	74,350

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.74 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2014.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.40 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2013.

As at March 25, 2015, the Philippine peso-U.S. dollar exchange rate was Php44.77 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php20 million as at December 31, 2014.

Approximately 47% and 57% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2014 and 2013, respectively. Consolidated foreign currency-denominated debt increased to Php60,632 million as at December 31, 2014 from Php59,132 million as at December 31, 2013. See Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at December 31, 2014 and 2013. Consequently, the unhedged portion of our consolidated debt amounts was approximately 40% (or 34%, net of our consolidated U.S. dollar cash balances) and 48% (or 41%, net of our consolidated U.S. dollar cash balances) as at December 31, 2014 and 2013, respectively.

Approximately, 20% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2014 as compared with approximately 21% for the year ended December 31, 2013. Approximately, 10% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2014 as compared with approximately 11% for the year ended December 31, 2013. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso depreciated by 0.77% against the U.S. dollar to Php44.74 to US$1.00 as at December 31, 2014 from Php44.40 to US$1.00 as at December 31, 2013. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php382 million and Php2,893 million for the years ended December 31, 2014 and 2013, respectively, and net consolidated foreign exchange gains of Php3,282 million for the year ended December 31, 2012.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2015. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.70% as compared to the exchange rate of Php44.74 to US$1.00 as at December 31, 2014. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.70% as at December 31, 2014, with all other variables held constant, profit after tax for the year ended 2014 would have been approximately Php252 million higher/lower and our consolidated stockholders’ equity as at year end 2014 would have been approximately Php248 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2014 and 2013. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2014

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	5	7	—	12	546	—	546	12	558
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	7	1	5	—	3	16	709	—	709	16	706
Interest rate	2.9310%	4.2188%	4.2500%	—	4.8371%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,044	—	1,044	23	1,044
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	82	—	—	—	—	82	3,675	—	3,675	82	3,675
Interest rate	0.0010% to 1.5500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	23	—	23	1	23
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	88	—	—	—	—	88	3,929	—	3,929	88	3,929
Interest rate	0.2500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	356	—	—	—	—	356	15,914	—	15,914	356	15,914
Interest rate	0.5000% to 5.0000%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	14	—	—	—	—	14	625	—	625	14	625
Interest rate	4.9570%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	1.3750%	—	—	—	—	—	—	—	—	—	—

	571	1	10	7	3	592	26,483	—	26,483	592	26,492

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	228	—	—	228	10,218	48	10,170	263	11,738
Interest rate	—	—	8.3500%	—	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	61	26	20	—	112	4,998	74	4,924	111	4,972
Interest rate	2.9900%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	—	31	184	331	823	1,369	61,240	173	61,067	1,403	62,780
Interest rate	—	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	4.4850% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	4	546	213	116	143	1,022	45,728	190	45,538	1,022	45,728
Interest rate	0.3500% to 0.5500% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.9500% to 1.8000% over LIBOR	1.4000% to 1.4500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	4	2	4	179	189	8,450	26	8,424	189	8,450
Interest rate	—	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	—	—	—	—	—	—

	9	642	653	471	1,145	2,920	130,634	511	130,123	2,988	133,668

As at December 31, 2013

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	42	7	—	49	2,172	—	2,172	49	2,185
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	—	—	—	7	3	10	471	—	471	11	483
Interest rate	—	—	—	4.2500%	4.8370%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	20	—	—	—	—	20	882	—	882	20	882
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	97	—	—	—	—	97	4,303	—	4,303	97	4,303
Interest rate	0.0010% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	96	—	96	2	96
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	116	—	—	—	—	116	5,164	—	5,164	116	5,164
Interest rate	0.2500% to 4.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	469	—	—	—	—	469	20,803	—	20,803	469	20,803
Interest rate	0.5600% to 4.7500%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	13	—	—	—	—	13	591	—	591	13	591
Interest rate	0.6050%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	3	—	—	—	—	3	127	—	127	3	127
Interest rate	1.5000%	—	—	—	—	—	—	—	—	—	—

	720	—	42	14	3	779	34,609	—	34,609	780	34,634

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	10,401	67	10,334	274	12,160
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	65	26	33	—	124	5,493	99	5,394	126	5,598
Interest rate	—	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	17	29	14	197	647	904	40,125	46	40,079	949	42,120
Interest rate	6.3981%	3.9250% to 6.2600%	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	21	480	235	245	—	981	43,560	156	43,404	981	43,560
Interest rate	0.3500% to 1.8000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	20	2	1	1	86	110	4,893	14	4,879	110	4,893
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	—	—	—	—	—	—

	58	576	276	710	733	2,353	104,472	382	104,090	2,440	108,331

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2015. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points, or bps, and 35 bps higher/lower, respectively, as compared to levels as at December 31, 2014. If U.S. dollar interest rates had been 10 bps higher/lower as compared to market levels as at December 31, 2014, with all other variables held constant, profit after tax for the year end 2014 would have been approximately Php27 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings, and our consolidated stockholders’ equity as at year end 2014 would have been approximately Php69 thousand lower/higher, mainly as a result of loss/gain on derivative transactions. If Philippine peso interest rates had been 35 bps higher/lower as compared to market levels as at December 31, 2014, with all other variables held constant, profit after tax for the year end 2014 and our consolidated stockholders’ equity as at year end 2014 would have been approximately Php49 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2014 and 2013:

	December 31, 2014
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,711	1	10,710
Cash and cash equivalents	26,659	266	26,393
Short-term investments	18	—	18
Investment in debt securities and other long-term investments	546	—	546
Retail subscribers	8,920	46	8,874
Foreign administrations	7,872	—	7,872
Corporate subscribers	3,615	139	3,476
Domestic carriers	730	—	730
Dealers, agents and others	8,014	1	8,013
HTM investments:
Investment in debt securities and other long-term investments	709	—	709
Available-for-sale financial investments	28,086	—	28,086
Financial instruments at FVPL:
Short-term investments	625	—	625
Derivatives used for hedging:
Interest rate swap	96	—	96

Total	96,601	453	96,148

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2014.

	December 31, 2013
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,272	—	10,272
Cash and cash equivalents	31,905	241	31,664
Short-term investments	127	—	127
Investment in debt securities and other long-term investments	2,172	—	2,172
Foreign administrations	5,721	—	5,721
Retail subscribers	5,414	41	5,373
Corporate subscribers	2,055	135	1,920
Domestic carriers	1,381	—	1,381
Dealers, agents and others	2,993	1	2,992
HTM investments:
Investment in debt securities and other long-term investments	471	—	471
Available-for-sale financial investments	220	—	220
Financial instruments at FVPL:
Short-term investments	591	—	591
Short-term currency swaps	10	—	10
Derivatives used for hedging:
Interest rate swap	24	—	24

Total	63,356	418	62,938

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2013.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2014 and 2013:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2014
Loans and receivables:	82,857	43,730	11,083	12,272	15,772
Advances and other noncurrent assets	10,912	8,978	1,732	1	201
Cash and cash equivalents	26,659	23,952	2,707	—	—
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—
Retail subscribers	17,053	2,115	2,894	3,911	8,133
Foreign administrations	8,420	2,825	535	4,512	548
Corporate subscribers	7,941	1,008	654	1,953	4,326
Domestic carriers	823	90	158	482	93
Dealers, agents and others	10,485	4,198	2,403	1,413	2,471
HTM investments:	709	709	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—
Available-for-sale financial investments	28,086	28,024	62	—	—
Financial instruments at FVPL(3):	625	625	—	—	—
Short-term investments	625	625	—	—	—
Derivatives used for hedging:	96	96	—	—	—
Interest rate swaps	96	96	—	—	—

Total	112,373	73,184	11,145	12,272	15,772

December 31, 2013
Loans and receivables:	76,676	46,362	7,772	7,906	14,636
Advances and other noncurrent assets	10,384	10,241	22	9	112
Cash and cash equivalents	31,905	29,129	2,776	—	—
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—
Retail subscribers	12,563	1,318	1,822	2,274	7,149
Corporate subscribers	7,904	698	343	1,014	5,849
Foreign administrations	5,840	1,242	1,765	2,714	119
Domestic carriers	1,461	350	22	1,009	80
Dealers, agents and others	4,320	1,085	1,022	886	1,327
HTM investments:	471	471	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—
Available-for-sale financial investments	220	166	54	—	—
Financial instruments at FVPL(3):	601	601	—	—	—
Short-term investments	591	591	—	—	—
Short-term currency swaps	10	10	—	—	—
Derivatives used for hedging:	24	24	—	—	—
Interest rate swaps	24	24	—	—	—

Total	77,992	47,624	7,826	7,906	14,636

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2014 and 2013 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2014
Loans and receivables:	82,857	54,813	5,285	1,149	5,838	15,772
Advances and other noncurrent assets	10,912	10,710	—	—	1	201
Cash and cash equivalents	26,659	26,659	—	—	—	—
Short-term investments	18	18	—	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—	—
Retail subscribers	17,053	5,009	1,949	325	1,637	8,133
Foreign administrations	8,420	3,360	932	468	3,112	548
Corporate subscribers	7,941	1,662	951	234	768	4,326
Domestic carriers	823	248	166	97	219	93
Dealers, agents and others	10,485	6,601	1,287	25	101	2,471
HTM investments:	709	709	—	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—	—
Available-for-sale financial investments	28,086	28,086	—	—	—	—
Financial instruments at FVPL:	625	625	—	—	—	—
Short-term investments	625	625	—	—	—	—
Derivatives used for hedging:	96	96	—	—	—	—
Interest rate swaps	96	96	—	—	—	—

Total	112,373	84,329	5,285	1,149	5,838	15,772

December 31, 2013
Loans and receivables:	76,676	54,134	3,303	787	3,816	14,636
Advances and other noncurrent assets	10,384	10,263	1	—	8	112
Cash and cash equivalents	31,905	31,905	—	—	—	—
Short-term investments	127	127	—	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—	—
Retail subscribers	12,563	3,140	1,615	172	487	7,149
Corporate subscribers	7,904	1,041	384	224	406	5,849
Foreign administrations	5,840	3,007	740	158	1,816	119
Domestic carriers	1,461	372	129	134	746	80
Dealers, agents and others	4,320	2,107	434	99	353	1,327
HTM investments:	471	471	—	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—	—
Available-for-sale financial investments	220	220	—	—	—	—
Financial instruments at FVPL:	601	601	—	—	—	—
Short-term investments	591	591	—	—	—	—
Short-term currency swaps	10	10	—	—	—	—
Derivatives used for hedging:	24	24	—	—	—	—
Interest rate swaps	24	24	—	—	—	—

Total	77,992	55,450	3,303	787	3,816	14,636

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

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2014 and 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with IFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt including current portion), excluding discontinued operations. Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2014 and 2013:

	2014	2013
	(in million pesos)
Long-term debt including current portion	130,123	104,090
Cash and cash equivalents	(26,659)	(31,905)
Short-term investments	(643)	(718)

Net consolidated debt	102,821	71,467

Equity attributable to equity holders of PLDT	134,364	137,147

Net consolidated debt to equity ratio	77%	52%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014, 2013 and 2012.

Item 12.	Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2014 was US$1,623,836.85. The amount of US$152,043.24 was reimbursed out of the total reimbursable expenses of US$1,623,836.85 as at December 31, 2014.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2014. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting. The Management of Philippine Long Distance Telephone Company and Subsidiaries (“PLDT Group”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is designed and implemented under the supervision of our principal executive officers and principal finance officers, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the PLDT Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the PLDT Group are being made only in accordance with authorizations of our management and board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the PLDT Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statements preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2014.

We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.

SyCip Gorres Velayo & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2014. This attestation report is dated March 26, 2015 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2014.

Changes in Internal Control Over Financial Reporting. During 2014, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

PLDT is fully aware that responsible business conduct and a corporate culture anchored on the values of accountability, integrity, fairness and transparency bring about indubitable benefits for the Company and all its stakeholders and allow a commercial enterprise to sustain its profitability. PLDT continues to re-affirm its commitment to the highest standards of corporate governance as articulated in our Articles of Incorporation, By-Laws, CG Manual, Code of Ethics and pertinent laws, rules and regulations.

These standards are found in the corporate governance rules and regulations of the Philippine SEC and the PSE inasmuch as PLDT is a public and listed Philippine corporation. PLDT, however, also complies with the corporate governance standards of the United States, since its ADSs are listed and traded in the NYSE. Finally, as an associated company of First Pacific, which is listed in the Hong Kong Stock Exchange, PLDT also refers to the corporate governance standards of Hong Kong for guidance and benchmarking purposes. These high standards of corporate governance that the Company has voluntarily imposed on itself reflects PLDT’s complete acceptance of the duty to create value for its shareholders, fulfill its obligations to various other stakeholders, and live up to a brand of corporate governance that constantly challenges the Company’s leadership and employees to observe responsible professional conduct and behavior.

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and US law on the other, is found in this link: http://pldt.com/docs/default-source/compliance/nyse-pldt_303a-11_2013.pdf?sfvrsn=2. This website does not form part of this annual report on Form 20-F.

A.	Code of Ethics and Other Policies

The Code of Ethics was approved by the Board on March 30, 2004. The Code of Ethics sets out the Company’s business principles and values and aims to promote a culture of good corporate governance. It provides standards that govern and guide all business relationships of PLDT, its directors, officers and employees, especially with respect to the following:

•	Compliance with applicable laws, rules and regulations, including anti-graft and anti-corruption laws;

•	Ethical handling of conflicts of interest, corporate opportunities and confidential information;

•	Protection and proper use of Company assets;

•	Fair dealing with employees, customers, service providers, suppliers, and competitors;

•	Compliance with reporting and disclosure obligations to the relevant regulators and to investors;

•	Compliance with disclosure and financial reporting controls and procedures;

•	Assessment and management of risks involved in business endeavors; and

•	Adoption of international best practices of good corporate governance in the conduct of the Company’s business.

Other policies

The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics.

(a)	CG Manual – The PLDT CG Manual was approved and adopted by the Board of Directors on March 26, 2010 and amended on July 8, 2014 pursuant to Philippine SEC Memorandum Circular No. 6 Series of 2009 or the Revised Code of Corporate Governance. It supersedes the CG Manual approved and adopted on September 24, 2002, as amended on March 30, 2004 and January 30, 2007. The CG Manual sets forth our fundamental framework on corporate governance. Together with our Articles of Incorporation and By-Laws, it sets our corporate governance structures which establish responsibilities, confer the necessary authority and provide adequate resources for the execution of such responsibilities.

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

•	the role of the Chairman as the leader of the Board with principal responsibility for ensuring compliance with, and the performance of, corporate governance policies and practices;

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

The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics and CG Manual.

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

To access the Code of Ethics, the CG Manual or information on how PLDT’s corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11 differ, please refer to Section 16G. “Corporate Governance” and the following websites:

http://pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf?sfvrsn=4

http://www.pldt.com/docs/default-source/corporate-governance-files/cg-manual-/pldt-manual-on-corporate-governance-.pdf?sfvrsn=0

http://pldt.com/docs/default-source/compliance/nyse-pldt_303a-11_2013.pdf?sfvrsn=2

These websites do not form part of this annual report on Form 20-F.

PLDT’s subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies similar in substance and form to PLDT’s CG Rules, as well as appointed their respective corporate governance officers.

Pursuant to the Conflict of Interest Policy, PLDT directors, officers, executives and employees are required to submit Conflict of Interest Disclosures. If a transaction is affected by conflict of interest, it is subject to approval by the appropriate approving authorities and the conflicted director, officer, executive or employee is prohibited from participating in any activity related to the said transaction. In December 2014, PLDT launched its online conflict of interest disclosure system. PLDT’s suppliers, vendors and contractors are also required to make prompt disclosures with respect to relationships and affiliations that they or their personnel may have with respect to PLDT directors, officers, executives and employees.

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

Further information on PLDT’s Code of Ethics, CG Manual and the Charters of the Board Committees are available on the Company website. PLDT maintains a website at http://pldt.com/ on which reports filed by the Company and other information may be accessed, and which website does not constitute a part of this annual report on Form 20-F. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of any, or both, of the Code of Ethics and CG Manual from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556.

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

In addition to face to face training, PLDT has online training modules for its employees. PLDT executives with the rank of manager, senior manager and assistant vice president are required to access and complete an online training course on the PLDT expanded whistleblowing policy. Supervisory and rank and file employees, on the other hand, are required to take and complete a module on the PLDT conflict of interest policy.

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

The level of observance of the CG Rules and the values of accountability, integrity, fairness, and transparency, are monitored through focus group discussions across all personnel levels in order to gain insights into the effectiveness of its efforts. A Governance and Ethics Survey is employed to gather quantifiable information that is tracked over time to check for improvements or deficiencies. In similar fashion, a corporate governance follow through survey has been conducted in the past three years to track the observations of newly-hired personnel. The survey is administered to PLDT’s new hires six months after they are hired and thereafter, on the second and fifth year of their service. Valuable information is also obtained from the Board and Board Committee assessment process. Finally, data is also obtained and analyzed from results of our education activities, trends in reported violations, whether within the whistleblowing system or not, key business indicators such as customer complaints, reports from business partners and all other sources of relevant information.

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

Our Board is composed of 13 qualified and competent members, each of whom has committed to the independent, diligent, responsible and judicious exercise of his/her duties. The composition of the Board and the qualifications and grounds for disqualification of directors are provided in our CG Manual. Diversity and complementation of skills, expertise, experience and knowledge is desired and encouraged in order to enrich the collective processes and practices of our Board. Our directors, each of whom is a business owner or leader, and/or holds senior management positions, have extensive experience in their respective fields or industries, such as telecommunications, ICT, infrastructure, power, petroleum, banking, insurance, real property development, agriculture, food manufacturing, and quick-serve restaurant business. This enables them to contribute and add value in the Board’s performance of its functions, including the formulation of corporate vision and strategies, assessment of enterprise risks and adequacy and effectiveness of financial reporting and internal control systems.

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

Our CG Manual requires that at least 20% of membership of our Board of Directors, and in no case less than two members thereof, must be independent directors. Three independent directors in the persons of Mr. Pedro E. Roxas, Mr. Alfred V. Ty and Former Chief Justice Artemio V. Panganiban are currently serving in our Board. All of these independent directors were selected pursuant to the specific independence criteria set out under applicable laws and rules, our Articles of Incorporation and our CG Manual. Under our CG Manual, an independent director is, broadly, “a person who is independent of Management and who, apart from his fees and shareholdings, is free from any business or other relationship with the Company which could or reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the Company.” Our independent directors are subject to an initial term limit of five years. After completion of five consecutive years of service, an independent director shall no longer be eligible for re-election as such, unless said independent director has undergone a “cooling-off” period of two years. Thereafter, he/she may again qualify for election as an independent director annually, for five more consecutive years, after which he/she is perpetually barred from being elected as an independent director. The application of this term limit is reckoned from January 2, 2012. Moreover, an independent director may not be elected, as such, to more than five listed or public companies comprising the PLDT conglomerate (i.e. its parent company, subsidiaries or affiliates).

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

The Board has a duty to keep abreast with the statutory and regulatory requirements affecting the Company and its operations as well as industry developments and trends. In this regard, at the start of the service of a new director, the Chairman, President and CEO, Chief Financial Officer, Corporate Secretary and Chief Governance Officer give a newly appointed director a briefing on the Company’s structure, business, operating and financial highlights, responsibilities of the Board and its Committees and how each operates. The new director is also furnished with copies of all relevant information about Company policies applicable to the directors, including the Company’s Articles, By-Laws, Annual Report, CG Manual, Code of Ethics, and the charters of the Board Committees. Updates on business and governance policies and requirements principally from the Philippine SEC, PSE, U.S. SEC, and NYSE, and new laws applicable or relevant to the Company and its business, particularly on financial reporting and disclosures and corporate governance, are presented in Board meetings and/or furnished to the directors.

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

Pursuant to its aforementioned duty, the Board promotes transparency and fairness in the conduct of the annual and special shareholders’ meetings of the Company. Shareholders are encouraged to personally attend such meetings, raise questions, and exercise their voting rights. Within a reasonable period of time before the meeting, shareholders are apprised of their right to appoint a proxy, in case they could not personally attend such meetings, and give their voting instructions in the proxy form provided. In connection with this, appropriate steps to remove excessive or unnecessary costs and other administrative impediments to stockholders’ participation in meetings, whether in person or by proxy, are undertaken. Relevant and timely information are made available to the stockholders in printed form and through the Company’s website to enable them to make a sound judgment on all matters brought to their attention for consideration or approval. The Board also ensures the timely disclosure and appropriate filing with the Philippine SEC, PSE and, as applicable, U.S. SEC and NYSE, of material information and/or transactions that could potentially affect the market price of the Company’s shares and such other information which are required to be disclosed pursuant to relevant laws and regulations.

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

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by our independent auditors for the years ended December 31, 2014 and 2013:

	2014	2013
	(in millions)

Audit Fees	Php42	Php41
All Other Fees	21	16

Total	Php63	Php57

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2014 and 2013.

Tax Fees. We did not have any tax fees for the years ended December 31, 2014 and 2013.

All Other Fees. This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment, educational training regarding transition to the 2013 Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission, certain projects and out-of-pocket and incidental expenses.

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

Audit Committee’s Pre-approval Policies and Procedures

Audit Committee pre-approval of services rendered by our independent auditor follows:

•

The Audit Committee has adopted a policy for pre-approval of audit, audit-related and permitted non-audit services to be rendered by our independent auditor, that should be interpreted in conjunction with the Audit Committees’ policy on auditor independence.

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

We did not repurchase any of our shares in the year ended December 31, 2014.

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

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited Philippine Long Distance Telephone Company and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

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

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as at December 31, 2014 and 2013, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2014, and our report dated March 26, 2015 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 26, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2014 and 2013, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group as at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 26, 2015 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 26, 2015

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2014 and 2013

(in million pesos)

	2014	2013
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 13 and 21)	191,984	192,665
Investments in associates, joint ventures and deposits (Notes 3, 4, 10 and 25)	42,046	41,310
Available-for-sale financial investments (Notes 6, 11 and 28)	28,086	220
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	960	2,643
Investment properties (Notes 3, 6, 9 and 13)	1,816	1,222
Goodwill and intangible assets (Notes 3, 14 and 15)	72,842	73,918
Deferred income tax assets – net (Notes 3, 4 and 7)	17,131	14,181
Derivative financial assets – net of current portion (Note 28)	94	24
Prepayments – net of current portion (Notes 3, 19, 25 and 26)	2,924	3,031
Advances and other noncurrent assets – net of current portion (Note 28)	3,218	2,761

Total Noncurrent Assets	361,101	331,975

Current Assets
Cash and cash equivalents (Notes 16 and 28)	26,659	31,905
Short-term investments (Note 28)	643	718
Trade and other receivables (Notes 3, 5, 17, 25 and 28)	29,151	17,564
Inventories and supplies (Notes 5 and 18)	3,706	3,164
Current portion of derivative financial assets (Note 28)	2	10
Current portion of investment in debt securities and other long-term investments (Notes 12 and 28)	295	—
Current portion of prepayments (Note 19)	6,406	6,054
Current portion of advances and other noncurrent assets (Notes 20 and 28)	8,332	8,248

Total Current Assets	75,194	67,663

TOTAL ASSETS	436,295	399,638

EQUITY AND LIABILITIES

Equity (Note 28)
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,521	130,562
Retained earnings (Note 20)	17,030	22,968
Other comprehensive income (Note 6)	(8,285)	(11,481)

Total Equity Attributable to Equity Holders of PLDT (Note 28)	134,364	137,147
Noncontrolling interests (Note 6)	304	179

TOTAL EQUITY	134,668	137,326

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 9, 21 and 28)	115,400	88,930
Deferred income tax liabilities – net (Notes 4 and 7)	4,427	4,437
Derivative financial liabilities – net of current portion (Note 28)	1,460	1,869
Customers’ deposits (Note 28)	2,438	2,545
Pension and other employee benefits (Notes 3, 5 and 26)	13,131	13,439
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 22 and 28)	21,924	22,045

Total Noncurrent Liabilities	158,780	133,265

Current Liabilities
Accounts payable (Notes 23, 25, 27 and 28)	40,923	34,882
Accrued expenses and other current liabilities (Notes 3, 20, 21, 24, 25, 26 and 28)	82,678	74,256
Current portion of interest-bearing financial liabilities (Notes 3, 9, 21 and 28)	14,729	15,171
Provision for claims and assessments (Notes 3 and 27)	897	897
Dividends payable (Notes 20 and 28)	1,070	932
Current portion of derivative financial liabilities (Note 28)	254	105
Income tax payable (Note 7)	2,296	2,804

Total Current Liabilities	142,847	129,047

TOTAL LIABILITIES	301,627	262,312

TOTAL EQUITY AND LIABILITIES	436,295	399,638

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2014, 2013 and 2012

(in million pesos, except earnings per common share amounts which are in pesos)

	2014	2013	2012

REVENUES
Service revenues (Notes 3 and 4)	165,070	164,052	159,738
Non-service revenues (Notes 3, 4 and 5)	5,892	4,279	3,295

	170,962	168,331	163,033

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	31,379	30,304	32,354
Compensation and employee benefits (Notes 3, 5 and 26)	18,749	21,369	21,999
Repairs and maintenance (Notes 13, 18 and 25)	14,988	13,107	12,604
Cost of sales (Notes 5, 18 and 25)	13,512	11,806	8,747
Selling and promotions (Note 25)	10,619	9,776	9,708
Interconnection costs	10,507	10,610	11,105
Professional and other contracted services (Note 25)	7,748	7,173	6,050
Rent (Notes 3 and 25)	6,605	6,041	5,860
Asset impairment (Notes 3, 4, 5, 9, 10, 17, 18 and 28)	6,046	5,543	5,286
Taxes and licenses (Note 27)	4,563	3,925	3,506
Insurance and security services (Note 25)	1,884	1,815	1,564
Communication, training and travel (Note 25)	1,552	1,417	1,353
Amortization of intangible assets (Notes 3, 4 and 15)	1,149	1,020	921
Other expenses	1,156	1,609	1,472

	130,457	125,515	122,529

	40,505	42,816	40,504

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	3,841	2,742	1,538
Interest income (Notes 4, 5, 12 and 16)	752	932	1,354
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	(101)	511	(2,009)
Foreign exchange gains (losses) – net (Notes 4, 9 and 28)	(382)	(2,893)	3,282
Financing costs – net (Notes 4, 5, 9, 21 and 28)	(5,320)	(6,589)	(6,876)
Other income – net (Notes 3, 4 and 13)	4,853	4,113	5,813

	3,643	(1,184)	3,102

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	44,148	41,632	43,606
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	10,058	8,248	8,050

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	34,090	33,384	35,556
NET INCOME FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	—	2,069	543

NET INCOME (Note 4)	34,090	35,453	36,099

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	34,091	35,420	36,148
Noncontrolling interests (Notes 4 and 8)	(1)	33	(49)

	34,090	35,453	36,099

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	157.51	163.67	167.07
Diluted	157.51	163.67	167.07

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	157.51	154.09	164.55
Diluted	157.51	154.09	164.55

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2014, 2013 and 2012

(in million pesos)

	2014	2013	2012
NET INCOME (Note 4)	34,090	35,453	36,099
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net gains (losses) on available-for-sale financial investments:	8,144	(8)	23
Gains (losses) from changes in fair value recognized during the year (Note 11)	8,144	(7)	25
Income tax related to fair value adjustments charged directly to equity (Note 7)	—	(1)	(2)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	34	(92)	—
Foreign currency translation differences of subsidiaries	(3)	794	(795)
Net transactions on cash flow hedges:	(74)	(16)	92
Net fair value gains (losses) on cash flow hedges (Note 28)	(94)	—	92
Income tax related to fair value adjustments charged directly to equity (Note 7)	20	(16)	—

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	8,101	678	(680)

Revaluation increment on investment properties:	364	(1)	31
Fair value adjustment of property, plant and equipment transferred to investment properties during the year (Note 13)	476	—	1
Depreciation of revaluation increment in investment properties transferred to property, plant and equipment (Note 9)	(2)	(2)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	(110)	1	32
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	(391)	1,112	—
Actuarial losses on defined benefit obligations:	(4,874)	(9,156)	(6,233)
Remeasurement in actuarial losses on defined benefit obligations	(6,952)	(13,005)	(8,885)
Income tax related to remeasurement adjustments (Note 7)	2,078	3,849	2,652

Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(4,901)	(8,045)	(6,202)

Total Other Comprehensive Income (Loss) – Net of Tax	3,200	(7,367)	(6,882)

TOTAL COMPREHENSIVE INCOME	37,290	28,086	29,217

ATTRIBUTABLE TO:
Equity holders of PLDT	37,287	28,061	29,268
Noncontrolling interests	3	25	(51)

	37,290	28,086	29,217

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income (Loss)	Reserves of a Disposal Group Classified as Held-for-Sale	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2014	510	1,093	(6,505)	130,562	22,968	(11,481)	—	137,147	179	137,326
Total comprehensive income:	—	—	—	—	34,091	3,196	—	37,287	3	37,290
Net income (Notes 4 and 8)	—	—	—	—	34,091	—	—	34,091	(1)	34,090
Other comprehensive income (Note 6)	—	—	—	—	—	3,196	—	3,196	4	3,200
Cash dividends (Note 20)	—	—	—	—	(40,029)	—	—	(40,029)	(29)	(40,058)
Issuance of capital stock – net (Note 20)	—	—	—	—	—	—	—	—	163	163
Acquisition and dilution of noncontrolling interests (Notes 2 and 14)	—	—	—	(41)	—	—	—	(41)	(12)	(53)

Balances as at December 31, 2014	510	1,093	(6,505)	130,521	17,030	(8,285)	—	134,364	304	134,668

Balances as at January 1, 2013	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734
Total comprehensive income:	—	—	—	—	35,420	(7,359)	—	28,061	25	28,086
Net income (Notes 4 and 8)	—	—	—	—	35,420	—	—	35,420	33	35,453
Other comprehensive loss (Note 6)	—	—	—	—	—	(7,359)	—	(7,359)	(8)	(7,367)
Cash dividends (Note 20)	—	—	—	—	(37,868)	—	—	(37,868)	(46)	(37,914)
Discontinued operations (Notes 2 and 6)	—	—	—	—	—	(735)	2,143	1,408	—	1,408
Acquisition and dilution of noncontrolling interests	—	—	—	(4)	—	—	—	(4)	16	12

Balances as at December 31, 2013	510	1,093	(6,505)	130,562	22,968	(11,481)	—	137,147	179	137,326

Balances as at January 1, 2012	4,419	1,085	(6,505)	127,246	26,160	1,455	—	153,860	386	154,246
Total comprehensive income:	—	—	—	—	36,148	(6,880)	—	29,268	(51)	29,217
Net income (Notes 4 and 8)	—	—	—	—	36,148	—	—	36,148	(49)	36,099
Other comprehensive loss (Note 6)	—	—	—	—	—	(6,880)	—	(6,880)	(2)	(6,882)
Cash dividends (Note 20)	—	—	—	—	(36,997)	—	—	(36,997)	(7)	(37,004)
Issuance of capital stock – net (Note 20)	120	8	—	4,423	—	—	—	4,551	—	4,551
Redemption of preferred shares (Note 20)	(4,029)	—	—	—	—	—	—	(4,029)	—	(4,029)
Revaluation increment removed from other comprehensive income taken to retained earnings (Note 6)	—	—	—	—	105	(105)	—	—	—	—
Discontinued operations (Notes 2 and 6)	—	—	—	—	—	2,143	(2,143)	—	—	—
Acquisition and dilution of noncontrolling interests	—	—	—	(1,103)	—	—	—	(1,103)	(144)	(1,247)

Balances as at December 31, 2012	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2013 and 2012

(in million pesos)

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	44,148	41,632	43,606
Income before income tax and noncontrolling interest from discontinued operations (Note 2)	—	2,124	971

Income before income tax (Note 4)	44,148	43,756	44,577
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	31,379	30,457	32,820
Asset impairment (Notes 3, 4, 5, 9, 10, 17 and 18)	6,046	5,545	5,289
Interest on loans and other related items – net (Notes 4, 5, 9, 21 and 28)	4,987	4,669	5,430
Pension benefit costs (Notes 3, 5 and 26)	1,702	434	678
Amortization of intangible assets (Notes 3, 4 and 15)	1,149	1,075	1,101
Foreign exchange losses (gains) – net (Notes 4, 9 and 28)	382	2,889	(3,243)
Incentive plans (Notes 3, 5 and 26)	168	1,749	1,598
Accretion on financial liabilities – net (Notes 5, 21 and 28)	165	1,541	1,053
Losses (gains) on derivative financial instruments – net (Notes 4 and 28)	101	(512)	1,981
Losses (gains) on disposal of property, plant and equipment (Note 9)	42	86	(51)
Interest income (Notes 4, 5, 12 and 16)	(752)	(935)	(1,370)
Gains on disposal of associates (Note 10)	(1,448)	(2,056)	(1,760)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(3,841)	(2,604)	(1,538)
Gain on disposal of investments in subsidiaries	—	(2,404)	—
Gain on disposal of available-for-sale financial investments	—	—	(2,015)
Others	(950)	(401)	(1,170)

Operating income before changes in assets and liabilities	83,278	83,289	83,380
Decrease (increase) in:
Trade and other receivables	(10,547)	(1,790)	(8,338)
Inventories and supplies	(507)	254	386
Prepayments	(150)	(663)	97
Advances and other noncurrent assets	(117)	(59)	(108)
Increase (decrease) in:
Accounts payable	5,383	4,299	6,140
Accrued expenses and other current liabilities	6,146	2,615	11,112
Pension and other employee benefits	(5,586)	(2,611)	(2,245)
Customers’ deposits	(108)	17	257
Other noncurrent liabilities	4	(29)	(205)

Net cash flows generated from operations	77,796	85,322	90,476
Income taxes paid	(11,781)	(11,559)	(10,106)

Net cash flows from operating activities	66,015	73,763	80,370

CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received (Note 10)	1,855	438	784
Interest received	582	845	1,294
Proceeds from:
Maturity of investment in debt securities	3,022	241	380
Disposal of property, plant and equipment (Note 9)	253	1,546	199
Maturity of short-term investments	110	—	—
Collection of notes receivable	25	—	—
Disposal of investment properties (Note 13)	5	—	108
Disposal of investment (Note 2)	3	12,075	—
Sale of net assets held-for-sale	—	2,298	1,913
Disposal of available-for-sale financial investments	—	—	3,567

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2014, 2013 and 2012

(in million pesos)

	2014	2013	2012
Payments for:
Purchase of short-term investments	(29)	(114)	(22)
Purchase of shares of noncontrolling interests – net of cash acquired	(63)	(6)	(841)
Purchase of subsidiaries – net of cash acquired	(139)	—	(817)
Purchase of investments in associates and joint ventures	(300)	(7)	(2,842)
Deposit for future PDRs subscription (Note 10)	(300)	(5,550)	(6,000)
Acquisition of intangible assets (Note 15)	(330)	(290)	—
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9 and 21)	(442)	(421)	(914)
Purchase of investment in debt securities	(1,420)	(2,287)	(208)
Purchase of available-for-sale financial investments (Note 11)	(19,711)	(16)	(4)
Increase in notes receivable	—	(1,224)	—
Additions to property, plant and equipment (Notes 4 and 9)	(34,317)	(28,417)	(35,482)
Increase in advances and other noncurrent assets	(490)	(156)	(173)

Net cash flows used in investing activities	(51,686)	(21,045)	(39,058)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	41,329	39,798	50,319
Issuance of capital stock (Note 20)	166	—	227
Availments of long-term financing for capital expenditures	—	868	—
Notes payable	—	—	1,825
Payments for:
Obligations under finance leases	(6)	(12)	(12)
Redemption of shares	(51)	(5)	(62)
Long-term financing for capital expenditures	(84)	—	(1,471)
Debt issuance costs (Note 21)	(293)	(213)	(121)
Derivative financial instruments (Note 28)	(596)	(453)	(1,126)
Interest – net of capitalized portion (Notes 5 and 21)	(4,736)	(4,959)	(5,355)
Long-term debt (Note 21)	(15,726)	(57,033)	(45,341)
Cash dividends (Note 20)	(39,900)	(37,804)	(36,934)
Redemption of liabilities	—	—	(289)
Trust fund for redemption of shares	—	—	(5,561)
Notes payable	—	—	(4,727)

Net cash flows used in financing activities	(19,897)	(59,813)	(48,628)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	322	704	(445)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,246)	(6,391)	(7,761)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	31,905	38,296	46,057

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	26,659	31,905	38,296

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2014. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2014. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2014, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2014. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 43 million ADSs outstanding as at December 31, 2014.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments (Wireless, Fixed Line and Others), we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 were approved and authorized for issuance by the Board of Directors on March 26, 2015, as reviewed and recommended for approval by the Audit Committee on March 17, 2015.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB. The Parent Company files its separate financial statements with the Philippine Securities and Exchange Commission, or Philippine SEC.

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

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2014 and 2013:

			Percentage of Ownership
	Place of		2014		2013
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.00
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.00
I-Contacts Corporation	Philippines	Call center services	—	100.0	—	100.00
Smart e-Money, Inc., or SMI, (formerly Smarthub, Inc.)(a)	Philippines	Provide and market certain mobile payment services	—	100.0	—	100.00
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	—	100.0	—	100.00
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.00
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.00
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.00
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.00
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.00
elnnovations Holdings Pte. Ltd. (formerly Smarthub Pte. Ltd.), or eInnovations(b):	Singapore	Investment company	—	100.0	—	100.00
Takatack Pte. Ltd., or Takatack, (formerly SmartConnect Global Pte. Ltd.)(c)	Singapore	Development of leading enhanced data rates for GSM evolution, voice communications and information technology, or IT, based solutions	—	100.0	—	100.00
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Voyager Innovations, Inc., or Voyager(d)	Philippines	Mobile applications development and services	—	100.0	—	100.00
Wifun, Inc., or Wifun(e)	Philippines	Software developer and selling of WiFi access equipment	—	87.0	—	—
Telesat, Inc.(f)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(f)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—

			Percentage of Ownership
	Place of		2014		2013
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group(g)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
iPlus Intelligent Network, Inc., or iPlus(h)	Philippines	Managed IT outsourcing	—	—	—	100.0
Curo Teknika, Inc., or Curo(i)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(j)	Philippines	Internet-based purchasing, IT consulting and professional services	—	99.8	—	99.2
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc.(f)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Capital Philippines Ltd., or DCPL(k)	British Virgin Islands	Telecommunications services	—	99.6	—	99.6
Digitel Information Technology Services, Inc.(l)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Co., Inc., or PG1(m)	Philippines	Air transportation business	65.0	—	50.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries(n)	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	60.0	—
Others
PLDT Global Investments Holdings, Inc., or PGIH, (formerly SPi Global Holdings, Inc.)(o)	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiary(p)	Singapore	Investment company	100.0	—	—	—
Mabuhay Investments Corporation, or MIC(f)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.8

(a)	On July 12, 2013, the Philippine SEC approved the change in the business name of Smarthub, Inc. to Smart e-Money, Inc.
(b)	On February 24, 2015, the Accounting and Corporate Regulatory Authority of Singapore approved the change in the business name of Smart Hub Pte. Ltd. to elnnovations.
(c)	On September 29, 2013, by a special resolution of the Board of Directors of SmartConnect Global Pte. Ltd., resolved to change its registered business name to Takatack Pte. Ltd.
(d)	On January 7, 2013, Voyager was registered with the Philippine SEC to provide mobile applications development and services.
(e)	On November 18, 2014, Smart acquired an 86.96% equity interest in Wifun. See Note 14 – Business Combinations – Smart’s Acquisition of Wifun.
(f)	Ceased commercial operations.
(g)	On January 28, 2014, IPCDSI acquired a 100% equity interest in Rack I.T. Data Center, Inc., or Rack IT. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT.
(h)	On April 8, 2014, ePLDT sold its 100% stake in iPlus through a management buyout for a consideration of Php42 million.

(i)	On October 30, 2013, Curo was incorporated to take-on the Outsourced IT Services as a result of the spin-off of iPlus.
(j)	In 2014, ePLDT acquired an additional 0.6% equity interest in AGS from its minority shareholders thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8%.
(k)	Liquidated in January 2013.
(l)	Corporate life shortened until June 2013.
(m)

On March 10, 2014, PLDT acquired an additional 37.5 million shares of PG1, thereby increasing its ownership from 50% to 65%. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

(n)

In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash into PGNL amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

(o)

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

(p)

On August 1, 2014, PLDT Digital was incorporated to be the holding company of PLDT Online Investments Pte. Ltd., or PLDT Online, an entity that holds an investment in Rocket Internet AG, or Rocket. See Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket.

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

Following the voluntary delisting of the common stock of PCEV from the PSE on May 18, 2012, PCEV’s Board of Directors and stockholders approved on June 6, 2012 and July 31, 2012, respectively, the following resolutions and amendments to the articles of incorporation of PCEV: to decrease the authorized capital stock of PCEV, increase the par value of PCEV’s common stock (and thereby decrease the number of shares of such common stock) and decrease the number of shares of preferred stock of PCEV as follows:

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

As a consequence of the foregoing, the number of outstanding shares of PCEV common stock decreased to 555,716 from 11,683,156,455 (exclusive of treasury shares).

On June 24, 2014, PCEV’s Board of Directors approved a repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000.00 per share. The buyback program was valid until December 31, 2014.

In 2014, the number of holders of PCEV common stock decreased to 97. Because the number of shareholders became less than 100, PCEV filed a petition to the Philippine SEC for the suspension of duty to file reports under Section 17 of the Philippine SEC Regulation Code on December 22, 2014. As at March 26, 2015, PCEV is still awaiting for the decision of the Philippine SEC.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT. The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

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

As at March 26, 2015, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale as at December 31, 2014. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the year ended December 31, 2012 were presented as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

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

The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the four months ended April 30, 2013 (closing period of the sale) and for the year ended December 31, 2012 are as follows:

	April 30,	December 31,
	2013	2012
	(in million pesos)
Revenues (Notes 3 and 4)	3,132	9,142

Expenses:
Compensation and employee benefits (Notes 3 and 26)	2,047	5,630
Professional and other contracted services (Note 25)	267	654
Depreciation and amortization (Notes 3, 4 and 9)	153	466
Repairs and maintenance (Note 25)	129	428
Communication, training and travel	118	361
Rent (Notes 3 and 25)	86	263
Amortization of intangible assets (Notes 3 and 15)	55	180
Selling and promotions	27	78
Insurance and security services (Note 25)	21	63
Taxes and licenses	14	43
Asset impairment (Note 5)	—	3
Other expenses	57	110

	2,974	8,279

	158	863

Other income (expenses):
Foreign exchange gains (losses) – net	4	(39)
Interest income	3	16
Gains on derivative financial instruments – net	1	28
Financing costs	(4)	(24)
Other income – net*	1,962	127

	1,966	108

Income before income tax from discontinued operations	2,124	971
Provision for income tax (Notes 3 and 7)	55	428

Income after tax from discontinued operations (Note 8)	2,069	543

Earnings per share (Note 8):
Basic – income from discontinued operations	9.58	2.52
Diluted – income from discontinued operations	9.58	2.52

*	Includes gain on sale of BPO business of Php2,164 million in 2013.

As indicated above, the sale of BPO segment was completed on April 30, 2013. Thus, our consolidated statement of financial position as at December 31, 2013 do not include any assets and liabilities of the BPO segment.

The net cash flows used by the BPO segment for the four months ended April 30, 2013 (closing period of the sale) and for the year ended December 31, 2012 are as follows:

	April 30,	December 31,
	2013	2012
	(in million pesos)
Operating activities	144	1,926
Investing activities	(1,202)	(712)
Financing activities	(10)	(608)
Net effect of foreign exchange rate changes on cash and cash equivalents	(67)	(45)

Net cash outflow	(1,135)	561

PLDT’s Acquisition of Subscription Assets of Digitel

On July 1, 2013, PLDT entered into an agreement to acquire the subscription assets of Digitel for a total cost of approximately Php5.3 billion. The agreement covers the transfer, assignment and conveyance of Digitel’s subscription agreements and subscriber list, and includes a transition mechanism to ensure uninterrupted availability of services to the Digitel subscribers until migration to the PLDT network is completed. This transaction is eliminated at the Group level, therefore, it has no significant impact on our consolidated financial statements.

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement with a third party to acquire 100% ownership of Rack IT for a total purchase price of Php164 million. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. The Sucat Data Center held its inauguration on December 3, 2014. Rack IT started commercial operations on February 20, 2015. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT for more details.

PLDT’s Acquisition of Additional Shares of PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by Jubilee Sky Limited, or JSL, which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased, which was completed on March 10, 2014, was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In 2014, ePLDT acquired an additional 0.6% in AGS from its minority shareholders for a total consideration of Php0.6 million, thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8% as at December 31, 2014.

Smart’s Acquisition of Wifun

On November 18, 2014, Smart acquired an 86.96% equity interest in Wifun for total cash consideration of Php70 million, of which Php35 million was paid in December 2014, Php6 million is payable in April 2015 and Php29 million is payable upon capital call of Wifun. Wifun was incorporated in the Philippines in 2013 and is engaged in the business of selling software solutions, telecommunications equipment and gadgets, and providing WiFi access. See Note 14 – Business Combinations – Smart’s Acquisition of Wifun.

Investment in mePay Operations Philippines, Inc., or mePay Ops

mePay Ops was incorporated in the Philippines on February 10, 2015 to market, sell and distribute payment solutions and other related services. mePay Ops is 60% and 40% owned by SMI and Smart, respectively, with an initial capitalization of Php1 million.

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following new standards and interpretations:

Amendments to IFRS 10, IFRS 12 and International Accounting Standards, or IAS, 27 – Investment Entities. These amendments are effective for annual periods beginning on or after January 1, 2014. They provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10, Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. The amendments must be applied retrospectively, subject to certain transition relief. These amendments are not relevant to us since none of our investees qualify as an investment entity under IFRS 10.

Amendments to IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments have no impact on our financial position or performance. The amendments to IAS 32 are applied retrospectively for annual periods beginning on or after January 1, 2014.

Amendments to IAS 36, Impairment of Assets Recoverable Amount of Disclosures for Non-Financial Assets. These amendments remove the unintended consequences of IFRS 13, Fair Value Measurement, on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets cash-generating units, or CGUs, for which impairment loss has been recognized or reversed during the period. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which IFRS 13 is not applied. The amendments affect disclosures only and have no significant impact on our financial position or performance.

Amendments to IAS 39, Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. We have not novated our derivatives during the current year. However, these amendments would be considered for future novations.

IFRIC 21, Levies. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The interpretation has no significant impact on our financial position or performance as we have applied the recognition principle under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, consistent with the requirements of the IFRIC 21 in prior years. Retrospective application is required for IFRIC 21.

Improvements to IFRS

The Annual Improvements to IFRSs (2010-2012 Cycle) contain necessary but non-urgent amendments to the following standards:

IFRS 2, Share-based Payment – Definition of Vesting Condition. This improvement revised the definitions of vesting condition and market condition, and added the definitions of performance condition and service condition to clarify various issues. This amendment shall be prospectively applied to share-based payment transactions for which the grant date is on or after July 1, 2014. This amendment does not apply to us as we have no share-based payments.

IFRS 3, Business Combinations – Accounting for Contingent Consideration in a Business Combination. The amendment clarifies that a contingent consideration that meets the definition of a financial instrument should be classified as a financial liability or as equity in accordance with IAS 32. Contingent consideration that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IAS 39. The amendment shall be prospectively applied to business combinations for which the acquisition date is on or after July 1, 2014. We shall consider this amendment for future business combinations.

IFRS 13, Fair Value Measurement – Short-term Receivables and Payables. The amendment clarifies that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial. This amendment has no impact on our consolidated financial statements.

The Annual Improvements to IFRS (2011-2013 Cycle) contain necessary but non-urgent amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards – Meaning of “Effective IFRSs”. The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but that permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment is not applicable to us as we are not a first-time adopter of IFRS.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in the form of negative goodwill is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control or joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange managerial personnel with the investee; or (e) provision of essential technical information.

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

When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

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

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

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

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

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

The functional and presentation currency of the entities under PLDT Group (except for SMHC, SMI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka, eInnovations, Takatack, 3rd Brand, CPL and ABM Global Solutions Pte. Ltd., or AGSPL, (formerly CITP Singapore Pte. Ltd., or CISP), Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, ABMGS Sdn. Bhd. (formerly BayanTrade (Malaysia) Sdn Bhd., or BTMS), PT Advance Business Microsystems Global Solutions (formerly PT Columbus IT Indonesia, or PTCI) is the Philippine peso.

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

The functional currency of SMHC, SMI, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka is the U.S. dollar; the functional currency of eInnovations, Takatack, 3rd Brand, CPL and AGSPL, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of BTMS is the Malaysian ringgit; and the functional currency of PTCI is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

In the consolidated income statements, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statements.

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

Financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, except in the case of financial assets recorded at FVPL.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income – net”, respectively.

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

Our financial assets at FVPL include portions of short-term investments and short-term currency swap as at December 31, 2014 and 2013. See Note 28 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include trade and other receivables, portions of investment in debt securities and other short-term and long-term investments, and portions of advances and other noncurrent assets as at December 31, 2014 and 2013. See Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

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

Our HTM investments include portion of investment in debt securities and other long-term investments as at December 31, 2014 and 2013. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

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

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2014 and 2013. See Note 28 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

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

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2014 and 2013. See Note 28 – Financial Assets and Liabilities.

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

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2014 and 2013. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

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

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost, less any impairment loss on that investment previously recognized in our consolidated income statement and the current fair value. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

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

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

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

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 28 – Financial Assets and Liabilities for more details.

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

We use an interest rate swap agreement to our interest rate exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities – PLDT, DMPI and Smart.

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

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 28 – Financial Assets and Liabilities for more details.

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

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the period shall not exceed the amount of borrowing costs incurred during that period.

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

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties as accredited by the Philippine SEC. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

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

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

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

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

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

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

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

The following assets have specific characteristics for impairment testing:

Property, plant and equipment and intangible assets with definite useful lives

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment, Note 9 – Property, Plant and Equipment and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates, Joint Ventures and Deposits for further disclosures relating to impairment of non-financial assets.

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

Intangible assets with indefinite useful lives

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Interest income” in our consolidated income statement.

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

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments, certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or • (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and quoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are acting as a principal when we have the significant risks and rewards associated with the rendering of telecommunication services. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the cost of the provision of service. Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text Prepaid and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Value-Added Services, or VAS

Revenues from VAS include MMS, content downloading (inclusive of browsing) and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue.

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

Product-based incentives provided to retailers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

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

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in our consolidated income statement.

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

Retirement costs consist of the following:

•	Service cost;

•	Net interest on the net defined benefit asset or obligation; and

•	Remeasurements of net defined benefit asset or obligation

Service cost (which includes current service costs, past service costs and gains or losses on non-routine settlements) is recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they arise. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 26 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under Republic Act 7641, or R.A. 7641, otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 26 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from the 2012 to 2014 Long-term Incentive Plan, or the 2012 to 2014 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss. See Note 26 – Employee Benefits – Other Long-term Employee Benefits for more details.

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

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term using the EIR.

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

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

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

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by IFRSs.

New Accounting Standards, Amendments and Interpretations to Existing Standards Effective Subsequent to December 31, 2014

We will adopt the following standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these standards, amendments and interpretations to IFRS to have a significant impact on our consolidated financial statements.

Effective January 1, 2015

Amendments to IAS 19, Employee Benefits – Defined Benefit Plans: Employee Contributions. The amendments apply to contributions from employees or third parties to defined benefit plans. Contributions that are set out in the formal terms of the plan shall be accounted for as reductions to current service costs if they are linked to service. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. The amendments to IAS 19 are to be retrospectively applied for annual periods beginning on or after July 1, 2014. The amendments do not apply to us since our employees are not required to make contributions to the Plan.

The Annual Improvements to IFRSs (2010-2012 Cycle) contain necessary but non-urgent amendments to the following standards:

IFRS 8, Operating Segments – Aggregation of Operating Segments and Reconciliation of the Total of Reportable Segments’ Assets to the Entity’s Assets. The amendments require entities to disclose the judgment made by management in applying the aggregation criteria in the standard. This disclosure should include a brief description of the operating segments that have been aggregated in this way and the economic characteristics used to assess whether the segments are “similar”. The amendments also clarify that an entity shall provide reconciliations of the total of reportable segments’ assets to the entity’s assets if such reconciliations are regularly provided to the chief operating decision maker, similar to the required disclosure for segment liabilities. These amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no significant impact on our financial position or performance.

IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – Revaluation Method – Proportionate Restatement of Accumulated Depreciation and Amortization. The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to the observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendment has no significant impact on our financial position or performance.

IAS 24, Related Party Disclosures – Key Management Personnel. The amendment is applied retrospectively and clarifies that a management entity that provides key management personnel services is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no significant impact on our financial position or performance.

The Annual Improvements to IFRSs (2011-2013 Cycle) contain necessary but non-urgent amendments to the following standards:

IFRS 3, Business Combinations – Scope Exceptions for Joint Arrangements. The amendment clarifies that IFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively.

IFRS 13, Fair Value Measurement – Portfolio Exception. The amendment clarifies that the portfolio exception in IFRS 13 can be applied to financial assets, financial liabilities and other contracts within the scope of IAS 39. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position and performance.

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

Effective January 1, 2016

Amendments to IFRS 11, Joint Arrangements – Accounting for Acquisitions of Interests in Joint Operations. The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, the scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. We shall consider these amendments for future acquisition of an interest in a joint operation.

Amendments to IAS 16 and IAS 38, Intangible Assets – Clarification of Acceptable Methods of Depreciation and Amortization. The amendments clarify that a depreciation method that is based on revenue generated by an activity that includes the use of an asset is not appropriate as such methods reflect a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits. The amendments are to be applied prospectively for annual periods beginning on or after January 1, 2016. The amendments have no significant impact on our financial position or performance since our depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 41, Agriculture – Bearer Plants. The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to us as we do not have any bearer plants.

Amendments to IAS 27, Separate Financial Statements – Equity Method in Separate Financial Statements. The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on our consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Instruments and IAS 28, Investments in Associates and Joint Ventures – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. These amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. These amendments are effective from annual periods beginning on or after January 1, 2016.

IFRS 14, Regulatory Deferral Accounts. IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Since we are an existing IFRS preparer, this standard would not apply.

The Annual Improvements to IFRSs (2012-2014 Cycle) contain necessary but non-urgent amendments to the following standards:

IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations – Changes in Methods of Disposal. The amendment is applied prospectively and clarifies that changing from a disposal through sale to a disposal through distribution to owners and vice-versa should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. The amendment also clarifies that changing the disposal method does not change the date of classification.

IFRS 7, Financial Instruments: Disclosures – Servicing Contracts. IFRS 7 requires an entity to provide disclosures for any continuing involvement in a transferred asset that is derecognized in its entirety. The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and arrangement against the guidance in IFRS 7 in order to assess whether the disclosures are required. The amendment is to be applied such that the assessment of which servicing contracts constitute continuing involvement will need to be done retrospectively. However, comparative disclosures are not required to be provided for any period beginning or after the annual period in which the entity first applies the amendments.

IFRS 7 – Applicability of the Amendments to IFRS 7 to Condensed Interim Financial Statements. This amendment is applied retrospectively and clarifies that the disclosures on offsetting of financial assets and financial liabilities are not required in the condensed interim financial report unless they provide a significant update to the information reported in the most recent annual report.

IAS 19, Employee Benefits – Regional Market Issue Regarding Discount Rate. This amendment is applied prospectively and clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used.

IAS 34, Interim Financial Reporting – Disclosure of Information “Elsewhere in the Interim Financial Report”. The amendment is applied retrospectively and clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report (e.g., in the management commentary or risk report).

Effective January 1, 2017

IFRS 15, Revenue from Contract with Customers. IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customers. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. We are currently assessing the impact of IFRS 15.

Effective January 1, 2018

IFRS 9, Financial Instruments (2014 version). In July 2014, the final version of IFRS 9, Financial Instruments, was issued. IFRS 9 reflects all phrases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 is permitted if the date of initial application is before February 1, 2015.

The adoption of IFRS 9 will have an effect on the classification and measurement of our financial assets and impairment methodology for financial assets, and will have impact on the classification and measurement of the financial liabilities. The adoption will also have an effect on our application of hedge accounting. We are currently assessing the impact of adopting this standard.

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

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 and for the year ended December 31, 2012 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, SMI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka, which use the U.S. dollar; (b) eInnovations, Takatack, 3rd Brand, CPL and CISP, which use the Singapore dollar; (c) CCCBL, which use the Chinese renminbi; (d) BTMS, which use the Malaysian ringgit; and (e) PTCI, which use the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php6,605 million, Php6,041 million and Php5,860 million for the years ended December 31, 2014, 2013 and 2012, respectively, while that from discontinued operations amounted to nil, Php86 million and Php263 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total finance lease obligations amounted to Php6 million and Php12 million as at December 31, 2014 and 2013, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

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

Based on our judgment at PLDT Group level, ePLDT’s investments in PDRs give ePLDT a significant influence over Satventures and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php9,575 million and Php9,522 million as at December 31, 2014 and 2013, respectively. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in MediaQuest.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

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

Determining the recoverable amount of property, plant and equipment, investments in associates, joint ventures and deposits, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

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

In 2014, SBI and PDSI recognized impairment losses on the net book values of their Canopy and Wimax equipment. Canopy and Wimax technologies have been becoming less preferable as telecommunications operators shift to Long-Term Evolution, or LTE, which offers improved speed from and compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out Time Duplex, or TD, LTE sites in 2014 and 2015 and migrate all existing Canopy and Wimax subscribers to the new technology as network coverage for TD LTE increases. Total impairment losses amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

In 2014, PLDT implemented a massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT has recognized an impairment provision on the net book value of certain transmission facilities replaced by the program amounting to Php227 million.

Total asset impairment on noncurrent assets amounted to Php3,844 million, Php2,143 million and Php2,896 million for the years ended December 31, 2014, 2013 and 2012.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

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

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php31,379 million, Php30,304 million and Php32,354 million for the years ended December 31, 2014, 2013 and 2012, respectively, while that from discontinued operations amounted to nil, Php153 million and Php466 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php191,984 million and Php192,665 million as at December 31, 2014 and 2013, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Estimating useful lives of intangible assets with finite life

Intangible assets with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets from continuing operations with finite life amounted to Php1,149 million, Php1,020 million and Php921 million for the years ended December 31, 2014, 2013 and 2012, respectively, while that from discontinued operations amounted to nil, Php55 million and Php180 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total carrying values of intangible assets with finite life amounted to Php6,173 million and Php7,286 million as at December 31, 2014 and 2013, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Goodwill and intangible assets with indefinite useful life

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Total carrying values of goodwill and intangible assets with indefinite useful life amounted to Php66,669 million and Php66,632 million as at December 31, 2014 and 2013, respectively. See Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or the OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php10,248 million and Php12,426 million as at December 31, 2014 and 2013, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,259 million and Php4,496 million as at December 31, 2014 and 2013, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php1,024 million, Php4,401 million and Php919 million for the years ended December 31, 2014, 2013 and 2012, respectively, while provision for deferred income tax from discontinued operations amounted to nil, Php30 million and Php28 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total consolidated net deferred income tax assets amounted to Php17,131 million and Php14,181 million as at December 31, 2014 and 2013, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php2,023 million, Php3,171 million and Php2,175 million for the years ended December 31, 2014, 2013 and 2012, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php29,151 million and Php17,564 million as at December 31, 2014 and 2013, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using the projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php1,702 million, Php856 million and Php584 million for the years ended December 31, 2014, 2013 and 2012, respectively, while net consolidated pension benefit costs from discontinued operations amounted to nil, Php9 million and Php170 million for the years ended December 31, 2014, 2013 and 2012, respectively. The prepaid benefit costs amounted to Php65 million and Php199 million as at December 31, 2014 and 2013, respectively. The accrued benefit costs amounted to Php13,131 million and Php10,310 million as at December 31, 2014 and 2013, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014, 2013 and 2012 amounted to Php168 million, Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php3,297 million and Php3,129 million as at December 31, 2014 and 2013, respectively. The LTIP liability as at December 31, 2014 was paid on March 10, 2015. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,068 million and Php2,144 million as at December 31, 2014 and 2013, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

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

Revenues earned from multiple element agreements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with IAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2014 amounted to Php3,315 million and Php139,207 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2013 amounted to Php4,711 million and Php113,911 million, respectively. See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the chief operating decision maker, which we refer to as our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; Wifun, our portal enabler company; SBI and PDSI, our wireless broadband service providers; Voyager and Chikka Group, our wireless content operators; ACeS Philippines, our satellite operator; and certain subsidiaries of PLDT Global, our mobile virtual network operations provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 6% of our consolidated fixed line subscribers; information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI Group, AGS Group and Curo; distribution of Filipino channels and content services provided by PGNL and its subsidiaries; air transportation service provided by PG1; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PGIH, PLDT Digital and its subsidiary, MIC, PGIC and PCEV, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

As at December 31, 2014, our Management Committee categorized PLDT Group’s business activities into three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, the results of operations of our BPO business for the four months ended April 30, 2013 and for the year ended December 31, 2012 have been presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or Adjusted EBITDA; Adjusted EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in our consolidated financial statements.

Adjusted EBITDA for the year is measured as net income from continuing operations excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.

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

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS.

The segment revenues, net income, and other segment information of our reportable operating segments as at and for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2014
Revenues
External customers	117,297	53,665	—	—	170,962
Service revenues (Note 3)	113,455	51,615	—	—	165,070
Non-service revenues (Notes 3 and 5)	3,842	2,050	—	—	5,892
Inter-segment transactions	1,582	13,570	—	(15,152)	—
Service revenues (Note 3)	1,582	13,549	—	(15,131)	—
Non-service revenues (Notes 3 and 5)	—	21	—	(21)	—

Total revenues	118,879	67,235	—	(15,152)	170,962

Results
Depreciation and amortization (Notes 3 and 9)	16,375	15,004	—	—	31,379
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	5,620	426	—	—	6,046
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(11)	63	3,789	—	3,841
Interest income (Note 5)	217	350	295	(110)	752
Financing costs – net (Notes 5, 9, 21 and 28)	1,646	3,724	60	(110)	5,320
Provision for income tax (Notes 3 and 7)	7,158	2,818	82	—	10,058
Net income / Segment profit	21,895	6,722	5,473	—	34,090
Adjusted EBITDA	50,917	25,612	(56)	404	76,877
Adjusted EBITDA margin	44%	39%	—	(3%)	47%
Core income	25,176	6,691	5,543	—	37,410

Assets and liabilities
Operating assets	200,981	199,098	34,791	(57,752)	377,118
Investments in associates, joint ventures and deposits (Notes 3 and 10)	492	11,956	29,598	—	42,046
Deferred income tax assets – net (Notes 3 and 7)	3,504	13,627	—	—	17,131

Total assets	204,977	224,681	64,389	(57,752)	436,295

Operating liabilities	143,463	169,706	13,867	(29,836)	297,200
Deferred income tax liabilities – net (Notes 3 and 7)	3,367	1,015	45	—	4,427

Total liabilities	146,830	170,721	13,912	(29,836)	301,627

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	23,048	11,711	—	—	34,759

December 31, 2013
Revenues
External customers	117,615	50,716	—	—	168,331
Service revenues (Note 3)	114,971	49,081	—	—	164,052
Non-service revenues (Notes 3 and 5)	2,644	1,635	—	—	4,279
Inter-segment transactions	1,708	12,851	—	(14,559)	—
Service revenues (Note 3)	1,708	12,789	—	(14,497)	—
Non-service revenues (Notes 3 and 5)	—	62	—	(62)	—

Total revenues	119,323	63,567	—	(14,559)	168,331

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)

Results
Depreciation and amortization (Notes 3 and 9)	16,358	13,946	—	—	30,304
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	3,918	1,625	—	—	5,543
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(54)	(86)	2,882	—	2,742
Interest income (Note 5)	324	392	249	(33)	932
Financing costs – net (Notes 5, 9, 21 and 28)	3,232	3,390	—	(33)	6,589
Provision for (benefit from) income tax (Notes 3 and 7)	8,862	(698)	84	—	8,248
Net income / Segment profit	21,921	7,809	3,508	146	35,453
Continuing operations	21,921	7,809	3,508	146	33,384
Discontinued operations (Notes 2 and 8)	—	—	—	—	2,069
Adjusted EBITDA from continuing operations	54,703	22,274	(5)	580	77,552
Adjusted EBITDA margin	47%	36%	—	(4%)	47%
Core income	26,499	9,061	3,110	146	38,717
Continuing operations	26,499	9,061	3,110	146	38,816
Discontinued operations	—	—	—	—	(99)

Assets and liabilities
Operating assets	195,212	172,293	15,522	(38,880)	344,147
Investments in associates, joint ventures and deposits (Notes 3 and 10)	—	11,685	29,625	—	41,310
Deferred income tax assets – net (Notes 3 and 7)	999	13,182	—	—	14,181

Total assets	196,211	197,160	45,147	(38,880)	399,638

Operating liabilities	133,977	143,891	1,220	(21,213)	257,875
Deferred income tax liabilities – net (Notes 3 and 7)	3,591	819	27	—	4,437

Total liabilities	137,568	144,710	1,247	(21,213)	262,312

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	17,092	11,746	—	—	28,838

December 31, 2012
Revenues
External customers	114,260	48,773	—	—	163,033
Service revenues (Note 3)	112,107	47,631	—	—	159,738
Non-service revenues (Notes 3 and 5)	2,153	1,142	—	—	3,295
Inter-segment transactions	1,672	11,473	—	(13,145)	—
Service revenues (Note 3)	1,672	11,440	—	(13,112)	—
Non-service revenues (Notes 3 and 5)	—	33	—	(33)	—

Total revenues	115,932	60,246	—	(13,145)	163,033

Results
Depreciation and amortization (Notes 3 and 9)	19,000	13,354	—	—	32,354
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	4,218	1,068	—	—	5,286
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(78)	108	1,508	—	1,538
Interest income (Note 5)	565	713	76	—	1,354
Financing costs – net (Notes 5, 9, 21 and 28)	2,683	4,193	—	—	6,876
Provision for (benefit from) income tax (Notes 3 and 7)	8,094	(51)	7	—	8,050
Net income / Segment profit	25,014	5,740	4,333	469	36,099
Continuing operations	25,014	5,740	4,333	469	35,556
Discontinued operations (Notes 2 and 8)	—	—	—	—	543

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
Adjusted EBITDA from continuing operations	54,480	20,089	(18)	837	75,388
Adjusted EBITDA margin	48%	34%	—	(6%)	47%
Core income	25,694	5,769	4,424	469	36,907
Continuing operations	25,694	5,769	4,424	469	36,356
Discontinued operations	—	—	—	—	551

Assets and liabilities
Operating assets	202,494	182,223	9,979	(36,933)	357,763
Investments in associates, joint ventures and deposits (Notes 3 and 10)	54	6,222	20,801	—	27,077
Deferred income tax assets – net (Notes 3 and 7)	754	6,471	—	—	7,225
Assets classified as held-for-sale	—	638	—	—	13,750

Total assets	203,302	195,554	30,780	(36,933)	405,815

Operating liabilities	134,524	138,338	4,788	(25,893)	251,757
Deferred income tax liabilities – net (Notes 3 and 7)	4,918	795	—	—	5,713
Liabilities directly associated with assets classified as held-for-sale	—	—	—	—	2,611

Total liabilities	139,442	139,133	4,788	(25,893)	260,081

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	22,058	13,726	612	—	36,396

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in million pesos)
Adjusted EBITDA from continuing operations	76,877	77,552	75,388
Add (deduct) adjustments to continuing operations:
Other income – net	4,853	4,113	5,813
Equity share in net earnings of associates and joint ventures (Note 10)	3,841	2,742	1,538
Interest income (Notes 5, 12 and 16)	752	932	1,354
Gains (losses) on derivative financial instruments – net (Note 28)	(101)	511	(2,009)
Foreign exchange gains (losses) – net (Note 28)	(382)	(2,893)	3,282
Amortization of intangible assets (Notes 3 and 15)	(1,149)	(1,020)	(921)
Fixed assets and other noncurrent asset impairment (Notes 3, 5 and 9)	(3,844)	(2,143)	(2,896)
Financing costs – net (Notes 5, 9, 21 and 28)	(5,320)	(6,589)	(6,876)
Provision for income tax (Notes 3 and 7)	(10,058)	(8,248)	(8,050)
Depreciation and amortization (Notes 3 and 9)	(31,379)	(30,304)	(32,354)
Retroactive effect of adoption of Revised IAS 19(1)	—	(1,269)	1,287

Total adjustments	(42,787)	(44,168)	(39,832)

Net income from continuing operations	34,090	33,384	35,556
Net income from discontinued operations (Note 8)	—	2,069	543

Consolidated net income	34,090	35,453	36,099

(1)

The Revised IAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in million pesos)
Core income from continuing operations	37,410	38,816	36,356
Core income from discontinued operations	—	(99)	551

Consolidated core income	37,410	38,717	36,907
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge costs (Note 28)	208	816	(1,689)
Net income (loss) attributable to noncontrolling interests	(1)	33	(49)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(79)	59	(91)
Foreign exchange gains (losses) – net (Note 28)	(382)	(2,893)	3,282
Fixed assets and other noncurrent asset impairment (Notes 3, 5 and 9)	(3,844)	(2,143)	(2,896)
Casualty losses due to typhoon “Yolanda”	—	(878)	—
Retroactive effect of adoption of Revised IAS 19(1)	—	(1,269)	1,287
Net tax effect of aforementioned adjustments	778	843	(644)

Total adjustments	(3,320)	(5,432)	(800)

Adjustments to discontinued operations	—	2,168	(8)

Net income from continuing operations	34,090	33,384	35,556
Net income from discontinued operations (Note 8)	—	2,069	543

Consolidated net income	34,090	35,453	36,099

(1)

The Revised IAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Core EPS from continuing operations	172.88	172.88	179.38	179.38	168.03	168.03
Core EPS from discontinued operations	—	—	(0.45)	(0.45)	2.55	2.55

Consolidated core EPS	172.88	172.88	178.93	178.93	170.58	170.58
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge costs (Note 28)	0.55	0.55	2.65	2.65	(5.47)	(5.47)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(0.37)	(0.37)	0.27	0.27	(0.42)	(0.42)
Foreign exchange gains (losses) – net (Note 28)	(1.40)	(1.40)	(9.61)	(9.61)	10.63	10.63
Fixed assets and other noncurrent asset impairment (Notes 3, 5 and 9)	(14.15)	(14.15)	(9.92)	(9.92)	(13.40)	(13.40)
Casualty losses due to typhoon “Yolanda”	—	—	(3.58)	(3.58)	—	—
Retroactive effect of adoption of Revised IAS 19(1)	—	—	(5.10)	(5.10)	5.18	5.18

Total adjustments	(15.37)	(15.37)	(25.29)	(25.29)	(3.48)	(3.48)

Adjustments to discontinued operations	—	—	10.03	10.03	(0.03)	(0.03)

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	157.51	157.51	154.09	154.09	164.55	164.55
EPS from discontinued operations attributable to common equity holders of PLDT (Note 8)	—	—	9.58	9.58	2.52	2.52

Consolidated EPS attributable to common equity holders of PLDT (Note 8)	157.51	157.51	163.67	163.67	167.07	167.07

(1)

The Revised IAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in million pesos)
Wireless services
Service revenues:
Cellular	102,353	104,278	102,044
Broadband, satellite and others	11,102	10,693	10,063

	113,455	114,971	112,107
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	3,842	2,644	2,153

Total wireless revenues	117,297	117,615	114,260

	2014	2013	2012
	(in million pesos)
Fixed line services
Service revenues:
Local exchange	16,487	16,173	16,357
International long distance	6,534	6,848	6,909
National long distance	3,986	4,205	4,678
Data and other network	23,731	21,077	18,975
Miscellaneous	877	778	712

	51,615	49,081	47,631
Non-service revenues:
Sale of computers	1,522	1,160	551
Point-product-sales (Note 5)	528	475	591

	2,050	1,635	1,142

Total fixed line revenues	53,665	50,716	48,773

Total revenues from continuing operations	170,962	168,331	163,033

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2014, 2013 and 2012.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	5,364	3,804	2,704
Point-product-sales	528	475	591

Total non-service revenues (Note 4)	5,892	4,279	3,295

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012
	(in million pesos)
Salaries and other employee benefits	16,637	17,034	17,462
Pension benefit costs (Notes 3 and 26)	1,702	828	525
Manpower rightsizing program, or MRP	242	1,869	2,521
Incentive plans (Notes 3 and 26)	168	1,638	1,491

Total compensation and employee benefits	18,749	21,369	21,999

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the years ended December 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	13,055	11,380	8,074
Cost of point-product-sales	432	376	593
Cost of satellite air time and terminal units (Note 25)	25	50	80

Total cost of sales	13,512	11,806	8,747

Asset Impairment

Asset impairment for the years ended December 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012
	(in million pesos)
Property, plant and equipment (Notes 3 and 9)	3,844	2,142	2,881
Trade and other receivables (Notes 3 and 17)	2,023	3,171	2,175
Inventories and supplies (Note 18)	179	229	215
Others	—	1	15

Total asset impairment	6,046	5,543	5,286

Interest Income

Interest income for the years ended December 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012
	(in million pesos)
Interest income on other loans and receivables	533	790	1,310
Interest income on HTM investments (Note 12)	211	135	31
Interest income on FVPL	8	7	13

Total interest income (Note 4)	752	932	1,354

Financing Costs – net

Financing costs – net for the years ended December 31, 2014, 2013 and 2012 consist of the following:

	2014	2013	2012
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	5,429	5,086	6,319
Financing charges	168	383	418
Accretion on financial liabilities (Notes 21 and 28)	165	1,541	1,053
Capitalized interest (Note 9)	(442)	(421)	(914)

Total financing costs – net (Note 4)	5,320	6,589	6,876

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains on available-for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial gain (losses) on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive income (loss) – net of tax
	(in million pesos)
Balances as at January 1, 2014	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)
Other comprehensive income (loss)	(7)	8,144	(74)	364	(4,874)	(357)	3,196	4	3,200

Balances as at December 31, 2014	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)

Balances as at January 1, 2013	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)
Other comprehensive income (loss)	802	(8)	(16)	(1)	(9,156)	1,020	(7,359)	(8)	(7,367)
Discontinued operations (Note 2)	(747)	—	12	—	—	—	(735)	—	(735)

Balances as at December 31, 2013	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)

Balances as at January 1, 2012	(1,014)	52	14	314	2,099	(10)	1,455	8	1,463
Revaluation increment removed from other comprehensive income taken to retained earnings	—	—	—	(105)	—	—	(105)	—	(105)
Other comprehensive income (loss)	(795)	23	92	31	(6,231)	—	(6,880)	(2)	(6,882)
Discontinued operations (Note 2)	2,250	—	(62)	—	(45)	—	2,143	—	2,143

Balances as at December 31, 2012	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	17,131	14,181
Net deferred income tax liabilities (Note 4)	4,427	4,437

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	4,484	3,623
Unamortized past service pension costs	3,026	2,312
Accumulated provision for doubtful accounts	2,579	2,597
Fixed asset impairment	2,531	125
Unearned revenues	2,179	2,980
Unrealized foreign exchange losses	1,475	1,548
Customer list	1,115	1,318
Provision for other assets	461	367
Derivative financial instruments	435	528
Accumulated write-down of inventories to net realizable values	210	205
NOLCO	100	130
MCIT	2	34
Undepreciated capitalized interest charges	(1,554)	(1,751)
Others	88	165

Total deferred income tax assets – net	17,131	14,181

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,973	3,182
Unrealized foreign exchange gains	689	675
Unamortized fair value adjustment on fixed assets from business combinations	511	644
Undepreciated capitalized interest charges	9	9
Others	245	(73)

Total deferred income tax liabilities – net	4,427	4,437

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	14,181	7,225
Net deferred income tax liabilities – balance at beginning of the year (Note 4)	(4,437)	(5,713)

Net balance at beginning of the year	9,744	1,512
Movement charged directly to other comprehensive income	1,988	3,833
Benefit from deferred income tax	1,024	4,401
Excess MCIT deducted against RCIT due	(33)	(9)
Others	(19)	7

Net balance at end of the year	12,704	9,744

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	17,131	14,181
Net deferred income tax liabilities – balance at end of the year (Note 4)	(4,427)	(4,437)

The analysis of our consolidated net deferred income tax assets as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	16,432	13,181
Deferred income tax assets to be recovered within 12 months	2,828	3,283

	19,260	16,464

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,666)	(1,645)
Deferred income tax liabilities to be settled within 12 months	(463)	(638)

	(2,129)	(2,283)

Net deferred income tax assets (Notes 3 and 4)	17,131	14,181

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	34	58
Deferred income tax assets to be recovered within 12 months	8	15

	42	73

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,728)	(4,005)
Deferred income tax liabilities to be settled within 12 months	(741)	(505)

	(4,469)	(4,510)

Net deferred income tax liabilities (Note 4)	(4,427)	(4,437)

Provision for (benefit from) corporate income tax from continuing operations for the years ended December 31, 2014, 2013 and 2012 consist of:

	2014	2013	2012
	(in million pesos)
Current	11,082	12,649	8,969
Deferred (Note 3)	(1,024)	(4,401)	(919)

	10,058	8,248	8,050

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(in million pesos)
Provision for income tax at the applicable statutory tax rate:
Continuing operations	13,244	12,490	13,082
Discontinued operations (Note 2)	—	637	291

	13,244	13,127	13,373

Tax effects of:
Nondeductible expenses	450	235	1,372
Income subject to lower tax rate	(110)	(702)	(834)
Income subject to final tax	(224)	(899)	(933)
Difference between OSD and itemized deductions	(242)	(1,397)	—
Income not subject to income tax	(417)	(622)	(1,853)
Equity share in net earnings of associates and joint ventures	(1,152)	(822)	(461)
Net movement in unrecognized deferred income tax assets and other adjustments	(1,491)	(617)	(2,186)

	(3,186)	(4,824)	(4,895)

Actual provision for corporate income tax:
Continuing operations	10,058	8,248	8,050
Discontinued operations (Note 2)	—	55	428

	10,058	8,303	8,478

In accordance with Republic Act 9504 as implemented by Revenue Regulations No. 16-2008, corporations may elect a standard deduction in an amount equivalent to 40% of gross income in lieu of the itemized allowed deductions.

For taxable year 2014, Smart opted to use the OSD method in computing its taxable income. In line with this, certain deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming the OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,259 million and Php4,496 million as at December 31, 2014 and 2013, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Fixed asset impairment	9,250	20,507
NOLCO	7,966	2,085
Unearned revenues	5,036	6,529
Accumulated provision for doubtful accounts	4,321	3,765
Provisions for other assets	3,611	5,694
Pension and other employee benefits	1,356	362
Asset retirement obligation	859	537
MCIT	395	382
Accumulated write-down of inventories to net realizable values	119	191
Derivative financial instruments	69	130
Unrealized foreign exchange losses	40	34
Operating lease and others	218	314

	33,240	40,530

Unrecognized deferred income tax assets (Note 3)	10,248	12,426

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. DMPI’s deferred income tax assets that were recognized amounted to Php1,461 million and nil as at December 31, 2014 and 2013, respectively. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php9,564 million and Php12,172 million as at December 31, 2014 and 2013, respectively.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2014 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2012	December 31, 2015	91	55
December 31, 2013	December 31, 2016	232	2,071
December 31, 2014	December 31, 2017	74	6,174

		397	8,300

Consolidated tax benefits		397	2,490
Consolidated unrecognized deferred income tax assets		(395)	(2,390)

Consolidated recognized deferred income tax assets		2	100

The excess MCIT totaling Php397 million as at December 31, 2014 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php33 million, Php9 million and Php37 million for the years ended December 31, 2014, 2013 and 2012, respectively. The amount of expired portion of excess MCIT amounted to Php61 million, Php11 million and Php8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

NOLCO totaling Php8,300 million as at December 31, 2014 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php130 million, Php6,643 million and Php3,989 million for the years ended December 31, 2014, 2013 and 2012, respectively. The amount of expired portion of excess NOLCO amounted to Php39 million, Php23 million and Php425 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered as a Subic Bay Freeport Enterprise, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

On July 23, 2013, PEZA approved IPCDSI’s application for pioneer status as an Ecozone IT Enterprise and was granted a three-year income tax holiday, or ITH, for its expansion project up to June 29, 2015. Income from its IT operations shall be covered by the 5% gross income tax incentive, in lieu of all national and local taxes, including additional deductions for training expenses.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php40 million, Php39 million and Php190 million for the years ended December 31, 2014, 2013 and 2012, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	34,091	34,091	33,351	33,351	35,605	35,605
Discontinued operations (Notes 2 and 4)	—	—	2,069	2,069	543	543

Consolidated net income attributable to equity holders of PLDT (Note 4)	34,091	34,091	35,420	35,420	36,148	36,148
Dividends on preferred shares (Note 20)	(59)	(59)	(60)	(60)	(52)	(52)

Consolidated net income attributable to common equity holders of PLDT	34,032	34,032	35,360	35,360	36,096	36,096

	(in thousands, except per share amounts which are in pesos)

Outstanding common shares at beginning of the year	216,056	216,056	216,056	216,056	214,436	214,436
Effect of issuance of common shares during the year	—	—	—	—	1,619	1,619

Weighted average number of common shares	216,056	216,056	216,056	216,056	216,055	216,055

EPS from continuing operations attributable to common equity holders of PLDT (Note 4)	157.51	157.51	154.09	154.09	164.55	164.55
EPS from discontinued operations attributable to common equity holders of PLDT (Notes 2 and 4)	—	—	9.58	9.58	2.52	2.52

EPS attributable to common equity holders of PLDT (Note 4)	157.51	157.51	163.67	163.67	167.07	167.07

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

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

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2014 and 2013 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at January 1, 2013
Cost	157,036	95,258	100,935	24,333	42,628	966	9,341	3,224	47,312	481,033
Accumulated depreciation, impairment and amortization	(96,545)	(74,730)	(52,543)	(12,417)	(35,218)	(966)	(8,278)	(258)	—	(280,955)

Net book value	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078

Year Ended December 31, 2013
Net book value at beginning of the year	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078
Additions	2,456	583	5,331	333	1,908	—	627	437	16,802	28,477
Disposals/Retirements	(626)	(128)	(269)	(42)	(107)	—	(1)	(440)	(384)	(1,997)
Translation differences charged directly to cumulative translation adjustments	8	(3)	—	(3)	10	—	—	—	—	12
Impairment losses recognized during the year (Note 5)	(305)	—	(1,778)	—	(50)	—	(9)	—	—	(2,142)
Reclassifications (Note 13)	21	64	1,086	(147)	(10)	—	—	(280)	(2,191)	(1,457)
Transfers and others	4,643	3,172	5,172	272	1,053	—	179	3	(14,494)	—
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,984)	(3,788)	(10,923)	(1,325)	(3,680)	—	(602)	(2)	—	(30,304)

Net book value at end of the year (Note 3)	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665

As at December 31, 2013
Cost	175,695	115,625	152,885	26,441	48,595	966	11,091	2,943	47,045	581,286
Accumulated depreciation, impairment and amortization	(118,991)	(95,197)	(105,874)	(15,439)	(42,061)	(966)	(9,834)	(259)	—	(388,621)

Net book value (Note 3)	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665

Year Ended December 31, 2014
Net book value at beginning of the year (Note 3)	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665
Additions	1,788	472	9,233	181	2,246	—	544	5	20,430	34,899
Disposals/Retirements	(14)	(21)	(173)	(36)	(57)	—	—	—	(1)	(302)
Translation differences charged directly to cumulative translation adjustments	—	1	—	—	1	—	—	—	—	2
Acquisition through business combinations (Note 14)	—	—	—	—	502	—	—	—	192	694
Reclassifications (Note 13)	(57)	(202)	23	(1)	(162)	—	114	508	(972)	(749)

Transfers and others	5,683	4,431	3,960	333	2,125	—	92	4	(16,628)	—
Impairment losses recognized during the year (Notes 3 and 5)	(1)	(227)	(3,606)	—	(10)	—	—	—	—	(3,844)
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,944)	(4,807)	(11,243)	(1,337)	(3,363)	—	(684)	(1)	—	(31,379)

Net book value at end of the year (Note 3)	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984

As at December 31, 2014
Cost	182,019	118,149	161,246	26,844	51,017	966	11,830	3,461	50,066	605,598
Accumulated depreciation, impairment and amortization	(127,860)	(98,074)	(116,041)	(16,704)	(43,201)	(966)	(10,507)	(261)	—	(413,614)

Net book value (Note 3)	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984

Substantially all of our telecommunications equipment were purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than the Philippine peso, which are principally in U.S. dollars. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php442 million, Php421 million and Php914 million for the years ended December 31, 2014, 2013 and 2012, respectively. See Note 5 – Income and Expenses – Financing Costs, net. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php6,124 million and Php6,885 million as at December 31, 2014 and 2013, respectively. The average interest capitalization rates used were approximately 4% for the year ended December 31, 2014 and 5% for the years ended December 31, 2013 and 2012.

Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php143 million and Php80 million as at December 31, 2014 and 2013, respectively. Our net foreign exchange differences, which qualified as borrowing costs amounted to Php71 million, Php80 million and nil for the years ended December 31, 2014, 2013 and 2012, respectively.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php10 million and Php18 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

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

In 2014, SBI and PDSI recognized impairment loss on the net book value of their Canopy and Wimax equipment. Canopy and Wimax technologies have been becoming less preferable as telecommunications operators to shift to Long-Term Evolution, or LTE, which offers improved speed from and compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out TD LTE sites in 2014 and 2015 and migrate all existing Canopy and Wimax subscribers to the new technology as network coverage for TD-LTE increases. Total impairment losses amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

In 2014, PLDT implemented a massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT has recognized an impairment provision on the net book value of certain transmission facilities replaced by the program amounting to Php227 million.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment.

10.	Investments in Associates, Joint Ventures and Deposits

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Carrying value of investments in associates:
MediaQuest (Notes 3 and 26)	9,575	9,522
Beta	545	—
Automated Fare Collection System, Inc., or AFCSI	492	—
Digitel Crossing, Inc., or DCI	131	102
PG1 (Notes 2 and 14)	—	111
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—

	10,743	9,735

Carrying value of investments in joint ventures:
Beacon	29,053	29,625
PLDT Italy S.r.l., or PLDT Italy	—	—

	29,053	29,625

Deposit for future PDRs subscription:
MediaQuest (Notes 3 and 26)	2,250	1,950

Total carrying value of investments in associates, joint ventures and deposits (Note 4)	42,046	41,310

Changes in the cost of investments and deposits for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Balance at beginning of the year	37,074	26,312
Additions during the year	803	5,557
Business combinations (Note 14)	(155)	—
Reclassification	—	5,440
Disposal during the year	—	(254)
Translation and other adjustments	2	19

Balance at end of the year	37,724	37,074

Changes in the accumulated impairment losses for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Balance at beginning of the year	1,883	1,877
Translation and other adjustments	1	6

Balance at end of the year	1,884	1,883

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Balance at beginning of the year	6,119	2,642
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	3,841	2,742
Beacon	3,222	2,769
Beta	567	113
MediaQuest	53	(78)
DCI	24	13
AFCSI	(11)	—
PG1	(14)	(21)
Mobile Payment Solutions Pte. Ltd., or MPS	—	(54)
Realized portion of deferred gain on the transfer of Manila Electric Company, or Meralco, shares	1,418	—
Business combinations (Note 14)	58	—
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	(357)	1,020
Dividends	(4,855)	(405)
Disposals	–	253
Translation and other adjustments	(18)	(133)

Balance at end of the year	6,206	6,119

Investments in Associates

Investment in MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 844 thousand net subscribers as at December 31, 2014.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV. The carrying value of investment in MediaQuest amounted to Php9,575 million and Php9,522 million as at December 31, 2014 and 2013, respectively.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which will increase ePLDT’s investment in Hastings PDRs from Php1.95 billion to Php2.45 billion representing a 60% economic interest in Hastings.

On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.

ePLDT’s deposit for future Hastings PDRs subscription amounted to Php2,250 million and Php1,950 million as at December 31, 2014 and 2013, respectively.

As at March 26, 2015, the Hastings PDRs have not yet been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, and Beta, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%. See related discussion on Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries, or SPi Group.

On October 1, 2014, AOGL’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

The carrying value of investment in common shares amounted to Php545 million and nil as at December 31, 2014 and 2013, respectively. The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php233 million and Php1,861 million were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at December 31, 2014 and 2013, respectively. See related discussion on Note 12 – Investment in Debt Securities and Other Long-term Investments.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFCSI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority. The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines. The AFCS Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecoms, Inc., or Globe, for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bid for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, AFCSI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed for 503 million shares equivalent to a 20% equity interest in AFCSI at a subscription price of Php1 per share. Of the total subscription price, Php300 million was paid by Smart and the remaining balance of Php203 million was unpaid as at December 31, 2014.

On June 30, 2014, MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

On January 20, 2015, the Board of Directors of AFCSI approved an additional capital infusion of Php800 million to fund its expenditures to be paid on or before March 31, 2015 by the shareholders in proportion to their share subscriptions. Smart will contribute an additional Php160 million for its 20% share in AFCSI.

The carrying value of Smart’s investment in AFCSI amounted to Php289 million, net of subscription payable of Php203 million, as at December 31, 2014. Smart has significant influence over AFCSI given its 20% voting interest and its Board representation.

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

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following improvement in the associates’ operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the joint venture agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at March 26, 2015, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and JSL entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on the general business of common and/or private carrier, by means of aircraft of every kind or description. PLDT subscribed to 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million was booked as advances and shall be paid by PG1 to PLDT in cash after incorporation, as soon as reasonably practicable. PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

As at December 31, 2013, MPG, Philex, MPTC, MPIC and JSL own 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT had significant influence in PG1; consequently, PLDT had accounted for its investment in PG1 as an investment in associate.

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increased PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased which was completed on March 10, 2014 was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014. See Note 2 – Summary of Significant Accounting Policies – PLDT’s Acquisition of Additional Shares of PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

Investment of ACeS Philippines in AIL

As at December 31, 2014, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

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

Unrecognized share in net loss of AIL amounted to Php19 million for the year ended December 31, 2014, while unrecognized share in net income amounted to Php361 million and Php3 million for the years ended December 31, 2013 and 2012, respectively. Share in net cumulative losses amounting to Php1,852 million and Php1,412 million as at December 31, 2014 and 2013, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with IFRS for equity investees in which we have significant influence as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012:

	2014	2013
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	8,587	5,547
Current assets	5,280	2,563
Equity	(2,654)	(725)
Noncurrent liabilities	7,404	4,935
Current liabilities	3,809	3,900

	2014	2013	2012
	(in million pesos)
Income Statements:
Revenues	2,213	1,993	138
Expenses	1,933	1,865	158
Other income (loss) – net	(399)	216	5
Net income (loss)	679	344	(15)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	679	344	(15)

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2014 and 2013.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Board of PCEV and MPIC.

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

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

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

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same value. The transfer of the Meralco shares was implemented by a special block sale/cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred shares in 2011. Similar to the deferred gain on the transfer of the 154 million Meralco shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

In November 2014, Beacon declared cash dividends to its common shareholders in the aggregate amount of Php6,000 million, which was paid in February 2015. PCEV’s share of the dividend was Php3,000 million, and was deducted from the carrying value of the investment in a joint venture as at December 31, 2014.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php21,785 million and Php23,375 million as at December 31, 2014 and 2013, respectively.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred shares to MPIC for total cash consideration of Php3,563 million, which sale was completed on June 29, 2012. Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of its investment in Beacon preferred shares from an investment available-for-sale financial investments to a strategic investment which PCEV intends to hold on to for the long-term, similar to its investment in Beacon common shares. As a result, the investment in Beacon preferred shares was reclassified from available-for-sale financial investments to investment in a joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares amounted to Php7,268 million and Php6,250 million as at December 31, 2014 and 2013, respectively (net of deferred gain of Php5,520 million and Php6,133 million as at December 31, 2014 and 2013, respectively).

In March 2014, Beacon declared a 7% cumulative preferred dividend to its preferred shareholders in an aggregate amount of Php810 million. PCEV’s share in the dividend declared by Beacon of Php405 million was received in May 2014 and was deducted from the carrying value of the investment as at December 31, 2014.

Sale of Beacon’s Meralco Shares to MPIC

On June 24, 2014, Beacon and MPIC entered into a Share Purchase Agreement to sell 56 million common shares, comprising an approximately 5% interest in Meralco, to MPIC at a price of Php235 per share for an aggregate consideration of Php13,243 million. Based on the agreement, MPIC settled a portion of the consideration amounting to Php3,000 million immediately upon signing of the agreement and the balance was paid on February 27, 2015. Since Beacon sold these shares to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain, amounting to Php1,418 million, which was recorded when the Meralco shares were transferred to Beacon. After this transaction, remaining deferred gain on the transfer of Meralco shares amounted to Php12,762 million.

Upon completion of the sale, PCEV’s effective interest in Meralco, through Beacon, was reduced to 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 27.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

Beacon’s Acquisition of Additional and Sale of Meralco Shares

A summary of Beacon’s purchases and sale of Meralco shares are shown below:

Date	Beneficial Ownership	Number of Shares	Nominal Value Per Share	Aggregate Cost*
		(in millions, except for nominal value per share)
Various dates in 2011	4.40%	49.9	Php—	Php14,310.0
January 2012	2.70%	30.0	295	9,103.8
November 2012	0.30%	3.2	262	841.7
December 2012	0.03%	0.3	249	89.5
July 19, 2013	0.89%	10.0	270	2,728.0
July 30, 2013	0.74%	8.3	291	3,207.0
June 24, 2014	(5.00%)	(56.4)	235	(12,537.0)

*	Inclusive of transaction costs.

As at December 31, 2014, Beacon effectively owns 507 million Meralco common shares representing approximately 44.96% effective ownership in Meralco with a carrying value of Php112,819 million and market value of Php129,733 million based on quoted price of Php256 per share. As at December 31, 2013, Beacon effectively owned 563 million Meralco common shares representing approximately 49.96% effective ownership in Meralco with a carrying value of Php124,189 million and market value of Php141,344 million based on quoted price of Php251 per share.

Beacon’s Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The notes facility partially financed the acquisition of Meralco shares and the acquisition of the additional 49.9 million Meralco common shares in 2011. The loan was prepaid in full on March 27, 2013.

On May 24, 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at December 31, 2011 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,071 million and Php10,780 million, net of unamortized debt discount, as at December 31, 2014 and 2013, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to finance the acquisition of the additional 30 million Meralco common stock from First Philippine Utilities Corporation. The loan was prepaid in full on August 1, 2013.

On February 6, 2013, Beacon entered into a Php17,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php18,000 million ten-year corporate notes facility under a Facility Agreement dated March 22, 2010. The loan facility was divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest and principal payments starting May 27, 2013 with final repayment on March 27, 2023. The Tranche A bears a fixed interest rate based on the ten-year Philippine Dealing System Treasury Fixing, or PDST-F, plus a spread, subject to a floor rate. The Tranche B bears a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years. The outstanding balance of the facility amounted to Php16,426 million and Php16,872 million as at December 31, 2014 and 2013, respectively.

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

On July 29, 2013, Beacon entered into a Php9,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php5,000 million ten-year corporate notes facility under a Facility Agreement dated November 9, 2011 and to partially finance the acquisition of the additional 18.3 million Meralco common shares. This facility was fully drawn on August 1, 2013 with semi-annual interest and principal payments starting July 31, 2013 with final repayment on July 31, 2023. The loan facility was divided into two tranches with the first tranche amounting to Php2,950 million (the “Tranche A”) and the second tranche amounting to Php6,050 million (the “Tranche B”). The outstanding balance of the facility amounted to Php8,698 million and Php8,933 million as at December 31, 2014 and 2013, respectively.

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

The amount of funding contributed by each partner to the joint venture is €3.9 million, or a total of €7.8 million each as at December 31, 2014 and 2013. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2014 and 2013.

Investment of SMI in MPS

In June 2010, SMI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture was developed, provided and marketed certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SMI and MasterCard Asia, respectively. On November 9, 2010, SMI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SMI, respectively. On April 25, 2012, SMI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SMI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SMI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SMI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

On November 21, 2013, SMI and MasterCard Asia executed a Stock Purchase Agreement wherein SMI sold all of its shares in MPS totaling to approximately 6 million shares to MasterCard Asia for a purchase price of US$1.00. On the same date, both companies executed a Settlement Agreement wherein MPS agreed to settle its outstanding payables to SMI as at August 31, 2013, after deducting SMI’s 40% share in the net liabilities of MPS. The net settlement amount as at the cut-off date amounted to US$2.18 million. However, SMI shall continue to be a supplier of MPS by virtue of their independent Contractor Services Agreement.

The carrying values of SMI’s investment in MPS amounted to nil as at December 31, 2014 and 2013.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012:

	2014	2013
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	112,819	124,717
Current assets	10,774	686
Equity	84,051	87,664
Noncurrent liabilities	35,004	35,556
Current liabilities	4,538	2,183

Additional Information:
Cash and cash equivalents	3,577	683
Current financial liabilities*	1,260	936
Noncurrent financial liabilities*	33,935	35,195

*	Excluding trade, other payables and provisions.

	2014	2013	2012
	(in million pesos)
Income Statements:
Revenues – equity share in net earnings	8,202	8,017	7,359
Expenses	3	170	141
Interest income	205	28	94
Interest expense	2,315	2,369	2,570
Net income	6,439	5,450	4,396
Other comprehensive income	18	390	—
Total comprehensive income	6,457	5,840	4,396

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at December 31, 2014 and 2013:

	2014	2013
	(in million pesos)
Beacon’s equity	84,051	87,664
Less: Cumulative dividends to preferred shares	(2,430)	(1,620)
Preferred shares	(23,146)	(23,146)

Net assets attributable to common shares	58,475	62,898
PCEV’s ownership interest	50%	50%

Share in net assets of Beacon	29,237	31,449
Carrying value of investment in preferred shares	7,268	6,250
Purchase price allocation adjustments	(53)	(39)
Deferred gain on transfer of Meralco shares	(7,242)	(8,047)
Others	(157)	12

Carrying amount of interest in Beacon	29,053	29,625

The following table presents our aggregate share in the summarized financial information of our investments in individually immaterial joint ventures as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012:

	2014	2013
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	134	—
Current assets	170	4
Equity	288	4
Current liabilities	16	—

	2014	2013	2012
	(in million pesos)
Income Statements:
Revenues	—	—	72
Expenses	2	1	72
Other expenses – net	—	—	104
Net loss	2	1	104
Other comprehensive income	—	—	—
Total comprehensive loss	2	1	104

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2014 and 2013.

Investment in MePay Global

On January 6, 2015, PLDT, through Smart, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner will hold a 50% equity interest. MePay Global is a joint venture for payment services with a focus on emerging markets. Smart will contribute the intellectual property, platforms and business operations of its market-leading mobile-first platform, SMI, a wholly-owned subsidiary of Smart, to the venture. Rocket will contribute, among other things, its participations in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe. Subject to the approval of the relevant authorities, this transaction is expected to be completed in the first quarter of 2015.

Investment in Philippine Internet Group, or PHIG

On January 20, 2015, PLDT and Rocket entered into another joint venture agreement to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines. PLDT, through Voyager, a wholly-owned subsidiary of Smart, and Asia Internet Holding S.à r.l., which is 50% owned by Rocket, will become partners in PHIG.

PHIG will concentrate on creating and developing online businesses in the Philippines; leverage local market and business model insights; facilitate commercial, strategic and investment partnerships; enable local recruiting and sourcing; accelerate the rollout of online startups; and drive the activities of high-growth companies which are already operating in the Philippines (such as Lamudi, Carmudi, Clickbus and Pricepanda), with plans to launch numerous new companies in the coming quarters.

PLDT will invest €30 million for a 33.33% ownership stake in PHIG and will have the option to increase its investment to 50%. Subject to the approval of the regulatory authorities, this transaction is expected to be completed in the first quarter of 2015.

11.	Available-for-Sale Financial Investments

PLDT Online’s Investment in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the current investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (one on September 8 and one on September 15, 2014), which it funded from available cash and new debt. In accordance with PLDT’s right to appoint one member of Rocket’s nine-person supervisory board, on August 22, 2014, PLDT’s President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the supervisory board.

Concurrently with the investment, PLDT and Rocket agreed pursuant to a joint venture agreement to jointly develop mobile and online payments in emerging markets. The partnership will leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

PLDT’s investment terms reflect its long-term commitment to Rocket and its unique ability to combine PLDT’s world-class mobile money expertise and resources with Rocket’s global platform to develop future value-enhancing growth opportunities.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” PLDT’s ownership stake in Rocket after the IPO was reduced to 6.6%. At the closing price of Rocket as at December 31, 2014 of €51.39 per share, the total market value of PLDT’s stake in Rocket was €519 million or Php27,855 million. The unrealized gain of Php8,144 million as a result of the change in the fair value of Rocket shares as at December 31, 2014 was recognized in other comprehensive income in the “Net gains available-for-sale financial investments – net of tax” account. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of investment cost amounted to Php134 million.

As at March 26, 2015, due to additional issuances of shares by Rocket, PLDT’s ownership percentage in Rocket was reduced to 6.1%.

Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket has more than 20,000 employees in its network of companies across over 100 countries, with aggregated revenues in excess of €700 million in 2013. Its most prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

12.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
PSALM Bonds	373	322
Security Bank Corporation, or Security Bank, Time Deposits	313	310
Beta’s preferred shares (Note 10)	233	1,861
GT Capital Bond	150	150
Home Development Mutual Fund, or HDMF Bonds	101	—
National Power Corporation, or NAPOCOR, Bond	52	—
Philippine Retail Treasury Bond, or Philippine RTB	33	—

	1,255	2,643
Less current portion (Note 28)	295	—

Noncurrent portion (Note 28)	960	2,643

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php7 million and Php9 million for the years ended December 31, 2014 and 2013, respectively. The carrying value of this investment amounted to Php212 million and Php217 million as at December 31, 2014 and 2013, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million maturing on April 22, 2015 with yield-to-maturity at 3.25% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php2.6 million and Php2.0 million for the years ended December 31, 2014 and 2013, respectively. The carrying value of this investment amounted to Php101 million and Php105 million as at December 31, 2014 and 2013, respectively.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million maturing on April 22, 2015 with yield-to-maturity at 3.00% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php1.6 million for the year ended December 31, 2014. The carrying value of this investment amounted to Php60 million as at December 31, 2014.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$187 thousand, or Php8 million, each for the years ended December 31, 2014 and 2013 and US$42 thousand, or Php2 million, for the year ended December 31, 2012. The carrying value of this investment amounted to Php224 million and Php222 million as at December 31, 2014 and 2013, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$66 thousand, or Php3 million, and US$38 thousand, or Php2 million, for the years ended December 31, 2014 and 2013, respectively. The carrying value of this investment amounted to Php89 million and Php88 million as at December 31, 2014 and 2013, respectively.

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of PGIC in Beta for the detailed discussion of our investment.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million and Php5 million for the years ended December 31, 2014 and 2013, respectively. The carrying value of this investment amounted to Php150 million as at December 31, 2014 and 2013.

HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million maturing on March 12, 2015 with yield-to-maturity at 2.20% gross. The bond has a gross coupon rate of 5.00% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php1 million for the year ended December 31, 2014. The carrying value of this investment amounted to Php101 million as at December 31, 2014.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million maturing on December 19, 2016 with yield-to-maturity at 3.38% gross. The bond has a net coupon rate of 5.88% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php1 million for the year ended December 31, 2014. The carrying value of this investment amounted to Php52 million as at December 31, 2014.

Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32.29 million maturing on August 19, 2015 with yield-to-maturity at 2.38% gross. The bond has a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php684 thousand for the year ended December 31, 2014. The carrying value of this investment amounted to Php33 million as at December 31, 2014.

In April 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php300 million and yield-to-maturity at 1.66% gross. The bond has a gross coupon rate of 6.25% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. This investment matured on September 24, 2014. Interest income, net of withholding tax, recognized on this investment amounted to Php2 million for the year ended December 31, 2014.

13.	Investment Properties

Changes in investment properties account for the years ended December 31, 2014 and 2013 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2014
Balance at beginning of the year	984	10	228	1,222
Net gains (losses) from fair value adjustments charged to profit and loss(1)	660	(1)	(26)	633
Movement charged directly to other comprehensive income	338	—	123	461
Disposals	(6)	—	—	(6)
Transfers (to) from property, plant and equipment	(497)	1	2	(494)

Balance at end of the year	1,479	10	327	1,816

December 31, 2013
Balance at beginning of the year	599	8	105	712
Net gains (losses) from fair value adjustments charged to profit and loss(1)	104	2	(27)	79
Transfers from property, plant and equipment	281	—	150	431

Balance at end of the year (Notes 4 and 5)	984	10	228	1,222

(1)	Presented as part of “Other income – net” in our consolidated income statement.

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php12 to Php160 thousand. The valuation for building and land improvements were based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php53 million, Php57 million and Php54 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.	Business Combinations

2014 Acquisitions

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI and a third party entered into a sale and purchase agreement whereby the third party sold its 100% ownership in Rack IT to IPCDSI for a total purchase price of Php164 million, of which Php25 million was originally to be paid upon completion of certain closing conditions in May 2014. On May 28, 2014, ePLDT granted the request of the third party to extend the deadline of the completion of certain closing conditions on or before December 31, 2014. On November 26, 2014, ePLDT granted an additional request of the third party to further extend the deadline for completion of the closing conditions to on or before March 31, 2015.

Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center facility. The Sucat Data Center, with rack capacity of 800, held its inauguration on December 3, 2014. Rack IT started commercial operations on February 20, 2015. See Note 2 – Summary of Significant Accounting Policies – IPCDSI’s Acquisition of Rack IT.

The fair values of the identifiable assets and liabilities of Rack IT at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property, plant and equipment (Note 9)	192
Other noncurrent assets	2
Trade and other receivables	15
Prepayments and other current assets	15

224

Liabilities:
Deferred income tax liability	46
Accounts payable	14

Purchase consideration transferred	164

Cash paid	139
Subscriptions payable	25

164

Cash flows from investing activity:
Cash paid	(139)
Cash acquired	—

(139)

The excess of purchase price consideration over the net assets acquired amounting to Php107 million was added to the fair value of property, plant and equipment and deferred income tax liability since Rack IT is still under construction when it was acquired by ePLDT.

The fair value and gross amount of trade and other receivables amounted to Php15 million and it is expected that the full contractual amounts can be collected.

Our consolidated net income would have decreased by Php17 million for the year ended December 31, 2014 had the acquisition of Rack IT actually taken place on January 1, 2014. Total net loss of Rack IT included in our consolidated income statement from January 28, 2014 to December 31, 2014 amounted to Php14 million.

PLDT’s Additional Investment in PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased, which was completed on March 10, 2014, was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014. See Note 2 – Summary of Significant Accounting Policies – PLDT’s Acquisition of Additional Shares of PG1 and Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 for related discussion.

The fair values of the identifiable assets and liabilities of PG1 at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property, plant and equipment (Note 9)	502
Other noncurrent assets	37
Cash and cash equivalents	21
Trade and other receivables	6
Prepayments and other current assets	12

578

Liabilities:
Accounts payable	413

165
Goodwill from the acquisition (Note 15)	3

Total identifiable net assets acquired	168
Noncontrolling interests	(48)

Purchase consideration transferred	120

Cash paid	23
Fair value of previous interest	97

120

Cash flows from investing activity:
Cash paid	(23)
Cash acquired	21

Purchase of subsidiary – net of cash acquired	(2)

The goodwill of Php3 million pertains to the fair value of PG1’s air transportation business.

The fair value and gross amount of trade and other receivables amounted to Php6 million and it is expected that the full contractual amounts can be collected.

Our consolidated net income would have decreased by Php14 million for the year ended December 31, 2014 had the acquisition of PG1 actually taken place on January 1, 2014. Total revenues and net loss of PG1 included in our consolidated income statement from March 10, 2014 to December 31, 2014 amounted to Php7 million and Php79 million, respectively.

Smart’s Acquisition of Wifun

On November 18, 2014, Smart acquired an 86.96% equity interest in Wifun for total cash consideration of Php70 million, of which Php35 million was paid in December 2014, Php6 million is payable in April 2015 and Php29 million is payable upon capital call of Wifun. Wifun was incorporated in the Philippines in 2013 and is engaged in the business of selling software solutions, telecommunications equipment and gadgets, and providing WiFi access. See Note 2 – Summary of Significant Accounting Policies – Smart’s Acquisition of Wifun.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition. The corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Values	Provisional Values Recognized on Acquisition
	(in million pesos)
Assets:
Subscription receivable	29	29
Cash and cash equivalents	22	22
Inventory	7	7
Other assets	1	1

	59	59

Liabilities:
Accounts payable and other liabilities	9	9
Due to related party	4	4

	13	13

	46	46
Goodwill from the acquisition (Note 15)	—	34

Total identifiable net assets acquired		80
Noncontrolling interests		(10)

Purchase consideration transferred		70

Cash paid		35
Subscriptions payable		35

		70

Cash flows from investing activity:
Cash paid		(35)
Cash acquired		22

		(13)

The net assets acquired at the date of acquisition were based on a provisional assessment of fair value, while we sought an independent valuation on the value of Wifun’s assets. The results of this valuation had not been finalized as at the date this report was approved for issuance by the Board of Directors.

The goodwill of Php34 million pertains to the fair value of the expected synergies arising from the acquisition of Wifun by Smart. Wifun is expected to complement SBI’s broadband internet service.

Our consolidated net income would have decreased by Php6 million for the year ended December 31, 2014 had the acquisition of Wifun actually taken place in January 1, 2014. Total net loss of Wifun included in our consolidated income statement from November 18, 2014 to December 31, 2014 amounted to Php1 million.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life					Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Customer List	Franchise	Spectrum	Licenses	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2014
Costs:
Balance at beginning of the year	4,505	4,726	3,016	1,205	936	1,199	11,082	15,587	62,826	78,413
Additions	—	—	—	—	36	—	36	36	—	36
Business combinations (Note 14)	—	—	—	—	—	—	—	—	37	37
Translation and other adjustments	—	—	—	—	—	(22)	(22)	(22)	—	(22)

Balance at end of the year	4,505	4,726	3,016	1,205	972	1,177	11,096	15,601	62,863	78,464

Accumulated amortization and impairment:
Balance at beginning of the year	—	1,237	403	750	287	1,119	3,796	3,796	699	4,495
Amortization during the year (Note 3)	—	511	186	80	358	14	1,149	1,149	—	1,149
Translation and other adjustments	—	—	—	—	—	(22)	(22)	(22)	—	(22)

Balance at end of the year	—	1,748	589	830	645	1,111	4,923	4,923	699	5,622

Net balance at end of the year (Note 3)	4,505	2,978	2,427	375	327	66	6,173	10,678	62,164	72,842

Estimated useful lives (in years)	—	1 – 9	16	15	1 – 18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	6	13	5	8	5	—	—	—	—

December 31, 2013
Costs:
Balance at beginning of the year	4,505	4,726	3,016	1,205	135	1,177	10,259	14,764	62,939	77,703
Additions	—	—	—	—	801	—	801	801	—	801
Business combinations	—	—	—	—	—	—	—	—	(113)	(113)
Translation and other adjustments	—	—	—	—	—	22	22	22	—	22

Balance at end of the year	4,505	4,726	3,016	1,205	936	1,199	11,082	15,587	62,826	78,413

Accumulated amortization and impairment:
Balance at beginning of the year	—	722	217	669	62	1,084	2,754	2,754	699	3,453
Amortization during the year (Note 3)	—	515	186	81	225	13	1,020	1,020	—	1,020
Translation and other adjustments	—	—	—	—	—	22	22	22	—	22

Balance at end of the year	—	1,237	403	750	287	1,119	3,796	3,796	699	4,495

Net balance at end of the year (Note 3)	4,505	3,489	2,613	455	649	80	7,286	11,791	62,127	73,918

Estimated useful lives (in years)	—	1 – 9	16	15	1 – 18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	7	14	6	1 – 9	1 – 6	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2014 and 2013 are as follows:

	2014
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	2,978	—	2,978
Franchise	2,427	—	2,427
Spectrum	375	—	375
Licenses	327	—	327
Others	66	—	66

Total intangible assets	10,678	—	10,678
Goodwill	57,356	4,808	62,164

Total goodwill and intangible assets (Note 3)	68,034	4,808	72,842

	2013
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	3,489	—	3,489
Franchise	2,613	—	2,613
Licenses	649	—	649
Spectrum	455	—	455
Others	80	—	80

Total intangible assets	11,791	—	11,791
Goodwill	57,322	4,805	62,127

Total goodwill and intangible assets (Note 3)	69,113	4,805	73,918

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. Smart recognized intangible assets of Php600 million for the license contents and marketing partnership in the Philippines. Amortization of intangible assets amounted to Php200 million and Php150 million for the years ended December 31, 2014 and 2013, respectively.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. Smart recognized intangible assets of Php201 million for the license contents and marketing partnership. Amortization of intangible assets amounted to Php134 million and Php67 million for the years ended December 31, 2014 and 2013, respectively.

In February 2014, Smart entered into a two-year licensing agreement with Universal Records Philippines, Inc., or Universal Records, and PolyEast Records, Inc., or PolyEast Records. The agreement granted Smart an exclusive right to sell digital products of Universal Records and PolyEast Records such as downloading and streaming of digital audio and video. Smart recognized intangible assets of Php36 million for the license contents. Amortization of intangible assets amounted to Php17 million for the year ended December 31, 2014.

The consolidated future amortization of intangible assets with finite life as at December 31, 2014 is as follows:

Year	(in million pesos)
2015	1,016
2016	849
2017	798
2018	798
2019 and onwards	2,712

(Note 3)	6,173

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2014, the PLDT Group’s goodwill comprised of goodwill resulting from PLDT’s additional investment in PG1 in 2014, Smart’s acquisition of Wifun in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed line and wireless companies within the PLDT Group, Management views that the wireless and fixed line operating segments are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2015 to 2017. The pre-tax discount rate applied to cash flow projections is 11.1% and 10.4% for the wireless and fixed line segments, respectively. Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of goodwill exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized as at December 31, 2014 and 2013 in relation to goodwill resulting from the additional investment in PG1 and the acquisition of Wifun, IPCDSI, Digitel, ePDS, PDSI, Chikka, CURE and SBI.

16.	Cash and Cash Equivalents

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Cash on hand and in banks (Note 28)	6,816	5,938
Temporary cash investments (Note 28)	19,843	25,967

	26,659	31,905

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

Interest income earned from cash in banks and temporary cash investments amounted to Php476 million, Php740 million and Php1,295 million for the years ended December 31, 2014, 2013 and 2012, respectively.

17.	Trade and Other Receivables

As at December 31, 2014 and 2013, this account consists of receivables from:

	2014	2013
	(in million pesos)
Retail subscribers (Note 28)	17,053	12,563
Foreign administrations (Note 28)	8,420	5,840
Corporate subscribers (Notes 25 and 28)	7,941	7,904
Domestic carriers (Notes 25 and 28)	823	1,461
Dealers, agents and others (Notes 25 and 28)	10,485	4,320

	44,722	32,088
Less allowance for doubtful accounts (Notes 3, 5 and 28)	15,571	14,524

	29,151	17,564

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade receivables are non-interest-bearing and are generally on terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 25 – Related Party Transactions for the summary of transactions with related parties and Note 28 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the years ended December 31, 2014 and 2013 are as follows:

	Total	Retail Subscribers	Foreign Administrations	Corporate Subscribers	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2014
Balance at beginning of the year	14,524	7,149	119	5,849	80	1,327
Provisions and other adjustments	1,956	1,462	430	(1,100)	13	1,151
Write-offs	(909)	(478)	(1)	(423)	—	(7)

Balance at end of the year	15,571	8,133	548	4,326	93	2,471

Individual impairment	9,586	2,541	526	4,081	93	2,345
Collective impairment	5,985	5,592	22	245	—	126

	15,571	8,133	548	4,326	93	2,471

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,586	2,541	526	4,081	93	2,345

December 31, 2013
Balance at beginning of the year	13,290	6,489	99	6,137	106	459
Provisions and other adjustments	3,319	2,054	20	378	(2)	869
Write-offs	(2,085)	(1,394)	—	(666)	(24)	(1)

Balance at end of the year	14,524	7,149	119	5,849	80	1,327

Individual impairment	8,717	2,134	119	5,183	80	1,201
Collective impairment	5,807	5,015	—	666	—	126

	14,524	7,149	119	5,849	80	1,327

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,717	2,134	119	5,183	80	1,201

18.	Inventories and Supplies

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,853	2,550
At cost	3,265	3,004
Spare parts and supplies:
At net realizable value	283	99
At cost	706	558
Others:
At net realizable value	570	515
At cost	647	560

Total inventories and supplies at the lower of cost or net realizable value (Notes 4 and 5)	3,706	3,164

The cost of inventories and supplies recognized as expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(in million pesos)
Cost of sales	13,077	11,674	8,035
Repairs and maintenance	575	474	443
Write-down of inventories and supplies (Notes 4 and 5)	179	229	215

	13,831	12,377	8,693

Changes in the allowance for inventory obsolescence for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Balance at beginning of the year	957	950
Provisions – net	—	99
Write-off and others	(44)	(92)

Balance at end of the year	913	957

19.	Prepayments

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Prepaid taxes (Note 5)	6,203	6,456
Prepaid selling and promotions	1,111	1,375
Prepaid fees and licenses	979	435
Prepaid rent (Note 3)	383	296
Prepaid insurance (Note 25)	125	109
Prepaid repairs and maintenance	116	102
Prepaid benefit costs (Notes 3 and 26)	65	199
Other prepayments	348	113

	9,330	9,085
Less current portion of prepayments	6,406	6,054

Noncurrent portion of prepayments	2,924	3,031

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

Agreement of PLDT and Smart with TV5 Network, Inc., or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2021. Total prepayment under the advertising placement agreements amounted to Php758 million and Php868 million as at December 31, 2014 and 2013, respectively. See Note 25 – Related Party Transactions.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The only change in PLDT’s capital account is the redemption of 200 shares or Php2,000 and 2,400 shares or Php24,000 of Series HH 10% Cumulative Convertible Preferred Stock for the years ended December 31, 2014 and 2013, respectively.

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the PLDT Subscriber Investment Plan, or SIP.

The Series HH and II 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2014 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

At PLDT’s option, the Series II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2014. See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

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

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of Rizal Commercial Banking Corporation, or RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 and all such shares were redeemed and retired effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH Shares issued in 2007 subject to redemption, or Holders of Series HH Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, and all such shares were redeemed and retired effective on May 16, 2014. The record date for the purpose of determining the holders of the outstanding Series HH Shares issued in 2008 subject to redemption or Holders of Series HH Shares issued in 2008, was fixed on February 14, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the Holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

Total amounts of Php30 million, Php74 million and Php279 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2014, 2013 and 2012, respectively. The balances of the Trust Account of Php7,922 million and Php7,952 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statement of financial position as at December 31, 2014 and 2013, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem the outstanding shares of Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 75% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2014 and 2013.

On November 9, 2011, the PSE approved the listing of an additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of certain assets of Digitel from JGSHI.

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

Dividends Declared

Our dividends declared for the years ended December 31, 2014, 2013 and 2012 are detailed as follows:

December 31, 2014

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (Final Dividends)	April 1, 2014	February 14, 2014	May 16, 2014	0.0027/day	—
Series II	April 1, 2014	April 30, 2014	May 30, 2014	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2014	February 27, 2014	March 15, 2014	—	12
	May 6, 2014	May 27, 2014	June 15, 2014	—	12
	August 5, 2014	August 20, 2014	September 15, 2014	—	13
	November 4, 2014	November 20, 2014	December 15, 2014	—	12

					49

Voting Preferred Stock	March 4, 2014	March 20, 2014	April 15, 2014	—	3
	June 10, 2014	June 27, 2014	July 15, 2014	—	3
	September 30, 2014	October 15, 2014	October 15, 2014	—	2
	December 2, 2014	December 19, 2014	January 15, 2015	—	2

					10

Common Stock
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
	August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667

					39,970

Charged to retained earnings					40,029

*	Dividends were declared based on total amount paid up.

December 31, 2013

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (issued 2008)	April 23, 2013	May 9, 2013	May 31, 2013	1.00	—
Series HH (final, issued 2007)	April 23, 2013	February 14, 2013	May 16, 2013	0.0027/day	—
Series II	April 23, 2013	May 9, 2013	May 31, 2013	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	—	12
	May 7, 2013	May 27, 2013	June 15, 2013	—	13
	August 7, 2013	August 23, 2013	September 15, 2013	—	12
	November 5, 2013	November 20, 2013	December 15, 2013	—	12

					49

Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	—	3
	June 14, 2013	June 28, 2013	July 15, 2013	—	3
	August 27, 2013	September 11, 2013	October 15, 2013	—	2
	December 3, 2013	December 19, 2013	January 15, 2014	—	2

					10

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235

					37,809

Charged to retained earnings					37,868

*	Dividends were declared based on total amount paid up.

December 31, 2012

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	May 30, 2012	1.00	—
Series GG (final, issued 2005)	July 3, 2012	May 22, 2012	August 30, 2012	0.0027/day	—
Series HH	March 22, 2012	April 21, 2012	May 31, 2012	1.00	—
Series II	March 22, 2012	April 21, 2012	May 31, 2012	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	—	12
	May 8, 2012	May 28, 2012	June 15, 2012	—	13
	August 7, 2012	August 22, 2012	September 15, 2012	—	12
	November 6, 2012	November 20, 2012	December 15, 2012	—	12

					49

Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013	0.0001806/day	2

Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					36,946

Charged to retained earnings					36,997

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2014 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2015	February 26, 2015	March 15, 2015	—	12

Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015	—	2

Common Stock
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015	61.00	13,179
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015	26.00	5,618

					18,797

Charged to retained earnings					18,811

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2014:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2013	22,968
Effect of Philippine Accounting Standard 27 Adjustments and other adjustments	6,277

Parent Company’s unappropriated retained earnings at beginning of the year	29,245
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(664)
Fair value adjustments of investment property resulting to gain	(820)
Fair value adjustments (mark-to-market gains)	(1,502)

Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2014	26,259

Parent Company’s net income attributable to equity holders of PLDT for the year	33,362
Less: Unrealized income – net of tax during the year
Fair value adjustments (mark-to-market gains)	(224)
Fair value adjustments of investment property resulting to gain	(43)

33,095

Add: Realized income during the year
Realized foreign exchange gains	101

Cash dividends declared during the year
Common stock	(39,970)
Preferred stock (Note 8)	(59)

Charged to retained earnings	(40,029)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2014	19,426

As at December 31, 2014, our consolidated unappropriated retained earnings amounted to Php17,030 million while the Parent Company’s unappropriated retained earnings amounted to Php22,578 million. The difference of Php5,548 million pertains to the effect of Philippine Accounting Standard 27 in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

21.	Interest-bearing Financial Liabilities

As at December 31, 2014 and 2013, this account consists of the following:

	2014	2013
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	115,399	88,924
Obligations under finance leases (Note 28)	1	6

	115,400	88,930

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	14,724	15,166
Obligations under finance leases maturing within one year (Note 28)	5	5

	14,729	15,171

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Long-term debt (Note 28)	511	382
Obligation under finance lease	—	1

Unamortized debt discount at end of the year	511	383

The following table describes all changes to unamortized debt discount for the years ended December 31, 2014 and 2013.

	2014	2013
	(in million pesos)
Unamortized debt discount at beginning of the year	383	1,326
Additions during the year	293	213
Accretion during the year included as part of Financing costs – net (Note 5)	(165)	(1,541)
Revaluations during the year	—	385

Unamortized debt discount at end of the year	511	383

Long-term Debt

As at December 31, 2014 and 2013, long-term debt consists of:

Description	Interest Rates	2014			2013
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.41% to 1.90% and US$ LIBOR + 0.30% to 0.35% in 2014 and 1.41% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2013	US$	94	Php4,187	US$	101	Php4,506
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2014 and 2013		82	3,679		117	5,174
EKN and AB Svensk Exportkredit, or SEK	3.95% in 2014 and 2013		44	1,974		56	2,476
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2014 and 2013		5	223		25	1,098
Others	US$ LIBOR + 0.35% in 2014 and US$ LIBOR + 0.35% to 0.40% in 2013		—	—		—	17

			225	10,063		299	13,271

Fixed Rate Notes	8.35% in 2014 and 2013		227	10,170		233	10,334
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.85% to 1.85% in 2014 and US$ LIBOR + 0.42% to 1.85% in 2013		75	3,354		118	5,251
Others	US$ LIBOR + 0.95% to 1.90% in 2014 and US$ LIBOR + 0.42% to 1.90% in 2013		828	37,045		682	30,276

		US$	1,355	60,632	US$	1,332	59,132

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.3981% in 2014 and 5.3300% to 7.7946% in 2013			21,534			22,499
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2014			14,865			—
Term Loans:
Unsecured Term Loans	3.9250% to 6.3462%, PDST-F + 0.3000%; BSP overnight rate - 0.3500% to BSP overnight rate in 2014 and 3.9250% to 7.4292%, PDST-F + 0.3000% to 0.8000%; BSP overnight rate + 0.3000% to 0.5000% and BSP overnight rate - 0.3500% in 2013			33,092			22,459

				69,491			44,958

Total long-term debt (Note 28)				130,123			104,090
Less portion maturing within one year (Note 28)				14,724			15,166

Noncurrent portion of long-term (Note 28)				Php115,399			Php88,924

Note:    Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2014 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2015	316	14,128	770	14,898
2016	300	13,426	770	14,196
2017	467	20,897	8,304	29,201
2018	117	5,256	710	5,966
2019 and onwards	162	7,237	59,136	66,373

(Note 28)	1,362	60,944	69,690	130,634

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

EKN

On April 4, 2006, DMPI signed a US$18.7 million loan agreement with Nordea Bank AB (publ), or Nordea Bank, as the lender, to finance the supply of GSM mobile telephone equipment and related services. The loan was covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$1 million, or Php48 million, and US$3 million, or Php143 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On December 20, 2006, DMPI signed a US$43.2 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao. The loan was covered by a guarantee from EKN. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on May 30, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amount of US$3 million, or Php142 million, remained outstanding as at December 31, 2013. The loan was paid in full on May 30, 2014.

On December 17, 2007, DMPI signed a US$59.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project. The loan was covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on March 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$59.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$17 million, or Php755 million, and US$24 million, or Php1,049 million, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On December 17, 2007, DMPI signed a US$51.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao. The loan was covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on June 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$15 million, or Php656 million, and US$20 million, or Php911 million, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On November 25, 2008, Smart signed a US$22 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008, to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project. The loan was payable over five years in ten equal semi-annual installments, with final installment on December 10, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 10, 2013.

On June 10, 2011, Smart signed a US$49 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan was comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The loan was drawn on various dates in 2012 in the total amount of US$33 million (US$24 million for Tranche A1, US$8 million for Tranche A2 and US$1 million for Tranche B) and the remaining balance of US$16 million for Tranche A2 was drawn on February 21, 2013. The aggregate amounts of US$24 million, or Php1,065 million, and US$33 million, or Php1,474 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. In July 3, 2013, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan was comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date. The loan was partially drawn on December 19, 2013 for Tranches A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. Subsequently, the Tranche A1 loan was partially drawn on March 20, 2014 and fully drawn on June 19, 2014 in the amounts of US$3 million and US$4 million, respectively. Tranche A loan was partially drawn on September 19, 2014 and December 18, 2014 in the amounts of US$8 million and US$11 million, respectively, and Tranche B loan was fully drawn on September 19, 2014 in the amount of US$0.7 million. The aggregate amounts of US$37 million, or Php1,663 million, and US$18 million, or Php787 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million Export Credit Agreement with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders, to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR. The loan was covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on December 1, 2013. The loan was fully drawn on various dates in 2005, 2006 and 2007. The loan was paid in full on December 2, 2013.

On May 4, 2006, DMPI signed a US$12.7 million Export Credit Agreement with Societe Generale and Calyon as the lenders, to finance the supply of the equipment and software for the expansion of its GSM services in NCR. The loan was covered by a guarantee from Sinosure. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on October 6, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amount of US$2 million, or Php77 million, remained outstanding as at December 31, 2013. The loan was paid in full on October 6, 2014.

On June 1, 2006, DMPI signed a US$12 million Buyer’s Credit Agreement with ING Bank N.V., or ING Bank, as the lender, to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project. The loan was covered by a guarantee from Sinosure. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on June 1, 2014. The loan was drawn in 2006 and 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$1 million, or Php31 million, remained outstanding as at December 31, 2013. The loan was paid in full on June 2, 2014.

On May 24, 2007, DMPI signed a US$21 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$1 million, or Php67 million, and US$5 million, or Php198 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On May 24, 2007, DMPI signed a US$12.1 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 NCR Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was fully drawn on various dates in 2008. The amounts of US$1 million, or Php39 million, and US$3 million, or Php115 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On November 10, 2008, DMPI signed a US$23.8 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Core Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$7 million, or Php304 million, and US$10 million, or Php452 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On November 10, 2008, DMPI signed a US$5.5 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the supply of 3G network in NCR. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$2 million, or Php70 million, and US$2 million, or Php105 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On November 10, 2008, DMPI signed a US$4.9 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$1 million, or Php63 million, and US$2 million, or Php94 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On August 14, 2009, DMPI signed a US$24.7 million loan agreement with Credit Suisse as the lead arranger, to finance the supply of telephone equipment for the Phase 7 NCR Base Station Expansion. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was fully drawn on various dates in 2009 and 2010. The facility was prepaid in full on February 14, 2013.

On August 14, 2009, DMPI signed a US$15.9 million loan agreement with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender, to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The facility was prepaid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million Buyer’s Credit Agreement with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender, to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 17, 2017. The loan was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyer’s Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$20 million, or Php909 million, and US$27 million, or Php1,203 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On September 15, 2010, DMPI signed a US$117.3 million loan agreement with China Development Bank and HSBC as the lenders, to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN Network Expansion; (2) Phase 8B NCR and SLZ BSS Network Expansion Project; and (3) Phase 3 3G Network Roll-out Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven and a half years in 15 equal semi-annual installments, with final installment on April 10, 2019. The loan was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018. The amounts of US$50 million, or Php2,227 million, and US$65 million, or Php2,899 million, remained outstanding as at December 31, 2014 and 2013, respectively.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million loan agreement with Nordea Bank and ING Bank as the lenders, to finance the supply of GSM mobile telephone equipment and related services. The loan was comprised of Tranche 1 and Tranche 2 in the amounts of US$43 million and US$53.6 million, respectively. The loan was covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. Both tranches are payable over eight and a half years in 17 equal semi-annual installments, with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$44 million, or Php1,974 million, and US$56 million, or Php2,476 million, remained outstanding as at December 31, 2014 and 2013, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million term loan facility agreement with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger, to finance the Phase 10 (Extension) GSM equipment and services contract. The loan was payable over five years in ten equal semi-annual installments, with final installment on July 15, 2014. The loan was fully drawn on July 15, 2009. The amount of US$10 million, or Php442 million, net of unamortized debt discount, remained outstanding as at December 31, 2013. The loan was paid in full on July 15, 2014.

On October 9, 2009, Smart signed a US$50 million term loan facility agreement with FEC guaranteed by Finnvera for 100% political and commercial risk cover to finance GSM equipment and services contracts. The loan was awarded to Citicorp as the arranger which was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments, with final installment on April 7, 2015. The loan was fully drawn on April 7, 2010. The amounts of US$5 million, or Php223 million, and US$15 million, or Php656 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million Export Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project. The loan was covered by a guarantee from COFACE, the export-credit agency of France. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on February 8, 2013. The loan was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The loan was paid in full on February 8, 2013.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network. The loan was covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on June 27, 2014. The loan was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amount of US$0.4 million, or Php17 million, remained outstanding as at December 31, 2013. The loan was paid in full on June 27, 2014.

Fixed Rate Notes

On March 6, 1997, PLDT issued a US$300 million 20-year non-amortizing fixed rate note with a coupon rate of 8.350% under the Indenture dated April 19, 1996 between PLDT and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as trustee (“2017 Notes”). Proceeds from the issuance of these notes were used to finance service improvements and expansion programs. The 2017 Notes will mature on March 6, 2017. On various dates in 2008 to 2014, PLDT repurchased the 2017 Notes from the secondary market in the aggregate amount of US$71.6 million. The amounts of US$227 million, or Php10,170 million, and US$233 million, or Php10,334 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Term Loans

GSM Network Expansion Facilities

On October 10, 2007, Smart signed a US$50 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd., or Standard Chartered, as the facility agent, to finance the related Phase 10 GSM equipment and service contracts. The loan was payable over five years in ten equal semi-annual payments, with final installment on March 11, 2013. The loan was fully drawn on March 10, 2008. The loan was paid in full on March 11, 2013.

On November 27, 2008, Smart signed a US$50 million term loan facility agreement with FEC to finance the Phase 10 GSM equipment and service contracts. The loan was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered, Mizuho Corporate Bank, Ltd. as the lead arrangers. The loan was payable over five years in ten equal semi-annual installments, with final installment on January 23, 2014. The loan was fully drawn on various dates in 2009. The amount of US$5 million, or Php222 million, net of unamortized debt discount, remained outstanding as at December 31, 2013. The loan was paid in full on January 23, 2014.

On June 6, 2011, Smart signed a US$60 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in eight equal semi-annual installments commencing on the 18th month from signing date, with final installment on June 6, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$22 million, or Php1,007 million, and US$38 million, or Php1,665 million, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 19, 2011, Smart signed a US$50 million term loan facility agreement with FEC as the lender, to finance the supply contracts for the modernization and expansion project. The loan was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. The loan is payable over five years in ten equal semi-annual installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$25 million, or Php1,115 million, and US$37 million, or Php1,657 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 29, 2012, Smart signed a US$50 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing on May 29, 2013, with final installment on May 29, 2017. The loan was fully drawn on various dates in 2012. The amounts of US$28 million, or Php1,232 million, and US$38 million, or Php1,707 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for debt and a cash payment by Smart. In particular, Smart paid cash amounting to US$1.5 million, or Php84 million and issued new debt of US$283 million, or Php15,854 million, with fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million. In September 2013, the loan was prepaid in full and the remaining debt discount of US$13 million, or Php731 million, was amortized and charged to profit and loss for the year.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for its capital expenditure requirements. The loan was payable over five years in ten equal semi-annual installments. Two separate drawdowns of US$50 million each were drawn from the facility on March 27, 2008 and April 10, 2008. The loan was paid in full on March 27, 2013.

On July 15, 2008, PLDT signed a US$50 million term loan facility agreement with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments commencing on the fourth quarter from the initial drawdown date, with final installment on July 22, 2013. The loan was fully drawn on various dates in 2008. The loan was paid in full on July 22, 2013.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017. Two separate drawdowns of US$100 million and US$50 million were drawn on May 10, 2012 and September 4, 2012, respectively. The amounts of US$84 million, or Php3,729 million, and US$117 million, or Php5,180 million, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing 12 months from the initial drawdown date, with final installment on May 30, 2017. The loan was fully drawn on May 29, 2012. The amounts of US$15 million, or Php658 million, and US$21 million, or Php914 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amounts of US$233 million, or Php10,439 million, and US$300 million, or Php13,319 million, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan was payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amounts of US$24 million, or Php1,096 million, and US$31 million, or Php1,398 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC, as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The loan was partially drawn in the amounts of US$18 million, US$6 million and US$8 million on September 16, 2013, November 19, 2013 and March 24, 2014, respectively. The undrawn balance of the facility in the amount of US$18 million was cancelled. The amounts of US$25 million, or Php1,102 million, and US$23 million, or Php1,030 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amounts of US$56 million, or Php2,505 million, and US$72 million, or Php3,197 million, remained outstanding as at December 31, 2014 and 2013, respectively.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility are intended to be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amounts of US$104 million, or Php4,640 million, and US$118 million, or Php5,238 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On March 7, 2014, Smart signed a US$100 million term loan facility agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing twelve months after drawdown date, with final installment on March 7, 2019. The loan was partially drawn in the amounts of US$35 million, US$30 million and US$25 million on March 24, 2014, August 1, 2014 and November 24, 2014, respectively. The amount of US$88 million, or Php3,958 million, net of unamortized debt discount, remained outstanding as at December 31, 2014. The amount of US$10 million was fully drawn on March 2, 2015. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 14, 2014, Smart signed a US$50 million term loan facility agreement with Mizuho Bank Ltd., Singapore Branch to finance the capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing eleven months after drawdown date, with final installment on May 14, 2019. The loan was fully drawn on July 1, 2014. The amount of US$49 million, or Php2,207 million, net of unamortized debt discount, remained outstanding as at December 31, 2014. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 5, 2014, PLDT signed a US$100 million term loan facility agreement with Philippine National Bank, or PNB, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on August 11, 2020. Two separate drawdowns of US$50 million each were drawn on August 11, 2014 and August 15, 2014. The amount of US$100 million, or Php4,474 million, remained outstanding as at December 31, 2014. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 29, 2014, PLDT signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with a semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020. The loan was drawn in full on September 2, 2014. The amount of US$50 million, or Php2,237 million, remained outstanding as at December 31, 2014. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On February 26, 2015, PLDT signed a US$200 million term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditure requirements for network expansion and improvement and/or to refinance existing indebtedness proceeds of which were utilized for service improvement and network expansion. The loan is comprised of two tranches: Tranche A amounting to US$150 million which carries a floating interest rate and Tranche B amounting to US$50 which carries a floating interest rate on the first year and a fixed interest rate on the second year until maturity of the loan. Both tranches are payable over seven years commencing on the date which falls 36 months after the date of the agreement, with semi-annual amortizations of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% of the loan amount starting on the third repayment date. The amount of US$50 million for Tranche B was drawn on March 5, 2015.

On March 4, 2015, Smart signed a US$200 million term loan facility agreement with Mizuho Bank Ltd. to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 4, 2020. The amount of US$100 million was partially drawn on March 23, 2015.

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

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Php2,000 million Notes Facility Agreement with BDO Private Bank, Inc. comprised of Tranche A amounting to Php1,000 million which was issued on March 16, 2011 and Tranche B amounting to Php1,000 million which was fully drawn and issued in multiple drawdowns of Php250 million each on various dates in 2011. Proceeds from the issuance of these notes were used to finance capital expenditures for network improvement and expansion program of Smart. The notes were payable in full, five years from their respective issue dates. The notes were partially prepaid in the amounts of Php1,000 million and Php250 million on December 16, 2013 and December 23, 2013, respectively. The amount of Php750 million remained outstanding as at December 31, 2013. The remaining balance was prepaid in full on January 2014.

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

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes were used primarily for debt refinancing and capital expenditures of Smart. The Series A note facility has an annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has an annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 19, 2022. The notes were partially prepaid in the amount of Php1,376 million on July 19, 2013. The aggregate amounts of Php4,002 million and Php4,038 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019. The notes were partially prepaid in the amount of Php1,188 million on July 29, 2013. The amounts of Php294 million and Php297 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. The notes were partially prepaid in the amount of Php2,055 million on June 21, 2013. The amounts of Php6,610 million and Php6,678 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. The amounts of Php6,076 million and Php6,138 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php1,376 Million Fixed Rate Corporate Notes

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Facility Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has an annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has an annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022. The aggregate amounts of Php1,362 million and Php1,376 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php2,055 Million Fixed Rate Corporate Notes

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022. The amounts of Php2,014 million and Php2,034 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php1,188 Million Fixed Rate Corporate Notes

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 27, 2019. The amounts of Php1,176 million and Php1,188 million remained outstanding as at December 31, 2014 and 2013, respectively.

Fixed Rate Retail Bonds

Php15,000 Million Fixed Rate Retail Bonds

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network and expansion improvement. The amount comprises Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively. The amount of Php14,865 million, net of unamortized debt discount, remained outstanding as at December 31, 2014.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan was payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on November 13, 2013. The loan was fully drawn on November 13, 2008. The loan was paid in full on November 13, 2013.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a Php2,400 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The loan was payable over five years in ten equal semi-annual installments, with final installment on December 12, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 12, 2013.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a Php3,000 million term loan facility agreement with Union Bank of the Philippines, or Union Bank, to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The loan was payable over five years in nine equal semi-annual installments commencing on the second semester from the initial drawdown date, with final installment on December 23, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a Php2,000 million term loan facility agreement with PNB to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The loan was payable over five years in 17 equal quarterly installments commencing on the fourth quarter from the initial drawdown date, with final installment on December 19, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 19, 2013.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a Php1,500 million term loan facility agreement with Allied Banking Corporation to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final installment on September 15, 2014. The loan was fully drawn on September 15, 2009. The loan was prepaid in full on June 17, 2013.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan was payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on August 1, 2014. The loan was fully drawn on August 3, 2009. The amount of Php188 million remained outstanding as at December 31, 2013. The loan was paid in full on August 1, 2014.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments, with final installment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amount of Php471 million remained outstanding as at December 31, 2013. The loan was paid in full on October 27, 2014.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a Php1,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amount of Php235 million remained outstanding as at December 31, 2013. The loan was paid in full on December 18, 2014.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011. The loan was prepaid in full on December 23, 2013.

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

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php300 million term loan facility agreement with the Manulife to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The loan was fully drawn on April 28, 2011 and was prepaid in full on July 29, 2013.

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

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement with Banco de Oro Unibank, Inc., or BDO, as the lender, to finance the capital expenditures and/or refinance existing loan obligations. The loan is payable in full upon maturity on May 26, 2016. The loan was drawn on various dates in 2011 in the total amount of Php1,948 million. The undrawn amount of Php52 million was cancelled and the loan was prepaid in full on August 27, 2013.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2014 and 2013.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012. The amounts of Php2,940 million and Php2,970 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from the initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012. The amounts of Php1,960 million and Php1,980 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years with an annual amortization rate of 1% of the principal amount commencing on the first year anniversary of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017. The amount of Php1,000 million was fully drawn on August 22, 2012. The amounts of Php980 million and Php990 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million term loan facility agreement with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount with the balance payable on June 2019. The amount of Php700 million was partially drawn on June 29, 2012 and the remaining balance of Php800 million was subsequently drawn on September 24, 2012. The amounts of Php1,470 million and Php1,485 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012. The amount of Php200 million remained outstanding as at December 31, 2014 and 2013.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020. The facility was fully drawn on January 11, 2013. The amounts of Php990 million and Php1,000 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance, or Philam Life, to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was fully drawn on December 3, 2012. The amount of Php1,000 million remained outstanding as at December 31, 2014 and 2013.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019. The amount of Php1,000 million was partially drawn on December 20, 2012 and the remaining balance of Php2,000 million was subsequently drawn on March 15, 2013. The amounts of Php2,940 million and Php2,970 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php2,000 Million Term Loan Facility

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on November 22, 2020. Two separate drawdowns of Php1,000 million each were drawn on November 22, 2013 and February 11, 2014. The amounts of Php1,980 million and Php1,000 million remained outstanding as at December 31, 2014 and 2013, respectively.

Php3,000 Million Term Loan Facility

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years with an annual amortization rate of 10% of the total amount drawn for the first six years and the final installment is payable on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amounts of Php2,688 million and Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

Php3,000 Million Term Loan Facility

On December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years with an annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amounts of Php2,957 million and Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2014 and 2013, respectively.

Php3,000 Million Term Loan Facility

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014. The amount of Php2,987 million, net of unamortized debt discount, remained outstanding as at December 31, 2014.

Php500 Million Term Loan Facility

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014 and remained outstanding as at December 31, 2014.

Php2,000 Million Term Loan Facility

On March 26, 2014, Smart signed a Php2,000 million term loan facility agreement with Union Bank to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021. The amount of Php2,000 million was fully drawn on March 28, 2014 and remained outstanding as at December 31, 2014.

Php1,500 Million Term Loan Facility

On April 2, 2014, PLDT signed a Php1,500 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 4, 2024. The amount of Php1,500 million loan was fully drawn on April 4, 2014 and remained outstanding as at December 31, 2014.

Php500 Million Term Loan Facility

On April 2, 2014, Smart signed a Php500 million term loan facility agreement with BDO to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021. The amount of Php500 million loan was fully drawn on April 4, 2014 and remained outstanding as at December 31, 2014.

Php1,000 Million Term Loan Facility

On May 23, 2014, PLDT signed a Php1,000 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on May 28, 2024. The amount of Php1,000 million loan was fully drawn on May 28, 2014 and remained outstanding as at December 31, 2014.

Php1,000 Million Term Loan Facility

On June 9, 2014, PLDT signed a Php1,000 million term loan facility agreement with LBP to finance its capital expenditure requirements. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 13, 2024. The amount of Php1,000 million was fully drawn on June 13, 2014 and remained outstanding as at December 31, 2014.

Php1,500 Million Term Loan Facility

On July 28, 2014, PLDT signed a Php1,500 million term loan facility with Union Bank to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on July 31, 2024. The amount of Php1,500 million was fully drawn on July 31, 2014 and remained outstanding as at December 31, 2014.

Php2,000 Million Term Loan Facility

On February 25, 2015, PLDT signed a Php2,000 million term loan facility with BPI to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on March 24, 2025. The amount of Php2,000 million was fully drawn on March 24, 2015.

Compliance with Debt Covenants

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 47% and 57% of PLDT’s total consolidated debts as at December 31, 2014 and 2013, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

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

DMPI’s liabilities are guaranteed up to a certain extent by Digitel and PLDT. In addition, the loan agreements contain covenants which, among others, restrict the incurrence of loans or debts not in the ordinary course of business, merger or disposition of any substantial portion of Digitel and DMPI’s assets, distribution of capital or profits, redemption of any of its issued shares, and reduction of Digitel and DMPI’s registered and paid-up capital.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2014 and 2013, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2014 are as follows:

Year	(in million pesos)
2015	5
2016	1
2017	—

Total minimum finance lease payments (Note 28)	6
Less amount representing unamortized interest	—

Present value of net minimum finance lease payments (Notes 2, 3 and 28)	6
Less obligations under finance leases maturing within one year (Notes 9 and 28)	5

Long-term portion of obligations under finance leases (Notes 9 and 28)	1

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment and vehicles. In particular, PLDT, IPCDSI and PLDT Global have finance lease obligations in the aggregate amounts of Php6 million and Php12 million as at December 31, 2014 and 2013, respectively. See Note 9 – Property, Plant and Equipment.

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

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Accrual of capital expenditures under long-term financing	19,431	19,515
Provision for asset retirement obligations (Notes 3 and 9)	2,068	2,144
Unearned revenues	202	173
Others	223	213

	21,924	22,045

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2014 and 2013:

	2014	2013
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,144	2,543
Additional liability recognized during the year	68	32
Accretion expenses	37	44
Settlement of obligations and others	(181)	(475)

Provision for asset retirement obligations at end of the year (Note 3)	2,068	2,144

23.	Accounts Payable

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Suppliers and contractors (Note 28)	35,857	29,799
Carriers and other customers (Note 28)	2,799	2,264
Taxes (Note 27)	1,503	1,734
Related parties (Notes 25 and 28)	593	863
Others	171	222

	40,923	34,882

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	42,531	37,937
Accrued taxes and related expenses (Note 27)	8,618	8,878
Accrued employee benefits (Notes 2, 3, 25, 26 and 28)	8,251	5,364
Liability from redemption of preferred shares (Notes 20 and 28)	7,922	7,952
Unearned revenues (Note 22)	7,628	7,333
Accrued interests and other related costs (Notes 21 and 28)	1,076	878
Others	6,652	5,914

	82,678	74,256

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year. This pertains to costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end occurs in cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2014 and 2013. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2014 and 2013 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2014	2013
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	367	317
		Pole rental – 45 days upon receipt of invoice	Unsecured	45	10
Indirect investment in associate through ACeS Philippines:
AIL	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice	Unsecured	50	44
Transactions with major stockholders, directors and officers:
Asia Link B.V., or ALBV	Accounts payable (Note 23)	15 days from end of quarter	Unsecured	297	336
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest- bearing	Unsecured	29	32
NTT Communications	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	19	13
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	10	1
JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	3	10
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	9	23
Malayan Insurance Co., Inc., or Malayan	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	5	9
Others:
Various	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured; no impairment	2,490	1,243

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2014, 2013 and 2012 in relation with the table above.

	Classifications	2014	2013	2012
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,929	3,049	3,096
	Rent	298	250	250
Meralco Industrial Engineering Services Corporation, or MIESCOR	Construction-in-progress	83	48	35
	Repairs and maintenance	81	68	51
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	3	3	3
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	25	50	80
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	Rent	93	95	82
	Repairs and maintenance	46	14	67
	Communication, training and travel	5	13	14
	Professional and other contracted services	—	1	1
	Selling and promotions	—	3	6
ALBV	Professional and other contracted services	222	289	332
Malayan	Insurance and security services	206	231	234
NTT DOCOMO	Professional and other contracted services	67	73	56
NTT World Engineering Marine Corporation	Repairs and maintenance	26	14	32
NTT Worldwide Telecommunications Corporation	Selling and promotions	15	15	13
NTT Communications	Professional and other contracted services	75	73	69
	Rent	12	10	10
Others:
Various	Revenues	761	717	418

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,929 million, Php3,049 million and Php3,096 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php367 million and Php317 million as at December 31, 2014 and 2013, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php298 million for the year ended December 31, 2014 and Php250 million each for the years ended December 31, 2013 and 2012. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php45 million and Php10 million as at December 31, 2014 and 2013, respectively.

See also Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, covering the periods from November 25, 2011 until December 31, 2014, however, both parties mutually agreed to an extension until March 31, 2015. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable works, civil and electrical engineering works and subscriber line installation and maintenance that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php24 million, Php33 million and Php19 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total amounts capitalized to property, plant and equipment amounted to Php7 million, Php2 million and Php6 million for the years ended December 31, 2014 and 2013, respectively. There were no outstanding obligations as at December 31, 2014 and 2013.

PLDT also has an existing agreement with MIESCOR for the provision of work for outside plant rehabilitation and related activities. Under the agreement, MIESCOR is responsible for the preventive and corrective maintenance of cables and cabinets in the areas awarded to them. The original contract covers the period from January 1, 2011 up to December 31, 2012, however, both parties mutually agreed to an extension until March 31, 2015.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php57 million, Php35 million and Php32 million for the years ended December 31, 2014, 2013 and 2012, respectively. Total amounts capitalized to property, plant and equipment amounted to Php76 million, Php46 million and Php29 million for the years ended December 31, 2014, 2013 and 2012, respectively. There were no outstanding obligations under this agreement as at December 31, 2014 and 2013.

c.	Transactions with RSIC

Since 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php3 million each for the years ended December 31, 2014, 2013 and 2012. There were no outstanding obligations for these contracts as at December 31, 2014 and 2013.

d.	Air Time Purchase Agreement between PLDT, AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually for ten years commencing on January 1, 2002, or the Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments of up to US$15 million per year during the Minimum Purchase Period, or the Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with the obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to Php25 million, Php50 million and Php80 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php50 million and Php44 million as at December 31, 2014 and 2013, respectively. See Note 5 – Income and Expenses – Cost of Sales.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php222 million, Php289 million and Php332 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under this agreement, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position, amounted to Php297 million and Php336 million as at December 31, 2014 and 2013, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php26 million, Php14 million and Php32 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php29 million and Php32 million as at December 31, 2014 and 2013, respectively;

•

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php75 million, Php73 million and Php69 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million as at December 31, 2014 and 2013;

•

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php12 million for the year ended December 31, 2014 and Php10 million each for the years ended December 31, 2013 and 2012. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php7 million and Php1 million as at December 31, 2014 and 2013, respectively; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php15 million each for the years ended December 31, 2014 and 2013, and Php13 million for the year ended December 31, 2012. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php1 million as at December 31, 2014 and 2013, respectively.

3.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php93 million, Php95 million and Php82 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php8 million as at December 31, 2014 and 2013, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of communication, training and travel, selling and promotions, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php51 million, Php31 million and Php88 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and Php2 million as at December 31, 2014 and 2013, respectively.

4.	Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php67 million, Php73 million and Php56 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php9 million and Php23 million as at December 31, 2014 and 2013, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, employees liability and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php206 million, Php231 million and Php234 million for the years ended December 31, 2014, 2013 and 2012, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php9 million as at December 31, 2014 and 2013, respectively. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2014 and 2013.

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2014 and 2013.

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

f. Others

1.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php761 million, Php717 million and Php418 million for the years ended December 31, 2014, 2013 and 2012, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php2,490 million and Php1,243 million as at December 31, 2014 and 2013, respectively.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest and Note 19 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(in million pesos)
Short-term employee benefits	768	791	995
Post-employment benefits (Note 26)	39	31	20
Other long-term employee benefits (Note 26)	458	305	272

Total compensation paid to key officers of the PLDT Group	1,265	1,127	1,287

In 2013, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

Effective January 2014, the director’s fee was increased to Php250 thousand for board meeting attendance and to Php125 thousand for board committee meeting attendance. The director’s fee was last adjusted in January 2009.

Total fees paid for board meetings and board committee meetings amounted to Php45 million, Php32 million and Php35 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the year related to key management personnel.

26.	Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised IAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	19,497	17,456	15,662
Actuarial losses – economic assumptions	1,479	1,180	1,622
Service costs	986	970	869
Interest costs on benefit obligation	970	958	980
Actuarial losses – experience	332	552	478
Actual benefits paid/settlements	(92)	(1,348)	(1,985)
Curtailments and others (Note 2)	(100)	(271)	(170)

Present value of defined benefit obligations at end of the year	23,072	19,497	17,456

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	9,187	18,435	23,706
Actual contributions	5,510	2,073	2,012
Interest income on plan assets	489	1,023	1,482
Actual benefits paid/settlements	(92)	(1,348)	(1,957)
Return on plan assets (excluding amount included in net interest)	(5,144)	(10,996)	(6,785)
Discontinued operations and others	—	—	(23)

Fair value of plan assets at end of the year	9,950	9,187	18,435

Funded (Unfunded) status – net	(13,122)	(10,310)	979
Accrued benefit costs (Note 3)	13,125	10,310	492

Prepaid benefit costs (Notes 3 and 19)	3	—	1,471

Components of net periodic benefit costs:
Service costs	986	970	869
Interest costs (income) – net	481	(65)	(502)
Curtailment/settlement loss (gain)	(6)	(275)	160

Net periodic benefit costs (Notes 3 and 5)	1,461	630	527
Discontinued operations and others	—	—	170

Net periodic benefit costs from continuing operations	1,461	630	357

Actual net losses on plan assets amounted to Php4,655 million, Php9,973 million and Php5,303 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2015 will amount to Php1,519 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2014:

(in million pesos)
2015	186
2016	299
2017	329
2018	384
2019	535
2020 to 2059	94,667

The average duration of the defined benefit obligation at the end of the reporting period is 16 to 29 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	4.5%	5.0%	5.5%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2014 and 2013, assuming if all other assumptions were held constant:

	2014		2013
	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,783)	1%	(2,427)
	(1%)	3,297	(1%)	2,879
Future salary increases	1%	3,213	1%	2,877
	(1%)	(2,770)	(1%)	(2,425)

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

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

For the year ended December 31, 2014, PLDT contributed a total of Php5,510 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2014 and 2013:

	2014	2013
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	6,549	5,877
Shares of stock	2,844	2,435
Mutual funds	63	64
Government securities	42	43
Investment properties	10	11

Total noncurrent financial assets	9,508	8,430

Current Financial Assets
Cash and cash equivalents	357	340
Receivables	3	336

Total current financial assets	360	676

Total PLDT’s Plan Assets	9,868	9,106
Subsidiaries Plan Assets	82	81

Total Plan Assets of Defined Benefit Pension Plans	9,950	9,187

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2014 and 2013, this account consists of:

	2014	2013	2014	2013
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	6,008	5,373
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	329	302
BTF Holdings, Inc., or BTFHI	100%	100%	172	162
Superior Multi Parañaque Homes, Inc.	100%	100%	39	39
Bancholders, Inc., or Bancholders	100%	100%	1	1

			6,549	5,877

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

The Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and January 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which will give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012. The Cignal TV PDRs were subsequently issued on September 27, 2013.

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

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs), the holder of which will have a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. In 2014 and 2013, MediaQuest received from ePLDT an amount aggregating to Php300 million and Php1,950 million, respectively, representing deposits for future PDRs subscription. Total deposits for future PDRs subscription amounted to Php2,250 million and Php1,950 million as at December 31, 2014 and 2013, respectively. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in Philippine Star Group and approved the issuance of PDRs by MediaQuest for its interest in Hastings. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

As at March 26, 2015, the Hastings PDRs have not yet been issued.

The Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php6,300 million to fund the latter’s investment requirements. Of the Php6,300 million, a total of Php5,500 million has already been drawn by MediaQuest as at December 31, 2014.

The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2015 to 2019.

The pre-tax discount rates applied to cash flow projections range from 10.50% to 11.15%. Cash flows beyond the five-year period are determined using 0% to 7% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market value of this investment amounted to Php249 million and Php222 million as at December 31, 2014 and 2013, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php10 million, Php12 million and Php2 million for the years ended December 31, 2014, 2013 and 2012, respectively. Dividend receivables amounted to Php2 million each as at December 31, 2014 and 2013.

Shares of Stocks

As at December 31, 2014 and 2013, this account consists of:

	2014	2013
	(in million pesos)
Common shares
PSE	1,945	1,668
PLDT	77	71
Others	462	336
Preferred shares	360	360

	2,844	2,435

Dividends earned on PLDT common shares amounted to Php5 million each for the years ended December 31, 2014, 2013 and 2012.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at December 31, 2014 and 2013, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php49 million each for the years ended December 31, 2014 and 2013.

Mutual Funds

Investment in mutual funds includes various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php63 million and Php64 million as at December 31, 2014 and 2013, respectively.

Government Securities

Investment in government securities includes retail treasury bonds bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php42 million and Php43 million as at December 31, 2014 and 2013, respectively.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. Total fair value of investment properties amounted to Php10 million and Php11 million as at December 31, 2014 and 2013, respectively.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2014 and 2013 are as follows:

	2014	2013
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	4%	4%
Investments in mutual funds	1%	1%

	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2014 and 2013, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	1,685	1,606	1,470
Service costs	241	226	226
Actuarial losses (gains) – economic assumptions	98	(6)	—
Interest costs on benefit obligation	92	95	101
Actuarial losses (gains) – experience	75	(59)	6
Actual benefits paid/settlements	(42)	(177)	(197)

Present value of defined benefit obligations at end of the year	2,149	1,685	1,606

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	1,884	1,760	1,614
Actual contributions	261	208	185
Interest income on plan assets	92	95	100
Return on plan assets (excluding amount included in net interest)	10	(2)	58
Actual benefits paid/settlements	(42)	(177)	(197)

Fair value of plan assets at end of the year	2,205	1,884	1,760

Funded status – net (Notes 3 and 19)	56	199	154
Accrued benefit costs (Note 3)	6	—	—

Prepaid benefit costs (Note 3)	62	199	154

Components of net periodic benefit costs:
Service costs	241	226	226
Interest costs - net	—	—	1

Net periodic benefit costs (Notes 3 and 5)	241	226	227

Actual net gains on plan assets amounted to Php102 million, Php93 million and Php158 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Smart and certain of its subsidiaries expect to contribute the amount of approximately Php268 million to its defined benefit plan in 2015.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2014:

(in million pesos)
2015	109
2016	52
2017	57
2018	79
2019	90
2020 to 2054	22,552

The average duration of the defined benefit obligation at the end of the reporting period is 18 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Rate of increase in compensation	7.0%	6.0%	7.0%
Discount rate	4.5%	5.0%	5.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2014 and 2013, assuming if all other assumptions were held constant:

	2014		2013
	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(84)	1%	—
	(1%)	250	(1%)	—
Future salary increases	1%	239	1%	6
	(1%)	(83)	(1%)	(2)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2014 and 2013:

	2014	2013
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,240	989
Domestic equities	615	342
Philippine foreign currency bonds	427	—
International equities	367	635
International fixed income	106	188

Total noncurrent financial assets	2,755	2,154

Current Financial Assets
Cash and cash equivalents	19	294
Receivables	95	1

Total current financial assets	114	295

Total plan assets(1)	2,869	2,449

Employee’s share, forfeitures and mandatory reserve account	664	565

Smart’s plan assets	2,094	1,789
Subsidiaries’ plan assets	111	95

Total Plan Assets of Defined Contribution Plans	2,205	1,884

(1)	Total financial assets include forfeitures from resigned employees and mandatory reserve account from BPI.

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate debt securities and a fixed income fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of Philippine peso-denominated fixed income instruments. The investments under this category, exclusive of the mutual fund, earned between 4.19% and 7.2% interest for the years ended December 31, 2014 and 2013, respectively. Total investments in domestic fixed income amounted to Php1,240 million and Php989 million as at December 31, 2014 and 2013, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares and convertible preferred shares listed in the PSE and a local equity fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of stocks listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php615 million and Php342 million as at December 31, 2014 and 2013, respectively. This includes investment in PLDT shares with fair value of Php46 million and Php22 million as at December 31, 2014 and 2013, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include investments in U.S. dollar denominated fixed income instruments issued by the Philippine government, local corporations and financial institutions. The investments under this category earned between 4.20% and 7.38% interest for the year ended December 31, 2014. Total investment in Philippine foreign currency bonds amounted to Php427 million as at December 31, 2014.

International Equities

Investments in international equities include mutual funds managed by ING International and an offshore investment in a global mutual fund managed by Franklin Templeton, all are invested in diversified portfolios of global equities. Total investment in international equities amounted to Php367 million and Php635 million as at December 31, 2014 and 2013, respectively.

International Fixed Income

Investments in international fixed income include mutual funds managed by ING International which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to Php106 million and Php188 million as at December 31, 2014 and 2013, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invests a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2014 and 2013 is as follows:

	2014	2013
Investments in debt and fixed income securities and others	66%	60%
Investments in listed and unlisted equity securities	34%	40%

	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014, 2013 and 2012 amounted to Php168 million, Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php3,297 million and Php3,129 million as at December 31, 2014 and 2013, respectively. The LTIP liability as at December 31, 2014 was paid on March 10, 2015. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	184	1,532	1,459
Interest costs	17	42	21
Net actuarial losses (gains)	(33)	64	11

Net periodic benefit costs (Notes 3 and 5)	168	1,638	1,491

27.	Provisions and Contingencies

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

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. As at December 31, 2014, PLDT has no contested Local Government Unit, or LGU, assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City of Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by City of Tuguegarao on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. In a Resolution dated January 18, 2013, the court denied the Motion for Reconsideration filed by PLDT. On March 8, 2013, PLDT filed a Petition for Review on the said dismissal of the case before the CTA. Acting on the Petition for Review filed by PLDT, the Second Division of the CTA issued a Resolution dated March 13, 2013 ordering the Respondents City of Tuguegarao and City Treasurer to file their Comment on the Petition for Review filed by PLDT. In a Resolution dated July 2, 2013 and received on July 12, 2013, the CTA ordered both parties to submit its respective Memorandum. PLDT has already submitted its Memorandum together with its Motion to Admit Memorandum and submit case for Resolution after Respondent City of Tuguegarao and City Treasurer failed to file their Comment on the Petition for Review filed by PLDT. On January 3, 2014, PLDT received an Entry of Appearance with Motion for Extension of Time to File Memorandum filed by the new counsel of the City of Tuguegarao asking the CTA to allow the City of Tuguegarao to file its Memorandum on or before January 14, 2014. Said Motion for Extension of Time to File Memorandum was denied by the CTA in a Resolution dated January 14, 2014. On July 14, 2014, PLDT received a Decision promulgated by the Second Division of CTA dismissing the Petition for Review filed by PLDT and upholding the decision of the RTC on the ground of lack of jurisdiction. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA in a Resolution dated September 30, 2014. PLDT filed a Petition before the CTA En Banc last November 3, 2014 to appeal the Decision and Resolution of the Second Division of the CTA. In a Resolution dated November 26, 2014, CTA En Banc ordered the City of Tuguegarao to file its Comment on PLDT’s Petition.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC of the City of Makati issued a Temporary Restraining Order, or TRO, on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Decision promulgated on July 25, 2013, the Court of Tax Appeals ruled that the franchise tax assessment made by the Province of Cagayan against Smart covering the periods from 2004 to 2009 based on “presumptive tax” is null and void for lack of legal and factual justifications. The Province of Cagayan filed a Motion for Reconsideration of the Decision which the Court of Tax Appeals denied in a Resolution promulgated on February 4, 2014. The Province of Cagayan filed its Petition for Review before the Court of Tax Appeals en banc. Smart filed its Comment in June 2014. The CTA en banc issued a Resolution on August 7, 2014, directing the parties to file their respective Memoranda. Smart filed its Memorandum on October 1, 2014. Smart received a copy of the Memorandum of the Province of Cagayan on October 22, 2014. Upon submission of the Memoranda or the expiration of the 30 day period, the Petition for Review will be deemed submitted for decision.

On October 2, 2013, the City of Bacoor issued local franchise tax assessments against Smart based on the gross sales of handsets and gross receipts derived from franchise operations (prepaid and postpaid receipts), after Smart had paid the local business taxes assessed on the same gross receipts within the same taxable period. On November 29, 2013, Smart filed a written protest to such assessments with the Office of the City Treasurer of Bacoor. On February 27, 2014, Smart filed a Petition before the RTC of the City of Makati, primarily challenging the assessment on the grounds that Smart cannot be held liable for local franchise tax because Smart is exempt from paying the local franchise tax as such is covered under the “in lieu of all taxes” clause in Section 9 of its legislative franchise, Republic Act No. 7924 (Series 1992). Smart also argues that even if it is liable for local franchise tax, the City of Bacoor cannot collect local business tax on the same gross receipts derived from franchise operations realized within the same taxing jurisdiction by the same taxing authority and within the same period. Smart has argued that the gross sales of handsets should not be subject to the local franchise tax because the sale of handsets and accessories is not considered a sale derived from franchise operations. The RTC of the City of Makati issued an Order on June 9, 2014 requiring the parties to attend a mediation on July 31, 2014 (subsequently rescheduled to August 19, 2014). During mediation, the Treasurer of the City of Bacoor agreed that the gross sales of handsets and accessories would be subject to local business tax, but not to the local franchise tax, while the gross receipts from prepaid and postpaid services would be subject to the local franchise tax, but not to the local business tax. Accordingly, Smart and the City of Bacoor filed a Joint Motion to Dismiss on November 4, 2014.

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

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato (Civil Case No. 2010-345, February 2010), DMPI filed a Petition for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to real property tax delinquencies. DMPI filed a Motion for Reconsideration after the Court dismissed the case for DMPI’s failure to prove that DMPI is exempt from payment of real property tax. The Motion is pending resolution.

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

In the DMPI vs. City Government of Malabon (Special Civil Action 11-011-MN, November 2011), DMPI filed a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. As at March 26, 2015, there is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo (Special Civil Action Case No. Br. 20-542, September 2011), DMPI filed a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo. The parties have submitted their respective memorandum and the case has been submitted for resolution. The RTC denied DMPI’s petition. In June 2013, DMPI filed a motion for reconsideration and sought the inhibition of the presiding judge. Through an Order dated May 8, 2014, the lower court ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed the Order with the Court of Appeals, and both parties have submitted their respective Memoranda. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. DMPI has already filed its comment to the petition and the matter is now awaiting resolution.

DMPI vs. City of Trece Martires (Civil Case No. TMSCA-004-10, February 2010) – DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa (Civil Case No. 2006-0568, 2006) – Globe filed a Protest of Assessment questioning the act of the LGU in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue of whether the Ordinance is a regulatory or tax imposition. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The parties will be filing a Manifestation to that effect and will seek dismissal of the case.

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

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

On June 29, 2011, the Supreme Court of the Philippines, or the Court, promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), holding that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. This decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications (which is a public utility under Section 11, Article XII of the 1987 Constitution).

Although PLDT is not a party to the Gamboa Case, in its decision, the Court directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law.” Although the parties to the Gamboa Case filed Motions for Reconsideration of the decision and argued their positions before the Court, the Court ultimately denied the motions on October 9, 2012.

Meanwhile, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of Amended Articles of Incorporation of PLDT, or the Amendments to the Articles, which subclassified its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights. The Amendments to the Articles were subsequently approved by the stockholders of PLDT and the Philippine SEC.

On October 15, 2012, PLDT and BTFHI, a Filipino corporation and a wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company, or the PLDT Beneficial Trust Fund, entered into a Subscription Agreement, pursuant to which PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share reducing the percentage of PLDT’s voting stock held by foreigners from 56.62% (based on Voting Common Stock) as at October 15, 2012 to 18.37% (based on Voting Common and Preferred Stock) as at April 15, 2013.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines, which we believe was intended to fulfill the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provided that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2014, PLDT’s foreign ownership was 32.13% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.66% of its total outstanding capital stock. Therefore, we believe that as at March 26, 2015, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution.

On June 10, 2013, Jose M. Roy III filed a petition for certiorari with the Supreme Court against the Philippine SEC, Philippine SEC Chairperson Teresita Herbosa and PLDT, claiming: (1) that the Philippine SEC Guidelines violates the Court’s decision in the Gamboa Case (on the basis that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of corporations subject to the foreign ownership requirements); and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, cannot be considered Filipino-owned corporations.

PLDT raised several procedural and substantive arguments against the petition, including in particular, that (a) the Philippine SEC Guidelines merely implemented the dispositive portion of the decision in the Gamboa Case, and that the dispositive portion of the Gamboa Case that defines “capital” is properly reflected in the Philippine SEC Guidelines, and (b) the fundamental requirements which need to be satisfied in order for PLDT Beneficial Trust Fund and BTFHI to be considered Filipino (for PLDT Beneficial Trust Fund’s Trustees to be Filipinos and for 60% of the Fund to accrue to the benefit of Philippine nationals) are satisfied with respect to the PLDT Beneficial Trust Fund, and therefore, PLDT Beneficial Trust Fund and BTFHI are Filipino shareholders for purposes of classifying their 150 million Voting Preferred Shares in PLDT. As a result, more than 60% of PLDT’s total voting stock is Filipino-owned and PLDT is compliant with the Constitutional ownership requirements.

In 2013, the Philippine SEC and Chairperson Teresita Herbosa also raised a number of arguments for dismissal of the petition for being procedurally flawed and for lack of merit.

In May 2014, the petitioner filed a consolidated reply and a motion for the issuance of a temporary restraining order to prevent PLDT from holding its 2014 annual stockholders meeting. The temporary restraining order was denied and PLDT held its 2014 annual meeting on June 10, 2014 as scheduled.

On February 10, 2015, PLDT filed a consolidated memorandum setting forth its arguments against the petition.

As at March 26, 2015, the resolution of the petition remains pending with the Supreme Court.

Other disclosures required by IAS 37 were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2014 and 2013:

	Cash and cash equivalents	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2014
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	28,086	—	28,086
Investment in debt securities and other long-term investments – net of current portion	—	546	414	—	—	—	—	960
Derivative financial assets – net of current portion	—	—	—	—	94	—	—	94
Advances and other noncurrent assets – net of current portion	—	2,758	—	—	—	—	—	2,758
Current:
Cash and cash equivalents	26,659	—	—	—	—	—	—	26,659
Short-term investments	—	18	—	625	—	—	—	643
Trade and other receivables	—	29,151	—	—	—	—	—	29,151
Current portion of derivative financial assets	—	—	—	—	2	—	—	2
Current portion of investment in debt securities and other long-term investments	—	—	295	—	—	—	—	295
Current portion of advances and other noncurrent assets	—	7,953	—	—	—	—	—	7,953

Total assets	26,659	40,426	709	625	96	28,086	—	96,601

Liabilities as at December 31, 2014
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	115,400	115,400
Derivative financial liabilities – net of current portion	—	—	—	1,426	34	—	—	1,460
Customers’ deposits	—	—	—	—	—	—	2,438	2,438
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,643	19,643
Current:
Accounts payable	—	—	—	—	—	—	39,416	39,416
Accrued expenses and other current liabilities	—	—	—	—	—	—	65,981	65,981
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	14,729	14,729
Dividends payable	—	—	—	—	—	—	1,070	1,070
Current portion of derivative financial liabilities	—	—	—	45	209	—	—	254

Total liabilities	—	—	—	1,471	243	—	258,677	260,391

Net assets (liabilities)	26,659	40,426	709	(846)	(147)	28,086	(258,677)	(163,790)

Assets as at December 31, 2013
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	220	—	220
Investment in debt securities and other long-term investments – net of current portion	—	2,172	471	—	—	—	—	2,643
Derivative financial assets – net of current portion	—	—	—	—	24	—	—	24
Advances and other noncurrent assets – net of current portion	—	2,285	—	—	—	—	—	2,285
Current:	—
Cash and cash equivalents	31,905	—	—	—	—	—	—	31,905
Short-term investments	—	127	—	591	—	—	—	718
Trade and other receivables	—	17,564	—	—	—	—	—	17,564
Current portion of derivative financial assets	—	—	—	10	—	—	—	10
Current portion of advances and other noncurrent assets	—	7,987	—	—	—	—	—	7,987

Total assets	31,905	30,135	471	601	24	220	—	63,356

Liabilities as at December 31, 2013
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	88,930	88,930
Derivative financial liabilities – net of current portion	—	—	—	1,853	16	—	—	1,869
Customers’ deposits	—	—	—	—	—	—	2,545	2,545
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,716	19,716
Current:	—
Accounts payable	—	—	—	—	—	—	33,144	33,144
Accrued expenses and other current liabilities	—	—	—	—	—	—	57,611	57,611
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	15,171	15,171
Dividends payable	—	—	—	—	—	—	932	932
Current portion of derivative financial liabilities	—	—	—	65	40	—	—	105

Total liabilities	—	—	—	1,918	56	—	218,049	220,023

Net assets (liabilities)	31,905	30,135	471	(1,317)	(32)	220	(218,049)	(156,667)

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2014 and 2013 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2014	2013	2014	2013
	(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	960	2,643	969	2,668
Advances and other noncurrent assets	2,758	2,285	2,346	2,043

Total	3,718	4,928	3,315	4,711

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	115,399	88,924	118,944	93,165
Obligations under finance leases	1	6	1	6
Customers’ deposits	2,438	2,545	1,902	2,044
Deferred credits and other noncurrent liabilities	19,643	19,716	18,360	18,696

Total	137,481	111,191	139,207	113,911

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2014 and 2013:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
December 31, 2014
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,224	1,130	94
Current Financial Assets
Trade and other receivables
Foreign administrations	11,240	3,368	7,872
Corporate subscribers
Domestic carriers	8,233	7,503	730
Derivative financial instruments
Current portion of interest rate swap	183	181	2

Total	20,880	12,182	8,698

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,206	1,148	58
Current Financial Liabilities
Accounts payable
Suppliers and contractors	35,886	29	35,857
Carriers and other customers	5,212	2,413	2,799
Derivative financial instruments
Current portion of interest rate swap	397	143	254

Total	42,701	3,733	38,968

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
December 31, 2013
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	180	156	24
Current Financial Assets
Trade and other receivables
Foreign administrations	7,554	1,833	5,721
Corporate subscribers	2,162	107	2,055
Domestic carriers	6,348	4,967	1,381
Derivative financial instruments
Current portion of interest rate swap	73	73	—

Total	16,317	7,136	9,181

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	246	165	81
Current Financial Liabilities
Accounts payable
Suppliers and contractors	29,911	112	29,799
Carriers and other customers	4,846	2,582	2,264
Derivative financial instruments
Current portion of interest rate swap	173	68	105

Total	35,176	2,927	32,249

There were no financial instruments subject to an enforceable master netting arrangement that were not set-off in our consolidated statements of financial position.

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2014 and 2013. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2014			2013
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	27,955	—	27,955	97	—	97
Derivative financial assets – net of current portion	—	94	94	—	24	24
Current Financial Assets
Short-term investments	—	625	625	—	591	591
Current portion of derivative financial assets	—	2	2	—	10	10

Total	27,955	721	28,676	97	625	722

Noncurrent Financial Liabilities
Derivative financial liabilities	—	1,460	1,460	—	1,869	1,869
Current Financial Liabilities
Derivative financial liabilities	—	254	254	—	105	105

Total	—	1,714	1,714	—	1,974	1,974

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2014 and 2013, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at December 31, 2014 and 2013, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2

Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and PDST-F rates for similar types of loans plus PLDT’s credit spread.	Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus PLDT’s credit spread.	Level 3

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

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the year. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at December 31, 2014 and 2013.

As at December 31, 2014 and 2013, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit valuation adjustment or debit value adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2014 and 2013:

		2014			2013
	Maturity	Notional		Mark-to- market Gains (Losses)	Notional		Mark-to- market Gains (Losses)
		(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php1,402)	US$	202	(Php1,788)
Short-term currency swaps	2014		—	—		6	4
DMPI
Interest rate swaps	2017		31	(69)		44	(130)
PGIH
Short-term currency swaps	2014		—	—		10	6

				(1,471)			(1,908)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2018		93	9		120	11
	2020		150	(80)		—	—
Smart
Interest rate swaps	2016		47	(5)		75	(11)
	2017		28	(2)		39	(6)
	2018		105	(19)		40	(26)
	2019		115	(50)		—	—

				(147)			(32)

Net liabilities				(Php1,618)			(Php1,940)

	2014	2013
	(in million pesos)
Presented as:
Noncurrent assets	94	24
Current assets	2	10
Noncurrent liabilities	(1,460)	(1,869)
Current liabilities	(254)	(105)

Net liabilities	(1,618)	(1,940)

Movements of our consolidated mark-to-market losses for the years ended December 31, 2014 and 2013 are summarized as follows:

	2014	2013
	(in million pesos)
Net mark-to-market losses at beginning of the year	(1,940)	(3,220)
Settlements, accretions and conversions	243	156
Gains on derivative financial instruments (Note 4)	208	816
Effective portion recognized in the profit or loss for the cash flow hedges	(35)	387
Net fair value gains on cash flow hedges charged to other comprehensive income	(94)	(67)
Interest expense	—	(12)

Net mark-to-market losses at end of the year	(1,618)	(1,940)

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Gains on derivative financial instruments (Note 4)	208	816
Hedge costs	(309)	(305)

Net gains (losses) on derivative financial instruments	(101)	511

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

Long-term Currency Swaps

PLDT has entered into a long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the years ended December 31, 2014 and 2013. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the years ended December 31, 2014 and 2013.

The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with a total notional amount of US$100 million matured on May 15, 2012, with a total cash settlement of Php941 million. On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the total notional amount of US$300 million of the long-term currency swaps that we entered to hedge the 2017 fixed rate notes was reduced to US$202 million with mark-to-market losses of Php1,402 million and Php1,788 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Short-term Currency Swaps

PLDT also entered into a short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total outstanding swaps amounted to US$6 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.79 resulting to mark-to-market gains of Php4 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.84. There were no outstanding short-term currency swap contracts as at December 31, 2014.

Interest Rate Swaps

On May 17, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on June 6, 2013) and in exchange, will pay a fixed rate of 1.945%. The outstanding notional amounts under this agreement amounted to US$31 million and US$40 million with mark-to-market gains of Php9 million and Php13 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On June 26, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.385%. The outstanding notional amounts under this agreement amounted to US$31 million and US$40 million with mark-to-market losses of Php2 million and Php4 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 19, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.25%. The outstanding notional amounts under this agreement amounted to US$31 million and US$40 million with mark-to-market gains of Php2 million and Php2 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 14, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a fixed rate of 3.46%. The outstanding notional amounts under this agreement amounted to US$50 million with mark-to-market losses of Php25 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 20, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a fixed rate of 3.455%. The outstanding notional amounts under this agreement amounted to US$50 million with mark-to-market losses of Php25 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On September 4, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a fixed rate of 3.455%. The outstanding notional amounts under this agreement amounted to US$25 million with mark-to-market losses of Php14 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On September 5, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a fixed rate of 3.49%. The outstanding notional amounts under this agreement amounted to US$25 million with mark-to-market losses of Php16 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at December 31, 2014 and 2013 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market gains/losses of the interest rate swaps with aggregate notional amounts of US$243 million and US$120 million amounted to losses of Php71 million and gains of Php11 million as at December 31, 2014 and 2013, respectively. The mark-to-market losses amounting to Php51 million and gains of Php14 million was recognized in our consolidated other comprehensive income as at December 31, 2014 and 2013, respectively. Interest accrual on the interest swap amounting to Php20 million and Php3 million were recorded as at December 31, 2014 and 2013, respectively. The ineffective portion of the movements in the fair value amounting to Php0.2 million and nil was recognized in our consolidated income statements for the years ended December 31, 2014 and 2013, respectively.

On January 14, 2015, PLDT entered into a three-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on January 20, 2015) and in exchange, will pay a fixed rate of 2.16%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 14, 2015, PLDT entered into a three-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on January 20, 2015) and in exchange, will pay a fixed rate of 2.15%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 23, 2015, PLDT entered into a two-year interest rate swap agreement with a total notional amount of US$30 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$150 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on March 10, 2015) and in exchange, will pay a fixed rate of 2.11%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On February 2, 2015, PLDT entered into a three-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on April 16, 2015) and in exchange, will pay a fixed rate of 2.14%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposure on the US$59.2 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$17 million and US$24 million with mark-to-market losses of the interest rate swap of Php37 million and Php70 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposure on the US$51.2 million Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$14 million and US$20 million with mark-to-market losses of the interest rate swap of Php32 million and Php60 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$31 million and US$44 million amounted to Php69 million and Php130 million as at December 31, 2014 and 2013, respectively.

PGIH

In November 2013, PGIH entered into a short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar cash for purposes of enhancing yields on the excess funds. The total outstanding swaps amounted to US$10 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.78 resulting to mark-to-market gains of Php6 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.83. There were no outstanding short-term currency swap contracts as at December 31, 2014.

Smart

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$45 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.527%. The outstanding notional amounts under this agreement amounted to US$22 million and US$37 million with mark-to-market losses of Php2 million and Php5 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.4275%. The outstanding notional amounts under this agreement amounted to US$25 million and US$38 million with mark-to-market losses of Php3 million and Php6 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$44 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%. The outstanding notional amounts under this agreement amounted to US$28 million and US$39 million with mark-to-market losses of Php2 million and Php6 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 18, 2013, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 25, 2014) and in exchange, will pay a fixed rate of 2.36%. The outstanding notional amounts under this agreement each amounted to US$35 million and US$40 million with mark-to-market losses of Php11 million and Php26 million as at December 31, 2014 and 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 14, 2014, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$65 million to hedge its interest rate exposure on a portion of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 9, 2015) and in exchange, will pay a fixed rate of 2.225%. The outstanding notional amount under this agreement amounted to US$65 million with mark-to-market losses of Php27 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 2, 2014, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on the US$50 million Loan Facility maturing in May 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on May 14, 2015) and in exchange, will pay a fixed rate of 2.58%. The outstanding notional amount under this agreement amounted to US$50 million with mark-to-market losses of Php23 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 16, 2014, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 22, 2015) and in exchange, will pay a fixed rate of 2.155%. The outstanding notional amount under this agreement amounted to US$25 million with mark-to-market losses of Php3 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 16, 2014, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 22, 2015) and in exchange, will pay a fixed rate of 2.142%. The outstanding notional amount under this agreement amounted to US$25 million with mark-to-market losses of Php3 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 16, 2014, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 22, 2015) and in exchange, will pay a fixed rate of 2.135%. The outstanding notional amount under this agreement amounted to US$20 million with mark-to-market losses of Php2 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at December 31, 2014 and 2013 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$295 million and US$154 million amounted to Php76 million and Php43 million as at December 31, 2014 and 2013, respectively. The mark-to-market losses amounting to Php66 million and Php37 million was recognized in our consolidated other comprehensive income as at December 31, 2014 and 2013, respectively. Interest accrual on the interest swap amounting to Php10 million and Php6 million were recorded as at December 31, 2014 and 2013, respectively. There were no ineffective portions of the movements in the fair value recognized in our consolidated income statements for the years ended December 31, 2014 and 2013.

On January 7, 2015, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 7, 2015) and in exchange, will pay a fixed rate of 2.2425%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

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

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures are not met.

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php26,659 million and Php643 million, respectively, as at December 31, 2014, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2014 and 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2014
Cash equivalents	19,843	19,843	—	—	—
Loans and receivables:	56,198	52,693	1,303	1,086	1,116
Advances and other noncurrent assets	10,912	7,953	1,070	773	1,116
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	—	233	313	—
Retail subscribers	17,053	17,053	—	—	—
Foreign administrations	8,420	8,420	—	—	—
Corporate subscribers	7,941	7,941	—	—	—
Domestic carriers	823	823	—	—	—
Dealers, agents and others	10,485	10,485	—	—	—
HTM investments:	709	295	264	—	150
Investment in debt securities and other long-term investments	709	295	264	—	150
Financial instruments at FVPL:	625	625	—	—	—
Short-term investments	625	625	—	—	—
Available-for-sale financial investments	28,086	—	—	—	28,086

Total	105,461	73,456	1,567	1,086	29,352

December 31, 2013
Cash equivalents	25,967	25,967	—	—	—
Loans and receivables:	44,771	40,202	2,819	1,608	142
Advances and other noncurrent assets	10,384	7,987	958	1,297	142
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	—	1,861	311	—
Retail subscribers	12,563	12,563	—	—	—
Corporate subscribers	7,904	7,904	—	—	—
Foreign administrations	5,840	5,840	—	—	—
Domestic carriers	1,461	1,461	—	—	—
Dealers, agents and others	4,320	4,320	—	—	—
HTM investments:	471	—	—	321	150
Investment in debt securities and other long-term investments	471	—	—	321	150
Financial instruments at FVPL:	591	591	—	—	—
Short-term investments	591	591	—	—	—
Available-for-sale financial investments	220	—	—	—	220

Total	72,020	66,760	2,819	1,929	512

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2014 and 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2014
Debt(1):	157,607	575	71,798	27,100	58,134
Principal	130,634	377	57,918	21,107	51,232
Interest	26,973	198	13,880	5,993	6,902
Lease obligations:	18,190	9,446	4,302	2,132	2,310
Operating lease	18,184	9,446	4,296	2,132	2,310
Finance lease	6	—	6	—	—
Unconditional purchase obligations(2)	211	72	45	45	49
Other obligations:	122,486	98,452	17,073	5,160	1,801
Derivative financial liabilities(3):	2,057	131	1,926	—	—
Long-term currency swap	1,712	—	1,712	—	—
Interest rate swap	345	131	214	—	—
Various trade and other obligations:	120,429	98,321	15,147	5,160	1,801
Suppliers and contractors	55,288	35,857	14,356	5,075	—
Utilities and related expenses	35,049	35,021	6	5	17
Employee benefits	8,234	8,234	—	—	—
Liability from redemption of preferred shares	7,922	7,922	—	—	—
Carriers and other customers	2,799	2,799	—	—	—
Customers’ deposits	2,438	—	574	80	1,784
Dividends	1,070	1,070	—	—	—
Others	7,629	7,418	211	—	—

Total contractual obligations	298,494	108,545	93,218	34,437	62,294

December 31, 2013
Debt(1):	123,623	2,774	48,824	35,908	36,117
Principal	104,472	2,576	37,822	31,549	32,525
Interest	19,151	198	11,002	4,359	3,592
Lease obligations:	14,574	7,711	3,198	2,016	1,649
Operating lease	14,562	7,710	3,187	2,016	1,649
Finance lease	12	1	11	—	—
Unconditional purchase obligations(2)	231	66	44	44	77
Other obligations:	109,405	84,869	14,841	7,627	2,068
Derivative financial liabilities(3):	2,274	92	923	1,259	—
Long-term currency swap	2,086	—	833	1,253	—
Interest rate swap	188	92	90	6	—
Various trade and other obligations:	107,131	84,777	13,918	6,368	2,068
Suppliers and contractors	49,314	29,799	13,183	6,332	—
Utilities and related expenses	31,576	31,483	68	5	20
Liability from redemption of preferred shares	7,952	7,952	—	—	—
Employee benefits	5,350	5,350	—	—	—
Customers’ deposits	2,545	—	466	31	2,048
Carriers and other customers	2,264	2,264	—	—	—
Dividends	932	932	—	—	—
Others	7,198	6,997	201	—	—

Total contractual obligations	247,833	95,420	66,907	45,595	39,911

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 25 — Related Party Transactions — Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Within one year	9,570	7,809
After one year but not more than five years	6,304	5,104
More than five years	2,310	1,649

Total	18,184	14,562

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php211 million and Php231 million as at December 31, 2014 and 2013, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php120,429 million and Php107,131 million as at December 31, 2014 and 2013, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php32 million and Php20 million as at December 31, 2014 and 2013, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2014 and 2013.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2014 and 2013:

	2014		2013
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments	623	27,855	—	—
Investment in debt securities and other long-term investments	7	313	49	2,172
Derivative financial assets – net of current portion	2	94	1	24
Advances and other noncurrent assets – net of current portion	—	17	1	32

Total noncurrent financial assets	632	28,279	51	2,228

Current Financial Assets
Cash and cash equivalents	149	6,665	145	6,450
Short-term investments	14	625	13	591
Trade and other receivables – net	210	9,414	173	7,685
Current portion of derivative financial assets	—	2	—	10
Current portion of advances and other noncurrent assets	—	10	—	—

Total current financial assets	373	16,716	331	14,736

Total Financial Assets	1,005	44,995	382	16,964

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,046	46,812	1,047	46,477
Derivative financial liabilities – net of current portion	33	1,460	42	1,869

Total noncurrent financial liabilities	1,079	48,272	1,089	48,346

Current Financial Liabilities
Accounts payable	121	5,438	166	7,381
Accrued expenses and other current liabilities	153	6,856	125	5,552
Current portion of interest-bearing financial liabilities	316	14,124	292	12,966
Current portion of derivative financial liabilities	6	254	2	105

Total current financial liabilities	596	26,672	585	26,004

Total Financial Liabilities	1,675	74,944	1,674	74,350

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.74 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2014.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.40 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2013.

As at March 25, 2014, the Philippine peso-U.S. dollar exchange rate was Php44.77 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php20 million as at December 31, 2014.

Approximately 47% and 57% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2014 and 2013, respectively. Consolidated foreign currency-denominated debt increased to Php60,632 million as at December 31, 2014 from Php59,132 million as at December 31, 2013. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at December 31, 2014 and 2013. Consequently, the unhedged portion of our consolidated debt amounts was approximately 40% (or 34%, net of our consolidated U.S. dollar cash balances) and 48% (or 41%, net of our consolidated U.S. dollar cash balances) as at December 31, 2014 and 2013, respectively.

Approximately, 20% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2014 as compared with approximately 21% for the year ended December 31, 2013. Approximately, 10% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2014 as compared with approximately 11% for the year ended December 31, 2013. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso depreciated by 0.77% against the U.S. dollar to Php44.74 to US$1.00 as at December 31, 2014 from Php44.40 to US$1.00 as at December 31, 2013. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php382 million and Php2,893 million for the years ended December 31, 2014 and 2013, respectively, and net consolidated foreign exchange gains of Php3,282 million for the year ended December 31, 2012.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2015. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.70% as compared to the exchange rate of Php44.74 to US$1.00 as at December 31, 2014. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.70% as at December 31, 2014, with all other variables held constant, profit after tax for the year ended 2014 would have been approximately Php252 million higher/lower and our consolidated stockholders’ equity as at year end 2014 would have been approximately Php248 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2014 and 2013. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2014

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	5	7	—	12	546	—	546	12	558
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	7	1	5	—	3	16	709	—	709	16	706
Interest rate	2.9310%	4.2188%	4.2500%	—	4.8371%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,044	—	1,044	23	1,044
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	82	—	—	—	—	82	3,675	—	3,675	82	3,675
Interest rate	0.0010% to 1.5500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	23	—	23	1	23
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	88	—	—	—	—	88	3,929	—	3,929	88	3,929
Interest rate	0.2500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	356	—	—	—	—	356	15,914	—	15,914	356	15,914
Interest rate	0.5000% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	14	—	—	—	—	14	625	—	625	14	625
Interest rate	4.9570%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	1.3750%	—	—	—	—	—	—	—	—	—	—

	571	1	10	7	3	592	26,483	—	26,483	592	26,492

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	228	—	—	228	10,218	48	10,170	263	11,738
Interest rate	—	—	8.3500%	—	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	61	26	20	—	112	4,998	74	4,924	111	4,972
Interest rate	2.9900%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	—	31	184	331	823	1,369	61,240	173	61,067	1,403	62,780
Interest rate	—	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	4.4850% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	4	546	213	116	143	1,022	45,728	190	45,538	1,022	45,728
Interest rate	0.3500% to 0.5500 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.9500% to 1.8000 over LIBOR %	1.4000% to 1.4500 over LIBOR %	—	—	—	—	—	—
Philippine Peso	—	4	2	4	179	189	8,450	26	8,424	189	8,450
Interest rate	—	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	—	—	—	—	—	—

	9	642	653	471	1,145	2,920	130,634	511	130,123	2,988	133,668

As at December 31, 2013

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	42	7	—	49	2,172	—	2,172	49	2,185
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	—	—	—	7	3	10	471	—	471	11	483
Interest rate	—	—	—	4.2500%	4.8370%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	20	—	—	—	—	20	882	—	882	20	882
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	97	—	—	—	—	97	4,303	—	4,303	97	4,303
Interest rate	0.0010% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	96	—	96	2	96
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	116	—	—	—	—	116	5,164	—	5,164	116	5,164
Interest rate	0.2500% to 4.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	469	—	—	—	—	469	20,803	—	20,803	469	20,803
Interest rate	0.5600% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	13	—	—	—	—	13	591	—	591	13	591
Interest rate	0.6050%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	3	—	—	—	—	3	127	—	127	3	127
Interest rate	1.5000%	—	—	—	—	—	—	—	—	—	—

	720	—	42	14	3	779	34,609	—	34,609	780	34,634

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	10,401	67	10,334	274	12,160
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	65	26	33	—	124	5,493	99	5,394	126	5,598
Interest rate	—	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	17	29	14	197	647	904	40,125	46	40,079	949	42,120
Interest rate	6.3981%	3.9250% to 6.2600%	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	21	480	235	245	—	981	43,560	156	43,404	981	43,560
Interest rate	0.3500% to 1.8000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	20	2	1	1	86	110	4,893	14	4,879	110	4,893
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	—	—	—	—	—	—

	58	576	276	710	733	2,353	104,472	382	104,090	2,440	108,331

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2015. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 70 basis points, or bps, and 30 bps higher/lower, respectively, as compared to levels as at December 31, 2014. If U.S. dollar interest rates had been 70 bps higher/lower as compared to market levels as at December 31, 2014, with all other variables held constant, profit after tax for the year end and our consolidated stockholders’ equity as at year end 2014 would have been approximately Php156 million and Php35 thousand, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 30 bps higher/lower as compared to market levels as at December 31, 2014, with all other variables held constant, profit after tax for the year end and our consolidated stockholders’ equity as at year end 2014 would have been approximately Php41 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2014 and 2013:

	December 31, 2014
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	26,659	266	26,393
Loans and receivables:
Advances and other noncurrent assets	10,711	1	10,710
Short-term investments	18	—	18
Investment in debt securities and other long-term investments	546	—	546
Retail subscribers	8,920	46	8,874
Foreign administrations	7,872	—	7,872
Corporate subscribers	3,615	139	3,476
Domestic carriers	730	—	730
Dealers, agents and others	8,014	1	8,013
HTM investments:
Investment in debt securities and other long-term investments	709	—	709
Available-for-sale financial investments	28,086	—	28,086
Financial instruments at FVPL:
Short-term investments	625	—	625
Derivatives used for hedging:
Interest rate swap	96	—	96

Total	96,601	453	96,148

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2014.

	December 31, 2013
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	31,905	241	31,664
Loans and receivables:
Advances and other noncurrent assets	10,272	—	10,272
Short-term investments	127	—	127
Investment in debt securities and other long-term investments	2,172	—	2,172
Foreign administrations	5,721	—	5,721
Retail subscribers	5,414	41	5,373
Corporate subscribers	2,055	135	1,920
Domestic carriers	1,381	—	1,381
Dealers, agents and others	2,993	1	2,992
HTM investments:
Investment in debt securities and other long-term investments	471	—	471
Available-for-sale financial investments	220	—	220
Financial instruments at FVPL:
Short-term investments	591	—	591
Short-term currency swaps	10	—	10
Derivatives used for hedging:
Interest rate swap	24	—	24

Total	63,356	418	62,938

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2013.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2014 and 2013:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2014
Cash and cash equivalents	26,659	23,952	2,707	—	—
Loans and receivables:	56,198	19,778	8,376	12,272	15,772
Advances and other noncurrent assets	10,912	8,978	1,732	1	201
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—
Retail subscribers	17,053	2,115	2,894	3,911	8,133
Foreign administrations	8,420	2,825	535	4,512	548
Corporate subscribers	7,941	1,008	654	1,953	4,326
Domestic carriers	823	90	158	482	93
Dealers, agents and others	10,485	4,198	2,403	1,413	2,471
HTM investments:	709	709	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—
Available-for-sale financial investments	28,086	28,024	62	—	—
Financial instruments at FVPL(3):	625	625	—	—	—
Short-term investments	625	625	—	—	—
Derivatives used for hedging:	96	96	—	—	—
Interest rate swaps	96	96	—	—	—

Total	112,373	73,184	11,145	12,272	15,772

December 31, 2013
Cash and cash equivalents	31,905	29,129	2,776	—	—
Loans and receivables:	44,771	17,233	4,996	7,906	14,636
Advances and other noncurrent assets	10,384	10,241	22	9	112
Short-term investments	127	127	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—
Retail subscribers	12,563	1,318	1,822	2,274	7,149
Corporate subscribers	7,904	698	343	1,014	5,849
Foreign administrations	5,840	1,242	1,765	2,714	119
Domestic carriers	1,461	350	22	1,009	80
Dealers, agents and others	4,320	1,085	1,022	886	1,327
HTM investments:	471	471	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—
Available-for-sale financial investments	220	166	54	—	—
Financial instruments at FVPL(3):	601	601	—	—	—
Short-term investments	591	591	—	—	—
Short-term currency swaps	10	10	—	—	—
Derivatives used for hedging:	24	24	—	—	—
Interest rate swaps	24	24	—	—	—

Total	77,992	47,624	7,826	7,906	14,636

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2014 and 2013 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2014
Cash and cash equivalents	26,659	26,659	—	—	—	—
Loans and receivables:	56,198	28,154	5,285	1,149	5,838	15,772
Advances and other noncurrent assets	10,912	10,710	—	—	1	201
Short-term investments	18	18	—	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—	—
Retail subscribers	17,053	5,009	1,949	325	1,637	8,133
Foreign administrations	8,420	3,360	932	468	3,112	548
Corporate subscribers	7,941	1,662	951	234	768	4,326
Domestic carriers	823	248	166	97	219	93
Dealers, agents and others	10,485	6,601	1,287	25	101	2,471
HTM investments:	709	709	—	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—	—
Available-for-sale financial investments	28,086	28,086	—	—	—	—
Financial instruments at FVPL:	625	625	—	—	—	—
Short-term investments	625	625	—	—	—	—
Derivatives used for hedging:	96	96	—	—	—	—
Interest rate swaps	96	96	—	—	—	—

Total	112,373	84,329	5,285	1,149	5,838	15,772

December 31, 2013
Cash and cash equivalents	31,905	31,905	—	—	—	—
Loans and receivables:	44,771	22,229	3,303	787	3,816	14,636
Advances and other noncurrent assets	10,384	10,263	1	—	8	112
Short-term investments	127	127	—	—	—	—
Investment in debt securities and other long-term investments	2,172	2,172	—	—	—	—
Retail subscribers	12,563	3,140	1,615	172	487	7,149
Corporate subscribers	7,904	1,041	384	224	406	5,849
Foreign administrations	5,840	3,007	740	158	1,816	119
Domestic carriers	1,461	372	129	134	746	80
Dealers, agents and others	4,320	2,107	434	99	353	1,327
HTM investments:	471	471	—	—	—	—
Investment in debt securities and other long-term investments	471	471	—	—	—	—
Available-for-sale financial investments	220	220	—	—	—	—
Financial instruments at FVPL:	601	601	—	—	—	—
Short-term investments	591	591	—	—	—	—
Short-term currency swaps	10	10	—	—	—	—
Derivatives used for hedging:	24	24	—	—	—	—
Interest rate swaps	24	24	—	—	—	—

Total	77,992	55,450	3,303	787	3,816	14,636

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

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2014 and 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt including current portion), excluding discontinued operations. Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2014 and 2013:

	2014	2013
	(in million pesos)
Long-term debt including current portion (Note 21)	130,123	104,090
Cash and cash equivalents (Note 16)	(26,659)	(31,905)
Short-term investments	(643)	(718)

Net consolidated debt	102,821	71,467

Equity attributable to equity holders of PLDT	134,364	137,147

Net consolidated debt to equity ratio	77%	52%

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2014, 2013 and 2012.

Item 19.	Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Amended Articles of Incorporation (as amended on June 10, 2014)

1(b).	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on December 2, 2014)

2(a).	Terms and Conditions of the Voting Preferred Stock of PLDT

2(b).	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 26, 2015

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on June 10, 2014)

1(b)	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on December 2, 2014)

2	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DOCOMO (incorporated by reference to Schedule 13D/A (Amendment No. 2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

4(e)	Deed of Assignment dated April 30, 2013 between SPi Global Holdings, Inc. and Asia Outsourcing Philippines Holdings, Inc.

4(f)	Investment Agreement, dated as of August 6, 2014, among Global Founders GmbH, Emesco AB, AI European S.a.r.l, Rocket Beteiligungs GmbH, PLDT and Rocket Internet AG

4(g)	First Addendum to Investment Agreement, dated as of August 15, 2014, among Global Founders GmbH, Emesco AB, AI European S.a.r.l, Rocket Beteiligungs GmbH, PLDT and Rocket Internet AG

4(h)	Joint Venture Agreement, dated as of August 6, 2014, between PLDT and Rocket Internet AG

6	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act