Form 20-F
period 2015-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2016-03-18
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report

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

As at December 31, 2015:
216,055,775 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
300,001,240 shares of Non-voting Preferred Stock, Par Value Ten Philippine Pesos Per Share
150,000,000 shares of Voting Preferred Stock, Par Value One Philippine Peso Per Share

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php47.12 to US$1.00 on December 31, 2015. On March 16, 2016, the volume weighted average exchange rate quoted was Php46.83 to US$1.00.

In this annual report, each reference to:

•	ARPU means average revenue per user;

•	BIR means Bureau of Internal Revenue;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTS means base transceiver station;

•	CMTS means cellular mobile telephone system;

•	CPCN means Certificate of Public Convenience and Necessity;

•	DFON means domestic fiber optic network;

•	Digitel means Digital Telecommunications Phils., Inc.;

•	DMPI means Digitel Mobile Philippines, Inc.;

•	DSL means digital subscriber line;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its Philippine affiliates;

•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;

•	FTTH means Fiber-to-the-HOME;

•	GSM means global system for mobile communications;

•	HB means House Bill;

•	HSPA means high-speed packet access;

•	ICT means information and communications technology;

•	IGF means international gateway facility;

•	IP means internet protocol;

•	IT means information technology;

•	JG Summit Group means JG Summit Holdings, Inc. and its affiliates;

•	JGSHI means JG Summit Holdings, Inc.;

•	LEC means local exchange carrier;

•	LTE means long-term evolution;

•	MVNO means mobile virtual network operations;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Com means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	PDRs means Philippine Depositary Receipts;

•	PFRS means Philippine Financial Reporting Standards;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	SIM means Subscriber Identification Module;

•	Smart means Smart Communications, Inc.;

•	SMI means Smart e-Money, Inc. (formerly Smart Hub, Inc.), a wholly-owned subsidiary of Smart;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means Value-Added Service;

•	VoIP means Voice over Internet Protocol;

•	VPN means virtual private network;

•	W-CDMA means Wideband-Code Division Multiple Access; and

•	WiMAX means Worldwide Interoperability for Microwave Access.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015, included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with International Financial Reporting Standards, or IFRS.

As at December 31, 2015, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net. Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2015, 2014 and 2013 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2015, 2014 and 2013 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2015, 2014, 2013, 2012 and 2011 and for the financial years ended December 31, 2015, 2014, 2013, 2012 and 2011, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F. As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been prepared and presented in conformity with IFRS.

	2015(1)		2015		2014(2)		2013(2)		2012(2)		2011(2 and 3)
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US$	3,631	Php	171,103	Php	170,835	Php	168,211	Php	162,914	Php	148,479
Service revenues		3,458		162,930		164,943		163,932		159,619		145,834
Non-service revenues		173		8,173		5,892		4,279		3,295		2,645
Expenses(3)		3,065		144,434		130,457		125,515		122,529		106,424
Net income for the year		468		22,075		34,090		35,453		36,099		31,218
Continuing operations		468		22,075		34,090		33,384		35,556		30,351
Discontinued operations		—		—		—		2,069		543		867
Earnings per common share for the year attributable to equity holders of PLDT
Basic		2.16		101.85		157.51		163.67		167.07		161.05
Diluted		2.16		101.85		157.51		163.67		167.07		160.91
Earnings per common share from continuing operations for the year attributable to equity holders of PLDT
Basic		3.45		162.70		172.88		154.09		164.55		156.52
Diluted		3.45		162.70		172.88		154.09		164.55		156.39
Balance Sheets Data
Cash and cash equivalents		986		46,455		26,659		31,905		37,161		46,057
Total assets		9,658		455,095		436,295		399,638		405,815		401,792
Total long-term debt – net of current portion		3,056		143,982		115,399		88,924		102,811		91,273
Total debt(4)		3,415		160,892		130,123		104,090		115,792		117,275
Total liabilities		7,241		341,197		301,627		262,312		260,081		247,546
Total equity attributable to equity holders of PLDT		2,411		113,608		134,364		137,147		145,550		153,860
Weighted average number of common shares for the year (in thousands)		4,585		216,056		216,056		216,056		216,055		191,369
Other Data:
Depreciation and amortization		669		31,519		31,379		30,304		32,354		27,539
Ratio of earnings to fixed charges(5)		4.6x		4.6x		6.4x		5.7x		5.4x		5.9x
Net cash provided by operating activities		1,480		69,744		66,015		73,763		80,370		79,209
Net cash used in investing activities		(833)		(39,238)		(51,686)		(21,045)		(39,058)		(29,712)
Net cash used in financing activities		(242)		(11,385)		(19,897)		(59,813)		(48,628)		(40,204)
Dividends declared to common shareholders		697		32,841		39,970		37,809		36,946		41,460
Dividends declared per common share		3.23		152.00		185.00		175.00		171.00		222.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2015, has been converted into U.S. dollars at the exchange rate of Php47.12 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2015. This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Certain comparative information for 2014, 2013, 2012 and 2011 were reclassified to conform with the current presentation.
(3)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.
(4)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion; and (iii) notes payable.
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

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2015 and 2014:

	No. of shares		December 31,
	2015	2014	2015		2014
	(in millions)
Non-Voting Preferred Stock
10% Cumulative Convertible Preferred Stock HH*, II and JJ**	—	—	Php	—	Php	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock***	300	300		360		360
Voting Preferred Stock	150	150		150		150

	450	450		510		510
Common Stock	216	216		1,093		1,093

Total	666	666	Php	1,603	Php	1,603

*	Redeemed and retired effective May 16, 2014.
**	On June 8, 2015, the Company issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.
***	Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2013, 2014 and 2015:

	Date			Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
						(in millions)
2013	August 7, 2013	August 30, 2013	September 27, 2013	Php	63	Php	13,611
2013	March 4, 2014	March 18, 2014	April 16, 2014		62		13,395
2013	March 4, 2014	March 18, 2014	April 16, 2014		54		11,667

					179		38,673

2014	August 5, 2014	August 28, 2014	September 26, 2014		69		14,908
2014	March 3, 2015	March 17, 2015	April 16, 2015		61		13,179
2014	March 3, 2015	March 17, 2015	April 16, 2015		26		5,618

					156		33,705

2015	August 4, 2015	August 27, 2015	September 25, 2015(1)		65		14,044
2015	February 29, 2016	March 14, 2016	April 1, 2016		57		12,315

				Php	122	Php	26,359

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars

2011	222.00	5.10
Regular Dividend – April 19, 2011	78.00	1.80
Regular Dividend – September 27, 2011	78.00	1.78
Special Dividend – April 19, 2011	66.00	1.52

2012	171.00	4.04
Regular Dividend – April 20, 2012	63.00	1.48
Regular Dividend – September 28, 2012	60.00	1.44
Special Dividend – April 20, 2012	48.00	1.12

2013	175.00	4.16
Regular Dividend – April 18, 2013	60.00	1.45
Regular Dividend – September 27, 2013	63.00	1.45
Special Dividend – April 18, 2013	52.00	1.26

2014	185.00	4.14
Regular Dividend – April 16, 2014	62.00	1.39
Regular Dividend – September 26, 2014	69.00	1.54
Special Dividend – April 16, 2014	54.00	1.21

2015	152.00	3.35
Regular Dividend – April 16, 2015	61.00	1.37
Regular Dividend – September 25, 2015(1)	65.00	1.39
Special Dividend – April 16, 2015	26.00	0.59

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments. See Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2011	Php	43.92	Php	43.28	Php	41.96	Php	44.59
2012		41.08		42.14		40.86		44.25
2013		44.40		42.66		40.57		44.66
2014		44.74		44.45		43.64		44.87
2015		47.12		45.62		44.08		47.44
2016 (through March 16, 2016)		46.83		47.43		46.51		47.99

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)		Low(3)
2015
September	Php	46.83	Php	46.76	Php	46.49	Php	46.99
October		46.86		46.36		45.80		46.89
November		47.17		47.04		46.74		47.21
December		47.12		47.23		47.08		47.44
2016
January		47.69		47.54		46.95		47.99
February		47.57		47.63		47.43		47.88
March (through March 16, 2016)		46.83		46.91		46.51		47.39

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2015 of Php47.12 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 16, 2016, the exchange rate quoted through the Philippine Dealing System was Php46.83 to US$1.00. Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

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

Risks Relating to Us

If we are not able to adapt to changes and disruptions in technology and by over-the-top, or OTT, services and address changing consumer demand on a timely basis, we may experience a decline in the demand for our services, be unable to implement our business strategy and experience a material adverse effect on our business, results of operations, financial condition and prospects.

The rapid change of technology and proliferation of OTT services have the potential to disrupt our business. Our major sources of revenue have always been short messaging service, or SMS, voice and international long distance business. However, due to the adoption of new technologies and the growing popularity of these new OTT services, our traditional revenue sources have continued to decline, and we cannot assure you that such trend will not continue with respect to some of our traditional services.

The continued high cellular penetration rate in the Philippines and the prevalence of SMS have negatively impacted our national long distance business in recent years. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years. The emergence of OTT services, such as social networking, instant messaging and internet telephone, also known as VoIP services, are competing with us in voice or data services and continue to affect our business model. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine government to roll-out its free WiFi services to various municipalities in the country.

Our capital costs could increase as we phase out outdated and unprofitable technologies and invest in new ones. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints on our introduction of new services. If our services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract customers could be adversely affected. We can neither assure you that we would be able to adopt or successfully implement new technologies and services nor assure you that future technological changes will not adversely affect our business, results of operations, financial condition and prospects.

Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in the Philippines would not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition from other existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospect by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services. Competition in the cellular telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference. Vital capacity expansion may continue to adversely increase our capital expenditures. Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market. Our principal cellular competitor, Globe Telecom, Inc., or Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers. Furthermore, the possible entry of a new player, due to the liberalization of the Philippine telecommunications industry, may threaten our market share.

Taking into consideration these risks, we cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our cellular and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures, potential loss of customers or reduce our rates, resulting in a reduction in our profitability.

Our ability to compete effectively will depend on, among other things, network coverage, quality of service, price, our development of new and enhanced products and services, the reach and quality of our sales and distribution channels and our capital resources. It will also depend on how successfully we anticipate and respond to various factors affecting our industry, including new technologies and business models, changes in consumer preferences and demand for existing services, demographic trends and economic conditions. If we are not able to respond successfully to these competitive challenges, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

The cellular telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of cellular services to customers in the Philippines. As a result, we depend on the continued development and growth of this industry in the Philippines. The cellular penetration rate in the country, however, has already reached an estimated 118% as at December 31, 2015, and thus the industry may well be considered mature, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent. Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer tastes and preferences, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services or otherwise causing the Philippine cellular telecommunications industry to stop growing or reducing the rate of its growth, could materially harm our business, results of operations, financial condition and prospects.

The licenses, franchises and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect our business, results of operations, financial condition and prospects.

Failure to comply with the foreign ownership restrictions

Section 11, Article XII of the 1987 Philippine Constitution provides that no franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations of associations organized under the laws of the Philippines, at least 60% of whose capital is owned by such citizens. We believe that as of the date of this report, PLDT is in compliance with the requirement of Section 11 Article XII of the 1987 Constitution. Exceeding the foreign ownership restrictions imposed under the Philippine Constitution may subject the Company to financial sanctions or the Philippine government commencing a quo warranto case in the name of the Republic of the Philippines against the Company to revoke the Company’s franchise that permits the Company to engage in telecommunications activities. See Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Failure to renew CPCNs

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress, and to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. Some of our CPCNs and provisional authorities have already expired. Although we have filed applications for extension of these CPCNs and provisional authorities, we cannot assure you that the NTC will grant the applications for renewal. See Item 4. “Information on the Company – Licenses and Regulations” for more information.

Failure to comply with R.A. 7925

The Philippine Congress may revoke, or the Solicitor General of the Philippines may file a case against Smart and DMPI to revoke, the franchise of Smart and DMPI for their failure to comply with R.A. 7925, which requires making a public offering of at least 30% of the aggregate common shares of a telecommunications entity with regulated types of services. For more information on R.A. 7925, see Item 4. “Information on the Company – Material Effects of Regulation on our Business”.

Failure to properly divest CURE

If we fail to effect the divestment of Connectivity Unlimited Resource Enterprise, or CURE, in accordance with the terms of, or in a manner contemplated under the NTC’s approval of our acquisition of the Digitel Group, the NTC may revoke its approval of any relevant franchises, licenses or permits held by Smart, any of which could significantly disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

We cannot assure you that any of our franchises, permits or licenses will not be revoked and any such revocation could have a material adverse effect on our business, financial conditions or prospects.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of rates and taxes and laws relating to anti-competitive practices and monopoly.

The NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction in our total revenues or profitability. The NTC could adopt changes to the regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. The occurrence of any of these changes could materially reduce our revenues and profitability.

The PLDT Group is also subject to a number of national and local taxes. We cannot assure you that the PLDT Group will not be subject to new, increased and/or additional taxes and that the PLDT Group would be able to impose or pass on additional charges or fees on its customers to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.

Moreover, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. The Philippine Competition Act came into effect on August 8, 2015 and prohibits practices that restrict market competition through anti-competitive agreements and abuse of a dominant position. It also requires parties to provide notification and obtain clearance for certain mergers and acquisitions. The Philippine Competition Act prescribes administrative and criminal penalties for violations of these prohibitions. Finally, the Philippine Competition Act established the Philippines Competition Commission with responsibility for implementing and enforcing competition policy in the Philippines. While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that any new or existing governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippines telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future.

Any future expansion in our services, particularly in our cellular services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects. In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services. For more information, see Item 4. “Information on the Company – Material Effects of Regulation on our Business.”

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

The regulatory environment regarding privacy and data protection laws is unsettled. Any failure, or perceived failure, by us to make effective modifications to our policies, or to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, damage to the PLDT brands, and a loss of users or advertising partners, any of which could potentially have an adverse effect on our business.

In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with users. The interpretation and application of privacy, data protection and data retention laws and regulations are often uncertain and in flux. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-range business planning decisions. If privacy, data protection or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices or operating platforms in a manner adverse to our business.

Legislation and regulation of online payment systems could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our digital technology platforms or business models.

Regulators have been increasing their focus on online and mobile payment services, and recent regulatory and other developments could reduce the convenience or utility of our payment services for users. Governmental regulation of certain aspects of mobile payments systems under which PLDT operates could result in obligations or restrictions with respect to the types of products that we may offer to consumers, the payment card systems that link to our mobile payments systems, the jurisdictions in which our payment services or apps may be used, and higher costs, such as fees charged by banks to process funds through our mobile payments systems. Such obligations and restrictions could be further increased as more jurisdictions regulate payment systems. Moreover, if this regulation is used to provide resources or preferential treatment or protection to selected payments and processing providers, it could displace us from, or prevent us from entering into, or substantially restrict us from participating in, particular geographies.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction, could increase our costs and could reduce our competitiveness.

The available radio frequency spectrum is one of the principal limitations on a mobile network’s capacity, and there are limitations in the spectrum and facilities available to us to provide our services. Our future wireless growth will increasingly depend on our ability to offer innovative video and data services and a wireless network that has sufficient spectrum and capacity to support these innovations. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum.

Our competitiveness may decline if we cannot obtain the necessary or optimal allocation of spectrum from the Philippine government. If the Philippine government does not fairly allocate spectrum to wireless providers in general or if we cannot acquire needed spectrum or deploy the services customers desire on a timely basis without burdensome conditions or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

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

Any of our contemplated acquisitions and investments may not be consummated due to reasons or factors beyond our control. Even if any contemplated acquisitions and investments are consummated, we may not be able to realize any or all of the anticipated benefits of such acquisitions and investments and we cannot assure you that the consummation of such acquisitions and investments will not result in losses for a prolonged period of time. Moreover, if we are unsuccessful in our contemplated acquisitions and investments, we may not be able to fully implement our business strategy to maintain or grow certain of our businesses and our results of operations and financial position could be materially and adversely affected.

We are exposed to the fluctuations in the market values of our investments.

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies. In 2014, we invested in Rocket Internet SE (formerly Rocket Internet AG), or Rocket, to drive the development of online and mobile payment solutions. However, due to the significant decline in fair value of our investment in Rocket as at December 31, 2015, we recognized an impairment of the investment in Rocket amounting to Php5,124 million. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies” and Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information. Credit ratings and market values of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

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

Cyber attacks, theft, equipment failures, natural disasters, terrorist acts and territorial disputes may materially adversely affect our operations

Cyber attacks, theft of telecommunication cables, major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our customer account support and information systems, or employee and business records could have a material adverse effect on our operations.

In order to minimize our exposure to cyber security risks, we have deployed a multi-layered defense mechanism from the network to the host and up to the application level. However, we can neither assure you that any of such defenses will be effective against or neutralize the effects of any cyber incidents resulting from unintentional cyber security breaches or deliberate attacks on our network infrastructure or computer systems, nor assure you that our business will not be significantly disrupted in the event of such security breach or attack. If we fail to timely and effectively prevent the occurrence of any new or existing cyber security incidents, or fail to promptly rectify any such incidents, our business could be significantly disrupted, our results of operations could be materially and adversely affected, and the confidence of our stakeholders could be lost.

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

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php43,175 million, Php34,759 million and Php28,838 million for the years ended December 31, 2015, 2014 and 2013, respectively. We currently estimate that our consolidated capital expenditures in 2016 will be approximately Php43 billion.

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

The Philippine peso has been subject to significant depreciation in recent years. with the Philippine peso depreciated by approximately 9% from a high of Php40.86 for the year 2012 to Php44.74 as at December 31, 2014 and further depreciated by 5% to Php47.12 as at December 31, 2015. We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

•	political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;

•	global economic and financial trends;

•	the volatility of emerging market currencies;

•	any interest rate increases by the Federal Reserve Bank of the United States; and

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

Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of IFRS at relevant measurement dates, principally at the end of each quarter period. For a description of some of these covenants, see Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that could negatively affect our ability to comply with the financial ratio covenants and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Of our total consolidated debts, 42% and 47% were denominated in foreign currencies as at December 31, 2015 and 2014, respectively, principally in U.S. dollars, and so many of our financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso.

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

As at January 31, 2016, the First Pacific Group and its Philippine affiliates, NTT Communications and NTT DOCOMO, JG Summit Holdings, Inc. and its affiliates, collectively, beneficially own approximately 53.93% in PLDT’s outstanding common stock (representing 31.83% of our overall voting stock). See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT, and the rights granted pursuant to the Cooperation Agreement, Strategic Agreement and the Shareholders Agreement.

Additionally, PLDT’s shares of voting preferred stock which represent approximately 41% of total outstanding shares of voting stocks are owned by a single stockholder, BTF Holdings, Inc., or BTFHI.

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

As at December 31, 2015, PLDT has three employee unions, representing in the aggregate 5,034, or 29%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. For instance, PLDT experienced a significant charge from its manpower rightsizing program, MRP, in 2015, mainly incurred in the fixed-line business, with some of the charge incurred in the wireless business. See Note 5 – Income and Expenses – Compensation and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Each of our different employee groups may require separate collective bargaining agreements. If any group of our employees and PLDT are unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

Our future performance depends on our ability to attract and retain highly qualified key technical, development, sales, services and management personnel. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business, and could be unsuccessful. We cannot guarantee the continued employment of any of the members of our senior leadership team, who may depart our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other personal reasons. As announced in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 1, 2015, Napoleon L. Nazareno, the former president and CEO of PLDT, retired, effective December 31, 2015. Any inability to attract, retain or motivate our personnel could have a material adverse effect on our results of operations and prospects.

Adverse results of any pending or future litigation and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

We are currently involved in various legal proceedings, including proceedings relating to the constitutionality of the Philippine SEC Guidelines in determining the nationality of a Philippine company pursuant to the decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) and Section 11, Article XII of the Constitution, tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. Our future financial performance could be materially affected by an adverse outcome or by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.

For more information on PLDT’s legal proceedings, see Item 8. “Financial Information – Legal Proceedings.” While PLDT believes the positions it has taken in these cases are legally valid, the final results of these cases may prove to be different from its expectations. In addition, there is no assurance that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions.

Risks Relating to the Philippines

PLDT’s business may be adversely affected by political or social or economic instability in the Philippines.

The Philippines is subject to political, social and economic volatility that, directly or indirectly, could have a material adverse impact on our ability to sustain our business and growth.

We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies that are conducive to sustained economic growth or which do not materially and adversely impact the current regulatory environment for the telecommunications and other companies.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. Although during 2015, the Philippines’ long-term foreign currency-denominated debt was affirmed by Fitch as investment-grade with a rating of BBB- revised outlook to positive, and Standard and Poor’s and Moody’s affirmed the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB and Baa2, respectively, the continued relatively low sovereign ratings of the Philippine Government will directly and adversely affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, Standard & Poor’s or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

Item 4.	Information on the Company

Overview

We are the leading telecommunications service provider in the fixed line, wireless and broadband markets in the Philippines, in terms of both subscribers and revenues. Through our three principal business segments (Wireless, Fixed Line and Others), we offer a large and diverse range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

We are the leading fixed line service provider in the Philippines accounting for approximately 66% of the total reported fixed line subscribers nationwide as at December 31, 2015. Smart is the leading cellular service provider in the country, and together with the other PLDT Group cellular service provider, DMPI, account for approximately 55% of total reported cellular subscribers nationwide as at December 31, 2015.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php445,075 million, or US$9,446 million, as at December 31, 2015, representing one of the largest market capitalizations among Philippine-listed companies. We had total revenues of Php171,103 million, or US$3,631 million, and net income attributable to equity holders of PLDT of Php22,065 million, or US$468 million for the year ended December 31, 2015.

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

Recent Developments

Incorporation of PLDT Capital Pte. Ltd., or PLDT Capital

PLDT Capital Pte. Ltd. was incorporated as a wholly-owned subsidiary of PLDT Online Investments Pte. Ltd., or PLDT Online, on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley, USA and around the world.

In 2015, PLDT Capital made the following investments:

Investment in Phunware, Inc.

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, Inc., or Phunware, a Delaware corporation. Phunware is an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. Through its pioneering Multiscreen as a Service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor locations-based marketing and advertising to content management, notifications and analytics, indoor mapping, navigation and wayfinding.

The US$5 million Note was issued and paid on September 4, 2015. On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million. On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On September 3, 2015, PLDT Capital also entered into a Memorandum of Understanding with Phunware to establish a joint venture that will exclusively market and distribute Phunware’s targeted mobile and multiscreen solutions in the Philippines and the rest of Southeast Asia. Consequently, on November 11, 2015, PLDT Capital incorporated Phunware Southeast Asia Pte. Ltd., which will be the vehicle through which the joint venture will conduct its operations in the region.

Investment in AppCard, Inc.

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard, Inc., or AppCard, for US$5 million. AppCard, a Delaware corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million Convertible Series B Preferred Stock was paid on October 9, 2015.

Investment in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation. Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology. Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and is entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016. PLDT Capital did not exercise its right and did not purchase additional Series B Preferred Stock of Matrixx.

PLDT Online’s Investment in iFlix Limited, or iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million. The convertible note was issued and paid on August 11, 2015. iFlix will use the funds to continue roll out of the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible notes held by PLDT Online were converted into 20.7 million ordinary shares of iFlix after Southeast Asia’s leading internet TV service provider completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company Emtek Group, through its subsidiary PT Surya Citra Media Tbk (SCMA). PLDT Online’s shares account for the 7.5% of the total equity stock of iflx which had a post money valuation of USD$450 million following the investments of Sky Plc and SCMA.

Takatack Holdings’ Acquisition of Takatack Technologies

On August 6, 2015, Voyager, through Takatack Holdings acquired 100% equity interest in Takatack Technologies for a total cash consideration of US$5 million, of which US$3 million was paid in August 2015 and US$2 million payable in 12 quarterly installments, subject to satisfaction of certain conditions. The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms-enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based company behind the online store, TackThis!, a cloud-based e-commerce platform operating on a software as a service model that enables companies to easily set-up and showcase their businesses on various online platforms, among other things.

PLDT’s Investment in Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 28, 2015, for purposes of incorporation. Talas is tasked to unify the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the immediate delivery of Big Data capability platform to PLDT and Smart.

Sale of Beacon’s Meralco Shares to MPIC

On April 14, 2015, Beacon and MPIC, with PCEV’s conformity, entered into a Share Purchase Agreement to sell 112.71 million common shares, comprising of approximately 10% interest in Meralco to MPIC at a price of Php235 per share for an aggregate consideration of Php26,487 million. MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, which were used by Beacon to partially settle its outstanding loans. MPIC will pay Beacon the balance of Php8,487 million on or before July 2016.

PCEV’s effective interest in Meralco, through Beacon, was reduced to 17.48% from 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 32.48% from 27.48% as at December 31, 2015 and 2014, respectively. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96% as at December 31, 2015 and 2014.

iCommerce’s Investment in Philippines Internet Holding S.à r.l., or PHIH

On January 20, 2015, PLDT and Rocket entered into a joint venture agreement to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines. PLDT, through iCommerce Investments Pte. Ltd., or iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, are shareholders in PHIH.

PHIH focuses on creating and developing online businesses in the Philippines, leveraging local market and business model insights, facilitating commercial, strategic and investment partnerships, enabling local recruiting and sourcing, and accelerating the rollout of online startups.

PLDT, through iCommerce, invested for a 33.33% ownership stake in PHIH. iCommerce has the option to increase its investment to 50%. iCommerce became a shareholder of PHIH on October 14, 2015 and paid approximately €7.4 million on October 27, 2015 for the first installment. The carrying value of the investment in PHIH amounted to €30.6 million, or Php1,595 million, including subscription payable of €22.6 million, or Php1,176 million, as at December 31, 2015.

eInnovations’ Investment in eCommerce Pay Holding S.à r.l., or MePay Global

On January 6, 2015, PLDT, through eInnovations Holdings Pte. Ltd., or eInnovations, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner holds a 50% equity interest. MePay Global is a global joint venture for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of MePay Global and invested on August 11, 2015 €1.2 million into MePay Global.

On February 3, 2016, eInnovations further contributed, via its subsidiary ePay Investments Pte. Ltd., the intellectual property, platforms and business operations of its market-leading mobile-first platform, PayMaya, as had been agreed in the joint venture agreement. Rocket has contributed from the beginning of the joint venture, among other things, its participations in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe.

Investment in PDRs of MediaQuest

On March 5, 2013, PLDT’s Board of Directors approved the Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings.

For a detailed discussion, see Note 2 – Summary of Significant Accounting Policies, Note 10 – Investment in Associates, Joint Ventures and Deposits, Note 11 – Available-for-Sale Financial Investments and Note 14 – Business Combinations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Business Overview

As at December 31, 2015, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

While our legacy business of voice and text messaging still provides the bulk of our revenues, data, whether mobile internet (accessed via the mobile phone) and broadband (accessed via dongles and other similar devices), are the fastest-growing and therefore, the focus areas of our business today. We generate data revenues from across all segments of our wireless business.

We provide (a) cellular, (b) wireless broadband and other services, and (c) digital platforms and mobile financial services, through our wireless business, which contributed approximately 88%, 11% and 1% of our wireless service revenues, respectively, in 2015. In previous years, rapid growth in the cellular market resulted in a change in our revenue composition, with cellular service revenues surpassing fixed line revenues to become our largest revenues source. During 2015, however, with the surge in data usage, the rate of growth in the cellular market has decreased. Wireless revenues contributed 63% of our total revenues in 2015 as compared to 64% and 66% for the years ended December 31, 2014 and 2013, respectively. Our cellular service revenues, were 85%, 87% and 89% of our total wireless revenues in 2015, 2014 and 2013, respectively.

Our cellular service, which accounted for approximately 88% of our wireless service revenues for the year ended December 31, 2015, is provided through Smart and DMPI with 64,938,074 total subscribers as at December 31, 2015 as compared to 69,857,060 total subscribers as at December 31, 2014, representing a combined market share of approximately 55% as at December 31, 2015 as compared to 61% as at December 31, 2014. Cellular penetration in the Philippines increased to approximately 118% as at December 31, 2015 from 114% as at December 31, 2014, and accounts for approximately 34 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

Approximately 95% and 86% of Smart and Sun Cellular subscribers, respectively, as at December 31, 2015 were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk. We have also retained our leading position in the postpaid service with our combined Smart and Sun Cellular postpaid subscribers having increased by 7% or 192,201, to 2,957,649 in 2015, representing a market share of approximately 55%.

The continued growth of smartphone users resulted in significant increase in our mobile internet revenues. Mobile data usage grew over 100%. As a result, our mobile internet revenues, which are part of our cellular data services revenues, increased by Php2,168 million, or 26%, to Php10,421 million in 2015 from Php8,253 million in 2014. Our mobile internet revenues contributed 21% and 17% of our cellular data service revenues in 2015 and 2014, respectively. Text messaging contributed 76% and 80% of our cellular data service revenues in 2015 and 2014, respectively. In addition, wireless broadband revenues, which are derived from the use of dongles and other similar mobile broadband devices, grew by Php972 million, or 10%, to Php10,991 million, resulting from a 32% growth in subscriber base.

Smart’s and DMPI’s cellular network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas and deploy its 900 MHz BTS on a relatively more economical basis in potentially high growth, but less densely populated provincial areas. We have installed a third-generation, or 3G, network based on a W-CDMA technology and are currently upgrading our wireless broadband facilities. As at December 31, 2015, we already have 29,185 cellular/broadband base stations, which includes 13,972 active 4G/HSPA+/LTE base stations.

As at December 31, 2015, Smart and DMPI have completed their unified network project in Mindanao and a large part of the Visayas region. The network synergy has generated savings in terms of capex optimization, cost efficiencies and reductions in cost duplications, and is expected to further improve upon completion of the project in 2016.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium sized enterprises, or SME, clients. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 2,303,454 fixed line subscribers as at December 31, 2015, an increase of 95,565, or 4%, from the 2,207,889 fixed line subscribers as at December 31, 2014, mainly due to higher net additions in 2015 compared with 2014. Total revenues from our fixed line were 37% and 36% of our total revenues for the years ended December 31, 2015 and 2014, respectively, and 34% in the year ended December 31, 2013. National long distance revenues have been declining largely due to a drop in call volumes as a result of continued popularity of alternative means of communications such as texting, e-mailing and internet telephony. An increase in our data and other network service revenues in recent years have mitigated such decline to a certain extent. Recognizing the growth potential of data and other network services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 11,893-kilometer long DFON is complemented by an extensive digital microwave backbone network operated by Smart. This microwave network complements the higher capacity fiber optic networks and is vital in delivering reliable services to areas not covered by fixed terrestrial transport network. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have economic interests.

See Item 4. “Information on the Company – Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Others

Other business consists primarily of PCEV, an investment holding company, which owns a 17.48% interest in Meralco as at December 31, 2015 (a decrease from 22.48% as at December 31, 2014), through its 50% equity interest in Beacon Electric Holdings, Inc., or Beacon; PLDT Global Investments Corporation, or PGIC, which owns an 18.24% economic interest in Asia Outsourcing Beta Limited, or Beta, an investment holding company of SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group, where we reinvested approximately US$40 million of the proceeds from the sale of BPO in 2013; and PLDT Digital Investments Pte. Ltd., or PLDT Digital, an investment holding company, which owns a 6.1% equity interest in Rocket Internet AG, or Rocket, through its wholly-owned subsidiary, PLDT Online Investments Pte. Ltd., or PLDT Online.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2013, 2014 and 2015 and those planned for 2016.

With the exception of the sale of 112.71 million common shares, comprising approximately a 10% equity interest, in Meralco to MPIC, there were no material divestitures in 2015. See Item 4. “Recent Developments” for further information.

Organization

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands. PLDT, Smart, TNT (formerly Talk ‘N Text) and Sun Cellular are widely recognized brand names in the Philippines. We have built the PLDT brand name for over 85 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The TNT brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand. Since its launch in 2003, Sun Cellular has built considerable brand equity as a provider of “unlimited” services. Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•

Leading Market Shares. With over 72 million fixed line, cellular and broadband subscribers as at December 31, 2015, we have leading market positions in each of the fixed line, cellular and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources. We derive our revenues from two of our business segments, namely, Wireless and Fixed Line, with each contributing 63% and 37%, respectively, to our total revenues in 2015, and 64% and 36%, respectively, in 2014. Revenue sources of our wireless business include cellular services, which include voice and text message-related services, mobile internet and VAS, and wireless broadband services. Revenues from cellular voice and text services have been declining but this decline is partly mitigated by the increase in revenues from wireless broadband and mobile internet browsing. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. Revenues from national and international long distance have been declining over the past years due to pressures on traditional fixed line voice revenues and reductions in international interconnection rates, but have been offset by the significant revenue contributions from corporate, SME and consumer data, as well as higher revenues from our local exchange service.

•

Superior Integrated Network. With the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. Part of our network transformation program included the continued upgrade of our fixed line network to an all IP-based NGN, the build out of our transmission network, the investment in increased international bandwidth capacity, and the expansion of our 3G, 4G LTE and wireless broadband networks in order to enhance our data and broadband capabilities. Our network investments include the upgrade of our IT capabilities which are essential in enabling us to offer more relevant services to our customers.

•

Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Money, Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer”) is a derivative service of Smart Load that allows load transfers to other Smart Prepaid and TNT subscribers.

•

Strong Strategic Relationships. We have important strategic relationships with First Pacific, NTT DOCOMO and NTT Communications. We believe the technological support, international experience and management expertise made available to us through these strategic relationships will enable us to enhance our market leadership and ability to provide and cross-sell a wider range of products and services.

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

•

Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless, and other products and services, including media content, utilizing our network and business platforms.

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

•

Maintain a strong financial position and improve shareholder returns. Following significant improvements in our financial position, we restored the payment of cash dividends to our common shareholders beginning in 2005 and declared dividend payouts of approximately 100% of our core earnings for the seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. In 2015, we are paying out dividends of approximately 75% of our core earnings. We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas. As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses.

Business

Wireless

We provide cellular, wireless broadband and other services, as well as digital platforms and mobile financial services, through our wireless business.

Cellular Service

Overview

Our cellular business, which we provided through Smart and DMPI to almost 65 million subscribers as at December 31, 2015, focuses on providing wireless voice communications and wireless data communications (primarily through text messaging, but also through a variety of VAS and mobile broadband).

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015		2014		2013
Systemwide cellular subscriber base		64,938,074		69,857,060		70,045,627
Prepaid		61,980,425		67,091,612		67,667,750
Postpaid		2,957,649		2,765,448		2,377,877
Growth rate of cellular subscribers
Prepaid		(8%)		(1%)		—
Postpaid		7%		16%		5%
Cellular revenues (in millions)	Php	97,738	Php	102,780	Php	105,583
Voice		45,481		51,065		51,384
Data		49,973		49,712		52,258
Others		2,284		2,003		1,941
Percentage of cellular revenues to total wireless service revenues		88%		89%		90%
Percentage of cellular revenues to total service revenues		55%		57%		59%

Smart markets nationwide cellular communications services under the brand names Smart Prepaid, TNT, Smart Postpaid and Smart Infinity. Smart Prepaid and TNT are prepaid services while Smart Postpaid and Smart Infinity are postpaid services, which are all provided through Smart’s digital network. With the acquisition of a majority interest in the Digitel Group on October 26, 2011, we offer prepaid and postpaid services under the brand name Sun Cellular. Approximately 95% of our subscribers are prepaid subscribers.

Smart, together with TNT and Sun Cellular, has focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages, calls of preset duration and data allowance with prescribed validity. Smart and Sun Cellular also provide buckets which offer voice, text and hybrid bundles available to all networks, as well as packages with unlimited voice, text bundled with data, and combinations thereof, denominations of which depend on the duration and nature of the packages.

In September 2014, we launched Free Mobile Internet, the first of many promotions designed to stimulate data usage. Free Mobile Internet provided subscribers with up to 30MB of data usage per day, free of charge, exclusive of video streaming, voice over internet protocol and messaging applications. The promotion ran until February 28, 2015 and was subsequently replaced by our Internet for All promotion, whereby Smart, TNT and Sun Cellular prepaid subscribers could enjoy up to 30MB of data usage per day when they register to top prepaid offers. This promotion was valid until June 15, 2015. In conjunction with this, we also offered Smart Big Bytes, a volume-based data offering, which can be used by Smart Prepaid and Postpaid, as well as SmartBro Prepaid and Postpaid subscribers, varying from up to 5MB of data usage per day, to up to 18GB of data usage for 30 days, plus bonus access to the more popular apps depending on the availed prepaid buckets.

On March 18, 2015, Smart became the first telecommunications provider to launch Internet.org in the Philippines and in Southeast Asia. This Facebook-led initiative aims to make mobile internet services available to two-thirds of the world who are not yet connected. Bannering the Internet.org app launch in the Philippines is TNT, which targets the larger mass segment of the population. With Internet.org on their mobile phones, cellular subscribers of Smart, TNT and Sun Cellular nationwide may enjoy free access to a buffet of 24 websites featuring informative and practical content, including Facebook and Facebook Messenger. Subscribers may download the Internet.org app from the Google Play Store.

On June 19, 2015, we introduced “Smart Life” where we aim to provide our customers with “Entertainment On-the-Go, Urban Comfort On-the-Go, Peace of Mind On-the-Go” via digital services like iFlix, Viewstream for video, Deezer or Spinnr for music and PLDT HOME’s FAM CAM.

On July 7, 2015, we continued to build on the “Smart Life” by offering Free Instagram to Smart Prepaid subscribers. Subscribers are able to enjoy free Instagram browsing and posting for up to 30MB per day when they register to top prepaid offers. This promotion was valid until January 31, 2016.

On September 8, 2015, we announced a partnership with Uber, the world’s largest ride-sharing technology company as part of our “Urban Comfort On-the-Go” portfolio. Under the partnership, Smart will install free in-car Smart WiFi for Uber passengers, a first in Southeast Asia. We have also introduced exclusive voice and data packages, bundles and add-ons for Uber partner drivers.

In addition, we announced last October 29, 2015 a partnership with Airbnb, the world’s leading community-driven hospitality company. The exclusive partnership offers a complete and more convenient travel experience for millions of Filipinos, whether their destination is within the Philippines or overseas. From October 29, 2015 until January 2016, all Smart subscribers received a Php2,500 Airbnb discount for a minimum booking of Php8,000 at any Airbnb accommodation partner within the Philippines and abroad.

In November 2015, Smart made available the latest variants of the iPhone series to its customers. Subscribers can get iPhone 6s and iPhone 6s Plus for free starting at Plan 2000 and Plan 2499, respectively. iPhone Plan 2000 comes with 150 minutes of voice calls, 200 SMS, 10GB consumable data with all-month surf and Choose Your VAS subscription, while iPhone Plan 2499 comes with 300 minutes of voice calls, 300 SMS, 15GB consumable data with all-month surf and Choose Your VAS subscription.

Recently, Smart Prepaid also introduced Smart Prepaid Android Phone Kit at Php888. The offer features MyPhone My28s for a one-time fee of Php888 and comes with a Smart Prepaid SIM packed with 100MB mobile data for free per month for 12 months, and a load rebate of Php30 for an accumulated top-up of Php100 per month for 12 months. The package also includes free TNT SIM with unli all-net texts for 2 days and free internet surfing to Facebook, Twitter and Viber for 7 days.

Postpaid subscribers have similar options depending on their monthly subscription plans. Smart offers Smart All-in Plans, which enable subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Sun Cellular postpaid plans offer a variety of services to cater to the emerging needs of the subscribers at affordable prices. Best Value Plans which start from Php350 per month come with a free smartphone, unlimited Sun Calls and Texts, 250 free texts to other networks and 100MB of mobile surfing.

Sun Cellular also offers international direct dialing, or IDD, plans which allows subscribers to make international calls and send SMS to selected countries for as low as Php1.50 per minute of voice call or per SMS. The IDD plans also come with a free Android handset along with free calls and SMS, depending on the plan.

Voice Services

Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of 47%, 50% and 49% of cellular service revenues in 2015, 2014 and 2013, respectively. Local calls continue to dominate outbound traffic constituting 94% of all our cellular minutes.

Data Services

Cellular revenues from data services include all text messaging-related services and mobile internet, as well as VAS.

The Philippine cellular market is one of the most text messaging-intensive markets in the world, with close to a billion text messages sent per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. However, the increased preference of communication through various mobile applications, social networking sites and other OTT services has provided a vast selection of communication tools and appears to be causing a decrease in text messaging.

Cellular revenues from data services posted a marginal growth in 2015 primarily due to higher mobile internet revenues, partially offset by lower text messaging revenues. Cellular data revenues accounted for 51%, 48% and 49% of our cellular service revenues in 2015, 2014 and 2013, respectively.

Revenues from mobile internet includes web-based services such as mobile internet browsing and video streaming, net of allocated discounts and content provider costs. Mobile internet browsing has shown significant growth as a result of the popularity of social networking and the affordability of smartphones. Mobile internet revenues accounted for 21%, 17% and 10% of our cellular data service revenues in 2015, 2014 and 2013, respectively.

Our current approach is to continue maximizing our 3G network services while upgrading our network to 4G LTE. We aim to encourage sustained growth in mobile internet browsing by offering free internet access to mobile subscribers. Our “Free Internet” promo was launched in September 2014 and was offered until the end of February 2015.

Smart and DMPI offer the following VAS:

•

Smart Pasa Load, Sun Cellular Give-a-load and Dial*SOS. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (three Smart-to-Smart texts plus Php1 air time) from Smart which will be deducted upon their next top-up;

•	Infotainment, which includes revenues from subscriptions and downloads of broadcast materials that are intended both to entertain and to inform, as well as info-on-demand;

•	Music, which includes revenues from music streaming apps – Spinnr and Deezer, as well as revenues from music subscriptions mainly ring back tunes and music downloads;

•	Gaming, which includes revenues from various game subscriptions, downloads, and purchases;

•	Videos, which includes revenues from video subscriptions, downloads and video and movie streaming via iFlix and Fox;

•

Financial services, which include revenues from Smart Money Clicks via Smart Menu and mobile banking. Smart Money Clicks includes the following services: balance inquiry, re-load prepaid accounts, bills payment, card management and internet purchases;

•	Communicate, which includes revenues from group chat, text and voice messaging; and

•	Other VAS, which includes revenues from direct carrier billings that covers application program interface, or API, downloads, and other VAS services.

Rates

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card. A prepaid cellular subscriber is considered inactive if the subscriber does not reload within 121 days after the full usage or expiry of the last reload.

Smart Prepaid and TNT call and text prepaid cards are sold in denominations of Php100, Php300 and Php500. The Php300 and Php500 cards include 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of electronic loading facility, Smart eLoad, made reloading of air time credits more convenient and accessible to consumers. Smart eLoad’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php10 to Php1,000 with corresponding expiration periods. Since 2005, Smart has offered fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage. These bucket packages, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be popular with subscribers. Smart also offers unlimited voice and text packages under its various brands in order to be competitive and maintain industry leadership.

Smart Prepaid subscribers are charged Php6.50 per minute for calls to Smart Prepaid and TNT subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. TNT calls to TNT subscribers are charged Php5.50 per minute while calls to Smart Prepaid and other cellular fixed line subscribers are charged Php6.50 per minute.

Sun Cellular has continued to offer its range of “unlimited” products and further introduced special product promotions. Sun Cellular introduced an enhanced version of its flagship Call and Text Unlimited services, which now includes unlimited tri-net calls and texts to all networks. For example, the Php100 denomination is valid for seven days with unlimited tri-net calls and all-network texts plus 100MB data. There are also the following variants with longer validity periods and more free inclusions: Php450 is valid for 30 days and includes Php50 regular load, 15MB Facebook access per day, unlimited Chat on selected apps, and Spinnr. Recently, Sun Cellular enhanced Text Unlimited 200 which gives subscribers 30 days of unlimited Sun texts, five hours of calls to Sun, Smart and TNT,1,000 texts to other networks, 15MB Facebook per day, unlimited Chat on selected apps, and Spinnr.

Smart offers All In, Unli Voice and Text, and Unli Data postpaid plans with monthly service fees ranging from Php250 to Php2,999 for Smart Postpaid and from Php3,500 to Php8,000 for Smart Infinity plans. These plans are allocated with free calls, texts and data, and different rates in excess of allocation, depending on the monthly plan.

The introduction of an electronic loading facility, Smart eLoad, made reloading of air time credits more convenient and accessible to consumers. The introduction of Smart Load was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer even smaller denominations to other prepaid subscribers. Smart also offers unlimited voice and text packages under its various brands in order to be competitive and maintain industry leadership.

Sun Cellular has continued to offer its range of “unlimited” products and further introduced special product promotions. Sun Cellular introduced an enhanced version of its flagship Call and Text Unlimited services, which now includes unlimited tri-net calls and texts to all networks.

Smart offers postpaid plans with monthly service fees for Smart Postpaid and Smart Infinity plans. These plans are allocated with free calls, texts and data, and different rates in excess of allocation, depending on the monthly plan.

Sun Cellular offers postpaid services that enable subscribers to call, text and browse the internet wirelessly through postpaid plans with varying monthly service fees. Sun Cellular subscribers not availing of any Call and Text Unlimited service are charged Php5.50 per minute for calls to other Sun Cellular subscribers and Php6.50 to other networks. Local national direct dialing, or NDD, calls are likewise charged at Php10.00 per minute.

Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to most destinations, including the United States, Hong Kong, Japan, Singapore, United Kingdom and United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations. Smart subscribers also have the option of calling at more affordable rates, even for as low as Php2.50 per minute, through the Smart Sulit IDD reloadable card.

Sun Cellular offers an IDD rate of US$0.30 per minute to Japan, Saudi Arabia, United Arab Emirates, Australia, United Kingdom, Italy, Germany, Spain and over 100 other countries. Subscribers can also opt to avail themselves of any of Sun Cellular’s various promotions, where the international calling rate is as low as Php1.50 per minute.

International surfing was also made more affordable and convenient with the relaunch of Surf Abroad in June 2015, whereby subscribers automatically enjoy surfing abroad for a fixed rate of Php550 per day with no registration required, so long as the subscriber turns on the data roaming feature. This service has been expanded to a 112 countries in 2015, up from 41 countries in 2014.

Distribution and Discounts

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 30 exclusive regional and 150 exclusive provincial distributors, and 58 key account dealers, 16 of which are exclusive. These dealers include major distributors of cellular handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. With the introduction of Smart Load, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Sun Cellular also offers over-the-air reloads through Sun’s Xpress Load. Starting with just 50,000 outlets when it was launched, our distribution network now encompasses approximately 1.6 million retailers with Smart and Sun Cellular combined. These retailers must be affiliated with one of Smart’s and Sun Cellular’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php15, Smart’s prepaid service became more affordable and accessible to subscribers.

For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, call and text cards and over-the-air reloads sold. Smart compensates dealers with Php88 to Php995 in cash discounts per unit depending on the price of the prepaid phone kit sold, whereas Sun Cellular’s cash discount of Php40 to Php220 varies based on the prepaid phone kit sold. Call and text cards and over-the-air reloads are sold at an average discount of approximately 8% and 5%, respectively for both Smart and Sun Cellular. Call and text cards cannot be returned or refunded and normally expire within 12 months and 3 years after release from the warehouse for Smart and Sun Cellular, respectively.

Wireless Broadband and Other Services

We currently provide wireless broadband and other services through Smart Broadband, Inc., or SBI, and DMPI, our wireless broadband service providers; and MVNO services from PLDT Global.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015		2014		2013
Wireless Broadband Revenues	Php	10,991	Php	10,019	Php	9,432
Prepaid		4,362		3,173		2,823
Postpaid		6,629		6,846		6,609

Wireless Broadband Subscribers		3,932,820		2,986,146		2,453,826
Prepaid		3,083,435		2,142,566		1,669,618
Postpaid		849,385		843,580		784,208

Percentage of wireless broadband revenues to total wireless service revenues		10%		9%		8%
Percentage of wireless broadband revenues to total service revenues		6%		6%		5%

SBI

SBI offers SmartBro, a wireless broadband and data service being offered to residential consumers as well as small and medium-scale enterprises in the Philippines. Smart Broadband offers internet access through SmartBro Plug-It, a wireless modem, and SmartBro Pocket WiFi, a portable wireless router which can be shared by multiple users at a time. Both provide connectivity at varying speeds supported by Smart’s network utilizing either 3G HSPA, 4G HSPA+ or LTE-technology. SmartBro Plug-It and SmartBro Pocket WiFi are available in both postpaid and prepaid variants.

On November 2, 2015, the BOD of Smart and SBI approved the sale/transfer of SmartBro trademark, subscribers (both individual and corporate) including all of SBI’s assets, rights and obligations directly or indirectly connected to its mobile broadband business. The transfer is in accordance with the streamlining plans and brand rationalization of Smart and the group’s thrust towards convergence and synergy. The transfer was completed on December 31, 2015.

As at December 31, 2015, our subscribers increased by 748,593, or 32%, to 3,057,958 subscribers, including 2,791,657 SmartBro subscribers transferred to Smart, as compared with 2,309,366 subscribers as at December 31, 2014.

Smart Broadband continues to grow the wireless broadband revenues with our new campaign for the SmartBro Pocket WiFi where subscribers can “Share the Smart Life” through various data-sharing plans among several subscribers.

Smart Broadband also has an additional array of surfing packages such as Big Bytes, a volume-based charging offer, Flexitime packages which are time-based charging offers with different validity periods, and Surf Max packages which offer all-day internet surfing. LTE Pocket WiFi is now free under the Big Bytes Plan 999.

SBI also offers HOMEBro, a fixed wireless broadband service being offered under PLDT’s HOME megabrand. Ultera, our latest fixed wireless internet offering designed for the home, utilizes the TD-LTE technology. SBI’s wireless broadband revenue contribution increased by Php679 million, or 8%, to Php8,770 million in 2015 from Php8,091 million in 2014. As at December 31, 2015, we had 3,057,958 subscribers, an increase of 748,592 subscribers, or 32%, as compared with 2,309,366 subscribers as at December 31, 2014. SmartBro aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available.

DMPI

Through DMPI, with its Sun Broadband Wireless service, we are engaged in providing wireless broadband and data services to residential consumers as well as SMEs in the Philippines.

DMPI’s Sun Broadband Wireless is an affordable high-speed wireless broadband service utilizing advanced 3.5G HSPA on an all-IP network and LTE technology offering various plans and packages to internet users. Sun Broadband has a selection of broadband offerings which includes Non-Stop Surf packages for light or casual browsers, Surf Net Mega packages for the heavy internet users, and Unlimited Surf loads for subscribers who want the most affordable unlimited surfing. Sun Broadband Wireless service offers internet users broadband wireless service with 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available. DMPI’s wireless broadband revenue contribution increased by Php293 million, or 15%, to Php2,221 million in 2015 from Php1,928 million in 2014. As at December 31, 2015, DMPI had 557,205 and 317,657 prepaid and postpaid broadband subscribers, respectively, as compared with 347,527 and 329,253 prepaid and postpaid broadband subscribers, respectively, in 2014.

Revenues

Our revenues from wireless broadband and other services consist of wireless broadband service revenues of SBI, DMPI and service revenues generated from MVNO services of PLDT Global’s subsidiaries.

Rates

HOMEBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home. HOMEBro Ultera offers LTE FUN packages with speeds ranging from 3Mbps up to 10 Mbps. Fun Plan 699 offers up to 3Mbps at 30GB monthly volume, Fun Plan 999 offers up to 5Mbps at 50GB monthly volume and Fun Plan 1599 which offers up to 10Mbps at 70GB monthly volume capacity.

SBI offers mobile internet access through SmartBro Plug-It, a wireless modem, and SmartBro Pocket WiFi, a portable wireless router which can be shared by up to ten users at a time. Both provide instant connectivity in places where there is Smart network coverage. SmartBro Plug-It and SmartBro Pocket WiFi are available in both postpaid and prepaid variants. Standard browsing charge is Php5 for SmartBro prepaid and Php2.50 for SmartBro postpaid for a 15-minute internet access. We also have an additional array of load packages that offer per minute-based and volume-based charging and longer validity periods.

Sun Broadband Wireless has plans and offerings ranging from Php250 to Php1,399 with speeds of up to 7.2 Mbps. Sun Cellular also offers the SBW Gadget Bundle available ranging from Plans 250 to 699, which comes with a Pocket WiFi and tablet.

Digital Platforms and Mobile Financial Services

Voyager and PayMaya Philippines (formerly Smart eMoney, Inc.), collectively known as the Voyager Group, provide digital innovations and digital financial services for emerging markets, starting with the Philippines. The Voyager Group focuses on digital payments, digital commerce, next communications, digital media, digital marketing as well as incubation of other new technologies.

PayMaya Philippines

Through PLDT’s collaboration with Rocket, PayMaya Philippines offers PayMaya, the leading OTT digital payments mobile app in the Philippine market. This complements Smart Money, the pioneering mobile money service linked to the Smart SIM and mobile phone. PayMaya Philippines also offers Smart Padala, the leading domestic remittance service brand in the market. In December 2015, Smart Padala introduced its Pick-Up-Anywhere feature which allows anyone to remit funds to any mobile number in the Philippines. PayMaya Philippines is the first non-financial institution in Southeast Asia to be granted an issuing and acquiring license by Visa. It also counts MasterCard as its partner, which gives PayMaya the unique opportunity to offer both Visa and MasterCard products.

Voyager

As the digital innovations unit of PLDT and Smart, Voyager creates and launches platforms, services and solutions.

Digital Commerce

Takatack is a digital commerce marketplace that brings together products and different merchants, catering to both consumers and enterprises.

TackThis! is a digital online store enabler for retailers, which powers every merchant’s online site and storefront allowing them to own their brand and build relationships directly with their customers.

Next Communications

PowerApp is a data sachet platform that is now embedded in the equipment of major telecom network vendors.

SafeZone is a sponsored data access service that allows brands and businesses to easily reach their customers by offering free access to their mobile apps and sites.

Talk2 is an OTT app suitable for overseas Filipinos, enabling users to have a Philippine number and also providing users with voice call and text messaging functionalities at local rates.

Digital Media and Digital Marketing

VIVE is the multimedia and content aggregation platform of our digital media business that brings global and popular Filipino content to our customers.

HATCH provides end-to-end content, advertising, and platform solutions that aims to connect brands to people and communities.

VYGR provides digital marketing services to customers using industry best practices that translate to lower cost and better reach.

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

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries – PLDT-Philcom, Inc. and subsidiaries, or Philcom Group, Bonifacio Communications Corporation, or BCC, PLDT Global and its subsidiaries, PLDT Clark Telecom, Inc., or ClarkTel, PLDT Subic Telecom, Inc., or SubicTel, SBI, Primeworld Digital Systems, Inc., or PDSI, PLDT-Maratel, Inc., or PLDT Maratel and Digitel. Together, these subsidiaries account for approximately 5% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange services as at and for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013

Number of local exchange line subscribers		2,303,454		2,207,889		2,069,419
Number of fixed line employees		7,039		7,405		7,350
Number of local exchange line subscribers per employee		327		298		282
Total local exchange service revenues (in millions)	Php	17,076	Php	16,587	Php	16,274
Local exchange service revenues as a percentage of total fixed line service revenues		26%		26%		27%
Local exchange service revenues as a percentage of total service revenues		10%		9%		9%

Revenues from our local exchange service amounted to Php17,076 million in 2015, Php16,587 million in 2014 and Php16,274 million in 2013. The increase in revenues in 2015 from 2014 was primarily due to higher weighted average postpaid billed lines. The increase in revenues in 2014 from 2013 was primarily due to higher weighted average postpaid billed lines, an increase in ARPU and higher installation and activation charges, partially offset by lower other local services. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in each of 2015 and 2014, and 27% in 2013.

Rates

Basic monthly charges for our local exchange service vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,100 for residential customers and Php1,500 for business customers. New products launched on a promotional basis or products bundled with existing services usually are combined with a waiver of the installation fee or allow for a minimal installation fee of Php500. Aside from basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Generally, calls between PLDT and other landlines within a local area code are free. Our prepaid fixed line customers do not pay a basic monthly charge but they can load a minimum amount of Php200, which will expire in a month, to have unlimited incoming calls. To make outbound calls, customers must top-up, as local calls are charged Php2.00 per call and tolls are charged separately depending on the type of call. We offer the Php300 load plan with 600 free local outgoing minutes and unlimited incoming calls for one month. To make outbound calls in excess of the free minutes, prepaid fixed line customers must top-up their load, with all local calls charged at Php2.00 per call while tolls are charged separately depending on the type of call.

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

Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In a letter dated July 11, 2008, the NTC approved our request to implement a rate rationalization program for our local service rates. In 2015, we did not make any adjustment in our monthly local service rates. For a detailed description of these rates, see “– International Long Distance Service – Rates” and “– National Long Distance Service – Rates” and Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of rates and taxes and laws relating to anti-competitive practices and monopoly.”

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

International Long Distance Service

Our international long distance service consists of switched voice and packet-based voice services and data services that go through our IGFs. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate on our local exchange network. Our voice services are transmitted over the traditional TDM and IP networks. Revenues from our fixed line international long distance service amounted to Php9,219 million in 2015, Php11,404 million in 2014 and Php11,422 million in 2013.

The following table shows certain information about our fixed line international long distance services for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013

Total call volumes (in million minutes)		1,590		2,028		2,185
Inbound call volumes (in million minutes)		1,359		1,739		1,806
Outbound call volumes (in million minutes)		231		289		379
Inbound-outbound call ratio (in minutes)		5.9:1		6.0:1		4.8:1
Total international long distance service revenues (in millions)	Php	9,219	Php	11,404	Php	11,422
International long distance service revenues as a percentage of total fixed line service revenues		14%		18%		19%
International long distance service revenues as a percentage of total service revenues		5%		6%		6%

The continued popularity of OTT services that offer free on-net calling services (e.g. Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp, etc.), have negatively impacted the international call volumes of PLDT in 2015.

We have been pursuing a number of initiatives to sustain our international long distance service business, including: (i) adjusting our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) interconnecting popular communication service providers (like Skype and Viber); and (iv) introducing a number of marketing initiatives, including cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for customers. In addition, PLDT Global is also enhancing the presence of PLDT in other international markets by offering products and services such as international prepaid calling cards, virtual mobile services, SMS transit and other global bandwidth services. These strategies are intended to help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2015, 2014 and 2013:

	Net Settlement
	2015		2014		2013
	(in millions)

Saudi Arabia	US$	58	US$	93	US$	71
United Arab Emirates		25		19		31
United States		12		17		22
Hong Kong		8		7		7
Canada		7		9		11
Malaysia		6		10		9
UK		3		3		5
Japan		3		4		5
Taiwan		3		4		7
Others		12		13		14

Total	US$	137	US$	179	US$	182

Rates

The average termination rate for PLDT was approximately US$0.085 per minute in 2015 and US$0.09 per minute in 2014 and 2013.

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

National Long Distance Service

Our national long distance services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and access charges paid to us by other telecommunications carriers for wireless and fixed line calls carried through our backbone network and/or terminating to our fixed line customers. Revenues from our national long distance service amounted to Php3,958 million in 2015, Php4,365 million in 2014 and Php4,583 million in 2013.

The following table shows certain information about our national long distance services for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
Total call volumes (in million minutes)		769		819		852
Total national long distance service revenues (in millions)	Php	3,958	Php	4,365	Php	4,583
National long distance service revenue as a percentage of total fixed line service revenues		6%		7%		8%
National long distance service revenue as a percentage of total service revenues		2%		2%		3%

Cellular substitution, OTT voice call alternatives and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing, cellular text messaging, social networking sites and OTT services, have negatively affected our national long distance call volumes.

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

Data and Other Network Services

Our data and other network service revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
Subscriber base:
Broadband		1,255,864		1,105,368		979,384

Total data and other network service revenues (in millions)	Php	33,748	Php	30,332	Php	27,472
Domestic		23,816		21,848		19,917
Broadband		16,141		14,076		12,481
Leased Lines and Others		7,675		7,772		7,436

International
Leased Lines and Others		7,328		6,412		5,787

Data Center and ICT		2,604		2,072		1,765

Data and other network service revenues as a percentage of total fixed line service revenues		52%		47%		45%
Data and other network service revenues as a percentage of total service revenues		19%		17%		15%

Recognizing the growth potential of data and other networking services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services from 2013 to 2015. Revenues from our data and other network services amounted to Php33,748 million in 2015, Php30,332 million in 2014 and Php27,472 million in 2013.

The continuous upgrade and expansion of our network using next-generation technologies and our thrust into expansion of our digital infrastructure and capabilities, have enabled us to offer a growing range of ICT and digital services that cater to the evolving needs of our customers.

Domestic data services consist of broadband data services and private networking solutions such as IP-VPN, Metro Ethernet and leased lines, among others. In 2015, we continued to broaden our service offerings through the expansion and enhancement of some of our existing offerings.

Broadband data services include: (i) DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches; and (ii) Fibr, our most advanced broadband service for high-speed service which is delivered over fiber optic cable connectivity.

In 2015, PLDT introduced new bandwidth variants of DSL offerings for businesses with speeds going as high as 20 Mbps and hardware bundle options where large enterprise customers are able to get top-of-the-line, branded IT devices of their choice. Fibr also evolved, as we introduced several bandwidth variants, this time offering higher speeds that can go up to 100 Mbps.

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

International leased lines and other data services consist mainly of: (i) i-Gate, our premium, direct internet access service, which continues to be the choice among enterprise users for dedicated internet connectivity, where users can be provided with as much as 1,000 Mbps of direct i-Gate internet bandwidth, complemented by industry-leading Service Level Agreements; (ii) Fibernet, which provides cost-effective, managed and resilient international high bandwidth point-to-point private data networking connectivity, through our global points of presence and extensive international alliances, to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies.

In 2013, PLDT launched a fully meshed and managed international platform to the U.S. and Hong Kong designed for automatic switching and rerouting in milliseconds that enables various international submarine cables to act as multiple protections while promoting single connectivity. This platform provides subscribers a combination of low latency and high capacity services that allow uninterrupted service delivery and improved overall network service performance to customers who demand maximum uptime and availability on their business data, voice, video and other telecommunication needs.

In 2015, PLDT extended its global reach with new points of presence in the U.K. and the east coast of the United States, in addition to PLDT’s growing managed international network, which includes the west coast of the United States, Hong Kong and Singapore.

VITROTM data center, the Philippines’ pioneer purpose-built network of data centers, and IPC data center, provide colocation services, server hosting, disaster recovery and business continuity services, intrusion detection, security, managed firewalls, Cloud services and various managed ICT solutions. ePLDT, PLDT’s ICT subsidiary, manages and operates the three VITROTM data center facilities located in Pasig, Cebu and Subic, with a total of 1,950 square meters of server farm space, and IPC, ePLDT’s Cloud subsidiary, manages and operates the three IPC data center facilities located in Makati, Taguig and Sucat, with a total of 1,195 square meters of server farm space, to accommodate enterprise customers’ ICT infrastructure hosting requirements. The facilities boast of best-in-class data center amenities in fully resilient configuration, supported by requisite operational certification attesting to compliance to global and industry recognized standards.

PLDT completed and commercially launched the Philippines’ first carrier-grade cloud infrastructure in 2012 and has consistently built partnerships with global Cloud brands and invested in expertise for professional services. The Group offers a full-suite of Cloud Solutions to clients such as Infrastructure-as-a-Service, Platform-as-a-Service, Software-as-a-Service, Unified Comms-as-a-Service, Contact-Center-as-a-Service, Desktop-as-a-Service, Disaster Recovery-as-a-Service, Coupa Spend Management and the Oracle Cloud Suite.

Complementing these capabilities are partnerships with AWS, Google, IBM-Softlayer, Salesforce.com, Netsuite, SAP, and Microsoft, among others where PLDT offers professional services beyond infrastructure and license-selling. Among the group’s cloud credentials and achievements are Google for Work Gold Partner, Microsoft Cloud Deployment Partner, Microsoft Cloud Services Partner, Microsoft Productivity Competency Gold Partner, SAP Gold Partner and Salesforce Premiere Partner.

PLDT, through its ICT subsidiary, ePLDT, launched big data services to enable local enterprises advance their businesses through a range of digitally transformative solutions. These solutions allow enterprises to analyze openly available data and gain insights that drive predictive and data-driven decision-making in their businesses. This milestone announcement follows PLDT’s pioneering membership in the Open Data Platform, a worldwide consortium of big data global technology leaders that aims to standardize the core platform and accelerate big data delivery across markets. PLDT is the only ASEAN company in the ODP which has a membership of multinational companies including GE, Hortonworks, IBM, Infosys, Pivotal, SAS, and VMWare among others.

Miscellaneous

Miscellaneous services provide directory advertising, facilities management, outsourcing, rental fees, and other services which are conducted through our wholly-owned subsidiary, ePLDT, which, together with its subsidiaries, is a broad-based integrated information and communications technology company. Revenues from our miscellaneous services amounted to Php1,474 million in 2015, Php1,419 million in 2014 and Php1,083 million in 2013.

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart and DMPI, we operate a digital GSM network. To meet the growing demand for cellular services, Smart and DMPI have implemented an extensive deployment program for their GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2015, Smart and DMPI have 65 mobile switching centers, 96 text messaging service centers and 29,185 cellular/broadband base stations, including 13,972 active 4G/HSPA+/LTE-base stations. There are a total of 12,142 physical sites for Smart and DMPI.

Smart has been colocating its cell sites where its base stations are installed with PLDT and DMPI. In addition, 19 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes as at December 31, 2015. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks. Due to its access to PLDT’s network facilities, Smart has been able to achieve significant capital expenditure savings, which capital expenditures are understood to be significantly less, on a per net addition basis, than its current competitors.

Smart has been continually extending its 3G footprint. The 3G network provides more capacity, faster data rates and richer data and video applications from a 2G network. Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its 4G LTE network in August 2012. To date, Smart has established its LTE network coverage with 1,640 LTE base stations in strategic locations in the Philippines. Forthcoming are deployments in select high traffic areas in the nation’s capital and strategic locations to benefit more members of the Philippine population.

Wireless Broadband and Other Services

Smart Broadband operates a nationwide broadband wireless internet data services. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Smart also upgraded its 3G network to High-Speed Downlink Packet Access to provide users with high download data rates and an improved broadband experience. More than 4,000 of Smart’s base stations are now fixed/wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically colocated in Smart’s cellular base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach. From a total of 291 central office exchanges, inclusive of 35 Digitel exchanges, nationwide as at December 31, 2015, we have managed to modernize these into 45 NGN soft switches including international gateways, and are continually expanding the wireline infrastructure in areas we believe are unserved and underserved areas enabling our customers to access to the Philippines’ largest network and to the rest of the world.

We have substantially completed the upgrade of our fixed line facilities to fully IP-based platforms that can deliver voice and data services using a copper or fiber line to the customer with improved quality of service. This migration initiative enables us to fully replace the aging Public Switched Telephone Network, or PSTN, and transfer existing customers to these newer platforms, in an effort to ensure the best service for new customers of voice and data services for their present and future needs. We expect to complete the upgrading of our fixed line facilities in 2016, providing subscribers with a diversified range of telecommunication services using IP technology.

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises. To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure good internet quality even kilometers away from the serving exchange. This new optical fiber distribution network will eventually replace conventional copper cable. At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, download speed. Its huge bandwidth enables us to deliver high-bandwidth content and services to our subscribers. These include high definition broadcast television, video-on-demand, and other new services being offered by leading telecommunications companies outside the Philippines. We have been testing FTTH since 2006 and in 2012 began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila. Initially, we are deploying FTTH in greenfield areas. In the last quarter of 2015, we started deploying it in existing service areas to support the growing demand for higher DSL speed. PLDT likewise adopted Very-high-bit-rate, or VDSL, technology in vertical deployments (buildings) to provide data rates up to 100Mbps simultaneously in both the upstream and downstream directions.

Along with PLDT’s pole infrastructures, we have been using the poles of Meralco to deploy the FTTH FOC Network in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.

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

In 2015, we completed Phase 6 deployment of our Carrier Ethernet Network, or CEN, covering more exchanges to serve the growing demand for high bandwidth or up to 10 Gbps Ethernet services from the corporate segment and prepare the network for efficient delivery of multimedia services. Carrier Ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point-to-point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s MEF-certified CEN. It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services. PLDT’s CEN also serves as aggregation point for NGN and FTTH access nodes.

We likewise have an IP backbone network, or IPBB, composed of high-capacity, high-performance core and edge routers that provide IP connectivity to the different network elements built for PLDT, Smart, subsidiaries and affiliates and corporate customers. It serves as the common and highly resilient IP transport platform for all IP-based services of the PLDT Group.

The PLDT DFON is a nationwide backbone network. It is the first fiber optic backbone network in the country and is used to deliver voice, video, data, and other broadband and multimedia services nationwide. It is comprised of nodes connected by terrestrial and submarine cable links configured in ten loops and two appendages extending to Palawan and Zamboanga. The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments. The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion. The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform. To date, the network has an aggregated loop capacity of nearly 7.4 Terabits per second. The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network. Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group. DFON is part of the 46,316 kilometer backbone and intermediate fiber optic cable of the PLDT Group.

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

International

PLDT’s international network was designed and built to support mainstream as well as new IP-based international services including IDD and IP voice, messaging, international enterprise solutions, and the biggest use of international network resources today, internet services of the PLDT Group. The international network also supports in part requirements of the Company’s MVNO operations in various locations in Asia, Europe and the United States, and the international retail business run by PLDT Global.

For voice services, PLDT operates two IP voice gateways. As at December 31, 2015, PLDT’s international long distance facilities allow direct voice correspondence with 85 foreign carriers from 43 countries and can reach almost a thousand foreign destinations (including fixed and mobile network destination “breakouts”, or specific areas within a country) worldwide.

To serve the PLDT Group’s internet and IP network services as well as connect the fixed and mobile networks (Smart and Sun) to content, internet services available from, and businesses connected to, the global internet, the Company operates three international internet gateways. These employ high capacity, high performance routers and together with ancillary facilities (for e.g., security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, ISPs and even other service providers. A fourth international internet gateway is currently being built and is expected to be operational by April 2016. PLDT also operates two offshore/forward gateway routers in Hong Kong and the United States to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the U.S. mainland.

To localize international internet content, and therefore achieve much shorter latency and at the same time save on international costs, PLDT employs local transparent caching in addition to partnering with various popular internet content providers which has much improved our customers’ experience. To date, PLDT is able to cache/access locally high demand content including those from Google and content hosted by CDN player, Akamai. The Company has also signed a local caching agreement with other content providers most notable of which is Facebook, whose dedicated local caching servers are expected to be operational by mid 2016. The servers employed in these caches are able to identify high demand content and store these locally.

To provide the international transport backbone for the voice and internet gateways as well as other international data services, PLDT operates the Philippines’ most extensive international submarine cable network. To date, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean. These international cable stations are connected by an advance terrestrial fiber mesh network (North, South and East Luzon systems) to our three International Transmission Maintenance Centers.

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested and acquired capacities.

The table below shows submarine cable systems, in which PLDT has interests, that terminate in the Philippines or connect onward to other submarine cable systems from the Philippines, and the countries or territories they link:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
Southeast Asia-Middle East-Western Europe No. 3 Cable, or SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
China-United States Cable Network, or CUCN	Japan, China, Taiwan, Korea, Guam and the U.S. Mainland
Fiber-optic Loop Around the Globe, or FLAG, Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S., TGN-P, Unity	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong
TGN-IA	Hong Kong and Japan

The extent of PLDT’s international cable infrastructure provides not only significant capacity in support of the business, it also ensures resiliency and provides redundancy in order to minimize service disruptions and provide continuity of service. To achieve this, PLDT has deployed automatic optical transport protection switches in key domestic locations and in foreign nodes located in Hong Kong, Japan, Singapore and the U.S. Mainland. Connected to the nodes are dedicated submarine cable circuits that are offered and used by premium enterprise clients as well as by PLDT for other important services.

For MVNO and international retail business support, we implemented a Telco-in-a-box platform in July 2015 which supports voice and data services offered by us in various parts of the world to serve mainly overseas Filipinos. The platform provides realtime charging, self-care, dealer portal, campaign and loyalty capabilities, and facilitates the time to market for new international mainstream products and new digital products.

Interconnection Agreements

Since the issuance of E.O. No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers. See Item 4. “Information on the Company – Licenses and Regulations – Regulatory Tariffs” for further discussion.

As at December 31, 2015, PLDT has direct interconnection agreements with 85 foreign carriers from 43 countries.

The average international termination rate for calls to PLDT was retained at approximately US$0.085 per minute in 2015. Also, PLDT carries international calls terminating at Smart and Sun Cellular networks where they have no direct interconnections.

The access charge for SMS from Smart to other CMTS operators and vice versa was reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through Memorandum Circular No. 02-10-2011.

Licenses and Regulations

Licenses

The table below shows the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
SubicTel	January 22, 2020
Clarktel	June 30, 2024
Philcom	November 2019
Digitel	February 2019
Smart	March 27, 2017
Spectrum transferred from PCEV	May 14, 2019
SBI	July 14, 2022
DMPI	December 11, 2027
CURE*	April 24, 2026

*	In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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
(2)

The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Note 2 — Summary of Significant Accounting Policies — Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information.

As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC that we will divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart. See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18 “Financial Statements” for further discussion.

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

•

On July 7, 2009, the NTC amended its rules on broadcast messaging in Memorandum Circular No. 04-07-2009, which prohibits content and/or information providers from initiating push messages. It further requires that requests for services must be initiated by the subscribers and not forced upon them by the public telecommunications entities and/or content providers and mandates that subscribers be sent a notification when they subscribe for any service and be given an option whether to continue with the availed service.

•

On July 23, 2009, the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart, to charge calls on a maximum six-second per pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid. Smart and CURE have filed petitions with the Supreme Court challenging the implementation of this regulation. The six-second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.

•

On February 18, 2011, the NTC issued Memorandum Circular No. 01-02-2011 which among others required mobile phone providers like Smart and DMPI to make internet access through mobile phones optional; inform their subscribers of charges for internet access through mobile phones; and remind subscribers through SMS if at least 50% of credit limit has already been consumed.

•

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011 which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. Accordingly, Smart amended its interconnection agreements with other SMS providers in compliance with the circular. However, the NTC subsequently directed Smart to reduce the retail price of users sending regular SMS to users on other networks from Php1.00 to Php0.80 or less; refund or reimburse its subscribers for the excess Php0.20 per off-net SMS; pay a fine of Php200 per day from December 1, 2011 until the date of compliance with the decision; and submit documents, records and reports pertaining to SMS sent to other networks. Smart has challenged this decision and the resolution remains pending as at the date of this annual report.

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

Smart and DMPI take the position that the above provisions of R.A. 7925 are merely directory and the policy underlying the requirement for telecommunication entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000 and Digitel in 2011, since PLDT was then and continues to be a publicly listed company. However, there can be no assurance that the Philippine Congress will agree with such position. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, we cannot assure you that such bill will be enacted or that the Philippine Congress will not revoke the franchise of Smart and DMPI or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart and DMPI for the revocation of their respective franchises for failure to comply with the provisions of R.A. 7925 relating to the public offering of shares, the occurrence of any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Regulatory Tariffs

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

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside. As at December 31, 2015, PAPTELCO has 37 member companies, of which 31 are active, operating 74 main telephone exchanges in the countryside.

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

Cellular Service

Currently, there are only two major cellular operators, namely us and Globe. Cellular market penetration in the Philippines is in excess of 100% based on SIM ownership.

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

In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2015, 2014 and 2013 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership.”

Local Exchange Service

Although the growth of the fixed line voice market has been impacted by higher demand for cellular services, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market, Globe and Bayan Telecommunications, Inc., or Bayan, provide local exchange service through both fixed and fixed wireless landline services. In July 2015, Globe increased its shareholdings in Bayan to 98.57% from 56.87%.

Fixed wireless landline services resemble a cellular phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees. Our major competitors, Globe and Bayan, offer in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon such as Cavite and Batangas.

International Long Distance Service

There are 10 licensed IGF operators in the country, including us. While we still maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other IGF operators; (2) migration from fixed to direct mobile calling; and (3) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp), and the establishment of virtual private networks for several corporate entities, which have further heightened competition.

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

Data and Other Network Services

The market for data and other network services is a growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe and Bayan. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service. PLDT intends to compete in this segment, consistent with its overall strategy to broaden its distribution platform and increase its ability to deliver multimedia content.

Environmental Matters

We have not been subject to any material fines or legal or regulatory action involving noncompliance with environmental regulations of the Philippines. We are not aware of any noncompliance in any material respect with relevant environmental protection regulations.

Moreover, to further improve our environmental compliance efforts, we established the Risk Management and Compliance Division under our Property and Facilities Management to oversee compliance of all PLDT establishments/ buildings with regulatory and environmental laws. There are various programs and projects that have been implemented and are on-going across our facilities related to compliance with applicable environmental laws such as:

1.	Philippine Clean Air Act (R.A. 8749);

2.	Toxic Substances and Nuclear Waste Control Act (R.A. 6969);

3.	Ecological Solid Waste Management Act (R.A. 9003);

4.	Philippine Clean Water Act (R.A. 9275); and

5.	Pollution Control Law (P.D. 984).

We implemented the following significant environmental programs in 2015:

1.	Stack and ambient emission monitoring of standby generator sets;

2.	Construction of temporary storage facilities and improved safekeeping of hazardous waste; and

3.	Improvement of effluent water quality of existing septic tanks to all major buildings through the construction of a Waste Water Treatment Plant Facility. In relation to this, we have appointed resident Pollution Control Officers (PCO) to all PLDT establishments/buildings as liaison officers to ensure compliance.

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

Properties

We own four office buildings located in Makati City and own and operate 110 exchanges nationwide, of which 54 are located in the Metropolitan Manila area, including DMPI’s 14 exchanges. The remaining 56 exchanges, including DMPI’s 11 exchanges, are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2015, we had a total of 29,185 cellular/broadband base stations, including 13,972 active 4G/HSPA+/LTE-base stations.

As at December 31, 2015, our principal properties, excluding property under construction, consisted of the following, based on net book values:

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

For more information on these properties, see Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment. For more information on the obligations relating to these properties and long-term obligations, see Note 21 – Interest-Bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

In 2016, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our 2016 estimated consolidated capital expenditures is approximately Php43 billion, of which approximately Php29 billion is estimated to be spent by our wireless segment and approximately Php14 billion is estimated to be spent by our fixed line segment. Our wireless’ capital spending is currently anticipated to focus on building out coverage, leveraging the capabilities of newly modernized network and expanding 3G, 4G LTE including its backhaul and wireless broadband networks in order to enhance data transmission capabilities. We also contemplate enhancing network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services, as well as further expanding mainstream services and integration with the PLDT Group core and transmission network to increase penetration, mainly in provincial areas to achieve greater business benefits from a closely synergized environment. Our fixed line’s capital spending is currently intended principally to continue the build-out and upgrade of broadband data and IP infrastructures, fixed line data services, expanding transmission network, increasing international bandwidth capacity, and network maintenance.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been converted to U.S. dollars at the exchange rate at December 31, 2015 of Php47.12 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company delivering data and multi-media services in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance: wireless, fixed line and others. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on each of these segments.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes and interconnection arrangements.

In addition, our results of operations and financial position are increasingly affected by fluctuations of the Philippine peso against the U.S. dollar.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated Adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2015, 2014 and 2013 is set forth below.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015		2014(1)		2013(1)
	(in millions)

Adjusted EBITDA from continuing operations	Php	70,218	Php	76,750	Php	77,432

Add (deduct) adjustments to continuing operations:
Other income		4,804		4,980		4,233
Equity share in net earnings of associates and joint ventures		3,241		3,841		2,742
Interest income		799		752		932
Retroactive effect of adoption of Revised IAS 19		—		—		(1,269)
Gains (losses) on derivative financial instruments – net		420		(101)		511
Amortization of intangible assets		(1,076)		(1,149)		(1,020)
Foreign exchange losses – net		(3,036)		(382)		(2,893)
Provision for income tax		(4,563)		(10,058)		(8,248)
Financing costs – net		(6,259)		(5,320)		(6,589)
Fixed assets and other noncurrent asset impairment		(10,954)		(3,844)		(2,143)
Depreciation and amortization		(31,519)		(31,379)		(30,304)

Total adjustments		(48,143)		(42,660)		(44,048)

Net income from continuing operations		22,075		34,090		33,384
Net income from discontinued operations		—		—		2,069

Consolidated net income	Php	22,075	Php	34,090	Php	35,453

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015		2014		2013
	(in millions)

Core income from continuing operations	Php	35,212	Php	37,410	Php	38,816
Core income from discontinued operations		—		—		(99)

Consolidated core income		35,212		37,410		38,717

Add (deduct) adjustments to continuing operations:
Net tax effect of aforementioned adjustments		260		778		843
Gains on derivative financial instruments – net, excluding hedge cost		762		208		816
Casualty losses due to Typhoon Yolanda		—		—		(878)
Retroactive effect of adoption of Revised IAS 19		—		—		(1,269)
Net income (loss) attributable to noncontrolling interests		10		(1)		33
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures		(179)		(79)		59
Foreign exchange losses – net		(3,036)		(382)		(2,893)
Fixed assets and other noncurrent asset impairment		(10,954)		(3,844)		(2,143)

Total adjustments		(13,137)		(3,320)		(5,432)

Adjustment to discontinued operations		—		—		2,168

Net income from continuing operations		22,075		34,090		33,384
Net income from discontinued operations		—		—		2,069

Consolidated net income	Php	22,075	Php	34,090	Php	35,453

The following table shows the reconciliation of our consolidated basic and diluted core earnings per shares, or EPS, to our consolidated basic and diluted EPS attributable to common equity holders of PLDT for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Core EPS from continuing operations	162.70	162.70	172.88	172.88	179.38	179.38
Core EPS from discontinued operations	—	—	—	—	(0.45)	(0.45)

Consolidated core EPS	162.70	162.70	172.88	172.88	178.93	178.93
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	2.47	2.47	0.55	0.55	2.65	2.65
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(0.83)	(0.83)	(0.37)	(0.37)	0.27	0.27
Foreign exchange losses – net	(11.85)	(11.85)	(1.40)	(1.40)	(9.61)	(9.61)
Asset impairment	(50.64)	(50.64)	(14.15)	(14.15)	(9.92)	(9.92)
Casualty losses due to typhoon “Yolanda”	—	—	—	—	(3.58)	(3.58)
Retroactive effect of adoption of Revised IAS 19	—	—	—	—	(5.10)	(5.10)

Total adjustments	(60.85)	(60.85)	(15.37)	(15.37)	(25.29)	(25.29)

Adjustments to discontinued operations	—	—	—	—	10.03	10.03

EPS from continuing operations attributable to common equity holders of PLDT	101.85	101.85	157.51	157.51	154.09	154.09
EPS from discontinued operations attributable to common equity holders of PLDT	—	—	—	—	9.58	9.58

Consolidated EPS attributable to common equity holders of PLDT	101.85	101.85	157.51	157.51	163.67	163.67

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

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) Smart Money Holdings Corporation, or SMHC, Far East Capital Limited, or FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka Holdings Limited, or Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, eVentures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) ABM Global Solutions, or AGS, Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense amounted to Php6,376 million, Php6,692 million and Php6,041 million for the years ended December 31, 2015, 2014 and 2013, respectively, while that from discontinued operations amounted to Php86 million for the year ended December 31, 2013. Total finance lease obligations amounted to Php1 million and Php6 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

A summary of the PDRs issued by MediaQuest to ePLDT is set forth in the table below:

PDRs	Date of issuance	Number of PDRs issued	Investment amount		Direct Economic interest	Effective economic interest
Cignal TV PDRs	September 27, 2013	416,667	Php	6 billion	40%	64%, which includes an indirect 24% interest through Satventures (reflecting Satventures’ 60% interest in Cignal TV multiplied by 40%)
Satventures PDRs	September 27, 2013	333,333	Php	3.6 billion	40%	40%
Hastings PDRs	May 30, 2015	91,000	Php	3.25 billion	70%	70%

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus is accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,749 million and Php9,575 million as at December 31, 2015 and 2014, respectively. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in MediaQuest PDRs to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Impairment of Available-for-Sale Equity Investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.

Based on our judgment, the decline in fair value of our investment in Rocket as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents a 26% decline in value below cost. As a result, we recognized an impairment of the investment in Rocket amounting to Php5,124 million. See related discussion on Note 5 – Income and Expenses and Note 11 – Available-for-Sale Financial Investments to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for Investments in Phunware and AppCard

In 2015, PLDT Capital made subscriptions to preferred shares of Phunware and AppCard. The investment in Phunware allows PLDT Capital to designate one director in the five-seat board (20% interest) of Phunware for as long as PLDT Capital beneficially owns at least a certain percentage of Phunware’s preferred shares. Likewise, PLDT Capital was assigned one board seat out of the five board members of AppCard for so long as PLDT Capital, together with its affiliates, continues to own at least a certain percentage of AppCard’s capital stock.

Based on our judgment, at the PLDT Group Level, PLDT Capital’s investments in preferred shares give PLDT a significant influence over Phunware and AppCard as evidenced by the board seat assigned to us. This gives us the authority to participate in the financial and operating policy decisions of Phunware and AppCard but not control nor joint control of those policies. Hence, the investments are accounted for as investment in associates. See Note 10 Investment in Associates, Joint Ventures and Deposits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the value in use of the Cash Generating Units (CGU) to which these assets are allocated. The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates, joint ventures and deposits, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

Total asset impairment on noncurrent assets amounted to Php10,954 million, Php3,844 million and Php2,143 million for the years ended December 31, 2015, 2014 and 2013, respectively.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and amortization and decrease our property and equipment.

The total depreciation and amortization of property and equipment amounted to Php31,519 million, Php31,379 and Php30,304 million for the years ended December 31, 2015, 2014 and 2013, respectively, while that from discontinued operations amounted to Php153 million for the year ended December 31, 2013. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php195,782 million and Php191,984 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite lives amounted to Php1,076 million, Php1,149 million and Php1,020 million for the years ended December 31, 2015, 2014 and 2013, respectively, while that from discontinued operations amounted to Php55 million for the year ended December 31, 2013. Total carrying values of intangible assets with finite lives amounted to Php5,219 million and Php6,173 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Business combinations

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position. See Note 14 – Business Combinations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

For taxable year 2015, Smart shifted to itemized deduction method in computing its taxable income due to decline in gross margin and based on the most recent approved forecast, Smart expects itemized deduction method to be more favorable moving forward. Unrecognized deferred tax assets and liabilities, which were previously valued using the OSD method, are now fully recognized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php10,759 million and Php10,248 million as at December 31, 2015 and 2014, respectively. Total consolidated benefit from deferred income tax amounted to Php4,710 million, Php1,024 million and Php4,401 million for the years ended December 31, 2015, 2014 and 2013, respectively, while provision for deferred income tax from discontinued operations amounted to Php30 million for the year ended December 31, 2013. Total consolidated net deferred income tax assets amounted to Php21,941 million and Php17,131 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php3,391 million, Php2,023 million and Php3,171 million for the years ended December 31, 2015, 2014 and 2013, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php24,898 million and Php29,151 million as at December 31, 2015 and 2014, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,882 million, Php1,702 million and Php856 million for the years ended December 31, 2015, 2014 and 2013, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php9 million for the year ended December 31, 2013. The prepaid benefit costs amounted to Php306 million and Php65 million as at December 31, 2015 and 2014, respectively. The accrued benefit costs amounted to Php10,197 million and Php13,131 million as at December 31, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 long term incentive plan, or the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014 and 2013 amounted to Php168 million and Php1,638 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php33 million and Php3,297 million as at December 31, 2015 and 2014, respectively. The LTIP liability amounting to Php3,264 million as at December 31, 2014 was paid in 2015. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,437 million and Php2,068 million as at December 31, 2015 and 2014, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with IAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2015 amounted to Php3,277 million and Php165,572 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2014 amounted to Php3,315 million and Php139,207 million, respectively. See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2015

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2015 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2015, 2014 and 2013. In each of the years ended December 31, 2015 and 2014, a majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless		Fixed Line		Others		Inter-segment Transactions		Consolidated
			(in millions)

For the year ended December 31, 2015
Revenues	Php	115,513	Php	68,865	Php	—	(Php	13,275)	Php	171,103
Expenses		95,358		58,459		5,183		(14,566)		144,434
Other income (expenses)		(1,958)		(2,557)		5,775		(1,291)		(31)
Income before income tax		18,197		7,849		592		—		26,638
Provision for income tax		2,763		1,656		144		—		4,563
Net income/Segment profit		15,434		6,193		448		—		22,075
Adjusted EBITDA		44,237		24,749		(59)		1,291		70,218
Adjusted EBITDA margin(1)		40%		38%		—		—		43%
Core income		22,512		6,539		6,161		—		35,212

For the year ended December 31, 2014(2)
Revenues		118,879		66,178		—		(14,222)		170,835
Expenses		89,102		56,855		56		(15,556)		130,457
Other income (expenses)		(724)		217		5,611		(1,334)		3,770
Income before income tax		29,053		9,540		5,555		—		44,148
Provision for (Benefit from) income tax		7,158		2,818		82		—		10,058
Net income/Segment profit		21,895		6,722		5,473		—		34,090
Adjusted EBITDA		50,917		24,555		(56)		1,334		76,750
Adjusted EBITDA margin(1)		44%		38%		—		—		47%
Core income		25,176		6,691		5,543		—		37,410

For the year ended December 31, 2013(2)
Revenues		119,323		62,531		—		(13,643)		168,211
Expenses		84,674		55,975		5		(15,139)		125,515
Other income (expenses)		(3,866)		555		3,597		(1,350)		(1,064)
Income before income tax		30,783		7,111		3,592		146		41,632
Provision for (Benefit from) income tax		8,862		(698)		84		—		8,248
Net income/Segment profit		21,921		7,809		3,508		146		35,453
Continuing operations		21,921		7,809		3,508		146		33,384
Discontinued operations		—		—		—		—		2,069
Adjusted EBITDA from continuing operations		54,703		21,238		(5)		1,496		77,432
Adjusted EBITDA margin(1)		47%		35%		—		—		47%
Core income		26,499		9,061		3,110		146		38,717
Continuing operations		26,499		9,061		3,110		146		38,816
Discontinued operations		—		—		—		—		(99)

(1)	Adjusted EBITDA margin for the period is measured as Adjusted EBITDA from continuing operations divided by service revenues.
(2)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Years Ended December 31, 2015 and 2014

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php171,103 million in 2015, an increase of Php268 million as compared with Php170,835 million in 2014, primarily due to higher revenues from data and other network, local exchange and miscellaneous services from our fixed line business, higher wireless broadband revenues, and an increase in our non-service revenues, partially offset by lower revenues from cellular and other services from our wireless business, and lower revenues from international and national long distance services from our fixed line business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2015 and 2014:

	2015		%	2014(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	115,513	68	Php	118,879	69	(Php	3,366)	(3)
Fixed line		68,865	40		66,178	39		2,687	4
Inter-segment transactions		(13,275)	(8)		(14,222)	(8)		947	(7)

Consolidated	Php	171,103	100	Php	170,835	100	Php	268	—

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Expenses

Consolidated expenses increased by Php13,977 million, or 11%, to Php144,434 million in 2015 from Php130,457 million in 2014, as a result of higher expenses related to asset impairment, cost of sales, and operating expenses related to compensation and employee benefits, professional and other contracted services, repairs and maintenance, taxes and licenses, and other operating expenses, partially offset by lower expenses related to selling and promotions, rent, communication, training and travel, interconnection costs, insurance and security services, and amortization of intangible assets.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2015 and 2014:

	2015		%	2014(1)%			Change
							Amount		%
	(in millions)

Wireless	Php	95,358	66	Php	89,102	68	Php	6,256	7
Fixed line		58,459	40		56,855	44		1,604	3
Others		5,183	4		56	—		5,127	9,155
Inter-segment transactions		(14,566)	(10)		(15,556)	(12)		990	(6)

Consolidated	Php	144,434	100	Php	130,457	100	Php	13,977	11

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Other Income (Expenses)

Consolidated other expenses amounted to Php31 million in 2015, a change of Php3,801 million, or 101%, from consolidated other income of Php3,770 million in 2014, primarily due to the combined effects of the following: (i) higher foreign exchange losses by Php2,654 million on account of revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar; (ii) higher net financing costs by Php939 million due to higher outstanding loan balance and weighted average interest rate, a higher weighted average foreign exchange rate and a decrease in capitalized interest, partly offset by lower financing charges; (iii) a decrease in equity share in net earnings of associates by Php600 million due to lower share in net earnings of Beta, and share in net losses of Cignal TV, Inc., or Cignal TV, in 2015, partially offset by higher net earnings of Beacon; (iv) a decrease in other income by Php176 million due to gain on fair value adjustment of investment property and gain on purchase price adjustment in 2014 in relation to the acquisition of Digitel, partially offset by higher realized portion of deferred gain on the sale of Meralco shares; (v) higher interest income by Php47 million due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar; and (vi) gains on derivative financial instruments of Php420 million in 2015 as against losses on derivative financial instruments of Php101 million in 2014 on account of a higher mark-to-market gain on long-term currency swaps and forward purchase contracts due to the depreciation of the Philippine peso relative to the U.S. dollar and wider dollar and peso interest rate differentials.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2015 and 2014:

					Change
	2015		2014(1)		Amount		%
	(in millions)

Wireless	(Php	1,958)	(Php	724)	(Php	1,234)	170
Fixed line		(2,557)		217		(2,774)	(1,278)
Others		5,775		5,611		164	3
Inter-segment transactions		(1,291)		(1,334)		43	(3)

Consolidated	(Php	31)	Php	3,770	(Php	3,801)	(101)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Net Income

Consolidated net income decreased by Php12,015 million, or 35%, to Php22,075 million in 2015, from Php34,090 million in 2014. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php13,977 million; (ii) a decrease in consolidated other income – net by Php3,801 million; (iii) a decrease in consolidated provision for income tax by Php5,495 million; and (iv) an increase in consolidated revenues by Php268 million. Our consolidated basic and diluted EPS decreased to Php101.85 in 2015 from consolidated basic and diluted EPS of Php157.51 in 2014. Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2015 and 2014.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2015 and 2014:

	2015		%	2014		%	Change
							Amount		%
	(in millions)

Wireless	Php	15,434	70	Php	21,895	64	(Php	6,461)	(30)
Fixed line		6,193	28		6,722	20		(529)	(8)
Others		448	2		5,473	16		(5,025)	(92)

Consolidated	Php	22,075	100	Php	34,090	100	(Php	12,015)	(35)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php70,218 million in 2015, a decrease of Php6,532 million, or 9%, as compared with Php76,750 million in 2014, primarily due to higher cost of sales and provision for doubtful accounts, as well as higher operating expenses driven by compensation and employee benefits, professional and other contracted services, and other operating expenses, partially offset by lower selling and promotions, rent, communication, training and travel, and interconnection costs, as well as higher consolidated revenues.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2015 and 2014:

							Change
	2015		%	2014(1)%			Amount		%
	(in millions)

Wireless	Php	44,237	63	Php	50,917	66	(Php	6,680)	(13)
Fixed line		24,749	35		24,555	32		194	1
Others		(59)	—		(56)	—		(3)	5
Inter-segment transactions		1,291	2		1,334	2		(43)	(3)

Consolidated	Php	70,218	100	Php	76,750	100	(Php	6,532)	(9)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Core Income

Our consolidated core income amounted to Php35,212 million in 2015, a decrease of Php2,198 million, or 6%, as compared with Php37,410 million in 2014 primarily due to higher consolidated operating expenses and lower other income, partially offset by lower provision for income tax and higher consolidated revenues. Our consolidated basic and diluted core EPS, decreased to Php162.70 in 2015 from Php172.88 in 2014.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2015 and 2014:

							Change
	2015		%	2014		%	Amount		%
	(in millions)

Wireless	Php	22,512	64	Php	25,176	67	(Php	2,664)	(11)
Fixed line		6,539	19		6,691	18		(152)	(2)
Others		6,161	17		5,543	15		618	11

Consolidated	Php	35,212	100	Php	37,410	100	(Php	2,198)	(6)

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php115,513 million in 2015, a decrease of Php3,366 million, or 3%, from Php118,879 million in 2014.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2015 and 2014 by service segment:

							Increase (Decrease)
	2015		%	2014(1)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	97,738	85	Php	102,780	87	(Php	5,042)	(5)
Wireless broadband and others
Wireless broadband		10,991	9		10,019	8		972	10
Others		936	1		1,182	1		(246)	(21)
Digital platforms and mobile financial services		1,051	1		1,056	1		(5)	—

		110,716	96		115,037	97		(4,321)	(4)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems		4,797	4		3,842	3		955	25

Total Wireless Revenues	Php	115,513	100	Php	118,879	100	(Php	3,366)	(3)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Service Revenues

Our wireless service revenues in 2015 decreased by Php4,321 million, or 4%, to Php110,716 million as compared with Php115,037 million in 2014, mainly as a result of lower revenues from voice and text messaging services, as well as other services, partially offset by higher revenues from mobile internet and broadband revenues. As a percentage of our total wireless revenues, service revenues accounted for 96% and 97% in 2015 and 2014, respectively.

Cellular Service

Our cellular service revenues in 2015 amounted to Php97,738 million, a decrease of Php5,042 million, or 5%, from Php102,780 million in 2014. Cellular service revenues accounted for 88% and 89% of our wireless service revenues in 2015 and 2014, respectively.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014(1)		Amount		%
	(in millions)

Cellular service revenues	Php	97,738	Php	102,780	(Php	5,042)	(5)

By service type		95,454		100,777		(5,323)	(5)
Prepaid		71,781		79,124		(7,343)	(9)
Postpaid		23,673		21,653		2,020	9

By component		95,454		100,777		(5,323)	(5)
Voice		45,481		51,065		(5,584)	(11)
Data		49,973		49,712		261	1

Others(2)		2,284		2,003		281	14

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.
(2)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from Smart Money, PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2015 and 2014:

			Increase (Decrease)
	2015	2014	Amount	%

Cellular subscriber base	64,938,074	69,857,060	(4,918,986)	(7)
Prepaid	61,980,425	67,091,612	(5,111,187)	(8)
Smart	22,892,303	24,877,144	(1,984,841)	(8)
TNT	28,054,160	28,149,360	(95,200)	—
Sun Cellular	11,033,962	14,065,108	(3,031,146)	(22)
Postpaid	2,957,649	2,765,448	192,201	7
Sun Cellular	1,727,923	1,725,227	2,696	—
Smart	1,229,726	1,040,221	189,505	18

Systemwide traffic volumes (in million minutes)
Calls	56,987	52,766	4,221	8
Domestic	54,505	49,525	4,980	10
Inbound	983	1,120	(137)	(12)
Outbound	53,522	48,405	5,117	11
International	2,482	3,241	(759)	(23)
Inbound	2,136	2,770	(634)	(23)
Outbound	346	471	(125)	(27)

SMS/Data count (in million hits)	380,436	424,344	(43,908)	(10)
Text messages	378,475	422,358	(43,883)	(10)
Domestic	377,663	421,476	(43,813)	(10)
Bucket-Priced/Unlimited	342,653	389,321	(46,668)	(12)
Standard	35,010	32,155	2,855	9
International	812	882	(70)	(8)
Value-Added Services	1,961	1,986	(25)	(1)

Revenues generated from our prepaid cellular services amounted to Php71,781 million in 2015, a decrease of Php7,343 million, or 9%, as compared with Php79,124 million in 2014. Prepaid cellular service revenues accounted for 75% and 79% of cellular voice and data revenues in 2015 and 2014, respectively. The decrease in revenues from our prepaid cellular services was primarily due to lower voice and text messaging revenues, as well as lower prepaid cellular subscriber base, partially offset by an increase in mobile internet revenues. Revenues generated from postpaid cellular service amounted to Php23,673 million in 2015, an increase of Php2,020 million, or 9%, as compared with Php21,653 million earned in 2014, and accounted for 25% and 21% of cellular voice and data revenues in 2015 and 2014, respectively. The increase in our postpaid cellular service revenues was primarily due to our growing postpaid subscriber base.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voicemail and outbound international roaming, decreased by Php5,584 million, or 11%, to Php45,481 million in 2015 from Php51,065 million in 2014 primarily due to lower international and domestic voice revenues, and preference for alternative calling options and other OTT, services such as Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp. Cellular voice services accounted for 47% and 50% of our cellular service revenues in 2015 and 2014, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2015 and 2014:

					Decrease
	2015		2014(1)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	3,819	Php	4,324	(Php	505)	(12)
Outbound		30,685		32,556		(1,871)	(6)

		34,504		36,880		(2,376)	(6)

International
Inbound		9,608		12,302		(2,694)	(22)
Outbound		1,369		1,883		(514)	(27)

		10,977		14,185		(3,208)	(23)

Total	Php	45,481	Php	51,065	(Php	5,584)	(11)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Domestic voice service revenues decreased by Php2,376 million, or 6%, to Php34,504 million in 2015 from Php36,880 million in 2014, due to domestic outbound and inbound voice service revenues decreasing by Php1,871 million and Php505 million, respectively.

Revenues from our domestic inbound voice service decreased by Php505 million, or 12%, to Php3,819 million in 2015 from Php4,324 million in 2014 due to lower traffic originating from other mobile carriers. Domestic inbound call volumes decreased by 137 million minutes, or 12%, to 983 million minutes in 2015 from 1,120 million minutes in 2014.

Revenues from domestic outbound voice service decreased by Php1,871 million, or 6%, to Php30,685 million in 2015 from Php32,556 million in 2014 mainly due to lower standard and bucket voice revenues. Domestic outbound call volumes, however, increased by 5,117 million minutes, or 11%, to 53,522 million minutes in 2015 from 48,405 million minutes in 2014 resulting in lower yield. The increase was primarily attributable to higher unlimited and bucket voice traffic, partially offset by lower standard voice traffic.

International voice service revenues decreased by Php3,208 million, or 23%, to Php10,977 million in 2015 from Php14,185 million in 2014 primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 2,482 million minutes in 2015, a decrease of 759 million minutes, or 23%, from 3,241 million minutes in 2014.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, mobile internet and other data revenues, increased by Php261 million, or 1%, to Php49,973 million in 2015 from Php49,712 million in 2014 primarily due to higher mobile internet revenues, partially offset by lower text messaging revenues. Cellular data services accounted for 51% and 48% of our cellular service revenues in 2015 and 2014, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014(1)		Amount		%
	(in millions)
Text messaging
Domestic	Php	35,422	Php	36,605	(Php	1,183)	(3)
Bucket-Priced/Unlimited		24,680		25,111		(431)	(2)
Standard		10,742		11,494		(752)	(7)
International		2,536		3,189		(653)	(20)

		37,958		39,794		(1,836)	(5)

Mobile internet(2)		10,421		8,253		2,168	26

Value-added services(3)		1,594		1,665		(71)	(4)

Total	Php	49,973	Php	49,712	Php	261	1

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.
(2)	Includes revenues from web-based services, net of allocated discounts and content provider costs.
(3)

Includes revenues from Smart Pasa Load , Sun Cellular Give-a-load and Dial*SOS, net of allocated discounts; Music (Spinnr and Deezer, music subscription mainly ring back tunes and music downloads, net of allocated discounts and content provider costs); Gaming (games subscriptions, downloads, and purchases, net of allocated discounts and content provider costs); Videos (video subscriptions, downloads and video and movie streaming via iFlix and Fox, net of allocated discounts and content provider costs); Infotainment (subscriptions and downloads of broadcast materials that are intended both to entertain and to inform, as well as info-on-demand, net of allocated discounts and content provider costs); financial services ( revenues from Smart Money Clicks via Smart Menu and mobile banking); Communicate, (revenues from group chat, text and voice messaging services net of allocated discounts and content provider costs); and Other VAS ( includes revenues from API downloads, info-on-demand and voice text services, net of allocated discounts and content provider costs).

Text messaging-related services contributed revenues of Php37,958 million in 2015, a decrease of Php1,836 million, or 5%, as compared with Php39,794 million in 2014, and accounted for 76% and 80% of our total cellular data service revenues in 2015 and 2014, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower outbound standard and bucket-priced/unlimited SMS, as well as lower international text messaging revenues. Text messaging revenues from various bucket-priced/unlimited SMS offers totaled Php24,680 million in 2015, a decrease of Php431 million, or 2%, as compared with Php25,111 million in 2014. Bucket-priced/unlimited text messages decreased by 46,668 million, or 12%, to 342,653 million in 2015 from 389,321 million in 2014.

Standard text messaging revenues, which include inbound and outbound standard SMS revenues, decreased by Php752 million, or 7%, to Php10,742 million in 2015 from Php11,494 million in 2014, mainly due to a decrease in outbound standard SMS revenues primarily as a result of increased preference for messaging through various mobile apps, social networking sites and other OTT services, and partly offset by an increase in domestic inbound SMS revenues. Inbound standard text messages increased by 4,953 million, or 24%, to 25,197 million in 2015 from 20,244 million in 2014, partially offset by the decline in outbound standard text messages by 2,098 million, or 18%, to 9,813 million in 2015 from 11,911 million in 2014.

International text messaging revenues amounted to Php2,536 million in 2015, a decrease of Php653 million, or 20%, from Php3,189 million in 2014. The decline in revenues was mainly due to lower international SMS rates driven by enhanced bucket offers combined with the impact of lower international text messages which declined by 70 million, or 8%, to 812 million in 2015 from 882 million in 2014, partly offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php2,168 million, or 26%, to Php10,421 million in 2015 from Php8,253 million in 2014 as a result of higher traffic for mobile internet browsing mainly due to prevalent use of mobile apps, social networking sites and other OTT services. Mobile internet usage includes traffic generated from various promotions, such as Free Mobile Internet, Internet for All and Free Instagram. Other data offerings, such as Smart Big Bytes, Smart Life Entertainment bundles and Internet.org, were also introduced during the year to boost data usage.

Cellular – Others

Revenues from our other cellular services, which include non-subscriber-related revenues consisting of inbound international roaming fees and share in revenues from PLDT WeRoam and PLP, increased by Php281 million, or 14%, to Php2,284 million in 2015 from Php2,003 million in 2014 primarily due to higher share of Smart in PayMaya’s peer-to-peer (P2P) transaction fees and other subscriber-related income, partially offset by lower revenues from inbound roaming. Other cellular services accounted for 2% of our cellular service revenues in each of 2015 and 2014.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

As at December 31, 2015, our cellular subscribers totaled 64,938,074 a decrease of 4,918,986, or 7%, from the cellular subscriber base of 69,857,060 as at December 31, 2014. Our cellular prepaid subscriber base decreased by 5,111,187, or 8%, to 61,980,425 as at December 31, 2015 from 67,091,612 as at December 31, 2014, while our cellular postpaid subscriber base increased by 192,201, or 7%, to 2,957,649 as at December 31, 2015 from 2,765,448 as at December 31, 2014. The decrease in cellular subscriber base was primarily due to net decreases in Smart and Sun Cellular subscribers by 1,795,336 and 3,028,450, respectively, and lower TNT subscribers by 95,200, which is attributable to increased competition. Prepaid subscribers accounted for 95% and 96% of our total subscriber base as at December 31, 2015 and 2014, respectively.

Our net subscriber activations (reductions) for the years ended December 31, 2015 and 2014 were as follows:

			Increase (Decrease)
	2015	2014	Amount	%

Prepaid	(5,111,187)	(576,138)	(4,535,049)	787
Smart	(1,984,841)	268,457	(2,253,298)	(839)
TNT	(95,200)	(1,335,657)	1,240,457	(93)
Sun Cellular(1)	(3,031,146)	491,062	(3,522,208)	(717)

Postpaid	192,201	387,571	(195,370)	(50)
Smart	189,505	150,525	38,980	26
Sun Cellular(2)	2,696	237,046	(234,350)	(99)

Total	(4,918,986)	(188,567)	(4,730,419)	2,509

(1)

Net of 1,400,331 adjustment in the number of subscribers resulting from our periodic clean-up. Excluding the clean-up adjustment, net reductions in 2015 should have been 1,630,815, which registered a decrease of 2,121,877, or 432%, from 491,062 activations in 2014.

(2)

Net of 218,497 adjustment in the number of subscribers resulting from our periodic clean-up. Excluding the clean-up adjustment, activations in 2015 should have been 221,193, which registered a decrease of 15,853, or 7%, from 237,046 in 2014.

The following table summarizes our average monthly churn rates for the years ended December 31, 2015 and 2014:

	2015	2014
	(in %)

Prepaid
Smart	6.5	5.8
TNT	5.7	5.8
Sun Cellular	11.4	9.7

Postpaid
Smart	2.8	2.7
Sun Cellular	3.7	1.8

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2015 and 2014:

	Gross(1)				Decrease		Net(2)				Decrease
	2015		2014		Amount	%	2015		2014		Amount	%

Prepaid
Smart	Php	126	Php	143	(17)	(12)	Php	115	Php	129	(14)	(11)
TNT		91		97	(6)	(6)		84		88	(4)	(5)
Sun Cellular		71		72	(1)	(1)		66		66	—	—
Postpaid
Smart		1,048		1,088	(40)	(4)		1,035		1,078	(43)	(4)
Sun Cellular		448		481	(33)	(7)		445		477	(32)	(7)

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

Our average monthly prepaid and postpaid ARPUs per quarter of 2015 and 2014 were as follows:

	Prepaid												Postpaid
	Smart				TNT				Sun Cellular				Smart				Sun Cellular
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)

2015
First Quarter	Php	130	Php	118	Php	93	Php	85	Php	68	Php	63	Php	1,049	Php	1,039	Php	452	Php	449
Second Quarter		127		114		91		83		70		64		1,080		1,065		422		419
Third Quarter		127		115		90		82		71		65		1,034		1,021		439		436
Fourth Quarter		122		113		91		83		77		71		1,029		1,014		479		475

2014
First Quarter		147		132		97		87		75		67		1,098		1,086		478		476
Second Quarter		149		134		99		89		73		66		1,081		1,074		471		467
Third Quarter		139		124		96		87		70		64		1,080		1,068		473		469
Fourth Quarter		138		125		98		89		71		65		1,095		1,084		501		497

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(2)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband and Other Services

Our revenues from wireless broadband and other services consist mainly of wireless broadband service revenues from SBI and DMPI and service revenues generated by MVNOs of PLDT Global’s subsidiaries.

Wireless Broadband

Revenues from our wireless broadband services increased by Php972 million, or 10%, to Php10,991 million in 2015 from Php10,019 million in 2014, primarily due to an increase in prepaid revenues by Php1,189 million, or 37%, to Php4,362 million in 2015 from Php3,173 million in 2014, partially offset by lower postpaid revenues by Php217 million, or 3%, to Php6,629 million in 2015 from Php6,846 million in 2014 mainly due to the migration of Canopy and WiMax subscribers to TD-LTE and other PLDT fixed broadband plans.

The following table shows information of our wireless broadband revenues for the years ended December 31, 2015 and 2014 and subscriber base as at December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014(1)		Amount		%

Wireless Broadband Revenues (in millions)	Php	10,991	Php	10,019	Php	972	10
Prepaid		4,362		3,173		1,189	37
Postpaid		6,629		6,846		(217)	(3)

Wireless Broadband Subscribers		3,932,820		2,986,146		946,674	32
Prepaid		3,083,435		2,142,566		940,869	44
Smart		2,526,230		1,795,039		731,191	41
Sun		557,205		347,527		209,678	60
Postpaid		849,385		843,580		5,805	1
Smart		531,728		514,327		17,401	3
Sun		317,657		329,253		(11,596)	(4)

Smart Broadband and Sun Broadband Wireless, which offer a number of wireless broadband services, had a total of 3,932,820 subscribers as at December 31, 2015, a net increase of 946,674 subscribers, or 32%, as compared with 2,986,146 subscribers as at December 31, 2014, primarily due to a net increase in Smart Broadband subscribers by 748,592, or 32%, complemented by an increase in Sun Broadband subscribers by 198,082, or 29%, as at December 31, 2015. Our prepaid wireless broadband subscriber base increased by 940,869 subscribers, or 44%, to 3,083,435 subscribers as at December 31, 2015 from 2,142,566 subscribers as at December 31, 2014, and our postpaid wireless broadband subscriber base also increased by 5,805 subscribers, or 1%, to 849,385 subscribers as at December 31, 2015 from 843,580 subscribers as at December 31, 2014.

Others

Revenues from our other services decreased by Php246 million, or 21%, to Php936 million in 2015 from Php1,182 million in 2014, primarily due to a decrease in the number of ACeS Philippines’ subscribers, lower revenue contribution from MVNOs of PLDT Global, partially offset by the impact of higher weighted average exchange rate of Php45.51 for the year ended December 31, 2015 from Php44.40 for the year ended December 31, 2014 on our U.S. dollar and U.S. dollar-linked other service revenues.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, decreased by Php5 million to Php1,051 million in 2015 from Php1,056 million in 2014 mainly attributable to the decrease in Chikka’s value-added services.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues increased by Php955 million, or 25%, to Php4,797 million in 2015 from Php3,842 million in 2014, primarily due to increased availments for broadband Pocket WiFi, HOMEBro LTE, broadband tablets accessories and computer packages, as well as higher postpaid cellular activation and retention packages, partly offset by lower quantity of broadband Plug-It modems issued.

Expenses

Expenses associated with our wireless business amounted to Php95,358 million in 2015, an increase of Php6,256 million, or 7%, from Php89,102 million in 2014. A significant portion of the increase was attributable to higher expenses related to asset impairment, cost of sales, depreciation and amortization, compensation and employee benefits, professional and other contracted services, interconnection costs, taxes and licenses, and other operating expenses, partially offset by lower selling and promotions, rent, communications, training and travel, repairs and maintenance, insurance and security services, and amortization of intangible assets. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 83% and 75% in 2015 and 2014, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2015 and 2014 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2015		%	2014(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	17,218	18	Php	16,375	18	Php	843	5
Cost of sales		13,873	15		11,632	13		2,241	19
Rent		10,657	11		11,008	12		(351)	(3)
Repairs and maintenance		8,577	9		8,666	10		(89)	(1)
Interconnection costs		8,513	9		8,229	9		284	3
Asset impairment		8,446	9		5,620	6		2,826	50
Compensation and employee benefits		7,725	8		6,944	8		781	11
Selling and promotions		7,712	8		8,512	10		(800)	(9)
Professional and other contracted services		5,613	6		5,299	6		314	6
Taxes and licenses		3,124	3		2,944	3		180	6
Insurance and security services		1,190	1		1,274	2		(84)	(7)
Amortization of intangible assets		1,076	1		1,149	1		(73)	(6)
Communication, training and travel		958	1		1,072	1		(114)	(11)
Other expenses		676	1		378	1		298	79

Total	Php	95,358	100	Php	89,102	100	Php	6,256	7

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Depreciation and amortization charges increased by Php843 million, or 5%, to Php17,218 million primarily due to a higher depreciable asset base and accelerated depreciation on service delivery platforms equipment.

Cost of sales increased by Php2,241 million, or 19%, to Php13,873 million primarily due to increased modems and devices issued for Pocket WiFi, HOMEBro LTE, broadband accessories, as well as an increase in handset costs attributable to higher cellular postpaid activation and retention, partially offset by lower quantity of broadband Plug-It modems issued.

Rent expenses decreased by Php351 million, or 3%, to Php10,657 million primarily due to lower leased circuit and dark fiber rental charges, as well as lower site, office building and pole rentals.

Repairs and maintenance expenses decreased by Php89 million, or 1%, to Php8,577 million mainly due to lower site fuel consumption costs and maintenance costs on IT hardware, partially offset by higher maintenance and technical support costs on expanded network and site facilities, an increase in site electricity and higher maintenance costs on IT software.

Interconnection costs increased by Php284 million, or 3%, to Php8,513 million primarily due to an increase in interconnection charges on domestic voice and SMS services, partially offset by lower interconnection cost on international voice and SMS services.

Asset impairment increased by Php2,826 million, or 50%, to Php8,446 million primarily due to higher fixed asset impairment provision, provision for inventory obsolescence and provision for doubtful accounts.

Compensation and employee benefits increased by Php781 million, or 11%, to Php7,725 million primarily due to higher salaries, manpower rightsizing program, or MRP, costs, and provision for pension, partly offset by lower incentives and employee benefits. Employee headcount decreased to 7,505 as at December 31, 2015 as compared with 7,786 as at December 31, 2014.

Selling and promotion expenses decreased by Php800 million, or 9%, to Php7,712 million primarily due to lower costs of events, advertising, commissions and public relations expenses.

Professional and other contracted service fees increased by Php314 million, or 6%, to Php5,613 million primarily due to an increase in facility usage costs, legal and other service fees, partly offset by lower consultancy, audit and contracted service fees.

Taxes and licenses increased by Php180 million, or 6%, to Php3,124 million due to higher business-related taxes and tax settlements in 2015.

Insurance and security services decreased by Php84 million, or 7%, to Php1,190 million primarily due to lower site and office security expenses, as well as lower group health insurance premiums.

Amortization of intangible assets decreased by Php73 million, or 6%, to Php1,076 million primarily due to lower license fees.

Communication, training and travel expenses decreased by Php114 million, or 11%, to Php958 million primarily due to lower fuel costs for vehicles as a result of lower average fuel cost per liter, partially offset by higher travel expenses.

Other expenses increased by Php298 million, or 79%, to Php676 million primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2015 and 2014:

					Change
	2015		2014(1)		Amount		%
	(in millions)
Other Income (Expenses):
Financing costs – net	(Php	1,799)	(Php	1,646)	(Php	153)	9
Foreign exchange losses – net		(1,622)		(464)		(1,158)	250
Equity share in net losses of associates		(81)		(11)		(70)	636
Loss on derivative financial instruments – net		—		(34)		34	(100)
Interest income		308		217		91	42
Other income – net		1,236		1,214		22	2

Total	(Php	1,958)	(Php	724)	(Php	1,234)	170

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our wireless business’ other expenses amounted to Php1,958 million in 2015, an increase of Php1,234 million, or 170%, from Php724 million in 2014, primarily due to the combined effects of the following: (i) higher net foreign exchange losses by Php1,158 million on account of the revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar; (ii) higher net financing costs by Php153 million primarily due to higher outstanding loan balances, higher weighted average interest rates on loans, an increase in accretion on financial liabilities, partly offset by lower financing charges and higher capitalized interest; (iii) higher equity share in net losses of Automated Fare Collection Services, Inc. by Php70 million; (iv) an increase in other income – net by Php22 million mainly due to higher income from consultancy and higher gain on sale of fixed assets, partly offset by lower gain on insurance claims; and (v) higher interest income by Php91 million mainly due to higher weighted average peso and dollar interest rates, increase in principal amount of temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar.

Provision for Income Tax

Provision for income tax decreased by Php4,395 million, or 61%, to Php2,763 million in 2015 from Php7,158 million in 2014 primarily due to lower taxable income and recognition of deferred tax assets. The effective tax rates for our wireless business were 15% and 25% in 2015 and 2014, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php6,461 million, or 30%, to Php15,434 million in 2015 from Php21,895 million in 2014.

Adjusted EBITDA

Our wireless business’ Adjusted EBITDA decreased by Php6,680 million, or 13%, to Php44,237 million in 2015 from Php50,917 million in 2014.

Core Income

Our wireless business’ core income decreased by Php2,664 million, or 11%, to Php22,512 million in 2015 from Php25,176 million in 2014 on account of higher wireless-related operating and other expenses and lower wireless revenues, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php68,865 million in 2015, an increase of Php2,687 million, or 4%, from Php66,178 million in 2014.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2015 and 2014 by service segment:

							Increase (Decrease)
	2015		%	2014(1)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	17,076	25	Php	16,587	25	Php	489	3
International long distance		9,219	13		11,404	17		(2,185)	(19)
National long distance		3,958	6		4,365	7		(407)	(9)
Data and other network		33,748	49		30,332	46		3,416	11
Miscellaneous		1,474	2		1,419	2		55	4

		65,475	95		64,107	97		1,368	2
Non-Service Revenues:
Sale of computers, phone units and SIM cards, and point-product sales		3,390	5		2,071	3		1,319	64

Total Fixed Line Revenues	Php	68,865	100	Php	66,178	100	Php	2,687	4

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,368 million, or 2%, to Php65,475 million in 2015 from Php64,107 million in 2014 due to increases in revenues from our data and other network, local exchange and miscellaneous services, partially offset by lower national and international long distance service revenues.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014(1)		Amount		%

Total local exchange service revenues (in millions)	Php	17,076	Php	16,587	Php	489	3
Number of fixed line subscribers		2,303,454		2,207,889		95,565	4
Postpaid		2,269,883		2,149,846		120,037	6
Prepaid		33,571		58,043		(24,472)	(42)
Number of fixed line employees		7,039		7,405		(366)	(5)
Number of fixed line subscribers per employee		327		298		29	10

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Revenues from our local exchange service increased by Php489 million, or 3%, to Php17,076 million in 2015 from Php16,587 million in 2014, primarily due to higher weighted average postpaid billed lines. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% in each of 2015 and 2014.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2015 and 2014:

					Decrease
	2015		2014(1)		Amount		%

Total international long distance service revenues (in millions)	Php	9,219	Php	11,404	(Php	2,185)	(19)
Inbound		8,138		10,237		(2,099)	(21)
Outbound		1,081		1,167		(86)	(7)

International call volumes (in million minutes, except call ratio)		1,590		2,028		(438)	(22)
Inbound		1,359		1,739		(380)	(22)
Outbound		231		289		(58)	(20)
Inbound-outbound call ratio		5.9:1		6.0:1		—	—

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our total international long distance service revenues decreased by Php2,185 million, or 19%, to Php9,219 million in 2015 from Php11,404 million in 2014, primarily due to lower call volumes for both inbound and outbound traffic as a result of popularity of OTT service providers (e.g. Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp) over traditional long distance services, as well as lower average settlement rate in dollar terms, partially offset by the increase in average billing rate in dollar terms and the effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.51 for the year ended December 31, 2015 from Php44.40 for the year ended December 31, 2014. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 14% and 18% in 2015 and 2014, respectively. Correspondingly, our total international long distance service revenues, net of interconnection costs, decreased by Php916 million, or 21%, to Php3,487 million in 2015 from Php4,403 million in 2014.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2015 and 2014:

					Decrease
	2015		2014(1)		Amount		%

Total national long distance service revenues (in millions)	Php	3,958	Php	4,365	(Php	407)	(9)
National long distance call volumes (in million minutes)		769		819		(50)	(6)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our national long distance service revenues decreased by Php407 million, or 9%, to Php3,958 million in 2015 from Php4,365 million in 2014, primarily due to a decrease in call volumes. The percentage contribution of national long distance revenues to our fixed line service revenues were 6% and 7% in 2015 and 2014, respectively. Our national long distance service revenues, net of interconnection costs, decreased by Php333 million, or 10%, to Php3,091 million in 2015 from Php3,424 million in 2014.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014(1)		Amount		%
Data and other network service revenues (in millions)	Php	33,748	Php	30,332	Php	3,416	11
Domestic		23,816		21,848		1,968	9
Broadband		16,141		14,076		2,065	15
Leased Lines and Others		7,675		7,772		(97)	(1)

International
Leased Lines and Others		7,328		6,412		916	14

Data Center and ICT		2,604		2,072		532	26

Subscriber base
Broadband		1,255,864		1,105,368		150,496	14

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our data and other network services posted revenues of Php33,748 million in 2015, an increase of Php3,416 million, or 11%, from Php30,332 million in 2014, primarily due to higher domestic data revenues from DSL, Fibr and Shops.Work, international data revenues primarily from i-Gate, and data center and ICT revenues. The percentage contribution of this service segment to our fixed line service revenues was 52% and 47% in 2015 and 2014, respectively.

Domestic

Domestic data services contributed Php23,816 million in 2015, an increase of Php1,968 million, or 9%, as compared with Php21,848 million in 2014 mainly due to sustained market traction on Broadband such as DSL and Fibr, as a result of higher internet connectivity requirements, and key Private Networking Solutions such as IP-VPN, Metro Ethernet and Shops.Work. The percentage contribution of domestic data service revenues to total data and other network services were 70% and 72% in 2015 and 2014, respectively.

Broadband

Broadband data revenues amounted to Php16,141 million in 2015, an increase of Php2,065 million, or 15%, from Php14,076 million in 2014 as a result of the increase in the number of subscribers by 150,496, or 14%, to 1,255,864 subscribers as at December 31, 2015 from 1,105,368 subscribers as at December 31, 2014. Broadband revenues accounted for 48% and 46% of total data and other network service revenues in 2015 and 2014, respectively.

Leased Lines and Others

Leased lines and other data service revenues contributed Php7,675 million in 2015, a decrease of Php97 million, or 1%, from Php7,772 million in 2014. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 22% and 26% in 2015 and 2014, respectively.

International

Leased Lines and Others

International data service revenues increased by Php916 million, or 14%, to Php7,328 million in 2015 from Php6,412 million in 2014, primarily due to higher i-Gate revenues and IP-VPN local access services, an increase in revenues from various global service providers and the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues were 22% and 21% in 2015 and 2014, respectively.

Data Center and ICT

As at December 31, 2015, ePLDT Group had a total of 3,150 rack capacity in six locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php532 million, or 26%, to Php2,604 million in 2015 from Php2,072 million in 2014 mainly due to higher revenues from colocation, cloud and big data services. Cloud services include cloud contact center, cloud IaaS, cloud SaaS, managed security services and cloud professional services and accounted for 22% and 20% of data center revenues in 2015 and 2014, respectively. The percentage contribution of this service segment to our total data and other network service revenues were 8% and 7% in 2015 and 2014, respectively.

Miscellaneous Services

These service revenues increased by Php55 million, or 4%, to Php1,474 million in 2015 from Php1,419 million in 2014 mainly due to higher outsourcing and management fees, and royalties from directory services. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 2% in each of 2015 and 2014.

Non-service Revenues

Non-service revenues increased by Php1,319 million, or 64%, to Php3,390 million in 2015 from Php2,071 million in 2014, primarily due to higher sale of Telpad units, equipment for PLDT UNO, a managed unified communications offering, FabTAB for myDSL retention and computer-bundled sales, partially offset by lower sale of TVolution units and several managed PABX and OnCall solutions.

Expenses

Expenses related to our fixed line business totaled Php58,459 million in 2015, an increase of Php1,604 million, or 3%, as compared with Php56,855 million in 2014. The increase was primarily due to higher expenses related to compensation and employee benefits, asset impairment, cost of sales, professional and other contracted services, repairs and maintenance, and rent, partly offset by lower expenses related to interconnection costs, depreciation and amortization, taxes and licenses, communication, training and travel, and other operating expenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 85% and 86% in 2015 and 2014, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2015 and 2014 and the percentage of each expense item to the total:

						Increase (Decrease)
	2015	%	2014(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php14,301	24	Php	15,004	27	(Php	703)	(5)
Compensation and employee benefits	13,899	24		11,825	21		2,074	18
Repairs and maintenance	7,028	12		6,956	12		72	1
Interconnection costs	6,666	11		8,030	14		(1,364)	(17)
Professional and other contracted services	4,382	8		4,171	7		211	5
Rent	2,768	5		2,706	5		62	2
Cost of sales	2,759	5		1,903	3		856	45
Selling and promotions	2,036	4		2,126	4		(90)	(4)
Taxes and licenses	1,425	2		1,568	3		(143)	(9)
Asset impairment	1,286	2		426	1		860	202
Insurance and security services	715	1		717	1		(2)	—
Communication, training and travel	549	1		643	1		(94)	(15)
Other expenses	645	1		780	1		(135)	(17)

Total	Php58,459	100	Php	56,855	100	Php	1,604	3

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Depreciation and amortization charges decreased by Php703 million, or 5%, to Php14,301 million due to lower depreciable asset base as a result of higher accelerated depreciation in 2014.

Compensation and employee benefits expenses increased by Php2,074 million, or 18%, to Php13,899 million primarily due to higher MRP costs, salaries and employee benefits and provision for pension. Employee headcount decreased to 9,671 as at December 31, 2015 as compared with 9,710 as at December 31, 2014 as a result of the MRP in 2015.

Repairs and maintenance expenses increased by Php72 million, or 1%, to Php7,028 million primarily due to higher repairs and maintenance costs on cable and wire facilities, and an increase in site electricity expenses, partially offset by lower office electricity charges and lower maintenance costs on buildings.

Interconnection costs decreased by Php1,364 million, or 17%, to Php6,666 million primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international and national outbound calls, and data and other network interconnection/settlement costs, particularly Fibernet and Infonet.

Professional and other contracted service expenses increased by Php211 million, or 5%, to Php4,382 million primarily due to higher contracted service fees, mailing and courier charges, and legal fees, partially offset by lower consultancy fees.

Rent expenses increased by Php62 million, or 2%, to Php2,768 million primarily due to higher leased circuit, partially offset by lower customer premises equipment and pole rental charges.

Cost of sales increased by Php856 million, or 45%, to Php2,759 million primarily due to higher sale of Telpad units and equipment for PLDT UNO, FabTAB for myDSL retention and higher computer-bundled sales, partially offset by lower sale of several managed PABX, OnCall solution and TVolution units.

Selling and promotion expenses decreased by Php90 million, or 4%, to Php2,036 million primarily due to lower cost of events and public relations, partially offset by higher commissions expenses.

Taxes and licenses decreased by Php143 million, or 9%, to Php1,425 million as a result of lower business-related taxes, partly offset by a higher tax settlement in 2015.

Asset impairment increased by Php860 million to Php1,286 million mainly due to higher provision for uncollectible receivables in 2015, partly offset by fixed asset impairment provision in 2014.

Insurance and security services decreased by Php2 million to Php715 million primarily due to lower expenses on office security services, partially offset by higher insurance and bond premiums, and group health insurance premiums.

Communication, training and travel expenses decreased by Php94 million, or 15%, to Php549 million mainly due to lower fuel consumption costs, partly offset by higher training and travel, and communication, and mailing and courier charges.

Other expenses decreased by Php135 million, or 17%, to Php645 million primarily due to lower various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2015 and 2014:

					Change
	2015		2014(1)		Amount		%
	(in millions)

Other Income (Expenses):
Financing costs – net	(Php	4,509)	(Php	3,724)	(Php	785)	21
Foreign exchange losses – net		(892)		(39)		(853)	2,187
Equity share in net earnings of associates		38		63		(25)	(40)
Gains on derivative financial instruments – net		420		11		409	3,718
Interest income		620		350		270	77
Other income – net		1,766		3,556		(1,790)	(50)

Total	(Php	2,557)	Php	217	(Php	2,774)	(1,278)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our fixed line business’ other expenses amounted to Php2,557 million in 2015, a change of Php2,774 million as against other income of Php217 million in 2014 mainly due to the combined effects of the following: (i) a decrease in other income – net by Php1,790 million due to gain on purchase price adjustment in 2014 in relation to the acquisition of Digitel, gain on fair value adjustment of investment property in 2014 and higher loss on sale of fixed assets in 2015; (ii) higher foreign exchange losses by Php853 million on account of revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar; (iii) higher financing costs by Php785 million mainly due to higher outstanding loan balances, higher weighted average interest rates on loans, effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar and lower capitalized interest; (iv) lower equity share in net earnings of associates by Php25 million mainly due to the share in net losses of Cignal TV; (v) an increase in interest income by Php270 million due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar; and (vi) higher gain on derivative financial instruments by Php409 million on account of mark-to-market gain on long-term currency swaps and forward purchase contracts due to higher level of depreciation of the Philippine peso relative to the U.S. dollar and wider dollar and peso interest rate differentials.

Provision for Income Tax

Provision for income tax amounted to Php1,656 million in 2015, a decrease of Php1,162 million, or 41%, from Php2,818 million in 2014 primarily due to lower taxable income and reversal of deferred tax liability. The effective tax rates for our fixed line business were 21% and 30% in 2015 and 2014, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php6,193 million in 2015, a decrease of Php529 million, or 8%, as compared with Php6,722 million in 2014.

Adjusted EBITDA

Our fixed line business’ Adjusted EBITDA increased by Php194 million, or 1%, to Php24,749 million in 2015 from Php24,555 million in 2014.

Core Income

Our fixed line business’ core income decreased by Php152 million, or 2%, to Php6,539 million in 2015 from Php6,691 million in 2014, primarily as a result of higher fixed line operating expenses and higher other expenses, partially offset by higher fixed line revenues and lower provision for income tax.

Others

Expenses

Expenses related to our other business totaled Php5,183 million in 2015, an increase of Php5,127 million as compared with Php56 million in 2014 primarily due to recognition of impairment loss on our investment in Rocket, resulting from the decline in Rocket share price to €28.24 with a fair value of Php14,587 million as at December 31, 2015 as compared with our original acquisition cost of Php19,711 million in August 2014.

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the years ended December 31, 2015 and 2014:

					Change
	2015		2014		Amount		%
	(in millions)

Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	Php	3,284	Php	3,789	(Php	505)	(13)
Interest income		99		295		(196)	(66)
Losses on derivative financial instruments – net		—		(78)		78	(100)
Financing costs – net		(179)		(60)		(119)	198
Foreign exchange gains (losses) – net		(522)		121		(643)	(531)
Other income – net		3,093		1,544		1,549	100

Total	Php	5,775	Php	5,611	Php	164	3

Other income increased by Php164 million, or 3%, to Php5,775 million in 2015 from Php5,611 million in 2014 primarily due to the combined effects of the following: (i) higher other income – net by Php1,549 million due to higher realized portion of deferred gain on the sale of Meralco shares; (ii) an increase in financing costs by Php119 million for the year ended December 31, 2015; (iii) a decrease in interest income by Php196 million; (iv) lower equity share in net earnings of associates by Php505 million mainly due to equity share in net losses of Cignal TV in 2015 and a decrease in the equity share in net earnings of Beta; and (v) foreign exchange losses of Php522 million in 2015 as against foreign exchange gains of Php121 million in 2014.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php448 million, a decrease of Php5,025 million, or 92%, in 2015 from Php5,473 million in 2014.

Core Income

Our other business segment’s core income amounted to Php6,161 million in 2015, an increase of Php618 million, or 11%, as compared with Php5,543 million in 2014 mainly as a result of higher other income.

Years Ended December 31, 2014 and 2013

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php170,835 million in 2014, an increase of Php2,624 million, or 2%, as compared with Php168,211 million in 2013, primarily due to higher revenues from data and other network, local exchange and miscellaneous services from our fixed line business, higher wireless broadband revenues, and an increase in our non-service revenues, partially offset by lower revenues from international and national long distance services from our fixed line business, and lower cellular and other services from our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014(1)%			2013(1)%			Amount		%
	(in millions)
Wireless	Php	118,879	69	Php	119,323	71	(Php	444)	—
Fixed line		66,178	39		62,531	37		3,647	6
Inter-segment transactions		(14,222)	(8)		(13,643)	(8)		(579)	4

Consolidated	Php	170,835	100	Php	168,211	100	Php	2,624	2

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

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

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014(1)%			2013(1)%			Amount		%
	(in millions)
Wireless	Php	89,102	68	Php	84,674	67	Php	4,428	5
Fixed line		56,855	44		55,975	45		880	2
Others		56	—		5	—		51	1,020
Inter-segment transactions		(15,556)	(12)		(15,139)	(12)		(417)	3

Consolidated	Php	130,457	100	Php	125,515	100	Php	4,942	4

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Other Income (Expenses)

Consolidated other income amounted to Php3,770 million in 2014, a change of Php4,834 million as against other expenses of Php1,064 million in 2013, primarily due to the combined effects of the following: (i) a decrease in foreign exchange losses by Php2,511 million mainly due to narrower dollar and peso interest rate differentials and lower level of depreciation of the Philippine peso to the U.S. dollar; (ii) a decrease in net financing costs by Php1,269 million mainly due to decreases on accretion on financial liabilities and financing charges, partly offset by a higher outstanding debt balance; (iii) an increase in the equity share in net earnings of associates by Php1,099 million mainly due to the increase in the equity share in net earnings of Beacon, Beta, and Cignal TV; (iv) an increase in other income by Php747 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares, gain on fair value adjustment on investment property, gain on purchase price adjustment in relation with the acquisition of Digitel and higher gain on insurance claims, partly offset by the gain on sale of Philweb shares in 2013; (v) lower interest income by Php180 million due to lower weighted average interest rates, partly offset by higher principal amounts of placements and the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar; and (vi) net loss on derivative financial instruments of Php101 million in 2014 as against net gains on derivative financial instruments of Php511 million due to losses on matured Euro/U.S. dollar forward purchase contracts due to the appreciation of the U.S. dollar relative to the Euro and on matured U.S. dollar/Philippine peso forward purchase contracts in the second quarter of 2014 due to the appreciation of the Philippine peso relative to the U.S. dollar.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2014 and 2013:

					Change
	2014(1)		2013(1)		Amount		%
	(in millions)
Wireless	(Php	724)	(Php	3,866)	Php	3,142	(81)
Fixed line		217		555		(338)	(61)
Others		5,611		3,597		2,014	56
Inter-segment transactions		(1,334)		(1,350)		16	(1)

Consolidated	Php	3,770	(Php	1,064)	Php	4,834	(454)

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Net Income

Consolidated net income decreased by Php1,363 million, or 4%, to Php34,090 million in 2014, from Php35,453 million, including net income from discontinued operations of Php2,069 million, in 2013. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php4,942 million; (ii) an increase in consolidated provision for income tax by Php1,810 million, which was mainly due to higher taxable income from our fixed line business; (iii) income from discontinued operations of Php2,069 million in 2013; (iv) an increase in consolidated revenues by Php2,624 million; and (v) an increase in consolidated other income – net by Php4,834 million. Our consolidated basic and diluted EPS decreased to Php157.51 in 2014 from consolidated basic and diluted EPS of Php163.67 in 2013. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the years ended December 31, 2014 and 2013.

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

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php76,750 million in 2014, a decrease of Php865 million, or 1%, as compared with Php77,615 million in 2013, primarily due to higher cost of sales and operating expenses driven by repairs and maintenance costs, selling and promotions, taxes and licenses, professional and other contracted services, and rent, partially offset by higher consolidated revenues, and lower compensation and employee benefits, and provision for doubtful accounts.

The following table shows the breakdown of our consolidated Adjusted EBITDA from continuing operations by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014(1)%			2013(1)%			Amount		%
	(in millions)
Wireless	Php	50,917	66	Php	54,703	71	(Php	3,786)	(7)
Fixed line		24,555	32		21,238	27		3,317	16
Others		(56)	—		(5)	—		(51)	1,020
Inter-segment transactions		1,334	2		1,496	2		(162)	(11)

Continuing operations	Php	76,750	100	Php	77,432	100	(Php	682)	(1)
Discontinued operations		—	—		183	—		(183)	(100)

Consolidated	Php	76,750	100	Php	77,615	100	(Php	865)	(1)

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

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

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2014 and 2013:

							Change
	2014(1)%			2013		%	Amount		%
	(in millions)
Wireless	Php	25,176	67	Php	26,499	69	(Php	1,323)	(5)
Fixed line		6,691	18		9,061	23		(2,370)	(26)
Others		5,543	15		3,110	8		2,433	78
Inter-segment transactions		—	—		146	—		(146)	(100)

Continuing operations		37,410	100		38,816	100		(1,406)	(4)
Discontinued operations		—	—		(99)	—		99	(100)

Consolidated	Php	37,410	100	Php	38,717	100	(Php	1,307)	(3)

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php118,879 million in 2014, a decrease of Php444 million from Php119,323 million in 2013.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2014 and 2013 by service segment:

							Increase (Decrease)
	2014(1)%			2013(1)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	102,780	87	Php	105,583	89	(Php	2,803)	(3)
Wireless broadband, satellite and others
Wireless broadband		10,019	8		9,432	8		587	6
Others		1,182	1		1,372	1		(190)	(14)
Digital platforms and mobile financial		1,056	1		292	—		764	262

		115,037	97		116,679	98		(1,642)	(1)

Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		3,842	3		2,644	2		1,198	45

Total Wireless Revenues	Php	118,879	100	Php	119,323	100	(Php	444)	—

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Service Revenues

Our wireless service revenues in 2014 decreased by Php1,642 million, or 1%, to Php115,037 million as compared with Php116,679 million in 2013, mainly as a result of lower revenues from our cellular services due to lower domestic and international text messaging and voice revenues, and other service revenues, partially offset by higher mobile internet, domestic voice and VAS revenues, as well as the increase in broadband service revenues. Our dollar-linked revenues were affected by the depreciation of the Philippine peso relative to the U.S. dollar, which increased to a weighted average exchange rate of Php44.40 for the year ended December 31, 2014 from Php42.44 for the year ended December 31, 2013. As a percentage of our total wireless revenues, service revenues accounted for 97% and 98% in 2014 and 2013, respectively.

Cellular Service

Our cellular service revenues in 2014 amounted to Php102,780 million, a decrease of Php2,803 million, or 3%, from Php105,583 million in 2013. Cellular service revenues accounted for 89% and 91% of our wireless service revenues in 2014 and 2013, respectively.

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

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014(1)		2013(1)		Amount		%
	(in millions)

Cellular service revenues	Php	102,780	Php	105,583	(Php	2,803)	(3)

By service type		100,777		103,642		(2,865)	(3)
Prepaid		79,124		84,600		(5,476)	(6)
Postpaid		21,653		19,042		2,611	14

By component		100,777		103,642		(2,865)	(3)
Voice		51,065		51,384		(319)	(1)
Data		49,712		52,258		(2,546)	(5)

Others(2)		2,003		1,941		62	3

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.
(2)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, SMI and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%

Cellular subscriber base	69,857,060	70,045,627	(188,567)	—
Prepaid	67,091,612	67,667,750	(576,138)	(1)
Smart	24,877,144	24,608,687	268,457	1
TNT	28,149,360	29,485,017	(1,335,657)	(5)
Sun Cellular	14,065,108	13,574,046	491,062	4
Postpaid	2,765,448	2,377,877	387,571	16
Sun Cellular	1,725,227	1,488,181	237,046	16
Smart	1,040,221	889,696	150,525	17

Systemwide traffic volumes (in million minutes)
Calls	52,766	55,344	(2,578)	(5)
Domestic	49,525	51,504	(1,979)	(4)
Inbound	1,120	1,228	(108)	(9)
Outbound	48,405	50,276	(1,871)	(4)
International	3,241	3,840	(599)	(16)
Inbound	2,770	3,216	(446)	(14)
Outbound	471	624	(153)	(25)

SMS/Data count (in million hits)	424,344	506,702	(82,358)	(16)
Text messages	422,358	504,050	(81,692)	(16)
Domestic	421,476	503,176	(81,700)	(16)
Bucket-Priced/Unlimited	389,321	471,298	(81,977)	(17)
Standard	32,155	31,878	277	1
International	882	874	8	1
Value-Added Services	1,986	2,652	(666)	(25)

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

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, decreased by Php319 million, or 1%, to Php51,065 million in 2014 from Php51,384 million in 2013 primarily due to the decline in international voice revenues, partially offset by higher domestic voice revenues. Cellular voice services accounted for 50% and 49% in our cellular service revenues in 2014 and 2013, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014(1)		2013(1)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	4,324	Php	4,655	(Php	331)	(7)
Outbound		32,556		30,619		1,937	6

		36,880		35,274		1,606	5

International
Inbound		12,302		13,922		(1,620)	(12)
Outbound		1,883		2,188		(305)	(14)

		14,185		16,110		(1,925)	(12)

Total	Php	51,065	Php	51,384	(Php	319)	(1)

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Domestic voice service revenues increased by Php1,606 million, or 5%, to Php36,880 million in 2014 from Php35,274 million in 2013, primarily due to an increase in domestic outbound voice service revenues by Php1,937 million, partially offset by lower domestic inbound voice service revenues by Php331 million.

Revenues from domestic outbound voice service increased by Php1,937 million, or 6%, to Php32,556 million in 2014 from Php30,619 million in 2013 mainly due to higher bucket and unlimited revenues, partially offset by the decline in standard voice revenues. Domestic outbound call volumes of 48,405 million minutes decreased by 1,871 million minutes, or 4%, from 50,276 million minutes in 2013 primarily due to lower unlimited and standard voice traffic, partially offset by higher bucket voice traffic.

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

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS and mobile internet, decreased by Php2,546 million, or 5%, to Php49,712 million in 2014 from Php52,258 million in 2013 primarily due to lower text messaging and VAS revenues, partially offset by higher mobile internet revenues. Cellular data services accounted for 48% and 49% of our cellular service revenues in 2014 and 2013, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014(1)		2013(1)		Amount		%
	(in millions)
Text messaging
Domestic	Php	36,605	Php	41,822	(Php	5,217)	(12)
Bucket-Priced/Unlimited		25,111		29,411		(4,300)	(15)
Standard		11,494		12,411		(917)	(7)
International		3,189		3,519		(330)	(9)

		39,794		45,341		(5,547)	(12)

Mobile internet(2)		8,253		4,968		3,285	66

Value-added services(3)		1,665		1,949		(284)	(15)

Total	Php	49,712	Php	52,258	(Php	2,546)	(5)

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.
(2)	Includes revenues from web-based services, net of allocated discounts and content provider costs.
(3)

Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); Pasa Load/Give-a-load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart and TNT prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up); and revenues for financial services which include revenues from Smart Money Clicks via Smart Menu and mobile banking. Smart Money Clicks includes the following services: balance inquiry, re-load prepaid accts, bills payment, card management and internet purchases.

Text messaging-related services contributed revenues of Php39,794 million in 2014, a decrease of Php5,547 million, or 12%, as compared with Php45,341 million in 2013, and accounted for 80% and 87% of our total cellular data service revenues in 2014 and 2013, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower bucket-priced/unlimited and standard SMS, as well as lower international text messaging revenues. Text messaging revenues from various bucket-priced/unlimited SMS offers totaled Php25,111 million in 2014, a decrease of Php4,300 million, or 15%, as compared with Php29,411 million in 2013. Bucket-priced/unlimited text messages decreased by 81,977 million, or 17%, to 389,321 million in 2014 from 471,298 million in 2013.

Standard text messaging revenues, which includes inbound and outbound standard SMS revenues, decreased by Php917 million, or 7%, to Php11,494 million in 2014 from Php12,411 million in 2013, mainly due to a decrease in outbound standard SMS revenues primarily as a result of increased preference for messaging through various mobile applications, social networking sites and other OTT services, partly offset by the increase in domestic inbound SMS revenues. Outbound standard text messages decreased by 1,744 million, or 13%, to 11,910 million in 2014 from 13,654 million in 2013, while inbound standard text messages more than offset the decrease, increasing by 2,021 million, or 11%, to 20,245 million in 2014 from 18,224 million in 2013.

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

Mobile internet service revenues increased by Php3,285 million, or 66%, to Php8,253 million in 2014 from Php4,968 million in 2013 as a result of higher traffic for mobile internet browsing mainly due to widened utilization of mobile applications, social networking sites and other OTT services.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2014, our cellular subscribers totaled 69,857,060 a decrease of 188,567, over the cellular subscriber base of 70,045,627 as at December 31, 2013. Our cellular prepaid subscriber base decreased by 576,138, or 1%, to 67,091,612 as at December 31, 2014 from 67,667,750 as at December 31, 2013, while our cellular postpaid subscriber base increased by 387,571, or 16%, to 2,765,448 as at December 31, 2014 from 2,377,877 as at December 31, 2013. The decrease in subscriber base was primarily due to lower TNT subscribers by 1,335,657, or 5%, partially offset by an increase in Sun Cellular subscribers by 728,108, or 5%, and an increase in Smart subscribers by 418,982, or 2%. Prepaid subscribers exclude those subscribers whose minimum balance is derived via accumulation from its rewards program. Prepaid subscribers accounted for 96% and 97% of our total subscriber base as at December 31, 2014 and 2013, respectively.

Our net subscriber activations (reductions) for the years ended December 31, 2014 and 2013 were as follows:

			Increase (Decrease)
	2014	2013	Amount	%

Prepaid	(576,138)	56,213	(632,351)	(1,125)
Smart	268,457	(452,766)	721,223	(159)
TNT	(1,335,657)	1,039,964	(2,375,621)	(228)
Sun Cellular	491,062	(530,985)	1,022,047	(192)

Postpaid	387,571	122,956	264,615	215
Smart	150,525	206,216	(55,691)	(27)
Sun Cellular	237,046	(83,260)	320,306	(385)

Total	(188,567)	179,169	(367,736)	(205)

The following table summarizes our average monthly churn rates for the years ended December 31, 2014 and 2013:

	2014	2013
	(in %)
Prepaid
Smart	5.8	5.3
TNT	5.8	5.2
Sun Cellular	9.7	10.6

Postpaid
Smart	2.7	2.7
Sun Cellular	1.8	3.2

For Smart Prepaid subscribers, the average monthly churn rate in 2014 and 2013 were 5.8% and 5.3%, respectively, while the average monthly churn rate for TNT subscribers were 5.8% and 5.2% in 2014 and 2013, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 9.7% and 10.6% in 2014 and 2013, respectively.

The average monthly churn rate for Smart Postpaid subscribers in each of 2014 and 2013 was 2.7%, while for Sun Cellular postpaid subscribers were 1.8% and 3.2% in 2014 and 2013, respectively.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2014 and 2013:

	Gross(1)				Increase (Decrease)			Net(2)				Increase (Decrease)
	2014		2013		Amount		%	2014		2013		Amount		%

Prepaid
Smart	Php	143	Php	164	(Php	21)	(13)	Php	129	Php	144	(Php	15)	(10)
TNT		97		96		1	1		88		85		3	4
Sun Cellular		72		68		4	6		66		61		5	8
Postpaid
Smart		1,088		1,140		(52)	(5)		1,078		1,127		(49)	(4)
Sun Cellular		481		483		(2)	—		477		480		(3)	(1)

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

Our average monthly prepaid and postpaid ARPUs per quarter of 2014 and 2013 were as follows:

	Prepaid						Postpaid
	Smart		TNT		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

2014
First Quarter	147	132	97	87	75	67	1,098	1,086	478	476
Second Quarter	149	134	99	89	73	66	1,081	1,074	471	467
Third Quarter	139	124	96	87	70	64	1,080	1,068	473	469
Fourth Quarter	138	125	98	89	71	65	1,095	1,084	501	497

2013
First Quarter	160	141	98	87	66	57	1,168	1,154	458	455
Second Quarter	160	141	98	87	66	58	1,167	1,153	499	495
Third Quarter	161	142	92	82	66	60	1,111	1,099	479	476
Fourth Quarter	174	153	96	85	72	68	1,113	1,102	495	493

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(2)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband and Other Services

Our revenues from wireless broadband and other services consist mainly of wireless broadband service revenues from SBI and DMPI and service revenues generated by the MVNO of PLDT Global’s subsidiary.

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

Others

Revenues from our other services decreased by Php190 million, or 14%, to Php1,182 million in 2014 from Php1,372 million in 2013, primarily due to a decrease in the number of ACeS Philippines’ subscribers and lower revenue contribution from MVNO’s of PLDT Global, partially offset by the effect of higher weighted average exchange rate of Php44.40 in the year ended December 31, 2014 from Php42.44 for the year ended December 31, 2013 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Digital platforms and mobile financial services

Revenues from digital platforms and mobile financial services, as reported by Voyager, increased by Php764 million to Php1,056 million in 2014 from Php292 million in 2013 mainly attributable to PayMaya’s share in Smart Money’s peer-to-peer (P2P) transaction fees and revenues.

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

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2014 and 2013 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2014(1)%			2013(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	16,375	18	Php	16,358	19	Php	17	—
Cost of sales		11,632	13		10,182	12		1,450	14
Rent		11,008	12		10,148	12		860	8
Repairs and maintenance		8,666	10		7,861	9		805	10
Selling and promotions		8,512	10		7,944	10		568	7
Interconnection costs		8,229	9		8,141	10		88	1
Compensation and employee benefits		6,944	8		8,730	10		(1,786)	(20)
Asset impairment		5,620	6		3,918	5		1,702	43
Professional and other contracted services		5,299	6		4,841	6		458	9
Taxes and licenses		2,944	3		2,410	3		534	22
Insurance and security services		1,274	2		1,156	1		118	10
Amortization of intangible assets		1,149	1		1,018	1		131	13
Communication, training and travel		1,072	1		1,029	1		43	4
Other expenses		378	1		938	1		(560)	(60)

Total	Php	89,102	100	Php	84,674	100	Php	4,428	5

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

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

Compensation and employee benefits expenses decreased by Php1,786 million, or 20%, to Php6,944 million primarily due to lower manpower rightsizing program, or MRP, and LTIP costs, and salaries and employee benefits, partly offset by higher provision for pension benefits. Employee headcount increased to 7,786 as at December 31, 2014 as compared with 7,745 as at December 31, 2013.

Asset impairment increased by Php1,702 million, or 43%, to Php5,620 million primarily due to higher impairment on certain network equipment and higher provision for uncollectible receivables.

Professional and other contracted service fees increased by Php458 million, or 9%, to Php5,299 million primarily due to an increase in audit, outsourced and contracted service fees, market research and collection agency fees, partly offset by lower consultancy service fees.

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

Communication, training and travel expenses increased by Php43 million, or 4%, to Php1,072 million primarily due to higher fuel consumption costs for vehicles, and freight and hauling, partially offset by lower communication charges and local training expenses.

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

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php66,178 million in 2014, an increase of Php3,647 million, or 6%, from Php62,531 million in 2013.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2014 and 2013 by service segment:

							Increase (Decrease)
	2014(1)%			2013(1)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	16,587	25	Php	16,274	26	Php	313	2
International long distance		11,404	17		11,422	18		(18)	—
National long distance		4,365	7		4,583	7		(218)	(5)
Data and other network		30,332	46		27,472	44		2,860	10
Miscellaneous		1,419	2		1,083	2		336	31

		64,107	97		60,834	97		3,273	5
Non-Service Revenues:
Sale of computers, phone units and SIM cards		2,071	3		1,697	3		374	22

Total Fixed Line Revenues	Php	66,178	100	Php	62,531	100	Php	3,647	6

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php3,273 million, or 5%, to Php64,107 million in 2014 from Php60,834 million in 2013 due to an increase in revenues from our data and other network, miscellaneous, and local exchange services, partially offset by a decrease in national and international long distance service revenues.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014(1)		2013(1)		Amount		%

Total local exchange service revenues (in millions)	Php	16,587	Php	16,274	Php	313	2
Number of fixed line subscribers		2,207,889		2,069,419		138,470	7
Postpaid		2,149,846		2,009,593		140,253	7
Prepaid		58,043		59,826		(1,783)	(3)
Number of fixed line employees		7,405		7,350		55	1
Number of fixed line subscribers per employee		298		279		19	7

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Revenues from our local exchange service increased by Php313 million, or 2%, to Php16,587 million in 2014 from Php16,274 million in 2013, primarily due to higher weighted average postpaid billed lines, an increase in ARPU and higher installation and activation charges, partially offset by lower other local services. The percentage contribution of local exchange revenues to our total fixed line service revenues were 26% and 27% in 2014 and 2013, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2014 and 2013:

					Increase (Decrease)
	2014		2013		Amount		%

Total international long distance service revenues (in millions)	Php	11,404	Php	11,422	(Php	18)	—
Inbound		10,237		10,105		132	1
Outbound		1,167		1,317		(150)	(11)

International call volumes (in million minutes, except call ratio)		2,028		2,185		(157)	(7)
Inbound		1,739		1,806		(67)	(4)
Outbound		289		379		(90)	(24)
Inbound-outbound call ratio		6.0:1		4.8:1		—	—

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our total international long distance service revenues decreased by Php18 million to Php11,404 million in 2014 from Php11,422 million in 2013, primarily due to lower call volumes, partially offset by the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.40 for the year ended December 31, 2014 from Php42.44 for the year ended December 31, 2013 and the increase in average billing and settlement rates in dollar terms. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 18% and 19% in 2014 and 2013, respectively. Correspondingly, our total international long distance service revenues, net of interconnection costs, decreased by Php151 million, or 3%, to Php4,403 million in 2014 from Php4,554 million in 2013.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2014 and 2013:

					Decrease
	2014(1)		2013(1)		Amount		%

Total national long distance service revenues (in millions)	Php	4,365	Php	4,583	(Php	218)	(5)
National long distance call volumes (in million minutes)		819		852		(33)	(4)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

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

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2014 and 2013:

					Increase
	2014(1)		2013(1)		Amount		%
Data and other network service revenues (in millions)	Php	30,332	Php	27,472	Php	2,860	10
Domestic		21,848		19,917		1,931	10
Broadband		14,076		12,481		1,595	13
Leased Lines and Others		7,772		7,436		336	5

International
Leased Lines and Others		6,412		5,787		625	11

Data Center and ICT		2,072		1,768		304	17

Subscriber base
Broadband		1,105,368		979,384		125,984	13

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Our data and other network services posted revenues of Php30,332 million in 2014, an increase of Php2,860 million, or 10%, from Php27,472 million in 2013, primarily due to higher domestic data revenues from DSL, Fibr, Shops.Work and Diginet, international data revenues primarily from i-Gate, and data centers revenues. The percentage contribution of this service segment to our fixed line service revenues was 47% and 45% in 2014 and 2013, respectively.

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

Broadband

Broadband data revenues amounted to Php14,076 million in 2014, an increase of Php1,595 million, or 13%, from Php12,481 million in 2013 as a result of the increase in the number of subscribers by 125,984, or 13%, to 1,105,368 subscribers as at December 31, 2014 from 979,384 subscribers as at December 31, 2013. Broadband revenues accounted for 46% of total data and other network service revenues in each of 2014 and 2013.

Leased Lines and Others

Leased lines and other data revenues amounted to Php7,772 million in 2014, an increase of Php336 million, or 5%, from Php7,436 million in 2013, primarily due to higher revenues from Shops.Work, Diginet and IP-VPN. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 26% and 27% in 2014 and 2013, respectively.

International

Leased Lines and Others

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

Data Center and ICT

As at December 31, 2014, ePLDT Group has a total of 2,340 rack capacity in three locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php304 million, or 17%, to Php2,072 million in 2014 from Php1,768 million in 2013 mainly due to higher revenues from colocation and managed services. The percentage contribution of this service segment to our total data and other network service revenues were 7% and 6% in 2014 and 2013, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees, and directory advertising. These service revenues increased by Php336 million, or 31%, to Php1,419 million in 2014 from Php1,083 million in 2013 mainly due to higher outsourcing and management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 2% in each of 2014 and 2013.

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

Expenses

Expenses related to our fixed line business totaled Php56,855 million in 2014, an increase of Php880 million, or 2%, as compared with Php55,975 million in 2013. The increase was primarily due to higher expenses related to depreciation and amortization, repairs and maintenance, professional and other contracted services, selling and promotions, cost of sales, communication, training and travel, and taxes and licenses, partly offset by lower expenses related to asset impairment, compensation and employee benefits, rent and interconnection costs. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 86% and 90% in 2014 and 2013, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2014 and 2013 and the percentage of each expense item to the total:

							Increase (Decrease)
	2014(1)%			2013(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	15,004	27	Php	13,946	25	Php	1,058	8
Compensation and employee benefits		11,825	21		12,668	23		(843)	(7)
Interconnection costs		8,030	14		8,196	15		(166)	(2)
Repairs and maintenance		6,956	12		5,930	10		1,026	17
Professional and other contracted services		4,171	7		3,794	7		377	10
Rent		2,706	5		2,794	5		(88)	(3)
Selling and promotions		2,126	4		1,860	3		266	14
Cost of sales		1,903	3		1,665	3		238	14
Taxes and licenses		1,568	3		1,515	3		53	3
Insurance and security services		717	1		762	1		(45)	(6)
Communication, training and travel		643	1		546	1		97	18
Asset impairment		426	1		1,625	3		(1,199)	(74)
Amortization of intangible assets		—	—		2	—		(2)	(100)
Other expenses		780	1		672	1		108	16

Total	Php	56,855	100	Php	55,975	100	Php	880	2

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Depreciation and amortization charges increased by Php1,058 million, or 8%, to Php15,004 million due to a higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php843 million, or 7%, to Php11,825 million primarily due to lower MRP, LTIP costs, and salaries and employee benefits, partially offset by higher provision for pension benefits. Employee headcount decreased to 9,710 in 2014 as compared with 10,154 in 2013 mainly due to a decrease in ePLDT Group’s headcount.

Interconnection costs decreased by Php166 million, or 2%, to Php8,030 million primarily due to lower national interconnection/settlement costs due to lower national sent paid calls that terminated to other domestic carriers and data and other network interconnection/settlement costs particularly Fibernet and Infonet, partially offset by higher international interconnection/settlement costs as a result of higher average settlement rate to other domestic carriers.

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

Professional and other contracted service expenses increased by Php377 million, or 10%, to Php4,171 million primarily due to higher contracted, payment facility and technical service fees, partially offset by lower consultancy, legal fees, outsource costs and bill printing fees.

Rent expenses decreased by Php88 million, or 3%, to Php2,706 million primarily due to decrease in leased circuit rental charges.

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

Communication, training and travel expenses increased by Php97 million, or 18%, to Php643 million mainly due to higher training and travel, and communication charges, and mailing and courier charges, partly offset by lower fuel consumption costs.

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

Other Income

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2014 and 2013:

					Change
	2014(1)		2013(1)		Amount		%
	(in millions)

Other Income (Expenses):
Interest income	Php	350	Php	392	(Php	42)	(11)
Equity share in net earnings (losses) of associates		63		(86)		149	(173)
Gains on derivative financial instruments – net		11		523		(512)	(98)
Foreign exchange losses – net		(39)		(1,503)		1,464	(97)
Financing costs – net		(3,724)		(3,390)		(334)	10
Other income – net		3,556		4,619		(1,063)	(23)

Total	Php	217	Php	555	(Php	338)	(61)

(1)	Certain comparative information for 2014 and 2013 were reclassified to conform with the current presentation.

Our fixed line business’ other income amounted to Php217 million in 2014, a decrease of Php338 million, or 61%, from Php555 million in 2013 due to the combined effects of the following: (i) a decrease in other income by Php1,063 million due to gain on sale of Philweb shares in 2013 and lower gain on insurance claims, partially offset by higher gain on fair value adjustment on investment properties and gain on purchase price adjustment in relation with the acquisition of Digitel recognized in 2014; (ii) lower gain on derivative financial instruments by Php512 million due to narrower dollar and peso interest rate differentials in 2014 as compared with 2013, and losses on matured Euro/U.S. dollar forward purchase contracts due to the appreciation of the U.S. dollar relative to the Euro; (iii) higher financing costs by Php334 million mainly due to higher outstanding debt balance and the effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, partly offset by lower financing charges, lower average interest rate, and higher capitalized interest; (iv) a decrease in interest income by Php42 million due to lower weighted average peso and dollar interest rates, partly offset by higher amount of placements and the depreciation of the Philippine peso to the U.S. dollar; (v) lower foreign exchange losses by Php1,464 million on account of revaluation of net foreign currency-denominated liabilities due to lower level of depreciation of the Philippine peso relative to the U.S. dollar; and (vi) equity share in net earnings of associates of Php63 million in 2014 as against equity share in net losses of associates of Php86 million in 2013 mainly due the increase in the share of net earnings of Cignal TV.

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

Adjusted EBITDA

Our fixed line business’ Adjusted EBITDA increased by Php3,317 million, or 16%, to Php24,555 million in 2014 from Php21,238 million in 2013.

Core Income

Our fixed line business’ core income decreased by Php2,370 million, or 26%, to Php6,691 million in 2014 from Php9,061 million in 2013, primarily as a result of higher provision for income tax, higher fixed line expenses and a decrease in other income, partially offset by higher fixed line revenues.

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

Our 2016 estimated consolidated capital expenditures is approximately Php43 billion, of which approximately Php29 billion is estimated to be spent by our wireless segment and approximately Php14 billion is estimated to be spent by our fixed line segment. Our wireless segment’s capital spending is currently anticipated to focus on network quality improvement and capacity expansion, as well as building transmission capacity and resiliency. We also contemplate enhancing network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery to enable customized and targeted services, as well as to further expand mainstream services and integration with the PLDT Group core and transmission network to increase penetration to achieve greater business benefits from a closely synergized environment. Our fixed line segment’s capital spending is currently intended principally to finance the facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency in various locations and acquisition of new platforms to complement introduction of new products and services, as well as the expansion of our data center.

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

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2015, 2014 and 2013 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2015 and 2014:

	2015		2014		2013
	(in millions)
Cash Flows
Net cash from operations	Php	69,744	Php	66,015	Php	73,763
Net cash used in investing activities		(39,238)		(51,686)		(21,045)
Capital expenditures		43,175		34,759		28,838
Net cash used in financing activities		(11,385)		(19,897)		(59,813)
Net increase (decrease) in cash and cash equivalents		19,796		(5,246)		(6,391)

	2015		2014
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	Php	143,982	Php	115,399
Obligations under finance lease		—		1

		143,982		115,400

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year		16,910		14,724
Obligations under finance lease maturing within one year		1		5

		16,911		14,729

Total interest-bearing financial liabilities		160,893		130,129
Total equity attributable to equity holders of PLDT		113,608		134,364

	Php	274,501	Php	264,493

Other Selected Financial Data
Total assets	Php	455,095	Php	436,295
Property and equipment		195,782		191,984
Cash and cash equivalents		46,455		26,659
Short-term investments		1,429		643

Our consolidated cash and cash equivalents and short-term investments totaled Php47,884 million as at December 31, 2015. Principal sources of consolidated cash and cash equivalents in 2015 were cash flows from operations amounting to Php69,744 million, proceeds from availment of long-term debt of Php44,367 million, dividends received of Php5,544 million, interest received of Php939 million, proceeds from disposal of property and equipment of Php334 million, net additions to capital expenditures under long-term financing of Php311 million and proceeds from redemption of investment in debt securities of Php292 million. These funds were used principally for: (1) capital outlays, including capitalized interest, of Php43,175 million; (2) dividend payments of Php32,532 million; (3) debt principal and interest payments of Php17,084 million and Php5,407 million, respectively; (4) purchase of investment in associates and joint ventures of Php1,274 million; (5) payment for purchase of available-for-sale financial investments of Php925 million; (6) net payment for purchase of short-term investments of Php725 million; and (7) settlement of derivative financial instruments of Php638 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php27,302 million as at December 31, 2014. Principal sources of consolidated cash and cash equivalents in 2014 were cash flows from operations amounting to Php66,015 million, proceeds from availment of long-term debt of Php41,329 million, dividends received of Php1,855 million, net proceeds from maturity and redemption of investment in debt securities of Php1,602 million, interest received of Php582 million and proceeds from disposal of property and equipment of Php253 million. These funds were used principally for: (1) dividend payments of Php39,900 million; (2) capital outlays, including capitalized interest, of Php34,759 million; (3) purchase of available-for-sale financial investments of Php19,711 million; (4) debt principal and interest payments of Php15,726 million and Php4,736 million, respectively; (5) settlement of derivative financial instruments of Php596 million; (6) deposit for future PDRs subscription of Php300 million; (7) investment in joint ventures and associates of Php300 million; and (8) payment for acquisition of shares of minority shareholders and purchase of investment in subsidiaries – net of cash acquired of Php202 million.

Operating Activities

Our consolidated net cash flows from operations increased by Php3,729 million, or 6%, to Php69,744 million in 2015 from Php66,015 million in 2014, primarily due to higher level of collection of outstanding receivables, lower level of settlement of accounts payable and lower corporate taxes paid, partially offset by lower operating income, settlement of LTIP in 2015, higher pension contribution and higher prepayments.

Our consolidated net cash flows from operations decreased by Php7,748 million, or 11%, to Php66,015 million in 2014 from Php73,763 million in 2013, primarily due to a lower level of collection of receivables, higher pension contribution and higher corporate taxes paid, partially offset by lower settlement of accounts payable and other liabilities, and higher prepayments.

Cash flows from operations of our wireless business decreased by Php2,965 million, or 6%, to Php46,919 million in 2015 from Php49,884 million in 2014 primarily due to lower operating income, settlement of LTIP in 2015, higher pension contribution and higher prepayments, partially offset by lower corporate taxes paid, lower level of settlement of accounts payable and higher level of collection of outstanding receivables. Cash flows from operations of our fixed line business increased by Php4,411 million, or 24%, to Php22,556 million in 2015 from Php18,145 million in 2014, primarily due to higher level of collection of accounts receivable, lower level of settlement of accounts payable and higher operating income, partially offset by the settlement of LTIP in 2015, higher pension contribution and higher level of settlement of other liabilities. Cash flows from operations of our other business amounted to Php740 million in 2015 as against cash flows used in operations of Php1,818 million in 2014 primarily due to higher level of collection of accounts receivables, lower settlement of accounts payable and higher operating income, partly offset by higher level of settlement of accrued expenses and other liabilities.

Cash flows from operations of our fixed line business decreased by Php11,724 million, or 39%, to Php18,145 million in 2014 from Php29,869 million in 2013, primarily due to a lower level of collection of accounts receivable and other receivables, higher pension contribution, higher prepayments and lower operating income, partially offset by lower level of settlement of accounts payable. Cash flows from operations of our wireless business decreased by Php717 million, or 1%, to Php49,884 million in 2014 from Php50,601 million in 2013, primarily due to lower operating income and lower level of collection of outstanding receivables, partially offset by lower level of settlement of accounts payable and other liabilities, and lower pension contribution. Cash flows used in operations of our other business amounted to Php1,818 million in 2014 as against cash flows from operations of Php3,155 million in 2013, primarily due to collection of receivables and lower level of settlement of accounts payable in 2013.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php39,238 million in 2015, a decrease of Php12,448 million, or 24%, from Php51,686 million in 2014, primarily due to the combined effects of the following: (1) lower purchase of available-for-sale financial investments by Php18,786 million; (2) higher dividends received by Php3,689 million; (3) higher interest received by Php357 million; (4) higher capital expenditures by Php8,416 million; (5) net proceeds from redemption of investment in debt securities by Php1,310 million; (6) higher payment for purchase of investment in joint ventures and associates by Php974 million; and (7) higher payment for purchase of short-term investments by Php806 million.

Consolidated net cash flows used in investing activities increased by Php30,641 million, or 146%, to Php51,686 million in 2014 from Php21,045 million in 2013, primarily due to the combined effects of the following: (1) higher purchase of available-for-sale financial investments of Php19,695 million mainly due to our investment in Rocket in 2014 (see related discussion in Other Information); (2) net proceeds from disposal of investments, including sale of Philweb shares, of Php14,370 million in 2013; (3) the increase in capital expenditures by Php5,921 million; (4) higher net proceeds from maturity and redemption of investment in debt securities of Php3,648 million; (5) higher payment for acquisition of shares of minority shareholders and purchase of investment in subsidiaries – net of cash acquired of Php196 million; (6) lower interest received by Php263 million; (7) higher dividends received by Php1,417 million; and (8) a decrease in payment for deposit for future PDRs subscription of Php5,250 million.

Our consolidated capital expenditures, including capitalized interest, in 2015 totaled Php43,175 million, an increase of Php8,416 million, or 24%, as compared with Php34,759 million in 2014, primarily due to Smart Group’s and PLDT’s higher capital spending. Smart Group’s capital spending, which increased by Php7,919 million, or 36%, to Php30,043 million in 2015 from Php22,124 million in 2014, primarily focuses on expanding coverage and reach, as well as service enhancement. PLDT’s capital spending, which increased by Php562 million, or 5%, to Php11,259 million in 2015 from Php10,697 million in 2014, was principally used to finance the facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency in various locations and acquisition of new platforms to complement introduction of new products and services. The balance represented other subsidiaries’ capital spending.

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

Financing Activities

On a consolidated basis, net cash flows used in financing activities amounted to Php11,385 million in 2015, a decrease of Php8,512 million, or 43%, from Php19,897 million in 2014, resulting largely from the combined effects of the following: (1) lower cash dividend payments by Php7,368 million; (2) higher proceeds from availment of long-term debt by Php3,038 million; (3) net additions to capital expenditures under long-term financing by Php395 million; (4) higher net payments of long-term debt by Php1,358 million; (5) higher interest payments by Php671 million; and (6) proceeds from issuance of capital stock of Php166 million in 2014.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2015 amounted to Php44,367 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and refinancing maturing loan obligations. Payments of principal and interest on our total debt amounted to Php17,084 million and Php5,407 million, respectively, for the year ended December 31, 2015.

Proceeds from availment of long-term debt for the year ended December 31, 2014 amounted to Php41,329 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php15,726 million and Php4,736 million, respectively, for the year ended December 31, 2014.

Our consolidated long-term debt increased by Php30,769 million, or 24%, to Php160,892 million as at December 31, 2015 from Php130,123 million as at December 31, 2014 primarily due to drawings from our term loan facilities and the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php47.12 as at December 31, 2015 from Php44.74 as at December 31, 2014, partially offset by debt amortizations and prepayments. As at December 31, 2015, the long-term debt levels of PLDT and Smart increased by 19% and 45% to Php94,124 million and Php61,864 million, respectively, while DMPI’s long-term debt level decreased by 43% to Php4,904 million, as compared with December 31, 2014.

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

For details on our long-term debt, see Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

As at December 31, 2015 and 2014, we are in compliance with all of our debt covenants.

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

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2015 and 2014:

	Date		Amount
Earnings	Approved	Record	Payable		Per share	Total Declared
					(in millions, except per share amount)
2015
Common
Regular Dividend	August 4, 2015	August 27, 2015	September 25, 2015	(1)	65.00	Php	14,044
	February 29, 2016	March 14, 2016	April 1, 2016		57.00		12,315
Preferred
10% Cumulative Convertible Preferred Stock	May 5, 2015	May 19, 2015	May 30, 2015		1.00		—
Series IV Cumulative Non-convertible Redeemable Preferred Stock(2)	Various	Various	Various		—		49
Voting Preferred Stock	Various	Various	Various		—		10

Charged to Retained Earnings							26,418
2014
Common
Regular Dividend	August 5, 2014	August 28, 2014	September 26, 2014		69.00		14,908
	March 3, 2015	March 17, 2015	April 16, 2015		61.00		13,179
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015		26.00		5,618
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various		—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		—
Voting Preferred Stock	Various	Various	Various		—		10

Charged to Retained Earnings						Php	33,764

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.
(2)	Dividends are declared based on total amount paid up.

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

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB+	Stable
	ASEAN regional scale	axA+

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	BBB+	Stable
	National Long-term Rating	AAA(ph1)	Stable

CRISP	Issuer rating	AAA	Stable

On May 25, 2015, S&P affirmed our long-term foreign issuer credit rating at “BBB+”, with a stable outlook. This rating is considered as “investment grade.” On the S&P Asean regional scale, PLDT’s rating affirmed at “axA+.”

On August 18, 2015, Moody’s affirmed PLDT’s foreign currency bond rating and local currency issuer rating at “Baa2”. Both ratings are considered “investment grade.” The outlook in both ratings is stable.

On October 1, 2015, Fitch affirmed PLDT’s long-term foreign currency issuer default rating and senior notes at “BBB” but downgraded PLDT’s long-term local currency issuer default rating to“BBB+” from “A-”. These ratings are considered “investment grade”. Also, our national long-term rating has been affirmed at “AAA(phl)”. The outlook for these ratings is stable. The ratings reflect PLDT’s market leadership position in the Philippine telecommunications industry across the wireless, fixed line and broadband segments.

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale. CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Further, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. In 2015, we were able to pay out dividends of approximately 75% of our core earnings. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, is not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments in 2015 amounted to Php32,532 million as compared with Php39,900 million paid to shareholders in 2014.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2015 and 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2015
Debt(1):	195,603	1,716	78,007	41,890	73,990
Principal	161,568	1,411	61,847	34,355	63,955
Interest	34,035	305	16,160	7,535	10,035
Lease obligations:	17,920	10,161	3,640	2,003	2,116
Operating lease	17,919	10,160	3,640	2,003	2,116
Finance lease	1	1	—	—	—
Unconditional purchase obligations(2)	150	27	47	47	29
Other obligations:	139,148	110,874	23,378	3,012	1,884
Derivative financial liabilities(3):	6,067	10	6,050	7	—
Long-term currency swap	5,670	—	5,670	—	—
Interest rate swap	397	10	380	7	—
Various trade and other obligations:	133,081	110,864	17,328	3,005	1,884
Suppliers and contractors	66,229	46,487	16,788	2,954	—
Utilities and related expenses	38,155	38,155	—	—	—
Liability from redemption of preferred shares	7,906	7,906	—	—	—
Employee benefits	6,262	6,262	—	—	—
Carriers and other customers	3,014	3,014	—	—	—
Customers’ deposits	2,430	—	495	51	1,884
Dividends	1,461	1,461	—	—	—
Others	7,624	7,579	45	—	—

Total contractual obligations	352,821	122,778	105,072	46,952	78,019

December 31, 2014
Debt(1):	157,607	575	71,798	27,100	58,134
Principal	130,634	377	57,918	21,107	51,232
Interest	26,973	198	13,880	5,993	6,902
Lease obligations:	18,190	9,446	4,302	2,132	2,310
Operating lease	18,184	9,446	4,296	2,132	2,310
Finance lease	6	—	6	—	—
Unconditional purchase obligations(2)	211	72	45	45	49
Other obligations:	122,486	98,452	17,073	5,160	1,801
Derivative financial liabilities(3):	2,057	131	1,926	—	—
Long-term currency swap	1,712	—	1,712	—	—
Interest rate swap	345	131	214	—	—
Various trade and other obligations:	120,429	98,321	15,147	5,160	1,801
Suppliers and contractors	55,288	35,857	14,356	5,075	—
Utilities and related expenses	35,049	35,021	6	5	17
Employee benefits	8,234	8,234	—	—	—
Liability from redemption of preferred shares	7,922	7,922	—	—	—
Carriers and other customers	2,799	2,799	—	—	—
Customers’ deposits	2,438	—	574	80	1,784
Dividends	1,070	1,070	—	—	—
Others	7,629	7,418	211	—	—

Total contractual obligations	298,494	108,545	93,218	34,437	62,294

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)

Based on the Amended Air Time Purchase Agreement, or ATPA, with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

(3)	Gross liabilities before any offsetting application.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2015 and 2014, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php46 million and Php32 million as at December 31, 2015 and 2014, respectively. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2015 and 2014 was 1.4% and 4.1%, respectively. Moving forward, we currently expect inflation to remain low, which may have an impact on our operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks – Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on our business.

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Board is principally responsible for PLDT’s overall direction and governance. PLDT’s Articles of Incorporation provide for 13 members of the Board, who shall be elected by the stockholders. At present, three of PLDT’s 13 directors are independent directors. The Board holds office for a one year period and until their successors are elected, and are qualified in accordance with the By-Laws.

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at January 31, 2016 are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	69	November 24, 1998 to present
Napoleon L. Nazareno	66	November 24, 1998 to present
Tony Tan Caktiong	63	July 8, 2008 to present
Helen Y. Dee	71	June 18, 1986 to present
Ray C. Espinosa	59	November 24, 1998 to present
James L. Go	76	November 3, 2011 to present
Bernido H. Liu(1)	53	September 28, 2015 to present
Tadashi Miyashita	54	July 7, 2015 to present
Hideaki Ozaki	50	December 6, 2011 to present
Ret. Chief Justice Artemio V. Panganiban(1)	79	April 23, 2013 to present
Pedro E. Roxas(1)	59	March 1, 2001 to present
Juan B. Santos	77	January 25, 2011 to present
Ma. Lourdes C. Rausa-Chan	62	March 29, 2011 to present

(1)	Independent Director.

The name, age, position and period of service of the executive officers of PLDT as at January 31, 2016 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Executive Officers:
Manuel V. Pangilinan	69	Chairman of the Board	February 19, 2004 to present
		President and CEO	December 31, 2015 to present
Ernesto R. Alberto	54	Executive Vice President	January 1, 2012 to present
		Enterprise, International and Carrier Business Head	September 16, 2011 to present
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
Isaias P. Fermin	47	Executive Vice President	January 1, 2012 to present
		Consumer Business Head	May 18, 2015 to present
		HOME Business Head	January 1, 2012 to May 17, 2015
Ray C. Espinosa	59	Regulatory Affairs and Policies Head	March 4, 2008 to present
Ma. Lourdes C. Rausa-Chan	62	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to present
		Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	55	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to May 17, 2015
		Chief Financial Officer of Smart	December 1, 2005 to May 17, 2015
		Chief Financial Officer of PLDT	May 18, 2015 to present
Rene G. Bañez(1)	60	Senior Vice President	January 25, 2005 to present
		Supply Chain, Asset Protection and Management Head	January 1, 2008 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008
Jun R. Florencio	59	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.	52	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business Transformation Office Head	August 1, 2010 to present
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
Alejandro O. Caeg	55	Senior Vice President	January 1, 2012 to present
		International and Carrier Business Head	March 1, 2009 to present
June Cheryl A. Cabal-Revilla	42	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Chief Financial Officer of Smart and DMPI	May 18, 2015 to present
Leo I. Posadas	49	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present

(1)	Retired effective February 16, 2016.

The following is a brief description of the business experiences of each of our directors and executive officers for at least the past five years:

Mr. Manuel V. Pangilinan, 69 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. Effective January 1, 2016, he concurrently holds the position of President and Chief Executive Officer of PLDT and Smart Communications, Inc. (“Smart”). He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT. He also serves as Chairman of Metro Pacific Investments Corporation (“MPIC”), Manila Electric Company (“Meralco”) and Philex Mining Corporation, all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, Beacon Electric Assets Holdings Inc. (“Beacon”), Manila North Tollways Corporation, Maynilad Water Services Corporation (“Maynilad”), Landco Pacific Corporation, Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated. He is also the Chairman of the PLDT-Smart Foundation, Inc.

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

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and the Hong Kong Bayanihan Trust, a non-stock, non-profit foundation which provides vocational, social and cultural activities for Hongkong’s foreign domestic helpers. He is a Co-Chairman of the Philippine Disaster Resiliency Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

Mr. Pangilinan has received numerous prestigious awards including the Business Icon Gold Award for having greatly contributed to the Philippine economy through achievements in business and society by Biz News Asia magazine (2008), Global Filipino Executive of the Year for 2010 by Asia CEO Awards, and Philippines Best CEO for 2012 by Finance Asia.

Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance & Commerce at the University of Pennsylvania, where he was a Procter & Gamble Fellow. He was conferred a Doctor of Humanities Degree (Honoris Causa) by the San Beda College (2002), Xavier University (2007), Holy Angel University (2009) and Far Eastern University (2010).

Mr. Napoleon L. Nazareno, 66 years old, has been a director of PLDT since November 24, 1998 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He served as President and Chief Executive Officer of PLDT and Smart until December 31, 2015. He also served as Chairman of several subsidiaries of PLDT and Smart including PLDT Communications and Energy Ventures, Inc. (“PCEV”), Smart Broadband, Inc., Smart e-Money, Inc., Connectivity Unlimited Resources Enterprises, Inc. I-CONTACTS Corporation, ePLDT, Inc. (“ePLDT”), Mabuhay Investments Corporation (“Mabuhay Investments”), ACeS Philippines Cellular Corporation (“ACeS Philippines”), Digital Telecommunications Phils, Inc. (“Digitel”) Digitel Mobile Phils, Inc. (“Digitel Mobile”), PLDT Global Investments Holdings, Inc. and PLDT Global Corporation (“PLDT Global”). His other directorships include Meralco, a PSE-listed company, Meralco Powergen Corporation and Rufino Pacific Tower Condominium Corporation. He is a non-executive director of First Pacific, a Hongkong Stock Exchange-listed company, and a Supervisory Board Member of Rocket Internet AG, a company which provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.

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

Mr. Nazareno is also the Chairman of the Board of Trustees and Governors of Asian Institute of Management, the President and Trustee of First Pacific Leadership Academy, a trustee of IdeaSpace Foundation, Inc. and Philippine Disaster Resiliency Foundation, Inc., a director of Operation Smile and a member of Analitika. He was a board member of the GSM Association Worldwide from November 2004 to November 2012 and Wholesale Applications Community from July 2010 to 2012. He was appointed to the Private Sector Advisory Board of the Commission on Information and Communications Technology under the Office of the President of the Philippines in February 2006. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney, was awarded the Telecom CEO of the Year at the 15th Telecoms Asia Awards, an influential Asian telecommunications industry magazine in Bangkok, and was cited as “Best Telecom CEO in Asia 2013” by the All-Asia Executive Team Survey conducted by the New York-based Institutional Investor.

Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management, completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France, and was conferred a Doctor of Technology Degree (Honoris Causa) by the University of San Carlos.

Mr. Tony Tan Caktiong, 63 years old, has been a director of PLDT since July 8, 2008. He is the Chairman of Jollibee Foods Corporation, a PSE-listed company and a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is Co-Chairman of DoubleDragon Properties Corporation and an independent director of First Gen Corporation, both PSE-listed companies. He is also a member of the Board of Trustees of Jollibee Group Foundation, Temasek Foundation and St. Luke’s Medical Center. Mr. Tan Caktiong obtained his Bachelor of Science Degree in Chemical Engineering from the University of Santo Tomas and honed his business skills by attending various courses and seminars in several educational institutions including, among others, the Asian Institute of Management, Stanford University (Singapore) and Harvard University.

Ms. Helen Y. Dee, 71 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson or a director of EEI Corporation, House of Investments, National Reinsurance Corporation of the Philippines, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation and Seafront Resources Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses. She is also the President and/or Chief Executive Officer of Hydee Management and Resource Corp., Moira Management, Inc., Tameena Resources, Inc., YGC Corporate Services, Inc., Financial Brokers Insurance Agency, Inc., GPL Holdings, Inc. and Mijo Holdings, Inc., the Vice President of A.T. Yuchengco, Inc., and the Treasurer of Business Harmony Realty, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 59 years old, has been a director of PLDT since November 24, 1998, and is member of the Technology Strategy Committee of the Board of Directors of PLDT. He is the Head of Regulatory Affairs and Policies of PLDT since March 2008, and General Counsel of Meralco since 2009. In June 2013, he joined First Pacific and was appointed as First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines. Atty. Espinosa is also a director of Meralco, Metro Pacific Investments Corporation and Roxas Holdings, Inc., and an independent director and Chairman of the Audit Committee of Lepanto Consolidated Mining Company, which are PSE-listed companies. He is the Chairman of PhilStar Group of Companies, Business World Publication Corporation, a director and Corporate Secretary of Philippine Telecommunications Investment Corporation, a director of Metro Pacific Resources, Inc. and BTF Holdings, Inc. and a trustee of the Beneficial Trust Fund of PLDT and PLDT-Smart Foundation, Inc.

Atty. Espinosa served as President & CEO of MediaQuest, TV5 and Cignal TV until May 2013 and, prior thereto, was the President & CEO of ePLDT and its subsidiaries until April 2010.

Atty. Espinosa has a Master of Laws degree from the University of Michigan Law School and is a member of the Integrated Bar of the Philippines. He was a partner at Sycip Salazar Hernandez & Gatmaitan from 1982 to 2000, and a foreign associate at Covington and Burling (Washington, D. C., USA) from 1987 to 1988.

Mr. James L. Go, 76 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. and Oriental Petroleum and Minerals Corporation, the Chairman of Universal Robina Corporation and Robinsons Land Corporation, the Vice Chairman and Deputy Chief Executive Officer of Robinsons Retail Holdings, Inc., which are PSE-listed companies. He is also the Chairman of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of Cebu Air, Inc., CFC Corporation, United Industrial Corporation, Marina Center Holdings Private Limited and Hotel Marina City Private Limited. He is also the President and a Trustee of the Gokongwei Brothers Foundation. He was the Vice Chairman and President and Chief Executive Officer of Digitel until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Bernido H. Liu, 53 years old, has been an independent director of the Company and an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT since September 28, 2015. He is the Chairman, President and the Chief Executive Officer of Golden ABC, Inc. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a fast-growing dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman and President of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies from different industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, where he is a director, and Red Logo Lifestyle Inc. He is also a director of Greentree Food Solutions, Inc., GABC International Pte Limited, Children’s Hour Philippines and Mga Likha ni Inay, Inc., a trustee of Philippine Retailers Association, and a member of the Visayas Advisory Council of Habitat for Humanity Philippines.

Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, Cebu, and completed the Executive Education Owner/President Program of the Harvard Business School. Over the years, Mr. Liu has been recognized by different award-giving bodies. His awards include, among others, the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, and Grand Bossing from PLDT SME Nation.

Mr. Tadashi Miyashita, 54 years old, has been a director of PLDT since July 7, 2015. He is a member of the Governance and Nomination, Executive Compensation, Risk and Technology Strategy Committees, and Advisor of the Audit Committee of the Board of Directors of PLDT. From 2012 to 2014, he served as Director of Technology Group, Voice and Video Services Division, and from 2010 to 2012, as Director of Service Network Department, Network Business Division of NTT Communications Corporation. Prior to that, he was the President & CEO of NTT Taiwan Co. Ltd from 2008 to 2010 and Director of Product Management Group, Global Business Division of NTT Communications Corporation from 2005 to 2008. Mr. Miyashita obtained his Bachelor of Engineering Degree and Master of Engineering Degree from Tokyo Institute of Technology.

Mr. Hideaki Ozaki, 50 years old, has been a director of PLDT since December 6, 2011. He is the Vice President of Corporate Planning and Carrier Relations, Global Business of NTT Communications Corporation (“NTT Com”), a company which provides telecommunication and ICT services such as Global Network, Data Centre, Cloud Services inside and outside of Japan. He served as part-time Director of NTT Communications Philippines from July 2009 to February 2012. Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Com since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

Hon. Artemio V. Panganiban, 79 years old, has been an independent director of PLDT since April 23, 2013 and is an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, Bank of the Philippine Islands, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies. He also holds directorships in Metro Pacific Tollways Corporation, Tollways Management Corporation and Team Energy Corporation. He is the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, a trustee of Claudio Teehankee Foundation, Tan Yan Kee Foundation, Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., President of the Manila Metropolitan Cathedral-Basilica Foundation, Chairman of the Board of Advisers of Metrobank Foundation, Inc., and University of Asia and the Pacific College of Law, member of the Board of Advisers of De La Salle University College of Law and Johann Strauss Society, member of the Advisory Board of World Bank (Philippines), senior adviser of the Metropolitan Bank and Trust Company and V. Mapa Falcon Honor Society, adviser of Double Dragon Properties Corp., member of the Philippine National Committee of the Asean Law Association, and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy.

He has received numerous awards in recognition of his role as jurist, practising lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including as “The Renaissance Jurist of the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court. Hon. Panganiban obtained his Bachelor of Laws Degree (Cum Laude) from the Far Eastern University in 1960, and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Mr. Pedro E. Roxas, 59 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit and Risk Committees and serves as an independent member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Roxas Holdings, Inc., Chairman and President/CEO of Roxas and Company, Inc., and an independent director of Meralco and BDO Private Bank, which are reporting or PSE-listed companies. He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc. and Hawaiian-Philippine Co., and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President). Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Juan B. Santos, 77 years old, has been a director of PLDT since January 25, 2011. He is the Chairman of Social Security Commission/Social Security System, and a member of the Board of Directors of Alaska Milk Corporation, First Philippine Holdings Corporation and Philex Mining Corporation, which are PSE-listed companies. He is also a member of the Board of Directors of Philippine Investment Management (PHINMA), Inc., Sun Life Grepa Financial, Inc., a member of the Board of Advisors of Coca-Cola FEMSA Philippines, East-West Seeds Company, Inc., Mitsubishi Motors Corporation, Chairman of the Board of Trustees of Dualtech Training Center Foundation, Inc., a trustee of St. Luke’s Medical Center, and a consultant of the Marsman-Drysdale Group of Companies.

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

Atty. Ma. Lourdes C. Rausa-Chan, 62 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She is a director of ePLDT, PLDT Global Investments Holdings, Inc. (“PLDT Global Investments”) and PLDT Communications and Energy Ventures, Inc. (“PCEV”) and also serves as Corporate Secretary of several subsidiaries of PLDT, PLDT-Smart Foundation Inc. and Philippine Disaster Resilience Foundation, Inc. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Ernesto R. Alberto, 54 years old, has been the Enterprise, International and Carrier Business Head since September 2011. Prior to that, he was the Customer Sales and Marketing Group Head since February 2008. He leads all revenue generation relationship initiatives of the Enterprise and International and Carrier Business, including product/market development, product management, marketing, sales and distribution, and customer relationship management. Concurrently, he is the President and CEO of ePLDT and the Chairman or a member of the Board of Directors of several subsidiaries of PLDT and ePLDT. Mr. Alberto has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia and the Pacific.

Mr. Isaias P. Fermin, 47 years old, was appointed as Head of Consumer (Home and Wireless) Business of the PLDT Group on May 18, 2015. Prior to that, he was the Head of Home Business of PLDT from January 2012. He is responsible for delivering revenue and profit growth for the Consumer Business through a much defined brand positioning that consistently engages the consumer in all touch points, a balanced product portfolio that propels both subscriber and ARPU growth and introduction of a new line of products and services that significantly improves the consumer use experience. Concurrently, he is the Chairman or a member of the Board of Directors of several subsidiaries of Smart and ePLDT. Mr. Fermin has over 20 years of experience covering general management, consumer marketing, wholesale and retail sales, and retail store management gained from leading fast moving consumer group companies locally and globally. Prior to joining the PLDT Group, he was the President of Greenwich Food Corporation and Chowking Food Corporation of the Jollibee Foods Corporation from 2008 to 2011. He also served as Country Director of Nike Philippines from 2006 – 2008 and handled various posts in Unilever- Bestfoods from 1998 to 2005 as senior executive for sales, marketing, media and innovation process management. Mr. Fermin obtained his Bachelor of Science Degree in Chemical Engineering from the University of the Philippines.

Ms. Anabelle L. Chua, 55 years old, was appointed as Chief Financial Officer of the PLDT Group effective May 18, 2015 and concurrently holds the position of Corporate Finance and Treasury Head of PLDT. She was the Chief Financial Officer of Smart from 2006 and Digitel Mobile from 2013 until May 2015. She holds directorships in several subsidiaries of PLDT, Smart and Digitel. She is also a member of the Board of Directors of Philippine Stock Exchange and Securities Clearing Corporation of the Philippines and the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund, and a member of the Finance and Audit Committees of the Board of Directors of Meralco. Ms. Chua has over 20 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. Ms. Chua graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Rene G. Bañez, 60 years old, Supply Chain, Asset Protection and Management Group Head, was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Support Services and Tax Management Group Head of PLDT from January 1999 to January 2001. Mr. Bañez retired from PLDT as the Head of Supply Chain, Asset Protection and Management effective February 16, 2016. He was a director of FEP Printing Corp., Meralco Industrial Engineering Services Corp., PLDT ClarkTel, PLDT SubicTel, PLDT Maratel and PLDT Philcom until his retirement from PLDT. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for three years until December 1998. He obtained his Bachelor of Laws Degree from the Ateneo de Manila University.

Mr. Jun R. Florencio, 59 years old, Internal Audit and Fraud Risk Management Head, handles the overall coordination of the internal audit function of the PLDT Group and is in-charge of the fraud risk management function of the PLDT Fixed Line business. He has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management, and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999 as Head of Financial Management Sector. He held various positions in the finance organization of another telecommunications company prior to joining Smart. Mr. Florencio obtained his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.

Mr. Menardo G. Jimenez, Jr., 52 years old, Human Resources Group Head, and concurrently Fixed Line Business Transformation Office Head, was Revenue Team Head of the Business Transformation Office from January 2008 to July 2010, the Retail Business Head of PLDT from June 2004 to December 31, 2007 and, prior to that, the Corporate Communications and Public Affairs Head. He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez obtained his AB Economics Degree from the University of the Philippines.

Mr. Alejandro O. Caeg, 55 years old, is the President and CEO of PLDT Global Corporation and concurrently the Head of PLDT, Smart, Digitel and Sun International & Carrier Business. He is Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and Conexus Chairman until 2014. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008. He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998). He also served as President and Chief Executive Officer of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Ms. June Cheryl A. Cabal-Revilla, 42 years old, Controller and Financial Reporting and Controllership Head, is concurrently the Chief Financial Officer of Smart and DMPI effective May 18, 2015. She is also a director and/or the Chief Financial Officer/Treasurer of several subsidiaries of PLDT, the Treasurer of PLDT-Smart Foundation and the Philippine Disaster Resiliency Foundation, Comptroller of First Pacific Leadership Academy Foundation and the President of Tahanan Mutual Building and Loan Association. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of SGV & Co. Ms. Cabal-Revilla obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management.

Mr. Leo I. Posadas, 49 years old, was appointed as Treasurer of PLDT effective May 18, 2015, and concurrently holds the position of Treasury Head. He has been in PLDT’s service since September 2000. He handles the treasury management and treasury operations of the Company. He is a director and Vice President for Treasury of Mabuhay Investments, Treasurer and Head of Treasury of Smart, Treasurer of ePLDT and also the Treasurer of some subsidiaries of PLDT. Prior to joining PLDT, he served as Treasury Manager of Total Petroleum Philippines. He also served as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas obtained his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions from the De La Salle University.

Below is a list of directorships in other private and public companies of the director named below. All directorships of our other director are included in their respective biographies in the preceding pages.

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

iPeople, Inc. (Regular Director)

Isuzu Philippines, Inc. (Regular Director)

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luisita Industrial Park Corporation (Regular Director)

Maibarara Geothermal, Inc. (Regular Director/Chairman)

Malayan Insurance Company (Regular Director/Chairman)

Malayan High School of Science, Inc. (Regular Director/Chairman)

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

Petro Green Energy Corporation (Regular Director/Chairman)

Petrowind Energy, Inc. (Regular Director/Chairman)

Philippine Integrated Advertising Agency, Inc. (Regular Director)

RCBC Forex Brokers Corp. (Regular Director)

RCBC Leasing & Finance Corp. (Regular Director/Chairman)

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2015 amounted to approximately Php770 million.

The following table below sets forth the aggregate amount of compensation paid in 2015 and 2014 and estimated amount of compensation expected to be paid in 2016 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Anabelle L. Chua, Ernesto R. Alberto, Isaias P. Fermin and Ma. Lourdes C. Rausa-Chan; and (2) all other executive officers, other officers and directors, as a group.

	2016		2015		2014
	Estimate		Actual
	(in millions)

President and CEO and four most highly compensated executive officers:
Salary(1)	Php	122	Php	123	Php	114
Bonus(2)		29		32		51
Other compensation(3)		44		256		66

		195		411		231

All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)		251		275		257
Bonus(2)		65		69		65
Other compensation(3)		146		657		237

	Php	462	Php	1,001	Php	559

(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(3)

Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both the individual and group team performance and is tied to the achievement of corporate/unit/customer satisfaction objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. The 2015 other compensation includes LTIP payments during the year. See Note 26 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2015 and 2014 were approximately Php55 million and Php45 million, respectively. The total amount of per diems estimated to be paid in 2016 is approximately Php57 million.

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

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards in the 2012 to 2014 LTIP are contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three-year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014 and 2013 amounted to Php168 million and Php1,638 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php33 million and Php3,297 million as at December 31, 2015 and 2014, respectively. The LTIP liability amounting to Php3,264 million as at December 31, 2014 was already paid as at December 31, 2015.

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

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at January 31, 2016 by our continuing directors and executive officers. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock		Percentage of Class

Manuel V. Pangilinan	246,450		0.114068
Napoleon L. Nazareno	20,299	(1)	0.009395
Tony Tan Caktiong	1		—
Helen Y. Dee	23,135	(2)	0.010708
Ray C. Espinosa	15,743	(1)	0.007287
James L. Go	75,914	(1)	0.035136
Bernido H. Liu	1		—
Tadashi Miyashita	1		—
Artemio V. Panganiban	1,771	(1)	0.000820
Hideaki Ozaki	1		—
Pedro E. Roxas	231	(3)	0.000107
Juan B. Santos	2		0.000001
Ma. Lourdes C. Rausa-Chan	199	(1)	0.000092
Ernesto R. Alberto	—		—
Rene G. Bañez	1		—
Anabelle L. Chua	12,028	(1)	0.005567
Jun R. Florencio	515	(1)	0.000238
Menardo G. Jimenez, Jr.	22		0.000010
Isaias P. Fermin	—		—
Alejandro O. Caeg	200	(1)	0.000093
June Cheryl A. Cabal-Revilla	—		—
Leo I. Posadas	10		0.000005

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(2)

Includes 835 shares thru PCD Nominee Corporation for the account of Michelle Y. Dee-Santos and 21,957 shares owned by Hydee Management Corporation. As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(3)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at January 31, 2016, was 396,524, or approximately 0.183529% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors – Independent Directors

At least three of our directors, namely, Artemio V. Panganiban, Pedro E. Roxas and Bernido H. Liu, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. The independence standards/criteria are provided in our By-Laws and PLDT’s Manual on Corporate Governance, or PLDT’s CG Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees

Our Board of Directors is authorized under the By-Laws to create committees, as it may deem necessary. We currently have five Board committees, namely, the Audit, Governance and Nomination, Executive Compensation, Technology Strategy, and Risk Committees, the purpose of which is to assist our Board of Directors. Each of these committees has a Board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the Board of Directors.

Audit Committee

Our Audit Committee is composed of three members, all of whom are independent directors. As at March 17, 2016, the Audit Committee members are retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu. Mr. Tadashi Miyashita and Mr. James L. Go, non-independent members of our Board of Directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors, serve as advisors to the Audit Committee. All of the members of our Audit Committee are financially literate and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

As provided for in the Audit Committee charter, the purpose of the Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibility for: (i) PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the integrity of PLDT’s financial statements and the independent audit thereof; (ii) PLDT’s compliance with legal and regulatory requirements; and (iii) the performance of the internal audit organization and the external auditors.

To carry its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditors, the Audit Committee has the following duties and powers:

•	review and evaluate the qualifications, performance and independence of the external auditors and its lead audit partner;

•	select and appoint the external auditors and to remove or replace the external auditor;

•

review and approve in consultation with the head of the internal audit organization and the head of the finance organization all audit and non-audit services to be performed by the external auditors and the fees to be paid to the external auditor for such services, and ensure disclosure of any allowed non-audit services in PLDT’s annual report;

•

periodically review fees for non-audit services paid to the external auditor and disallow non-audit services that will conflict with the external auditor’s duties to PLDT or pose a threat to the external auditor’s independence;

•

ensure that the external auditor prepares and delivers annually a statement as to its independence, discuss with the external auditor any relationships or services disclosed in such statement that may impact the objectivity, independence or quality of services of said external auditor and take appropriate action in response to such statement to satisfy itself of the external auditor’s independence;

•

review the external auditor’s internal quality-control procedures based on the external auditor’s statement submitted at least annually, any material issues raised by recent internal quality-control review or peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, regarding one or more independent audits carried out by the external auditor and steps taken to deal with any such issues;

•

ensure that the external auditor or its lead audit partner having the primary responsibility for the audit of PLDT’s financial accounts is rotated at least once every five years or such shorter or longer period provided under applicable laws and regulations;

•	advise the external auditor that it is expected to provide the Audit Committee a timely analysis of significant/critical financial reporting issues and practices;

•

obtain assurance from the external auditors that the audit was conducted in a manner consistent with certain procedures to be followed in any audit of financial statements required under applicable rules; and

•	resolve disagreements between management and the external auditor regarding financial reporting.

The Audit Committee has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for board approval.

Governance and Nomination Committee

Our governance and nomination committee, or GNC, is composed of five voting members, all of whom are regular members of our Board of Directors and two non-voting members. Three of the voting members are independent directors namely, retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu. Two are non-independent directors namely, Mr. Tadashi Miyashita and Mr. Manuel V. Pangilinan who is the chairman of this committee. Mr. Menardo G. Jimenez, Jr. and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.

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

Executive Compensation Committee

Our ECC is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors, namely, Mr. Tadashi Miyashita and Mr. Manuel V. Pangilinan, who is chairman of this committee. Mr. Menardo G. Jimenez, Jr. is the non-voting member.

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

Technology Strategy Committee

Our technology strategy committee, or TSC, is composed of five voting members and two non-voting members. The five voting members are non-independent directors Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Tadashi Miyashita, and the two non-voting members are Mr. Oscar S. Reyes and Mr. Orlando B. Vea who are members of our Advisory Board/Committee.

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

Risk Committee

Our risk committee, or RC, was created by the Board of Directors on June 9, 2015. The RC is composed of five voting members, all of whom are regular members of our Board of Directors. Three of the voting members are independent directors namely, retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Mr. Pedro E. Roxas who is the chairman of this committee. Two are non-independent directors namely, Mr. Tadashi Miyashita and Mr. James L. Go.

The primary purpose of the Committee is to assist the Board in fulfilling its governance functions relating to risk management, which include the functions to:

1.	Oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing key risk areas;

2.	Review management’s reports on the Company’s major risk exposures; and

3.	Review management’s plans and actions to minimize, control or manage the impact of such risks.

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

The Supplemental Complaint dated April 16, 2012 is for the alleged commission of: (a) violation of Section 3(e) of R. A. No. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); and (b) estafa through falsification of public documents in relation to Article 171 and Article 172 of the Revised Penal Code. The case relates to the alleged illegal and fraudulent acquisition by Mannequin International Corporation of several tax credit certificates, or TCCs from the One Stop Shop Inter Agency Tax Credit and Duty Drawback Center purportedly through the use of fake and spurious documents and the subsequent transfer of said TCC’s to several transferee corporations, including Steniel Cavite Packaging Corporation.

Mr. Nazareno and Atty. Rausa-Chan have informed the Company that they each had no participation or involvement in the alleged anomalous acquisition and transfer of the subject TCCs and had accordingly filed their counter-affidavits on March 1, 2013 and March 5, 2013, respectively, seeking the dismissal of the supplemental complaint. The case has been dismissed under OMB resolution dated October 10, 2014, a copy of which we received on June 23, 2015.

Employees and Labor Relations

As at December 31, 2015, we had 17,176 employees within the PLDT Group, with 7,505 and 9,671 employees in our wireless and fixed line businesses, respectively. PLDT had 6,705 employees as at December 31, 2015, of which 17% were rank-and-file employees, 76% were management/supervisory staff and 7% were executives. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 3,136 employees, or 15%, as at December 31, 2015 mainly due to the implementation of the MRP.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2015	2014	2013

PLDT Group	17,176	17,496	17,899
Wireless	7,505	7,786	7,745
Fixed Line	9,671	9,710	10,154
LEC	7,039	7,405	7,350
Others	2,632	2,305	2,804
PLDT Only	6,705	7,041	6,882

The decrease in the number of employees within the PLDT Group was primarily due to the sale of iPlus in 2014 and the implementation of the MRP by Smart and DMPI in 2013.

PLDT has three employee unions, representing in the aggregate 5,484, or 32% of the employees of the PLDT Group. PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

Pension and Retirement Benefits

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries.

See Note 2 – Summary of Significant Accounting Policies – Retirement Benefits and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stocks (common and voting preferred stocks) as at January 31, 2016, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stocks, or, collectively, PLDT’s Major Shareholders. All shares of PLDT’s voting stocks have one vote per share. PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stocks.

Shareholder	Common Shares		Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642	(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263		12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676		10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642	(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487		5.8	—	—	3.5
b. NTT DOCOMO, Inc.	31,330,155	(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	17,305,624	(4)	8.0	—	—	4.7
4. Deutsche Bank AG Manila Branch – Clients A/C	16,028,684	(5)	7.4	—	—	4.4
5. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	21,019,134	(5)	9.7	—	—	5.7
6. BTF Holdings, Inc.(6)	—		—	150,000,000	100	41.0

(1)

Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 American Depositary Receipts, or ADRs, held by a non-Philippine wholly-owned subsidiary of First Pacific.

(2)

Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, Inc., a Japanese corporation which is a majority-owned and publicly traded subsidiary of NTT, (b) 8,533,253 ADRs held by NTT DOCOMO, Inc. and (c) 12,633,487 shares of common stock held by NTT Communications, a Japanese corporation which is a wholly-owned subsidiary of NTT.

(3)	Includes 8,533,253 ADRs held by NTT DOCOMO.
(4)

Includes (a) 17,208,753 shares of common stock beneficially owned by JG Summit Holdings, Inc., (b) 86,723 shares of common stock beneficially owned by Express Holdings, Inc., and (c) 10,148 shares of common stock beneficially owned by Ms. Elizabeth Yu Gokongwei.

(5)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at January 31, 2016.
(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co. or PLDT Beneficial Trust Fund.

As at January 31, 2016, approximately 69.86% of the outstanding voting stocks and 83.44% of the outstanding capital stock of PLDT were owned by Philippine persons.

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

Specifically, PLDT may not take any of the following actions described without the approval of NTT DOCOMO and NTT Communications, acting in coordination with each other (however, NTT DOCOMO and NTT Communications may not withhold their consent to such actions in circumstances where PLDT proposes to invest in a business that competes with Nippon Telegraph and Telephone Corporation and its subsidiaries and where the board of directors of PLDT has among other things, approved the transaction):

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

PLDT also may not issue common stock or stock that is convertible into common stock except where NTT Communications and NTT DOCOMO have first been offered the opportunity to purchase their pro rata portion of PLDT’s shares of common stock.

PLDT is also aware that each of NTT Communications and NTT DOCOMO has agreed (pursuant to the Shareholders Agreement in the case of NTT Communications and pursuant to the Cooperation Agreement in the case of NTT DOCOMO) to use its best efforts to procure that PLDT not take the following actions without the consent of First Pacific and certain of its affiliates, as well as other parties bound by the provisions of the Shareholders Agreement:

•	new business activities other than those we currently engage in;

•	merger or consolidation;

•	winding up or liquidation of PLDT; and

•	applying to a court to order a meeting of creditors or to sanction any compromise or arrangement between creditors and shareholders of PLDT.

As PLDT is not a party to the Shareholders Agreement, these contractual rights held by NTT Communications, NTT DOCOMO, First Pacific and certain of First Pacific’s affiliates are not directly enforceable against PLDT.

Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement. See Note 25 – Related Party Transactions – Transactions with Major Stockholders, Directors and Officers – Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Except for the transactions discussed in Note 19 – Prepayments and Note 25 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18 – Financial Statements.”

Legal Proceedings

Except as disclosed below and in Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

Foreign Ownership Requirements

Although we currently believe we are in compliance with the foreign ownership restrictions under the Philippine Constitution, if the Philippine SEC or the other relevant authorities in the Philippines determine otherwise, for example, in connection with the petition filed by Jose M. Roy III, we could be subject to penalties. Exceeding the foreign ownership restrictions imposed under the Philippine Constitution may subject the Company to (1) sanctions set out in Section 14 of the Philippine Foreign Investments Act of 1991, as amended, comprising a fine not exceeding (a) the lower of (x) 0.5% of the total paid in capital of the Company and (y) Php5 million, in the case of a corporate entity, (b) Php200,000, in the case of the president of the Company or other responsible officers, and (c) Php100,000, in the case of other natural persons, which we refer to collectively as the Monetary Sanctions, and/or (2) the Philippine government commencing a quo warranto case in the name of the Republic of the Philippines against the Company to revoke the Company’s franchise that permits the Company to engage in telecommunications activities.

While the law is still unsettled on this issue, PLDT has been advised by its Philippine counsel that once a sufficient number of PLDT’s shares are issued or transferred to or are otherwise acquired by qualified Philippine nationals so as to result in PLDT’s foreign ownership percentage being in compliance with the foreign ownership restriction threshold, such a quo warranto case would not have merit, and if already initiated, would be subject to dismissal prior to the time that a judgment becomes final and executory. If an adverse decision becomes final and executory without the necessary transfer of shares having been made, PLDT would have to secure a new franchise from the Philippine Congress (after the foreign ownership violation has been cured) if it still desires to engage in the telecommunications industry. In the case of a violation of the foreign ownership restrictions, the monetary sanctions described above would continue to apply notwithstanding any curative issuance or transfer of shares to Philippine nationals. See Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Taxation

Local Business and Franchise Taxes

Smart and DMPI currently face various local business and franchise tax assessments by different local government units.

In some of these cases, Smart and DMPI are contesting these tax assessments due to tax exemptions or questions on how the tax assessments were computed.

PLDT has no contested local government unit assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2015. However, PLDT is contesting the imposition of business tax in addition to franchise tax on the same gross receipts received or collected.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

See Note 27 – Provisions and Contingencies – Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2015.

Item 9.	The Offer and Listing

Common Capital Stock and ADSs

The shares of common stock of PLDT are listed and traded on the PSE. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the depositary, issued ADRs evidencing ADSs with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR facility. The ADSs are listed on the NYSE and are traded on the NYSE under the symbol of “PHI”.

The public ownership level of PLDT common shares listed on the PSE as at January 31, 2016 is 53.89%.

As at January 31, 2016, 10,327 stockholders were Philippine persons and held approximately 48.94% of PLDT’s common capital stock. In addition, as at January 31, 2016, there were a total of approximately 40 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 285 holders.

For the period from January 1 to 31, 2016, a total of 2.7 million shares of PLDT’s common capital stock were traded on the PSE. During the same period, the volume of trading was 1.6 million ADSs on the NYSE.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange				New York Stock Exchange
	High		Low		High		Low

2016
First Quarter	Php	2,360.00	Php	1,675.00	Php	50.48	Php	35.52
January		2,220.00		1,886.00		47.07		38.72
February		2,360.00		1,830.00		50.48		38.23
March (March 1 to 16, 2016)		1,985.00		1,675.00		40.70		35.52

2015
First Quarter		3,214.00		2,780.00		72.93		60.95
Second Quarter		2,984.00		2,748.00		66.48		61.21
Third Quarter		2,950.00		2,168.00		68.00		45.46
Fourth Quarter		2,430.00		1,959.00		50.86		39.70
October		2,430.00		2,124.00		50.86		44.91
November		2,268.00		1,959.00		47.65		39.70
December		2,190.00		1,970.00		45.85		41.10

2014
First Quarter		2,826.00		2,604.00		63.63		56.88
Second Quarter		3,000.00		2,716.00		68.08		60.54
Third Quarter		3,486.00		2,950.00		79.04		66.85
Fourth Quarter		3,292.00		2,748.00		72.40		61.18

2013		3,290.00		2,530.00		78.63		58.63
2012		2,940.00		2,290.00		69.44		52.34
2011		2,598.00		1,990.00		58.95		46.08

Item 10.	Additional Information

Share Capital

Not applicable.

Amended Articles of Incorporation

See Note 20 – Equity – Decrease in Authorized Capital Stock to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of additional amendments to the Articles of Incorporation. A copy of the Articles of Incorporation, as amended, is furnished under Item 19. “Exhibits”.

By-Laws

On December 2, 2014, PLDT amended its By-Laws to revise the description of its registered address. A copy of the By-Laws, as amended, is hereby furnished under Item 19. “Exhibits”.

Issuance and Redemption of Preferred Stock

All outstanding shares of PLDT 10% Cumulative Convertible Preferred Stock Series A to Series FF, Series GG and Series HH, which were issued in 2007 and 2008, were redeemed and retired effective on January 19, 2012, August 30, 2012, May 16, 2013 and May 16, 2014, respectively.

On January 26, 2016, the Board authorized and approved effective May 11, 2016, the redemption of shares of the Company’s Series II 10% Cumulative Convertible Preferred Stock (also known as the Subscriber Investment Plan, or SIP, Shares), which were issued in 2010. The record date for the determination of the holders of outstanding SIP Shares available for redemption is February 10, 2016. The Board also approved the creation of 20,000 shares of Non-Voting Preferred Stock constituting Series KK 10% Cumulative Convertible Preferred Stock of the Company, for issuance in the implementation of the SIP from January 1, 2016 through December 31, 2020.

Material Contracts

Other than the contracts described below and in Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that is not in the ordinary course of business within the two years preceding the date of this annual report.

•

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. A copy of the investment agreement relating to PLDT’s investment in Rocket is furnished as Exhibit 4(f). Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the current investors, as at the date of the agreement, namely: Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly: European Founders Fund GmbH). PLDT made the €333 million investment in two payments (one on September 8 and one on September 15, 2014), which it funded from available cash and new debt. In accordance with PLDT’s right to appoint one member of Rocket’s nine-person supervisory board, on August 22, 2014, PLDT’s then President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the supervisory board.

•

On January 6, 2015, PLDT, through Smart, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner will hold a 50% equity interest. MePay Global is a joint venture for payment services with a focus on emerging markets. Smart will contribute the intellectual property, platforms and business operations of its market-leading mobile-first platform, SMI, a wholly-owned subsidiary of Smart, to the venture. Rocket will contribute, among other things, its participations in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe. A copy of the joint venture agreement is furnished as Exhibit 4(h).

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2015, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

This section is based on the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the Philippines including the Philippine National Internal Revenue Code of 1997, or the Philippine Tax Code, all as currently in effect, as well as on the Convention between the Philippines and the United States, or the Philippines-United States Tax Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed according to its terms.

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

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts, or GDRs. See “– Capital Gains Tax and Stock Transaction Tax” and “– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

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

In certain circumstances where the holder has common stock, a tax treaty rate may be applicable with respect to the Philippine withholding tax. For instance, holders under such circumstances and as to which the Philippines-United States Tax Treaty would be applicable would be eligible for a treaty rate of 25% (or 20% in certain instances). The 20% treaty rate is generally not applicable in the case of non-resident non-Philippine corporations domiciled in the United States which own less than 10% of the voting stock of PLDT. Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty rate. As clarified in a Philippine Supreme Court decision in 2013, failure to strictly comply with the administrative requirement to file within the prescribed deadline should not operate to divest the entitlement to the tax treaty relief. Nonetheless, holders may be required to comply with the administrative requirement even after the prescribed deadline in order to justify their eligibility to the treaty rate in case of an audit by the Philippine tax authorities. Provided that it complies with the procedures for availment of tax treaty relief, PLDT intends to pay withholding tax at the reduced treaty rate in respect of shares the registered holder of which is Cede & Co., on the basis that Cede & Co. is a resident of the United States for purposes of the Philippines-United States Tax Treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

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

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price of gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level will be allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 5%/10% capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement. As at December 31, 2015, the MPO required by SEC is 10% of the publicly-listed companies’ issued and outstanding shares, exclusive of any treasury shares.

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

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. The sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the Philippine Stock Exchange is exempt from the documentary stamp tax. However, Revenue Regulations No. 16-2012 provides that transfers of shares of stock of publicly-listed companies which are not compliant with the MPO requirement shall be subject to documentary stamp tax.

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000. Individual shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000. The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%. Donations to or from corporations are considered donations from a stranger for donor’s tax purposes. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

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

You must include any Philippine tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States Holder will be the U.S. dollar value of the Philippine peso payments made, determined at the spot Philippine peso/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common stock or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

Sale or Other Disposition of Equity Securities

Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of common stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the common stock or ADSs and the amount realized upon the sale, determined in U.S. dollars. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the common stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See Item 10. “Additional Information – Philippine Taxation – Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor’s taxes such as those imposed by the Philippines. See Item 10. “Additional Information – Philippine Taxation – Estate and Donor’s Taxes.”

Passive Foreign Investment Company Rules

We believe that the common stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common stock or ADSs would in general not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your common stock or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares of ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php46,455 million and Php1,429 million, respectively, as at December 31, 2015, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents to the accompanying audited consolidated financial statements in Item 18 “Financial Statements”.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated contractual undiscounted claims outstanding as at December 31, 2015 and 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2015
Cash equivalents	39,103	39,103	—	—	—
Loans and receivables:	52,875	49,499	2,697	516	163
Advances and other noncurrent assets	10,717	7,936	2,102	516	163
Short-term investments	744	744	—	—	—
Investment in debt securities and other long-term investments	595	—	595	—
Retail subscribers	19,750	19,750	—	—	—
Corporate subscribers	9,263	9,263	—	—	—
Foreign administrations	5,514	5,514	—	—	—
Domestic carriers	540	540	—	—	—
Dealers, agents and others	5,752	5,752	—	—	—
HTM investments:	408	51	207	150	—
Investment in debt securities and other long-term investments	408	51	207	150	—
Financial instruments at FVPL:	685	685	—	—	—
Short-term investments	685	685	—	—	—
Available-for-sale financial investments	15,711	—	—	—	15,711

Total	108,782	89,338	2,904	666	15,874

December 31, 2014
Cash equivalents	19,843	19,843	—	—	—
Loans and receivables:	56,198	52,693	1,303	1,086	1,116
Advances and other noncurrent assets	10,912	7,953	1,070	773	1,116
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	—	233	313	—
Retail subscribers	17,053	17,053	—	—	—
Foreign administrations	8,420	8,420	—	—	—
Corporate subscribers	7,941	7,941	—	—	—
Domestic carriers	823	823	—	—	—
Dealers, agents and others	10,485	10,485	—	—	—
HTM investments:	709	295	264	—	150
Investment in debt securities and other long-term investments	709	295	264	—	150
Financial instruments at FVPL:	625	625	—	—	—
Short-term investments	625	625	—	—	—
Available-for-sale financial investments	28,086	—	—	—	28,086

Total	105,461	73,456	1,567	1,086	29,352

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2015 and 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2015
Debt(1):	195,603	1,716	78,007	41,890	73,990
Principal	161,568	1,411	61,847	34,355	63,955
Interest	34,035	305	16,160	7,535	10,035
Lease obligations:	17,920	10,161	3,640	2,003	2,116
Operating lease	17,919	10,160	3,640	2,003	2,116
Finance lease	1	1	—	—	—
Unconditional purchase obligations(2)	150	27	47	47	29
Other obligations:	139,148	110,874	23,378	3,012	1,884
Derivative financial liabilities(3):	6,067	10	6,050	7	—
Long-term currency swap	5,670	—	5,670	—	—
Interest rate swap	397	10	380	7	—
Various trade and other obligations:	133,081	110,864	17,328	3,005	1,884
Suppliers and contractors	66,229	46,487	16,788	2,954	—
Utilities and related expenses	38,155	38,155	—	—	—
Liability from redemption of preferred shares	7,906	7,906	—	—	—
Employee benefits	6,262	6,262	—	—	—
Carriers and other customers	3,014	3,014	—	—	—
Customers’ deposits	2,430	—	495	51	1,884
Dividends	1,461	1,461	—	—	—
Others	7,624	7,579	45	—	—

Total contractual obligations	352,821	122,778	105,072	46,952	78,019

December 31, 2014
Debt(1):	157,607	575	71,798	27,100	58,134
Principal	130,634	377	57,918	21,107	51,232
Interest	26,973	198	13,880	5,993	6,902
Lease obligations:	18,190	9,446	4,302	2,132	2,310
Operating lease	18,184	9,446	4,296	2,132	2,310
Finance lease	6	—	6	—	—
Unconditional purchase obligations(2)	211	72	45	45	49
Other obligations:	122,486	98,452	17,073	5,160	1,801
Derivative financial liabilities(3):	2,057	131	1,926	—	—
Long-term currency swap	1,712	—	1,712	—	—
Interest rate swap	345	131	214	—	—
Various trade and other obligations:	120,429	98,321	15,147	5,160	1,801
Suppliers and contractors	55,288	35,857	14,356	5,075	—
Utilities and related expenses	35,049	35,021	6	5	17
Employee benefits	8,234	8,234	—	—	—
Liability from redemption of preferred shares	7,922	7,922	—	—	—
Carriers and other customers	2,799	2,799	—	—	—
Customers’ deposits	2,438	—	574	80	1,784
Dividends	1,070	1,070	—	—	—
Others	7,629	7,418	211	—	—

Total contractual obligations	298,494	108,545	93,218	34,437	62,294

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)

Based on the Amended ATPA with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement (ATPA) between PLDT and AIL Related Party Agreements to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Within one year	10,318	9,570
After one year but not more than five years	5,485	6,304
More than five years	2,116	2,310

Total	17,919	18,184

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 25 – Related Party Transactions – Air Time Purchase Agreement (ATPA) between PLDT and AIL Related Agreements to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php150 million and Php211 million as at December 31, 2015 and 2014, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php133,081 million and Php120,429 million as at December 31, 2015 and 2014, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php46 million and Php32 million as at December 31, 2015 and 2014, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2015 and 2014.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2015 and 2014:

	2015		2014
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	26	1,206	7	313
Derivative financial assets – net of current portion	3	145	2	94
Advances and other noncurrent assets – net of current portion	—	16	—	17

Total noncurrent financial assets	29	1,367	9	424

Current Financial Assets
Cash and cash equivalents	379	17,874	149	6,665
Short-term investments	24	1,156	14	625
Trade and other receivables – net	142	6,690	210	9,414
Current portion of derivative financial assets	1	26	—	2
Current portion of advances and other noncurrent assets	—	19	—	10

Total current financial assets	546	25,765	373	16,716

Total Financial Assets	575	27,132	382	17,140

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,104	52,040	1,046	46,812
Derivative financial liabilities – net of current portion	16	736	33	1,460
Other noncurrent liabilities	—	6	—	—

Total noncurrent financial liabilities	1,120	52,782	1,079	48,272

Current Financial Liabilities
Accounts payable	99	4,685	121	5,438
Accrued expenses and other current liabilities	153	7,216	153	6,856
Current portion of interest-bearing financial liabilities	341	16,058	316	14,124
Current portion of derivative financial liabilities	7	306	6	254

Total current financial liabilities	600	28,265	596	26,672

Total Financial Liabilities	1,720	81,047	1,675	74,944

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php47.12 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2015.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.74 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2014.

As at March 15, 2016, the Philippine peso-U.S. dollar exchange rate was Php46.73 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php447 million as at December 31, 2015.

Approximately 42% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2015 and 2014, respectively. Consolidated foreign currency-denominated debt increased to Php67,620 million as at December 31, 2015 from Php60,632 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18 “Financial Statements”. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$392 million and US$202 million as at December 31, 2015 and 2014, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 30% (or 17%, net of our consolidated U.S. dollar cash balances) and 40% (or 34%, net of our consolidated U.S. dollar cash balances) as at December 31, 2015 and 2014, respectively.

Approximately, 18% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2015 as compared with approximately 20% and 21% for the years ended December 31, 2014 and 2013, respectively. Approximately, 9% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2015 as compared with approximately 10% and 11% for the years ended December 31, 2014 and 2013, respectively. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debt in Philippine pesos.

The Philippine peso depreciated by 5.32% against the U.S. dollar to Php47.12 to US$1.00 as at December 31, 2015 from Php44.74 to US$1.00 as at December 31, 2014. As at December 31, 2014, the Philippine peso depreciated by 0.77% against the U.S. dollar to Php44.74 to US$1.00 from Php44.40 to US$1.00 as at December 31, 2013. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php3,036 million, Php382 million and Php2,893 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2016. Our outlook is that the Philippine peso-U.S. dollar exchange rate may either weaken or strengthen by 2.93% as compared to the exchange rate of Php47.12 to US$1.00 as at December 31, 2015. If the Philippine peso-U.S. dollar exchange rate had weakened or strengthened by 2.93% as at December 31, 2015, with all other variables held constant, profit after tax for the year end 2015 would correspondingly have been approximately Php897 million lower or higher and our consolidated stockholders’ equity as at year end 2015 would have been approximately Php810 million lower or higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2015 and 2014. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2015

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	11	2	—	—	13	596	—	596	13	605
Interest rate	—	4.0000% to 10.0000%	3.5000%	—	—	—	—	—	—	—	—
Philippine Peso	—	5	—	3	—	8	407	—	407	9	418
Interest rate	—	4.2500%	—	4.8400%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	35	—	—	—	—	35	1,651	—	1,651	35	1,651
Interest rate	0.0100% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	82	—	—	—	—	82	3,880	—	3,880	82	3,880
Interest rate	0.0010% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	24	—	24	1	24
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	315	—	—	—	—	315	14,829	—	14,829	315	14,829
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	515	—	—	—	—	515	24,274	—	24,274	515	24,274
Interest rate	0.2500% to 4.6875%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	24	—	—	—	—	24	1,156	—	1,156	24	1,156
Interest rate	2.1622% to 3.9940%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	6	—	—	—	—	6	273	—	273	6	273
Interest rate	1.5000%	—	—	—	—	—	—	—	—	—	—

	978	16	2	3	—	999	47,090	—	47,090	1,000	47,110

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	228	—	—	—	228	10,761	29	10,732	247	11,617
Interest rate	—	8.3500%	—	—	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	51	42	17	11	126	5,945	41	5,904	134	6,298
Interest rate	1.9000%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	2.8850%	—	—	—	—	—	—
Philippine Peso	—	205	21	337	1,243	1,806	85,100	171	84,929	1,803	84,965
Interest rate	—	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.5500% to 6.2600%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	25	542	217	273	34	1,091	51,397	413	50,984	1,091	51,396
Interest rate	0.8500% to 1.0000% over LIBOR	0.3000% to 1.8000% over LIBOR	0.7900% to 1.8000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.9500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	4	2	102	70	178	8,365	22	8,343	177	8,365
Interest rate	—	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	—	—	—	—	—	—

	30	1,030	282	729	1,358	3,429	161,568	676	160,892	3,452	162,641

As at December 31, 2014

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	5	7	—	12	546	—	546	12	558
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—	—	—	—	—	—	—
Philippine Peso	7	1	5	—	3	16	709	—	709	16	706
Interest rate	2.9310%	4.2188%	4.2500%	—	4.8371%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,044	—	1,044	23	1,044
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	82	—	—	—	—	82	3,675	—	3,675	82	3,675
Interest rate	0.0010% to 1.5500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	23	—	23	1	23
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	88	—	—	—	—	88	3,929	—	3,929	88	3,929
Interest rate	0.2500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	356	—	—	—	—	356	15,914	—	15,914	356	15,914
Interest rate	0.5000% to 5.0000%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	14	—	—	—	—	14	625	—	625	14	625
Interest rate	4.9570%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	1.3750%	—	—	—	—	—	—	—	—	—	—

	571	1	10	7	3	592	26,483	—	26,483	592	26,492

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	228	—	—	228	10,218	48	10,170	263	11,738
Interest rate	—	—	8.3500%	—	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	61	26	20	—	112	4,998	74	4,924	111	4,972
Interest rate	2.9900%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—	—	—	—	—	—	—
Philippine Peso	—	31	184	331	823	1,369	61,240	173	61,067	1,403	62,780
Interest rate	—	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	4.4850% to 6.3462%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	4	546	213	116	143	1,022	45,728	190	45,538	1,022	45,728
Interest rate	0.3500% to 0.5500% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.9500% to 1.8000% over LIBOR	1.4000% to 1.4500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	4	2	4	179	189	8,450	26	8,424	189	8,450
Interest rate	—	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	—	—	—	—	—	—

	9	642	653	471	1,145	2,920	130,634	511	130,123	2,988	133,668

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2016. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points, or bps, and 18 bps higher/lower, respectively, as compared to levels as at December 31, 2015. If U.S. dollar interest rates had been 26 bps higher/lower as compared to market levels as at December 31, 2015, with all other variables held constant, profit after tax for the year end 2015 and our consolidated stockholders’ equity as at year end 2015 would have been approximately Php73 million and Php173 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 23 bps higher/lower as compared to market levels as at December 31, 2015, with all other variables held constant, profit after tax for the year end 2015 and our consolidated stockholders’ equity as at year end 2015 would have been approximately Php17 million and Php24 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2015 and 2014:

	December 31, 2015
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	46,455	272	46,183
Loans and receivables:
Advances and other noncurrent assets	10,516	—	10,516
Short-term investments	744	—	744
Investment in debt securities and other long-term investments	595	—	595
Retail subscribers	10,210	46	10,164
Foreign administrations	5,199	—	5,199
Corporate subscribers	4,812	160	4,652
Domestic carriers	454	—	454
Dealers, agents and others	4,223	2	4,221
HTM investments:
Investment in debt securities and other long-term investments	408	—	408
Financial instruments at FVPL:
Short-term investments	685	—	685
Forward foreign exchange contracts	10	—	10
Available-for-sale financial investments	15,711	—	15,711
Derivatives used for hedging:
Interest rate swap	90	—	90
Long-term currency swap	71	—	71

Total	100,183	480	99,703

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2015.

	December 31, 2014
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	26,659	266	26,393
Loans and receivables:
Advances and other noncurrent assets	10,711	1	10,710
Short-term investments	18	—	18
Investment in debt securities and other long-term investments	546	—	546
Retail subscribers	8,920	46	8,874
Foreign administrations	7,872	—	7,872
Corporate subscribers	3,615	139	3,476
Domestic carriers	730	—	730
Dealers, agents and others	8,014	1	8,013
HTM investments:
Investment in debt securities and other long-term investments	709	—	709
Available-for-sale financial investments	28,086	—	28,086
Financial instruments at FVPL:
Short-term investments	625	—	625
Derivatives used for hedging:
Interest rate swap	96	—	96

Total	96,601	453	96,148

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2014.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2015 and 2014:

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in million pesos)
December 31, 2015
Cash and cash equivalents	46,455	41,509	4,946	—	—
Loans and receivables:	52,875	15,962	7,087	13,704	16,122
Advances and other noncurrent assets	10,717	10,204	307	5	201
Short-term investments	744	744	—	—	—
Investment in debt securities and other long-term investments	595	595	—	—	—
Retail subscribers	19,750	1,549	3,449	5,212	9,540
Corporate subscribers	9,263	1,162	1,316	2,334	4,451
Foreign administrations	5,514	933	1,744	2,522	315
Domestic carriers	540	88	100	266	86
Dealers, agents and others	5,752	687	171	3,365	1,529
HTM investments:	408	408	—	—	—
Investment in debt securities and other long-term investments	408	408	—	—	—
Financial instruments at FVPL(3):	695	695	—	—	—
Short-term investments	685	685	—	—	—
Forward foreign exchange contracts	10	10	—	—	—
Available-for-sale financial investments	15,711	14,721	990	—	—
Derivatives used for hedging:	161	161	—	—	—
Interest rate swaps	90	90	—	—	—
Long-term currency swap	71	71	—	—	—

Total	116,305	73,456	13,023	13,704	16,122

December 31, 2014
Cash and cash equivalents	26,659	23,952	2,707	—	—
Loans and receivables:	56,198	19,778	8,376	12,272	15,772
Advances and other noncurrent assets	10,912	8,978	1,732	1	201
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—
Retail subscribers	17,053	2,115	2,894	3,911	8,133
Foreign administrations	8,420	2,825	535	4,512	548
Corporate subscribers	7,941	1,008	654	1,953	4,326
Domestic carriers	823	90	158	482	93
Dealers, agents and others	10,485	4,198	2,403	1,413	2,471
HTM investments:	709	709	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—
Available-for-sale financial investments	28,086	28,024	62	—	—
Financial instruments at FVPL(3):	625	625	—	—	—
Short-term investments	625	625	—	—	—
Derivatives used for hedging:	96	96	—	—	—
Interest rate swaps	96	96	—	—	—

Total	112,373	73,184	11,145	12,272	15,772

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2015 and 2014 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2015
Cash and cash equivalents	46,455	46,455	—	—	—	—
Loans and receivables:	52,875	23,049	5,436	1,306	6,962	16,122
Advances and other noncurrent assets	10,717	10,511	—	—	5	201
Short-term investments	744	744	—	—	—	—
Investment in debt securities and other long-term investments	595	595	—	—	—	—
Retail subscribers	19,750	4,998	2,064	499	2,649	9,540
Corporate subscribers	9,263	2,478	1,165	335	834	4,451
Foreign administrations	5,514	2,677	314	290	1,918	315
Domestic carriers	540	188	63	62	141	86
Dealers, agents and others	5,752	858	1,830	120	1,415	1,529
HTM investments:	408	408	—	—	—	—
Investment in debt securities and other long-term investments	408	408	—	—	—	—
Financial instruments at FVPL:	695	695	—	—	—	—
Short-term investments	685	685	—	—	—	—
Forward foreign exchange contracts	10	10	—	—	—	—
Available-for-sale financial investments	15,711	15,711	—	—	—	—
Derivatives used for hedging:	161	161	—	—	—	—
Interest rate swaps	90	90	—	—	—	—
Long-term currency swap	71	71	—	—	—	—

Total	116,305	86,479	5,436	1,306	6,962	16,122

December 31, 2014
Cash and cash equivalents	26,659	26,659	—	—	—	—
Loans and receivables:	56,198	28,154	5,285	1,149	5,838	15,772
Advances and other noncurrent assets	10,912	10,710	—	—	1	201
Short-term investments	18	18	—	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—	—
Retail subscribers	17,053	5,009	1,949	325	1,637	8,133
Foreign administrations	8,420	3,360	932	468	3,112	548
Corporate subscribers	7,941	1,662	951	234	768	4,326
Domestic carriers	823	248	166	97	219	93
Dealers, agents and others	10,485	6,601	1,287	25	101	2,471
HTM investments:	709	709	—	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—	—
Available-for-sale financial investments	28,086	28,086	—	—	—	—
Financial instruments at FVPL:	625	625	—	—	—	—
Short-term investments	625	625	—	—	—	—
Derivatives used for hedging:	96	96	—	—	—	—
Interest rate swaps	96	96	—	—	—	—

Total	112,373	84,329	5,285	1,149	5,838	15,772

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2015, 2014 and 2013.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2015 was US$1,588,122.54.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2015. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2015.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2015.

We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.

SyCip Gorres Velayo & Co., or SGV & Co., (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2015. This attestation report is dated March 16, 2016 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2015.

Changes in Internal Control Over Financial Reporting.

In 2015, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

PLDT has adopted a Code of Business Conduct and Ethics, or PLDT’s Code of Ethics which constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. PLDT’s Code of Ethics applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees.

A copy of the PLDT’s Code of Ethics is posted on our website at http://www.pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf under the Corporate Governance section. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of PLDT’s Code of Ethics from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2015 and 2014:

	2015	2014
	(in millions)

Audit Fees	Php42	Php42
All Other Fees	18	21

Total	Php60	Php63

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2015 and 2014.

Tax Fees. We did not have any tax fees for the years ended December 31, 2015 and 2014.

All Other Fees. This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2015 and 2014, and educational training regarding transition to the 2013 Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission in 2014, and other non-audit engagements.

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

We did not repurchase any of our shares in the year ended December 31, 2015.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE. As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the Philippine SEC Revised Code of Corporate Governance (“Philippine SEC Governance Code”) in respect of its corporate governance practices as well as with the NYSE listing standards applicable to foreign private issuers. PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

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

•

Examples where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards include the look back periods for the independence tests and the “material relationship with the listed company” test. The look back period for each of the “past employment” and the “auditor affiliation” tests under PLDT’s corporate governance practices is five years compared to three years under the NYSE listing standards. Furthermore, in respect of material relationships that preclude an independence finding, PLDT’s Manual on Corporate Governance (“PLDT’s CG Manual”) provides that a director who owns more than 2% of the shares of stock of PLDT, or whose relative is, a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.

•

Meetings of non-management/independent directors. The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. PLDT’s CG Manual mandates the holding of executive sessions with non-management directors only at least once a year and at such other times as the Board may deem necessary or appropriate.

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

The NYSE listing standards require the compensation committee to conduct an independent assessment with respect to any compensation consultant, legal counsel or other adviser that provides advice to the compensation committee. There is no such requirement under the Philippine SEC Governance Code and PLDT’s CG Manual.

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

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: http://pldt.com/docs/default-source/compliance/nyse-pldt_303a-11_2013.pdf?sfvrsn=2. This website does not form part of this annual report on Form 20-F.

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

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited Philippine Long Distance Telephone Company and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

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

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as at December 31, 2015 and 2014, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 16, 2016 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 16, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2015 and 2014, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group as at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 16, 2016 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 16, 2016

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2015 and 2014

(in million pesos)

	2015	2014
ASSETS

Noncurrent Assets
Property and equipment (Notes 3, 5, 9, 13 and 21)	195,782	191,984
Investments in associates, joint ventures and deposits (Notes 3, 4, 10 and 25)	48,703	42,046
Available-for-sale financial investments (Notes 6, 11 and 28)	15,711	28,086
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	952	960
Investment properties (Notes 3, 6, 9 and 13)	1,825	1,816
Goodwill and intangible assets (Notes 3, 14 and 15)	72,117	72,842
Deferred income tax assets – net (Notes 3, 4 and 7)	21,941	17,131
Derivative financial assets – net of current portion (Note 28)	145	94
Prepayments – net of current portion (Notes 3, 7, 19, 25 and 26)	3,475	2,924
Advances and other noncurrent assets – net of current portion (Note 28)	3,003	3,218

Total Noncurrent Assets	363,654	361,101

Current Assets
Cash and cash equivalents (Notes 16 and 28)	46,455	26,659
Short-term investments (Note 28)	1,429	643
Trade and other receivables (Notes 3, 5, 17, 25 and 28)	24,898	29,151
Inventories and supplies (Notes 5 and 18)	4,614	3,706
Current portion of derivative financial assets (Note 28)	26	2
Current portion of investment in debt securities and other long-term investments (Notes 12 and 28)	51	295
Current portion of prepayments (Note 19)	5,798	6,406
Current portion of advances and other noncurrent assets (Notes 20 and 28)	8,170	8,332

Total Current Assets	91,441	75,194

TOTAL ASSETS	455,095	436,295

EQUITY AND LIABILITIES

Equity (Note 28)
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,517	130,521
Retained earnings (Note 20)	6,195	17,030
Other comprehensive loss (Note 6)	(18,202)	(8,285)

Total Equity Attributable to Equity Holders of PLDT (Note 28)	113,608	134,364
Noncontrolling interests (Note 6)	290	304

TOTAL EQUITY	113,898	134,668

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2015 and 2014

(in million pesos)

	2015	2014

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 9, 21 and 28)	143,982	115,400
Deferred income tax liabilities – net (Notes 4 and 7)	3,704	4,427
Derivative financial liabilities – net of current portion (Note 28)	736	1,460
Customers’ deposits (Note 28)	2,430	2,438
Pension and other employee benefits (Notes 3, 5 and 26)	10,197	13,131
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 22 and 28)	21,482	21,924

Total Noncurrent Liabilities	182,531	158,780

Current Liabilities
Accounts payable (Notes 23, 25, 27 and 28)	52,679	40,923
Accrued expenses and other current liabilities (Notes 3, 20, 21, 24, 25, 26 and 28)	84,286	82,678
Current portion of interest-bearing financial liabilities (Notes 3, 9, 21 and 28)	16,911	14,729
Provision for claims and assessments (Notes 3 and 27)	897	897
Dividends payable (Notes 20 and 28)	1,461	1,070
Current portion of derivative financial liabilities (Note 28)	306	254
Income tax payable (Note 7)	2,126	2,296

Total Current Liabilities	158,666	142,847

TOTAL LIABILITIES	341,197	301,627

TOTAL EQUITY AND LIABILITIES	455,095	436,295

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

(in million pesos, except earnings per common share amounts which are in pesos)

	2015	2014	2013

REVENUES
Service revenues (Notes 3 and 4)	162,930	164,943	163,932
Non-service revenues (Notes 3, 4 and 5)	8,173	5,892	4,279

	171,103	170,835	168,211

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	31,519	31,379	30,304
Compensation and employee benefits (Notes 3, 5 and 26)	21,606	18,749	21,369
Cost of sales (Notes 5, 18 and 25)	16,614	13,512	11,806
Repairs and maintenance (Notes 13, 18 and 25)	15,035	14,988	13,107
Asset impairment (Notes 3, 4, 5, 9, 10, 11, 17, 18 and 28)	14,856	6,046	5,543
Interconnection costs	10,317	10,420	10,610
Selling and promotions (Note 25)	9,747	10,619	9,776
Professional and other contracted services (Note 25)	8,234	7,748	7,173
Rent (Notes 3 and 25)	6,376	6,692	6,041
Taxes and licenses (Note 27)	4,592	4,563	3,925
Insurance and security services (Note 25)	1,797	1,884	1,815
Communication, training and travel (Note 25)	1,349	1,552	1,417
Amortization of intangible assets (Notes 3, 4 and 15)	1,076	1,149	1,020
Other expenses	1,316	1,156	1,609

	144,434	130,457	125,515

	26,669	40,378	42,696

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	3,241	3,841	2,742
Interest income (Notes 4, 5, 12 and 16)	799	752	932
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	420	(101)	511
Foreign exchange losses – net (Notes 4, 9 and 28)	(3,036)	(382)	(2,893)
Financing costs – net (Notes 4, 5, 9, 21 and 28)	(6,259)	(5,320)	(6,589)
Other income – net (Notes 3, 4 and 13)	4,804	4,980	4,233

	(31)	3,770	(1,064)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	26,638	44,148	41,632
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	4,563	10,058	8,248

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	22,075	34,090	33,384
NET INCOME FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	—	—	2,069

NET INCOME (Note 4)	22,075	34,090	35,453

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	22,065	34,091	35,420
Noncontrolling interests (Notes 4 and 8)	10	(1)	33

	22,075	34,090	35,453

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	101.85	157.51	163.67
Diluted	101.85	157.51	163.67

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2015, 2014 and 2013

(in million pesos)

	2015	2014	2013
NET INCOME (Note 4)	22,075	34,090	35,453
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	45	(3)	794
Net transactions on cash flow hedges:	31	(74)	(16)
Net fair value gains (losses) on cash flow hedges (Note 28)	5	(94)	—
Income tax related to fair value adjustments charged directly to equity (Note 7)	26	20	(16)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	(14)	34	(92)
Net gains (losses) on available-for-sale financial investments:	(8,135)	8,144	(8)
Gains (losses) from changes in fair value recognized during the year (Note 11)	(13,258)	8,144	(7)
Income tax related to fair value adjustments charged directly to equity (Note 7)	(1)	—	(1)
Impairment loss recognized in profit or loss (Notes 3, 4, 5 and 11)	5,124	—	—

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	(8,073)	8,101	678

Revaluation increment on investment properties:	(1)	364	(1)
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(2)	(2)	(2)
Fair value adjustment to property and equipment transferred to investment properties during the year (Note 13)	—	476	—
Income tax related to revaluation increment charged directly to equity (Note 7)	1	(110)	1
Share in the other comprehensive income (loss) of associates and joint ventures (Note 10)	(235)	(391)	1,112
Actuarial losses on defined benefit obligations:	(1,598)	(4,874)	(9,156)
Remeasurement in actuarial losses on defined benefit obligations	(2,356)	(6,952)	(13,005)
Income tax related to remeasurement adjustments (Note 7)	758	2,078	3,849

Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(1,834)	(4,901)	(8,045)

Total Other Comprehensive Income (Loss) – Net of Tax	(9,907)	3,200	(7,367)

TOTAL COMPREHENSIVE INCOME	12,168	37,290	28,086

ATTRIBUTABLE TO:
Equity holders of PLDT	12,148	37,287	28,061
Noncontrolling interests	20	3	25

	12,168	37,290	28,086

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2015, 2014 and 2013

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Loss	Reserves of a Disposal Group Classified as Held-for-Sale	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2015	510	1,093	(6,505)	130,521	17,030	(8,285)	—	134,364	304	134,668
Total comprehensive income:	—	—	—	—	22,065	(9,917)	—	12,148	20	12,168
Net income (Notes 4 and 8)	—	—	—	—	22,065	—	—	22,065	10	22,075
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	(9,917)	—	(9,917)	10	(9,907)
Cash dividends (Note 20)	—	—	—	—	(32,900)	—	—	(32,900)	(21)	(32,921)
Acquisition and dilution of noncontrolling interests	—	—	—	(4)	—	—	—	(4)	(13)	(17)

Balances as at December 31, 2015	510	1,093	(6,505)	130,517	6,195	(18,202)	—	113,608	290	113,898

Balances as at January 1, 2014	510	1,093	(6,505)	130,562	22,968	(11,481)	—	137,147	179	137,326
Total comprehensive income:	—	—	—	—	34,091	3,196	—	37,287	3	37,290
Net income (Notes 4 and 8)	—	—	—	—	34,091	—	—	34,091	(1)	34,090
Other comprehensive income (Note 6)	—	—	—	—	—	3,196	—	3,196	4	3,200
Cash dividends (Note 20)	—	—	—	—	(40,029)	—	—	(40,029)	(29)	(40,058)
Issuance of capital stock (Note 20)	—	—	—	—	—	—	—	—	163	163
Acquisition and dilution of noncontrolling interests	—	—	—	(41)	—	—	—	(41)	(12)	(53)

Balances as at December 31, 2014	510	1,093	(6,505)	130,521	17,030	(8,285)	—	134,364	304	134,668

Balances as at January 1, 2013	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734
Total comprehensive income:	—	—	—	—	35,420	(7,359)	—	28,061	25	28,086
Net income (Notes 4 and 8)	—	—	—	—	35,420	—	—	35,420	33	35,453
Other comprehensive loss (Note 6)	—	—	—	—	—	(7,359)	—	(7,359)	(8)	(7,367)
Cash dividends (Note 20)	—	—	—	—	(37,868)	—	—	(37,868)	(46)	(37,914)
Discontinued operations	—	—	—	—	—	(735)	2,143	1,408	—	1,408
Acquisition and dilution of noncontrolling interests	—	—	—	(4)	—	—	—	(4)	16	12

Balances as at December 31, 2013	510	1,093	(6,505)	130,562	22,968	(11,481)	—	137,147	179	137,326

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2014 and 2013

(in million pesos)

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations (Note 4)	26,638	44,148	41,632
Income before income tax and noncontrolling interest from discontinued operations (Note 2)	—	—	2,124

Income before income tax (Note 4)	26,638	44,148	43,756
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	31,519	31,379	30,457
Asset impairment (Notes 3, 4, 5, 9, 10, 11, 17 and 18)	14,856	6,046	5,545
Interest on loans and other related items – net (Notes 4, 5, 9, 21 and 28)	5,919	4,987	4,669
Foreign exchange losses – net (Notes 4, 9 and 28)	3,036	382	2,889
Pension benefit costs (Notes 3, 5 and 26)	1,875	1,702	434
Amortization of intangible assets (Notes 3, 4 and 15)	1,076	1,149	1,075
Losses on disposal of property and equipment (Note 9)	298	42	86
Accretion on financial liabilities – net (Notes 5, 21 and 28)	231	165	1,541
Losses (gains) on derivative financial instruments – net (Notes 4 and 28)	(420)	101	(512)
Interest income (Notes 4, 5, 12 and 16)	(799)	(752)	(935)
Gain on disposal of associates	(2,838)	(1,448)	(2,056)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(3,241)	(3,841)	(2,604)
Incentive plans (Notes 3, 5 and 26)	—	168	1,749
Gain on disposal of investments in subsidiaries (Note 10)	—	—	(2,404)
Others	(1,968)	(950)	(401)

Operating income before changes in assets and liabilities	76,182	83,278	83,289
Decrease (increase) in:
Trade and other receivables	(1,863)	(10,547)	(1,790)
Inventories and supplies	(1,122)	(507)	254
Prepayments	(617)	(150)	(663)
Advances and other noncurrent assets	147	(117)	(59)
Increase (decrease) in:
Accounts payable	11,242	5,383	4,299
Accrued expenses and other current liabilities	4,969	6,146	2,615
Pension and other employee benefits	(10,629)	(5,586)	(2,611)
Customers’ deposits	(8)	(108)	17
Other noncurrent liabilities	(13)	4	(29)

Net cash flows generated from operations	78,288	77,796	85,322
Income taxes paid	(8,544)	(11,781)	(11,559)

Net cash flows from operating activities	69,744	66,015	73,763

CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received (Note 10)	5,544	1,855	438
Interest received	939	582	845
Proceeds from:
Maturity of short-term investments	1,469	110	—
Disposal of property and equipment (Note 9)	334	253	1,546
Maturity of investment in debt securities	292	3,022	241
Disposal of investment properties (Note 13)	8	5	—
Collection of notes receivable	—	25	—
Disposal of investment (Note 2)	—	3	12,075
Sale of net assets held-for-sale	—	—	2,298

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2015, 2014 and 2013

(in million pesos)

	2015	2014	2013
Payments for:
Purchase of shares of noncontrolling interests – net of cash acquired	(2)	(63)	(6)
Purchase of subsidiaries – net of cash acquired (Note 14)	(151)	(139)	—
Acquisition of intangible assets (Note 15)	(318)	(330)	(290)
Interest paid – capitalized to property and equipment (Notes 4, 5, 9 and 21)	(370)	(442)	(421)
Purchase of available-for-sale financial investments	(925)	(19,711)	(16)
Purchase of investments in associates and joint ventures	(1,274)	(300)	(7)
Purchase of short-term investments	(2,194)	(29)	(114)
Deposit for future PDRs subscription (Note 10)	—	(300)	(5,550)
Purchase of investment in debt securities	—	(1,420)	(2,287)
Additions to property and equipment (Notes 4 and 9)	(42,805)	(34,317)	(28,417)
Increase in notes receivable	—	—	(1,224)
Decrease (increase) in advances and other noncurrent assets	215	(490)	(156)

Net cash flows used in investing activities	(39,238)	(51,686)	(21,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	44,367	41,329	39,798
Availments of long-term financing for capital expenditures	311	—	868
Issuance of capital stock (Note 20)	—	166	—
Payments for:
Redemption of shares	(1)	(51)	(5)
Obligations under finance leases	(5)	(6)	(12)
Debt issuance costs (Note 21)	(396)	(293)	(213)
Derivative financial instruments (Note 28)	(638)	(596)	(453)
Interest – net of capitalized portion (Notes 5 and 21)	(5,407)	(4,736)	(4,959)
Long-term debt (Note 21)	(17,084)	(15,726)	(57,033)
Cash dividends (Note 20)	(32,532)	(39,900)	(37,804)
Long-term financing for capital expenditures	—	(84)	—

Net cash flows used in financing activities	(11,385)	(19,897)	(59,813)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	675	322	704

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,796	(5,246)	(6,391)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	26,659	31,905	38,296

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	46,455	26,659	31,905

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2015. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2015. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2015, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2015. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 40 million ADSs outstanding as at December 31, 2015.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments (Wireless, Fixed Line and Others), we offer the largest and most diversified range of telecommunications services which offers data and multi-media services across the Philippines’ most extensive fiber optic backbone, wireless and fixed line networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 were approved and authorized for issuance by the Audit Committee on March 16, 2016, as duly delegated by the Board of Directors on February 29, 2016.

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

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2015 and 2014:

			2015		2014
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Voyager Innovations, Inc., or Voyager(a)	Philippines	Mobile applications and digital platforms developer	—	100.0	—	100.0
eInnovations Holdings Pte. Ltd., or eInnovations (formerly Smarthub Pte. Ltd.)(a)(b)(c):	Singapore	Investment company	—	100.0	—	100.0
Takatack Holdings Pte. Ltd., or Takatack Holdings (formerly Takatack Pte. Ltd.)(d)	Singapore	Investment company	—	100.0	—	100.0
Takatack Technologies Pte. Ltd., or Takatack Technologies (formerly Paywhere Pte. Ltd.)(e)	Singapore	Development and maintenance of IT-based solutions for communications and e-Commerce platforms	—	100.0	—	—
iCommerce Investments Pte. Ltd., or iCommerce(c)	Singapore	Investment company	—	100.0	—	—
eInnovations Ventures Pte. Ltd., or eVentures(f)	Singapore	Investment company	—	100.0	—	—
ePay Investments Pte. Ltd., or ePay(c)	Singapore	Investment company	—	100.0	—	—
PayMaya Philippines, Inc. or PayMaya (formerly Smart e-Money, Inc.)(g)	Philippines	Provide and market certain mobile payment services	—	100.0	—	100.0
PayMaya Operations Philippines, Inc., or PayMaya Ops (formerly mePay Operations Philippines, Inc.)(h)	Philippines	Market, sell and distribute payment solutions and other related services	—	100.0	—	—
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
WiFun, Inc., or WiFun(i)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	87.0
Telesat, Inc.(j)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6

			2015		2014
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(j)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas(k)	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	—	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group(l)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(m)	Philippines	Internet-based purchasing, IT consulting and professional services	—	99.8	—	99.8
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc.(n)	Philippines	Gaming support services	—	57.5	—	57.5
iPlus Intelligent Network, Inc., or iPlus(o)	Philippines	Managed IT outsourcing	—	—	—	—
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(j)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Co., Inc., or PG1(p)	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries(q)	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries(r)	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(j)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)

On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager, wherein Voyager owns 100% of eInnovations, which in turn, directly owns the Takatack Holdings, 3rd Brand, ePay, iCommerce and eVentures. See Consolidation of Various Digital Businesses of Smart under Voyager below for further discussion.

(b)

On February 24, 2015, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore, the national regulator of business entities in Singapore, approved the change in the business name of Smart Hub Pte. Ltd. to eInnovations.

(c)

On February 27, 2015, ePay and iCommerce were incorporated in Singapore to provide digital, internet, information, communication and IT-related activities. Both subsidiaries will serve as the holding companies of other digital investments. ePay and iCommerce are 100% owned by eInnovations, each having an initial capitalization of SGD10 thousand.

(d)	On October 1, 2015, the ACRA of Singapore approved the change in the business name of Takatack Pte. Ltd. to Takatack Holdings Pte. Ltd.
(e)

On August 6, 2015, Takatack Holdings acquired 100% equity interest in Paywhere Pte. Ltd. On October 1, 2015, the ACRA of Singapore approved the change in the business name of Paywhere Pte. Ltd. to Takatack Technologies Pte. Ltd. See Consolidation of Various Digital Businesses of Smart under Voyager below for further discussion.

(f)

On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities. On January 12, 2016, the ACRA of Singapore approved the change in business name of eVentures to Voyager Fintech Ventures, Ltd.

(g)	Effective September 15, 2015, the Philippine SEC approved the amendment of Smart e-Money, Inc.’s name to PayMaya Philippines, Inc.
(h)

On February 10, 2015, mePay Operations Philippines, Inc. was incorporated in the Philippines to market, sell and distribute payment solutions and other related services. Effective June 22, 2015, the Philippine SEC approved the amendment of mePay Operations Philippines, Inc. name to PayMaya Operations Philippines, Inc., or PayMaya Ops. PayMaya Ops is 60% and 40% owned by PayMaya and Smart, respectively, with initial capitalization of Php1 million.

(i)

On November 18, 2014, Smart acquired an 87% equity interest in WiFun. On November 25, 2015, Smart acquired the remaining 13% noncontrolling shares. See Note 14 – Business Combinations – Smart’s Acquisition of WiFun.

(j)	Ceased commercial operations.
(k)	On June 16, 2015, Talas was incorporated in the Philippines to implement the Intelligent Data Fabric and immediate delivery of Big Data capability platform of the PLDT Group.

(l)	On January 28, 2014, IPCDSI acquired a 100% equity interest in Rack I.T. Data Center, Inc., or Rack IT. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT.
(m)

In 2014, ePLDT acquired an additional 0.6% equity interest in AGS from its minority shareholders for a total consideration of Php0.6 million, thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8%.

(n)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.
(o)	On April 8, 2014, ePLDT sold its 100% stake in iPlus through a management buyout for a consideration of Php42 million.
(p)

On March 10, 2014, PLDT acquired an additional 37.5 million shares of PG1, thereby increasing its ownership from 50% to 65%. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

(q)

In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash into PGNL amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

(r)

On August 1, 2014, PLDT Digital was incorporated to be the holding company of PLDT Online Investments Pte. Ltd., or PLDT Online, an entity that holds an investment in Rocket Internet SE (formerly Rocket Internet AG), or Rocket. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in Phunware and Appcard, Note 10 – Investments in Associates, Joint Ventures and Deposits and Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket.

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

See Note 14 – Business Combinations for further related disclosures.

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

•

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

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

As at March 16, 2016, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale as at December 31, 2015. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 (closing period of the sale) was presented as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets classified as held-for-sale and discontinued operations.

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

The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the four months ended April 30, 2013 (closing period of the sale) are as follows:

(in million pesos)
Revenues (Note 3)	3,132

Expenses:
Compensation and employee benefits (Note 3)	2,047
Professional and other contracted services	267
Depreciation and amortization (Note 3)	153
Repairs and maintenance	129
Communication, training and travel	118
Rent (Note 3)	86
Amortization of intangible assets (Note 3)	55
Selling and promotions	27
Insurance and security services	21
Taxes and licenses	14
Other expenses	57

2,974

158

Other income (expenses):
Foreign exchange gains – net	4
Interest income	3
Gains on derivative financial instruments – net	1
Financing costs	(4)
Other income – net	1,962

1,966

Income before income tax from discontinued operations	2,124
Provision for income tax (Note 3)	55

2,069

Earnings per share:
Basic – income from discontinued operations	9.58
Diluted – income from discontinued operations	9.58

As indicated above, the sale of BPO segment was completed on April 30, 2013. Thus, our consolidated statements of financial position as at December 31, 2013 do not include any assets and liabilities of the BPO segment.

The net cash flows used by the BPO segment for the four months ended April 30, 2013 (closing period of the sale) are as follows:

(in million pesos)
Operating activities	144
Investing activities	(1,202)
Financing activities	(10)
Net effect of foreign exchange rate changes on cash and cash equivalents	(67)

(1,135)

PCEV’s Common Stock

On June 24, 2014, PCEV’s Board of Directors approved a program involving the repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000 per share. After the buyback program which ended on June 30, 2015, the number of holders of PCEV common stock decreased to 96.

In 2014, the number of holders of PCEV common stock decreased to 97 and because the number of shareholders decreased below 100, PCEV filed a petition to the Philippine SEC for the suspension of duty to file reports under Section 17 of the Philippine SEC Regulation Code on December 22, 2014.

On December 22, 2015, a year after submission of the petition, PCEV re-filed the notification of suspension of duty to file reports, advising the commission that PCEV will cease filing any reports required under Section 17 of the Philippine SEC Regulation Code beginning January 1, 2016.

Consolidation of Various Digital Businesses of Smart under Voyager

On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager. To facilitate the consolidation of these entities, the following were executed: (a) On February 25, 2015, Smart made an additional capital cash infusion to Voyager amounting to Php250 million and converted Php400 million Smart advances to Voyager into additional paid-in capital; (b) On March 4, 2015, Smart sold all of its shares in eInnovations to Voyager for SGD7.6 million; (c) On March 17, 2015, Smart granted an interest-bearing loan to eInnovations amounting to US$13.5 million; and (d) On March 26, 2015, Smart sold all of its shares in PayMaya to ePay for Php603 million.

On August 3, 2015, the Board of Directors of Smart approved the additional equity infusion by Smart to Voyager of Php1,716 million via subscription to additional shares. Of this amount, Smart has invested additional capital of Php1,332 million as at December 31, 2015. The additional equity infusion is intended for Voyager’s various investments, as well as capital expenditures and working capital requirements. The total investment of Smart in Voyager amounted to Php1,988 million as at December 31, 2015.

On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities.

As at December 31, 2015, Voyager owns 100% of eInnovations, which in turn directly owns the following offshore digital businesses: Takatack Holdings, 3rd Brand, ePay, iCommerce, and eVentures.

The transactions above have no impact on our consolidated financial statements.

PayMaya’s Investment in PayMaya Ops

PayMaya Ops was incorporated in the Philippines on February 10, 2015 to market, sell and distribute payment solutions and other related services. PayMaya Ops is 60% and 40% owned by PayMaya and Smart, respectively, with an initial capitalization of Php1 million.

On the mobile financial solutions side, Voyager launched PayMaya Visa card with Beep, a three-in-one product – a Beep card with stored Near Field Communication/value for use in Metro Manila’s light rail system, a virtual Visa card which can be used to pay for online/e-commerce transactions and a physical Visa debit card.

Incorporation of Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 28, 2015, for purposes of incorporation.

Talas is tasked with unifying the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the delivery of the big data capability platform to PLDT and Smart.

Incorporation of PLDT Capital Pte. Ltd., or PLDT Capital

PLDT Capital was incorporated as a wholly-owned subsidiary of PLDT Online on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley, USA and around the world.

In 2015, PLDT Capital made the following investments:

•	Investment in Phunware, Inc., or Phunware;

•	Investment in AppCard, Inc., or AppCard; and

•	Investment in Matrixx Software, Inc., or Matrixx

See Note 10 – Investments in Associates, Joint Ventures and Deposits and Note 11 – Available-for-Sale Financial Investments.

New and Amended Standards and Interpretations

The Group applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2015. The adoption of these amendments to the standards as at January 1, 2015 did not have any significant impact on our consolidated financial statements.

•	Amendments to International Accounting Standards, or IAS, 19, Employee Benefits: Employee Contributions

•	Annual improvements to IFRS (2010-2012 Cycle)

•	IFRS 2, Share-based Payment – Definition of Vesting Condition

•	IFRS 3, Business Combinations – Accounting for Contingent Consideration in a Business Combination

•	IFRS 8, Operating Segments – Aggregation of Operating Segments and Reconciliation of the Total of the Reportable Segments’ Assets to the Entity’s Assets

•

IAS 16, Property, Plant and Equipment – Revaluation Method – Proportionate Restatement of Accumulated Depreciation, and IAS 38, Intangible Assets – Revaluation Method – Proportionate Restatement of Accumulated Amortization

•	IAS 24, Related Party Disclosures – Key Management Personnel

•	Annual improvements to IFRS (2011-2013 Cycle)

•	IFRS 3, Business Combinations – Scope of Exceptions for Joint Arrangements

•	IFRS 13, Fair Value Measurement – Portfolio Exception

•	IAS 40, Investment Property

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

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

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control nor joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

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

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

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

Current Versus Noncurrent Classifications

We present assets and liabilities in the statement of financial position based on current or noncurrent classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

We classify all other liabilities as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

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

The functional and presentation currency of the entities under PLDT Group (except for SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries, PGIC, eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, eVentures, ePay, 3rd Brand, Chikka Pte. Ltd., or CPL, ABM Global Solutions Pte. Ltd., or AGSPL, Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, ABMGS Sdn. Bhd., or AGS Malaysia, and PT Advance Business Microsystems Global Solutions, or AGS Indonesia) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on transaction of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, eVentures, ePay, 3rd Brand, CPL and AGSPL, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of AGS Malaysia is the Malaysian ringgit; and the functional currency of AGS Indonesia is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

In the consolidated income statements, income and expenses are reported separately down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statements.

Property and equipment and intangible assets once classified as held-for-sale are neither depreciated nor amortized.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income – net”, respectively.

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

Our financial assets at FVPL include certain short-term investments as at December 31, 2015 and 2014. See Note 28 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. After initial measurement, such financial assets are carried at amortized cost using the effective interest rate, or EIR, method less impairment. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, certain short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at December 31, 2015 and 2014. See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at December 31, 2015 and 2014. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

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

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

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

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2015 and 2014. See Note 28 – Financial Assets and Liabilities.

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

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by IAS 39. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2015 and 2014. See Note 28 – Financial Assets and Liabilities.

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

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities (except for statutory payables), interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2015 and 2014. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

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

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts – Impairment of non-financial assets, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If available-for-sale equity security is impaired, any further decline in the fair value at subsequent reporting date is recognized as impairment. Therefore, at each reporting period, for an equity security that was determined to be impaired, additional impairments are recognized for the difference between fair value and the original cost, less any previously recognized impairment. Impairment losses on equity investments are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized in other comprehensive income.

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

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

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

We use an interest rate swap agreement to hedge our interest rate exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities.

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

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 9 – Property and Equipment and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Internally generated intangibles are not capitalized and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment and intangible assets with definite useful lives

For property and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

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

Goodwill

Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Life for further disclosures relating to impairment of non-financial assets.

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

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by us.

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

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are acting as a principal when we have the significant risks and rewards associated with the rendering of telecommunication services. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

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

Value-Added Services, or VAS

Revenues from VAS include MMS, content downloading (inclusive of browsing) and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue. Revenue is recognized upon service availment.

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

Service revenues from discontinued operations

Our revenues are principally derived from knowledge processing solutions and customer relationship management services in the business process outsourcing operations.

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

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;

•	Net interest on the net defined benefit asset or obligation; and

•	Remeasurements of net defined benefit asset or obligation

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

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

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

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

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

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

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements are listed below. We will adopt these standards and amendments to existing standards which are relevant to us when these become effective. Except for IFRS 9, Financial Instruments, IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, as discussed further below, we do not expect the adoption of these standards and amendments to IFRS to have a significant impact on our consolidated financial statements.

Effective January 1, 2016

•	IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures – Investment entities: Applying the consolidation Exception (Amendments)

•	IAS 27, Separate Financial Statements – Equity Method in Separate Financial Statements (Amendments)

•	IFRS 11, Joint Arrangements – Accounting for Acquisitions of Interests (Amendments)

•	IAS 1, Presentation of Financial Statements – Disclosure Initiative (Amendments)

•	IFRS 14, Regulatory Deferral Accounts

•	IAS 16, Property, Plant and Equipment, and IAS 41, Agriculture – Bearer Plants

•	IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets – Clarification of Acceptable Methods of Depreciation and Amortization (Amendments)

•	Annual Improvements to IFRSs (2012 – 2014 Cycle)

•	IFRS 5, Non-current Assets Held for Sale and Discontinued Operations – Changes in Methods of Disposal

•	IFRS 7, Financial Instruments: Disclosures – Servicing Contracts

•	IFRS 7, Applicability of the Amendments to IFRS 7 to Condensed Interim Financial Statements

•	IAS 19, Employee Benefits – regional market issue regarding discount rate

•	IAS 34, Interim Financial Reporting – disclosure of information ‘elsewhere in the interim financial report’

Effective January 1, 2018

•	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments. The new standard (renamed as IFRS 9) reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The adoption of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will have no impact on the classification and measurement of our financial liabilities. The adoption will also have an effect on our application of hedge accounting and on the amount of its credit losses. We are currently assessing the impact of adopting this standard.

•	IFRS 15, Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 by the IASB and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of adopting this standard.

•	IFRS 16, Leases

On January 13, 2016, the IASB issued its new standard, IFRS 16, which replaces IAS 17, Leases, the current leases standard, and the related Interpretations.

Under the new standard, lessees will no longer classify their leases as either operating or finance leases in accordance with IAS 17. Rather, lessees will apply the single-asset model. Under this model, lessees will recognize the assets and related liabilities for most leases on their balance sheets, and subsequently, will depreciate the lease assets and recognize interest on the lease liabilities in their profit or loss. Leases with a term of 12 months or less or for which the underlying asset is of low value are exempted from these requirements.

The accounting by lessors is substantially unchanged as the new standard carries forward the principles of lessor accounting under IAS 17. Lessors, however, will be required to disclose more information in their financial statements, particularly regarding risk exposure to residual value.

The new standard is effective for annual periods beginning on or after January 1, 2019. Entities may early adopt IFRS 16 but only if they have also adopted IFRS 15. When adopting IFRS 16, an entity is permitted to use either a full retrospective or a modified retrospective approach, with options to use certain transition reliefs. We are currently assessing the impact of adopting this standard.

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

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, and in April 2013, the sale was completed. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, eVentures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense amounted to Php6,376 million, Php6,692 million and Php6,041 million for the years ended December 31, 2015, 2014 and 2013, respectively, while that from discontinued operations amounted to Php86 million for the year ended December 31, 2013. Total finance lease obligations amounted to Php1 million and Php6 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,749 million and Php9,575 million as at December 31, 2015 and 2014, respectively. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in MediaQuest PDRs.

Impairment of available-for-sale equity investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.

Based on our judgment, the decline in fair value of our investment in Rocket as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in profit or loss impairment of the investment in Rocket Internet amounting to Php5,124 million. See related discussion on Note 5 – Income and Expenses and Note 11 – Available-for-Sale Financial Investments.

Accounting for investments in Phunware and AppCard

In 2015, PLDT Capital subscribed to preferred shares of Phunware and AppCard, see Note 10 Investment in Associates, Joint Ventures and Deposits. The investment in Phunware allows PLDT Capital to designate one director in the five-seat board (20% interest) of Phunware for as long as PLDT Capital beneficially owns at least a certain percentage of Phunware’s preferred shares. Likewise, PLDT Capital was assigned one board seat out of the five board members of AppCard for so long as PLDT Capital, together with its affiliates, continues to own at least a certain percentage of AppCard’s capital stock.

Based on our judgment, at the PLDT Group Level, PLDT Capital’s investments in preferred shares give PLDT a significant influence over Phunware and AppCard as evidenced by the board seats assigned to us. This gives us the authority to participate in the financial and operating policy decisions of Phunware and AppCard but neither control nor joint control of those policies. Hence, the investments are accounted for as investment in associates.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the value in use of the CGUs to which these assets are allocated. The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates, joint ventures and deposits, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

Total asset impairment on noncurrent assets amounted to Php10,954 million, Php3,844 million and Php2,143 million for the years ended December 31, 2015, 2014 and 2013, respectively.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and amortization and decrease our property and equipment.

The total depreciation and amortization of property and equipment amounted to Php31,519 million, Php31,379 and Php30,304 million for the years ended December 31, 2015, 2014 and 2013, respectively, while that from discontinued operations amounted to Php153 million for the year ended December 31, 2013. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php195,782 million and Php191,984 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite lives amounted to Php1,076 million, Php1,149 million and Php1,020 million for the years ended December 31, 2015, 2014 and 2013, respectively, while that from discontinued operations amounted to Php55 million for the year ended December 31, 2013. Total carrying values of intangible assets with finite lives amounted to Php5,219 million and Php6,173 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Business combinations

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position. See Note 14 – Business Combinations.

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

For taxable year 2015, Smart shifted to itemized deduction method in computing its taxable income due to decline in gross margin and based on the most recent approved forecast, Smart expects itemized deduction method to be more favorable moving forward. Unrecognized deferred tax assets and liabilities, which were previously valued using the OSD method, are now fully recognized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php10,759 million and Php10,248 million as at December 31, 2015 and 2014, respectively. Total consolidated benefit from deferred income tax amounted to Php4,710 million, Php1,024 million and Php4,401 million for the years ended December 31, 2015, 2014 and 2013, respectively, while provision for deferred income tax from discontinued operations amounted to Php30 million for the year ended December 31, 2013. Total consolidated net deferred income tax assets amounted to Php21,941 million and Php17,131 million as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php3,391 million, Php2,023 million and Php3,171 million for the years ended December 31, 2015, 2014 and 2013, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php24,898 million and Php29,151 million as at December 31, 2015 and 2014, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,882 million, Php1,702 million and Php856 million for the years ended December 31, 2015, 2014 and 2013, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php9 million for the year ended December 31, 2013. The prepaid benefit costs amounted to Php306 million and Php65 million as at December 31, 2015 and 2014, respectively. The accrued benefit costs amounted to Php10,197 million and Php13,131 million as at December 31, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014 and 2013 amounted to Php168 million and Php1,638 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php33 million and Php3,297 million as at December 31, 2015 and 2014, respectively. The LTIP liability amounting to Php3,264 million as at December 31, 2014 was paid in 2015. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,437 million and Php2,068 million as at December 31, 2015 and 2014, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with IAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2015 amounted to Php3,277 million and Php165,572 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2014 amounted to Php3,315 million and Php139,207 million, respectively. See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; Voyager and certain subsidiaries, our mobile applications and digital platforms developer and mobile financial services provider; SBI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operators; ACeS Philippines, our satellite operator; WiFun, our WiFi-enabler and certain subsidiaries of PLDT Global, our mobile virtual network operations provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 5% of our consolidated fixed line subscribers; information and communications technology, infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI Group, Rack IT, AGS Group and Curo; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas; distribution of Filipino channels and content services provided by PGNL and its subsidiaries; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combinations, for further discussion.

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

The segment revenues, net income, and other segment information of our reportable operating segments as at and for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2015
Revenues
External customers	113,985	57,118	—	—	171,103
Service revenues (Note 3)	109,188	53,742	—	—	162,930
Non-service revenues (Notes 3 and 5)	4,797	3,376	—	—	8,173
Inter-segment transactions	1,528	11,747	—	(13,275)	—
Service revenues (Note 3)	1,528	11,733	—	(13,261)	—
Non-service revenues (Notes 3 and 5)	—	14	—	(14)	—

Total revenues	115,513	68,865	—	(13,275)	171,103

Results
Depreciation and amortization (Notes 3 and 9)	17,218	14,301	—	—	31,519
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	8,446	1,286	5,124	—	14,856
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(81)	38	3,284	—	3,241
Interest income (Notes 5, 12 and 16)	308	620	99	(228)	799
Financing costs – net (Notes 5, 9, 21 and 28)	1,799	4,509	179	(228)	6,259
Provision for income tax (Notes 3 and 7)	2,763	1,656	144	—	4,563
Net income / Segment profit	15,434	6,193	448	—	22,075
Adjusted EBITDA	44,237	24,749	(59)	1,291	70,218
Adjusted EBITDA margin	40%	38%	—	—	43%
Core income	22,512	6,539	6,161	—	35,212

Assets and liabilities
Operating assets	217,317	190,856	18,504	(42,226)	384,451
Investments in associates, joint ventures and deposits (Notes 3 and 10)	2,208	12,922	33,573	—	48,703
Deferred income tax assets – net (Notes 3 and 7)	8,249	13,692	—	—	21,941

Total assets	227,774	217,470	52,077	(42,226)	455,095

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)

Operating liabilities	171,131	182,085	12,149	(27,872)	337,493
Deferred income tax liabilities – net (Notes 3 and 7)	3,146	412	146	—	3,704

Total liabilities	174,277	182,497	12,295	(27,872)	341,197

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	30,311	12,864	—	—	43,175

December 31, 2014
Revenues
External customers	117,297	53,538	—	—	170,835
Service revenues (Note 3)	113,455	51,488	—	—	164,943
Non-service revenues (Notes 3 and 5)	3,842	2,050	—	—	5,892
Inter-segment transactions	1,582	12,640	—	(14,222)	—
Service revenues (Note 3)	1,582	12,619	—	(14,201)	—
Non-service revenues (Notes 3 and 5)	—	21	—	(21)	—

Total revenues	118,879	66,178	—	(14,222)	170,835

Results
Depreciation and amortization (Notes 3 and 9)	16,375	15,004	—	—	31,379
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	5,620	426	—	—	6,046
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(11)	63	3,789	—	3,841
Interest income (Notes 5, 12 and 16)	217	350	295	(110)	752
Financing costs – net (Notes 5, 9, 21 and 28)	1,646	3,724	60	(110)	5,320
Provision for income tax (Notes 3 and 7)	7,158	2,818	82	—	10,058
Net income / Segment profit	21,895	6,722	5,473	—	34,090
Adjusted EBITDA	50,917	24,555	(56)	1,334	76,750
Adjusted EBITDA margin	44%	38%	—	—	47%
Core income	25,176	6,691	5,543	—	37,410

Assets and liabilities
Operating assets	200,981	199,098	34,791	(57,752)	377,118
Investments in associates, joint ventures and deposits (Notes 3 and 10)	492	11,956	29,598	—	42,046
Deferred income tax assets – net (Notes 3 and 7)	3,504	13,627	—	—	17,131

Total assets	204,977	224,681	64,389	(57,752)	436,295

Operating liabilities	143,463	169,706	13,867	(29,836)	297,200
Deferred income tax liabilities – net (Notes 3 and 7)	3,367	1,015	45	—	4,427

Total liabilities	146,830	170,721	13,912	(29,836)	301,627

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	23,048	11,711	—	—	34,759

December 31, 2013
Revenues
External customers	117,615	50,596	—	—	168,211
Service revenues (Note 3)	114,971	48,961	—	—	163,932
Non-service revenues (Notes 3 and 5)	2,644	1,635	—	—	4,279
Inter-segment transactions	1,708	11,935	—	(11,935)	—
Service revenues (Note 3)	1,708	11,873	—	(11,873)	—
Non-service revenues (Notes 3 and 5)	—	62	—	(62)	—

Total revenues	119,323	62,531	—	(11,935)	168,211

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)

Results
Depreciation and amortization (Notes 3 and 9)	16,358	13,946	—	—	30,304
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	3,918	1,625	—	—	5,543
Equity share in net earnings of associates and joint ventures (Note 10)	(54)	(86)	2,882	—	2,742
Interest income (Notes 5, 12 and 16)	324	392	249	(33)	932
Financing costs – net (Notes 5, 9, 21 and 28)	3,232	3,390	—	(33)	6,589
Provision for income tax (Notes 3 and 7)	8,862	(698)	84	—	8,248
Net income / Segment profit	21,921	7,809	3,508	146	35,453
Continuing operations	21,921	7,809	3,508	146	33,384
Discontinued operations (Notes 2 and 8)	—	—	—	—	2,069
Adjusted EBITDA from continuing operations	54,703	21,238	(5)	1,496	77,432
Adjusted EBITDA margin	47%	35%	—	—	47%
Core income	26,499	9,061	3,110	146	38,717
Continuing operations	26,499	9,061	3,110	146	38,816
Discontinued operations	—	—	—	—	(99)

Assets and liabilities
Operating assets	195,212	172,293	15,522	(38,880)	344,147
Investments in associates, joint ventures and deposits	—	11,685	29,625	—	41,310
Deferred income tax assets – net	999	13,182	—	—	14,181

Total assets	196,211	197,160	45,147	(38,880)	399,638

Operating liabilities	133,977	143,891	1,220	(21,213)	257,875
Deferred income tax liabilities – net	3,591	819	27	—	4,437

Total liabilities	137,568	144,710	1,247	(21,213)	262,312

Other segment information
Capital expenditures, including capitalized interest	17,092	11,746	—	—	28,838

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	(in million pesos)
Adjusted EBITDA from continuing operations	70,218	76,750	77,432
Add (deduct) adjustments to continuing operations:
Equity share in net earnings of associates and joint ventures (Note 10)	3,241	3,841	2,742
Interest income (Notes 5, 12 and 16)	799	752	932
Gains (losses) on derivative financial instruments – net (Note 28)	420	(101)	511
Amortization of intangible assets (Notes 3 and 15)	(1,076)	(1,149)	(1,020)
Foreign exchange losses – net (Notes 9 and 28)	(3,036)	(382)	(2,893)
Provision for income tax (Notes 3 and 7)	(4,563)	(10,058)	(8,248)
Financing costs – net (Notes 5, 9, 21 and 28)	(6,259)	(5,320)	(6,589)
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	(10,954)	(3,844)	(2,143)
Depreciation and amortization (Notes 3 and 9)	(31,519)	(31,379)	(30,304)
Retroactive effect of adoption of Revised IAS 19	—	—	(1,269)
Other income – net	4,804	4,980	4,233

Total adjustments	(48,143)	(42,660)	(44,048)

Net income from continuing operations	22,075	34,090	33,384
Net income from discontinued operations (Note 8)	—	—	2,069

Consolidated net income	22,075	34,090	35,453

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	(in million pesos)
Consolidated core income from continuing operations	35,212	37,410	38,816
Consolidated core income from discontinued operations	—	—	(99)

Consolidated core income	35,212	37,410	38,717
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs (Note 28)	762	208	816
Net income (loss) attributable to noncontrolling interests	10	(1)	33
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(179)	(79)	59
Foreign exchange losses – net (Notes 9 and 28)	(3,036)	(382)	(2,893)
Asset impairment (Notes 3, 5, 9 and 11)	(10,954)	(3,844)	(2,143)
Casualty losses due to typhoon “Yolanda”	—	—	(878)
Retroactive effect of adoption of Revised IAS 19	—	—	(1,269)
Net tax effect of aforementioned adjustments	260	778	843

Total adjustments	(13,137)	(3,320)	(5,432)

Adjustments to discontinued operations	—	—	2,168

Net income from continuing operations	22,075	34,090	33,384
Net income from discontinued operations (Note 8)	—	—	2,069

Consolidated net income	22,075	34,090	35,453

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Core EPS from continuing operations	162.70	162.70	172.88	172.88	179.38	179.38
Core EPS from discontinued operations	—	—	—	—	(0.45)	(0.45)

Consolidated core EPS	162.70	162.70	172.88	172.88	178.93	178.93
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs (Note 28)	2.47	2.47	0.55	0.55	2.65	2.65
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(0.83)	(0.83)	(0.37)	(0.37)	0.27	0.27
Foreign exchange losses – net (Note 28)	(11.85)	(11.85)	(1.40)	(1.40)	(9.61)	(9.61)
Asset impairment (Notes 3, 5, 9 and 11)	(50.64)	(50.64)	(14.15)	(14.15)	(9.92)	(9.92)
Casualty losses due to typhoon “Yolanda”	—	—	—	—	(3.58)	(3.58)
Retroactive effect of adoption of Revised IAS 19	—	—	—	—	(5.10)	(5.10)

Total adjustments	(60.85)	(60.85)	(15.37)	(15.37)	(25.29)	(25.29)

Adjustments to discontinued operations	—	—	—	—	10.03	10.03

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	101.85	101.85	157.51	157.51	154.09	154.09
EPS from discontinued operations attributable to common equity holders of PLDT (Note 8)	—	—	—	—	9.58	9.58

Consolidated EPS attributable to common equity holders of PLDT (Note 8)	101.85	101.85	157.51	157.51	163.67	163.67

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	(in million pesos)
Wireless services
Service revenues:
Cellular	96,298	101,297	104,278
Broadband and others	11,842	11,102	10,401
Digital platforms and mobile financial services	1,048	1,056	292

	109,188	113,455	114,971
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems (Note 5)	4,797	3,842	2,644

Total wireless revenues	113,985	117,297	117,615

Fixed line services
Service revenues:
Local exchange	16,979	16,487	16,173
International long distance	5,243	6,534	6,848
National long distance	3,577	3,986	4,205
Data and other network	27,170	23,721	21,077
Miscellaneous	773	760	658

	53,742	51,488	48,961
Non-service revenues:
Sale of computers (Note 5)	2,690	1,522	1,160
Point-product-sales (Note 5)	686	528	475

	3,376	2,050	1,635

Total fixed line revenues	57,118	53,538	50,596

Total revenues	171,103	170,835	168,211

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2015, 2014 and 2013.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2015, 2014 and 2013 consist of the following:

	2015	2014	2013
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	7,487	5,364	3,804
Point-product-sales	686	528	475

Total non-service revenues (Note 4)	8,173	5,892	4,279

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2015, 2014 and 2013 consist of the following:

	2015	2014	2013
	(in million pesos)
Salaries and other employee benefits	17,960	16,637	17,034
Pension benefit costs (Notes 3 and 26)	1,882	1,702	828
Manpower rightsizing program, or MRP	1,764	242	1,869
Incentive plans (Notes 3 and 26)	—	168	1,638

Total compensation and employee benefits	21,606	18,749	21,369

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

Cost of Sales

Cost of sales for the years ended December 31, 2015, 2014 and 2013 consist of the following:

	2015	2014	2013
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	15,794	13,055	11,380
Cost of point-product-sales	579	432	376
Cost of content	225	—	—
Cost of satellite air time and terminal units (Note 25)	16	25	50

Total cost of sales	16,614	13,512	11,806

Asset Impairment

Asset impairment for the years ended December 31, 2015, 2014 and 2013 consist of the following:

	2015	2014	2013
	(in million pesos)
Property and equipment (Notes 3 and 9)	5,788	3,844	2,142
Available-for-sale securities (Notes 3 and 11)	5,124	—	—
Trade and other receivables (Notes 3 and 17)	3,391	2,023	3,171
Inventories and supplies (Note 18)	511	179	229
Others (Note 3)	42	—	1

Total asset impairment	14,856	6,046	5,543

Interest Income

Interest income for the years ended December 31, 2015, 2014 and 2013 consist of the following:

	2015	2014	2013
	(in million pesos)
Interest income on other loans and receivables	742	533	790
Interest income on HTM investments (Note 12)	43	211	135
Interest income on FVPL	14	8	7

Total interest income (Notes 4, 12 and 16)	799	752	932

Financing Costs – net

Financing costs – net for the years ended December 31, 2015, 2014 and 2013 consist of the following:

	2015	2014	2013
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	6,289	5,429	5,086
Accretion on financial liabilities (Notes 21 and 28)	231	165	1,541
Financing charges	109	168	383
Capitalized interest (Notes 4, 9 and 21)	(370)	(442)	(421)

Total financing costs – net (Notes 4, 9, 21 and 28)	6,259	5,320	6,589

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains (losses) on available-for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2015	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)
Other comprehensive income (loss)	35	(8,135)	31	(1)	(1,598)	(249)	(9,917)	10	(9,907)

Balances as at December 31, 2015	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)

Balances as at January 1, 2014	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)
Other comprehensive income (loss)	(7)	8,144	(74)	364	(4,874)	(357)	3,196	4	3,200

Balances as at December 31, 2014	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)

Balances as at January 1, 2013	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)
Other comprehensive income (loss)	802	(8)	(16)	(1)	(9,156)	1,020	(7,359)	(8)	(7,367)
Discontinued operations (Note 2)	(747)	—	12	—	—	—	(735)	—	(735)

Balances as at December 31, 2013	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	21,941	17,131
Net deferred income tax liabilities (Note 4)	3,704	4,427

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	4,182	3,026
Pension and other employee benefits	3,142	4,484
Accumulated provision for doubtful accounts	2,921	2,579
Customer list and trademark	2,654	1,115
Provision for other assets	2,552	461
Unrealized foreign exchange losses	2,335	1,475
Unearned revenues	1,730	2,179
NOLCO	1,238	100
Fixed asset impairment	1,219	2,531
Derivative financial instruments	230	435
Accumulated write-down of inventories to net realizable values	224	210
Undepreciated capitalized interest charges	(1,378)	(1,554)
MCIT	—	2
Others	892	88

Total deferred income tax assets – net	21,941	17,131

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,808	2,973
Unamortized fair value adjustment on fixed assets from business combinations	458	511
Unrealized foreign exchange gains	159	689
Undepreciated capitalized interest charges	9	9
Others	270	245

Total deferred income tax liabilities – net	3,704	4,427

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	17,131	14,181
Net deferred income tax liabilities – balance at beginning of the year (Note 4)	(4,427)	(4,437)

Net balance at beginning of the year	12,704	9,744
Benefit from deferred income tax (Note 3)	4,710	1,024
Movement charged directly to other comprehensive income	784	1,988
Excess MCIT deducted against RCIT due	—	(33)
Others	39	(19)

Net balance at end of the year	18,237	12,704

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	21,941	17,131
Net deferred income tax liabilities – balance at end of the year (Notes 3 and 4)	(3,704)	(4,427)

The analysis of our consolidated net deferred income tax assets as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	20,964	16,432
Deferred income tax assets to be recovered within 12 months	3,076	2,828

	24,040	19,260

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,341)	(1,666)
Deferred income tax liabilities to be settled within 12 months	(758)	(463)

	(2,099)	(2,129)

Net deferred income tax assets (Notes 3 and 4)	21,941	17,131

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	11	34
Deferred income tax assets to be recovered within 12 months	3	8

	14	42

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,469)	(3,728)
Deferred income tax liabilities to be settled within 12 months	(249)	(741)

	(3,718)	(4,469)

Net deferred income tax liabilities (Note 4)	(3,704)	(4,427)

Provision for (benefit from) corporate income tax for the years ended December 31, 2015, 2014 and 2013 consist of:

	2015	2014	2013
	(in million pesos)
Current	9,273	11,082	12,649
Deferred (Note 3)	(4,710)	(1,024)	(4,401)

	4,563	10,058	8,248

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
	(in million pesos)
Provision for income tax at the applicable statutory tax rate
Continuing operations	9,529	13,244	12,490
Discontinued operations (Note 2)	—	—	637

	9,529	13,244	13,127

Tax effects of:
Nondeductible expenses	1,171	450	235
Difference between OSD and itemized deductions	(33)	(242)	(1,397)
Income subject to lower tax rate	(104)	(110)	(702)
Income not subject to income tax	(168)	(417)	(622)
Income subject to final tax	(680)	(224)	(899)
Equity share in net earnings of associates and joint ventures	(972)	(1,152)	(822)
Net movement in unrecognized deferred income tax assets and other adjustments	(4,180)	(1,491)	(617)

	(4,966)	(3,186)	(4,824)

Actual provision for corporate income tax:
Continuing operations	4,563	10,058	8,248
Discontinued operations (Note 2)	—	—	55

	4,563	10,058	8,303

We review the carrying amounts of deferred income tax assets at the end of each reporting period. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting period. This forecast is based on the past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

For taxable year 2014, Smart opted to use OSD method in computing its taxable income. In line with this, certain deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,259 million as at December 31, 2014.

For taxable year 2015, Smart shifted to itemized deduction method in computing its taxable income due to decline in gross margin and based on the most recent approved forecast, Smart expects itemized deduction method to be more favorable moving forward. Unrecognized deferred tax assets and liabilities, which were previously valued using the OSD method, are now fully recognized.

Accordingly, Smart’s deferred income tax assets and liabilities that were recognized as at December 31, 2015 and 2014 amounted to Php6,014 million and Php503 million, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of deferred income tax assets.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Fixed asset impairment	12,338	9,250
NOLCO	7,194	7,966
Accumulated provision for doubtful accounts	5,216	4,321
Provisions for other assets	5,098	3,611
Unearned revenues	3,417	5,036
Asset retirement obligation	588	859
MCIT	398	395
Unrealized foreign exchange losses	312	40
Accumulated write-down of inventories to net realizable values	231	119
Pension and other employee benefits	94	1,356
Derivative financial instruments	26	69
Operating lease and others	22	218

	34,934	33,240

Unrecognized deferred income tax assets (Note 3)	10,759	10,248

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. DMPI’s deferred income tax assets that were recognized amounted to Php1,821 million and Php1,461 million as at December 31, 2015 and 2014, respectively. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php9,874 million and Php9,564 million as at December 31, 2015 and 2014, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2015 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2013	December 31, 2016	232	1,925
December 31, 2014	December 31, 2017	81	5,970
December 31, 2015	December 31, 2018	85	3,428

		398	11,323

Consolidated tax benefits		398	3,397
Consolidated unrecognized deferred income tax assets		(398)	(2,159)

Consolidated recognized deferred income tax assets		—	1,238

The excess MCIT totaling Php398 million as at December 31, 2015 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to nil, Php33 million and Php9 million for the years ended December 31, 2015, 2014 and 2013, respectively. The amount of expired portion of excess MCIT amounted to Php91 million, Php61 million and Php11 million for the years ended December 31, 2015, 2014 and 2013, respectively.

NOLCO totaling Php11,323 million as at December 31, 2015 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php14 million, Php130 million and Php6,643 million for the years ended December 31, 2015, 2014 and 2013, respectively. The amount of expired portion of excess NOLCO amounted to nil, Php39 million and Php23 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered with Subic Bay Freeport Enterprise, while ClarkTel is registered with Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

On June 14, 2012, the PEZA through its Resolution No. 12-312, approved the transfer of all rights, obligations and assets of IPCDSI under its Registration Agreement with the PEZA dated April 24, 2006 and Supplemental Agreements with the PEZA dated November 13, 2007 and June 29, 2011 subject to submission by IPCDSI of certain requirements. At the same time, the PEZA registration of IPCDSI as an Economic Information Technology (IT) Enterprise was cancelled effective June 1, 2012.

The Registration Agreement dated April 24, 2006 provided that the IPCDSI’s IT operations shall be covered by the 5% gross income tax incentive, in lieu of national and local taxes, including additional deductions for training expenses. IPCDSI shall also be entitled to following incentives: (a) duty and tax exemption on importation; (b) exemption from wharfage dues and export tax, impost or fees; and (c) VAT zero rating of local purchases subject to compliance with BIR and PEZA requirements.

Supplemental agreements dated November 13, 2007 and June 29, 2011 provided the approval of PEZA registration which granted the non-pioneer status and tax incentives under R.A. 7916 for the additional activity on the expansion project in RCBC Plaza and on the new project in Bonifacio Technology Center Building, respectively. Further, the expansion project shall be entitled to three years Income Tax Holiday, or ITH incentive, subject to required conditions, starting from its commercial operations on June 1, 2012, while the new project shall be entitled to four years ITH incentive, subject to required conditions, starting from its commercial operations on October 23, 2011. Both projects were subjected to 5% gross income tax upon the expiration of ITH incentive on October 23, 2015.

Consolidated income derived from non-registered activities with Economic Zone and Board of Investments, or BOI, is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php55 million, Php40 million and Php39 million for the years ended December 31, 2015, 2014 and 2013, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	22,065	22,065	34,091	34,091	33,351	33,351
Discontinued operations (Notes 2 and 4)	—	—	—	—	2,069	2,069

Consolidated net income attributable to common shares (Note 4)	22,065	22,065	34,091	34,091	35,420	35,420
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(60)	(60)

Consolidated net income attributable to common equity holders of PLDT	22,006	22,006	34,032	34,032	35,360	35,360

	(in thousands, except per share amounts which are in pesos)

Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056

EPS from continuing operations attributable to common equity holders of PLDT (Notes 4)	101.85	101.85	157.51	157.51	154.09	154.09
EPS from discontinued operations attributable to common equity holders of PLDT (Notes 2 and 4)	—	—	—	—	9.58	9.58

EPS attributable to common equity holders of PLDT (Note 4)	101.85	101.85	157.51	157.51	163.67	163.67

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2015 and 2014 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at January 1, 2014
Cost	175,695	115,625	152,885	26,441	48,595	966	11,091	2,943	47,045	581,286
Accumulated depreciation, impairment and amortization	(118,991)	(95,197)	(105,874)	(15,439)	(42,061)	(966)	(9,834)	(259)	—	(388,621)

Net book value	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665

Year Ended December 31, 2014
Net book value at beginning of the year	56,704	20,428	47,011	11,002	6,534	—	1,257	2,684	47,045	192,665
Additions	1,788	472	9,233	181	2,246	—	544	5	20,430	34,899
Disposals/Retirements	(14)	(21)	(173)	(36)	(57)	—	—	—	(1)	(302)
Translation differences charged directly to cumulative translation adjustments	—	1	—	—	1	—	—	—	—	2
Acquisition through business combinations (Note 14)	—	—	—	—	502	—	—	—	192	694
Impairment losses recognized during the year (Note 5)	(1)	(227)	(3,606)	—	(10)	—	—	—	—	(3,844)
Reclassifications (Note 13)	(57)	(202)	23	(1)	(162)	—	114	508	(972)	(749)
Transfers and others	5,683	4,431	3,960	333	2,125	—	92	4	(16,628)	—
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,944)	(4,807)	(11,243)	(1,337)	(3,363)	—	(684)	(1)	—	(31,379)

Net book value at end of the year (Note 3)	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984

As at December 31, 2014
Cost	182,019	118,149	161,246	26,844	51,017	966	11,830	3,461	50,066	605,598
Accumulated depreciation, impairment and amortization	(127,860)	(98,074)	(116,041)	(16,704)	(43,201)	(966)	(10,507)	(261)	—	(413,614)

Net book value (Note 3)	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984

Year Ended December 31, 2015
Net book value at beginning of the period (Note 3)	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984
Additions	2,258	540	10,276	239	2,309	—	519	15	27,076	43,232
Disposals/Retirements	(6)	(96)	(37)	(214)	(227)	—	—	(33)	(23)	(636)
Translation differences charged directly to cumulative translation adjustments	1	4	—	—	2	—	—	—	—	7
Reclassifications (Note 13)	(42)	611	121	484	(666)	—	41	(4)	(2,041)	(1,496)
Transfers and others	4,185	2,456	7,773	300	2,358	—	594	2	(17,668)	—
Impairment losses recognized during the year (Notes 3 and 5)	(2,343)	—	(3,358)	—	(87)	—	—	—	—	(5,788)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,975)	(4,059)	(11,902)	(1,452)	(3,336)	—	(793)	(2)	—	(31,519)

Net book value at end of the year (Note 3)	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782

As at December 31, 2015
Cost	187,195	112,867	177,118	27,162	53,797	966	12,962	3,441	57,410	632,918
Accumulated depreciation, impairment and amortization	(138,958)	(93,336)	(129,040)	(17,667)	(45,628)	(966)	(11,278)	(263)	—	(437,136)

Net book value (Note 3)	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782

Substantially all of our telecommunications equipment were purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than the Philippine peso, which are principally in U.S. dollars. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php370 million, Php442 million and Php421 million for the years ended December 31, 2015, 2014 and 2013, respectively. See Note 5 – Income and Expenses – Financing Costs – net. Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,553 million and Php6,124 million as at December 31, 2015 and 2014, respectively. The average interest capitalization rates used were approximately 4% for the years ended December 31, 2015, 2014 and 2013.

Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php274 million and Php143 million as at December 31, 2015 and 2014, respectively. Our net foreign exchange differences, which qualified as borrowing costs amounted to Php144 million, Php71 million and Php80 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php3 million and Php10 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities

In 2014, SBI and PDSI recognized impairment losses equivalent to the net book values of our Canopy and Wimax equipment. Canopy and Wimax technologies have become less preferable as telecommunications operators shift to LTE which offers improved speed and more compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out TD-LTE sites in 2014 and 2015 and migrate all existing Canopy and Wimax subscribers to the new technology as network coverage for TD-LTE increases. Total impairment losses recognized for the year ended December 31, 2014 amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

In 2014, PLDT implemented a massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT recognized an impairment provision equivalent to the net book value of certain transmission facilities replaced by the program amounting to Php227 million for the year ended December 31, 2014.

In December 2015, DMPI recognized an impairment loss of Php5,789 million pertaining to network assets affected by the convergence program of Smart and DMPI. Network assets impaired in 2015 consist mainly of core and transport equipment in Metro Manila and Cebu, which were not included in the initial program as management’s original strategy was to minimize the risk of service disruption for Sun subscribers in critical and high traffic areas. We decided to change the strategy for network convergence, that is, to fully integrate the network of Smart and DMPI, as management believes that the converged network will be resilient enough to address any risk of service disruption in the critical and high traffic areas.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10.	Investments in Associates, Joint Ventures and Deposits

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs (Notes 3 and 26)	12,749	9,575
Asia Outsourcing Beta Limited, or Beta	654	545
AF Payments, Inc., or AFPI, (formerly Automated Fare Collection System, Inc.)(*)	533	492
Phunware (Note 3)	384	—
Appcard (Note 3)	231	—
Digitel Crossing, Inc., or DCI	173	131
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—

	14,724	10,743

Carrying value of investments in joint ventures:
Beacon Electric Asset Holdings, Inc., or Beacon	32,304	29,053
Philippines Internet Holding S.à.r.l., or PHIH	1,595	—
Ecommerce Pay Holding S.à.r.l., or mePay Global	80	—

	33,979	29,053

Deposit for future PDRs subscription:
MediaQuest (Notes 3 and 26)	—	2,250

Total carrying value of investments in associates, joint ventures and deposits (Note 4)	48,703	42,046

(*)	On February 26, 2015, AFPI through its Board of Directors and stockholders amended its corporate name to AF Payments, Inc.

Changes in the cost of investments and deposits for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Balance at beginning of the year	37,724	37,074
Additions during the year	3,413	803
Business combinations (Note 14)	—	(155)
Translation and other adjustments	13	2

Balance at end of the year	41,150	37,724

Changes in the accumulated impairment losses for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Balance at beginning of the year	1,884	1,883
Translation and other adjustments	4	1

Balance at end of the year	1,888	1,884

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Balance at beginning of the year	6,206	6,119
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	3,241	3,841
Beacon	3,205	3,222
DCI	114	24
Beta	79	567
MediaQuest PDRs	(76)	53
AFPI	(81)	(11)
PG1	—	(14)
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	2,838	1,418
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(249)	(357)
Dividends	(2,544)	(4,855)
Business combinations (Note 14)	—	58
Translation and other adjustments	(51)	(18)

Balance at end of the year	9,441	6,206

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

On March 5, 2013, PLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 26 – Employee Benefits – Investment in MediaQuest.

The carrying value of investment in MediaQuest PDRs amounted to Php12,749 million and Php9,575 million as at December 31, 2015 and 2014, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in MediaQuest through PDRs.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multi-media content to its customers across the PLDT Group’s broadband and mobile networks.

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

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries.

On October 1, 2014, Asia Outsourcing Gamma Limited, or AOGL,’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

The carrying value of investment in common shares amounted to Php654 million and Php545 million as at December 31, 2015 and 2014, respectively. The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php265 million and Php233 million were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at December 31, 2015 and 2014, respectively. See related discussion on Note 12 – Investment in Debt Securities and Other Long-term Investments.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority. The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines. The AFCS Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecoms, Inc., or Globe, for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bid for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed for 503 million shares equivalent to a 20% equity interest in AFPI at a subscription price of Php1.00 per share.

On June 30, 2014, MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

On January 20, 2015, the Board of Directors of AFPI approved an additional cash call on unpaid subscription of Php800 million to fund its expenditures, which was paid on March 30, 2015 by the shareholders in proportion to their share subscriptions. Smart contributed an additional Php160 million for its 20% share in AFPI.

On November 17, 2015, the Board of Directors of AFPI approved the increase in authorized capital stock from Php2,550 million divided into 2,550 million shares with par value of Php1.00 per share to Php5,000 million divided into 5,000 million shares with par value of Php1.00 per share. AFPI subsequently issued a total of 612.5 million shares with par value of Php1.00 per share to all of its existing shareholders in proportion to their current shareholdings. Smart subscribed to an additional capital of Php122.5 million representing its proportionate share in the capital increase.

The carrying value of Smart’s investment in AFPI amounted to Php533 million, including subscription payable of Php166 million as at December 31, 2015 and Php492 million, including subscription payable of Php203 million as at December 31, 2014. Smart has significant influence over AFPI given its 20% voting interest and its Board representation.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation. Phunware is an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. By pioneering the multiscreen as a service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor location-based marketing and advertising to content management, notifications and analytics, indoor mapping, navigation and wayfinding.

The US$5 million Note was issued and paid on September 4, 2015. On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million. On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On September 3, 2015, PLDT Capital also entered into a Memorandum of Understanding with Phunware to establish a joint venture that will exclusively market and distribute Phunware’s targeted mobile and multiscreen solutions in the Philippines and the rest of Southeast Asia. Consequently, on November 11, 2015, PLDT Capital incorporated Phunware Southeast Asia Pte. Ltd., through which the joint venture will conduct its operations in the region.

Investment of PLDT Capital in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million Convertible Series B Preferred Stock was paid on October 9, 2015.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

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

Digitel has no control over ANPC. Though Digitel owns more than half of the voting interest in ANPC because of certain governance matters, management has assessed that Digitel only has significant influence and not control.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the joint venture agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at March 16, 2016, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ACeS Philippines in AIL

As at December 31, 2015, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php70 million and Php361 million for the years ended December 31, 2015 and 2014, respectively, while unrecognized share in net loss amounted to Php19 million for the year ended December 31, 2014. Share in net cumulative losses amounting to Php2,075 million and Php1,852 million as at December 31, 2015 and 2014, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with IFRS for equity investees in which we have significant influence as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013:

	2015	2014
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	8,520	4,463
Current assets	4,493	2,797
Equity	2,119	(1,594)
Noncurrent liabilities	4,186	4,471
Current liabilities	6,708	4,383

	2015	2014	2013
	(in million pesos)
Income Statements:
Revenues	6,533	4,707	1,991
Expenses	6,362	4,299	1,848
Other income – net	47	238	159
Net income	218	646	302
Other comprehensive income	—	—	—
Total comprehensive income	218	646	302

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2015 and 2014.

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

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Boards of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common shares with a par value of Php1.00 per share and 2,000 million preferred shares with a par value of Php1.00 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150.00 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150.00 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150.00 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same time. The transfers of the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million and Php8,145 million on May 12, 2010 and October 25, 2011, respectively, for the difference between the transfer price of the Meralco shares to Beacon and the carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred shares to MPIC for total cash consideration of Php3,563 million, which sale was completed on June 29, 2012. Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into Share Purchase Agreements with MPIC with the following details:

Date	Number of Shares Sold	% of Meralco Shareholdings Sold	Price Per Share	Total Price	Deferred Gain Realized(1)
	(in millions)			(in millions)	(in millions)
June 24, 2014	56.35	5%	Php235.00	Php13,243	Php1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recorded when the Meralco shares were transferred to Beacon.

On June 24, 2014, MPIC settled portion of the consideration amounting to Php3,000 million and the balance was paid on February 27, 2015 amounting to Php10,243 million.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans. MPIC will pay Beacon the balance of Php8,487 million on or before July 2016.

PCEV’s effective interest in Meralco, through Beacon, was reduced to 17.48% from 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 32.48% from 27.48% as at December 31, 2015 and 2014, respectively. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remained at 49.96% as at December 31, 2015 and 2014.

The carrying value of PCEV’s investment in Beacon, net of deferred gain of Php9,924 and Php12,762 million, was Php32,304 million and Php29,053 million as at December 31, 2015 and 2014, respectively.

As at December 31, 2015, Beacon effectively owns 394 million Meralco common shares representing approximately 34.96% effective ownership in Meralco with a carrying value of Php87,831 million and market value of Php126,099 million based on quoted price of Php320 per share. As at December 31, 2014, Beacon effectively owns 507 million Meralco common shares representing approximately 44.96% effective ownership in Meralco with a carrying value of Php112,819 million and market value of Php129,733 million based on quoted price of Php256 per share.

Beacon’s Dividend Declaration

A summary of Beacon’s dividend declarations are shown below:

Date of Declaration	Date of Payment	Holders	Amount	Share of PCEV
			(in millions)
February 26, 2015	February 27, 2015	Common	Php4,277	Php2,139
March 30, 2015	April 24, 2015	Preferred	810	405

Total dividends declared as at December 31, 2015			5,087	2,544

March 19 and 31, 2014	May 2014	Preferred	810	405
June 24, 2014	June 27, 2014	Common	2,900	1,450
November 17, 2014	February 27, 2015	Common	6,000	3,000

Total dividends declared as at December 31, 2014			Php9,710	Php4,855

PCEV’s share in the cash dividends was deducted from the carrying value of the investment in a joint venture.

Beacon’s Financing

Beacon has outstanding loans amounting to Php12,260 million and Php35,195 million as at December 31, 2015 and 2014, respectively, which were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. The loans were not included in our consolidated long-term debt.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket entered into a joint venture agreement to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines. PLDT, through iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, are shareholders in PHIH.

PHIH focuses on creating and developing online businesses in the Philippines, leveraging local market and business model insights, facilitating commercial, strategic and investment partnerships, enabling local recruiting and sourcing, and accelerating the rollout of online startups.

PLDT, through iCommerce, acquired a 33.33% equity interest in PHIH. iCommerce has the option to increase its equity interest to 50%. iCommerce became a shareholder of PHIH on October 14, 2015 and paid approximately €7.4 million on October 27, 2015 for the first installment. The carrying value of the investment in PHIH amounted to €30.6 million, or Php1,595 million, including subscription payable of €22.6 million, or Php1,176 million, as at December 31, 2015. Total capitalized professional fees and other start-up costs for the investment in PHIH amounted to Php31 million as at December 31, 2015.

eInnovations’ Investment in MePay Global

On January 6, 2015, PLDT, through eInnovations, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner holds a 50% equity interest. MePay Global is a global joint venture for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of MePay Global, and on August 11, 2015, invested €1.2 million into MePay Global.

On February 3, 2016, eInnovations further contributed, via its subsidiary ePay the intellectual property, platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the joint venture agreement. Rocket has contributed, among other things, its participation in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013:

	2015	2014
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	87,831	112,819
Current assets	10,874	10,774
Equity	85,325	84,051
Noncurrent liabilities	12,148	35,004
Current liabilities	1,231	4,538

Additional Information:
Cash and cash equivalents	2,270	3,577
Current financial liabilities*	1,084	1,260
Noncurrent financial liabilities*	11,176	33,935

*	Excluding trade, other payables and provisions.

	2015	2014	2013
	(in million pesos)
Income Statements:
Revenues – equity share in net earnings	6,899	8,202	8,017
Expenses	9	3	170
Interest income	455	205	28
Interest expense	1,723	2,315	2,369
Net income	6,539	6,439	5,450
Other comprehensive income (loss)	(497)	18	390
Total comprehensive income	6,041	6,457	5,840

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at December 31, 2015 and 2014:

	2015	2014
	(in million pesos)
Beacon’s equity	85,325	84,051
PCEV’s ownership interest	50%	50%

Share in net assets of Beacon	42,663	42,025
Purchase price allocation adjustments	(88)	(53)
Deferred gain on transfer of Meralco shares	(9,924)	(12,762)
Others	(347)	(157)

Carrying amount of interest in Beacon	32,304	29,053

The table below presents our aggregate share in the statements of financial position of our investments in individually immaterial joint ventures as at December 31, 2015 and 2014:

	2015	2014
	(in million pesos)
Noncurrent assets	—	—
Current assets	2	4
Equity	2	2
Current liabilities	—	2

Our aggregate share in the revenues, expenses, other expenses – net, net loss, other comprehensive income, and total comprehensive loss of our investments in individually immaterial joint ventures for the years ended December 31, 2015, 2014 and 2013 are considered immaterial in relation to our consolidated financial statements.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2015 and 2014.

11.	Available-for-Sale Financial Investments

Investment of PLDT Online in iFlix Limited, or iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million. The convertible note was issued and paid on August 11, 2015. iFlix will use the funds to continue roll out of the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible notes held by PLDT Online were converted into 20.7 million ordinary shares of iFlix after Southeast Asia’s leading internet TV service provider completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group, through its subsidiary, PT Surya Citra Media Tbk, or SCMA. PLDT Online’s shares account for the 7.5% of the total equity stock of iFlix which had a post money valuation of US$450 million following the investments of Sky Plc and SCMA.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation. Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology. Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and is entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016. PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

PLDT Online’s Investment in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (one on September 8 and one on September 15, 2014), which it funded from available cash and new debt. In accordance with PLDT’s right to appoint one member of Rocket’s nine-person supervisory board, on August 22, 2014, PLDT’s then President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the supervisory board.

Concurrently with the investment, PLDT and Rocket agreed pursuant to a joint venture agreement to jointly develop mobile and online payments in emerging markets. The partnership is expected to leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” Our ownership stake in Rocket after the IPO was reduced to 6.6%. In February 2015, due to additional issuances of shares by Rocket, our ownership percentage in Rocket was further reduced to 6.1%. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of the cost of investment amounted to Php134 million.

Further details on investment in Rocket are as follows:

	2015	2014
Closing price per share at year-end (in Euros)	28.24	51.39
Total market value as at year-end (in million Euros)	285	519
Total market value as at year-end (in million pesos)	14,587	27,855
Net gains (losses) from changes in fair value recognized during the year (in million pesos)	(13,268)	8,144

Our cumulative unrealized gain on investment in Rocket amounting to Php8,144 million was recognized in our consolidated other comprehensive income as at December 31, 2014.

Our cumulative net losses from changes in fair value amounting to Php5,124 million as at December 31, 2015 represents a 26% decline in fair value below cost. We assessed that the decline in fair value as at December 31, 2015 is significant and consequently recognized impairment of investment in Rocket amounting to Php5,124 million in our consolidated income statements.

As at March 15, 2016, closing price of Rocket is €25.66 per share resulting to total market value of PLDT’s stake in Rocket of €259 million, or Php13,445 million.

12.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposits	330	313
Beta’s preferred shares (Note 10)	265	233
PSALM Bonds	207	373
GT Capital Bond	150	150
National Power Corporation, or NAPOCOR, Bond	51	52
Home Development Mutual Fund, or HDMF Bonds	—	101
Philippine Retail Treasury Bond, or Philippine RTB	—	33

	1,003	1,255
Less current portion (Note 28)	51	295

Noncurrent portion (Note 28)	952	960

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$187 thousand, or Php8.6 million, US$187 thousand, or Php8 million, and US$42 thousand, or Php2 million for the years ended December 31, 2015, 2014 and 2013, respectively. The carrying value of this investment amounted to Php236 million and Php224 million as at December 31, 2015 and 2014, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$66 thousand, or Php3 million, for the years ended December 31, 2015 and 2014 and US$38 thousand, or Php2 million for the year ended December 31, 2013. The carrying value of this investment amounted to Php94 million and Php89 million as at December 31, 2015 and 2014, respectively.

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of PGIC in Beta for the detailed discussion of our investment.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php7.2 million, Php7 million and Php9 million for the years ended December 31, 2015, 2014 and 2013, respectively. The carrying value of this investment amounted to Php207 million and Php212 million as at December 31, 2015 and 2014, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million with yield-to-maturity at 3.25% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php827 thousand, Php2.6 million and Php2.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. The carrying value of this investment amounted to Php101 million as at December 31, 2014. This investment matured on April 22, 2015.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million with yield-to-maturity at 3.00% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php289 million and Php1.6 million for the years ended December 31, 2015 and 2014, respectively. The carrying value of this investment amounted to Php60 million as at December 31, 2014. This investment matured on April 22, 2015.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million for the years ended December 31, 2015 and 2014 and Php5 million for the year ended December 31, 2014. The carrying value of this investment amounted to Php150 million as at December 31, 2015 and 2014.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million maturing on December 19, 2016 with yield-to-maturity at 4.22% gross. The bond has a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php1.8 million and Php1 million for the years ended December 31, 2015 and 2014, respectively. The carrying value of this investment amounted to Php51 million and Php52 million as at December 31, 2015 and 2014, respectively.

HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million with yield-to-maturity at 2.75% gross. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php468 thousand and Php1 million for the years ended December 31, 2015 and 2014, respectively. The carrying value of this investment amounted to Php101 million as at December 31, 2014. This investment matured on March 12, 2015.

Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32 million with yield-to-maturity at 2.38% gross. The bond has a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php303 thousand and Php684 thousand for the years ended December 31, 2015 and 2014, respectively. The carrying value of this investment amounted to Php33 million as at December 31, 2014. This investment matured on August 19, 2015.

13.	Investment Properties

Changes in investment properties account for the years ended December 31, 2015 and 2014 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2015
Balance at beginning of the year	1,479	10	327	1,816
Net gains (losses) from fair value adjustments charged to profit or loss	18	(1)	(7)	10
Transfers from property and equipment	5	—	—	5
Disposals	(6)	—	—	(6)

Balance at end of the year (Note 4)	1,496	9	320	1,825

December 31, 2014
Balance at beginning of the year	984	10	228	1,222
Net gains (losses) from fair value adjustments charged to profit or loss	660	(1)	(26)	633
Movement charged directly to other comprehensive income	338	—	123	461
Disposals	(6)	—	—	(6)
Transfers (to) from property and equipment	(497)	1	2	(494)

Balance at end of the year (Note 4)	1,479	10	327	1,816

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php13 to Php140 thousand. The valuation for building and land improvements were based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php29 million, Php53 million and Php57 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.	Business Combinations

2014 Acquisitions

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI and a third party entered into a sale and purchase agreement for the sale of 100% ownership in Rack IT to IPCDSI for a total purchase price of Php164 million, of which Php25 million was paid on April 21, 2015 upon completion of certain closing conditions. Rack IT is engaged in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center facility. Rack IT started commercial operations on February 20, 2015.

The fair values of the identifiable assets and liabilities of Rack IT at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property and equipment (Note 9)	192
Other noncurrent assets	2
Trade and other receivables	15
Prepayments and other current assets	15

224

Liabilities:
Deferred income tax liability	46
Accounts payable	14

Fair value of net assets acquired	164

Cash paid	164

164

Cash flows from investing activity:
Cash paid	(164)
Cash acquired	—

(164)

The excess of purchase price consideration over the net assets acquired amounting to Php107 million was added to the fair value of property and equipment and deferred income tax liability since Rack IT is still under construction when it was acquired by IPCDSI.

The fair value and gross amount of trade and other receivables amounted to Php15 million and it is expected that the full contractual amounts can be collected.

Our consolidated net income would have decreased by Php17 million for the year ended December 31, 2014 had the acquisition of Rack IT actually taken place on January 1, 2014. Revenues of Rack IT from January 1, 2014 to date of acquisition is immaterial. Total net loss of Rack IT included in our consolidated income statement from January 28, 2014 to December 31, 2014 amounted to Php14 million.

PLDT’s Additional Investment in PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increased PLDT’s ownership in PG1 from 50% to 65% for a total consideration of Php23 million. PLDT consolidated PG1’s financial statements effective March 10, 2014, completion date of the purchase.

The fair values of the identifiable assets and liabilities of PG1 at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property and equipment (Note 9)	502
Other noncurrent assets	37
Cash and cash equivalents	21
Trade and other receivables	6
Prepayments and other current assets	12

578

Liabilities:
Accounts payable	413

165
Goodwill from the acquisition (Note 15)	3

Total identifiable net assets acquired	168
Noncontrolling interests	(48)

Fair value of net assets acquired	120

Cash paid	23
Fair value of previous interest	97

120

Cash flows from investing activity:
Cash paid	(23)
Cash acquired	21

Purchase of subsidiary – net of cash acquired	(2)

The goodwill of Php3 million pertains to the fair value of PG1’s air transportation business.

The fair value and gross amount of trade and other receivables amounted to Php6 million and it is expected that the full contractual amounts can be collected.

Our consolidated revenues would have increased by Php1 million and net income would have decreased by Php14 million for the year ended December 31, 2014 had the acquisition of PG1 actually taken place on January 1, 2014. Total revenues and net loss of PG1 included in our consolidated income statement from March 10, 2014 to December 31, 2014 amounted to Php7 million and Php79 million, respectively.

Smart’s Acquisition of WiFun

On November 18, 2014, Smart acquired an 87% equity interest in WiFun for total cash consideration of Php70 million, of which Php35 million was paid in December 2014, Php6 million was paid on April 6, 2015 and Php29 million is payable upon capital call of WiFun. WiFun was incorporated in the Philippines in 2013 and is engaged in the business of selling software solutions, telecommunications equipment and gadgets, and providing WiFi access.

The fair values of the identifiable assets and liabilities of WiFun at the date of acquisition are as follows:

	Previous Carrying Values	Fair Values Recognized on Acquisition
	(in million pesos)
Assets:
Subscription receivable	29	29
Cash and cash equivalents	22	22
Inventory	7	7
Other assets	1	1

	59	59

Liabilities:
Accounts payable and other liabilities	9	9
Due to related party	4	4

	13	13

	46	46
Goodwill from the acquisition (Note 15)	—	34

Total identifiable net assets acquired		80
Noncontrolling interests		(10)

Fair value of net assets acquired		70

Cash paid		41
Subscriptions payable		29

		70

Cash flows from investing activity:
Cash paid		(35)
Cash acquired		22

		(13)

The goodwill of Php34 million pertains to the fair value of the expected synergies arising from the acquisition of WiFun by Smart. WiFun is expected to complement SBI’s broadband internet service.

Our consolidated revenues would have increased by Php7 million and net income would have decreased by Php6 million for the year ended December 31, 2014 had the acquisition of WiFun actually taken place in January 1, 2014. Total net loss of WiFun included in our consolidated income statement from November 18, 2014 to December 31, 2014 amounted to Php1 million.

On November 25, 2015, Smart acquired the remaining noncontrolling shares for a total purchase price of Php10 million, of which Php7 million and Php3 million were paid on November 25, 2015 and February 29, 2016, respectively.

2015 Acquisition

Takatack Holdings’ Acquisition of Takatack Technologies

On August 6, 2015, Voyager, through Takatack Holdings acquired a 100% equity interest in Takatack Technologies for a total cash consideration of US$5 million, of which US$3 million was paid in August 2015 and US$2 million is payable in 12 quarterly installments, subject to satisfaction of certain conditions. The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms-enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based company behind the online store, TackThis!, a cloud-based e-commerce platform operating on software as a service model that enables companies to easily set-up and showcase their businesses on various online platforms.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition. The corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Values		Fair Values Recognized on Acquisition
	In S.G. Dollar	In Php(1)	In S.G. Dollar	In Php(1)
	(in millions)
Assets:
Property and equipment (Note 9)	—	0.1	—	0.1
Cash and cash equivalents	0.1	2.7	0.1	2.7
Trade receivables	0.1	5.1	0.1	5.1
Prepayments and other current assets	—	0.4	—	0.4

	0.2	8.3	0.2	8.3

Liabilities:
Accounts payable and other liabilities	0.1	4.6	0.1	4.6

Total identifiable net assets acquired	0.1	3.7	0.1	3.7
Goodwill from the acquisition (Note 14)			6.9	229.5

Purchase consideration transferred			7.0	233.2

Cash paid			4.4	147.6
Accounts payable – others			2.6	85.6

			7.0	233.2

Cash flow from investing activity:
Cash paid			4.4	147.5
Cash acquired			(0.1)	(2.7)

			4.3	144.8

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php33.23 to SGD1.00.

The transactions resulted in a Php229 million goodwill pertaining to the projected global rollout of the e-commerce business.

Our consolidated revenues would have increased by Php2 million and net income would have decreased by Php7 million for the year ended December 31, 2015 had the acquisition of Takatack Technologies actually taken place on January 1, 2015.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2015 and 2014 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life					Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Customer List	Franchise	Spectrum	Licenses	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2015
Costs:
Balance at beginning of the year	4,505	4,726	3,016	1,205	972	1,177	11,096	15,601	62,863	78,464
Business combinations (Note 14)	—	—	—	—	—	—	—	—	229	229
Additions	—	—	—	—	107	15	122	122	—	122
Translation and other adjustments	—	—	—	—	—	(3)	(3)	(3)	—	(3)

Balance at end of the year	4,505	4,726	3,016	1,205	1,079	1,189	11,215	15,720	63,092	78,812

Accumulated amortization and impairment:
Balance at beginning of the year	—	1,748	589	830	645	1,111	4,923	4,923	699	5,622
Amortization during the year (Note 3)	—	510	186	81	279	20	1,076	1,076	—	1,076
Translation and other adjustments	—	—	—	—	—	(3)	(3)	(3)	—	(3)

Balance at end of the year	—	2,258	775	911	924	1,128	5,996	5,996	699	6,695

Net balance at end of the year (Note 3)	4,505	2,468	2,241	294	155	61	5,219	9,724	62,393	72,117

Estimated useful lives (in years)	—	9	16	15	2 – 18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	5	12	4	1 – 7	2 – 4	—	—	—	—

December 31, 2014
Costs:
Balance at beginning of the year	4,505	4,726	3,016	1,205	936	1,199	11,082	15,587	62,826	78,413
Business combinations (Note 14)	—	—	—	—	—	—	—	—	37	37
Additions	—	—	—	—	36	—	36	36	—	36
Translation and other adjustments	—	—	—	—	—	(22)	(22)	(22)	—	(22)

Balance at end of the year	4,505	4,726	3,016	1,205	972	1,177	11,096	15,601	62,863	78,464

Accumulated amortization and impairment:
Balance at beginning of the year	—	1,237	403	750	287	1,119	3,796	3,796	699	4,495
Amortization during the year (Note 3)	—	511	186	80	358	14	1,149	1,149	—	1,149
Translation and other adjustments	—	—	—	—	—	(22)	(22)	(22)	—	(22)

Balance at end of the year	—	1,748	589	830	645	1,111	4,923	4,923	699	5,622

Net balance at end of the year (Note 3)	4,505	2,978	2,427	375	327	66	6,173	10,678	62,164	72,842

Estimated useful lives (in years)	—	1 – 9	16	15	1 – 18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	6	13	5	8	5	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2015 and 2014 are as follows:

	2015
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	2,468	—	2,468
Franchise	2,241	—	2,241
Spectrum	294	—	294
Licenses	155	—	155
Others	61	—	61

Total intangible assets	9,724	—	9,724
Goodwill	57,585	4,808	62,393

Total goodwill and intangible assets (Note 3)	67,309	4,808	72,117

	2014
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	2,978	—	2,978
Franchise	2,427	—	2,427
Spectrum	375	—	375
Licenses	327	—	327
Others	66	—	66

Total intangible assets	10,678	—	10,678
Goodwill	57,356	4,808	62,164

Total goodwill and intangible assets (Note 3)	68,034	4,808	72,842

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. On July 15, 2015, Smart extended the licensing agreement for another three years.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. The agreement, which expired on December 31, 2014 was renewed for another two years commencing on January 1, 2015.

In February 2014, Smart entered into a two-year licensing agreement with Universal Records Philippines, Inc., or Universal Records, and PolyEast Records, Inc., or PolyEast Records. The agreement granted Smart an exclusive right to sell digital products of Universal Records and PolyEast Records such as downloading and streaming of digital audio and video. On September 1, 2015, Smart extended the licensing agreement for another two years.

In August 2015, Smart entered into an asset purchase agreement with Wifi Nation Philippines, Inc., or Wifi Nation, for a total consideration of Php15 million. Under the terms of the agreement, Smart acquired the assigned assets of Wifi Nation such as all its rights, titles and interests in its technology platform, patents, patent applications, contracts, intellectual property rights, and the business and trade name “Wifi Nation”. Smart recognized intangible assets of Php15 million for the technology applications, amortized over the remaining life of the customer contracts acquired. Amortization amounted to Php6 million for the year ended December 31, 2015.

The consolidated future amortization of intangible assets with finite life as at December 31, 2015 is as follows:

Year	(in million pesos)
2016	911
2017	798
2018	798
2019	771
2020 and onwards	1,941

(Note 3)	5,219

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2015, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of Takatack Technologies in 2015, PLDT’s additional investment in PG1 in 2014, Smart’s acquisition of WiFun in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, Smart’s acquisition of CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

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

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2016 to 2018. The pre-tax discount rate applied to cash flow projections is 10.8% and 10.5% for the wireless and fixed line segments, respectively. Cash flows beyond the three-year period are determined using a 3.0% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of the CGUs exceeded their carrying amounts, which as a result, no impairment was recognized as at December 31, 2015 and 2014 in relation to goodwill resulting from the additional investment in PG1 and the acquisition of WiFun, IPCDSI, Digitel, ePDS, PDSI, Chikka, CURE and SBI.

16.	Cash and Cash Equivalents

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Cash on hand and in banks (Note 28)	7,352	6,816
Temporary cash investments (Note 28)	39,103	19,843

	46,455	26,659

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

Interest income earned from cash in banks and temporary cash investments amounted to Php579 million, Php476 million and Php740 million for the years ended December 31, 2015, 2014 and 2013, respectively.

17.	Trade and Other Receivables

As at December 31, 2015 and 2014, this account consists of receivables from:

	2015	2014
	(in million pesos)
Retail subscribers (Note 28)	19,750	17,053
Corporate subscribers (Notes 25 and 28)	9,263	7,941
Foreign administrations (Note 28)	5,514	8,420
Domestic carriers (Notes 25 and 28)	540	823
Dealers, agents and others (Notes 25 and 28)	5,752	10,485

	40,819	44,722
Less allowance for doubtful accounts (Notes 3, 5 and 28)	15,921	15,571

	24,898	29,151

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

Trade receivables are non-interest-bearing and are generally with settlement term of 30 to 180 days.

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

Changes in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2015
Balance at beginning of the year	15,571	8,133	4,326	548	93	2,471
Provisions (reversals) and other adjustments	3,043	2,920	297	(233)	4	55
Write-offs	(2,693)	(2,505)	(172)	—	(11)	(5)
Reclassifications	—	992	—	—	—	(992)

Balance at end of the year	15,921	9,540	4,451	315	86	1,529

Individual impairment	8,593	2,677	4,121	306	86	1,403
Collective impairment	7,328	6,863	330	9	—	126

	15,921	9,540	4,451	315	86	1,529

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,593	2,677	4,121	306	86	1,403

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2014
Balance at beginning of the year	14,524	7,149	5,849	119	80	1,327
Provisions and other adjustments	1,956	1,462	(1,100)	430	13	1,151
Write-offs	(909)	(478)	(423)	(1)	—	(7)

Balance at end of the year	15,571	8,133	4,326	548	93	2,471

Individual impairment	9,586	2,541	4,081	526	93	2,345
Collective impairment	5,985	5,592	245	22	—	126

	15,571	8,133	4,326	548	93	2,471

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,586	2,541	4,081	526	93	2,345

18.	Inventories and Supplies

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	3,253	2,853
At cost	3,721	3,265
Spare parts and supplies:
At net realizable value	539	283
At cost	835	706
Others:
At net realizable value	822	570
At cost	975	647

Total inventories and supplies at the lower of cost or net realizable value (Notes 4 and 5)	4,614	3,706

The cost of inventories and supplies recognized as expense for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
	(in million pesos)
Cost of sales	15,525	13,077	11,674
Repairs and maintenance	643	575	474
Write-down of inventories and supplies (Notes 4 and 5)	511	179	229

	16,679	13,831	12,377

Changes in the allowance for inventory obsolescence for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Balance at beginning of the year	913	957
Provisions	511	179
Write-off and others	(506)	(223)

Balance at end of the year	918	913

19.	Prepayments

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Prepaid taxes (Note 7)	5,949	6,203
Prepaid selling and promotions	881	1,111
Prepaid fees and licenses	856	979
Prepaid rent (Note 3)	468	383
Prepaid insurance (Note 25)	145	125
Prepaid repairs and maintenance	126	116
Prepaid benefit costs (Notes 3 and 26)	306	65
Other prepayments	542	348

	9,273	9,330
Less current portion of prepayments	5,798	6,406

Noncurrent portion of prepayments	3,475	2,924

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

Agreement of PLDT and Smart with TV5 Network, Inc., or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2021. Total prepayment under the advertising placement agreements amounted to Php533 million and Php758 million as at December 31, 2015 and 2014, respectively. See Note 25 – Related Party Transactions.

Agreement of PLDT, Smart and DMPI with Dakila Cable TV Corp. or Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing on the launch of the OTT video-on-demand service, or iFlix service, in the Philippines on June 18, 2015. iFlix service is provided by IFlix Sdn Bhd and Dakila is the authorized reseller of the iFlix service in the Philippines. Under the agreement, PLDT, Smart and DMPI were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iFlix service to their respective subscribers on a monthly and annual basis. Further, as agreed by all parties, the fees will be subject to a guaranteed minimum fess of US$2 million on the first year, US$4 million on the second year, US$6 million on the third year and US$8 million on the fourth year. The guaranteed minimum fee on the fourth year is subject to certain conditions as defined in the agreement. Total prepayment and unamortized cost related to the agreement in 2015 amounted to US$3.1 million, or Php138.2 million, and US$1.9 million, or Php88 million, respectively, as at December 31, 2015.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The changes in PLDT’s capital account are the issuance of 870 shares or Php8,700 of Series JJ 10% Cumulative Convertible Preferred Stock and the redemption of 200 shares or Php2,000 of Series HH 10% Cumulative Convertible Preferred Stock for the years ended December 31, 2015 and 2014, respectively.

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the PLDT Subscriber Investment Plan, or SIP.

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2010, the Board of Directors designated 100,000 shares of Non-Voting Serial Preferred Stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the SIP.

The Series II, JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2015 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

At PLDT’s option, the Series II, JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2015. See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

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

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

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

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock which were issued in 2010, and all such shares will be redeemed and retired effective on May 11, 2016. The record date for the purpose of determining the holders of the outstanding Series II Shares issued in 2010 subject to redemption or Holders of Series II Shares issued in 2010, was fixed on February 10, 2016. In accordance with the terms and conditions of Series II Shares issued in 2010, the Holders of Series II Shares issued in 2010 as at February 10, 2016 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares issued in 2010.

Total amounts of Php15 million, Php30 million and Php64 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2015, 2014 and 2013, respectively. The balances of the Trust Account of Php7,906 million and Php7,922 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statement of financial position as at December 31, 2015 and 2014, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

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

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388.00 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2015 and 2014.

On November 9, 2011, the PSE approved the listing of an additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500.00 per share, as consideration for the acquisition by PLDT of certain assets of Digitel from JGSHI.

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

Dividends Declared

Our dividends declared for the years ended December 31, 2015, 2014 and 2013 are detailed as follows:

December 31, 2015

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series II	May 5, 2015	May 19, 2015	May 30, 2015	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2015	February 26, 2015	March 15, 2015	—	12
	May 5, 2015	May 26, 2015	June 15, 2015	—	12
	August 4, 2015	August 20, 2015	September 15, 2015	—	13
	November 3, 2015	November 20, 2015	December 15, 2015	—	12

					49

	Date				Amount
Class	Approved	Record	Payable		Per Share	Total
					(in million pesos, except per share amounts)
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015		—	2
	June 9, 2015	June 26, 2015	July 15, 2015		—	3
	August 25, 2015	September 15, 2015	October 15, 2015		—	2
	December 1, 2015	December 18, 2015	January 15, 2016		—	3

						10

Common Stock
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015		61.00	13,179
	August 4, 2015	August 27, 2015	September 25, 2015	**	65.00	14,044
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015		26.00	5,618

						32,841

Charged to retained earnings						32,900

*	Dividends were declared based on total amount paid up.
**	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

December 31, 2014

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (Final Dividends)	April 1, 2014	February 14, 2014	May 16, 2014	0.0027/day	—
Series II	April 1, 2014	April 30, 2014	May 30, 2014	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2014	February 27, 2014	March 15, 2014	—	12
	May 6, 2014	May 27, 2014	June 15, 2014	—	12
	August 5, 2014	August 20, 2014	September 15, 2014	—	13
	November 4, 2014	November 20, 2014	December 15, 2014	—	12

					49

Voting Preferred Stock	March 4, 2014	March 20, 2014	April 15, 2014	—	3
	June 10, 2014	June 27, 2014	July 15, 2014	—	3
	December 2, 2014	October 15, 2014	October 15, 2014	—	2
	December 2, 2014	December 19, 2014	January 15, 2015	—	2

					10

Common Stock
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
	August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667

					39,970

Charged to retained earnings					40,029

*	Dividends were declared based on total amount paid up.

December 31, 2013

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (issued 2008)	April 23, 2013	May 9, 2013	May 31, 2013	1.00	—
Series HH (final, issued 2007)	April 23, 2013	February 14, 2013	May 16, 2013	0.0027/day	—
Series II	April 23, 2013	May 9, 2013	May 31, 2013	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	—	12
	May 7, 2013	May 27, 2013	June 15, 2013	—	13
	August 7, 2013	August 23, 2013	September 15, 2013	—	12
	November 5, 2013	November 20, 2013	December 15, 2013	—	12

					49

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)

Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	—	3
	June 14, 2013	June 28, 2013	July 15, 2013	—	3
	August 27, 2013	September 11, 2013	October 15, 2013	—	2
	December 3, 2013	December 19, 2013	January 15, 2014	—	2

					10

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235

					37,809

Charged to retained earnings					37,868

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2015 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	—	12

Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	—	2

Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57	12,315

Charge to retained earnings					12,329

*	Dividends were declared based on total amount paid up.

21.	Interest-bearing Financial Liabilities

As at December 31, 2015 and 2014, this account consists of the following:

	2015	2014
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	143,982	115,399
Obligations under finance leases (Note 28)	—	1

	143,982	115,400

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	16,910	14,724
Obligations under finance leases maturing within one year (Note 28)	1	5

	16,911	14,729

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php676 million and Php511 million as at December 31, 2015 and 2014, respectively. See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2015 and 2014.

	2015	2014
	(in million pesos)
Unamortized debt discount at beginning of the year	511	383
Additions during the year	396	293
Accretion during the year included as part of Financing costs – net (Note 5)	(231)	(165)

Unamortized debt discount at end of the year (Note 28)	676	511

Long-term Debt

As at December 31, 2015 and 2014, long-term debt consists of:

Description	Interest Rates	2015				2014
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% to 0.3500% in 2015 and 2014	US$	62	Php	2,911	US$	94	Php	4,187
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.5500% to 1.8000% in 2015 and 2014		53		2,484		82		3,679
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2015 and 2014		32		1,528		44		1,974
Finnvera, Plc, or Finnvera	2.9900% in 2015 and 2.9900% and US$ LIBOR + 1.3500% in 2014		—		—		5		223

			147		6,923		225		10,063

Fixed Rate Notes	8.3500% in 2015 and 2014		228		10,733		227		10,170
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.8500% to 1.1125% in 2015 and US$ LIBOR + 0.8500% to 1.8500% in 2014		36		1,722		75		3,354
Others	US$ LIBOR + 0.7900% to 1.9000% in 2015 and US$ LIBOR + 0.9500% to 1.9000% in 2014		1,024		48,242		828		37,045

		US$	1,435		67,620	US$	1,355		60,632

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2015 and 5.3300% to 6.3981% in 2014				21,320				21,534
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2015 and 2014				14,883				14,865
Term Loans:
Unsecured Term Loans	4.4850% to 5.7895%; BSP overnight rate - 0.3500% to BSP overnight rate in 2015 and 3.9250% to 6.3462%, PDST-F + 0.3000%; BSP overnight rate - 0.3500% to BSP overnight rate in 2014				57,069				33,092

					93,272				69,491

Total long-term debt (Note 28)					160,892				130,123
Less portion maturing within one year (Note 28)					16,910				14,724

Noncurrent portion of long-term (Note 28)				Php	143,982			Php	115,399

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2015 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2016	341	16,062	1,147	17,209
2017	511	24,068	8,682	32,750
2018	259	12,210	1,089	13,299
2019	94	4,456	13,272	17,728
2020	195	9,187	7,440	16,627
2021 and onwards	45	2,120	61,835	63,955

(Note 28)	1,445	68,103	93,465	161,568

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at December 31, 2015 and 2014:

			Terms					Cancelled Undrawn Amount			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount				Paid in full on
											2015						2014
					(in millions)						(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$18.7M(1)	April 4, 2006	Nordea Bank AB (publ), or Nordea Bank	18 equal semi-annual	April 30, 2015	Various dates in 2006-2007	US$	18.7	US$	—	April 30, 2015	US$	—		Php	—		US$	1		Php	48
DMPI
US$43.2M(2)	December 20, 2006	ING Bank N.V., or ING Bank	14 equal semi-annual	May 30, 2014	Various dates in 2007-2008		42.9		0.3	May 30, 2014		—			—			—			—
DMPI
US$59.2M(3)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 30, 2017	Various dates in 2008-2009		59.1		0.1	—		10			477			17			755
DMPI
US$51.2M(4)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009		51.1		0.1	—		9			415			15			656
Smart
US$49M(5) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B: US$1M	June 10, 2011	Nordea Bank, subsequently assigned to SEK on July 5, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013		49.0		—	—		14	(*)		674	(*)		24	(*)		1,065	(*)
Smart
US$45.6M(5) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014		45.6		—	—		29	(*)		1,345	(*)		37	(*)		1,663	(*)

											US$	62		Php	2,911		US$	94		Php	4,187

(*)	Amounts are net of unamortized discount and/or debt issuance cost;
(1)	The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services;
(2)	The purpose of this loan is to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao;
(3)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project;
(4)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao; and
(5)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms					Cancelled Undrawn Amount			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount				Paid in full on
											2015			2014
					(in millions)						(in millions)
Sinosure
DMPI
US$12.7M(1)	May 4, 2006	Societe Generale and Calyon	14 equal semi-annual	October 6, 2014	Various dates in 2007-2008	US$	12.2	US$	0.5	October 6, 2014	US$	—	Php—	US$	—	Php—
DMPI
US$12M(2)	June 1, 2006	ING Bank	14 equal semi-annual	June 1, 2014	Various dates in 2006-2007		10.0		2.0	June 2, 2014		—	—		—	—
DMPI
US$21M(3)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in 2008		20.8		0.2	May 22, 2015		—	—		1	67
DMPI
US$12.1M(4)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in 2008		12.1		—	May 22, 2015		—	—		1	39
DMPI
US$23.8M(5)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009		23.8		—	March 1, 2016		3	160		7	304
DMPI
US$5.5M(6)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009		5.5		—	March 1, 2016		1	37		2	70
DMPI
US$4.9M(7)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009		4.9		—	March 1, 2016		1	33		1	63
DMPI
US$50M(8)	December 16, 2009	China Citic Bank Corporation Ltd., subsequently assigned to ING Bank on December 9, 2011	14 equal semi-annual	December 17, 2017	Various dates in 2010		48.0		2.0	—		14	639		20	909
DMPI
US$117M(9)	September 15, 2010	China Development Bank and The Hong Kong and Shanghai Banking Corporation Limited	15 equal semi-annual	April 10, 2018	Various dates in 2011		116.3		1.0	—		34	1,615		50	2,227

											US$	53	Php2,484	US$	82	Php3,679

EKN and SEK, the Export Credit Agency of Sweden

DMPI
US$96.6M(10)	April 28, 2009	Nordea Bank and ING Bank	17 equal semi-annual	Tranche 1: February 28, 2018; Tranche 2: November 30, 2018	Various dates in 2009-2011	US$	96.6	US$	—	—	US$	32	Php1,528	US$	44	Php1,974

(1)	The purpose of this loan is to finance the supply of the equipment and software for the expansion of GSM services in NCR;
(2)	The purpose of this loan is to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project;
(3)	The purpose of this loan is to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project;
(4)	The purpose of this loan is to finance the equipment for the Phase 6 NCR Expansion Project;
(5)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Core Expansion Project;
(6)	The purpose of this loan is to finance the equipment and service contracts for the supply of 3G network in NCR;
(7)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project;
(8)

The purpose of this loan is to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects;

(9)

The purpose of this loan is to finance the purchase of equipment and related materials for the expansion of Phase 8A and 8B Core and IN Network Expansion; Phase 8B NCR and SLZ BSS Network Expansion Project and Phase 3 3G Network Roll-out Project. US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018; and

(10)	The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

			Terms					Cancelled Undrawn Amount			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount				Paid in full on
											2015			2014
					(in millions)						(in millions)
Finnvera, Plc, the Finnish Export Credit Agency
Smart
US$50M(1)	May 14, 2009	Finnish Export Credit, Plc, or FEC	10 equal semi-annual	July 15, 2014	July 15, 2009	US$	50.0	US$	—	July 15, 2014	US$	—	Php—	US$	—		Php—
Smart
US$50M(2)	October 9, 2009	FEC	10 equal semi-annual	April 7, 2015	April 7, 2010		50.0		—	April 7, 2015		—	—		5	(*)	223	(*)

											US$	—	Php—	US$	5		Php223

Atradius N.V., the Export Credit Agency of Amsterdam, the Netherlands
DMPI
US$6M(3)	July 3, 2006	ING Bank	14 equal semi-annual	June 27, 2014	Various dates in 2006-2007	US$	5.4	US$	0.6	June 27, 2014	US$	—	Php—	US$	—		Php—

											US$	—	Php—	US$	5		Php223

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost;
(1)	The purpose of this loan is to finance the Phase 10 (Extension) GSM equipment and services contract;
(2)	The purpose of this loan is to finance the GSM equipment and services contracts; and
(3)	The purpose of this loan is to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network.

Loan Amount	Issuance Date	Trustee	Terms		Repurchase			Paid in full on	Outstanding Amounts
			Installments	Maturity	Date	Amount			2015					2014
						(in millions)			(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non- amortizing	March 6, 2017	Various dates in 2008-2014	US$	71.6	—	US$	228	(*)	Php10,733	(*)	US$	227	(*)	Php10,170	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost; and
(1)	This fixed rate note has a coupon rate of 8.350%. The purpose of this note is to finance service improvements and expansion programs.

			Terms					Cancelled Undrawn Amount		Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount			Paid in full on
										2015					2014
					(in millions)					(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$50M(1)	November 27, 2008	FEC	10 equal semi-annual	January 23, 2014	Various dates in 2009	US$	50	Php—	January 23, 2014	US$	—		Php—		US$	—		Php—
Smart
US$60M(2)	June 6, 2011	The Bank of Tokyo- Mitsubishi UFJ, Ltd., or Bank of Tokyo	8 equal semi- annual, commencing on the 18th month from signing date	June 6, 2016	Various dates in 2012		60	—	—		7		353			22		1,007
Smart
US$50M(3)	August 19, 2011	FEC	10 equal semi-annual, commencing 6 months after August 19, 2012	August 19, 2016	Various dates in 2012		50	—	—		12	(*)	588	(*)		25	(*)	1,115	(*)
Smart
US$50M(2)	May 29, 2012	Bank of Tokyo	9 equal semi- annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012		50	—	—		17	(*)	781	(*)		28	(*)	1,232	(*)

										US$	36		Php1,722		US$	75		Php3,354

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost;
(1)	The purpose of this loan is to finance the Phase 10 GSM equipment and service contracts;
(2)	The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project; and
(3)	The purpose of this loan is to finance the supply contracts for the modernization and expansion project.

Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Cancelled Undrawn Amount		Paid in full on	Outstanding Amounts
										2015						2014
					(in millions)					(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with the Bank of Tokyo Mitsubishi UFJ, Ltd., or Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	US$	150	US$	—	—	US$	50		Php	2,356		US$	84		Php	3,729
PLDT
US$25M	March 16, 2012	Citibank, N.A.	17 equal quarterly- installments, commencing 12 months from the initial drawdown date, with final installment on May 30, 2017	May 29, 2012		25		—	May 29, 2015		—			—			15			658
PLDT
US$300M	January 16, 2013	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013		300		—	—		167			7,853			233			10,439
Smart
US$35M	January 28, 2013	China Banking Corporation	10 equal semi-annual, with final installment on January 29, 2018	May 7, 2013		35		—	—		18			825			24			1,096
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014		32		18	—		18	(*)		833	(*)		25	(*)		1,102	(*)
Smart
US$80M	May 31, 2013	China Banking Corporation	10 equal semi-annual, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013		80		—	—		40			1,885			56			2,505
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation with Sumitomo as Facility Agent	8 equal semi-annual, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013		120		—	—		74	(*)		3,501	(*)		104	(*)		4,640	(*)
Smart
US$100M	March 7, 2014	Bank of Tokyo	9 equal semi-annual, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014		90		—	—		77	(*)		3,625	(*)		88	(*)		3,958	(*)
				March 2, 2015		10		—	—		—			—			—			—
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014		50		—	—		38	(*)		1,813	(*)		49	(*)		2,207	(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014		100		—	—		99			4,665			100			4,474

										US$	581		Php	27,356		US$	778		Php	34,808

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost; and
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Cancelled Undrawn Amount		Paid in full on	Outstanding Amounts
										2015						2014
					(in millions)					(in millions)
PLDT
US$50M	August 29, 2014	Metropolitan Bank and Trust Company, or Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	US$	50	US$	—	—	US$	50		Php	2,344		US$	50	Php	2,237
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	Bank of Tokyo	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi- annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015		200		—	—		198	(*)		9,320	(*)		—		—
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015		200		—	—		197	(*)		9,299	(*)		—		—
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	—		—		—	—		(2	)(2)		(77	)(2)		—		—

											443			20,886			50		2,237

										US$	1,024		Php	48,242		US$	828	Php	37,045

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost; and
(2)	Amounts pertain to debt issuance costs.

Loan Amount	Date of Loan Agreement	Facility Agent	Installments	Date of Issuance/ Drawdown	Prepayments			Outstanding Amounts
					Amount		Date	2015			2014
					(in millions)			(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php2,000M Tranche A: Php1,000M; Tranche B: Php1,000M	March 9, 2011	BDO Private Bank, Inc.	Payable in full, 5 years from their respective issue dates	Drawn and issued on various dates in 2011	Php	1,000	December 16, 2013	Php	—		Php	—
						250	December 23, 2013
						750	January 2014
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization staring March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012		1,376	July 19, 2013		3,966	(*)		4,002	(*)
Series B Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012		1,188	July 29, 2013		291			294

								Php	4,257		Php	4,296

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost; and
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Loan Amount	Date of Loan Agreement	Facility Agent	Installments	Date of Issuance/ Drawdown	Prepayments		Outstanding Amounts
					Amount	Date	2015		2014
					(in millions)		(in millions)
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	Php2,055	June 21, 2013	Php6,543		Php6,610
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019	November 22, 2012	—	—	6,014		6,076
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	—	—	1,349		1,362
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth and the balance payable upon maturity on September 21, 2019;	June 21, 2013	—	—	1,993		2,014
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	—	—	1,164		1,176

							17,063		17,238

							Php21,320		Php21,534

Loan Amount	Date of Agreement	Paying Agent	Terms	Date of Issuance/ Drawdown	Prepayments		Outstanding Amounts
					Amount	Date	2015		2014
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	Php—	—	Php14,883	*	Php14,865	*

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost; and
(1)

This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.225% and 5.2813%, respectively. The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount	Cancelled Undrawn Amount	Paid in full on	Outstanding Amounts
								2015		2014
				(in millions)				(in millions)
Term Loans
Unsecured Term Loans(1)
Smart
Php1,000M	July 16, 2009	Metrobank	16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on August 1, 2014	August 3, 2009	Php1,000	Php—	August 1, 2014	Php—		Php—
PLDT
Php2,000M	September 18, 2009	Bank of the Philippine Islands, or BPI	17 equal quarterly installments, with final installment on October 27, 2014	Various dates in 2009	2,000	—	October 27, 2014	—		—
PLDT
Php1,000M	November 23, 2009	BPI	17 equal quarterly installments, with final installment on December 18, 2014	December 18, 2009	1,000	—	December 18, 2014	—		—
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	2,000		2,000
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	—	—	2,910		2,940
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	—	—	1,940		1,960
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	—	—	970		980
DMPI
Php1,500M	June 27, 2012	BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc.	Annual amortization rate of 1% of the principal amount with the balance payable upon maturity on June 29, 2019	Various dates in 2012	1,500	—	July 1, 2015	—		1,470
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	—	200		200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% of the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	—	980		990
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000		1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	—	2,910		2,940
PLDT
Php2,000M	November 13, 2013	BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,960		1,980
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for the six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	2,391	(*)	2,688	(*)

								Php17,261		Php19,148

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost; and
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount	Cancelled Undrawn Amount	Paid in full on	Outstanding Amounts
								2015		2014
				(in millions)				(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	Php3,000	Php—	—	Php2,929	(*)	Php2,957	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,959	(*)	2,987
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	495		500
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,980		2,000
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500		1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	495		500
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	990		1,000
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,485		1,500
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	2,000		—
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	3,000		—
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	5,000		—

								Php23,833		Php13,944

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount	Cancelled Undrawn Amount	Paid in full on	Outstanding Amounts
								2015		2014
				(in millions)				(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 21, 2025	September 1, 2015	Php5,000	Php—	—	Php4,975	(*)	Php—
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	5,000		—
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	5,000		—
Smart
Php7,000M	December 18, 2015	China Banking Corporation	14 semi-annual installments commencing on the sixth month after initial drawdown and the balance payable upon maturity on December 28, 2022	December 28, 2015 February 24, 2016	1,000 6,000	— —	— —	1,000 —		— —

								15,975		—

								Php57,069		Php33,092

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 42% and 47% of PLDT’s total consolidated debts as at December 31, 2015 and 2014, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

As at December 31, 2015 and 2014, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases and long-term portion of obligations under finance leases amounted to Php1 million and nil as at December 31, 2015 and 2014, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Estimates, Judgments and Assumptions – Leases, Note 9 – Property and Equipment, and Note 28 – Financial Assets and Liabilities.

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment and vehicles. In particular, IPCDSI and PLDT Global have finance lease obligations in the aggregate amounts of Php1 million and Php6 million as at December 31, 2015 and 2014, respectively. See Note 28 – Financial Assets and Liabilities.

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

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Accrual of capital expenditures under long-term financing	19,743	19,431
Provision for asset retirement obligations (Notes 3 and 9)	1,437	2,068
Unearned revenues	245	202
Others	57	223

	21,482	21,924

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2015 and 2014:

	2015	2014
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,068	2,144
Accretion expenses	(3)	37
Additional liability recognized during the year	(88)	68
Settlement of obligations and others	(540)	(181)

Provision for asset retirement obligations at end of the year (Note 3)	1,437	2,068

23.	Accounts Payable

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Suppliers and contractors (Note 28)	46,487	35,857
Carriers and other customers (Note 28)	3,014	2,799
Taxes (Note 27)	1,134	1,503
Related parties (Notes 25 and 28)	507	593
Others	1,537	171

	52,679	40,923

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	46,256	42,531
Accrued taxes and related expenses (Note 27)	9,561	8,618
Liability from redemption of preferred shares (Notes 20 and 28)	7,906	7,922
Unearned revenues (Note 22)	7,456	7,628
Accrued employee benefits (Notes 2, 3, 25, 26 and 28)	6,290	8,251
Accrued interests and other related costs (Notes 21 and 28)	1,284	1,076
Others	5,533	6,652

	84,286	82,678

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

Other accrued expenses are non-interest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

Settlement of outstanding balances of related party transactions at year-end occurs in cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2015 and 2014. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2015 and 2014 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2015	2014
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	383	367
		Pole rental – 45 days upon receipt of invoice	Unsecured	4	45
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 24)	Outside and inside plant – 20 days upon receipt of invoice	Unsecured	6	—
Indirect investment in associate through ACeS Philippines:
AIL	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice	Unsecured	4	50
Transactions with major stockholders, directors and officers:
Asia Link B.V., or ALBV	Accounts payable (Note 23)	15 days from end of quarter	Unsecured	46	297
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest- bearing	Unsecured	50	29
NTT Communications	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	12	19
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	3	10
JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	4	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	5	9
Malayan Insurance Co., Inc., or Malayan	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	5	5
Others:
Various	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured; no impairment	1,588	2,444

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2015, 2014 and 2013 in relation with the table above.

	Classifications	2015	2014	2013
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,328	2,929	3,049
	Rent	264	298	250
MIESCOR	Repairs and maintenance	165	81	68
	Construction-in-progress	95	83	48
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	3	3	3
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	16	25	50
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	Rent	303	332	284
	Repairs and maintenance	20	46	14
	Communication, training and travel	2	5	13
	Professional and other contracted services	—	—	1
	Selling and promotions	—	—	3
ALBV	Professional and other contracted services	203	222	289
Malayan	Insurance and security services	203	206	231
NTT DOCOMO	Professional and other contracted services	90	67	73
NTT World Engineering Marine Corporation	Repairs and maintenance	60	26	14
NTT Worldwide Telecommunications Corporation	Selling and promotions	14	15	15
NTT Communications	Professional and other contracted services	77	75	73
	Rent	10	12	10
Others:
Various	Revenues	864	761	717

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,328 million, Php2,929 million and Php3,049 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php383 million and Php367 million as at December 31, 2015 and 2014, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php264 million, Php298 million and Php250 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php45 million as at December 31, 2015 and 2014, respectively.

See also Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on February 28, 2018. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php45 million, Php24 million and Php33 million for the years ended December 31, 2015, 2014 and 2013, respectively. Total amounts capitalized to property and equipment amounted to Php3 million, Php7 million and Php2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and nil as at December 31, 2015 and 2014, respectively.

PLDT also has an existing One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities agreement with MIESCOR, from January 1, 2011 and extended until March 31, 2017. Under the agreement, MIESCOR is responsible for the customer line installation, repair, rehabilitation and maintenance activities of cables and cabinets in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php120 million, Php57 million and Php35 million for the years ended December 31, 2015, 2014 and 2013, respectively. Total amounts capitalized to property and equipment amounted to Php92 million, Php76 million and Php46 million for the years ended December 31, 2015, 2014 and 2013, respectively. There were no outstanding obligations under this agreement as at December 31, 2015 and 2014.

c.	Transactions with RSIC

Since 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php3 million each for the years ended December 31, 2015, 2014 and 2013. There were no outstanding obligations for these contracts as at December 31, 2015 and 2014.

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

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to Php16 million, Php25 million and Php50 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php50 million as at December 31, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Cost of Sales.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. The agreement, which expired on February 23, 2016 was renewed until February 23, 2018 and is subject to further renewal upon mutual agreement of the parties. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php203 million, Php222 million and Php289 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under this agreement, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position, amounted to Php46 million and Php297 million as at December 31, 2015 and 2014, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php60 million, Php26 million and Php14 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php50 million and Php29 million as at December 31, 2015 and 2014, respectively;

•

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php77 million, Php75 million and Php73 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php12 million as at December 31, 2015 and 2014, respectively;

•

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php10 million, Php12 million and Php10 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php7 million as at December 31, 2015 and 2014, respectively; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php14 million for the year ended December 31, 2015 and Php15 million each for the years ended December 31, 2014 and 2013. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php10 million as at December 31, 2015 and 2014, respectively.

3.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php303 million, Php332 million and Php284 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million each as at December 31, 2015 and 2014.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of selling and promotions, communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php22 million, Php51 million and Php31 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php1 million as at December 31, 2015 and 2014, respectively.

4.	Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php90 million, Php67 million and Php73 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php9 million as at December 31, 2015 and 2014, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php203 million, Php206 million and Php231 million for the years ended December 31, 2015, 2014 and 2013, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million each as at December 31, 2015 and 2014. A director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2015 and 2014.

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2015 and 2014.

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

f. Others

1.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties. The revenues under these services amounted to Php864 million, Php761 million and Php717 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position, from these transactions amounted to Php1,588 million and Php2,444 million as at December 31, 2015 and 2014, respectively.

See Note 10 – Investments in Associates, Joint Ventures and Deposits –Investment in MediaQuest PDRs and Note 19 – Prepayments – Agreement of PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
	(in million pesos)
Short-term employee benefits	602	768	791
Post-employment benefits (Note 26)	43	39	31
Other long-term employee benefits (Note 26)	—	14	305

Total compensation paid to key officers of the PLDT Group	645	821	1,127

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php55 million, Php45 million and Php32 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

26.	Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised IAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	23,072	19,497	17,456
Service costs	1,113	986	970
Interest costs on benefit obligation	1,050	970	958
Actuarial losses – experience	3	332	552
Actuarial losses (gains) – economic assumptions	(1,414)	1,479	1,180
Actual benefits paid/settlements	(2,112)	(92)	(1,348)
Curtailments and others (Notes 2 and 5)	(110)	(100)	(271)

Present value of defined benefit obligations at end of the year	21,602	23,072	19,497

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	9,950	9,187	18,435
Actual contributions	7,086	5,510	2,073
Interest income on plan assets	519	489	1,023
Actual benefits paid/settlements	(2,112)	(92)	(1,348)
Return on plan assets (excluding amount included in net interest)	(4,004)	(5,144)	(10,996)

Fair value of plan assets at end of the year	11,439	9,950	9,187

Unfunded status – net	(10,163)	(13,122)	(10,310)
Accrued benefit costs (Note 3)	10,178	13,125	10,310

Prepaid benefit costs (Notes 3 and 19)	15	3	—

Components of net periodic benefit costs:
Service costs	1,113	986	970
Interest costs (income) – net	531	481	(65)
Curtailment/settlement gain	(29)	(6)	(275)

Net periodic benefit costs (Notes 3 and 5)	1,615	1,461	630

Actual net losses on plan assets amounted to Php3,485 million, Php4,655 million and Php9,973 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2016 will amount to Php1,411 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2015:

(in million pesos)
2016	257
2017	287
2018	342
2019	468
2020	608
2021 to 2060	89,161

The average duration of the defined benefit obligation at the end of the reporting period is 9 to 21 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	5.0%	4.5%	5.0%

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

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

	2015
	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,500)
	(1%)	2,947
Future salary increases	1%	2,888
	(1%)	(2,503)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

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

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2015 and 2014:

	2015	2014
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	8,258	6,549
Shares of stock	2,621	2,844
Mutual funds	61	63
Government securities	41	42
Investment properties	10	10

Total noncurrent financial assets	10,991	9,508

Current Financial Assets
Cash and cash equivalents	360	357
Receivables	5	3

Total current financial assets	365	360

Total PLDT’s Plan Assets	11,356	9,868
Subsidiaries Plan Assets	83	82

Total Plan Assets of Defined Benefit Pension Plans	11,439	9,950

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2015 and 2014, this account consists of:

	2015	2014	2015	2014
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	7,672	6,008
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	365	329
BTFHI	100%	100%	182	172
Superior Multi Parañaque Homes, Inc.	100%	100%	38	39
Bancholders, Inc., or Bancholders	100%	100%	1	1

			8,258	6,549

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

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in The Philippine Star Group. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest PDRs.

In 2014, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php6,300 million to fund the latter’s investment requirements. Of the Php6,300 million, a total of Php5,500 million had already been drawn by MediaQuest as at December 31, 2014.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest PDRs.

In 2015, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php5,090 million to fund MediaQuest’s investment requirements and such amount was fully drawn by MediaQuest as at December 31, 2015.

IAS 19 requires employee benefit plan assets to be measured at fair value. The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2016 to 2020.

The pre-tax discount rates applied to cash flow projections range from 10% to 12%. Cash flows beyond the five-year period are determined using 0% to 4.5% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market value of this investment amounted to Php285 million and Php249 million as at December 31, 2015 and 2014, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php10 million each for the years ended December 31, 2015 and 2014, and Php12 million for the year ended December 31, 2013. Dividend receivables amounted to Php2 million each as at December 31, 2015 and 2014.

Shares of Stocks

As at December 31, 2015 and 2014, this account consists of:

	2015	2014
	(in million pesos)
Common shares
PSE	1,754	1,945
PLDT	54	77
Others	453	462
Preferred shares	360	360

	2,621	2,844

Dividends earned on PLDT common shares amounted to Php2 million for the year ended December 31, 2015 and Php5 million each for the years ended December 30, 2014 and 2013.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at December 31, 2015 and 2014, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php49 million each for the years ended December 31, 2015, 2014 and 2013.

Mutual Funds

Investment in mutual funds includes various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php61 million and Php63 million as at December 31, 2015 and 2014, respectively.

Government Securities

Investment in government securities includes retail treasury bonds and FXTN bearing interest ranging from 5.88% to 7% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php41 million and Php42 million as at December 31, 2015 and 2014, respectively.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. Total fair value of investment properties amounted to Php10 million each as at December 31, 2015 and 2014.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2015 and 2014 are as follows:

	2015	2014
Investments in listed and unlisted equity securities	96%	95%
Temporary cash investments	3%	4%
Investments in mutual funds	1%	1%

	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2015 and 2014, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,149	1,685	1,606
Service costs	289	241	226
Interest costs on benefit obligation	98	92	95
Actuarial losses (gains) – economic assumptions	(67)	98	(6)
Actual benefits paid/settlements	(96)	(42)	(177)
Actuarial losses (gains) – experience	(217)	75	(59)
Curtailment and others	(40)	—	—

Present value of defined benefit obligations at end of the year	2,116	2,149	1,685

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	2,205	1,884	1,760
Actual contributions	227	261	208
Interest income on plan assets	92	92	95
Return on plan assets (excluding amount included in net interest)	(40)	10	(2)
Actual benefits paid/settlements	(96)	(42)	(177)

Fair value of plan assets at end of the year	2,388	2,205	1,884

Funded status – net (Notes 3 and 19)	272	56	199
Accrued benefit costs (Note 3)	19	6	—

Prepaid benefit costs (Note 3)	291	62	199

	2015	2014	2013
	(in million pesos)
Components of net periodic benefit costs:
Service costs	289	241	226
Interest costs – net	7	—	—
Curtailment/settlement losses and other adjustments	(23)	—	—

Net periodic benefit costs (Notes 3 and 5)	273	241	226

Actual net gains on plan assets amounted to Php52 million, Php102 million and Php93 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php327 million to its defined benefit plan in 2016.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2015:

(in million pesos)
2016	149
2017	61
2018	84
2019	94
2020	151
2021 to 2025	1,012

The average duration of the defined benefit obligation at the end of the reporting period is 15 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Rate of increase in compensation	5.0%	7.0%	6.0%
Discount rate	5.0%	4.5%	5.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2015, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(48)
	(1%)	183
Future salary increases	1%	175
	(1%)	(48)

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2015 and 2014:

	2015	2014
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,411	1,240
International equities	460	367
Domestic equities	424	615
Philippine foreign currency bonds	352	427
International fixed income	—	106

Total noncurrent financial assets	2,647	2,755

Current Financial Assets
Cash and cash equivalents	431	19
Receivables	4	95

Total current financial assets	435	114

Total plan assets	3,082	2,869

Employee’s share, forfeitures and mandatory reserve account	805	664

Smart’s plan assets	2,277	2,094
Subsidiaries’ plan assets	111	111

Total Plan Assets of Defined Contribution Plans	2,388	2,205

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate debt securities and a fixed income fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of Philippine peso-denominated fixed income instruments. The investments under this category, exclusive of the mutual fund, earned between 4.19% and 9.13% interest for the years ended December 31, 2015 and 2014. Total investments in domestic fixed income amounted to Php1,411 million and Php1,240 million as at December 31, 2015 and 2014, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and an offshore investment in a global mutual fund managed by Franklin Templeton, which are all invested in diversified portfolios of global equities. Total investment in international equities amounted to Php460 million and Php367 million as at December 31, 2015 and 2014, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares and convertible preferred shares listed in the PSE and a local equity fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of stocks listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php424 million and Php615 million as at December 31, 2015 and 2014, respectively. This includes investment in PLDT shares with fair value of Php31 million and Php46 million as at December 31, 2015 and 2014, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include investments in U.S. dollar denominated fixed income instruments issued by the Philippine government, local corporations and financial institutions. The investments under this category earned between 4.20% and 7.38% interest for the years ended December 31, 2015 and 2014. Total investment in Philippine foreign currency bonds amounted to Php352 million and Php427 million as at December 31, 2015 and 2014, respectively.

International Fixed Income

Investments in international fixed income include mutual funds managed by ING International which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to nil and Php106 million as at December 31, 2015 and 2014, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2015 and 2014 is as follows:

	2015	2014
Investments in debt and fixed income securities and others	71%	66%
Investments in listed and unlisted equity securities	29%	34%

	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2014 and 2013 amounted to Php168 million and Php1,638 million, respectively. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php33 million and Php3,297 million as at December 31, 2015 and 2014, respectively. The LTIP liability amounting to Php3,264 million as at December 31, 2014 was paid in 2015. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	184	1,532
Interest costs – net	17	42
Net actuarial losses (gains)	(33)	64

Net periodic benefit costs (Notes 3 and 5)	168	1,638

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGU. As at December 31, 2015, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao for the years 2006 to 2011 by filing a Petition with the Regional Trial Court, or RTC, of the City of Makati on July 8, 2011. In an order dated October 12, 2012, the RTC, following a Motion to Dismiss filed by the City of Tuguegarao, dismissed the petition for lack of jurisdiction. Upon denial of its Motion for Reconsideration, PLDT filed a Petition for Review before the Court of Tax Appeals, or CTA, which dismissed the said Petition and upheld the decision of the RTC. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA. PLDT filed a Petition before the CTA En Banc on November 3, 2014. The case is still pending before the CTA En Banc.

PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao for the years 2012 to 2014. The case was filed on January 14, 2015 before the Second Judicial Region of Tuguegarao City. The case is scheduled for trial after mediation proceedings failed.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. In 2011, Smart appealed the assessment to the RTC of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC issued a Temporary Restraining Order and a writ of preliminary injunction. On April 30, 2012, the RTC rendered a decision nullifying the tax assessment. The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then appealed to the CTA. In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications. Cagayan’s Motion for Reconsideration was denied. Cagayan then appealed before the CTA En Banc. The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.

In October 2013, the City of Bacoor issued local franchise tax assessments against Smart based on the gross sales of handsets and gross receipts derived from franchise operations (prepaid and postpaid receipts), after Smart had paid the local business taxes assessed on the same gross receipts within the same taxable period. Smart protested the assessments and eventually appealed the assessment to the RTC of the City of Makati, arguing that Smart cannot be held liable for local franchise tax because Smart is exempt from paying the local franchise tax as such is covered under the “in lieu of all taxes” clause in Section 9 of its legislative franchise, Republic Act No. 7924 (Series 1992). Smart also argued that even if it is liable for local franchise tax, the City of Bacoor cannot collect local business tax on the same gross receipts derived from franchise operations realized within the same taxing jurisdiction by the same taxing authority and within the same period. Smart has argued that the gross sales of handsets should not be subject to the local franchise tax because the sale of handsets and accessories is not considered a sale derived from franchise operations. During mediation, the Treasurer of the City of Bacoor agreed that the gross sales of handsets and accessories would be subject to local business tax, but not to the local franchise tax, while the gross receipts from prepaid and postpaid services would be subject to the local franchise tax, but not to the local business tax. Accordingly, the RTC dismissed the Appeal based on the Joint Motion to Dismiss signed by the parties.

In 2015, the City of Manila issued two Letters of Assessment, the first for alleged business tax deficiencies and the second for regulatory fees and charges for cell site. Smart protested the assessments and subsequently appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax. The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis. The case is now submitted for the Court’s decision after the parties filed their respective Memoranda on February 2, 2016.

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
DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies. The RTC denied the petition. DMPI appealed with the CTA. The CTA ordered the City of Cotabato to file their Comment.

In the DMPI vs. City of Davao, DMPI filed in 2011 a Petition for Prohibition and Mandamus and sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted. Davao’s Legal Officer and City Assessor confirmed that DMPI’s machinery is exempt from real property tax. On March 20, 2015, the Court has approved DMPI’s Motion which prayed for the dismissal of the case.

In the DMPI vs. City Government of Malabon, DMPI filed in 2011 a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. As at March 16, 2016, there is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo. In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed with the Court of Appeals. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. On May 5, 2015, the Appeal was dismissed and the ruling issued by the trial court was affirmed.

DMPI vs. City of Trece Martires – In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa – In 2006, Globe filed a Protest of Assessment questioning the act of the City of Lipa in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The Joint Motion to Dismiss filed by Smart and DMPI on June 8, 2015 is pending resolution.

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

On October 15, 2012, PLDT and BTFHI, a Filipino corporation and a wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the PLDT’s Benefit Plan, entered into a Subscription Agreement, pursuant to which PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share reducing the percentage of PLDT’s voting stock held by foreigners from 56.62% (based on Voting Common Stock) as at October 15, 2012 to 18.37% (based on Voting Common and Preferred Stock) as at April 15, 2013.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines, which we believe was intended to fulfill the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provided that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at March 14, 2016, PLDT’s foreign ownership was 30.03% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 16.51% of its total outstanding capital stock. Therefore, we believe that as at March 16, 2016, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution.

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

As at March 16, 2016, the resolution of the petition remains pending with the Supreme Court.

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

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2015 and 2014:

	Cash and cash equivalents	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2015
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	15,711	—	15,711
Investment in debt securities and other long-term investments – net of current portion	—	595	357	—	—	—	—	952
Derivative financial assets – net of current portion	—	—	—	—	145	—	—	145
Advances and other noncurrent assets – net of current portion	—	2,580	—	—	—	—	—	2,580
Current:
Cash and cash equivalents	46,455	—	—	—	—	—	—	46,455
Short-term investments	—	744	—	685	—	—	—	1,429
Trade and other receivables	—	24,898	—	—	—	—	—	24,898
Current portion of derivative financial assets	—	—	—	10	16	—	—	26
Current portion of investment in debt securities and other long-term investments	—	—	51	—	—	—	—	51
Current portion of advances and other noncurrent assets	—	7,936	—	—	—	—	—	7,936

Total assets	46,455	36,753	408	695	161	15,711	—	100,183

Liabilities as at December 31, 2015
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	143,982	143,982
Derivative financial liabilities – net of current portion	—	—	—	659	77	—	—	736
Customers’ deposits	—	—	—	—	—	—	2,430	2,430
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,788	19,788
Current:
Accounts payable	—	—	—	—	—	—	51,542	51,542
Accrued expenses and other current liabilities	—	—	—	—	—	—	66,844	66,844
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	16,911	16,911
Dividends payable	—	—	—	—	—	—	1,461	1,461
Current portion of derivative financial liabilities	—	—	—	22	284	—	—	306

Total liabilities	—	—	—	681	361	—	302,958	304,000

Net assets (liabilities)	46,455	36,753	408	14	(200)	15,711	(302,958)	(203,817)

Assets as at December 31, 2014
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	28,086	—	28,086
Investment in debt securities and other long-term investments – net of current portion	—	546	414	—	—	—	—	960
Derivative financial assets – net of current portion	—	—	—	—	94	—	—	94
Advances and other noncurrent assets – net of current portion	—	2,758	—	—	—	—	—	2,758
Current:
Cash and cash equivalents	26,659		—	—	—	—	—	26,659
Short-term investments	—	18	—	625	—	—	—	643
Trade and other receivables	—	29,151	—	—	—	—	—	29,151
Current portion of derivative financial assets	—	—	—	—	2	—	—	2
Current portion of investment in debt securities and other long-term investments	—	—	295	—	—	—	—	295
Current portion of advances and other noncurrent assets	—	7,953	—	—	—	—	—	7,953

Total assets	26,659	40,426	709	625	96	28,086	—	96,601

Liabilities as at December 31, 2014
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	115,400	115,400
Derivative financial liabilities – net of current portion	—	—	—	1,426	34	—	—	1,460
Customers’ deposits	—	—	—	—	—	—	2,438	2,438
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,643	19,643
Current:
Accounts payable	—	—	—	—	—	—	39,416	39,416
Accrued expenses and other current liabilities	—	—	—	—	—	—	65,981	65,981
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	14,729	14,729
Dividends payable		—	—	—	—	—	1,070	1,070
Current portion of derivative financial liabilities	—	—	—	45	209	—	—	254

Total liabilities	—	—	—	1,471	243	—	258,677	260,391

Net assets (liabilities)	26,659	40,426	709	(846)	(147)	28,086	(258,677)	(163,790)

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2015 and 2014 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2015	2014	2015	2014
	(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	952	960	972	969
Advances and other noncurrent assets	2,580	2,758	2,305	2,346

Total	3,532	3,718	3,277	3,315

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	143,982	115,399	145,731	118,944
Obligations under finance leases	—	1	—	1
Customers’ deposits	2,430	2,438	1,868	1,902
Deferred credits and other noncurrent liabilities	19,788	19,643	17,973	18,360

Total	166,200	137,481	165,572	139,207

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2015 and 2014:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
December 31, 2015
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,788	1,714	74
Current Financial Assets
Trade and other receivables
Foreign administrations	9,623	4,424	5,199
Domestic carriers	12,777	12,323	454
Derivative financial instruments
Current portion of interest rate swap	327	311	16

Total	24,515	18,772	5,743

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,826	1,748	78
Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,532	45	46,487
Carriers and other customers	9,109	6,095	3,014
Derivative financial instruments
Current portion of interest rate swap	496	233	263

Total	57,963	8,121	49,842

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
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

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2015 and 2014.

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2015 and 2014. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2015			2014
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	14,695	—	14,695	27,955	—	27,955
Derivative financial assets – net of current portion	—	145	145	—	94	94
Current Financial Assets
Short-term investments	—	685	685	—	625	625
Current portion of derivative financial assets	—	26	26	—	2	2

Total	14,695	856	15,551	27,955	721	28,676

Noncurrent Financial Liabilities
Derivative financial liabilities	—	736	736	—	1,460	1,460
Current Financial Liabilities
Derivative financial liabilities	—	306	306	—	254	254

Total	—	1,042	1,042	—	1,714	1,714

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2015 and 2014, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at December 31, 2015 and 2014, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2015 and 2014, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2

Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and PDST-F (until March 31, 2015) and PDST-R2* (after March 31, 2015) rates for similar types of loans plus PLDT’s credit spread.	Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

*	PDST-F was replaced by PDST-R2 on April 1, 2015 per BAP Memo dated January 8, 2015.

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of listed shares, were determined using quoted prices. For investments where there is no active market and fair value cannot be determined, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at December 31, 2015 and 2014.

As at December 31, 2015 and 2014, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2015 and 2014:

		2015			2014
	Maturity	Notional		Mark-to- market Gains (Losses)	Notional		Mark-to- market Gains (Losses)
		(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	2016	US$	22	Php6	US$	—	Php—
Long-term currency swaps	2017		202	(655)		202	(1,402)
Smart
Forward foreign exchange contracts	2016		13	4		—	—
DMPI
Interest rate swaps	2017		19	(26)		31	(69)

				(671)			(1,471)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2017	US$	23	Php2	US$	—	Php—
	2018		167	10		93	9
	2020		149	(133)		150	(80)
	2022		150	(95)		—	—
Long-term currency swaps	2018		90	18		—	—
Smart
Interest rate swaps	2016		20	1		47	(5)
	2017		17	2		28	(2)
	2018		75	6		105	(19)
	2019		107	(19)		115	(50)
	2020		200	1		—	—
Long-term currency swaps	2020		100	7		—	—

				(200)			(147)

Net liabilities				(Php871)			(Php1,618)

	2015	2014
	(in million pesos)
Presented as:
Noncurrent assets	145	94
Current assets	26	2
Noncurrent liabilities	(736)	(1,460)
Current liabilities	(306)	(254)

Net liabilities	(871)	(1,618)

Movements of our consolidated mark-to-market losses for the years ended December 31, 2015 and 2014 are summarized as follows:

	2015	2014
	(in million pesos)
Net mark-to-market losses at beginning of the year	(1,618)	(1,940)
Gains on derivative financial instruments (Note 4)	781	208
Settlements, accretions and conversions	320	243
Net fair value gains (losses) on cash flow hedges charged to other comprehensive income	5	(94)
Effective portion recognized in the profit or loss for the cash flow hedges	(359)	(35)

Net mark-to-market losses at end of the year	(871)	(1,618)

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014	2013
	(in million pesos)
Gains on derivative financial instruments (Note 4)	781	208	816
Hedge costs	(361)	(309)	(305)

Net gains (losses) on derivative financial instruments	420	(101)	511

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

Forward Foreign Exchange Contracts

On various dates from September to December 2015, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge U.S. dollar liabilities. The total forward foreign exchange purchase contracts amounted to US$22 million with U.S. dollar forward purchase average exchange rate of Php46.97 resulting to total mark-to-market gains of Php5.7 million as at December 31, 2015. There were no outstanding forward foreign exchange contracts as at December 31, 2014.

Long-term Currency Swaps

PLDT has entered into a long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the years ended December 31, 2015 and 2014. The semi-annual fixed swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the years ended December 31, 2015 and 2014.

On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the total notional amount of US$300 million of the long-term currency swaps that we entered to hedge the 2017 fixed rate notes was reduced to US$202 million with mark-to-market losses of Php655 million and Php1,402 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates from October to December 2015, PLDT entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its floating rate loan maturing in 2018. The total notional amount of the currency swaps was at US$90 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.72. The semi-annual fixed swap cost payments that PLDT is required to make to its counterparties averaged about 2.26% per annum. The outstanding notional amounts under these agreements amounted to US$90 million with mark-to-market gains of Php17.7 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The long-term principal only-currency swap agreements entered into in 2015 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market gains of the long-term principal only-currency swap with aggregate outstanding notional amount of US$90 million amounted to Php17.7 million and were recognized in our consolidated other comprehensive income as at December 31, 2015. There were no ineffective portion of the movements in the fair value for the twelve months ended December 31, 2015.

In March 2016, PLDT entered into long-term principal only-currency swap agreements to hedge the currency risk on a portion of its floating rate loan maturing in 2018. The total notional amount of the currency swaps was at US$25 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated loan into Philippine peso-denominated loan exposure at agreed swap exchange rates. The swap contracts have an agreed swap exchange rate of Php46.82 with a semi-annual fixed average swap cost payment of 2.35% per annum.

Interest Rate Swaps

On various dates in 2013 and 2015, PLDT entered into five-year and three-year interest rate swap agreements with a total notional amount of US$240 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.17%. The outstanding notional amounts under these agreements amounted to US$167 million and US$93 million with mark-to-market gains of Php10 million and Php9 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In August 2014, PLDT entered into six-year interest rate swap agreements with a total notional amount of US$100 million to hedge its interest rate exposure on the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a weighted average fixed rate of 3.46%. The outstanding notional amounts under these agreements amounted to US$99 million and US$100 million with mark-to-market losses of Php86 million and Php50 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In September 2014, PLDT entered into a six-year interest rate swap agreements with a total notional amount of US$50 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a weighted average fixed rate of 3.47%. The outstanding notional amounts under these agreements amounted to US$50 million each with mark-to-market losses of Php47 million and Php30 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 23, 2015, PLDT entered into a two-year interest rate swap agreement with a total notional amount of US$30 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$150 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on March 10, 2015) and in exchange, will pay a fixed rate of 2.11%. The outstanding notional amount under this agreement amounted to US$23 million with mark-to-market gain of Php2 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In April and June 2015, PLDT entered into seven-year interest rate swap agreements with a total notional amount of US$150 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in February 2022 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange will pay a weighted average fixed rate of 2.70%. The outstanding notional amounts under these agreements amounted to US$150 million with mark-to-market loss of Php95 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at December 31, 2015 and 2014 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market gains/losses of the interest rate swaps with aggregate outstanding notional amounts of US$489 million and US$243 million amounted to losses of Php216 million and Php71 million as at December 31, 2015 and 2014, respectively. The mark-to-market losses amounting to Php172 million and Php51 million were recognized in our consolidated other comprehensive income as at December 31, 2015 and 2014, respectively. Interest accrual on the interest rate swaps amounting to Php44 million and Php20 million were recorded as at December 31, 2015 and 2014, respectively. The ineffective portion of the movements in the fair value amounting to Php0.2 million each were recognized in our consolidated income statements for the twelve months ended December 31, 2015 and 2014, respectively.

Smart

Long-term Currency Swaps

On various dates in 2015, Smart entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its fixed rate loan maturing in 2020. The total notional amount of the currency swaps was at US$100 million. Under the swaps, Smart effectively exchanges the principal of its U.S. dollar-denominated fixed rate loan into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.659. The semi-annual fixed swap cost payments that Smart is required to make to its counterparties averaged about 2.21% per annum. The outstanding notional amount under these agreements amounted to US$100 million with mark-to-market gains of Php7 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The long-term principal only-currency swap agreements outstanding as at December 31, 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market gains of the long-term principal only-currency swap with aggregate notional amount of US$100 million amounted to Php7 million and were recognized in our consolidated other comprehensive income as at December 31, 2015. There were no ineffective portions of the movements in the fair value instruments that were recognized in our consolidated income statements for the twelve months ended December 31, 2015.

In March 2016, Smart entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its fixed rate loan maturing in 2018. The total notional amount of the currency swaps was at US$10 million. Under the swaps, Smart effectively exchanges the principal of its U.S. dollar-denominated fixed rate loan into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.76. The semi-annual fixed swap cost payments that Smart is required to make to its counterparties averaged about 2.17% per annum.

Forward Foreign Exchange Contracts

In March 2015, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts with a total notional amount of US$29 million as at March 31, 2015 to hedge the loan proceeds from the partial drawdown of the US$200 million Mizuho Facility with average exchange rate of Php44.801. The mark-to-market gains recognized in the profit or loss were Php1 million as at March 31, 2015. In April 2015, all outstanding forward foreign exchange sale contracts matured and the proceeds of which amounted to Php1,299 million.

In May 2015, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts with a total notional amount of US$18 million as at June 30, 2015 to hedge the loan proceeds from the partial drawdown of the US$200 million Mizuho Facility with average exchange rate of Php44.891. The mark-to-market losses recognized in the profit or loss were Php5 million as at June 30, 2015. In July 2015, all outstanding forward foreign exchange sale contracts matured and the proceeds of which amounted to Php786 million.

On various dates in 2015, Smart entered into short-term U.S. dollar forward foreign exchange purchase contracts with a total notional amount of US$43 million to hedge its outstanding U.S. dollar liabilities for the year with average exchange rate of Php46.947. The outstanding notional amounts under these contracts amounted to US$13 million with mark-to-market gains of Php4 million as at December 31, 2015. There were no outstanding forward foreign exchange contracts as at December 31, 2014.

In January 2016, Smart entered into short-term U.S. dollar forward foreign exchange purchase contracts with a total notional amount of US$3 million to hedge its outstanding U.S. dollar liabilities for the year with average exchange rate of Php47.33.

In March 2016, Smart entered into short-term U.S. dollar forward foreign exchange purchase contracts with a total notional amount of US$11.9 million to hedge its outstanding U.S. dollar liabilities for the year with average exchange rate of Php47.05.

Interest Rate Swaps

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$45 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.53%. The outstanding notional amounts under this agreement amounted to US$7 million and US$22 million with mark-to-market gain of Php244 thousand and mark-to-market loss of Php2 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.43%. The outstanding notional amounts under this agreement amounted to US$13 million and US$25 million with mark-to-market gain of Php474 thousand and mark-to-market loss of Php3 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$44 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%. The outstanding notional amounts under this agreement amounted to US$17 million and US$28 million with mark-to-market gain of Php2 million and mark-to-market loss of Php2 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates in 2013 and 2014, Smart entered into three-to-five-year interest rate swap agreements with a total notional amount of US$110 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.22%. The outstanding notional amounts under these agreements amounted to US$75 million and US$105 million with mark-to-market gains of Php6 million and mark-to-market losses of Php19 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates in 2014 and 2015, Smart entered into four-to-five-year interest rate swap agreements with a total notional amount of US$85 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.23%. The outstanding notional amounts under these agreements amounted to US$68 million and US$65 million with mark-to-market losses of Php9 million and Php27 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 2, 2014, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on the US$50 million Loan Facility maturing in May 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on May 14, 2015) and in exchange, will pay a fixed rate of 2.58%. The outstanding notional amounts under this agreement amounted to US$39 million and US$50 million with mark-to-market losses of Php10 million and Php23 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates in 2015, Smart entered into five-year interest rate swap agreements with a total notional amount of US$200 million to hedge its interest rate exposure on the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.10%. The outstanding notional amount under these agreements amounted to US$200 million with mark-to-market gains of Php323 thousand as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at December 31, 2015 and 2014 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$419 million and US$295 million amounted to Php10 million and Php76 million as at December 31, 2015 and 2014, respectively. The mark-to-market gains amounting to Php14 million and mark-to-market losses amounting to Php66 million were recognized in our consolidated other comprehensive income as at December 31, 2015 and 2014, respectively. Interest accrual on the interest rate swaps amounting to Php24 million and Php10 million were recognized as at December 31, 2015 and 2014, respectively. There were no ineffective portions of the movements in the fair value instruments that were recognized in our consolidated income statements for the twelve months ended December 31, 2015 and 2014.

In February 2016, Smart entered into five-year interest rate swap agreements with a total notional amount of US$30 million to hedge its interest rate exposure on the US$100 million Loan Facility maturing in December 2022 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 7, 2017) and in exchange, will pay a weighted average fixed rate of 2.03%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposure on the US$59.2 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$10 million and US$17 million with mark-to-market losses of the interest rate swap of Php14 million and Php37 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposure on the US$51.2 million Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$9 million and US$14 million with mark-to-market losses of the interest rate swap of Php12 million and Php32 million as at December 31, 2015 and 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$19 million and US$31 million amounted to Php26 million and Php69 million as at December 31, 2015 and 2014, respectively.

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php46,455 million and Php1,429 million, respectively, as at December 31, 2015, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2015 and 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2015
Cash equivalents	39,103	39,103	—	—	—
Loans and receivables:	52,875	49,499	2,697	516	163
Advances and other noncurrent assets	10,717	7,936	2,102	516	163
Short-term investments	744	744	—	—	—
Investment in debt securities and other long-term investments	595	—	595	—
Retail subscribers	19,750	19,750	—	—	—
Corporate subscribers	9,263	9,263	—	—	—
Foreign administrations	5,514	5,514	—	—	—
Domestic carriers	540	540	—	—	—
Dealers, agents and others	5,752	5,752	—	—	—
HTM investments:	408	51	207	150	—
Investment in debt securities and other long-term investments	408	51	207	150	—
Financial instruments at FVPL:	685	685	—	—	—
Short-term investments	685	685	—	—	—
Available-for-sale financial investments	15,711	—	—	—	15,711

Total	108,782	89,338	2,904	666	15,874

December 31, 2014
Cash equivalents	19,843	19,843	—	—	—
Loans and receivables:	56,198	52,693	1,303	1,086	1,116
Advances and other noncurrent assets	10,912	7,953	1,070	773	1,116
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	—	233	313	—
Retail subscribers	17,053	17,053	—	—	—
Foreign administrations	8,420	8,420	—	—	—
Corporate subscribers	7,941	7,941	—	—	—
Domestic carriers	823	823	—	—	—
Dealers, agents and others	10,485	10,485	—	—	—
HTM investments:	709	295	264	—	150
Investment in debt securities and other long-term investments	709	295	264	—	150
Financial instruments at FVPL:	625	625	—	—	—
Short-term investments	625	625	—	—	—
Available-for-sale financial investments	28,086	—	—	—	28,086

Total	105,461	73,456	1,567	1,086	29,352

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2015 and 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2015
Debt(1):	195,603	1,716	78,007	41,890	73,990
Principal	161,568	1,411	61,847	34,355	63,955
Interest	34,035	305	16,160	7,535	10,035
Lease obligations:	17,920	10,161	3,640	2,003	2,116
Operating lease	17,919	10,160	3,640	2,003	2,116
Finance lease	1	1	—	—	—
Unconditional purchase obligations(2)	150	27	47	47	29
Other obligations:	139,148	110,874	23,378	3,012	1,884
Derivative financial liabilities(3):	6,067	10	6,050	7	—
Long-term currency swap	5,670	—	5,670	—	—
Interest rate swap	397	10	380	7	—
Various trade and other obligations:	133,081	110,864	17,328	3,005	1,884
Suppliers and contractors	66,229	46,487	16,788	2,954	—
Utilities and related expenses	38,155	38,155	—	—	—
Liability from redemption of preferred shares	7,906	7,906	—	—	—
Employee benefits	6,262	6,262	—	—	—
Carriers and other customers	3,014	3,014	—	—	—
Customers’ deposits	2,430	—	495	51	1,884
Dividends	1,461	1,461	—	—	—
Others	7,624	7,579	45	—	—

Total contractual obligations	352,821	122,778	105,072	46,952	78,019

December 31, 2014
Debt(1):	157,607	575	71,798	27,100	58,134
Principal	130,634	377	57,918	21,107	51,232
Interest	26,973	198	13,880	5,993	6,902
Lease obligations:	18,190	9,446	4,302	2,132	2,310
Operating lease	18,184	9,446	4,296	2,132	2,310
Finance lease	6	—	6	—	—
Unconditional purchase obligations(2)	211	72	45	45	49
Other obligations:	122,486	98,452	17,073	5,160	1,801
Derivative financial liabilities(3):	2,057	131	1,926	—	—
Long-term currency swap	1,712	—	1,712	—	—
Interest rate swap	345	131	214	—	—
Various trade and other obligations:	120,429	98,321	15,147	5,160	1,801
Suppliers and contractors	55,288	35,857	14,356	5,075	—
Utilities and related expenses	35,049	35,021	6	5	17
Employee benefits	8,234	8,234	—	—	—
Liability from redemption of preferred shares	7,922	7,922	—	—	—
Carriers and other customers	2,799	2,799	—	—	—
Customers’ deposits	2,438	—	574	80	1,784
Dividends	1,070	1,070	—	—	—
Others	7,629	7,418	211	—	—

Total contractual obligations	298,494	108,545	93,218	34,437	62,294

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 25 — Related Party Transactions — Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

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

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2015 and 2014 are as follows:

	2015	2014
	(in million pesos)
Within one year	10,318	9,570
After one year but not more than five years	5,485	6,304
More than five years	2,116	2,310

Total	17,919	18,184

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

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php150 million and Php211 million as at December 31, 2015 and 2014, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php133,081 million and Php120,429 million as at December 31, 2015 and 2014, respectively. See Note 23 – Accounts Payable.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php46 million and Php32 million as at December 31, 2015 and 2014, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2015 and 2014.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2015 and 2014:

	2015		2014
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	26	1,206	7	313
Derivative financial assets – net of current portion	3	145	2	94
Advances and other noncurrent assets – net of current portion	—	16	—	17

Total noncurrent financial assets	29	1,367	9	424

Current Financial Assets
Cash and cash equivalents	379	17,874	149	6,665
Short-term investments	24	1,156	14	625
Trade and other receivables – net	142	6,690	210	9,414
Current portion of derivative financial assets	1	26	—	2
Current portion of advances and other noncurrent assets	—	19	—	10

Total current financial assets	546	25,765	373	16,716

Total Financial Assets	575	27,132	382	17,140

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,104	52,040	1,046	46,812
Derivative financial liabilities – net of current portion	16	736	33	1,460
Other noncurrent liabilities	—	6	—	—

Total noncurrent financial liabilities	1,120	52,782	1,079	48,272

Current Financial Liabilities
Accounts payable	99	4,685	121	5,438
Accrued expenses and other current liabilities	153	7,216	153	6,856
Current portion of interest-bearing financial liabilities	341	16,058	316	14,124
Current portion of derivative financial liabilities	7	306	6	254

Total current financial liabilities	600	28,265	596	26,672

Total Financial Liabilities	1,720	81,047	1,675	74,944

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php47.12 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2015.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.74 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2014.

As at March 15, 2016, the Philippine peso-U.S. dollar exchange rate was Php46.73 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php447 million as at December 31, 2015.

Approximately 42% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2015 and 2014, respectively. Consolidated foreign currency-denominated debt increased to Php67,620 million as at December 31, 2015 from Php60,632 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$392 million and US$202 million as at December 31, 2015 and 2014, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 30% (or 17%, net of our consolidated U.S. dollar cash balances) and 40% (or 34%, net of our consolidated U.S. dollar cash balances) as at December 31, 2015 and 2014, respectively.

Approximately, 18% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2015 as compared with approximately 20% and 21% for the years ended December 31, 2014 and 2013, respectively. Approximately, 9% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2015 as compared with approximately 10% and 11% for the years ended December 31, 2014 and 2013, respectively. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debt in Philippine pesos.

The Philippine peso depreciated by 5.32% against the U.S. dollar to Php47.12 to US$1.00 as at December 31, 2015 from Php44.74 to US$1.00 as at December 31, 2014. As at December 31, 2014, the Philippine peso depreciated by 0.77% against the U.S. dollar to Php44.74 to US$1.00 from Php44.40 to US$1.00 as at December 31, 2013. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php3,036 million, Php382 million and Php2,893 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2016. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 2.93% as compared to the exchange rate of Php47.12 to US$1.00 as at December 31, 2015. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 2.93% as at December 31, 2015, with all other variables held constant, profit after tax for the year end 2015 would have been approximately Php897 million lower/higher and our consolidated stockholders’ equity as at year end 2015 would have been approximately Php810 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2015 and 2014. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2015

	In U.S. Dollars								Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years		Total	In Php			In U.S. Dollar	In Php
									(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	11	2	—	—		13	596	—	596	13	605
Interest rate	—	4.0000% to 10.0000%	3.5000%	—	—		—	—	—	—	—	—
Philippine Peso	—	5	—	3	—		8	407	—	407	9	418
Interest rate	—	4.2500%	—	4.8400%	—		—	—	—	—	—	—
Cash in Bank
U.S. Dollar	35	—	—	—	—		35	1,651	—	1,651	35	1,651
Interest rate	0.0100% to 1.0000%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	82	—	—	—	—		82	3,880	—	3,880	82	3,880
Interest rate	0.0010% to 2.0000%	—	—	—	—		—	—	—	—	—	—
Other Currencies	1	—	—	—	—		1	24	—	24	1	24
Interest rate	0.0100% to 0.5000%	—	—	—	—		—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	315	—	—	—	—		315	14,829	—	14,829	315	14,829
Interest rate	0.2500% to 4.7500%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	515	—	—	—	—		515	24,274	—	24,274	515	24,274
Interest rate	0.2500% to 4.6875%	—	—	—	—		—	—	—	—	—	—

Short-term Investments
U.S. Dollar	24	—	—	—	—		24	1,156	—	1,156	24	1,156
Interest rate	2.1622% to 3.9940%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	6	—	—	—	—		6	273	—	273	6	273
Interest rate	1.5000%	—	—	—	—		—	—	—	—	—	—

	978	16	2	3	—		999	47,090	—	47,090	1,000	47,110

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	228	—	—	—		228	10,761	29	10,732	247	11,617
Interest rate	—	8.3500%	—	—	—		—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	51	42	17	11		126	5,945	41	5,904	134	6,298
Interest rate	1.9000%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	2.8850%		—	—	—	—	—	—
Philippine Peso	—	205	21	337	1,243		1,806	85,100	171	84,929	1,803	84,965
Interest rate	—	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.5500% to 6.2600%		—	—	—	—	—	—
Variable Rate
U.S. Dollar	25	542	217	273	34		1,091	51,397	413	50,984	1,091	51,396
Interest rate	0.8500% to 1.0000 over LIBOR %	0.3000% to 1.8000 over LIBOR %	0.7900% to 1.8000 over LIBOR %	0.7900% to 1.4500 over LIBOR %	0.9500 over LIBOR	%	—	—	—	—	—	—
Philippine Peso	—	4	2	102	70		178	8,365	22	8,343	177	8,365
Interest rate	—	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate	%	—	—	—	—	—	—

	30	1,030	282	729	1,358		3,429	161,568	676	160,892	3,452	162,641

As at December 31, 2014

	In U.S. Dollars								Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years		Total	In Php			In U.S. Dollar	In Php
									(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	5	7	—		12	546	—	546	12	558
Interest rate	—	—	10.0000%	3.5000 to 4.000%	—		—	—	—	—	—	—
Philippine Peso	7	1	5	—	3		16	709	—	709	16	706
Interest rate	2.9310%	4.2188%	4.2500%	—	4.8371%		—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—		23	1,044	—	1,044	23	1,044
Interest rate	0.0100% to 0.5000%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	82	—	—	—	—		82	3,675	—	3,675	82	3,675
Interest rate	0.0010% to 1.5500%	—	—	—	—		—	—	—	—	—	—
Other Currencies	1	—	—	—	—		1	23	—	23	1	23
Interest rate	0.0100% to 0.5000%	—	—	—	—		—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	88	—	—	—	—		88	3,929	—	3,929	88	3,929
Interest rate	0.2500% to 1.5000%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	356	—	—	—	—		356	15,914	—	15,914	356	15,914
Interest rate	0.5000% to 5.0000%	—	—	—	—		—	—	—	—	—	—

Short-term Investments
U.S. Dollar	14	—	—	—	—		14	625	—	625	14	625
Interest rate	4.9570%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	—	—	—	—	—		—	18	—	18	—	18
Interest rate	1.3750%	—	—	—	—		—	—	—	—	—	—

	571	1	10	7	3		592	26,483	—	26,483	592	26,492

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	228	—	—		228	10,218	48	10,170	263	11,738
Interest rate	—	—	8.3500%	—	—		—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	61	26	20	—		112	4,998	74	4,924	111	4,972
Interest rate	2.9900%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	—		—	—	—	—	—	—
Philippine Peso	—	31	184	331	823		1,369	61,240	173	61,067	1,403	62,780
Interest rate	—	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	4.4850% to 6.3462%		—	—	—	—	—	—
Variable Rate
U.S. Dollar	4	546	213	116	143		1,022	45,728	190	45,538	1,022	45,728
Interest rate	0.3500% to 0.5500 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.9500% to 1.8000 over LIBOR %	1.4000% to 1.4500 over LIBOR	%	—	—	—	—	—	—
Philippine Peso	—	4	2	4	179		189	8,450	26	8,424	189	8,450
Interest rate	—	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate	%	—	—	—	—	—	—

	9	642	653	471	1,145		2,920	130,634	511	130,123	2,988	133,668

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2016. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points, or bps, and 18 bps higher/lower, respectively, as compared to levels as at December 31, 2015. If U.S. dollar interest rates had been 26 bps higher/lower as compared to market levels as at December 31, 2015, with all other variables held constant, profit after tax for the year end 2015 and our consolidated stockholders’ equity as at year end 2015 would have been approximately Php73 million and Php173 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 23 bps higher/lower as compared to market levels as at December 31, 2015, with all other variables held constant, profit after tax for the year end 2015 and our consolidated stockholders’ equity as at year end 2015 would have been approximately Php17 million and Php24 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2015 and 2014:

	December 31, 2015
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	46,455	272	46,183
Loans and receivables:
Advances and other noncurrent assets	10,516	—	10,516
Short-term investments	744	—	744
Investment in debt securities and other long-term investments	595	—	595
Retail subscribers	10,210	46	10,164
Foreign administrations	5,199	—	5,199
Corporate subscribers	4,812	160	4,652
Domestic carriers	454	—	454
Dealers, agents and others	4,223	2	4,221
HTM investments:
Investment in debt securities and other long-term investments	408	—	408
Financial instruments at FVPL:
Short-term investments	685	—	685
Forward foreign exchange contracts	10	—	10
Available-for-sale financial investments	15,711	—	15,711
Derivatives used for hedging:
Interest rate swap	90	—	90
Long-term currency swap	71	—	71

Total	100,183	480	99,703

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2015.

	December 31, 2014
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	26,659	266	26,393
Loans and receivables:
Advances and other noncurrent assets	10,711	1	10,710
Short-term investments	18	—	18
Investment in debt securities and other long-term investments	546	—	546
Retail subscribers	8,920	46	8,874
Foreign administrations	7,872	—	7,872
Corporate subscribers	3,615	139	3,476
Domestic carriers	730	—	730
Dealers, agents and others	8,014	1	8,013
HTM investments:
Investment in debt securities and other long-term investments	709	—	709
Available-for-sale financial investments	28,086	—	28,086
Financial instruments at FVPL:
Short-term investments	625	—	625
Derivatives used for hedging:
Interest rate swap	96	—	96

Total	96,601	453	96,148

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2014.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2015 and 2014:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2015
Cash and cash equivalents	46,455	41,509	4,946	—	—
Loans and receivables:	52,875	15,962	7,087	13,704	16,122
Advances and other noncurrent assets	10,717	10,204	307	5	201
Short-term investments	744	744	—	—	—
Investment in debt securities and other long-term investments	595	595	—	—	—
Retail subscribers	19,750	1,549	3,449	5,212	9,540
Corporate subscribers	9,263	1,162	1,316	2,334	4,451
Foreign administrations	5,514	933	1,744	2,522	315
Domestic carriers	540	88	100	266	86
Dealers, agents and others	5,752	687	171	3,365	1,529
HTM investments:	408	408	—	—	—
Investment in debt securities and other long-term investments	408	408	—	—	—
Financial instruments at FVPL(3):	695	695	—	—	—
Short-term investments	685	685	—	—	—
Forward foreign exchange contracts	10	10	—	—	—
Available-for-sale financial investments	15,711	14,721	990	—	—
Derivatives used for hedging:	161	161	—	—	—
Interest rate swaps	90	90	—	—	—
Long-term currency swap	71	71	—	—	—

Total	116,305	73,456	13,023	13,704	16,122

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2014
Cash and cash equivalents	26,659	23,952	2,707	—	—
Loans and receivables:	56,198	19,778	8,376	12,272	15,772
Advances and other noncurrent assets	10,912	8,978	1,732	1	201
Short-term investments	18	18	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—
Retail subscribers	17,053	2,115	2,894	3,911	8,133
Foreign administrations	8,420	2,825	535	4,512	548
Corporate subscribers	7,941	1,008	654	1,953	4,326
Domestic carriers	823	90	158	482	93
Dealers, agents and others	10,485	4,198	2,403	1,413	2,471
HTM investments:	709	709	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—
Available-for-sale financial investments	28,086	28,024	62	—	—
Financial instruments at FVPL(3):	625	625	—	—	—
Short-term investments	625	625	—	—	—
Derivatives used for hedging:	96	96	—	—	—
Interest rate swaps	96	96	—	—	—

Total	112,373	73,184	11,145	12,272	15,772

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2015 and 2014 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2015
Cash and cash equivalents	46,455	46,455	—	—	—	—
Loans and receivables:	52,875	23,049	5,436	1,306	6,962	16,122
Advances and other noncurrent assets	10,717	10,511	—	—	5	201
Short-term investments	744	744	—	—	—	—
Investment in debt securities and other long-term investments	595	595	—	—	—	—
Retail subscribers	19,750	4,998	2,064	499	2,649	9,540
Corporate subscribers	9,263	2,478	1,165	335	834	4,451
Foreign administrations	5,514	2,677	314	290	1,918	315
Domestic carriers	540	188	63	62	141	86
Dealers, agents and others	5,752	858	1,830	120	1,415	1,529
HTM investments:	408	408	—	—	—	—
Investment in debt securities and other long-term investments	408	408	—	—	—	—
Financial instruments at FVPL:	695	695	—	—	—	—
Short-term investments	685	685	—	—	—	—
Forward foreign exchange contracts	10	10	—	—	—	—
Available-for-sale financial investments	15,711	15,711	—	—	—	—
Derivatives used for hedging:	161	161	—	—	—	—
Interest rate swaps	90	90	—	—	—	—
Long-term currency swap	71	71	—	—	—	—

Total	116,305	86,479	5,436	1,306	6,962	16,122

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2014
Cash and cash equivalents	26,659	26,659	—	—	—	—
Loans and receivables:	56,198	28,154	5,285	1,149	5,838	15,772
Advances and other noncurrent assets	10,912	10,710	—	—	1	201
Short-term investments	18	18	—	—	—	—
Investment in debt securities and other long-term investments	546	546	—	—	—	—
Retail subscribers	17,053	5,009	1,949	325	1,637	8,133
Foreign administrations	8,420	3,360	932	468	3,112	548
Corporate subscribers	7,941	1,662	951	234	768	4,326
Domestic carriers	823	248	166	97	219	93
Dealers, agents and others	10,485	6,601	1,287	25	101	2,471
HTM investments:	709	709	—	—	—	—
Investment in debt securities and other long-term investments	709	709	—	—	—	—
Available-for-sale financial investments	28,086	28,086	—	—	—	—
Financial instruments at FVPL:	625	625	—	—	—	—
Short-term investments	625	625	—	—	—	—
Derivatives used for hedging:	96	96	—	—	—	—
Interest rate swaps	96	96	—	—	—	—

Total	112,373	84,329	5,285	1,149	5,838	15,772

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2015, 2014 and 2013.

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

March 18, 2016

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on June 10, 2014) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 2, 2014)

1(b)	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015)

2	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DOCOMO (incorporated by reference to Schedule 13D/A (Amendment No. 2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

4(e)	Deed of Assignment dated April 30, 2013 between SPi Global Holdings, Inc. and Asia Outsourcing Philippines Holdings, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 2, 2014)

4(f)	Investment Agreement, dated as of August 6, 2014, among Global Founders GmbH, Emesco AB, AI European S.a.r.l, Rocket Beteiligungs GmbH, PLDT and Rocket Internet AG (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015)

4(g)	First Addendum to Investment Agreement, dated as of August 15, 2014, among Global Founders GmbH, Emesco AB, AI European S.a.r.l, Rocket Beteiligungs GmbH, PLDT and Rocket Internet AG (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015)

4(h)	Joint Venture Agreement, dated as of August 6, 2014, between PLDT and Rocket Internet AG (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015)

6	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act