Form 20-F
period 2016-12-31
PLDT Inc.
filed 2017-04-27
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report

Commission file number 1-03006

PLDT Inc.

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

As at December 31, 2016:
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files).  Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

ii

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. (formerly Philippine Long Distance Telephone Company) and its consolidated subsidiaries, and references to “PLDT” or “the Company” mean PLDT Inc., excluding its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php49.77 to US$1.00 on December 31, 2016. On April 25, 2017, the volume weighted average exchange rate quoted was Php49.71 to US$1.00.

In this annual report, each reference to:

•	ARPU means average revenue per user;

•	BIR means Bureau of Internal Revenue;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTS means base transceiver station;

•	CMTS means cellular mobile telephone system;

•	CPCN means Certificate of Public Convenience and Necessity;

•	DFON means domestic fiber optic network;

•	Digitel means Digital Telecommunications Phils., Inc.;

•	DMPI means Digitel Mobile Philippines, Inc.;

•	DSL means digital subscriber line;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its Philippine affiliates;

•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;

•	FTTH means Fiber-to-the-HOME;

•	GSM means global system for mobile communications;

•	HSPA means high-speed packet access;

•	IFRS means International Financial Reporting Standards;

•	IGF means international gateway facility;

•	IP means internet protocol;

•	IT means information technology;

•	LEC means local exchange carrier;

•	LTE means long-term evolution;

•	MVNO means mobile virtual network operations;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	PCEV means PLDT Communications and Energy Ventures, Inc.

•	PDRs means Philippine Depositary Receipts;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	SIM means Subscriber Identification Module;

•	Smart means Smart Communications, Inc.;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means Value-Added Service;

•	VoIP means Voice over Internet Protocol;

•	VPN means virtual private network;

•	W-CDMA means Wideband-Code Division Multiple Access; and

•	WiMAX means Worldwide Interoperability for Microwave Access.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016, included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with International Financial Reporting Standards, or IFRS.

As at December 31, 2016, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net. Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2016, 2015 and 2014 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2016, 2015 and 2014 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2016, 2015, 2014, 2013 and 2012 and for the financial years ended December 31, 2016, 2015, 2014, 2013 and 2012, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F. As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been prepared and presented in conformity with IFRS.

	2016(1)		2016	2015	2014	2013	2012
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US$	3,321	Php165,262	Php171,103	Php170,835	Php168,211	Php162,914
Service revenues		3,159	157,210	162,930	164,943	163,932	159,619
Non-service revenues		162	8,052	8,173	5,892	4,279	3,295
Expenses		2,824	140,559	139,268	130,457	125,514	122,529
Net income for the year		405	20,162	22,075	34,090	35,453	36,099
Continuing operations		405	20,162	22,075	34,090	33,384	35,556
Discontinued operations		—	—	—	—	2,069	543
Earnings per common share for the year attributable to equity holders of PLDT
Basic		1.86	92.33	101.85	157.51	163.67	167.07
Diluted		1.86	92.33	101.85	157.51	163.67	167.07
Earnings per common share from continuing operations for the year attributable to equity holders of PLDT
Basic		1.86	92.33	101.85	157.51	154.09	164.55
Diluted		1.86	92.33	101.85	157.51	154.09	164.55
Balance Sheets Data
Cash and cash equivalents		778	38,722	46,455	26,659	31,905	37,161
Total assets		9,546	475,119	455,095	436,295	399,638	405,815
Net assets		2,181	108,537	113,898	134,668	137,326	145,734
Total long-term debt – net of current portion		3,049	151,759	143,982	115,399	88,924	102,811
Total debt(2)		3,718	185,032	160,892	130,123	104,090	115,792
Total liabilities		7,366	366,582	341,197	301,627	262,312	260,081
Total equity attributable to equity holders of PLDT		2,173	108,175	113,608	134,364	137,147	145,550
Weighted average number of common shares for the year (in thousands)		4,341	216,056	216,056	216,056	216,056	216,055
Other Data:
Depreciation and amortization		692	34,455	31,519	31,379	30,304	32,354
Ratio of earnings to fixed charges(3)		3.1x	3.1x	4.0x	6.4x	5.7x	5.4x
Net cash provided by operating activities		984	48,976	69,744	66,015	73,763	80,370
Net cash used in investing activities		(844)	(41,982)	(39,238)	(51,686)	(21,045)	(39,058)
Net cash used in financing activities		(308)	(15,341)	(11,385)	(19,897)	(59,813)	(48,628)
Dividends declared to common shareholders		460	22,902	32,841	39,970	37,809	36,946
Dividends declared per common share		2.13	106.00	152.00	185.00	175.00	171.00

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2016, has been converted into U.S. dollars at the exchange rate of Php49.77 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2016. This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.
(2)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion; and (iii) notes payable.
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

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2016 and 2015:

	No. of shares		December 31,
	2016	2015	2016		2015
	(in millions)
Non-Voting Preferred Stock
10% Cumulative Convertible Preferred Stock II and JJ*	—	—	Php	—	Php	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300		360		360
Voting Preferred Stock	150	150		150		150

	450	450		510		510
Common Stock	216	216		1,093		1,093

Total	666	666	Php	1,603	Php	1,603

*	On June 8, 2015, the Company issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock, which are currently outstanding. In April 2011, the Company issued 370 shares of Series II 10% Cumulative Convertible Preferred Stock, all of which were redeemed by May 11, 2016.
**	Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2014, 2015 and 2016:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
					(in millions)
2014	August 5, 2014	August 28, 2014	September 26, 2014	Php69	Php14,908
2014	March 3, 2015	March 17, 2015	April 16, 2015	61	13,179
2014	March 3, 2015	March 17, 2015	April 16, 2015	26	5,618

				156	33,705

2015	August 4, 2015	August 27, 2015	September 25, 2015(1)	65	14,044
2015	February 29, 2016	March 14, 2016	April 1, 2016	57	12,315

				122	26,359

2016	August 2, 2016	August 16, 2016	September 1, 2016	49	10,587
2016	March 7, 2017	March 21, 2017	April 6, 2017	28	6,050

				Php77	Php16,637

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars

2012	171.00	4.04
Regular Dividend – April 20, 2012	63.00	1.48
Regular Dividend – September 28, 2012	60.00	1.44
Special Dividend – April 20, 2012	48.00	1.12

2013	175.00	4.16
Regular Dividend – April 18, 2013	60.00	1.45
Regular Dividend – September 27, 2013	63.00	1.45
Special Dividend – April 18, 2013	52.00	1.26

2014	185.00	4.14
Regular Dividend – April 16, 2014	62.00	1.39
Regular Dividend – September 26, 2014	69.00	1.54
Special Dividend – April 16, 2014	54.00	1.21

2015	152.00	3.35
Regular Dividend – April 16, 2015	61.00	1.37
Regular Dividend – September 25, 2015(1)	65.00	1.39
Special Dividend – April 16, 2015	26.00	0.59

2016	106.00	2.29
Regular Dividend – April 1, 2016	57.00	1.24
Regular Dividend – September 1, 2016	49.00	1.05

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

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

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	High(2)	Low(3)

2012	Php41.08	Php42.14	Php40.86	Php44.25
2013	44.40	42.66	40.57	44.66
2014	44.74	44.45	43.64	44.87
2015	47.12	45.62	44.08	47.44
2016	49.77	47.67	49.61	49.98
2017 (through April 25, 2017)	49.71	49.99	49.47	50.38

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End	Average(1)	High(2)	Low(3)
2016
September	Php48.48	Php47.52	Php46.55	Php48.48
October	48.49	48.35	48.04	48.58
November	49.75	49.22	48.34	49.97
December	49.77	49.82	49.61	49.98
2017
January	49.76	49.74	49.47	49.95
February	50.26	49.99	49.67	50.31
March	50.22	50.27	50.15	50.38
April (through April 25, 2017)	49.71	49.85	49.53	50.12

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2016 of Php49.77 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at April 25, 2017, the exchange rate quoted through the Philippine Dealing System was Php49.71 to US$1.00. Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

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

The rapid change of technology and proliferation of OTT services have the potential to disrupt our business. Our major sources of revenue have always been short messaging service, or SMS, voice and international calling services. However, due to the adoption of new technologies and the growing popularity of these new OTT services, our traditional revenue sources have continued to decline, and we cannot assure you that this trend will not continue with respect to some of our traditional revenue sources.

The continued high mobile penetration rate in the Philippines and the prevalence of SMS have negatively impacted our domestic calling service in recent years. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years. The emergence of OTT services, such as social networking, instant messaging and internet telephone, also known as VoIP services, are competing with us in voice or data services and continue to affect our business model. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine government to roll-out its free WiFi services to various municipalities in the country.

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

Increasing competition among existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospects by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services. Competition in the mobile telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference. Vital capacity expansion may continue to adversely increase our capital expenditures. Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market. Our principal mobile competitor, Globe Telecom, Inc., or Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice, SMS, and data offers. Furthermore, the possible entry of a new player, due to the liberalization of the Philippine telecommunications industry, may threaten our market share.

Taking into consideration these risks, we cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our mobile and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures, potential loss of customers or reduce our rates, resulting in a reduction in our profitability.

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

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of mobile and broadband services to customers in the Philippines. As a result, we depend on the continued development and growth of this industry in the Philippines. The mobile penetration rate in the country, however, has already reached an estimated 126% as at December 31, 2016, and thus the industry may well be considered mature, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent. Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or reducing the rate of its growth, could materially harm our business, results of operations, financial condition and prospects.

The licenses, franchises and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We believe that as of the date of this report, PLDT is in compliance with the requirements of the Constitution, and this position was recently supported by the Supreme Court; however, we cannot assure you that subsequent changes in law or additional litigation would not result in a different conclusion. See Item 4. “Information on the Company – Recent Developments – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition” and Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Failure to comply with R.A. 7925

The Philippine Congress may revoke, or the Solicitor General of the Philippines may file a case against DMPI to revoke, the franchise of DMPI for its failure to comply with R.A. 7925, which requires making a public offering of at least 30% of the aggregate common shares of a telecommunications entity with regulated types of services. See Item 4. “Information on the Company – Material Effects of Regulation on our Business” for further discussion.

Failure to properly divest CURE

If we fail to effect the divestment of Connectivity Unlimited Resource Enterprise, or CURE, in accordance with the terms of, or in a manner contemplated under the NTC’s approval of our acquisition of the Digitel Group, the NTC may revoke its approval of our acquisition which could significantly disrupt our operations and have a material adverse effect on our business and results of operations. See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Moreover, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. The Philippine Competition Act came into effect on August 8, 2015 and prohibits practices that restrict market competition through anti-competitive agreements and abuse of a dominant position. It also requires parties to provide notification and obtain clearance for certain mergers and acquisitions. The Philippine Competition Act prescribes administrative and criminal penalties for violations of these prohibitions. Finally, the Philippine Competition Act established the Philippines Competition Commission with responsibility for implementing and enforcing competition policy in the Philippines. While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that any new or existing governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippines telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future. In particular, PLDT is currently engaged in litigation with the Philippine Competition Commission, or the PCC, relating to the SMC Transactions, described in Item 4. “Information on the Company – Recent Developments – Investments of PLDT in Vega Telecom, Inc., or VTI, Bow Arken and Brightshare”, and whether the parties thereto completed the SMC Transactions in accordance with the The Philippine Competition Act and circulars issued thereunder.

Any future expansion in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects. In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services. See Item 4. “Information on the Company – Recent Developments – Notice of Transaction filed with the Philippine Competition Commission, “– Material Effects of Regulation on our Business” and Note 10 – Investments in Associates and Joint Ventures – Notice of Transaction filed with the Philippine Competition Commission, or PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislation such as R.A. 10173 (Data Privacy Act of 2012) and its Implementing Rules and Regulations recognizes as a policy of the State to protect the fundamental human right of privacy, of communication while ensuring free flow of information to promote innovation and growth. The rules apply to the processing of personal data by any natural and juridical person in the government or private sector. They also apply to an act done or practice engaged in and outside of the Philippines under certain conditions. Likewise, NTC issuances under Memorandum Circular, or MC, No. 05-07-2016 deals with the rights of the subscriber on record as to the data supplied by him and NTC MC No. 05-06-2007 deals with Call Data Records and under what circumstances could they be obtained. The regulatory environment regarding privacy and data protection laws is unsettled.

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

Inadequate handling of confidential information, including personal customer information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

We possess a substantial amount of personal information of our customers. In the event an information leak occurs, we might be subjected to penalties under the data privacy law, our credibility and corporate image may be significantly damaged, and we may experience an increase in cancellations of customer contracts and slower increase in additional subscriptions, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The available radio frequency spectrum is one of the principal limitations on a wireless network’s capacity, and there are limitations in the spectrum and facilities available to us to provide our services. Our future wireless growth will increasingly depend on our ability to offer innovative video and data services and a wireless network that has sufficient spectrum and capacity to support these innovations. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum.

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

Other mobile service providers in the world may not adopt or use the technologies and the frequency bands that are compatible with ours, which could affect our ability to sufficiently offer international services.

If a sufficient number of mobile service providers do not adopt the technologies and the frequency bands that are compatible with ours, if mobile service providers switch to other technologies or frequency bands, or if there is a delay in the introduction and expansion of compatible technologies and frequency bands, we may not be able to offer international roaming or other international services as expected, and our financial condition and results of operations may be adversely affected.

We may not be successful in our acquisitions of, and investments in, other companies and businesses, and may therefore be unable to fully implement our business strategy.

As growth slows or reverses in our traditional fixed line and mobile businesses, and as part of our strategy to grow other business segments, we make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. The success of our acquisitions and investments depends on a number of factors, such as:

•	our ability to identify suitable opportunities for investment or acquisition;

•	our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;

•	the extent to which we are able to influence or exercise control over the acquired company;

•

the compatability of the economic, business or other strategic objectives and goals of the acquired company with those of the PLDT Group, as well as the ability to execute the identified strategies in order to generate fair returns on the investment; and

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies. In 2014, we invested in Rocket Internet SE (formerly Rocket Internet AG), or Rocket, to drive the development of online and mobile payment solutions, the fair value of which has declined significantly since our investment. Due to the significant decline in fair value of our investment in Rocket as at December 31, 2015, we recognized an impairment of the investment in Rocket amounting to Php5,124 million. In 2016, we recognized additional impairment loss of Php5,381 million as the fair value of Rocket further declined to Php9,206 million for the six months ended June 30, 2016. On December 31, 2016, we recognized an unrealized gain of Php852 million in our consolidated other comprehensive income in the “Net gains (losses) on available-for-sale financial investments” account due to slight recovery of Rocket’s fair value to Php10,058 million as at December 31, 2016. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies” and Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information. Credit ratings and market values of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

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

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from deploying our networks and properly maintaining the equipment used in our networks, and hence could affect our ability to maintain existing services and roll-out new services, for example, which could have a material adverse effect on our results of operations and financial condition.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field remain the subject of careful evaluations by the international scientific community. We cannot rule out that exposure to electromagnetic fields or other emissions originating from mobile handsets will not be identified as a health risk in the future. Our mobile business may be harmed as a result of any future alleged, or actual, health risk or the perception of any health risk, which could result in a lower number of customers, reduced usage per customer or even potential consumer liability.

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

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php42,825 million, Php43,175 million and Php34,759 million for the years ended December 31, 2016, 2015 and 2014, respectively. We currently estimate that our consolidated capital expenditures in 2017 will be approximately Php46 billion.

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

A portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos. See Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

A depreciation of the Philippine peso against the U.S. dollar would increase the amount of our U.S. dollar-denominated debt obligations, capital expenditures, and operating and interest expenses in Philippine peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in Philippine peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially and adversely affect our results of operations. A depreciation of the Philippine peso could also cause us not to be in compliance with the financial covenants imposed on us by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments, which were designated as non-hedged items.

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by approximately 15% from a high of Php41.08 for year end 2012 to Php47.12 as at December 31, 2015 and further depreciated by 6% to Php49.77 as at December 31, 2016. We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

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

The principal factors that could negatively affect our ability to comply with the financial ratio covenants and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Of our total consolidated debts, approximately 31% and 42% were denominated in U.S. dollars as at December 31, 2016 and 2015, respectively. Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of the consolidated debt amounts were approximately 8% and 17% as at December 31, 2016 and 2015, respectively, and therefore these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

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

A majority of our total revenues and cash flows from operations are derived from our subsidiaries, particularly Smart. Smart has significant internal cash requirements for debt service, capital expenditures and operating expenses and as a result, may be financially unable to pay any dividends to PLDT. Although Smart has been making dividend payments to PLDT regularly since December 2002, there can be no assurance that PLDT will continue to receive these dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

A significant number of shares of PLDT’s voting stock are held by four shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT.

As at January 31, 2017, the First Pacific Group and its Philippine affiliates, NTT Communications and NTT DOCOMO, and JG Summit Holdings, Inc. and its affiliates, or JG Summit Group, collectively, beneficially own approximately 53.93% in PLDT’s outstanding common stock (representing 31.83% of our overall voting stock). See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT, and the rights granted pursuant to the Cooperation Agreement, Strategic Agreement and the Shareholders Agreement.

Additionally, all of PLDT’s shares of voting preferred stock, which represent approximately 41% of PLDT’s total outstanding shares of voting stock are owned by a single stockholder, BTF Holdings, Inc., or BTFHI.

The FP Parties and/or NTT Communications and/or NTT DOCOMO and/or JG Summit Group and/or BTFHI may exercise their respective voting rights over these decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT.

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

As at December 31, 2016, PLDT has three employee unions, representing in the aggregate 5,631, or 31%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. For instance, PLDT experienced a significant charge from its manpower rightsizing program, MRP, in 2015, mainly incurred in the fixed-line business, with some of the charge incurred in the wireless business. See Note 5 – Income and Expenses – Compensation and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Each of our different employee groups may require separate collective bargaining agreements. If any group of our employees and PLDT are unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

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

For more information on PLDT’s legal proceedings, see Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18. “Financial Statements.” While PLDT believes the positions it has taken in these cases are legally valid, the final results of these cases may prove to be different from its expectations. In addition, there is no assurance that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions.

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

As a foreign private issuer incorporated in the Philippines and listed on the PSE, we are permitted under applicable NYSE rules to follow certain home country corporate governance practices. The corporate governance practice and requirements in the Philippines do not require us to have a majority of the members of our board of directors to be independent, and do not require regularly scheduled executive sessions of non-management directors or regularly scheduled executive sessions where only independent directors are present. Further, the criteria for independence of directors and audit committee members applicable in the Philippines differ from those applicable under the NYSE rules. These Philippine home country corporate governance practices may afford less protection to holders of our ADSs.

The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including PLDT.

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. Although during 2016, the Philippines’ long-term foreign currency-denominated debt was affirmed by Fitch as investment-grade with a rating of BBB+ but with a revised outlook to negative, and Standard and Poor’s and Moody’s affirmed the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB+ and Baa2, respectively, with a stable outlook, the continued relatively low sovereign ratings of the Philippine Government will directly and adversely affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, Standard & Poor’s or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

Item 4.	Information on the Company

Overview

We are one of the leading telecommunications service providers in the fixed line, wireless and broadband markets in the Philippines, in terms of both subscribers and revenues. Through our three principal business segments (Wireless, Fixed Line and Others), we offer a large and diverse range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

We are the leading fixed line service provider in the Philippines accounting for approximately 65% of the total reported fixed line subscribers nationwide as at December 31, 2016. Smart and DMPI, the PLDT Group’s mobile service providers, collectively account for approximately 50% of the total reported mobile subscribers nationwide as at December 31, 2016.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php294,916 million, or US$5,926 million, as at December 31, 2016, representing one of the largest market capitalizations among Philippine-listed companies. We had total revenues of Php165,262 million, or US$3,321 million, and net income attributable to equity holders of PLDT of Php20,006 million, or US$402 million for the year ended December 31, 2016.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Under its Amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, wired or wireless telecommunications systems; fiber optics; multi-channel transmission distribution systems and their VAS (including but not limited to transmission of voice, data, facsimile, control signals, audio and video); information services bureau and all other telecommunications systems technologies presently available or that can be made available through technical advances or innovations in the future. Our subsidiaries, including Smart and DMPI, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com. The contents of our website are not a part of this annual report.

Recent Developments

Extension of Smart’s Congressional Franchise

On March 27, 1992, Philippine Congress granted the legislative franchise to Smart under Republic Act (R.A.) No. 7294 to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services, and stations throughout the Philippines for public domestic and international telecommunications, and for other purposes. R.A. 7294 became law on April 15, 1992, which was 15 days from date of publication in at least 2 newspapers of general circulation in the Philippines.

On January 16, 2017, the House of Representatives approved House Bill No. 4637, seeking to extend for another 25 years the franchise granted to Smart. The same House Bill was approved on Third Reading by the Senate on March 13, 2017. The bill was signed by the Senate President, and submitted to the Presidential Legislative Liaison Office of the House of Representatives on March 23, 2017. Thereafter, the President could have approved, vetoed, or taken no action on the bill for a period of 30 days, the expiration of which fell on April 22, 2017.

As provided under Article VI, Section 27 of the 1987 Philippine Constitution, “The President shall communicate his veto of any bill to the House where it originated within 30 days after the date of receipt thereof; otherwise, it shall become a law as if he had signed it.” As of the date of this filing, the President has not communicated any approval nor veto of the bill.

Php2,610 Million and Php1,590 Million Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes under two Notes Facility Agreements dated March 3, 2017 and March 6, 2017, respectively. Proceeds from the issuance of these notes are intended to finance capital expenditures. The notes have no fixed redemption date and Smart may, at its sole option, redeem the notes in whole but not in part. In accordance with IAS 32, the notes are classified as part of equity in the financial statements of Smart. The notes are subordinated to and rank junior to all senior loans of Smart.

Amendments to the Articles of Incorporation of PLDT

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders of PLDT, respectively, approved the following actions: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; (ii) expansion of the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company; and (iii) corresponding amendments to the First Article and Second Article of the Articles of Incorporation of the Company.

On July 29, 2016, the Amended Articles of Incorporation of the Company containing the aforementioned amendments was approved by the Philippine SEC.

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power, and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation.

On November 14, 2016, the Amended By-Laws of the Company containing the aforementioned amendments was approved by the Philippine SEC.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

The Supreme Court, in a Decision dated November 22, 2016, dismissed the petitions filed by Jose M. Roy III and other petitioners-in-intervention against Philippine SEC Chairperson, Teresita Herbosa (the “Decision”). The Decision upheld the validity of the Philippine SEC Guidelines MC No. 8, which requires public utility corporations to maintain at least 60% Filipino ownership in both its “total number of outstanding shares of stock entitled to vote in the election of directors” and its “total number of outstanding shares of stock, whether or not entitled to vote in the election of directors” and declared the same to be compliant with the Court’s ruling in the Gamboa Case. Consequently, the Court ruled that MC No. 8 cannot be said to have been issued with grave abuse of discretion.

In the course of discussing the petitions, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in the Gamboa Case. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions…”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/prepayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous (adverse) impact on the country as a whole – and to all Filipinos.”

See Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Transfer of DMPI’s Sun Postpaid Mobile and Broadband Subscription Assets to Smart

On August 1, 2016, the Board of Directors of Smart and DMPI approved the sale/transfer of DMPI’s trademark and subscribers (both individual and corporate) including all of DMPI’s assets, rights and obligations directly or indirectly connected to its postpaid mobile and broadband operations. The transfer is in accordance with the integration of the wireless business to simplify business operations, as well as to provide flexibility in offering bundled/converged products and enhanced customer experience. The transfer was completed on November 1, 2016, after which only the prepaid mobile business remains with DMPI.

Sale of Customer Relationship Management business by Asia Outsourcing Gamma Limited, or AOGL

On July 22, 2016, AOGL entered into a Sale and Purchase Agreement, or SPA, with Relia Inc., one of the largest business process outsourcing, or BPO, companies in Japan, to sell SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., which own AOGL’s Customer Relationship Management business, to Relia for an enterprise value of US$181 million. AOGL is the holding company of SPi Technologies, Inc. and its subsidiaries, and a wholly-owned subsidiary of Asia Outsourcing Beta Limited, or Beta, which is, in turn, owned 73.29% by CVC Capital Partners, one of the world’s leading private equity and investment advisory firms, and 18.32% by PLDT through its indirect subsidiary, PLDT Global Investments Corporation, or PGIC. The transaction was completed on September 30, 2016. As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares. The economic interest of PGIC in Beta remained at 18.32% as at December 31, 2016.

See Note 10 – Investment in Associates and Joint Ventures – Investments in Associates – Investment of PGIC in Beta to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Sale of PCEV’s Beacon Electric Asset Holdings, Inc., or Beacon, Shares to Metro Pacific Investment Corporation, or MPIC

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC to sell its 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing approximately 25% equity interest in Beacon, to MPIC for a total consideration of Php26,200 million. MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the agreement and the balance of Php9,200 million will be paid in annual installments until June 2020. Consequently, PCEV realized a portion of the deferred gain amounting to Php4,962 million. After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25% while MPIC’s interest increased to 75%. MPIC agreed that for as long as: (i) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (ii) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

PCEV’s effective interest in Manila Electric Company, or Meralco, through Beacon, was reduced to 8.74% as at December 31, 2016 from 17.48% as at December 31, 2015, while MPIC’s effective interest in Meralco, through its direct ownership in Meralco shares and through Beacon, increased to 41.22% as at December 31, 2016 from 32.48% as at December 31, 2015. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96% as at December 31, 2016 and 2015.

Beacon owns 394 million Meralco common shares, representing approximately 34.96% effective ownership in Meralco with a carrying value of Php84,815 million and market value of Php104,426 million based on quoted price of Php265 per share as at December 31, 2016.

PCEV’s Additional Investment in Beacon Class “B” Preferred Shares

On May 30, 2016, the Board of Directors of Beacon approved the increase in authorized capital stock of Beacon from 5,000 million to 6,000 million shares divided into 3,000 million common shares with a par value of Php1.00 per share, 2,000 million Class “A” preferred shares with a par value of Php1.00 per share and 1,000 million new Class “B” preferred shares with a par value of Php1.00 per share.

On the same date, PCEV subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million. MPIC likewise subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million.

The amount raised from the subscription was used to fund the subscription to shares of common stock of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen, a wholly-owned subsidiary of Beacon.

On August 10, 2016, the Philippine SEC approved the increase in Beacon’s authorized capital and issuance of a new class of preferred shares.

Class “B” preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt, securities or warrants issued or sold by Beacon. The Class “B” preferred shares are entitled to liquidation preference over the common shares of Beacon and, upon the declaration of Beacon’s board of directors, yearly cumulative dividends at the rate of 6% of the issue value before any dividends can be paid to holders of common shares of Beacon subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment will not violate any dividend restrictions imposed by Beacon’s bank creditors.

On September 9, 2016, the Board of Directors of Beacon approved the redemption of 198 million Class “B” preferred shares held by PCEV at an aggregate redemption price equal to the aggregate issue price of Php2,500 million. On the same date, Beacon also declared cash dividends on the said preferred shares amounting to Php21 million. The redemption price and cash dividend were paid on September 30, 2016.

Beacon’s Acquisition of 56% of Global Business Power Corporation

On May 27, 2016, Beacon, through a wholly owned subsidiary Beacon Powergen, entered into a Share Purchase Agreement with GT Capital Holdings, Inc., to acquire an aggregate 56% of the issued share capital of Global Power for a total consideration of Php22,058 million. Beacon Powergen settled Php11,029 million upon closing and the balance via a vendor financing facility, which was replaced with a long-term bank debt in August 2016.

Global Power is the leading power supplier in Visayas region and Mindoro island. In 2016, Global Power increased its combined gross maximum capacity to 854 megawatts, or MW, through a 150 MW expansion project that is currently undergoing final acceptance. In Luzon, Global Power has 670 MW expansion project that is still in the process of Engineering, Procurement and Construction selection.

Beacon Powergen’s investment in Global Power has a carrying value of Php21,902 million as at December 31, 2016.

See Note 10 – Investment in Associates and Joint Ventures – Investment in Beacon to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest. On the same date, PLDT and Globe executed: (i) a SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in Vega Telecom, Inc., or VTI, (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc.), or Bow Arken, and Brightshare Holdings, Inc. (parent company of eTelco, Inc.), or Brightshare which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively. We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction, collectively as the SMC Transactions.

Consideration for the acquisitions is Php52.8 billion representing the purchase price for the equity interests in the three companies and assigned advances of previous owners to VTI, Bow Arken and Brightshare. This consideration will be paid in three tranches: 50% was paid upon signing of the SPAs on May 30, 2016, 25% was paid on December 1, 2016 and the final 25% is payable on May 30, 2017, subject to the fulfillment of certain conditions. The second and final payments are secured by irrevocable standby letters of credit. The SPA also provided that PLDT and Globe, through VTI, Bow Arken and Brightshare, assumed liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and the previous owners based on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe after May 30, 2016. Pending the completion of the due diligence procedures, as at December 31, 2016, PLDT and Globe have advanced about Php2.6 billion to cover the working capital requirements of the acquired companies. Discussion on the result of the due diligence procedures is ongoing.

See Note 10 – Investment in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare and Note 28 – Financial Assets and Liabilities – Commercial Commitments to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information.

Notice of Transaction filed with the Philippine Competition Commission

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transactions (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. The Circulars provide that, upon receipt by the PCC of the notices required thereby, the applicable transaction shall be deemed approved.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA and should be deemed approved and not subject to retroactive review by the PCC. Moreover, the parties believe they have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the SMC Transactions and performing any act which challenges or assails the “deemed approved” status of the transaction. On July 19, 2016, the 12th Division of the CA issued a Resolution directing the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction). On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA 12th Division issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the subject acquisition based on its Letters dated June 7, 2016 and June 17, 2016 during the effectivity hereof and until further orders are issued by the Court. On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution dated August 26, 2016. In a Resolution promulgated on October 19, 2016, the CA’s 12th Division: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. Thereafter, with or without their respective memorandum, the instant cases are submitted for decision. On November 11, 2016, PLDT filed its Memorandum in compliance with the CA Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016 for lack of merit. The Court denied PLDT’s Motion to Cite the PCC in indirect contempt for being premature. In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed the PCC to remove immediately from its website its PSOC and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene, and Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed a Petition before the Supreme Court to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC transactions.

The petition remains pending resolution with the CA.

See Note 10 – Investment in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare – Notice of Transaction filed with the Philippine Competition Commission to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB has been granted by the PSE effective November 21, 2016.

Agreement between PLDT Capital and Hopscotch

On April 15, 2016, PLDT Capital and Hopscotch, entered into an agreement to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia through Gohopscotch Southeast Asia Pte. Ltd., a Singapore company incorporated on March 1, 2016, of which PLDT Capital and Hopscotch own 90% and 10% of the equity interests, respectively. The Hopscotch mobile-platform technology allows for the rapid development of custom mobile applications for sports teams, live events, and brands to create a memorable and monetizable fan experience and also increase mobile advertising revenue. As a vehicle to execute the agreement, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore company, on March 1, 2016.

See Note 2 – Summary of Significant Accounting Policies – Joint Venture with Gohopscotch, Inc. to the accompanying audited consolidated financial statements in Item 18 “Financial Statements” for further discussion.

eInnovations’ Investment in ECommerce Pay Holding S.à r.l., or ECommerce Pay

On January 6, 2015, PLDT, through eInnovations Holdings Pte. Ltd, or eInnovations, entered into a JVA with Rocket, pursuant to which the two parties agreed to form ECommerce Pay, of which each partner holds a 50% equity interest. ECommerce Pay is a global joint venture company for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of ECommerce Pay and invested €1.2 million in ECommerce Pay on August 11, 2015.

On February 3, 2016, eInnovations further contributed its subsidiary ePay Investments Pte. Ltd., or ePay, including the intellectual property, platforms and business operations of its mobile-first platform, PayMaya Philippines, Inc., or PayMaya, as had been agreed in the JVA. Rocket contributed, among other things, its equity in Paymill Holding GmbH and Payleven Holding GmbH, which operated via its subsidiaries, payment platforms for high growth, small-and-medium sized e-commerce businesses.

Consequently, in February 2016, the ownership of ePay and its subsidiaries, or the ePay Group, was transferred from eInnovations to ECommerce Pay and hence Ecommerce’s effective interest in ePay went down to 50%. Pending completion of the other expected contributions from Rocket, ePay Group continued to be a subsidiary of PLDT.

Rocket and PLDT via eInnovations agreed to end the joint venture with control and all rights in ePay to be returned to eInnovations via a retransfer of the shares in ePay. In return, eInnovations gave up its 50% ownership and all claims in connection with Ecommerce Pay. On July 29, 2016, eInnovations exited Ecommerce Pay and the whole ownership of ePay, including the platforms and business operations of its mobile-first platform, PayMaya, was returned to eInnovations.

PLDT and Rocket have decided to unwind the joint venture to better focus on their respective areas of operation and current priorities. Both continue to explore areas of possible future collaboration.

See Note 10 – Investment in Associates and Joint Ventures – eInnovations’ Investment in ECommerce Pay Holding S.à.r.l to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

PLDT Online’s Investment in iflix Limited, or iflix

On April 23, 2015, PLDT Online Investments Pte. Ltd., or PLDT Online, subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million. The convertible note was issued and paid on August 11, 2015. iflix will use the funds to continue to roll out the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix after it completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group, through its subsidiary, PT Surya Citra Media Tbk, or SCMA. PLDT Online’s shares account for the 7.6% of the total equity stock of iflix.

For a detailed discussion, see Note 2 – Summary of Significant Accounting Policies, Note 10 – Investment in Associates, Joint Ventures and Deposits and Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in iflix Limited to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Business Overview

As at December 31, 2016, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

While our legacy business of voice and SMS still provides the majority of our revenues, data, whether mobile internet (accessed via the mobile phone) or broadband (accessed via dongles and other similar devices), is the fastest-growing and therefore, the focus areas of our business today. We generate data revenues from across all segments of our wireless business.

We provide (a) mobile services, (b) home broadband services, (c) digital platforms and mobile financial services, and (d) MVNO and other services, through our wireless business, which contributed approximately 96%, 3% and (collectively for digital platforms and mobile financial services, and MVNO and other services) 1%, respectively, of our wireless service revenues in 2016. Mobile data usage has surged in the past several years while voice and SMS usage has slowed down. Wireless revenues contributed 59% of our total revenues in 2016 as compared to 63% and 64% for the years ended December 31, 2015 and 2014, respectively. Our mobile service revenues, were 92%, 91% and 92% of our total wireless revenues in 2016, 2015 and 2014, respectively.

Our mobile services, which accounted for approximately 96% of our wireless service revenues for the year ended December 31, 2016, are provided through Smart and DMPI with 62,763,209 total subscribers as at December 31, 2016 as compared to 68,612,118 total subscribers as at December 31, 2015, and 72,511,425 total subscribers as at December 31, 2014, representing a combined market share of approximately 50%, 55% and 62% as at December 31, 2016, 2015 and 2014, respectively. Mobile penetration in the Philippines remained stable at approximately 124% in each of 2016 and 2015, and account for approximately 34 and 36 times the country’s fixed line penetration in 2016 and 2015, respectively, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2016, approximately 96% of our mobile subscribers were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk. We have also retained our leading position in the postpaid service with our combined Smart and Sun postpaid subscribers, representing a market share of approximately 53%.

The continued growth of internet usage by smartphone and broadband dongle users resulted in significant increase in our mobile data revenues. As a result, our mobile internet revenues, which are part of our mobile data service revenues, increased by Php5,112 million, or 42%, to Php17,167 million in 2016 from Php12,055 million in 2015. Our mobile internet revenues contributed 67% and 60% of our mobile data service revenues in 2016 and 2015, respectively. SMS contributed 34% and 36% of our mobile service revenues in 2016 and 2015, respectively. In addition, mobile broadband revenues, which are derived from the use of dongles and other similar mobile broadband devices, grew by Php196 million, or 2%, to Php8,147 million.

Smart’s and DMPI’s wireless network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 Megahertz, or MHz, BTS in dense urban areas and deploy its 900 MHz BTS on a relatively more economical basis in potentially high growth, but less densely populated provincial areas. We utilize 3G high-speed packet access (HSPA), 4G HSPA+ or LTE technology and are currently upgrading our wireless broadband facilities.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium sized enterprises, or SME, clients. Our fixed line business group offers voice, data and miscellaneous services. We had 2,438,473 fixed line subscribers as at December 31, 2016, an increase of 135,019, or 6%, from 2,303,454 fixed line subscribers as at December 31, 2015, mainly due to higher net additions in 2016 compared with 2015. Revenues from our fixed line business were 41%, 37% and 36% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Domestic voice revenues have been declining largely due to a drop in call volumes as a result of continued popularity of alternative means of communications such as texting, e-mailing and internet telephony. An increase in our data service revenues in recent years have mitigated such decline to a certain extent. Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

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

Others

Our other business consists primarily of PCEV, an investment holding company, which owns an 8.74% effective interest in Meralco as at December 31, 2015 (a decrease from 17.48% as at December 31, 2015), through its 25% equity interest in Beacon; PLDT Global Investments Corporation, or PGIC, which owns an 18.32% economic interest in Beta, an investment holding company of SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group, where we reinvested approximately US$40 million of the proceeds from the sale of BPO in 2013; and PLDT Digital Investments Pte. Ltd., or PLDT Digital, an investment holding company, which owns a 6.1% equity interest in Rocket, through its wholly-owned subsidiary, PLDT Online.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Plans” for capital expenditures planned for 2017 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2014, 2015 and 2016.

With the exception of the sale of 112.71 million common shares, comprising approximately a 10% equity interest, in Meralco to MPIC, there were no material divestitures in 2015.

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the entities that own the telecommunications business of SMC with Globe acquiring the remaining 50% interest. See Item 10. “Additional Information – Material Contracts” for further information.

On May 30, 2016, PCEV sold common and preferred stock of Beacon, representing approximately 25% equity interest in Beacon to MPIC for a total consideration of Php26,200 million.

See Item 4. “Recent Developments” for further information.

Organization

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands. PLDT, Smart, TNT and Sun are widely recognized brand names in the Philippines. We have built the PLDT brand name for over 88 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality mobile services. The TNT brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand. Since its launch in 2003, Sun has built considerable brand equity as a provider of “unlimited” services. Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•

Leading Market Shares. With approximately 67 million fixed line, mobile and broadband subscribers as at December 31, 2016, we have maintained our position as a market leader in each of the fixed line, mobile and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources. We derive our revenues from two of our business segments, namely, Wireless and Fixed Line, with each contributing 59% and 41%, respectively, to our total revenues in 2016, 63% and 37%, respectively, in 2015, and 64% and 36%, respectively, in 2014. Revenue sources of our wireless business include mobile (voice, SMS, mobile data, and inbound roaming and other mobile services), home broadband, digital platforms and mobile financial services, and MVNO and other services. Revenues from mobile voice and SMS have been declining over the past several years, but this decline has been partly mitigated by the increase in revenues from data services, particularly mobile internet and mobile broadband services. Our fixed line business derives service revenues from voice (local exchange, international and domestic services), data and miscellaneous services. Revenues from international and domestic fixed line services have been declining over the past several years due to pressures on traditional fixed line voice revenues as a result of the popularity of OTT service providers (such as Facebook, Skype, Viber, WhatsApp, and similar services), but have been offset by the significant revenue contributions from our home broadband, corporate data and leased lines, and data center and IT services, as well as higher revenues from our local exchange service.

•

Superior Integrated Network. With the most extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. Part of our network transformation program included the continued upgrade of our fixed line network to an all IP-based NGN, the build-out of our transmission and FTTH network, the investment in increased international bandwidth capacity, and the expansion of our 3G, 4G LTE and wireless broadband networks in order to enhance our data and broadband capabilities. Our network investments include the upgrade of our IT capabilities which are essential in enabling us to offer more relevant services to our customers.

•

Innovative Products and Services. Voyager Innovations, Inc. or Voyager, (including through its affiliates PayMaya Philippines, Fintqnologies Corporation, or FINTQ, and Takatack Technologies Pte. Ltd. or Takatack Technologies) is the digital innovations arm of PLDT and Smart. Voyager creates and launches platforms, services and solutions for emerging markets in the areas of digital financial services, access including sponsored data, data-in-sachets and messaging, e-Commerce platforms, digital marketing solutions, and the incubation of other new technologies. Through PayMaya and FINTQ, the Voyager Group offers various digital financial services and financial technology solutions.

•

Strong Strategic Relationships. We have important strategic relationships with First Pacific, NTT DOCOMO and NTT Communications. We believe the technological support, international experience and management expertise made available to us through these strategic relationships will enable us to enhance our market leadership and provide/cross-sell a wider range of products and services.

Strategy

The key elements of our business strategy are:

•

Build on our strong positions in the fixed line and wireless businesses. We plan to continue building on our position as one of the leading fixed line and wireless service providers in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost, and to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services.

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

•

Strengthen our leading position in the data and broadband market. Leveraging on the inherent strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business – broadband and data services, including mobile internet and mobile broadband. Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services. We will also accelerate the deployment of new base stations to boost quality and coverage, and accommodate technology bands under the co-use agreement with BellTel.

•

Provide the customer a superior data experience. We are in the process of executing our digital transformation strategy through our wireless business focusing on: (i) investing in network infrastructure to improve 3G and 4G coverage and capacity, as well as network resilience; (ii) upgrading service development platforms to improve customers’ ease-of-use, billing systems, customer interface; and (iii) beefing up our content portfolio to include entertainment, peace-of-mind/convenience, and games, among others.

•

Maintain a strong financial position and improve shareholder returns. Following significant improvements in our financial position, we restored the payment of cash dividends to our common shareholders beginning in 2005 and declared dividend payouts of approximately 100% of our core earnings for the seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014 and approximately 75% of our core earnings in 2015. In 2016, we are paying out dividends of approximately 60% of our core earnings. We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas. As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses.

Business

Wireless

We provide mobile, home broadband, digital platforms and mobile financial services, as well as MVNO and other services, through our wireless business.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
Systemwide mobile subscriber base		62,763,209		68,612,118		72,511,422
Prepaid		59,952,941		65,063,860		69,234,178
Postpaid		2,810,268		3,548,258		3,277,244
Home Broadband subscriber base		270,203		258,776		331,781
Growth rate of mobile subscribers
Prepaid		(8%)		(6%)		—
Postpaid		(21%)		8%		20%
Growth rate of Home Broadband subscribers		4%		(22%)		(24%)
Wireless service revenues (in millions)	Php	100,582	Php	110,716	Php	115,037
Mobile		96,497		105,655		108,780
Home Broadband		2,772		3,040		4,019
Digital platforms and mobile financial services		728		1,051		1,056
MVNO and others		585		970		1,182
Percentage to wireless service revenues
Mobile		96%		95%		95%
Home Broadband		3%		3%		3%
Digital platforms and mobile financial services		1%		1%		1%
MVNO and others		—		1%		1%
Percentage of wireless service revenues to total service revenues		59%		63%		64%

Mobile Services

Our mobile business, which we provide through Smart and DMPI to approximately 63 million subscribers as at December 31, 2016, focuses on providing wireless voice and data communications, primarily through mobile, home broadband, digital platforms and mobile financial services, and inbound roaming and other services.

Smart and DMPI market nationwide mobile communications services under the brand names Smart, TNT and Sun. Smart, together with TNT and Sun, has focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. Our mobile services include a variety of data and multimedia services that cater to the growing use of smartphones by our subscribers, as well as voice and text services. We offer a variety of packages that include “buckets” of a fixed number of messages, calls of a preset duration and data allowance, with a prescribed validity period. Smart, TNT and Sun also provide buckets which offer voice, text and hybrid bundles available to all networks, as well as packages with unlimited on-net voice, text, volume-based data, and combinations thereof, denominations of which depend on the duration and nature of the packages.

In order to fulfill its goal of providing its subscribers with the best digital experience, Smart is committed to providing its customers with a superior data experience. Key to achieving this requires a superior network in terms of coverage, capacity and internet speeds. This involves the use of 3G and LTE technologies, and the integration of Smart and Sun networks to improve coverage and quality for subscribers of both brands, among others.

On April 13, 2016, Smart was the first to introduce LTE-Advanced in Boracay, which achieved breakthrough LTE speeds of up to 250 Mbps. The program also boosted 3G data service in Boracay behind an enhanced 3G/high speed packet access, or HSPA/HSPA+ coverage and capacity.

Since July 2016, PLDT and Smart have rolled-out carrier-grade Smart WiFi in key transport hubs, identified by the Department of Transportation, in line with the PLDT Group’s commitment to make internet available to the public at world-class speeds for a seamless digital experience. Apart from the Ninoy Aquino International Airport, the country’s biggest airport, Smart WiFi is now available in key airports all over the country, including those in Davao, Misamis Oriental, Bacolod, Iloilo, Roxas, Zamboanga, Clark, Dumaguete, Laoag, General Santos, Kalibo and Puerto Princesa. Smart WiFi was also installed in the sea ports of Batangas City and Calapan in Mindoro. It is scheduled for rollout in more regional airports, sea ports, and the rail-based MRT and LRT lines 1 and 2 in Metro Manila, and the rest of the country in the coming months.

In connection with the drive to boost our 3G/LTE data services, on July 1, 2016, we introduced Giga Surf 50 with 1GB of open access data allowance plus 300 MB for access to iflix, Spinnr, YouTube, and other streaming services for Php50 valid for three days. This promo is open to Smart Postpaid, Smart Prepaid, Smart Bro Postpaid and Smart Bro Prepaid subscribers and can also be shared through Smart’s PasaData.

In October 2016, we also completed our spectrum refarming process in Davao which aimed to extend coverage and increase the speed and quality of our data services. As a result of capacity enhancements, the average download speeds of Smart’s 3G service in Metro Davao have increased nearly six times to approximately 6 Mbps while that of LTE has gone up more than 4.5 times to over 17 Mbps, based on internal field tests. Similar initiatives to improve network quality are currently ongoing in Cebu, Rizal and Metro Manila.

As we improve our network around the country, we continue to keep an eye on the future of mobile technology. In December 2016, Smart and Nokia successfully carried out the country’s first 5G showcase over a live network at Nokia Technology Center in Quezon City, achieving 5G speeds of 2.5 Gigabits per second using 100 MHz with latency of just one millisecond. This milestone is part of Smart’s roadmap to be 5G-ready by 2020 through strategic investments in infrastructure today.

Smart also teamed up with PayMaya Philippines to launch Smart Mastercard in October 2016. Under the partnership, mobile users who download the PayMaya app on their Android or iOS phones and register with their Smart, TNT or Sun number, may instantly get a virtual Smart Mastercard account number which they can load up at PayMaya load-up centers and can use at any of the more than 36 million merchants worldwide that accept Mastercard. Smart subscribers who download the PayMaya app can also get as much as 10 percent discount on Smart Prepaid load when they purchase in-app, as well as enjoy other exciting perks from partners.

SmartBro is a wireless broadband and data service offered to individual consumers as well as small and medium-scale enterprises in the Philippines. Smart Bro continues to grow mobile broadband revenues through various prepaid and postpaid offers, with various packages for both new and existing subscribers. It also recently began offering Smart Bro Pocket WiFi, a portable wireless router which can be shared by up to 10 users/devices at a time, and which provides connectivity at varying speeds and is supported by Smart’s network utilizing HSPA, 4G HSPA+ and LTE-technology. Smart Bro Pocket WiFi is available in both postpaid and prepaid variants, and can even offer connectivity to areas far from major cities.

In November 2016, SmartBro unveiled new postpaid plans which include free Smart Bro Pocket WiFi devices, and provide more data and faster speeds. The plans range from Plan 299, which comes with 3.5GB of data, to Plan 999, which offers 15GB of data. All of these programs helped bring new subscribers into the Smart brand, driving growth in activations and creating excitement around Smart.

Sun postpaid plans offer a variety of services to cater to the needs of subscribers at affordable prices. The Best Value Plans, which start at Php350 per month, come with a free smartphone, unlimited Sun Calls and Texts, 250 free texts to users on other networks, and 100MB of mobile data. Sun also offers international direct dialing, or IDD, plans which allow subscribers to make international calls and send SMS to select countries for as low as Php1.50 per minute of voice call or per SMS. The IDD plans also come with a free Android handset and free calls and SMS to Sun and other networks, depending on the plan.

Sun Bro is an affordable wireless broadband service utilizing advanced 3.5G HSPA and LTE technology offering various plans and packages to internet users. Sun Bro continues to grow the value broadband segment with its Non-Stop Surf Plans and Loads.

Voice Services

Mobile voice services, which comprise all voice traffic and have remained a significant contributor to wireless revenues, generated a total of 37%, 42% and 45% of wireless service revenues in 2016, 2015 and 2014, respectively.

Data Services

Mobile revenues from our data services include mobile internet, mobile broadband and other data services.

The Philippine mobile market is one of the most SMS-intensive markets in the world, with close to a billion text messages sent per day. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. However, the increased preference of communication through various mobile applications, social networking sites and other OTT services has provided a vast selection of communication tools and is causing a decrease in SMS revenues.

Mobile data revenues accounted for 25%, 18% and 13% of our wireless service revenues in 2016, 2015 and 2014, respectively.

Revenues from mobile internet includes web-based services such as mobile internet browsing and video streaming, net of discounts and content provider costs. Mobile internet browsing has shown significant growth as a result of the popularity of social networking and the affordability of smartphones. Mobile internet revenues accounted for 67%, 60% and 57% of our mobile data service revenues in 2016, 2015 and 2014, respectively.

Our current approach is to continue maximizing our 3G network services while upgrading our network to 4G LTE. We aim to encourage sustained growth in mobile internet browsing by offering free internet access to mobile subscribers.

Smart and DMPI offer the following VAS:

•

Smart Pasa Load, Sun Give-a-load, Dial*SOS and Surfloan. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow up to Php10 worth of load which can be used for text messages, calls and mobile browsing. Surfloan enables SmartBro prepaid subscribers to borrow up to Php10 worth of load for 20 minutes of internet browsing. Availing subscribers will be deducted upon their next top-up;

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

Rates

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card. A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 120 days after the full usage or expiry of the last reload.

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

The introduction of electronic loading facility, Smart eLoad, made reloading of air time credits more convenient and accessible to consumers. Smart eLoad’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php5 to Php1,000 with corresponding expiration periods. The introduction of Smart eLoad was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer denominations to other prepaid subscribers.

Smart also offers fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage. These bucket packages, which offer a fixed amount of text messages, call minutes or data volume for a limited validity period, have proven to be popular with subscribers.

Smart also offers unlimited voice, text and data packages under its various brands in order to be competitive. These plans include the All In, Unli Voice and Text, and high data allocation postpaid plans with monthly service fees ranging from Php250 to Php2,999 for Smart Postpaid and from Php3,500 to Php8,000 for Smart Infinity plans. A certain amount of free calls, texts and data are offered pursuant to these plans, with additional charges at different rates for usage in excess of the allocated amounts, depending on the monthly plan.

Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to most destinations, including the United States, Hong Kong, Japan, Singapore, United Kingdom and United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations. Smart subscribers also have the option of calling at more affordable rates, which are as low as Php2.50 per minute, through Smart Sulit IDD load.

International web browsing was also made more affordable and convenient with the relaunch of Surf Abroad, whereby subscribers automatically enjoy web browsing abroad for a fixed rate of Php550 per day with no registration required, so long as the subscriber turns on the data roaming feature. This service was expanded to 158 countries in 2016. Smart also offers Smart Travel Wifi powered by virtual SIM technology that enables local connectivity for up to five devices. Smart Travel Wifi, a broadband device that provides high-speed internet service in over 100 countries, which is powered by virtual SIM technology that enables local connectivity for up to five devices to local networks for as low as Php390 per day in Asia and Php490 per day elsewhere in the world.

In October 2016, Smart also launched Smart Chat Abroad, a data roaming service which offers Smart Prepaid and Smart Postpaid subscribers to access applications such as Facebook Messenger, Viber, WhatsApp, Line, WeChat and other chat applications while roaming abroad in over 130 countries, for a fixed rate of only Php150 per day.

Smart Bro Pocket WiFi is available in prepaid and postpaid variants. The standard charge for 15 minutes of internet access is Php5 for Smart Bro prepaid and Php2.50 for Smart Bro postpaid. We also offer various additional load packages covering all-day access, volume-based charging and longer validity periods. For example, SurfMax is a package which offers all-day internet access for up to 30 days, and GigaSurf is a volume based data package, which includes a free entertainment bundle and supports the Pasa-Data feature, enabling users to share their open access volume to other subscribers.

Distribution and Discounts

We sell our mobile services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 19 exclusive regional and 109 exclusive provincial distributors, and 67 key account dealers, 17 of which are exclusive. These dealers include major distributors of mobile handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. With the introduction of Smart eLoad, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Sun also offers over-the-air reloads through Sun’s Xpress Load. Starting with just 50,000 outlets when it was launched, our distribution network now encompasses approximately 1.6 million retailers with Smart and Sun combined. These retailers must be affiliated with one of Smart’s and Sun’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers.

For prepaid services, we offer competitive transfer prices for prepaid phone kits and modems. Call and text cards and over-the-air reloads are sold at a discount ranging from approximately 8% to 9.44%.

Home Broadband Service

HOMEBro is a fixed wireless broadband service being offered under PLDT’s HOME brand. PLDT HOMEBro is powered by Smart’s wireless broadband base stations which allow subscribers to connect to the internet using indoor or outdoor customer premises equipment through various wireless technologies. Home Ultera, our fixed wireless broadband offering specifically designed for the home, offers customized packages and utilizes the TD-LTE technology.

In addition to providing the country’s most affordable home broadband service, PLDT has always been at the forefront of offering subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers. These partners include iflix, Southeast Asia’s leading internet TV service provider; Fox International Channels which offers a wide range of video-on-demand, live content and catch-up TV; and ABS-CBN’s iWanTV, the leading OTT content platform in the Philippines.

Rates

HOMEBro Ultera offers LTE FUN packages with speeds ranging from 3Mbps up to 20 Mbps. These packages include Plan 699, which offers up to 3Mbps at 30GB monthly volume, Plan 999, which offers up to 5Mbps at 50GB monthly volume, Plan 1599, which offers up to 10Mbps at 70GB, Plan 1999, which offers up to 15Mbps at 80GB, and Plan 2999, which offers up to 20Mbps at 100GB monthly volume capacity.

Digital Platforms and Mobile Financial Services

Voyager and PayMaya Philippines (formerly Smart eMoney, Inc.), collectively known as the Voyager Group, provide digital innovations and digital financial services for emerging markets, starting with the Philippines. The Voyager Group and PayMaya Philippines focus on digital customer engagement, digital marketing solutions, digital financial services, and e-Commerce platforms, as well as incubation of other new technologies.

Digital Customer Engagement

PowerApp is the globally-patented data sachet platform that is now embedded in the equipment of major telecom network vendors.

Talk2 is an OTT app suitable for overseas Filipinos, enabling users to have a Philippine number abroad and also providing users with voice call and SMS functionalities at local rates.

Freenet is the country’s first sponsored data access service that allows brands and businesses to easily reach their customers by offering free access to their mobile apps and sites.

Digital Marketing Solutions

HATCH provides end-to-end content, advertising, and platform solutions that aims to connect brands to people and communities.

VYGR provides digital marketing services to customers using industry best practices that translate to lower cost and better reach.

Digital Financial Services

PayMaya provides an OTT digital payments mobile app, remittance and other related services, including Smart Money, the pioneering mobile money service linked to the Smart SIM and mobile phone. PayMaya also offers Smart Padala, the leading domestic remittance service brand in the market.

FINTQ provides consumer-centric and demand-driven innovative digital platforms, products and services for financial and non-financial institutions across underserved, unserved and banked customers. These platforms cover digital lending, disbursements, micro-savings, micro-insurance, NFC contactless and online payments, and anti-fraud and card control solutions, among others.

e-Commerce Platforms

Takatack is a digital commerce marketplace that brings together products and different merchants, catering to both consumers and enterprises.

TackThis! is a digital online store enabler for retailers, which powers every merchant’s online site and storefront allowing them to own their brand and build relationships directly with their customers.

Fixed Line

We provide voice services, including LEC, international and domestic services, data and miscellaneous services under our fixed line business.

We offer postpaid and prepaid fixed line services. Initially intended to be an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services came to form an important part of our overall churn and credit risk exposure management strategy.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
Systemwide fixed line subscriber base		2,438,473		2,303,454		2,207,889
Postpaid		2,406,881		2,269,883		2,149,846
Prepaid		31,592		33,571		58,043
Growth rate of fixed line subscribers
Postpaid		6%		6%		7%
Prepaid		(6%)		(42%)		(3%)
Number of fixed line employees		7,205		7,039		7,405
Number of local exchange line subscribers per employee		338		327		298
Fixed line service revenues (in millions)	Php	69,006	Php	65,475	Php	64,107
Voice		29,630		30,253		32,356
Data		37,711		33,748		30,332
Miscellaneous		1,665		1,474		1,419
Percentage to fixed line service revenues
Voice		43%		46%		51%
Data		55%		52%		47%
Miscellaneous		2%		2%		2%
Percentage of fixed line revenues to total service revenues		44%		41%		40%

Voice Services

Local Exchange

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries – PLDT-Philcom, Inc. and subsidiaries, or Philcom Group, Bonifacio Communications Corporation, or BCC, PLDT Clark Telecom, Inc., or ClarkTel, PLDT Subic Telecom, Inc., or SubicTel, Smart Broadband, Primeworld Digital Systems, Inc., or PDSI, PLDT-Maratel, Inc., or PLDT Maratel and Digitel. Together, these subsidiaries account for approximately 4% of our consolidated fixed line subscribers.

Revenues from our local exchange service amounted to Php17,792 million in 2016, Php17,076 million in 2015 and Php16,587 million in 2014. The increases in revenues in 2016, 2015 and 2014 were primarily due to higher weighted average postpaid billed lines.

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

Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In a letter dated July 11, 2008, the NTC approved our request to implement a rate rationalization program for our local service rates. In 2016, we did not make any adjustment in our monthly local service rates. For a detailed description of these rates, see “– International Service – Rates” and “– Domestic Service – Rates” and Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of rates and taxes and laws relating to anti-competitive practices and monopoly.”

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

International Service

Our international service consists of switched voice and packet-based voice services and data services that go through our IGFs. We also generate international revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate on our local exchange network. Our voice services are transmitted over the traditional Time-Division Multiplexing and IP networks. Revenues from our fixed line international service amounted to Php8,056 million in 2016, Php9,219 million in 2015 and Php11,404 million in 2014.

The continued popularity of OTT services that offer free on-net calling services (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp, and similar services), have negatively impacted the international call volumes of PLDT in 2016.

We have been pursuing a number of initiatives to sustain our international service business, including: (i) adjusting our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) interconnecting popular communication service providers (like Skype and Viber); and (iv) introducing a number of marketing initiatives, including cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for customers. In addition, PLDT Global is also enhancing the presence of PLDT in other international markets by offering products and services such as international prepaid calling cards, virtual mobile services, SMS transit and other global bandwidth services. These strategies are intended to help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2016, 2015 and 2014:

	Net Settlement
	2016		2015		2014
			(in millions)

Saudi Arabia	US$	43	US$	58	US$	93
United Arab Emirates		28		25		19
United States		15		12		17
Hong Kong		7		8		7
Canada		6		7		9
UK		3		3		3
Malaysia		2		6		10
Japan		2		3		4
Taiwan		2		3		4
Others		7		12		13

Total	US$	115	US$	137	US$	179

Rates

The average termination rate for PLDT was approximately US$0.085 in 2016 and 2015, and approximately US$0.09 per minute in 2014.

Rates for outbound international calls are based on type of service, whether operator-assisted or direct-dialed. Our rates are quoted in U.S. dollars and are billed in Philippine pesos. The Philippine peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers for direct-dialed calls, applicable to all call destinations at any time on any day of the week.

We also offer international service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services to 101 calling destinations/countries (including 12 Middle East destinations) with rates ranging from Php1.50 per minute to Php15.00 per minute. PLDT Budget Card comes in two denominations: Php100, which can be consumed within 30 days from first use, and Php200, which can be consumed within 60 days from first use.

We also offer lower international rates such as ID-DSL which has a monthly service fee of Php99 with 30 minutes of free calls to selected countries and a rate of as low as Php1.00 per minute for calls in excess of free minutes.

Domestic Service

Our domestic services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and access charges paid to us by other telecommunications carriers for wireless and fixed line calls carried through our backbone network and/or terminating to our fixed line customers. Revenues from our domestic service amounted to Php3,782 million in 2016, Php3,958 million in 2015 and Php4,365 million in 2014.

Mobile substitution, OTT voice call alternatives and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing, SMS, social networking sites and OTT services, have negatively affected our domestic call volumes.

Rates

Rates for domestic calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed. However, in line with its move towards rate simplification, PLDT simplified these rates in recent years for calls originating from and terminating to the PLDT fixed line network and for calls terminating to fixed line networks of other LECs. PLDT also simplified its rates for calls terminating to mobile subscribers.

In addition, PLDT bundles the free PLDT-to-PLDT calls in some promotions and product/service launchings in order to stimulate fixed line usage.

We continue to evaluate the rate structure of our domestic services from per minute toll charges to flat rates per call for calls of unlimited duration. This is envisioned to make fixed line rates more competitive with VoIP rates and to revitalize interest in fixed line usage. We continue to study various pricing models in respect of the above new rate plans.

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

Data Services

Our data service revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data services as at and for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
Systemwide home broadband subscriber base		1,450,550		1,255,864		1,149,328
Growth rate of home broadband subscribers		16%		9%		17%

Data service revenues (in millions)	Php	37,711	Php	33,748	Php	30,332
Home broadband		14,896		12,338		10,935
Corporate data and leased lines		19,980		18,806		17,325
Data Center and IT		2,835		2,604		2,072
Percentage to fixed line service revenues
Home broadband		22%		19%		17%
Corporate data and leased lines		29%		29%		27%
Data Center and IT		4%		4%		3%
Percentage of data service revenues to total service revenues		55%		52%		47%

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services from 2014 to 2016. Revenues from our data services amounted to Php37,711 million in 2016, Php33,748 million in 2015 and Php30,332 million in 2014.

The continuous upgrade and expansion of our network using next-generation technologies and our thrust into expansion of our digital infrastructure and capabilities, have enabled us to offer a growing range of IT and digital services that cater to the evolving needs of our customers.

Domestic data services consist of broadband data services and private networking solutions such as IP-VPN, Metro Ethernet and leased lines, among others. In 2016, we continued to broaden our service offerings through the expansion and enhancement of some of our existing offerings.

Broadband data services provided by our PLDT HOME include: (i) DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches; and (ii) Fibr, our most advanced broadband service for high-speed service which is delivered over fiber optic cable connectivity.

In 2015, PLDT HOME introduced new bandwidth variants of DSL offerings for businesses with speeds going as high as 20 Mbps and hardware bundle options where large enterprise customers are able to get top-of-the-line, branded IT devices of their choice. Fibr also evolved, as we introduced several bandwidth variants, this time offering higher speeds that can go up to 100 Mbps.

PLDT HOME remains to be the nation’s leading home broadband service provider, serving over 1.4 million subscribers nationwide. In addition to network expansion, PLDT HOME is also aggressively modernizing and upgrading its current copper network through the use of new technologies such as Very-high-bit-rate, or VDSL, which delivers speeds of up to 100 Mbps. Pilot testing of G.Fast and Gigawire technologies are also currently underway, which would allow subscribers to enjoy speeds of up to 500 Mbps on their copper lines.

PLDT HOME is strongly committed to fulfill our subscribers’ digital home lifestyle needs through conveniently and strategically bundled packages with our core data service. PLDT HOME was first to market such services under the Connected Home banner, reaching close to half a million digital services nationwide.

Consistent with its goal of always spearheading innovation for the home, PLDT launched the Smart Home digital services in 2016. The Smart Home digital ecosystem is built on the pillars of connectivity, peace of mind, entertainment, and convergence. The connectivity that binds the Smart Home is best experienced through devices such as the Telpad (the world’s first landline, broadband and tablet service in one) and the TVolution (which turns an ordinary TV into a smart TV), supported by Home Fibr’s fastest Internet speeds of up to 1 Gbps. This allows for high-speed browsing of multiple websites and the country’s first symmetrical speed service which provides equal upload and download speeds.

PLDT HOME also pioneered the ‘peace of mind’ suite which features security-enhancing products such as the home monitoring system Fam Cam launched in partnership with network solutions giant D-Link; the online safety solution Fam Zone which is Australia’s leading online parental control platform; and the multi-functional kiddie gadget Smart Watch manufactured by global telecommunications company Alcatel.

PLDT HOME has always been at the forefront of providing subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers. These partners include iflix, Southeast Asia’s internet TV service provider; Netflix, the U.S.-based internet TV pioneer; Cignal Digital TV, the Philippine’s pay TV service provider; Fox International Channels, which offers a wide range of video-on-demand, live content and catch-up TV; and ABS-CBN’s iWanTV, an OTT content platform in the Philippines.

PLDT HOME is also a leader in the convergence of wired and wireless connections through its data sharing feature which allows subscribers to seamlessly share data with their Smart mobile phones, thus revolutionizing the way families share and enjoy their high-speed connection. The data sharing bundle also allows subscribers to conveniently upgrade their mobile devices to the latest iPhone plans or bundle their home broadband service with a Smart Bro Pocket WiFi so they can enjoy strong connections even outside the home.

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

In 2015, PLDT extended its global reach with new points of presence in the U.K. and the east coast of the United States, in addition to PLDT’s growing managed international network, which includes the west coast of the United States, Hong Kong and Singapore. 2016 saw the addition of a new international Point of Presence (PoP) in Sydney, Australia, which complements existing PoPs in the United States, Hong Kong, Singapore, and the United Kingdom. PLDT’s sixth PoP further strengthens PLDT’s formidable global network, resulting in maximum international connectivity.

VITROTM data centers and IPC data centers, provide colocation and related connectivity services, managed server hosting, disaster recovery and business continuity services, managed security services, Cloud services, big data services and various managed IT solutions.

On July 28, 2016, ePLDT inaugurated VITRO Makati, the country’s biggest data center with 3,600 racks at full capacity and located in one of the country’s premiere business districts. VITRO Makati is equipped with highly-resilient systems and facilities to guarantee continuous operations, ensuring that businesses can utilize robust and scalable digital infrastructure, as well as world-class 24/7 technical support capabilities. As at December 31, 2016, ePLDT Group had a total of 6,797 rack capacity in seven locations covering Metro Manila, Subic and Cebu. ePLDT, PLDT’s IT subsidiary, manages and operates the four VITROTM data center facilities located in Pasig, Cebu, Subic and Makati, with a total of 12,108 square meters of server farm space (or 5,602 rack capacity), and IPC, ePLDT’s Cloud subsidiary, manages and operates the three IPC data center facilities located in Makati, Taguig and Sucat, with a total of 2,640 square meters of server farm space (or 1,195 rack capacity), to accommodate enterprise customers’ IT infrastructure hosting requirements. The facilities boast of best-in-class data center amenities in fully resilient configuration, supported by requisite operational certification attesting to compliance to global and industry recognized standards.

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

PLDT, through its IT subsidiary, ePLDT, also provides big data services to enable local enterprises advance their businesses through a range of digitally transformative solutions. These solutions allow enterprises to analyze openly available data and gain insights that drive predictive and data-driven decision-making in their businesses. PLDT is also a member of the Open Data Platform, a worldwide consortium of big data global technology leaders that aims to standardize the core platform and accelerate big data delivery across markets. PLDT is the only ASEAN company in the ODP which has a membership of multinational companies including GE, Hortonworks, IBM, Infosys, Pivotal, SAS, and VMWare among others.

Miscellaneous

Miscellaneous services provide facilities management, outsourcing, rental fees, and other services which are conducted through our wholly-owned subsidiary, ePLDT, which, together with its subsidiaries, is a broad-based integrated information and communications technology company. Revenues from our miscellaneous services amounted to Php1,665 million in 2016, Php1,474 million in 2015 and Php1,419 million in 2014.

Infrastructure

Wireless Network Infrastructure

Mobile

Through Smart and DMPI, we operate a digital GSM network. To meet the growing demand for mobile services, Smart and DMPI have implemented an extensive deployment program for their GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines.

Smart has been colocating its cell sites where its base stations are installed with PLDT and DMPI. In addition, 25 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes as at December 31, 2016. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Smart has been continually extending its 3G footprint. The 3G network provides more capacity, faster data rates and richer data and video applications from a 2G network. Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its 4G LTE network in August 2012. To date, Smart has established its LTE network coverage with 3,842 LTE base stations in strategic locations in the Philippines.

In 2016, PLDT and Smart have also rolled-out carrier-grade Smart WiFi in key transport hubs, identified by the Department of Transportation, in line with the PLDT Group’s commitment to make internet available to the public at world-class speeds for a seamless digital experience. Smart WiFi is likewise scheduled for rollout in more regional airports, sea ports, and the rail-based MRT and LRT lines 1 and 2 in Metro Manila, and the rest of the country, in the coming months. Forthcoming are deployments in select high traffic areas in the nation’s capital and strategic locations to benefit more members of the Philippine population.

Home Broadband and Other Services

Home Broadband offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Smart also upgraded its 3G network to High-Speed Downlink Packet Access to provide users with high download data rates and an improved broadband experience. Roughly 4,000 of Smart’s base stations are now fixed wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically colocated in Smart’s mobile base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach. As at December 31, 2016, we have managed to modernize NGN soft switches including international gateways, and are continually expanding the wireline infrastructure in areas we believe are unserved and underserved areas enabling our customers to access to the Philippines’ largest network and to the rest of the world.

In early 2016, we completed the upgrade of our fixed line facilities to fully IP-based platforms that can deliver voice and data services using a copper or fiber line to the customer with improved quality of service. This migration initiative enables us to fully replace the aging Public Switched Telephone Network, or PSTN, and transfer existing customers to these newer platforms, in an effort to ensure the best service for new customers of voice and data services for their present and future needs with a diversified range of telecommunication services using IP technology.

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises. To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure good internet quality even kilometers away from the serving exchange. This new optical fiber distribution network will eventually replace conventional copper cable. At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or 1 Gbps, download speed. Its huge bandwidth enables us to deliver high-bandwidth content and services to our subscribers. These include high definition broadcast television, video-on-demand, and other new services being offered by leading telecommunications companies outside the Philippines. We have been testing FTTH since 2006 and in 2012 began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila. Initially, we are deploying FTTH in greenfield areas. In the last quarter of 2015, we started deploying it in existing service areas to support the growing demand for higher DSL speed. With the intention to maximize the existing copper cable to deliver high speed broadband, PLDT adopted VDSL technology in vertical deployments (buildings) to provide data rates up to 100Mbps simultaneously in both the upstream and downstream directions. PLDT has also recently adopted the new capabilities such as G.FAST and Gigawire to deliver even higher speed on copper.

Along with PLDT’s pole infrastructures, we have been using the poles of Meralco to deploy the FTTH FOC Network in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco. PLDT is also using the pole infrastructure of other electric utility companies outside Meralco’s service area.

Our network includes an internet gateway that is composed of high capacity and high performance routers that serve as our IP network gateway connecting the Philippines to the rest of the world. It provides premium and differentiated internet service to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers, or ISPs, and even other service providers. Additionally, transparent caching service that are hosted in our domestic data centers provides a faster internet experience for customers. The caching facility includes well known websites such as Netflix, iflix, Google, Facebook and Amazon, among others.

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

The PLDT DFON is a nationwide backbone network. It is the first fiber optic backbone network in the country and is used to deliver voice, video, data, and other broadband and multimedia services nationwide. It is comprised of nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan. The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments. The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion. The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform. To date, the network has an aggregated loop capacity of nearly 7.4 Terabits per second. The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network. Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group. DFON is part of the 46,316 kilometer backbone and intermediate fiber optic cable of the PLDT Group.

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

PLDT has also began a transport system transformation program, which includes the transformation of DFON, IP Backbone and carrier Ethernet network into a new architecture and technology in preparation for the provision of 5G services.

International

PLDT’s international network was designed and built to support mainstream as well as new IP-based international services including IDD and IP voice, messaging, international enterprise solutions, and the biggest use of international network resources today, internet services of the PLDT Group. The international network also supports in part requirements of the Company’s traditional, as well as MVNO operations in various locations in Asia, Europe and the United States, and the international retail business run by PLDT Global.

For voice services, PLDT operates two IP voice gateways. As at December 31, 2016, PLDT’s international long distance facilities allow direct voice correspondence with 85 foreign carriers from 44 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

The Company now has four international internet gateways. In addition to the three international internet gateways in operation in 2015, in June 2016, the Company put into service a fourth international internet gateway in Lucena. This fortifies the PLDT Group’s infrastructure for internet and IP network services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet. All these gateways employ high capacity, high performance routers, and together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, ISPs and even other service providers. PLDT also operates three offshore/forward gateway routers in Hong Kong, Singapore and the United States to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the continental U.S.

To localize international internet content, and therefore achieve the best latency and at the same time save on international costs, PLDT employs local transparent caching in addition to partnering with various popular internet content providers, which together have much improved our customers’ internet experience. To date, PLDT is able to cache/access locally high demand content including those from Google, Facebook and content hosted by CDN player, Akamai. The Company also signed in 2016 a local caching agreements with Microsoft and Netflix, whose dedicated local caching servers are expected to be operational by the first half of 2017. The servers employed in these caches are able to identify high demand content and store these locally.

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

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities from, the most recent of which is in FASTER cable system, which connects Japan and U.S. Mainland. The table below shows submarine cable systems, in which PLDT has interests, that terminate in the Philippines or connect onward to other submarine cable systems from the Philippines, and the countries or territories they link:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
Southeast Asia-Middle East-Western Europe No. 3 Cable, or SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
Fiber-optic Loop Around the Globe, or FLAG, Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S. Cable Network (JUCN), TGN-Pacific, Unity, FASTER	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong
TGN-Intra Asia	Hong Kong and Japan

To further build on its footprint towards Europe and the Middle East, PLDT invested in the Asia Africa Europe Cable No. 1 (AAE-1). AAE1 is expected to be operational by the second half of 2017. Additionally, the Company is investing in new cable systems in the Pacific (together with major Asian carriers and OTT players) as well as in Asian region, both investments are being made to support the expected new fixed and mobile services requirements that will require significant bandwidth in 3-4 years’ time.

PLDT’s automatic optical transport switching system using multiple 10G backbone links continues to provide redundancy, minimize service disruptions, and provide continuity of service to premium enterprise clients as well as to PLDT for other important services. The capacity of the domestic portion of this switching network was upgraded in February 2016 in order to further strengthen PLDT’s international infrastructure and support the growing business requirements in Hong Kong, Japan, Singapore and the continental U.S.

With regard to service enabling platforms, the Company’s Telco-in-a-box platform supports voice and data services that are being offered in various parts of the world to serve mainly overseas Filipinos. The platform provides real-time charging, self-care, dealer portal, campaign and loyalty capabilities, and facilitates the time to market for new international mainstream products and new digital products.

Interconnection Agreements

Since the issuance of E.O. No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and mobile carriers. See Item 4. “Information on the Company – Licenses and Regulations – Regulatory Tariffs” for further discussion.

As at December 31, 2016, PLDT has direct interconnection agreements with 85 foreign carriers from 44 countries.

The average international termination rate for calls to PLDT was retained at approximately US$0.085 per minute in 2016. Also, PLDT carries international calls terminating at Smart and Sun networks where they have no direct interconnections.

The access charge for SMS from Smart to other CMTS operators and vice versa was reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through MC No. 02-10-2011.

Licenses and Regulations

Licenses

The table below shows the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
SubicTel	January 22, 2020
Clarktel	June 30, 2024
Philcom	November 2019
Digitel	February 2019
Smart	April 15, 2017
Spectrum transferred from PCEV	May 14, 2019
SBI	July 14, 2022
DMPI	December 11, 2027
CURE*	April 24, 2026

*	In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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

The following table sets forth the spectrum system service/technology, licensed frequency bands and bandwidth assignments used by Smart, DMPI, SBI and PDSI:

Assignees	Service/Technology	Bands (in MHz)	Bandwidth Assignment
Smart	3G-WCDMA	850	10 MHz x 2
	GSM 900	900	7.5 MHz x 2
	GSM 1800	1800	20 MHz x 2
	3G-WCDMA	2100	15 MHz x 2

DMPI	CDMA 2000	1900	2 channels of 1.25 MHz of bandwidth
	3G-WCDMA	2100	10 MHz x 2
	TD-LTE	2500	15 MHz
	TD-LTE	3400	30 MHz
	GSM 1800	1800	17.5 MHz x 2

SBI	TD-LTE	2500	20 MHz
	TD-LTE	3400	30 MHz

PDSI	TD-LTE	2300	30 MHz

*	NTC approved the frequency co-use arrangement between Smart and Globe of various frequencies under LTE 700, GSM/3G 900, GSM/LTE 1800, BWA/LTE 2300, and LTE 2500 assigned to Bell Telecommunications Philippines, Inc.

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

Material Effects of Regulation on our Business

Operators of IGFs and mobile telephone operators, pursuant to E.O. No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each has received a certificate of compliance from the NTC.

PLDT, SubicTel, ClarkTel, Philcom, Smart, Digitel, PCEV, SBI and CURE are required to pay various permits, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees.

The NTC has issued a number of directives that regulate the manner in which we conduct our business:

•

On July 3, 2009, the NTC issued MC No. 03-07-2009, imposing an extension of the expiration of the prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart and DMPI have been implementing the new validity period of prepaid loads since July 19, 2009.

•

On July 7, 2009, the NTC amended its rules on broadcast messaging in MC No. 04-07-2009, which prohibits content and/or information providers from initiating push messages. It further requires that requests for services must be initiated by the subscribers and not forced upon them by the public telecommunications entities and/or content providers and mandates that subscribers be sent a notification when they subscribe for any service and be given an option whether to continue with the availed service.

•

On July 23, 2009, the NTC issued MC No. 05-07-2009 mandating mobile operators, including Smart, to charge calls on a maximum six-second per pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid. Smart and CURE have filed petitions with the Supreme Court challenging the implementation of this regulation which remain pending. The six-second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.

•

On February 18, 2011, the NTC issued MC No. 01-02-2011 which among others required mobile phone providers like Smart and DMPI to make internet access through mobile phones optional; inform their subscribers of charges for internet access through mobile phones; and remind subscribers through SMS if at least 50% of credit limit has already been consumed.

•

On October 24, 2011, the NTC issued MC No. 02-10-2011 which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. Accordingly, Smart amended its interconnection agreements with other SMS providers in compliance with the circular. However, the NTC subsequently directed Smart to reduce the retail price of users sending regular SMS to users on other networks from Php1.00 to Php0.80 or less; refund or reimburse its subscribers for the excess Php0.20 per off-net SMS; pay a fine of Php200 per day from December 1, 2011 until the date of compliance with the decision; and submit documents, records and reports pertaining to SMS sent to other networks. Smart has challenged this decision and the resolution before the Court of Appeals. On June 27, 2016, the Court of Appeals rendered a decision setting aside the Decision dated November 20, 2012 and Resolution dated May 07, 2014 of the NTC for being bereft of legal basis and for having been rendered in utter disregard of the requirements of due process. The Court of Appeals further permanently enjoined the NTC and any and all of its agents from implementing the MC No. 02-10-2011. NTC and Intervenor Bayan Muna filed their respective Motions for Reconsideration which remain pending.

•

On July 15, 2011, the NTC issued MC No. 7-7-2011 which requires broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements and also sets the minimum service reliability of broadband service to 80%.

•

On December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge between LEC and CMTS to Php2.50 per minute from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC. PLDT and Smart individually filed on February 1, 2012 and January 20, 2012, respectively, separate motions for reconsideration arguing (among other things) that interconnection, including the rates thereof, should be, by law, a product of bilateral negotiations between the parties and that the decision to set lower rates was unconstitutional as an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts. The NTC denied the motion and PLDT and Smart appealed to the Court of Appeals, reiterating among other things, that the NTC erred in ruling that all LECs are automatically entitled to a cross-subsidy; that the NTC decision violates PLDT and Smart’s right to due process; and that the NTC decision violates the constitutional proscription against non-impairment of contracts. On December 12, 2014, the Court of Appeals granted Smart’s petition for review and set aside the NTC decision dated December 19, 2011. PAPTELCO has also filed a motion for reconsideration which was denied by the Court of Appeals in a Resolution dated September 18, 2015. A Petition for Review was filed by PAPTELCO before the Supreme Court which remains pending.

•

On July 8, 2015, the NTC issued MC No. 07-08-2015 defining “broadband” for fixed-line services, fixing data connection speed of at least 256 kilobits per second and mandating that ISPs must specify the average downstream and upstream data rates offered per area. Also, advertisements, flyers and brochures of service offers must specify service rates for broadband or internet connection data plans, and ISPs are allowed to set a cap on the data volume for each service package, provided that subscribers are automatically informed when the data volume consumed has reached specified thresholds.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges of its shares representing at least 30% of its aggregate common shares within five years from: (a) the date the law became effective; or (b) the entity’s commencement of commercial operations, whichever date is later. PLDT and PCEV have complied with this requirement. Although Smart and DMPI have not conducted a public offering of their shares, Smart’s recently renewed franchise contains an exemption from the requirement to do so, provided it remains “wholly-owned by a publicly-listed company with at least 30% of whose authorized capital stock is publicly owned.”

However, if DMPI is found to be in violation of R.A. 7925, this could result in the revocation of the franchise of DMPI and possible filing of a quo warranto case against DMPI by the Office of the Solicitor General of the Philippines. DMPI takes the position that the provisions of R.A. 7925 are merely directory and the policy underlying the requirement of telecommunications entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in DMPI in 2011, since PLDT continues to be a publicly-listed company. However, there can be no assurance that, for DMPI, the Philippine Congress will agree with such position.

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

On November 24, 2016, the NTC issued MC No. 09-11-2016 entitled Interconnection Charge for Voice Services mandating that interconnection charge for voice calls between two separate networks shall not be higher than Php2.50 per minute. The MC likewise directed that existing interconnection agreements shall be amended to comply with this MC within 10 days from the effectivity of this MC. The new agreed reduced interconnection charges shall be effective not later than January 1, 2017 to give sufficient time for the necessary adjustment in the operators’ respective billing systems.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside. As at December 31, 2016, PAPTELCO has 36 member companies, of which 31 are active, operating 73 main telephone exchanges in the countryside.

Competition

Including us, there are three major LECs, eight major IGF providers and two major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies.

Mobile Service

Currently, there are only two major mobile operators, namely us and Globe. Mobile market penetration in the Philippines is in excess of 100% based on SIM ownership.

Competition in the mobile telecommunications industry has intensified starting the middle of 2010 with greater availability of unlimited offers from the telecommunications operators resulting in increased volumes of calls and texts but declining yields. Even after PLDT’s acquisition of the Digitel Group in the last quarter of 2011, Globe continued to compete aggressively to gain revenue market share, albeit on a more regional/localized basis. Competition also increased in the postpaid space with more aggressive promotions involving greater handset subsidies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services, including video content.

In recent years, the prevalence of OTT services, such as social media, instant messaging and internet telephone, also known as VoIP services, has greatly affected our legacy revenues namely voice and SMS. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine government to roll-out its free WiFi services to various municipalities in the country.

Voice

Local Exchange

Although the growth of the fixed line voice market has been impacted by higher demand for mobile services, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market, Globe and Bayan Telecommunications, Inc., or Bayan, provide local exchange service through both fixed and fixed wireless landline services. In July 2015, Globe increased its shareholdings in Bayan to 98.57% from 56.87%.

Fixed wireless landline services resemble a mobile phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees. Our major competitors, Globe and Bayan, offer services in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon such as Cavite and Batangas.

International

There are 10 licensed IGF operators in the country, including us. While we still maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other IGF operators; (2) migration from fixed to direct mobile calling; and (3) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp, and similar services), and the establishment of virtual private networks for several corporate entities, which have further heightened competition.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and mobile businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

The number of inbound calls into the Philippines has been negatively impacted by the popularity of OTT services due to further improvement of internet access and the increase in smartphone and tablet adoption as a result of intense local competition. We have been pursuing a number of initiatives to mitigate the decline in our inbound telecommunications traffic, including a modest reduction of our termination rates, marketing and promotions to call Philippines and PLDT Fixed at popular Filipino websites, interconnecting with OTT providers like Skype and Viber in order to directly capture their organic traffic to the Philippines and continuously identifying and limiting unauthorized traffic termination. In addition, we have also established presence, through our wholly-owned subsidiary PLDT Global, in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue.

Domestic

Our domestic service business has been negatively affected by the growing number of mobile subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly SMS and e-mail. In addition, various ISPs have launched voice services via the internet to their subscribers nationwide.

While domestic call volumes have been declining, we have remained the leading provider of domestic service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

From time to time, PLDT launches promotions bundled with our other products to attract new subscribers including free PLDT-to-PLDT NDD service.

Data Services

The market for data services is a growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe and Bayan. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service. PLDT intends to compete in this segment, consistent with its overall strategy to broaden its distribution platform and increase its ability to deliver multimedia content.

Environmental Matters

The Company has continuously demonstrated its commitment to complying with environmental laws. The Property Facilities – Risk Management and Compliance Division with Facilities Management and Network Operation Teams intensified collaboration with the Department of Environment and Natural Resources, or DENR, Regional Offices on compliance matters. Among the major programs implemented in 2016 are the following:

•

Continuing training, accreditation and reporting to DENR Regional Offices of Company-appointed Pollution Control Officers, or PCO. The program was intended to meet the required PCO in the regions and address timely compliance of sites.

•	Periodic air sampling on standby generator sets showing acceptable results with all tested generator sets meeting the National Emission Standards for Source Specific Air Pollutants.

•

Regular facilitation of site-specific permits primarily on Permit to Operate Air Pollution Source Installation for sites with standby generator set and Hazardous Waste Registration for sites that generate used oil, used batteries, busted mercury-containing lamps, among others.

•	Completion of Sewage Treatment Plant in PLDT-Sampaloc Manila Office assuring acceptable quality to standards of wastewater discharge to public sewer.

The Company has not been subjected to any significant fines or regulatory action involving non-compliance with environmental regulations of the Philippines. Compliance to environmental regulations is always a top priority of the Company and above all to protect and preserve the environment where the Company operates.

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

Properties

PLDT owns four office buildings located in Makati City and owns and operates 291 fixed line exchanges nationwide, of which 48 are located in the Metropolitan Manila area, including Digital Telecommunication Philippines Inc.’s, or DTPI’s, three exchanges. The remaining 243 exchanges, including DTPI’s 32 exchanges, are located in cities and small municipalities outside the Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications.

As at December 31, 2016, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	73% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;

•	12% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	8% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•

2% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

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

In 2017, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our 2017 estimated consolidated capital expenditures is approximately Php46 billion, of which approximately Php29 billion is estimated to be spent by our wireless segment and approximately Php17 billion is estimated to be spent by our fixed line segment. See Item 5. “Operating and Financial Review and Prospects – Plans” for further discussion on our capital expenditures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been converted to U.S. dollars at the exchange rate at December 31, 2016 of Php49.77 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company delivering data and multimedia services in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance: wireless, fixed line and others. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on each of these segments.

Key performance indicators and drivers that our management uses to monitor and direct the operation of our businesses include, among others, the general economic conditions in the Philippines; market trends such as customer demands, behavior and satisfaction parameters; technological developments; network performance (in terms of speed, coverage and capacity); market share and profitability.

In addition, our results of operations and financial position are increasingly affected by fluctuations of the Philippine peso against the U.S. dollar.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated Adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2016, 2015 and 2014 is set forth below.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
	(in million pesos)

Adjusted EBITDA	Php	61,161	Php	70,218	Php	76,750
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures		1,181		3,241		3,841
Interest income		1,046		799		752
Gains (losses) on derivative financial instruments – net		996		420		(101)
Amortization of intangible assets		(929)		(1,076)		(1,149)
Asset impairment		(1,074)		(5,788)		(3,844)
Provision for income tax		(1,909)		(4,563)		(10,058)
Foreign exchange losses – net		(2,785)		(3,036)		(382)
Impairment of investments		(5,515)		(5,166)		—
Financing costs – net		(7,354)		(6,259)		(5,320)
Depreciation and amortization		(34,455)		(31,519)		(31,379)
Other income – net		9,799		4,804		4,980

Total adjustments		(40,999)		(48,143)		(42,660)

Consolidated net income	Php	20,162	Php	22,075	Php	34,090

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014(1)
	(in million pesos)
Consolidated core income	Php	27,857	Php	35,212	Php	37,410

Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs		1,539		762		208
Net income (loss) attributable to noncontrolling interests		156		10		(1)
Net tax effect of aforementioned adjustments		79		260		778
Core income adjustment on equity share in net losses of associates and joint ventures		(95)		(179)		(79)
Asset impairment		(1,074)		(5,788)		(3,844)
Foreign exchange losses – net		(2,785)		(3,036)		(382)
Impairment of investments		(5,515)		(5,166)		—

Total adjustments		(7,695)		(13,137)		(3,320)

Consolidated net income	Php	20,162	Php	22,075	Php	34,090

The following table shows the reconciliation of our consolidated basic and diluted core earnings per shares, or EPS, to our consolidated basic and diluted EPS attributable to common equity holders of PLDT for the years ended December 31, 2016, 2015 and 2014:

	2016				2015				2014
	Basic		Diluted		Basic		Diluted		Diluted		Diluted
Consolidated core EPS	Php	128.68	Php	128.68	Php	162.70	Php	162.70	Php	172.88	Php	172.88
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs		4.98		4.98		2.47		2.47		0.55		0.55
Core income adjustment on equity share in net losses of associates and joint ventures		(0.45)		(0.45)		(0.83)		(0.83)		(0.37)		(0.37)
Foreign exchange losses – net		(10.40)		(10.40)		(11.85)		(11.85)		(1.40)		(1.40)
Asset impairment		(30.48)		(30.48)		(50.64)		(50.64)		(14.15)		(14.15)

Total adjustments		(36.35)		(36.35)		(60.85)		(60.85)		(15.37)		(15.37)

EPS from continuing operations attributable to common equity holders of PLDT		92.33		92.33		101.85		101.85		157.51		157.51

Consolidated EPS attributable to common equity holders of PLDT	Php	92.33	Php	92.33	Php	101.85	Php	101.85	Php	157.51	Php	157.51

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

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense amounted to Php6,912 million, Php6,376 million and Php6,692 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total finance lease obligations amounted to nil and Php1 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

A summary of the PDRs issued by MediaQuest to ePLDT is set forth in the table below:

PDRs	Date of issuance	Number of PDRs issued	Investment cost		Direct Economic interest	Effective economic interest
Cignal TV PDRs	September 27, 2013	416,667	Php	6 billion	40%	64%, which includes an indirect 24% interest through Satventures (reflecting Satventures’ 60% interest in Cignal TV multiplied by 40%)
Satventures PDRs	September 27, 2013	333,333	Php	3.6 billion	40%	40%
Hastings PDRs	May 30, 2015	91,000	Php	3.25 billion	70%	70%

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,647 million and Php12,749 million as at December 31, 2016 and 2015, respectively. See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in Phunware and AppCard

In 2015, PLDT Capital subscribed to preferred shares of Phunware and AppCard. See Note 10 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. The investments in Phunware and AppCard allow PLDT Capital to designate one director to the five-seat board of each of Phunware and AppCard for as long as PLDT Capital beneficially owns a specified percentage of Phunware or AppCard shares, as applicable.

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

Accounting for investments in VTI, Bow Arken and Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare. See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. PLDT and Globe each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each such Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in IFRS 11 as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Further, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28, Investment in Associates and Joint Ventures. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

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

Based on our judgment, the decline in fair value of our investment in Rocket to Php14,587 million as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in our consolidated income statement an impairment of our investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. We recognized additional impairment loss of Php5,381 million as the fair value of Rocket further declined to Php9,206 million for the six months ended June 30, 2016. We recognized an unrealized gain of Php852 million in the “Net gains (losses) on available-for-sale financial investments” account in our consolidated other comprehensive income for the six months ended December 31, 2016 due to slight recovery of Rocket’s fair value to Php10,058 million as at December 31, 2016. See related discussion on Note 5 – Income and Expenses and Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the value in use of the cash-generating units, or CGUs, to which these assets are allocated. The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates and joint ventures, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

Total asset impairment on noncurrent assets amounted to Php1,074 million, Php5,788 million and Php3,844 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

The total depreciation and amortization of property and equipment amounted to Php34,455 million, Php31,519 million and Php31,379 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php203,188 million and Php195,782 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The total amortization of intangible assets with finite lives amounted to Php929 million, Php1,076 million and Php1,149 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total carrying values of intangible assets with finite lives amounted to Php4,396 million and Php5,219 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Business combinations

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position. See Note 14 – Business Combination to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php5,829 million and Php10,759 million as at December 31, 2016 and 2015, respectively. Total consolidated benefit from deferred income tax amounted to Php4,134 million, Php4,710 million and Php1,024 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total consolidated recognized deferred income tax assets amounted to Php27,348 million and Php21,941 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php8,027 million, Php3,391 million and Php2,023 million for the years ended December 31, 2016, 2015 and 2014, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php24,436 million and Php24,898 million as at December 31, 2016 and December 31, 2015, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth, operating margin, capital expenditures, discount rates and terminal growth rates. See Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,775 million, Php1,895 million and Php1,702 million for the years ended December 31, 2016, 2015 and 2014, respectively. The prepaid benefit costs amounted to Php261 million and Php306 million as at December 31, 2016 and 2015, respectively. The accrued benefit costs amounted to Php11,206 million and Php10,197 million as at December 31, 2016 and 2015, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,582 million and Php1,437 million as at December 31, 2016 and 2015, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2016 amounted to Php8,120 million and Php160,990 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2015 amounted to Php3,277 million and Php165,572 million, respectively. See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2016

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2016 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2016, 2015 and 2014. In each of the years ended December 31, 2016, 2015 and 2014, a majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2016, we changed the classification of our revenue mix to provide for a more direct comparison to the current industry presentation in the Philippines by combining or separating certain line items from our service lines, and moving line items from one service line to another. Additionally, we reclassified our impairment on investments not directly affecting operations (most significantly, the impairment of our investment in Rocket), from operating expenses to other expenses. Accordingly, we reclassified prior years’ financial information to conform with the current year’s presentation in order to provide a clear comparison.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
		(in millions)

For the year ended December 31, 2016
Revenues	Php104,914	Php72,728	Php20	(Php12,400)	Php165,262
Expenses	93,204	61,285	42	(13,972)	140,559
Other income (expenses)	(3,517)	(291)	2,748	(1,572)	(2,632)
Income before income tax	8,193	11,152	2,726	—	22,071
Provision for (Benefit from) income tax	(1,270)	3,018	161	—	1,909
Net income/Segment profit	9,463	8,134	2,565	—	20,162
Adjusted EBITDA	32,661	26,950	(22)	1,572	61,161
Adjusted EBITDA margin(1)	32%	39%	—	—	39%
Core income	11,402	7,746	8,709	—	27,857

For the year ended December 31, 2015
Revenues	115,513	68,865	—	(13,275)	171,103
Expenses	95,358	58,417	59	(14,566)	139,268
Other income (expenses)	(1,958)	(2,599)	651	(1,291)	(5,197)
Income before income tax	18,197	7,849	592	—	26,638
Provision for income tax	2,763	1,656	144	—	4,563
Net income/Segment profit	15,434	6,193	448	—	22,075
Adjusted EBITDA	44,237	24,749	(59)	1,291	70,218
Adjusted EBITDA margin(1)	40%	38%	—	—	43%
Core income	22,512	6,539	6,161	—	35,212

For the year ended December 31, 2014
Revenues	118,879	66,178	—	(14,222)	170,835
Expenses	89,102	56,855	56	(15,556)	130,457
Other income (expenses)	(724)	217	5,611	(1,334)	3,770
Income before income tax	29,053	9,540	5,555	—	44,148
Provision for income tax	7,158	2,818	82	—	10,058
Net income/Segment profit	21,895	6,722	5,473	—	34,090
Adjusted EBITDA	50,917	24,555	(56)	1,334	76,750
Adjusted EBITDA margin(1)	44%	38%	—	—	47%
Core income	25,176	6,691	5,543	—	37,410

(1)	Adjusted EBITDA margin for the year is measured as Adjusted EBITDA from continuing operations divided by service revenues.

Years Ended December 31, 2016 and 2015

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php165,262 million in 2016, a decrease of Php5,841 million, or 3%, as compared with Php171,103 million in 2015, primarily due to lower revenues from mobile, and digital platforms and mobile financial services from our wireless business, and lower revenues from fixed line voice services, partially offset by higher corporate data and leased lines, miscellaneous and non-service revenues from our fixed line business, as well as higher home broadband revenues.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2016 and 2015:

	Wireless		Fixed Line		Others		Inter-segment Transactions		Consolidated
			(in millions)

For the year ended December 31, 2016
Service Revenues
Wireless	Php	100,582					(Php	1,467)	Php	99,115
Mobile		96,497						(1,431)		95,066
Home Broadband		2,772						(14)		2,758
Digital platforms and mobile financial services		728						(19)		709
MVNO and others		585						(3)		582
Fixed Line			Php	69,006				(10,920)		58,086
Voice				29,630				(4,128)		25,502
Data				37,711				(5,984)		31,727
Home broadband				14,896				(167)		14,729
Corporate data and leased lines				19,980				(5,025)		14,955
Data Center and IT				2,835				(792)		2,043
Miscellaneous				1,665				(808)		857
Others					Php	20		(11)		9

Total Service Revenues		100,582		69,006		20		(12,398)		157,210

Non-Service Revenues
Sale of computers, mobile handsets and SIM-packs		4,332		2,909		—		(2)		7,239
Point-product sales		—		813		—		—		813

Total Non-Service Revenues		4,332		3,722		—		(2)		8,052

Total Revenues		104,914		72,728		20		(12,400)		165,262

For the year ended December 31, 2015
Service Revenues
Wireless		110,716						(1,528)		109,188
Mobile		105,655						(1,480)		104,175
Home Broadband		3,040						(24)		3,016
Digital platforms and mobile financial services		1,051						(3)		1,048
MVNO and others		970						(21)		949
Fixed Line				65,475				(11,733)		53,742
Voice				30,253				(4,454)		25,799
Data				33,748				(6,578)		27,170
Home broadband				12,338				(10)		12,328
Corporate data and leased lines				18,806				(5,863)		12,943
Data Center and IT				2,604				(705)		1,899
Miscellaneous				1,474				(701)		773

Total Service Revenues		110,716		65,475		—		(13,261)		162,930

Non-Service Revenues
Sale of computers, mobile handsets and SIM-packs		4,797		2,692		—		(2)		7,487
Point-product sales		—		698		—		(12)		686

Total Non-Service Revenues		4,797		3,390		—		(14)		8,173

Total Revenues	Php	115,513	Php	68,865		Php—	(Php	13,275)	Php	171,103

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
	(in millions)

Wireless	Php104,914	64	Php115,513	68	(Php10,599)	(9)
Fixed line	72,728	44	68,865	40	3,863	6
Others	20	—	—	—	20	100
Inter-segment transactions	(12,400)	(8)	(13,275)	(8)	875	(7)

Consolidated	Php165,262	100	Php171,103	100	(Php5,841)	(3)

Expenses

Consolidated expenses increased by Php1,291 million, or 1%, to Php140,559 million in 2016 from Php139,268 million in 2015, as a result of higher expenses related to depreciation and amortization, asset impairment, cost of sales, and operating expenses related to professional and other contracted services, rent, and repairs and maintenance, partially offset by lower expenses related to selling and promotions, compensation and employee benefits, taxes and licenses, communication, training and travel, and other operating expenses, as well as lower interconnection costs.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2016 and 2015:

						Change
	2016		%	2015	%	Amount		%
	(in millions)

Wireless	Php	93,204	66	Php 95,358	68	(Php	2,154)	(2)
Fixed line		61,285	44	58,417	42		2,868	5
Others		42	—	59	—		(17)	(29)
Inter-segment transactions		(13,972)	(10)	(14,566)	(10)		594	(4)

Consolidated	Php	140,559	100	Php139,268	100	Php	1,291	1

Other Expenses

Consolidated other expenses amounted to Php2,632 million in 2016, a decrease of Php2,565 million, or 49%, from Php5,197 million in 2015, primarily due to the combined effects of the following: (i) other income of Php4,284 million in 2016 as against other expenses of Php362 million in 2015 due to higher gain on sale of Beacon shares by PCEV in 2016 compared to gain on sale of Beacon’s Meralco shares in 2015 and a higher gain on sale of property, partly offset by higher impairment resulting from the fair value decline of our investment in Rocket; (ii) higher net gain on derivative financial instruments by Php576 million on account of mark-to-market gains on foreign exchange derivatives due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar, partly offset by narrower dollar and peso interest rate differentials in 2016; (iii) lower foreign exchange losses by Php251 million due to lower net foreign currency-denominated liabilities, partly offset by higher level of depreciation of the Philippine peso relative to the U.S. dollar to Php49.77 as at December 31, 2016 from Php47.12 as at December 31, 2015 and Php44.74 as at December 31, 2014; (iv) higher interest income by Php247 million due to an increase in principal amount of temporary cash investments and the higher weighted average rate of the Philippine peso relative to the U.S. dollar in 2016, partly offset by lower weighted average interest rates; (v) higher net financing costs by Php1,095 million due to higher outstanding loan balance, higher weighted average interest rate, higher financing charges and higher weighted average rate of the Philippine peso relative to the U.S. dollar in 2016, partly offset by higher capitalized interest; and (vi) a decrease in equity share in net earnings of associates by Php2,060 million due to lower share in net earnings of Beacon, equity share in the net losses of VTI, Philippines Internet Holding S.à.r.l., or PHIH, and ECommerce Pay, and higher share in net losses of Cignal TV and AF Payments, Inc., or AFPI, for the year ended December 31, 2016, partly offset by higher share in net earnings of Beta due to the sale of its SPi CRM business, and Hastings.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016		2015		Amount		%
	(in millions)
Wireless	(Php	3,517)	(Php	1,958)	(Php	1,559)	80
Fixed line		(291)		(2,599)		2,308	(89)
Others		2,748		651		2,097	322
Inter-segment transactions		(1,572)		(1,291)		(281)	22

Consolidated	(Php	2,632)	(Php	5,197)	Php	2,565	(49)

Net Income

Consolidated net income decreased by Php1,913 million, or 9%, to Php20,162 million in 2016, from Php22,075 million in 2015. The decrease was mainly due to the combined effects of the following: (i) lower consolidated revenues by Php5,841 million; (ii) higher consolidated expenses by Php1,291 million; (iii) a decrease in consolidated other expenses – net by Php2,565 million; and (iv) a decrease in consolidated provision for income tax by Php2,654 million. Our consolidated basic and diluted EPS decreased to Php92.33 in 2016 from consolidated basic and diluted EPS of Php101.85 in 2015. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the years ended December 31, 2016 and 2015.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2016 and 2015:

							Change
	2016		%	2015		%	Amount		%
	(in millions)
Wireless	Php	9,463	47	Php	15,434	70	(Php	5,971)	(39)
Fixed line		8,134	40		6,193	28		1,941	31
Others		2,565	13		448	2		2,117	473

Consolidated	Php	20,162	100	Php	22,075	100	(Php	1,913)	(9)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php61,161 million in 2016, a decrease of Php9,057 million, or 13%, as compared with Php70,218 million in 2015, primarily due to lower consolidated revenues, higher provisions for doubtful accounts and inventory obsolescence, as well as an increase in cost of sales, partially offset by lower consolidated cash operating expenses mainly driven by selling and promotions, compensation and employee benefits, taxes and licenses, and interconnection costs.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2016 and 2015:

							Change
	2016		%	2015		%	Amount		%
	(in millions)

Wireless	Php	32,661	53	Php	44,237	63	(Php	11,576)	(26)
Fixed line		26,950	44		24,749	35		2,201	9
Others		(22)	—		(59)	—		37	(63)
Inter-segment transactions		1,572	3		1,291	2		281	22

Consolidated	Php	61,161	100	Php	70,218	100	(Php	9,057)	(13)

Core Income

Our consolidated core income amounted to Php27,857 million in 2016, a decrease of Php7,355 million, or 21%, as compared with Php35,212 million in 2015 primarily due to lower consolidated Adjusted EBITDA and higher depreciation, partially offset by a decrease in other expenses and lower provision for income tax. Our consolidated basic and diluted core EPS, decreased to Php128.68 in 2016 from Php162.70 in 2015.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2016 and 2015:

							Change
	2016		%	2015		%	Amount		%
	(in millions)

Wireless	Php	11,402	41	Php	22,512	64	(Php	11,110)	(49)
Fixed line		7,746	28		6,539	19		1,207	18
Others		8,709	31		6,161	17		2,548	41

Consolidated	Php	27,857	100	Php	35,212	100	(Php	7,355)	(21)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,914 million from our wireless business in 2016, a decrease of Php10,599 million, or 9%, from Php115,513 million in 2015.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2016 and 2015 by service:

							Decrease
	2016		%	2015		%	Amount	%
	(in millions)
Service Revenues:
Mobile	Php	96,497	92	Php	105,655	91	(Php9,158)	(9)
Home Broadband		2,772	3		3,040	3	(268)	(9)
Digital platforms and mobile financial services		728	1		1,051	1	(323)	(31)
MVNO and others(1)		585	—		970	1	(385)	(40)

Total Wireless Service Revenues		100,582	96		110,716	96	(10,134)	(9)

Non-Service Revenues:
Sale of mobile handsets, SIM,-packs and broadband data modems		4,332	4		4,797	4	(465)	(10)

Total Wireless Revenues	Php	104,914	100	Php	115,513	100	(Php10,599)	(9)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries.

Service Revenues

Our wireless service revenues in 2016 decreased by Php10,134 million, or 9%, to Php100,582 million as compared with Php110,716 million in 2015, mainly as a result of lower revenues from mobile, home broadband, digital platforms and mobile financial services, and MVNO and other services. As a percentage of our total wireless revenues, service revenues accounted for 96% in each of 2016 and 2015.

Mobile Services

Our mobile service revenues amounted to Php96,497 million in 2016, a decrease of Php9,158 million, or 9%, from Php105,655 million in 2015. Mobile service revenues accounted for 96% and 95% of our wireless service revenues in 2016 and 2015, respectively.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2016 and 2015:

							Increase (Decrease)
	2016		%	2015		%	Amount		%
	(in millions)
Mobile Services:
Voice	Php	37,094	38	Php	46,129	44	(Php	9,035)	(20)
SMS		32,745	34		37,982	36		(5,237)	(14)
Data		25,517	27		20,179	19		5,338	26
Inbound roaming and others(1)		1,141	1		1,365	1		(224)	(16)

Total	Php	96,497	100	Php	105,655	100	(Php	9,158)	(9)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and share in revenues from Smart Money.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php9,035 million, or 20%, to Php37,094 million in 2016 from Php46,129 million in 2015 primarily due to lower domestic and international voice revenues due to the availability of alternative calling options and other OTT services such as Viber, Facebook Messenger, and similar services. Mobile voice services accounted for 38% and 44% of our mobile service revenues in 2016 and 2015, respectively.

The following table shows the breakdown of our mobile voice revenues for the years ended December 31, 2016 and 2015:

							Decrease
	2016		%	2015		%	Amount		%
	(in millions)
Voice Services:
Domestic	Php	28,666	77	Php	35,152	76	(Php	6,486)	(18)
International		8,428	23		10,977	24		(2,549)	(23)

Total	Php	37,094	100	Php	46,129	100	(Php	9,035)	(20)

Domestic voice service revenues decreased by Php6,486 million, or 18%, to Php28,666 million in 2016 from Php35,152 million in 2015, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php2,549 million, or 23%, to Php8,428 million in 2016 from Php10,977 million in 2015 primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services and value-added services, or VAS, decreased by Php5,237 million, or 14%, to Php32,745 million in 2016 from Php37,982 million in 2015 mainly from lower bucket-priced and unlimited SMS revenues. Mobile SMS services accounted for 34% and 36% of our mobile service revenues in 2016 and 2015, respectively.

The following table shows the breakdown of our mobile SMS service revenues for the years ended December 31, 2016 and 2015:

							Decrease
	2016		%	2015		%	Amount		%
	(in millions)
SMS Services:
Domestic(1)	Php	30,848	94	Php	35,445	93	(Php	4,597)	(13)
International		1,897	6		2,537	7		(640)	(25)

Total	Php	32,745	100	Php	37,982	100	(Php	5,237)	(14)

(1)

Includes revenues, net of discounts and content provider costs, from Smart Pasa Load, Sun Give-a-load and Dial*SOS; Music (Spinnr and Deezer, music subscription mainly ring back tunes and music downloads); Gaming (games subscriptions, downloads, and purchases); Videos (video subscriptions, downloads and video and movie streaming via iflix and Fox); Infotainment (subscriptions and downloads of broadcast materials that are intended both to entertain and to inform, as well as info-on-demand); financial services ( revenues from Smart Money Clicks via Smart Menu and mobile banking); Communicate, (revenues from group chat, text and voice messaging services); and Other VAS ( includes revenues from application program interface (API) downloads, info-on-demand and voice text services).

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php5,338 million, or 26%, to Php25,517 million in 2016 from Php20,179 million in 2015 primarily due to higher mobile internet revenues, mobile broadband and other data revenues.

The following table shows the breakdown of our mobile data revenues for the years ended December 31, 2016 and 2015:

							Increase
	2016		%	2015		%	Amount		%
	(in millions)
Data Services:
Mobile internet(1)	Php	17,167	67	Php	12,055	60	Php	5,112	42
Mobile broadband		8,147	32		7,951	39		196	2
Other data		203	1		173	1		30	17

Total	Php	25,517	100	Php	20,179	100	Php	5,338	26

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php5,112 million, or 42%, to Php17,167 million in 2016 from Php12,055 million in 2015 as a result of the increase in smartphone ownership and greater data usage among our subscriber base leading to an increase in mobile internet browsing and prevalent use of mobile apps, social networking sites and other over-the-top, or OTT, services. Mobile internet services accounted for 18% and 11% of our mobile service revenues in 2016 and 2015, respectively. Data offerings such as Smart Big Bytes Barkada, Shared Data, Giga Surf and App on Flexibundles were also introduced during the year to boost data usage.

Mobile broadband

Mobile broadband revenues amounted to Php8,147 million in 2016, an increase of Php196 million, or 2%, from Php7,951 million in 2015 primarily due to higher mobile broadband traffic.

Other data

Revenues from our other data services, which include domestic leased lines and share in revenue from PLDT WeRoam, increased by Php30 million, or 17%, to Php203 million in 2016 from Php173 million in 2015.

Prepaid and Postpaid Revenues, and Inbound Roaming and Others

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2016 and 2015:

					Decrease
	2016		2015		Amount		%
	(in millions)

Mobile service revenues	Php	96,497	Php	105,655	(Php	9,158)	(9)

By service type
Prepaid		67,304		76,143		(8,839)	(12)
Postpaid		28,052		28,147		(95)	—
Inbound roaming and others		1,141		1,365		(224)	(16)

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php67,304 million in 2016, a decrease of Php8,839 million, or 12%, as compared with Php76,143 million in 2015. Mobile prepaid service revenues accounted for 70% and 72% of mobile service revenues in 2016 and 2015, respectively. The decrease in revenues from our mobile prepaid services was primarily driven by lower mobile prepaid subscriber base resulting to lower voice and text messaging revenues, partially offset by an increase in mobile internet revenues.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php28,052 million in 2016, a decrease of Php95 million as compared with Php28,147 million in 2015, and accounted for 29% and 27% of mobile service revenues in 2016 and 2015, respectively. The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php224 million, or 16%, to Php1,141 million in 2016 from Php1,365 million in 2015.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%

Mobile subscriber base	62,763,209	68,612,118	(5,848,909)	(9)
Smart(1)	23,027,793	26,921,211	(3,893,418)	(14)
Postpaid	1,383,830	1,502,678	(118,848)	(8)
Prepaid	21,643,963	25,418,533	(3,774,570)	(15)

TNT	29,845,509	28,054,160	1,791,349	6

Sun(1)	9,889,907	13,636,747	(3,746,840)	(27)
Postpaid	1,426,438	2,045,580	(619,136)	(30)
Prepaid	8,463,469	11,591,167	(3,127,698)	(27)
Home broadband subscriber base	270,203	258,776	11,427	4

Total wireless subscribers	63,033,412	68,870,894	(5,837,482)	(8)

(1)	Includes mobile broadband subscribers.

The following table summarizes our average monthly churn rates for the years ended December 31, 2016 and 2015:

	2016	2015
	(in %)

Smart	7.5	6.4
Postpaid	4.8	3.3
Prepaid	7.6	6.6

TNT	6.3	5.7

Sun	8.5	10.3
Postpaid	6.4	4.3
Prepaid	8.8	11.3

The following table summarizes our average monthly ARPUs for the years ended December 31, 2016 and 2015:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2016	2015	Amount	%	2016	2015	Amount	%

Prepaid
Smart	Php117	Php129	(Php12)	(9)	Php107	Php118	(Php11)	(9)
TNT	82	91	(9)	(10)	76	84	(8)	(10)
Sun	90	74	16	22	83	68	15	22

Postpaid
Smart	966	993	(27)	(3)	951	982	(31)	(3)
Sun	443	444	(1)	—	437	441	(4)	(1)

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, gross of discounts, content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our HOMEBro services decreased by Php268 million, or 9%, to Php2,772 million in 2016 from Php3,040 million in 2015 mainly due to the continued migration of our high-value fixed wireless subscribers from legacy technologies (Canopy & Wimax) to either TD-LTE or wired broadband (DSL/FTTH). In addition, average revenue per user has decreased as a result of price competition and PLDT’s continued efforts to bring high-quality broadband services to the lower income home segments.

Subscribers of our HOMEBro services increased by 11,427 or 4% to 270,203 subscribers as of December 31, 2016 from 258,776 subscribers as of December 31, 2015. This significant turnaround in subscriber base was directly attributed to the launch of the country’s most affordable postpaid broadband offering designed for the home – Home Ultera Plan 699.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, decreased by Php323 million, or 31%, to Php728 million in 2016 from Php1,051 million in 2015 primarily due to lower revenues from PayMaya.

MVNO and Others

Revenues from our other services decreased by Php385 million, or 40%, to Php585 million in 2016 from Php970 million in 2015, primarily due to a decrease in the number of ACeS Philippines Cellular Satellite Corporation’s, or ACeS Philippines, subscribers, lower revenue contribution from MVNOs of PLDT Global, partially offset by the impact of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php47.48 for the year ended December 31, 2016 from Php45.51 for the year ended December 31, 2015 on our U.S. dollar and U.S. dollar-linked other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of sales of mobile handsets, mobile SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues decreased by Php465 million, or 10%, to Php4,332 million in 2016 from Php4,797 million in 2015, primarily due to lower revenues from the sale of broadband data modems, partially offset by higher revenues from sale of mobile handsets attributed to Smart Prepaid Android Phone Kits.

Expenses

Expenses associated with our wireless business amounted to Php93,204 million in 2016, a decrease of Php2,154 million, or 2%, from Php95,358 million in 2015. A significant portion of the decrease was mainly attributable to lower selling and promotions, compensation and employee benefits, rent, taxes and licenses, and interconnection costs, partially offset by higher expenses related to depreciation and amortization, asset impairment, professional and other contracted services, and cost of sales. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 89% and 83% in 2016 and 2015, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2016 and 2015 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2016		%	2015		%	Amount		%
	(in millions)

Depreciation and amortization	Php	18,984	20	Php	17,218	18	Php	1,766	10
Cost of sales		14,140	15		13,811	15		329	2
Rent		9,805	11		10,657	11		(852)	(8)
Asset impairment		9,284	10		8,446	9		838	10
Repairs and maintenance		8,367	9		8,577	9		(210)	(2)
Interconnection costs		8,035	9		8,513	9		(478)	(6)
Compensation and employee benefits		6,706	7		7,725	8		(1,019)	(13)
Professional and other contracted services		6,119	7		5,613	6		506	9
Selling and promotions		5,570	6		7,712	8		(2,142)	(28)
Taxes and licenses		2,675	3		3,124	3		(449)	(14)
Insurance and security services		1,149	1		1,190	1		(41)	(3)
Amortization of intangible assets		929	1		1,076	1		(147)	(14)
Communication, training and travel		809	1		958	1		(149)	(16)
Cost of content		289	–		62	–		227	366
Other expenses		343	–		676	1		(333)	(49)

Total	Php	93,204	100	Php	95,358	100	(Php	2,154)	(2)

Depreciation and amortization charges increased by Php1,766 million, or 10%, to Php18,984 million, primarily due to higher depreciable asset base.

Cost of sales increased by Php329 million, or 2%, to Php14,140 million, primarily due to higher average costs and increased smartphone and data-capable device issuances for Smart Postpaid subscribers, and increased availments for Smart Prepaid Android Phone Kits.

Rent expenses decreased by Php852 million, or 8%, to Php9,805 million, primarily due to lower domestic fiber optic network rental charges.

Asset impairment increased by Php838 million, or 10%, to Php9,284 million, primarily due to higher provision for doubtful accounts and inventory obsolescence, partly offset by an impairment provision for property and equipment in 2015.

Repairs and maintenance expenses decreased by Php210 million, or 2%, to Php8,367 million, mainly due to lower site and office electricity costs, lower maintenance costs on domestic cable and wire facilities, customer premises and telecoms equipment, partially offset by higher maintenance costs on site facilities and IT software as a result of our network expansion.

Interconnection costs decreased by Php478 million, or 6%, to Php8,035 million, primarily due to lower interconnection cost on international voice and text services, partially offset by an increase in interconnection charges on domestic voice and text services.

Compensation and employee benefits decreased by Php1,019 million, or 13%, to Php6,706 million, primarily due to lower salaries and employee benefits, provision for pension benefits and MRP costs. Employee headcount decreased to 7,343 as at December 31, 2016 as compared with 7,505 as at December 31, 2015.

Professional and other contracted service fees increased by Php506 million, or 9%, to Php6,119 million, primarily due to increase in managed services, facility usage costs and contracted services, partly offset by lower call center and consultancy fees.

Selling and promotion expenses decreased by Php2,142 million, or 28%, to Php5,570 million, primarily due to lower advertising and promotions, and public relations expenses, partially offset by higher commission expenses.

Taxes and licenses decreased by Php449 million, or 14%, to Php2,675 million due to lower tax settlement, real property and other business-related taxes, partly offset by higher spectrum user fees for mobile service and radio equipment.

Insurance and security services decreased by Php41 million, or 3%, to Php1,149 million, primarily due to lower site security expenses, partially offset by higher office security expenses.

Amortization of intangible assets decreased by Php147 million, or 14%, to Php929 million, primarily due to decrease in the remaining carrying value of intangible assets.

Communication, training and travel expenses decreased by Php149 million, or 16%, to Php809 million, primarily due to lower training and travel expenses, and lower fuel costs for vehicles as a result of lower average fuel cost per liter.

Cost of content increased by Php227 million to Php289 million, primarily due to music licenses recognized as cost of service effective 2016.

Other expenses decreased by Php333 million, or 49%, to Php343 million, primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2016 and 2015:

					Change
	2016		2015		Amount		%
	(in millions)
Other Income (Expenses):
Financing costs – net	(Php	2,487)	(Php	1,799)	(Php	688)	38
Foreign exchange losses – net		(1,702)		(1,622)		(80)	5
Equity share in net losses of associates		(237)		(81)		(156)	193
Interest income		270		308		(38)	(12)
Gain on derivative financial instruments – net		485		—		485	100
Other income – net		154		1,236		(1,082)	(88)

Total	(Php	3,517)	(Php	1,958)	(Php	1,559)	80

Our wireless business’ other expenses amounted to Php3,517 million in 2016, an increase of Php1,559 million, or 80%, from Php1,958 million in 2015, primarily due to the combined effects of the following: (i) a decrease in other income – net by Php1,082 million mainly due to reversal of asset retirement obligation in 2015 and lower gain on insurance claims, partly offset by higher income from consultancy services; (ii) higher net financing costs by Php688 million due to higher outstanding loan balance, higher weighted average interest rate, higher financing charges and higher weighted average of the Philippine peso relative to the U.S. dollar in 2016, partly offset by higher capitalized interest; (iii) higher equity share in net losses of associates by Php156 million due to equity share in net losses of PHIH and ECommerce Pay in 2016, and higher share in net losses of AFPI; (iv) higher foreign exchange losses by Php80 million on account of the revaluation of net foreign currency-denominated liabilities due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2016 as against the same period in 2015; (v) lower interest income by Php38 million mainly due to lower weighted average interest rate, and a decrease in the principal amount of temporary cash investments, partly offset by higher weighted average rate of the Philippine peso relative to the U.S. dollar; and (vi) net gains on derivative financial instruments of Php485 million in 2016 on account of mark-to-market gains on foreign exchange derivatives due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar, partly offset by narrower dollar and peso interest rate differentials in 2016.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php1,270 million in 2016 as against provision for income tax of Php2,763 million in 2015, primarily due to lower taxable income and recognition of deferred tax benefit relating to Smart’s acquisition of DMPI’s subscriber base.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php5,971 million, or 39%, to Php9,463 million in 2016 from Php15,434 million in 2015.

Adjusted EBITDA

Our wireless business’ Adjusted EBITDA decreased by Php11,576 million, or 26%, to Php32,661 million in 2016 from Php44,237 million in 2015. Adjusted EBITDA margin decreased to 32% in 2016 from 40% in 2015.

Core Income

Our wireless business’ core income decreased by Php11,110 million, or 49%, to Php11,402 million in 2016 from Php22,512 million in 2015 on account of lower revenues and higher other expenses, partially offset by lower operating expenses and benefit for income tax in 2016.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php72,728 million in 2016, an increase of Php3,863 million, or 6%, from Php68,865 million in 2015.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2016 and 2015 by service segment:

							Increase (Decrease)
	2016		%	2015		%	Amount		%
	(in millions)

Service Revenues:
Voice	Php	29,630	41	Php	30,253	44	(Php	623)	(2)
Data		37,711	52		33,748	49		3,963	12
Miscellaneous		1,665	2		1,474	2		191	13

		69,006	95		65,475	95		3,531	5
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales		3,722	5		3,390	5		332	10

Total Fixed Line Revenues	Php	72,728	100	Php	68,865	100	Php	3,863	6

Service Revenues

Our fixed line service revenues increased by Php3,531 million, or 5%, to Php69,006 million in 2016 from Php65,475 million in 2015 due to higher revenues from our data and miscellaneous services, partially offset by lower voice service revenues.

Voice Services

Revenues from our voice services decreased by Php623 million, or 2%, from Php29,630 million in 2016 from Php30,253 million in 2015 primarily due to lower international and domestic services, partially offset by higher revenues from local exchange.

The following table summarizes our voice service revenues for the years ended December 31, 2016 and 2015:

							Increase (Decrease)
	2016		%	2015		%	Amount		%
	(in millions)
Voice
Local exchange	Php	17,792	60	Php	17,076	56	Php	716	4
International		8,056	27		9,219	31		(1,163)	(13)
Domestic		3,782	13		3,958	13		(176)	(4)

Total	Php	29,630	100	Php	30,253	100	(Php	623)	(2)

Local Exchange

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2016 and 2015:

					Increase
	2016		2015		Amount		%

Total local exchange service revenues (in millions)	Php	17,792	Php	17,076	Php	716	4
Number of fixed line subscribers		2,438,473		2,303,454		135,019	6
Number of fixed line LEC employees		7,205		7,039		166	2
Number of fixed line subscribers per employee		338		327		11	3

Revenues from our local exchange service increased by Php716 million, or 4%, to Php17,792 million in 2016 from Php17,076 million in 2015, primarily due to an increase in subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% in each of the years ended December 31, 2016 and 2015.

International

Our international service revenues decreased by Php1,163 million, or 13%, to Php8,056 million in 2016 from Php9,219 million in 2015, primarily due to lower call volumes for both inbound and outbound traffic as a result of the popularity of OTT service providers (such as Facebook, Skype, Viber, WhatsApp, and similar services) over traditional long distance services, partially offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php47.48 in 2016 from Php45.51 in 2015, and the net increase in average billing rates in dollar terms. The percentage contribution of international service revenues to our total fixed line service revenues accounted for 12% and 14% in 2016 and 2015, respectively.

Domestic

Our domestic service revenues decreased by Php176 million, or 4%, to Php3,782 million in 2016 from Php3,958 million in 2015, primarily due to a decrease in call volumes. The percentage contribution of domestic service revenues to our fixed line service revenues were 5% and 6% in 2016 and 2015, respectively.

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2016 and 2015:

					Increase
	2016		2015		Amount		%
Data service revenues (in millions)	Php	37,711	Php	33,748	Php	3,963	12
Home broadband		14,896		12,338		2,558	21
Corporate data and leased lines		19,980		18,806		1,174	6
Data Center and IT		2,835		2,604		231	9

Our data services posted revenues of Php37,711 million in 2016, an increase of Php3,963 million, or 12%, from Php33,748 million in 2015, primarily due to higher home broadband revenues from DSL and Fibr, an increase in corporate data and leased lines primarily i-Gate, Fibernet, Metro Ethernet and Shops.Work, and higher data center and IT revenues. The percentage contribution of this service segment to our fixed line service revenues was 55% and 52% in 2016 and 2015, respectively.

Home Broadband

Home broadband data revenues amounted to Php14,896 million in 2016, an increase of Php2,558 million, or 21%, from Php12,338 million in 2015 primarily due to the company’s commitment to aggressively expand the FTTH network in the Philippines, as well as an increase in the number of subscribers by 194,686, or 16%, to 1,450,550 subscribers as at December 31, 2016 from 1,255,864 subscribers as at December 31, 2015. Home broadband revenues accounted for 39% and 36% of total data service revenues in 2016 and 2015, respectively.

Corporate Data and Leased Lines

Corporate data and leased line services contributed Php19,980 million in 2016, an increase of Php1,174 million, or 6%, as compared with Php18,806 million in 2015, primarily due to sustained market traction of broadband data services such as DSL and Fibr, as a result of higher internet connectivity requirements, and key Private Networking Solutions such as Internet Protocol-Virtual Private Network, or IP-VPN, Metro Ethernet and Shops.Work. Corporate data and leased line revenues accounted for 53% and 56% of total data services in 2016 and 2015, respectively.

Data Center and IT

Data center and IT revenues increased by Php231 million, or 9%, to Php2,835 million in 2016 from Php2,604 million in 2015, primarily due to higher revenues from colocation, managed IT and social engagement solutions services. Cloud services include cloud contact center, cloud Infrastructure as a Service, cloud Software as a Service, managed security services and cloud professional services. The percentage contribution of this service segment to our total data service revenues was 8% in each of 2016 and 2015.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees. These service revenues increased by Php191 million, or 13%, to Php1,665 million in 2016 from Php1,474 million in 2015, primarily due to higher outsourcing and management fees, partly offset by royalties from directory services in 2015. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 2% in each of 2016 and 2015.

Non-service Revenues

Non-service revenues increased by Php332 million, or 10%, to Php3,722 million in 2016 from Php3,390 million in 2015, primarily due to higher sales of FabTAB for myDSL retention and PLP units, computer-bundled, and TVolution units, partially offset by lower sale of UNO equipment, Telpad units, managed IT equipment, set top boxes and managed PABX solutions.

Expenses

Expenses related to our fixed line business totaled Php61,285 million in 2016, an increase of Php2,868 million, or 5%, as compared with Php58,417 million in 2015. The increase was primarily due to higher expenses related to professional and other contracted services, depreciation and amortization, rent, asset impairment, repairs and maintenance, cost of content, selling and promotions, communication, training and travel, and other operating expenses, partly offset by lower expenses related to interconnection costs, compensation and employee benefits, taxes and licenses, and insurance and security services. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 84% and 85% in 2016 and 2015, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2016 and 2015 and the percentage of each expense item to the total:

							Increase (Decrease)
	2016		%	2015		%	Amount		%
	(in millions)

Depreciation and amortization	Php	15,471	25	Php	14,301	25	Php	1,170	8
Compensation and employee benefits		13,238	22		13,899	24		(661)	(5)
Repairs and maintenance		7,480	12		7,028	12		452	6
Interconnection costs		5,940	10		6,666	11		(726)	(11)
Professional and other contracted services		5,641	9		4,382	8		1,259	29
Rent		3,373	6		2,768	5		605	22
Cost of sales		2,617	4		2,596	4		21	1
Selling and promotions		2,133	3		2,036	4		97	5
Asset impairment		1,758	3		1,244	2		514	41
Taxes and licenses		1,131	2		1,425	2		(294)	(21)
Insurance and security services		697	1		715	1		(18)	(3)
Communication, training and travel		612	1		549	1		63	11
Cost of content		287	—		163	—		124	76
Other expenses		907	2		645	1		262	41

Total	Php	61,285	100	Php	58,417	100	Php	2,868	5

Depreciation and amortization charges increased by Php1,170 million, or 8% to Php15,471 million due to a higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php661 million, or 5%, to Php13,238 million, primarily due to lower MRP costs by Php1,344 million, or 92%, to Php110 million in 2016, and lower provision for pension benefits, partially offset by higher salaries and employee benefits. Employee headcount increased to 10,695 as at December 31, 2016 as compared with 9,671 as at December 31, 2015.

Repairs and maintenance expenses increased by Php452 million, or 6%, to Php7,480 million, primarily due to higher repairs and maintenance costs on cable and wire facilities, and higher maintenance costs on IT hardware and software, and buildings, partially offset by lower office and site electricity charges.

Interconnection costs decreased by Php726 million, or 11%, to Php5,940 million, primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international outbound calls, and data interconnection/

settlement costs, particularly Fibernet and Infonet.

Professional and other contracted service expenses increased by Php1,259 million, or 29%, to Php5,641 million, primarily due to higher consultancy, contracted service, and technical service fees, partially offset by lower bill printing, collection agency and legal fees.

Rent expenses increased by Php605 million, or 22%, to Php3,373 million, primarily due to higher international leased circuit, office building and pole rental charges.

Cost of sales increased by Php21 million, or 1%, to Php2,617 million, primarily due to higher sales of FabTab for myDSL retention, PLP units, computer-bundled sales, and sales of TVolution units, partially offset by lower sale of UNO equipment, Telpad units, managed IT equipment, set top boxes and managed PABX solutions.

Selling and promotion expenses increased by Php97 million, or 5%, to Php2,133 million, primarily due to higher cost of events, and advertising and promotions expenses, partly offset by lower expenses on commissions and public relations.

Asset impairment increased by Php514 million, or 41%, to Php1,758 million mainly due to higher provision for inventory obsolescence and doubtful accounts.

Taxes and licenses decreased by Php294 million, or 21%, to Php1,131 million as a result of lower tax settlement and other business-related taxes.

Insurance and security services decreased by Php18 million, or 3%, to Php697 million, primarily due to lower insurance and bond premiums, office security services and life insurance premiums.

Communication, training and travel expenses increased by Php63 million, or 11%, to Php612 million mainly due to higher local training and travel, an increase in communication charges, and an increase in fuel consumption, partly offset by a decrease in average cost per liter of fuel.

Cost of content increased by Php124 million, or 76%, to Php287 million, primarily due to various partnership with content providers during the year.

Other expenses increased by Php262 million, or 41%, to Php907 million, primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2016 and 2015:

					Change
	2016		2015		Amount		%
	(in millions)

Other Income (Expenses):
Financing costs – net	(Php	4,917)	(Php	4,509)	(Php	408)	9
Foreign exchange losses – net		(486)		(892)		406	(46)
Equity share in net earnings (losses) of associates		(40)		38		(78)	(205)
Gains on derivative financial instruments – net		511		420		91	22
Interest income		707		620		87	14
Other income – net		3,934		1,724		2,210	128

Total	(Php	291)	(Php	2,599)	Php	2,308	(89)

Our fixed line business’ other expenses amounted to Php291 million in 2016, a decrease of Php2,308 million, or 89% from Php2,599 million in 2015 mainly due to the combined effects of the following: (i) an increase in other income – net by Php2,210 million due to gain on sale of property and lower loss on sale of fixed assets and materials; (ii) lower foreign exchange losses by Php406 million due to lower net foreign currency-denominated liabilities, partly offset by higher level of depreciation of the Philippine peso relative to the U.S. dollar; (iii) higher net gain on derivative financial instruments by Php91 million on account of mark-to-market gains on foreign exchange derivatives due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar, partly offset by narrower dollar and peso interest rate differentials in 2016; (iv) an increase in interest income by Php87 million due to an increase in principal amount of temporary cash investments, higher weighted average interest rates and higher weighted average rate of the Philippine peso relative to the U.S. dollar in 2016; (v) equity share in net losses of associates of Php40 million in 2016 as against equity share in net earnings of associates of Php38 million in 2015 mainly due to the share in higher net losses of Cignal TV, partly offset by higher share in net earnings of Hastings; (vi) higher financing costs by Php408 million mainly due to higher outstanding loan balance, higher weighted average interest rate and the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2016, partially offset by lower financing charges and higher capitalized interest.

Provision for Income Tax

Provision for income tax amounted to Php3,018 million in 2016, an increase of Php1,362 million, or 82%, from Php1,656 million in 2015 primarily due to higher taxable income. The effective tax rates for our fixed line business were 27% and 21% in 2016 and 2015, respectively.

Net Income

As a result of the foregoing, our fixed line business registered a net income of Php8,134 million in 2016, an increase of Php1,941 million, or 31%, as compared with Php6,193 million in 2015.

Adjusted EBITDA

Our fixed line business’ Adjusted EBITDA increased by Php2,201 million, or 9%, to Php26,950 million in 2016 from Php24,749 million in 2015. Adjusted EBITDA margin increased to 39% in 2016 from 38% in 2015.

Core Income

Our fixed line business’ core income increased by Php1,207 million, or 18%, to Php7,746 million in 2016 from Php6,539 million in 2015, primarily as a result of higher revenues and lower other expenses, partially offset by higher operating expenses and provision for income tax.

Others

Expenses

Expenses related to our other business totaled Php42 million in 2016, a decrease of Php17 million, or 29%, as compared with Php59 million in 2015 primarily due to lower cash operating expenses.

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the years ended December 31, 2016 and 2015:

					Change
	2016		2015		Amount		%
	(in millions)

Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	Php	1,458	Php	3,284	(Php	1,826)	(56)
Interest income		306		99		207	209
Financing costs – net		(187)		(179)		(8)	4
Foreign exchange losses – net		(597)		(522)		(75)	14
Other income (expenses) – net		1,768		(2,031)		3,799	(187)

Total	Php	2,748	Php	651	Php	2,097	322

Other income increased by Php2,097 million to Php2,748 million in 2016 from Php651 million in 2015 primarily due to the combined effects of the following: (i) other income of Php1,768 million in 2016 as against other expenses of Php2,031 million in 2015 due to higher gain on sale of Beacon shares by PCEV in 2016 as against the gain on sale of Meralco shares by Beacon in 2015, partly offset by higher impairment loss on our investment in Rocket resulting from the decline in fair value; (ii) an increase in interest income by Php207 million; (iii) higher financing costs by Php8 million; (ii) higher foreign exchange losses by Php75 million; and (v) lower equity share in net earnings of associates by Php1,826 million mainly from lower equity share in Beacon and equity share in net losses of VTI in 2016, partly offset by higher equity share in net earnings of Beta due to the sale of its SPi CRM business.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php2,565 million in 2016, an increase of Php2,117 million from Php448 million in 2015.

Core Income

Our other business segment’s core income amounted to Php8,709 million in 2016, an increase of Php2,548 million, or 41%, as compared with Php6,161 million in 2015 mainly as a result of higher other income and lower cash operating expenses.

Years Ended December 31, 2015 and 2014

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php171,103 million in 2015, an increase of Php268 million as compared with Php170,835 million in 2014, primarily due to higher revenues from corporate data and leased lines, home broadband, data center and IT, and miscellaneous services from our fixed line business, and higher non-service revenues, partially offset by lower mobile, wireless home broadband, digital platforms and mobile financial services, and MVNO and other revenues from our wireless businesses.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2015 and 2014:

	Wireless		Fixed Line		Others		Inter-segment Transactions		Consolidated
			(in millions)

For the year ended December 31, 2015
Service
Wireless	Php	110,716					(Php	1,528)	Php	109,188
Mobile		105,655						(1,480)		104,175
Home Broadband		3,040						(24)		3,016
Digital platforms and mobile financial services		1,051						(3)		1,048
MVNO and others		970						(21)		949
Fixed Line			Php	65,475				(11,733)		53,742
Voice				30,253				(4,454)		25,799
Data				33,748				(6,578)		27,170
Home broadband				12,338				(10)		12,328
Corporate data and leased lines				18,806				(5,863)		12,943
Data Center and IT				2,604				(705)		1,899
Miscellaneous				1,474				(701)		773

Total Service Revenues		110,716		65,475	Php	—		(13,261)		162,930

Non-Service
Sale of computers, mobile handsets and SIM-packs		4,797		2,692		—		(2)		7,487
Point-product sales		—		698		—		(12)		686

Total Non-Service Revenues		4,797		3,390		—		(14)		8,173

Total revenues for the year ended December 31, 2015		115,513		68,865		—		(13,275)		171,103

For the year ended December 31, 2014
Service
Wireless		115,037						(1,582)		113,455
Mobile		108,780						(1,544)		107,236
Home Broadband		4,019						(38)		3,981
Digital platforms and mobile financial services		1,056						—		1,056
MVNO and others		1,182						—		1,182
Fixed Line				64,107				(12,619)		51,488
Voice				32,356				(5,349)		27,007
Data				30,332				(6,611)		23,721
Home broadband				10,935				—		10,935
Corporate data and leased lines				17,325				(6,045)		11,280
Data Center and IT				2,072				(566)		1,506
Miscellaneous				1,419				(659)		760

Total Service Revenues		115,037		64,107		—		(14,201)		164,943

Non-Service
Sale of computers, mobile handsets and SIM-packs		3,842		1,524		—		(2)		5,364
Point-product sales				547		—		(19)		528

Total Non-Service Revenues		3,842		2,071		—		(21)		5,892

Total revenues for the year ended December 31, 2014	Php	118,879	Php	66,178	Php	—	(Php	14,222)	Php	170,835

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2015 and 2014:

							Change
	2015		%	2014		%	Amount		%
	(in millions)
Wireless	Php	115,513	68	Php	118,879	69	(Php	3,366)	(3)
Fixed line		68,865	40		66,178	39		2,687	4
Inter-segment transactions		(13,275)	(8)		(14,222)	(8)		947	(7)

Consolidated	Php	171,103	100	Php	170,835	100	Php	268	—

Expenses

Consolidated expenses increased by Php8,811 million, or 7%, to Php139,268 million in 2015 from Php130,457 million in 2014, as a result of higher expenses related to asset impairment, cost of sales, depreciation and amortization, and operating expenses related to compensation and employee benefits, professional and other contracted services, repairs and maintenance, taxes and licenses, and other operating expenses, partially offset by lower expenses related to selling and promotions, rent, communication, training and travel, interconnection costs, insurance and security services, and amortization of intangible assets.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2015 and 2014:

							Change
	2015		%	2014		%	Amount		%
	(in millions)
Wireless	Php	95,358	68	Php	89,102	68	Php	6,256	7
Fixed line		58,417	42		56,855	44		1,562	3
Others		59	—		56	—		3	5
Inter-segment transactions		(14,566)	(10)		(15,556)	(12)		990	(6)

Consolidated	Php	139,268	100	Php	130,457	100	Php	8,811	7

Other Income (Expenses)

Consolidated other expenses amounted to Php5,197 million in 2015, a change of Php8,967 million as against other income of Php3,770 million in 2014, primarily due to the combined effects of the following: (i) other expenses of Php362 million in 2015 as against other income of Php4,980 million in 2014 due to higher impairment resulting from the fair value decline of our investment in Rocket, gain on fair value adjustment of investment property in 2014, partially offset by higher realized portion of deferred gain on the sale of Meralco shares; (ii) higher foreign exchange losses by Php2,654 million on account of revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar; (iii) higher net financing costs by Php939 million due to higher outstanding loan balance and weighted average interest rate, a higher weighted average foreign exchange rate and a decrease in capitalized interest, partly offset by lower financing charges; (iv) a decrease in equity share in net earnings of associates by Php600 million due to lower share in net earnings of Beta and share in net losses of Cignal TV in 2015, partially offset by higher net earnings of Beacon; (v) higher interest income by Php47 million due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar; and (vi) gains on derivative financial instruments of Php420 million in 2015 as against losses on derivative financial instruments of Php101 million in 2014 on account of a higher mark-to-market gain on long-term currency swaps and forward purchase contracts due to the depreciation of the Philippine peso relative to the U.S. dollar and wider dollar and peso interest rate differentials.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2015 and 2014:

					Change
	2015		2014		Amount		%
	(in millions)
Wireless	(Php	1,958)	(Php	724)	(Php	1,234)	170
Fixed line		(2,599)		217		(2,816)	(1,298)
Others		651		5,611		(4,960)	(88)
Inter-segment transactions		(1,291)		(1,334)		43	(3)

Consolidated	(Php	5,197)	Php	3,770	(Php	8,967)	(238)

Net Income

Consolidated net income decreased by Php12,015 million, or 35%, to Php22,075 million in 2015, from Php34,090 million in 2014. The decrease was mainly due to the combined effects of the following: (i) a decrease in consolidated other income – net by Php8,967 million; (ii) an increase in consolidated expenses by Php8,811 million; (iii) a decrease in consolidated provision for income tax by Php5,495 million; and (iv) an increase in consolidated revenues by Php268 million. Our consolidated basic and diluted EPS decreased to Php101.85 in 2015 from consolidated basic and diluted EPS of Php157.51 in 2014. Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2015 and 2014.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2015 and 2014:

							Change
	2015		%	2014		%	Amount		%
	(in millions)
Wireless	Php	15,434	70	Php	21,895	64	(Php	6,461)	(30)
Fixed line		6,193	28		6,722	20		(529)	(8)
Others		448	2		5,473	16		(5,025)	(92)

Consolidated	Php	22,075	100	Php	34,090	100	(Php	12,015)	(35)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php70,218 million in 2015, a decrease of Php6,532 million, or 9%, as compared with Php76,750 million in 2014, primarily due to higher cost of sales, provisions for doubtful accounts and inventory obsolescence, and higher cash operating expenses related to compensation and employee benefits, and professional and other contracted services, partially offset by lower selling and promotions, rent, and communication, training and travel, as well as higher consolidated revenues.

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

Core Income

Our consolidated core income amounted to Php35,212 million in 2015, a decrease of Php2,198 million, or 6%, as compared with Php37,410 million in 2014 primarily due to lower consolidated Adjusted EBITDA, and higher depreciation and other expenses, partially offset by lower provision for income tax. Our consolidated basic and diluted core EPS, decreased to Php162.70 in 2015 from Php172.88 in 2014.

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

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2015 and 2014 by service:

							Increase (Decrease)
	2015		%	2014		%	Amount		%
	(in millions)
Service Revenues:
Mobile	Php	105,655	91	Php	108,780	92	(Php	3,125)	(3)
Home Broadband		3,040	3		4,019	3		(979)	(24)
Digital platforms and mobile financial services		1,051	1		1,056	1		(5)	—
MVNO and others(1)		970	1		1,182	1		(212)	(18)

Total Wireless Service Revenues		110,716	96		115,037	97		(4,321)	(4)
Non-Service Revenues:
Sale of mobile handsets, mobile SIM-packs and broadband data modems		4,797	4		3,842	3		955	25

Total Wireless Revenues	Php	115,513	100	Php	118,879	100	(Php	3,366)	(3)

(1)	Includes service revenues generated by MVNO’s of PLDT Global subsidiaries.

Service Revenues

Our wireless service revenues in 2015 decreased by Php4,321 million, or 4%, to Php110,716 million as compared with Php115,037 million in 2014, mainly as a result of lower revenues from mobile, home broadband, digital platforms and mobile financial services, and MVNO and other services. As a percentage of our total wireless revenues, service revenues accounted for 96% and 97% in 2015 and 2014, respectively.

Mobile Services

Our mobile service revenues amounted to Php105,655 million in 2015, a decrease of Php3,125 million, or 3%, from Php108,780 million in 2015. Mobile service revenues accounted for 95% of our wireless service revenues in each of 2015 and 2014.

							Increase (Decrease)
	2015		%	2014		%	Amount		%
	(in millions)
Mobile Services:
Voice	Php	46,129	44	Php	51,785	48	(Php	5,656)	(11)
SMS		37,982	36		41,459	38		(3,477)	(8)
Data		20,179	19		14,413	13		5,766	40
Inbound roaming and others(1)		1,365	1		1,123	1		242	22

Total	Php	105,655	100	Php	108,780	100	(Php	3,125)	(3)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and share in revenues from Smart Money.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php5,656 million, or 11%, to Php46,129 million in 2015 from Php51,785 million in 2014 resulting from lower domestic and international voice revenues due to the availability of alternative calling options and other OTT services such as Viber, Facebook Messenger, GoogleTalk, WhatsApp and similar services. Mobile voice services accounted for 44% and 48% of our mobile service revenues in 2015 and 2014, respectively.

The following table shows the breakdown of our mobile voice revenues for the years ended December 31, 2015 and 2014:

							Decrease
	2015		%	2014		%	Amount		%
	(in millions)
Voice Services:
Domestic	Php	35,152	76	Php	37,600	73	(Php	2,448)	(7)
International		10,977	24		14,185	27		(3,208)	(23)

Total	Php	46,129	100	Php	51,785	100	(Php	5,656)	(11)

Domestic voice service revenues decreased by Php2,448 million, or 7%, to Php35,152 million in 2015 from Php37,600 million in 2014, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php3,208 million, or 23%, to Php10,977 million in 2015 from Php14,185 million in 2014 primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services and VAS, decreased by Php3,477 million, or 8%, to Php37,982 million in 2015 from Php41,459 million in 2014 mainly from lower bucket-priced and unlimited SMS revenues. Mobile SMS services accounted for 36% and 38% of our mobile service revenues in 2015 and 2014, respectively.

The following table shows the breakdown of our mobile SMS service revenues for the years ended December 31, 2015 and 2014:

							Decrease
	2015		%	2014		%	Amount		%
	(in millions)
SMS Services:
Domestic(1)	Php	35,445	93	Php	38,270	92	(Php	2,825)	(7)
International		2,537	7		3,189	8		(652)	(20)

Total	Php	37,982	100	Php	41,459	100	(Php	3,477)	(8)

(1)

Includes revenues, net of discounts and content provider costs, from Smart Pasa Load, Sun Give-a-load and Dial*SOS; Music (Spinnr and Deezer, music subscription mainly ring back tunes and music downloads); Gaming (games subscriptions, downloads, and purchases); Videos (video subscriptions, downloads and video and movie streaming via iflix and Fox); Infotainment (subscriptions and downloads of broadcast materials that are intended both to entertain and to inform, as well as info-on-demand); financial services ( revenues from Smart Money Clicks via Smart Menu and mobile banking); Communicate, (revenues from group chat, text and voice messaging services); and Other VAS ( includes revenues from application program interface (API) downloads, info-on-demand and voice text services).

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php5,766 million, or 40%, to Php20,179 million in 2015 from Php14,413 million in 2014.

The following table shows the breakdown of our mobile data revenues for the years ended December 31, 2015 and 2014:

							Increase
	2015		%	2014		%	Amount		%
	(in millions)
Data Services:
Mobile internet(1)	Php	12,055	60	Php	8,253	57	Php	3,802	46
Mobile broadband		7,951	39		6,000	42		1,951	33
Other data		173	1		160	1		13	8

Total	Php	20,179	100	Php	14,413	100	Php	5,766	40

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php3,802 million, or 46%, to Php12,055 million in 2015 from Php8,253 million in 2014 as a result of the increase in smartphone ownership and greater data adoption among our subscriber base leading to an increase in mobile internet browsing and prevalent use of mobile apps, social networking sites and other OTT services. Mobile internet services accounted for 11% and 8% of our mobile service revenues in 2015 and 2014, respectively.

Mobile broadband

Mobile broadband revenues amounted to Php7,951 million in 2015, an increase of Php1,951 million, or 33%, from Php6,000 million in 2014 primarily due to higher mobile broadband traffic.

Other data

Revenues from our other data services, which include domestic leased lines and share in revenues from PLDT WeRoam, increased by Php13 million, or 8%, to Php173 million in 2015 from Php160 million in 2014.

Prepaid and Postpaid Revenues, and Inbound Roaming and Others

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014		Amount		%
	(in millions)

Mobile service revenues	Php	105,655	Php	108,780	(Php	3,125)	(3)
By service type
Prepaid		76,143		82,298		(6,155)	(7)
Postpaid		28,147		25,359		2,788	11
Inbound roaming and others		1,365		1,123		242	22

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php76,143 million in 2015, a decrease of Php6,155 million, or 7%, as compared with Php82,298 million in 2014. Mobile prepaid service revenues accounted for 72% and 76% of mobile service revenues in 2015 and 2014, respectively. The decrease in revenues from our mobile prepaid services was primarily driven by lower mobile prepaid subscriber base resulting to lower voice and text messaging revenues, partially offset by an increase in mobile internet revenues.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php28,147 million in 2015, an increase of Php2,788 million, or 11%, as compared with Php25,359 million in 2014, and accounted for 27% and 23% of mobile service revenues in 2015 and 2014, respectively. The increase in our mobile postpaid service revenues was primarily driven by a growing postpaid subscriber base.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php242 million, or 22%, to Php1,365 million in 2015 from Php1,123 million in 2014.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2015 and 2014:

			Increase (Decrease)
	2015	2014	Amount	%

Mobile subscriber base	68,612,118	72,511,422	(3,899,304)	(5)
Smart(1)	26,921,211	27,894,947	(973,736)	(3)
Postpaid	1,502,678	1,222,764	279,914	23
Prepaid	25,418,533	26,672,183	(1,253,650)	(5)
TNT	28,054,160	28,149,360	(95,200)	—
Sun(1)	13,636,747	16,467,115	(2,830,368)	(17)
Postpaid	2,045,580	2,054,480	(8,900)	—
Prepaid	11,591,167	14,412,635	(2,821,468)	(20)
Home broadband subscriber base	258,776	331,781	(73,005)	(22)

Total wireless subscribers	68,870,894	72,843,203	(3,972,309)	(5)

(1)	Includes mobile broadband subscribers.

The following table summarizes our average monthly churn rates for the years ended December 31, 2015 and 2014:

	2015	2014
	(in %)
Smart	6.4	5.7
Postpaid	3.3	2.9
Prepaid	6.6	5.8
TNT	5.7	5.8
Sun	10.3	8.8
Postpaid	4.3	2.0
Prepaid	11.3	9.7

The following table summarizes our average monthly ARPUs for the years ended December 31, 2015 and 2014:

	Gross(1)				Increase (Decrease)			Net(2)				Increase (Decrease)
	2015		2014		Amount		%	2015		2014		Amount		%

Prepaid
Smart	Php	129	Php	144	(Php	15)	(10)	Php	118	Php	130	(Php	12)	(9)
TNT		93		97		(4)	(4)		84		88		(4)	(5)
Sun		74		76		(2)	(3)		68		69		(1)	(1)
Postpaid
Smart		993		1,054		(61)	(6)		982		1,045		(63)	(6)
Sun		444		475		(31)	(7)		441		472		(31)	(7)

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, gross of discounts, content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our home broadband services decreased by Php979 million, or 24%, to Php3,040 million in 2015 from Php4,019 million in 2014 due to lower home broadband subscribers mainly due to migration of Canopy and WiMax to TD-LTE and other PLDT fixed broadband plans.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, decreased by Php5 million to Php1,051 million in 2015 from Php1,056 million in 2014.

MVNO and Others

Revenues from our other services decreased by Php212 million, or 18%, to Php970 million in 2015 from Php1,182 million in 2014, primarily due to a decrease in the number of ACeS Philippines’ subscribers, lower revenue contribution from MVNOs of PLDT Global, partially offset by the impact of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php45.51 for the year ended December 31, 2015 from Php44.40 for the year ended December 31, 2014 on our U.S. dollar and U.S. dollar-linked other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of sales of mobile handsets, SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues increased by Php955 million, or 25%, to Php4,797 million in 2015 from Php3,842 million in 2014, primarily due to increased availments for broadband Pocket WiFi, HOMEBro LTE, broadband tablets accessories and computer packages, as well as higher postpaid mobile activation and retention packages, partly offset by lower quantity of broadband Plug-It modems issued.

Expenses

Expenses associated with our wireless business amounted to Php95,358 million in 2015, an increase of Php6,256 million, or 7%, from Php89,102 million in 2014. A significant portion of the increase was attributable to higher expenses related to asset impairment, cost of sales, depreciation and amortization, compensation and employee benefits, professional and other contracted services, interconnection costs, taxes and licenses, and other operating expenses, partially offset by lower selling and promotions, rent, communications, training and travel, repairs and maintenance, insurance and security services, and amortization of intangible assets. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 86% and 77% in 2015 and 2014, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2015 and 2014 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2015		%	2014		%	Amount		%
	(in millions)

Depreciation and amortization	Php	17,218	18	Php	16,375	18	Php	843	5
Cost of sales		13,811	15		11,632	13		2,179	19
Rent		10,657	11		11,008	12		(351)	(3)
Repairs and maintenance		8,577	9		8,666	10		(89)	(1)
Interconnection costs		8,513	9		8,229	9		284	3
Asset impairment		8,446	9		5,620	6		2,826	50
Compensation and employee benefits		7,725	8		6,944	8		781	11
Selling and promotions		7,712	8		8,512	10		(800)	(9)
Professional and other contracted services		5,613	6		5,299	6		314	6
Taxes and licenses		3,124	3		2,944	3		180	6
Insurance and security services		1,190	1		1,274	2		(84)	(7)
Amortization of intangible assets		1,076	1		1,149	1		(73)	(6)
Communication, training and travel		958	1		1,072	1		(114)	(11)
Cost of content		62	—		—	—		62	100
Other expenses		676	1		378	1		298	79

Total	Php	95,358	100	Php	89,102	100	Php	6,256	7

Depreciation and amortization charges increased by Php843 million, or 5%, to Php17,218 million, primarily due to a higher depreciable asset base and accelerated depreciation on service delivery platforms equipment.

Cost of sales increased by Php2,179 million, or 19%, to Php13,811 million, primarily due to increased modems and devices issued for Pocket WiFi, HOMEBro LTE, broadband accessories mainly tablets, as well as an increase in handset costs attributable to higher mobile postpaid activation and retention, partially offset by lower quantity of broadband Plug-It modems issued.

Rent expenses decreased by Php351 million, or 3%, to Php10,657 million, primarily due to lower leased circuit and dark fiber rental charges, as well as lower site, office building and pole rentals.

Repairs and maintenance expenses decreased by Php89 million, or 1%, to Php8,577 million, mainly due to lower site fuel consumption costs and maintenance costs on IT hardware, partially offset by higher maintenance and technical support costs on expanded network and site facilities, an increase in site electricity and higher maintenance costs on IT software.

Interconnection costs increased by Php284 million, or 3%, to Php8,513 million, primarily due to an increase in interconnection charges on domestic voice and SMS services, partially offset by lower interconnection cost on international voice and SMS services.

Asset impairment increased by Php2,826 million, or 50%, to Php8,446 million, primarily due to higher fixed asset impairment provision, provision for inventory obsolescence and provision for doubtful accounts.

Compensation and employee benefits increased by Php781 million, or 11%, to Php7,725 million, primarily due to higher salaries, manpower rightsizing program, or MRP, costs, and provision for pension, partly offset by lower incentives and employee benefits. Employee headcount decreased to 7,505 as at December 31, 2015 as compared with 7,786 as at December 31, 2014.

Selling and promotion expenses decreased by Php800 million, or 9%, to Php7,712 million, primarily due to lower costs of events, advertising, commissions and public relations expenses.

Professional and other contracted service fees increased by Php314 million, or 6%, to Php5,613 million, primarily due to an increase in facility usage costs, legal and other service fees, partly offset by lower consultancy, audit and contracted service fees.

Taxes and licenses increased by Php180 million, or 6%, to Php3,124 million, due to higher business-related taxes and tax settlements in 2015.

Insurance and security services decreased by Php84 million, or 7%, to Php1,190 million, primarily due to lower site and office security expenses, as well as lower group health insurance premiums.

Amortization of intangible assets decreased by Php73 million, or 6%, to Php1,076 million, primarily due to lower license fees.

Communication, training and travel expenses decreased by Php114 million, or 11%, to Php958 million primarily due to lower fuel costs for vehicles as a result of lower average fuel cost per liter, partially offset by higher travel expenses.

Cost of content amounted to Php62 million in 2015, primarily due to fees on iflix and Fox starting June 2015 for access to movie collections and international channels.

Other expenses increased by Php298 million, or 79%, to Php676 million, primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2015 and 2014:

					Change
	2015		2014		Amount		%
	(in millions)
Other Income (Expenses):
Financing costs – net	(Php	1,799)	(Php	1,646)	(Php	153)	9
Foreign exchange losses – net		(1,622)		(464)		(1,158)	250
Equity share in net losses of associates		(81)		(11)		(70)	636
Loss on derivative financial instruments – net		–		(34)		34	(100)
Interest income		308		217		91	42
Other income – net		1,236		1,214		22	2

Total	(Php	1,958)	(Php	724)	(Php	1,234)	170

Our wireless business’ other expenses amounted to Php1,958 million in 2015, an increase of Php1,234 million, or 170%, from Php724 million in 2014, primarily due to the combined effects of the following: (i) higher net foreign exchange losses by Php1,158 million on account of the revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar; (ii) higher net financing costs by Php153 million primarily due to higher outstanding loan balances, higher weighted average interest rates on loans, an increase in accretion on financial liabilities and lower capitalized interest, partly offset by lower financing charges; (iii) higher equity share in net losses of AFPI by Php70 million; (iv) an increase in other income – net by Php22 million mainly due to higher income from consultancy and higher gain on sale of fixed assets, partly offset by lower gain on insurance claims; and (v) higher interest income by Php91 million mainly due to higher weighted average peso and dollar interest rates, increase in principal amount of temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar.

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

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2015 and 2014 by service segment:

							Increase (Decrease)
	2015		%	2014		%	Amount		%
	(in millions)

Service Revenues:
Voice	Php	30,253	44	Php	32,356	49	(Php	2,103)	(6)
Data		33,748	49		30,332	46		3,416	11
Miscellaneous		1,474	2		1,419	2		55	4

		65,475	95		64,107	97		1,368	2
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales		3,390	5		2,071	3		1,319	64

Total Fixed Line Revenues	Php	68,865	100	Php	66,178	100	Php	2,687	4

Service Revenues

Our fixed line service revenues increased by Php1,368 million, or 2%, to Php65,475 million in 2015 from Php64,107 million in 2014 due to higher revenues from our data and miscellaneous services, partially offset by lower voice service revenues.

Voice Services

Revenues from our voice services decreased by Php2,103 million, or 6%, to Php30,253 million in 2015 from Php32,356 million in 2014 due to lower international and domestic voice revenues, partly offset by higher local exchange service revenues.

The following table shows information of our voice service revenues for the years ended December 31, 2015 and 2014:

							Increase (Decrease)
	2015		%	2014		%	Amount		%
	(in millions)
Voice
Local exchange	Php	17,076	56	Php	16,587	51	Php	489	3
International		9,219	31		11,404	35		(2,185)	(19)
Domestic		3,958	13		4,365	14		(407)	(9)

Total	Php	30,253	100	Php	32,356	100	(Php	2,103)	(6)

Local Exchange

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2015 and 2014:

					Increase (Decrease)
	2015		2014		Amount		%

Total local exchange service revenues (in millions)	Php	17,076	Php	16,587	Php	489	3
Number of fixed line subscribers		2,303,454		2,207,889		95,565	4
Number of fixed line LEC employees		7,039		7,405		(366)	(5)
Number of fixed line subscribers per employee		327		298		29	10

Revenues from our local exchange service increased by Php489 million, or 3%, to Php17,076 million in 2015 from Php16,587 million in 2014, primarily due to an increase in subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% in each of the years ended December 31, 2015 and 2014.

International

Our international service revenues decreased by Php2,185 million, or 19%, to Php9,219 million in 2015 from Php11,404 million in 2014, primarily due to lower call volumes for both inbound and outbound traffic as a result of the popularity of OTT service providers (such as Facebook, Skype, Viber, WhatsApp, and similar services) over traditional long distance services, partially offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php45.51 in 2015 from Php44.40 in 2014, and the net increase in average billing rates in dollar terms. The percentage contribution of international service revenues to our total fixed line service revenues accounted for 14% and 18% in 2015 and 2014, respectively.

Domestic

Our domestic service revenues decreased by Php407 million, or 9%, to Php3,958 million in 2015 from Php4,365 million in 2014, primarily due to a decrease in call volumes. The percentage contribution of domestic service revenues to our fixed line service revenues were 6% and 7% in 2015 and 2014, respectively.

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2015 and 2014:

					Increase
	2015		2014		Amount		%
Data service revenues (in millions)	Php	33,748	Php	30,332	Php	3,416	11
Home broadband		12,338		10,935		1,403	13
Corporate data and leased lines		18,806		17,325		1,481	9
Data Center and IT		2,604		2,072		532	26

Our data services posted revenues of Php33,748 million in 2015, an increase of Php3,416 million, or 11%, from Php30,332 million in 2014, primarily due to higher home broadband revenues from DSL and Fibr, an increase in corporate data and leased lines primarily i-Gate, Fibernet, Metro Ethernet and Shops.Work, and higher data center and IT revenues. The percentage contribution of this service segment to our fixed line service revenues was 52% and 47% in 2015 and 2014, respectively.

Home Broadband

Home broadband data revenues amounted to Php12,338 million in 2015, an increase of Php1,403 million, or 13%, from Php10,935 million in 2014 primarily due to an increase in the number of subscribers, which includes home and corporate subscribers, by 150,496, or 14%, to 1,255,864 subscribers as at December 31, 2015 from 1,105,368 subscribers as at December 31, 2014. Home broadband revenues accounted for 36% of total data service revenues in each of 2015 and 2014.

Corporate data and leased lines

Corporate data and leased line services contributed Php18,806 million in 2015, an increase of Php1,481 million, or 9%, as compared with Php17,325 million in 2014 mainly due to sustained market traction of broadband data services such as DSL and Fibr, as a result of higher internet connectivity requirements, i-Gate, and key Private Networking Solutions such as IP-VPN, Metro Ethernet and Shops.Work. Corporate data and leased line revenues accounted for 56% and 57% of total data services in 2015 and 2014, respectively.

Data Center and IT

As at December 31, 2015, ePLDT Group had a total of 3,150 rack capacity in six locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php532 million, or 26%, to Php2,604 million in 2015 from Php2,072 million in 2014 mainly due to higher revenues from colocation, cloud and big data services. Cloud services include cloud contact center, cloud IaaS, cloud SaaS, managed security services and cloud professional services. The percentage contribution of this service segment to our total data service revenues was 8% and 7% in 2015 and 2014, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees. These service revenues increased by Php55 million, or 4%, to Php1,474 million in 2015 from Php1,419 million in 2014 mainly due to higher outsourcing and management fees, partly offset by royalties from directory services in 2015. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 2% in each of 2015 and 2014.

Non-service Revenues

Non-service revenues increased by Php1,319 million, or 64%, to Php3,390 million in 2015 from Php2,071 million in 2014, primarily due to higher sale of PLP units and FabTAB for myDSL retention, managed IT equipment and Home IP Cameras, partially offset by lower sale of UNO equipment and several managed PABX.

Expenses

Expenses related to our fixed line business totaled Php58,417 million in 2015, an increase of Php1,562 million, or 3%, as compared with Php56,855 million in 2014. The increase was primarily due to higher expenses related to compensation and employee benefits, asset impairment, cost of sales, professional and other contracted services, repairs and maintenance, and rent, partly offset by lower expenses related to interconnection costs, depreciation and amortization, taxes and licenses, communication, training and travel, and other operating expenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 85% and 86% in 2015 and 2014, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2015 and 2014 and the percentage of each expense item to the total:

							Increase (Decrease)
	2015		%	2014		%	Amount		%
	(in millions)

Depreciation and amortization	Php	14,301	25	Php	15,004	27	(Php	703)	(5)
Compensation and employee benefits		13,899	24		11,825	21		2,074	18
Repairs and maintenance		7,028	12		6,956	12		72	1
Interconnection costs		6,666	11		8,030	14		(1,364)	(17)
Professional and other contracted services		4,382	8		4,171	7		211	5
Rent		2,768	5		2,706	5		62	2
Cost of sales		2,596	4		1,903	3		693	36
Selling and promotions		2,036	4		2,126	4		(90)	(4)
Taxes and licenses		1,425	2		1,568	3		(143)	(9)
Asset impairment		1,244	2		426	1		818	192
Insurance and security services		715	1		717	1		(2)	—
Communication, training and travel		549	1		643	1		(94)	(15)
Cost of content		163	—		—	—		163	100
Other expenses		645	1		780	1		(135)	(17)

Total	Php	58,417	100	Php	56,855	100	Php	1,562	3

Depreciation and amortization charges decreased by Php703 million, or 5%, to Php14,301 million, due to lower depreciable asset base as a result of higher accelerated depreciation in 2014.

Compensation and employee benefits expenses increased by Php2,074 million, or 18%, to Php13,899 million, primarily due to higher MRP costs, salaries and employee benefits and provision for pension. Employee headcount decreased to 9,671 as at December 31, 2015 as compared with 9,710 as at December 31, 2014 mainly due to lower PLDT headcount as a result of the MRP in 2015.

Repairs and maintenance expenses increased by Php72 million, or 1%, to Php7,028 million, primarily due to higher repairs and maintenance costs on cable and wire facilities, and an increase in site electricity expenses, partially offset by lower office electricity charges and lower maintenance costs on buildings.

Interconnection costs decreased by Php1,364 million, or 17%, to Php6,666 million, primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international outbound calls, and data and other network interconnection/settlement costs, particularly Fibernet and Infonet.

Professional and other contracted service expenses increased by Php211 million, or 5%, to Php4,382 million, primarily due to higher contracted service fees, mailing and courier charges, and legal fees, partially offset by lower consultancy fees.

Rent expenses increased by Php62 million, or 2%, to Php2,768 million, primarily due to higher leased circuit, and office building rental charges, partially offset by lower customer premises equipment rental charges.

Cost of sales increased by Php693 million, or 36%, to Php2,596 million primarily due to higher sale of equipment for PLDT UNO and Telpad units, higher computer-bundled sales, FabTAB for myDSL retention, and several managed PABX and OnCall solution.

Selling and promotion expenses decreased by Php90 million, or 4%, to Php2,036 million, primarily due to lower cost of events and public relations, partially offset by higher advertising and commissions expenses.

Taxes and licenses decreased by Php143 million, or 9%, to Php1,425 million as a result of lower business-related taxes, partly offset by a higher tax settlement in 2015.

Asset impairment increased by Php818 million to Php1,244 million, mainly due to higher provision for uncollectible receivables in 2015, partly offset by fixed asset impairment provision in 2014.

Insurance and security services decreased by Php2 million to Php715 million, primarily due to lower insurance and bond premiums, partially offset by higher expenses on office security services and group health insurance premiums.

Communication, training and travel expenses decreased by Php94 million, or 15%, to Php549 million, mainly due to lower fuel consumption costs, partly offset by higher training and travel, and communication, and mailing and courier charges.

Cost of content, which includes settlement to Cignal TV for bundled service offerings and share in iflix and Fox contracts, amounted to Php163 million in 2015.

Other expenses decreased by Php135 million, or 17%, to Php645 million, primarily due to lower various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2015 and 2014:

					Change
	2015		2014(1)		Amount		%
	(in millions)

Other Income (Expenses):
Financing costs – net	(Php	4,509)	(Php	3,724)	(Php	785)	21
Foreign exchange losses – net		(892)		(39)		(853)	2,187
Equity share in net earnings (losses) of associates		38		63		(25)	(40)
Gains on derivative financial instruments – net		420		11		409	3,718
Interest income		620		350		270	77
Other income – net		1,724		3,556		(1,832)	(52)

Total	(Php	2,599)	Php	217	(Php	2,816)	(1,298)

(1)	Certain comparative information for 2014 were reclassified to conform with the current presentation.

Our fixed line business’ other expenses amounted to Php2,599 million in 2015, a change of Php2,816 million as against other income of Php217 million in 2014 mainly due to the combined effects of the following: (i) a decrease in other income – net by Php1,832 million due to gain on purchase price adjustment in 2014 in relation to the acquisition of Digitel, gain on fair value adjustment of investment property in 2014 and higher loss on sale of fixed assets in 2015; (ii) higher foreign exchange losses by Php853 million on account of revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar; (iii) higher financing costs by Php785 million mainly due to higher outstanding loan balances, higher weighted average interest rates on loans, effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar and lower capitalized interest; (iv) lower equity share in net earnings of associates by Php25 million mainly due to the share in net losses of Cignal TV; (v) an increase in interest income by Php270 million due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar; and (vi) higher gain on derivative financial instruments by Php409 million on account of mark-to-market gain on long-term currency swaps and forward purchase contracts due to higher level of depreciation of the Philippine peso relative to the U.S. dollar and wider dollar and peso interest rate differentials.

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

Others

Expenses

Expenses related to our other business totaled Php59 million in 2015, an increase of Php3 million, or 5%, as compared with Php56 million in 2015 primarily due to lower cash operating expenses.

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the years ended December 31, 2015 and 2014:

					Change
	2015		2014		Amount		%
	(in millions)

Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	Php	3,284	Php	3,789	(Php	505)	(13)
Interest income		99		295		(196)	(66)
Losses on derivative financial instruments – net		—		(78)		78	(100)
Financing costs – net		(179)		(60)		(119)	198
Foreign exchange losses – net		(522)		121		(643)	(531)
Other income – net		(2,031)		1,544		(3,575)	(232)

Total	Php	651	Php	5,611	(Php	4,960)	(88)

Other income decreased by Php4,960 million, or 88%, to Php651 million in 2015 from Php5,611 million in 2014 primarily due to the combined effects of the following: (i) higher other expenses – net by Php3,575 million due to recognition of impairment loss resulting from the fair value decline of our investment in Rocket, partly offset by higher realized portion of deferred gain on the sale of Meralco shares; (ii) foreign exchange losses of Php522 million in 2015 as against foreign exchange gains of Php121 million in 2014; (iii) lower equity share in net earnings of associates by Php505 million mainly due to equity share in net losses of Cignal TV in 2015 and a decrease in the equity share in net earnings of Beta; (iv) a decrease in interest income by Php196 million; (v) an increase in financing costs by Php119 million for the year ended December 31, 2015; and (vi) losses on derivative financial instruments of Php78 million in 2014.

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

Our 2017 estimated consolidated capital expenditures is approximately Php46 billion, of which approximately Php29 billion is estimated to be spent by our wireless segment and approximately Php17 billion is estimated to be spent by our fixed line segment. Our capital spending is focused on our ambition to deliver the best customer experience through reliable products, services and touch points.

We plan to expand our LTE network in line with our commitment to provide coverage to substantially all of the country’s cities and municipalities by end 2018. There will be more focus on the expansion and upgrade of our fixed access networks for cable fortification and resiliency in various locations. By end of the year 2017, we target having 4.4 million homes equipped for our fiber access network, and having modernized 1.7 million lines of our copper network to enable fiber-like speeds. The expansion of our national and domestic networks will follow the roll-out of our access networks in an effort to ensure the best end-to-end customer experience.

We also plan to continue the transformation of our service delivery platforms and IT in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

Our capital expenditure budget includes projects addressing the following objectives:

(1)	Commercial Objectives – these include the expansion of capacity and footprint of wired and wireless, as well as new platforms to expand service offerings;

(2)	Technical Objectives – these include the transformation of service delivery platform of the group in order to realize operating and cost efficiencies, the provision of greater resilience and redundancy for the network, as well as investments in additional cable systems; and

(3)	IT/Support Systems – these include the upgrade of our IT and support systems.

We expect to fund incremental capital expenditures from both debt and free cash flow.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2016, 2015 and 2014 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2016 and 2015:

	2016		2015		2014
	(in millions)
Cash Flows
Net cash from operations	Php	48,976	Php	69,744	Php	66,015
Net cash used in investing activities		(41,982)		(39,238)		(51,686)
Capital expenditures		42,825		43,175		34,759
Net cash used in financing activities		(15,341)		(11,385)		(19,897)
Net increase (decrease) in cash and cash equivalents		(7,733)		19,796		(5,246)

	2016		2015
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	Php	151,759	Php	143,982

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year		33,273		16,910
Obligations under finance lease maturing within one year		—		1

		33,273		16,911

Total interest-bearing financial liabilities		185,032		160,893
Total equity attributable to equity holders of PLDT		108,175		113,608

	Php	293,207	Php	274,501

Other Selected Financial Data
Total assets	Php	475,119	Php	455,095
Property and equipment		203,188		195,782
Cash and cash equivalents		38,722		46,455
Short-term investments		2,738		1,429

Our consolidated cash and cash equivalents and short-term investments totaled Php41,460 million as at December 31, 2016. Principal sources of consolidated cash and cash equivalents in 2016 were cash flows from operating activities amounting to Php48,976 million, proceeds from availment of long-term debt of Php40,569 million, proceeds from disposal of investment in Beacon of Php17,000 million; dividends received of Php4,409 million, proceeds from disposal of property and equipment of Php1,889 million, interest received of Php947 million and net proceeds from redemption of investment in debt securities of Php589 million. These funds were used principally for: (1) capital expenditures, including capitalized interest, of Php42,825 million; (2) cash dividend payments of Php22,987 million; (3) payment for purchase of investment in VTI, Bow Arken and Brightshare by Php21,524 million; (4) debt principal and interest payments of Php19,650 million and Php6,512 million, respectively; (5) reduction in capital expenditures under long-term financing of Php6,040 million; (6) net payment for purchase of short-term investments of Php1,177 million; (7) net payment for purchase of available-for-sale investments of Php998 million; and (8) settlement of derivative financial instruments of Php541 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php47,884 million as at December 31, 2015. Principal sources of consolidated cash and cash equivalents in 2015 were cash flows from operating activities amounting to Php69,744 million, proceeds from availment of long-term debt of Php44,367 million, dividends received of Php5,544 million, interest received of Php939 million, proceeds from disposal of property, plant and equipment of Php334 million, net additions to capital expenditures under long-term financing of Php311 million and proceeds from redemption of investment in debt securities of Php292 million. These funds were used principally for: (1) capital outlays, including capitalized interest, of Php43,175 million; (2) dividend payments of Php32,532 million; (3) debt principal and interest payments of Php17,084 million and Php5,407 million, respectively; (4) purchase of investment in associates and joint ventures of Php1,274 million; (5) payment for purchase of available-for-sale investments of Php925 million; (6) net payment for purchase of short-term investments of Php725 million; and (7) settlement of derivative financial instruments of Php638 million.

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php20,768 million, or 30%, to Php48,976 million in 2016 from Php69,744 million in 2015, primarily due to lower collection efficiency, lower operating income, higher level of settlement of accounts payable and other liabilities, and higher prepayments, partially offset by lower pension contribution and lower corporate taxes paid.

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

Cash flows provided by operating activities of our wireless business decreased by Php21,931 million, or 47%, to Php24,988 million in 2016 from Php46,919 million in 2015, primarily due to lower operating income, lower collection efficiency, higher level of settlement of accounts payable and other liabilities, and higher prepayments, partially offset by lower pension contribution and lower corporate taxes paid. Cash flows provided by operating activities of our fixed line business increased by Php2,329 million, or 10%, to Php24,885 million in 2016 from Php22,556 million in 2015, primarily due to higher operating income and lower pension contribution, partly offset by lower collection efficiency and higher prepayments. Cash flows used in operating activities of our other business amounted to Php829 million in 2016 as against cash flows provided by operating activities of Php740 million in 2015 due to operating loss in 2016.

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

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php41,982 million in 2016, an increase of Php2,744 million, or 7%, from Php39,238 million in 2015, primarily due to the combined effects of the following: (1) higher net payment for purchase of investment in joint ventures and associates by Php3,250 million specifically for the purchase prices paid in connection with the SMC Transactions, partly offset by the sale of PCEV’s share in Beacon; (2) lower dividends received by Php1,135 million; (3) higher net payment for purchase of short-term investments by Php452 million; (4) higher net payment for purchase of available-for-sale investments by Php73 million; (5) lower payment for purchase of investments – net of cash acquired by Php131 million; (6) proceeds from redemption of investment in debt securities by Php297 million; (7) lower capital expenditures by Php350 million; and (8) higher proceeds from disposal of property and equipment by Php1,555 million.

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

Our consolidated capital expenditures, including capitalized interest, in 2016 totaled Php42,825 million, a decrease of Php350 million, or 1%, as compared with Php43,175 million in 2015, primarily due to PLDT’s lower capital spending, partially offset by Smart Group’s higher capital spending. Smart Group’s capital spending, increased by Php1,782 million, or 6%, to Php32,089 million in 2016 from Php30,307 million in 2015, primarily focused on expanding 3G, 4G and LTE coverage and reach, as well as capacity and service enhancements. PLDT’s capital spending decreased by Php3,201 million, or 28%, to Php8,058 million in 2016 from Php11,259 million in 2015 and was principally used to finance the continuous facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency, and acquisition of new platforms to complement introduction of new products and services, as well as expansion of our data center business. The balance represented other subsidiaries’ capital spending.

Our consolidated capital expenditures, including capitalized interest, in 2015 totaled Php43,175 million, an increase of Php8,416 million, or 24%, as compared with Php34,759 million in 2014, primarily due to Smart Group’s and PLDT’s higher capital spending. Smart Group’s capital spending, which increased by Php7,266 million, or 32%, to Php30,307 million in 2015 from Php23,041 million in 2014, primarily focuses on expanding coverage and reach, as well as service enhancement. PLDT’s capital spending, which increased by Php562 million, or 5%, to Php11,259 million in 2015 from Php10,697 million in 2014, was principally used to finance the facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency in various locations and acquisition of new platforms to complement introduction of new products and services. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php15,341 million in 2016, an increase of Php3,956 million, or 35%, from Php11,385 million in 2015, resulting largely from the combined effects of the following: (1) net settlement of capital expenditures under long-term financing by Php6,351 million; (2) lower proceeds from availment of long-term debt by Php3,798 million; (3) higher payments of long-term debt by Php2,566 million; (4) higher interest payments by Php1,105 million; (5) lower settlement of derivative financial instruments of Php97 million; and (6) lower cash dividends paid by Php9,545 million.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2016 amounted to Php40,569 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and refinancing maturing loan obligations. Payments of principal and interest on our total debt amounted to Php19,650 million and Php6,512 million, respectively, for the year ended December 31, 2016.

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

Our consolidated long-term debt increased by Php24,140 million, or 15%, to Php185,032 million as at December 31, 2016 from Php160,892 million as at December 31, 2015 primarily due to drawings from our long-term facilities and the depreciation of the Philippine peso relative to the U.S. dollar, partly offset by debt amortizations and prepayments. As at December 31, 2016, the long-term debt levels of PLDT and Smart increased by 17% and 21% to Php109,867 million and Php74,851 million, respectively, while DMPI’s decreased by 94% to Php314 million, as compared with December 31, 2015.

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

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our long-term debt.

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

As at December 31, 2016 and 2015, we are in compliance with all of our debt covenants.

See Note 21 – Interest-Bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2016 and 2015:

	Date		Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
				(in millions, except per share amount)
2016
Common
Regular Dividend	August 2, 2016	August 16, 2016	September 1, 2016	Php	49.00	Php	10,587
	March 7, 2017	March 21, 2017	April 6, 2017		28		6,050
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 26, 2016	February 24, 2016	March 15, 2016		—		12
	May 3, 2016	May 24, 2016	June 15, 2016		—		12
	August 2, 2016	August 18, 2016	September 15, 2016		—		12
	November 14, 2016	November 28, 2016	December 15, 2016		—		12
Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016		—		3
	June 14, 2016	June 30, 2016	July 15, 2016		—		3
	August 30, 2016	September 20, 2016	October 15, 2016		—		2
	December 6, 2016	December 20, 2016	January 15, 2017		—		3

Charged to Retained Earnings						Php	16,696

2015
Common
Regular Dividend	August 4, 2015	August 27, 2015	September 25, 2015(2)	Php	65.00	Php	14,044
	February 29, 2016	March 14, 2016	April 1, 2016		57.00		12,315
Preferred
10% Cumulative Convertible Preferred Stock	May 5, 2015	May 19, 2015	May 30, 2015		1.00		—
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 27, 2015	February 26, 2015	March 15, 2015		—		12
	May 5, 2015	May 26, 2015	June 15, 2015		—		12
	August 4, 2015	August 20, 2015	September 15, 2015		—		13
	November 3, 2015	November 20, 2015	December 15, 2015		—		12
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015		—		2
	June 9, 2015	June 26, 2015	July 15, 2015		—		3
	August 25, 2015	September 15, 2015	October 15, 2015		—		2
	December 1, 2015	December 18, 2015	January 15, 2016		—		3

Charged to Retained Earnings						Php	26,418

(1)	Dividends were declared based on total amount paid up.
(2)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

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

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB+	Stable
	ASEAN regional scale	axA+

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	BBB+	Negative
	National Long-term Rating	AAA (ph1)	Stable

CRISP	Issuer rating	AAA	Stable

On May 20, 2016, Moody’s affirmed PLDT’s foreign currency bond rating and local currency issuer rating at “Baa2”. Both ratings are considered “investment grade.” The outlook in both ratings is stable.

On June 1, 2016, S&P affirmed our long-term foreign issuer credit rating at “BBB+”, with a stable outlook. This rating is considered as “investment grade.” On the S&P Asean regional scale, PLDT’s rating affirmed at “axA+”.

On August 31, 2016, Fitch affirmed PLDT’s long-term foreign currency issuer default rating and senior notes at “BBB” and its National Rating at “AAA (phl)”, both with a stable outlook. Fitch also affirmed PLDT’s long-term local currency issuer default rating at “BBB+” but with a revised outlook to negative. The ratings reflect PLDT’s market leadership position in the Philippine telecommunications industry across the wireless, fixed line and broadband segments.

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

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In 2016, in view of our elevated capital expenditures to support the build-out of a resilient and reliable data network, lower Adjusted EBITDA primarily due to higher subsidies to grow the data business and defend market share and the resources required to support the acquisition of SMC’s telecommunications business, we have lowered our regular dividend payout to 60% of our core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings in 2016. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments paid to shareholders amounted to Php22,987 million, Php32,532 million and Php39,900 million as at December 31, 2016, 2015 and 2014, respectively.

Contractual Obligations and Commercial Commitments

Contractual Obligations

See Item 11. “Quantitative and Qualitative Disclosures About Market Risks – Liquidity Risk” for a table summarizing the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2016 and 2015.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2016 and 2015, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php6,788 million and Php46 million as at December 31, 2016 and 2015, respectively. These commitments will expire within one year. The amount in 2016 includes standby letters of credit issued in relation with the SMC Transactions as at December 31, 2016.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines were 1.8% and 1.4% in 2016 and 2015, respectively. Moving forward, we currently expect inflation to rise following the peso depreciation’s impact on oil prices.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at January 31, 2017 are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	70	November 24, 1998 to present
Helen Y. Dee	72	June 18, 1986 to present
Ray C. Espinosa	60	November 24, 1998 to present
James L. Go	77	November 3, 2011 to present
Bernido H. Liu(1)	54	September 28, 2015 to present
Hideaki Ozaki	51	December 6, 2011 to present
Ret. Chief Justice Artemio V. Panganiban(1)	80	April 23, 2013 to present
Ma. Lourdes C. Rausa-Chan	63	March 29, 2011 to present
Pedro E. Roxas(1)	60	March 1, 2001 to present
Albert F. del Rosario	77	July 11, 2016 to present
Atsuhisa Shirai	55	August 30, 2016 to present
Amado D. Valdez	70	November 14, 2016 to present
Marife B. Zamora	63	November 14, 2016 to present

(1)	Independent Director.

The name, age, position and period of service of the executive officers of PLDT as at January 31, 2017 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Executive Officers:
Manuel V. Pangilinan	70	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2016 to present
Ernesto R. Alberto	55	Executive Vice President Enterprise, International and Carrier Business Head Customer Sales and Marketing Head Corporate Business Head Chief Revenue Officer	January 1, 2012 to present September 16, 2011 to November 30, 2016 February 1, 2008 to September 15, 2011 May 15, 2003 to January 31, 2008 December 1, 2016 to present
Ray C. Espinosa	60	Regulatory Affairs and Policies Head	March 4, 2008 to November 30, 2016
		Chief Corporate Services Officer	December 1, 2016 to present
Anabelle L. Chua	56	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to May 17, 2015
		Chief Financial Officer of Smart	December 1, 2005 to May 17, 2015
		Chief Financial Officer of PLDT	May 18, 2015 to present
Ma. Lourdes C. Rausa-Chan	63	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to present
		Chief Governance Officer	March 4, 2008 to present
Ma. Elizabeth S. Sichon	58	Chief People and Culture Officer	February 7, 2017 to present
Victorico P. Vargas	64	Business Transformation Office Head	January 1, 2016 to present
Jun R. Florencio	60	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.(1)	53	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business Transformation Office (BTO) Head	August 1, 2010 to December 31, 2016
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Deputy BTO Head	January 1, 2017 to present
Alejandro O. Caeg	56	Senior Vice President	January 1, 2012 to present
		International and Carrier Business Head	March 1, 2009 to present
		Wireless Consumer Division Sales and Distribution of Smart	December 1, 2016 to present
June Cheryl A. Cabal-Revilla	43	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Chief Financial Officer of Smart and DMPI	May 18, 2015 to present
Leo I. Posadas	50	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present

(1)	Human Resources functions were assumed by Ms. Ma. Elizabeth S. Sichon effective January 1, 2017 prior to being appointed as Chief People on February 7, 2017.

The following is a brief description of the business experiences of each of our directors and executive officers for at least the past five years:

Mr. Manuel V. Pangilinan, 70 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. Effective January 1, 2016, he concurrently holds the position of President and Chief Executive Officer of PLDT and Smart Communications, Inc. (“Smart”). He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT. He also serves as Chairman of MPIC, Meralco and Philex Mining Corporation, all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, Beacon, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated. He is also the Chairman of PLDT-Smart Foundation, Inc.

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

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and the Hong Kong Bayanihan Trust, a non-stock, non-profit foundation which provides vocational, social and cultural activities for Hongkong’s foreign domestic helpers. He is a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

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

Ms. Helen Y. Dee, 72 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson or a director of EEI Corporation, House of Investments, National Reinsurance Corporation of the Philippines, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation and Seafront Resources Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses, which are listed on page 85 hereof. She is also the President and/or Chief Executive Officer of Hydee Management and Resource Corp., Moira Management, Inc., Tameena Resources, Inc., YGC Corporate Services, Inc., GPL Holdings, Inc. and Mijo Holdings, Inc., and the Vice President of A. T. Yuchengco, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 60 years old, has been a director of PLDT since November 24, 1998, and is member of the Technology Strategy Committee of the Board of Directors of PLDT. He has served as Chief Corporate Services Officer of PLDT since December 1, 2016 and General Counsel of Meralco since 2009. In June 2013, he joined First Pacific and was appointed as First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines. He is also a director of Meralco, Metro Pacific Investments Corporation and Roxas Holdings, Inc., and an independent director and Chairman of the Audit Committee of Lepanto Consolidated Mining Company, which are PSE-listed companies. He is the Chairman of PhilStar Group of Companies, Business World Publication Corporation, a director and Corporate Secretary of Philippine Telecommunications Investment Corporation, a director of Metro Pacific Resources, Inc. and BTF Holdings, Inc. and a trustee of the Beneficial Trust Fund of PLDT and PLDT-Smart Foundation, Inc.

Atty. Espinosa served as President & CEO of MediaQuest,TV5 and Cignal TV until May 2013 and, prior thereto, was the President & CEO of ePLDT and its subsidiaries until April 2010.

Atty. Espinosa has a Master of Laws degree from the University of Michigan Law School and is a member of the Integrated Bar of the Philippines. He was a partner at Sycip Salazar Hernandez & Gatmaitan from 1982 to 2000, and a foreign associate at Covington and Burling (Washington, D. C., U.S.A.) from 1987 to 1988.

Mr. James L. Go, 77 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. and Oriental Petroleum and Minerals Corporation, the Chairman of Universal Robina Corporation and Robinsons Land Corporation, the Vice Chairman of Robinsons Retail Holdings, Inc., and a director of Cebu Air, Inc and Meralco, which are PSE-listed companies. He is also the Chairman of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of CFC Corporation, United Industrial Corporation Limited, Marina Center Holdings Private Limited and Hotel Marina City Private Limited. He is also the President and a Trustee of the Gokongwei Brothers Foundation. He was the Vice Chairman and President and Chief Executive Officer of Digital Telecommunications, Inc. (“Digitel”) until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, U.S.A.

Mr. Bernido H. Liu, 54 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He is the Chairman, President and Chief Executive Officer of Golden ABC, Inc. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a fast-growing dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman and President of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, and Red Logo Lifestyle Inc. He is also the Chairman of Greentree Food Solutions, Inc., a director of GABC International Pte Limited, Children’s Hour Philippines and Mga Likha ni Inay, Inc., a trustee of Philippine Retailers Association, a member of the Visayas Advisory Council of Habitat for Humanity Philippines and an independent member of the Board of Trustees of the PLDT-SMART Foundation, Inc.

Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, Cebu, and completed the Executive Education Owner/President Management Program of the Harvard Business School. Over the years, Mr. Liu has been recognized by different award-giving bodies. His awards include, among others, the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, and Grand Bossing from PLDT SME Nation.

Mr. Hideaki Ozaki, 51 years old, has been a director of PLDT since December 6, 2011. He is the President and Chief Executive Officer of NTT Com Asia Ltd, a data center, network and cloud provider in Hong Kong and the North Asia Regional Headquarters of NTT Communications Corporation (“NTT Com”). He served as Vice President of Corporate Planning and Carrier Relations, Global Business of NTT Com from October 2006 to July 2016 and as part-time Director of NTT Communications Philippines from July 2009 to February 2012. Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Com since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

Hon. Artemio V. Panganiban, 80 years old, has been an independent director of PLDT since April 23, 2013 and is an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies. He also holds directorships in Metro Pacific Tollways Corporation, Tollways Management Corporation, LIB and Team Energy Corporation, is a senior adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and adviser of Double Dragon Properties, Corp. He is the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and the Board of Advisers of Metrobank Foundation, Inc., a trustee of Claudio Teehankee Foundation and Tan Yan Kee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, member of the Board of Advisers of De La Salle University College of Law, University of Asia and the Pacific College of Law and Johann Strauss Society, member of the Advisory Board of World Bank (Philippines), Senior Adviser of V. Mapa Falcon Honor Society, Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., Chairman of Philippine National Committee of the Asean Law Association, consultant of the Judicial and Bar Council, and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Associate Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy. He has received over 250 awards in recognition of his role as jurist, practising lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including as “The Renaissance Jurist of the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court. Hon. Panganiban graduated cum laude from Far Eastern University with a Bachelor of Laws Degree in 1960, and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Ambassador Albert F. del Rosario, 77 years old, has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from February 2011 to March 2016 and also served as Philippine Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of over 50 firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is the Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc., Stratbase ADR Institute, Inc., and a director of First Pacific Company, Indra Philippines, Inc., Metro Pacific Investments Corporation (a PSE-listed company), Metro Pacific Tollways Corporation, Cavitex Infrastructure Corporation, Sarimonde Foods Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, Enterprise Investments Holdings, Inc. and Asia Insurance (Phil.) Corp. He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development and an Advisory Board of CSIS Southeast Asia Program.

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad. In September 2004, he was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines and the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 APEC in December 2015. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation, 2014 Management Man of the Year by Management Association of the Philippines, 2016 Outstanding Government National Official by Volunteers Against Crime and Corruption (VACC), 2016 Asia CEO Awards as Life Contributor, and Manuel L. Quezon Gawad Parangal as Quezon City’s Most Outstanding Citizens for 2016. He was elevated to the Xavier Hall of Fame in New York City in 2006. He received the AIM Washington Sycip Distinguished Management Leadership Award in 2011, Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015, Rotary Club Makati West’s First “Albert del Rosario Award” (Tungo sa Makatarungang Pamumuhay) in August 2016, Outstanding Leadership in Diplomatic Service by Miriam College Department of International Studies and Philippine Tatler’s Diamond Award both in November 2016. Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Mr. Pedro E. Roxas, 60 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit and Risk Committees and serves as an independent member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Roxas Holdings, Inc. and Roxas and Company, Inc., and an independent director of Meralco, BDO Private Bank and CEMEX Holdings Phil. Inc., which are reporting or PSE-listed companies. He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc., Hawaiian-Philippine Co. and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President) and Roxas Foundation, Inc.. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Atsuhisa Shirai, 55 years old, has been a director of PLDT since August 30, 2016. He is a member of the Governance and Nomination, Executive Compensation, Technology Strategy and Risk Committees, and an Advisor of the Audit Committee of the Board of Directors of PLDT. From May 2015 to July 2016, he was the President of Mobile Innovation Co., Ltd., a company that provides fleet management services in Thailand, and through its subsidiaries, in Vietnam and Indonesia, and through dealers, in Myanmar. He served as Director of DOCOMO Wi-Fi Service, 2M2 Business Department and Director of International Roaming, Global Business Department of NTT DOCOMO from July 2013 to April 2015 and from April 2009 to June 2013, respectively. He also served as Director of Wireless Broadband Alliance from July 2010 to June 2015. Prior to that, he was the Director of Singapore Project, Global Business Office of NTT West Corporation from July 2007 to March 2009, Director of Housing Services and Data Center, IT Management Services Department and Director of Internal IT System, Global Business Department of NTT Communications Corporation from April 2005 to June 2007 and from January 2002 to March 2005, respectively. Mr. Shirai received his Master’s Degree in Electrical and Electronic Engineering from Chiba University.

Mr. Amado D. Valdez, 70 years old, has been a director of PLDT since November 14, 2016. He is the Chairman of the Social Security Commission and is an independent director of Radiowealth Finance Corporation. Dean Valdez’ service in the national government started during the term of H.E. President Corazon C. Aquino where he served as Director of the Bureau of Agrarian Legal Assistance and as member of the Cabinet Assistance System. In 2001, he served as Government Corporate Counsel with the rank of Presiding Justice of the Court of Appeals. He also served as Senior Undersecretary at the Office of the President of the Philippines and concurrent Executive Director of the Presidential Commission on the Visiting Forces Agreement. Prior thereto, he worked as General Attorney at the Law Center of the U.S. Naval Base in Subic Bay and Associate at the law firm Martin, Davis & Lewis Law Firm in Los Angeles, California.

His past business, professional, and civic involvement includes holding positions such as Dean of the University of the East College of Law, President and Chairman Emeritus of the Pamantasan ng Lungsod ng Maynila and Ospital ng Maynila, President of the International Association of Constitutional Law-Philippine Branch and the Philippine Association of Law Schools, member of the Board of Trustee of the Philippine Judicial Academy and the Universidad de Manila, director of Philex Mining Corporation, John Hay Management Corporation and Rotary Club of Manila, among others.

Dean Valdez obtained his Bachelor of Laws Degree from the University of the East and Bachelor of Arts Degree from Manuel L. Quezon University. He also attended special studies in International Business Law at the National University in Singapore and completed academic requirements in Master in Business Economics at University of Asia and the Pacific. He was conferred with Doctor of Humanities Degree by the Laguna State Polytechnic University and Doctor of Philosophy Degree by the Akamai University in Hawaii.

Ms. Marife B. Zamora, 63 years old, has been a director of PLDT since November 14, 2016. She is the Chairperson of Convergys Philippines, Inc., the Philippine branch of Convergys Corporation (NYSE:CVG), a global leader in customer management. She is the 3rd Woman President and the 68th President of the Management Association of the Philippines since its inception in 1950, a member of the Board of Directors of the American Chamber of Commerce of the Philippines, 2017-2018, Secretary and member of the Board of Trustees of the Integrity Initiative, and Board Adviser of ABS CBN Lingkod Kapamilya Foundation Inc. She co-founded and is Chair of the Filipina CEO Circle, an organization of Filipina CEOs who rose through the ranks to lead large corporations in the country’s private sector. She served as the first country manager of Convergys Philippines, setting up its first contact center in 2003 and leading its growth into being the country’s largest private employer. In 2011, she became managing director for Asia Pacific and EMEA, responsible for Convergys contact centers in the Philippines, India, United Kingdom, and Malaysia. In April 2014, she was named Chair of Convergys Philippines.

Prior to her work at Convergys Philippines, Ms. Zamora served as managing director for Headstrong Incorporated, a global provider of integrated solutions and digital technologies. Previously, she was with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied at the University of the Philippines and the Wharton School of the University of Pennsylvania. Honors conferred on Ms. Zamora include the Asia CEO Awards 2011 Global Filipino Executive of the Year, the ‘Go Negosyo’ Woman STARpreneuer Award 2012, and the 100 Most Influential Filipino Women in the World Award (Founders & Pioneers Category) 2013.

Mr. Ernesto R. Alberto, 55 years old, Group Chief Revenue Officer for PLDT and Smart since December 1, 2016, is responsible for generating revenues from all the market segments of the group (Enterprise, International, Home, and Wireless businesses). Prior thereto, he was the Head of PLDT Group Enterprise, International and Carrier Business since January 2012. He has also served as the President and Chief Executive Officer of ePLDT since 2013 and is a member of the PLDT and Smart top management team. He is the Chairman or a director of several subsidiaries and affiliates of PLDT, Smart and ePLDT. He is also the Chairman of the Junior Achievement of the Philippines, member of the Board of Trustees of the Advertising Foundation of the Philippines, member of the Management Association of the Philippines and Makati Business Club, and founding member of the Board of Trustees of IBM Analitika Philippines.

Mr. Alberto brings with him over 30 years of extensive experience in telecommunications, corporate banking, relationship management and business development, having held key positions in the PLDT Group and leading local and foreign banks. Prior to joining PLDT in May 2003, he was Vice President, Senior Banker and Group Head of the National Corporate Group of Citibank, N.A., Manila from November 1996 to April 2003 and previously served as Vice President and Group Head of the Relationship Management Group of Citytrust Banking Corporation. He graduated with a Bachelor’s Degree (major in Economics and minor in Mathematics and Political Science) from San Beda College and pursued his masters studies in Economics Research at the University of Asia and the Pacific.

Ms. Anabelle L. Chua, 56 years old, was appointed as Chief Financial Officer of the PLDT Group effective May 18, 2015. She was the Chief Financial Officer of Smart from 2006 and Chief Financial Officer of Digitel Mobile from 2013 until May 2015. She holds directorships in several subsidiaries of PLDT, Smart and Digitel. She is also a member of the Board of Directors of Philippine Stock Exchange, Securities Clearing Corporation of the Philippines and Philippine Telecommunications Investment Corporation and the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund, a director of the companies owned by PLDT Beneficial Trust Fund, and a director and member of the Finance, Audit and Nomination and Governance Committees of the Board of Directors of Meralco. Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. Ms. Chua graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Atty. Ma. Lourdes C. Rausa-Chan, 63 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She is a director of ePLDT, PLDT Global Investments Holdings, Inc., PCEV and ACeS Philippines and also serves as Corporate Secretary of several subsidiaries of PLDT, PLDT-Smart Foundation Inc. and Philippine Disaster Resilience Foundation, Inc. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan received her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Ms. Ma. Elizabeth S. Sichon, 58 years old, was appointed as Chief People and Culture Officer effective December 1, 2016. A seasoned global HR executive, she has previously held HR roles across the Americas, Europe, Middle East and Africa, Asia Pacific and Latin America in high tech, financial and health care industries. Most recently she had her own consulting company, Executive HR Coach, LLC based in Silicon Valley, California, where she worked with companies on their culture transformation and leadership development. Prior to this, she was VP Human Resources of Hewlett Packard, and VP Human Resources International of Avaya, Inc. She received her Master of Arts Degree in Organizational Psychology from Teachers College, Columbia University and BS Psychology from the University of the Philippines.

Mr. Victorico P. Vargas, 64 years old, was appointed as Business Transformation Office Head effective January 1, 2016. Mr Vargas joined First Pacific in January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. Prior to his appointment as Assistant Director of First Pacific, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010. He joined PLDT in 2000 as its Human Resources Group Head and ultimately became involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business. He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank. He is a director of PLDT Subic Telecom, Inc. and PLDT Clark Telecom, Inc., President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Mr. Alejandro O. Caeg, 56 years old, was appointed Head of WCD Sales and Distribution of Smart effective December 1, 2016. Prior to that, he served as Head of International & Carrier Business from March 1, 2009 until November 30, 2016. Previously, he was Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and Conexus Chairman until 2014. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008. He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998). He also served as President and Chief Executive Officer of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Mr. Jun R. Florencio, 60 years old, Internal Audit and Fraud Risk Management Head, handles the overall coordination of the internal audit function of the PLDT group of companies and is in-charge of the fraud risk management function of the PLDT Fixed Line business. He has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management, and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999 as Head of Financial Management Sector. He held various positions in the finance organization of another telecommunications company prior to joining Smart. Mr. Florencio received his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.

Mr. Menardo G. Jimenez, Jr., 53 years old, was appointed as Business Transformation Office Deputy Head effective January 1, 2017. Prior thereto, he served as Human Resources Group Head and Fixed Line Business Transformation Office Head from August 1, 2010 to November 30, 2016. He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Ms. June Cheryl A. Cabal-Revilla, 43 years old, PLDT Group Controller and Financial Reporting and Controllership Head, is concurrently the Chief Financial Officer of Smart, Digitel and DMPI effective May 18, 2015. She is also a director and/or the Chief Financial Officer/Treasurer of several subsidiaries of PLDT and Smart, the Treasurer of PLDT-Smart Foundation and the Philippine Disaster Resilience Foundation, Comptroller of First Pacific Leadership Academy Foundation and a Trustee of Tahanan Mutual Building and Loan Association. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of SGV & Co. Ms. Cabal-Revilla received her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management.

Mr. Leo I. Posadas, 50 years old, was appointed as Treasurer of PLDT effective May 18, 2015 and concurrently holds the position of Treasury Head. He has been in PLDT’s service since September 2000. He handles the treasury management and treasury operations of the Company. He is a director and Vice President for Treasury of Mabuhay Investments Holdings, Inc., Treasurer and Head of Treasury of Smart, Treasurer of ePLDT and other subsidiaries of PLDT. Prior to joining PLDT, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions from the De La Salle University.

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

Luis Miguel Foods (Regular Director)

Luisita Industrial Park Corporation (Regular Director)

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2016 amounted to approximately Php400 million.

The following table below sets forth the aggregate amount of compensation paid in 2016 and 2015 and estimated amount of compensation expected to be paid in 2017 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Anabelle L. Chua, Ernesto R. Alberto, Isaias P. Fermin, separated from service effective January 1, 2017, and Ma. Lourdes C. Rausa-Chan; and (2) all other executive officers, other officers and directors, as a group.

	2017		2016		2015
	Estimate		Actual
	(in millions)

President and CEO and four most highly compensated executive officers:
Salary(1)	Php	109	Php	117	Php	123
Bonus(2)		27		27		32
Other compensation(3)		29		78		256

		165		222		411

All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)		249		263		275
Bonus(2)		60		66		69
Other compensation(3)		101		223		657

	Php	410	Php	552	Php	1,001

(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2016 and 2015 were approximately Php57 million and Php55 million, respectively. The total amount of per diems estimated to be paid in 2017 is approximately Php61 million.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Long-term Incentive Plan

The LTIP is a cash plan that is intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group. The LTIP is administered by the ECC which has the authority to determine the following: (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.

The LTIP covering the period from January 1, 2012 to December 31, 2014 was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards under the LTIP totaled Php3,264 million, and were paid in full in 2015. Therefore, PLDT currently has no outstanding LTIP liabilities.

The structure, terms and conditions of a new LTIP are currently being studied taking into account our strategic and operational business plans to execute our digital pivot and business and organizational transformation.

There are currently no other warrants or options held by PLDT’s officers or directors either singly or collectively.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 24 – Accrued and Other Current Liabilities and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at January 31, 2017 by our continuing directors and executive officers. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock		Percentage of Class

Manuel V. Pangilinan	249,450		0.115456
Helen Y. Dee	25,080	(2)	0.011608
Ray C. Espinosa	15,743	(1)	0.007287
James L. Go	125,914	(1)	0.058278
Bernido H. Liu	1		—
Hideaki Ozaki	1		—
Ret. Chief Justice Artemio V. Panganiban	1,771	(1)	0.000820
Pedro E. Roxas	231	(3)	0.000107
Ma. Lourdes C. Rausa-Chan	199	(1)	0.000092
Albert F. del Rosario	142,410	(1)	0.065914
Atsuhisa Shirai	1		—
Amado D. Valdez	1		—
Marife B. Zamora	5		0.000002
Ernesto R. Alberto	—		—
Anabelle L. Chua	12,028	(1)	0.005567
Jun R. Florencio	515	(1)	0.000238
Menardo G. Jimenez, Jr.	22		0.000010
Alejandro O. Caeg	200	(1)	0.000093
June Cheryl A. Cabal-Revilla	—		—
Ma. Elizabeth S. Sichon	—		—
Victorico P. Vargas	1,470	(4)	0.000680
Leo I. Posadas	10		0.000005

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(2)

Includes 2,780 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee, both under PCD Nominee Corporation and 21,957 shares owned by Hydee Management Corporation. As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(3)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.
(4)	Lodged with the PDTC.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at January 31, 2017, was 575,052, or approximately 0.266159% of PLDT’s outstanding shares of common stock.

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

Audit Committee

Our Audit Committee, or AC, is composed of three members, all of whom are independent directors, and four advisors. The AC members are retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu. The four AC advisors are Mr. Atsuhisa Shirai and Mr. James L. Go, who are non-independent members of our Board of Directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors. All of the members of our AC are financially literate and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

As provided for in the AC charter, the purpose of the AC is to assist our Board of Directors in fulfilling its oversight responsibility for: (i) PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the integrity of PLDT’s financial statements and the independent audit thereof; (ii) PLDT’s compliance with legal and regulatory requirements; and (iii) the performance of the internal audit organization and the external auditors.

To carry its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditors, the AC has the following duties and powers:

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

•	advise the external auditor that it is expected to provide the AC a timely analysis of significant/critical financial reporting issues and practices;

•

obtain assurance from the external auditors that the audit was conducted in a manner consistent with certain procedures to be followed in any audit of financial statements required under applicable rules; and

•	resolve disagreements between management and the external auditor regarding financial reporting.

The AC has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for board approval.

Governance and Nomination Committee

Our governance and nomination committee, or GNC, is composed of five voting members, all of whom are regular members of our Board of Directors and two non-voting members. Three of the voting members are independent directors namely, retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu. Two are non-independent directors namely, Mr. Atsuhisa Shirai and Mr. Manuel V. Pangilinan who is the chairman of this committee. Mr. Menardo G. Jimenez, Jr.(1) and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.

(1)	Until February 6, 2017 when replaced by Chief People and Culture Officer Ma. Elizabeth S. Sichon.

The principal functions and responsibilities of our GNC are to:

1.	Oversee the development and implementation of corporate governance principles and policies;

2.	Review and evaluate the qualifications of the persons nominated to the Board as well as those nominated to other positions requiring appointment by the Board;

3.	Identify persons believed to be qualified to become members of the Board and/or the Board committees;

4.	Assist the Board in making an assessment of the Board’s effectiveness in the process of replacing or appointing new members of the Board and/or Board committees; and

5.	Assist the Board in developing and implementing the Board’s performance evaluation process.

Executive Compensation Committee

Our Executive Compensation Committee, or ECC, is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors, namely, Mr. Atsuhisa Shirai and Mr. Manuel V. Pangilinan, who is chairman of this committee. Mr. Menardo G. Jimenez, Jr.(1) is the non-voting member.

(1)	Until February 6, 2017 when replaced by Chief People and Culture Officer Ma. Elizabeth S. Sichon.

The principal functions and responsibilities of our ECC are to:

1.	Provide guidance to and assist the Board in developing a compensation philosophy or policy consistent with the culture, strategy and control environment of PLDT;

2.	Oversee the development and administration of PLDT’s executive compensation programs, including long term incentive plans and equity based plans for officers and executives; and

3.	Assist the Board in the performance evaluation of and succession planning for officers, including the CEO, and in overseeing the development and implementation of professional development programs for officers.

Technology Strategy Committee

Our technology strategy committee, or TSC, is composed of five voting members and two non-voting members. The five voting members are non-independent directors Mr. Manuel V. Pangilinan, who serves as chairman, Ambassador Albert F. del Rosario, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Atsuhisa Shirai, and the two non-voting members are Mr. Oscar S. Reyes and Mr. Orlando B. Vea who are members of our Advisory Board/Committee.

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

Risk Committee

Our risk committee, or RC, was created by the Board of Directors on June 9, 2015. The RC is composed of five voting members, all of whom are regular members of our Board of Directors. Three of the voting members are independent directors namely, retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Mr. Pedro E. Roxas who is the chairman of this committee. Two are non-independent directors namely, Mr. Atsuhisa Shirai and Mr. James L. Go.

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

Employees and Labor Relations

As at December 31, 2016, we had 18,038 employees within the PLDT Group, with 7,343 and 10,695 employees in our wireless and fixed line businesses, respectively. PLDT had 6,858 employees as at December 31, 2016, of which 18% were rank-and-file employees, 75% were management/supervisory staff and 7% were executives.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2016	2015	2014

PLDT Group	18,038	17,176	17,496
Wireless	7,343	7,505	7,786
Fixed Line	10,695	9,671	9,710
LEC	7,205	7,039	7,405
Others	3,490	2,632	2,305
PLDT Only	6,858	6,705	7,041

PLDT has three employee unions, representing in the aggregate 5,631, or 31% of the employees of the PLDT Group. PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

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

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at January 31, 2017, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders. All shares of PLDT’s voting stock have one vote per share. PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares		Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642	(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263		12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676		10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642	(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487		5.8	—	—	3.5
b. NTT DOCOMO, Inc.	31,330,155	(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	17,308,526	(4)	8.0	—	—	4.7
4. Deutsche Bank AG Manila Branch – Clients A/C	11,760,930	(5)	5.4	—	—	3.2
5. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	17,298,278	(5)	8.0	—	—	4.7
6. BTF Holdings, Inc.(6)	—		—	150,000,000	100	41.0

(1)	Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 American Depositary Receipts, or ADRs, held by a non-Philippine wholly-owned subsidiary of First Pacific.
(2)

Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, a Japanese corporation which is a majority-owned and publicly traded subsidiary of NTT, (b) 8,533,253 ADRs held by NTT DOCOMO and (c) 12,633,487 shares of common stock held by NTT Communications, a Japanese corporation which is a wholly-owned subsidiary of NTT.

(3)	Includes 8,533,253 ADRs held by NTT DOCOMO.
(4)	Includes (a) 17,208,753 shares of common stock beneficially owned by JG Summit Holdings, Inc., (b) 86,723 shares of common stock beneficially owned by Express Holdings, Inc., and (c) 13,050 shares of common stock beneficially owned by Ms. Elizabeth Yu Gokongwei.
(5)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at January 31, 2017.
(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at January 31, 2017, approximately 71.86% of the outstanding voting stock and 84.53% of the outstanding capital stock of PLDT were owned by Philippine persons.

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

Except for the transactions discussed in Item 4. “Information on the Company – Recent Developments” and Note 25 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18 – Financial Statements.”

Legal Proceedings

Except as disclosed in Note 27 – Provisions and Contingencies and Note 10 – Investment in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare – Notice of Transaction filed with the Philippine Competition Commission to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

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

PLDT has no contested local government unit assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2016. However, PLDT is contesting the imposition of business tax in addition to franchise tax on the same gross receipts received or collected.

See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 7. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2016.

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

The public ownership level of PLDT common shares listed on the PSE as at March 31, 2017 is 53.81%.

As at March 31, 2017, 10,260 stockholders were Philippine persons and held approximately 52.46% of PLDT’s common capital stock. In addition, as at March 31, 2017, there were a total of approximately 40 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 271 holders.

For the period from January 1 to March 31, 2017, a total of 8.05 million shares of PLDT’s common capital stock were traded on the PSE. During the same period, the volume of trading was 6.97 million ADSs on the NYSE.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange				New York Stock Exchange
	High		Low		High		Low

2017
First Quarter	Php	1,618.00	Php	1,360.00	US$	31.98	US$	27.60
January		1,618.00		1,360.00		31.98		27.65
February		1,535.00		1,386.00		30.46		27.60
March		1,655.00		1,400.00		32.59		27.71
Second Quarter
April (April 1 to 25)		1,799.00		1,626.00		36.16		31.95

2016
First Quarter		2,360.00		1,675.00		50.48		35.52
Second Quarter		2,150.00		1,621.00		45.88		34.26
Third Quarter		2,170.00		1,666.00		46.13		34.64
Fourth Quarter		1,740.00		1,260.00		36.11		25.50
October		1,740.00		1,511.00		36.11		31.38
November		1,530.00		1,266.00		32.08		26.00
December		1,386.00		1,260.00		28.23		25.50

2015
First Quarter		3,214.00		2,780.00		72.93		60.95
Second Quarter		2,984.00		2,748.00		66.48		61.21
Third Quarter		2,950.00		2,168.00		68.00		45.46
Fourth Quarter		2,430.00		1,959.00		50.86		39.70

2014		3,292.00		2,604.00		79.04		56.88
2013		3,290.00		2,530.00		78.63		58.63
2012		2,940.00		2,290.00		69.44		52.34

Item 10.	Additional Information

Share Capital

Not applicable.

Amended Articles of Incorporation and By-Laws

Summaries of certain provisions of PLDT’s Articles of Incorporation and By-Laws and amendments thereto and applicable Philippine laws as previously disclosed in Item 10 of our annual reports on Form 20-F for the calendar years ended December 31, 2010 and December 31, 2014 filed on March 30, 2011 and March 26, 2015, respectively, are herein incorporated by reference.

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders of PLDT, respectively, approved amendments to our Articles of Incorporation to reflect the change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. and an expansion of the purposes of the Company. On August 30, 2016, the Board of Directors also approved amendments to our By-Laws to reflect the change in the name of the Company. See Note 1 – Corporate Information – Amendments to the Articles of Incorporation of PLDT and – Amendments to the By-Laws of PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a further discussion of the amendments to the Articles of Incorporation and By-Laws.

A copy of each of the Articles of Incorporation and By-Laws, each as amended, is furnished under Item 19. “Exhibits”.

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

On May 30, 2016, PLDT executed the following agreements in connection with the SMC Transactions:

•

Sale and Purchase Agreement, by and among SMC, PLDT, Globe, and VTI, pursuant to which PLDT and Globe agreed to acquire from SMC 100% of the equity interests in VTI and advances made by SMC to VTI for an aggregate consideration of approximately Php52.1 billion, as amended on July 27, 2016 by the First Amendment to the Sale and Purchase Agreement, copies of which are furnished as Exhibits 4(i) and (j).

•

Sale and Purchase Agreement, by and among Grace Patricia W. Vilchez-Custodio, PLDT, Globe, and Brightshare, pursuant to which PLDT and Globe agreed to acquire from Grace Patricia W. Vilchez-Custodio 100% of the equity interests in Brightshare and advances made by Grace Patricia W. Vilchez-Custodio to Brightshare for an aggregate consideration of approximately Php191 million, a copy of which is furnished as Exhibit 4(k).

•

Sale and Purchase Agreement, by and among Schutzengel Telecom, Inc., PLDT, Globe, and Bow Arken, pursuant to which PLDT and Globe agreed to acquire from Schutzengel Telecom, Inc. 100% of the equity interests in Bow Arken and advances made by Schutzengel Telecom, Inc. to Bow Arken for an aggregate consideration of approximately Php576 million, a copy of which is furnished as Exhibit 4(l).

•

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC, pursuant to which it agreed to sell to MPIC 646 million shares of common stock and 458  million shares of preferred stock of Beacon, a copy of which is furnished as Exhibit 4(m).

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2016, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The BIR has prescribed certain procedures, through an administrative issuance, for availment of tax treaty relief. The application for tax treaty relief has to be filed with the BIR by the non- resident shareholder (or a duly authorized representative) prior to the first taxable event, or prior to the first and only time the income tax payor is required to withhold the tax thereon or should have withheld taxes thereon had the transaction been subject to tax. The “first taxable event” has been construed by the BIR as “payment of the dividend.” Failure to file the application for tax treaty relief with the BIR prior to the first taxable event may disqualify the said application. A corporation may withhold taxes at a reduced rate on dividends paid to a non-resident holder of the common shares if such non-resident holder submits to the domestic corporation proof of the filing of the tax treaty relief application with the BIR prior to the payment of dividends. However, the Philippine Supreme Court in Deutsche Bank AG Manila Branch v. CIR, G.R. No. 188550, ruled that the period of application for the availment of tax treaty relief should not operate to divest the taxpayer the entitlement to the tax relief as it would constitute a violation of the duty required by good faith to comply with the treaty. The application for a tax treaty relief to be filed with the BIR operates to confirm the entitlement of the taxpayer to such relief. While the Supreme Court has ruled that the failure to file an application for tax treaty relief shall not disqualify an otherwise eligible taxpayer, in practice, some withholding agents strictly require the income earners (payees) to show an approved tax treaty relief application before availing of lower treaty tax rates to avoid controversy. On June 23, 2016, the BIR issued BIR Revenue Memorandum Order No. 27-2016 (“RMO 27-2016”) which provides that in lieu of filing of a tax treaty relief application, preferential treaty rates for dividends, interests and royalties shall be granted outright by withholding final taxes at the applicable treaty rate. As of the date of this report, the effectivity of RMO 27-2016 has been suspended.

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

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price of gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 5%/10% capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement. As of the date of this report, the MPO required to be complied with by publicly-listed companies is 10% of the publicly-listed companies’ issued and outstanding shares, exclusive of any treasury shares.

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

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. We also monitor the market price risk arising from all financial instruments.

See Note 28 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December  31, 2016 was US$1,571,657.60.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2016. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2016.

Management’s Annual Report on Internal Control Over Financial Reporting. The Management of PLDT Inc. and Subsidiaries (“PLDT Group”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2016.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SyCip Gorres Velayo & Co., or SGV & Co., (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2016. This attestation report is dated April 26, 2017 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2016.

Changes in Internal Control Over Financial Reporting.

In 2016, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that currently none of the members of the AC is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Because our Board of Directors believes that the AC members along with its advisors, possess sufficient financial knowledge and experience, our Board of Directors has not separately appointed an audit committee member who qualifies as an audit committee financial expert. Our Board of Directors has appointed Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors, as AC advisor to render advice on complex financial reporting or accounting issues that may be raised in our AC’s evaluation of our financial statements and other related matters. Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers Worldwide, Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B.	Code of Business Conduct and Ethics

PLDT has adopted a Code of Business Conduct and Ethics, or PLDT’s Code of Ethics, which constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. PLDT’s Code of Ethics applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees.

A copy of the PLDT’s Code of Ethics is posted on our website at http://www.pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf?sfvrsn=4 under the Corporate Governance section. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of PLDT’s Code of Ethics from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2016 and 2015:

	2016	2015
	(in millions)

Audit Fees	Php43	Php42
All Other Fees	23	18

Total	Php66	Php60

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2016 and 2015.

Tax Fees. We did not have any tax fees for the years ended December 31, 2016 and 2015.

All Other Fees. This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2016 and 2015, and other non-audit engagements.

The fees presented above include out-of-pocket expenses incidental to our independent auditors’ work, the amount of which do not exceed 5% of the agreed-upon engagement fees.

Our audit committee pre-approved all audit and non-audit services as these are proposed or endorsed before these services are performed by our independent auditors.

Audit Committee’s Pre-approval Policies and Procedures

AC pre-approval of services rendered by our independent auditor follows:

•

The AC has adopted a policy for pre-approval of audit, audit-related and permitted non-audit services to be rendered by our independent auditor, that should be interpreted in conjunction with the ACs’ policy on auditor independence.

•	The AC does not engage our independent auditor for “prohibited services” at any point during the audit and professional engagement period.

•

To ensure the prompt handling of unexpected matters, the AC may delegate its authority to specifically pre-approve services to one or more of its members. The member(s) to whom such authority is delegated must report any pre-approval decisions to the AC at its next regularly scheduled meeting.

•	The AC is directly responsible for the appointment, setting of compensation, retention, removal and oversight of the work of our independent auditor.

Item 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser

We did not repurchase any of our shares in the year ended December 31, 2016.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE. As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the Philippine SEC Revised Code of Corporate Governance(1) (“Philippine SEC Governance Code”) in respect of its corporate governance practices as well as with the NYSE listing standards applicable to foreign private issuers. PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

(1)

The Philippine SEC Governance Code was in effect from July 15, 2009 until December 31, 2016. Effective January 1, 2017, it was superseded by the Code of Corporate Governance for Publicly-Listed Companies issued by the Philippine SEC. The Code of Corporate Governance for Publicly-Listed Companies adopted the “comply or explain” approach which requires covered companies to either comply with the corporate governance practices recommended therein or to explain the reason for non-compliance in the company’s annual corporate governance report. Philippine SEC MC Nos. 19 and 20, Series of 2016, require publicly-listed companies to submit their annual corporate governance reports based on Philippine SEC Governance Code for year 2016. For 2017 onwards, such reports shall be based on the Code of Corporate Governance for Publicly-Listed Companies.

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

•

Examples where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards include the look back periods for the independence tests and the “material relationship with the listed company” test. The look back period for each of the “past employment” and the “auditor affiliation” tests under PLDT’s corporate governance practices is five years compared to three years under the NYSE listing standards. Furthermore, in respect of material relationships that preclude an independence finding, PLDT’s Manual on Corporate Governance (“PLDT’s CG Manual”) provides that a director who owns more than 2% of the shares of stock of PLDT, or whose relative is a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.

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

•

Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our GNC and our ECC is each normally composed of five voting members, a majority of whom are normally independent directors, which exceeds the requirements under the Philippine SEC Governance Code that one of at least three members of the nominating/corporate governance committee and one of at least three members of the compensation committee must be independent.

The NYSE listing standards require the compensation committee to conduct an independent assessment with respect to any compensation consultant, legal counsel or other adviser that provides advice to the compensation committee. There is no such requirement under the Philippine SEC Governance Code and PLDT’s CG Manual.

•

Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual. All of the members of PLDT’s AC are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests under the Philippine SEC Governance Code differ from those under the NYSE listing standards, as discussed above.

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

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

PLDT Inc.

We have audited PLDT Inc. (formerly Philippine Long Distance Telephone Company) and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as at December 31, 2016 and 2015, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2016, and our report dated April 26, 2017 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
April 26, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

PLDT Inc.

We have audited the accompanying consolidated statements of financial position of PLDT Inc. (formerly Philippine Long Distance Telephone Company) and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2016 and 2015, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group as at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated April 26, 2017 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
April 26, 2017

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2016 and 2015

(in million pesos)

	2016	2015
ASSETS

Noncurrent Assets
Property and equipment (Notes 9 and 22)	203,188	195,782
Investments in associates and joint ventures (Notes 10 and 25)	56,858	48,703
Available-for-sale financial investments (Notes 6, 11 and 28)	12,189	15,711
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	374	952
Investment properties (Notes 6 and 13)	1,890	1,825
Goodwill and intangible assets (Notes 14 and 15)	70,280	72,117
Deferred income tax assets – net (Note 7)	27,348	21,941
Derivative financial assets – net of current portion (Note 28)	499	145
Prepayments – net of current portion (Note 19)	7,056	3,475
Advances and other noncurrent assets – net of current portion (Notes 25 and 28)	9,473	3,003

Total Noncurrent Assets	389,155	363,654

Current Assets
Cash and cash equivalents (Note 16)	38,722	46,455
Short-term investments (Note 28)	2,738	1,429
Trade and other receivables (Note 17)	24,436	24,898
Inventories and supplies (Note 18)	3,744	4,614
Current portion of derivative financial assets (Note 28)	242	26
Current portion of investment in debt securities and other long-term investments (Note 12)	326	51
Current portion of prepayments (Note 19)	7,505	5,798
Current portion of advances and other noncurrent assets (Note 20)	8,251	8,170

Total Current Assets	85,964	91,441

TOTAL ASSETS	475,119	455,095

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,488	130,517
Retained earnings (Note 20)	3,483	6,195
Other comprehensive loss (Note 6)	(20,894)	(18,202)

Total Equity Attributable to Equity Holders of PLDT (Note 28)	108,175	113,608
Noncontrolling interests (Note 6)	362	290

TOTAL EQUITY	108,537	113,898

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2016 and 2015

(in million pesos)

	2016	2015

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 25)	151,759	143,982
Deferred income tax liabilities – net (Note 7)	3,567	3,704
Derivative financial liabilities – net of current portion (Note 28)	2	736
Customers’ deposits (Note 28)	2,431	2,430
Pension and other employee benefits (Note 26)	11,206	10,197
Deferred credits and other noncurrent liabilities (Notes 22 and 28)	15,604	21,482

Total Noncurrent Liabilities	184,569	182,531

Current Liabilities
Accounts payable (Note 23)	52,950	52,679
Accrued expenses and other current liabilities (Note 24)	92,219	84,286
Current portion of interest-bearing financial liabilities (Note 21)	33,273	16,911
Provision for claims and assessments (Note 27)	897	897
Dividends payable (Notes 20 and 28)	1,544	1,461
Current portion of derivative financial liabilities (Note 28)	225	306
Income tax payable (Note 7)	905	2,126

Total Current Liabilities	182,013	158,666

TOTAL LIABILITIES	366,582	341,197

TOTAL EQUITY AND LIABILITIES	475,119	455,095

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2016, 2015 and 2014

(in million pesos, except earnings per common share amounts which are in pesos)

	2016	2015	2014

REVENUES
Service revenues	157,210	162,930	164,943
Non-service revenues (Note 5)	8,052	8,173	5,892

	165,262	171,103	170,835

EXPENSES
Depreciation and amortization (Note 9)	34,455	31,519	31,379
Compensation and employee benefits (Notes 5 and 26)	19,928	21,606	18,749
Cost of sales (Notes 5, 18 and 25)	16,753	16,389	13,512
Repairs and maintenance (Notes 13, 18 and 25)	15,212	15,035	14,988
Asset impairment (Note 5)	11,042	9,690	6,046
Interconnection costs	9,573	10,317	10,420
Professional and other contracted services (Note 25)	9,474	8,234	7,748
Selling and promotions (Note 25)	7,687	9,747	10,619
Rent (Note 25)	6,912	6,376	6,692
Taxes and licenses (Note 27)	3,782	4,592	4,563
Insurance and security services (Note 25)	1,739	1,797	1,884
Communication, training and travel (Note 25)	1,253	1,349	1,552
Amortization of intangible assets (Note 15)	929	1,076	1,149
Cost of content	576	225	—
Other expenses	1,244	1,316	1,156

	140,559	139,268	130,457

	24,703	31,835	40,378

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Note 10)	1,181	3,241	3,841
Interest income (Note 5)	1,046	799	752
Gains (losses) on derivative financial instruments – net (Note 28)	996	420	(101)
Foreign exchange losses – net (Notes 9 and 28)	(2,785)	(3,036)	(382)
Financing costs – net (Note 5)	(7,354)	(6,259)	(5,320)
Other income (expenses) – net (Notes 11 and 13)	4,284	(362)	4,980

	(2,632)	(5,197)	3,770

INCOME BEFORE INCOME TAX	22,071	26,638	44,148
PROVISION FOR INCOME TAX (Note 7)	1,909	4,563	10,058

NET INCOME	20,162	22,075	34,090

ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	20,006	22,065	34,091
Noncontrolling interests (Note 8)	156	10	(1)

	20,162	22,075	34,090

Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	92.33	101.85	157.51
Diluted	92.33	101.85	157.51

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2016, 2015 and 2014

(in million pesos)

	2016	2015	2014
NET INCOME	20,162	22,075	34,090
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net gains (losses) on available-for-sale financial investments:	860	(8,135)	8,144
Impairment recognized in profit or loss (Notes 5 and 11)	5,381	5,124	—
Unrealized gains (losses) from changes in fair value recognized during the year (Note 11)	(4,520)	(13,258)	8,144
Income tax related to fair value adjustments charged directly to equity (Note 7)	(1)	(1)	—
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	151	(14)	34
Foreign currency translation differences of subsidiaries	79	45	(3)
Net transactions on cash flow hedges:	10	31	(74)
Net fair value gains (losses) on cash flow hedges (Note 28)	76	5	(94)
Income tax related to fair value adjustments charged directly to equity (Note 7)	(66)	26	20

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	1,100	(8,073)	8,101

Revaluation increment on investment properties:	17	(1)	364
Fair value adjustment to property and equipment transferred to investment properties during the year (Note 13)	26	—	476
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(2)	(2)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	(7)	1	(110)
Actuarial losses on defined benefit obligations:	(3,571)	(1,598)	(4,874)
Remeasurement in actuarial losses on defined benefit obligations	(5,112)	(2,356)	(6,952)
Income tax related to remeasurement adjustments (Note 7)	1,541	758	2,078
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 10)	—	(235)	(391)

Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(3,554)	(1,834)	(4,901)

Total Other Comprehensive Income (Loss) – Net of Tax	(2,454)	(9,907)	3,200

TOTAL COMPREHENSIVE INCOME	17,708	12,168	37,290

ATTRIBUTABLE TO:
Equity holders of PLDT	17,557	12,148	37,287
Noncontrolling interests	151	20	3

	17,708	12,168	37,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2016, 2015 and 2014

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2016	510	1,093	(6,505)	130,517	6,195	(18,202)	113,608	290	113,898
Total comprehensive income:	—	—	—	—	20,249	(2,692)	17,557	151	17,708
Net income (Note 8)	—	—	—	—	20,006	—	20,006	156	20,162
Other comprehensive income (loss) (Note 6)	—	—	—	—	243	(2,692)	(2,449)	(5)	(2,454)
Cash dividends (Note 20)	—	—	—	—	(22,961)	—	(22,961)	(81)	(23,042)
Acquisition and dilution of noncontrolling interests	—	—	—	(29)	—	—	(29)	2	(27)

Balances as at December 31, 2016	510	1,093	(6,505)	130,488	3,483	(20,894)	108,175	362	108,537

Balances as at January 1, 2015	510	1,093	(6,505)	130,521	17,030	(8,285)	134,364	304	134,668
Total comprehensive income:	—	—	—	—	22,065	(9,917)	12,148	20	12,168
Net income (Note 8)	—	—	—	—	22,065	—	22,065	10	22,075
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	(9,917)	(9,917)	10	(9,907)
Cash dividends (Note 20)	—	—	—	—	(32,900)	—	(32,900)	(21)	(32,921)
Acquisition and dilution of noncontrolling interests	—	—	—	(4)	—	—	(4)	(13)	(17)

Balances as at December 31, 2015	510	1,093	(6,505)	130,517	6,195	(18,202)	113,608	290	113,898

Balances as at January 1, 2014	510	1,093	(6,505)	130,562	22,968	(11,481)	137,147	179	137,326
Total comprehensive income:	—	—	—	—	34,091	3,196	37,287	3	37,290
Net income (Note 8)	—	—	—	—	34,091	—	34,091	(1)	34,090
Other comprehensive income (Note 6)	—	—	—	—	—	3,196	3,196	4	3,200
Cash dividends (Note 20)	—	—	—	—	(40,029)	—	(40,029)	(29)	(40,058)
Issuance of capital stock (Note 20)	—	—	—	—	—	—	—	163	163
Acquisition and dilution of noncontrolling interests	—	—	—	(41)	—	—	(41)	(12)	(53)

Balances as at December 31, 2014	510	1,093	(6,505)	130,521	17,030	(8,285)	134,364	304	134,668

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2015 and 2014

(in million pesos)

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	22,071	26,638	44,148
Adjustments for:
Depreciation and amortization (Note 9)	34,455	31,519	31,379
Asset impairment (Note 5)	11,042	9,690	6,046
Interest on loans and other related items – net (Note 5)	6,956	5,919	4,987
Impairment of investments (Note 11)	5,515	5,166	—
Foreign exchange losses – net (Notes 9 and 28)	2,785	3,036	382
Pension benefit costs (Notes 5 and 26)	1,775	1,888	1,702
Amortization of intangible assets (Note 15)	929	1,076	1,149
Accretion on financial liabilities – net (Note 5)	230	231	165
Losses (gains) on derivative financial instruments – net (Note 28)	(996)	(420)	101
Interest income (Note 5)	(1,046)	(799)	(752)
Equity share in net earnings of associates and joint ventures (Note 10)	(1,181)	(3,241)	(3,841)
Losses (gains) on disposal of property and equipment (Note 9)	(1,360)	298	42
Gain on disposal of investment in joint ventures	(7,365)	(2,838)	(1,448)
Incentive plans (Note 26)	—	—	168
Others	(400)	(1,968)	(950)

Operating income before changes in assets and liabilities	73,410	76,195	83,278
Decrease (increase) in:
Trade and other receivables	(7,060)	(1,863)	(10,547)
Inventories and supplies	(917)	(1,122)	(507)
Prepayments	(5,634)	(617)	(150)
Advances and other noncurrent assets	(99)	147	(117)
Increase (decrease) in:
Accounts payable	1,358	11,242	5,383
Accrued expenses and other current liabilities	755	4,969	6,146
Pension and other employee benefits	(5,863)	(10,642)	(5,586)
Customers’ deposits	1	(8)	(108)
Other noncurrent liabilities	(10)	(13)	4

Net cash flows generated from operations	55,941	78,288	77,796
Income taxes paid	(6,965)	(8,544)	(11,781)

Net cash flows from operating activities	48,976	69,744	66,015

CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received (Note 10)	4,409	5,544	1,855
Interest received	947	939	582
Proceeds from:
Disposal of investments in associates and joint ventures	17,000	—	—
Disposal of available-for-sale financial investments	2,502	—	—
Disposal of property and equipment (Note 9)	1,889	334	253
Maturity of short-term investments	1,557	1,469	110
Redemption of investment in debt securities	559	—	—
Maturity of investment in debt securities	50	292	3,022
Disposal of investment properties (Note 13)	—	8	5
Collection of notes receivable	—	—	25
Disposal of investment	—	—	3
Payments for:
Purchase of investment properties	(6)	—	—
Purchase of investment in debt securities	(20)	—	(1,420)
Purchase of shares of noncontrolling interests – net of cash acquired	(22)	(2)	(63)
Acquisition of intangible assets (Note 15)	(159)	(318)	(330)
Interest paid – capitalized to property and equipment (Note 9)	(566)	(370)	(442)
Purchase of short-term investments	(2,734)	(2,194)	(29)
Purchase of available-for-sale financial investments	(3,500)	(925)	(19,711)
Purchase of investments in associates and joint ventures	(21,524)	(1,274)	(300)
Purchase of subsidiaries – net of cash acquired	—	(151)	(139)
Deposit for future PDRs subscription	—	—	(300)
Additions to property and equipment (Note 9)	(42,259)	(42,805)	(34,317)
Decrease (increase) in advances and other noncurrent assets	(105)	215	(490)

Net cash flows used in investing activities	(41,982)	(39,238)	(51,686)

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2016, 2015 and 2014

(in million pesos)

	2016	2015	2014
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	40,569	44,367	41,329
Issuance of capital stock (Note 20)	5	—	166
Availments of long-term financing for capital expenditures	—	311	—
Payments for:
Debt issuance costs (Note 21)	(185)	(396)	(293)
Derivative financial instruments (Note 28)	(541)	(638)	(596)
Long-term financing for capital expenditures	(6,040)	—	(84)
Interest – net of capitalized portion (Notes 5 and 21)	(6,512)	(5,407)	(4,736)
Long-term debt (Note 21)	(19,650)	(17,084)	(15,726)
Cash dividends (Note 20)	(22,987)	(32,532)	(39,900)
Redemption of shares	—	(1)	(51)
Obligations under finance leases	—	(5)	(6)

Net cash flows used in financing activities	(15,341)	(11,385)	(19,897)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	614	675	322

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,733)	19,796	(5,246)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	46,455	26,659	31,905

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	38,722	46,455	26,659

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2016. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2016. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2016, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2016. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 39.8 million ADSs outstanding as at December 31, 2016.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 were approved and authorized for issuance by the Audit Committee on April 26, 2017, as duly delegated by the Board of Directors on March 23, 2017.

Amendments to the Articles of Incorporation of PLDT

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders of PLDT, respectively, approved the following actions: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; (ii) expansion of the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company; and (iii) corresponding amendments to the First Article and Second Article of the Articles of Incorporation of the Company.

On July 29, 2016, the Amended Articles of Incorporation of the Company containing the aforementioned amendments was approved by the Philippine Securities and Exchange Commission, or Philippine SEC.

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation. On November 14, 2016, the Amended By-Laws of the Company containing the aforementioned amendments was approved by the Philippine SEC.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB. The Parent Company files its separate financial statements with the Philippine SEC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that are measured at fair values.

We changed the presentation of our consolidated income statements for the years ended December 31, 2015 and 2014 to conform with the 2016 presentation and classification. We did not present a consolidated statement of financial position as at the beginning of the earliest comparative period since these certain reclassifications do not have a material impact on our consolidated statements of financial position as at December 31, 2015 and January 1, 2015.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2016 and 2015:

			2016		2015
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Voyager Innovations, Inc., or Voyager	Philippines	Mobile applications and digital platforms developer	—	100.0	—	100.0
eInnovations Holdings Pte. Ltd., or eInnovations(a):	Singapore	Investment company	—	100.0	—	100.0
Takatack Holdings Pte. Ltd., or Takatack Holdings(c)	Singapore	Investment company	—	100.0	—	100.0
Takatack Technologies Pte. Ltd., or Takatack Technologies(d)	Singapore	Development and maintenance of IT-based solutions for communications and e-Commerce platforms	—	100.0	—	100.0
Takatack Malaysia Sdn. Bhd., or Takatack Malaysia(e)	Malaysia	Development, maintenance and support services to enable the digital commerce ecosystem	—	100.0	—	—
iCommerce Investments Pte. Ltd., or iCommerce(b)	Singapore	Investment company	—	100.0	—	100.0
Voyager Fintech Ventures Pte. Ltd., or Fintech Ventures (formerly eInnovations Ventures Pte. Ltd. or eVentures)(f)	Singapore	Investment company	—	100.0	—	100.0

			2016		2015
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Fintqnologies Corporation, or FINTQ(g)	Philippines	Development of financial technology innovations	—	100.0	—	—
Fintq Inventures Insurance Agency Corporation(h)	Philippines	Insurance company	—	100.0	—	—
ePay Investments Pte. Ltd., or ePay(b)	Singapore	Investment company	—	100.0	—	100.0
PayMaya Philippines, Inc. or PayMaya(i)	Philippines	Provide and market certain mobile payment services	—	100.0	—	100.0
PayMaya Operations Philippines, Inc., or PayMaya Ops(j)	Philippines	Market, sell and distribute payment solutions and other related services	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
WiFun, Inc., or WiFun(k)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(l)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(l)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas(m)	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	99.8
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc.(n)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(l)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(l)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)

On February 24, 2015, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore, the national regulator of business entities in Singapore, approved the change in the business name of Smart Hub Pte. Ltd. to eInnovations Holdings Pte. Ltd.

(b)

On February 27, 2015, ePay and iCommerce were incorporated in Singapore to provide digital, internet, information, communication and IT-related activities. Both subsidiaries will serve as the holding companies of other digital investments. ePay and iCommerce are 100% owned by eInnovations, each having an initial capitalization of SGD10 thousand, or Php323 thousand. See Note 10 – Investments in Associates and Joint Ventures – eInnovations’ Investment in ECommerce Pay.

(c)	On October 1, 2015, the ACRA of Singapore approved the change in the business name of Takatack Pte. Ltd. to Takatack Holdings Pte. Ltd.
(d)

On August 6, 2015, Takatack Holdings acquired 100% equity interest in Paywhere Pte. Ltd. On October 1, 2015, the ACRA of Singapore approved the change in the business name of Paywhere Pte. Ltd. to Takatack Technologies Pte. Ltd.

(e)

On April 12, 2016, Takatack Malaysia was incorporated in Malaysia to provide development, maintenance and support services and sales and marketing to enable the entire digital commerce ecosystem in favor of consumers, merchants, service providers and other third parties.

(f)

On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities. On January 12, 2016, the ACRA of Singapore approved the change in business name of eVentures to Voyager Fintech Ventures Pte. Ltd.

(g)

On April 27, 2016, Voyager incorporated its financial technology unit FINTQ to focus on customer-centric, demand-driven and mobile-first financial technology platforms that enable banks and non-banks in offering their respective customer base seamless digital access to loans, savings, insurance, disbursements, payments, anti-fraud and card control services, among others. Its key thrust is to promote inclusive growth and financial inclusion leveraging on digital and mobile technologies in emerging markets.

(h)

On December 19, 2016, Fintq Inventures Insurance Agency Corporation was incorporated in the Philippines to engage in business as an insurance agent for the distribution, marketing and sale of insurance products such as life, non-life, accident and health insurance and pre-need projects and services.

(i)	Effective September 15, 2015, the Philippine SEC approved the amendment of Smart e-Money, Inc.’s name to PayMaya Philippines, Inc.
(j)

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

(k)

On November 25, 2015, Smart acquired the remaining 13% noncontrolling shares of WiFun for a total purchase price of Php10 million, of which Php7 million and Php3 million were paid on November 25, 2015 and February 29, 2016, respectively.

(l)	Ceased commercial operations.
(m)	On June 16, 2015, Talas was incorporated in the Philippines to implement the Intelligent Data Fabric and immediate delivery of Big Data capability platform of the PLDT Group.
(n)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

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

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

See Note 14 – Business Combination for further related disclosures.

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

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at March 24, 2017, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

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

After the buyback program, which ended on June 30, 2015, the number of holders of PCEV common stock decreased to 96.

On December 22, 2015, a year after submission of the petition, PCEV re-filed the notification of suspension of duty to file reports, advising the commission that PCEV will cease filing any reports required under Section 17 of the Philippine SEC Regulation Code beginning January 1, 2016.

Consolidation of Various Digital Businesses of Smart under Voyager

On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager. To facilitate the consolidation of these entities, the following actions were taken: (a) on February 25, 2015, Smart made an additional capital cash infusion to Voyager amounting to Php250 million and converted Php400 million Smart advances to Voyager into additional paid-in capital; (b) on March 4, 2015, Smart sold all of its shares in eInnovations to Voyager for SGD7.6 million, or Php243 million; (c) on March 17, 2015, Smart granted an interest-bearing loan to eInnovations amounting to US$13.5 million, or Php600 million; and (d) on March 26, 2015, Smart sold all of its shares in PayMaya to ePay for Php603 million.

Smart invested additional capital to Voyager amounting to Php3,480 million and Php1,332 million for the years ended December 31, 2016 and 2015, respectively. The additional equity is intended to be used for Voyager’s various investments, as well as capital expenditures and working capital requirements. The total investment of Smart in Voyager amounted to Php5,468 million as at December 31, 2016.

The transactions above have no impact on our consolidated financial statements.

Incorporation of Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 28, 2015, for purposes of incorporation, and the balance of Php187.5 million was paid on May 13, 2016.

Talas is tasked with unifying the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the delivery of the big data capability platform.

Incorporation of PLDT Capital Pte. Ltd., or PLDT Capital

PLDT Capital was incorporated as a wholly-owned subsidiary of PLDT Online Investments Pte. Ltd., or PLDT Online, on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley, USA and around the world.

In 2015, PLDT Capital made the following investments:

•	Investment in Phunware, Inc., or Phunware;

•	Investment in AppCard, Inc., or AppCard; and

•	Investment in Matrixx Software, Inc., or Matrixx

See Note 10 – Investments in Associates and Joint Ventures and Note 11 – Available-for-Sale Financial Investments.

Agreement between PLDT Capital and Gohopscotch, Inc., or Hopscotch

On April 15, 2016, PLDT Capital and Hopscotch entered into an agreement to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia through Gohopscotch Southeast Asia Pte. Ltd., a Singapore company incorporated on March 1, 2016, of which PLDT Capital and Hopscotch own 90% and 10% of the equity interests, respectively. The Hopscotch mobile-platform technology allows for the rapid development of custom mobile applications for sports teams, live events, and brands to create a memorable and monetizable fan experience and also increase mobile advertising revenue. As a vehicle to execute the agreement, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore company, on March 1, 2016.

Transfer of DMPI’s Sun Postpaid Cellular and Broadband Subscription Assets to Smart

On August 1, 2016, the Board of Directors of Smart and DMPI approved the sale/transfer of DMPI’s trademark and subscribers (both individual and corporate) including all of DMPI’s assets, rights and obligations directly or indirectly connected to its postpaid cellular and broadband subscribers. The transfer is in accordance with the integration of the wireless business to simplify business operations, as well as to provide flexibility in offering new bundled/converged products and enhanced customer experience. The transfer was completed on November 1, 2016, after which only its prepaid cellular business remains with DMPI.

Extension of Smart’s Congressional Franchise

On March 27, 1992, Philippine Congress granted the legislative franchise to Smart under Republic Act (R.A.) No. 7294 to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services, and stations throughout the Philippines for public domestic and international telecommunications, and for other purposes. R.A. 7294 became law on April 15, 1992, which was 15 days from date of publication in at least 2 newspapers of general circulation in the Philippines.

On January 16, 2017, the House of Representatives approved House Bill No. 4637, seeking to extend for another 25 years the franchise granted to Smart. The same House Bill was approved on Third Reading by the Senate on March 13, 2017. The bill was signed by the Senate President, and submitted to the Presidential Legislative Liaison Office of the House of Representatives on March 23, 2017. Thereafter, the President could have approved, vetoed, or taken no action on the bill for a period of 30 days, the expiration of which fell on April 22, 2017.

As provided under Article VI, Section 27 of the 1987 Philippine Constitution, “The President shall communicate his veto of any bill to the House where it originated within 30 days after the date of receipt thereof; otherwise, it shall become a law as if he had signed it.” As of the date of this filing, the President has not communicated any approval nor veto of the bill.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the PLDT Group has adopted the following new accounting pronouncements starting January 1, 2016. The adoption of these pronouncements did not have any significant impact on the PLDT Group’s financial position or performance.

•

IFRS 10, Consolidated Financial Statements, IFRS 12, Disclosure of Interests in Other Entities, and International Accounting Standards, or IAS, 28, Investments in Associates and Joint Ventures, Investment Entities: Applying the Consolidation Exception (Amendments)

•	IFRS 11, Joint Arrangements – Accounting for Acquisitions of Interests in Joint Operations (Amendments)

•	IFRS 14, Regulatory Deferral Accounts

•	IAS 1, Presentation of Financial Statements – Disclosure Initiative (Amendments)

•	IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets – Clarification of Acceptable Methods of Depreciation and Amortization (Amendments)

•	IAS 16, Property, Plant and Equipment, and IAS 41, Agriculture – Bearer Plants (Amendments)

•	IAS 27, Separate Financial Statements – Equity Method in Separate Financial Statements (Amendments)

•	Annual Improvements to IFRS (2012-2014 Cycle)

•	IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations – Changes in Methods of Disposal (Amendment)

•	IFRS 7, Financial Instruments: Disclosures – Servicing Contracts (Amendment)

•	IFRS 7, Applicability of the Amendments to IFRS 7 to Condensed Interim Financial Statements (Amendment)

•	IAS 19, Employee Benefits – Discount Rate: Regional Market Issue (Amendment)

•	IAS 34, Interim Financial Reporting – Disclosure of Information ‘Elsewhere in the Interim Financial Report’

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

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Associates.

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

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the IFRS applicable to the particular assets, liabilities and transactions.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in the consolidated statements of financial position based on current or noncurrent classification.

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

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of AGS Malaysia and Takatack Malaysia, is the Malaysian ringgit; and the functional currency of AGS Indonesia is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of IAS 39, Financial Instruments: Recognition and Measurement, are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each reporting date.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income (expenses) – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income (expenses) – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group of financial assets is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

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

Our financial assets at FVPL include certain short-term investments and derivative financial assets as at December 31, 2016 and 2015. See Note 28 – Financial Assets and Liabilities.

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

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, certain short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at December 31, 2016 and 2015. See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

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

Our HTM investments include portions of investment in debt securities and other long-term investments as at December 31, 2016 and 2015. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

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

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains (losses) on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income (expenses) – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2016 and 2015. See Note 28 – Financial Assets and Liabilities.

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

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by IAS 39. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group financial liabilities is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2016 and 2015. See Note 28 – Financial Assets and Liabilities.

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

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities (except for statutory payables), interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2016 and 2015. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

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

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, payment history and status of the account.

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

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

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

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred. Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

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

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

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

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments and certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities. The fair values of investment properties are disclosed in Note 13 – Investment Properties.

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

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart Prepaid, TNT and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Non-recurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

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

Value-Added Services, or VAS

Revenues from VAS include MMS, downloading and streaming of content, applications and other digital services, and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue. Revenue is recognized upon service availment.

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

Multiple-deliverable arrangements

In revenue arrangements, which involve bundled sales of mobile devices, SIM cards/packs and accessories (non-service component) and telecommunication services (service component), the total arrangement consideration is allocated to each component based on their relative fair value to reflect the substance of the transaction. Revenues from the sale of non-service component are recognized when the goods are delivered while revenues from telecommunication services component are recognized when the services are provided to subscribers. When fair value is not directly observable, the total consideration is allocated using residual method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service are performed.

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

Other Long-term Employee Benefits

Our liability arising from the 2012 to 2014 Long-term Incentive Plan, or the 2012 to 2014 LTIP, is determined using the projected unit credit method. Other long-term employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss.

The other long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

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

Effective beginning on or after January 1, 2017

•	Amendments to IFRS 12, Clarification of the Scope of the Standard (Part of Annual Improvements to IFRSs 2014 – 2016 Cycle)

•	Amendments to IAS 7, Statement of Cash Flows, Disclosure Initiative

•	Amendments to IAS 12, Income Taxes, Recognition of Deferred Tax Assets for Unrealized Losses

Effective beginning on or after January 1, 2018

•	Amendments to IFRS 2, Share-based Payment, Classification and Measurement of Share-based Payment Transactions

•	Amendments to IFRS 4, Insurance Contracts, Applying IFRS 9, Financial Instruments, with IFRS 4

•	Amendments to IAS 28, Measuring an Associate or Joint Venture at Fair Value (Part of Annual Improvements to IFRSs 2014 – 2016 Cycle)

•	Amendments to IAS 40, Investment Property, Transfers of Investment Property

•	Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration

•	IFRS 15, Revenue from Contracts with Customers

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

•	IFRS 9, Financial Instruments

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The adoption of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will have no significant impact on the classification and measurement of our financial liabilities. The adoption will also have an effect on our application of hedge accounting and on the amount of credit losses on financial assets. We are currently assessing the impact of adopting this standard.

Effective beginning on or after January 1, 2019

•	IFRS 16, Leases

Under the new standard, lessees will no longer classify their leases as either operating or finance leases in accordance with IAS 17, Leases. Rather, lessees will apply the single-asset model. Under this model, lessees will recognize the assets and related liabilities for most leases on their balance sheets, and subsequently, will depreciate the lease assets and recognize interest on the lease liabilities in their profit or loss. Leases with a term of 12 months or less or for which the underlying asset is of low value are exempted from these requirements.

The accounting by lessors is substantially unchanged as the new standard carries forward the principles of lessor accounting under IAS 17. Lessors, however, will be required to disclose more information in their financial statements, particularly on the risk exposure to residual value.

Entities may early adopt IFRS 16 but not before an entity applies IFRS 15. When adopting IFRS 16, an entity is permitted to use either a full retrospective or a modified retrospective approach, with options to use certain transition reliefs.

We are currently assessing the impact of adopting IFRS 16.

Deferred effectivity

•	Amendments to IFRS 10 and IAS 28, Sale of Contribution of Assets between an Investor and Its Associate or Joint Venture

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

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense amounted to Php6,912 million, Php6,376 million and Php6,692 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total finance lease obligations amounted to nil and Php1 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,647 million and Php12,749 million as at December 31, 2016 and 2015, respectively. See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Accounting for investments in Phunware and AppCard

In 2015, PLDT Capital subscribed to preferred shares of Phunware and AppCard. See Note 10 – Investments in Associates and Joint Ventures. The investments in Phunware and AppCard allow PLDT Capital to designate one director to the five-seat board of each of Phunware and AppCard for as long as PLDT Capital beneficially owns a specified percentage of Phunware or AppCard shares, as applicable.

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

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare. See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures). PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each such Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in IFRS 11 as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Further, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28, Investment in Associates and Joint Ventures. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

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

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket, to Php14,587 million as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in our consolidated income statement an impairment of our investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. We recognized additional impairment loss of Php5,381 million as the fair value of Rocket further declined to Php9,206 million for the six months ended June 30, 2016. We recognized an unrealized gain of Php852 million in the “Net gains (losses) on available-for-sale financial investments” account in our consolidated other comprehensive income for the six months ended December 31, 2016 due to slight recovery of Rocket’s fair value to Php10,058 million as at December 31, 2016. See related discussion on Note 5 – Income and Expenses and Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket.

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

Determining the recoverable amount of property and equipment, investments in associates and joint ventures, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

Total asset impairment on noncurrent assets amounted to Php1,074 million, Php5,788 million and Php3,844 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

The total depreciation and amortization of property and equipment amounted to Php34,455 million, Php31,519 million and Php31,379 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php203,188 million and Php195,782 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

The total amortization of intangible assets with finite lives amounted to Php929 million, Php1,076 million and Php1,149 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total carrying values of intangible assets with finite lives amounted to Php4,396 million and Php5,219 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Business combinations

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position. See Note 14 – Business Combination.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php5,829 million and Php10,759 million as at December 31, 2016 and 2015, respectively. Total consolidated benefit from deferred income tax amounted to Php4,134 million, Php4,710 million and Php1,024 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total consolidated recognized deferred income tax assets amounted to Php27,348 million and Php21,941 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php8,027 million, Php3,391 million and Php2,023 million for the years ended December 31, 2016, 2015 and 2014, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php24,436 million and Php24,898 million as at December 31, 2016 and December 31, 2015, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth, operating margin, capital expenditures, discount rates and terminal growth rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,775 million, Php1,895 million and Php1,702 million for the years ended December 31, 2016, 2015 and 2014, respectively. The prepaid benefit costs amounted to Php261 million and Php306 million as at December 31, 2016 and 2015, respectively. The accrued benefit costs amounted to Php11,206 million and Php10,197 million as at December 31, 2016 and 2015, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,582 million and Php1,437 million as at December 31, 2016 and 2015, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2016 amounted to Php8,120 million and Php160,990 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2015 amounted to Php3,277 million and Php165,572 million, respectively. See Note 28 – Financial Assets and Liabilities.

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

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart and DMPI, a wholly-owned subsidiary of Digitel, our mobile service providers; Voyager and certain subsidiaries, our mobile applications and digital platforms developer and mobile financial services provider; SBI and PDSI, our wireless broadband service providers; ACeS Philippines, our satellite information and messaging services provider; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation through Talas; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combination for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes and depreciation and amortization, or Adjusted EBITDA; Adjusted EBITDA margin; and core income. Net income for the year is measured consistent with net income in our consolidated financial statements.

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

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

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

The segment revenues, net income, and other segment information of our reportable operating segments as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2016
Revenues
External customers	103,447	61,806	9	—	165,262
Service revenues	99,115	58,086	9	—	157,210
Non-service revenues	4,332	3,720	—	—	8,052
Inter-segment transactions	1,467	10,922	11	(12,400)	—
Service revenues	1,467	10,920	11	(12,398)	—
Non-service revenues	—	2	—	(2)	—

Total revenues	104,914	72,728	20	(12,400)	165,262

Results
Depreciation and amortization	18,984	15,471	—	—	34,455
Asset impairment	9,284	1,758	—	—	11,042
Impairment of investments	134	—	5,381	—	5,515
Equity share in net earnings (losses) of associates and joint ventures	(237)	(40)	1,458	—	1,181
Interest income	270	707	306	(237)	1,046
Financing costs – net	2,487	4,917	187	(237)	7,354
Provision for (benefit from) income tax	(1,270)	3,018	161	—	1,909
Net income / Segment profit	9,463	8,134	2,565	—	20,162
Adjusted EBITDA	32,661	26,950	(22)	1,572	61,161
Adjusted EBITDA margin	32%	39%	—	—	39%
Core income	11,402	7,746	8,709	—	27,857

Assets and liabilities
Operating assets	217,964	183,533	22,804	(33,388)	390,913
Investments in associates and joint ventures	1,945	40,874	14,039	—	56,858
Deferred income tax assets – net	13,985	13,363	—	—	27,348

Total assets	233,894	237,770	36,843	(33,388)	475,119

Operating liabilities	161,480	203,777	12,637	(14,879)	363,015
Deferred income tax liabilities – net	2,923	384	260	—	3,567

Total liabilities	164,403	204,161	12,897	(14,879)	366,582

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)

Other segment information
Capital expenditures, including capitalized interest	32,097	10,728	—	—	42,825

December 31, 2015
Revenues
External customers	113,985	57,118	—	—	171,103
Service revenues	109,188	53,742	—	—	162,930
Non-service revenues	4,797	3,376	—	—	8,173
Inter-segment transactions	1,528	11,747	—	(13,275)	—
Service revenues	1,528	11,733	—	(13,261)	—
Non-service revenues	—	14	—	(14)	—

Total revenues	115,513	68,865	—	(13,275)	171,103

Results
Depreciation and amortization	17,218	14,301	—	—	31,519
Asset impairment	8,446	1,244	—		9,690
Impairment of investments	—	42	5,124	—	5,166
Equity share in net earnings (losses) of associates and joint ventures	(81)	38	3,284	—	3,241
Interest income	308	620	99	(228)	799
Financing costs – net	1,799	4,509	179	(228)	6,259
Provision for income tax	2,763	1,656	144	—	4,563
Net income / Segment profit	15,434	6,193	448	—	22,075
Adjusted EBITDA	44,237	24,749	(59)	1,291	70,218
Adjusted EBITDA margin	40%	38%	—	—	43%
Core income	22,512	6,539	6,161	—	35,212

Assets and liabilities
Operating assets	217,317	190,856	18,504	(42,226)	384,451
Investments in associates and joint ventures	2,208	12,922	33,573	—	48,703
Deferred income tax assets – net	8,249	13,692	—	—	21,941

Total assets	227,774	217,470	52,077	(42,226)	455,095

Operating liabilities	171,131	182,085	12,149	(27,872)	337,493
Deferred income tax liabilities – net	3,146	412	146	—	3,704

Total liabilities	174,277	182,497	12,295	(27,872)	341,197

Other segment information
Capital expenditures, including capitalized interest	30,311	12,864	—	—	43,175

December 31, 2014
Revenues
External customers	117,297	53,538	—	—	170,835
Service revenues	113,455	51,488	—	—	164,943
Non-service revenues	3,842	2,050	—	—	5,892
Inter-segment transactions	1,582	12,640	—	(14,222)	—
Service revenues	1,582	12,619	—	(14,201)	—
Non-service revenues	—	21	—	(21)	—

Total revenues	118,879	66,178	—	(14,222)	170,835

Results
Depreciation and amortization	16,375	15,004	—	—	31,379
Asset impairment	5,620	426	—	—	6,046
Equity share in net earnings (losses) of associates and joint ventures	(11)	63	3,789	—	3,841
Interest income	217	350	295	(110)	752
Financing costs – net	1,646	3,724	60	(110)	5,320
Provision for income tax	7,158	2,818	82	—	10,058
Net income / Segment profit	21,895	6,722	5,473	—	34,090
Adjusted EBITDA	50,917	24,555	(56)	1,334	76,750
Adjusted EBITDA margin	44%	38%	—	—	47%
Core income	25,176	6,691	5,543	—	37,410

Assets and liabilities
Operating assets	200,981	199,098	34,791	(57,752)	377,118
Investments in associates and joint ventures	492	11,956	29,598	—	42,046
Deferred income tax assets – net	3,504	13,627	—	—	17,131

Total assets	204,977	224,681	64,389	(57,752)	436,295

Operating liabilities	143,463	169,706	13,867	(29,836)	297,200
Deferred income tax liabilities – net	3,367	1,015	45	—	4,427

Total liabilities	146,830	170,721	13,912	(29,836)	301,627

Other segment information
Capital expenditures, including capitalized interest	23,048	11,711	—	—	34,759

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(in million pesos)
Adjusted EBITDA	61,161	70,218	76,750
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	1,181	3,241	3,841
Interest income	1,046	799	752
Gains (losses) on derivative financial instruments – net	996	420	(101)
Amortization of intangible assets	(929)	(1,076)	(1,149)
Asset impairment	(1,074)	(5,788)	(3,844)
Provision for income tax	(1,909)	(4,563)	(10,058)
Foreign exchange losses – net	(2,785)	(3,036)	(382)
Impairment of investments	(5,515)	(5,166)	—
Financing costs – net	(7,354)	(6,259)	(5,320)
Depreciation and amortization	(34,455)	(31,519)	(31,379)
Other income – net	9,799	4,804	4,980

Total adjustments	(40,999)	(48,143)	(42,660)

Consolidated net income	20,162	22,075	34,090

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(in million pesos)
Consolidated core income	27,857	35,212	37,410
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	1,539	762	208
Net income (loss) attributable to noncontrolling interests	156	10	(1)
Net tax effect of aforementioned adjustments	79	260	778
Core income adjustment on equity share in net losses of associates and joint ventures	(95)	(179)	(79)
Asset impairment	(1,074)	(5,788)	(3,844)
Foreign exchange losses – net	(2,785)	(3,036)	(382)
Impairment of investments	(5,515)	(5,166)	—

Total adjustments	(7,695)	(13,137)	(3,320)

Consolidated net income	20,162	22,075	34,090

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	128.68	128.68	162.70	162.70	172.88	172.88
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	4.98	4.98	2.47	2.47	0.55	0.55
Core income adjustment on equity share in net losses of associates and joint ventures	(0.45)	(0.45)	(0.83)	(0.83)	(0.37)	(0.37)
Foreign exchange losses – net	(10.40)	(10.40)	(11.85)	(11.85)	(1.40)	(1.40)
Asset impairment	(30.48)	(30.48)	(50.64)	(50.64)	(14.15)	(14.15)

Total adjustments	(36.35)	(36.35)	(60.85)	(60.85)	(15.37)	(15.37)

Consolidated EPS attributable to common equity holders of PLDT	92.33	92.33	101.85	101.85	157.51	157.51

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(in million pesos)
Wireless services
Service revenues:
Mobile	95,066	104,175	107,236
Home broadband	2,758	3,016	3,981
Digital platforms and mobile financial services	709	1,048	1,056
MVNO and others	582	949	1,182

	99,115	109,188	113,455
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	4,332	4,797	3,842

Total wireless revenues	103,447	113,985	117,297

Fixed line services
Service revenues:
Voice	25,502	25,799	27,007
Data	31,727	27,170	23,721
Miscellaneous	857	773	760

	58,086	53,742	51,488
Non-service revenues:
Sale of computers, phone units and SIM cards	2,907	2,690	1,522
Point-product-sales	813	686	528

	3,720	3,376	2,050

Total fixed line revenues	61,806	57,118	53,538

Other services	9	—	—

Total revenues	165,262	171,103	170,835

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2016, 2015 and 2014.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	7,239	7,487	5,364
Point-product-sales	813	686	528

Total non-service revenues	8,052	8,173	5,892

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(in million pesos)
Salaries and other employee benefits	17,734	17,947	16,637
Pension benefit costs (Note 26)	1,775	1,895	1,702
Manpower rightsizing program, or MRP	419	1,764	242
Incentive plans (Note 26)	—	—	168

Total compensation and employee benefits	19,928	21,606	18,749

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

Cost of Sales

Cost of sales for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	16,053	15,794	13,055
Cost of point-product-sales	700	579	432
Cost of satellite air time and terminal units (Note 25)	—	16	25

Total cost of sales	16,753	16,389	13,512

Asset Impairment

Asset impairment for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(in million pesos)
Trade and other receivables (Notes 17 and 28)	8,027	3,391	2,023
Inventories and supplies (Note 18)	1,941	511	179
Goodwill and intangible assets (Note 15)	1,038	—	—
Property and equipment (Note 9)	—	5,788	3,844
Others	36	—	—

Total asset impairment	11,042	9,690	6,046

Interest Income

Interest income for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(in million pesos)
Interest income on loans and receivables	980	742	533
Interest income on HTM investments (Note 12)	36	43	211
Interest income on FVPL	30	14	8

Total interest income (Notes 12 and 16)	1,046	799	752

Financing Costs – net

Financing costs – net for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	7,522	6,289	5,429
Accretion on financial liabilities (Notes 21 and 28)	230	231	165
Financing charges	168	109	168
Capitalized interest (Notes 9 and 21)	(566)	(370)	(442)

Total financing costs – net (Notes 9, 21 and 28)	7,354	6,259	5,320

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains (losses) on available-for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2016	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)
Other comprehensive income (loss)	84	860	10	17	(3,571)	151	(2,449)	(5)	(2,454)
Recycled to retained earnings	—	—	—	—	—	(243)	(243)	—	(243)

Balances as at December 31, 2016	608	936	7	619	(23,376)	312	(20,894)	7	(20,887)

Balances as at January 1, 2015	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)
Other comprehensive income (loss)	35	(8,135)	31	(1)	(1,598)	(249)	(9,917)	10	(9,907)

Balances as at December 31, 2015	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)

Balances as at January 1, 2014	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)
Other comprehensive income (loss)	(7)	8,144	(74)	364	(4,874)	(357)	3,196	4	3,200

Balances as at December 31, 2014	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Net deferred income tax assets	27,348	21,941
Net deferred income tax liabilities	3,567	3,704

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Net deferred income tax assets:
Customer list and trademark	8,686	2,654
Unamortized past service pension costs	4,795	4,182
Pension and other employee benefits	3,569	3,142
Accumulated provision for doubtful accounts	2,925	2,921
Provision for other assets	2,798	2,552
Unrealized foreign exchange losses	2,735	2,335
Unearned revenues	1,572	1,730
Accumulated write-down of inventories to net realizable values	624	224
NOLCO	231	1,238
Fixed asset impairment	82	1,219
MCIT	65	—
Derivative financial instruments	(72)	230
Undepreciated capitalized interest charges	(1,167)	(1,378)
Others	505	892

Total deferred income tax assets – net	27,348	21,941

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,597	2,808
Unamortized fair value adjustment on fixed assets from business combination	409	458
Unrealized foreign exchange gains	273	159
Undepreciated capitalized interest charges	8	9
Others	280	270

Total deferred income tax liabilities – net	3,567	3,704

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year	21,941	17,131
Net deferred income tax liabilities – balance at beginning of the year	(3,704)	(4,427)

Net balance at beginning of the year	18,237	12,704
Provision for deferred income tax	4,134	4,710
Movement charged directly to other comprehensive income	1,467	784
Others	(57)	39

Net balance at end of the year	23,781	18,237

Net deferred income tax assets – balance at end of the year	27,348	21,941
Net deferred income tax liabilities – balance at end of the year	(3,567)	(3,704)

The analysis of our consolidated net deferred income tax assets as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	23,664	20,964
Deferred income tax assets to be recovered within 12 months	5,616	3,076

	29,280	24,040

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,308)	(1,341)
Deferred income tax liabilities to be settled within 12 months	(624)	(758)

	(1,932)	(2,099)

Net deferred income tax assets	27,348	21,941

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	—	11
Deferred income tax assets to be recovered within 12 months	—	3

	—	14

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,222)	(3,469)
Deferred income tax liabilities to be settled within 12 months	(345)	(249)

	(3,567)	(3,718)

Net deferred income tax liabilities	(3,567)	(3,704)

Provision for corporate income tax for the years ended December 31, 2016 and 2015 consist of:

	2016	2015	2014
	(in million pesos)
Current	6,043	9,273	11,082
Deferred	(4,134)	(4,710)	(1,024)

	1,909	4,563	10,058

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	6,621	9,529	13,244

Tax effects of:
Nondeductible expenses	3,239	1,171	450
Difference between Optional Standard Deduction, or OSD, and itemized deductions	(20)	(33)	(242)
Income not subject to income tax	(35)	(168)	(417)
Income subject to lower tax rate	(168)	(104)	(110)
Equity share in net earnings of associates and joint ventures	(354)	(972)	(1,152)
Income subject to final tax	(2,879)	(680)	(224)
Net movement in unrecognized deferred income tax assets and other adjustments	(4,495)	(4,180)	(1,491)

Actual provision for corporate income tax	1,909	4,563	10,058

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
NOLCO	7,844	7,194
Provisions for other assets	4,926	5,098
Accumulated provision for doubtful accounts	3,836	5,216
Fixed asset impairment	818	12,338
Asset retirement obligation	656	588
MCIT	260	398
Accumulated write-down of inventories to net realizable values	234	231
Pension and other employee benefits	93	94
Unrealized foreign exchange losses	87	312
Unearned revenues	65	3,417
Derivative financial instruments and others	4	48

	18,823	34,934

Unrecognized deferred income tax assets	5,829	10,759

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php3,573 million and Php9,874 million as at December 31, 2016 and 2015, respectively.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2016 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2014	December 31, 2017	73	310
December 31, 2015	December 31, 2018	93	1,911
December 31, 2016	December 31, 2019	159	6,394

		325	8,615

Consolidated tax benefits		325	2,584
Consolidated unrecognized deferred income tax assets		(260)	(2,353)

Consolidated recognized deferred income tax assets		65	231

The excess MCIT totaling Php325 million as at December 31, 2016 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to nil for the years ended December 31, 2016 and 2015, and Php33 million for the year ended December 31, 2014. The amount of expired portion of excess MCIT amounted to Php232 million, Php91 million and Php61 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOLCO totaling Php8,615 million as at December 31, 2016 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php8,531 million, Php14 million and Php130 million for the years ended December 31, 2016, 2015 and 2014, respectively. The amount of expired portion of excess NOLCO amounted to Php571 million, nil and Php39 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Registration with Philippine Economic Zone Authorities, or PEZA

On June 14, 2012, the PEZA through its Resolution No. 12-312, approved the transfer of all rights, obligations and assets of IPCDSI under its Registration and Supplemental Agreements with the PEZA. The Registration Agreement dated April 24, 2006 provided that IPCDSI’s Information Technology Operations shall be covered by the 5% gross income tax, or GIT, incentive, in lieu of national and local taxes, including additional deductions for training expenses and other incentives. The Supplemental Agreements dated November 13, 2007 and June 29, 2011 provided for the granting of non-pioneer status and tax incentives under R.A. 7916 to expansion project in Rizal Commercial Banking Corporation, or RCBC, Plaza and new project in Bonifacio Technology Center Building. Both projects were subjected to GIT after the expiration of income tax holiday incentive on October 23, 2015.

Consolidated income derived from non-registered activities with Economic Zone and Board of Investments, or BOI, is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to nil, Php55 million and Php40 million for the years ended December 31, 2016, 2015 and 2014, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	20,006	20,006	22,065	22,065	34,091	34,091
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)

Consolidated net income attributable to common equity holders of PLDT	19,947	19,947	22,006	22,006	34,032	34,032

	(in thousands, except per share amounts which are in pesos)

Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056

EPS attributable to common equity holders of PLDT	92.33	92.33	101.85	101.85	157.51	157.51

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

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2016 and 2015 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2014
Cost	182,019	118,149	161,246	26,844	51,017	966	11,830	3,461	50,066	605,598
Accumulated depreciation, impairment and amortization	(127,860)	(98,074)	(116,041)	(16,704)	(43,201)	(966)	(10,507)	(261)	—	(413,614)

Net book value	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984

Year Ended December 31, 2015
Net book value at beginning of the year	54,159	20,075	45,205	10,140	7,816	—	1,323	3,200	50,066	191,984
Additions	2,258	540	10,276	239	2,309	—	519	15	27,076	43,232
Disposals/Retirements	(6)	(96)	(37)	(214)	(227)	—	—	(33)	(23)	(636)
Translation differences charged directly to cumulative translation adjustments	1	4	—	—	2	—	—	—	—	7
Impairment losses recognized during the year (Note 5)	(2,343)	—	(3,358)	—	(87)	—	—	—	—	(5,788)
Reclassifications (Note 13)	(42)	611	121	484	(666)	—	41	(4)	(2,041)	(1,496)
Transfers and others	4,185	2,456	7,773	300	2,358	—	594	2	(17,668)	—
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(9,975)	(4,059)	(11,902)	(1,452)	(3,336)	—	(793)	(2)	—	(31,519)

Net book value at end of the year	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782

As at December 31, 2015
Cost	187,195	112,867	177,118	27,162	53,797	966	12,962	3,441	57,410	632,918
Accumulated depreciation, impairment and amortization	(138,958)	(93,336)	(129,040)	(17,667)	(45,628)	(966)	(11,278)	(263)	—	(437,136)

Net book value	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782

Year Ended December 31, 2016
Net book value at beginning of the year	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782
Additions	3,419	357	19,225	374	3,358	—	674	7	15,668	43,082
Disposals/Retirements	(11)	(8)	(97)	(85)	(251)	—	—	(15)	(69)	(536)
Reclassifications (Note 13)	(2)	285	(196)	33	(594)	—	—	4	(219)	(689)
Transfers and others	6,315	3,189	10,660	332	1,258	—	963	3	(22,720)	—
Translation differences charged directly to cumulative translation adjustments	4	1	—	—	1	—	—	—	—	6
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(9,932)	(4,687)	(13,278)	(1,225)	(4,268)	—	(1,063)	(2)	—	(34,455)

Net book value at end of the year	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188

As at December 31, 2016
Cost	196,652	115,461	202,581	25,914	55,973	966	14,596	3,440	50,070	665,653
Accumulated depreciation, impairment and amortization	(148,622)	(96,793)	(138,189)	(16,992)	(48,300)	(966)	(12,338)	(265)	—	(462,465)

Net book value	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php566 million, Php370 million and Php442 million for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Financing Costs – net. Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,289 million and Php5,553 million as at December 31, 2016 and 2015, respectively. The average interest capitalization rate used was approximately 4% for each of the years ended December 31, 2016, 2015 and 2014.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php111 million, Php144 million and Php71 million for the years ended December 31, 2016, 2015 and 2014, respectively. Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php356 million and Php274 million as at December 31, 2016 and 2015, respectively.

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

Property and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php71 thousand and Php3 million as at December 31, 2016 and 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities

In 2014, SBI and PDSI recognized impairment losses equivalent to the net book values of our Canopy and Wimax equipment. Canopy and Wimax technologies have become less preferable as telecommunications operators shift to Long-Term Evolution, or LTE, which offers improved speed and more compatibility with 2G and 3G technologies. Total impairment losses recognized for the year ended December 31, 2014 amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

Also in 2014, PLDT implemented a fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT recognized an impairment provision equivalent to the net book value of certain transmission facilities replaced by the program amounting to Php227 million for the year ended December 31, 2014.

In December 2015, DMPI recognized an impairment loss of Php5,789 million pertaining to network assets affected by the convergence program of Smart and DMPI. Network assets impaired in 2015 consist mainly of core and transport equipment in Metro Manila and Cebu, which were not included in the initial program as management’s original strategy was to minimize the risk of service disruption for Sun subscribers in critical and high traffic areas. We decided to change the strategy for network convergence, that is, to fully integrate the networks of Smart and DMPI, as management believes that the converged network will be resilient enough to address any risk of service disruption in the critical and high traffic areas. Moreover, the converged network will allow optimization of network resources that will result in improved customer experience for both Sun and Smart subscribers.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10.	Investments in Associates and Joint Ventures

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	12,647	12,749
Asia Outsourcing Beta Limited, or Beta	855	654
AF Payments, Inc., or AFPI, (formerly Automated Fare Collection System, Inc.)(*)	407	533
Phunware	384	384
Digitel Crossing, Inc., or DCI	238	173
Appcard	234	231
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—

	14,765	14,724

Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	26,962	—
Beacon Electric Asset Holdings, Inc., or Beacon	13,593	32,304
Philippines Internet Holding S.à.r.l., or PHIH	1,538	1,595
ECommerce Pay Holding S.à.r.l., or ECommerce Pay	—	80

	42,093	33,979

Total carrying value of investments in associates and joint ventures	56,858	48,703

(*)	On February 26, 2015, AFPI through its Board of Directors and stockholders amended its corporate name to AF Payments, Inc.

Changes in the cost of investments for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Balance at beginning of the year	41,150	37,724
Additions during the year	27,993	3,413
Disposals	(11,692)	—
Translation and other adjustments	14	13

Balance at end of the year	57,465	41,150

Changes in the accumulated impairment losses for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Balance at beginning of the year	1,888	1,884
Translation and other adjustments	4	4

Balance at end of the year	1,892	1,888

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Balance at beginning of the year	9,441	6,206
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	4,962	2,838
Equity share in net earnings (losses) of associates and joint ventures:	1,181	3,241
Beacon	2,089	3,205
Beta	396	79
DCI	62	114
ECommerce Pay	(52)	—
PHIH	(58)	—
MediaQuest PDRs	(102)	(76)
AFPI	(127)	(81)
VTI	(1,027)	—
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(91)	(249)
Dividends	(4,389)	(2,544)
Disposals	(9,617)	—
Translation and other adjustments	(202)	(51)

Balance at end of the year	1,285	9,441

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

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

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

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

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

The carrying value of investment in MediaQuest PDRs amounted to Php12,647 million and Php12,749 million as at December 31, 2016 and 2015, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in MediaQuest through PDRs.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multi-media content to its customers across the PLDT Group’s broadband and mobile networks.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On October 1, 2014, Asia Outsourcing Gamma Limited, or AOGL,’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

On July 22, 2016, AOGL entered into Sale and Purchase Agreement, or SPA, with Relia, Inc., one of the largest BPO companies in Japan, relating to the sale of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for an enterprise value of US$181 million. The transaction was completed on September 30, 2016. PGIC received a cash distribution of US$11.2 million from Beta out of redemption of preferred shares it owns and buyback of portion of ordinary shares it held. The economic interest of PGIC in Beta remained at 18.32% as at December 31, 2016.

The carrying value of investment in common shares in Beta amounted to Php855 million and Php654 million as at December 31, 2016 and 2015, respectively. The carrying value of PGIC’s investment in Beta’s preferred shares amounting to nil and Php265 million were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at December 31, 2016 and 2015, respectively.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority. The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines. The AFCS consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bidded for the AFCS project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest. Smart settled Php25 million and Php275 million in January and May 2014, respectively.

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

On November 17, 2015, the Board of Directors of AFPI approved the increase in authorized capital stock from Php2,550 million shares to Php5,000 million shares with par value of Php1.00 per share. AFPI subsequently issued a total of 612.5 million shares with par value of Php1.00 per share to all of its existing shareholders in proportion to their current shareholdings. Smart subscribed to an additional capital of Php122.5 million representing its proportionate share in the capital increase. On the same date, the Board of Directors likewise approved an additional cash call on unpaid subscription of Php650 million for AFPI’s planned expenditure. Smart contributed an additional Php130 million representing its 20% share.

The carrying value of Smart’s investment in AFPI amounted to Php407 million, including subscription payable of Php36 million as at December 31, 2016 and Php533 million, including subscription payable of Php166 million as at December 31, 2015. Smart has significant influence over AFPI given its 20% voting interest and its Board representation.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation. Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. By pioneering the multiscreen as a service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor location-based marketing and advertising to content management, notifications and analytics, indoor mapping, navigation and wayfinding.

The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015. On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million. On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

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

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at March 24, 2017, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements. This investment is not classified as noncurrent asset-held-for-sale as the transfer is assessed as not highly probable because certain aspects of the sale such as pricing are still subject for approval by both DTPI and PNPI management.

Investment of PLDT Capital in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million Convertible Series B Preferred Stock was paid on October 9, 2015.

Investment of ACeS Philippines in AIL

As at December 31, 2016, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

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

Unrecognized share in net losses and translation adjustment of AIL amounted to Php173 million for the year ended December 31, 2016, while unrecognized share in net income amounted to Php70 million and Php361 million for the years ended December 31, 2015 and 2014, respectively. Share in net cumulative losses amounting to Php2,228 million and Php2,075 million as at December 31, 2016 and 2015, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized financial information of associates

The table below presents the summarized financial information of Satventures as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	21,295	21,523
Current assets	2,296	1,863
Noncurrent liabilities	4,645	4,674
Current liabilities	4,620	4,042

Equity	14,326	14,670

Carrying amount of interest in Satventures	9,169	9,389

Additional Information:
Cash and cash equivalents	374	392
Current financial liabilities*	393	518
Noncurrent financial liabilities*	2,357	2,224

*	Excluding trade, other payables and provisions.

	2016	2015	2014
	(in million pesos)
Income Statements:
Revenues	5,925	5,211	3,898
Depreciation and amortization	1,217	1,332	931
Interest income	2	2	2
Interest expense	259	207	209
Provision for (benefit from) income tax	(46)	(534)	42
Net income (loss)	(344)	(290)	83
Other comprehensive income	—	—	—
Total comprehensive income (loss)	(344)	(290)	83

Equity share in net earnings (losses) of Satventures	(220)	(186)	53

The table below presents the summarized financial information of Hastings as at December 31, 2016 and 2015, and for the year ended December 31, 2016 and for the seven months ended December 31, 2015:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	6,891	6,848
Current assets	2,251	2,323
Noncurrent liabilities	506	695
Current liabilities	1,748	1,816

Equity	4,969	4,800

Carrying amount of interest in Hastings	3,478	3,360

Additional Information:
Cash and cash equivalents	1,128	1,061
Current financial liabilities*	500	500
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	For the Year Ended December 31, 2016	For the Seven Months Ended December 31, 2015
	(in million pesos)
Income Statements:
Revenues	2,394	1,580
Depreciation and amortization	153	89
Interest income	18	10
Interest expense	19	11
Provision for income tax	70	69
Net income	169	157
Other comprehensive income	—	—
Total comprehensive income	169	157

Equity share in net earnings of Hastings	118	110

The following tables present the summarized financial information of our individually immaterial investments in associates as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,905	1,843
Current assets	584	1,453
Equity	2,063	1,411
Noncurrent liabilities	278	1,247
Current liabilities	148	638

	2016	2015	2014
	(in million pesos)
Income Statements:
Revenues	1,960	2,059	4,707
Net income	526	81	646
Other comprehensive income	—	—	—
Total comprehensive income	526	81	646

Dividends from our associates amounted to nil for the years ended December 31, 2016, 2015 and 2014.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2016 and 2015.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest. On the same date, PLDT and Globe executed: (i) an SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively. We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

Consideration for the acquisitions is Php52.8 billion, representing the purchase price for the equity interests in the three companies and assigned advances of previous owners to VTI, Bow Arken and Brightshare. This consideration will be paid in three tranches: 50% was paid upon signing of the SPAs on May 30, 2016, 25% was paid on December 1, 2016 and the final 25% is payable on May 30, 2017, subject to the fulfillment of certain conditions. The second and final payments are secured by irrevocable standby letters of credit. The SPA also provided that PLDT and Globe, through VTI, Bow Arken and Brightshare, assumed liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and the previous owners based on the results of confirmatory due diligence procedures jointly performed by PLDT and Globe after May 30, 2016. Pending the completion of the due diligence procedures, as at December 31, 2016, PLDT and Globe have advanced about Php2.6 billion to cover the working capital requirements of the acquired companies. Discussion on the result of the due diligence procedures is ongoing as at March 24, 2017. See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

Provisional Accounting of Acquisition

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition. As at May 30, 2016, the fair value of the intangible assets, significantly spectrum, amounting to Php38,398 million and our share on goodwill of Php16,496 million has been determined on a provisional basis as the final results of independent valuation have not been received by the date the financial statement was authorized for issue. Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred liability, and the related amortization will be retrospectively adjusted accordingly when the valuation is finalized.

The table below presents the summarized financial information of VTI as at December 31, 2016 and for the seven months ended December 31, 2016:

2016
(in million pesos)
Statements of Financial Position:
Noncurrent assets	76,127
Current assets	3,126
Noncurrent liabilities	13,003
Current liabilities	12,327

Equity	53,923

Carrying amount of interest in VTI	26,962

Additional Information:
Cash and cash equivalents	2,182
Current financial liabilities*	—
Noncurrent financial liabilities*	—

*	Excluding trade, other payables and provisions.

For the Seven Months Ended December 31, 2016
(in million pesos)
Income Statements:
Revenues	1,189
Depreciation and amortization	842
Interest income	18
Interest expense	2
Provision for income tax	158
Net loss	(2,055)
Other comprehensive income	—
Total comprehensive loss	(2,055)

Equity share in net losses of VTI	(1,027)

Notice of Transaction filed with the Philippine Competition Commission, or PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. The Circulars provide that, upon receipt by the PCC of the notices required thereby, the applicable transaction shall be deemed approved.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA and should be deemed approved and not subject to retroactive review by the PCC. Moreover, the parties believe they have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to PCC, among others, copies of the SPAs for the Commission’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the SMC Transactions and performing any act which challenges or assails the “deemed approved” status of the transaction. On July 19, 2016, the 12th Division of the CA issued a Resolution directing the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction). On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA 12th Division issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the subject acquisition based on its Letters dated June 7, 2016 and June 17, 2016 during the effectivity hereof and until further orders are issued by the Court. On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution dated August 2016. In a Resolution promulgated on October 19, 2016, the CA’s 12th Division: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. Thereafter, with or without their respective memorandum, the instant cases are submitted for decision. On November 11, 2016, PLDT filed its Memorandum in compliance with the CA Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit. The Court denied PLDT’s Motion to Cite the PCC in indirect contempt for being premature. In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its PSOC and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the subjudice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed a Petition before the Supreme Court to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC transactions. The Petition remains pending resolution with the CA.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB has been granted by the PSE effective November 21, 2016.

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

Transfer of Meralco Shares to Beacon

In addition to the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150.00 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same time. The transfers of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

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

Sale Transactions to MPIC

(1) Sale of PCEV’s Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred shares to MPIC for total cash consideration of Php3,563 million. The sale was completed on June 29, 2012. Since Beacon preferred shares were sold to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

(2) Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	% of Meralco Shareholdings Sold	Price Per Share	Total Price	Deferred Gain Realized(1)
	(in millions)			(in millions)	(in millions)
June 24, 2014	56.35	5%	Php235.00	Php13,243	Php1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

On June 24, 2014, MPIC settled portion of the consideration amounting to Php3,000 million and the balance amounting to Php10,243 million was paid on February 27, 2015.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans. MPIC paid Beacon the balance of Php8,487 million on July 29, 2016.

(3) Sale of PCEV’s Beacon Shares to MPIC

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC to sell its 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing approximately 25% equity interest in Beacon to MPIC for a total consideration of Php26,200 million. MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the agreement and the balance of Php9,200 million will be paid in annual installments until June 2020. Consequently, PCEV realized a portion of the deferred gain amounting to Php4,962 million. After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25%, while MPIC’s interest increased to 75%. MPIC agreed that for as long as: (i) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (ii) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

PCEV’s effective interest in Meralco, through Beacon, was reduced to 8.74% from 17.48%, while MPIC’s effective interest in Meralco, through its direct ownership in Meralco shares and through Beacon, increased to 41.22% as at December 31, 2016 from 32.48% as at December 31, 2015. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96% as at December 31, 2016 and 2015.

Beacon owns 394 million Meralco common shares, representing approximately 34.96% effective ownership in Meralco with a carrying value of Php84,815 million and market value of Php104,426 million based on quoted price of Php265 per share as at December 31, 2016.

The carrying value of PCEV’s investment in Beacon as at December 31, 2016 amounted to Php13,593 million, net of deferred gain of Php4,962 million, while the carrying value as at December 31, 2015 amounted to Php32,304 million, net of deferred gain of Php9,924 million.

PCEV’s Additional Investment in Beacon Class “B” Preferred Shares

On May 30, 2016, the Board of Directors of Beacon approved the increase in authorized capital stock of Beacon from 5,000 million to 6,000 million divided into 3,000 million common shares with a par value of Php1.00 per share, 2,000 million Class “A” preferred shares with a par value of Php1.00 per share and 1,000 million new Class “B” preferred shares with a par value of Php1.00 per share.

On the same date, PCEV subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million. MPIC likewise subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million.

The amount raised from the subscription was used to fund the subscription to shares of common stock of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen.

On August 10, 2016, the Philippine SEC approved the increase in Beacon’s authorized capital and issuance of the new class of preferred shares.

Class “B” preferred shares of Beacon are non-voting, not convertible to common shares or any shares of Beacon of any class and have no pre-emptive rights to subscribe to any share or convertible debt, securities or warrants issued or sold by Beacon. The Class “B” preferred shares are entitled to liquidation preference over the common shares of Beacon and, upon the declaration of Beacon’s Board of Directors, yearly cumulative dividends at the rate of 6% of the issue value before any dividends can be paid to holders of common shares of Beacon subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment will not violate any dividend restrictions imposed by Beacon’s bank creditors.

On September 9, 2016, the Board of Directors of Beacon approved the redemption of 198 million Class “B” preferred shares held by PCEV at an aggregate redemption price equal to the aggregate issue price of Php2,500 million. On the same date, Beacon also declared cash dividends on the said preferred shares amounting to Php21 million. The redemption price and cash dividend were paid on September 30, 2016. PCEV accounts for its subscription in Beacon’s Class “B” preferred shares as available-for-sale investments.

Beacon’s Acquisition of Global Power

On May 27, 2016, Beacon, through a wholly-owned subsidiary, Beacon Powergen, entered into a Share Purchase Agreement with GT Capital Holdings, Inc., to acquire an aggregate 56% of the issued share capital of Global Power for a total consideration of Php22,058 million. Beacon Powergen settled Php11,029 million upon closing and the balance via a vendor financing facility, which was replaced with a long-term bank debt in August 2016.

Global Power is the leading power supplier in Visayas region and Mindoro Island. In 2016, Global Power increased its combined gross maximum capacity to 854 megawatts, or MW, through a 150MW expansion project that is currently undergoing final acceptance. In Luzon, Global Power has 670MW expansion project that is still in the process of Engineering, Procurement and Construction selection.

Beacon Powergen’s investment in Global Power has a carrying value of Php21,902 million as at December 31, 2016.

Beacon’s Dividend Declaration

A summary of Beacon’s dividend declarations are shown below:

Date of Declaration	Date of Payment	Holders	Amount	Share of PCEV
			(in millions)
March 31, 2016	July 29, 2016	Class “A” Preferred	Php945	Php473
June 30, 2016	July 29, 2016	Class “A” Preferred	1,485	743
July 14, 2016	July 29, 2016	Common	6,056	3,028
August 12, 2016	August 30, 2016	Common	289	144
September 9, 2016	September 30, 2016	Class “B” Preferred	21	21

Total dividends declared as at December 31, 2016			Php8,796	Php4,409

February 26, 2015	February 27, 2015	Common	Php4,277	Php2,139
March 30, 2015	April 24, 2015	Class “A” Preferred	810	405

Total dividends declared as at December 31, 2015			Php5,087	Php2,544

PCEV’s share in the cash dividends for Class “A” preferred shares and common shares was deducted from the carrying value of the investment in joint venture, while PCEV’s share in the cash dividends for Class “B” preferred shares was recognized as dividend income.

The table below presents the summarized financial information of Beacon as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	97,308	87,831
Current assets	3,118	10,874
Equity	88,470	85,325
Noncurrent liabilities	10,664	12,149
Current liabilities	1,292	1,231

Additional Information:
Cash and cash equivalents	3,107	2,270
Current financial liabilities*	1,195	1,084
Noncurrent financial liabilities*	9,981	11,176

*	Excluding trade, other payables and provisions.

	2016	2015	2014
		(in million pesos)
Income Statements:
Revenues – equity share in net earnings	7,017	6,899	8,202
Interest income	223	455	205
Interest expense	915	1,723	2,315
Net income	6,318	6,539	6,439
Other comprehensive income (loss)	1,140	(497)	18
Total comprehensive income	7,458	6,042	6,457

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at December 31, 2016 and 2015:

	2016	2015
	(in million pesos)
Beacon’s equity	88,470	85,325
Outstanding Class “B” preferred shares and dividends paid on Class “B”	(4,462)	—

Beacon’s equity (excluding outstanding Class “B” preferred shares)	84,008	85,325
PCEV’s ownership interest	25%	50%

Share in net assets of Beacon	21,002	42,663
Purchase price allocation adjustments	(158)	(88)
Dividends in arrears	(1,957)	—
Deferred gain on transfer of Meralco shares	(4,962)	(9,924)
Others	(332)	(347)

Carrying amount of interest in Beacon	13,593	32,304

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket entered into a JVA to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines. PLDT, through iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, are shareholders in PHIH.

PHIH focuses on creating and developing online businesses in the Philippines, leveraging local market and business model insights, facilitating commercial, strategic and investment partnerships, enabling local recruiting and sourcing, and accelerating the rollout of online startups.

PLDT, through iCommerce, acquired a 33.33% equity interest in PHIH. iCommerce has the option to increase its equity interest to 50%. iCommerce became a shareholder of PHIH on October 14, 2015 and paid approximately €7.4 million on October 27, 2015. As at December 31, 2016, the carrying value of the investment in PHIH amounted to €29.6 million, or Php1,538 million, including subscription payable of €22.6 million, or Php1,176 million, and capitalized professional fees and other start-up costs for the investment in PHIH amounted to Php32 million.

eInnovations’ Investment in ECommerce Pay

On January 6, 2015, PLDT, through eInnovations, entered into a JVA with Rocket, pursuant to which the two parties agreed to form ECommerce Pay Holding S.à.r.l., or ECommerce Pay, of which each partner holds a 50% equity interest. ECommerce Pay is a global joint venture company for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of ECommerce Pay and invested €1.2 million in ECommerce Pay on August 11, 2015.

On February 3, 2016, eInnovations further contributed its subsidiary ePay, including the platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the JVA. Rocket contributed, among other things, its equity in Paymill Holding GmbH and Payleven Holding GmbH, which operated via its subsidiaries, payment platforms for high growth, small-and-medium sized e-commerce businesses.

Consequently, in February 2016, the ownership of ePay and its subsidiaries, or the ePay Group, was transferred from eInnovations to ECommerce Pay and hence Ecommerce’s effective interest in ePay went down to 50%. Pending completion of the other expected contributions from Rocket, ePay Group continued to be a subsidiary of PLDT.

Rocket and PLDT via eInnovations agreed to end the joint venture with control and all rights in ePay to be returned to eInnovations via a retransfer of the shares in ePay. In return, eInnovations gave up its 50% ownership and all claims in connection with ECommerce Pay. On July 29, 2016, eInnovations exited ECommerce Pay and the whole ownership of ePay, including the platforms and business operations of its mobile-first platform, PayMaya, was returned to eInnovations.

PLDT and Rocket have decided to unwind the joint venture to better focus on their respective areas of operation and current priorities. Both continue to explore areas of possible future collaboration.

Summarized financial information of other individually immaterial joint ventures

The table below presents the summarized financial information of our individually immaterial investments in joint ventures as at and for the years ended December 31, 2016 and 2015:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	—	157
Current assets	378	380
Equity	377	528
Noncurrent liabilities	—	—
Current liabilities	1	9

Income Statements:
Revenues	—	—
Net income (loss)	(164)	9
Other comprehensive income	—	—
Total comprehensive income (loss)	(164)	9

Our aggregate share in the revenues, expenses, other expenses – net, net loss, other comprehensive income, and total comprehensive loss of our other investments in joint ventures for the years ended December 31, 2016, 2015 and 2014 are considered immaterial in relation to our consolidated financial statements.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2016 and 2015.

11.	Available-for-Sale Financial Investments

Investment of PLDT Online in iFlix

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

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iFlix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group. PLDT Online’s shares account for approximately 7.6% of the total equity stock of iFlix.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation. Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology. Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and was entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016. PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

Investment of PLDT Online in Rocket

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

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” Our ownership stake in Rocket after the IPO was reduced to 6.6%. In February 2015, due to additional issuances of shares by Rocket, our ownership percentage in Rocket was further reduced to 6.1%, and remained as such as at December 31, 2016 and 2015. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of the cost of investment amounted to Php134 million.

Further details on investment in Rocket are as follows:

	2016	2015	2014
Total market value as at beginning of the year (in million pesos)	14,587	27,855	19,711
Closing price per share at year-end (in Euros)	19.13	28.24	51.39
Total market value as at year-end (in million Euros)	193	285	519
Total market value as at end of the year (in million pesos) (Note 6)	10,058	14,587	27,855
Recognized in other comprehensive income (loss) (in million pesos)	852	(8,144)	8,144
Recognized in profit or loss (in million pesos) (Note 5)	(5,381)	(5,124)	—
Net gains (losses) from changes in fair value recognized during the year (in million pesos)	(4,529)	(13,268)	8,144

Based on our judgment, the decline in fair value of our investment in Rocket to Php14,587 million as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in our consolidated income statement an impairment of our investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. We recognized additional impairment loss of Php5,381 million as the fair value of Rocket further declined to Php9,206 million for the six months ended June 30, 2016. We recognized an unrealized gain of Php852 million in the “Net gains (losses) on available-for-sale financial investments” account in our consolidated other comprehensive income for the six months ended December 31, 2016 due to slight recovery of Rocket’s fair value to Php10,058 million as at December 31, 2016. In the first quarter of 2017, we recognized additional impairment on Rocket amounting to Php540 million as the fair value of Rocket went down to Php8,666 million as at March 31, 2017 compared to Php9,206 million as at June 30, 2016. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange. RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

As at April 25, 2017, closing price of Rocket is €16.57 per share resulting to total market value of PLDT’s stake in Rocket of €167 million, or Php10,624 million.

12.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposits	348	330
PSALM Bonds	202	207
GT Capital Bond	150	150
Beta’s preferred shares (Note 10)	—	265
National Power Corporation, or NAPOCOR, Bond	—	51

	700	1,003
Less current portion (Note 28)	326	51

Noncurrent portion (Note 28)	374	952

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$188 thousand, or Php8.9 million, US$187 thousand, or Php8.6 million, and US$187 thousand, or Php8 million, for the years ended December 31, 2016, 2015 and 2014, respectively. The carrying value of this investment amounted to Php248 million and Php236 million as at December 31, 2016 and 2015, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$66 thousand, or Php3.1 million, for the year ended December 31, 2016 and US$66 thousand, or Php3 million, for each of the years ended December 31, 2015 and 2014. The carrying value of this investment amounted to Php99.5 million and Php94 million as at December 31, 2016 and 2015, respectively.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php7.3 million, Php7.2 million and Php7 million for the years ended December 31, 2016, 2015 and 2014, respectively. The carrying value of this investment amounted to Php202 million and Php207 million as at December 31, 2016 and 2015, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million with yield-to-maturity at 3.25% gross, which matured on April 22, 2015. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php827 thousand and Php2.6 million for the years ended December 31, 2015 and 2014, respectively.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million with yield-to-maturity at 3.00% gross, which matured on April 22, 2015. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php289 thousand and Php1.6 million for the years ended December 31, 2015 and 2014, respectively.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million for each of the years ended December 31, 2016, 2015 and 2014. The carrying value of this investment amounted to Php150 million each as at December 31, 2016 and 2015.

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates and Joint Ventures – Investment of PGIC in Beta for a detailed discussion of our investment in Beta.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million with yield-to-maturity at 4.22% gross, which matured on December 19, 2016. The bond had a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment was a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php1.8 million for each of the years ended December 31, 2016 and 2015, and Php1 million for the year ended December 31, 2014.

Home Development Mutual Fund, or HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million with yield-to-maturity at 2.75% gross, which matured on March 12, 2015. The bond had a gross coupon rate of 6.25% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment was a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php468 thousand and Php1 million for the years ended December 31, 2015 and 2014, respectively.

Philippine Retail Treasury Bond, or Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32 million with yield-to-maturity at 2.38% gross, which matured on August 19, 2015. The bond had a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php303 thousand and Php684 thousand for the years ended December 31, 2015 and 2014, respectively.

13.	Investment Properties

Changes in investment properties account for the years ended December 31, 2016 and 2015 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2016
Balance at beginning of the year	1,496	9	320	1,825
Transfers from property and equipment	65	—	1	66
Additions	6	—	—	6
Net losses from fair value adjustments charged to profit or loss	—	(1)	(6)	(7)

Balance at end of the year	1,567	8	315	1,890

December 31, 2015
Balance at beginning of the year	1,479	10	327	1,816
Net gains (losses) from fair value adjustments charged to profit or loss	18	(1)	(7)	10
Disposals	(6)	—	—	(6)
Transfers from property and equipment	5	—	—	5

Balance at end of the year	1,496	9	320	1,825

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php23 million, Php29 million and Php53 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.	Business Combination

2015 Acquisition

Takatack Holdings’ Acquisition of Takatack Technologies

On August 6, 2015, Voyager, through Takatack Holdings acquired a 100% equity interest in Takatack Technologies for a total cash consideration of US$5 million, or Php228 million, of which US$3 million, or Php137 million, was paid in August 2015 and US$2 million, or Php91 million, is payable in 12 quarterly installments, subject to satisfaction of certain conditions. Total payments made to the founders for the remaining balance amounted to US$0.7 million, or Php31 million, and US$0.2 million, or Php8 million, for the years ended December 31, 2016 and 2015, respectively. The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms-enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based company behind the online store, TackThis!, a cloud-based e-commerce platform operating on software as a service model that enables companies to easily set-up and showcase their businesses on various online platforms.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition. The corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Values		Fair Values Recognized on Acquisition
	In S.G. Dollar	In Php(1)	In S.G. Dollar	In Php(1)
	(in millions)
Assets:
Property and equipment (Note 9)	—	0.3	—	0.3
Intangibles	—	—	0.8	25.9
Cash and cash equivalents	0.1	2.7	0.1	2.7
Trade receivables	0.1	5.1	0.1	5.1
Prepayments and other current assets	—	0.1	—	0.1

	0.2	8.2	1.0	34.1

Liabilities:
Accounts payable and other liabilities	0.1	4.6	0.1	4.6
Deferred income tax liability	—	—	0.1	4.4

	0.1	4.6	0.2	9.0

Total identifiable net assets acquired	0.1	3.6	0.8	25.1
Goodwill from the acquisition (Note 15)			5.9	195.5

Purchase consideration transferred			6.7	220.6

Cash paid			4.1	137.3
Accounts payable – others			2.5	83.3

			6.6	220.6

Cash flow from investing activity:
Cash paid			4.1	137.3
Cash acquired			(0.1)	(2.7)

			4.0	134.6

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php33.08 to SGD1.00.

The transactions resulted in a Php196 million goodwill pertaining to the projected global rollout of the e-commerce business. See Note 15 – Goodwill and Intangible Assets – Impairment of Goodwill.

Our consolidated revenues would have increased by Php2 million and net income would have decreased by Php5 million for the year ended December 31, 2015 had the acquisition of Takatack Technologies actually taken place on January 1, 2015.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2016 and 2015 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life					Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Franchise	Customer List	Spectrum	Licenses	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2016
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,189	11,215	15,720	63,092	78,812
Additions	—	—	—	—	—	175	175	175	—	175
Business combination (Note (14)	—	—	—	—	—	—	—	—	(34)	(34)
Translation and other adjustments	—	—	—	—	—	15	15	15	—	15

Balance at end of the year	4,505	3,016	4,726	1,205	1,079	1,379	11,405	15,910	63,058	78,968

Accumulated amortization and impairment:
Balance at beginning of the year	—	775	2,258	911	924	1,128	5,996	5,996	699	6,695
Amortization during the year	—	186	511	80	113	39	929	929	—	929
Impairment during the year (Note 5)	—	—	—	—	—	58	58	58	980	1,038
Translation and other adjustments	—	—	—	—	—	26	26	26	—	26

Balance at end of the year	—	961	2,769	991	1,037	1,251	7,009	7,009	1,679	8,688

Net balance at end of the year	4,505	2,055	1,957	214	42	128	4,396	8,901	61,379	70,280

Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	11	2 – 4	3	6	5 – 10	—	—	—	—

December 31, 2015
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	972	1,177	11,096	15,601	62,863	78,464
Business combination (Note 14)	—	—	—	—	—	—	—	—	229	229
Additions	—	—	—	—	107	15	122	122	—	122
Translation and other adjustments	—	—	—	—	—	(3)	(3)	(3)	—	(3)

Balance at end of the year	4,505	3,016	4,726	1,205	1,079	1,189	11,215	15,720	63,092	78,812

Accumulated amortization and impairment:
Balance at beginning of the year	—	589	1,748	830	645	1,111	4,923	4,923	699	5,622
Amortization during the year	—	186	510	81	279	20	1,076	1,076	—	1,076
Translation and other adjustments	—	—	—	—	—	(3)	(3)	(3)	—	(3)

Balance at end of the year	—	775	2,258	911	924	1,128	5,996	5,996	699	6,695

Net balance at end of the year	4,505	2,241	2,468	294	155	61	5,219	9,724	62,393	72,117

Estimated useful lives (in years)	—	16	9	15	2 – 18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	12	5	4	1 – 7	2 – 4	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2016 and 2015 are as follows:

	2016
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Franchise	2,055	—	2,055
Customer list	1,957	—	1,957
Spectrum	214	—	214
Licenses	42	—	42
Others	128	—	128

Total intangible assets	8,901	—	8,901
Goodwill	56,571	4,808	61,379

Total goodwill and intangible assets	65,472	4,808	70,280

	2015
	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505
Customer list	2,468	—	2,468
Franchise	2,241	—	2,241
Spectrum	294	—	294
Licenses	155	—	155
Others	61	—	61

Total intangible assets	9,724	—	9,724
Goodwill	57,585	4,808	62,393

Total goodwill and intangible assets	67,309	4,808	72,117

Intangible Assets

Intangible asset with indefinite life as at December 31, 2016 and 2015 pertains to the “Sun Cellular” trademark of DMPI, which was acquired in connection with PLDT’s acquisition of Digitel in 2011. PLDT intends to continue using the “Sun Cellular” brand to a specific market segment. As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

Smart’s licensing agreements with various music companies, which grant Smart a right to sell the digital products of the music companies (including through downloading and streaming), were capitalized as intangible assets and amortized accordingly.

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

PayMaya and Voyager continuously improve their existing products and services through regular technological developments and upgrades to their platforms. Accumulated costs related to such activities are capitalized as intangible assets.

The consolidated future amortization of intangible assets with finite life as at December 31, 2016 is as follows:

Year	(in million pesos)
2017	817
2018	817
2019	788
2020	644
2021 and onwards	5,835

8,901

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2016, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of Takatack Technologies in 2015, PLDT’s additional investment in PG1 in 2014, Smart’s acquisition of WiFun in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, Smart’s acquisition of CURE and SBI’s acquisition in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of PLDT’s, Smart’s and Voyager’s goodwill and intangible assets was applied to the Fixed Line, Wireless and Voyager asset groups, respectively, which represent the lowest level within our business at which we monitor goodwill.

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

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are considered the lowest CGUs for impairment test of goodwill until 2014.

In 2015, subsequent to the decision of Management to consolidate the various digital businesses under Voyager and assign a separate management from wireless business, the Voyager unit has been considered as a CGU separate from the Wireless unit. As a result, goodwill amounting to Php980 million was allocated to Voyager CGU. See Note 2 – Consolidation of Various Digital Businesses of Smart under Voyager.

The Wireless, Fixed Line and Voyager units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line, Wireless and Voyager operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Voyager unit is still within the wireless operating segment for purposes of segment reporting and monitoring.

The recoverable amount of the Wireless, Fixed Line and Voyager CGUs had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The pre-tax discount rates applied to cash flow projections are 10.1%, 9.6% and 15.0% for the Wireless, Fixed Line and Voyager CGUs, respectively. Cash flows beyond the projection period are determined using a 3.0% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry, while for the Voyager CGU, a 5.0% growth rate was used. Other key assumptions used in the cash flow projections include revenue growth, operating margin and capital expenditures.

Based on the assessment of the value in use of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized as at December 31, 2016 and 2015 in relation to goodwill.

With regards to the assessment of value in use for Wireless and Fixed Line CGUs, management believes that no reasonable possible changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

In December 2016, based on the assessment of the Voyager CGU’s recoverable amount compared with the carrying amount of the Voyager CGU’s net assets, we have recognized total impairment loss amounting to Php980 million representing the entire amount of goodwill allocated to Voyager CGU. See Note 5 – Income and Expenses and Note 14 – Business Combination.

16.	Cash and Cash Equivalents

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Cash on hand and in banks (Note 28)	6,384	7,352
Temporary cash investments (Note 28)	32,338	39,103

	38,722	46,455

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

Interest income earned from cash in banks and temporary cash investments amounted to Php582 million, Php579 million and Php476 million for the years ended December 31, 2016, 2015 and 2014, respectively.

17.	Trade and Other Receivables

As at December 31, 2016 and 2015, this account consists of receivables from:

	2016	2015
	(in million pesos)
Retail subscribers (Note 28)	20,290	19,750
Corporate subscribers (Notes 25 and 28)	9,333	9,263
Foreign administrations (Note 28)	5,819	5,514
Domestic carriers (Notes 25 and 28)	354	540
Dealers, agents and others (Notes 25 and 28)	7,428	5,752

	43,224	40,819
Less allowance for doubtful accounts (Notes 5 and 28)	18,788	15,921

	24,436	24,898

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

Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2016
Balance at beginning of the year	15,921	9,540	4,451	315	86	1,529
Provisions (reversals) and other adjustments	5,305	4,843	(71)	359	60	114
Write-offs	(2,438)	(1,795)	(553)	(46)	(12)	(32)

Balance at end of the year	18,788	12,588	3,827	628	134	1,611

Individual impairment	14,970	9,789	3,711	87	113	1,270
Collective impairment	3,818	2,799	116	541	21	341

	18,788	12,588	3,827	628	134	1,611

Gross amount of receivables individually impaired, before deducting any impairment allowance	14,970	9,789	3,711	87	113	1,270

December 31, 2015
Balance at beginning of the year	15,571	8,133	4,326	548	93	2,471
Provisions (reversals) and other adjustments	3,043	2,920	297	(233)	4	55
Write-offs	(2,693)	(2,505)	(172)	—	(11)	(5)
Reclassifications	—	992	—	—	—	(992)

Balance at end of the year	15,921	9,540	4,451	315	86	1,529

Individual impairment	8,593	2,677	4,121	306	86	1,403
Collective impairment	7,328	6,863	330	9	—	126

	15,921	9,540	4,451	315	86	1,529

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,593	2,677	4,121	306	86	1,403

18.	Inventories and Supplies

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,828	3,253
At cost	4,584	3,721
Spare parts and supplies:
At net realizable value	576	539
At cost	948	835
Others:
At net realizable value	340	822
At cost	829	975

Total inventories and supplies at the lower of cost or net realizable value	3,744	4,614

The cost of inventories and supplies recognized as expense for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
		(in million pesos)
Cost of sales	15,965	15,525	13,077
Write-down of inventories and supplies (Note 5)	1,941	511	179
Repairs and maintenance	596	643	575

	18,502	16,679	13,831

Changes in the allowance for inventory obsolescence for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Balance at beginning of the year	917	913
Provisions (Note 5)	1,941	511
Write-off and others	(241)	(507)

Balance at end of the year	2,617	917

19.	Prepayments

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Prepaid taxes (Note 7)	11,311	5,949
Prepaid fees and licenses	1,194	856
Prepaid selling and promotions (Note 25)	494	881
Prepaid rent	433	468
Prepaid benefit costs (Note 26)	261	306
Prepaid repairs and maintenance	232	126
Prepaid insurance (Note 25)	105	145
Other prepayments (Note 25)	531	542

	14,561	9,273
Less current portion of prepayments	7,505	5,798

Noncurrent portion of prepayments	7,056	3,475

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The changes in PLDT’s capital account are the redemption of 370 shares of Series II 10% Cumulative Convertible Preferred Stock and the issuance of 870 shares or Php8,700 of Series JJ 10% Cumulative Convertible Preferred Stock for the years ended December 31, 2016 and 2015, respectively.

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

The Series II, JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2016. See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all shall shares were redeemed and retired effective August 30, 2012. In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to FF Shares. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to GG Shares. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2007. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016. In accordance with the terms and conditions of Series II Shares, the holders of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2008. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026. After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series AA to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

Total amounts of Php23 million, Php15 million and Php30 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2016, 2015 and 2014, respectively. The balances of the Trust Account of Php7,883 million and Php7,906 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at December 31, 2016 and 2015, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388.00 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2016 and 2015.

Dividends Declared

Our dividends declared for the years ended December 31, 2016, 2015 and 2014 are detailed as follows:

December 31, 2016

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series II (Final Dividends)	April 12, 2016	February 10, 2016	May 11, 2016	0.0027/day	—
Series JJ	May 3, 2016	June 2, 2016	June 30, 2016	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	—	12
	May 3, 2016	May 24, 2016	June 15, 2016	—	12
	August 2, 2016	August 18, 2016	September 15, 2016	—	12
	November 14, 2016	November 28, 2016	December 15, 2016	—	12

					48

Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	—	3
	June 14, 2016	June 30, 2016	July 15, 2016	—	3
	August 30, 2016	September 20, 2016	October 15, 2016	—	2
	December 6, 2016	December 20, 2016	January 15, 2017	—	3

					11

Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00	12,315
	August 2, 2016	August 16, 2016	September 1, 2016	49.00	10,587

					22,902

Charged to retained earnings					22,961

*	Dividends were declared based on total amount paid up.

December 31, 2015

	Date				Amount
Class	Approved	Record	Payable		Per Share	Total
					(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series II	May 5, 2015	May 19, 2015	May 30, 2015		1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2015	February 26, 2015	March 15, 2015		—	12
	May 5, 2015	May 26, 2015	June 15, 2015		—	12
	August 4, 2015	August 20, 2015	September 15, 2015		—	13
	November 3, 2015	November 20, 2015	December 15, 2015		—	12

						49

Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015		—	2
	June 9, 2015	June 26, 2015	July 15, 2015		—	3
	August 25, 2015	September 15, 2015	October 15, 2015		—	2
	December 1, 2015	December 18, 2015	January 15, 2016		—	3

						10

Common Stock
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015		61.00	13,179
	August 4, 2015	August 27, 2015	September 25, 2015	**	65.00	14,044
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015		26.00	5,618

						32,841

Charged to retained earnings						32,900

*	Dividends were declared based on total amount paid up.
**	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

December 31, 2014

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (Final Dividends)	April 1, 2014	February 14, 2014	May 16, 2014	0.0027/day	—
Series II	April 1, 2014	April 30, 2014	May 30, 2014	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2014	February 27, 2014	March 15, 2014	—	12
	May 6, 2014	May 27, 2014	June 15, 2014	—	12
	August 5, 2014	August 20, 2014	September 15, 2014	—	13
	November 4, 2014	November 20, 2014	December 15, 2014	—	12

					49

Voting Preferred Stock	March 4, 2014	March 20, 2014	April 15, 2014	—	3
	June 10, 2014	June 27, 2014	July 15, 2014	—	3
	September 30, 2014	October 15, 2014	October 15, 2014	—	2
	December 2, 2014	December 19, 2014	January 15, 2015	—	2

					10

Common Stock
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
	August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667

					39,970

Charged to retained earnings					40,029

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2016 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	—	12

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	2

Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,050

Charge to retained earnings					6,064

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2016:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2015	6,195
Effect of IAS 27 Adjustments and other adjustments	11,188

Parent Company’s unappropriated retained earnings at beginning of the year	17,383
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(523)
Fair value adjustments of investment property resulting to gain	(862)
Fair value adjustments (mark-to-market gains)	(2,260)

Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2015	13,738

Parent Company’s net income attributable to equity holders of PLDT for the year	29,841
Less: Fair value adjustment of investment property resulting to gain	(11)
Fair value adjustments (mark-to-market gains)	(662)

29,168

Less: Cash dividends declared during the year
Preferred stock (Note 8)	(59)
Common stock	(22,902)

Charged to retained earnings	(22,961)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2016	19,945

As at December 31, 2016, our consolidated unappropriated retained earnings amounted to Php3,483 million while the Parent Company’s unappropriated retained earnings amounted to Php24,261 million. The difference of Php20,778 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

Php2,610 Million and Php1,590 Million Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes under two Notes Facility Agreements dated March 3, 2017 and March 6, 2017, respectively. Proceeds from the issuance of these notes are intended to finance capital expenditures. The notes have no fixed redemption date and Smart may, at its sole option, redeem the notes in whole but not in part. In accordance with IAS 32, the notes are classified as part of equity in the financial statements of Smart. The notes are subordinated to and rank junior to all senior loans of Smart.

21.	Interest-bearing Financial Liabilities

As at December 31, 2016 and 2015, this account consists of the following:

	2016	2015
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	151,759	143,982

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	33,273	16,910
Obligations under finance leases maturing within one year (Note 28)	—	1

	185,032	160,893

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php631 million and Php676 million as at December 31, 2016 and 2015, respectively. See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2016 and 2015.

	2016	2015
	(in million pesos)
Unamortized debt discount at beginning of the year	676	511
Additions during the year	185	396
Accretion during the year included as part of Financing costs – net (Note 5)	(230)	(231)

Unamortized debt discount at end of the year (Note 28)	631	676

Long-term Debt

As at December 31, 2016 and 2015, long-term debt consists of:

Description	Interest Rates	2016				2015
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% in 2016 and 1.4100% to 1.9000% and US$LIBOR + 0.3000% to 0.3500% in 2015	US$	31	Php	1,533	US$	62	Php	2,911
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 1.0000% to 1.8000% in 2016 and US$ LIBOR + 0.5500% to 1.8000% in 2015		—		—		53		2,484
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2016 and 2015		—		—		32		1,528

			31		1,533		147		6,923

Fixed Rate Notes	8.3500% in 2016 and 2015		228		11,362		228		10,733
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.8500% to 1.1125% in 2016 and 2015		5		276		36		1,722
Others	2.8850% and US$ LIBOR + 0.7900% to 1.6000% in 2016 and US$ LIBOR + 0.7900% to 1.9000% in 2015		905		45,021		1,024		48,242

		US$	1,169	Php	58,192	US$	1,435	Php	67,620

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2016 and 2015			Php	21,105			Php	21,320
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2016 and 2015				14,902				14,883
Term Loans:
Unsecured Term Loans	3.9000% to 5.6400%; BSP overnight rate - 0.3500% to BSP overnight rate and PDST-R2 + 1.00% in 2016 and 4.4850% to 5.7895% BSP overnight rate - 0.3500% to BSP overnight rate in 2015				90,833				57,069

					126,840				93,272

Total long-term debt (Note 28)					185,032				160,892
Less portion maturing within one year (Note 28)					33,273				16,910

Noncurrent portion of long-term debt (Note 28)				Php	151,759			Php	143,982

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2016 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2017	496	24,672	8,802	33,474
2018	258	12,874	1,908	14,782
2019	110	5,472	14,341	19,813
2020	210	10,469	8,509	18,978
2021	45	2,259	19,649	21,908
2022 and onwards	56	2,756	73,952	76,708

(Note 28)	1,175	58,502	127,161	185,663

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at December 31, 2016 and 2015:

			Terms					Cancelled			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on
											2016						2015
					(in millions)						(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$18.7M(1)	April 4, 2006	Nordea Bank AB (publ), or Nordea Bank	18 equal semi-annual	April 30, 2015	Various dates in 2006-2007	US$	18.7	US$	—	April 30, 2015	US$	—		Php	—		US$	—		Php	—
DMPI
US$59.2M(2)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 31, 2017	Various dates in 2008-2009		59.1		0.1	March 31, 2017		3			168			10			477
DMPI
US$51.2M(3)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009		51.1		0.1	March 31, 2017		3			146			9			415
Smart
US$49M(4) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B: US$1M	June 10, 2011	Nordea Bank, subsequently assigned to SEK on July 5, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013		49.0		—	—		5	(*)		233	(*)		14	(*)		674	(*)

											US$	11		Php	547		US$	33		Php	1,566

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.
(2)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
(3)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
(4)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms					Cancelled			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on
											2016						2015
					(in millions)						(in millions)
Smart
US$45.6M(4) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	US$	45.6	US$	—	—	US$	20	(*)	Php	986	(*)	US$	29	(*)	Php	1,345	(*)

												20			986			29			1,345

											US$	31		Php	1,533		US$	62		Php	2,911

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(4)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms					Cancelled
Loan	Date of Loan			Final		Drawn		Undrawn			Outstanding Amounts
Amount	Agreement	Lender(s)	Installments	Installment	Dates Drawn	Amount		Amount		Paid in full on	2016				2015
					(in millions)						(in millions)
Sinosure
DMPI
US$21M(1)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in 2008	US$	20.8	US$	0.2	May 22, 2015	US$	—	Php	—	US$	—	Php	—
DMPI
US$12.1M(2)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in 2008		12.1		—	May 22, 2015		—		—		—		—
DMPI
US$23.8M(3)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009		23.8		—	March 1, 2016		—		—		3		160
DMPI
US$5.5M(4)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009		5.5		—	March 1, 2016		—		—		1		37
DMPI
US$4.9M(5)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009		4.9		—	March 1, 2016		—		—		1		33
DMPI
US$50M(6)	December 16, 2009	China Citic Bank Corporation Ltd., subsequently assigned to ING Bank on December 9, 2011	14 equal semi-annual	December 17, 2017	Various dates in 2010		48.0		2.0	June 16, 2016		—		—		14		639
DMPI
US$117M(7)	September 15, 2010	China Development Bank and The Hong Kong and Shanghai Banking Corporation Limited	15 equal semi-annual	April 10, 2018	Various dates in 2011		116.3		1.0	April 11, 2016		—		—		34		1,615

												—		—		53		2,484

EKN and SEK, the Export Credit Agency of Sweden

DMPI
US$96.6M(8)	April 28, 2009	Nordea Bank and ING Bank	17 equal semi-annual	Tranche 1: February 28, 2018; Tranche 2: November 30, 2018	Various dates in 2009-2011	US$	96.6	US$	—	Tranche 1: August 30, 2016; Tranche 2: May 30, 2016	US$	—	Php	—	US$	32	Php	1,528

(1)	The purpose of this loan is to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project.
(2)	The purpose of this loan is to finance the equipment for the Phase 6 NCR Expansion Project.
(3)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Core Expansion Project.
(4)	The purpose of this loan is to finance the equipment and service contracts for the supply of 3G network in NCR.
(5)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project.
(6)

The purpose of this loan is to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects.

(7)

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

(8)	The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

			Terms					Cancelled			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installment	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on
											2016			2015
					(in millions)						(in millions)
Finnvera, Plc, the Finnish Export Credit Agency
Smart
US$50M(1)	October 9, 2009	FEC	10 equal semi-annual	April 7, 2015	April 7, 2010	US$	50.0	US$	—	April 7, 2015	US$	—	Php—	US$	—	Php—

(1)	The purpose of this loan is to finance the GSM equipment and services contracts.

Loan Amount	Issuance Date	Trustee	Terms		Repurchase			Paid in full on	Outstanding Amounts
			Installments	Maturity	Date	Amount			2016						2015
						(in millions)			(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non-amortizing	March 6, 2017	Various dates in 2008-2014	US$	71.6	March 6, 2017	US$	228	(*)	Php	11,362	(*)	US$	228	(*)	Php	10,733	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	This fixed rate note has a coupon rate of 8.350%. The purpose of this note is to finance service improvements and expansion programs.

			Terms					Cancelled			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on
											2016						2015
					(in millions)						(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$60M(1)	June 6, 2011	The Bank of Tokyo- Mitsubishi UFJ, Ltd., or Bank of Tokyo	8 equal semi- annual, commencing on the 18th month from signing date	June 6, 2016	Various dates in 2012	US$	60	US$	—	June 6, 2016	US$	—		Php	—		US$	7		Php	353
Smart
US$50M(2)	August 19, 2011	FEC	10 equal semi-annual, commencing 6 months after August 19, 2012	August 19, 2016	Various dates in 2012		50		—	August 19, 2016		—			—			12	(*)		588	(*)
Smart
US$50M(1)	May 29, 2012	Bank of Tokyo	9 equal semi- annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012		50		—	—		5	(*)		276	(*)		17	(*)		781	(*)

											US$	5		Php	276		US$	36		Php	1,722

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.
(2)	The purpose of this loan is to finance the supply contracts for the modernization and expansion project.

							Cancelled
Loan	Date of Loan				Drawn		Undrawn		Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount		Amount		full on	2016				2015
					(in millions)					(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with the Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	US$	150	US$	—	March 7, 2017	US$	17	Php	830	US$	50	Php	2,356
PLDT
US$25M	March 16, 2012	Citibank, N.A.	17 equal quarterly- installments, commencing 12 months from the initial drawdown date, with final installment on May 30, 2017	May 29, 2012		25		—	May 29, 2015		—		—		—		—

										US$	17	Php	830	US$	50	Php	2,356

(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

							Cancelled
Loan	Date of Loan				Drawn		Undrawn		Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount		Amount		full on	2016						2015
					(in millions)					(in millions)
PLDT
US$300M	January 16, 2013	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013	US$	300	US$	—	—	US$	100		Php	4,977		US$	167		Php	7,853
Smart
US$35M	January 28, 2013	China Banking Corporation	10 equal semi-annual, with final installment on January 29, 2018	May 7, 2013		35		—	January 30, 2017		10			522			18			825
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014		32		18	—		11	(*)		531	(*)		18	(*)		833	(*)
Smart
US$80M	May 31, 2013	China Banking Corporation	10 equal semi-annual, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013		80		—	—		24			1,194			40			1,885
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation with Sumitomo as Facility Agent	8 equal semi-annual, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013		120		—	—		45	(*)		2,226	(*)		74	(*)		3,501	(*)
Smart
US$100M			9 equal semi-annual, commencing 12 months after drawdown date, with final installment on	Various dates in 2014		90		—	—		55	(*)		2,744	(*)		77	(*)		3,625	(*)
	March 7, 2014	Bank of Tokyo	March 7, 2019	March 2, 2015		10
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014		50		—	—		28	(*)		1,372	(*)		38	(*)		1,813	(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014		100		—	—		98			4,877			99			4,665
PLDT
US$50M	August 29, 2014	Metropolitan Bank and Trust Company, or Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014		50		—	—		49			2,451			50			2,344
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	Bank of Tokyo	Commencing 36 months after loan date, with semi- annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015		200		—	—		198	(*)		9,879	(*)		198	(*)		9,320	(*)

										US$	618		Php	30,773		US$	779		Php	36,664

Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Cancelled Undrawn Amount		Paid in full on	Outstanding Amounts
										2016						2015
					(in millions)					(in millions)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	US$	200	US$	—	—	US$	154	(*)	Php	7,663	(*)	US$	197	(*)	Php	9,299	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016		100		—	—		91	(*)		4,521	(*)		(2	)(1)		(77	)(1)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016		25		—	—		25	(*)		1,234	(*)		—			—
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017		25		—	—		—			—			—			—

											270			13,418			195			9,222

										US$	905		Php	45,021		US$	1,024		Php	48,242

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	Amounts pertain to debt issuance cost.

	Date of Loan			Date of Issuance/	Prepayments			Outstanding Amounts
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Amount		Date	2016			2015
					(in millions)			(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	Php	1,376	July 19, 2013	Php	3,930	(*)	Php	3,966	(*)
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012		1,188	July 29, 2013		288			291
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012		2,055	June 21, 2013		6,475			6,543
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012		—	—		5,952			6,014
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022

								Php	16,645		Php	16,814

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Loan Amount	Date of Loan Agreement	Facility Agent	Installments	Date of Issuance/ Drawdown	Prepayments		Outstanding Amounts
					Amount	Date	2016		2015
					(in millions)		(in millions)
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	Php—	—	Php1,335		Php1,349
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	—	—	1,973		1,993
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	—	—	1,152		1,164

							4,460		4,506

							Php21,105		Php21,320

Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	Php—	—	Php14,902	(*)	Php14,883	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)

This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.225% and 5.2813%, respectively. The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Loan	Date of Loan				Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	2016	2015
				(in millions)				(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	Php2,000	Php—	—	Php2,000	Php2,000
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	—	January 18, 2017	2,880	2,910

								Php4,880	Php4,910

(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

Loan	Date of Loan				Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	2016		2015
				(in millions)				(in millions)
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	Php2,000	Php—	—	Php1,920		Php1,940
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	—	February 22, 2017	960		970
DMPI
Php1,500M	June 27, 2012	BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc.	Annual amortization rate of 1% of the principal amount with the balance payable upon maturity on June 29, 2019	Various dates in 2012	1,500	—	July 1, 2015	—		—
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	—	200		200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% of the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	—	970		980
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000		1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	—	2,880		2,910
PLDT
Php2,000M	November 13, 2013	BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,940		1,960
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for the six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	2,093	(*)	2,391	(*)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	—	2,901	(*)	2,929	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,931	(*)	2,959
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	490		495
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,960		1,980

								Php20,245		Php20,714

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

Loan	Date of Loan				Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	2016		2015
				(in millions)				(in millions)
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	Php1,500	Php—	—	Php1,500		Php1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	490		495
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	980		990
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,470		1,485
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,980		2,000
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,970		3,000
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,950		5,000
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,928	(*)	4,975	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,927	(*)	5,000
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,927	(*)	5,000
Smart
Php7,000M	December 18, 2015	China Banking Corporation	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	6,973	(*)	1,000
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	—		—

								Php37,095		Php31,445

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Loan	Date of Loan				Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	2016		2015
				(in millions)				(in millions)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	Php3,000	Php—	—	Php—		Php—
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,971	(*)	—
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first year after the initial drawdown date until the ninth year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	—		—
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,483	(*)	—
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,985		—
Smart
Php5,400M	September 28, 2016	UBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,374		—
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,300		—
Smart
Php2,500M	October 27, 2016	China Banking Corporation	Annual amortization rate of 10% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,500		—
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from the first year up to the ninth year and balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	—		—
Smart
Php1,000M	December 16, 2016	Philippine National Bank, or PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and balance payable upon maturity	—	—	—	—	—		—
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and balance payable upon maturity	—	—	—	—	—		—
Smart
Pph1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance & balance payable upon maturity	—	—	—	—	—		—
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	—		—

								28,613		—

								Php90,833		Php57,069

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, such as total debt to Adjusted EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts, approximately 31% and 42% were denominated in U.S. dollars as at December 31, 2016 and 2015, respectively. Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of the consolidated debt amounts were approximately 8% and 17% as at December 31, 2016 and 2015, respectively, and therefore, these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated Adjusted EBITDA and debt service coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

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

As at December 31, 2016 and 2015, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which cover various office equipment and vehicles) in the aggregate amount to nil and Php1 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Estimates, Judgments and Assumptions – Leases, Note 9 – Property and Equipment, and Note 28 – Financial Assets and Liabilities.

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

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Accrual of capital expenditures under long-term financing	13,673	19,743
Provision for asset retirement obligations (Note 9)	1,582	1,437
Unearned revenues	270	245
Others	79	57

	15,604	21,482

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2016 and 2015:

	2016	2015
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,437	2,068
Additional liability recognized during the year	147	(88)
Accretion expenses	36	—
Settlement of obligations and others	(38)	(543)

Provision for asset retirement obligations at end of the year	1,582	1,437

23.	Accounts Payable

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Suppliers and contractors (Note 28)	46,820	46,487
Carriers and other customers (Note 28)	2,422	3,014
Taxes (Note 27)	1,972	1,134
Related parties (Notes 25 and 28)	290	507
Others	1,446	1,537

	52,950	52,679

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	48,898	46,256
Accrued taxes and related expenses (Note 27)	9,922	9,561
Liability from redemption of preferred shares (Notes 20 and 28)	7,883	7,906
Unearned revenues (Note 22)	6,990	7,456
Accrued employee benefits and other provisions (Notes 25, 26 and 28)	6,214	6,290
Accrued interests and other related costs (Notes 21 and 28)	1,412	1,284
Others (Note 10)	10,900	5,533

	92,219	84,286

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

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers. The account also includes the unpaid portion of PLDT’s investments in VTI, Bow Arken and Brightshare. See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2016 and 2015. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2016 and 2015 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2016	2015
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	327	472
		Pole rental – 45 days upon receipt of invoice	Unsecured	—	4
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 24)	Outside and inside plant – 20 days upon receipt of invoice	Unsecured	—	6
MPIC	Advances and other noncurrent assets – net of current portion (Note 10)	Due on 2018 to 2020; non-interest-bearing	Unsecured	6,514	—
	Trade and other receivables (Note 17)	Due on June 1, 2017; non-interest-bearing	Unsecured	1,838	—
Indirect investment in associate through ACeS Philippines:
AIL	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice	Unsecured	—	4
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	1,244	—
Asia Link B.V., or ALBV	Accounts payable (Note 23)	30 days upon receipt of invoice	Unsecured	—	46
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest-bearing	Unsecured	35	50
NTT Communications	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	54	12
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	2	3
JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	2	4
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	41	5
Malayan Insurance Co., Inc., or Malayan	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	11	5
Others:
Various	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	1,416	1,588

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2016, 2015 and 2014 in relation with the table above.

	Classifications	2016	2015	2014
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,401	2,328	2,929
	Rent	272	264	298
MIESCOR	Repairs and maintenance	144	165	81
	Construction-in-progress	67	95	83
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	1	3	3
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	—	16	25
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	Rent	125	303	332
	Repairs and maintenance	57	20	46
	Communication, training and travel	2	2	5
ALBV	Professional and other contracted services	183	203	222
Malayan	Insurance and security services	242	236	206
Gotuaco del Rosario and Associates, or Gotuaco	Insurance and security services	156	—	—
NTT DOCOMO	Professional and other contracted services	95	90	67
NTT World Engineering Marine Corporation	Repairs and maintenance	18	60	26
NTT Worldwide Telecommunications Corporation	Selling and promotions	10	14	15
NTT Finance Corporation	Financing costs	19	—	—
NTT Communications	Professional and other contracted services	77	77	75
	Rent	7	10	12
Others:
Various	Revenues	781	864	761

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,401 million, Php2,328 million and Php2,929 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php327 million and Php472 million as at December 31, 2016 and 2015, respectively.

PLDT and Smart have a Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php272 million, Php264 million and Php298 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php4 million as at December 31, 2016 and 2015, respectively.

See also Note 10 – Investments in Associates and Joint Ventures – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

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

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php32 million, Php45 million and Php24 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total amounts capitalized to property and equipment amounted to Php4 million, Php3 million and Php7 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php25 thousand and Php6 million as at December 31, 2016 and 2015, respectively.

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

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php112 million, Php120 million and Php57 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total amounts capitalized to property and equipment amounted to Php63 million, Php92 million and Php76 million for the years ended December 31, 2016, 2015 and 2014, respectively. There were no outstanding obligations under this agreement as at December 31, 2016 and 2015.

c.	Transactions with Republic Surety and Insurance Co., Inc., or RSIC

Since 2012, PLDT has had insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php1 million for the year ended December 31, 2016 and Php3 million for each of the years ended December 31, 2015 and 2014. There were no outstanding obligations for these contracts as at December 31, 2016, 2015 and 2014.

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

Subsequently, AIL and Inmarsat entered into a 12-month transitional period, wherein AIL shall continue to utilize Inmarsat system through I4F1 Satellite. On December 31, 2015, end of the transition period, AIL then terminated all satellite phone service subscriptions with Inmarsat.

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to nil, Php16 million and Php25 million for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Cost of Sales. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php4 million as at December 31, 2016 and 2015, respectively.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. The agreement, which expired on February 23, 2016 was renewed until February 23, 2018 and is subject to further renewal upon mutual agreement of the parties. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php183 million, Php203 million and Php222 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php46 million as at December 31, 2016 and 2015, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php18 million, Php60 million and Php26 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php35 million and Php50 million as at December 31, 2016 and 2015, respectively;

•

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php77 million for each of the years ended December 31, 2016 and 2015 and Php75 million for the year ended December 31, 2014. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php52 million and Php10 million as at December 31, 2016 and 2015, respectively;

•

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php7 million, Php10 million and Php12 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million as at December 31, 2016 and 2015; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php10 million, Php14 million and Php15 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php3 million as at December 31, 2016 and 2015, respectively.

3.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php125 million, Php303 million and Php332 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php211 thousand and Php2 million as at December 31, 2016 and 2015, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of selling and promotions, communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php59 million, Php22 million and Php51 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million each as at December 31, 2016 and 2015.

4.	Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php95 million, Php90 million and Php67 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php41 million and Php5 million as at December 31, 2016 and 2015, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php242 million, Php236 million and Php206 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million and Php5 million as at December 31, 2016 and 2015, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php156 million for the year ended December 31, 2016. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php597 thousand as at December 31, 2016. Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statement of financial position, amounted to Php712 thousand as at December 31, 2016.

7.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2016 and 2015.

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

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018. Total prepayment under the advertising placement agreements amounted to Php414 million and Php533 million as at December 31, 2016 and 2015, respectively.

2.	Agreement of PLDT, Smart and DMPI with Dakila Cable TV Corp. or Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015. iflix service is provided by iFlix Sdn Bhd and Dakila is the authorized reseller of the iflix service in the Philippines. Under the agreement, PLDT, Smart and DMPI were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis. Total prepayment related to the agreement in 2015 amounted to US$3.1 million, or Php138.2 million. Content cost recognized for the years ended December 31, 2016 and 2015 amounted to Php106 million and Php51 million, respectively. Total unamortized cost under prepayment amounted to nil and US$1.9 million, or Php87 million, as at December 31, 2016 and 2015, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties. The revenues under these services amounted to Php781 million, Php864 million and Php761 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables, advances and other noncurrent assets – net of current portion in our consolidated statements of financial position, from these transactions amounted to Php1,416 million and Php1,588 million as at December 31, 2016 and 2015, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Shares to MPIC and Note 19 – Prepayments – Agreement of PLDT and Smart with TV5 for other related party transactions.

4.	Advances to VTI, Bow Arken and Brightshare

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries. The largest amounts of the advances outstanding to PLDT since the date of assignment to PLDT were: (i) Php11,038 million from VTI and its subsidiaries;

(ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare. The amounts of the advances outstanding to PLDT as at December 31, 2016 were: (i) Php12,332 million from VTI and its subsidiaries; (ii) Php248 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare. The advances were presented as part of investments as at December 31, 2016. See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare for other details.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(in million pesos)
Short-term employee benefits	527	602	768
Post-employment benefits (Note 26)	50	43	39
Other long-term employee benefits (Note 26)	—	—	14

Total compensation paid to key officers of the PLDT Group	577	645	821

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

Total fees paid for board meetings and board committee meetings amounted to Php57 million, Php55 million and Php45 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

PLDT’s actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	21,602	23,072	19,497
Interest costs on benefit obligation	1,071	1,050	970
Service costs	1,066	1,113	986
Actuarial losses – experience	369	3	332
Actual benefits paid/settlements	(241)	(2,112)	(92)
Actuarial losses (gains) – economic assumptions	(694)	(1,414)	1,479
Curtailments and others (Note 5)	(31)	(110)	(100)

Present value of defined benefit obligations at end of the year	23,142	21,602	23,072

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	11,439	9,950	9,187
Actual contributions	5,708	7,086	5,510
Interest income on plan assets	600	519	489
Actual benefits paid/settlements	(241)	(2,112)	(92)
Return on plan assets (excluding amount included in net interest)	(5,546)	(4,004)	(5,144)

Fair value of plan assets at end of the year	11,960	11,439	9,950

Unfunded status – net	(11,182)	(10,163)	(13,122)
Accrued benefit costs	11,197	10,178	13,125

Prepaid benefit costs (Note 19)	15	15	3

	2016	2015	2014
	(in million pesos)

Components of net periodic benefit costs:
Service costs	1,066	1,113	986
Interest costs – net	471	531	481
Curtailment/settlement gain	—	(29)	(6)

Net periodic benefit costs (Note 5)	1,537	1,615	1,461

Actual net losses on plan assets amounted to Php4,946 million, Php3,485 million and Php4,655 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2017 will amount to Php1,783 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2016:

(in million pesos)
2017	313
2018	320
2019	450
2020	595
2021	831
2022 to 2060	95,637

The average duration of the defined benefit obligation at the end of the reporting period is 10 to 20 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	5.3%	5.0%	4.5%

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

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

	2016
	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,521)
	(1%)	2,951
Future salary increases	1%	2,899
	(1%)	(2,526)

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

The majority of Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2016 and 2015:

	2016	2015
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	8,898	8,258
Shares of stock	2,426	2,621
Corporate bonds	106	—
Government securities	23	41
Investment properties	4	10
Mutual funds	3	61

Total noncurrent financial assets	11,460	10,991

Current Financial Assets
Cash and cash equivalents	412	360
Receivables	4	5

Total current financial assets	416	365

Total PLDT’s Plan Assets	11,876	11,356
Subsidiaries Plan Assets	84	83

Total Plan Assets of Defined Benefit Pension Plans	11,960	11,439

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2016 and 2015, this account consists of:

	2016	2015	2016	2015
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	8,267	7,672
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	400	365
BTFHI	100%	100%	192	182
Superior Multi Parañaque Homes, Inc.	100%	100%	38	38
Bancholders, Inc., or Bancholders	100%	100%	1	1

			8,898	8,258

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

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016 and 2015, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php5,500 million and Php5,090 million, respectively, to fund MediaQuest’s investment requirements, which amounts were fully drawn by MediaQuest during the respective year of approval.

IAS 19 requires employee benefit plan assets to be measured at fair value. The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2017 to 2021.

Other key assumptions used in the cash flow projections include revenue growth, operating margin and capital expenditures. The pre-tax discount rates applied to cash flow projections range from 10% to 11%. Cash flows beyond the five-year period are determined using 3.0% to 4.5% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market value of this investment amounted to Php320 million and Php285 million as at December 31, 2016 and 2015, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2016, 2015 and 2014. Dividend receivables amounted to Php2 million each as at December 31, 2016 and 2015.

Shares of Stocks

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(in million pesos)
Common shares
PSE	1,590	1,754
PLDT	36	54
Others	440	453
Preferred shares	360	360

	2,426	2,621

Dividends earned on PLDT common shares amounted Php3 million, Php2 million and Php5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at December 31, 2016 and 2015, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php47 million for the year ended December 31, 2016 and Php49 million for each of the years ended December 31, 2015 and 2014.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to June 2024 and fixed interest rates from 4.38% to 6.94% per annum. Total investment in corporate bonds amounted to Php106 million as at December 31, 2016.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rates ranging from 5.87% to 5.88% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php23 million and Php41 million as at December 31, 2016 and 2015, respectively.

Mutual Funds

Investment in mutual funds includes a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy. Total investment in mutual funds amounted to Php3 million and Php61 million as at December 31, 2016 and 2015, respectively.

Investment Properties

Investment properties include one condominium unit (a bare 58 square meter unit) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. A similar unit of a larger floor area (127 square meters) located on the same building was sold in April 2016. Total fair value of investment properties amounted to Php4 million and Php10 million as at December 31, 2016 and 2015, respectively.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2016 and 2015 are as follows:

	2016	2015
Investments in listed and unlisted equity securities	95%	96%
Temporary cash investments	4%	3%
Debt and fixed income securities	1%	—
Investments in mutual funds	—	1%

	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2016 and 2015, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,116	2,149	1,685
Service costs	284	289	241
Interest costs on benefit obligation	94	98	92
Actuarial losses (gains) – economic assumptions	1	(67)	98
Actuarial losses (gains) – experience	(77)	(217)	75
Actual benefits paid/settlements	(226)	(96)	(42)
Curtailment and others	(15)	(40)	—

Present value of defined benefit obligations at end of the year	2,177	2,116	2,149

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	2,388	2,205	1,884
Actual contributions	201	227	261
Interest income on plan assets	125	92	92
Return on plan assets (excluding amount included in net interest)	(74)	(40)	10
Actual benefits paid/settlements	(226)	(96)	(42)

Fair value of plan assets at end of the year	2,414	2,388	2,205

Funded status – net (Note 19)	237	272	56
Accrued benefit costs	9	19	6

Prepaid benefit costs	246	291	62

Components of net periodic benefit costs:
Service costs	284	289	241
Curtailment/settlement gain	(15)	(23)	—
Interest costs – net	(31)	7	—

Net periodic benefit costs (Note 5)	238	273	241

Smart’s net consolidated pension benefit costs amounted to Php238 million, Php273 million and Php241 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Actual net gains on plan assets amounted to Php51 million, Php52 million and Php102 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php331 million to its defined benefit plan in 2017.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2016:

(in million pesos)
2017	102
2018	78
2019	85
2020	136
2021	102
2022 to 2060	19,212

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Rate of increase in compensation	5.0%	5.0%	7.0%
Discount rate	5.2%	5.0%	4.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2016, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(1%)	(6)
	1%	15
Future salary increases	1%	15
	(1%)	(7)

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2016 and 2015:

	2016	2015
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,390	1,411
Philippine foreign currency bonds	478	352
International equities	475	460
Domestic equities	379	424
International fixed income	163	—

Total noncurrent financial assets	2,885	2,647

Current Financial Assets
Cash and cash equivalents	237	431
Receivables	1	4

Total current financial assets	238	435

Total plan assets	3,123	3,082
Employee’s share, forfeitures and mandatory reserve account	709	694

Total Plan Assets of Defined Contribution Plans	2,414	2,388

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities, and a local fixed income fund. The Philippine peso denominated bonds earned between 2.80% and 11.25% interest for the years ended December 31, 2016 and 2015. Total investments in domestic fixed income amounted to Php1,390 million and Php1,411 million as at December 31, 2016 and 2015, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the Philippine government and local corporations, and a U.S. dollar denominated fixed income fund. The investments under this category earned between 3.70% and 10.62% interest for the years ended December 31, 2016 and 2015. Total investment in Philippine foreign currency bonds amounted to Php478 million and Php352 million as at December 31, 2016 and 2015, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and a U.S. dollar denominated global equity fund. Total investment in international equities amounted to Php475 million and Php460 million as at December 31, 2016 and 2015, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php379 million and Php424 million as at December 31, 2016 and 2015, respectively. This includes investment in PLDT shares with fair value of Php11 million and Php31 million as at December 31, 2016 and 2015, respectively.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to Php163 million and nil as at December 31, 2016 and 2015, respectively.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2016 and 2015 is as follows:

	2016	2015
Investments in debt and fixed income securities and others	73%	71%
Investments in listed and unlisted equity securities	27%	29%

	100%	100%

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGU. As at December 31, 2016, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao for the years 2006 to 2011 by filing a Petition with the Regional Trial Court, or RTC, of the City of Makati on July 8, 2011. In an order dated October 12, 2012, the RTC, following a Motion to Dismiss filed by the City of Tuguegarao, dismissed the petition for lack of jurisdiction. Upon denial of its Motion for Reconsideration, PLDT filed a Petition for Review before the Court of Tax Appeals, or CTA, which dismissed the said Petition and upheld the decision of the RTC. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA. PLDT filed a Petition before the CTA En Banc on November 3, 2014. On June 17, 2016, CTA En Banc affirmed the Decision of CTA Division and dismissed the petition for lack of jurisdiction. PLDT filed its Motion for Reconsideration on the said Decision of CTA En Banc last July 12, 2016. Said motion for reconsideration was denied by CTA En Banc in a Resolution dated November 15, 2016. PLDT will appeal the case before the Supreme Court.

PLDT also contested the imposition of local business tax in addition to local franchise tax by the City of Tuguegarao for the years 2012 to 2014. The case was filed on January 14, 2015 before the Second Judicial Region of Tuguegarao City. Upon motion by both parties and considering that the case involves legal issues, the Court issued an Order terminating the pre-trial conference and ordering the parties to submit their respective Memorandum last July 27, 2016 and the case is now submitted for decision. On November 3, 2016, PLDT received a Judgment dated September 26, 2016 issued by the Court in favor of the City of Tuguegarao. PLDT filed its Motion for Reconsideration on the said Judgment last November 18, 2016.

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

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges. Smart protested the assessments. After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax. The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis. In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void. The City of Manila filed a Petition for Review with the Court of Tax Appeals seeking to reverse the Decision. Smart has already filed its Comment to the Petition and awaiting for further orders from the Court.

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

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the LGU to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. The judicial dispute resolution for the case has been terminated. The Pre-Trial Conference is set on June 15, 2017. The parties are still exploring options to settle the matter amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo. In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed with the CA. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the CA after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. On May 5, 2015, the Appeal was dismissed and the ruling issued by the trial court was affirmed.

DMPI vs. City of Trece Martires – In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecom, et al. vs. City of Lipa – In 2006, Globe filed a Protest of Assessment questioning the act of the City of Lipa in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The Joint Motion to Dismiss filed by Smart and DMPI on June 8, 2015 is pending resolution.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest until full payment. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court. No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into compromise agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, submitted its claims with a cap of Php2.8 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings were suspended and eventually terminated.

In an agreement, Globe and PLDT have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

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

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines MC No. 8, which we believe was intended to fulfill the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provided that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at April 25, 2017, PLDT’s foreign ownership was 27.98% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 15.38% of its total outstanding capital stock. Therefore, we believe that as at April 25, 2017, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution.

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

The Supreme Court, in a Resolution dated June 14, 2016, granted the Omnibus Motion: (i) for Leave to Intervene; and (ii) to Admit Comment-in-Intervention, dated May 30, 2016, filed by counsel for Intervenor Shareholders Association of the Philippines, Inc., or Sharephil, noted the aforesaid Comment-in-Intervention, and required the adverse parties to file a Reply to the Comment-in-Intervention within a non-extendible period of 10 days from receipt thereof. On July 5, 2016, PLDT was furnished a copy of the Opposition and Reply to Interventions of the PSE and Sharephil dated June 30, 2016 and filed by Petitioner Jose M. Roy III.

The Supreme Court, in a Decision dated November 22, 2016, dismissed the petitions filed by Jose M. Roy III and other petitioners-in-intervention against Philippine SEC Chairperson, Teresita Herbosa (the “Decision”). The Decision upheld the validity of the Philippine SEC Guidelines MC No. 8, or MC No. 8, which requires public utility corporations to maintain at least 60% Filipino ownership in both its “total number of outstanding shares of stock entitled to vote in the election of directors” and its “total number of outstanding shares of stock, whether or not entitled to vote in the election of directors” and declared the same to be compliant with the Court’s ruling in the Gamboa Case. Consequently, the Court ruled that MC No. 8 cannot be said to have been issued with grave abuse of discretion.

In the course of discussing the petitions, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in the Gamboa Case. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did not make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions…”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/prepayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous (adverse) impact on the country as a whole – and to all Filipinos.”

Arbitration Case between Smart and Harris Caprock Communications, Inc. (U.S.A.), or HCC, and Caprock Communications International Limited (United Kingdom), or CCI, together Claimants

In December 2011, Smart engaged the services of HCC and CCI, a wholly-owned subsidiary of HCC, for the expansion of its SmartLink GSM. Subsequently, the parties executed three agreements: (i) Agreement for Bandwidth and Teleport Services with CCI dated May 21, 2012, or the “Bandwidth Agreement;

(ii) Agreement for Warehousing and Installation Services with CCI dated August 27, 2012, or the Installation Agreement; and (iii) Agreement for the Sale and Purchase of Equipment with HCC dated September 27, 2012.

HCC failed to deliver the equipment in accordance with the delivery schedule and delivered defective equipment. Claimants also failed to activate Phase 1 of the satellite beams and installed only 13 units of antennas and beams. Thus, Smart issued a Termination Notice dated December 15, 2012 for all the three agreements. In their letter dated December 18, 2012, Claimants requested Smart to keep the contracts alive. Thus, Smart issued its commercial response on December 29, 2012. Claimants requested Smart to withdraw the termination notice; otherwise, they will claim damages, premised on their position that Smart cannot terminate the contracts for convenience. Smart did not withdraw the termination notice. The parties failed to reach an amicable settlement with Claimants claiming US$35 million in damages, while Smart wanted reimbursement of its deposit.

On October 19, 2016, a Singapore International Arbitration Center – Arbitral Tribunal issued a Final Partial Award adjudging Smart liable to the Claimants in the amount of US$6.5 million, consisting of equipment delivered to Smart, liability to third parties, performance bond, monthly service fees, loss of profit, installation fees, excluding interest.

In an Order dated December 23, 2016, the Arbitral Tribunal issued its Final Award on Costs, awarding Claimants the amount of US$1.6 million, representing arbitration costs, legal fees and other expenses. On December 29, 2016, Smart paid the amount of US$8.5 million, or Php424 million, to Claimants as settlement, based on external counsel’s opinion on the imprudence of pursuing further legal proceedings.

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

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2016 and 2015:

	Cash and cash equivalents	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2016
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	12,189	—	12,189
Investment in debt securities and other long-term investments – net of current portion	—	224	150	—	—	—	—	374
Derivative financial assets – net of current portion	—	—	—	—	499	—	—	499
Advances and other noncurrent assets – net of current portion	—	9,152	—	—	—	—	—	9,152
Current:
Cash and cash equivalents	38,722	—	—	—	—	—	—	38,722
Short-term investments	—	2,736	—	2	—	—	—	2,738
Trade and other receivables	—	24,436	—	—	—	—	—	24,436
Current portion of derivative financial assets	—	—	—	66	176	—	—	242
Current portion of investment in debt securities and other long-term investments	—	124	202	—	—	—	—	326
Current portion of advances and other noncurrent assets	—	7,916	—	—	—	—	—	7,916

Total assets	38,722	44,588	352	68	675	12,189	—	96,594

Liabilities as at December 31, 2016
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	151,759	151,759
Derivative financial liabilities – net of current portion	—	—	—	—	2	—	—	2
Customers’ deposits	—	—	—	—	—	—	2,431	2,431
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	13,720	13,720
Current:
Accounts payable	—	—	—	—	—	—	50,975	50,975
Accrued expenses and other current liabilities	—	—	—	—	—	—	74,868	74,868
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	33,273	33,273
Dividends payable	—	—	—	—	—	—	1,544	1,544
Current portion of derivative financial liabilities	—	—	—	16	209	—	—	225

Total liabilities	—	—	—	16	211	—	328,570	328,797

Net assets (liabilities)	38,722	44,588	352	52	464	12,189	(328,570)	(232,203)

Assets as at December 31, 2015
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	15,711	—	15,711
Investment in debt securities and other long-term investments – net of current portion	—	595	357	—	—	—	—	952
Derivative financial assets – net of current portion	—	—	—	—	145	—	—	145
Advances and other noncurrent assets – net of current portion	—	2,580	—	—	—	—	—	2,580
Current:
Cash and cash equivalents	46,455	—	—	—	—	—	—	46,455
Short-term investments	—	744	—	685	—	—	—	1,429
Trade and other receivables	—	24,898	—	—	—	—	—	24,898
Current portion of derivative financial assets	—	—	—	10	16	—	—	26
Current portion of investment in debt securities and other long-term investments	—	—	51	—	—	—	—	51
Current portion of advances and other noncurrent assets	—	7,936	—	—	—	—	—	7,936

Total assets	46,455	36,753	408	695	161	15,711	—	100,183

Liabilities as at December 31, 2015
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	143,982	143,982
Derivative financial liabilities – net of current portion	—	—	—	659	77	—	—	736
Customers’ deposits	—	—	—	—	—	—	2,430	2,430
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,788	19,788
Current:
Accounts payable	—	—	—	—	—	—	51,542	51,542
Accrued expenses and other current liabilities	—	—	—	—	—	—	66,844	66,844
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	16,911	16,911
Dividends payable	—	—	—	—	—	—	1,461	1,461
Current portion of derivative financial liabilities	—	—	—	22	284	—	—	306

Total liabilities	—	—	—	681	361	—	302,958	304,000

Net assets (liabilities)	46,455	36,753	408	14	(200)	15,711	(302,958)	(203,817)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2016 and 2015:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
		(in million pesos)
December 31, 2016
Current Financial Assets
Trade and other receivables
Foreign administrations	9,391	4,200	5,191
Domestic carriers	15,555	15,335	220

Total	24,946	19,535	5,411

Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,857	37	46,820
Carriers and other customers	5,311	1,446	3,865

Total	52,168	1,483	50,685

December 31, 2015
Current Financial Assets
Trade and other receivables
Foreign administrations	9,623	4,424	5,199
Domestic carriers	12,777	12,323	454

Total	22,400	16,747	5,653

Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,532	45	46,487
Carriers and other customers	9,109	6,095	3,014

Total	55,641	6,140	49,501

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2016 and 2015.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2016 and 2015 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2016	2015	2016	2015
	(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	374	952	377	972
Advances and other noncurrent assets	9,152	2,580	7,743	2,305

Total	9,526	3,532	8,120	3,277

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	151,759	143,982	146,654	145,731
Customers’ deposits	2,431	2,430	1,879	1,868
Deferred credits and other noncurrent liabilities	13,720	19,788	12,457	17,973

Total	167,910	166,200	160,990	165,572

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2016 and 2015. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2016			2015
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	10,173	—	10,173	14,695	—	14,695
Derivative financial assets – net of current portion	—	499	499	—	145	145
Current Financial Assets
Short-term investments	—	2	2	—	685	685
Current portion of derivative financial assets	—	242	242	—	26	26

Total	10,173	743	10,916	14,695	856	15,551

Noncurrent Financial Liabilities
Derivative financial liabilities	—	2	2	—	736	736
Current Financial Liabilities
Derivative financial liabilities	—	225	225	—	306	306

Total	—	227	227	—	1,042	1,042

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2016 and 2015, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at December 31, 2016 and 2015, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2016 and 2015, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1

Type	Fair Value Assumptions	Fair Value Hierarchy

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2

Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and PDST-F (valid until March 31, 2015) and PDST-R2* (valid after March 31, 2015) rates for similar types of loans plus PLDT’s credit spread.	Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

*	PDST-F was replaced by PDST-R2 on April 1, 2015 per BAP Memo dated January 8, 2015.

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

As at December 31, 2016 and 2015, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2016 and 2015:

									2016			2015
	Original Notional Amount			Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php	Notional		Net Mark-to- market Gains (Losses)	Notional		Net Mark-to- market Gains (Losses)
	(in millions)				(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	US$	262		2001 and 2002	300 Notes 2017	March 6, 2017	3.42%	49.85	US$	202	Php1	US$	202	(Php655)
Forward foreign exchange contracts				Various dates in 2015	U.S. dollar liabilities	Various dates in 2015 and 2016	—	46.97		—	—		22	6
				Various dates in 2016	U.S. dollar liabilities	Various dates in 2016	—	—		—	—		—	—
				October 2016	U.S. dollar liabilities	November 29, 2016	—	—		—	—		—	—
		3		February 15, 2017	U.S. dollar liabilities	March 3, 2017	—	49.95		—	—		—	—
		6		April 2017	U.S. dollar liabilities	Various dates in 2017	—	49.97		—	—		—	—
Smart
Forward foreign exchange contracts				March and May 2015	200 Mizuho facility	Various dates in 2015	—	44.83		—	—		—	—
				Various dates in 2015	U.S. dollar liabilities	Various dates in 2015 and 2016	—	46.95		—	—		13	4
				Various dates in 2016	U.S. dollar liabilities	Various dates in 2016	—	47.01		—	—		—	—
				August and September 2016	U.S. dollar liabilities	Various dates in 2017	—	46.79		48	50		—	—
		8		October and November 2016	U.S. dollar liabilities	January 2017	—	48.46		—	—		—	—
		7		Various dates in 2017	U.S. dollar liabilities	Various dates in 2017	—	50.05		—	—		—	—
		11		March to April 2017	U.S. dollar liabilities	Various dates in 2017	—	50.09		—	—		—	—
Foreign exchange options		5	(a)	August 10, 2016	U.S. dollar liabilities	November 14, 2016	—	46.82 46.90 47.98		—	—		—	—
		6	(b)	October 2016	U.S. dollar liabilities	April 2017	—	47.96 48.75 49.75		11	4		—	—
		3	(c)	Various dates in 2017	U.S. dollar liabilities	July 2017	—	49.34		—	—		—	—
								50.50
								51.50
		15	(a)	March to April 2017	U.S. dollar liabilities	Various dates in 2017	—	50.10 50.60 51.34		—	—		—	—
		12	(a)	March to April 2017	U.S. dollar liabilities	Various dates in 2017	—	50.10 50.60 51.34		—	—		—	—
DMPI
Interest rate swaps		54		October 7, 2008	59 loan facility	March 30, 2017	3.88%	—		3	(2)		10	(14)
		47		October 7, 2008	51 loan facility	June 30, 2017	3.97%	—		3	(3)		9	(12)

											Php50			(Php671)

							2016			2015
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php	Notional		Net Mark-to- market Gains (Losses)	Notional		Net Mark-to- market Gains (Losses)
	(in millions)		(in millions)				(in millions)
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	30	January 23, 2015	150 term loan	March 7, 2017	2.11%	—	US$	8	Php—	US$	23	Php2
	240	2013 and 2015	300 term loan	January 16, 2018	2.17%	—		100	9		167	10
	100	August 2014	100 PNB	August 21, 2020	3.46%	—		98	(50)		99	(86)
	50	September 2014	50 MBTC	September 2, 2020	3.47%	—		49	(29)		50	(47)
	150	April and June 2015	200 term loan	February 25, 2022	2.70%	—		150	(35)		150	(95)
Long-term currency swaps(e)	140	October 2015 to June 2016	300 term loan	January 16, 2018	2.20%	46.67		94	230		90	18
	4	January 2017	100 PNB	August 11, 2020	1.01%	49.79		—	—		—	—
	2	April 2017	200 Bank of Tokyo	August 26, 2019	1.48%	49.41		—	—		—	—
Smart
Interest rate swaps(f)	45	May 8, 2013	60 loan facility	June 6, 2016	1.53%	—		—	—		7	—
	38	May 9, 2013	50 loan facility	August 19, 2016	1.43%	—		—	—		13	1
	44	May 16, 2013	50 loan facility	May 29, 2017	1.77%	—		6	1		17	2
	110	Various dates in 2013 and 2014	120 loan facility	June 20, 2018	2.22%	—		45	9		75	6
	85	Various dates in 2014 and 2015	100 loan facility	March 7, 2019	2.23%	—		49	6		68	(9)
	50	October 2, 2014	50 loan facility	May 14, 2019	2.58%	—		28	—		39	(10)
	200	Various dates in 2015	200 loan facility	March 4, 2020	2.10%	—		156	39		200	1
	30	February 2016	100 loan facility	December 7, 2021	2.03%	—		30	22		—	—
Long-term currency swaps(g)	100	Various dates in 2015	200 loan facility	March 5, 2018	2.21%	46.66		60	155		100	7
	45	Various dates in 2016	100 loan facility	December 7, 2018	1.93%	46.55		36	107		—	—
	6	Various dates in 2017	80 loan facility	May 31, 2018	1.10%	49.80		—	—		—	—
	3	April 2017	80 China Banking Corporation	May 31, 2018	1.50%	49.63		—	—		—	—

									464			(200)

									Php514			(Php871)

(a)	If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php46.90 to Php47.98, Smart will purchase the U.S. dollar for Php46.90. However, if on maturity, the exchange rate settles above Php47.98, Smart will purchase the U.S. dollar for Php46.90 plus the excess above Php47.98, and if the exchange rate is lower than Php46.90, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php46.82.
(b)	If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php48.75 to Php49.75, Smart will purchase the U.S. dollar for Php48.75. However, if on maturity, the exchange rate settles above Php49.75, Smart will purchase the U.S. dollar for Php48.75 plus the excess above Php49.75, and if the exchange rate is lower than Php48.75, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php47.96.
(c)	If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php50.50 to Php51.50, Smart will purchase the U.S. dollar for Php50.50. However, if on maturity, the exchange rate settles above Php51.50, Smart will purchase the U.S. dollar for Php50.50 plus the excess above Php51.50, and if the exchange rate is lower than Php50.50, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php49.34.
(d)	PLDT’s interest rate swap agreements outstanding as at December 31, 2016 and 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market losses amounting to Php82 million and Php172 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Interest accrual on the interest rate swaps amounting to Php23 million and Php44 million were recorded as at December 31, 2016 and 2015, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2016 and 2015.

(e)	PLDT’s long-term principal only-currency swap agreements entered into in 2015 and 2016 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php275 million and Php18 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to Php45 million and nil were recognized as at December 31, 2016 and 2015, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The ineffective portion of the movements in the fair value amounting to Php8 million and nil were recognized in our consolidated income statements for the years ended December 31, 2016 and 2015, respectively.
(f)	Smart’s interest swap agreements outstanding as at December 31, 2016 and 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market loss amounting to Php79 million and mark-to-market gain amounting to Php14 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Interest accrual on the interest rate swaps amounting to Php2 million and Php23 million were recognized as at December 31, 2016 and 2015, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2016 and 2015.
(g)	Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2016 and 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php284 million and Php27 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to Php22 million and Php20 million were recognized as at December 31, 2016 and 2015, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The ineffective portion of the movements in the fair value amounting to Php9 million and nil were recognized in our consolidated income statements for the years ended December 31, 2016 and 2015, respectively.

	2016	2015
	(in million pesos)
Presented as:
Noncurrent assets	499	145
Current assets	242	26
Noncurrent liabilities	(2)	(736)
Current liabilities	(225)	(306)

Net assets (liabilities)	514	(871)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2016 and 2015 are summarized as follows:

	2016	2015
	(in million pesos)
Net mark-to-market losses at beginning of the year	(871)	(1,618)
Gains on derivative financial instruments (Note 4)	1,539	781
Settlements, accretions and conversions	141	320
Net fair value gains on cash flow hedges charged to other comprehensive income	76	5
Effective portion recognized in the profit or loss for the cash flow hedges	(371)	(359)

Net mark-to-market gains (losses) at end of the year	514	(871)

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015	2014
	(in million pesos)
Gains on derivative financial instruments (Note 4)	1,539	781	208
Hedge costs	(543)	(361)	(309)

Net gains (losses) on derivative financial instruments	996	420	(101)

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php38,722 million and Php2,738 million, respectively, as at December 31, 2016, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2016 and 2015:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2016
Cash equivalents	32,338	32,338	—	—	—
Loans and receivables:	63,586	54,000	4,951	4,483	152
Advances and other noncurrent assets	17,278	7,916	4,727	4,483	152
Short-term investments	2,736	2,736	—	—	—
Investment in debt securities and other long-term investments	348	124	224	—	—
Retail subscribers	20,290	20,290	—	—	—
Corporate subscribers	9,333	9,333	—	—	—
Foreign administrations	5,819	5,819	—	—	—
Domestic carriers	354	354	—	—	—
Dealers, agents and others	7,428	7,428	—	—	—
HTM investments:	352	202	—	150	—
Investment in debt securities and other long-term investments	352	202	—	150	—
Financial instruments at FVPL:	2	2	—	—	—
Short-term investments	2	2	—	—	—
Available-for-sale financial investments	12,189	—	1,000	—	11,189

Total	108,467	86,542	5,951	4,633	11,341

December 31, 2015
Cash equivalents	39,103	39,103	—	—	—
Loans and receivables:	52,875	49,499	2,697	516	163
Advances and other noncurrent assets	10,717	7,936	2,102	516	163
Short-term investments	744	744	—	—	—
Investment in debt securities and other long-term investments	595	—	595	—	—
Retail subscribers	19,750	19,750	—	—	—
Corporate subscribers	9,263	9,263	—	—	—
Foreign administrations	5,514	5,514	—	—	—
Domestic carriers	540	540	—	—	—
Dealers, agents and others	5,752	5,752	—	—	—
HTM investments:	408	51	207	150	—
Investment in debt securities and other long-term investments	408	51	207	150	—
Financial instruments at FVPL:	685	685	—	—	—
Short-term investments	685	685	—	—	—
Available-for-sale financial investments	15,711	—	—	—	15,711

Total	108,782	89,338	2,904	666	15,874

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2016 and 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2016
Debt(1):	223,130	21,883	64,751	51,414	85,082
Principal	185,663	21,138	46,931	40,886	76,708
Interest	37,467	745	17,820	10,528	8,374
Lease obligations:	18,456	10,734	3,581	1,972	2,169
Operating lease	18,456	10,734	3,581	1,972	2,169
Other obligations:	134,057	117,717	1,793	12,593	1,954
Derivative financial liabilities(2):	247	106	141	—	—
Long-term currency swap	100	100	—	—	—
Interest rate swap	147	6	141	—	—
Various trade and other obligations:	133,810	117,611	1,652	12,593	1,954
Suppliers and contractors	60,494	46,820	1,113	12,561	—
Utilities and related expenses	40,166	40,118	48	—	—
Liability from redemption of preferred shares	7,883	7,883	—	—	—
Employee benefits	6,191	6,191	—	—	—
Customers’ deposits	2,431	—	445	32	1,954
Carriers and other customers	2,422	2,422	—	—	—
Dividends	1,544	1,544	—	—	—
Others	12,679	12,633	46	—	—

Total contractual obligations	375,643	150,334	70,125	65,979	89,205

December 31, 2015
Debt(1):	195,603	1,716	78,007	41,890	73,990
Principal	161,568	1,411	61,847	34,355	63,955
Interest	34,035	305	16,160	7,535	10,035
Lease obligations:	17,920	10,161	3,640	2,003	2,116
Operating lease	17,919	10,160	3,640	2,003	2,116
Finance lease	1	1	—	—	—
Other obligations:	139,148	110,874	23,378	3,012	1,884
Derivative financial liabilities(2):	6,067	10	6,050	7	—
Long-term currency swap	5,670	—	5,670	—	—
Interest rate swap	397	10	380	7	—
Various trade and other obligations:	133,081	110,864	17,328	3,005	1,884
Suppliers and contractors	66,229	46,487	16,788	2,954	—
Utilities and related expenses	38,155	38,155	—	—	—
Liability from redemption of preferred shares	7,906	7,906	—	—	—
Employee benefits	6,262	6,262	—	—	—
Carriers and other customers	3,014	3,014	—	—	—
Customers’ deposits	2,430	—	495	51	1,884
Dividends	1,461	1,461	—	—	—
Others	7,624	7,579	45	—	—

Total contractual obligations	352,671	122,751	105,025	46,905	77,990

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)	Gross liabilities before any offsetting application.

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

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(in million pesos)
Within one year	10,911	10,318
After one year but not more than five years	5,376	5,485
More than five years	2,169	2,116

Total	18,456	17,919

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php133,810 million and Php133,081 million as at December 31, 2016 and 2015, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php6,788 million and Php46 million as at December 31, 2016 and 2015, respectively. These commitments will expire within one year. The amount in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare as at December 31, 2016. See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2016 and 2015.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2016 and 2015:

	2016		2015
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	7	348	26	1,206
Derivative financial assets – net of current portion	10	499	3	145
Advances and other noncurrent assets – net of current portion	—	18	—	16

Total noncurrent financial assets	17	865	29	1,367

Current Financial Assets
Cash and cash equivalents	419	20,847	379	17,874
Short-term investments	55	2,720	24	1,156
Trade and other receivables – net	158	7,853	142	6,690
Current portion of derivative financial assets	5	242	1	26
Current portion of advances and other noncurrent assets	—	8	—	19

Total current financial assets	637	31,670	546	25,765

Total Financial Assets	654	32,535	575	27,132

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	680	33,831	1,104	52,040
Derivative financial liabilities – net of current portion	—	2	16	736
Other noncurrent liabilities	—	5	—	6

Total noncurrent financial liabilities	680	33,838	1,120	52,782

Current Financial Liabilities
Accounts payable	191	9,477	99	4,685
Accrued expenses and other current liabilities	171	8,513	153	7,216
Current portion of interest-bearing financial liabilities	496	24,671	341	16,058
Current portion of derivative financial liabilities	5	225	7	306

Total current financial liabilities	863	42,886	600	28,265

Total Financial Liabilities	1,543	76,724	1,720	81,047

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.77 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2016.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php47.12 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2015.

As at April 25, 2017, the Philippine peso-U.S. dollar exchange rate was Php49.71 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php53 million as at December 31, 2016.

Approximately 31% and 42% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2016 and 2015, respectively. Consolidated foreign currency-denominated debt decreased to Php58,192 million as at December 31, 2016 from Php67,620 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts was US$392 million as at December 31, 2016 and 2015. Consequently, the unhedged portion of our consolidated debt amounts was approximately 19% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) and 30% (or 17%, net of our consolidated U.S. dollar cash balances) as at December 31, 2016 and 2015, respectively.

Approximately, 16% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2016 as compared with approximately 18% for the year ended December 31, 2015. Approximately, 9% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar in 2016 and 2015. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 5.62% against the U.S. dollar to Php49.77 to US$1.00 as at December 31, 2016 from Php47.12 to US$1.00 as at December 31, 2015. As at December 31, 2015, the Philippine peso depreciated by 5.32% against the U.S. dollar to Php47.12 to US$1.00 from Php44.74 to US$1.00 as at December 31, 2014. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php2,785 million, Php3,036 million and Php382 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until December 31, 2017. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 2.67% as compared to the exchange rate of Php49.77 to US$1.00 as at December 31, 2016. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 2.67% as at December 31, 2016, with all other variables held constant, profit after tax for the year ended December 31, 2016 would have been approximately Php639 million lower/higher and our consolidated stockholders’ equity as at December 31, 2016 would have been approximately Php555 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2016 and 2015. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2016

	In U.S. Dollars							Discount/ Debt Issuance	Carrying	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Cost In Php	Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	3	4	—	—	—	7	348	—	348	7	350
Interest rate	4.0000%	3.5000% to 4.0000%	—	—	—	—	—	—	—	—	—
Philippine Peso	4	—	—	3	—	7	352	—	352	7	353
Interest rate	4.2180% to 4.2500%	—	—	4.8400%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	17	—	—	—	—	17	850	—	850	17	850
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	73	—	—	—	—	73	3,652	—	3,652	73	3,652
Interest rate	0.0010% to 1.6250%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	22	—	22	1	22
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	366	—	—	—	—	366	18,239	—	18,239	366	18,239
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	283	—	—	—	—	283	14,099	—	14,099	283	14,099
Interest rate	0.1250% to 5.000%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	55	—	—	—	—	55	2,738	—	2,738	55	2,738
Interest rate	1.6500% to 4.0000%	—	—	—	—	—	—	—	—	—	—

	802	4	—	3	—	809	40,300	—	40,300	809	40,303

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	228	—	—	—	—	228	11,366	4	11,362	233	11,606
Interest rate	8.3500%	—	—	—	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	42	9	15	4	75	3,726	20	3,706	77	3,813
Interest rate	1.9000%	1.4100% to 2.8850%	1.4100% to 2. 8850%	2.8850%	2.8850%	—	—	—	—	—	—
Philippine Peso	153	59	287	405	1,485	2,389	118,881	303	118,578	2,267	112,818
Interest rate	5.2854% to 5.5808%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	39	440	100	241	52	872	43,410	286	43,124	872	43,410
Interest rate	0.3000% to 1.6000 over LIBOR %	0.7900% to 1.6000 over LIBOR %	0.7900% to 1.4500 over LIBOR %	0.7900% to 1.4500 over LIBOR %	0.7900% to 1.0500 over LIBOR %	—	—	—	—	—	—
Philippine Peso	—	3	2	161	—	166	8,280	18	8,262	166	8,280
Interest rate	—	BSP overnight rate to 1.0000 over PDST-R2%	BSP overnight rate to 1.0000 over PDST-R2%	BSP overnight rate to 1.0000 over PDST-R2%	—	—	—	—	—	—	—

	425	544	398	822	1,541	3,730	185,663	631	185,032	3,615	179,927

As at December 31, 2015

	In U.S. Dollars								Discount/ Debt Issuance	Carrying	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years		Total	In Php	Cost In Php	Value In Php	In U.S. Dollar	In Php
									(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	11	2	—	—		13	596	—	596	13	605
Interest rate	—	4.0000% to 10.0000%	3.5000%	—	—		—	—	—	—	—	—
Philippine Peso	—	5	—	3	—		8	407	—	407	9	418
Interest rate	—	4.2500%	—	4.8400%	—		—	—	—	—	—	—
Cash in Bank
U.S. Dollar	35	—	—	—	—		35	1,651	—	1,651	35	1,651
Interest rate	0.0100% to 1.0000%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	82	—	—	—	—		82	3,880	—	3,880	82	3,880
Interest rate	0.0010% to 2.0000%	—	—	—	—		—	—	—	—	—	—
Other Currencies	1	—	—	—	—		1	24	—	24	1	24
Interest rate	0.0100% to 0.5000%	—	—	—	—		—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	315	—	—	—	—		315	14,829	—	14,829	315	14,829
Interest rate	0.2500% to 4.7500%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	515	—	—	—	—		515	24,274	—	24,274	515	24,274
Interest rate	0.2500% to 4.6875%	—	—	—	—		—	—	—	—	—	—

Short-term Investments
U.S. Dollar	24	—	—	—	—		24	1,156	—	1,156	24	1,156
Interest rate	2.1622% to 3.9940%	—	—	—	—		—	—	—	—	—	—
Philippine Peso	6	—	—	—	—		6	273	—	273	6	273
Interest rate	1.5000%	—	—	—	—		—	—	—	—	—	—

	978	16	2	3	—		999	47,090	—	47,090	1,000	47,110

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	228	—	—	—		228	10,761	29	10,732	247	11,617
Interest rate	—	8.3500%	—	—	—		—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	51	42	17	11		126	5,945	41	5,904	134	6,298
Interest rate	1.9000%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	2.8850%		—	—	—	—	—	—
Philippine Peso	—	205	21	337	1,243		1,806	85,100	171	84,929	1,803	84,965
Interest rate	—	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.5500% to 6.2600%		—	—	—	—	—	—
Variable Rate
U.S. Dollar	25	542	217	273	34		1,091	51,397	413	50,984	1,091	51,396
Interest rate	0.8500% to 1.0000 over LIBOR %	0.3000% to 1.8000 over LIBOR %	0.7900% to 1.8000 over LIBOR %	0.7900% to 1.4500 over LIBOR %	0.9500 over LIBOR	%	—	—	—	—	—	—
Philippine Peso	—	4	2	102	70		178	8,365	22	8,343	177	8,365
Interest rate	—	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate %	BSP overnight rate - 0.3500 to BSP overnight rate	%	—	—	—	—	—	—

	30	1,030	282	729	1,358		3,429	161,568	676	160,892	3,452	162,641

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 28% and 38% of our consolidated debts were variable rate debts as at December 31, 2016 and 2015, respectively. Consolidated variable rate debt decreased to Php51,690 million as at December 31, 2016 from Php62,117 million as at December 31, 2015. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$724 million and US$875 million as at December 31, 2016 and 2015, respectively, approximately 92% and 87% of our consolidated debts were fixed as at December 31, 2016 and 2015, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until December 31, 2017. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 35 basis points, or bps, and 10 bps higher/lower, respectively, as compared to levels as at December 31, 2016. If U.S. dollar interest rates had been 35 bps higher/lower as compared to market levels as at December 31, 2016, with all other variables held constant, profit after tax for the year 2016 and our consolidated stockholders’ equity as at year end 2016 would have been approximately Php15 million and Php85 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 bps higher/lower as compared to market levels as at December 31, 2016, with all other variables held constant, profit after tax for the year 2016 and our consolidated stockholders’ equity as at year end 2016 would have been approximately Php3 million and Php4 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2016 and 2015:

	2016
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	38,722	270	38,452
Loans and receivables:
Advances and other noncurrent assets	17,068	—	17,068
Short-term investments	2,736	—	2,736
Investment in debt securities and other long-term investments	348	—	348
Retail subscribers	7,702	46	7,656
Corporate subscribers	5,506	188	5,318
Foreign administrations	5,191	—	5,191
Domestic carriers	220	—	220
Dealers, agents and others	5,817	1	5,816
HTM investments:
Investment in debt securities and other long-term investments	352	—	352
Financial instruments at FVPL:
Forward foreign exchange contracts	54	—	54
Short-term currency swaps	12	—	12
Short-term investments	2	—	2
Available-for-sale financial investments	12,189	—	12,189
Derivatives used for hedging:
Long-term currency swap	559	—	559
Interest rate swap	116	—	116

Total	96,594	505	96,089

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2016.

	2015
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	46,455	272	46,183
Loans and receivables:
Advances and other noncurrent assets	10,516	—	10,516
Short-term investments	744	—	744
Investment in debt securities and other long-term investments	595	—	595
Retail subscribers	10,210	46	10,164
Foreign administrations	5,199	—	5,199
Corporate subscribers	4,812	160	4,652
Domestic carriers	454	—	454
Dealers, agents and others	4,223	2	4,221
HTM investments:
Investment in debt securities and other long-term investments	408	—	408
Financial instruments at FVPL:
Short-term investments	685	—	685
Forward foreign exchange contracts	10	—	10
Available-for-sale financial investments	15,711	—	15,711
Derivatives used for hedging:
Interest rate swap	90	—	90
Long-term currency swap	71	—	71

Total	100,183	480	99,703

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2015.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2016 and 2015:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2016
Cash and cash equivalents	38,722	36,902	1,820	—	—
Loans and receivables:	63,586	26,762	8,180	9,646	18,998
Advances and other noncurrent assets	17,278	15,312	1,751	5	210
Short-term investments	2,736	2,736	—	—	—
Investment in debt securities and other long-term investments	348	348	—	—	—
Retail subscribers	20,290	2,770	3,639	1,293	12,588
Corporate subscribers	9,333	888	1,202	3,416	3,827
Foreign administrations	5,819	910	1,382	2,899	628
Domestic carriers	354	103	56	61	134
Dealers, agents and others	7,428	3,695	150	1,972	1,611
HTM investments:	352	352	—	—	—
Investment in debt securities and other long-term investments	352	352	—	—	—
Financial instruments at FVPL(3):	68	68	—	—	—
Forward exchange contracts	54	54	—	—	—
Short-term currency swaps	12	12	—	—	—
Short-term investments	2	2	—	—	—
Available-for-sale financial investments	12,189	10,197	1,992	—	—
Derivatives used for hedging:	675	675	—	—	—
Long-term currency swap	559	559	—	—	—
Interest rate swaps	116	116	—	—	—

Total	115,592	74,956	11,992	9,646	18,998

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in million pesos)
December 31, 2015
Cash and cash equivalents	46,455	41,509	4,946	—	—
Loans and receivables:	52,875	15,962	7,087	13,704	16,122
Advances and other noncurrent assets	10,717	10,204	307	5	201
Short-term investments	744	744	—	—	—
Investment in debt securities and other long-term investments	595	595	—	—	—
Retail subscribers	19,750	1,549	3,449	5,212	9,540
Corporate subscribers	9,263	1,162	1,316	2,334	4,451
Foreign administrations	5,514	933	1,744	2,522	315
Domestic carriers	540	88	100	266	86
Dealers, agents and others	5,752	687	171	3,365	1,529
HTM investments:	408	408	—	—	—
Investment in debt securities and other long-term investments	408	408	—	—	—
Available-for-sale financial investments	15,711	14,721	990	—	—
Financial instruments at FVPL(3):	695	695	—	—	—
Short-term investments	685	685	—	—	—
Forward foreign exchange contracts	10	10
Derivatives used for hedging:	161	161	—	—	—
Interest rate swaps	90	90	—	—	—
Long-term currency swap	71	71

Total	116,305	73,456	13,023	13,704	16,122

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2016 and 2015 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2016
Cash and cash equivalents	38,722	38,722	—	—	—	—
Loans and receivables:	63,586	34,942	4,095	602	4,949	18,998
Advances and other noncurrent assets	17,278	17,063	—	—	5	210
Short-term investments	2,736	2,736	—	—	—	—
Investment in debt securities and other long-term investments	348	348	—	—	—	—
Retail subscribers	20,290	6,409	1,106	41	146	12,588
Corporate subscribers	9,333	2,090	1,333	353	1,730	3,827
Foreign administrations	5,819	2,292	730	156	2,013	628
Domestic carriers	354	159	48	2	11	134
Dealers, agents and others	7,428	3,845	878	50	1,044	1,611
HTM investments:	352	352	—	—	—	—
Investment in debt securities and other long-term investments	352	352	—	—	—	—
Financial instruments at FVPL:	68	68	—	—	—	—
Forward foreign exchange contracts	54	54	—	—	—	—
Short-term currency swaps	12	12	—	—	—	—
Short-term investments	2	2	—	—	—	—
Available-for-sale financial investments	12,189	12,189	—	—	—	—
Derivatives used for hedging:	675	675	—	—	—	—
Long-term currency swap	559	559	—	—	—	—
Interest rate swaps	116	116	—	—	—	—

Total	115,592	86,948	4,095	602	4,949	18,998

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2015
Cash and cash equivalents	46,455	46,455	—	—	—	—
Loans and receivables:	52,875	23,049	5,436	1,306	6,962	16,122
Advances and other noncurrent assets	10,717	10,511	—	—	5	201
Short-term investments	744	744	—	—	—	—
Investment in debt securities and other long-term investments	595	595	—	—	—	—
Retail subscribers	19,750	4,998	2,064	499	2,649	9,540
Foreign administrations	5,514	2,677	314	290	1,918	315
Corporate subscribers	9,263	2,478	1,165	335	834	4,451
Domestic carriers	540	188	63	62	141	86
Dealers, agents and others	5,752	858	1,830	120	1,415	1,529
HTM investments:	408	408	—	—	—	—
Investment in debt securities and other long-term investments	408	408	—	—	—	—
Available-for-sale financial investments	15,711	15,711	—	—	—	—
Financial instruments at FVPL:	695	695	—	—	—	—
Short-term investments	685	685	—	—	—	—
Forward foreign exchange contracts	10	10
Derivatives used for hedging:	161	161	—	—	—	—
Interest rate swaps	90	90	—	—	—	—
Long-term currency swap	71	71

Total	116,305	86,479	5,436	1,306	6,962	16,122

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

However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2016, 2015 and 2014.

Item 19.	Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Amended Articles of Incorporation (as amended on June 14, 2016)

1(b).	Amended By-Laws (as amended on August 30, 2016)

2(a).	Terms and Conditions of the Voting Preferred Stock of PLDT

2(b).	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 27, 2017

PLDT INC.

By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on June 14, 2016)

1(b)	Amended By-Laws (as amended on August 30, 2016)

2	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DOCOMO (incorporated by reference to Schedule 13D/A (Amendment No. 2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

4(e)	Deed of Assignment dated April 30, 2013 between SPi Global Holdings, Inc. and Asia Outsourcing Philippines Holdings, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 2, 2014)

4(f)	Investment Agreement, dated as of August 6, 2014, among Global Founders GmbH, Emesco AB, AI European S.a.r.l, Rocket Beteiligungs GmbH, PLDT and Rocket Internet AG (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015)

4(g)	First Addendum to Investment Agreement, dated as of August 15, 2014, among Global Founders GmbH, Emesco AB, AI European S.a.r.l, Rocket Beteiligungs GmbH, PLDT and Rocket Internet AG (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015

4(h)	Joint Venture Agreement, dated as of August 6, 2014, between PLDT and Rocket Internet AG (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 26, 2015)

4(i)	Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc.

4(j)	First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc.

4(k)	Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation.

4(l)	Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc.

4(m)	Share Purchase Agreement, dated May 30, 2016, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation

6	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act