Form 20-F
period 2017-12-31
PLDT Inc.
filed 2018-04-05
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — Date of event requiring this shell company report __________

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2017:
216,055,775 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
300,000,870 shares of Non-voting Preferred Stock, Par Value Ten Philippine Pesos Per Share
150,000,000 shares of Voting Preferred Stock, Par Value One Philippine Peso Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the  Securities Act:  Yes ☒     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:   Yes ☒     No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan.  Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php49.96 to US$1.00 on December 31, 2017.  On March 26, 2018, the volume weighted average exchange rate quoted was Php52.29 to US$1.00.

In this annual report, each reference to:

•	ARPU means average revenue per user;
•	BIR means Bureau of Internal Revenue;
•	BSP means Bangko Sentral ng Pilipinas;
•	CMTS means cellular mobile telephone system;
•	CPCN means Certificate of Public Convenience and Necessity;
•	DFON means domestic fiber optic network;
•	Digitel means Digital Telecommunications Phils., Inc.;
•	DMPI means Digitel Mobile Philippines, Inc.;
•	DSL means digital subscriber line;
•	First Pacific means First Pacific Company Limited;
•	First Pacific Group means First Pacific and its Philippine affiliates;
•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;
•	FTTH means Fiber-to-the-HOME;
•	GSM means global system for mobile communications;
•	HSPA means high-speed packet access;
•	IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;
•	IGF means international gateway facility;
•	IP means internet protocol;
•	IT means information technology;
•	LEC means local exchange carrier;
•	LTE means long-term evolution;
•	MVNO means mobile virtual network operations;
•	NGN means Next Generation Network;
•	NTC means the National Telecommunications Commission of the Philippines;
•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;
•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;
•	PCEV means PLDT Communications and Energy Ventures, Inc.;
•	PDRs means Philippine Depositary Receipts;
•	Philippine SEC means the Philippine Securities and Exchange Commission;
•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•	PLP means PLDT Landline Plus;
•	PSE means the Philippine Stock Exchange, Inc.;
•	R.A. means Republic Act of the Philippines;
•	SIM means Subscriber Identification Module;
•	Smart means Smart Communications, Inc.;
•	U.S. SEC means the United States Securities and Exchange Commission;
•	VAS means Value-Added Service;
•	VoIP means Voice over Internet Protocol;
•	VPN means virtual private network;
•	W-CDMA means Wideband-Code Division Multiple Access; and
•	WiMAX means Worldwide Interoperability for Microwave Access.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2017, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.  Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector.  We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS.  Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS.  Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA.  Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2017, 2016 and 2015 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees.  Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2017, 2016 and 2015 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2017, 2016 and 2015 and for the financial years ended December 31, 2017, 2016 and 2015, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F.  As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2017, 2016 and 2015 have been prepared and presented in conformity with IFRS.  The selected consolidated financial information as at December 31, 2014 and 2013 have been derived from our audited financial statements not included in this annual report.

	2017(1)	2017	2016	2015	2014	2013
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US$ 3,201	Php 159,926	Php 165,262	Php 171,103	Php 170,835	Php 168,211
Service revenues	3,026	151,165	157,210	162,930	164,943	163,932
Non-service revenues	175	8,761	8,052	8,173	5,892	4,279
Expenses	3,011	150,415	140,559	139,268	130,457	125,514
Net income for the year	270	13,466	20,162	22,075	34,090	35,453
Continuing operations	270	13,466	20,162	22,075	34,090	33,384
Discontinued operations	—	—	—	—	—	2,069
Earnings per common share for the year attributable to equity holders of PLDT
Basic	1.23	61.61	92.33	101.85	157.51	163.67
Diluted	1.23	61.61	92.33	101.85	157.51	163.67
Earnings per common share from continuing operations for the year attributable to equity holders of PLDT
Basic	1.23	61.61	92.33	101.85	157.51	154.09
Diluted	1.23	61.61	92.33	101.85	157.51	154.09
Balance Sheets Data
Cash and cash equivalents	659	32,905	38,722	46,455	26,659	31,905
Total assets	9,196	459,444	475,119	455,095	436,295	399,638
Net assets	2,225	111,183	108,537	113,898	134,668	137,326
Total long-term debt - net of current portion	3,156	157,654	151,759	143,982	115,399	88,924
Total debt(2)	3,455	172,611	185,032	160,892	130,123	104,090
Total liabilities	6,971	348,261	366,582	341,197	301,627	262,312
Total equity attributable to equity holders of PLDT	2,139	106,842	108,175	113,608	134,364	137,147
Weighted average number of common shares for the year (in thousands)	216,056	216,056	216,056	216,056	216,056	216,056
Other Data:
Depreciation and amortization	1,039	51,915	34,455	31,519	31,379	30,304
Ratio of earnings to fixed charges(3)	2.3x	2.3x	3.1x	4.0x	6.4x	5.7x
Net cash provided by operating activities	1,123	56,114	48,976	69,744	66,015	73,763
Net cash used in investing activities	(422)	(21,060)	(41,982)	(39,238)	(51,686)	(21,045)
Net cash used in financing activities	(807)	(40,319)	(15,341)	(11,385)	(19,897)	(59,813)
Dividends declared to common shareholders	329	16,421	22,902	32,841	39,970	37,809
Dividends declared per common share	1.52	76.00	106.00	152.00	185.00	175.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS.  For convenience, the Philippine peso financial information as at and for the year ended December 31, 2017, has been converted into U.S. dollars at the exchange rate of Php49.96 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2017.  This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion.
(3)	Please refer to Exhibit 7 for detailed information and computation of ratio of earnings to fixed charges.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2017 and 2016:

	No. of shares		December 31,
	2017	2016	2017	2016
	(in millions)		(Pesos in millions)
Non-Voting Preferred Stock
10% Cumulative Convertible Preferred Stock II and JJ*	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	360	360
Voting Preferred Stock	150	150	150	150
	450	450	510	510
Common Stock	216	216	1,093	1,093
Total	666	666	1,603	1,603

*

On June 8, 2015, the Company issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock, which are currently outstanding.  In April 2011, the Company issued 370 shares of Series II 10% Cumulative Convertible Preferred Stock, all of which were redeemed by May 11, 2016.

**	Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2015, 2016 and 2017:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Pesos)	(Pesos in millions)
2015	August 4, 2015	August 27, 2015	September 25, 2015(1)	65	14,044
2015	February 29, 2016	March 14, 2016	April 1, 2016	57	12,315
				122	26,359
2016	August 2, 2016	August 16, 2016	September 1, 2016	49	10,587
2016	March 7, 2017	March 21, 2017	April 6, 2017	28	6,050
				77	16,637
2017	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
2017	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
				76	16,421

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2013	175.00	4.16
Regular Dividend – April 18, 2013	60.00	1.45
Regular Dividend – September 27, 2013	63.00	1.45
Special Dividend – April 18, 2013	52.00	1.26
2014	185.00	4.14
Regular Dividend – April 16, 2014	62.00	1.39
Regular Dividend – September 26, 2014	69.00	1.54
Special Dividend – April 16, 2014	54.00	1.21
2015	152.00	3.35
Regular Dividend – April 16, 2015	61.00	1.37
Regular Dividend – September 25, 2015(1)	65.00	1.39
Special Dividend – April 16, 2015	26.00	0.59
2016	106.00	2.29
Regular Dividend – April 1, 2016	57.00	1.24
Regular Dividend – September 1, 2016	49.00	1.05
2017	76.00	1.51
Regular Dividend – April 6, 2017	28.00	0.56
Regular Dividend – September 8, 2017	48.00	0.95

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

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

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	High(2)	Low(3)
2013	Php 44.40	Php 42.66	Php 40.57	Php 44.66
2014	44.74	44.45	43.64	44.87
2015	47.12	45.62	44.08	47.44
2016	49.77	47.67	45.92	49.98
2017	49.96	50.41	49.40	51.80
2018 (through March 26, 2018)	52.29	51.42	49.77	52.34

Source:  Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End	Average(1)	High(2)	Low(3)
2017
September	Php 50.83	Php 50.99	Php 50.63	Php 51.24
October	51.69	51.39	50.95	51.80
November	50.35	50.97	50.35	51.49
December	49.96	50.37	49.92	50.74
2018
January	51.34	50.57	49.77	51.42
February	52.07	51.82	51.21	52.35
March (through March 26, 2018)	52.29	52.06	51.86	52.34

Source:  Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience.  Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2017 of Php49.96 to US$1.00.  You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate.  As at March 26, 2018, the exchange rate quoted through the Philippine Dealing System was Php52.29 to US$1.00.  Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

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

The rapid change of technology and proliferation of OTT services, also known as VoIP services (such as Facebook, Skype, Viber, WhatsApp and other similar services), have disrupted our business. Due to the adoption of new technologies, changing customer habits, and the growing popularity of these new OTT services, our traditional revenue sources, such as short messaging service, or SMS, voice and international calling services, have declined, and we expect this trend to continue.

Growing mobile data usage in the Philippines, coupled with the prevalence of OTT services have negatively impacted our domestic calling service in recent years.  OTT services continue to increasingly compete with us in voice and data services and continue to affect our business model.  We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine government to roll-out its free WiFi services to various municipalities in the country.  Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years.

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

The anticipated entry of a third major telecommunications player and/or increased competition from other telecommunications services providers may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in the Philippines would not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition among existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospects by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services.  Competition in the mobile telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference, while competition in the fixed line side is beginning to escalate as well.  Vital capacity and coverage expansion may continue to increase our capital expenditures.  Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market.  Our principal mobile competitor, Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice, SMS, and data offers.  It has also expressed interest to compete more actively in the fixed line segment, and has started to offer fixed line products and services.

In 2017, the Philippine government announced its intentions to introduce in the Philippines telecommunications market a third major company.  The process for the establishment of this third major player is currently underway, and is heavily supported by the Philippine government.  Media reports indicate that established international telecommunications companies are part of the shortlist.  A third major player will likely adversely threaten our market share.  Furthermore we believe that the third player, when it enters the market, may put forth aggressive offers to lure customers away from us and Globe.  To maintain our competitive posture, we may need to match those offers and offer other incentives to prevent existing customers from switching.  A loss of market share and increased costs to maintain our competitive posture will adversely affect our business, financial condition and results of operations.

In addition to the entry of a third major player, we cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our mobile and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures, lose customers or reduce our rates, resulting in a reduction in our profitability.

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

Our reliance on outsourcing and strategic sourcing arrangements, technology vendor contracts, and other partnerships and/or joint ventures may prevent us from meeting organizational targets or impact our brand image.

We have entered into a number of outsourcing agreements with technology vendors covering key operations in order to improve efficiencies and maximize knowledge transfer. These arrangements may disrupt existing operations and result in resistance among employees.  Furthermore, any delays in implementation or failure to bring about the desired results will hamper our ability to meet our medium-term targets.

In particular, as part of our extensive capital expenditures program to overhaul our fixed and wireless networks infrastructure and our IT systems, we have entered into agreements with Amdocs and Huawei to upgrade and modernize a significant portion of our IT infrastructure.  We cannot guarantee that we will be able to accomplish this transformation in a timely fashion, or at all, or in the manner intended. Furthermore, we cannot guarantee that such transformation will not result in service disruptions, network outages or encounter other issues that may detrimentally affect consumer experience. This may adversely affect our business, financial condition and results of operations.

Our business relies heavily as well on third party vendors, some of whom may encounter financial difficulties or consolidate with other vendors. This may result in shrinking the already limited pool of qualified vendors which in turn may materially impact their ability to fulfill their obligations and thereby impact our operations.

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines.  As a result, we depend on the continued development and growth of this industry in the Philippines.  The mobile penetration rate in the country, however, has already reached approximately 118% as at December 31, 2017, and thus the industry may well be considered mature.  Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, and the amount of disposable income of existing and potential subscribers.  Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or reducing the rate of its growth, could materially harm our business, results of operations, financial condition and prospects.

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

Failure to renew CPCNs

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress, and to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. Some of our CPCNs and provisional authorities have already expired. Although we have filed applications for extension of these CPCNs and provisional authorities, we cannot assure you that the NTC will grant the applications for renewal.  Failure to renew CPCNs can materially and adversely affect our ability to conduct the essential functions of our business, and therefore adversely affect our financial condition and results of operations.  See Item 4. “Information on the Company – Licenses and Regulations” for more information.

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

On May 19, 2017, Republic Act No. 10926 took effect which extended the Legislative Franchise of Smart.  The law contains a provision which exempts Smart from the requirement of listing of shares if a grantee is wholly owned by a publicly listed company with at least thirty per centum (30%) of whose authorized capital stock is publicly listed. Thus, Smart is in compliance with RA 7925.

We cannot assure you that any of our franchise, permits or licenses will not be revoked and any such revocation could have a material adverse effect on our business, financial conditions or prospects.

Our business is significantly affected by laws and regulations, including regulations in respect of rates and taxes and laws relating to anti-competitive practices and monopoly.

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

Moreover, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly.  The Philippine Competition Act came into effect on August 8, 2015 and prohibits practices that restrict market competition through anti-competitive agreements and abuse of a dominant position.  It also requires parties to provide notification and obtain clearance for certain mergers and acquisitions.  The Philippine Competition Act prescribes administrative and criminal penalties for violations of these prohibitions.  While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that any new or existing governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippine telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future.

In particular, PLDT was engaged in litigation with the Philippine Competition Commission, or the PCC, relating to PLDT’s investments in VTI, Bow Arken and Brightshare, or the SMC Transactions.  Although the Court of Appeals, or CA, among other things, compelled the PCC to recognize that the SMC Transactions as deemed approved by operation of law, the CA did clarify the that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.  Any future expansion in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects.  In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services.  See Note 10 – Investments in Associates and Joint Ventures – Notice of Transaction filed with the Philippine Competition Commission, or PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislation such as R.A. 10173 or the Philippine Data Privacy Act of 2012, or the Privacy Act, its Implementing Rules and Regulations and other related issuances of the Philippine SEC recognizes as a policy of the Philippine government the protection of the fundamental human right of privacy, while ensuring the free flow of information to promote innovation and growth.  The Privacy Act provides for the protection of personal data of Philippine data subjects, which are subjected to processing conducted by any natural and juridical person in the government or private sector. The Philippine SEC has been actively enforcing the implementation and compliance of entities covered by the Privacy Act since the release of its Rules in 2016.

We began the design and implementation of a Personal Data Privacy Policy (the “Policy”) in 2016.  This Policy requires the regular conduct of privacy impact assessments against business processes, products, and systems that involve any form of processing of personal data. Such assessments have resulted in major process overhauls and adjustments to contractual obligations of third-party business partners.

Failure to adhere to this Policy may result in penalties and sanctions against erring or negligent employees and third-party business partners. We have employed measures to ensure the protection of related data, so as to avoid the loss of customer confidence and damage to the PLDT brands, any of which could potentially have an adverse effect to business. We cannot, however, guarantee these measures will be successful.

Similar foreign regulatory bodies have likewise introduced data protection standards and regulations concerning cross border data processing.  Some countries have achieved a more mature state of implementation, while other countries have yet to define or implement them. While the Philippines may generally be considered to be in the early stages of adoption, our exposure to international markets and partners which require cross border data processing may become a challenge in our operations.  International laws need to be interpreted and considered in our policies and practices, which may consequently require material changes to internal business operations and practices. Complying with these varying international requirements may lead to substantial implementation costs or penalties in the case of non-compliance.

Inadequate handling of confidential information, including personal customer information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

We possess a substantial amount of personal information of our customers.  In the event an information leak occurs, we might be subjected to penalties under the data privacy law, our credibility and corporate image may be significantly damaged, and we may experience an increase in cancellations of customer contracts and slower increase in additional subscriptions, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The available radio frequency spectrum is one of the principal limitations on a wireless network’s capacity, and there are limitations in the spectrum and facilities available to us to provide our services. Our future wireless growth will increasingly depend on our ability to offer innovative video products and data services and a wireless network that has sufficient spectrum and capacity to support these innovations. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum.

Our competitiveness may decline if we cannot obtain the necessary or optimal allocation of spectrum from the Philippine government.  If the Philippine government does not fairly allocate spectrum to wireless providers in general, revoke spectrum previously granted to us, or if we cannot acquire needed spectrum or deploy the services customers desire on a timely basis without burdensome conditions or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

Other mobile service providers in the world may not adopt or use the technologies and the frequency bands that are compatible with ours, which could affect our ability to sufficiently offer international services.

If a sufficient number of mobile service providers do not adopt the technologies and the frequency bands that are compatible with ours, if mobile service providers switch to other technologies or frequency bands, or if there is a delay in the introduction and expansion of compatible technologies and frequency bands, we may not be able to offer international roaming or other international services as expected, which may adversely affect our business.

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

•

the compatibility of the economic, business or other strategic objectives and goals of the acquired company with those of the PLDT Group, as well as the ability to execute the identified strategies in order to generate fair returns on the investment; and

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies.  For example, in 2014, we invested in Rocket Internet SE (formerly Rocket Internet AG), or Rocket, to drive the development of online and mobile payment solutions, the fair value of which has declined significantly since our investment.  Due to the significant decline in fair value of our investment in Rocket Internet, we recognized a series of impairments that amount to, in the aggregate, Php11,045 million, since then.  See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies” and Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information.  Credit ratings and market values of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors.  As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

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

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment, which are being undertaken.  The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

•	shortages of equipment, materials and labor;
•	delays in issuance of national and local government building permits;
•	work stoppages and labor disputes;
•	interruptions resulting from man-made events (e.g., sabotage), inclement weather and other natural disasters;
•	rapid technological obsolescence
•	inability of vendors to deliver on commitments
•	unforeseen engineering, environmental and geological problems; and
•	unanticipated cost increases.

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

Our business relies on secure network infrastructure and computer systems, and any cyber-attacks against them, or the perception of such attacks, may materially adversely affect our operations, financial condition and results of operations.

Our business operations rely on us securely maintaining our network infrastructure and computer systems. A cyber-attack on our systems could cause service disruptions, damage to our systems and infrastructure, including damage to our physical assets, malfunction of our technology or services, accidental and/or deliberate misuse of our systems and other assets, alteration of our technology, publication of our proprietary technologies, methods, processes, business strategies and other confidential information,  as well as unauthorized access to confidential information about our customers, including their financial information, any of which may lead to reputational harm, loss of confidence in our brand, litigation, regulatory actions and loss in customers, each of which, individually or in the aggregate may materially adversely affect our business, financial condition and results of operations.

During 2017, Smart subscribers reported cases of not being able to access popular websites or common mobile applications as well as frequent prompts for captcha verification (end-user validation which requires the user to input certain information or complete certain task to access the desired webpage). Upon investigation, it was revealed that spam emails and malware network activities were emanating from our subscribers’ devices. Our IP ranges were consequently black-listed and tagged with poor reputation. To resolve the issue, we implemented several measures to prevent spam activity on our network.

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

Cable and equipment theft, equipment failures, natural disasters, man-made events, terrorist acts and territorial disputes may materially adversely affect our operations.

Theft of telecommunication cables, major equipment failures or natural disasters, including severe weather, terrorist acts or other similar or related contingencies could adversely affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our customer account support and information systems, or employee and business records, and could have a material adverse effect on our operations.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment.  Our consolidated capital expenditures totaled Php40,299 million, Php42,825 million and Php43,175 million for the years ended December 31, 2017, 2016 and 2015, respectively.  We currently estimate that our consolidated capital expenditures in 2018 will be approximately Php58 billion.

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

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos.   See Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by approximately 21% from a high of Php41.08 for year end 2012 to Php49.96 as at December 31, 2017 and further depreciated to Php52.29 as at March 26, 2018.  We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

•	political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;
•	global economic and financial trends;
•	the volatility of emerging market currencies;
•	any interest rate increases by the Federal Reserve Bank of the United States and/or the BSP; and
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

The principal factors that could negatively affect our ability to comply with the financial ratio covenants and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses.  Of our total consolidated debts, approximately 20% and 31% were denominated in U.S. dollars as at December 31, 2017 and 2016, respectively.  Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of the consolidated debt amounts were approximately 8% in each of December 31, 2017 and 2016, and therefore these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

If we are unable to meet our debt service obligations or comply with our debt covenants, we may need  to restructure or refinance our indebtedness, seek additional equity capital or sell assets.  An inability to effect these measures successfully could result in a declaration of default and an acceleration of maturities of some or all of our indebtedness, which could have a material adverse effect on our business, results of operations and financial condition.

Our subsidiaries could be limited in their ability to pay dividends to us due to internal cash requirements and their creditors having superior claims over their assets and cash flows, which could materially and adversely affect our financial condition.

A significant part of our total revenues and cash flows from operations are derived from our subsidiaries, particularly Smart.  Smart has significant internal cash requirements for debt service, capital expenditures and operating expenses and as a result, may be financially unable to pay any dividends to PLDT.  Although Smart has been making dividend payments to PLDT regularly since December 2002, there can be no assurance that PLDT will continue to receive these dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

As at January 31, 2018, the First Pacific Group and its Philippine affiliates, NTT Communications and NTT DOCOMO, and JG Summit Holdings, Inc. and its affiliates, or JG Summit Group, collectively, beneficially own approximately 53.93% in PLDT’s outstanding common stock (representing 31.83% of our overall voting stock).  See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT, and the rights granted pursuant to the Cooperation Agreement, Strategic Agreement and the Shareholders Agreement.

Additionally, all of PLDT’s shares of voting preferred stock, which represent approximately 41% of PLDT’s total outstanding shares of voting stock are owned by a single stockholder, BTF Holdings, Inc., or BTFHI.

The FP Parties and/or NTT Communications and/or NTT DOCOMO and/or JG Summit Group and/or BTFHI may exercise their respective voting rights over certain decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT.

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

We are unionized and are vulnerable to work stoppages, slowdowns or increased labor costs.

As at December 31, 2017, PLDT has three employee unions, representing in the aggregate 5,328, or 30%, of the employees of the PLDT Group.  This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability.  For instance, PLDT experienced a significant charge from its manpower rightsizing program in 2017, mainly incurred in the fixed-line business.  See Note 5 – Income and Expenses – Compensation and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Each of our different employee groups may require separate collective bargaining agreements. If any group of our employees and PLDT are unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

Additionally, in 2017, PLDT received a Compliance Order from the Department of Labor and Employment of the Philippines, or DOLE, on July 3, 2017 in connection with the non-payment of statutorily required monetary benefits, including the 13th month salary, to certain contract workers. The Compliance Order held the PLDT Group liable for Php78.6 million. We cannot guarantee that PLDT or its subsidiaries will not be subject to similar proceedings or other labor-related regulatory activities, the results of which may have an adverse reputational and/or financial impact. See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Adverse results of any pending or future litigation, internal or external investigations and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies.  In December 2017, the Philippines’ long-term foreign currency-denominated debt was affirmed by Fitch Ratings, or Fitch, as investment-grade with a rating of BBB+ with a stable outlook, and Standard and Poor’s, or S&P, and Moody’s Investor Service, or Moody’s, affirmed the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB+ and Baa2, respectively, with a stable outlook.  Though investment grade, the relatively low sovereign rating of the Philippine Government will directly and adversely affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign.  No assurance can be given that Fitch, Moody’s, S&P, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT.  Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

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

We are the leading fixed line service provider in the Philippines accounting for approximately 64% of the total reported fixed line subscribers nationwide as at December 31, 2017.  Smart and DMPI, the PLDT Group’s mobile service providers, collectively, account for approximately 49% of the total reported mobile subscribers nationwide as at December 31, 2017.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php319,763 million, or US$6,400 million, as at December 31, 2017, representing one of the largest market capitalizations among Philippine-listed companies.  We had total revenues of Php159,926 million, or US$3,201 million, and net income attributable to equity holders of PLDT of Php13,371 million, or US$268 million, for the year ended December 31, 2017.

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

Recent Developments

PCEV’s Sale of Receivables from Metro Pacific Investments Corporation, or MPIC

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million.  The receivables consist of the partial proceeds from the sale of PCEV’s shares in Beacon to MPIC done in 2016 and 2017.

Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

Agreement between PLDT and Smart and Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing 70% economic interest in Hastings Holdings, Inc., to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and ePLDT subsequently ceased to have any economic interest in Hastings.

PLDT’s subscription to Vega Telecom, Inc., VTI’s, new preferred shares

On December 15, 2017, PLDT and Globe each subscribed to 600,000 new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5,000 per subscribed share (inclusive of a premium over par of Php4,000 per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement. The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

Transfer of iCommerce to PLDT Online

On December 14, 2017, Voyager Innovations Holdings, Pte. Ltd., or VIH, and PLDT Online entered into a sale and purchase agreement wherein VIH sold all its 10,000 ordinary shares in iCommerce to PLDT Online for a total purchase price of SGD1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, PLDT Online paid VIH US$8.9 million inclusive of interest as at November 30, 2017.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10MHz of 3G frequency in the 2100 band and related permits.

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

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all cost related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunication company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest in CURE as a condition to the sale and transfer of DTPI shares to PLDT.

See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18 “Financial Statements” for further details.

PLDT’s investment in Trans-Pacific cable system

On October 30, 2017, PLDT announced that it is investing approximately Php7,000 million in the new Trans-Pacific cable system Jupiter to improve PLDT’s international cabling capacity and reinforce the resiliency of its undersea fiber links to the U.S. and Japan.  This investment will include purchases by PLDT of complementary terminal equipment and other related facilities in the Philippines, Japan and the U.S.

Transformation Incentive Plan

On September 26, 2017, the Board of Directors of PLDT approved the Transformation Incentive Plan, or the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of PLDT common shares of stock, or the Performance Shares, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  See Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further details.

Transfer of SBI’s Home Broadband Subscription Assets to PLDT

On September 26, 2017, the Board of Directors of PLDT and SBI, a PLDT subsidiary providing wireless broadband service, approved the sale and transfer of SBI’s trademark, subscribers (both individual and corporate) and all of SBI’s assets, rights and obligations directly or indirectly connected to its HOME Ultera and

HOMEBRO WiMAX businesses to PLDT.  Subsequent to the transfer, SBI will continue to provide broadband services to its existing Canopy subscribers using a portion of Smart’s network.

Subscription of PLDT Online in iflix Convertible Note

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75.5 million, in a new funding round led by Hearst Entertainment.  The convertible note was paid on August 8, 2017.  The note is zero coupon, senior and unsubordinated, non-redeemable, transferable, and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

Sale of PCEV’s Remaining Beacon Shares to MPIC

On June 13, 2017, PCEV entered into a share purchase agreement with MPIC to sell its remaining 25% equity interest in Beacon for a total consideration of Php21,800 million.  MPIC settled a portion of the consideration amounting to Php12,000 million upon closing and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.  The unpaid balance from MPIC is measured at fair value using a discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After the sale of PCEV’s remaining 25% interest in Beacon, PCEV continues to hold its representation in the Board and participate in decision making.  As set forth in the SPA: (i) the Seller shall be entitled to nominate one director to the Board of Directors of PCEV (“Seller’s Director”) and MPIC agrees to vote its shares in PCEV in favor of such Seller’s Director; and (ii) the Buyer shall cede to the Seller the right to vote all of the Shares (“Proxy Shares”).  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by the Company, the Seller’s Director shall exercise its voting rights, and shall vote, in accordance with the recommendation of the Buyer on such matter.  As a result, PCEV’s previously joint control over Beacon has become significant influence.

Sale of SPi Global by Asia Outsourcing Gamma Limited, or AOGL

On May 19, 2017, AOGL entered into a sale and purchase agreement with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale on various dates in 2017 and 2018, PGIC received a total cash distribution of US$57 million from Beta through redemption of a portion of its ordinary shares.  AOGL is a wholly-owned subsidiary of Beta which is, in turn, owned 73.35% by CVC Capital Partners, one of the world’s leading private equity and investment advisory firms, and 18.32% by PLDT through its indirect subsidiary, PGIC.

For more information relating to the (1) DOLE Compliance Order to PLDT, see Note 27 – Provisions and Contingencies; (2) Petition against the Philippine Competition Commission, see Note 10 – Investment in Associates and Joint Ventures; and (3) Wilson Gamboa and Jose M. Roy III Petition, see Note 27 – Provisions and Contingencies, to the accompanying audited consolidated financial statements Item 18. “Financial Statements”.

Business Overview

As at December 31, 2017, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

While our legacy business of voice and SMS still provides the majority of our revenues, data, whether mobile internet (accessed via the mobile phone) or broadband (accessed via dongles and other similar devices), is the focus area of our business today.  We generate data revenues from across all segments of our wireless business.

We provide (a) mobile services, (b) home broadband services, (c) digital platforms and mobile financial services, and (d) MVNO and other services, through our wireless business, which contributed approximately 95%, 3% and

(collectively for digital platforms and mobile financial services, and MVNO and other services) 2%, respectively, of our wireless service revenues in 2017.  Mobile data usage has surged in the past several years while voice and SMS usage has slowed down.  Wireless revenues contributed 59% of our total revenues in 2017 as compared to 64% and 68% for the years ended December 31, 2016 and 2015, respectively.  Our mobile service revenues, were 90%, 92% and 91% of our total wireless revenues in 2017, 2016 and 2015, respectively.

Our mobile services, which accounted for approximately 95% of our wireless service revenues for the year ended December 31, 2017, are provided through Smart and DMPI with 58,293,908 total subscribers as at December 31, 2017 as compared to 62,763,209 total subscribers as at December 31, 2016, and 68,612,118 total subscribers as at December 31, 2015, representing a combined market share of approximately 49%, 50% and 55% as at December 31, 2017, 2016 and 2015, respectively.  Our mobile revenue market share has been eroding by the combined impact of aggressive price competition, the ongoing upgrade of our mobile network and the consequent loss of subscriber market share.  This was exacerbated by a larger proportion of legacy revenues from SMS and international voice relative to competition, that offset growth in our mobile data revenues.  Moreover, mobile penetration in the Philippines decreased to approximately 118% in 2017 from 124% in 2016, and account for approximately 29 and 34 times the country's fixed line penetration in 2017 and 2016, respectively, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2017, approximately 96% of our mobile subscribers were prepaid service subscribers.  The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

The continued growth of internet usage by smartphone and broadband dongle users resulted in significant increase in our mobile data revenues.  As a result, our mobile internet revenues, which are part of our mobile data service revenues, increased by Php2,919 million, or 17%, to Php20,086 million in 2017 from Php17,167 million in 2016.  Our mobile internet revenues contributed 76% and 67% of our mobile data service revenues in 2017 and 2016, respectively.  Conversely, mobile broadband revenues, which are derived from the use of dongles and other similar mobile broadband devices, decreased by Php2,117 million, or 26%, to Php6,030 million.

Smart’s and DMPI’s wireless network provides extensive coverage in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines.  Our low spectrum band resources (700MHz, 850MHz and 900MHz) are primarily used to provide coverage whilst higher spectrum bands (1800MHz, 2100MHz, etc.) provide additional capacity. Our network supports HSPA+ (for 3G) and LTE-Advanced.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients.  Our fixed line business group offers voice, data and miscellaneous services.  We had 2,663,210 fixed line subscribers as at December 31, 2017, an increase of 224,737, or 9%, from 2,438,473 fixed line subscribers as at December 31, 2016, mainly due to higher net additions in 2017 compared with 2016.  Revenues from our fixed line business were 49%, 44% and 40% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.  International voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services.  An increase in our data service revenues in recent years has mitigated such decline to a certain extent.  Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 13,070-kilometer long DFON is complemented by an extensive digital microwave backbone network operated by Smart.  This microwave network complements the higher capacity fiber optic networks and is vital in delivering reliable services to areas not covered by fixed terrestrial transport network.  Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area.  Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have economic interests.

See Item 4. “Information on the Company – Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Others

Our other business in 2017 consisted primarily of PCEV, an investment holding company, which owns an 8.74% effective interest in Meralco as at December 31, 2016 through its 25% equity interest in Beacon, until the full divestment of Beacon shares to MPIC on June 13, 2017.  PLDT Global Investments Corporation, or PGIC, which owns an 18.32% economic interest in Beta, an investment holding company of SPi Technologies, Inc. and its subsidiaries, or SPi Group, where we reinvested approximately US$40 million of the proceeds from the sale of BPO in 2013; and PLDT Digital Investments Pte. Ltd., or PLDT Digital, an investment holding company, which owns a 6.1% equity interest in Rocket, through its wholly-owned subsidiary, PLDT Online.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Plans” for capital expenditures planned for 2018 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2015, 2016 and 2017.

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

On May 19, 2017, AOGL entered into a Share Purchase Agreement with Partners Group, relating to the acquisition of SPi Global for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.

On June 13, 2017, PCEV entered into a Share Purchase Agreement with MPIC to sell its remaining 25% equity interest in Beacon, consisting of 646 million shares of common stock and 458 million shares of preferred stock, for a total consideration of Php21,800 million.

See Item 4. “Recent Developments” for further information.

Organization

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands.  PLDT, Smart, TNT and Sun are widely recognized brand names in the Philippines.  We have built the PLDT brand name for almost 90 years as the leading telecommunications provider in the Philippines.  Smart is recognized in the Philippines as an innovative provider of high-quality mobile services.  The TNT brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand.  Since its launch in 2003, Sun has built considerable brand equity as a provider of “unlimited” services.  Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•	Leading Market Shares. We have maintained our position as a market leader in fixed line and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources.  We derive our revenues from two of our business segments, namely, Wireless and Fixed Line, with each contributing 54% and 46%, respectively, to our total revenues in 2017, 59% and 41%, respectively, in 2016, and 63% and 37%, respectively, in 2015.  Revenue sources of our wireless business include mobile (voice, SMS, mobile data, and inbound roaming and other mobile services), home broadband, digital platforms and mobile financial services, and MVNO and other services.  Revenues from mobile voice and SMS have been declining over the past several years, but this decline has been partly mitigated by the increase in revenues from data services, particularly mobile internet and mobile broadband services.  Our fixed line business derives service revenues from voice (local exchange, international and domestic services), data and miscellaneous services.  Revenues from international and domestic fixed line services have been declining over the past several years due to pressures on traditional fixed line voice revenues as a result of the popularity of OTT service providers, but have been offset by the significant revenue contributions from our home broadband, corporate data and leased lines, and data center and IT services, as well as higher revenues from our local exchange service.

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

•

Strengthen our leading position in the data and broadband market.  Leveraging on the inherent strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business, particularly mobile internet.  Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services.  We will also accelerate the deployment of new base stations to boost quality and coverage, and accommodate technology bands under the co-use arrangements we entered into with BellTel, one of VTI’s subsidiaries.

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

•

Maintain a strong financial position and improve shareholder returns. In 2017, we paid out dividends approximately 60% of our core earnings.  We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas.  As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses.  We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses.

Business

Wireless

We provide mobile, home broadband, digital platforms and mobile financial services, as well as MVNO and other services, through our wireless business.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
Systemwide mobile subscriber base	58,293,908	62,763,209	68,612,118
Prepaid	55,776,646	59,952,941	65,063,860
Postpaid	2,517,262	2,810,268	3,548,258
Home Broadband subscriber base	237,354	270,203	258,776
Growth rate of mobile subscribers
Prepaid	(7%)	(8%)	(6%)
Postpaid	(10%)	(21%)	8%
Growth rate of Home Broadband subscribers	(12%)	4%	(22%)
Wireless service revenues (in million pesos)	88,652	100,582	110,716
Mobile	84,439	96,497	105,655
Home Broadband	2,556	2,772	3,040
Digital platforms and mobile financial services	1,240	728	1,051
MVNO and others	417	585	970
Percentage to wireless service revenues
Mobile	95%	96%	95%
Home Broadband	3%	3%	3%
Digital platforms and mobile financial services	1%	1%	1%
MVNO and others	1%	—	1%
Percentage of wireless service revenues to total service revenues	59%	64%	68%

Mobile Services

We market nationwide mobile communications services under the brand names Smart, TNT and Sun, each focusing on specific segments of the market. With a continuous and in-depth consumer understanding program, each of our brands is able to provide relevant products and drive behavior to our target segments.

In 2017, we clustered our programs to focus on the following objectives: (i) reinforcing our data network; (ii) driving mobile data usage and monetization; and (iii) managing voice and SMS revenues.

Reinforcing our Data Network

We are committed to providing our customers with a superior data experience.  We believe the key to achieving this is a superior network in terms of coverage, capacity and internet speeds.  We have completed the network upgrades in Davao, Cebu, Rizal and parts of Metro Manila and have initiated the next step of our network upgrade strategy.  This involves the upgrade of the network in Metro Manila to support LTE Carrier Aggregation which can deliver speeds of up to 400Mbps.

We have made vast improvements with our comprehensive network modernization program.  In 2017, we have deployed LTE to more than 1,200 sites outside of the key metros.  Subscribers from 582 municipalities in 65 provinces outside Metro Manila now have access to high speed LTE services.  By 2018, 90% of all cities and municipalities in the Philippines are expected to be covered by our mobile broadband services as committed to the NTC.

In April 2017, Smart, together with Ericsson Philippines, made the country’s first successful mobile call using Voice over LTE, or VoLTE.  VoLTE will enable users with capable device to utilize 4G/LTE network even when making or receiving calls, providing users direct global reach and enhanced voice quality.

In August 2017, Smart has successfully activated 4-component carrier (4CC) aggregation in the country’s premiere tourist destination, Boracay Island, enhancing data service quality and speeds of up to 280Mbps.

Driving Mobile Data Usage and Monetization

With our network improvements, we are able to provide innovative mobile internet offers to suit the demands of our varying consumer segments.

Smart Prepaid

To increase data usage among subscribers, Smart Prepaid enhanced its data portfolio by introducing All Out Surf, a complete data, call, and text plan that enables entry-level data users to connect with friends and family whether through Facebook, messaging apps, voice calls or SMS, and GigaSurf, which offers higher data bandwidth, thereby enabling users to watch videos, play mobile games, stream music, view and share live videos, and stay updated on their social networks.

In October 2017, Smart Prepaid rolled out All Out Surf 99 and GigaSurf 99 to cover the weekly data needs of customers.  All Out Surf 99 comes with 1GB of data, unlimited Facebook access, unlimited texts to all networks, and 100 minutes of calls to Smart, TNT, and Sun, is valid for seven days at Php99.  GigaSurf 99, with 2GB of data and unlimited texts to all networks, is valid for seven days at Php99.

In the same month, Smart Prepaid launched its Video Time products, which combine content subscription and data for streaming under one package.  With Video Time, customers enjoy both access to iflix and iWant TV, as well as data, to readily stream and watch their favorite movies and TV shows on the go.  Video Time 99 includes subscription to iflix and iWant TV plus 2GB of data for streaming, and is valid for seven days at Php99.

To increase smartphone adoption, Smart Prepaid partners with leading smartphone vendors and distribution partners for bundling data-packed SIMs with new smartphones.

TNT

TNT, Smart’s value brand, has shifted its focus on becoming a data brand.

TNT’s SIM upgrade in 2017 enabled subscribers to exchange their SIM cards for LTE SIMs.

To cater to the growing demand for data, TNT introduced open access data sachets such as GaanSurf and Panalo Data, as well as consolidated call, text and data usage of current users through enhanced combo products, such as Super Combo and Panalo Combo offers.

TNT also offers Choose Your Tropa Apps for Php20 valid for three days, which gives subscribers the flexibility to choose any three apps from a list of social media apps like Facebook, Instagram, Snapchat and Twitter, gaming apps like Mobile Legends, Clash Royale and Clash of Clans, or content and entertainment apps such as Google, Wattpad and YouTube.

Smart Postpaid

In April 2017, Smart relaunched its data plans.  Line-only Data Plans ranging from Php399 to Php2,999 were introduced with enhanced inclusions of up to 36GB a month, or up to two times more data versus previously available plans.  Along with this, Smart Postpaid also adapted the device amortization model, which gave subscribers the flexibility to choose and bundle any device with their line-only plans for a fixed cost each month.

With the device amortization model in place, Smart Postpaid continued to bring in the latest devices throughout the year.  Smart maintained a good variety of smartphone models from Apple, Samsung, Huawei, LG, Oppo, and Vivo.

Along with the influx of 5-inch high-definition screens, Smart Postpaid also started promoting entertainment on-the-go to further drive data adoption.  In August 2017, we launched Video Time, which are video-on-demand app subscriptions bundled with data allowance, so subscribers can watch their favorite movies and TV shows on their mobile phones without having to rely on WiFi or on their DSL home connection.  This content-based add-on, which provides access to thousands of international and local content on iflix, and iWant TV, enables convenient content streaming for subscribers.

In September 2017, Smart launched the Samsung Galaxy Note 8 for Php2,499 a month, coupled with 10GB of data, unlimited texts to all networks, and free call minutes.  The iPhone 8 was made available in November 2017, also for Php2,499 a month, and comes with 9GB of data, unlimited texts to all networks and free call minutes.  In December 2017, Apple’s 10th year anniversary release, the iPhone X, debuted and was offered by Smart for Php3,199 a month, which comes with 9GB of data, unlimited texts to all network, and 60 minutes of calls to all network.

Smart Postpaid subscribers enjoy data access abroad with Surf Abroad 550. Subscribers can avail Surf Abroad with no registration, no manual network selection and charged within plan consumables.  Moreover, subscribers may avail of the Smart Travel WiFi powered by virtual SIM technology, which enables local connectivity for up to five devices, and provides high-speed internet service in over 100 countries.  Smart Travel WiFi now offers both 3G and 4G devices for as low as Php290 per day for select Asian countries, and Php550 per day for the rest of the world.

Smart Bro

As Smart’s mobile broadband brand, Smart Bro worked to encourage more subscribers to adopt LTE-capable devices and products so they may experience Smart LTE connectivity.

Smart Bro Prepaid offers affordable LTE WiFi devices and provide subscribers easier ways to enjoy Smart’s LTE network.  Smart Bro Prepaid further drove LTE penetration by providing competitively-priced LTE Pocket WiFi Prepaid Kits throughout the year.  In the first quarter of 2017, LTE Pocket WiFi was reduced to Php1,495 and was even made more affordable at Php1,295 beginning the third quarter of 2017.  During the last quarter of 2017, the LTE Pocket WiFi was offered at a lower price of Php995 as part of Smart’s holiday campaign.

In September 2017, the brand launched Smart Bro Prepaid LTE Home WiFi, which offers an affordable and convenient way to enjoy LTE connectivity at home.  For Php1,995, subscribers can avail of the WiFi device plus 10GB of pre-loaded data valid for seven days.  The device connects up to 10 devices, and offers speeds of up to 42Mbps.

Smart Bro Postpaid also provides wireless internet on postpaid plans with fixed monthly data allocation, offering LTE WiFi devices, which support the 700MHz frequency.

Smart Bro Postpaid’s Plan 499, which comes with 6GB of monthly data and a free LTE Pocket WiFi, continued to drive its business for most part of 2017. Aimed at achieving for higher ARPU and data usage in the last quarter of 2017, Smart Bro Postpaid promoted its new Shared Plan Bundles featuring pooled data-sharing between different SIMs and WiFi devices all under one postpaid plan.  The bundles are available under Shared Plan 799, which comes with LTE Home WiFi and LTE 2-in-1 Pocket WiFi, with 6GB of monthly shareable data, and Shared Plan 499, which comes with two regular Pocket WiFi devices.

Smart Bro Postpaid also continued to partner with parents and kids, featuring the new iPad 9.7-inch WiFi tablet bundled with an LTE Pocket WiFi and 3.5GB monthly data allocation with its Smart Bro Gadget Plan 799.

For its existing subscribers, a new load package was introduced with the new SurfMax Plus for all-day chat using popular messaging apps like Messenger, WhatsApp and Viber, with additional open access data for streaming and downloading.  Subscribers can enjoy SurfMax Plus for as low as Php100, which comes with all-day chat and 1.5GB of data.

Sun

To grow its subscriber base, Sun refreshed its best-value offers to include data offers in its Sun-to-Sun text and voice promos.

In July 2017, Sun introduced the Sun Prepaid LTE SIM available for Php35, with preloaded value including unlimited texts to other Sun subscribers, all-day Facebook access (30MB/day) and all-day access to various chat apps (20MB/day).  In the same month, Sun also launched WAIS LTE, which offers load packages with unlimited texts and calls to other Sun subscribers, open access data allocation, and separate provision for email and chat applications.

Sun Postpaid offered Sun Best Value Plans featuring LTE devices that empower users with hi-speed mobile internet, such as StarMobile UP Prime under Sun Best Value Plan 399, and LG K7 under Sun Best Value Plan 599. Moreover, it continued its push for Fixed Load Plan 300, a value-packed SIM-only plan that offers unlimited tri-net calls, unlimited texts to all networks, and access to Facebook and Viber.

Sun also sustained its top data bundles, including NonStop Surf and iSurf, which offers up to 800MB surfing per day.

Sun also offered the Pay Early, Get Lucky Promo, which gives subscribers a chance to win smartphones and overseas trips whenever they pay their monthly due in full and on time.

Managing Voice and SMS revenues

Smart Prepaid continues to offer All Text promos, which come with unlimited texts to all networks, minutes for calling Smart, TNT, and Sun, and access to top apps such as Facebook, Messenger, and Viber, among others. Moreover, the brand offers Unli Call and Text promos, which come with unlimited calls to Smart, Sun, and TNT, unlimited texts to all networks, and data allocation.

Smart Prepaid All Out Surf 30 also comes with unlimited texts to all networks, 30 minutes of calls to Smart, TNT, and Sun, free Facebook access and 300MB open access data.

On the other hand, Smart Postpaid continues to push call and text add-ons under its Flexibundles, including TriNet Plus 399, All Talk 299, All Net Talk 249, and All Net Talk 149.

Meanwhile, value brand TNT offers Super Combo 30, which comes with unlimited texts to all networks, 60 minutes of calls to TNT, Smart, and Sun, and 200MB of open access data, valid for three days for Php30.

Sun also offers WAIS 100, which provides unlimited texts and calls to other Sun subscribers, valid for 15 days for Php100, and WAIS 200, which comes with unlimited texts and calls to Sun plus 500 texts to Smart and TNT, valid for 30 days, for Php200.  The brand also offers different denominations of Sun Text Unlimited, which comes with unlimited texts to Sun, corresponding call minutes to Sun, Smart, and TNT, texts to other networks and access to top apps.

Rates

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card.  Beginning the second quarter of 2017, a prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

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

The electronic loading facility, Smart eLoad, made reloading of air time credits more convenient and accessible to consumers.  Smart eLoad’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php15 to Php1,000 with corresponding expiration periods.

Smart also offers fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage.  These bucket packages, which offer a fixed amount of text messages, call minutes or data volume for a limited validity period, have proven to be popular with subscribers.

Smart also offers unlimited text with voice and data allocation under its various brands in order to be competitive.  These plans include unlimited text to all networks, call minutes and high data allocation with monthly service fees ranging from Php399 to Php2,999 for Smart Postpaid and from Php3,500 to Php8,000 for Smart Infinity. Additional charges at different rates for usage in excess of the allocated amounts, depending on the monthly plan.

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

International web browsing was also made more affordable and convenient with Surf Abroad, whereby subscribers automatically enjoy web browsing abroad for a fixed rate of Php550 per day with no registration required, so long as the subscriber turns on the data roaming feature.  154 countries covered by this service.  Smart also offers Smart Travel WiFi powered by virtual SIM technology that enables local connectivity for up to five devices. Smart Travel WiFi, a broadband device that provides high-speed internet service in over 100 countries, which is powered by virtual SIM technology that enables local connectivity for up to five devices to local networks for as low as Php290 per day in Asia and Php550 per day elsewhere in the world.

Another data roaming service of Smart is Smart Chat Abroad, which offers Smart Prepaid and Smart Postpaid subscribers to access applications such as Facebook Messenger, Viber, WhatsApp, Line, WeChat and other chat applications while roaming abroad in over 130 countries, for a fixed rate of only Php150 per day.

Smart Bro Pocket WiFi is available in prepaid and postpaid variants.  We also offer various additional load packages covering all-day access, volume-based charging and longer validity periods.  For example, SurfMax Plus is a package which offers all-day chat using messaging apps like Messenger, WhatsApp and Viber with additional open access data for streaming and downloading.

Distribution and Discounts

We sell our mobile services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers.  We currently have 19 exclusive regional and 104 exclusive provincial distributors, and 87 key account dealers, 25 of which were exclusive.  These dealers include major distributors of mobile handsets and broadband modems whose main focus is telecommunications outlets.  Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products.  With the introduction of Smart eLoad, Smart moved into a new realm of distribution.  These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies.  Sun also offers over-the-air reloads through Sun’s Xpress Load.  Starting with just 50,000 outlets when it was launched, our distribution network now encompasses approximately 1.6 million retailers with Smart and Sun combined.  These retailers must be affiliated with one of Smart’s and Sun’s authorized dealers, distributors, sub-dealers or agents.  With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers.

For prepaid services, we offer competitive transfer prices for prepaid phone kits and modems.  Call and text cards and over-the-air reloads are sold at a discount ranging from approximately 8% to 9.44%.

Consumers can also enjoy the convenience of availing our service through the Smart Online Store, where they can transact online to choose phones and apply for new postpaid plans, renew an existing plan, buy prepaid SIM and devices, or subscribe for e-load and various add-on promos.

Home Broadband Service

HOME Ultera is a fixed wireless broadband service being offered under PLDT’s HOME brand.  HOME Ultera, powered by LTE technology, is specifically designed for the home and offers customized packages.

PLDT offers subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers.  These partners include iflix, Southeast Asia’s leading internet TV service provider; Fox International Channels which offers a wide range of video-on-demand, live content and catch-up TV; and ABS-CBN’s iWanTV, the leading OTT content platform in the Philippines.

Rates

HOME Ultera offers LTE Broadband packages with speeds ranging from 3Mbps up to 15Mbps.  These packages include Plan 699, which offers up to 3Mbps at 30GB monthly volume, Plan 1299, which offers up to 10Mbps at 50GB monthly volume, and Plan 1699, which offers up to 15Mbps at 100GB monthly volume capacity.  In such case the subscribed monthly volume capacity is consumed prior to the end of the monthly period, HOME Ultera offers volume booster packages of 1GB for Php49, 4GB for Php149 and 10GB for Php249, for the subscriber to continuously stay online.

Digital Platforms and Mobile Financial Services

Voyager and PayMaya Philippines (formerly Smart eMoney, Inc.), collectively known as the Voyager Group, provide digital innovations and digital financial services for emerging markets, starting with the Philippines.  The Voyager Group focuses on digital customer engagement, digital marketing solutions, digital financial services, and e-Commerce platforms, as well as incubation of other new technologies.

Digital Financial Services

Through PayMaya Philippines and FINTQnologies, the Voyager Group offers various digital financial services and financial technology solutions.

PayMaya Philippines is the leading digital financial services company in the country. It offers PayMaya, the leading OTT digital payments electronic wallet and mobile application in the Philippine market as well as Smart Money, the pioneering mobile money service linked to the Smart SIM and mobile phone. PayMaya also powers Smart MasterCard and MVP Rewards.

PayMaya Business is a suite of digital payments solutions which allows businesses to receive payments from all cards anytime, anywhere. PayMaya Enterprise, meanwhile, offers communities and companies with easy disbursement and payment solutions.

Smart Padala is the leading local remittance network in the market, allowing anyone to remit funds to any mobile number in the Philippines.

PayMaya Philippines is the first non-financial institution in Southeast Asia to be granted an issuing and acquiring license by Visa.  It also partners with MasterCard, thereby giving it the opportunity to offer both Visa and MasterCard products.

FINTQ is a financial technology provider in the Philippines. Under FINTQ, Voyager Innovations offers solutions and platforms enabling digital lending, micro insurance, anti-fraud and card control, among others.

Lendr is the Philippine’s first multi-channel, mobile device and consumer loans marketplace, a one-stop-loan shop for personal, auto, salary and home loans.

Mobile Loan Saver is the Philippine’s fully paperless and electronic salary loan that provides Landbank customers with an alternative source of financing that they can apply for simply by sending a text message using their mobile phones.

Rove enables government and humanitarian agencies with electronic disbursements of cash grants to beneficiaries, with automated monitoring and evaluation components for transparency, speed and efficiency.

With Cash Credit, FINTQ offers Pera Agad, a micro-lending service that utilizes big data.

Digital Commerce

Takatack is an extensive digital commerce marketplace in the Philippines that brings together products and different merchants, catering to both consumers and enterprises.

TackThis! is a digital online store enabler for retailers in the Philippines, which powers every merchant’s online site and storefront allowing them to own their brand and build relationships directly with their customers.

Voyager eCommerce Marketplace Platform provides enterprises with custom eCommerce presence.

TackThis! Rewards offer enterprises with a ready digital commerce incentive platform for their employees.

Access and Customer Engagement

Hatch is the digital marketing technology arm of Voyager. It provides end-to-end content, advertising, and platform solutions that aim to connect brands to people and communities.

freenet is the country's first sponsored data access service that allows brands and businesses to easily reach their customers by offering free access to their mobile apps and sites.

Talk2 is the preferred OTT app of overseas Filipinos, enabling users to have a Philippine number so they can call and be called, text and receive text based on local rates.

PowerApp is the globally patented data sachet platform that is now embedded in the equipment of major telecom network vendors.

VYGR provides digital marketing services to customers.

Hatch Campaigns assists businesses to reach and delight customers through various SMS campaigns and digital advertising formats.

Hatch CX Automation extends Voyager’s digital transformation capabilities to developers and businesses through APIs, micro services, and artificial intelligence.

Hatch Rewards offers flexible rewards platforms, capabilities, and ecosystem to boost customer loyalty.

Hatch Insights gives enterprises the power to know more about their customers and to develop targeted and custom offerings based on their preferences.

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

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
Systemwide fixed line subscriber base	2,663,210	2,438,473	2,303,454
Postpaid	2,634,157	2,406,881	2,269,883
Prepaid	29,053	31,592	33,571
Growth rate of fixed line subscribers
Postpaid	9%	6%	6%
Prepaid	(8%)	(6%)	(42%)
Number of fixed line employees	6,832	7,205	7,039
Number of local exchange line subscribers per employee	390	338	327
Fixed line service revenues (in million pesos)	74,757	69,006	65,475
Voice	28,500	29,630	30,253
Data	44,294	37,711	33,748
Miscellaneous	1,963	1,665	1,474
Percentage to fixed line service revenues
Voice	38%	43%	46%
Data	59%	55%	52%
Miscellaneous	3%	2%	2%
Percentage of fixed line revenues to total service revenues	49%	44%	40%

Voice Services

Local Exchange

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT.  We also provide local exchange services through our subsidiaries – PLDT-Philcom, Inc. and subsidiaries, or Philcom Group, Bonifacio Communications Corporation, PLDT Clark Telecom, Inc., or ClarkTel, PLDT Subic Telecom, Inc., or SubicTel, PLDT-Maratel, Inc., or PLDT Maratel and Digitel.  Together, these subsidiaries account for approximately 4% of our consolidated fixed line subscribers.

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

Pursuant to a currency exchange rate adjustment, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00.  In a letter dated July 11, 2008, the NTC approved our request to implement a rate rationalization program for our local service rates.  In 2016, we did not make any adjustment in our monthly local service rates. For a detailed description of these rates, see “– International Service – Rates” and “– Domestic Service – Rates” and Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of rates and taxes and laws relating to anti-competitive practices and monopoly.”

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

The continued popularity of OTT services that offer free on-net calling services has negatively impacted the international call volumes of PLDT in 2017.

We have been pursuing a number of initiatives to sustain our international service business, including: (i) adjusting slightly our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) interconnecting popular communication service providers (like Skype and Viber); and (iv) introducing a number of marketing initiatives, including implementation of voicemail service and establishment of new voice services (Bucket IDD and Local Number Service).  In addition, PLDT Global is also enhancing the presence of PLDT in other international markets by offering products and services such as international prepaid calling cards, virtual mobile services, SMS transit and other global bandwidth services.  These strategies are intended to help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2017, 2016 and 2015:

	Net Settlement
	2017	2016	2015
	(US Dollars in millions)
Saudi Arabia	36	43	58
United Arab Emirates	10	28	25
United States	10	15	12
Hong Kong	6	7	8
Canada	6	6	7
Japan	2	2	3
UK	1	3	3
Malaysia	1	2	6
Cyprus	1	-	-
Others	11	9	15
Total	84	115	137

Rates

The average termination rate for PLDT was US$0.0842 per minute in 2017, US$0.0844 per minute in 2016 and US$0.0846 per minute in 2015.

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

We also offer international service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services to 101 calling destinations/countries (including 12 Middle East destinations) with rates ranging from Php1.00 per minute to Php15.00 per minute.  PLDT Budget Card comes in two denominations: Php50 and Php100, which can be consumed within 30 days from first use.  The PLDT Budget Card can now be used by Smart, Sun & TNT prepaid and postpaid subscribers in making international calls.

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

Mobile substitution, OTT voice call alternatives and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, such as e-mails, SMS and social networking sites, have negatively affected our domestic call volumes.

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

PLDT currently has interconnection arrangements with the majority of other LECs, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network, and (2) an access charge ranging from Php1.00 per minute to Php2.50 per minute to the terminating carrier as mandated by the NTC through MC No. 09-11-2016 effective January 1, 2017.  PLDT still maintains revenue-sharing arrangements with a few other LECs, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner or Inter-Exchange Carrier and the remaining 30% for the terminating entity.

Data Services

Our data service revenues include charges for broadband, leased lines, Ethernet-based and IP-based services.  These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data services as at and for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
Systemwide home broadband subscriber base	1,713,527	1,450,550	1,255,864
Growth rate of home broadband subscribers	18%	16%	9%
Data service revenues (in million pesos)	44,294	37,711	33,748
Home broadband	18,054	14,896	12,338
Corporate data and ICT	26,240	22,815	21,410
Percentage to fixed line service revenues
Home broadband	24%	22%	19%
Corporate data and ICT	35%	33%	33%
Percentage of data service revenues to total service revenues	59%	55%	52%

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments.  These segments registered the highest percentage growth in revenues among our fixed line services from 2015 to 2017.

Home Broadband

PLDT HOME remains the nation’s leading home broadband service provider, now serving 1.6 million subscribers nationwide as at December 31, 2017 from 1.3 million subscribers as at December 31, 2016.  PLDT HOME’s broadband data services include Home DSL and Home Fibr, the country’s most powerful broadband connection.  PLDT HOME provides broadband services through its existing copper network and a nationwide roll-out of its FTTH network.  PLDT’s FTTH nationwide network rollout reached over four million homes passed in 2017.

In 2017, PLDT HOME launched its initial set of fiber-powered “PLDT SmartCities,” in Toledo City, Cebu in February, General Santos City in April, Naga City and South Metro Manila in May, East Metro Manila in July, Cavite as the first “PLDT Fibr-powered SmartProvince” in August, and Rockwell Center in September.  Working with city governments of these key urban centers, PLDT is deploying high-speed world-class internet connectivity to more homes.

To complement the build-out of its fiber network, PLDT HOME is also modernizing and upgrading its current copper network and the roll-out of FTTH.  In 2017, PLDT also started the deployment of V-fiber using hybrid fiber technologies, such as vectored very-high-speed DSL, or VVDSL, and G.Fast, that can deliver fiber speeds through copper lines in residences and offices.  PLDT has the country’s most extensive transmission and distribution network infrastructure which now has about 174,000 kilometers of fiber optic cables that transport the growing data traffic of its fixed line and mobile networks.

PLDT HOME is strongly committed to fulfill its subscribers’ digital home lifestyle needs through conveniently and strategically bundled packages with our core data service.  PLDT HOME was first to market such services under the Smart Home banner, with almost half a million existing subscriptions nationwide.

This digital ecosystem is built on the following pillars: connectivity, peace of mind, entertainment, and convergence.  The Smart Home connectivity is best experienced through devices like the Telpad which is the world’s first landline, broadband and tablet service in one; and the TVolution which turns an ordinary TV into a smart TV, enabled by Home Fibr’s internet speeds of up to 1Gbps, which allows for high-speed browsing of multiple websites and the country’s first symmetrical speed service that provides equal upload and download speeds; and the Whole Home WiFi Solution, the Philippines’ first intelligent Home WiFi technology designed to blanket the entire home with wireless connectivity.  This latest product comes with dedicated and expert service from the Home Geek Squad, a group of technical experts.

PLDT HOME also pioneered the ‘peace of mind’ suite which features security-enhancing products like the home monitoring system Fam Cam launched in partnership with network solutions giant D-Link; the online safety solution Fam Zone which is Australia’s leading online parental control platform; and the multi-functional kiddie gadget, Smart Watch, manufactured by TCL Telecommunication Technology Holdings Limited under the Alcatel brand.

PLDT HOME has always been at the forefront of providing subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers.  PLDT introduced Roku-PoweredTM TVolution, an all-in-one, plug-and-play device that brings HD TV channels and Subscription Video-on-Demand services in one powerful box.  With this device, subscribers get to conveniently access content from global entertainment partners including Southeast Asia’s internet TV service provider iflix, U.S.-based internet TV pioneer Netflix, Philippine’s pay TV service provider Cignal Digital TV, Fox International Channels, ABS-CBN’s iWant TV, an OTT content platform in the Philippines, and over 100 free streaming channels.

PLDT HOME also introduced the convergence of wired and wireless connections through its data sharing feature which allows subscribers to seamlessly share data with their Smart mobile phones.  The data sharing bundle also allows subscribers to conveniently upgrade their mobile devices to the latest iPhone plans or bundle their home broadband service with a Smart Bro Pocket WiFi so they can enjoy the same strong connections even outside the home.

Corporate Data and ICT

Leased lines and other data services include: (i) Diginet, a domestic private leased line service, specifically supporting Smart’s fiber optic and enterprises’ leased line network requirements; (ii) IP-VPN, an end-to-end managed IP-based or Layer 3 data networking service that offers secure means to access corporate network resources; (iii) Metro Ethernet, a high-speed, Layer 2, wide area networking service that enables mission-critical data transfers; (iv) Shops.Work, a connectivity solution designed for retailers and franchisers, linking company branches to the head office; and (v) Shops.Work UnPlugged, or SWUP, a wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

International leased lines and other data services consist mainly of: (i) iGate, our dedicated internet access service, which provides businesses with a high-speed, diverse, reliable and managed connectivity to the global internet; (ii) Fibernet, which provides cost-effective, managed and resilient international high bandwidth point-to-point private data networking connectivity, through our global points of presence and extensive international alliances, to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, which provide web acceleration, network security, content delivery and other data networking services to multinational companies.

ICT services include data centers, which provide colocation and related connectivity services, managed server hosting, disaster recovery and business continuity services, managed security services, cloud services, big data services and various managed IT solutions.  On July 28, 2016, ePLDT inaugurated VITRO Makati, ePLDT’s first TIA-942 Rated 3 certified data center and the country’s biggest data center with 3,600 racks at full capacity located in one of the country’s premiere business districts.  On February 13, 2017, ePLDT inaugurated the first data center in Mindanao. VITRO Davao has a total capacity of 44 racks that can serve both primary and back-up requirements of enterprises based in Mindanao.  Four days after the launch of VITRO Davao, ePLDT also launched the biggest data center outside of Metro Manila.  VITRO Clark is the first purpose-built data center North of Manila.  This is the second TIA-942 Rated 3 certified data center of ePLDT, and another Nexcenter certified facility.  It has a total capacity of 1,500 racks.  The ePLDT Group has a total of 8,341 rack capacity in nine locations covering Metro Manila, Subic, Clark, Cebu and Davao.  ePLDT, PLDT’s digital business arm, manages and operates the six VITROTM data center facilities located in Pasig, Makati, Subic, Clark, Cebu and Davao, with a total of 14,336 square meters of server farm space (or 7,146 rack capacity), and IPC, ePLDT’s Cloud subsidiary, manages and operates the three VITRO data center facilities located in Makati, Taguig and Sucat, with a total of 2,640 square meters of server farm space (or 1,195 rack capacity), to accommodate enterprise customers’ IT infrastructure hosting requirements.  The facilities boast of best-in-class data center amenities in fully resilient configuration, supported by requisite operational certification attesting to compliance to global and industry recognized standards.

PLDT Group completed and commercially launched the Philippines’ first carrier-grade cloud infrastructure in 2012 and has consistently built partnerships with global Cloud brands and invested in expertise for professional services. The Group offers a full-suite of Cloud Solutions to clients such as Infrastructure-as-a-Service, Software-as-a-Service, Unified Communications-as-a-Service, Contact-Center-as-a-Service, Disaster Recovery-as-a-Service, Coupa Spend Management and the Oracle Cloud Suite.

Complementing these capabilities are ePLDT Group’s partnerships with Cisco,  Google, IBM-Softlayer, Salesforce.com, SAP, and Microsoft, among others where ePLDT offers professional services beyond infrastructure and license-selling.  Among the group’s cloud credentials and achievements are Google for Work Partner, Microsoft Country Partner of the Year, Ranked #1 Microsoft Cloud Solutions Provider, Microsoft Productivity Competency Gold Partner, Cisco 2-Tier Partner of the year, Top value-added reseller for SAP Business 1,  SAP All-in-one Gold Partner and Salesforce Silver Consulting Partner.

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

Smart has been colocating its cell sites where its base stations are installed with PLDT and DMPI.  Over 250 of Smart’s mobile switching centers are housed in PLDT’s fixed line complexes as at December 31, 2017.  These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Smart has been continually extending its 3G footprint.  The 3G network provides more capacity, faster data rates and richer data and video applications from a 2G network.  Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its 4G LTE network in August 2012.  As at December 31, 2017, Smart has deployed LTE to more than 1,100 sites outside of the key metros. By the end of 2018, we expect that 90% of all cities and municipalities will be covered by our mobile broadband services as committed to the NTC.

As at December 31, 2017, Smart has established 8,716 LTE base stations, of which 7,318 are for mobile LTE and 1,398 are for fixed wireless LTE, throughout the Philippines for its LTE network coverage.

Home Broadband

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

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach.  As at December 31, 2017, we have managed to modernize NGN soft switches including international gateways, and are expanding the wireline infrastructure in areas we believe are unserved and underserved areas.

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

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises.  To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure good internet quality even kilometers away from the serving exchange.  This new optical fiber distribution network will eventually replace conventional copper cable.  At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, download speed and 1Gbps upload speed.  Its huge bandwidth enables us to deliver high-bandwidth content and services to our subscribers.  These include high definition broadcast television, video-on-demand, and other new services being offered by leading telecommunications companies outside the Philippines.  We have been testing FTTH since 2006 and in 2012 began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila.  Initially, we are deploying FTTH in greenfield areas. In the last quarter of 2015, we started deploying it in existing service areas to support the growing demand for higher DSL speed. With the intention to maximize the existing copper cable to deliver high speed broadband, PLDT adopted vectored VDSL technology in vertical (buildings) and horizontal deployments to provide data rates up to 100Mbps.  PLDT has also recently adopted the new capabilities such as G.Fast to deliver even higher speed on copper.

Along with PLDT’s pole infrastructures, we have been using the poles of Meralco to deploy the FTTH FOC Network in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.  PLDT is also using the pole infrastructure of other electric utility companies outside Meralco’s service area.

Our network includes an internet gateway that is composed of high capacity and high performance routers that serve as our IP network gateway connecting the Philippines to the rest of the world.  It provides premium and differentiated internet service to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers, or ISPs, and even other service providers.  Additionally, transparent caching service that is hosted in our domestic data centers provides a faster internet experience for customers.  The caching facility includes well known websites such as Netflix, iflix, Google, Facebook and Amazon, among others.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers.  These include the Multi-Service Access Platform, or MSAP, based on Synchronous Digital Hierarchy, or SDH, technology and legacy data networks that provide wide range of bandwidth from low speed to high speed capacity up to 1Gbps.  These MSAP networks are deployed in strategic areas nationwide.  Starting 2015, we employed demarcation CPE that provides a purely IP-based access last mile with speed of up to 10 Gbps to single enterprise customer.

In 2015, we completed Phase 6 deployment of our Carrier Ethernet Network, or CEN, covering more exchanges to serve the growing demand for high bandwidth or up to 10Gbps Ethernet services from the corporate segment and prepare the network for efficient delivery of multimedia services. Carrier Ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point-to-point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s MEF-certified CEN.  It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services.  PLDT’s CEN also serves as aggregation point for NGN and FTTH access nodes.

We likewise have an IP backbone network, or IPBB, composed of high-capacity, high-performance core and edge routers that provide IP connectivity to the different network elements built for PLDT, Smart, subsidiaries and affiliates and corporate customers.  It serves as the common and highly resilient IP transport platform for all IP-based services of the PLDT Group.

The PLDT DFON is a nationwide backbone network.  It is the first fiber optic backbone network in the country and is used to deliver voice, video, data, and other broadband and multimedia services nationwide.  It is comprised of nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan.  The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments.  The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion.  The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform.  To date, the network has an aggregated loop capacity of nearly 15.3 Terabits per second.  The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.  Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group.  DFON is part of the 176,461 kilometer backbone and intermediate fiber optic cable of the PLDT Group.

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

International

PLDT’s international network was designed and built to support mainstream, as well as new IP-based international services, including IDD and IP voice, messaging, international enterprise solutions, and the biggest use of international network resources today, internet services of the PLDT Group.  The international network also supports in part requirements of the Company’s traditional, as well as MVNO operations in various locations in Asia, Europe and the United States, and the international retail business run by PLDT Global.

For voice services, PLDT operates two IP voice gateways.  As at December 31, 2017, PLDT’s international long distance facilities allow direct voice correspondence with 93 foreign carriers from 44 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

The Company now has five international internet gateways.  In November 2017, the fifth international gateway in La Union was put into service to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet.  All these gateways employ high capacity, high performance routers, and together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, ISPs and even other service providers.  PLDT also operates three offshore/forward gateway routers in Hong Kong, Singapore and the United States to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the continental U.S.

To localize international internet content, PLDT employs local transparent caching network, additional content provider partnering and capacity expansion with various popular internet content providers.  High demand contents from popular content and CDN providers are available locally and are delivered to PLDT customers.

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

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities from, the most recent of which is in the AAE-1 cable system, which connects Asia and Europe.  The table below shows submarine cable systems, in which PLDT has interests, that terminate in the Philippines or connect onward to other submarine cable systems from the Philippines, and the countries or territories they link:

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

Fiber-optic Loop Around the Globe, or FLAG, Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK

Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S. Cable Network (JUCN), TGN-Pacific, Unity, FASTER	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong
TGN-Intra Asia	Hong Kong and Japan
Asia Africa Europe-1, or AAE-1 Cable	Hong Kong, Vietnam, Cambodia, Thailand, Malaysia, Singapore, Myanmar, India, Pakistan, Oman, UAE, Qatar, Yemen, Djibouti, Saudia, Arabia, Egypt, Greece, Italy and France

With the operation of AAE-1 system, PLDT now has another direct route to Europe and the Middle East via its PoP facilities in Hong Kong and Singapore.  PLDT has also signed the agreements with major Asian carriers and OTT players for the new Jupiter cable system to support the expected new fixed and mobile services requirements that will require significant bandwidth in three years’ time.  Furthermore, PLDT signed a number of MOUs with strategic partners for the planning of new regional cable systems.

PLDT’s international automatic optical transport switching system continues to provide effective redundancy in case of contingencies, as was proved during the multiple cable breaks that occurred in 2017 when premium traffic to Hong Kong, Japan, Singapore and the continental U.S. was automatically restored.  To extend this redundancy domestically, this system was extended to the main islands in the Philippines: Luzon (Makati), Visayas (Cebu) and Mindanao (Davao) and upgraded in 2017 to ensure that the Company’s premium enterprise clients are provided with redundancy and thereby, minimizing service disruptions.  In August 2017, disruptions occurred due to the strong typhoon in Hong Kong.  Cable ships were mobilized for the repair, and remediation measures included cable rerouting and capacity augmentation.

With regard to service enabling platforms, the Company’s ARCHER platform supports voice and data services that are being offered in various parts of the world to serve mainly overseas Filipinos.  The platform provides convergent charging, self-care, dealer portal, voucher management, call control, campaign and loyalty capabilities, and facilitates the time to market for new international mainstream products and new digital products.

Interconnection Agreements

Since the issuance of E.O. No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and mobile carriers.  See Item 4. “Information on the Company – Licenses and Regulations – Regulatory Tariffs” for further discussion.

As at December 31, 2017, PLDT has direct interconnection agreements with 93 foreign carriers from 44 countries.

The average international termination rate for calls to PLDT was approximately US$0.084 per minute in 2017.  Also, PLDT carries international calls terminating at Smart and Sun networks where they have no direct interconnections.

The access charge for SMS from Smart to other CMTS operators and vice versa was reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through MC No. 02-10-2011.

Through MC No. 09-11-2016, the NTC has mandated that the interconnection charge for voice service between two domestic PTE’s cannot be higher than Php2.50 per minute, effective January 1, 2017.

Licenses and Regulations

Licenses

The table below shows the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
SubicTel	January 22, 2020
Clarktel	June 30, 2024
Philcom	November 2019
Digitel	February 2019
Smart	May 19, 2042
Spectrum transferred from PCEV	May 14, 2019
SBI	July 14, 2022
DMPI	December 11, 2027
CURE*	April 24, 2026

*	In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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

The following table sets forth the spectrum system service/technology, licensed frequency bands and bandwidth assignments used by Smart, DMPI, SBI and PDSI:

Assignees	Service/Technology	Bands (in MHz)	Bandwidth Assignment
Smart	3G-WCDMA	850	10 MHz x 2
	GSM 900	900	7.5 MHz x 2
	GSM 1800	1,800	20 MHz x 2
	3G-WCDMA	2,100	15 MHz x 2
DMPI	CDMA 2000	1,900	2 channels of 1.25 MHz of bandwidth
	3G-WCDMA	2,100	10 MHz x 2
	TD-LTE	2,500	15 MHz
	TD-LTE	3,400	30 MHz
	GSM 1800	1,800	17.5 MHz x 2
SBI	TD-LTE	2,500	20 MHz
	TD-LTE	3,400	30 MHz
PDSI	TD-LTE	2,300	30 MHz

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

Material Effects of Regulation on our Business

Operators of IGFs and mobile telephone operators, pursuant to E.O. No. 109, are required to install a minimum number of local exchange lines.  Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed.  Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each received a certificate of compliance from the NTC in 1999.

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

•

On July 23, 2009, the NTC issued MC No. 05-07-2009 mandating mobile operators, including Smart, to charge calls on a maximum six-second per pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid.  Smart and CURE have filed petitions with the Supreme Court challenging the implementation of this regulation which remains pending.  The six-second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit  and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.

•

On February 18, 2011, the NTC issued MC No. 01-02-2011 which among others required mobile phone providers like Smart and DMPI to make internet access through mobile phones optional; inform their subscribers of charges for internet access through mobile phones; and remind subscribers through SMS if at least 50% of credit limit has already been consumed.

•

On October 24, 2011, the NTC issued MC No. 02-10-2011 which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS.  Accordingly, Smart amended its interconnection agreements with other SMS providers in compliance with the circular.  However, the NTC subsequently directed Smart to reduce the retail price of users sending regular SMS to users on other networks from Php1.00 to Php0.80 or less; refund or reimburse its subscribers for the excess Php0.20 per off-net SMS; pay a fine of Php200 per day from December 1, 2011 until the date of compliance with the decision; and submit documents, records and reports pertaining to SMS sent to other networks.  Smart challenged this decision and the resolution before the CA.  On June 27, 2016, the CA rendered a decision setting aside the Decision dated November 20, 2012 and Resolution dated May 7, 2014 of the NTC for being bereft of legal basis and for having been rendered in utter disregard of the requirements of due process.  The CA further permanently enjoined the NTC and any and all of its agents from implementing the MC No. 02-10-2011.  The NTC and Intervenor Bayan Muna filed their respective Motions for Reconsideration which were denied by the CA.  The NTC and Intervenor Bayan Muna filed separate Petitions for Certiorari with the Supreme Court which remain pending.

•

On July 15, 2011, the NTC issued MC No. 7-7-2011 which requires broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements and also sets the minimum service reliability of broadband service to 80%.

•

On December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge between LEC and CMTS to Php2.50 per minute from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC. PLDT and Smart individually filed on February 1, 2012 and January 20, 2012, respectively, separate motions for reconsideration arguing (among other things) that interconnection, including the rates thereof, should be, by law, a product of bilateral negotiations between the parties and that the decision to set lower rates was unconstitutional as an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts.  The NTC denied the motion and PLDT and Smart appealed to the CA, reiterating among other things, that the NTC erred in ruling that all LECs are automatically entitled to a cross-subsidy; that the NTC decision violates PLDT and Smart’s right to due process; and that the NTC decision violates the constitutional proscription against non-impairment of contracts.  On December 12, 2014, the CA granted Smart’s petition for review and set aside the NTC decision dated December 19, 2011.  PAPTELCO has also filed a motion for reconsideration which was denied by the CA in a Resolution dated September 18, 2015.  A Petition for Review was filed by PAPTELCO before the Supreme Court which remains pending.

•

On July 8, 2015, the NTC issued MC No. 07-08-2015 defining “broadband” for fixed-line services, fixing data connection speed of at least 256 kilobits per second and mandating that ISPs must specify the average downstream and upstream data rates offered per area.  Also, advertisements, flyers and brochures of service offers must specify service rates for broadband or internet connection data plans and, ISPs are allowed to set a cap on the data volume for each service package, provided that subscribers are automatically informed when the data volume consumed has reached specified thresholds.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchange of its shares representing at least 30% of its aggregate common shares within five years from: (a) the date the law became effective; or (b) the entity’s commencement of commercial operations, whichever date is later.  PLDT and PCEV have complied with this requirement.  On May 19, 2017, R.A. No. 10926 took effect which extended the Legislative Franchise of Smart.  The law contains a provision which exempts Smart from the requirement of listing of shares if a grantee is wholly-owned by a publicly-listed company with at least 30% of whose authorized capital stock is publicly listed.

If DMPI is found to be in violation of R.A. 7925, this could result in the revocation of the franchise of DMPI and possible filing of a quo warranto case against DMPI by the Office of the Solicitor General of the Philippines.  DMPI takes the position that the provisions of R.A. 7925 are merely directory and the policy underlying the requirement of telecommunications entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in DMPI in 2011, since PLDT continues to be a publicly-listed company.  However, there can be no assurance that for DMPI, the Philippine Congress will agree with such position.

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

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency.  These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.  As at December 31, 2017, PAPTELCO has 35 member companies, of which 20 are active, operating 54 main telephone exchanges in the countryside.

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

Environmental Matters

PLDT reaffirms its commitment to ensuring compliance with environmental regulations as part of its business operation.  For the year 2017, PLDT deployed of Pollution Control Officers (PCO’s) and hired additional Facility Officers to assist PCO’s in PLDT facilities throughout the Philippines. Working closely with the Department of Environment and Natural Resources’s, or DENR, Regional Offices, the Company has likewise successfully accomplished the Quarterly Self-Monitoring Reporting requirement, which requires us to quarterly assess and report our environmental compliance, in all regions.

The Company takes pride in the following accomplishments:

•

Continuous monitoring of air emission quality from large standby generator sets through annual stack emission testing, with the results within the acceptable limits prescribed by the implementing rules and regulations for the Philippine Clean Air Act.

•	Regular cleaning, siphoning and desludging of wastewater treatment facilities.

•	Hauling and treatment of generated hazardous wastes in various facilities through engagement with DENR-accredited third-parties.

•	Reduction of greenhouse gas emission attributed to purchased electricity consumption.

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

Properties

PLDT owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 46 are located in the Metropolitan Manila area, including Digital Telecommunications Philippines Inc.’s, or DTPI’s, three exchanges.  The remaining 243 exchanges, including DTPI’s 32 exchanges, are located in cities and small municipalities outside the Metropolitan Manila area.  We also own radio transmitting and receiving equipment used for international and domestic communications.

As at December 31, 2017, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	70% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;

•	13% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	9% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•

3% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

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

In 2018, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure.  We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity.  Our 2018 estimated consolidated capital expenditures is approximately Php58 billion, of which approximately Php27 billion is estimated to be spent by our wireless segment and approximately Php31 billion is estimated to be spent by our fixed line segment.  See Item 5. “Operating and Financial Review and Prospects – Plans” for further discussion on our capital expenditures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included elsewhere in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance.  These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report.  Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS.  For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2017 of Php49.96 to US$1.00, as quoted through the Philippine Dealing System.

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

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated Adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2017, 2016 and 2015 is set forth below.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
	(Pesos in millions)
Adjusted EBITDA	66,174	61,161	70,218
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	2,906	1,181	3,241
Interest income	1,412	1,046	799
Gains on derivative financial instruments – net	533	996	420
Foreign exchange losses – net	(411)	(2,785)	(3,036)
Amortization of intangible assets	(835)	(929)	(1,076)
Provision for income tax	(1,103)	(1,909)	(4,563)
Impairment of investments	(2,562)	(5,515)	(5,166)
Noncurrent asset impairment	(3,913)	(1,074)	(5,788)
Financing costs – net	(7,370)	(7,354)	(6,259)
Depreciation and amortization	(51,915)	(34,455)	(31,519)
Other income – net	10,550	9,799	4,804
Total adjustments	(52,708)	(40,999)	(48,143)
Consolidated net income	13,466	20,162	22,075

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
	(Pesos in millions)
Consolidated core income	27,668	27,857	35,212
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	724	1,539	762
Net income (loss) attributable to noncontrolling interests	95	156	10
Core income adjustment on equity share in net losses of associates and joint ventures	(60)	(95)	(179)
Foreign exchange losses – net	(411)	(2,785)	(3,036)
Impairment of investments	(2,562)	(5,515)	(5,166)
Noncurrent asset impairment	(3,913)	(1,074)	(5,788)
Depreciation due to shortened life of plant and equipmet	(12,816)	-	-
Net tax effect of aforementioned adjustments	4,741	79	260
Total adjustments	(14,202)	(7,695)	(13,137)
Consolidated net income	13,466	20,162	22,075

The following table shows the reconciliation of our consolidated basic and diluted core earnings per share, or EPS, to our consolidated basic and diluted EPS attributable to common equity holders of PLDT for the years ended December 31, 2017, 2016 and 2015:

	2017		2016		2015
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Pesos)
Consolidated core EPS	127.79	127.79	128.66	128.66	162.70	162.70
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	2.34	2.34	4.99	4.99	2.47	2.47
Core income adjustment on equity share in net losses of associates and joint ventures	(0.28)	(0.28)	(0.44)	(0.44)	(0.83)	(0.83)
Foreign exchange losses – net	(1.74)	(1.74)	(10.40)	(10.40)	(11.85)	(11.85)
Depreciation due to shortened life of plant and equipment	(41.52)	(41.52)	-	-	-	-
Noncurrent asset impairment	(24.98)	(24.98)	(30.48)	(30.48)	(50.64)	(50.64)
Total adjustments	(66.18)	(66.18)	(36.33)	(36.33)	(60.85)	(60.85)
Consolidated EPS attributable to common equity holders of PLDT	61.61	61.61	92.33	92.33	101.85	101.85

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

The presentation currency of the PLDT Group is the Philippine peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. dollar;

(b) eInnovations, Takatack Holdings, Takatack Technologies, VIS, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which uses the Singaporean dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; (e) AGS Indonesia, which uses the Indonesian rupiah; and (f) ePay Myanmar, which uses the Myanmar kyat.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

A summary of the PDRs issued by MediaQuest to ePLDT is set forth in the table below:

PDRs	Date of issuance	Number of PDRs issued	Investment cost	Direct Economic interest	Effective economic interest
Cignal TV PDRs	September 27, 2013	416,667	Php6 billion	40%	64%, which includes an indirect 24% interest through Satventures (reflecting Satventures’ 60% interest in Cignal TV multiplied by 40%)
Satventures PDRs	September 27, 2013	333,333	Php3.6 billion	40%	40%
Hastings PDRs	June 1, 2015	91,000	Php3.25 billion	70%	70%

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php10,835 million and Php12,647 million as at December 31, 2017 and 2016, respectively.  See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases.  Total lease expense amounted to Php7,016 million, Php6,632 million and Php6,078 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total finance lease obligations amounted to Php679 thousand and Php994 thousand as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Accounting for investments in VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Based on the Memorandum of Agreement, PLDT and Globe each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in IFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28 Measuring an Associate or Joint Venture.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

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

Based on our judgment, the continuing decline in fair value of our investment in Rocket Internet is considered significant as the cumulative net losses from changes in fair value represent more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million and Php10,505 million as at December 31, 2017 and 2016, respectively.  Impairment losses charged in our consolidated income statements amounted to Php540 million, Php5,381 million and Php5,124 million for the years ended December 31, 2017, 2016 and 2015, respectively.  See related discussion on Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

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

Total asset impairment on noncurrent assets amounted to Php3,913 million, Php1,074 million and Php5,788 million for the years ended December 31, 2017, 2016 and 2015, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Investments in Associates and Joint Ventures, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each asset are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and amortization and decrease the carrying amount of our property and equipment.

In 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  Additional depreciation recognized in 2017 amounted to Php19,481 million.

The total depreciation and amortization of property and equipment amounted to Php51,915 million, Php34,455 million and Php31,519 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php186,907 million and Php203,188 million as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The total amortization of intangible assets with finite lives amounted to Php835 million, Php929 million and Php1,076 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total carrying values of intangible assets with finite lives amounted to Php3,699 million and Php4,396 million as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php5,495 million and Php5,829 million as at December 31, 2017 and 2016, respectively.  Total consolidated benefit from deferred income tax amounted to Php2,738 million, Php4,134 million and Php4,710 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php30,466 million and Php27,348 million as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php3,438 million, Php8,027 million and Php3,391 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php33,761 million and Php24,436 million as at December 31, 2017 and 2016, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 17 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,610 million, Php1,775 million and Php1,895 million for the years ended December 31, 2017, 2016 and 2015, respectively.  The prepaid benefit costs amounted to Php400 million and Php261 million as at December 31, 2017 and 2016, respectively.  The accrued benefit costs amounted to Php8,997 million and Php11,206 million as at December 31, 2017 and 2016, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

On September 26, 2017, the Board of Directors of PLDT approved the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  The TIP also contemplates the second phase of incentive compensation for the years 2020 and 2021, the details of which are not yet finalized.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP, of which approximately 211 thousand shares are allotted for the 2017 annual grant and will be released to selected participants subject to the achievement of the consolidated core net income target for the year 2017.  On March 7, 2018, the Executive Compensation Committee, or ECC, of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.  As at March 27, 2018, a total of 553 thousand PLDT common shares have been acquired by the Trustee.  The TIP will be administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php827 million as at December 31, 2017 and is presented as equity reserves in the consolidated statement of financial position.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,630 million and Php1,582 million as at December 31, 2017 and 2016, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction.  Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.  We account for mobile contracts in accordance with IAS 18, Revenue, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components.  The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years).  Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2017 amounted to Php13,846 million and Php157,711 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2016 amounted to Php8,120 million and Php160,990 million, respectively.  See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2017

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2017 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2017, 2016 and 2015.  In each of the years ended December 31, 2017, 2016 and 2015, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2017, we changed the presentation of our expenses by combining certain line items to simplify our reporting while maintaining the same level of information.  In 2016, we changed the classification of our revenue mix to provide for a more direct comparison to the current industry presentation in the Philippines by combining or separating certain line items from our service lines, and moving line items from one service line to another.  We also changed the classification of our impairment on investments not directly affecting operations (most significantly, the impairment of our investment in Rocket Internet SE, or Rocket Internet), from operating expenses to other expenses.  Accordingly, we changed prior years’ financial information to conform with the current years’ presentation in order to provide a clear comparison.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
		(Pesos in millions)
For the year ended December 31, 2017
Revenues	93,835	78,341	16	(12,266)	159,926
Expenses	100,346	63,864	79	(13,874)	150,415
Other income (expenses)	217	(3,323)	10,390	(2,226)	5,058
Income (loss) before income tax	(6,294)	11,154	10,327	(618)	14,569
Provision for (benefit from) income tax	(2,784)	3,680	207	—	1,103
Net income (loss)/Segment profit (loss)	(3,510)	7,474	10,120	(618)	13,466
Adjusted EBITDA	35,151	29,478	(63)	1,608	66,174
Adjusted EBITDA margin(1)	40%	39%	(394%)	—	44%
Core income	8,514	8,846	10,926	(618)	27,668
For the year ended December 31, 2016
Revenues	104,914	72,728	20	(12,400)	165,262
Expenses	93,204	61,285	42	(13,972)	140,559
Other income (expenses)	(3,517)	(291)	2,748	(1,572)	(2,632)
Income before income tax	8,193	11,152	2,726	—	22,071
Provision for (benefit from) income tax	(1,270)	3,018	161	—	1,909
Net income/Segment profit	9,463	8,134	2,565	—	20,162
Adjusted EBITDA	32,661	26,950	(22)	1,572	61,161
Adjusted EBITDA margin(1)	32%	39%	(110%)	—	39%
Core income	11,402	7,746	8,709	—	27,857
For the year ended December 31, 2015
Revenues	115,513	68,865	—	(13,275)	171,103
Expenses	95,358	58,417	59	(14,566)	139,268
Other income (expenses)	(1,958)	(2,599)	651	(1,291)	(5,197)
Income before income tax	18,197	7,849	592	—	26,638
Provision for income tax	2,763	1,656	144	—	4,563
Net income/Segment profit	15,434	6,193	448	—	22,075
Adjusted EBITDA	44,237	24,749	(59)	1,291	70,218
Adjusted EBITDA margin(1)	40%	38%	—	—	43%
Core income	22,512	6,539	6,161	—	35,212

(1)	Adjusted EBITDA margin for the year is measured as Adjusted EBITDA from continuing operations divided by service revenues.

Years Ended December 31, 2017 and 2016

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php159,926 million in 2017, a decrease of Php5,336 million, or 3%, as compared with Php165,262 million in 2016, primarily due to lower revenues from mobile and home broadband services in our wireless business, partially offset by higher revenues from data services in our fixed line business.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2017 and 2016:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
		(Pesos in millions)
For the year ended December 31, 2017
Service Revenues
Wireless	88,652			(1,301)	87,351
Mobile	84,439			(1,273)	83,166
Home Broadband	2,556			(9)	2,547
Digital platforms and mobile financial services	1,240			(17)	1,223
MVNO and others	417			(2)	415
Fixed Line		74,757		(10,946)	63,811
Voice		28,500		(3,204)	25,296
Data		44,294		(6,849)	37,445
Home broadband		18,054		(245)	17,809
Corporate data and ICT		26,240		(6,604)	19,636
Miscellaneous		1,963		(893)	1,070
Others			16	(13)	3
Total Service Revenues	88,652	74,757	16	(12,260)	151,165
Non-Service Revenues
Sale of computers, phone units, mobile handsets and subscriber identification module, or SIM-packs	5,183	2,724	—	(18)	7,889
Point-product sales	—	860	—	12	872
Total Non-Service Revenues	5,183	3,584	—	(6)	8,761
Total Revenues	93,835	78,341	16	(12,266)	159,926
For the year ended December 31, 2016
Service Revenues
Wireless	100,582			(Php1,467)	99,115
Mobile	96,497			(1,431)	95,066
Home Broadband	2,772			(14)	2,758
Digital platforms and mobile financial services	728			(19)	709
MVNO and others	585			(3)	582
Fixed Line		69,006		(10,920)	58,086
Voice		29,630		(4,128)	25,502
Data		37,711		(5,984)	31,727
Home broadband		14,896		(167)	14,729
Corporate data and ICT		22,815		(5,817)	16,998
Miscellaneous		1,665		(808)	857
Others			20	(11)	9
Total Service Revenues	100,582	69,006	20	(12,398)	157,210
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	4,332	2,909	—	(2)	7,239
Point-product sales	—	813	—	—	813
Total Non-Service Revenues	4,332	3,722	—	(2)	8,052
Total Revenues	104,914	72,728	20	(12,400)	165,262

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	93,835	59	104,914	64	(11,079)	(11)
Fixed line	78,341	49	72,728	44	5,613	8
Others	16	—	20	—	(4)	(20)
Inter-segment transactions	(12,266)	(8)	(12,400)	(8)	134	1
Consolidated	159,926	100	165,262	100	(5,336)	(3)

Expenses

Consolidated expenses increased by Php9,856 million, or 7%, to Php150,415 million in 2017 from Php140,559 million in 2016, primarily due to higher expenses in our wireless business resulting from higher depreciation and amortization, and noncurrent asset impairment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	100,346	67	93,204	66	7,142	8
Fixed line	63,864	42	61,285	44	2,579	4
Others	79	—	42	—	37	88
Inter-segment transactions	(13,874)	(9)	(13,972)	(10)	98	1
Consolidated	150,415	100	140,559	100	9,856	7

Other Income (Expenses)

Consolidated other income amounted to Php5,058 million in 2017, a change of Php7,690 million as against other expenses of Php2,632 million in 2016, primarily due to lower impairment on the Rocket Internet investment, higher equity share in net earnings of Asia Outsourcing Beta Limited, or Beta, resulting from the gain on sale of SPi Technologies, Inc., or SPi, and gain on conversion of iflix convertible notes in our others segment and lower net foreign exchange losses in our wireless segment, partially offset by impairment of investment in Hastings and lower gain on sale of properties in our fixed line business.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Wireless	217	(3,517)	3,734	106
Fixed line	(3,323)	(291)	(3,032)	(1,042)
Others	10,390	2,748	7,642	278
Inter-segment transactions	(2,226)	(1,572)	(654)	(42)
Consolidated	5,058	(2,632)	7,690	292

Net Income

Consolidated net income decreased by Php6,696 million, or 33%, to Php13,466 million in 2017, from Php20,162 million in 2016, primarily due to the Php12,973 million decrease in net income in our wireless segment, partially offset by Php7,555 million increase in net income from our other business.  Our consolidated basic and diluted EPS decreased to Php61.61 for the year ended December 31, 2017 from Php92.33 in 2016.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2017 and 2016.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	(3,510)	(26)	9,463	47	(12,973)	(137)
Fixed line	7,474	56	8,134	40	(660)	(8)
Others	10,120	75	2,565	13	7,555	295
Inter-segment transactions	(618)	(5)	—	—	(618)	(100)
Consolidated	13,466	100	20,162	100	(6,696)	(33)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php66,174 million in 2017, an increase of Php5,013 million, or 8%, as compared with Php61,161 million in 2016, primarily due to improved Adjusted EBITDA in our fixed line and wireless operating segments.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	35,151	53	32,661	53	2,490	8
Fixed line	29,478	45	26,950	44	2,528	9
Others	(63)	—	(22)	—	(41)	(186)
Inter-segment transactions	1,608	2	1,572	3	36	2
Consolidated	66,174	100	61,161	100	5,013	8

Core Income

Our consolidated core income amounted to Php27,668 million in 2017, a decrease of Php189 million, or 1%, as compared with Php27,857 million in 2016, primarily due to a decrease in core income from our wireless business as a result of higher depreciation expense, partly offset by higher core income in each of the others and fixed line segments.  Our consolidated basic and diluted core EPS decreased to Php127.79 in 2017 from Php128.66 in 2016.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	8,514	31	11,402	41	(2,888)	(25)
Fixed line	8,846	32	7,746	28	1,100	14
Others	10,926	39	8,709	31	2,217	25
Inter-segment transactions	(618)	(2)	—	—	(618)	(100)
Consolidated	27,668	100	27,857	100	(189)	(1)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php93,835 million from our wireless business in 2017, a decrease of Php11,079 million, or 11%, from Php104,914 million in 2016.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2017 and 2016 by service:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Service Revenues:
Mobile	84,439	90	96,497	92	(12,058)	(12)
Home Broadband	2,556	3	2,772	3	(216)	(8)
Digital platforms and mobile financial services	1,240	1	728	1	512	70
MVNO and others(1)	417	—	585	—	(168)	(29)
Total Wireless Service Revenues	88,652	94	100,582	96	(11,930)	(12)

Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	5,183	6	4,332	4	851	20
Total Wireless Revenues	93,835	100	104,914	100	(11,079)	(11)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries.

Service Revenues

Our wireless service revenues in 2017 decreased by Php11,930 million, or 12%, to Php88,652 million as compared with Php100,582 million in 2016, mainly as a result of lower revenues from mobile services and home broadband services, partially offset by higher revenues from digital platforms and mobile financial services.  As a percentage of our total wireless revenues, service revenues accounted for 94% and 96% for the years ended December 31, 2017 and 2016, respectively.

Mobile Services

Our mobile service revenues amounted to Php84,439 million in 2017, a decrease of Php12,058 million, or 12%, from Php96,497 million in 2016.  Mobile service revenues accounted for 95% and 96% of our wireless service revenues for the years ended December 31, 2017 and 2016, respectively.

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Mobile Services:
Voice	30,724	36	37,094	38	(6,370)	(17)
SMS	26,045	31	32,745	34	(6,700)	(20)
Data	26,281	31	25,517	27	764	3
Inbound roaming and others(1)	1,389	2	1,141	1	248	22
Total	84,439	100	96,497	100	(12,058)	(12)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and share in revenues from Smart Money.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php6,370 million, or 17%, to Php30,724 million in 2017 from Php37,094 million in 2016, mainly on account of lower domestic and international voice revenues due to the availability of OTT services.  Mobile voice services accounted for 36% and 38% of our mobile service revenues for the years ended December 31, 2017 and 2016, respectively.

Domestic voice service revenues decreased by Php4,530 million, or 16%, to Php24,136 million in 2017 from Php28,666 million in 2016, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php1,840 million, or 22%, to Php6,588 million in 2017 from Php8,428 million in 2016, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services and VAS, decreased by Php6,700 million, or 20%, to Php26,045 million in 2017 from Php32,745 million in 2016 mainly due to declining SMS volumes as a result of alternative text messaging options, such as OTT services and social media.  Mobile SMS services accounted for 31% and 34% of our mobile service revenues for the years ended December 31, 2017 and 2016, respectively.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php764 million, or 3%, to Php26,281 million in 2017 from Php25,517 million in 2016 as a result of increased mobile internet usage, partially offset by lower revenues from mobile broadband.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2017 and 2016:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Data Services:
Mobile internet(1)	20,086	76	17,167	67	2,919	17
Mobile broadband	6,030	23	8,147	32	(2,117)	(26)
Other data	165	1	203	1	(38)	(19)
Total	26,281	100	25,517	100	764	3

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php2,919 million, or 17%, to Php20,086 million in 2017 from Php17,167 million in 2016 as a result of the increase in smartphone ownership and greater data adoption among our subscriber base leading to the increase in mobile internet browsing and prevalent use of mobile apps, social networking sites and other OTT services.  Mobile internet services accounted for 24% and 18% of our mobile service revenues for the years ended December 31, 2017 and 2016, respectively.

Mobile broadband

Mobile broadband revenues amounted to Php6,030 million in 2017, a decrease of Php2,117 million, or 26%, from Php8,147 million in 2016, primarily due to a decrease in the number of subscribers, mainly Sun Broadband.  Mobile broadband services accounted for 7% and 9% of our mobile service revenues for the years ended December 31, 2017 and 2016, respectively.

Other data

Revenues from our other data services, which include domestic leased lines and share in revenue from PLDT WeRoam, decreased by Php38 million, or 19%, to Php165 million in 2017 from Php203 million in 2016.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php248 million, or 22%, to Php1,389 million in 2017 from Php1,141 million in 2016.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2017 and 2016:

			Increase (Decrease)
	2017	2016	Amount	%
	(Pesos in millions)
Mobile service revenues	84,439	96,497	(12,058)	(12)
By service type
Prepaid	59,862	67,304	(7,442)	(11)
Postpaid	23,188	28,052	(4,864)	(17)
Inbound roaming and others	1,389	1,141	248	22

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php59,862 million in 2017, a decrease of Php7,442 million, or 11%, as compared with Php67,304 million in 2016.  Mobile prepaid service revenues accounted for 71% and 70% of mobile service revenues for the years ended December 31, 2017 and 2016, respectively.  The decrease in revenues from our mobile prepaid services was primarily driven by a lower mobile prepaid subscriber base resulting in lower voice and SMS revenues, partially offset by the increase in mobile internet revenues.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php23,188 million in 2017, a decrease of Php4,864 million, or 17%, as compared with Php28,052 million in 2016, and accounted for 27% and 29% of mobile service revenues for the years ended December 31, 2017 and 2016, respectively.  The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2017 and 2016:

			Increase (Decrease)
	2017	2016	Amount	%
Mobile subscriber base	58,293,908	62,763,209	(4,469,301)	(7)
Smart(1)	21,821,441	23,027,793	(1,206,352)	(5)
Postpaid	1,388,090	1,383,830	4,260	-
Prepaid(2)	20,433,351	21,643,963	(1,210,612)	(6)
TNT	28,807,964	29,845,509	(1,037,545)	(3)
Sun(1)	7,664,503	9,889,907	(2,225,404)	(23)
Postpaid	1,129,172	1,426,438	(297,266)	(21)
Prepaid(2)	6,535,331	8,463,469	(1,928,138)	(23)
Home broadband subscriber base	237,354	270,203	(32,849)	(12)
Total wireless subscribers	58,531,262	63,033,412	(4,502,150)	(7)

(1)	Includes mobile broadband subscribers.
(2)	Beginning 2Q2017, the prepaid subscriber base excludes subscribers who did not reload within 90 days vis-à-vis 120 days previous cut-off.

The average monthly churn rate for Smart Prepaid subscribers in 2017 and 2016 were 6.7% and 7.6%, respectively, while the average monthly churn rate for TNT subscribers were 6.8% and 6.3% in 2017 and 2016, respectively.  The average monthly churn rate for Sun Prepaid subscribers were 7.7% and 8.8% in 2017 and 2016, respectively.

The average monthly churn rate for Smart Postpaid subscribers were 2.3% and 4.8% in 2017 and 2016, respectively, and 3.5% and 6.4% in 2017 and 2016, respectively, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2017 and 2016:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2017	2016	Amount	%	2017	2016	Amount	%
	(in Pesos)				(in Pesos)
Prepaid
Smart	118	117	1	1	108	107	1	1
TNT	81	82	(1)	(1)	74	76	(2)	(3)
Sun	88	90	(2)	(2)	82	83	(1)	(1)
Postpaid
Smart	1,004	966	38	4	972	951	21	2
Sun	422	443	(21)	(5)	418	437	(19)	(4)

(1)

Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our Home Ultera services decreased by Php216 million, or 8%, to Php2,556 million in 2017 from Php2,772 million in 2016, due mainly to the continued migration of our high-value fixed wireless subscribers from legacy technologies (Canopy & WiMAX) to wired broadband (digital subscriber line, or DSL/FTTH).  In addition, we offer lower-priced plan offerings as part of our efforts to expand our customer base to include lower income home segments.

Subscribers of our Home Ultera services decreased by 32,849, or 12%, to 237,354 subscribers as at December 31, 2017 from 270,203 subscribers as at December 31, 2016.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, increased by Php512 million, or 70%, to Php1,240 million in 2017 from Php728 million in 2016, primarily due to the increase in PayMaya mobile payment transactions.

MVNO and Others

Revenues from our MVNO and other services decreased by Php168 million, or 29%, to Php417 million in 2017 from Php585 million in 2016, primarily due to lower revenue contribution from MVNOs of PLDT Global and ACeS Philippines, partially offset by the impact of higher weighted average rate of the Philippine peso relative to the U.S. dollar.

Non-Service Revenues

Our wireless non-service revenues consist of sales of mobile handsets, SIM-packs, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues increased by Php851 million, or 20%, to Php5,183 million in 2017 from Php4,332 million in 2016, primarily due to higher revenues from postpaid mobile handsets, partly offset by the decline in revenues from prepaid mobile handsets and broadband data modems attributable to lower average price per unit.

Expenses

Expenses associated with our wireless business amounted to Php100,346 million in 2017, an increase of Php7,142 million, or 8%, from Php93,204 million in 2016.  A significant portion of the increase was mainly attributable to higher depreciation and amortization, and noncurrent asset impairment, partially offset by lower provisions, cost of sales and services, interconnection costs, and selling, general and administrative expenses.  As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 107% and 89% for the years ended December 31, 2017 and 2016, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2017 and 2016 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	42,046	42	42,472	46	(426)	(1)
Depreciation and amortization	36,914	37	18,984	20	17,930	94
Cost of sales and services	8,858	9	14,429	15	(5,571)	(39)
Interconnection costs	6,373	6	8,035	9	(1,662)	(21)
Noncurrent asset impairment	3,913	4	1,038	1	2,875	277
Provisions	2,242	2	8,246	9	(6,004)	(73)
Total	100,346	100	93,204	100	7,142	8

Selling, general and administrative expenses decreased by Php426 million, or 1%, to Php42,046 million, primarily due to lower expenses related to selling and promotions, repairs and maintenance, and insurance and security services, partly offset by higher rent expenses and compensation and employee benefits.

Depreciation and amortization charges increased by Php17,930 million, or 94%, to Php36,914 million, primarily due to higher depreciable asset base and depreciation due to shortened life of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.

Noncurrent asset impairment increased by Php2,815 million to Php3,913 million, primarily due to impairment of certain network equipment, which were rendered obsolete due to technological advancements as a result of the continuing network transformation projects.

Cost of sales and services decreased by Php5,571 million, or 39%, to Php8,858 million, primarily due to lower issuances of mobile handsets and mobile broadband data modems, partly offset by higher cost of licenses from various partnership with content providers.

Interconnection costs decreased by Php1,662 million, or 21%, to Php6,373 million, primarily due to lower interconnection cost on domestic voice and SMS services, mainly as a result of lower interconnection rates, and lower interconnection costs on international voice and SMS services, partially offset by an increase in interconnection charges on international data roaming.

Provisions decreased by Php6,004 million, or 73%, to Php2,242 million, primarily due to lower provisions for doubtful accounts and inventory obsolescence.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(2,260)	(2,487)	227	9
Equity share in net losses of associates	(129)	(237)	108	46
Foreign exchange losses – net	(46)	(1,702)	1,656	97
Gain on derivative financial instruments – net	282	485	(203)	(42)
Interest income	307	270	37	14
Other income – net	2,063	154	1,909	1,240
Total	217	(3,517)	3,734	106

Our wireless business’ other income amounted to Php217 million in 2017, an increase of Php3,734 million, or 106%, as against other expenses of Php3,517 million in 2016, primarily due to the combined effects of the following: (i) higher other income – net by Php1,909 million mainly due to higher miscellaneous income, partly offset by the impairment on Smart’s investment in AF Payments, Inc., or AFPI, and lower income from consultancy; (ii) lower net foreign exchange losses by Php1,656 million on account of revaluation of foreign currency-denominated assets and liabilities due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar; (iii) lower net financing costs by Php227 million; (iv) lower equity share in net losses of associates by Php108 million; (v) higher interest income by Php37 million; and (vi) lower net gains on derivative financial instruments by Php203 million.

Benefit from Income Tax

Benefit from income tax amounted to Php2,784 million in 2017, an increase of Php1,514 million from Php1,270 million in 2016, mainly on account of the tax impact of depreciation due to shortened life of property and equipment, and noncurrent asset impairment recognized for the year.

Net Income (Loss)

As a result of the foregoing, our wireless business’ net loss amounted to Php3,510 million in 2017, lower by Php12,973 million as against net income of Php9,463 million in 2016.

Adjusted EBITDA

Our wireless business’ Adjusted EBITDA increased by Php2,490 million, or 8%, to Php35,151 million in 2017 from Php32,661 million in 2016.  Adjusted EBITDA margin increased to 40% in 2017 from 32% in 2016.

Core Income

Our wireless business’ core income decreased by Php2,888 million, or 25%, to Php8,514 million in 2017 from Php11,402 million in 2016 on account of higher depreciation expense, partially offset by higher Adjusted EBITDA.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php78,341 million in 2017, an increase of Php5,613 million, or 8%, from Php72,728 million in 2016.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2017 and 2016 by service segment:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Service Revenues:
Voice	28,500	36	29,630	41	(1,130)	(4)
Data	44,294	57	37,711	52	6,583	17
Miscellaneous	1,963	2	1,665	2	298	18
	74,757	95	69,006	95	5,751	8
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	3,584	5	3,722	5	(138)	(4)
Total Fixed Line Revenues	78,341	100	72,728	100	5,613	8

Service Revenues

Our fixed line service revenues increased by Php5,751 million, or 8%, to Php74,757 million in 2017 from Php69,006 million in 2016, due to higher revenues from our data and miscellaneous services, partially offset by lower voice service revenues.

Voice Services

Revenues from our voice services decreased by Php1,130 million, or 4%, to Php28,500 million in 2017 from Php29,630 million in 2016, primarily due to lower international (partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and Whats App, offering free on-net calling services, and other similar services), and domestic services, partially offset by higher revenues from local exchange.

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2017 and 2016:

			Increase
	2017	2016	Amount	%
	(Pesos in millions)
Data service revenues	44,294	37,711	6,583	17
Home broadband	18,054	14,896	3,158	21
Corporate data and ICT	26,240	22,815	3,425	15

Our data services posted revenues of Php44,294 million in 2017, an increase of Php6,583 million, or 17%, from Php37,711 million in 2016, primarily due to higher home broadband revenues from DSL and Fibr, an increase in corporate data and leased lines primarily i-Gate, Fibernet, Internet Protocol-Virtual Private Network, or IP-VPN, Metro Ethernet and Shops.Work, and higher data center and ICT revenues.  The percentage contribution of this service segment to our fixed line service revenues accounted for 59% and 55% for the years ended December 31, 2017 and 2016, respectively.

Home Broadband

Home broadband data revenues amounted to Php18,054 million in 2017, an increase of Php3,158 million, or 21%, from Php14,896 million in 2016.  This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and a nationwide roll-out of its FTTH network.  Home broadband revenues accounted for 41% and 39% of total data service revenues in the years ended December 31, 2017 and 2016, respectively.  PLDT’s FTTH nationwide network rollout reached over four million homes passed in 2017.

Corporate Data and ICT

Corporate data services amounted to Php22,889 million in 2017, an increase of Php2,909 million, or 15%, as compared with Php19,980 million in 2016, mainly due to sustained market traction of broadband data services and growth on Fibr, as a result of higher internet connectivity requirements, and key Private Networking

Solutions such as IP-VPN, Metro Ethernet and Shops.Work.  Corporate data revenues accounted for 52% and 53% of total data services in the years ended December 31, 2017 and 2016, respectively.

ICT revenues increased by Php516 million, or 18%, to Php3,351 million in 2017 from Php2,835 million in 2016 mainly due to higher revenues from colocation and managed IT services.  Cloud services include cloud contact center, cloud infrastructure as a service, cloud software as a service and cloud professional services.  The percentage contribution of this service segment to our total data service revenues was 8% in each of 2017 and 2016.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees.  These service revenues increased by Php298 million, or 18%, to Php1,963 million in 2017 from Php1,665 million in 2016 mainly due to higher outsourcing and management fees.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 3% and 2% in 2017 and 2016, respectively.

Non-service Revenues

Non-service revenues decreased by Php138 million, or 4%, to Php3,584 million in 2017 from Php3,722 million in 2016, primarily due to lower sale of PLP and Telpad units, and FabTab for myDSL retention, partly offset by higher computer-bundled, hardware and software sales.

Expenses

Expenses related to our fixed line business totaled Php63,864 million in 2017, an increase of Php2,579 million, or 4%, as compared with Php61,285 million in 2016.  The increase was primarily due to higher selling, general and administrative expenses, cost of sales and services, and provisions, partly offset by lower interconnection costs, depreciation and amortization expenses, and noncurrent asset impairment.  As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 82% and 84% for the years ended December 31, 2017 and 2016, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2017 and 2016 and the percentage of each expense item to the total:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	37,390	59	34,248	56	3,142	9
Depreciation and amortization	15,001	24	15,471	25	(470)	(3)
Cost of sales and services	4,788	7	3,868	6	920	24
Interconnection costs	4,587	7	5,940	10	(1,353)	(23)
Provisions	2,098	3	1,722	3	376	22
Noncurrent asset impairment	-	-	36	-	(36)	(100)
Total	63,864	100	61,285	100	2,579	4

Selling, general and administrative expenses increased by Php3,142 million, or 9%, to Php37,390 million primarily due to higher professional and other contracted services, and compensation and employee benefits, partly offset by lower repairs and maintenance costs, and selling and promotions.

Depreciation and amortization charges decreased by Php470 million, or 3%, to Php15,001 million mainly due to a lower depreciable asset base.

Cost of sales and services increased by Php920 million, or 24%, to Php4,788 million, primarily due to various partnerships with content providers.

Interconnection costs decreased by Php1,353 million, or 23%, to Php4,587 million, primarily due to lower international interconnection costs, as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower domestic interconnection costs.

Provisions increased by Php376 million, or 22%, to Php2,098 million, mainly due to higher provision for doubtful accounts, partly offset by lower provision for inventory obsolescence.

Noncurrent asset impairment amounted to nil and Php36 million in 2017 and 2016, respectively.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(5,106)	(4,917)	(189)	(4)
Foreign exchange losses	(98)	(486)	388	80
Equity share in net earnings (losses) of associates	44	(40)	84	210
Gains on derivative financial instruments – net	251	511	(260)	(51)
Interest income	695	707	(12)	(2)
Other income – net	891	3,934	(3,043)	(77)
Total	(3,323)	(291)	(3,032)	(1,042)

Our fixed line business’ other expenses amounted to Php3,323 million in 2017 from Php291 million in 2016, mainly due to the combined effects of the following: (i) lower other income – net by Php3,043 million mainly due to impairment of investment in Hastings and lower gain on sale of properties, partly offset by the reversal of impairment of investment in Digitel Crossing, Inc., or DCI; (ii) lower net gains on derivative financial instruments by Php260 million; (iii) higher net financing costs by Php189 million; (iv) a decrease in interest income by Php12 million; (v) equity share in net earnings of associates of Php44 million in 2017 as against equity share in net losses of associates of Php40 million in 2016; and (vi) lower net foreign exchange losses by Php388 million.

Provision for Income Tax

Provision for income tax amounted to Php3,680 million in 2017, an increase of Php662 million, or 22%, from Php3,018 million in 2016.  The effective tax rates for our fixed line business were 33% and 27% in 2017 and 2016, respectively.

Net Income

As a result of the foregoing, our fixed line business registered a net income of Php7,474 million in 2017, a decrease of Php660 million, or 8%, as compared with Php8,134 million in 2016.

Adjusted EBITDA

Our fixed line business’ Adjusted EBITDA increased by Php2,528 million, or 9%, to Php29,478 million in 2017 from Php26,950 million in 2016.  Adjusted EBITDA margin remained stable at 39% in each of 2017 and 2016.

Core Income

Our fixed line business’ core income increased by Php1,100 million, or 14%, to Php8,846 million in 2017 from Php7,746 million in 2016, primarily as a result of higher Adjusted EBITDA and lower depreciation expense, partially offset by lower other income – net.

Others

Revenues

We generated revenues of Php16 million from our other business in 2017, a decrease of Php4 million, or 20%, from Php20 million in 2016.

Expenses

Expenses related to our other business totaled Php79 million in 2017, an increase of Php37 million, or 88%, as compared with Php42 million in 2016, due to higher selling, general and administrative expenses.

Other Income (Expenses)

The following table summarizes the breakdown of other income (expenses) for other business segment for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	2,991	1,458	1,533	105
Interest income	653	306	347	113
Financing costs – net	(201)	(187)	(14)	(7)
Foreign exchange losses	(267)	(597)	330	55
Other income – net	7,214	1,768	5,446	308
Total	10,390	2,748	7,642	278

Other income increased by Php7,642 million to Php10,390 million in 2017 from Php2,748 million in 2016, primarily due to the combined effects of the following: (i) higher other income – net by Php5,446 million due to lower impairment on the Rocket Internet investment and gain on conversion of iflix convertible notes, partly offset by lower gain on sale of Beacon Electric Holdings, Inc., or Beacon, shares in 2017; (ii) higher equity share in net earnings of associates and joint ventures by Php1,533 million due to higher equity share in net earnings of Beta, resulting mainly from the gain on sale of SPi; (iii) an increase in interest income by Php347 million; (iv) lower net foreign exchange losses by Php330 million; and (v) higher financing costs by Php14 million.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php10,120 million in 2017, an increase of Php7,555 million from Php2,565 million in 2016.

Core Income

Our other business segment’s core income amounted to Php10,926 million in 2017, an increase of Php2,217 million, or 25%, as compared with Php8,709 million in 2016, mainly as a result of the higher equity share in net earnings of associates and joint ventures, higher other income and higher interest income.

Years ended December 31, 2016 and 2015

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php165,262 million in 2016, a decrease of Php5,841 million, or 3%, as compared with Php171,103 million in 2015, primarily due to lower revenues from mobile, and digital platforms and mobile financial services from our wireless business and lower revenues from fixed line voice services, partially offset by higher revenues from data and miscellaneous services, as well as non-service revenues, in our fixed line business.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2016 and 2015:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
		(Pesos in millions)
For the year ended December 31, 2016
Service Revenues
Wireless	100,582			(1,467)	99,155
Mobile	96,497			(1,431)	95,066
Home Broadband	2,772			(14)	2,758
Digital platforms and mobile financial services	728			(19)	709
MVNO and others	585			(3)	582
Fixed Line		69,006		(10,920)	58,086
Voice		29,630		(4,128)	25,502
Data		37,711		(5,984)	31,727
Home broadband		14,896		(167)	14,729
Corporate data and ICT		22,815		(5,817)	16,998
Miscellaneous		1,665		(808)	857
Others			20	(11)	9
Total Service Revenues	100,582	69,006	20	(12,398)	157,210
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	4,332	2,909	—	(2)	7,239
Point-product sales	—	813	—	—	813
Total Non-Service Revenues	4,332	3,722	—	(2)	8,052
Total Revenues	104,914	72,728	20	(12,400)	165,262
For the year ended December 31, 2015
Service Revenues
Wireless	110,716			(1,528)	109,188
Mobile	105,655			(1,480)	104,175
Home Broadband	3,040			(24)	3,016
Digital platforms and mobile financial services	1,051			(3)	1,048
MVNO and others	970			(21)	949
Fixed Line		65,475		(11,733)	53,742
Voice		30,253		(4,454)	25,799
Data		33,748		(6,578)	27,170
Home broadband		12,338		(10)	12,328
Corporate data and ICT		21,410		(6,568)	14,842
Miscellaneous		1,474		(701)	773
Total Service Revenues	110,716	65,475	—	(13,261)	162,930
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	4,797	2,692	—	(2)	7,487
Point-product sales	—	698	—	(12)	686
Total Non-Service Revenues	4,797	3,390	—	(14)	8,173
Total Revenues	115,513	68,865	—	(13,275)	171,103

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Wireless	104,914	64	115,513	68	(10,599)	(9)
Fixed line	72,728	44	68,865	40	3,863	6
Others	20	—	—	—	20	100
Inter-segment transactions	(12,400)	(8)	(13,275)	(8)	875	(7)
Consolidated	165,262	100	171,103	100	(5,841)	(3)

Expenses

Consolidated expenses increased by Php1,291 million, or 1%, to Php140,559 million in 2016 from Php139,268 million in 2015, primarily as a result of higher expenses in our fixed line business due to higher selling, general and administrative expenses, and depreciation and amortization expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Wireless	93,204	66	95,358	68	(2,154)	(2)
Fixed line	61,285	44	58,417	42	2,868	5
Others	42	—	59	—	(17)	(29)
Inter-segment transactions	(13,972)	(10)	(14,566)	(10)	594	(4)
Consolidated	140,559	100	139,268	100	1,291	1

Other Expenses

Consolidated other expenses amounted to Php2,632 million in 2016, a decrease of Php2,565 million, or 49%, from Php5,197 million in 2015, primarily due to higher gain on sale of Beacon shares by PCEV in 2016 compared to the gain on sale of Beacon’s Meralco shares in 2015 in our other segment and gain on sale of property of our fixed line segment, partly offset by higher financing costs in our wireless segment.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
	(Pesos in millions)
Wireless	(3,517)	(1,958)	(1,559)	80
Fixed line	(291)	(2,599)	2,308	(89)
Others	2,748	651	2,097	322
Inter-segment transactions	(1,572)	(1,291)	(281)	22
Consolidated	(2,632)	(5,197)	2,565	(49)

Net Income

Consolidated net income decreased by Php1,913 million, or 9%, to Php20,162 million in 2016, from Php22,075 million in 2015, primarily due to the decrease in net income in our wireless segment, partially offset by the increase in net income from other and fixed line businesses.  Our consolidated basic and diluted EPS decreased to Php92.33 in 2016 from Php101.85 in 2015.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of the years ended December 31, 2016 and 2015.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Wireless	9,463	47	15,434	70	(5,971)	(39)
Fixed line	8,134	40	6,193	28	1,941	31
Others	2,565	13	448	2	2,117	473
Consolidated	20,162	100	22,075	100	(1,913)	(9)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php61,161 million in 2016, a decrease of Php9,057 million, or 13%, as compared with Php70,218 million in 2015, primarily due to lower Adjusted EBITDA in our wireless operating segment.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Wireless	32,661	53	44,237	63	(11,576)	(26)
Fixed line	26,950	44	24,749	35	2,201	9
Others	(22)	—	(59)	—	37	63
Inter-segment transactions	1,572	3	1,291	2	281	22
Consolidated	61,161	100	70,218	100	(9,057)	(13)

Core Income

Our consolidated core income amounted to Php27,857 million in 2016, a decrease of Php7,355 million, or 21%, as compared with Php35,212 million in 2015 primarily due to a decrease in core income from our wireless business as a result of lower consolidated Adjusted EBITDA, partially offset by higher core income from our other and fixed line businesses.  Our consolidated basic and diluted core EPS, decreased to Php128.66 in 2016 from Php162.70 in 2015.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Wireless	11,402	41	22,512	64	(11,110)	(49)
Fixed line	7,746	28	6,539	19	1,207	18
Others	8,709	31	6,161	17	2,548	41
Consolidated	27,857	100	35,212	100	(7,355)	(21)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,914 million from our wireless business in 2016, a decrease of Php10,599 million, or 9%, from Php115,513 million in 2015.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2016 and 2015 by service:

					Decrease
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Service Revenues:
Mobile	96,497	92	105,655	91	(9,158)	(9)
Home Broadband	2,772	3	3,040	3	(268)	(9)
Digital platforms and mobile financial services	728	1	1,051	1	(323)	(31)
MVNO and others(1)	585	—	970	1	(385)	(40)
Total Wireless Service Revenues	100,582	96	110,716	96	(10,134)	(9)
Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	4,332	4	4,797	4	(465)	(10)
Total Wireless Revenues	104,914	100	115,513	100	(10,599)	(9)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries.

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

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2016 and 2015:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Mobile Services:
Voice	37,094	38	46,129	44	(9,035)	(20)
SMS	32,745	34	37,982	36	(5,237)	(14)
Data	25,517	27	20,179	19	5,338	26
Inbound roaming and others(1)	1,141	1	1,365	1	(224)	(16)
Total	96,497	100	105,655	100	(9,158)	(9)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and share in revenues from Smart Money.

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

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services and VAS, decreased by Php5,237 million, or 14%, to Php32,745 million in 2016 from Php37,982 million in 2015 mainly from lower bucket-priced and unlimited SMS revenues.  Mobile SMS services accounted for 34% and 36% of our mobile service revenues in 2016 and 2015, respectively.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php5,338 million, or 26%, to Php25,517 million in 2016 from Php20,179 million in 2015 primarily due to higher mobile internet revenues, mobile broadband and other data revenues.

					Increase (Decrease)
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Data Services:
Mobile internet(1)	17,167	67	12,055	60	5,112	42
Mobile broadband	8,147	32	7,951	39	196	2
Other data	203	1	173	1	30	17
Total	25,517	100	20,179	100	5,338	26

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

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

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
	(Pesos in millions)
Mobile service revenues	96,497	105,655	(9,158)	(9)
By service type
Prepaid	67,304	76,143	(8,839)	(12)
Postpaid	28,052	28,147	(95)	—
Inbound roaming and others	1,141	1,365	(224)	(16)

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

Subscriber Base, ARPU and Churn Rates

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

The average monthly churn rate for Smart Prepaid subscribers in 2016 and 2015 were 7.6% and 6.6%, respectively, while the average monthly churn rate for TNT subscribers were 6.3% and 5.7% in 2016 and 2015, respectively.  The average monthly churn rate for Sun Prepaid subscribers were 8.8% and 11.3% in 2016 and 2015, respectively.

The average monthly churn rate for Smart Postpaid subscribers were 4.8% and 3.3% in 2016 and 2015, respectively, and 6.4% and 4.3% in 2016 and 2015, respectively, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2016 and 2015:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2016	2015	Amount	%	2016	2015	Amount	%
	(in Pesos)
Prepaid
Smart	117	129	(12)	(9)	107	118	(11)	(9)
TNT	82	91	(9)	(10)	76	84	(8)	(10)
Sun	90	74	16	22	83	68	15	22
Postpaid
Smart	966	993	(27)	(3)	951	982	(31)	(3)
Sun	443	444	(1)	—	437	441	(4)	(1)

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

Home Broadband

Revenues from our HOMEBro services decreased by Php268 million, or 9%, to Php2,772 million in 2016 from Php3,040 million in 2015 mainly due to the continued migration of our high-value fixed wireless subscribers from legacy technologies (Canopy & WiMAX) to either TD-LTE or wired broadband (DSL/FTTH).  In addition, ARPU has decreased as a result of price competition and PLDT’s continued efforts to bring high-quality broadband services to the lower income home segments.

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

MVNO and Others

Revenues from our other services decreased by Php385 million, or 40%, to Php585 million in 2016 from Php970 million in 2015, primarily due to a decrease in the number of ACeS Philippines’ subscribers, lower revenue contribution from MVNOs of PLDT Global, partially offset by the impact of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php47.48 for the year ended December 31, 2016 from Php45.51 for the year ended December 31, 2015 on our U.S. dollar and U.S. dollar-linked other service revenues.

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

Expenses

Expenses associated with our wireless business amounted to Php93,204 million in 2016, a decrease of Php2,154 million, or 2%, from Php95,358 million in 2015.  A significant portion of the decrease was mainly attributable to lower selling, general and administrative expenses, noncurrent asset impairment and interconnection costs, partially offset by higher provisions, depreciation and amortization, and cost of sales and services.  As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 89% and 83% in 2016 and 2015, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2016 and 2015 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	42,472	46	47,308	50	(4,836)	(10)
Depreciation and amortization	18,984	20	17,218	18	1,766	10
Cost of sales and services	14,429	15	13,873	14	556	4
Provisions	8,246	9	2,658	3	5,588	210
Interconnections costs	8,035	9	8,513	9	(478)	(6)
Noncurrent asset impairment	1,038	1	5,788	6	(4,750)	(82)
Total	93,204	100	95,358	100	(2,154)	(2)

Selling, general and administrative expenses decreased by Php4,836 million, or 10%, to Php42,472 million, primarily due to lower selling and promotions, compensation and employee benefits, and rent expenses.

Depreciation and amortization charges increased by Php1,766 million, or 10%, to Php18,984 million, primarily due to higher depreciable asset base.

Cost of sales and services increased by Php556 million, or 4%, to Php14,429 million, primarily due to higher average costs and increased smartphone and data-capable device issuances for Smart Postpaid subscribers, increased availments for Smart Prepaid Android Phone Kits, and higher cost of licenses from various partnership with content providers.

Provisions increased by Php5,588 million, to Php8,246 million, primarily due to higher provisions for doubtful accounts and inventory obsolescence.

Interconnection costs decreased by Php478 million, or 6%, to Php8,035 million, primarily due to lower interconnection cost on international voice and text services, partially offset by an increase in interconnection charges on domestic voice and text services.

Noncurrent asset impairment decreased by Php4,750 million, or 82%, to Php1,038 million, primarily due to higher impairment provision for property and equipment in 2015.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(2,487)	(1,799)	(688)	(38)
Foreign exchange losses – net	(1,702)	(1,622)	(80)	(5)
Equity share in net losses of associates	(237)	(81)	(156)	(193)
Interest income	270	308	(38)	(12)
Gain on derivative financial instruments – net	485	—	485	100
Other income – net	154	1,236	(1,082)	(88)
Total	(3,517)	(1,958)	(1,559)	(80)

Our wireless business’ other expenses amounted to Php3,517 million in 2016, an increase of Php1,559 million, or 80%, from Php1,958 million in 2015, primarily due to the combined effects of the following: (i) a decrease in other income – net by Php1,082 million mainly due to reversal of asset retirement obligation in 2015 and lower gain on insurance claims, partly offset by higher income from consultancy services; (ii) higher net financing costs by Php688 million mainly due to higher outstanding loan balances, higher weighted average interest rate and higher financing charges, partly offset by higher capitalized interest; (iii) higher equity share in net losses of associates by Php156 million; (iv) higher foreign exchange losses by Php80 million; (v) lower interest income by Php38 million; and (vi) net gains on derivative financial instruments of Php485 million in 2016.

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

Core Income

Our wireless business’ core income decreased by Php11,110 million, or 49%, to Php11,402 million in 2016 from Php22,512 million in 2015 mainly on account of lower Adjusted EBITDA and higher depreciation expense.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php72,728 million in 2016, an increase of Php3,863 million, or 6%, from Php68,865 million in 2015.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2016 and 2015 by service segment:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Service Revenues:
Voice	29,630	41	30,253	44	(623)	(2)
Data	37,711	52	33,748	49	3,963	12
Miscellaneous	1,665	2	1,474	2	191	13
	69,006	95	65,475	95	3,531	5
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	3,722	5	3,390	5	332	10
Total Fixed Line Revenues	72,728	100	68,865	100	3,863	6

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

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2016 and 2015:

			Increase
	2016	2015	Amount	%
	(Pesos in millions)
Data service revenues	37,711	33,748	3,963	12
Home broadband	14,896	12,338	2,558	21
Corporate data and ICT	22,815	21,410	1,405	7

Our data services posted revenues of Php37,711 million in 2016, an increase of Php3,963 million, or 12%, from Php33,748 million in 2015, primarily due to higher home broadband revenues from DSL and Fibr, an increase in corporate data and leased lines primarily i-Gate, Fibernet, Metro Ethernet and Shops.Work, and higher data center and ICT revenues.  The percentage contribution of this service segment to our fixed line service revenues was 55% and 52% in 2016 and 2015, respectively.

Home Broadband

Home broadband data revenues amounted to Php14,896 million in 2016, an increase of Php2,558 million, or 21%, from Php12,338 million in 2015, primarily due to the company’s commitment to aggressively expand the FTTH network in the Philippines, as well as an increase in the number of subscribers by 194,686, or 16%, to 1,450,550 subscribers as at December 31, 2016 from 1,255,864 subscribers as at December 31, 2015.  Home broadband revenues accounted for 39% and 36% of total data service revenues in 2016 and 2015, respectively.

Corporate Data and ICT

Corporate data services contributed Php19,980 million in 2016, an increase of Php1,174 million, or 6%, as compared with Php18,806 million in 2015, primarily due to sustained market traction of broadband data services such as DSL and Fibr, as a result of higher internet connectivity requirements, and key Private Networking Solutions such as IP-VPN, Metro Ethernet and Shops.Work.  Corporate data revenues accounted for 53% and 56% of total data services in 2016 and 2015, respectively.

ICT revenues increased by Php231 million, or 9%, to Php2,835 million in 2016 from Php2,604 million in 2015, primarily due to higher revenues from colocation, managed IT and social engagement solutions services.  Cloud services include cloud contact center, cloud Infrastructure as a Service, cloud Software as a Service, managed security services and cloud professional services.  The percentage contribution of this service segment to our total data service revenues was 8% in each of 2016 and 2015.

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

Non-service Revenues

Non-service revenues increased by Php332 million, or 10%, to Php3,722 million in 2016 from Php3,390 million in 2015, primarily due to higher sale of FabTAB for myDSL retention and PLP units, computer-bundled, and TVolution units, partially offset by lower sale of UNO equipment, Telpad units, managed IT equipment, set top boxes and managed PABX solutions.

Expenses

Expenses related to our fixed line business totaled Php61,285 million in 2016, an increase of Php2,868 million, or 5%, as compared with Php58,417 million in 2015.  The increase was primarily due to higher expenses related to depreciation and amortization, noncurrent asset impairment, cost of sales and services, partly offset by lower expenses related to interconnection costs.  As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 84% and 85% in 2016 and 2015, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2016 and 2015 and the percentage of each expense item to the total:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	34,248	56	32,608	56	1,640	5
Depreciation and amortization	15,471	25	14,301	25	1,170	8
Interconnections costs	5,940	10	6,666	11	(726)	(11)
Cost of sales and services	3,868	6	3,598	6	270	8
Provisions	1,722	3	1,244	2	478	38
Noncurrent asset impairment	36	—	—	—	36	100
Total	61,285	100	58,417	100	2,868	5

Selling, general and administrative expenses increased by Php1,640 million, or 5%, to Php34,248 million, primarily due to higher expenses related to professional and other contracted services, rent, and repairs and maintenance.

Depreciation and amortization charges increased by Php1,170 million, or 8% to Php15,471 million due to a higher depreciable asset base.

Interconnection costs decreased by Php726 million, or 11%, to Php5,940 million, primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international outbound calls, and data interconnection/settlement costs, particularly Fibernet and Infonet.

Cost of sales and services increased by Php270 million, or 8%, to Php3,868 million, primarily due to higher sale of FabTab for myDSL retention, PLP units, computer-bundled sales, and sales of TVolution units, as well as due to various partnership with content providers.

Provisions increased by Php478 million, or 38%, to Php1,722 million, mainly due to higher provision for inventory obsolescence and doubtful accounts.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(4,917)	(4,509)	(408)	(9)
Foreign exchange losses – net	(486)	(892)	406	46
Equity share in net earnings (losses) of associates	(40)	38	(78)	(205)
Gains on derivative financial instruments – net	511	420	91	22
Interest income	707	620	87	14
Other income – net	3,934	1,724	2,210	128
Total	(291)	(2,599)	2,308	89

Our fixed line business’ other expenses amounted to Php291 million in 2016, a decrease of Php2,308 million, or 89% from Php2,599 million in 2015 mainly due to the combined effects of the following: (i) an increase in other income – net by Php2,210 million due to gain on sale of property and lower loss on sale of fixed assets and materials; (ii) lower foreign exchange losses by Php406 million; (iii) higher net gain on derivative financial instruments by Php91 million; (iv) an increase in interest income by Php87 million; (v) equity share in net losses of associates of Php40 million in 2016 as against equity share in net earnings of associates of Php38 million in 2015; (vi) higher financing costs by Php408 million.

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

Core Income

Our fixed line business’ core income increased by Php1,207 million, or 18%, to Php7,746 million in 2016 from Php6,539 million in 2015, primarily as a result of higher Adjusted EBITDA, partly offset by higher provision for income tax.

Others

Expenses

Expenses related to our other business totaled Php42 million in 2016, a decrease of Php17 million, or 29%, as compared with Php59 million in 2015.

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	1,458	3,284	(1,826)	(56)
Interest income	306	99	207	209
Financing costs – net	(187)	(179)	(8)	(4)
Foreign exchange losses – net	(597)	(522)	(75)	(14)
Other income (expenses) – net	1,768	(2,031)	3,799	187
Total	2,748	651	2,097	322

Other income increased by Php2,097 million to Php2,748 million in 2016 from Php651 million in 2015 primarily due to the combined effects of the following: (i) other income of Php1,768 million in 2016 as against other expenses of Php2,031 million in 2015 due to higher gain on sale of Beacon shares by PCEV in 2016 as against the gain on sale of Meralco shares by Beacon in 2015, partly offset by higher impairment loss on our investment in Rocket Internet resulting from the decline in fair value; (ii) an increase in interest income by Php207 million; (iii) higher financing costs by Php8 million; (ii) higher foreign exchange losses by Php75 million; and (v) lower equity share in net earnings of associates by Php1,826 million mainly from lower equity share in net earnings of Beacon and equity share in net losses of VTI in 2016, partly offset by higher equity share in net earnings of Beta due to the sale of its SPi CRM business.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php2,565 million in 2016, an increase of Php2,117 million from Php448 million in 2015.

Core Income

Our other business segment’s core income amounted to Php8,709 million in 2016, an increase of Php2,548 million, or 41%, as compared with Php6,161 million in 2015 mainly as a result of higher other income.

Plans

We are the largest telecommunications company in the Philippines in terms of revenues and subscribers.  We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our 2018 estimated consolidated capital expenditures is approximately Php58 billion, of which approximately Php27 billion is estimated to be spent by our wireless segment and approximately Php31 billion is estimated to be spent by our fixed line segment.  Our capital spending is focused on our objective to improve network quality and provide customers a superior data experience.

We plan to expand our LTE network in line with our desire to provide coverage to substantially all of the country’s cities and municipalities by the end of 2018.  We intend to expand and upgrade our fixed access networks for cable fortification and resiliency in various locations.  By end of the year 2018, we target having 5.1 million homes equipped for our fiber access network, and double our FTTH and hybrid fiber capacity to over 2.2 million ports.  The expansion of our national and domestic networks is intended to follow the roll-out of our access networks.

We also plan to continue the transformation of our service delivery platforms and IT in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

Our capital expenditure budget includes projects addressing the following objectives:

(1)	Commercial expansion of capacity and footprint of our wired and wireless services, as well as new platforms to expand service offerings;

(2)

Technical transformation of the PLDT Group’s service delivery platform in order to realize operating and cost efficiencies, provision of greater resilience and redundancy for the network, and investments in additional cable systems; and

(3)	IT/Support Systems –upgrade of our IT and support systems.

We expect to fund incremental capital expenditures from free cash flow and proceeds from the discounting of MPIC receivables arising from the sale of Beacon shares.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2017, 2016 and 2015 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2017 and 2016:

	2017	2016	2015
	(Pesos in millions)
Cash Flows
Net cash from operations	56,114	48,976	69,744
Net cash used in investing activities	(21,060)	(41,982)	(39,238)
Payment for purchase of property and equipment	37,432	42,825	43,175
Net cash used in financing activities	(40,319)	(15,341)	(11,385)
Net increase (decrease) in cash and cash equivalents	(5,817)	(7,733)	19,796

	2017	2016
	(Pesos in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	157,654	151,759

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	14,957	33,273
Total interest-bearing financial liabilities	172,611	185,032
Total equity attributable to equity holders of PLDT	106,842	108,175
	279,453	293,207
Other Selected Financial Data
Total assets	459,444	475,119
Property and equipment	186,907	203,188
Cash and cash equivalents	32,905	38,722
Short-term investments	1,074	2,738

Our consolidated cash and cash equivalents and short-term investments totaled Php33,979 million as at December 31, 2017.  Principal sources of consolidated cash and cash equivalents in 2017 were cash flows from operating activities amounting to Php56,114 million, proceeds from availment of long-term debt of Php26,255 million, proceeds from disposal of investment in associates and joint ventures of Php14,884 million, proceeds from issuance of perpetual notes of Php4,165 million, collection of receivables of Php2,001 million in 2017, mainly from MPIC, net proceeds from maturity of short-term investments of Php1,830 million, interest received of Php1,217 million, net proceeds from disposal of investments available-for-sale of Php924 million, dividends received of Php833 million, proceeds from disposal of property and equipment of Php484 million, net proceeds from redemption of investment in debt securities of Php456 million and proceeds from disposal of investment properties of Php290 million.  These funds were used principally for: (1) debt principal and interest payments of Php39,199 million and Php7,076 million, respectively; (2) payment for purchase of property and equipment, including capitalized interest, of Php37,432 million; (3) cash dividend payments of Php16,617 million; (4) net reduction in capital expenditures under long-term financing of Php7,735 million; (5) payment for purchase of investment in associates and joint ventures, mainly payment to VTI and Bow Arken of Php5,533 million and Php100 million additional funding to AFPI.

Our consolidated cash and cash equivalents and short-term investments totaled Php41,460 million as at December 31, 2016.  Principal sources of consolidated cash and cash equivalents in 2016 were cash flows from operating activities amounting to Php48,976 million, proceeds from availment of long-term debt of Php40,569 million, proceeds from disposal of investment in Beacon of Php17,000 million; dividends received of Php4,409 million, proceeds from disposal of property and equipment of Php1,889 million, interest received of Php947 million and net proceeds from redemption of investment in debt securities of Php589 million.  These funds were used principally for: (1) payment for purchase of property and equipment, including capitalized interest, of Php42,825 million; (2) cash dividend payments of Php22,987 million; (3) payment for purchase of investment in

VTI, Bow Arken and Brightshare of Php21,524 million; (4) debt principal and interest payments of Php19,650 million and Php6,512 million, respectively; (5) reduction in capital expenditures under long-term financing of Php6,040 million; (6) net payment for purchase of short-term investments of Php1,177 million; (7) net payment for purchase of available-for-sale investments of Php998 million; and (8) settlement of derivative financial instruments of Php541 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php7,138 million, or 15%, to Php56,114 million in 2017 from Php48,976 million in 2016, primarily due to lower prepayments, inventories and advances, and other noncurrent assets, lower level of settlement of accounts payable and other liabilities, higher operating income and lower corporate taxes paid, partially offset by lower collection of receivables.

Our consolidated net cash flows provided by operating activities decreased by Php20,768 million, or 30%, to Php48,976 million in 2016 from Php69,744 million in 2015, primarily due to lower collection of receivables, lower operating income, higher level of settlement of accounts payable and other liabilities, and higher prepayments, partially offset by lower pension contribution and lower corporate taxes paid.

Cash flows provided by operating activities of our wireless business increased by Php7,243 million, or 29%, to Php32,231 million in 2017 from Php24,988 million in 2016, primarily due to lower level of settlement of accounts payable and other liabilities, lower prepayments, and lower corporate taxes paid, partially offset by lower collection of receivables, lower operating income and higher advances and other noncurrent assets.  Cash flows provided by operating activities of our fixed line business increased by Php666 million, or 3%, to Php25,551 million in 2017 from Php24,885 million in 2016, primarily due to higher operating income, lower pension contribution, lower settlement of accounts payable and other liabilities, and lower inventories, partly offset by lower collection of receivables, higher prepayments and higher corporate taxes paid.  Cash flows used in operating activities of our other business increased by Php469 million, or 57%, to Php1,298 million in 2017 from Php829 million in 2016 mainly due to higher settlement of accounts payable and other liabilities, partly offset by higher collection of receivables and lower operating loss.

Cash flows provided by operating activities of our wireless business decreased by Php21,931 million, or 47%, to Php24,988 million in 2016 from Php46,919 million in 2015 primarily due to lower operating income, lower collection of receivables, higher level of settlement of accounts payable and other liabilities, and higher prepayments, partially offset by lower pension contribution and lower corporate taxes paid.  Cash flows provided by operating activities of our fixed line business increased by Php2,329 million, or 10%, to Php24,885 million in 2016 from Php22,556 million in 2015, primarily due to higher operating income and lower pension contribution, partly offset by lower collection of receivables and higher prepayments.  Cash flows used in operating activities of our other business amounted to Php829 million in 2016 as against cash flows provided by operating activities of Php740 million in 2015 due to operating loss in 2016.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php21,060 million in 2017, a decrease of Php20,922 million, or 50%, from Php41,982 million in 2016, primarily due to the combined effects of the following: (1) lower net payment for purchase of investments in associates and joint ventures by Php15,891 million, primarily due to the purchase of investment in VTI, Bow Arken and Brightshare in 2016; (2) lower payment for purchase of property and equipment by Php5,393 million; (3) higher net proceeds from maturity of short-term investments by Php3,007 million; (4) collection of receivables of Php2,001 million in 2017, mainly from MPIC; (5) net proceeds from disposal of investments available-for-sale of Php924 million in 2017 as against net payment for the purchase of available-for-sale investments of Php998 million in 2016; (6) proceeds from disposal of investment properties of Php290 million; (7) lower proceeds from disposal of property and equipment by Php1,405 million; (8) lower proceeds from disposal of investment in associates and joint ventures by Php2,116 million primarily due to lower proceeds from disposal of remaining Beacon shares by Php5,000 million, offset by proceeds from repurchase of a portion of Beta’s ordinary shares of Php2,884 million in 2017; and (9) lower dividends received by Php3,576 million.

Consolidated net cash flows used in investing activities amounted to Php41,982 million in 2016, an increase of Php2,744 million, or 7%, from Php39,238 million in 2015, primarily due to the combined effects of the following: (1) higher net payment for purchase of investment in joint ventures and associates by Php3,250 million specifically for the purchase prices paid in connection with the SMC Transactions , partly offset by the sale of PCEV’s share in Beacon; (2) lower dividends received by Php1,135 million; (3) higher net payment for purchase of short-term investments by Php452 million; (4) higher net payment for purchase of available-for-sale investments by Php73 million; (5) lower payment for purchase of investments – net of cash acquired by Php131 million; (6) proceeds from redemption of investment in debt securities by Php297 million; (7) lower payment for purchase of property and equipment by Php350 million; and (8) higher proceeds from disposal of property and equipment by Php1,555 million.

Our payment for purchase of property and equipment, including capitalized interest, in 2017 totaled Php37,432 million, a decrease of Php5,393 million, or 13%, as compared with Php42,825 million in 2016.  Smart Group’s capital spending decreased by Php7,784 million, or 24%, to Php24,305 million in 2017 from Php32,089 million in 2016.  Smart Group’s capex spending was primarily focused on expanding 3G capacity and improving LTE (4G) coverage and reach across the nation.  PLDT’s capital spending increased by Php3,076 million, or 38%, to Php11,134 million in 2017 from Php8,058 million in 2016.  The capex spending was used to finance the continuous facility roll-out and expansion of our domestic fiber optic network, as well as expansion of our data center business.  The balance represents other subsidiaries’ capital spending.

Our payment for purchase of property and equipment, including capitalized interest, in 2016 totaled Php42,825 million, a decrease of Php350 million, or 1%, as compared with Php43,175 million in 2015, primarily due to PLDT’s lower capital spending, partially offset by Smart Group’s higher capital spending.  Smart Group’s capital spending, increased by Php1,782 million, or 6%, to Php32,089 million in 2016 from Php30,307 million in 2015, primarily focused on expanding 3G and LTE (4G) coverage and reach, as well as capacity and service enhancements.  PLDT’s capital spending decreased by Php3,201 million, or 28%, to Php8,058 million in 2016 from Php11,259 million in 2015.  The capex spending was used to finance the continuous facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency, and acquisition of new platforms to complement introduction of new products and services, as well as expansion of our data center business.  The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php40,319 million in 2017, an increase of Php24,978 million, or 163%, from Php15,341 million in 2016, resulting largely from the combined effects of the following: (1) higher payments of long-term debt and interest by Php19,549 million and Php564 million, respectively; (2) lower proceeds from availment of long-term debt by Php14,314 million (3) higher net settlement of capital expenditures under long-term financing by Php1,695 million; (4) higher collections from derivatives by Php759 million; (5) proceeds from issuance of perpetual notes of Php4,165 million in 2017; and (6) lower cash dividend payments by Php6,370 million.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2017 amounted to Php26,255 million, mainly from PLDT’s drawings related to the financing of our capital expenditure requirements and refinancing of maturing loan obligations.  Payments of principal and interest on our total debt amounted to Php39,199 million and Php7,076 million, respectively, for the year ended December 31, 2017.

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

Our consolidated long-term debt decreased by Php12,421 million, or 7%, to Php172,611 million as at December 31, 2017 from Php185,032 million as at December 31, 2016, primarily due to debt amortizations and prepayments, partly offset by drawings from our long-term facilities and the depreciation of the Philippine peso relative to the U.S. dollar.  As at December 31, 2017, the long-term debt level of Smart decreased by 17% to Php62,388 million from Php74,851 as at December 31, 2016, while PLDT’s increased to Php110,223 million from Php109,867 million as at December 31, 2016.  DMPI loans, with a balance of Php314 million as at December 31, 2016, have been fully paid as at December 31, 2017.

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

As at December 31, 2017 and 2016, we are in compliance with all of our debt covenants.

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

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2017 and 2016:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(Pesos in millions, except per share amount)
2017
Common Stock
Regular Dividend	August 10, 2017	August 25, 2017	September 8, 2017	48.00	10,371
	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
Preferred Stock
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	February 7, 2017	February 24, 2017	March 15, 2017	—	12
	May 12, 2017	May 26, 2017	June 15, 2017	—	12
	August 10, 2017	August 25, 2017	September 15, 2017	—	13
	November 9, 2017	November 28, 2017	December 15, 2017	—	12
Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	3
	June 13, 2017	June 27, 2017	July 15, 2017	—	2
	September 26, 2017	October 10, 2017	October 15, 2017	—	2
	December 5, 2017	December 20, 2017	January 15, 2018	—	2
Charged to Retained Earnings					16,479
2016
Common Stock
Regular Dividend	August 2, 2016	August 16, 2016	September 1, 2016	49.00	10,587
	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,050

Preferred Stock
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 26, 2016	February 24, 2016	March 15, 2016	—	12
	May 3, 2016	May 24, 2016	June 15, 2016	—	12
	August 2, 2016	August 18, 2016	September 15, 2016	—	12
	November 14, 2016	November 28, 2016	December 15, 2016	—	12

Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	—	3
	June 14, 2016	June 30, 2016	July 15, 2016	—	3
	August 30, 2016	September 20, 2016	October 15, 2016	—	2
	December 6, 2016	December 20, 2016	January 15, 2017	—	3
Charged to Retained Earnings					16,696

(1)	Dividends were declared based on total amount paid up.

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

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook
Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB+	Stable
	ASEAN regional scale	axA+
Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable
Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB+	Stable
	National Long-term Rating	AAA(ph1)	Stable
CRISP	Issuer rating	AAA	Stable

On January 16, 2017, Moody’s affirmed PLDT’s foreign currency bond rating and local currency issuer rating at “Baa2”.  Both ratings are considered “investment grade.”  The outlook in both ratings is stable.

On May 24, 2017, S&P affirmed our long-term foreign issuer credit rating at “BBB+”, with a stable outlook.  This rating is considered as “investment grade.”  On the S&P ASEAN regional scale, PLDT’s rating affirmed at “axA+”.

On December 12, 2017, Fitch upgraded PLDT’s long-term foreign currency issuer default rating at “BBB+”, with a stable outlook.  Fitch also affirmed PLDT’s long-term local currency issuer default rating at “BBB+” and its National Rating at “AAA (phl)”, both with a stable outlook.

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale.  CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.  As at March 27, 2018, there has been no change in the credit rating issued by CRISP.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends.  In 2016, in view of our elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share and the resources required to support the acquisition of SMC’s telecommunications business, we have lowered our regular dividend payout to 60% of our core income.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings in 2016 and 2017.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments paid to shareholders amounted to Php16,617, Php22,987 million and Php32,532 million as at December 31, 2017, 2016 and 2015, respectively.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2017 and 2016, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php88 million and Php6,788 million as at December 31, 2017 and 2016, respectively.  These commitments will expire within one year.  The commercial commitment in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the years ended December 31, 2017 and 2016 were 3.2% and 1.8%, respectively.  Moving forward, we currently expect inflation to rise following the impact of the implementation of the Tax Reform Acceleration and Inclusion Law which may push inflation higher in the upper end of the 2% to 4% target range according to the BSP.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at January 31, 2018 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	71	November 24, 1998 to present
Helen Y. Dee	73	June 18, 1986 to present
Emmanuel F. Dooc(1)	68	March 27, 2018 to present
Ray C. Espinosa	61	November 24, 1998 to present
James L. Go	78	November 3, 2011 to present
Bernido H. Liu(2)	55	September 28, 2015 to present
Shigeki Hayashi	50	August 10, 2017 to present
Ret. Chief Justice Artemio V. Panganiban(2)	81	April 23, 2013 to present
Ma. Lourdes C. Rausa-Chan	64	March 29, 2011 to present
Pedro E. Roxas(2)	61	March 1, 2001 to present
Albert F. del Rosario	78	July 11, 2016 to present
Atsuhisa Shirai	56	August 30, 2016 to present
Amado D. Valdez(3)	71	November 14, 2016 to March 26, 2018
Marife B. Zamora	64	November 14, 2016 to present

(1)	Elected as Director of the Company effective March 27, 2018.
(2)	Independent Director.
(3)	Resigned effective March 27, 2018 and was replaced by Mr. Emmanuel F. Dooc.

The name, age, position and period of service of the executive officers of PLDT as at January 31, 2018 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan	71	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2016 to present
Ernesto R. Alberto	56	Executive Vice President	January 1, 2012 to present
		Enterprise, International and Carrier Business Head	September 16, 2011 to November 30, 2016
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
		Chief Revenue Officer	December 1, 2016 to present
Ray C. Espinosa	61	Regulatory Affairs and Policies Head	March 4, 2008 to November 30, 2016
		Chief Corporate Services Officer	December 1, 2016 to present
Anabelle L. Chua	57	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to May 17, 2015
		Treasurer	February 1, 1999 to May 17, 2015
		Chief Financial Officer of Smart	December 1, 2005 to May 17, 2015
		Chief Financial Officer of PLDT	May 18, 2015 to present
Ma. Lourdes C. Rausa-Chan	64	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to present
		Chief Governance Officer	March 4, 2008 to present
Ma. Elizabeth S. Sichon	59	Chief People and Culture Officer	December 1, 2016 to present
Victorico P. Vargas	65	Business Transformation Office Head	January 1, 2016 to present
Alejandro O. Caeg	57	Senior Vice President	January 1, 2012 to present
		Consumer Business Customer Development Head	August 1, 2017 to present
		Wireless Consumer Division Sales and Distribution Head of Smart	December 1, 2016 to July 31, 2017
		International and Carrier Business Head	March 1, 2009 to November 30, 2016
Jun R. Florencio	61	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.(1).	54	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Fixed Line Business Transformation Office (BTO) Head	August 1, 2010 to November 30, 2016
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		BTO Deputy Head	January 1, 2017 to present
June Cheryl A. Cabal-Revilla	44	Senior Vice President	May 12, 2017 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Chief Financial Officer of Smart and DMPI	May 18, 2015 to present
		PLDT Group Controller	May 18, 2015 to present
Juan Victor I. Hernandez	44	Senior Vice President	March 23, 2017 to present
		Enterprise Business Head	December 1, 2016 to present
		Corporate Business Head	August 2009 to November 30, 2016
Oscar Enrico A. Reyes, Jr.	42	Senior Vice President	November 9, 2017 to present
		Consumer Business Market Development Head	August 1, 2017 to present
		Home Business Head	January 1, 2017 to July 31, 2017
Leo I. Posadas	51	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
(1)	Human Resources functions were assumed by Ms. Ma. Elizabeth S. Sichon effective January 1, 2017 prior to being appointed as Chief People and Culture Officer on February 7, 2017.

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

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 71 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. Effective January 1, 2016, he concurrently holds the position of President and Chief Executive Officer of PLDT and Smart Communications, Inc. (“Smart”). He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT.  He also serves as  Chairman of Metro Pacific Investments Corporation (“MPIC”), Manila Electric Company (“Meralco”) and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Incorporated, all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart Communications, Inc. (“Smart”), Digitel Mobile Philippines, Inc., Digital Telecommunications Phils, PLDT Communications & Energy Ventures, Inc. Beacon Electric Assets Holdings Inc. (“Beacon”), Manila North Tollways Corporation, Maynilad Water Services Corporation (“Maynilad”), Landco Pacific Corporation, , Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated.  He is also the Chairman of MediaQuest Holdings Inc.(“MediaQuest”), Associated Broadcasting Corporation C(“TV5”) and PLDT-Smart Foundation.

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

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and the Hong Kong Bayanihan Trust, a non-stock, non-profit foundation which provides vocational, social and cultural activities for Hongkong’s foreign domestic helpers. He is the Chairman of Philippine Business for Social Progress, the largest private sector social action organization made up of the country’s largest corporations. He is a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

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

Ms. Helen Y. Dee, 73 years old, has been a director of PLDT since June 18, 1986.  She is the Chairperson or a director of EEI Corporation, House of Investments, Petro Energy Resources Corporation and Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses. She is also the President and/or Chief Executive Officer of Hydee Management and Resource Corp., Moira Management, Inc., Tameena Resources, Inc., YGC Corporate Services, Inc., GPL Holdings, Inc. and Mijo Holdings, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Mr. Emmanuel F. Dooc, 68 years old, is the Vice Chairman of the Social Security Commission (SSC)  and the President and Chief Executive Officer of the Social Security System (SSS). He is a member of the Board of Directors of Union Bank of the Philippines, Inc., a PSE-listed company, a director of Philam Tower Management Corp. and Philipine Health Insurance Corporation, the Vice Chairman of the Organization, Management and Innovation of International Social Security Association (ISSA) Technical Commission, and a trustee of the Gov. Jose B. Fernandez Center Board of Advisors of the Asian Institute of Management. Prior to his appointment at SSC/SSS, he served as Commissioner of the Insurance Commission and member of the Anti-Money Laundering Council from January 2011 to November 2016. His stint in the private sector included holding the positions of

Compliance Officer  and General Counsel of  Philam Life & General Insurance Company (Philam) Group, Vice President for Operations Department of American International Assurance, Ltd, HK Head Office,  tax lawyer  at SGV and corporate secretary of several corporations.

Mr. Dooc is a recipient of various awards/recognitions, which include, the Baldomero B. Aguinaldo Award for Outstanding Head of Agency, Department of Finance Cluster (2016), Outstanding Bedan (2013 and 2014), Uliran Ama Awardee for Law (2001), Most Outstanding Rotary Club President (2000), and Honorary Insurance Commissioner of the State of Louisiana, USA (2015).

Mr. Dooc obtained his Bachelor’s Degree in Education from Mabini Colleges, Bachelor of Laws Degree from San Beda College, and Teaching the Blind (Graduate Degree) from the Philippine Normal University. He also completed the Professional Certificate Course in Anti-Corruption under the International Center for Parliamentary Studies (UK), Strategic Management Program at College of Insurance (USA), Executive Management Program for Senior Government Officials at John F. Kennedy School of Government (USA), 2015 Fall International Fellows Program organized by the National Association of Insurance Commissioners and the Center for Insurance Policy and Research, Fellow and Master Fellow of Life  Management Institute (USA), International Fellow of National Association of Insurance Commissioners and Center for Policy and Research (USA), and Fellow of Institute of Corporate Directors.

Atty. Ray C. Espinosa, 61 years old, has been a director of PLDT since November 24, 1998, and is member of the Technology Strategy Committee of the Board of Directors of PLDT. He has been serving as Chief Corporate Services Officer of PLDT since December 1, 2016, and General Counsel of Manila Electric Company (Meralco) since December 15, 2009. He is a director of Metro Pacific Investments Corporation and Roxas Holdings, Inc., a director and Chairman of the Finance Committee of Meralco, an independent director and Chairman of the Audit Committee of Lepanto Consolidated Mining Company, all of which are PSE-listed companies, and an independent director and the Chairman of the Risk Management Committee of Maybank Philippines, Inc.  He is the Chairman of PhilStar Group of Companies and Business World Publication Corporation, the President of Mediaquest Holdings, Inc., a director of Voyager Innovations Inc. and Paymaya Philippines Inc., and a trustee of the Beneficial Trust Fund of PLDT and PLDT-Smart Foundation, Inc. Atty. Espinosa served as Head of Regulatory and Strategic Affairs of PLDT until 2016,  President & CEO of TV5 Network Inc. and Cignal TV Inc. until May 2013 and, prior thereto, was the President & CEO of ePLDT and its subsidiaries until April 2010. In June 2013, he joined First Pacific as Associate Director and was appointed as First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines.

Atty. Espinosa has a Master of Laws degree from the University of Michigan Law School and is a member of the Integrated Bar of the Philippines. He was a partner at Sycip Salazar Hernandez & Gatmaitan from 1982 to 2000, and a foreign associate at Covington and Burling (Washington, D. C., USA) from 1987 to 1988. He placed first in the 1982 Philippine Bar Examinations.

Mr. James L. Go, 78 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT.  He is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. and Oriental Petroleum and Minerals Corporation, the Chairman of Universal Robina Corporation and Robinsons Land Corporation, the Vice Chairman of Robinsons Retail Holdings, Inc., and a director of Cebu Air, Inc and Meralco, which are PSE-listed companies. He is also the Chairman of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of CFC Corporation, United Industrial Corporation Limited, Marina Center Holdings Private Limited and Hotel Marina City Private Limited. He is also the President and a Trustee of the Gokongwei Brothers Foundation. He was the Vice Chairman and President and Chief Executive Officer of Digital Telecommunications, Inc. (“Digitel”) until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Bernido H. Liu, 55 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of Golden ABC, Incorporated. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a fast-growing dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman and President of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, Red Logo Lifestyle Inc., Greentree Food Solutions, Inc., and GABC International Pte Limited.  He is a Trustee for Children’s Hour Philippines and of the Philippine Retailers Association, a director for Mga Likha ni Inay, Inc., a member of the Visayas Advisory Council of Habitat for Humanity Philippines, and an independent member of the Board of Trustees of the PLDT-SMART Foundation, Inc.

Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, Cebu, and completed the Executive Education Owner/President Management Program of the Harvard Business School. Over the years, Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include, among others, the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, and the ASEAN Business Award of Excellence for Priority Integration Sector in Retail.

Mr. Shigeki Hayashi, 50 years, old, is the Vice President-Planning/Carrier Relation Global Business of NTT Communications Corporation (“NTT Com”). He handles strategy and management of the global business of overseas subsidiaries, post-merger Integration  of NTT Com’s  mergers and acquisitions companies and carrier relation with global carriers of NTT Com. His previous positions in NTT Com were Director-Planning, Global Business (2012 to 2016), Senior Manager-Overseas Business Management, Global Business (2007 to 2012) and Senior Manager-Tax Accounting Division, Accounts and Finance Department (1999 to 2004). He was the Deputy General Manager-Corporate Management Department of NTT Europe Ltd. from 2004 to 2007. Mr. Hayashi obtained his Bachelor of Economics Degree from Osaka University.

Hon. Artemio V. Panganiban, 81 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as  a senior adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties, Corp.  He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc.,  Chairman of the Philippine National Committee of the Asean Law Association, a consultant of the Judicial and Bar Council, a member of the Permanent Court of Arbitration in The Hague, Netherlands, and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Associate Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy. He has received over 250 awards in recognition of his role as jurist, practicing lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including as “The Renaissance  Jurist  of  the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court. Hon. Panganiban graduated cum laude from Far Eastern University  with a Bachelor of Laws Degree in 1960,  and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Ambassador Albert F. del Rosario, 78 years old, has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from March 2011 to March 2016 and also served as Philippine Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of over 50 firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is the Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc., Stratbase ADR Institute, Inc., and a director of First Pacific Company, Indra Philippines, Inc., Metro Pacific Investments Corporation  and Rockwell Land Corporation (both PSE-listed companies), Metro Pacific Tollways Corporation, Cavitex Infrastructure Corporation, Sarimonde Foods Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, Enterprise Investments Holdings, Inc. and Asia Insurance (Phil.) Corp. He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development and Philippine Cancer Society, Inc. and a member of the Advisory Board of CSIS Southeast Asia Program and Metrobank Foundation, Inc.

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

Mr. Pedro E. Roxas, 61 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit Committee and serves as an independent member of the Risk, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT.  He is the Chairman of Roxas Holdings, Inc. and Roxas and Company, Inc., and an independent director of Meralco, BDO Private Bank and CEMEX Holdings Phil. Inc., which are reporting or PSE-listed companies.  He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc., Hawaiian-Philippine Co. and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President) and Roxas Foundation, Inc.. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Atsuhisa Shirai, 56 years old, has been a director of PLDT since August 30, 2016. He is a member of the Governance and Nomination, Executive Compensation, Technology Strategy and Risk Committees, and an Advisor of the Audit Committee of the Board of Directors.  From May 2015 to July 2016, he was the President of Mobile Innovation Co., Ltd., a company that provides fleet management services in Thailand, and through its subsidiaries, in Vietnam and Indonesia, and through dealers, in Myanmar. He served as Director of DOCOMO Wi-Fi Service, 2M2 Business Department and Director of International Roaming, Global Business Department of NTT DOCOMO from July 2013 to April 2015 and from April 2009 to June 2013, respectively. He also served as Director of Wireless Broadband Alliance from July 2010 to June 2015. Prior to that, he was the Director of Singapore Project, Global Business Office of NTT West Corporation from July 2007 to March 2009, Director of Housing Services and Data Center, IT Management Services Department and Director of Internal IT System, Global Business Department of NTT Communications Corporation from April 2005 to June 2007 and from January 2002 to March 2005, respectively. Mr. Shirai received his Master’s Degree in Electrical and Electronic Engineering from Chiba University.

Ms. Marife B. Zamora, 64 years old, has been a director of PLDT since November 14, 2016. She is a member of the Board of Directors of Convergys Philippines, Inc., the Philippine branch of Convergys Corporation (NYSE:CVG), a global leader in customer management, and prior thereto its Chairperson from April 2014 to March 2018. She is the 3rd Woman President and the 68th President of the Management Association of the Philippines since its inception in 1950, a member of the Board of Directors of the American Chamber of Commerce of the Philippines, 2017-2018, Secretary and member of the Board of Trustees of the Integrity Initiative, and Board Adviser of ABS CBN Lingkod Kapamilya Foundation Inc. She co-founded and is Chair of the Filipina CEO Circle, an organization of Filipina CEOs who rose through the ranks to lead large corporations in the country’s private sector. She served as the first country manager of Convergys Philippines, setting up its first contact center in 2003 and leading its growth into being the country’s largest private employer.  In 2011, she became managing director for Asia Pacific and EMEA, responsible for Convergys contact centers in the Philippines, India, United Kingdom, and Malaysia. Prior to her work at Convergys Philippines, Ms. Zamora served as managing director for Headstrong Incorporated, a global provider of integrated solutions and digital technologies. Previously, she was with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company.

Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied in the University of the Philippines and the Wharton School of the University of Pennsylvania. Honors conferred on Ms. Zamora include the Asia CEO Awards 2011 Global Filipino Executive of the Year, the ‘Go Negosyo’ Woman STARpreneuer Award 2012, and the 100 Most Influential Filipino Women in the World Award (Founders & Pioneers Category) 2013.

Ms. Ma. Lourdes C. Rausa-Chan, 64 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT.  She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She is a director and the Corporate Secretary of ePLDT, PLDT Global Investments Holdings, Inc., PLDT Communications and Energy Ventures, Inc., ACeS Philippines Cellular Satellite Corporation and Mabuhay Investments Corporation and also serves as Corporate Secretary of several other subsidiaries of PLDT, and of PLDT-Smart Foundation Inc. and Philippine Disaster Resilience Foundation, Inc.  Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries.  Ms. Rausa-Chan received her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Ernesto R. Alberto, Group Chief Revenue Officer for PLDT and Smart, and a member of PLDT and Smart top management team, is responsible for generating revenues from all the market segments of the group (Enterprise, International, Home, and Wireless businesses). Prior thereto, he was the Head of PLDT Group Enterprise, International and Carrier Business since January 2012. He also serves as Chairman, President and Chief Executive Officer of Asia Netcom Philippines Corporation, Digitel Crossing, Inc., Mabuhay Investment Corporation, and Telesat, Inc., President and Chief Executive Officer of ePLDT and Digitel Mobile Phils, Inc., and President of i-Contacts Corporation and Primeworld Digital Systems, Inc. He is the Chairman of ABM Global Solutions, Bonifacio Communications Corporation, Curo Teknika, ePDS, IP Converge Data Services, Inc. PLDT Clarktel, PLDT Malaysia Sdn. Bhd., PLDT Maratel, Inc., PLDT Philcom, PLDT Subictel, Rack IT Data Center, Inc., and Smart NTT Multi-Media, Inc., and a director of Asean Telecom Holdings Sdn. Bhd., Paymaya Philippines, Inc., PLDT Global, Smart, Talas Data Intelligence, Voyager Innovations, Inc. and WiFun, Inc.

Mr. Alberto has over thirty (30) years of extensive experience in telecommunications, corporate banking, relationship management and business development, having held key positions in the PLDT Group and leading local and foreign banks. Prior to joining PLDT in May 2003, he was Vice President, Senior Banker and Group Head of the National Corporate Group of Citibank, N.A., Manila from November 1996 to April 2003 and previously served as Vice President and Group Head of the Relationship Management Group of Citytrust Banking Corporation.  He graduated with a Bachelor’s Degree major in Economics and minor in Mathematics and Political Science from San Beda College and pursued his masters studies in Economics Research at the University of Asia and the Pacific.

Ms. Anabelle L. Chua, Chief Financial Officer of the PLDT Group, previously served as the Chief Financial Officer of Smart from 2006 and Chief Financial Officer of Digitel Mobile from 2013 until May 2015. She holds directorships in several subsidiaries of PLDT, Smart and Digitel. She is also a member of the Board of Directors of Philippine Stock Exchange, Securities Clearing Corporation of the Philippines and Philippine Telecommunications Investment Corporation and the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund (“PLDT-BTF”), a director of the companies owned by PLDT-BTF, and a director and member of the Finance, Audit, Risk and Nomination and Governance  Committees of the Board of Directors of Meralco.  Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Ms. Maria Elizabeth S. Sichon, Chief People and Culture Officer, previously held HR roles in high tech, financial and health care industries across the Americas, Europe, Middle East and Africa, Asia Pacific and Latin America and had her own consulting company, Executive HR Coach, LLC based in Silicon Valley, California, where she worked with companies on their culture transformation and leadership development.  Prior to this, she was VP Human Resources of Hewlett Packard, and VP Human Resources International of Avaya, Inc. She received her Master of Arts Degree in Organizational Psychology from Teachers College, Columbia University and BS Psychology from the University of the Philippines.

Mr. Victorico P. Vargas, Business Transformation Office Head, is an Assistant Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010.  He joined PLDT in 2000 as its

Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business.  He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank. He is the President of the Philippine Olympic Committee, a director of PLDT Subic Telecom, Inc. and PLDT Clark Telecom, Inc., President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Mr. Alejandro O. Caeg, Head of Consumer Business – Customer Development, previously served as Head of WCD Sales and Distribution of Smart from December 1, 2016 to July 2017 and as Head of International & Carrier Business from March 1, 2009 until November 30, 2016.  He was Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and Conexus Chairman until 2014. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008.  He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998).  He also served as President and Chief Executive Officer of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002.  Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Mr. Jun R. Florencio, Internal Audit and Fraud Risk Management Head, handles the overall coordination of the internal audit function of the PLDT group of companies and is in-charge of the fraud risk management function of the PLDT Fixed Line business. He has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management, and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999 as Head of Financial Management Sector. He held various positions in the finance organization of another telecommunications company prior to joining Smart.  Mr. Florencio, who is a Certified Public Accountant, received his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.

Mr. Juan Victor I. Hernandez, Enterprise Business Head, is responsible for setting and driving the overall business directions for Corporate and SME businesses of the PLDT Group.  He joined the Company in October 2000 as Executive Trainee under the Corporate Business Group and served as Head of Corporate Credit Management from August 2001 to February 2003, Head of PLDT Corporate Business Group –Visayas from 2003 to 2005, Convergence Business B Head from 2003 to July 2009 and Corporate Business Head from August 2009 to November 2016.  He obtained his BS Agricultural Economics Degree from the University of the Philippines and Masters in Business Management Degree from the Asian Institute of Management.

Mr. Menardo G. Jimenez, Jr., Business Transformation Office Deputy Head, joined PLDT in December 2001 and has served  in various capacities as Corporate Communications and Public Affairs Head, Retail Business Head, Human Resources Group Head and Fixed Line Business Transformation Office Head.  He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions.  Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Mr. Oscar Enrico A. Reyes, Jr., Head of Consumer Business Market Development and concurrent Head of Consumer Digital Solutions, joined PLDT in February 2015 and was seconded to CignalTV as Chief Operating Officer until December 31, 2015.  Thereafter, he served as Home Operations Head until December 2016 and as Home Business Head until July 2017.  He holds directorships in some subsidiaries of PLDT. Mr. Reyes, Jr. has extensive experience in consumer marketing and sales both locally and globally and prior to joining PLDT, he served as General Manager-Consumer Products Division of L’Oreal Philippines Inc. from June 2012 until January 2015 and Deputy General Manager-Consumer Products Division from February 2012 until June 2012. He was the Marketing Director of Nutri-Asia Philippines, Inc. from April 2009 to January 2012 and worked for 11 years in Unilever companies, including Unilever Philippines, Inc. and Unilever Thai Trading Limited, handling marketing and brand management functions from 1998 to April 2009. Mr. Reyes obtained his Bachelor of Science Degree in Management Engineering from Ateneo De Manila University and attended an executive course on Culture Building in CEDEP, INSEAD and General Management in France, sponsored by L’Oreal.

Ms. June Cheryl A. Cabal-Revilla, Controller and Financial Reporting and Controllership Head, is concurrently the Chief Financial Officer of Smart since May 18, 2015. She is also a director and/or the Chief Financial

Officer/Treasurer of several subsidiaries of PLDT, the Co-Controller of Vega Telecom, Inc., Easter Telecommunications Phils, Inc. and Bell Telecommunication Phils, Inc., the Chief Financial Officer and/or Treasurer of PLDT-Smart Foundation, Philippine Disaster Recovery Foundation and TOYM Foundation, Comptroller of First Pacific Leadership Academy Foundation and director and trustee of Tahanan Mutual Building and Loan Association.  Prior to joining PLDT in June 2000 as an executive trainee  in  the  Finance  Group,  she  was  a senior  associate in the business audit and advisory group of SGV & Co. Ms. Cabal-Revilla received her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management.

Mr. Leo I. Posadas, Treasurer and Treasury Head, has been in PLDT’s service since September 2000. He handles the treasury management and treasury operations of the Company. He is  a director and Vice President for Treasury of Mabuhay Investments Holdings, Inc.,  Treasurer and Head of Treasury of Smart, Treasurer of ePLDT and some other subsidiaries of PLDT. Prior to joining PLDT, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions  from the De La Salle University.

Below is a list of directorships in other private and public companies of the director named below.  All directorships of our other director are included in their respective biographies in the preceding pages.

Name of Director	Names of Companies
Helen Y. Dee

Public

EEI Corporation (Regular Director/Chairman)

House of Investments (Regular Director/Chairman)

Petro Energy Resources Corporation

   (Regular Director/Chairman)

Rizal Commercial Banking Corporation

   (Regular Director/Chairman)

Private

AY Holdings, Inc. (Regular Director/Chairman)

ET Yuchengco, Inc. (Regular Director/Chairman)

Dee Yu Corporation (Regular Director/Chairman)

GPL Holdings, Inc. (Regular Director)

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

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luis Miguel Foods (Regular Director)

      Luisita Industrial Park Corporation (Regular Director)

Malayan Colleges, Inc. (Regular Director/Chairman)

Malayan Colleges Mindanao (A. Mapua School) Inc. (Regular Director/Chairman)

      Malayan Insurance Company (Regular

          Director/Chairman)

Malayan Insurance Co. (HK) Ltd (Regular Director/Chairman)

Malayan High School of Science, Inc

    (Regular Director/Chairman)

Manila Memorial Park Cemetery, Inc.

     (Regular Director/Chairman)

Mapua Information Technology Center, Inc.

     (Regular Director/Chairman)

MICO Equities, Inc. (Regular Director/Chairman)

Mijo Holdings, Inc. (Regular Director/Chairman

Moira Management, Inc. (Regular Director)

Pan Malayan Express (Regular Director)

Pan Malayan Management and Investment

     Corporation (Regular Director/Chairman)

Pan Malayan Realty Corp. (Regular Director/

     Chairman)

Petrowind Energy, Inc. (Regular Director/ Chairman

Philippine Integrated Advertising Agency, Inc.  (Regular Director)

Promotions Personalized Inc. (Regular Director/Chairman)

RCBC Forex Brokers Corp (Regular Director)

RCBC Leasing & Finance Corp (Regular

      Director/Chairman)

RCBC Realty Corporation (Regular Director)

RCBC Savings Bank (Regular Director/ Chairman)

Shayamala Corporation (Regular Director/Chairman)

Silver Falcon Insurance Agency, Inc. (Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director/Chairman)

Tameena Resources, Inc. (Regular Director/

      Chairman)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular Director/Chairman)

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2017 amounted to approximately Php330 million.

The following table below sets forth the aggregate amount of compensation paid in 2017 and 2016 and estimated amount of compensation expected to be paid in 2018 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Anabelle L. Chua, Ernesto R. Alberto, Ma. Lourdes C. Rausa-Chan, and Menardo G. Jimenez, Jr.; and (2) all other executive officers, other officers and directors, as a group.

	2018	2017	2016
	Estimate	Actual
	(Pesos in millions)
President and CEO and four most highly compensated executive officers:
Salary(1)	111	108	117
Bonus(2)	15	24	27
Other compensation(3)	55	35	78
	181	167	222
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	299	254	263
Bonus(2)	39	53	66
Other compensation(3)	95	200	223
	433	507	552
(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.  The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table.  The total amount of per diems paid in 2017 and 2016 were approximately Php72 million and Php57 million, respectively.  The total amount of per diems estimated to be paid in 2018 is approximately Php68 million.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Transformation Incentive Plan

As noted above, we have established the TIP to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.

See Item 4. “Information on the Company – Recent Developments – Transformation Incentive Plan” and Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 24 – Accrued and Other Current Liabilities and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at January 31, 2018 by our continuing directors and executive officers.  Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock	Percentage of Class
Manuel V. Pangilinan	252,450	0.116845
Helen Y. Dee	25,080(2)	0.011608
Emmanuel F. Dooc(3)	1	0.000000
Ray C. Espinosa	18,743(4)	0.008675
James L. Go	135,914(4)	0.062907
Bernido H. Liu	1	0.000000
Shigeki Hayashi	1	0.000000
Ret. Chief Justice Artemio V. Panganiban	1,771(4)	0.000820
Ma. Lourdes C. Rausa-Chan	199(4)	0.000092
Albert F. del Rosario	142,410(4)	0.065914
Pedro E. Roxas	231(5)	0.000107
Atsuhisa Shirai	1	0.000000
Amado D. Valdez(6)	1	0.000000
Marife B. Zamora	5	0.000002
Ernesto R. Alberto	—	—
Anabelle L. Chua	12,028(4)	0.005567
Ma. Elizabeth S. Sichon	—	—
Victorico P. Vargas	1,470(7)	0.000680
Alejandro O. Caeg	200(7)	0.000093
Jun R. Florencio	515(4)	0.000238
Menardo G. Jimenez, Jr.	22	0.000010
June Cheryl A. Cabal-Revilla	—	—
Juan Victor I. Hernandez	—	—
Oscar Enrico A. Reyes, Jr.	—	—
Leo I. Posadas	10	0.000005

(1)

As at December 31, 2009, under PLDT’s ESOP, all of the options to purchase shares of common stock of executive officers and directors listed in the table above had been exercised.  No options have been granted to non-executive directors.  All outstanding options were exercisable at an exercise price of Php814 per share and expired on December 10, 2009.  All outstanding options were fully vested as at December 10, 2004.

(2)

Includes 2,780 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee, both under PCD Nominee Corporation and 21,957 shares owned by Hydee Management Corporation.  As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(3)	Elected as Director of the Company effective March 27, 2018.
(4)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(5)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.
(6)	Resigned as Director of the Company effective March 27, 2018 and replaced by Mr. Emmanuel F. Dooc.
(7)	Lodged with the PDTC.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at January 31, 2018, was 591,053, or approximately 0.273565% of PLDT’s outstanding shares of common stock.

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

Governance and Nomination Committee

Our Governance and Nomination Committee, or GNC, is composed of five voting members, all of whom are regular members of our Board of Directors and two non-voting members.  Three of the voting members are independent directors namely, retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu.  Two are non-independent directors namely, Mr. Atsuhisa Shirai and Mr. Manuel V. Pangilinan who is the chairman of this committee.  Ms. Ma. Elizabeth S. Sichon(1) and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.

(1)	Replaced Mr. Menardo G. Jimenez, Jr. effective February 7, 2017.

The principal functions and responsibilities of our GNC are to:

1.	Oversee the development and implementation of corporate governance principles and policies;

2.	Review and evaluate the qualifications of the persons nominated to the Board as well as those nominated to other positions requiring appointment by the Board;

3.	Identify persons believed to be qualified to become members of the Board and/or the Board committees;

4.	Assist the Board in making an assessment of the Board’s effectiveness in the process of replacing or appointing new members of the Board and/or Board committees; and

5.	Assist the Board in developing and implementing the Board’s performance evaluation process.

Executive Compensation Committee

Our Executive Compensation Committee, or ECC, is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member.  Three of the voting members are independent directors, namely retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors, namely, Mr. Atsuhisa Shirai and Mr. Manuel V. Pangilinan, who is chairman of this committee.  Ms. Ma. Elizabeth S. Sichon(1) is the non-voting member.

(1)	Replaced Mr. Menardo G. Jimenez, Jr. effective February 7, 2017.

The principal functions and responsibilities of our ECC are to:

1.	Provide guidance to and assist the Board in developing a compensation philosophy or policy consistent with the culture, strategy and control environment of PLDT;

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

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Roberto R. Romulo, Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young and Mr. Oscar S. Reyes.  The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

Employees and Labor Relations

As at December 31, 2017, we had 17,779 employees within the PLDT Group, with 7,042 and 10,737 employees in our wireless and fixed line businesses, respectively.  PLDT had 6,499 employees as at December 31, 2017, of which 17% were rank and file employees, 75% were management/supervisory staff and 8% were executives.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2017	2016	2015
PLDT Group	17,779	18,038	17,176
Wireless	7,042	7,343	7,505
Fixed Line	10,737	10,695	9,671
LEC	6,832	7,205	7,039
Others	3,905	3,490	2,632
PLDT Only	6,499	6,858	6,705

PLDT has three employee unions, representing in the aggregate 5,328, or 30% of the employees of the PLDT Group.  PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

PLDT received a Compliance Order dated July 3, 2017 from the National Capital Region Office of the DOLE asserting that PLDT and 48 of its third party service contractors (a) did not fully pay, and therefore are solidarily liable, to certain contract workers for various statutory monetary benefits totaling approximately Php78.6 million; and (b) violated DOLE Order No. 18-A on contracting out and, therefore, PLDT must issue regular employment positions to approximately 8,720 contractor workers.

On July 17, 2017, PLDT filed an Appeal with the DOLE Secretary contesting the conclusions set out in the Compliance Order.  In accordance with the rules of procedure for these types of cases, the filing of the Appeal stays the execution of any aspect of the Order for the duration of the Appeal.

PLDT received a copy of a Resolution dated January 10, 2018 issued by the DOLE Secretary, which partially reverses the July 3, 2017 Compliance Order issued by the DOLE-NCR Regional Director.  The Resolution reduces (a) the number of workers ordered to be regularized to 7,416 from the previous 8,720; and (b) the monetary liability of PLDT and its contractors to Php66.3 million from the previous Php78.2 million.

However, the Resolution did not address the fundamental jurisdictional and due process issues raised by PLDT in the Appeal to the DOLE Secretary.  PLDT filed a Motion for Reconsideration within the 10-day prescribed period to contest the Resolution.  The Resolution is not executory until reconsideration proceedings have been resolved.

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

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641 which provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641. As at December 31, 2017 and 2016, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

See Note 2 – Summary of Significant Accounting Policies – Retirement Benefits and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at January 31, 2018, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders.  All shares of PLDT's voting stock have one vote per share.  PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1.First Pacific Company Limited’s affiliates	55,244,642(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.8	—	—	3.5
b. NTT DOCOMO, INC.	31,330,155(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	17,308,526(4)	8.0	—	—	4.7
4. Deutsche Bank AG Manila Branch – Clients A/C	10,881,941(5)	5.0	—	—	3.0
5. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	19,668,996(5)	9.1	—	—	5.4
6. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0
(1)

Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 shares of common stock held by a non-Philippine wholly-owned subsidiary of First Pacific registered in the name of PCD Nominee Corporation.

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

(5)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at January 31, 2018.
(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at January 31, 2018, approximately 70.37% of the outstanding voting stock and 83.72% of the outstanding capital stock of PLDT were owned by Philippine persons.

As a result of their respective stockholdings, the FP Parties and/or NTT Communications and/or NTT DOCOMO and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

Additionally, the FP Parties, NTT Communications, NTT DOCOMO and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DOCOMO.  As a result of the Cooperation Agreement, NTT Communications and NTT DOCOMO, in coordination with each other, have contractual rights relating to a number of major decisions and transactions that PLDT could make or enter into.

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

Foreign Ownership Requirements

Two long-lasting proceedings, In the Matter of Wilson Gamboa and the Jose M. Roy III Petition, which challenged our compliance with foreign ownership restrictions were finally decided by the Philippines Supreme Court in a manner not adverse to PLDT. See Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion. Although we currently believe we are in compliance with the foreign ownership restrictions under the Philippine Constitution, if the Philippine SEC or the other relevant authorities in the Philippines determine otherwise, we could be subject to penalties.

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

Taxation

Local Business and Franchise Taxes

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2017, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT filed a protest on November 3, 2017 against the imposition of local business tax in addition to the local franchise tax issued by the City of Roxas covering the years 2013 to 2017. On February 19, 2018, the City of Roxas cancelled the previously issued notice of business tax assessment.

See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2017.

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

The public ownership level of PLDT common shares listed on the PSE as at January 31, 2018 is 53.80%.

As at January 31, 2018, 10,205 stockholders were Philippine persons and held approximately 49.80% of PLDT’s common capital stock.  In addition, as at January 31, 2018, there were a total of approximately 31 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 260 holders.

For the period from January 1 to January 31, 2018, a total of 3.26 million shares of PLDT's common capital stock were traded on the PSE.  During the same period, the volume of trading was 2.11 million ADSs on the NYSE.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange		New York Stock Exchange
	High	Low	High	Low
	(in Pesos)		(in US $)
2018
First Quarter	1,601.00	1,384.00	32.66	26.97
January	1,601.00	1,384.00	32.66	27.82
February	1,597.00	1,500.00	30.98	28.51
Through March 26	1,575.00	1,450.00	29.94	26.97
2017
First Quarter	1,655.00	1,360.00	32.59	27.60
Second Quarter	1,944.00	1,602.00	38.54	31.49
Third Quarter	1,796.00	1,603.00	35.05	30.71
Fourth Quarter	1,762.00	1,437.00	34.38	28.09
October	1,762.00	1,638.00	33.92	31.49
November	1,755.00	1,481.00	34.38	29.10
December	1,550.00	1,437.00	31.64	28.09
2016
First Quarter	2,360.00	1,675.00	50.48	35.52
Second Quarter	2,150.00	1,621.00	45.88	34.26
Third Quarter	2,170.00	1,666.00	46.13	34.64
Fourth Quarter	1,740.00	1,260.00	36.11	25.50

2015	3,214.00	1,959.00	72.93	39.70
2014	3,292.00	2,604.00	79.04	56.88
2013	3,290.00	2,530.00	78.63	58.63

Item 10.	Additional Information

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

On May 30, 2016, PLDT executed the following agreements in connection with the SMC Transactions:

•

Sale and Purchase Agreement, by and among SMC, PLDT, Globe, and VTI, pursuant to which PLDT and Globe agreed to acquire from SMC 100% of the equity interests in VTI and advances made by SMC to VTI for an aggregate consideration of approximately Php52.1 billion, as amended on July 27, 2016 by the First Amendment to the Sale and Purchase Agreement.

•

Sale and Purchase Agreement, by and among Grace Patricia W. Vilchez-Custodio, PLDT, Globe, and Brightshare, pursuant to which PLDT and Globe agreed to acquire from Grace Patricia W. Vilchez-Custodio 100% of the equity interests in Brightshare and advances made by Grace Patricia W. Vilchez-Custodio to Brightshare for an aggregate consideration of approximately Php191 million.

•

Sale and Purchase Agreement, by and among Schutzengel Telecom, Inc., PLDT, Globe, and Bow Arken, pursuant to which PLDT and Globe agreed to acquire from Schutzengel Telecom, Inc. 100% of the equity interests in Bow Arken and advances made by Schutzengel Telecom, Inc. to Bow Arken for an aggregate consideration of approximately Php576 million.

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC, pursuant to which it agreed to sell to MPIC 646 million shares of common stock and 458 million shares of preferred stock of Beacon.

On May 19, 2017, AOGL entered into a Share Purchase Agreement with Partners Group, relating to the acquisition of SPi Global for an enterprise value of US$370 million.  The transaction was completed on August 25, 2017, copies of which are furnished as Exhibit 4n.

On June 13, 2017, PCEV entered into a Share Purchase Agreement with MPIC to sell its remaining 25% equity interest in Beacon, consisting of 646 million shares of common stock and 458 million shares of preferred stock, for a total consideration of Php21,800 million, copies of which are furnished as Exhibit 4o.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars.  PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines.  Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines.  As at December 31, 2017, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons.  For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Taxation

The following is a description of the material Philippine and United States federal income tax consequences to United States Holders (as defined below) of owning shares of common stock and ADSs.  It applies to you only if you hold your common stock or ADSs as capital assets for tax purposes.  This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the combined voting power of PLDT’s voting stock or of the total value of PLDT’s stock, a person that holds common stock or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

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

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts.  See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%.  Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax.  Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15% (“tax sparing”), subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States).  If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009.  Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate.  Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.  PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

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

The BIR has prescribed certain procedures, through an administrative issuance, for availment of tax treaty relief. The application for tax treaty relief has to be filed with the BIR by the non- resident shareholder (or a duly authorized representative) prior to the first taxable event, or prior to the first and only time the income tax payor is required to withhold the tax thereon or should have withheld taxes thereon had the transaction been subject to tax. The “first taxable event” has been construed by the BIR as “payment of the dividend.” Failure to file the application for tax treaty relief with the BIR prior to the first taxable event may disqualify the said application. A corporation may withhold taxes at a reduced rate on dividends paid to a non-resident holder of the common shares if such non-resident holder submits to the domestic corporation proof of the filing of the tax treaty relief application with the BIR prior to the payment of dividends. However, the Philippine Supreme Court in Deutsche Bank AG Manila Branch v. CIR, G.R. No. 188550, ruled that the period of application for the availment of tax treaty relief should not operate to divest the taxpayer the entitlement to the tax relief as it would constitute a violation of the duty required by good faith to comply with the treaty. The application for a tax treaty relief to be filed with the BIR operates to confirm the entitlement of the taxpayer to such relief. While the Supreme Court has ruled that the failure to file an application for tax treaty relief shall not disqualify an otherwise eligible taxpayer, in practice, some withholding agents strictly require the income earners (payees) to show an approved tax treaty relief application before availing of lower treaty tax rates to avoid controversy. On March 28, 2017, the BIR issued BIR Revenue Memorandum Order, or RMO, No. 08-2017 (“RMO 08-2017”), which simplified the procedures for applying preferential tax treaty rates for dividends, interests and royalties. This RMO provides that the preferential treaty rates shall be applied and used outright by the withholding agent upon submission by the non-resident payor of a Certificate of Residence for Tax Treaty Relief Form, which shall serve as proof of residency of such non-resident payor. RMO No. 08-2017 does not cover non-resident foreign corporations invoking the tax sparing provision (or the reduced tax rate of 15 percent on intercorporate dividends paid to nonresident foreign corporations).

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold.  Subject to applicable tax treaty rates, the rate of tax on such gain, where the share is not disposed of through the PSE, is a final tax (i.e., capital gains tax) of 5% for gains not exceeding Php100,000 and 10% for gains in excess of that amount.2  The rate is the same for both non-resident individuals and non-resident non-Philippine corporations.  While this tax is not collected through withholding, the Philippine Tax Code prohibits a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price.3  This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client.  In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price or gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 5%/10% capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.  As of the date of this report, the MPO required to be complied with by publicly-listed companies is 10% of the publicly-listed companies’ issued and outstanding shares, exclusive of any treasury shares.

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

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. 4  The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines.  The sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the PSE is exempt from the documentary stamp tax.  However, Revenue Regulations No. 16-2012 provides that transfers of shares of stock of publicly-listed companies which are not compliant with the MPO requirement shall be subject to documentary stamp tax.

[2]

R.A. No. 10963 or the Tax Reform for Acceleration and Inclusion (“TRAIN”) was signed into law on December 19, 2017 and became effective on January 1, 2018. The TRAIN amended several provisions of Republic Act No. 8424, as amended, or the National Internal Revenue Code (“NIRC”). Under the TRAIN, capital gains tax shall be 15% of the net capital gains realized during the taxable year.

[3]	Under the TRAIN, stock transaction tax shall be 6/10 of 1% of the gross selling price or gross value in money.
[4]	Under the TRAIN, documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation shall be Php1.50 on each Php200, or fractional part thereof, of the par value of the shares.

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes.  The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000.5  Individual shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000.  The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%.6 Donations to or from corporations are considered donations from a stranger for donor’s tax purposes.  Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

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

[5]	Under the TRAIN, estate tax shall be at the rate of 6% of the net estate.
[6]

Under the TRAIN, donor’s tax shall be at the rate of 6% of the total gifts in excess of Php250,000.00. With the amendment of the NIRC by the TRAIN, the relationship between the donor and donee becomes irrelevant since all donations shall now be subject to the same tax rate of 6%.

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

Dividends will be income from sources outside the United States.  Dividends will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

Sale or Other Disposition of Equity Securities

Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of common stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the common stock or ADSs and the amount realized upon the sale, determined in U.S. dollars.  Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the common stock or ADSs have been held for more than one year.  Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.  Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes.  United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax.  See Item 10. “Additional Information — Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor’s taxes such as those imposed by the Philippines.  See Item 10. “Additional Information — Philippine Taxation — Estate and Donor’s Taxes.”

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program.  The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders.  For the year ended December 31, 2017, we were not entitled to any reimbursement from our depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures.  Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2017.  Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2017.

Management’s Annual Report on Internal Control Over Financial Reporting.  The Management of the PLDT Group is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2017.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SyCip Gorres Velayo & Co., or SGV & Co., (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2017.  This attestation report is dated March 27, 2018 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2017.

Changes in Internal Control Over Financial Reporting

In 2017, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2017 and 2016:

	2017	2016
	(Pesos in millions)
Audit Fees	48	43
All Other Fees	24	23
Total	72	66

Audit Fees.  This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees.  Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2017 and 2016.

Tax Fees.  We did not have any tax fees for the years ended December 31, 2017 and 2016.

All Other Fees.  This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2017 and 2016, and other non-audit engagements.

The fees presented above include out-of-pocket expenses incidental to our independent auditors’ work, amount of which do not exceed 5% of the agreed-upon engagement fees.

Our AC pre-approved all audit and non-audit services as these are proposed or endorsed before these services are performed by our independent auditors.

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

On September 26, 2017, PLDT publicly announced a grant of 860,000 Performance Shares in connection with the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54,000 shares, increasing the total Performance Shares to 914,000.  The Performance Shares will be released in three annual grants on the condition, that pre-defined consolidated core net income targets are successfully achieved over three-year annual vesting period starting January 1, 2017 to December 31, 2019.

The following table presents information related to our repurchase of our ordinary shares during the year ended December 31, 2017:

Period	Total number of shares purchased	Weighted average price per share	Number of shares purchased as part of publicly announced program	Number of shares yet to be purchased under the TIP
(in Pesos)
January 2017	—	—	—	—
February 2017	—	—	—	—
March 2017	—	—	—	—
April 2017	—	—	—	—
May 2017	—	—	—	—
June 2017	—	—	—	—
July 2017	—	—	—	—
August 2017	—	—	—	—
September 2017	—	—	—	—
October 2017(1)	520,295	1,708	520,295	339,705
November 2017(2)	22,870	1,608	22,870	316,835
December 2017(3)	10,270	1,456	10,270	306,565
	553,435		553,435	963,105

(1)

On various dates in October 2017, Metrobank, as the Trustee of the program, repurchased our 520,295 shares from the market, including 23,398 shares from the PLDT Employee Benefit Trust Fund, at the prevailing market price on the date of purchase.

(2)	On various dates in November 2017, Metrobank, as the Trustee of the program, repurchased our 22,870 shares from the market at the prevailing market price on the date of purchase.
(3)	On various dates in December 2017, Metrobank, as the Trustee of the program, repurchased our 10,270 shares from the market at the prevailing market price on the date of purchase.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE.  As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and Philippine Corporation Code, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly-Listed Companies (“CG Code for PLCs”) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers.  The CG Code for PLCS, which was issued by the Philippine SEC and which took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly-listed companies to state in their respective annual corporate governance reports whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance.

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

•

Number of Independent Directors.  The NYSE listing standards require a majority of the board of directors to be independent.  We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two (2) or twenty percent (20%) of the total members of the board, whichever is the lesser, must be independent.

•

Director Independence Tests.  There are differences between the director independence tests applied in PLDT’s corporate governance practice and those under the NYSE listing standards. In some cases the independence tests set forth in the NYSE listing standards are more stringent than those under PLDT’s corporate governance practice, and in other cases the independence tests set forth in the NYSE listing standards are less stringent than those under PLDT’s corporate governance practice.

•

An example where the NYSE listing standards impose more stringent standards than PLDT’s corporate governance practices include the “auditor affiliation” test.  In contrast to the NYSE listing standards, under PLDT’s By-Laws and Board Committee charters, present or previous affiliation or employment of a director’s immediate family member with the external auditors does not preclude a determination that such director is independent.

•

An example where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards is the “material relationship with the listed company” test.  PLDT’s Manual on Corporate Governance (“PLDT’s CG Manual”) provides that a director who owns more than 2% of the shares of stock of PLDT, or whose relative is a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.

•

Meetings of non-management/independent directors.  The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. PLDT’s CG Manual mandates that the Board shall hold executive sessions with the independent directors and non-executive directors, excluding executive directors, at least once a year and at such other times as the Board may deem necessary or appropriate, and that such executive sessions shall be presided by the chairman of the Governance and Nomination Committee, except if said chairman is an executive director, in which case, by an independent director or non-executive director designated by the Board.

•

Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors.  Our GNC and our ECC is each normally composed of five voting members, a majority of whom are normally independent directors.

•

The NYSE listing standards require the compensation committee to conduct an independent assessment with respect to any compensation consultant, legal counsel or other adviser that provides advice to the compensation committee.  There is no such requirement under PLDT’s CG Manual.

•

Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.  All of the members of PLDT’s AC are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests adopted pursuant to the CG Code for PLCs differ from those under the NYSE listing standards, as discussed above.

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: http://www.pldt.com/docs/default-source/NYSE/nyse-section-303a-11-disclosure.pdf?sfvrsn=0.  This website does not form part of this annual report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18. “Financial Statements” in lieu of Item 17.

Item 18.Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”).  In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as at December 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the PLDT Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perfom the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ SyCip Gorres Velayo & Co.

Makati City, Philippines

March 27, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2017 and 2016, and the related consolidated income statements, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes.  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group as at December 31, 2017 and 2016, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the PLDT Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the PLDT Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error.  Our audits include performing procedures to assess the risks of material misstatements of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audits provide a reasonable basis for our opinion.

/s/ SyCip Gorres Velayo & Co.

We have served as the PLDT Group’s auditor since 2002.

Makati City, Philippines

March 27, 2018

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2017 AND 2016

AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2017 and 2016

(in million pesos)

	2017	2016
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	186,907	203,188
Investments in associates and joint ventures (Note 10)	46,130	56,858
Available-for-sale financial investments (Notes 6 and 11)	15,165	12,189
Investment in debt securities and other long-term investments – net of current portion (Note 12)	150	374
Investment properties (Notes 6 and 13)	1,635	1,890
Goodwill and intangible assets (Note 15)	69,583	70,280
Deferred income tax assets – net (Note 7)	30,466	27,348
Derivative financial assets – net of current portion (Note 28)	215	499
Prepayments – net of current portion (Note 19)	5,370	7,056
Advances and other noncurrent assets – net of current portion (Note 25)	14,154	9,473
Total Noncurrent Assets	369,775	389,155
Current Assets
Cash and cash equivalents (Note 16)	32,905	38,722
Short-term investments (Note 28)	1,074	2,738
Trade and other receivables (Note 17)	33,761	24,436
Inventories and supplies (Note 18)	3,933	3,744
Current portion of derivative financial assets (Note 28)	171	242
Current portion of investment in debt securities and other long-term investments (Note 12)	100	326
Current portion of prepayments (Note 19)	9,633	7,505
Current portion of advances and other noncurrent assets (Note 20)	8,092	8,251
Total Current Assets	89,669	85,964
TOTAL ASSETS	459,444	475,119
EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 26)	(940)	—
Capital in excess of par value (Note 20)	130,374	130,488
Other equity reserves (Note 26)	827	—
Retained earnings (Note 20)	634	3,483
Other comprehensive loss (Note 6)	(19,151)	(20,894)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	106,842	108,175
Noncontrolling interests (Note 6)	4,341	362
TOTAL EQUITY	111,183	108,537

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2017 and 2016

(in million pesos)

	2017	2016
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 25)	157,654	151,759
Deferred income tax liabilities – net (Note 7)	3,366	3,567
Derivative financial liabilities – net of current portion (Note 28)	8	2
Customers’ deposits (Note 28)	2,443	2,431
Pension and other employee benefits (Note 26)	8,997	11,206
Deferred credits and other noncurrent liabilities (Note 22)	7,702	15,604
Total Noncurrent Liabilities	180,170	184,569
Current Liabilities
Accounts payable (Note 23)	60,445	52,950
Accrued expenses and other current liabilities (Notes 24 and 27)	90,740	93,116
Current portion of interest-bearing financial liabilities (Notes 21 and 25)	14,957	33,273
Dividends payable (Note 20)	1,575	1,544
Current portion of derivative financial liabilities (Note 28)	141	225
Income tax payable (Note 7)	233	905
Total Current Liabilities	168,091	182,013
TOTAL LIABILITIES	348,261	366,582
TOTAL EQUITY AND LIABILITIES	459,444	475,119

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2017, 2016 and 2015

(in million pesos, except earnings per common share amounts which are in pesos)

	2017	2016	2015
REVENUES
Service revenues	151,165	157,210	162,930
Non-service revenues (Note 5)	8,761	8,052	8,173
	159,926	165,262	171,103
EXPENSES
Selling, general and administrative expenses (Note 5)	68,990	67,196	70,289
Depreciation and amortization (Note 9)	51,915	34,455	31,519
Cost of sales and services (Note 5)	13,633	18,293	17,453
Asset impairment (Note 5)	8,258	11,042	9,690
Interconnection costs	7,619	9,573	10,317
	150,415	140,559	139,268
	9,511	24,703	31,835
OTHER INCOME (EXPENSES) (Note 5)	5,058	(2,632)	(5,197)
INCOME BEFORE INCOME TAX	14,569	22,071	26,638
PROVISION FOR INCOME TAX (Note 7)	1,103	1,909	4,563
NET INCOME	13,466	20,162	22,075
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	13,371	20,006	22,065
Noncontrolling interests	95	156	10
	13,466	20,162	22,075
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	61.61	92.33	101.85
Diluted	61.61	92.33	101.85

Certain expenses in 2016 and 2015 were reclassified to conform with the 2017  presentation.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2017, 2016 and 2015

(in million pesos)

	2017	2016	2015
NET INCOME	13,466	20,162	22,075
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net gains (losses) on available-for-sale financial investments:	3,364	860	(8,135)
Unrealized gains (losses) from changes in fair value adjustments recognized during the year (Note 11)	2,826	(4,520)	(13,258)
Impairment recognized in profit or loss (Note 11)	540	5,381	5,124
Income tax related to fair value adjustments charged directly to equity (Note 7)	(2)	(1)	(1)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	112	151	(14)
Foreign currency translation differences of subsidiaries	(18)	79	45
Net transactions on cash flow hedges:	(376)	10	31
Net fair value gains (losses) on cash flow hedges (Note 28)	(411)	76	5
Income tax related to fair value adjustments charged directly to equity (Note 7)	35	(66)	26
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	3,082	1,100	(8,073)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	194	—	(235)
Revaluation increment on investment properties:	1	17	(1)
Fair value adjustment to property and equipment transferred to investment properties during the year (Note 13)	4	26	—
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(2)	(2)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	(1)	(7)	1
Actuarial losses on defined benefit obligations:	(1,091)	(3,571)	(1,598)
Remeasurement in actuarial losses on defined benefit obligations	(1,566)	(5,112)	(2,356)
Income tax related to remeasurement adjustments (Note 7)	475	1,541	758
Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(896)	(3,554)	(1,834)
Total Other Comprehensive Income (Loss) – Net of Tax	2,186	(2,454)	(9,907)
TOTAL COMPREHENSIVE INCOME	15,652	17,708	12,168
ATTRIBUTABLE TO:
Equity holders of PLDT	15,550	17,557	12,148
Noncontrolling interests	102	151	20
	15,652	17,708	12,168

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2017, 2016 and 2015

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Income (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2017	510	1,093	(6,505)	—	130,488	—	3,483	(20,894)	108,175	362	108,537
Total comprehensive income:	—	—	—	—	—	—	13,807	1,743	15,550	102	15,652
Net income (Note 8)	—	—	—	—	—	—	13,371	—	13,371	95	13,466
Other comprehensive income (Note 6)	—	—	—	—	—	—	436	1,743	2,179	7	2,186
Cash dividends (Note 20)	—	—	—	—	—	—	(16,479)	—	(16,479)	(66)	(16,545)
Perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	4,165	4,165
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(177)	—	(177)	—	(177)
Other equity reserves (Note3)	—	—	—	—	—	827	—	—	827	—	827
Treasury shares under employee benefit trust (Note 3)	—	—	—	(940)	—	—	—	—	(940)	—	(940)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(114)	—	—	—	(114)	(222)	(336)
Balances as at December 31, 2017	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183
Balances as at January 1, 2016	510	1,093	(6,505)	—	130,517	—	6,195	(18,202)	113,608	290	113,898
Total comprehensive income (loss):	—	—	—	—	—	—	20,249	(2,692)	17,557	151	17,708
Net income (Note 8)	—	—	—	—	—	—	20,006	—	20,006	156	20,162
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	243	(2,692)	(2,449)	(5)	(2,454)
Cash dividends (Note 20)	—	—	—	—	—	—	(22,961)	—	(22,961)	(81)	(23,042)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(29)	—	—	—	(29)	2	(27)
Balances as at December 31, 2016	510	1,093	(6,505)	—	130,488	—	3,483	(20,894)	108,175	362	108,537
Balances as at January 1, 2015	510	1,093	(6,505)	—	130,521	—	17,030	(8,285)	134,364	304	134,668
Total comprehensive income (loss):	—	—	—	—	—	—	22,065	(9,917)	12,148	20	12,168
Net income (Note 8)	—	—	—	—	—	—	22,065	—	22,065	10	22,075
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(9,917)	(9,917)	10	(9,907)
Cash dividends (Note 20)	—	—	—	—	—	—	(32,900)	—	(32,900)	(21)	(32,921)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(4)	—	—	—	(4)	(13)	(17)
Balances as at December 31, 2015	510	1,093	(6,505)	—	130,517	—	6,195	(18,202)	113,608	290	113,898

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2016 and 2015

(in million pesos)

	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	14,569	22,071	26,638
Adjustments for:
Depreciation and amortization (Note 9)	51,915	34,455	31,519
Asset impairment (Note 5)	8,258	11,042	9,690
Interest on loans and other related items – net (Note 5)	7,014	6,956	5,919
Impairment of investments (Notes 10 and 11)	2,562	5,515	5,166
Pension benefit costs (Notes 5 and 26)	1,607	1,775	1,888
Amortization of intangible assets (Notes 5 and 15)	835	929	1,076
Incentive plans (Notes 5 and 26)	827	—	—
Foreign exchange losses – net (Notes 9 and 27)	411	2,785	3,036
Accretion on financial liabilities – net (Note 5)	219	230	231
Losses (gains) on disposal of property and equipment (Note 9)	159	(1,360)	298
Gains on disposal of investment property (Note 13)	(80)	—	—
Gains on derivative financial instruments – net (Notes 5 and 28)	(533)	(996)	(420)
Interest income (Note 5)	(1,412)	(1,046)	(799)
Equity share in net earnings of associates and joint ventures (Notes 5 and 10)	(2,906)	(1,181)	(3,241)
Gain on disposal of investment in associates and joint ventures (Note 10)	(6,512)	(7,365)	(2,838)
Others	(2,443)	(400)	(1,968)
Operating income before changes in assets and liabilities	74,490	73,410	76,195
Decrease (increase) in:
Trade and other receivables	(10,674)	(7,060)	(1,863)
Inventories and supplies	(542)	(917)	(1,122)
Prepayments	(212)	(5,634)	(617)
Advances and other noncurrent assets	162	(99)	147
Increase (decrease) in:
Accounts payable	4,622	1,358	11,242
Accrued expenses and other current liabilities	(1,392)	755	4,969
Pension and other employee benefits	(5,841)	(5,863)	(10,642)
Customers’ deposits	13	1	(8)
Other noncurrent liabilities	38	(10)	(13)
Net cash flows generated from operations	60,664	55,941	78,288
Income taxes paid	(4,550)	(6,965)	(8,544)
Net cash flows from operating activities	56,114	48,976	69,744
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,217	947	939
Dividends received (Note 10)	833	4,409	5,544
Proceeds from:
Maturity of short-term investments	20,254	1,557	1,469
Disposal of investments in associates and joint ventures	14,884	17,000	—
Collection of notes receivable	2,001	—	—
Disposal of available-for-sale financial investments	1,000	2,502	—
Disposal of property and equipment (Note 9)	484	1,889	334
Redemption of investment in debt securities	456	609	292
Disposal of investment properties	290	—	8
Payments for:
Purchase of available-for-sale financial investments	(76)	(3,500)	(925)
Acquisition of intangible assets (Note 15)	(137)	(159)	(318)
Purchase of shares of noncontrolling interests – net of cash acquired	(266)	(22)	(2)
Interest capitalized to property and equipment (Note 9)	(816)	(566)	(370)
Purchase of investments in associates and joint ventures (Note 10)	(5,633)	(21,524)	(1,274)
Purchase of short-term investments	(18,424)	(2,734)	(2,194)
Purchase of property and equipment (Note 9)	(36,616)	(42,259)	(42,805)
Purchase of investment properties	—	(6)	—
Purchase of investment in debt securities	—	(20)	—
Purchase of subsidiaries – net of cash acquired	—	—	(151)
Decrease (increase) in advances and other noncurrent assets	(511)	(105)	215
Net cash flows used in investing activities	(21,060)	(41,982)	(39,238)

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2017, 2016 and 2015

(in million pesos)

	2017	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	26,255	40,569	44,367
Issuance of perpetual notes (Note 20)	4,165	—	—
Availments of long-term financing for capital expenditures	359	—	311
Derivative financial instruments (Note 28)	218	—	—
Issuance of capital stock	—	5	—
Payments for:
Debt issuance costs (Note 21)	(153)	(185)	(396)
Distribution charges on perpetual notes (Note 20)	(177)	—	—
Interest – net of capitalized portion (Notes 5 and 21)	(7,076)	(6,512)	(5,407)
Long-term financing for capital expenditures	(8,094)	(6,040)	—
Cash dividends (Note 20)	(16,617)	(22,987)	(32,532)
Long-term debt (Note 21)	(39,199)	(19,650)	(17,084)
Derivative financial instruments (Note 28)	—	(541)	(638)
Redemption of shares	—	—	(1)
Obligations under finance lease	—	—	(5)
Net cash flows used in financing activities	(40,319)	(15,341)	(11,385)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(552)	614	675
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,817)	(7,733)	19,796
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	38,722	46,455	26,659
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	32,905	38,722	46,455

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2017.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2017.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2017, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2017.  See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 30.5 million ADSs outstanding as at December 31, 2017.

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

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 were approved and authorized for issuance by the Board of Directors on March 27, 2018 as reviewed and recommended for approval by the Audit Committee on March 23, 2018.

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

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments: (i) change in the name of the Parent Company from Philippine Long Distance Telephone Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation.  On November 14, 2016, the Amended By-Laws of the Parent Company containing the aforementioned amendments was approved by the Philippine SEC.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, certain available-for-sale financial investments, certain short-term investments and investment properties that are measured at fair values.

We changed the presentation of our consolidated income statements for the years ended December 31, 2016 and 2015 to conform with the 2017 presentation and classification.  We did not present a consolidated statement of financial position at the beginning of the earliest comparative period since these certain reclassifications do not have any impact on our consolidated statements of financial position as at December 31, 2016 and January 1, 2016.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2017 and 2016:

			2017		2016
			Percentage of Ownership
Name of Subsidiary	Place of Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective off shore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Voyager Innovations, Inc., or Voyager	Philippines	Mobile applications and digital platforms developer	—	100.0	—	100.0
Voyager Innovations Holdings, Pte. Ltd., or VIH, (formerly eInnovations Holdings Pte. Ltd., or eInnovations)(a)	Singapore	Investment company	—	100.0	—	100.0
Voyager Innovations Investments Pte. Ltd., or VII, (formerly Takatack Holdings Pte. Ltd., or Takatack Holdings)(b)	Singapore	Investment company	—	100.0	—	100.0
Voyager Innovations Singapore Pte. Ltd., or VIS, (formerly Takatack Technologies Pte. Ltd., or Takatack Technologies)(c)	Singapore	Development and maintenance of IT-based solutions for communications and e-Commerce platforms	—	100.0	—	100.0
Takatack Malaysia Sdn. Bhd., or Takatack Malaysia(d)	Malaysia	Development,maintenance and support services to enable the digital commerce ecosystem	—	100.0	—	100.0
iCommerce Investments Pte. Ltd., or iCommerce(e)	Singapore	Investment company	—	—	—	100.0
Voyager Fintech Ventures Pte. Ltd., or Fintech Ventures (formerly eInnovations Ventures Pte. Ltd., or eVentures)(f)	Singapore	Investment company	—	100.0	—	100.0
Fintqnologies Corporation, or FINTQ(g)	Philippines	Development of financial technology innovations	—	100.0	—	100.0
Fintq Inventures Insurance Agency Corporation(h)	Philippines	Insurance company	—	100.0	—	100.0
ePay Investments Pte. Ltd., or ePay	Singapore	Investment company	—	100.0	—	100.0
PayMaya Philippines, Inc. or PayMaya	Philippines	Provide and market certain mobile payment services	—	100.0	—	100.0
PayMaya Operations Philippines, Inc., or PayMaya Ops	Philippines	Market, sell and distribute payment solutions and other related services	—	100.0	—	100.0
ePay Investments Myanmar, Ltd., or ePay Myanmar(i)	Myanmar	Investment company	—	100.0	—	—

3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Wifun, Inc., or Wifun(j)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(k)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(k)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—

Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructureand solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value- added services, or VAS	—	67.0	—	67.0
netGames, Inc.(l)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(k)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(k)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)

On July 11, 2017, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore approved the change in business name of eInnovations Holdings Pte. Ltd. to Voyager Innovations Holdings Pte. Ltd.

(b)	On December 29, 2017, the ACRA of Singapore approved the change in business name of Takatack Holdings Pte. Ltd. to Voyager Innovations Investments Pte. Ltd.
(c)	On March 6, 2018, the ACRA of Singapore approved the change in business name of Takatack Technologies Pte. Ltd. to Voyager Innovations Singapore Pte. Ltd.
(d)	On April 12, 2016, Takatack Malaysia was incorporated in Malaysia to provide development, maintenance and support services and sales and marketing.
(e)	On December 14, 2017, VIH sold its 10 thousand ordinary shares in iCommerce to PLDT Online for a total purchase price of SGD1.00.
(f)	On January 12, 2016, the ACRA of Singapore approved the change in business name of eVentures to Voyager Fintech Ventures Pte. Ltd.
(g)	On April 27, 2016, Voyager incorporated its financial technology unit FINTQ to focus on mobile-first financial technology platforms.
(h)

On December 19, 2016, Fintq Inventures Insurance Agency Corporation was incorporated in the Philippines to engage in business as an insurance agent for the distribution, marketing and sale of insurance products such as life, non-life, accident and health insurance and pre-need projects and services.

(i)	On July 25, 2017, ePay Investments Myanmar, Ltd. was incorporated in Myanmar to engage in the business of providing support services on the development and provision of digital technology.
(j)

On November 25, 2015, Smart acquired the remaining 13% noncontrolling shares of Wifun for a total purchase price of Php10 million, of which Php7 million and Php3 million were paid on November 25, 2015 and February 29, 2016, respectively.

(k)	Ceased commercial operations.
(l)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.

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

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

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

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all cost related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunication company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest in CURE as a condition to the sale and transfer of DTPI shares to PLDT.

Incorporation of Talas

On June 9, 2015, the PLDT’s Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT.  Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 25, 2015, for purposes of incorporation, and the balance of Php187.5 million was paid on May 16, 2016.  PLDT provided Talas an additional equity investment of Php120 million, Php150 million and Php115 million on January 31, 2017, February 28, 2017 and March 31, 2017, respectively, as approved by the PLDT’s Board of Directors in June 2016.

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

In 2015, PLDT Capital made the following investments:

•	Investment in Phunware, Inc., or Phunware;
•	Investment in AppCard, Inc., or AppCard; and
•	Investment in Matrixx Software, Inc., or Matrixx.

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

Extension of Smart’s Congressional Franchise

On March 27, 1992, Philippine Congress granted a legislative franchise to Smart under Republic Act, or R.A., No. 7294, to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services, and stations throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7294 took effect on April 15, 1992, or 15 days from the date of its publication in at least two newspapers of general circulation in the Philippines.

On April 21, 2017, R.A. No. 10926, which effectively extends Smart’s franchise until 2042, was signed into law by the President of the Republic of the Philippines.  The law was published in a newspaper of general circulation on May 4, 2017 and took effect on May 19, 2017.

Decrease in Authorized Capital Stock and Amendment of the Articles of Incorporation of MIC

On May 30, 2017, the Board of Directors of MIC approved the (a) reduction of MIC’s authorized capital stock from Php2,028 million divided into 20 million shares to Php1,602 million by decreasing the par value per share from Php100.00 to Php79.00, or the Decrease in Capital, and (b) the corresponding amendment to the Seventh Article of the Articles of Incorporation of MIC, or the Amendment of Articles.  On the same date, the Decrease in Capital and Amendment of Articles were approved by the stockholders representing at least two thirds of the outstanding shares of MIC.  The application for approval of the Decrease in Capital and Amendments of Articles was filed with the Philippine SEC on July 11, 2017 and was apporoved on December 18, 2017.

Transfer of SBI’s Home Broadband Subscription Assets to PLDT

On September 26, 2017, the Board of Directors of PLDT and SBI, a PLDT subsidiary providing wireless broadband service, approved the sale and transfer of SBI’s trademark and subscribers (both individual and corporate), and all of SBI’s assets, rights and obligations directly or indirectly connected to its HOME Ultera and HOMEBRO Wimax businesses to PLDT.  The transfer was effective January 1, 2018.  Subscription assets and trademark are amortized over two years and 10 years, respectively, using the straight-line method of accounting.

SBI’s businesses are currently being managed by PLDT pursuant to the Operations Maintenance and Management Agreement between PLDT and SBI effective October 1, 2012.  Subsequent to the transfer, SBI will continue to provide broadband services to its existing Canopy subscribers using a portion of Smart’s network.  The transfer is in accordance with the said agreement and in order to achieve the expected benefits, as follows:

•	Seamless upgrades of PLDT products;
•	Flexibility for business in cross-selling of PLDT products; and
•	Enhanced customer experience.

On December 18, 2017, PLDT paid the partial consideration to SBI amounting to Php1,294 million.  The remaining balance of Php1,152 million is payable in December 2018.

This transaction was eliminated in our consolidated financial statements.

Transfer of iCommerce to PLDT Online

On December 14, 2017, VIH and PLDT Online entered into a Sale and Purchase Agreement, or SPA,  whereby VIH sold all of its 10 thousand ordinary shares in iCommerce to PLDT Online for a total purchase price of SGD1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, PLDT Online paid VIH US$8.9 million inclusive of interest as at November 30, 2017.  See Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – iCommerce’s Investment in PHIH.

Perpetual Notes

In 2017, Smart issued various perpetual notes, including Php1,100 million perpetual notes to Rizal Commercial Banking Corporation, or RCBC, Trustee of PLDT’s Redemption Trust Fund.  See Note 20 – Equity – Perpetual Notes.

Agreement between PLDT and Smart and Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the PLDT Group has adopted the following amendments starting January 1, 2017.  Except for amendments to International Accounting Standards, or IAS, 7 and early adoption of amendments to IFRS 2, the adoption of these amendments did not have any significant impact on PLDT Group’s financial position or performance.

•	Amendments to IFRS 12, Disclosure of Interests in Other Entities: Clarification of the Scope of the Standard (Part of Annual Improvements to IFRSs 2014 - 2016 Cycle)
•	Amendments to IAS 12, Income Taxes, Recognition of Deferred Tax Assets for Unrealized Losses
•	Amendments to IAS 7, Statement of Cash Flows, Disclosure Initiative

We have provided the required information in Note 29 – Notes to the Statement of Cash Flows to our consolidated financial statements.  As allowed under the transition provisions of the standard, we did not present comparative information for the year ended December 31, 2016.

•	Amendments to IFRS 2, Share-based Payment, Classification and Measurement of Share-based Payment Transactions

On January 1, 2017, the PLDT Group elected to adopt early the June 2016 amendments to IFRS 2, Share-based Payment.  The amendments to IFRS 2 which are effective beginning on or after January 1, 2018 apply where tax laws or regulations oblige an entity to withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount, normally in cash, to the tax authority on the employee’s behalf.  The exception in IFRS 2 applies and the transaction is accounted for as equity-settled in its entirety (rather than being divided into an equity-settled portion and a cash-settled portion) if the transaction would have been classified as equity-settled in the absence of the net settlement feature.  Since the PLDT Group is under the tax regime where it is required to withhold an amount to meet the tax liability, the amendment to IFRS 2 regarding the classification of a share-based payment transaction with net settlement features for withholding tax obligations applies to the arrangement.  We treat the Transformation Incentive Plan, or the TIP, as equity-settled in its entirety.

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

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement.  This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

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

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value.  Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

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

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

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

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, Digitel Capital Philippines Ltd., or DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, VIS, iCommerce, Fintech Ventures, ePay, 3rd Brand, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean dollar; the functional currency of Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, is the Chinese renminbi; the functional currency of AGS Malaysia and Takatack Malaysia, is the Malaysian ringgit; the functional currency of AGS Indonesia is the Indonesian rupiah; and the functional currency of ePay Myanmar is the Myanmar kyat.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL.  Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by IAS 39.  Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Other income (expenses) - Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income (expenses) – net” for non-derivative financial assets (positive net changes in fair value).  Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income (expenses) – net”, respectively.

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

Our financial assets at FVPL include certain short-term investments and derivative financial assets as at December 31, 2017 and 2016.  See Note 28 – Financial Assets and Liabilities.

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

Our loans and receivables include portions of investment in debt securities and other long-term investments, short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at December 31, 2017 and 2016.  See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity.  After initial measurement, HTM investments are measured at amortized cost using the EIR method.  Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process.  Interest earned is recorded in “Other income (expenses) – Interest income” in our consolidated income statement.  Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at December 31, 2017 and 2016.  See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

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

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains (losses) on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in “Other income (expenses) – net” in our consolidated income statement.  Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Other income (expenses) – Interest income” using the EIR method in our consolidated income statement.  Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income (expenses) – net” when the right to receive payment has been established.  These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

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

For a financial investment reclassified from the available-for-sale category, the fair value at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method.  Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method.  If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to our consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2017 and 2016.  See Note 11 – Available-for-Sale Financial Investments and Note 28 – Financial Assets and Liabilities.

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

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group of financial liabilities is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2017 and 2016.  See Note 28 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included under “Other income (expenses) – Financing costs – net” in our consolidated income statement.

Our other financial liabilities include interest-bearing financial liabilities, customers’ deposits, dividends payable and accrual for long-term capital expenditures, accounts payable, and accrued expenses and other current liabilities” (except for statutory payables) as at December 31, 2017 and 2016.  See Note 21 –

Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

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

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers.  Subscribers are permanently disconnected after a series of collection steps following nonpayment by postpaid subscribers.  Such permanent disconnection usually occurs within a predetermined period from the last statement date.

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses, or ECL, that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.  If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

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

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost.  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement.  Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss.  Such accrual is recorded as part of “Other income (expenses) – Interest income” in our consolidated income statement.  If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

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

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expenses) – Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

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

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in the consolidated income statement as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated income statement.

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

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 28 – Financial Assets and Liabilities.

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

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statement.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expenses) – Interest income” in our consolidated income statement.

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

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier.  Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

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

Value-Added Services, or VAS

Revenues from VAS include MMS, downloading and streaming of content, applications and other digital services and infotext services.  The amount of revenue recognized is net of payout to content provider’s share in revenue.  Revenue is recognized upon service availment.

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

Multiple-deliverable arrangements

In revenue arrangements, which involve bundled sales of mobile devices, SIM cards/packs and accessories (non-service component) and telecommunication services (service component), the total arrangement consideration is allocated to each component based on their relative fair value to reflect the substance of the transaction.  Revenue from the sale of non-service component are recognized when the goods are delivered while revenues from telecommunication services component are recognized when the services are provided to subscribers.  When fair value is not directly observable, the total consideration is allocated using residual method.

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

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statements.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”.

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

Retirement costs consist of the following:

•	Service cost;
•	Net interest on the net defined benefit asset or obligation; and
•	Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statement.  These amounts are calculated periodically by an independent qualified actuary.

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

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

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

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 26 – Employee Benefits – Other Long-term Employee for more details.

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

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

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

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements.  Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and statement of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by IFRS.

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

Effective beginning on or after January 1, 2018

•	Amendments to IFRS 4, Insurance Contracts, Applying IFRS 9, Financial Instruments, with IFRS 4
•	Amendments to IAS 28, Measuring an Associate or Joint Venture at Fair Value (Part of Annual Improvements to IFRSs 2014 - 2016 Cycle)
•	Amendments to IAS 40, Investment Property, Transfers of Investment Property
•	Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration
•	IFRS 1, First-time Adoption of International Financial Reporting Standards (Part of Annual Improvements to IFRSs 2014 - 2016 Cycle)

•	IFRS 9, Financial Instruments

In July 2014, the FRSC issued the final version of IFRS 9 Financial Instruments that replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory.  For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

We will adopt the new standard on the required effective date and will not restate comparative information.  During 2017, we have performed a detailed impact assessment of all three aspects of IFRS 9.  This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available in 2018 when we adopt IFRS 9.

Classification and measurement

IFRS 9 requires that we classify financial assets based on the assessment of the contractual cash flows assessment characteristics and the business model for managing those assets.  These factors determine whether the financial assets are measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss.

We assessed that the contractual cash flows of our debt financial assets are solely payments of principal and interest, and are expected to be under a hold-to-collect business model, with the exception of one portfolio which is expected to be under a hold-to-collect-and-sell business model.  Consequently, debt financial assets under a business model of hold-to-collect and hold-to-collect-and-sell are expected to be measured at amortized cost and fair value through other comprehensive income, respectively.

We expect to continue measuring at fair value all financial assets currently held at fair value.  However, quoted equity shares currently held as available-for-sale with gains and losses recorded in other comprehensive income will, instead, be measured at fair value through profit or loss, which will increase volatility in recorded profit or loss.  The equity shares in non-listed companies are intended to be held for the foreseeable future.

Impairment

IFRS 9 requires to record expected credit losses, or ECL, for all debt securities not classified as at fair value through profit or loss, together with contract assets, loan commitments and financial guarantee contracts.  ECL represents credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions.  In comparison, the present incurred loss model recognizes lifetime credit losses only when there is objective evidence of impairment.  The ECL model eliminates the threshold or trigger event required under the incurred loss model, and lifetime ECL is recognized earlier under IFRS 9.

The objective of the new impairment model is to record lifetime losses on all financial assets which have experienced a significant increase in credit risk from initial recognition.  As a result, ECL allowances will be measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition (General Approach).  The 12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.  Lifetime ECL are credit losses that results from all possible default events over the expected life of a financial instrument.  The credit risk of a particular exposure is deemed to have increased significantly since initial recognition if, based on our internal credit assessment, the counterparty is determined to require close monitoring or with well-defined credit weakness.

Financial assets have the following staging assessment, depending on the quality of the credit exposures:

For non-credit-impaired financial assets:

•

Stage 1 financial assets are comprised of all non-impaired financial instruments which have not experienced a significant increase in credit risk since initial recognition.  We recognize a 12-month ECL for Stage 1 financial assets.

•

Stage 2 financial assets are comprised of all non-impaired financial assets which have experienced a significant increase in credit risk since initial recognition.  We recognize a lifetime ECL for Stage 2 financial assets.

For credit-impairment financial assets:

•

Financial assets are classified as Stage 3 when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.  The ECL model requires that lifetime ECL be recognized for impaired financial assets.

IFRS 9 provides some operational simplifications for short-term trade receivables, lease receivables and contract assets by introducing an alternative simplified approach.  Under the simplified approach, there is no more requirement to determine at reporting date whether a credit exposure has significantly increased in credit risk or not.  Credit exposures under the simplified approach will be subject only to lifetime ECL.  In addition, IFRS 9 allows the use of a provision matrix approach or a loss rate approach as a practical expedient when measuring ECL, so long as these methodologies reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date, about past events, current conditions and forecasts of future economic conditions.

ECL is a function of the risk of a default occurring and the magnitude of default, with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment.

The risk of a default occurring represents the likelihood that a credit exposure will not be repaid and will go into default in either a 12-month horizon for Stage 1 assets or lifetime horizon for Stages 2 and 3 assets.  The risk of a default occurring for each individual instrument is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.  We segmented the credit exposures based on homogenous risk characteristics and applied a specific ECL methodology for each.  The methodology for each relevant portfolio is determined based on the underlying nature or characteristic of the portfolio, behavior of the accounts and materiality of the segment as compared to the total portfolio.

The magnitude of default represents the amount that may not be recovered in the event of default and is determined based on the historical cash flow recoveries and reasonable and supportable information about future economic conditions, where appropriate.

We will incorporate forward-looking information into both assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and measurement of ECL.  A broad range of forward-looking information will be considered as economic inputs such as the Philippine Gross Domestic Product, Retail Price Index, Unemployment Rates and other economic indicators.

We plan to apply the simplified approach and record lifetime ECL on all trade receivables and contract assets.  For other debt financial assets measured at amortized cost, the general approach will be applied, measuring either a 12-month or lifetime ECL, depending on the extent of the deterioration of the credit quality from origination.  The new impairment requirements will impact the current impairment methodologies of the debt securities classified as at amortized cost or at fair value through other comprehensive income and the corresponding impairment allowance levels.

Hedge accounting

The new hedge accounting model under IFRS 9 aims to simplify hedge accounting, align the accounting for hedge relationships more closely with an entity’s risk management activities and permit hedge accounting to be applied more broadly to a greater variety of hedging instruments and risks eligible for hedge accounting.

We determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9.  We have chosen not to retrospectively apply IFRS 9 on transition to the hedges where we excluded the forward points from the hedge designation under IAS 39.  As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not have a significant impact on the consolidated financial statements.

We have implemented existing governance framework, ensuring appropriate controls and validations are in place over key processes and judgments in implementing IFRS 9.  We are continuously refining our internal controls and processes which are relevant in the proper implementation of IFRS 9.

•	IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers.  Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.  The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

We will adopt the new standard using the modified retrospective approach, i.e. contracts that are not completed by January 1, 2018 will be accounted for as if they had been recognized in accordance with IFRS 15 from the very beginning.  The cumulative effect arising from the transition will be recognized as an adjustment to the opening balance of the equity.  Therefore, prior-year comparative information has not been restated and continues to be reported under IAS 18, Revenue Recognition.  We have assessed the estimated impact that the initial application of IFRS 15 will have on our consolidated financial statements.  The estimated impact of the adoption of this standard on our consolidated financial statement as at January 1, 2018 is based on assessments undertaken to date and is summarized below.

Consolidated Statements of Financial Position	December 31, 2017 As Reported	Estimated adjustments due to adoption of IFRS 15	Estimated adjusted opening balance at January 1, 2018
	(in million pesos)
Noncurrent Assets
Contract assets – net of current portion	—	1,094	1,094
Deferred income tax assets – net	30,466	54	30,520
Current Assets
Contract assets	—	2,783	2,783
Equity
Retained earnings	634	2,588	3,222
Noncurrent Liabilities
Contract liabilities – net of current portion	—	82	82
Deferred income tax liabilities – net	3,366	1,164	4,530
Current Liabilities
Contract liabilities	—	97	97

Sale of goods

For contracts with customers in which the sale of non-service component is generally expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on our revenue and profit or loss.  We expect the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Multiple-deliverable arrangements

In revenue arrangements involving bundled sales of non-service and service components, revenue is currently recognized by allocating the total consideration to each component based on their relative fair value.  Revenue from the sale of non-service component are recognized when the goods are delivered while revenues from the provision of service component are recognized when the services are provided to subscribers.  When fair value is not directly observable, the total consideration is allocated using residual method.

Under IFRS 15, the total consideration in multiple-deliverable arrangements will be allocated to each performance obligation based on their stand-alone selling prices.  The stand-alone selling prices will be determined based on the list prices at which we sell the non-service component or rendering of the service component in separate transactions.  We concluded that the services are satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.  Consequently, under IFRS 15, we will continue to recognize revenue for these service contracts/service components of bundled contracts over time rather than at a point of time.

We assessed that when IFRS 15 is adopted using modified retrospective approach, the opening balance of our retained earnings, contract assets and deferred income tax liabilities – net will increase by Php2,979 million, Php4,256 million and Php1,277 million, respectively, due to early recognition of revenue from non-service component as at January 1, 2018.

The opening balance of our retained earnings will decrease by Php125 million, and contract liabilities and deferred income tax assets – net will increase by Php179 million and Php54 million, respectively, due to contracts without subsidies as at January 1, 2018.

Currently, we do not account for the significant financing component since most of the handsets are subsidized and has insignificant allocated transaction price using residual method.  Under IFRS 15, we must determine whether there is a significant financing component in its contracts.  An entity shall adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer.  The opening balance of our retained earnings, contract assets and deferred income tax liabilities – net will decrease byPhp266 million, Php379 million and Php113 million, respectively, due to financing component of existing contracts as at January 1, 2018.

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS.  The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in our consolidated financial statements.  Many of the disclosure requirements in IFRS 15 are new and we have assessed that the impact of some of these disclosures requirements will be significant.  In particular, we expect that the notes to the consolidated financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation.  In addition, as required by IFRS 15, we will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

Deferred effectivity

•	Amendments to IFRS 10 and IAS 28, Long-term Interests in Associates and Joint Ventures

Effective beginning on or after January 1, 2019

•	Interpretation IFRIC 23, Uncertainty over Income Tax Treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
•	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments.  The approach that better predicts the resolution of the uncertainty should be followed.

We are currently assessing the impact of adopting this interpretation.

•	Amendments to IFRS 9, Prepayment Features with Negative Compensation

The amendments to IFRS 9 allow debt instruments with negative compensation prepayment features to be measured at amortized cost at fair value through other comprehensive income.  An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2019.  Earlier application is permitted.

We are currently assessing the impact of adopting this amendment.

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

•	Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures

The amendments to IAS 28 clarify that entities should account for long-term interests in an associate or joint venture to which the equity method is not applied using IFRS 9.  An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2019.  Earlier application is permitted.

•	IFRS 17, Insurance Contracts

IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issued them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.  The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements of IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of IFRS 17 is the general model, supplemented by: a specific adaptation for contracts with direct participation features (the variable fee approach) and a simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required.  Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17.

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

The presentation currency of the PLDT Group is the Philippine peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. dollar; (b) eInnovations, Takatack Holdings, VIS, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which uses the Singaporean dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; (e) AGS Indonesia, which uses the Indonesian rupiah; and (f) ePay Myanmar, which uses the Myanmar kyat.

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

See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17.  Total lease expense amounted to Php7,016 million, Php6,632 million and Php6,078 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total finance lease obligations amounted to Php679 thousand and Php994 thousand as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

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

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in IFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28, Measuring an Associate or Joint Venture.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

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

Based on our judgment, the continuing decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, is considered significant as the cumulative net losses from changes in fair value represents more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million and Php10,505 million as at December 31, 2017 and 2016, respectively.  Impairment losses charged in our consolidated income statements amounted to Php540 million, Php5,381 million and Php5,124 million for the years ended December 31, 2017, 2016 and 2015, respectively.  See related discussion on Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

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

Total asset impairment on noncurrent assets amounted to Php3,913 million, Php1,074 million and Php5,788 million for the years ended December 31, 2017, 2016 and 2015, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Investments in Associates and Joint Ventures, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each assets are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  Additional depreciation recognized in 2017 amounted to Php19,481 million.

The total depreciation and amortization of property and equipment amounted to Php51,915 million, Php34,455 million and Php31,519 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php186,907 million and Php203,188 million as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

The total amortization of intangible assets with finite lives amounted to Php835 million, Php929 million and Php1,076 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total carrying values of intangible assets with finite lives amounted to Php3,699 million and Php4,396 million as at

December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php5,495 million and Php5,829 million as at December 31, 2017 and 2016, respectively.  Total consolidated benefit from deferred income tax amounted to Php2,738 million, Php4,134 million and Php4,710 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php30,466 million and Php27,348 million as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php3,438 million, Php8,027 million and Php3,391 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php33,761 million and Php24,436 million as at December 31, 2017 and 2016, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 17 – Trade and Other Receivables.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,610 million, Php1,775 million and Php1,895 million for the years ended December 31, 2017, 2016 and 2015, respectively.  The prepaid benefit costs amounted to Php400 million and Php261 million as at December 31, 2017 and 2016, respectively.  The accrued benefit costs amounted to Php8,997 million and Php11,206 million as at December 31, 2017 and 2016, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits.

On September 26, 2017, the Board of Directors of PLDT approved the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP, of which approximately 211 thousand shares are allotted for the 2017 annual grant and will be released to selected participants subject to the achievement of the consolidated core net income target for the year 2017.  On March 7, 2018, the Executive Compensation Committee, or ECC, of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.  As at March 27, 2018, a total of 553 thousand PLDT common shares have been acquired by the Trustee.  The TIP will be administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php827 million as at December 31, 2017 and is presented as equity reserves in our consolidated statement of financial position..  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,630 million and Php1,582 million as at December 31, 2017 and 2016, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2017 amounted to Php13,846 million and Php157,711 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2016 amounted to Php8,120 million and Php160,990 million, respectively.  See Note 28 – Financial Assets and Liabilities.

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

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below.  We have three reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart and DMPI, our mobile service providers; Voyager and certain subsidiaries, our mobile applications and digital platforms developer and mobile financial services provider; SBI and PDSI, our wireless broadband service providers; ACeS Philippines, our satellite information and messaging services provider; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, BCC, PLDT Global and certain subsidiaries, and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation through Talas; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combination for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the year; earnings before interest, taxes, and depreciation and amortization, or Adjusted EBITDA; Adjusted EBITDA margin; and core income.  Net income for the year is measured consistent with net income in our consolidated financial statements.

Adjusted EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

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

The segment revenues, net income, and other segment information of our reportable operating segments as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2017
Revenues
External customers	92,534	67,389	3	—	159,926
Service revenues	87,351	63,811	3	—	151,165
Non-service revenues	5,183	3,578	—	—	8,761
Inter-segment transactions	1,301	10,952	13	(12,266)	—
Service revenues	1,301	10,946	13	(12,260)	—
Non-service revenues	—	6	—	(6)	—
Total revenues	93,835	78,341	16	(12,266)	159,926
Results
Depreciation and amortization	36,914	15,001	—	—	51,915
Asset impairment	6,155	2,098	5	—	8,258
Impairment of investments	439	1,583	540	—	2,562
Equity share in net earnings (losses) of associates and joint ventures	(129)	44	2,991	—	2,906
Interest income	307	695	653	(243)	1,412
Financing costs – net	2,260	5,106	201	(197)	7,370
Provision for (benefit from) income tax	(2,784)	3,680	207	—	1,103
Net income (loss) / Segment profit (loss)	(3,510)	7,474	10,120	(618)	13,466
Adjusted EBITDA	35,151	29,478	(63)	1,608	66,174
Adjusted EBITDA margin	40%	39%	—	—	44%
Core income	8,514	8,846	10,926	(618)	27,668
Assets and liabilities
Operating assets	211,983	174,217	34,504	(37,856)	382,848
Investments in associates and joint ventures	—	44,867	1,263	—	46,130
Deferred income tax assets – net	18,826	11,994	—	(354)	30,466
Total assets	230,809	231,078	35,767	(38,210)	459,444
Operating liabilities	153,622	196,451	13,624	(18,802)	344,895
Deferred income tax liabilities – net	2,656	286	424	—	3,366
Total liabilities	156,278	196,737	14,048	(18,802)	348,261
Other segment information
Capital expenditures, including capitalized interest	27,305	12,994	—	—	40,299
December 31, 2016
Revenues
External customers	103,447	61,806	9	—	165,262
Service revenues	99,115	58,086	9	—	157,210
Non-service revenues	4,332	3,720	—	—	8,052
Inter-segment transactions	1,467	10,922	11	(12,400)	—
Service revenues	1,467	10,920	11	(12,398)	—
Non-service revenues	—	2	—	(2)	—
Total revenues	104,914	72,728	20	(12,400)	165,262
Results
Depreciation and amortization	18,984	15,471	—	—	34,455
Asset impairment	9,284	1,758	—	—	11,042
Impairment of investments	134	—	5,381	—	5,515
Equity share in net earnings (losses) of associates and joint ventures	(237)	(40)	1,458	—	1,181
Interest income	270	707	306	(237)	1,046
Financing costs – net	2,487	4,917	187	(237)	7,354
Provision for income tax	(1,270)	3,018	161	—	1,909
Net income / Segment profit	9,463	8,134	2,565	—	20,162

Adjusted EBITDA	32,661	26,950	(22)	1,572	61,161
Adjusted EBITDA margin	32%	39%	—	—	39%
Core income	11,402	7,746	8,709	—	27,857
Assets and liabilities
Operating assets	217,964	183,533	22,804	(33,388)	390,913
Investments in associates and joint ventures	1,945	40,874	14,039	—	56,858
Deferred income tax assets – net	13,985	13,363	—	—	27,348
Total assets	233,894	237,770	36,843	(33,388)	475,119
Operating liabilities	161,480	203,777	12,637	(14,879)	363,015
Deferred income tax liabilities – net	2,923	384	260	—	3,567
Total liabilities	164,403	204,161	12,897	(14,879)	366,582
Other segment information
Capital expenditures, including capitalized interest	32,097	10,728	—	—	42,825
December 31, 2015
Revenues
External customers	113,985	57,118	—	—	171,103
Service revenues	109,188	53,742	—	—	162,930
Non-service revenues	4,797	3,376	—	—	8,173
Inter-segment transactions	1,528	11,747	—	(13,275)	—
Service revenues	1,528	11,733	—	(13,261)	—
Non-service revenues	—	14	—	(14)	—
Total revenues	115,513	68,865	—	(13,275)	171,103
Results
Depreciation and amortization	17,218	14,301	—	—	31,519
Asset impairment	8,446	1,244	—	—	9,690
Impairment of investments	—	42	5,124	—	5,166
Equity share in net earnings (losses) of associates and joint ventures	(81)	38	3,284	—	3,241
Interest income	308	620	99	(228)	799
Financing costs – net	1,799	4,509	179	(228)	6,259
Provision for income tax	2,763	1,656	144	—	4,563
Net income / Segment profit	15,434	6,193	448	—	22,075
Adjusted EBITDA	44,237	24,749	(59)	1,291	70,218
Adjusted EBITDA margin	40%	38%	—	—	43%
Core income	22,512	6,539	6,161	—	35,212
Assets and liabilities
Operating assets	217,317	190,856	18,504	(42,226)	384,451
Investments in associates and joint ventures	2,208	12,922	33,573	—	48,703
Deferred income tax assets – net	8,249	13,692	—	—	21,941
Total assets	227,774	217,470	52,077	(42,226)	455,095
Operating liabilities	171,131	182,085	12,149	(27,872)	337,493
Deferred income tax liabilities – net	3,146	412	146	—	3,704
Total liabilities	174,277	182,497	12,295	(27,872)	341,197
Other segment information
Capital expenditures, including capitalized interest	30,311	12,864	—	—	43,175

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(in million pesos)
Adjusted EBITDA	66,174	61,161	70,218
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	2,906	1,181	3,241
Interest income	1,412	1,046	799
Gains on derivative financial instruments – net	533	996	420
Foreign exchange losses – net	(411)	(2,785)	(3,036)
Amortization of intangible assets	(835)	(929)	(1,076)
Provision for income tax	(1,103)	(1,909)	(4,563)
Impairment of investments	(2,562)	(5,515)	(5,166)
Noncurrent asset impairment	(3,913)	(1,074)	(5,788)
Financing costs – net	(7,370)	(7,354)	(6,259)
Depreciation and amortization	(51,915)	(34,455)	(31,519)
Other income – net	10,550	9,799	4,804
Total adjustments	(52,708)	(40,999)	(48,143)
Consolidated net income	13,466	20,162	22,075

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(in million pesos)
Consolidated core income	27,668	27,857	35,212
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	724	1,539	762
Net income attributable to noncontrolling interests	95	156	10
Core income adjustment on equity share in net losses of associates and joint ventures	(60)	(95)	(179)
Foreign exchange losses – net	(411)	(2,785)	(3,036)
Impairment of investments	(2,562)	(5,515)	(5,166)
Noncurrent asset impairment	(3,913)	(1,074)	(5,788)
Depreciation due to shortened life of property and equipment	(12,816)	—	—
Net tax effect of aforementioned adjustments	4,741	79	260
Total adjustments	(14,202)	(7,695)	(13,137)
Consolidated net income	13,466	20,162	22,075

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2017, 2016 and 2015:

	2017		2016		2015
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	127.79	127.79	128.66	128.66	162.70	162.70
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	2.34	2.34	4.99	4.99	2.47	2.47
Core income adjustment on equity share in net losses of associates and joint ventures	(0.28)	(0.28)	(0.44)	(0.44)	(0.83)	(0.83)
Foreign exchange losses – net	(1.74)	(1.74)	(10.40)	(10.40)	(11.85)	(11.85)
Noncurrent asset impairment	(24.98)	(24.98)	(30.48)	(30.48)	(50.64)	(50.64)
Depreciation due to shortened life of property and equipment	(41.52)	(41.52)	—	—	—	—
Total adjustments	(66.18)	(66.18)	(36.33)	(36.33)	(60.85)	(60.85)
Consolidated EPS attributable to common equity holders of PLDT	61.61	61.61	92.33	92.33	101.85	101.85

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(in million pesos)
Wireless services
Service revenues:
Mobile	83,166	95,066	104,175
Home broadband	2,547	2,758	3,016
Digital platforms and mobile financial services	1,223	709	1,048
MVNO and others	415	582	949
	87,351	99,115	109,188
Non-service revenues:
Sale of cellular handsets, cellular SIM- packs and broadband data modems	5,183	4,332	4,797
Total wireless revenues	92,534	103,447	113,985
Fixed line services
Service revenues:
Voice	25,296	25,502	25,799
Data	37,445	31,727	27,170
Miscellaneous	1,070	857	773
	63,811	58,086	53,742
Non-service revenues:
Sale of computers, phone units and SIM cards	2,706	2,907	2,690
Point-product-sales	872	813	686
	3,578	3,720	3,376
Total fixed line revenues	67,389	61,806	57,118
Others	3	9	—
Total revenues	159,926	165,262	171,103

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2017, 2016 and 2015.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	7,889	7,239	7,487
Point-product-sales	872	813	686
Total non-service revenues	8,761	8,052	8,173

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Compensation and employee benefits	22,782	19,928	21,606
Repairs and maintenance (Notes 13, 18 and 25)	12,744	14,706	14,632
Professional and other contracted services (Note 25)	12,168	9,386	8,175
Rent (Note 25)	7,016	6,632	6,078
Selling and promotions (Note 25)	5,908	7,687	9,747
Taxes and licenses (Note 27)	3,970	3,782	4,592
Insurance and security services (Note 25)	1,519	1,736	1,794
Communication, training and travel (Note 25)	1,166	1,249	1,348
Amortization of intangible assets (Note 15)	835	929	1,076
Other expenses	882	1,161	1,241
Total selling, general and administrative expenses	68,990	67,196	70,289

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Salaries and other employee benefits	18,598	17,734	17,947
Manpower rightsizing program, or MRP	1,747	419	1,764
Pension benefit costs (Note 26)	1,610	1,775	1,895
Incentive plan (Note 26)	827	—	—
Total compensation and employee benefits	22,782	19,928	21,606

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

Asset Impairment

Asset impairment for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Property and equipment (Note 9)	3,913	—	5,788
Trade and other receivables (Notes 17 and 28)	3,438	8,027	3,391
Inventories and supplies (Note 18)	907	1,941	511
Goodwill and intangible assets (Note 15)	—	1,038	—
Others	—	36	—
Total asset impairment	8,258	11,042	9,690

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM -packs sold and broadband data modems (Note 18)	10,277	16,053	15,794
Cost of services (Note 18)	2,572	1,540	1,064
Cost of point-product-sales (Note 18)	784	700	579
Cost of satellite air time and terminal units (Note 25)	—	—	16
Total cost of sales and services	13,633	18,293	17,453

Other Income (Expenses)

Other income (expenses) for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Gains on sale of investment (Note 10)	6,512	7,365	2,838
Equity share in net earnings of associates and joint ventures (Note 10)	2,906	1,181	3,241
Interest income (Notes 12 and 16)	1,412	1,046	799
Gains on derivative financial instruments - net (Note 28)	533	996	420
Foreign exchange losses - net (Notes 9 and 28)	(411)	(2,785)	(3,036)
Financing costs - net	(7,370)	(7,354)	(6,259)
Other income (expenses) - net (Notes 11 and 13)	1,476	(3,081)	(3,200)
Total other income (expense)	5,058	(2,632)	(5,197)

Interest Income

Interest income for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Interest income on loans and receivables (Notes 12 and 16)	1,404	980	742
Interest income on HTM investments (Note 12)	8	36	43
Interest income on financial instruments at FVPL	—	30	14
Total interest income	1,412	1,046	799

Financing Costs – net

Financing costs – net for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	2017	2016	2015
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	7,830	7,522	6,289
Accretion on financial liabilities (Notes 21 and 28)	219	230	231
Financing charges	137	168	109
Capitalized interest (Note 9)	(816)	(566)	(370)
Total financing costs – net	7,370	7,354	6,259

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains on available- for-sale financial investments – net of tax	Net transactions on cash flow hedges –net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2017	608	936	7	619	(23,376)	312	(20,894)	7	(20,887)
Other comprehensive income (loss)	(25)	3,364	(376)	1	(1,091)	306	2,179	7	2,186
Recycled to retained earnings	—	—	—	—	—	(436)	(436)	—	(436)
Balances as at December 31, 2017	583	4,300	(369)	620	(24,467)	182	(19,151)	14	(19,137)
Balances as at January 1, 2016	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)
Other comprehensive income (loss)	84	860	10	17	(3,571)	151	(2,449)	(5)	(2,454)
Recycled to retained earnings	—	—	—	—	—	(243)	(243)	—	(243)
Balances as at December 31, 2016	608	936	7	619	(23,376)	312	(20,894)	7	(20,887)
Balances as at January 1, 2015	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)
Other comprehensive income (loss)	35	(8,135)	31	(1)	(1,598)	(249)	(9,917)	10	(9,907)
Balances as at December 31, 2015	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Net deferred income tax assets	30,466	27,348
Net deferred income tax liabilities	3,366	3,567

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Net deferred income tax assets:
Customer list and trademark	6,760	8,686
Fixed asset impairment/depreciation due to shortened life of property and equipment	5,597	82
Unamortized past service pension costs	5,098	4,795
Pension and other employee benefits	3,620	3,569
Accumulated provision for doubtful accounts	3,102	2,925
Provision for other assets	2,523	2,798
Unearned revenues	1,778	1,572
Unrealized foreign exchange losses	746	2,735
Accumulated write-down of inventories to net realizable values	669	624
MCIT	607	65
NOLCO	243	231
Derivative financial instruments	(30)	(72)
Others	(247)	(662)
Total deferred income tax assets – net	30,466	27,348
Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,387	2,597
Unamortized fair value adjustment on fixed assets from business combination	338	409
Unrealized foreign exchange gains	269	273
Investment property	207	279
Undepreciated capitalized interest charges	8	8
Others	157	1
Total deferred income tax liabilities – net	3,366	3,567

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year	27,348	21,941
Net deferred income tax liabilities – balance at beginning of the year	(3,567)	(3,704)
Net balance at beginning of the year	23,781	18,237
Provision for deferred income tax	2,738	4,134
Movement charged directly to other comprehensive income	507	1,467
Others	74	(57)
Net balance at end of the year	27,100	23,781
Net deferred income tax assets – balance at end of the year	30,466	27,348
Net deferred income tax liabilities – balance at end of the year	(3,366)	(3,567)

The analysis of our consolidated net deferred income tax assets as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	26,246	23,664
Deferred income tax assets to be recovered within 12 months	5,602	5,616
	31,848	29,280
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,206)	(1,308)
Deferred income tax liabilities to be settled within 12 months	(176)	(624)
	(1,382)	(1,932)
Net deferred income tax assets	30,466	27,348

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	—	—
Deferred income tax assets to be recovered within 12 months	—	—
	—	—
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,026)	(3,222)
Deferred income tax liabilities to be settled within 12 months	(340)	(345)
Net deferred income tax liabilities	(3,366)	(3,567)

Provision for (benefit from) income tax for the years ended December 31, 2017, 2016 and 2015 consist of:

	2017	2016	2015
	(in million pesos)
Current	3,841	6,043	9,273
Deferred	(2,738)	(4,134)	(4,710)
	1,103	1,909	4,563

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	4,371	6,621	9,529
Tax effects of:
Nondeductible expenses	784	3,239	1,171
Difference between Optional Standard Deduction, or OSD, and itemized deductions	(22)	(20)	(33)
Income not subject to income tax	(301)	(35)	(168)
Income subject to lower tax rate	(520)	(168)	(104)
Equity share in net earnings of associates and joint ventures	(872)	(354)	(972)
Income subject to final tax	(2,545)	(2,879)	(680)
Net movement in unrecognized deferred income tax assets and other adjustments	208	(4,495)	(4,180)
Actual provision for income tax	1,103	1,909	4,563

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
NOLCO	7,151	7,844
Provisions for other assets	3,801	4,926
Accumulated provision for doubtful accounts	3,122	3,836
Pension and other employee benefits	1,758	93
Unearned revenues	1,320	65
Asset retirement obligation	621	656
Accumulated write-down of inventories to net realizable values	304	234
Derivative financial instruments and others	149	4
MCIT	111	260
Unrealized foreign exchange losses	105	87
Fixed asset impairment	74	818
Investment properties	(460)	—
	18,056	18,823
Unrecognized deferred income tax assets	5,495	5,829

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php2,798 million and Php3,573 million as at December 31, 2017 and 2016, respectively.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2017 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2015	December 31, 2018	88	2,436
December 31, 2016	December 31, 2019	150	1,584
December 31, 2017	December 31, 2020	480	3,941
		718	7,961
Consolidated tax benefits		718	2,388
Consolidated unrecognized deferred income tax assets		(111)	(2,145)
Consolidated recognized deferred income tax assets		607	243

The excess MCIT totaling Php718 million as at December 31, 2017 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php15 million for the year ended December 31, 2017 and nil for the years ended December 31, 2016 and 2015.  The amount of expired portion of excess MCIT amounted to Php72 million, Php232 million and Php91 million for the years ended December 31, 2017, 2016 and 2015, respectively.

NOLCO totaling Php7,961 million as at December 31, 2017 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php4,241 million, Php8,531 million and Php14 million for the years ended December 31, 2017, 2016 and 2015, respectively.  The amount of expired NOLCO amounted to Php354 million, Php571 million and nil for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Our consolidated income derived from non-registered activities with Economic Zone is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2017, 2016 and 2015:

	2017		2016		2015
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	13,371	13,371	20,006	20,006	22,065	22,065
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	13,312	13,312	19,947	19,947	22,006	22,006
	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT	61.61	61.61	92.33	92.33	101.85	101.85

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

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

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2017 and 2016 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Communi cations satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2015
Cost	187,195	112,867	177,118	27,162	53,797	966	12,962	3,441	57,410	632,918
Accumulated depreciation, impairment and amortization	(138,958)	(93,336)	(129,040)	(17,667)	(45,628)	(966)	(11,278)	(263)	—	(437,136)
Net book value	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782
Year Ended December 31, 2016
Net book value at beginning of the year	48,237	19,531	48,078	9,495	8,169	—	1,684	3,178	57,410	195,782
Additions	3,419	357	19,225	374	3,358	—	674	7	15,668	43,082
Disposals/Retirements	(11)	(8)	(97)	(85)	(251)	—	—	(15)	(69)	(536)
Reclassifications (Note 13)	(2)	285	(196)	33	(594)	—	—	4	(219)	(689)
Transfers and others	6,315	3,189	10,660	332	1,258	—	963	3	(22,720)	—
Translation differences charged directly to cumulative translation adjustments	4	1	—	—	1	—	—	—	—	6
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(9,932)	(4,687)	(13,278)	(1,225)	(4,268)	—	(1,063)	(2)	—	(34,455)
Net book value at end of the year	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188

As at December 31, 2016
Cost	196,652	115,461	202,581	25,914	55,973	966	14,596	3,440	50,070	665,653
Accumulated depreciation, impairment and amortization	(148,622)	(96,793)	(138,189)	(16,992)	(48,300)	(966)	(12,338)	(265)	—	(462,465)
Net book value	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188
Year Ended December 31, 2017
Net book value at beginning of the year	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188
Additions (Note 4)	3,410	687	6,512	159	2,682	—	1,878	1	24,970	40,299
Disposals/Retirements	(8)	—	(123)	(38)	(316)	—	—	—	(134)	(619)
Reclassifications (Note 13)	5	3	—	3	(7)	—	—	14	(143)	(125)
Impairment losses recognized during the year (Note 5)	—	—	(389)	—	—	—	—	—	(3,524)	(3,913)
Transfers and others	7,612	3,945	8,031	1,285	1,959	—	1,343	3	(24,178)	—
Translation differences charged directly to cumulative translation adjustments	—	(1)	—	(1)	(4)	—	—	—	—	(6)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(11,594)	(5,340)	(28,242)	(1,274)	(4,106)	—	(1,357)	(2)		(51,915)
Net book value at end of the year	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
As at December 31, 2017
Cost	207,220	119,642	209,504	27,076	58,964	—	17,595	3,458	47,061	690,520
Accumulated depreciation, impairment and amortization	(159,765)	(101,680)	(159,323)	(18,022)	(51,083)	—	(13,473)	(267)	—	(503,613)
Net book value	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php816 million, Php566 million and Php370 million for the years ended December 31, 2017, 2016 and 2015, respectively.  See Note 5 – Income and Expenses – Financing Costs – net.  Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,389 million and Php5,289 million as at December 31, 2017 and 2016, respectively.  The average interest capitalization rate used was approximately 5% for the year ended December 31, 2017 and 4% for each of the years ended December 31, 2016 and 2015.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php106 million, Php111 million and Php144 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Our undepreciated capitalized net foreign exchange losses amounted to Php424 million and Php356 million as at December 31, 2017 and 2016, respectively.

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

Property and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to nil and Php71 thousand as at December 31, 2017 and 2016, respectively.  See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Wireless Network Equipment and Facilities

In December 2015, DMPI recognized an impairment loss of Php5,788 million pertaining to network assets affected by the convergence program of Smart and DMPI.  Network assets impaired in 2015 consist mainly of core and transport equipment in Metro Manila and Cebu, which were not included in the initial program as management’s original strategy was to minimize the risk of service disruption for Sun subscribers in critical and high traffic areas.  We decided to change the strategy for network convergence, that is, to fully integrate the networks of Smart and DMPI, as management believes that the converged network will be resilient enough to address any risk of service disruption in the critical and high traffic areas.  Moreover, the converged network will allow optimization of network resources that will result in improved customer experience for both Sun and Smart subscribers.

In December 2017, Smart and DMPI recognized an impairment loss of Php3,913 million pertaining to network improvement project involving spectrum refarm and long-term evolution rollout.  These assets include Radio Access Network, or RAN, equipment such as base transceiver sets, base station controllers, access radios, antennas, radio network controllers, power and related support facilities, among others, including software licenses and implementation services affecting the Quezon City and Marikina areas.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10.	Investments in Associates and Joint Ventures

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	10,835	12,647
Digitel Crossing, Inc., or DCI	510	238
Phunware	384	384
Appcard	234	234
Asia Outsourcing Beta Limited, or Beta	78	855
AF Payments, Inc., or AFPI	—	407
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	12,041	14,765
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,550	26,962
Philippines Internet Holding S.à.r.l., or PHIH	1,539	1,538
Beacon Electric Asset Holdings, Inc., or Beacon	—	13,593
ECommerce Pay Holding S.à.r.l., or Ecommerce Pay	—	—
	34,089	42,093
Total carrying value of investments in associates and joint ventures	46,130	56,858

Changes in the cost of investments for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Balance at beginning of the year	57,465	41,150
Additions during the year	5,633	27,993
Disposals	(11,612)	(11,692)
Translation and other adjustments	1	14
Balance at end of the year	51,487	57,465

Changes in the accumulated impairment losses for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Balance at beginning of the year	1,892	1,888
Additional impairment	2,225	—
Translation and other adjustments	1	4
Balance at end of the year	4,118	1,892

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Balance at beginning of the year	1,285	9,441
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	4,962	4,962
Equity share in net earnings (losses) of associates and joint ventures:	2,906	1,181
Beta	2,050	396
Beacon	886	2,089
DCI	71	62
VTI, Bow Arken and Brightshare	55	(1,027)
PHIH	1	(58)
MediaQuest PDRs	(27)	(102)
AFPI	(130)	(127)
ECommerce Pay	—	(52)
Reversal of impairment	201	—
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(312)	(91)
Dividends	(791)	(4,389)
Disposals	(9,610)	(9,617)
Translation and other adjustments	120	(202)
Balance at end of the year	(1,239)	1,285

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV.  Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.  Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

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

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 26 – Employee Benefits – Investment in MediaQuest.

In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on value-in-use, or VIU, calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

Using the detailed projections of Print business for five years and applying a terminal value thereafter, ePLDT calculated a recoverable amount of Php1,664 million.  Consequently, ePLDT recognized a provision for impairment of its investment in MediaQuest PDRs in relation to its Print business amounting to Php1,784 million for the year ended December 31, 2017, representing the difference between the recoverable amount and the carrying value of the Print business as at December 31, 2017.  No impairment provision was recognized for the Pay TV business.

ePLDT’s aggregate carrying value of investment in MediaQuest PDRs amounted to Php10,835 million, net of allowance for impairment of Php1,784 million as at December 31, 2017 and Php12,647 million as at December 31, 2016.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in MediaQuest through PDRs.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ceased to have any economic interest in Hastings.  See Note 26 – Employee Benefits – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multi-media content to its customers across the PLDT Group’s broadband and mobile networks.

The table below presents the summarized financial information of Satventures as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015:

	2017	2016
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	20,055	21,295
Current assets	2,820	2,296
Noncurrent liabilities	3,292	4,645
Current liabilities	5,253	4,620
Equity	14,330	14,326
Carrying amount of interest in Satventures	9,171	9,169
Additional Information:
Cash and cash equivalents	1,211	374
Current financial liabilities*	397	393
Noncurrent financial liabilities*	2,097	2,357
*	Excluding trade, other payables and provisions.

	2017	2016	2015
	(in million pesos)
Income Statements:
Revenues	6,650	5,925	5,211
Depreciation and amortization	772	1,217	1,332
Interest income	3	2	2
Interest expense	249	259	207
Provision for (benefit from) income tax	71	(46)	(534)
Net income (loss)	4	(344)	(290)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	4	(344)	(290)
Equity share in net income (loss) of Satventures	3	(220)	(186)

The table below presents the summarized financial information of Hastings as at December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016 and for the seven months ended December 31, 2015:

	2017	2016
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,803	6,891
Current assets	2,360	2,251
Noncurrent liabilities	151	506
Current liabilities	336	1,748
Equity	2,377	4,969
Carrying amount of interest in Hastings	1,664	3,478
Additional Information:
Cash and cash equivalents	1,304	1,128
Current financial liabilities*	—	500
Noncurrent financial liabilities*	—	—
*	Excluding trade, other payables and provisions.

	2017	2016	2015
	(in million pesos)
Income Statements:
Revenues	2,129	2,394	1,580
Depreciation and amortization	153	153	89
Interest income	12	18	10
Interest expense	19	19	11
Provision for income tax	22	70	69
Net income (loss)	(43)	169	157
Other comprehensive income	—	—	—
Total comprehensive income (loss)	(43)	169	157
Equity share in net income (loss) of Hastings	(30)	118	110

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia.  ANPC is an investment holding company owning 20% of DCI.

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

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past.  In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Though Digitel owns more than half of the voting interest in ANPC, management has assessed that Digitel only has significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at March 27, 2018, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale as the transfer is assessed as not highly probable because certain aspects of the sale such as pricing are still subject for approval by both DTPI and PNPI management.

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

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for an enterprise value of US$181 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, on various dates in 2017 and 2018, PGIC received a total cash distribution of US$57 million from Beta through redemption of a portion of its ordinary shares.

The carrying value of investment in common shares in Beta amounted to Php78 million and Php855 million as at December 31, 2017 and 2016, respectively.  The economic interest of PGIC in Beta remained at 18.32% as at December 31, 2017.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart subscribed Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

In January 2015, the Board of Directors of AFPI approved an additional cash call on unpaid subscription of Php800 million to fund its expenditures, which was paid on March 30, 2015 where Smart contributed Php160 million representing its 20% share.

On November 17, 2015, the Board of Directors of AFPI approved the increase in authorized capital stock from Php2,550 million shares to Php5,000 million shares with par value of Php1.00 per share.  AFPI subsequently issued a total of 612.5 million shares with par value of Php1.00 per share to all of its existing shareholders in proportion to their current shareholdings.  Smart subscribed to an additional capital of Php122.5 million representing its proportionate share in the capital increase.  The Board of Directors likewise approved an additional cash call on unpaid subscription of Php650 million for AFPI’s planned expenditure.  Smart contributed an additional Php130 million representing its 20% share in connection with the cash call.

As at December 31, 2016, the carrying value of Smart’s investment in AFPI amounted to Php407 million, including subscription payable of Php36 million.

On April 27, 2017, the shareholders of AFPI approved the reclassification of unsubscribed common stock to preferred stock with par value of Php1.00 per share. The preferred stock is redeemable at par at the option of AFPI, has no voting rights and non-participating, with no conversion feature, and non-cumulative dividends.  The Php500 million additional funding shall be in the form of subscription to the newly created preferred stock of AFPI as approved by the Board of Directors.  Smart remitted its share of Php100 million in the additional funding.

AFPI has incurred operating losses since the launch of its contactless smartcard for the stored value ridership and contactless medium technology as replacement of the old-magnetic-based ticketing system.  Over the years, AFPI’s expected growth is significantly lower than actual and so is the expectation in the foreseeable years, as supported by the external study on AFPI’s revenue generation performed this year.  On this basis, management provided for full impairment on the Php439 million carrying value of investment in AFPI as at June 30, 2017.  Smart recognized additional Php61 million in equity share in net losses of AFPI from July to December 2017.

Investment of ACeS Philippines in AIL

As at December 31, 2017, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

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

Unrecognized share in net losses and translation adjustment of AIL amounted to Php29 million and Php173 million for the years ended December 31, 2017 and 2016, respectively, while unrecognized share in net income amounted to Php70 million for the year ended December 31, 2015.  Share in net cumulative losses amounted to Php2,257 million and Php2,228 million as at December 31, 2017 and 2016, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015:

	2017	2016
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	349	1,905
Current assets	595	584
Equity	799	2,063
Noncurrent liabilities	66	278
Current liabilities	79	148

	2017	2016	2015
	(in million pesos)
Income Statements:
Revenues	107	1,960	2,059
Net income	59	526	81
Other comprehensive loss	(1)	—	—
Total comprehensive income	58	526	81

We did not receive any dividends from our associates for the years ended December 31, 2017, 2016 and 2015.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2017 and 2016.

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

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement.  The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

As at December 31, 2017 and 2016, the amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to nil and Php1,306 million, respectively.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the final results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI as at December 31, 2017 and 2016,  for the year ended December 31, 2017 and for the seven months ended December 31, 2016:

	2017	2016
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,694	76,127
Current assets	2,807	3,126
Noncurrent liabilities	11,373	13,003
Current liabilities	1,936	12,327
Equity	67,192	53,923
Carrying amount of interest in VTI	32,550	26,962
Additional Information:
Cash and cash equivalents	1,961	2,182
Current financial liabilities*	—	—
Noncurrent financial liabilities*	—	—
*	Excluding trade, other payables and provisions.

	2017	2016
	(in million pesos)
Income Statements:
Revenues	2,352	1,189
Depreciation and amortization	1,168	842
Interest income	28	18
Interest expense	—	2
Provision for (benefit from) income tax	(42)	158
Net income (loss)	110	(2,055)
Other comprehensive income	—	—
Total comprehensive income (loss)	110	(2,055)
Equity share in net income (loss) of VTI	55	(1,027)

Notice of Transaction filed with the Philippine Competition Commission, or PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars.  As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

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

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

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

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).  On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice.  On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidation Reply to the: (1) Comment filed by PLDT; and (2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by the Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision in October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions; (iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and (v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website.  The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC timely filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transaction was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT, through counsel, on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT, through counsel, received Globe’s Motion for Leave to File and Admit the Attached Rejoinder before the Supreme Court.  The Rejoinder attached to Globe’s Motion addressed the arguments raised by PCC in its Consolidated Reply dated November 7, 2017.

The consolidated petitions remain pending as at the date of this report.

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

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE.  The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a JVA designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of Voyager, replaced the latter as shareholder of PHIH on October 14, 2015 and now holds a 33.33% equity interest in PHIH.

The objective of PHIH is the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce has so far paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million plus interest was requested in 2016 and remains outstanding.  The shareholders are currently resolving this matter with the help of independent arbiters.

On December 14, 2017, the management and operations of iCommerce was transferred from VIH to PLDT Online.  As a result, VIH ceased to have any direct interest in iCommerce and any indirect interest in PHIH.  See Note 2 – Summary of Significant Accounting Policies – Transfer of iCommerce to PLDT Online.

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA, where PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.  Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC.  PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco.

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

PCEV accounted for its investment in Beacon as investment in joint venture since the OA established joint control over Beacon until its full divestment on June 27, 2017.

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

PCEV’s Investment in Beacon Shares

Since 2010, PCEV made the following investments in Beacon:

Date	Transaction	Number of Shares	Total Consideration
		(in millions)	(in millions)
March 30, 2010	PCEV subscription to Beacon Common Shares	1,157 Beacon Common Shares	Php23,130(1)
October 25, 2011	PCEV transfer of remaining Meralco Common Shares to Beacon(2)	69 Meralco Common Shares	15,136
	PCEV subscription to Beacon Preferred Shares	1,199 Beacon Class “A” Preferred Shares	15,136
January 20, 2012	PCEV subscription to Beacon Common Shares	135 Beacon Common Shares	2,700
May 30, 2016	PCEV subscription to Beacon Class “B” Preferred Shares	277 Beacon Class “B” Preferred Shares	3,500
September 9, 2016	Beacon redemption of Class “B” Preferred Shares held by PCEV	198 Beacon Class “B” Preferred Shares	2,500
April 20, 2017	Beacon redemption of Class “B” Preferred Shares held by PCEV	79 Beacon Class “B” Preferred Shares	1,000

(1)	PCEV transferred 154 million Meralco shares at a price of Php150.00 per share or an aggregate amount of Php23,130 million on May 12, 2010.
(2)	The transfer of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

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

The amount raised by Beacon from the subscription of PCEV and MPIC to Class “B” Preferred Shares was used to fund the subscription to an aggregate 56% of the issued share capital of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen.  Global Power is the leading power supplier in Visayas region and Mindoro Island.

On September 9, 2016 and April 20, 2017, the Board of Directors of Beacon approved the redemption of 198 million and 79 million Class “B” preferred shares held by PCEV, respectively.  Beacon paid the redemption price equal to the aggregate issue price as well as cash dividends on the said preferred shares amounting to Php21 million and Php43 million, on September 30, 2016 and April 25, 2017, respectively.

Beacon’s Dividend Declaration

A summary of Beacon’s dividend declarations are shown below:

Date of Declaration	Date of Payment	Holders	Amount	Share of PCEV
			(in millions)
March 6, 2017	March 10, 2017	Class “A” Preferred	Php945	Php236
April 20, 2017	April 25, 2017	Class “A” Preferred	945	236
April 20, 2017	April 25, 2017	Class “B” Preferred	192	43
June 13, 2017	July 31, 2017	Class “A” Preferred	1,273	318
Total dividends declared as at December 31, 2017			Php3,355	Php833

March 31, 2016	July 29, 2016	Class “A” Preferred	Php945	Php473
June 30, 2016	July 29, 2016	Class “A” Preferred	1,485	743
July 14, 2016	July 29, 2016	Common	6,056	3,028
August 12, 2016	August 30, 2016	Common	289	144
September 9, 2016	September 30, 2016	Class “B” Preferred	21	21
Total dividends declared as at December 31, 2016			Php8,796	Php4,409

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

On June 24, 2014, MPIC settled a portion of the consideration amounting to Php3,000 million and the balance amounting to Php10,243 million was paid on February 27, 2015.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans.  MPIC paid Beacon the balance of Php8,487 million on July 29, 2016.

Sale of PCEV’s Beacon Common and Preferred Shares to MPIC

PCEV has entered to the following Share Purchase Agreement with MPIC:

Date	Number of Shares Sold	Selling Price	Deferred Gain Realized
	(in millions)
June 6, 2012	282 Preferred Shares	Php3,563	Php2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26,200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the agreement and the balance of Php9,200 million will be paid in annual installments until June 2020.  The unpaid balance from MPIC is measured at fair value using a discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

PCEV’s equity ownership in Beacon after the sale was reduced from 50% to 25%, while MPIC’s interest increased to 75%.  PCEV’s effective interest in Meralco, through Beacon, was then reduced to 8.74% from 17.48%.

On June 13, 2017, PCEV entered into another Share Purchase Agreement with MPIC to sell its remaining 25% equity interest in Beacon for a total consideration of Php21,800 million.  MPIC settled a portion of the consideration amounting to Php12,000 million upon closing and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.  The unpaid balance from MPIC is measured at fair value using a discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After the sale of PCEV’s remaining 25% interest in Beacon, PCEV continues to hold its representation in the Board and participate in decision making.  As set forth in the SPA: (i) the Seller shall be entitled to nominate one director to the Board of Directors of PCEV (“Seller’s Director”) and MPIC agrees to vote its shares in PCEV in favor of such Seller’s Director; and (ii) the Buyer shall cede to the Seller the right to vote all of the Shares (“Proxy Shares”).  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by the Company, the Seller’s Director shall exercise its voting rights, and shall vote, in accordance with the recommendation of the Buyer on such matter. As a result, PCEV’s previously joint control over Beacon has become significant influence.

PCEV’s remaining assets after the full divestment is comprised mainly of receivables from MPIC amounting to Php15,552 million as at December 31, 2017.  See Note 11 – Available-for-Sale Financial Investments and Note 25 – Related Party Transactions.

Sale of PCEV’s Receivables from MPIC

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million.  The receivables consist of the partial proceeds from the sale of PCEV’s shares in Beacon to MPIC done in 2016 and 2017.

Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

eInnovations’ Investment in ECommerce Pay

On January 6, 2015, PLDT, through eInnovations, entered into a JVA with Rocket Internet, pursuant to which the two parties agreed to form ECommerce Pay Holding S.à.r.l., or ECommerce Pay, of which each partner holds a 50% equity interest.  ECommerce Pay is a global joint venture company for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of ECommerce Pay and invested €1.2 million in ECommerce Pay on August 11, 2015.

On February 3, 2016, eInnovations further contributed its subsidiary ePay, including the platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the JVA.  Rocket Internet contributed, among other things, its equity in Paymill Holding GmbH and Payleven Holding GmbH, which operated via its subsidiaries, payment platforms for high growth, small-and-medium sized e-commerce businesses.

Consequently, in February 2016, the ownership of ePay and its subsidiaries, or the ePay Group, was transferred from eInnovations to ECommerce Pay and hence eInnovation’s effective interest in ePay went down to 50%.  Pending completion of the other expected contributions from Rock et Internet, ePay Group continue to be a subsidiary of PLDT.

Rocket Internet and PLDT via eInnovations agreed to end the joint venture with control and all rights in ePay to be returned to eInnovations via a retransfer of the shares in ePay.  In return, eInnovations gave up its 50% ownership and all claims in connection with ECommerce Pay.  On July 29, 2016, eInnovations exited ECommerce Pay and the whole ownership of ePay, including the platforms and business operations of its mobile-first platform, PayMaya, was returned to eInnovations.

PLDT and Rocket Internet have decided to unwind the joint venture to better focus on their respective areas of operation and current priorities.  Both continue to explore areas of possible future collaboration.

Summarized financial information of individually immaterial joint ventures

The table below presents the summarized financial information of our individually immaterial investments in joint ventures as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015:

	2017	2016
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1	—
Current assets	145	378
Equity	146	377
Noncurrent liabilities	—	—
Current liabilities	—	1

	2017	2016	2015
	(in million pesos)
Income Statements:
Revenues	—	—	—
Net income (loss)	—	(164)	9
Other comprehensive income	—	—	—
Total comprehensive income (loss)	—	(164)	9

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2017 and 2016.

11.	Available-for-Sale Financial Investments

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Rocket Internet	12,848	10,058
iflix Limited, or iflix	1,841	686
Club shares	239	208
Matrixx	237	237
Beacon (Note 10)	—	1,000
	15,165	12,189

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

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company, and the Indonesian company, Emtek Group.  The conversion resulted on a valuation gain amounting to U$19 million, or Php898 million, increasing the fair value of PLDT Online’s investment amounting to US$34 million, or Php1,584 million.

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75 million, in a new funding round led by Hearst Entertainment.  The convertible note was paid on August 8, 2017.  The note is zero coupon, senior and unsubordinated, non-redeemable, transferable and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

PLDT Online’s shares account for approximately 7.3% of the total equity stock of iflix.

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

Investment of PLDT Online in Rocket Internet

On August 7, 2014, PLDT and Rocket Internet entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.  Rocket Internet provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.  Rocket Internet’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe.  Financial technology and payments comprise Rocket Internet’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket Internet as at August 2014.  These new shares are of the same class and bear the same rights as the Rocket Internet shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH).  PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket Internet, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.”  Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1%, and remained as such as at December 31, 2017 and 2016.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange.  RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

Further details on investment in Rocket Internet for the years ended December 31, 2017, 2016 and 2015 and as at December 31, 2017 and 2016 are as follows:

	2017	2016	2015
Total market value as at beginning of the year (in million pesos)	10,058	14,587	27,855
Closing price per share at end of the year (in Euros)	21.13	19.13	28.24
Total market value as at end of the year (in million Euros)	213	193	285
Total market value as at end of the year (in million pesos)	12,848	10,058	14,587
Net gains (losses) from changes in fair value recognized during the year (in million pesos)	2,790	(4,529)	(13,268)
Recognized in profit or loss (in million pesos)	(540)	(5,381)	(5,124)
Recognized in other comprehensive income (in million pesos)	3,330	852	(8,144)

	2017	2016
	(in million pesos)
Acquisition cost including capitalized cost	19,711	19,711
Fair value adjustment in other comprehensive income	4,182	852
Cumulative impairment charges	(11,045)	(10,505)
Balance at end of the year	12,848	10,058

Based on our judgment, the continuing decline in fair value of our investment in Rocket Internet is considered significant as the cumulative net losses from changes in fair value represents more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million and Php10,505 million as at December 31, 2017 and 2016, respectively.  Impairment losses charged in our consolidated income statements amounted to Php540 million, Php5,381 million and Php5,124 million for the years ended December 31, 2017, 2016 and 2015, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

As at March 26, 2018, closing price of Rocket Internet is €24.52 per share resulting to total market value of PLDT’s stake in Rocket Internet of €247 million, or Php16,100 million.

12.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
GT Capital Bond	150	150
Security Bank Corporation, or Security Bank, Time Deposits	100	348
PSALM Bonds	—	202
	250	700
Less current portion (Note 28)	100	326
Noncurrent portion (Note 28)	150	374

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020.  The bond had a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment.  Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million each for the years ended December 31, 2017, 2016 and 2015.  The carrying value of this investment amounted to Php150 million each as at December 31, 2017 and 2016.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank at a gross coupon rate of 4.00%, which matured on October 11, 2017.  These long-term fixed rate time deposits paid interest on a monthly basis or an estimate of 30 days.  Interest income, net of withholding tax, recognized on this investment amounted to US$146 thousand, or Php7 million, US$188 thousand, or Php8.9 million, and US$187 thousand, or Php8.6 million, for the years ended December 31, 2017, 2016 and 2015, respectively.  The carrying value of this investment amounted to nil and Php248 million as at December 31, 2017 and 2016, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%.  These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.  Interest income, net of withholding tax, recognized on this investment amounted to US$66 thousand, or Php3.3 million, US$66 thousand, or Php3.1 million, and US$66 thousand, or Php3 million, for the years ended December 31, 2017, 2016 and 2015, respectively.  The carrying value of this investment amounted to Php100 million each as at December 31, 2017 and 2016.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million with yield-to-maturity at 4.25% gross, which matured on April 22, 2017.  The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment.  Premium was amortized using the EIR method.  Interest income, net of withholding tax, recognized on this investment amounted to Php2.3 million, Php7.3 million and Php7.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.  The carrying value of this investment amounted to nil and Php202 million as at December 31, 2017 and 2016, respectively.

National Power Corporation, or NAPOCOR, Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million with yield-to-maturity at 4.22% gross, which matured on December 19, 2016.  The bond had a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment.  This investment was a tax-exempt bond.  Premium was amortized using the EIR method.  Interest income recognized on this investment amounted to nil for the year ended December 31, 2017 and Php1.8 million for each of the years ended December 31, 2016 and 2015.

13.	Investment Properties

Changes in investment properties account for the years ended December 31, 2017 and 2016 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2017
Balance at beginning of the year	1,567	8	315	1,890
Net gains (losses) from fair value adjustments charged to profit or loss	4	—	(7)	(3)
Transfers to property and equipment	(10)	—	(3)	(13)
Disposals	(239)	—	—	(239)
Balance at end of the year	1,322	8	305	1,635
December 31, 2016
Balance at beginning of the year	1,496	9	320	1,825
Transfers from property and equipment	65	—	1	66
Additions	6	—	—	6
Net losses from fair value adjustments charged to profit or loss	—	(1)	(6)	(7)
Balance at end of the year	1,567	8	315	1,890

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.  None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php23 to Php475 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php27 million, Php23 million and Php29 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.	Business Combination

2015 Acquisition

Takatack Holdings’ Acquisition of VIS

On August 6, 2015, Voyager, through Takatack Holdings acquired a 100% equity interest in VIS for a total cash consideration of US$5 million, or Php228 million, of which US$3 million, or Php137 million, was paid in August 2015 and US$2 million, or Php91 million, is payable in 12 quarterly installments, subject to satisfaction of certain conditions.  Total payments made to the founders for the remaining balance amounted to US$0.7 million, or Php31 million, and US$0.2 million, or Php8 million, for the years ended December 31, 2016 and 2015, respectively.  The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms-enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets.  VIS is a Singapore-based company behind the online store, TackThis!, a cloud-based e-commerce platform operating on software as a service model that enables companies to easily set-up and showcase their businesses on various online platforms.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition.  The corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Values		Fair Values Recognized on Acquisition
	In S.G. Dollar	In Php(1)	In S.G. Dollar	In Php(1)
	(in millions)
Assets:
Property and equipment (Note 9)	—	0.3	—	0.3
Intangibles	—	—	0.8	25.9
Cash and cash equivalents	0.1	2.7	0.1	2.7
Trade receivables	0.1	5.1	0.1	5.1
Prepayments and other current assets	—	0.1	—	0.1
	0.2	8.2	1.0	34.1
Liabilities:
Accounts payable and other liabilities	0.1	4.6	0.1	4.6
Deferred income tax liability	—	—	0.1	4.4
	0.1	4.6	0.2	9.0
Total identifiable net assets acquired	0.1	3.6	0.8	25.1
Goodwill from the acquisition (Note 15)			5.9	195.5
Purchase consideration transferred			6.7	220.6
Cash paid			4.1	137.3
Accounts payable – others			2.5	83.3
Cash flow from investing activity:			6.6	220.6
Cash paid			4.1	137.3
Cash acquired			(0.1)	(2.7)
			4.0	134.6

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php33.08 to SGD1.00.

The transactions resulted in a Php196 million goodwill pertaining to the projected global rollout of the e-commerce business.

Our consolidated revenues would have increased by Php2 million and net income would have decreased by Php5 million for the year ended December 31, 2015 had the acquisition of VIS actually taken place on January 1, 2015.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2017 and 2016 are as follows:

		Intangible Assets with Finite Life
	Intangible Asset with Indefinite Life Trademark	Franchise	Customer List	Spectrum	Licenses	Others	Total Intangible Assets with Finite Life	Total Intangible Assets	Goodwill	Total Goodwill and Intangible Assets
	(in million pesos)
December 31, 2017
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,379	11,405	15,910	63,058	78,968
Additions	—	—	—	—	—	138	138	138	—	138
Translation and other adjustments	—	—	—	—	—	45	45	45	—	45
Balance at end of the year	4,505	3,016	4,726	1,205	1,079	1,562	11,588	16,093	63,058	79,151
Accumulated amortization and impairment:
Balance at beginning of the year	—	961	2,769	991	1,037	1,251	7,009	7,009	1,679	8,688
Amortization during the year (Notes 4 and 5)	—	186	511	80	7	51	835	835	—	835
Translation and other adjustments	—	—	—	—	—	45	45	45	—	45
Balance at end of the year	—	1,147	3,280	1,071	1,044	1,347	7,889	7,889	1,679	9,568
Net balance at end of the year	4,505	1,869	1,446	134	35	215	3,699	8,204	61,379	69,583
Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	10	1 – 3	2	5	5 – 9	—	—	—	—
December 31, 2016
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,189	11,215	15,720	63,092	78,812
Additions	—	—	—	—	—	175	175	175	—	175
Business combination	—	—	—	—	—	—	—	—	(34)	(34)
Translation and other adjustments	—	—	—	—	—	15	15	15	—	15
Balance at end of the year	4,505	3,016	4,726	1,205	1,079	1,379	11,405	15,910	63,058	78,968
Accumulated amortization and impairment:
Balance at beginning of the year	—	775	2,258	911	924	1,128	5,996	5,996	699	6,695
Impairment during the year (Note 5)	—	—	—	—	—	58	58	58	980	1,038
Amortization during the year (Notes 4 and 5)	—	186	511	80	113	39	929	929	—	929
Translation and other adjustments	—	—	—	—	—	26	26	26	—	26
Balance at end of the year	—	961	2,769	991	1,037	1,251	7,009	7,009	1,679	8,688
Net balance at end of the year	4,505	2,055	1,957	214	42	128	4,396	8,901	61,379	70,280
Esimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	11	2 – 4	3	6	5 – 10	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2017 and 2016 are as follows:

	2017			2016
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505	4,505	—	4,505
Franchise	1,869	—	1,869	2,055	—	2,055
Customer list	1,446	—	1,446	1,957	—	1,957
Spectrum	134	—	134	214	—	214
Licenses	35	—	35	42	—	42
Others	215	—	215	128	—	128
Total intangible assets	8,204	—	8,204	8,901	—	8,901
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	64,775	4,808	69,583	65,472	4,808	70,280

Intangible Assets

Intangible asset with indefinite life as at December 31, 2017 and 2016 pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment.  As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

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

The consolidated future amortization of intangible assets as at December 31, 2017 is as follows:

Year	(in million pesos)
2018	856
2019	826
2020	680
2021	211
2022 and onwards	5,631
8,204

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at December 31, 2017, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.  The test for recoverability of PLDT’s, Smart’s and Voyager’s goodwill and intangible assets was applied to the Fixed Line, Wireless and Voyager asset groups, respectively, which represent the lowest level within our business at which we monitor goodwill.

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

The recoverable amount of the Wireless, Fixed Line and Voyager CGUs had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The pre-tax discount rates applied to cash flow projections are 8.3% for the

Wireless and Fixed Line CGUs, and 12.0% for the Voyager CGUs.  Cash flows beyond the projection period are determined using a 3.0% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry, while for the Voyager CGU, a 5.0% growth rate was used.  Other key assumptions used in the cash flow projections include revenue growth, operating margin and capital expenditures.

Based on the assessment of the value in use of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized as at December 31, 2017 and 2016 in relation to goodwill.

With regard to the assessment of value in use for Wireless and Fixed Line CGUs, management believes that no reasonable possible changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

In December 2016, based on the assessment of the Voyager CGU’s recoverable amount compared with the carrying amount of the Voyager CGU’s net assets, we have recognized total impairment loss amounting to Php980 million and, consequently, any adverse change in a key assumption would result in a further impairment loss.

16.	Cash and Cash Equivalents

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Cash on hand and in banks (Note 28)	6,351	6,384
Temporary cash investments (Note 28)	26,554	32,338
	32,905	38,722

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

Interest income earned from cash in banks and temporary cash investments amounted to Php612 million, Php582 million and Php579 million for the years ended December 31, 2017, 2016 and 2015, respectively.

17.	Trade and Other Receivables

As at December 31, 2017 and 2016, this account consists of receivables from:

	2017	2016
	(in million pesos)
Retail subscribers (Note 28)	17,961	20,290
Corporate subscribers (Notes 25 and 28)	9,641	9,333
Foreign administrations (Note 28)	6,517	5,819
Domestic carriers (Notes 25 and 28)	457	354
Dealers, agents and others (Notes 25 and 28)	13,686	7,428
	48,262	43,224
Less allowance for doubtful accounts (Notes 5 and 28)	14,501	18,788
	33,761	24,436

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

Trade receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

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

Changes in the allowance for doubtful accounts for the years ended December 31, 2017 and 2016 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2017
Balance at beginning of the year	18,788	12,588	3,827	628	134	1,611
Provisions (reversals) and other adjustments	(1,029)	(1,166)	15	310	(59)	(129)
Write-offs	(3,258)	(2,644)	(538)	—	—	(76)
Balance at end of the year	14,501	8,778	3,304	938	75	1,406
Individual impairment	10,160	5,747	3,177	104	51	1,081
Collective impairment	4,341	3,031	127	834	24	325
	14,501	8,778	3,304	938	75	1,406
Gross amount of receivables individually impaired, before deducting any impairment allowance	10,160	5,747	3,177	104	51	1,081
December 31, 2016
Balance at beginning of the year	15,921	9,540	4,451	315	86	1,529
Provisions (reversals) and other adjustments	5,305	4,843	(71)	359	60	114
Write-offs	(2,438)	(1,795)	(553)	(46)	(12)	(32)
Balance at end of the year	18,788	12,588	3,827	628	134	1,611
Individual impairment	14,970	9,789	3,711	87	113	1,270
Collective impairment	3,818	2,799	116	541	21	341
	18,788	12,588	3,827	628	134	1,611
Gross amount of receivables individually impaired, before deducting any impairment allowance	14,970	9,789	3,711	87	113	1,270

18.	Inventories and Supplies

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,691	2,828
At cost	3,834	4,584
Spare parts and supplies:
At net realizable value	664	576
At cost	1,428	948
Others:
At net realizable value	578	340
At cost	1,163	829
Total inventories and supplies at the lower of cost or net realizable value	3,933	3,744

The cost of inventories and supplies recognized as expense for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
	(in million pesos)
Cost of sales and services	10,951	15,965	15,525
Write-down of inventories and supplies (Note 5)	907	1,941	511
Repairs and maintenance	721	596	643
	12,579	18,502	16,679

Changes in the allowance for inventory obsolescence for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Balance at beginning of the year	2,617	917
Provisions (Note 5)	907	1,941
Write-off and others	(1,032)	(241)
Balance at end of the year	2,492	2,617

19.	Prepayments

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Prepaid taxes	10,451	11,311
Prepaid rent	2,126	433
Prepaid fees and licenses	848	1,194
Prepaid benefit costs (Note 26)	400	261
Prepaid selling and promotions (Note 25)	289	494
Prepaid repairs and maintenance	207	232
Prepaid insurance (Note 25)	105	105
Other prepayments (Note 25)	577	531
	15,003	14,561
Less current portion of prepayments	9,633	7,505
Noncurrent portion of prepayments	5,370	7,056

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 26 – Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The change in PLDT’s capital account is the redemption of 370 shares of Series II 10% Cumulative Convertible Preferred Stock for the year ended December 31, 2016.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2017.  See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

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

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012.  In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

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

Total amounts of Php13 million, Php23 million and Php15 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2017, 2016 and 2015, respectively.  The balances of the Trust Account of Php7,870 million and Php7,883 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at December 31, 2017 and 2016, respectively.  See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

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

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program.  There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the years ended December 31, 2017, 2016 and 2015 are detailed as follows:

December 31, 2017

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	May 12, 2017	June 1, 2017	June 30, 2017	1.00	—
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	—	12
	May 12, 2017	May 26, 2017	June 15, 2017	—	12
	August 10, 2017	August 25, 2017	September 15, 2017	—	13
	November 9, 2017	November 28, 2017	December 15, 2017	—	12
					49
Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	3
	June 13, 2017	June 27, 2017	July 15, 2017	—	2
	September 26, 2017	October 10, 2017	October 15, 2017	—	2
	December 5, 2017	December 20, 2017	January 15, 2018	—	3
					10
Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,049
	August 10, 2017	August 25, 2017	September 8, 2017	48.00	10,371
					16,420
Charged to retained earnings					16,479

*	Dividends were declared based on total amount paid up.

December 31, 2016

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series II (Final Dividends)	April 12, 2016	February 10, 2016	May 11, 2016	0.0027/day	—
Series JJ	May 3, 2016	June 2, 2016	June 30, 2016	1.00	—
					—
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	—	12
	May 3, 2016	May 24, 2016	June 15, 2016	—	12
	August 2, 2016	August 18, 2016	September 15, 2016	—	12
	November 14, 2016	November 28, 2016	December 15, 2016	—	12
					48
Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	—	3
	June 14, 2016	June 30, 2016	July 15, 2016	—	3
	August 30, 2016	September 20, 2016	October 15, 2016	—	2
	December 6, 2016	December 20, 2016	January 15, 2017	—	3
					11
Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00	12,315
	August 2, 2016	August 16, 2016	September 1, 2016	49.00	10,587
					22,902
Charged to retained earnings					22,961

*	Dividends were declared based on total amount paid up.

December 31, 2015

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series II	May 5, 2015	May 19, 2015	May 30, 2015	1.00	—
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2015	February 26, 2015	March 15, 2015	—	12
	May 5, 2015	May 26, 2015	June 15, 2015	—	12
	August 4, 2015	August 20, 2015	September 15, 2015	—	13
	November 3, 2015	November 20, 2015	December 15, 2015	—	12
					49
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015	—	2
	June 9, 2015	June 26, 2015	July 15, 2015	—	3
	August 25, 2015	September 15, 2015	October 15, 2015	—	2
	December 1, 2015	December 18, 2015	January 15, 2016	—	3
					10
Common Stock
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015	61.00	13,179
	August 4, 2015	August 27, 2015	September 25, 2015**	65.00	14,044
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015	26.00	5,618
					32,841
Charged to retained earnings					32,900

*	Dividends were declared based on total amount paid up.
**	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

Our dividends declared after December 31, 2017 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 21, 2018	March 15, 2018	—	12
Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
Charge to retained earnings					6,065

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2017:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2016	3,483
Effect of IAS 27 Adjustments and other adjustments	20,778
Parent Company’s unappropriated retained earnings at beginning of the year	24,261
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(523)
Fair value adjustments of investment property resulting to gain	(871)
Fair value adjustments (mark-to-market gains)	(2,922)
Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2017	19,945
Parent Company’s net income attributable to equity holders of PLDT for the year	27,370
Less: Fair value adjustment of investment property resulting to gain	(8)
Fair value adjustments (mark-to-market gains)	(260)
27,102
Add: Revaluation increment removed from other comprehensive income
Realized fair value adjustments of investment property	101
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(16,420)
Charged to retained earnings	(16,479)
Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2017	30,669

As at December 31, 2017, our consolidated unappopriated retained earnings amounted to Php634 million while the Parent Company’s unappropriated retained earnings amounted to Php35,152 million.  The difference of Php34,518 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes, with issue dates of March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from perpetual notes.  Smart paid distributions amounting to Php177 million for the year ended December 31, 2017.

Smart issued additional Php1,095 million perpetual notes under a new Notes Facility Agreement dated July 18, 2017 to RCBC, Trustee of PLDT’s Redemption Trust Fund.  The transaction costs amounting to Php5 million were accounted as deduction from perpetual notes.  Smart paid distributions amounting to Php14 million for the year ended December 31, 2017. These transactions were eliminated in the consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates and Smart may, at its sole option, redeem the notes in whole but not in part.  In accordance with IAS 32, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

21.	Interest-bearing Financial Liabilities

As at December 31, 2017 and 2016, this account consists of the following:

	2017	2016
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	157,654	151,759

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	14,957	33,273

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php525 million and Php631 million as at December 31, 2017 and 2016, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2017 and 2016:

	2017	2016
	(in million pesos)
Unamortized debt discount at beginning of the year	631	676
Additions during the year	113	185
Accretion during the year included as part of Financing costs – net (Note 5)	(219)	(230)
Unamortized debt discount at end of the year (Note 28)	525	631

Long-term Debt

As at December 31, 2017 and 2016, long-term debt consists of:

Description	Interest Rates	2017		2016
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% in 2017 and 2016	US$11	Php547	US$31	Php1,533
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 1.0000% to 1.8000% in 2016	—	—	—	—
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2016	—	—	—	—
		11	547	31	1,533
Fixed Rate Notes	8.3500% in 2017 and 2016	—	—	228	11,362
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 1.1125% in 2017 and US$ LIBOR + 0.8500% to 1.1125% in 2016	—	—	5	276
Others	2.8850% and US$ LIBOR + 0.7900% to 1.6000% in 2017 and 2016	690	34,485	905	45,021
		US$701	35,032	US$1,169	58,192
Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2017 and 2016		15,675		21,105
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2017 and 2016		14,922		14,902
Term Loans:
Unsecured Term Loans	3.9000% to 6.64044%; BSP overnight rate and PDST-R2 + 1.0000% in 2017 and 3.9000% to 5.6400%; BSP overnight rate - 0.3500% to BSP overnight rate and PDST-R2 + 1.0000% in 2016		106,982		90,833
			137,579		126,840
Total long-term debt (Note 28)			172,611		185,032
Less portion maturing within one year (Note 28)			14,957		33,273
Noncurrent portion of long-term debt (Note 28)			Php157,654		Php151,759

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2017 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2018	259	12,923	2,181	15,104
2019	110	5,493	14,616	20,109
2020	210	10,509	8,783	19,292
2021	45	2,267	19,923	22,190
2022	31	1,518	14,217	15,735
2023 and onwards	50	2,498	78,208	80,706
(Note 28)	705	35,208	137,928	173,136

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at December 31, 2017 and 2016:

			Terms				Cancelled
Loan	Date of Loan			Final		Drawn	Undrawn	Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Installments	Installment	Dates Drawn	Amount	Amount	full on	2017		2016
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$59.2M(1)	December 17, 2007	ING Bank N.V., or ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 31, 2017	Various dates in 2008-2009	US$59.1	US$0.1	March 31, 2017	US$—	Php—	US$3	Php168
DMPI
US$51.2M(2)	December 17, 2007	ING Bank,Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009	51.1	0.1	March 31, 2017	—	—	3	146
Smart
US$49M(3) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B: US$1M	June 10, 2011	Nordea Bank AB (publ), or Nordea Bank, subsequently assigned to SEK on July 5, 2011	10 equal semi-annual	Tranche A1 and B:December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013	49.0	—	April 28, 2017	—	—	5(*)	233(*)
Smart
US$45.6M(3) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	—	11(*)	547(*)	20(*)	986(*)
									US$11	Php547	US$31	Php1,533

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
(2)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
(3)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms				Cancelled
Loan	Date of Loan			Final	Dates	Drawn	Undrawn	Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Installments	Installment	Drawn	Amount	Amount	full on	2017		2016
						(in millions)			(in millions)
Sinosure
DMPI
US$23.8M(1)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009	US$23.8	US$–	March 1, 2016	US$–	Php–	US$–	Php–
DMPI
US$5.5M(2)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009	5.5	—	March 1, 2016	—	—	—	—
DMPI
US$4.9M(3)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009	4.9	—	March 1, 2016	—	—	—	—
DMPI
US$50M(4)	December 16, 2009	China Citic Bank Corporation Ltd., subsequently assigned to ING Bank on December 9, 2011	14 equal semi-annual	December 17, 2017	Various dates in 2010	48.0	2.0	June 16, 2016	—	—	—	—
DMPI
US$117M(5)	September 15, 2010	China Development Bank and The Hong Kong and Shanghai Banking Corporation Limited	15 equal semi-annual	April 10, 2018	Various dates in 2011	116.3	1.0	April 11, 2016	—	—	—	—
									US$–	Php–	US$–	Php–

(1)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Core Expansion Project.
(2)	The purpose of this loan is to finance the equipment and service contracts for the supply of 3G network in NCR.
(3)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project.
(4)

The purpose of this loan is to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects.

(5)

The purpose of this loan is to finance the purchase of equipment and related materials for the expansion of Phase 8A and 8B Core and IN Network Expansion; Phase 8B NCR and SLZ BSS Network Expansion Project and Phase 3 3G Network Roll-out Project.

			Terms				Cancelled
Loan	Date of Loan			Final	Dates	Drawn	Undrawn	Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Installments	Installment	Drawn	Amount	Amount	full on	2017		2016
						(in millions)			(in millions)
EKN and SEK, he Export edit gency of Sweden
DMPI
US$96.6M(6)	April 28, 2009	Nordea Bank and ING Bank	17 equal semi-annual	Tranche 1: February 28, 2018; Tranche 2: November 30, 2018	Various dates in 2009-2011	US$96.6	US$–	Tranche 1: August 30, 2016; Tranche 2: May 30, 2016	US$–	Php–	US$–	Php–
									US$–	Php–	US$–	Php–

(6)	The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

Loan			Terms		Repurchase		Paid in	Outstanding Amounts
Amount	Issuance Date	Trustee	Installments	Maturity	Date	Amount	full on	2017		2016
						(in millions)		(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non- amortizing	March 6, 2017	Various dates in 2008-2014	US$71.6	March 6, 2017	US$–	Php–	US$228(*)	Php11,362(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	This fixed rate note has a coupon rate of 8.3500%. The purpose of this note is to finance service improvements and expansion programs.

			Terms				Cancelled
	Date of Loan			Final		Drawn	Undrawn	Paid in	Outstanding Amounts
Loan Amount	Agreement	Lender(s)	Installments	Installment	Dates Drawn	Amount	Amount	full on	2017		2016
						(in millions)			(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$60M(1)	June 6, 2011	The Bank of Tokyo- Mitsubishi UFJ, Ltd., or Bank of Tokyo	8 equal semi- annual, commencing on the 18th month from signing date	June 6, 2016	Various dates in 2012	US$60	US$–	June 6, 2016	US$–	Php–	US$–	Php–
Smart
US$50M(2)	August 19, 2011	Finnish Export Credit, Plc, or FEC	10 equal semi-annual, commencing 6 months after August 19, 2012	August 19, 2016	Various dates in 2012	50	—	August 19, 2016	—	—	—	—
Smart
US$50M(1)	May 29, 2012	Bank of Tokyo	9 equal semi-annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012	50	—	May 29, 2017	—	—	5(*)	276(*)
									US$–	Php–	US$5	Php276

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.
(2)	The purpose of this loan is to finance the supply contracts for the modernization and expansion project.

						Cancelled
Loan	Date of Loan				Drawn	Undrawn	Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	full on	2017		2016
					(in millions)			(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	US$150	US$–	March 7, 2017	US$–	Php–	US$17	Php830
PLDT
US$300M	January 16, 2013	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013	300	—	January 16, 2018	33	1,665	100	4,977
Smart
US$35M	January 28, 2013	China Banking Corporation, or CBC	10 equal semi-annual, with final installment on January 29, 2018	May 7, 2013	35	—	January 30, 2017	—	—	10	522

Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014	32	18	—	3(*)	178(*)	11(*)	531(*)
Smart
US$80M	May 31, 2013	CBC	10 equal semi-annual, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013	80	—	—	8	400	24	1,194
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation with Sumitomo as Facility Agent	8 equal semi-annual, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013	120	—	—	15(*)	747(*)	45(*)	2,226(*)
Smart
US$100M	March 7, 2014	Bank of Tokyo	9 equal semi-annual, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	—	33(*)	1,658(*)	55(*)	2,744(*)
								US$92	Php4,648	US$262	Php13,024

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled
Loan	Date of Loan				Drawn	Undrawn	Paid in	Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	full on	2017		2016
					(in millions)			(in millions)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	US$50	US$–	—	US$17(*)	Php828(*)	US$28(*)	Php1,372(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	—	97	4,846	98	4,877
PLDT
US$50M	August 29, 2014	Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	—	49	2,435	49	2,451
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	Bank of Tokyo	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	199(*)	9,945(*)	198(*)	9,879(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	—	110(*)	5,511(*)	154(*)	7,663(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	76(*)	3,791(*)	91(*)	4,521(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25(*)	1,241(*)	25(*)	1,234(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25(*)	1,240(*)	—	—
								598	29,837	643	31,997
								US$690	Php34,485	US$905	Php45,021

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

	Date of Loan			Date of Issuance/	Prepayments		Outstanding Amounts
Loan Amount	Agreement	Facility Agent	Terms	Drawdown	Amount	Date	2017	2016
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	Php1,376 2,803	July 19, 2013 June 19, 2017	Php-	Php3,930(*)
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188	July 29, 2013	285	288
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,408	6,475
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notesPhp3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	—	—	5,890	5,952
Series B: 10-year notesPhp2,425M			Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	608	June 19, 2017	—	1,335
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	—	—	1,952	1,973
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	—	—	1,140	1,152
							Php15,675	Php21,105

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

				Date of Issuance/	Prepayments		Outstanding Amounts
Loan Amount	Date of Agreement	Paying Agent	Terms	Drawdown	Amount	Date	2017	2016
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	Php–	—	Php14,922(*)	Php14,902(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)

This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.2250% and 5.2813%, respectively.  The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Loan	Date of Loan			Dates	Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Drawn	Amount	Amount	Paid in full on	2017	2016
			(in millions)		(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	Php2,000	Php–	—	Php1,980	Php2,000
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	—	January 18, 2017	—	2,880
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	—	June 27, 2017	—	1,920
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	—	February 22, 2017	—	960
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	—	200	200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	—	960	970
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000	1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	—	2,850	2,880
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,920	1,940
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	1,795(*)	2,093(*)
								Php10,705	Php16,843

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

Loan	Date of Loan				Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	2017	2016
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	Php3,000	Php–	—	Php2,874(*)	Php2,901(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,903(*)	2,931(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	485	490
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,940	1,960
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	485	490
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000	1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	970	980
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,455	1,470
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	Various dates in 2013-2014	2,000	—	—	1,960	1,980
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,940	2,970
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,900	4,950
								Php23,412	Php23,622

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Loan	Date of Loan			Dates	Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Drawn	Amount	Amount	Paid in full on	2017	2016
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	Php5,000	Php–	—	Php4,880(*)	Php4,928(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,880(*)	4,927(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,879(*)	4,927(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	6,983(*)	6,973(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,986(*)	—
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,915(*)	5,971(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first year after the initial drawdown date until the ninth year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,963(*)	—
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,407(*)	6,483(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,970	2,985(*)
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	Various dates in 2013-2014	5,400	—	—	5,333(*)	5,374(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,224(*)	5,300(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,500	2,500
								Php60,920	Php50,368

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Loan	Date of Loan			Dates	Drawn	Cancelled Undrawn		Outstanding Amounts
Amount	Agreement	Lender(s)	Terms	Drawn	Amount	Amount	Paid in full on	2017	2016
					(in millions)			(in millions)
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first year up to the ninth year and the balance payable upon maturity on April 5, 2027	April 5, 2017	Php4,000	Php–	—	Php1,971(*)	Php–
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	1,000	—
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	—	—
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,484(*)	—
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	—	—
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,990	—
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,500	—
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity	—	—	—	—	—	—
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	—	—
								11,945	—
								Php 106,982	Php 90,833

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 20% and 31% were denominated in U.S. dollars as at December 31, 2017 and 2016, respectively.  Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of our consolidated debt amounts were approximately 8% each as at December 31, 2017 and 2016, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

As at December 31, 2017 and 2016, we were in compliance with all of our debt covenants.  See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which cover various office equipment and vehicles) amounted to Php679 thousand and Php994 thousand as at December 31, 2017 and 2016, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Leases, Note 9 – Property and Equipment and Note 28 – Financial Assets and Liabilities.

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

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Accrual of capital expenditures under long-term financing (Note 28)	5,580	13,673
Provision for asset retirement obligations	1,630	1,582
Unearned revenues	324	270
Others (Note 28)	168	79
	7,702	15,604

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2017 and 2016:

	2017	2016
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,582	1,437
Additional liability recognized during the period	82	147
Accretion expenses	39	36
Settlement of obligations and others	(73)	(38)
Provision for asset retirement obligations at end of the year	1,630	1,582

23.	Accounts Payable

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Suppliers and contractors (Note 28)	54,196	46,820
Carriers and other customers (Note 28)	2,083	2,422
Taxes (Note 27)	1,952	1,972
Related parties (Notes 25 and 28)	451	290
Others	1,763	1,446
	60,445	52,950

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	53,433	48,898
Accrued taxes and related expenses (Note 27)	11,645	9,922
Unearned revenues (Note 22)	8,039	6,990
Liability from redemption of preferred shares (Notes 20 and 28)	7,870	7,883
Accrued employee benefits and other provisions (Notes 25, 26 and 28)	6,599	6,214
Accrued interests and other related costs (Notes 21 and 28)	1,176	1,412
Provision for claims and assessments (Note 27)	—	897
Others (Note 10)	1,978	10,900
	90,740	93,116

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

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.  The account as at December 31, 2016 includes the unpaid portion of PLDT’s investments in VTI, Bow Arken and Brightshare.  See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.  The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2017 and 2016.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2017 and 2016 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2017	2016
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	653	327
	Accrued expenses and other current liabilities (Note 24)	Pole rental – 45 days upon receipt of billing	Unsecured	5	—
MPIC	Advances and other noncurrent assets – net of current portion (Note 10)	Due on 2019 to 2021 for 2017 and 2018 to 2020 for 2016; non- interest- bearing	Unsecured	11,461	6,514
	Trade and other receivables (Notes 10 and 17)	Due on June 2018 for 2017 and June 2017 for 2016; non- interest- bearing	Unsecured	4,091	1,838

Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	2,498	1,244
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest- bearing	Unsecured	33	35
NTT Communications	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	9	54
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	6	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest- bearing	Unsecured	11	41
JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	11	2
Malayan Insurance Co., Inc., or Malayan	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	66	83
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	11	11
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	12	4
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	15	—
Others:
TV5 Network, Inc., or TV5	Prepayments (Note 19)	—	Unsecured	277	414
Dakila Cable TV Corp., or Dakila	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	125	—
Various	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	1,867	1,416
	Accounts payable (Note 23)	Immediately upon receipt of billing	Unsecured	365	339
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of billing	Unsecured	35	39

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2017, 2016 and 2015 in relation with the table above.

	Classifications	2017	2016	2015
			(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,397	2,401	2,328
	Rent	298	272	264
Meralco Industrial Engineering Services Corporation, or MIESCOR	Repairs and maintenance	117	144	165
	Construction- in-progress	81	67	95
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Financing costs	56	19	—
NTT World Engineering Marine Corporation	Repairs and maintenance	47	18	60
NTT Communications	Professional and other contracted services	88	77	77
	Rent	4	7	10
NTT Worldwide Telecommunications Corporation	Selling and promotions	8	10	14
NTT DOCOMO	Professional and other contracted services	94	95	90
JGSHI and Subsidiaries	Rent	118	125	303
	Repairs and maintenance	69	57	20
	Communication, training and travel	2	2	2
Malayan	Insurance and security services	179	242	236
Gotuaco	Insurance and security services	126	156	—
Asia Link B.V., or ALBV	Professional and other contracted services	190	183	203

Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	—	—	16

Others:
TV5	Selling and promotions	149	126	161
Dakila	Cost of services	514	116	51
Various	Revenues	2,059	781	864
	Expenses	1,223	1,113	972

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,397 million, Php2,401 million and Php2,328 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php653 million and Php327 million as at December 31, 2017 and 2016, respectively.

PLDT and Smart have a Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php298 million, Php272 million and Php264 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and nil as at December 31, 2017 and 2016, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on May 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php3 million, Php32 million and Php45 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total amounts capitalized to property and equipment amounted to Php5 million, Php4 million and Php3 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php610 thousand and Php25 thousand as at December 31, 2017 and 2016, respectively.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities (formerly One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities) agreement with MIESCOR, which will expire on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php114 million, Php112 million and Php120 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total amounts capitalized to property and equipment amounted to Php76 million, Php63 million and Php92 million for the years ended December 31, 2017, 2016 and 2015, respectively.  There were no outstanding obligations under this agreement as at December 31, 2017 and 2016.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 are as follows:

1.	Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  The amounts of US$25 million, or Php1,249 million, and US$25 million, or Php1,244 million, remained outstanding as at December 31, 2017 and 2016, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation in January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  The amount of US$25 million, or Php1,249 million, remained outstanding as at December 31, 2017.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php47 million, Php18 million and Php60 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php33 million and Php35 million as at December 31, 2017 and 2016, respectively;

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006,

under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php88 million for the year ended December 31, 2017 and Php77 million for each of the years ended December 31, 2016 and 2015.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php7 million and Php52 million as at December 31, 2017 and 2016, respectively;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php4 million, Php7 million and Php10 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million as at December 31, 2017 and 2016; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php8 million, Php10 million and Php14 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and Php3 million as at December 31, 2017 and 2016, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php94 million, Php95 million and Php90 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million and Php41 million as at December 31, 2017 and 2016, respectively.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php118 million, Php125 million and Php303 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php287 thousand as at December 31, 2017 and 2016, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of selling and promotions, communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php71 million, Php59 million and Php22 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable, and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and Php2 million as at December 31, 2017 and 2016, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php179 million, Php242 million and Php236 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million each as at December 31, 2017 and 2016.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php66 million and Php83 million as at December 31, 2017 and 2016, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php126 million and Php156 million for the years ended December 31, 2017 and 2016, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php15 million and Php597 thousand as at December 31, 2017 and 2016, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php12 million and Php4 million as at December 31, 2017 and 2016, respectively.

7.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement, which expired on February 23, 2016 was renewed until February 23, 2018 and is subject to further renewal upon mutual agreement of the parties.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php190 million, Php183 million and Php203 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to and nil as at December 31, 2017 and 2016.

8.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2017 and 2016.

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

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to nil for the years ended December 31, 2017 and 2016 and Php16 million for the year ended December 31, 2015.  See Note 5 – Income and Expenses – Cost of Sales.  Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil as at December 31, 2017 and 2016.

e.	Others
1.	Agreement of PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php149 million, Php126 million and Php161 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Total prepayment under the advertising placement agreements amounted to Php277 million and Php414 million as at December 31, 2017 and 2016, respectively.

2.	Agreement of PLDT, Smart and DMPI with Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Dakila is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  Content cost recognized for the years ended December 31, 2017, 2016 and 2015 amounted to Php514 million, Php115 million and Php51 million, respectively.  There were no prepayments under this agreement as at December 31, 2017 and 2016.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php2,059 million, Php781 million and Php864 million for the years ended December 31, 2017, 2016 and 2015, respectively.  The expenses under these services amounted to Php1,223 million, Php1,113 million and Php972 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position amounted to Php1,867 million and Php1,416 million as at December 31, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position amounted to Php365 million and Php339 million as at December 31, 2017 and 2016, respectively, and accrued expenses and other current liabilities amounted to Php35 million and Php39 million as at December 31, 2017 and 2016, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Preferred Shares to MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
	(in million pesos)
Short-term employee benefits	325	527	602
Post-employment benefits (Note 26)	27	50	43
Total compensation paid to key officers of the PLDT Group	352	577	645

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

Total fees paid for board meetings and board committee meetings amounted to Php72 million, Php57 million and Php55 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	23,142	21,602	23,072
Interest costs on benefit obligation	1,180	1,071	1,050
Service costs	1,158	1,066	1,113
Actuarial losses – experience	423	369	3
Actuarial gains – economic assumptions	(1,277)	(694)	(1,414)
Actual benefits paid/settlements	(2,723)	(241)	(2,112)
Curtailments and others (Note 5)	(400)	(31)	(110)
Present value of defined benefit obligations at end of the year	21,503	23,142	21,602
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	11,960	11,439	9,950
Actual contributions	5,122	5,708	7,086
Interest income on plan assets	641	600	519
Return on plan assets (excluding amount included in net interest)	(2,466)	(5,546)	(4,004)
Actual benefits paid/settlements	(2,723)	(241)	(2,112)
Fair value of plan assets at end of the year	12,534	11,960	11,439
Unfunded status – net	(8,969)	(11,182)	(10,163)
Accrued benefit costs	8,984	11,197	10,178
Prepaid benefit costs (Note 19)	15	15	15
Components of net periodic benefit costs:
Service costs	1,158	1,066	1,113
Interest costs – net	539	471	531
Curtailment/settlement losses and other adjustments	(341)	—	(29)
Net periodic benefit costs (Note 5)	1,356	1,537	1,615

Actual net losses on plan assets amounted to Php1,825 million, Php4,946 million and Php3,485 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2018 will amount to Php1,416 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2017:

(in million pesos)
2018	268
2019	444
2020	423
2021	662
2022	844
2023 to 2060	91,691

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	5.8%	5.3%	5.0%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2017 and 2016, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,262)
	(1%)	2,638
Future salary increases	1%	2,606
	(1%)	(2,288)

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

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invest at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2017 and 2016:

	2017	2016
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	9,372	8,898
Shares of stock	2,510	2,426
Corporate bonds	111	106
Government securities	22	23
Investment properties	4	4
Mutual funds	30	3
Total noncurrent financial assets	12,049	11,460
Current Financial Assets
Cash and cash equivalents	396	412
Receivables	4	4
Total current financial assets	400	416
Total PLDT’s Plan Assets	12,449	11,876
Subsidiaries Plan Assets	85	84
Total Plan Assets of Defined Benefit Pension Plans	12,534	11,960

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.  Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2017 and 2016, this account consists of:

	2017	2016	2017	2016
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	8,696	8,267
Tahanan Mutual Building and Loan Association, Inc.or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	435	400
BTFHI	100%	100%	201	192
Superior Multi Parañaque Homes, Inc.	100%	100%	39	38
Bancholders, Inc.	100%	100%	1	1
			9,372	8,898

Investments in MediaQuest

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

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Loss on changes in fair value of the investments for the year ended December 31, 2017 and 2016 amounted to Php2.1 billion and Php4.9 billion, respectively, are recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

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

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016 and 2017, the Board of Trustees of the Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million and Php2,500 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

On February 2, 2018, the Board of Trustees of the Beneficial Trust Fund approved the acquisition, through a Deed of Assignment, of Hastings PDRs with 70% economic interest in Hastings from ePLDT for the amount of Php1,664 million.  The assignment was completed on February 15, 2018 providing the PLDT Beneficial Trust Fund  with 100% economic interest in Hastings.  See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The pre-tax discount rates applied to cash flow projections range from 10% to 11%.  Cash flows beyond the five-year period are determined using 0% to 4.8% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php355 million and Php320 million as at December 31, 2017 and 2016, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2017, 2016 and 2015.  Dividend receivables amounted to Php2 million as at December 31, 2017 and 2016.

Shares of Stocks

As at December 31, 2017 and 2016, this account consists of:

	2017	2016
	(in million pesos)
Common shares
PSE	1,555	1,590
PLDT	39	36
Others	556	440
Preferred shares	360	360
	2,510	2,426

Dividends earned on PLDT common shares amounted to Php2 million, Php3 million and Php2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2017 and 2016, .  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php47 million for each of the years ended December 31, 2017 and 2016, and Php49 million for the year ended December 31, 2015.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to June 2027 and fixed interest rates from 4.38% to 6.94% per annum.  Total investment in corporate bonds amounted to Php111 million and Php106 million as at December 31, 2017 and 2016, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rate of  5.88% per annum.  These securities are fully guaranteed by the government of the Republic of the Philippines.  Total investment in government securities amounted to Php22 million and Php23 million as at December 31, 2017 and 2016, respectively.

Investment Properties

Investment properties include one condominium unit (a bare 58 square meter unit) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.  A similar unit of a larger floor area (127 square meters) located on the same building was sold in April 2016.  Total fair value of investment properties amounted to Php4 million each as at December 31, 2017 and 2016.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

Mutual Funds

Investment in mutual funds includes a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php30 million and Php3 million as at December 31, 2017 and 2016, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2017 and 2016 are as follows:

	2017	2016
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	3%	4%
Mutual funds	1%	1%
Debt and fixed income securities	1%	—
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641.  As at December 31, 2017 and 2016, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,177	2,116	2,149
Service costs	269	284	289
Interest costs on benefit obligation	113	94	98
Actuarial losses (gains) – economic assumptions	29	1	(67)
Actuarial gains – experience	(6)	(77)	(217)
Actual benefits paid/settlements	(92)	(226)	(96)
Curtailment and others	—	(15)	(40)
Present value of defined benefit obligations at end of the year	2,490	2,177	2,116
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	2,414	2,388	2,205
Actual contributions	335	201	227
Interest income on plan assets	131	125	92
Return on plan assets (excluding amount included in net interest)	74	(74)	(40)
Actual benefits paid/settlements	(92)	(226)	(96)
Fair value of plan assets at end of the year	2,862	2,414	2,388
Funded status – net	372	237	272
Accrued benefit costs	13	9	19
Prepaid benefit costs (Note 19)	385	246	291
Components of net periodic benefit costs:
Service costs	269	284	289
Interest costs – net	(18)	(31)	7
Curtailment/settlement gain	—	(15)	(23)
Net periodic benefit costs (Note 5)	251	238	273

Smart’s net consolidated pension benefit costs amounted to Php251 million, Php238 million and Php273 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Actual net gains on plan assets amounted to Php205 million, Php51 million and Php52 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php305 million to its defined benefit plan in 2018.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2017:

(in million pesos)
2018	129
2019	85
2020	135
2021	99
2022	159
2023 to 2060	1,194

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Rate of increase in compensation	5.0%	5.0%	5.0%
Discount rate	5.8%	5.2%	5.0%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2017, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(1%)	(6)
	1%	11
Future salary increases	1%	11
	(1%)	(6)

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2017 and 2016:

	2017	2016
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,721	1,390
International equities	557	475
Domestic equities	555	379
Philippine foreign currency bonds	373	478
International fixed income	361	163
Total noncurrent financial assets	3,567	2,885
Current Financial Assets
Cash and cash equivalents	153	237
Receivables	8	1
Total current financial assets	161	238
Total plan assets	3,728	3,123
Employee’s share, forfeitures and mandatory reserve account	866	709
Total Plan Assets of Defined Contribution Plans	2,862	2,414

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 10.13% per annum.  Total investments in domestic fixed income amounted to Php1,721 million and Php1,390 million as at December 31, 2017 and 2016, respectively.

International Equities

Investments in international equities include mutual funds managed by Wellington equity funds.  Total investment in international equities amounted to Php557 million and Php475 million as at December 31, 2017 and 2016, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php555 million and Php379 million as at December 31, 2017 and 2016, respectively.  This includes investment in PLDT shares with fair value of Php24 million and Php11 million as at December 31, 2017 and 2016, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.47% to 10.63% per annum.  Total investment in Philippine foreign currency bonds amounted to Php373 million and Php478 million as at December 31, 2017 and 2016, respectively.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in Pacific Investment Management Company and iShares funds,, a diversified portfolio of high-yield foreign currency denominated bonds.  Total investments in international fixed income amounted to Php361 million and Php163 million as at December 31, 2017 and 2016, respectively.

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

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2017 and 2016 is as follows:

	2017	2016
Investments in debt and fixed income securities and others	70%	73%
Investments in listed and unlisted equity securities	30%	27%
	100%	100%

Other Long-term Employee Benefits

On September 26, 2017, the Board of Directors of PLDT approved the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP, of which approximately 211 thousand shares are allotted for the 2017 annual grant and will be released to selected participants subject to the achievement of the consolidated core net income target for the year 2017.  On March 7, 2018, the Executive Compensation Committee, or ECC, of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.  As at March 27, 2018, a total of 553 thousand PLDT common shares have been acquired by the Trustee.  The TIP will be administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php827 million million as at December 31, 2017 and is presented as equity reserves in our consolidated statement of financial position..  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2017, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT filed a protest on November 3, 2017 against the imposition of local business tax in addition to the local franchise tax issued by the City of Roxas covering the years 2013 to 2017.  On February 19, 2018, the City of Roxas cancelled the previously issued notice of business tax assessment.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, Cagayan filed a Motion for Partial Reconsideration with the CTA En Banc.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges.  Smart protested the assessments.  After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax.  The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis.  In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.  The City of Manila filed a Petition for Review with the CTA seeking to reverse the Decision.  Smart has already filed its Comment to the Petition and awaiting for further orders from the Court.  Through a Decision dated December 18, 2017, the Court dismissed the Petition for lack of jurisdiction.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

As at March 8, 2018, Digitel is currently in discussions with various local government units for the settlement of its franchise tax and real property tax liabilities within their respective jurisdiction.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies.  The RTC denied the petition.  DMPI appealed with the CTA.  On December 29, 2017, the CTA dismissed DMPI’s Petition for Review on the ground of lack of jurisdiction.  On January 12, 2018, DMPI filed its Motion for Reconsideration.

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the LGU to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities.  DMPI was able to secure a TRO to defer the sale.  Through a Judgment dated October 6, 2017, the RTC of Malabon approved the compromise agreement executed by the parties which will result on the dismissal of the case after payment by DMPI of the amount of Php8 million as real property tax on its towers and improvements.  The parties are still awaiting for the confirmation of the computation by the City Assessor’s Office of Malabon.

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

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship.  Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits.  ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them.  To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration.  On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers.  Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings.  ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

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

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

In Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), the Supreme Court held that the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to “shares of stock entitled to vote in the election of directors” and thus only to voting common shares, and not to the “total outstanding capital stock (common and non-voting preferred shares)”.  It directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”  On October 9, 2012, the Supreme Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents.  The Supreme Court decision became final and executory on October 18, 2012.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013 - Guidelines on Compliance with the Filipino-Foreign Ownership Requirements Prescribed in the Constitution and/or Existing Laws by Corporations Engaged in Nationalized and Partly-Nationalized Activities, or MC No. 8, which provides that the required percentage of Filipino ownership shall be applied to BOTH (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.

On June 10, 2013, Jose M. Roy III filed before the Supreme Court a Petition for Certiorari against the Philippine SEC, Philippine SEC Chairman and PLDT, or the Petition, claiming: (1) that MC No. 8 violates the decision of the Supreme Court in the Gamboa Case, which according to the Petitioner required that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to that
60-40 Filipino-foreign ownership requirement; and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, which owns 150 million voting preferred shares in PLDT, cannot be considered a Filipino-owned corporation.  PLDT and Philippine SEC sought the dismissal of the Petition.

In July 16, 2013, Wilson C. Gamboa, Jr. et. al. filed a Motion for Leave to file a Petition-in-Intervention dated July 16, 2013, which the Supreme Court granted on August 6, 2013.  The Petition-in-Intervention raised identical arguments and issues as those in the Petition.

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and Petition-In-Intervention and upheld the validity of MC No. 8.  In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares.  According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in Gamboa.  In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.”  On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8.  According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions…”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.”  The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.”  The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “a too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions.  Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.”  Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous adverse impact on the country as a whole – and to all Filipinos.”

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated November 22, 2016.  On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.

Arbitration Case between Smart and Harris Caprock Communications, Inc. (U.S.A.), or HCC, and Caprock Communications International Limited (United Kingdom), or CCI, together Claimants

In December 2011, Smart engaged the services of HCC and CCI, a wholly-owned subsidiary of HCC, for the expansion of its SmartLink GSM.  Subsequently, the parties executed three agreements: (i) Agreement for Bandwidth and Teleport Services with CCI dated May 21, 2012; (ii) Agreement for Warehousing and Installation Services with CCI dated August 27, 2012, or the Installation Agreement; and (iii) Agreement for the Sale and Purchase of Equipment with HCC dated September 27, 2012.

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

Department of Labor and Employment, or DOLE, Compliance Order to PLDT

PLDT received a Compliance Order dated July 3, 2017 from the National Capital Region Office of the DOLE asserting that PLDT and 48 of its third party service contractors (a) did not fully pay, and therefore are solidarily liable, to certain contract workers for various statutory monetary benefits totaling approximately Php78.6 million; and (b) violated DOLE Order No. 18-A on contracting out and, therefore, PLDT must issue regular employment positions to approximately 8,720 contractor workers.

On July 17, 2017, PLDT filed an Appeal with the DOLE Secretary contesting the conclusions set out in the Compliance Order.  In accordance with the rules of procedure for these types of cases, the filing of the Appeal stays the execution of any aspect of the Order for the duration of the Appeal.

PLDT received a copy of a Resolution dated January 10, 2018 issued by the DOLE Secretary, which partially reverses the July 3, 2017 Compliance Order issued by the DOLE-NCR Regional Director.  The Resolution reduces (a) the number of workers ordered to be regularized to 7,416 from the previous 8,720; and (b) the monetary liability of PLDT and its contractors to Php66.3 million from the previous Php78.2 million.

However, the Resolution did not address the fundamental jurisdictional and due process issues raised by PLDT in the Appeal to the DOLE Secretary.  PLDT filed a Motion for Reconsideration within the 10-day prescribed period to contest the Resolution.  The Resolution is not executory until reconsideration proceedings have been resolved.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, finance leases, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2017 and 2016:

	Cash and cash equivalents	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available- for-sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2017
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	15,165	—	15,165
Investment in debt securities and other long- term investments – net of current portion	—	—	150	—	—	—	—	150
Derivative financial assets – net of current portion	—	—	—	—	215	—	—	215
Advances and other noncurrent assets – net of current portion	—	13,855	—	—	—	—	—	13,855
Current:
Cash and cash equivalents	32,905	—	—	—	—	—	—	32,905
Short-term investments	—	1,074	—	—	—	—	—	1,074
Trade and other receivables	—	33,761	—	—	—	—	—	33,761
Current portion of derivative financial assets	—	—	—	—	171	—	—	171
Current portion of investment in debt securities and other long-term investments	—	100	—	—	—	—	—	100
Current portion of advances and other noncurrent assets	—	6,824	—	—	—	—	—	6,824
Total assets	32,905	55,614	150	—	386	15,165	—	104,220
Liabilities as at December 31, 2017
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	157,654	157,654
Derivative financial liabilities – net of current portion	—	—	—	—	8	—	—	8
Customers’ deposits	—	—	—	—	—	—	2,443	2,443
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	5,680	5,680
Current:
Accounts payable	—	—	—	—	—	—	58,490	58,490
Accrued expenses and other current liabilities	—	—	—	—	—	—	70,648	70,648
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	14,957	14,957
Dividends payable	—	—	—	—	—	—	1,575	1,575
Current portion of derivative financial liabilities	—	—	—	90	51	—	—	141
Total liabilities	—	—	—	90	59	—	311,447	311,596
Net assets (liabilities)	32,905	55,614	150	(90)	327	15,165	(311,447)	(207,376)
Assets as at December 31, 2016
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	12,189	—	12,189
Investment in debt securities and other long- term investments – net of current portion	—	224	150	—	—	—	—	374
Derivative financial assets – net of current portion	—	—	—	—	499	—	—	499
Advances and other noncurrent assets – net of current portion	—	9,152	—	—	—	—	—	9,152
Current:
Cash and cash equivalents	38,722	—	—	—	—	—	—	38,722
Short-term investments	—	2,736	—	2	—	—	—	2,738
Trade and other receivables	—	24,436	—	—	—	—	—	24,436
Current portion of derivative financial assets	—	—	—	66	176	—	—	242
Current portion of investment in debt securities and other long-term investments	—	124	202	—	—	—	—	326
Current portion of advances and other noncurrent assets	—	7,916	—	—	—	—	—	7,916
Total assets	38,722	44,588	352	68	675	12,189	—	96,594
Liabilities as at December 31, 2016
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	151,759	151,759
Derivative financial liabilities – net of current portion	—	—	—	—	2	—	—	2
Customers’ deposits	—	—	—	—	—	—	2,431	2,431
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	13,720	13,720
Current:
Accounts payable	—	—	—	—	—	—	50,975	50,975
Accrued expenses and other current liabilities	—	—	—	—	—	—	74,868	74,868
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	33,273	33,273
Dividends payable	—	—	—	—	—	—	1,544	1,544
Current portion of derivative financial liabilities	—	—	—	16	209	—	—	225
Total liabilities	—	—	—	16	211	—	328,570	328,797
Net assets (liabilities)	38,722	44,588	352	52	464	12,189	(328,570)	(232,203)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2017 and 2016:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
December 31, 2017
Current Financial Assets
Trade and other receivables
Foreign administrations	8,536	2,957	5,579
Domestic carriers	4,332	3,950	382
Total	12,868	6,907	5,961
Current Financial Liabilities
Accounts payable
Suppliers and contractors	54,220	24	54,196
Carriers and other customers	7,426	4,943	2,483
Total	61,646	4,967	56,679

December 31, 2016
Current Financial Assets
Trade and other receivables
Foreign administrations	9,391	4,200	5,191
Domestic carriers	15,555	15,335	220
Total	24,946	19,535	5,411
Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,857	37	46,820
Carriers and other customers	5,311	1,446	3,865
Total	52,168	1,483	50,685

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2017 and 2016.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2017 and 2016 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2017	2016	2017	2016
	(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	150	374	151	377
Advances and other noncurrent assets	13,855	9,152	13,695	7,743
Total	14,005	9,526	13,846	8,120
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	157,654	151,759	150,918	146,654
Customers’ deposits	2,443	2,431	1,700	1,879
Deferred credits and other noncurrent liabilities	5,680	13,720	5,093	12,457
Total	165,777	167,910	157,711	160,990

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2017 and 2016.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2017			2016
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments: Listed equity securities	12,977	—	12,977	10,173	—	10,173
Derivative financial assets – net of current portion	—	215	215	—	499	499
Current Financial Assets
Short-term investments	—	—	—	—	2	2
Current portion of derivative financial assets	—	171	171	—	242	242
Total	12,977	386	13,363	10,173	743	10,916
Noncurrent Financial Liabilities
Derivative financial liabilities	—	8	8	—	2	2
Current Financial Liabilities
Derivative financial liabilities	—	141	141	—	225	225
Total	—	149	149	—	227	227

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2017 and 2016, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3).  As at December 31, 2017 and 2016, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2017 and 2016, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3
Other loans in all other currencies

Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and PDST-R2 rates for similar types of loans plus PLDT’s credit spread.

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

As at December 31, 2017 and 2016, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2017 and 2016:

							2017		2016
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php	Notional	Net Mark-to-market Gains (Losses)	Notional	Net Mark-to-market Gains (Losses)
	(in millions)		(in millions)			(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	US$262	2001 and 2002	300 Notes 2017	March 6, 2017	3.42%	49.85	US$—	Php—	US$202	Php–
Forward foreign Exchange contracts	158	Various dates in 2015 and 2016	U.S. dollar liabilities	Various dates in 2016	—	48.50	—	—	—	—
	34	Various dates in 2017	U.S. dollar liabilities	Various dates in 2017	—	50.18	—	—	—	—
	27	Various dates in 2017	U.S. dollar liabilities	January 2018	—	50.57	27	(15)	—	—
	29	Various dates in November and December 2017	U.S. dollar liabilities	February 2018	—	50.95	29	(24)	—	—
	2	Various dates in 2018	U.S. dollar liabilities	February 2018	—	49.84	—	—	—	—
Smart
Forward foreign exchange contracts	107	Various dates in 2015 and 2016	U.S. dollar liabilities	Various dates in 2016	—	46.96	—	—	—	—
	91	Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	—	49.54	—	—	48	50
	46	Various dates in 2017	U.S. dollar liabilities	Various dates in 2018	—	51.22	46	(49)	—	—
	4	Various dates in January 2018	U.S. dollar liabilities	Various dates in 2018	—	50.68	—	—	—	—
Foreign exchange options	5(a)	August 10, 2016	U.S. dollar liabilities	November 14, 2016	—	46.82	—	—	—	—
						46.90	—	—	—	—
						47.98	—	—	—	—
	59(b)	Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	—	49.60	—	—	11	4
						50.30	—	—	—	—
						51.24	—	—	—	—
	3(c)	Various dates in 2017	U.S. dollar liabilities	Various dates in 2018	—	50.70	3	(2)	—	—
						51.67	—	—	—	—
						52.53	—	—	—	—
	1(d)	January 19, 2018	U.S. dollar liabilities	July 19, 2018	—	50.45	—	—	—	—
						51.30	—	—	—	—
						52.30	—	—	—	—
DMPI
Interest rate swaps	54	October 7, 2008	59 loan facility	March 31, 2017	3.88%	—	—	—	3	(2)
	47	October 7, 2008	51 loan facility	June 30, 2017	3.97%	—	—	—	3	(3)
								(Php90)		Php 49

							2017		2016
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php	Notional	Net Mark-to-market Gains (Losses)	Notional	Net Mark-to-market Gains (Losses)
	(in millions)		(in millions)			(in millions)
Transactions designated a hedges:
PLDT
Interest rate swaps(e)	30	January 23, 2015	150 term loan	March 7, 2017	2.11%	—	US$–	Php–	US$8	Php–
	240	Various dates in 2013 and 2015	300 term loan	January 16, 2018	2.17%	—	33	2	100	9
	100	August 2014	100 PNB	August 11, 2020	3.46%	—	97	5	98	(50)
	50	September 2014	50 Metrobank	September 2, 2020	3.47%	—	49	—	49	(29)
	150	April and June 2015	200 term loan	February 25, 2022	2.70%	—	150	26	150	(34)
Long-term currency swaps(f)	140	October 2015 to June 2016	300 term loan	January 16, 2018	2.20%	46.67	31	88	94	230
	4	January 2017	100 PNB	August 11, 2020	1.01%	49.79	3	2	—	—
	6	April and June 2017	200 Bank of Tokyo	August 26, 2019	1.63%	49.51	6	—	—	—
	2	January 2018	200 Bank of Tokyo	August 26, 2019	1.59%	49.86	—	—	—	—
	6	February 2018	200 Bank of Tokyo	February 26, 2020	1.82%	51.27	—	—	—	—
Smart
Interest rate swaps(g)	45	May 8, 2013	60 Bank of Tokyo	June 6, 2016	1.53%	—	—	—	—	—
	38	May 9, 2013	50 FEC	August 19, 2016	1.43%	—	—	—	—	—
	44	May 16, 2013	50 Bank of Tokyo	May 30, 2017	1.77%	—	—	—	6	1
	110	Various dates in 2013 and 2014	120 term loan	June 20, 2018	2.22%	—	15	3	45	9
	85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	29	8	49	6
	50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	17	4	28	—
	200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	111	51	156	39
	30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	24	23	30	22
Long-term currency swaps(h)	100	Various dates in 2015	200 Mizuho	March 5, 2018	2.21%	46.66	20	58	60	155
	45	Various dates in 2016	100 Mizuho	December 7, 2018	1.93%	46.55	18	58	36	107
	11	Various dates in 2017	80 CBC	May 31, 2018	1.28%	49.66	4	1	—	—
	8	Various dates in 2017	2015 Mizuho US$100 term loan	December 7, 2020	1.60%	50.60	8	(2)	—	—
	4	Various dates in 2018	2015 Mizuho US$100 term loan	December 7, 2020	1.62%	51.89	—	—	—	—

						2017		2016
Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php	Notional	Net Mark-to-market Gains (Losses)	Notional	Net Mark-to-market Gains (Losses)
(in millions)		(in millions)			(in millions)
10	Various dates in 2018	2015 Mizuho US$200 term loan	March 4, 2020	1.96%	51.77	—	—	—	—
							327		465
							Php 237		Php 514

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

(b)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php50.30 to Php51.24, Smart will purchase the U.S. dollar for Php50.30.  However, if on maturity, the exchange rate settles above Php51.24, Smart will purchase the U.S. dollar for Php50.30 plus the excess above Php51.24, and if the exchange rate is lower than Php50.30, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php49.60.

(c)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php51.67 to Php52.53, Smart will purchase the U.S. dollar for Php51.67.  However, if on maturity, the exchange rate settles above Php52.53, Smart will purchase the U.S. dollar for Php51.67 plus the excess above Php52.53, and if the exchange rate is lower than Php51.670, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.70.

(d)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php51.30 to Php52.30, Smart will purchase the U.S. dollar for Php51.30.  However, if on maturity, the exchange rate settles above Php52.30, Smart will purchase the U.S. dollar for Php51.30 plus the excess above Php52.30, and if the exchange rate is lower than Php51.30, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.45.

(e)

PLDT’s interest rate swap agreements outstanding as at December 31, 2017 and 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php44 million and losses amounting to Php81 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2017 and 2016, respectively.  Interest accrual on the interest rate swaps amounting to Php11 million and Php23 million were recorded as at December 31, 2017 and 2016, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2017 and 2016.

(f)

PLDT’s long-term principal only-currency swap agreements entered into in 2015 to 2017 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php108 million and Php275 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2017 and 2016, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php18 million and Php45 million were recognized as at December 31, 2017 and 2016, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The ineffective portion of the movements in the fair value amounting to Php3 million and Php8 million were recognized in our consolidated income statements for the years ended December 31, 2017 and 2016, respectively.

(g)

Smart’s interest rate swap agreements outstanding as at December 31, 2017 and 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php85 million and Php79 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2017 and 2016, respectively.  Reduction on interest arising from the interest rate swaps amounting to Php4 million and addition on interest arising from the interest rate swaps amounting to Php2 million as at December 31, 2017 and 2016, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2017 and 2016.

(h)

Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2017 and 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php124 million and Php284 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2017 and 2016, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php9 million and Php22 million were recognized as at December 31, 2017 and 2016, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The ineffective portions of the movements in the fair value amounting to Php4 million and Php9 million was recognized in our consolidated income statements for the years ended December 31, 2017 and 2016, respectively.

	2017	2016
	(in million pesos)
Presented as:
Noncurrent assets	215	499
Current assets	171	242
Noncurrent liabilities	(8)	(2)
Current liabilities	(141)	(225)
Net assets	237	514

Movements of our consolidated mark-to-market gains for the years ended December 31, 2017 and 2016 are summarized as follows:

	2017	2016
	(in million pesos)
Net mark-to-market gains (losses) at beginning of the year	514	(871)
Gains on derivative financial instruments (Note 4)	724	1,539
Effective portion recognized in the profit or loss for the cash flow hedges	(55)	(371)
Net fair value gains (losses) on cash flow hedges charged to other comprehensive income	(411)	76
Settlements, interest expense and others	(535)	141
Net mark-to-market gains at end of the year	237	514

Our consolidated analysis of gains on derivative financial instruments for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
	(in million pesos)
Gains on derivative financial instruments	724	1,539	781
Hedge costs	(191)	(543)	(361)
Net gains on derivative financial instruments (Note 5)	533	996	420

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

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php32,905 million and Php1,074 million, respectively, as at December 31, 2017, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2017 and 2016:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2017
Cash equivalents	26,554	26,554	—	—	—
Loans and receivables:	70,337	56,260	11,175	2,739	163
Advances and other noncurrent assets	20,901	6,824	11,175	2,739	163
Short-term investments	1,074	1,074	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—
Retail subscribers	17,961	17,961	—	—	—
Corporate subscribers	9,641	9,641	—	—	—
Foreign administrations	6,517	6,517	—	—	—
Domestic carriers	457	457	—	—	—
Dealers, agents and others	13,686	13,686	—	—	—
HTM investments:	150	—	150	—	—
Investment in debt securities and other long-term investments	150	—	150	—	—
Available-for-sale financial investments	15,165	—	—	—	15,165
Total	112,206	82,814	11,325	2,739	15,328
December 31, 2016
Cash equivalents	32,338	32,338	—	—	—
Loans and receivables:	63,586	54,000	4,951	4,483	152
Advances and other noncurrent assets	17,278	7,916	4,727	4,483	152
Short-term investments	2,736	2,736	—	—	—
Investment in debt securities and other long-term investments	348	124	224	—	—
Retail subscribers	20,290	20,290	—	—	—
Corporate subscribers	9,333	9,333	—	—	—
Foreign administrations	5,819	5,819	—	—	—
Domestic carriers	354	354	—	—	—
Dealers, agents and others	7,428	7,428	—	—	—
HTM investments:	352	202	—	150	—
Investment in debt securities and other long-term investments	352	202	—	150	—
Financial instruments at FVPL:	2	2	—	—	—
Short-term investments	2	2	—	—	—
Available-for-sale financial investments	12,189	—	1,000	—	11,189
Total	108,467	86,542	5,951	4,633	11,341

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2017 and 2016:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2017
Debt(1):	213,597	3,285	70,552	48,958	90,802
Principal	173,136	3,251	51,254	37,925	80,706
Interest	40,461	34	19,298	11,033	10,096
Lease obligations:	20,666	11,871	3,851	2,266	2,678
Operating lease	20,666	11,871	3,851	2,266	2,678
Other obligations:	128,729	120,556	5,907	264	2,002
Derivative financial liabilities(2):	111	85	26	—	—
Forward foreign exchange contracts	56	56	—	—	—
Long-term currency swap	35	27	8	—	—
Interest rate swap	18	—	18	—	—
Long-term foreign currency options	2	2	—	—	—
Various trade and other obligations:	128,618	120,471	5,881	264	2,002
Suppliers and contractors	59,776	54,196	5,339	241	—
Utilities and related expenses	44,007	43,984	22	1	—
Liability from redemption of preferred shares	7,870	7,870	—	—	—
Employee benefits	6,573	6,573	—	—	—
Customers’ deposits	2,443	—	419	22	2,002
Carriers and other customers	2,083	2,083	—	—	—
Dividends	1,575	1,575	—	—	—
Others	4,291	4,190	101	—	—
Total contractual obligations	362,992	135,712	80,310	51,488	95,482
December 31, 2016
Debt(1):	223,130	21,883	64,751	51,414	85,082
Principal	185,663	21,138	46,931	40,886	76,708
Interest	37,467	745	17,820	10,528	8,374
Lease obligations:	18,456	10,734	3,581	1,972	2,169
Operating lease	18,456	10,734	3,581	1,972	2,169
Other obligations:	134,057	117,717	1,793	12,593	1,954
Derivative financial liabilities(2):	247	106	141	—	—
Interest rate swap	147	6	141	—	—
Long-term currency swap	100	100	—	—	—
Various trade and other obligations:	133,810	117,611	1,652	12,593	1,954
Suppliers and contractors	60,494	46,820	1,113	12,561	—
Utilities and related expenses	40,166	40,118	48	—	—
Liability from redemption of preferred shares	7,883	7,883	—	—	—
Employee benefits	6,191	6,191	—	—	—
Customers’ deposits	2,431	—	445	32	1,954
Carriers and other customers	2,422	2,422	—	—	—
Dividends	1,544	1,544	—	—	—
Others	12,679	12,633	46	—	—
Total contractual obligations	375,643	150,334	70,125	65,979	89,205

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)	Gross liabilities before any offsetting application.

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

Our consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2017 and 2016 are as follows:

	2017	2016
	(in million pesos)
Within one year	11,945	10,911
After one year but not more than five years	6,043	5,376
More than five years	2,678	2,169
Total	20,666	18,456

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php128,618 million and Php133,810 million as at December 31, 2017 and 2016, respectively.  See Note 23 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php88 million and Php6,788 million as at December 31, 2017 and 2016, respectively.  These commitments will expire within one year.  The commercial commitment in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare.  See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2017 and 2016.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt.  While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.  As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

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

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2017 and 2016:

	2017		2016
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long term investments	—	1	7	348
Derivative financial assets – net of current portion	4	215	10	499
Advances and other noncurrent assets – net of current portion	—	2	—	18
Total noncurrent financial assets	4	218	17	865
Current Financial Assets
Cash and cash equivalents	440	21,988	419	20,847
Short-term investments	2	75	55	2,720
Trade and other receivables – net	218	10,893	158	7,853
Current portion of derivative financial assets	3	171	5	242
Current portion of investment in debt securities and other long-term investments	2	100	—	—
Current portion of advances and other noncurrent assets	—	9	—	8
Total current financial assets	665	33,236	637	31,670
Total Financial Assets	669	33,454	654	32,535
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	446	22,285	680	33,831
Derivative financial liabilities – net of current portion	—	8	—	2
Other noncurrent liabilities	—	11	—	5
Total noncurrent financial liabilities	446	22,304	680	33,838
Current Financial Liabilities
Accounts payable	233	11,670	191	9,477
Accrued expenses and other current liabilities	166	8,314	171	8,513
Current portion of interest-bearing financial liabilities	259	12,922	496	24,671
Current portion of derivative financial liabilities	3	141	5	225
Total current financial liabilities	661	33,047	863	42,886
Total Financial Liabilities	1,107	55,351	1,543	76,724

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.96 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2017.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.77 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2016.

As at March 26, 2017, the Philippine peso-U.S. dollar exchange rate was Php52.29 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php1,021 million as at December 31, 2017.

Approximately 20% and 31% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2017 and 2016, respectively.  Our consolidated foreign currency-denominated debt decreased to Php35,032 million as at December 31, 2017 from Php58,192 million as at December 31, 2016.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$92 million and US$392 million as at December 31, 2017 and 2016, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 16% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) and 19% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) as at December 31, 2017 and 2016, respectively.

Approximately, 23% of our consolidated revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for each of the years ended December 31, 2017 and 2016.  Approximately, 8% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the year ended December 31, 2017 as compared with approximately 9% for the year ended December 31, 2016.  In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 0.38% against the U.S. dollar to Php49.96 to US$1.00 as at December 31, 2017 from Php49.77 to US$1.00 as at December 31, 2016.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php411 million, Php2,785 million and Php3,036 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until December 31, 2018.  Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 5.09% as compared to the exchange rate of Php49.96 to US$1.00 as at December 31, 2017.  If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 5.09% as at December 31, 2017, with all other variables held constant, profit after tax for the year ended December 31, 2017 would have been approximately Php692 million lower/higher and our consolidated stockholders’ equity as at December 31, 2017 would have been approximately Php612 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2017 and 2016.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2017

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	2	—	—	—	—	2	100	—	100	2	100
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	3	—	—	3	150	—	150	3	151
Interest rate	—	—	4.8371%	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	29	—	—	—	—	29	1,465	—	1,465	29	1,465
Interest rate	0.0100% to 0.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	89	—	—	—	—	89	4,468	—	4,468	89	4,468
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	9	—	9	—	9
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	402	—	—	—	—	402	20,063	—	20,063	402	20,063
Interest rate	0.2500% to 2.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	130	—	—	—	—	130	6,491	—	6,491	130	6,491
Interest rate	0.1250% to 4.3250%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	22	—	—	—	—	22	1,074	—	1,074	22	1,074
Interest rate	2.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
	674	—	3	—	—	677	33,820	—	33,820	677	33,821
Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	5	37	8	11	—	61	3,050	6	3,044	62	3,104
Interest rate	1.4100%	1.4100% to 2.8850%	2.8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	—	333	81	618	1,565	2,597	129,733	335	129,398	2,450	122,418
Interest rate	—	3.9000% to 6.4044%	3.9000% to 6.4044%	3.9000% to 6.4044%	3.9000% to 6.4044%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	60	266	203	65	50	644	32,158	170	31,988	644	32,158
Interest rate	1.2000% to 1.6000% over LIBOR	USLIBOR + 0.7900% to 1.4500%	USLIBOR + 0.7900% to 1.4500%	USLIBOR + 0.7900% to 1.4500%	USLIBOR + 1.0500%	—	—	—	—	—	—
Philippine Peso	—	3	95	66	—	164	8,195	14	8,181	164	8,195
Interest rate	—	1.000% over PDST-R2	1.000% over PDST-R2	1.000% over PDST-R2	—	—	—	—	—	—	—
	65	639	387	760	1,615	3,466	173,136	525	172,611	3,320	165,875

As at December 31, 2016

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	3	4	—	—	—	7	348	—	348	7	350
Interest rate	4.0000%	3.5000% to 4.0000%	—	—	—	—	—	—	—	—	—
Philippine Peso	4	—	—	3	—	7	352	—	352	7	353
Interest rate	4.2180% to 4.2500%	—	—	4.8400%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	17	—	—	—	—	17	850	—	850	17	850
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	73	—	—	—	—	73	3,652	—	3,652	73	3,652
Interest rate	0.0010% to 1.6250%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	22	—	22	1	22
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	366	—	—	—	—	366	18,239	—	18,239	366	18,239
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	283	—	—	—	—	283	14,099	—	14,099	283	14,099
Interest rate	0.1250% to 5.000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	55	—	—	—	—	55	2,738	—	2,738	55	2,738
Interest rate	1.6500% to 4.0000%	—	—	—	—	—	—	—	—	—	—

	802	4	—	3	—	809	40,300	—	40,300	809	40,303
Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	228	—	—	—	—	228	11,366	4	11,362	233	11,606
Interest rate	8.3500%	—	—	—	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	42	9	15	4	75	3,726	20	3,706	77	3,813
Interest rate	1.9000%	1.4100% to 2.8850%	1.4100% to 2. 8850%	2.8850%	2.8850%	—	—	—	—	—	—
Philippine Peso	153	59	287	405	1,485	2,389	118,881	303	118,578	2,267	112,818
Interest rate	5.2854% to 5.5808%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	39	440	100	241	52	872	43,410	286	43,124	872	43,410
Interest rate	0.3000% to 1.6000% over LIBOR	0.7900% to 1.6000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	3	2	161	—	166	8,280	18	8,262	166	8,280
Interest rate	—	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	—	—	—	—	—	—	—
	425	544	398	822	1,541	3,730	185,663	631	185,032	3,615	179,927

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 23% and 28% of our consolidated debts were variable rate debts as at December 31, 2017 and 2016, respectively.  Our consolidated variable rate debt decreased to Php40,353 million as at December 31, 2017 from Php51,690 million as at December 31, 2016.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$525 million and US$724 million as at December 31, 2017 and 2016, respectively, approximately 92% each of our consolidated debts were fixed as at December 31, 2017 and 2016, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until December 31, 2018.  Our outlook is that the U.S. dollar and Philippine peso interest rates may move 65 basis points, or bps, and 55 bps higher/lower, respectively, as compared to levels as at December 31, 2017.  If U.S. dollar interest rates had been 65 bps higher/lower as compared to market levels as at December 31, 2017, with all other variables held constant, profit after tax for the year 2017 and our consolidated stockholders’ equity as at year end 2017 would have been approximately Php4 million and Php20 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If Philippine peso interest rates had been 55 bps higher/lower as compared to market levels as at December 31, 2017, with all other variables held constant, profit after tax for the year 2017 and our consolidated stockholders’ equity as at year end 2017 would have been approximately Php15 million and Php17 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2017 and 2016:

	2017
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	32,905	235	32,670
Loans and receivables:
Advances and other noncurrent assets	20,679	—	20,679
Short-term investments	1,074	—	1,074
Investment in debt securities and other long-term investments	100	—	100
Retail subscribers	9,183	48	9,135
Corporate subscribers	6,337	220	6,117
Foreign administrations	5,579	—	5,579
Domestic carriers	382	—	382
Dealers, agents and others	12,280	1	12,279
HTM investments:
Investment in debt securities and other long-term investments	150	—	150
Available-for-sale financial investments	15,165	—	15,165
Derivatives used for hedging:
Long-term currency swap	240	—	240
Interest rate swap	146	—	146
Total	104,220	504	103,716

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2017.

	2016
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	38,722	270	38,452
Loans and receivables:
Advances and other noncurrent assets	17,068	—	17,068
Short-term investments	2,736	—	2,736
Investment in debt securities and other long-term investments	348	—	348
Retail subscribers	7,702	46	7,656
Corporate subscribers	5,506	188	5,318
Foreign administrations	5,191	—	5,191
Domestic carriers	220	—	220
Dealers, agents and others	5,817	1	5,816
HTM investments:
Investment in debt securities and other long-term investments	352	—	352
Financial instruments at FVPL:
Forward foreign exchange contracts	54	—	54
Short-term currency swaps	12	—	12
Short-term investments	2	—	2
Available-for-sale financial investments	12,189	—	12,189
Derivatives used for hedging:
Long-term currency swap	559	—	559
Interest rate swap	116	—	116
Total	96,594	505	96,089

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2016.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2017 and 2016:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2017
Cash and cash equivalents	32,905	32,705	200	—	—
Loans and receivables:	70,337	34,939	9,647	11,028	14,723
Advances and other noncurrent assets	20,901	19,202	1,474	3	222
Short-term investments	1,074	1,074	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—
Retail subscribers	17,961	2,984	4,919	1,280	8,778
Corporate subscribers	9,641	2,035	2,233	2,069	3,304
Foreign administrations	6,517	838	872	3,869	938
Domestic carriers	457	76	73	233	75
Dealers, agents and others	13,686	8,630	76	3,574	1,406
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Available-for-sale financial investments	15,165	15,079	86	—	—
Derivatives used for hedging:	386	386	—	—	—
Long-term currency swap	240	240	—	—	—
Interest rate swaps	146	146	—	—	—
Total	118,943	83,259	9,933	11,028	14,723
December 31, 2016
Cash and cash equivalents	38,722	36,902	1,820	—	—
Loans and receivables:	63,586	26,762	8,180	9,646	18,998
Advances and other noncurrent assets	17,278	15,312	1,751	5	210
Short-term investments	2,736	2,736	—	—	—
Investment in debt securities and other long-term investments	348	348	—	—	—
Retail subscribers	20,290	2,770	3,639	1,293	12,588
Corporate subscribers	9,333	888	1,202	3,416	3,827
Foreign administrations	5,819	910	1,382	2,899	628
Domestic carriers	354	103	56	61	134
Dealers, agents and others	7,428	3,695	150	1,972	1,611
HTM investments:	352	352	—	—	—
Investment in debt securities and other long-term investments	352	352	—	—	—
Financial instruments at FVPL(3):	68	68	—	—	—
Forward foreign exchange contracts	54	54	—	—	—
Short-term currency swaps	12	12	—	—	—
Short-term investments	2	2	—	—	—
Available-for-sale financial investments	12,189	10,197	1,992	—	—
Derivatives used for hedging:	675	675	—	—	—
Long-term currency swap	559	559	—	—	—
Interest rate swaps	116	116	—	—	—
Total	115,592	74,956	11,992	9,646	18,998

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2017 and 2016 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2017
Cash and cash equivalents	32,905	32,905
Loans and receivables:	70,337	44,586	3,261	703	7,064	14,723
Advances and other noncurrent assets	20,901	20,676	—	—	3	222
Short-term investments	1,074	1,074	—	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—	—
Retail subscribers	17,961	7,903	927	20	333	8,778
Corporate subscribers	9,641	4,268	724	267	1,078	3,304
Foreign administrations	6,517	1,710	646	217	3,006	938
Domestic carriers	457	149	84	53	96	75
Dealers, agents and others	13,686	8,706	880	146	2,548	1,406
HTM investments:	150	150	—	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	15,165	15,165	—	—	—	—
Derivatives used for hedging:	386	386	—	—	—	—
Long-term currency swap	240	240	—	—	—	—
Interest rate swaps	146	146	—	—	—	—
Total	118,943	93,192	3,261	703	7,064	14,723
December 31, 2016
Cash and cash equivalents	38,722	38,722	—	—	—	—
Loans and receivables:	63,586	34,942	4,095	602	4,949	18,998
Advances and other noncurrent assets	17,278	17,063	—	—	5	210
Short-term investments	2,736	2,736	—	—	—	—
Investment in debt securities and other long-term investments	348	348	—	—	—	—
Retail subscribers	20,290	6,409	1,106	41	146	12,588
Corporate subscribers	9,333	2,090	1,333	353	1,730	3,827
Foreign administrations	5,819	2,292	730	156	2,013	628
Domestic carriers	354	159	48	2	11	134
Dealers, agents and others	7,428	3,845	878	50	1,044	1,611
HTM investments:	352	352	—	—	—	—
Investment in debt securities and other long-term investments	352	352	—	—	—	—
Financial instruments at FVPL:	68	68	—	—	—	—
Forward foreign exchange contracts	54	54	—	—	—	—
Short-term currency swaps	12	12	—	—	—	—
Short-term investments	2	2	—	—	—	—
Available-for-sale financial investments	12,189	12,189	—	—	—	—
Derivatives used for hedging:	675	675	—	—	—	—
Long-term currency swap	559	559	—	—	—	—
Interest rate swaps	116	116	—	—	—	—
Total	115,592	86,948	4,095	602	4,949	18,998

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

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment.  Allowances are evaluated at each reporting date with each portfolio receiving a separate review.

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

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas.  On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends, although we amended our dividend policy to reduce the regular dividend payout to 60% of core EPS in 2016.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

However, in view of our elevated capital expenditures to build out a robust, superior network to suppor the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% core EPS.  As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks.  Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios.  In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2017, 2016 and 2015.

29.	Notes to the Statement of Cash Flows

The following table shows the changes in liabilities arising from financing activities:

	January 1, 2017	Cash flows	Foreign exchange movement	Others	December 31, 2017
	(in million pesos)
Interest-bearing financial liabilities	185,032	(13,097)	417	259	172,611
Long-term financing for capital expenditures	13,673	(7,735)	—	(358)	5,580
Dividends	1,544	(16,617)	—	16,648	1,575
	200,249	(37,449)	417	16,549	179,766

Others include the effect of accretion of long-term borrowings, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Item 19.Exhibits

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

4(a)

Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999) (P)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001) (P)

4(c)

Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001) (P)

4(d)

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

4(i)	Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc.

4(j)	First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc.

Exhibit Number	Description of Exhibit

4(k)	Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation.

4(l)	Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc.

4(m)	Share Purchase Agreement, dated May 30, 2016, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation

4(n)*	Share Purchase Agreement, dated May 19, 2017, by and between Asia Outsourcing Gamma Limited and Partners Group

4(o)*	Share Purchase Agreement, dated June 13, 2017, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation

6*	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7*	Calculation of Ratio of Earnings to Fixed Charges

8*	Subsidiaries

12.1*	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1*	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 27, 2018
PLDT INC.

	By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary