Form 20-F
period 2018-12-31
PLDT Inc.
filed 2019-04-15
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — Date of event requiring this shell company report __________

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

As at December 31, 2018:
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the  Securities Act:  Yes ☒     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:   Yes ☒     No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan.  Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php52.56 to US$1.00 on December 31, 2018.  On March 20, 2019, the volume weighted average exchange rate quoted was Php52.89 to US$1.00.

In this annual report, each reference to:

•	ARPU means average revenue per user;
•	BIR means Bureau of Internal Revenue;
•	BSP means Bangko Sentral ng Pilipinas;
•	CMTS means cellular mobile telephone system;
•	CPCN means Certificate of Public Convenience and Necessity;
•	DFON means domestic fiber optic network;
•	Digitel means Digital Telecommunications Phils., Inc.;
•	DMPI means Digitel Mobile Philippines, Inc.;
•	DSL means digital subscriber line;
•	First Pacific means First Pacific Company Limited;
•	First Pacific Group means First Pacific and its Philippine affiliates;
•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;
•	FTTH means Fiber-to-the-HOME;
•	GAAP means Generally Accepted Accounting Principles;
•	GSM means global system for mobile communications;
•	HSPA means high-speed packet access;
•	IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;
•	IGF means international gateway facility;
•	IP means internet protocol;
•	IT means information technology;
•	LEC means local exchange carrier;
•	LTE means long-term evolution;
•	MVNO means mobile virtual network operations;
•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;
•	NTT means Nippon Telegraph and Telephone Corporation;
•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;
•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;
•	PCEV means PLDT Communications and Energy Ventures, Inc.;
•	PDRs means Philippine Depositary Receipts;
•	Philippine SEC means the Philippine Securities and Exchange Commission;
•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•	PLP means PLDT Landline Plus;
•	PSE means the Philippine Stock Exchange, Inc.;
•	R.A. means Republic Act of the Philippines;
•	SIM means Subscriber Identification Module;
•	Smart means Smart Communications, Inc.;
•	U.S. SEC means the United States Securities and Exchange Commission;
•	VAS means Value-Added Service;
•	VoIP means Voice over Internet Protocol;
•	VPN means virtual private network;
•	W-CDMA means Wideband-Code Division Multiple Access;
•	WiFi means a wireless network technology that uses radio waves to provide high-speed internet and network connections; and
•	WiMAX means Worldwide Interoperability for Microwave Access.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2018 and 2017 and for the three years ended December 31, 2018, 2017 and 2016 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2018, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.  Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector.  We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS.  Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS.  Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA.  Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2018, 2017 and 2016 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees.  Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike net income, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2018, 2017 and 2016 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2018, 2017 and 2016 and for the financial years ended December 31, 2018, 2017 and 2016, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F.  As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2018, 2017 and 2016 have been prepared and presented in conformity with IFRS.  The selected consolidated financial information as at December 31, 2015 and 2014 have been derived from our audited financial statements not included in this annual report.

We have adopted IFRS 9, Financial Instruments, with a date of initial application of January 1, 2018.  IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment and hedge accounting. We have also adopted IFRS 15, Revenues from Contracts with Customers, with a date of initial application of January 1, 2018.  IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

We applied the modified retrospective method upon adoption of IFRS 9 and IFRS 15 with the date of initial application of January 1, 2018.  Under this method, the cumulative effect arising from the transition was recognized as an adjustment to the opening balance of retained earnings. Accordingly, comparative information for prior periods were not restated. See Note 2 – Summary of Significant Accounting Policies and Note 3 - Management’s Use of Accounting Judgments, Estimates and Assumptions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

	2018(1)	2018	2017	2016	2015	2014
	(in millions, except earnings per common share amounts, weighted average number of common shares and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US $3,135	Php 164,752	Php 159,926	Php 165,262	Php 171,103	Php 170,835
Service revenues	2,934	154,207	151,165	157,210	162,930	164,943
Non-service revenues	201	10,545	8,761	8,052	8,173	5,892
Expenses	2,873	150,979	150,415	140,559	139,268	130,457
Net income for the year	361	18,973	13,466	20,162	22,075	34,090
Earnings per common share for the year attributable to equity holders of PLDT
Basic	1.66	87.28	61.61	92.33	101.85	157.51
Diluted	1.66	87.28	61.61	92.33	101.85	157.51
Balance Sheet Data
Cash and cash equivalents	983	51,654	32,905	38,722	46,455	26,659
Total assets	9,185	482,750	459,444	475,119	455,095	436,295
Net assets	2,220	116,666	111,183	108,537	113,898	134,668
Total long-term debt - net of current portion	2,965	155,835	157,654	151,759	143,982	115,399
Total debt(2)	3,354	176,276	172,611	185,032	160,892	130,123
Total liabilities	6,965	366,084	348,261	366,582	341,197	301,627
Total equity attributable to equity holders of PLDT	2,138	112,358	106,842	108,175	113,608	134,364
Weighted average number of common shares for the year (in thousands)	4,111	216,056	216,056	216,056	216,056	216,056
Other Data:
Depreciation and amortization	899	47,240	51,915	34,455	31,519	31,379
Net cash provided by operating activities	1,163	61,116	56,114	48,976	69,744	66,015
Net cash used in investing activities	(477)	(25,054)	(21,060)	(41,982)	(39,238)	(51,686)
Net cash used in financing activities	(345)	(18,144)	(40,319)	(15,341)	(11,385)	(19,897)
Dividends declared to common shareholders	263	13,828	16,421	22,902	32,841	39,970
Dividends declared per common share	1.22	64.00	76.00	106.00	152.00	185.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS.  For convenience, the Philippine peso financial information as at and for the year ended December 31, 2018, has been converted into U.S. dollars at the exchange rate of Php52.56 to US$1.00, the rate quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2018.  This

conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.
(2)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2018 and 2017:

	No. of shares		December 31,
	2018	2017	2018	2017
	(in millions)		(Pesos in millions)
Non-Voting Preferred Stock
10% Cumulative Convertible Preferred Stock II and JJ*	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	360	360
Voting Preferred Stock	150	150	150	150
	450	450	510	510
Common Stock	216	216	1,093	1,093
Total	666	666	1,603	1,603

*

On June 8, 2015, the Company issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock, which are currently outstanding.  In April 2011, the Company issued 370 shares of Series II 10% Cumulative Convertible Preferred Stock, all of which were redeemed by May 11, 2016.

**	Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2016, 2017 and 2018:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Pesos)	(Pesos in millions)
2016	August 2, 2016	August 16, 2016	September 1, 2016	49	10,587
2016	March 7, 2017	March 21, 2017	April 6, 2017	28	6,049
				77	16,636
2017	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
2017	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
				76	16,421
2018	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
2018	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
				72	15,556

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2014	185.00	4.14
Regular Dividend – April 16, 2014	62.00	1.39
Regular Dividend – September 26, 2014	69.00	1.54
Special Dividend – April 16, 2014	54.00	1.21
2015	152.00	3.35
Regular Dividend – April 16, 2015	61.00	1.37
Regular Dividend – September 25, 2015(1)	65.00	1.39
Special Dividend – April 16, 2015	26.00	0.59
2016	106.00	2.29
Regular Dividend – April 1, 2016	57.00	1.24
Regular Dividend – September 1, 2016	49.00	1.05
2017	76.00	1.51
Regular Dividend – April 6, 2017	28.00	0.56
Regular Dividend – September 8, 2017	48.00	0.95
2018	64.00	1.51
Regular Dividend – April 27, 2018	28.00	0.54
Regular Dividend – September 11, 2018	36.00	0.67

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

Dividends on PLDT’s common stock were declared and paid in Philippine pesos.  For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments from 2014 to 2017, and based on exchange rates quoted through the BAP for 2018 dividend payments.  See Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

The rapid change of technology and proliferation of OTT services (such as Facebook, Skype, Viber, WhatsApp and other similar services) and the ensuing change in customer behavior, have disrupted our traditional businesses.  As a result, our traditional revenue sources, such as short messaging service, or SMS, voice and international calling services, have declined, and we expect this trend to continue with the rise in data revenue.

The growing use of mobile data in the Philippines, coupled with the prevalence of OTT services have negatively impacted our domestic calling service in recent years.  OTT services continue to increasingly compete with us in voice and data services and continue to affect our business model.  We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine government to roll-out its free WiFi services to selected areas within various municipalities in the country.  Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years and have diminished in its contribution to total service revenues.

While the trend of increasing mobile data usage has resulted in, and is expected to continue to have, a positive impact on our data revenues, there is no guarantee that such increase will alleviate the decline in the revenue from our traditional businesses in full.  We may not be able to maintain and attract customers more effectively than our competitors.  We will also need to invest in new infrastructure, systems and personnel to provide high quality services for increasing mobile data usage.  As a result, our capital costs could increase as we phase out outdated and unprofitable technologies and invest in new ones. We may not be able to accurately predict technological trends or the success of new services in the market.  In addition, there could be legal or regulatory restraints on our introduction of new services.  If our services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract customers could be adversely affected. We can neither assure you that we would be able to adopt or successfully implement new technologies and services nor assure you that future technological changes will not adversely affect our business, results of operations, financial condition and prospects.

Our failure to keep pace with technological changes and evolving industry standards relating to the emergence of the 5G technology could harm our competitive position or negatively impact our results of operations.

Fifth-generation wireless, or 5G, is the latest iteration of cellular technology, engineered to greatly increase the speed and responsiveness of wireless networks. 5G is characterized by significantly higher speeds and low latency which will enable mobile users to download data at a much faster speed than the technology of previous generations. 5G is also expected to anchor the Internet of Things, or IoT, which will allow users to be connected not only to each other but to their homes, vehicles, public infrastructure, and more.

In order to introduce and implement the 5G technology to our customers, we may need to obtain additional licenses or upgrade our networks.  If we are unable to acquire such licenses or upgrade such systems, on reasonable terms or at all, we may not be able to implement the 5G technology in a timely manner or at all, which in turn may negatively impact our ability to draw new customers and/or maintain our existing customer base.

Further, we may need to incur significant capital expenditures to acquire licenses or install infrastructure to enable the 5G technology.  As new technologies relating to 5G systems are developed, our equipment and infrastructure may need to be replaced or upgraded or we may need to rebuild our network, in whole or in part.

We are currently deploying 5G pilot programs in anticipation of commercial rollouts in the near future.  However, we are dependent on the availability of 5G-capable devices such as handsets and modems before we can roll out commercial services and generate revenues.  A delay in the release of reasonably-priced 5G handsets could negatively impact the mass acceptance of 5G services amongst our customers and our ability to monetize these investments, which in turn could adversely affect our growth prospects.

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

Increasing competition among existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospects by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services.  Competition in the mobile telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference, while competition in the fixed line side is relatively more active as well.  Vital capacity and coverage expansion may continue to increase our capital expenditures.  Recently, the industry went through a period where both mobile operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market.  Our principal mobile competitor, Globe Telecom, Inc., or Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers.  It has also begun to compete more actively in the fixed line segment, especially with their introduction of a fixed wireless home broadband service which competes directly with our home broadband business.

In 2017, the Philippine government announced its intentions to encourage competition within the telecommunications industry through the introduction of a third major player.  As part of this push, the government is proposing and has introduced certain measures that would facilitate and enable the operations of a new player.  Some of these are:  tower sharing policy, mobile number portability, removal of the mobile interconnect charges, and the lifting of foreign ownership restrictions for telecommunication companies.

In November 2018, the Philippine government, through the Department of Information and Communications Technology, declared as the third telecom player a consortium consisting of Udenna Corporation, Chelsea Logistics Corporation and China Telecom, or the NMP Consortium.  The NMP Consortium indicated that they had reached an agreement with Mislatel Company, or Mislatel, for the use of Mislatel’s telecommunications franchise.  In February 2019, the Senate Committee on Public Services approved the transfer of the controlling interest in Mislatel to the NMP Consortium under certain conditions.

A third major player will likely adversely threaten our market share.  Furthermore, we believe that the third player, when it enters the market, may put forth aggressive offers to lure customers away from us and Globe.  To maintain our competitive posture, we may need to match those offers and offer other incentives to prevent existing customers from switching.  Furthermore, we may need to make additional investments in our network to further improve the customer experience in order to effectively compete with the third telecom player and Globe.  A loss of market share and increased costs to maintain our competitive posture will adversely affect our business, financial condition and results of operations.

In addition to the entry of a third major player, we cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our mobile and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing and capital expenditures, lose customers or reduce our rates, resulting in a reduction in our profitability.

Our ability to compete effectively will depend on, among other things, network coverage, quality of service, price, our development of new and enhanced products and services, the reach and quality of our sales and distribution channels and our capital resources.  It will also depend on how successfully we anticipate and respond to various factors affecting our industry, including new technologies and business models, changes in consumer preferences and demand for existing services, demographic trends and economic conditions.  If we are not able to respond successfully to these competitive challenges, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

The success of our business depends on our ability to maintain and enhance our brands.

We believe that our reputation and brands in the industry are crucial to the success of our business.  To maintain and enhance our reputation and brands, we need to successfully provide the best customer experience so that we not only maintain our current customer base but attract new subscribers as well. If we are not successful in maintaining and improving our brands, our business, financial position, and/or results of operations may be negatively affected.

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

In particular, as part of our extensive capital expenditures program to overhaul our fixed and wireless networks infrastructure and our IT systems, we have entered into agreements with Amdocs Philippines, Inc., or Amdocs, and Huawei Technologies Co. Ltd., or Huawei, to upgrade and modernize a significant portion of our IT infrastructure.  We cannot guarantee that we will be able to accomplish this transformation in a timely fashion, or at all, or in the manner intended. Furthermore, we cannot guarantee that such transformation will not result in service disruptions, network outages or encounter other issues that may detrimentally affect consumer experience. This may adversely affect our business, financial condition and results of operations.

Our business relies heavily as well on third party vendors, some of whom may encounter financial difficulties or consolidate with other vendors. This may result in shrinking the already limited pool of qualified vendors which in turn may materially impact their ability to fulfill their obligations and thereby impact our operations.  The limited number of vendors may also result on our dependence on a single vendor to provide critical services.

Our ability to earn revenues could be disrupted if our suppliers are no longer able or willing to provide us with our products due to extenuating territorial circumstances.  In the event that either of our potential suppliers cannot or will not provide us with our products, we may be forced to find alternative supplies. We cannot guarantee that we will be able to obtain our products or products of similar quality from alternate suppliers, in part or at all. Failure to obtain alternative sources will disrupt our operations and hinder our ability to generate revenues.

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines.  As a result, we depend on the continued development and growth of this industry in the Philippines.  The mobile penetration rate in the country, however, has already reached approximately 133% as at December 31, 2018, and thus the industry may well be considered mature insofar as services such as SMS and domestic voice are concerned.

Data is emerging as the key driver for revenues.  However, further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, and the amount of disposable income of existing and potential subscribers.  Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or reducing the rate of its growth, could materially harm our business, results of operations, financial condition and prospects.

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

We believe that as of the date of this report, PLDT is in compliance with the requirements of the Constitution, and this position was supported by the Supreme Court; however, we cannot assure you that subsequent changes in law or additional litigation would not result in a different conclusion.  See Item 8. “Financial Information – Legal Proceedings” and Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Moreover, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly.  The Philippine Competition Act came into effect on August 8, 2015 and prohibits practices that restrict market competition through anti-competitive agreements and abuse of a dominant position.  It also requires parties to provide notification and obtain clearance for certain mergers and acquisitions.  The Philippine Competition Act prescribes administrative and criminal penalties for violations of these prohibitions.  While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that any new or existing governmental regulators will not, in the future, take the position that our business practices to have an anti-competitive effect on the Philippine telecommunications industry, nor can we assure you that such regulators will not take that position that we have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future.

In particular, PLDT was engaged in litigation with the Philippine Competition Commission, or the PCC, relating to PLDT’s investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare, or the SMC Transactions.  Although the Court of Appeals, or CA, among other things, compelled the PCC to recognize that the SMC Transactions as deemed approved by operation of law, the CA did clarify that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.  Any future expansion in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects.  In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services.  See Note 10 – Investments in Associates and Joint Ventures – Notice of Transaction filed with the Philippine Competition Commission, or PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislation such as R.A. 10173 (Data Privacy Act of 2012) and its Implementing Rules and Regulations (“Data Privacy Act”) aim to protect individual privacy.  The rules apply to the processing of personal data in the public and private sectors, as well as to acts done or practices engaged in and outside of the Philippines under certain conditions.  From 2018, the National Privacy Commission, or NPC, has gradually shifted its focus from campaigning for Data Privacy Act awareness to compliance checks on entities engaged in personal data processing. Personal data breaches and other controversies relating to the unauthorized processing of personal data both within the Philippines and abroad have also increased public scrutiny on the activities of entities engaged in personal data processing.  Provisions in Data Privacy Act on the Rights of Data Subjects2 and the NTC issuances under MC 05-07-2016 and NTC MC No. 05-06-2007 on the rights of the subscriber on record to their data and Call Data Records highlight PLDT’s statutory obligation to be able to furnish complete and correct data to its users upon their request.  These developments lead to increased impetus on PLDT not only to ensure compliance with Data Privacy Act and similar laws, rules and regulations but also to meet industry best practices and customer expectations on data protection.

Any failure, or perceived failure, by us to make effective modifications to our policies, or to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including Data Privacy Act, could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, damage to the PLDT brands, and a loss of users or advertising partners, any of which could potentially have an adverse effect on our business.

[2]

The Rights of Data Subjects under the Data Privacy Act are as follows: right to be informed whether their personal data is being processed; right to object to the processing of their personal data; right to reasonable access to their personal data; right to rectification of inaccuracy or error; right to erasure or blocking of their personal data; the right to data portability; right to file a complaint; and right to damages due to inaccurate, incomplete, outdated, false, unlawfully obtained or unauthorized use of personal data.

In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users. For instance, in May 2018, the General Data Protection Regulation (GDPR) came into force in the European Union and European Economic Area countries. In the United States, there is also increasing clamor for the enactment of a federal privacy law.

The interpretation and application of privacy, data protection and data retention laws and regulations are often uncertain as these are highly dependent on the local context and culture and they can also be impacted by changes in technology. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-range business planning decisions. If privacy, data protection or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices or operating platforms in a manner adverse to our business.

Inadequate handling of confidential information, including personal customer information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

We possess a substantial amount of personal information of our customers.  In the event an information leak occurs, whether at our end or on the part of our contractors and service providers, we might be subjected to penalties under the data privacy law, our credibility and corporate image may be significantly damaged, and we may experience an increase in cancellations of customer contracts and slower increase in additional subscriptions, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies.  For example, in 2014, we invested in Rocket Internet SE (formerly Rocket Internet AG), or Rocket, to drive the development of online and mobile payment solutions, the fair value of which has declined significantly since our investment.  Due to the significant decline in fair value of our investment in Rocket Internet, we recognized a series of impairments that amount to, in the aggregate, Php11,045 million, since then.  See Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information.  Credit ratings and market values of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors.  As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

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

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment, which are being undertaken.  The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

•	shortages of equipment, materials and labor;

•	delays in issuance of national and local government building permits;

•	work stoppages and labor disputes;

•	interruptions resulting from man-made events (e.g., sabotage), inclement weather and other natural disasters;
•	rapid technological obsolescence;

•	inability of vendors to deliver on commitments;

•	unforeseen engineering, environmental and geological problems; and

•	unanticipated cost increases.

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

A key development in 2018 was the appointment of a Chief Information Security Officer, or CISO, to oversee the implementation and management of information and cyber security processes, especially regarding compliance with the business directions and applicable local and international laws and regulations. PLDT also established the Cyber Security Operations Group, or CSOG, headed by the CISO, to create, implement and operate the information security management system, or ISMS, framework and to support the review and update the security policy.

In regard to cyber security risks, PLDT is vulnerable to cybersecurity threats such as denial of service, ransomware, malware, identity theft, botnets and phishing, among others.  While we have invested in protection technologies that can integrate and enhance our capabilities to fight cybersecurity threats, we cannot assure you that any of such defenses will be effective against or neutralize the effects of any cyber incidents resulting from unintentional cyber security breaches or deliberate attacks on our network infrastructure or computer systems.  Similarly, we cannot assure you that our business will not be significantly disrupted in the event of a security breach or attack. If we fail to timely and effectively prevent the occurrence of any new or existing cyber security incidents, or fail to promptly rectify any such incidents, our business could be significantly disrupted, our results of operations could be materially and adversely affected, and the confidence of our stakeholders could be lost.

In 2018, 223 phishing cases against PLDT employees aimed at obtaining unauthorized access to PLDT’s systems were reported.  This is slightly lower than the 232 reported cases in 2017, but significantly higher than the 92 reported cases in 2016.  Phishing is a persistent threat to PLDT and we have intensified the education campaign on our employees against phishing.  Despite our efforts to battle phishing, if unauthorized access to our systems occur, we may suffer direct financial losses, liabilities to customers and third parties, governmental fines, financial outlay to introduce or upgrade our systems and train employees, and/or reputational damage, any of which may materially and adversely affect our business, financial position and/or results of operations.

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

Natural disasters, terrorist acts or acts of war could cause damage to our infrastructure and result in significant disruptions to our operations.

Our business operations are subject to interruption by natural disasters, power outages, terrorist attacks, cyber-attacks and other events beyond our control.  Such events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may be insufficient for all eventualities.  These events could also damage the infrastructure of the suppliers that provide us with the equipment and services that we need to operate our business and provide products to our customers.  A natural disaster or other event causing significant physical damage could cause us to experience substantial losses resulting in significant recovery time and expenditures to resume operations.  In addition, these occurrences could result in lost revenues from business interruption as well as damage to our reputation.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment.  Our consolidated capital expenditures totaled Php58,490 million, Php40,299 million and Php42,825 million for the years ended December 31, 2018, 2017 and 2016, respectively.  We currently estimate that our consolidated capital expenditures in 2019 will be approximately Php78 billion.

Future strategic initiatives could require us to incur significant additional capital expenditures.  We may be required to finance a portion of our future capital expenditures from external financing sources, some of which have not yet been fully arranged.  There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all.  If we cannot complete our development programs or other capital projects on time due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected.  Furthermore, if we are unable to monetize our investments and generate the expected revenues, our cashflows and gearing may be negatively impacted.

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

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by approximately 28% from a high of Php41.08 for year end 2012 to Php52.56 as at December 31, 2018 and further depreciated to Php52.89 as at March 20, 2019.  We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 13% and 20% were denominated in U.S. dollars as at December 31, 2018 and 2017, respectively.  Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of our consolidated debt amounts was approximately 8% as at December 31, 2018 and 2017, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

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

A significant part of our total revenues and cash flows from operating activities are derived from our subsidiaries, particularly Smart.  Smart has significant internal cash requirements for debt service, capital expenditures and operating expenses and as a result, may be financially unable to pay any dividends to PLDT.  Although Smart has been making dividend payments to PLDT regularly since December 2002, there can be no assurance that PLDT will continue to receive these dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

As at January 31, 2019, the First Pacific Group and its Philippine affiliates, NTT Communications and NTT DOCOMO, and JG Summit Holdings, Inc. and its affiliates, or JG Summit Group, collectively, beneficially own approximately 53.9% in PLDT’s outstanding common stock (representing 31.8% of our overall voting stock).  See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT, and the rights granted pursuant to the Cooperation Agreement, Strategic Agreement and the Shareholders Agreement.

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

As at December 31, 2018, PLDT has three employee unions, representing in the aggregate 5,572, or 32%, of the employees of the PLDT Group.  This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability.  For instance, PLDT experienced significant charges from its manpower rightsizing program in 2018 and 2017, mainly incurred in the fixed-line business.  See Note 5 – Income and Expenses – Compensation and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Each of our different employee groups require separate collective bargaining agreements.  If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

Additionally, on July 3, 2017, PLDT received a Compliance Order from the Department of Labor and Employment of the Philippines, or DOLE, in connection with the non-payment of statutorily required monetary benefits, including the 13th month pay, to certain contractor employees.  On July 31, 2018, the Court of Appeals promulgated a decision granting PLDT’s prayer for an injunction against the Compliance Order and remanded back to the DOLE for further proceedings the computation of the monetary awards, which in the regularization orders amounted to Php51.8 million. We cannot guarantee that PLDT or its subsidiaries will not be subject to similar proceedings or other labor-related regulatory activities, the results of which may have an adverse reputational and/or financial impact. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

For more information on PLDT’s legal proceedings, see Item 8. “Legal Proceedings” and Note 26 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18. “Financial Statements.” While PLDT believes the positions it has taken in these cases are legally valid, the final results of these cases may prove to be different from its expectations.  In addition, there is no assurance that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions.

Our financial condition and operating results will be impaired if we experience high fraud rates related to device financing, credit cards, dealers, or subscriptions.

Our operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription, or dealer fraud. If our fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as customers, national retailers, dealers, and others, the resulting loss of revenue or increased expenses could have a material adverse effect on our financial condition and operating results.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies.  In December 2018, the Philippines’ long-term foreign currency-denominated debt was affirmed by Fitch Ratings, or Fitch, as investment-grade with a rating of BBB with a stable outlook, and Standard and Poor’s, or S&P, and Moody’s Investor Service, or Moody’s, affirmed the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB+ and Baa2, respectively, with a stable outlook.  Though investment grade, the relatively low sovereign rating of the Philippine Government will directly and adversely affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign.  No assurance can be given that Fitch, Moody’s, S&P, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT.  Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

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

We had a market capitalization of approximately Php291,675 million, or US$5,399 million, as at December 31, 2018, representing one of the largest market capitalizations among Philippine-listed companies.  We had total revenues of Php164,752 million, or US$3,135 million, and net income attributable to equity holders of PLDT of Php18,916 million, or US$360 million, for the year ended December 31, 2018.

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

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8556.  Our website address is www.pldt.com.  The contents of our website are not a part of this annual report.

Recent Developments

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future subscription pending the approval by the Philippine SEC of the capital increase of Multisys.

On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Loss of Control of PCEV over VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR & Co., Inc., or KKR, and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent Holdings Limited, or Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

On November 26, 2018, PLDT, the International Finance Corporation, or IFC, and IFC Emerging Asia Fund, or IFC EAF, a fund managed by IFC Asset Management Company, entered into subscription agreements under which IFC and IFC EAF, the follower investors, will separately subscribe to and VIH will allot and issue to the follower investors a total of up to US$40 million Convertible Class A Preferred Shares of VIH pursuant to the upsize option.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing rules and regulations.  In addition, the Bangko Sentral ng Pilipinas confirmed that it interposes no objection to the investment.

On November 28, 2018, VIH received the US$175 million funding from KKR and Tencent.  Subsequently, VIH received the US$40 million funding from IFC and IFC EAF.  As a result, PCEV’s ownership was reduced to 48.74% and retained only two out of the five board seats in VIH, which resulted to a loss of control.

ePLDT’s Additional Investment in ePDS

On March 5, 2018 and August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php134 million and Php66 million, respectively, thereby increasing its equity interest in ePDS from 67% to 95%.

Sale of Rocket Internet Shares

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million Rocket Internet shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online Investments Pte. Ltd., or PLDT Online, committed to accept the Offer of Rocket Internet for at least 7 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares, reducing its share capital of the company to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing the equity ownership in Rocket Internet from 2.1% to 1.7%.

Conversion of PLDT Online’s iflix Convertible Note

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

On December 15, 2018, the US$1.5 million convertible note held by PLDT Online was converted into 1.0 million Series B Preferred Shares of iflix upon the occurrence of the cut-off date.  After the conversion of all outstanding convertible notes, PLDT Online’s equity ownership in iflix was reduced from 7.3% to 5.3%.

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

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc.”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

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

On December 20, 2018, Matrixx entered into a Repurchase Agreement with PLDT Capital to repurchase all of its capital stock held by PLDT Capital including a warrant to purchase capital stock for US$5 million.  The transaction closed on the same day.

Investment of iCommerce in Philippines Internet Holding S.à.r.l., or PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a joint venture agreement designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., or AIH, which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of Voyager, replaced the latter as shareholder of PHIH on October 14, 2015 and held a 33.33% equity interest in PHIH.

The objective of PHIH was the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million was requested in 2016 and remained outstanding.

On September 15, 2017, AIH initiated arbitral proceedings via the German Arbitration Institute (DIS) against iCommerce for not settling the €2.6 million contribution.  AIH required the payment of €2.6 million plus interest and all costs of the arbitral proceedings.

On December 14, 2017, the management and operations of iCommerce was transferred from VIH to PLDT Online.  As a result, VIH ceased to have any direct interest in iCommerce and any indirect interest in PHIH. See Note 2 – Summary of Significant Accounting Policies – Transfer of iCommerce to PLDT Online to the accompanying audited financial statements in Item 18.

On April 19, 2018, iCommerce, together with PLDT and Voyager, executed a Settlement Agreement with AIH to terminate the arbitral proceedings and to settle disputes over rights and obligations in connection with the PHIH agreements.  On the same date, iCommerce executed a Share Transfer Agreement with AIH to transfer its PHIH shares to AIH.  As a result, iCommerce gave up its 33.33% equity interest for zero value and its claims over the remaining cash of PHIH. iCommerce, AIH and PHIH waived all other claims in connection with PHIH, including any claims against iCommerce.

In separate letters dated April 26, 2018, iCommerce and AIH informed the DIS that both parties have concluded an out-of-court settlement with AIH requesting for the termination of the arbitral proceedings.

On May 7, 2018, iCommerce received the order of the DIS for the termination of the arbitral proceedings and the administrative fees to be paid in relation to the arbitral proceedings.  With the foregoing, iCommerce has completed the exit from the joint venture.

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various digital investments under PCEV.

On March 14, 2018, PCEV entered into a Share Purchase Agreement with Voyager to purchase 53 million ordinary shares of VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018.

On March 14, 2018, VIH entered into Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million.  The total consideration was settled on April 16, 2018.

On April 12, 2018, PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH with a par value of SG$1.00 per ordinary shares, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

Sale of PCEV’s Receivables from MPIC

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million, which was settled on March 5, 2018.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million, which was settled on April 2, 2018.

Agreement between PLDT, Smart and Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

On September 28, 2018, PLDT and Amdocs expanded their strategic partnership under a new six-year service agreement to consolidate, modernize and manage PLDT and Smart’s IT Infrastructure, to further enhance customer experience and engagement.

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

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all costs related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunications company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest from CURE as a condition to the sale and transfer of DTPI shares to PLDT.

For more information relating to the (1) DOLE Compliance Order to PLDT, see Note 26 – Provisions and Contingencies; (2) Petition against the Philippine Competition Commission, see Note 10 – Investment in Associates and Joint Ventures; and (3) Wilson Gamboa and Jose M. Roy III Petition, see Note 26 – Provisions and Contingencies, to the accompanying audited consolidated financial statements Item 18. “Financial Statements”.

Business Overview

As at December 31, 2018, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

Our wireless business focuses on driving the growth in our data services while managing our legacy business of voice and SMS.  We generate data revenues from across all segments of our wireless business, whether mobile internet using smartphones or mobile broadband using pocket wifi and other similar devices.

We provide (a) mobile services, (b) home broadband services, and (c) MVNO and other services, through our wireless business, which contributed approximately 98% and (collectively for home broadband, and MVNO and other services) 2%, respectively, of our wireless service revenues in 2018.  Mobile data usage has surged in the past several years while voice and SMS usage has slowed down.  Wireless revenues contributed 54% of our consolidated revenues in 2018 as compared to 58% and 63% for the years ended December 31, 2017 and 2016, respectively.  Our mobile service revenues, were 90%, 91% and 93% of our total wireless revenues in 2018, 2017 and 2016, respectively.

Our mobile services, which accounted for approximately 98% of our wireless service revenues for the year ended December 31, 2018, are provided through Smart and DMPI with 60,499,017 total subscribers as at December 31, 2018 as compared to 58,293,908 total subscribers as at December 31, 2017, and 62,763,209 total subscribers as at December 31, 2016, representing a combined market share of approximately 45%, 49% and 50% as at December 31, 2018, 2017 and 2016, respectively.  Our mobile revenue market share has been eroding due to the combined impact of aggressive price competition and the consequent loss of subscriber market share.  This was exacerbated by a larger proportion of legacy revenues from SMS and international voice relative to competition, that offset growth in our mobile data revenues.  However, mobile penetration in the Philippines increased to approximately 133% in 2018 from 118% in 2017, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2018, approximately 96% of our mobile subscribers were prepaid service subscribers.  The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

LTE SIMs and smartphone ownership among our subscribers grew significantly this year, resulting in a substantial increase in our mobile data revenues.  As a result, our mobile internet revenues, which are part of our mobile data service revenues, increased by Php13,121 million, or 65%, to Php33,207 million in 2018 from Php20,086 million in 2017.  Our mobile internet revenues contributed 87% and 76% of our mobile data service revenues in 2018 and 2017, respectively.  Conversely, mobile broadband revenues, which are derived from the use of pocket wifi and other similar mobile broadband devices, decreased by Php1,441 million, or 24%, to Php4,589 million.

Smart’s and DMPI’s wireless networks provide extensive voice and broadband coverage in the Philippines, covering substantially all of major metropolitan areas and most of the other population centers in the Philippines.  Our low spectrum band resources (700MHz, 850MHz and 900MHz) are primarily used to provide coverage whilst higher spectrum bands (1800MHz, 2100MHz, 2300MHz and 2600MHz) provide extended coverage and additional capacity.  Our communications network supports HSPA+ (for 3G) and LTE-Advanced to provide improved broadband experience for our customers.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients.  Our fixed line business group offers voice, data and miscellaneous services.  We had 2,710,972 fixed line subscribers as at December 31, 2018, an increase of 47,762, or 2%, from 2,663,210 fixed line subscribers as at December 31, 2017, mainly due to higher net additions in 2018 compared with 2017.  Revenues from our fixed line business were 52%, 49% and 44% of our consolidated revenues for the years ended December 31, 2018, 2017 and 2016, respectively.  International voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services.  An increase in our data service revenues in recent years has mitigated such decline to a certain extent.  Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 14,584-kilometer long DFON is complemented by an extensive digital microwave backbone network operated by Smart.  This microwave network complements the higher capacity fiber optic networks and is vital in delivering reliable services to areas not covered by fixed terrestrial transport network.  Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area.  Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have economic interests.

See Item 4. “Information on the Company – Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Others

Our other business in 2018 consisted primarily of VIH and certain subsidiaries, the digital innovations arm of PLDT and Smart, which was deconsolidated from PCEV effective November 30, 2018; PCEV, an investment holding company, which owns an 8.74% effective interest in Meralco as at December 31, 2016 through its 25% equity interest in Beacon, until the full divestment of Beacon shares to MPIC on June 13, 2017.  PLDT Global Investments Corporation, or PGIC, which owns an 18.32% economic interest in Beta, an investment holding company of SPi Technologies, Inc. and its subsidiaries, or SPi Group, where we reinvested approximately US$40 million of the proceeds from the sale of BPO in 2013; PLDT Digital Investments Pte. Ltd., or PLDT Digital, an investment holding company, which owns a 1.7% equity interest in Rocket Internet, through its wholly-owned subsidiary, PLDT Online; and PLDT Global Holdings, Inc., or PGIH, an investment holding company, which completed the closing of its investment in Multisys in December 3, 2018.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Plans” for capital expenditures planned for 2019 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2016, 2017 and 2018.

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

On March 2, 2018, PCEV entered into a RPA with various financial institutions to sell a portion of its receivables from MPIC amounting to Php5,550 million for a total consideration of Php4,852 million.  On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC amounting to Php2,230 million for a total consideration of Php2,124 million.

On May 4, 2018, Rocket Internet accepted the tender offer of PLDT Online of 6.8 million shares for a total consideration of €163.2 million, or Php10,059 million, which was settled on May 9, 2018.

On November 28, 2018 and December 10, 2018, VIH received the US$175 million funding from KKR and Tencent, and the US$40 million funding from IFC and IFC EAF, respectively.

See Item 4. “Recent Developments” for further information.

Organization

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands.  PLDT, Smart, TNT and Sun are widely recognized brand names in the Philippines.  We have built the PLDT brand name for 90 years as the leading telecommunications provider in the Philippines.  Smart is recognized in the Philippines as an innovative provider of high-quality mobile services.  The TNT brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand.  Since its launch in 2003, Sun has built considerable brand equity as a provider of “unlimited” services.  Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•	Leading Market Shares. We have maintained our position as a market leader in fixed line and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources.  We derive our revenues from two of our business segments, namely, Wireless and Fixed Line.  Revenue sources of our wireless business include mobile (voice, SMS, mobile data, and inbound roaming and other mobile services), home broadband, and MVNO and other services.  The revenues from data services, particularly mobile internet services, have been increasing over the past several years but were offset by the continued decline of mobile voice and SMS revenues.  Our fixed line business derives service revenues from voice (local exchange, international and domestic services), data and miscellaneous services.  The revenue contributions from our home broadband, corporate data and leased lines, and ICT services compensated for the declining revenues from international and domestic fixed line services due to pressures on traditional fixed line voice revenues as a result of the popularity of OTT service providers.

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

•

Innovative Products and Services.  VIH, (through its subsidiaries Voyager and PayMaya) is the digital innovations arm of PLDT and Smart.  VIH creates and launches platforms, services and solutions for emerging markets in the areas of digital financial services, access including sponsored data, data-in-sachets, digital marketing solutions, and the incubation of other new technologies.  Through Voyager and PayMaya, VIH offers various digital financial services and financial technology solutions.  VIH was deconsolidated from PCEV effective November 30, 2018.

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

•

Strengthen our leading position in the data and broadband market.  Leveraging on the strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business, particularly mobile internet.  Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services.  We will also accelerate the deployment of new base stations to boost quality and coverage, and accommodate technology bands under the co-use arrangements we entered into with BellTel, one of VTI’s subsidiaries.

•

Provide the customer a superior data experience. We are in the process of executing our digital transformation strategy through our wireless business focusing on: (i) investing in network infrastructure to improve 3G and 4G coverage and capacity, as well as network resilience;
(ii) upgrading service development platforms to improve customers’ ease-of-use, billing systems, customer interface; and (iii) expanding our content portfolio to include entertainment, peace-of-mind/convenience, and games, among others.

•

Maintain a strong financial position and improve shareholder returns. In 2018, we paid out dividends approximately 60% of our core earnings.  We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas.  As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses.  We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses.

Business

Wireless

We provide mobile, home broadband, and MVNO and other services, through our Wireless business segment.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Systemwide mobile subscriber base	60,499,017	58,293,908	62,763,209
Prepaid	58,178,978	55,776,646	59,952,941
Postpaid	2,320,039	2,517,262	2,810,268
Home Broadband subscriber base(1)	11,553	237,354	270,203
Growth rate of mobile subscribers
Prepaid	4%	(7%)	(8%)
Postpaid	(8%)	(10%)	(21%)
Growth rate of Home Broadband subscribers	(95%)	(12%)	4%

(1)	Home Ultera and WiMax businesses were transferred to PLDT beginning 2018.

Mobile Services

We offer mobile communications services all over the country under the brand names Smart, TNT and Sun to focus on the needs of specific segments of the market. With a continuous and in-depth consumer understanding program, each of our brands strive to provide relevant products and cater to the communications, entertainment and services requirements of our target market segments.

In 2018, we clustered programs consistent with our key objectives: (i) reinforcing our LTE network; (ii) migrating subscribers to LTE; and (iii) driving mobile data usage and monetization.

Reinforcing our LTE Network

We strive to provide our customers across the country with a world-class mobile data experience through a superior LTE network in terms of coverage, capacity, quality and internet speeds.

Smart marked a milestone in 2018 as we fulfilled our commitment to the NTC to provide broadband coverage to at least 90 percent of cities and municipalities in the Philippines. Smart made the three-year commitment when the NTC granted the use of frequencies back in 2016.

Smart also continued the roll-out of LTE-Advanced (LTE-A) and carrier aggregation technology, which allows the combination of two or more radio frequency bands in order to deliver much faster data speeds to mobile phone users.

Smart also activated 4x4 Multiple Input, Multiple Output (MIMO) and 256 Quadrature Amplitude Modulation (QAM) technologies in very high data traffic locations within Metro Manila to further boost speeds.

In November 2018, Smart launched the country’s first 5G cell sites in the Makati Central Business District with technology partner Huawei, and at the Clark Freeport Zone (CFZ) in Pampanga with technology partner Ericsson. Smart also made the country’s first successful video call on a 5G connection between the newly launched Smart 5G cities Makati City and Pampanga.

Migrating Customers to LTE

Leveraging our improved network, we increased efforts to migrate our subscribers to LTE.

In 2018, Smart rolled out an LTE education campaign for Smart, Sun and TNT customers, and urged them to conveniently upgrade to LTE using the Smart LTE-Ready Self-Service Upgrade SIM.

Smart also continued its strategic partnerships with vendors of LTE-capable smartphones, and distribution partners that bundled LTE SIMs with LTE-capable smartphones.

Driving Mobile Data Usage and Monetization

To suit the demands of our varying consumer segments, we introduced new data offers aimed at introducing customers to the many benefits of mobile internet, and stimulating their data usage.

Smart Prepaid

In April 2018, Smart Prepaid partnered with YouTube to launch Free YouTube Every Day promo.

Aimed at introducing more customers to video streaming, Free YouTube Every Day gave prepaid users of Smart, TNT and Sun up to 1 hour of free YouTube streaming daily when they register to select prepaid promos.  The promo, which ended in October 2018, ran for six months and grew YouTube traffic in the Smart Network by nearly 15 times among subscribers compared to the start of the promo.

Following the success of Free YouTube Every Day, Smart Prepaid introduced Video Every Day promo in November 2018, this time to give prepaid subscribers of Smart, TNT and Sun an additional 1 hour of streaming on YouTube, iflix, NBA League Pass, iWant, and Cignal Play when they register to select GigaSurf packages.

In December, to mark Smart’s 25th anniversary, Smart Prepaid spearheaded the Smart Amazing 25 promo. The company’s biggest promo to date, Smart Amazing 25 gave all Smart, TNT and Sun customers a chance to win smartphones, data, MVP Rewards points, and the grand prize of Php25 million cash – every time they registered to select promos or paid their bill in full and on time.

TNT

TNT, Smart’s value brand, reinforced its efforts to reposition itself as a data brand.  In April 2018, TNT kicked off its Tropa Trip Summer Fest, which gathered subscribers to a day of games and entertainment that highlighted the brand’s data offers.

In July 2018, TNT launched a campaign to promote Free YouTube Every Day. The campaign was reinforced by TNT YouTube Breaktime, a series of mall activations held in Manila, Cavite, Pampanga, Nueva Ecija, Bacolod, and Davao.  The YouTube promo for TNT subscribers ended last October 31, 2018.

In November 2018, TNT sought to introduce more subscribers to mobile internet with the launch of SurfSaya, of which one variant offers 300MB open access data plus 100MB per day for Facebook and Messenger; unlimited calls to TNT, Smart and Sun; and unlimited texts to all networks, valid for three days for only Php30.  The promotion will run until May 2019.

Smart Postpaid

In line with our Wireless business segment’s strategy to drive mobile data usage among customers, Smart Postpaid launched GigaX Plans in February 2018.

The data-packed plans offer generous open access data, a separate data allocation for video streaming, and a data rollover feature that allowed subscribers of Plan 999 and above to enjoy their unused data from the previous month.

As part of the launch of GigaX Plans, Smart partnered with leading phone manufacturers Samsung, Huawei and Oppo to highlight advanced devices.  The new GigaX plans also provided new subscribers as much as two times more data during the first six months.

Moreover, Smart Postpaid sustained its device amortization model, which gave subscribers the flexibility to choose and bundle any device with their line-only plans for a fixed cost each month. With this, Smart Postpaid continued to bring in the latest and highly-anticipated flagship devices from Samsung, Huawei, and Apple with aggressive acquisition and re-contracting campaigns.

As additional perk to subscribers, Smart expanded its Free YouTube Every Day promo to include postpaid customers, giving them additional 1 hour of free YouTube streaming daily on top of their monthly plan inclusions from June to July 2018.

Smart Postpaid also partnered with content providers so customers may charge their monthly subscriptions to the NBA League Pass and Netflix to their postpaid bill.

Launched in May 2018, Smart Postpaid’s partnership with NBA allows customers to watch live and on-demand NBA games online and via their mobile devices, and access NBA highlights, game recaps, and daily top plays, among other content via the NBA League Pass.

Additionally, Smart and Netflix launched their partnership in December 2018 to give subscribers convenient way to stream Netflix.

Smart Bro

As Smart’s mobile broadband brand, Smart Bro continued its initiatives to encourage more subscribers to adopt LTE-capable devices so they may benefit from faster and more reliable mobile internet connectivity.

Smart Bro drove LTE penetration by providing competitively-priced LTE Pocket WiFi Prepaid Kits as well as Smart Bro Postpaid Plans throughout the year.

In June 2018, Smart Bro offered the iPad 6th Gen (32GB) bundled with an LTE Pocket WiFi with 6GB monthly data allocation.

Smart Bro also pushed its swap program that sought to replace 3G mobile broadband devices with LTE Pocket WiFi units.

Sun

Sun strengthened its efforts to stimulate data usage among subscribers through its best-value mobile internet offers with Sun-to-Sun calls and texts.

In April 2018, Sun promoted the Free YouTube Every Day promo in a campaign that positioned YouTube as a platform for users to develop knowledge and skills. Under the promo, Sun subscribers enjoyed up to one hour of Free YouTube streaming with every registration to select prepaid promos.

In June 2018, Sun Postpaid launched Non-Stop LTE Plans, which feature non-stop access to Facebook, Facebook Messenger, and Google Search; open access data to access other apps, websites, and games; unlimited Sun-to-Sun calls and texts; and inclusions for texts to other networks.

To increase customer access to video content, Sun Postpaid partnered with iflix and iWant to give subscribers free one month access to the streaming services.

In November 2018, following LTE network upgrades across Cebu, Sun introduced the program ‘Para Nimo Cebu’. The program encouraged customers to swap their old Sun 3G SIMs with the new Sun LTE SIMs, and to take advantage of Sulit Surf Plus promos, which come with a complete combination of open access data, unlimited tri-net calls, and unlimited all-net texts.

Rates

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  Beginning the second quarter of 2017, a prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

Smart Prepaid call and text cards and TNT prepaid cards are sold in three different tiers, while Smart eLoad’s over-the-air reloads are available in multiple denominations as well.  The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by NTC and DITC.

Smart also offers fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage.  These bucket packages, which offer data packages with fixed amount of text messages and call minutes for a limited validity period, have proven to be popular with subscribers.

Smart also offers unlimited text with voice and data allocation under its various brands in order to be competitive.  These plans include high data allocation, unlimited text to all networks, and call minutes with monthly service fees. Additional charges at different rates for usage in excess of the allocated amounts, depending on the monthly plan.

Smart subscribers pay an international direct dialing rate, which applies to most destinations, including the United States, Hong Kong, Japan, Singapore, United Kingdom and United Arab Emirates.  Smart charges different rates for 29 other destinations.  Smart subscribers also have the option of calling at more affordable rates through Smart Sulit IDD load.

International web browsing was also made more affordable and convenient with Roam Surf, whereby subscribers automatically enjoy web browsing abroad for a fixed rate per day, open to both Smart Postpaid and Prepaid subscribers and covering over 120 countries within the Americas, Asia, Africa, Europe, and Oceania.  Data allocation may vary depending on country of destination.  We also offer Smart Travel WiFi, a broadband device that provides high-speed internet service in over 100 countries, which is powered by virtual SIM technology that enables local connectivity for up to five devices to local networks in Asia and elsewhere in the world.

Another data roaming service of Smart is Roam Chat, which offers Smart Prepaid and Smart Postpaid to use five popular chat messaging apps, Viber, WeChat, Line, Telegram and WhatsApp, while roaming abroad in over 120 countries.

In compliance with Memorandum Circular No. 05-07-2018 issued by the National Telecommunications Commission, or NTC, the interconnection rate for our voice calls was reduced to Php0.50 per minute from Php2.50 per minute, and the rate for SMS was down to Php0.05 per message from Php0.15 per message effective September 1, 2018.

Sales and Distribution

Distributors and Dealers

We sell our mobile services primarily through our regional and key account partners that generally have their own direct sales forces and retail networks.  We currently have 19 exclusive regional and 105 exclusive provincial distributors, and 107 key account partners, 25 of which are exclusive.  A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their owned telecommunications outlets.  Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products.  Smart’s over-the-air reloads called Smart eLoad, moved Smart into a new realm of distribution that approximates those of fast-moving consumer good companies.  These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, required a distribution network that approximates those of fast-moving consumer goods companies.  Sun also offers over-the-air reloads through Sun’s Xpress Load.  Starting with just 50,000 outlets when it was launched, our distribution network now encompasses approximately 1.4 million retailers with

Smart and Sun combined.  These retailers must be affiliated with one of Smart’s and Sun’s authorized regional and provincial distributors.  With the prepaid reloading distribution network now extended to corner store and individual retailers, Smart’s prepaid service became more affordable and accessible to subscribers.

Retail Stores

Retail Stores are company owned Smart Stores with 115 branches and Sun Shops with 91 branches that showcase our Company’s products and services to customers nationwide.  Our frontlines enable unique digital experiences through daily customer interaction.  We offer enticing products and services based on the customer needs. We also cater for customer aftersales request and inquiries.  Our Stores also accepts payment for bills, postpaid and prepaid sales.

Satellite Branches which has a total of 46 stores nationwide are partner-owned Smart and Sun branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

In November 2018, we unveiled our PLDT-Smart converged store in Makati CBD. The store is a one-stop digital hub and store for PLDT, Smart, and Cignal products. The store also has a digital self-service counters which allow subscribers to view and print their bills, check account details, request for repairs and other services.  The store also features interactive booths that allow guests to browse the internet, play games, watch videos or listen to music inside the store.

Enterprise Business

Enterprise Business is the group responsible in marketing and selling Smart and Sun products and services to Corporate clients. Services offered include Smart and Sun Postpaid and Broadband services with bundled phones, tablets and other routers, Smart Infinity, M2M and IOT solutions and platform solutions such as Messaging Suite and Bizload. Our Enterprise Business Group also partners with software and application vendors in various industry-specific solutions and mobile security.

These services are being sold primarily through PLDT Enterprise team and it’s two major groups, Alpha and SME. Alpha is the relationship arm of PLDT Enterprise for the top three thousand corporate clients while SME handles the relationships for the small and medium enterprises. New channels include the Micro SME segment, which sells through the brick and mortar stores and online, and the Enterprise Extension which handles sales to employees of existing Enterprise clients.

Emerging Channels

The Emerging Channels Group leads in identifying and growing new and non-traditional channels. The team aims to ensure that we are equipped to maximize opportunities presented by industry trends and new technologies. We enable the customer to avail of a new service or upgrade their existing subscription.  Emerging Channels is composed of Telesales, Online, and Postpaid Field Sales.

Telesales

We reach out to our subscribers to offer the latest promos and services. Our Telesales agents, in partnership with different contact center providers, enable existing subscribers to upgrade their mobile and broadband experience at the comfort of their own home.

Online

Consumers can also enjoy the convenience of availing our service through the Smart Online Store, where they can transact online to choose phones and apply for new postpaid plans, renew an existing plan, buy prepaid SIM and devices, or subscribe for e-load and various add-on promos. We also have My Smart App and Paywall that allows add-on promo availment via load conversion or bill on top.

Postpaid Field Sales

In October 2018, we launched a new channel called Postpaid Field Sales (PFS). PFS is a new group which was built for an outbound sales attack for Postpaid targeting the corporate individual and capable communities. Through the development and growth of this new channel, we would be able to regain the wireless postpaid stronghold.  Starting with 52 territories, complemented by distributor partners, PFS has been on the road towards exponentially growing the mobile postpaid business.

Home Broadband Service

HOME Ultera is a fixed wireless broadband service being offered under PLDT’s HOME brand.  HOME Ultera, powered by LTE technology, is specifically designed for the home and offers customized packages.

HOME Ultera and WiMax businesses were transferred to PLDT effective January 1, 2018.

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

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Systemwide fixed line subscriber base	2,710,972	2,663,210	2,438,473
Postpaid	2,683,037	2,634,157	2,406,881
Prepaid	27,935	29,053	31,592
Growth rate of fixed line subscribers
Postpaid	2%	9%	6%
Prepaid	(4%)	(8%)	(6%)
Number of fixed line employees	8,772	6,832	7,205
Number of local exchange line subscribers per employee	309	390	338

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

Currently, the PLP postpaid regular service offers the following two plans: (i) Plan 600 and (ii) Plan 1,000, both of which include unlimited local outgoing calls.  Another postpaid service currently offered is the Call All plan wherein PLP is bundled with PLDT fixed line service.  Call All can also be availed as an add-on service to a fixed main line.

We also provide three levels of PLP prepaid service, each of which offers a different number of minutes and duration of validity.

International Service

Our international service consists of packet-based voice services and data services that go through our IGFs.

We have been pursuing a number of initiatives to sustain our international service business, including: (i) adjusting slightly our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) interconnecting popular communication service providers (like Skype and Viber); (iv) introducing a number of marketing initiatives, including implementation of voicemail service and establishment of new voice services (Bucket IDD and Local Number Service); and (v) grow international data sales leveraging on PLDT’s sub-sea cable ownership and reach.

In addition, PLDT Global is also working to increase the presence of PLDT in other international markets by offering products and services such as international prepaid calling cards, virtual mobile services, SMS transit and other global bandwidth services.  These strategies are intended to help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2018, 2017 and 2016:

	Net Settlement
	2018	2017	2016
	(US Dollars in millions)
Saudi Arabia	18	36	43
United Arab Emirates	12	10	28
Hong Kong	8	6	7
Canada	4	6	6
Qatar	2	1	1
United States	2	10	15
Japan	2	2	3
Australia	2	1	2
Cyprus	1	1	1
Others	4	11	9
Total	55	84	115

Rates

Rates for outbound international calls are based on type of service, whether operator-assisted or direct-dialed.  Our rates are quoted in U.S. dollars and are billed in Philippine pesos.  We charge a flat rate per minute to retail customers for direct-dialed calls, applicable to all call destinations at any time on any day of the week.

We also offer international service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services to 101 calling destinations/countries.  The PLDT Budget Card can now be used by Smart, Sun & TNT prepaid and postpaid subscribers in making international calls.

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

Mobile substitution, OTT voice call alternatives and the widespread availability and growing popularity of alternative, more economical to free non-voice means of communications, such as e-mails, SMS and social networking sites, have negatively affected our domestic call volumes.

Rates

Rates for domestic calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed.  However, PLDT simplified these rates in recent years for calls originating from and terminating to the PLDT fixed line network and for calls terminating to fixed line networks of other LECs.  PLDT also simplified its rates for calls terminating to mobile subscribers.

In addition, PLDT bundles the free PLDT-to-PLDT calls in some promotions and product/service launchings in order to stimulate fixed line usage.

Data Services

Our data service revenues include charges for broadband, leased lines, Ethernet-based and IP-based services.  These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data services as at and for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Systemwide home broadband subscriber base	1,812,037	1,713,527	1,450,550
Growth rate of home broadband subscribers	6%	18%	16%

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments.  These segments registered the highest percentage growth in revenues among our fixed line services from 2016 to 2018.

Home Broadband

PLDT HOME remains the nation’s leading home broadband service provider, now serving 1.9 million subscribers nationwide as of December 31, 2018, up from 1.6 million subscribers as at December 31, 2017.  PLDT HOME’s broadband data services include Home DSL, Prepaid Home Wifi, and Home Fibr.PLDT HOME provides broadband services through its existing copper network and a nationwide roll-out of its FTTH network.  PLDT’s FTTH nationwide network rollout reached over six million homes passed in 2018.

In 2017, PLDT HOME launched its initial set of fiber-powered “PLDT SmartCities,” in Toledo City, Cebu, General Santos City, Naga City, South and East Metro Manila, Rockwell Center, and Cavite as the first “PLDT Fibr-powered SmartProvince.”.  In 2018, we installed fiber optic cables in over 190 new cities and municipalities from Luzon, Visayas and Mindanao.

To complement the build-out of its fiber network, PLDT HOME is also upgrading its current copper network and the roll-out of FTTH.  In 2017, PLDT also started the deployment of V-fiber using hybrid fiber technologies, such as vectored very-high-speed DSL or VVDSL, that can deliver fiber speeds through copper lines in residences and offices.  PLDT has the country’s most extensive transmission and distribution network infrastructure, which now has about 244,000 kilometers of fiber optic cables that transport the growing data traffic of its fixed line and mobile networks.

SmartHome

PLDT HOME  is strongly committed to providing digital home lifestyle service packages that bundle high-speed internet with compelling digital services.  PLDT HOME has almost half a million existing subscriptions nationwide.

For improved Smart Home connectivity, PLDT Home started to offer Whole Home Wifi, the Philippines’ first intelligent Home Wifi technology designed to blanket the entire home with wireless connectivity.

To strengthen its Smart Home suite of connectivity services, PLDT Home launched an exclusive partnership with Google to bring the Google Wifi to the Philippines. Google Wifi is a mesh networking system that aims to eliminate dead zones and provide strong and fast signals for all connected devices at home.

PLDT Home also introduced Telpad, the world’s first landline, broadband and tablet service in one. It is a device package that combines a telephone with a tablet that lets user to take and make calls, and browse the internet at the same time.

The Peace of Mind suite of services of PLDT Home features security-enhancing products like the home monitoring system Fam Cam, launched in partnership with network solutions giant D-Link, and the online safety solution Fam Zone which is Australia’s leading online parental control platform.

For Entertainment, PLDT HOME introduced Roku-PoweredTM TVolution, an all-in-one, plug-and-play device that brings HD TV channels and Subscription Video-on-Demand services.

In 2018, PLDT further strengthened its partnership with these content partners and released the new PLDT Home TVolution Lite powered by Roku®, a streaming device.

PLDT Home also teamed up with global technology leader Samsung to offer new and current PLDT Home Fibr subscribers an exclusive offer that allows them to upgrade their plans with Samsung Smart TV and get free one year iflix subscription.

PLDT Home also partnered with the National Basketball Association, or NBA, for a multiyear venture that made select offerings of the NBA’s premium live game subscription service, available to more than 62 million PLDT Home and Smart subscribers in the Philippines.

PLDT Home also offered the Best Buy Bundle - product bundles that enable subscribers to mix and match their unlimited PLDT Home Fibr, Smart mobile, and Cignal Pay TV plans from the brands PLDT Home, Smart, and Cignal TV.

Prepaid Home Wifi

Internet usage at home in the Philippines has been steadily increasing over the past five years. This has been brought about by the increase in internet-capable gadget penetration, driven largely by growing smartphone ownership.

In response, PLDT launched its first ever PLDT Home Prepaid WiFi, an affordable wireless Internet service. PLDT Home Prepaid WiFi is powered by Smart’s LTE network.

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

International leased lines and other data services consist mainly of: (i) iGate, our dedicated internet access service, which provides businesses with a high-speed, managed connectivity to the global internet; (ii) Fibernet, which provides cost-effective, managed international high bandwidth point-to-point private data networking connectivity, through our global points of presence and international alliances, to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, which provide web acceleration, network security, content delivery and other data networking services to multinational companies.

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

Miscellaneous

Miscellaneous services provide facilities management, rental fees, and other services which are conducted through our wholly-owned subsidiary, ePLDT, which, together with its subsidiaries, is a broad-based integrated information and communications technology company.

Others

Digital Platforms and Mobile Financial Services

Voyager Innovations, Inc., or Voyager, focuses on developing customer-centric digital platforms, services and solutions for emerging markets in the areas of financial services.  Its payments platforms support thousands of small, medium and big enterprises to accept cashless payments.

PayMaya Philippines, Inc., or PayMaya, the digital payments arm of Voyager, is the leading digital financial services company in the country.  It is an e-money issuer, licensed and regulated by the BSP.

PayMaya app and wallet  is the leading e-wallet app in the Philippine market, recognized by over 36% of the country’s adult population, based on the BSP 2017 National  Financial Inclusion Survey.  It enables Filipinos to have a financial account in a matter of minutes. PayMaya also powers Smart MasterCard and MVP Rewards.

PayMaya Business provides a suite of digital payments solutions, which allow businesses to receive payments from all cards anytime, anywhere, and on any device. PayMaya Enterprise, meanwhile, offers communities, local government units, and companies with easy disbursement and payment solutions.

Smart Padala is the leading local remittance network in the market with over 26,000 outlets nationwide as of end-December 2018, allowing anyone to remit funds to any mobile number in the Philippines.

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

Smart launched its 4G LTE network in August 2012.  As at December 31, 2018, Smart has deployed LTE to more than 3,100 sites outside of the key metropolitan areas and our mobile broadband services have covered 90% of all cities and municipalities as committed to the NTC.

In November 2018, Smart Communications and PLDT launched Smart 5G Cities in Pampanga and Makati, which provide a more flexible and powerful platform for more compelling and relevant services.

As at December 31, 2018, Smart has established 15,784 LTE base stations, of which 14,382 are for mobile LTE and 1,402 are for fixed wireless LTE, throughout the Philippines for its LTE network coverage.

Home Broadband

Home Broadband offers fixed wireless broadband internet connectivity to both residential and corporate clients.  It also maintains and operates WiFi hotspots installations that serve mobile internet users.  Smart also upgraded its 3G network to High-Speed Downlink Packet Access to provide users with high download data rates and an improved broadband experience.  Roughly 2,500 of Smart’s base stations are now fixed wireless broadband-capable, covering most of the key cities and the other populated centers in the country.  These are strategically colocated in Smart’s mobile base stations that allow it to efficiently reach many subscribers.  For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach.  As at December 31, 2018, we have managed to modernize NGN soft switches including international gateways, and are expanding the wireline infrastructure in areas we believe are unserved and underserved areas.

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

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises.  To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure good internet quality even kilometers away from the serving exchange.  This new optical fiber distribution network will eventually replace conventional copper cable.  At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, download speed and 1Gbps upload speed.  Its huge bandwidth enables us to deliver high-bandwidth content and services to our subscribers.  These include high definition broadcast television, video-on-demand, and other new services being offered by leading telecommunications companies outside the Philippines.  We have been testing FTTH since 2006 and in 2012 began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila.  Initially, we are deploying FTTH in greenfield areas. In the last quarter of 2015, we started deploying it in existing service areas to support the growing demand for higher DSL speed. With the intention to maximize the existing copper cable to deliver high speed broadband, PLDT adopted vectored VDSL technology in vertical (buildings) and horizontal deployments to provide data rates up to 100Mbps.  In 2018, we have accelerated the replacement of old ADSL technology with vectored VDSL to further improve the experience of internet users.  PLDT has also recently adopted the new capabilities such as G.Fast to deliver even higher speed on copper.

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

In 2018, we completed Phase 8 deployment of our Carrier Ethernet Network, or CEN, covering more exchanges to serve the growing demand for high bandwidth or up to 10Gbps Ethernet services from the corporate segment and prepare the network for efficient delivery of multimedia services. Carrier Ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point-to-point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s MEF-certified CEN.  It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services.  PLDT’s CEN also serves as aggregation point for NGN and FTTH access nodes.

We likewise have an IP backbone network, or IPBB, composed of high-capacity, high-performance core and edge routers, now with capacities of up to 100Gbps in key exchanges that provide IP connectivity to the different network elements built for PLDT, Smart, subsidiaries and affiliates and corporate customers.  It serves as the common and highly resilient IP transport platform for all IP-based services of the PLDT Group.

The PLDT DFON is a nationwide backbone network.  It is the first fiber optic backbone network in the country and is used to deliver voice, video, data, and other broadband and multimedia services nationwide.  It is comprised of nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan.  The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments.  The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion.  The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform.  To date, the network has an aggregated loop capacity of nearly 15.3 Terabits per second.  The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.  Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group.  DFON is part of the 243,684 kilometer backbone and intermediate fiber optic cable of the PLDT Group.

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

International

PLDT’s international network was designed and built to support IP-based international services, including IDD, messaging, international enterprise solutions, and the biggest use of international network resources today, the Internet services of the PLDT Group.  The international network also supports in part requirements of the international retail business run by PLDT Global in various locations in Asia, Europe and the United States.

For voice services, PLDT operates two IP voice gateways.  As at December 31, 2018, PLDT’s international long distance facilities allow direct voice correspondence with 89 foreign carriers from 44 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

The Company has five international internet gateways to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet.  All these gateways employ high capacity, high performance routers, and together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, ISPs and even other service providers.  PLDT also operates three offshore/forward gateway routers in Hong Kong, Singapore and the United States to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the continental U.S which we expect to result in faster internet speed.  Offshore Gateway routers in Hong Kong and Los Angeles were replaced in the second quarter of 2018 to support 100 Gbps high capacity interface bandwidth and equipped with security module to help prevent cyberattacks originating through such gateways.

To localize international internet content, PLDT employs local transparent caching network, additional content provider partnering and continuous capacity expansion with various popular internet content providers.  High demand contents from popular content and CDN providers are available locally and are delivered to PLDT customers.

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

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities.  The table below shows submarine cable systems, in which PLDT has interests, that terminate in the Philippines or connect onward to other submarine cable systems from the Philippines, and the countries or territories they link:

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

PLDT continues to work with major Asian carriers and OTT players for the implementation of the new Jupiter cable system to support the expected new fixed and mobile services requirements in 2020.  Furthermore, PLDT signed MOUs with strategic partners for the planning of new regional cable systems.

The AAG, APCN2 and ASE upgrade projects were completed in 2018.  These equipment upgrades provided PLDT with additional capacities using 100 Gbps technologies.

PLDT’s international automatic optical transport switching system continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore and the U.S. Mainland for premium enterprise clients.  Additional dedicated submarine cable circuits were provisioned to support the growing business requirements.

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

As at December 31, 2018, PLDT has direct interconnection agreements with 89 foreign carriers from 44 countries.

The average international termination rate for calls to PLDT was approximately US$0.084 per minute in 2018.  Also, PLDT carries international calls terminating at Smart and Sun networks where they have no direct interconnections.

Through NTC MC 05-07-2018, the NTC has mandated the reduction of the interconnection access charge for SMS services from Php0.15 per SMS to Php0.05 per SMS and the voice service from Php2.50 per minute to Php0.50 per minute, effective August 24, 2018.

However, Public Telecommunications Entities, or PTEs, have bilaterally agreed to implement the revised interconnection access charge effective September 1, 2018, to align with the existing billing and settlement systems cut-off date cycle, which is at the end of the month.

Licenses and Regulations

Licenses

The table below shows the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
SubicTel	January 22, 2020
Clarktel	June 30, 2024
Philcom	November 2019
Digitel(1)	February 2019
Smart	May 19, 2042
Maratel	March 30, 2020
SBI	July 14, 2022
DMPI	December 11, 2027
CURE(2)	April 24, 2026
(1)	Digitel did not seek for an extension of its franchise.
(2)	In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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

On July 19, 2018, the NTC issued MC No. 05-07-2018 entitled Interconnection Charge for Short Messaging Services and Voice Service mandating that interconnection access charge for voice service and SMS shall be Php0.50 per minute and Php0.05 per SMS, respectively.  Consequently, the NTC issued a Memorandum dated August 6, 2018 directing all PTEs to amend the PTEs interconnection agreements by August 14, 2018 and impose the new interconnection charges not later than August 24, 2018.  The PTEs have agreed to implement the new interconnection access charge for SMS services and voice service effective September 1, 2018 to align with the PTEs existing billing and settlement systems cut-off date cycle.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency.  These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.  As at December 31, 2018, PAPTELCO has 32 member companies, of which 19 are active, operating 52 main telephone exchanges in the countryside.

Competition

Including us, there are four major LECs, eight major IGF providers and two major mobile operators in the Philippines.  Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies.

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

The number of inbound calls into the Philippines has been negatively impacted by the popularity of OTT services due to improved internet access and increased smartphone adoption as a result of intense local competition.  We have been pursuing a number of initiatives to mitigate the decline in our inbound telecommunications traffic, including a modest reduction of our termination rates, marketing and promotions to call Philippines, interconnecting with OTT providers like Skype and Viber in order to directly capture their organic traffic to the Philippines and continuously identifying and limiting unauthorized traffic termination.  In addition, we have also established presence, through our wholly-owned subsidiary PLDT Global, in key cities overseas to identify and capture Philippine terminating traffic at its source, and develop alternative sources of revenue (e.g. ad-based calling service).

Domestic

Our domestic service business has been negatively affected by the growing number of mobile subscribers in the Philippines, and the widespread availability and growing popularity of alternative economical to free non-voice methods of communication, particularly SMS, e-mail and social media, coupled with the mandate of the government regulatory body.  In addition, various ISPs have launched voice services via the internet to their subscribers nationwide.

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

Environmental Matters

PLDT reaffirms its commitment to ensuring compliance with environmental regulations as part of its business operation. PLDT appointed, deployed and trained Pollution Control Officers who report on quarterly basis to the Department of Environment and Natural Resources Regional Offices on compliance matters involving our facilities and operations with reference to relevant environmental laws such as the Philippine Clean Air Act, Toxic Substances and Hazardous and Nuclear Waste Control Act, Philippine Clean Water Act, Ecological Solid Waste Management Act and Pollution Control Law, among others. We maintain partnership with contractors to operationalize our regular air emission monitoring of generator sets, waste water quality monitoring, and hazardous wastes collection, hauling, treatment and reporting.  Aside from existing facilities with sewage treatment plants, more facilities have undergone assessment and lined up in 2019 for construction of sewage treatment plant to provide permanent and guaranteed measure in sustaining effluent quality conformance to acceptable standards.

The Company has not been subjected to any significant fines or regulatory action involving non-compliance with environmental regulations of the Philippines.

Intellectual Property Rights

We do not own any material intellectual property rights apart from our brand names and logos.  We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompany most of our equipment purchases and licenses for certain contents used in VAS of our wireless business.  See Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Properties

PLDT owns three office buildings located in Makati City and owns and operates 291 fixed line exchanges nationwide, of which 48 are located in the Metropolitan Manila area, including Digital Telecommunications Philippines Inc.’s, or DTPI’s, three exchanges.  The remaining 243 exchanges, including DTPI’s 32 exchanges, are located in cities and small municipalities outside the Metropolitan Manila area.  We also own radio transmitting and receiving equipment used for international and domestic communications.

As at December 31, 2018, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	76% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;

•	10% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	7% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

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

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment.  For more information on the obligations relating to these properties and long-term obligations, see Note 20 – Interest-Bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

We expect that in 2019, cash from operating activities should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure.  We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity.  Our current estimate for consolidated capital expenditures in 2019 is approximately Php78 billion.  See Item 5. “Operating and Financial Review and Prospects – Plans” for further discussion on our capital expenditures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2018 and 2017 and for each of the three years ended December 31, 2018, 2017 and 2016 included elsewhere in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance.  These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report.  Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS.  For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2018 of Php52.56 to US$1.00, as quoted through the BAP.

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

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and our consolidated core income for the years ended December 31, 2018, 2017 and 2016 is set forth below.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
	(Pesos in millions)
Consolidated net income	18,973	13,466	20,162
Add (deduct) adjustments:
Depreciation and amortization	47,240	51,915	34,455
Financing costs – net	7,067	7,370	7,354
Provision for income tax	3,842	1,103	1,909
Noncurrent asset impairment	2,122	3,913	1,074
Amortization of intangible assets	892	835	929
Foreign exchange losses – net	771	411	2,785
Impairment of investments	172	2,562	5,515
Equity share in net earnings of associates and joint ventures	87	(2,906)	(1,181)
Gains on derivative financial instruments – net	(1,086)	(533)	(996)
Interest income	(1,943)	(1,412)	(1,046)
Other income – net	(14,110)	(10,550)	(9,799)
Total adjustments	45,054	52,708	40,999
Consolidated Adjusted EBITDA	64,027	66,174	61,161

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
	(Pesos in millions)
Consolidated net income	18,973	13,466	20,162
Add (deduct) adjustments:
Depreciation due to shortened life of property and equipmet	4,564	12,816	—
Noncurrent asset impairment	2,122	3,913	1,074
Manpower rightsizing program	1,703	—	—
Loss in fair value of investments	1,154	—	—
Foreign exchange losses – net	771	411	2,785
Investment written-off	362	—	—
Impairment of investments	172	2,562	5,515
Core income adjustment on equity share in net losses of associates and joint ventures	23	60	95
Net income attributable to noncontrolling interests	(57)	(95)	(156)
Other nonrecurring income	(1,018)	—	—
Gains on derivative financial instruments – net, excluding hedge costs	(1,135)	(724)	(1,539)
Net tax effect of aforementioned adjustments	(1,779)	(4,741)	(79)
Total adjustments	6,882	14,202	7,695
Consolidated core income	25,855	27,668	27,857

The following table shows the reconciliation of consolidated basic and diluted earnings per share, or EPS, attributable to common equity holders of PLDT to our consolidated basic and diluted core EPS for the years ended December 31, 2018, 2017 and 2016:

	2018		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Pesos)
Consolidated EPS attributable to common equity holders of PLDT	87.28	87.28	61.61	61.61	92.33	92.33
Add (deduct) adjustments:
Depreciation due to shortened life of property and equipment	14.06	14.06	41.52	41.52	—	—
Noncurrent asset impairment	9.82	9.82	13.12	13.12	4.96	4.96
Manpower rightsizing program	5.52	5.52	—	—	—	—
Loss in fair value of investments	5.34	5.34	—	—	—	—
Foreign exchange losses – net	3.57	3.57	1.74	1.74	10.40	10.40
Investment written-off	1.68	1.68	—	—	—	—
Impairment of investment	0.80	0.80	11.86	11.86	25.52	25.52
Core income adjustment on equity share in net losses of associates and joint ventures	0.11	0.11	0.28	0.28	0.44	0.44
Gains on derivative financial instruments – net, excluding hedge costs	(4.08)	(4.08)	(2.34)	(2.34)	(4.99)	(4.99)
Other nonrecurring income and others	(4.71)	(4.71)	—	—	—	—
Total adjustments	32.11	32.11	66.18	66.18	36.33	36.33
Consolidated core EPS	119.39	119.39	127.79	127.79	128.66	128.66

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

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements, except for those that relate to the adoption of IFRS 9 and IFRS 15.  Selected critical judgments and estimates applied in the preparation of the annual consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our financial statements.

Revenue Recognition – Beginning January 1, 2018

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services. A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period, generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.

Principal versus agent consideration

We enter into contracts with its customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers. Therefore, we determined that it is a principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment.
•	We bear inventory risk on our inventory before it has been transferred to the customer.
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is generally provided over the contract period of two years, because control is transferred over time, revenue is recognized monthly as we provide the service.  For the handset which is provided at the inception of the contract, because control is transferred at a point in time, revenue is recognized at the time of delivery.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the customer’s payment of the price of the handset and time of the transfer of control over the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and the handset represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component as compared to our old practice.  The stand-alone selling price is based on the price at which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments – Beginning January 1, 2018

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.  Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;

b.	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and

c.	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking 'worst case' or 'stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, investment in debt securities and other long-term investments (Note 12 – Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments), and trade receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, the entity should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;

b.	The counterparty is in breach of financial covenant(s);

c.	An active market for that financial assets has disappeared because of financial difficulties;

d.	Concessions have been granted by the Group, for economic or contractual reasons relating to the counterparty’s financial difficulty;

e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and

f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by the Group and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  The Group considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-months ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.  Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received.  Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.  The provision for credit losses for these financial assets is based on a 12-month ECL.  The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Impairment of available-for-sale equity investments – Prior to January 1, 2018

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

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million as at December 31, 2017.  Impairment losses charged in our consolidated income statements amounted to Php540 million and Php5,381 million for the years ended December 31, 2017 and 2016, respectively.  See related discussion on Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. dollar; (b) VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, CPL and AGSPL, which uses the Singaporean dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; (e) AGS Indonesia, which uses the Indonesian rupiah; and (f) ePay Myanmar, which uses the Myanmar kyat.

Reclassification of certain land and building from investment property to property and equipment

In 2018, ePLDT reclassified certain land and building amounting to Php1,236 million from investment property to property and equipment because of the change in use of the assets.  Prior to reclassification, these land and building were previously held for rental to third party lessees up to the end of the lease arrangement in 2018.  Then Management decided not to renew the lease contracts but instead use the land and building for business operations.  As such, Management believes that the reclassification to property and equipment is appropriate given the change in use of these assets.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17.  Total lease expense amounted to Php7,321 million, Php7,016 million and Php6,632 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total finance lease obligations amounted to Php514 thousand and Php679 thousand as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment in Multisys Technologies Corporation, or Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investments in Multisys gives PGIH a joint control in Multisys and thus are accounted for as investments in joint ventures using the equity method.

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

On February 15, 2018, ePLDT ceased to have any economic interest in Hastings as a result of the assignment of the Hastings PDRs to PLDT Beneficial Trust Fund.

See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Assessment of loss of control over VIH

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When PLDT has less than majority of the voting rights or similar rights to an investee, PLDT considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscriptions of the new investors in VIH, see Note 2 – Summary of Significant Accounting Policies – Loss of Control over VIH, PCEV’s ownership interest was diluted to 48.5% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in associate.  See Note 10 – Investments in Associates and Joint Ventures – Investment of PCEV in VIH to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

IAS 28 provides that where an entity holds 50% or more of the voting power (directly or through subsidiaries) on an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.  A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

•	Representation on Board of Directors or equivalent governing body of the investee;
•	Participation in the policy-making process, including participation in decisions about dividends or other distributions;
•	Material transactions between the entity and the investee;
•	Interchange of managerial personnel; or
•	Provision of essential technical information

On May 30, 2016, PCEV’s Board of Directors approved the sale of 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing 25% equity interest in Beacon to MPIC.  After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25% and PCEV’s effective interest in Meralco through Beacon was reduced to 8.74% (i.e., 25% x 34.96%).  MPIC agreed that for as long as:
(a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

As at December 31, 2016, Beacon owns 3,894 million shares of stock representing approximately 34.96% equity interest in Meralco.  See Note 10 – Investments in Associates and Joint Ventures – Investment of PCEV in Beacon to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

After the sale of PCEV’s remaining 25% interest in Beacon, PCEV continues to hold its representation in the Board and participate in decision making.  As set forth in the Share Purchase Agreement:  (a) the Seller shall be entitled to nominate one director to the Board of Directors of PCEV, or Seller’s Director, and MPIC agrees to vote its shares in PCEV in favor of such Seller’s Director; and (b) the Buyer shall cede to the Seller the right to vote all of the Shares, or Proxy Shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, the Seller’s Director shall exercise its voting rights, and shall vote, in accordance with the recommendation of the Buyer on such matter.  As a result, PCEV’s previously joint control over Beacon has become significant influence.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Management determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2018 and 2017.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 10 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Management determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2018 and 2017.

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

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  When determining the fair value, PLDT takes into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  When valuing the shares in associates and joint ventures, PLDT carefully assesses the accounting implications of the stipulation in the shareholders’ agreements.  PLDT considers whether such a transaction has been made at arm’s length.

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the key assumptions used to determine the VIU of the relevant CGUs.

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

Total asset impairment recognized on noncurrent assets amounted to Php2,122 million, Php3,913 million and Php1,074 million for the years ended December 31, 2018, 2017 and 2016, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities and Note 10 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Investments in Associates and Joint Ventures, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In 2018 and 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php15,807 million and Php19,481 million for the years ended December 31, 2018 and 2017, respectively.  We expect additional depreciation in 2019 arising from the acceleration of the 2018 technology equipment amounting Php540 million.

The total depreciation and amortization of property and equipment amounted to Php47,240 million, Php51,915 million and Php34,455 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php195,964 million and Php186,907 million as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The total amortization of intangible assets with finite lives amounted to Php892 million, Php835 million and Php929 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total carrying values of intangible assets with finite lives amounted to Php2,699 million and Php3,699 million as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php3,227 million and Php5,561 million as at December 31, 2018 and 2017, respectively.  Total consolidated provision from deferred income tax amounted to Php1,375 million for the year ended December 31, 2018, while total consolidated benefit from deferred income tax amounted to Php2,738 million and Php4,134 million for the years ended December 31, 2017 and 2016, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php27,697 million and Php30,466 million as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating allowance for expected credit losses – Beginning January 1, 2018

a.	Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR.  The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and

•	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.
We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.	Inputs, assumptions and estimation techniques

•	General approach for cash in bank, short-term investments, certain trade receivables, debt securities and other long-term investments and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

We use a simplified approach for calculating ECL on trade and other receivables and contract assets.  We consider historical days past due for groupings of various customer segments that have similar loss patterns and remaining time to maturities.

We use historical observed default rates and adjust these historical credit loss experience with forward-looking information.  At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in estimation techniques or significant assumptions made during the reporting period.

•	Incorporation of forward-looking information

We incorporate forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconoemic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 to 8 years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that we have assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables and contract assets amounted to Php4,192 million and Php17 million, respectively, for the year ended December 31, 2018.  Trade and other receivables and contract assets, net of allowance for expected credit losses, amounted to Php24,056 million and Php3,268 million, respectively, as at December 31, 2018.  See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables – Grouping of instruments for losses measured on collective basis to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, inflation rate, unemployment rates and other economic indicators.  For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically credible.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others.

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and other long-term investments, and other financial assets.

Estimating allowance for doubtful accounts – Prior to January 1, 2018

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

Total provision for doubtful accounts for trade and other receivables amounted to Php3,438 million and Php8,027 million for the years ended December 31, 2017 and 2016, respectively.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php33,761 million as at December 31, 2017.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, directs costs, capital expenditures, discount rates and terminal growth rates.  See Note 25 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,855 million, Php1,610 million and Php1,775 million for the years ended December 31, 2018, 2017 and 2016, respectively.  The prepaid benefit costs amounted to Php393 million and Php400 million as at December 31, 2018 and 2017, respectively.  The accrued benefit costs amounted to Php7,182 million and Php8,997 million as at December 31, 2018 and 2017, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, The Executive Compensation Committee, or ECC, approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.

As at March 21, 2019, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 204 thousand PLDT common shares have been released to the eligible participants on April 5, 2018 for the 2017 annual grant.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php208 million and Php827 million for the years ended December 31, 2018 and 2017, respectively, and is presented as equity reserves in our consolidated statement of financial position.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,656 million and Php1,630 million as at December 31, 2018 and 2017, respectively.  See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Revenue recognition – Prior to January 1, 2018

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2018 amounted to Php2,168 million and Php143,392 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2017 amounted to Php13,846 million and Php157,711 million, respectively.  See Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2018

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2018 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income (loss) before income tax, provision for income tax, net income (loss), segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2018, 2017 and 2016.  In each of the years ended December 31, 2018, 2017 and 2016, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2018, we reclassified the presentation of VIH from wireless to other business resulting from the transfer from Smart to PCEV in April 2018.  In 2017, we changed the presentation of our expenses by combining certain line items to simplify our reporting while maintaining the same level of information.  In 2016, we changed the classification of our revenue mix to provide for a more direct comparison to the current industry presentation in the Philippines by combining or separating certain line items from our service lines, and moving line items from one service line to another.  We also changed the classification of our impairment on investments not directly affecting operations (most significantly, the impairment of our investment in Rocket Internet SE, or Rocket Internet), from operating expenses to other expenses.  Accordingly, we changed prior years’ financial information to conform with the current years’ presentation in order to provide a clear comparison.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(Pesos in millions)
For the year ended December 31, 2018
Revenues	89,929	85,222	1,138	(11,537)	164,752
Expenses	82,246	77,782	4,093	(13,142)	150,979
Other income (expenses)	(625)	(45)	12,099	(2,387)	9,042
Income before income tax	7,058	7,395	9,144	(782)	22,815
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income/Segment profit	5,725	6,059	7,971	(782)	18,973
Adjusted EBITDA	34,235	30,875	(2,688)	1,605	64,027
Adjusted EBITDA margin(1)	41%	38%	-246%	—	42%
Core income	9,760	6,925	9,952	(782)	25,855
For the year ended December 31, 2017
Revenues	92,572	78,341	1,279	(12,266)	159,926
Expenses	97,651	63,864	2,774	(13,874)	150,415
Other income (expenses)	77	(3,323)	10,530	(2,226)	5,058
Income (loss) before income tax	(5,002)	11,154	9,035	(618)	14,569
Provision for (benefit from) income tax	(2,787)	3,680	210	—	1,103
Net income (loss)/Segment profit (loss)	(2,215)	7,474	8,825	(618)	13,466
Adjusted EBITDA	36,395	29,478	(1,307)	1,608	66,174
Adjusted EBITDA margin(1)	42%	39%	-104%	—	44%
Core income	9,812	8,846	9,628	(618)	27,668
For the year ended December 31, 2016
Revenues	104,087	72,728	847	(12,400)	165,262
Expenses	91,623	61,285	1,623	(13,972)	140,559
Other income (expenses)	(3,103)	(291)	2,334	(1,572)	(2,632)
Income before income tax	9,361	11,152	1,558	—	22,071
Provision for (Benefit from) income tax	(1,257)	3,018	148	—	1,909
Net income/Segment profit	10,618	8,134	1,410	—	20,162
Adjusted EBITDA	32,915	26,950	(276)	1,572	61,161
Adjusted EBITDA margin(1)	33%	39%	-37%	—	39%
Core income	12,275	7,746	7,836	—	27,857

(1)	Adjusted EBITDA margin for the year is measured as Adjusted EBITDA divided by service revenues.

Years Ended December 31, 2018 and 2017

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php164,752 million in 2018, an increase of Php4,826 million, or 3%, as compared with Php159,926 million in 2017, primarily due to higher revenues from data services in our Fixed Line business segment, as well as higher non-service revenues from our Wireless business segment, partially offset by lower revenues from mobile and home broadband services from our Wireless business segment, and lower voice revenues from our Fixed Line business segment.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2018 and 2017:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(Pesos in millions)
For the year ended December 31, 2018
Service Revenues
Wireless	83,001			(2,736)	80,265
Mobile	81,096			(1,192)	79,904
Home Broadband	155			—	155
MVNO and others	1,750			(1,544)	206
Fixed Line		81,648		(8,790)	72,858
Voice		25,178		(2,192)	22,986
Data		54,770		(5,912)	48,858
Home broadband		26,733		(255)	26,478
Corporate data and ICT		28,037		(5,657)	22,380
Miscellaneous		1,700		(686)	1,014
Others			1,094	(10)	1,084
Total Service Revenues	83,001	81,648	1,094	(11,536)	154,207
Non-Service Revenues
Sale of computers, phone units, mobile handsets and subscriber identification module, or SIM-packs	6,928	3,064	44	(8)	10,028
Point-product sales	—	510	—	7	517
Total Non-Service Revenues	6,928	3,574	44	(1)	10,545
Total Revenues	89,929	85,222	1,138	(11,537)	164,752
For the year ended December 31, 2017
Service Revenues
Wireless	87,412			(1,284)	86,128
Mobile	84,439			(1,273)	83,166
Home Broadband	2,556			(9)	2,547
MVNO and others	417			(2)	415
Fixed Line		74,757		(10,946)	63,811
Voice		28,500		(3,204)	25,296
Data		44,294		(6,849)	37,445
Home broadband		18,054		(245)	17,809
Corporate data and ICT		26,240		(6,604)	19,636
Miscellaneous		1,963		(893)	1,070
Others			1,256	(30)	1,226
Total Service Revenues	87,412	74,757	1,256	(12,260)	151,165
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	5,160	2,724	23	(18)	7,889
Point-product sales	—	860	—	12	872
Total Non-Service Revenues	5,160	3,584	23	(6)	8,761
Total Revenues	92,572	78,341	1,279	(12,266)	159,926

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Wireless	89,929	54	92,572	58	(2,643)	(3)
Fixed line	85,222	52	78,341	49	6,881	9
Others(1)	1,138	1	1,279	1	(141)	(11)
Inter-segment transactions	(11,537)	(7)	(12,266)	(8)	729	6
Consolidated	164,752	100	159,926	100	4,826	3

(1)	Other business segment includes revenues from digital platforms and mobile financial services.

Expenses

Consolidated expenses increased by Php564 million to Php150,979 million in 2018 from Php150,415 million in 2017, primarily due to higher depreciation and amortization, selling, general and administrative expenses, asset impairment and provisions in our Fixed Line business segment, and higher cost of sales and services in our Wireless business segment, partially offset by lower depreciation and amortization, asset impairment and interconnection costs in our Wireless business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Wireless	82,246	54	97,651	65	(15,405)	(16)
Fixed line	77,782	52	63,864	42	13,918	22
Others	4,093	3	2,774	2	1,319	48
Inter-segment transactions	(13,142)	(9)	(13,874)	(9)	732	5
Consolidated	150,979	100	150,415	100	564	—

Other Income (Expenses)

Consolidated other income increased by Php3,984 million, or 79%, to Php9,042 million in 2018 from Php5,058 million in 2017, primarily due to gain on the deconsolidation of VIH and realized gain on fair value of Rocket Internet investment in 2018 from our Other business segment, as well as impairment of investment in Hastings PDRs in 2017 from our Fixed Line business segment, partially offset by gain on sale of Beacon Electric Holdings, Inc., or Beacon, shares in 2017 and equity share in net losses of associates and joint ventures in 2018 from our Other business segment.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(Pesos in millions)
Wireless	(625)	77	(702)	(912)
Fixed line	(45)	(3,323)	3,278	99
Others	12,099	10,530	1,569	15
Inter-segment transactions	(2,387)	(2,226)	(161)	(7)
Consolidated	9,042	5,058	3,984	79

Net Income (Loss)

Consolidated net income increased by Php5,507 million, or 41%, to Php18,973 million in 2018, from Php13,466 million in 2017, primarily due to higher net income from our Wireless business segment, partly offset by lower net income from our Fixed Line and Other business segments.  Our consolidated basic and diluted EPS increased to Php87.28 in 2018 from Php61.61 in 2017.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2018 and 2017.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Wireless	5,725	30	(2,215)	(17)	7,940	358
Fixed line	6,059	32	7,474	56	(1,415)	(19)
Others	7,971	42	8,825	66	(854)	(10)
Inter-segment transactions	(782)	(4)	(618)	(5)	(164)	(27)
Consolidated	18,973	100	13,466	100	5,507	41

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php64,027 million in 2018, a decrease of Php2,147 million, or 3%, as compared with Php66,174 million in 2017, primarily due to lower Adjusted EBITDA in our Wireless and Other business segments, partially offset by higher Adjusted EBITDA in our Fixed Line business segment.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Wireless	34,235	53	36,395	55	(2,160)	(6)
Fixed line	30,875	48	29,478	45	1,397	5
Others	(2,688)	(4)	(1,307)	(2)	(1,381)	(106)
Inter-segment transactions	1,605	3	1,608	2	(3)	—
Consolidated	64,027	100	66,174	100	(2,147)	(3)

Core Income

Our consolidated core income amounted to Php25,855 million in 2018, a decrease of Php1,813 million, or 7%, as compared with Php27,668 million in 2017, primarily due to lower core income from our Fixed Line business segment, partially offset by higher core income from our Other business segment.  Our consolidated basic and diluted core EPS decreased to Php119.39 in 2018 from Php127.79 in 2017.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Wireless	9,760	38	9,812	35	(52)	(1)
Fixed line	6,925	27	8,846	32	(1,921)	(22)
Others	9,952	38	9,628	35	324	3
Inter-segment transactions	(782)	(3)	(618)	(2)	(164)	(27)
Consolidated	25,855	100	27,668	100	(1,813)	(7)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php89,929 million from our Wireless business segment in 2018, a decrease of Php2,643 million, or 3%, from Php92,572 million in 2017.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Service Revenues:
Mobile	81,096	90	84,439	91	(3,343)	(4)
Home broadband	155	—	2,556	3	(2,401)	(94)
MVNO and others(1)	1,750	2	417	—	1,333	320
Total Wireless Service Revenues	83,001	92	87,412	94	(4,411)	(5)

Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	6,928	8	5,160	6	1,768	34
Total Wireless Revenues	89,929	100	92,572	100	(2,643)	(3)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

Service Revenues

Our wireless service revenues in 2018 decreased by Php4,411 million, or 5%, to Php83,001 million as compared with Php87,412 million in 2017, mainly as a result of lower revenues from mobile, and home broadband, partially offset by higher revenues from other services.  As a percentage of our total wireless revenues, service revenues accounted for 92% and 94% for the years ended December 31, 2018 and 2017, respectively.

Mobile Services

Our mobile service revenues amounted to Php81,096 million in 2018, a decrease of Php3,343 million, or 4%, from Php84,439 million in 2017.  Mobile service revenues accounted for 98% and 97% of our wireless service revenues for the years ended December 31, 2018 and 2017, respectively.  In the third quarter of 2018, the revenue split allocation among voice, SMS and data for our mobile bundled plans was revised to reflect the current usage behavior pattern of our subscribers based on the recent network study conducted for our Wireless business segment.

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Mobile Services:
Data	38,350	47	26,281	31	12,069	46
Voice	28,052	35	30,724	36	(2,672)	(9)
SMS	13,103	16	26,045	31	(12,942)	(50)
Inbound roaming and others(1)	1,591	2	1,389	2	202	15
Total	81,096	100	84,439	100	(3,343)	(4)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php12,069 million, or 46%, to Php38,350 million in 2018 from Php26,281 million in 2017 due to increased mobile internet usage driven mainly by enhanced data offers with video access, supported by continuous network improvement and LTE migration, as well as the impact of the revised revenue split allocation, partially offset by lower revenues from mobile broadband and the impact of adoption of IFRS 15.  Data services accounted for 47% and 31% of our mobile service revenues for the years ended December 31, 2018 and 2017, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Data Services:
Mobile internet(1)	33,207	87	20,086	76	13,121	65
Mobile broadband	4,589	12	6,030	23	(1,441)	(24)
Other data(2)	554	1	165	1	389	236
Total	38,350	100	26,281	100	12,069	46

(1)	Includes revenues from web-based services, net of discounts and content provider costs.
(2)	Beginning third quarter of 2018, revenues from other data include value-added services, or VAS.

Mobile internet

Mobile internet service revenues increased by Php13,121 million, or 65%, to Php33,207 million in 2018 from Php20,086 million in 2017, primarily due to the following: (i) LTE migration efforts which yielded growth in LTE SIMs and smartphone ownership among our subscriber base; (ii) Youtube promo which built a video-streaming habit among users; (iii) prevalent use of mobile apps, social networking and e-commerce sites, and other OTT services; and (iv) impact of the revised revenue split allocation.  Mobile internet services accounted for 41% and 24% of our mobile service revenues for the years ended December 31, 2018 and 2017, respectively.

Mobile broadband

Mobile broadband revenues amounted to Php4,589 million in 2018, a decrease of Php1,441 million, or 24%, from Php6,030 million in 2017, primarily due to a decrease in the number of subscribers using pocket wifi as they shift to using mobile internet and fixed DSL/Fiber home broadband.  Mobile broadband services accounted for 6% and 7% of our mobile service revenues for the years ended December 31, 2018 and 2017, respectively.

Other data

Revenues from our other data services, which include VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php389 million, or 236%, to Php554 million in 2018 from Php165 million in 2017.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php2,672 million, or 9%, to Php28,052 million in 2018 from Php30,724 million in 2017, mainly on account of lower traffic due to subscribers’ shift to digital lifestyle with access to alternative calling options and other OTT services, and the impact of reduction in interconnection rates for voice services, as mandated by the NTC, and adoption of IFRS 15, partly offset by the effect of the revised revenue split allocation.  Mobile voice services accounted for 35% and 36% of our mobile service revenues for the years ended December 31, 2018 and 2017, respectively.

Domestic voice service revenues decreased by Php650 million, or 3%, to Php23,486 million in 2018 from Php24,136 million in 2017, due to lower domestic inbound and outbound voice service revenues.

International voice service revenues decreased by Php2,022 million, or 31%, to Php4,566 million in 2018 from Php6,588 million in 2017, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php12,942 million, or 50%, to Php13,103 million in 2018 from Php26,045 million in 2017 mainly due to declining SMS volumes as a result of alternative text messaging options, such as OTT services and social media, and the impact of the revised revenue split allocation, reduction in interconnection rates for SMS services and adoption of IFRS 15.  Mobile SMS services accounted for 16% and 31% of our mobile service revenues for the years ended December 31, 2018 and 2017, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php202 million, or 15%, to Php1,591 million in 2018 from Php1,389 million in 2017.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2018 and 2017:

			Increase (Decrease)
	2018	2017	Amount	%
	(Pesos in millions)
Mobile service revenues	81,096	84,439	(3,343)	(4)
By service type
Prepaid	59,914	59,862	52	—
Postpaid	19,591	23,188	(3,597)	(16)
Inbound roaming and others	1,591	1,389	202	15

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php59,914 million in 2018, an increase of Php52 million as compared with Php59,862 million in 2017.  Mobile prepaid service revenues accounted for 74% and 71% of mobile service revenues for the years ended December 31, 2018 and 2017, respectively.  The increase in revenues from our mobile prepaid services was primarily driven by a higher mobile prepaid subscriber base combined with the sustained growth in mobile internet revenues.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php19,591 million in 2018, a decrease of Php3,597 million, or 16%, as compared with Php23,188 million in 2017, and accounted for 24% and 27% of mobile service revenues for the years ended December 31, 2018 and 2017, respectively.  The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base and the impact of adoption of IFRS 15.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2018 and 2017:

			Increase (Decrease)
	2018	2017	Amount	%
Mobile subscriber base
Smart(1)	21,956,289	21,821,441	134,848	1
Prepaid	20,532,174	20,433,351	98,823	—
Postpaid	1,424,115	1,388,090	36,025	3
TNT	31,893,641	28,807,964	3,085,677	11
Sun(1)	6,649,087	7,664,503	(1,015,416)	(13)
Prepaid	5,753,163	6,535,331	(782,168)	(12)
Postpaid	895,924	1,129,172	(233,248)	(21)
Total mobile subscribers	60,499,017	58,293,908	2,205,109	4

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card. Beginning the second quarter of 2017, a prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

In compliance with Memorandum Circular (MC) No. 05-12-2017 issued jointly by the NTC, Department of Information and Communications Technology, and Department of Trade and Industry, Smart, TNT, and Sun extended the validity of prepaid loads to one year.  Beginning January 2018, the one-year validity was implemented particularly on prepaid loads worth Php300 and above. In July 2018, the one-year validity was fully implemented for all prepaid loads, including denominations lower than Php300, regardless of the validity period printed on the physical cards already out in the market.

The average monthly churn rates for Smart Prepaid subscribers were 6.5% and 6.7% in 2018 and 2017, respectively, while the average monthly churn rates for TNT subscribers were 5.8% and 6.8% in 2018 and 2017, respectively.  The average monthly churn rates for Sun Prepaid subscribers were 6.1% and 7.7% in 2018 and 2017, respectively.

The average monthly churn rates for Smart Postpaid subscribers were 2.0% and 2.3% in 2018 and 2017, respectively, and 3.5% in each of 2018 and 2017, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2018 and 2017:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2018	2017	Amount	%	2018	2017	Amount	%
	(in Pesos)				(in Pesos)
Prepaid
Smart	130	118	12	10	118	108	10	9
TNT	79	81	(2)	(2)	71	74	(3)	(4)
Sun	89	88	1	1	81	82	(1)	(1)
Postpaid
Smart	836	1,004	(168)	(17)	819	972	(153)	(16)
Sun	403	422	(19)	(5)	401	418	(17)	(4)

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our Home Broadband services decreased by Php2,401 million, or 94%, to Php155 million in 2018 from Php2,556 million in 2017, mainly due to the transfer of Ultera and WiMAX businesses to PLDT.

MVNO and Others

Revenues from our MVNO and other services increased by Php1,333 million to Php1,750 million in 2018 from Php417 million in 2017, primarily due to facility service fees relating to Ultera, WiMAX and Shops.Work Unplugged, or SWUP, in 2018, partially offset by lower revenue contribution from MVNOs of PLDT Global.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues increased by Php1,768 million, or 34%, to Php6,928 million in 2018 from Php5,160 million in 2017, primarily due to the impact of adoption of IFRS 15.

Expenses

Expenses associated with our Wireless business segment amounted to Php82,246 million in 2018, a decrease of Php15,405 million, or 16%, from Php97,651 million in 2017.  The decrease was mainly attributable to lower depreciation and amortization, asset impairment and interconnection costs, partially offset by higher cost of sales and services, and selling, general and administrative expenses.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 91% and 105% in the years ended December 31, 2018 and 2017, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2018 and 2017 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	39,693	48	39,584	41	109	—
Depreciation and amortization	24,778	30	36,776	38	(11,998)	(33)
Cost of sales and services	9,989	12	8,814	9	1,175	13
Interconnection costs	4,467	6	6,373	6	(1,906)	(30)
Provisions	2,173	3	2,191	2	(18)	(1)
Asset impairment	1,146	1	3,913	4	(2,767)	(71)
Total	82,246	100	97,651	100	(15,405)	(16)

Selling, general and administrative expenses increased by Php109 million to Php39,693 million, primarily due to higher taxes and licenses, repairs and maintenance, and compensation and employee benefits, partly offset by lower professional and other contracted services, rent, and selling and promotions expenses.

Depreciation and amortization charges decreased by Php11,998 million, or 33%, to Php24,778 million, on account of lower depreciation due to shortened life of certain data network platform and other technology equipment resulting from the ongoing transformation projects which commenced in the previous year, to improve and simplify the network and systems applications.

Cost of sales and services increased by Php1,175 million, or 13%, to Php9,989 million, primarily due to higher issuances of mobile handsets and cost of SIM packs.

Interconnection costs decreased by Php1,906 million, or 30%, to Php4,467 million, primarily due to lower interconnection cost on domestic voice and SMS services, mainly due to the impact of reduction in interconnection rates for voice and SMS, as well as lower interconnection charges on international SMS and data roaming services.

Provisions decreased by Php18 million, or 1%, to Php2,173 million, primarily due to lower provision for inventory obsolescence.

Asset impairment decreased by Php2,767 million, or 71%, to Php1,146 million primarily due to the impairment of certain network equipment in 2017 which were rendered obsolete due to technological advancements as a result of continuing network transformation projects.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(1,865)	(2,247)	382	17
Foreign exchange losses – net	(125)	(57)	(68)	(119)
Equity share in net earnings (losses) of associates	62	(129)	191	148
Gain on derivative financial instruments – net	449	282	167	59
Interest income	719	305	414	136
Other income – net	135	1,923	(1,788)	(93)
Total	(625)	77	(702)	(912)

Our Wireless business segment’s other expenses amounted to Php625 million in 2018, a change of Php702 million as against other income of Php77 million in 2017, primarily due to the net effects of the following:
(i) lower other income – net by Php1,788 million mainly due to lower income from consultancy and other miscellaneous income, partly offset by lower impairment on Smart’s investment in AFPI; (ii) higher net foreign exchange losses by Php68 million; (iii) higher net gains on derivative financial instruments by Php167 million; (iv) equity share in net earnings of associates of Php62 million in 2018 as against equity share in net losses of Php129 million in 2017; (v) lower net financing costs by Php382 million mainly due to higher capitalized interest, lower financing charges and lower weighted average loan principal amount, partly offset by higher weighted average interest rates; and (vi) higher interest income by Php414 million mainly due to an increase in principal amount of temporary cash investment, higher weighted average interest rates and higher weighted average rate of the Philippine peso relative to the U.S. dollar.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php1,333 million in 2018, a change of Php4,120 million as against benefit from income tax of Php2,787 million, which includes tax impact of depreciation due to shortened life of property and equipment and noncurrent asset impairment recognized in 2017.

Net Income (Loss)

As a result of the foregoing, our Wireless business segment’s net income increased by Php7,940 million to Php5,725 million in 2018 as against net losses of Php2,215 million in 2017.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA decreased by Php2,160 million, or 6%, to Php34,235 million in 2018 from Php36,395 million in 2017.  Adjusted EBITDA margin decreased to 41% in 2018 from 42% in 2017.

Core Income

Our Wireless business segment’s core income decreased by Php52 million to Php9,760 million in 2018 from Php9,812 million in 2017 on account of lower Adjusted EBITDA, higher provision for income tax and lower other miscellaneous income, partially offset by lower depreciation expense and net financing costs.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php85,222 million in 2018, an increase of Php6,881 million, or 9%, from Php78,341 million in 2017.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Service Revenues:
Voice	25,178	30	28,500	36	(3,322)	(12)
Data	54,770	64	44,294	57	10,476	24
Miscellaneous	1,700	2	1,963	2	(263)	(13)
	81,648	96	74,757	95	6,891	9
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	3,574	4	3,584	5	(10)	—
Total Fixed Line Revenues	85,222	100	78,341	100	6,881	9

Service Revenues

Our fixed line service revenues increased by Php6,891 million, or 9%, to Php81,648 million in 2018 from Php74,757 million in 2017, due to higher revenues from our data services, partially offset by lower voice and miscellaneous service revenues.  In the second quarter of 2018, the revenue split allocation between voice and data for our fixed line bundled plans was revised, in favor of data, to reflect the result of a recent network usage study from our Fixed Line business segment.

Voice Services

Revenues from our voice services decreased by Php3,322 million, or 12%, to Php25,178 million in 2018 from Php28,500 million in 2017, primarily due to lower revenues from local exchange and domestic services.  The decline was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as the impact of the revised revenue split allocation.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 31% and 38% for the years ended December 31, 2018 and 2017, respectively.

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2018 and 2017:

			Increase
	2018	2017	Amount	%
	(Pesos in millions)
Data service revenues	54,770	44,294	10,476	24
Home broadband	26,733	18,054	8,679	48
Corporate data and ICT	28,037	26,240	1,797	7

Our data services posted revenues of Php54,770 million in 2018, an increase of Php10,476 million, or 24%, from Php44,294 million in 2017, primarily due to higher home broadband revenues from DSL and Fibr, higher corporate data and leased lines, and higher data center and ICT revenues.  The percentage contribution of this service segment to our fixed line service revenues accounted for 67% and 59% for the years ended December 31, 2018 and 2017, respectively.

Home Broadband

Home broadband data revenues amounted to Php26,733 million in 2018, an increase of Php8,679 million, or 48%, from Php18,054 million in 2017.  This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and a nationwide roll-out of its fiber-to-the-home, or FTTH, network, and the transfer of Ultera and WiMAX businesses from SBI, as well as the impact of the revised revenue split allocation.  Home broadband revenues accounted for 49% and 41% of total data service revenues in the years ended December 31, 2018 and 2017, respectively.  In 2018, PLDT’s FTTH nationwide network rollout has passed 6.3 million homes.

Corporate Data and ICT

Corporate data services amounted to Php23,991 million in 2018, an increase of Php1,102 million, or 5%, as compared with Php22,889 million in 2017, mainly due to sustained market traction of internet services, such as Dedicated Internet Access and FibrBiz, as a result of higher internet connectivity requirements, and key Multiprotocol Label Switching solutions, such as IP-VPN, Metro Ethernet and Shops.Work.  Corporate data revenues accounted for 44% and 52% of total data services in the years ended December 31, 2018 and 2017, respectively.

ICT revenues increased by Php695 million, or 21%, to Php4,046 million in 2018 from Php3,351 million in 2017 mainly due to higher revenues from colocation and managed IT services.  The percentage contribution of this service segment to our total data service revenues accounted for 7% in each of the years ended December 31, 2018 and 2017.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php263 million, or 13%, to Php1,700 million in 2018 from Php1,963 million in 2017 mainly due to lower management fees.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 2% and 3% for the years ended December 31, 2018 and 2017, respectively.

Non-service Revenues

Non-service revenues decreased by Php10 million to Php3,574 million in 2018 from Php3,584 million in 2017, primarily due to lower sale of hardware and software, and Fabtab for myDSL retention, partly offset by higher sale of computer bundles, managed ICT equipment, and Ultera devices, combined with the impact of IFRS 15 adjustment.

Expenses

Expenses related to our Fixed Line business segment totaled Php77,782 million in 2018, an increase of Php13,918 million, or 22%, as compared with Php63,864 million in 2017.  The increase was primarily due to higher depreciation and amortization, selling, general and administrative expenses, provisions, asset impairment, and interconnection costs.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 91% and 82% for the years ended December 31, 2018 and 2017, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2018 and 2017 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	41,065	53	37,390	59	3,675	10
Depreciation and amortization	22,303	29	15,001	23	7,302	49
Interconnection costs	5,145	7	4,587	7	558	12
Cost of sales and services	4,523	6	4,788	8	(265)	(6)
Provisions	3,547	4	2,098	3	1,449	69
Asset impairment	1,199	1	—	—	1,199	100
Total	77,782	100	63,864	100	13,918	22

Selling, general and administrative expenses increased by Php3,675 million, or 10%, to Php41,065 million primarily due to higher professional and other contracted services, repairs and maintenance, rent, and selling and promotions expenses, partly offset by lower compensation and employee benefits, mainly as a result of lower incentive plan and MRP costs.

Depreciation and amortization charges increased by Php7,302 million, or 49%, to Php22,303 million mainly due to a higher depreciable asset base and depreciation due to shortened life of certain network equipments resulting from the modernization of facilities to adopt more effective technologies, such as VVDSL and FTTH.

Interconnection costs increased by Php558 million, or 12%, to Php5,145 million, primarily due to higher international interconnection costs, as a result of an increase in international inbound calls that terminated to other domestic carriers, partly offset by lower domestic interconnection costs.

Cost of sales and services decreased by Php265 million, or 6%, to Php4,523 million, primarily due to lower cost of hardware and software, Fabtab for myDSL retention, and TVolution units, partly offset by higher cost of services.

Provisions increased by Php1,449 million, or 69%, to Php3,547 million, primarily due to higher provision for doubtful accounts mainly due to lower collection efficiency by 1% and provision for unbilled receivables relating to devices, as well as and higher provision for inventory obsolescence due to provision for network materials resulting from the modernization of facilities.

Asset impairment amounted to Php1,199 million in 2018 primarily due to the impairment provision for property and equipment of Digitel.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(5,195)	(5,106)	(89)	(2)
Foreign exchange losses	(58)	(98)	40	41
Equity share in net earnings of associates	171	44	127	289
Gains on derivative financial instruments – net	355	251	104	41
Interest income	812	695	117	17
Other income – net	3,870	891	2,979	334
Total	(45)	(3,323)	3,278	99

Our Fixed Line business segment’s other expenses amounted to Php45 million in 2018, a decrease of Php3,278 million, or 99%, from Php3,323 million in 2017, mainly due to the combined effects of the following: (i) higher other income – net by Php2,979 million, mainly due to the impairment of investment in Hastings PDRs in 2017 while nil in 2018, and higher other miscellaneous income; (ii) higher equity share in net earnings of associates by Php127 million; (iii) higher interest income by Php117 million; (iv) higher net gains on derivative financial instruments by Php104 million; (v) lower foreign exchange losses by Php40 million; and (vi) higher net financing costs by Php89 million.

Provision for Income Tax

Provision for income tax amounted to Php1,336 million in 2018, a decrease of Php2,344 million, or 64%, from Php3,680 million in 2017, mainly due to lower taxable income.

Net Income

As a result of the foregoing, our Fixed Line business segment’s registered a net income of Php6,059 million in 2018, a decrease of Php1,415 million, or 19%, as compared with Php7,474 million in 2017.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php1,397 million, or 5%, to Php30,875 million in 2018 from Php29,478 million in 2017.  Adjusted EBITDA margin decreased to 38% in 2018 from 39% in 2017.

Core Income

Our Fixed Line business segment’s core income decreased by Php1,921 million, or 22%, to Php6,925 million in 2018 from Php8,846 million in 2017, primarily as a result of higher depreciation expense, partially offset by higher Adjusted EBITDA and lower provision for income tax.

Others

Revenues

Revenues generated from our Other business segment, which include revenues from digital platforms and mobile financial services, amounted to Php1,138 million in 2018, a decrease of Php141 million, or 11%, from Php1,279 million in the same period in 2017, due mainly to the deconsolidation of VIH.

Expenses

Expenses related to our Other business segment totaled Php4,093 million in 2018, an increase of Php1,319 million, or 48%, from Php2,774 million in the same period in 2017, due to higher selling, general and administrative expenses of VIH.

Other Income (Expenses)

The following table summarizes the breakdown of our Other business segment’s other income (expenses) for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Gain on deconsolidation of VIH	12,054	—	12,054	100
Interest income	536	655	(119)	(18)
Gain on derivative financial instruments – net	282	—	282	100
Financing costs – net	(131)	(214)	83	39
Equity share in net earnings (losses) of associates and joint ventures	(320)	2,991	(3,311)	(111)
Foreign exchange losses	(588)	(256)	(332)	(130)
Other income – net	266	7,354	(7,088)	(96)
Total	12,099	10,530	1,569	15

Our Other business segment’s other income amounted to Php12,099 million in 2018, an increase of Php1,569 million, or 15%, from Php10,530 million in 2017, primarily due to the combined effects of the following: (i) gain on the deconsolidation of VIH of Php12,054 million in 2018; (ii) net gains on derivative financial instruments of Php282 million in 2018; (iii) lower net financing costs by Php83 million; (iv) lower interest income by Php119 million; (v) higher net foreign exchange losses by Php332 million; and (vi) equity share in net losses of associates and joint ventures of Php320 million in 2018 as against equity share in net earnings of associates and joint ventures of Php2,991 million in 2017 mainly due to sale of Beacon shares and SPi Global in 2017; and (vii) lower other income – net by Php7,088 million mainly due to gain on sale of Beacon shares and gain on conversion of iflix convertible notes in 2017, and unrealized loss on fair value of iflix investment in 2018, partly offset by realized gain on fair value of Rocket Internet investment in 2018.

Net Income

As a result of the foregoing, our Other business segment registered a net income of Php7,971 million in 2018, a decrease of Php854 million, or 10%, from Php8,825 million in 2017.

Adjusted EBITDA

Our Other business segment’s Adjusted EBITDA amounted to negative Php2,688 million in 2018, an increase of Php1,381 million, or 106%, from negative Php1,307 million in 2017.

Core Income

Our Other business segment’s core income amounted to Php9,952 million in 2018, an increase of Php324 million, or 3%, as compared with Php9,628 million in 2017, primarily as a result of higher miscellaneous income, partially offset by equity share in net losses of associates and joint ventures in 2018, higher negative Adjusted EBITDA and higher provision for income tax.

Years ended December 31, 2017 and 2016

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php159,926 million in 2017, a decrease of Php5,336 million, or 3%, as compared with Php165,262 million in 2016, primarily due to lower revenues from mobile and home broadband services in our Wireless business segment, partially offset by higher revenues from data services in our Fixed Line business segment.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2017 and 2016:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(Pesos in millions)
For the year ended December 31, 2017
Service Revenues
Wireless	87,412			(1,284)	86,128
Mobile	84,439			(1,273)	83,166
Home Broadband	2,556			(9)	2,547
MVNO and others	417			(2)	415
Fixed Line		74,757		(10,946)	63,811
Voice		28,500		(3,204)	25,296
Data		44,294		(6,849)	37,445
Home broadband		18,054		(245)	17,809
Corporate data and ICT		26,240		(6,604)	19,636
Miscellaneous		1,963		(893)	1,070
Others			1,256	(30)	1,226
Total Service Revenues	87,412	74,757	1,256	(12,260)	151,165
Non-Service Revenues
Sale of computers, phone units, mobile handsets and subscriber identification module, or SIM-packs	5,160	2,724	23	(18)	7,889
Point-product sales	—	860	—	12	872
Total Non-Service Revenues	5,160	3,584	23	(6)	8,761
Total Revenues	92,572	78,341	1,279	(12,266)	159,926
For the year ended December 31, 2016
Service Revenues
Wireless	99,854			(1,448)	98,406
Mobile	96,497			(1,431)	95,066
Home Broadband	2,772			(14)	2,758
MVNO and others	585			(3)	582
Fixed Line		69,006		(10,920)	58,086
Voice		29,630		(4,128)	25,502
Data		37,711		(5,984)	31,727
Home broadband		14,896		(167)	14,729
Corporate data and ICT		22,815		(5,817)	16,998
Miscellaneous		1,665		(808)	857
Others			748	(30)	718
Total Service Revenues	99,854	69,006	748	(12,398)	157,210
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	4,233	2,909	99	(2)	7,239
Point-product sales	—	813	—	—	813
Total Non-Service Revenues	4,233	3,722	99	(2)	8,052
Total Revenues	104,087	72,728	847	(12,400)	165,262

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	92,572	58	104,087	63	(11,515)	(11)
Fixed line	78,341	49	72,728	44	5,613	8
Others	1,279	1	847	1	432	51
Inter-segment transactions	(12,266)	(8)	(12,400)	(8)	134	1
Consolidated	159,926	100	165,262	100	(5,336)	(3)

Expenses

Consolidated expenses increased by Php9,856 million, or 7%, to Php150,415 million in 2017 from Php140,559 million in 2016, primarily due to higher expenses in our Wireless business segment resulting from higher depreciation and amortization, and asset impairment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	97,651	65	91,623	65	6,028	7
Fixed line	63,864	42	61,285	44	2,579	4
Others	2,774	2	1,623	1	1,151	71
Inter-segment transactions	(13,874)	(9)	(13,972)	(10)	98	1
Consolidated	150,415	100	140,559	100	9,856	7

Other Income (Expenses)

Consolidated other income amounted to Php5,058 million in 2017, a change of Php7,690 million as against other expenses of Php2,632 million in 2016, primarily due to lower impairment on the Rocket Internet investment, higher equity share in net earnings of Asia Outsourcing Beta Limited, or Beta, resulting from the gain on sale of SPi Technologies, Inc., or SPi, and gain on conversion of iflix convertible notes in our Other business segment and lower net foreign exchange losses in our Wireless business segment, partially offset by impairment of investment in Hastings PDRs and lower gain on sale of properties in our Fixed Line business segment.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Wireless	77	(3,103)	3,180	102
Fixed line	(3,323)	(291)	(3,032)	(1,042)
Others	10,530	2,334	8,196	351
Inter-segment transactions	(2,226)	(1,572)	(654)	(42)
Consolidated	5,058	(2,632)	7,690	292

Net Income (Loss)

Consolidated net income decreased by Php6,696 million, or 33%, to Php13,466 million in 2017, from Php20,162 million in 2016, primarily due to the Php12,973 million decrease in net income in our Wireless business segment, partially offset by Php7,555 million increase in net income from our Other business segment.  Our consolidated basic and diluted EPS decreased to Php61.61 for the year ended December 31, 2017 from Php92.33 in 2016.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2017 and 2016.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	(2,215)	(17)	10,618	53	(12,833)	(121)
Fixed line	7,474	56	8,134	40	(660)	(8)
Others	8,825	66	1,410	7	7,415	526
Inter-segment transactions	(618)	(5)	—	—	(618)	(100)
Consolidated	13,466	100	20,162	100	(6,696)	(33)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php66,174 million in 2017, an increase of Php5,013 million, or 8%, as compared with Php61,161 million in 2016, primarily due to improved Adjusted EBITDA in our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	36,395	55	32,915	54	3,480	11
Fixed line	29,478	45	26,950	44	2,528	9
Others	(1,307)	(2)	(276)	—	(1,031)	(374)
Inter-segment transactions	1,608	2	1,572	2	36	2
Consolidated	66,174	100	61,161	100	5,013	8

Core Income

Our consolidated core income amounted to Php27,668 million in 2017, a decrease of Php189 million, or 1%, as compared with Php27,857 million in 2016 primarily due to a decrease in core income from our Wireless business segment as a result of higher depreciation expense, partially offset by higher core income in each of our Other and Fixed Line business segments.  Our consolidated basic and diluted core EPS, decreased to Php127.79 in 2017 from Php128.66 in 2016.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Wireless	9,812	35	12,275	44	(2,463)	(20)
Fixed line	8,846	32	7,746	28	1,100	14
Others	9,628	35	7,836	28	1,792	23
Inter-segment transactions	(618)	(2)	—	—	(618)	(100)
Consolidated	27,668	100	27,857	100	(189)	(1)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php92,572 million from our wireless business in 2017 a decrease of Php11,515 million, or 11%, from Php104,087 million in 2016.

The following table summarizes our total revenues by service from our wireless business for the years ended December 31, 2017 and 2016:

					Decrease
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Service Revenues:
Mobile	84,439	91	96,497	93	(12,058)	(12)
Home Broadband	2,556	3	2,772	3	(216)	(8)
MVNO and others(1)	417	—	585	—	(168)	(29)
Total Wireless Service Revenues	87,412	94	99,854	96	(12,442)	(12)

Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	5,160	6	4,233	4	927	22
Total Wireless Revenues	92,572	100	104,087	100	(11,515)	(11)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries.

Service Revenues

Our wireless service revenues in 2017 decreased by Php12,442 million, or 12%, to Php87,412 million as compared with Php99,854 million in 2016, mainly as a result of lower revenues from mobile services and home broadband services.  As a percentage of our total wireless revenues, service revenues accounted for 94% and 96% for the years ended December 31, 2017 and 2016, respectively.

Mobile Services

Our mobile service revenues amounted to Php84,439 million in 2017, a decrease of Php12,058 million, or 12%, from Php96,497 million in 2016.  Mobile service revenues accounted for 97% of our wireless service revenues in each of the years ended December 31, 2017 and 2016.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2017 and 2016:

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

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php6,370 million, or 17%, to Php30,724 million in 2017 from Php37,094 million in 2016, mainly on account of lower domestic and international voice revenues due to the availability of alternative calling options and other OTT services.  Mobile voice services accounted for 36% and 38% of our mobile service revenues for the years ended December 31, 2017 and 2016, respectively.

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

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2017 and 2016:

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

Subscriber Base, ARPU and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2017 and 2016:

			Increase (Decrease)
	2017	2016	Amount	%
Mobile subscriber base	58,293,908	62,763,209	(4,469,301)	(7)
Smart(1)	21,821,441	23,027,793	(1,206,352)	(5)
Prepaid	20,433,351	21,643,963	(1,210,612)	(6)
Postpaid	1,388,090	1,383,830	4,260	-
TNT	28,807,964	29,845,509	(1,037,545)	(3)
Sun(1)	7,664,503	9,889,907	(2,225,404)	(23)
Prepaid	6,535,331	8,463,469	(1,928,138)	(23)
Postpaid	1,129,172	1,426,438	(297,266)	(21)
Home Broadband subscriber base	237,354	270,203	(32,849)	(12)
Total wireless subscribers	58,531,262	63,033,412	(4,502,150)	(7)

(1)	Includes mobile broadband subscribers.

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

Non-Service Revenues

Our wireless non-service revenues consist of sales of mobile handsets, SIM-packs, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues increased by Php927 million, or 22%, to Php5,160 million in 2017 from Php4,233 million in 2016, primarily due to lower subsidy on postpaid mobile handsets, partly offset by the decline in revenues from prepaid mobile handsets and broadband data modems attributable to lower average price per unit.

Expenses

Expenses associated with our Wireless business segment amounted to Php97,651 million in 2017, an increase of Php6,028 million, or 7%, from Php91,623 million in 2016.  A significant portion of the increase was mainly attributable to higher depreciation and amortization, and noncurrent asset impairment, partially offset by lower provisions, cost of sales and services, interconnection costs, and selling, general and administrative expenses.  As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 105% and 88% for the years ended December 31, 2017 and 2016, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2017 and 2016 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	39,584	41	41,472	45	(1,888)	(5)
Depreciation and amortization	36,776	38	18,767	20	18,009	96
Cost of sales and services	8,814	9	14,333	16	(5,519)	(39)
Interconnection costs	6,373	6	8,035	9	(1,662)	(21)
Asset impairment	3,913	4	785	1	3,128	398
Provisions	2,191	2	8,231	9	(6,040)	(73)
Total	97,651	100	91,623	100	6,028	7

Selling, general and administrative expenses decreased by Php1,888 million, or 5%, to Php39,584 million, primarily due to lower expenses related to selling and promotions, repairs and maintenance, insurance and security services, and professional and other contracted services, partly offset by higher rent expenses and compensation and employee benefits.

Depreciation and amortization charges increased by Php18,099 million, or 96%, to Php36,776 million, primarily due to higher depreciable asset base and depreciation due to shortened life of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.

Cost of sales and services decreased by Php5,519 million, or 39%, to Php8,814 million, primarily due to lower issuances of mobile handsets and mobile broadband data modems, partly offset by higher cost of licenses from various partnership with content providers.

Interconnection costs decreased by Php1,662 million, or 21%, to Php6,373 million, primarily due to lower interconnection cost on domestic voice and SMS services, mainly as a result of lower interconnection rates, and lower interconnection costs on international voice and SMS services, partially offset by an increase in interconnection charges on international data roaming services.

Asset impairment increased by Php3,128 million, or 398%, to Php3,913 million, primarily due to impairment of certain network equipment, which were rendered obsolete due to technological advancements as a result of the continuing network transformation projects.

Provisions decreased by Php6,040 million, or 73%, to Php2,191 million, mainly due to lower provisions for doubtful accounts and inventory obsolescence, primarily driven by a 16% year-on-year decline in our postpaid service revenues and an improvement of our year-on-year collection efficiency from 89% to 90%, both of which resulted in the decrease of our billed subscribers receivable for postpaid services and in turn a decline in our provision for doubtful accounts, and a one-time provision taken in 2016 relating to the migration of our billing system for postpaid accounts for our Sun Cellular brand to Smart’s billing system, and the resulting alignment of provisioning policies related to receivables and inventories.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Financing costs – net	(2,247)	(2,482)	235	9
Equity share in net losses of associates	(129)	(127)	(2)	(2)
Foreign exchange losses – net	(57)	(1,653)	1,596	97
Gain on derivative financial instruments – net	282	485	(203)	(42)
Interest income	305	269	36	13
Other income – net	1,923	405	1,518	375
Total	77	(3,103)	3,180	102

Our Wireless business segment’s other income amounted to Php77 million in 2017, an increase of Php3,180 million, or 102%, as against other expenses of Php3,103 million in 2016, primarily due to the combined effects of the following: (i) lower net foreign exchange losses by Php1,596 million on account of revaluation of foreign currency-denominated assets and liabilities due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar; (ii) higher other income – net by Php1,518 million mainly due to higher miscellaneous income, partly offset by the impairment on Smart’s investment in AF Payments, Inc., or AFPI, and lower income from consultancy; (iii) lower net financing costs by Php235 million; (iv) higher interest income by Php36 million;
(v) higher equity share in net losses of associates by Php2 million; and (vi) lower net gains on derivative financial instruments by Php203 million.

Benefit from Income Tax

Benefit from income tax amounted to Php2,787 million in 2017, an increase of Php1,530 million from Php1,257 million in 2016, primarily due to the tax impact of depreciation due to shortened life of property and equipment, and asset impairment recognized for the year.

Net Income (Loss)

As a result of the foregoing, our Wireless business segment’s net loss amounted to Php2,215 million in 2017, a change of Php12,833 million as against net income of Php10,618 million in 2016.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php3,480 million, or 11%, to Php36,395 million in 2017 from Php32,915 million in 2016.  Adjusted EBITDA margin increased to 42% in 2017 from 33% in 2016.

Core Income

Our Wireless business segment’s core income decreased by Php2,463 million, or 20%, to Php9,812 million in 2017 from Php12,275 million in 2016 mainly on account of higher depreciation expense, partly offset by higher Adjusted EBITDA.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php78,341 million in 2017, an increase of Php5,613 million, or 8%, from Php72,728 million in 2016.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2017 and 2016 :

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

Voice Services

Revenues from our voice services decreased by Php1,130 million, or 4%, to Php28,500 million in 2017 from Php29,630 million in 2016, primarily due to lower international (partly due to the continued popularity of services such as Skype, Uber, Line, Facebook Messenger, Googletalk and Whats App, offering free on-net calling services, and other similar services), and domestic services, partially offset by higher revenues from local exchange.

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

Expenses

Expenses related to our Fixed Line business segment totaled Php63,864 million in 2017, an increase of Php2,579 million, or 4%, as compared with Php61,285 million in 2016.  The increase was primarily due to higher selling, general and administrative expenses, cost of sales and services, and provisions, partly offset by lower interconnection costs, depreciation and amortization expenses, and asset impairment.  As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 82% and 84% for the years ended December 31, 2017 and 2016, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2017 and 2016 and the percentage of each expense in relation item to the total:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
	(Pesos in millions)
Selling, general and administrative expenses	37,390	59	34,248	56	3,142	9
Depreciation and amortization	15,001	24	15,471	25	(470)	(3)
Cost of sales and services	4,788	7	3,868	6	920	24
Interconnection costs	4,587	7	5,940	10	(1,353)	(23)
Provisions	2,098	3	1,722	3	376	22
Asset impairment	—	—	36	—	(36)	100
Total	63,864	100	61,285	100	2,579	4

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

Our Fixed Line business segment’s other expenses amounted to Php3,323 million in 2017 from Php291 million in 2016, mainly due to the combined effects of the following: (i) lower other income – net by Php3,043 million mainly due to impairment of investment in Hastings PDRs and lower gain on sale of properties, partly offset by the reversal of impairment of investment in Digitel Crossing, Inc., or DCI; (ii) lower net gains on derivative financial instruments by Php260 million; (iii) higher net financing costs by Php189 million; (iv) a decrease in interest income by Php12 million; (v) equity share in net earnings of associates of Php44 million in 2017 as against equity share in net losses of associates of Php40 million in 2016; and (vi) lower net foreign exchange losses by Php388 million.

Provision for Income Tax

Provision for income tax amounted to Php3,680 million in 2017, an increase of Php662 million, or 22%, from Php3,018 million in 2016.  The effective tax rates for our Fixed Line business segment were 33% and 27% in 2017 and 2016, respectively.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php7,474 million in 2017, a decrease of Php660 million, or 8%, as compared with Php8,134 million in 2016.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php2,528 million, or 9%, to Php29,478 million in 2017 from Php26,950 million in 2016.  Adjusted EBITDA margin remained stable at 39% in each of 2017 and 2016.

Core Income

Our Fixed Line business segment’s core income increased by Php1,100 million, or 14%, to Php8,846 million in 2017 from Php7,746 million in 2016, primarily as a result of higher Adjusted EBITDA and lower depreciation expense, partially offset by lower other income – net.

Others

Revenues

We generated revenues of Php1,279 million from our Other business segment in 2017, which include revenues from digital platforms and mobile financial services, an increase of Php432 million, or 51%, from Php847 million in 2016, primarily due to the increase in PayMaya mobile payment transactions.

Expenses

Expenses related to our other business totaled Php2,774 million in 2017, an increase of Php1,151 million, or 71%, as compared with Php1,623 million in 2016, due to higher selling, general and administrative expenses.

Other Income (Loss)

The following table summarizes the breakdown of other income – net for other business segment for the years ended December 31, 2017 and 2016:

			Change
	2017	2016	Amount	%
	(Pesos in millions)
Other Income (Expenses):
Equity share in net earnings of associates and joint ventures	2,991	1,348	1,643	122
Interest income	655	307	348	113
Financing costs – net	(214)	(192)	(22)	(11)
Foreign exchange losses	(256)	(646)	390	60
Other income – net	7,354	1,517	5,837	385
Total	10,530	2,334	8,196	351

Other income increased by Php8,196 million to Php10,530 million in 2017 from Php2,334 million in 2016, primarily due to the combined effects of the following: (i) higher other income – net by Php5,837 million due to lower impairment on the Rocket Internet investment and gain on conversion of iflix convertible notes, partly offset by lower gain on sale of Beacon Electric Holdings, Inc., or Beacon, shares in 2017; (ii) higher equity share in net earnings of associates and joint ventures by Php1,643 million due to higher equity share in net earnings of Beta, resulting mainly from the gain on sale of SPi; (iii) an increase in interest income by Php348 million; (iv) lower net foreign exchange losses by Php390 million; and (v) higher financing costs by Php22 million.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php8,825 million in 2017, an increase of Php7,415 million from Php1,410 million in 2016.

Core Income

Our other business segment’s core income amounted to Php9,628 million in 2017, an increase of Php1,792 million, or 23%, as compared with Php7,836 million in 2016, mainly as a result of higher equity share in net earnings of associates and joint ventures, higher other income and higher interest income.

Plans

We are the largest telecommunications company in the Philippines in terms of revenues and subscribers.  We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our current estimate for our consolidated capital expenditures in 2019 is approximately Php78 billion.  Our capital spending is focused on our objective to improve network quality and provide customers a superior data experience.

We plan to expand our LTE network in line with our desire to provide coverage to substantially all of the country’s cities and municipalities by the end of 2019.  We intend to expand and upgrade our fixed access networks for cable fortification and resiliency in various locations.  The expansion of our national and domestic networks is intended to follow the roll-out of our access networks.

We also plan to continue the transformation of our service delivery platforms and IT in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

While the commercial use cases for 5G are still being determined, PLDT is undertaking 5G pilots with several equipment vendors, namely:  Huawei, Nokia and Ericsson.

In March 2019, Smart signed a Memorandum of Understanding with Nokia, where both will collaborate in identifying innovative real world and enterprise-led 5G standalone (5G SA) solutions, such as artificial intelligence, drones, and Internet of Things (IoT) applications, for use in schools, colleges and universities. This will be done through the combined capabilities of the PLDT-Smart 5G Technolab in Makati and the Nokia Technology Center in Quezon City.

Furthermore, in anticipation of the rollout of 5G, the company’s capex investments, particularly in the transport network, aim to make the PLDT network 5G-ready.

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

(3)	Continuing investments to ensure that the PLDT network is 5G-ready; and

(4)	IT/Support Systems –upgrade of our IT and support systems.

We expect to fund incremental capital expenditures from free cash flow.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2018, 2017 and 2016 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2018 and 2017:

	2018	2017	2016
	(Pesos in millions)
Cash Flows
Net cash from operations	61,116	56,114	48,976
Net cash used in investing activities	(25,054)	(21,060)	(41,982)
Payment for purchase of property and equipment	48,771	37,432	42,825
Net cash used in financing activities	(18,114)	(40,319)	(15,341)
Net increase (decrease) in cash and cash equivalents	18,749	(5,817)	(7,733)

	2018	2017
	(Pesos in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	155,835	157,654

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	20,441	14,957
Total interest-bearing financial liabilities	176,276	172,611
Total equity attributable to equity holders of PLDT	112,358	106,842
	288,634	279,453
Other Selected Financial Data
Total assets	482,750	459,444
Property and equipment	195,964	186,907
Cash and cash equivalents	51,654	32,905
Short-term investments	1,165	1,074

Our consolidated cash and cash equivalents and short-term investments totaled Php52,819 million as at December 31, 2018.  Principal sources of consolidated cash and cash equivalents in 2018 were: (1) cash flows from operating activities amounting to Php61,116 million; (2) proceeds from availment of long-term debt of Php20,500 million; (3) proceeds from disposal of Rocket Internet shares of Php11,400 million and proceeds from repurchase of Matrixx’s Convertible Series B Preferred Stock of Php237 million; (4) proceeds from sale and collection of receivables from Metro Pacific Investments Corporation, or MPIC, of Php6,976 million and Php4,451 million, respectively; (5) proceeds from disposal of Hastings PDRs of Php1,664 million; (6) interest received of Php1,115 million; (7) proceeds from collection of derivative financial instruments of Php886 million; and (8) proceeds from disposal of property and equipment of Php345 million.  These funds were used principally for: (1) payment for purchase of property and equipment, including capitalized interest, of Php48,771 million; (2)

debt principal and interest payments of Php18,740 million and Php6,614 million, respectively; (3) cash dividend payments of Php13,928 million; and (4) payment for purchase of investment in Multisys Technologies Corporation, or Multisys, of Php1,588 million and net decrease in cash resulting from deconsolidation of VIH of Php1,186 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php33,979 million as at December 31, 2017.  Principal sources of consolidated cash and cash equivalents in 2017 were: (1) cash flows from operating activities amounting to Php56,114 million; (2) proceeds from availment of long-term debt of Php26,255 million; (3) proceeds from disposal of investment in associates and joint ventures of Php14,884 million; (4) proceeds from issuance of perpetual notes of Php4,165 million; (5) collection of receivables from MPIC of Php2,001 million: (6) net proceeds from maturity of short-term investments of Php1,830 million;
(7) interest received of Php1,217 million; (8) net proceeds from disposal of investments available-for-sale of Php924 million; (9) dividends received of Php833 million; (10) proceeds from disposal of property and equipment of Php484 million; (11) net proceeds from redemption of investment in debt securities of Php456 million; and (12) proceeds from disposal of investment properties of Php290 million.  These funds were used principally for: (1) debt principal and interest payments of Php39,199 million and Php7,076 million, respectively; (2) payment for purchase of property and equipment, including capitalized interest, of Php37,432 million;
(3) cash dividend payments of Php16,617 million; (4) net reduction in capital expenditures under long-term financing of Php7,735 million; (5) payment for purchase of investment in associates and joint ventures, mainly payment to VTI and Bow Arken of Php5,533 million and Php100 million additional funding to AFPI.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php5,002 million, or 9%, to Php61,116 million in 2018 from Php56,114 million in 2017, primarily due to lower level of settlement of accounts payable and other liabilities, lower corporate taxes paid and lower prepayments, partially offset by higher advances and other noncurrent assets, lower collection of receivables and lower operating income.

Our consolidated net cash flows provided by operating activities increased by Php7,138 million, or 15%, to Php56,114 million in 2017 from Php48,976 million in 2016, primarily due to lower prepayments, inventories and advances and other noncurrent assets, lower level of settlement of accounts payable and other liabilities, higher operating income and lower corporate taxes paid, partially offset by lower collection of receivables.

Cash flows provided by operating activities of our Wireless business segment increased by Php7,559 million, or 24%, to Php39,296 million in 2018 from Php31,737 million in 2017, primarily due to lower receivables, lower level of settlement of accounts payable and other liabilities, lower corporate taxes paid and lower prepayments, partially offset by higher advances and other noncurrent assets and lower operating income.  Cash flows provided by operating activities of our Fixed Line business segment decreased by Php2,950 million, or 12%, to Php22,601 million in 2018 from Php25,551 million in 2017, primarily due to higher advances and other noncurrent assets, higher level of settlement of accounts payable and other liabilities, and higher corporate taxes paid, partially offset by higher operating income and lower receivables.  Cash flows used in operating activities of our Other business segment decreased by Php475 million, or 59%, to Php329 million in 2018 from Php804 million in 2017, mainly due to lower level of settlement of accounts payable, partly offset by lower collection of receivables and higher operating loss.

Cash flows provided by operating activities of our wireless business increased by Php6,749 million, or 27%, to Php31,737 million in 2017 from Php24,988 million in 2016, primarily due to lower level of settlement of accounts payable and other liabilities, lower prepayments, and lower corporate taxes paid, partially offset by lower collection of receivables, lower operating income and higher advances and other noncurrent assets.  Cash flows provided by operating activities of our fixed line business increased by Php666 million, or 3%, to Php25,551 million in 2017 from Php24,885 million in 2016, primarily due to higher operating income, lower pension contribution, lower settlement of accounts payable and other liabilities, and lower inventories, partly offset by lower collection of receivables, higher prepayments and higher corporate taxes paid.  Cash flows used in operating activities of our other business decreased by Php25 million, or 3%, to Php804 million in 2017 from Php829 million in 2016 mainly due to higher collection of receivables, partly offset by higher settlement of accounts payable and other liabilities, and higher operating loss.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php25,054 million in 2018, an increase of Php3,994 million, or 19%, from Php21,060 million in 2017, primarily due to the combined effects of the following: (1) lower proceeds from disposal of investment in associates and joint ventures by Php13,174 million mainly due to proceeds from disposal of the remaining Beacon shares in 2017, partly offset by proceeds from disposal of Hastings PDRs of Php1,664 million in 2018; (2) higher payment for purchase of property and equipment, including capitalized interest, by Php11,339 million; (3) higher payment for purchase of investment, mainly investment in Multisys amounting to Php1,588 million and decrease in cash resulting from deconsolidation of VIH of Php1,186 million; (4) lower net proceeds from maturity of short-term investments by Php1,720 million; (5) proceeds from redemption of Beacon’s Class B Preferred Shares of Php1,000 million in 2017; (6) dividends received of Php833 million in 2017; (7) lower payment for purchase of investments in associates and joint ventures by Php5,522 million, mainly investment in VTI; (8) higher collection of receivables from MPIC by Php2,450 million and proceeds from sale of receivables from MPIC of Php6,976 million in 2018; and (9) proceeds from sale of Rocket Internet shares of Php11,400 million and proceeds from repurchase of Matrixx’s Convertible Series B Preferred Stock of Php237 million in 2018.

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

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2018 totaled Php48,771 million, an increase of Php11,339 million as compared with Php37,432 million in 2017.  Smart Group’s capital spending increased by Php7,579 million, or 31%, to Php31,884 million in 2018 from Php24,305 million in 2017.  Smart Group’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity.  PLDT’s capital spending increased by Php4,118 million, or 37%, to Php15,252 million in 2018 from Php11,134 million in 2017.  PLDT’s capex spending was used to finance the modernization program and the continuous facility roll-out and expansion of our domestic fiber optic network, as well as expansion of our data center business.  The balance represents other subsidiaries’ capital spending.

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

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php18,144 million in 2018, a decrease of Php22,175 million, or 55%, from Php40,319 million in 2017, resulting largely from the combined effects of the following: (1) lower payments of long-term debt and interest by Php20,459 million and Php462 million, respectively; (2) net settlement of capital expenditures under long-term financing of Php7,735 million in 2017; (3) lower cash dividend payments by Php2,689 million; (4) proceeds from issuance of perpetual notes of Php4,165 million in 2017; and (5) lower proceeds from availment of long-term debt by Php5,755 million.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2018 amounted to Php20,500 million, mainly from PLDT’s and Smart’s drawings related to the financing of capital expenditure requirements and refinancing of maturing loan obligations.  Payments of principal and interest on our total debt amounted to Php18,740 million and Php6,614 million, respectively, for the year ended December 31, 2018.

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

Our consolidated long-term debt increased by Php3,665 million, or 2%, to Php176,276 million as at December 31, 2018 from Php172,611 million as at December 31, 2017, primarily due to drawings from our long-term facilities and the depreciation of the Philippine peso relative to the U.S. dollar, partly offset by debt amortizations.  As at December 31, 2018, the long-term debt level of Smart increased by 6% to Php65,996 million from Php62,388 as at December 31, 2017, and PLDT’s long-term debt level increased to Php110,280 million from Php110,223 million as at December 31, 2017.

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

As at December 31, 2018 and 2017, we are in compliance with all of our debt covenants.

See Note 20 – Interest-Bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2018 and 2017:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
2018				(Pesos in millions, except per share amount)
Common Stock
Regular Dividend	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12
	January 29, 2019	February 22, 2019	March 15, 2019	—	12
				—
Voting Preferred Stock	September 25, 2018	October 9, 2018	October 15, 2018	—	2
	December 4, 2018	December 19, 2018	January 15, 2019	—	3
	March 7, 2019	March 27, 2019	April 15, 2019	—	3
Charged to Retained Earnings					15,601

2017
Common Stock
Regular Dividend	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
	March 27, 2018	April 13, 2018	April 27, 2018	28	6,049
Preferred Stock
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	August 10, 2017	August 25, 2017	September 15, 2017	—	13
	November 9, 2017	November 28, 2017	December 15, 2017	—	12
	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12

Voting Preferred Stock	September 26, 2017	October 10, 2017	October 15, 2017	—	2
	December 5, 2017	December 20, 2017	January 15, 2018	—	3
	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
Charged to Retained Earnings					16,479

(1)	Dividends were declared based on total amount paid up.

See Item 3 – “Key Information – Dividends Declared” and “ – Dividends Paid” and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook
Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB+	Stable
	ASEAN regional scale	axA+
Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable
Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
	National Long-term Rating	AAA(ph1)	Stable
CRISP	Issuer rating	AAA	Stable

On September 3, 2018, Moody’s affirmed PLDT’s foreign currency bond rating and local currency issuer rating at “Baa2”.  Both ratings are considered “investment grade.”  The outlook in both ratings is stable.

On August 28, 2018, Fitch downgraded PLDT’s long-term foreign currency issuer default rating and long-term local currency issuer default rating to “BBB” from “BBB+”, with a stable outlook.  Fitch affirmed its National Rating at “AAA (phl)”.

On May 24, 2017, S&P affirmed our long-term foreign issuer credit rating at “BBB+”, with a stable outlook.  This rating is considered as “investment grade.”  On the S&P ASEAN regional scale, PLDT’s rating affirmed at “axA+”.

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale.  CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.  As at March 21, 2019, there has been no change in the credit rating issued by CRISP.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends.  In 2016, in view of our elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share and the resources required to support the acquisition of SMC’s telecommunications business, we have lowered our regular dividend payout to 60% of our core income.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings in 2016, 2017 and 2018.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments paid to shareholders amounted to Php13,928, Php16,617 million and Php22,987 million as at December 31, 2018, 2017 and 2016, respectively.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2018 and 2017, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php88 million as at December 31, 2018 and 2017, respectively.  These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the years ended December 31, 2018 and 2017 were 5.2% and 2.9%, respectively.  We expect inflation to ease given BSP’s outlook that it will be within the target range of 2% to 4% in 2019.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks” for a description of the impact of foreign currency fluctuations on our business.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at January 31, 2019 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	72	November 24, 1998 to present
Helen Y. Dee	74	June 18, 1986 to present
Ray C. Espinosa	62	November 24, 1998 to present
James L. Go	79	November 3, 2011 to present
Shigeki Hayashi	51	August 10, 2017 to present
Junichi Igarashi(2)	54	August 9, 2018 to present
Aurora C. Ignacio(3)	62	November 8, 2018 to present
Bernido H. Liu(1)	56	September 28, 2015 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban(1)	82	April 23, 2013 to present
Albert F. del Rosario	79	July 11, 2016 to present
Pedro E. Roxas(1)	62	March 1, 2001 to present
Marife B. Zamora	65	November 14, 2016 to present
Ma. Lourdes C. Rausa-Chan	65	March 29, 2011 to present

(1)	Independent Director.
(2)	Elected as Director of the Company effective August 9, 2018.
(3)	Elected as Director of the Company effective November 8, 2018.

The name, age, position and period of service of the executive officers of PLDT as at January 31, 2019 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan	72	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2016 to present
Ernesto R. Alberto	57	Executive Vice President	January 1, 2012 to present
		Enterprise, International and Carrier Business Head	September 16, 2011 to November 30, 2016
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
		Chief Revenue Officer	December 1, 2016 to present
Ray C. Espinosa(1)	62	Regulatory Affairs and Policies Head	March 4, 2008 to November 30, 2016
		Chief Corporate Services Officer	December 1, 2016 to January 28, 2019
Victorico P. Vargas	66	Business Transformation Office Head	January 1, 2016 to present
Gina Marina P. Ordoñez	57	People Group Head	March 21, 2019 to present
Marilyn A. Victorio-Aquino(2)	63	Chief Legal Counsel	December 1, 2018 to present
Anabelle L. Chua	58	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to May 17, 2015
		Treasurer	February 1, 1999 to May 17, 2015
		Chief Financial Officer of Smart	December 1, 2005 to May 17, 2015
		Chief Financial Officer of PLDT	May 18, 2015 to present
		Chief Risk Management Officer	August 9, 2018 to present
Ma. Lourdes C. Rausa-Chan	65	Senior Vice President	January 5, 1999 to November 30, 2018
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to November 30, 2018
		Chief Governance Officer	March 4, 2008 to present
Alejandro O. Caeg	58	Senior Vice President	January 1, 2012 to present
		Consumer Business Customer Development Head	August 1, 2017 to present
		Wireless Consumer Division Sales and Distribution Head of Smart	December 1, 2016 to July 31, 2017
		International and Carrier Business Head	March 1, 2009 to November 30, 2016
Juan Victor I. Hernandez	45	Senior Vice President	March 23, 2017 to present
		Enterprise Business Head	December 1, 2016 to present
		Corporate Business Head	August 2009 to November 30, 2016
Menardo G. Jimenez, Jr.	55	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Fixed Line Business Transformation Office (BTO) Head	August 1, 2010 to November 30, 2016
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Deputy BTO Head	January 1, 2017 to present
June Cheryl A. Cabal-Revilla	45	Senior Vice President	May 12, 2017 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Chief Financial Officer of Smart and DMPI	May 18, 2015 to present
		PLDT Group Controller	May 18, 2015 to present
Oscar Enrico A. Reyes, Jr.	43	Senior Vice President	November 9, 2017 to present
		Consumer Business Market Development Head	August 1, 2017 to present
		Home Business Head	January 1, 2017 to July 31, 2017
Leo I. Posadas	52	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
(1)

Our Chief Corporate Services Officer (CCSO), Atty. Ray C. Espinosa, who has been appointed as Deputy Chief Executive Officer of Meralco, will continue to be a member of the PLDT Board and concurrently assume the role of Senior Advisor to the President and Chief Executive Officer of PLDT.

(2)	Appointment as Chief Legal Counsel effective December 1, 2018 was approved by the Board of Directors in the meeting held on August 9, 2018.

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Pedro E. Roxas and Bernido H. Liu, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors.  The independence standards/criteria are provided in our By-Laws and Corporate Governance Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 72 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. Since January 1, 2016, he concurrently holds the position of President and Chief Executive Officer of PLDT and Smart Communications, Inc. (“Smart”). He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT.  He also serves as  Chairman of Metro Pacific Investments Corporation (“MPIC”), Manila Electric Company and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Inc., all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, Digitel Mobile Philippines, Inc., Digital Telecommunications Phils, PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated.  He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

Mr. Pangilinan founded First Pacific Company Limited (“First Pacific”), a Hongkong Stock Exchange-listed company, in 1981 and serves as its Executive Chairman, Managing Director and Chief Executive Officer. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College, and Amateur Boxing Association of the Philippines, a governing body of amateur boxers in the country, and the Chairman Emeritus of the Samahang Basketbol ng Pilipinas. He is also the Chairman of Philippine Business for Social Progress, the largest private sector social action organization made up of the country’s largest corporations.  He is a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

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

Ms. Helen Y. Dee, 74 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson or a director of EEI Corporation, House of Investments, Petro Energy Resources Corporation and Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses. She is also the President and/or Chief Executive Officer of Hydee Management and Resource Corp., Moira Management, Inc., Tameena Resources, Inc., YGC Corporate Services, Inc., GPL Holdings, Inc. and Mijo Holdings, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 62 years old, has been a director of PLDT since November 24, 1998, and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was appointed as Deputy Chief Executive Officer of Manila Electric Company (“Meralco”) and Senior Advisor to the President and CEO of PLDT effective January 28, 2019. He is a director of Metro Pacific Investments Corporation and Roxas Holdings, Inc., a director and Chairman of the Finance Committee of Meralco, an independent director and Chairman of the

Audit Committee of Lepanto Consolidated Mining Company, all of which are PSE-listed companies, and an independent director and the Chairman of the Risk Management Committee of Maybank Philippines, Inc.  He is the Chairman of PhilStar Group of Companies and Business World Publication Corporation, the President of Mediaquest Holdings, Inc., a director of several subsidiaries of PLDT including Smart and ePLDT, Inc., and a trustee of the Beneficial Trust Fund of PLDT and PLDT-Smart Foundation, Inc. Atty. Espinosa served as the President & CEO of ePLDT and its subsidiaries until April 2010 and as President & CEO of TV5 Network Inc. and Cignal TV, Inc. until May 2013. In June 2013, he joined First Pacific as Associate Director and was appointed as First Pacific Group’s Head of Government and Regulatory Affairs and Head of Communications Bureau for the Philippines. He was PLDT’s Head of Regulatory and Strategic Affairs until December 2016 and Chief Corporate Services Officer until January 28, 2019.

Atty. Espinosa has a Master of Laws degree from the University of Michigan Law School and is a member of the Integrated Bar of the Philippines. He was a partner at Sycip Salazar Hernandez & Gatmaitan from 1982 to 2000, and a foreign associate at Covington and Burling (Washington, D. C., USA) from 1987 to 1988. He placed first in the 1982 Philippine Bar Examinations.

Mr. James L. Go, 79 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT.  He is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. and Oriental Petroleum and Minerals Corporation, the Chairman of Universal Robina Corporation and Robinsons Land Corporation, the Vice Chairman of Robinsons Retail Holdings, Inc., and a director of Cebu Air, Inc and Manila Electric Company, which are PSE-listed companies. He is also the Chairman of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of CFC Corporation, United Industrial Corporation Limited, Marina Center Holdings Private Limited and Hotel Marina City Private Limited. He is also the President and a Trustee of the Gokongwei Brothers Foundation. He was the Vice Chairman and President and Chief Executive Officer of Digital Telecommunications, Inc. until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Shigeki Hayashi, 51 years old, has been a director of PLDT since August 10, 2017. He is the Vice President-Planning/Carrier Relation Global Business of NTT Communications Corporation (“NTT Com”). He handles strategy and management of the global business of overseas subsidiaries, post-merger integration of NTT Com’s mergers and acquisitions companies and carrier relation with global carriers of NTT Com. His previous positions in NTT Com were Director-Planning, Global Business (2012 to 2016), Senior Manager-Overseas Business Management, Global Business (2007 to 2012) and Senior Manager-Tax Accounting Division, Accounts and Finance Department (1999 to 2004). He was the Deputy General Manager-Corporate Management Department of NTT Europe Ltd. from 2004 to 2007. Mr. Hayashi obtained his Bachelor of Economics Degree from Osaka University.

Mr. Junichi Igarashi, 54 years old, has been a director of PLDT since August 9, 2018. He is a member of the Governance & Nomination, Executive Compensation, Technology Strategy and Risk Committees, and as Advisor of the Audit Committee of the Board of Directors. From 2016-2018, he served as a Director of NTT DOCOMO, Smart Life Business Division in Tokyo, Japan. He developed and sold a language translation & travel mobile application (Jspeak: Japanese – 10 languages) for inbound travelers to Japan. From 2006-2016, he represented NTT DOCOMO as a GSMA PSMC (Product & Service Management Committee) member and exchanged strategic views about mobile industry with top 25 largest MNOs. On top of that, from 2013-2016, he was assigned in London, UK as General Manager for DOCOMO Europe, Inc. (a subsidiary of NTT DOCOMO) and worked with GSMA executives in GSMA London HQ. From 2006-2013, he served as a Director of NTT DOCOMO, Global Business Division in Japan. He conducted the PoC of WiMax Service in Canada (with Primus Communications, Inc.) and in Singapore (with InterTouch ,Inc.). Prior to that, he served as a Director of Business Development and Head of Japanese Corporate Sales Division from 2003-2006 in StarHub, Singapore.

Mr. Igarashi received his Master Degree in Mechanical Engineering from Tokyo University and  his Master of Business Administration from the University of Michigan Ann Arbor, USA.

Ms. Aurora Cruz Ignacio, 62 years old, has been a director of PLDT since November 8, 2018  She is the first woman chairperson of the Social Security Commission (SSC), the governing body of the Social Security System (SSS). She is a member of various committees of the SSC, including the Investment Oversight, Governance, Media Affairs, Coverage and Collection, Risk Management, Information Technology, and Audit Committees.

Prior to her appointment at SSC, Ms. Ignacio served as Assistant Secretary for Special Projects under the Office of the President of the Republic of the Philippines, and was designated as the Focal Person for Anti-Illegal Drugs pursuant to Presidential Directive No. 5. In additional, she was also tasked to handle Special Projects for the Office of the President while at the same time attending to her duties as Principal Member of the Task Force on

Establishment of Rehabilitation and Treatment Centers for Drug Users. She was a Guest Member of the Dangerous Drugs Board and a council member of the National Food Authority. Prior to her government stint, Ms. Ignacio worked in the Bank of the Philippine Islands as corporate banking employee.

Ms. Ignacio obtained her Bachelor of Science Degree in Commerce Major in Banking and Finance from Centro Escolar University.

Mr. Bernido H. Liu, 56 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of Golden ABC, Incorporated. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a fast-growing dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman and President of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, Red Logo Lifestyle Inc., Greentree Food Solutions, Inc., a director of GABC International Pte Limited (SG) and GABC Singapore Retail Pte Ltd.  He is a trustee for Children’s Hour Philippines and of the Philippine Retailers Association, a director for Mga Likha ni Inay, Inc., a member of the Visayas Advisory Council of Habitat for Humanity Philippines, and until March 27, 2018, was an independent member of the Board of Trustees of the PLDT-SMART Foundation, Inc.

Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, Cebu, and completed the Executive Education Owner/President Management Program of the Harvard Business School. Over the years, Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include, among others, the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, Global Retailer of the Year from the Philippine Retailers Association and the Department of Trade and Industry, and the ASEAN Business Award of Excellence for Priority Integration Sector in Retail.

Hon. Artemio V. Panganiban, 82 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Manila Electric Company, Petron Corporation, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as  a senior adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties, Corp.  He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc.,  Chairman of the Philippine National Committee of the Asean Law Association, a consultant of the Judicial and Bar Council, a member of the Permanent Court of Arbitration in The Hague, Netherlands, and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Associate Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy. He has received over 250 awards in recognition of his role as jurist, practicing lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including “The Renaissance  Jurist  of  the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court. Hon. Panganiban graduated cum laude from Far Eastern University  with a Bachelor of Laws Degree in 1960,  and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Ambassador Albert F. del Rosario, 79 years old, has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from Feb. 2011 to March 2016 and also served as Philippine Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of various firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is the Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc., Stratbase ADR Institute, Inc., and a director of First Pacific Company Limited, Metro Pacific Investments Corporation and Rockwell Land Corporation (both PSE-listed companies), Indra Philippines, Inc., Metro Pacific Tollways Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, Enterprise Investments Holdings, Inc. and Asia Insurance (Phil.) Corp. He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development and Philippine Cancer Society, Inc. and a member of the Advisory Board of CSIS Southeast Asia Program and Metrobank Foundation, Inc.

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad. In September 2004, he was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines and the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 APEC in December 2015. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation, 2014 Management Man of the Year by Management Association of the Philippines, 2016 Outstanding Government National Official by Volunteers Against Crime and Corruption (VACC), 2016 Asia CEO Awards as Life Contributor, and Manuel L. Quezon Gawad Parangal as Quezon City’s Most Outstanding Citizens for 2016. He was elevated to the Xavier Hall of Fame in New York City in 2006. He received the AIM Washington Sycip Distinguished Management Leadership Award in 2011, Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015, Rotary Club Makati West’s First “Albert del Rosario Award” (Tungo sa Makatarungang Pamumuhay) in August 2016, Outstanding Leadership in Diplomatic Service by Miriam College Department of International Studies and Philippine Tatler’s Diamond Award both in November 2016. On September 25, 2018 he was conferred the Honorary Degree of Doctor for Humanities by the Ateneo de Manila University for staunchly defending the sovereignty and territorial integrity of the country, raising the standards of economic diplomacy and proactively ensuring the safety and security of overseas Filipinos everywhere.

Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Mr. Pedro E. Roxas, 62 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit Committee and serves as an independent member of the Risk, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT.  He is the Chairman of Roxas Holdings, Inc. and Roxas and Company, Inc., and an independent director of Manila Electric Company, BDO Private Bank and CEMEX Holdings Phil. Inc., which are reporting or PSE-listed companies.  He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc., Hawaiian-Philippine Co. and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President) and Roxas Foundation, Inc.. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Ms. Marife B. Zamora, 65 years old, has been a director of PLDT since November 14, 2016.  She is the Chairman of the Board of Willis Towers Watson Insurance Brokers, Inc., a member of the Board of Trustees of the Asian Institute of Management and ABS-CBN Lingkod Kapamilya Foundation Inc., and a member of the Board of Directors and Secretary of the Integrity Initiative, Inc.  She co-founded and is the Chair of the Filipina CEO Circle, an organization of Filipina CEOs who rose through the ranks to lead large corporations in the private sector. She was Chairman of Convergys Philippines until December 2018, Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines, setting up its first contact center in 2003 and leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was with IBM

Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines.  Honors conferred on Ms. Zamora include the Asia CEO Awards 2011 Global Filipino Executive of the Year, the ‘Go Negosyo’ Woman STARpreneuer Award 2012, and the 100 Most Influential Filipino Women in the World 2013.

Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied in the University of the Philippines and the Wharton School of the University of Pennsylvania.

Ms. Gina Marina P. Ordoñez, Head of People Group, concurrently leads HR Operations and Process Quality Management Groups. She joined the PLDT Group in 2016 under the Business Transformation Office (BTO) and later assumed headship role of Smart Communications, Inc.’s People Group in May of the same year before moving back to BTO in 2018 to head Process Quality Management. She previously served as Vice President for Service Operations and Quality Management at Makati Medical Center from 2009-2015. She was a Service Quality Consultant of Security Bank from 2014-2016. Most of her professional life had been spent with Citibank where she served as Head of Customer Experience for Consumer Banking and held other leadership positions. Ms. Ordońez is also a professional and registered Corporate Coach certified to run Coaching Clinics. She completed her Coach training from Coach U and is currently a member of the International Coach Federation and Asia Pacific Alliances of Coaches. She finished BS Environmental Planning in Maryknoll College and has strong preparation and education on leadership, customer service and operations management here and abroad.

Ms. Ma. Lourdes C. Rausa-Chan, 65 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary and Chief Governance Officer since November 1998 and March 2008, respectively, and was the Head of Corporate Affairs and Legal Services until November 30, 2018. She is a director and the Corporate Secretary of ePLDT, PLDT Global Investments Holdings, Inc., PLDT Communications and Energy Ventures, Inc., ACeS Philippines Cellular Satellite Corporation and Mabuhay Investments Corporation, and also serves as Corporate Secretary of several other subsidiaries of PLDT, and of PLDT-Smart Foundation Inc. and Philippine Disaster Resilience Foundation, Inc.  Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries.  Ms. Rausa-Chan received her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Ernesto R. Alberto, Group Chief Revenue Officer for both PLDT and Smart since December 2016 is responsible for generating revenues from all the market segments of the group (Enterprise, International and Consumer Businesses). He is also the President and CEO of ePLDT since January 2013, and sits as member of the PLDT and Smart Group’s Top Management Team (TMT). Prior to that he was the head of PLDT Group Enterprise, International and Carrier Business since 2012.

He is the Chairman of Asia Netcom Philippines Corporation, Digitel Crossing, Inc., Mabuhay Investments Corporation, Telesat, Inc., ABM Global Solutions, Curo Teknika, ePDS, IP Converge Data Services, Rack It Data Center, Inc., PLDT Malaysia Sdn. Bhd, Bonifacio Communications Corporation, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT Maratel, Inc., PLDT Philcom and Smart NTT Multi-Media,  a director of Asean Telecom Holdings Sdn. Bhd, Digital Telecommunications Phils., Inc., Digitel Mobile Phils., Inc., i-Contacts Corporation, MVP Rewards and Loyalty Solutions, Inc., PLDT Global Corporation, PayMaya, Primeworld Digital Systems, Inc., Smart, Talas Data Intelligence, Inc., Wifun, Inc., and a number of subsidiaries and afilaites of PLDT, Smart and ePLDT. He is a trustee of the Advertising Foundation of the Philippines and a member of the Management Association of the Philippines (MAP) and Makati Business Club (MBC). He is also a founding member and trustee of IBM Analitika Philippines. He is the Chairman of Junior Achievement of the Philippines, Inc. and is involved in several socio-civic organizations.

Ms. Anabelle L. Chua, Chief Financial Officer and Chief Risk Management Officer of the PLDT Group, previously served as the Chief Financial Officer of Smart from 2006 and Chief Financial Officer of Digitel Mobile from 2013 until May 2015. She holds directorships in several subsidiaries of PLDT, Smart,  Digitel, as well as in Voyager Innovations and PayMaya Philippines.. She is also a member of the Board of Directors of Philippine Stock Exchange, Securities Clearing Corporation of the Philippines and Philippine Telecommunications Investment Corporation and the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund (“PLDT-BTF”), a director of the companies owned by PLDT-BTF, and a director and member of the Finance, Audit, Risk and Nomination and Governance  Committees of the Board of Directors of Manila Electric Company. Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

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

Atty. Marilyn A. Victorio-Aquino, Chief Legal Counsel, joined First Pacific Company Limited (“First Pacific”) in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including  President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation, PXP Energy Corporation and Lepanto Consolidated Mining Company, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc.

Prior to joining First Pacific, Atty. Victorio-Aquino retired as a Senior Partner at SyCip Salazar Hernandez and Gatmaitan Law Offices (SyCipLaw). She joined SyCipLaw in 1980 and was admitted as Partner in 1989. Her practice areas were mining and natural resources, investments, mergers and acquisitions, construction and infrastructure, and project finance and securities, where she acted as legal counsel and represented local and foreign clients in respect of some of the largest projects and transactions in the Philippines.

Atty. Victorio-Aquino graduated cum laude (class salutatorian) from the University of the Philippines with a Bachelor of Laws Degree in 1980, placed second in the Philippine Bar Examinations and was admitted to the Philippine Bar in 1981. She obtained her Bachelor of Arts Degree from the University of Santo Tomas.  She is a member of the International Pacific Bar Association, Women Lawyers Circle, Federacion International de Abogadas, Philippine Bar Association and Integrated Bar of the Philippines.

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

Mr. Menardo G. Jimenez, Jr., Deputy Business Transformation Office Head, joined PLDT in December 2001 and has served  in various capacities as Corporate Communications and Public Affairs Head, Retail Business Head, Human Resources Group Head and Fixed Line Business Transformation Office Head.  He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions.  Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Mr. Oscar Enrico A. Reyes, Jr., Head of Consumer Market Development, joined PLDT in February 2015 and was seconded to CignalTV as Chief Operating Officer until December 31, 2015.  Thereafter, he served as Home Operations Head until December 2016 and as Home Business Head until July 2017.  He holds directorships in some subsidiaries of PLDT. Mr. Reyes, Jr. has extensive experience in consumer marketing and sales both locally and globally. Prior to joining PLDT, he served as General Manager-Consumer Products Division of L’Oreal Philippines Inc. from June 2012 until January 2015 and Deputy General Manager-Consumer Products Division from February 2012 until June 2012. He was the Marketing Director of Nutri-Asia Philippines, Inc. from April 2009 to January 2012 and worked for 11 years in Unilever companies, including Unilever Philippines, Inc. and Unilever Thai Trading Limited, handling global and local marketing and sales functions from 1998 to April 2009. Mr. Reyes obtained his Bachelor of Science Degree in Management Engineering from Ateneo De Manila University and attended an executive course on Culture Building in CEDEP, INSEAD and General Management in France.

Ms. June Cheryl A. Cabal-Revilla, Controller and Financial Reporting and Controllership Head, is concurrently the Chief Financial Officer of Smart since May 18, 2015. She is also a director and/or the Chief Financial Officer/Treasurer of several subsidiaries of PLDT, the Co-Controller of Vega Telecom, Inc., Eastern Telecommunications Phils, Inc. and Bell Telecommunication Phils, Inc., the Chief Financial Officer and/or Treasurer of PLDT-Smart Foundation, Philippine Disaster Resilience Foundation and TOYM Foundation, Comptroller of First Pacific Leadership Academy Foundation and director of Tahanan Mutual Building and Loan Association.  Prior to joining PLDT in June 2000 as an executive trainee  in  the  Finance  Group,  she  was  a senior  associate in the business audit and advisory group of SGV & Co. Ms. Cabal-Revilla received her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management.

Mr. Leo I. Posadas, Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury management and treasury operations of several companies under the PLDT Group.  He is a director and Treasurer of PLDT Global Investments Holdings, a director and Vice President for Treasury of Mabuhay Investments Corporation, and the Treasurer of the Vega Telecom group.  He is also the Treasurer of Smart, ePLDT, Digital Telecommunications, Digitel Mobile and several other subsidiaries of PLDT and Smart.  Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation.  Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions from the De La Salle University.

Below is a list of directorships in other private and public companies of the director named below.  All directorships of our other director are included in their respective biographies in the preceding pages.

Name of Director	Names of Companies
Helen Y. Dee

Public

EEI Corporation (Regular Director/Chairman)

House of Investments (Regular Director/Chairman)

Petro Energy Resources Corporation
(Regular Director/Chairman)

Rizal Commercial Banking Corporation
(Regular Director/Chairman)

Private

A.T. Yuchengco, Inc. (Regular Director/Chairman)

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

Pan Malayan Express (Regular Director/Chairman)

Pan Malayan Management and Investment Corporation (Regular Director/Chairman)

Pan Malayan Realty Corp. (Regular Director/Chairman)

Pan Pacific Computer Center (Regular Director/Chairman)

Petrowind Energy, Inc. (Regular Director/ Chairman)

Philippine Integrated Advertising Agency, Inc.
(Regular Director)

Promotions Personalized Inc. (Regular Director/Chairman)

RCBC Forex Brokers Corp (Regular Director)

RCBC Land (Regular Director)

RCBC Leasing & Finance Corp (Regular Director/Chairman)

RCBC Realty Corporation (Regular Director/Chairman)

RCBC Savings Bank (Regular Director/ Chairman)

Shayamala Corporation (Regular Director/Chairman)

Silver Falcon Insurance Agency, Inc.
(Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director/Chairman)

Tameena Resources, Inc. (Regular Director/Chairman)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular Director/Chairman)

Y Realty, Inc. (Regular Director)

Yuchengco Center (Regular Director/Chairman)

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified, except in case of death, resignation, disqualification or removal from office.  The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors/independent directors and officers of the Company or persons nominated to such positions has any family relationships up to the fourth civil degree either by consanguinity or affinity, except Mr. James L. Go (a director) and Ms. Anabelle L. Chua (Chief Financial Officer and Chief Risk Management Officer) who are relatives to the fourth civil degree by consanguinity, and Mr. Manuel V. Pangilinan (Chairman, President and CEO) and Ms. Gina Marina P. Ordoñez (People Group Head) who are relatives to the fourth civil degree by consanguinity.

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2018 amounted to approximately Php433 million.

The following table below sets forth the aggregate amount of compensation paid in 2018 and 2017 and estimated amount of compensation expected to be paid in 2019 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Anabelle L. Chua, Ernesto R. Alberto, Ma. Lourdes C. Rausa-Chan, who retired as Senior Vice President and Head of Corporate Affairs and Legal Services effective November 30, 2018, and Menardo G. Jimenez, Jr.; and (2) all other executive officers, other officers and directors, as a group.

	2019	2018	2017
	Estimate	Actual
	(Pesos in millions)
President and CEO and four most highly compensated executive officers:
Salary(1)	121	112	108
Bonus(2)	16	17	24
Other compensation(3)	94	119	35
	231	248	167
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	350	310	254
Bonus(2)	45	44	53
Other compensation(3)	194	227	200
	589	581	507
(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(3)

Includes Variable Pay/Short-term Incentive Plan, or STIP, and other payments.  Variable Pay/STIP is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives.  It covers regular officers and executives of the Company and is based on a percentage of their Guaranteed Annual Cash Compensation. Included in the figure for 2018 and 2019 is the amount of award in the form of PLDT common shares under the TIP.

Each of the directors of the Company is entitled to a director’s fee of Php250 thousand for each meeting of the Board of Directors attended.  In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance and Nomination, Executive Compensation, Technology Strategy, and Risk Committees, are each entitled to a fee of Php125 thousand for each committee meeting attended.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.  The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table.  The total amount of per diems paid in 2018 and 2017 were approximately Php63 million and Php72 million, respectively.  The total amount of per diems estimated to be paid in 2019 is approximately Php69 million.

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

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 25 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at January 31, 2019 by our continuing directors and executive officers.  Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)	Percentage of Class
Manuel V. Pangilinan	258,956(2)	0.119856
Helen Y. Dee	25,080(3)	0.011608
Ray C. Espinosa	20,743(2)	0.009601
James L. Go	240,209(2)	0.111179
Bernido H. Liu	1	0.000000
Shigeki Hayashi	1	0.000000
Junichi Igarashi(4)	1	0.000000
Aurora C. Ignacio(5)	1	0.000000
Retired Chief Justice Artemio V. Panganiban	1,771(2)	0.000820
Ma. Lourdes C. Rausa-Chan	2,400(2)	0.001111
Albert F. del Rosario	142,410(2)	0.065914
Pedro E. Roxas	231(6)	0.000107
Marife B. Zamora	5	0.000002
Ernesto R. Alberto	4,300(7)	0.001990
Anabelle L. Chua	15,828(2)	0.007326
Victorico P. Vargas	5,270(7)	0.002439
Marilyn A. Victorio-Aquino(8)	—	—
Alejandro O. Caeg	3,500(7)	0.001620
Menardo G. Jimenez, Jr.	2,229(2)	0.001032
June Cheryl A. Cabal-Revilla	2,425(7)	0.001122
Juan Victor I. Hernandez	3,300(7)	0.001527
Oscar Enrico A. Reyes, Jr.	3,370(7)	0.001560
Leo I. Posadas	1,210(2)	0.000560
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

(2)	Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co., or PDTC.
(3)

Includes 2,780 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee, both under PCD Nominee Corporation and 21,957 shares owned by Hydee Management Corporation.  As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(4)	Elected as Director of the Company effective August 9, 2018.
(5)	Elected as Director of the Company effective November 8, 2018.
(6)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.
(7)	Lodged with the PDTC.
(8)	Appointment as Chief Legal Counsel effective December 1, 2018 was approved by the Board of Directors in the meeting held on August 9, 2018.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at January 31, 2019, was 733,241, or approximately 0.339374% of PLDT’s outstanding shares of common stock.

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

Audit Committee

Our Audit Committee, or AC, is composed of three members, all of whom are independent directors, and four advisors.  The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu.  The four AC advisors are Mr. Junichi Igarashi and Mr. James L. Go, who are non-independent members of our Board of Directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors.  All of the members of our AC are financially literate and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management.  She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

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

Governance and Nomination Committee

Our Governance and Nomination Committee, or GNC, is composed of five voting members, all of whom are regular members of our Board of Directors and two are non-voting members.  Three of the voting members are independent directors namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors namely, Mr. Junichi Igarashi and Mr. Manuel V. Pangilinan who is the chairman of this committee.  The two non-voting members are Atty. Ma. Lourdes C. Rausa-Chan and until October 1, 2018, Ms. Ma. Elizabeth S. Sichon, who was replaced by Ms. Gina Ordoñez effective March 21, 2019.

The principal functions and responsibilities of our GNC are to:

1.	Establish the Company’s corporate governance framework, principles and policies and oversee their implementation;

2.	Develop and implement the Board’s performance evaluation process;

3.	Review and evaluate the qualifications of the persons nominated to the Board and to other positions requiring appointment by the Board;

4.	Identify persons qualified to become members of the Board and/or the Board Committees; and

5.	Make an assessment of the effectiveness of the Company’s nomination and selection process for the Board and Board Committees.

Executive Compensation Committee

Our Executive Compensation Committee, or ECC, is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member.  Three of the voting members are independent directors, namely Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors, namely, Mr. Junichi Igarashi and Mr. Manuel V. Pangilinan, who is chairman of this committee.  Ms. Ma. Elizabeth S. Sichon was the non-voting member until October 1, 2018 and was replaced by Ms. Gina Ordoñez effective March 21, 2019.

The principal functions and responsibilities of our ECC are to:

1.	Oversee the development of a compensation philosophy or policy consistent with the strategy, culture and control environment of PLDT;

2.	Oversee the development and administration of PLDT’s executive compensation programs, including long term incentive plans and equity-based plans for officers and executives;

3.	Oversee the development and administration of the Company’s performance management framework to monitor and assess the performance of Management;

4.	Review the succession plan for officers, including the CEO; and

5.	Oversee the development and implementation of professional development programs for officers.

Technology Strategy Committee

Our Technology Strategy Committee, or TSC, is composed of five voting members and two non-voting members.  The five voting members are non-independent directors Mr. Manuel V. Pangilinan, who is the chairman of the committee, former Ambassador Albert F. del Rosario, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Junichi Igarashi, and the two non-voting members are Mr. Oscar S. Reyes and Mr. Orlando B. Vea, who are members of our Advisory Board/Committee.

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

Risk Committee

Our risk committee, or RC, was created by the Board of Directors on June 9, 2015. The RC is composed of five voting members, all of whom are regular members of our Board of Directors.  Three of the voting members are independent directors, namely, Mr. Pedro E. Roxas, Mr. Bernido H. Liu and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee, and two are non-executive non-independent directors, namely, Mr. Junichi Igarashi and Mr. James L. Go.

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

Employees and Labor Relations

As at December 31, 2018, we had 17,222 employees within the PLDT Group, with 6,332 and 10,890 employees in our wireless and fixed line businesses, respectively.  PLDT had 8,401 employees as at December 31, 2018, of which 20% were rank and file employees, 72% were management/supervisory staff and 8% were executives.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2018	2017	2016
PLDT Group	17,222	17,779	18,038
Wireless	6,332	7,042	7,343
Fixed Line	10,890	10,737	10,695
LEC	8,772	6,832	7,205
Others	2,118	3,905	3,490
PLDT Only(1)	8,401	6,499	6,858
(1)	The increase is a result of the review/rationalization of the headcount requirements to help improve productivity, efficiency and provide better customer experience.

PLDT has three employee unions, representing in the aggregate 5,572, or 32% of the employees of the PLDT Group.  PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Bello in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

In sum, the CA: (i) GRANTED PLDT’s prayer for an injunction against the regularization orders; (ii) SET ASIDE the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and (iii) REMANDED to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services.

In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the Secretary of Labor.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular”.  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature.

Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision. PLDT is presently evaluating its legal remedies, which includes appealing the CA Decision and Resolution to the Supreme Court.

Pension and Retirement Benefits

Defined benefit pension plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.  For the purpose of complying with Revised IAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641.  As at December 31, 2018 and 2017, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

See Note 2 – Summary of Significant Accounting Policies – Retirement Benefits and Note 25 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at January 31, 2019, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders.  All shares of PLDT's voting stock have one vote per share.  PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1.First Pacific Company Limited’s affiliates	55,244,642(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.8	—	—	3.5
b. NTT DOCOMO, INC.	31,330,155(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	17,305,624(4)	8.0	—	—	4.7
4. Deutsche Bank AG Manila Branch – Clients A/C	12,794,347(5)	5.9	—	—	3.5
5. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	22,051,456(5)	10.21	—	—	6.0
6. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

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

(5)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at January 31, 2019.
(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at January 31, 2019, approximately 70.61% of the outstanding voting stock and 83.85% of the outstanding capital stock of PLDT were owned by Philippine persons.

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

Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement.  See Note 24 – Related Party Transactions – Transactions with Major Stockholders, Directors and Officers – Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Except for the transactions discussed in Item 4. “Information on the Company – Recent Developments” and Note 24 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18 – Financial Statements.”

Legal Proceedings

Except as disclosed in Note 26 – Provisions and Contingencies and Note 10 – Investment in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare – Notice of Transaction filed with the Philippine Competition Commission to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

Foreign Ownership Requirements

Two long-lasting proceedings, In the Matter of Wilson Gamboa and the Jose M. Roy III Petition, which challenged our compliance with foreign ownership restrictions were finally decided by the Philippines Supreme Court in a manner not adverse to PLDT. See Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion. Although we currently believe we are in compliance with the foreign ownership restrictions under the Philippine Constitution, if the Philippine SEC or the other relevant authorities in the Philippines determine otherwise, we could be subject to penalties.

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

Taxation

Local Business and Franchise Taxes

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2018, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2018.

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

The public ownership level of PLDT common shares listed on the PSE as at January 31, 2019 is 53.72%.

As at January 31, 2019, 10,154 stockholders were Philippine persons and held approximately 50.21% of PLDT’s common capital stock.  In addition, as at January 31, 2019, there were a total of approximately 25.8 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 249 holders.

For the period from January 1 to January 31, 2019, a total of 2.49 million shares of PLDT's common capital stock were traded on the PSE.  During the same period, the volume of trading was 4.98 million ADSs on the NYSE.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars.  PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines.  Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines.  As at December 31, 2018, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons.  For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

This section is based on the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the Philippines including the Philippine National Internal Revenue Code of 1997, or the Philippine Tax Code, all as currently in effect, as well as on the Convention between the Philippines and the United States, or the Philippines-United States Tax Treaty.  These authorities are subject to change, possibly on a retroactive basis.  In addition, this section is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed according to its terms.

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

The BIR has prescribed certain procedures, through an administrative issuance, for availment of tax treaty relief. The application for tax treaty relief has to be filed with the BIR by the non- resident shareholder (or a duly authorized representative) prior to the first taxable event, or prior to the first and only time the income tax payor is required to withhold the tax thereon or should have withheld taxes thereon had the transaction been subject to tax. The “first taxable event” has been construed by the BIR as “payment of the dividend.” Failure to file the application for tax treaty relief with the BIR prior to the first taxable event may disqualify the said application. A corporation may withhold taxes at a reduced rate on dividends paid to a non-resident holder of the common shares if such non-resident holder submits to the domestic corporation proof of the filing of the tax treaty relief application with the BIR prior to the payment of dividends. However, the Philippine Supreme Court in Deutsche Bank AG Manila Branch v. CIR, G.R. No. 188550, ruled that the period of application for the availment of tax treaty relief should not operate to divest the taxpayer the entitlement to the tax relief as it would constitute a violation of the duty required by good faith to comply with the treaty. The application for a tax treaty relief to be filed with the BIR operates to confirm the entitlement of the taxpayer to such relief. While the Supreme Court has ruled that the failure to file an application for tax treaty relief shall not disqualify an otherwise eligible taxpayer, in practice, some withholding agents strictly require the income earners (payees) to show an approved tax treaty relief application before availing of lower treaty tax rates to avoid controversy. On March 28, 2017, the BIR issued BIR Revenue Memorandum Order, or RMO, No. 08-2017 (“RMO 08-2017”), which simplified the procedures for applying preferential tax treaty rates for dividends, interests and royalties. This RMO provides that the preferential treaty rates shall be applied and used outright by the withholding agent upon submission by the non-resident payor of a Certificate of Residence for Tax Treaty Relief Form, which shall serve as proof of residency of such non-resident payor. RMO No. 08-2017 does not cover non-resident foreign corporations invoking the tax sparing provision (or the reduced tax rate of 15% on intercorporate dividends paid to nonresident foreign corporations).

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold.  Subject to applicable tax treaty rates, the rate of tax imposed on individuals and Philippine corporations on such gain, where the share is not disposed of through the PSE, is a final tax (i.e., capital gains tax) of 15% of the net capital gains realized during the year.3  For non-Philippine corporations, the rate is a final tax of 5% for gains not exceeding Php100,000 and 10% for gains in excess of that amount.  On March 15, 2018, the BIR issued Revenue Regulations No. 11-2018, which requires buyers of shares of stock (i.e., individuals, Philippine corporations and resident foreign corporations) to withhold from sellers the capital gains tax due on the sale of shares of stock in a Philippine corporation. Further, the Philippine Tax Code prohibits a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 6/10 of 1% of the gross selling price or gross value in money.4  This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client.  In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed

[3]

The rate has been recently amended by R.A. No. 10963 or the Tax Reform for Acceleration and Inclusion (“TRAIN”), which was signed into law on December 19, 2017 and became effective on January 1, 2018. The TRAIN amended several provisions of Republic Act No. 8424, as amended, or the National Internal Revenue Code (“NIRC”).

[4]	As recently amended by the TRAIN
[3]	As recently amended by the TRAIN

companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 6/10 of 1% (formerly, 1/2 of 1%) of the gross selling price or gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 15% or 5%/10%, as the case may be, capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 15% or 5%/10%, as the case may be, capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.  As of the date of this report, the MPO required to be complied with by publicly-listed companies is 10% of the publicly-listed companies’ issued and outstanding shares, exclusive of any treasury shares.

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

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php1.50 on each Php200, or fractional part thereof, of the par value of the shares. 5 The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines.  The sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the PSE is exempt from the documentary stamp tax.  However, Revenue Regulations No. 16-2012 provides that transfers of shares of stock of publicly-listed companies which are not compliant with the MPO requirement shall be subject to documentary stamp tax.

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes.  The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at 6% of the net estate. 6  Individual shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at the rate of 6% of the total gifts in excess of Php250,000.7 Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

•

if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country; or

[5]	As recently amended by the TRAIN
[6]	As recently amended by the TRAIN

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this Act.  The Commission maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.  Copies of these materials may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  These reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs representing our common stock are listed.  Our website address is www.pldt.com, where certain of our filings with the Commission are available online.

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

See Note 27 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program.  The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders.  The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2018 was US$2,055,034.56, which includes 2017 unused fund.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures.  Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2018.  Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2018.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2018.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SyCip Gorres Velayo & Co., or SGV & Co., (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2018.  This attestation report is dated March 21, 2019 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2018.

Changes in Internal Control Over Financial Reporting

In 2018, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that currently, none of the members of the AC is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.  Because our Board of Directors believes that the AC members along with its advisors, possess sufficient financial knowledge and experience, our Board of Directors has not separately appointed an audit committee member who qualifies as an audit committee financial expert.  Our Board of Directors has appointed Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors, as AC advisor to render advice on complex financial reporting or accounting issues that may be raised in our AC’s evaluation of our financial statements and other related matters.  Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers Worldwide, Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B.	Code of Business Conduct and Ethics

PLDT has adopted a Code of Business Conduct and Ethics, or PLDT’s Code of Ethics, which constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. PLDT’s Code of Ethics applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees.

A copy of the PLDT’s Code of Ethics is posted on our website at www.pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf under the Corporate Governance section.  This website does not form part of this annual report on Form 20-F.  The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of PLDT’s Code of Ethics from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2018 and 2017:

	2018	2017
	(Pesos in millions)
Audit Fees	48	48
All Other Fees	21	24
Total	69	72

Audit Fees.  This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees.  Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2018 and 2017.

Tax Fees.  We did not have any tax fees for the years ended December 31, 2018 and 2017.

All Other Fees.  This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2018 and 2017, and other non-audit engagements.

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

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, The Executive Compensation Committee, or ECC, approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.

As at March 20, 2019, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 204 thousand PLDT common shares have been released to the eligible participants on April 5, 2018 for the 2017 annual grant.  The TIP is administered by the ECC of the Board.

The following table presents information related to our repurchase of our ordinary shares during the year ended December 31, 2018 and 2017:

Period	Total number of shares purchased	Weighted average price per share	Number of shares purchased as part of publicly announced program	Number of shares yet to be purchased under the TIP
		(in Pesos)
2018
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	64,408	1,429	64,408	296,157
May	69,690	1,340	69,690	226,467
June	49,665	1,262	49,665	176,802
July	10,455	1,338	10,455	166,347
August	—	—	—	—
September	—	—	—	—
October	9,175	1,362	9,175	157,172
November	—	—	—	—
December	—	—	—	—
	203,393		203,393

2017
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	520,295	1,708	520,295	339,705
November	22,870	1,608	22,870	316,835
December	10,270	1,456	10,270	306,565
	553,435		553,435

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE.  As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and Philippine Corporation Code, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly-Listed Companies (“CG Code for PLCs”) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers.  The CG Code for PLCs, which was issued by the Philippine SEC and which took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly-listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s  Integrated Annual Corporate Governance Report (2017) is available at: http://www.pldt.com/docs/default-source/corporate-governance-files/iacgr/pldt-iacgr-2017-pse.pdf.

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

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: www.pldt.com/docs/default-source/nyse/nyse-section-303a-11-disclosure.pdf.  This website does not form part of this annual report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18. “Financial Statements” in lieu of Item 17.

Item 18.	Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”).  In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as at December 31, 2018 and 2017, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 21, 2019 expressed an unqualified opinion thereon.

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

/s/ SyCip Gorres Velayo & Co.

Makati City, Philippines

March 21, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2018 and 2017, and the related consolidated income statements, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes.  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group as at December 31, 2018 and 2017, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 21, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the PLDT Group adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, using a modified retrospective approach, with initial application date of January 1, 2018.  The PLDT Group’s adoption of IFRS 15 mainly changed the allocation of service and nonservice revenues arising from contracts with customers at an amount that refects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer, while the adoption of IFRS 9 resulted to changes in the criteria to which the PLDT Group classifies and measures its financial instruments and the subsequent application of the expected credit loss model on its financial instruments.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  Our audits include performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.  We believe that our audits provide a reasonable basis for our opinion.

We have served as the PLDT Group’s auditor since 2002.

/s/ SyCip Gorres Velayo & Co.

Makati City, Philippines

March 21, 2019

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2018 AND 2017

AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

AND

INDEPENDENT AUDITOR’S REPORT

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2018 and 2017

(in million pesos)

	2018	2017
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 21)	195,964	186,907
Investments in associates and joint ventures (Note 10)	55,427	46,130
Available-for-sale financial investments (Notes 6 and 11)	—	15,165
Financial assets at fair value through profit or loss (Note 11)	4,763	—
Investment in debt securities and other long-term investments – net of current portion (Note 12)	—	150
Debt instruments at amortized cost (Note 12)	150	—
Investment properties (Notes 6 and 13)	777	1,635
Goodwill and intangible assets (Note 14)	68,583	69,583
Deferred income tax assets – net (Note 7)	27,697	30,466
Derivative financial assets – net of current portion (Note 27)	140	215
Prepayments – net of current portion (Note 18)	6,255	5,370
Advances and other noncurrent assets – net of current portion (Note 24)	17,083	14,154
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6 and 24)	2,749	—
Contract assets – net of current portion (Note 5)	1,083	—
Other financial assets – net of current portion (Note 27)	2,275	—
Other non-financial assets – net of current portion	230	—
Total Noncurrent Assets	383,176	369,775
Current Assets
Cash and cash equivalents (Note 15)	51,654	32,905
Short-term investments (Note 27)	1,165	1,074
Trade and other receivables (Note 16)	24,056	33,761
Inventories and supplies (Note 17)	2,878	3,933
Current portion of contract assets (Note 5)	2,185	—
Current portion of derivative financial assets (Note 27)	183	171
Current portion of investment in debt securities and other long-term investments (Note 12)	—	100
Current portion of prepayments (Note 18)	7,760	9,633
Current portion of advances and other noncurrent assets (Note 19)	620	8,092
Current portion of financial assets at fair value through other comprehensive income (Notes 6 and 24)	1,604	—
Current portion of other financial assets (Notes 19 and 27)	7,008	—
Current portion of other non-financial assets	461	—
Total Current Assets	99,574	89,669
TOTAL ASSETS	482,750	459,444

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Note 19)	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 25)	(854)	(940)
Capital in excess of par value (Note 19)	130,526	130,374
Other equity reserves (Note 25)	697	827
Retained earnings (Note 19)	12,081	634
Other comprehensive loss (Note 6)	(25,190)	(19,151)
Total Equity Attributable to Equity Holders of PLDT (Note 27)	112,358	106,842
Noncontrolling interests (Note 6)	4,308	4,341
TOTAL EQUITY	116,666	111,183

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2018 and 2017

(in million pesos)

	2018	2017
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 20 and 27)	155,835	157,654
Deferred income tax liabilities (Note 7)	2,981	3,366
Derivative financial liabilities – net of current portion (Note 27)	—	8
Customers’ deposits (Note 27)	2,194	2,443
Pension and other employee benefits (Note 25)	7,182	8,997
Deferred credits and other noncurrent liabilities (Note 21)	5,284	7,702
Total Noncurrent Liabilities	173,476	180,170
Current Liabilities
Accounts payable (Note 22)	74,610	60,445
Accrued expenses and other current liabilities (Notes 23 and 26)	95,724	90,740
Current portion of interest-bearing financial liabilities (Notes 20, 24 and 27)	20,441	14,957
Dividends payable (Notes 19 and 28)	1,533	1,575
Current portion of derivative financial liabilities (Note 27)	80	141
Income tax payable	220	233
Total Current Liabilities	192,608	168,091
TOTAL LIABILITIES	366,084	348,261
TOTAL EQUITY AND LIABILITIES	482,750	459,444

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2018, 2017 and 2016

(in million pesos, except earnings per common share amounts which are in pesos)

	2018	2017	2016
REVENUES
Service revenues (Note 5)	154,207	151,165	157,210
Non-service revenues (Note 5)	10,545	8,761	8,052
	164,752	159,926	165,262
EXPENSES
Selling, general and administrative expenses (Note 5)	73,916	68,990	67,196
Depreciation and amortization (Note 9)	47,240	51,915	34,455
Cost of sales and services (Note 5)	14,427	13,633	18,293
Interconnection costs	7,331	7,619	9,573
Asset impairment (Note 5)	8,065	8,258	11,042
	150,979	150,415	140,559
	13,773	9,511	24,703

OTHER INCOME (EXPENSES) – NET (Note 5)	9,042	5,058	(2,632)
INCOME BEFORE INCOME TAX	22,815	14,569	22,071

PROVISION FOR INCOME TAX (Note 7)	3,842	1,103	1,909
NET INCOME	18,973	13,466	20,162
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	18,916	13,371	20,006
Noncontrolling interests	57	95	156
	18,973	13,466	20,162
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	87.28	61.61	92.33
Diluted	87.28	61.61	92.33

See accompanying Notes to Consolidated Financial Statements.

For the year ended December 31, 2018, the total of service and non-service revenues pertains to revenue from contract with customers.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2018, 2017 and 2016

(in million pesos)

	2018	2017	2016
NET INCOME	18,973	13,466	20,162
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	117	(18)	79
Financial instrument at fair value through other comprehensive income (Note 24)	(29)	—	—
Net transactions on cash flow hedges:	(271)	(376)	10
Net fair value gains (losses) on cash flow hedges (Note 27)	(286)	(411)	76
Income tax related to fair value adjustments charged directly to equity (Note 7)	15	35	(66)
Net gains on available-for-sale financial investments:	—	3,364	860
Unrealized gains (losses) from changes in fair value adjustments recognized during the year (Note 11)	—	2,826	(4,520)
Impairment recognized in profit or loss (Note 11)	—	540	5,381
Income tax related to fair value adjustments charged directly to equity (Note 7)	—	(2)	(1)
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	—	112	151
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	(183)	3,082	1,100
Revaluation increment on investment properties:	(2)	1	17
Fair value adjustment to property and equipment transferred to investment properties during the year	—	4	26
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(2)	(2)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	—	(1)	(7)
Actuarial losses on defined benefit obligations:	(1,222)	(1,091)	(3,571)
Remeasurement in actuarial losses on defined benefit obligations (Note 25)	(1,788)	(1,566)	(5,112)
Income tax related to remeasurement adjustments (Note 7)	566	475	1,541
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	—	194	—
Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(1,224)	(896)	(3,554)
Total Other Comprehensive Income (Loss) – Net of Tax	(1,407)	2,186	(2,454)
TOTAL COMPREHENSIVE INCOME	17,566	15,652	17,708
ATTRIBUTABLE TO:
Equity holders of PLDT	17,504	15,550	17,557
Noncontrolling interests	62	102	151
	17,566	15,652	17,708

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2018, 2017 and 2016

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Income (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2018	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183
Effect of adoption of IFRS 9 (Note 2)	—	—	—	—	—	—	4,101	(4,627)	(526)	—	(526)
Effect of adoption of IFRS 15 (Note 2)	—	—	—	—	—	—	2,553	—	2,553	—	2,553
Balances as at January 1, 2018 (as restated)	510	1,093	(6,505)	(940)	130,374	827	7,288	(23,778)	108,869	4,341	113,210
Total comprehensive income (loss):	—	—	—	—	—	—	18,916	(1,412)	17,504	62	17,566
Net income (Note 8)	—	—	—	—	—	—	18,916	—	18,916	57	18,973
Other comprehensive (loss) income (Note 6)	—	—	—	—	—	—	—	(1,412)	(1,412)	5	(1,407)
Cash dividends (Note 19)	—	—	—	—	—	—	(13,887)	—	(13,887)	(15)	(13,902)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	(236)	—	(236)	—	(236)
Other equity reserves (Note 3)	—	—	—	—	—	(130)	—	—	(130)	—	(130)
Treasury shares under employee benefit trust	—	—	—	86	—	—	—	—	86	—	86
Acquisition and dilution of noncontrolling interests	—	—	—	—	152	—	—	—	152	(80)	72
Balances as at December 31, 2018	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666

Balances as at January 1, 2017	510	1,093	(6,505)	—	130,488	—	3,483	(20,894)	108,175	362	108,537
Total comprehensive income:	—	—	—	—	—	—	13,807	1,743	15,550	102	15,652
Net income (Note 8)	—	—	—	—	—	—	13,371	—	13,371	95	13,466
Other comprehensive income (Note 6)	—	—	—	—	—	—	436	1,743	2,179	7	2,186
Cash dividends (Note 19)	—	—	—	—	—	—	(16,479)	—	(16,479)	(66)	(16,545)
Perpetual notes (Note 19)	—	—	—	—	—	—	—	—	—	4,165	4,165
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	(177)	—	(177)	—	(177)
Equity reserves	—	—	—	—	—	827	—	—	827	—	827
Treasury shares under employee benefit trust	—	—	—	(940)	—	—	—	—	(940)	—	(940)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(114)	—	—	—	(114)	(222)	(336)
Balances as at December 31, 2017	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183

Balances as at January 1, 2016	510	1,093	(6,505)	—	130,517	—	6,195	(18,202)	113,608	290	113,898
Total comprehensive income:	—	—	—	—	—	—	20,249	(2,692)	17,557	151	17,708
Net income (Note 8)	—	—	—	—	—	—	20,006	—	20,006	156	20,162
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	243	(2,692)	(2,449)	(5)	(2,454)
Cash dividends (Note 19)	—	—	—	—	—	—	(22,961)	—	(22,961)	(81)	(23,042)
Perpetual notes (Note 19)	—	—	—	—	—	—	—	—	—	—	—
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	—	—	—	—
Equity reserves	—	—	—	—	—	—	—	—	—	—	—
Acquisition and dilution of noncontrolling interests	—	—	—	—	(29)	—	—	—	(29)	2	(27)
Balances as at December 31, 2016	510	1,093	(6,505)	—	130,488	—	3,483	(20,894)	108,175	362	108,537

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2017 and 2016

(in million pesos)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	22,815	14,569	22,071
Adjustments for:
Depreciation and amortization (Note 9)	47,240	51,915	34,455
Asset impairment (Note 5)	8,065	8,258	11,042
Interest on loans and other related items – net (Note 5)	6,783	7,014	6,956
Pension benefit costs (Notes 5 and 25)	1,855	1,607	1,775
Amortization of intangible assets (Notes 5 and 14)	892	835	929
Foreign exchange losses – net (Notes 5 and 9)	771	411	2,785
Incentive plan (Notes 5 and 25)	208	827	—
Impairment of investments (Notes 10 and 11)	172	2,562	5,515
Accretion on financial liabilities (Notes 5 and 20)	145	219	230
Equity share in net losses (earnings) of associates and joint ventures (Notes 5 and 10)	87	(2,906)	(1,181)
Losses (gains) on disposal of property and equipment (Note 9)	(12)	159	(1,360)
Gains on disposal of investment in associates and joint ventures (Note 10)	(144)	(6,512)	(7,365)
Gains on derivative financial instruments – net (Notes 5 and 27)	(1,086)	(533)	(996)
Interest income (Note 5)	(1,943)	(1,412)	(1,046)
Gains on deconsolidation of subsidiary (Note 10)	(12,054)	—	—
Gains on disposal of investment property (Note 13)	—	(80)	—
Others	(1,076)	(2,443)	(400)
Operating income before changes in assets and liabilities	72,718	74,490	73,410
Decrease (increase) in:
Prepayments	969	(212)	(5,634)
Current portion of advances and other noncurrent assets	(5,287)	162	(99)
Trade and other receivables	(12,175)	(10,674)	(7,060)
Inventories and supplies	26	(542)	(917)
Contract assets	390	—	—
Increase (decrease) in:
Customers’ deposits	(250)	13	1
Pension and other employee benefits	(5,733)	(5,841)	(5,863)
Other noncurrent liabilities	(11)	38	(10)
Accounts payable	7,729	4,622	1,358
Accrued expenses and other current liabilities	5,184	(1,392)	755
Net cash flows generated from operations	63,560	60,664	55,941
Income taxes paid	(2,444)	(4,550)	(6,965)
Net cash flows from operating activities	61,116	56,114	48,976

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2018, 2017 and 2016

(in million pesos)

	2018	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,115	1,217	947
Proceeds from:
Collection of notes receivable	11,707	2,001	—
Disposal of financial assets at fair value through profit or loss	11,643	—	—
Proceeds from maturity of short-term investments	6,102	20,254	1,557
Disposal of investments in associates and joint ventures (Note 10)	1,710	14,884	17,000
Disposal of property and equipment (Note 9)	345	484	1,889
Redemption of debt instruments at amortized cost	105	—	—
Disposal of available-for-sale financial investments	—	1,000	2,502
Redemption of investment in debt securities	—	456	609
Disposal of investment properties	—	290	—
Payments for:
Acquisition of intangible assets (Note 14)	(21)	(137)	(159)
Purchase of investments in associates and joint ventures (Note 10)	(111)	(5,633)	(21,524)
Interest capitalized to property and equipment (Notes 5 and 9)	(1,524)	(816)	(566)
Purchase of investments - net of cash acquired	(2,814)	(266)	(22)
Purchase of short-term investments	(5,992)	(18,424)	(2,734)
Disposal of property and equipment (Note 9)	(47,247)	(36,616)	(42,259)
Purchase of available-for-sale financial investments	—	(76)	(3,500)
Purchase of investment properties	—	—	(6)
Purchase of investment in debt securities	—	—	(20)
Dividends received	—	833	4,409
Increase in advances and other noncurrent assets - net of current portion	(72)	(511)	(105)
Net cash flows used in investing activities	(25,054)	(21,060)	(41,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 20 and 28)	20,500	26,255	40,569
Derivative financial instruments (Note 27)	886	218	—
Issuance of perpetual notes (Note 19)	—	4,165	—
Issuance of capital stock	—	—	5
Payments for:
Debt issuance costs (Notes 20 and 28)	(38)	(153)	(185)
Distribution charges on perpetual notes (Note 19)	(236)	(177)	—
Interest – net of capitalized portion (Notes 5 and 20)	(6,614)	(7,076)	(6,512)
Cash dividends (Notes 19 and 28)	(13,928)	(16,617)	(22,987)
Long-term debt (Notes 20 and 28)	(18,740)	(39,199)	(19,650)
Long-term financing for capital expenditures (Note 28)	—	(7,735)	(6,040)
Derivative financial instruments (Note 27)	—	—	(541)
Decrease in treasury shares under employee benefit trust	26	—	—
Net cash flows used in financing activities	(18,144)	(40,319)	(15,341)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	831	(552)	614
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,749	(5,817)	(7,733)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 15)	32,905	38,722	46,455
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 15)	51,654	32,905	38,722

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2018.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2018.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2018, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2018.  See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 25.7 million ADSs outstanding as at December 31, 2018.

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

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 were approved and authorized for issuance by the Board of Directors on March 21, 2019 as reviewed for approval by the Audit Committee on March 19, 2019.

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

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments:
(i) change in the name of the Parent Company from Philippine Long Distance Telephone Parent Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation.  On November 14, 2016, the Amended By-Laws of the Parent Company containing the aforementioned amendments was approved by the Philippine SEC.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial assets, financial assets at fair value through profit or loss, or FVPL, financial assets at fair value through other comprehensive income, or FVOCI, certain available-for-sale financial investments, and investment properties that are measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2018 and 2017:

			2018		2017
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC(a)	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc., or Wifun	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	95.0	—	67.0
netGames, Inc.(b)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(c)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	—
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—

Mabuhay Investments Corporation, or MIC(a)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9
Voyager Innovations Holdings, Pte. Ltd., or VIH, (formerly eInnovations Holdings Pte. Ltd.)(d):	Singapore	Investment company	—	—	—	100.0
Voyager Innovations Investments Pte. Ltd., or VII, (formerly Takatack Holdings Pte. Ltd.)(e)	Singapore	Investment company	—	—	—	100.0
Voyager Innovations Singapore Pte. Ltd., or VIS, (formerly Takatack Technologies Pte. Ltd.)(f)	Singapore	Development and maintenance of IT-based solutions for communications and e-Commerce platforms	—	—	—	100.0
Takatack Malaysia Sdn. Bhd., or Takatack Malaysia	Malaysia	Development, maintenance and support services to enable the digital commerce ecosystem	—	—	—	100.0
Voyager Innovations, Inc., or Voyager	Philippines	Mobile applications and digital platform developer	—	—	—	100.0
Voyager Innovations Pte. Ltd., or VIP, (formerly ePay Investments Pte. Ltd.)(g)	Singapore	Investment company	—	—	—	100.0
PayMaya Philippines, Inc., or PayMaya	Philippines	Provide and market certain mobile payment services	—	—	—	100.0
PayMaya Operations Philippines, Inc., or PayMaya Ops	Philippines	Market, sell and distribute payment solutions and other related services	—	—	—	100.0
ePay Investments Myanmar, Ltd., or ePay Myanmar(h)	Myanmar	Investment company	—	—	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand(i)	Singapore	Solutions and systems integration services	—	—	—	85.0
Voyager Fintech Ventures Pte. Ltd., or Fintech Ventures	Singapore	Investment company	—	—	—	100.0
Fintqnologies Corporation, or FINTQ	Philippines	Development of financial technology innovations	—	—	—	100.0
Fintq Inventures Insurance Agency Corporation	Philippines	Insurance company	—	—	—	100.0

(a)	Ceased commercial operations.
(b)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.
(c)	On September 14, 2018, MRSI was incorporated and ePLDT made an initial investment of Php50 million.
(d)

On July 11, 2017, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore approved the change in business name of eInnovations Holdings Pte. Ltd. to Voyager Innovations Holdings Pte. Ltd.  On April 16, 2018, the ACRA of Singapore approved the transfer of VIH to PCEV.  On November 28, 2018, upon closing of the subscription agreements of PLDT, Tencent Holdings Limited, or Tencent, and KKR & Co., Inc., or KKR, PCEV’s ownership in VIH was reduced to 53.87% and with only two board seats in the investee, the transaction resulted to a loss of control.  On December 10, 2018, PCEV’s ownership in VIH was further reduced to 48.74% upon receipt of the investments from International Finance Corp., or IFC, and IFC Emerging Asia Fund, or IFC EAF.  PCEV accounts for its remaining interest in VIH as investment in associate starting December 2018.

(e)	On December 29, 2017, the ACRA of Singapore approved the change in business name of Takatack Holdings Pte. Ltd. to Voyager Innovations Investments Pte. Ltd.
(f)	On March 6, 2018, the ACRA of Singapore approved the change in business name of Takatack Technologies Pte. Ltd. to Voyager Innovations Singapore Pte. Ltd.
(g)	On January 25, 2018, the ACRA of Singapore approved the change in business name of ePay Investments Pte. Ltd. to Voyager Innovations Pte. Ltd.
(h)	On July 25, 2017, ePay Investments Myanmar, Ltd. was incorporated in Myanmar to engage in the business of providing support services on the development and provision of digital technology.
(i)	On January 15, 2018, VIH purchased from Phenix Investment Management Ltd. (formerly Kolipri Communications Ltd.) its 15% minority interest of 3rd Brand for a consideration of SG$1.00.

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

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

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

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all cost related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunication company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest from CURE as a condition to the sale and transfer of Digitel shares to PLDT.

In 2018, Smart recognized full impairment of its receivable from CURE, due to uncertainty of collectability, and its investments in PHC and FHI, which holds the 97% and 3% interest in CURE, respectively.  These transactions were eliminated in our consolidated financial statements.

Incorporation of Talas

On June 9, 2015, the PLDT’s Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT.  Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 25, 2015, for purposes of incorporation, and the balance of Php187.5 million was paid on May 16, 2016.  PLDT provided Talas an additional equity investment of Php120 million, Php150 million and Php115 million on January 31, 2017, February 28, 2017 and March 31, 2017, respectively, as approved by PLDT’s Board of Directors in June 2016.

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

Transfer of DMPI’s Sun Postpaid Cellular and Broadband Subscription Assets to Smart

On August 1, 2016, the Board of Directors of Smart and DMPI approved the sale/transfer of DMPI’s trademark and subscribers (both individual and corporate) including all of DMPI’s assets, rights and obligations directly or indirectly connected to its postpaid cellular and broadband subscribers.  The transfer is in accordance with the integration of the wireless business to simplify business operations, as well as to provide flexibility in offering new bundled/converged products and enhanced customer experience.  The transfer was completed on November 1, 2016, after which only its prepaid cellular business remains with DMPI.  This transaction was eliminated in our consolidated financial statements.

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

Decrease in Authorized Capital Stock and Amendment of the Articles of Incorporation of MIC

On May 30, 2017, the Board of Directors of MIC approved the (a) reduction of MIC’s authorized capital stock from Php2,028 million divided into 20 million shares to Php1,602 million by decreasing the par value per share from Php100.00 to Php79.00, or the Decrease in Capital, and (b) the corresponding amendment to the Seventh Article of the Articles of Incorporation of MIC, or the Amendment of Articles.  On the same date, the Decrease in Capital and Amendment of Articles were approved by the stockholders representing at least two thirds of the outstanding shares of MIC.  The application for approval of the Decrease in Capital and Amendment of Articles was filed with the Philippine Securities and Exchange Commission, or Philippine SEC, on July 11, 2017 and was approved on December 18, 2017.

Transfer of SBI’s Home Broadband Subscription Assets to PLDT

On September 26, 2017, the Board of Directors of PLDT and SBI, a subsidiary providing wireless broadband services, approved the sale and transfer of SBI’s trademark and subscribers, and all of SBI’s assets, rights and obligations directly or indirectly connected to its HOME Ultera and HOMEBRO Wimax businesses to PLDT.  The transfer was effective January 1, 2018.  Subscription assets and trademark are amortized over two years and 10 years, respectively, using the straight-line method of accounting.

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

On December 18, 2017, PLDT settled the partial consideration to SBI amounting to Php1,294 million.  The remaining balance of Php1,152 million was fully paid on July 31, 2018.

This transaction was eliminated in our consolidated financial statements.

Transfer of iCommerce Pte. Ltd., or iCommerce, to PLDT Online

On December 14, 2017, VIH and PLDT Online entered into a Sale and Purchase Agreement, or SPA, whereby VIH sold all of its 10 thousand ordinary shares in iCommerce to PLDT Online for a total purchase price of SG$1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, a total of US$8.9 million, inclusive of interest, was fully paid by PLDT  Online to VIH on November 30, 2017.  See Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – iCommerce’s Investment in PHIH.

Issuance of Perpetual Notes

In 2017, Smart issued various perpetual notes, including Php1,100 million perpetual notes to Rizal Commercial Banking Corporation, or RCBC, Trustee of PLDT’s Redemption Trust Fund.  See Note 19 – Equity – Perpetual Notes.

Agreement between PLDT, Smart and Amdocs Philippines, Inc., or Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

On September 28, 2018, PLDT and Amdocs expanded their strategic partnership under a new six-year service agreement to consolidate, modernize and manage PLDT and Smart’s IT Infrastructure, to further enhance customer experience and engagement.

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager to purchase 53 million ordinary shares of VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018;

(ii)

VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million.  The total consideration was settled on April 16, 2018; and

(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

Loss of Control of PCEV over VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

On November 26, 2018, PLDT, IFC and IFC EAF, a fund managed by IFC Asset Management Company, entered into subscription agreements under which IFC and IFC EAF, the follower investors, will separately subscribe to and VIH will allot and issue to the follower investors a total of up to US$40 million Convertible Class A Preferred Shares of VIH pursuant to the upsize option.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing Rules and Regulations.  In addition, the Bangko Sentral ng Pilipinas confirmed that it interposes no objection to the investment.

On November 28, 2018, VIH received the US$175 million funding from KRR and Tencent.  Subsequently, VIH received the US$40 million funding from IFC and IFC EAF.  As a result, PCEV’s ownership was reduced to 48.74% and retained only two out of the five Board seats in VIH, which resulted to a loss of control.  Upon the loss of control, VIH was deconsolidated and the fair market value of the investment amounting to Php10,748 million was recorded as an investment in associate and PCEV recognized gain on deconsolidation amounting to Php12,054 million, which was presented as part of other income (expenses) – net account in our consolidated income statement.  The carrying value of PCEV’s investment in VIH amounted to Php10,487 million as at December 31, 2018.  See Note 10 – Investments in Associates and Joint Ventures – Investment in PCEV in VIH.

ePLDT’s Additional Investment in ePDS

On March 5, 2018 and August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php134 million and Php66 million, respectively, thereby increasing its equity interest in ePDS from 67% to 95%.  This transaction was eliminated in our consolidated financial statements.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the we have adopted the following new standards and amendments starting January 1, 2018.  Except for the adoption of IFRS 9, Financial Instruments (2014), and IFRS 15, Revenue from Contract with Customers, the adoption of these new standards and amendments did not have any significant impact on our financial position or performance.

•	Amendments to IFRS 4, Insurance Contracts, Applying IFRS 9, Financial Instruments, with IFRS 4, Insurance Contract
•	Amendments to International Accounting Standards, or IAS, 28, Measuring an Associate or Joint Venture at Fair Value (Part of Annual Improvements to IFRSs 2014 - 2016 Cycle)
•	Amendments to IAS 40, Investment Property, Transfers of Investment Property
•	International Financial Reporting Interpretations Committee, or IFRIC, 22, Foreign Currency Transactions and Advance Consideration
•

Amendment to IFRS 1, First-time Adoption of International Financial Reporting Standards, Deletion of short-term Exemptions for First-time Adopters (Part of Annual Improvements to IFRSs 2014 - 2016 Cycle)

•	IFRS 9

We have adopted IFRS 9 with a date of initial application of January 1, 2018.  IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment and hedge accounting.

We chose not to restate comparative figures as permitted by the transitional provisions of IFRS 9, thereby resulting in the following impact:

•

Comparative information for prior periods was not restated.  The classification and measurement requirements previously applied in accordance with IAS 39 and disclosures required in IFRS 7 were retained for the comparative periods.  Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9.

•	We disclosed the accounting policies for both the current period and the comparative periods, one applying IFRS 9 beginning January 1, 2018 and one applying IAS 39 as at December 31, 2017.

•

The difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application was recognized in the opening retained earnings or other component of equity, as appropriate.

•

As comparative information was not restated, we are not required to provide a third statement of financial information at the beginning of the earliest comparative period in accordance with
IAS 1, Presentation of Financial Statements.

As at January 1, 2018, we have reviewed and assessed all of its existing financial instruments.  The following table reconciles the carrying amounts of financial instruments from their previous classification and measurement category in accordance with IAS 39 to their new classification and measurement categories upon transition to IFRS 9 on January 1, 2018.

		IAS 39			Remeasurement		IFRS 9
	Reference	Category	Amount	Reclassification	ECL	Others	Amount	Category
			(in million pesos)
Financial Assets
Cash and cash equivalents		Loans and receivables	32,905	—	—	—	32,905	Amortized Cost
Short-term investments		Loans and receivables	1,074	—	—	—	1,074	Amortized Cost
Trade and other receivables	3, 5	Loans and receivables	33,761	(4,091)	(258)	—	29,412	Amortized Cost
Current portion of investment in debt securities and other long-term investments		Loans and receivables	100	—	—	—	100	Amortized Cost
Current portion of advances and other noncurrent assets	3, 5	Loans and receivables	6,824	(6,785)	—	—	39	Amortized Cost
Less: To Financial instruments at FVPL				(6,785)
To Financial instruments at FVOCI				(4,091)
Advances and other noncurrent assets – net of current portion	3, 5	Loans and receivables	13,855	(11,461)	(18)	—	2,376	Amortized Cost
Less: To Financial instruments at FVOCI				(11,461)
Investment in debt securities and other long-term investments – net of current portion	2		N/A	150	—	—	150	Amortized Cost
Add: From HTM investments				150
		Loans and receivables	88,519	(22,187)	(276)	—	66,056	Amortized Cost
Investment in debt securities and other long-term investments – net of current portion	2	Held-to- maturity	150	(150)
Less: To Financial instruments at amortized cost				(150)
		Held-to- maturity	150	(150)

Current portion of derivative financial assets	1	Derivatives used for hedging	171	(171)	—	—	—
Derivative financial assets – net of current portion	1	Derivatives used for hedging	215	(215)	—	—	—
Current portion of derivative financial liabilities	1	Derivatives used for hedging	(51)	51	—	—	—
Derivative financial liabilities – net of current portion	1	Derivatives used for hedging	(8)	8	—	—	—
Less: To financial assets at FVPL				(327)
		Derivatives used for hedging	327	(327)
Available-for-sale financial investments	4	Available- for-sale financial investments	15,165	(15,165)	—	—	—
Less: To financial assets at FVPL				(15,165)
		Available- for-sale financial investments	15,165	(15,165)	—	—	—

Trade and other receivables	3, 5		N/A	4,091	—	(8)	4,083	FVOCI
Advances and other noncurrent assets – net of current portion	3, 5		N/A	11,461	—	(128)	11,333	FVOCI
Add: From Loans and receivables				15,552
				15,552	—	(136)	15,416	FVOCI

Current portion of derivative financial assets	1		N/A	171	—	—	171	FVPL
Derivative financial assets – net of current portion	1		N/A	215	—	—	215	FVPL
Current portion of derivative financial liabilities	1		N/A	(51)	—	—	(51)	FVPL
Derivative financial liabilities – net of current portion	1		N/A	(8)	—	—	(8)	FVPL
Current portion of advances and other noncurrent assets	3		N/A	6,785	—	—	6,785	FVPL
Available-for-sale financial investments	4		N/A	15,165	—	—	15,165	FVPL
Add: From Loans and receivables				6,785	—	—	—
From Available-for-sale financial investments				15,165	—	—	—
From Derivatives used for hedging				327	—	—	—
				22,277	—	—	22,277	FVPL

(1)

As at January 1, 2018, our analysis highlighted that certain complex structured products with separated embedded derivatives, based on the assessment of the combined instrument, did not meet the SPPI criterion.  Therefore, we reclassified these loans along with the embedded derivatives – previously separated under IAS 39 – as financial assets at FVPL.

(2)

As at January 1, 2018, we do not have any debt instruments that did not meet the SPPI criterion within the held-to-maturity, or HTM, portfolio.  Therefore, we elected to classify these instruments as debt instruments measured at amortized cost.

(3)

As at January 1, 2018, we have reclassified receivables from MPIC from loans and receivables to financial assets at FVOCI as this met the SPPI criterion and the business model is assessed as hold to collect contractual cash flows and sell financial assets.

(4)	As at January 1, 2018, we have classified our AFS asset-backed securities as financial assets measured at FVPL as the payments did not meet the SPPI criterion.
(5)

As at January 1, 2018, we have restated the beginning balance of allowance for doubtful accounts under IAS 39 incurred loss model and considered the new impairment model under IFRS 9 which requires to record lifetime losses on all financial assets which have experienced a significant increase in credit risk from initial recognition.

Classification and measurement

Except for certain trade receivables, under IFRS 9, we initially measure a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

Under IFRS 9, debt financial instruments are subsequently measured at FVPL, amortized cost, or FVOCI with recycling of gains or losses to profit or loss upon derecognition.  The classification is based on two criteria: (1) whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding, or the SPPI criterion; and (2) our business model for managing the financial assets portfolio.

A debt instrument is measured at amortized cost if the cash flows are considered as SPPI and business model’s objective is to hold assets to collect contractual cash flows, and is not designated as at FVPL.  This category includes cash and cash equivalents, short-term investments, trade and other receivables, debt instruments at amortized cost and other financial assets – net of current portion.

A debt instrument is measured at FVOCI if the cash flows are considered as SPPI and business model’s objective is both hold assets to collect contractual cash flows and sell financial assets, and is not designated as at FVPL.

On initial recognition of equity instruments that are not held for trading, we may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL.  Financial assets at FVPL include all derivative instruments, equity instruments that are held for trading and equity instruments that are not held for trading which we have not irrevocably elected, at initial recognition or transition, to classify at FVOCI.  This category also include debt instruments whose cash flow characteristic meet the SPPI criterion, but business model is neither hold assets to collect contractual cash flows nor collecting contractual cash flows and selling financial assets.

We have not elected the option to irrevocably designate previous available-for-sale equity instruments as equity instruments at FVOCI.

Quoted and unquoted equity securities that were previously classified as AFS financial assets under IAS 39 were reclassified as financial assets at FVPL upon adoption of IFRS 9.  Upon transition, the AFS reserve relating to these equity securities, which had been previously accumulated under other comprehensive income, was reclassified to retained earnings.

The assessment of our business models was made as at the date of initial application, January 1, 2018, and applied modified retrospectively to those financial assets that were not derecognized before January 1, 2018.  The assessment of whether contractual cash flows on debt instruments are solely payments of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The effect of adopting IFRS 9 as at January 1, 2018 were, as follows:

	Reference	Increase (Decrease)
		(in million pesos)
Assets:
Financial assets at FVOCI	3	(136)
Total assets		(136)

Total adjustment on equity:
Retained earnings	4	4,491
Other comprehensive income	4	(4,627)
		(136)

Impairment

IFRS 9 requires recording of expected credit losses, or ECL, for all debt securities not classified as at FVPL, together with contract assets, lease receivables, loan commitments and financial guarantee contracts.  ECL represents credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions.  In comparison, the incurred loss model under IAS 39 recognizes lifetime credit losses only when there is objective evidence of impairment.  The ECL model eliminates the loss event required under the incurred loss model, and lifetime ECL is recognized earlier under IFRS 9.

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

Financial assets have the following staging assessments, depending on the quality of the credit exposures:

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

For credit-impaired financial assets:

•

Financial assets are classified as Stage 3 when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.  The ECL model requires that lifetime ECL be recognized for impaired financial assets.

IFRS 9 provides some operational simplifications for trade receivables, lease receivables and contract assets by introducing an alternative simplified approach.  Under the simplified approach, there is no more requirement to determine at reporting date whether a credit exposure has significantly increased in credit risk or not.  Credit exposures under the simplified approach will be subject only to lifetime ECL.  In addition, IFRS 9 allows the use of a provision matrix approach or a loss rate approach as a practical expedient when measuring ECL for certain short-term financial assets, so long as these methodologies reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date, about past events, current conditions and forecasts of future economic conditions.

The risk of a default occurring represents the likelihood that a credit exposure will not be repaid and will go into default in either a 12-month ECL for Stage 1 assets or lifetime ECL for Stages 2 and 3 assets.  The risk of a default occurring for each individual instrument is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.  We segmented the credit exposures based on homogenous risk characteristics and applied a specific ECL methodology for each portfolio.  The methodology for each relevant portfolio is determined based on the underlying nature or characteristic of the portfolio, payment patterns and materiality of the segment as compared to the total portfolio.

The magnitude of default represents the amount that may not be recovered in the event of default and is determined based on the historical cash flow recoveries and reasonable and supportable information about future economic conditions, where appropriate.

We applied the simplified approach and record lifetime ECL on all trade receivables and contract assets.  For other debt financial assets measured at amortized cost, the general approach was applied, measuring either a 12-month or lifetime ECL, depending on the extent of the deterioration of the credit quality from origination.

The table below presents a reconciliation of the prior period’s closing impairment allowance measured in accordance with IAS 39 to the opening impairment allowance determined in accordance with IFRS 9 as at January 1, 2018.

Measurement category	Reference	Impairment allowance under IAS 39	Retained earnings, beginning Remeasurement	Impairment allowance under IFRS 9
		(in million pesos)
Loans and receivables (IAS 39)/ Financial assets at amortized cost (IFRS 9)
Trade and other receivables	5	14,501	258	14,759
Contract assets	5	—	114	114
Other financial assets	5	—	18	18
		14,501	390	14,891

Under IFRS 9, the level of provision for credit and impairment losses has generally increased due to the incorporation of a more forward-looking approach in determining provisions.  Further, since the implementation of IFRS 9, all financial assets except those measured at FVPL and equity instruments FVOCI are assessed for at least 12-month ECL and the population of financial assets to which the lifetime ECL applies is larger than the population for which there is objective evidence of impairment in accordance with IAS 39.

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

•	IFRS 15, Revenues from Contracts with Customers

IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.  IFRS 15 establishes a five-step model that will apply to revenue arising from contracts with customers.  The five-step model is as follows:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with the customers.  The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer.  If we perform by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.  Contract assets are reclassified to trade receivables when billed.

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which the we have received consideration (or an amount of consideration is due) from the customer.  If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

We adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018.  Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date.  We elected to apply the standard to all contracts that are not completed as at the date of initial application, that is, January 1, 2018.

The cumulative effect of initially applying IFRS 15 is recognized at the date of initial application as an adjustment to the opening balance of retained earnings.  Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The effect of adopting IFRS 15 as at January 1, 2018 was as follows:

	Reference	Increase (Decrease)
		(in millions)
Assets
Trade and other receivables	C	(37)
Contract assets	B and C	3,880
Deferred income tax assets	B and C	(918)
Total assets		2,925

Liabilities
Contract liabilities and unearned revenues	B and C	178
Deferred income tax liabilities	B and C	194
Total liabilities		372
Net impact on equity
Retained earnings	B and C	2,553

Set out below, are the amounts by which each financial statement line item is affected as at and for the year ended December 31, 2018 as a result of the adoption of IFRS 15.  The adoption of IFRS 15 did not have a material impact on other comprehensive income or on our operating, investing and financing cash flows.  The first column shows amounts prepared under IFRS 15 and the second column shows what the amounts would have been had IFRS 15 not been adopted.

Consolidated statement of profit or loss for the year ended December 31, 2018

	Reference	IFRS 15	IAS 18	Increase (Decrease)
			(in millions)
Revenue from contracts with customers
Service revenues	A and C	154,207	157,845	(3,638)
Non-service revenues	A, B and C	10,545	7,602	2,943
Revenue		164,752	165,447	(695)
Interest income	C	1,943	1,486	457
Impairment loss	B and C	(206)	—	(206)
Provision for income tax	B and C	(3,842)	(3,976)	134
Net impact on profit for the year		162,647	162,957	(310)

Attributable to:
Equity holders of parent	B and C	162,590	162,900	(310)
Noncontrolling interests		57	57	—

Consolidated statement of financial position for the year ended December 31, 2018

	Reference	IFRS 15	IAS 18	Increase (Decrease)
			(in millions)
Assets
Noncurrent Assets
Property and equipment		195,964	195,964	—
Investments in associates and joint ventures		55,427	55,427	—
Financial assets at fair value through profit or loss		4,763	4,763	—
Debt instruments at amortized cost		150	150	—
Investment properties		777	777	—
Goodwill and intangible assets		68,583	68,583	—
Deferred income tax assets – net		27,697	28,530	(833)
Derivative financial assets - net of current portion		140	140	—
Prepayments – net of current portion		6,255	6,255	—
Advances and other noncurrent assets – net of current portion		17,083	17,083	—
Financial assets at fair value through other comprehensive income – net of current portion		2,749	2,749	—
Other financial assets – net of current portion		2,275	2,275	—
Contract assets – net of current portion	B and C	1,083	—	1,083
Other non-financial assets – net of current portion		230	230	—
Total Noncurrent Assets		383,176	382,926	250

Current Assets
Cash and cash equivalents		51,654	51,654	—
Short-term investments		1,165	1,165	—
Trade and other receivables	C	24,056	23,958	98
Inventories and supplies		2,878	2,878	—
Current portion of contract assets	B and C	2,185	—	2,185
Current portion of derivative financial assets		183	183	—
Current portion of prepayments		7,760	7,760	—
Current portion of advances and other noncurrent assets		620	620	—
Current portion of financial assets at fair value through profit or loss		1,604	1,604	—
Current portion of other financial assets		7,008	7,008	—
Current portion of other non-financial assets		461	461	—
Total Current Assets		99,574	97,291	2,283
TOTAL ASSETS		482,750	480,217	2,533

Liabilities and Equity
Equity
Equity attributable to equity holders of PLDT	B and C	112,358	110,115	2,243
Non-controlling interests		4,308	4,308	—
Total Equity		116,666	114,423	2,243
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion		155,835	155,835	—
Deferred income tax liabilities		2,981	2,836	145
Customers' deposits		2,194	2,194	—
Pension and other employee benefits		7,182	7,182	—
Deferred credits and other noncurrent liabilities	B and C	5,284	5,226	58
Total Noncurrent Liabilities		173,476	173,273	203
Current Liabilities
Accounts payable	B and C	74,610	74,610	—
Accrued expenses and other current liabilities		95,724	95,637	87
Current portion of interest-bearing financial liabilities		20,441	20,441	—
Dividends payable		1,533	1,533	—
Derivative financial liabilities		80	80	—
Income tax payable		220	220	—
Total Current Liabilities		192,608	192,521	87
Total Liabilities		366,084	365,794	290
TOTAL EQUITY AND LIABILITIES		482,750	480,217	2,533

The nature of the adjustments as at January 1, 2018 and the reasons for the significant changes in our consolidated statement of financial position as at December 31, 2018 and the statement of profit or loss for the year ended December 31, 2018 are described below:

Type of product/service	Reference	Nature, timing of satisfaction of performance obligations, significant payment terms	Nature of change in accounting policy
Bundled plans	A	Revenues are recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.	IFRS 15 will have an impact on our accounting policies in the recognition of revenue between service and non-service components.
Sale of handset/ equipments	B	Customers obtain control when the goods are delivered to and have been accepted at their premises.	Under IAS 18, non-service revenues are recognized to the extent of monthly amortization / installment plus cash-out for the handset / equipment once they are delivered to the customer.

Under IFRS 15, revenue shall be recognized as the performance obligations are satisfied by transferring a promised good or service.

The impact of these changes on items other than revenue are recognition of contract assets and contract liabilities and unearned revenues.
Significant financing component	C

We assessed that the non-service component included in contracts with customers have significant financing component considering the period between the customer’s payment of the price of the handset and the timing of the transfer of control over the handset, which is more than one year.

Under IFRS 15, an entity shall adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer.

The impact of these changes on items other than revenue are discounting of contract assets and unbilled trade receivables.

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

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but has no control nor joint control over those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

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

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statement of financial position based on current or noncurrent classification.

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

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency.  The Philippine peso is the currency of the primary economic environment in which we operate.  This is also the currency that mainly influences the revenue from and cost of rendering products and services.  Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

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

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, Digitel Capital Philippines Ltd., or DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean dollar; the functional currency of Chikka Communications Consulting (Beijing) Co. Ltd., or

CCCBL, is the Chinese renminbi; the functional currency of ABMGS Sdn. Bhd., or AGS Malaysia, and Takatack Malaysia, is the Malaysian ringgit; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian rupiah; and the functional currency of ePay Myanmar is the Myanmar kyat.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate as at reporting date.

Financial Instruments

Beginning January 1, 2018

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets.  We classify our financial assets into the following measurement categories:

•	financial assets measured at amortized cost;
•	financial assets measured at FVPL;
•	financial assets measured at FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•	financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, an SPPI test needs to be initially performed in order to determine whether the contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed.  Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time.  In addition, interest can include a profit margin that is consistent with a basic lending arrangement.  The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated.  Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.  Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows.  Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the EIR method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Interest income’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and
(ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include portions of investment in debt securities and other long-term investments, cash and cash equivalents, short-term investments, trade and other receivables, and portions of advances and other noncurrent assets as at December 31, 2018.  See Note 12 – Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value.  Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity.  Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss until the financial asset is derecognized.  Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.  This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost.  Impairment is measured based on the ECL model.

Our financial assets at FVOCI include receivables from MPIC as at December 31, 2018.  See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value.  Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest.  Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred.  Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include derivative financial assets and equity investments as at December 31, 2018.  See Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments and Note 27 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are measured at amortized cost, except for the following:

•	financial liabilities measured at FVPL;

•	financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;

•	financial guarantee contracts;

•	commitments to provide a loan at a below-market interest rate; and

•	contingent consideration recognized by an acquirer in accordance with IFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•	if a host contract contains one or more embedded derivatives; or
•

if a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2018.  See Note 27 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures, (except for statutory payables) as at December 31, 2018.  See Note 20 – Interest-bearing Financial Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets.  Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated.  We do not reclassify our financial liabilities.

We do not reclassify its financial assets when:

•	A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;

•	A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•	There is a change in measurement on credit exposures measured at FVPL.

Impairment of Financial Assets

We recognize ECL for the following financial assets that are not measured at FVPL:

•	debt instruments that are measured at amortized cost and FVOCI

No ECL is recognized on equity investments.

ECLs are measured in a way that reflects the following:

•	an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

•	the time value of money; and

•	reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs that represent the ECLs that result from default events that are possible within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred.  For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset.

Loss allowance

Loss allowances are recognized based on 12-month ECL for debt investment securities that are assessed to have low credit risk at the reporting date.  A financial asset is considered to have low credit risk if:

•	the financial instrument has a low risk of default;

•	the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and

•	adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt investment security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

•

Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;

•

Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;

•	Impacts on the measurement of ECL due to changes made to models and assumptions;

•	Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and

•	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, it has exhausted all practical recovery efforts and has concluded that it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

•	the asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:

a.	no properties of the counterparty could be attached
b.	the whereabouts of the client cannot be located
c.	it would be more expensive for the Group to follow-up and collect the amount, hence the we have ceased enforcement activity, and
d.	collections can no longer be made due to insolvency or bankruptcy of the counterparty

•	expanded credit arrangement is no longer possible;

•	filing of legal case is not possible; and

•	the account has been classified as ‘Loss’.

Simplified approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’.  We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Prior to January 1, 2018

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at FVPL, loans and receivables, HTM investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each reporting date.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL.  Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by IAS 39.  Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Other income (expenses) – Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – Others” for non-derivative financial assets.  Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Other income (expenses) – Interest income” and “Other income (expenses) – Others”, respectively.

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

Our financial assets at FVPL include listed and unlisted equity securities and portions of derivative financial assets as at December 31, 2017.  See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market.  After initial measurement, such financial assets are carried at amortized cost using the EIR method less impairment.  This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset.  Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.  Interest earned is recorded in “Other income (expenses) – Interest income” in our consolidated income statement.  Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, short-term investments, trade and other receivables, and portions of advances and other noncurrent assets as at December 31, 2017.  See Note 12 – Debt Instruments at Amortized Cost/

Investment in Debt Securities and Other Long-term Investments, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

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

Our HTM investments include portions of investment in debt securities and other long-term investments as at December 31, 2017.  See Note 12 – Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

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

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains (losses) on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in “Other income (expense) – net”  in our consolidated income statement.  Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

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

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate.  When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments.  Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future.  Reclassification to the HTM category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

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

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2017.  See Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments and Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  We determine the classification of our financial liabilities at initial recognition.

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

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2017.  See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included under “Other income (expense) – Financing costs” in our consolidated income statement.

Our other financial liabilities include interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures, accounts payable, and accrued expenses and other current liabilities (except for statutory payables) as at December 31, 2017.  See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets at amortized cost

For financial assets at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future ECL that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.  If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

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

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost.  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement.  Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss.  Such accrual is recorded as part of “Other income (expense) – Interest income” in our consolidated income statement.  If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

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

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

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

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

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

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statement as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statement.

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

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 27 – Financial Assets and Liabilities.

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

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 9 – Property and Equipment and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

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

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

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

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired.  If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statement.

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

The following assets have specific characteristics for impairment testing:

Property and equipment and intangible assets with definite useful lives

For property and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with definite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

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

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.  Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates.  When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

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

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

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

Revenue

Beginning January 1, 2018

Revenue from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  IFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are adjusted for the effects of a significant component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of end of the reporting period.  In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of one year or less.

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at December 31, 2018, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php30,753 million, of which we expect to recognize approximately 63% in 2019 and 37% over the next two years.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are acting as a principal when we have control over the specified goods or services before transferring or rendering those to customers.  We are a principal and record revenue on a gross basis if it controls the promised goods or services before transferring them to the customer.  However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that it retains for its agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

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

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart, Sun Cellular and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, Sun Cellular, TNT, SmartBro and Sun Broadbrand brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected breakage or expiry of airtime load in proportion to the pattern of rights exercised by the customer if it expects to be entitled to that breakage amount.  If we do not expect to be entitled to a breakage amount based on historical experience with the customers, then we recognize the expected breakage amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.  In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.  The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered.

ii.	Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component), and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation.  Stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation.  We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the customer’s payment of the price of the mobile device and time of the transfer of control over the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the customer’s payment and the transfer of mobile device to the customer, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

We operate customer engagement and loyalty programs which allows customers to accumulate points when postpaid customers pay their bills on time and in full, purchase products or services, and load or top-up for prepaid customers once registered to the program.  Customers may avail of the “MVP Rewards Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet of the customer that can be used for all purchases transacted using the “MVP Rewards Card”.  The new customer loyalty program is not treated as separate performance obligation but as a reduction of revenue when earned.

iii.	International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month.  We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic.  We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of an amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.	Others

Revenues from VAS include MMS, downloading and streaming of content, applications and other digital services and infotext services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized upon service availment.  We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized at point in time as the services are performed.

Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer.  If we perform by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.  Contract assets are reclassified to trade receivables when billed.

Trade receivables

A receivable represents our right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

Incremental costs to obtain contracts

We often give commissions and incentives to sales agent for meeting certain quota on new connect based on volume of new connections and corresponding value of plans contracted. These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Prior to January 1, 2018

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

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

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

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Non-recurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship.  The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

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

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statement.

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

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net defined benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

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

Transformation Incentive Plan, or TIP

The PLDT provides incentive compensation to key officers, executives and other eligible participants, in the PLDT Group in the form of PLDT Inc. common shares of stock, or Performance Shares, over a three-year vesting period from January 1, 2017 to December 31, 2019.  The award of the performance shares is contingent on the achievement of Performance Targets based on PLDT Group’s cumulative consolidated core net income.

The starting point of expense recognition is the date of grant, which is the date when the formal invitation letter was sent to the eligible participants.  The fair value of the award (excluding the effect of any service and non-market performance vesting conditions) is determined at the grant date.  At each subsequent reporting date until vesting, a best estimate of the cumulative charge to profit or loss at that date is computed.  As the share-based payments vests in installments over the service period, the award is treated as expense over the vesting period.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.  Please see Note 3 – Management’s Use of Accounting Judgements, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

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

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statement of comprehensive income and not in our consolidated income statement.

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

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statement of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in our consolidated statement of financial position to the extent of the recoverable amount.

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

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statement of financial position.

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

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2019

•	IFRIC 23, Uncertainty over Income Tax Treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12, Income Taxes, and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments.  The approach that better predicts the resolution of the uncertainty should be followed.

We are currently assessing the impact of adopting this interpretation.

•	Amendments to IFRS 9, Financial Instruments, Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at FVOCI, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification.  The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. The amendments should be applied retrospectively and are effective from January 1, 2019, with earlier application permitted.

These amendments have no impact on our consolidated financial statements.

•	IFRS 16, Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17, Leases.  The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).  At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).  Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments).  The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17.  Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach.  The standard’s transition provisions permit certain reliefs.

We plan to apply the modified retrospective approach upon adoption of IFRS 16 on January 1, 2019 and elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease.  We will therefore not apply the standard to contracts that were not previously identified as containing a lease applying IAS 17 and IFRIC 4.

During 2018, we have performed a detailed impact assessment of IFRS 16.  This assessment is based on current available information and may be subject to changes arising from further reasonable and supportable information being made available in 2019 and when we adopt IFRS 16.

We will elect to use the exemptions provided by the standard on lease contracts for which the lease terms ends within 12 months as at the date of initial application, and lease contracts for which the underlying asset is of low value.

Moving forward, our cash flows from operating activities will increase and cash flows from financing cash flows will decrease as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.  In addition, our total assets and total liabilities will increase due to the recognition of right-of-use asset and lease liability.

The accounting for operating leases where we act as the lessee will significantly change due to the adoption of IFRS 16.  We are currently finalizing the quantitative impact of adopting this standard.

•	Amendments to IAS 28, Investments in Associates and Joint Ventures, Long-term Interests in Associates and Joint Ventures

The amendments clarify that an equity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests).  This clarification is relevant because it implies that the ECL model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28, Investments in Associates and Joint Ventures.

The amendments should be applied retrospectively and are effective from January 1, 2019, with early application permitted.  Since we do not have such long-term interests in associate and joint venture, the amendments will not have an impact on our consolidated financial statements.

•	Amendments to IAS 19, Employee Benefits, Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period.  The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

1.

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after the event; and

2.

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling.  This amount is recognized in profit or loss.

An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement.  Any change in that effect, excluding amount included in the net interest, is recognized in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019, with early application permitted.  These amendments will apply only to any of our future plan amendments, curtailments, or settlements.

•	Amendments to IFRS 3, Business Combinations, and IFRS 11, Joint Arrangements, Previously Held Interest in a Joint Operation (Part of Annual Improvements to IFRS 2015-2017 Cycle)

The amendments clarify that when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value.  In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3.  The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 and to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted.  These amendments are currently not applicable to us but may apply to future transactions.

•	Amendments to IAS 12, Income Taxes, Income tax consequences of payments on financial instruments classified as equity (Part of Annual Improvements to IFRSs 2015 - 2017 Cycle)

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners.  Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.  These amendments are not relevant to us because the dividends we declared do not give rise to tax obligations under the current tax laws.

•	Amendments to IAS 23, Borrowing Costs, Borrowing Costs eligible for Capitalization (Part of Annual Improvements to IFRSs 2015 - 2017 Cycle)

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments.  An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.

Since our current practice is in line with these amendments, we do not expect any effect on our consolidated financial statements upon adoption.

Effective beginning on or after January 1, 2020

•	Amendments to IFRS 3, Business Combinations, Definition of a Business

The amendments to IFRS 3 clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, and narrow the definition of outputs.  The amendments also add guidance to assess whether an acquired process is substantive and add illustrative examples.  An optional fair value concentration test is introduced which permits a simplified assessment of whether an acquired set of activities and assets is not a business.

An entity applies those amendments prospectively for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted.

These amendments will apply on our future business combinations.

•	Amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Material

The amendments refine the definition of material in IAS 1 and align the definition used across IFRSs and other pronouncements.  They are intended to improve the understanding of the existing requirements rather than to significantly impact an entity’s materiality judgments.

An entity applies those amendments prospectively for annual reporting periods beginning on or after January 1, 2020 with early application permitted.

These amendments have no material impact on our consolidated financial statements.

Effective beginning on or after January 1, 2021

•	IFRS 17, Insurance Contracts

IFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.  Once effective, IFRS 17 will replace IFRS 4, Insurance Contracts.  This new standard on insurance contracts applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.

The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of IFRS 17 is the general model, supplemented by:

1.	A specific adaptation for contracts with participation features (the variable fee approach); and

2.	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required.  The standard has no significant impact on our consolidated financial statements.

Deferred effectivity

•	Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.  The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3.  Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

On January 13, 2016, the FRSC deferred the original effective date of January 1, 2016 of the said amendments until the IASB completes its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.  We are currently assessing the impact of this amendment.

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

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements, except for those that relate to the adoption of IFRS 9 and IFRS 15.  Selected critical judgments and estimates applied in the preparation of the annual consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our financial statements.

Revenue Recognition – Beginning January 1, 2018

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services.  A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period, generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.

Principal versus agent consideration

We enter into contracts with its customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers. Therefore, we determined that it is a principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment.
•	We bear inventory risk on our inventory before it has been transferred to the customer.
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is generally provided over the contract period of two years, because control is transferred over time, revenue is recognized monthly as we provide the service.  For the handset which is provided at the inception of the contract, because control is transferred at a point in time, revenue is recognized at the time of delivery.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the customer’s payment of the price of the handset and time of the transfer of control over the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and the handset represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component as compared to our old practice.  The stand-alone selling price is based on the price in which we regularly sells the non-service and service component in a separate transaction.

Financial Instruments – Beginning January 1, 2018

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.  Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;

b.	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and

c.	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking 'worst case' or 'stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, investment in debt securities and other long-term investments (Note 12 – Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments), and trade receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, the entity should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;

b.	The counterparty is in breach of financial covenant(s);

c.	An active market for that financial assets has disappeared because of financial difficulties;

d.	Concessions have been granted by the Group, for economic or contractual reasons relating to the counterparty’s financial difficulty;

e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and

f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by the Group and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  The Group considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-months ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.  Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received.  Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.  The provision for credit losses for these financial assets is based on a 12-month ECL.  The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Impairment of available-for-sale equity investments – Prior to January 1, 2018

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

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million as at December 31, 2017.  Impairment losses charged in our consolidated income statements amounted to Php540 million and Php5,381 million for the years ended December 31, 2017 and 2016, respectively.  See related discussion on Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. dollar; (b) VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, CPL and AGSPL, which uses the Singaporean dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; (e) AGS Indonesia, which uses the Indonesian rupiah; and (f) ePay Myanmar, which uses the Myanmar kyat.

Reclassification of certain land and building from investment property to property and equipment

In 2018, ePLDT reclassified certain land and building amounting to Php1,236 million from investment property to property and equipment because of the change in use of the assets.  Prior to reclassification, these land and building were previously held for rental to third party lessees up to the end of the lease arrangement in 2018.  Then Management decided not to renew the lease contracts but instead use the land and building for business operations.  As such, Management believes that the reclassification to property and equipment is appropriate given the change in use of these assets.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17.  Total lease expense amounted to Php7,321 million, Php7,016 million and Php6,632 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total finance lease obligations amounted to Php514 thousand and Php679 thousand as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investment in Multisys Technologies Corporation, or Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investments in Multisys gives PGIH a joint control in Multisys and thus are accounted for as investments in joint ventures using the equity method.

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

On February 15, 2018, ePLDT ceased to have any economic interest in Hastings as a result of the assignment of the Hastings PDRs to PLDT Beneficial Trust Fund.

See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Assessment of loss of control over VIH

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When PLDT has less than majority of the voting rights or similar rights to an investee, PLDT considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscriptions of the new investors in VIH, see Note 2 – Summary of Significant Accounting Policies – Loss of Control over VIH, PCEV’s ownership interest was diluted to 48.5% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in associate.  See Note 10 – Investments in Associates and Joint Ventures – Investment of PCEV in VIH.

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

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

IAS 28 provides that where an entity holds 50% or more of the voting power (directly or through subsidiaries) on an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.  A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

•	Representation on Board of Directors or equivalent governing body of the investee;
•	Participation in the policy-making process, including participation in decisions about dividends or other distributions;
•	Material transactions between the entity and the investee;
•	Interchange of managerial personnel; or
•	Provision of essential technical information

On May 30, 2016, PCEV’s Board of Directors approved the sale of 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing 25% equity interest in Beacon to MPIC.  After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25% and PCEV’s effective interest in Meralco through Beacon was reduced to 8.74% (i.e., 25% x 34.96%).  MPIC agreed that for as long as:
(a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

As at December 31, 2016, Beacon owns 3,894 million shares of stock representing approximately 34.96% equity interest in Meralco.  See Note 10 – Investments in Associates and Joint Ventures – Investment of PCEV in Beacon.

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

After the sale of PCEV’s remaining 25% interest in Beacon, PCEV continues to hold its representation in the Board and participate in decision making.  As set forth in the Share Purchase Agreement:  (a) the Seller shall be entitled to nominate one director to the Board of Directors of PCEV, or Seller’s Director, and MPIC agrees to vote its shares in PCEV in favor of such Seller’s Director; and (b) the Buyer shall cede to the Seller the right to vote all of the Shares, or Proxy Shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, the Seller’s Director shall exercise its voting rights, and shall vote, in accordance with the recommendation of the Buyer on such matter.  As a result, PCEV’s previously joint control over Beacon has become significant influence.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  Management determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2018 and 2017.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 10 – Investments in Associates and Joint Ventures.  Management determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2018 and 2017.

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

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  When determining the fair value, PLDT takes into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  When valuing the shares in associates and joint ventures, PLDT carefully assesses the accounting implications of the stipulation in the shareholders’ agreements.  PLDT considers whether such a transaction has been made at arm’s length.

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the VIU of the relevant CGUs.

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

Total asset impairment recognized on noncurrent assets amounted to Php2,122 million, Php3,913 million and Php1,074 million for the years ended December 31, 2018, 2017 and 2016, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities and Note 10 – Investments in Associates and Joint Ventures.

The carrying values of our property and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Investments in Associates and Joint Ventures, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively.

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

In 2018 and 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php15,807 million and Php19,481 for the years ended December 31, 2018 and 2017, respectively.  We expect additional depreciation in 2019 arising from the acceleration of the 2018 technology equipment amounting Php540 million.

The total depreciation and amortization of property and equipment amounted to Php47,240 million, Php51,915 million and Php34,455 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php195,964 million and Php186,907 million as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

The total amortization of intangible assets with finite lives amounted to Php892 million, Php835 million and Php929 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total carrying values of intangible assets with finite lives amounted to Php2,699 million and Php3,699 million as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php3,227 million and Php5,561 million as at December 31, 2018 and 2017, respectively.  Total consolidated provision from deferred income tax amounted to Php1,375 million for the year ended December 31, 2018, while total consolidated benefit from deferred income tax amounted to Php2,738 million and Php4,134 million for the years ended December 31, 2017 and 2016, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php27,697 million and Php30,466 million as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for expected credit losses – Beginning January 1, 2018

a.	Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR.  The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and

•	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, certain trade receivables, debt securities and other long-term investments and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

We use a simplified approach for calculating ECL on trade and other receivables and contract assets.  We consider historical days past due for groupings of various customer segments that have similar loss patterns and remaining time to maturities.

We use historical observed default rates and adjust these historical credit loss experience with forward-looking information.  At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in estimation techniques or significant assumptions made during the reporting period.

•	Incorporation of forward-looking information

We incorporate forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconoemic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 to 8 years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables and contract assets amounted to Php4,192 million and Php17 million, respectively, for the year ended December 31, 2018.  Trade and other receivables and contract assets, net of allowance for expected credit losses, amounted to Php24,056 million and Php3,268 million, respectively, as at December 31, 2018.  See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables – Grouping of instruments for losses measured on collective basis.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, inflation rate, unemployment rates and other economic indicators.  For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically credible.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others.

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and

•	The cash and cash equivalents, investment in debt securities and other long-term investments, and other financial assets.

Estimating allowance for doubtful accounts – Prior to January 1, 2018

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

Total provision for doubtful accounts for trade and other receivables amounted to Php3,438 million and Php8,027 million for the years ended December 31, 2017 and 2016, respectively.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php33,761 million as at December 31, 2017.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, directs costs, capital expenditures, discount rates and terminal growth rates.  See Note 25 – Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,855 million, Php1,610 million and Php1,775 million for the years ended December 31, 2018, 2017 and 2016, respectively.  The prepaid benefit costs amounted to Php393 million and Php400 million as at December 31, 2018 and 2017, respectively.  The accrued benefit costs amounted to Php7,182 million and Php8,997 million as at December 31, 2018 and 2017, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits.

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.

As at March 21, 2019, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 204 thousand PLDT common shares have been released to the eligible participants on April 5, 2018 for the 2017 annual grant.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php208 million and Php827 million for the years ended December 31, 2018 and 2017, respectively, and is presented as equity reserves in our consolidated statement of financial position.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,656 million and Php1,630 million as at December 31, 2018 and 2017, respectively.  See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Revenue recognition – Prior to January 1, 2018

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2018 amounted to Php2,168 million and Php143,392 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2017 amounted to Php13,846 million and Php157,711 million, respectively.    See Note 27 – Financial Assets and Liabilities.

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

For management purposes, we are organized into business units based on our products and services.  We have three reportable operating segments as follows:

•

Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, BCC, PLDT Global and certain subsidiaries, and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation through Talas; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•

Others – VIH and certain subsidiaries, our mobile applications and digital platforms developers and mobile financial services provider; PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the period; earnings before interest, taxes, and depreciation and amortization, or Adjusted EBITDA; Adjusted EBITDA margin; and core income.  Net income for the period is measured consistent with net income in our consolidated financial statements.

Adjusted EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

Adjusted EBITDA margin for the period is measured as Adjusted EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments.  These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares.  See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

Adjusted EBITDA, Adjusted EBITDA margin, core income and core EPS are non-IFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS.

The segment revenues, net income, and other segment information of our reportable operating segments as at and for the years ended December 31, 2018, 2017 and 2016, and are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for Adjusted EBITDA margin)
December 31, 2018
Revenues
External customers	87,193	76,431	1,128	—	164,752
Service revenues	80,265	72,858	1,084	—	154,207
Non-service revenues	6,928	3,573	44	—	10,545
Inter-segment transactions	2,736	8,791	10	(11,537)	—
Service revenues	2,736	8,790	10	(11,536)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	89,929	85,222	1,138	(11,537)	164,752

Results
Depreciation and amortization	24,778	22,303	159	—	47,240
Asset impairment	3,319	4,746	—	—	8,065
Impairment of investments	60	—	112	—	172
Interest income	719	812	536	(124)	1,943
Equity share in net earnings (losses) of associates and joint ventures	62	171	(320)	—	(87)
Financing costs	1,865	5,195	131	(124)	7,067
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income (loss) / Segment profit (loss)	5,725	6,059	7,971	(782)	18,973
Adjusted EBITDA	34,235	30,875	(2,688)	1,605	64,027
Adjusted EBITDA margin	41%	38%	(246%)	(14%)	(42%)
Core income	9,760	6,925	9,952	(782)	25,855

Assets and liabilities
Operating assets	230,182	199,557	30,962	(61,075)	399,626
Investments in associates and joint ventures	—	43,426	12,001	—	55,427
Deferred income tax assets – net	16,879	12,479	(1,119)	(542)	27,697
Total assets	247,061	255,462	41,844	(61,617)	482,750
Operating liabilities	168,837	206,812	16,773	(29,319)	363,103
Deferred income tax liabilities – net	2,321	482	367	(189)	2,981
Total liabilities	171,158	207,294	17,140	(29,508)	366,084

Other segment information
Capital expenditures, including capitalized interest (Note 9)	32,248	26,242	—	—	58,490

December 31, 2017
Revenues
External customers	91,288	67,389	1,249	—	159,926
Service revenues	86,128	63,811	1,226	—	151,165
Non-service revenues	5,160	3,578	23	—	8,761
Inter-segment transactions	1,284	10,952	30	(12,266)	—
Service revenues	1,284	10,946	30	(12,260)	—
Non-service revenues	—	6	—	(6)	—
Total revenues	92,572	78,341	1,279	(12,266)	159,926

Results
Depreciation and amortization	36,776	15,001	138	—	51,915
Asset impairment	6,104	2,098	56	—	8,258
Impairment of investments	439	1,583	540	—	2,562
Equity share in net earnings (losses) of associates and joint ventures	(129)	44	2,991	—	2,906
Interest income	305	695	655	(243)	1,412
Financing costs	2,247	5,106	214	(197)	7,370
Provision for income tax	(2,787)	3,680	210	—	1,103
Net income (loss) / Segment profit (loss)	(2,215)	7,474	8,825	(618)	13,466
Adjusted EBITDA	36,395	29,478	(1,307)	1,608	66,174
Adjusted EBITDA margin	42%	39%	(104%)	(13%)	44%
Core income	9,812	8,846	9,628	(618)	27,668

Assets and liabilities
Operating assets	211,983	174,217	34,504	(37,856)	382,848
Investments in associates and joint ventures	—	44,867	1,263	—	46,130
Deferred income tax assets – net	18,826	11,994	—	(354)	30,466
Total assets	230,809	231,078	35,767	(38,210)	459,444
Operating liabilities	153,622	196,451	13,624	(18,802)	344,895
Deferred income tax liabilities – net	2,656	286	424	—	3,366
Total liabilities	156,278	196,737	14,048	(18,802)	348,261

Other segment information
Capital expenditures, including capitalized interest (Note 9)	27,305	12,994	—	—	40,299

December 31, 2016
Revenues
External customers	102,639	61,806	817	—	165,262
Service revenues	98,406	58,086	718	—	157,210
Non-service revenues	4,233	3,720	99	—	8,052
Inter-segment transactions	1,448	10,922	30	(12,400)	—
Service revenues	1,448	10,920	30	(12,398)	—
Non-service revenues	—	2	—	(2)	—
Total revenues	104,087	72,728	847	(12,400)	165,262

Results
Depreciation and amortization	18,767	15,471	217	—	34,455
Asset impairment	9,016	1,758	268	—	11,042
Impairment of investments	—	134	5,381	—	5,515
Interest income	269	707	307	(237)	1,046
Equity share in net earnings (losses) of associates and joint ventures	(127)	(40)	1,348	—	1,181
Financing costs	2,482	4,917	192	(237)	7,354
Provision for income tax	(1,257)	3,018	148	—	1,909
Net income (loss) / Segment profit (loss)	10,618	8,134	1,410	—	20,162
Adjusted EBITDA	32,915	26,950	(276)	1,572	61,161
Adjusted EBITDA margin	33%	39%	(37%)	(13%)	39%
Core income	12,275	7,746	7,836	—	27,857

Assets and liabilities
Operating assets	217,964	183,533	22,804	(33,388)	390,913
Investments in associates and joint ventures	1,945	40,874	14,039	—	56,858
Deferred income tax assets – net	13,985	13,363	—	—	27,348
Total assets	233,894	237,770	36,843	(33,388)	475,119
Operating liabilities	161,480	203,777	12,637	(14,879)	363,015
Deferred income tax liabilities – net	2,923	384	260	—	3,567
Total liabilities	164,403	204,161	12,897	(14,879)	366,582

Other segment information
Capital expenditures, including capitalized interest (Note 9)	32,097	10,728	—	—	42,825

Certain revenues and expenses in 2017 and 2016 were reclassified to conform with the 2018 presentation.

The following table shows the reconciliation of our consolidated net income to our consolidated adjusted EBITDA for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
		(in million pesos)
Consolidated net income	18,973	13,466	20,162
Add (deduct) adjustments:
Depreciation and amortization	47,240	51,915	34,455
Financing costs	7,067	7,370	7,354
Provision for income tax	3,842	1,103	1,909
Noncurrent asset impairment	2,122	3,913	1,074
Amortization of intangible assets	892	835	929
Foreign exchange losses – net	771	411	2,785
Impairment of investments (Note 10)	172	2,562	5,515
Equity share in net losses (earnings) of associates and joint ventures	87	(2,906)	(1,181)
Gains on derivative financial instruments – net	(1,086)	(533)	(996)
Interest income	(1,943)	(1,412)	(1,046)
Other income – net	(14,110)	(10,550)	(9,799)
Total adjustments	45,054	52,708	40,999
Consolidated Adjusted EBITDA	64,027	66,174	61,161

The following table shows the reconciliation of our consolidated net income income to our consolidated core income for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
		(in million pesos)
Consolidated net income	18,973	13,466	20,162
Add (deduct) adjustments:
Depreciation due to shortened life of property and equipment	4,564	12,816	—
Noncurrent asset impairment	2,122	3,913	1,074
Manpower rightsizing program, or MRP	1,703	—	—
Loss in fair value of investments	1,154	—	—
Foreign exchange losses – net	771	411	2,785
Investment written-off	362	—	—
Impairment of investments (Note 10)	172	2,562	5,515
Core income adjustment on equity share in net losses of associates and joint ventures	23	60	95
Net income attributable to noncontrolling interests	(57)	(95)	(156)
Other nonrecurring income	(1,018)	—	—
Gains on derivative financial instruments – net, excluding hedge costs (Note 27)	(1,135)	(724)	(1,539)
Net tax effect of aforementioned adjustments	(1,779)	(4,741)	(79)
Total adjustments	6,882	14,202	7,695
Consolidated core income	25,855	27,668	27,857

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2018, 2017 and 2016:

	2018		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	119.39	119.39	127.79	127.79	128.66	128.66
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	4.08	4.08	2.34	2.34	4.99	4.99
Core income adjustment on equity share in net losses associates and joint ventures	(0.11)	(0.11)	(0.28)	(0.28)	(0.44)	(0.44)
Impairment of investment	(0.80)	(0.80)	(11.86)	(11.86)	(25.52)	(25.52)
Investment written-off	(1.68)	(1.68)	—	—	—	—
Foreign exchange losses – net	(3.57)	(3.57)	(1.74)	(1.74)	(10.40)	(10.40)
Loss in fair value of investments	(5.34)	(5.34)	—	—	—	—
MRP	(5.52)	(5.52)	—	—	—	—
Asset impairment	(9.82)	(9.82)	(13.12)	(13.12)	(4.96)	(4.96)
Depreciation due to shortened life of property and equipment	(14.06)	(14.06)	(41.52)	(41.52)	—	—
Other nonrecurring income and others	4.71	4.71	—	—	—	—
Total adjustments	(32.11)	(32.11)	(66.18)	(66.18)	(36.33)	(36.33)
Consolidated EPS attributable to common equity holders of PLDT	87.28	87.28	61.61	61.61	92.33	92.33

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
		(in million pesos)
Wireless services
Service revenues:
Mobile	79,904	83,166	95,066
Home broadband	155	2,547	2,758
MVNO and others	206	415	582
	80,265	86,128	98,406
Non-service revenues:
Sale of mobile handsets and broadband data modems	6,928	5,160	4,233
Total wireless revenues	87,193	91,288	102,639
Fixed line services
Service revenues:
Voice	22,986	25,296	25,502
Data	48,858	37,445	31,727
Miscellaneous	1,014	1,070	857
	72,858	63,811	58,086
Non-service revenues:
Sale of computers, phone units and SIM cards	3,056	2,706	2,907
Point-product-sales	517	872	813
	3,573	3,578	3,720
Total fixed line revenues	76,431	67,389	61,806
Other services	1,128	1,249	817
Total revenues	164,752	159,926	165,262

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2018, 2017 and 2016.

5.	Income and Expenses

Revenue from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines.  This is consistent with the revenue information that is disclosed for each reportable segments under IFRS 8, Operating Segments.  See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenue for the year ended December 31, 2018:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2018
Type of good or service
Service revenue	83,001	81,648	1,094	(11,536)	154,207
Non-service revenue	6,928	3,574	44	(1)	10,545
Total revenue from contracts with customers	89,929	85,222	1,138	(11,537)	164,752

Timing of revenue recognition
Transferred over time	83,001	81,648	1,094	(11,536)	154,207
Transferred at a point time	6,928	3,574	44	(1)	10,545
Total revenue from contracts with customers	89,929	85,222	1,138	(11,537)	164,752

Contract Balances

Contract balances as at December 31, 2018 and 2017 consists of the following:

	2018	2017
		(in million pesos)
Trade and other receivables (Note 16)	40,559	48,262
Contract assets	3,399	—
Contract liabilities and unearned revenues	7,182	8,363

The decrease in trade and other receivables of Php7,703 million in 2018 was primarily due to decline in wireless postpaid subscriber base.

The decrease of Php481 million in contract assets in 2018 compared to the balance as at January 1, 2018 is the result of fewer postpaid new connections during the year.

The decrease of Php1,181 million in contract liabilities and unearned revenues compared to the beginning balance in 2018 is due to lower amortization for handsets bundled in certain postpaid plans and lower realized revenues, net of new advance payments from customer contracts.

Set out below is the movement in the allowance for expected credit losses of contracts assets.

2018
(in million pesos)
Balance at beginning of the year	114
Provisions during the year	17
Balance at end of the year	131

Changes in the contract liabilities and unearned revenues accounts for the year ended December 31, 2018 are as follows:

2018
(in million pesos)
Balances as at January 1, 2018, as restated	8,541
Deferred during the year	102,288
Recognized as revenue during the year	(103,647)
Balance at end of the year	7,182

The contract liabilities and unearned revenues accounts as at December 31, 2018 are as follows:

2018
(in million pesos)
Long-term advances from postpaid subscribers	145
Short-term advances for installatin services	558
Leased facilities	34
Advance monthly service fees	2,386
Unearned revenues from prepaid contracts	4,059
Total contract liabilities and unearned revenues	7,182

Contract liabilities:
Current	87
Noncurrent	58

Unearned revenues:
Current	6,563
Noncurrent	474

Contract liabilities and unearned revenues account pertains to long-term advances for equipment included in certain postpaid bundled plans.  As at December 31, 2018, the current and noncurrent portion of contract liabilities and unearned revenues amounted to Php6,650 million and Php532 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year sended December 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Compensation and employee benefits	23,543	22,782	19,928
Repairs and maintenance (Notes 13, 17 and 24)	14,331	12,744	14,706
Professional and other contracted services (Note 24)	12,809	12,168	9,386
Rent (Note 24)	7,321	7,016	6,632
Selling and promotions (Note 24)	6,340	5,908	7,687
Taxes and licenses (Note 26)	4,974	3,970	3,782
Insurance and security services (Note 24)	1,499	1,519	1,736
Communication, training and travel (Note 24)	1,069	1,166	1,249
Amortization of intangible assets (Note 14)	892	835	929
Other expenses	1,138	882	1,161
Total selling, general and administrative expenses	73,916	68,990	67,196

Compensation and Employee Benefits

Compensation and employee benefits for the year ended December 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Salaries and other employee benefits	19,777	18,598	17,734
Pension benefit costs (Note 25)	1,855	1,610	1,775
MRP	1,703	1,747	419
Incentive plan (Note 25)	208	827	—
Total compensation and employee benefits	23,543	22,782	19,928

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

Cost of Sales and Services

Cost of sales and services for the years ended Decemeber 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 17)	10,513	10,277	16,053
Cost of services (Note 17)	3,429	2,572	1,540
Cost of point-product-sales (Note 17)	485	784	700
Total cost of sales and services	14,427	13,633	18,293

Asset Impairment

Asset impairment for the years ended December 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Trade and other receivables (Note 16)	4,192	3,438	8,027
Property and equipment (Note 9)	1,958	3,913	—
Inventories and supplies (Note 17)	1,528	907	1,941
Contract assets	223	—	—
Goodwill and intangible assets (Note 14)	—	—	1,038
Other assets	164	—	36
Total asset impairment	8,065	8,258	11,042

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Gain on deconsolidation of VIH (Note 2)	12,054	—	—
Interest income	1,943	1,412	1,046
Gains on derivative financial instruments – net (Note 27)	1,086	533	996
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(87)	2,906	1,181
Foreign exchange losses – net (Note 9 )	(771)	(411)	(2,785)
Financing costs	(7,067)	(7,370)	(7,354)
Others – net (Notes 10, 11 and 13)	1,884	7,988	4,284
Total other income (expenses) – net	9,042	5,058	(2,632)

Interest Income

Interest income for the years ended December 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Interest income on financial instruments at amortized cost (Notes 12 and 15)	1,486	—	—
Interest income arising from revenue contracts with customers	457	—	—
Interest income on loans and receivables (Notes 15 and 16)	—	1,404	980
Interest income on HTM investments (Note 12)	—	8	36
Interest income on financial instruments at FVPL	—	—	30
Total interest income	1,943	1,412	1,046

Financing Costs

Financing costs for the years ended December 31, 2018, 2017 and 2016 consist of the following:

	2018	2017	2016
		(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	8,307	7,830	7,522
Accretion on financial liabilities (Note 20)	145	219	230
Financing charges	139	137	168
Capitalized interest (Note 9)	(1,524)	(816)	(566)
Total financing costs	7,067	7,370	7,354

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains (loss) on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	Financial instrument at FVOCI	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive income (loss) – net of tax
	(in million pesos)
Balances as at January 1, 2018	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Change on initial application of IFRS 9 (Note 2)	—	(4,309)	—	—	—	(182)	(136)	(4,627)	—	(4,627)
Balances as at January 1, 2018, as restated	583	(9)	(369)	620	(24,467)	—	(136)	(23,778)	14	(23,764)
Other comprehensive income (loss)	112	—	(271)	(2)	(1,222)	—	(29)	(1,412)	5	(1,407)
Balances as at December 31, 2018	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Balances as at January 1, 2017	608	936	7	619	(23,376)	312	—	(20,894)	7	(20,887)
Other comprehensive income (loss)	(25)	3,364	(376)	1	(1,091)	306	—	2,179	7	2,186
Recycled to retained earnings	—	—	—	—	—	(436)	—	(436)	—	(436)
Balances as at December 31, 2017	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Balances as at January 1, 2016	524	76	(3)	602	(19,805)	404	—	(18,202)	12	(18,190)
Other comprehensive income (loss)	84	860	10	17	(3,571)	151	—	(2,449)	(5)	(2,454)
Recycled to retained earnings	—	—	—	—	—	(243)	—	(243)	—	(243)
Balances as at December 31, 2016	608	936	7	619	(23,376)	312	—	(20,894)	7	(20,887)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Net deferred income tax assets	27,697	30,466
Net deferred income tax liabilities	2,981	3,366

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	5,252	5,098
Customer list and trademark	4,670	6,760
Pension and other employee benefits	4,296	3,620
Accumulated provision for expected credit losses/doubtful accounts	3,709	3,102
NOLCO	3,231	243
Fixed asset impairment/depreciation due to shortened life of property and equipment	1,870	5,597
Unearned revenues	1,776	1,778
Provision for other assets	1,595	2,523
Unrealized foreign exchange losses	1,092	746
Accumulated provision for inventory obsolescence and write-down	916	669
MCIT	905	607
Derivative financial instruments	(58)	(30)
Others	(1,557)	(247)
Total deferred income tax assets – net	27,697	30,466
Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,175	2,387
Unrealized foreign exchange gains	366	269
Investment property	277	207
Undepreciated capitalized interest charges	7	8
Unamortized fair value adjustment on fixed assets from business combination	—	338
Others	156	157
Total deferred income tax liabilities	2,981	3,366

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Net deferred income tax assets – balance at beginning of the year	30,466	27,348
Net deferred income tax liabilities – balance at beginning of the year	(3,366)	(3,567)
Net balance at beginning of the year	27,100	23,781
Movement charged directly to other comprehensive income	591	507
Excess MCIT deducted against RCIT due	(370)	—
Adjustments due to adoption of IFRS 15	(1,166)	—
Benefit from (provision for) deferred income tax	(1,375)	2,738
Others	(64)	74
Net balance at end of the year	24,716	27,100
Net deferred income tax assets – balance at end of the year	27,697	30,466
Net deferred income tax liabilities – balance at end of the year	(2,981)	(3,366)

The analysis of our consolidated net deferred income tax assets as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	25,163	26,246
Deferred income tax assets to be recovered within 12 months	4,872	5,602
	30,035	31,848
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,992)	(1,206)
Deferred income tax liabilities to be settled within 12 months	(346)	(176)
	(2,338)	(1,382)
Net deferred income tax assets	27,697	30,466

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,743)	(3,026)
Deferred income tax liabilities to be settled within 12 months	(238)	(340)
Net deferred income tax liabilities	(2,981)	(3,366)

Provision for income tax for the years ended December 31, 2018, 2017 and 2016 consist of:

	2018	2017	2016
		(in million pesos)
Current	2,467	3,841	6,043
Deferred	1,375	(2,738)	(4,134)
	3,842	1,103	1,909

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
		(in million pesos)
Provision for income tax at the applicable statutory tax rate	6,845	4,371	6,621
Tax effects of:
Nondeductible expenses	1,235	784	3,239
Equity share in net losses (earnings) of associates and joint ventures	26	(872)	(354)
Difference between Optional Standard Deduction, or OSD, and itemized deductions	(22)	(22)	(20)
Income subject to final tax	(297)	(2,545)	(2,879)
Income subject to lower tax rate	(750)	(520)	(168)
Income not subject to income tax	(1,827)	(301)	(35)
Net movement in unrecognized deferred income tax assets and other adjustments	(1,368)	208	(4,495)
Actual provision for income tax	3,842	1,103	1,909

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
NOLCO	4,289	7,151
Accumulated provision for doubtful accounts	3,144	3,014
Provisions for other assets	1,881	3,735
Fixed asset impairment	1,148	43
Gain on disposal of asset	106	—
Unrealized foreign exchange losses	49	105
MCIT	27	111
Unearned revenues	25	1,314
Pension and other employee benefits	13	1,740
Accumulated write-down of inventories to net realizable values	11	303
Asset retirement obligation	—	621
Derivative financial instruments and others	—	139
	10,693	18,276
Unrecognized deferred income tax assets	3,227	5,561

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Digitel’s unrecognized deferred income tax assets amounted to Php1,421 million as at December 31, 2018, while Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php2,798 million as at December 31, 2017.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2018 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
			(in million pesos)
December 31, 2016	December 31, 2019	108	1,133
December 31, 2017	December 31, 2020	113	2,203
December 31, 2018	December 31, 2021	711	11,724
		932	15,060
Consolidated tax benefits		932	4,518
Consolidated unrecognized deferred income tax assets		(27)	(1,287)
Consolidated recognized deferred income tax assets		905	3,231

The excess MCIT totaling Php932 million as at December 31, 2018 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php488 million, Php15 million and nil for the years ended December 31, 2018, 2017 and 2016, respectively.  The amount of expired portion of excess MCIT amounted to Php1 million, Php72 million and Php232 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Due to the loss of control of VIH, excess MCIT amounting to Php8 million was derecognized as at December 31, 2018.  See Note 2 – Summary of Significant Accounting Policies – External Funding in VIH.

NOLCO totaling Php15,060 million as at December 31, 2018 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php1,094 million, Php4,241 million and Php8,531 million for the years ended December 31, 2018, 2017 and 2016, respectively.  The amount of expired NOLCO amounted to Php1,272 million, Php354 million and Php571 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Due to the loss of control of VIH, excess NOLCO amounting to Php2,518 million was derecognized as at December 31, 2018.  See Note 2 – Summary of Significant Accounting Policies – External Funding in VIH.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel and Clarktel are registered with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise, or Economic Zones, respectively, under R.A. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2018, 2017 and 2016:

	2018		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	18,916	18,916	13,371	13,371	20,006	20,006
Dividends on preferred shares (Note 19)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	18,857	18,857	13,312	13,312	19,947	19,947

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT	87.28	87.28	61.61	61.61	92.33	92.33

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

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2018 and 2017 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2016
Cost	196,652	115,461	202,581	25,914	55,973	966	14,596	3,440	50,070	665,653
Accumulated depreciation, impairment and amortization	(148,622)	(96,793)	(138,189)	(16,992)	(48,300)	(966)	(12,338)	(265)	—	(462,465)
Net book value	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188
Year ended December 31, 2017
Net book value at beginning of the year	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188
Additions (Note 4)	3,410	687	6,512	159	2,682	—	1,878	1	24,970	40,299
Disposals/Retirements	(8)	—	(123)	(38)	(316)	—	—	—	(134)	(619)
Reclassifications (Note 13)	5	3	—	3	(7)	—	—	14	(143)	(125)
Impairment losses recognized during the year (Note 5)	—	—	(389)	—	—	—	—	—	(3,524)	(3,913)
Transfers and others	7,612	3,945	8,031	1,285	1,959	—	1,343	3	(24,178)	—
Translation differences charged directly to cumulative translation adjustments	—	(1)	—	(1)	(4)	—	—	—	—	(6)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(11,594)	(5,340)	(28,242)	(1,274)	(4,106)	—	(1,357)	(2)	—	(51,915)
Net book value at end of the year	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
As at December 31, 2017
Cost	207,220	119,642	209,504	27,076	58,964	—	17,595	3,458	50,585	694,044
Accumulated depreciation, impairment and amortization	(159,765)	(101,680)	(159,323)	(18,022)	(51,083)	—	(13,473)	(267)	(3,524)	(507,137)
Net book value	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
Year ended December 31, 2018
Net book value at beginning of the year	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
Additions (Note 4)	1,278	565	758	120	1,158	—	2,107	—	52,504	58,490
Disposals/Retirements	(10)	(27)	(60)	(140)	(95)	—	—	—	(9)	(341)
Reclassifications (Note 13)	19	(1)	—	127	(23)	—	—	1,117	—	1,239
Transfers and others	10,409	8,237	37,881	265	1,465	—	1,176	—	(59,433)	—
Translation differences charged directly to cumulative translation adjustments	—	3	—	1	(3)	—	—	—	—	1
Deconsolidation of a subsidiary	—	—	(65)	(794)	(273)	—	—	—	—	(1,132)
Impairment losses recognized during the year (Note 5)	(299)	(292)	(858)	(480)	(29)	—	—	—	—	(1,958)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(11,381)	(10,480)	(17,499)	(2,162)	(3,382)	—	(2,334)	(2)	—	(47,240)
Net book value at end of the year	47,471	15,967	70,338	5,989	6,699	—	5,071	4,306	40,123	195,964
As at December 31, 2018
Cost	217,773	128,321	217,164	26,546	58,711	—	20,823	4,576	40,123	714,037
Accumulated depreciation, impairment and amortization	(170,302)	(112,354)	(146,826)	(20,557)	(52,012)	—	(15,752)	(270)	—	(518,073)
Net book value	47,471	15,967	70,338	5,989	6,699	—	5,071	4,306	40,123	195,964

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,524 million, Php816 million and Php566 million for the years ended December 31, 2018, 2017 and 2016, respectively.  See Note 5 – Income and Expenses – Financing Costs.  The average interest capitalization rate used was approximately 5% each for the years ended December 31, 2018, 2017 and 2016.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php411 million, Php106 million and Php111 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php171,867 million and Php196,612 million as at December 31, 2018 and 2017, respectively.

As at December 31, 2018 and 2017, the estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 – 50 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years or the term of the lease, which ever is shorter
Land improvements	10 years

Impairment of Certain Wireless Network Equipment and Facilities

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

In 2018, Digitel and DMPI recognized an impairment loss amounting to Php1,096 million and Php862 million, respectively, as a result of the full migration of fixed line subscribers to PLDT network for Digitel and continued network convergence strategy for DMPI.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10.	Investments in Associates and Joint Ventures

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Carrying value of investments in associates:
VIH	10,487	—
MediaQuest PDRs	9,262	10,835
Digitel Crossing, Inc., or DCI	591	510
Appcard, Inc.	122	234
Asia Outsourcing Beta Limited, or Beta	36	78
Phunware, Inc., or Phunware	—	384
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	20,498	12,041
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,541	32,550
Multisys	2,388	—
Philippines Internet Holding S.à.r.l., or PHIH	—	1,539
Beacon	—	—
	34,929	34,089
Total carrying value of investments in associates and joint ventures	55,427	46,130

Changes in the cost of investments for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Balance at beginning of the year	51,487	57,465
Additions during the year	13,247	5,633
Disposals	(5,230)	(11,612)
Translation and other adjustments	15	1
Balance at end of the year	59,519	51,487

Changes in the accumulated impairment losses for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Balance at beginning of the year	4,118	1,892
Additional impairment (Note 4)	172	2,223
Translation and other adjustments	(1,781)	3
Balance at end of the year	2,509	4,118

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Balance at beginning of the year	(1,239)	1,285
Equity share in net earnings (losses) of associates and joint ventures:	(87)	2,906
MediaQuest PDRs	90	(27)
DCI	81	71
AFPI	62	(130)
VTI, Bow Arken and Brightshare	(60)	55
VIH	(260)	—
Beta	—	2,050
Beacon	—	886
PHIH	—	1
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(1)	(312)
Disposals	(187)	(9,610)
Reversal of impairment	—	201
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	—	4,962
Dividends	—	(791)
Translation and other adjustments	(69)	120
Balance at end of the year	(1,583)	(1,239)

Investments in Associates

Investment of PCEV in VIH

The gain on deemed disposal resulting in a loss of control and accordingly the deconsolidation of VIH is reported as part of “Other income (expenses)” in our statement of income.  The related gain on remeasurement of retained interest in VIH amounted to Php12,054 million.  See related discussion on Note 2 – Summary of Significant Accounting Policies – Loss of Control of PCEV over VIH.

The summarized financial information of VIH as at and for the year ended December 31, 2018 is shown below:

2018
(in million pesos)
Statement of Financial Position:
Noncurrent assets	1,318
Current assets	11,152
Noncurrent liabilities	42
Current liabilities	2,926
Equity	9,502

Income Statement:
Revenues	136
Depreciation and amortization	19
Interest income	14
Benefit from income tax	(1)
Net loss	(535)
Other comprehensive loss	(2)
Total comprehensive loss	(537)
Equity share in net loss of VIH	(262)

Investment of ePLDT in MediaQuest PDRs

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

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on VIU calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

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

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,262 million as at December 31, 2018 and Php10,835 million, net of allowance for impairment of Php1,784 million as at December 31, 2017.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016:

	2018	2017
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	20,712	20,055
Current assets	2,606	2,820
Noncurrent liabilities	3,297	3,292
Current liabilities	5,549	5,253
Equity	14,472	14,330
Carrying amount of interest in Satventures	9,262	9,171
Additional Information:
Cash and cash equivalents	611	1,211
Current financial liabilities*	487	397
Noncurrent financial liabilities*	2,239	2,097

*	Excluding trade, other payables and provisions.

	2018	2017	2016
		(in million pesos)
Income Statements:
Revenues	7,339	6,650	5,925
Depreciation and amortization	936	772	1,217
Interest income	8	3	2
Interest expense	274	249	259
Provision for (benefit from) income tax	112	71	(69)
Net income (loss)	142	4	(344)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	142	4	(344)
Equity share in net income (loss) of Satventures	90	3	(220)

The table below presents the summarized financial information of Hastings as at December 31, 2017 and for the years ended December 31, 2017 and 2016:

2017
(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,803
Current assets	2,360
Noncurrent liabilities	151
Current liabilities	336
Equity	3,676
Carrying amount of interest in Hastings	1,664
Additional Information:
Cash and cash equivalents	1,304
Current financial liabilities*	—
Noncurrent financial liabilities*	—

*	Excluding trade, other payables and provisions.

	2017	2016
		(in million pesos)
Income Statements:
Revenues	2,129	2,394
Depreciation and amortization	153	153
Interest income	12	18
Interest expense	19	19
Provision for income tax	22	70
Net income (loss)	(43)	169
Other comprehensive income	—	—
Total comprehensive income (loss)	(43)	169
Equity share in net income (loss) of Hastings	(30)	118

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

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at March 20, 2019, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale as the transfer is assessed as not highly probable because certain aspects of the sale such as pricing are still subject for approval by both Digitel and PNPI management.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in 2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$81 thousand.  In 2014, Beta has divested its healthcare BPO business.  PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$180.9 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.

The carrying value of investment in common shares in Beta amounted to Php36 million and Php78 million as at December 31, 2018 and 2017, respectively.  The economic interests of PGIC in Beta remained at 18.32% as at December 31, 2018 and 2017.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of PLDT Capital in Phunware

See related discussion on Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments – Investment of PLDT Capital in Phunware.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart made the following investments in AFPI:

Date	Transaction	Number of Shares Subscribed	Actual Capital Infusion (Php)
		(in millions)	(in millions)
2014	Smart subscription to AFPI Common Shares	503.2 AFPI Common Shares	300
2015	Smart subscription to AFPI Common Shares	122.5 AFPI Common Shares	160
2016	Capital infusion on unpaid subscription	—	130
2017	Smart subscription to AFPI Preferred Shares	100.0 AFPI Preferred Shares	100
2018	Smart subscription to AFPI Preferred Shares	60.0 AFPI Preferred Shares	60

In June 2017, Smart recognized Php439 million impairment representing the carrying value of investment in AFPI as at June 30, 2017.  Consequently, Smart discontinued recognizing its equity share in net losses of AFPI.

In March 2018, Smart recognized additional impairment of Php60 million, representing the capital infusion made during the year.  Unrecognized share in net losses of AFPI amounted to Php122 million for the year ended December 31, 2018.  Accumulated share in net losses amounting to Php183 million and Php61 million as at December 31, 2018 and 2017, respectively, were not recognized as the Company does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investment of ACeS Philippines in AIL

As at December 31, 2018, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

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

Share in net cumulative losses were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
		(in million pesos)
Income Statements:
Revenues	104	107	1,960
Net income (loss)	(80)	59	526
Other comprehensive loss	—	(1)	—
Total comprehensive income (loss)	(80)	58	526

We did not receive any dividends from our associates for the years ended December 31, 2018, 2017 and 2016.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2018 and 2017.

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

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

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

As at December 31, 2018 and 2017, the amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php51 million and nil, respectively.

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

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016:

	2018	2017
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,261	77,694
Current assets	3,070	2,807
Noncurrent liabilities	11,193	11,373
Current liabilities	2,678	1,936
Equity	66,460	67,192
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,541	32,550
Additional Information:
Cash and cash equivalents	2,191	1,961
Current financial liabilities*	607	—
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	2018	2017	2016
		(in million pesos)
Income Statements:
Revenues	2,505	2,532	1,189
Depreciation and amortization	1,171	1,168	842
Interest income	43	28	18
Provision for (benefit from) income tax	113	(42)	158
Net income (loss)	(120)	110	(2,055)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	(120)	110	(2,055)
Equity share in net income (loss) of VTI, Bow Arken and Brightshare	(60)	55	(1,027)

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

On February 13, 2018, PLDT, through counsel, received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018.

On February 27, 2018, PLDT, through counsel, received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT, through counsel, filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT, through counsel, received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.

On April 24, 2018, PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018 was received. On May 9, 2018, PLDT, through counsel, filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

On June 5, 2018, PLDT, through counsel, received the Supreme Court’s Resolution dated April 24, 2018 noting the PLDT’s Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days of notice. On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion (1) for Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018.

On July 26, 2018, the Supreme Court issued a Resolution dated June 19, 2018 where it resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment. In a Resolution dated July 3, 2018, the Supreme Court resolved to deny PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant the motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given.

In a Resolution dated June 5, 2018, the Supreme Court noted PCC’s Consolidated Reply Ad Cautelam.

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

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration, PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  The amount of Php27 million remained outstanding as at December 31, 2018.

As at December 31, 2018, the carrying value of the investment in Multisys amounted to Php2,388 million, including subscription payable of Php800 million and contingent consideration of Php230 million.

On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Investment of iCommerce in PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a JVA designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., or AIH, which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of VIH, replaced Voyager in agreement as shareholder of PHIH on October 14, 2015 and held a 33.33% equity interest in PHIH.

The objective of PHIH was the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million was requested in 2016 and remained outstanding.

On September 15, 2017, AIH initiated arbitral proceedings via the German Arbitration Institute (DIS), or DIS, against iCommerce for not settling the €2.6 million contribution.  AIH required the payment of €2.6 million plus interest and all costs of the arbitral proceedings.

On December 14, 2017, the management and operations of iCommerce was transferred from VIH to PLDT Online.  As a result, VIH ceased to have any direct interest in iCommerce and any indirect interest in PHIH.  See Note 2 – Summary of Significant Accounting Policies – Transfer of iCommerce to PLDT Online.

On April 19, 2018, iCommerce, together with PLDT and Voyager, executed a Settlement Agreement with AIH to terminate the arbitral proceedings and to settle disputes over rights and obligations in connection with the PHIH agreements.  On the same date, iCommerce executed a Share Transfer Agreement with AIH to transfer its PHIH shares to AIH.  As a result, iCommerce gave up its 33.33% equity interest for zero value and its claims over the remaining cash of PHIH.  iCommerce, AIH and PHIH waived all other claims in connection with PHIH, including any claims against iCommerce.

On separate letters dated April 26, 2018, iCommerce and AIH informed the DIS that both parties have concluded an out-of-court settlement with AIH requesting for the termination of the arbitral proceedings.

On May 7, 2018, iCommerce received the order of the DIS for the termination of the arbitral proceedings and the administrative fees to be paid in relation to the arbitral proceedings.  With the foregoing, iCommerce has completed the exit from the joint venture.

As a result, iCommerce recognized a loss on investment written-off amounting to Php362 million for the difference between the book value of investment in PHIH and the subscription payable.  Such loss is recorded as part of “Other income (expenses) – Others – net” in our consolidated income statement.

Investment of PCEV in Beacon

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

PCEV’s Investment in Beacon Shares

PCEV made the following investments in Beacon:

Date	Transaction	Number of Shares	Total Consideration (Php)
		(in millions)	(in millions)
March 30, 2010	PCEV subscription to Beacon Common Shares(1)	1,157 Beacon Common Shares	23,130
October 25, 2011	PCEV transfer of remaining Meralco Common Shares to Beacon(2)	69 Meralco Common Shares	15,136
	PCEV subscription to Beacon Preferred Shares	1,199 Beacon Class “A” Preferred Shares	15,136
January 20, 2012	PCEV subscription to Beacon Common Shares	135 Beacon Common Shares	2,700
May 30, 2016	PCEV subscription to Beacon Class “B” Preferred Shares	277 Beacon Class “B” Preferred Shares	3,500
September 9, 2016	Beacon redemption of Class “B” Preferred Shares held by PCEV	198 Beacon Class “B” Preferred Shares	2,500
April 20, 2017	Beacon redemption of Class “B” Preferred Shares held by PCEV	79 Beacon Class “B” Preferred Shares	1,000

(1)	PCEV transferred 154 million Meralco shares at a price of Php150.00 per share or an aggregate amount of Php23,130 million on May 12, 2010.
(2)	The transfer of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

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

Beacon’s Dividend Declaration

Total dividends declared by Beacon in 2017 for holders of Class “A” and “B” preferred shares amounted to Php3,355 million, of which PCEV recognized Php833 million as dividend income.

Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	% of Meralco Shareholdings Sold	Price Per Share (Php)	Total Price (Php)	Deferred Gain Realized(1) (Php)
	(in millions)				(in million pesos)
June 24, 2014	56.35	5%	235.00	13,243	1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

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

Sale of PCEV’s Beacon Common and Preferred Shares to MPIC

PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price (Php)	Deferred Gain Realized (Php)
	(in millions)
June 6, 2012	282 Preferred Shares	3,563	2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26, 200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the Share Purchase Agreement dated May 30, 2016 and the balance of Php9,200 million will be paid in annual installments until June 2020.

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

As at January 1, 2018, the unpaid balance from MPIC is measured at FVOCI using discounted cash flow valuation method in accordance with the new classification under IFRS 9 with interest income to be accreted over the term of the receivable.

Subsequent to the sale of PCEV’s remaining 25% interest in Beacon in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and (ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter.  Based on the foregoing, PCEV’s previously joint control over Beacon has become a significant influence.

Sale of PCEV’s Receivables from MPIC

On December 5, 2017, the Board of Directors of PCEV approved the proposed sale of 50% of PCEV’s receivable from MPIC, with an option on the part of PCEV to upsize to 75%, consisting of the proceeds from the sale of its shares in Beacon, which are due in 2019 to 2021.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million, which was settled on March 5, 2018.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million, which was settled on April 2, 2018.

PCEV’s remaining receivables from MPIC amounted to Php4,353 million, net of Php2 million allowance for ECL, and Php15,552 million as at December 31, 2018 and 2017, respectively.

The following table explains the changes in the allowance for ECLs between the beginning and the end of the annual period.

	2018
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balance as at beginning of the year	4	—	—	4
Financial assets derecognized during the year	(2)	—	—	(2)
Balance at end of the year	2	—	—	2

Summarized financial information of individually immaterial joint ventures

Total net income and comprehensive income of our individually immaterial joint ventures amounted to Php322 thousand as at December 31, 2017.

Total revenues, expenses, other income, net income and other comprehensive income of our individually immaterial joint ventures amounted to Php35 million and Php21 million, Php1 million, Php15 million and Php15 million, respectively, for the year ended December 31, 2018.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31,  2018 and 2017.

11.	Financial Assets at FVPL/Available-for-Sale Financial Investments

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
	Financial assets at FVPL	Available-for- sale financial investments
		(in million pesos)
Rocket Internet	3,128	12,848
iflix Limited, or iflix	844	1,841
Phunware, Inc., or Phunware	497	—
Club shares and others	294	239
Matrixx	—	237
	4,763	15,165

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

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.”  Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1%, and remained as such as at December 31, 2017.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange.  RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online committed to accept the Offer of Rocket Internet for at least 7 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares reducing its share capital to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing equity ownership in Rocket Internet from 2.1% to 1.7%.

Further details on investment in Rocket Internet for the years ended December 31, 2018, 2017 and 2016, and as at December 31, 2018 and 2017 are as follows:

	2018	2017	2016
Total market value as at beginning of the year (in million pesos)	12,848	10,058	14,587
Closing price per share at end of the year (in Euros)	20.18	21.13	19.13
Total market value as at end of the year (in million Euros)	52	213	193
Total market value as at end of the year (in million pesos)	3,128	12,848	10,058
Total cost of sold shares (in million pesos)	9,563	—	—
Net gains (losses) recognized during the year (in million pesos)	(157)	2,790	(4,529)
Recognized in profit or loss (in million pesos)	(157)	(540)	(5,381)
Recognized in other comprehensive loss (in million pesos)	—	3,330	852

	2018	2017
	Financial assets at FVPL	Available-for- sale Financial Investments
		(in million pesos)
Balance at beginning of the year	12,848	10,058
Fair value adjustment in profit or loss	(157)	—
Disposal of investments	(9,563)	—
Impairment loss	—	(540)
Fair value adjustment in other comprehensive income	—	3,330
Balance at end of the year	3,128	12,848

Based on our judgment, the decline in fair value of our investment in Rocket Internet was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million as at December 31, 2017.  Impairment losses charged in our consolidated income statements amounted to Php540 million and Php5,381 million for the years ended December 31, 2017 and 2016, respectively.

Starting January 1, 2018, PLDT Group adopted the new classification of financial assets - equity instruments in accordance with IFRS 9.  Equity instruments previously classified as available-for-sale financial investments in IAS 39 will now be classified and measured at FVPL.  As a result, total cumulative valuation loss on our investment in Rocket Internet recognized in our consolidated income statements amounted to Php157 million as at December 31, 2018.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

As at March 20, 2019, closing price of Rocket Internet is €22.90.

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

On December 15, 2018, the US$1.5 million convertible note held by PLDT Online was converted into 1.0 million Series B Preferred Shares of iflix upon the occurrence of the cut-off date.  After the conversion of all outstanding convertible notes, PLDT Online’s equity ownership in iflix was reduced from 7.3% to 5.3%.

The fair value of PLDT Online’s investment amounted to Php844 million and Php1,841 million as at December 31, 2018 and 2017, respectively.

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

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware Stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or “PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc..”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

The fair value amount of PLDT Capital’s investment amounted to Php497 million as at December 31, 2018.

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

On December 20, 2018, Matrixx entered into a Repurchase Agreement with PLDT Capital to repurchase all of its capital stock held by PLDT Capital including a warrant to purchase capital stock for US$5 million.  The transaction closed on the same day.

12.	Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
	Debt instruments at amortized cost	Investment in debt securities and other long- term investments
		(in million pesos)
GT Capital Bond	150	150
Security Bank Corporation, or Security Bank, Time Deposits	—	100
	150	250
Less current portion (Note 27)	—	100
Noncurrent portion (Note 27)	150	150

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020.  The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as HTM investment.  Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under IFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million each for the years ended December 31, 2018, 2017 and 2016.  The carrying value of this investment amounted to Php150 million each as at December 31, 2018 and 2017.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank at a gross coupon rate of 4.00%, which matured on October 11, 2017.  Interest income, net of withholding tax, recognized on this investment amounted to US$146 thousand, or Php7 million, and US$188 thousand, or Php8.9 million, for the years ended December 30, 2017 and 2016, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank at a gross coupon rate of 3.5%, which matured on May 31, 2018.  Interest income, net of withholding tax, recognized on this investment amounted to US$25 thousand, or Php1.3 million, US$66 thousand, or Php3.3 million, and US$66 thousand, or Php3.1 million, for the years ended December 31, 2018, 2017 and 2016, respectively.  The carrying value of this investment amounted to nil and Php100 million as at December 31, 2018 and 2017, respectively.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million with yield-to-maturity at 4.25% gross, which matured on April 22, 2017.  The bond had a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as HTM investment.  Premium was amortized using the EIR method.  Interest income, net of withholding tax, recognized on this investment amounted to Php2.3 million and Php7.3 million for the years ended December 31, 2017 and 2016, respectively.

13.	Investment Properties

Changes in investment properties account for the years ended December 31, 2018 and 2017 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2018
Balance at beginning of the year	1,322	8	305	1,635
Net gains (losses) from fair value adjustments charged to profit or loss	389	(1)	(10)	378
Transfers to property and equipment	(1,115)	—	(121)	(1,236)
Balance at end of the year	596	7	174	777
December 31, 2017
Balance at beginning of the year	1,567	8	315	1,890
Net gains (losses) from fair value adjustments charged to profit or loss	4	—	(7)	(3)
Transfers to property and equipment	(10)	—	(3)	(13)
Disposals	(239)	—	—	(239)
Balance at end of the year	1,322	8	305	1,635

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php25 to Php30 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php38 million, Php27 million and Php23 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php67 million, Php68 million and Php74 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2018 and 2017 are as follows:

	Intangible Asset with	Intangible Assets with Finite Life					Total Intangible Assets			Total Goodwill
	Indefinite Life Trademark	Franchise	Customer List	Spectrum	Licenses	Others	with Finite Life	Total Intangible Assets	Goodwill	and Intangible Assets
	(in million pesos)
December 31, 2018
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,562	11,588	16,093	63,058	79,151
Additions	—	—	—	—	—	21	21	21	—	21
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Deconsolidation	—	—	—	—	—	(460)	(460)	(460)	(1,025)	(1,485)
Translation and other adjustments	—	—	—	—	—	24	24	24	—	24
Balance at end of the year	4,505	3,016	4,726	1,205	1,079	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balance at beginning of the year	—	1,147	3,280	1,071	1,044	1,347	7,889	7,889	1,679	9,568
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Amortization during the year (Notes 4 and 5)	—	187	510	81	7	107	892	892	—	892
Deconsolidation	—	—	—	—	—	(331)	(331)	(331)	(1,025)	(1,356)
Translation and other adjustments	—	—	—	—	—	24	24	24	—	24
Balance at end of the year	—	1,334	3,790	1,152	1,051	775	8,102	8,102	654	8,756
Net balance at end of the year	4,505	1,682	936	53	28	—	2,699	7,204	61,379	68,583
Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	9	1 – 2	1	4	—	—	—	—	—
December 31, 2017
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,379	11,405	15,910	63,058	78,968
Additions	—	—	—	—	—	138	138	138	—	138
Translation and other adjustments	—	—	—	—	—	45	45	45	—	45
Balance at end of the year	4,505	3,016	4,726	1,205	1,079	1,562	11,588	16,093	63,058	79,151
Accumulated amortization and impairment:
Balance at beginning of the year	—	961	2,769	991	1,037	1,251	7,009	7,009	1,679	8,688
Amortization during the year (Notes 4 and 5)	—	186	511	80	7	51	835	835	—	835
Translation and other adjustments	—	—	—	—	—	45	45	45	—	45
Balance at end of the year	—	1,147	3,280	1,071	1,044	1,347	7,889	7,889	1,679	9,568
Net balance at end of the year	4,505	1,869	1,446	134	35	215	3,699	8,204	61,379	69,583
Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	10	1 – 3	2	5	5 – 9	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2018 and 2017 are as follows:

	2018			2017
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505	4,505	—	4,505
Franchise	1,682	—	1,682	1,869	—	1,869
Customer list	936	—	936	1,446	—	1,446
Spectrum	53	—	53	134	—	134
Licenses	28	—	28	35	—	35
Others	—	—	—	215	—	215
Total intangible assets	7,204	—	7,204	8,204	—	8,204
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	63,775	4,808	68,583	64,775	4,808	69,583

Intangible Assets

Intangible asset with indefinite life pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment.  As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

Smart’s digital innovations arm, thru VIH’s subsidiaries PayMaya, Voyager and FINTQ continuously improve their existing products and services through regular technological development and upgrades of their platforms.  Accumulated costs related to such technical activities are capitalized as intangible assets.

VIH was deconsolidated in PCEV Group as at November 30, 2018.  Thus, the related intangible assets of VIH was also deconsolidated.

The consolidated future amortization of intangible assets as at December 31, 2018 is as follows:

Year	(in million pesos)
2019	758
2020	619
2021	194
2022	191
2023 and onwards	937
2,699

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at December 31, 2018, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

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

In 2015, subsequent to the decision of Management to consolidate the various digital businesses under Voyager and assign a separate management from wireless business, the Voyager unit has been considered as a CGU separate from the Wireless unit.  As a result, additional goodwill amounting to Php980 million was allocated to Voyager CGU.

In December 2016, based on the assessment of the Voyager CGU’s recoverable amount compared with the carrying amount of the Voyager CGU’s net assets, we have recognized total impairment loss amounting to Php980 million and, consequently, any adverse change in a key assumption would result in a further impairment loss.

In 2018, the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line, Wireless and Voyager operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs had been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 9.3% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period are determined using a 3.0% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill and intangible assets with indefinite usefule life as at December 31, 2018 and 2017.

With regard to the assessment of VIU for Wireless and Fixed Line CGUs, management believes that no reasonable changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

15.	Cash and Cash Equivalents

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Cash on hand and in banks (Note 27)	5,982	6,351
Temporary cash investments (Note 27)	45,672	26,554
	51,654	32,905

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

Interest income earned from cash in banks and temporary cash investments amounted to Php957 million, Php612 million and Php582 million for the years ended December 31, 2018, 2017 and 2016, respectively.

16.	Trade and Other Receivables

As at December 31, 2018 and 2017, this account consists of receivables from:

	2018	2017
		(in million pesos)
Retail subscribers (Note 27)	19,444	17,961
Corporate subscribers (Note 27)	11,073	9,641
Foreign administrations (Note 27)	4,225	6,517
Domestic carriers (Note 27)	270	457
Dealers, agents and others (Note 27)	5,547	13,686
	40,559	48,262
Less allowance for expected credit losses/doubtful accounts (Notes 5 and 27)	16,503	14,501
	24,056	33,761

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

Trade and other receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

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

The following table explains the changes in the allowance for expected credit losses from January 1 to December 31, 2018:

	For the year ended December 31, 2018
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances as at beginning of the year, as restated	787	7,925	474	3,212	7	925	1	75	147	1,206	1,416	13,343	14,759
Reclassifications and reversals	86	6	(48)	201	(46)	2	—	(3)	(5)	(146)	(13)	60	47
Provisions	20	3,109	172	820	44	(13)	2	2	9	27	247	3,945	4,192
Business combination/dissolution	—	—	—	—	—	—	—	—	(57)	—	(57)	—	(57)
Write-offs	—	(2,109)	—	(328)	—	—	—	—	(3)	(4)	(3)	(2,441)	(2,444)
Translation adjustments	—	—	5	1	—	—	—	—	—	—	5	1	6
Balance at end of the year	893	8,931	603	3,906	5	914	3	74	91	1,083	1,595	14,908	16,503

Changes in the allowance for doubtful accounts for the year ended December 31, 2017 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2017
Balance at beginning of the year	18,788	12,588	3,827	628	134	1,611
Provisions (reversals) and other adjustments	(1,029)	(1,166)	15	310	(59)	(129)
Write-offs	(3,258)	(2,644)	(538)	—	—	(76)
Balance at end of the year	14,501	8,778	3,304	938	75	1,406
Individual impairment	10,160	5,747	3,177	104	51	1,081
Collective impairment	4,341	3,031	127	834	24	325
	14,501	8,778	3,304	938	75	1,406
Gross amount of receivables individually impaired, before deducting any impairment allowance	10,160	5,747	3,177	104	51	1,081
The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.	Inventories and Supplies

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Terminal and cellular phone units:
At net realizable value(1)	2,093	2,691
At cost	3,423	3,834
Spare parts and supplies:
At net realizable value(1)	173	664
At cost	1,673	1,428
Others:
At net realizable value(1)	612	578
At cost	994	1,163
Total inventories and supplies at the lower of cost or net realizable value	2,878	3,933

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
		(in million pesos)
Cost of sales and services	10,632	10,951	15,965
Provisions (Note 5)	1,528	907	1,941
Repairs and maintenance	692	721	596
	12,852	12,579	18,502

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Balance at beginning of the year	2,492	2,617
Provisions (Note 5)	1,528	907
Write-off and others	(808)	(1,032)
Balance at end of the year	3,212	2,492

18.	Prepayments

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Prepaid taxes	11,466	10,451
Prepaid fees and licenses	915	848
Prepaid rent	672	2,126
Prepaid benefit costs (Note 25)	393	400
Prepaid repairs and maintenance	204	207
Prepaid insurance (Note 24)	63	105
Prepaid selling and promotions (Note 24)	6	289
Other prepayments (Note 24)	296	577
	14,015	15,003
Less current portion of prepayments	7,760	9,633
Noncurrent portion of prepayments	6,255	5,370

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 25 – Employee Benefits.

19.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the years ended December 31, 2018 and 2017.

Preferred Stock

Non-Voting Serial Preferred Stock

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

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%.  After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock.  The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2018.  See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

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

Total amounts of Php8 million, Php13 million and Php23 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2018, 2017 and 2016, respectively.  The balance of the Trust Account of Php7,862 million were presented as part of “Current portion of other financial assets” as at December 31, 2018 and Php7,870 million were presented as part of “Current portion of advances and other noncurrent assets” as at December 31, 2017 and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at December 31, 2018 and 2017.  See Note 2 – Summary of Significant Accounting Policies – Issuance of Perpetual Notes and Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock/Treasury Stock

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

Dividends Declared

Our dividends declared for the years ended December 31, 2018, 2017 and 2016 are detailed as follows:

December 31, 2018

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	June 13, 2018	June 28, 2018	June 29, 2018	1.00	—
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12
					49

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
	December 4, 2018	December 19, 2018	January 15, 2019	—	3
					10

Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36.00	7,778
					13,828
Charged to retained earnings					13,887

*	Dividends were declared based on total amount paid up.

December 31, 2017

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	May 12, 2017	June 1, 2017	June 30, 2017	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	—	12
	May 12, 2017	May 26, 2017	June 15, 2017	—	12
	August 10, 2017	August 25, 2017	September 15, 2017	—	13
	November 9, 2017	November 28, 2017	December 15, 2017	—	12
					49

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	3
	June 13, 2017	June 27, 2017	July 15, 2017	—	2
	September 26, 2017	October 10, 2017	October 15, 2017	—	2
	December 5, 2017	December 20, 2017	January 15, 2018	—	3
					10

Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,049
	August 10, 2017	August 25, 2017	September 8, 2017	48.00	10,371
					16,420
Charged to retained earnings					16,479

*	Dividends were declared based on total amount paid up.

December 31, 2016

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series II (Final Dividends)	April 12, 2016	February 10, 2016	May 11, 2016	0.0027/day	—
Series JJ	May 3, 2016	June 2, 2016	June 30, 2016	1.00	—
					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	—	12
	May 3, 2016	May 24, 2016	June 15, 2016	—	12
	August 2, 2016	August 18, 2016	September 15, 2016	—	12
	November 14, 2016	November 28, 2016	December 15, 2016	—	12
					48

Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	—	3
	June 14, 2016	June 30, 2016	July 15, 2016	—	3
	August 30, 2016	September 20, 2016	October 15, 2016	—	2
	December 6, 2016	December 20, 2016	January 15, 2017	—	3
					11

Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00	12,315
	August 2, 2016	August 16, 2016	September 1, 2016	49.00	10,587
					22,902
Charged to retained earnings					22,961

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2018 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12
Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
Charged to retained earnings					7,793

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2018:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2017	1,157
Effect of IAS 27 adjustments	33,995
Parent Company’s unappropriated retained earnings at beginning of the year	35,152
Effect of adoption of IFRS 9 and IFRS 15	129
Parent Company’s unappropriated retained earnings at beginning of the year, as restated	35,281
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(523)
Fair value adjustments of investment property resulting to gain	(778)
Fair value adjustments (mark-to-market gains)	(3,182)
Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2018	30,798
Parent Company’s net income for the year	11,159
Less: Fair value adjustment of investment property resulting to gain	(110)
Fair value adjustments (mark-to-market gains)	(258)
10,791
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(13,828)
(13,887)
Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2018	27,702

As at December 31, 2018, our consolidated unappropriated retained earnings amounted to Php12,081 million while the Parent Company’s unappropriated retained earnings amounted to Php32,553 million.  The difference of Php20,472 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2017, our consolidated unappropriated retained earnings amounted to Php634 million while the Parent Company’s unappropriated retained earnings amounted to Php35,152 million.  The difference of Php34,518 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php236 million and Php177 million as at December 31, 2018 and 2017, respectively.

On July 18, 2017, Smart issued additional Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under a new Notes Facility Agreement.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php57 million and Php14 million as at December 31, 2018 and 2017, respectively.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates and Smart may, at its sole option, redeem the notes in whole but not in part.  In accordance with IAS 32, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

20.	Interest-bearing Financial Liabilities

As at December 31, 2018 and 2017, this account consists of the following:

	2018	2017
		(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 27)	155,835	157,654
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 27)	20,441	14,957

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php418 million and Php525 million as at December 31, 2018 and 2017, respectively.  See Note 27 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2018 and 2017:

	2018	2017
		(in million pesos)
Unamortized debt discount at beginning of the year	525	631
Additions during the year	38	113
Accretion during the year included as part of Financing costs (Note 5)	(145)	(219)
Unamortized debt discount at end of the year	418	525

Long-term Debt

As at December 31, 2018 and 2017, long-term debt consists of:

		2018		2017
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2018 and 1.4100% to 1.9000% and US$LIBOR + 0.3000% in 2017	2	103	11	547
Fixed Rate Notes	8.3500% in 2017	—	—	—	—
Term Loans:
GSM Network Expansion Facilities	US$LIBOR + 1.1125% in 2017	—	—	—	—
Others	2.8850% and US$ LIBOR + 0.7900% to 1.6000% in 2018 and 2017	442	23,249	690	34,485
		444	23,352	701	35,032
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.3938% to 5.9058% in 2018 and 5.3300% to 6.2600% in 2017		15,511		15,675
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2018 and 2017		14,943		14,922
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PDST- R2/(1) PHP BVAL + 0.5000% to 1.0000% in 2018 and 3.9000% to 6.4044%; BSP overnight rate and PDST-R2 + 1.0000% in 2017		122,470		106,982
			152,924		137,579
Total long-term debt (Notes 27 and 28)			176,276		172,611
Less portion maturing within one year (Note 27)			20,441		14,957
Noncurrent portion of long-term debt (Note 27)			155,835		157,654

(1)	Effective October 29, 2018, PHP BVAL Reference Rates replaced PDST Reference Rates (PDST-R1 and PDST-R2).

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2018 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2019	110	5,779	14,776	20,555
2020	210	11,057	8,943	20,000
2021	46	2,386	20,098	22,484
2022	30	1,597	14,392	15,989
2023	25	1,314	24,098	25,412
2024 and onwards	25	1,314	70,940	72,254
(Note 27)	446	23,447	153,247	176,694

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at December 31, 2018 and 2017:

							Cancelled
						Drawn	Undrawn		Outstanding Amounts
	Date of		Terms			Amount	Amount		2018				2017
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$59.2M(1)	December 17, 2007	ING Bank N.V., or ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 31, 2017	Various dates in 2008-2009	59.1	0.1	March 31, 2017	—		—		—		—
DMPI
US$51.2M(2)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009	51.1	0.1	March 31, 2017	—		—		—		—
Smart
US$49M(3) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B: US$1M	June 10, 2011	Nordea Bank AB (publ), or Nordea Bank, subsequently assigned to SEK on June 10, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013	49.0	—	April 28, 2017	—		—		—		—
Smart
US$45.6M(3) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	—	2	(*)	103	(*)	11	(*)	547	(*)
									2		103		11		547

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
(2)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
(3)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

								Outstanding Amounts
			Terms		Repurchase			2018		2017
Loan Amount	Issuance Date	Trustee	Installments	Maturity	Date	Amount U.S. Dollar	Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
						(in millions)		(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non- amortizing	March 6, 2017	Various dates in 2008-2014	71.6	March 6, 2017	–	–	–	–

(1)	This fixed rate note has a coupon rate of 8.3500%. The purpose of this note is to finance service improvements and expansion programs.

Cancelled
	Date of		Terms			Drawn	Undrawn
	Loan			Final		Amount	Amount	Paid in	Outstanding Amounts
Loan Amount	Agreement	Lender(s)	Installments	Installment	Dates Drawn	U.S. Dollar		full on	U.S. Dollar	Php	U.S. Dollar	Php
						(in millions)			(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$50M(1)	May 29, 2012	MUFG Bank, Ltd., formerly The Bank of Tokyo Mitsubishi UFJ, Ltd.	9 equal semi-annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012	50	–	May 29, 2017	–	–	–	–

(1)	The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.

						Cancelled
					Drawn	Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2018				2017
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with MUFG Bank, Ltd. as Facility Agent	9 equal semi-annual installment, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	150	—	March 7, 2017	—		—		—		—
PLDT
US$300M	January 16, 2013	Syndicate of Banks with MUFG Bank, Ltd. as Facility Agent	9 equal semi-annual installment, commencing on the date which falls 12months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013	300	—	January 16, 2018	—		—		33		1,665
Smart
US$35M	January 28, 2013	China Banking Corporation, or CBC	10 equal semi-annual installment, with final installment on January 29, 2018	May 7, 2013	35	—	January 30, 2017	—		—		—		—
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual installment, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014	32	18	March 23, 2018	—		—		3	(*)	178	(*)
Smart
US$80M	May 31, 2013	CBC	10 equal semi-annual installment, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013	80	—	May 31, 2018	—		—		8		400
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation, or Sumitomo, with Sumitomo as Facility Agent	8 equal semi-annual installment, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013	120	—	June 20, 2018	—		—		15	(*)	747	(*)
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	—	11	(*)	583	(*)	33	(*)	1,658	(*)
								11		583		92		4,648

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled
	Date of				Drawn	Undrawn		Outstanding Amounts
	Loan			Dates	Amount	Amount	Paid in	2018				2017
Loan Amount	Agreement	Lender(s)	Terms	Drawn	U.S. Dollar		full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	—	6	(*)	291	(*)	17	(*)	828	(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	—	96		5,046		97		4,846
PLDT
US$50M	August 29, 2014	Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	—	48		2,536		49		2,435
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi- annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	104	(*)	5,492	(*)	199	(*)	9,945	(*)
Smart

US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	—	66	(*)	3,490	(*)	110	(*)	5,511	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	61	(*)	3,198	(*)	76	(*)	3,791	(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,307	(*)	25	(*)	1,241	(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,306	(*)	25	(*)	1,240	(*)
								431		22,666		598		29,837
								442		23,249		690		34,485

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Prepayments		Outstanding Amounts
	Date of Loan			Date of Issuance/	Amount		2018	2017
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	U.S. Dollar	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	1,376 2,803	July 19, 2013 June 19, 2017	—	—
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188	July 29, 2013	282	285
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,340	6,408
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	3,549	February 22, 2019	5,828	5,890
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022
Smart

Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	608	June 19, 2017	—	—
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	—	—	1,932	1,952
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	—	—	1,129	1,140
							15,511	15,675

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Prepayments		Outstanding Amounts
	Date of Loan			Date of Issuance/	Amount		2018		2017
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	—	—	14,943	(*)	14,922	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)

This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.2250% and 5.2813%, respectively.  The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled
					Drawn	Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2018	2017
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	1,960	1,980
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	—	January 18, 2017	—	—
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	—	June 27, 2017	—	—
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	—	February 22, 2017	—	—
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	—	200	200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	—	950	960
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000	1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	—	2,820	2,850
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,900	1,920
								8,830	8,910

(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

						Cancelled
					Drawn	Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2018		2017
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	1,497	(*)	1,795	(*)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	—	2,846	(*)	2,874	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,875	(*)	2,903	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	480		485
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,920		1,940
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500		1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	480		485
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	960		970
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,440		1,455
PLDT

Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,940	1,960
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,910	2,940
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,850	4,900
								24,698	25,207

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

						Cancelled
					Drawn	Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2018		2017
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,833	(*)	4,880	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,832	(*)	4,880	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,831	(*)	4,879	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	6,289	(*)	6,983	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,957	(*)	2,986	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,859	(*)	5,915	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first year after the initial drawdown date until the ninth year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,807	(*)	7,963	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,346	(*)	6,407	(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,940		2,970
Smart

Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,281	(*)	5,333	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,175	(*)	5,224	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,500		2,500
								59,650		60,920

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

						Cancelled
					Drawn	Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2018		2017
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first year up to the ninth year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,953	(*)	1,971	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	990		1,000
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	2,000		—
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,450	(*)	3,484	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,500		—
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,970		1,990
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,465		3,500
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,500		—
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	1,000		—
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	2,000		—

PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	1,000	—
								20,828	11,945

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

						Cancelled
					Drawn	Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2018		2017
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	2,000		—
PLDT
Php3,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	3,000	—	August 10, 2018	—		—
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the fifth year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,986	(*)	—
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third year anniversary of the advance up to the fifth year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		—
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,978	(*)	—
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity	—	—	—	—	—		—
PLDT
Php8,000M	February 18, 2019	UBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary up to the ninth year anniversary of the initial drawdown date and the balance payable upon maturity	—	—	—	—	—		—
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary up to the seventh year anniversary of the initial drawdown date and the balance payable upon maturity	—	—	—	—	—		—
								8,464		—
								122,470		106,982

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 13% and 20% were denominated in U.S. dollars as at December 31, 2018 and 2017, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.  See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA, debt service coverage ratio and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2018 and 2017, we were in compliance with all of our debt covenants.  See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which covers leasehold improvements and various office equipment and vehicles) amounted to Php514 thousand and Php679 thousand as at December 31, 2018 and 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Leases, Note 9 – Property and Equipment and Note 27 – Financial Assets and Liabilities.

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

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Accrual of capital expenditures under long-term financing (Note 28)	2,965	5,580
Provision for asset retirement obligations	1,656	1,630
Contract liabilities and unearned revenues	532	324
Others	131	168
	5,284	7,702

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 20 – Interest-bearing Financial Liabilities.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2018 and 2017:

	2018	2017
		(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,630	1,582
Additional liability recognized during the year	161	82
Accretion expenses	47	39
Settlement of obligations and others	(182)	(73)
Provision for asset retirement obligations at end of the year	1,656	1,630

22.	Accounts Payable

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Suppliers and contractors (Note 27)	69,099	54,196
Carriers and other customers (Note 27)	1,815	2,083
Taxes (Note 26)	1,789	1,952
Related parties (Notes 24 and 27)	684	451
Others	1,223	1,763
	74,610	60,445

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	57,748	53,433
Accrued taxes and related expenses (Note 26)	11,885	11,645
Accrued employee benefits and other provisions (Notes 24, 25 and 27)	7,980	6,599
Liability from redemption of preferred shares (Notes 19 and 27)	7,862	7,870
Contract liabilities and unearned revenues (Note 21)	6,650	8,039
Accrued interests and other related costs (Note 27)	1,347	1,176
Others	2,252	1,978
	95,724	90,740

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.  These liabilities are non-interest bearing and are normally settled within a year.

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

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.  The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2018 and 2017.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2018 and 2017 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2018	2017
					(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 23)	Electricity charges – immediately upon receipt of invoice	Unsecured	518	653
	Accrued expenses and other current liabilities (Note 23)	Pole rental – 45 days upon receipt of billing	Unsecured	209	5
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice	Unsecured	3	—
MPIC	Financial assets at FVOCI - net of current portion (Note 10)	Due on June 2020 and 2021 for 2018 and due on June 2019 to 2021 for 2017; non-interest-bearing	Unsecured	2,749	—
	Current portion of financial assets at fair value through other comprehensive income (Note 10)	Due on June 2019 for 2018 and due on June 2018 for 2017; non-interest-bearing	Unsecured	1,604	—
	Trade and other receivables (Note 16)	Due on June 2018 for 2017 and June 2017 for 2016; non-interest-bearing	Unsecured	—	4,091
	Advances and other noncurrent assets – net of current portion (Note 10)	Due on 2019 to 2021 for 2017 and 2018 to 2020 for 2016; non-interest-bearing	Unsecured	—	11,461
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 20)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,628	2,498
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 23)	1st month of each quarter; non-interest-bearing	Unsecured	84	33
NTT Communications	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	20	9
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	3	6
NTT DOCOMO	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	12	11

JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	Immediately upon receipt of invoice	Unsecured	13	11
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 18)	Immediately upon receipt of invoice	Unsecured	19	66
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	6	11
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 18)	Immediately upon receipt of invoice	Unsecured	—	12
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	5	15
Others:
TV5 Network, Inc., or TV5	Prepayments (Note 18)	—	Unsecured	—	277
Cignal Cable Corporation, or Cignal Cable (formerly Dakila Cable TV Corp.)	Prepayments (Note 18)	—	Unsecured	169	—
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	—	125
Various	Trade and other receivables (Note 16)	30 days upon receipt of invoice	Unsecured	2,094	1,867
	Accounts payable (Note 22)	Immediately upon receipt of billing	Unsecured	684	365
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of billing	Unsecured	9	35

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2018, 2017 and 2016 in relation with the table above.

	Classifications	2018	2017	2016
			(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,771	2,397	2,401
	Rent	583	298	272
MIESCOR	Repairs and maintenance	33	117	144
	Construction-in-progress	33	81	67
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Financing costs	100	56	9
NTT World Engineering Marine Corporation	Repairs and maintenance	17	47	18
NTT Communications	Professional and other contracted services	95	88	77
	Rent	5	4	7
NTT Worldwide Telecommunications Corporation	Selling and promotions	5	8	10
NTT DOCOMO	Professional and other contracted services	96	94	95
JGSHI and Subsidiaries	Rent	236	118	125
	Repairs and maintenance	111	69	57
	Communication, training and travel	20	2	2
	Miscellaneous expenses	7	—	—
Malayan	Insurance and security services	182	179	242
Gotuaco	Insurance and security services	163	126	156
Asia Link B.V., or ALBV	Professional and other contracted services	34	190	183
First Pacific Investment Management Limited, or FPIML	Professional and other contracted services	135	—	—
Others:
TV5	Selling and promotions	409	149	126
Cignal Cable	Cost of services	372	514	116
Various	Revenues	2,355	2,059	781
	Expenses	1,935	1,223	1,113

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,771 million, Php2,397 million and Php2,401 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php518 million and Php653 million as at December 31, 2018 and 2017, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php583 million, Php298 million and Php272 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php209 million and Php5 million as at December 31, 2018 and 2017, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on December 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php96 thousand, Php3 million and Php32 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total amounts capitalized to property and equipment amounted to Php14 million, Php5 million and Php4 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php185 thousand and Php165 thousand as at December 31, 2018 and 2017, respectively.

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

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php33 million, Php114 million and Php112 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total amounts capitalized to property and equipment amounted to Php19 million, Php76 million and Php63 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and nil as at December 31, 2018 and 2017, respectively.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 are as follows:

1.	Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs in our consolidated income statements, amounted to Php50 million, Php28 million and Php9.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.  The amounts of US$25 million, or Php1,314 million, and US$25 million, or Php1,249 million, remained outstanding as at December 31, 2018 and 2017, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs in our consolidated income statements, amounted to Php50 million and Php28 million for the years ended December 31, 2018 and 2017, respectively.  The amount of US$25 million, or Php1,314 million, and US$25 million, or Php1,249 million, remained outstanding as at December 31, 2018 and 2017, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php17 million, Php47 million and Php18 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php84 million and Php33 million as at December 31, 2018 and 2017, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php95 million, Php88 million and Php77 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php16 million and Php7 million as at December 31, 2018 and 2017, respectively;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php5 million, Php4 million and Php7 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php2 million as at December 31, 2018 and 2017, respectively; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php5 million, Php8 million and Php10 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php6 million as at December 31, 2018 and 2017, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php96 million, Php94 million and Php95 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million and Php11 million as at December 31, 2018 and 2017, respectively.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php236 million, Php118 million and Php125 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php5 million as at December 31, 2018 and 2017, respectively.

There were also other transactions such as communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php138 million, Php71 million and Php59 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php6 million as at December 31, 2018 and 2017, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php182 million, Php179 million and Php242 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php19 million and Php66 million as at December 31, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and Php11 million as at December 31, 2018 and 2017, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php163 million, Php126 million and Php156 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil and Php12 million as at December 31, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php15 million as at December 31, 2018 and 2017, respectively.

7.	Agreement between Smart and ALBV

Smart had a Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement expired on February 23, 2018.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php34 million, Php190 million and Php183 million for the years ended December 31, 2018, 2017 and 2016, respectively.  There were no outstanding obligations under this agreement as at December 31, 2018 and 2017.

8.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of $250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php135 million for the year ended December 31, 2018.  Outstanding payable under this agreement amounted to nil as at December 31, 2018.

9.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2018 and 2017.

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

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php409 million, Php149 million and Php126 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Total prepayment under the advertising placement agreements amounted to nil and Php277 million as at December 31, 2018 and 2017, respectively.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  Content cost recognized for the years ended December 31, 2018, 2017 and 2016 amounted to Php372 million, Php514 million and Php116 million, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php169 million and nil as at December 31, 2018 and

2017, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php125 million as at December 31, 2018 and 2017, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php2,355 million, Php2,059 million and Php781 million for the years ended December 31, 2018, 2017 and 2016, respectively.  The expenses under these services amounted to Php1,935 million, Php1,223 million and Php1,113 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position amounted to Php2,094 million and Php1,867 million as at December 31, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position amounted to Php684 million and Php365 million as at December 31, 2018 and 2017, respectively, and accrued expenses and other current liabilities amounted to Php9 million and Php35 million as at December 31, 2018 and 2017, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Preferred Shares to MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
		(in million pesos)
Short-term employee benefits	401	325	527
Share-based payments (Note 25)	83	—	—
Post-employment benefits (Note 25)	30	27	50
Total compensation paid to key officers of the PLDT Group	514	352	577

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

Total fees paid for board meetings and board committee meetings amounted to Php63 million, Php72 million and Php57 million for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific

retirement plan for its permanent or regular employees.   For the purpose of complying with Revised IAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
		(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	21,503	23,142	21,602
Interest costs on benefit obligation	1,227	1,180	1,071
Service costs	1,063	1,158	1,066
Actual benefits paid/settlements	(887)	(2,723)	(241)
Actuarial losses – experience	419	423	369
Actuarial gains – economic assumptions	(2,611)	(1,277)	(694)
Curtailments and others (Note 5)	(31)	(400)	(31)
Present value of defined benefit obligations at end of the year	20,683	21,503	23,142
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	12,534	11,960	11,439
Actual contributions	5,110	5,122	5,708
Interest income on plan assets	770	641	600
Actual benefits paid/settlements	(887)	(2,723)	(241)
Return on plan assets (excluding amount included in net interest)	(3,988)	(2,466)	(5,546)
Fair value of plan assets at end of the year	13,539	12,534	11,960
Unfunded status – net	(7,144)	(8,969)	(11,182)
Accrued benefit costs	7,159	8,984	11,197
Prepaid benefit costs (Note 18)	15	15	15

Components of net periodic benefit costs:
Service costs	1,063	1,158	1,066
Interest costs – net	457	539	471
Curtailment/settlement losses and other adjustments	21	(341)	—
	1,541	1,356	1,537

Actual net losses on plan assets amounted to Php3,218 million, Php1,825 million and Php4,946 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2019 will amount to Php1,217 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2018:

(in million pesos)
2019	368
2020	396
2021	566
2022	768
2023	1,102
2024 to 2064	105,007

The average duration of the defined benefit obligation at the end of the reporting period is 6 to 19 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	7.3%	5.8%	5.3%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2018 and 2017, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(664)
	(1%)	1,011

Future salary increases	1%	1,015
	(1%)	(679)

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2018 and 2017:

	2018	2017
		(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	10,707	9,372
Shares of stock	2,066	2,510
Corporate bonds	133	111
Government securities	31	22
Mutual funds	4	30
Investment properties	—	4
Total noncurrent financial assets	12,941	12,049
Current Financial Assets
Cash and cash equivalents	499	396
Receivables	8	4
Total current financial assets	507	400
Total PLDT’s Plan Assets	13,448	12,449
Subsidiaries Plan Assets	91	85
Total Plan Assets of Defined Benefit Pension Plans	13,539	12,534

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.  Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2018 and 2017, this account consists of:

	2018	2017	2018	2017
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	10,022	8,696
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	474	435
BTFHI	100%	100%	211	201
Superior Multi Parañaque Homes, Inc., or SMPHI	100%	100%	—	39
Bancholders, Inc., or Bancholders	100%	100%	—	1
			10,707	9,372

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

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2019 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion.  The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures.  Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV.  From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription.  The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion.  The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs).  Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016 and 2017, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million and Php2,500 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

In 2018, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php2,700 million to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2018.  Loss on changes in fair value of the investments for the years ended December 31, 2018 and 2017 amounting to Php3,038 million and Php2,071 million, respectively, are recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The pre-tax discount rates applied to cash flow projections range from 11.23% to 13.10%.  Cash flows beyond the five-year period are determined using 0% to 5.8% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php394 million and Php355 million as at December 31, 2018 and 2017, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2018 and 2017.  Dividend receivables amounted to Php2 million each as at December 31, 2018 and 2017.

Investment in SMPHI

SMPHI was incorporated primarily to engage in the real estate business.  As at December 31, 2017, its assets consist mainly of investment in land.  SMPHI received short-term, non-interest-bearing advances from the beneficial trust fund mainly to finance expenses to maintain its investment property.  On May 25, 2018, the shares of stocks of SMPHI was sold to a third party for Php142 million.

Investment in Bancholders

Bancholders was incorporated primarily to purchase, own, invest in or acquire shares of stock, bonds, bills, warrants and other negotiable instruments, securities or evidences of indebtedness of any other corporation and to own, hold and dispose the same, without engaging in the business of or acting as an investment company or as securities broker or dealer.  The cumulative change in the fair market value of this investment amounted to losses of Php93 million as at December 31, 2017.  On April 21, 2017, the Board of Directors of Bancholders approved the amendment of its Articles of Incorporation, shortening its corporate term, to end on June 30, 2018.  This amendment was subsequently approved by the Philippine SEC on July 11, 2017.  As at December 31, 2018, the investment account has been closed to receivables pending the completion of Bancholders’s liquidation procedure.

Shares of Stocks

As at December 31, 2018 and 2017, this account consists of:

	2018	2017
		(in million pesos)
Common shares
PSE	1,185	1,555
PLDT	30	39
Others	491	556
Preferred shares	360	360
	2,066	2,510

Dividends earned on PLDT common shares amounted to Php2 million, Php2 million and Php3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2018 and 2017, respectively.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php49 million for each of the years ended December 31, 2018, 2017 and 2016.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to June 2027 and fixed interest rates from 4.13% to 7.06% per annum.  Total investment in corporate bonds amounted to Php133 million and Php111 million as at December 31, 2018 and 2017, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rate of 5.88% per annum and zero rated US Treasury Bills.  These securities are fully guaranteed by the governments of the Republic of the Philippines and United States of America.  Total investment in government securities amounted to Php31 million and Php22 million as at December 31, 2018 and 2017, respectively.

Mutual Funds

Investment in mutual funds includes a local equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php4 million and Php30 million as at December 31, 2018 and 2017, respectively.

Investment Properties

Investment properties include one condominium unit (a bare 58 square meter unit) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.  Total fair value of investment properties amounted to Php4 million as at December 31, 2017.  The unit was disposed of this year by fund manager, BPI, as part of its discretionary investment authority.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2018 and 2017 are as follows:

	2018	2017
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	4%	3%
Debt and fixed income securities	1%	1%
Mutual funds	—	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641.  As at December 31, 2018 and 2017, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
		(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,490	2,177	2,116
Service costs	314	269	284
Interest costs on benefit obligation	—	113	94
Actuarial losses – economic assumptions	—	29	1
Actuarial gains – experience	—	(6)	(77)
Actual benefits paid/settlements	—	(92)	(226)
Curtailment and others	—	—	(15)
Present value of defined benefit obligations at end of the year	2,804	2,490	2,177
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	2,862	2,414	2,388
Actual contributions	297	335	201
Interest income on plan assets	—	131	125
Return on plan assets (excluding amount included in net interest)	—	74	(74)
Actual benefits paid/settlements	—	(92)	(226)
Fair value of plan assets at end of the year	3,159	2,862	2,414
Funded status – net	355	372	237
Accrued benefit costs	23	13	9
Prepaid benefit costs (Note 18)	378	385	246

Components of net periodic benefit costs:
Service costs	314	269	284
Interest costs – net	—	(18)	(31)
Curtailment/settlement gain	—	—	(15)
Net periodic benefit costs (Note 5)	314	251	238

Smart’s net consolidated pension benefit costs amounted to Php314 million, Php251 million and Php238 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Actual net gains on plan assets amounted to nil, Php205 million and Php51 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php260 million to the plan in 2019.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2018:

(in million pesos)
2019	75
2020	160
2021	87
2022	114
2023	147
2024 to 2060	1,360

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
Rate of increase in compensation	7.3%	5.0%	5.0%
Discount rate	6.0%	5.8%	5.2%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2018, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(1%)	11
	1%	(6)

Future salary increases	1%	11
	(1%)	(6)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2018 and 2017:

	2018	2017
		(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,854	1,721
International equities	550	557
Domestic equities	333	555
Philippine foreign currency bonds	165	373
International fixed income	—	361
Total noncurrent financial assets	2,902	3,567
Current Financial Assets
Cash and cash equivalents	891	153
Receivables	1	8
Total current financial assets	892	161
Total plan assets	3,794	3,728
Employee’s share, forfeitures and mandatory reserve account	635	866
Total Plan Assets of Defined Contribution Plans	3,159	2,862

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 10.13% per annum.  Total investments in domestic fixed income amounted to Php1,854 million and Php1,721 million as at December 31, 2018 and 2017, respectively.

International Equities

Investments in international equities include mutual funds managed by Wellington and Wells Fargo equity fund.  Total investment in international equities amounted to Php550 million and Php557 million as at December 31, 2018 and 2017, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php333 million and Php555 million as at December 31, 2018 and 2017, respectively.  This includes investment in PLDT shares with fair value of Php15 million and Php24 million as at December 31, 2018 and 2017, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the local corporations with fixed interest rates from 4.25% to 7.38% per annum.  Total investment in Philippine foreign currency bonds amounted to Php165 million and Php373 million as at December 31, 2018 and 2017, respectively.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in iShares Floating Rate Bond, which track the investment results of an index composed of U.S. dollar-denominated investment-grade floating rate bonds.  Total investments in international fixed income amounted to nil and Php361 million as at December 31, 2018 and 2017, respectively.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2018 and 2017 is as follows:

	2018	2017
Investments in debt and fixed income securities and others	77%	70%
Investments in listed and unlisted equity securities	23%	30%
	100%	100%

Other Long-term Employee Benefits

On September 26, 2017, the Board of Directors of PLDT approved the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.  Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.

As at March 21, 2019, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 204 thousand PLDT common shares have been released to the eligible participants on April 5, 2018 for the 2017 annual grant.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php208 million and Php827 million for the years ended December 31, 2018 and 2017, respectively, and is presented as equity reserves in our consolidated statement of financial position.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2018, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges.  Smart protested the assessments.  After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax.  The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis.  In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.  The City of Manila filed a Petition for Review with the CTA seeking to reverse the Decision.  Smart has already filed its Comment to the Petition and awaiting for further orders from the Court.  Through a Decision dated December 18, 2017, the Court dismissed the Petition for lack of jurisdiction.  On January 2018, Smart received a copy of the City of Manila’s Motion for Reconsideration, which was denied by the CTA in a Resolution dated May 17, 2018.  The City of Manila filed a Petition for Review dated June 1, 2018 before the CTA En Banc.  Smart filed its Comment on October 23, 2018.  Petition for review is submitted for decision pursuant to Resolution dated November 15, 2018.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

As at November 8, 2018, Digitel is currently in discussions with various local government units for the settlement of its franchise tax and real property tax liabilities within their respective jurisdiction.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies.  The RTC denied the petition.  DMPI appealed with the CTA.  On December 29, 2017, the CTA dismissed DMPI’s Petition for Review on the ground of lack of jurisdiction.  On January 12, 2018, DMPI filed its Motion for Reconsideration.  The CTA issued a resolution directing respondent City of Cotabato to file comment/opposition within 10 days and the incident will be submitted for resolution.  A Withdrawal of Counsel and Entry of Appearance were filed on May 7, 2018 and May 24, 2018, respectively.  On May 7, 2018, the CTA promulgated a resolution denying DMPI’s Motion for Reconsideration for lack of merit.  A notice for Entry of Judgment was issued by the CTA on August 23, 2018.  A dialogue between DMPI and the City of Cotabato will be conducted for a possible amicable settlement.  On January 30, 2019, DMPI filed its Compliance, informing the CTA that it paid the real property tax amounting to Php3 million on December 20, 2018.  The CTA noted DMPI’s compliance in a Resolution dated February 12, 2019.

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the LGU to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities.  DMPI was able to secure a TRO to defer the sale.  Through a Compromise Judgment dated October 6, 2017, the RTC of Malabon approved the compromise agreement executed by the parties.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect.  The Municipality of San Mateo appealed the RTC Order before the CA.  On April 14, 2015, the CA rendered a decision denying the Petition and affirming the Order dated May 8, 2014 of the RTC Cauayan, Isabela.  The Municipality elevated to Supreme Court via petition for review on certiorari assailing the CA Decision and the Resolution dated April 14, 2015 and August 10, 2015, respectively.  On December 2, 2015, the Supreme Court issued a Resolution denying the petition for failure to sufficiently show any reversible error in the challenge decision.  The Supreme Court issued an Entry of Judgment of the resolution dated December 2, 2015 which become final and executory on August 9, 2016.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

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

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated November 22, 2016.  On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.  On August 5, 2017, PLDT received a copy of the Entry of Judgment.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

The CA issued a Decision in this case last July 31, 2018.

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Bello in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

In sum, the CA: (i) GRANTED PLDT’s prayer for an injunction against the regularization orders; (ii) SET ASIDE the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development;
(d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and
(g) medical, dental engineering and other professional services; and (iii) REMANDED to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the Secretary of Labor.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular”.  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  PLDT is presently evaluating its legal remedies, which includes appealing the CA Decision and Resolution to the Supreme Court.

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

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2018 and 2017:

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2018
Noncurrent:
Financial assets at fair value through profit or loss	—	4,763	—	4,763
Debt instruments at amortized cost	150	—	—	150
Derivative financial assets – net of current portion	—	140	—	140
Financial assets at fair value through other comprehensive income – net of current portion	—	—	2,749	2,749
Other financial assets – net of current portion	2,275	—	—	2,275
Current:
Cash and cash equivalents	51,654	—	—	51,654
Short-term investments	1,165	—	—	1,165
Trade and other receivables	24,056	—	—	24,056
Current portion of derivative financial assets	—	183	—	183
Current portion of financial assets at fair value through other comprehensive income	—	—	1,604	1,604
Current portion of other financial assets	175	6,833	—	7,008
Total assets	79,475	11,919	4,353	95,747
Liabilities as at December 31, 2018
Noncurrent:
Interest-bearing financial liabilities – net of current portion	155,835	—	—	155,835
Customers' deposits	2,194	—	—	2,194
Deferred credits and other noncurrent liabilities	3,088	—	—	3,088
Current:
Accounts payable	72,818	—	—	72,818
Accrued expenses and other current liabilities	68,920	7,862	—	76,782
Current portion of interest-bearing financial liabilities	20,441	—	—	20,441
Dividends payable	1,533	—	—	1,533
Current portion of derivative financial liabilities	—	80	—	80
Total liabilities	324,829	7,942	—	332,771
Net assets (liabilities)	(245,354)	3,977	4,353	(237,024)

	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available- for-sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2017
Noncurrent:
Available-for-sale financial investments	—	—	—	—	15,165	—	15,165
Investment in debt securities and other long- term investments – net of current portion	—	150	—	—	—	—	150
Derivative financial assets – net of current portion	—	—	—	215	—	—	215
Advances and other noncurrent assets – net of current portion	13,855	—	—	—	—	—	13,855
Current:
Cash and cash equivalents	32,905	—	—	—	—	—	32,905
Short-term investments	1,074	—	—	—	—	—	1,074
Trade and other receivables	33,761	—	—	—	—	—	33,761
Current portion of derivative financial assets	—	—	—	171	—	—	171
Current portion of investment in debt securities and other long-term investments	100	—	—	—	—	—	100
Current portion of advances and other noncurrent assets	6,824	—	—	—	—	—	6,824
Total assets	88,519	150	—	386	15,165	—	104,220
Liabilities as at December 31, 2017
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	157,654	157,654
Derivative financial liabilities – net of current portion	—	—	—	8	—	—	8
Customers’ deposits	—	—	—	—	—	2,443	2,443
Deferred credits and other noncurrent liabilities	—	—	—	—	—	5,680	5,680
Current:
Accounts payable	—	—	—	—	—	58,490	58,490
Accrued expenses and other current liabilities	—	—	—	—	—	70,648	70,648
Current portion of interest-bearing financial liabilities	—	—	—	—	—	14,957	14,957
Dividends payable	—	—	—	—	—	1,575	1,575
Current portion of derivative financial liabilities	—	—	90	51	—	—	141
Total liabilities	—	—	90	59	—	311,447	311,596
Net assets (liabilities)	88,519	150	(90)	327	15,165	(311,447)	(207,376)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2018 and 2017:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
December 31, 2018
Current Financial Assets
Trade and other receivables
Foreign administrations	6,882	3,576	3,306
Domestic carriers	8,245	8,052	193
Total	15,127	11,628	3,499
Current Financial Liabilities
Accounts payable
Suppliers and contractors	69,144	45	69,099
Carriers and other customers	5,602	2,567	3,035
Total	74,746	2,612	72,134

December 31, 2017
Current Financial Assets
Trade and other receivables
Foreign administrations	8,536	2,957	5,579
Domestic carriers	4,332	3,950	382
Total	12,868	6,907	5,961
Current Financial Liabilities
Accounts payable
Suppliers and contractors	54,220	24	54,196
Carriers and other customers	7,426	4,943	2,483
Total	61,646	4,967	56,679

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2018 and 2017.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2018 and 2017 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2018	2017	2018	2017
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	150	—	148	—
Investment in debt securities and other long-term investments – net of current portion	—	150	—	151
Other financial assets – net of current portion	2,275	—	2,020	—
Advances and other noncurrent assets	—	13,855	—	13,695
Total	2,425	14,005	2,168	13,846
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	155,835	157,654	139,504	150,918
Customers' deposits	2,194	2,443	1,305	1,700
Deferred credits and other noncurrent liabilities	3,088	5,680	2,583	5,093
Total	161,117	165,777	143,392	157,711

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2018 and 2017.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2018				2017
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Listed equity securities
Financial assets at FVPL	3,625	154	984	4,763	—	—	—	—
Available-for-sale financial investments	—	—	—	—	12,848	130	2,187	15,165
Derivative financial assets – net of current portion	—	140	—	140	—	215	—	215
Financial assets at FVOCI – net of current portion	—	2,749	—	2,749	—	—	—	—
Current Financial Assets				—				—
Current portion of derivative financial assets	—	183	—	183	—	170	—	170
Current portion of FVOCI	—	1,604	—	1,604	—	—	—	—
Current portion of other financial assets	—	6,833	—	6,833	—	—	—	—
Total	3,625	11,663	984	16,272	12,848	515	2,187	15,550
Noncurrent Financial Liabilities
Derivative financial liabilities	—	—	—	—	—	8	—	8
Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,862	—	7,862	—	—	—	—
Derivative financial liabilities	—	80	—	80	—	141	—	141
Total	—	7,942	—	7,942	—	149	—	149

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2018 and 2017, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2018 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3
Other loans in all other currencies

Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.(1)

Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

(1)	Effective October 29, 2018, PHP BVAL Reference Rate replaced PDST Reference Rates (PDST-RI and PDST-R2).

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Financial assets at FVPL and available-for-sale financial investments:  Fair values of financial assets at FVPL and available-for-sale financial investments, which consist of listed shares, were determined using quoted prices.  For available-for-sale financial investments where there is no active market and fair value cannot be determined, investments are carried at cost less any accumulated impairment losses.

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

As at December 31, 2018 and 2017, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2018 and 2017:

								2018		2017
	Original Notional Amount		Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)			(in millions)			(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	US$262		2001 and 2002	300 Notes 2017	March 6, 2017	3.42%	Php49.85	—	—	—	—
Forward foreign exchange contracts	US$34		Various dates in 2017	U.S. dollar liabilities	Various dates in 2017	—	Php50.18	—	—	—	—
	US$56		Various dates in 2017	U.S. dollar liabilities	Various dates in 2018	—	Php50.77	—	—	US$56	(39)
	US$58		Various dates in 2018	U.S. dollar liabilities	Various dates in 2018	—	Php52.56	—	—	—	—
	US$78		Various dates in 2018 and 2019	U.S. dollar liabilities	Various dates in January 2019 to July 2019	—	Php52.98	US$34	(22)	—	—
	EUR9		Various dates in August 2018	EUR assets	December 14, 2018	—	US$1.17	—	—	—	—
	EUR11		Various dates in 2018	EUR assets	December 14, 2018	—	Php62.95	—	—	—	—
Foreign exchange options	EUR36	(a)	Various dates in 2018	EUR assets	Various dates in November 2018 and December 2018	—	EUR1.161	—	—	—	—
							EUR1.185
Smart
Forward foreign exchange contracts	US$91		Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	—	Php49.54	—	—	—	—
	US$120		Various dates in 2017 and 2018	U.S. dollar liabilities	Various dates in 2018	—	Php52.13	—	—	US$46	(49)
	US$54		Various dates in 2017 and 2018	U.S. dollar liabilities	Various dates in 2019	—	Php53.58	US$54	(38)	—	—
	US$28		January to March 2019	U.S. dollar liabilities	Various dates in 2019	—	Php52.48
Foreign exchange options	US$59	(b)	Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	—	Php49.60	—	—	—	—
							Php50.30
							Php51.24
	US$4	(c)	Various dates in 2017 and 2018	U.S. dollar liabilities	Various dates in 2018	—	Php50.64	—	—	US$3	(2)
							Php51.58
							Php52.48
DMPI
Interest rate swaps	US$54		October 7, 2008	59 loan facility	March 31, 2017	3.88%	—	—	—	—	—
	US$47		October 7, 2008	51 loan facility	June 30, 2017	3.97%	—	—	—	—	—
									(60)		(90)
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	US$30		January 23, 2015	150 term loan	March 7, 2017	2.11%	—	—	—	—	—
	US$240		Various dates in 2013 and 2015	300 term loan	January 16, 2018	2.17%	—	—	—	US$33	2
	US$100		August 2014	100 PNB	August 11, 2020	3.46%	—	US$96	55	US$97	5
	US$50		September 2014	50 Metrobank	September 2, 2020	3.47%	—	US$48	25	US$49	—
	US$150		April and June 2015	200 term loan	February 25, 2022	2.70%	—	US$79	66	US$150	26
Long-term currency swaps(e)	US$140		October 2015 to June 2016	300 term loan	January 16, 2018	2.20%	Php46.67	—	—	US$31	88
	US$4		January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	US$2	7	US$3	2
	US$6		April and June 2017	200 MUFG Bank, Ltd.	August 26, 2019	1.63%	Php49.51	US$3	9	US$6	—
	US$2		January 2018	200 MUFG Bank, Ltd.	August 26, 2019	1.59%	Php49.86	US$1	3	—	—

	US$6		February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	US$5	6	—	—
	US$11		November and December 2018	200 MUFG Bank, Ltd.	February 25, 2022	2.32%	Php52.36	US$11	17	—	—

	US$9	February 2019	200 MUFG Bank, Ltd.	February 25, 2022	2.23%	Php51.88
Smart
Interest rate swaps(f)	US$44	May 16, 2013	50 Bank of Tokyo	May 30, 2017	1.77%	—	—	—	—	—
	US$110	Various dates in 2013 and 2014	120 term loan	June 20, 2018	2.22%	—	—	—	US$15	3
	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	US$10	3	US$29	8
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	US$5	2	US$17	4
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	US$67	52	US$111	51
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$18	24	US$24	23
Long-term currency swaps(g)	US$100	Various dates in 2015	200 Mizuho	March 5, 2018	2.21%	Php46.66	—	—	US$20	58
	US$45	Various dates in 2016	100 Mizuho	December 7, 2018	1.93%	Php46.55	—	—	US$18	58
	US$11	Various dates in 2017	80 CBC	May 31, 2018	1.28%	Php49.66	—	—	US$4	1
	US$16	Various dates in 2017 and 2018	100 Mizuho	December 7, 2020	1.69%	Php50.82	US$16	28	US$8	(2)
	US$12	Various dates in 2018	200 Mizuho	March 4, 2020	2.01%	Php51.87	US$9	6	—	—
	US$2	January 10, 2019	2015 Mizuho US$200M	March 4, 2020	2.25%	Php52.16
	US$2	January 11, 2019	2015 Mizuho US$100M	December 7, 2020	2.34%	Php52.18
	US$6	February 2019	2015 Mizuho US$100M	December 7, 2021	2.21%	Php51.83
								303		327
								243		237
(a)

If the EUR to U.S. dollar spot exchange rate on the fixing date settles below €1.161, PLDT will sell the EUR at €1.161.  However, if on the fixing date, the exchange rate settles between the €1.161 and €1.185, there will be no settlement by PLDT, and if the exchange rate is above €1.185, PLDT will sell the EUR at €1.185.

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

(c)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php51.58 to Php52.48, Smart will purchase the U.S. dollar for Php51.58.  However, if on maturity, the exchange rate settles above Php52.48, Smart will purchase the U.S. dollar for Php51.58 plus the excess above Php52.48, and if the exchange rate is lower than Php51.58, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.64.

(d)

PLDT’s interest rate swap agreements outstanding as at December 31, 2018 and 2017 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php129 million and Php44 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2018 and 2017, respectively.  Interest accrual on the interest rate swaps amounting to Php17 million and Php11 million were recorded as at December 31, 2018 and 2017, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2018 and 2017.

(e)

PLDT’s long-term principal only-currency swap agreements entered into in 2015 to 2018 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php45 million and Php108 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2018 and 2017, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php3 million and Php18 million were recognized as at December 31, 2018 and 2017, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  A hedge cost portion of the movements in the fair value amounting to Php1 million and Php3 million were recognized in our consolidated income statements for the years ended December 31, 2018 and 2017, respectively.

(f)

Smart’s interest rate swap agreements outstanding as at December 31, 2018 and 2017 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php63 million and Php85 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2018 and 2017, respectively.  Reduction on interest arising from the interest rate swaps amounted to Php18 million and Php4 million as at December 31, 2018 and 2017, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2018 and 2017.

(g)

Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2018 and 2017 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php50 million and Php124 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2018 and 2017, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php16 million and Php9 million were recognized as at December 31, 2018 and 2017, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  A hedge cost portions of the movements in the fair value amounting to Php2 million and Php4 million was recognized in our consolidated income statements for the years ended December 31, 2018 and 2017, respectively.

	2018	2017
		(in million pesos)
Presented as:
Noncurrent assets	140	215
Current assets	183	171
Noncurrent liabilities	—	(8)
Current liabilities	(80)	(141)
Net assets	243	237

Movements of our consolidated mark-to-market gains for the years ended December 31, 2018 and 2017 are summarized as follows:

	2018	2017
		(in million pesos)
Net mark-to-market gains at beginning of the year	237	514
Gains on derivative financial instruments (Note 4)	1,135	724
Effective portion recognized in the profit or loss for the cash flow hedges	27	(55)
Net fair value losses on cash flow hedges charged to other comprehensive income	(286)	(411)
Settlements, interest expense and others	(870)	(535)
Net mark-to-market gains at end of the year	243	237

Our consolidated analysis of gains on derivative financial instruments for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
		(in million pesos)
Gains on derivative financial instruments (Note 4)	1,135	724	1,539
Hedge costs	(49)	(191)	(543)
Net gains on derivative financial instruments (Notes 4 and 5)	1,086	533	996

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

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

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

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php51,654 million and Php1,165 million, respectively, as at December 31, 2018, which we can use to meet our short-term liquidity needs.  See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2018 and 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2018
Financial instruments at amortized cost:	90,232	87,526	2,190	349	167
Other financial assets	2,686	130	2,040	349	167
Debt instruments at amortized cost	150	—	150	—	—
Cash equivalents	45,672	45,672	—	—	—
Short-term investments	1,165	1,165	—	—	—
Retail subscribers	19,444	19,444	—	—	—
Corporate subscribers	11,073	11,073	—	—	—
Foreign administrations	4,225	4,225	—	—	—
Domestic carriers	270	270	—	—	—
Dealers, agents and others	5,547	5,547	—	—	—
Financial instruments at FVPL:	11,596	6,833	—	—	4,763
Financial assets at fair value through profit or loss	4,763	—	—	—	4,763
Other financial assets	6,833	6,833	—	—	—
Financial assets at fair value through other comprehensive income	4,353	1,604	2,749	—	—
Total	106,181	95,963	4,939	349	4,930

December 31, 2017
Loans and receivables:	96,891	82,814	11,175	2,739	163
Advances and other noncurrent assets	20,901	6,824	11,175	2,739	163
Cash equivalents	26,554	26,554	—	—	—
Short-term investments	1,074	1,074	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—
Retail subscribers	17,961	17,961	—	—	—
Corporate subscribers	9,641	9,641	—	—	—
Foreign administrations	6,517	6,517	—	—	—
Domestic carriers	457	457	—	—	—
Dealers, agents and others	13,686	13,686	—	—	—
HTM investments:	150	—	150	—	—
Investment in debt securities and other long-term investments	150	—	150	—	—
Available-for-sale financial investments	15,165	—	—	—	15,165
Total	112,206	82,814	11,325	2,739	15,328

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2018 and 2017:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2018
Debt(1):	218,791	13,892	72,007	51,098	81,794
Principal	176,694	13,292	49,747	41,401	72,254
Interest	42,097	600	22,260	9,697	9,540
Lease obligations:	22,674	12,727	4,066	2,616	3,265
Operating lease	22,674	12,727	4,066	2,616	3,265
Other obligations:	145,892	140,549	3,206	176	1,961
Various trade and other obligations:	145,892	140,549	3,206	176	1,961
Suppliers and contractors	72,064	69,099	2,828	137	—
Utilities and related expenses	48,189	48,128	61	—	—
Employee benefits	7,955	7,955	—	—	—
Liability from redemption of preferred shares	7,862	7,862	—	—	—
Customers’ deposits	2,194	—	194	39	1,961
Carriers and other customers	1,815	1,815	—	—	—
Dividends	1,533	1,533	—	—	—
Others	4,280	4,157	123	—	—
Total contractual obligations	387,357	167,168	79,279	53,890	87,020

December 31, 2017
Debt(1):	213,597	3,285	70,552	48,958	90,802
Principal	173,136	3,251	51,254	37,925	80,706
Interest	40,461	34	19,298	11,033	10,096
Lease obligations:	20,666	11,871	3,851	2,266	2,678
Operating lease	20,666	11,871	3,851	2,266	2,678
Other obligations:	128,618	120,471	5,881	264	2,002
Various trade and other obligations:	128,618	120,471	5,881	264	2,002
Suppliers and contractors	59,776	54,196	5,339	241	—
Utilities and related expenses	44,007	43,984	22	1	—
Liability from redemption of preferred shares	7,870	7,870	—	—	—
Employee benefits	6,573	6,573	—	—	—
Customers’ deposits	2,443	—	419	22	2,002
Carriers and other customers	2,083	2,083	—	—	—
Dividends	1,575	1,575	—	—	—
Others	4,291	4,190	101	—	—
Total contractual obligations	362,881	135,627	80,284	51,488	95,482

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

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

Our consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2018 and 2017 are as follows:

	2018	2017
		(in million pesos)
Within one year	12,867	11,945
After one year but not more than five years	6,542	6,043
More than five years	3,265	2,678
Total	22,674	20,666

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php145,892 million and Php128,618 million as at December 31, 2018 and 2017, respectively.  See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php88 million as at December 31, 2018 and 2017, respectively.  These commitments will expire within one year.  See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2018 and 2017.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.  As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position is, as follows:

	Notional Amount	Carrying Amount	Line item in the Consolidated Statement
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
As at December 31, 2018
Long-term currency swaps	46	83	Derivative financial assets - net of current portion
		13	Current portion of derivative financial assets

As at December 31, 2017
Long-term currency swaps	90	115	Derivative financial assets - net of current portion
		125	Current portion of derivative financial assets

The impact of the hedged items on the consolidated statements of financial position is, as follows:

	December 31, 2018		December 31, 2017
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	4	(171)	18
US$100M PNB	(7)	—	—	—
US$200M MUFG Bank, Ltd.	(3)	—	1	—
	(283)	4	(170)	18

Smart:
US$200M Mizuho	7	3	65	7
US$100M Mizuho	43	13	57	2
2013 Chinabank US$80M	—	—	2	—
	50	16	124	9

The effect of the cash flow hedge in the consolidated income statements and statements of other comprehensive income is, as follows:

	Total hedging loss recognized in OCI	Line item in the Consolidated Income Statements
	(in million pesos)
Year Ended December 31, 2018
Long-term currency swaps
	(234)	Other comprehensive loss
Year Ended December 31, 2017
Long-term currency swaps	(46)	Other comprehensive loss

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2018 and 2017:

	2018		2017
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	3	140	4	215
Other financial assets – net of current portion	—	12	—	2
Total noncurrent financial assets	3	152	4	217
Current Financial Assets
Cash and cash equivalents	717	37,688	440	21,988
Short-term investments	22	1,138	2	75
Trade and other receivables – net	261	13,741	218	10,893
Current portion of derivative financial assets	3	183	3	171
Current portion of investment in debt securities and other long-term investments	—	—	2	100
Current portion of other financial assets	—	11	—	9
Total current financial assets	1,003	52,761	665	33,236
Total Financial Assets	1,006	52,913	669	33,453
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	336	17,668	446	22,285
Derivative financial liabilities – net of current portion	—	—	—	8
Other noncurrent liabilities	—	12	—	11
Total noncurrent financial liabilities	336	17,680	446	22,304
Current Financial Liabilities
Accounts payable	415	21,797	233	11,670
Accrued expenses and other current liabilities	170	8,961	166	8,314
Current portion of interest-bearing financial liabilities	110	5,780	259	12,922
Current portion of derivative financial liabilities	2	80	3	141
Total current financial liabilities	697	36,618	661	33,047
Total Financial Liabilities	1,033	54,298	1,107	55,351

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php52.56 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2018.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.96 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2017.

As at March 20, 2019, the Philippine peso-U.S. dollar exchange rate was Php52.89 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php9 million as at December 31, 2018.

Approximately 13% and 20% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2018 and 2017, respectively.  Our consolidated foreign currency-denominated debt decreased to Php23,352 million as at December 31, 2018 from Php35,032 million as at December 31, 2017.  See Note 20 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$46 million and US$90 million as at December 31, 2018 and 2017, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 12% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) and 16% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) as at December 31, 2018 and 2017, respectively.

Approximately, 16% of our consolidated revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for each of the years ended December 31, 2018 and 2017.  Approximately, 8% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for each of the years ended December 31, 2018 and 2017.  In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 5.20% against the U.S. dollar to Php52.56 to US$1.00 as at December 31, 2018 from Php49.96 to US$1.00 as at December 31, 2017.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php771 million, Php411 million and Php2,785 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until December 31, 2019.  Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.21% as compared to the exchange rate of Php52.56 to US$1.00 as at December 31, 2018.  If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.21% as at December 31, 2018, with all other variables held constant, profit after tax for the year ended December 31, 2018 would have been approximately Php2 million lower/higher and our consolidated stockholders’ equity as at December 31, 2018 would have been approximately Php12 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position is, as follows:

	Notional Amount	Carrying Amount	Line item in the Consolidated Statement
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
As at December 31, 2018
Interest rate swaps	323	57	Derivative financial assets - net of current portion
		170	Current portion of derivative financial assets
	323	227

As at December 31, 2017
Interest rate swaps	525	101	Derivative financial assets - net of current portion
		45	Current portion of derivative financial assets
		(24)	Current portion of derivative financial assets
	525	122

The impact of the hedged items on the consolidated statements of financial position is, as follows:

	December 31, 2018		December 31, 2017
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$100M PNB	50	—	9	—
US$50M MBTC	24	—	1	—
US$200M MUFG Bank, Ltd.	55	—	34	—
	129	—	44	—

Smart:
2014 BTMU US$100M	(6)	—	—	—
2014 Mizuho US$50M	(2)	—	3	—
2015 Mizuho US$200M	(11)	—	8	—
2015 Mizuho US$100M	—	—	1	—
2013 Sumitomo US$120M	(3)	—	(6)	—
2013 BTMU US$50M	—	—	(1)	—
	(22)	—	5	—

The effect of the cash flow hedge in the consolidated income statements and statements of other comprehensive income is, as follows:

	Total hedging loss recognized in OCI	Line item in the Consolidated Income Statements
	(in million pesos)
Year Ended December 31, 2018
Interest rate swaps
	179	Other comprehensive loss
Year Ended December 31, 2017
Interest rate swaps	169	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2018 and 2017.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2018

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	3	—	—	—	3	150	—	150	3	148
Interest rate	—	4.8371%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	30	—	—	—	—	30	1,580	—	1,580	30	1,580
Interest rate	0.0100% to 0.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	57	—	—	—	—	57	3,017	—	3,017	57	3,017
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	4	—	4	—	4
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	675	—	—	—	—	675	35,467	—	35,467	675	35,467
Interest rate	2.7000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	194	—	—	—	—	194	10,204	—	10,204	194	10,204
Interest rate	0.2500% to 7.0500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	—	—	—	—	—
Interest rate	0.0750%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	22	—	—	—	—	22	1,138	—	1,138	22	1,138
Interest rate	2.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	1	—	—	—	—	1	27	—	27	1	27
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	—	—	—	—	—
Interest rate	0.0750%	—	—	—	—	—	—	—	—	—	—
	979	3	—	—	—	982	51,587	—	51,587	982	51,585

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	2	15	7	4	—	28	1,483	1	1,482	28	1,502
Interest rate	1.4100%	2.8850%	2.8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	234	123	319	730	1,232	2,638	138,637	278	138,359	2,319	121,868
Interest rate	4.9110% to 5.6038%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	17	286	38	52	25	418	21,964	94	21,870	418	21,965
Interest rate	0.9500% to 1.1000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	94	64	2	118	278	14,610	45	14,565	278	14,610
Interest rate*	—	0.5000% to 1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	—	—	—	—	—	—
	253	518	428	788	1,375	3,362	176,694	418	176,276	3,043	159,945

*	Effective October 29, 2018, PHP BVAL Reference Rate replaced PDST Reference Rates (PDST-R1 and PDST-R2).

As at December 31, 2017

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	2	—	—	—	—	2	100	—	100	2	100
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	3	—	—	3	150	—	150	3	151
Interest rate	—	—	4.8371%	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	29	—	—	—	—	29	1,465	—	1,465	29	1,465
Interest rate	0.0100% to 0.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	89	—	—	—	—	89	4,468	—	4,468	89	4,468
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	9	—	9	—	9
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	402	—	—	—	—	402	20,063	—	20,063	402	20,063
Interest rate	0.2500% to 2.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	130	—	—	—	—	130	6,491	—	6,491	130	6,491
Interest rate	0.1250% to 4.3250%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	22	—	—	—	—	22	1,074	—	1,074	22	1,074
Interest rate	2.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
	674	—	3	—	—	677	33,820	—	33,820	677	33,821

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	5	37	8	11	—	61	3,050	6	3,044	62	3,104
Interest rate	1.4100%	1.4100% to 2.8850%	2. 8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	—	333	81	618	1,565	2,597	129,733	335	129,398	2,450	122,418
Interest rate	—	3.9000% to 6.4044%	3.9000% to 6.4044%	3.9000% to 6.4044%	3.9000% to 6.4044%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	60	266	203	65	50	644	32,158	170	31,988	644	32,158
Interest rate	1.2000% to 1.6000% over LIBOR	US$LIBOR + 0.7900% to 1.4500%	US$LIBOR + 0.7900% to 1.4500%	US$LIBOR + 0.7900% to 0.9500%	US$LIBOR + 1.0500%	—	—	—	—	—	—
Philippine Peso	—	3	95	66	—	164	8,195	14	8,181	164	8,195
Interest rate	—	1.0000% over PDST-R2	1.0000% over PDST-R2	1.0000% over PDST-R2	—	—	—	—	—	—	—
	65	639	387	760	1,615	3,466	173,136	525	172,611	3,320	165,875

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 21% and 23% of our consolidated debts were variable rate debts as at December 31, 2018 and 2017, respectively.  Our consolidated variable rate debt decreased to Php36,575 million as at December 31, 2018 from Php40,353 million as at December 31, 2017.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$323 million and US$525 million as at December 31, 2018 and 2017, respectively, approximately 89% and 92% of our consolidated debts were fixed as at December 31, 2018 and 2017, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until December 31, 2019.  Our outlook is that the U.S. dollar and Philippine peso interest rates may move 45 basis points, or bps, and 55 bps higher/lower, respectively, as compared to levels as at December 31, 2018.  If U.S. dollar interest rates had been 45 bps higher/lower as compared to market levels as at December 31, 2018, with all other variables held constant, profit after tax for the year 2018 and our consolidated stockholders’ equity as at year end 2018 would have been approximately Php10 million and Php39 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If Philippine peso interest rates had been 55 bps higher/lower as compared to market levels as at December 31, 2018, with all other variables held constant, profit after tax for the year 2018 and our consolidated stockholders’ equity as at year end 2018 would have been approximately Php13 million and Php8 thousand, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk, as follows:

2018
(in million pesos)
Financial assets at fair value through profit or loss	4,763
Derivative financial assets - net of current portion	140
Current portion of derivative financial assets	183
Total	5,086

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2018 and 2017.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on the balance sheet, the gross exposure credit risk equalts their carrying amount.

	2018				2017
	Stage 1 Lifetime ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Total
	(in million pesos)				(in million pesos)
High grade	58,299	8,776	—	67,075	83,259
Standard grade	1,470	7,881	—	9,351	9,933
Substarndard grade	3	7,399	—	7,402	11,028
Default	236	1,595	14,908	16,739	14,723
Gross carrying amount	60,008	25,651	14,908	100,567	118,943
Less allowance	236	1,595	14,908	16,739	14,723
Carrying amount	59,772	24,056	—	83,828	104,220

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2018 and 2017.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2018 and 2017:

	2018
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:
Other financial assets	2,450	—	2,450
Debt instruments at amortized cost	150	—	150
Cash and cash equivalents	51,654	187	51,467
Short-term investments	1,165	—	1,165
Retail subscribers	9,620	55	9,565
Corporate subscribers	6,564	273	6,291
Foreign administrations	3,306	—	3,306
Domestic carriers	193	—	193
Dealers, agents and others	4,373	1	4,372
Financial instruments at FVPL:
Other financial assets	6,833	—	6,833
Financial assets at fair value through profit or loss	4,763	—	4,763
Interest rate swap	227	—	227
Long-term currency swap	83	—	83
Currency swap	13	—	13
Financial assets at FVOCI:
Debt instruments at fair value through profit or loss	4,353	—	4,353
Total	95,747	516	95,231

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2018.

	2017
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	20,679	—	20,679
Cash and cash equivalents	32,905	235	32,670
Short-term investments	1,074	—	1,074
Investment in debt securities and other long-term investments	100	—	100
Retail subscribers	9,183	48	9,135
Corporate subscribers	6,337	220	6,117
Foreign administrations	5,579	—	5,579
Domestic carriers	382	—	382
Dealers, agents and others	12,280	1	12,279
HTM investments:
Investment in debt securities and other long-term investments	150	—	150
Available-for-sale financial investments	15,165	—	15,165
Derivatives used for hedging:
Long-term currency swap	240	—	240
Interest rate swap	146	—	146
Total	104,220	504	103,716

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2017.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2018 and 2017:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2018
Financial instruments at amortized cost:	96,214	62,722	9,351	7,402	16,739
Other financial assets	2,686	1,221	1,226	3	236
Debt instruments at amortized cost	150	150	—	—	—
Cash and cash equivalents	51,654	51,410	244	—	—
Short-term investments	1,165	1,165	—	—	—
Retail subscribers	19,444	4,125	3,577	1,918	9,824
Corporate subscribers	11,073	2,806	1,519	2,239	4,509
Foreign administrations	4,225	593	850	1,863	919
Domestic carriers	270	29	49	115	77
Dealers, agents and others	5,547	1,223	1,886	1,264	1,174
Financial instruments at FVPL:	11,919	11,806	113	—	—
Other financial assets	6,833	6,833	—	—	—
Financial assets at fair value through profit or loss	4,763	4,650	113	—	—
Interest rate swap	227	227	—	—	—
Long-term currency swap	83	83	—	—	—
Currency swap	13	13	—	—	—
Financial assets at FVOCI:	4,353	4,353	—	—	—
Debt instruments at fair value through other comprehensive income	4,353	4,353	—	—	—
Total	112,486	78,881	9,464	7,402	16,739

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

		Neither past due nor impaired		Past due but not
	Total	Class A(1)	Class B(2)	impaired	Impaired
	(in million pesos)
December 31, 2017
Loans and receivables:	103,242	67,644	9,847	11,028	14,723
Advances and other noncurrent assets	20,901	19,202	1,474	3	222
Cash and cash equivalents	32,905	32,705	200	—	—
Short-term investments	1,074	1,074	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—
Retail subscribers	17,961	2,984	4,919	1,280	8,778
Corporate subscribers	9,641	2,035	2,233	2,069	3,304
Foreign administrations	6,517	838	872	3,869	938
Domestic carriers	457	76	73	233	75
Dealers, agents and others	13,686	8,630	76	3,574	1,406
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Available-for-sale financial investments	15,165	15,079	86	—	—
Derivatives used for hedging:	386	386	—	—	—
Long-term currency swap	240	240	—	—	—
Interest rate swap	146	146	—	—	—
Total	118,943	83,259	9,933	11,028	14,723

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2018 and 2017 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2018
Financial assets at amortized cost:	96,214	72,073	3,262	398	3,742	16,739
Other financial assets	2,686	2,447	—	—	3	236
Debt instruments at amortized cost	150	150	—	—	—	—
Cash and cash equivalents	51,654	51,654	—	—	—	—
Short-term investments	1,165	1,165	—	—	—	—
Retail subscribers	19,444	7,702	1,747	62	109	9,824
Corporate subscribers	11,073	4,325	957	101	1,181	4,509
Foreign administrations	4,225	1,443	139	131	1,593	919
Domestic carriers	270	78	52	21	42	77
Dealers, agents and others	5,547	3,109	367	83	814	1,174
Financial instruments at FVPL:	11,919	11,919	—	—	—	—
Other financial assets	6,833	6,833	—	—	—	—
Financial assets at fair value through profit or loss	4,763	4,763	—	—	—	—
Interest rate swap	227	227	—	—
Long-term currency swap	83	83	—	—	—	—
Currency swap	13	13	—	—	—	—
Financial assets at FVOCI:	4,353	4,353	—	—	—	—
Debt instruments at fair value through other comprehensive income	4,353	4,353	—	—	—	—
Total	112,486	88,345	3,262	398	3,742	16,739

December 31, 2017
Loans and receivables:	103,242	77,491	3,261	703	7,064	14,723
Advances and other noncurrent assets	20,901	20,676	—	—	3	222
Cash and cash equivalents	32,905	32,905	—	—	—	—
Short-term investments	1,074	1,074	—	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—	—
Retail subscribers	17,961	7,903	927	20	333	8,778
Corporate subscribers	9,641	4,268	724	267	1,078	3,304
Foreign administrations	6,517	1,710	646	217	3,006	938
Domestic carriers	457	149	84	53	96	75
Dealers, agents and others	13,686	8,706	880	146	2,548	1,406
HTM investments:	150	150	—	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	15,165	15,165	—	—	—	—
Derivatives used for hedging:	386	386	—	—	—	—
Long-term currency swap	240	240	—	—	—	—
Interest rate swap	146	146	—	—	—	—
Total	118,943	93,192	3,261	703	7,064	14,723

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2018, 2017 and 2016.

28.	Notes to the Statement of Cash Flows

The following table shows the changes in liabilities arising from financing activities:

			Foreign
			exchange
	2017	Cash flows	movement	Others	2018
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	172,611	1,722	1,723	220	176,276
Long-term financing for capital expenditures (Note 21)	5,580	—	—	(2,615)	2,965
Accrued dividends and other related costs	1,176	(6,614)	—	6,785	1,347
Dividends	1,575	(13,928)	—	13,886	1,533
	180,942	(18,820)	1,723	18,276	182,121
			Foreign
			exchange
	2016	Cash flows	movement	Others	2017
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	185,032	(13,097)	417	259	172,611
Long-term financing for capital expenditures (Note 21)	13,673	(7,735)	—	(358)	5,580
Accrued interests and other related costs	1,412	(7,076)	—	6,840	1,176
Dividends	1,544	(16,617)	—	16,648	1,575
	201,661	(44,525)	417	23,389	180,942

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

4(i)	Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc.

4(j)	First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc.

4(k)	Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation.

Exhibit Number	Description of Exhibit

4(l)	Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc.

4(m)	Share Purchase Agreement, dated May 30, 2016, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation

4(n)	Share Purchase Agreement, dated May 19, 2017, by and between Asia Outsourcing Gamma Limited and Partners Group

4(o)	Share Purchase Agreement, dated June 13, 2017, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation

8*	Subsidiaries

12.1*	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1*	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 15, 2019
PLDT INC.

	By:	/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Chief Legal Counsel