Form 20-F
period 2019-12-31
PLDT Inc.
filed 2020-04-23
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — Date of event requiring this shell company report __________

Commission file number 1-03006

PLDT Inc.

(Exact name of Registrant as specified in its charter)

Republic of the Philippines

(Jurisdiction of incorporation or organization)

Ramon Cojuangco Building

Makati Avenue

Makati City, Philippines

(Address of principal executive offices)

Atty. Ma. Lourdes C. Rausa-Chan, telephone: +(632) 8816-8556; lrchan@pldt.com.ph;
Ramon Cojuangco Bldg., Makati Avenue, Makati City, Philippines

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Capital Stock, Par Value Five Philippine Pesos Per Share		New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Capital Stock	PHI	New York Stock Exchange

*	Registered on the New York Stock Exchange not for trading but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of such stock exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2019:
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

Unless the context indicates or otherwise requires, “Board of Directors” or the “Board” refer to the board of directors of PLDT.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan.  Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php50.80 to US$1.00 on December 31, 2019.  On March 30, 2020, the volume weighted average exchange rate quoted was Php51.04 to US$1.00.

In this annual report, each reference to:

•	ADS means American Depositary Shares;
•	ARPU means average revenue per user;
•	BIR means Bureau of Internal Revenue;
•	BSP means Bangko Sentral ng Pilipinas;
•	CMTS means cellular mobile telephone system;
•	CPCN means Certificate of Public Convenience and Necessity;
•	DFON means domestic fiber optic network;
•	DICT means Department of Information and Communications Technology of the Philippines;
•	Digitel means Digital Telecommunications Phils., Inc.;
•	DMPI means Digitel Mobile Philippines, Inc.;
•	DSL means digital subscriber line;
•	First Pacific means First Pacific Company Limited;
•	First Pacific Group means First Pacific and its Philippine affiliates;
•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;
•	FTTH means Fiber-to-the-HOME;
•	GAAP means Generally Accepted Accounting Principles;
•	GSM means global system for mobile communications;
•	HSPA means high-speed packet access;
•	IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;
•	IGF means international gateway facility;
•	IP means internet protocol;
•	IT means information technology;

•	LEC means local exchange carrier;
•	LTE means long-term evolution;
•	MVNO means mobile virtual network operations;
•	NGN means Next Generation Network;
•	NTC means the National Telecommunications Commission of the Philippines;
•	NTT means Nippon Telegraph and Telephone Corporation;
•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;
•	NYSE means New York Stock Exchange;
•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;
•	PCEV means PLDT Communications and Energy Ventures, Inc.;
•	PDRs means Philippine Depositary Receipts;
•	Philippine SEC means the Philippine Securities and Exchange Commission;
•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•	PLP means PLDT Landline Plus;
•	PSE means the Philippine Stock Exchange, Inc.;
•	R.A. means Republic Act of the Philippines;
•	SIM means Subscriber Identification Module;
•	Smart means Smart Communications, Inc.;
•	U.S. SEC means the United States Securities and Exchange Commission;
•	VAS means Value-Added Service;
•	VoIP means Voice over Internet Protocol;
•	VPN means virtual private network;
•	W-CDMA means Wideband-Code Division Multiple Access;
•	WiFi means a wireless network technology that uses radio waves to provide high-speed internet and network connections; and
•	WiMAX means Worldwide Interoperability for Microwave Access.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2019 and 2018 and for the three years ended December 31, 2019, 2018 and 2017 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2019, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.  Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector.  We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS.  Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS.  Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA.  Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Also, core income as adjusted for the effect of accelerated depreciation, asset sales and share in Voyager losses, or telco core income, is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees.  Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike net income, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and nonrecurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2019, 2018 and 2017 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2019, 2018 and 2017 and for the financial years ended December 31, 2019, 2018 and 2017, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F.  As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017 have been prepared and presented in conformity with IFRS.  The selected consolidated financial information as at December 31, 2016 and 2015 have been derived from our audited financial statements not included in this annual report.

In 2019, we adopted IFRS 16, Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all the leases under single on-balance sheet model similar to the accounting for finance leases under IAS 17, Leases.  We applied the modified retrospective approach upon adoption of IFRS 16 on January 1, 2019 and applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease. Under this approach, the cumulative effect arising from the transition was recognized as an adjustment to the opening balance of retained earnings. Accordingly, comparative information for prior periods were not restated.

In 2018, we have adopted IFRS 9, Financial Instruments, and IFRS 15, Revenues from Contracts with Customers.  IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. We applied the modified retrospective method upon adoption of IFRS 9 and IFRS 15 with the date of initial application of January 1, 2018.  Under this method, the cumulative effect arising from the transition was recognized as an adjustment to the opening balance of retained earnings. Accordingly, comparative information for prior periods were not restated.

See Note 2 – Summary of Significant Accounting Policies and Note 3 - Management’s Use of Accounting Judgments, Estimates and Assumptions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

	2019(1)	2019	2018	2017	2016	2015
	(in millions, except earnings per common share amounts, weighted average number of common shares and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US $3,330	Php 169,187	Php 162,914	Php 158,933	Php 164,446	Php 170,345
Service revenues	3,176	161,355	152,369	150,172	156,394	162,172
Non-service revenues	154	7,832	10,545	8,761	8,052	8,173
Expenses	2,555	129,786	149,141	149,422	139,743	138,510
Net income for the year	449	22,786	18,973	13,466	20,162	22,075
Earnings per common share for the year attributable to equity holders of PLDT
Basic	2.05	103.97	87.28	61.61	92.33	101.85
Diluted	2.05	103.97	87.28	61.61	92.33	101.85
Balance Sheet Data
Cash and cash equivalents	480	24,369	51,654	32,905	38,722	46,455
Total assets	10,335	525,027	482,750	459,444	475,119	455,095
Net assets	2,289	116,290	116,666	111,183	108,537	113,898
Total long-term debt - net of current portion	3,402	172,834	155,835	157,654	151,759	143,982
Total debt(2)	3,790	192,556	176,276	172,611	185,032	160,892
Total liabilities	8,046	408,737	366,084	348,261	366,582	341,197
Total equity attributable to equity holders of PLDT	2,204	111,987	112,358	106,842	108,175	113,608
Weighted average number of common shares for the year (in thousands)		216,056	216,056	216,056	216,056	216,056
Other Data:
Depreciation and amortization	781	39,656	47,240	51,915	34,455	31,519
Net cash provided by operating activities	1,366	69,392	61,116	56,114	48,976	69,744
Net cash used in investing activities	(1,660)	(84,316)	(25,054)	(21,060)	(41,982)	(39,238)
Net cash used in financing activities	(229)	(11,613)	(18,144)	(40,319)	(15,341)	(11,385)
Dividends declared to common shareholders	306.22	15,556	13,828	16,421	22,902	32,841
Dividends declared per common share	1.42	72.00	64.00	76.00	106.00	152.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS.  For convenience, the Philippine peso financial information as at and for the year ended December 31, 2019, has been converted into U.S. dollars at the exchange rate of Php50.80 to US$1.00, the rate quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2019.  This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2019 and 2018:

	No. of shares		December 31,
	2019	2018	2019	2018
	(in millions)		(Pesos in millions)
Non-Voting Preferred Stock
10% Cumulative Convertible Preferred Stock II and JJ*	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	360	360
Voting Preferred Stock	150	150	150	150
	450	450	510	510
Common Stock	216	216	1,093	1,093
Total	666	666	1,603	1,603

*

On June 8, 2015, the Company issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock, which are currently outstanding.  On January 28, 2020 the Board of Directors authorized and approved the redemption of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock which were issued in the year 2014, effective May 12, 2020.  In April 2011, the Company issued 370 shares of Series II 10% Cumulative Convertible Preferred Stock, all of which were redeemed by May 11, 2016.

**	Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2017, 2018 and 2019:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Pesos)	(Pesos in millions)
2017	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
2017	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
				76	16,421
2018	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
2018	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
				72	15,556
2019	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
2019	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
				75	16,204

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2015	152.00	3.35
Regular Dividend – April 16, 2015	61.00	1.37
Regular Dividend – September 25, 2015(1)	65.00	1.39
Special Dividend – April 16, 2015	26.00	0.59
2016	106.00	2.29
Regular Dividend – April 1, 2016	57.00	1.24
Regular Dividend – September 1, 2016	49.00	1.05
2017	76.00	1.51
Regular Dividend – April 6, 2017	28.00	0.56
Regular Dividend – September 8, 2017	48.00	0.95
2018	64.00	1.21
Regular Dividend – April 27, 2018	28.00	0.54
Regular Dividend – September 11, 2018	36.00	0.67
2019	72.00	1.38
Regular Dividend – April 23, 2019	36.00	0.69
Regular Dividend – September 10, 2019	36.00	0.69

(1)	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

Dividends on PLDT’s common stock were declared and paid in Philippine pesos.  For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments from 2015 to 2017, and based on exchange rates quoted through the BAP for 2018 and 2019 dividend payments.  See Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

The rapid change of technology as well as the proliferation of OTT services (such as Facebook, Skype, Viber, WhatsApp and other similar services) and video conferencing applications (such as Zoom and other similar services), and the ensuing change in customer behavior, have disrupted our traditional businesses.  As a result, our traditional revenue sources, such as short messaging service, or SMS, voice and international calling services, have declined, and we expect this trend to continue with the rise in data revenue.

The growing use of mobile data in the Philippines, coupled with the prevalence of OTT services and video conferencing applications, have negatively impacted our domestic calling service in recent years.  OTT services continue to increasingly compete with us in voice and data services and continue to affect our business model.  We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine government to roll-out its free WiFi services to selected areas within various municipalities in the country.  Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years and have diminished in its contribution to total service revenues.

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

We are currently deploying 5G pilot programs in anticipation of commercial rollouts in the near future.  However, we are dependent on the availability of 5G-capable devices such as handsets and modems before we can roll out commercial services and generate revenues.  A delay in the release of reasonably-priced 5G handsets could negatively impact the mass acceptance of 5G services among our customers and our ability to monetize these investments, which in turn could adversely affect our growth prospects.

The anticipated entry of a third major telecommunications player and/or increased competition from other telecommunications services providers may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive and regulatory landscape of the telecommunications industry in the Philippines would not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition among existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospects by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services.  Competition in the mobile telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference, while competition in the fixed line side is relatively more active as well.  Vital capacity and coverage expansion may continue to increase our capital expenditures.  Recently, the industry went through a period where both mobile operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market.  Our principal mobile competitor, Globe Telecom, Inc., or Globe, has introduced aggressive marketing campaigns and promotions.  It has also begun to compete more actively in the fixed line segment, especially with their introduction of a fixed wireless home broadband service which competes directly with our home broadband business.

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

In 2018, the Philippine government, through the DICT, declared as the third telecom player a consortium consisting of Udenna Corporation, Chelsea Logistics Corporation and China Telecom, or the New Mobile Player, or NMP, Consortium.  The NMP Consortium indicated that they had reached an agreement with Mislatel Company, or Mislatel, for the use of Mislatel’s telecommunications franchise.  In February 2019, the Senate Committee on Public Services approved the transfer of the controlling interest in Mislatel to the NMP Consortium under certain conditions. On July 8, 2019, Mislatel was renamed as “Dito Telecommunity Corporation”, or Dito.  On the same date, Dito was granted its permit to operate after President Rodrigo Duterte awarded the CPCN by the NTC to its chairman Dennis Uy during a ceremony at the Presidential Palace, Malacañang.  In October 2019, Dito entered into agreements with Sky Cable Corporation, or Sky Cable, and  LCS Group. Under the agreement with LCS Group, Dito will lease the telecommunications towers that LCS has already built across different regions in the Philippines. With Sky Cable, Dito will utilize its unused fiber-optic cables in Metropolitan Manila.  Dito is expected to begin its commercial operations by March 2021 with a plan to enable customers to use its telecommunications services by May 2020.  Dito plans to set up 1,600 cell towers that will provide 37% coverage of the country, and plans to commence its internet service by July 18, 2020, with pre-commercial trial to be undertaken by September 2020. Dito plans to offer initially 4G LTE before moving to 5G technology in 2021.

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

In the future, we may lose customers due to development in law, regulations and/or government initiatives. In 2019, Smart, Globe and Dito established a joint venture company, Telecommunications Connectivity Inc., or TCI, to enable number porting services in line with the new mobile number portability, or MNP, initiative of the government.  TCI’s function is to enable a customer to retain his mobile number when he moves from one mobile service provider to another, or changes the type of subscription from postpaid to prepaid or vice versa. See Item. 4 “Information on the Company – Recent Developments - Smart, Globe and Dito Joint Venture on Mobile Number Portability”. The ability to retain his mobile number when switching to another telecommunications services provider may be an incentivizing factor for a customer to make a switch away from us.  The loss of customers due to such development would adversely affect our business, financial condition and results of operations.  Meanwhile, with customers who switch away from us retaining their mobile numbers, the mobile number prefixes which used to be exclusive to our subscribers will no longer be so.  As such, we will lose exclusivity to our mobile number prefixes, and such loss may result in the dilution of any premium nature of our brand.  We cannot guarantee you that in the future, there will not be similar changes in law, regulations and/or government initiatives that may incentivize customers to switch away from us.

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

We believe that our reputation and brands in the industry are crucial to the success of our business.  To maintain and enhance our reputation and brands, we need to successfully provide the best customer experience such that we not only maintain our current customer base but attract new subscribers as well. If we are not successful in maintaining and improving our brands, our business, financial position, and/or results of operations may be negatively affected.

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

In particular, as part of our extensive capital expenditures program to overhaul our fixed and wireless networks infrastructure and our IT systems, we have entered into agreements with Amdocs Philippines, Inc., or Amdocs, and Huawei Technologies Co. Ltd., or Huawei, to upgrade and modernize a significant portion of our IT infrastructure.  We cannot guarantee that we will be able to accomplish this transformation in a timely fashion, or at all, or in the manner intended. Furthermore, we cannot guarantee that such transformation will not result in service disruptions, network outages or encounter other issues that may detrimentally affect consumer experience. This may adversely affect our business, financial condition and results of operations.  We continue to monitor developments on Huawei's cooperation with other telecommunications service providers worldwide.  For example, we note that some countries and telecommunications service providers have banned or limited the use of Huawei’s technologies for different reasons.  We have factored in such developments in our decision-making with respect to our operation with Huawei, and plan to continue to do so.

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

Our ability to earn revenues could be disrupted if our supplier(s) is no longer able or willing to provide us with our product or cannot provide us with our products due to extenuating territorial circumstances.  In the event that either of our potential suppliers cannot or will not provide us with our products, we may be forced to find alternative supplies. We cannot guarantee that we will be able to obtain our products or products of similar quality from alternate suppliers, in part or at all. Failure to obtain alternative sources will disrupt our operations and hinder our ability to generate revenues.

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines.  As a result, we depend on the continued development and growth of this industry in the Philippines.  The mobile penetration rate in the country, however, has already reached approximately 159% as at December 31, 2019, and thus the industry may well be considered mature insofar as services such as SMS and domestic voice are concerned.

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

On March 10, 2020, the House of Representative of the Philippine Congress approved the House Bill No. 78, which gives a distinction between how “public service” and “public utility” are defined under Commonwealth Act No. 146 or the Public Service Act.  If the Bill is passed and becomes law, it will allow foreigners to fully own public utilities in the Philippines.

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

On May 19, 2017, R.A. No. 10926 took effect which extended the Legislative Franchise of Smart.  The law contains a provision which exempts Smart from the requirement of listing of shares if a grantee is wholly owned by a publicly listed company with at least thirty per centum (30%) of whose authorized capital stock is publicly listed. Thus, Smart is in compliance with R.A. 7925.

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

In particular, PLDT was engaged in litigation with the Philippine Competition Commission, or the PCC, relating to PLDT’s investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare, or the SMC Transactions.  Although the Court of Appeals, or CA, among other things, compelled the PCC to recognize that the SMC Transactions as deemed approved by operation of law, the CA did clarify that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.  Any future expansion in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects.  In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services.  See Note 11 – Investments in Associates and Joint Ventures – Notice of Transaction filed with the Philippine Competition Commission, or PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Any failure, or perceived failure, by us to make effective modifications to our policies, or to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including the Data Privacy Act, could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, damage to the PLDT brands, and loss of users or advertising partners, any of which could potentially have an adverse effect on our business.

In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users. For instance, in May 2018, the General Data Protection Regulation (GDPR) came into force in the European Union and European Economic Area countries. In the United States, there is also increasing clamor for the enactment of a federal privacy law.  In the Philippines, proposed amendments to the Data Privacy Act have been filed with the Congress of the Philippines. In general, the amendments focus on a review of the penalties for criminal offenses, as well as the authority of the NPC to levy fines for administrative offences.  Since stakeholders, including telecommunications service providers, have significant interest in these amendments, it is likely that the amendments will only be approved by Congress after a lengthy period of solicitation of public opinion and discussion.

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

In 2019, the PLDT Group had ten personal data breaches that met the Data Privacy Act’s requisites for mandatory reporting to the NPC and notice to affected data subjects.  These reported incidents range from the physical, such as unauthorized access to a customer’s call data records and inadvertent disclosure of customer information by a negligent employee, to the technical, such as glitches in the website and mobile applications access IDs that enabled certain customers to view information of other customers.  We cannot guarantee that we will not encounter personal data breaches in the future. Such breaches could result in litigation and/or regulatory actions and penalties against us, and adversely impact on our business operations and financial conditions.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies.  For example, in 2014, we invested in Rocket Internet SE (formerly Rocket Internet AG), or Rocket, to drive the development of online and mobile payment solutions, the fair value of which has declined significantly since our investment.  Due to the significant decline in fair value of our investment in Rocket Internet, we recognized a series of impairments that amount to, in the aggregate, Php11,045 million, since then.  See Note 12 – Financial Assets at FVPL – Investment of PLDT Online in Rocket Internet to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information.  Credit ratings and market values of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors.  As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

The headquarters building of Smart, Smart Tower, is currently listed for sale. Our operations and financial conditions may be negatively affected if we fail to secure a permanent office building at the expiration of the lease-back agreement, which will form part of the agreement to sell Smart Tower.

We currently own Smart’s headquarters building, Smart Tower, or the Smart Towers Property, which is located in Makati City, Metropolitan Manila.  On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Towers Property.  See Item 4. “Properties”. The sale will be subject to a lease-back agreement with the eventual buyer, in order for us to keep occupying the building until we find a suitable alternative office building.  If at the expiration of such lease-back agreement, we fail to find a suitable office building on favorable terms or at all, we may need to negotiate to extend the lease-back, or find an alternative within a short period of time. On the one hand, we cannot guarantee you that we will be able to extend the lease-back agreement, or extend it on terms favorable to us.  On the other hand, any relocation could cause disruption to our operations.

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

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment, which are being undertaken.  The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

•	shortages of equipment, materials and labor;

•	delays in issuance of national and local government building permits;

•	work stoppages and labor disputes;

•	interruptions resulting from man-made events (e.g., sabotage), outbreak of epidemics, pandemics or other public health crises, inclement weather and other natural disasters;
•	rapid technological obsolescence;

•	inability of vendors to deliver on commitments;

•	unforeseen engineering, environmental and geological problems; and

•	unanticipated cost increases.

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

We need to constantly upgrade our cyber capabilities to support our business needs.  We depend on information and digital services to run our business and deliver value. Our Company faces the following challenges in the era of connectivity, digital identity, decentralized decisions, information monetization, transparency, and variable trust:

•

The increase in the variety of products and services that we provide to our customers (e.g. customer premise equipment, systems, devices, IoT, data and their dynamic relationships) exposes relevance as well as scalability issues in our existing security control solutions;

•

Our existing deterrence measures against cyber security breaches are becoming less effective.  For instance, defensible gates and impermeable walls that are designed to secure our service and information infrastructure have become less effective.  While such tools and measures make it difficult to breach into our system, these tools do not stop breaches altogether;

•

The infrastructure underlying digitalization of consumer and enterprise services, has become more complex.  In order to enhance work efficiency, we allow our employees to work away from the office.  This means giving employees access to the core parts of our internal network on their mobile devices, such as mobile phones and notebook computers.  Given the large number of points of access to our internal network, we need to constantly make improvements to our cyber infrastructure, and utilize more sophisticated tools to protect it from attacks;

•

The consequences of cyber security breach could be severe.  On the one hand, breaches resulting in leakage of our Company’s confidential commercial and/or personal information may result in irreparable damage to our reputation and brand.  Moreover, leakage of sensitive personal information could, in some cases, result in the threat to personal safety;

•

Perpetrators are adopting more sophisticated technologies in their attempts to breach our defensive security measures. We see a growing number of automated computer programs being used in initiating attacks; and

•

While encrypted internet traffic protects private information, it inadvertently hampers cyber protection efforts. Perpetrators could abuse encrypted communication tools and use them in their efforts to breach into our systems, with less risk of such efforts being discovered by cyber security measures.

In 2019, the PLDT Group’s Cyber Security Operations Group detected close to 3,000 cyber security-related incidents.  These incidents involve the following: (1) malware attacks; (2) use of unauthorized applications; (3) Distributed Denial of Service, or DDoS, attacks, (4) network intrusion attempts; (5) unauthorized access (6) failed log in attempts of corporate credentials; and (7) spam emails.  On their own and taken as a whole, these incidents did not cause any material financial, legal, or regulatory impact to the Company, neither did they cause any material disruptions to our business operations.  Please see Item 4. “Information on the Company – Recent Developments - PLDT Group’s Cyber Security Strategy” for measures we have implemented to manage cyber security related risks.  We continue to expect attacks on our cyber system in the future. We cannot guarantee you that we will be able to protect our cyber system against each and every attack.  Any successful attack on our cyber system could result in legal and/or regulatory liability, disruption to our business operations, damage to our reputation, and financial losses.

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

Natural disasters, terrorist acts or acts of war could cause damage to our infrastructure and/or result in significant disruptions to our operations.

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

Our business may be materially and adversely affected by the coronavirus outbreak.

In December 2019, an outbreak of Coronavirus Disease 2019, or COVID-19, virus was first reported to have surfaced in Wuhan, the People’s Republic of China, or PRC, later resulting in tens of thousands of confirmed cases and thousands of fatalities globally, with hundreds of confirmed cases in the Philippines.  In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic.  In a move to contain the COVID-19 outbreak, on March 12,2020, the Office of the President of the Philippines issued a Memorandum directive to impose stringent social distancing measures in the National Capital Region effective March 15, 2020.  On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight) and imposed an enhanced community quarantine, or ECQ, throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant.  On March 25, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law declaring a state of national emergency over the entire country, and the President of the Philippines is authorized to exercise certain powers necessary to address the COVID-19 pandemic.  On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020.  These measures have caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.

The outbreak of the COVID-19 and other adverse public health developments, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus and Ebola virus could materially and adversely affect our business, financial condition and results of operations. These may include, temporary closures of our facilities or premises, hospitalization or quarantine of our employees, delay or suspension of supplies from our suppliers, especially those located in the PRC, disruptions or suspension of our operational activities, labor shortage due to restrictions on our employees’ ability to travel.  We have taken certain measures to try and minimize the negative effect that the COVID-19 has on our operations.  See Item 4. “Information on the Company – Recent Developments – Measures We Have Taken in Light of the COVID-19 Outbreak”.

In addition, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets. It is possible that the continued spread of COVID-19 could cause a global economic slowdown or recession. The deterioration of the regional economy and financial markets in general will have a material adverse effect on our business, financial condition and results of operations. Furthermore, there is significant uncertainty relating to future developments of the outbreak of the COVID-19 and what actions the Philippine government will take. The impacts of the outbreak of the COVID-19 on our results of operations are highly uncertain.

Climate change could increase the impact of natural disasters and environmental legislation and regulations on our operations.

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective.  The ongoing global climate change may exacerbate the severity and frequency of natural disasters.  The rising intensity and frequency of occurrence of storms, heatwaves and earthquakes could increase the damage to our infrastructure and failures of our wireline and wireless networks caused by such natural disasters.  Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner.  The increase in likelihood of our infrastructure being damaged by natural disasters could have a material adverse impact on our operations.

In light of the heightened awareness seen across the globe on climate change, the Philippine government could introduce further and more stringent environmental legislation and regulations.  If such legislation or regulations are enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations.  We cannot guarantee that we will at all times be in compliance with any new environmental legislation and regulations.  The failure to comply with new environmental legislation and regulations could have a material adverse impact on our operations and financial conditions.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment.  Our consolidated capital expenditures totaled Php72,871 million, Php58,490 million and Php40,299 million for the years ended December 31, 2019, 2018 and 2017, respectively.  We currently estimate that our consolidated capital expenditures in 2020 will be approximately Php83 billion.

Future strategic initiatives could require us to incur significant additional capital expenditures.  For example, as part of our environmental protection initiative, we plan to conduct inspection of our submarine cables in the next few years. Depending on the results of inspection, we may need to undertake maintenance work for our submarine cables, which may involve a significant sum of capital expenditures.  We may be required to finance a portion of our future capital expenditures from external financing sources, some of which have not yet been fully arranged.  There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all.  If we cannot complete our development programs or other capital projects on time due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected.  Furthermore, if we are unable to monetize our investments and generate the expected revenues, our cash flows and gearing may be negatively impacted.

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

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by approximately 24% from a high of Php41.08 for year end 2012 to Php50.80 as at December 31, 2019 and further depreciated to Php51.04 as at March 30, 2020.  We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

•	political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers, or OFWs;

•	global economic and financial trends;

•	the volatility of emerging market currencies;

•	any interest rate increases by the Federal Reserve Bank of the United States and/or the BSP; and

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 9% and 13% were denominated in U.S. dollars as at December 31, 2019 and 2018, respectively.  Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of our consolidated debt amounts were approximately 8% and 12% as at December 31, 2019 and 2018, respectively, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

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

As at February 29, 2020, the First Pacific Group and its Philippine affiliates, NTT Communications and NTT DOCOMO, and JG Summit Holdings, Inc. and its affiliates, or JG Summit Group, collectively, beneficially own approximately 57.2% in PLDT’s outstanding common stock (representing 33.8% of our overall voting stock).  See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT, and the rights granted pursuant to the Cooperation Agreement, Strategic Agreement and the Shareholders Agreement.

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

As at December 31, 2019, PLDT has three employee unions, representing in the aggregate 9,099, or 48%, of the employees of the PLDT Group.  This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability.  For instance, PLDT experienced significant charges from its manpower rightsizing program in 2019, 2018 and 2017, mainly incurred in the fixed-line business.  See Note 5 – Income and Expenses – Compensation and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Each of our different employee groups require separate collective bargaining agreements.  If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. Any of these events would be disruptive to our operations and could harm our business.

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

For more information on PLDT’s legal proceedings, see Item 8. “Legal Proceedings” and Note 27 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18. “Financial Statements.” While PLDT believes the positions it has taken in these cases are legally valid, the final results of these cases may prove to be different from its expectations.  In addition, there is no assurance that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies.  In 2019, the Philippines’ long-term foreign currency-denominated debt was upgraded by S&P Global, or S&P, to BBB+ with stable outlook, while Fitch Ratings, or Fitch, and Moody’s Investors Service, or Moody’s, affirmed the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB and Baa2, respectively, with a stable outlook.  The Philippine Government’s credit ratings will directly affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign.  No assurance can be given that Fitch, Moody’s, S&P, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT.  Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

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

We had a market capitalization of approximately Php213,463 million, or US$4,202 million, as at December 31, 2019, representing one of the largest market capitalizations among Philippine-listed companies.  We had total revenues of Php169,187 million, or US$3,330 million, and net income attributable to equity holders of PLDT of Php22,521 million, or US$443 million, for the year ended December 31, 2019.

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

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 8816-8534.  Our website address is www.pldt.com.  The contents of our website are not a part of this annual report.  The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

Recent Developments

Measures We Have Taken in Light of the COVID-19 Outbreak

In light of the ongoing outbreak of the COVID-19 pandemic, we have conducted an analysis of PLDT’s risks, and have implemented the following measures to protect our employees, customers and trade partners.

People

On March 9, 2020, we instituted a travel ban to high risk countries on our employees and executed a partial lockdown with access to our corporate premises limited only to employees.  On March 12, 2020, we imposed a ban on all foreign travel.

To minimize exposure of our employees to the COVID-19 virus as well as to prevent its further spreading, we have implemented a Work from Home policy, which came into effect on March 11, 2020.  Certain of our employees are allowed to work from home until the spread of the virus is brought under control in the Philippines.  To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.  For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 virus.

We have issued instructions and guidelines to our trade partners on how to best deal with the COVID-19 outbreak.

Network and IT

As more and more people in the Philippines choose to work from home, we have been experiencing a significant increase in the usage of our internet services.  Since the beginning of the COVID-19 outbreak in the Philippines, we have been closely monitoring our network traffic for usage spikes and possible congestion.  As of the date of this annual report, we have sufficient capacity to serve the increased needs of all our subscribers.  We are equipped with the technology to manage our network infrastructure remotely, which helps us respond to changes in internet traffic more efficiently.  We have taken steps to enhance security for premises in which our critical network and IT systems are kept.  We have also moved essential spare parts and supplies from our remote warehouses to Metropolitan Manila to help us undertake maintenance and repairs more efficiently.

Customer Service

To provide customers with connectivity when they need it the most, we are providing zero-rated access to certain government agencies and emergency hotlines, boosting minimum speeds for our Home subscribers, increasing data allocations for prepaid and Enterprise customers, equipping our Enterprise customers with telecommuting solutions, granting a 30-day payment extension period to our postpaid customers, and for our OFWs extending duration of free calls through our Free Bee app. On May 1, 2020, we will start implementing a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart and Sun consumer postpaid subscribers can settle their unpaid balances as of April 30, 2020 in six equal monthly payments with 0% interest and no penalties.

In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have taken the following precautionary measures at our stores:

•	provided 70% alcohol at all counters for employees and customers;

•	provided Lysol wipes and alcohol pads to sanitize work area after each transaction;

•	provided Lysol spray to sanitize the air and incoming deliveries;

•	provided handheld infrared thermometers for employees to take temperatures of all visitors to our stores, including customers and third-party personnel; and

•	provided facial masks for customer-facing employees.

PLDT Group’s Cyber Security Strategy

In 2019, the PLDT Group significantly increased investments in cyber security measures.  The PLDT Group’s cyber security strategy was to focus efforts and resources in protecting our most crucial digital information and cyber assets.  We achieved the following in our continued efforts to optimize our cyber security operations framework:

•

We have deployed an endpoint security to all corporate workstations to detect, prevent, and respond to attacks. This capability helped to detect more than 1,500 malware and unauthorized software on endpoints.  The endpoint security solution also enables our operations team to quickly respond to and clean-up endpoints by blocking, remotely deleting and/or putting into quarantine malicious file detections.  These clean-up efforts were executed as part of the Company’s response and remediation process;

•

We now have a fully operational 24x7 Cyber Security Incident and Response Team, or CSIRT, which enabled the detection and response to security incidents within less than one minute, on average. The group has also recently secured membership of the Forum of Incident Response and Security Teams, or FIRST.  FIRST is a globally recognized leader in cyber security incident response.  Having secured membership of FIRST provides the Company access to best practices and tools, and trusted communication with other member incident response teams;

•	We continue to prevent attacks on our corporate web sites through the use of our web application firewall;

•

We automated the review of cyber security protection for applications, databases and operating system access and entitlements.  This capability supports both internal and external annual SOX-audit activities;

•

We have deployed a secure DNS solution that blocked billions of attempts to access phishing, scamming and malware-distribution sites.  This solution continues to benefit both our corporate employees as well as our customers;

•	We have established 150 million indicators of compromise in our threat intelligent database, which is now being used for real-time threat correlation;

•

We continued to improve our anti-DDoS strategy to cover all layers of defenses (e.g. external, edge, internal, and people/process) in response to a significant increase in the number and frequency of DDoS attacks in the second half of 2019, as compared to the first half of the year;

•	We continued our efforts to expand our security visibility by enrolling active IP-based assets to our Security Operations Center;

•	We have established corporate governance processes around the procurement and deployment of IoT and customer-premises equipment; and

•

We also conduct weekly awareness campaigns for our employees.  We continue to see persistent phishing campaigns targeting our customers, the majority of which are attempts to gain Microsoft Office 365 credentials.  We perform periodic phishing simulations to assess the awareness of our employees on social engineering schemes.  Employees who fall victim to the phishing test were given cyber security awareness training.  These periodic exercises resulted in a heightened awareness among employees of phishing and scamming tactics.  Bottom-up engagement of our employees is one of our key success factors for an effective cyber security program execution.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, PLDT Subic Telecom, Inc., or SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on voluntary basis.  The NTC interposed no objection to the transfer of SubicTel’s subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  On September 24, 2019, the PLDT Board of Directors approved the acquisition of the assets and subscribers of SubicTel for a total consideration of Php675 million.  PLDT has committed to provide financial support to discharge SubicTel’s liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of Maratel’s Legislative Franchise

Effective April 2020, PLDT-Maratel, Inc., or Maratel, will cease to operate as a telecommunications service provider, following the expiration of its legislative franchise, R.A. 7970.  In order to ensure continued customer service, Maratel will assign its assets and subscribers, or the “Maratel Subscribers”, to PLDT who undertakes to offer its services to Maratel Subscribers subject to conditions as may be imposed by the NTC.  The NTC, has yet to respond to Maratel’s notice to transfer its subscribers to PLDT.  On November 7, 2019, the PLDT Board of Directors approved the acquisition of the assets and Maratel Subscribers for a total consideration of Php442 million.  PLDT has committed to provide financial support to discharge Maratel’s liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Smart, Globe and Dito Joint Venture on Mobile Number Portability

In 2019, Smart, along with Globe and Dito entered into an agreement to form a joint venture that will address the requirements of Republic Act No. 11202, or the MNP Act.  The newly enacted law allows mobile phone users to switch networks or change their subscription from prepaid to postpaid or vice versa, without changing their mobile numbers.

The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  Smart subscribed to Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

Consent Solicitation Exercise of PLDT

On October 11, 2019, PLDT announced its undertaking of a consent solicitation exercise relating to the 5.2250%
7-Year Fixed Rate Bonds due 2021 and 5.2813% 10-Year Fixed Rate Bonds due 2024, to amend PLDT’s maximum stand-alone Total Debt to EBITDA Ratio stipulated in the Trust Indenture from 3.0:1 to 4.0:1.  The proposed amendment seeks to provide the Company with greater flexibility to support, if necessary, higher levels of capital expenditures and general corporate requirements.  Moreover, it will align the covenant ratio of PLDT’s outstanding debt capital market issuances with that of the existing bilateral facilities of both PLDT and Smart.

On October 30, 2019, PLDT announced the early closing of the consent solicitation exercise from its original schedule of November 15, 2019 when the Company received the required consents to effect the proposed amendment.  The new debt covenant is effective as at December 31, 2019.

Issuance of Smart Perpetual Notes

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates, however, Smart may, at its sole option, redeem the notes.  The notes are subordinated to and rank junior to all senior loans of Smart.  This transaction was eliminated in our consolidated financial statements.

Expiration of Philcom’s Legislative Franchise

Effective September 15, 2019, PLDT-Philcom, Inc., or Philcom, ceased to operate as a telecommunications service provider, pursuant to the expiration of its legislative franchise, R.A. 7783.  In order to facilitate continued customer service, arrangements have been made between Philcom and PLDT where PLDT would make its services available to the affected Philcom subscribers on voluntary basis.  The NTC interposed no objection to the transfer of Philcom’s subscribers to PLDT, subject to certain conditions.  Consequently, Philcom and PLDT executed a Deed of Assignment on August 15, 2019 and September 13, 2019 wherein all property and equipment of Philcom, accounts receivable, inventories and subscribers were transferred to PLDT for a total consideration of Php1,760 million and Php319 million, respectively, after complying with the conditions imposed by NTC.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Decrease in PCEV’s Par Value of Common Stock and Authorized Common Capital Stock

On May 10, 2019 and June 25, 2019, PCEV’s Board of Directors and stockholders approved the decrease in PCEV’s par value of common stock, from Php21,000 to Php8,700, and authorized common capital stock, from Php12,060 million to Php4,996 million.

The decrease in PCEV’s par value of common stock and authorized capital stock was approved by the Philippine SEC on December 19, 2019.  Consequently, the partial return of capital representing their proportionate share in the decrease in par value amounting to Php6,825 million and Php4 million were paid to Smart and PCEV’s minority shareholders, respectively.

Sale of Rocket Internet Shares

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million Rocket Internet shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online Investments Pte. Ltd., or PLDT Online, committed to accept the Offer of Rocket Internet for at least 6.8 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares, reducing its share capital to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing the equity ownership in Rocket Internet from 2.1% to 1.7%.

On December 6, 2018, Rocket Internet redeemed 1.9 million shares reducing its share capital to €153 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.7%.

On various dates in 2019, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €18 million, or Php1,021 million, reducing equity ownership in Rocket Internet from 1.7% to 1.3%.

On October 9, 2019, Rocket Internet redeemed 1.7 million shares reducing its share capital to €151 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.3%.

On January 30, 2020, Rocket Internet redeemed 13.5 million shares, reducing its share capital to €137 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 1.3% to 1.4%.

Expiration of Digitel’s Legislative Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under R.A. No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7678 expired on February 17, 2019 and was not renewed due to the migration of all of its subscribers to PLDT in January 2019.  Our management is currently assessing the business direction of Digitel moving forward.  PLDT has committed to provide financial support to discharge its liabilities and as the need arises.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys Technologies Corporation, or Multisys, for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid. Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

The carrying value of the investment in Multisys amounted to Php2,538 million and Php2,388 million, including subscription payable of Php800 million and contingent consideration of Php230 million as at December 31, 2019 and 2018, respectively.

Investment of PLDT Capital in Phunware

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

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.

Commitment of New Investments in Voyager Innovations Holdings, Pte. Ltd., or VIH

On April 16, 2020, PLDT entered into agreements with KRR, Tencent, IFC and IFC Emerging Asia Fund to commit up to US$120 million of new funding towards expansion efforts of VIH.  This follows KKR’s, Tencent’s, IFC’s and IFC Emerging Asia Fund’s initial investment totaling US$215 million made to VIH in 2018.  VIH plans to apply some or all of the US$120 million investment in developing its financial technology arm, PayMaya Philippines, or PayMaya.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

For updates relating to the above discussion, please see Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

For updates on matters relating to the (1) the DOLE Compliance Order to PLDT, see Note 27 – Provisions and Contingencies; (2) the Petition against the PCC, see Note 11 – Investment in Associates and Joint Ventures; and (3) Wilson Gamboa and Jose M. Roy III Petition, see Note 27 – Provisions and Contingencies, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Business Overview

As at December 31, 2019, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

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

We provide (a) mobile services, (b) home broadband services, and (c) MVNO and other services, through our wireless business, which contributed approximately 98% and (collectively for home broadband, and MVNO and other services) 2%, respectively, of our wireless service revenues in 2019.  Mobile data usage has surged in the past several years while voice and SMS usage has slowed down.  Wireless revenues contributed 57% of our consolidated revenues in 2019 as compared to 55% and 58% for the years ended December 31, 2018 and 2017, respectively.  Our mobile service revenues, were 92%, 90% and 91% of our total wireless revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

Our mobile services, which accounted for approximately 98% of our wireless service revenues for the year ended December 31, 2019, are provided through Smart and DMPI with 73,118,155 total subscribers as at December 31, 2019 as compared to 60,499,017 total subscribers as at December 31, 2018, and 58,293,908 total subscribers as at December 31, 2017, representing a combined market share of approximately 44%, 45% and 49% as at December 31, 2019, 2018 and 2017, respectively.  Our mobile revenue market share has been eroding due to the combined impact of aggressive price competition and the consequent loss of subscriber market share.  This was exacerbated by a larger proportion of legacy revenues from SMS and international voice relative to competition, which offset growth in our mobile data revenues.  However, mobile penetration in the Philippines increased to approximately 159% in 2019 from 133% in 2018, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2019, approximately 97% of our mobile subscribers were prepaid service subscribers.  The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

LTE SIMs and smartphone ownership among our subscribers grew significantly this year, resulting in substantial increase in our mobile data revenues.  As a result, our mobile internet revenues, which are part of our mobile data service revenues, increased by Php15,192 million, or 46%, to Php48,399 million in 2019 from Php33,207 million in 2018.  Our mobile internet revenues contributed 91% and 87% of our mobile data service revenues in 2019 and 2018, respectively.  Conversely, mobile broadband revenues, which are derived from the use of pocket WiFi and other similar mobile broadband devices, decreased by Php1,042 million, or 23%, to Php3,547 million from Php4,589 million in 2018.

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

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients.  Our fixed line business group offers voice, data and miscellaneous services.  We had 2,765,209 fixed line subscribers as at December 31, 2019, an increase of 54,237, or 2%, from 2,710,972 fixed line subscribers as at December 31, 2018, while our fixed line and fixed wireless broadband subscribers increased by 135,921, or 7%, to 2,161,484 as at December 31, 2019 from 2,025,563 as at December 31, 2018.  Revenues from our fixed line business were 53%, 52% and 49% of our consolidated revenues for the years ended December 31, 2019, 2018 and 2017, respectively.  International voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services.  An increase in our data service revenues in recent years has mitigated such decline to a certain extent.  Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 16,700-kilometer long DFON is complemented by an extensive digital microwave backbone network operated by Smart.  This microwave network complements the higher capacity fiber optic networks and is vital in delivering reliable services to areas not covered by fixed terrestrial transport network.  Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area.  Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have economic interests.

See Item 4. “Information on the Company – Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Others

Our other business in 2019 consisted primarily of PCEV, an investment holding company, which owns 48.74% equity interest in VIH; PLDT Global Investments Corporation, or PGIC, which owns an 18.32% economic interest in Beta; PLDT Digital Investments Pte. Ltd., or PLDT Digital, an investment holding company, which owns a 1.3% equity interest in Rocket Internet, through its wholly-owned subsidiary, PLDT Online; and PLDT Global Holdings, Inc., or PGIH, an investment holding company, which owns 45.73% equity interest in Multisys.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Plans” for capital expenditures planned for 2020 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2017, 2018 and 2019.

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

On December 19, 2019, the decrease in PCEV’s par value of common stock and authorized capital stock was approved by the Philippine SEC resulting to a partial return of capital representing their proportionate share in the decrease in par value of Php6,825 million and Php4 million to Smart and PCEV’s minority shareholders.

See Item 4. “Recent Developments” for further information.

Organization

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands.  PLDT, Smart, TNT and Sun are widely recognized brand names in the Philippines.  We have built the PLDT brand name for more than 90 years as the leading telecommunications provider in the Philippines.  Smart is recognized in the Philippines as an innovative provider of high-quality mobile services.  The TNT brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand.  Since its launch in 2003, Sun has built considerable brand equity as a provider of “unlimited, no frills, value-for-money” services.  Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•	Leading Market Shares. We have maintained our position as a market leader in fixed line and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources.  We derive our revenues from two of our business segments, namely, Wireless and Fixed Line.  Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), home broadband, and MVNO and other services.  The revenues from data services, particularly mobile internet services, have increased over the past several years and are now able to offset the decline in mobile voice and SMS revenues.  Our fixed line business derives service revenues from data/broadband, voice (local exchange, international and domestic services), and miscellaneous services.  The revenue contributions from our home broadband, corporate data and leased lines, and ICT services now account for the bulk of the fixed line revenues, while revenues from international and domestic fixed line services now account for only 29% of the total fixed line revenues and continue to register declines due to pressures on traditional fixed line voice revenues as a result of the popularity of OTT service providers.

•

Superior Integrated Network.  With the most extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services.  Part of our network transformation program included the continued upgrade of our fixed line network to an all IP-based NGN, the build-out of our transmission and FTTH network, the investment in increased international bandwidth capacity, and the expansion of our 3G, 4G LTE and wireless broadband networks in order to enhance our data and broadband reach and capacities.  Our network investments include the upgrade of our IT platforms which are essential in enabling us to offer more relevant services to our customers.  We have also started to invest in making our network 5G-ready.

•

Innovative Products and Services.  Powered by the fastest mobile network in the Philippines (as named by Ookla), our wireless business has launched the Gigafy Your Passion offers, which currently comes in three variants – Giga videos, Giga games and Giga stories.  Further, VIH, (through its subsidiaries Voyager and PayMaya) creates and launches platforms, services and solutions for emerging markets in the areas of digital financial services, access including sponsored data, data-in-sachets, digital marketing solutions, and the incubation of other new technologies.  Through Voyager and PayMaya, VIH offers various digital financial services and financial technology solutions.  VIH was deconsolidated from PCEV effective November 30, 2018.

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

Strategy

The key elements of our business strategy are:

•

Build on our strong positions in the fixed line and wireless businesses.  We plan to capitalize on our strong integrated fixed and wireless network in the Philippines which will allow us to continue building on our position as one of the leading fixed line and wireless service providers in the Philippines by continuing to focus on providing superior customer experience, especially in data related services, which include the launch of new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost, and to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services.

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

•

Strengthen our leading position in the data and broadband market.  Leveraging on the strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business, particularly mobile internet.  Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services.  We will also accelerate the deployment of new base stations to boost network quality and coverage, and accommodate technology bands under the co-use arrangements we entered into with BellTel, one of VTI’s subsidiaries.

•

Provide the customer a superior data experience. We are in the process of executing our digital transformation strategy through our wireless business focusing on: (i) investing in network infrastructure to improve 3G and 4G coverage and capacity, as well as network resilience; (ii) upgrading service development platforms to improve customers’ ease-of-use, billing systems, customer interface; and (iii) expanding our content portfolio to include video/streaming/entertainment, music, shopping, and games, among others.

•

Maintain a strong financial position and improve shareholder returns. In 2019, we paid out dividends approximately 60% of our telco core income.  We plan to continue utilizing our free cash flows to invest in our network and for the payment of cash dividends to common shareholders.  As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses.  We will continue to consider value-accretive investments in telecommunications as well as telecommunications-related businesses.

Business

Wireless

We provide mobile, home broadband, and MVNO and other services, through our Wireless business segment.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
Systemwide mobile subscriber base	73,118,155	60,499,017	58,293,908
Prepaid	70,721,789	58,178,978	55,776,646
Postpaid	2,396,366	2,320,039	2,517,262
Fixed Wireless Broadband subscriber base(1)	6,098	11,533	237,354
Growth rate of mobile subscribers
Prepaid	22%	4%	(7%)
Postpaid	3%	(8%)	(10%)
Growth rate of Fixed Wireless Broadband subscribers	(47%)	(95%)	(12%)

(1)	Home Ultera and WiMAX businesses were transferred to PLDT beginning 2018.

Mobile Services

We offer mobile communications services all over the country under the brand names Smart, TNT and Sun to focus on the needs of specific segments of the market. With a continuous and in-depth consumer understanding program, each of our brands commits to provide relevant products that will cater to the communications, entertainment and services requirements of our target market segments.

We consider the following as the key metrics for our growth in 2019: (i) providing customers with the nation’s fastest mobile network and 4G mobile network with the widest coverage; (ii) promoting data and content-led products under the Giga brand (iii) promoting E-Sports events; (iv) making value-added services easier to access through the USSD Menu Browser, or UMB, platform; and (v) continuous promotion of our LTE services.

Providing Customers with the Nation’s Fastest Mobile Network and 4G Mobile Network with the Widest Coverage

Smart continued its network transformation program in 2019 by further expanding and improving its LTE network.  The improved Smart LTE network was named by Ookla, a leading internet testing and analysis company, to be the Philippines’ fastest mobile network for the 2nd consecutive year.  Meanwhile, Open Signal, another international network testing company, also awarded Smart with the “Most Widely Available Urban 4G Coverage” and “Most Widely Available Rural 4G Coverage” awards.

Promoting Data and Content-led Products under the Giga Brand

In 2019, Smart expanded the Giga brand products to new areas such as music, stories and games, and launched new data and content-led products. Products under the Giga brand made a significant contribution to our prepaid revenues and now account for over 40% of prepaid top-ups.  In order to promote data usage, products under the Giga brand are offered under all of Smart’s brands.

Promoting E-Sports Events

Smart promoted several e-sports events in 2019. Smart launched a grass-root e-sports promotion program, the SiklabSaya program, which features the popular online mobile game Mobile Legends Bang Bang to promote data usage.  Smart sponsored the gaming competition Mobile Legends Bang Bang Professional League and sponsored teams to participate in the Philippines’ first and only franchise-based e-sports league, The Nationals.  Last but not least, Smart partnered with TV5 and Cignal to cover e-sports events such as the e-sports competition in the recently held Southeast Asian Games in Manila.  This was the first time that e-sports was a competitive event in an international inter-country sporting event recognized by the International Olympic Committee.

Making Value-added Services Easier to Access through the USSD Menu Browser, or UMB, Platform

Smart promoted its UMB platform to provide customers an easy-to-use and product discovery platform.  Smart’s prepaid customers no longer needed to memorize passwords or access codes to enjoy Smart’s improved data services.  Through the UMB platform, customers can access the wide range of Giga products.  This resulted in Smart’s number of subscribers grew by approximately 23% compared with the year ended December 31, 2018.  For 2020, Smart will further improve customers’ product discovery experiences with its forthcoming app-based discovery service.

Continuous Promotion of Our LTE Services

Smart continued to promote the adoption of LTE-capable devices and LTE sim cards.  During the year ended December 31, 2019, Smart launched its LTE Sim Upgrade program which allowed Smart subscribers to upgrade their sim cards to LTE/5G-capable ones without having to change their mobile numbers.  As of December 31, 2019, approximately 80% of our wireless subscriber base is LTE ready. With its improved LTE network, Smart has also increased its efforts in promoting products that encourage the use of content and data-led products, such as online video viewing, e-games and social media.

Prepaid

Smart’s prepaid brands adopted a three-stage usage strategy to drive data usage.  To promote data usage among customers, the prepaid brands adopted free trial campaigns such as “Free YouTube for All” and “Free IG+FB For all” in 2019.  Meanwhile, Smart launched campaigns to promote products such as Giga Video, Giga Games and

Giga Stories to monetize data usage. Giga Mania raffle was launched in November 2019, which increased both top-up frequency and drove the upsell of products with higher denomination under the Giga brand.  These key initiatives contributed to the significant increase in data users and data revenues for Smart Prepaid.

Postpaid

Smart launched its Signature product line.  Signature makes it easier for subscribers to get on a postpaid plan and have prioritized network coverage. The high quality telecommunication and data services available that the Signature product line delivers has encouraged more customers to subscribe for plans with higher data usage.

Rates

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  Beginning the second quarter of 2017, we consider a prepaid mobile subscriber inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

Smart Prepaid call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT prepaid cards are sold in denominations of Php50, Php100 and Php300.  We have updated Smart eLoad’s over-the-air reloads, which are now available in various denominations ranging from Php15 to Php1,000.  The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and DICT.

Smart also offers fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage.  These bucket packages, which offer data packages with fixed amount of text messages and call minutes for a limited validity period, have proven to be popular with subscribers.

The updated Smart Postpaid plans include high data allocation, unlimited texts to all networks, and unlimited on-net calls with monthly service fees ranging from Php999 to Php2,999 for Smart Signature subscribers and from Php3,500 to Php8,000 for Smart Infinity subscribers. Additional charges apply at different rates for usage in excess of the allocated amounts under the applicable monthly plan.

Smart subscribers pay an international direct dialing rate of US$0.40 per minute.  This rate applies to calls to most destinations, including the United States, Hong Kong, Japan, Singapore, United Kingdom and United Arab Emirates.  Smart charges US$0.98 per minute for 20 other destinations and US$2.18 per minute for nine other destinations.  Smart subscribers also have the option of calling at more affordable rates, which are as low as Php2.00 per minute, under the One International Call & Text package.

International web browsing was also made more affordable and convenient with Roam Surf, whereby subscribers automatically enjoy web browsing abroad for a fixed rate of Php550 per day, open to both Smart Postpaid and Prepaid subscribers and covering over 135 countries within the Americas, Asia, Africa, Europe, and Oceania.  Data allocation may vary depending on country of destination.  Subscribers can also use Giga Roam for Php999 with 1GB of open access data when roaming abroad in over 105 countries worldwide. We also offer Smart Travel WiFi, a broadband device that provides high-speed internet service in over 100 countries, which is powered by virtual SIM technology that enables local connectivity for up to five devices to local networks for as low as Php290 per day in Asia and Php450 per day elsewhere in the world.

In compliance with Memorandum Circular No. 05-07-2018 issued by the National Telecommunications Commission, or NTC, the interconnection rate for our voice calls was reduced to Php0.50 per minute from Php2.50 per minute, and the rate for SMS was down to Php0.05 per message from Php0.15 per message effective September 1, 2018.

Sales and Distribution

Distributors and Dealers

We sell our mobile services primarily through our regional and key account partners that generally have their own direct sales forces and retail networks.  We currently have 19 exclusive regional and 107 exclusive provincial distributors, and 113 key account partners, 25 of which are exclusive.  A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their owned telecommunications outlets.  Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products.  Smart’s over-the-air reloads called Smart eLoad, required a distribution network that approximates those of fast-moving consumer goods companies.  Sun also offers over-the-air reloads through Sun’s Xpress Load.  Our distribution network encompasses approximately 1.5 million retailers with Smart and Sun combined.  These retailers must be affiliated with one of Smart’s and Sun’s authorized regional and provincial distributors.  With the prepaid reloading distribution network extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers.

Retail Stores

Retail Stores are company owned Smart Stores with 117 branches and Sun Shops with 85 branches that showcase our Company’s products and services to customers nationwide.  Our frontlines enable unique digital experiences through daily customer interaction.  We offer enticing products and services based on the customer needs. We also cater for customer aftersales request and inquiries.  Our stores also accept payment for bills, postpaid and prepaid sales.

Satellite Branches which has a total of 32 stores nationwide are partner-owned Smart and Sun branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

In 2018, we unveiled our PLDT-Smart converged store in Makati CBD. This flagship store is a one-stop digital hub and store that showcases PLDT, Smart, and Cignal products. The store also has a digital self-service counters which allow subscribers to view and print their bills, check account details, request for repairs and other services.  The store also features interactive booths that allow guests to browse the internet, play games, watch videos or listen to music inside the store.

Enterprise Business

Enterprise Business is the group responsible in marketing and selling Smart and Sun products and services to Corporate clients. Services offered include Smart and Sun Postpaid and Broadband services with bundled phones, tablets and other routers, Smart Infinity, M2M and IOT solutions and platform solutions such as Messaging Suite and Bizload. Our Enterprise Business Group also partners with software and application vendors in various industry specific solutions and mobile security.

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

Telesales

We reach out to our subscribers to offer the latest promos and services. Our Telesales agents, in partnership with different contact center providers, enable existing subscribers to upgrade and migrate their accounts, as well as recontract their expiring accounts over the phone.

Online

Consumers can also enjoy the convenience of availing our service through the Smart Online Store, an end to end portal, where they can transact online to choose phones and apply for new postpaid plans, renew an existing plan, buy prepaid SIM and devices, or subscribe for e-load and various add-on promos. All orders are delivered directly to the customers’ addresses. Other online channels include My Smart App and Paywall that allows add-on promo availment via load conversion or bill on top.

Postpaid Field Sales

In 2018, we launched a new channel called Postpaid Field Sales (PFS). PFS is a new group which was built for an outbound sales attack for Postpaid targeting the corporate individual and capable communities. Through the development and growth of this new channel, we would be able to regain the wireless postpaid stronghold.  Starting with 52 territories, complemented by distributor partners, PFS has been on the road towards exponentially growing the mobile postpaid business.

Home Broadband Service

HOME Ultera is a fixed wireless broadband service being offered under PLDT’s HOME brand.  HOME Ultera, powered by LTE technology, is specifically designed for the home and offers customized packages.

HOME Ultera and WiMAX businesses were transferred to PLDT effective January 1, 2018.

Fixed Line

We provide data, voice services, including LEC, international and domestic services, and miscellaneous services under our fixed line business.

We offer postpaid and prepaid fixed line services.  Initially intended to be an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services came to form an important part of our overall churn and credit risk exposure management strategy.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
Systemwide fixed line subscriber base	2,765,209	2,710,972	2,663,210
Postpaid	2,739,367	2,683,037	2,634,157
Prepaid	25,842	27,935	29,053
Growth rate of fixed line subscribers	2%	2%	9%
Postpaid	2%	2%	9%
Prepaid	(7%)	(4%)	(8%)
Number of fixed line employees	10,878	8,772	6,832
Number of local exchange line subscribers per employee	254	309	390

Systemwide broadband subscriber base	2,155,386	2,014,030	1,713,527
Fixed Line broadband	1,931,333	1,812,037	1,713,527
Fixed Wireless broadband(1)	224,053	201,993	—
Growth rate of broadband subscribers	7%	18%	18%
Fixed Line broadband	7%	6%	18%
Fixed Wireless broadband	11%	100%	—

(1)	Includes Home Ultera and WiMAX beginning 2018.

Data Services

Our data service revenues include charges for broadband, leased lines, Ethernet-based and IP-based services.  These services are used for broadband internet, and domestic and international private data networking communications.

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments.  These segments registered the highest percentage growth in revenues among our fixed line services from 2017 to 2019.

Home Broadband

PLDT HOME remains the nation’s leading home broadband service provider, now serving 2.0 million subscribers nationwide as of December 31, 2019 from 1.9 million subscribers as at December 31, 2018.  PLDT HOME is the Philippines’ fastest fixed network with broadband data services including fixed wired (PLDT Home Fibr) and fixed wireless (PLDT Home WiFi).  PLDT Home provides broadband services through its nationwide roll-out of its FTTH network that has reached approximately 7.2 million homes passed as at December 31, 2019.

PLDT’s superior FTTH network enables subscribers to enjoy up to 1 Gbps of symmetrical internet speeds or equal upload and download speeds.  Ookla, the company behind Speedtest® and the global leader in fixed broadband and mobile network testing applications and data analysis, recognized PLDT as the Philippines’ fastest fixed network in its Q3-Q4 2019 reports.  Based on 29,505,821 nationwide customer-initiated Speedtest during Q3-Q4 2019, PLDT achieved a Speed Score of 25.03, with top download speeds of 62.87 Mbps and top upload speeds of 80.07 Mbps.

In 2019, PLDT expanded its FTTH network to over 100 new cities, municipalities, and provinces including Camiguin, Occidental Mindoro, Oriental Mindoro and Samar.  As of December 31, 2019, PLDT Home has over 620 “Fibr-powered PLDT SmartCities” such as Toledo City, Cebu, General Santos City, Naga City, South and East Metropolitan Manila, Rockwell Center, Norzagaray in Bulacan, Arayat in Pampanga, Surallah in South Cotabato, Bayombong in Nueva Vizcaya, Nabunturan in Compostella Valley and Mati City in Davao Oriental, Bangued in Abra; and Cavite as the first “PLDT Fibr-powered SmartProvince”.

PLDT HOME also started to roll out its biggest free speed upgrades for its Home Fibr subscribers. These special upgrades boosted the Internet speeds of subscribers up to twice the speed of their existing plan and enabled them to enjoy unlimited, uninterrupted video streaming, lag-free gaming, and seamless browsing at home.

To complement the build-out of its fiber network, PLDT HOME is also modernizing and upgrading its current copper network and the roll-out of FTTH. PLDT has the country’s most extensive transmission and distribution network infrastructure which now has about 322,400 kilometers of fiber optic cables that transport the growing data traffic of its fixed line and mobile networks.

PLDT Home also addresses the growing demand for affordable home broadband in the Philippines which has been brought about by the increase in ownership of internet-capable devices and smartphones among households.  PLDT Home introduced PLDT Home WiFi Prepaid, an affordable wireless Internet service priced at Php995.  It is powered by Smart’s LTE network, the Philippines’ fastest mobile data network with the widest coverage in the country.

A plug and play device, PLDT Home WiFi Prepaid, can simultaneously connect up to five WiFi-capable devices, such as smartphone, tablet, and laptop, to high-speed Internet. Each PLDT Home WiFi Prepaid unit comes with 10GB of data valid up to seven days from the date of sim activation.  Families can also enjoy affordable load packages.  In 2019, the PLDT Home WiFi Prepaid line has doubled the data allocation of its FamLoad packages. For instance, FamLoad 199 increased data allocation from 12GB to 24GB, FamLoad 599 from 40GB to 80GB, FamLoad 999 from 65GB to 130GB, and FamLoad 1499 from 100GB to 200GB.

For the year ended December 31, 2019, PLDT Home WiFi’s revenues had a six-fold increase and doubled its subscriber base, as compared against the year ended December 31, 2018.

SmartHome

PLDT HOME is strongly committed to fulfilling its subscribers’ digital home lifestyle needs through plans that bundle high-speed internet with compelling digital services.  PLDT HOME was first to market such services under the Smart Home banner. This digital ecosystem is built on the following pillars: entertainment, peace of mind, and automation.

PLDT Home started to offer Whole Home WiFi, the Philippines’ first Smart Home WiFi technology designed to blanket the entire home with wireless connectivity making homes SmartHome-ready.  The Whole Home WiFi system improves WiFi coverage at home and can eliminate signal blockers and dead spots.  The Whole Home WiFi Plan for PLDT Home comes with unlimited Fibr connection, “Whole Home” technology and free assisted installation service by our technicians, the Home Geek Squad.  The Home Geek Squad, a group of “technical architects” pioneered by PLDT Home, helps subscribers set up the Whole Home WiFi system at home.

To strengthen its suite of connectivity services, PLDT Home launched an exclusive partnership with Google to bring Google WiFi to the Philippines.  Google WiFi is a mesh networking system that aims to eliminate dead zones and provide strong and fast signals for all connected devices at home.  PLDT Home has enabled the Philippines to become one of the first countries in Asia to introduce Google WiFi, after Singapore, Hong Kong, and Japan.

The Peace of Mind suite of services of PLDT Home features security-enhancing products like the home monitoring system Fam Cam, launched in partnership with network solutions giant D-Link.

For Entertainment, PLDT HOME has been providing subscribers with a diverse range of bundled content through its partnerships with global content providers.  PLDT introduced PLDT Home TVolution Lite powered by Roku®, an all-in-one, plug-and-play device that brings HD TV channels and Video-on-Demand services into one. Designed with sleek, thin and light features, this powerful device allows subscribers to conveniently access a wide range of entertainment content from global entertainment partners including Southeast Asia’s internet TV service provider iflix, U.S.-based internet TV pioneer Netflix, Philippines’ pay TV service provider Cignal Digital TV, YouTube, and over 100 free streaming channels.

The experience that PLDT Home provides for all Filipino e-sports athletes, fans, and enthusiasts is an important part of the Entertainment pillar.  PLDT launched the PLDT-Smart Omega, our first ever professional e-sports team that competed at The Nationals, the Philippines’ first franchise-based e-sports league. Continuing its support for world-class sporting events, PLDT Home sponsored major international e-sports competitions and conventions held in the Philippines, such as the e-sports competitions in the Southeast Asian Games and the Esports and Gaming Summit.

PLDT Home also partnered with the National Basketball Association, or NBA, for a multiyear venture that made select offerings of NBA League Pass, NBA’s premium live game subscription service, available to more than 62 million PLDT Home and Smart subscribers in the Philippines.  The NBA League Pass includes a Day Pass worth Php50 which provides fans access to live and on-demand NBA games online for 24 hours.

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

ICT services include Data Center services, Cyber Security services, Cloud services, Managed IT services and various other IT solutions. In July 2016, ePLDT opened VITRO Makati 2, ePLDT’s first TIA-942 Rated 3 Facility certified data center and a Nexcenter certified facility. VITRO Makati 2 is the Philippines’ biggest data center with 3,600 racks capacity, located in one of Philippines’ premiere business districts. In February 2017, ePLDT opened the first data center in Mindanao to address the growing enterprise demand in that region.  Four days after the opening of the Mindanao data center, ePLDT  opened VITRO Clark, the first TIA-942 Rated 3 Facility certified data center outside of Metropolitan Manila, which is the first purpose-built data center in the North Philippines.  VITRO Clark primarily serves back-up requirements of Manila-based enterprises. The following year, ePLDT opened its second VITRO Data Center in Cebu, which uses up-to-date and globally competitive technologies and features. With this latest addition, the ePLDT Group now has a capacity of more than 9,100 racks in 10 locations covering Metropolitan Manila, Subic, Clark, Cebu and Davao.

PLDT Group commercially launched the Philippines’ first carrier-grade cloud infrastructure in 2012 and has consistently built partnerships with global Cloud brands and invested in expertise for professional services. The Group offers a full-suite of Cloud Solutions to clients such as Infrastructure-as-a-Service, Software-as-a-Service, Unified Communications-as-a-Service, Contact-Center-as-a-Service, and Disaster Recovery-as-a-Service.

Complementing these capabilities are ePLDT Group’s partnerships with Cisco, Google, Microsoft, Salesforce, and SAP among others, through which ePLDT offers professional services beyond infrastructure and license-selling. Among the ePLDT Group’s credentials and achievements are Cisco Tier-2 Partner of the Year, Cisco

Tier-2 Services Partner of the Year, Cisco Commercial Sales Champion, Cisco Partner Plus Winner’s Circle, Dell EMC Tier-2 Partner of the Year, and Top Tier-2 Enterprise Storage Partner. Other awards include Microsoft Productivity Competency Gold Partner, Microsoft Cloud Productivity Competency Gold Partner, Microsoft Collaboration and Content Competency Gold Partner, Microsoft Small and Midmarket Cloud Solutions Competency Gold Partner, Microsoft Cloud Platform Competency Gold Partner, Microsoft Datacenter Competency Gold Partner, Microsoft Country Partner of the Year, Microsoft Cloud Solutions Provider Direct Partner of the Year, Ranked #1 Microsoft Cloud Solutions Provider, Google for Work Partner, Google Cloud Partner, Top value-added reseller for SAP Business 1, SAP All-in-One Gold Partner, SAP Partner of the Year, SAP S4 Partner of the Year and Salesforce Gold Consulting Partner.

Voice Services

Local Exchange

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT.  We also provide local exchange services through our subsidiaries – Philcom Group, Bonifacio Communications Corporation, ClarkTel, SubicTel and Maratel.  Together, these subsidiaries account for approximately 1% of our consolidated fixed line subscribers.

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

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2019, 2018 and 2017:

	Net Settlement
	2019	2018	2017
	(in million US Dollars)
Saudi Arabia	12	18	36
Australia	5	2	1
United Arab Emirates	5	12	10
Hong Kong	5	8	6
Canada	4	4	6
Qatar	2	2	1
United States of America	2	2	10
Cyprus	1	1	1
Japan	1	2	2
Others	6	4	11
Total	43	55	84

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

Smart has been continually extending its 3G footprint, and now has over 13,000 3G base stations in the Philippines.  The 3G network provides more capacity, faster data rates and richer data and video applications from a 2G network.

Smart launched its 4G LTE network in August 2012.  As at December 31, 2019, Smart has  established more than 24,000 4G/LTE base stations throughout the Philippines, and serves over 90% of the country’s cities and municipalities with its combined 2G, 3G, and 4G LTE network.

In November 2018, PLDT-Smart launched the Philippines’ first Smart 5G Cities in Pampanga and Makati. In the same month, they also successfully made the country’s first 5G-to-5G non-standalone, or NSA, video call between the two 5G Smart cities.

In August 2019, PLDT and Smart successfully made the first 5G standalone, or SA, video call in Southeast Asia, using Nokia’s 5G SA equipment at the PLDT-Smart 5G Technolab in Makati City.  The 5G Technolab which was launched in 2018, is the Company’s flagship facility for the research and development, standardization, and testing of 5G.  It is designed to be a sustainable environment for innovative services.

Also in 2019, Smart provided the technology for “Araneta 5G City” to become the country’s first Smart 5G Lifestyle Hub and 5G-enabled shopping mall, which hosted the country’s first 5G indoor deployment.  PLDT and Smart have also launched 5G at the Ateneo de Manila University, transforming it into the first Smart 5G campus and enabling the university’s students and tech experts to co-develop practical and relevant 5G solutions.

Smart, along with PLDT, also became the official telecom partners of the 30th Southeast Asian Games and staged a special 5G showcase at the county’s first Smart 5G Stadium City in New Clark City to demonstrate to Filipino sports fans the exciting new applications made possible by 5G mobile technology.

Moreover, with its ongoing LTE and LTE-Advanced roll-out, Smart is also deploying 5G-capable equipment, and  upgrading its network’s Core and Transport elements, including upgrading the backhaul connecting the network’s cell sites nationwide to fiber.

Home Broadband

Home Broadband offers fixed wireless broadband internet connectivity to both residential and corporate clients.  Over 2,000 of Smart’s base stations are now fixed wireless broadband-capable, covering most of the key cities and the other populated centers in the country.  These are strategically collocated in Smart’s mobile base stations that allow it to efficiently reach many subscribers.  For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment, such as modems on customers’ premises, copper and fiber access lines referred to as “outside plant connecting customers to our exchanges,” inter-exchange fiber optics connecting exchanges, and long distance transmission equipment with unmatched capacity and reach.  As at December 31, 2019, we have managed to modernize NGN soft switches including international gateways, and are expanding the wireline infrastructure in areas we believe are unserved and underserved areas.

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

One of these platforms, FTTH, is an advanced access technology that employs fiber optics all the way up to customer premises.  To realize this, we are building a fiber distribution network that will connect homes and other premises to further ensure good internet quality even kilometers away from the serving exchange.  This new optical fiber distribution network will eventually replace conventional copper cable.  At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, download speed and 1.25 Gbps upload speed.  Its huge bandwidth enables us to deliver high-bandwidth content and services to our subscribers.  These include high definition broadcast television, video-on-demand, and other new services being offered by leading telecommunications companies outside the Philippines.

Along with PLDT’s pole infrastructures, we have been using the poles of Manila Electric Company, or Meralco, to deploy the FTTH FOC Network in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.  PLDT is also using the pole infrastructure of other electric utility companies outside Meralco’s service area.

Our network includes an internet gateway that is composed of high capacity and high performance routers that serve as our IP network gateway connecting the Philippines to the rest of the world.  It provides premium and differentiated internet service to all types of customers ranging from ordinary internet to high bandwidth broadband requirements of corporate customers, knowledge processing solution providers, internet service providers, or ISPs, and even other service providers.  Additionally, transparent caching service that is hosted in our domestic data centers provides a faster internet experience for customers.  The caching facility includes well known websites such as Netflix, iflix, Google, Facebook and Amazon, among others.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers.  These include the Multi-Service Access Platform, or MSAP, based on Synchronous Digital Hierarchy, or SDH, technology and data networks that provide wide range of bandwidth from low speed to high speed capacity up to 1Gbps.  These MSAP networks are deployed in strategic areas nationwide.  Starting 2015, we employed demarcation CPE that provides a purely IP-based access last mile with speed of up to 10 Gbps to single enterprise customer.

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

The PLDT DFON is a nationwide backbone network.  It is the first fiber optic backbone network in the country and is used to deliver voice, video, data, and other broadband and multimedia services nationwide.  It is comprised of nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan.  The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments.  The DFON uses the ROADM and 10/40/100G technology which give it greater flexibility for capacity and expansion.  The network also includes interconnectivity among the three international cable landing stations of PLDT with its own backhaul capacity and resiliency under the same DFON platform.  To date, the network has an aggregated loop capacity of nearly 15.3 Terabits per second.  The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.  Both the DFON and IPBB serve as the common high bandwidth Fiber Optic Cable-based backbone for the PLDT Group.  DFON is part of the 322,400 total fiber kilometers of the PLDT Group.

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

PLDT is undergoing a transport network transformation program, which includes the transformation of DFON, IP Backbone and Carrier Ethernet network into a new architecture and technology in preparation for the provision of 5G services.

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

For voice services, PLDT operates two IP voice gateways.  As at December 31, 2019, PLDT’s international long distance facilities allow direct voice correspondence with 72 foreign carriers from 39 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

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

To provide the international transport backbone for the voice and internet gateways as well as other international data services, PLDT operates the Philippines’ most extensive international submarine cable network.  To date, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean.  These international cable stations are connected by an advance terrestrial fiber mesh network (North, South and East Luzon systems) to our three International Transmission Maintenance Centers, including direct cable station to cable station interconnection.

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

PLDT continues to work with major Asian carriers and OTT players for the implementation of the new Jupiter cable system to support the expected new fixed and mobile services requirements in 2020.  Jupiter is expected to be ready for service by the fourth quarter of 2020.  Furthermore, PLDT signed MOUs with strategic partners for the planning of two new regional cable systems.  The Construction and Maintenance Agreement and Supply Contract for the first new system were entered into in February 2020, while those for the second new system are expected to be entered into in the second half of 2020.

The AAG, APCN2 and ASE upgrade projects were completed in 2018.  These equipment upgrades provided PLDT with additional capacities using 100 Gbps and 150 Gbps technologies.

PLDT’s international automatic optical transport switching system continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore and the U.S. Mainland for premium enterprise clients.  Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support the growing business requirements.

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

Interconnection Agreements

Since the issuance of Executive Order, or E.O., No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and mobile carriers.  See Item 4. “Information on the Company – Licenses and Regulations – Regulatory Tariffs” for further discussion.

As at December 31, 2019, PLDT has direct interconnection agreements with 94 foreign carriers from 44 countries.

The average international termination rate for calls to PLDT was approximately US$0.084 per minute in 2019.  Also, PLDT carries international calls terminating at Smart and Sun networks where they have no direct interconnections.

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

Licenses and Regulations

Licenses

The table below shows the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
SubicTel(1)	January 23, 2020
Clarktel	June 30, 2024
Philcom(1)	September 15, 2019
Digitel(1)	February 17, 2019
Smart	May 19, 2042
Maratel(1)	April 27, 2020
SBI	July 14, 2022
DMPI	December 11, 2027
CURE(2)	April 24, 2026

(1)	Digitel, Philcom, Subictel and Maratel did not seek for an extension of their respective franchises.
(2)	In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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

The NTC approved the frequency co-use arrangement between Smart and Globe of various frequencies under LTE 700, GSM/3G 900, GSM/LTE 1800, BWA/LTE 2300, and LTE 2500 assigned to Bell Telecommunications Philippines, Inc.

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

PLDT, ClarkTel, Smart and SBI are required to pay various permits, regulation and supervision fees to the NTC.  PLDT was previously engaged in disputes with the NTC over some of the assessed fees.

The NTC has issued a number of directives that regulate the manner in which we conduct our business:

•

RA No. 9775 or the Anti-Child Pornography Act of 2009 and its Implementing Rules and Regulations, or IRR, provide that Internet Service Providers, or ISPs shall install available technology, programs or software to ensure that access to or transmittal of any form of child pornography will be blocked or filtered.  PLDT and Smart, together with other ISPs, are currently in discussion with the Department of Justice, or DOJ, NTC and other stakeholders on how to implement the conflicting provision in the law which requires mandatory filtering of child pornography by the ISPs while also prohibiting the ISPs from monitoring any of its users or content.

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

•	On December 20, 2017, NTC, DICT and Department of Trade and Industry, or DTI issued the Joint Memorandum Circular No. 05-12-2017, extending the validity of all prepaid load to one year.

•

PLDT and Smart have complied with E.O. No. 56 issued by President Rodrigo Duterte on May 25, 2018, which provides that all calls made to the Emergency 911 Hotline shall be free of any charges.  PLDT and Smart subscribers can now call the 911 hotline for free.

•	On August 15, 2018, the National Electrification Administration, or NEA, through Memorandum No. 2018-055, increased the pole rental rate to Php420 per cable position per pole per annum.

•

On May 24, 2019, the DICT issued the rules on the accelerated roll-out of common towers to ensure more access to cost-efficient ICT infrastructure and enable the building or converting of at least 2,500 common towers in (i) identified DICT-owned properties; (ii) other government agencies’ properties; and (iii) hard-to-access areas identified by telecommunication operators.  The DICT, under the administration of Sec. Gregorio Honasan, will issue the final draft of the Common Tower Policy.

•

On May 31, 2019, the NTC issued MC No 01-05-2019, which set out the rules and regulations for the unlocking of mobile phones and devices of users after the customer has complied with the terms and conditions of the subscription agreement within the agreed lock-in period.

•

On July 17, 2019, the Civil Service Commission, or CSC, Anti-Red Tap Authority, or ARTA, and DTI issued Joint Memorandum Circular No. 2019-001 Series of 2019 or the IRR of RA No. 11032, otherwise known as the “Ease of Doing Business and Efficient Government Service Delivery Act of 2018”.  While the issuance of the IRR is a positive development for PLDT’s business, the IRR has yet to be fully implemented.  LGUs still require outdated, redundant, and unnecessary licenses, clearances, permits, and continue to impose tower fees and other regulatory fees without legal basis.  Outdated, redundant, and unnecessary permits issued by Local Government Units (LGUs) continue to negatively impact PLDT and Smart’s rollout of telecommunications infrastructure.  While ARTA is mandated to review and recommend the repeal of these outdated, redundant and unnecessary permits within three months from the effectivity of the IRR, this is yet to be fully realized in practice.

•

On July 29, 2019, the Department of Interior and Local Government, or DILG, issued Memorandum Circular No. 2019-121, enjoining local officials to exercise their powers to reclaim and clear public roads which are being used for private purposes.  As a consequence, many PLDT poles, including cables, were required to be removed or relocated.

•

On October 6, 2019, Memorandum Order No. 10-10-2017, issued by the NTC on October 27, 2017 which relates to the migration of all existing seven digit telephone numbers to eight digit telephone numbers for local telephone service within the “02” local exchange area, was fully implemented.

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

On February 8, 2019, R.A. 11202, otherwise known as the MNP Act, was enacted.  Among other things, the MNP Act provides that a customer can retain his mobile number when he moves from one mobile service provider to another, or changes the type of subscription from postpaid to prepaid or vice versa.  It also contains provisions regulating certain tariffs that mobile service providers charge.  One pertinent provision of the MNP Act states that no interconnection fee or charge shall be imposed by any mobile service provider for domestic calls and SMS made by a subscriber.  This provision excludes interconnection fees charged by fixed-line operators.

On June 11, 2019, the NTC issued MC No. 03-06-2019 or the IRR of RA No. 11202 otherwise known as the MNP Law, once fully implemented, will materially affect Smart’s business operations.  Preparations to implement MNP are ongoing.  Under the MNP Law, among other things, Smart is required to (i) make technical configurations in its systems; and (ii) update its business rules to reflect requirements under provisions relating to cyber security, data privacy, customer experience in the MNP Law.  The MNP Law also requires mobile service providers to provide MNP services free-of-charge.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency.  These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.  As at December 31, 2019, PAPTELCO has 34 member companies, of which 31 are active, operating 61 main telephone exchanges in the countryside.

Competition

Including us, there are five major LECs, eight major IGF providers and two major mobile operators in the Philippines.  Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies.

Mobile Service

Currently, there are only two major mobile operators, namely us and Globe.  As at December 31, 2019, mobile market penetration in the Philippines is in excess of 100% based on SIM ownership.

Competition in the mobile telecommunications industry has intensified with greater availability of unlimited offers from the telecommunications operators resulting in increased volumes of data usage, calls and texts but declining yields.  Globe continued to compete aggressively to gain revenue market share, albeit on a more regional/localized basis.  Competition also increased in the postpaid space with more aggressive promotions involving greater handset subsidies.  The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services, including video content.

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

Voice

Local Exchange

Although the growth of the fixed line voice market has been impacted by higher demand for mobile services, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide.  In most areas, we face one or two competitors.  Our principal competitor in the local exchange market, Globe, provides local exchange service through both fixed and fixed wireless landline services.

Fixed wireless landline services resemble a mobile phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees.  Our major competitor, Globe, offers services in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon such as Cavite and Batangas.

International

While we maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other IGF operators; (2) migration from fixed to direct mobile calling; and (3) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk and WhatsApp, and similar services), and the establishment of virtual private networks for several corporate entities, which have further heightened competition.

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

Domestic

Our domestic service business has been negatively affected by the growing number of mobile subscribers in the Philippines, and the widespread availability and growing popularity of alternative economical to free non-voice methods of communication, particularly OTT services, e-mail and social media, coupled with the mandate of the government regulatory body.  In addition, various ISPs have launched voice services via the internet to their subscribers nationwide.

While domestic call volumes have been declining, we have remained the leading provider of domestic service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

From time to time, PLDT launches promotions bundled with our other products to attract new subscribers including free PLDT-to-PLDT NDD service.

Data Services

The market for data services is a growing segment in the Philippine telecommunications industry.  This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad.  Our major competitors in this area are Globe, Converge ICT Solutions, Inc. and Sky Cable.  The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service.  PLDT intends to compete in this segment, consistent with its overall strategy to broaden its distribution platform and increase its ability to deliver multimedia content.

Environmental Matters

In addition to our commitment to ensure compliance with relevant environmental laws and regulations, we have put in efforts to conduct our business in ways that promote environmental protection.

Resource management. We closely monitor and measure our energy conservation and resource consumption efficiency, which are among our performance key result areas, and seek to make improvement in the long-term.  Our Network Operations’ Energy Environment Safety and Health, or EESH, and Property and Facilities Management, or PFM, teams monitor the consumption of electricity, water, and fuel in our facilities and operations. Several energy conservation initiatives, such as replacing fluorescent lamps with LED lights, the use of more energy-efficient air-conditioning units and elevators, and the replacement of dysfunctional chillers were completed in 2019.  Such initiatives helped us save almost 2M kWH of electricity in 2019.

Environmental impact management. Our PFM and EESH teams regularly monitor the status and performance of our facilities, equipment, and generator sets.  They are also tasked to implement improvements to processes and mechanisms that would reduce and mitigate impacts on the environment. We work with contractor partners in many areas, including monitoring waste air emission of generator sets, monitoring waste water quality, and the collection, hauling, treatment, and reporting of hazardous wastes.  Our used lead-acid batteries are donated to the Balik Baterya Program of the Philippine Business for Social Progress for proper recycling and recovery of reusable components. The proceeds from this program help fund education initiatives, such as school-building projects.

Environmental compliance. We reaffirm our commitment in ensuring compliance with environmental regulations as part and parcel of our business operations.  We have designated specially-trained Pollution Control Officers to check our performance, ensure our compliance with the relevant Philippine environmental laws, and report our progress on a quarterly basis to the Department of Environment and Natural Resources Regional Offices. Our Vendor Management team also mandates our suppliers to strictly adhere with applicable national and local environmental regulations. The Company has not been subjected to any significant fine or regulatory action involving non-compliance with environmental regulations of the Philippines.

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

Properties

PLDT owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 48 are located in the Metropolitan Manila area, including Digitel’s three exchanges.  The remaining 241 exchanges, including Digitel’s 32 exchanges, are located in cities and small municipalities outside the Metropolitan Manila area.  We also own radio transmitting and receiving equipment used for international and domestic communications.

As at December 31, 2019, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	74% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;

•	11% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	6% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises;

•	5% consisted of land and improvements and buildings and improvements, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet; and

•	4% consisted of other work equipment.

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Towers Property.  The transaction is deemed subject to the confirmation of the Philippine Competition Commission, or PCC, on Non-Coverage.

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

The PLDT Group has various lease contracts for periods ranging from one to thirty years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment.  For more information on the obligations relating to these properties and long-term obligations, see Note 10 Leases, Note 21 – Interest-Bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

We expect that in 2020, cash from operating activities should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure.  We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity.  Our current estimate for consolidated capital expenditures in 2020 is approximately Php83 billion.  See Item 5. “Operating and Financial Review and Prospects – Plans” for further discussion on our capital expenditures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2019 and 2018 and for each of the three years ended December 31, 2019, 2018 and 2017 included elsewhere in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance.  These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report.  Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS.  For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2019 of Php50.80 to US$1.00, as quoted through the BAP.

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

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and our consolidated core income for the years ended December 31, 2019, 2018 and 2017 is set forth below.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
	(amounts in million Php)
Consolidated net income	22,786	18,973	13,466
Add (deduct) adjustments:
Depreciation and amortization	39,656	47,240	51,915
Provision for income tax	9,550	3,842	1,103
Financing costs – net	8,553	7,067	7,370
Equity share in net losses (earnings) of associates and joint ventures	1,535	87	(2,906)
Amortization of intangible assets	758	892	835
Losses (gains) on derivative financial instruments – net	284	(1,086)	(533)
Impairment of investments	34	172	2,562
Noncurrent asset impairment	—	2,122	3,913
Foreign exchange losses (gains) – net	(424)	771	411
Interest income	(1,745)	(1,943)	(1,412)
Other income – net	(1,172)	(14,110)	(10,550)
Total adjustments	57,029	45,054	52,708
Consolidated Adjusted EBITDA	79,815	64,027	66,174

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
	(amounts in million Php)
Consolidated net income	22,786	18,973	13,466
Add (deduct) adjustments:
Manpower rightsizing program	3,296	1,703	—
Unrealized loss in fair value of investments	675	1,154	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs	233	(1,135)	(724)
Impairment of investments	34	172	2,562
Depreciation due to shortened life of property and equipment	—	4,564	12,816
Noncurrent asset impairment	—	2,122	3,913
Investment written-off	—	362	—
Other nonrecurring income	—	(1,018)	—
Core income adjustment on equity share in net losses (gains) of associates and joint ventures	(226)	23	60
Net income attributable to noncontrolling interests	(265)	(57)	(95)
Foreign exchange losses (gains) – net	(424)	771	411
Net tax effect of aforementioned adjustments	(998)	(1,779)	(4,741)
Total adjustments	2,325	6,882	14,202
Consolidated core income	25,111	25,855	27,668

The following table shows the reconciliation of consolidated basic and diluted earnings per share, or EPS, attributable to common equity holders of PLDT to our consolidated basic and diluted core EPS for the years ended December 31, 2019, 2018 and 2017:

	2019		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(amounts in Php)
Consolidated EPS attributable to common equity holders of PLDT	103.97	103.97	87.28	87.28	61.61	61.61
Add (deduct) adjustments:
Manpower rightsizing program	10.73	10.73	5.52	5.52	—	—
Unrealized losses in fair value of investments	3.12	3.12	5.34	5.34	—	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs	0.75	0.75	(4.08)	(4.08)	(2.34)	(2.34)
Impairment of investment	0.16	0.16	0.80	0.80	11.86	11.86
Depreciation due to shortened life of property and equipment	—	—	14.06	14.06	41.52	41.52
Noncurrent asset impairment	—	—	9.82	9.82	13.12	13.12
Investment written-off	—	—	1.68	1.68	—	—
Others	—	—	(4.71)	(4.71)	—	—
Core income adjustment on equity share in net losses (gains) of associates and joint ventures	(1.05)	(1.05)	0.11	0.11	0.28	0.28
Foreign exchange losses (gains) – net	(1.73)	(1.73)	3.57	3.57	1.74	1.74
Total adjustments	11.98	11.98	32.11	32.11	66.18	66.18
Consolidated core EPS	115.95	115.95	119.39	119.39	127.79	127.79

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

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements, except for those that relate to the adoption of IFRS 16.  Selected critical judgments and estimates applied in the preparation of the annual consolidated financial statements as discussed below:

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

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

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

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory.  The following factors indicate that we control the goods before they are being transferred to customers.  Therefore, we determined that we are the principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment;
•	We bear inventory risk on our inventory before it has been transferred to the customer;
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited.  It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is provided at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

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

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component.  The stand-alone selling price is based on the price at which we regularly sell the non-service and service component in a separate transaction.

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

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account.  If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments (see Note 13 – Debt Instruments at Amortized Cost to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”), and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•	Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;
b.	The counterparty is in breach of financial covenant(s);
c.	An active market for that financial assets has disappeared because of financial difficulties;
d.	Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

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

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million as at December 31, 2017.  Impairment losses charged in our consolidated income statement amounted to Php540 million for the year ended December 31, 2017.  See related discussion on Note 12 – Financial Assets at FVPL – Investment of PLDT Online in Rocket Internet to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; and (c) AGS Indonesia, which uses the Indonesian Rupiah.

Reclassification of certain land and building from investment property to property and equipment

In 2018, ePLDT reclassified certain land and building amounting to Php1,236 million from investment property to property and equipment because of the change in use of the assets.  Prior to reclassification, these land and building were previously held for rental to third party lessees up to the end of the lease arrangement in 2018.  Management decided not to renew the lease contracts but instead use the land and building for business operations.  As such, management believes that the reclassification to property and equipment is appropriate given the change in use of these assets.  See Note 14 – Investment Properties to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determining the lease term of contracts with renewal and terminal options – Company as a Lessee – Beginning January 1, 2019

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Note 2 - Summary of Significant Accounting Policies - New and Amended Standards and Interpretations to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the accounting policy beginning January 1, 2019.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms.  We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as leased poles and circuits due to the significance of these assets to our operations.  These leases have a non-cancellable period (i.e., one to thirty years) and there will be a significant negative effect on our provision of services if a replacement is not readily available.  Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of right of use assets amounted to Php4,393 million for the year ended December 31, 2019.  Total lease liabilities amounted to Php16,315 million as at December 31, 2019.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses,
Note 10 – Leases and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Leases – Prior to January 1, 2019

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17.  Total lease expense amounted to Php7,321 million and Php7,016 million for the years ended December 31, 2018 and 2017, respectively.  Total finance lease obligations amounted to Php514 thousand as at December 31, 2018.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment in Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investment in Multisys gives PGIH a joint control in Multisys and thus is accounted for as investment in joint venture using the equity method of accounting in accordance with IAS 28, Investments in Associates and Joint Ventures.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investment of PGIH in Multisys to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

As a result of the subscriptions of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in an associate.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

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

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

IAS 28 provides that where an entity holds 20% or more of the voting power (directly or through subsidiaries) on an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.

PCEV entered into a Share Purchase Agreement with MPIC on May 30, 2016 and June 13, 2017, to sell its equity interest in Beacon for a total consideration of Php26,200 million and Php21,800 million, respectively.  Upon closing of these sale transactions, MPIC settled portion of the considerations and the balances are being paid in annual installments until June 2021.  MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.  The unpaid balance from MPIC is measured at fair value using discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After full divestment, PCEV continues to hold its representation in the Board of Directors and participate in decision making.  PCEV retained 50% proxy voting right.  The role of the representative of PCEV in the Board of Directors is not to jointly control the business but to ensure security of the payment of its outstanding receivables.  Thus, PCEV will remain to hold significant influence over Beacon.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investment of PCEV in Beacon to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2019 and 2018.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2019 and 2018.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

Upon adoption of the IFRIC 23, we assess whether we have any uncertain tax position and apply significant judgment in identifying uncertainties over our income tax treatments.  We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.  Accordingly, the interpretation did not have a significant impact on our consolidated financial statements.

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

Leases – Estimating the incremental borrowing rate, or IBR – Beginning January 1, 2019

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php16,315 million as at December 31, 2019.  See Note 2 – Summary of Significant Accounting Policies – IFRS 16, Leases and Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  In determining the fair value of PLDT’s retained interest in VIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Determining the recoverable amount of property and equipment, right-of-use assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

Total asset impairment recognized on noncurrent assets amounted to nil, Php2,122 million and Php3,913 million for the years ended December 31, 2019, 2018 and 2017, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities and Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property and equipment, right-of-use assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Investment Properties, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, respectively.

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

In 2019, 2018 and 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php2,048 million, Php15,807 million and Php19,481 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The Company expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment in 2019 amounting to Php1,458 million, Php1,397 million and Php46 million in 2020, 2021 and each of the years 2022 and 2023, respectively.

In 2019, we increased the estimated useful life of information origination and termination equipment due to technology advancement allowing for longer economic life of the subscriber equipment.  As a result, we recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

The total depreciation and amortization of property and equipment amounted to Php35,263 million, Php47,240 million and Php51,915 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php232,134 million and Php195,964 million as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php758 million, Php892 million and Php835 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Total carrying values of intangible assets with finite lives amounted to Php1,941 million and Php2,699 million as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php2,294 million and Php3,227 million as at December 31, 2019 and 2018, respectively.  Total consolidated provision from deferred income tax amounted to Php6,267 million and Php1,375 million for the years ended December 31, 2019 and 2018, respectively, while total consolidated benefit from deferred income tax amounted to Php2,738 million for the year ended December 31, 2017.  Total consolidated recognized net deferred income tax assets amounted to Php23,623 million and Php27,697 million as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities and financial assets at FVOCI and advances and other noncurrent assets

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

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables amounted to Php4,071 million and Php4,192 million for the years ended December 31, 2019 and 2018, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php22,436 million and Php24,056 million as at December 31, 2019 and 2018, respectively.

Total provision for expected credit losses for contract assets amounted to Php291 million and Php223 million for the years ended December 31, 2019 and 2018, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,747 million and Php3,268 million as at December 31, 2019 and 2018, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others.

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

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

Total provision for doubtful accounts for trade and other receivables amounted to Php3,438 million for the year ended December 31, 2017.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php33,761 million as at December 31, 2017.  See Note 4 – Operating Segment Information and Note 5 – Income and Expenses to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Pension and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,018 million, Php1,855 million and Php1,610 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The prepaid benefit costs amounted to Php342 million and Php393 million as at December 31, 2019 and 2018, respectively.  The accrued benefit costs amounted to Php8,985 million and Php7,182 million as at December 31, 2019 and 2018, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

On December 11, 2018, our Executive Compensation Committee, or ECC, approved our management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The revised set-up will include a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 31, 2020, a total of 742 thousand PLDT common shares have been acquired by the Trustee, of which 236 thousand, 302 thousand and 204 thousand PLDT common shares have been released to the eligible participants on March 12, 2020 for the 2019 annual grant, on March 28, 2019 for the 2018 annual grant and on April 5, 2018 for the 2017 annual grant, respectively.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million. The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php638 million, Php208 million and Php827 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php795 million as at December 31, 2019.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,767 million and Php1,656 million as at December 31, 2019 and 2018, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2019 amounted to Php1,657 million and Php173,457 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2018 amounted to Php2,168 million and Php143,392 million, respectively.  See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2019

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2019 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income (loss) before income tax, provision for income tax, net income (loss), segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2019, 2018 and 2017.  In each of the years ended December 31, 2019, 2018 and 2017, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2019, we reclassified our revenues and expenses to reflect the adjustments on transactions between our wholly-owned subsidiaries resulting to a decrease in service revenues and interconnections costs. The adjustments had no impact on our net income, EBITDA, EPS and the consolidated statements of financial position and cash flows. In 2018, we reclassified the presentation of VIH from wireless to other business resulting from the transfer from Smart to PCEV in April 2018.  In 2017, we changed the presentation of our expenses by combining certain line items to simplify our reporting while maintaining the same level of information. Accordingly, we changed prior years’ financial information to conform with the current years’ presentation in order to provide a clear comparison.

	Wireless	Fixed Line	Others(1)	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2019
Revenues	96,906	89,406	—	(17,125)	169,187
Expenses	74,359	72,385	101	(17,059)	129,786
Other income (expenses) – net	(5,023)	(259)	(2,112)	329	(7,065)
Income (loss) before income tax	17,524	16,762	(2,213)	263	32,336
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss)/Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
Adjusted EBITDA	52,789	33,162	(101)	(6,035)	79,815
Adjusted EBITDA margin(2)	58%	38%	—	—	49%
Core income	13,685	12,531	(1,151)	46	25,111
For the year ended December 31, 2018
Revenues	89,929	85,222	1,138	(13,375)	162,914
Expenses	82,246	77,782	4,093	(14,980)	149,141
Other income (expenses) – net	(625)	(45)	12,099	(2,387)	9,042
Income (loss) before income tax	7,058	7,395	9,144	(782)	22,815
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income (loss)/Segment profit (loss)	5,725	6,059	7,971	(782)	18,973
Adjusted EBITDA	34,235	30,875	(2,688)	1,605	64,027
Adjusted EBITDA margin(2)	41%	38%	—	—	42%
Core income	9,760	6,925	9,952	(782)	25,855
For the year ended December 31, 2017
Revenues	92,572	78,341	1,279	(13,259)	158,933
Expenses	97,651	63,864	2,774	(14,867)	149,422
Other income (expenses) – net	77	(3,323)	10,530	(2,226)	5,058
Income (loss) before income tax	(5,002)	11,154	9,035	(618)	14,569
Provision for (benefit from) income tax	(2,787)	3,680	210	—	1,103
Net income (loss)/Segment profit (loss)	(2,215)	7,474	8,825	(618)	13,466
Adjusted EBITDA	36,395	29,478	(1,307)	1,608	66,174
Adjusted EBITDA margin(2)	42%	39%	—	—	44%
Core income	9,812	8,846	9,628	(618)	27,668

(1)

Other business segment includes results of operations of Voyager Innovations Holdings, Pte. Ltd., or VIH, resulting from the transfer from Smart to PCEV in April 2018.  Consequently, we reclassified the presentation of VIH from Wireless to Other business segment.  Effective November 30, 2018, VIH was deconsolidated from PCEV.

(2)	Adjusted EBITDA margin for the year is measured as Adjusted EBITDA divided by service revenues.

Years Ended December 31, 2019 and 2018

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php169,187 million in 2019, an increase of Php6,273 million, or 4%, as compared with Php162,914 million in 2018, primarily due to higher revenues from data services in our Wireless and Fixed Line business segments, and higher revenues from voice services in our Fixed Line business segment, partially offset by lower revenues from voice, SMS and home broadband services in our Wireless business segment, and lower non-service revenues in our Wireless and Fixed Line business segments, as well as lower revenues from our Other business segment due to the deconsolidation of VIH in November 2018.

Our consolidated service revenues of Php161,355 million in 2019, increased by Php8,986 million, or 6%, from Php152,369 million in 2018, while our consolidated non-service revenues of Php7,832 million in 2019, decreased by Php2,713 million, or 26%, from Php10,545 million in 2018.

Consolidated service revenues, net of interconnection costs, amounted to Php157,717 million in 2019, an increase of Php10,841 million, or 7%, from Php146,876 million in 2018.

In compliance with Memorandum Circular No. 05-07-2018 issued by the National Telecommunications Commission, or NTC, the interconnection rate for our voice calls was reduced to Php0.50 per minute from Php2.50 per minute, and the rate for SMS was down to Php0.05 per message from Php0.15 per message effective
September 1, 2018.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2019 and 2018:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2019
Service Revenues
Wireless	90,661			(2,418)	88,243
Mobile	88,865			(1,042)	87,823
Home Broadband	85			—	85
MVNO and others	1,711			(1,376)	335
Fixed Line		87,819		(14,707)	73,112
Data		60,764		(7,977)	52,787
Corporate data and ICT		32,315		(7,835)	24,480
Home broadband		28,449		(142)	28,307
Voice		26,267		(6,377)	19,890
Miscellaneous		788		(353)	435
Others			—	—	—
Total Service Revenues	90,661	87,819	—	(17,125)	161,355
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,245	1,223	—	(30)	7,438
Point-product sales	—	364	—	30	394
Total Non-Service Revenues	6,245	1,587	—	—	7,832
Total Revenues	96,906	89,406	—	(17,125)	169,187
For the year ended December 31, 2018
Service Revenues
Wireless	83,001			(2,736)	80,265
Mobile	81,096			(1,192)	79,904
Home Broadband	155			—	155
MVNO and others	1,750			(1,544)	206
Fixed Line		81,648		(10,628)	71,020
Data		55,732		(6,228)	49,504
Corporate data and ICT		28,999		(5,973)	23,026
Home broadband		26,733		(255)	26,478
Voice		25,178		(4,030)	21,148
Miscellaneous		738		(370)	368
Others			1,094	(10)	1,084
Total Service Revenues	83,001	81,648	1,094	(13,374)	152,369
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,928	3,064	44	(8)	10,028
Point-product sales	—	510	—	7	517
Total Non-Service Revenues	6,928	3,574	44	(1)	10,545
Total Revenues	89,929	85,222	1,138	(13,375)	162,914

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	96,906	57	89,929	55	6,977	8
Fixed line	89,406	53	85,222	52	4,184	5
Others(1)	—	—	1,138	1	(1,138)	(100)
Inter-segment transactions	(17,125)	(10)	(13,375)	(8)	(3,750)	(28)
Consolidated	169,187	100	162,914	100	6,273	4

(1)	Other business segment includes revenues from digital platforms and mobile financial services.

Expenses

Consolidated expenses decreased by Php19,355 million, or 13%, to Php129,786 million in 2019 from Php149,141 million in 2018, primarily due to lower selling, general and administrative expenses, interconnection costs,  provisions and noncurrent asset impairment in our Wireless business segment, lower depreciation and amortization and noncurrent asset impairment in our Fixed Line business segment, and lower expenses in our Other business segment due to the deconsolidation of VIH, partially offset by higher depreciation and amortization in our Wireless business segment and higher interconnection costs in our Fixed Line business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	74,359	57	82,246	55	(7,887)	(10)
Fixed line	72,385	56	77,782	52	(5,397)	(7)
Others	101	—	4,093	3	(3,992)	(98)
Inter-segment transactions	(17,059)	(13)	(14,980)	(10)	(2,079)	(14)
Consolidated	129,786	100	149,141	100	(19,355)	(13)

Other Income (Expenses) – Net

Consolidated other expenses amounted to Php7,065 million in 2019, a change of Php16,107 million as against other income of Php9,042 million in 2018, primarily due to the combined effects of the following: (i) gain on the deconsolidation of VIH in 2018, lower realized gains on fair value of Rocket Internet investment, and higher equity share in net losses of VIH from our Other business segment; (ii) net losses on derivative financial instruments in 2019 as against net gains on derivative financial instruments in 2018 from our Wireless and Fixed Line business segments; and (iii) higher financing costs from our Wireless business segment.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Wireless	(5,023)	(625)	(4,398)	(704)
Fixed line	(259)	(45)	(214)	(476)
Others	(2,112)	12,099	(14,211)	(117)
Inter-segment transactions	329	(2,387)	2,716	114
Consolidated	(7,065)	9,042	(16,107)	(178)

Net Income (Loss)

Consolidated net income increased by Php3,813 million, or 20%, to Php22,786 million in 2019, from Php18,973 million in 2018, primarily due to higher net income from our Wireless and Fixed Line business segments, partly offset by net loss from our Other business segment as against net income in 2018.  Our consolidated basic and diluted EPS increased to Php103.97 in 2019 from Php87.28 in 2018.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2019 and 2018.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	13,101	58	5,725	30	7,376	129
Fixed line	11,421	50	6,059	32	5,362	88
Others	(1,769)	(8)	7,971	42	(9,740)	(122)
Inter-segment transactions	33	—	(782)	(4)	815	104
Consolidated	22,786	100	18,973	100	3,813	20

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php79,815 million in 2019, an increase of Php15,788 million, or 25%, as compared with Php64,027 million in 2018, primarily due to higher Adjusted EBITDA in our Wireless and Fixed Line business segments, as well as from our Other business segment due to the deconsolidation of VIH.

In 2019, we adopted IFRS 16 resulting to a reduction in rent expense of Php5,281 million, thereby contributing an improvement in Adjusted EBITDA, which was partially offset by the increase in manpower rightsizing program, or MRP, cost to Php3,296 million in 2019 from Php1,703 million in 2018.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	52,789	66	34,235	53	18,554	54
Fixed line	33,162	42	30,875	48	2,287	7
Others	(101)	—	(2,688)	(4)	2,587	96
Inter-segment transactions	(6,035)	(8)	1,605	3	(7,640)	(476)
Consolidated	79,815	100	64,027	100	15,788	25

Core Income

Our consolidated core income amounted to Php25,111 million in 2019, a decrease of Php744 million, or 3%, as compared with Php25,855 million in 2018 mainly on account of lower other income primarily due to last year’s gain on deconsolidation of VIH and lower realized gains on fair value of Rocket Internet investment, as well as higher provision for income tax and financing costs, partly offset by higher EBITDA and lower depreciation expense.  Our consolidated basic and diluted core EPS decreased to Php115.95 in 2019 from Php119.39 in 2018.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	13,685	55	9,760	38	3,925	40
Fixed line	12,531	50	6,925	27	5,606	81
Others	(1,151)	(5)	9,952	38	(11,103)	(112)
Inter-segment transactions	46	—	(782)	(3)	828	106
Consolidated	25,111	100	25,855	100	(744)	(3)

Our consolidated core income as adjusted for the effect of accelerated depreciation, asset sales and share in Voyager losses, or telco core income, amounted to Php27,080 million in 2019, an increase of Php3,033 million, or 13%, as compared with Php24,047 million in 2018 mainly due to higher EBITDA, partially offset by higher depreciation on account of depreciation of right-of-use asset resulting from the impact of IFRS 16 adoption, and higher provision for income tax and financing costs.

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php96,906 million from our Wireless business segment in 2019, an increase of Php6,977 million, or 8%, from Php89,929 million in 2018.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	88,865	92	81,096	90	7,769	10
Home broadband	85	—	155	—	(70)	(45)
MVNO and others(1)	1,711	2	1,750	2	(39)	(2)
Total Wireless Service Revenues	90,661	94	83,001	92	7,660	9
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	6,245	6	6,928	8	(683)	(10)
Total Wireless Revenues	96,906	100	89,929	100	6,977	8

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

Service Revenues

Our wireless service revenues in 2019 increased by Php7,660 million, or 9%, to Php90,661 million as compared with Php83,001 million in 2018, primarily due to higher mobile revenues, partly offset by lower home broadband revenues.  As a percentage of our total wireless revenues, service revenues accounted for 94% and 92% in 2019 and 2018, respectively.

Mobile Services

Our mobile service revenues amounted to Php88,865 million in 2019, an increase of Php7,769 million, or 10%, from Php81,096 million in 2018.  Mobile service revenues accounted for 98% of our wireless service revenues in each of 2019 and 2018.  In the third quarter of 2018, the revenue split allocation among voice, SMS and data for our mobile bundled plans was revised to reflect the observed usage behavior pattern of our subscribers based on the network study conducted of our Wireless business segment.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	52,848	59	38,350	47	14,498	38
Voice	24,597	28	28,052	35	(3,455)	(12)
SMS	9,907	11	13,103	16	(3,196)	(24)
Inbound roaming and others(1)	1,513	2	1,591	2	(78)	(5)
Total	88,865	100	81,096	100	7,769	10

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php14,498 million, or 38%, to Php52,848 million in 2019 from Php38,350 million in 2018 due to increased mobile internet usage driven mainly by enhanced data products and consumer engagement promotions, supported by continuous network improvement and LTE migration, partially offset by lower revenues from mobile broadband.  Data services accounted for 59% and 47% of our mobile service revenues in 2019 and 2018, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	48,399	91	33,207	87	15,192	46
Mobile broadband	3,547	7	4,589	12	(1,042)	(23)
Other data	902	2	554	1	348	63
Total	52,848	100	38,350	100	14,498	38

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php15,192 million, or 46%, to Php48,399 million in 2019 from Php33,207 million in 2018, primarily due to the following: (i) promoting of data and content-led products such as Giga Video, Giga Games, Giga Stories for mobile prepaid services, which increased usage of video, gaming and social media by Smart, TNT and Sun subscribers; (ii) launching promotions of products, such as Free Video Everyday and Free IG + FB For All, which increased the number of mobile data users and further stimulated data usage; (iii) increased data usage resulting from events and activities, such as vlogger & creator camps, nationwide grassroots gaming tournaments, and large-scale eSports events, which attracted video creators and gamers;
(iv) adoption of more accessible channels for customers to discover and buy mobile data services, such as *123#, online stores, malls and convenience store chains; (v) introduction of new data-led postpaid plans with the launch of Smart Signature; and (vi) LTE migration initiatives that further increased the number of LTE device users and LTE data users among our subscriber base.  Mobile internet services accounted for 54% and 41% of our mobile service revenues in 2019 and 2018, respectively.

Mobile broadband

Mobile broadband revenues amounted to Php3,547 million in 2019, a decrease of Php1,042 million, or 23%, from Php4,589 million in 2018, primarily due to a decrease in the number of subscribers using pocket WiFi as users shift to using mobile internet and fixed DSL/Fiber home broadband.  Mobile broadband services accounted for 4% and 6% of our mobile service revenues in 2019 and 2018, respectively.

Other data

Revenues from our other data services, which include value-added services, or VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php348 million, or 63%, to Php902 million in 2019 from Php554 million in 2018, primarily due to revenues from VAS related to mobile gaming and other pay with mobile online subscriptions and purchases.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,455 million, or 12%, to Php24,597 million in 2019 from Php28,052 million in 2018, mainly on account of lower traffic due to subscribers’ shift to alternative calling options and other OTT services, and the impact of reduction in interconnection rates for voice services, as mandated by the NTC effective September 2018.  Mobile voice services accounted for 28% and 35% of our mobile service revenues in 2019 and 2018, respectively.

Domestic voice service revenues decreased by Php1,656 million, or 7%, to Php21,830 million in 2019 from Php23,486 million in 2018, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php1,799 million, or 39%, to Php2,767 million in 2019 from Php4,566 million in 2018, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php3,196 million, or 24%, to Php9,907 million in 2019 from Php13,103 million in 2018 mainly due to the declining SMS volumes as a result of alternative text messaging options, such as OTT services and social media, and the impact of the reduction in interconnection rates for SMS services.  Mobile SMS services accounted for 11% and 16% of our mobile service revenues in 2019 and 2018, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php78 million, or 5%, to Php1,513 million in 2019 from Php1,591 million in 2018 due to lower other subscriber-related income.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2019 and 2018:

			Increase (Decrease)
	2019	2018	Amount	%
	(amounts in million Php)
Mobile service revenues	88,865	81,096	7,769	10
By service type
Prepaid	67,850	59,914	7,936	13
Postpaid	19,502	19,591	(89)	—
Inbound roaming and others	1,513	1,591	(78)	(5)

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php67,850 million in 2019, an increase of Php7,936 million, or 13%, as compared with Php59,914 million in 2018.  Mobile prepaid service revenues accounted for 76% and 74% of mobile service revenues in 2019 and 2018, respectively.  The increase in revenues from our mobile prepaid services was primarily driven by a higher mobile prepaid subscriber base combined with higher average daily top-up by mobile prepaid subscribers and sustained growth in mobile internet usages.

Postpaid Revenues

Revenues generated from mobile postpaid services amounted to Php19,502 million in 2019, lower by Php89 million as compared with Php19,591 million in 2018, and accounted for 22% and 24% of mobile service revenues in 2019 and 2018, respectively.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2019 and 2018:

			Increase
	2019	2018	Amount	%
Mobile subscriber base
Smart(1)	27,335,602	21,956,289	5,379,313	25
Prepaid	25,866,195	20,532,174	5,334,021	26
Postpaid	1,469,407	1,424,115	45,292	3
TNT	38,308,363	31,893,641	6,414,722	20
Sun(1)	7,474,190	6,649,087	825,103	12
Prepaid	6,547,231	5,753,163	794,068	14
Postpaid	926,959	895,924	31,035	3
Total mobile subscribers	73,118,155	60,499,017	12,619,138	21

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

In compliance with Memorandum Circular (MC) No. 05-12-2017 issued jointly by the NTC, DICT and DTI, Smart, TNT, and Sun extended the validity of prepaid loads to one year from the date of latest top-up.  Beginning January 2018, the one-year validity was implemented particularly on prepaid loads worth Php300 and above.  In July 2018, the one-year validity was fully implemented for all prepaid loads, including denominations lower than Php300, regardless of the validity period printed on the physical cards already out in the market.

The average monthly churn rates for Smart Prepaid subscribers were 4.1% and 6.5% in 2019 and 2018, respectively, while the average monthly churn rates for TNT subscribers were 4.0% and 5.8% in 2019 and 2018, respectively.  The average monthly churn rates for Sun Prepaid subscribers were 4.5% and 6.1% in 2019 and 2018, respectively.

The average monthly churn rates for Smart Postpaid subscribers were 2.1% and 2.0% in 2019 and 2018, respectively, and 2.0% and 3.5% in 2019 and 2018, respectively, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2019 and 2018:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2019	2018	Amount	%	2019	2018	Amount	%
	(amounts in Php)				(amounts in Php)
Prepaid
Smart	132	130	2	2	116	118	(2)	(2)
TNT	77	79	(2)	(3)	69	71	(2)	(3)
Sun	84	89	(5)	(6)	75	81	(6)	(7)
Postpaid
Smart	824	836	(12)	(1)	806	819	(13)	(2)
Sun	418	403	15	4	411	401	10	2

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

Home Broadband

Revenues from our Home Broadband services amounted to Php85 million in 2019, a decrease of Php70 million, or 45%, from Php155 million in 2018, primarily due to a decrease in the number of subscribers.

MVNO and Others

Revenues from our MVNO and other services amounted to Php1,711 million in 2019, a decrease of Php39 million, or 2%, from Php1,750 million in 2018.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues decreased by Php683 million, or 10%, to Php6,245 million in 2019 from Php6,928 million in 2018, primarily due to lower issuances and decrease in average selling price per unit of mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php74,359 million in 2019, a decrease of Php7,887 million, or 10%, from Php82,246 million in 2018.  The decrease was mainly attributable to lower selling, general and administrative expenses, interconnection costs, provisions, asset impairment, and cost of sales and services, partially offset by higher depreciation and amortization.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 77% and 91% in 2019 and 2018, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2019 and 2018 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	32,009	43	39,693	48	(7,684)	(19)
Depreciation and amortization	29,484	40	24,778	30	4,706	19
Cost of sales and services	9,324	13	9,989	12	(665)	(7)
Interconnection costs	2,409	3	4,467	6	(2,058)	(46)
Provisions	1,011	1	2,173	3	(1,162)	(53)
Asset impairment	122	—	1,146	1	(1,024)	(89)
Total	74,359	100	82,246	100	(7,887)	(10)

Selling, general and administrative expenses decreased by Php7,684 million, or 19%, to Php32,009 million, primarily due to lower rent resulting mainly from the impact of IFRS 16 adoption, lower taxes and licenses, and professional and other contracted services, partly offset by higher expenses related to repairs and maintenance, compensation and employee benefits, and selling and promotions.

Depreciation and amortization charges increased by Php4,706 million, or 19%, to Php29,484 million, on account of depreciation of right-of-use asset resulting from the impact of IFRS 16 adoption and increase in depreciation of property and equipment due to higher asset base, partly offset by lower depreciation recognized due to shortened life of certain data network platform and other technology equipment resulting from the ongoing transformation projects.

Cost of sales and services decreased by Php665 million, or 7%, to Php9,324 million, primarily due to lower average cost per unit of mobile handsets and lower cost of services, mainly content costs.

Interconnection costs decreased by Php2,058 million, or 46%, to Php2,409 million, primarily due to lower interconnection cost on domestic voice and SMS services, as a result of the impact of reduction in interconnection rates, combined with lower traffic.

Provisions decreased by Php1,162 million, or 53%, to Php1,011 million, primarily due to lower provision for expected credit losses and lower provision for inventory obsolescence, for both trade inventories and network materials.

Asset impairment decreased by Php1,024 million, or 89%, to Php122 million, primarily due to the impairment of certain network equipment in 2018 as a result of continued network convergence strategy of DMPI.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses) - net:
Financing costs – net	(6,422)	(1,865)	(4,557)	(244)
Gains (losses) on derivative financial instruments – net	(243)	449	(692)	(154)
Equity share in net earnings (losses) of associates	—	62	(62)	(100)
Foreign exchange gains (losses) – net	118	(125)	243	194
Interest income	703	719	(16)	(2)
Other income – net	821	135	686	508
Total	(5,023)	(625)	(4,398)	(704)

Our Wireless business segment’s other expenses amounted to Php5,023 million in 2019, an increase of Php4,398 million from Php625 million in 2018, primarily due to the combined effects of the following: (i) higher net financing costs by Php4,557 million mainly attributed to the impact of IFRS 16 adoption; (ii) net losses on derivative financial instruments of Php243 million in 2019 as against net gains on derivative financial instruments of Php449 million in 2018 mainly due to the appreciation of the Philippine peso relative to the U.S. dollar in 2019 as against the depreciation of the Philippine peso relative to the U.S. dollar in 2018; (iii) equity share in net earnings of associates of Php62 million in 2018; (iv) lower interest income by Php16 million; (v) net foreign exchange gains of Php118 million in 2019 as against net foreign exchange losses of Php125 million in 2018, on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso relative to the U.S. dollar in 2019 as against the depreciation of the Philippine peso relative to the U.S. dollar in 2018; and (vi) higher other income – net by Php686 million mainly due to higher rental income, income from management services and other miscellaneous income.

Provision for Income Tax

Provision for income tax amounted to Php4,423 million in 2019, an increase of Php3,090 million from Php1,333 million in 2018 mainly due to higher taxable income.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php7,376 million, or 129%, to Php13,101 million in 2019 from Php5,725 million in 2018.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php18,554 million, or 54%, to Php52,789 million in 2019 from Php34,235 million in 2018.  Adjusted EBITDA margin increased to 58% in 2019 from 41% in 2018.

Core Income

Our Wireless business segment’s core income increased by Php3,925 million, or 40%, to Php13,685 million in 2019 from Php9,760 million in 2018, mainly on account of higher EBITDA, partially offset by higher depreciation expense, net financing costs and provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php89,406 million in 2019, an increase of Php4,184 million, or 5%, from Php85,222 million in 2018.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	60,764	68	55,732	65	5,032	9
Voice	26,267	29	25,178	30	1,089	4
Miscellaneous	788	1	738	1	50	7
	87,819	98	81,648	96	6,171	8
Non-Service Revenues:
Sale of computers, phone units and point-product sales	1,587	2	3,574	4	(1,987)	(56)
Total Fixed Line Revenues	89,406	100	85,222	100	4,184	5

Service Revenues

Our fixed line service revenues increased by Php6,171 million, or 8%, to Php87,819 million in 2019 from Php81,648 million in 2018, primarily due to higher revenues from our data and voice services.  In the second quarter of 2018, the revenue split allocation between voice and data for our fixed line bundled plans was revised, in favor of data, to reflect the result of a network usage study of our Fixed Line business segment.

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2019 and 2018:

			Increase
	2019	2018	Amount	%
	(amounts in million Php)
Data service revenues	60,764	55,732	5,032	9
Corporate data and ICT	32,315	28,999	3,316	11
Home Broadband	28,449	26,733	1,716	6

Our data services posted revenues of Php60,764 million in 2019, an increase of Php5,032 million, or 9%, from Php55,732 million in 2018, primarily due to higher revenues from corporate data and leased lines, data center and ICT, and home broadband services.  The percentage contribution of this service segment to our fixed line service revenues accounted for 69% and 68% in 2019 and 2018, respectively.

Corporate Data and ICT

Corporate data services amounted to Php26,681 million in 2019, an increase of Php2,690 million, or 11%, as compared with Php23,991 million in 2018, mainly due to the sustained demand for broadband internet and data networking services.  Corporate data revenues accounted for 44% and 43% of total data services in 2019 and 2018, respectively.

ICT revenues increased by Php626 million, or 13%, to Php5,634 million in 2019 from Php5,008 million in 2018 mainly due to higher revenues from Data Centers, Cloud, Cybersecurity and managed IT services.  The percentage contribution of this service segment to our total data service revenues accounted for 9% in each of 2019 and 2018.

Home Broadband

Home broadband data revenues amounted to Php28,449 million in 2019, an increase of Php1,716 million, or 6%, from Php26,733 million in 2018.  This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and a nationwide roll-out of its fiber-to-the-home, or FTTH, network.  Home broadband revenues accounted for 47% and 48% of total data service revenues in 2019 and 2018, respectively.  As at December 31, 2019, PLDT’s FTTH nationwide network rollout passed 7.2 million homes.

Voice Services

Revenues from our voice services increased by Php1,089 million, or 4%, to Php26,267 million in 2019 from Php25,178 million in 2018, primarily due to higher revenues from international services of PLDT Global, partly offset by lower revenues from domestic and local exchange services.  The decline in local exchange and domestic services was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as subscribers’ shift to mobile services.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 30% and 31% in 2019 and 2018, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues increased by Php50 million, or 7%, to Php788 million in 2019 from Php738 million in 2018.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% in each of 2019 and 2018.

Non-service Revenues

Non-service revenues decreased by Php1,987 million, or 56%, to Php1,587 million in 2019 from Php3,574 million in 2018, primarily due to lower sale of Telpad units, computer bundles, managed ICT equipment and Ultera devices.

Expenses

Expenses related to our Fixed Line business segment totaled Php72,385 million in 2019, a decrease of Php5,397 million, or 7%, as compared with Php77,782 million in 2018.  The decrease was primarily due to lower expenses related to depreciation and amortization, asset impairment, cost of sales and services, and selling, general and administrative expenses, partly offset by higher interconnection costs.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 81% and 91% in 2019 and 2018, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2019 and 2018 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	40,856	56	41,065	53	(209)	(1)
Depreciation and amortization	16,141	22	22,303	29	(6,162)	(28)
Interconnection costs	7,577	11	5,145	7	2,432	47
Cost of sales and services	4,112	6	4,523	6	(411)	(9)
Provisions	3,530	5	3,547	4	(17)	—
Asset impairment	169	—	1,199	1	(1,030)	(86)
Total	72,385	100	77,782	100	(5,397)	(7)

Selling, general and administrative expenses decreased by Php209 million, or 1%, to Php40,856 million primarily due to lower rent expenses, mainly due to the impact of IFRS 16 adoption, as well as lower selling and promotions expenses, partly offset by higher compensation and employee benefits resulting from higher MRP expenses, professional and other contracted services, taxes and licenses, repairs and maintenance, and communication, training and travel expenses.

Depreciation and amortization charges decreased by Php6,162 million, or 28%, to Php16,141 million mainly on account of lower depreciation due to shortened life of certain network equipment in 2018 resulting from the modernization of facilities to adopt more effective technologies, partly offset by depreciation of right-of-use asset due to the impact of IFRS 16 adoption.

Interconnection costs increased by Php2,432 million, or 47%, to Php7,577 million, primarily due to higher international interconnection costs of PLDT Global, partly offset by lower domestic interconnection costs, mainly due to the impact of reduction in interconnection rate for voice services.

Cost of sales and services decreased by Php411 million, or 9%, to Php4,112 million, primarily due to lower cost of Telpad units, computer bundles, managed ICT equipment and Ultera devices, partly offset by higher cost of services.

Provisions decreased by Php17 million to Php3,530 million, primarily due to lower provision for inventory obsolescence, partly offset by higher provision for expected credit losses mainly from our Home trade receivables and contract assets.

Asset impairment decreased by Php1,030 million, or 86%, to Php169 million, primarily due to impairment provision for certain property and equipment of Digitel in 2018.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses) - net:
Financing costs – net	(5,078)	(5,195)	117	2
Gains (losses) on derivative financial instruments – net	(196)	355	(551)	(155)
Foreign exchange gains (losses) - net	400	(58)	458	790
Equity share in net earnings of associates	568	171	397	232
Interest income	680	812	(132)	(16)
Other income – net	3,367	3,870	(503)	(13)
Total	(259)	(45)	(214)	(476)

Our Fixed Line business segment’s other expenses amounted to Php259 million in 2019, an increase of Php214 million from Php45 million in 2018, primarily due to the combined effects of the following: (i) net losses on derivative financial instruments of Php196 million in 2019 as against net gains on derivative financial instruments of Php355 million in 2018 mainly due to the appreciation of the Philippine peso relative to the U.S. dollar in 2019 as against the depreciation of the Philippine peso relative to the U.S. dollar in 2018; (ii) lower other income – net by Php503 million; (iii) lower interest income by Php132 million; (iv) higher equity share in net earnings of associates by Php397 million; (v) lower net financing costs by Php117 million mainly due to higher capitalized interest and lower weighted average loan principal amount, partly offset by the impact of IFRS 16 adoption; and (vi) net foreign exchange gains of Php400 million in 2019 as against net foreign exchange losses of Php58 million in 2018, on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso relative to the U.S. dollar in 2019 as against the depreciation of the Philippine peso relative to the U.S. dollar in 2018.

Provision for Income Tax

Provision for income tax amounted to Php5,341 million in 2019, an increase of Php4,005 million from Php1,336 million in 2018, primarily due to higher taxable income.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php11,421 million in 2019, an increase of Php5,362 million, or 88%, as compared with Php6,059 million in 2018.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php2,287 million, or 7%, to Php33,162 million in 2019 from Php30,875 million in 2018.  Adjusted EBITDA margin remained stable at 38% for each of 2019 and 2018.

Core Income

Our Fixed Line business segment’s core income increased by Php5,606 million, or 81%, to Php12,531 million in 2019 from Php6,925 million in 2018, primarily as a result of lower depreciation expenses and higher EBITDA, partly offset by higher provision for income tax.

Others

Revenues

Revenues generated from our Other business segment, which include revenues from digital platforms and mobile financial services, amounted to nil and Php1,138 million in 2019 and 2018, respectively, due mainly to the deconsolidation of VIH in November 2018.

Expenses

Expenses related to our Other business segment totaled Php101 million in 2019, a decrease of Php3,992 million, or 98%, from Php4,093 million in 2018, due mainly to the deconsolidation of VIH.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our Other business segment’s other income (expenses) – net for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses) - net:
Interest income	362	536	(174)	(32)
Gain on derivative financial instruments – net	155	282	(127)	(45)
Gain on deconsolidation of VIH	—	12,054	(12,054)	(100)
Financing costs – net	—	(131)	131	100
Foreign exchange losses	(76)	(588)	512	87
Equity share in net losses of associates and joint ventures	(2,103)	(320)	(1,783)	(557)
Other income (expenses) – net	(450)	266	(716)	(269)
Total	(2,112)	12,099	(14,211)	(117)

Our Other business segment’s other expenses amounted to Php2,112 million in 2019, a change of Php14,211 million as against other income of Php12,099 million in 2018, primarily due to the combined effects of the following: (i) lower other income – net by Php12,770 million mainly due to gain on deconsolidation of VIH of Php12,054 million in 2018 and lower realized gains on fair value of Rocket Internet investment, as well as unrealized loss on fair value of Phunware investment in 2019; (ii) higher equity share in net losses of associates and joint ventures by Php1,783 million mainly due to equity share in net losses of VIH amounting to Php2,268 million in 2019; (iii) lower interest income by Php174 million; (iv) lower net gains on derivative financial instruments by Php127 million; (v) lower net financing costs by Php131 million; and (vi) lower net foreign exchange losses by Php512 million mainly due to the appreciation of the Philippine peso relative to the U.S. dollar in 2019 as against the depreciation of the Philippine peso relative to the U.S. dollar in 2018.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php1,769 million in 2019, a change of Php9,740 million as against net income of Php7,971 million in 2018.

Core Income (Loss)

Our Other business segment’s core loss amounted to Php1,151 million in 2019, a change of Php11,103 million as against core income of Php9,952 million in 2018.

Years ended December 31, 2018 and 2017

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php162,914 million in 2018, an increase of Php3,981 million, or 3%, as compared with Php158,933 million in 2017, primarily due to higher revenues from data services in our Fixed Line business segment, as well as higher non-service revenues from our Wireless business segment, partially offset by lower revenues from mobile and home broadband services from our Wireless business segment, and lower voice revenues from our Fixed Line business segment.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2018 and 2017:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2018
Service Revenues
Wireless	83,001			(2,736)	80,265
Mobile	81,096			(1,192)	79,904
Home Broadband	155			—	155
MVNO and others	1,750			(1,544)	206
Fixed Line		81,648		(10,628)	71,020
Data		55,732		(6,228)	49,504
Corporate data and ICT		28,999		(5,973)	23,026
Home broadband		26,733		(255)	26,478
Voice		25,178		(4,030)	21,148
Miscellaneous		738		(370)	368
Others			1,094	(10)	1,084
Total Service Revenues	83,001	81,648	1,094	(13,374)	152,369
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,928	3,064	44	(8)	10,028
Point-product sales	—	510	—	7	517
Total Non-Service Revenues	6,928	3,574	44	(1)	10,545
Total Revenues	89,929	85,222	1,138	(13,375)	162,914
For the year ended December 31, 2017
Service Revenues
Wireless	87,412			(1,284)	86,128
Mobile	84,439			(1,273)	83,166
Home Broadband	2,556			(9)	2,547
MVNO and others	417			(2)	415
Fixed Line		74,757		(11,939)	62,818
Data		44,294		(6,849)	37,445
Corporate data and ICT		26,240		(6,604)	19,636
Home broadband		18,054		(245)	17,809
Voice		28,500		(4,197)	24,303
Miscellaneous		1,963		(893)	1,070
Others			1,256	(30)	1,226
Total Service Revenues	87,412	74,757	1,256	(13,253)	150,172
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	5,160	2,724	23	(18)	7,889
Point-product sales	—	860	—	12	872
Total Non-Service Revenues	5,160	3,584	23	(6)	8,761
Total Revenues	92,572	78,341	1,279	(13,259)	158,933

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	89,929	55	92,572	58	(2,643)	(3)
Fixed line	85,222	52	78,341	49	6,881	9
Others(1)	1,138	1	1,279	1	(141)	(11)
Inter-segment transactions	(13,375)	(8)	(13,259)	(8)	(116)	(1)
Consolidated	162,914	100	158,933	100	3,981	3
(1)	Other business segment includes revenues from digital platforms and mobile financial services.

Expenses

Consolidated expenses decreased by Php281 million to Php149,141 million in 2018 from Php149,422 million in 2017, primarily due to lower depreciation and amortization, and interconnection costs in our Wireless business segment, partially offset by higher depreciation and amortization, asset impairment, general and administrative expenses, asset impairment and provisions in our Fixed Line business segment, and higher cost of sales and services in our Wireless business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	82,246	55	97,651	65	(15,405)	(16)
Fixed line	77,782	52	63,864	43	13,918	22
Others	4,093	3	2,774	2	1,319	48
Inter-segment transactions	(14,980)	(10)	(14,867)	(10)	(113)	(1)
Consolidated	149,141	100	149,422	100	(281)	—

Other Income (Expenses) – Net

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

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Wireless	(625)	77	(702)	(912)
Fixed line	(45)	(3,323)	3,278	99
Others	12,099	10,530	1,569	15
Inter-segment transactions	(2,387)	(2,226)	(161)	(7)
Consolidated	9,042	5,058	3,984	(79)

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

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
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
	(amounts in million Php)
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
	(amounts in million Php)
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

The following table summarizes our total revenues by service from our wireless business for the years ended December 31, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	81,096	90	84,439	91	(3,343)	(4)
Home Broadband	155	—	2,556	3	(2,401)	(94)
MVNO and others(1)	1,750	2	417	—	1,333	320
Total Wireless Service Revenues	83,001	92	87,412	94	(4,411)	(5)

Non-Service Revenues:
Sale of mobile handsets and broadband data modems	6,928	8	5,160	6	1,768	34
Total Wireless Revenues	89,929	100	92,572	100	(2,643)	(3)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

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

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
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

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	33,207	87	20,086	76	13,121	65
Mobile broadband	4,589	12	6,030	23	(1,441)	(24)
Other data(2)	554	1	165	1	389	236
Total	38,350	100	26,281	100	12,069	46

(1)	Includes revenues from web-based services, net of discounts and content provider costs.
(2)	Beginning third quarter of 2018, revenues from other data include VAS.

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

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2018 and 2017:

			Increase (Decrease)
	2018	2017	Amount	%
	(amounts in million Php)
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

Subscriber Base, ARPU and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2018 and 2017:

			Increase (Decrease)
	2018	2017	Amount	%
Mobile subscriber base
Smart(1)	21,956,289	21,821,441	134,848	1
Prepaid	20,532,174	20,433,351	98,823	—
Postpaid	1,424,115	1,388,090	36,025	3
TNT	31,893,641	28,807,964	3,085,677	11
Sun(1)	6,649,087	7,664,503	(1,015,416)	(13)
Prepaid	5,753,163	6,535,331	(782,168)	(12)
Postpaid	895,924	1,129,172	(233,248)	(21)
Total wireless subscribers	60,499,017	58,293,908	2,205,109	4

(1)	Includes mobile broadband subscribers.

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
	(amounts in Php)
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
	(amounts in million Php)
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

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Other Income (Expenses) - net:
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

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2018 and 2017 :

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	55,732	65	44,294	57	11,438	26
Voice	25,178	30	28,500	36	(3,322)	(12)
Miscellaneous	738	1	1,963	3	(1,225)	(62)
	81,648	96	74,757	95	6,891	9
Non-Service Revenues:
Sale of computers, phone units and point-product sales	3,574	4	3,584	5	(10)	—
Total Fixed Line Revenues	85,222	100	78,341	100	6,881	9

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

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2018 and 2017:

			Increase
	2018	2017	Amount	%
	(amounts in million Php)
Data service revenues	55,732	44,294	11,438	26
Corporate data and ICT	28,999	26,240	2,759	11
Home broadband	26,733	18,054	8,679	48

Our data services posted revenues of Php55,732 million in 2018, an increase of Php11,438 million, or 26%, from Php44,294 million in 2017, primarily due to higher home broadband revenues from DSL and Fibr, higher corporate data and leased lines, and higher data center and ICT revenues.  The percentage contribution of this service segment to our fixed line service revenues accounted for 68% and 59% for the years ended December 31, 2018 and 2017, respectively.

Corporate Data and ICT

Corporate data services amounted to Php23,991 million in 2018, an increase of Php1,102 million, or 5%, as compared with Php22,889 million in 2017, mainly due to sustained market traction of internet services, such as Dedicated Internet Access and FibrBiz, as a result of higher internet connectivity requirements, and key Multiprotocol Label Switching solutions, such as IP-VPN, Metro Ethernet and Shops.Work.  Corporate data revenues accounted for 43% and 52% of total data services in the years ended December 31, 2018 and 2017, respectively.

ICT revenues increased by Php1,657 million, or 49%, to Php5,008 million in 2018 from Php3,351 million in 2017 mainly due to higher revenues from colocation and managed IT services.  The percentage contribution of this service segment to our total data service revenues accounted for 9% and 7% in the years ended December 31, 2018 and 2017, respectively.

Home Broadband

Home broadband data revenues amounted to Php26,733 million in 2018, an increase of Php8,679 million, or 48%, from Php18,054 million in 2017.  This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and a nationwide roll-out of its fiber-to-the-home, or FTTH, network, and the transfer of Ultera and WiMAX businesses from SBI, as well as the impact of the revised revenue split allocation.  Home broadband revenues accounted for 48% and 41% of total data service revenues in the years ended December 31, 2018 and 2017, respectively.  In 2018, PLDT’s FTTH nationwide network rollout has passed 6.3 million homes.

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

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php1,225 million, or 62%, to Php738 million in 2018 from Php1,963 million in 2017 mainly due to lower management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% and 3% for the years ended December 31, 2018 and 2017, respectively.

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

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2017 and 2016 and the percentage of each expense in relation item to the total:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	41,065	53	37,390	59	3,675	10
Depreciation and amortization	22,303	29	15,001	23	7,302	49
Interconnection costs	5,145	7	4,587	7	558	12
Cost of sales and services	4,523	6	4,788	8	(265)	(6)
Provisions	3,547	4	2,098	3	1,449	69
Asset impairment	1,199	1	—	—	1,199	100
Total	77,782	100	63,864	100	13,918	22

Selling, general and administrative expenses increased by Php3,675 million, or 10%, to Php41,065 million primarily due to higher professional and other contracted services, repairs and maintenance, rent, and selling and promotions expenses, partly offset by lower compensation and employee benefits, mainly as a result of lower incentive plan and MRP costs.

Depreciation and amortization charges increased by Php7,302 million, or 49%, to Php22,303 million mainly due to a higher depreciable asset base and depreciation due to shortened life of certain network equipment resulting from the modernization of facilities to adopt more effective technologies, such as VVDSL and FTTH.

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

Provisions increased by Php1,449 million, or 69%, to Php3,547 million, primarily due to higher provision for expected credit losses mainly due to lower collection efficiency by 1% and provision for unbilled receivables relating to devices, as well as higher provision for inventory obsolescence due to provision for network materials resulting from the modernization of facilities.

Asset impairment amounted to Php1,199 million in 2018 primarily due to the impairment provision for certain property and equipment of Digitel.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Other Income (Expenses) - net:
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

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php6,059 million in 2018, a decrease of Php1,415 million, or 19%, as compared with Php7,474 million in 2017.

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

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for our Other business segment for the years ended December 31, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Other Income (Expenses) - net:
Gain on deconsolidation of VIH	12,054	—	12,054	100
Interest income	536	655	(119)	(18)
Gains on derivative financial instruments – net	282	—	282	100
Financing costs – net	(131)	(214)	83	39
Equity share in net earnings (losses) of associates and joint ventures	(320)	2,991	(3,311)	(111)
Foreign exchange losses	(588)	(256)	(332)	(130)
Other income – net	266	7,354	(7,088)	(96)
Total	12,099	10,530	1,569	15

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

Core Income

Our Other business segment’s core income amounted to Php9,952 million in 2018, an increase of Php324 million, or 3%, as compared with Php9,628 million in 2017, primarily as a result of higher miscellaneous income, partially offset by equity share in net losses of associates and joint ventures in 2018, higher negative EBITDA and higher provision for income tax.

Plans

We are the leading telecommunications and digital services provider in the Philippines.  We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our current estimate for our consolidated capital expenditures in 2020 is approximately Php83 billion, of which approximately Php65 billion is expected to be spent on network maintenance and expansion and IT projects, mainly to support the growing data traffic, and approximately Php18 billion is expected to be spent for broadband installations.  Our capital spending is focused on our objective to improve network quality and provide customers a superior data experience.

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

In March 2019, Smart signed a Memorandum of Understanding with Nokia, where both will collaborate in identifying innovative real world and enterprise-led 5G standalone (5G SA) solutions, such as artificial intelligence, drones, and IoT applications, for use in schools, colleges and universities. This will be done through the combined capabilities of the PLDT-Smart 5G Technolab in Makati and the Nokia Technology Center in Quezon City.

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

We expect to fund incremental capital expenditures from loan financing, free cash flow and proceeds from sale of real estate assets and Rocket Internet shares.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2019, 2018 and 2017 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2019 and 2018:

	2019	2018	2017
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	69,392	61,116	56,114
Net cash flows used in investing activities	84,316	(25,054)	(21,060)
Payment for purchase of property and equipment	(89,701)	(48,771)	(37,432)
Net cash flows used in financing activities	11,613	(18,144)	(40,319)
Net increase (decrease) in cash and cash equivalents	(27,285)	18,749	(5,817)

	2019	2018
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	172,834	155,835

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	19,722	20,441
Total interest-bearing financial liabilities	192,556	176,276
Total equity attributable to equity holders of PLDT	111,987	112,358
	304,543	288,634
Other Selected Financial Data
Total assets	525,027	482,750
Property and equipment	232,134	195,964
Cash and cash equivalents	24,369	51,654
Short-term investments	314	1,165

Our consolidated cash and cash equivalents and short-term investments totaled Php24,683 million as at December 31, 2019.  Principal sources of consolidated cash and cash equivalents in 2019 were cash flows from operating activities amounting to Php69,392 million, proceeds from availment of long-term debt of Php37,500 million, interest received of Php1,723 million, collection of receivables from Metro Pacific Investments Corporation, or MPIC, of Php1,771 million, proceeds from disposal of Rocket Internet shares of Php1,021 million and net proceeds from maturity of short-term investments of Php843 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php89,701 million;
(2) debt principal and interest payments of Php20,494 million and Php7,143 million, respectively; (3) cash dividend payments of Php15,592 million; and (4) settlement of obligations under lease liabilities of Php5,399 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php52,819 million as at December 31, 2018.  Principal sources of consolidated cash and cash equivalents in 2018 were: (1) cash flows from operating activities amounting to Php61,116 million; (2) proceeds from availment of long-term debt of Php20,500 million; (3) proceeds from disposal of Rocket Internet shares of Php11,400 million and proceeds from repurchase of Matrixx’s Convertible Series B Preferred Stock of Php237 million; (4) proceeds from sale and collection of receivables from MPIC of Php6,976 million and Php4,451 million, respectively; (5) proceeds from disposal of Hastings PDRs of Php1,664 million; (6) interest received of Php1,115 million; (7) proceeds from collection of derivative financial instruments of Php886 million; and (8) proceeds from disposal of property and equipment of Php345 million.  These funds were used principally for: (1) payment for purchase of property and equipment, including capitalized interest, of Php48,771 million; (2) debt principal and interest payments of Php18,740 million and Php6,614 million, respectively; (3) cash dividend payments of Php13,928 million; and (4) payment for purchase of investment in Multisys of Php1,588 million and net decrease in cash resulting from deconsolidation of VIH of Php1,186 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php8,276 million, or 14%, to Php69,392 million in 2019 from Php61,116 million in 2018, primarily due to higher operating income, higher level of collection of receivables, and lower level of settlement of accounts payable, partly offset by higher prepayments, higher pension contribution and higher settlement of other noncurrent liabilities.

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

Cash flows provided by operating activities of our Wireless business segment increased by Php4,954 million, or 13%, to Php44,250 million in 2019 from Php39,296 million in 2018, primarily due to higher operating income, lower level of settlement of accounts payable and higher level of collection of receivables, partly offset by higher prepayments and higher level of settlement of other noncurrent liabilities.  Cash flows provided by operating activities of our Fixed Line business segment decreased by Php2,300 million, or 10%, to Php20,301 million in 2019 from Php22,601 million in 2018 primarily due to higher pension contribution, lower level of collection of receivables and higher level of settlement of accrued expenses and other current liabilities, partially offset by lower corporate taxes paid.  Cash flows used in operating activities of our Other business segment increased by Php50 million, or 15%, to Php379 million in 2019 from Php329 million in 2018, primarily due to higher level of settlement of accounts payable, partly offset by lower operating loss, higher level of collection of receivables, and lower level of settlement of accrued expenses and other current liabilities.

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

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php84,316 million in 2019, an increase of Php59,262 million from Php25,054 million in 2018, primarily due to the combined effects of the following: (1) higher payment for purchase of property and equipment, including capitalized interest, by Php40,930 million; (2) lower proceeds from sale of Rocket Internet shares by Php10,379 million and proceeds from repurchase of Matrixx’s Convertible Series B Preferred Shares of Php237 million in 2018; (3) proceeds from sale of MPIC receivables of Php6,976 million in 2018 and lower collection of MPIC receivables by Php2,680 million; (4) proceeds from disposal of Hastings PDRs of Php1,664 million in 2018; (5) higher interest received by Php608 million; (6) lower net payment for purchase of short-term investment by Php733 million; and (7) payment for purchase of investment in Multisys of Php1,588 million and net decrease in cash resulting from the deconsolidation of VIH of Php1,186 million in 2018.

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

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2019 totaled Php89,701 million, an increase of Php40,930 million, or 84%, as compared with Php48,771 million in 2018.  Smart Group’s capital spending increased by Php22,218 million, or 70%, to Php54,102 million in 2019 from Php31,884 million in 2018.  Smart Group’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity.  PLDT’s capital spending increased by Php18,707 million, or 123%, to Php33,959 million in 2019 from Php15,252 million in 2018.  PLDT’s capex spending was used to finance the fixed line modernization program and the continuous facility roll-out and expansion of our domestic and international fiber optic network.  The balance represents other subsidiaries’ capital spending.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2018 totaled Php48,771 million, an increase of Php11,339 million as compared with Php37,432 million in 2017.  Smart Group’s capital spending increased by Php7,579 million, or 31%, to Php31,884 million in 2018 from Php24,305 million in 2017.  Smart Group’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity.  PLDT’s capital spending increased by Php4,118 million, or 37%, to Php15,252 million in 2018 from Php11,134 million in 2017.  PLDT’s capex spending was used to finance the fixed line modernization program and the continuous facility roll-out and expansion of our domestic fiber optic network, as well as expansion of our data center business.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php11,613 million in 2019, a decrease of Php6,531 million, or 36%, from Php18,144 million in 2018, primarily due to the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php17,000 million; (2) higher interest paid by Php529 million; (3) net settlement of derivative financial instruments of Php50 million in 2019 as against net proceeds from collection from derivative financial instruments of Php886 million in 2018; (4) higher cash dividend payments by Php1,664 million; (5) higher payments of long-term debt by Php1,754 million; and (6) settlement of obligations under lease liabilities of Php5,399 million in 2019.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2019 amounted to Php37,500 million, mainly from PLDT’s and Smart’s drawings related to the financing of capital expenditure requirements and refinancing of maturing loan obligations.  Payments of principal and interest on our total debt amounted to Php20,494 million and Php7,143 million, respectively, for the year ended December 31, 2019.

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

Our consolidated long-term debt increased by Php16,280 million, or 9%, to Php192,556 million as at December 31, 2019 from Php176,276 million as at December 31, 2018, primarily due to drawings from our long-term facilities, partly offset by debt amortizations and prepayments.  As at December 31, 2019, the long-term debt level of Smart increased by 18% to Php78,152 million from Php65,996 as at December 31, 2018, and PLDT’s long-term debt level increased by 4% to Php114,404 million from Php110,280 million as at December 31, 2018.

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

As at December 31, 2019 and 2018, we are in compliance with all of our debt covenants.

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

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2019 and 2018:

	Date		Amount
Class	Approved(1)	Record	Payable	Per Share	Total Declared
2019				(amounts in million Php, except per share amount)
Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 24, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2020	—	3
Charged to Retained Earnings					15,615

2018
Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
Preferred Stock
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
	December 4, 2018	December 19, 2018	January 15, 2019	—	3
Charged to Retained Earnings					13,887

(1)	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2019 are detailed as follows:

	Date		Amount
Class	Approved(1)	Record	Payable	Per Share	Total Declared
				(amounts in million Php, except per share amount)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12
Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
Charged to Retained Earnings					8,441

See Item 3 – “Key Information – Dividends Declared” and “ – Dividends Paid” and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook
Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB+	Stable
	Senior Unsecured Notes Program	BBB+
Moody’s Investor Service, or Moody’s	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
	National Long-term Rating	AAA(ph1)	Stable

CRISP	Issuer rating	AAA	Stable

On May 29, 2019, Moody’s affirmed PLDT’s long-term local currency issuer rating at “Baa2”.  Rating is considered “investment grade.”  The outlook is stable.

On May 29, 2019, Fitch affirmed PLDT’s long-term foreign currency issuer default rating and long-term local currency issuer default rating at “BBB”, with a stable outlook.  Fitch also affirmed its National Rating at “AAA (phl)”.

On July 12, 2019, S&P affirmed our long-term foreign issuer credit rating at “BBB+”, with a stable outlook, and also, on our senior unsecured notes programs at “BBB+”.  These ratings are considered as “investment grade.”

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale.  CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.  As at March 31, 2020, there has been no change in the credit rating issued by CRISP.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends.  In 2016, in view of our elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share and the resources required to support the acquisition of SMC’s telecommunications business, we have lowered our regular dividend payout to 60% of our core income.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings in 2016, 2017 and 2018, and 60% of our telco core income for 2019.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments paid to shareholders amounted to Php15,592, Php13,928, and Php16,617 million as at December 31, 2019, 2018 and 2017, respectively.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2019 and 2018, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil and Php20 million as at December 31, 2019 and 2018, respectively. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the years ended December 31, 2019 and 2018 were 2.5% and 5.2%, respectively.  We expect inflation to stay within the 2% to 4% target range of the BSP.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks” for a description of the impact of foreign currency fluctuations on our business.

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Board of Directors is principally responsible for PLDT’s overall direction and governance. PLDT’s Articles of Incorporation provide for 13 members of the Board, who shall be elected by the stockholders. At present, three of PLDT’s 13 directors are independent directors.  The Board holds office for a one year period and until their successors are elected, and are qualified in accordance with the By-Laws.

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at February 29, 2020 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	73	November 24, 1998 to present
Manuel L. Argel, Jr.(1)	70	January 28, 2020 to present
Helen Y. Dee	75	June 18, 1986 to present
Ray C. Espinosa	63	November 24, 1998 to present
James L. Go	80	November 3, 2011 to present
Shigeki Hayashi	52	August 10, 2017 to present
Junichi Igarashi	55	August 9, 2018 to present
Aurora C. Ignacio(2)	63	November 8, 2018 to January 27, 2020
Bernido H. Liu(3)	57	September 28, 2015 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban(3)	83	April 23, 2013 to present
Albert F. del Rosario	80	July 11, 2016 to present
Pedro E. Roxas(3)	63	March 1, 2001 to present
Marife B. Zamora	67	November 14, 2016 to present
Ma. Lourdes C. Rausa-Chan	66	March 29, 2011 to present

(1)	Elected by the Board as representative director of Social Security System in the board meeting held on January 28, 2020.
(2)	Resigned as representative director of Social Security System effective January 28, 2020.
(3)	Independent Director.

The name, age, position and period of service of the executive officers of PLDT as at February 29, 2020 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan	73	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2016 to present
Alfredo S. Panlilio(1)	56	Chief Revenue Officer	July 1, 2019 to present
Anabelle L. Chua	59	Senior Vice President	February 26, 2002 to present
		Chief Financial Officer of PLDT	May 18, 2015 to present
		Chief Risk Management Officer	August 9, 2018 to present
		Corporate Finance and Treasury Head	March 1, 1998 to May 17, 2015
		Treasurer	February 1, 1999 to May 17, 2015
		Chief Financial Officer of Smart	December 1, 2005 to May 17, 2015
Gina Marina P. Ordoñez	58	Senior Vice President	May 1, 2019 to present
		Chief People Officer	March 21, 2019 to present
Victorico P. Vargas	68	Business Transformation Office Head	January 1, 2016 to present
Marilyn A. Victorio-Aquino	64	Senior Vice President	January 1, 2019 to present
		Chief Legal Counsel	December 1, 2018 to present
Ma. Lourdes C. Rausa-Chan	66	Senior Vice President	January 5, 1999 to November 30, 2018
		Corporate Secretary	November 24, 1998 to present
		Chief Governance Officer	March 4, 2008 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to November 30, 2018
Alejandro O. Caeg	59	Senior Vice President	January 1, 2012 to present
		Consumer Sales Head	July 31, 2019 to present
		Consumer Business Customer Development Head	August 1, 2017 to July 30, 2019
		Wireless Consumer Division Sales and Distribution Head of Smart	December 1, 2016 to July 31, 2017
		International and Carrier Business Head	March 1, 2009 to November 30, 2016
Juan Victor I. Hernandez	46	Senior Vice President	March 23, 2017 to present
		Enterprise Business Head	December 1, 2016 to present
		Corporate Business Head	August 2009 to November 30, 2016
Menardo G. Jimenez, Jr.	56	Senior Vice President	December 9, 2004 to present
		Consumer Business - Home Head	July 31, 2019 to present
		Human Resources Head and Fixed Line BTO Head	August 1, 2010 to November 30, 2016
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Deputy BTO Head	January 1, 2017 to July 30, 2019
June Cheryl A. Cabal-Revilla	46	Senior Vice President	May 12, 2017 to present
		PLDT Group Controller	May 18, 2015 to present
		Chief Financial Officer of Smart and DMPI	May 18, 2015 to present
		Chief Sustainability Officer	December 3, 2019 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
Leo I. Posadas	53	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
(1)	Appointment as Chief Revenue Officer effective July 1, 2019 was approved by our Board of Directors in the meeting held on May 9, 2019.

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

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 73 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. Since January 1, 2016, he holds the position of President and Chief Executive Officer of PLDT.  He served as President and Chief Executive Officer of Smart from January 1, 2006 until August 7, 2019. He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT.  He also serves as  Chairman of Metro Pacific Investments Corporation (“MPIC”), Meralco, PXP Energy Corporation and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Inc., all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, Digitel Mobile Philippines, Inc., Digital Telecommunications Phils, PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated.  He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

Mr. Pangilinan founded First Pacific Company Limited (“First Pacific”), a Hong Kong Stock Exchange-listed company, in 1981 and serves as its Executive Chairman, Managing Director and Chief Executive Officer. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and Amateur Boxing Association of the Philippines, a governing body of amateur boxers in the country, and the Chairman Emeritus of the Samahang Basketbol ng Pilipinas. He is also the Chairman of Philippine Business for Social Progress, the largest private sector social action organization made up of the country’s largest corporations. He is a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

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

Retired Judge Manuel L. Argel, Jr., 70 years old, was elected as director of PLDT on January 28, 2020.  He is a member of the Social Security Commission (SSC), the Governing Board of the Social Security System (SSS) and shares the responsibility for the governance of the SSS in terms of providing policy directions, monitoring, and overseeing management actions.  He is a member of the Risk Management and Investment and Audit Committees of the SSC.  He also performs quasi-judicial functions through decisions rendered on cases involving SSS coverage, benefits, contributions and penalties.  He started his law career as an associate of private full-service law firms until he formed his own law firm in 1981.  While in private practice, Retired Judge Argel was accredited in 1995 as a Voluntary Labor Arbitrator of the National Conciliation and Mediation Board.  He also served as President of the Integrated Bar of the Philippines (Ilocos Chapter) from 1993 to 1995, Provincial Secretary of the National Citizens’ Movement for Free Elections, Chairman of the Ilocos Sur Local Amnesty Board, and member of the People’s Assistance Development Action Center, Inc.

His stint in the government started when he was elected as a member of the Sangguniang Bayan of Vigan City in 1980.  In 2008, he received the Legislator’s award given by the City Government of Vigan in recognition of his accomplishments and contributions as former legislator of Vigan City.  In 1995, he was appointed as Regional Trial Court (RTC) Judge of Laoag City, and served as Executive Judge from 2005 to 2007 and Presidential Assistant for Region 1 in the Philippine Judges Association.  He retired from the Judiciary in 2015.  His record of public service as a judge was marked by a very high degree of competence, integrity, dedication and independence.  He obtained his Bachelor of Arts in Philosophy and Bachelor of Laws Degrees from San Beda College.

Ms. Helen Y. Dee, 75 years old, has been a director of PLDT since June 18, 1986.  She is the Chairperson or a director of EEI Corporation, House of Investments, Petro Energy Resources Corporation and Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses, which are listed on page 109 hereof.  Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 63 years old, has been a director of PLDT since November 24, 1998, and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He is Senior Advisor to the President and CEO of PLDT since January 28, 2019. He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019, and previously served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until April 2010 and as President and CEO of TV5 Network Inc. and Cignal TV Inc. from December 2009 until May 2013. In June 2013, he joined First Pacific Company Limited as Associate Director.

Atty. Espinosa is also the President and CEO of Meralco. He is a director of Roxas Holdings Inc., an independent director of Lepanto Consolidated Mining Company and chairman of its Audit Committee, and an independent director of Maybank Philippines Inc. and chairman of its Risk Management Committee. He is the chairman of the Philstar Group of Companies and BusinessWorld Publication Corporation. He is a trustee of the PLDT-Smart Foundation Inc. and the Beneficial Trust Fund of PLDT.

He has a Master of Laws degree from the University of Michigan School of Law and a Bachelor of Laws degree from the Ateneo de Manila University School of Law, and is a member of the Integrated Bar of the Philippines. He was a partner at SyCip Salazar Hernandez & Gatmaitan from 1982 to 2000, a foreign associate at Covington and Burling (Washington, D.C.) from 1987 to 1988, and a law lecturer at the Ateneo de Manila University School of Law from 1983 to 1985 and 1989. He placed first in the 1982 Philippine Bar Examinations.

Mr. James L. Go, 80 years old, has been a director of PLDT since November 3, 2011, and is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors.  He is the Chairman of JG Summit Holdings, Inc. and Cebu Air, Inc., the Chairman  and Chief Executive Officer of Oriental Petroleum and Minerals Corporation, the Chairman Emeritus of Universal Robina Corporation and Robinsons Land Corporation, the Vice Chairman of Robinsons Retail Holdings, Inc., and a director of Meralco, which are PSE-listed companies. He is also the Chairman Emeritus of JG Summit Petrochemical Corporation and JG Summit Olefins Corporation, and a director of United Industrial Corporation Limited, Marina Center Holdings Private Limited and Hotel Marina City Private Limited. He is also the President and a trustee of the Gokongwei Brothers Foundation. He was the Vice Chairman and President and Chief Executive Officer of Digital Telecommunications, Inc. until October 26, 2011. Mr. Go received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Shigeki Hayashi, 52 years old, has been a director of PLDT since August 10, 2017. He is the Senior Vice President, Corporate Planning, NTT Worldwide Telecommunications Corporation since NTT Group’s global reorganization in 2019. He handles corporate strategy and planning of the global business previously operated by NTT Communication Corporation (“NTT Com”). His previous positions in NTT Com were Vice President, Global Business (2016 to 2019), Director-Planning, Global Business (2012 to 2016), Senior Manager-Overseas Business Management, Global Business (2007 to 2012) and Senior Manager-Tax Accounting Division, Accounts and Finance Department (1999 to 2004). He was the Deputy General Manager-Corporate Management Department of NTT Europe Ltd. from 2004 to 2007. Mr. Hayashi obtained his Bachelor of Economics Degree from Osaka University.

Mr. Junichi Igarashi, 56 years old, has been a director of PLDT since  August 9, 2018. He is a member of the Governance & Nomination, Executive Compensation, Technology Strategy and Risk Committees, and an Advisor of the Audit Committee of the Board of Directors of PLDT. From 2016 to 2018, he served as a Director of NTT DOCOMO, Smart Life Business Division in Tokyo, Japan. He developed and sold a language translation & travel mobile application (Jspeak: Japanese – 10 languages) for inbound travelers to Japan. From 2006-2016, he represented NTT DOCOMO as a GSMA PSMC (Product & Service Management Committee) member and exchanged strategic views about mobile industry with top 25 largest MNOs. On top of that, from 2013 to 2016, he was assigned in London, UK as General Manager for DOCOMO Europe, Inc. (a subsidiary of NTT DOCOMO) and worked with GSMA executives in GSMA London HQ. From 2006 to 2013, he served as a Director of NTT DOCOMO, Global Business Division in Japan. He conducted the PoC of WiMax Service in Canada (with Primus Communications, Inc.) and in Singapore (with InterTouch, Inc.). Prior to that, he served as a Director of Business Development and Head of Japanese Corporate Sales Division from 2003 to 2006 in StarHub, Singapore.

Mr. Igarashi received his Master Degree in Mechanical Engineering from Tokyo University and  his Master of Business Administration from the University of Michigan Ann Arbor, USA.

Mr. Bernido H. Liu, 57 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of GOLDEN ABC, Incorporated. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, Red Logo Lifestyle Inc., Greentree Food Solutions, Inc., and a director of GABC International Pte Limited (SG).  He is a trustee for Children’s Hour Philippines and of the Philippine Retailers Association, and a director for Mga Likha ni Inay, Inc.,  and until March 27, 2018, was an independent member of the Board of Trustees of the PLDT-SMART Foundation, Inc.

Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, Cebu, and completed the Executive Education Owner/President Management Program of the Harvard Business School. Over the years, Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include, among others, the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, Global Retailer of the Year from the Philippine Retailers Association and the DTI, and the ASEAN Business Award of Excellence for Priority Integration Sector in Retail.

Hon. Artemio V. Panganiban, 83 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance and Nomination, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He was appointed as the Lead Independent Director effective March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as  a senior adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties, Corp.  He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc.,  Chairman of the Philippine National Committee of the Asean Law Association, a member of the Permanent Court of Arbitration in The Hague, Netherlands, and a column writer of the Philippine Daily Inquirer.

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

Ambassador Albert F. del Rosario, 80 years old, has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from February 2011 to March 2016 and also served as Philippine Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of various firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is the Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc., Stratbase ADR Institute, Inc., Citizens for Promoting Human Rights, Inc. and a director of Metro Pacific Investments Corporation  and Rockwell Land Corporation (both PSE-listed companies), Indra Philippines, Inc., Metro Pacific Tollways Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, Enterprise Investments Holdings, Inc. and Asia Insurance (Phil.) Corp.

He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development and Philippine Cancer Society, Inc. and a member of the Asia Society Global Council and the Advisory Board of CSIS Southeast Asia Program and Metrobank Foundation, Inc.

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad.  In September 2004, he was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines and the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 APEC in December 2015. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation, 2014 Management Man of the Year by Management Association of the Philippines, 2016 Outstanding Government National Official by Volunteers Against Crime and Corruption (VACC), 2016 Asia CEO Award as Life Contributor, and Manuel L. Quezon Gawad Parangal as Quezon City’s Most Outstanding Citizens for 2016. He was elevated to the Xavier Hall of Fame in New York City in 2006. He received the AIM Washington Sycip Distinguished Management Leadership Award in 2011, Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015, Rotary Club Makati West’s First “Albert del Rosario Award” (Tungo sa Makatarungang Pamumuhay) in August 2016, Outstanding  Leadership in Diplomatic Service  by Miriam College Department of International Studies and Philippine Tatler’s Diamond Award both in November 2016.  On September 25, 2018, he was conferred the Honorary Degree of Doctor for Humanities by the Ateneo de Manila University for staunchly defending the sovereignty and territorial integrity of the country, raising the standards of economic diplomacy and proactively ensuring the safety and security of overseas Filipinos everywhere.

Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Mr. Pedro E. Roxas, 63 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit Committee and serves as an independent member of the Risk, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT.  He is the Chairman of Roxas Holdings, Inc. and Roxas and Company, Inc., and an independent director of Meralco, BDO Private Bank and CEMEX Holdings Phil. Inc., which are reporting or PSE-listed companies.  He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc., and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President) and Roxas Foundation, Inc. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Ms. Marife B. Zamora, 66 years old, has been a director of PLDT since November 14, 2016.  She is the Chairman of the Board of Willis Towers Watson Insurance Brokers, Inc., a member of the Board of Trustees of the Asian Institute of Management and ABS-CBN Foundation Inc. She is President of the UP Sigma Delta Phi Alumnae Association.   She co-founded the Filipina CEO Circle, an organization of Filipina CEOs who rose through the ranks to lead large corporations in the private sector. She was Chairman of Convergys Philippines until December 2018, Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines, setting up its first contact center in 2003 and leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines.  Honors conferred on Ms. Zamora include the Asia CEO Awards 2011 Global Filipino Executive of the Year, the ‘Go Negosyo’ Woman STARpreneuer Award 2012, and the 100 Most Influential Filipino Women in the World 2013.

Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied in the University of the Philippines and the Wharton School of the University of Pennsylvania.

Ms. Ma. Lourdes C. Rausa-Chan, 66 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary and Chief Governance Officer since November 1998 and March 2008, respectively, and was the Head of Corporate Affairs and Legal Services until November 30, 2018. She is a director and the Corporate Secretary of ePLDT, PLDT Global Investments Holdings, Inc., PLDT Communications and Energy Ventures, Inc., ACeS Philippines Cellular Satellite Corporation and Mabuhay Investments Corporation, and also serves as Corporate Secretary of several other subsidiaries of PLDT, and of PLDT-Smart Foundation Inc. and Philippine Disaster Resilience Foundation, Inc.  Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries.  Ms. Rausa-Chan received her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Alfredo S. Panlilio, 56 years old, has been the PLDT Group Chief Revenue Officer since July 1, 2019.  On August 8, 2019, he was appointed as the President and CEO of Smart.  He has over 30 years of experience in the field of telecommunications and information systems.  He is also the President and CEO of Digitel and DMPI; Chairman, President and CEO of Asia Netcom Philippines Corporation, Digitel Crossing, Inc., and Mabuhay Investments Corporation; Chairman and President of Telesat, Inc. and Smart Broadband, Inc.; President of Airborne Access Corporation, I-Contacts Corporation and Primeworld Digital Systems, Inc.; and the Chairman of ePLDT, Inc., ePDS, Inc., IP Converge Data Services, Inc., IPC Rack It Data Center, Inc., Bonifacio Communications Corporation, PLDT Clark Telecom, Inc., PLDT Malaysia Sdn. Bhd. (currently being wound up), PLDT Subic Telecom, Inc., Smart-NTT Multi-Media, Inc., ABM Global Solutions, Inc., Curo Tecknika, Inc., PLDT-Maratel, Inc., and PLDT-Philcom, Inc.

He also serves as Director and CEO of MVP Rewards  and Loyalty Solutions, Inc.; Director of ACeS Philippines Cellular Satellite Corporation, Asean Telecom Holdings Sdn. Bhd., PLDT Global Corporation, Chikka Holdings Limited, Connectivity Unlimited Resources Enterprises, Inc., Talas Data Intelligence, Inc. Wifun, Inc., and Vega Group of Companies; Independent Director of CEMEX Holdings Philippines, Inc.;  and Trustee of Asian Carrier Conference, Inc., Kapampangan Development Foundation, and Philpop Musicfest Foundation, Inc. He is the President of Samahang Basketbol ng Pilipinas, Inc., MVP Sports Foundation, Inc.; the Treasurer of National Golf Association of the Philippines and Manila Golf Country Club, Inc. and Philippine Basketball Association Governor for the Meralco Bolts; and a member of the Management Association of the Philippines.

Prior to joining PLDT and Smart, Mr. Panlilio was Meralco’s Senior Vice President and Head of Customer Retail Services and Corporate Communications from September 2010 to June 2019. He served as Chairman of Radius Telecoms, Inc., e-Meralco Ventures Inc., Paragon Vertical Corporation, Powersource First Bulacan Solar, Inc. and Pure Meridian Hydropower Corporation.  He was also a Vice Chairman of Aclara Meters Philippines, Inc.; and director of CIS Bayad Center Inc., Corporate Information Solutions, Inc., Customer Frontline Solutions, Inc., Meralco Energy, Inc., MRAIL Inc., Miescor, Comstech Integration Alliance, Inc. and MSpectrum, Inc.  He was a trustee of One Meralco Foundation, Inc. and Meralco Power Academy;  and Associate Board Member of Semiconductor and Electronics Industries in the Philippines, Inc.

Mr. Panlilio was the 2013 CEO Excel Awardee of the International Association of Business Communicators Philippines. He was one of seven finalists in the Rising Star (individual) category of the PLATTS Global Energy Awards 2015 held in New York, and has received multiple local and international awards for customer management and business communication excellence. Mr. Panlilio holds a Bachelor of Science Degree in Business Administration (Computer Information Systems) from California State University-San Francisco State University and obtained his Master in Business Administration at J. L. Kellogg School of Management of Northwestern University/the Hong Kong University of Science and Technology.

Ms. Anabelle L. Chua, 59 years old, Chief Financial Officer and Chief Risk Management Officer of the PLDT Group, previously served as the Chief Financial Officer of Smart from 2006 and Chief Financial Officer of Digitel Mobile from 2013 until May 2015.  She holds directorships in several subsidiaries of PLDT, Smart,  Digitel, as well as in Voyager Innovations and PayMaya Philippines.  She is a member of the Board of Directors and Audit Committee of the Philippine Stock Exchange and Securities Clearing Corporation of the Philippines.  She is also a member of the Board of Directors of Meralco, where she chairs the Finance Committee and is a member of the Audit, Risk and Nomination and Governance Committees.  Further, Ms. Chua is a director of the Philippine Telecommunications Investment Corporation and a member of the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund (“PLDT-BTF”), and a director of the companies owned by PLDT-BTF.  Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998.  She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Ms. Gina Marina P. Ordoñez, 58 years old, is the Chief People Officer for PLDT and Smart Communications.

She participated in the development and execution of the PLDT Group Talent Management strategy.

Gina joined the PLDT Group in 2016 under the Business Transformation Office (BTO) and later assumed the Smart People Group Head role before moving back to BTO in 2017 to head Process and Quality Management.

Under the MVP Group of Companies, Gina was appointed Vice President for Service Operations and Quality Management at Makati Medical Center. She also served as Head of Customer Experience for Consumer Banking in Citi where she held various leadership positions for 16 years and where she was certified Six Sigma Black Belt professional.

Gina is a registered Corporate Coach and Quality Management Consultant who is certified to run coaching clinics. She completed her professional training from Coach U and is currently a member of the International Coach Federation. She has over 20 years of experience in People, Process and Quality Management leadership roles.

Mr. Victorico P. Vargas, 68 years old, Business Transformation Office Head, is an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010.  He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business.  He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia).  He is a director of Meralco, Smart,  PLDT Subic Telecom, Inc. and  PLDT Clark Telecom, Inc., President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Atty. Marilyn A. Victorio-Aquino, 64 years old, Chief Legal Counsel, joined First Pacific Company Limited (“First Pacific”) in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation, PXP Energy Corporation and Lepanto Consolidated Mining Company, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc.

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

Mr. Alejandro O. Caeg, 59 years old, Head of PLDT Smart Consumer Sales Group and a member of the Smart Management Committee. Currently he is also a director of PLDT Global Corporation and was its CEO from 2010 to 2017.  He is a director of MVP Rewards & Loyalty Solutions since 2019, and a director of Inspiro Philippines since 2018.  He previously served as Head of Wireless Consumer Sales and Distribution of Smart from 2016 to 2017, Head of International & Carrier Business from 2009 until 2016, and as PLDT’s representative to the ITW Global Leaders Forum as well as to the Pacific Telecommunications Council.  He was Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and eventually as Conexus Chairman until 2014. Prior to joining PLDT in 2009, he was appointed by PT Smart Telecom Tbk (Indonesia) as its Chief Commercial Strategy Officer from July to December 2008 and as Chief Commercial Officer from 2006 to 2008.  Since joining Smart in 1993, he has held various sales, marketing and customer experience-related positions, including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998).  He also served as CEO of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002.  Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Mr. Juan Victor I. Hernandez, 46 years old, Head of Enterprise Business Group of PLDT and Smart, the segment that serves the small, medium, large and top tier enterprises of the Philippines, is concurrently  the President and CEO of ePLDT, as well as certain of its subsidiaries namely, AGS Inc., ePDS, Inc., and Curoteknika, Inc. He is also the President of Bonifacio Cable Corporation, director of PLDT Global Corporation and heads its Enterprise businesses, which has a presence in the United States, United Kingdom, Hong Kong, Singapore and Australia.

Mr. Hernandez is a trustee of IT and Business Processing Association of the Philippines, Chairman of the Board of Asian Carriers Conference Inc., director of ACASIA Communications Sdn Bhd, and Board Adviser of the Semiconductor and Electronics Industries in the Philippines Foundation, Inc. He obtained his Bachelor’s Degree in Agricultural Economics from the University of the Philippines and his Master’s Degree in Business Management from the Asian Institute of Management.

Mr. Menardo G. Jimenez, Jr., 56 years old, Head of Consumer Business, joined PLDT in December 2001 and served in various capacities as Corporate Communications and Public Affairs Head, Retail Business Head, Human Resources Group Head and Fixed Line Business Transformation Office Head.  He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions.  Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Ms. June Cheryl A. Cabal-Revilla, 46, years old, Group Controller, is concurrently the Chief Sustainability Officer of the PLDT Group and the Chief Financial Officer of Smart, PLDT-Smart Foundation, Philippine Disaster Resilience Foundation and a number of subsidiaries and affiliates of PLDT, Smart and ePLDT.  She is also the Founding Chairman of Gabay Guro, President of The Outstanding Young Men Foundation, and an appointed member of the Financial Reporting Standards Council of the Philippines.  Prior to joining PLDT in June 2000 as a Certified Public Accountant and an Executive Trainee in the Finance Group, she was a Senior Associate in the Business Audit and Advisory Group of SGV & Co.  She received her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management (“AIM”) where she is an outstanding alumni and a Triple A awardee by the Federation of AIM Alumni Associations, Inc.  She finished her Executive Program in the Stanford Graduate School of Business.  With her many achievements and advocacies, she has received recognition in the Philippines as well as abroad, and is frequently invited as speaker by several international organizations.

Mr. Leo I. Posadas, 53 years old, Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury management and treasury operations of several companies under the PLDT Group.  He is a director and Treasurer of PLDT Global Investments Holdings, a director and Vice President for Treasury of Mabuhay Investments Corporation, and the Treasurer of the Vega Telecom group.  He is also the Treasurer of Smart, ePLDT, Digital Telecommunications, Digitel Mobile and several other subsidiaries of PLDT and Smart.  Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation.  Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Below is a list of directorships in other private and public companies of the director named below.  All directorships of our other director are included in their respective biographies in the preceding pages.

Names of Companies
Name of Director	Public	Private
Helen Y. Dee

EEI Corporation (Regular Director/Chairman)

House of Investments (Regular Director/Chairman)

Petro Energy Resources Corporation
(Regular Director/Chairman)

Rizal Commercial Banking Corporation
(Regular Director/Chairman)

A.T. Yuchengco, Inc. (Regular Director/Chairman)

AY Foundation, Inc. (Regular Director/Chairman)

AY Holdings, Inc. (Regular Director/Chairman)

ET Yuchengco, Inc. (Regular Director/Chairman)

Dee Yu Corporation (Regular Director/Chairman)

GPL Holdings, Inc. (Regular Director/President)

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

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luis Miguel Foods (Regular Director)

Luisita Industrial Park Corporation (Regular Director)

Malayan Colleges Laguna, Inc. (Trustee)

Malayan Colleges Mindanao (A. Mapua School) Inc.
     (Regular Director/Chairman)

Malayan Educational Systems, Inc. (Regular Director/Chairman)

Malayan Insurance Co. Inc.
    (Regular Director/Chairman)

Malayan High School of Science, Inc
    (Regular Director/Chairman)

Manila Memorial Park Cemetery, Inc.

    (Regular Director/Chairman)

Mapua Information Technology Center, Inc.
    (Regular Director/Chairman)

Mayahin Holdings Corporation (Regular Director/Chairman)

MICO Equities, Inc. (Regular Director/Chairman)

Mijo Holdings, Inc. (Regular Director/Chairman

Moira Management, Inc. (Regular Director/President)

Pan Malayan Express, Inc. (Regular Director/Chairman)

Pan Malayan Management and Investment Corporation
    (Regular Director/Chairman)

Pan Malayan Realty Corporation
   (Regular Director/Chairman)

Petrowind Energy, Inc. (Regular Director/Chairman)

Philippine Business for Education, Inc.
    (Regular Director/Trustee)

Philippine Integrated Advertising Agency, Inc.
    (Regular Director)

Promotions Personalized Inc. (Regular Director/Chairman)

RCBC Forex Brokers Corporation (Regular Director)

RCBC Land, Inc. (Regular Director)

RCBC Leasing & Finance Corp.
    (Regular Director/Chairman)

RCBC Realty Corporation (Regular Director/Chairman)

Shayamala Corporation (Regular Director/Chairman)

Silver Falcon Insurance Agency, Inc.
     (Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director/Chairman)

Tameena Resources, Inc.
     (Regular Director/Chairman)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular Director/Chairman)

Y Realty, Inc. (Regular Director)

Yuchengco Center, Inc. (Regular Director/Chairman)

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2019 amounted to approximately Php465 million.

The following table below sets forth the aggregate amount of compensation paid in 2019 and 2018 and estimated amount of compensation expected to be paid in 2020 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Anabelle L. Chua, Marilyn V. Aquino, Oscar A. Reyes, Jr., who was separated from service effective February 28, 2020, and Menardo G. Jimenez, Jr.; and (2) all other executive officers, other officers and directors, as a group.

	2020	2019	2018
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	132	115	112
Bonus(2)	15	14	17
Other compensation(3)	134	95	119
	281	224	248
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	425	409	310
Bonus(2)	48	55	44
Other compensation(3)	379	440	227
	852	904	581
(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.  The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table.  The total amount of per diems paid in 2019 and 2018 were approximately Php68 million and Php63 million, respectively.  The total amount of per diems estimated to be paid in 2020 is approximately Php77 million.

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

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 29, 2020 by our continuing directors and executive officers.  Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock	Percentage of Class
Manuel V. Pangilinan	267,611(1)	0.123862
Manuel L. Argel, Jr.(2)	1	0.000000
Helen Y. Dee	25,080(3)	0.011608
Ray C. Espinosa	21,743(1)	0.010064
James L. Go	776,154(1)	0.359238
Shigeki Hayashi	1	0.000000
Junichi Igarashi	1	0.000000
Aurora C. Ignacio(4)	1	0.000000
Bernido H. Liu	1	0.000000
Retired Chief Justice Artemio V. Panganiban	1,771(1)	0.000820
Ma. Lourdes C. Rausa-Chan	6,500(1)	0..003008
Albert F. del Rosario	142,410(1)	0.065914
Pedro E. Roxas	231(5)	0.000107
Marife B. Zamora	5	0.000002
Alfredo S. Panlilio(6)	3,000	0.001389
Anabelle L. Chua	20,578(1)	0.009524
Gina Marina P. Ordoñez	3,234(7)	0.001497
Victorico P. Vargas	9,545(7)	0.004418
Marilyn A. Victorio-Aquino	—	—
Alejandro O. Caeg	6,165(7)	0.002853
Menardo G. Jimenez, Jr.	4,894(1)	0.002265
June Cheryl A. Cabal-Revilla	5,090(7)	0.002356
Juan Victor I. Hernandez	2,385(7)	0.001104
Leo I. Posadas	2,185(7)	0.001011
(1)	Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co., or PDTC.
(2)	Elected by our Board of Directors as representative director of Social Security System in the board meeting held on January 28, 2020.
(3)

Includes 2,780 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee, both under PCD Nominee Corporation and 21,957 shares owned by Hydee Management Corporation.  As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(4)	Resigned as representative director of Social Security System effective January 28, 2020.
(5)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.
(6)	Appointment as Chief Revenue Officer effective July 1, 2019 was approved by our Board of Directors in a meeting held on May 9, 2019.
(7)	Lodged with the PDTC.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at February 29, 2020, was 1,298,586, or approximately 0.601042% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors –– Independent Directors

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Pedro E. Roxas and Bernido H. Liu, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors.  On March 21, 2019, the Board appointed Retired Supreme Court Chief Justice Artemio V. Panganiban as PLDT’s Lead Independent Director.  The independence standards/criteria are provided in our By-Laws and PLDT’s Manual on Corporate Governance, or PLDT’s CG Manual.

Audit, Governance and Nomination, Executive Compensation, Technology Strategy, and Risk Committees

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

Audit Committee

Our Audit Committee, or AC, is composed of three members, all of whom are independent directors, and four advisors.  The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Mr. Pedro E. Roxas, who is the chairman of this committee.  The four AC advisors are Mr. Junichi Igarashi and Mr. James L. Go, who are non-independent members of our Board of Directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors.  All of the members of our AC are financially literate and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management.  She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

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

Governance and Nomination Committee

Our Governance and Nomination Committee, or GNC, is composed of five voting members, all of whom are regular members of our Board of Directors and two are non-voting members.  Three of the voting members are independent directors namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors namely, Mr. Junichi Igarashi and Mr. Manuel V. Pangilinan who is the chairman of this committee.  The two non-voting members are Atty. Ma. Lourdes C. Rausa-Chan and effective March 21, 2019, Ms. Gina Marina P. Ordoñez.

The principal functions and responsibilities of our GNC are to:

1.

Establish the Company’s corporate governance framework, principles and policies and oversee their implementation and assist the Board in performing its oversight function on the Company’s fulfillment of its environmental, social and governance responsibilities and corporate social responsibilities;

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

Executive Compensation Committee

Our Executive Compensation Committee, or ECC, is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member.  Three of the voting members are independent directors, namely Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors, namely, Mr. Junichi Igarashi and Mr. Manuel V. Pangilinan, who is chairman of this committee.  The non-voting member effective March 21, 2019 is Ms. Gina Marina P. Ordoñez.

The principal functions and responsibilities of our ECC are to:

1.	Oversee the development of a compensation philosophy or policy consistent with the strategy, culture and control environment of PLDT;

2.	Oversee the development and administration of PLDT’s executive compensation programs, including long-term incentive plans and equity-based plans for officers and executives;

3.	Oversee the development and administration of the Company’s performance management framework to monitor and assess the performance of Management;

4.	Review the succession plan for officers, including the CEO; and

5.	Oversee the development and implementation of professional development programs for officers.

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

2.	Fulfill its oversight responsibilities for PLDT’s effective execution of its technology-related strategies; and

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

Employees and Labor Relations

As at December 31, 2019, we had 18,784 employees within the PLDT Group, with 12,877 and 5,907 employees in our fixed line and wireless businesses, respectively. PLDT had 10,649 employees as at December 31, 2019, of which 40% were rank and file employees, 54% were management/supervisory staff and 6% were executives.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2019	2018	2017
PLDT Group	18,784	17,222	17,779
Wireless	5,907	6,332	7,042
Fixed Line	12,877	10,890	10,737
LEC	10,878	8,772	6,832
Others	1,999	2,118	3,905
PLDT Only(1)	10,649	8,401	6,499
(1)	The increase is a result of the review/rationalization of the headcount requirements to help improve productivity, efficiency and provide better customer experience.

PLDT has three employee unions, representing in the aggregate 9,099, or 48% of the employees of the PLDT Group.  PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

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

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular.”  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.  The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP.  The consolidated case remains pending with the Supreme Court as of the date of the report.

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

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641.  As at December 31, 2019 and 2018, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

See Note 2 – Summary of Significant Accounting Policies – Retirement Benefits and Note 26 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at February 29, 2020, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders.  All shares of PLDT's voting stock have one vote per share.  PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1.First Pacific Company Limited’s affiliates	55,244,642(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.8	—	—	3.5
b. NTT DOCOMO, INC.	31,330,155(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(4)	11.3	—	—	6.6
4. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	21,108,873(5)	9.8	—	—	5.8
5. Deutsche Bank AG Manila Branch - Clients’ A/C	12,533,290(5)	5.8	—	—	3.4
6. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

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

(3)	Includes 8,533,253 ADRs held by NTT DOCOMO.
(4)	Includes (a) 24,255,732 shares of common stock held by JG Summit Holdings, Inc. and 86,723 shares of common stock held by JG Digital Equity Ventures, Inc., (formerly Express Holdings, Inc.).
(5)

Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at February 29, 2020.

(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at February 29, 2020, approximately 73.24% of the outstanding voting stock and 85.29% of the outstanding capital stock of PLDT were owned by Philippine persons.

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

Specifically, PLDT may not take any of the following actions described without the approval of NTT DOCOMO and NTT Communications, acting in coordination with each other (however, NTT DOCOMO and NTT Communications may not withhold their consent to such actions in circumstances where PLDT proposes to invest in a business that competes with Nippon Telegraph and Telephone Corporation and its subsidiaries and where the Board of Directors has among other things, approved the transaction):

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

In 2019, PLDT adopted a Material Related Party Transactions, or MRPT, Policy in accordance with the Company’s Manual on Corporate Governance and in compliance with Philippine SEC Memorandum Circular No.10, Series of 2019 or the Rules on Material Related Party Transactions for Publicly-Listed Companies.  A copy of the MRPT Policy is posted at http://pldt.com/docs/default-source/corporate-governance-files/policies/material-related-party-transactions-policy.pdf.  This website does not form part of this annual report on Form 20-F.

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

Consolidated Financial Statements and Other Financial Information

See “Item 18 – Financial Statements.”

Legal Proceedings

Except as disclosed in Note 27 – Provisions and Contingencies and Note 11 – Investment in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare – Notice of Transaction filed with the Philippine Competition Commission to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

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

Taxation

Local Business and Franchise Taxes

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2019, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2019.

Item 9.	The Offer and Listing

Common Capital Stock and ADSs

The shares of common stock of PLDT are listed and traded on the PSE under the symbol of “TEL”.  On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the depositary, issued ADRs evidencing ADSs with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR facility.  The ADSs are listed on the NYSE and are traded on the NYSE under the symbol of “PHI”.

The public ownership level of PLDT common shares listed on the PSE as at February 29, 2020 is 42.18%.

As at February 29, 2020, 10,091 stockholders were Philippine persons and held approximately 54.67% of PLDT’s common capital stock.  In addition, as at February 29, 2020, there were a total of approximately 19.2 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 237 holders.

For the period from January 1 to February 29, 2020, a total of 5.76 million shares of PLDT's common capital stock were traded on the PSE.  During the same period, the volume of trading was 3.42 million ADSs on the NYSE.

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

On April 8, 2020, the Board of Directors approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services, and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

The Amendment will be submitted for approval by the stockholders in the June 9, 2020 Annual Meeting of Stockholders of PLDT.

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

On January 28,2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

Material Contracts

Other than the contracts described in Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that is not in the ordinary course of business within the two years preceding the date of this annual report.

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

Cash dividends on PLDT’s stock are paid in Philippine peso.  PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines.  Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines.  As at February 29, 2020, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons.  For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Taxation

The following is a description of the material Philippine and United States federal income tax consequences to United States Holders (as defined below) of owning shares of common stock and ADSs.  It applies to you only if you hold your common stock or ADSs as capital assets for tax purposes.  This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person that actually or constructively owns 10% or more of the combined voting power of PLDT’s voting stock or of the total value of PLDT’s stock, a person that holds common stock or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the common stock or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock or ADSs.

You are a United States Holder if you are a beneficial owner of common stock or ADSs, for United States federal income tax purposes, and you are a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation and Philippine income taxation, estate and donor’s taxation, stock transaction taxation and documentary stamp taxes, and does not discuss all of the United States tax consequences that may be relevant to you in light of your individual circumstances, including state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax.

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts.  See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%.  Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax.  Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15% (“tax sparing”), subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation for taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States).  To avail of the 15% dividend tax rate pursuant to the tax sparing provision, withholding agents may require a non-Philippine corporation to secure a confirmatory ruling from the BIR on the satisfaction of either of these conditions.  If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009.  Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate.  Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.  PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

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

The tax treatment of your common stock or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “Passive Foreign Investment Company Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

[6]	As recently amended by the TRAIN
[7]	As recently amended by the TRAIN

Taxation of Distributions

Under the United States federal income tax laws, if you are a United States Holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our common stock, will be treated as a dividend that is subject to United States federal income taxation.  If you are a non-corporate United States Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that, in the case of common stock or ADSs you hold the common stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.  Dividends we pay with respect to the common stock or ADSs generally will be qualified dividend income.

You must include any Philippine tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.  The dividend is taxable to you when you, in the case of common stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Philippine peso payments made, determined at the spot Philippine peso/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common stock or ADSs and thereafter as capital gain.  However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles.  Accordingly, you should expect to generally treat distributions we make as dividends.

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

Sale or Other Disposition of Equity Securities

A United States Holder will recognize capital gain or loss upon the sale or other disposition of common stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the common stock or ADSs and the amount realized upon the sale, determined in U.S. dollars.  Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the common stock or ADSs have been held for more than one year.  Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.  Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes.  United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax.  See Item 10. “Additional Information — Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor’s taxes such as those imposed by the Philippines.  See Item 10. “Additional Information — Philippine Taxation — Estate and Donor’s Taxes.”

Passive Foreign Investment Company Rules

We believe that the common stock and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future.  However, this conclusion is a factual determination that is made annually and thus may be subject to change.  If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common stock or ADSs would in general not be treated as capital gain.  Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your common stock or ADSs, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the common stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  With certain exceptions, your common stock or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common stock or ADSs.  Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program.  The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders.  The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2019 was US$931,986.10.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures.  Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2019.  Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2019.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2019.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SyCip Gorres Velayo & Co., or SGV & Co., (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2019.  This attestation report is dated March 31, 2020 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2019.

Changes in Internal Control Over Financial Reporting

In 2019, except for those changes relating to the adoption of new accounting standards and interpretations, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

A copy of the PLDT’s Code of Ethics is posted on our website at www.pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf under the Corporate Governance section.  This website does not form part of this annual report on Form 20-F.  The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of PLDT’s Code of Ethics from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-8816-8556.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2019 and 2018:

	2019	2018
	(amounts in million Php)
Audit Fees	48	48
All Other Fees	20	21
Total	68	69

Audit Fees.  This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees.  Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2019 and 2018.

Tax Fees.  We did not have any tax fees for the years ended December 31, 2019 and 2018.

All Other Fees.  This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2019 and 2018, and other non-audit engagements.

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

Audit Committee’s Pre-approval Policies and Procedures

AC pre-approval of services rendered by our independent auditor follows:

•

The AC has adopted a policy for pre-approval of audit, audit-related and permitted non-audit services to be rendered by our independent auditor, which should be interpreted in conjunction with the ACs’ policy on auditor independence.

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

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The revised set-up will include a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be  paid in cash (“cash award”).  The fair value of the cash award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 31, 2020, a total of 742 thousand PLDT common shares have been acquired by the Trustee, of which 236 thousand, 302 thousand and 204 thousand PLDT common shares have been released to the eligible participants on March 12, 2020 for the 2019 annual grant, on March 28, 2019 for the 2018 annual grant and on April 5, 2018 for the 2017 annual grant, respectively.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php638 million, Php208 million and Php827 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The accrued incentive payable, representing the cash settled set-up, amounted to Php795 million as at December 31, 2019.

The total number of shares repurchased was nil, 203 thousand and 553 thousand in 2019, 2018 and 2017, respectively.  The following table presents information related to our repurchase of our ordinary shares during the year ended December 31, 2018 and 2017:

Period	Total number of shares purchased	Weighted average price per share	Number of shares purchased as part of publicly announced program	Number of shares yet to be purchased under the TIP
		(amounts in Php)
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

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE.  As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines6, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly-Listed Companies (“CG Code for PLCs”) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers.  The CG Code for PLCs, which was issued by the Philippine SEC and which took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly-listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2018) is available at: http://pldt.com/docs/default-source/corporate-governance-files/iacgr/pldt-iacgr-2018-pse.pdf.

[5]	Section 185 of the Revised Corporation Code of the Philippines, which took effect on February 23, 2019, provides:

“SEC. 185. Applicability to Existing Corporation – A corporation lawfully existing and doing business in the Philippines affected by the new requirements of this Code shall be given a period of not more than two

(2) years from the effectivity of this Act within which to comply.”

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

•

Number of Independent Directors.  The NYSE listing standards require majority of the board of directors to be independent.  We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two (2) or twenty percent (20%) of the total members of the board, whichever is the lesser, must be independent; and Section 22 of the Revised Corporation Code that corporations vested with public interest[7] shall have independent directors constituting at least 20% of such Board.

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

[6]	Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as:
“a)

Corporations covered by Section 17.2 of Republic Act No. 8799, otherwise known as “The Securities Regulation Code” namely those whose securities are registered with the Commission, corporations listed with an exchange or with assets of at least Fifty million pesos (P50,000,000.00) and having two hundred (200) or more holders of shares, each holding at least one hundred (100) shares of a class of its equity shares;

b)	Banks and quasi-banks, NSSLAs, pawnshops, corporations engaged in money service business, pre-need, trust and insurance companies, and other financial intermediaries; and
c)

Other corporations engaged in business vested with public interest similar to the above, as may be determined by the Commission, after taking into account relevant factors which are germane to the objective and purpose of requiring the election of an independent director, such as the extent of minority ownership, type of financial products or securities issued or offered to investors, public interest involved in the nature of business operations, and other analogous factors.”

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”).  In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as at December 31, 2019 and 2018, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 31, 2020 expressed an unqualified opinion thereon.

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

March 31, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2019 and 2018, and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group as at December 31, 2019 and 2018, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as at December 31, 2019, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 1, 2019, the PLDT Group adopted IFRS 16, Leases, using the modified retrospective approach.

In addition, as discussed in Note 3 to the consolidated financial statements, the PLDT Group adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, using a modified retrospective approach, with initial application date of January 1, 2018. The PLDT Group changed its method of accounting for revenue from contracts with customers and the classification and measurement of its financial instruments and application of the expected credit loss model on its financial instruments.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits include performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition
Description of the Matter

At December 31, 2019, the Group recognized revenues amounting to Php169,187 million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

Auditing management’s revenue recognition process over bundled offers was complex due to the complexity of the arrangements involving multiple deliverables and elements which required the identification of separate performance obligations, allocation of transaction prices to the performance obligations using amounts that reflect their estimated standalone selling prices and the subsequent recognition of revenue either over time or at a point in time upon the satisfaction of the performance obligations, that are judgmental in nature. In addition, auditing the information technology (IT) systems used to capture accurate and complete information to recognize substantial amounts of the wireless and fixed line service revenues was especially challenging due to the significant volume of data and transactions processed through various systems and the heavy reliance on automated processes and controls over the capture, measurement and recording of transactions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the PLDT Group’s revenue recognition process, involving our IT professionals to assist us in evaluating the design and testing of the effectiveness of controls around the capture, measurement and recording of wireless and fixed line revenues.  For example, we evaluated the design and tested the operating effectiveness of controls around access rights, system development, program changes and IT dependent business controls to establish that changes to the system were appropriately authorized, developed, and implemented including those over: set- up of customer accounts, pricing data, segregation of duties and the linkage to usage data that drives revenue recognition.

To test revenue recognition, among other procedures, we compared the customer billing data to the details in the billing systems for wireless and fixed line postpaid revenues on a sample basis. We also tested the recognition of revenue based on actual usage and inspected the reconciliation of the ending balance of unearned income for wireless prepaid revenues between the subledger and the general ledger. In addition, we obtained a sample of contracts and (a) assessed whether performance obligations within the contracts with customers have been identified (b) tested the allocation of the transaction price to the performance obligations (c) evaluated management’s estimate and underlying assumptions on the standalone selling price for each performance obligation included within the sample of contracts to available published market prices and
(d) assessed the PLDT Group’s timing of revenue recognition based on when the performance occurs and control of the related goods or services is transferred to the customer. We also assessed the adequacy of the Group's disclosures in respect to the accounting policies on revenue recognition.

Valuation of pension assets
Description of the Matter

At December 31, 2019, the Group has pension assets amounting to Php16,808 million that are netted against accrued pension benefit obligations. As explained in Notes 3 and 26 to the consolidated financial statements, the Company updates the estimates used to measure the unquoted investments of Php10,815 million within the plan assets every year-end to reflect the actual return on plan assets.

Auditing the valuation of the pension assets was complex due to the significant and judgmental nature of the assumptions used in the discounted cash flow model to measure the fair value of the significant unquoted equity investments included in the plan assets. These significant assumptions included revenue growth rate, direct costs, capital expenditure, discount rate and terminal growth rate as inputs.

How We Addressed the Matter in Our Audit

We obtained an understanding of the process, assessed the design and tested controls that address the risks of material misstatement relating to the valuation of the plan assets. For example, we tested controls over management’s review of the plan asset calculations, including the significant assumptions used in the discounted cash flow model.

How We Addressed the Matter in Our Audit

To test the valuation of the pension assets, our audit procedures included, among others, evaluating the methodology, the significant assumptions discussed above and the underlying data used by the PLDT Group. We compared the significant assumptions discussed above to historical data, the business plans of the underlying entities, the industry and market outlook and other relevant external data. In addition, we involved our internal specialist to assist us in assessing management’s discounted cash flow valuation model and in testing the parameters used in determining the discount rate and long-term growth rate against market data. We also performed sensitivity analyses over the significant assumptions to evaluate the changes in the value of the unquoted investments that would result from changes in the assumptions.

Recoverability of goodwill and indefinite-lived intangible assets
Description of the Matter

At December 31, 2019, the Group’s goodwill attributable to the Wireless and Fixed Line cash-generating units (CGUs) and indefinite-lived intangible assets for the Wireless CGU were Php61,379 million and Php4,505 million, respectively. As discussed in Notes 3 and 15 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment at least annually at the corresponding CGUs respectively.

Auditing management’s annual goodwill and indefinite-lived intangible assets impairment test was complex due to the significant judgement required to determine the fair value of the CGUs and sensitivity of the fair value estimate to the significant assumptions, such as revenue growth rate, capital expenditures, discount rate and the long-term growth rate. These assumptions were based on management's expectation about future market conditions which includes inherent uncertainty.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s goodwill and intangible assets impairment review process, including controls over management’s review of the significant assumptions described above.

To test the estimated recoverable value of the Group’s reporting units, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Group in its analysis. We compared the significant assumptions used by management to current industry and economic trends and evaluated whether changes to the Group’s business model, product mix and other factors would affect the significant assumptions. In addition, we involved our internal specialist to assist us in assessing management’s discounted cash flow valuation model and in testing the parameters used in determining the discount rate and long-term growth rate against market data. We assessed whether there were any potential sources of contrary information, including historical forecast accuracy, and performed sensitivity analyses over the significant assumptions to evaluate the changes in the recoverable value that would result from changes in the assumptions.

Estimating useful lives of property and equipment
Description of the Matter

At December 31, 2019, the Group’s property and equipment was Php232,134 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

Auditing the Group's estimated useful lives of property and equipment was complex and required significant judgment because the determination of the estimated useful lives considers a number of factors and assumptions including the collective assessment of industry practice, internal technical evaluation and experience with similar assets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s process of estimating the useful lives of property and equipment. For example, we tested controls over management’s assessment which includes consideration for industry data and practice, market outlook and other relevant data. To test whether the estimated useful life of property and equipment used by management was reasonable, our audit procedures included, among others, obtaining an understanding of the Group’s technology roadmap plan and strategy related to asset replacement and assessing the reasonableness by considering external sources such as telecommunication technology growth, changes in market demand and current economic and market outlooks. We assessed whether there were any potential sources of contrary information by performing benchmarking analysis on the estimated useful lives of property and equipment against other public companies within the telecommunication industry. We also performed physical inspections of property and equipment.

We have served as the PLDT Group’s auditor since 2002.

/s/ SyCip Gorres Velayo & Co.

Makati City, Philippines

March 31, 2020

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2019 AND 2018

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

AND

INDEPENDENT AUDITOR’S REPORT

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2019 and 2018

(in million pesos)

	2019	2018
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	232,134	195,964
Right-of-use assets (Note 10)	15,890	—
Investments in associates and joint ventures (Note 11)	53,863	55,427
Financial assets at fair value through profit or loss (Note 12)	3,369	4,763
Debt instruments at amortized cost – net of current portion (Note 13)	—	150
Investment properties (Notes 6 and 14)	778	777
Goodwill and intangible assets (Note 15)	67,825	68,583
Deferred income tax assets – net (Note 7)	23,623	27,697
Derivative financial assets – net of current portion (Note 28)	1	140
Prepayments – net of current portion (Notes 19 and 25)	48,933	23,338
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6, 11 and 25)	162	2,749
Contract assets – net of current portion (Note 5)	750	1,083
Other financial assets – net of current portion (Note 28)	1,986	2,275
Other non-financial assets – net of current portion	136	230
Total Noncurrent Assets	449,450	383,176
Current Assets
Cash and cash equivalents (Note 16)	24,369	51,654
Short-term investments (Note 28)	314	1,165
Trade and other receivables (Note 17)	22,436	24,056
Inventories and supplies (Note 18)	3,412	2,878
Current portion of contract assets (Note 5)	1,997	2,185
Current portion of derivative financial assets (Note 28)	41	183
Current portion of debt instruments at amortized cost (Note 13)	150	—
Current portion of prepayments (Note 19)	11,298	8,380
Current portion of financial assets at fair value through other comprehensive income (Notes 6, 11 and 25)	2,757	1,604
Current portion of other financial assets (Notes 20 and 28)	8,086	7,008
Current portion of other non-financial assets	717	461
Total Current Assets	75,577	99,574
TOTAL ASSETS	525,027	482,750

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 26)	(394)	(854)
Capital in excess of par value (Note 20)	130,312	130,526
Other equity reserves (Note 26)	276	697
Retained earnings (Note 20)	18,063	12,081
Other comprehensive loss (Note 6)	(31,368)	(25,190)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	111,987	112,358
Noncontrolling interests (Note 6)	4,303	4,308
TOTAL EQUITY	116,290	116,666

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2019 and 2018

(in million pesos)

	2019	2018
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 28)	172,834	155,835
Lease liabilities – net of current portion (Note 10)	13,100	—
Deferred income tax liabilities (Note 7)	2,583	2,981
Derivative financial liabilities – net of current portion (Note 28)	25	—
Customers’ deposits (Note 28)	2,205	2,194
Pension and other employee benefits (Note 26)	8,985	7,182
Deferred credits and other noncurrent liabilities (Note 22)	4,557	5,284
Total Noncurrent Liabilities	204,289	173,476
Current Liabilities
Accounts payable (Note 23)	77,845	74,610
Accrued expenses and other current liabilities (Notes 24 and 27)	100,815	95,724
Current portion of interest-bearing financial liabilities (Notes 21 and 28)	19,722	20,441
Current portion of lease liabilities (Note 10)	3,215	—
Dividends payable (Note 20)	1,584	1,533
Current portion of derivative financial liabilities (Note 28)	88	80
Income tax payable	1,179	220
Total Current Liabilities	204,448	192,608
TOTAL LIABILITIES	408,737	366,084
TOTAL EQUITY AND LIABILITIES	525,027	482,750

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2019, 2018 and 2017

(in million pesos, except earnings per common share amounts which are in pesos)

	2019	2018	2017
REVENUES
Service revenues (Note 5)*	161,355	152,369	150,172
Non-service revenues (Note 5)	7,832	10,545	8,761
	169,187	162,914	158,933
EXPENSES
Selling, general and administrative expenses (Note 5)	68,230	73,916	68,990
Depreciation and amortization (Notes 9 and 10)	39,656	47,240	51,915
Cost of sales and services (Note 5)	13,429	14,427	13,633
Asset impairment (Note 5)	4,833	8,065	8,258
Interconnection costs*	3,638	5,493	6,626
	129,786	149,141	149,422
	39,401	13,773	9,511

OTHER INCOME (EXPENSES) – NET (Note 5)	(7,065)	9,042	5,058
INCOME BEFORE INCOME TAX	32,336	22,815	14,569

PROVISION FOR INCOME TAX (Note 7)	9,550	3,842	1,103
NET INCOME	22,786	18,973	13,466
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	22,521	18,916	13,371
Noncontrolling interests	265	57	95
	22,786	18,973	13,466
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	103.97	87.28	61.61
Diluted	103.97	87.28	61.61

For the years ended December 31, 2019 and 2018, the total service and non-service revenues pertains to revenue from contracts with customers.

*Certain amounts in 2018 and 2017 were adjusted to reflect the effects of matters discussed in Note 5 – Income and Expenses – Adjustments.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2019, 2018 and 2017

(in million pesos)

	2019	2018	2017
NET INCOME	22,786	18,973	13,466
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Fair value changes of financial assets at fair value through other comprehensive income (loss) (Note 25)	127	(29)	—
Foreign currency translation differences of subsidiaries	23	117	(18)
Net transactions on cash flow hedges:	(256)	(271)	(376)
Net fair value losses on cash flow hedges (Note 28)	(330)	(286)	(411)
Income tax related to fair value adjustments charged directly to equity (Note 7)	74	15	35
Net gains on available-for-sale financial investments:	—	—	3,364
Unrealized gains from changes in fair value adjustments recognized during the year (Note 12)	—	—	2,826
Impairment recognized in profit or loss	—	—	540
Income tax related to fair value adjustments charged directly to equity (Note 7)	—	—	(2)
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 11)	—	—	112
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	(106)	(183)	3,082
Revaluation increment on investment properties:	(2)	(2)	1
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(3)	(2)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	1	—	(1)
Fair value adjustment to property and equipment transferred to investment properties during the year	—	—	4
Actuarial losses on defined benefit obligations:	(6,074)	(1,222)	(1,091)
Remeasurement in actuarial losses on defined benefit obligations (Note 26)	(8,672)	(1,788)	(1,566)
Income tax related to remeasurement adjustments (Note 7)	2,598	566	475
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 11)	—	—	194
Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(6,076)	(1,224)	(896)
Total Other Comprehensive Income (Loss) – Net of Tax	(6,182)	(1,407)	2,186
TOTAL COMPREHENSIVE INCOME	16,604	17,566	15,652
ATTRIBUTABLE TO:
Equity holders of PLDT	16,343	17,504	15,550
Noncontrolling interests	261	62	102
	16,604	17,566	15,652

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2019, 2018 and 2017

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2019 (as previously stated)	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666
Effect of adoption of IFRS 16 (Note 2)	—	—	—	—	—	—	(924)	—	(924)	—	(924)
Balances as at January 1, 2019 (as restated)	510	1,093	(6,505)	(854)	130,526	697	11,157	(25,190)	111,434	4,308	115,742
Treasury shares under employee benefit trust (Note 26)	—	—	—	460	(130)	—	—	—	330	—	330
Other equity reserves (Note 26)	—	—	—	—	—	(421)	—	—	(421)	—	(421)
Cash dividends (Note 20)	—	—	—	—	—	—	(15,615)	—	(15,615)	(15)	(15,630)
Total comprehensive income (loss):	—	—	—	—	—	—	22,521	(6,178)	16,343	261	16,604
Net income (Note 8)	—	—	—	—	—	—	22,521	—	22,521	265	22,786
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(6,178)	(6,178)	(4)	(6,182)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(84)	—	—	—	(84)	(15)	(99)
Balances as at December 31, 2019	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290

Balances as at January 1, 2018 (as previously stated)	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183
Effect of adoption of IFRS 9 (Note 2)	—	—	—	—	—	—	4,101	(4,627)	(526)	—	(526)
Effect of adoption of IFRS 15 (Note 2)	—	—	—	—	—	—	2,553	—	2,553	—	2,553
Balances as at January 1, 2018 (as restated)	510	1,093	(6,505)	(940)	130,374	827	7,288	(23,778)	108,869	4,341	113,210
Treasury shares under employee benefit trust (Note 26)	—	—	—	86	—	—	—	—	86	—	86
Other equity reserves (Note 26)	—	—	—	—	—	(130)	—	—	(130)	—	(130)
Cash dividends (Note 20)	—	—	—	—	—	—	(13,887)	—	(13,887)	(15)	(13,902)
Total comprehensive income (loss):	—	—	—	—	—	—	18,916	(1,412)	17,504	62	17,566
Net income (Note 8)	—	—	—	—	—	—	18,916	—	18,916	57	18,973
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(1,412)	(1,412)	5	(1,407)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(236)	—	(236)	—	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	152	—	—	—	152	(80)	72
Balances as at December 31, 2018	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666

Balances as at January 1, 2017	510	1,093	(6,505)	—	130,488	—	3,483	(20,894)	108,175	362	108,537
Treasury shares under employee benefit trust (Note 26)	—	—	—	(940)	—	—	—	—	(940)	—	(940)
Other equity reserves (Note 26)	—	—	—	—	—	827	—	—	827	—	827
Cash dividends (Note 20)	—	—	—	—	—	—	(16,479)	—	(16,479)	(66)	(16,545)
Total comprehensive income:	—	—	—	—	—	—	13,807	1,743	15,550	102	15,652
Net income (Note 8)	—	—	—	—	—	—	13,371	—	13,371	95	13,466
Other comprehensive income (Note 6)	—	—	—	—	—	—	436	1,743	2,179	7	2,186
Perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	4,165	4,165
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(177)	—	(177)	—	(177)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(114)	—	—	—	(114)	(222)	(336)
Balances as at December 31, 2017	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(in million pesos)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	32,336	22,815	14,569
Adjustments for:
Depreciation and amortization (Notes 9 and 10)*	39,656	47,240	51,915
Interest on loans and other related items – net (Note 5)	7,275	6,783	7,014
Asset impairment (Note 5)	4,833	8,065	8,258
Equity share in net losses (earnings) of associates and joint ventures (Notes 5 and 11)	1,535	87	(2,906)
Accretion on lease liabilities (Notes 5, 10 and 29)	1,061	—
Pension benefit costs (Notes 5 and 26)	1,018	1,855	1,607
Amortization of intangible assets (Notes 5 and 15)	758	892	835
Incentive plan (Notes 5 and 26)	638	208	827
Losses (gains) on derivative financial instruments – net (Notes 5 and 28)	284	(1,086)	(533)
Accretion on financial liabilities (Notes 5 and 21)	122	145	219
Losses (gains) on disposal of property and equipment (Note 9)	88	(12)	159
Impairment of investments (Note 11)	34	172	2,562
Foreign exchange losses (gains) – net (Notes 5 and 9)	(424)	771	411
Interest income (Note 5)	(1,745)	(1,943)	(1,412)
Gains on disposal of investments in subsidiaries – net (Note 11)	—	(144)	—
Gains on deconsolidation of subsidiary (Notes 5 and 11)	—	(12,054)	—
Gains on disposal of investment property (Note 14)	—	—	(80)
Gains on disposal of investments in associates – net (Note 11)	—	—	(6,512)
Others	696	(1,076)	(2,443)
Operating income before changes in assets and liabilities	88,165	72,718	74,490
Decrease (increase) in:
Prepayments	(28,898)	(4,318)	(212)
Other financial and non-financial assets	(198)	—	162
Trade and other receivables	(1,560)	(12,175)	(10,674)
Inventories and supplies	12	26	(542)
Contract assets	337	390	—
Increase (decrease) in:
Customers’ deposits	12	(250)	13
Pension and other employee benefits	(7,965)	(5,733)	(5,841)
Other noncurrent liabilities	(1,559)	(11)	38
Accounts payable	18,768	7,729	4,622
Accrued expenses and other current liabilities	4,375	5,184	(1,392)
Net cash flows generated from operations	71,489	63,560	60,664
Income taxes paid	(2,097)	(2,444)	(4,550)
Net cash flows from operating activities	69,392	61,116	56,114

For 2019, this includes the depreciation or amortization of right-of-use assets.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2019, 2018 and 2017

(in million pesos)

	2019	2018	2017
CASH FLOWS USED IN INVESTING ACTIVITIES
Interest received	1,723	1,115	1,217
Proceeds from:
Collection of notes receivable	1,771	11,707	2,001
Maturity of short-term investments	1,415	6,102	20,254
Disposal of financial assets at fair value through profit or loss (Note 12)	1,023	11,643	—
Disposal of property and equipment (Note 9)	224	345	484
Disposal of investment properties (Note 14)	11	—	290
Disposal of investments in associates and joint ventures (Note 11)	—	1,710	14,884
Redemption of investment in debt securities	—	105	456
Disposal of investments available-for-sale	—	—	1,000
Dividends received (Note 11)	—	—	833
Payments for:
Acquisition of investments in associates and joint ventures (Note 11)	(20)	(111)	(5,633)
Acquisition of investments in subsidiaries – net of cash acquired	(80)	(2,814)	(266)
Purchase of short-term investments	(572)	(5,992)	(18,424)
Interest capitalized to property and equipment (Notes 5 and 9)	(1,455)	(1,524)	(816)
Purchase of property and equipment (Note 9)	(88,246)	(47,247)	(36,616)
Acquisition of intangible assets (Note 15)	—	(21)	(137)
Purchase of investments available-for-sale	—	—	(76)
Net additions to right-of-use assets (Note 10)	(145)	—	—
Decrease (increase) in other financial and non-financial assets	35	(72)	(511)
Net cash flows used in investing activities	(84,316)	(25,054)	(21,060)
CASH FLOWS USED IN FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 21 and 29)	37,500	20,500	26,255
Derivative financial instruments (Notes 28 and 29)	—	886	218
Issuance of perpetual notes (Note 20)	—	—	4,165
Payments for:
Derivative financial instruments (Notes 28 and 29)	(50)	—	—
Debt issuance costs (Notes 21 and 29)	(195)	(38)	(153)
Distribution charges on perpetual notes (Note 20)	(236)	(236)	(177)
Obligations under lease liabilities (Notes 10 and 29)	(5,399)	—	—
Interest – net of capitalized portion (Notes 5, 21 and 29)	(7,143)	(6,614)	(7,076)
Cash dividends (Notes 20 and 29)	(15,592)	(13,928)	(16,617)
Long-term debt (Notes 21 and 29)	(20,494)	(18,740)	(39,199)
Long-term financing for capital expenditures (Note 29)	—	—	(7,735)
Decrease (increase) in treasury shares under employee benefit trust	(4)	26	—
Net cash flows used in financing activities	(11,613)	(18,144)	(40,319)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(748)	831	(552)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,285)	18,749	(5,817)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	51,654	32,905	38,722
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	24,369	51,654	32,905

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2019.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2019.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2019, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2019.  See Note 20 – Equity – Preferred Stock – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 26.9 million ADSs outstanding as at December 31, 2019.

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

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.  Information on our structure is provided in Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation.  Information on other related party relationships of the PLDT Group is provided in Note 25 – Related Party Transactions.

Our consolidated financial statements as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 were approved and authorized for issuance by the Audit Committee on March 31, 2020, exercising the authority delegated to it by the Board of Directors on March 5, 2020.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, financial instruments at fair value through other comprehensive income, or FVOCI, and investment properties that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2019 and 2018:

			2019		2018
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC(a)	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc., or Wifun	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	95.0	—	95.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(b)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(a)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	Ceased commercial operations.
(b)	On September 14, 2018, MRSI was incorporated and ePLDT made an initial investment of Php50 million.

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

Profit or loss and each component of other comprehensive income are attributed to the equity holders of PLDT and to the noncontrolling interests, even if this results in the noncontrolling interests having a deficit balance.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the Parent Company’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

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

Extension of Smart’s Congressional Franchise

On April 21, 2017, R.A. No. 10926, which effectively extended Smart’s franchise until 2042, was signed into law by the President of the Republic of the Philippines.  The law was published in a newspaper of general circulation on May 4, 2017 and took effect on May 19, 2017.

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

Transfer of iCommerce Pte. Ltd., or iCommerce, to PLDT Online

On December 14, 2017, Voyager Innovations Holdings Pte. Ltd., or VIH, and PLDT Online entered into a Sale and Purchase Agreement whereby VIH sold all of its 10 thousand ordinary shares in iCommerce to PLDT Online for a total purchase price of SG$1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, a total of US$8.9 million, inclusive of interest, was fully paid by PLDT Online to VIH on November 30, 2017.

ePLDT’s Additional Investment in ePDS

On March 5, 2018 and August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php134 million and Php66 million, respectively, thereby increasing its equity interest in ePDS from 67% to 95%.  On November 7, 2019, ePLDT acquired the 5% minority interest in ePDS for a consideration of Php20 million, thereby increasing its equity interest in ePDS from 95% to 100%.  This transaction was eliminated in our consolidated financial statements.

Expiration of Digitel’s Legislative Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under R.A. No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7678 expired on February 17, 2019 and was not renewed due to the migration of all of its subscribers to PLDT in January 2019.  Our management is currently assessing the business direction of Digitel moving forward.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.

Decrease in PCEV’s Authorized Capital Stock and Par Value of Common Stock

On May 10, 2019 and June 25, 2019, PCEV’s Board of Directors and stockholders, respectively, approved the following resolutions and amendments to the articles of incorporation of PCEV: (a) decrease in the par value of common stock; and (b) decrease in the authorized capital stock as follows:

	Prior to Amendments			After Amendments
	Authorized Capital (Php)	Number of Shares	Par Value (Php)	Authorized Capital (Php)	Number of Shares	Par Value (Php)
	(in millions)			(in millions)
Common Stock	12,060	1	21,000	4,996	1	8,700
Class I Preferred Stock	67	33	2	67	33	2
Class II Preferred Stock	50	50	1	50	50	1
Total Authorized Capital Stock	12,177	84		5,113	84

The decrease in PCEV’s authorized capital was approved by the Philippine SEC on December 19, 2019.  Consequently, the partial return of capital representing their proportionate share in the decrease in par value amounting to Php6,825 million and Php4 million were paid to Smart and PCEV’s minority shareholders, respectively.  This transaction was eliminated in our consolidated financial statements.

Expiration of Philcom’s Legislative Franchise

Effective September 15, 2019, Philcom ceased to operate as a telecommunications service provider, pursuant to the expiration of its legislative franchise, R.A. 7783.  In order to facilitate continued customer service, arrangements have been made between Philcom and PLDT where PLDT would make its services available to the affected Philcom subscribers on voluntary basis.  The NTC interposed no objection to the transfer of Philcom’s subscribers to PLDT, subject to certain conditions.  Consequently, Philcom and PLDT executed a Deed of Assignment on August 15, 2019 and September 13, 2019 wherein all property and equipment of Philcom, accounts receivable, inventories and subscribers were transferred to PLDT for a total consideration of Php1,760 million and Php319 million, respectively, after complying with the conditions imposed by NTC.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on voluntary basis.  The NTC interposed no objection to the transfer of SubicTel’s subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  On September 24, 2019, the PLDT Board of Directors approved the acquisition of the assets and subscribers of SubicTel for a total consideration of Php675 million.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of Maratel’s Legislative Franchise

Effective April 2020, Maratel will cease to operate as a telecommunications service provider, following the expiration of its legislative franchise, R.A. 7970.  In order to ensure continued customer service, Maratel will assign its assets and subscribers, or the “Maratel Subscribers”, to PLDT who undertakes to offer its services to Maratel Subscribers subject to conditions as may be imposed by the NTC.  The NTC, has yet to respond to Maratel’s notice to transfer its subscribers to PLDT.  On November 7, 2019, the PLDT Board of Directors approved the acquisition of the assets and Maratel Subscribers for a total consideration of Php442 million.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Corona Virus, or COVID-19, Outbreak

In a move to contain the COVID-19 outbreak, on March 12, 2020, the Office of the President of the Philippines issued a Memorandum directive to impose stringent social distancing measures in the National Capital Region effective March 15, 2020.  On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a period of six months and imposed an

Enhanced Community Quarantine throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant.  On March 25, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal as One Act” was signed into law declaring a state of national emergency over the entire country, and the President is authorized to exercise certain powers necessary to address the COVID-19 pandemic.  These measures have caused disruption to businesses and economic activities, and its impacts on businesses continue to evolve.

We consider the events surrounding the outbreak as non-adjusting subsequent events which do not impact our financial position and performance as at and for the year ended December 31, 2019.  However, the outbreak could have a material impact on our 2020 financial results and even the periods thereafter.  Considering the evolving nature of the outbreak, we cannot determine at this time the impact to our financial position, performance and cash flows.  We will continue to monitor the situation.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following new and amended standards and interpretations starting January 1, 2019.  Except for the adoption of IFRS 16, Leases, the adoption of these new and amended standards and interpretations did not have significant impact on our financial position or performance.

•	Amendments to IFRS 9, Financial Instruments, Prepayment Features with Negative Compensation
•	Amendments to International Accounting Standard, or IAS, 19, Employee Benefits, Plan Amendment, Curtailment or Settlement
•	Amendments to IAS 28, Investments in Associates and Joint Ventures, Long-term Interests in Associates and Joint Ventures
•	Annual Improvements to IFRSs 2015-2017 Cycle
•	Amendments to IFRS 3, Business Combinations, and IFRS 11, Joint Arrangements, Previously Held Interest in a Joint Operation
•	Amendments to IAS 12, Income Taxes, Income Tax Consequences of Payments on Financial Instruments Classified as Equity
•	Amendments to IAS 23, Borrowing Costs, Borrowing Costs Eligible for Capitalization
•	International Financial Reporting Interpretations Committee, or IFRIC, 23, Uncertainty over Income Tax Treatments

This Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12, Income Taxes.  It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.  The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and
•	How an entity considers changes in facts and circumstances.

The entity is required to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.  The entity shall assume that the taxation authority will examine amounts that it has a right to examine and have full knowledge of all related information when making those examination.  If an entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, it shall reflect the effect of the uncertainty for each uncertain tax treatment using the method the entity expects to better predict the resolution of the uncertainty.

•	IFRS 16, Leases

IFRS 16 supersedes IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.  The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on our consolidated statement of financial position.  The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).  At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use, or ROU, asset).  Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the ROU asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments).  The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the ROU asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17.  Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.  Therefore, IFRS 16 did not have an impact for leases where we are the lessor.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.
A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach.  The standard’s transition provisions permit certain reliefs.

We applied the modified retrospective approach upon adoption of IFRS 16 on January 1, 2019 and applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.  We, therefore did not apply the standard to contracts that were not previously identified as containing a lease applying IAS 17 and IFRIC 4.

We elected to use the exemptions provided by the standard on lease contracts for which the lease term ends within 12 months as at the date of initial application, and lease contracts for which the underlying asset is of low value.

Our cash flows from operating activities have increased and cash flows from financing cash flows decreased as repayment of the principal portion of the lease liabilities were classified as cash flows from financing activities.  In addition, our total assets and total liabilities have increased due to the recognition of ROU asset and lease liability.  The accounting for operating leases where we act as the lessee will significantly change due to the adoption of IFRS 16.

The effect of adoption of IFRS 16 as at January 1, 2019 is as follows:

Increase
(Decrease)
(in million pesos)
Assets:
Right-of-use assets (Note 10)	14,226
Property and equipment (Notes 9 and 10)	(245)
Deferred income tax assets – net (Note 7)	172
Current portion of prepayments	(471)
Total Assets	13,682

Liabilities:
Lease liabilities – net of current portion (Note 10)	12,386
Deferred credits and other noncurrent liabilities	(50)
Accrued expenses and other current liabilities	(577)
Current portion of lease liabilities (Note 10)	2,847
Total Liabilities	14,606

Net impact on equity:
Retained earnings	(924)
Noncontrolling interests	—

Set out below are the amounts by which each financial statements line item is affected for the year ended December 31, 2019 as a result of the adoption of IFRS 16.  The adoption of IFRS 16 did not have a material impact on other comprehensive income or on our investing cash flows.  The first column shows amounts prepared under IFRS 16 and the second column shows what the amounts would have been had IFRS 16 not been adopted.

Consolidated income statement for the year ended December 31, 2019

			Increase
	IFRS 16	IAS 17	(Decrease)
	(in million pesos)
Expenses:
Rent (Note 5)	1,290	6,571	(5,281)
Depreciation (Notes 3 and 10)	4,393	—	4,393
Financing costs – net (Notes 5 and 10)	1,061	—	1,061
Net impact on profit for the year	6,744	6,571	173
Tax effect	(2,023)	(1,971)	(52)
Net impact on profit for the year – net of tax	4,721	4,600	121

Attributable to:
Equity holders of PLDT	(4,721)	(4,600)	(121)
Noncontrolling interests	—	—	—

Consolidated statement of financial position as at December 31, 2019

			Increase
	IFRS 16	IAS 17	(Decrease)
	(in million pesos)
Assets:
Right-of-use assets (Note 10)	15,890	—	15,890
Deferred income tax assets – net (Note 7)	23,623	23,228	395
Prepayments – net of current portion (Note 19)	48,933	49,394	(461)
Current portion of prepayments (Note 19)	11,298	11,308	(10)
Total Assets	99,744	83,930	15,814

Liabilities:
Lease liabilities – net of current portion (Notes 3 and 10)	13,100	—	13,100
Deferred credits and other noncurrent liabilities (Note 22)	4,557	4,607	(50)
Accrued expenses and other current liabilities (Note 24)	100,815	100,221	594
Current portion of lease liabilities (Notes 3 and 10)	3,215	—	3,215
Total Liabilities	121,687	104,828	16,859

Net impact on equity:
Retained earnings	(21,943)	(20,898)	(1,045)
Noncontrolling interests	—	—	—

Consolidated statement of cash flows for the year ended December 31, 2019

(in million pesos)
Net cash flows from operating activities (IAS 17):
Operating lease payments	(6,460)

Net cash flows from financing activities (IFRS 16):
Payment of principal portion of lease liabilities (Note 10)	(5,399)

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases for the accounting policy beginning January 1, 2019.

•	Leases previously classified as finance leases

We did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the ROU assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17).  The requirements of IFRS 16 was applied to these leases beginning January 1, 2019.

•	Leases previously accounted for as operating leases

We recognized ROU assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of ‘low-value’ assets.  The ROU  assets were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application.  Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

We also applied the available practical expedients wherein we:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;
•	Excluded the initial direct costs from the measurement of the ROU asset at the date of initial application;
•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the leases; and
•	Elected not to separate non-lease components from lease components and accounted them as single lease component.

Based on the foregoing, as at January 1, 2019:

•	Property and equipment of Php245 million, representing ARO asset were reclassified to ROU assets.
•

ROU assets of Php14,226 million were recognized and presented separately in our consolidated statement of financial position.  This includes lease assets recognized previously under finance leases of Php300 thousand that were reclassified from property and equipment.

•	Deferred income tax assets – net decreased by Php172 million because of the deferred tax impact of the changes in assets and liabilities.
•	Prepayments of Php471 million and accrued expenses and other current liabilities of Php577 million related to previous operating leases arising from straight-lining under IAS 17 were derecognized.
•	Lease liabilities of Php15,233 million were recognized and presented separately in our consolidated statement of financial position.
•	Deferred credits and other noncurrent liabilities of Php50 million were recognized for the interest portion of the lease liability.
•	The net effect of these adjustments had been adjusted to retained earnings of Php924 million and noncontrolling interest of nil.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 follows:

(in million pesos)
Operating lease commitments as at December 31, 2018	22,674
Incremental borrowing rate as at January 1, 2019	7%-9%
Discounted operating lease commitments as at January 1, 2019	10,571
Less: Commitments relating to short-term leases	(49)
Commitments relating to service contracts	(304)
Add: Payments in optional extension periods not recognized as at December 31, 2018	4,994
Prepayments and accrued expenses (IAS 17)	21
Lease liabilities as at January 1, 2019	15,233

Due to the adoption of IFRS 16, our operating profit in 2019 improved, while our interest expense increased.  This is due to the change in the accounting for rent expense related to leases that were classified as operating leases under IAS 17.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree.  For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.  Contingent consideration classified as an asset or liability that is a financial instrument within the scope of IFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss.  In accordance with IFRS 9, other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.  The cost of the investments includes directly attributable transaction costs.  The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment.  Our consolidated income statements reflect our share in the financial performance of our associates.  Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity.  Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

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

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates.  We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired.  If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statements.

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

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements.  Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies.  The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

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

The terms of the liquidity that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as noncurrent.

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

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; and the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Financial Instruments – Beginning January 1, 2018

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

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed.  Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

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

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Interest income’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2019 and 2018.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

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

Our financial assets at FVOCI include receivables from MPIC as at December 31, 2019 and 2018.  See Note 25 – Related Party Transactions and Note 28 – Financial Assets and Liabilities.

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

Our financial assets at FVPL include derivative financial assets and equity investments as at December 31, 2019 and 2018.  See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

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

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps and liability from redemption of preferred stock as at December 31, 2019 and 2018.  See Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2019 and 2018.  See Note 21 – Interest-bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets.  Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated.  We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•	A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•	A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•	There is a change in measurement on credit exposures measured at FVPL.

Impairment of Financial Assets – Beginning January 1, 2018

We recognize ECL for the following financial assets that are not measured at FVPL.

•	Debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on equity investments.

ECLs are measured in a way that reflects the following:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•	The time value of money; and
•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit impaired

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

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred.  For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date.  A financial asset is considered to have low credit risk if:

•	The financial instrument has a low risk of default;
•	The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•	Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instruments to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

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

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, it has exhausted all practical recovery efforts and has concluded that it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

•	The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a.	No properties of the counterparty could be attached
b.	The whereabouts of the client cannot be located
c.	It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d.	Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•	Expanded credit arrangement is no longer possible;
•	Filing of legal case is not possible; and
•	The account has been classified as ‘Loss’.

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

Impairment of Financial Assets – Prior to January 1, 2018

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

Impairment of Trade and Other Receivables – Prior to January 1, 2018

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statement .

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability.  The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statement.

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

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

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

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.  In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

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

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in consolidated income statement when the asset is derecognized.

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

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

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

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

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

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statements.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, ROU assets, and intangible assets with definite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with definite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired.  If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount.  The amount of impairment loss is recognized in our consolidated income statements.  See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

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

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expenses) – net – Interest income” in our consolidated income statements.

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

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, financial assets at FVOCI and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.  The fair values of investment properties are disclosed in Note 14 – Investment Properties.

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

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

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

Revenue – Beginning January 1, 2018

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

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at December 31, 2019, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,864 million, of which we expect to recognize approximately 68% in 2020 and 32% in 2021 and onwards.  As at December 31, 2018, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php30,753 million, of which we expect to recognize approximately 63% in 2019 and 37% in 2020 and onwards.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are a principal and record revenue on a gross basis if we control the promised goods or services before transferring them or rendering those to the customer.  However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that we retain for our agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

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

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, Sun Cellular, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

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

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

We operate customer engagement and loyalty programs which allows customers to accumulate points when postpaid customers pay their bills on time and in full, purchase products or services, and load or top-up for prepaid customers once registered to the program.  Customers may avail of the “MVP Rewards Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet of the customer that can be used for all purchases transacted using the “MVP Rewards Card”.  The new customer loyalty program is not treated as separate performance obligation but as a reduction of revenue when earned, which is booked under loyalty expense.

iii.	International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

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

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized upon service availment.  We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized at point in time as the services are performed.

Contract balances

Contract assets

A contract asset is initially recognized for revenue earned from installation services because the receipt of consideration is conditional on successful completion of the installation.  Upon completion of the installation and acceptance by the customer, the amount recognized as contract assets is reclassified to trade receivables when billed.  Contract assets are subject to impairment assessment.  Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).  Refer to accounting policies of financial assets in section Financial instruments – initial recognition and subsequent measurement.

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

Incremental costs to obtain contracts

We often give commissions and incentives to sales agent for meeting certain volume of new connections and corresponding value of plans contracted. These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Revenue – Prior to January 1, 2018

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

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statements, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statements.

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

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements.  These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net defined benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur.  Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly.  Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us.  Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach.  The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.  See Note 26 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

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

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period.  The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method.  Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statement.

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

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss.  Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.  See Note 26 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation.  Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statement.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

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

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the cash award is determined at each reporting date using the estimated fair value of the corresponding shares.  Please see Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

Leases – Beginning January 1, 2019

We assess at contract inception whether the contract is, or contains, a lease.  That is, if the contract conveys right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee.  We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.  We recognize lease liabilities to make lease payments and ROU assets representing the right to use assets to the underlying assets.

•	ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).  ROU  assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.  The cost of ROU  assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.  Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU  assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.  ROU  assets are subject to impairment.  Refer to the accounting policies in impairment of non-financial assets section.

•	Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term.  The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.  The lease payments also include the exercise price of a purchase option reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate.  The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases of machinery and equipment (i.e., those leases that have a lease term ending within 12 months or less from the commencement date and do not contain a purchase option).  We also apply the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below Php250 thousand).  Lease payments on short-term leases and leases of low-value assets are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

As a Lessor.  Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases.  Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature.  Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the bases as rental income.

Leases – Prior to January 1, 2019

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

As a Lessee.  Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognized as expense in our consolidated income statements on a straight-line basis over the lease term.

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

As a Lessor.  Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.  Rental income is recognized in our consolidated income statements on a straight-line basis over the lease term.

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

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statements of comprehensive income and not in our consolidated income statements.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our consolidated income statement.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statements of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in our consolidated statements of financial position to the extent of the recoverable amount.

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

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our consolidated income statement as required or permitted by IFRS.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2020

•	Amendments to IFRS 3, Business Combination, Definition of a Business

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

These amendments will have no significant impact on our consolidated financial statements.

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

The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of IFRS 17 is the general model, supplemented by:

1.	A specific adaptation for contracts with participation features (the variable fee approach); and
2.	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required.

The standard will have no significant impact on our consolidated financial statements.

Deferred effectivity

•	Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

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

On January 13, 2016, the FRSC deferred the original effective date of January 1, 2016 of the said amendments until the International Accounting Standards Board completes its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.  We are currently assessing the impact of this amendment.

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

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements, except for those that relate to the adoption of IFRS 16.  Selected critical judgments and estimates applied in the preparation of the annual consolidated financial statements as discussed below:

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

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

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

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers. Therefore, we determined that we are the principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment;
•	We bear inventory risk on our inventory before it has been transferred to the customer;
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is provided at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time,.

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

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component.  The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

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

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments (Note 13 – Debt Instruments at Amortized Cost), and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•	Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;
b.	The counterparty is in breach of financial covenant(s);

c.	An active market for that financial assets has disappeared because of financial difficulties;
d.	Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

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

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million as at December 31, 2017.  Impairment losses charged in our consolidated income statement amounted to Php540 million for the year ended December 31, 2017.  See related discussion on Note 12 – Financial Assets at FVPL – Investment of PLDT Online in Rocket Internet.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; and (c) AGS Indonesia, which uses the Indonesian Rupiah.

Reclassification of certain land and building from investment property to property and equipment

In 2018, ePLDT reclassified certain land and building amounting to Php1,236 million from investment property to property and equipment because of the change in use of the assets.  Prior to reclassification, these land and building were previously held for rental to third party lessees up to the end of the lease arrangement in 2018.  Management decided not to renew the lease contracts but instead use the land and building for business operations.  As such, management believes that the reclassification to property and equipment is appropriate given the change in use of these assets.  See Note 14 – Investment Properties.

Determining the lease term of contracts with renewal and terminal options – Company as a Lessee – Beginning January 1, 2019

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases for the accounting policy beginning January 1, 2019.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms.  We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations.  These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available.  Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets amounted to Php4,393 million for the year ended December 31, 2019.  Total lease liabilities amounted to Php16,315 million as at December 31, 2019.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

Leases – Prior to January 1, 2019

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17.  Total lease expense amounted to Php7,321 million and Php7,016 million for the years ended December 31, 2018 and 2017, respectively.  Total finance lease obligations amounted to Php514 thousand as at December 31, 2018.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 –Financial Assets and Liabilities.

Accounting for investment in Multisys Technologies Corporation, or Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investment in Multisys gives PGIH a joint control in Multisys and thus is accounted for as investment in joint venture using the equity method of accounting in accordance with IAS 28, Investments in Associates and Joint Ventures..  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investment of PGIH in Multisys.

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

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

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

As a result of the subscription of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in an associate.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

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

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

IAS 28 provides that where an entity holds 20% or more of the voting power (directly or through subsidiaries) on an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.

PCEV entered into Share Purchase Agreement with MPIC on May 30, 2016 and June 13, 2017, to sell its equity interest in Beacon for a total consideration of Php26,200 million and Php21,800 million, respectively.  Upon closing of these sale transactions, MPIC settled portion of the considerations and the balances are being paid in annual installments until June 2021.  MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.  The unpaid balance from MPIC is measured at fair value using discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After full divestment, PCEV continues to hold its representation in the Board of Directors and participate in decision making.  PCEV retained 50% proxy voting right and is presumed to still hold joint control over Beacon.  The role of the representative of PCEV in the Board of Directors is not to jointly control the business but to ensure security of the payment of its outstanding receivables.  Thus, PCEV will remain to hold significant influence over Beacon.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investment of PCEV in Beacon.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2019 and 2018.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2019 and 2018.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

Upon adoption of the IFRIC 23, we assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments.  We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.  Accordingly, the interpretation did not have a significant impact on our consolidated financial statements.

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

Leases – Estimating the incremental borrowing rate, or IBR – Beginning January 1, 2019

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php16,315 million as at December 31, 2019.  See Note 2 – Summary of Significant Accounting Policies – IFRS 16, Leases and Note 10 – Leases.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  In determining the fair value of PLDT’s retained interest in VIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

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

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under IFRS.

Total asset impairment recognized on noncurrent assets amounted to nil, Php2,122 million and Php3,913 million for the years ended December 31, 2019, 2018 and 2017, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Investment Properties, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively.

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

In 2019, 2018 and 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php2,048 million, Php15,807 million and Php19,481 million for the years ended December 31, 2019, 2018 and 2017, respectively. We expect additional depreciation arising from the acceleration of estimated useful lives of the technology equipment in 2019 amounting to Php1,458 million, Php1,397 million and Php46 million in 2020, 2021 and each of the years 2022 and 2023, respectively.

In 2019, we increased the estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment.  As a result, we recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

The total depreciation and amortization of property and equipment amounted to Php35,263 million, Php47,240 million and Php51,915 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php232,134 million and Php195,964 million as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php758 million, Php892 million and Php835 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Total carrying values of intangible assets with finite lives amounted to Php1,941 million and Php2,699 million as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php2,294 million and Php3,227 million as at December 31, 2019 and 2018, respectively.  Total consolidated provision from deferred income tax amounted to Php6,267 million and Php1,375 million for the years ended December 31, 2019 and 2018, respectively, while total consolidated benefit from deferred income tax amounted to Php2,738 million for the year ended December 31, 2017.  Total consolidated recognized net deferred income tax assets amounted to Php23,623 million and Php27,697 million as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities and financial assets at FVOCI and advances and other noncurrent assets

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

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables amounted to Php4,071 million and Php4,192 million  for the years ended December 31, 2019 and 2018, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php22,436 million and Php24,056 million, respectively, as at December 31, 2019 and 2018, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total provision for expected credit losses for contract assets amounted to Php291 million and Php223 million for the years ended December 31, 2019 and 2018, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,747 million and Php3,268 million as at December 31, 2019 and 2018, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

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

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others.

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

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

Total provision for doubtful accounts for trade and other receivables amounted to Php3,438 million for the year ended December 31, 2017.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php33,761 million as at December 31, 2017.  See Note 4 – Operating Segment Information and Note 5 – Income and Expenses.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Pension and Other Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,018 million, Php1,855 million and Php1,610 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The prepaid benefit costs amounted to Php342 million and Php393 million as at December 31, 2019 and 2018, respectively.  The accrued benefit costs amounted to Php8,985 million and Php7,182 million as at December 31, 2019 and 2018, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

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

On December 11, 2018, the ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant. The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”). The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 31, 2020, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 236 thousand,  302 thousand and 204 thousand PLDT common shares have been released to the eligible participants on March 12, 2020 for the 2019 annual grant, on March 28, 2019 for the 2018 annual grant and on April 5, 2018 for the 2017 annual grant, respectively.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php638 million, Php208 million and Php827 million  for the years ended December 31, 2019, 2018 and 2017, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php795 million as at December 31, 2019.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,767 million and Php1,656 million as at December 31, 2019 and 2018, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2019 amounted to Php1,657 million and Php173,457 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2018 amounted to Php2,168 million and Php143,392 million, respectively.  See Note 28 – Financial Assets and Liabilities.

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

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, BCC, PLDT Global and certain subsidiaries, and Digitel, all of which together account for approximately 1% of our consolidated fixed line subscribers; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

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

The segment revenues, net income, and other segment information of our reportable operating segments as at and for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2019
Revenues
External customers	94,488	74,699	—	—	169,187
Service revenues	88,243	73,112	—	—	161,355
Non-service revenues	6,245	1,587	—	—	7,832
Inter-segment transactions	2,418	14,707	—	(17,125)	—
Service revenues	2,418	14,707	—	(17,125)	—
Non-service revenues	—	—	—	—	—
Total revenues	96,906	89,406	—	(17,125)	169,187

Results
Depreciation and amortization	29,484	16,141	—	(5,969)	39,656
Asset impairment	1,133	3,699	1	—	4,833
Interest income	703	680	362	—	1,745
Equity share in net earnings (losses) of associates and joint ventures	—	568	(2,103)	—	(1,535)
Financing costs – net	6,422	5,078	—	(2,947)	8,553
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss) / Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
Adjusted EBITDA	52,789	33,162	(101)	(6,035)	79,815
Adjusted EBITDA margin	58%	38%	—	—	49%
Core income (loss)	13,685	12,531	(1,151)	46	25,111

Assets and liabilities
Operating assets	287,059	198,468	7,943	(45,929)	447,541
Investments in associates and joint ventures	10	73,386	9,897	(29,430)	53,863
Deferred income tax assets – net	13,102	11,791	(711)	(559)	23,623
Total assets	300,171	283,645	17,129	(75,918)	525,027
Operating liabilities	221,755	229,855	833	(46,289)	406,154
Deferred income tax liabilities	1,986	384	252	(39)	2,583
Total liabilities	223,741	230,239	1,085	(46,328)	408,737

Other segment information
Capital expenditures, including capitalized interest (Note 9)	30,718	42,153	—	—	72,871

December 31, 2018
Revenues
External customers	87,193	74,593	1,128	—	162,914
Service revenues	80,265	71,020	1,084	—	152,369
Non-service revenues	6,928	3,573	44	—	10,545
Inter-segment transactions	2,736	10,629	10	(13,375)	—
Service revenues	2,736	10,628	10	(13,374)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	89,929	85,222	1,138	(13,375)	162,914

Results
Depreciation and amortization	24,778	22,303	159	—	47,240
Asset impairment	3,319	4,746	—	—	8,065
Equity share in net earnings (losses) of associates and joint ventures	62	171	(320)	—	(87)
Interest income	719	812	536	(124)	1,943
Financing costs – net	1,865	5,195	131	(124)	7,067
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income (loss) / Segment profit (loss)	5,725	6,059	7,971	(782)	18,973
Adjusted EBITDA	34,235	30,875	(2,688)	1,605	64,027
Adjusted EBITDA margin	41%	38%	—	—	42%
Core income (loss)	9,760	6,925	9,952	(782)	25,855

Assets and liabilities
Operating assets	230,182	199,557	30,962	(61,075)	399,626
Investments in associates and joint ventures	—	43,426	12,001	—	55,427
Deferred income tax assets – net	16,879	12,479	(1,119)	(542)	27,697
Total assets	247,061	255,462	41,844	(61,617)	482,750
Operating liabilities	168,837	206,812	16,773	(29,319)	363,103
Deferred income tax liabilities	2,321	482	367	(189)	2,981
Total liabilities	171,158	207,294	17,140	(29,508)	366,084

Other segment information
Capital expenditures, including capitalized interest (Note 9)	32,248	26,242	—	—	58,490

December 31, 2017
Revenues
External customers	91,311	66,396	1,226	—	158,933
Service revenues	86,128	62,818	1,226	—	150,172
Non-service revenues	5,183	3,578	—	—	8,761
Inter-segment transactions	1,301	11,945	13	(13,259)	—
Service revenues	1,301	11,939	13	(13,253)	—
Non-service revenues	—	6	—	(6)	—
Total revenues	92,612	78,341	1,239	(13,259)	158,933

Results
Depreciation and amortization	36,776	15,001	138	—	51,915
Asset impairment	6,104	2,098	56	—	8,258
Equity share in net earnings (losses) of associates and joint ventures	(129)	44	2,991	—	2,906
Interest income	305	695	655	(243)	1,412
Financing costs – net	2,247	5,106	214	(197)	7,370
Provision for (benefit from) income tax	(2,787)	3,680	210	—	1,103
Net income (loss) / Segment profit (loss)	(2,215)	7,474	8,825	(618)	13,466
Adjusted EBITDA	36,395	29,478	(1,307)	1,608	66,174
Adjusted EBITDA margin	42%	39%	—	—	44%
Core income (loss)	9,812	8,846	9,628	(618)	27,668

Assets and liabilities
Operating assets	211,983	174,217	34,504	(37,856)	382,848
Investments in associates and joint ventures	—	44,867	1,263	—	46,130
Deferred income tax assets – net	18,826	11,994	—	(354)	30,466
Total assets	230,809	231,078	35,767	(38,210)	459,444
Operating liabilities	153,622	196,451	13,624	(18,802)	344,895
Deferred income tax liabilities	2,656	286	424	—	3,366
Total liabilities	156,278	196,737	14,048	(18,802)	348,261

Other segment information
Capital expenditures, including capitalized interest (Note 9)	27,305	12,994	—	—	40,299

The following table shows the reconciliation of our consolidated net income to our consolidated adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in million pesos)
Consolidated net income	22,786	18,973	13,466
Add (deduct) adjustments:
Depreciation and amortization	39,656	47,240	51,915
Provision for income tax (Note 7)	9,550	3,842	1,103
Financing costs – net (Note 5)	8,553	7,067	7,370
Equity share in net losses (earnings) of associates and joint ventures (Note 11)	1,535	87	(2,906)
Amortization of intangible assets (Note 15)	758	892	835
Losses (gains) on derivative financial instruments – net (Note 28)	284	(1,086)	(533)
Impairment of investments (Note 11)	34	172	2,562
Foreign exchange losses (gains) – net (Note 5)	(424)	771	411
Interest income (Note 5)	(1,745)	(1,943)	(1,412)
Noncurrent asset impairment	—	2,122	3,913
Other income – net	(1,172)	(14,110)	(10,550)
Total adjustments	57,029	45,054	52,708
Consolidated Adjusted EBITDA	79,815	64,027	66,174

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in million pesos)
Consolidated net income	22,786	18,973	13,466
Add (deduct) adjustments:
Manpower rightsizing program, or MRP (Note 5)	3,296	1,703	—
Unrealized losses in fair value of investments	675	1,154	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs (Note 28)	233	(1,135)	(724)
Impairment of investments (Note 11)	34	172	2,562
Core income adjustment on equity share in net losses (earnings) of associates and joint ventures	(226)	23	60
Net income attributable to noncontrolling interests	(265)	(57)	(95)
Foreign exchange losses (gains) – net (Note 5)	(424)	771	411
Depreciation due to shortened life of property and equipment	—	4,564	12,816
Noncurrent asset impairment	—	2,122	3,913
Investment written-off	—	362	—
Nonrecurring income	—	(1,018)	—
Net tax effect of aforementioned adjustments	(998)	(1,779)	(4,741)
Total adjustments	2,325	6,882	14,202
Consolidated core income	25,111	25,855	27,668

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2019, 2018 and 2017:

	2019		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	115.95	115.95	119.39	119.39	127.79	127.79
Add (deduct) adjustments:
Foreign exchange gains (losses) – net	1.73	1.73	(3.57)	(3.57)	(1.74)	(1.74)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	1.05	1.05	(0.11)	(0.11)	(0.28)	(0.28)
Impairment of investments	(0.16)	(0.16)	(0.80)	(0.80)	(11.86)	(11.86)
Gains (losses) on derivative financial instruments – net, excluding hedge costs	(0.75)	(0.75)	4.08	4.08	2.34	2.34
Unrealized losses in fair value of investments	(3.12)	(3.12)	(5.34)	(5.34)	—	—
MRP	(10.73)	(10.73)	(5.52)	(5.52)	—	—
Investment written-off	—	—	(1.68)	(1.68)	—	—
Noncurrent asset impairment	—	—	(9.82)	(9.82)	(13.12)	(13.12)
Depreciation due to shortened life of property and equipment	—	—	(14.06)	(14.06)	(41.52)	(41.52)
Others	—	—	4.71	4.71	—	—
Total adjustments	(11.98)	(11.98)	(32.11)	(32.11)	(66.18)	(66.18)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	103.97	103.97	87.28	87.28	61.61	61.61

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in million pesos)
Wireless services
Service revenues:
Mobile	87,823	79,904	83,166
Home broadband	85	155	2,547
MVNO and others	335	206	415
	88,243	80,265	86,128
Non-service revenues:
Sale of mobile handsets and broadband data modems	6,245	6,928	5,183
Total wireless revenues	94,488	87,193	91,311
Fixed line services
Service revenues:
Voice	19,890	21,148	24,303
Data	52,787	49,504	37,445
Miscellaneous	435	368	1,070
	73,112	71,020	62,818
Non-service revenues:
Sale of computers, phone units and SIM cards	1,193	3,056	2,706
Point-product-sales	394	517	872
	1,587	3,573	3,578
Total fixed line revenues	74,699	74,593	66,396
Other services	—	1,128	1,226
Total revenues	169,187	162,914	158,933

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2019, 2018 and 2017.

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

Set out is the disaggregation of PLDT Group’s revenue from contracts with customers for the years ended December 31, 2019 and 2018:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2019
Type of good or service
Service revenue	90,661	87,819	—	(17,125)	161,355
Non-service revenue	6,245	1,587	—	—	7,832
Total revenue from contracts with customers	96,906	89,406	—	(17,125)	169,187

Timing of revenue recognition
Transferred over time	90,661	87,819	—	(17,125)	161,355
Transferred at a point time	6,245	1,587	—	—	7,832
Total revenue from contracts with customers	96,906	89,406	—	(17,125)	169,187

December 31, 2018
Type of good or service
Service revenue	83,001	81,648	1,094	(13,374)	152,369
Non-service revenue	6,928	3,574	44	(1)	10,545
Total revenue from contracts with customers	89,929	85,222	1,138	(13,375)	162,914

Timing of revenue recognition
Transferred over time	83,001	81,648	1,094	(13,374)	152,369
Transferred at a point time	6,928	3,574	44	(1)	10,545
Total revenue from contracts with customers	89,929	85,222	1,138	(13,375)	162,914

Contract Balances

Contract balances as at December 31, 2019 and 2018 consists of the following:

	2019	2018
	(in million pesos)
Trade and other receivables (Note 17)	39,340	40,559
Contract assets	2,817	3,399
Contract liabilities and unearned revenues (Notes 22 and 24)	8,483	7,182

The decrease in trade and other receivables of Php1,219 million as at December 31, 2019 was primarily due to decline in wireless postpaid subscriber base.

The decrease of Php582 million in contract assets as at December 31, 2019 is the result of fewer postpaid new connections during the year.

The increase of Php1,301 million in contract liabilities and unearned revenues as at December 31, 2019 is due to lower realized revenues.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the years ended December 31, 2019 and 2018.

	2019	2018
	(in million pesos)
Balances at beginning of the year	131	114
Reclassification	(61)	—
Provisions	—	17
Balances at end of the year	70	131

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Balances at beginning of the year	7,182	8,541
Deferred during the year	111,084	102,288
Recognized as revenue during the year	(109,783)	(103,647)
Balances at end of the year	8,483	7,182

The contract liabilities and unearned revenues accounts as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Unearned revenues from prepaid contracts	5,454	4,059
Advance monthly service fees	1,777	2,386
Short-term advances for installation services	726	558
Leased facilities	469	34
Long-term advances from equipment	57	145
Total contract liabilities and unearned revenues	8,483	7,182

Contract liabilities:
Noncurrent (Note 22)	13	58
Current (Note 24)	44	87

Unearned revenues:
Noncurrent (Note 22)	591	474
Current (Note 24)	7,835	6,563

As at December 31, 2019, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php604 million and Php7,879 million, respectively, while as at December 31, 2018, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php532 million and Php6,650 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Compensation and employee benefits	24,883	23,543	22,782
Repairs and maintenance (Notes 14, 18 and 25)	15,337	14,331	12,744
Professional and other contracted services (Note 25)	12,078	12,809	12,168
Selling and promotions (Note 25)	5,395	6,340	5,908
Taxes and licenses	4,570	4,974	3,970
Insurance and security services (Note 25)	1,671	1,499	1,519
Rent (Note 25)	1,290	7,321	7,016
Communication, training and travel (Note 25)	1,203	1,069	1,166
Amortization of intangible assets (Note 15)	758	892	835
Other expenses	1,045	1,138	882
Total selling, general and administrative expenses	68,230	73,916	68,990

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Salaries and other employee benefits	19,931	19,777	18,598
MRP	3,296	1,703	1,747
Pension benefit costs (Note 26)	1,018	1,855	1,610
Incentive plan (Note 26)	638	208	827
Total compensation and employee benefits	24,883	23,543	22,782

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

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	9,402	10,513	10,277
Cost of services (Note 18)	3,680	3,429	2,572
Cost of point-product-sales (Note 18)	347	485	784
Total cost of sales and services	13,429	14,427	13,633

Asset Impairment

Asset impairment for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Trade and other receivables (Note 17)	4,071	4,192	3,438
Inventories and supplies (Note 18)	471	1,528	907
Contract assets	291	223	—
Property and equipment (Note 9)	—	1,958	3,913
Other assets	—	164	—
Total asset impairment	4,833	8,065	8,258

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Interest income	1,745	1,943	1,412
Foreign exchange gains (losses) – net (Note 9)	424	(771)	(411)
Gain on deconsolidation of VIH (Note 11)	—	12,054	—
Gains (losses) on derivative financial instruments – net (Note 28)	(284)	1,086	533
Equity share in net earnings (losses) of associates and joint ventures (Note 11)	(1,535)	(87)	2,906
Financing costs – net	(8,553)	(7,067)	(7,370)
Others – net (Notes 11, 12 and 14)	1,138	1,884	7,988
Total other income (expenses) – net	(7,065)	9,042	5,058

Interest Income

Interest income for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Interest income on cash and cash equivalents (Note 16)	1,022	957	612
Interest income arising from revenue contracts with customers	430	340	—
Interest income on financial instruments at FVOCI	239	—	—
Interest income on financial instruments at amortized cost (Note 13)	6	6	8
Interest income – others	48	640	792
Total interest income	1,745	1,943	1,412

Financing Costs – Net

Financing costs – net for the years ended December 31, 2019, 2018 and 2017 consist of the following:

	2019	2018	2017
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	8,730	8,307	7,830
Accretion on lease liabilities (Notes 2 and 10)	1,061	—	—
Accretion on financial liabilities (Note 21)	122	145	219
Financing charges	95	139	137
Capitalized interest (Note 9)	(1,455)	(1,524)	(816)
Total financing costs – net	8,553	7,067	7,370

Adjustments

The 2018 and 2017 comparative information were reclassified to reflect the adjustments on transactions between our wholly-owned subsidiaries resulting to a decrease in service revenue and interconnection costs amounting to Php1,838 million in 2018 and Php993 million in 2017.  The adjustments had no impact on our consolidated net income, consolidated EBITDA, consolidated EPS and our consolidated statements of financial position as at December 31, 2018 and 2017 and our consolidated statements of cash flows for the years then ended.

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains (loss) on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2019	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Other comprehensive income (loss)	27	—	(256)	(2)	(6,074)	—	127	(6,178)	(4)	(6,182)
Balances as at December 31, 2019	722	(9)	(896)	616	(31,763)	—	(38)	(31,368)	15	(31,353)
Balances as at January 1, 2018	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Effect of adoption of IFRS 9 (Note 2)	—	(4,309)	—	—	—	(182)	(136)	(4,627)	—	(4,627)
Balances as at January 1, 2018 (as restated)	583	(9)	(369)	620	(24,467)	—	(136)	(23,778)	14	(23,764)
Other comprehensive income (loss)	112	—	(271)	(2)	(1,222)	—	(29)	(1,412)	5	(1,407)
Balances as at December 31, 2018	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Balances as at January 1, 2017	608	936	7	619	(23,376)	312	—	(20,894)	7	(20,887)
Other comprehensive income (loss)	(25)	3,364	(376)	1	(1,091)	306	—	2,179	7	2,186
Recycled to retained earnings	—	—	—	—	—	(436)	—	(436)	—	(436)
Balances as at December 31, 2017	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Net deferred income tax assets	23,623	27,697
Net deferred income tax liabilities	2,583	2,981

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	5,846	5,252
Pension and other employee benefits	4,886	4,296
Lease liabilities	4,474	—
Customer list and trademark	3,890	4,670
Accumulated provision for expected credit losses	3,806	3,709
Unearned revenues	2,108	1,776
Provision for other assets	1,661	1,595
MCIT	1,408	905
Accumulated provision for inventory obsolescence and write-down	701	916
Unrealized foreign exchange losses	580	1,092
NOLCO	432	3,231
Fixed asset impairment/depreciation due to shortened life of property and equipment	138	1,870
Derivative financial instruments	—	(58)
ROU assets	(4,081)	—
Others	(2,226)	(1,557)
Total deferred income tax assets – net	23,623	27,697
Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	1,964	2,175
Investment property	278	277
Unrealized foreign exchange gains	254	366
Undepreciated capitalized interest charges	—	7
Others	87	156
Total deferred income tax liabilities	2,583	2,981

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Net deferred income tax assets – balances at beginning of the year	27,697	30,466
Net deferred income tax liabilities – balances at beginning of the year	(2,981)	(3,366)
Net balances at beginning of the year	24,716	27,100
Movement charged directly to other comprehensive income	2,673	591
Adjustments due to adoption of IFRS 16	(83)	—
Provision for deferred income tax	(6,267)	(1,375)
Excess MCIT deducted against RCIT due	—	(370)
Adjustments due to adoption of IFRS 15	—	(1,166)
Others	1	(64)
Net balances at end of the year	21,040	24,716
Net deferred income tax assets – balances at end of the year	23,623	27,697
Net deferred income tax liabilities – balances at end of the year	(2,583)	(2,981)

The analysis of our consolidated net deferred income tax assets as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	18,111	25,163
Deferred income tax assets to be recovered within 12 months	7,759	4,872
	25,870	30,035
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,078)	(1,992)
Deferred income tax liabilities to be settled within 12 months	(169)	(346)
	(2,247)	(2,338)
Net deferred income tax assets	23,623	27,697

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,376)	(2,743)
Deferred income tax liabilities to be settled within 12 months	(207)	(238)
Net deferred income tax liabilities	(2,583)	(2,981)

Provision for income tax for the years ended December 31, 2019, 2018 and 2017 consist of:

	2019	2018	2017
	(in million pesos)
Current	3,283	2,467	3,841
Deferred (Note 3)	6,267	1,375	(2,738)
	9,550	3,842	1,103

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	9,701	6,845	4,371
Tax effects of:
Nondeductible expenses	907	1,235	784
Equity share in net losses (earnings) of associates and joint ventures	460	26	(872)
Loss (income) not subject to income tax	154	(1,827)	(301)
Diffeence between Optical Standard Deduction, OSD, and itemized deductions	(251)	(22)	(22)
Income subject to final tax	(599)	(297)	(2,545)
Income subject to lower tax rate	(1,323)	(750)	(520)
Net movement in unrecognized deferred income tax assets and other adjustments	501	(1,368)	208
Actual provision for income tax	9,550	3,842	1,103

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
NOLCO	3,322	4,289
Accumulated provision for expected credit losses	2,947	3,144
Fixed asset impairment	1,146	1,148
Gain on disposal of asset	105	106
Unearned revenues	95	25
Unrealized foreign exchange losses	45	49
MCIT	27	27
Accumulated write-down of inventories to net realizable values	11	11
Operating lease	1	—
Pension and other employee benefits	—	13
Provisions for other assets	(116)	1,881
	7,583	10,693
Unrecognized deferred income tax assets	2,294	3,227

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Digitel’s unrecognized deferred income tax assets amounted to Php1,362 million and Php1,421 million as at December 31, 2019 and 2018, respectively.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2019 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
			(in million pesos)
December 31, 2017	December 31, 2020	6	2,161
December 31, 2018	December 31, 2021	725	2,396
December 31, 2019	December 31, 2022	704	205
		1,435	4,762
Consolidated tax benefits		1,435	1,429
Consolidated unrecognized deferred income tax assets		(27)	(997)
Consolidated recognized deferred income tax assets		1,408	432

The excess MCIT totaling Php1,435 million as at December 31, 2019 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php206 million, Php488 million and Php15 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The amount of expired portion of excess MCIT amounted to Php10 million, Php1 million and Php72 million for the years ended December 31, 2019, 2018 and 2017, respectively.

NOLCO totaling Php4,762 million as at December 31, 2019 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php9,530 million, Php1,094 million and Php4,241 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The amount of expired NOLCO amounted to Php973 million, Php1,272 million and Php354 million for the years ended December 31, 2019, 2018 and 2017, respectively.

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

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2019, 2018 and 2017:

	2019		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	22,521	22,521	18,916	18,916	13,371	13,371
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	22,462	22,462	18,857	18,857	13,312	13,312

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 5)	103.97	103.97	87.28	87.28	61.61	61.61

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

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2019 and 2018 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2017
Cost	207,220	119,642	209,504	27,076	58,964	17,595	3,458	50,585	694,044
Accumulated depreciation, impairment and amortization	(159,765)	(101,680)	(159,323)	(18,022)	(51,083)	(13,473)	(267)	(3,524)	(507,137)
Net book value	47,455	17,962	50,181	9,054	7,881	4,122	3,191	47,061	186,907
Year ended December 31, 2018
Net book value at beginning of the year	47,455	17,962	50,181	9,054	7,881	4,122	3,191	47,061	186,907
Additions (Note 4)	1,278	565	758	120	1,158	2,107	—	52,504	58,490
Disposals/Retirements	(10)	(27)	(60)	(140)	(95)	—	—	(9)	(341)
Reclassifications (Note 14)	19	(1)	—	127	(23)	—	1,117	—	1,239
Transfers and others	10,409	8,237	37,881	265	1,465	1,176	—	(59,433)	—
Translation differences charged directly to cumulative translation adjustments	—	3	—	1	(3)	—	—	—	1
Deconsolidation of a subsidiary	—	—	(65)	(794)	(273)	—	—	—	(1,132)
Impairment losses recognized during the year (Note 5)	(299)	(292)	(858)	(480)	(29)	—	—	—	(1,958)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	(2)
Depreciation and amortization	(11,381)	(10,480)	(17,499)	(2,162)	(3,382)	(2,334)	(2)	—	(47,240)
Net book value at end of the year	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
As at December 31, 2018
Cost	217,773	128,321	217,164	26,546	58,711	20,823	4,576	40,123	714,037
Accumulated depreciation, impairment and amortization	(170,302)	(112,354)	(146,826)	(20,557)	(52,012)	(15,752)	(270)	—	(518,073)
Net book value	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
Year ended December 31, 2019
Net book value at beginning of the year	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
Effect of adoption of IFRS 16 (Note 2)	—	—	(244)	(1)	—	—	—	—	(245)
Net book value at the beginning of the year (as restated)	47,471	15,967	70,094	5,988	6,699	5,071	4,306	40,123	195,719
Additions (Note 4)	1,448	856	557	176	3,804	2,987	3	63,040	72,871
Disposals/Retirements	(24)	—	(99)	(3)	(109)	—	—	(77)	(312)
Reclassifications (Note 14)	12	(8)	(762)	(82)	15	1	—	(30)	(854)
Transfers and others	10,374	7,720	32,290	541	1,247	4,696	21	(56,889)	—
Translation differences charged directly to cumulative translation adjustments	(1)	(1)	—	(4)	2	—	—	—	(4)
Adjustments	—	—	—	(20)	—	—	—	—	(20)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(3)	—	—	—	—	(3)
Depreciation and amortization (Note 3)	(8,084)	(3,857)	(17,025)	(1,102)	(3,410)	(1,782)	(3)	—	(35,263)
Net book value at end of the year	51,196	20,677	85,055	5,491	8,248	10,973	4,327	46,167	232,134
As at December 31, 2019
Cost	192,535	135,340	220,238	26,762	62,097	28,224	4,597	46,167	715,960
Accumulated depreciation, impairment and amortization	(141,339)	(114,663)	(135,183)	(21,271)	(53,849)	(17,251)	(270)	—	(483,826)
Net book value	51,196	20,677	85,055	5,491	8,248	10,973	4,327	46,167	232,134

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,455 million, Php1,524 million and Php816 million for the years ended December 31, 2019, 2018 and 2017, respectively.  See Note 5 – Income and Expenses – Financing Costs – Net.  The average interest capitalization rate used was approximately 5% for each of the years ended December 31, 2019, 2018 and 2017.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to nil, Php411 million and Php106 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php149,119 million and Php171,867 million as at December 31, 2019 and 2018, respectively.

As at December 31, 2019 and 2018, the estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	5 – 15 years
Central office equipment	2 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 – 50 years
Vehicles, aircraft, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	3 – 7 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter
Land improvements	10 years

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Estimating useful lives of Property and equipment.

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Towers Property.  The transaction is deemed subject to the confirmation of the Philippine Competition Comisssion, or PCC, on Non-Coverage.

10.	Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations.  We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful life of ROU assets as at December 31, 2019 are estimated as follows:

Sites	1 – 30 years
International leased circuits	5 – 7 years
Poles	1 – 10 years
Domestic leased circuits	5 – 10 years
Office buildings	1 – 15 years
Co-located sites	7 years

Our consolidated rollforward analysis of this account as at December 31, 2019 are as follows:

	Site	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
Costs:
Balances at beginning of the year (as previously stated)	—	—	—	—	—	—	—
Effect of adoption of IFRS 16 (Notes 2 and 29)	8,980	3,779	607	551	298	11	14,226
Balances at beginning of the year (as restated)	8,980	3,779	607	551	298	11	14,226
Additions (Note 29)	3,506	562	100	489	413	2	5,072
Asset retirement obligation	1,679	—	—	—	124	—	1,803
Modifications	319	—	19	174	91	(2)	601
Termination	(72)	—	—	—	(20)	—	(92)
Balances at end of the year	14,412	4,341	726	1,214	906	11	21,610

Accumulated depreciation and amortization:
Balances at beginning of the year (as previously stated)	—	—	—	—	—	—	—
Effect of adoption of IFRS 16 (Note 2)	—	—	—	—	—	—	—
Balances at beginning of the year (as restated)	—	—	—	—	—	—	—
Termination	44	—	—	—	14	—	58
Modifications	—	—	—	3	—	1	4
Charges from asset retirement obligation	(1,297)	—	—	—	(92)	—	(1,389)
Depreciation (Notes 2 and 3)	(2,673)	(834)	(340)	(186)	(358)	(2)	(4,393)
Balances at end of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Net book value at end of the year (Note 2)	10,486	3,507	386	1,031	470	10	15,890

The following amounts are recognized in our consolidated income statement for the year ended December 31, 2019:

(in million pesos)
Depreciation expense of ROU assets (Notes 2 and 3)	4,393
Interest expense on lease liabilities (Notes 2 and 5)	1,061
Variable lease payments (included in general and administrative expenses)	708
Expenses relating to short-term leases (included in general and administrative expenses)	378
Expenses relating to leases of low-value assets (included in general and administrative expenses)	204
Total amount recognized in consolidated income statement	6,744

Our consolidated rollforward analysis of lease liabilities as at December 31, 2019 are as follows:

(in million pesos)
Balances at beginning of the year (as previously stated)	—
Effect of adoption of IFRS 16 (Notes 2 and 29)	15,233
Balances at beginning of the year (as restated)	15,233
Additions (Note 29)	5,065
Accretion expenses (Notes 2 and 5)	1,061
Lease modifications	463
Foreign exchange loss – net	(12)
Termination	(96)
Settlement of obligations (Note 2)	(5,399)
Balances at end of the year (Notes 2 and 3)	16,315
Less current portion of lease liabilities (Notes 2 and 28)	3,215
Noncurrent portion of lease liabilities (Notes 2 and 28)	13,100

 We had total cash outflows for leases of Php5,399 million for the year ended December 31, 2019.  We also had non-cash additions to ROU assets and lease liabilities of Php5,072 million and Php5,065 million, respectively, as at December 31, 2019.  The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Financial Assets and Liabilities.

We have entered into several lease contracts that include automatic extension and termination options.  These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs.  However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and terminal options – Company as a Lessee – Beginning January 1, 2019.

Group as a Lessor

We have entered into operating leases on its investment property portfolio consisting of certain office buildings and business offices.  See Note 14 – Investment Properties.  These leases have term of five years.  All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions.  The lessee is also required to provide a residual guarantee on the properties.  Rental income recognized by us amounted to Php6 million as at December 31, 2019 and nil as at December 2018 and 2017, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at December 31, 2019 are as follows:

(in million pesos)
Within one year	10
After one year but not more than five years	—
More than five years	—
10

11.	Investments in Associates and Joint Ventures
As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,747	9,262
VIH	8,219	10,487
Digitel Crossing, Inc., or DCI	674	591
Appcard, Inc.	102	122
Asia Outsourcing Beta Limited, or Beta	35	36
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	18,777	20,498
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,538	32,541
Multisys	2,538	2,388
Telecommunications Connectivity, Inc., or TCI	10	—
Philippines Internet Holding S.à.r.l., or PHIH	—	—
Beacon	—	—
	35,086	34,929
Total carrying value of investments in associates and joint ventures	53,863	55,427

Changes in the cost of investments for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Balances at beginning of the year	59,519	51,487
Additions during the year	80	13,247
Disposals	—	(5,230)
Translation and other adjustments	(83)	15
Balances at end of the year	59,516	59,519

Changes in the accumulated impairment losses for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Balances at beginning of the year	2,509	4,118
Additional impairment (Note 4)	34	172
Translation and other adjustments	—	(1,781)
Balances at end of the year	2,543	2,509

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Balances at beginning of the year	(1,583)	(1,239)
Equity share in net earnings (losses) of associates and joint ventures:	(1,535)	(87)
MediaQuest PDRs	485	90
Multisys	150	—
DCI	83	81
VTI, Bow Arken and Brightshare	35	(60)
Appcard, Inc.	(20)	—
VIH	(2,268)	(260)
AFPI	—	62
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	—	(1)
Disposals	—	(187)
Translation and other adjustments	8	(69)
Balances at end of the year	(3,110)	(1,583)

Investments in Associates

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

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

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

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

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

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,747 million and Php9,262 million as at December 31, 2019 and 2018, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017:

	2019	2018
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	21,396	20,712
Current assets	3,662	2,606
Noncurrent liabilities	1,969	3,297
Current liabilities	7,859	5,549
Equity	15,230	14,472
Carrying amount of interest in Satventures	9,747	9,262
Additional Information:
Cash and cash equivalents	1,534	611
Current financial liabilities*	7,859	487
Noncurrent financial liabilities*	1,969	2,239

*	Excluding trade, other payables and provisions.

	2019	2018	2017
	(in million pesos)
Income Statements:
Revenues	7,367	7,339	6,650
Depreciation and amortization	920	936	772
Interest income	4	8	3
Interest expense	235	274	249
Provision for income tax	165	112	71
Net income	308	142	4
Other comprehensive income	—	—	—
Total comprehensive income	308	142	4
Equity share in net income of Satventures	485	90	3

Investment of PCEV in VIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase 53 million ordinary shares of Voyager Innovations Holdings Pte. Ltd., or VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018;

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

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing Rules and Regulations.  In addition, the Bangko Sentral ng Pilipinas has confirmed that it interposes no objection to the investment.

On November 28, 2018, VIH received the US$175 million funding from KRR and Tencent.  Subsequently, VIH received the US$40 million funding from IFC and IFC EAF.  As a result of the foregoing, PCEV’s ownership was reduced to 48.74% and retained only two out of the five Board seats in VIH, which resulted in the loss of control over VIH.  Consequently, VIH was deconsolidated and the fair market value of the investment amounting to Php10,748 million was recorded as an investment in associate and PCEV recognized gain on deconsolidation amounting to Php12,054 million, which was presented as part of “Other income (expenses) – net” account in our consolidated income statement.

The summarized financial information of VIH as at and for the years ended December 31, 2019 and 2018 is shown below:

	2019	2018
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,184	1,318
Current assets	8,038	11,152
Noncurrent liabilities	35	42
Current liabilities	4,205	2,926
Equity	4,982	9,502

Income Statement:(1)
Revenues	1,291	136
Depreciation and amortization	254	(19)
Interest income	146	14
Benefit from income tax	(4)	(1)
Net loss	(4,576)	(535)
Other comprehensive loss	(124)	(2)
Total comprehensive loss	(4,700)	(537)
Equity share in net loss of VIH	(2,268)	(262)

(1)	Income Statement figures in 2018 pertains to the month of December.

The carrying value of PCEV’s investment in VIH amounted to Php8,219 million and Php10,487 million as at December 31, 2019 and 2018, respectively.

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

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at March 31, 2020, Digitel is ready to conclude the transfer of its investment in DCI and ANPC, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale at report date as the transfer is assessed as not highly probable because certain conditions have not yet been met by both Digitel and PNPI.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in

2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$51 thousand.  In 2014, Beta has divested its healthcare BPO business.  PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$190.9 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.  The remaining balance of US$2.29 million is held in escrow and will be released in 2020 subject to indemnity claims of the buyer.

The carrying value of investment in common shares in Beta amounted to Php35 million and Php36 million as at December 31, 2019 and 2018, respectively.  The economic interests of PGIC in Beta remained at 18.32% as at December 31, 2019 and 2018.

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

In March 2019, Smart infused additional capital of Php70 million as additional subscription of preferred shares.

The summary of investments in AFPI made by Smart as at December 31, 2019 and 2018 is shown below:

	2019	2018
	(in millions)
Common shares	625.7	625.7
Preferred shares	194.3	124.3

Smart’s investment in AFPI has been fully impaired as at December 31, 2019.  Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investment of ACeS Philippines in AIL

As at December 31, 2019, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in

Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

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

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in million pesos)
Income Statements:
Revenues	107	87	87
Net income (loss)	90	(80)	59
Other comprehensive income	—	—	(1)
Total comprehensive income (loss)	90	(80)	58

We did not receive any dividends from our associates for the years ended December 31, 2019, 2018 and 2017.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2019 and 2018.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest.  On the same date, PLDT and Globe executed: (i) a Share Purchase Agreement, or SPA,  with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.  We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

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

The amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php13 million and Php51 million as at December 31, 2019 and 2018, respectively.

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

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017:

	2019	2018
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	78,004	77,261
Current assets	3,610	3,070
Noncurrent liabilities	11,456	11,193
Current liabilities	2,831	2,678
Equity	67,327	66,460
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,538	32,541
Additional Information:
Cash and cash equivalents	2,590	2,191
Current financial liabilities*	587	607
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	2019	2018	2017
	(in million pesos)
Income Statements:
Revenues	3,339	2,505	2,532
Depreciation and amortization	1,337	1,171	1,168
Interest income	64	43	28
Provision for (benefit from) income tax	216	113	(42)
Net income (loss)	70	(120)	110
Other comprehensive income	—	—	—
Total comprehensive income (loss)	70	(120)	110
Equity share in net income (loss) of VTI, Bow Arken and Brightshare	35	(60)	55

Notice of Transaction filed with the PCC

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

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).  On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

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

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and
(2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by Supreme Court in a Resolution dated November 28, 2017.

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

On November 7, 2017, PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

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

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018.

On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.

On April 24, 2018, PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018 was received. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

On June 5, 2018, PLDT received the Supreme Court’s Resolution dated April 24, 2018 granting the motion for extension of PLDT and noting its Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days from notice. On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018.

On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

On August 14, 2018, PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given.

On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in G.R. No. 234969.

On October 4, 2018, PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam.

The consolidated petitions remain pending as of the date of this report.

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

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.  The balance of Php800 million stock subscription payable is outstanding as at February28, 2020.

PLDT has engaged an independent appraiser to determine the fair value adjustments relating to the acquisition.  As at December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which includes technologies and customer relationships, amounted to Php1,357 million.  Goodwill of Php1,031 million has been determined based on the final results of the independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The carrying value of the investment in Multisys amounted to Php2,538 million and Php2,388 million, including subscription payable of Php800 million and contingent consideration of Php230 million as at December 31, 2019 and 2018, respectively.

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

On December 14, 2017, VIH and PLDT Online entered into a Sale and Purchase Agreement whereby VIH sold all of its 10 thousand shares in iCommerce to PLDT Online for a total purchase price of SG$1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, a total of US$8.9 million, inclusive of interest, was fully paid by PLDT Online to VIH on November 30, 2017.

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

Subsequent to its full divestment in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and
(ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter.  Based on the foregoing, PCEV’s previously joint control over Beacon has become a significant influence.

Beginning January 1, 2018, the unpaid balance from MPIC is measured at FVOCI using discounted cash flow valuation method in accordance with the new classification under IFRS 9 with interest income to be accreted over the term of the receivable.

Sale of PCEV’s Receivables from MPIC (FVOCI)

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

PCEV’s remaining receivables from MPIC amounted to Php2,919 million, net of Php2 million allowance for ECL, and Php4,353 million, net of Php2 million allowance for ECL as at December 31, 2019 and 2018, respectively.

The following table explains the changes in the allowance for ECLs between the beginning and the end of the year.

	2019
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balances as at beginning of the year	2	—	—	2
Provisions	1	—	—	1
Financial assets derecognized during the year	(1)	—	—	(1)
Balances at end of the year	2	—	—	2

	2018
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balances as at beginning of the year	4	—	—	4
Financial assets derecognized during the year	(2)	—	—	(2)
Balances at end of the year	2	—	—	2

Investment of Smart in TCI

In 2019, Smart, along with Globe and Dito Telecommunity, Inc. entered into an agreement to form a joint venture that will address the requirements of Republic Act No. 11202, or the Mobile Number Portability, or MNP, Act.  The newly enacted law allows mobile phone users to switch networks or change their subscription from prepaid to postpaid or vice versa, without changing their mobile numbers.

The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

Summarized financial information of individually immaterial joint ventures

The following tables present the summarized financial information of our individually immaterial joint investments in joint ventures for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in million pesos)
Income Statements:
Revenues	367	35	—
Net income	200	15	—
Other comprehensive income	—	—	—
Total comprehensive income	200	15	—

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2019 and 2018.

12.	Financial Assets at FVPL

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Rocket Internet	2,381	3,128
iflix Limited, or iflix	599	844
Club shares and others	328	294
Phunware, Inc., or Phunware	61	497
Matrixx Software, Inc., or Matrixx	—	—
	3,369	4,763

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

On December 6, 2018, Rocket Internet redeemed 1.9 million shares reducing its share capital to €153 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.7%

On various dates in 2019, PLDT Online sold 0.7 million Rocket internet shares for an aggregate amount of €18 million, or Php1,021 million, reducing equity ownership in Rocket Internet from 1.7% to 1.3%.

On October 9, 2019, Rocket Internet redeemed 1.7 million shares reducing its share capital to €151 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.3%

On January 30, 2020, Rocket Internet redeemed 13.5 million shares reducing its share capital to €137 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 1.3% to 1.4%.

Further details on investment in Rocket Internet for the years ended December 31, 2019, 2018 and 2017, and as at December 31, 2019 and 2018 are as follows:

	2019	2018	2017
Total market value as at beginning of the year (in million pesos)	3,128	12,848	10,058
Closing price per share at end of the year (in Euros)	22.10	20.18	20.13
Total market value as at end of the year (in million Euros)	42	52	213
Total market value as at end of the year (in million pesos)	2,381	3,128	12,848
Net gains (losses) recognized during the year (in million pesos)	89	(157)	2,790

	2019	2018
	(in million pesos)
Balances at beginning of the year	3,128	12,848
Fair value adjustment in profit or loss	89	(157)
Disposal of investments	(836)	(9,563)
Balances at end of the year	2,381	3,128

As at March 30 , 2020, closing price of Rocket Internet is €18.20.

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

In 2019, due to additional issuances of shares by iflix, PLDT Online’s equity ownership in iflix was reduced from 5.3% to 4.9%.

The fair value of PLDT Online’s investment amounted to Php599 million and Php844 million as at December 31, 2019 and 2018, respectively.

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

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.

The fair value amount of PLDT Capital’s investment amounted to Php61 million and Php497 million as at December 31, 2019 and 2018, respectively.

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

13.	Debt Instruments at Amortized Cost

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
GT Capital Bond	150	150
	150	150
Less current portion (Note 28)	150	—
Noncurrent portion (Note 28)	—	150

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million which matured on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as HTM investment. Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under IFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million for each of the years ended December 31, 2019, 2018 and 2017.  The carrying value of this investment amounted to Php150 million as at December 31, 2019 and 2018.

Security Bank Time Deposits

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank at a gross coupon rate of 3.5%, which matured on May 31, 2018.  Interest income, net of withholding tax, recognized on this investment amounted to US$25 thousand, or Php1.3 million, for the year ended December 31, 2018.

14.	Investment Properties

Changes in investment properties account for the years ended December 31, 2019 and 2018 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2019
Balances at beginning of the year	596	7	174	777
Net gains (losses) from fair value adjustments charged to profit or loss	23	(6)	(5)	12
Disposals during the year	(11)	—	—	(11)
Balances at end of the year	608	1	169	778
December 31, 2018
Balances at beginning of the year	1,322	8	305	1,635
Net gains (losses) from fair value adjustments charged to profit or loss	389	(1)	(10)	378
Transfers to property and equipment	(1,115)	—	(121)	(1,236)
Balances at end of the year	596	7	174	777

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php30 to Php32 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php65 million, Php38 million and Php27 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php6 million for the year ended December 31, 2019 and nil for the years ended December 31, 2018 and 2017.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2019 and 2018 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life					Total Intangible Assets			Total Goodwill
	Trademark	Franchise	Customer List	Licenses	Spectrum	Others	with Finite Life	Total Intangible Assets	Goodwill	and Intangible Assets
	(in million pesos)
December 31, 2019
Costs:
Balances at beginning and end of the year	4,505	3,016	4,726	1,079	1,205	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balances at beginning of the year	—	1,334	3,790	1,051	1,152	775	8,102	8,102	654	8,756
Amortization during the year (Notes 4 and 5)	—	186	511	8	53	—	758	758	—	758
Balances at end of the year	—	1,520	4,301	1,059	1,205	775	8,860	8,860	654	9,514
Net balances at end of the year	4,505	1,496	425	20	—	—	1,941	6,446	61,379	67,825
Estimated useful lives (in years)	—	16	2 – 9	18	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	8	1	3	—	—	—	—	—	—
December 31, 2018
Costs:
Balances at beginning of the year	4,505	3,016	4,726	1,079	1,205	1,562	11,588	16,093	63,058	79,151
Additions	—	—	—	—	—	21	21	21	—	21
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Deconsolidation	—	—	—	—	—	(460)	(460)	(460)	(1,025)	(1,485)
Translation and other adjustments	—	—	—	—	—	24	24	24	—	24
Balances at end of the year	4,505	3,016	4,726	1,079	1,205	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balances at beginning of the year	—	1,147	3,280	1,044	1,071	1,347	7,889	7,889	1,679	9,568
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Amortization during the year (Notes 4 and 5)	—	187	510	7	81	107	892	892	—	892
Deconsolidation	—	—	—	—	—	(331)	(331)	(331)	(1,025)	(1,356)
Translation and other adjustments	—	—	—	—	—	24	24	24	—	24
Balances at end of the year	—	1,334	3,790	1,051	1,152	775	8,102	8,102	654	8,756
Net balances at end of the year	4,505	1,682	936	28	53	—	2,699	7,204	61,379	68,583
Estimated useful lives (in years)	—	16	2 – 9	18	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	9	1 – 2	4	1	—	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2019 and 2018 are as follows:

	2019			2018
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505	4,505	—	4,505
Franchise	1,496	—	1,496	1,682	—	1,682
Customer list	425	—	425	936	—	936
Licenses	20	—	20	28	—	28
Spectrum	—	—	—	53	—	53
Total intangible assets	6,446	—	6,446	7,204	—	7,204
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	63,017	4,808	67,825	63,775	4,808	68,583

Intangible Assets

Intangible asset with indefinite life pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment.  As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

VIH’s subsidiary, PayMaya, continuously improves its existing products and services through regular technological development and upgrades of their platforms.  Accumulated costs related to such technical activities are capitalized as intangible assets.  VIH were deconsolidated in PCEV Group as at November 30, 2018.  Thus, the related intangible assets of VIH were also deconsolidated.

The consolidated future amortization of intangible assets as at December 31, 2019 is as follows:

Year	(in million pesos)
2020	619
2021	194
2022	191
2023	186
2024 and onwards	751
1,941

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at December 31, 2019, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

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

In 2018, the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 8.22% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period are determined using a 2.00% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill and intangible assets with indefinite useful life as at December 31, 2019 and 2018.

The accumulated impairment balance as at December 31, 2019 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

With regard to the assessment of VIU for Wireless and Fixed Line CGUs, management believes that no reasonable changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

16.	Cash and Cash Equivalents

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Cash on hand and in banks (Note 28)	6,706	5,982
Temporary cash investments (Note 28)	17,663	45,672
	24,369	51,654

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

Interest income earned from cash in banks and temporary cash investments amounted to Php1,022 million, Php957 million and Php612 million for the years ended December 31, 2019, 2018 and 2017, respectively.

17.	Trade and Other Receivables

As at December 31, 2019 and 2018, this account consists of receivables from:

	2019	2018
	(in million pesos)
Retail subscribers (Note 28)	17,178	19,444
Corporate subscribers (Note 28)	13,005	11,073
Foreign administrations (Note 28)	1,896	4,225
Domestic carriers (Note 28)	889	270
Dealers, agents and others (Note 28)	6,372	5,547
	39,340	40,559
Less allowance for expected credit losses	16,904	16,503
	22,436	24,056

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers.  The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

Trade and other receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 28 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at December 31, 2019 and 2018:

	2019
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances at beginning of the year	893	8,931	603	3,906	5	914	3	74	91	1,083	1,595	14,908	16,503
Provisions (Note 5)	418	2,725	211	661	(2)	64	1	12	10	(29)	638	3,433	4,071
Reclassifications and reversals	(366)	793	(80)	201	—	(604)	—	—	(3)	4	(449)	394	(55)
Write-offs	(12)	(2,683)	(1)	(895)	—	—	—	—	—	(13)	(13)	(3,591)	(3,604)
Translation adjustments	(7)	—	(1)	(3)	—	—	—	—	—	—	(8)	(3)	(11)
Balances at end of the year	926	9,766	732	3,870	3	374	4	86	98	1,045	1,763	15,141	16,904

	2018
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances at beginning of the year (as restated)	787	7,925	474	3,212	7	925	1	75	147	1,206	1,416	13,343	14,759
Provisions (Note 5)	20	3,109	172	820	44	(13)	2	2	9	27	247	3,945	4,192
Reclassifications and reversals	86	6	(48)	201	(46)	2	—	(3)	(5)	(146)	(13)	60	47
Business combination/dissolution	—	—	—	—	—	—	—	—	(57)	—	(57)	—	(57)
Write-offs	—	(2,109)	—	(328)	—	—	—	—	(3)	(4)	(3)	(2,441)	(2,444)
Translation adjustments	—	—	5	1	—	—	—	—	—	—	5	1	6
Balances at end of the year	893	8,931	603	3,906	5	914	3	74	91	1,083	1,595	14,908	16,503

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Terminal and cellular phone units:
At net realizable value(1)	2,358	2,093
At cost	3,140	3,423
Spare parts and supplies:
At net realizable value(1)	462	173
At cost	1,621	1,673
Others:
At net realizable value(1)	592	612
At cost	954	994
Total inventories and supplies at the lower of cost or net realizable value	3,412	2,878

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
	(in million pesos)
Cost of sales	9,528	10,630	10,945
Repairs and maintenance	823	688	716
Provisions (Note 5)	471	1,528	907
Selling and promotions	138	43	1
	10,960	12,889	12,569

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Balances at beginning of the year	3,212	2,492
Provisions (Note 5)	471	1,528
Write-off	(136)	(121)
Reclassification	(220)	(100)
Cost of sales	(495)	(587)
Reversals	(529)	—
Balances at end of the year	2,303	3,212

19.	Prepayments

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Advances to suppliers and contractors (Note 25)	41,798	17,703
Prepaid taxes	13,905	11,466
Prepaid fees and licenses	1,335	915
Prepaid repairs and maintenance	458	204
Prepaid rent	417	672
Prepaid benefit costs (Note 26)	342	393
Prepaid insurance (Note 25)	142	63
Prepaid selling and promotions	24	6
Other prepayments	1,810	296
	60,231	31,718
Less current portion of prepayments	11,298	8,380
Noncurrent portion of prepayments	48,933	23,338

Advances to suppliers and contractors are non-interest-bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 26 – Pension and Other Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million shares)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the years ended December 31, 2019 and 2018.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP.  On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the SIP.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2019.  See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

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

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series GG Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series HH Shares issued in 2007.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series HH Shares issued in 2008.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series II Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

Total amounts of Php11 million, Php8 million and Php13 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2019, 2018 and 2017, respectively.  The balance of the Trust Account of Php7,851 million and Php7,862 million were presented as part of “Current portion of other financial assets” as at December 31, 2019 and 2018, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

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

Dividends Declared

Our dividends declared for the years ended December 31, 2019, 2018 and 2017 are detailed as follows:

December 31, 2019

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ*	May 9, 2019	May 31, 2019	June 28, 2019	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12
					49

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 24, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2020	—	3
					10

Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36.00	7,778
					15,556
Charged to retained earnings					15,615

*	Dividends were declared based on total amount paid up.

December 31, 2018

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	June 13, 2018	June 28, 2018	June 29, 2018	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12
					49

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
	December 4, 2018	December 19, 2018	January 15, 2019	—	3
					10

Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36.00	7,778
					13,828
Charged to retained earnings					13,887

*	Dividends were declared based on total amount paid up.

December 31, 2017

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	May 12, 2017	June 1, 2017	June 30, 2017	1.00	—
					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	—	12
	May 12, 2017	May 26, 2017	June 15, 2017	—	12
	August 10, 2017	August 25, 2017	September 15, 2017	—	13
	November 9, 2017	November 28, 2017	December 15, 2017	—	12
					49

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	3
	June 13, 2017	June 27, 2017	July 15, 2017	—	2
	September 26, 2017	October 10, 2017	October 15, 2017	—	2
	December 5, 2017	December 20, 2017	January 15, 2018	—	3
					10

Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,049
	August 10, 2017	August 25, 2017	September 8, 2017	49.00	10,371
					16,420
Charged to retained earnings					16,479

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2019 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12
Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
					15

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
Charged to retained earnings					8,441

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php236 million each as at December 31, 2019 and 2018, while Php177 million as at December 31, 2017.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php57 million each as at December 31, 2019 and 2018.  This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.  The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php70 million as at December 31, 2019.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates.  However, Smart may, at its sole option, redeem the notes.  In accordance with IAS 32, Financial Instruments: Presentation, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2019:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2018 (as previously stated)	6,861
Effect of IAS 27, Consolidated and Separate Financial Statements, adjustments	25,692
Effect of adoption of IFRS 16	(136)
Parent Company’s unappropriated retained earnings at beginning of the year (as stated)	32,417
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(523)
Fair value adjustments of investment property resulting to gain	(888)
Fair value adjustments (mark-to-market gains)	(3,440)
Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2019	27,566
Parent Company’s net income for the year	18,381
Less: Fair value adjustment of investment property resulting to gain	(229)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(473)
17,679
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(15,556)
(15,615)
Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2019	29,630

As at December 31, 2019, our consolidated unappropriated retained earnings amounted to Php18,063 million while the Parent Company’s unappropriated retained earnings amounted to Php35,182 million.  The difference of Php17,119 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2018, our consolidated unappropriated retained earnings amounted to Php12,081 million while the Parent Company’s unappropriated retained earnings amounted to Php32,553 million.  The difference of Php20,472 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

21.	Interest-bearing Financial Liabilities

As at December 31, 2019 and 2018, this account consists of the following:

	2019	2018
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	172,834	155,835

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 28 and 29)	19,722	20,441
	192,556	176,276

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php491 million and Php418 million as at December 31, 2019 and 2018, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2019 and 2018:

	2019	2018
	(in million pesos)
Unamortized debt discount at beginning of the year	418	525
Additions during the year	195	38
Accretion during the year included as part of Financing costs – net (Note 5)	(122)	(145)
Unamortized debt discount at end of the year	491	418

Short-term Debt

In March 2020, PLDT and Smart availed short-term debt from various banks amounting to Php2,000 million each.  There were no outstanding short-term debt as at December 31, 2019 and 2018.

Long-term Debt

As at December 31, 2019 and 2018, long-term debt consists of:

		2019		2018
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2019 and 2018	—	—	2	103
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.4500% in 2019 and 2.8850% and US$ LIBOR + 0.7900% to 1.6000% in 2018	335	17,029	442	23,249
		335	17,029	444	23,352
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.3938% to 5.9058% in 2019 and 2018		6,152		15,511
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2019 and 2018		14,965		14,943
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PHP BVAL + 0.6000% to 1.0000% and PDST-R2 + 0.5000% to 0.6000% in 2019 and 3.9000% to 6.7339%; PDST-R2/(1) PHP BVAL + 0.5000% to 1.0000% in 2018		154,410		122,470
			175,527		152,924
Total long-term debt (Notes 28 and 29)			192,556		176,276
Less portion maturing within one year (Note 28)			19,722		20,441
Noncurrent portion of long-term debt (Note 28)			172,834		155,835

(1)	Effective October 29, 2018, PHP BVAL Reference Rates replaced PDST Reference Rates (PDST-R1 and PDST-R2).

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2019 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2020	210	10,687	9,148	19,835
2021	46	2,306	20,303	22,609
2022	30	1,543	15,487	17,030
2023	25	1,270	25,193	26,463
2024	25	1,270	12,555	13,825
2025 and onwards	—	—	93,285	93,285
Total long-term debt (Note 28)	336	17,076	175,971	193,047

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at December 31, 2019 and 2018:

						Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of		Terms			Amount	Amount		2019		2018
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar		Php
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
Smart
US$45.6M(1) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	July 16, 2018 and April 15, 2019	—	—	2	(*)	103	(*)
									—	—	2		103

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of				Amount	Amount		2019		2018
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
PLDT
US$300M	January 16, 2013	Syndicate of Banks with MUFG Bank, Ltd. as Facility Agent	9 equal semi-annual installment, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013	300	—	January 16, 2018	—	—	—		—
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual installment, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014	32	18	March 23, 2018	—	—	—		—
Smart
US$80M	May 31, 2013	China Banking Corporation, or CBC	10 equal semi-annual installment, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013	80	—	May 31, 2018	—	—	—		—
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation, or Sumitomo, with Sumitomo as Facility Agent	8 equal semi-annual installment, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013	120	—	June 20, 2018	—	—	—		—
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	March 7, 2019	—	—	11	(*)	583	(*)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	May 14, 2019	—	—	6	(*)	291	(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	—	95	4,826	96		5,046
PLDT
US$50M	August 29, 2014	Metrobank	Annual amortization rate of 1% of the issue price payable semi- annually starting on the first-year up to the fifth-year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	—	48	2,426	48		2,536
								143	7,252	161		8,456

(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of				Amount	Amount		2019				2018
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi- annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	74	(*)	3,797	(*)	104	(*)	5,492	(*)

Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	March 4, 2020	22	(*)	1,128	(*)	66	(*)	3,490	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	46	(*)	2,324	(*)	61	(*)	3,198	(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,265	(*)	25	(*)	1,307	(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,263	(*)	25	(*)	1,306	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity.	—	—	—	—	—		—		—		—
								192		9,777		281		14,793

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Payments		Outstanding Amounts
	Date of Loan			Date of Issuance/	Amount		2019	2018
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first-year up to the sixth-year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188 282	July 29, 2013 April 29, 2019	—	282
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth-year, with the balance payable on September 21, 2019;	September 21, 2012	2,055 2,741	June 21, 2013 September 23, 2019	3,599	6,340
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth-year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first-year up to the sixth- year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	3,549	February 22, 2019	2,255	5,828
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first-year up to the ninth-year from issue date and the balance payable upon maturity on November 22, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth-year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	1,644	September 23, 2019	298	1,932
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth-year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first-year up to the fifth- year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	1,129	April 29, 2019	—	1,129
							6,152	15,511

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

				Date of	Payments		Outstanding Amounts
	Date of Loan			Issuance/	Amount		2019		2018
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	—	—	14,965	(*)	14,943	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019		2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	1,940		1,960
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	April 10, 2019	—		200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	January 13, 2020	940		950
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000		1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	December 20, 2019	—		2,820
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,880		1,900
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six-years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	1,199	(*)	1,497	(*)
								6,959		10,327

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019		2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six-years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	—	2,818	(*)	2,846	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,847	(*)	2,875	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	475		480
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,900		1,920
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500		1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	475		480
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	950		960
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,425		1,440
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,920		1,940
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,880		2,910
								18,190		18,351

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019		2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,800		4,850
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,785	(*)	4,833	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,784	(*)	4,832	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,784	(*)	4,831	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	5,593	(*)	6,289	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,929	(*)	2,957	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,804	(*)	5,859	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,651	(*)	7,807	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,286	(*)	6,346	(*)
								47,416		48,604

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019		2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,910		2,940
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,229	(*)	5,281	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,125	(*)	5,175	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,250		2,500
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,935	(*)	1,953	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	980		990
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,980		2,000
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,417	(*)	3,450	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth- year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,485		1,500
								25,311		25,789

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019	2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,950	1,970
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,430	3,465
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,485	1,500
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	990	1,000
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,980	2,000
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	990	1,000
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,980	2,000
PLDT
Php3,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	3,000	—	August 10, 2018	—	—
								12,805	12,935

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019		2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,969	(*)	1,986	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		1,500
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,950	(*)	2,978	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 7, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,978	(*)	—
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,978	(*)	—
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,972	(*)	—
PLDT
Php2,000M	April 11, 2019	Bank of China Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,985	(*)	—
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,985	(*)	—
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	7,942	(*)	—
								35,259		6,464

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2019		2018
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,970	(*)	—
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,500		—
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	—		—
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	—		—
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	—		—
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity	—	—	2,500	—	—		—
								8,470		—
								154,410		122,470

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to Adjusted EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine Peso relative to the U.S. Dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 9% and 13% were denominated in U.S. Dollars as at December 31, 2019 and 2018, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated Adjusted EBITDA, debt service coverage ratio and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2019 and 2018, we were in compliance with all of our debt covenants.

Consent Solicitation Exercise of PLDT

On October 11, 2019, PLDT announced its undertaking of a consent solicitation exercise relating to the 5.2250% 7-Year Fixed Rate Bonds due 2021 and 5.2813% 10-Year Fixed Rate Bonds due 2024, to amend PLDT’s maximum stand-alone Total Debt to Adjusted EBITDA Ratio stipulated in the Trust Indenture from 3.0:1 to 4.0:1.  The proposed amendment seeks to provide PLDT with greater flexibility to support, if necessary, higher levels of capital expenditures and general corporate requirements.  Moreover, it will align the covenant ratio of PLDT’s outstanding debt capital market issuances with that of the existing bilateral facilities of both PLDT and Smart.

On October 30, 2019, PLDT announced the early closing of the consent solicitation exercise from its original schedule of November 15, 2019 when the Company received the required consents to effect the proposed amendment.  The new debt covenants is effective as at December 31, 2019.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which covers leasehold improvements and various office equipment and vehicles) amounted to nil and Php514 thousand as at December 31, 2019 and 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Leases and Note 9 – Property and Equipment.

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

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Accrual of capital expenditures under long-term financing	2,118	2,965
Provision for asset retirement obligations	1,767	1,656
Contract liabilities and unearned revenues (Note 5)	604	532
Others	68	131
	4,557	5,284

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.

The following table summarizes the changes to provision for asset retirement obligations for the years ended December 31, 2019 and 2018:

	2019	2018
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,656	1,630
Additional liability	154	161
Accretion expenses	82	47
Settlement of obligations and others	(125)	(182)
Provision for asset retirement obligations at end of the year	1,767	1,656

23.	Accounts Payable

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Suppliers and contractors (Note 28)	68,051	69,099
Taxes (Note 27)	1,457	1,789
Carriers and other customers (Note 28)	1,387	1,815
Related parties (Notes 25 and 28)	602	684
Others	6,348	1,223
	77,845	74,610

Accounts payable are non-interest-bearing and are normally settled within 180 days.

In 2019, one of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php1,799 million and from Smart amounting to Php3,200 million.  Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.   The amount was reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php4,999 million for the year ended December 31, 2019.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	60,966	57,748
Accrued taxes and related expenses (Note 27)	11,380	11,885
Accrued employee benefits and other provisions (Notes 26 and 28)	8,700	7,980
Contract liabilities and unearned revenues (Note 5)	7,879	6,650
Liability from redemption of preferred shares (Notes 20 and 28)	7,851	7,862
Accrued interests and other related costs (Note 29)	1,531	1,347
Others	2,508	2,252
	100,815	95,724

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

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

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

The following table provides the summary of outstanding balances as at December 31, 2019 and 2018 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2019	2018
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	415	518
	Accrued expenses and other current liabilities (Note 24)	Pole rental – 45 days upon receipt of billing	Unsecured	—	209
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice	Unsecured	3	3
MPIC	Financial assets at FVOCI – net of current portion (Note 11)	Due on or before December 2020 for 2019 and due on December 2019 for 2018; non-interest-bearing	Unsecured	162	2,749
	Current portion of financial assets at FVOCI (Note 11)	Due after December 2020 for 2019 and due after December 2019 for 2018; non-interest-bearing	Unsecured	2,757	1,604
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,540	2,628
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest-bearing	Unsecured	147	84
NTT Communications	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	10	20
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	3	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	6	12
JGSHI and Subsidiaries	ROU assets (Note 10)	Upon expiration of lease	Unsecured	168	—
	Lease liabilities - net of current portion (Note 10)	Due after December 31, 2020	Unsecured	154	—
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	33	13
	Current portion of lease liabilities (Note 10)	Due on or before December 31, 2020	Unsecured	20	—
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	19	19
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	5	6
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	6	—
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	1	5
Others:
Cignal Cable Corporation, or Cignal Cable (formerly Dakila Cable TV Corp.)	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	—	169
Various	ROU assets (Note 10)	Upon expiration/depreciation of f lease	Unsecured	232	—
	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	2,082	2,094
	Lease liabilities - net of current portion (Note 10)	Due after December 31, 2020	Unsecured	218	—
	Accounts payable (Note 23)	30 days non-interest-bearing	Unsecured	571	684
	Accounts payable (Note 23)	Immediately upon receipt of billing	Unsecured	602	—
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of billing	Unsecured	65	9
	Current portion of lease liabilities (Note 10)	Due on or before December 31, 2020	Unsecured	92	—

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2019, 2018 and 2017 in relation with the table above.

	Classifications	2019	2018	2017
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,689	2,771	2,397
	Rent	29	583	298
	Depreciation and amortization	218	—	—
MIESCOR	Repairs and maintenance	—	33	117
	Construction-in-progress	—	33	81
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Financing costs - net	103	100	56
NTT World Engineering Marine Corporation	Repairs and maintenance	169	17	47
NTT Communications	Professional and other contracted services	95	95	88
	Rent	—	5	4
NTT Worldwide Telecommunications Corporation	Selling and promotions	5	5	8
NTT DOCOMO	Professional and other contracted services	70	96	94
JGSHI and Subsidiaries	Rent	198	236	118
	Repairs and maintenance	38	111	69
	Communication, training and travel	10	20	2
	Miscellaneous expenses	98	7	—
Malayan	Insurance and security services	295	182	179
Gotuaco	Insurance and security services	165	163	126
Asia Link B.V., or ALBV	Professional and other contracted services	—	34	190
First Pacific Investment Management Limited, or FPIML	Professional and other contracted services	156	135	—
Others:
TV5	Selling and promotions	33	409	149
Cignal Cable	Cost of services	306	372	514
	Selling and promotions	82	—	—
	Other income - net	166	—	—
Various	Revenues	2,401	2,355	2,059
	Expenses	1,908	1,935	1,223

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,689 million, Php2,771 million and Php2,397 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php415 million and Php518 million as at December 31, 2019 and 2018, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php29 million, Php583 million and Php298 million for the years ended December 31, 2019, 2018 and 2017, respectively. Total fees under these contracts, which were presented as part of depreciation and amortization in our consolidated income statements, amounted to Php218 million for the year ended December 31, 2019 and nil for the years ended December 31, 2018 and 2017.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php29 million, Php583 million and Php298 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php66 thousand and Php209 million as at December 31, 2019 and 2018, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which expired on December 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil, Php96 thousand and Php3 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Total amounts capitalized to property and equipment amounted to nil, Php14 million and Php5 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php185 thousand each as at and December 31, 2019 and 2018.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities agreement with MIESCOR, which expired on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil, Php33 million and Php114 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Total amounts capitalized to property and equipment amounted to nil, Php19 million and Php76 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million each as at December 31, 2019 and 2018.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 are as follows:

1.	Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php51.5 million, Php50 million and Php28 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The amounts of US$25 million, or Php1,270 million, and US$25 million, or Php1,314 million, remained outstanding as at December 31, 2019 and 2018, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php51.5 million, Php50 million and Php28 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The amount of US$25 million, or Php1,270 million, and US$25 million, or Php1,314 million, remained outstanding as at December 31, 2019 and 2018, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php169 million, Php17 million and Php47 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php147 million and Php84 million as at December 31, 2019 and 2018, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php95 million for each of the years ended December 31, 2019 and 2018, while Php88 million for the year ended December 31, 2017.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million and Php16 million as at December 31, 2019 and 2018, respectively;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to nil, Php5 million and Php4 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php4 million as at December 31, 2019 and 2018, respectively; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php5 million for each of the years ended December 31, 2019 and 2018, while Php8 million for the year ended December 31, 2017.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million each as at December 31, 2019 and 2018.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php70 million, Php96 million and Php94 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and Php12 million as at December 31, 2019 and 2018, respectively.
4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php198 million, Php236 million and Php118 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of ROU assets in our consolidated statements of financial position amounted to Php168 million and nil as at December 31, 2019, respectively, and lease liabilities in our consolidated statements of financial position, amounted to Php174 million and nil as at December 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php31 million and Php10 million as at December 31, 2019 and 2018, respectively.

There were also other transactions such as communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php146 million, Php138 million and Php71 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php3 million as at December 31, 2019 and 2018, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php295 million, Php182 million and Php179 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php19 million each as at December 31, 2019 and 2018, while the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php6 million as at December 31, 2019 and 2018, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php165 million, Php163 million and Php126 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php6 million and nil as at December 31, 2019 and 2018, respectively, while the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and Php5 million as at December 31, 2019 and 2018, respectively.

7.	Agreement between Smart and ALBV

Smart had a Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement expired on February 23, 2018.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to nil, Php34 million and Php190 million for the years ended December 31, 2019, 2018 and 2017, respectively.  There were no outstanding obligations under this agreement as at December 31, 2019 and 2018.

8.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of $250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php156 million and Php135 million for the years ended December 31, 2019 and 2018, respectively.  There were no outstanding payable under this agreement as at December 31, 2019 and 2018.

9.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to the SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006.  Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2019 and 2018.

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

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php33 million, Php409 million and Php149 million for the years ended December 31, 2019, 2018 and 2017, respectively.  There were no prepayments under this advertising placement agreements as at December 31, 2019 and 2018.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  The content cost recognized for the years ended December 31, 2019, 2018 and 2017 amounted to Php224 million, Php372 million and Php514 million, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil and Php169 million as at December 31, 2019 and 2018, respectively.  There were no outstanding obligations under this agreement as at December 31, 2019 and 2018.

PLDT and Smart entered into a new two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019.  The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee.  Iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each.  The cost of services, selling and promotions, and other income – net recognized in our consolidated income statements under this agreement amounted to Php82 million, Php82 million and Php166 million, respectively, for the year ended December 31, 2019.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php2,401 million, Php2,355 million and Php2,059 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The expenses under these services amounted to Php1,908 million, Php1,935 million and Php1,223 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of ROU assets in our consolidated statement of financial position amounted to Php232 million and nil as at December 31, 2019 and 2018, respectively, and trade and other receivables in our consolidated statements of financial position amounted to Php2,082 million and Php2,094 million as at December 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of lease liabilities amounted to Php310 million and nil as at December 31, 2019 and 2018, respectively, accounts payable in our consolidated statements of financial position amounted to Php1,173 million and Php684 million as at December 31, 2019 and 2018, respectively, and accrued expenses and other current liabilities amounted to Php65 million and Php9 million as at December 31, 2019 and 2018, respectively.

See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs and Sale of PCEV’s Receivables from MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
	(in million pesos)
Short-term employee benefits	311	401	325
Share-based payments (Note 26)	138	83	—
Post-employment benefits (Note 26)	58	30	27
Total compensation paid to key officers of the PLDT Group	507	514	352

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

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

Total fees paid for board meetings and board committee meetings amounted to Php68 million, Php63 million and Php72 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

26.	Pension and Other Employee Benefits

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

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	20,683	21,503	23,142
Actuarial losses (gains) on obligations – economic assumptions	3,829	(2,611)	(1,277)
Interest costs on benefit obligation	1,338	1,227	1,180
Service costs	1,043	1,063	1,158
Actuarial losses on obligations – experience	570	419	423
Actuarial losses on obligations – demographic assumptions	4	—	—
Actual benefits paid/settlements	(4,558)	(887)	(2,723)
Curtailments and others (Note 5)	(271)	(31)	(400)
Present value of defined benefit obligations at end of the year	22,638	20,683	21,503
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	13,539	12,534	11,960
Actual contributions	7,598	5,110	5,122
Interest income on plan assets	1,360	770	641
Return on plan assets (excluding amount included in net interest)	(4,215)	(3,988)	(2,466)
Actual benefits paid/settlements	(4,558)	(887)	(2,723)
Fair value of plan assets at end of the year	13,724	13,539	12,534
Unfunded status – net	(8,914)	(7,144)	(8,969)
Accrued benefit costs	8,985	7,159	8,984
Prepaid benefit costs (Note 19)	71	15	15

Components of net periodic benefit costs:
Service costs	1,043	1,063	1,158
Interest costs – net	(22)	457	539
Curtailment/settlement losses (gains) and other adjustments	(181)	21	(341)
Net periodic benefit costs (Note 5)	840	1,541	1,356

Actual net losses on plan assets amounted to Php2,855 million, Php3,218 million and Php1,825 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2020 will amount to Php1,589 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2019:

(in million pesos)
2020	644
2021	362
2022	377
2023	620
2024	1,011
2025 to 2065	128,008

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	4.8%	7.3%	5.8%

In 2019, we have changed the source of the mortality rates from the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries to the 2017 Philippine Intercompany Mortality Table developed by the Actuarial Society of the Philippines Life Insurance Committee.  Both sources provides separate rates for males and females.  The disability rates were based on the 1952 Disability Study of the U.S. Society of Actuaries for Period 2, Benefit 5 adjusted to suit local experience.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2019, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,216)
	(1%)	2,809

Future salary increases	1%	2,747
	(1%)	(2,216)

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2019 and 2018:

	2019	2018
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,815	10,707
Shares of stock	2,077	2,066
Corporate bonds	145	133
Government securities	22	31
Mutual funds	9	4
Total noncurrent financial assets	13,068	12,941
Current Financial Assets
Cash and cash equivalents	441	499
Receivables	8	8
Total current financial assets	449	507
Total PLDT’s Plan Assets	13,517	13,448
Subsidiaries Plan Assets	207	91
Total Plan Assets of Defined Benefit Pension Plans	13,724	13,539

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unquoted Equity Investments

As at December 31, 2019 and 2018, this account consists of:

	2019	2018	2019	2018
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	10,050	10,022
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	544	474
BTFHI	100%	100%	221	211
Superior Multi Parañaque Homes, Inc., or SMPHI	—	—	—	—
Bancholders, Inc., or Bancholders	—	—	—	—
			10,815	10,707

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

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2019 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The post-tax discount rates applied to cash flow projections range from 11.3% to 11.9%.  Cash flows beyond the five-year period are determined using 0% to 4.1% growth rates.

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

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million.  See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs.

In 2016 and 2017, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million and Php2,500 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

In 2018, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php2,700 million to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2018.  Loss on changes in fair value of the investments for the year ended December 31, 2018 amounting to Php3,038 million was recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments, which is part of return on plan assets.”

In 2019, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php3,100 million to fund MediaQuest’s investment requirements.  As at December 31, 2019, MediaQuest has fully drawn the total amount of Php3,100 million.  Loss on changes in fair value of the investment for the year ended December 31, 2019 amounting to Php3,072 million was recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments, which is part of return on plan assets.”

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php464 million and Php394 million as at December 31, 2019 and 2018, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2019, 2018 and 2017.  Dividend receivables amounted to Php2 million each as at December 31, 2019 and 2018.

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

Shares of Stocks

As at December 31, 2019 and 2018, this account consists of:

	2019	2018
	(in million pesos)
Common shares
PSE	1,161	1,185
PLDT	26	30
Others	530	491
Preferred shares	360	360
	2,077	2,066

Dividends earned on PLDT common shares amounted to Php2 million for each of the years ended December 31, 2019, 2018 and 2017.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2019 and 2018.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php49 million for each of the years ended December 31, 2019, 2018 and 2017.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from February 2020 to May 2027 and fixed interest rates from 3.95% to 7.06% per annum.  Total investment in corporate bonds amounted to Php145 million and Php133 million as at December 31, 2019 and 2018, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rate of 5.88% per annum and zero-rated U.S. Treasury Bills.  These securities are fully guaranteed by the governments of the Republic of the Philippines and United States of America.  Total investment in government securities amounted to Php22 million and Php31 million as at December 31, 2019 and 2018, respectively.

Mutual Funds

Investment in mutual funds includes a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php9 million and Php4 million as at December 31, 2019 and 2018, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2019 and 2018 are as follows:

	2019	2018
Investments in listed and unlisted equity securities	96%	95%
Temporary cash investments	3%	4%
Debt and fixed income securities	1%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with R.A. 7641.  As at December 31, 2019 and 2018, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,804	2,490	2,177
Service costs	239	314	269
Interest costs on benefit obligation	174	—	113
Actuarial losses (gains) – experience	100	—	(6)
Actuarial losses – economic assumptions	13	—	29
Actual benefits paid/settlements	(37)	—	(92)
Curtailment and others	(480)	—	—
Present value of defined benefit obligations at end of the year	2,813	2,804	2,490
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	3,159	2,862	2,414
Actual contributions	281	297	335
Interest income on plan assets	190	—	131
Return on plan assets (excluding amount included in net interest)	100	—	74
Actual benefits paid/settlements	(37)	—	(92)
Others	(609)	—	—
Fair value of plan assets at end of the year	3,084	3,159	2,862
Funded status – net	271	355	372
Accrued benefit costs	—	23	13
Prepaid benefit costs (Note 19)	271	378	385

Components of net periodic benefit costs:
Service costs	239	314	269
Curtailment/settlement gain	(6)	—	—
Interest income	(16)	—	—
Others	(39)	—	(18)
Net periodic benefit costs (Note 5)	178	314	251

Smart’s net consolidated pension benefit costs amounted to Php178 million, Php314 million and Php251 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Actual net gains on plan assets amounted to Php290 million, nil and Php205 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php337 million to the plan in 2020.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2019:

(in million pesos)
2020	523
2021	101
2022	100
2023	113
2024	153
2025 to 2060	1,295

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Rate of increase in compensation	5.0%	7.3%	5.0%
Discount rate	7.3%	6.0%	5.8%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2019, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.27%)	(8)
	0.74%	21

Future salary increases	0.72%	20
	(0.27%)	(8)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 50%, 30% and 20% for fixed income securities, temporary placements and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2019 and 2018:

	2019	2018
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,993	1,854
International equities	1,114	550
Domestic equities	649	333
Philippine foreign currency bonds	516	165
International fixed income	142	—
Total noncurrent financial assets	4,414	2,902
Current Financial Assets
Cash and cash equivalents	32	891
Receivables	2	1
Total current financial assets	34	892
Total plan assets	4,448	3,794
Less: Employee’s share, forfeitures and mandatory reserve account	1,364	635
Total Plan Assets of Defined Contribution Plans	3,084	3,159

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 12.0% per annum.  Total investments in domestic fixed income amounted to Php1,993 million and Php1,854 million as at December 31, 2019 and 2018, respectively.

International Equities

Investments in international equities include exchange traded funds, mutual funds and, unit investment trust funds managed by BlackRock Fund Advisors, State Street Global Advisors, WisdomTree Investments Advisors, Wellington Management Company, and BPI Asset Management and Trust Corporation.  Total investments in international equities amounted to Php1,114 million and Php550 million as at December 31, 2019 and 2018, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php649 million and Php333 million as at December 31, 2019 and 2018, respectively.

This includes investment in PLDT shares with fair value of Php13 million and Php15 million as at December 31, 2019 and 2018, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 3.70% to 10.63% per annum.  Total investment in Philippine foreign currency bonds amounted to Php516 million and Php165 million as at December 31, 2019 and 2018, respectively.

International Fixed Income

Investments in international fixed income include mutual fund invested in PIMCO GIS Global Bond Fund.  Total investments in international fixed income amounted to Php142 million and nil as at December 31, 2019 and 2018, respectively.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2019 and 2018 is as follows:

	2019	2018
Investments in debt and fixed income securities and others	60%	77%
Investments in listed and unlisted equity securities	40%	23%
	100%	100%

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

On December 11, 2018, the ECC of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 31, 2020, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 236 thousand, 302 thousand and 204 thousand PLDT common shares have been released to the eligible participants on March 12, 2020 for the 2019 annual grant, on March 28, 2019 for the 2018 annual grant and on April 5, 2018 for the 2017 annual grant, respectively.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php638 million, Php208 million and Php827 million for the years ended December 31, 2019, 2018 and 2017, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php795 million as at December 31, 2019.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2019, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, the Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges.  Smart protested the assessments.  After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax.  The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis.  In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.  The City of Manila filed a Petition for Review with the CTA seeking to reverse the Decision.  Through a Decision dated December 18, 2017, the Court dismissed the Petition for lack of jurisdiction.  On January 2018, Smart received a copy of the City of Manila’s Motion for Reconsideration, which was denied by the CTA in a Resolution dated May 17, 2018.  The City of Manila filed a Petition for Review dated June 1, 2018 before the CTA En Banc.  Smart filed its Comment on October 23, 2018.  Petition for review is submitted for decision pursuant to Resolution dated November 15, 2018.  The Petition for Review filed by the City of Manila was denied by the Court of Tax Appeals En Banc in a Decision dated November 6, 2019.  The CTA En Banc affirmed the: (1) Decision of CTA Division dated December 18, 2017, dismissing the petition of the City of Manila for lack of jurisdiction; and (2) Resolution of CTA Division dated May 17, 2018, dismissing the Motion for Reconsideration of the City of Manila for lack of merit.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

Digitel is discussing with various local government units as to settlement of its franchise tax and real property tax liabilities.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites brought about by the alleged real property tax delinquencies.  The RTC denied the petition.  DMPI appealed with the CTA.  On December 29, 2017, the CTA dismissed DMPI’s Petition for Review on the ground of lack of jurisdiction.  On January 12, 2018, DMPI filed its Motion for Reconsideration.  The CTA issued a resolution directing respondent City of Cotabato to file comment/opposition within 10 days and thereafter, the incident will be submitted for resolution.  A Withdrawal of Counsel and Entry of Appearance were filed on May 7, 2018 and May 24, 2018, respectively.  On May 7, 2018, the CTA promulgated a resolution denying DMPI’s Motion for Reconsideration for lack of merit.  A notice for Entry of Judgment was issued by the CTA on August 23, 2018.  A dialogue between DMPI and the City of Cotabato was conducted for possible amicable settlement.  On January 30, 2019, DMPI filed its Compliance, informing the CTA that it paid the real property tax amounting to Php3 million on December 20, 2018.  The CTA noted DMPI’s compliance in a Resolution dated February 12, 2019.

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction due to the alleged real property tax liabilities.  DMPI was able to secure a TRO to defer the sale.  Through a Compromise Judgment dated October 6, 2017, the RTC of Malabon approved the compromise agreement executed by the parties.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

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

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

In Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), the Supreme Court held that the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to “shares of stock entitled to vote in the election of directors” and thus only to voting common shares, and not to the “total outstanding capital stock (common and non-voting preferred shares).”  It directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”  On October 9, 2012, the Supreme Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents.  The Supreme Court decision became final and executory on October 18, 2012.

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

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and Petition-In-Intervention and upheld the validity of MC No. 8.  In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares.  According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in the Gamboa Case.  In categorically rejecting the petitioners’ claim, the Court declared and stressed that its ruling in the Gamboa Case “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.”  On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

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

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

The CA issued a Decision in this case on July 31, 2018.

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

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

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular.”  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.  The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP.  The consolidated case remains pending with the Supreme Court as of the date of the report.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of R.A. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of R.A. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignment.  Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

On November 23, 2018, PLDT filed an Entry of Appearance on behalf of PLDT and Smart.  On January 17, 2019, PLDT and Smart filed their Comment.  Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

On January 15, 2019, PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019.  On February 12, 2019, PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019.  In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings.  As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe).  The consolidated cases were assigned to the Court in charge of G.R. No. 230798, the case with the lowest docket number.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, finance leases, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2019 and 2018:

	Cash and cash equivalents	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
		(in million pesos)
Assets as at December 31, 2019
Noncurrent:
Financial assets at fair value through profit or loss	—	—	3,369	—	3,369
Derivative financial assets – net of current portion	—	—	1	—	1
Financial assets at fair value through other comprehensive income – net of current portion	—	—	—	162	162
Other financial assets – net of current portion	—	1,986	—	—	1,986
Current:
Cash and cash equivalents	24,369	—	—	—	24,369
Short-term investments	—	314	—	—	314
Trade and other receivables	—	22,436	—	—	22,436
Current portion of derivative financial assets	—	—	41	—	41
Current portion of debt instruments at amortized cost	—	150	—	—	150
Current portion of financial assets at fair value through other comprehensive income	—	—	—	2,757	2,757
Current portion of other financial assets	—	1,220	6,866	—	8,086
Total assets	24,369	26,106	10,277	2,919	63,671

Liabilities as at December 31, 2019
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	172,834	—	—	172,834
Lease liabilities – net of current portion	—	13,100	—	—	13,100
Derivative financial liabilities – net of current portion	—	—	25	—	25
Customers' deposits	—	2,205	—	—	2,205
Deferred credits and other noncurrent liabilities	—	2,179	—	—	2,179
Current:					—
Accounts payable	—	76,384	—	—	76,384
Accrued expenses and other current liabilities	—	73,303	7,851	—	81,154
Current portion of interest-bearing financial liabilities	—	19,722	—	—	19,722
Current portion of lease liabilities	—	3,215	—	—	3,215
Dividends payable	—	1,584	—	—	1,584
Current portion of derivative financial liabilities	—	—	88	—	88
Total liabilities	—	364,527	7,964	—	372,490
Net assets (liabilities)	24,369	(338,420)	2,313	2,919	(308,819)

	Cash and cash equivalents	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
		(in million pesos)
Assets as at December 31, 2018
Noncurrent:
Financial assets at fair value through profit or loss	—	—	4,763	—	4,763
Debt instruments at amortized cost	—	150	—	—	150
Derivative financial assets – net of current portion	—	—	140	—	140
Financial assets at fair value through other comprehensive income – net of current portion	—	—	—	2,749	2,749
Other financial assets – net of current portion	—	2,275	—	—	2,275
Current:
Cash and cash equivalents	51,654	—	—	—	51,654
Short-term investments	—	1,165	—	—	1,165
Trade and other receivables	—	24,056	—	—	24,056
Current portion of derivative financial assets	—	—	183	—	183
Current portion of financial assets at fair value through other comprehensive income	—	—	—	1,604	1,604
Current portion of other financial assets	—	175	6,833	—	7,008
Total assets	51,654	27,821	11,919	4,353	95,747

Liabilities as at December 31, 2018
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	155,835	—	—	155,835
Customers' deposits	—	2,194	—	—	2,194
Deferred credits and other noncurrent liabilities	—	3,088	—	—	3,088
Current:	—
Accounts payable	—	72,818	—	—	72,818
Accrued expenses and other current liabilities	—	68,920	7,862	—	76,782
Current portion of interest-bearing financial liabilities	—	20,441	—	—	20,441
Dividends payable	—	1,533	—	—	1,533
Current portion of derivative financial liabilities	—	—	80	—	80
Total liabilities	—	324,829	7,942	—	332,771
Net assets (liabilities)	51,654	(297,008)	3,977	4,353	(237,024)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2019 and 2018:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2019
Current Financial Assets
Trade and other receivables
Foreign administrations	5,857	4,338	1,519
Domestic carriers	1,018	219	799
Total	6,875	4,557	2,318
Current Financial Liabilities
Accounts payable
Suppliers and contractors	68,121	70	68,051
Carriers and other customers	11,437	3,706	7,731
Total	79,558	3,776	75,782

December 31, 2018
Current Financial Assets
Trade and other receivables
Foreign administrations	6,882	3,576	3,306
Domestic carriers	8,245	8,052	193
Total	15,127	11,628	3,499
Current Financial Liabilities
Accounts payable
Suppliers and contractors	69,144	45	69,099
Carriers and other customers	5,602	2,567	3,035
Total	74,746	2,612	72,134

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2019 and 2018.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2019 and 2018 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2019	2018	2019	2018
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost – net of current portion	—	150	—	148
Other financial assets – net of current portion	1,986	2,275	1,657	2,020
Total	1,986	2,425	1,657	2,168
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	172,834	155,835	169,965	139,504
Customers' deposits	2,205	2,194	1,539	1,305
Deferred credits and other noncurrent liabilities	2,179	3,088	1,953	2,583
Total	177,218	161,117	173,457	143,392

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2019 and 2018.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2019				2018
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Listed equity securities
Financial assets at FVPL	2,442	304	623	3,369	3,625	154	984	4,763
Derivative financial assets – net of current portion	—	1	—	1	—	140	—	140
Financial assets at FVOCI – net of current portion	—	162	—	162	—	2,749	—	2,749
Current Financial Assets
Current portion of derivative financial assets	—	41	—	41	—	183	—	183
Current portion of FVOCI	—	2,757	—	2,757	—	1,604	—	1,604
Current portion of other financial assets	—	6,866	—	6,866	—	6,833	—	6,833
Total	2,442	10,131	623	13,196	3,625	11,663	984	16,272

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	25	—	25	—	—	—	—
Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,851	—	7,851	—	7,862	—	7,862
Current portion of derivative financial liabilities	—	88	—	88	—	80	—	80
Total	—	7,964	—	7,964	—	7,942	—	7,942

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2019 and 2018, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2019 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements.

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

Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

(1)	Effective October 29, 2018, PHP BVAL Reference Rates replaced PDST Reference Rates (PDST-RI and PDST-R2).

Derivative Financial Instruments

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

As at December 31, 2019 and 2018, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2019 and 2018:

								2019		2018
	Original Notional Amount		Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)			(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$114		Various dates in 2017 and 2018	U.S. Dollar Liabilities	Various dates in 2018	—	Php51.68	—	—	—	—
	US$22		Various dates in 2019	U.S. Dollar Liabilities	Various dates in January 2020 to April 2020	—	Php51.48	US$22	(12)	US$34	(22)
	EUR9		Various dates in August 2018	EUR Assets	December 14, 2018	—	US$1.17	—	—	—	—
	EUR11		Various dates in 2018	EUR Assets	December 14, 2018	—	Php62.95	—	—	—	—
	EUR5		Various dates in July and August 2019	EUR Assets	January 2020	—	Php58.65	EUR5	8	—	—
Foreign exchange options	EUR36	(a)	Various dates in 2018	EUR Assets	Various dates in November and December 2018	—	EUR1.161	—	—	—	—
							EUR1.185
Smart
Forward foreign exchange contracts	US$120		Various dates in 2017 and 2018	U.S. Dollar Liabilities	Various dates in 2018	—	Php52.13	—	—	—	—
	US$144		Various dates in 2018 and 2019	U.S. Dollar Liabilities	Various dates in 2019	—	Php52.73	—	—	US$54	(38)
	US$41		Various dates in 2019	U.S. Dollar Liabilities	Various dates in 2020	—	Php51.44	US$41	(22)	—	—
	US$16		Various dates in January and March 2020	U.S. Dollar Liabilities	Various dates in March and May 2020	—	Php50.79	—	—	—	—
Foreign exchange options(b)	US$4		Various dates in 2017 and 2018	U.S. Dollar Liabilities	Various dates in 2018	—	Php50.64	—	—	—	—
							Php51.58
							Php52.48
PCEV
Forward foreign exchange contracts	US$22		Various dates in 2019	U.S. Dollar Cash Conversion	Various dates in 2019	—	Php52.24	—	—		—
									(26)		(60)
Transactions designated as hedges:
PLDT
Interest rate swaps(c)	US$240		Various dates in 2013 and 2015	300 Term Loan	January 16, 2018	2.17%	—	—	—	—	—
	US$100		August 2014	100 PNB	August 11, 2020	3.46%	—	US$95	(6)	US$96	55
	US$50		September 2014	50 Metrobank	September 2, 2020	3.47%	—	US$48	(5)	US$48	25
	US$150		April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	US$56	2	US$79	66
Long-term currency swaps(d)	US$140		October 2015 to June 2016	300 Term Loan	January 16, 2018	2.20%	Php46.67	—	—	—	—
	US$4		January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	US$1	1	US$2	7
	US$6		April and June 2017	200 MUFG Bank, Ltd.	August 26, 2019	1.63%	Php49.51	—	—	US$3	9
	US$2		January 2018	200 MUFG Bank, Ltd.	August 26, 2019	1.59%	Php49.86	—	—	US$1	3
	US$6		February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	US$1	(2)	US$5	6
	US$22		November 2018 to June 2019	200 MUFG Bank, Ltd.	February 25, 2022	2.28%	Php52.08	US$17	(30)	US$11	17
									(40)		188

							2019		2018
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Smart
Interest rate swaps(e)	US$110	Various dates in 2013 and 2014	120 Term Loan	June 20, 2018	2.22%	—	—	—	—	—
	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	—	—	US$10	3
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	—	—	US$5	2
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	US$22	4	US$67	52
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$12	5	US$18	24
Long-term currency swaps(f)	US$100	Various dates in 2015	200 Mizuho	March 5, 2018	2.21%	Php46.66	—	—	—	—
	US$45	Various dates in 2016	100 Mizuho	December 7, 2018	1.93%	Php46.55	—	—	—	—
	US$11	Various dates in 2017	80 CBC	May 31, 2018	1.28%	Php49.66	—	—	—	—
	US$18	Various dates in 2017, 2018 and 2019	100 Mizuho	December 7, 2020	1.77%	Php50.98	US$9	(3)	US$16	28
	US$13	Various dates in 2018 and 2019	200 Mizuho	March 4, 2020	2.06%	Php51.93	US$4	(6)	US$9	6
	US$6	February 2019	2015 Mizuho US$100M	December 7, 2021	2.22%	Php51.83	US$4	(5)	—	—
								(5)		115
								(71)		243
(a)

If the EUR to U.S. Dollar spot exchange rate on the fixing date settles below €1.161, PLDT will sell the EUR at €1.161.  However, if on the fixing date, the exchange rate settles between the €1.161 and €1.185, there will be no settlement by PLDT, and if the exchange rate is above €1.185, PLDT will sell the EUR at €1.185.

(b)

If the Philippine Peso to U.S. Dollar spot exchange rate on the maturity date settles between Php51.58 to Php52.48, Smart will purchase the U.S. Dollar at Php51.58.  However, if on maturity, the exchange rate settles above Php52.48, Smart will purchase the U.S. Dollar at Php51.58 plus the excess above Php52.48, and if the exchange rate is lower than Php51.58, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php50.64.

(c)

PLDT’s interest rate swap agreements outstanding as at December 31, 2019 and 2018 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market loss amounting to Php11 million and mark-to-market gain amounting to Php129 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2019 and 2018, respectively.  Interest accrual on the interest rate swaps amounting to Php2 million and Php17 million were recorded as at December 31, 2019 and 2018, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2019 and 2018.

(d)

PLDT’s long-term principal only-currency swap agreements outstanding as at December 31, 2019 and 2018 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market loss amounting to Php23 million and mark-to-market gain amounting to Php45 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2019 and 2018, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php7 million and Php3 million were recognized as at December 31, 2019 and 2018, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php2 million and Php1 million were recognized in our consolidated income statements for the years ended December 31, 2019 and 2018, respectively.

(e)

Smart’s interest rate swap agreements outstanding as at December 31, 2019 and 2018 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php6 million and Php63 million were recognized in our consolidated statements of other comprehensive income as at  December 31, 2019 and 2018, respectively.  Reduction on interest arising from the interest rate swaps amounted to Php3 million and Php18 million as at December 31, 2019 and 2018, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2019 and 2018.

(f)

Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2019 and 2018 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market loss amounting to Php12 million and mark-to-market gain amounting to Php50 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2019 and 2018, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php2 million and Php16 million were recognized as at December 31, 2019 and 2018, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portions of the movements in the fair value amounting to Php1 million and Php2 million were recognized in our consolidated income statements for the years ended December 31, 2019 and 2018, respectively.

	2019	2018
	(in million pesos)
Presented as:
Noncurrent assets	1	140
Current assets	41	183
Noncurrent liabilities (Note 29)	(25)	—
Current liabilities (Note 29)	(88)	(80)
Net assets (liabilities)	(71)	243

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2019 and 2018 are summarized as follows:

	2019	2018
	(in million pesos)
Net mark-to-market gains at beginning of the year	243	237
Effective portion recognized in the profit or loss for the cash flow hedges	14	27
Gains (losses) on derivative financial instruments (Note 4)	(233)	1,135
Net fair value losses on cash flow hedges charged to other comprehensive income	(330)	(286)
Settlements, interest expense and others	235	(870)
Net mark-to-market gains (losses) at end of the year	(71)	243

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
	(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	(233)	1,135	724
Hedge costs	(51)	(49)	(191)
Net gains (losses) on derivative financial instruments (Notes 4 and 5)	(284)	1,086	533

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below.  We also monitor the market price risk arising from all financial instruments.

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php24,369 million and Php314 million, respectively, as at December 31, 2019, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2019 and 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2019
Cash and cash equivalents	17,663	17,663	—	—	—
Temporary cash investments	17,663	17,663	—	—	—
Financial instruments at amortized cost:	43,308	41,024	1,768	338	178
Other financial assets	3,504	1,220	1,768	338	178
Debt instruments at amortized cost	150	150	—	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	17,178	—	—	—
Corporate subscribers	13,005	13,005	—	—	—
Foreign administrations	1,896	1,896	—	—	—
Domestic carriers	889	889	—	—	—
Dealers, agents and others	6,372	6,372	—	—	—
Financial instruments at FVPL:	10,235	6,866	—	—	3,369
Financial assets at fair value through profit or loss	3,369	—	—	—	3,369
Other financial assets	6,866	6,866	—	—	—
Financial instruments at FVOCI:	2,919	2,757	162	—	—
Financial assets at fair value through other comprehensive income	2,919	2,757	162	—	—
Total	74,125	68,310	1,930	338	3,547

December 31, 2018
Cash and cash equivalents	45,672	45,672	—	—	—
Temporary cash investments	45,672	45,672	—	—	—
Financial instruments at amortized cost:	44,560	41,854	2,190	349	167
Other financial assets	2,686	130	2,040	349	167
Debt instruments at amortized cost	150	—	150	—	—
Short-term investments	1,165	1,165	—	—	—
Retail subscribers	19,444	19,444	—	—	—
Corporate subscribers	11,073	11,073	—	—	—
Foreign administrations	4,225	4,225	—	—	—
Domestic carriers	270	270	—	—	—
Dealers, agents and others	5,547	5,547	—	—	—
Financial instruments at FVPL:	11,596	6,833	—	—	4,763
Financial assets at fair value through profit or loss	4,763	—	—	—	4,763
Other financial assets	6,833	6,833	—	—	—
Financial instruments at FVOCI:	4,353	1,604	2,749	—	—
Financial assets at fair value through other comprehensive income	4,353	1,604	2,749	—	—
Total	106,181	95,963	4,939	349	4,930

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2019 and 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2019
Debt(1):	243,226	19,014	66,052	54,146	104,014
Principal	193,047	15,221	44,253	40,288	93,285
Interest	50,179	3,793	21,799	13,858	10,729
Lease obligations	25,465	10,458	6,879	4,401	3,727
Various trade and other obligations:	153,255	148,839	2,405	38	1,973
Suppliers and contractors	70,169	68,051	2,118	—	—
Utilities and related expenses	51,875	51,843	32	—	—
Employee benefits	8,673	8,673	—	—	—
Liability from redemption of preferred shares	7,851	7,851	—	—	—
Customers’ deposits	2,205	—	194	38	1,973
Dividends	1,584	1,584	—	—	—
Carriers and other customers	1,387	1,387	—	—	—
Others	9,511	9,450	61	—	—
Total contractual obligations	421,946	178,311	75,336	58,585	109,714

December 31, 2018
Debt(1):	218,791	13,892	72,007	51,098	81,794
Principal	176,694	13,292	49,747	41,401	72,254
Interest	42,097	600	22,260	9,697	9,540
Lease obligations:	22,674	12,727	4,066	2,616	3,265
Operating lease	22,674	12,727	4,066	2,616	3,265
Various trade and other obligations:	145,892	140,549	3,206	176	1,961
Suppliers and contractors	72,064	69,099	2,828	137	—
Utilities and related expenses	48,189	48,128	61	—	—
Employee benefits	7,955	7,955	—	—	—
Liability from redemption of preferred shares	7,862	7,862	—	—	—
Customers’ deposits	2,194	—	194	39	1,961
Carriers and other customers	1,815	1,815	—	—	—
Dividends	1,533	1,533	—	—	—
Others	4,280	4,157	123	—	—
Total contractual obligations	387,357	167,168	79,279	53,890	87,020

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Within one year	10,480	12,867
After one year but not more than five years	11,258	6,542
More than five years	3,727	3,265
Total	25,465	22,674

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php153,255 million and Php145,892 million as at December 31, 2019 and 2018, respectively.  See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil and Php20 million as at December 31, 2019 and 2018, respectively.  These commitments will expire within one year.  See Note 11 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2019 and 2018.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars.  As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2019 and 2018 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2019
Long-term currency swaps	37	1	Derivative financial assets – net of current portion
	—	3	Current portion of derivative financial assets
	—	(24)	Derivative financial liabilities – net of current portion
	—	(24)	Current portion of derivative financial liabilities

December 31, 2018
Long-term currency swaps	46	83	Derivative financial assets – net of current portion
	—	13	Current portion of derivative financial assets

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2019 and 2018 are as follows:

	2019		2018
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	4
US$100M PNB	(11)	—	(7)	—
US$200M MUFG Bank, Ltd.	(48)	8	(3)	—
	(332)	8	(283)	4

Smart:
US$200M Mizuho	(12)	5	7	3
US$100M Mizuho	(22)	12	43	13
	(34)	17	50	16

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at December 31, 2019 and 2018 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
December 31, 2019
Long-term currency swaps	(366)	Other comprehensive loss

December 31, 2018
Long-term currency swaps	(234)	Other comprehensive loss

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2019 and 2018:

	2019		2018
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	—	1	3	140
Other financial assets – net of current portion	—	13	—	12
Total noncurrent financial assets	—	14	3	152
Current Financial Assets
Cash and cash equivalents	122	6,181	717	37,688
Short-term investments	6	285	22	1,138
Trade and other receivables – net	777	39,472	261	13,741
Current portion of derivative financial assets	1	41	3	183
Current portion of other financial assets	—	11	—	11
Total current financial assets	906	45,990	1,003	52,761
Total Financial Assets	906	46,004	1,006	52,913
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	126	6,389	336	17,668
Derivative financial liabilities – net of current portion	—	25	—	—
Other noncurrent liabilities	—	15	—	12
Total noncurrent financial liabilities	126	6,429	336	17,680
Current Financial Liabilities
Accounts payable	676	34,325	415	21,797
Accrued expenses and other current liabilities	208	10,555	170	8,961
Current portion of interest-bearing financial liabilities	210	10,687	110	5,780
Current portion of derivative financial liabilities	2	88	2	80
Total current financial liabilities	1,096	55,655	697	36,618
Total Financial Liabilities	1,222	62,084	1,033	54,298

(1)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.80 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2019.

(2)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php52.56 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2018.

As at March 30, 2020, the Philippine Peso-U.S. Dollar exchange rate was Php51.04 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php76 million as at December 31, 2019.

Approximately 9% and 13% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. Dollars as at December 31, 2019 and 2018, respectively.  Our consolidated foreign currency-denominated debt decreased to Php17,029 million as at December 31, 2019 from Php23,352 million as at December 31, 2018.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$36 million and US$47 million as at December 31, 2019 and 2018, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 8% (or 8%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 12% (or 8%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2019 and 2018, respectively.

Approximately 15% and 16% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2019 and 2018, respectively.  Approximately 11% and 8% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended December 31, 2019 and 2018, respectively.  In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso appreciated by 3.35% against the U.S. Dollar to Php50.80 to US$1.00 as at December 31, 2019 from Php52.56 to US$1.00 as at December 31, 2018.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gain of Php408 million for the years ended December 31, 2019, while we recognized net consolidated foreign exchange losses of Php771 million and Php411 million for the years ended December 31, 2018 and 2017, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until December 31, 2020.  Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 0.59% as compared to the exchange rate of Php50.80 to US$1.00 as at December 31, 2019.  If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 0.59% as at December 31, 2019, with all other variables held constant, consolidated profit after tax for the year 2019 and stockholders’ equity as at year end 2019 would have been approximately Php62 million and Php58 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2019 and 2018 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2019
Interest rate swaps	233	1	Derivative financial assets – net of current portion
	—	31	Current portion of derivative financial assets
	—	(1)	Derivative financial liabilities – net of current portion
	—	(31)	Current portion of derivative financial liabilities
	233	—

December 31, 2018
Interest rate swaps	323	57	Derivative financial assets – net of current portion
	—	170	Current portion of derivative financial assets
	323	227

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2019 and 2018 are as follows:

	2019		2018
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$100M PNB	(6)	—	50	—
US$50M MBTC	(4)	—	24	—
US$200M MUFG Bank, Ltd.	(1)	—	55	—
	(11)	—	129	—

Smart:
2014 BTMU US$100M	(1)	—	(6)	—
2014 Mizuho US$50M	(1)	—	(2)	—
2015 Mizuho US$200M	(36)	—	(11)	—
2015 Mizuho US$100M	(19)	—	—	—
2013 Sumitomo US$120M	—	—	(3)	—
	(57)	—	(22)	—

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at December 31, 2019 and 2018 are as follows:

	Total hedging gain (loss) recognized in OCI	Line item in the Consolidated Income Statements
	(in million pesos)
December 31, 2019
Interest rate swaps	(68)	Other comprehensive loss

December 31, 2018
Interest rate swaps	179	Other comprehensive gain

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2019 and 2018.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2019

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	3	—	—	—	—	3	150	—	150	3	150
Interest rate	4.8371%	—	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	31	—	—	—	—	31	1,586	—	1,586	31	1,586
Interest rate	0.0100% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	83	—	—	—	—	83	4,228	—	4,228	83	4,228
Interest rate	0.0500% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	92	—	92	2	92
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	72	—	—	—	—	72	3,645	—	3,645	72	3,645
Interest rate	0.7000% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	276	—	—	—	—	276	14,018	—	14,018	276	14,018
Interest rate	0.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	1	—	—	—	—	1	29	—	29	1	29
Interest rate	1.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	6	—	—	—	—	6	285	—	285	6	285
Interest rate	0.0000%	—	—	—	—	—	—	—	—	—	—
	474	—	—	—	—	474	24,033	—	24,033	474	24,033

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	—	15	4	—	—	19	952	—	952	19	945
Interest rate	—	2.8850%	2.8850%	—	—	—	—	—	—	—	—
Philippine Peso	42	376	302	673	1,697	3,090	156,996	408	156,588	3,024	153,644
Interest rate	4.4850% to 5.5000%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	165	76	26	50	—	317	16,124	47	16,077	317	16,123
Interest rate	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	93	69	3	70	139	374	18,975	36	18,939	374	18,975
Interest rate	1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.6000% over PHP BVAL	—	—	—	—	—	—
	300	536	335	793	1,836	3,800	193,047	491	192,556	3,734	189,687

As at December 31, 2018

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	3	—	—	—	3	150	—	150	3	148
Interest rate	—	4.8371%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	30	—	—	—	—	30	1,580	—	1,580	30	1,580
Interest rate	0.0100% to 0.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	57	—	—	—	—	57	3,017	—	3,017	57	3,017
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	4	—	4	—	4
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	675	—	—	—	—	675	35,467	—	35,467	675	35,467
Interest rate	2.7000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	194	—	—	—	—	194	10,204	—	10,204	194	10,204
Interest rate	0.2500% to 7.0500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	22	—	—	—	—	22	1,138	—	1,138	22	1,138
Interest rate	2.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	1	—	—	—	—	1	27	—	27	1	27
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
	979	3	—	—	—	982	51,587	—	51,587	982	51,585

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	2	15	7	4	—	28	1,483	1	1,482	28	1,502
Interest rate	1.4100%	2.8850%	2.8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	234	123	319	730	1,232	2,638	138,637	278	138,359	2,319	121,868
Interest rate	4.9110% to 5.6038%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	17	286	38	52	25	418	21,964	94	21,870	418	21,965
Interest rate	0.9500% to 1.1000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	94	64	2	118	278	14,610	45	14,565	278	14,610
Interest rate*	—	0.5000% to 1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	—	—	—	—	—	—
	253	518	428	788	1,375	3,362	176,694	418	176,276	3,043	159,945

*	Effective October 29, 2018, PHP BVAL Reference Rates replaced PDST Reference Rates (PDST-R1 and PDST-R2).

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 18% and 21% of our consolidated debts were variable rate debts as at December 31, 2019 and 2018, respectively.  Our consolidated variable rate debt decreased to Php35,098 million as at December 31, 2019 from Php36,575 million as at December 31, 2018.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$233 million and US$323 million as at December 31, 2019 and 2018, respectively, approximately 88% and 89% of our consolidated debts were fixed as at December 31, 2019 and 2018, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until December 31, 2020.  Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 15 basis points, or bps, and 20 bps higher/lower, respectively, as compared to levels as at December 31, 2019.  If the U.S. Dollar interest rates had been 15 bps higher/lower as compared to market levels as at December 31, 2019, with all other variables held constant, consolidated profit after tax for the year 2019 and stockholders’ equity as at year end 2019 would have been approximately Php2 million each lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If the Philippine Peso interest rates had been 20 bps higher/lower as compared to market levels as at December 31, 2019, with all other variables held constant, consolidated profit after tax for the year 2019 and stockholders’ equity as at year end 2019 would have been approximately Php14 million each lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2019 and 2018 are as follows:

	2019	2018
	(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	3,369	4,763
Derivative financial assets – net of current portion	1	140
Current portion of derivative financial assets	41	183
Total	3,411	5,086

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2019 and 2018.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position, the gross exposure to credit risk equal their carrying amount.

	2019
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,241	9,228	—	38,469
Standard grade	1,710	6,224	—	7,934
Substandard grade	7	6,984	—	6,991
Default	298	1,763	15,141	17,202
Gross carrying amount	31,256	24,199	15,141	70,596
Less allowance	298	1,763	15,141	17,202
Carrying amount	30,958	22,436	—	53,394

	2018
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	58,299	8,776	—	67,075
Standard grade	1,470	7,881	—	9,351
Substandard grade	3	7,399	—	7,402
Default	236	1,595	14,908	16,739
Gross carrying amount	60,008	25,651	14,908	100,567
Less allowance	236	1,595	14,908	16,739
Carrying amount	59,772	24,056	—	83,828

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2019 and 2018.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2019 and 2018:

	2019
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	24,369	184	24,185
Financial instruments at amortized cost:	26,106	377	25,729
Other financial assets	3,206	—	3,206
Debt instruments at amortized cost	150	—	150
Short-term investments	314	—	314
Retail subscribers	6,486	46	6,440
Corporate subscribers	8,403	331	8,072
Foreign administrations	1,519	—	1,519
Domestic carriers	799	—	799
Dealers, agents and others	5,229	—	5,229
Financial instruments at FVPL:	10,277	—	10,277
Financial assets at FVPL	3,369	—	3,369
Other financial assets	6,866	—	6,866
Interest rate swap	31	—	31
Forward foreign exchange contracts	8	—	8
Currency swap	2	—	2
Long-term currency swap	1	—	1
Financial instruments at FVOCI:	2,919	—	2,919
Financial assets at FVOCI	2,919	—	2,919
Total	63,671	561	63,110

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2019.

	2018
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	51,654	187	51,467
Financial instruments at amortized cost:	27,821	329	27,492
Other financial assets	2,450	—	2,450
Debt instruments at amortized cost	150	—	150
Short-term investments	1,165	—	1,165
Retail subscribers	9,620	55	9,565
Corporate subscribers	6,564	273	6,291
Foreign administrations	3,306	—	3,306
Domestic carriers	193	—	193
Dealers, agents and others	4,373	1	4,372
Financial instruments at FVPL:	11,919	—	11,919
Financial assets at FVPL	4,763	—	4,763
Other financial assets	6,833	—	6,833
Interest rate swap	227	—	227
Long-term currency swap	83	—	83
Currency swap	13	—	13
Financial instruments at FVOCI:	4,353	—	4,353
Financial assets at FVOCI:	4,353	—	4,353
Total	95,747	516	95,231

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2018.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2019 and 2018:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2019
Cash and cash equivalents	24,369	24,111	258	—	—
Financial instruments at amortized cost:	43,308	11,439	7,676	6,991	17,202
Other financial assets	3,504	1,747	1,452	7	298
Debt instruments at amortized cost	150	150	—	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	3,280	1,634	1,572	10,692
Corporate subscribers	13,005	3,652	2,041	2,710	4,602
Foreign administrations	1,896	460	414	645	377
Domestic carriers	889	374	40	385	90
Dealers, agents and others	6,372	1,462	2,095	1,672	1,143
Financial instruments at FVPL:	10,277	10,160	117	—	—
Financial assets at FVPL	3,369	3,252	117	—	—
Other financial assets	6,866	6,866	—	—	—
Interest rate swap	31	31	—	—	—
Forward foreign exchange contracts	8	8	—	—	—
Currency swap	2	2	—	—	—
Long-term currency swap	1	1	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—
Financial assets at FVOCI:	2,919	2,919	—	—	—
Total	80,873	48,629	8,051	6,991	17,202

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

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2018
Cash and cash equivalents	51,654	51,410	244	—	—
Financial instruments at amortized cost:	44,560	11,312	9,107	7,402	16,739
Other financial assets	2,686	1,221	1,226	3	236
Debt instruments at amortized cost	150	150	—	—	—
Short-term investments	1,165	1,165	—	—	—
Retail subscribers	19,444	4,125	3,577	1,918	9,824
Corporate subscribers	11,073	2,806	1,519	2,239	4,509
Foreign administrations	4,225	593	850	1,863	919
Domestic carriers	270	29	49	115	77
Dealers, agents and others	5,547	1,223	1,886	1,264	1,174
Financial instruments at FVPL:	11,919	11,806	113	—	—
Financial assets at FVPL	4,763	4,650	113	—	—
Other financial assets	6,833	6,833	—	—	—
Interest rate swap	227	227	—	—	—
Long-term currency swap	83	83	—	—	—
Currency swap	13	13	—	—	—
Financial instruments at FVOCI:	4,353	4,353	—	—	—
Financial assets at FVOCI:	4,353	4,353	—	—	—
Total	112,486	78,881	9,464	7,402	16,739

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2019 and 2018 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2019
Cash and cash equivalents	24,369	24,369	—	—	—	—
Financial instruments at amortized cost:	43,308	19,115	2,006	1,247	3,738	17,202
Other financial assets	3,504	3,199	—	—	7	298
Debt instruments at amortized cost	150	150	—	—	—	—
Short-term investments	314	314	—	—	—	—
Retail subscribers	17,178	4,914	994	150	428	10,692
Corporate subscribers	13,005	5,693	705	770	1,220	4,617
Foreign administrations	1,896	874	41	26	578	377
Domestic carriers	889	414	103	240	43	89
Dealers, agents and others	6,372	3,557	163	61	1,462	1,129
Financial instruments at FVPL:	10,277	10,277	—	—	—	—
Financial assets at FVPL	3,369	3,369	—	—	—	—
Other financial assets	6,866	6,866	—	—	—	—
Interest rate swap	31	31	—	—	—	—
Forward foreign exchange contracts	8	8	—	—	—	—
Currency swap	2	2	—	—	—	—
Long-term currency swap	1	1	—	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—	—
Financial assets at FVOCI:	2,919	2,919	—	—	—	—
Total	80,873	56,680	2,006	1,247	3,738	17,202

December 31, 2018
Cash and cash equivalents	51,654	51,654	—	—	—	—
Financial instruments at amortized cost:	44,560	20,419	3,262	398	3,742	16,739
Other financial assets	2,686	2,447	—	—	3	236
Debt instruments at amortized cost	150	150	—	—	—	—
Short-term investments	1,165	1,165	—	—	—	—
Retail subscribers	19,444	7,702	1,747	62	109	9,824
Corporate subscribers	11,073	4,325	957	101	1,181	4,509
Foreign administrations	4,225	1,443	139	131	1,593	919
Domestic carriers	270	78	52	21	42	77
Dealers, agents and others	5,547	3,109	367	83	814	1,174
Financial instruments at FVPL:	11,919	11,919	—	—	—	—
Financial assets at FVPL	4,763	4,763	—	—	—	—
Other financial assets	6,833	6,833	—	—	—	—
Interest rate swap	227	227	—	—
Long-term currency swap	83	83	—	—	—	—
Currency swap	13	13	—	—	—	—
Financial instruments at FVOCI:	4,353	4,353	—	—	—	—
Financial assets at FVOCI:	4,353	4,353	—	—	—	—
Total	112,486	88,345	3,262	398	3,742	16,739

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2019, 2018 and 2017.

29.	Notes to the Statement of Cash Flows

The following table shows the changes in liabilities arising from financing activities for the years ended December 31, 2019, 2018 and 2017:

	January 1, 2019	Cash flows	Foreign exchange movement	Others	December 31, 2019
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	176,276	16,811	(653)	122	192,556
Lease liabilities (Note 10)	15,233	(5,399)	—	6,481	16,315
Derivative financial liabilities	80	(50)	—	83	113
Accrued interests and other related costs (Note 24)	1,347	(7,143)	—	7,327	1,531
Dividends (Note 20)	1,533	(15,592)	—	15,643	1,584
	194,469	(11,373)	(653)	29,656	212,099

	January 1, 2018	Cash flows	Foreign exchange movement	Others	December 31, 2018
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	172,611	1,722	1,723	220	176,276
Derivative financial liabilities	149	886	—	(955)	80
Accrued interests and other related costs (Note 24)	1,176	(6,614)	—	6,785	1,347
Dividends	1,575	(13,928)	—	13,886	1,533
	175,511	(17,934)	1,723	19,936	179,236

	January 1, 2017	Cash flows	Foreign exchange movement	Others	December 31, 2017
	(in million pesos)
Interest-bearing financial liabilities	185,032	(13,097)	417	259	172,611
Long-term financing for capital expenditures (Note 21)	13,673	(7,735)	—	(358)	5,580
Accrued interests and other related costs (Note 24)	1,412	(7,076)	—	6,840	1,176
Dividends (Note 20)	1,544	(16,617)	—	16,648	1,575
	201,661	(44,525)	417	23,389	180,942

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts for the year ended December 31, 2019:

(in million pesos)
Initial recognition of ROU assets (Notes 2 and 10)	14,226
Additions to ROU assets (Note 10)	5,072

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts for the year ended December 31, 2019:

(in million pesos)
Initial recognition of lease liabilities (Notes 2 and 10)	15,233
Additions to lease liabilities (Note 10)	5,065

Item 19.	Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on June 14, 2016)

1(b)	Amended By-Laws (as amended on August 30, 2016)

2(a)

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

2(b)*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

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

Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(j)

First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Exhibit

4(k)

Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(l)

Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(m)

Share Purchase Agreement, dated May 30, 2016, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(n)

Share Purchase Agreement, dated May 19, 2017, by and between Asia Outsourcing Gamma Limited and Partners Group (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 5, 2018)

4(o)

Share Purchase Agreement, dated June 13, 2017, by and between PLDT Communications and Energy Ventures, Inc. and Metro Pacific Investments Corporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 5, 2018)

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

April 23, 2020
PLDT INC.

	By:	/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Chief Legal Counsel