Form 20-F
period 2020-12-31
PLDT Inc.
filed 2021-04-23
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — Date of event requiring this shell company report __________

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

As at December 31, 2020:
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan.  Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php48.02 to US$1.00 on December 31, 2020.  On March 24, 2021, the volume weighted average exchange rate quoted was Php48.68 to US$1.00.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2020 and 2019 and for the three years ended December 31, 2020, 2019 and 2018 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2020, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.  Adjusted EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector.  We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS.  Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS.  Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA.  Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2020, 2019 and 2018 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income and Telco Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Also, Telco core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Voyager Innovations Holdings, Pte. Ltd., (“VIH”), losses, asset sales, and accelerated depreciation.  Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis for granting incentives to employees.

Core income and Telco core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike net income, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and non-recurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2020, 2019 and 2018 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2020, 2019 and 2018 and for the financial years ended December 31, 2020, 2019 and 2018, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the accompanying notes, included elsewhere in Item 18. “Financial Statements” of this annual report on Form 20-F.  As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2020, 2019 and 2018 have been prepared and presented in conformity with IFRS.  The selected consolidated financial information as at December 31, 2017 and 2016 have been derived from our audited financial statements not included in this annual report.

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

In 2018, we adopted IFRS 9, Financial Instruments, and IFRS 15, Revenues from Contracts with Customers.  IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. We applied the modified retrospective method upon adoption of IFRS 9 and IFRS 15 with the date of initial application of January 1, 2018.  Under this method, the cumulative effect arising from the transition was recognized as an adjustment to the opening balance of retained earnings. Accordingly, comparative information for prior periods were not restated.

See Note 2 – Summary of Significant Accounting Policies and Note 3 - Management’s Use of Accounting Judgments, Estimates and Assumptions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

	2020(1)	2020	2019	2018	2017	2016
	(amounts in million Php, except earnings per common share amounts, weighted average number of common shares and dividends declared per common share amounts)
Statements of Operations Data:
Revenues	US$3,769	Php181,004	Php169,187	Php162,914	Php158,933	Php164,446
Service revenues	3,616	173,634	161,355	152,369	150,172	156,394
Non-service revenues	153	7,370	7,832	10,545	8,761	8,052
Expenses	3,016	144,822	129,786	149,141	149,422	139,743
Net income for the year	512	24,580	22,786	18,973	13,466	20,162
Earnings per common share for the year attributable to equity holders of PLDT
Basic	2.33	112.12	103.97	87.28	61.61	92.33
Diluted	2.33	112.12	103.97	87.28	61.61	92.33
Balance Sheet Data
Cash and cash equivalents	838	40,237	24,369	51,654	32,905	38,722
Total assets	11,992	575,846	525,027	482,750	459,444	475,119
Net assets	2,492	119,665	116,290	116,666	111,183	108,537
Total long-term debt - net of current portion	4,273	205,195	172,834	155,835	157,654	151,759
Total debt(2)	4,639	222,765	192,556	176,276	172,611	185,032
Total liabilities	9,500	456,181	408,737	366,084	348,261	366,582
Total equity attributable to equity holders of PLDT	2,403	115,408	111,987	112,358	106,842	108,175
Weighted average number of common shares for the year (in thousands)		216,056	216,056	216,056	216,056	216,056
Other Data:
Depreciation and amortization	989	47,480	39,656	47,240	51,915	34,455
Net cash provided by operating activities	1,772	85,076	69,392	61,116	56,114	48,976
Net cash provided by (used in) investing activities	(1,430)	(68,669)	(84,316)	(25,054)	(21,060)	(41,982)
Net cash provided by (used in) financing activities	10	463	(11,613)	(18,144)	(40,319)	(15,341)
Dividends declared to common shareholders	346	16,636	15,556	13,828	16,421	22,902
Dividends declared per common share	1.60	77.00	72.00	64.00	76.00	106.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS.  For convenience, the Philippine peso financial information as at and for the year ended December 31, 2020, has been converted into U.S. dollars at the exchange rate of Php48.02 to US$1.00, the rate quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2020.  This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2016, 2017, 2018, 2019 and 2020:

	No. of shares					December 31,
	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
	(in millions)					(amounts in million Php)
Non-Voting Preferred Stock
10% Cumulative Convertible Redeemable Preferred Stock Series JJ*	—	—	—	—	—	—	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	300	300	300	360	360	360	360	360
Voting Preferred Stock	150	150	150	150	150	150	150	150	150	150
	450	450	450	450	450	510	510	510	510	510
Common Stock	216	216	216	216	216	1,093	1,093	1,093	1,093	1,093
Total	666	666	666	666	666	1,603	1,603	1,603	1,603	1,603

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

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2016, 2017, 2018, 2019 and 2020:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Php)	(amounts in million Php)
2016	August 2, 2016	August 16, 2016	September 1, 2016	49	10,587
2016	March 7, 2017	March 21, 2017	April 6, 2017	28	6,050
				77	16,637
2017	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
2017	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
				76	16,421
2018	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
2018	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
				72	15,556
2019	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
2019	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
				75	16,204
2020	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
2020	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
				78	16,852

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2016	106.00	2.29
Regular Dividend – April 1, 2016	57.00	1.24
Regular Dividend – September 1, 2016	49.00	1.05
2017	76.00	1.51
Regular Dividend – April 6, 2017	28.00	0.56
Regular Dividend – September 8, 2017	48.00	0.95
2018	64.00	1.21
Regular Dividend – April 27, 2018	28.00	0.54
Regular Dividend – September 11, 2018	36.00	0.67
2019	72.00	1.38
Regular Dividend – April 23, 2019	36.00	0.69
Regular Dividend – September 10, 2019	36.00	0.69
2020	77.00	1.60
Regular Dividend – April 3, 2020	39.00	0.89
Regular Dividend – September 4, 2020	38.00	0.71

Dividends on PLDT’s common stock were declared and paid in Philippine pesos.  For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments from 2016 to 2017, and based on exchange rates quoted through the BAP for 2018, 2019 and 2020 dividend payments.  See Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

Risks Relating to Us

Our business may be materially and adversely affected by the coronavirus outbreak and other adverse public health developments.

In December 2019, an outbreak of the disease COVID-19, caused by a novel coronavirus (SARS-CoV-2) was first reported to have surfaced in Wuhan, the People’s Republic of China (the “PRC”), later resulting in millions of confirmed cases and hundreds of thousands of fatalities globally, with thousands of confirmed cases and more than a thousand fatalities in the Philippines. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. As at the date of this report, the COVID-19 disease has continued to spread globally, with the number of reported cases and related deaths increasing daily, and in many countries, exponentially.

Governments and health authorities around the world have imposed sweeping measures designed to contain the pandemic, including, among others, travel restrictions, border closures, curfews, quarantines, cancellations of gatherings and events and closures of universities, schools, restaurants, stores and other business. The economic repercussions of the pandemic and the efforts around the world to contain it have been severe, and include reduced global trade, lower industrial production, broad reductions in general consumption and economic activity and major disruptions to international travel and global air traffic.

On March 8, 2020, Presidential Proclamation No. 922 was issued declaring a State of Public Health Emergency throughout the Philippines due to COVID-19.  In a move to contain the COVID-19 outbreak, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region effective March 15, 2020. On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a  period of six months from March  17, 2020 (at midnight), unless earlier lifted or extended as circumstances may warrant, and imposed an enhanced community quarantine (“ECQ”) throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant. On March 24, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law, declaring a state of national emergency over the entire country, and authorizing the President of the Philippines to exercise certain powers necessary to address the COVID-19 pandemic. On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020. On May 1, 2020, the Government further extended the ECQ over, among others, certain portions of Luzon, including Metro Manila, until May 15, 2020, while easing restrictions in other parts of the country. On May 11, 2020, the Inter-Agency Task Force of Emerging Infectious Disease (“IATF”) placed high-risk local government units under modified ECQ (“MECQ”) from May 16, 2020 until May 31, 2020, where certain industries were allowed to operate under strict compliance with minimum safety standards and protocols. On May 27, 2020, the IATF reclassified various provinces, highly urbanized cities and independent component cities depending on the risk-level. Meanwhile, on May 28, 2020, the Government placed Metro Manila under general community quarantine (“GCQ”), allowing for the partial reopening of certain businesses and public transportation while continuing to limit general movements.

Pursuant to the declaration of the President on August 2, 2020, the National Capital Region and the provinces of Laguna, Cavite, Rizal and Bulacan were placed under MECQ from August 4, 2020 until August 18, 2020. On August 17, 2020, the President placed Metro Manila, Bulacan, Cavite, Rizal, Nueva Ecija, Batangas, Quezon Province, Iloilo City, Cebu City, Lapu-Lapu City, Mandaue City, Talisay City, the municipalities of Minglanilla and Consolacion in Cebu under GCQ. The rest of the country was placed under Modified GCQ (“MGCQ”) effective August 19, 2020. The period of GCQ for Metro Manila was extended until November 30, 2020. On December 1, 2020, by the order of the President, the Executive Secretary issued a Memorandum advising that the President, taking into consideration the recommendations of the IATF, had approved the community quarantine classification of Provinces, Highly Urbanized Cities (“HUCs”), and Independent Component Cities from December 1 to 31, 2020 as indicated therein. Under said Memorandum, all HUCs of the National Capital Region, the Municipality of Pateros, Batangas, Iloilo City, Tacloban City, Iligan City, Lanao del Sur Province, Davao City and Davao del Norte Province were placed under GCQ while the rest of the areas listed thereunder were placed under MGCQ without prejudice to the declaration of localized ECQ in critical areas.

On September 16, 2020, Presidential Proclamation No. 1021 was issued, extending the State of Calamity throughout the Philippines due to COVID-19 for a period of one year effective from September 13, 2020 to September 12, 2021, unless lifted earlier or extended as circumstances may warrant.

These and other measures have affected and caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.

The Philippine’s gross domestic product (“GDP”) in 2020 revealed the economic effects of the outbreak, and the resulting domestic shutdowns, reduced tourism, disrupted trade and manufacturing and financial market spillovers. On January 28, 2021, the National Economic Development Authority reported that the Philippine economy registered a full year 2020 GDP contraction of 9.5% from a 5.9% full year positive growth rate in 2019. Prospects for 2021 will hinge on the proposed vaccination program that will lead to calibrated reopening of the economy.  The Development Budget Coordination Committee estimates that the economy will grow by 6.5% to 7.5% in 2021 and by 8% to 10% in 2022.

The outbreak of the COVID-19 and other adverse public health developments, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus and Ebola virus could materially and adversely affect our business, financial condition and results of operations. These may include, temporary closures of our facilities or premises, hospitalizations or quarantine of our employees, delays or suspensions of supplies from our suppliers, especially those located in the PRC, disruptions or suspensions of our operational activities or labor shortages due to restrictions on our employees’ ability to travel. Although we have taken certain measures to try and minimize the negative effect of COVID-19 on our operations, there is no certainty that such measures will be sufficient or that we will not be required to incur additional expense to address the effect of COVID-19 on our operations. See “Business — Recent Developments — Measures We Have Taken in Light of the COVID-19 Outbreak”.

As at December 31, 2020, we have incurred additional expenses relating to the purchase of protective equipment for our employees, the disinfection and reconfiguration of company premises, the provision of shuttle services for employees with no private transport and donations to various non-profit institutions, among others. In addition, we recalibrated our network configuration to adjust for geographical and usage shifts during the pandemic.  In 2020, total expenses related to our COVID-19 measures amounted to Php903 million.  The lockdown has also prevented us from proceeding with our network roll out as scheduled, resulting in the postponement of some activities to 2021.  This contributed to a reduction in capital expenditure in 2020 to 13% lower than the amount budgeted.  See Item 5. “Near-term Factors Affecting Our Results of Operations ⸻ Measures We Have Taken in Light of the COVID-19 Pandemic” and “Near-term Factors Affecting Our Results of Operations ⸻ Impact of COVID-19 Outbreak on our Operations.”

While we were not significantly affected by COVID-19 in 2020 and have benefited from the increased demand for our products and services in our wireless and fixed line businesses due to the rapid adoption of online and digital services as people who are forced to stay at home during community quarantines adopted web-based collaboration tools, distance learning, online shopping, e-payment and e-health services, among others, we cannot predict whether this increase in business activity will continue after the end of the pandemic.

In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within the countries in which we operate, the timeliness of vaccine procurement and inoculations, the prevalence of local, national and international travel restrictions, the impact on capital and financial markets and on the U.S. and global economies, foreign currencies exchange, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. To the extent the COVID-19 pandemic continues to materially and adversely affect our business, results of operations and financial condition, it may also have the effect of heightening many of the other risks described in these “Risk Factors”. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, results of operations, and financial condition.

The projected economic downturn may affect subscribers’ spending power and adversely impact our revenue projections and return on investment.

The Philippine economy contracted 9.5% in 2020, the sharpest decline since World War II. All four quarters declined in 2020, signifying a recession, and all sectors contracted (consumption, investments, imports and exports) except for government spending. No recovery is expected until the COVID-19 pandemic is contained. The market conditions imposed by and resulting from the COVID-19 pandemic may adversely impact the spending habits of our subscribers and the demand for our products and services, thereby adversely affecting our projected revenue and return on investment.

The entry of a third major mobile telecommunications player and/or increased competition from other telecommunications services providers may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive and regulatory landscape of the telecommunications industry in the Philippines would not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition among existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospects by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services. Competition in the mobile telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference, while competition in the fixed line side is now more active as well. Vital capacity and coverage expansion may continue to increase our capital expenditures.

The mobile telecommunications industry has undergone a period of aggressive competition where mobile operators have attempted to grow market share, especially in light of a maturing voice and short messaging service (“SMS”) market. Competition has since shifted to data, where competition remains active, but more focused on ability to provide good customer experience instead of price.  Our principal mobile competitor, Globe, has also begun to participate more actively in the home broadband segment, especially with their introduction of a fixed wireless home broadband service.  In addition, Converge ICT Solutions, Inc. (“Converge”), a pure fixed line broadband operator, has recently completed its initial public offering and expressed its intention to take a significant share of market in the underpenetrated home broadband space.

Meanwhile, Dito Telecommunity Corporation (“Dito”), the third major industry player operated by a consortium consisting of Udenna Corporation, Chelsea Logistics Corporation and Infrastructure Holdings Corp. and China Telecommunications Corporation (together, the “NMP Consortium”) began its operations in June 2019 upon receiving a permit to operate after its chairman, Dennis Uy, was awarded the Certificate of Public Convenience and Necessity (“CPCN”) from the National Telecommunications Commission (“NTC”). In October 2019, Dito entered into agreements with Sky Cable and LCS Holdings, Inc. (“LCS Group”), pursuant to which Dito will lease the telecommunications towers that the LCS Group is building across different regions in the Philippines and use Sky Cable’s unused fiber-optic cables in Metro Manila.

Dito announced the launch of its commercial operations on March 8, 2021, with the initial launch to be limited to 15 cities in the Visayas and Mindanao area, with plans to expand the launch to the National Capital Region (including Metro Manila) within the first half of 2021.

Developments in law, regulations and/or Government initiatives may increase competition and cause us to lose customers. In 2017, as part of its push to encourage competition within the telecommunications industry, the Philippine Government introduced various measures to facilitate and enable the operations of new players, including a tower sharing policy, mobile number portability (“MNP”), the removal of mobile interconnect charges and the lifting of foreign ownership restrictions on telecommunication companies. In 2019, Smart, Globe and Dito established a joint venture company, Telecommunications Connectivity, Inc. (“TCI”), to enable number porting services in line with the Government’s MNP initiative. TCI enables a customer to retain his/her mobile number when he/she moves from one mobile service provider to another or when he/she changes the type of mobile subscription from postpaid to prepaid or vice versa. This ability to retain one’s mobile number when switching between service providers further incentivizes our customer to switch away from us. The loss of customers due to such developments would adversely affect  our business, financial condition and results of operations. Meanwhile, as customers who switch away from us retain their mobile numbers, the mobile number prefixes which used to be exclusive to our subscribers will no longer be exclusive, and such loss may result in the dilution of the premium nature of our brand. We cannot guarantee you that in the future, there will not be similar changes in law, regulations or Government initiatives that may incentivize customers to switch away from us.

In the fixed line business, we are also seeing increased competition from Globe and Converge. Converge, in particular, has been aggressively expanding its network. In September 2019, it raised U.S.$250 million to help finance its plan to build a U.S.$1.8 billion nationwide internet backbone in addition to its plan to construct a domestic submarine cable with 20 landing stations across the Philippines. In a press statement issued in December 2020, Converge stated that it had 1,000,000 subscribers at the time. Globe, on the other hand, has indicated a shift in its home broadband strategy from offering fixed wireless to building and offering more fiber.

Our ability to compete effectively will depend on, among other things, network coverage, quality of service, price, our development of new and enhanced products and services, the reach and quality of our sales and distribution channels and our capital resources. It will also depend on how successfully we anticipate and respond to various factors affecting our industry, including new technologies and business models, changes in consumer preferences and demand for existing services, demographic trends and economic conditions. If we are not able to respond successfully to these competitive challenges, our business, results of operations, financial condition and prospects could be materially and adversely affected.

To maintain our competitive posture in the face of increasing competition, we may need to match our competitors’ offers by lowering our price points and offering other incentives to prevent existing customers from switching, which may result in lower ARPUs and consequently, negatively impact our revenue. Furthermore, we may need to make additional investments in our network to further improve the customer experience in order to effectively compete with Globe and Dito. A loss of market share and increased costs to maintain our competitive posture will adversely affect our business, financial condition and results of operations. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our mobile and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing and capital expenditures, lose customers or reduce our rates, resulting in a reduction in our profitability.

The rapid speed of disruptive innovations by new and emerging technologies may outpace our ability to compete and/or manage the risk appropriately, resulting in a possible decline in demand for our services, significant changes to our business model and a material adverse effect on our business, results of operations, financial condition and prospects.

The growing use of mobile data in the Philippines, coupled with the prevalence of over-the-top (“OTT”) services and video conferencing applications, have negatively impacted our traditional revenue sources such as SMS and domestic calling services in recent years. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine Government to roll-out its free WiFi services to selected areas within various municipalities in the country. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years and have diminishing contribution to our total service revenues.

While the trend of increasing mobile data usage has resulted in, and is expected to continue to have, a positive impact on our data revenues, there is no guarantee that such increase will fully compensate for the decline in the revenue from our traditional businesses. We may not be able to maintain and attract customers more effectively than our competitors. We will also need to invest in new infrastructure, systems and personnel to provide high quality services that accommodate increasing mobile data usage. As a result, our capital costs could increase as we phase out outdated and unprofitable technologies and invest in new ones.

The advent of Fifth-generation wireless (“5G”) is another potential disruptor. 5G is the latest evolution of cellular technology and is characterized by significantly higher speeds and low latency which will enable mobile users to download data at a much faster speed than previous generation technologies. 5G is also expected to anchor the Internet of Things (“IoT”), which will allow users to connect with each other, as well as their homes, vehicles, public infrastructure and more.  In order to make 5G technology available to our customers, we may need to obtain additional licenses or upgrade our networks, which may cause us to incur significant capital expenditures. As new technologies relating to 5G systems are developed, our equipment and infrastructure may need to be replaced or upgraded or we may need to rebuild our network, in whole or in part.  If we are unable to acquire such licenses or upgrade such systems, on reasonable terms or at all, we may not be able to implement the 5G technology in a timely manner or at all, which in turn may negatively impact our ability to attract new customers and/or maintain our existing customer base.

We have started rolling out 5G radios in our base stations and are currently deploying 5G pilot programs in anticipation of a commercial rollout in the near future.  We are also conducting pilot tests of 5G equipment from several equipment vendors, as standards for 5G technology continue to evolve.  We are dependent on the availability of 5G network equipment and software, as well as 5G-capable devices such as handsets and modems before we can roll out commercial services and generate revenues. A delay in the release of reasonably-priced 5G handsets could negatively impact the mass acceptance of 5G services among our customers and our ability to monetize these investments, which in turn could adversely affect our growth prospects.

We may not be able to accurately predict further technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints on our introduction of new services. If our services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract customers could be adversely affected. We can neither assure you that we would be able to adopt or successfully implement new technologies and services nor assure you that future technological changes will not adversely affect our business, results of operations, financial condition and prospects.

The success of our business depends on our ability to maintain and enhance our brands.

We believe that our reputation and brands in the industry are crucial to the success of our business. To maintain and enhance our reputation and brands, we must continue providing relevant products and services, combined with the best customer experience, such that we not only maintain our current customer base but also attract new subscribers as well. If we are unsuccessful in maintaining and improving our brands, our business, financial position and results of operations may be negatively affected.

Our reliance on outsourcing and strategic sourcing arrangements, technology vendor contracts, and other partnerships and/or joint ventures may prevent us from meeting organizational targets or may impact our brand image.

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

In particular, as part of our extensive capital expenditures program to overhaul our fixed and wireless networks infrastructure and our IT systems, we have entered into agreements with Amdocs Philippines, Inc. and Huawei Technologies Co. Ltd. (“Huawei”), to upgrade and modernize a significant portion of our IT infrastructure. We cannot guarantee that we will be able to accomplish this transformation in a timely fashion, or at all, or in the manner intended. Furthermore, we cannot guarantee that such transformation will not result in service disruptions, network outages or encounter other issues that may detrimentally affect consumer experience. This may adversely affect our business, financial condition and results of operations.

Due to our reliance on third party vendors, our business operations may be negatively impacted by any adverse changes in import policies, including increases in import duties and tariffs, or any embargo on imports from countries from which our vendors supply. In particular, trade tensions between the United States and major trading partners, including particularly with China, continue to escalate following the introduction of a series of tariff measures by the United States and/or its trading partners. Any further changes in the United States’ global trade policy against its trading partners, including tightening regulatory restrictions, industry specific quotas, tariffs, non-tariff barriers and taxes may have an adverse effect on our ability to procure the requisite components or services from suppliers located in the United States and/or its trading partners. For example, Huawei and its designated affiliates have been placed on the Entity List, an export control-related list, and Huawei has been designated as a “Communist Chinese military company” by the government of the United States, and the government of the United States has banned a broad array of American companies from utilizing information and communications technology supplied by Huawei. Any additional export restrictions imposed by the United States against Huawei and its designated entities, as well as any damage to Huawei’s image or reputation could potentially have an adverse effect on our business, prospects, results of operations and cash flows. Thus, we continue to monitor developments involving U. S. –  China relations that may impact Huawei’s ability to operate. For example, we note that some countries and telecommunications service providers have banned or limited the use of Huawei’s technologies for various reasons. We have factored in such developments in our planning and decision-making with respect to our operation with Huawei, and will continue to do so.

Our business relies heavily as well on third party vendors, some of whom may encounter financial difficulties or consolidate with other vendors. This may result in a shrinking of the already limited pool of qualified vendors which may in turn, materially impact the third party vendors’ ability to fulfill their obligations and thereby impact our operations. The limited number of vendors may also result in our dependence on a single vendor to provide critical services.

Our ability to generate revenues could be disrupted if our suppliers are no longer able or willing to supply us. In the event that any of our suppliers cannot or will not provide us with the required products, we may be forced to find alternative supplies. There is no guarantee that we will be able to obtain our products or products of a similar quality from alternate suppliers, in part or at all. Failure to acquire alternative suppliers will disrupt our operations and hinder our ability to generate revenues.

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines. As a result, we depend on the continued development and growth of the mobile telecommunications industry in the Philippines. We believe the mobile penetration rate in the country, however, reached approximately 138% as at December 31, 2020, based on the number of SIM cards issued, and the industry may well be considered mature insofar as services such as SMS and domestic voice are concerned.

Data has emerged as the key driver for revenues. However, further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or slow down its growth, could materially harm our business, results of operations, financial condition and prospects.

The licenses, franchises and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to comply with the foreign ownership restrictions

Section 11, Article XII of the 1987 Philippine Constitution (the “Constitution”) provides that no franchise, certificate or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines, at least 60% of whose capital is owned by such citizens. Exceeding the foreign ownership restrictions imposed under the Constitution may subject the Company to (1) sanctions set out in Section 14 of the Philippine Foreign Investments Act of 1991, as amended, comprising a fine not exceeding (a) the lower of (x) 0.5% of the total paid in capital of the Company and (y) Php5 million, in the case of a corporate entity, (b) Php200,000, in the case of the president of the Company or other responsible officers, and (c) Php100,000, in the case of other natural persons, which we refer to collectively as the Monetary Sanctions, and/or (2) the Philippine government commencing a quo warranto case in the name of the Republic of the Philippines against the Company to revoke the Company’s franchise, which permits the Company to engage in telecommunications activities.

We believe that as at the date of this report, PLDT is in compliance with the requirements of the Constitution, and this position was supported by the Supreme Court.  However, we cannot assure you that subsequent changes in law or additional litigation would not result in a different conclusion.

Failure to renew CPCNs

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress, and to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. Some of our CPCNs and provisional authorities have already expired, but applications for the renewal of such CPCNs and provisional authorities were filed prior to their expiry. Under the Philippine Revised Administrative Code of 1987 and the Ease of Doing Business and Efficient Government Service Delivery Act of 2018, CPCNs and provisional authorities for which renewal applications have been filed are deemed effective until the applications for renewal are finally decided upon by the NTC. Although we have filed applications for the extension of these CPCNs and provisional authorities, we cannot assure you that the NTC will grant the applications for renewal. Failure to renew CPCNs can materially and adversely affect our ability to conduct the essential functions of our business, and therefore adversely affect our financial condition and results of operations. See Item 4. “Information on the Company – Licenses and Regulations” for more information.

Failure to comply with Republic Act No. 7925 or the Public Telecommunications Policy Act of the Philippines

The Philippine Congress may revoke, or the Solicitor General of the Philippines may file a quo warranto case against Smart and DMPI to revoke, the franchise of Smart and DMPI for their failure to comply with Republic Act No. 7925, pursuant to which a telecommunications entity providing regulated services are required to offer of at least 30% of its aggregate common shares in public offering.  See Item 4. “Information on the Company – Material Effects of Regulation on our Business” for further discussions.  However, on May 19, 2017, Republic Act No. 10926 took effect and effectively extended the legislative franchise of Smart.

The law contains a provision which provides an exemption from such public listing requirement if the grantee is wholly-owned by a publicly listed company with at least 30% of its authorized capital stock is publicly listed. As Smart is a wholly owned subsidiary of PLDT, a publicly listed company, Smart is not required to offer any of its shares to the public under Republic Act No. 7925.  Nonetheless, we cannot assure you that none of our franchises, permits or licenses will not be revoked in the future. Any such revocations could have a material adverse effect on our business, financial conditions or prospects.

Our business is significantly affected by laws and regulations, including regulations in respect of our service rates, taxes and antitrust laws.

The NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services and is responsible for granting a long-term license called a CPCN. PLDT has obtained CPCNs for its international gateway facility, local exchange carrier, cellular mobile telephone services and interexchange carrier services. While CPCNs are valid for 25 years, the NTC may amend certain terms of a CPCN, or revoke a CPCN for a cause, subject to due process procedures. The exercise of regulatory power by regulators, including monetary regulators, may be subject to review by the courts upon the filing of complaints by the affected parties.

We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction in our total revenues or profitability. The NTC could amend applicable regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers.  In addition, any future expansions in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could have a material adverse effect on our growth and prospects. The occurence of any of the foregoing could impose substantial costs on us, cause interruptions or considerable delays in the provision, development or expansion of our services, or materially reduce our revenues and profitability. There is no assurance that the regulatory environment will support increases in our business and financial activity.

We are subject to a number of national and local taxes. We cannot assure you that we will not be subject to new, increased and/or additional taxes or that we would be able to pass on such additional expenses to our customers. See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Moreover, we are subject to antitrust laws and regulations. The Republic Act No. 10667 (the “Philippine Competition Act”) came into effect on August 8, 2015 and prohibits practices that restrict market competition through anti-competitive agreements or the abuse of a dominant position. The Act also requires parties to provide notification and obtain clearance for certain mergers and acquisitions. Violators may be subject to administrative and criminal penalties. While our business practices have not in the past been found to have violated any antitrust laws and regulations, we cannot assure you that any new or existing governmental regulators will not, in the future, take the position that our current or past business practices have an anti-competitive effect on the Philippine telecommunications industry.

In particular, PLDT is currently involved in a litigation with the Philippine Competition Commission (the “PCC”), relating to PLDT’s investments in Vega Telecom Inc., Bow Arken Holdings Company and Brightshare Holdings, Inc. (collectively, the “SMC Transactions”).  Although  the  Court  of  Appeals  (the “CA”), among other things, compelled the PCC to recognize the SMC Transactions as having been deemed to be approved by operation of law, the CA held that the deemed approved status of the SMC Transactions does not, however, remove the power of the PCC to conduct post-acquisition review to ensure that no anti-competitive conduct was committed by the parties. The CA’s decision is on appeal with the Supreme Court and is not final and executory.  An adverse judgment could materially and adversely affect our business and outlook. See Note 11 – Investments in Associates and Joint Ventures – Notice of Transaction filed with the Philippine Competition Commission, or PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

No assurance can be given that the regulatory environment in the Philippines will remain consistent or open. Current or future policies may affect our business and operations.

Changes in regulations or user concerns regarding the privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislations such as Republic Act No. 10173 and its implementing rules and regulations (the “Data Privacy

Act”) aim to protect individual privacy. The rules apply to the processing of personal data in the public and private sectors, as well as to acts done or practices engaged in, in and outside of the Philippines under certain conditions. In 2021, the NPC is expected to pivot their direction towards more enforcement actions as more privacy violations come to light. In 2019 and 2020, the NPC issued a number of Stop Processing Orders to online lenders that misused the personal data of their borrowers.  Personal data breaches and other controversies relating to the unauthorized processing of personal data both within the Philippines and abroad continue to be a concern for consumers.  Provisions in the Data Privacy Act on the Rights of Data Subjects and the NTC issuances under Memorandum Circular No. 05-07-2016 and NTC Memorandum Circular No. 05-06-2007 on the rights of the subscriber on record to their data and call data records highlight PLDT’s statutory obligation to be able to furnish complete and correct data to its users upon their request. These developments lead to an increased impetus on PLDT’s part to not only ensure compliance with the Data Privacy Act and similar laws, rules and regulations but also to meet industry best practices and customer expectations on data protection.

Any failure, or perceived failure, by us to make effective modifications to our policies, or to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including the Data Privacy Act, could result in proceedings or actions against us by governmental entities or others, loss of user confidence, damage to the PLDT brands, or the loss of users or advertising partners, any of which could potentially have a material adverse effect on our business.

In addition, various foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users. For instance, in May 2018, the General Data Protection came into force in the European Union and European Economic Area countries. In the United States, there is also increasing clamor for the enactment of a federal privacy law.  More recently, in July 2020, the Court of Justice of the European Union in the case, Data Protection Commissioner v Facebook Ireland Ltd, Maximilian Schrems and intervening parties, Case C-311/18 (also known as “Schrems II”) on the invalidation of the EU-US Privacy Shield, indicate that prevailing arrangements on international data transfers may be subject to change as a result of court decisions in different jurisdictions.  In the Philippines, proposed amendments to the Data Privacy Act have been filed with the Congress of the Philippines. In general, the amendments focus on a review of the penalties for criminal offenses, as well as the authority of the NPC to levy fines for administrative offences. Since stakeholders, including telecommunications service providers, have significant interest in these amendments, it is likely that the amendments will only be approved by the Philippine Congress after a lengthy period of solicitation of public opinion and discussion.

The interpretation and application of privacy, data protection and data retention laws and regulations are often uncertain as these are highly dependent on the local context and culture and they can also be impacted by changes in technology. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-term business planning decisions. If privacy, data protection or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices or operating platforms in a manner adverse to our business.

Inadequate handling of confidential information, including personal customer information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

We possess a substantial amount of personal information of our customers. In the event an information leak or cyber security breach occurs, whether on our end or on the part of our contractors and service providers, we may be subject to penalties under the Data Privacy Act, our credibility and corporate image may be significantly damaged and we may experience an increase in cancellations of customer contracts and a slower increase in additional subscriptions, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In 2020, the PLDT Group had three personal data breaches that met the Data Privacy Act’s requisites for mandatory reporting to the NPC and notice to affected data subjects.  The reported incidents resulted primarily from failure of PLDT personnel to follow PLDT’s data privacy and information security policies.  While the PLDT Group periodically conducts compliance audits and regularly holds privacy and information security training and awareness campaigns, it cannot guarantee that similar personal data breaches resulting from failure of personnel to comply with PLDT policies will not occur in the future. Such breaches could result in litigation and/or regulatory actions and penalties against us, and adversely impact on our business operations and financial conditions.  To mitigate the risk, the PLDT Group has adopted stringent policies on employee sanctions to deter any non-compliance by our employees.

Legislation and regulation of online payment systems could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our digital technology platforms or business models.

Regulators have been increasing their focus on online and mobile payment services, and recent regulatory and other developments could reduce the convenience or utility of our payment services for users. Governmental regulation of certain aspects of mobile payment systems under which PLDT operates could result in obligations or restrictions with respect to the types of products that we may offer to consumers, the payment card systems that link to our mobile payments systems, the jurisdictions in which our payment services or apps may be used, and higher costs, such as fees charged by banks to process funds through our mobile payments systems. Such obligations and restrictions could be further increased as more jurisdictions regulate payment systems. Moreover, if this regulation is used to provide resources or preferential treatment or protection to selected payments and processing providers, we could be displaced, prevented or substantially restricted from participating in particular geographies.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction, increase our costs and reduce our competitiveness.

The available radio frequency spectrum is one of the principal limitations on a wireless network’s capacity, and there are limitations in the spectrum and facilities available to us to provide our services. Our future wireless growth will increasingly depend on our ability to offer relevant content and data services and a wireless network that has sufficient spectrum and capacity to support such services. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum.

In order to acquire spectrum, a duly enfranchised mobile network operator (“MNO”) must apply and secure a provisional authority from the NTC to render a specific telecommunications service through its franchise. After a hearing, the NTC then grants a provisional authority to the MNO, which specifies the period, service area and essential frequencies for delivering the telecommunications service assigned to the MNO.  Moreover, spectrum users’ fees are charged by the NTC for use of the allocated spectrum.

Our competitiveness may decline if we cannot obtain the necessary or optimal allocation of spectrum from the Philippine Government. If the Philippine Government does not fairly allocate spectrums to wireless providers in general, revokes the spectrum previously granted to us, or if we fail to acquire the necessary amount of spectrum or deploy the services that customers desire on a timely basis without burdensome conditions or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially and adversely affected.

Other mobile service providers in the world may not adopt or use the technologies and/or frequency bands that are compatible with ours, which could affect our ability to sufficiently offer international services.

If a sufficient number of mobile service providers does not adopt the technologies and frequency bands that are compatible with ours, if mobile service providers switch to other technologies or frequency bands, or if there is a  delay in the introduction and expansion of compatible technologies and frequency bands, we may not be able to offer international roaming or other international services as expected, which may adversely affect our business.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies.  We also continue to hold an investment in VIH, an important player in the financial technology space and an integral part of our digital payments ecosystem. In accordance with IAS 28, Investments in Associates and Joint Ventures, we account for our investment in VIH using the equity method, whereby we recognize our proportionate share of VIH’s losses, which amount to Php2,393 million and Php2,268 million for the years ended December 31, 2020 and 2019, respectively. Credit ratings and the value of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

Our operations and financial conditions may be negatively affected if we fail to secure a permanent office building prior to the expiration of the lease-back agreement for the Smart Headquarters.

On October 5, 2020, PLDT signed an agreement for the sale of Smart’s headquarters, which also included a lease-back agreement with the buyer, pursuant to which we are permitted to continue occupying the building for no more than five years.  If we fail to find a suitable alternative office space prior to the expiration of the lease-back agreement, we may need to negotiate the extension of the lease-back agreement.  There is no assurance that we will be able to extend the lease-back agreement on reasonable terms, or at all.  Any relocations could disrupt our business operations.  Any of the foregoing events could materially and adversely affect our business operations and financial conditions.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to maintain our current market share and the quality of our services, which could have a material adverse effect on our results of operations and financial condition.

Our business requires the regular installation of new telecommunications transmission and other facilities and equipment, and the regular maintenance of such facilities and equipment, which are continually being undertaken. The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

•	shortages of equipment, materials and labor;
•	delays in the issuance of national and local government building permits;
•	work stoppages and labor disputes;
•	interruptions resulting from man-made events (e.g., sabotage), outbreak of epidemics, pandemics or other public health crises, inclement weather and other natural disasters;
•	rapid technological obsolescence;
•	inability of vendors to deliver on commitments;
•	unforeseen engineering, environmental and geological problems; and
•	unanticipated cost increases.

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or prevent us from deploying our networks and properly maintaining the equipment used in our networks, and hence affect our ability to maintain existing services and roll-out new services, for example, which could have a material adverse effect on our results of operations and financial condition.

Our business relies on secure network infrastructure and computer systems, and any cyber-attacks against them, or the perception of such attacks, may materially adversely affect our operations, financial condition, results of operations and reputation.

We need to constantly upgrade our cyber security capabilities to support our business needs. We depend on information and digital services to run our business and deliver value. Our Company faces the following challenges in an era of connectivity, digital identity, decentralized decisions, information monetization, transparency, and variable trust:

•

An increase in the variety of products and services that we provide to our customers (e.g. customer premise equipment, systems, devices, IoT, data and their dynamic relationships) exposes issues regarding the relevance of various products and services in light of rapid technology updates, as well as scalability issues in our existing security control solutions;

•

Our existing deterrence measures against cyber security breaches may become less effective. For instance, defensible gates and impermeable walls that are designed to secure our service and information infrastructure have become less effective. While such tools and measures make it difficult to breach our system, these tools may not stop breaches altogether;

•

The infrastructure underpinning the digitalization of consumer and enterprise services has become more complex. In order to enhance work efficiency, we allow our employees to work away from the office. This means giving employees cloud access to collaboration platforms and controlled remote access to pre-identified operational systems on their personal devices, such as mobile phones and workstations. Given the large number of points of access to our internal network, we need to constantly improve our cyber infrastructure and implement more sophisticated tools to protect it from attacks;

•

The consequences of a cyber security breach could be severe. Breaches resulting in leakage of our Company’s confidential commercial and/or personal information may result in irreparable damage to our reputation and brand. Moreover, leakage of sensitive personal information could, in some cases, result in a threat to personal safety, as well as legal and/or regulatory liability;

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

In 2020, our Cyber Security Operations Group continued to address the following cyber threats and attacks:
(1) malware attacks; (2) use of unauthorized applications; (3) Distributed Denial of Service (“DDoS”) attacks,
(4) network intrusion attempts; (5) unauthorized access (6) failed log-in attempts of corporate credentials; and
(7) spam emails.  In 2020, we blocked 71 billion access to malicious sites by our customers and employees, detected and prevented 40,403 high-risk endpoint activities, addressed 675,321 potential incidents among our ICT assets, mitigated 8,306 DDoS attacks, blocked 70.6 million attacks to our corporate websites, blocked unauthorized access from 19,711 devices under our bring-your-own-device policy, and secured 208.8 million business emails, 120.5 million emails of which contained malicious threats like spam emails, viruses, malware and invalid recipients.

In addition to protecting our internal infrastructure and platforms, our Cyber Security Operations Group began to safeguard our subscriber base in 2020, preventing it from falling victim to cyberattacks, such as malware and phishing. With the upsurge in demand for bandwidth and digital services during the COVID-19 outbreak, there has been a corresponding increase in cyber threat activities, mainly in the form of phishing emails, malware websites and download ransomware, all of which use information regarding COVID-19 as a bait.

On their own and taken as a whole, these incidents did not cause any material financial, legal, or regulatory impact to the Company, nor did they cause any material disruptions to our business operations. However, as cyberattacks have become a persistent global and domestic threat, we cannot assure you that we will be able to successfully prevent all forms of cyber intrusions. Any successful attack on our infrastructure could result in legal and/or regulatory liabilities, disruptions to our business operations, damages to our reputation, and financial losses.  While we maintain cyber insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field remain the subject of careful evaluations by the international scientific community. We cannot rule out the possibility that exposure to electromagnetic fields or other emissions originating from mobile handsets will not be identified as a health risk in the future. Our mobile business may be harmed as a result of any future alleged, or actual, health risk or the perception of any health risk, which could result in our inability to secure permits to install telecom equipment, a lower number of customers, reduced usage per customer or even potential consumer liability.

Cable and equipment theft, equipment failures, natural disasters and man-made events may materially and adversely affect our operations.

Theft of telecommunication cables, major equipment failures, natural disasters, such as severe weather, and man-made events, such as terrorist acts or other similar or related contingencies, could adversely affect our wired and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our customer account support and information systems, or our employee and business records, and could in turn have a material adverse effect on our operations.

Natural disasters, terrorist acts or acts of war could cause damage to our infrastructure and/or result in significant disruptions to our operations.

Our business operations are subject to interruption by natural disasters, power outages, terrorist attacks, cyber-attacks and other events beyond our control. Such events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of  service  to our customers. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may be insufficient for all eventualities. These events could also damage the infrastructure of the suppliers that provide us with the equipment and services that we need to operate our business and provide products to our customers. A natural disaster or other event causing significant physical damage could cause us to experience substantial losses resulting in significant recovery time and additional expenditures to resume operations. In addition, these occurrences could result in lost revenues from business interruption as well as damage to our reputation.

Climate change could increase the impact of natural disasters and environmental legislation and regulations on our operations.

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. The ongoing global climate change may exacerbate the severity and frequency of natural disasters. The rising intensity and frequency of storms, heatwaves and earthquakes could increase the likelihood of damages to our infrastructure and failures of our wired and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. The increase in the likelihood of our infrastructure being damaged by natural disasters could have a material adverse impact on our operations.

In light of the heightened awareness of climate change globally, the Philippine Government could introduce new and more stringent environmental legislation and regulations. If such legislation or regulations are enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. We cannot guarantee that we will at all times be in compliance with any new environmental legislation and regulations. The failure to comply with new environmental legislation and regulations could have a material adverse impact on our operations and financial conditions.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures, reflecting gross additions to property and equipment totaled Php71,904 million, Php72,871 million and Php58,490 million for the years ended December 31, 2020, 2019 and 2018, respectively. We currently estimate that our consolidated capital expenditures in 2021 will be between Php88 billion to Php92 billion. In 2021, we will prioritize projects that support the changing demand profile of our customers, enhance our ability to deliver superior customer experience, and help corporate customers revive their businesses.

Future strategic initiatives could require us to incur significant additional capital expenditures. For example, as part of our environmental protection initiative, we plan to inspect our submarine cables over the next few years. Depending on the results of the inspection, we may need to undertake maintenance work on our submarine cables, which may involve a significant sum of capital expenditures. We may be required to finance a portion of our future capital expenditures from external financing sources, some of which have not yet been fully arranged. There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all. If we cannot complete our development programs or other capital projects on time due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected. Furthermore, if we are unable to monetize our investments and generate the expected revenues, our cash flows and gearing may be negatively impacted.

Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar.

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos, with 16% of revenues denominated in U. S. dollars.

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

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by 24% from a high of Php41.08 for 2012 to Php50.80 as at December 31, 2019.  As at December 31, 2020, the Philippine peso appreciated by 5% to Php48.02 from Php50.80 as at December 31, 2019.  We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

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

Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of IFRS at relevant measurement dates, principally at the end of each quarter period. In addition, PLDT’s Global USD Bonds contain covenants that limit our ability to take certain actions.

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are the poor operating performance of PLDT and its subsidiaries, the depreciation of the Philippine peso relative to the U.S. dollar, the impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including the issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, the depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, the increase in reference interest rates, and general market conditions. Of our total consolidated debts, approximately 18% was denominated in U.S. dollars as at December 31, 2020. Considering our consolidated hedges and dollar cash allocated for debt, the unhedged portion of our consolidated debt amounts was approximately 5%, as at December 31, 2020, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

If we are unable to meet our debt service obligations or comply with our debt covenants, we may need to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to implement these measures successfully could result in a declaration of default and an acceleration of maturities of some or all of our indebtedness, which could have a material adverse effect on our business, results of operations and financial condition.

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

As at February 28, 2021, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.2% in PLDT’s outstanding common stock (representing 33.8% of our overall voting stock).

Additionally, all of PLDT’s shares of voting preferred stock, which represent 41% of PLDT’s total outstanding shares of voting stock as at February 28, 2021, are owned by a single stockholder, BTF Holdings, Inc. (“BTFHI”).

The FP Parties, NTT Communications, NTT DOCOMO, JG Summit Group and/or BTFHI may exercise their respective voting rights over certain decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT.  See Note 1 – Corporate Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

We are unionized and are vulnerable to work stoppages, slowdowns or increased labor costs.

As at December 31, 2020, PLDT has three employee unions, representing in the aggregate 8,773 employees, or 47%, of the employees of the PLDT Group.  This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability.  For instance, PLDT experienced significant charges from its manpower rightsizing program in 2018, 2019 and 2020, mainly incurred in the fixed-line business.  Each of our different employee groups require separate collective bargaining agreements. If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if PLDT were to experience widespread employee dissatisfaction, PLDT could be subject to collective bargaining deadlocks, strikes, work slowdowns or stoppages. Any of these events would be disruptive to our operations and could have a material adverse effect on our business.

Additionally, on July 3, 2017, PLDT received a Compliance Order from the Department of Labor and Employment (“DOLE”), in connection with the non-payment of statutorily required monetary benefits, including the 13th month pay by certain PLDT contractors to their employees, as well as the regularization of 7,344 contractor employees.  On July 31, 2018, the CA promulgated a decision granting PLDT’s request for an injunction against the Compliance Order and remanded the case back to the DOLE for further proceedings regarding the computation of the monetary awards, which amounted to Php51.8 million according to the regularization orders, and the determination of employees engaged in installation, repair and maintenance work who must be regularized.  On April 5, 2019, PLDT filed a petition for review with the Supreme Court that is now pending resolution. See Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

We cannot guarantee that PLDT or its subsidiaries will not be subject to similar proceedings or other labor-related regulatory activities, the results of which may have an adverse reputational and/or financial impact.  While we believe that PLDT has a strong legal position in its pending labor cases, we note that labor tribunals are mandated to resolve cases in favor of employees in the case of any doubt.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

Our future performance depends on our ability to attract and retain highly qualified key technical, development, sales, services and management personnel. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business and could be unsuccessful. We cannot guarantee the continued employment of any of the members of our senior leadership team, who may depart our Company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other personal reasons. Any inability to attract, retain or motivate our personnel could have a material adverse effect on our results of operations and prospects.

Adverse results of any pending or future litigation, internal or external investigations and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel and is based upon our analysis of potential results. Our future financial performance could be materially affected by any adverse outcomes or by changes in our estimates or the effectiveness of our strategies relating to these proceedings and assessments. See Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

While PLDT believes that the positions it has taken in these cases have strong legal bases, the final outcome of these cases may prove to be different from its expectations. In addition, we cannot assure you that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions.

Our financial condition and operating results will be impaired if we experience high fraud rates related to device financing, credit cards, dealers, or subscriptions.

Our operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If our fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of  the systems, processes, and operations  of third parties such as customers, national retailers, dealers, and others, the resulting loss of revenue or increased expenses could have a material adverse effect on our financial condition and operating results.

RISKS RELATING TO THE PHILIPPINES

Political and social instability.

The Philippines has, from time to time, experienced political and military instability, including acts of political violence. In the last two decades, there has been political instability in the Philippines, including extra-judicial killings, alleged electoral fraud, impeachment proceedings against two former presidents, two chief justices of the Supreme Court of the Philippines, and public and military protests arising from alleged misconduct by the previous and current administrations. In addition, a number of officials of the Philippine Government are currently under investigation or have been indicted on corruption charges stemming from allegations of misuse of public funds, extortion, bribery or usurpation of authority.

In addition, the Philippines has also been subject to a number of terrorist attacks and the Armed Forces of the Philippines has been in conflict with groups which have been identified as being responsible for kidnapping and terrorist activities in the Philippines. In addition, bombings have taken place in the Philippines, mainly in cities in the southern part of the country. For example, in May 2017, the city of Marawi in Lanao del Sur, Mindanao, was assaulted by the Maute Group, terrorists who were inspired by pledged allegiance to the Islamic State of Iraq and Syria. Due to the clash between the Philippine Government forces and the terrorists and the risk of the armed conflict spilling over to other parts of Mindanao, martial law was declared in the entire island of Mindanao, Philippines. In October 2017, the city was declared liberated from the terrorists. Despite this, the Philippine Congress extended the imposition of martial law in Mindanao until the end of 2019, citing persistent threats of terrorism and rebellion. The martial law in Mindanao was lifted on January 1, 2020, however Mindanao remains under a state of emergency as a measure against potential terror threats and communist insurgency and to maintain peace and order in the region. An increase in the frequency, severity or geographic reach of these terrorist acts could destabilize the Philippines, and adversely affect the country’s economy. These armed conflict and terror attacks could lead to further injuries or deaths by civilians and members of the military, which could destabilize parts of the country and adversely affect the country’s economy. In addition, on July 3, 2020, President Rodrigo Duterte signed into law R.A. No. 11479 , or the Anti-Terrorism Act of 2020, which has drawn criticism from, and sparked protests by, various sectors because of its controversial provisions on warrantless arrests and its broad definition of terrorist acts, which may be used to target government critics. The said bill will pass into law upon approval by, or within 30 days of receipt upon inaction of, President Rodrigo Duterte.

We cannot assure you that the political environment in the Philippines will be stable or that the current or future government will adopt economic policies that are conducive to sustained economic growth  or which do not materially and adversely impact the current regulatory environment for the telecommunications and other companies. An unstable political or social environment in the Philippines could negatively affect the general economic conditions and business environment in the Philippines which, in turn, could have a material and adverse impact on our business, financial position and financial performance.

Territorial disputes.

The Philippines, China and several Southeast Asian nations have been engaged in a series of long-standing territorial disputes arising from competing and overlapping claims over certain islands and features in the West Philippine Sea. China claims historic rights to nearly all of the West Philippine Sea based on its so-called “nine-dash line” and in recent years, dramatically expanded its military presence in the sea which has raised tension in the region among the claimant countries. In 2013, the Philippines became the first claimant country to file a case before the Permanent Court of Arbitration, the internal arbitration tribunal based at the Hague, Netherlands to legally challenge claims of China in the West Philippine Sea and to resolve the dispute under the principles of international law as provided for under the United Nations Convention on the Law of the Sea. In July 2016, the Permanent Court of Arbitration rendered a decision stating that the Philippines has exclusive sovereign rights over the West Philippine Sea (in the South China Sea) and that the “nine-dash line” claim of China is invalid. The Philippine Government, under the Duterte administration, has taken action to de-escalate tensions concerning the territorial dispute with China.

There is no guarantee that the territorial dispute between the Philippines and other countries, including China, would end or that any existing tension will not escalate further, as China has taken steps to exercise control over the disputed territory. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result.  In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial position and financial performance.

If foreign exchange controls were to be imposed, our ability to meet our foreign currency payment obligations could be adversely affected.

In general, Philippine residents may freely dispose of their foreign exchange receipts and foreign exchange may be  freely sold and purchased outside the Philippine banking system. However, the Monetary Board of the BSP has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:

•	suspend temporarily or restrict sales of foreign exchange;
•	require licensing of foreign exchange transactions; or
•	require the delivery of foreign exchange to the BSP or its designee banks for the issuance and guarantee of foreign currency-denominated borrowings.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. In 2020, the Philippines’ long-term foreign currency-denominated debt was upgraded by S&P Global (“S&P”), to BBB+ with stable outlook, while Fitch Ratings (“Fitch”), and Moody’s Investors Service (“Moody’s”), affirmed the Philippines’ long-term foreign currency-denominated debt to the investment-grade rating of BBB and Baa2, respectively, with a stable outlook. On February 28, 2020, Fitch revised its rating of Philippines long-term foreign currency-denominated debt to BBB, with a positive outlook, following its expectation that sound macroeconomic management will continue to support high growth rates with stable inflation while ongoing tax reforms were expected to improve fiscal finances. On May 7, 2020, Fitch affirmed its rating of Philippines long-term foreign currency-denominated debt to BBB, but revised the outlook to stable, to reflect the deterioration in the Philippines’ near-term macroeconomic and fiscal outlook as a result of the impact of the COVID-19 pandemic and domestic lockdown to contain the spread of the virus. In May 2020, S&P and Moody’s affirmed their rating of BBB+ and Baa2, with stable outlook, respectively, for the Philippines’ long-term foreign currency-denominated debt.

The Philippine Government’s credit ratings directly affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, S&P, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available.

Item 4.	Information on the Company

OVERVIEW

We are one of the leading telecommunications and digital services providers in the Philippines, in terms of both subscribers and revenues, serving the fixed line, wireless and broadband markets.  Through our three principal business segments, Wireless, Fixed Line and Others, we offer a large and diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

We serve 79.1 million users through the provision of mobile, fixed line and data services. In addition to the business segments discussed above, PLDT has found it beneficial to view its business from a customer-served perspective. Accordingly, we also assign metrics along the following marketing verticals: individual, home, enterprise and international customers.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

Our three business units are as follows:

Wireless.  Our wireless business focuses on driving growth in our data services while managing our legacy business of voice and SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones or mobile broadband using pocket WiFi and other similar devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) home broadband services, and (iii) MVNO and other services.

Fixed Line. We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients. Our fixed line business group offers data, voice and miscellaneous services.  We also provide other fixed line services such as data center, cloud, cybersecurity services and managed information technology through PLDT’s subsidiary, ePLDT.

Others. Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in VIH and Multisys.

We had a market capitalization of approximately Php289,515 million, or US$6,029 million, as at December 31, 2020.  We had total revenues of Php181,004 million, or US$3,769 million, and net income attributable to equity holders of PLDT of Php24,284 million, or US$506 million, for the year ended December 31, 2020.

HISTORICAL BACKGROUND AND DEVELOPMENT

PLDT was incorporated in the Philippines under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership.  Pursuant to Section 11 of the Revised Corporation Code, which states that corporations shall have perpetual existence unless the corporation elects to retain the specific corporate term indicated in its Articles of Incorporation, PLDT has a perpetual corporate term.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service.  PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, wired or wireless telecommunications systems, fiber optics, multi-channel transmission distribution system, VAS (including, but not limited to, the transmission of voice, data, facsimile, control signals, audio and video), information services bureau and all other telecommunications systems technologies presently available or that can be made available through technical advances or innovations in the future.  Our subsidiaries, including Smart and DMPI, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 8816-8056.  Our website address is www.pldt.com.  The contents of our website are not a part of this annual report.  The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

RECENT DEVELOPMENTS

Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”)

On March 26, 2021, the CREATE bill was enacted into law with effectivity retroactive to July 1, 2020.  The Act will take effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation.

CREATE provides for the following reduction in corporate income tax rates, among others:

•	Lower corporate income tax from 30% to 25%, retroactive to July 1, 2020, for both domestic and foreign corporations;
•

Lower corporate income tax of 20% for small and medium domestic corporations (with net taxable income of Php5 million and below, and with total assets of not more than Php100 million excluding land); and

•	Lower MCIT from 2% to 1% effective July 1, 2020 until June 30, 2023.

Under CREATE, we shall be entitled to avail ourselves of a lower corporate income tax.

Sale of PLDT Prepaid Home WiFi (“PHW”) Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement for the transfer of PLDT’s PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, undertake seamless upgrades, cross-sell products for a simplified customer experience, and better manage network costs and wireless network capacity.

The transfer of PHW subscribers took effect on March 1, 2021 after complying with the NTC’s required 30-day notice to subscribers.  The initial purchase price for the transfer, together with the Prepaid Home WiFi inventories and unearned revenues, amounts to Php1,455 million, exclusive of value-added tax, subject to purchase price adjustment.  Smart will use its internally generated cashflow to fund the purchase.  This transaction will be eliminated in our consolidated financial statements.

For updates relating to the above discussion, please see Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

For updates on matters relating to the (1) the DOLE Compliance Order to PLDT, see Note 27 – Provisions and Contingencies; and (2) the Petition against the PCC, see Note 11 – Investment in Associates and Joint Ventures, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

STRENGTHS AND STRATEGIES

Strengths

We believe our business is characterized by the following competitive strengths:

•

Exposure to Large and Attractive Markets.  Our mobile data services and home broadband services provide exposure to significant growth potential. As data adoption continues to grow with greater smartphone ownership, with less than half of our mobile subscribers being regular data users, as at December 31, 2020, we believe that demand for mobile data will continue to grow significantly. Meanwhile, in the home broadband market, only approximately 4 million out of over 22 million Philippine households subscribe to fixed broadband services, according to publicly available reports. This is significantly lower than the average in other Asian countries with similar income levels, indicating significant growth potential. In addition, the COVID-19 pandemic and the resulting community quarantine measures have generated substantial demand for connectivity services, and in particular, home broadband services, in light of Government-imposed work from home and home schooling arrangements.

•

Superior Integrated Networks.  With our extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. As part of our capital expenditure program, we continuously invest in upgrading our fixed network to an all IP-based next-generation network, expanding the reach and resiliency of our transmission and FTTH network and increasing our international bandwidth capacity. To further prepare our network for 5G technology and provide our customers with faster, more reliable services and a superior experience, we have continued to invest in our transmission and backhaul network and have conducted 5G pilot tests with various equipment vendors in different settings, including academic settings, lifestyle hubs and smart cities.

•

Recognized Brands.  We have maintained our position as a market leader in the consumer and enterprise fixed line and broadband markets in the Philippines in terms of both subscribers and revenues. Our success in the fixed line and broadband markets is linked to our strong and diverse portfolio of brands, including PLDT, Smart, TNT and Sun, which are widely recognized brand names in the Philippines.

•

Diversified Revenue Sources.  We have a diverse portfolio of business lines across our wireless and fixed line business segments, serving a wide spectrum of customer segments, including individuals, households and enterprises. Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), home broadband, MVNO and other services. The revenues from data services, particularly mobile data services, have increased steadily over the past several years. Our fixed line business derives service revenues from data/broadband, voice (local exchange, international and domestic services) and miscellaneous services. The revenue contributions from our home broadband, corporate data, leased lines and information and communication technology services account for the bulk of the fixed line revenues, as at December 31, 2020.

•

Innovative Products and Services.  We recently launched a suite of products under the “Giga Life” brand platform, comprised of Giga videos, Giga games, Giga stories and Giga work, which enable customers to select a mobile plan that suits their passions and priorities. PLDT has continued to innovate in the enterprise business and corporate data services segment, providing business solutions as well as connectivity, including data center services, cyber security services, cloud services, managed IT services and various other IT solutions, and more recently, launching the Philippines’ first carrier-grade cloud infrastructure. We also create and launch platforms, services and solutions for emerging markets in the area of digital financial services through our associated companies, VIH and PayMaya.

•

Strong and Experienced Management Team and Key Strategic Relationships.  Our senior management combines decades of deep expertise in the telecommunications industry with diverse backgrounds in different industries, including banking, utilities, infrastructure and venture capital. We continue to refresh our talent pool with new hires from the OTT space. In addition, we have important strategic relationships with First Pacific, NTT DOCOMO and NTT Communications. We believe the technological support, international experience and management expertise made available to us through these strategic relationships will enable us to enhance our market leadership and provide/cross-sell a wider range of products and services.  See Note 1 – Corporate Information to the audited consolidated financial statements for more information.

Strategies

The key elements of our business strategy are:

•

Build on Our Strong Positions in the Fixed Line and Wireless Businesses.  We plan to continue investing in our strong integrated fixed and wireless networks in the Philippines as we believe this is key to our ability to continue providing a differentiated experience and value proposition to our customers. We will primarily focus on improving our capacity, latency, coverage and reliability, areas in which we are market leaders, based on third party surveys. We intend to further enhance our leading position through strategic and synergetic investments in the network and IT platforms.

•

Focus on Digital Transformation.  PLDT is undergoing a digital transformation, with the core objective of becoming more customer-centric through the delivery of superior customer experience. It aims to simplify the advanced technologies offered through its world class networks, in order to give Filipinos greater ease of use and encourage them to take advantage of such technologies. To advance our digital transformation, we have also invested in and made use of data analytics to better understand our customers and design products and plans that are tailored to their specific preferences.

•

Capitalize on Our Strength as a Fully Integrated Telecommunications Service Provider.  We believe we offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, broadband, wireless and other products and services, such as our content portfolio which includes videos, streaming services, entertainment, music, shopping channels and games.

•	Maintain a Strong Financial Position. We are focused on growing profitably and continually seek to complement our revenue growth with more effective cost management and enhanced productivity where possible. Our management strives to achieve an optimal capital structure by maintaining healthy capital ratios and strong credit ratings. We have a well spread out debt maturity profile, with 56% of debt maturing after 2025. We also have in place a dividend payout policy of 60% of core telecommunications income to ensure we maintain sufficient reserve funds to invest in the continued growth of our data traffic and in adjacent businesses. We intend to maintain healthy liquidity on our balance sheet, with our cash and short-term investments generally being maintained at a minimum of U.S.$500 million.

BUSINESS OVERVIEW

As at December 31, 2020, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

Our wireless business focuses on driving growth in our data services while managing our legacy business of voice and SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet using smartphones or mobile broadband using pocket WiFi and other similar devices.

We provide (i) mobile services, (ii) home broadband services, and (iii) MVNO and other services, through our wireless business, with mobile services contributing 99% of our 2020 service revenues, and home broadband and MVNO and other services contributing the remaining 1% of our 2020 service revenues. Mobile data usage has surged in the past several years while voice and SMS usage has slowed down. Wireless revenues contributed 58% of our consolidated revenues in 2020 as compared to 57% and 55% for the years ended December 31, 2019 and 2018, respectively. Our mobile service revenues were 93%, 92% and 90% of our total wireless revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

Our mobile services, which accounted for 99% of our wireless service revenues for the year ended December 31, 2020, are provided through Smart and DMPI with 72,933,839 total subscribers as at December 31, 2020 as compared to 73,118,155 total subscribers as at December 31, 2019, and 60,499,017 total subscribers as at December 31, 2018, representing an estimated combined market share of 49%, 44% and 45% as at December 31, 2020, 2019 and 2018, respectively, based on corporate public disclosures.

For six consecutive quarters starting from the third quarter of 2019, our wireless business registered revenue market share gains, signaling the strong recovery of our business. Prior to that, our mobile revenue market share had eroded due to the combined impact of aggressive price competition and the consequent loss of subscribers. This was exacerbated by our larger proportion of legacy revenues from SMS and international voice relative to competition, which offset growth in our mobile data revenues. We believe that mobile penetration in the Philippines decreased to approximately 138% in 2020 from 159% in 2019, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2020, approximately 97% of our mobile subscribers were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

LTE SIMs and smartphone ownership among our subscribers grew significantly in 2020, resulting in a substantial increase in our mobile data revenues. Our mobile internet revenues, which primarily consist of our mobile data service revenues, increased by Php13,928 million, or 29%, to Php62,327 million in 2020 from Php48,399 million in 2019. Our mobile internet revenues contributed 93% and 91% of our mobile data service revenues in 2020 and 2019, respectively.

Mobile data traffic on Smart’s network grew from 2,860 Terabytes per day in December 2018 to 5,944 Terabytes per day in December 2019 and to 8,210 Terabytes per day in December 2020, nearly triple the 2018 level. Mobile data traffic on Smart’s network hit a record high of 2,881 petabytes in 2020, almost double the 1,612 petabytes posted in 2019, and more than three times the mobile data traffic in 2018 of 824 petabytes. Conversely, mobile broadband revenues, which are derived from the use of pocket internet and other similar mobile broadband devices, decreased by Php376 million, or 11%, to Php3,171 million from Php3,547 million in 2019.

Smart’s wireless networks provide extensive voice and broadband coverage in the Philippines, covering substantially all of major metropolitan areas and most of the other population centers in the Philippines. Our low spectrum band resources (700MHz, 850MHz and 900MHz) are primarily used to provide coverage whilst higher spectrum bands (1800MHz, 2100MHz, 2300MHz and 2600MHz) provide coverage and additional capacity. Our wireless broadband network supports HSPA+ and LTE-Advanced to provide an improved data experience for our customers.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2020, 2019 and 2018:

	December 31,
	2020	2019	2018
Systemwide mobile subscriber base	72,933,839	73,118,155	60,499,017
Prepaid	70,779,021	70,721,789	58,178,978
Postpaid	2,154,818	2,396,366	2,320,039
Home Broadband subscriber base(1)	52,415	6,098	11,553
Growth rate of mobile subscribers
Prepaid	—	22%	4%
Postpaid	(10%)	3%	(8%)
Growth rate of Home Broadband subscribers	760%	(47%)	(95%)

(1)	Home Ultera and WiMAX businesses were transferred to PLDT beginning 2018.

Mobile Services

We offer prepaid and postpaid mobile communications services all over the country under the brand names Smart, TNT and Sun, each of which focuses on the needs of specific market segments. With a continuous and in-depth consumer understanding program, each of our brands commits to providing relevant products that will cater to the communications, entertainment and services requirements of their respective target market segments.

•	Prepaid

Over the years, Smart’s prepaid brands have launched several initiatives to encourage subscribers to adopt a digital lifestyle. We refreshed our marketing campaigns for the prepaid data and content-led products for mobile prepaid services such as Giga Work, Giga Video, Giga Games, Giga Stories and Giga Music. These campaigns drove the increase in video, gaming and social media data usage by our prepaid subscribers. We also continued other promotions such as Free Stories For All and Giga Mania, which increased the number of mobile data users and further stimulated data usage.

•	Postpaid

Smart launched its postpaid “Signature” plans in 2019, featuring simplified product construct, higher data allocation and prioritized access to Smart’s LTE network. Its fixed monthly rate also aims to prevent “bill shock”.

We consider the following as the key metrics for our growth in 2020: (i) relaunching the Smart brand; (ii) providing customers with the nation’s fastest mobile network with 5G and the nation’s widest 4G mobile network; (iii) promoting data and content-led products under the Giga brand; (iv) promoting e-sports events; and (v) making value-added services more accessible through Smart’s UMB platform and GigaLife App.

•	Relaunching the Smart brand

Smart relaunched the Smart brand with its Simple’ Smart Ako campaign in June 2020.  This campaign embarked on weaving the Smart brand into the pop-culture of Filipinos and promoting the promise of delivering passions through cutting-edge technologies made simple by Smart.  Smart leveraged the popularity and talk value of its Hallyu (Korean stars) endorsers to promote Smart as the Philippines’ fastest mobile network.

•	Providing customers with the nation’s fastest 5G mobile network and the nation’s 4G mobile network with the widest coverage

Smart continued its network transformation program in 2019 by further expanding and improving its LTE network. The improved Smart LTE network was named by Ookla, a leading internet testing and analysis company, as the Philippines’ fastest mobile network for the 2nd consecutive year. Meanwhile, Open Signal, another international network testing company, also awarded Smart with the “Most Widely Available Urban 4G Coverage” and “Most Widely Available Rural 4G Coverage” awards.

In July 2020, Smart was the first Philippine telecommunication company to commercially launch 5G. This technology delivers fiber-like speeds on mobile and promises to drive more data consumption on the Smart network.

Along with the network upgrade and roll-out, Smart continued to promote the adoption of LTE-capable devices and LTE SIM cards. Smart launched its “LTE SIM Upgrade” program in 2019 which allowed Smart subscribers to upgrade their SIM cards to LTE/5G-capable ones without having to change their mobile numbers. As at December 31, 2020, approximately 86% of our wireless subscriber base is LTE ready. With its improved LTE network, Smart has also increased its efforts in promoting products that encourage the use of content and data-led products, such as online video viewing, e-games and social media.

•	Promoting data and content-led products under the Giga brand

In 2019, Smart expanded the Giga brand products to new areas such as Giga K-Video, Giga Study and Giga Pro to cater to the needs of increased digital productivity for the work-from-home and study-from-home environment. Products under the Giga brand made a significant contribution to our prepaid revenues and now account for over 40% of prepaid top-ups. In order to promote data usage, products under the Giga brand are offered under all of Smart’s brands.

Smart has continued to deliver more partnerships in 2020 with the NBA, Mnet, Viu and Netflix.

•	Promoting e-sports events

Smart powered the Philippine e-sports industry amid the COVID-19 pandemic. In 2020, we launched the Free Games for All promo, which allowed Smart and TNT prepaid customers to access their favorite mobile games like Mobile Legends, Clash of Clans, Arena of Valor, Clash Royale and Call of Duty Mobile.

Smart also held one of the biggest events for the domestic e-sports scene, Siklab Saya, and launched several online tournaments such as Mobile Legends Professional League, and the Mobile Legends Pro League – Invitational, among others. These were made possible by Smart’s partnership with Mobile Legends: Bang Bang developer and publisher Shanghai Moonton Technology, as part of its commitment to the growth of e-sports in the Philippines.

•	Making value-added services easier to access through the UMB platform and Gigalife app

Smart promoted its UMB platform to provide customers with an easy-to-use and product discovery platform. Smart’s prepaid customers no longer needed to memorize passwords or access codes to enjoy Smart’s improved data services. Through the UMB platform, customers can access the wide range of Giga products.

In July 2020, Smart launched the Gigalife App which makes it easy and simple for customers to manage their accounts via their phones.  Gigalife also manages Smart’s Gigapoints loyalty service.  As of December 31, 2020, Gigalife has over 2 million users.

Rates for mobile services

Smart prepaid call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT prepaid cards are sold in denominations of Php50, Php100 and Php300. We have updated Smart eLoad’s over-the-air reloads, which are now available in various denominations ranging from Php5 to Php1,000. The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and the Department of Information and Communications Technology (the “DICT”).

Our introduction of the “Giga Life” umbrella brand platform signaled a major pivot for our prepaid services. The Giga suite of products, such as Giga Video, Giga Games, Giga Stories, Giga Music, Giga Pro, Giga Study, Giga Work and Giga K-Video, offer a selection of specially customized packages that are easily accessible and identifiable, designed with the help of extensive data analysis.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card. Beginning the second quarter of 2017, we consider a prepaid mobile subscriber inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

In line with our strategy of elevating customer experience and enriching the digital lifestyle of our postpaid subscribers, Smart launched “Smart Signature” in 2019. Smart postpaid “Signature” plans provide higher data allocations, unlimited texts and mobile calls to all networks with capped PLDT minutes in the form of small, medium, large and extra-large plans, ranging from Php999 to Php3,299. These fixed monthly plans alleviate concerns of unwanted charges.

“Smart Infinity” is our premium mobile postpaid brand with plans ranging from Php3,500 to Php8,000. With “Smart Infinity”, customers can enjoy local non-stop surf and uninterrupted local mobile services with the “Smart Infinity Limitless Plan” or experience full flexibility both locally and internationally with the “Infinity Traveler” plans. These plans come with a premium mobile device bundled with exclusive lifestyle perks and privileges accessible through a dedicated concierge.

Smart Enterprise Postpaid is a mobile plan comprised of data, voice, and short message services, with a built-in anti-bill shock feature that automatically protects the subscriber from unwanted excess charges up to Php1,500 (on-top of the plan). Postpaid plans may be availed with or without a device bundle at a fixed monthly subscription, defined by a standard contract period.

International data roaming was also made more affordable and convenient via Roam Facebook and Roam Lite, where prepaid and postpaid subscribers may enjoy one day or three day data roaming access.  Roam Facebook allows our subscribers one day or three day access to browse Facebook and Instagram, or chat via FB messenger in over 120 countries.  Roam Lite allows our subscribers open access data roaming for one day or three days for a fixed rate of Php150 or Php250. We also offer GigaRoam data roaming plans of up to 100GB for 10 days in some popular travel destinations like South Korea and Thailand.  These plans are open to both prepaid and postpaid subscribers.

In compliance with NTC Memorandum Circular No. 03-06-2019 or the Rules and Regulations Implementing Republic Act No. 11202 (“Mobile Number Portability Act”), starting on January 2, 2020, the interconnection rate for mobile was reduced from Php0.50 per minute to Php0.00 per minute for domestic calls and from Php0.05 per message to Php0.00 per message for SMS.

Home Broadband Services (Home Ultera)

Home Ultera is a fixed wireless broadband service offered under PLDT’s Home brand. Home Ultera, powered by TD-LTE technology, offers customized packages and is specifically designed for homes that are unable to access our fixed line home broadband services. While Home Ultera utilizes Smart’s wireless network, it is marketed and operated by PLDT Home.

Fixed Line

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2020, 2019 and 2018:

	December 31,
	2020	2019	2018
Systemwide fixed line subscriber base	3,042,815	2,765,209	2,710,972
Postpaid	3,017,565	2,739,367	2,683,037
Prepaid	25,250	25,842	27,935
Growth rate of fixed line subscribers	10%	2%	2%
Postpaid	10%	2%	2%
Prepaid	(2%)	(7%)	(4%)
Number of fixed line employees	11,427	10,878	8,772
Number of local exchange line subscribers per employee	266	254	309
Systemwide broadband subscriber base	3,037,703	2,155,386	2,014,030
Fixed Line broadband	2,273,602	1,931,333	1,812,037
Fixed Wireless Broadband(1)	764,101	224,053	201,993
Growth rate of broadband subscribers	41%	7%	18%
Fixed Line broadband	18%	7%	6%
Fixed Wireless Broadband	241%	11%	100%

(1)	Includes Home Ultera and WiMAX beginning 2018.

Data Services

Our data services revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet and domestic and international private data networking communications.

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have placed considerable emphasis on these service segments. Our data services segments registered the highest percentage growth in revenues among our fixed line services from 2018 to 2020.

Home Broadband Services

We believe that PLDT Home is the nation’s leading home broadband service provider, serving 2.9 million subscribers nationwide as at December 31, 2020 from 2.0 million subscribers as at December 31, 2019.

We believe that PLDT Home is the Philippines’ fastest fixed network with broadband data services including fixed wired (PLDT Home Fibr) and fixed wireless (PLDT Home WiFi). PLDT’s FTTH fixed line network has the most extensive transmission and distribution network infrastructure of about 429,270 kilometers of fiber-optic cables that provides broadband availability to approximately 9.0 million homes passed, as at December 31, 2020. The number of homes passed refers to the approximate potential number of residences that could avail themselves of broadband connectivity services provided through PLDT facilities.

PLDT’s superior FTTH network enables subscribers to enjoy up to 1000 Mbps of symmetrical internet speeds or equal upload and download speeds. Ookla, the company behind Speedtest® and the global leader in fixed broadband and mobile network testing applications and data analysis, recognized PLDT as the Philippines’ fastest fixed network in its Q3-Q4 2020 reports. Based on the nationwide customer-initiated Speedtests in the second half of 2020, PLDT achieved a speed score of 27.78, with top download speeds of 79.48 Mbps and top upload speeds of 92.18 Mbps.

In response to the need of customers for home connectivity at the onset of the global health crisis, PLDT Home rolled out free speed upgrades for its Home Fibr subscribers in 2020. These special upgrades boosted the internet speeds of subscribers up to twice the speed of their existing plans and enabled them to have unlimited, uninterrupted video streaming and seamless browsing at home. PLDT also boosted its modernization program, migrating existing subscribers from copper lines to fiber-optic network, giving them automatic free upgrades.

PLDT Home also introduced its first ever Super Speed Deals Promo that allowed existing subscribers to upgrade their internet plans to the next higher plan or up to 300 Mbps faster speeds for as low as Php99 on top of their monthly service fees.

PLDT Home also continued to address the growing demand for affordable home broadband in the Philippines with its PLDT Home WiFi Prepaid, a wireless internet service priced at Php995. It is powered by Smart’s LTE network, the Philippines’ fastest mobile data network with the widest coverage in the country. A plug-and-play device, PLDT Home WiFi Prepaid can simultaneously connect up to five WiFi-capable devices. Each PLDT Home WiFi Prepaid unit comes with 10GB of data valid for up to seven days from the date of SIM activation. Families can also enjoy affordable load packages.

PLDT Home WiFi Prepaid Advance, a wireless connectivity powered by an LTE-Advanced (LTE-A) technology, was also introduced to give customers a better digital experience with its carrier aggregation features and ability to combine frequency channels, making it more efficient compared to its previous version.

In 2020, PLDT Home had a crucial role in connecting the distance learning needs of students, especially during the pandemic. To give Filipinos an affordable digital solution for their home-school connectivity, PLDT Home introduced new data packages tailored to the students’ e-learning needs: FamLoad Study 599 and FamLoad Study 999. Each prepaid package is packed with open access data allocation and free access to top learning sites and apps including Microsoft 365 tools, Gabay Guro App, Canvas, and NEO. For families that need bigger prepaid data allocation daily, PLDT Home also introduced a family-sized WiFi Prepaid Famload Video and Video Plus that are packed with bigger data allowance that can be used for popular video apps and open access data for all sites and apps. Each FamLoad Video pack gives users open access data and daily access to video streaming on Cignal Play, iWant, NBA League Pass and YouTube. This way, families can maximize their internet for their online video conferences without worrying about their data limits.

PLDT SmartHome

PLDT Home is strongly committed to fulfilling its subscribers’ digital home lifestyle needs through plans that bundle high-speed internet with “Smart Home” digital ecosystem is built on the following pillars: connectivity, peace of mind, and entertainment.

PLDT Home first offered “Whole Home WiFi”, the Philippines’ first smart home WiFi technology designed to cover the entire home with wireless connectivity to make homes Smart Home-ready. The Whole Home WiFi system improves WiFi coverage at home and can eliminate signal blockers and dead spots. The Whole Home WiFi Plan for PLDT Home comes with unlimited Fibr connection, “Whole Home” technology and free assisted installation service by our technicians, the “Home Geek Squad”. The Home Geek Squad, a group of “technical architects” pioneered by PLDT Home, helps subscribers set up the Whole Home WiFi system at home.

To strengthen its suite of connectivity services in 2020, PLDT Home partnered with one of the world’s top technology providers ASUS to provide a next level digital experience at home with the most powerful WiFi 6 mesh system in the country. With the partnership, PLDT Home offered top-of-line ASUS WiFi 6 routers that can deliver up to 1,000 Mbps speeds for lag-free browsing, seamless streaming, and equal upload and download speeds anywhere and on any device at home.

The “Peace of Mind” suite of services of PLDT Home features security-enhancing products like the home monitoring system “Fam Cam.” PLDT Home also offers an array of WiFi Mesh devices that offer improved home connectivity and security with its dual-band WiFi technology and parental control features. For as low as Php 298 per month for a starter kit, the WiFi Mesh devices already comes with two mesh units.

For entertainment, PLDT Home has been providing subscribers with a diverse range of bundled content through its partnerships with global content providers including Southeast Asia’s internet TV service provider iflix, US-based internet TV pioneer Netflix, Philippines’ pay TV service provider Cignal Digital TV, YouTube, and over 100 free streaming channels.

The experience that PLDT Home provides for all Filipino e-sports athletes, fans, and enthusiasts is an important part of the entertainment pillar. Continuing its support for world-class sporting events, PLDT Home powered the major international e-sports competitions and conventions held in Southeast Asia, such as the Esports and Gaming Summit (ESGS).

PLDT Home also partnered with the National Basketball Association, or NBA, for a multiyear venture that made select offerings of “NBA League Pass”, NBA’s  premium live game subscription service, available  to more than 62 million PLDT Home and Smart subscribers in the Philippines. PLDT Home Fibr customers can conveniently subscribe to NBA League Pass by selecting from monthly and 3-Game Choice packages at Php485 and Php85, respectively, and charging the fees directly through their existing PLDT Home account.

Home Biz

In 2020, more Filipinos have found new ways to earn from home while facing the challenges of augmenting their financial resources due to the pandemic. The key to making this new breed of homepreneurs successful is connecting them to digital platforms so that they can reach their target customers and provide safe ways to transact business online.

PLDT Home launched its newest program, PLDT Home Biz that provides micro entrepreneurs operating at home with fast and reliable internet connection and e-commerce tools. PLDT Home partnered with the country’s top e-commerce solutions providers such as PayMaya, UnionBank GlobalLinker, Sulit.ph and GrabExpress to provide Home Biz subscribers with a total e-commerce ecosystem for worry-free and safe payment, digital platforms, and delivery solutions.

PLDT Home has also partnered with leading e-commerce platform, Shopee, to make bills payment more convenient for postpaid customers through its integrated mobile wallet, ShopeePay. In line with PLDT Home’s initiative to make digital solutions more accessible and to provide better customer service, the partnership with Shopee allowed PLDT Home to offer a convenient, secure, and rewarding way for subscribers to pay their monthly postpaid bill within the Shopee app.

As PLDT Home expands its digital solutions to provide safe and worry-free bills payment channels, ShopeePay enabled postpaid customers to settle their monthly service bills without going out or lining up at service and payment centers.

PLDT Home continues to expand its digital services to empower families to pursue the lives that they dream of as they navigate the impacts of COVID-19.  In the face of the new realities, families can continue to enjoy what truly matters – their loved ones and their home – powered by the strongest connections from PLDT Home.

Rates for home broadband services

Monthly charges for our home fixed broadband services vary depending on the amount of bandwidth, speed, market demand and the competitive landscape.

Corporate Data and ICT

PLDT Enterprise is the preferred digital services partner of the B2B market. As the corporate business unit of the PLDT Group, PLDT Enterprise’s vision is to make a positive impact on every single business by simplifying the complex for various industries. With its wide range of fixed line, wireless, and ICT services, which run on the Philippines’ most extensive fiber optic backbone, cellular network, and data center footprint, PLDT Enterprise delivers solutions that create real value for customer.

Our Fixed Line corporate data solutions cater to the internet, networking and managed services requirements across various enterprise customers small, medium and large.  These include (i) domestic data solutions, comprising managed SD-WAN, the latest wide area networking solution; metro Ethernet, a reliable and high bandwidth wide area network solution; IP-virtual private network, an end-to-end managed IP-based data network solution; Shops.Work, a managed connectivity solution designed for retailers, franchisers and SMEs; Shops.Work Unplugged, a wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas; and Beyond Fiber, our new all-in-one digital solution positioned as the ideal business internet service for enterprise customers; and (ii) international data solutions, comprising iGate, our dedicated internet access solution; international ethernet private line services, a resilient international private networking connectivity solution; and international IP VPN, a fully-managed IP solution for data, voice, video and multimedia applications supported over a single IP-based platform.

Meanwhile, our ICT services include data center services, cyber security services, cloud services, managed IT services and various other IT solutions.

In July 2016, ePLDT, Inc. (“ePLDT”) opened VITRO Makati 2, ePLDT’s first data center to be certified by the

Telecommunications Industry Association as a rated 3 facility, and a facility that has been recognized by the global solutions company, NTT Communications, as a Nexcenter-certified data center. VITRO Makati 2 is the Philippines’ biggest data center with 3,600 racks capacity, located in one of Philippines’ premiere business districts. In February 2017, ePLDT opened the first data center in Mindanao to address the growing enterprise demand in that region. Four days after the opening of the Mindanao data center, ePLDT opened VITRO Clark, the first TIA-942 Rated 3 Facility certified data center outside of Metro Manila, which is the first purpose-built data center in the North Philippines. VITRO Clark primarily serves back-up requirements of Manila-based enterprises. The following year, ePLDT opened its second VITRO Data Center in Cebu, which uses up-to-date and globally competitive technologies and features. With this latest addition, ePLDT and its consolidated subsidiaries, and associates and joint ventures (the “ePLDT Group”) has a capacity of more than 9,000 racks in 10 locations covering Metro Manila, Subic, Clark, Cebu and Davao, as of December 31, 2020.

ePLDT’s Cyber Security strategy involves four critical elements to provide customers with a holistic, multi-layer protection. It covers the frameworks, intelligence, technology and expertise needed to protect IT infrastructure from evolving threats, malicious software attacks, possible data loss and reputational risks. These components allow us to not only detect and prevent threats with the help of technology and best practices, but even predict and respond to cyber attacks. Through our Security Operations Center, we are able to gather cyber intelligence on potential attacks through in-house threat hunting and global threat feeds of our trusted partners. ePLDT was recently recognized as the first and only Philippine organizational member of global leader in incident response Forum of Incident Response and Security Teams.

We commercially launched the Philippines’ first carrier-grade cloud infrastructure in 2012 and have consistently built partnerships with global cloud brands and invested in expertise for professional services.  Through these capabilities and partnerships, we offer a full-suite of cloud solutions to clients such as infrastructure-as-a-service, software-as-a-service, unified communications-as-a-service, contact-center-as-a-service, and disaster recovery-as-a-service.

Rates for Corporate Data and ICT Services

Charges for our corporate data service vary by customer.

Voice Services

Our voice services are delivered through our (i) local exchange service; (ii) international service; and
(iii) domestic service.

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries.

Rates for Local Exchange Service

Basic monthly charges for our local exchange service vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers.

International Service

We have been pursuing a number of initiatives to sustain our international service business, including: (i) adjusting our inbound termination rates; (ii) identifying and containing unauthorized traffic terminating to our network; (iii)  partnering with OTT service providers such as Skype and Viber; and (iv) growing international data sales by leveraging on PLDT’s sub-sea cable ownership and reach.

In addition, PLDT Global Corporation (“PGC”) is enhancing the presence of PLDT in other international markets by providing high quality communications infrastructure and innovative platforms  to its global network of carriers, corporate customers and distribution partners, enabling it to achieve its desired connectivity, reach and business relevance. With offices in key markets abroad, PGC also delivers a full range of digital consumer solutions that serve the evolving needs of Filipinos overseas.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2020, 2019 and 2018:

	Net Settlement
	2020	2019	2018
	(US Dollars in millions)
France	41	0.2	0.1
Saudi Arabia	6	12	18
Canada	3	4	4
Hong Kong	1	5	8
United States	1	2	2
Belgium	1	0.1	0.1
United Kingdom	1	1	2
China	0.3	(0.2)	0.3
Cyprus	0.3	1	1
Others	0.4	18	20
Total	55	43.1	55.5

Rates for international service

Rates for outbound international calls are based on the type of service provided, whether operator-assisted or direct-dialed.  Our rates are quoted in U.S. dollars and are billed in Philippine pesos.  The Philippine peso amounts are determined at the time of billing.  We charge a flat rate of US$0.40 per minute to retail customers for direct-dialed calls, applicable to most destinations at any time on any day of the week.

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

Mobile substitution, OTT voice call alternatives and the widespread availability and  growing popularity of alternative, more economical to free non-voice means of communications, such as e-mails, SMS, video conferencing applications and social networking sites, have negatively affected our domestic call volumes.

Rates for domestic service

Rates for domestic calls traditionally were based on the type of service provided, such as whether the call is operator-assisted or direct-dialed. However, PLDT simplified these rates in recent years for calls originating from and terminating to the PLDT fixed line network and for calls terminating to fixed line networks of other local exchange carriers. PLDT also simplified its rates for calls terminating to mobile subscribers.

In addition, PLDT bundles the free PLDT-to-PLDT calls in some promotions and product/service launchings in order to stimulate fixed line usage.

Miscellaneous

Miscellaneous services include the provision of facilities management, rental fees, and other services which are conducted through our wholly-owned subsidiary, ePLDT, which, together with its subsidiaries, is a broad-based integrated information and communications technology company.

We sell and distribute our products and services through the following channels:

Distributors and Dealers

We sell our fixed line and mobile services primarily through our regional and key account partners who generally have their own direct sales forces and retail networks. As at December 31, 2020, we had 52 field sales distribution partners and 139 key account partners for fixed line services, 19 exclusive regional and

107 exclusive provincial distributors for wireless, and 113 key account partners for fixed line and wireless, 25 of whom are exclusive to us. A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their owned telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. Smart’s over-the-air reloads, Smart eLoad, requires a distribution network that approximates those of fast-moving consumer goods companies. Our distribution network encompasses approximately 1.2 million retailers. These retailers must be affiliated with one of Smart’s authorized regional and provincial distributors. With the prepaid reloading distribution network extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service has become even more affordable and accessible to subscribers.

Retail Stores

Retail stores are the company-owned PLDT Sales and Service Centers with 147 branches and Smart Stores with 128 branches as at December 31, 2020 that showcase our Company’s products and services to customers nationwide. Our frontlines enable unique digital experiences through daily customer interaction. We offer enticing products and services based on the customer needs. We also cater to customers’ after-sales requests and inquiries. Our stores also accept payment for bills, postpaid and prepaid sales.

Satellite branches, with a total of 25 stores nationwide as at December 31, 2020, are partner-owned Smart and Sun branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

Enterprise Business

Our Enterprise Business Group is responsible for the sales and marketing of Smart products, corporate data and ICT products, solutions and services to corporate clients.  This includes Smart and Sun postpaid GSM and broadband services that may be bundled with mobile phones, tablets and other relevant devices.  Our enterprise solutions portfolio includes Machine to Machine, IoT and platform solutions, such as Messaging Suite and Bizload.  Wireless Enterprise also partners with various software, platform and application vendors that  cater to a wide array of industry-specific requirements.

Emerging Channels

The Emerging Channels Group, comprised of telesales, online and postpaid field sales, takes the lead in identifying and growing new and non-traditional channels for fixed line and wireless services. The team aims to ensure that we are equipped to maximize opportunities presented by industry trends and new technologies. We enable customers to avail themselves of new services or upgrade their existing subscription.

Telesales

As part of our telesales, we reach out to our subscribers to offer the latest services, solutions and promotions. Our telesales agents, in partnership with different contact center providers, enable existing subscribers to avail value-added solutions, upgrade and migrate their fixed line and wireless accounts, as well as recontract their expiring accounts over the phone.

Online sales

Customers can conveniently access our services through our PLDT Home website and Smart Online Store, an end-to-end portal, where they can conduct various online transactions, including selecting fiber broadband or mobile subscription plans, avail of a wide array of the latest 5G and 4G mobile handsets, renewing or upgrading an existing plan, purchasing prepaid SIM and devices, or subscribing for e-load and various add-on promotions. All orders are delivered directly to the customers’ addresses.

Smart’s newest online channel is the Gigalife app, a mobile application which allows users to link and manage multiple prepaid and postpaid accounts. With the Gigalife app, users can buy, load, pay bills, subscribe to promotions, and earn Gigapoints. By offering various marketing promotions and events within the app, the Gigalife app has gained a lot of traction.  Other online channels include My Smart App and Paywall which allow our mobile subscribers to avail of add-on promotions via load conversion or bill on top.

In June 2020, we launched our services on two major e-commerce platforms, Lazada and Grabmart. We expect to be available on the Shopee platform by the end of second quarter of 2021.  Our presence on these e-commerce platforms will further enhance the accessibility of our products to customers.

Postpaid Field Sales (“PFS”)

PFS was established to address postpaid markets belonging to corporate individual and capable communities. The channel intends to strategically regain the wireless postpaid stronghold by identifying and approaching customer segments that do not frequent the store outlets, those upgrading from prepaid, and most importantly, those who would be using postpaid for the first time. PFS partners continue to grow and fortify its nationwide operations. PFS is expected to remain in the road to exponentially grow the mobile postpaid business.

Others

Our other business in 2020 consisted primarily of investments in digital platforms and other technologies, made through our investment companies, PCEV, PGIH, PGIC, and PLDT Digital and its subsidiaries.

PayMaya

On April 16, 2020, PLDT, together with KKR, Tencent, IFC and IFC Emerging Asia Fund, entered into an agreement with VIH, to commit up to U.S.$120 million of new funding towards the expansion of VIH. This follows KKR’s, Tencent’s, IFC’s and IFC Emerging Asia Fund’s initial investment totaling U.S.$215 million, made to VIH in 2018.  PLDT will fund this investment using its internally generated cashflow.  VIH plans to apply the additional investment in growing its financial technology arm, PayMaya.

PayMaya is the only end-to-end digital payment ecosystem enabler in the Philippines with platforms and services that cut across consumers, merchants and government agencies. Aside from providing payment services for the largest e-commerce platforms and food, retail and gas merchants in the Philippines, PayMaya also provides digital payment and disbursement service to national and social services agencies, as well as local government units.  In 2020, PayMaya’s mobile payments system supported the Philippine government in disbursing social support funds to qualified beneficiaries across the country.

The PayMaya mobile application and digital wallet provide fast and convenient methods for a Filipino to own a bank account. The COVID-19 pandemic accelerated financial technology and digital wallet adoption in the country, resulting in growth across all metrics. As at December 31, 2020, PayMaya has over 30 million users nationwide and its remittance service, PayMaya Negosyo, has a network of 28,000 partner agents nationwide that serves as last mile digital financial hubs in communities, providing the unbanked and underserved with access to financial services.

CAPITAL EXPENDITURES AND DIVESTITURES

See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for capital expenditures planned for 2020 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2018, 2019 and 2020.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement (“RPA”) with various financial institutions to sell a portion of its receivables from Metro Pacific Investments Corporation (“MPIC”) amounting to Php5,550 million for a total consideration of Php4,852 million.  On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC amounting to Php2,230 million for a total consideration of Php2,124 million.

On May 4, 2018, Rocket Internet accepted the tender offer of PLDT Online Investments Pte. Ltd. (“PLDT Online”) of 6.8 million shares for a total consideration of €163.2 million, or Php10,059 million, which was settled on May 9, 2018.

On November 28, 2018 and December 10, 2018, VIH received US$175 million funding from KKR and Tencent, and US$40 million funding from IFC and IFC EAF, respectively.

On December 19, 2019, the decrease in PCEV’s par value of common stock and authorized capital stock was approved by the Philippine SEC resulting in a partial return of capital to Smart and PCEV’s minority shareholders in proportion to their respective shareholdings, or a decrease in par value of Php6,825 million and Php4 million, respectively.

On January 30, 2020 and July 31, 2020, Rocket Internet redeemed 13.5 million shares and 1.6 million shares, respectively.

On June 19, 2020, iflix entered into an asset purchase agreement with Tencent group relating to the sale of its major assets including trademark, content, platform and resources for a total consideration of US$22.5 million.

In September 2020, PLDT Online sold 1.4 million Rocket Internet shares for an aggregate amount of €26 million, or Php1,508 million, reducing its equity ownership in Rocket Internet from 1.4% to 0.4%.

In October 2020, PLDT Online sold 0.5 million Rocket Internet shares for an aggregate amount of €9 million, or Php508 million, resulting in the full divestment of its investment in Rocket Internet.

On December 31, 2020, the Convertible Note issued to PCEV was converted in full into 7,891,968 Class A2 preferred shares at US$1.3685 per share.

See Item 4. “Information on the Company Recent Developments” for further information.

ORGANIZATION

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

TECHNOLOGY INFRASTRUCTURE

Wireless Network Infrastructure

Mobile

Our mobile network supports 2G, 3G and 4G, as well as 5G, which we are rolling out in key areas.  We continue to expand our LTE capacity and roll out more physical sites to widen our coverage in order to sustain the growing demand for our services.  As at December 31, 2020, Smart had over 30,000 4G/LTE base stations and over 16,000 3G base stations throughout the Philippines.  We believe our mobile broadband covers over 96% of the population and is present in over 95% of the country’s cities and municipalities, as at December 31, 2020.

Fixed wireless services are also offered to residential and corporate clients through our high capacity mobile network. This complements our fibered fixed network as our fixed wireless services are able to reach areas that are not currently serviced through wired connections. To support the delivery of this huge amount of traffic, the backhaul of our cell sites are being migrated to fiber. To date, about two-thirds of our cell sites are connected through fiber.

Moreover, in tangent with its ongoing LTE-Advanced roll-out, Smart is deploying 5G-capable equipment.  Smart started rolling out 5G and upgrading the core and transport elements of its network, including upgrading the backhaul to support 5G speed. Smart has commenced 5G pilots and has pioneered 5G cities in Makati and

Pampanga in 2018, and a 5G lifestyle hub with the Araneta Group, a 5G Campus with Ateneo de Manila University in 2019 and the first 5G Stadium at New Clark City during the 30th Southeast Asian Games in December 2019.

To support our 5G capabilities, our data core network is being transformed into a virtualized network to instill it with new capabilities, such as automation, network slicing and improved resiliency, while supporting massive data traffic growth.  As at December 31, 2020, we have completed 489 base stations and target to roll-out approximately 3,800 sites in 2021.

Furthermore, we continue to evolve our voice core network through our ongoing transformation activities.  This will endow us with additional capabilities, such as “Voice over WiFi”, which allows users to make and receive voice calls in WiFi environments, and Voice over LTE, which provides high quality voice calls and faster call setup times.

Fixed Line Network Infrastructure

Domestic

PLDT’s fixed line infrastructure is comprised of the latest technologies, delivering voice, broadband and ICT services to home and corporate customers.  We deliver voice and high-speed broadband to each home through our all-fiber network, namely FTTH, and through a hybrid copper network, namely the very high-speed digital subscriber line (“VVDSL”), both of which are IP-based platforms.  At present, FTTH is capable of delivering 2.5 Gbps and up to 10 Gbps, while VVDSL is capable of delivering up to 100 Mbps through its copper network.  We have deployed both FTTH and VVDSL in all cities and in the majority of municipalities in the Philippines.  This network provides broadband availability to approximately 9.0 million homes passed, as at December 31, 2020.

PLDT provides enterprise and ICT services through its carrier Ethernet network (“CEN”). Carrier ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point-to-point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s MEF-certified CEN. PLDT’s CEN is based on Metro Ethernet Forum (“MEF”) 2.0, the latest standardized, carrier-class service and network. This highly reliable and resilient system provides high capacity and high-speed VPN services for all corporate customers.  It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services.  PLDT also uses the “Software Defined Wide Area Network” to deliver such enterprise services across different service providers and over the internet in a secured manner.

We likewise have an IP backbone network (“IPBB”), composed of high-capacity, high-performance core and edge routers, with capacities of up to 100Gbps per port in key exchanges that provide IP connectivity to the different network elements built for PLDT, Smart and other subsidiaries and affiliates.  It serves as a common and highly resilient IP transport platform for all of our IP-based services.  This year, the IPBB underwent a transformation project called the “Transport Network Transformation Project” (“TNT Project”), which significantly increased the network’s capacity and upgraded its routing technology to the latest technology, including segment routing and software defined network (“SDN”) technology.

All our networks are connected nationwide through PLDT’s nationwide fiber backbone, the “Domestic Fiber Optic Network” (“DFON”).  DFON is comprised of transport nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan.  The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments.  The DFON utilizes dense wavelength division multiplexing technology, which has a 100/200 Gbps capacity per channel, giving it greater flexibility for capacity and expansion. The DFON has a capacity of 19.2 Tbps per fiber pair. The DFON network also connects three of PLDT’s international cable landing stations.  Following the implementation of the TNT Project, the DFON network gained added resiliency and network reliability as we implemented an automatic failover capability into the DFON network to automatically transfer traffic to other redundancy links in the event the DFON experiences downtime.  The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.

Both the DFON and IPBB serve as the common high bandwidth fiber optic cable-based backbone for the PLDT Group.  DFON is part of the 429,270 total fiber kilometers of the PLDT Group, as at December 31, 2020.  These networks are supported by SDN technology, which simplifies and automates network provisioning and operations.

International

PLDT’s international network was designed and built to support IP-based international services, including voice, messaging, international enterprise solutions, and the biggest use of international network resources today, the Internet services of the PLDT Group. The international network also supports in part requirements of the international retail business run by PGC in various locations in Asia, Europe and the United States.

For voice services, PLDT operates two IP voice gateways.  As at December 31, 2020, PLDT’s facilities allow the exchange of traffic with 61 foreign carriers from 29 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

As at December 31, 2020, the Company has five international internet gateways to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet.  All these gateways employ high capacity, high performance routers, and together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers (“ISPs”) and even other service providers.  As at December 31, 2020, PLDT also operates four offshore/forward gateway routers in Hong Kong, Singapore, the United States and Japan to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the continental U.S which we expect to result in faster internet speed.  Offshore gateway routers in Hong Kong and Los Angeles were replaced in the second quarter of 2018 to support 100 Gbps high capacity interface bandwidth and were equipped with security modules to help prevent cyberattacks originating through such gateways.

To localize international internet content, PLDT employs local transparent caching network, and additionally, a network of content provider/distributor-supplied local caching servers at key locations.  With these facilities, high demand contents from popular content and content delivery network providers are available locally and are delivered to PLDT customers.

PLDT operates the Philippines’ most extensive international submarine cable network.  As at December 31, 2020, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean.  These international cable stations are connected to our three international transmission maintenance centers, including direct cable station to cable station interconnection, through an advance terrestrial fiber mesh network (north, south and east Luzon systems).

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities.  The table below shows the submarine cable systems, in which PLDT has interests, which terminate in the Philippines or connect with other submarine cable systems from the Philippines, or other countries or territories:

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

Fiber-optic Loop Around the Globe, or FLAG, Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK

Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand

East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines

Pacific Crossing-1, or PC1, Japan-U.S. Cable Network (JUCN), TGN-Pacific, Unity, FASTER	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland

Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong

TGN-Intra Asia	Hong Kong and Japan

Asia Africa Europe-1, or AAE-1 Cable	Hong Kong, Vietnam, Cambodia, Thailand, Malaysia, Singapore, Myanmar, India, Pakistan, Oman, UAE, Qatar, Yemen, Djibouti, Saudi Arabia, Egypt, Greece, Italy and France

TEA2 (Terrestrial)	Hong Kong and Sweden

PLDT continues to work with major Asian carriers and OTT players for the implementation of the new Jupiter cable system to support the expected new fixed and mobile services requirements in 2020. Jupiter, the completion of which has been impacted by the COVID-19-related restrictions, is expected to be completed and ready for service by December 2021.

On February 5, 2020, PLDT, together with China Telecommunications Corporation, China Telecom Global, China Unicom, National Telecom Public Company Limited (formerly, CAT Telecom), Singtel, SoftBank, TATA and Viettel, signed the Construction & Maintenance Agreement for the new Asia Direct Cable (“ADC”). ADC, a 9,400 kilometer long high-performance submarine cable line, will connect the Philippines, China, Hong Kong, Japan, Singapore, Vietnam and Thailand.  Construction began in February 2020 and is expected to be completed in the first half of 2023.  The cable is expected to feature multiple pairs of high capacity optical fibers and is designed to carry more than 140 Tbps of traffic, enabling high capacity transmission of data across the East Asia and Southeast Asia regions.

PLDT’s international automatic optical transport switching system continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore and the U.S. Mainland for premium enterprise clients.  Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support growing business requirements.

The ADC Consortium, to which the PLDT is party, is in the process of constructing a 9,400 kilometer long high-performance submarine cable line connecting six major countries in East Asia and Southeast Asia. Construction began in February 2020 and is expected to be completed in the first half of 2023.  The cable is expected to feature multiple pairs of high capacity optical fibers and is designed to carry more than 140 Tbps of traffic, enabling high capacity transmission of data across the East Asia and Southeast Asia regions.

PLDT also supports voice and data services, offered mainly to overseas Filipinos in various parts of the world, through the “Telco-In-A-Box” platform.  This platform provides convergent charging, self-care, dealer portal, voucher management, call control, campaign and loyalty capabilities, and facilitates the time to market for new international mainstream products and new digital products.

CYBERSECURITY

We have continued to make investments in our cyber security measures.  Aside from focusing our efforts and resources in protecting our most crucial digital information and cyber assets, our cyber security investments were also directed to acquiring technology, boosting capability, and expanding partnerships to increase the security of the Philippine cyberspace, combat online child abuse and sexual exploitation, and other worthwhile endeavors.  We achieved the following in our continued efforts to optimize our cyber security operations framework:

•

We deployed an endpoint security to all corporate workstations to detect, prevent, and respond to attacks.  This capability helped to detect more than 1,500 malware and unauthorized software on endpoints.  The endpoint security solution also enables the operations team to quickly respond to and clean up endpoints by blocking, remotely deleting and/or putting into quarantine malicious file detections.  Additional efforts related to server and workstation security include, centralized authentication, simplified account management and an endpoint “Zero Trust” approach to complement our NAC implementation.  These clean-up efforts were executed as part of the Company’s response and remediation process;

•

We have a fully operational 24x7 Cyber Security Incident and Response Team (“CSIRT”), which enables the detection of and response to security incidents within less than one minute, on average.  The group has also recently secured membership in the Forum of Incident Response and Security Teams (“FIRST”), a globally recognized leader in cyber security incident response.  Our membership in FIRST provides us with access to best practices and tools, and trusted communication with other member incident response teams;

•	We continue to prevent attacks on our corporate web sites through the use of our web application firewall;

•

We automated the review of cyber security protection for applications, databases and operating system access and entitlements.  This capability supports both internal and external annual SOX-audit activities;

•

We deployed a secure DNS solution that blocks billions of attempts to access phishing, scamming and malware-distribution sites.  This solution continues to benefit both our corporate employees as well as our customers;

•	We are nearing 200 million indicators of compromise in our threat intelligent database, which is now being used for real-time threat correlation;

•

We continued to improve our anti-Distributed Denial of Service (“DDoS”), strategy to cover all layers of defenses (e.g. external, edge, internal, and people/process) in response to a significant increase in the number and frequency of DDoS attacks in the second half of 2019, as compared to the first half of the year;

•	We continued our efforts to expand our security visibility by enrolling active IP-based assets to our Security Operations Center;

•	We have established corporate governance processes around the procurement and deployment of IoT, and customer-premises equipment;

•

For application and data security, we have automated data visibility across the organization and across platforms, operationalized the monitoring of sensitive data assets, alert threats and remediation, as well as complying with Global Data Protection Laws and Regulations;

•

In terms of database security, we have achieved full visibility of activities in all critical and sensitive databases to identify the details of each transaction while being able to identify and/or block malicious activities/queries;

•

For cloud and web security, we continue to boost our efforts to achieve full visibility of cloud assets and activities, secure shadow IT, obtain the ability to discover malicious activities through user and entity behavior analytics (“UEBA”), and secure critical and sensitive data in the cloud;

•

To further improve our investigation and response capabilities, we have established a real time dashboard and improved reporting and visualization, consolidated and standardized event logs from managed systems and devices across the network, sufficient data retention enabling backtracking and pattern visualization, while enhancing event processing capabilities for security incident investigations;

•

To improve our security infrastructure & application monitoring system, we have installed real-time visibility and alerting of security solutions' performance and utilization, automated pro-active monitoring to prevent unplanned disruptions, and ensuring higher availability/uptime of all Cyber Security Operations Group (“CSOG”) security solutions; and

•	We continue to vigorously conduct weekly cybersecurity awareness campaigns for our employees. We continue to see persistent phishing campaigns targeting our customers, the majority of which are attempts to gain Microsoft Office 365 credentials.  We perform periodic phishing simulations to assess the awareness of our employees on social engineering schemes.  Employees who fall victim to the phishing test were given cyber security awareness training.  These periodic exercises resulted in a heightened awareness among employees of phishing and scamming tactics.  The bottom-up engagement of our employees is one of our key success factors for an effective cyber security program execution.

SEASONALITY

Our business is not subject to any material seasonal fluctuations.

INTERCONNECTION AGREEMENTS

Since the issuance of Executive Order, or E.O., No. 59 in 1993, which requires the non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and mobile carriers.  See Item 1. “Description of Business – Licenses and Regulations – Regulatory Tariffs” for further discussion.

As at December 31, 2020, PLDT has direct interconnection agreements with 61 foreign carriers from 29 countries.  The average international termination rate for calls to PLDT was approximately US$0.096 per minute in 2020.  PLDT also carries international calls terminating at Smart and Sun networks where they have no direct interconnections.

In compliance with the Mobile Number Portability Act, effective January 2, 2020, the interconnection rate for mobile was reduced from Php0.50 per minute to Php0.00 per minute for domestic calls and from Php0.05 per message to Php0.00 per message for SMS.

LICENSES AND REGULATIONS

Licenses

The table below provides the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
Clarktel	June 30, 2024
Smart	May 19, 2042
SBI	November 11, 2022
DMPI	April 1, 2028
CURE(1)	May 26, 2026

(1)	In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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

On May 27, 2016, the NTC approved the frequency co-use arrangement between Smart and Globe of various frequencies under LTE 700, GSM/3G 900, GSM/LTE 1800, BWA/LTE 2300, and LTE 2500 assigned to Bell Telecommunications Philippines, Inc.

As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC to divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart.  See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying audited consolidated financial statements in Item 18 “Financial Statements” for further discussion.

Material Effects of Regulation on our Business

Pursuant to E.O. No. 109, operators of IGFs and mobile telephone operators are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install at least one rural exchange line for every ten urban exchange lines installed. Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each received a certificate of compliance from the NTC in 1999.

PLDT, ClarkTel, Smart, DMPI and SBI are required to pay various permit, regulatory and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over certain assessed fees.

The Philippine Congress has passed laws and the Philippine Government and certain Government agencies have issued a number of directives that regulate the manner in which we conduct our business, including:

•

Republic Act No. 9775, or the Anti-Child Pornography Act of 2009, and its implementing rules and regulations, provide, among others, that ISPs shall: (a) notify the Philippine National Police or the National Bureau of Investigation within seven days from obtaining facts and circumstances that any form of child pornography is being committed using its server or facility and preserve such evidence for purposes of investigation and prosecution by relevant authorities; and (b) install available technology, programs or software to ensure that access to or transmittal of any form of child pornography will be blocked or filtered.  PLDT and Smart, together with other ISPs, are currently in discussion with the Department of Justice, NTC and other stakeholders on how to implement conflicting provisions in the law which require mandatory filtering of child pornography by the ISPs while also prohibiting the ISPs from monitoring its users and content.

•

On July 23, 2009, the NTC issued Memorandum Circular No. 5-07-2009 which amended the mode of billing from per minute to per pulse such that the maximum units of billing shall be 6 seconds per pulse.  The NTC ruled that Smart violated the Memo Circular by not implementing pulse billing as its default billing scheme.  On appeal, the CA partially ruled in favor of SMART but ruled that the NTC has the power to regulate rates under all circumstances. This has been questioned by Smart on the basis that the NTC’s residual power to regulate rates may be exercised only when ruinous competition results, when monopoly, cartel, or combination in restraint of free competition exists, or when rates are distorted or unable to function freely and the public is adversely affected.  The case is currently pending in the Supreme Court, following a partial appeal by SMART.

•

On July 15, 2011, the NTC issued Memorandum Order No. 07-07-2011 requiring broadband service providers to specify the minimum broadband/internet connection speed and service reliability and service rates in their offers to customers in their advertisements, flyers, brochures, service agreements and service level agreements.  The memorandum order prescribed a formula for computing service reliability and set the minimum service reliability at 80%.  On August 13, 2015, the NTC issued Memorandum Circular No. 07-08-2015, which set out the rules for measuring fixed broadband and internet access service, including guidelines for testing broadband and internet speed.  The memorandum circular also sets the minimum broadband speed at 256 kbps and provides additional guidelines on information required to be disclosed to customers of broadband providers or ISPs.  On December 13, 2016, the NTC issued Memorandum Order No. 10-12-2016, which set out the rules for measuring mobile broadband and internet access service, including guidelines for testing mobile broadband and internet speed.

•

On October 27, 2017, the NTC issued Memorandum Order No. 10-10-2017, which relates to the migration of all existing seven-digit telephone numbers to eight-digit telephone numbers for local telephone service within the “02” local exchange area.  Under the memorandum order, PTEs were required to conduct a media campaign three months prior to the start of migration and, for a period of three months after the migration, to advise their customers through recorded announcements on the use of the new exchange codes and PTE identifiers. On October 6, 2019, the migration was fully implemented.

•

On December 20, 2017, NTC, DICT and Department of Trade and Industry (“DTI”) issued the Joint Memorandum Circular No. 05-12-2017, extending the validity of all prepaid load to one year from the date of the latest top-up. Prepaid loads purchased for promotions and bucket of services with a specific period of use duly approved by the DTI and/or NTC are excluded from the mandatory one-year validity period.

•

On May 25, 2018, President Rodrigo Duterte issued Executive Order No. 56, which institutionalized the Emergency 911 Hotline as the nationwide emergency answering point and replaced Patrol 117.  The executive order provides, among others, that all calls made to the Emergency 911 Hotline shall be free of any charges.  PLDT and Smart have complied with the executive order and, accordingly, PLDT and Smart subscribers can now call the Emergency 911 Hotline for free.

•

On August 15, 2018, the National Electrification Administration, through Memorandum No. 2018-055, set the standard pole rental rate of electric cooperatives at Php420 per cable position per pole per annum.  The memorandum also prescribes a standard joint pole agreement, whereby any change or addition thereto are required to be fair to both parties and should eventually benefit the member-consumer-owners of the relevant electric cooperative.

•

On December 14, 2018, the DICT issued Memorandum Order No. 04, series of 2018, which directed (a) PTEs and/or wireless service providers who offer customers mobile phones and devices, free of charge or at a subsidized cost, in exchange for an agreed fixed lock-in period to provide their customers convenient sites, facilities and processes to unlock the mobile phones and devices of customers who wish to change between compatible wireless service providers, provided that such customers must have completed the applicable lock-in periods and have no outstanding obligations under their subscription agreement and (b) the NTC having issued rules and regulations to implement the provisions of the order. Pursuant to such authority, on May 31, 2019, the NTC issued Memorandum Circular No 01-05-2019, which set out the rules and regulations for the unlocking of mobile phones and devices of users after the applicable lock-in period and provided that (i) in the case of a postpaid customer, such customer must have complied with the terms and conditions of the subscription agreement and (ii) in the case of a prepaid customer, such customer must have complied with usage requirements or the agreed terms and conditions.

•

On July 29, 2019, the Department of Interior and Local Government, issued Memorandum Circular No. 2019-121, enjoining local officials to exercise their powers to reclaim and clear public roads which are being used for private purposes. As a consequence, many PLDT poles, including cables and cabinets, were required to be removed or relocated and are currently being removed or relocated.

•

On July 17, 2019, the Civil Service Commission (“CSC”), Anti-Red Tap Authority (“ARTA”), and DTI issued Joint Memorandum Circular No. 2019-001, series of 2019, or the implementing rules and regulations of Republic Act No. 11032, otherwise known as the “Ease of Doing Business and Efficient Government Service Delivery Act of 2018”. Pursuant to the law, the memorandum circular directed all agencies which provide Government service to undertake compliance cost analysis, conduct time and motion studies, undergo evaluation and improvement of all their Government services, and reengineer the same, if deemed necessary, to reduce bureaucratic red tape and processing time, and to promote efficiency and simplicity of process.  In particular, Section 15 of the Ease of Doing Business provides that the processing and approval or licenses, clearances, permits, certifications or authorizations for the installation and operation of telecommunication, broadcast towers, facilities, equipment and service shall be a total of seven (7) working days for those issued by the Local Government Agencies. Further,

Section 10 of the same Act provides that if the granting authority fails to approve or disapprove an application for a license, clearance, permit, certification or authorization within the prescribed processing time, said application shall be deemed approved provided that all documents are complete, and all fees or charges have been paid.

•

On May 24, 2019, the DICT issued the rules on the accelerated roll-out of common towers to ensure more access to cost-efficient information and communications technology infrastructure and enable the building or converting of at least 2,500 common towers in (a) identified DICT-owned properties; (b) other Government agencies’ properties; and (c) hard-to-access areas identified by telecommunication operators. The rules provide, among others, that: (i) MNOs which voluntarily offer to share its existing towers shall be permitted to build passive infrastructure in Government properties under such terms as may be permitted by law and, for such purpose, each existing tower to be voluntarily shared by an MNO shall entitle such MNO to select an available Government property where it would place a common tower built by them or by its selected independent tower company, or ITC, which must not be a related party of an MNO; (ii) an ITC shall be required to lease its telecommunications towers, including its associate maintenance services, to all access seekers for a specified lease term to be mutually agreed between the ITC and the telecommunications operator; and (iii) telecommunications towers built after the issuance of the rules shall be subject to the following terms: (1) no new telecommunication tower shall be built or constructed within a proximity radius of 150 meters from an existing/planned telecommunication common tower in an urban area, except in high-density areas like Makati, Ortigas and Bonifacio Global City, or 1,000 meters of an existing/planner telecommunication common tower in a rural area, (2) when presently existing towers built by MNOs and those built by the ITC can no longer accommodate additional equipment and there is demand for additional capacity, (3) new technologies, such as 5G, require telecommunications structures to be within a proximity radius of less than 150 meters or 1,000 meters of each other, and (4) the proximity rule shall not be applied to special telecommunication structures such as street lamps, electric poles, small cell sites, cell sites on wheels and camouflaged towers.

On May 29, 2020, the DICT issued Department Circular No. 008, which provides for the policy guidelines on the co-location and sharing of passive telecommunication tower infrastructure (“PTTIs”) for macro cell sites. The establishment of the policy is intended to, among others, ensure universal access to quality, affordable, reliable and secure ICT services; promote the development and widespread use of emerging ICT; foster and accelerate the convergence of ICT facilities; establish a domestic internet exchange system to facilitate strategic access for the Government and the general public; allow the shared use of passive ICT infrastructure as a component of the Philippine Government’s Free Public Internet Access Program, or FPIAP, in order to provide free internet access in public places throughout the country; and establish, operate and maintain ICT infrastructures in unserved and underserved areas. The department circular expressly declares that no ITC or MNO shall, directly or indirectly, engage in any predatory or anti-competitive act, practice or transaction in relation to the construction, management, operation or maintenance of PTTIs. Further, the department circular provides, among others, that: (a) except for MNOs with legislative franchises and CPCNs, no entity shall own, construct, manage or operate PTTIs in the Philippines unless otherwise granted an ITC Certificate of Registration; (b) all PTTIs built, improved, renovated, retrofitted, upgraded or updated after the effectivity of the department circular shall provide ample access slots for all MNOs and the DICT to co-locate, mount or install their respective antennas, transmitters, receivers, radio frequency modules, radio-communication systems, and other similar active ICT equipment, units and implements, for the rendition of their respective telecommunications and ICT services; (c) all private sector agreements for co-locating in shared PTTIs shall comply with the requirements under the department circular and all private sector MNOs shall be offered the same or reasonably equivalent terms, conditions, fees and charges for co-locating or sharing in the same PTTI; (d) charges and fees imposed by the PTTI owners or operators shall be periodically monitored by DICT; (e) all installations made after the effectivity of the department circular, of private sector antennas, transmitted, receivers, radio frequency modules, radio-communications systems and other ICT equipment, units and implements for macro cell sites, as well as all improvements, renovations, upgrades or updates thereof, shall be co-located in shared PTTIs, except as may be allowed by the DICT upon clear showing of meritorious grounds which are not contrary to departmental policies; (f) all telecommunications electronic equipment shall be covered by the appropriate type-approval or other permit documents as may be required by the NTC, and duly registered with the DICT, prior to being mounted or installed on PTTIs; (g) in order to meet the existing and future demands for connectivity and quality of service in the Philippines, co-location of PTTIs in the same or nearby sites, locations or areas may be permitted by the DICT if in line with the directives of the department circular; (h) the establishment and maintenance by the DITC of a registry of all PTTIs owned, constructed, managed or operated by MNOs and ITCs; and (i) all PTTI owners or operators shall utilize and confirm to a uniform financial reporting system in accordance with IFRS, the International

Accounting Standards, and other applicable accounting laws, and rules and regulations. Shared PTTIs have also been declared as critical components for establishing connectivity, resilience and reliability in the implementation of the FPIAP across the Philippines and, accordingly, in utilizing shared PTTIs, the DICT may (i) partner with NTC-registered private sector service providers for the delivery of internet connectivity for a reasonable fee, which connectivity, as a value-added service, may be acquired and utilized by the latter directly from satellites and other emerging technologies, (ii) undertake the creation, establishment, installation, maintenance and operation of infrastructure, equipment, systems, platforms, applications and such other FPIAP requirements necessary to effectively provide free internet access in public places throughout the country. Further, whenever deemed necessary and desirable in the public interest, the DICT may participate in the use of shared PTTIs for the effective implementation of its mandate. Accordingly, each shared PTTI shall, in addition to the slots for the MNOs, have an access slot with ample capacity and availability upon which the DICT may install its antennas, transmitters, receivers, radio frequency modules, radio-communications systems and other similar active ICT equipment, units and implements for the ICT backbone and other communications network of the Government.

•

On July 23, 2020, the DICT, in coordination with the Anti-Red Tape Authority (ARTA), Department of the Interior and Local Government (DILG), Department of Public Works and Highways (DPWH), Department of Human Settlements and Urban Development (DHSUD), Department of Transportation (DOTr), Civil Aviation Authority of the Philippines (CAAP), Department of Health (DOH), and the Food and Drug Administration (FDA) electronically signed Joint Memorandum Circular  No. 01 or the “Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared Passive Telecommunications Tower Infrastructure.” The circular provides the streamlined processes for the issuance of permits, licenses and clearances particularly with respect to shared PTTIs.

•

On September 11, 2020, President Rodrigo Duterte signed into law R.A. No. 11494 or the “Bayanihan to Recover as One Act,” otherwise known as “Bayanihan 2,” which provides measures to accelerate the deployment of critical ICT infrastructure, including:

(1)

Temporary suspension of requirements to secure permits for the construction of telecommunications infrastructure for three years. Permits for the construction, installation, repair, operation and maintenance of telecommunications and internet infrastructure have been limited to (a) building permits and (b) height clearance permits.

(2)

Streamlining of regulatory processes and procedures for the development and improvement of digital, internet and satellite technology infrastructure where all pending and new applications shall be approved/ disapproved within a non-extendible period of seven working days.

Boosting its efforts to expand its fixed and wireless networks, PLDT and SMART secured a record number of permits in the second half of 2020, accelerated by the issuance of JMC No. 01. Since July of 2020, Smart has secured over 2,500 permits to build more cell sites and accelerate its goal to improve customer experience across the country.

While the above issuances and the Bayanihan 2 Law are positive developments for PLDT and Smart’s business, some Local government units (“LGUs”), including the barangays, still require outdated, redundant, and unnecessary licenses, clearances, permits, and continue to impose tower fees and other regulatory fees without legal basis. Some LGUs are requiring the telcos to seek the approvals of the municipal or city councils prior to securing a building permit. Likewise, some of the Homeowners’ Associations are still refusing to give consent notwithstanding the JMC No. 01 and the Department Order No. 2020-009 issued by the Department of Human Settlement and Urban Development (DHSUD) revising the Locational Guidelines that dispenses with the neighbors’/HOAs consent in securing locational clearance. Outdated, redundant, and unnecessary permits issued by LGUs and the HOAs refusal to give consent, continue to negatively impact on PLDT and Smart’s rollout of telecommunications infrastructure.

•

On December 23, 2020, President Rodrigo Duterte signed into law R.A. No. 11517 or “An Act Authorizing the President to Expedite the Processing and Issuance of National and Local Permits, Licenses and Certifications in Times of National Emergency.” Under said law, the President, in times of national emergency shall have the authority to:

(a)

accelerate and streamline regulatory processes and procedures for new and pending applications and renewals of permits, licenses, clearances, certifications or authorizations, including fixing or shortening the periods provided for under existing laws, regulations, issuances, and ordinances;

(b)	suspend or waive the requirements in securing such permits, licenses, clearances, certifications or authorizations; and
(c)

in consultation with or upon the recommendation of the affected government agencies, may prescribe to be permanent the streamlined regulatory processes and procedures, and the suspension or waiver of the requirements in securing permits, licenses, clearances, and certifications and authorizations.

•

On March 10, 2020, the House of Representatives approved House Bill No. 78, entitled “An Act Providing for the Definition of Public Utility, Further Amending for the Purpose Commonwealth Act No. 146”, otherwise known as the “Public Service Act”, as amended.  If enacted into law, the Public Service Act would remove telephone and wire or wireless telegraph system from definition of public utility, thus, taking telephone and wire or wireless telegraph systems from the nationality restrictions provided in the Philippine Constitution.  However, House Bill No. 78 retained the requirement for entities operating a public service in the Philippines to obtain some form of authority.  The amendment clarified that such entity must possess a valid and subsisting franchise, certificate, or any other appropriate form of authorization for the operation of a public service. This replaces the requirement to obtain a certificate of public convenience or certificate of public convenience and necessity from the Public Service Commission.

In order to diversify the ownership base of public utilities, Republic Act No. 7925, otherwise known as the “Public Telecommunications Policy of the Philippines”, requires a telecommunications entity with regulated types of services to make a bona fide public offering through the stock exchange of its shares representing at least 30% of its aggregate common shares within five years from: (a) the date the law became effective; or (b) the entity’s commencement of commercial operations, whichever date is later.

PLDT and PCEV have complied with this requirement.  On May 19, 2017, Republic Act No. 10926 took effect which extended the legislative franchise of Smart.  The law contains a provision that exempts a grantee that is wholly-owned by a publicly listed company with at least 30% of its authorized capital stock is publicly listed from the public offering requirement, thereby also exempting Smart.

Meanwhile, DMPI takes the position that the public offering requirement under Republic Act No. 7925 and Republic Act No. 9180 is merely directory and the policy underlying the requirement of telecommunications entities to conduct a public offering should be deemed to have been achieved when in 2011, PLDT, a publicly listed company, acquired its parent company DTPI, which in turn holds a 100% equity interest in DMPI.  This can further be asserted with the inclusion of the aforementioned provision in Republic Act No. 10926 or the extension of the Smart franchise, applying the equality of treatment provision in Republic Act No. 7925.  However, there can be no assurance that the Philippine Congress will agree with such position.  If DMPI is found to be in violation of the public offering requirement under Republic Act No. 7925 and Republic Act No. 9180, DMPI’s franchise could be revoked and a quo warranto case may be filed against it by the Office of the Solicitor General of the Philippines.

See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly” for further discussion.

Regulatory Tariffs

Interconnect access charges are paid by one carrier to another for calls originating from a carrier’s network and terminating to another carrier’s network. Commencing in January 2009, the access charge for domestic calls from one fixed line to a fixed line in another network was Php3.00 per minute while the access charge for calls from fixed line to CMTS was updated to Php4.00 per minute.

On the other hand, interconnect transit charges are paid to PLDT for connecting calls from one carrier to another or other carriers, most of which have no direct interconnection agreement between and/or with each other.  As an inter-exchange carrier, PLDT provides transit service among CMTS and local exchange carrier operators, including PAPTELCO and non-PAPTELCO members.  From January 2009 to August 2018, PLDT’s transit fee was Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls.  However, pursuant to NTC Memorandum Circular No. 05-07-2018, effective on September 1, 2018, PLDT’s transit fee for all calls is uniformly set at Php0.50 per minute.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines issued by the NTC or any authorized government agency.  These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.  As at December 31, 2020, PAPTELCO has 18 member companies, of which 18 are active, operating 99 main telephone exchanges and franchise areas in the countryside.

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011, entitled Interconnection Charge for SMS, mandating that interconnection charges for SMS between two separate networks shall not be higher than Php1.50 per SMS, among others.  The NTC required the implementation of the new interconnection charge for SMS not later than 20 days from the effective date of the memorandum circular.  The implementation of this memorandum circular has resulted in the NTC filing an administrative case against the CMTS providers, including Smart and DMPI, asserting that the CMTS operators failed to reduce retail rates and as such, should refund subscribers for the difference.  The CA ruled in favor of Smart and other CMTS providers.  The case is pending before the Supreme Court based on appeals filed by the NTC and Bayan Muna, a political party in the Philippines.

On November 24, 2016, the NTC issued Memorandum Circular No. 09-11-2016, entitled Interconnection Charge for Voice Services, mandating that interconnection charge for voice calls between two separate networks shall not be higher than Php2.50 per minute, among others.  The NTC directed relevant parties to amend their existing interconnection agreements to comply with this memorandum circular within 10 days from the effective date of the memorandum circular and directed the implementation of the reduced interconnection charges for voice calls not later than January 1, 2017, to give sufficient time for the necessary adjustment in the operators’ respective billing systems.

On July 19, 2018, the NTC issued Memorandum Circular No. 05-07-2018, entitled Interconnection Charge for SMS and Voice Service, mandating that interconnection access charge for voice service and SMS be fixed at Php0.50 per minute and P0.05 per SMS, respectively, among others.  The NTC required the implementation of the new interconnection charge not later than 20 days from the effective date of the memorandum circular. Consequently, the NTC issued a Memorandum dated August 6, 2018 directing all PTEs to amend their interconnection agreements by August 14, 2018 and impose the new interconnection charges not later than August 24, 2018.  The PTEs have agreed to implement the new interconnection access charge for SMS services and voice services effective September 1, 2018, to align with the PTEs’ existing billing and settlement systems’ cut-off date cycle.

On February 8, 2019, the MNP Act was enacted into law.  Among other things, the MNP Act provides that qualified customer has the right to retain his mobile number when he moves from one mobile service provider to another, or changes the type of subscription from postpaid to prepaid or vice versa.  The MNP Act also contains provisions regulating certain tariffs that mobile service providers charge. One pertinent provision of the MNP Act states that no interconnection fee or charge shall be imposed by any mobile service provider for domestic calls and SMS made by a subscriber. This provision does not cover interconnection fees charged by fixed-line operators. As at January 2, 2020, no interconnect fees are charged for mobile domestic calls and SMS.

On June 11, 2019, the NTC issued Memorandum Circular No. 03-06-2019, or the implementing rules and regulations of the MNP Act.  The memorandum circular provides, among others, for the designation by mobile service providers of one MNP service provider that will provide mobile number porting services for mobile service providers.  The mobile service providers shall equally share in the capital expenditures for the software, hardware and other facilities required by the MNP service provider, while operating and maintenance costs of the MNP service provider shall be agreed upon by the mobile service providers and the MNP service provider.  No fees and charges shall be collected from applicants of MNP and from subscribers availing of the MNP service.

In 2019, Smart, Globe and Dito established a joint venture company, TCI, to provide number porting services in compliance with the MNP requirement of the MNP Act.  TCI’s function is to enable a customer to retain his mobile number when he moves from one mobile service provider to another, or changes the type of subscription from postpaid to prepaid or vice versa.  The MNP Act and its implementing rules and regulations, once fully implemented, will materially affect Smart’s business operations.  Preparations to implement the MNP are ongoing.

COMPETITION

Including us, there are four major local exchange carriers, five major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support as well as service innovations and marketing strategies.

Mobile Services

Currently, there are three major mobile operators, namely us, Globe and Dito.  As at December 31, 2020, mobile market penetration in the Philippines was approximately 138%, based on the number of SIM cards issued.

Competition in the mobile telecommunications industry has intensified with greater availability of unlimited offers from the telecommunications operators resulting in increased volumes of data usage, calls and texts but declining yields. Globe continues to compete aggressively to gain revenue market share, with particular focus on the regional and local levels. Competition has also increased in the postpaid space with more aggressive promotions involving greater handset subsidies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services, including video content.

In recent years, the prevalence of OTT services, such as social media, instant messaging and internet telephone, also known as VoIP services, has greatly affected our legacy revenue from voice and SMS services. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine Government to roll-out its free WiFi services to various municipalities in the country.

In November 2018, the Philippine government, through the DICT, declared the NMP Consortium as the third telecom player. The NMP Consortium indicated that they had reached an agreement with Dito (previously called Mislatel) for the use of Dito’s telecommunications franchise. On July 8, 2019, Dito was granted its permit to operate after President Rodrigo Duterte awarded them their CPCN. In October 2019, Dito entered into agreements with Sky Cable and LCS Group. Under the agreement with LCS Group, Dito will lease the telecommunications towers that the LCS Group is building across different regions in the Philippines.

Data Services

The market for data services is the fastest growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe, Converge ICT Solutions, Inc. and Sky Cable. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service. PLDT intends to compete in this segment, consistent with its overall strategy to maintain network leadership, broaden its distribution platform and increase its ability to deliver multimedia content.

Voice Services

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

Fixed wireless landline services resemble a mobile phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees.  Our major competitor, Globe, offers services in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon, such as Cavite and Batangas.

International

While we believe we have maintained a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (i) competition from other IGF operators; (ii) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk, Zoom and WhatsApp, and similar services); and (iii) the establishment of VPNs for several corporate entities, which have further heightened competition.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and mobile businesses, which are the origination points of outbound international calls.  We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

As in recent years, the number of inbound international voice calls into the Philippines has been negatively impacted by the popularity of OTT services due to improved internet access and increased smartphone adoption.   However, with PLDT’s strategic partnership with Orange (formerly France Telecom), the decline of inbound international long distance (ILD) traffic has slowed down.  Joint efforts on traffic sales management and anti-fraud programs have resulted in sustained business value for the ILD business.

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

ENVIRONMENTAL MATTERS

We reaffirm our commitment to ensuring compliance with environmental regulations as an important part of our business operations. We have designated specially-trained Pollution Control Officers to review our performance, ensure our compliance with the relevant Philippine environmental laws, and report our progress on a quarterly basis to the Department of Environment and Natural Resources (“DENR”) Regional Offices. Our Vendor Management team also mandates our suppliers to strictly adhere to applicable national and local environmental regulations. This is encapsulated in the Sustainability Guidelines that our Vendor Management team has set as part of the Vendor Conforme Sheet. To date, the Company has not been subjected to any significant fine or regulatory action involving non-compliance with environmental regulations.

Resource management

We closely monitor and measure our energy conservation and resource consumption efficiency, which are key priorities for the company. Our Network Operations’ Energy Environment Safety and Health (“EESH”) and Property and Facilities Management (“PFM”) teams monitor the consumption of electricity, water, and fuel in our facilities and operations.  They continue to roll out energy efficiency and conservation programs that range from the use of energy assessment tools to actual replacement of old air conditioning units and chillers. On the network side, the EEHS group formed energy management teams tasked to lead energy efficiency initiatives such as the installation of direct current generator sets and company cascade of fuel request and electricity validation tools meant to improve resource consumption.

Environmental impact management

Our PFM and EESH teams regularly monitor the status and performance of our facilities, equipment, and generator sets.  They are also tasked to implement improvements to processes and mechanisms that would reduce and mitigate impacts on the environment. We create a comprehensive development management plan, which details our environmental management strategies for our cell sites in protected areas. We work with our contractor partners in many areas, including assessing the environmental impacts of our new facilities and mitigating them. In terms of hazardous wastes, we maintain partnerships with DENR-accredited suppliers to recycle our used lead-acid batteries. Recycling proceeds help fund our corporate social responsibility initiatives, such as school-building donations.

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

PROPERTIES

As at December 31, 2020, PLDT owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 48 are located in Metro Manila, including Digitel’s three exchanges. The remaining 241 exchanges, including Digitel’s 32 exchanges, are located in cities and small municipalities outside the Metro Manila. We also own radio transmitting and receiving equipment used for international and domestic communications.

As at December 31, 2020, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	53% consisted of central office equipment and network facilities, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	28% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;

•	8% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises;

•	4% consisted of land and improvements and buildings and improvements, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet; and

•	7% consisted of other work equipment.

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

We expect that in 2021, cash from operating activities should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure.  We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity.  Our current estimate for consolidated capital expenditures in 2021 is approximately Php88 billion to Php92 billion.  See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for further discussion on our capital expenditures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, 2019 and 2018 included elsewhere in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance.  These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report.  Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS.  For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2020 of Php48.02 to US$1.00, as quoted through the BAP.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines, in terms of both subscribers and revenues, serving the fixed line, wireless and broadband markets.  Through our three principal business segments, Wireless, Fixed Line and Others, we offer a diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.  See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on each of these segments.

Key performance indicators and drivers that our management uses to monitor and direct the operation of our businesses include, among others, the general economic conditions in the Philippines; market trends, such as customer demands, behavior and satisfaction parameters; technological developments; network performance (in terms of speed, coverage and capacity); market share; and profitability.

In addition, our results of operations and financial position are increasingly affected by fluctuations of the Philippine peso against the U.S. dollar.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA, core income and Telco core income to assess our operating performance.  Set forth below is a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and a reconciliation of our consolidated net income to our consolidated core income and consolidated Telco core income for the years ended December 31, 2020, 2019 and 2018.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2020, 2019 and 2018:

	December 31,
	2020	2019	2018
	(amounts in million Php)
Consolidated net income	24,580	22,786	18,973
Add (deduct) adjustments:
Depreciation and amortization	47,480	39,656	47,240
Financing costs – net	10,086	8,553	7,067
Provision for income tax	8,441	9,550	3,842
Amortization of intangible assets	2,496	758	892
Equity share in net earnings of associates and joint ventures	2,328	1,535	87
Losses (gains) on derivative financial instruments – net	378	284	(1,086)
Impairment of investments	60	34	172
Noncurrent asset impairment	—	—	2,122
Interest income	(1,210)	(1,745)	(1,943)
Foreign exchange losses (gains) – net	(1,488)	(424)	771
Other income – net	(6,993)	(1,172)	(14,110)
Total adjustments	61,578	57,029	45,054
Consolidated Adjusted EBITDA	86,158	79,815	64,027

The following table shows the reconciliation of our consolidated net income to our consolidated core income and consolidated Telco core income for the years ended December 31, 2020, 2019 and 2018:

	December 31,
	2020	2019	2018
	(amounts in million Php)
Consolidated net income	24,580	22,786	18,973
Add (deduct) adjustments:
Manpower rightsizing program	2,625	3,296	1,703
Sun Trademark amortization	1,877	—	—
Losses from changes in fair value of financial assets at FVPL	599	675	1,154
Losses (gains) on derivative financial instruments – net, excluding hedge costs	284	233	(1,135)
Impairment of investments	60	34	172
Depreciation due to shortened life of property and equipment	—	—	4,564
Noncurrent asset impairment	—	—	2,122
Investment written-off	—	—	362
Other nonrecurring income	—	—	(1,018)
Core income adjustment on equity share in net losses (gains) of associates and joint ventures	(6)	(226)	23
Net income attributable to noncontrolling interests	(296)	(265)	(57)
Foreign exchange losses (gains) – net	(1,488)	(424)	771
Net tax effect of aforementioned adjustments	(1,106)	(998)	(1,779)
Total adjustments	2,549	2,325	6,882
Consolidated core income	27,129	25,111	25,855
Share in VIH losses	1,954	1,776	3,007
Accelerated depreciation, net	1,496	378	7,870
Loss (gain) on sale of Rocket Internet shares	364	(185)	(1,837)
Gain on iflix conversion	—	—	153
Gain on Phunware conversion	—	—	(113)
Gain on deconsolidation of subsidiary, net of tax	—	—	(10,888)
Gain from condonation of debt	(240)	—	—
Voyager gain on dilution, net	(323)	—	—
Gain on sale and leaseback of Smart Headquarters, net	(2,293)	—	—
Total adjustments	958	1,969	(1,808)
Consolidated Telco core income	28,087	27,080	24,047

The following table shows the reconciliation of consolidated basic and diluted earnings per share (“EPS”) attributable to common equity holders of PLDT to our consolidated core EPS for the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Php)
Consolidated EPS attributable to common equity holders of PLDT	112.12	112.12	103.97	103.97	87.28	87.28
Add (deduct) adjustments:
Manpower rightsizing program	8.51	8.51	10.73	10.73	5.52	5.52
Loss in fair value of investments	2.77	2.77	3.12	3.12	5.34	5.34
Sun Trademark Amortization	6.08	6.08	—	—	—	—
Gains on derivative financial instruments – net, excluding hedge costs	0.92	0.92	0.75	0.75	(4.08)	(4.08)
Impairment of investment	0.28	0.28	0.16	0.16	0.80	0.80
Core income adjustment on equity share in net losses of associates and joint ventures	(0.03)	(0.03)	(1.05)	(1.05)	0.11	0.11
Foreign exchange losses (gains) – net	(5.36)	(5.36)	(1.73)	(1.73)	3.57	3.57
Investment written-off	—	—	—	—	1.68	1.68
Noncurrent asset impairment	—	—	—	—	9.82	9.82
Depreciation due to shortened life of property and equipment	—	—	—	—	14.06	14.06
Other nonrecurring income and others	—	—	—	—	(4.71)	(4.71)
Total adjustments	13.17	13.17	11.98	11.98	32.11	32.11
Consolidated core EPS	125.29	125.29	115.95	115.95	119.39	119.39

Factors Affecting our Results of Operations

Competition

The mobile telecommunications market is competitive. Including us, there are four major local exchange carriers, five major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support as well as service innovations and marketing strategies. We need to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to our services. See Item 4. “Information on the Company – Competition” for further discussions.

Technology Developments and Capital Expenditures

Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the mobile data services. The increase in broadband adoption has also proven to be a critical factor in facilitating the offering of value-added services to customers and the combination of products made available to customers.

In providing data services, we must constantly upgrade our access technology and software, embracing emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. In the mobile data business, to provide our subscribers with new and better services, we must enhance our mobile network and extend 5G technology and bandwidth for mobile data transmission. In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Regulation

We are significantly affected by laws and regulations, particularly those relating to service rates, taxes, labor and antitrust.  The NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services.

We are also subject to a number of local and national taxes.  On March 26, 2021, the CREATE bill was enacted into law, effectively lowering our applicable corporate income tax rate from 30% to 25%, to be applied retroactively to July 1, 2020.

We are also subject to antitrust and labor laws.  We have an on-going petition with the PCC with respect to our acquisition of the telecommunications business of SMC in 2016, as well as an outstanding petition pending resolution by the Philippine Supreme Court with respect to the regularization orders by the DOLE.

Sun Prepaid Rebranding to Smart

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers. The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management.

Post-rebranding, the ownership of Sun Prepaid subscribers remains under DMPI. Under the terms of the agreement, Smart will settle a fixed fee representing DMPI’s proportionate share on the Distributed Subscriber Revenues. This transaction was eliminated in our consolidated financial statements.

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million.  The Sun Trademark, which was previously projected to be of continued use and was accordingly estimated to be with indefinite life, is now amortized over a period of 12 months starting August 2020.  Total amortization of the Sun Trademark amounted to Php1,187 million as at December 31, 2020.

Near-term Factors Affecting our Results of Operations

Measures We Have Taken in Light of the COVID-19 Pandemic

In light of the ongoing outbreak of the COVID-19 pandemic, we have conducted an analysis of PLDT’s risks, and have implemented the following measures to protect our employees, customers and trade partners.

People

On March 9, 2020, we instituted a travel ban on our employees to high risk countries and executed a partial lockdown with access to our corporate premises limited only to employees.  On March 12, 2020, we imposed a ban on all foreign travel.

To minimize exposure of our employees to the COVID-19 disease as well as to prevent its further spreading, we implemented a “work from home” policy, which came into effect on March 11, 2020.  A certain number of our employees are allowed to work from home until the spread of the virus is brought under control in the Philippines.  To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.  For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 disease.

On May 27, 2020, we began a partial “return to work” process under guidelines that aligned with the minimum workplace requirements for areas under MECQ and general community quarantine as set out in the latest issuances by various Government agencies.

While the Government has clarified that COVID-19 testing is not mandatory or a pre-requisite to resuming operations, we have partnered with Metro Pacific Hospital Holdings, Inc. and accredited clinics to conduct rapid testing on our employees nationwide in phases to help prevent the risk of infection in the workplace.  The rapid test assesses whether a person has been exposed to the virus, aiding doctors in evaluating the patient and determining whether additional testing is required.  Testing commenced on May 20, 2020 and was done in batches, prioritizing field-based and store-based personnel.  Given the lack of public transportation, employees with private vehicles and who test negative will be prioritized for return to work operations.  For those without private vehicles or other safe and reliable means of transport, we are evaluating various options, including the possibility of shuttle services to ensure employees are safely transported to and from work.  We have since updated our “return to work” policy to include hybrid work arrangements beginning July 1, 2021.

To ensure that our workplace is safe and ready for re-occupancy, we have implemented a number of policies and procedures.  For example, employees are required to wear proper personal protective equipment in the workplace at all times and in the proper manner.  We continue to provide protective equipment to each employee depending on his/her work arrangement — whether in the field, in an office, or a retail store. In addition, we implemented physical distancing guidelines and various protocols, including temperature scanning, daily health declarations, observance of one-way traffic on all corridors, general disinfection of common areas every two hours, ultraviolet cleaning and a visitor screening policy.  We have also installed markers, signage, sneeze guards and high efficiency particulate air (HEPA) filter appliances, and cleaned our airconditioning ducts.

In preparation for our employees’ return to the workplace, e-learning modules focused on health and safety protocols were deployed, with 10,000 employees completing the course to date.  A webinar on “Getting Back on Tracking: The Right Mindset for the New Normal” was also rolled out to 3,353 targeted employees. Along with this, company-wide virtual talks with Q&A sessions for “Mental Health Amid COVID-19” and “Mental Wellness in the New Normal” were conducted by health professionals to help employees cope with COVID-19-related anxieties.

To further protect our employees’ welfare, PLDT Medical Services provides maintenance medicines and multivitamins through our in-house clinics nationwide, and in partnership with Mercury Drugstores and MedExpress Delivery. Internal channels for 24/7 COVID-19-related assistance are also available for our workforce.

On top of this, we have a 24/7 InfoMed hotline that is ready to address medical-related concerns and health benefits PLDT personnel may have. Employees can reach out to advisers on questions related to internal guidelines, safety protocols, rapid testing, shuttle services and the like through the COVID-19 Employee Hotline from Mondays to Fridays from 8AM to 5PM.  A COVID-19 Online Helpdesk on Workplace by Facebook was also set up for all internal inquiries.

We have identified the types of employees who are most at risk of COVID-19 based on local guidelines issued by various Government agencies.  This includes pregnant employees, those with pre-existing conditions or co-morbidities and those aged 60 years or above.  Employees who fall within this group and have asked or are asked to report for work in the workplace must first obtain clearance from the PLDT medical services team and strictly comply with all health and safety protocols to ensure their continued well-being.

For health monitoring purposes, a coronavirus online form is required to be completed by employees if they are experiencing symptoms or have been exposed to a COVID-19 patient or suspect.  The COVID-19 self-check chatbot, our employees’ daily health assessment and security requirement for returning to work, is housed in the company’s internal social media platform (Workplace by Facebook).  The PLDT medical services team closely monitors both the coronavirus online form and chatbot.  We have issued instructions and guidelines to our trade partners on how to best deal with the COVID-19 pandemic.

With the arrival of vaccines to combat COVID-19, we have initiated discussions with various vaccine suppliers to ensure an adequate supply of doses for our employees and their dependents.  Pending their delivery, we are drafting the appropriate policies governing their allocation and mechanics for inoculation.

Network and IT

As more and more people in the Philippines choose to work from home, we have been experiencing a significant increase in the usage of our internet services.  Since the beginning of the COVID-19 outbreak in the Philippines, we have been closely monitoring our network traffic for usage spikes and possible congestion.  As at the date of this report, we have sufficient capacity to serve the increased needs of all our subscribers.  We have added international and domestic internet capacity, upgraded our local content delivery network, and reassigned our 2G frequencies to LTE.  We have taken steps to enhance security for premises in which our critical network and IT systems are kept.  We have also moved essential spare parts and supplies from our remote warehouses to Metro Manila to help us undertake maintenance and repairs more efficiently.

Customer Service

To provide our customers with connectivity when they need it the most, we provided zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our PLDT Home subscribers, increased data allocations for postpaid and prepaid customers, equipped our corporate customers with telecommuting solutions, suspended disconnections for our postpaid customers, free use of selected business corporations for corporate customers and for our Overseas Filipino Workers (“OFWs”), extended the duration of free calls through our Free Bee app.  On May 1, 2020, we implemented a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart consumer postpaid, and Sun consumer postpaid subscribers could settle their unpaid balances as at April 30, 2020 in six equal monthly payments with 0% interest and no penalties.  This program was further extended for two months, ending on December 31, 2020.  In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves. Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have taken the following precautionary measures at our stores:

•provided 70% alcohol at all counters for employees and customers;

•provided anti-bacterial wipes and alcohol pads to sanitize work area after each transaction;

•provided anti-bacterial spray to sanitize the air and incoming deliveries;

•provided handheld infrared thermometers for employees to take temperatures of all visitors to our stores, including customers and third-party personnel; and

•provided facial masks for customer-facing employees.

Impact of COVID-19 Outbreak on our Operations

The imposition of the ECQ in mid-March tempered revenue growth as mobility and normal activity slowed down. Recovery began in the second half of April with the momentum being sustained in May and June such that the number of mobile prepaid top-ups was higher than it was prior to the imposition of the ECQ. PLDT Home was also initially hampered by movement restrictions but has similarly returned to pre-ECQ levels aided by the strong demand for broadband services of customers being forced to work and study from home.  While work-from-home arrangements for businesses and their employees boosted demand for corporate fixed broadband and fixed wireless data services, corporate revenue growth in this period was constrained by the slump in commercial activities resulting from the imposition of community quarantine.

During the ECQ, network traffic grew significantly, with traffic shifting from the commercial business districts to residential areas. This increase led to some initial congestion in our international links but was quickly resolved to ensure continued quality experience for our subscribers.  To further ensure that we could handle the increased volume of data traffic, Smart reallocated its assigned 1,800 MHz frequencies from 2G to 4G/LTE.

The ECQ highlighted a distinct advantage of PLDT’s fixed/wireless network architecture as the separate fixed and wireless networks were able to serve their respective networks while maintaining service quality.  The disruptions caused by the ECQ initially led us to believe that we would need to postpone a number of planned network activities for 2020 and defer up to 20-25% of our 2020 capital expenditures.  However, as the community quarantine restrictions eased, we were able to catch up on our activities and thus came close to achieving our initial targets.  The network roll-out prioritized projects that help our customers and the public revive their businesses and social activities.  We also shifted our focus to areas outside of Metro Manila where demand for data services grew dramatically.

In general, we were not significantly impacted by COVID-19 in 2020 and have benefited from an increase in demand for our broadband and mobile data services.  We cannot predict whether this increase in business activity will continue after the end of the pandemic.

Amidst this uncertainty, new opportunities for future growth have arisen.  Life under the community quarantine has pushed the rapid adoption of online and digital services as people forced to stay at home have turned to web-based collaboration tools, distance learning, online shopping and payment and e-health services, among others.  We believe our superior network and digital infrastructure has driven more data usage to both our mobile and fixed networks. PLDT Home is ramping up its installation and repair levels and rolling out fixed wireless in areas with no fixed line or fiber connections. Smart is gearing to capitalize on e-payments and further leverage its online distribution channels and our Enterprise vertical is driving opportunities in e-health, e-learning, telemedicine and other collaboration solutions while seeing renewed demand for data center services.

Financial Instruments

We use financial instruments to reduce our risk exposure associated with fluctuations in foreign currency exchange rates and interest rates. See Note 28 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of our foreign currency exchange risk and hedging instruments.

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

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

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

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services.  Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

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

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

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

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

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

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; (c) AGS Indonesia, which uses the Indonesian Rupiah; and (d) PLDT Malaysia Sdn Bhd, which uses the Malaysian Ringgit.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee – Beginning January 1, 2019

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the accounting policy.

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

Total depreciation of ROU assets amounted to Php4,940 million and Php4,393 million for the years ended December 31, 2020 and 2019, respectively.  Total lease liabilities amounted to Php20,025 million and Php16,315 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 10 – Leases and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee –Prior to January 1, 2019

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17.  Total lease expense amounted to Php7,321 million for the year ended December 31, 2018.  Total finance lease obligations amounted to Php514 thousand as at December 31, 2018.  See Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on our judgment, at the PLDT Group level, PGIH’s investment in Multisys gives PGIH a joint control in Multisys and thus is accounted for as investment in joint venture using the equity method of accounting in accordance with PAS 28, Investments in Associates and Joint Ventures.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investment of PGIH in Multisys to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts (“PDRs”)

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc. (“Cignal TV”).

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

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

As a result of the subscription of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in an associate.  On May 14, 2020, VIH issued Convertible Loan Note Instruments and Warrant Certificates to the Subscribers and on December 31, 2020, the Convertible Note issued to PCEV were converted in full into Class A2 Preferred Shares.  Thereafter, PCEV’s ownership was diluted from 48.74% to 43.97%.

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

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

PAS 28 provides that where an entity holds 20% or more of the voting power (directly or through subsidiaries) of an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2020 and 2019.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2020 and 2019.

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

Our lease liabilities amounted to Php20,025 million and Php16,315 million as at December 31, 2020 and 2019, respectively.  See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”for the key assumptions used to determine the VIU of the relevant CGUs.

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

The asset impairment recognized on noncurrent assets amounted to nil for the years ended December 31, 2020 and 2019, while Php2,122 million for the year ended December 31, 2018.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In 2018 and 2017, PLDT and Smart shortened its estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php540 million and Php15,807 million for the years ended December 31, 2019 and 2018, respectively.

In 2019, PLDT increased its estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment.  As a result, PLDT recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the-home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes.  As a result, PLDT recognized additional depreciation amounting to Php1,028 million for the year ended December 31, 2020.

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 2G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is part of our strategy to address increasing demand for data and data-centric applications by moving to faster speed LTE and 5G technologies.  As a result, Smart recognized additional depreciation expense of Php1,458 million in 2020 and Php1,508 million in 2019.  Smart expects additional depreciation expense arising from the acceleration of the estimated useful lives of the affected equipment amounting to Php1,397 million in 2021 and Php46 million in each of the years 2022 and 2023.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies.  Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost reengineering initiatives.  As a result, Smart recognized additional depreciation expense of Php3,035 million in 2020.  Smart expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment amounting to Php1,406 million in 2021 and Php1,110 million in each of the years from 2022 to 2024.

The total depreciation and amortization of property and equipment amounted to Php42,540 million, Php35,263 million and Php47,240 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php260,868 million and Php232,134 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  As a result, the “Sun Cellular” trademark of DMPI which was previously projected to be of continued use and was accordingly estimated to be with indefinite life is now treated as with finite life and is amortized over a period of 12 months starting August 2020.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The total amortization of intangible assets with finite lives amounted to Php2,496 million, Php758 million and Php892 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total carrying values of intangible assets with finite lives amounted to Php3,950 million and Php1,941 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php1,940 million and Php2,294 million as at December 31, 2020 and 2019, respectively.  Total consolidated provision from deferred income tax amounted to Php3,989 million, Php6,267 million and Php1,375 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php19,556 million and Php23,623 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.  We consider the impact of the COVID-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk.  Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under the general approach are measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL.  For trade receivables and contract assets, we use the simplified approach for calculating ECL.  We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experience with forward-looking information.  At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.  However, we considered incorporating new macro-economic assumptions and updated the probability weights assigned used in the calculation of ECL to reflect the impact of changes in the economic conditions in 2020 resulting from the COVID-19 pandemic.  The changes resulted to higher provision for ECL for the year ended December 31, 2020.

•	Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes and consider the severity of the impact of Covid-19 and the expected timing/duration of the recovery from the pandemic.

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

Total provision for expected credit losses for trade and other receivables amounted to Php6,446 million, Php4,071 million and Php4,192 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php22,053 million and Php22,436 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total impairment loss for contract assets amounted to Php266 million, Php291 million and Php223 million for years ended December 31, 2020, 2019 and 2018, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,467 million and Php2,747 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, G20 GDP and G20 inflation rates.  For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php2,218 million, Php1,018 million and Php1,855 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The prepaid benefit costs amounted to Php1,021 million and Php342 million as at December 31, 2020 and 2019, respectively.  The accrued benefit costs amounted to Php13,342 million and Php8,985 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Cycle 1 TIP

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

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

As at March 25, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.    The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million. The TIP is administered by the ECC of the Board.

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be settled in cash.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the CCNI for the years 2020 and 2021.

This other long-term employee benefit liability is recognized and measured using the projected unit credit method and to be amortized on a straight-line basis over the vesting period.

The expense accrued for the TIP amounted to Php1,134 million, Php638 million and Php208 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,134 million and Php795 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php2,000 million and Php1,767 million as at December 31, 2020 and 2019, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2020 amounted to Php3,724 million and Php217,291 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2019 amounted to Php1,657 million and Php173,457 million, respectively.  See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2020

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2020 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income (loss) before income tax, provision for income tax, net income (loss), segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2020, 2019 and 2018.  In each of the years ended December 31, 2020, 2019 and 2018, the majority of our revenues was derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2019, we reclassified our revenues and expenses to reflect the adjustments on transactions between our wholly-owned subsidiaries resulting in a decrease in service revenues and interconnections costs. The adjustments had no impact on our net income, EBITDA, EPS and the consolidated statements of financial position and cash flows. In 2018, we reclassified the presentation of VIH from wireless to other business resulting from the transfer from Smart to PCEV in April 2018.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2020
Revenues	104,211	98,739	—	(21,946)	181,004
Expenses	82,946	84,717	12	(22,853)	144,822
Other income (expenses) – net	(2,940)	4,221	(923)	(3,519)	(3,161)
Income (loss) before income tax	18,325	18,243	(935)	(2,612)	33,021
Provision for (benefit from) income tax	3,901	3,734	(617)	1,423	8,441
Net income (loss)/Segment profit (loss)	14,424	14,509	(318)	(4,035)	24,580
Adjusted EBITDA	60,272	33,405	(12)	(7,507)	86,158
Adjusted EBITDA margin(1)	61%	34%	—	—	50%
Core income	15,698	15,463	193	(4,225)	27,129
Telco core income	16,475	13,649	2,188	(4,225)	28,087
For the year ended December 31, 2019
Revenues	96,906	89,406	—	(17,125)	169,187
Expenses	74,359	72,385	101	(17,059)	129,786
Other income (expenses) – net	(5,023)	(259)	(2,112)	329	(7,065)
Income (loss) before income tax	17,524	16,762	(2,213)	263	32,336
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss)/Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
Adjusted EBITDA	52,789	33,162	(101)	(6,035)	79,815
Adjusted EBITDA margin(1)	58%	38%	—	—	44%
Core income (loss)	13,685	12,531	(1,151)	46	25,111
Telco core income	14,063	12,531	440	46	27,080
For the year ended December 31, 2018
Revenues	89,929	85,222	1,138	(13,375)	162,914
Expenses	82,246	77,782	4,093	(14,980)	149,141
Other income (expenses) – net	(625)	(45)	12,099	(2,387)	9,042
Income before income tax	7,058	7,395	9,144	(782)	22,815
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income/Segment profit	5,725	6,059	7,971	(782)	18,973
Adjusted EBITDA	34,235	30,875	(2,688)	1,605	64,027
Adjusted EBITDA margin(1)	41%	38%	—	—	42%
Core income	9,760	6,925	9,952	(782)	25,855
Telco core income	12,883	11,672	274	(782)	24,047

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

Years Ended December 31, 2020 and 2019

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php181,004 million in 2020, an increase of Php11,817 million, or 7%, as compared with Php169,187 million in 2019, primarily due to higher revenues from data services in our Wireless and Fixed Line business segments, partially offset by lower revenues from voice and SMS services in our Wireless business segment.

Our consolidated service revenues of Php173,634 million in 2020, increased by Php12,279 million, or 8%, from Php161,355 million in 2019, while our consolidated non-service revenues of Php7,370 million in 2020, decreased by Php462 million, or 6%, from Php7,832 million in 2019.

Consolidated service revenues, net of interconnection costs, amounted to Php171,488 million in 2020, an increase of Php13,771 million, or 9%, from Php157,717 million in 2019.

In 2019, the MNP Act was enacted, which provides that a customer can retain their mobile number when they move from one mobile service provider to another or, changes the type of subscription from postpaid to prepaid or vice versa.  The Act also provides that no interconnection fee or charge shall be imposed by any mobile service provider for domestic calls and SMS made by a subscriber.  Thus, effective January 2, 2020, we removed the mobile interconnection fees for domestic calls and SMS, which were formerly priced at Php0.50 per minute for voice calls and Php0.05 per message for SMS.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2020 and 2019:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(amounts in million Php)
For the year ended December 31, 2020
Service Revenues
Wireless	98,170		(2,422)	95,748
Mobile	97,566		(1,977)	95,589
Home Broadband	40		—	40
MVNO and others	564		(445)	119
Fixed Line		97,410	(19,524)	77,886
Data		67,183	(9,119)	58,064
Corporate data and ICT		34,138	(9,038)	25,100
Home broadband		33,045	(81)	32,964
Voice		29,541	(10,057)	19,484
Miscellaneous		686	(348)	338
Total Service Revenues	98,170	97,410	(21,946)	173,634
Non-Service Revenues
Sale of computers, phone units, mobile handsets and subscriber identification module, or SIM-packs	6,041	1,140	—	7,181
Point-product sales	—	189	—	189
Total Non-Service Revenues	6,041	1,329	—	7,370
Total Revenues	104,211	98,739	(21,946)	181,004
For the year ended December 31, 2019
Service Revenues
Wireless	90,661		(2,418)	88,243
Mobile	88,865		(1,042)	87,823
Home Broadband	85		—	85
MVNO and others	1,711		(1,376)	335
Fixed Line		87,819	(14,707)	73,112
Data		60,764	(7,977)	52,787
Corporate data and ICT		32,315	(7,835)	24,480
Home broadband		28,449	(142)	28,307
Voice		26,267	(6,377)	19,890
Miscellaneous		788	(353)	435
Total Service Revenues	90,661	87,819	(17,125)	161,355
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	6,245	1,223	(30)	7,438
Point-product sales	—	364	30	394
Total Non-Service Revenues	6,245	1,587	-	7,832
Total Revenues	96,906	89,406	(17,125)	169,187

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	104,211	58	96,906	57	7,305	8
Fixed line	98,739	54	89,406	53	9,333	10
Inter-segment transactions	(21,946)	(12)	(17,125)	(10)	(4,821)	(28)
Consolidated	181,004	100	169,187	100	11,817	7

Our consolidated revenues are further segmented by market, based on the type of customers served.  “Home” refers to household subscribers, “Individual” covers mobile wireless individual customers, “Enterprise” encompasses business-based customers, corporate or otherwise, and “International” refers to international carrier customers.

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	98,170	55	90,661	54	7,509	8
Individual	83,848	46	73,843	44	10,005	14
Home	884	1	1,917	1	(1,033)	(54)
Enterprise	8,662	5	6,847	4	1,815	27
International	4,776	3	8,054	5	(3,278)	(41)
Fixed Line	97,410	53	87,819	52	9,591	11
Home	41,550	23	37,344	22	4,206	11
Enterprise	42,341	23	41,091	24	1,250	3
International	13,414	7	9,201	6	4,213	46
Others	105	—	183	—	(78)	(43)
Inter-segment Transactions	(21,946)	(12)	(17,125)	(10)	(4,821)	28
Total Service Revenues	173,634	96	161,355	96	12,279	8
Wireless	6,041	3	6,245	3	(204)	(3)
Individual	4,309	2	4,276	2	33	1
Enterprise	1,723	1	1,959	1	(236)	(12)
International	9	—	10	—	(1)	(10)
Fixed Line	1,329	1	1,587	1	(258)	(16)
Home	762	1	928	1	(166)	(18)
Enterprise	567	—	659	—	(92)	(14)
Total Non-Service Revenues	7,370	4	7,832	4	(462)	(6)
Total Revenues	181,004	100	169,187	100	11,817	7

Expenses

Consolidated expenses increased by Php15,036 million, or 12%, to Php144,822 million in 2020 from Php129,786 million in 2019, primarily due to higher depreciation and amortization, selling, general and administrative expenses, and provisions in our Wireless and Fixed Line business segments, as well as higher interconnection costs in our Fixed Line business segment, partially offset by lower interconnection costs, and cost of sales and services in our Wireless business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	82,946	58	74,359	57	8,587	12
Fixed line	84,717	58	72,385	56	12,332	17
Others	12	—	101	—	(89)	(88)
Inter-segment transactions	(22,853)	(16)	(17,059)	(13)	(5,794)	(34)
Consolidated	144,822	100	129,786	100	15,036	12

Other Income (Expenses) – Net

Consolidated other expenses amounted to Php3,161 million in 2020, a decrease of Php3,904 million, or 55%, from Php7,065 million in 2019, primarily due to the combined effects of the following: (i) higher other income – net mainly due to gain on sale and leaseback of Smart Headquarters, partially offset by higher losses on fair value of investments from our Other business segment; (ii) higher foreign exchange gains mainly due to the revaluation of net foreign currency-denominated liabilities due to a higher level of appreciation of the Philippine peso relative to the U.S. dollar; (iii) lower interest income across our business segments; (iv) higher equity share in net losses from our Fixed Line and Other business segments; and (v) higher financing costs from our Wireless and Fixed Line business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Wireless	(2,940)	(5,023)	2,083	41
Fixed line	4,221	(259)	4,480	1,730
Others	(923)	(2,112)	1,189	56
Inter-segment transactions	(3,519)	329	(3,848)	(1,170)
Consolidated	(3,161)	(7,065)	3,904	55

Net Income (Loss)

Consolidated net income increased by Php1,794 million, or 8%, to Php24,580 million in 2020, from Php22,786 million in 2019, primarily due to higher net income from our Wireless and Fixed Line business segments, as well as lower net loss from our Other business segment.  Our consolidated basic and diluted EPS increased to Php112.12 in 2020 from Php103.97 in 2019.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2020 and 2019.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	14,424	59	13,101	58	1,323	10
Fixed line	14,509	59	11,421	50	3,088	27
Others	(318)	(2)	(1,769)	(8)	1,451	82
Inter-segment transactions	(4,035)	(16)	33	—	(4,068)	(12,327)
Consolidated	24,580	100	22,786	100	1,794	8

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php86,158 million in 2020, an increase of Php6,343 million, or 8%, as compared with Php79,815 million in 2019, primarily due to higher Adjusted EBITDA in our Wireless and Fixed Line business segments.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	60,272	70	52,789	66	7,483	14
Fixed line	33,405	39	33,162	42	243	1
Others	(12)	—	(101)	—	89	88
Inter-segment transactions	(7,507)	(9)	(6,035)	(8)	(1,472)	(24)
Consolidated	86,158	100	79,815	100	6,343	8

Our consolidated Adjusted EBITDA excluding MRP amounted to Php88,783 million in 2020, an increase of Php5,672 million, or 7%, as compared with Php83,111 million in 2019.

Core Income

Our consolidated core income amounted to Php27,129 million in 2020, an increase of Php2,018 million, or 8%, as compared with Php25,111 million in 2019 mainly on account of higher EBITDA and other miscellaneous income, partly offset by higher depreciation and amortization and financing costs, as well as higher equity share in net losses.  Our consolidated basic and diluted core EPS increased to Php125.29 in 2020 from Php115.95 in 2019.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	15,698	58	13,685	55	2,013	15
Fixed line	15,463	57	12,531	50	2,932	23
Others	193	1	(1,151)	(5)	1,344	117
Inter-segment transactions	(4,225)	(16)	46	—	(4,271)	(9,285)
Consolidated	27,129	100	25,111	100	2,018	8

Our consolidated telco core income amounted to Php28,087 million in 2020, an increase of Php1,007 million, or 4%, as compared with Php27,080 million in 2019 mainly due to higher Adjusted EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and financing costs.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	16,475	59	14,063	52	2,412	17
Fixed line	13,649	48	12,531	46	1,118	9
Others	2,188	8	440	2	1,748	397
Inter-segment transactions	(4,225)	(15)	46	—	(4,271)	(9,285)
Consolidated	28,087	100	27,080	100	1,007	4

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,211 million from our Wireless business segment in 2020, an increase of Php7,305 million, or 8%, from Php96,906 million in 2019.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	97,566	93	88,865	92	8,701	10
Home broadband	40	—	85	—	(45)	(53)
MVNO and others(1)	564	1	1,711	2	(1,147)	(67)
Total Wireless Service Revenues	98,170	94	90,661	94	7,509	8

Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	6,041	6	6,245	6	(204)	(3)
Total Wireless Revenues	104,211	100	96,906	100	7,305	8

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

Service Revenues

Our wireless service revenues increased by Php7,509 million, or 8%, to Php98,170 million in 2020 as compared with Php90,661 million in 2019, primarily due to higher mobile revenues, partly offset by lower revenues from home broadband and MVNO and other services.  As a percentage of our total wireless revenues, service revenues accounted for 94% in each of 2020 and 2019.

Mobile Services

Our mobile service revenues amounted to Php97,566 million in 2020, an increase of Php8,701 million, or 10%, from Php88,865 million in 2019.  Mobile service revenues accounted for 99% and 98% of our wireless service revenues in 2020 and 2019, respectively.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	66,731	69	52,848	59	13,883	26
Voice	21,542	22	24,597	28	(3,055)	(12)
SMS	6,937	7	9,907	11	(2,970)	(30)
Inbound roaming and others(1)	2,356	2	1,513	2	843	56
Total	97,566	100	88,865	100	8,701	10

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php13,883 million, or 26%, to Php66,731 million in 2020 from Php52,848 million in 2019 due to growth in mobile internet usage that was driven mainly by an increased demand for data connectivity amidst the pandemic to conform with the “new normal” ways of working and schooling.  This was further boosted by enhanced data products, consumer engagement promotions, and continuous network improvement and LTE migration.  Data services accounted for 69% and 59% of our mobile service revenues in 2020 and 2019, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	62,327	93	48,399	91	13,928	29
Mobile broadband	3,171	5	3,547	7	(376)	(11)
Other data(2)	1,233	2	902	2	331	37
Total	66,731	100	52,848	100	13,883	26

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php13,928 million, or 29%, to Php62,327 million in 2020 from Php48,399 million in 2019, primarily due to the following: (i) an increase in the use of video, gaming and social media data by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships; (ii) an increase in digital productivity requirements from work-from-home and study-from-home environment; (iii) an expansion of distribution channels, particularly using digital platforms; and (iv) LTE migration initiatives that further increased the number of LTE device and data users.  Smart remains to have the fastest Mobile Data network in the country as verified by independent third-party agencies, Ookla and OpenSignal.  Mobile internet services accounted for 64% and 54% of our mobile service revenues in 2020 and 2019, respectively.

Mobile broadband

Mobile broadband revenues amounted to Php3,171 million in 2020, a decrease of Php376 million, or 11%, from Php3,547 million in 2019, primarily due to a decrease in the number of broadband subscribers as users shifted to using mobile internet, home fiber and WiFi services.  Meanwhile, there was a noted increase in activations of Smart’s WiFi products in the third quarter of 2020 to cater to the needs of students and the workforce at home, which also serves as a backup service to their fixed home connections.  Mobile broadband services accounted for 3% and 4% of our mobile service revenues in 2020 and 2019, respectively.

Other data

Revenues from our other data services, which include value-added services, or VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php331 million, or 37%, to Php1,233 million in 2020 from Php902 million in 2019, primarily due to higher revenues from domestic leased lines and VAS via Direct Carrier Billing, which includes revenues from video subscriptions and mobile gaming in-app purchases.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,055 million, or 12%, to Php21,542 million in 2020 from Php24,597 million in 2019, due to subscribers’ shift to alternative calling options and other OTT services.  Mobile voice services accounted for 22% and 28% of our mobile service revenues in 2020 and 2019, respectively.

Domestic voice service revenues decreased by Php2,908 million, or 13%, to Php18,922 million in 2020 from Php21,830 million in 2019, due to lower domestic outbound revenues, and lower inbound voice service revenues due to the impact of the removal of interconnection rates for domestic mobile voice services.

International voice service revenues decreased by Php147 million, or 5%, to Php2,620 million in 2020 from Php2,767 million in 2019, primarily due to the impact of the pandemic on OFWs and international travelers.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php2,970 million, or 30%, to Php6,937 million in 2020 from Php9,907 million in 2019, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions, such as OTT services, social media, and messenger application, combined with the impact of the removal of interconnection charges for domestic mobile SMS services.  Mobile SMS services accounted for 7% and 11% of our mobile service revenues in 2020 and 2019, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php843 million, or 56%, to Php2,356 million in 2020 from Php1,513 million in 2019, mainly due to facility service fees related to fixed wireless business.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
	(amounts in million Php)
Mobile service revenues	97,566	88,865	8,701	10
By service type
Prepaid	75,790	67,850	7,940	12
Postpaid	19,420	19,502	(82)	—
Inbound roaming and others	2,356	1,513	843	56

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php75,790 million in 2020, an increase of Php7,940 million, or 12%, as compared with Php67,850 million in 2019.  Mobile prepaid service revenues accounted for 78% and 76% of mobile service revenues in 2020 and 2019, respectively.  The increase in revenues from our mobile prepaid services was attributed to higher average daily top-ups, driven by the sustained growth in mobile internet usages.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail and customer care channels, data-centric Giga offers alongside existing select Sun top-up offers.  Following this development, rebranded subscribers can avail of Giga Life bundles, including the newest offers, Giga Work for those working from home and Giga Study for online classes, using Smart’s LTE network.

Postpaid Revenues

Revenues generated from mobile postpaid services amounted to Php19,420 million in 2020, lower by Php82 million as compared with Php19,502 million in 2019, primarily due to a decline in the postpaid subscriber base. Mobile postpaid service revenues accounted for 20% and 22% of mobile service revenues in 2020 and 2019, respectively.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
Mobile subscriber base
Smart(1)	30,533,816	27,335,602	3,198,214	12
Prepaid	29,090,167	25,866,195	3,223,972	12
Postpaid	1,443,649	1,469,407	(25,758)	(2)
TNT	41,688,854	38,308,363	3,380,491	9
Sun(1)	711,169	7,474,190	(6,763,021)	(90)
Prepaid	—	6,547,231	(6,547,231)	(100)
Postpaid	711,169	926,959	(215,790)	(23)
Total mobile subscribers	72,933,839	73,118,155	(184,316)	—

(1)	Includes mobile broadband subscribers.
(2)	Beginning October 2020, Sun Prepaid was rebranded as Smart Prepaid.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 4.8% and 4.1% in 2020 and 2019, respectively, while the average monthly churn rates for TNT subscribers were 4.2% and 4.0% in 2020 and 2019, respectively.  The average monthly churn rate for Sun Prepaid subscribers was 4.5% in 2019.

The average monthly churn rates for Smart Postpaid subscribers were 2.3% and 2.1% in 2020 and 2019, respectively.  The average monthly churn rates for Sun Postpaid subscribers were 3.1% and 2.0% in 2020 and 2019, respectively.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2019 and 2018:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2020	2019	Amount	%	2020	2019	Amount	%
	(in Php)				(in Php)
Prepaid
Smart	133	132	1	1	113	116	(3)	(3)
TNT	91	77	14	18	79	69	10	14
Sun(3)	—	84	(84)	(100)	—	75	(75)	(100)
Postpaid
Smart	844	824	20	2	813	806	7	1
Sun	386	418	(32)	(8)	375	411	(36)	(9)

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

(3)	Beginning October 2020, Sun Prepaid was rebranded as Smart Prepaid.

Home Broadband

Revenues from our Home Broadband services amounted to Php40 million in 2020, a decrease of Php45 million, or 53%, from Php85 million in 2019, primarily due to a decrease in the number of subscribers.

MVNO and Others

Revenues from our MVNO and other services amounted to Php564 million in 2020, a decrease of Php1,147 million, or 67%, from Php1,711 million in 2019, primarily due to lower facility service fees.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues decreased by Php204 million, or 3%, to Php6,041 million in 2020 from Php6,245 million in 2019, primarily due to lower quantity of mobile handsets issued as a result of the temporary closure of Smart Stores and Sun Shops brought about by the community quarantine measures during the pandemic.

Expenses

Expenses associated with our Wireless business segment amounted to Php82,946 million in 2020, an increase of Php8,587 million, or 12%, from Php74,359 million in 2019.  The increase was mainly attributable to higher depreciation and amortization, selling, general and administrative expenses, and provisions, partially offset by lower interconnection costs, and cost of sales and services.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 80% and 77% in 2020 and 2019, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	37,108	45	32,009	43	5,099	16
Depreciation and amortization	35,134	42	29,484	40	5,650	19
Cost of sales and services	8,041	10	9,324	13	(1,283)	(14)
Provisions	2,026	2	1,011	1	1,015	100
Interconnection costs	467	1	2,409	3	(1,942)	(81)
Asset impairment	170	—	122	—	48	39
Total	82,946	100	74,359	100	8,587	12

Selling, general and administrative expenses increased by Php5,099 million, or 16%, to Php37,108 million, primarily due to higher expenses related to amortization of intangible assets mainly on account of trademark amortization, taxes and licenses, selling and promotions, and rent, partly offset by lower expenses related to professional and other contracted services, compensation and employee benefits, and communication, training and travel.

Depreciation and amortization charges increased by Php5,650 million, or 19%, to Php35,134 million, mainly on account of higher depreciation due to shortened life of certain network, technology and other equipment resulting from the migration to faster speed LTE and 5G technologies, as well as transformation and cost reengineering initiatives, combined with higher depreciation of right-of-use asset.

Cost of sales and services decreased by Php1,283 million, or 14%, to Php8,041 million, primarily due to lower number of units issued for mobile handsets during the temporary closure of Smart Stores and Sun Shops as a result of the community quarantine, coupled by lower cost of content and services.

Provisions increased by Php1,015 million, or 100%, to Php2,026 million, mainly on account of higher expected credit losses primarily driven by the impact of the pandemic to the economy.

Interconnection costs decreased by Php1,942 million, or 81%, to Php467 million, primarily due to lower interconnection cost on domestic voice and SMS services, as a result of the removal of mobile domestic interconnection fees.

Asset impairment, consisting mainly of impairment of contract assets, increased by Php48 million, or 39%, to Php170 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – net:
Financing costs – net	(6,886)	(6,422)	(464)	(7)
Losses on derivative financial instruments – net	(126)	(243)	117	48
Foreign exchange gains – net	431	118	313	265
Interest income	537	703	(166)	(24)
Other income – net	3,104	821	2,283	278
Total	(2,940)	(5,023)	2,083	41

Our Wireless business segment’s other expenses amounted to Php2,940 million in 2020, a decrease of Php2,083 million, or 41%, from Php5,023 million in 2019, primarily due to the combined effects of the following: (i) higher other income – net by Php2,283 million mainly due to higher other miscellaneous income; (ii) higher net foreign exchange gains by Php313 million on account of revaluation of net foreign currency-denominated liabilities due to higher level of appreciation of the Philippine peso relative to the U.S. dollar; (iii) lower net losses on derivative financial instruments by Php117 million; (iv) lower interest income by Php166 million; and (v) higher net financing costs by Php464 million mainly due to higher interest expense on loans resulting from higher outstanding loan balance and lower capitalized interest.

Provision for Income Tax

Provision for income tax amounted to Php3,901 million in 2020, a decrease of Php522 million, or 12%, from Php4,423 million in 2019.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php1,323 million, or 10%, to Php14,424 million in 2020 from Php13,101 million in 2019.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php7,483 million, or 14%, to Php60,272 million in 2020 from Php52,789 million in 2019.  Adjusted EBITDA margin increased to 61% in 2020 from 58% in 2019.

Core Income

Our Wireless business segment’s core income increased by Php2,013 million, or 15%, to Php15,698 million in 2020 from Php13,685 million in 2019, mainly on account of higher EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and net financing costs.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php98,739 million in 2020, an increase of Php9,333 million, or 10%, from Php89,406 million in 2019.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	67,183	68	60,764	68	6,419	11
Voice	29,541	30	26,267	29	3,274	12
Miscellaneous	686	1	788	1	(102)	(13)
	97,410	99	87,819	98	9,591	11
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	1,329	1	1,587	2	(258)	(16)
Total Fixed Line Revenues	98,739	100	89,406	100	9,333	10

Service Revenues

Our fixed line service revenues increased by Php9,591 million, or 11%, to Php97,410 million in 2020 from Php87,819 million in 2019, primarily due to higher revenues from our data and voice services.

Data Services

Our data services posted revenues of Php67,183 million in 2020, an increase of Php6,419 million, or 11%, from Php60,764 million in 2019, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services.  The percentage contribution of this service segment to our fixed line service revenues accounted for 69% in each of the years ended December 31, 2020 and 2019.

The following table shows information of our data service revenues for the years ended December 31, 2020 and 2019:

			Increase
	2020	2019	Amount	%
	(amounts in million Php)
Data service revenues	67,183	60,764	6,419	11
Corporate data and ICT	34,138	32,315	1,823	6
Home broadband	33,045	28,449	4,596	16

Corporate Data and ICT

Corporate data services amounted to Php28,110 million in 2020, an increase of Php1,429 million, or 5%, as compared with Php26,681 million in 2019, mainly due to the sustained demand for broadband internet and data networking services.  Corporate data revenues accounted for 42% and 44% of total data services for the years ended December 31, 2020 and 2019, respectively.

ICT revenues increased by Php394 million, or 7%, to Php6,028 million in 2020 from Php5,634 million in 2019 mainly due to higher revenues from data centers, cloud and cybersecurity services.  The percentage contribution of this service segment to our total data service revenues accounted for 9% in each of the years ended December 31, 2020 and 2019.

Home Broadband

Home broadband data revenues amounted to Php33,045 million in 2020, an increase of Php4,596 million, or 16%, from Php28,449 million in 2019.  This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr) and fixed wireless (PLDT Home WiFi).  PLDT Home offers broadband services through the nationwide roll-out of its fiber-to-the-home, or FTTH, network and its existing copper network.  Home broadband revenues accounted for 49% and 47% of total data service revenues in 2020 and 2019, respectively.  PLDT’s FTTH nationwide network roll-out has reached approximately 9.0 million homes passed as of December 31, 2020.

Voice Services

Revenues from our voice services increased by Php3,274 million, or 12%, to Php29,541 million in 2020 from Php26,267 million in 2019, primarily due to higher revenues from international services of PLDT Global, partly offset by lower revenues from domestic and local exchange services.  The decline in domestic and local exchange services was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as subscribers’ shift to mobile services.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 30% in each of the years ended December 31, 2020 and 2019.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php102 million, or 13%, to Php686 million in 2020 from Php788 million in 2019.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% in each of the years ended December 31, 2020 and 2019.

Non-service Revenues

Non-service revenues decreased by Php258 million, or 16%, to Php1,329 million in 2020 from Php1,587 million in 2019, primarily due to lower sale of hardware, Telpad units, and computer bundles, partially offset by higher sale of Prepaid Home WiFi and managed ICT equipment.

Expenses

Expenses related to our Fixed Line business segment totaled Php84,717 million in 2020, an increase of Php12,332 million, or 17%, as compared with Php72,385 million in 2019.  The increase was primarily due to higher interconnection costs, selling, general and administrative expenses, depreciation and amortization, and provisions.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 86% and 81% in 2020 and 2019, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	43,860	52	40,856	56	3,004	7
Depreciation and amortization	19,383	23	16,141	22	3,242	20
Interconnection costs	11,715	14	7,577	11	4,138	55
Provisions	5,394	6	3,530	5	1,864	53
Cost of sales and services	4,269	5	4,112	6	157	4
Asset impairment	96	—	169	—	(73)	(43)
Total	84,717	100	72,385	100	12,332	17

Selling, general and administrative expenses increased by Php3,004 million, or 7%, to Php43,860 million primarily due to higher expenses related to compensation and employee benefits, mainly on account of higher pension benefits, repairs and maintenance, professional and other contracted services, and selling and promotions, partly offset by lower rent, taxes and licenses, and communication, training and travel expenses.

Depreciation and amortization charges increased by Php3,242 million, or 20%, to Php19,383 million mainly on account of higher depreciable asset base and depreciation due to shortened life of certain network equipments, resulting from the migration to FTTH, combined with higher depreciation of right-of-use asset.

Interconnection costs increased by Php4,138 million, or 55%, to Php11,715 million, primarily due to higher international interconnection costs of PLDT Global.

Provisions increased by Php1,864 million, or 53%, to Php5,394 million, primarily due to higher provisions for expected credit losses mainly on account of lower collection efficiency and decline in macroeconomic factors, and higher provision for inventory obsolescence.

Cost of sales and services increased by Php157 million, or 4%, to Php4,269 million, primarily due to higher cost of sale of Prepaid Home WiFi and managed ICT equipment, partly offset by lower cost of services, as well as lower cost of hardware, Telpad units and computer bundles.

Asset impairment, consisting mainly of impairment of contract assets, decreased by Php73 million, or 43%, to Php96 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – net:
Foreign exchange gains – net	1,153	400	753	188
Interest income	636	680	(44)	(6)
Equity share in net earnings of associates	50	568	(518)	(91)
Losses on derivative financial instruments – net	(270)	(196)	(74)	(38)
Financing costs – net	(6,059)	(5,078)	(981)	(19)
Other income – net	8,711	3,367	5,344	159
Total	4,221	(259)	4,480	1,730

Our Fixed Line business segment’s other income amounted to Php4,221 million in 2020, a change of Php4,480 million as against other expenses of Php259 million in 2019, primarily due to the combined effects of the following: (i) higher other income – net by Php5,344 million mainly due to gain on sale and leaseback of Smart Headquarters and other miscellaneous income; (ii) higher net foreign exchange gains by Php753 million on account of revaluation of net foreign currency-denominated liabilities due to higher level of appreciation of the Philippine peso relative to the U.S. dollar; (iii) lower interest income by Php44 million; (iv) higher net losses on derivative financial instruments by Php74 million; (v) lower equity share in net earnings of associates by Php518 million; and (vi) higher net financing costs by Php981 million mainly due to higher interest expense on loans resulting from higher outstanding loan balance, partially offset by higher capitalized interest.

Provision for Income Tax

Provision for income tax amounted to Php3,734 million in 2020, a decrease of Php1,607 million, or 30%, from Php5,341 million in 2019.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php14,509 million in 2020, an increase of Php3,088 million, or 27%, as compared with Php11,421 million in 2019.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php243 million, or 1%, to Php33,405 million in 2020 from Php33,162 million in 2019.  Adjusted EBITDA margin decreased to 34% in 2020 from 38% in 2019.

Core Income

Our Fixed Line business segment’s core income increased by Php2,932 million, or 23%, to Php15,463 million in 2020 from Php12,531 million in 2019, primarily due to higher EBITDA and other miscellaneous income, as well as lower provision for income tax, partially offset by higher depreciation and amortization, and net financing costs.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of 2020 and 2019.

Expenses

Expenses related to our Other business segment decreased by Php89 million, or 88%, to Php12 million in 2020 from Php101 million in 2019.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our Other business segment’s other income (expenses) – net for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – net:
Equity share in net losses of associates and joint ventures	(2,378)	(2,103)	(275)	(13)
Financing costs – net	(55)	—	(55)	(100)
Foreign exchange losses – net	(48)	(76)	28	37
Gains on derivative financial instruments – net	18	155	(137)	(88)
Interest income	92	362	(270)	(75)
Other income (expenses) – net	1,448	(450)	1,898	422
Total	(923)	(2,112)	1,189	56

Our Other business segment’s other expenses amounted to Php923 million in 2020, a decrease of Php1,189 million, or 56%, from Php2,112 million in 2019, primarily due to the combined effects of the following: (i) other income – net of Php1,448 million in 2020 as against other expenses of Php450 million in 2019 mainly due to losses on fair value of Phunware investment in 2019 and higher other miscellaneous income, partially offset by losses on fair value in 2020 as against gains on fair value in 2019 of Rocket Internet investment, and higher losses on fair value of iflix investment; (ii) lower net foreign exchange losses by Php28 million; (iii) net financing costs of Php55 million in 2020; (iv) lower net gains on derivative financial instruments by Php137 million; (v) lower interest income by Php270 million; and (vi) higher equity share in net losses of associates and joint ventures by Php275 million mainly due to equity share in net losses in 2020 as against equity share in net earnings in 2019 of Multisys, and higher equity share in net losses of VIH.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php318 million in 2020, a decrease of Php1,451 million, or 82%, from Php1,769 million in 2019.

Core Income (Loss)

Our Other business segment’s core income amounted to Php193 million in 2020 as against core loss of Php1,151 million in 2019.

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

In compliance with Memorandum Circular (“MC”) No. 05-07-2018 issued by the National Telecommunications Commission, or NTC, the interconnection rate for our voice calls was reduced to Php0.50 per minute from Php2.50 per minute, and the rate for SMS was down to Php0.05 per message from Php0.15 per message effective
September 1, 2018.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2019 and 2018:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2019
Service Revenues
Wireless	90,661			(2,418)	88,243
Mobile	88,865			(1,042)	87,823
Home Broadband	85			—	85
MVNO and others	1,711			(1,376)	335
Fixed Line		87,819		(14,707)	73,112
Data		60,764		(7,977)	52,787
Corporate data and ICT		32,315		(7,835)	24,480
Home broadband		28,449		(142)	28,307
Voice		26,267		(6,377)	19,890
Miscellaneous		788		(353)	435
Others			—	—	—
Total Service Revenues	90,661	87,819	—	(17,125)	161,355
Non-Service Revenues
Sale of computers, phone units, mobile handsets and subscriber identification module, or SIM-packs	6,245	1,223	—	(30)	7,438
Point-product sales	—	364	—	30	394
Total Non-Service Revenues	6,245	1,587	—	—	7,832
Total Revenues	96,906	89,406	—	(17,125)	169,187
For the year ended December 31, 2018
Service Revenues
Wireless	83,001			(2,736)	80,265
Mobile	81,096			(1,192)	79,904
Home Broadband	155			—	155
MVNO and others	1,750			(1,544)	206
Fixed Line		81,648		(10,628)	71,020
Data		55,732		(6,228)	49,504
Corporate data and ICT		28,999		(5,973)	23,026
Home broadband		26,733		(255)	26,478
Voice		25,178		(4,030)	21,148
Miscellaneous		738		(370)	368
Others			1,094	(10)	1,084
Total Service Revenues	83,001	81,648	1,094	(13,374)	152,369
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	6,928	3,064	44	(8)	10,028
Point-product sales	—	510	—	7	517
Total Non-Service Revenues	6,928	3,574	44	(1)	10,545
Total Revenues	89,929	85,222	1,138	(13,375)	162,914

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	96,906	57	89,929	55	6,977	8
Fixed line	89,406	53	85,222	52	4,184	5
Others(1)	—	—	1,138	1	(1,138)	(100)
Inter-segment transactions	(17,125)	(10)	(13,375)	(8)	(3,750)	(28)
Consolidated	169,187	100	162,914	100	6,273	4

(1)	Other business segment includes revenues from digital platforms and mobile financial services.

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

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Wireless	(5,023)	(625)	(4,398)	704
Fixed line	(259)	(45)	(214)	(476)
Others	(2,112)	12,099	(14,211)	(117)
Inter-segment transactions	329	(2,387)	2,716	114
Consolidated	(7,065)	9,042	(16,107)	(178)

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

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2019 and 2018:

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

The following table summarizes our total revenues by service from our wireless business for the years ended December 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	88,865	92	81,096	90	7,769	10
Home broadband	85	—	155	—	(70)	(45)
MVNO and others(1)	1,711	2	1,750	2	(39)	(2)
Total Wireless Service Revenues	90,661	94	83,001	92	7,660	9

Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	6,245	6	6,928	8	(683)	(10)
Total Wireless Revenues	96,906	100	89,929	100	6,977	8

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

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

			Increase (Decrease)
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

In compliance with MC No. 05-12-2017 issued jointly by the NTC, DICT, and DTI, Smart, TNT, and Sun extended the validity of prepaid loads to one year from the date of latest top-up.  Beginning January 2018, the one-year validity was implemented particularly on prepaid loads worth Php300 and above.  In July 2018, the one-year validity was fully implemented for all prepaid loads, including denominations lower than Php300, regardless of the validity period printed on the physical cards already out in the market.

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

The following table summarizes our average monthly ARPUs for the years ended December 31, 2019 and 2018:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2019	2018	Amount	%	2019	2018	Amount	%
	(in Php)				(in Php)
Prepaid
Smart	132	130	2	2	116	118	(2)	(2)
TNT	77	79	(2)	(3)	69	71	(2)	(3)
Sun	84	89	(5)	(6)	75	81	(6)	(7)
Postpaid
Smart	824	836	(12)	(1)	806	819	(13)	(2)
Sun	418	403	15	4	411	401	10	2

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, gross of discounts and content provider costs, by the average number of subscribers in the month.

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

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses):
Financing costs – net	(6,422)	(1,865)	(4,557)	(244)
Gain (losses) on derivative financial instruments – net	(243)	449	(692)	(154)
Equity share in net earnings (losses) of associates	—	62	(62)	(100)
Foreign exchange gains (losses) – net	118	(125)	243	194
Interest income	703	719	(16)	(2)
Other income – net	821	135	686	508
Total	(5,023)	(625)	(4,398)	(704)

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

Core Income

Our Wireless business segment’s core income increased by Php3,925 million, or 40%, to Php13,685 million in 2019 from Php9,760 million in 2018, mainly on account of higher Adjusted EBITDA, partially offset by higher depreciation expense, net financing costs and provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php89,406 million in 2019, an increase of Php4,184 million, or 5%, from Php85,222 million in 2018.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	60,764	68	55,732	65	5,032	9
Voice	26,267	29	25,178	30	1,089	4
Miscellaneous	788	1	738	1	50	7
	87,819	98	81,648	96	6,171	8
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	1,587	2	3,574	4	(1,987)	(56)
Total Fixed Line Revenues	89,406	100	85,222	100	4,184	5

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

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2019 and 2018 and the percentage of each expense in relation item to the total:

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

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses):
Financing costs – net	(5,078)	(5,195)	117	2
Gains (losses) on derivative financial instruments – net	(196)	355	(551)	(155)
Equity share in net earnings of associates	568	171	397	232
Foreign exchange gains (losses) – net	400	(58)	458	790
Interest income	680	812	(132)	(16)
Other income – net	3,367	3,870	(503)	(13)
Total	(259)	(45)	(214)	(476)

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

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for our Other business segment for the years ended December 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses):
Interest income	362	536	(174)	(32)
Gains on derivative financial instruments – net	155	282	(127)	(45)
Gains on deconsolidation of VIH	—	12,054	(12,054)	(100)
Financing costs – net	—	(131)	131	100
Foreign exchange losses	(76)	(588)	512	(87)
Equity share in net losses of associates and joint ventures	(2,103)	(320)	(1,783)	(557)
Other income – net	(450)	266	(716)	(269)
Total	(2,112)	12,099	(14,211)	(117)

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

Capital Expenditure Plans

We are one of the leading telecommunications and digital services provider in the Philippines.  We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our current estimate for our consolidated capital expenditures in 2021 is approximately Php88 billion to Php92 billion, which is expected to be spent on network maintenance and expansion and IT projects, mainly to support the exponential rise in mobile data traffic, and for broadband installations.  Our capital spending is focused on our objective of supporting the changing demand profile of our customers, allowing the delivery of a superior customer experience, and helping corporate customers revive their businesses.

We plan to expand our LTE network in line with our desire to provide coverage to substantially all of the country’s cities and municipalities by the end of 2021.  We intend to expand and upgrade our fixed access networks for cable fortification and resiliency in various locations.  The expansion of our national and domestic networks is intended to follow the roll-out of our access networks.

We also plan to continue the transformation of our service delivery platforms and IT in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

Furthermore, the company’s capex investments, particularly in the transport network, aim to make the PLDT network 5G-ready.

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

We expect to fund incremental capital expenditures from loan financing, free cash flow and proceeds from sale of real estate assets.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2020, 2019 and 2018 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2020 and 2019:

	2020	2019	2018
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	85,076	69,392	61,116
Net cash flows used in investing activities	(68,669)	(84,316)	(25,054)
Payment for purchase of property and equipment, including capitalized interest	(78,100)	(89,701)	48,771
Net cash flows provided by (used in) financing activities	463	(11,613)	(18,144)
Net increase (decrease) in cash and cash equivalents	15,868	(27,285)	18,749

	2020	2019
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	205,195	172,834

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	17,570	19,722
Total interest-bearing financial liabilities	222,765	192,556
Total equity attributable to equity holders of PLDT	115,408	111,987
	338,173	304,543
Other Selected Financial Data
Total assets	575,846	525,027
Property and equipment	260,868	232,134
Cash and cash equivalents	40,237	24,369
Short-term investments	989	314

Our consolidated cash and cash equivalents and short-term investments totaled Php41,226 million as at December 31, 2020.  Principal sources of consolidated cash and cash equivalents in 2020 were cash flows from operating activities amounting to Php85,076 million, proceeds from availment of long-term and short-term debts of Php61,271 million and Php10,000 million, respectively, proceeds from the disposal of property and equipment of Php5,830 million, proceeds from maturity of short-term investments of Php4,375 million, collection of MPIC receivables of Php2,826 million, proceeds from disposal of Rocket Internet shares of Php2,127 million and interest received of Php1,106 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php78,100 million; (2) long-term debt principal and interest payments of Php28,365 million and Php8,343 million, respectively; (3) cash dividend payments of Php16,721 million; (4) payment of short-term debt of Php10,000 million; (5) payment for purchase of short-term investments of Php5,147 million; (6) settlement of obligations under lease liabilities of Php5,781 million; and (7) payment for purchase of investment in debt securities of Php1,194 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php24,683 million as at December 31, 2019.  Principal sources of consolidated cash and cash equivalents in 2019 were cash flows from operating activities amounting to Php69,392 million, proceeds from availment of long-term debt of Php37,500 million, interest received of Php1,723 million, collection of receivables from MPIC of Php1,771 million, proceeds from disposal of Rocket Internet shares of Php1,021 million and net proceeds from maturity of short-term investments of Php843 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php89,701 million; (2) debt principal and interest payments of Php20,494 million and Php7,143 million, respectively; (3) cash dividend payments of Php15,592 million; and (4) settlement of obligations under lease liabilities of Php5,399 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php15,684 million, or 23%, to Php85,076 million in 2020 from Php69,392 million in 2019, primarily due to lower prepayments, higher operating income, lower pension and other employee benefits, and a lower level of settlement of other noncurrent liabilities and accrued expenses and other current liabilities, partially offset by a higher level of settlement of accounts payable.

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

Cash flows provided by operating activities of our Wireless business segment increased by Php5,823 million, or 13%, to Php50,073 million in 2020 from Php44,250 million in 2019, primarily due to lower prepayments and lower level of settlement of other current liabilities, and accrued expenses and other current liabilities, partially offset by higher level of settlement of accounts payable and lower level of collection of receivables.  Cash flows provided by operating activities of our Fixed Line business segment increased by Php15,270 million, or 75%, to Php35,571 million in 2020 from Php20,301 million in 2019 primarily due to lower pension and other employee benefits, lower level of settlement of accounts payable, higher operating income and lower prepayments, partially offset by lower level of collection of receivables.  Cash flows provided by operating activities of our Other business segment amounted to Php10,174 million in 2020, as against cash flows used in operating activities of Php379 million in 2019, primarily due to higher operating income and lower level of settlement of accounts payables, partially offset by lower level of collection of receivables.

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

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php68,669 million in 2020, a decrease of Php15,647 million, or 19%, from Php84,316 million in 2019, primarily due to the combined effects of the following: (1) lower payment for purchase of property and equipment, including capitalized interest, by Php11,601 million; (2) higher proceeds from the disposal of property and equipment by Php5,606 million; (3) higher proceeds from disposal of Rocket Internet shares by Php1,106 million; (4) higher level of collection of MPIC receivables by Php1,055 million; (5) lower interest received by Php617 million; (6) net payment for purchase of investment in debt securities of Php1,044 million in 2020; and (7) net payment for purchase of short-term investment of Php772 million in 2020 as against net proceeds from maturity of short-term investments of Php843 million in 2019.

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

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2020 totaled Php78,100 million, a decrease of Php11,601 million, or 13%, as compared with Php89,701 million in 2019.  Smart’s payment for purchase of property, including capitalized interest, decreased by Php15,100 million, or 28%, to Php39,002 million in 2020 from Php54,102 million in 2019.  Smart’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity, and rollout of 5G base stations in key business districts of Metro Manila, and key cities in Visayas and Mindanao.  PLDT’s payment for purchase of property, including capitalized interest, increased by Php4,332 million, or 13%, to Php38,291 million in 2020 from Php33,959 million in 2019.  PLDT’s capex spending was used to finance the fixed line expansion, modernization and upgrade of transport network, continuous expansion of fiber optic footprint nationwide, and expansion of our international submarine cable network.  The balance represents other subsidiaries’ capital spending.

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

Financing Activities

On a consolidated basis, cash flows provided by financing activities amounted to Php463 million in 2020, as against cash flows used in financing activities of Php11,613 million in 2019, primarily due to the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php23,771 million; (2) higher settlement of obligations under lease liabilities by Php382 million; (3) higher payment of debt issuance costs by Php732 million; (4) higher interest paid by Php1,200 million; (5) higher cash dividends paid by Php1,129 million; and (6) higher payments of long-term debt by Php7,871 million.

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

Debt Financing

Proceeds from availment of long-term and short-term debts in 2020 amounted to Php61,271 million and Php10,000 million, respectively, mainly from PLDT’s issuance of fixed rate U.S. Dollar notes and PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations, prepayment of outstanding loans and financing of capital expenditure requirements.  Payments of principal on our long-term and short-term debts in 2020 amounted to Php28,365 million and Php10,000 million, respectively, while payment of interest amounted to Php8,343 million.

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

Our consolidated long-term debt increased by Php30,209 million, or 16%, to Php222,765 million as at December 31, 2020 from Php192,556 million as at December 31, 2019, primarily due to issuance of fixed rate U.S. Dollar notes and drawings from our long-term and short-term facilities, partly offset by debt amortizations and prepayments.  As at December 31, 2020, Smart’s long-term debt level increased by 1%, to Php78,764 million from Php78,152 as at December 31, 2019, and PLDT’s long-term debt level increased by 26% to Php144,001 million from Php114,404 million as at December 31, 2019.

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

As at December 31, 2020 and 2019, we are in compliance with all of our debt covenants.

See Note 21 – Interest-Bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our debt covenants.

Equity Financing

On August 5, 2014, the Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends.  On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings for 2016, 2017 and 2018, and 60% of our telco core income for 2019 and 2020.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments paid to shareholders amounted to Php16,721 million, Php15,592 million and Php13,928 million as at December 31, 2020, 2019 and 2018, respectively.

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2020 and 2019:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
2020				(amounts in million Php, except per share amount)
Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
Preferred
10% Cumulative Convertible Redeemable Preferred Stock JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021	—	3
					16,695
2019
Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
Preferred
10% Cumulative Convertible Redeemable Preferred Stock JJ	May 9, 2019	May 31, 2019	June 28, 2019	1	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 4, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2020	—	3
Charged to Retained Earnings					15,615

(1)	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2020 are detailed as follows:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
Common Stock
Regular Dividend
	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 26, 2021	February 22, 2021	March 15, 2021	—	12

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
					8,657

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

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook
Moody’s Investor Service, or Moody’s	Local Currency Issuer Rating	Baa2	Stable
S&P Global (formerly Standard & Poor’s Ratings Services)	Long-term Foreign Issuer Credit	BBB+	Stable
	Senior Unsecured Notes Programs	BBB+
Fitch Ratings, or Fitch (unsolicited)	Long-term Foreign Currency Issuer Default Rating	BBB	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
CRISP	Issuer rating	AAA	Stable

On March 18, 2021, Moody’s affirmed PLDT’s long-term local currency issuer rating at “Baa2”.  Rating is considered “investment grade.”  The outlook is stable.

On November 26, 2020, S&P Global affirmed our long-term foreign issuer credit rating at “BBB+”, with a stable outlook, and also, on our senior unsecured notes programs at “BBB+”.  These ratings are considered as “investment grade.”

On January 28, 2021, Fitch affirmed, on unsolicited basis, PLDT’s long-term foreign currency issuer default rating and long-term local currency issuer default rating at “BBB”, with a stable outlook.  On the same date, Fitch has withdrawn all of PLDT’s ratings for commercial reasons.

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale.  CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.  As at March 25, 2021, there has been no change in the credit rating issued by CRISP.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2020 and 2019, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at December 31, 2020 and 2019.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the years ended December 31, 2020 and 2019 were 2.6% and 2.5%, respectively.  We expect inflation to stay within the 2% to 4% target range of the BSP.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at February 28, 2021 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	74	November 24, 1998 to present
Manuel L. Argel, Jr.	71	January 28, 2020 to present
Helen Y. Dee	76	June 18, 1986 to present
Ray C. Espinosa	64	November 24, 1998 to present
James L. Go	81	November 3, 2011 to present
Shigeki Hayashi	53	August 10, 2017 to present
Junichi Igarashi	57	August 9, 2018 to present
Bernido H. Liu(1)	58	September 28, 2015 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban(1)	84	April 23, 2013 to present
Albert F. del Rosario	81	July 11, 2016 to present
Pedro E. Roxas(1)	64	March 1, 2001 to present
Marife B. Zamora	68	November 14, 2016 to present
Ma. Lourdes C. Rausa-Chan	67	March 29, 2011 to present
(1)	Independent Director.

The name, age, position and period of service of the executive officers of PLDT as at February 28, 2021 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan	74	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2016 to present
Alfredo S. Panlilio	57	Chief Revenue Officer	July 1, 2019 to present
Anabelle L. Chua	60	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to May 17, 2015
		Treasurer	February 1, 1999 to May 17, 2015
		Chief Financial Officer of Smart	December 1, 2005 to May 17, 2015
		Chief Financial Officer of PLDT	May 18, 2015 to present
		Chief Risk Management Officer	August 9, 2018 to present
Victorico P. Vargas	69	Business Transformation Office Head	January 1, 2016 to present
Marilyn A. Victorio-Aquino	65	Chief Legal Counsel	December 1, 2018 to present
		Senior Vice President	January 1, 2019 to present
Gina Marina P. Ordoñez	59	Chief People Officer	March 21, 2019 to present
		Senior Vice President	May 21, 2019 to present
Mary Rose L. dela Paz(1)	49	Senior Vice President	August 6, 2020 to present
		Chief Procurement Officer	August 6, 2020 to present
Mario G. Tamayo(2)	60	Senior Vice President	January 1, 2021 to present
		Technology Group Head	January 1, 2021 to present
		Network Planning and Engineering	January 1, 2021 to present
Ma. Lourdes C. Rausa-Chan	67	Senior Vice President	January 5, 1999 to November 30, 2018
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	January 5, 1999 to November 30, 2018
		Chief Governance Officer	March 4, 2008 to present
Alejandro O. Caeg	60	Senior Vice President	January 1, 2012 to present
		Consumer Sales Head	July 31, 2019 to present
		Consumer Customer Development Head	August 1, 2017 to July 30, 2019
		Wireless Consumer Division Sales and Distribution Head of Smart	December 1, 2016 to July 31, 2017
		International and Carrier Business Head	March 1, 2009 to November 30, 2016
Juan Victor I. Hernandez	47	Senior Vice President	March 23, 2017 to present
		Enterprise Business Head	December 1, 2016 to present
		Corporate Business Head	August 2009 to November 30, 2016
Menardo G. Jimenez, Jr.	57	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Fixed Line Business Transformation Office (BTO) Head	August 1, 2010 to November 30, 2016
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		BTO Deputy Head	January 1, 2017 to July 30, 2019
June Cheryl A. Cabal-Revilla(3)	47	Senior Vice President	May 12, 2017 to December 31, 2020
		Chief Sustainability Officer	December 31, 2019 to December 31, 2020
		Financial Reporting and Controllership Head	November 15, 2006 to December 31, 2020
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Chief Financial Officer of Smart and DMPI	May 18, 2015 to December 31, 2020
		PLDT Group Controller	May 18, 2015 to December 31, 2020
Leo I. Posadas	54	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
Gil Samson D. Garcia	49	First Vice President	November 8, 2018 to present
		OIC-Financial Reporting and Controllership	December 1, 2020 to present

(1)	Promoted to Senior Vice President effective August 6, 2020.
(2)	Appointed as Senior Vice President/Technology Group Head effective January 1, 2021.
(3)	Retirement effective on the close of business hour on December 31, 2020.

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

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 74 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. Since January 1, 2016, he has held the position of President and Chief Executive Officer of PLDT, and served as President and Chief Executive Officer of Smart until August 7, 2019.  Mr. Pangilinan is the Chairman of the Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees of the Board of Directors of PLDT.  He also serves as  Chairman of MPIC, Meralco, PXP Energy Corporation and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Inc., all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, DMPI, Digitel, PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Philex Petroleum Corporation, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated.  He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

Mr. Pangilinan founded First Pacific, a Hongkong Stock Exchange-listed company, in 1981 and serves as its Executive Chairman, Managing Director and Chief Executive Officer. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and Amateur Boxing Association of the Philippines, a governing body of amateur boxers in the country, and the Chairman Emeritus of the Samahang Basketbol ng Pilipinas. He is also the Chairman of Philippine Business for Social Progress, the largest private sector social action organization made up of the country’s largest corporations and a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

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

Retired Judge Manuel L. Argel, Jr., 71 years old, is a member of the Philippine Social Security Commission, the Governing Board of the Social Security System (“SSS”).  He participates in the governance of the SSS in terms of providing policy directions, monitoring and overseeing management actions.  He also performs quasi-judicial functions in decisions rendered on cases involving SSS coverage, benefits, contributions and penalties.

He started his law career as an associate in private full-service law firms until he formed his own law firm in 1981.  While in private practice, Retired Judge Argel was accredited in 1995 as a Voluntary Labor Arbitrator of the National Conciliation and Mediation Board.  He also served as President of the Integrated Bar of the Philippines (Ilocos Chapter) from 1993 to 1995, Provincial Secretary of the National Citizens’ Movement for Free Elections, Chairman of the Ilocos Sur Local Amnesty Board, and a member of the People’s Assistance Development Action Center, Inc.

His stint in the government started when he was elected as a member of the Sangguniang Bayan of Vigan City in 1980.  In 2008, he received the Legislator’s Award given by the City Government of Vigan in recognition of his accomplishments and contributions as former legislator of Vigan City.

In 1995, he was appointed as Regional Trial Court Judge of Laoag City and served as Executive Judge from 2005 to 2007 and Presidential Assistant for Region I in the Philippine Judges Association.  He retired from the Judiciary in 2015.  His record of public service as a judge was marked by a very high degree of competence, integrity, dedication and independence.

He obtained his Bachelor of Arts in Philosophy and Bachelor of Laws Degrees from San Beda College.

Ms. Helen Y. Dee, 76 years old, has been a director of PLDT since June 18, 1986.  She is the Chairperson of EEI Corporation, House of Investments,  Petro Energy Resources Corporation, Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses, which are listed on page 120 hereof.  Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 64 years old, has been a director of PLDT since November 24, 1998, is a member of the Technology Strategy and Data Privacy and Information Security Committees of the Board of Directors of PLDT, and Senior Advisor to the President and CEO of PLDT since January 28, 2019.  He is a trustee of the PLDT-Smart Foundation Inc. and the Beneficial Trust Fund of PLDT. He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019. He served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until April 2010 and as President and CEO of TV5 Network Inc. and Cignal TV from December 2009 until May 2013.

Atty. Espinosa is also the President and CEO of Meralco. He is a director of Roxas Holdings Inc., an independent director of Lepanto Consolidated Mining Company and chairman of its Audit Committee, and an independent director of Maybank Philippines Inc. and chairman of its Risk Management Committee. He is also the chairman of the Philstar Group of Companies and BusinessWorld Publication Corporation. In June 2013, he joined First Pacific Company Limited as Associate Director.

He has a Master of Laws degree from the University of Michigan School of Law and a Bachelor of Laws degree from the Ateneo de Manila University School of Law, and is a member of the Integrated Bar of the Philippines. He was a partner of SyCip Salazar Hernandez & Gatmaitan from 1982 to 2000, a foreign associate at Covington and Burling (Washington, D.C.) from 1987 to 1988, and a law lecturer at the Ateneo de Manila School of Law from 1983 to 1985 and 1989. He placed first in the 1982 Philippine Bar Examinations.

Mr. James L. Go, 81 years old, has been a director of PLDT since November 3, 2011. He is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is also the Chairman of JG Summit Holdings, Inc. and Cebu Air, Inc. Mr. Go holds the position of Chairman and Chief Executive Officer of Oriental Petroleum and Minerals Corporation. He is also the Chairman Emeritus of Universal Robina Corporation, Robinsons Land Corporation, JG Summit Petrochemical Corporation, and JG Summit Olefins Corporation. He is the Vice Chairman of Robinsons Retail Holdings, Inc. and a Director of the Manila Electric Company and Meralco Powergen Corporation. He is also the President and Trustee of the Gokongwei Brothers Foundation, Inc. Mr. James L. Go obtained his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Shigeki Hayashi, 53 years old, has been a director of PLDT since August 10, 2017. He is the Senior Vice President, Corporate Planning, NTT Ltd Japan Corporation since NTT Group’s global reorganization in 2019. He handles corporate strategy and planning of the global business previously operated by NTT Communications. His previous positions in NTT Communications were Vice President, Global Business (2016 to 2019), Director-Planning, Global Business (2012 to 2016), Senior Manager-Overseas Business Management, Global Business (2007 to 2012) and Senior Manager-Tax Accounting Division, Accounts and Finance Department (1999 to 2004). He was the Deputy General Manager-Corporate Management Department of NTT Europe Ltd. from 2004 to 2007. Mr. Hayashi obtained his Bachelor of Economics Degree from Osaka University.

.

Mr. Junichi Igarashi, 57 years old,  has been a director of PLDT since August 9, 2018.   He is also a member of the Governance & Nomination, Executive Compensation, Technology Strategy, Risk, and Data Privacy and Information Security Committees, and an Advisor of the Audit Committee of the Board of Directors of PLDT. He is also the Chief Operating Advisor of PLDT. From 2016 to 2018, he served as a Director of NTT DOCOMO, Smart Life Business Division in Tokyo, Japan. He developed and sold a language translation & travel mobile application (Jspeak: Japanese – 10 languages) for inbound travelers to Japan. From 2006 to 2016, he represented NTT DOCOMO as a GSMA PSMC (Product & Service Management Committee) member and exchanged strategic views about mobile industry with top 25 largest MNOs. On top of that, from 2013 to 2016, he was assigned in London, UK as General Manager for DOCOMO Europe, Inc. (a subsidiary of NTT DOCOMO) and worked with GSMA executives in GSMA London HQ. From 2006-2013, he served as a Director of NTT DOCOMO, Global Business Division in Japan. He conducted the PoC of WiMax Service in Canada (with Primus Communications, Inc.) and in Singapore (with InterTouch, Inc.). Prior to that, he served as a Director of Business Development and Head of Japanese Corporate Sales Division from 2003-2006 in StarHub, Singapore.

Mr. Igarashi received his Master Degree in Mechanical Engineering from Tokyo University and  his Master of Business Administration from the University of Michigan Ann Arbor, USA.

Mr. Bernido H. Liu, 58 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance, Nomination and Sustainability, Data Privacy and Information Security Committee, Executive Compensation and Risk Committees of the Board of Directors of PLDT. He is the Chairman and Chief Executive Officer of GOLDEN ABC, Incorporated. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, Red Logo Lifestyle Inc., Greentree Food Solutions, Inc., and is a director of GABC International PTE. LTD. and GABC Singapore Retail PTE. LTD.  He is a trustee for the Philippine Retailers Association, a director for Mga Likha ni Inay, Inc., and until March 27, 2018, was an independent member of the Board of Trustees of the PLDT-Smart Foundation, Inc.

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

Retired Chief Justice Artemio V. Panganiban, 84 years old,  has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance, Nomination and Sustainability, and Executive Compensation Committees, and Chairman of the Risk Committee, of the Board of Directors of PLDT. He was appointed as Lead Independent Director effective March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as Senior Adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties, Corp.  He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc.,  Chairman of the Philippine National Committee of the Asean Law Association, a member of the Permanent Court of Arbitration in The Hague, Netherlands, and a column writer of the Philippine Daily Inquirer.

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

Ambassador Albert F. del Rosario, 81 years old,  has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from February 2011 to March 2016 and also served as Philippine

Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of various firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

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

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad.  In September 2004, he was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines and the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 APEC in December 2015. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation, 2014 Management Man of the Year by Management Association of the Philippines, 2016 Outstanding Government National Official by Volunteers Against Crime and Corruption (VACC), 2016 Asia CEO Award as Life Contributor, and Manuel L. Quezon Gawad Parangal as Quezon City’s Most Outstanding Citizens for 2016. He was elevated to the Xavier Hall of Fame in New York City in 2006. He received the AIM Washington Sycip Distinguished Management Leadership Award in 2011, Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015, Rotary Club Makati West’s First “Albert del Rosario Award” (Tungo sa Makatarungang Pamumuhay) in August 2016, Outstanding  Leadership in Diplomatic Service  by Miriam College Department of International Studies and Philippine Tatler’s Diamond Award both in November 2016.  On September 25, 2018, he was conferred the Honorary Degree of Doctor for Humanities by the Ateneo de Manila University for staunchly defending the sovereignty and territorial integrity of the country, raising the standards of economic diplomacy and proactively ensuring the safety and security of overseas Filipinos everywhere. Recently, he was given an award by the De La Salle University for upholding the country’s sovereign rights in the West Philippine Sea and for fostering respect for the rule of law.

Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Mr. Pedro E. Roxas, 64 years old, has been a director of PLDT since March 1, 2001 and qualified as an independent director since 2002. He is the Chairman of the Audit Committee and serves as an independent member of the Risk, Governance, Nomination and Sustainability and Executive Compensation Committees of the Board of Directors of PLDT.  He is the Chairman of Roxas Holdings, Inc. and Roxas and Company, Inc., and an independent director of Meralco, BDO Private Bank and CEMEX Holdings Phil. Inc., which are reporting or PSE-listed companies.  He is also the Chairman, President or a director of companies or associations in the fields of agri-business, sugar manufacturing and real estate development including Brightnote Assets Corporation, Club Punta Fuego, Inc., and Philippine Sugar Millers Association, and a member of the Board of Trustees of Philippine Business for Social Progress and Fundacion Santiago (where he is also the President) and Roxas Foundation, Inc.. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Ms. Marife B. Zamora, 68 years old,  has been a director of PLDT since November 14, 2016.  She is the Chairman of the Board of Willis Towers Watson Insurance Brokers, Inc., a member of the Board of Trustees of the Asian Institute of Management and ABS-CBN Foundation Inc. She is President of the UP Sigma Delta Phi Alumnae Association.   She co-founded the Filipina CEO Circle. She was Chairman of Convergys Philippines until December 2018, Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines, setting up its first contact center in 2003 and leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines.  Honors conferred on Ms.

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

Ms. Ma. Lourdes C. Rausa-Chan, 67 years old, has been a director of PLDT since March 29, 2011 and is a non-voting member of the Governance, Nomination and Sustainability Committee of the Board of Directors of PLDT. She has been serving as Corporate Secretary and Chief Governance Officer since November 1998 and March 2008, respectively, and was the Head of Corporate Affairs and Legal Services until November 30, 2018. She is a director and the Corporate Secretary of ePLDT, PLDT Global Investments Holdings, Inc., PLDT Communications and Energy Ventures, Inc., ACeS Philippines Cellular Satellite Corporation and Mabuhay Investments Corporation, and also serves as Corporate Secretary of several other subsidiaries of PLDT, and of PLDT-Smart Foundation Inc. and Philippine Disaster Resilience Foundation, Inc.  Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries.  Ms. Rausa-Chan received her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Mr. Alfredo S. Panlilio, 57 years old, has been the PLDT Group Chief Revenue Officer since July 1, 2019.  On August 8, 2019, he was appointed as the President and CEO of Smart.  He has over 30 years of experience in the field of telecommunications, information technology and energy service industries.  He is also the President and CEO of Digitel, DMPI and Talas Data Intelligence, Inc., and the Chairman, President and CEO of Asia Netcom Philippines Corporation, Digitel Crossing, Inc., and Mabuhay Investments Corporation, the Chairman and President of Telesat, Inc., ACeS Philippines Cellular Satellite Corporation, and Smart Broadband, Inc., President of MVP Rewards and Loyalty Solutions, Inc., Airborne Access Corporation, I-Contacts Corporation, PLDT Communications and Energy Ventures, Inc., and Primeworld Digital Systems, Inc., and the Chairman of ePLDT, Inc., ePDS, Inc., IP Converge Data Services, Inc., IPC Rack It Data Center, Inc., Bonifacio Communications Corporation, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., ABM Global Solutions, Inc., Curo Teknika, Inc., PLDT-Maratel, Inc., and PLDT-Philcom, Inc.

He also serves as Director of Cignal TV, Asean Telecom Holdings Sdn. Bhd., PLDT Global Corporation, Chikka Holdings Limited, Connectivity Unlimited Resources Enterprises, Inc., Wifun, Inc., and Vega Group of Companies, Independent Director of CEMEX Holdings Philippines, Inc., Board Member of Makati Central Estate Association, Inc. and Trustee of PLDT-Smart Foundation, Inc., Asian Carrier Conference, Inc., Kapampangan Development Foundation, and Philpop Musicfest Foundation, Inc. He is the President of Samahang Basketbol ng Pilipinas, Inc., MVP Sports Foundation, Inc., First Vice President of Philippine Olympic Committee, Second Vice President of FIBA Asia Central Board, Treasurer of National Golf Association of the Philippines and Manila Golf Country Club, Inc., Philippine Basketball Association Governor for the Meralco Bolts, and a member of the Management Association of the Philippines.

Prior to joining PLDT and Smart, Mr. Panlilio was Meralco’s Senior Vice President and Head of Customer Retail Services and Corporate Communications from September 2010 to June 2019 championing innovation and transformation for the customers.  He served as Chairman of Radius Telecoms, Inc., e-Meralco Ventures Inc., Paragon Vertical Corporation, Powersource First Bulacan Solar, Inc. and Pure Meridian Hydropower Corporation.  He was also a Vice Chairman of Aclara Meters Philippines, Inc., and director of CIS Bayad Center Inc., Corporate Information Solutions, Inc., Customer Frontline Solutions, Inc., Meralco Energy, Inc., MRAIL Inc., Miescor, Comstech Integration Alliance, Inc. and MSpectrum, Inc.  He was a trustee of One Meralco Foundation, Inc. and Meralco Power Academy, and Associate Board Member of Semiconductor and Electronics Industries in the Philippines, Inc.

Mr. Panlilio was the 2013 CEO Excel Awardee of the International Association of Business Communicators Philippines. He was one of seven finalists in the Rising Star (individual) category of the PLATTS Global Energy Awards 2015 held in New York, and has received multiple local and international awards for customer management and business communication excellence. Mr. Panlilio holds a Bachelor of Science Degree in Business Administration (Computer Information Systems) from California State University-San Francisco State University and obtained his Masters in Business Administration at the J. L. Kellogg School of Management of Northwestern University/the Hongkong University of Science and Technology.

Ms. Anabelle L. Chua, 60 years old, Chief Financial Officer and Chief Risk Management Officer of the PLDT Group, is also concurrently the Chief Financial Officer of Smart.  She holds directorships in several subsidiaries of PLDT, Smart,  Digitel, as well as in Voyager Innovations and PayMaya Philippines.  She is a member of the Board of Directors and Audit Committee of the Philippine Stock Exchange and Securities Clearing Corporation

of the Philippines.  She is also a member of the Board of Directors of Meralco, where she chairs the Finance Committee and is a member of the Audit, Risk and Nomination and Governance Committees.  Further, Ms. Chua is a director of the Philippine Telecommunications Investment Corporation and a member of the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund (“PLDT-BTF”), and a director of the companies owned by PLDT-BTF.  Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998.  She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Victorico P. Vargas, 69 years old, Business Transformation Office Head, is an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010.  He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business.  He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia).  He is a director of Meralco, Smart, PLDT Global Corp.,  PLDT Subic Telecom, Inc. and  PLDT Clark Telecom, Inc., President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Atty. Marilyn A. Victorio-Aquino, 65 years old, Chief Legal Counsel, joined First Pacific in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation, PXP Energy Corporation and Lepanto Consolidated Mining Company, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc.

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

Ms. Gina Marina P. Ordoñez, 59 years old, Head of People Group, concurrently leads HR Operations and Process Quality Management Groups. She joined the PLDT Group in 2016 under the Business Transformation Office (“BTO”) and later assumed headship role of Smart’s People Group in May of the same year before moving back to BTO in 2018 to head Process Quality Management. She previously served as Vice President for Service Operations and Quality Management at Makati Medical Center from 2009-2015. She was a Service Quality Consultant of Security Bank from 2014-2016. Most of her professional life had been spent with Citibank where she served as Head of Customer Experience for Consumer Banking and held other leadership positions. Ms. Ordoñez is also a professional and registered Corporate Coach certified to run Coaching Clinics. She completed her Coach training from Coach U and is currently a member of the International Coach Federation and Asia Pacific Alliances of Coaches. She finished BS Environmental Planning in Maryknoll College and has strong preparation and education on leadership, customer service and operations management here and abroad.

Ms. Mary Rose L. Dela Paz, 49 years old, Chief Procurement Officer, was PLDT-Smart Program Director for the Business Transformation Office (Technology, Transformation Program Management) from August 2016 until June 2019. She also served as Smart’s Vice President for Supply Chain from April 2009 to May 2014, and for Program Management in Technology Services and New Business Streams from 2000 to 2009. She held various positions in the field of marketing in Smart when she joined the company in 1998.

Ms. Dela Paz obtained her Bachelor of Arts Degree in Economics from the University of the Philippines.

Mr. Mario G. Tamayo, 60 years old, Technology Group Head and concurrent Network Planning and Engineering Head, has over 26 years experience in the areas of network planning and engineering, and network build and operations. He was the Senior Vice President and Head of Network Planning & Engineering of Smart and concurrent Officer-in-Charge of Technology of PLDT Group and Smart prior to his appointment in PLDT.

He started his career as Shift Engineer for Switch Operations of Eastern Telecommunications Philippines, Inc. in June 1982 and stayed on until December 1994. In January 1995, he joined Smart as Manager for International Gateway Facility, and subsequently held various management roles which include mobile core network planning, build and operations, operations and maintenance of wireless access networks and transmission networks.

Mr. Tamayo graduated with a Bachelor of Science Degree in Electronics & Communications Engineering from the University of Santo Tomas.

Mr. Alejandro O. Caeg, 60 years old, Head of PLDT Smart Consumer Sales Group and a member of the Smart Management Committee.  Currently he is also a director of PLDT Global Corporation and was its CEO from 2010 to 2017, likewise a director of MVP Rewards & Loyalty Solutions from 2019, and a director of Inspiro Philippines from 2018.  He previously served as Head of Wireless Consumer Sales and Distribution of Smart from 2016 to 2017.  Also as Head of International & Carrier Business from 2009 until 2016 and PLDT’s representative to the ITW Global Leaders Forum as well as to the Pacific Telecommunications Council.  He was Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and eventually as Conexus Chairman until 2014.  Prior to joining PLDT in 2009, he was appointed by PT Smart Telecom Tbk (Indonesia) as its Chief Commercial Strategy Officer from July to December 2008 and as Chief Commercial Officer from 2006 to 2008.  Since joining Smart in 1993, he has held various sales, marketing and customer experience-related positions including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998).  He also served as CEO of Telecommunications Distributors Specialist, Inc. (TSI) in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002.  Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Mr. Juan Victor I. Hernandez, 47 years old, Head of Enterprise Business Group of PLDT and Smart, the segment that serves the small, medium, large and top tier enterprises of the Philippines, is concurrently  the President & CEO of ePLDT, as well as its subsidiaries namely, AGS Inc., ePDS, Inc., and Curo Teknika, Inc. He is also the President of Bonifacio Cable Corporation, director of PLDT Global Corporation and heads its Enterprise businesses, which has a presence in the United States, United Kingdom, Hong Kong, Singapore and Australia.

 Mr. Hernandez is a trustee of IT and Business Processing Association of the Philippines (IBPAP), Chairman of the Board of Asian Carriers Conference Inc., director of ACASIA Communications Sdn Bhd, and Board Adviser of the Semiconductor and Electronics Industries in the Philippines Foundation, Inc. He obtained his Bachelor’s Degree in Agricultural Economics from the University of the Philippines and his Master’s degree in Business Management from the Asian Institute of Management.

.

Mr. Menardo G. Jimenez, Jr., 57 years old, Head of Consumer Business – Home, joined PLDT in December 2001 and  served  in various capacities as Corporate Communications and Public Affairs Head, Retail Business Group Head, Human Resources Group Head and Fixed Line Business Transformation Office Head.  He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions.  Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Ms. June Cheryl A. Cabal-Revilla, 47 years old, Group Controller, Chief Sustainability Officer of the PLDT Group and the Chief Financial Officer of Smart, PLDT-Smart Foundation, Philippine Disaster Resilience Foundation and in a number of subsidiaries and affiliates of PLDT, Smart & ePLDT until December 31, 2020.  She is also the Founding Chairman of Gabay Guro, President of The Outstanding Young Men Foundation, and an Appointed Member of the Financial Reporting Standards Council of the Philippines.  Prior to joining PLDT in June 2000 as a Certified Public Accountant and an Executive Trainee in the Finance Group, she was a Senior Associate in the Business Audit and Advisory Group of SGV & Co.  She received her Bachelor of Science Degree in Accountancy from De La Salle University and Master’s Degree in Business Management Major in Finance from Asian Institute of Management (“AIM”) where she is an outstanding alumni and a Triple A awardee by the Federation of AIM Alumni Associations, Inc.  She also finished her Executive Program in the Stanford Graduate School of Business.  With her sterling achievements and advocacies, she received global recognitions here and abroad and frequently invited as speaker by several international organizations.

Mr. Leo I. Posadas, 54 years old, Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury management and treasury operations of several companies under the PLDT Group.  He is a director and Treasurer of PLDT Global Investments Holdings, a director and Vice President for Treasury of Mabuhay Investments Corporation, and the Treasurer of the Vega Telecom group.  He is the Chief Financial Officer of PLDT Global Corporation.  He is also the Treasurer of Smart, ePLDT, Digital Telecommunications, Digitel Mobile, PLDT-Smart Foundation and several other subsidiaries of PLDT and Smart.  Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation.  Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Mr. Gil Samson D. Garcia, 49 years old, appointed Officer-in-Charge of Financial Reporting and Controllership effective December 1, 2020, is concurrently the Group Chief Financial Officer (CFO) of  ePLDT since May 2015 which includes ePLDT, Inc., Curo Teknika (Curo), ABM Global Solutions Inc.(AGS), IP Converge Data Services, Inc.(IPC), IPC RACK I.T. Data Center, Inc.(RACK IT), and ePDS, Inc. (ePDS). He has been the CFO of MVP Rewards & Loyalty Solutions, Inc. (MRSI) since September 2018, and director of ePDS since June 2019. He served as CFO of Curo, AGS, IPC and RACK IT from May 2015 to August 2019.  He joined PLDT in February 2007 as Assistant Vice President for Financial Reporting and Controllership and Head of Revenue and Cash Accounting (RevCash) until March 2010, and as Vice President until June 2010. His role was expanded as Head of Revenue Management and Cash (RevManCash) from July 2010 to October 2018, and was promoted to First Vice President in November 2018.  Prior to joining PLDT, he was a Senior Director of the Business Risk Services Group of SGV & Co. / Ernst & Young until January 2007, where he started his career in November 1992, gaining a wide-range of experiences in various industries, here and abroad, both for public and private sectors, in external audit, internal audit, finance / accounting, business process review and advisory, Sarbanes-Oxley (SOX) 404 / 302 evaluation & consultancy, risk management, corporate governance, and business fraud investigation, and fraud prevention and detection, among others.   Mr. Garcia graduated Cum Laude from the University of Santo Tomas with a Bachelor of Science Degree in Commerce, Major in Accounting. He is a Certified Public Accountant (CPA), and a globally Certified Internal Auditor (CIA) and Certified Fraud Examiner (CFE). He completed the Management Development Program in Asian Institute of Management School of Executive Education in cooperation with PLDT & Smart in August 2016, and the High Potential Program / Leadership Talent Assessment facilitated by Development Dimensions International in October 2020.

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

AY Foundation, Inc. (Regular Director/Chairman/Trustee)

AY Holdings, Inc. (Regular Director/Chairman)

ET Yuchengco, Inc. (Regular Director/Chairman)

Dee Yu Corporation (Regular Director/Chairman)

GPL Holdings, Inc. (President)

Hi-Eisai Pharmaceuticals, Inc. (Regular

    Director/Chairman)

Honda Cars, Kaloocan (Regular Director)

Honda Cars Philippines, Inc. (Regular Director)

Hydee Management & Resource Corp.

    (Regular Director/Chairman/President)

Isuzu Philippines, Inc. (Regular Director)

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luis Miguel Foods (Regular Director)

      Luisita Industrial Park Corporation (Regular Director)

Malayan Colleges Laguna, Inc. (Trustee)

Malayan Colleges Mindanao (A. Mapua School) Inc. (Regular Director/Chairman)

Malayan Educational Systems, Inc. (Regular Director/Chairman/Trustee)

      Malayan Insurance Co. Inc. (Regular

          Director/Chairman)

Malayan High School of Science, Inc

    (Regular Director/Chairman)

Manila Memorial Park Cemetery, Inc.

     (Regular Director/Chairman)

Mayahin Holdings Inc.(Regular Director/Chairman)

MICO Equities, Inc. (Regular Director/Chairman)

Mijo Holdings, Inc. (Regular Director/Chairman/President)

Moira Management, Inc. (President)

Pan Malayan Express, Inc. (Regular Director/Chairman)

Pan Malayan Management and Investment

     Corporation (Regular Director/Chairman)

Pan Malayan Realty Corporation (Regular Director/

     Chairman)

Petrowind Energy, Inc. (Regular Director/ Chairman)

Philippine Business for Education, Inc. (Regular Director/Trustee)

Philippine Integrated Advertising Agency, Inc.  (Regular Director)

Promotions Personalized Inc. (Regular Director/Chairman)

RCBC Land, Inc. (Regular Director)

RCBC Leasing & Finance Corp (Regular

      Director/Chairman)

RCBC Realty Corporation (Regular Director/Chairman)

RCBC Savings Bank (Regular Director/Chairman)

Shayamala Corporation (Regular Director/Chairman)

Silver Falcon Insurance Agency, Inc. (Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director/Chairman)

Tameena Resources, Inc. (Regular Director/Chairman/CEO)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular

         Director/Chairman/President)

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2020 amounted to approximately Php793 million.

The following table below sets forth the aggregate amount of compensation paid in 2020 and 2019 and estimated amount of compensation expected to be paid in 2021 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Alfredo S. Panlilio, Anabelle L. Chua, Marilyn V. Aquino and Menardo G. Jimenez, Jr.; and (2) all other executive officers, other officers and directors, as a group.

	2021	2020	2019
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	134	130	115
Bonus(2)	16	15	14
Other compensation(3)	103	220	95
	253	365	224
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	462	440	409
Bonus(2)	52	54	55
Other compensation(3)	225	616	440
	739	1,110	904

(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(3)

Includes Variable Pay/Short-term Incentive Plan, or STIP, and other payments.  Variable Pay/STIP is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives.  It covers regular officers and executives of the Company and is based on a percentage of their Guaranteed Annual Cash Compensation. Included in the figure for 2019 and 2020 is the amount of award in the form of PLDT common shares under the TIP.

Each of the directors of the Company is entitled to a director’s fee of Php250,000 for each meeting of the Board of Directors attended.  In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Risk Committees and Data Privacy and Information Security Committee, are each entitled to a fee of Php125,000 for each committee meeting attended.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.  The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table.  The total amount of per diems paid in 2020 and 2019 were approximately Php72 million and Php68 million, respectively.  The total amount of per diems estimated to be paid in 2021 is approximately Php70 million.

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

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 28, 2021 by our continuing directors and executive officers.  Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)	Percentage of Class
Manuel V. Pangilinan	284,911(1)	0.131869
Manuel L. Argel, Jr.	1	0.000000
Helen Y. Dee	25,080(2)	0.011608
Ray C. Espinosa	31,743(1)	0.014692
James L. Go	876,154(1)	0.405522
Shigeki Hayashi	1	0.000000
Junichi Igarashi	1	0.000000
Bernido H. Liu	1	0.000000
Retired Chief Justice Artemio V. Panganiban	5,371(1)	0.002486
Ma. Lourdes C. Rausa-Chan	9,800(1)	0.004536
Albert F. del Rosario	142,410(1)	0.065914
Pedro E. Roxas	231(3)	0.000107
Marife B. Zamora	5	0.000002
Alfredo S. Panlilio	15,505(1)	0.007176
Anabelle L. Chua	24,378(4)	0.011283
Gina Marina P. Ordoñez	5,141(4)	0.002379
Victorico P. Vargas	12,965(4)	0.006001
Marilyn A. Victorio-Aquino	10,300(4)	0.004767
Alejandro O. Caeg	9,315(4)	0.004311
Mary Rose L. Dela Paz(5)	3,260(4)	0.001509
Mario G. Tamayo(6)	6,575(4)	0.003043
Juan Victor I. Hernandez	4,733(4)	0.002191
Menardo G. Jimenez, Jr.	8,044(1)	0.003723
Leo I. Posadas	3,065(1)	0.001419
Gil Samson D. Garcia	33(4)	0.000015

(1)	Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co., or PDTC.
(2)

Includes 2,780 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee, both under PCD Nominee Corporation and 21,957 shares owned by Hydee Management Corporation.  As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(3)	Includes 210 shares which were bought by a Trust controlled by Mr. Pedro E. Roxas for his children.
(4)	Lodged with the PDTC.
(5)	Promoted to Senior Vice President/Chief Procurement Officer effective August 6, 2020.
(6)	Appointed as Senior Vice President/Technology Group Head effective January 1,2021.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at February 28, 2021, was 1,479,023, or approximately 0.684556% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors –– Independent Directors

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Pedro E. Roxas and Bernido H. Liu, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors.  On June 9, 2020, the Board reappointed Retired Supreme Court Chief Justice Artemio V. Panganiban as PLDT’s Lead Independent Director.  The independence standards/criteria are provided in our By-Laws and PLDT’s Manual on Corporate Governance, or PLDT’s CG Manual.

Audit; Governance, Nomination and Sustainability;2 Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security3 Committees

Our Board of Directors is authorized under the By-Laws to create committees, as it may deem necessary.  We currently have six Board committees, namely, the Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees, the purpose of which is to assist our Board of Directors.  Each of these committees has a Board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the Board of Directors.

Audit Committee

Our Audit Committee (“AC”) is composed of three members, all of whom are independent directors, and four advisors.  The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Mr. Pedro E. Roxas, who is the chairman of this committee.  The four AC advisors are Mr. Junichi Igarashi and Mr. James L. Go, who are non-independent directors, Mr. Roberto R. Romulo, a member of our Advisory Board/Committee, and Ms. Corazon de la Paz-Bernardo, a former member of our Board of Directors.  All the members of our AC are financially literate, and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management.  She was a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

As provided for in the AC charter, the primary purpose of the AC is to assist our Board of Directors in fulfilling its oversight responsibility for:

•

the integrity of PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the integrity of PLDT’s financial statements and the independent audit thereof;

•	PLDT’s compliance with legal and regulatory requirements;
•	the audit process; and
•	the performance of the internal audit organization and the external auditors (including the external auditors’ qualification and independence).

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

[2]

The Governance and Nomination Committee (“GNC”) was renamed Governance, Nomination and Sustainability Committee (“GNSC”) in accordance with the Governance, Nomination and Sustainability Charter which was approved and adopted by the Board on November 5, 2020.

[3]	The creation of the Data Privacy and Information Security Committee (“DPISC”) and the adoption of the Data Privacy and Information Security Charter were approved by the Board on November 5, 2020.

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

Governance, Nomination and Sustainability Committee

Our Governance, Nomination and Sustainability Committee (“GNSC”) is composed of five voting members, all of whom are regular members of our Board of Directors and three are non-voting members.  Three of the voting members are independent directors namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors namely, Mr. Junichi Igarashi and Mr. Manuel V. Pangilinan who is the chairman of this committee.  The three non-voting members are the Chief Governance Officer, the Chief People Officer and the Chief Sustainability Officer.

The primary purpose of the GNSC is to assist the Board in the performance of the following functions:

•

establish the Company’s corporate governance framework, principles and policies aligned with business objectives, and oversee the implementation thereof and of continuing education and communication programs on good governance;

•	develop and implement an evaluation process for the annual review of the performance of the Board, the Board Committees and the individual directors;
•	review and evaluate the qualifications of the persons nominated to the Board and to other positions requiring appointment by the Board;
•	identify persons qualified to become members of the Board and/or the Board Committees;
•	assess the effectiveness of the Company’s nomination and selection process for the Board and Board Committees.
•	establish the Company’s sustainability strategy, framework, program, policies and oversee their implementation; and
•	oversee the Company’s social investments and commitments to making meaningful impact to communities.

Executive Compensation Committee

Our Executive Compensation Committee, or ECC, is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member.  Three of the voting members are independent directors, namely Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Bernido H. Liu, and two are non-independent directors, namely, Mr. Junichi Igarashi and Mr. Manuel V. Pangilinan, who is chairman of this committee.  The non-voting member is the Chief People Officer.

The primary purpose of the ECC is to assist the Board in the performance of the following functions:

•	provide guidance in the development of a compensation philosophy or policy consistent with the strategy, culture and control environment of PLDT;
•	oversee the development and administration of PLDT’s executive compensation programs, including long-term incentive plans and equity-based plans for officers and executives;
•	oversee the development and administration of the Company’s performance management framework to monitor and assess the performance of Management;
•	review the succession plan for officers, including the CEO; and
•	oversee the development and implementation of professional development programs for officers.

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

The primary purpose of the TSC is to assist the Board in the performance of the following functions:

•	review and approve the strategic vision for the role of technology in PLDT’s overall business strategy, including the technology strategy and roadmap of PLDT;
•	fulfill its oversight responsibilities for PLDT’s effective execution of its technology-related strategies; and
•	ensure the optimized use and contribution of technology to PLDT’s business and strategic objectives and growth targets.

Risk Committee

Our Risk Committee, or RC, is composed of five voting members, all of whom are regular members of our Board of Directors.  Three of the voting members are independent directors, namely, Mr. Pedro E. Roxas, Mr. Bernido H. Liu and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee, and two are non-executive non-independent directors, namely, Mr. Junichi Igarashi and Mr. James L. Go.

The primary purpose of the RC is to assist the Board in fulfilling its governance functions relating to risk management, which include the following functions:

•	oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing key risk areas;
•	review management’s reports on the Company’s major risk exposures; and
•	review management’s plans and actions to minimize, control or manage the impact of such risks.

Data Privacy and Information Security Committee

Our Data Privacy and Information Security Committee, or DPISC, is composed of four voting members, all of whom are regular members of our Board of Directors, and an advisor. One of the voting members, Mr. Bernido H. Liu, is an independent director, and two are non-independent non-executive directors, namely, Atty. Ray C.

Espinosa and Mr. Junichi Igarashi. The chairman of this committee, Mr. Manuel V. Pangilinan, is a non-independent, executive director. The DPISC advisor is Mr. Alfredo S. Panlilio.

The primary purpose of the DPISC is to assist the Board in fulfilling its functions to perform oversight and give strategic direction to governance functions relating to data privacy and information security, including the performance of the following functions:

•	promote effective data privacy and information security governance;
•	review and approve the Company’s strategic plans on data privacy and information security to protect the Company’s assets;
•	ensure accountability for compliance with regulatory standards and best practices on data privacy and information security;
•	foster a company culture of privacy and information security; and
•	oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing enterprise-wide data privacy and information security risk.

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Roberto R. Romulo, Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young and Mr. Oscar S. Reyes.  The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

Employees and Labor Relations

As at December 31, 2020, we had 18,848 employees, with 13,065 and 5,783 employees in our fixed line and wireless businesses, respectively.  PLDT had 11,266 employees as at December 31, 2020, of which 40% were rank and file employees, 53% were management/supervisory staff and 7% were executives.

PLDT has three employee unions, representing in the aggregate 8,773, or 47% of the employees of the PLDT Group.  PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2020	2019	2018
PLDT Group	18,848	18,784	17,222
Wireless	5,783	5,907	6,332
Fixed Line	13,065	12,877	10,890
LEC	11,427	10,878	8,772
Others	1,638	1,999	2,118
PLDT Only(1)	11,266	10,649	8,401

(1)	The increase is a result of the review/rationalization of the headcount requirements to help improve productivity, efficiency and provide better customer experience.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders, including a compliance order issued by the DOLE in 2018, PLDT was ordered to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these regularization orders before the CA. The CA partially ruled in favor of PLDT by holding that the following services can be validly outsourced: (i) janitorial, messengerial, clerical; (ii) IT support and application development; (iii) back office support and BPOs; and (iv) sales, and other professional services.  This ruling considerably reduced by at least half, the number of workers of service contractors required to be regularized. PLDT filed a petition for review with the Supreme Court because the CA ordered the regularization of individuals performing installation, repair, and maintenance functions on the basis that they are usually necessary and desirable to the usual course of PLDT’s business.  The petition remains pending before the Supreme Court.

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

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with R.A. 7641.  As at December 31, 2020 and 2019, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

See Note 2 – Summary of Significant Accounting Policies – Retirement Benefits and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at February 28, 2021, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders.  All shares of PLDT's voting stock have one vote per share.  PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1.First Pacific Company Limited’s affiliates	55,244,642(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.8	—	—	3.5
b. NTT DOCOMO, INC.	31,330,155(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(4)	11.3	—	—	6.6
4. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	19,933,753(5)	9.2	—	—	5.4
5. Citibank N.A.	11,854,990(5)	5.5			3.2
6. Deutsche Bank AG Manila Branch – Clients A/C	11,485,447(5)	5.3	—	—	3.1
7. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

(1)

Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 shares of common stock held by another Philippine affiliate of First Pacific and registered in the name of PCD Nominee Corporation..

(2)

Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, a Japanese corporation which is a wholly-owned subsidiary of NTT, (b) 8,533,253 ADRs held by NTT DOCOMO and (c) 12,633,487 shares of common stock held by NTT Communications, a Japanese corporation which is a wholly-owned subsidiary of NTT.

(3)	Includes 8,533,253 ADRs held by NTT DOCOMO.
(4)	Includes (a) 24,255,732 shares of common stock held by JG Summit Holdings, Inc. and 86,723 shares of common stock held by JG Digital Equity Ventures, Inc., (formerly Express Holdings, Inc.).
(5)

Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at February 28, 2021.

(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at February 28, 2021, approximately 75.11% of the outstanding voting stock and 86.32% of the outstanding capital stock of PLDT were owned by Philippine persons.  There were 10,385 holders of record located in the Philippines as at February 28, 2021.

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

Except for the transactions discussed in Note 25 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

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

DOLE Compliance Order Issued Against PLDT

In a series of orders, including a compliance order issued by the DOLE in 2018, PLDT was ordered to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these regularization orders before the CA. The CA partially ruled in favor of PLDT by holding that the following services can be validly outsourced: (i) janitorial, messengerial, clerical; (ii) IT support and application development; (iii) back office support and BPOs; and (iv) sales, and other professional services. This ruling considerably reduced by at least half, the number of workers of service contractors required to be regularized. PLDT filed a petition for review with the Supreme Court because the CA ordered the regularization of individuals performing installation, repair, and maintenance functions on the basis that they are usually necessary and desirable to the usual course of PLDT’s business.  The petition remains pending with the Supreme Court.

See Note 27 – Provisions and Contingencies – DOLE Compliance Order to PLDT, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Petition against the PCC

In July 2016, PLDT filed before the CA a petition for certiorari and prohibition (with urgent application for a temporary restraining order and/or writ of preliminary injunction) against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, and performing any act which challenges or assails the “deemed approved” status of the said transactions.  In August 2016, the CA issued a writ of preliminary injunction enjoining the PCC to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions.  In April 2017, the PCC filed before the Supreme Court a petition to annul the writ of preliminary injunction issued by the CA.  The petition remains pending with the Supreme Court.

See Note 11 – Investments in Associaties and Joint Ventures – In the Matter of the Petition against the PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Attys. Baquiran and Tecson vs. NTC, et al.

In October 2018, a petition for mandamus was filed against the NTC, the PCC, Liberty Telecoms Holdings, Inc. (also known as Tori Spectrum Telecom, Inc.), Bell Telecommunication, Inc., Globe, PLDT and Smart. This involves the 700 MHz frequency, among others, that was originally assigned to Liberty and which eventually became subject of a co-use agreement between Globe, PLDT and Smart. The petition remains pending with the Supreme Court.

See Note 27 – Provisions and Contingencies – Attys. Baquiran and Tecson vs. NTC, et al. to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Taxation

Local Business and Franchise Taxes

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units (“LGUs”).  As at December 31, 2020, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart and DMPI currently face various local business and franchise tax assessments by different local government units, while Digitel is discussing with various local government units as to settlement of its franchise tax and real property tax liabilities.

See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2020.

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

The public ownership level of PLDT common shares listed on the PSE as at February 28, 2021 is 42.09%.

As at February 28, 2021, 10,067 stockholders were Philippine persons and held approximately 57.83% of PLDT’s common capital stock.  In addition, as at February 28, 2021, there were a total of approximately 17.91 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 230 holders.

For the period from January 1 to February 28, 2021, a total of 3.03 million shares of PLDT's common capital stock were traded on the PSE.  During the same period, the volume of trading was 3.28 million ADSs on the NYSE.

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

On March 25, 2021, the Board of Directors approved the amendments to our By-laws to conform to or align with the provisions of Republic Act 11232, known as the Revised Corporation Code of the Philippines.

The application for the amendment of the By-laws of PLDT will be submitted to the Philippine SEC for review and approval.

On April 8, 2020 and June 9, 2020, the Board of Directors and stockholders, respectively, approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services, and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

On November 24, 2020, the amendment to the Articles of Incorporation was approved by the Philippine SEC.

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

Cash dividends on PLDT’s stock are paid in Philippine peso.  PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines.  Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines.  As at February 28, 2021, approximately 86.32% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons.  For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Taxation

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts.  See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%.  Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax.  Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15% (“tax sparing”), subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation for taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States).  Under BIR Revenue Memorandum Order (“RMO”) No. 46-2020 (“RMO No. 46-2020”), the Philippine corporation paying the dividends may remit outright the dividends to the non-resident non-Philippine corporation, applying thereon the reduced rate of 15% without the need for a confirmatory ruling from the BIR However, such Philippine corporation must first determine whether the country of domicile of the non-resident non-Philippine corporation grants a “deemed paid” tax credit equivalent to the

15% waived by the Philippines or exempts from tax the dividends received. Within ninety (90) days from remittance of the dividends or from the determination by the foreign tax authority of the deemed paid tax credit/non-imposition of tax because of the exemption, whichever is later, the non-resident non-Philippine corporation must file with the BIR a request for confirmation of the reduced dividend rate of 15%.  If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009.  Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate.  Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.  PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

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

The BIR has prescribed certain procedures, through an administrative issuance, for availment of tax treaty relief. The application for tax treaty relief has to be filed with the BIR by the non- resident shareholder (or a duly authorized representative) prior to the first taxable event, or prior to the first and only time the income tax payor is required to withhold the tax thereon or should have withheld taxes thereon had the transaction been subject to tax. The “first taxable event” has been construed by the BIR as “payment of the dividend.” Failure to file the application for tax treaty relief with the BIR prior to the first taxable event may disqualify the said application. A corporation may withhold taxes at a reduced rate on dividends paid to a non-resident holder of the common shares if such non-resident holder submits to the domestic corporation proof of the filing of the tax treaty relief application with the BIR prior to the payment of dividends. However, the Philippine Supreme Court in Deutsche Bank AG Manila Branch v. CIR, G.R. No. 188550, ruled that the period of application for the availment of tax treaty relief should not operate to divest the taxpayer the entitlement to the tax relief as it would constitute a violation of the duty required by good faith to comply with the treaty. The application for a tax treaty relief to be filed with the BIR operates to confirm the entitlement of the taxpayer to such relief. While the Supreme Court has ruled that the failure to file an application for tax treaty relief shall not disqualify an otherwise eligible taxpayer, in practice, some withholding agents strictly require the income earners (payees) to show an approved tax treaty relief application before availing of lower treaty tax rates to avoid controversy. On March 28, 2017, the BIR issued BIR Revenue Memorandum Order, or RMO, No. 08-2017 (“RMO 08-2017”), which simplified the procedures for applying preferential tax treaty rates for dividends, interests and royalties. This RMO provides that the preferential treaty rates shall be applied and used outright by the withholding agent upon submission by the non-resident payor of a Certificate of Residence for Tax Treaty Relief Form, which shall serve as proof of residency of such non-resident payor. RMO No. 08-2017 does not cover non-resident non-Philippine corporations invoking the tax sparing provision (or the reduced tax rate of 15% on intercorporate dividends paid to non-resident non-Philippine corporations).  This is instead addressed by RMO No. 46-2020 which specifically covers the procedures for non-resident non-Philippine corporations to avail of the tax sparing provision. The said RMO provides that non-resident non-Philippine corporations may opt to avail of the tax sparing provision, irrespective of the existence of a tax treaty. However, if the taxpayer is not entitled to the tax sparing provision, the treaty rate shall automatically be applicable, provided that the taxpayer proves its entitlement to the benefits provided therein.

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold.  Subject to applicable tax treaty rates, the rate of tax imposed on individuals and Philippine corporations on such gain, where the share is not disposed of through the PSE, is a final tax (i.e., capital gains tax) of 15% of the net capital gains realized during the year.4  For non-Philippine corporations, the rate is a final tax of 5% for gains not exceeding Php100,000 and 10% for gains in excess of that amount.  On March 15, 2018, the BIR issued Revenue Regulations No. 11-2018, which requires buyers of shares of stock (i.e., individuals, Philippine corporations and resident foreign corporations) to withhold from sellers the capital gains tax due on the sale of shares of stock in a Philippine corporation. Further, the Philippine tax laws prohibits a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met or, with respect to a non-resident alien or non-Philippine corporation, a bond conditioned upon the future payment of any income tax has been filed by the transferor with the Philippine Commissioner of Internal Revenue.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 6/10 of 1% of the gross selling price or gross value in money.5  This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client.  In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 6/10 of 1% (formerly, 1/2 of 1%) of the gross selling price or gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 15% or 5%/10%, as the case may be, capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 15% or 5%/10%, as the case may be, capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.  As of the date of this report, the MPO required to be complied with by publicly-listed companies is 10% of the publicly-listed companies’ issued and outstanding shares, exclusive of any treasury shares.

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

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php1.50 on each Php200, or fractional part thereof, of the par value of the shares.6   The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines.  The sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the PSE is exempt from the documentary stamp tax.  However, Revenue Regulations No. 16-2012 provides that transfers of shares of stock of publicly-listed companies which are not compliant with the MPO requirement shall be subject to documentary stamp tax.

[4]

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

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes.  The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at 6% of the net estate.7  Individual shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at the rate of 6% of the total gifts in excess of Php250,000.8 Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

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

United States Federal Taxation

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of an investment in the ADSs or common stock. This summary applies only to U.S. Holders that hold the ADSs or common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”) and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the U.S. Tax Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

This summary also does not address the tax consequences that may be relevant to persons in special tax situations such as banks, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, broker-dealers, traders that elect to mark to market, U.S. expatriates, tax-exempt entities, persons that own the ADSs or common stock as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction; persons that actually or constructively own 10% or more of the PLDT’s share capital (by vote or value), persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States, or pass-through entities or arrangements, or persons holding ADSs or common stock through pass-through entities or arrangements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSS AND COMMON STOCK.

[7]	As recently amended by the TRAIN
[8]	As recently amended by the TRAIN

As used herein, the term “U.S. Holder” means a beneficial owner of the ADSs or common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships considering an investment in ADSs or common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs and common stock.

The tax treatment of your ADSs or common stock will depend in part on whether or not we are classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Except as discussed below under “Passive Foreign Investment Company Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Exchange of ADSs for Common Stock

In general, assuming that each obligation of the Deposit Agreement and any related agreement will be performed according to its terms, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares of common stock represented by those ADRs. Exchanges of shares of common stock for ADRs, and ADRs for shares of common stock, generally will not be subject to U.S. federal income tax.

Taxation of Distributions

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our common stock, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. Holder, dividends paid to you with respect to the ADSs or common stock may be qualified dividend income that is taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the common stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met.

You must include any Philippine tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Philippine peso payments made, determined at the spot Philippine peso/U.S. dollar rate on the date the dividend distribution is includible in your income. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or common stock and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates applicable to long-term capital gains. Dividends will be income from sources outside the United States. Dividends will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Taxation of Disposition of the ADSs or Common Stock

Upon a sale or other taxable disposition of ADSs or common stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or common stock. In general, a U.S. Holder’s adjusted tax basis in its ADSs or common stock will be equal to the cost of such ADSs or common stock to the U.S. Holder. Any such gain or loss generally will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or common stock exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of ADSs or common stock generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. As a result, the use of U.S. foreign tax credits relating to Philippine capital gains tax may be limited. In addition, U.S. Holders may not be eligible to credit against their U.S. federal income tax liability amounts paid in respect of the Philippine stock transaction tax. U.S. Holders should consult their tax advisors regarding the tax consequences if Philippine taxes are imposed on a disposition of ADSs or common stock and their ability to credit any Philippine tax against their U.S. federal income tax liability or to claim a deduction for any such Philippine tax.

Passive Foreign Investment Company Rules

We would be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we, directly or indirectly, 25% or more (by value) of the stock.

We believe that we were not a PFIC for our taxable year ending December 31, 2020, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs or common stock would in general not be treated as capital gain.  Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADSs or common stock, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. With certain exceptions, your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.

If we were a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs or common stock.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and common stock and proceeds from the sale, exchange or redemption of ADSs or common stock may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs and common stock) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs or common stock held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs and common stock.

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

See Note 28 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program.  The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders.  The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2020 was US$818,335.91.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures.  Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2020.  Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2020.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2020.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SGV & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2020.  This attestation report is dated March 25, 2021 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2020.

Changes in Internal Control Over Financial Reporting

In 2020, except for those changes relating to the adoption of new accounting standards and interpretations, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2020 and 2019:

	2020	2019
	(Pesos in millions)
Audit Fees	47	48
All Other Fees	23	20
Total	70	68

Audit Fees.  This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees.  Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2020 and 2019.

Tax Fees.  We did not have any tax fees for the years ended December 31, 2020 and 2019.

All Other Fees.  This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2020 and 2019, and other non-audit engagements.

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

•	The AC is directly responsible for the appointment, setting of compensation, retention, removal and oversight of the work of our independent auditor.
Item 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

As at March 25, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million. The TIP is administered by the ECC of the Board.

The total number of shares repurchased was nil in 2020 and 2019, and 203 thousand in 2018.  No further purchase is intended.  The following table presents information related to our repurchase of our ordinary shares under the TIP during the year ended December 31, 2018 and 2017:

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

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE.  As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines9, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly-Listed Companies (“CG Code for PLCs”) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers.  The CG Code for PLCs, which was issued by the Philippine SEC and which took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly-listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2019) is available at: http://pldt.com/docs/default-source/corporate-governance-files/iacgr/pldt-iacgr-2019-pse.pdf.

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

•

Number of Independent Directors.  The NYSE listing standards require majority of the board of directors to be independent.  We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two (2) or twenty percent (20%) of the total members of the board, whichever is the lesser, must be independent; and Section 22 of the Revised Corporation Code that corporations vested with public interest[10] shall have independent directors constituting at least 20% of such Board.

[9]	Section 185 of the Revised Corporation Code of the Philippines, which took effect on February 23, 2019, provides:

“SEC. 185. Applicability to Existing Corporation – A corporation lawfully existing and doing business in the Philippines affected by the new requirements of this Code shall be given a period of not more than two

(2) years from the effectivity of this Act within which to comply.”
[10]	Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as:
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

•

Meetings of non-management/independent directors.  The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors.  PLDT’s CG Manual mandates that the Board shall hold executive sessions with the independent directors and non-executive directors, excluding executive directors, at least once a year and at such other times as the Board may deem necessary or appropriate, and that such executive sessions shall be presided by the chairman of the Governance, Nomination and Sustainability Committee, except if said chairman is an executive director, in which case, by an independent director or non-executive director designated by the Board.

•

Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors.  Our GNSC and our ECC is each normally composed of five voting members, a majority of whom are normally independent directors.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as at December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

March 25, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2020 and 2019, and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group as at    December 31, 2020 and 2019, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as at December 31, 2020, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Notes 2 and 3 to the consolidated financial statements, the PLDT Group adopted IFRS 16, Leases, using the modified retrospective approach, with initial application date of January 1, 2019. The adoption changed the PLDT Group’s method of accounting for lease contracts.

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

Revenue recognition
Description of the Matter

At December 31, 2020, the Group recognized revenues amounting to Php181,004 million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

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

To test revenue recognition, among other procedures, we compared the customer billing data to the details in the billing systems for wireless and fixed line postpaid revenues on a sample basis. We also tested the recognition of revenue based on actual usage and inspected the reconciliation of the ending balance of unearned income for prepaid revenues between the subledger and the general ledger. In addition, we obtained a sample of contracts and (a) assessed whether performance obligations within the contracts with customers have been identified (b) tested the allocation of the transaction price to the performance obligations (c) evaluated management’s estimate and underlying assumptions on the standalone selling price for each performance obligation included within the sample of contracts to available published market prices    and (d) assessed the PLDT Group’s timing of revenue recognition based on when the performance occurs and control of the related goods or services is transferred to the customer. We also assessed the adequacy of the Group’s disclosures in respect to the accounting policies on revenue recognition.

Valuation of pension assets

Description of the Matter

At December 31, 2020, the Group has pension assets amounting to Php18,651 million that are netted against accrued pension benefit obligations. As explained in Notes 3 and 26 to the consolidated financial statements, the Company updates the estimates used to measure the unquoted investments of Php10,728 million within the plan assets every year-end to reflect the actual return on plan assets.

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

Recoverability of goodwill

Description of the Matter

At December 31, 2020, the Group’s goodwill attributable to the Wireless and Fixed Line cash-generating units (CGUs) were Php56,571 million and Php4,808 million, respectively. As discussed in Notes 3 and 15 to the consolidated financial statements, goodwill is tested for impairment at least annually at the corresponding CGUs respectively.

Auditing management’s annual goodwill impairment test was complex due to the significant judgement required to determine the fair value of the CGUs and sensitivity of the fair value estimate to the significant assumptions, such as revenue growth rate, capital expenditures, discount rate and the long-term growth rate. These assumptions were based on management's expectation about future market conditions which includes inherent uncertainty.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s goodwill impairment review process, including controls over management’s review of the significant assumptions described above.

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

Estimating useful lives of property and equipment

Description of the Matter

At December 31, 2020, the Group’s property and equipment was Php260,868 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear,    technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

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

Makati City, Philippines

March 25, 2021

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2020 AND 2019

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

AND

INDEPENDENT AUDITOR’S REPORT

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and 2019

(in million pesos)

	2020	2019
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	260,868	232,134
Right-of-use assets (Note 10)	18,303	15,890
Investments in associates and joint ventures (Note 11)	52,123	53,863
Financial assets at fair value through profit or loss (Note 12)	380	3,369
Debt instruments at amortized cost – net of current portion (Note 13)	1,153	—
Investment properties (Notes 6 and 14)	895	778
Goodwill and intangible assets (Note 15)	65,329	67,825
Deferred income tax assets – net (Note 7)	19,556	23,623
Derivative financial assets – net of current portion (Note 28)	—	1
Prepayments – net of current portion (Notes 19 and 25)	66,109	48,933
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6, 11 and 25)	—	162
Contract assets – net of current portion (Note 5)	668	750
Other financial assets – net of current portion (Note 28)	2,915	1,986
Other non-financial assets – net of current portion	109	136
Total Noncurrent Assets	488,408	449,450
Current Assets
Cash and cash equivalents (Note 16)	40,237	24,369
Short-term investments (Note 28)	989	314
Trade and other receivables (Note 17)	22,053	22,436
Inventories and supplies (Note 18)	4,085	3,412
Current portion of contract assets (Note 5)	1,799	1,997
Current portion of derivative financial assets (Note 28)	22	41
Current portion of debt instruments at amortized cost (Note 13)	—	150
Current portion of prepayments (Notes 19 and 25)	10,657	11,298
Current portion of financial assets at fair value through other comprehensive income (Notes 6, 11 and 25)	168	2,757
Current portion of other financial assets (Notes 20 and 28)	7,172	8,086
Current portion of other non-financial assets	256	717
Total Current Assets	87,438	75,577
TOTAL ASSETS	575,846	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 26)	(21)	(394)
Capital in excess of par value (Note 20)	130,312	130,312
Other equity reserves (Note 26)	19	276
Retained earnings (Note 20)	25,652	18,063
Other comprehensive loss (Note 6)	(35,652)	(31,368)
Total Equity Attributable to Equity Holders of PLDT	115,408	111,987
Noncontrolling interests (Note 6)	4,257	4,303
TOTAL EQUITY	119,665	116,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2020 and 2019

(in million pesos)

	2020	2019
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 28)	205,195	172,834
Lease liabilities – net of current portion (Note 10)	15,982	13,100
Deferred income tax liabilities (Note 7)	726	2,583
Derivative financial liabilities – net of current portion (Note 28)	360	25
Customers’ deposits (Note 28)	2,371	2,205
Pension and other employee benefits (Note 26)	13,342	8,985
Deferred credits and other noncurrent liabilities (Note 22)	4,668	4,557
Total Noncurrent Liabilities	242,644	204,289
Current Liabilities
Accounts payable (Note 23)	82,413	77,845
Accrued expenses and other current liabilities (Notes 24 and 27)	107,759	100,815
Current portion of interest-bearing financial liabilities (Notes 21 and 28)	17,570	19,722
Current portion of lease liabilities (Note 10)	4,043	3,215
Dividends payable (Note 20)	1,194	1,584
Current portion of derivative financial liabilities (Note 28)	176	88
Income tax payable	382	1,179
Total Current Liabilities	213,537	204,448
TOTAL LIABILITIES	456,181	408,737
TOTAL EQUITY AND LIABILITIES	575,846	525,027

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	2020	2019	2018
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	173,634	161,355	152,369
Non-service revenues (Note 5)	7,370	7,832	10,545
	181,004	169,187	162,914
EXPENSES
Selling, general and administrative expenses (Note 5)	75,255	68,230	73,916
Depreciation and amortization (Notes 9 and 10)	47,480	39,656	47,240
Cost of sales and services (Note 5)	12,295	13,429	14,427
Asset impairment (Note 5)	7,646	4,833	8,065
Interconnection costs	2,146	3,638	5,493
	144,822	129,786	149,141
	36,182	39,401	13,773

OTHER INCOME (EXPENSES) – NET (Note 5)	(3,161)	(7,065)	9,042
INCOME BEFORE INCOME TAX	33,021	32,336	22,815

PROVISION FOR INCOME TAX (Note 7)	8,441	9,550	3,842
NET INCOME	24,580	22,786	18,973
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	24,284	22,521	18,916
Noncontrolling interests	296	265	57
	24,580	22,786	18,973
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 5 and 8)
Basic	112.12	103.97	87.28
Diluted	112.12	103.97	87.28

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	2020	2019	2018
NET INCOME	24,580	22,786	18,973
OTHER COMPREHENSIVE INCOME – NET OF TAX (Note 6)
Fair value changes of financial assets at fair value through other comprehensive income (Note 25)	37	127	(29)
Foreign currency translation differences of subsidiaries	(27)	23	117
Net transactions on cash flow hedges:	(306)	(256)	(271)
Net fair value losses on cash flow hedges (Note 28)	(433)	(330)	(286)
Income tax related to fair value adjustments charged directly to equity (Note 7)	127	74	15
Net other comprehensive income to be reclassified to profit or loss in subsequent years	(296)	(106)	(183)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 11)	(37)	—	—
Actuarial losses on defined benefit obligations:	(3,957)	(6,074)	(1,222)
Remeasurement in actuarial losses on defined benefit obligations (Note 26)	(5,640)	(8,672)	(1,788)
Income tax related to remeasurement adjustments (Note 7)	1,683	2,598	566
Revaluation increment on investment properties:	—	(2)	(2)
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(1)	(3)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	1	1	—
Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(3,994)	(6,076)	(1,224)
Total Other Comprehensive Loss – Net of Tax	(4,290)	(6,182)	(1,407)
TOTAL COMPREHENSIVE INCOME	20,290	16,604	17,566
ATTRIBUTABLE TO:
Equity holders of PLDT	20,000	16,343	17,504
Noncontrolling interests	290	261	62
	20,290	16,604	17,566

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2020	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290
Treasury shares under employee benefit trust (Note 26)	—	—	—	373	—	—	—	—	373	—	373
Other equity reserves (Note 26)	—	—	—	—	—	(257)	—	—	(257)	—	(257)
Cash dividends (Note 20)	—	—	—	—	—	—	(16,695)	—	(16,695)	(90)	(16,785)
Total comprehensive income (loss):	—	—	—	—	—	—	24,284	(4,284)	20,000	290	20,290
Net income (Note 8)	—	—	—	—	—	—	24,284	—	24,284	296	24,580
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(4,284)	(4,284)	(6)	(4,290)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests and other adjustments	—	—	—	—	—	—	—	—	—	(10)	(10)
Balances as at December 31, 2020	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665

Balances as at January 1, 2019 (as previously stated)	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666
Effect of adoption of IFRS 16	—	—	—	—	—	—	(924)	—	(924)	—	(924)
Balances as at January 1, 2019 (as restated)	510	1,093	(6,505)	(854)	130,526	697	11,157	(25,190)	111,434	4,308	115,742
Treasury shares under employee benefit trust (Note 26)	—	—	—	460	(130)	—	—	—	330	—	330
Other equity reserves (Note 26)	—	—	—	—	—	(421)	—	—	(421)	—	(421)
Cash dividends (Note 20)	—	—	—	—	—	—	(15,615)	—	(15,615)	(15)	(15,630)
Total comprehensive income (loss):	—	—	—	—	—	—	22,521	(6,178)	16,343	261	16,604
Net income (Note 8)	—	—	—	—	—	—	22,521	—	22,521	265	22,786
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(6,178)	(6,178)	(4)	(6,182)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(84)	—	—	—	(84)	(15)	(99)
Balances as at December 31, 2019	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290

Balances as at January 1, 2018 (as previously stated)	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183
Effect of adoption of IFRS 9	—	—	—	—	—	—	4,101	(4,627)	(526)	—	(526)
Effect of adoption of IFRS 15	—	—	—	—	—	—	2,553	—	2,553	—	2,553
Balances as at January 1, 2018 (as previously stated)	510	1,093	(6,505)	(940)	130,374	827	7,288	(23,778)	108,869	4,341	113,210
Treasury shares under employee benefit trust (Note 26)	—	—	—	86	—	—	—	—	86	—	86
Other equity reserves (Note 26)	—	—	—	—	—	(130)	—	—	(130)	—	(130)
Cash dividends (Note 20)	—	—	—	—	—	—	(13,887)	—	(13,887)	(15)	(13,902)
Total comprehensive income (loss):	—	—	—	—	—	—	18,916	(1,412)	17,504	62	17,566
Net income (Note 8)	—	—	—	—	—	—	18,916	—	18,916	57	18,973
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(1,412)	(1,412)	5	(1,407)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(236)	—	(236)	—	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	152	—	—	—	152	(80)	72
Balances as at December 31, 2018	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	33,021	32,336	22,815
Adjustments for:
Depreciation and amortization (Notes 9 and 10)*	47,480	39,656	47,240
Interest on loans and other related items – net (Note 5)	8,736	7,275	6,783
Asset impairment (Note 5)	7,646	4,833	8,065
Amortization of intangible assets (Notes 5 and 15)	2,496	758	892
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	2,328	1,535	87
Pension benefit costs (Notes 5 and 26)	2,218	1,018	1,855
Incentive plan (Notes 5 and 26)	1,134	638	208
Accretion on lease liabilities (Notes 5, 10 and 29)	1,125	1,061	—
Investment derecognized (Note 12)	599	—	—
Losses (gains) on derivative financial instruments – net (Notes 5 and 28)	378	284	(1,086)
Accretion on financial liabilities (Notes 5 and 21)	146	122	145
Impairment of investments (Note 11)	60	34	172
Interest income (Note 5)	(1,210)	(1,745)	(1,943)
Foreign exchange losses (gains) – net (Notes 5 and 28)	(1,488)	(424)	771
Losses (gains) on disposal of property and equipment (Note 9)	(3,369)	88	(12)
Gains on disposal of investments in subsidiaries – net (Note 11)	—	—	(144)
Gains on deconsolidation of subsidiary (Notes 5 and 11)	—	—	(12,054)
Others	(3,466)	696	(1,076)
Operating income before changes in assets and liabilities	97,834	88,165	72,718
Decrease (increase) in:
Prepayments	(18,894)	(28,898)	(4,318)
Contract assets	160	337	390
Trade and other receivables	(585)	(1,560)	(12,175)
Other financial and non-financial assets	324	(198)	—
Inventories and supplies	(1,017)	12	26
Increase (decrease) in:
Customers’ deposits	166	12	(250)
Pension and other employee benefits	(249)	(7,965)	(5,733)
Other noncurrent liabilities	5,220	(1,559)	(11)
Accounts payable	(2,813)	18,768	7,729
Accrued expenses and other current liabilities	7,178	4,375	5,184
Net cash flows generated from operations	87,324	71,489	63,560
Income taxes paid	(2,248)	(2,097)	(2,444)
Net cash flows from operating activities	85,076	69,392	61,116

*For 2020 and 2019, this includes the depreciation of right-of-use assets.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	2020	2019	2018
CASH FLOWS USED IN INVESTING ACTIVITIES
Interest received	1,106	1,723	1,115
Proceeds from:
Disposal of property and equipment (Note 9)	5,830	224	345
Maturity of short-term investments	4,375	1,415	6,102
Collection of notes receivable	2,534	1,771	11,707
Disposal of financial assets at fair value through profit or loss (Note 12)	2,020	1,023	11,643
Dividends received (Note 11)	316	—	—
Redemption of investment in debt securities (Note 13)	150	—	105
Disposal of investment properties (Note 14)	—	11	—
Disposal of investments in associates and joint ventures (Note 11)	—	—	1,710
Payments for:
Acquisition of investments in associates and joint ventures (Note 11)	(579)	(20)	(111)
Purchase of investment in debt securities (Note 13)	(1,194)	—	—
Interest capitalized to property and equipment (Notes 5 and 9)	(1,597)	(1,455)	(1,524)
Purchase of short-term investments	(5,147)	(572)	(5,992)
Purchase of property and equipment (Note 9)	(76,503)	(88,246)	(47,247)
Acquisition of investments in subsidiaries – net of cash acquired	—	(80)	(2,814)
Acquisition of intangible assets (Note 15)	—	—	(21)
Net additions to right-of-use assets (Note 10)	—	(145)	—
Decrease (increase) in other financial and non-financial assets	20	35	(72)
Net cash flows used in investing activities	(68,669)	(84,316)	(25,054)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 21 and 29)	61,271	37,500	20,500
Availments of short-term debt (Note 21)	10,000	—	—
Derivative financial instruments (Notes 28 and 29)	—	—	886
Payments for:
Distribution charges on perpetual notes (Note 20)	(236)	(236)	(236)
Derivative financial instruments (Notes 28 and 29)	(430)	(50)	—
Debt issuance costs (Notes 21 and 29)	(927)	(195)	(38)
Obligations under lease liabilities (Notes 10 and 29)	(5,781)	(5,399)	—
Interest – net of capitalized portion (Notes 5, 21 and 29)	(8,348)	(7,143)	(6,614)
Short-term debt (Note 21)	(10,000)	—	—
Cash dividends (Notes 20 and 29)	(16,721)	(15,592)	(13,928)
Long-term debt (Notes 21 and 29)	(28,365)	(20,494)	(18,740)
Decrease (increase) in treasury shares under employee benefit trust	—	(4)	26
Net cash flows from (used in) financing activities	463	(11,613)	(18,144)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,002)	(748)	831
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,868	(27,285)	18,749
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	24,369	51,654	32,905
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	40,237	24,369	51,654

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation.  While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on November 28, 1928, and another term of 50 years from November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2020.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2020.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2020, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to

12%, 15% and 7%, respectively, as at December 31, 2020.  See Note 20 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 16.69 million ADSs outstanding as at December 31, 2020.

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

Our consolidated financial statements as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 were approved and authorized for issuance by the Board of Directors on March 25, 2021 as reviewed by the Audit Committee on March 23, 2021.

Amendments to the Articles of Incorporation

On April 8, 2020 and June 9, 2020, the Board of Directors and stockholders, respectively, approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services; and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

On November 24, 2020, the Amendment of the Articles of Incorporation of PLDT was approved by the Philippine SEC.

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

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2020 and 2019:

			2020		2019
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC(a)	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL(b)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(b)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(b)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(b)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(b)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(c)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(b)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.3	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation(b)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	In 2019, SMHC was dissolved.
(b)	Ceased commercial operations.
(c)	On September 14, 2018, MRSI was incorporated and ePLDT made an initial investment of Php50 million.

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

Expiration of Digitel’s Legislative Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under Republic Act No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  Republic Act No. 7678 expired on February 17, 2019 and was not renewed due to the migration of all of its subscribers to PLDT in January 2018.  Our management is currently assessing the business direction of Digitel moving forward.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

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

Expiration of Philcom’s Legislative Franchise

Effective September 15, 2019, Philcom ceased to operate as a telecommunications service provider, pursuant to the expiration of its legislative franchise, Republic Act No. 7783.  In order to facilitate continued customer service, arrangements have been made between Philcom and PLDT where PLDT would make its services available to the affected Philcom subscribers on a voluntary basis.  The NTC interposed no objection to the transfer of Philcom’s subscribers to PLDT, subject to certain conditions.  Consequently, Philcom and PLDT executed a Deed of Assignment on August 15, 2019 and September 13, 2019 wherein all property and equipment of Philcom, accounts receivable, inventories and subscribers were transferred to PLDT for a total consideration of Php1,760 million and Php319 million, respectively, after complying with the conditions imposed by NTC.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on a voluntary basis, and SubicTel assigned its assets and subscribers to PLDT for a consideration of Php622 million.  The NTC did not object to the transfer of SubicTel’s subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  The PLDT Board of Directors had approved the acquisition of the assets and subscribers of SubicTel on September 24, 2019.  This transaction was eliminated in our consolidated financial statements.

Expiration of Maratel’s Legislative Franchise

Effective April 27, 2020, Maratel ceased to operate as a telecommunications service provider, following the expiration of its legislative franchise, Repubic Act No. 7970.  In order to ensure continued customer service, Maratel assigned its assets and subscribers to PLDT for a consideration of Php500 million.  The NTC did not object to the transfer of Maratel subscribers to PLDT, subject to certain conditions.  The PLDT Board of Directors had approved the acquisition of Maratel’s assets and subscribers on November 7, 2019.  This transaction was eliminated in our consolidated financial statements.

Corona Virus, or Covid-19, Pandemic

On March 8, 2020, Presidential Proclamation No. 922 was issued, declaring a State of Public Health Emergency throughout the Philippines due to Covid-19.  In a move to contain the Covid-19 pandemic, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region effective March 15, 2020.  On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight), unless earlier lifted or extended as circumstances may warrant, and imposed an enhanced community quarantine, or ECQ, throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant.  On March 24, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law, declaring a state of national emergency over the entire country, and authorizing the President of the Philippines to exercise certain powers necessary to address the Covid-19 pandemic.  On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020.  On May 1, 2020, the Government further extended the ECQ over, among others, certain portions of Luzon, including Metro Manila, until May 15, 2020, while easing restrictions in other parts of the country.  On May 11, 2020, the Inter-Agency Task Force for the Management of Emerging Infectious Diseases, or IATF, placed high-risk local government units under modified ECQ from May 16, 2020 until May 31, 2020, where certain industries were allowed to operate under strict compliance with minimum safety standards and protocols.  On May 27, 2020, the IATF reclassified various provinces, Highly Urbanized Cities, or HUCs, and independent component cities depending on the risk-level.  Meanwhile, on May 28, 2020, the Government placed Metro Manila under general community quarantine, or GCQ, allowing for the partial reopening of certain businesses and public transportation while continuing to limit general movements.  Pursuant to the declaration of the President on August 2, 2020, the National Capital Region and the provinces of Laguna, Cavite, Rizal and Bulacan were placed under modified ECQ from August 4, 2020 until August 18, 2020.  On August 17, 2020, the President placed Metro Manila, Bulacan, Cavite, Rizal, Nueva Ecija, Batangas, Quezon Province, Iloilo City, Cebu City, Lapu-Lapu City, Mandaue City, Talisay City, the municipalities of Minglanilla and Consolacion in Cebu under GCQ.  The rest of the country was placed under Modified GCQ, or MGCQ, effective August 19, 2020.  The period of GCQ for Metro Manila was extended until November 30, 2020.  On December 1, 2020, by order of the President, the Executive Secretary issued a Memorandum, advising that the President, taking into consideration the recommendation of the IATF, had approved the community quarantine classification of Provinces, HUCs, and independent component cities from December 1 to 31, 2020 as indicated therein. Under said

Memorandum, all HUCs of the National Capital Region, the Municipality of Pateros, Batangas, Iloilo City, Tacloban City, Iligan City, Lanao del Sur Province, Davao City and Davao del Norte Province were placed under GCQ, while the rest of the areas listed thereunder were placed under MGCQ, without prejudice to the declaration of localized ECQ in critical areas.

On September 15, 2020, Republic Act No. 11494 or the “Bayanihan to Recover As One Act” took effect,  providing for Covid-19 response and recovery interventions and providing mechanisms to accelerate the recovery and bolster the resiliency of the Philippine economy, providing funds therefore and for other purposes. Apart from authorizing the President to exercise powers necessary to undertake certain Covid-19 response and recovery interventions, Republic Act No. 11494 also affirmed the existence of a continuing national emergency, in view of unabated spread of the Covid-19 virus and the ensuing economic disruption therefrom.

On September 16, 2020, Presidential Proclamation No. 1021 was issued, extending the State of Calamity throughout the Philippines due to Covid-19 for a period of one-year effective September 13, 2020 to September 12, 2021, unless earlier lifted or extended as circumstances may warrant.

These and other measures have affected and caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.  See Amendments to IFRS 16, Leases, Covid-19 Related Concessions below, Note 3 – Estimating allowance for expected credit losses and Note 5 – Income and expenses – Contract balances.

To provide our customers with connectivity when they need it the most, we provided zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our PLDT Home subscribers, increased data allocations for postpaid and prepaid customers, equipped our corporate customers with telecommuting solutions, suspended disconnections for our postpaid customers, free use of selected business corporations for corporate customers and for our Overseas Filipino Workers, extended the duration of free calls through our Free Bee app.  On May 1, 2020, we implemented a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart consumer postpaid, and Sun consumer postpaid subscribers can settle their unpaid balances as at April 30, 2020 in six equal monthly payments with 0% interest and no penalties.  This program was further extended for two months that ended on December 31, 2020.  In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

In 2020, total expenses related to our Covid-19 measures amounted to Php903 million.

Sun Prepaid Rebranding to Smart Prepaid

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers.  The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management.

Post-rebranding, the ownership of Sun Prepaid subscribers remains under DMPI.  Under the terms of the agreement, Smart will settle a fixed fee representing DMPI’s proportionate share on the distributed subscriber revenues.  This transaction was eliminated in our consolidated financial statements.

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million.  The Sun Trademark, which was previously projected to be of continued use and was accordingly estimated to be with indefinite life is now amortized over a period of 12 months starting August 2020.  Total amortization of the Sun Trademark amounted to Php1,877 million as at December 31, 2020.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives and Note 15 – Goodwill and Intangible Assets - Amortization of Sun Cellular Trademark.

Sale of PLDT Prepaid HOME Wifi, or PHW, Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement on the transfer of PLDT’s  PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, have seamless upgrades and cross-selling of products for simplified customer experience and to better manage network costs and wireless network capacity.

The transfer of PHW subscribers took effect on March 1, 2021 after compliance with the NTC’s required
30-day notice to subscribers.  The initial purchase price for the transfer, together with the PHW inventories and unearned revenues, amounted to Php1,455 million, exclusive of value-added tax, subject to purchase price adjustment.  This transaction will be eliminated in our consolidated financial statements.

Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following amended standards starting January 1, 2020.  The adoption of these amended standards did not have significant impact on our financial position or performance.

•	Amendments to IFRS 3, Business Combinations, Definition of Business

The amendments to IFRS 3 clarify that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output.  Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs.  These amendments may impact future periods should the Group enter into any business combinations.

•	Amendments to International Accounting Standards, or IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

•	Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform Phase I

The amendments to IFRS 9 provide a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform.  A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

•	Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard.  The purpose of the Conceptual Framework is to assist the standard-setters in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

•	Amendments to IFRS 16, Leases, Covid-19 Related Rent Concessions

The amendments provide relief to lessees from applying the IFRS 16 requirement on lease modifications to rent concessions arising as a direct consequence of the Covid-19 pandemic.  A lessee may elect not to assess whether a rent concession from a lessor occurring as a direct consequence of the Covid-19 pandemic is a lease modification if it meets all of the following criteria:

a.	The change in lease payments results in a revised lease consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
b.	Any reduction in lease payments affects only payments originally due on or before June 30, 2021; and
c.	There is no substantive change to other terms and conditions of the lease.

A lessee that applies this practical expedient will account for any change in lease payments resulting from the Covid-19 related rent concession in the same way it would account for a change that is not a lease modification, i.e., as a variable lease payment.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020.  Early adoption is permitted.

We adopted the amendments beginning June 1, 2020 and applied the practical expedient where rent concessions as a result of the Covid-19 pandemic that meets the criteria above shall not be considered as a lease modification.

Lessors have granted forgiveness on lease payments as an effect of the Covid-19 pandemic.  The rent concessions for PLDT and Smart (including DMPI) amounted to Php137 million for the year ended December 31, 2020.

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

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

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

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah; and the functional currency of PLDT Malaysia Sdn Bhd is the Malaysian Ringgit.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Other income (expenses) – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2020 and 2019.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

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

Our financial assets at FVOCI include receivables from MPIC as at December 31, 2020 and 2019.  See Note 25 – Related Party Transactions and Note 28 – Financial Assets and Liabilities.

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

Our financial assets at FVPL include portions of short-term investments, derivative financial assets and equity investments as at December 31, 2020 and 2019.  See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

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

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps, call spreads and liability from redemption of preferred stock as at December 31, 2020 and 2019.  See Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2020 and 2019.  See Note 21 – Interest-bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities.

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

Impairment of Financial Assets

We recognize ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

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

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statement.

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

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 10 – Leases and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

For assets, excluding goodwill and intangible assets with indefinite useful life, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statements.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill for further disclosures relating to impairment of non-financial assets.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill for further disclosures relating to impairment of non-financial assets.

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

External valuers are involved for valuation of significant assets, such as investment properties.  Involvement of external valuers is decided upon annually.  Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies.  For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

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

Revenue

Revenues from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  IFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are adjusted for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

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

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at December 31, 2020, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,921 million, of which we expect to recognize approximately 72% in 2021 and 28% in 2022 and onwards.  As at December 31, 2019, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,864 million, of which we expect to recognize approximately 68% in 2020 and 32% in 2021 and onwards.

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

The disclosures of significant accounting judgments, estimates and assumptions relating to revenues from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

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

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart Signature, Sun and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, Sun Cellular, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

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

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services.  Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.  The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered.

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

Customer Loyalty Program

We operate customer engagement and loyalty programs which allow customers to accumulate points when postpaid customers pay their bills on time and in full, purchase products or services, and load or top-up for prepaid customers once registered to the program.  Customers may avail of the “MVP Rewards Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet of the customer that can be used for all purchases transacted using the “MVP Rewards Card”.  Meanwhile, “Giga Points”, Smart’s loyalty program, gives rewards in the form of points for every subscriber top-up and buy Giga.  Each Giga Point is equivalent to Php1.00.  These customer loyalty program are not treated as a separate performance obligation but as a reduction of revenue when earned, which is booked under loyalty expense.

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

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized at a point in time upon service availment.  We act as an agent for certain VAS arrangements.

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

Incremental costs to obtain contracts

We often give commissions and incentives to sales agents for meeting certain volumes of new connections and corresponding value of plans contracted.  These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.  The capitalized incremental costs are subject to regular impairment assessment.

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

Retirement Benefits

PLDT and certain of its subsidiaries are covered under Republic Act No. 7641 otherwise known as “The Philippine Retirement Law”.

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

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

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

Other Long-term Employee Benefits

Transformation Incentive Plan, or TIP

Cycle I TIP

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

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be settled in cash.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the Cumulative Consolidated Core Net Income, or CCNI, for the years 2020 and 2021.

This other long-term employee benefit liability is recognized and measured using the projected unit credit method and to be amortized on a straight-line basis over the vesting period.

Please see Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

Leases – Beginning January 1, 2019

We assess at contract inception whether the contract is, or contains, a lease that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

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

Sale and Leaseback.  If we transfer an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of

IFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

For transfer of an asset that satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by us. Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds. We account for the financial liability applying IFRS 9.

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

Standards Issued But Not Yet Effective

The standards that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2021

•	Amendments to IFRS 9, Financial Instruments, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases – Interest Rate Benchmark Reform – Phase 2

The amendments provide the following temporary reliefs which address the financial reporting effects when an interbank offered rate, or IBOR, is replaced with an alternative nearly risk-free interest rate, or RFR.

a)	Practical expedient for changes in the basis for determining the contractual cash flows as a result of IBOR reform;
b)	Relief from discontinuing hedging relationships; and
c)	Relief from the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

We shall also disclose information about:

a)	The nature and extent of risks to which the entity is exposed arising from financial instruments subject to IBOR reform, and how the entity manages those risks; and
b)	Their progress in completing the transition to alternative benchmark rates, and how the entity is managing that transition.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and must be applied retrospectively, however, we are not required to restate prior periods. These amendments will apply to some of our financial instruments which are linked to the old interest rate benchmark.  We are anticipating the discontinuance of LIBOR as benchmark by 2022.  Therefore, the amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2022

•	Amendments to IAS 16, Property, Plant and Equipment, Proceeds Before Intended Use

The amendments prohibit entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.  Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, Onerous Contracts: Cost of Fulfilling a Contract

The amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.  The amendments apply a “directly related cost approach”.  The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities.  General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022.  We will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

We are currently assessing the impact of the amendments on our consolidated financial statements.

•	Amendments to IFRS 3, Business Combinations, Reference to the Conceptual Framework

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The amendments added an exception to the recognition principle of IFRS 3, Business Combinations to avoid the issue of potential ‘day 2’gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets or International Financial Reporting Interpretations Committee 21, Levies, if incurred separately.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

We are currently assessing the impact of the amendments on our consolidated financial statements.

Annual Improvements to IFRSs 2018-2020 Cycle

•	Amendments to IFRS 1, First-time Adoption of Philippines Financial Reporting Standards, Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS.  This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to IFRS 9, Financial Instruments, Fees in the “10 percent” test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.  These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.  An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.  We will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to IAS 41, Agriculture, Taxation in Fair Value Measurements

The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after January 1, 2022 with earlier adoption permitted.

The amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2023

•	Amendments to IAS 1, Presentation of Financial Statements, Classification of Liabilities as Current or Noncurrent

The amendments clarify paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

a)	What is meant by a right to defer settlement;

b)	That a right to defer must exist at the end of the reporting period;

c)	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

d)	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.

We are currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

•	IFRS 17, Insurance Contracts

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

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required.  Early application is permitted.

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

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

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

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

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

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is told at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

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

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

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

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; (c) AGS

Indonesia, which uses the Indonesian Rupiah; and (d) PLDT Malaysia Sdn Bhd, which uses the Malaysian Ringgit.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee – Beginning January 1, 2019

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases for the accounting policy.

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

Total depreciation of ROU assets amounted to Php4,940 million and Php4,393 million for the years ended December 31, 2020 and 2019, respectively.  Total lease liabilities amounted to Php20,025 million and Php16,315 million as at December 31, 2020 and 2019, respectively.  See Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee –Prior to January 1, 2019

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17.  Total lease expense amounted to Php7,321 million for the year ended December 31, 2018.  Total finance lease obligations amounted to Php514 thousand as at December 31, 2018.  See Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities.

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

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

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

As a result of the subscription of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in an associate.  On May 14, 2020, VIH issued Convertible Loan Note Instruments and Warrant Certificates to the Subscribers and on December 31, 2020, the Convertible Note issued to PCEV was converted in full into Class A2 Preferred Shares.  Thereafter, PCEV’s ownership was diluted from 48.74% to 43.97%.

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

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

IAS 28 provides that where an entity holds 20% or more of the voting power (directly or through subsidiaries) of an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2020 and 2019.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2020 and 2019.

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

Our lease liabilities amounted to Php20,025 million and Php16,315 million as at December 31, 2020 and 2019, respectively.  See Note 10 – Leases.

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

Impairment of non-financial assets

IFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill for the key assumptions used to determine the VIU of the relevant CGUs.

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

The asset impairment recognized on noncurrent assets amounted to nil for the years ended December 31, 2020 and 2019, while Php2,122 million for the year ended December 31, 2018.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

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

In 2018 and 2017, PLDT and Smart shortened its estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php540 million and Php15,807 million for the years ended December 31, 2019 and 2018, respectively.

In 2019, PLDT increased its estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment.  As a result, PLDT recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes.  As a result, PLDT recognized additional depreciation amounting to Php1,028 million for the year ended December 31, 2020.

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 2G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is part of our strategy to address increasing demand for data and data-centric applications by moving to faster speed LTE and 5G technologies.  As a result, Smart recognized additional depreciation expense of Php1,458 million in 2020 and Php1,508 million in 2019.  Smart expects additional depreciation expense arising from the acceleration of the estimated useful lives of the affected equipment amounting to Php1,397 million in 2021 and Php46 million in each of the years 2022 and 2023.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies.  Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost reengineering initiatives.  As a result, Smart recognized additional depreciation expense of Php3,035 million in 2020.  Smart expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment amounting to Php1,406 million in 2021 and Php1,110 million in each of the years from 2022 to 2024.

The total depreciation and amortization of property and equipment amounted to Php42,540 million, Php35,263 million and Php47,240 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php260,868 million and Php232,134 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  As a result, the “Sun Cellular” trademark of DMPI which was previously projected to be of continued use and was accordingly estimated to be with indefinite life is now treated as with finite life and is amortized over a period of 12 months starting August 2020.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark.

The total amortization of intangible assets with finite lives amounted to Php2,496 million, Php758 million and Php892 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total carrying values of intangible assets with finite lives amounted to Php3,950 million and Php1,941 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php1,940 million and Php2,294 million as at December 31, 2020 and 2019, respectively.  Total consolidated provision from deferred income tax amounted to Php3,989 million, Php6,267 million and Php1,375 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php19,556 million and Php23,623 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.  We consider the impact of the Covid-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under general approach are measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL.  For trade receivables and contract assets, we use the simplified approach for calculating ECL.  We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experience with forward-looking information.  At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets. However, we considered incorporating new macro-economic assumptions and updated the probability weights assigned used in the calculation of ECL to reflect the impact of changes in the economic conditions in 2020 resulting from the Covid-19 pandemic. The changes resulted to higher provision for ECL for the year ended December 31, 2020.

•	Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes and consider the severity of the impact of Covid-19 and the expected timing/duration of the recovery from the pandemic.

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

Total provision for expected credit losses for trade and other receivables amounted to Php6,446 million, Php4,071 million and Php4,192 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php22,053 million and Php22,436 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total impairment losses for contract assets amounted to Php266 million, Php291 million and Php223 million for years ended December 31, 2020, 2019 and 2018, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,467 million and Php2,747 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, G20 GDP and G20 inflation rates.  For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

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

Net consolidated pension benefit costs amounted to Php2,218 million, Php1,018 million and Php1,855 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The prepaid benefit costs amounted to Php1,021 million and Php342 million as at December 31, 2020 and 2019, respectively.  The accrued benefit costs amounted to Php13,342 million and Php8,985 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

Cycle 1 TIP

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

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

As at March 25, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be settled in cash.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the CCNI for the years 2020 and 2021.

This other long-term employee benefit liability is recognized and measured using the projected unit credit method and to be amortized on a straight-line basis over the vesting period.

The expense accrued for the TIP amounted to Php1,134 million, Php638 million and Php208 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,132 million and Php795 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php2,000 million and Php1,767 million as at December 31, 2020 and 2019, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2020 amounted to Php3,724 million and Php217,291 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2019 amounted to Php1,657 million and Php173,457 million, respectively.  See Note 28 – Financial Assets and Liabilities.

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

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries, data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The chief operating decision maker, which we refer to as the Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the year; earnings before interest, taxes, and depreciation and amortization, or Adjusted EBITDA; Adjusted EBITDA margin; and core income.  Net income for the year is measured consistent with net income in our consolidated financial statements.

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

The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2020, 2019 and 2018, and as at December 31, 2020 and 2019 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2020
Revenues
External customers	101,789	79,215	—	—	181,004
Service revenues	95,748	77,886	—	—	173,634
Non-service revenues	6,041	1,329	—	—	7,370
Inter-segment transactions	2,422	19,524	—	(21,946)	—
Service revenues	2,422	19,524	—	(21,946)	—
Non-service revenues	—	—	—	—	—
Total revenues	104,211	98,739	—	(21,946)	181,004

Results
Depreciation and amortization	35,134	19,383	—	(7,037)	47,480
Asset impairment	2,196	5,490	1	(41)	7,646
Interest income	537	636	92	(55)	1,210
Equity share in net earnings (losses) of associates and joint ventures	—	50	(2,378)	—	(2,328)
Financing costs – net	6,886	6,059	55	(2,914)	10,086
Provision for (benefit from) income tax	3,901	3,734	(617)	1,423	8,441
Net income (loss) / Segment profit (loss)	14,424	14,509	(318)	(4,035)	24,580
Adjusted EBITDA	60,272	33,405	(12)	(7,507)	86,158
Adjusted EBITDA margin	61%	34%	—	34%	50%
Core income (loss)	15,698	15,463	193	(4,225)	27,129

Assets and liabilities
Operating assets	219,412	319,384	6,371	(41,000)	504,167
Investments in associates and joint ventures	40	43,690	8,393	—	52,123
Deferred income tax assets – net	6,943	11,628	(350)	1,335	19,556
Total assets	226,395	374,702	14,414	(39,665)	575,846
Operating liabilities	227,687	274,614	1,457	(48,303)	455,455
Deferred income tax liabilities	23	330	—	373	726
Total liabilities	227,710	274,944	1,457	(47,930)	456,181

Other segment information
Capital expenditures, including capitalized interest (Note 9)	33,118	38,786	—	—	71,904

December 31, 2019
Revenues
External customers	94,488	74,699	—	—	169,187
Service revenues	88,243	73,112	—	—	161,355
Non-service revenues	6,245	1,587	—	—	7,832
Inter-segment transactions	2,418	14,707	—	(17,125)	—
Service revenues	2,418	14,707	—	(17,125)	—
Non-service revenues	—	—	—	—	—
Total revenues	96,906	89,406	—	(17,125)	169,187

Results
Depreciation and amortization	29,484	16,141	—	(5,969)	39,656
Asset impairment	1,133	3,699	1	—	4,833
Equity share in net earnings (losses) of associates and joint ventures	—	568	(2,103)	—	(1,535)
Interest income	703	680	362	—	1,745
Financing costs – net	6,422	5,078	—	(2,947)	8,553
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss) / Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
Adjusted EBITDA	52,789	33,162	(101)	(6,035)	79,815
Adjusted EBITDA margin	58%	38%	—	—	49%
Core income (loss)	13,685	12,531	(1,151)	46	25,111

Assets and liabilities
Operating assets	287,059	198,468	7,943	(45,929)	447,541
Investments in associates and joint ventures	10	73,386	9,897	(29,430)	53,863
Deferred income tax assets – net	13,102	11,791	(711)	(559)	23,623
Total assets	300,171	283,645	17,129	(75,918)	525,027
Operating liabilities	221,755	229,855	833	(46,289)	406,154
Deferred income tax liabilities	1,986	384	252	(39)	2,583
Total liabilities	223,741	230,239	1,085	(46,328)	408,737

Other segment information
Capital expenditures, including capitalized interest (Note 9)	30,718	42,153	—	—	72,871

December 31, 2018
Revenues
External customers	87,193	74,593	1,128	—	162,914
Service revenues	80,265	71,020	1,084	—	152,369
Non-service revenues	6,928	3,573	44	—	10,545
Inter-segment transactions	2,736	10,629	10	(13,375)	—
Service revenues	2,736	10,628	10	(13,374)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	89,929	85,222	1,138	(13,375)	162,914

Results
Depreciation and amortization	24,778	22,303	159	—	47,240
Asset impairment	3,319	4,746	—	—	8,065
Equity share in net earnings (losses) of associates and joint ventures	62	171	(320)	—	(87)
Interest income	719	812	536	(124)	1,943
Financing costs – net	1,865	5,195	131	(124)	7,067
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income (loss) / Segment profit (loss)	5,725	6,059	7,971	(782)	18,973
Adjusted EBITDA	34,235	30,875	(2,688)	1,605	64,027
Adjusted EBITDA margin	41%	38%	—	—	42%
Core income (loss)	9,760	6,925	9,952	(782)	25,855

Assets and liabilities
Operating assets	230,182	199,557	30,962	(61,075)	399,626
Investments in associates and joint ventures	—	43,426	12,001	—	55,427
Deferred income tax assets – net	16,879	12,479	(1,119)	(542)	27,697
Total assets	247,061	255,462	41,844	(61,617)	482,750
Operating liabilities	168,837	206,812	16,773	(29,319)	363,103
Deferred income tax liabilities	2,321	482	367	(189)	2,981
Total liabilities	171,158	207,294	17,140	(29,508)	366,084

Other segment information
Capital expenditures, including capitalized interest (Note 9)	32,248	26,242	—	—	58,490

The following table shows the reconciliation of our consolidated net income to our consolidated adjusted EBITDA for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(in million pesos)
Consolidated net income	24,580	22,786	18,973
Add (deduct) adjustments:
Depreciation and amortization (Notes 9 and 10)	47,480	39,656	47,240
Financing costs – net (Note 5)	10,086	8,553	7,067
Provision for income tax (Note 7)	8,441	9,550	3,842
Amortization of intangible assets (Note 15)	2,496	758	892
Equity share in net losses of associates and joint ventures (Note 11)	2,328	1,535	87
Losses (gains) on derivative financial instruments – net (Note 28)	378	284	(1,086)
Impairment of investments (Note 11)	60	34	172
Interest income (Note 5)	(1,210)	(1,745)	(1,943)
Foreign exchange losses (gains) – net (Notes 5 and 28)	(1,488)	(424)	771
Other income – net (Note 5)	(6,993)	(1,172)	(14,110)
Noncurrent asset impairment	—	—	2,122
Total adjustments	61,578	57,029	45,054
Consolidated Adjusted EBITDA	86,158	79,815	64,027

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(in million pesos)
Consolidated net income	24,580	22,786	18,973
Add (deduct) adjustments:
Manpower rightsizing program, or MRP (Note 5)	2,625	3,296	1,703
Sun trademark amortization (Note 12)	1,877	—	—
Investment derecognized (Note 12)	599	—	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs (Note 28)	284	233	(1,135)
Impairment of investments (Note 11)	60	34	172
Core income adjustment on equity share in net losses (earnings) of associates and joint ventures	(6)	(226)	23
Net income attributable to noncontrolling interests	(296)	(265)	(57)
Foreign exchange losses (gains) – net (Notes 5 and 28)	(1,488)	(424)	771
Unrealized losses in fair value of investments	—	675	1,154
Depreciation due to shortened life of property and equipment	—	—	4,564
Noncurrent asset impairment	—	—	2,122
Investment written-off	—	—	362
Nonrecurring income	—	—	(1,018)
Net tax effect of aforementioned adjustments	(1,106)	(998)	(1,779)
Total adjustments	2,549	2,325	6,882
Consolidated core income	27,129	25,111	25,855

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	125.29	125.29	115.95	115.95	119.39	119.39
Add (deduct) adjustments:
Foreign exchange gains (losses) – net	5.36	5.36	1.73	1.73	(3.57)	(3.57)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	0.03	0.03	1.05	1.05	(0.11)	(0.11)
Impairment of investments	(0.28)	(0.28)	(0.16)	(0.16)	(0.80)	(0.80)
Gains (losses) on derivative financial instruments – net, excluding hedge costs	(0.92)	(0.92)	(0.75)	(0.75)	4.08	4.08
Investment derecognized	(2.77)	(2.77)	—	—	—	—
Sun trademark amortization	(6.08)	(6.08)	—	—	—	—
MRP	(8.51)	(8.51)	(10.73)	(10.73)	(5.52)	(5.52)
Unrealized losses in fair value of investments	—	—	(3.12)	(3.12)	(5.34)	(5.34)
Investment written-off	—	—	—	—	(1.68)	(1.68)
Noncurrent asset impairment	—	—	—	—	(9.82)	(9.82)
Depreciation due to shortened life of property and equipment	—	—	—	—	(14.06)	(14.06)
Others	—	—	—	—	4.71	4.71
Total adjustments	(13.17)	(13.17)	(11.98)	(11.98)	(32.11)	(32.11)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	112.12	112.12	103.97	103.97	87.28	87.28

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(in million pesos)
Wireless services
Service revenues:
Mobile	95,589	87,823	79,904
Home broadband	40	85	155
MVNO and others	119	335	206
	95,748	88,243	80,265
Non-service revenues:
Sale of mobile handsets and broadband data modems	6,041	6,245	6,928
Total wireless revenues	101,789	94,488	87,193
Fixed line services
Service revenues:
Voice	19,484	19,890	21,148
Data	58,064	52,787	49,504
Miscellaneous	338	435	368
	77,886	73,112	71,020
Non-service revenues:
Sale of computers, phone units and SIM cards	1,140	1,193	3,056
Point-product-sales	189	394	517
	1,329	1,587	3,573
Total fixed line revenues	79,215	74,699	74,593
Other services	—	—	1,128
Total revenues	181,004	169,187	162,914

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2020, 2019 and 2018.

5.	Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines.  This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments.  See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the years ended December 31, 2020, 2019 and 2018:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2020
Type of good or service
Service revenue	98,170	97,410	—	(21,946)	173,634
Non-service revenue	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

Timing of revenue recognition
Transferred over time	98,170	97,410	—	(21,946)	173,634
Transferred at a point time	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

December 31, 2019
Type of good or service
Service revenue	90,661	87,819	—	(17,125)	161,355
Non-service revenue	6,245	1,587	—	—	7,832
Total revenues from contracts with customers	96,906	89,406	—	(17,125)	169,187

Timing of revenue recognition
Transferred over time	90,661	87,819	—	(17,125)	161,355
Transferred at a point time	6,245	1,587	—	—	7,832
Total revenues from contracts with customers	96,906	89,406	—	(17,125)	169,187

December 31, 2018
Type of good or service
Service revenue	83,001	81,648	1,094	(13,374)	152,369
Non-service revenue	6,928	3,574	44	(1)	10,545
Total revenues from contracts with customers	89,929	85,222	1,138	(13,375)	162,914

Timing of revenue recognition
Transferred over time	83,001	81,648	1,094	(13,374)	152,369
Transferred at a point time	6,928	3,574	44	(1)	10,545
Total revenues from contracts with customers	89,929	85,222	1,138	(13,375)	162,914

Contract Balances

Contract balances as at December 31, 2020 and 2019 consists of the following:

	2020	2019
	(in million pesos)
Trade and other receivables (Note 17)	38,304	39,340
Contract assets	2,559	2,817
Contract liabilities and unearned revenues (Notes 22 and 24)	9,571	8,483

The decrease in gross trade and other receivables of Php1,036 million as at December 31, 2020 was primarily due write-off of uncollectible accounts against the related allowance for ECLs and collection of carrier.

The decrease of Php258 million in contract assets as at December 31, 2020 was due to fewer new connections from postpaid bundled contracts during the year.

The increase of Php1,088 million in contract liabilities and unearned revenues as at December 31, 2020 is related to the overall higher revenues from postpaid and prepaid subscribers due to the increase in demand as a result of the Covid-19 restrictions.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the years ended December 31, 2020 and 2019 and 2018.

	2020	2019	2018
	(in million pesos)
Balances at beginning of the year	70	131	114
Reclassification	22	(61)	—
Provisions	—	—	17
Balances at end of the year	92	70	131

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Balances at beginning of the year	8,483	7,182	8,541
Deferred during the year	127,160	111,084	102,288
Recognized as revenue during the year	(126,072)	(109,783)	(103,647)
Balances at end of the year	9,571	8,483	7,182

The contract liabilities and unearned revenues accounts as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Unearned revenues from prepaid contracts	6,185	5,454
Advance monthly service fees	1,747	1,777
Short-term advances for installation services	1,167	726
Leased facilities	446	469
Long-term advances from equipment	26	57
Total contract liabilities and unearned revenues	9,571	8,483

Contract liabilities:
Noncurrent (Note 22)	4	13
Current (Note 24)	12	44

Unearned revenues:
Noncurrent (Note 22)	972	591
Current (Note 24)	8,583	7,835

As at December 31, 2020, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php976 million and Php8,595 million, respectively, while as at December 31, 2019, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php604 million and Php7,879 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Compensation and employee benefits	26,833	24,883	23,543
Repairs and maintenance (Notes 14, 18 and 25)	21,555	20,007	14,331
Professional and other contracted services (Note 25)	7,307	7,408	12,809
Selling and promotions (Note 25)	6,542	5,395	6,340
Taxes and licenses	5,495	4,570	4,974
Amortization of intangible assets (Note 15)	2,496	758	892
Insurance and security services (Note 25)	1,699	1,671	1,499
Rent (Notes 10 and 25)	1,384	1,290	7,321
Communication, training and travel (Note 25)	903	1,203	1,069
Other expenses	1,041	1,045	1,138
Total selling, general and administrative expenses	75,255	68,230	73,916

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Salaries and other employee benefits	20,856	19,931	19,777
MRP	2,625	3,296	1,703
Pension benefit costs (Note 26)	2,218	1,018	1,855
Incentive plan (Note 26)	1,134	638	208
Total compensation and employee benefits	26,833	24,883	23,543

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

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	8,275	9,402	10,513
Cost of services (Note 18)	2,991	3,680	3,429
Cost of point-product-sales (Note 18)	1,029	347	485
Total cost of sales and services	12,295	13,429	14,427

Asset Impairment

Asset impairment for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Trade and other receivables (Note 17)	6,446	4,071	4,192
Inventories and supplies (Note 18)	934	471	1,528
Contract assets	266	291	223
Property and equipment (Note 9)	—	—	1,958
Other assets	—	—	164
Total asset impairment	7,646	4,833	8,065

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Gains (losses) on sale of property and equipment (Note 9)	3,369	(88)	12
Reversal of provisions	2,679	999	1,250
Foreign exchange gains (losses) – net (Note 28)	1,488	424	(771)
Interest income	1,210	1,745	1,943
Gains (losses) on derivative financial instruments – net (Note 28)	(378)	(284)	1,086
Equity share in net losses of associates and joint ventures (Note 11)	(2,328)	(1,535)	(87)
Financing costs – net	(10,086)	(8,553)	(7,067)
Gain on deconsolidation of VIH	—	—	12,054
Others – net (Notes 11, 12 and 14)	885	227	622
Total other expenses – net	(3,161)	(7,065)	9,042

Interest Income

Interest income for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Interest income on cash and cash equivalents (Note 16)	560	1,022	957
Interest income arising from revenue contracts with customers	414	430	340
Interest income on financial instruments at FVOCI	70	239	—
Interest income on financial instruments at amortized cost (Note 13)	1	6	6
Interest income – others	165	48	640
Total interest income	1,210	1,745	1,943

Financing Costs – Net

Financing costs – net for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	10,333	8,730	8,307
Accretion on lease liabilities (Note 10)	1,125	1,061	—
Accretion on financial liabilities (Note 21)	146	122	145
Financing charges	79	95	139
Capitalized interest (Note 9)	(1,597)	(1,455)	(1,524)
Total financing costs – net	10,086	8,553	7,067

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2020	722	(9)	(896)	616	(31,763)	—	(38)	(31,368)	15	(31,353)
Other comprehensive income (loss)	(21)	—	(306)	—	(3,957)	(37)	37	(4,284)	(6)	(4,290)
Balances as at December 31, 2020	701	(9)	(1,202)	616	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Balances as at January 1, 2019	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Other comprehensive income (loss)	27	—	(256)	(2)	(6,074)	—	127	(6,178)	(4)	(6,182)
Balances as at December 31, 2019	722	(9)	(896)	616	(31,763)	—	(38)	(31,368)	15	(31,353)
Balances as at January 1, 2018	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Effect of adoption of IFRS 9 (Note 2)	—	(4,309)	—	—	—	(182)	(136)	(4,627)	—	(4,627)
Balances as at January 1, 2018 (as restated)	583	(9)	(369)	620	(24,467)	—	(136)	(23,778)	14	(23,764)
Other comprehensive income (loss)	112	—	(271)	(2)	(1,222)	—	(29)	(1,412)	5	(1,407)
Balances as at December 31, 2018	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Net deferred income tax assets	19,556	23,623
Net deferred income tax liabilities	726	2,583

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	6,394	4,886
Unamortized past service pension costs	4,874	5,846
Accumulated provision for doubful accounts	3,577	3,806
Provisions	2,917	1,661
Unearned revenues	2,509	2,108
Customer list and trademark	1,116	3,890
Accumulated write-down of inventories to net realizable values	699	701
Lease liability over right-of-use assets under IFRS 16	666	393
NOLCO	88	432
Fixed asset impairment/depreciation due to shortened life of property and equipment	61	138
Derivative financial instruments	33	—
Excess MCIT over RCIT	3	1,408
Taxes and duties capitalized	(124)	—
Unrealized foreign exchange losses (gains)	(457)	580
Others	(2,800)	(2,226)
Total deferred income tax assets – net	19,556	23,623
Net deferred income tax liabilities:
Investment property	569	278
Unrealized foreign exchange gains	167	254
Intangible assets and fair value adjustment on assets acquired – net of amortization	70	1,964
Others	(80)	87
Total deferred income tax liabilities	726	2,583

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Net deferred income tax assets – balances at beginning of the year	23,623	27,697
Net deferred income tax liabilities – balances at beginning of the year	(2,583)	(2,981)
Net balances at beginning of the year	21,040	24,716
Movement charged directly to other comprehensive income	1,811	2,673
Provision for deferred income tax	(3,989)	(6,267)
Adjustments due to adoption of IFRS 16	—	(83)
Others	(32)	1
Net balances at end of the period	18,830	21,040
Net deferred income tax assets – balances at end of the year	19,556	23,623
Net deferred income tax liabilities – balances at end of the year	(726)	(2,583)

The analysis of our consolidated net deferred income tax assets as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	13,041	16,033
Deferred income tax assets to be recovered within 12 months	6,515	7,590
	19,556	23,623

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(477)	(2,376)
Deferred income tax liabilities to be settled within 12 months	(249)	(207)
Net deferred income tax liabilities	(726)	(2,583)

Provision for income tax for the years ended December 31, 2020, 2019 and 2018 consist of:

	2020	2019	2018
	(in million pesos)
Current	4,452	3,283	2,467
Deferred (Note 3)	3,989	6,267	1,375
	8,441	9,550	3,842

The impact of the application of MCIT amounting to Php1,426 million, Php206 million and Php488 million for the years ended December 31, 2020, 2019 and 2018, respectively, was considered in both provision for income tax current and deferred.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	9,906	9,701	6,845
Tax effects of:
Nondeductible expenses	144	907	1,235
Equity share in net losses (income) of associates and joint ventures	(20)	(220)	26
Loss (income) not subject to income tax	(27)	154	(1,827)
Income subject to final tax	(189)	(599)	(297)
Difference between Optical Standard Deduction, OSD, and itemized deductions	(426)	(251)	(22)
Special deductible items and income subject to lower tax rate	(537)	(643)	(750)
Net movement in unrecognized deferred income tax assets and other adjustments	(410)	501	(1,368)
Actual provision for income tax	8,441	9,550	3,842

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Accumulated provision for expected credit losses	2,907	2,947
NOLCO	1,358	3,322
Fixed asset impairment	1,284	1,146
Provisions	761	116
Pension and other employee benefits	61	—
Excess MCIT over RCIT	20	27
Unearned revenues	17	95
Operating lease	10	1
Unrealized foreign exchange losses	5	45
Accumulated write-down of inventories to net realizable values	2	11
Interest on subordinated shareholder advances	(4)	—
Gain on disposal of asset	—	105
	6,421	7,815
Unrecognized deferred income tax assets	1,940	2,294

DMPI and ePLDT availed of the OSD method in computing their taxable income.  This assessment is based on projected taxable profits at a level where it is favorable to use OSD method.  These Companies are also expected to avail of the OSD method in the foreseeable future.  Thus, certain deferred income tax assets of DMPI and ePLDT amounting to Php209 million and Php1,988 million as at December 31, 2020 and 2019, respectively, were not recognized.  Meanwhile, the deferred income tax liability not recognized due to OSD amounting to Php234 million as at December 31, 2020 pertains to the gain on fair value adjustment of PCEVs investment to VIH as PCEV expects to use the OSD method in computing its taxable income in the future when said gain is realized.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2020 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2018	December 31, 2021	—	1,224
December 31, 2019	December 31, 2022	9	63
December 31, 2020	December 31, 2025	14	188
		23	1,475
NOLCO incurred by foreign affiliates which can be carried over indefinitely		—	195
		23	1,670
Consolidated tax benefits		23	501
Consolidated unrecognized deferred income tax assets		(20)	(413)
Consolidated recognized deferred income tax assets		3	88

The excess MCIT totaling Php23 million as at December 31, 2020 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php1,426 million, Php206 million and Php488 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The amount of expired portion of excess MCIT amounted to Php1 million, Php10 million and Php1 million for the years ended December 31, 2020, 2019 and 2018, respectively.

NOLCO totaling Php1,670 million as at December 31, 2020 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php2,109 million, Php9,530 million and Php1,094 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The amount of expired NOLCO amounted to Php1,170 million, Php973 million and Php1,272 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020.  It contains the government’s second wave of relief measures to address the health and economic crises stemming from the Covid-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extends the carry-over of the NOLCO incurred in 2020 and 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss.  Hence, the expiration of NOLCO incurred in 2020 amounting to Php188million, which ordinarily can be carried over until December 31, 2023, is extended until December 31, 2025.

Corporate Recovery and Tax Incentives for Enterprises Act, or CREATE, Bill

On February 3, 2021, the Bicameral Conference Committee under the 18th Congress of the Philippines ratified the reconciled version of House Bill No. 4157 with Senate Bill No.1357, or the Corporate Recovery and Tax Incentives for Enterprises Act, or CREATE.

The CREATE bill provides for the following reduction in corporate income tax rates, among others:

•	Lower corporate income tax from 30% to 25%, retroactive to July 1, 2020, for both domestic and foreign corporations;

•

Lower corporate income tax of 20% for small and medium domestic corporations (with net taxable income of Php5 million and below, and with total assets of not more than Php100 million excluding land); and

•	Lower MCIT from 2% to 1% effective July 1, 2020 until June 30, 2023.

The bill was signed by the Speaker of the House of Representatives and the Senate President.  Thereafter, it was transmitted to the Office of the President for approval.  Once signed into law, the Act will take effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation.

IAS 12, Income Taxes, requires current and deferred taxes to be measured with reference to the tax rates and laws, as enacted or substantively enacted by the end of the reporting period. Meanwhile, IAS 10, Events after the Reporting Period, identifies the enactment or announcement of a change in tax rates and laws after the end of the reporting period as an example of a non-adjusting event.

As at the end of reporting date, December 31, 2020, the CREATE Bill is not considered substantively enacted. As such, current and deferred taxes are measured using the applicable statutory tax rate of 30%.

Registration with Subic Bay Freeport Zone and Clark Special Economic Zone Enterprise Zone

SubicTel and ClarkTel are registered with the Subic Bay Freeport Zone and the Clark Special Economic Zone, or Economic Zones, respectively, under Republic Act No.. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated net income attributable to equity holders of PLDT	24,284	24,284	22,521	22,521	18,916	18,916
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	24,225	24,225	22,462	22,462	18,857	18,857

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 5)	112.12	112.12	103.97	103.97	87.28	87.28

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

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

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2020 and 2019 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
As at December 31, 2018
Cost	217,773	128,321	217,164	26,546	58,711	20,823	4,576	—	—	40,123	714,037
Accumulated depreciation, impairment and amortization	(170,302)	(112,354)	(146,826)	(20,557)	(52,012)	(15,752)	(270)	—	—	—	(518,073)
Net book value	47,471	15,967	70,338	5,989	6,699	5,071	4,306	—	—	40,123	195,964
Year ended December 31, 2019
Net book value at beginning of the year	47,471	15,967	70,338	5,989	6,699	5,071	4,306	—	—	40,123	195,964
Effect of adoption of IFRS 16	—	—	(244)	(1)	—	—	—	—	—	—	(245)
Net book value at the beginning of the year (as restated)	47,471	15,967	70,094	5,988	6,699	5,071	4,306	—	—	40,123	195,719
Additions (Note 4)	1,448	856	557	176	3,804	2,987	3	—	—	63,040	72,871
Disposals/Retirements	(24)	—	(99)	(3)	(109)	—	—	—	—	(77)	(312)
Reclassifications	(11,066)	(20,057)	24,693	(5)	(2,161)	1,227	—	6,529	16	(30)	(854)
Transfers and others	10,374	7,720	32,290	541	1,247	4,696	21	—	—	(56,889)	—
Translation differences charged directly to cumulative translation adjustments	(1)	(1)	—	(4)	2	—	—	—	—	—	(4)
Adjustments	—	—	—	(20)	—	—	—	—	—	—	(20)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(3)	—	—	—	—	—	—	(3)
Depreciation and amortization	(8,084)	(3,857)	(17,025)	(1,102)	(3,410)	(1,782)	(3)	—	—	—	(35,263)
Net book value at end of the year	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
As at December 31, 2019
Cost	201,652	2,800	321,798	28,128	29,241	30,906	4,597	50,654	17	46,167	715,960
Accumulated depreciation, impairment and amortization	(161,534)	(2,172)	(211,288)	(22,560)	(23,169)	(18,707)	(270)	(44,125)	(1)	—	(483,826)
Net book value	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
Year Ended December 31, 2020
Net book value at beginning of the year	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
Additions (Note 4)	915	155	2,124	238	1,548	2,771	102	991	—	63,060	71,904
Disposals/Retirements	(12)	—	(114)	(212)	(59)	—	(265)	(1)	—	(16)	(679)
Reclassifications	6,116	(707)	(31,539)	(263)	4,030	10,979	(70)	(5,893)	24	17,312	(11)
Transfers and others	21,066	—	42,477	897	(455)	5,614	11	6,576	76	(76,262)	—
Translation differences charged directly to cumulative translation adjustments	—	—	(1)	—	(1)	—	—	(1)	—	—	(3)
Adjustments	9	871	(700)	28	125	1	53	(122)	—	(201)	64
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(1)	—	—	—	—	—	—	(1)
Depreciation and amortization (Note 3)	(9,922)	(398)	(11,154)	(1,282)	(4,664)	(14,224)	(10)	(862)	(24)	—	(42,540)
Net book value at end of the year	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
As at December 31, 2020
Cost	205,338	3,134	298,169	23,647	41,856	46,885	4,427	23,868	104	50,060	697,488
Accumulated depreciation, impairment and amortization	(147,048)	(2,585)	(186,566)	(18,674)	(35,260)	(29,545)	(279)	(16,651)	(12)	—	(436,620)
Net book value	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,597 million, Php1,455 million and Php1,524 million for the years ended December 31, 2020, 2019 and 2018, respectively.  See Note 5 – Income and Expenses – Financing Costs – Net.  The average interest capitalization rate used was approximately 4% for the year ended December 31, 2020 and 5% for each of the years ended December 31, 2020, 2019 and 2018, respectively.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to nil for the years ended December 31, 2020 and 2019, and Php411 million for the year ended December 31, 2018.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php73,995 million and Php149,119 million as at December 31, 2020 and 2019, respectively.

As at December 31, 2020 and 2019, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 15 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	3 – 15 years
Land improvements	10 years
IT systems and platforms	3 – 5 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

Impairment of Certain Wireless Network Equipment and Facilities

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

Sale and Leaseback

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Towers Property.  The transaction is subject to the compulsory notification process of the Philippine Competition Commission, or PCC, pursuant to Sections 12(b) and 16 of the Philippine Competition Act.

After undertaking the compulsory notification process, PLDT on September 3, 2020 received the PCC Decision No. 16-M-013/2020 stating that the PCC resolves to take no further action on the transaction considering that it will not likely result in substantial lessening of competition due to the existence of sufficient competitive constraints.

On October 5, 2020, PLDT signed the sale agreement with the buyer and received in full the consideration of Php5,500 million plus 12% VAT.  The sale does not include the telecommunication assets owned or used by PLDT and Smart that are located in the Smart Headquarters.  Smart, the current lessee of the property, continues to occupy the property pursuant to a new contract of lease with the buyer executed on October 5, 2020.  The sale and leaseback resulted to a gain of Php1,451 million.  The new contract of lease is for a period of five years and stipulates that the lessee has the option to pre-terminate without penalty after the second-year subject to a 12-month notice.

10.	Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations.  We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2020 and 2019 are as follows:

Sites	1 – 30 years
International leased circuits	3 – 7 years
Poles	1 – 10 years
Domestic leased circuits	4 – 10 years
Office buildings	1 – 25 years
Co-located sites	1 – 5 years

Our consolidated rollforward analysis of ROU assets as at December 31, 2020 and 2019 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
As at December 31, 2019
Costs:
Balances at beginning of the year	8,980	3,779	607	551	298	11	14,226
Additions (Note 29)	3,506	562	100	489	413	2	5,072
Asset retirement obligation	1,679	—	—	—	124	—	1,803
Modifications	319	—	19	174	91	(2)	601
Termination	(72)	—	—	—	(20)	—	(92)
Balances at end of the year	14,412	4,341	726	1,214	906	11	21,610

Accumulated depreciation and amortization
Balances at beginning of the year	—	—	—	—	—	—	—
Termination	44	—	—	—	14	—	58
Modifications	—	—	—	3	—	1	4
Charges from asset retirement obligation	(1,297)	—	—	—	(92)	—	(1,389)
Depreciation	(2,673)	(834)	(340)	(186)	(358)	(2)	(4,393)
Balances at end of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Net book value as at December 31, 2019	10,486	3,507	386	1,031	470	10	15,890

As at December 31, 2020
Costs:
Balances at beginning of the year	14,412	4,341	726	1,214	906	11	21,610
Additions (Note 29)	3,538	2,600	2,576	39	582	—	9,335
Asset retirement obligation	556	—	—	—	172	—	728
Termination	(158)	(1,181)	—	—	(24)	—	(1,363)
Modifications	(294)	(1,472)	79	41	(52)	(2)	(1,700)
Adjustments	(3)	—	(11)	—	—	—	(14)
Reclassification	(197)	—	—	—	197	—	—
Balances at end of the year	17,854	4,288	3,370	1,294	1,781	9	28,596

Accumulated depreciation and amortization
Balances at beginning of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Termination	113	223	—	—	37	—	373
Adjustments	2	—	(1)	—	1	—	2
Modifications	3	—	(7)	—	(4)	—	(8)
Depreciation (Note 3)	(2,764)	(735)	(620)	(244)	(574)	(3)	(4,940)
Reclassification	17	—	—	—	(17)	—	—
Balances at end of the year	(6,556)	(1,346)	(967)	(427)	(993)	(4)	(10,293)
Net book value as at December 31, 2020	11,298	2,942	2,403	867	788	5	18,303

The following amounts are recognized in our consolidated income statements for the years ended December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Depreciation expense of ROU assets (Note 3)	4,940	4,393
Interest expense on lease liabilities (Note 5)	1,125	1,061
Variable lease payments (included in general and administrative expenses) (Note 5)	764	708
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	618	378
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	2	204
Total amount recognized in consolidated income statements	7,449	6,744

Our consolidated rollforward analysis of lease liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Balances at beginning of the year	16,315	15,233
Additions (Note 29)	11,122	5,065
Accretion on lease liabilities (Note 5)	1,125	1,061
Foreign exchange losses – net	(171)	(12)
Termination	(1,188)	(96)
Lease modifications	(1,397)	463
Settlement of obligations	(5,781)	(5,399)
Balances at end of the year (Notes 3 and 29)	20,025	16,315
Less current portion of lease liabilities (Note 28)	4,043	3,215
Noncurrent portion of lease liabilities (Note 28)	15,982	13,100

We had total cash outflows for leases of Php5,781 million and Php5,399 million for the years ended December 31, 2020 and 2019, respectively.  We also had non-cash additions to ROU assets of Php9,335 million and Php5,072 million, respectively, as at December 31, 2020 and 2019, respectively.  We had non-cash additions to lease liabilities of Php11,122 million and Php5,065 million as at December 31, 2020 and 2019, respectively.   The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options.  These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs.  However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices.  See Note 14 – Investment Properties.  These leases have term of five years.  All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions.  The lessee is also required to provide a residual guarantee on the properties.  Rental income recognized by us amounted to Php51 million, Php49 million and Php67 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at December 31, 2020 and 2019 are as follows.

	2020	2019
	(in million pesos)
Within one year	48	54
After one year but not more than five years	—	48
More than five years	—	—
	48	102

11.	Investments in Associates and Joint Ventures

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,914	9,747
VIH	6,702	8,219
Digitel Crossing, Inc., or DCI	241	674
Appcard, Inc.	102	102
Asia Outsourcing Beta Limited, or Beta	33	35
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	16,992	18,777
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,625	32,538
Multisys	2,466	2,538
Telecommunications Connectivity, Inc., or TCI	40	10
Beacon	—	—
	35,131	35,086
Total carrying value of investments in associates and joint ventures	52,123	53,863

Changes in the cost of investments for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Balances at beginning of the year	59,516	59,519
Additions during the year	609	80
Translation and other adjustments	(15)	(83)
Balances at end of the year	60,110	59,516

Changes in the accumulated impairment losses for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Balances at beginning of the year	2,543	2,509
Additional impairment (Note 4)	60	34
Balances at end of the year	2,603	2,543

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Balances at beginning of the year	(3,110)	(1,583)
Share in the other comprehensive losses of associates and joint ventures accounted for using the equity method	(37)	—
Dividends	(316)	—
Equity share in net earnings (losses) of associates and joint ventures:	(2,328)	(1,535)
MediaQuest PDRs	166	485
VTI, Bow Arken and Brightshare	87	35
Multisys	(73)	150
DCI	(116)	83
VIH	(2,392)	(2,268)
Appcard, Inc.	—	(20)
AFPI	—	—
Translation and other adjustments	407	8
Balances at end of the year	(5,384)	(3,110)

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

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,914 million and Php9,747 million as at December 31, 2020 and 2019, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018:

	2020	2019
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,287	21,396
Current assets	6,064	3,662
Noncurrent liabilities	2,567	1,969
Current liabilities	10,294	7,859
Equity	15,490	15,230
Carrying amount of interest in Satventures	9,914	9,747
Additional Information:
Cash and cash equivalents	1,350	1,534
Current financial liabilities*	478	320
Noncurrent financial liabilities*	1,413	1,842

*	Excluding trade, other payables and provisions.

	2020	2019	2018
	(in million pesos)
Income Statements:
Revenues	9,127	7,367	7,339
Depreciation and amortization	1,049	920	936
Interest income	16	4	8
Interest expense	241	235	274
Provision for income tax	153	165	112
Net income	260	308	142
Other comprehensive income	—	—	—
Total comprehensive income	260	308	142
Equity share in net income of Satventures	166	485	90

Investment of PCEV in VIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase 53 million ordinary shares of Voyager Innovations Holdings Pte. Ltd., or VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million;

(ii)	VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million; and
(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million.

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

On April 16, 2020, PLDT, through PCEV, KKR, Tencent, IFC and IFC EAF, or the Subscribers, entered into a new subscription agreement with VIH to commit up to US$120 million of new funding.  The Notes Subscription Agreement covers the issuance of VIH’s Convertible Loan Notes, or the VIH Notes, with an aggregate principal amount of US$65 million and issuance of Warrants with an aggregate subscription amount of US$55 million.

On May 14, 2020, VIH issued the Convertible Loan Note Instruments and Warrant Certificates to the Subscribers.  PCEV paid US$10.8 million for the VIH Notes and received a Warrant Certificate amounting to US$9.2 million.  The investments in Convertible Note and Warrants are both measured at FVPL.  PCEV recognized Php90 million and Php18 million gain on revaluation of Notes and Warrants, respectively, for the year ended December 31, 2020.

On March 12, 2021, PCEV exercised its right to subscribe for Class A2 shares of the Company in accordance with the warrant instrument and certificate at its exercise price of US$26.6 million and US$9.2 million to be transferred immediately.

VIH will use the funds to support PayMaya’s rapid growth as it pursues its plan to accelerate the digital and financial inclusion in the Philippines which will enable the wider Filipino population to participate in the digital economy.

The summarized financial information of VIH as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 is shown below:

	2020	2019
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,373	1,184
Current assets	8,940	8,038
Noncurrent liabilities	682	35
Current liabilities	5,980	4,205
Equity	3,651	4,982
Carrying amount of interest in VIH	6,702	8,219
Additional Information:
Cash and cash equivalents	5,347	5,216
Current financial liabilities*	5,944	4,155
Noncurrent financial liabilities*	—	34

*	Excluding statutory payables and accrued taxes.

	2020	2019	2018
	(in million pesos)
Income Statements:(1)
Revenues	4,717	1,291	136
Depreciation and amortization	237	254	(19)
Interest income (expense)	(516)	146	14
Provision for (benefit from) income tax	5	(4)	(1)
Net loss	(4,880)	(4,576)	(535)
Other comprehensive losses	(58)	(124)	(2)
Total comprehensive losses	(4,938)	(4,700)	(537)
Equity share in net losses of VIH	(2,392)	(2,268)	(262)

(1)	Income Statement figures in 2018 pertains to the month of December.

The carrying value of PCEV’s investment in VIH amounted to Php6,702 million and Php8,219 million as at December 31, 2020 and 2019, respectively.

	2020	2019
	(in million pesos)
VIH Equity(1)	3,224	4,848
PCEV's noncontrolling interests	43.97%	48.74%
Share in net assets of VIH	1,418	2,363
Goodwill arising from acquisition	5,283	5,856
Carrying amount of interest in VIH	6,701	8,219
Minority interest's share in net losses	1	—
Carrying amount of interest in VIH	6,702	8,219

(1)	2020 VIH Equity is net of Php427 million Stock Options; 2019 was based on unaudited VIH equity of Php4,982 million, net of Php134 million Stock Options.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system.  ANPC is an investment holding company owning 20% of DCI.

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

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at March 25, 2021, Digitel is ready to conclude the transfer of its investment in DCI and ANPC, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale at report date as the transfer is assessed as not highly probable because certain conditions have not yet been met by both Digitel and PNPI.

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

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.  The remaining balance of US$2.29 million is held in escrow subject to indemnity claims of the buyer.

The carrying value of investment in common shares in Beta amounted to Php33 million and Php35 million as at December 31, 2020 and 2019, respectively.  The economic interests of PGIC in Beta remained at 18.32% as at December 31, 2020 and 2019.

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

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart initially subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest, and participated in subsequent capital calls, thereafter.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

In March 2019, Smart infused additional capital of Php70 million as additional subscription of preferred shares.

In June 2020, Smart infused additional capital of Php60 million as additional subscription of preferred shares and retained its 20% equity interest in AFPI as at December 31, 2020.

The summary of investments in AFPI made by Smart as at December 31, 2020 and 2019 is shown below:

	2020	2019
	(in million pesos)
Common shares	625.7	625.7
Preferred shares	254.3	194.3

Smart’s investment in AFPI has been fully impaired as at December 31, 2020.  Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investment of ACeS Philippines in AIL

As at December 31, 2020, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

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

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(in million pesos)
Income Statements:
Revenues	66	107	87
Net income (loss)	(116)	90	(80)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	(116)	90	(80)

We received Php316 million dividends from our associates for the year ended December 31, 2020 and nil for the years ended December 31, 2019 and 2018.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2020 and 2019.

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

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The largest ramounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

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

The amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php13 million each as at December 31, 2020 and 2019.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presefnts the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018:

	2020	2019
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,099	78,004
Current assets	5,974	3,610
Noncurrent liabilities	11,204	11,456
Current liabilities	2,090	2,831
Equity	69,779	67,327
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,625	32,538
Additional Information:
Cash and cash equivalents	3,074	2,590
Current financial liabilities*	66	587
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	2020	2019	2018
	(in million pesos)
Income Statements:
Revenues	3,413	3,339	2,505
Depreciation and amortization	1,445	1,337	1,171
Interest income	25	64	43
Provision for income tax	196	216	113
Net income (loss)	175	70	(120)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	175	70	(120)
Equity share in net income (loss) of VTI, Bow Arken and Brightshare	87	35	(60)

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

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

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

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition sought to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).

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

On October 4, 2018, PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam.

On July 2, 2020, PLDT received a Resolution dated March 3, 2020 requiring petitioners in G.R. No. 242352 (Atty. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson v. NTC, et al.,) to file a Consolidated Reply to the comments on the petition within 10 days from notice.

On September 2, 2020, PLDT received a Resolution dated June 30, 2020 where the Supreme Court resolved to Await the Consolidated Reply of the petitioners in G.R. No. 242352 as required in the resolution dated March 3, 2020.

On November 16, 2020, PLDT received a Resolution of the Supreme Court dated October 6, 2020 which granted the motions filed by the petitioners in G.R. No. 242352 to extend the filing of the Consolidated Reply until September 29, 2020.

On February 8, 2021, PLDT received a Resolution where the Supreme Court noted the Consolidated Reply dated September 29, 2020 filed by the Petitioners in G.R. 242352.

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

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.  The balance of Php800 million stock subscription payable is outstanding as at March 25, 2021.

PLDT has engaged an independent appraiser to determine the fair value adjustments relating to the acquisition.  As at December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which include technologies and customer relationships, amounted to Php1,357 million.  Goodwill of Php1,031 million has been determined based on the final results of the independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

Based on its 2019 performance, the owners of Multisys are entitled to Php170 million out of the total Php230 million contingent consideration.  Subsequently on April 6, 2020 and December 1, 2020, PGIH paid the owners Php153 million and Php17 million, respectively.  The difference of the lower payout and the original contingent consideration amounting to Php60 million was closed to profit and loss.

The carrying value of the investment in Multisys amounted to Php2,466 million, including subscription payable of Php800 million as at December 31, 2020 and Php2,538 million, including subscription payable of Php800 million, and contingent consideration of Php230 million as at December 31, 2019.

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

Investment of PCEV in Beacon

In relation to PCEV’s previous investment in Beacon Common and Preferred shares amounting to Php40,966 million, PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price (Php)	Deferred Gain Realized (Php)
	(in millions)
June 6, 2012	282 Preferred Shares	3,563	2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26,200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the Share Purchase Agreement dated May 30, 2016 and the balance of Php9,200 million was paid in annual installments until June 2020.

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

Subsequent to its full divestment in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and
(ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter.  Based on the foregoing, the role of the representative of PCEV in the Board of Directors is not to jointly control the business but to ensure security of the payment of its outstanding receivables.  Thus, PCEV will remain to hold significant influence over Beacon.

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

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million.

PCEV’s remaining receivables from MPIC amounted to Php168 million as at December 31, 2020 and Php2,919 million, net of Php2 million allowance for ECL as at December 31, 2019.

The following table explains the changes in the allowance for ECLs between the beginning and the end of the year.

	December 31, 2020				December 31, 2019
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)				(in million pesos)
Balances as at beginning of the year	2	—	—	2	2	—	—	2
Provisions	1	—	—	1	1	—	—	1
Financial assets derecognized during the year	(3)	—	—	(3)	(1)	—	—	(1)
Balances at end of the year	—	—	—	—	2	—	—	2

Investment of Smart in TCI

On February 8, 2019, the RA 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.  In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber.  The act shall take effect fifteen days after its publication in the Official Gazette or in any newspaper of general circulation.  Within 90 days from the effectivity of the act, the NTC, as the government entity mandated to implement nationwide MNP, shall coordinate with the Department of Information and Communications Technology, The National Privacy Commission, the Philippine Competition Commission, and other concerned agencies, and promulgate rules and regulations and other issuances to ensure the effective implementation of the Act.

Within six months from the promulgation of the rules and regulations, mobile service providers shall comply with the provisions of the act and set up a mechanism for the purpose of nationwide MNP.  On June 17, 2019, the NTC released the implementing rules and regulations which took effect on July 2, 2019.  The compliance period given to mobile service providers is within six months from effective date.

In 2019, Smart, along with Globe and Dito Telecommunity, Inc. entered into an agreement to form a joint venture that will address the requirements of the MNP Act.  The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

In 2020, Smart subscribed to an additional Php30 million representing its 33.33% equity interest equivalent to 30 million shares at a subscription price of Php1.00 per share payable upon next capital call of the joint venture.

Summarized financial information of individually immaterial joint ventures

The following tables present the summarized financial information of our individually immaterial joint investments in joint ventures for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(in million pesos)
Income Statements:
Revenues	166	367	35
Net income (loss)	(22)	200	15
Other comprehensive income	—	—	—
Total comprehensive income (loss)	(22)	200	15

Outstanding contingent liabilities or capital commitments with our joint ventures amounted to Php800 million and Php1,030 million as at December 31, 2020 and 2019, respectively.

12.	Financial Assets at FVPL

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Club shares and others	319	328
Phunware, Inc., or Phunware	61	61
Rocket Internet	—	2,381
iflix Limited, or iflix	—	599
	380	3,369

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

The fair value amount of PLDT Capital’s investment amounted to Php61 million as at December 31, 2020 and 2019.

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

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.”  Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1% and remained as such as at December 31, 2017.

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

On July 31, 2020, Rocket Internet redeemed 1.6 million shares reducing its share capital to €136 million. PLDT Online’s equity ownership in Rocket Internet remained at 1.4%

In September 2020, PLDT Online sold 1.4 million Rocket internet shares for an aggregate amount of €26 million, or Php1,508 million, reducing its equity ownership in Rocket Internet from 1.4% to 0.4%.

In October 2020, PLDT Online sold 0.5 million Rocket internet shares for an aggregate amount of €9 million, or Php508 million, resulting in the full divestment of the investment in Rocket Internet.

Further details on investment in Rocket Internet for the years ended December 31, 2020, 2019 and 2018, and as at December 31, 2020 and 2019 are as follows:

	2020	2019	2018
Total market value as at beginning of the year (in million pesos)	2,381	3,128	12,848
Closing price per share at end of the year (in Euros)	—	22.10	20.18
Total market value as at end of the year (in million Euros)	—	42	52
Total market value as at end of the year (in million pesos)	—	2,381	3,128
Net gains (losses) recognized during the year (in million pesos)	—	89	(157)

	2020	2019
	(in million pesos)
Balances at beginning of the year	2,381	3,128
Fair value adjustment in profit or loss	—	89
Disposal of investments	(2,381)	(836)
Balances at end of the year	—	2,381

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

On June 19, 2020, iflix entered into an asset purchase agreement with Tencent group relating to the sale of its major assets including trademark, content, platform and resources for a total consideration of US$22.5 million.  Upon closing of the transaction on June 24, 2020, the remaining assets of iflix are its existing cash, receivables and the right to pursue certain ongoing arbitration proceedings against certain business counterparties which it intends to use for the settlement of its liabilities.  As a result, PLDT Online derecognized its investment in iflix composed of ordinary and Series B Preferred Shares which rank last and second to the last, respectively, with respect to rights upon liquidation, dissolution and winding up of iflix.  The derecogition was charged to “Other income (expenses) – net” in our consolidated income statements.  See Note 4 – Operating Segment Information.

The fair value of PLDT Online’s investment amounted to nil and Php599 million as at December 31, 2020 and 2019, respectively.

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

13.	Debt Instruments at Amortized Cost

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Time deposit	1,153	—
GT Capital Bond	—	150
	1,153	150
Less: Current portion of debt instrument at amortized cost (Note 28)	—	150
Noncurrent portion of debt instrument at amortized cost (Note 28)	1,153	—

Time Deposit

In June 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO Unibank, Inc., or BDO, maturing on June 29, 2022 at a gross coupon rate of 0.90% (inclusive of Trust Fees).  This long-term fixed rate time deposit pay interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.

In July 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO maturing on July 2, 2022 at a gross coupon rate of 1.00%.  This long-term fixed rate time deposit pay interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.

In July 2020, PLDT and Smart invested US$2.0 million each in a two-year time deposit with Landbank of the Philippines maturing on July 29, 2022 and August 1, 2022, respectively, at a gross coupon rate of 2.00%.  This long-term fixed rate time deposit pay interest on a yearly basis or an estimate of 360 days. The deposit may be terminated prior to maturity at the applicable pretermination rates.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million which matured on February 27, 2020.  The bond has a gross coupon rate of 4.84% payable on a quarterly basis and was recognized as HTM investment.  Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under IFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php1 million for the year ended December 31, 2020 and Php5.8 million for each of the years ended December 31, 2019 and 2018.  The carrying value of this investment amounted to nil and Php150 million as at December 31, 2020 and 2019, respectively.

Retail Treasury Bond

In March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million maturing on March 9, 2024.  The bond has a gross coupon rate of 2.375% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost under IFRS 9.

14.	Investment Properties

Changes in investment properties account for the years ended December 31, 2020 and 2019 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2020
Balances at beginning of the year	607	5	166	778
Transfers from property and equipment	70	—	4	74
Net gains (losses) from fair value adjustments charged to profit or loss	51	(1)	(7)	43
Balances at end of the year	728	4	163	895

December 31, 2019
Balances at beginning of the year	595	6	176	777
Net gains (losses) from fair value adjustments charged to profit or loss	23	(1)	(10)	12
Disposals during the year	(11)	—	—	(11)
Balances at end of the year	607	5	166	778

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php33 to Php33 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php70 million, Php65 million and Php38 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php51 million, Php49 million and Php67 million for the years ended December 31, 2020, 2019 and 2018, respectively.  See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2020 and 2019 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2020
Costs:
Balances at beginning of the year	4,505	—	3,016	1,079	4,726	1,205	775	10,801	15,306	62,033	77,339
Reclassification	(4,505)	4,505	—	—	—	—	—	4,505	—	—	—
Translation and other adjustments	—	—	—	(944)	(23)	—	(4)	(971)	(971)	—	(971)
Balances at end of the year	—	4,505	3,016	135	4,703	1,205	771	14,335	14,335	62,033	76,368
Accumulated amortization and impairment:
Balances at beginning of the year	—	—	1,520	1,059	4,301	1,205	775	8,860	8,860	654	9,514
Amortization during the year (Notes 4 and 5)	—	1,877	186	8	425	—	—	2,496	2,496	—	2,496
Translation and other adjustments	—	—	—	(944)	(23)	—	(4)	(971)	(971)	—	(971)
Balances at end of the year	—	1,877	1,706	123	4,703	1,205	771	10,385	10,385	654	11,039
Net balances at end of the year	—	2,628	1,310	12	—	—	—	3,950	3,950	61,379	65,329
Estimated useful lives (in years)	—	10	16	18	—	—	—	—	—	—	—
Remaining useful lives (in years)	—	1	7	2	—	—	—	—	—	—	—
December 31, 2019
Costs:
Balances at beginning and end of the year	4,505	—	3,016	1,079	4,726	1,205	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balances at beginning of the year	—	—	1,334	1,051	3,790	1,152	775	8,102	8,102	654	8,756
Amortization during the year (Notes 4 and 5)	—	—	186	8	511	53	—	758	758	—	758
Balances at end of the year	—	—	1,520	1,059	4,301	1,205	775	8,860	8,860	654	9,514
Net balances at end of the year	4,505	—	1,496	20	425	—	—	1,941	6,446	61,379	67,825
Estimated useful lives (in years)	—	—	16	18	2 – 9	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	—	8	3	1	—	—	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2020 and 2019 are as follows:

	2020			2019
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	2,628	—	2,628	4,505	—	4,505
Franchise	1,310	—	1,310	1,496	—	1,496
Licenses	12	—	12	20	—	20
Customer list	—	—	—	425	—	425
Total intangible assets	3,950	—	3,950	6,446	—	6,446
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	60,521	4,808	65,329	63,017	4,808	67,825

The consolidated future amortization of intangible assets as at December 31, 2020 is as follows:

Year	(in million pesos)
2021	2,822
2022	191
2023	186
2024	186
2025 and onwards	565
3,950

Amortization of Sun Cellular Trademark

Trademark pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  It was assessed during the acquisition that the trademark would have indefinite useful life because we had no plans to fade out DMPI’s trademark.  We expected the continued use of the trademark on our services and we introduced services that displayed the trademark.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail customer care channels, data-centric offers of Smart alongside existing select Sun top-up offers.  As a result, in 2020, we amortized Php1,877 million of the “Sun Cellular” trademark, and the remaining Php2,628 million will be amortized until July 2021.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and
Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives.

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at December 31, 2020, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent group of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue.  The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities.  On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers.  In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated and tested for impairment given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 8.08% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period of three years are determined using a 2% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at December 31, 2020 and 2019.

The accumulated impairment balance as at December 31, 2020 and 2019 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

16.	Cash and Cash Equivalents

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Cash on hand and in banks (Note 28)	9,526	6,706
Temporary cash investments (Note 28)	30,711	17,663
	40,237	24,369

Cash in banks earn interest at prevailing bank deposit rates.  Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates.  Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.  See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php560 million, Php1,022 million and Php957 million for the years ended December 31, 2020, 2019 and 2018, respectively.  See Note 5 – Income and Expenses.

17.	Trade and Other Receivables

As at December 31, 2020 and 2019, this account consists of receivables from:

	2020	2019
	(in million pesos)
Retail subscribers (Note 28)	17,142	17,178
Corporate subscribers (Note 28)	13,318	13,005
Foreign administrations (Note 28)	1,520	1,896
Domestic carriers (Note 28)	226	889
Dealers, agents and others (Note 28)	6,098	6,372
	38,304	39,340
Less: Allowance for expected credit losses	16,251	16,904
	22,053	22,436

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

Trade and other receivables are noninterest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 28 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at December 31, 2020 and 2019:

	2020
	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
		(in million pesos)
Balances at beginning of the year	—	926	9,766	—	732	3,870	3	374	4	86	98	1,045	—	1,763	15,141	16,904
Provisions (Note 5)	—	2,387	2,550	—	1,020	438	6	(20)	(1)	(3)	52	17	—	3,464	2,982	6,446
Reclassifications and reversals	—	(840)	1,015	—	(358)	324	—	(111)	—	(4)	(15)	(6)	—	(1,213)	1,218	5
Write-offs	—	(40)	(5,774)	—	—	(1,151)	—	(16)	—	(21)	—	(85)	—	(40)	(7,047)	(7,087)
Translation adjustments	—	—	—	—	(14)	(3)	—	—	—	—	—	—	—	(14)	(3)	(17)
Balances at end of the year	—	2,433	7,557	—	1,380	3,478	9	227	3	58	135	971	—	3,960	12,291	16,251

	2019
	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
		(in million pesos)
Balances at beginning of the year	—	893	8,931	—	603	3,906	5	914	3	74	91	1,083	—	1,595	14,908	16,503
Provisions (Note 5)	—	418	2,725	—	211	661	(2)	64	1	12	10	(29)	—	638	3,433	4,071
Reclassifications and reversals	—	(366)	793	—	(80)	201	—	(604)	—	—	(3)	4	—	(449)	394	(55)
Write-offs	—	(12)	(2,683)	—	(1)	(895)	—	—	—	—	—	(13)	—	(13)	(3,591)	(3,604)
Translation adjustments	—	(7)	—	—	(1)	(3)	—	—	—	—	—	—	—	(8)	(3)	(11)
Balances at end of the year	—	926	9,766	—	732	3,870	3	374	4	86	98	1,045	—	1,763	15,141	16,904

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Commercial:
At net realizable value(1)	1,406	2,463
At cost	1,755	3,253
Network:
At net realizable value(1)	420	592
At cost	1,445	1,738
Others:
At net realizable value(1)	2,259	357
At cost	3,248	718
Total inventories and supplies at the lower of cost or net realizable value	4,085	3,412

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Cost of sales	8,882	9,528	10,630
Provisions (Note 5)	934	471	1,528
Repairs and maintenance	613	823	688
Selling and promotions	3	138	43
	10,432	10,960	12,889

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Balances at beginning of the year	2,303	3,212
Provisions (Note 5)	934	471
Translation revaluation	(1)	—
Write-off	(56)	(136)
Reclassification	(209)	(220)
Cost of sales	(262)	(495)
Reversals	(346)	(529)
Balances at end of the year	2,363	2,303

19.	Prepayments

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Advances to suppliers and contractors	55,891	41,798
Prepaid taxes	15,241	13,905
Prepaid fees and licenses	1,182	1,335
Prepaid benefit costs (Note 26)	1,021	342
Prepaid rent	401	417
Prepaid repairs and maintenance	228	458
Prepaid insurance (Note 25)	130	142
Prepaid selling and promotions	12	24
Other prepayments	2,660	1,810
	76,766	60,231
Less current portion of prepayments	10,657	11,298
Noncurrent portion of prepayments	66,109	48,933

Advances to suppliers and contractors are noninterest-bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 26 – Pension and Other Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million shares)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The change in PLDT’s capital account for the year ended December 31, 2020 is the redemption and retirement of 870 shares of Series JJ 10% Cumulative Convertible Preferred stock with a par value of Php10.00 per share effective May 12, 2020.  There was no change in PLDT’s capital account for the year ended December 31, 2019.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2020.  See Note 1 – Corporate Information.

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

PLDT has withdrawn Php2 million, Php11 million and Php8 million from the Trust Account, representing total payments on redemption for the years ended December 31, 2020, 2019 and 2018, respectively.  The balance of the Trust Account of Php7,849 million and Php7,851 million, net of the eliminated Php986 million perpetual notes issued by Smart to RCBC, were presented as part of “Current portion of other financial assets” as at December 31, 2020 and 2019, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes and Note 28 – Financial Assets and Liabilities.

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

Dividends Declared

Our dividends declared for the years ended December 31, 2020, 2019 and 2018 are detailed as follows:

December 31, 2020

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock
Series JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12
					49

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021		3
					10

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39.00	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38.00	8,210
					16,636
Charged to retained earnings					16,695

*	Dividends were declared based on total amount paid up.

December 31, 2019

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock
Series JJ*	May 9, 2019	May 31, 2019	June 28, 2019	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12
					49

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 24, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2020	—	3
					10

Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36.00	7,778
					15,556
Charged to retained earnings					15,615

*	Dividends were declared based on total amount paid up.

December 31, 2018

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock
Series JJ	June 13, 2018	June 28, 2018	June 29, 2018	1.00	—
					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12
					49

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
	December 4, 2018	December 19, 2018	January 15, 2019	—	3
					10

Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36.00	7,778
					13,828
Charged to retained earnings					13,887

*Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2020 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock(*)
Series IV	January 26, 2021	February 22, 2021	March 15, 2021	—	12
Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
					15

Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40.00	8,642
Charged to retained earnings					8,657

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php236 million each as at December 31, 2020 and 2019.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php57 million each as at December 31, 2020 and 2019.  This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.  The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php281 million and Php70 million as at December 31, 2020 and 2019, respectively.  This transaction was eliminated in our consolidated financial statements.

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

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2020:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2019	18,063
Effect of IAS 27, Consolidated and Separate Financial Statements, adjustments	17,120
Parent Company’s unappropriated retained earnings at beginning of the year	35,183
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(996)
Fair value adjustments of investment property resulting to gain	(1,117)
Fair value adjustments (mark-to-market gains)	(3,440)
Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2020	29,630
Parent Company’s net income for the year	13,593
Less: Fair value adjustment of investment property resulting to gain	(29)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,365)
12,199
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(16,636)
(16,695)
Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2020	25,134

As at December 31, 2020, our consolidated unappropriated retained earnings amounted to Php25,652 million while the Parent Company’s unappropriated retained earnings amounted to Php32,081 million.  The difference of Php6,429 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2019, our consolidated unappropriated retained earnings amounted to Php18,063 million while the Parent Company’s unappropriated retained earnings amounted to Php35,183 million.  The difference of Php17,120 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

21.	Interest-bearing Financial Liabilities

As at December 31, 2020 and 2019, this account consists of the following:

	2020	2019
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	205,195	172,834

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 28 and 29)	17,570	19,722
	222,765	192,556

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php1,262 million and Php491 million as at December 31, 2020 and 2019, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Unamortized debt discount at beginning of the year	491	418
Additions during the year	927	195
Revaluations during the year	(10)	—
Accretion during the year included as part of financing costs – net (Note 5)	(146)	(122)
Unamortized debt discount at end of the year	1,262	491

Long-term Debt

As at December 31, 2020 and 2019, long-term debt consists of:

		2020		2019
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2020	587	28,179	—	—
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2019	—	—	—	—
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.4500% in 2020 and 2019	264	12,693	335	17,029
		851	40,872	335	17,029
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.6423% to 5.9058% in 2020 and 5.3938% to 5.9058% in 2019		3,854		6,152
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2020 and 2019		14,989		14,965
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000%); PDST-R2 + 0.5000% to 0.6000% and TDF + 0.2500% in 2020 and 3.9000% to 6.7339%; PHP BVAL + 0.6000% to 1.0000% and PDST-R2 + 0.5000% to 0.6000% in 2019		163,050		154,410
			181,893		175,527
Total long-term debt (Notes 28 and 29)			222,765		192,556
Less portion maturing within one year (Note 28)			17,570		19,722
Noncurrent portion of long-term debt (Note 28)			205,195		172,834

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2020 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2021	60	2,852	14,859	17,711
2022	44	2,131	13,000	15,131
2023	39	1,873	25,438	27,311
2024	39	1,873	13,775	15,648
2025	14	672	21,465	22,137
2026 and onwards	670	32,174	93,915	126,089
Total long-term debt (Note 28)	866	41,575	182,452	224,027

				Repurchase			Outstanding Amounts
				Amount			2020				2019
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar	Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	294	(*)	14,110	(*)	—	—
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	293	(*)	14,069	(*)	—	—
							587		28,179		—	—

(1)	The purpose of this loan is to refinance debt maturing in 2020 and 2021, prepay outstanding loans and partially finance capital expenditures.
(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

						Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of		Terms			Amount	Amount		2020		2019
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
						(in millions)			(in millions)
U.S. Dollar Debts
Exportkreditnamnden, or EKN, the Export-Credit Agency of Sweden
Smart
US$45.6M(1) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	July 16, 2018 and April 15, 2019	—	—	—	—
									—	—	—	—

(1)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of				Amount	Amount		2020		2019
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	March 7, 2019	—	—	—	—
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	May 14, 2019	—	—	—	—
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	August 11, 2020	—	—	95	4,826
PLDT
US$50M	August 29, 2014	Metrobank	Annual amortization rate of 1% of the issue price payable semi-annually starting on the first-year up to the fifth-year anniversary of from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	September 2, 2020	—	—	48	2,426
								—	—	143	7,252

(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of				Amount	Amount		2020				2019
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi- annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	45	(*)	2,157	(*)	74	(*)	3,797	(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	March 4, 2020	—		—		22	(*)	1,128	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	30	(*)	1,469	(*)	46	(*)	2,324	(*)
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing(1)	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,197	(*)	25	(*)	1,265	(*)
PLDT
US$25M	January 31, 2017	NTT TC Leasing(1)	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,195	(*)	25	(*)	1,263	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	139	(*)	6,675	(*)	—		—
								264		12,693		192		9,777
								264		12,693		335		17,029

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 25 – Related Party Transactions.

	Date of			Date of	Payments		Outstanding Amounts
	Loan			Issuance/	Amount		2020	2019
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first-year up to the sixth-year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188 282	July 29, 2013 April 29, 2019	—	—
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth-year, with the balance payable on September 21, 2019;	September 21, 2012	2,055 2,741	June 21, 2013 September 23, 2019	3,560	3,599
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth-year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO	Series A: Annual amortization rate of 1% of the issue price on the first-year up to the sixth- year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	3,549	February 22, 2019	—	2,255
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first-year up to the ninth-year from issue date and the balance payable upon maturity on November 22, 2022		2,255	November 23, 2020
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth-year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	1,644	September 23, 2019	294	298
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth-year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first-year up to the fifth- year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	1,129	April 29, 2019	—	—
							3,854	6,152

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

				Date of	Payments		Outstanding Amounts
				Issuance/	Amount		2020		2019
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	14,989	(*)	14,965	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020	2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	1,920	1,940
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	April 10, 2019	—	—
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	January 13, 2020	—	940
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	December 3, 2020	—	1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	December 20, 2019	—	—
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	August 24, 2020	—	1,880
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six-years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	September 29, 2020	—	1,199	(*)
								1,920	6,959

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020	2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six-years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	October 9, 2020	—	2,818	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	November 18, 2020	—	2,847	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	November 18, 2020	—	475
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	October 30, 2020	—	1,900
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	October 30, 2020	—	475
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000	1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	940	950
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,410	1,425
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,900	1,920
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,850	2,880
								9,600	18,190

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020		2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,750		4,800
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,737	(*)	4,785	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,736	(*)	4,784	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,736	(*)	4,784	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	4,897	(*)	5,593	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,900	(*)	2,929	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,748	(*)	5,804	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,495	(*)	7,651	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,225	(*)	6,286	(*)
								46,224		47,416

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020		2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,880		2,910
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,178	(*)	5,229	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,076	(*)	5,125	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,000		2,250
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first- year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,917	(*)	1,935	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	970		980
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,960		1,980
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,383	(*)	3,417	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth- year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,470		1,485
								24,834		25,311

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020	2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,930	1,950
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,395	3,430
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,470	1,485
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	980	990
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,960	1,980
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	980	990
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,960	1,980
								12,675	12,805

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020		2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,951	(*)	1,969	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		1,500
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,922	(*)	2,950	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,980	(*)	4,978	(*)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,900	(*)	7,978	(*)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,936	(*)	3,972	(*)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,968	(*)	1,985	(*)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,967	(*)	1,985	(*)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	7,949	(*)	7,942	(*)
								35,073		35,259

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2020		2019
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,973	(*)	3,970	(*)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,424	(*)	4,500
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,979	(*)	—
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,965	(*)	—
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,972	(*)	—
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	2,484	(*)	—
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,979	(*)	—
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth- year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,970		—
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,978	(*)	—
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	—		—
Smart

Php3,000M	March 4, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 7, 2031	March 9, 2021	3,000	—	—	—	—
Smart
Php3,000M	March 5, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—	—
Smart
Php3,000M	March 8, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—	—
								32,724	8,470
								163,050	154,410

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Short-term Debt

In March and April 2020, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million respectively with interest ranging from 5.00% to 5.75%.  In May 2020, PLDT and Smart prepaid their outstanding short-term debt amounting to Php3,000 million and Php4,000 million, respectively.  PLDT prepaid its remaining short-term debt in the aggregate amount of Php3,000 million in June 2020.  There was no outstanding balance of short-term debt as at December 31, 2020.

U.S. Dollar Global Notes

On June 23, 2020, PLDT issued US$300 million 10-year and US$300 million 30-year senior unsecured fixed-rate notes with coupon of 2.50% and 3.45%, respectively.  Proceeds from the issuance of these notes have been used to refinance maturing debt obligations, prepay outstanding loans and partially finance capital expenditures.  The 2031 Notes will mature on January 23, 2031 and the 2050 Notes will mature on June 23, 2050.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 18% and 9% were denominated in U.S. Dollars as at December 31, 2020 and 2019, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or  any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; and (f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2020 and 2019, we were in compliance with all of our debt covenants.  See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

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

On October 30, 2019, PLDT announced the early closing of the consent solicitation exercise from its original schedule of November 15, 2019 when the Company received the required consents to effect the proposed amendment.  The new debt covenants became effective on November 8, 2019.

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Provision for asset retirement obligations	2,000	1,767
Accrual of capital expenditures under long-term financing	1,542	2,118
Contract liabilities and unearned revenues (Note 5)	976	604
Others	150	68
	4,668	4,557

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.

The following table summarizes the changes to provision for asset retirement obligations for the years ended December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,767	1,656
Additional liability	205	154
Accretion expenses	61	82
Revaluation due to change in IBR	39	—
Change in assumptions	(22)	—
Gain on settlement of asset retirement obligation	(50)	—
Settlement of obligations and others	—	(125)
Provision for asset retirement obligations at end of the year	2,000	1,767

23.	Accounts Payable

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Suppliers and contractors (Note 28)	75,322	68,051
Taxes (Note 27)	2,330	1,457
Carriers and other customers (Note 28)	1,336	1,387
Related parties (Notes 25 and 28)	300	602
Others	3,125	6,348
	82,413	77,845

Accounts payable are noninterest-bearing and are normally settled within 180 days.

In 2019, one of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php1,799 million and from Smart amounting to Php3,200 million.  Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.   The amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php4,999 million as at ended December 31, 2019.

In 2020, the same supplier entered into another TFA to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php400 million and from Smart amounting to Php1,155 million.  The amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php1,155 million as at December 31, 2020.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	64,624	60,966
Accrued taxes and related expenses (Note 27)	11,918	11,380
Accrued employee benefits and other provisions (Note 28)	10,397	8,700
Contract liabilities and unearned revenues (Note 5)	8,595	7,879
Liability from redemption of preferred shares (Notes 20 and 28)	7,849	7,851
Accrued interests and other related costs (Note 29)	1,872	1,531
Others	2,504	2,508
	107,759	100,815

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statement f accounts from suppliers.  These liabilities are noninterest-bearing and are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued interests and other related costs are noninterest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

Other accrued expenses and other current liabilities are noninterest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

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

The following table provides the summary of outstanding balances as at December 31, 2020 and 2019 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2020	2019
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	418	415
	ROU assets (Note 10)	Upon expiration or depreciation of lease	Unsecured	1,916	—
	Lease liabilities - net of current portion (Note 10)	Due after December 2021 for 2020 and due after December 2020 for 2019	Unsecured	1,589	—
	Current portion of lease liabilities (Note 10)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019	Unsecured	437	—
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice	Unsecured	3	3
MPIC	Financial assets at FVOCI – net of current portion (Note 11)	Due after December 2021 for 2020 and due after December 2020 for 2019; noninterest-bearing	Unsecured	—	162
	Current portion of financial assets at FVOCI (Note 11)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019; noninterest-bearing	Unsecured	168	2,757
Transactions with major stockholders, directors and officers:
NTT TC Leasing(1)	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,401	2,540
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; noninterest-bearing	Unsecured	183	147
NTT Communications	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice; noninterest-bearing	Unsecured	11	10
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; noninterest-bearing	Unsecured	1	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; noninterest-bearing	Unsecured	8	6
JGSHI and Subsidiaries	ROU assets (Note 10)	Upon expiration or depreciation of lease	Unsecured	134	168
	Lease liabilities - net of current portion (Note 10)	Due after December 2021 for 2020 and due after December 2020 for 2019	Unsecured	114	154
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	62	33
	Current portion of lease liabilities (Note 10)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019	Unsecured	29	20
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	18	19
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	10	5
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	5	6
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	10	1
Others:
Cignal Cable Corporation, or Cignal Cable	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	102	—
Various	ROU assets (Note 10)	Upon expiration or depreciation of lease	Unsecured	598	232
	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	2,036	2,082
	Lease liabilities - net of current portion (Note 10)	Due after December 2021 for 2020 and due after December 2020 for 2019	Unsecured	413	218
	Accounts payable (Note 23)	30 days nonnterest-bearing; Immediately upon receipt of billing	Unsecured	1,049	1,173
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of billing	Unsecured	63	65
	Current portion of lease liabilities (Note 10)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019	Unsecured	156	92

(1)	Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 21 – Interest-bearing Financial Liabilities.

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2020, 2019 and 2018 in relation with the table above.

	Classifications	2020	2019	2018
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,231	2,689	2,771
	Depreciation and amortization	473	218	—
	Rent	38	29	583
MIESCOR	Repairs and maintenance	—	—	33
	Construction-in-progress	—	—	33
Transactions with major stockholders, directors and officers:
NTT TC Leasing(1)	Financing costs – net	59	103	100
NTT World Engineering Marine Corporation	Repairs and maintenance	139	169	17
NTT Communications	Professional and other contracted services	81	95	95
	Rent	—	—	5
NTT Worldwide Telecommunications Corporation	Selling and promotions	3	5	5
NTT DOCOMO	Professional and other contracted services	58	70	96
JGSHI and Subsidiaries	Rent	314	198	236
	Professional and other contracted services	2	—	—
	Repairs and maintenance	6	38	111
	Communication, training and travel	1	10	20
	Depreciation and amortization	34	—	—
	Financing costs – net	13	—	—
	Miscellaneous expenses	—	98	7
Malayan	Insurance and security services	194	295	182
Gotuaco	Insurance and security services	149	165	163
Asia Link B.V., or ALBV	Professional and other contracted services	—	—	34
First Pacific Investment Management Limited, or FPIML	Professional and other contracted services	72	156	135
Others:
TV5	Selling and promotions	112	33	409
Cignal Cable	Cost of services (iflix service agreement 2015)	—	224	372
	Cost of services (iflix service agreement 2019)	22	82	—
	Selling and promotions	23	82	—
	Other income – net	51	166	—
Various	Revenues	2,145	2,401	2,355
	Expenses	1,582	1,908	1,935

(1)	Transferred to NTT TC Leasing from NTT Finance Corp. effective July 1, 2020. See Note 21 – Interest-bearing Financial Liabilities.

a.Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,231 million, Php2,689 million and Php2,771 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php418 million and Php415 million as at December 31, 2020 and 2019, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php38 million, Php29 million and Php583 million for the years ended December 31, 2020, 2019 and 2018, respectively. Total fees under these contracts, which were presented as part of depreciation and amortization in our consolidated income statements, amounted to Php473 million, Php218 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.  The carrying value of the ROU assets in our consolidated statements of financial position amounted to Php1,916 million and nil as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php66 thousand as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of lease liabilities in our consolidated statements of financial position, amounted to Php2,026 million and nil as at December 31, 2020 and 2019, respectively.

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

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil for the years ended December 31, 2020 and 2019, and Php96 thousand for the year ended December 31, 2018.  Total amounts capitalized to property and equipment amounted to nil for the years ended December 31, 2020 and 2019, and Php14 million for the year ended December 31, 2018.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php185 thousand as at December 31, 2020 and 2019, respectively.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities agreement with MIESCOR, which expired on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil for the years ended December 31, 2020 and 2019, and Php33 million for the year ended December 31, 2018.  Total amounts capitalized to property and equipment amounted to nil for the years ended December 31, 2020 and 2019, and Php19 million for the year ended December 31, 2018.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million each as at December 31, 2020 and 2019.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 are as follows:

1.	Term Loan Facility Agreements with NTT TC Leasing

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php29.5 million, Php51.5 million and Php50 million for the years ended December 31, 2020, 2019 and 2018, respectively.  On July 1, 2020, the loan was transferred to NTT TC Leasing Co., Ltd.  The amounts of US$25 million, or Php1,201 million, and US$25 million, or Php1,270 million, remained outstanding as at December 31, 2020 and 2019, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php29.5 million, Php51.5 million and Php50 million for the years ended December 31, 2020, 2019 and 2018, respectively.  On July 1, 2020, the loan was transferred to NTT TC Leasing Co., Ltd.  The amount of US$25 million, or Php1,201 million, and US$25 million, or Php1,270 million, remained outstanding as at December 31, 2020 and 2019, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php139 million, Php169 million Php17 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php183 million and Php147 million as at December 31, 2020 and 2019, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php81 million for the year ended December 31, 2020 and Php95 million for each of the years ended December 31, 2019 and 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million each as at December 31, 2020 and 2019;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to nil for the years ended December 31, 2020 and 2019, and Php5 million for the year ended December 31, 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at December 31, 2020 and 2019, respectively;

•

Backhaul Capacity Agreement.  On November 20, 2017, PLDT entered into an agreement with NTT Communications wherein each of PLDT and NTT agreed to make available its backhaul capacity (“Capacity”) to the other party in (i) the Philippines; and (ii) Japan and HongKong, SAR, respectively, on an “Indefeasible Right of Use” basis.  Pursuant to the terms of the agreement, NTT and PLDT each agreed that it will equally provide its Capacity to the other party and that no payables shall be recognized by any party against the other party during the term of the agreement, except for the applicable cross-connect and interconnection charges; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php3 million for the year ended December 31, 2020 and Php5 million for each of the years ended December 31, 2019 and 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and Php3 million as at December 31, 2020 and 2019, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php58 million, Php70 million and Php96 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million and Php6 million as at December 31, 2020 and 2019, respectively.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php314 million, Php198 million and Php236 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total fees under these contracts, which were presented as part of depreciation and amortization in our consolidated income statements, amounted to Php34 million for the year ended December 31, 2020 and nil for the years ended December 31, 2019 and 2018.  The carrying value of the ROU assets in our consolidated statements of financial position amounted to Php134 million and Php168 million as at December 31, 2020 and 2019, respectively. Under these agreements, the outstanding obligations, which were presented as part of lease liabilities in our consolidated statements of financial position, amounted to Php143 million and Php174 million as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php59 million and Php31 million as at December 31, 2020 and 2019, respectively.

Total fees under these contracts, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php13 million for the year ended December 31, 2020  and nil for the years ended December 31, 2019 and 2018.  There were also other transactions such as professional and other contracted services, communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php9 million, Php146 million and Php138 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at December 31, 2020 and 2019, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements,

equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php194 million, Php295 million and Php182 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php18 million and Php19 million as at December 31, 2020 and 2019 respectively, while the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php5 million as at December 31, 2020 and 2019, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php149 million, Php165 million and Php163 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php5 million and Php6 million as at December 31, 2020 and 2019, respectively, while the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php1 million as at December 31, 2020 and 2019, respectively.

7.	Agreement between Smart and ALBV

Smart had a Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement expired on February 23, 2018.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to nil and Php34 million for the years ended December 31, 2019 and 2018, respectively.  There were no outstanding obligations under this agreement as at December 31, 2019.

8.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of US$$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php72 million, Php156 million and Php135 million for the years ended December 31, 2020, 2019 and 2018, respectively.  There were no outstanding payable under this agreement as at December 31, 2020 and 2019.

On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020.

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2020 and 2019.

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

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of

MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php112 million, Php33 million and Php409 million for the years ended December 31, 2020, 2019 and 2018, respectively.  There were no prepayments under this advertising placement agreements as at December 31, 2020 and 2019.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  The cost of services recognized amounted to nil, Php224 million and Php372 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil as at December 31, 2020 and 2019.  There were no outstanding obligations under this agreement as at December 31, 2020 and 2019.

PLDT and Smart entered into a new two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019.  The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee.  iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each.  The cost of services, selling and promotions, and other income – net recognized in our consolidated income statement under this agreement amounted to Php22 million, Php23 million and Php51 million, respectively, for the year ended December 31, 2020.  The cost of services, selling and promotions, and other income – net recognized in our consolidated income statements under this agreement amounted to Php82 million, Php82 million and Php166 million, respectively, for the year ended December 31, 2019.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php102 million and nil as at December 31, 2020 and 2019, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php2,145 million, Php2,401 million and Php2,355 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The expenses under these services amounted to Php1,582 million, Php1,908 million and Php1,935 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Under these agreements, the ROU assets in our consolidated statement of financial position amounted to Php598 million and Php232 million as at December 31, 2020 and 2019, respectively, and the trade and other receivables in our consolidated statements of financial position amounted to Php2,036 million and Php2,082 million as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of lease liabilities amounted to Php569 million and Php310 million as at December 31, 2020 and 2019, respectively, accounts payable in our consolidated statements of financial position amounted to Php1,049 million and Php1,173 million as at December 31, 2020 and 2019, respectively, and accrued expenses and other current liabilities amounted to Php63 million and Php65 million as at December 31, 2020 and 2019, respectively.

See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs and Sale of PCEV’s Receivables from MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Short-term employee benefits	327	311	401
Share-based payments (Note 26)	297	138	83
Post-employment benefits (Note 26)	22	58	30
Total compensation paid to key officers of the PLDT Group	646	507	514

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended.  Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php72 million, Php68 million and Php63 million for the years ended December 31, 2020, 2019 and 2018, respectively.

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

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	22,638	20,683	21,503
Actuarial losses on obligations – economic assumptions	3,507	3,829	(2,611)
Service costs	1,313	1,043	1,063
Interest costs on benefit obligation	1,056	1,338	1,227
Actuarial losses on obligations – experience	265	570	419
Actual benefits paid/settlements	(369)	(4,558)	(887)
Actuarial losses on obligations – demographic assumptions	—	4	—
Curtailments and others	(213)	(271)	(31)
Present value of defined benefit obligations at end of the year	28,197	22,638	20,683
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	13,724	13,539	12,534
Actual contributions	3,227	7,598	5,110
Interest income on plan assets	322	1,360	770
Actual benefits paid/settlements	(369)	(4,558)	(887)
Return on plan assets (excluding amount included in net interest)	(1,904)	(4,215)	(3,988)
Fair value of plan assets at end of the year	15,000	13,724	13,539
Unfunded status – net	(13,197)	(8,914)	(7,144)
Accrued benefit costs	13,342	8,985	7,159
Prepaid benefit costs (Note 19)	145	71	15

Components of net periodic benefit costs:
Service costs	1,313	1,043	1,063
Interest costs – net	734	(22)	457
Curtailment/settlement losses (gains) and other adjustments	(99)	(181)	21
Net periodic benefit costs (Note 5)	1,948	840	1,541

Actual net losses on plan assets amounted to Php1,582 million, Php2,855 million and Php3,218 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2021 will amount to Php1,880 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2020:

(in million pesos)
2021	3,570
2022	295
2023	433
2024	695
2025	882
2026 to 2065	125,132

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	3.5%	4.8%	7.3%

In 2019, we have changed the source of the mortality rates from the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries to the 2017 Philippine Intercompany Mortality Table developed by the Actuarial Society of the Philippines Life Insurance Committee.  Both sources provide separate rates for males and females.  The disability rates were based on the 1952 Disability Study of the U.S. Society of Actuaries for Period 2, Benefit 5 adjusted to suit local experience.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,869)
	(1%)	3,448

Future salary increases	1%	3,328
	(1%)	(2,835)

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

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,728	10,815
Shares of stock	1,903	2,077
Corporate bonds	255	145
Government securities	76	22
Mutual funds	21	9
Total noncurrent financial assets	12,983	13,068
Current Financial Assets
Cash and cash equivalents	1,771	441
Receivables	8	8
Total current financial assets	1,779	449
Total PLDT’s Plan Assets	14,762	13,517
Subsidiaries Plan Assets	238	207
Total Plan Assets of Defined Benefit Pension Plans	15,000	13,724

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unquoted Equity Investments

As at December 31, 2020 and 2019, this account consists of:

	2020	2019	2020	2019
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	9,955	10,050
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	542	544
BTFHI	100%	100%	231	221
			10,728	10,815

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

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of five years based on the 2021 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The post-tax discount rates applied to cash flow projections range from 11.6% to 11.7%.  Cash flows beyond the five-year period are determined using 0.0% to 5.0% growth rates.

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

In 2018 and 2019, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php2,700 million and Php3,100 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2018 and 2019.

In 2020, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php1,400 million to fund MediaQuest’s investment requirements.  As at December 31, 2020, MediaQuest has fully drawn the total amount of Php1,400 million.  Loss on changes in fair value of the investment for the year ended December 31, 2020 amounting to Php1,495 million was recognized in the statement of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequent via a Deed of Pledge amounting to Php99 million  The cumulative change in the fair market values of this investment amounted to Php423 million and Php425 million as at December 31, 2020 and 2019, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2020, 2019 and 2018.  Dividend receivables amounted to Php2 million each as at December 31, 2020 and 2019.

Shares of Stocks

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(in million pesos)
Common shares
PSE	1,026	1,161
PLDT	35	26
Others	482	530
Preferred shares	360	360
	1,903	2,077

Dividends earned on PLDT common shares amounted to Php2 million for each of the years ended December 31, 2020, 2019 and 2018.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2020 and 2019.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php49 million for each of the years ended December 31, 2020, 2019 and 2018.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from January 2021 to September 2027 and fixed interest rates from 3.25% to 6.94% per annum.  Total investment in corporate bonds amounted to Php255 million and Php145 million as at December 31, 2020 and 2019, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes and Premyo Bonds bearing interest rate of 5.88% and 1.25% per annum, respectively.  These securities are fully guaranteed by the government of the Republic of the Philippines.  Total investment in government securities amounted Php76 million and Php22 million as at December 31, 2020 and 2019, respectively.

Mutual Funds

Investment in mutual funds includes local equity and offshore funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php21 million and Php9 million as at December 31, 2020 and 2019, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2020 and 2019 are as follows:

	2020	2019
Investments in listed and unlisted equity securities	86%	96%
Temporary cash investments	12%	3%
Debt and fixed income securities	2%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641.  As at December 31, 2020 and 2019, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,813	2,804	2,490
Service costs	294	239	314
Interest costs on benefit obligation	118	174	—
Actuarial losses – experience	69	100	—
Actuarial losses – economic assumptions	28	13	—
Actual benefits paid/settlements	(567)	(37)	—
Curtailment and others	20	(480)	—
Present value of defined benefit obligations at end of the year	2,775	2,813	2,804
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	3,084	3,159	2,862
Actual contributions	282	281	297
Interest income on plan assets	142	190	—
Return on plan assets (excluding amount included in net interest)	143	100	—
Actual benefits paid/settlements	—	(37)	—
Others	—	(609)	—
Fair value of plan assets at end of the year	3,651	3,084	3,159
Funded status – net	876	271	355
Accrued benefit costs	—	—	23
Prepaid benefit costs (Note 19)	876	271	378

Components of net periodic benefit costs:
Service costs	294	239	314
Interest income – net	(24)	(16)	—
Curtailment/settlement gain	—	(6)	—
Others	—	(39)	—
Net periodic benefit costs (Note 5)	270	178	314

Smart’s net consolidated pension benefit costs amounted to Php270 million, Php178 million and Php314 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Actual net gains on plan assets amounted to Php285 million, Php290 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php299 million to the plan in 2021.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2020:

(in million pesos)
2021	75
2022	146
2023	105
2024	153
2025	215
2026 to 2060	1,395

The average duration of the defined benefit obligation at the end of the reporting period is 13 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019
Rate of increase in compensation	5.0%	5.0%
Discount rate	3.5%	7.3%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.9%)	(25)
	3.5%	96

Future salary increases	3.3%	(92)
	(0.9%)	(25)

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,416	1,993
International equities	902	1,114
Domestic equities	832	649
Philippine foreign currency bonds	240	516
International fixed income	74	142
Total noncurrent financial assets	4,464	4,414
Current Financial Assets
Cash and cash equivalents	388	32
Receivables	—	2
Total current financial assets	388	34
Total plan assets	4,852	4,448
Less: Employee’s share, forfeitures and mandatory reserve account	1,201	1,364
Total Plan Assets of Defined Contribution Plans	3,651	3,084

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 12.0% per annum.  Total investments in domestic fixed income amounted to Php2,416 million and Php1,993 million as at December 31, 2020 and 2019, respectively.

International Equities

Investments in international equities include exchange traded funds, mutual funds and unit investment trust funds managed by BlackRock, Invesco, and Wellington Management and BPI Asset Management and Trust Corporation.  Total investments in international equities amounted to Php902 million and Php1,114 million as at December 31, 2020 and 2019, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php832 million and Php649 million as at December 31, 2020 and 2019, respectively.  This includes investment in PLDT shares with fair value of Php44 million and Php13 million as at December 31, 2020 and 2019, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.95% to 10.63% per annum.  Total investment in Philippine foreign currency bonds amounted to Php240 million and Php516 million as at December 31, 2020 and 2019, respectively.

International Fixed Income

Investments in international fixed income include exchange traded funds, mutual funds and unit investment trust funds managed by Pacific Investment Management.  Total investments in international fixed income amounted to Php74 million and Php142 million as at December 31, 2020 and 2019, respectively.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2020 and 2019 is as follows:

	2020	2019
Investments in debt and fixed income securities and others	64%	60%
Investments in listed and unlisted equity securities	36%	40%
	100%	100%

Other Long-term Employee Benefits

Cycle 1 TIP

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.  Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.  On December 11, 2018, the ECC of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the cash award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 25, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be settled in cash.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the CCNI for the years 2020 and 2021.

This other long-term employee benefit liability is recognized and measured using the projected unit credit method and to be amortized on a straight-line basis over the vesting period.

The expense accrued for the TIP amounted to Php1,134 million, Php638 million and Php208 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,134 million and Php795 million as at December 31, 2020 and 2019, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units, or LGUs.  As at December 31, 2020, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

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

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018 and the case is now submitted for resolution.

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

ACeS Philippines’ Withholding Tax Assessments

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

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision of the CA.

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

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

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

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.  The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP.  On February 17, 2020, PLDT submitted its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively.  On September 10, 2020, PLDT filed a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020).  On December 23, 2020, PLDT filed its Reply to the Comment submitted by MKP and the DOLE Secretary.  On March 11, 2021, PLDT received DOLE’s Reply dated March 2, 2021.  To date, the Petition is pending resolution by the Supreme Court.

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

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of Republic Act No. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of Republic Act No. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignment.  Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

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

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2020 and 2019:

	Cash and cash equivalents	Financial instruments at amortized cost		Financial instruments at FVPL		Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2020
Noncurrent:
Financial assets at fair value through profit or loss	—	—		380		—	380
Debt instruments at amortized cost – net of current portion	—	1,153		—		—	1,153
Other financial assets – net of current portion	—	2,915	(1)	—		—	2,915
Current:
Cash and cash equivalents	40,237	—		—		—	40,237
Short-term investments	—	508		481	(2)	—	989
Trade and other receivables	—	22,053		—		—	22,053
Current portion of derivative financial assets	—	—		22		—	22
Current portion of financial assets at fair value through other comprehensive income	—	—		—		168	168
Current portion of other financial assets	—	200	(1)	6,972	(3)	—	7,172
Total assets	40,237	26,829		7,855		168	75,089

Liabilities as at December 31, 2020
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	205,195		—		—	205,195
Lease liabilities – net of current portion	—	15,982		—		—	15,982
Derivative financial liabilities – net of current portion	—	—		360		—	360
Customers' deposits	—	2,371		—		—	2,371
Deferred credits and other noncurrent liabilities	—	1,683		—		—	1,683
Current:
Accounts payable	—	80,051		—		—	80,051
Accrued expenses and other current liabilities	—	79,000		7,849		—	86,849
Current portion of interest-bearing financial liabilities	—	17,570		—		—	17,570
Current portion of lease liabilities	—	4,043		—		—	4,043
Dividends payable	—	1,194		—		—	1,194
Current portion of derivative financial liabilities	—	—		176		—	176
Total liabilities	—	407,089		8,385		—	415,474
Net assets (liabilities)	40,237	(380,260)		(530)		168	(340,385)

(1)	Includes refundable deposits and notes receivables.
(2)

In December 2020, PLDT invested US$10.0 million in the Supply Chain Finance of Cedit Suisse equivalent to 9,114.59 shares.
The fund is invested in Notes backed by buyer-confirmed trade receivables/buyer payment undertakings, supplier payment undertakings and account receivables.  Underlying credit risk of the Notes is insured by an insurance company with ratings of at least A by S&P and A2 by Moodys.  As at December 31, 2020, the fund’s value is US$10.01 million.

(3)	Includes RCBC Redemption Trust Account. See Note 20 – Equity – Redemption of Preferred Stock.

	Cash and cash equivalents	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2019
Noncurrent:
Financial assets at fair value through profit or loss	—	—	3,369	—	3,369
Derivative financial assets – net of current portion	—	—	1	—	1
Financial assets at fair value through other comprehensive income – net of current portion	—	—	—	162	162
Other financial assets – net of current portion	—	1,986	—	—	1,986
Current:
Cash and cash equivalents	24,369	—	—	—	24,369
Short-term investments	—	314	—	—	314
Trade and other receivables	—	22,436	—	—	22,436
Current portion of derivative financial assets	—	—	41	—	41
Current portion of debt instruments at amortized cost	—	150	—	—	150
Current portion of financial assets at fair value through other comprehensive income	—	—	—	2,757	2,757
Current portion of other financial assets	—	1,220	6,866	—	8,086
Total assets	24,369	26,106	10,277	2,919	63,671

Liabilities as at December 31, 2019
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	172,834	—	—	172,834
Lease liabilities – net of current portion	—	13,100	—	—	13,100
Derivative financial liabilities – net of current portion	—	—	25	—	25
Customers' deposits	—	2,205	—	—	2,205
Deferred credits and other noncurrent liabilities	—	2,179	—	—	2,179
Current:
Accounts payable	—	76,384	—	—	76,384
Accrued expenses and other current liabilities	—	73,303	7,851	—	81,154
Current portion of interest-bearing financial liabilities	—	19,722	—	—	19,722
Current portion of lease liabilities	—	3,215	—	—	3,215
Dividends payable	—	1,584	—	—	1,584
Current portion of derivative financial liabilities	—	—	88	—	88
Total liabilities	—	364,526	7,964	—	372,490
Net assets (liabilities)	24,369	(338,420)	2,313	2,919	(308,819)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2020 and 2019:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2020
Current Financial Assets
Trade and other receivables
Foreign administrations	7,161	5,877	1,284
Domestic carriers	717	552	165
Total	7,878	6,429	1,449
Current Financial Liabilities
Accounts payable
Suppliers and contractors	75,394	72	75,322
Carriers and other customers	7,128	2,699	4,429
Total	82,522	2,771	79,751

December 31, 2019
Current Financial Assets
Trade and other receivables
Foreign administrations	5,857	4,338	1,519
Domestic carriers	1,018	219	799
Total	6,875	4,557	2,318
Current Financial Liabilities
Accounts payable
Suppliers and contractors	68,121	70	68,051
Carriers and other customers	11,437	3,706	7,731
Total	79,558	3,776	75,782

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2020 and 2019.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2020 and 2019 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2020	2019	2020	2019
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	1,153	—	1,163	—
Other financial assets – net of current portion	2,915	1,986	2,561	1,657
Total	4,068	1,986	3,724	1,657
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	205,195	172,834	213,908	169,965
Customers' deposits	2,371	2,205	1,821	1,539
Deferred credits and other noncurrent liabilities	1,683	2,179	1,562	1,953
Total	209,249	177,218	217,291	173,457

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2020 and 2019.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2020				2019
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	61	294	25	380	2,442	304	623	3,369
Derivative financial assets – net of current portion	—	—	—	—	—	1	—	1
Financial assets at FVOCI – net of current portion	—	—	—	—	—	162	—	162
Current Financial Assets
Short-term investments	—	481	—	481	—	—	—	—
Current portion of derivative financial assets	—	22	—	22	—	41	—	41
Current portion of FVOCI	—	168	—	168	—	2,757	—	2,757
Current portion of other financial assets	—	6,972	—	6,972	—	6,866	—	6,866
Total	61	7,937	25	8,023	2,442	10,131	623	13,196

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	360	—	360	—	25	—	25
Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,849	—	7,849	—	7,851	—	7,851
Current portion of derivative financial liabilities	—	176	—	176	—	88	—	88
Total	—	8,385	—	8,385	—	7,964	—	7,964

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2020 and 2019, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2 Level 3
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

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

As at December 31, 2020 and 2019, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2020 and 2019:

							2020		2019
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Losses in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$16	Various dates in October 2020 to January 2021	U.S. Dollar Liabilities	Various dates in January to April 2021	—	Php48.40	US$13	(5)	US$22	(12)
	US$45	January to February 2021	U.S. Dollar Liabilities	Various dates in March to June 2021	—	Php48.26	—	—	—	—
	EUR5	Various dates in July and August 2019	EUR Assets	January 2020	—	Php58.65	—	—	EUR5	8
Smart
Forward foreign exchange contracts	US$144	Various dates in 2018 and 2019	U.S. Dollar Liabilities	Various dates in 2019	—	Php52.73	—	—	—	—
	US$260	Various dates in 2019 and 2020	U.S. Dollar Liabilities	Various dates in 2020	—	Php50.77	—	—	US$41	(22)
	US$26	Various dates in 2020	U.S. Dollar Liabilities	Various dates in 2021	—	Php48.44	US$26	(9)	—	—
	US$69	January to March 2021	U.S. Dollar Liabilities	February to June 2021	—	Php48.42	—	—	—	—
PCEV
Forward foreign exchange contracts	US$22	Various dates in 2019	U.S. Dollar Cash Conversion	Various dates in 2019	—	Php52.24	—	—	—	—
								(14)		(26)
Transactions designated as hedges:
PLDT
Interest rate swaps(a)	US$100	August 2014	100 PNB	August 11, 2020	3.46%	—	—	—	US$95	(6)
	US$50	September 2014	50 Metrobank	September 2, 2020	3.47%	—	—	—	US$48	(5)
	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	US$34	(25)	US$56	2
Long-term currency swaps(b)	US$4	January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	—	—	US$1	1
	US$6	April and June 2017	200 MUFG Bank, Ltd.	August 26,2019	1.63%	Php49.51	—	—	—	—
	US$2	January 2018	200 MUFG Bank, Ltd.	August 26,2019	1.59%	Php49.86	—	—	—	—
	US$6	February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	—	—	US$1	(2)
	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	Php50.78	US$16	(52)	US$17	(30)
Long-term foreign currency options(c)	US$200	Various dates in July 2020 and February 2021	300M Notes 2031	January 23, 2031	1.26%	Php50.00 Php56.00	US$200	(406)	—	—
	US$80	February to March 2021	300M Notes 2031	January 23, 2031	1.07%	Php48.75 Php53.69	—	—	—	—
								(483)		(40)
Smart
Interest rate swaps(d)	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	—	—	—	—
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	—	—	—	—
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	—	—	US$22	4
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$6	(2)	US$12	5
Long-term currency swaps(e)	US$18	Various dates in 2017, 2018 and 2019	100 Mizuho	December 7, 2020	1.76%	Php50.98	—	—	US$9	(3)
	US$13	Various dates in 2018 and 2019	200 Mizuho	March 4, 2020	2.06%	Php51.93	—	—	US$4	(6)
	US$6	February 2019	100 Mizuho	December 7, 2021	2.22%	Php51.83	US$2	(8)	US$4	(5)
	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	Php48.64	US$6	(7)	—	—
Long-term foreign currency options(f)	US$80	February to March 2021	140 PNB	December 13, 2030	1.64%	Php48.00 Php53.48	—	—	—	—
								(17)		(5)
								(514)		(71)

(a)

PLDT’s interest rate swap agreements outstanding as at December 31, 2020 and 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php16 million and Php11 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Interest accrual on the interest rate swaps amounting to Php9 million and Php2 million were recorded as at December 31, 2020 and 2019, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2020 and 2019.

(b)

PLDT’s long-term principal only-currency swap agreements outstanding as at December 31, 2020 and 2019 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php46 million and Php23 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php6 million and Php7 million were recognized as at December 31, 2020 and 2019, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php2 million were recognized in our consolidated income statements for each of the years ended December 31, 2020 and 2019.

(c)

PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2020 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php50.00 and Php56.00, PLDT will purchase the U.S. dollar at Php50.00.  However, if on fixing date, the exchange rate is beyond Php56.00, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php6.00, and if the exchange rate is lower than Php50.00, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate.  The mark-to-market losses amounting to Php342 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2020.  Hedge cost accrual on the long-term foreign currency option agreements amounting to Php64 million were recognized as at December 31, 2020.  The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php26 million were recognized in our consolidated income statement for the year ended December 31, 2020.

(d)

Smart’s interest rate swap agreements outstanding as at December 31, 2020 and, 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market loss amounting to Php2 million and mark-to-market gain amounting to Php6 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Interest accrual amounting to Php197 thousand and interest reduction amounting to Php3 million were recognized as at December 31, 2020 and 2019, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2020 and 2019.

(e)

Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2020 and 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php13 million and Php12 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php2 million each was recognized as at December 31, 2020 and 2019.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portions of the movements in the fair value amounting to Php1 million each was recognized in our consolidated income statements for the years ended December 31, 2020 and 2019.

(f)

Smart’s long-term foreign currency option agreements entered on various dates in February 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php54.00, Smart will purchase the U.S. Dollar at Php48.00.  However, if on fixing date the exchange rate is beyond Php54.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php6.00, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate.

Our derivative financial instruments as at December 31, 2020 and 2019 are presented in the statements of financial position as follows:

	2020	2019
	(in million pesos)
Presented as:
Noncurrent assets	—	1
Current assets	22	41
Noncurrent liabilities (Note 29)	(360)	(25)
Current liabilities (Note 29)	(176)	(88)
Net liabilities	(514)	(71)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2020 and 2019 are summarized as follows:

	2020	2019
	(in million pesos)
Net mark-to-market gains (losses) at beginning of the year	(71)	243
Settlements, interest expense and others	430	235
Effective portion recognized in the profit or loss for the cash flow hedges	(156)	14
Losses on derivative financial instruments (Note 4)	(284)	(233)
Net fair value losses on cash flow hedges charged to other comprehensive income	(433)	(330)
Net mark-to-market losses at end of the year	(514)	(71)

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in million pesos)
Hedge costs	(94)	(51)	(49)
Gains (losses) on derivative financial instruments (Note 4)	(284)	(233)	1,135
Net gains (losses) on derivative financial instruments (Notes 4 and 5)	(378)	(284)	1,086

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php40,237 million and Php989 million, respectively, as at December 31, 2020, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2020 and 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2020
Cash and cash equivalents	30,711	30,711	—	—	—
Temporary cash investments	30,711	30,711	—	—	—
Financial instruments at amortized cost:	43,654	40,165	2,286	732	471
Other financial assets	3,689	200	2,286	732	471
Debt instruments at amortized cost	1,153	1,153	—	—	—
Short-term investments	508	508	—	—	—
Retail subscribers	17,142	17,142	—	—	—
Corporate subscribers	13,318	13,318	—	—	—
Foreign administrations	1,520	1,520	—	—	—
Domestic carriers	226	226	—	—	—
Dealers, agents and others	6,098	6,098	—	—	—
Financial instruments at FVPL:	7,833	7,453	—	—	380
Financial assets at fair value through profit or loss	380	—	—	—	380
Short-term investments	481	481	—	—	—
Other financial assets	6,972	6,972	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—
Financial assets at fair value through other comprehensive income	168	168	—	—	—
Total	82,366	78,497	2,286	732	851

December 31, 2019
Cash and cash equivalents	17,663	17,663	—	—	—
Temporary cash investments	17,663	17,663	—	—	—
Financial instruments at amortized cost:	43,308	41,024	1,768	338	178
Other financial assets	3,504	1,220	1,768	338	178
Debt instruments at amortized cost	150	150	—	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	17,178	—	—	—
Corporate subscribers	13,005	13,005	—	—	—
Foreign administrations	1,896	1,896	—	—	—
Domestic carriers	889	889	—	—	—
Dealers, agents and others	6,372	6,372	—	—	—
Financial instruments at FVPL:	10,235	6,866	—	—	3,369
Financial assets at fair value through profit or loss	3,369	—	—	—	3,369
Other financial assets	6,866	6,866	—	—	—
Financial instruments at FVOCI:	2,919	2,757	162	—	—
Financial assets at fair value through other comprehensive income	2,919	2,757	162	—	—
Total	74,125	68,310	1,930	338	3,547

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2020 and 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2020
Debt(1):	292,639	12,562	74,960	51,659	153,458
Principal	224,027	12,400	47,753	37,785	126,089
Interest	68,612	162	27,207	13,874	27,369
Lease obligations	29,312	10,995	8,897	5,068	4,352
Various trade and other obligations:	169,808	165,750	2,010	36	2,012
Suppliers and contractors	76,864	75,322	1,535	7	—
Utilities and related expenses	64,580	64,577	3	—	—
Employee benefits	10,404	10,404	—	—	—
Liability from redemption of preferred shares	7,849	7,849	—	—	—
Customers’ deposits	2,371	—	330	29	2,012
Carriers and other customers	1,336	1,336	—	—	—
Dividends	1,194	1,194	—	—	—
Others	5,210	5,068	142	—	—
Total contractual obligations	491,759	189,307	85,867	56,763	159,822

December 31, 2019
Debt(1):	243,226	19,014	66,052	54,146	104,014
Principal	193,047	15,221	44,253	40,288	93,285
Interest	50,179	3,793	21,799	13,858	10,729
Lease obligations	25,465	10,458	6,879	4,401	3,727
Various trade and other obligations:	153,255	148,839	2,405	38	1,973
Suppliers and contractors	70,169	68,051	2,118	—	—
Utilities and related expenses	51,875	51,843	32	—	—
Employee benefits	8,673	8,673	—	—	—
Liability from redemption of preferred shares	7,851	7,851	—	—	—
Customers’ deposits	2,205	—	194	38	1,973
Dividends	1,584	1,584	—	—	—
Carriers and other customers	1,387	1,387	—	—	—
Others	9,511	9,450	61	—	—
Total contractual obligations	421,946	178,311	75,336	58,585	109,714

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Within one year	11,061	10,480
After one year but not more than five years	13,899	11,258
More than five years	4,352	3,727
Total	29,312	25,465

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php169,808 million and Php153,255 million as at December 31,

2020 and 2019, respectively.  See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at December 31, 2020 and 2019.  See Note 11 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

There are no pledges as collaterals with respect to its financial liabilities as at December 31, 2020 and 2019.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy are recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2020
Long-term currency swaps	24	—	Derivative financial assets – net of current portion
	—	(14)	Derivative financial liabilities – net of current portion
	—	(48)	Current portion of derivative financial liabilities
Long-term foreign currency options	200	(342)	Derivative financial liabilities – net of current portion
	224	(404)

December 31, 2019
Long-term currency swaps	36	1	Derivative financial assets – net of current portion
	—	3	Current portion of derivative financial assets
	—	(25)	Derivative financial liabilities – net of current portion
	—	(24)	Current portion of derivative financial liabilities
	36	(45)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	2020		2019
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	—
US$100M PNB	(11)	—	(11)	—
US$200M MUFG Bank, Ltd.	(47)	6	(48)	8
US$300M Notes 2031	(414)	64	—	—
	(745)	70	(332)	8

Smart:
US$200M Mizuho	(1)	—	(12)	5
US$100M Mizuho	(18)	15	(22)	12
	(19)	15	(34)	17

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at December 31, 2020 and 2019 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
December 31, 2020
Long-term currency swaps	(350)	Other comprehensive loss
Long-term foreign currency options	(414)	Other comprehensive loss
	(764)

December 31, 2019
Long-term currency swaps	(366)	Other comprehensive loss

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2020 and 2019:

	2020		2019
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Debt instruments at amortized cost	24	1,153	—	—
Derivative financial assets – net of current portion	—	—	—	1
Other financial assets – net of current portion	—	7	—	13
Total noncurrent financial assets	24	1,160	—	14
Current Financial Assets
Cash and cash equivalents	338	16,251	122	6,181
Short-term investments	10	480	6	285
Trade and other receivables – net	131	6,290	777	39,472
Current portion of derivative financial assets	1	22	1	41
Current portion of other financial assets	—	12	—	11
Total current financial assets	480	23,055	906	45,990
Total Financial Assets	504	24,215	906	46,004
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	802	38,530	126	6,389
Derivative financial liabilities – net of current portion	7	360	—	25
Other noncurrent liabilities	1	22	—	15
Total noncurrent financial liabilities	810	38,912	126	6,429
Current Financial Liabilities
Accounts payable	670	32,201	676	34,325
Accrued expenses and other current liabilities	253	12,135	208	10,555
Current portion of interest-bearing financial liabilities	59	2,842	210	10,687
Current portion of derivative financial liabilities	4	176	2	88
Total current financial liabilities	986	47,354	1,096	55,655
Total Financial Liabilities	1,796	86,266	1,222	62,084

(1)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php48.02 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2020.

(2)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.80 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2019.

As at March 24, 2021, the Philippine Peso-U.S. Dollar exchange rate was Php48.68 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php853 million as at December 31, 2020.

Approximately 18% and 9% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. Dollars as at December 31, 2020 and 2019, respectively.  Our consolidated foreign currency-denominated debt increased to Php40,872 million as at December 31, 2020 from Php17,029 million as at December 31, 2019, respectively.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts and long-term foreign currency options were US$224 million and US$36 million as at December 31, 2020 and 2019, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 13% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 8% (or 8%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2020 and 2019, respectively.

Approximately 16% and 15% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2020 and 2019, respectively.  Approximately 12% and 11% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended December 31, 2020 and 2019, respectively.  In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso appreciated by 5.47% against the U.S. Dollar to Php48.02 to US$1.00 as at December 31, 2020 from Php50.80 to US$1.00 as at December 31, 2019.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,488 million and Php424 million for the years ended December 31, 2020 and 2019, respectively, while we recognized net consolidated foreign exchange loss of Php771 million for the year ended December 31, 2018.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until March 31, 2021.  Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1% as compared to the exchange rate of Php48.02 to US$1.00 as at December 31, 2020.  If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1% as at December 31, 2020, with all other variables held constant, consolidated profit after tax for the year 2020 and stockholders’ equity as at year end 2020 would have been approximately Php870 million and Php909 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy are recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2020
Interest rate swaps	40	—	Derivative financial assets – net of current portion
	—	22	Current portion of derivative financial assets
	—	(4)	Derivative financial liabilities – net of current portion
	—	(44)	Current portion of derivative financial liabilities
	40	(26)

December 31, 2019
Interest rate swaps	233	1	Derivative financial assets – net of current portion
	—	31	Current portion of derivative financial assets
	—	(1)	Derivative financial liabilities – net of current portion
	—	(31)	Current portion of derivative financial liabilities
	233	—

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	2020		2019
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$100M PNB	—	—	(6)	—
US$50M MBTC	—	—	(4)	—
US$200M MUFG Bank, Ltd.	(16)	—	(1)	—
	(16)	—	(11)	—

Smart:
2014 BTMU US$100M	—	—	(1)	—
2014 Mizuho US$50M	—	—	(1)	—
2015 Mizuho US$200M	(2)	—	(36)	—
2015 Mizuho US$100M	(6)	—	(19)	—
	(8)	—	(57)	—

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at December 31, 2020 and 2019 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
December 31, 2020
Interest rate swaps	(24)	Other comprehensive loss

December 31, 2019
Interest rate swaps	(68)	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2020 and 2019.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2020

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	24	—	—	—	24	1,153	—	1,153	24	1,163
Interest rate	—	0.8962% to 2.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	49	—	—	—	—	49	2,337	—	2,337	49	2,337
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	103	—	—	—	—	103	4,940	—	4,940	103	4,940
Interest rate	0.0500% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	254	—	—	—	—	254	12,222	—	12,222	254	12,222
Interest rate	0.0200% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	385	—	—	—	—	385	18,490	—	18,490	385	18,490
Interest rate	0.3200% to 1.6000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	10	—	—	—	—	10	480	—	480	10	480
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	11	—	—	—	—	11	509	—	509	11	509
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
	812	24	—	—	—	836	40,131	—	40,131	836	40,141

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	28,813	634	28,179	632	30,336
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	11	—	—	—	11	540	—	540	11	545
Interest rate	—	2.8850%	—	—		—	—	—	—	—	—
Philippine Peso	258	313	525	657	1,612	3,365	161,597	457	161,040	3,489	167,520
Interest rate	5.2250%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9500% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	—	93	39	53	70	255	12,222	69	12,153	255	12,222
Interest rate	—	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	9	4	77	344	434	20,855	101	20,754	434	20,855
Interest rate	—	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.6000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	—	—	—	—	—	—
	258	426	568	787	2,626	4,665	224,027	1,262	222,665	4,821	231,478

As at December 31, 2019

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	3	—	—	—	—	3	150	—	150	3	150
Interest rate	4.8371%	—	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	31	—	—	—	—	31	1,586	—	1,586	31	1,586
Interest rate	0.0100% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	83	—	—	—	—	83	4,228	—	4,228	83	4,228
Interest rate	0.0500% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	92	—	92	2	92
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	72	—	—	—	—	72	3,645	—	3,645	72	3,645
Interest rate	0.7000% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	276	—	—	—	—	276	14,018	—	14,018	276	14,018
Interest rate	0.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	1	—	—	—	—	1	29	—	29	1	29
Interest rate	1.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	6	—	—	—	—	6	285	—	285	6	285
Interest rate	0.0000%	—	—	—	—	—	—	—	—	—	—
	474	—	—	—	—	474	24,033	—	24,033	474	24,033

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	—	15	4	—	—	19	952	—	952	19	945
Interest rate	—	2.8850%	2.8850%	—	—	—	—	—	—	—	—
Philippine Peso	42	376	302	673	1,697	3,090	156,996	408	156,588	3,024	153,644
Interest rate	4.4850% to 5.5000%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	165	76	26	50	—	317	16,124	47	16,077	317	16,123
Interest rate	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	93	69	3	70	139	374	18,975	36	18,939	374	18,975
Interest rate	1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.6000% over PHP BVAL	—	—	—	—	—	—
	300	536	335	793	1,836	3,800	193,047	491	192,556	3,734	189,687

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 15% and 18% of our consolidated debts were variable rate debts as at December 31, 2020 and 2019, respectively.  Our consolidated variable rate debt decreased to Php33,077 million as at December 31, 2020 from Php35,098 million as at December 31, 2019.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$40 million and US$233 million as at December 31, 2020 and 2019, respectively, approximately 86% and 88% of our consolidated debts were fixed as at December 31, 2020 and 2019, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2021.  Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 5 basis points, or bps, and 15 bps higher/lower, respectively, as compared to levels as at December 31, 2020.  If the U.S. Dollar interest rates had been 5 bps higher/lower as compared to market levels as at December 31, 2020, with all other variables held constant, consolidated profit after tax for the year 2020 and stockholders’ equity as at year end 2020 would have been approximately Php1 million and Php6 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If the Philippine Peso interest rates had been 15 bps higher/lower as compared to market levels as at December 31, 2020, with all other variables held constant, consolidated profit after tax for the year 2020 and stockholders’ equity as at year end 2020 would have been approximately Php1.9 million and Php34 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	380	3,369
Derivative financial assets – net of current portion	—	1
Current portion of derivative financial assets	22	41
Total	402	3,411

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2020 and 2019.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2020 and 2019, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon.  For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	December 31, 2020
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	44,618	8,239	—	52,857
Standard grade	563	4,443	—	5,006
Substandard grade	—	9,371	—	9,371
Default	574	3,960	12,291	16,825
Gross carrying amount	45,755	26,013	12,291	84,059
Less allowance	574	3,960	12,291	16,825
Carrying amount	45,181	22,053	—	67,234

	December 31, 2019
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,241	9,228	—	38,469
Standard grade	1,710	6,224	—	7,934
Substandard grade	7	6,984	—	6,991
Default	298	1,763	15,141	17,202
Gross carrying amount	31,256	24,199	15,141	70,596
Less allowance	298	1,763	15,141	17,202
Carrying amount	30,958	22,436	—	53,394

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2020 and 2019.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2020 and 2019:

	December 31, 2020
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	40,237	173	40,064
Financial instruments at amortized cost:	26,829	355	26,474
Other financial assets	3,115	—	3,115
Debt instruments at amortized cost	1,153	—	1,153
Short-term investments	508	—	508
Retail subscribers	7,152	18	7,134
Corporate subscribers	8,460	337	8,123
Foreign administrations	1,284	—	1,284
Domestic carriers	165	—	165
Dealers, agents and others	4,992	—	4,992
Financial instruments at FVPL:	7,855	—	7,855
Financial assets at FVPL	380	—	380
Short-term investments	481	—	481
Other financial assets	6,972	—	6,972
Interest rate swap	22	—	22
Financial instruments at FVOCI:	168	—	168
Financial assets at FVOCI	168	—	168
Total	75,089	528	74,561

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2020.

	December 31, 2019
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	24,369	184	24,185
Financial instruments at amortized cost:	26,106	377	25,729
Other financial assets	3,206	—	3,206
Debt instruments at amortized cost	150	—	150
Short-term investments	314	—	314
Retail subscribers	6,486	46	6,440
Corporate subscribers	8,403	331	8,072
Foreign administrations	1,519	—	1,519
Domestic carriers	799	—	799
Dealers, agents and others	5,229	—	5,229
Financial instruments at FVPL:	10,277	—	10,277
Financial assets at FVPL	3,369	—	3,369
Other financial assets	6,866	—	6,866
Interest rate swap	31	—	31
Forward foreign exchange contracts	8	—	8
Currency swap	2	—	2
Long-term currency swap	1	—	1
Financial instruments at FVOCI:	2,919	—	2,919
Financial assets at FVOCI	2,919	—	2,919
Total	63,671	561	63,110

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2019.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2020 and 2019:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2020
Cash and cash equivalents	40,237	39,956	281	—	—
Financial instruments at amortized cost:	43,654	12,733	4,725	9,371	16,825
Other financial assets	3,689	2,833	282	—	574
Debt instruments at amortized cost	1,153	1,153	—	—	—
Short-term investments	508	508	—	—	—
Retail subscribers	17,142	3,263	2,348	1,541	9,990
Corporate subscribers	13,318	3,358	228	4,874	4,858
Foreign administrations	1,520	246	567	471	236
Domestic carriers	226	14	38	113	61
Dealers, agents and others	6,098	1,358	1,262	2,372	1,106
Financial instruments at FVPL:	7,855	7,741	114	—	—
Financial assets at FVPL	380	266	114	—	—
Short-term investments	481	481	—	—	—
Other financial assets	6,972	6,972	—	—	—
Interest rate swap	22	22	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—
Financial assets at FVOCI	168	168	—	—	—
Total	91,914	60,598	5,120	9,371	16,825

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

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2019
Cash and cash equivalents	24,369	24,111	258	—	—
Financial instruments at amortized cost:	43,308	11,439	7,676	6,991	17,202
Other financial assets	3,504	1,747	1,452	7	298
Debt instruments at amortized cost	150	150	—	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	3,280	1,634	1,572	10,692
Corporate subscribers	13,005	3,652	2,041	2,710	4,602
Foreign administrations	1,896	460	414	645	377
Domestic carriers	889	374	40	385	90
Dealers, agents and others	6,372	1,462	2,095	1,672	1,143
Financial instruments at FVPL:	10,277	10,160	117	—	—
Financial assets at FVPL	3,369	3,252	117	—	—
Other financial assets	6,866	6,866	—	—	—
Interest rate swap	31	31	—	—	—
Forward foreign exchange contracts	8	8	—	—	—
Currency swap	2	2	—	—	—
Long-term currency swap	1	1	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—
Financial assets at FVOCI	2,919	2,919	—	—	—
Total	80,873	48,629	8,051	6,991	17,202

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2020 and 2019 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2020
Cash and cash equivalents	40,237	40,237	—	—	—	—
Financial instruments at amortized cost:	43,654	17,458	3,090	1,139	5,142	16,825
Other financial assets	3,689	3,115	—	—	—	574
Debt instruments at amortized cost	1,153	1,153	—	—	—	—
Short-term investments	508	508	—	—	—	—
Retail subscribers	17,142	5,611	884	348	309	9,990
Corporate subscribers	13,318	3,586	1,606	559	2,709	4,858
Foreign administrations	1,520	813	144	70	257	236
Domestic carriers	226	52	31	10	72	61
Dealers, agents and others	6,098	2,620	425	152	1,795	1,106
Financial instruments at FVPL:	7,855	7,855	—	—	—	—
Financial assets at FVPL	380	380	—	—	—	—
Short-term investments	481	481	—	—	—	—
Other financial assets	6,972	6,972	—	—	—	—
Interest rate swap	22	22	—	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—	—
Financial assets at FVOCI	168	168	—	—	—	—
Total	91,914	65,718	3,090	1,139	5,142	16,825

December 31, 2019
Cash and cash equivalents	24,369	24,369	—	—	—	—
Financial instruments at amortized cost:	43,308	19,115	2,006	1,247	3,738	17,202
Other financial assets	3,504	3,199	—	—	7	298
Debt instruments at amortized cost	150	150	—	—	—	—
Short-term investments	314	314	—	—	—	—
Retail subscribers	17,178	4,914	994	150	428	10,692
Corporate subscribers	13,005	5,693	705	770	1,220	4,617
Foreign administrations	1,896	874	41	26	578	377
Domestic carriers	889	414	103	240	43	89
Dealers, agents and others	6,372	3,557	163	61	1,462	1,129
Financial instruments at FVPL:	10,277	10,277	—	—	—	—
Financial assets at FVPL	3,369	3,369	—	—	—	—
Other financial assets	6,866	6,866	—	—	—	—
Interest rate swap	31	31	—	—	—	—
Forward foreign exchange contracts	8	8	—	—	—	—
Currency swap	2	2	—	—	—	—
Long-term currency swap	1	1	—	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—	—
Financial assets at FVOCI	2,919	2,919	—	—	—	—
Total	80,873	56,680	2,006	1,247	3,738	17,202

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2020, 2019 and 2018.

29.	Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities for the years ended December 31, 2020, 2019 and 2018:

	January 1, 2020	Cash flows	Foreign exchange movement	Others	December 31, 2020
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	192,556	31,979	(1,917)	147	222,765
Lease liabilities (Notes 3 and 10)	16,315	(5,781)	—	9,491	20,025
Derivative financial liabilities	113	(430)	—	853	536
Accrued interests and other related costs (Note 24)	1,531	(8,348)	—	8,689	1,872
Dividends (Note 20)	1,584	(16,721)	—	16,331	1,194
	212,099	3,939	(1,917)	35,511	246,392

	January 1, 2019	Cash flows	Foreign exchange movement	Others	December 31, 2019
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	176,276	16,811	(653)	122	192,556
Lease liabilities (Notes 3 and 10)	15,233	(5,399)	—	6,481	16,315
Derivative financial liabilities	80	(50)	—	83	113
Accrued interests and other related costs (Note 24)	1,347	(7,143)	—	7,327	1,531
Dividends (Note 20)	1,533	(15,592)	—	15,643	1,584
	194,469	(11,373)	(653)	29,656	212,099

	January 1, 2018	Cash flows	Foreign exchange movement	Others	December 31, 2018
	(in million pesos)
Interest-bearing financial liabilities	172,611	1,722	1,723	220	176,276
Derivative financial liabilities	149	886	—	(955)	80
Accrued interests and other related costs (Note 24)	1,176	(6,614)	—	6,785	1,347
Dividends (Note 20)	1,575	(13,928)	—	13,886	1,533
	175,511	(17,934)	1,723	19,936	179,236

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Additions to ROU assets (Note 10)	9,335	5,072

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2020 and 2019:

	2020	2019
	(in million pesos)
Additions to lease liabilities (Note 10)	11,122	5,065

Item 19.	Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)*	Amended Articles of Incorporation (as amended on June 9, 2020)

1(b)	Amended By-Laws (as amended on August 30, 2016) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

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

April 23, 2021
PLDT INC.

	By:	/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Chief Legal Counsel