Form 20-F
period 2021-12-31
PLDT Inc.
filed 2022-04-06
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — Date of event requiring this shell company report __________

Commission file number 1-03006

PLDT Inc.

(Exact name of Registrant as specified in its charter)

Republic of the Philippines

(Jurisdiction of incorporation or organization)

Ramon Cojuangco Building

Makati Avenue

Makati City, Philippines

(Address of principal executive offices)

Atty. Marilyn A. Victorio-Aquino, telephone: +(632) 82500254; mvaquino@pldt.com.ph;

Ramon Cojuangco Bldg., Makati Avenue, Makati City, Philippines 1200

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

As at December 31, 2021:
216,055,775 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
300,000,000 shares of Non-voting Preferred Stock, Par Value Ten Philippine Pesos Per Share
150,000,000 shares of Voting Preferred Stock, Par Value One Philippine Peso Per Share

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

PCAOB ID: 01755	Auditor Name: SyCip Gorres Velayo & Co.	Auditor Location: Makati City, Philippines

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT		3
FORWARD-LOOKING STATEMENTS		5
PRESENTATION OF FINANCIAL INFORMATION		6

PART I		7

Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Performance Indicators	7
	Capital Stock	8
	Dividends Declared	8
	Dividends Paid	9
	Capitalization and Indebtedness	9
	Reasons for the Offer and Use of Proceeds	9
	Risk Factors	9
Item 3A.	[Reserved]	26
Item 4.	Information on the Company	26
	Overview	26
	Historical Background and Development	27
	Recent Developments	27
	Strengths	28
	Strategy	29
	Business Overview	30
	Capital Expenditures and Divestitures	41
	Organization	41
	Infrastructure	41
	Interconnection Agreements	46
	Licenses and Regulations	46
	Material Effects of Regulation on our Business	47
	Competition	53
	Environmental Matters	55
	Intellectual Property Rights	56
	Properties	57
Item 4A.	Unresolved Staff Comments	58
Item 5.	Operating and Financial Review and Prospects	58
	Overview	58
	Management’s Financial Review	58
	Critical Accounting Policies	63
	New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2016	76
	Results of Operations	76
	Capital Expenditure Plans	104
	Liquidity and Capital Resources	105
Item 5E.	Critical Accounting Estimates	111
Item 6.	Directors, Senior Management and Employees	112
	Directors and Executive Officers	112
	Terms of Office	122
	Family Relationships	122
	Compensation of Key Management Personnel	122
	Share Ownership	123
	Board Practices	123
	Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees	124
	Employees and Labor Relations	127
	Pension and Retirement Benefits	127
Item 7.	Major Shareholders and Related Party Transactions	128

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan.  Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php50.97 to US$1.00 on December 31, 2021.  On March 22, 2022, the volume weighted average exchange rate quoted was Php52.43 to US$1.00.

In this annual report, each reference to:

•	ADS means American Depositary Shares;
•	ARPU means average revenue per user;
•	BIR means Bureau of Internal Revenue;
•	BSP means Bangko Sentral ng Pilipinas;
•	CMTS means cellular mobile telephone system;
•	CPCN means Certificate of Public Convenience and Necessity;
•	DFON means domestic fiber optic network;
•	DICT means Department of Information and Communications Technology of the Philippines;
•	Digitel means Digital Telecommunications Phils., Inc.;
•	DMPI means Digitel Mobile Philippines, Inc.;
•	DSL means digital subscriber line;
•	First Pacific means First Pacific Company Limited;
•	First Pacific Group means First Pacific and its Philippine affiliates;
•	FP Parties means First Pacific and certain Philippine affiliates and wholly-owned non-Philippine subsidiary;
•	FTTH means Fiber-to-the-HOME;
•	GAAP means Generally Accepted Accounting Principles;
•	GSM means global system for mobile communications;
•	HSPA means high-speed packet access;
•	IAS means International Accounting Standards;
•	ICT means Information and Communication Technology;
•	IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;
•	IGF means international gateway facility;

•	IP means internet protocol;
•	IT means information technology;
•	LEC means local exchange carrier;
•	LTE means long-term evolution;
•	MVNO means mobile virtual network operations;
•	NTC means the National Telecommunications Commission of the Philippines;
•	NTT means Nippon Telegraph and Telephone Corporation;
•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;
•	NYSE means New York Stock Exchange;
•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;
•	PCEV means PLDT Communications and Energy Ventures, Inc.;
•	PDRs means Philippine Depositary Receipts;
•	Philippine SEC means the Philippine Securities and Exchange Commission;
•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•	PSE means the Philippine Stock Exchange, Inc.;
•	R.A. means Republic Act of the Philippines;
•	SIM means Subscriber Identification Module;
•	Smart means Smart Communications, Inc.;
•	U.S. SEC means the United States Securities and Exchange Commission;
•	VAS means Value-Added Service;
•	VoIP means Voice over Internet Protocol;
•	VPN means virtual private network;
•	W-CDMA means Wideband-Code Division Multiple Access; and
•	WiFi means a wireless network technology that uses radio waves to provide high-speed internet and network connections.

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

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

Forward‑looking statements involve inherent risks and uncertainties. The forward‑looking statements included in this report reflect our current views with respect to future events and are not a guarantee of future performance. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward‑looking statement. These factors include, but are not limited to, the following:

•	coronavirus outbreak and any other adverse public health developments;
•	increased competition and potential changes in the competitive and regulatory landscape of the telecommunications industry in the Philippines;
•	our ability to keep pace with disruptive innovations and new and emerging technologies;
•	our ability to maintain and enhance our brands;
•	our reliance on outsourcing and strategic sourcing arrangements, technology vendor contracts and other partnerships and/or joint ventures;
•	growth of the mobile telecommunications industry in the Philippines;
•	our ability to maintain our licenses, franchises and regulatory approvals;
•	applicable laws and regulations;
•	changes in regulations or user concerns regarding the privacy and protection of user data;
•	inadequate handling of confidential information, including personal customer information by our corporate group, contractors and others;
•	legislation and regulation of online payment systems;
•	limitations in the amount of frequency spectrum or facilities made available to us;
•	compatibility of our technologies and frequency bands with those of other mobile service providers;
•	the success of our acquisitions of, and investments in, other companies and businesses, and our ability to fully implement our businness strategy;
•	fluctuations in the market values of our investments;

•	our ability to secure a permanent office building prior to the expiration of the lease-back agreement for the Smart Headquarters;
•	our abiliy to insall and maintain telecommunications facilities and equipment in a timely manner;
•	any cyber-attacks on our network infrastructure and computer systems;
•	actual or perceived health risks or other problems relating to mobile handsets or transmission masts;
•	cable and equipment theft, equipment failures, natural disasters and manmade events;
•	damage to our infrastructure;
•	international geopolitical conflicts;
•	climate change;
•	our ability to finance our business;
•	foreign exchange rate fluctuations;
•	our indebtedness and limitations imposed by our debt covenants;
•	work stoppages, slowdowns or increased labor costs;
•	loss of key personnel or failure to attract and retain highly qualified personnel;
•	pending or future litigation, internal or external investigations and/or disputes;
•	fraud relating to device financing, credit cards, dealers or subscriptions; and
•	other factors described under “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2021, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expense) – net.  Adjusted EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector.  We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS.  Adjusted EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS.  Unlike net income, Adjusted EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows.  We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA.  Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Core Income and Telco Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Meanwhile, telco core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Voyager Innovations Holdings, Pte. Ltd., (“VIH”) losses, asset sales, and accelerated depreciation.  Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with IFRS as an indicator of our performance.  Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairments on non-current assets and non-recurring gains and losses.  We compensate for these limitations by using core income and telco core income as a few of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance.  Such IFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.  A reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2021, 2020 and 2019 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2017, 2018, 2019, 2020 and 2021:

	No. of shares					December 31,
	2021	2020	2019	2018	2017	2021	2020	2019	2018	2017
	(in millions)					(amounts in million Php)
Non-Voting Preferred Stock
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	300	300	300	360	360	360	360	360
Voting Preferred Stock	150	150	150	150	150	150	150	150	150	150
	450	450	450	450	450	510	510	510	510	510
Common Stock	216	216	216	216	216	1,093	1,093	1,093	1,093	1,093
Total	666	666	666	666	666	1,603	1,603	1,603	1,603	1,603

*

On June 8, 2015, the Company issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock, which are currently outstanding.  On January 28, 2020 the Board of Directors authorized and approved the redemption and retirement of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock which were issued in the year 2014, effective May 12, 2020.  In April 2011, the Company issued 370 shares of Series II 10% Cumulative Convertible Preferred Stock, all of which were redeemed by May 11, 2016.

**	Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2017, 2018, 2019, 2020 and 2021:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Php)	(amounts in million Php)
2017	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
2017	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
				76	16,421
2018	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
2018	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
				72	15,556
2019	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
2019	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
				75	16,204
2020	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
2020	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
				78	16,852
2021	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
2021	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
				84	18,150

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2017	76.00	1.51
Regular Dividend – April 6, 2017	28.00	0.56
Regular Dividend – September 8, 2017	48.00	0.95
2018	64.00	1.21
Regular Dividend – April 27, 2018	28.00	0.54
Regular Dividend – September 11, 2018	36.00	0.67
2019	72.00	1.38
Regular Dividend – April 23, 2019	36.00	0.69
Regular Dividend – September 10, 2019	36.00	0.69
2020	77.00	1.60
Regular Dividend – April 3, 2020	39.00	0.89
Regular Dividend – September 4, 2020	38.00	0.71
2021	82.00	1.60
Regular Dividend – April 6, 2021	40.00	0.78
Regular Dividend – September 3, 2021	42.00	0.82

Dividends on PLDT’s common stock were declared and paid in Philippine pesos.  For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments for 2017, and based on exchange rates quoted through the BAP for 2018 to 2021 dividend payments.  See Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

In December 2019, an outbreak of the disease COVID-19, caused by a novel coronavirus (SARS-CoV-2) was first reported to have surfaced in Wuhan, the People’s Republic of China (the “PRC”), later resulting in millions of confirmed cases and hundreds of thousands of fatalities globally, with thousands of confirmed cases and more than a thousand fatalities in the Philippines. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Different variants of COVID-19 have also emerged and reported in many countries around the world.  In August 2021, the Delta variant of COVID-19, which has shorter incubation period became the more dominant variant in the Philippines.  In January 2022, the Philippine health ministry confirmed the local spread of the Omicron variant around the capital region.  The Omicron variant spreads more easily than the original virus that causes COVID-19 and the Delta variant, although it is believed that the Omicron infection generally causes less severe symptoms than prior variants. As at the date of this report, the COVID-19 disease and the different COVID-19 variants have continued to spread globally and remain to be categorized as a global pandemic.

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

On March 8, 2020, Presidential Proclamation No. 922 was issued declaring a State of Public Health Emergency throughout the Philippines due to COVID-19.  In a move to contain the COVID-19 outbreak, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region (“NCR”) effective March 15, 2020. On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a  period of six months from March  17, 2020 (at midnight), unless earlier lifted or extended as circumstances may warrant, and imposed an enhanced community quarantine (“ECQ”) throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant. On March 24, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law, declaring a state of national emergency over the entire country, and authorizing the President of the Philippines to exercise certain powers necessary to address the COVID-19 pandemic. On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020. On May 1, 2020, the Government further extended the ECQ over, among others, certain portions of Luzon, including Metro Manila, until May 15, 2020, while easing restrictions in other parts of the country. On May 11, 2020, the Inter-Agency Task Force of Emerging Infectious Disease (“IATF”) placed high-risk local government units (“LGUs”) under modified ECQ (“MECQ”) from May 16, 2020 until May 31, 2020, where certain industries were allowed to operate under strict compliance with minimum safety standards and protocols. On May 27, 2020, the IATF reclassified various provinces, highly urbanized cities and independent component cities depending on the risk-level. Meanwhile, on May 28, 2020, the Government placed Metro Manila under general community quarantine (“GCQ”), allowing for the partial reopening of certain businesses and public transportation while continuing to limit general movements.

Pursuant to the declaration of the President on August 2, 2020, the NCR and the provinces of Laguna, Cavite, Rizal and Bulacan were placed under MECQ from August 4, 2020 until August 18, 2020. On August 17, 2020, the President placed Metro Manila, Bulacan, Cavite, Rizal, Nueva Ecija, Batangas, Quezon Province, Iloilo City, Cebu City, Lapu-Lapu City, Mandaue City, Talisay City, the municipalities of Minglanilla and Consolacion in Cebu under GCQ. The rest of the country was placed under Modified GCQ (“MGCQ”) effective August 19, 2020. The period of GCQ for Metro Manila was extended until November 30, 2020. On December 1, 2020, by the order of the President, the Executive Secretary issued a Memorandum advising that the President, taking into consideration the recommendations of the IATF, had approved the community quarantine classification of Provinces, Highly Urbanized Cities (“HUCs”), and Independent Component Cities from December 1 to 31, 2020 as indicated therein. Under said Memorandum, all HUCs of the NCR, the Municipality of Pateros, Batangas, Iloilo City, Tacloban City, Iligan City, Lanao del Sur Province, Davao City and Davao del Norte Province were placed under GCQ while the rest of the areas listed thereunder were placed under MGCQ without prejudice to the declaration of localized ECQ in critical areas.

On September 16, 2020, Presidential Proclamation No. 1021 was issued, extending the State of Calamity throughout the Philippines due to COVID-19 for a period of one year effective from September 13, 2020 to September 12, 2021, unless lifted earlier or extended as circumstances may warrant.  On September 3, 2021, the IATF approved the shift in the policy in classifying provinces, HUC, and ICCs for purposes of community quarantine, wherein the new classification framework focuses on the imposition of granular lockdown measures based on an alert-level system (alert level 1 to 4), with each alert level imposing restrictions only on identified high-risk activities.  The NCR was designated as the pilot area of implementation, effective September 16, 2021.  Effective October 20, 2021, the pilot area of implementation of the alert level systems was expanded to selected provinces, HUCs and ICCs outside of NCR.  On November 11, 2021, the IATF approved the nationwide implementation of the alert-level system.

These and other measures have affected and caused disruption to businesses and economic activities, and their impact on businesses continues to evolve.  While the Development Budget Coordination Committee estimates that the Philippines economy will grow by 7% to 9% in 2022 and by 6% to 7% for both 2023 and 2024, there is no assurance that the Philippines economy will grow in pace with this prediction.

The outbreak of COVID-19 and other adverse public health developments, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus and Ebola virus could materially and adversely affect our business, financial condition and results of operations. These may include, temporary closures of our facilities or premises, hospitalizations or quarantine of our employees, delays or suspensions of supplies from our suppliers, especially those located in the PRC, disruptions or suspensions of our operational activities or labor shortages due to restrictions on our employees’ ability to travel, as well as delayed service delivery from our contractors. Although we have taken certain measures to try and minimize the negative effect of COVID-19 on our operations, there is no certainty that such measures will be sufficient or that we will not be required to incur additional expense to address the effect of COVID-19 on our operations. See “Near-term Factors Affecting Our Results of Operations — Measures We Have Taken in Light of the COVID-19 Pandemic”.

As at December 31, 2021, we have incurred additional expenses relating to the purchase of protective equipment for our employees, the disinfection and reconfiguration of company premises, hospitalization and medical expenses for our employees covered by our medical benefits program, the provision of shuttle services for employees with no private transport and donations to various non-profit institutions, among others.  In addition, we reconfigured our network to adjust for geographical and usage shifts during the pandemic.  In 2021, total expenses related to our COVID-19 measures amounted to Php942 million.  See “Near-term Factors Affecting Our Results of Operations — Measures We Have Taken in Light of the COVID-19 Pandemic” and See “Near-term Factors Affecting Our Results of Operations — Impact of COVID-19 Outbreak on our Operations”.

While we were not significantly affected by COVID-19 in 2021 and have benefited from the increased demand for our wireless and fixed line products and services, particularly our data and broadband offers, as people forced to stay at home during community quarantines adopted web-based collaboration tools, distance learning, online shopping, e-payment and e-health services, among others, we cannot predict whether this increase in business activity will continue after the end of the pandemic.

In light of the evolving nature of COVID-19 and the uncertainty it brings globally, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within the countries in which we operate, the timeliness of vaccine procurement and inoculations, the prevalence of local, national and international travel restrictions, the impact on capital and financial markets and on the U.S. and global economies, foreign currencies exchange, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. To the extent the COVID-19 pandemic continues to materially and adversely affect our business, results of operations and financial condition, it may also have the effect of heightening many of the other risks described in these “Risk Factors”. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, results of operations, and financial condition.

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

Increasing competition among existing telecommunications services providers, as well as competition from new competitors, could materially and adversely affect our business and prospects by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services. Competition in the mobile telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference, while competition in the fixed line side, particularly in the fiber home broadband space, is now more active as well. Vital investments in capacity and coverage expansion may continue to increase our capital expenditures.

The mobile telecommunications industry has undergone a period of aggressive competition where mobile operators have attempted to grow market share, especially in light of a maturing voice and short messaging service (“SMS”) market. Competition has since shifted to data, where competition remains active, but more focused on ability to provide good customer experience instead of price.  Our principal mobile competitor, Globe, which began to participate more actively in the home broadband segment, via their fixed wireless home broadband service, has announced a strategic pivot to invest in and offer fiber home broadband.  In addition, Converge ICT Solutions, Inc. (“Converge”), a pure fixed line broadband operator, has made inroads in the underpenetrated fiber home broadband space.

Meanwhile, Dito Telecommunity Corporation (“Dito”), the third major mobile player operated by a consortium consisting of Udenna Corporation, Chelsea Logistics Corporation and Infrastructure Holdings Corp. and China Telecommunications Corporation (together, the “NMP Consortium”) began its operations in June 2019 upon receiving a permit to operate after its chairman, Dennis Uy, was awarded the Certificate of Public Convenience and Necessity (“CPCN”) from the NTC. In October 2019, Dito entered into agreements with Sky Cable and LCS Holdings, Inc. (“LCS Group”), pursuant to which Dito will lease the telecommunications towers that the

LCS Group is building across different regions in the Philippines and use Sky Cable’s unused fiber-optic cables in Metro Manila.

Dito announced the launch of its commercial operations on March 8, 2021, with the initial launch limited to 15 cities in the Visayas and Mindanao area, and subsequently launched its services in the NCR (including Metro Manila) in May 2021.  Dito is currently available in over 500 cities and municipalities in the country, with more than 4,100 towers, and 83,000 sales touchpoints nationwide.  To level-up the subscriber experience, Dito rolled out next-generation features (Auto Pay and Advance Pay) offering discounts and data incentives for resubcscriptions. Dito reached seven million subscribers in March 2022, and are less than 300 towers away from covering 70% of the population.

Developments in law, regulations and/or Government initiatives may increase competition and cause us to lose customers. In 2017, as part of its push to encourage competition within the telecommunications industry, the Philippine Government introduced various measures to facilitate and enable the operations of new players, including a tower sharing policy, mobile number portability (“MNP”), the removal of mobile interconnect charges and the lifting of foreign ownership restrictions on telecommunication companies. In 2019, Smart, Globe and Dito established a joint venture company, Telecommunications Connectivity, Inc. (“TCI”), to enable number porting services in line with the Government’s MNP initiative, which was launched on September 30, 2021. TCI enables a customer to retain his/her mobile number when he/she moves from one mobile service provider to another or when he/she changes the type of mobile subscription from postpaid to prepaid or vice versa. This ability to retain one’s mobile number when switching between service providers further incentivizes our customer to switch away from us. The loss of customers due to such developments would adversely affect  our business, financial condition and results of operations. Meanwhile, as customers who switch away from us retain their mobile numbers, the mobile number prefixes which used to be exclusive to our subscribers will no longer be exclusive, and such loss may result in the dilution of the premium nature of our brand. We cannot guarantee you that in the future, there will not be similar changes in law, regulations or Government initiatives that may incentivize customers to switch away from us.

In the fixed line business, we are also seeing increased competition from Globe and Converge. Converge, in particular, has been aggressively expanding its network. In September 2019, it raised U.S.$250 million to help finance its plan to build a U.S.$1.8 billion nationwide internet backbone in addition to its plan to construct a domestic submarine cable with 20 landing stations across the Philippines. As of December 31, 2021, Converge has 1.7 million subscribers and has laid 103,000 kilometers of fiber backbone passing through 495 cities and municipalities throughout the country, and is set to invest around Php28 billion for further expansion.  It has also more than double its net income due to aggressive penetration in Visayas and Mindanao. Globe, on the other hand, has indicated a shift in its home broadband strategy from offering fixed wireless to building and offering more fiber connections.  Furthermore, Globe has also ventured into the data center space.  To scale up capacity and capability in the data center space, Globe has entered into a joint venture partnership, with the potential to expand to 100-megawatts capacity in the medium to long term.

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

We have started rolling out 5G radios in our base stations which are able to support customers’ 5G handsets. We are also conducting pilot tests of 5G equipment from several equipment vendors as standards for 5G technology continue to evolve. We are dependent on the availability of 5G network equipment and software, as well as 5G-capable devices such as handsets and modems before we can roll out commercial services and generate revenues.  A delay in the release of reasonably-priced 5G handsets could negatively impact the mass acceptance of 5G services among our customers and our ability to monetize these investments, which in turn could adversely affect our growth prospects.  Furthermore, a 5G rollout by other operators would introduce another area of competition and could consequently impact our business.

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

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines. As a result, we depend on the continued development and growth of the mobile telecommunications industry in the Philippines. We believe the mobile penetration rate in the country, however, reached approximately 145% as at December 31, 2021, based on the number of SIM cards issued, and the industry may well be considered mature insofar as services such as SMS and domestic voice are concerned.

Data has emerged as the key driver for revenues. However, further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, alternative means of access, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or slow down its growth, could materially harm our business, results of operations, financial condition and prospects.

The licenses, franchises and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendment to the Public Service Act

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

In February 2022, the Philippine Congress approved the proposed amendments to the Public Service Act, which no longer considers telecommunication companies as “public utilities” but as “public service with critical infrastructure”.  Under such amendments, telecommunication companies would no longer be subject to the 40% foreign ownership restriction under the Constitution, subject to reciprocity rules.  While such an amendment would increase our access to foreign capital, it may also allow foreign nationals to make significant investments in other telco operators that can compete with us.  The bill proposing amendments to the Public Service Act was signed by the President on March 21, 2022.

While we believe that PLDT is still in compliance with the requirements of the Constitution as at the date of this report, we cannot assure you that subsequent changes in law or additional litigation would not result in a different conclusion.  Moreover, the required implementing rules to the amendments have not yet been released by the pertinent government agency on this matter and the details and impacts of such amendments on our business and the telco industry in general remains uncertain.

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

Failure to comply with public ownership requirements under Republic Act No. 7925 or the Public Telecommunications Policy Act of the Philippines

The Philippine Congress may revoke, or the Solicitor General of the Philippines may file a quo warranto case against Smart and DMPI to revoke, the franchise of Smart and DMPI for their failure to comply with Section 21 of Republic Act No. 7925, which requires a telecommunications entity providing regulated services to make a public offering of at least 30% of its aggregate common stocks.  See Item 4. “Information on the Company – Material Effects of Regulation on our Business” for further discussions.  However, on May 19, 2017, Republic Act No. 10926 took effect and effectively extended the legislative franchise of Smart.  The law contains a provision which provides an exemption from such public listing requirement if the grantee is wholly-owned by a publicly listed company with at least 30% of its authorized capital stock is publicly listed.  As Smart is a wholly-owned subsidiary of PLDT, a publicly listed company, Smart is not required to offer any of its shares to the public under Republic Act No. 7925.

Nonetheless, we cannot assure you that none of our franchises, permits or licenses will not be revoked in the future.  Any such revocations could have a material adverse effect on our business, financial conditions or prospects.

Our business is significantly affected by laws and regulations, including regulations in respect of our service rates, taxes and antitrust laws.

The NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services and is responsible for granting a long-term license called a CPCN. PLDT has obtained CPCNs for its international gateway facility, local exchange carrier, cellular mobile telephone services and interexchange carrier services. While CPCNs are typically co-terminus with the term of a public utility’s franchise, the NTC may amend certain terms of a CPCN, or revoke a CPCN for a cause, subject to due process procedures. The exercise of regulatory power by regulators, including monetary regulators, may be subject to review by the courts upon the filing of appropriate actions by the affected parties.

We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction of our total revenues or profitability. The NTC could amend applicable regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers.  In addition, any future expansions in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could have a material adverse effect on our growth and prospects. The occurrence of any of the foregoing could impose substantial costs on us, cause interruptions or considerable delays in the provision, development or expansion of our services, or materially reduce our revenues and profitability. There is no assurance that the regulatory environment will support increases in our business and financial activity.

We are subject to a number of national and local taxes, and regulatory fees imposed by LGUs through their respective ordinances.  We cannot assure you that we will not be subject to new, increased and/or additional taxes or that we would be able to pass on such additional expenses to our customers. See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

In particular, PLDT is currently involved in a litigation with the Philippine Competition Commission (the “PCC”), relating to PLDT’s investments in Vega Telecom Inc., Bow Arken Holdings Company and Brightshare Holdings, Inc. (collectively, the “SMC Transactions”).  Although the Court of Appeals (the “CA”), among other things, compelled the PCC to recognize the SMC Transactions as having been deemed to be approved by operation of law, the CA held that the deemed approved status of the SMC Transactions does not, however, remove the power of the PCC to conduct post-acquisition review to ensure that no anti-competitive conduct was committed by the parties. The CA’s decision is on appeal with the Supreme Court and is not final and executory.  An adverse judgment could materially and adversely affect our business and outlook. See Note 11 – Investments in Associates and Joint Ventures – In the Matter of the Petition against the PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Legislations such as Republic Act No. 10173 and its implementing rules and regulations (the “Data Privacy

Act”) aim to protect individual privacy. The rules apply to the processing of personal data in the public and private sectors, as well as to acts done or practices engaged in, in and outside of the Philippines under certain conditions. In 2021, the NPC has pivoted towards more enforcement actions as more privacy violations come to light and SMS phishing scams become more prevalent.  Personal data breaches and other controversies relating to the unauthorized processing of personal data both within the Philippines and abroad continue to be a concern for consumers.  Provisions in the Data Privacy Act on the Rights of Data Subjects and the NTC issuances under Memorandum Circular No. 05-07-2016 and NTC Memorandum Circular No. 05-06-2007 on the rights of the subscriber on record to their data and call data records highlight PLDT’s statutory obligation to be able to furnish complete and correct data to its users upon their request. These developments lead to an increased impetus on PLDT’s part to not only ensure compliance with the Data Privacy Act and similar laws, rules and regulations but also to meet industry best practices and customer expectations on data protection.

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

In addition, various foreign legislative or regulatory bodies continue to enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users. For instance, in May 2018, the General Data Protection came into force in the European Union and European Economic Area countries. In the United States, more and more states are adopting their own privacy and data protection legislation.  Transfers of personal data across jurisdictions also continue to be a concern.  For instance, in July 2020, the Court of Justice of the European Union in the case, Data Protection Commissioner v Facebook Ireland Ltd, Maximilian Schrems and intervening parties, Case C-311/18 (also known as “Schrems II”) on the invalidation of the EU-US Privacy Shield, indicate that prevailing arrangements on international data transfers may be subject to change as a result of court decisions in different jurisdictions.  In the Philippines, proposed amendments to the Data Privacy Act have been filed with the Congress of the Philippines. In general, the amendments focus on a review of the penalties for criminal offenses, as well as the authority of the NPC to levy fines for administrative offences. Since stakeholders, including telecommunications service providers, have significant interest in these amendments, it is likely that the amendments will only be approved by the Philippine Congress after a lengthy period of solicitation of public opinion and discussion.

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

Despite having adopted stringent policies on employee sanctions to deter employee non-compliance of the Data Privacy Act, in 2021, the PLDT Group had four personal data breaches that met the Data Privacy Act’s requisites for mandatory reporting to the NPC and notice to affected data subjects.  The reported incidents resulted primarily from failure of PLDT personnel to follow PLDT’s data privacy and information security policies.  While the PLDT Group periodically conducts compliance audits and regularly holds privacy and information security training and awareness campaigns, it cannot guarantee that similar personal data breaches resulting from failure of personnel to comply with PLDT policies will not occur in the future.  Such breaches could result in litigation and/or regulatory actions and penalties against us, and adversely impact on our business operations and financial conditions.

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

As growth slows or reverses in our traditional fixed line and mobile businesses, and as part of our strategy to grow other business segments, we make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. The success of our acquisitions and investments depends on a number of factors, such as:

•	our ability to identify suitable opportunities for investment or acquisition;
•	our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;
•	the extent to which we are able to influence or exercise control over the acquired or investee company;
•	the compatibility of the economic, business or other strategic objectives and goals of the acquired or investee company with those of the PLDT Group, as well as the ability to execute the identified strategies in order to generate fair returns on the investment; and
•	our ability to successfully integrate the acquired company or business with our existing businesses.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies.  For example, we hold an investment in VIH, an important player in the financial technology space and an integral part of our digital payments ecosystem. In accordance with IAS 28, Investments in Associates and Joint Ventures, we account for our investment in VIH using the equity method, whereby we recognize our proportionate share of VIH’s losses, which amount to Php2,237 million and Php2,392 million for the years ended December 31, 2021 and 2020, respectively. Credit ratings and the value of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

Our operations and financial conditions may be negatively affected if we fail to secure a permanent office building prior to the expiration of the lease-back agreement for the Smart Headquarters.

On October 5, 2020, PLDT signed an agreement for the sale of Smart’s headquarters, which also included a lease-back agreement with the buyer, pursuant to which we are permitted to continue occupying the building for no more than five years.  If we fail to find a suitable alternative office space or adopt an acceptable office set-up (e. g., work from home or hybrid arrangements) prior to the expiration of the lease-back agreement, we may need to negotiate the extension of the lease-back agreement.  There is no assurance that we will be able to extend the lease-back agreement on reasonable terms, or at all.  Any relocations could disrupt our business operations.  Any of the foregoing events could materially and adversely affect our business operations and financial conditions.

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

Our business requires the regular installation of new telecommunications transmission and other facilities and equipment, and the regular maintenance of such facilities and equipment, which are continually being undertaken. The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

•	shortages of equipment, materials and labor;
•	delays in the issuance of national and local government building permits;
•	work stoppages and labor disputes;
•	interruptions resulting from man-made events (e.g., sabotage), outbreak of epidemics, pandemics or other public health crises, inclement weather and other natural disasters;
•	rapid technological obsolescence;
•	inability of vendors and/or suppliers to deliver on commitments;
•	unforeseen engineering, environmental and geological problems; and
•	unanticipated cost increases.

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

•

The infrastructure underpinning the digitalization of consumer and enterprise services has become more complex. In order to enhance work efficiency, we allow our employees to work away from the office. This means giving employees cloud access to collaboration platforms and controlled remote access to pre-identified operational systems on their personal devices, such as mobile phones and workstations. Given the large number of points of access to our internal network, we need to constantly improve our cyber infrastructure and implement more sophisticated tools to protect it from attacks, as well as raise employee awareness and vigilance regarding cyber risks;

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

Our Cyber Security Operations Group (“CSOG”) continues to address cyber threats and attacks.  In 2021, we blocked 5.7 billion access to malicious sites by our customers and employees; detected and prevented 46,000 high-risk endpoint activities; responded to more than 5.7 billion incidents in our corporate structure; mitigated 3,500 DDoS attacks, blocked 10.4 million attacks to our corporate websites; blocked unauthorized access from 4,400 unmanaged devices, blocked 154,000 URLs linked to child sexual abuse and exploitation materials (“CSAEM”) and secured 338.2 million business emails, 193.8 million of which contained malicious threats like spam emails, viruses, malware and invalid recipients.

In addition to protecting our internal infrastructure and platforms, our CSOG continues to safeguard our subscriber base by preventing it from falling victim to cyberattacks, such as malware and phishing. With the upsurge in demand for bandwidth and digital services during the COVID-19 outbreak, there has been a corresponding increase in cyber threat activities, mainly in the form of phishing emails, malware websites and download ransomware, all of which use information regarding COVID-19 as a bait.

On their own and taken as a whole, these incidents did not cause any material financial, legal, reputational or regulatory impact to the Company, nor did they cause any material disruptions to our business operations. However, as cyberattacks have become a persistent global and domestic threat, we cannot assure you that we will be able to successfully prevent all forms of cyber intrusions. Any successful attack on our infrastructure could result in legal and/or regulatory liabilities, disruptions to our business operations, damage to our reputation, and financial losses.  While we maintain cyber insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.

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

Cable and equipment theft, equipment failures and man-made events may materially and adversely affect our operations.

Theft of telecommunication cables, major equipment failures, and man-made events, such as terrorist acts or other similar or related contingencies, could adversely affect our wired and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our customer account support and information systems, or our employee and business records, and could in turn have a material adverse effect on our operations.

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

International geopolitical conflicts may materially and adversely affect our business.

Our business operations may not be insulated from the effects of international conflicts.  The occurence of an international conflict or an escalation in the intensity of such conflict may affect the global economy, including impacting the supply and prices of energy, food and other critical commodities.  In addition, it may affect the global supply chain, consequently affecting vendor delivery.  It may also impact the capital and financial markets, foreign currencies exchange, investments, and governmental or regulatory orders, which in turn, may impact our business.

Climate change could increase the impact of natural disasters and environmental legislation and regulations on our operations.

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. The ongoing global climate change may exacerbate the severity and frequency of natural disasters. The rising intensity and frequency of storms, heatwaves and earthquakes could increase the likelihood of damages to our infrastructure and failures of our wired and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. Furthermore, climate change and severe weather conditions could also affect and disrupt our supply chain, resulting in delays in the delivery of our supplies.  The increase in the likelihood of damages to our infrastructure and disruptions in our supply chain as a result of natural disasters could have a material adverse impact on our operations.

In light of heightened awareness on climate change globally, the Philippine Government could introduce new and more stringent environmental legislation and regulations.  If such legislation or regulations are enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply.  We cannot guarantee that we will at all times be in compliance with any new environmental legislation and regulations.  The failure to comply with new environmental legislation and regulations could have a material adverse impact on our operations and financial conditions.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment.  Our consolidated capital expenditures, reflecting gross additions to property and equipment totaled Php88,983 million, Php71,904 million and Php72,871 million for the years ended December 31, 2021, 2020 and 2019, respectively.  We currently estimate that our consolidated capital expenditures in 2022 will be between Php76 billion to Php80 billion.  In 2022, we will prioritize projects that support the growing demand from our customers, enhance our ability to deliver superior customer experience, and help corporate customers revive their businesses.

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

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos, with 19% of revenues denominated in U. S. dollars.

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

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by 24% from a high of Php41.08 for 2012 to Php50.97 as at December 31, 2021 and further depreciated to Php51.385 as at February 28, 2022.  We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

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

Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of IFRS at relevant measurement dates, principally at the end of each quarter period. In addition, PLDT’s bonds contain covenants that limit our ability to take certain actions.

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are the poor operating performance of PLDT and its subsidiaries, the depreciation of the Philippine peso relative to the U.S. dollar, the impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including the issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, the depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, the increase in reference interest rates, and general market conditions. Of our total consolidated debts, approximately 16% was denominated in U.S. dollars as at December 31, 2021. Considering our consolidated hedges and dollar cash allocated for debt, the unhedged portion of our consolidated debt amounts was approximately 5%, as at December 31, 2021, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

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

As at February 28, 2022, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.2% in PLDT’s outstanding common stock (representing 33.8% of our overall voting stock).

Additionally, all of PLDT’s shares of voting preferred stock, which represent 41% of PLDT’s total outstanding shares of voting stock as at February 28, 2022, are owned by a single stockholder, BTF Holdings, Inc. (“BTFHI”).

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

As at December 31, 2021, PLDT has three employee unions, representing in the aggregate 9,053 employees, or 48%, of the employees of the PLDT Group.  This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability.  For instance, PLDT experienced significant charges from its manpower rightsizing program in 2019, 2020 and 2021, mainly incurred in the fixed-line business.  Each of our different employee groups require separate collective bargaining agreements. If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if PLDT were to experience widespread employee dissatisfaction, PLDT could be subject to collective bargaining deadlocks, strikes, work slowdowns or stoppages. Any of these events would be disruptive to our operations and could have a material adverse effect on our business.

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

Further, a national general elections will be held on May 9, 2022 for various national and local positions, including the presidency.  We cannot assure you that the political environment in the Philippines will be stable or that the current or the incoming administration will adopt economic policies that are conducive to sustained economic growth  or which do not materially and adversely impact the current regulatory environment for the telecommunications and other companies. An unstable political or social environment in the Philippines could negatively affect the general economic conditions and business environment in the Philippines which, in turn, could have a material and adverse impact on our business, financial position and financial performance.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. However, in 2013, the Philippines’ credit ratings were upgraded to investment grade by Moody’s, (Baa3, stable) SP Global (BBB-, stable) and Fitch (BBB-, stable).  Subsequently, Moody’s, S&P, and Fitch announced improvements in the Philippines’ credit ratings of Baa2, BBB+ and BBB, respectively.  In May 2021, S&P affirmed its rating of BBB+, with stable outlook, with the expectation that the domestic economy will achieve a healthy economic recovery.  In July 2020, Moody’s affirmed its rating of Baa2 with a stable outlook.  In July 2021, Fitch affirmed its rating of BBB, but revised its outlook to ‘negative’ due to increasing risks to the credit profile from the impact of the pandemic and policymaking for health response.

The Philippine Government’s credit ratings directly affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, S&P, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, on the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and on the interest rates and other commercial terms at which such additional financing is available.

Item 3A.	[Reserved]
Item 4.	Information on the Company

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

As at December 31, 2021, we serve 78.8 million users through the provision of mobile, fixed line and data services. In addition to the business segments discussed above, PLDT has found it beneficial to view its business from a customer-served perspective. Accordingly, we also assign metrics along the following marketing verticals: individual, home, enterprise and international customers.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

Our three business units are as follows:

Wireless.  Our wireless business focuses on driving growth in our data services while managing our legacy business of voice and SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) MVNO and other services.

Fixed Line. We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients. Our fixed line business group offers data, voice and miscellaneous services.  We also provide other fixed line services such as data center, cloud, cyber security services and managed information technology through PLDT’s subsidiary, ePLDT Inc. (“ePLDT”).

Others. Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in VIH and Multisys.

We had a market capitalization of approximately Php391,493 million, or US$7,681 million, as at December 31, 2021.  We had total revenues of Php193,257 million, or US$3,792 million, and net income attributable to equity holders of PLDT of Php26,367 million, or US$517 million, for the year ended December 31, 2021.

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

RECENT DEVELOPMENTS

Prescription of Redemption for Series A to FF Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  The Trustee would continue to hold the

Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account should be returned to PLDT and revert to its general funds, and PLDT’s corresponding obligations to pay the trust amounts would prescribe.

On January 20, 2022, the Trustee returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million.  As PLDT’s obligations to pay the trust amounts has also prescribed, the amount of unclaimed Trust Account that RCBC returned to PLDT is recognized as income in 2022.  We will report this transaction as part of non-telco core income in our 2022 financial results.

STRENGTHS AND STRATEGIES

Strengths

We believe our business is characterized by the following competitive strengths:

•

Exposure to Large and Attractive Markets.  Our mobile data services and home broadband services provide exposure to significant growth potential.  As data adoption continues to grow with greater smartphone ownership, with around 60% of our mobile subscribers being active data users, as at December 31, 2021, we believe that demand for mobile data will continue to grow significantly.  Meanwhile, the home broadband market is still underpenetrated at approximately 20%.  This is significantly lower than the average in other Asian countries with similar income levels, indicating significant growth potential.  In addition, the COVID-19 pandemic and the resulting community quarantine measures have generated substantial demand for connectivity services, and in particular, home broadband services, in light of Government-imposed work from home and home schooling arrangements.

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

•

Diversified Revenue Sources.   We have a diverse portfolio of business lines across our wireless and fixed line business segments, serving a wide spectrum of customer segments, including individuals, households and enterprises.  Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), home broadband, MVNO and other services.  The revenues from data services, particularly mobile data services, have increased steadily over the past several years.  Our fixed line business derives service revenues from data/broadband, voice (local exchange, international and domestic services) and miscellaneous services.  The revenue contributions from our home broadband, corporate data, leased lines and information and communication technology services account for the bulk of the fixed line revenues, as at December 31, 2021.

•

Innovative Products and Services.   We recently launched a suite of products under the “Giga Life” brand platform, comprised of Giga videos, Giga games, Giga stories and Giga work, which enable customers to select a mobile plan that suits their passions and priorities.  PLDT has continued to innovate in the enterprise business and corporate data services segment, providing business solutions as well as connectivity, including data center services, cyber security services, cloud services, managed IT services and various other IT solutions, and more recently, launching the Philippines’ first carrier-grade cloud infrastructure.  Recognizing the potential of the hyperscaler market, the PLDT Group will construct its 11th data center, whose capacity is expected to be greater than that of its 10 existing data centers combined.  We also create and launch platforms, services and solutions for emerging markets in the area of digital financial services through our associated companies, VIH, PayMaya and Maya Bank, which was awarded the sixth and last digital banking license in 2021.

•

Strong and Experienced Management Team and Key Strategic Relationships.  Our senior management combines decades of deep expertise in the telecommunications industry with diverse backgrounds in different industries, including banking, utilities, infrastructure and venture capital.  We continue to refresh our talent pool with new hires from the OTT space, among others.  In addition, we have important strategic relationships with First Pacific, NTT DOCOMO and NTT Communications.  We believe the technological support, international experience and management expertise made available to us through these strategic relationships will enable us to enhance our market leadership and provide/cross-sell a wider range of products and services.

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

•

Maintain a Strong Financial Position. We are focused on growing profitably and continually seek to complement our revenue growth with more effective cost management and enhanced productivity where possible.  Our management strives to achieve an optimal capital structure by maintaining healthy capital ratios and strong credit ratings.  We have a well spread out debt maturity profile, with 63% of debt maturing after 2026.  We also have in place a dividend payout policy of 60% of core telecommunications income to ensure we maintain sufficient reserve funds to invest in the continued growth of our data traffic and in adjacent businesses.  We intend to maintain healthy liquidity on our balance sheet, with our cash and short-term investments generally being maintained at a minimum of US$500 million.

BUSINESS OVERVIEW

As at December 31, 2021, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

Our wireless business focuses on driving growth in our data services while managing our legacy business of voice and SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet using smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices.

We provide (i) mobile services, (ii) fixed wireless broadband services, and (iii) MVNO and other services, through our wireless business, with mobile services contributing 97% of our 2021 wireless service revenues, and fixed wireless broadband and MVNO and other services contributing the remaining 3% of our 2021 wireless service revenues.  Mobile data usage has surged in the past several years and now accounts for 73% of our mobile service revenues.  Wireless revenues, gross of intersegment transactions, contributed 55% of our consolidated revenues in 2021 as compared to 58% and 57% for the years ended December 31, 2020 and 2019, respectively.

Our mobile services, which accounted for 97% of our wireless service revenues for the year ended December 31, 2021, are provided through Smart and DMPI with 71,221,952 total subscribers as at December 31, 2021 as compared to 72,933,839 total subscribers as at December 31, 2020, and 73,118,155 total subscribers as at December 31, 2019, representing an estimated combined market share of 45%, 49% and 44% as at December 31, 2021, 2020 and 2019, respectively, based on corporate public disclosures.

Our mobile revenue market share had eroded due to the combined impact of aggressive price competition and the consequent loss of subscribers.  This was exacerbated by our larger proportion of legacy revenues from SMS and international voice relative to competition, which offset growth in our mobile data revenues.  We believe that mobile penetration in the Philippines increased to approximately 145% in 2021 from 138% in 2020, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2021, approximately 97% of our mobile subscribers were prepaid service subscribers.  The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

Our mobile internet revenues, which primarily consist of our mobile data service revenues, increased by Php3,993 million, or 6%, to Php66,320 million in 2021 from Php62,327 million in 2020 primarily due to the increase in video streaming, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships.  Migration initiatives also resulted in higher number of LTE and 5G device and data users.  Our mobile internet revenues contributed 94% and 93% of our mobile data service revenues in 2021 and 2020, respectively.

Mobile data traffic on Smart’s network grew from 5,944 Terabytes per day in December 2019 to 9,218 Terabytes per day in December 2021, an increase of more than 50% of 2019 level.  Mobile data traffic on Smart’s network increased from 1,612 petabytes in 2019 to 2,881 petabytes in 2020 and to 3,337 petabytes in 2021, more than two times compared to 2019.  Conversely, mobile broadband revenues, which are derived from the use of pocket internet and other similar mobile broadband devices, decreased by Php374 million, or 12%, to Php2,797 million from Php3,171 million in 2020.

In March 2021, PLDT’s Prepaid Home WiFi (“PHW”) subscribers were transferred to Smart to consolidate our fixed wireless services under Smart. Our fixed wireless broadband service revenues reached Php2,889 million in 2021 with 955,633 subscribers.

Smart’s wireless networks provide extensive voice and broadband coverage in the Philippines, covering substantially all of major metropolitan areas and most of the other population centers in the Philippines.  Our low spectrum band resources (700MHz, 850MHz and 900MHz) are primarily used to provide coverage whilst higher spectrum bands (1800MHz, 2100MHz, 2300MHz, 2600MHz and 3500MHz) provide coverage and additional capacity.  Our wireless broadband network supports HSPA+, LTE-Advanced and 5G to provide an improved data experience for our customers.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019
Systemwide mobile subscriber base	71,221,952	72,933,839	73,118,155
Prepaid	69,205,731	70,779,021	70,721,789
Postpaid	2,016,221	2,154,818	2,396,366
Fixed Wireless Broadband subscriber base(1)	955,633	52,415	6,098
Growth rate of mobile subscribers
Prepaid	(2%)	—	22%
Postpaid	(6%)	(10%)	3%
Growth rate of Fixed Wireless Broadband subscribers	1,723%	760%	(47%)
(1)	Includes PHW beginning 2021.

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

Smart continued its brand campaigns to boost data usage, at the same time enhancing connectivity with the aggressive roll-out of 5G sites. In line with this, Smart introduced Giga 5G, Unli Giga, and Giga Power data-packed promos for mobile prepaid services during the year.  In 2021, we also launched the Smart Bro Rocket SIM for the heavy wireless broadband users.

•	Postpaid

Smart Postpaid offers Signature plans with data priority powered by Smart LTE.  Smart Signature subscribers receive real-time billing and usage alerts on Giga Life app and has access to exclusive rewards and events and the latest smartphones.

Smart Signature Data Plans are set of Signature Plans specifically tailored for pure data usage fit for online productivity needs.  The plans come with bigger data allocation and are bundled with Smart’s broadband devices.

In 2021, Smart launched its postpaid Signature Plans+, a postpaid line that features unlimited 5G access.

Fixed Wireless Broadband Services

Prepaid Home WiFi

Prepaid Home WiFi (“PHW”) is a wireless internet service introduced to address the growing demand for affordable home broadband in the Philippines.  It is a plug-and-play device powered by Smart’s network that can simultaneously connect multiple WiFi-capable devices.  Smart recently launched its first prepaid 5G Home Router, the Smart Bro Home WiFi 5G that can connect up to 10 WiFi-enabled devices with a fiber-like speed of Smart 5G.

Our wireless business held steady in 2021 despite limited mobility brought about by pandemic restrictions and increased competition. Wireless revenues are driven and influenced by the following key metrics: (i) growing data users and usages; (ii) mobile network quality and continuous roll-outs and (iii) strategic brand building campaigns and product innovations.

(i)	Growing data users and usages

Our active data users reached 42.6 million as at December 31, 2021, while mobile data traffic as at

December 31, 2021 increased to 3,337 petabytes, higher by 16% from 2020. Data traffic on Smart’s 5G network grew significantly in the fourth quarter of 2021, increasing by over 33 times as compared to the fourth quarter of 2020. This growth was driven by aggressive 5G network roll-outs and 5G product offerings.

Meanwhile, our fixed wireless subscriber base has grown to approximately one million subscribers as at December 31, 2021.

(ii)	Mobile network quality and continuous roll-outs

Smart has around 7,200 5G sites and 38,600 4G/LTE sites to sustain the growing data usages of our subscribers nationwide.  Smart reasserted its dominance as the fastest 5G mobile network in the Philippines in the second half of 2021, based on the latest report by Ookla®, the global leader in mobile and broadband network intelligence. Smart swept the Ookla® Speedtest Awards in all the quarters of 2021.

Furthermore, Smart won in all seven categories of the first 5G Experience Report for the Philippines by independent mobile analytics firm Opensignal, and Germany-based international internet testing organization, umlaut, also recognized Smart as “Best in Test” award in 2021 for delivering the Philippines’ best-rated broadband coverage, user download experience and latency experience.

(iii)	Strategic brand building campaigns and product innovations
a.	Aggressive 5G handset and usage offers

To further stimulate and maximize the customer experience on 5G network, Smart offers various plans bundled with 5G capable handsets. Furthermore, Unli 5G offers for prepaid brands were also introduced in 2021, which enable the subscribers non-stop data access with no data capping or speed-throttling at selected Smart 5G-covered areas.

b.	Launch of Smart Bro Rocket SIM

Smart launched its Smart Bro Rocket SIM in August 2021 to cater to the needs of subscribers who need shared broadband connectivity or simply to power high-draw devices such as laptops but with the flexibility provided by wireless mobility for work or study from anywhere applications.  This drove the growth in mobile broadband in the second half of 2021.

c.	GigaLife app

Brand building and customer engagement hit new strides with GigaLife, Smart’s mobile app which enables Smart subscribers to manage their accounts and enjoy exclusive offers and special promotions such as GigaMania and GigaDays.  Other features and integrations also enhance further the customers’ digital lifestyle.  GigaPay enables digital payments by allowing users to link their PayMaya wallet for in-app transactions such as buying load, subscribing to promos, and paying bills. GigaPlay provides exclusive content experiences on the Smart network, giving users access to the NBA, PBA, K-pop concerts, Korean dramas, pay-per-view films and variety shows.  GigaPlay will continue to expand its content library and will be streaming the UAAP games live starting March 2022.  With its integrated rewards platform GigaPoints, customers can convert points earned into data offers, products and devices.

The GigaLife App has acquired over 10 million users in less than two years. According to App Annie, a leading global provider of mobile data and analytics, the GigaLife App is the most downloaded network management app in 2021.

Rates for wireless services

Smart prepaid data, call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT prepaid cards are sold in denominations of Php50, Php100 and Php300.  Our eLoad’s over-the-air reloads, which ranges from Php5 to Php1,000 are available through the Giga Life app, Smart and PLDT online stores, e-wallet providers such as PayMaya, e-commerce platforms such as Lazada and Shoppee and via Smart eLoad retailers nationwide.  The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and the DICT.

The Giga suite of products, such as Giga Video, Giga Games, Giga Stories, Giga Music, Giga Pro,

Giga Study, Giga Work and Giga K-Video, plus the newest Giga Power, Giga 5G and Unli Giga, offer a selection of specially customized packages that are easily accessible and identifiable, designed with the help of extensive data analysis.  Giga offers are priced from Php50 to Php999.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  We consider a prepaid mobile subscriber inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

Smart postpaid “Signature” plans were further enhanced to provide higher data allocations with Unli 5G promo for 6 months, unlimited texts and calls to to all networks including landline in the form of small, medium, large and extra-large plans, ranging from Php599 to Php2,499.  These fixed monthly plans alleviate concerns of unwanted charges.

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

Smart Enterprise Postpaid is a mobile plan comprised of data, voice, and short message services, with a built-in data bill-cap feature that automatically protects the subscriber from unwanted excess charges up to Php2,500.  Postpaid plans may be availed with or without a device bundle at a fixed monthly subscription, defined by a standard contract period.

For international roaming, we offer various data roaming packages such as GigaRoam with up to 100GB for 10 days on popular travel destinations like Japan, South Korea, Thailand, Saudi Arabia, USA and many more.  Data roaming plans ranges from Php150 to Php9,999, and are open to both prepaid and postpaid subscribers.

In compliance with NTC Memorandum Circular No. 03-06-2019 or the Rules and Regulations Implementing Republic Act No. 11202 otherwise known as the “Mobile Number Portability Act”, starting on January 2, 2020, the interconnection rate for mobile was reduced from Php0.50 per minute to Php0.00 per minute for domestic calls and from Php0.05 per message to Php0.00 per message for SMS.

Our PHW bundles start at Php795 with free 10GB open access data valid for seven days, while the introductory price of the latest Smart Bro Home WiFi 5G is at Php15,995 with 20GB open access data valid for seven days and connectivity of up to 10 devices.

Fixed Line

We believe we are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients.  Our fixed line business group offers (i) data services; (ii) voice services and (iii) miscellaneous services.

We had 3,619,372 fixed line subscribers as at December 31, 2021, an increase of 576,557, or 19%, from 3,042,815 fixed line subscribers as at December 31, 2020, while our fixed line broadband subscribers increased by 693,284, or 30%, to 2,966,886 as at December 31, 2021 from 2,273,602 as at December 31, 2020.  Revenues, gross of intersegment transactions, from our fixed line business were 61%, 54% and 53% of our consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.  Local exchange and domestic voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services, as well as subscribers’ shift to mobile services.  An increase in our data service revenues in recent years has mitigated such decline to a certain extent.  Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metro Manila area.  We believe our network offers the country’s most extensive connections to our customers with the FTTH and fiber to the building (“FTTB”) installations.  Fiber optic cables are also being deployed aggressively to our wireless base stations for the high bandwidth requirement that surpasses current microwave radio capacities.  The DFON extends to underground inland and submarine cables.  It is a fully resilient network spanning the whole archipelago.  Our international network is comprised of various regional and transoceanic submarine cable systems in which we have economic interests.

We offer postpaid and prepaid fixed line services.  Our prepaid fixed line services are intended to be an affordable alternative telephone service for consumers under difficult economic conditions.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019
Systemwide fixed line subscriber base	3,619,372	3,042,815	2,765,209
Postpaid	3,596,019	3,017,565	2,739,367
Prepaid	23,353	25,250	25,842
Growth rate of fixed line subscribers	19%	10%	2%
Postpaid	19%	10%	2%
Prepaid	(8%)	(2%)	(7%)
Number of fixed line employees	11,522	11,427	10,878
Number of local exchange line subscribers per employee	314	266	254
Systemwide broadband subscriber base	2,996,211	3,037,703	2,155,386
Fixed Line broadband	2,966,886	2,273,602	1,931,333
Fixed Wireless Broadband(1)	29,325	764,101	224,053
Growth rate of broadband subscribers	(1%)	41%	7%
Fixed Line broadband	30%	18%	7%
Fixed Wireless Broadband	(96%)	241%	11%
(1)	PHW subscribers were transferred to Smart in 2021.

Data Services

Our data services revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet and domestic and international private data networking communications.

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have placed considerable emphasis on these service segments. Our data services segments registered the highest percentage growth in revenues among our fixed line services from 2019 to 2021.

Home Broadband Services

We believe that PLDT Home is the country’s leading and fastest home broadband service provider, serving 2.8 million subscribers nationwide as at December 31, 2021 from 2.1 million subscribers as at December 31, 2020.

We believe that PLDT Home is the Philippines’ fastest fixed network with broadband data services including fixed wired (PLDT Home Fiber and PLDT Home Fiber Plus).  PLDT’s FTTH fixed line network has the most extensive transmission and distribution network infrastructure of over 743,700 kilometers of fiber-optic cables that provides broadband availability to approximately 13.9 million homes passed, as at December 31, 2021.  The number of homes passed refers to the approximate potential number of residences that could avail themselves of broadband connectivity services provided through PLDT facilities.

PLDT’s superior FTTH network enables subscribers to enjoy up to 1000 Mbps of symmetrical internet speeds or equal upload and download speeds.  Ookla®, the company behind Speedtest® and the global leader in fixed broadband and mobile network testing applications and data analysis, consistently recognized PLDT as the Philippines’ fastest fixed network for the 4th consecutive year.  Based on the nationwide customer-initiated Ookla® Speedtests in the second half of 2021, PLDT achieved a speed score of 77.24, with top upload and download speeds of 217.07 Mbps and 203.97 Mbps, respectively.

With the consistent wins at the Ookla® Speedtest Awards in 2021, PLDT boosted its efforts to level up the digital experience of its subscribers by launching its biggest speed upgrade with thrice as much speeds versus the previous broadband plans. That means PLDT Home Unli Fiber Plan 2699 subscribers got instantly upgraded from 100 Mbps to 300 Mbps and Unli Fiber Plan 3799 subscribers jumped from 200 Mbps to 600 Mbps internet speeds. From February to May 2021, PLDT Home Fiber subscribers also enjoyed a limited-time offer of free speed boost of up to 500 Mbps. All PLDT Home subscribers enjoyed these automatic speed upgrades without additional cost or applying for plan upgrade.

PLDT Home also introduced bigger and better Fiber plans to give customers faster and wider internet coverage at home. The new Fiber Plus Plans come with WiFi mesh units that can eliminate dead spots for uninterrupted digital experience at home. PLDT Home subscribers who choose to upgrade were also treated with a free speed boost and permanent Php100 discount in their plans.

In a history-making move towards the future of home connectivity, PLDT Home also introduced the first-ever 10,000 Mbps fiber optic service in the Philippines. Setting the bar for internet speeds in the Philippines, PLDT has put the country next to first-world nations that have access to such ultra-fast home internet speeds such as South Korea, Japan, Sweden, Norway, Italy, New Zealand, and USA. PLDT’s 10,000 Mbps service is expected to rollout in more areas in 2022.

With PLDT’s aggressive network expansion and migration initiatives, the company continues to deliver reliable and superior connectivity solutions for the customers’ ever-evolving digital lifestyles at home. As part of its migration program, PLDT Home upgraded the lines of over 272,000 subscribers from copper to fiber connection. These subscribers enjoyed the free fiber upgrade with more perks such as free modem, free installation, no additional monthly fee required, same landline number and no refresh in lock-in period. Over 140,000 PLDT Home subscribers who were migrated from copper to fiber connection were also given a free speed boost of up to 600 Mbps from July to December 2021.

Beyond just delivering the fastest internet speeds, PLDT Home continuously improves its customer experience platforms. In its aim to better serve customers during the pandemic, PLDT Home introduced an online booking appointment accessible through the PLDT Home website (pldthome.com). This new service provided customers the convenience of booking either a virtual or in-store appointment with a PLDT representative in their preferred PLDT sales and service center.

PLDT SmartHome

PLDT Home is strongly committed to fulfilling its subscribers’ digital home lifestyle needs through plans that bundle high-speed internet with “Smart Home” digital ecosystem built on the following pillars: connectivity, entertainment, and peace of mind.

PLDT Home first offered the powerful WiFi Mesh Systems, the Philippines’ first smart home WiFi technology designed to cover the entire home with wireless connectivity, eliminating deadspots and making homes Smart-home ready. Leading its roster of mesh systems are top-of-the-line WiFi 6 solutions, Asus ZenWiFi and TP Link Deco X20. These high-performance systems can deliver more than two times the speed of ordinary routers, can power more than 100 devices simultaneously, and can cover more than 300 square meters with high-speed internet. Specifically for gamers, PLDT also offers the Asus ROG Rapture GT AX11000. Running on WiFi 6 technology as well, the Asus Rapture eliminates lag, latency, unstable ping and screen freezes, enabling users to level up their gameplay performance.

Strengthening its suite of connectivity services, PLDT Home also offers WiFi 5 Mesh systems, including the TP Link Deco M4 and M5. Apart from ensuring strong WiFi connectivity anywhere within the home, these systems power every device within the home with equal internet speeds, regardless of the distance to the main modem. The Deco M4 and M5 also come with Parental Controls, enabling parents to block harmful sites and limit online time – helping keep their kids safer online.

PLDT Home also aims to promote peace of mind and wellness for the whole family, with security as one of the top priorities in each household, therefore offering the home monitoring system, “Fam Cam” in its product line up. PLDT Home also partnered with mWell, the country’s first fully integrated health and wellness app designed to transform health care services for Filipinos. In a timely move to provide peace of mind for Filipinos during the pandemic, PLDT Home has provided subscribers with free virtual consultations, free access to fitness and nutrition programs, and discounts on COVID-19 tests through the mWell app.

For Entertainment, PLDT Home has been providing subscribers with a diverse range of bundled content through its partnerships with global content providers including PCCW’s leading pan-regional OTT video streaming service Viu, HBO’s video-on-demand service HBO Go, Philippines’ pay TV service provider Cignal Digital TV, and with North America's most popular basketball league, NBA, for its premium live game subscription series, "NBA League Pass.” PLDT Home Fiber customers can conveniently subscribe to any of these entertainment services and have the fees charged directly to their PLDT bill. Another important part of PLDT Home

Entertainment offering is its continuing support to a major international e-sports competition and convention in Southeast Asia, Esports and Gaming Summit, which brings together Filipinos e-sports athletes, fans and enthusiasts.

Home Biz

Despite the challenges of the global health crisis, the country’s small business ecosystem continues to thrive as resilient entrepreneurs make the shift and explore the opportunities of going into digital.

In its commitment to help build and enable this business sector through digital acceleration, PLDT Home Biz introduced bigger, better, and faster digital solutions tailor-fit to the needs of the home-based entrepreneurs. The all-new Home Biz Asenso Fiber Plans are designed with faster internet speeds, free digital solutions from e-commerce partners, seamless unlimited calls to any PLDT landline and to any Smart, Sun or TNT mobile number, and a free CAT 6 PHW as a mobile back-up internet.

In addition to providing connectivity, PLDT Home Biz equips home-based entrepreneurs with e-commerce services for worry-free and safe payment, digital platform, and delivery solutions in partnership with industry leaders PayMaya UnionBank GlobalLinker, LBC Express through SoShop! By LBC, Grab Madiskarteng Boss Club, and Sqanly.

PLDT Home Biz also renewed its strategic partnership with DTI to continue giving home-based entrepreneurs direct access to the latest business trends and learning opportunities through events organized by the department.

These end-to-end services provide all-out support for start-ups and pandemic-hit home businesses, helping them rebuild amidst the ongoing pandemic, further establishing PLDT Home Biz’s stance as the true and dependable partner of micro, small, and medium-sized enterprises (“MSMEs”).

Home Rewards

As a way of giving back to its valued subscribers, PLDT Home launched its improved loyalty program, PLDT Home Rewards. With this new program, subscribers can earn and use Crystals to pay for PLDT and Smart products and services, get bill rebates from Cignal, Maynilad and Easytrip, accumulate raffle entries and instantly avail of exclusive deals and discounts from various partner merchants.

Powered by the fastest and strongest connections, subscribers get to enjoy better digital experiences at home with more exciting promos and treats through the loyalty program of PLDT Home Rewards.

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

In July 2016, ePLDT opened VITRO Makati 2, ePLDT’s first data center to be certified by the Telecommunications Industry Association as a rated 3 facility, and a facility that has been recognized by the global solutions company, NTT Communications, as a Nexcenter-certified data center. VITRO Makati 2 is the Philippines’ biggest data center with 3,600 racks capacity, located in one of Philippines’ premiere business districts. In February 2017, ePLDT opened the first data center in Mindanao to address the growing enterprise demand in that region. Four days after the opening of the Mindanao data center, ePLDT opened VITRO Clark, the first TIA-942 Rated 3 Facility certified data center outside of Metro Manila, which is the first purpose-built data center in the North Philippines. VITRO Clark primarily serves back-up requirements of Manila-based enterprises. The following year, ePLDT opened its second VITRO Data Center in Cebu, which uses up-to-date and globally competitive technologies and features. With this latest addition, ePLDT and its consolidated subsidiaries, and associates and joint ventures (the “ePLDT Group”) has a capacity of about 9,000 racks in 10 locations covering Metro Manila, Subic, Clark, Cebu and Davao, as of December 31, 2021.

ePLDT’s Cyber Security strategy involves four critical elements to provide customers with a holistic, multi-layer protection. It covers the frameworks, intelligence, technology and expertise needed to protect IT infrastructure from evolving threats, malicious software attacks, possible data loss and reputational risks. These components allow us to not only detect and prevent threats with the help of technology and best practices, but even predict and respond to cyber attacks. Through our Security Operations Center, we are able to gather cyber intelligence on potential attacks through in-house threat hunting and global threat feeds of our trusted partners. In 2020, ePLDT was recognized as the first and only Philippine organizational member of global leader in incident response Forum of Incident Response and Security Teams.

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

International Service

We have been pursuing a number of initiatives to sustain our international service business, including: (i) rationalizing our inbound voice termination rates; (ii) managing unauthorized voice traffic terminating to our network;  (iii)  partnering with Orange S.A. for inbound international long distance (“ILD”) traffic management, and OTT service providers  such as Skype and Viber for outbound ILD services; and (iv) growing international data sales by leveraging PLDT’s sub-sea cable ownership and our subsidiary’s, PLDT Global Corporation (“PLDT Global”), reach.

In addition, PLDT Global is enhancing the presence of PLDT in other international markets by providing high quality communications infrastructure and innovative platforms  to its global network of carriers, corporate customers and distribution partners, enabling it to achieve its desired connectivity, reach and business relevance. With offices in key markets abroad, PLDT Global also delivers a full range of digital consumer and enterprise solutions that serve the evolving needs of Filipinos overseas and global enterprises.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2021, 2020 and 2019:

	Net Settlement
	2021	2020	2019
	(US Dollars in millions)
France	37	41	0.2
Saudi Arabia	3	6	12
Canada	2	3	4
Belgium	1	1	0.1
United States	1	1	2
United Kingdom	0.4	1	1
Hong Kong	0.4	1	5
Ireland	0.2	0.1	—
Malaysia	0.1	0.2	0.5
Others	(1.1)	0.7	18.3
Total	44	55	43.1

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

We sell and distribute our products and services through the following channels:

Distributors and Dealers

We sell our fixed line and mobile services primarily through our regional and key account partners who generally have their own direct sales forces and retail networks.  As at December 31, 2021, we had 54 field sales distribution partners and 113 key account partners for fixed line services, 18 exclusive regional and 109 exclusive provincial distributors for wireless, and 111 key account partners for fixed line and wireless, 24 of whom are exclusive to us.  A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their owned telecommunications outlets.  Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products.  Our distribution network encompasses approximately over one million retailers.  These retailers must be affiliated with one of Smart’s authorized regional and provincial distributors.  With the prepaid reloading distribution network extended to corner store and individual retailer levels and minimum reloading denominations as low as Php5, Smart’s prepaid service has become even more affordable and accessible to subscribers.

Retail Stores

Retail stores are the company-owned PLDT Sales and Service Centers with 148 branches and Smart Stores with 128 branches as at December 31, 2021 that showcase our Company’s products and services to customers nationwide.  Our frontlines enable unique digital experiences through daily customer interaction.  We offer enticing products and services based on the customer needs.  We also cater to customers’ after-sales requests and inquiries.  Our stores also accept payment for bills, postpaid and prepaid sales.

Satellite branches, with a total of 25 stores nationwide as at December 31, 2021, are partner-owned Smart branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

Enterprise Business

Our Enterprise Business Group is responsible for the sales and marketing of Smart products, corporate data and ICT products, solutions and services to corporate clients.  This includes Smart and Sun postpaid GSM and broadband services that may be bundled with mobile phones, tablets and other relevant devices.  Our enterprise solutions portfolio includes Machine to Machine, IoT and platform solutions, such as Bizload and Messaging Suite, an application-to-person (A2P) messaging platform. Wireless Enterprise also partners with various software, platform and application vendors that cater to a wide array of industry-specific requirements.

Telesales

As part of our telesales, we reach out to our subscribers to offer the latest services, solutions and promotions. Our telesales agents, in partnership with different contact center providers, enable new connect application and existing subscribers to avail value-added solutions, upgrade and migrate their fixed line and wireless accounts, as well as recontract their expiring accounts over the phone. All orders are delivered directly to customer’s address for devices and handsets.

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

Smart’s Gigalife app is a mobile application which allows users to link and manage multiple prepaid and postpaid accounts. With the Gigalife app, users can buy load, pay bills, subscribe to promotions, and earn Gigapoints. By offering various marketing promotions and events within the app, the Gigalife app has gained a lot of traction.  Other online channels include My Smart website, Smart Chatbot, and Paywall which allow our mobile subscribers to avail of add-on promotions.

For e-Commerce,  the PLDT and Smart flagship stores are now available in Lazada and Shopee. Our presence on these e-commerce platforms will further enhance the accessibility of our products to customers.

Postpaid Field Sales (“PFS”)

PFS was established to address postpaid markets belonging to corporate individual and capable communities. The channel intends to strategically regain the wireless postpaid stronghold by identifying and approaching customer segments that do not frequent the store outlets, those upgrading from prepaid, and most importantly, those who would be using postpaid for the first time. With 58 active partners, PFS is expected to continue growing and fortifying our nationwide operations.

Others

Our other business in 2021 consisted primarily of investments in digital platforms and other technologies, made through our investment companies, PCEV, PLDT Global Investment Holdings, Inc. (“PGIH”), PLDT Global Investments Corporation (“PGIC”), and PLDT Digital Investments Pte. Ltd. (“PLDT Digital”) and its subsidiaries.

PayMaya

On June 11, 2021, PCEV, KKR, Tencent, and IFC Financial Institutions Growth Fund, a fund managed by IFC AMC, entered into a new subscription agreement with VIH to subscribe to US$120.75 million Class B Convertible Preference Shares of VIH. VIH will use the funds to support PayMaya’s rapid growth as it pursues its plan to accelerate digital and financial inclusion in the Philippines which will enable the wider Filipino population to participate in the digital economy.  VIH is now leveraging this unique ecosystem to expand into digital banking for the next phase of its mission to improve financial inclusion in the Philippines.

PayMaya is the only end-to-end digital payment ecosystem enabler in the Philippines with platforms and services that cut across consumers and enterprises. Aside from providing payment services for the Philippines’ largest e-commerce platforms and everyday merchants, including food, retail and gas, PayMaya also provides digital payment and disbursement services to national government agencies and local government units.

As at December 31, 2021, PayMaya has over 44 million registered users nationwide across its consumer platforms.  Through its consumer e-wallet app, PayMaya provides one of the fastest and most convenient means for a Filipino to own a bank account.  Its Smart Padala by PayMaya digital remittance network has over 63,000 partner agent touchpoints nationwide that serve as last-mile digital financial hubs in communities, providing the unbanked and underserved with access to financial services.

In September 2021, the BSP granted a digital bank license to establish Maya Bank.  Maya Bank’s primary focus will be the largely unbanked and underserved population of consumers and MSMEs.  Maya Bank will provide mobile-first digital banking services on the back of PayMaya's widely trusted e-wallet and proven technology platforms. It will maximize PayMaya's extensive Smart Padala agent network and leading merchant payments processing business to serve more customers and grow the digital financial ecosystem.

CAPITAL EXPENDITURES AND DIVESTITURES

See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for capital expenditures planned for 2022 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2019, 2020 and 2021.

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

On October 25, 2021, PLDT Capital sold all of its PHUN common shares for an aggregate amount of US$9.5 million, or Php482 million, resulting in a full divestment of its investment in Phunware.

ORGANIZATION

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

TECHNOLOGY INFRASTRUCTURE

Wireless Network Infrastructure

Mobile

Our mobile network supports 2G, 3G and 4G, as well as 5G, which we are rolling out in key areas.  We continue to expand our LTE capacity and roll out more physical sites to widen our coverage in order to sustain the growing demand for our services. As at December 31, 2021, Smart had a total of 38,600 4G/LTE base stations and 16,900 3G base stations throughout the Philippines.  We believe our mobile broadband covers over 96% of the population and is present in over 96% of the country’s cities and municipalities, as at December 31, 2021.

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

Moreover, in tangent with its ongoing LTE-Advanced roll-out, Smart is deploying 5G-capable equipment.  Smart started rolling out 5G and upgrading the core and transport elements of its network, including upgrading the backhaul to support 5G speed. Smart has completed 5G pilots and has pioneered 5G cities in Makati and Pampanga in 2018, and a 5G lifestyle hub with the Araneta Group, a 5G Campus with Ateneo de Manila University, and the first 5G Stadium at New Clark City during the 30th Southeast Asian Games in 2019.

To support our 5G capabilities, our data core network is being transformed into a virtualized network to instill it with new capabilities, such as automation, network slicing and improved resiliency, while supporting massive data traffic growth.  As at December 31, 2021, we have completed 7,200 5G base stations and target to roll out approximately 145 sites in 2022.

Furthermore, we continue to evolve our voice core network through our ongoing transformation activities.  This will endow us with additional capabilities, such as “Voice over WiFi”, which allows users to make and receive voice calls in WiFi environments, and Voice over LTE, which provides high quality voice calls and faster call setup times.

Fixed Line Network Infrastructure

Domestic

PLDT’s fixed line infrastructure is comprised of the latest technologies, delivering voice, broadband and ICT services to home and corporate customers.  We deliver voice and high-speed broadband to each home through our all-fiber network, namely FTTH, and through a hybrid copper network, namely the very high-speed digital subscriber line (“VVDSL”), both of which are IP-based platforms.  At present, FTTH is capable of delivering 2.5 Gbps and up to 10 Gbps, while VVDSL is capable of delivering up to 100 Mbps through its copper network.  We have deployed both FTTH and VVDSL in all cities and in the majority of municipalities in the Philippines.  This network provides broadband availability to approximately 13.9 million homes passed, as at December 31, 2021.

PLDT provides enterprise and ICT services through its carrier Ethernet network (“CEN”). Carrier ethernet service is a global standard for secure, scalable, resilient, cost effective, and high bandwidth point-to-point or multi-point connectivity using the simple and ubiquitous Ethernet technology delivered through PLDT’s MEF-certified CEN. PLDT’s CEN is based on Metro Ethernet Forum (“MEF”) 3.0, the latest standardized, carrier-class service and network. This highly reliable and resilient system provides high capacity and high-speed VPN services for all corporate customers.  It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services.  PLDT also uses the “Software Defined Wide Area Network” to deliver such enterprise services across different service providers and over the internet in a secured manner.

We likewise have an IP backbone network (“IPBB”), composed of high-capacity, high-performance core and edge routers, with capacities of up to 100Gbps per port in key exchanges that provide IP connectivity to the different network elements built for PLDT, Smart and other subsidiaries and affiliates.  It serves as a common and highly resilient IP transport platform for all of our IP-based services.  In 2020, the IPBB underwent a transformation project called the “Transport Network Transformation Project” (“TNT Project”), which significantly increased the network’s capacity and upgraded its routing technology to the latest technology, including segment routing and software defined network (“SDN”) technology.

All our networks are connected nationwide through PLDT’s nationwide fiber backbone, the “Domestic Fiber Optic Network” (“DFON”).  DFON is comprised of transport nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan.  The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments.  The DFON utilizes dense wavelength division multiplexing technology, which has a 200/300 Gbps capacity per channel, giving it greater flexibility for capacity and expansion. The DFON has a capacity of 19.2 Tbps per fiber pair. The DFON network also connects three of PLDT’s international cable landing stations.  Following the implementation of the TNT Project, the DFON network gained added resiliency and network reliability as we implemented an automatic fail capability into the DFON network to automatically transfer traffic to other redundancy links in the event the DFON experiences downtime.  The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.

Both the DFON and IPBB serve as the common high bandwidth fiber optic cable-based backbone for the PLDT Group.  DFON is part of the 743,700 total fiber kilometers of the PLDT Group, as at December 31, 2021.  These networks are supported by SDN technology, which simplifies and automates network provisioning and operations.

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

For voice services, PLDT operates two IP voice gateways.  As at December 31, 2021, PLDT’s facilities allow the exchange of traffic with 82 foreign carriers from 35 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

As at December 31, 2021, the Company has five international internet gateways to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet.  All these gateways employ high capacity, high performance routers, and together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers (“ISPs”) and even other service providers.  As at December 31, 2021, PLDT also operates six offshore/ forward gateway routers in Hong Kong, Singapore, United States and Japan to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the continental U.S which we expect to result in faster internet speed.  Latest offshore gateway routers were established in Japan in 2020 and Singapore in 2021 with 100 Gbps high capacity interface bandwidth.

To localize international internet content, PLDT employs local transparent caching network, and additionally, a network of content provider/distributor-supplied local caching servers at key locations.  With these facilities, high demand contents from popular content and content delivery network providers are available locally and are delivered to PLDT customers.

PLDT operates the Philippines’ most extensive international submarine cable network.  As at December 31, 2021, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean.  These international cable stations are connected to our three international transmission maintenance centers, including direct cable station to cable station interconnection, through an advance terrestrial fiber mesh network (north, south and east Luzon systems).

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities.  The table below shows the submarine cable systems in which PLDT has interests, which terminate in the Philippines or connect with other submarine cable systems from the Philippines or other countries or territories:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, South Korea, Malaysia, Singapore, China and Taiwan

Southeast Asia-Middle East-Western Europe No. 3 Cable, or SEA-ME-WE-3

Japan, South Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany

Fiber-optic Loop Around the Globe, or FLAG, Cable	Japan, South Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK

Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand

East Asia Crossing, or EAC Cable	Japan, Hong Kong, South Korea, Taiwan, Singapore and the Philippines

Pacific Crossing-1, or PC1, Japan-U.S. Cable Network (JUCN), TGN-Pacific, Unity, FASTER	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland

Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong

TGN-Intra Asia	Hong Kong and Japan

Asia Africa Europe-1, or AAE-1 Cable	Hong Kong, Vietnam, Cambodia, Thailand, Malaysia, Singapore, Myanmar, India, Pakistan, Oman, UAE, Qatar, Yemen, Djibouti, Saudi Arabia, Egypt, Greece, Italy and France

TEA2 (Terrestrial)	Hong Kong and Sweden

PLDT continues to work with major Asian carriers and OTT players for the implementation of the new Jupiter cable system to support the expected new fixed and mobile services requirements. Jupiter, the completion of which has been impacted by COVID-19- related restrictions, is estimated to be completed and ready for service by the second quarter of 2022.

Following completion of marine surveys, Asia Direct Cable (“ADC”) cable installation is in progress. PLDT will own fiber pairs in ADC, which is expected to be ready for service within 2023.

On August 11, 2021, PLDT signed the APRICOT Construction & Maintenance Agreement with four other parties that have formed a consortium. PLDT is investing US$80 million in the APRICOT cable system with acquisition on fiber pair basis. This 12,000-kilometer long cable system will have design capacity of more than 190Tbps connecting the Philippines to Japan, Singapore, Indonesia, Taiwan and Guam. New cable landing stations in Luzon and Mindanao will be built as part of this submarine cable system to enhance network resiliency. With the cable to be routed via the eastern coast of the Philippines, it will also increase the submarine cable route diversity in the Asia-Pacific region.

PLDT is also ready to invest in a new Philippines – US cable system to own fiber pairs and support hyperscale, enterprise and internet requirements.

PLDT’s international automatic optical transport switching system and carrier ethernet network continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore and the U.S. Mainland for premium enterprise clients.  Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support growing business requirements.

CYBER SECURITY

The PLDT Group continues to make investments in cyber security measures.  Aside from focusing its efforts and resources in protecting our most crucial digital information and cyber assets, the PLDT Group’s cyber security investments were also directed to acquire technology, boost capability, and expand partnerships to increase the security of the Philippine cyberspace, combat online child abuse and sexual exploitation, and other worthwhile endeavors.  The following are our accomplishments from our continued efforts to optimize our cyber security operations framework:

•

We have deployed an endpoint security to all corporate workstations to detect and prevent attacks.  This capability helped detect thousands of high-risk endpoint activities.  The endpoint security solution also enabled the operations team to quickly respond to and clean-up endpoints by blocking, remotely deleting and/or putting into quarantine malicious file detections.  Additional efforts related to server and workstation security include, centralized authentication, simplified account management while trying to achieve an endpoint “Zero Trust” approach to complement our NAC implementation.  These clean-up efforts were executed as part of our response and remediation process;

•

Our fully operational 24x7 Cyber Security Incident and Response Team (“CSIRT”) enables the detection of, and response to, security incidents within less than one minute, on average.  Our membership in the Forum of Incident Response and Security Teams (“FIRST”), a globally recognized leader in cyber security incident response, provides us with access to best practices and tools, and trusted communication with other member incident response teams;

•

We continue to prevent attacks on our corporate websites through the use of our web application firewall that has protected our corporate websites from more than 10.4 million malicious attacks in 2021;

•

We adopted an automated the review of cyber security protection for applications, databases and operating system access and entitlements.  This capability supports both internal and external annual SOX-audit activities;

•

We continue to block billions of attempts to access phishing, scamming and malware-distribution sites using our secure DNS solution which benefits both our corporate employees as well as our customers;

•	We have developed a Child Protection Platform that blocked thousands of URLs that contain CSAEM;

•	We have included more than 120 million indicators of compromise in our threat intelligent database, which is now being used for real-time threat correlation;

•

We continue to improve our anti-distributed denial of service (“DDoS”) strategy to cover all layers of defenses (e.g. external, edge, internal, and people/process) in response to a significant increase in the number and frequency of DDoS attacks;

•	We continued our efforts to expand our security visibility by enrolling active IP-based assets to our Security Operations Center;

•

We have established corporate governance processes around the procurement and deployment of Internet of Things (“IoT”) and hardening of customer-premises equipment through vulnerability assessment and penetration testing;

•

For application and data security, we have an automated data visibility across the organization and across platforms and operationalized monitoring of sensitive data assets, alert threats and remediation, which are in compliance with Local and Global Data Protection Laws and Regulations;

•

In terms of database security, we have achieved full visibility of activities in all critical and sensitive databases to define the details of each transaction while being able to identify and/or block malicious activities/queries;

•

For cloud and web security, we continue to boost our efforts to achieve full visibility of cloud assets and activities, secure shadow IT, obtain the ability to discover malicious activities through UEBA, and secure critical and sensitive data in the cloud;

•

To further improve our investigation and response capabilities, we have a real time dashboard and improved reporting and visualization, consolidated and standardized event logs from managed systems and devices across the network, sufficient data retention enabling backtracking and pattern visualization, while enhancing event processing capabilities for security incident investigations;

•

To improve our security infrastructure and application monitoring system, we utilize real-time visibility and alerting of security solutions' performance and utilization, automated pro-active monitoring to prevent unplanned disruptions, and ensuring higher availability/uptime of all CSOG security solutions;

•

We conducted our regular cyber crisis simulation exercise for 2021 entitled, “Cyber D-Day v2.0” with a focus placed on various ransomware scenarios.  The simulation exercise puts CSOG commitments and investments to the test by subjecting participants to a non-live, “peace-time” scenario.  The exercise was deemed successful with the proactive engagement and alignment of CSOG, IT, and Network in executing the necessary incident response process along with suitable actions or interventions needed to recover from a possible ransomware attack incident;

•

To strengthen our thought leadership, CSOG offered the Cyber Warrior Course through an internship program, in partnership with the Ateneo De Manila University and the Asia Pacific College.  Through the Cyber Warrior Course, qualified students are given specialized cyber security training that allows them to receive practical knowledge and skills related to cyber security while also giving them an overview of the end-to-end operations of CSOG and integrating the CSOG mindset and values;

•

To better safeguard our subscriber, including the children, and in line with the Company’s Child Safeguarding Policy to ensure the online protection of children, a Child Protection Platform solution was developed as part of the multi-billion-peso investment on cyber security.  Embedded into our 24/7 cyber security operations, this solution allows the continued detection and prevention of access to CSAEM within our network, both on the domain and content level.  This solution also utilizes strategic alliances with intelligence units and dedicated organizations through different means such as the integration of the Internet Watch Foundation Automation Tool and the application of information from the Canadian Centre for Child Protection for the blocking of CSAEM; and

•

We continue to vigorously conduct weekly cyber security awareness campaigns for our employees and mandatory annual e-learning course to all employees.  We continue to see persistent phishing campaigns targeting our customers, the majority of which are attempts to gain Microsoft Office 365 credentials.  We perform periodic phishing simulations to assess the awareness of our employees on social engineering schemes.  Employees who fall victim to the phishing test were given cyber security awareness training.  These periodic exercises resulted in a heightened awareness among employees of phishing and scamming tactics.  Bottom-up engagement of our employees is one of our key success factors for an effective cyber security program execution.

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

As at December 31, 2021, PLDT has direct interconnection agreements with 59 foreign carriers from 32 countries.  The average international termination rate for calls to PLDT was approximately US$0.1100 per minute in 2021.  PLDT also carries international calls terminating at Smart and Sun networks where they have no direct interconnections.

In compliance with NTC Memoradum Circular No. 03-06-2019 or the Rules and Regulations Implementing Republic Act No. 11202, otherwise known as the “Mobile Number Portability Act”, effective January 2, 2020, the interconnection rate for mobile was reduced from Php0.50 per minute to Php0.00 per minute for domestic calls and from Php0.05 per message to Php0.00 per message for SMS.

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

The following table sets forth the frequency bands of our LTE, broadband wireless access, code-division multiple access, GSM, 3G, HSPA and 5G networks held and used by our wireless service subsidiaries:

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

PLDT, ClarkTel, Smart, DMPI and SBI are required to pay various permit, license, regulatory and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over certain assessed fees.

The Philippine Congress has passed laws and the Philippine Government and certain Government agencies have issued a number of directives that regulate the manner in which we conduct our business, including:

•

Republic Act No. 9775, or the Anti-Child Pornography Act of 2009, and its implementing rules and regulations, provide, among others, that ISPs shall: (a) notify the Philippine National Police or the National Bureau of Investigation within seven days from obtaining facts and circumstances that any form of child pornography is being committed using its server or facility and preserve such evidence for purposes of investigation and prosecution by relevant authorities; and (b) install available technology, programs or software to ensure that access to or transmittal of any form of child pornography will be blocked or filtered.  PLDT and Smart, together with other ISPs, are currently in discussion with the Department of Justice, NTC and other stakeholders on how to implement conflicting provisions in the law which require mandatory filtering of child pornography by the ISPs while also prohibiting the ISPs from monitoring its users and content.  In 2020, several bills were filed seeking to amend the Anti-Child Pornography Act of 2009 to cover and prohibit all forms of online sexual exploitation of children. The bill also seeks to define the duties and responsibilities of internet intermediaries, including internet service providers, and prescribes rules for compliance thereof. To date, the Senate version of the bill has been approved but the House of Representatives’ version of the bill is pending approval at the plenary.

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

•

On August 15, 2018, the National Electrification Administration (“NEA”), through Memorandum No. 2018-055, set the standard pole rental rate of electric cooperatives at Php420 per cable position per pole per annum.  The memorandum also prescribes a standard joint pole agreement, whereby any change or addition thereto are required to be fair to both parties and should eventually benefit the member-consumer-owners of the relevant electric cooperative.

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

•

On February 8, 2019, RA No. 11202 or the MNP Act was enacted into law.  The Implementing Rules and Regulations (“IRR”) of the MNP Act or NTC MC No. 03-06-2019 was issued on June 11, 2019.  Through the MNP Act and its IRR, qualified customers can retain their mobile numbers when they move from one mobile service provider (“MSP”) to another, or change the type of subscription from postpaid to prepaid or vice versa.  MNP is completely free of charge.

The MNP IRR mandates the creation of a Mobile Number Portability Service Provider (“MNPSP”) that will provide mobile number porting services for the MSPs.  The MSPs shall equally share in the capital expenditures for the software, hardware and other facilities required by the MNPSP.  Operating and maintenance costs of the MNPSP shall be agreed upon by the MSPs and the MNPSP.  In compliance with the IRR, Smart, Globe and Dito established in 2019 a joint venture company, TCI, to provide number porting services and facilitate the expeditious porting of mobile numbers.

Since the commercial launch of MNP on September 30, 2021, subscribers can now avail of MNP services.

•

On July 29, 2019, the Department of Interior and Local Government (“DILG”), issued Memorandum Circular No. 2019-121, enjoining local officials to exercise their powers to reclaim and clear public roads which are being used for private purposes. As a consequence, many PLDT poles, including cables and cabinets, were required to be removed or relocated and are currently being removed or relocated.

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

•

On July 23, 2020, the DICT, in coordination with the ARTA, DILG, Department of Public Works and Highways (“DPWH”), Department of Human Settlements and Urban Development (“DHSUD”), Department of Transportation (“DOTr”), Civil Aviation Authority of the Philippines (“CAAP”), Department of Health (“DOH”), and the Food and Drug Administration (“FDA”) electronically signed Joint Memorandum Circular  (“JMC”) No. 01 or the “Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared Passive Telecommunications Tower Infrastructure.” The circular provides the streamlined processes for the issuance of permits, licenses and clearances particularly with respect to shared PTTIs.  Pursuant to Section 6.5 of the JMC guidelines,
(a) Sangguniang Panlungsod/Bayan Resolution; (b) Sangguniang Barangay Resolution/ Barangay Council Resolution; (c) Environmental Compliance Certificate or Certificate of Non-Coverage, if the proposed site of construction is outside an environmentally critical area; (d) Radiation Safety Evaluation Report from the FDA; and (e) Certified True Copy of NTC Provisional Authority or CPCN or Certificate of Registration to Provide Telecommunication Services; are no longer required as pre-requisites for the construction of PTTIs.

The periods for the processing, approval and issuance of permits are required to be done within seven days to reflect the mandate under Section 15 of R.A. No. 11032 or the “the Ease of Doing Business and Efficient Government Service Delivery Act of 2018” and Section 6.5 of the JMC.  Permits and clearances not approved within the prescribed periods shall be deemed automatically approved, as required by Section 10 of R.A. 11032.

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

•

On July 1, 2021, the ARTA, together with various key agencies, signed the revised and expanded JMC No. 01, series of 2021, entitled, “Revising and Expanding Joint Memorandum Circular No. 01, S. 2020 or the Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared Passive Telecommunications Tower Infrastructure (“PTTIs”).” This expanded JMC harmonized the provisions of the original JMC No. 1 issued in 2020 and RA No. 11494 or the Bayanihan to Recover as One Act.

The JMC provided an exclusive list of documentary requirements for building permit.  It weeded out the documentary requirements for building permit that are not applicable to PTTIs and removed the Fire Safety Evaluation Clearance requirement for the construction of towers only.  PTTIs that will be constructed outside the CAAP Critical Areas and below 50 meters in height above the elevation of the ground will no longer be required to secure a Height Clearance Permit from CAAP.

If the proposed PTTI is to be constructed in a residential area without a duly registered Homeowner’s Association (“HOA”), the applicant will no longer be required to secure Homeowner’s Association Consent but shall only be required to submit a certification that there is no existing duly registered HOA in the proposed project site and undertake that they will conduct social preparation or endeavor to educate the affected homeowners.

The involved government agencies will also set up various coordination mechanisms, including a planning database, public-private consultation and coordination, and a complaints mechanism for seamless and efficient delivery of services.

•

On October 25, 2021, the ARTA, in coordination with the DICT, DILG, DPHW, DHSUD, CAAP, NTC, Energy Regulatory Commission (“ERC”), NEA and the Philippine Competition Commission (“PCC”) issued JMC No. 01 or the “Summary of the Streamlined Guidelines for the Issuance of Permits and Clearances for the Erection of Poles, Construction of Underground Fiber Ducts and Installation of Aerial and Underground Cables and Facilities to Accelerate the Roll out of Telecommunications and Internet Infrastructure.

Some salient points of the JMC are as follows:

a)

The JMC prescribes for a single excavation clearance for the erection of poles or construction of underground fiber ducts across all poles or ducts in a series.  This means that only a single excavation clearance shall be required from an applicant for a series of projects, regardless of location, within a local government unit.  Thus, the circular provides streamlined processes for the issuance of permits, licenses and clearances particularly with respect to for the erection of poles, construction of underground fiber ducts and installation of aerial and underground cables and facilities.

b)

Fees will be streamlined as the JMC mandates that the amount of local fees and charges of a local government unit in connection with the erection of poles and construction of underground fiber ducts shall be reasonably commensurate to the cost of regulation or provision of the service.

•

On March 23, 2021, the DPWH issued Department Order No. 29 series of 2021 or the DPWH Policy on Telecommunications and Internet Infrastructures Pursuant to Republic Act (RA) No. 11494 or the “Bayanihan to Recover as One Act”.  Through this issuance, ICT Service Providers and their respective contractors are temporarily allowed to conduct excavation and/or digging or related construction works within government right-of-way.

Assisted by these initiatives of the government to streamline permitting guidelines for telecommunications infrastructure, PLDT and Smart have secured more than 45,000 fixed and wireless permits as of December 31, 2021.

While the above issuances and the Bayanihan 2 Law are positive developments for PLDT and Smart’s business, some LGUs, including the barangays, still require outdated, redundant, and unnecessary licenses, clearances, permits, and continue to impose tower fees and other regulatory fees without legal basis.  Some LGUs are requiring the telcos to seek the approvals of the municipal or city councils prior to securing a building permit.  Likewise, some of the Homeowners’ Associations are still refusing to give consent, notwithstanding the JMC No. 01 and the Department Order No. 2020-009 issued by the DHSUD revising the Locational Guidelines that dispenses with the neighbors’ or HOAs consent in securing locational clearance.  Outdated, redundant, and unnecessary permits issued by LGUs and the HOAs refusal to give consent, continue to negatively impact on PLDT and Smart’s rollout of telecommunications infrastructure.

•

On December 16, 2021, the Senate of the Philippines approved Senate Bill No. 2395 or the “SIM Card Registration Act,” mandating the registration of SIM cards as a prerequisite to the sale thereof, and the registration of social media accounts.  On December 06, 2021, the House of Representatives approved its own version of the SIM Card Registration Act in House Bill No. 5793.  Both Houses of Congress ratified the bicameral conference committee report on February 2, 2022 and, thereafter, sent the reconciled bill to Malacañang for the President’s signature. The SIM Registration bill lapsed into law on March 4, 2022.

•

On March 21, 2022, the President signed RA No. 11659 or “An Act Amending Commonwealth Act No. 146 otherwise known as the Public Service Act,” limiting public utilities to the distribution and transmission of electricity, petroleum and petroleum products pipeline transmission systems, water pipeline distribution and wastewater pipeline systems, seaports and public utility vehicles. This law excludes telecommunications from the definition of public utility thereby allowing full foreign ownership in companies engaged in telecommunications. Under the 1987 Constitution, no franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines, at least 60% of whose capital is owned by such citizens.  Nonetheless, under the law, telecommunications is classified as a critical infrastructure, where foreign state-owned enterprises are prohibited from owning capital, and foreign nationals are not allowed to own more than 50% of capital unless the country of such foreign national accords reciprocity to Philippine nationals.

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

On the other hand, interconnect transit charges are paid to PLDT for connecting calls from one carrier to another or other carriers, most of which have no direct interconnection agreement between and/or with each other.  As an inter-exchange carrier, PLDT provides transit service among CMTS and local exchange carrier operators, including PAPTELCO and non-PAPTELCO members.  From January 2009 to August 2018, PLDT’s transit fee was Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls.  However, pursuant to NTC Memorandum Circular No. 05-07-2018, effective on September 1, 2018, PLDT’s interconnection charges is uniformly set at Php0.50 per minute.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines issued by the NTC or any authorized government agency.  These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.  As at December 31, 2021, PAPTELCO has 18 member companies, of which 18 are active, operating 99 main telephone exchanges and franchise areas in the countryside.

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011, entitled Interconnection Charge for SMS, mandating that interconnection charges for SMS between two separate networks shall not be higher than Php0.15 per SMS, among others.  The NTC required the implementation of the new interconnection charge for SMS not later than 20 days from the effective date of the memorandum circular.  The implementation of this memorandum circular has resulted in the NTC filing an administrative case against the CMTS providers, including Smart and DMPI, asserting that the CMTS operators failed to reduce retail rates and as such, should refund subscribers for the difference.  The CA ruled in favor of Smart and other CMTS providers.  The case is pending before the Supreme Court based on appeals filed by the NTC and Bayan Muna, a political party in the Philippines.

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

On July 19, 2018, the NTC issued Memorandum Circular No. 05-07-2018, entitled Interconnection Charge for SMS and Voice Service, mandating that interconnection access charge for voice service and SMS be fixed at Php0.50 per minute and P0.05 per SMS, respectively, among others.  The NTC required the implementation of the new interconnection charge not later than 20 days from the effective date of the memorandum circular. Consequently, the NTC issued a Memorandum dated August 6, 2018 directing all PTEs to amend their interconnection agreements by August 14, 2018 and impose the new interconnection charges not later than August 24, 2018.  The PTEs have agreed to implement the new interconnection access charge for SMS services and voice services effective September 1, 2018, to align with the PTEs’ existing billing and settlement systems’ cut-off date cycle.  However, by virtue of RA No. 11202 or the MNP Act, interconnection fees or charges are no longer imposed by MSPs for domestic calls and SMS made by subscribers.  This provision does not cover interconnection fees charged by fixed-line operators.  Thus, as of January 2, 2020, no interconnect fees are charged for mobile domestic calls and SMS.

COMPETITION

Including us, there are four major local exchange carriers, six major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support as well as service innovations and marketing strategies.

Mobile Services

Currently, there are three major mobile operators, namely us, Globe and Dito.  As at December 31, 2021, mobile market penetration in the Philippines was approximately 145%, based on the number of SIM cards issued.

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

As in recent years, the number of inbound international voice calls into the Philippines has been negatively impacted by the popularity of OTT services due to improved internet access and increased smartphone adoption.   However, with PLDT’s strategic partnership with Orange (formerly France Telecom), the decline of inbound ILD traffic has slowed down.  Joint efforts on traffic sales management and anti-fraud programs have resulted in sustained business value for the ILD business.

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

ENVIRONMENTAL MATTERS

To underscore its importance, sustainability was identified as one of the key fulcrums of PLDT’s strategy.  This provides the basis for our initiatives that focus on environmental, social and governance matters.

In this connection, we reaffirm our commitment to environmental protection and sustainable development by ensuring that we integrate and implement environmental considerations in all aspects of our operations and services as well as business decisions.

This commitment is embodied, among others, in our Occupational Safety, Health and Environmental Policy which adopts high standards in occupational safety, health and environmental performance to ensure protection of workers and the community, as well as the sustainable development of society.  This policy seeks to address and meet the legal and other requirements such as, but not limited to, the laws and regulations of the Occupational Safety and Health Standards, Department of Labor and Employment, Department of Environment and Natural Resources (“DENR”), Laguna Lake Development Authority and Department of Energy.

We also continue to develop, implement and continually improve on existing environmental management systems, ensuring compliance with environmental regulations as an important part of our business operations.  We have designated Pollution Control Officers who review our performance, ensure our compliance with the relevant Philippine environmental laws, and report our progress on a quarterly basis to the DENR.  A key part our Vendor Management guidelines mandates our suppliers to strictly adhere to applicable national and local environmental regulations. This is encapsulated in the Sustainability Guidelines that form part of the Vendor Conforme Sheet.

Resource management

Our Network Operations’ Energy Environment Safety and Health (“EESH”) and Property and Facilities Management (“PFM”) teams monitor the consumption of electricity, fuel, and water, in our facilities and operations.  They continue to identify and implement energy efficiency and conservation programs that include the actual replacement of old air conditioning units and chillers, with plans to install building automation systems and solar panels on rooftops, among others.  On the network side, the EEHS group formed energy management teams tasked to lead energy efficiency initiatives such as the installation of direct current generator sets and have put in place a company-wide cascade of fuel request and electricity validation tools meant to improve resource consumption.

To conserve water, rainwater catchment areas have been constructed in some facilities.

We set and review environmental objectives and targets along identified significant environmental impacts.  As energy savings translate to a substantial cost-saving opportunity, understanding energy efficiency and pursuing efforts to support energy initiatives will be useful for the company.  The consequent reduction in GHG emissions from the implementation of energy efficiency initiatives are also being monitored by the Corporate Sustainability Office.

Environmental impact management

Apart from regularly monitoring the status and performance of all our facilities, equipment, and generator sets,  our PFM and EEHS  teams are also tasked to implement improvements to existing processes and mechanisms that would reduce and mitigate impacts on the environment.  One of these is the creation of management plans, which detail our environmental management strategies for our facilities in protected areas.  We work with our contractor partners to assess the environmental impacts of our new facilities and to work on measures to mitigate them.  In terms of hazardous wastes, we maintain partnerships with DENR-accredited suppliers to recycle our used lead-acid batteries.  Recycling proceeds help fund our corporate social responsibility initiatives, such as school-building donations.

PLDT also continues to evaluate and undertake programs in partnership with appropriate third parties and the concerned local government units that guide the company in developing ecoefficiency by reducing the impact of its business on the environment, helping communities curb the effects of climate change as well as pursue biodiversity management that protects selected Philippine rainforests, mangroves, marine life and peatlands – all leveraging on digital technology and our robust network.

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

PROPERTIES

As at December 31, 2021, PLDT owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 48 are located in Metro Manila. The remaining 241 exchanges are located in cities and small municipalities outside the Metro Manila. We also own radio transmitting and receiving equipment used for international and domestic communications.

As at December 31, 2021, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	49% consisted of central office equipment and network facilities, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	29% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;

•	11% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises;

•	5% consisted of land and improvements and buildings and improvements, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet; and

•	6% consisted of other work equipment.

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

The PLDT Group has various lease contracts for periods ranging from one to thirty years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment.  For more information on the obligations relating to these properties and long-term obligations, see Note 10 – Leases, Note 21 – Interest-Bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

We expect that in 2022, cash from operating activities should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure.  We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity.  Our current estimate for consolidated capital expenditures in 2021 is approximately Php76 billion to Php80 billion.  See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for further discussion on our capital expenditures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2021 and 2020 and for each of the three years ended December 31, 2021, 2020 and 2019 included elsewhere in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance.  These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report.  Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS.  For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2021 of Php50.97 to US$1.00, as quoted through the BAP.

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

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA, core income and telco core income to assess our operating performance.  Set forth below is a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2021, 2020 and 2019.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019
	(amounts in million Php)
Consolidated net income	26,676	24,580	22,786
Add (deduct) adjustments:
Depreciation and amortization	52,169	47,480	39,656
Financing costs – net	10,414	10,086	8,553
Provision for income tax	7,478	8,441	9,550
Foreign exchange losses (gains) – net	3,890	(1,488)	(424)
Amortization of intangible assets	2,822	2,496	758
Equity share in net earnings of associates and joint ventures	1,101	2,328	1,535
Impairment of property and equipment	148	—	—
Noncurrent asset impairment	—	—	—
Interest income	(656)	(1,210)	(1,745)
Losses (gains) on derivative financial instruments – net	(1,400)	378	284
Other income – net	(6,742)	(6,933)	(1,138)
Reversal of provisions	(2,594)	(2,679)	(999)
Gain on debt modification	(1,372)	—	—
Gain on sale of property and equipment	(884)	(3,369)	(88)
Gain on dilution of shares	(826)	(394)	—
Others	(1,066)	(491)	(51)
Total adjustments	69,224	61,578	57,029
Consolidated Adjusted EBITDA	95,900	86,158	79,815

The following table shows the reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019
	(amounts in million Php)
Consolidated net income	26,676	24,580	22,786
Add (deduct) adjustments:
Foreign exchange losses (gains) – net	3,890	(1,488)	(424)
Sun Trademark amortization	2,628	1,877	—
Accelerated depreciation	1,110	—	—
Manpower rightsizing program	269	2,625	3,296
Losses from changes in fair value of financial assets at FVPL	174	—	675
Impairment/derecognition of investments	60	659	34
Core income adjustment on equity share in net income of associates and joint ventures	(7)	(6)	(226)
Net income attributable to noncontrolling interests	(309)	(296)	(265)
CREATE Act impact for prior year deferred taxes	(355)	—	—
Gain on debt modification – net of amortization of debt discount	(1,339)	—	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs	(1,651)	284	233
Net tax effect of aforementioned adjustments	(1,209)	(1,106)	(998)
Total adjustments	3,261	2,549	2,325
Consolidated core income	29,937	27,129	25,111
Add (deduct) adjustments:
Share in VIH losses	1,981	1,954	1,776
Accelerated depreciation, net of tax	—	1,496	378
Loss (gain) on sale of Rocket Internet shares	—	364	(185)
Gain from condonation of debt	—	(240)	—
Gain on sale and leaseback of Smart Headquarters, net of tax	—	(2,293)	—
VIH gain on dilution, net of tax	(702)	(323)	—
Gain on asset sales, net of tax	(983)	—	—
Total adjustments	296	958	1,969
Consolidated telco core income	30,233	28,087	27,080

The following table shows the reconciliation of consolidated basic and diluted earnings per share (“EPS”) attributable to common equity holders of PLDT to our consolidated core EPS for the years ended December 31, 2021, 2020 and 2019:

	2021		2020		2019
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Php)
Consolidated EPS attributable to common equity holders of PLDT	121.76	121.76	112.12	112.12	103.97	103.97
Add (deduct) adjustments:
Foreign exchange losses (gains) – net	13.50	13.50	(5.36)	(5.36)	(1.73)	(1.73)
Sun Trademark Amortization	9.12	9.12	6.08	6.08	—	—
Accelerated depreciation	3.85	3.85	—	—	—	—
Manpower rightsizing program	1.02	1.02	8.51	8.51	10.73	10.73
Losses from changes in fair value of financial investments at FVPL	0.81	0.81	—	—	—	—
Impairment/derecognition of investments	0.28	0.28	3.05	3.05	0.16	0.16
Losses in fair value of investments	—	—	—	—	3.12	3.12
Core income adjustment on equity share in net losses of associates and joint ventures	(0.03)	(0.03)	(0.03)	(0.03)	(1.05)	(1.05)
CREATE Act impact for prior year deferred taxes	(1.64)	(1.64)	—	—	—	—
Gain on debt modification	(4.65)	(4.65)	—	—	—	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs	(5.73)	(5.73)	0.92	0.92	0.75	0.75
Total adjustments	16.53	16.53	13.17	13.17	11.98	11.98
Consolidated core EPS	138.29	138.29	125.29	125.29	115.95	115.95

Factors Affecting our Results of Operations

Competition

The mobile telecommunications market is competitive. Including us, there are four major local exchange carriers, six major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support as well as service innovations and marketing strategies. We need to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to our services. See Item 4. “Information on the Company – Competition” for further discussions.

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

Regulations

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

Sale of PLDT Prepaid Home WiFi Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement for the transfer of PLDT’s PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, undertake seamless upgrades, cross-sell products for a simplified customer experience, and better manage network costs and wireless network capacity.

The transfer of PHW subscribers took effect on March 1, 2021 after complying with the NTC’s required 30-day notice to subscribers.  The final purchase price for the transfer, as reviewed by an independent firm, together with the PHW inventories and unearned revenues, amounted to Php1,336 million, plus value-added tax.  Smart used its internally generated cashflow to fund the purchase.  This transaction is eliminated in our consolidated financial statements.

Near-term Factors Affecting our Results of Operations

Measures We Have Taken in Light of the COVID-19 Pandemic

In light of the ongoing COVID-19 pandemic, we continue to assess PLDT’s risks, and implement measures to protect our employees, customers and trade partners.

People

Limited access to our corporate premises which was instituted in 2020 remain in effect.  We have allowed a hybrid of work from home and work on site arrangements.  To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.  For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 virus.

Among others, the following measures remain to be in place to protect our employees:

•	a vaccination program for our employees and their dependents and household members who are enrolled in the program;

•

a coronavirus online form is required to be completed by employees on a daily basis to allow us to monitor if an employee is experiencing symptoms or has been exposed to a COVID-19 patient or someone suspected to be infected;

•	instructions and guidelines issued to our trade partners on how to best deal with the COVID-19 pandemic;

•	social distancing measures implemented within our premises, and the installation of HEPA filtering devices within our facilities to improve air quality;

•

PLDT medical services provides maintenance medicines and multivitamins through our in-house clinics nationwide, and in partnership with several pharmacies.  Internal channels for 24/7 COVID-19-related assistance are also available for our workforce; and

•

advisers can be reached by our employees through the COVID-19 Employee Hotline, available from Monday to Friday from 8AM to 5PM and on weekends, to respond to questions related to internal guidelines, safety protocols and rapid testing.

Moreover, we have partnered with First Pacific Leadership Academy, whose campus located in Antipolo, Rizal has been converted into an isolation and quarantine facility, to accommodate our employees who are asymptomatic and those with mild COVID-19 symptoms.

Network and IT

Since the beginning of the COVID-19 outbreak in the Philippines, we have been closely monitoring our network traffic for usage spikes and possible congestion.  As at the date of this report, we have sufficient capacity to serve the increased needs of all our subscribers.  We have added international and domestic internet capacity, upgraded our local content delivery network, and refarmed our 2G frequencies to LTE.  We have taken steps to enhance physical security for premises in which our critical network and IT systems are kept.  We have also reinforced our cyber security to protect the network from intrusion and malicious attacks.  We have also moved essential spare parts and supplies from our remote warehouses to Metro Manila to help us undertake maintenance and repairs more efficiently.

Customer Service

We continue to provide zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our eligible PLDT Home subscribers, increased data allocations for prepaid customers, equipped our corporate customers with telecommuting solutions, and for our Overseas Filipino Workers, or OFWs, extended the duration of free calls through our Free Bee app.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

Precautionary measures at our stores such as provision for foot bath, regular sanitization and disinfection, temperature check, wearing of face masks and face shields, installation of commercial-grade air filters, and other observance of social distancing remain to be in effect.  We also made available to our customers the virtual booking appointment.  We also ensure that all our frontliners are fully vaccinated and undergo periodic COVID-19 testing.

Impact of COVID-19 Outbreak on our Operations

While work-from-home arrangements for businesses and their employees boosted demand for corporate fixed broadband and fixed wireless data services, corporate revenue growth in this period was constrained by the slump in commercial activities resulting from the imposition of various community quarantines.  During the imposition of community quarantines, network traffic grew significantly, with traffic shifting from the commercial business districts to residential areas.  To further ensure that we could handle the increased volume of data traffic, Smart reallocated its assigned 1,800 MHz frequencies from 2G to 4G/LTE.

The various community quarantines highlighted a distinct advantage of PLDT’s fully integrated fixed and wireless network architecture which allowed the seamless and efficient delivery of quality services to fixed and wireless customers.  In general, we were not significantly impacted by COVID-19 and have benefited from an increase in demand for our broadband and mobile data services.  We cannot predict whether this increase in business activity will continue during and after the pandemic, especially with the emergence of new variants of the COVID-19.  Furthermore, the government shifted its system in imposing restrictions from the community quarantine classifications to the alert level system.

Amidst this uncertainty, new opportunities for future growth have arisen.  Life under the community quarantine has pushed the rapid adoption of online and digital services as people forced to stay at home have turned to web-based collaboration tools, distance learning, online shopping and payment and e-health services, among others.  We believe our superior network and digital infrastructure has driven more data usage to both our mobile and fixed networks.  PLDT Home is ramping up its installation and repair levels and rolling out fixed wireless in areas with no fixed line or fiber connections.  Telecommunications is one of the businesses given exemption by the Inter-Agency Task Force (“IATF”) on COVID-19, allowing our installation and repair teams mobility despite the quarantine lockdowns.  Smart is gearing to capitalize on e-payments and further leverage its online distribution channels and our Enterprise vertical is driving opportunities in e-health, e-learning, telemedicine and other collaboration solutions while seeing renewed demand for data center services.  PLDT Enterprise has partnered with the national and local government units (“LGUs”) in the vaccination program by providing connectivity in vaccination centers.

Impact of Super Typhoon Odette

On December 16, 2021, parts of the Visayas and Mindanao were hit by Super Typhoon Rai (known as “Odette” in the Philippines), rendering many of the affected areas inaccessible and causing extensive electricity and communication outages.  PLDT deployed teams to the Visayas and Mindanao to restore communication services in the affected areas. To date, we have substantially restored most of the network services.

We estimated the impact of the typhoon to be approximately Php1 billion as at December 31, 2021, from the combined effect of rebates and lost revenues due to service unavailability, free load provided to our subscribers, repairs and replacement of damaged facilities, as well as loss of properties.  We have also worked with the LGUs of the affected areas and provided donations to the communities.  Our employees also participated in the relief efforts through their own donations.  We have filed insurance claims which are pending review.

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

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

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

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; (c) AGS Indonesia, which uses the Indonesian Rupiah; and (d) PLDT Malaysia Sdn Bhd, which uses the Malaysian Ringgit.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the accounting policy.

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

Total depreciation of ROU assets amounted to Php5,388 million, Php4,940 million and Php4,393 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total lease liabilities amounted to Php21,686 million and Php20,025 million as at December 31, 2021 and 2020, respectively.  See Note 10 – Leases and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment in Multisys Technologies Corporation (“Multisys”)

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

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts (“PDRs”)

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc. (“Satventures”), and indirect interest in Cignal TV, Inc. (“Cignal TV”).

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

Assessment of loss of control over VIH

The Company assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not the Company retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When the Company has less than majority of the voting rights or similar rights to an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscriptions of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PCEV lost its control over VIH and accounted for its remaining interest as investment in an associate.

As at December 31, 2021 and 2020, the Company holds 38.45% and 43.97% interest over VIH. PCEV will continue to account for its remaining interest as investment in associate.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment of PCEV in Maya Bank

The shareholders’ agreement of the Bank Holdcos requires affirmative vote of at least one director nominated by both PCEV and VIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank.  Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank, Inc. (“Maya Bank”) to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in Vega Telecom Inc. (“VTI”), Bow Arken Holdings Company (“Bow Arken”) and Brightshare Holdings, Inc. (“Brightshare”)

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc. (“Globe”) each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

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

Accounting for investment in Beacon Electric Asset Holdings, Inc. (“Beacon”) under equity method

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

PCEV entered into Share Purchase Agreement with MPIC on May 30, 2016 and June 13, 2017, to sell its equity interest in Beacon for a total consideration of Php26,200 million and Php21,800 million, respectively.  Upon closing of these sale transactions, MPIC settled portion of the considerations and the balances are being paid in annual installments until June 2021.  Prior to the final settlement, the unpaid balance from MPIC was measured at fair value using discounted cash flow valuation method and interest income were accreted over the term of the receivable.

MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.  After the full payment has been settled in June 2021, PCEV ceased to hold significant influence over Beacon.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investment of PCEV in Beacon to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the

accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2021 and 2020.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2021 and 2020.

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

Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) Act

On March 26, 2021, President Rodrigo Duterte signed into law Republic Act No. 11534, or the CREATE Act, which introduced reforms to the corporate income tax and incentives systems.  It took effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation, or on April 11, 2021.

The CREATE Act provides for the following reduction in corporate income tax rates, among others:

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

The CREATE Act was not considered substantially enacted as at December 31, 2020 and its passage into law on March 26, 2021 is considered as a non-adjusting subsequent event for 2020.  Accordingly, current and deferred taxes as at and for the year ended December 31, 2020 were computed and measured using the applicable tax rates as at December 31, 2020 (i.e. 30% RCIT / 2% MCIT) for financial reporting purposes.

Under the CREATE Act, the lower regular corporate income tax rate of 25% applies retroactively to July 1, 2020.

•

Based on the provisions of BIR Revenue Regulations (RR) No. 05-2021 dated April 8, 2021, the applicable statutory tax rate for the calendar year ended December 31, 2020 is 27.5%.  This resulted in a reduction of provision for current income tax amounting to Php485 million, which was reflected as an adjustment in the 2020 Annual Income Tax Returns; and

•

Deferred income tax assets and liabilities as at December 31, 2021 are remeasured using the applicable statutory tax rate of 25% under the CREATE Act.  This resulted in lower net deferred income tax assets and liabilities as at December 31, 2021 of Php3,125 million and additional provision for deferred income tax of Php579 million.

The above adjustments in income tax provision were recognized in the first quarter of 2021.  Meanwhile, the tax rates provided for under the CREATE Act were used for the year ended December 31, 2021.

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

Our lease liabilities amounted to Php21,686 million and Php20,025 million as at December 31, 2021 and 2020, respectively.  See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

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

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 2G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is part of our strategy to address increasing demand for data and data centric applications by moving to faster speed LTE and 5G technologies.  As a result, Smart recognized additional depreciation expense of Php1,397 million in 2021, Php1,458 million in 2020 and Php1,508 million in 2019.  Smart expects additional depreciation expense arising from the acceleration of the estimated useful lives of the affected equipment amounting to Php46 million in each of the years 2022 and 2023.

In 2019, PLDT increased its estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment. As a result, PLDT recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies.  Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost reengineering initiatives.  As a result, Smart recognized additional depreciation expense of Php1,406 million and Php3,035 million in 2021 and 2020, respectively.  Smart expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment amounting to Php1,110 million in each of the years from 2022 to 2024.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes. As a result, PLDT recognized additional depreciation expense of Php1,028 million in 2020.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements.  Additional depreciation expense recognized from these equipment amounted to Php1,138 million in 2021 and no additional depreciation expense is expected in subsequent periods.

The total depreciation and amortization of property and equipment amounted to Php46,781 million, Php42,540 million and Php35,263 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php302,736 million and Php260,868 million as at December 31, 2021 and 2020, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  As a result, the “Sun Cellular” trademark of DMPI which had been previously projected to be of continued use and was accordingly estimated to have an indefinite life was subsequently treated as having a finite life and was amortized over a period of 12 months starting August 2020.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The total amortization of intangible assets with finite lives amounted to Php2,822 million, Php2,496 million and Php758 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total carrying values of intangible assets with finite lives amounted to Php1,156 million and Php3,950 million as at December 31, 2021 and 2020, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php901 million and Php1,940 million as at December 31, 2021 and 2020, respectively.  Total consolidated provision from deferred income tax amounted to Php2,348 million, Php3,989 million and Php6,267 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php13,385 million and Php19,556 million as at December 31, 2021 and 2020, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating allowance for expected credit losses (“ECLs”)

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

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

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

Total provision for expected credit losses for trade and other receivables amounted to Php3,737 million, Php6,446 million and Php4,071 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php21,790 million and Php22,053 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total impairment losses for contract assets amounted to Php253 million, Php266 million and Php291 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,251 million and Php2,467 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses – Contract Balances to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Net consolidated pension benefit costs amounted to Php2,213 million, Php2,218 million and Php1,018 million for the years ended December 31, 2021, 2020 and 2019, respectively.  The prepaid benefit costs amounted to Php1,018 million and Php1,021 million as at December 31, 2021 and 2020, respectively.  The accrued benefit costs amounted to Php7,760 million and Php13,342 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Cycle 1 TIP

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the

Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company (“Metrobank”) through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

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

As at May 11, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 239 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  With the completion of the 2017 to 2019 annual grants, the remaining 12 thousand PLDT common shares have been transferred to the PLDT Beneficial Trust Fund on May 11, 2021.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million. The TIP is administered by the ECC of the Board.

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

The expense accrued for the TIP amounted to Php1,186 million, Php1,134 million and Php638 million for the years ended December 31, 2021, 2020 and 2019, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,186 million and Php1,134 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php2,121 million and Php2,000 million as at December 31, 2021 and 2020, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2021 amounted to Php3,067 million and Php244,568 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2020 amounted to Php3,724 million and Php217,291 million, respectively. See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2021

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2021 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income (loss) before income tax, provision for income tax, net income (loss), segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2021, 2020 and 2019.  In each of the years ended December 31, 2021, 2020 and 2019, the majority of our revenues was derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2021
Revenues	106,619	117,063	—	(30,425)	193,257
Expenses	89,172	93,370	7	(30,053)	152,496
Other income (expenses) – net	(4,647)	6,556	121	(8,637)	(6,607)
Income before income tax	12,800	30,249	114	(9,009)	34,154
Provision for (benefit from) income tax	3,366	4,103	(270)	279	7,478
Net income (loss)/Segment profit (loss)	9,434	26,146	384	(9,288)	26,676
Adjusted EBITDA	60,876	45,832	(7)	(10,801)	95,900
Adjusted EBITDA margin(1)	61%	39%	—	—	52%
Core income (loss)	13,645	26,298	(666)	(9,340)	29,937
Telco core income	13,645	25,736	192	(9,340)	30,233
For the year ended December 31, 2020(2)
Revenues	104,211	98,739	—	(21,946)	181,004
Expenses	81,569	84,717	12	(21,476)	144,822
Other income (expenses) – net	(2,940)	4,221	(923)	(3,519)	(3,161)
Income (loss) before income tax	19,702	18,243	(935)	(3,989)	33,021
Provision for (benefit from) income tax	4,536	3,734	(617)	788	8,441
Net income (loss)/Segment profit (loss)	15,166	14,509	(318)	(4,777)	24,580
Adjusted EBITDA	60,272	33,405	(12)	(7,507)	86,158
Adjusted EBITDA margin(1)	61%	34%	—	—	50%
Core income	16,440	15,463	193	(4,967)	27,129
Telco core income	17,217	13,649	2,188	(4,967)	28,087
For the year ended December 31, 2019
Revenues	96,906	89,406	—	(17,125)	169,187
Expenses	74,359	72,385	101	(17,059)	129,786
Other income (expenses) – net	(5,023)	(259)	(2,112)	329	(7,065)
Income (loss) before income tax	17,524	16,762	(2,213)	263	32,336
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss)/Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
Adjusted EBITDA	52,789	33,162	(101)	(6,035)	79,815
Adjusted EBITDA margin(1)	58%	38%	—	—	49%
Core income (loss)	13,685	12,531	(1,151)	46	25,111
Telco core income	14,063	12,531	440	46	27,080

(1)	Adjusted EBITDA margin for the year is measured as Adjusted EBITDA divided by service revenues.
(2)	Certain amounts for the year ended December 31, 2020 were reclassified to conform with the current year presentation.

Years Ended December 31, 2021 and 2020

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php193,257 million in 2021, an increase of Php12,253 million, or 7%, as compared with Php181,004 million in 2020, primarily due to higher revenues from broadband and data services in our Wireless and Fixed Line business segments, and higher revenues from voice services in our Fixed Line business segment, partially offset by lower revenues from voice and SMS services in our Wireless business segment.

Our consolidated service revenues of Php185,751 million in 2021, increased by Php12,117 million, or 7%, from Php173,634 million in 2020.  Our consolidated non-service revenues of Php7,506 million in 2021, increased by Php136 million, or 2%, from Php7,370 million in 2020.

Consolidated service revenues, net of interconnection costs, amounted to Php182,053 million in 2021, an increase of Php10,565 million, or 6%, from Php171,488 million in 2020.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2021 and 2020:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(amounts in million Php)
For the year ended December 31, 2021
Service Revenues
Wireless	99,639		(1,127)	98,512
Mobile	96,538		(919)	95,619
Fixed Wireless broadband	2,889		—	2,889
MVNO and others	212		(208)	4
Fixed Line		116,529	(29,290)	87,239
Voice		37,232	(17,010)	20,222
Data		78,576	(11,952)	66,624
Home broadband		39,723	(47)	39,676
Corporate data and ICT		38,853	(11,905)	26,948
Miscellaneous		721	(328)	393
Total Service Revenues	99,639	116,529	(30,417)	185,751
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,980	454	—	7,434
Point-product sales	—	80	(8)	72
Total Non-Service Revenues	6,980	534	(8)	7,506
Total Revenues	106,619	117,063	(30,425)	193,257
For the year ended December 31, 2020
Service Revenues
Wireless	98,170		(2,422)	95,748
Mobile	97,566		(1,977)	95,589
Fixed Wireless broadband	40		—	40
MVNO and others	564		(445)	119
Fixed Line		97,410	(19,524)	77,886
Voice		29,541	(10,057)	19,484
Data		67,183	(9,119)	58,064
Home broadband		33,045	(81)	32,964
Corporate data and ICT		34,138	(9,038)	25,100
Miscellaneous		686	(348)	338
Total Service Revenues	98,170	97,410	(21,946)	173,634
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,041	1,140	—	7,181
Point-product sales	—	189	—	189
Total Non-Service Revenues	6,041	1,329	—	7,370
Total Revenues	104,211	98,739	(21,946)	181,004

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	106,619	55	104,211	58	2,408	2
Fixed Line	117,063	61	98,739	54	18,324	19
Inter-segment transactions	(30,425)	(16)	(21,946)	(12)	(8,479)	(39)
Consolidated	193,257	100	181,004	100	12,253	7

Our consolidated revenues are further segmented by market, based on the type of customers served.  “Home” refers to household subscribers, “Individual” covers mobile wireless individual customers, “Enterprise”

encompasses business-based customers, corporate or micro, small and medium enterprises, and “International” refers to international carrier customers.

The following table shows our consolidated revenues by market segment for each of our business segments for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020(1)%		Amount	%
	(amounts in million Php)
Wireless	99,639	51	98,170	54	1,469	1
Individual	85,860	44	84,784	47	1,076	1
Home	394	—	442	—	(48)	(11)
Enterprise	9,205	5	8,142	4	1,063	13
International	4,180	2	4,802	3	(622)	(13)
Fixed Line	116,529	61	97,410	54	19,119	20
Individual	612	—	2,949	2	(2,337)	(79)
Home	47,864	25	38,601	21	9,263	24
Enterprise	45,851	24	42,341	23	3,510	8
International	22,111	12	13,414	8	8,697	65
Others	91	—	105	—	(14)	(13)
Inter-segment Transactions	(30,417)	(16)	(21,946)	(12)	(8,471)	(39)
Total Service Revenues	185,751	96	173,634	96	12,117	7
Wireless	6,980	4	6,041	4	939	16
Individual	5,675	3	4,453	3	1,222	27
Enterprise	1,289	1	1,579	1	(290)	(18)
International	16	—	9	—	7	78
Fixed Line	534	—	1,329	—	(795)	(60)
Individual	66	—	572	—	(506)	(88)
Home	237	—	190	—	47	25
Enterprise	231	—	567	—	(336)	(59)
Inter-segment Transactions	(8)	—	—	—	(8)	(100)
Total Non-Service Revenues	7,506	4	7,370	4	136	2
Total Revenues	193,257	100	181,004	100	12,253	7

(1)	Certain amounts for the year ended December 31, 2020 were reclassifed to conform with the current year presentation.

Expenses

Consolidated expenses increased by Php7,674 million, or 5%, to Php152,496 million in 2021 from Php144,822 million in 2020, primarily due to higher interconnection costs, and depreciation and amortization in our Fixed Line and Wireless business segments, as well as higher cost of sales and services in our Wireless business segment, partially offset by lower provisions in our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	89,172	59	81,569	56	7,603	9
Fixed Line	93,370	61	84,717	59	8,653	10
Others	7	—	12	—	(5)	(42)
Inter-segment transactions	(30,053)	(20)	(21,476)	(15)	(8,577)	(40)
Consolidated	152,496	100	144,822	100	7,674	5

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php6,607 million in 2021, an increase of Php3,446 million, or 109%, from Php3,161 million in 2020, primarily due to the combined effects of the following: (i) foreign exchange losses in 2021 as against foreign exchange gains in 2020 from our Fixed Line and Wireless business segments; (ii) lower equity share in net losses from our Other business segment; and (iii) gains on derivative financial instruments in 2021 as against losses on derivative financial instruments from our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2021 and 2020:

			Change
	2021	2020	Amount	%
	(amounts in million Php)
Wireless	(4,647)	(2,940)	(1,707)	(58)
Fixed Line	6,556	4,221	2,335	55
Others	121	(923)	1,044	113
Inter-segment transactions	(8,637)	(3,519)	(5,118)	(145)
Consolidated	(6,607)	(3,161)	(3,446)	(109)

Net Income

Consolidated net income increased by Php2,096 million, or 9%, to Php26,676 million in 2021 from Php24,580 million in 2020, primarily due to higher net income from our Fixed Line and Other business segments, partially offset by lower net income from our Wireless business segment.  Our consolidated basic and diluted EPS increased to Php121.76 in 2021 from Php112.12 in 2020.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2021 and 2020.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	9,434	35	15,166	62	(5,732)	(38)
Fixed Line	26,146	98	14,509	59	11,637	80
Others	384	2	(318)	(1)	702	221
Inter-segment transactions	(9,288)	(35)	(4,777)	(20)	(4,511)	(94)
Consolidated	26,676	100	24,580	100	2,096	9

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php95,900 million in 2021, an increase of Php9,742 million, or 11%, as compared with Php86,158 million in 2020, primarily due to higher Adjusted EBITDA from our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	60,876	63	60,272	70	604	1
Fixed Line	45,832	48	33,405	39	12,427	37
Others	(7)	—	(12)	—	5	42
Inter-segment transactions	(10,801)	(11)	(7,507)	(9)	(3,294)	(44)
Consolidated	95,900	100	86,158	100	9,742	11

Our consolidated Adjusted EBITDA excluding manpower rightsizing program, or MRP, amounted to Php96,169 million in 2021, an increase of Php7,386 million, or 8%, as compared with Php88,783 million in 2020.  Adjusted for the impact of Typhoon Odette, our consolidated Adjusted EBITDA excluding MRP would have been Php97,060 million, an increase of Php8,277 million, or 9% from last year.

Core Income

Our consolidated core income amounted to Php29,937 million in 2021, an increase of Php2,808 million, or 10%, as compared with Php27,129 million in 2020, mainly on account of higher Adjusted EBITDA, lower provision for income tax, and lower equity share in net losses of associates and joint ventures, partly offset by higher depreciation and amortization and financing costs, and lower other miscellaneous income.  Our consolidated basic and diluted core EPS increased to Php138.29 in 2021 from Php125.29 in 2020.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	13,645	46	16,440	60	(2,795)	(17)
Fixed Line	26,298	88	15,463	57	10,835	70
Others	(666)	(2)	193	1	(859)	(445)
Inter-segment transactions	(9,340)	(32)	(4,967)	(18)	(4,373)	(88)
Consolidated	29,937	100	27,129	100	2,808	10

Telco Core Income

Our consolidated telco core income amounted to Php30,233 million in 2021, an increase of Php2,146 million, or 8%, as compared with Php28,087 million in 2020, mainly due to higher Adjusted EBITDA and lower provision for income tax, partially offset by higher depreciation and amortization, and financing costs.  Excluding the impact of Typhoon Odette, our consolidated telco core income would have been Php31,029 million, an increase of Php2,942 million, or 10% from last year.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	13,645	45	17,217	61	(3,572)	(21)
Fixed Line	25,736	85	13,649	49	12,087	89
Others	192	1	2,188	8	(1,996)	(91)
Inter-segment transactions	(9,340)	(31)	(4,967)	(18)	(4,373)	(88)
Consolidated	30,233	100	28,087	100	2,146	8

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php106,619 million from our Wireless business segment in 2021, an increase of Php2,408 million, or 2%, from Php104,211 million in 2020.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2021 and 2020:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	96,538	90	97,566	93	(1,028)	(1)
Fixed Wireless broadband(1)	2,889	3	40	—	2,849	7,123
MVNO and others(2)	212	—	564	1	(352)	(62)
Total Wireless Service Revenues	99,639	93	98,170	94	1,469	1
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	6,980	7	6,041	6	939	16
Total Wireless Revenues	106,619	100	104,211	100	2,408	2

(1)	Includes service revenues from PHW beginning February 2021.
(2)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facility service fees.

Service Revenues

Our wireless service revenues increased by Php1,469 million, or 1%, to Php99,639 million in 2021 as compared with Php98,170 million in 2020, primarily due to higher fixed wireless broadband revenues, partly offset by lower revenues from mobile, and MVNO and other services.  As a percentage of our total wireless revenues, service revenues accounted for 93% and 94% in 2021 and 2020, respectively.

Wireless service revenues, net of interconnection costs, amounted to Php98,956 million in 2021, an increase of Php1,253 million, or 1%, from Php97,703 million in 2020.

Mobile Services

Our mobile service revenues amounted to Php96,538 million in 2021, a decrease of Php1,028 million, or 1%, from Php97,566 million in 2020.  Mobile service revenues accounted for 97% and 99% of our wireless service revenues in 2021 and 2020, respectively.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2021 and 2020:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	70,644	73	66,731	69	3,913	6
Voice	17,774	18	21,542	22	(3,768)	(17)
SMS	6,603	7	6,937	7	(334)	(5)
Inbound roaming and others(1)	1,517	2	2,356	2	(839)	(36)
Total	96,538	100	97,566	100	(1,028)	(1)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php3,913 million, or 6%, to Php70,644 million in 2021 from Php66,731 million in 2020 due to sustained growth in mobile internet usage that was mainly driven by the continued increase in demand for data connectivity.  This was further boosted by enhanced data products, and continuous network improvement, LTE migration and 5G roll-out.

Smart also launched brand campaigns to promote 5G network usage with the aggressive roll-out of over 7,000 5G sites during the year.  In 2021, Smart introduced Giga 5G promos, 5G-ready prepaid SIMs, and Signature Plans+, a postpaid line up that features unlimited 5G access.

Data services accounted for 73% and 69% of our mobile service revenues in 2021 and 2020, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2021 and 2020:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	66,320	94	62,327	93	3,993	6
Mobile broadband	2,797	4	3,171	5	(374)	(12)
Other data	1,527	2	1,233	2	294	24
Total	70,644	100	66,731	100	3,913	6

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php3,993 million, or 6%, to Php66,320 million in 2021 from Php62,327 million in 2020, primarily due to the increase in video streaming, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships.  Migration initiatives also resulted in a higher number of LTE and 5G device and data users. Smart is in the process of migrating more data subscribers to its new 5G network with even faster speeds and lower latency to open new usage possibilities.

Moreover, Smart continues to drive GigaLife App, now with over 10 million subscribers, through exclusive offerings such as Unli 5G, via Gigapoints.  Smart also launched the GigaPlay App, which provides its subscribers exclusive video access to Kpop content, international music festivals and live sports streaming such as PBA, PVL and NBA TV Philippines channel.  In December 2021, Smart launched its first pay-per-view (“PPV”) digital movie on the GigaPlay App.

Mobile internet services accounted for 69% and 64% of our mobile service revenues in 2021 and 2020, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php2,797 million in 2021, a decrease of Php374 million, or 12%, from Php3,171 million in 2020, primarily due to subscribers’ shift to fiber and fixed wireless solutions due to the prolonged pandemic and subsequent extension of community quarantine restrictions.

In August 2021, Smart launched Smart Bro Rocket SIM aimed at heavy wireless broadband users.  Smart Bro Rocket SIM provides unlimited data valid for 30 days at an introductory price of Php499.  Mobile broadband services accounted for 3% of our mobile service revenues in each of 2021 and 2020.

Other Data

Revenues from our other data services, which include value-added services, or VAS, and domestic leased lines, increased by Php294 million, or 24%, to Php1,527 million in 2021 from Php1,233 million in 2020.  The increase was primarily due to higher revenues from VAS via direct carrier billing, driven by various online activities and transactions, including mobile gaming in-app purchases and tollways reloading fees.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,768 million, or 17%, to Php17,774 million in 2021 from Php21,542 million in 2020, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services.  In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for Voice over LTE, or VoLTE, and Voice over WiFi, or VoWiFi, services which routes the voice calls through digital channels. VoLTE and VoWiFi offer better voice quality.  Mobile voice services accounted for 18% and 22% of our mobile service revenues in 2021 and 2020, respectively.

Domestic voice service revenues decreased by Php3,239 million, or 17%, to Php15,683 million in 2021 from Php18,922 million in 2020, mainly due to lower traffic from domestic outbound and inbound voice services.

International voice service revenues decreased by Php529 million, or 20%, to Php2,091 million in 2021 from Php2,620 million in 2020 resulting from lower traffic driven by the prolonged impact of the pandemic in international travel, partially offset by revenues from international voice agreement with international carriers.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php334 million, or 5%, to Php6,603 million in 2021 from Php6,937 million in 2020, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions, such as OTT services, social media, and messenger application, partially offset by the Application-to-Person (“A2P”) service revenues.  Mobile SMS services accounted for 7% of our mobile service revenues in each of 2021 and 2020.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php839 million, or 36%, to Php1,517 million in 2021 from Php2,356 million in 2020, mainly due to lower facility service fees related to fixed wireless business and lower revenues from inbound roaming services, partly offset by higher other subscriber-related income.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2021 and 2020:

			Increase (Decrease)
	2021	2020	Amount	%
	(amounts in million Php)
Mobile service revenues	96,538	97,566	(1,028)	(1)
By service type
Prepaid	76,635	75,790	845	1
Postpaid	18,386	19,420	(1,034)	(5)
Inbound roaming and others	1,517	2,356	(839)	(36)

Prepaid Mobile Revenues

Revenues generated from our mobile prepaid services amounted to Php76,635 million in 2021, an increase of Php845 million, or 1%, as compared with Php75,790 million in 2020.  Mobile prepaid service revenues accounted for 79% and 78% of mobile service revenues in 2021 and 2020, respectively.  The increase in revenues from our mobile prepaid services was attributed to higher average daily top-ups driven by the sustained growth in mobile internet usage, partially offset by a lower subscriber base.  Decline in prepaid subscribers was due to lower activations as subscribers were less mobile and more apt to use home WiFi due to the protracted pandemic.

In October 2020, we implemented the rebranding of Sun Prepaid to Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail and customer care channels, data-centric Giga offers alongside existing select Sun top-up offers.  With this development, Sun subscribers can already avail of the GigaLife bundles using Smart’s LTE network.

Postpaid Mobile Revenues

Revenues generated from our mobile postpaid services amounted to Php18,386 million in 2021, a decrease of Php1,034 million, or 5%, as compared with Php19,420 million in 2020, primarily due to a decline in the postpaid subscriber base. Mobile postpaid service revenues accounted for 19% and 20% of mobile service revenues in 2021 and 2020, respectively.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2021 and 2020:

			Increase (Decrease)
	2021	2020	Amount	%
Mobile subscriber base
Smart(1)	28,153,047	30,533,816	(2,380,769)	(8)
Prepaid	26,665,974	29,090,167	(2,424,193)	(8)
Postpaid	1,487,073	1,443,649	43,424	3
TNT	42,539,757	41,688,854	850,903	2
Sun Postpaid(1)	529,148	711,169	(182,021)	(26)
Total mobile subscribers	71,221,952	72,933,839	(1,711,887)	(2)

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers was 4.8% in each of 2021 and 2020, while the average monthly churn rates for TNT subscribers was 4.2% in each of 2021 and 2020.

The average monthly churn rates for Smart Postpaid subscribers were 1.6% and 2.3% in 2021 and 2020,

respectively.  The average monthly churn rates for Sun Postpaid subscribers were 2.5% and 3.1% in 2021 and 2020, respectively.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2021 and 2020:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2021	2020	Amount	%	2021	2020	Amount	%
	(amounts in Php)
Prepaid
Smart	123	133	(10)	(8)	104	113	(9)	(8)
TNT	98	91	7	8	84	79	5	6
Postpaid
Smart	853	844	9	1	816	813	3	—
Sun	440	386	54	14	429	375	54	14

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers in the month.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php2,889 million in 2021, an increase of Php2,849 million from Php40 million in 2020, primarily due to the transfer of PHW subscribers to Smart beginning February 2021.  In March 2021, the GigaLife App was opened to PHW, which allowed the linking of accounts between mobile and home devices and enabled a convergent solution to simplify account management and cross-selling of products.

In December 2021, Smart lauched the first prepaid 5G Home Router. Smart Bro Home WiFi 5G is a plug-and-play device that can connect up to 10 WiFi-enabled devices with a fiber-like speed of Smart 5G.

MVNO and Others

Revenues from our MVNO and other services amounted to Php212 million in 2021, a decrease of Php352 million, or 62%, from Php564 million in 2020, primarily due to lower facility service fees.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, tablets and accessories.  Our wireless non-service revenues increased by Php939 million, or 16%, to Php6,980 million in 2021 from Php6,041 million in 2020, primarily due to a higher revenue per unit of mobile handsets issued and PHW broadband routers issued in 2021.

Expenses

Expenses associated with our Wireless business segment amounted to Php89,172 million in 2021, an increase of Php7,603 million, or 9%, from Php81,569 million in 2020.  The increase was attributable to higher depreciation and amortization, cost of sales and services, selling, general and administrative expenses, asset impairment and interconnection costs, partially offset by lower provisions.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 84% and 78% in 2021 and 2020, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2021 and 2020 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	40,459	45	35,134	43	5,325	15
Selling, general and administrative expenses	36,748	41	35,731	44	1,017	3
Cost of sales and services	10,041	11	8,041	10	2,000	25
Provisions	854	1	2,026	2	(1,172)	(58)
Interconnection costs	683	1	467	1	216	46
Asset impairment	387	1	170	—	217	128
Total	89,172	100	81,569	100	7,603	9

Depreciation and amortization charges increased by Php5,325 million, or 15%, to Php40,459 million, mainly on account of higher depreciable asset base resulting from significant capitalization, combined with higher depreciation of right-of-use asset.

Selling, general and administrative expenses increased by Php1,017 million, or 3%, to Php36,748 million, primarily due to higher expenses related to repairs and maintenance, professional and other contracted services, amortization of intangibles, and rent, partly offset by lower expenses related to taxes and licenses, selling and promotions, and compensation and employee benefits.

Cost of sales and services increased by Php2,000 million, or 25%, to Php10,041 million, primarily due to a higher number of units issued and higher average cost per unit for mobile handsets, as well as the cost of PHW broadband routers issued in 2021.

Provisions decreased by Php1,172 million, or 58%, to Php854 million, primarily due to lower provision for expected credit losses mainly on account of last year’s provisions related to extended credit arrangements driven by the impact of the pandemic.

Interconnection costs increased by Php216 million, or 46%, to Php683 million, primarily due to higher interconnection costs on A2P, messaging transactions and international data services.

Asset impairment, increased by Php217 million, or 128%, to Php387 million primarily due to impairment charges on certain network equipment damaged by Typhoon Odette.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2021 and 2020:

			Change
	2021	2020	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Financing costs – net	(7,551)	(6,886)	(665)	(10)
Foreign exchange gains (losses) – net	(1,541)	431	(1,972)	(458)
Interest income	355	537	(182)	(34)
Gains (losses) on derivative financial instruments – net	550	(126)	676	537
Other income – net	3,540	3,104	436	14
Total	(4,647)	(2,940)	(1,707)	(58)

Our Wireless business segment’s other expenses – net amounted to Php4,647 million in 2021, an increase of Php1,707 million, or 58%, from Php2,940 million in 2020, primarily due to the combined effects of the following: (i) foreign exchange losses of Php1,541 million in 2021 as against foreign exchange gains of Php431 million in 2020, mainly on account of revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar in 2021 as against the appreciation of the Philippine peso relative to the U.S. dollar in 2020; (ii) higher net financing costs by Php665 million mainly due to higher accretion on lease liabilities; (iii) lower interest income by Php182 million; (iv) higher other income – net by Php436 million; and (v) net gains on derivative financial instruments of Php550 million in 2021 as against net losses on derivative financial instruments of Php126 million in 2020 due to the depreciation of the Philippine peso relative to the U.S. dollar in 2021 as against the appreciation of the Philippine peso relative to the U.S. dollar in 2020.

Provision for Income Tax

Provision for income tax amounted to Php3,366 million in 2021, a decrease of Php1,170 million, or 26%, from Php4,536 million in 2020, mainly due to lower taxable income and lower corporate income tax rate under the CREATE Act, partly offset by the net unfavorable impact of CREATE adjustments for prior year deferred tax assets booked in the first quarter of 2021.

Net Income

As a result of the foregoing, our Wireless business segment’s net income decreased by Php5,732 million, or 38%, to Php9,434 million in 2021 from Php15,166 million in 2020.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php604 million, or 1%, to Php60,876 million in 2021 from Php60,272 million in 2020.  Adjusted EBITDA margin remained at 61% in 2021 and 2020.

Core Income

Our Wireless business segment’s core income decreased by Php2,795 million, or 17%, to Php13,645 million in 2021 from Php16,440 million in 2020, mainly on account of higher depreciation and amortization and financing costs, partially offset by higher Adjusted EBITDA and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php117,063 million in 2021, an increase of Php18,324 million, or 19%, from Php98,739 million in 2020.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2021 and 2020:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	78,576	67	67,183	68	11,393	17
Voice	37,232	32	29,541	30	7,691	26
Miscellaneous	721	1	686	1	35	5
	116,529	100	97,410	99	19,119	20
Non-Service Revenues:
Sale of computers, phone units and point-product sales	534	—	1,329	1	(795)	(60)
Total Fixed Line Revenues	117,063	100	98,739	100	18,324	19

Service Revenues

Our fixed line service revenues increased by Php19,119 million, or 20%, to Php116,529 million in 2021 from Php97,410 million in 2020, primarily due to higher revenues from our data and voice services.  As a percentage of our total fixed line revenues, service revenues accounted for 100% and 99% in 2021 and 2020, respectively.

Fixed Line service revenues, net of interconnection costs, amounted to Php96,522 million in 2021, an increase of Php10,827 million, or 13%, from Php85,695 million in 2020.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php78,576 million in 2021, an increase of

Php11,393 million, or 17%, from Php67,183 million in 2020, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services.  The percentage contribution of this service segment to our fixed line service revenues accounted for 67% and 69% in 2021 and 2020, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2021 and 2020:

			Increase
	2021	2020	Amount	%
	(amounts in million Php)
Data service revenues	78,576	67,183	11,393	17
Home broadband	39,723	33,045	6,678	20
Corporate data and ICT	38,853	34,138	4,715	14

Home Broadband

Home broadband data revenues amounted to Php39,723 million in 2021, an increase of Php6,678 million, or 20%, from Php33,045 million in 2020.  This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr), which the company is providing through the nationwide roll-out of its fiber-to-the-home, or FTTH, network and its existing copper network, which is progressively being upgraded to fiber.  Home broadband revenues accounted for 51% and 49% of fixed line data service revenues in 2021 and 2020, respectively.  PLDT’s FTTH nationwide network roll-out has reached over 13.9 million homes passed as of December 31, 2021, while the number of ports has grown to 5.8 million.

Corporate Data and ICT

Corporate data services amounted to Php32,333 million in 2021, an increase of Php4,223 million, or 15%, as compared with Php28,110 million in 2020, mainly due to the sustained demand for broadband internet and data networking services.  Corporate data revenues accounted for 41% and 42% of fixed line data services in 2021 and 2020, respectively.

ICT revenues increased by Php492 million, or 8%, to Php6,520 million in 2021 from Php6,028 million in 2020, mainly due to higher revenues from data center, cloud and managed IT services, partially offset by lower revenues from cyber security services.  The percentage contribution of this service segment to our total data service revenues accounted for 8% and 9% in 2021 and 2020, respectively.

Voice Services

Revenues from our voice services increased by Php7,691 million, or 26%, to Php37,232 million in 2021 from Php29,541 million in 2020, primarily due to higher revenues from international services of PLDT Global, partly offset by lower revenues from local exchange and domestic services.  The decline in local exchange and domestic services was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as subscribers’ shift to mobile services.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 32% and 30% in 2021 and 2020, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues increased by Php35 million, or 5%, to Php721 million in 2021 from Php686 million in 2020.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% in each of 2021 and 2020.

Non-service Revenues

Non-service revenues decreased by Php795 million, or 60%, to Php534 million in 2021 from Php1,329 million in 2020, primarily due to lower sale of PHW broadband routers, managed ICT equipment, and computer bundles, partially offset by sale of Home WiFi mesh in 2021.

Expenses

Expenses related to our Fixed Line business segment totaled Php93,370 million in 2021, an increase of Php8,653 million, or 10%, as compared with Php84,717 million in 2020.  The increase was primarily due to higher interconnection costs, depreciation and amortization, and selling, general and administrative expenses, partly offset by lower provisions, cost of sales and services, and asset impairment.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 80% and 86% in 2021 and 2020, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2021 and 2020 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	44,051	47	43,860	52	191	—
Depreciation and amortization	22,139	24	19,383	23	2,756	14
Interconnection costs	20,007	21	11,715	14	8,292	71
Provisions	3,729	4	5,394	6	(1,665)	(31)
Cost of sales and services	3,430	4	4,269	5	(839)	(20)
Asset impairment	14	—	96	—	(82)	(85)
Total	93,370	100	84,717	100	8,653	10

Selling, general and administrative expenses increased by Php191 million to Php44,051 million primarily due to higher expenses related to repairs and maintenance, selling and promotions, and rent, partly offset by lower compensation and employee benefits on account of lower MRP, and professional and other contracted services.

Depreciation and amortization charges increased by Php2,756 million, or 14%, to Php22,139 million mainly on account of higher depreciable asset base, combined with higher depreciation of right-of-use asset.

Interconnection costs increased by Php8,292 million, or 71%, to Php20,007 million, primarily due to higher international interconnection costs of PLDT Global.

Provisions decreased by Php1,665 million, or 31%, to Php3,729 million, primarily due to lower provision for expected credit losses mainly due to the improvement in collection rate.

Cost of sales and services decreased by Php839 million, or 20%, to Php3,430 million, primarily due to lower cost of PHW broadband routers, managed ICT equipment, and computer bundles, partially offset by the cost of Home WiFi mesh in 2021.

Asset impairment, consisting mainly of impairment of contract assets, decreased by Php82 million, or 85%, to Php14 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2021 and 2020:

			Change
	2021	2020	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains (losses) on derivative financial instruments – net	850	(270)	1,120	415
Interest income	275	636	(361)	(57)
Equity share in net earnings of associates	103	50	53	106
Foreign exchange gains (losses) – net	(2,433)	1,153	(3,586)	(311)
Financing costs – net	(6,029)	(6,059)	30	—
Other income – net	13,790	8,711	5,079	58
Total	6,556	4,221	2,335	55

Our Fixed Line business segment’s other income amounted to Php6,556 million in 2021, an increase of Php2,335 million, or 55%, from Php4,221 million in 2020, primarily due to the combined effects of the following:
(i) higher other income – net by Php5,079 million mainly due to PLDT’s higher dividend income from Smart and gain on sale of PHW subscribers in 2021, as against the gain on sale and leaseback of Smart Headquarters in 2020; (ii) net gains on derivative financial instruments of Php850 million in 2021 as against net losses on derivative financial instruments of Php270 million in 2020 due to the depreciation of the Philippine peso relative to the U.S. dollar in 2021 as against the appreciation of the Philippine peso relative to the U.S. dollar in 2020;
(iii) lower net financing costs by Php30 million; (iv) higher equity share in net earnings of associates and joint ventures by Php53 million; (v) lower interest income by Php361 million; and (vi) net foreign exchange losses of Php2,433 million in 2021 as against net foreign exchange gains of Php1,153 million in 2020 mainly on account of revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar in 2021 as against the appreciation of the Philippine peso relative to the U.S. dollar in 2020.

Provision for Income Tax

Provision for income tax amounted to Php4,103 million in 2021, an increase of Php369 million, or 10%, from Php3,734 million in 2020, mainly due to higher taxable income, partly offset by the impact of lower corporate income tax under the CREATE Act, as well as the net favorable impact of 2020 income tax retroactive adjustment, per Revenue Regulations (RR) No. 5-2021, recognized in the first quarter of 2021.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php26,146 million in 2021, an increase of Php11,637 million, or 80%, as compared with Php14,509 million in 2020.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php12,427 million, or 37%, to Php45,832 million in 2021 from Php33,405 million in 2020.  Adjusted EBITDA margin increased to 39% in 2021 from 34% in 2020.

Core Income

Our Fixed Line business segment’s core income increased by Php10,835 million, or 70%, to Php26,298 million in 2021 from Php15,463 million in 2020, primarily due to higher Adjusted EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and provision for income tax.

Others

Revenues

Revenues generated from our Other business segment amounted to nil in each of 2021 and 2020.

Expenses

Expenses related to our Other business segment decreased by Php5 million, or 42%, to Php7 million in 2021 from Php12 million in 2020.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2021 and 2020:

			Change
	2021	2020	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Foreign exchange gains (losses) – net	49	(48)	97	202
Interest income	26	92	(66)	(72)
Gains on derivative financial instruments – net	—	18	(18)	(100)
Financing costs – net	—	(55)	55	100
Equity share in net losses of associates and joint ventures	(1,204)	(2,378)	1,174	49
Other income – net	1,250	1,448	(198)	(14)
Total	121	(923)	1,044	113

Our Other business segment’s other income amounted to Php121 million in 2021, a change of Php1,044 million from other expenses of Php923 million in 2020, primarily due to the combined effects of the following: (i) lower equity share in net losses of associates and joint ventures by Php1,174 million mainly due to higher equity share in net earnings in Vega Telecom Inc. on account of the favorable impact of CREATE adjustment on the unamortized deferred tax liability component of the investment; (ii) net foreign exchange gains of Php49 million in 2021 as against net foreign exchange losses of Php48 million in 2020; (iii) lower interest income by Php66 million; and (iv) lower other income – net by Php198 million.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net income of Php384 million in 2021, a change of Php702 million as against net loss of Php318 million in 2020.

Core Income (Loss)

Our Other business segment’s core loss amounted to Php666 million in 2021, a change of Php859 million as against core income of Php193 million in 2020.

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

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2020 and 2019:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(amounts in million Php)
For the year ended December 31, 2020
Service Revenues
Wireless	98,170		(2,422)	95,748
Mobile	97,566		(1,977)	95,589
Home Broadband	40		—	40
MVNO and others	564		(445)	119
Fixed Line		97,410	(19,524)	77,886
Data		67,183	(9,119)	58,064
Corporate data and ICT		34,138	(9,038)	25,100
Home broadband		33,045	(81)	32,964
Voice		29,541	(10,057)	19,484
Miscellaneous		686	(348)	338
Total Service Revenues	98,170	97,410	(21,946)	173,634
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	6,041	1,140	—	7,181
Point-product sales	—	189	—	189
Total Non-Service Revenues	6,041	1,329	—	7,370
Total Revenues	104,211	98,739	(21,946)	181,004
For the year ended December 31, 2019
Service Revenues
Wireless	90,661		(2,418)	88,243
Mobile	88,865		(1,042)	87,823
Home Broadband	85		—	85
MVNO and others	1,711		(1,376)	335
Fixed Line		87,819	(14,707)	73,112
Data		60,764	(7,977)	52,787
Corporate data and ICT		32,315	(7,835)	24,480
Home broadband		28,449	(142)	28,307
Voice		26,267	(6,377)	19,890
Miscellaneous		788	(353)	435
Total Service Revenues	90,661	87,819	(17,125)	161,355
Non-Service Revenues
Sale of computers, phone units, mobile handsets and SIM-packs	6,245	1,223	(30)	7,438
Point-product sales	—	364	30	394
Total Non-Service Revenues	6,245	1,587	-	7,832
Total Revenues	96,906	89,406	(17,125)	169,187

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	104,211	58	96,906	57	7,305	8
Fixed line	98,739	54	89,406	53	9,333	10
Inter-segment transactions	(21,946)	(12)	(17,125)	(10)	(4,821)	(28)
Consolidated	181,004	100	169,187	100	11,817	7

Our consolidated revenues are further segmented by market, based on the type of customers served.  “Home” refers to household subscribers, “Individual” covers mobile wireless individual customers, “Enterprise” encompasses business-based customers, corporate or otherwise, and “International” refers to international carrier customers.

					Change
	2020(1)%		2019	%	Amount	%
	(amounts in million Php)
Wireless	98,170	54	90,661	54	7,509	8
Individual	84,784	47	73,843	44	10,941	15
Home	442	—	1,917	1	(1,475)	(77)
Enterprise	8,142	4	6,847	4	1,295	19
International	4,802	3	8,054	5	(3,252)	(40)
Fixed Line	97,410	54	87,819	52	9,591	11
Individual	2,949	2	—	—	2,949	100
Home	38,601	21	37,344	22	1,257	3
Enterprise	42,341	23	41,091	24	1,250	3
International	13,414	8	9,201	6	4,213	46
Others	105	—	183	—	(78)	(43)
Inter-segment Transactions	(21,946)	(12)	(17,125)	(10)	(4,821)	28
Total Service Revenues	173,634	96	161,355	96	12,279	8
Wireless	6,041	4	6,245	3	(204)	(3)
Individual	4,453	3	4,276	2	177	4
Enterprise	1,579	1	1,959	1	(380)	(19)
International	9	—	10	—	(1)	(10)
Fixed Line	1,329	—	1,587	1	(258)	(16)
Individual	572	—	—	—	572	100
Home	190	—	928	1	(738)	(80)
Enterprise	567	—	659	—	(92)	(14)
Total Non-Service Revenues	7,370	4	7,832	4	(462)	(6)
Total Revenues	181,004	100	169,187	100	11,817	7
(1)	Certain amounts for the year ended December 31, 2020 were reclassifed to conform with the current year presentation.

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

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	81,569	56	74,359	57	7,210	10
Fixed line	84,717	59	72,385	56	12,332	17
Others	12	—	101	—	(89)	(88)
Inter-segment transactions	(21,476)	(15)	(17,059)	(13)	(4,417)	(26)
Consolidated	144,822	100	129,786	100	15,036	12

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

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	15,166	62	13,101	58	2,065	16
Fixed line	14,509	59	11,421	50	3,088	27
Others	(318)	(1)	(1,769)	(8)	1,451	82
Inter-segment transactions	(4,777)	(20)	33	—	(4,810)	(14,576)
Consolidated	24,580	100	22,786	100	1,794	8

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

Core Income

Our consolidated core income amounted to Php27,129 million in 2020, an increase of Php2,018 million, or 8%, as compared with Php25,111 million in 2019 mainly on account of higher Adjusted EBITDA and other miscellaneous income, partly offset by higher depreciation and amortization and financing costs, as well as higher equity share in net losses.  Our consolidated basic and diluted core EPS increased to Php125.29 in 2020 from Php115.95 in 2019.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	16,440	60	13,685	55	2,755	20
Fixed line	15,463	57	12,531	50	2,932	23
Others	193	1	(1,151)	(5)	1,344	117
Inter-segment transactions	(4,967)	(18)	46	—	(5,013)	(10,898)
Consolidated	27,129	100	25,111	100	2,018	8

Our consolidated telco core income amounted to Php28,087 million in 2020, an increase of Php1,007 million, or 4%, as compared with Php27,080 million in 2019 mainly due to higher Adjusted EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and financing costs.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	17,217	61	14,063	52	3,154	22
Fixed line	13,649	49	12,531	46	1,118	9
Others	2,188	8	440	2	1,748	397
Inter-segment transactions	(4,967)	(18)	46	—	(5,013)	(10,898)
Consolidated	28,087	100	27,080	100	1,007	4

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,211 million from our Wireless business segment in 2020, an increase of Php7,305 million, or 8%, from Php96,906 million in 2019.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	97,566	93	88,865	92	8,701	10
Home broadband	40	—	85	—	(45)	(53)
MVNO and others(1)	564	1	1,711	2	(1,147)	(67)
Total Wireless Service Revenues	98,170	94	90,661	94	7,509	8

Non-Service Revenues:
Sale of mobile handsets and broadband data modems	6,041	6	6,245	6	(204)	(3)
Total Wireless Revenues	104,211	100	96,906	100	7,305	8

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

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

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	62,327	93	48,399	91	13,928	29
Mobile broadband	3,171	5	3,547	7	(376)	(11)
Other data	1,233	2	902	2	331	37
Total	66,731	100	52,848	100	13,883	26

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

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

Subscriber Base, ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
Mobile subscriber base
Smart(1)	30,533,816	27,335,602	3,198,214	12
Prepaid	29,090,167	25,866,195	3,223,972	12
Postpaid	1,443,649	1,469,407	(25,758)	(2)
TNT	41,688,854	38,308,363	3,380,491	9
Sun(1)	711,169	7,474,190	(6,763,021)	(90)
Prepaid(2)	—	6,547,231	(6,547,231)	(100)
Postpaid	711,169	926,959	(215,790)	(23)
Total mobile subscribers	72,933,839	73,118,155	(184,316)	—

(1)	Includes mobile broadband subscribers.
(2)	Beginning October 2020, Sun Prepaid was rebranded as Smart Prepaid.

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

The following table summarizes our average monthly ARPUs for the years ended December 31, 2020 and 2019:

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

Expenses

Expenses associated with our Wireless business segment amounted to Php81,569 million in 2020, an increase of Php7,210 million, or 10%, from Php74,359 million in 2019.  The increase was mainly attributable to higher depreciation and amortization, selling, general and administrative expenses, and provisions, partially offset by lower interconnection costs, and cost of sales and services.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 78% and 77% in 2020 and 2019, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	35,731	44	32,009	43	3,722	12
Depreciation and amortization	35,134	43	29,484	40	5,650	19
Cost of sales and services	8,041	10	9,324	13	(1,283)	(14)
Provisions	2,026	2	1,011	1	1,015	100
Interconnection costs	467	1	2,409	3	(1,942)	(81)
Asset impairment	170	—	122	—	48	39
Total	81,569	100	74,359	100	7,210	10

Selling, general and administrative expenses increased by Php3,722 million, or 12%, to Php35,731 million, primarily due to higher expenses related to amortization of intangible assets mainly on account of trademark amortization, taxes and licenses, selling and promotions, and rent, partly offset by lower expenses related to professional and other contracted services, compensation and employee benefits, and communication, training and travel.

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

Provision for Income Tax

Provision for income tax amounted to Php4,536 million in 2020, an increase of Php113 million, or 3%, from Php4,423 million in 2019.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php2,065 million, or 16%, to Php15,166 million in 2020 from Php13,101 million in 2019.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php7,483 million, or 14%, to Php60,272 million in 2020 from Php52,789 million in 2019.  Adjusted EBITDA margin increased to 61% in 2020 from 58% in 2019.

Core Income

Our Wireless business segment’s core income increased by Php2,755 million, or 20%, to Php16,440 million in 2020 from Php13,685 million in 2019, mainly on account of higher Adjusted EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and net financing costs.

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

ICT revenues increased by Php394 million, or 7%, to Php6,028 million in 2020 from Php5,634 million in 2019 mainly due to higher revenues from data centers, cloud and cyber security services.  The percentage contribution of this service segment to our total data service revenues accounted for 9% in each of the years ended December 31, 2020 and 2019.

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

Non-service Revenues

Non-service revenues decreased by Php258 million, or 16%, to Php1,329 million in 2020 from Php1,587 million in 2019, primarily due to lower sale of hardware, Telpad units, and computer bundles, partially offset by higher sale of PHW and managed ICT equipment.

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

Cost of sales and services increased by Php157 million, or 4%, to Php4,269 million, primarily due to higher cost of sale of PHW and managed ICT equipment, partly offset by lower cost of services, as well as lower cost of hardware, Telpad units and computer bundles.

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

Core Income

Our Fixed Line business segment’s core income increased by Php2,932 million, or 23%, to Php15,463 million in 2020 from Php12,531 million in 2019, primarily due to higher Adjusted EBITDA and other miscellaneous income, as well as lower provision for income tax, partially offset by higher depreciation and amortization, and net financing costs.

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

Capital Expenditure Plans

We are one of the the leading telecommunications and digital services providers in the Philippines.  We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our current estimate for our consolidated capital expenditures in 2022 is approximately Php76 billion to Php80 billion, which is expected to be spent on network maintenance and expansion and IT projects, mainly to support the exponential rise in mobile data traffic, and for broadband installations.  Our capital spending is focused on our objective of supporting the changing demand profile of our customers, allowing the delivery of a superior customer experience, and helping corporate customers revive their businesses.

We plan to expand our LTE and 5G network in line with our desire to provide coverage to substantially all of the country’s cities and municipalities by the end of 2022.  We intend to expand and upgrade our fixed access networks for cable fortification and resiliency in various locations.  The expansion of our national and domestic networks is intended to follow the roll-out of our access networks.

We also plan to continue the transformation of our service delivery platforms and IT in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

Our capital expenditure budget includes projects addressing the following objectives:

(1)Commercial expansion of capacity and footprint of our wired and wireless services, as well as new platforms to expand service offerings;

(2)Technical transformation of the PLDT Group’s service delivery platform in order to realize operating and cost efficiencies, provision of greater resilience and redundancy for the network, and investments in additional cable systems;

(3)Continuing investments to expand our LTE and 5G coverage; and

(4)IT/Support Systems –upgrade of our IT and support systems.

We expect to fund incremental capital expenditures from internally generated funds, loan financing, and proceeds from sale of non-strategic assets.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2021, 2020 and 2019 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2021 and 2020:

	2021	2020	2019
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	91,970	85,076	69,392
Net cash flows used in investing activities	(103,640)	(68,669)	(84,316)
Payment for purchase of property and equipment, including capitalized interest	(103,977)	(78,100)	(89,701)
Net cash flows provided by (used in) financing activities	(4,904)	463	(11,613)
Net increase (decrease) in cash and cash equivalents	(16,330)	15,868	(27,285)

	2021	2020
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	241,075	205,195

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	11,482	17,570
Total interest-bearing financial liabilities	252,557	222,765
Total equity attributable to equity holders of PLDT	123,216	115,408
	375,773	338,173
Other Selected Financial Data
Total assets	626,328	575,846
Property and equipment	302,736	260,868
Cash and cash equivalents	23,907	40,237
Short-term investments	2,241	989

Our consolidated cash and cash equivalents and short-term investments totaled Php26,148 million as at December 31, 2021.  Principal sources of consolidated cash and cash equivalents in 2021 were cash flows from operating activities amounting to Php91,970 million, proceeds from availment of long-term debt of Php51,500 million, proceeds from maturity of short-term investments of Php2,518 million, proceeds from disposal of property and equipment of Php1,217 million, interest received of Php714 million and proceeds from disposal of Phunware shares of Php482 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php103,977 million; (2) long-term debt principal and interest payments of Php22,565 million and Php8,922 million, respectively; (3) cash dividend payments of Php17,712 million; (4) settlement of obligations under lease liabilities of Php6,547 million; (5) payment for purchase of short-term investments of Php3,847 million; and (6) payment for acquisition of investments in associates and joint ventures of Php1,754 million, mainly PCEV’s additional investment in VIH’s preferred shares.

Our consolidated cash and cash equivalents and short-term investments totaled Php41,226 million as at December 31, 2020.  Principal sources of consolidated cash and cash equivalents in 2020 were cash flows from operating activities amounting to Php85,076 million, proceeds from availment of long-term and short-term debts of Php61,271 million and Php10,000 million, respectively, proceeds from disposal of property and equipment of Php5,830 million, proceeds from maturity of short-term investments of Php4,375 million, proceeds from collection of Metro Pacific Investments Corporation, or MPIC, receivables of Php2,826 million, proceeds from disposal of Rocket Internet shares of Php2,127 million and interest received of Php1,106 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php78,100 million; (2) long-term debt principal and interest payments of Php28,365 million and Php8,348 million, respectively; (3) cash dividend payments of Php16,721 million; (4) payment of short-term debt of Php10,000 million; (5) settlement of obligations under lease liabilities of Php5,781 million; (6) payment for purchase of short-term investments of Php5,147 million; and (7) payment for purchase of investment in debt securities of Php1,194 million.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months and in the long-term; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

See Note 28 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion on our financing requirements.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php6,894 million, or 8%, to Php91,970 million in 2021 from Php85,076 million in 2020, primarily due to lower level of settlement of accounts payable, and higher operating income, partially offset by higher prepayments, higher level of settlement of accrued expenses and other current liabilities, and other noncurrent liabilities, higher pension and other employee benefits, and lower level of collection of receivables.

Our consolidated net cash flows provided by operating activities increased by Php15,684 million, or 23%, to Php85,076 million in 2020 from Php69,392 million in 2019, primarily due to lower prepayments, higher operating income, lower pension and other employee benefits, and lower level of settlement of other noncurrent liabilities and accrued expenses and other current liabilities, partially offset by higher level of settlement of accounts payable.

Cash flows provided by operating activities of our Wireless business segment increased by Php12,780 million, or 26%, to Php62,853 million in 2021 from Php50,073 million in 2020, primarily due to lower level of settlement of accounts payable, and higher operating income, partially offset by higher prepayments and higher level of settlement of accrued expenses and other current liabilities.  Cash flows provided by operating activities of our Fixed Line business segment increased by Php7,440 million, or 21%, to Php43,011 million in 2021 from Php35,571 million in 2020, primarily due to higher operating income, lower level of settlement of accounts payable and higher level of collection of receivables, partially offset by higher pension and other employee benefits, higher prepayments and higher level of settlement of accrued expenses and other current liabilities.  Cash flows used in operating activities of our Other business segment amounted to Php631 million in 2021 as against cash flows provided by operating activities of Php10,174 million in 2020, primarily due to operating loss in 2021 as against operating income in 2020, and higher level of settlement of accounts payable, partially offset by higher level of collection of receivables.

Cash flows provided by operating activities of our Wireless business segment increased by Php5,823 million, or 13%, to Php50,073 million in 2020 from Php44,250 million in 2019, primarily due to lower prepayments and lower level of settlement of other noncurrent liabilities and accrued expenses and other current liabilities, partially offset by higher level of settlement of accounts payable and lower level of collection of receivables.  Cash flows provided by operating activities of our Fixed Line business segment increased by Php15,270 million, or 75%, to Php35,571 million in 2020 from Php20,301 million in 2019 primarily due to lower pension and other employee benefits, lower level of settlement of accounts payable, higher operating income, and lower prepayments, partially offset by lower level of collection of receivables.  Cash flows provided by operating activities of our Other business segment amounted to Php10,174 million in 2020, as against cash flows used in operating activities of Php379 million in 2019, primarily due to higher operating income and lower level of settlement of accounts payables, partially offset by lower level of collection of receivables.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php103,640 million in 2021, an increase of Php34,971 million, or 51%, from Php68,669 million in 2020, primarily due to the combined effects of the following: (1) higher payment for purchase of property and equipment, including capitalized interest, by Php25,877 million; (2) lower proceeds from disposal of property and equipment by Php4,613 million; (3) lower level of collection of MPIC receivables by Php2,656 million; (4) proceeds from disposal of Phunware shares in 2021 of Php482 million as compared with proceeds from disposal of Rocket Internet shares of Php2,017 million in 2020; (5) higher payment for acquisition of investments in associates and joint ventures by Php1,355 million;

and (6) net proceeds from redemption of investment in debt securities of Php589 million in 2021 as against net payment for purchase of investment in debt securities of Php1,044 million in 2020.

Consolidated net cash flows used in investing activities amounted to Php68,669 million in 2020, a decrease of Php15,647 million, or 19%, from Php84,316 million in 2019, primarily due to the combined effects of the following: (1) lower payment for purchase of property and equipment, including capitalized interest, by Php11,601 million; (2) higher proceeds from disposal of property and equipment by Php5,606 million; (3) higher proceeds from disposal of Rocket internet shares by Php1,106 million; (4) higher level of collection of MPIC receivables by Php1,055 million; (5) lower interest received by Php617 million; (6) net payment for purchase of investment in debt securities of Php1,044 million in 2020; and (7) net payment for purchase of short-term investment of Php772 million in 2020 as against net proceeds from maturity of short-term investments of Php843 million in 2019.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2021 totaled Php103,977 million, an increase of Php25,877 million, or 33%, as compared with Php78,100 million in 2020.  Smart’s payment for purchase of property and equipment, including capitalized interest, increased by Php10,420 million, or 27%, to Php49,216 million in 2021 from Php38,795 million in 2020.  Smart’s capex spending was primarily focused on LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide.  PLDT’s payment for purchase of property and equipment, including capitalized interest, increased by Php14,548 million, or 38%, to Php52,839 million in 2021 from Php38,291 million in 2020.  PLDT’s capex spending was used to finance fixed line install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of our international submarine cable network.  The balance represents other subsidiaries’ capital spending.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2020 totaled Php78,100 million, a decrease of Php11,601 million, or 13%, as compared with Php89,701 million in 2019.  Smart’s payment for purchase of property, including capitalized interest, decreased by Php15,307 million, or 28%, to Php38,795 million in 2020 from Php54,102 million in 2019.  Smart’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity, and rollout of 5G base stations in key business districts of Metro Manila, and key cities in Visayas and Mindanao.  PLDT’s payment for purchase of property, including capitalized interest, increased by Php4,332 million, or 13%, to Php38,291 million in 2020 from Php33,959 million in 2019.  PLDT’s capex spending was used to finance the fixed line expansion, modernization and upgrade of transport network, continuous expansion of fiber optic footprint nationwide, and expansion of our international submarine cable network.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php4,904 million in 2021, as against cash flows provided by financing activities of Php463 million in 2020, primarily due to the combined effects of the following: (1) lower proceeds from availment of long term debt by Php9,771 million; (2) higher cash dividends paid by Php991 million; (3) higher settlement of obligations under lease liabilities by Php766 million; (4) higher interest paid by Php574 million; and (5) lower payments of long-term debt by Php5,800 million.

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

See Note 28 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion on our treasury policies and objectives in terms of the manner in which treasury activities are controlled.

Debt Financing

Proceeds from availment of long-term debt in 2021 amounted to Php51,500 million, mainly from PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations and financing of capital expenditure requirements.  Payments of principal, including prepayments of Php4,783 million, amounted to Php22,565 million while payments of interest on our total debt amounted to Php8,891 million in 2021.

Proceeds from availment of long-term and short-term debts in 2020 amounted to Php61,271 million and Php10,000 million, respectively, mainly from PLDT’s issuance of fixed rate U.S. Dollar notes and PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations, prepayment of outstanding loans and financing of capital expenditure requirements.  Payments of principal on our long-term and short-term debts in 2020 amounted to Php28,365 million and Php10,000 million, respectively, while payment of interest amounted to Php8,348 million.

Our consolidated long-term debt increased by Php29,792 million, or 13%, to Php252,557 million as at December 31, 2021 from Php222,765 million as at December 31, 2020, primarily due to drawings from our long-term facilities, partially offset by debt amortizations and prepayments.  As at December 31, 2021, PLDT’s long-term debt level increased by Php13,006 million, or 9%, to Php157,007 million from Php144,001 million as at December 31, 2020, while Smart’s long-term debt level increased by Php16,786 million, or 21%, to Php95,550 million from Php78,764 as at December 31, 2020.

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

Consolidated cash dividend payments paid to shareholders amounted to Php17,712 million, Php16,721 million, and Php15,592 million as at December 31, 2021, 2020 and 2019, respectively.

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2021 and 2020:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
2021
Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 26, 2021	February 22, 2021	March 15, 2021	—	12
	May 6, 2021	May 21, 2021	June 15, 2021	—	13
	August 5, 2021	August 20, 2021	September 15, 2021	—	12
	November 4, 2021	November 19, 2021	December 15, 2021	—	12

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
	June 8, 2021	June 24, 2021	July 15, 2021	—	2
	August 26, 2021	September 13, 2021	October 15, 2021	—	2
	December 7, 2021	December 23, 2021	January 15, 2022	—	3
Charged to Retained Earnings					17,776

2020
Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021	—	3
Charged to Retained Earnings					16,695

(1)	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2021 are detailed as follows:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
Common Stock
Regular Dividend
	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
Charged to Retained Earnings					9,089

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

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale.  CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.  As at March 22, 2022, there has been no change in the credit rating issued by CRISP.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2021, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at December 31, 2021.

Item 5E. Critical Accounting Estimates

Not applicable.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at February 28, 2022 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	75	November 24, 1998 to present
Manuel L. Argel, Jr.	72	January 28, 2020 to present
Helen Y. Dee	77	June 18, 1986 to present
Albert F. del Rosario	82	July 11, 2016 to present
Ray C. Espinosa	65	November 24, 1998 to present
James L. Go	82	November 3, 2011 to present
Kazuyuki Kozu	48	July 6, 2021 to present
Bernido H. Liu(1)	59	September 28, 2015 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban(1)	85	April 23, 2013 to present
Alfredo S. Panlilio	58	June 8, 2021 to present
Bernadine T. Siy(1)	63	June 8, 2021 to present
Naoki Wakai	56	August 26, 2021 to present
Marife B. Zamora	69	November 14, 2016 to present
(1)	Independent Director.

The name, age, position and period of service of the executive officers of PLDT as at February 28, 2022 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Alfredo S. Panlilio	58	President and CEO	June 8, 2021 to present
Anabelle L. Chua	61	Senior Vice President	February 26, 2002 to present
		Chief Risk Management Officer	August 9, 2018 to present
		Chief Financial Officer of PLDT	May 18, 2015 to present
Victorico P. Vargas	70	Leadership Transition Officer	July 1, 2021 to present
		Business Transformation Office Head	January 1, 2016 to present
Marilyn A. Victorio-Aquino	66	Corporate Secretary	January 25, 2022 to present
		Chief Legal Counsel	December 1, 2018 to present
		Senior Vice President	January 1, 2019 to present
Gina Marina P. Ordoñez	60	Chief People Officer	March 21, 2019 to present
		Senior Vice President	May 1, 2019 to present
Mary Rose L. dela Paz	50	Senior Vice President	August 6, 2020 to present
		Chief Procurement Officer	July 16, 2019 to present
Mario G. Tamayo	61	Senior Vice President	January 1, 2021 to present
		Technology Group Head	January 1, 2021 to present
		Network Head	July 1, 2021 to present
Alejandro O. Caeg	61	Senior Vice President	January 1, 2012 to present
		Consumer Sales Head	July 31, 2019 to present
Menardo G. Jimenez, Jr.	58	Senior Vice President	December 9, 2004 to present
		Consumer Business - Home Head	July 31, 2019 to present
Joseph Ian G. Gendrano	45	First Vice President	November 8, 2018 to present
		Enterprise Group Head	November 16, 2021 to present
Leo I. Posadas	55	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
Melissa V. Vergel De Dios	59	First Vice President	March 5, 2013 to present
		Chief Sustainability Officer	November 4, 2021 to present
		Investor Relations Head	March 6, 2007 to present
Gil Samson D. Garcia	50	First Vice President	November 8, 2018 to present
		OIC-Financial Reporting and Controllership	January 1, 2021 to present

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Bernido H. Liu and Bernadine T. Siy, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors.  The independence standards/criteria are provided in our By-Laws and Corporate Governance Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 75 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004.  Since January 1, 2016, he also held the position of President and Chief Executive Officer of PLDT until June 7, 2021, and served as President and Chief Executive Officer of Smart until August 7, 2019.  Mr. Pangilinan is the Chairman of the Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees of the Board of Directors of PLDT.  He also serves as  Chairman of MPIC, Meralco, PXP Energy Corporation and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Inc., all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, DMPI, Digitel, PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Philex Petroleum Corporation, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated.  He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

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

Retired Judge Manuel L. Argel, Jr., 72 years old, is a member of the Philippine Social Security Commission, the Governing Board of the Social Security System (“SSS”) and shares the responsibility for the governance of the SSS in terms of providing policy directions, monitoring, and overseeing management actions. He is a member of the Risk Management and Investment and Audit Committees of the SSC. He also performs quasi-judicial functions through decisions rendered on cases involving SSS coverage, benefits, contributions and penalties.

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

Ms. Helen Y. Dee, 77 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson of EEI Corporation, House of Investments, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses, which are listed on page 107 hereof. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 65 years old, has been a director of PLDT since November 24, 1998, is a member of the Technology Strategy and Data Privacy and Information Security Committees of the Board of Directors of PLDT, and was Senior Advisor to the President and CEO of PLDT from January 28, 2019 until June 8, 2021.  He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019. He served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until April 2010 and as President and CEO of TV5

Network Inc. and Cignal TV Inc. from December 2009 until May 2013.  In June 2013, he joined First Pacific Company Limited as Associate Director.

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

He has a Master of Laws degree from the University of Michigan School of Law and a Bachelor of Laws degree from the Ateneo de Manila University School of Law, and is a member of the Integrated Bar of the Philippines. He was a partner of SyCip Salazar Hernandez & Gatmaitan from 1982 to 2000, a foreign associate at Covington and Burling (Washington, D.C.) from 1987 to 1988, and a law lecturer at the Ateneo de Manila School University of Law from 1983 to 1985 and 1989. He placed first in the 1982 Philippine Bar Examinations.

Mr. James L. Go, 82 years old, has been a director of PLDT since November 3, 2011. He is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is also the Chairman of JG Summit Holdings, Inc. and Cebu Air, Inc. Mr. Go holds the position of Chairman and Chief Executive Officer of Oriental Petroleum and Minerals Corporation. He is also the Chairman Emeritus of Universal Robina Corporation, Robinsons Land Corporation, JG Summit Petrochemical Corporation, and JG Summit Olefins Corporation. He is the Vice Chairman of Robinsons Retail Holdings, Inc. and a Director of the Manila Electric Company and Meralco Powergen Corporation. He is also the President and Trustee of the Gokongwei Brothers Foundation, Inc. Mr. James L. Go obtained his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Kazuyuki Kozu, 48 years old, has been a director of PLDT since July 6, 2021.  He was previously the Director of the Core Network Development Department of NTT DOCOMO, INC., Tokyo, Japan. Prior to that, he served as Senior Manager of Packet Network System Development Department of DOCOMO Technology, Inc., Tokyo, Japan from September 2016 to June 2020, Director of System Management Department of mmbi Inc., Tokyo, Japan from September 2013 to August 2016, and Senior Manager of Networking Research Group of DOCOMO Communications Laboratories, Munich, Germany from April 2010 to August 2013. He started his career in NTTT DOCOMO INC., Tokyo, Japan, as Engineer from April 1997 to March 2002 and then Manager from April 2002 to March 2010 of Core Network Development Department.  He graduated with a Bachelor’s Degree in Electrical Engineering and Computer Science from the Yokohama National University, Kanagawa, Japan and obtained his Master’s Degree in Electrical Engineering and Computer Science from the same university.

Mr. Bernido H. Liu, 59 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance, Nomination and Sustainability, Executive Compensation, Risk, and Data Privacy and Information Security Committees of the Board of Directors of PLDT.

Concurrently, he is the Chairman and Chief Executive Officer of GOLDEN ABC, Incorporated. (“GABC”), a fashion retail company which designs and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands, namely Penshoppe, OXGN, ForMe, Memo, Regatta and BOCU.  He is also the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, and Greentree Food Solutions, Inc.

Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, Global Retailer of the Year from the Philippine Retailers Association and the Department of Trade and Industry, and the ASEAN Business Award of Excellence for Priority Integration Sector in Retail.  Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, and completed the Executive Education Owner/President Management Program of the Harvard Business School.

Retired Supreme Court Chief Justice Artemio V. Panganiban, 85 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance, Nomination and Sustainability, and Executive Compensation Committees, and Chairman of the Risk Committee, of the Board

of Directors of PLDT. He was appointed as Lead Independent Director effective March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, Metro Pacific Investments Corporation, GMA Network, GMA Holdings, JG Summit Holdings, Inc., Asian Terminals, Inc., and RL Commercial REIT Inc., and a regular director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as Senior Adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties, Corp. and MerryMart Consumer Corp.  He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc.,  Chairman of the Philippine National Committee of the Asean Law Association, Designated Chairperson of the Permanent Court of Arbitration in The Hague, Netherlands, and a column writer of the Philippine Daily Inquirer.

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

Mr. Alfredo S. Panlilio, 58 years old, has been the President and Chief Executive Officer of PLDT since June 8, 2021, and the President and CEO of Smart since August 8, 2019.  He is also an Advisor of the Governance, Nomination and Sustainability, and Data Privacy and Information Security Committees of the PLDT Board of Directors. Within the PLDT Group, Mr. Panlilio holds leadership positions as:  Chairman, President and CEO of ePLDT, Inc., IP Converge Data Services, Inc., and Mabuhay Investments Corporation; Chairman and President of ABM Global Solutions, Inc., Curo Tecknika, Inc., ePDS, Inc., IPC Rack It Data Center, Inc., VITRO Inc.,  ACeS Philippines Cellular Satellite Corporation, and Smart Broadband, Inc.; Chairman of Maya Bank, Bonifacio Communications Corporation, Telesat, Inc., PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., and PLDT-Philcom, Inc.; director, President and CEO of Digitel Telecommunications, Inc.,  and Digitel Mobile Philippines, Inc. (DMPI); President and CEO of Talas Data Intelligence, Inc.; President of MVP Rewards and Loyalty Solutions, Inc. (MRSI), Airborne Access Corporation,  PLDT Communications and Energy Ventures, Inc., and Primeworld Digital Systems, Inc.; director of international business unit PLDT Global; and trustee of social outreach arm PLDT-Smart Foundation (PSF) and Asian Carriers Conference Inc.

During Panlilio’s previous tenure in PLDT before returning as its Chief Revenue Officer on July 1, 2019, he served as Senior Vice President from May 2001 to December 2010 and was the President of PLDT Global from June 2004 to December 2010.

Prior to returning to PLDT Group, Panlilio was the Senior Vice President and Head of Customer Retail Services and Corporate Communications at Manila Electric Company (Meralco) from September 10, 2010 to June 30, 2019. Within the Meralco Group, Panlilio served as Chairman of Radius Telecoms, Inc., e-Meralco Ventures Inc., Paragon Vertical Corporation, Powersource First Bulacan Solar, Inc. and Pure Meridian Hydropower Corporation. He was also a Vice Chairman of Aclara Meters Philippines, Inc., and Director of CIS Bayad Center Inc., Corporate Information Solutions, Inc., Customer Frontline Solutions, Inc., Meralco Energy, Inc., MRAIL Inc., Meralco Industrial Engineering Services Corporation, Comstech Integration Alliance, Inc. and MSpectrum, Inc. Panlilio was also a trustee of One Meralco Foundation, Inc. (OMFI) and Meralco Power Academy, and Associate Board Member of Semiconductor and Electronics Industries in the Philippines, Inc. (SEIPI).

A veteran executive who started his career with IBM Philippines and rose through the ranks, Panlilio also serves as Director of Cignal TV, Inc., Asean Telecom Holdings Sdn. Bhd. (ATH), Chikka Holdings Limited, Connectivity Unlimited Resources Enterprises, Inc., Wifun, Inc., and Vega Group of Companies; Independent Director of CEMEX Holdings Philippines, Inc.; Board Member of Makati Central Estate Association, Inc. (MACEA); and Trustee of Asian Carrier Conference, Inc., Kapampangan Development Foundation, and Philpop Musicfest Foundation, Inc.

An advocate of the value of sports in maintaining a strong republic, Panlilio sits as President of the MVP Sports Foundation, Second Vice President of FIBA Asia Central Board, First Vice President of the Philippine Olympic

Committee and Chairman of the FIBA Basketball World Cup 2023 local organizing committee. He is also the Governor of the Meralco Bolts Team under the Philippine Basketball Association (PBA) and President of Samahang Basketbol ng Pilipinas (SBP). Panlilio is also the Treasurer of the National Golf Association of the Philippines (NGAP) and Manila Golf Country Club, Inc.

Bearing testament to his achievements as President and CEO of PLDT and Smart, Panlilio was among PeopleAsia’s “Men Who Matter” awardees for 2021 and was cited by London-based award-giving body Total Telecom under the CEO of the Year category of the 2020 Asia Communication Awards. He was previously honored as CEO Excel Awardee of the International Association of Business Communicators Philippines in 2013, was one of seven finalists in the Rising Star (individual) category of the PLATTS Global Energy Awards 2015 held in New York, and has received multiple local and international awards for customer management and business communication excellence throughout his 37-year career.

A Member of the Management Association of the Philippines (MAP), Panlilio holds a Bachelor of Science Degree in Business Administration (Computer Information Systems) from San Francisco State University. He obtained his Master in Business Administration at J. L. Kellogg School of Management of Northwestern University and the Hongkong University of Science and Technology.

Ambassador Albert F. del Rosario, 82 years old, has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from February 2011 to March 2016 and also served as Philippine Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of various firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is the Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc., Stratbase ADR Institute, Inc., Citizens for Promoting Human Rights, Inc. and a director of Metro Pacific Investments Corporation  and Rockwell Land Corporation (both PSE-listed companies), Indra Philippines, Inc., Metro Pacific Tollways Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, Enterprise Investments Holdings, Inc., Mediaquest Holdings, Inc., Cignal TV, Inc., TV5 Network, Inc., Studio5, Inc., Businessworld Publishing Corp., Satventures, Inc., Hastings Holdings, Inc., Nation Broadcasting Corporation, Med Vision Resources, Inc., Telemedia Business, Ventures, Inc., Upbeam Investments, Inc., BTF Holdings, Inc. and Asia Insurance (Phil.) Corp.  He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development and Philippine Cancer Society, Inc. and a member of the Asia Society Global Council and the Advisory Board of CSIS Southeast Asia Program and Metrobank Foundation, Inc.

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad.  In September 2004, he was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines and the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 APEC in December 2015. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation, 2014 Management Man of the Year by Management Association of the Philippines, 2016 Outstanding Government National Official by Volunteers Against Crime and Corruption (VACC), 2016 Asia CEO Award as Life Contributor, and Manuel L. Quezon Gawad Parangal as Quezon City’s Most Outstanding Citizens for 2016. He was elevated to the Xavier Hall of Fame in New York City in 2006. He received the AIM Washington Sycip Distinguished Management Leadership Award in 2011, Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015, Rotary Club Makati West’s First “Albert del Rosario Award” (Tungo sa Makatarungang Pamumuhay) in August 2016, Outstanding  Leadership in Diplomatic Service  by Miriam College Department of International Studies and Philippine Tatler’s Diamond Award both in November 2016.  On September 25, 2018, he was conferred the Honorary Degree of Doctor for Humanities by the Ateneo de Manila University for staunchly defending the sovereignty and territorial integrity of the country, raising the standards of economic diplomacy and proactively ensuring the safety and security of overseas Filipinos everywhere. He is moreover the holder of a first Dan Black Belt degree in Korean Hwa Rang Do.

Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Ms. Bernadine T. Siy, 63 years old, is the board chairperson of Epicurean Partners Exchange Inc. (EPEI), and a director of Fil-Pacific Apparel Corporation (FPAC), both leading players in the food service and apparel businesses.  She previously served as President and Chief Executive Officer of EPEI Inc. from 1994 to 2011, and President and Chief Executive Officer of FPAC from 1987 to 1997 and again, from 2004 to 2013.  She has been a trustee in the board of Ateneo de Manila University since 2014, and currently holds the position of board chair.  She is currently an independent director of Cebu Air, Inc. having been elected in March 2021.  She was also elected as an independent director of Anvaya Cove Golf and Country Club, Inc. in September 2021.  She is also a trustee in the board of the Foundation for Economic Freedom, an economic policy advocacy organization and a member of the Management Association of the Philippines.  She was a Consultant to the Board of Directors of the Development Bank of the Philippines from November 2012 to June 2014.  She also served as president of the Manila Golf and Country Club, Inc. in 2008. She obtained her Bachelor of Arts Degree in Economics, Magna Cum Laude from Ateneo de Manila University and a Master’s Degree in Management from J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA.

Mr. Naoki Wakai, 56 years old, is the Senior Vice President in charge of Global Business in Business Solution Division of NTT Communications Corporation (NTT Com). He joined Nippon Telegraph and Telephone Company (NTT) in 1989 and has been engaged in global telecoms and IT business for the past 25 years. Mr. Wakai was involved in the establishment of subsidiaries and branch offices in China, Taiwan and South Korea, and played a major role in the construction of international submarine cable systems. After serving as Senior Manager of IP Transit Business at NTT Com Asia (Hong Kong) and Director of International Business at Verio (USA), he moved to NTT Com in Japan and became Head of Server Hosting Team in 2006, Head of Carrier Relations in 2008 and Vice President of Global IP Network in 2009. Mr. Wakai moved to London as Deputy Managing Director and COO of NTT Europe Limited in 2012. In 2017, he moved to Singapore to serve as President and CEO of NTT Singapore Pte. Limited. He graduated with a Bachelor’s Degree in Political Science from Keio University in Tokyo, Japan, and holds a Master’s Degree in International Relations from International University in Niigata, Japan.

Ms. Marife B. Zamora, 69 years old, has been a director of PLDT since November 14, 2016.  She is the Chairman of the Board of Willis Towers Watson Insurance Brokers, Inc., and a member of the Board of Trustees of the Asian Institute of Management and ABS-CBN Foundation Inc. She is President of the UP Sigma Delta Phi Alumnae Association and co-founded the Filipina CEO Circle. She was Chairman of Convergys Philippines until December 2018, Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines, setting up its first contact center in 2003 and leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines.  Honors conferred on Ms. Zamora include the Asia CEO Awards 2011 Global Filipino Executive of the Year, the ‘Go Negosyo’ Woman STARpreneuer Award 2012, and the 100 Most Influential Filipino Women in the World 2013 and Mariang Maya Awardee of the UP Sigma Delta Phi Alumnae Association.

Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied in the University of the Philippines and the Wharton School of the University of Pennsylvania.

Ms. Anabelle L. Chua, 61 years old, Chief Financial Officer and Chief Risk Management Officer of the PLDT Group, is also concurrently the Chief Financial Officer of Smart.  She holds directorships in several subsidiaries of PLDT, Smart, Digitel, as well as in Voyager Innovations, PayMaya Philippines and Maya Bank.  She is a member of the Board of Directors and Audit Committee of the Philippine Stock Exchange and Securities Clearing Corporation of the Philippines.  She is also a member of the Board of Directors of Meralco, where she chairs the Finance Committee and is a member of the Audit, Risk and Nomination and Governance Committees.  Further, Ms. Chua is a director of the Philippine Telecommunications Investment Corporation and a member of the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund (“PLDT-BTF”), and a director of the companies owned by PLDT-BTF.  Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998.  She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Victorico P. Vargas, 70 years old, Senior Talent Culture and Cultivation-Office of the Chairman, and PLDT Leadership Transition Officer, is an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010. He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business. He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia). He is a director of Meralco, Smart Communications Inc., MGen Global Business Power, Maya Bank, Inc., PLDT Global Corp., PLDT Subic Telecom, Inc., PLDT Clark Telecom, Inc., Beacon Electric Asset Holdings, Inc., and Beacon PowerGen Holdings, Inc., President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science degree in Psychology.

Atty. Marilyn A. Victorio-Aquino, 66 years old, Chief Legal Counsel, Legal and Regulatory Head, and Corporate Secretary, joined First Pacific in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation, PXP Energy Corporation and Lepanto Consolidated Mining Company, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc.

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

Ms. Gina Marina P. Ordoñez, 60 years old, is the Chief People Officer for PLDT and Smart Communications where she drives the effective implementation of people strategies, employee services, HR business partnering and centers of excellence. She also serves as the MVP Group Vaccine Task Force Co-Chairperson where she leads and oversees COVID-19 vaccination planning and operations of employees and their families nationwide.

In her HR leadership role, she ensures a people-centric and quality-driven environment across the company through optimized organizational structures, policies, processes and analytics. She participated in the development and execution of the PLDT Group Talent Management strategy, ensuring alignment with present and future business requirements.  She joined the PLDT Group in 2016 under the Business Transformation Office (“BTO”) and later assumed the Smart People Group Head role before moving back to BTO in 2017 to head Process and Quality Management.

Under the MVP Group of Companies, Ms. Ordoñez was appointed Vice President for Service Operations and Quality Management at Makati Medical Center. She also served as Head of Customer Experience for Consumer Banking in Citibank where she held various leadership positions for 16 years and where she was certified Six Sigma Black Belt professional.  Ms. Ordoñez is a registered Corporate Coach and Quality Management Consultant who is certified to run coaching clinics. She has over 21 years of experience in People, Process and Quality Management leadership roles.

Ms. Mary Rose L. Dela Paz, 50 years old, Chief Procurement Officer, was PLDT-Smart Program Director for the Business Transformation Office (Technology, Transformation Program Management) from August 2016 until June 2019. She also served as Smart’s Vice President for Supply Chain from April 2009 to May 2014, and for Program Management in Technology Services and New Business Streams from 2000 to 2009. She held various positions in the field of marketing in Smart when she joined the company in 1998.

Ms. Dela Paz obtained her Bachelor of Arts Degree in Economics with honors from the University of the Philippines.

Mr. Mario G. Tamayo, 61 years old, Technology Group Head of PLDT and Smart, reports directly to the President & CEO of the PLDT Group.  His main responsibility is to develop and implement strategies, engineering plans and roadmaps for a more customer-focused and robust mobile and fixed network. This includes transformation plans and programs for a more cost-efficient delivery of service. He likewise ensures the availability and quality of the network in accordance with set regulatory standards and global benchmarks. He leads the technology group in reaching out to consumer, corporate, and international market segments. Mr. Tamayo has more than 27 solid years of telecoms experience with leading fixed and wireless service providers in the Philippines. He graduated with a Bachelor of Science Degree in Electronics & Communications Engineering from the University of Santo Tomas.

Mr. Alejandro O. Caeg, 61 years old, Head of PLDT Smart Consumer Sales Group and a member of the Company’s Management Committee.  Currently he is also a director of PLDT Global Corporation and was its CEO from 2010 to 2017, likewise a director of MVP Rewards & Loyalty Solutions from 2019, and a director of Inspiro Philippines from 2018.  He previously served as Head of Wireless Consumer Sales and Distribution of Smart from 2016 to 2017.  Also as Head of International & Carrier Business from 2009 until 2016 and PLDT’s representative to the ITW Global Leaders Forum as well as to the Pacific Telecommunications Council.  He was Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and eventually as Conexus Chairman until 2014.  Prior to joining PLDT in 2009, he was appointed by PT Smart Telecom Tbk (Indonesia) as its Chief Commercial Strategy Officer from July to December 2008 and as Chief Commercial Officer from 2006 to 2008.  Since joining Smart in 1993, he has held various sales, marketing and customer experience-related positions including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998).  He also served as CEO of Telecommunications Distributors Specialist, Inc. (TSI) in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002.  Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University Manila.

Mr. Menardo G. Jimenez, Jr., 58 years old, Head of Consumer Business – Home, joined PLDT in December 2001 and  served  in various capacities as Corporate Communications and Public Affairs Head, Retail Business Group Head, Human Resources Group Head and Fixed Line Business Transformation Office Head.  He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions.  Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Mr. Joseph Ian G. Gendrano, 45 years old, Head of Enterprise and International Business, has been in PLDT’s service since May 2013.  Prior to joining PLDT, he worked with Verizon Business, Cisco Systems and Goldman Sachs in the United States.  He has held technical, sales, consulting and leadership roles in these organizations as well as gained industry experience in the global financial services vertical. He served as Vice President of Goldman Sachs’ Network Voice and Multimedia Division and Chief Architect for Unified Communications platforms. Mr. Gendrano obtained his Bachelor of Science degree in Electronics and Communications Engineering from De La Salle University and Master of Science degree in Electrical Engineering, Major in Telecommunications and Networking from the University of Pennsylvania.

Mr. Leo I. Posadas, 55 years old, Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury management and treasury operations of several companies under the PLDT Group. He is a director and Treasurer of PLDT Global Investments Holdings, a director and Vice President for Treasury of Mabuhay Investments Corporation, and the Treasurer of the Vega Telecom group. He is the Chief Financial Officer of PLDT Global Corporation. He is also the Treasurer of Smart, ePLDT, Digital Telecommunications, Digitel Mobile, PLDT-Smart Foundation and several other subsidiaries of PLDT and Smart. Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science Degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Ms. Melissa V. Vergel De Dios, 59 years old, was appointed as Chief Sustainability Officer effective November 4, 2021 and concurrently serves as the Head of Chief Sustainability Office and Head of Investor Relations.  She has been in PLDT’s service since May 2001 and served as Property Management Center Head until May 2003 and as Property and Facilities Management Center Head until September 2007. Prior to joining PLDT, she was the Chief Operating Officer of Wharton Credit Corp. and from June 2000 to May 2001 was the Group Chief Finance Officer of Global 3 Internet Holdings, Inc.  She held various positions in San Miguel Group of Companies from 1984 to 2000. Ms. Vergel de Dios obtained her Bachelor of Science Degree in Marketing and Management and Bachelor of Arts Degree in Economics from Assumption College.

Mr. Gil Samson D. Garcia, 50 years old, appointed Officer-in-Charge of Financial Reporting and Controllership effective January 1, 2021, is concurrently the Group Chief Financial Officer (CFO) of ePLDT since May 2015 which includes ePLDT, Inc., Curo Teknika (Curo), ABM Global Solutions Inc.(AGS), IP Converge Data Services, Inc.(IPC), IPC RACK I.T. Data Center, Inc.(RACK IT), and ePDS, Inc. (ePDS). He has been the CFO of MVP Rewards & Loyalty Solutions, Inc. (MRSI) since September 2018, and director of ePDS since June 2019. He served as CFO of Curo, AGS, IPC and RACK IT from May 2015 to August 2019.  He joined PLDT in February 2007 as Assistant Vice President for Financial Reporting and Controllership and Head of Revenue and Cash Accounting (RevCash) until March 2010, and as Vice President until June 2010. His role was expanded as Head of Revenue Management and Cash (RevManCash) from July 2010 to October 2018, and was promoted to First Vice President in November 2018.  Prior to joining PLDT, he was a Senior Director of the Business Risk Services Group of SGV & Co. / Ernst & Young until January 2007, where he started his career in November 1992, gaining a wide-range of experiences in various industries, here and abroad, both for public and private sectors, in external audit, internal audit, finance / accounting, business process review and advisory, Sarbanes-Oxley (SOX) 404 / 302 evaluation & consultancy, risk management, corporate governance, and business fraud investigation, and fraud prevention and detection, among others.   Mr. Garcia graduated Cum Laude from the University of Santo Tomas with a Bachelor of Science Degree in Commerce, Major in Accounting. He is a Certified Public Accountant (CPA), and a globally Certified Internal Auditor (CIA) and Certified Fraud Examiner (CFE). He completed the Management Development Program in Asian Institute of Management School of Executive Education in cooperation with PLDT & Smart in August 2016, and the High Potential Program / Leadership Talent Assessment facilitated by Development Dimensions International in October 2020.

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

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luis Miguel Foods (Regular Director)

       Luisita Industrial Park Corporation (Regular Director)

Malayan Colleges Laguna, Inc. (Trustee)

Malayan Colleges Mindanao Inc. (Regular Director/Chairman)

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

Philippine Integrated Advertising Agency, Inc. (Regular Director)

RCBC Land, Inc. (Regular Director)

RCBC Leasing & Finance Corp (Regular Director/Chairman)

RCBC Realty Corporation (Regular Director/Chairman)

Shayamala Corporation (Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director/Chairman)

Tameena Resources, Inc. (Regular Director/Chairman

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

Family Relationships

None of the directors/independent directors and officers of the Company or persons nominated to such positions has any family relationships up to the fourth civil degree either by consanguinity or affinity, except Mr. James L. Go (a director) and Ms. Anabelle L. Chua (Chief Financial Officer and Chief Risk Management Officer) who are relatives to the fourth civil degree by consanguinity, and Mr. Manuel V. Pangilinan (Chairman) and Ms. Gina Marina P. Ordoñez (Chief People Officer) who are relatives to the fourth civil degree by consanguinity.

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2021 amounted to approximately Php537 million.

The following table below sets forth the aggregate amount of compensation paid in 2021 and 2020 and estimated amount of compensation expected to be paid in 2022 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Marilyn A. Victorio-Aquino, Anabelle L. Chua, Menardo G. Jimenez, Jr. and Gina Marina P. Ordoñez; and (2) all other executive officers, other officers and directors, as a group.

	2022	2021	2020
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	147	131	130
Bonus(2)	17	21	15
Other compensation(3)	179	95	220
	343	247	365
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	588	506	440
Bonus(2)	69	81	54
Other compensation(3)	554	590	616
	1,211	1,177	1,110

(1)	Basic monthly salary.
(2)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(3)

Includes Variable Pay/Short-term Incentive Plan, or STIP, and other payments.  Variable Pay/STIP is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives.  It covers regular officers and executives of the Company and is based on a percentage of their Guaranteed Annual Cash Compensation. Included in the figure for 2020 and 2022 is the amount of award under the Transformation Incentive Plan (“TIP”).

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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.  The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table.  The total amount of per diems paid in 2021 and 2020 were approximately Php85 million and Php72 million, respectively.  The total amount of per diems estimated to be paid in 2022 is approximately Php78 million.

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

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 28, 2022 by our continuing directors and executive officers.  Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)	Percentage of Class
Manuel V. Pangilinan	306,911(1)	0.142052
Manuel L. Argel, Jr.	1	0.000000
Helen Y. Dee	25,120(2)	0.011627
Ray C. Espinosa	39,743(1)	0.018395
James L. Go	935,724(1)	0.433094
Kazuyuki Kozu	1	0.000000
Bernido H. Liu	1	0.000000
Retired Supreme Court Chief Justice Artemio V. Panganiban	7,771(1)	0.003597
Alfredo S. Panlilio	19,505(1)	0.009028
Albert F. del Rosario	142,410(1)	0.065914
Bernadine T. Siy	1,500	0.000694
Naoki Wakai	1	0.000000
Marife B. Zamora	60	0.000028
Anabelle L. Chua	24,378(3)	0.011283
Victorico P. Vargas	12,965(3)	0.006001
Marilyn A. Victorio-Aquino	27,395(3)	0.012680
Gina Marina P. Ordoñez	5,141(3)	0.002379
Mary Rose L. Dela Paz	4,500(3)	0.002083
Mario G. Tamayo	6,575(3)	0.003043
Alejandro O. Caeg	9,315(3)	0.004311
Menardo G. Jimenez, Jr.	8,044(1)	0.003723
Joseph Ian G. Gendrano	897(3)	0.000415
Leo I. Posadas	4,265(1)	0.001974
Melissa V. Vergel De Dios	3,635(3)	0.001682
Gil Samson D. Garcia	33(3)	0.000015

(1)	Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co. (“PDTC”).
(2)

Includes 2,780 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 245 shares under the name of Helen Y. Dee, both under PCD Nominee Corporation and 21,957 shares owned by Hydee Management Corporation.  As chairperson and president of Hydee Management Corporation, Ms. Dee may exercise the voting rights in respect of the 21,957 shares of Hydee Management Corporation.

(3)	Lodged with the PDTC.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at February 28, 2022, was 1,585,891, or approximately 0.734019% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors –– Independent Directors

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Ms. Bernadine T. Siy, and Mr. Bernido H. Liu, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors.  On June 8, 2021, the Board appointed Retired Supreme Court Chief Justice Panganiban as PLDT’s Lead Independent Director.  The independence standards/criteria are provided in our By-Laws and PLDT’s Manual on Corporate Governance (“CG Manual”).

Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees

Our Board of Directors (“Board”) is authorized under the By-Laws to create committees, as it may deem necessary, to assist in the effective performance of specific functions and responsibilities which may be delegated by the Board. We have six Board committees, namely, the Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees.  Each of these committees has a Board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the Board.

Audit Committee

Our Audit Committee (“AC”) is composed of three members, all of whom are independent directors, and three advisors.  The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Ms. Bernadine T. Siy, who is the chairman of this committee.  The three AC advisors are Mr. Kazuyuki Kozu and Mr. James L. Go, who are non-executive directors, and Ms. Corazon S. de la Paz-Bernardo, a former member of our Board.  All the members of our AC are financially literate, and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management.  She is a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers.

As provided in the AC charter, the primary purpose of the AC is to assist our Board in fulfilling its oversight responsibility for:

•

the integrity of PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the review of material related party transactions, and the integrity of PLDT’s financial statements and the independent audit thereof;

•	PLDT’s compliance with legal and regulatory requirements;
•	the audit process; and
•	the performance of the internal audit organization and the external auditors (including the external auditors’ qualifications and independence).

To carry out its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditor, the AC has the following duties and powers:

•	review and evaluate the qualifications, performance and independence of the external auditor and its lead audit partner;

•	select and appoint, remove or replace the external auditor;

•

review and approve, in consultation with the head of the internal audit organization and the head of the finance organization, all audit and non-audit services to be performed by the external auditor and the fees to be paid for such services, and ensure disclosure of any allowed non-audit services in PLDT’s annual report;

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

•

based on the external auditor’s statement submitted at least annually, review the external auditor’s internal quality-control procedures for any material issues raised by recent internal quality-control review or peer review of the external auditor, or by any inquiry or investigation by government or professional authorities within the preceding five years, regarding one or more independent audits carried out by the external auditor and steps taken to deal with any such issues;

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

•

obtain assurance from the external auditor that the audit was conducted in a manner consistent with certain procedures to be followed in any audit of financial statements required under applicable rules; and

•	resolve disagreements between management and the external auditor regarding financial reporting.

The AC has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of its responsibilities without the need for Board approval.

Governance, Nomination and Sustainability Committee

Our Governance, Nomination and Sustainability Committee (“GNSC”) is composed of five voting members, all of whom are members of our Board and three non-voting members.  Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Ms. Bernadine T. Siy and Mr. Bernido H. Liu, and two are non-executive directors namely, Mr. Kazuyuki Kozu and Mr. Manuel V. Pangilinan who is the chairman of this committee.  The three non-voting members are the Chief Governance Officer, the Chief People Officer and the Chief Sustainability Officer.

The primary purpose of the GNSC is to assist the Board in the performance of the following functions:

•

establish the Company’s corporate governance framework, principles and policies aligned with business objectives, and oversee their implementation and the implementation of continuing education and communication programs on good governance;

•	develop and implement an evaluation process for the annual review of the performance of the Board, the Board Committees and the individual directors;
•

implement a selection process to ensure that the Board has an effective and balanced mix of knowledge, expertise, experience and diversity in terms of, among others, age, gender and ethnicity, and review the qualifications of the persons nominated to other positions requiring appointment by the Board;

•	identify persons qualified to become members of the Board and/or the Board Committees;
•	assess the effectiveness of the Company’s nomination and selection process for the Board and Board Committees;
•	establish the Company’s sustainability strategy, framework, program, policies and oversee their implementation; and
•	oversee the Company’s social investments and commitments to making meaningful impact to communities.

Executive Compensation Committee

Our Executive Compensation Committee (“ECC”) is composed of five voting members, all of whom are members of our Board of Directors, and one non-voting member.  Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Ms. Bernadine T. Siy and Mr. Bernido H. Liu, and two are non-executive directors, namely, Mr. Kazuyuki Kozu and Mr. Manuel V. Pangilinan, who is the chairman of this committee.  The non-voting member is the Chief People Officer.

The primary purpose of the ECC is to assist the Board in the performance of the following functions:

•	oversee the development of a compensation philosophy or policy consistent with the strategy, culture and control environment of PLDT;
•	oversee the development and administration of PLDT’s executive compensation programs, including long-term incentive plans and equity-based plans for officers and executives;
•	oversee the development and administration of the Company’s performance management framework to monitor and assess the performance of Management;
•	oversee the succession plan for officers, including the CEO; and
•	oversee the development and implementation of professional development programs for officers.

Risk Committee

Our Risk Committee (“RC”) is composed of five voting members, all of whom are members of our Board.  Three of the voting members are independent directors, namely, Ms. Bernadine T. Siy, Mr. Bernido H. Liu and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee. Two members are non-executive directors, namely, Mr. Kazuyuki Kozu and Mr. James L. Go.

The primary purpose of the RC is to assist the Board in fulfilling its governance functions relating to risk management, which include the following:

•	oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing key risk areas;
•	review management’s reports on PLDT’s major risk exposures; and
•	review management’s plans and actions to minimize, control or manage the impact of such risks.

Technology Strategy Committee

Our Technology Strategy Committee (“TSC”) is composed of six voting members and two non-voting members.  The six voting members are non-executive directors, Mr. Manuel V. Pangilinan, who is the chairman of this committee, former Ambassador Albert F. del Rosario, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Kazuyuki Kozu, and executive director, Mr. Alfredo S. Panlilio. The two non-voting members are Mr. Oscar S. Reyes and Mr. Orlando B. Vea, who are members of our Advisory Board/Committee.

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

Data Privacy and Information Security Committee

Our Data Privacy and Information Security Committee (“DPISC”) is composed of four voting members, all of whom are members of our Board, and an advisor. One of the voting members, Mr. Bernido H. Liu, is an independent director, and three are non-executive directors, namely, Atty. Ray C. Espinosa, Mr. Kazuyuki Kozu, and Mr. Manuel V. Pangilinan, who is the chairman of this committee. Mr. Alfredo S. Panlilio is the advisor of the DPISC.

The primary purpose of the DPISC is to assist the Board in the performance of its oversight function and provide strategic direction to governance functions relating to data privacy and information security, including to:

•	promote effective data privacy and information security governance;
•	review and approve the Company’s strategic plans on data privacy and information security;

•	ensure accountability for compliance with regulatory standards and best practices on data privacy and information security;
•	foster a culture of privacy and information security; and
•	oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing enterprise-wide data privacy and information security risks.

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young and Mr. Oscar S. Reyes.  The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

Employees and Labor Relations

As at December 31, 2021, we had 18,822 employees, with 13,389 and 5,433 employees in our fixed line and wireless businesses, respectively.  PLDT had 11,336 employees as at December 31, 2021, of which 43% were rank and file employees, 50% were management/supervisory staff and 7% were executives.

PLDT has three employee unions, representing in the aggregate 9,053, or 48% of the employees of the PLDT Group.  PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2021	2020	2019
PLDT Group	18,822	18,848	18,784
Wireless	5,433	5,783	5,907
Fixed Line	13,389	13,065	12,877
LEC	11,522	11,427	10,878
Others	1,867	1,638	1,999
PLDT Only(1)	11,336	11,266	10,649

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

Pension and Retirement Benefits

Defined benefit pension plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.   For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with R.A. 7641.  As at December 31, 2021 and 2020, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

See Note 2 – Summary of Significant Accounting Policies – Retirement Benefits and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at February 28, 2022, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders.  All shares of PLDT's voting stock have one vote per share.  PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1.First Pacific Company Limited’s affiliates	55,244,642(1)	25.6	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.0	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	10.0	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.3	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.8	—	—	3.5
b. NTT DOCOMO, INC.	31,330,155(3)	14.5	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(4)	11.3	—	—	6.6
4. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	19,682,581(5)	9.1	—	—	5.4
5. Citibank N.A.	13,929,565(5)	6.5			3.2
6. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

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

(5)      Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at February 28, 2022.

(6)      A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at February 28, 2022, approximately 77.93% of the outstanding voting stock and 87.87% of the outstanding capital stock of PLDT were owned by Philippine persons.

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

Related Party Transactions

PLDT, in the ordinary course of business, engages in transactions with some of its stockholders, its subsidiaries and affiliates, and directors and officers and their close family members.

In 2019, PLDT adopted a Material Related Party Transactions (“MRPT”) Policy in accordance with the Company’s Manual on Corporate Governance and in compliance with Philippine SEC Memorandum Circular No.10, Series of 2019 or the Rules on Material Related Party Transactions for Publicly-Listed Companies.  A copy of the MRPT Policy is posted at http://pldt.com/docs/default-source/corporate-governance-files/policies/material-related-party-transactions-policy.pdf. This website does not form part of this annual report on Form 20-F.

Related party transactions involving an amount below a specified materiality threshold shall be covered by our Guidelines on the Proper Handling of Related Party Transactions.

For a detailed discussion of our material related party transactions, see Note 25 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Taxation

Local Business and Franchise Taxes

As at December 31, 2021, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart and DMPI currently face various local business and franchise tax assessments by different local government units, while Digitel is discussing with various local government units as to settlement of its franchise tax and real property tax liabilities.

On February 19, 2021, ACeS Philippines entered into an amicable settlement with the Bureau of Internal Revenue for compromise of tax liabilities.

See Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2021.

Significant Changes

There have been no significant changes in our financial position since December 31, 2021.

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

The public ownership level of PLDT common shares listed on the PSE as at February 28, 2022 is 42.05%.

As at February 28, 2022, 10,005 stockholders were Philippine persons and held approximately 62.61% of PLDT’s common capital stock.  In addition, as at February 28, 2022, there were a total of approximately 17.375 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 226 holders.

For the period from February 1 to February 28, 2022, a total of 2.3 million shares of PLDT's common capital stock were traded on the PSE.  During the same period, the volume of trading was 552,223 ADSs on the NYSE.

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

On July 9, 2021, the application for the amendment of the By-Laws of PLDT was submitted to the Philippine SEC for review and approval.  The application is still pending to date.

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

Cash dividends on PLDT’s stock are paid in Philippine peso.  PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines.  Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines.  As at February 28, 2022, approximately 88% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons.  For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Taxation

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts.  See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%.  Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax.  Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15% (“tax sparing”), subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation for taxes deemed to have been paid in the Philippines equivalent to: (A) up until June 30, 2020, 15% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends); and (B) from July 1, 2020 onwards, 10% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 25% effective January 1, 2021 and the 15% tax on dividends2) (this condition is not satisfied in the case of corporations domiciled in the United States) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States).

[2]

The rate was amended by R.A. No. 11534 or the Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”), which was signed into law on March 26, 2021 and became effective on April 11, 2021. The reduced rate retroacts to July 2020.

Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within the condition
(ii) mentioned above and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the reduced dividend rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.  PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Under BIR Revenue Memorandum Order (“RMO”) No. 46-2020 (“RMO No. 46-2020”), the Philippine corporation paying the dividends may remit outright the dividends to the non-resident non-Philippine corporation, applying thereon the applicable reduced dividend rate without the need for a confirmatory ruling from the BIR. However, such Philippine corporation must first determine whether the country of domicile of the non-resident non-Philippine corporation grants a “deemed paid” tax credit equivalent to the 15% waived by the Philippines or  exempts from tax the dividends received. Within ninety (90) days from remittance of the dividends or from the determination by the foreign tax authority of the deemed paid tax credit/non-imposition of tax because of the exemption, whichever is later, the non-resident non-Philippine corporation must file with the BIR a request for confirmation of the reduced dividend rate. If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 25% effective January 1, 2021.

If the holder of common stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the common stock should be subject to a final withholding tax of 25% effective January 1, 2021.  Cede & Co., the partnership nominee of Depository Trust Company, should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

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

The BIR has prescribed certain procedures, through administrative issuances, for availment of tax treaty relief. On March 31, 2021, the BIR issued RMO No. 14-2021, which updates the procedures and requirements for the availment of preferential tax treaty rates covering all incomes, including dividends, interests and royalties derived by non-resident taxpayers from Philippine sources. On June 15, 2021, the BIR also issued Revenue Memorandum Circular (“RMC”) No. 77-2021 (“RMC 77-2021”) which clarified certain provisions of RMO No. 14-2021. RMO 14-2021, as clarified by RMC 77-2021, provides that if a non-resident intending to avail of treaty benefits submits to the income payor a Tax Residency Certificate duly issued by the tax authority of the foreign country in which the income recipient is a resident and the appropriate BIR Form No. 0901 (Application Form for Treaty Purposes prior to the payment of income, the income payor may apply the provisions of the applicable treaty, provided that all the conditions for the availment thereof, other than residency, have been satisfied. Otherwise, the regular rates imposed under the Philippine Tax Code should be applied.

When an item of income is subjected to taxation in accordance with the provisions of the relevant treaty, the withholding agent (or a duly authorized representative) shall file with the International Tax Affairs Division of the BIR a request for confirmation that the tax treatment of such income is proper.

On the other hand, when the regular rates are applied by the withholding agent, the non-resident intending to avail of treaty benefits may file a Tax Treaty Relief Application with complete documentary requirements and a claim for refund at any time after the payment of the withholding tax.

RMO No. 14-2021, as clarified by RMC 77-2021, does not cover non-resident non-Philippine corporations invoking the tax sparing provision (or the reduced tax rate on intercorporate dividends paid to non-resident non-Philippine corporations).  This is instead addressed by RMO No. 46-2020 which specifically covers the procedures for non-resident non-Philippine corporations to avail of the tax sparing provision. The said RMO provides that non-resident non-Philippine corporations may opt to avail of the tax sparing provision, irrespective of the existence of a tax treaty.

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold.  Subject to applicable tax treaty rates, the rate of tax imposed on individuals, Philippine corporations, and foreign corporations on such gain, where the share is not sold or disposed of through the PSE, is a final tax (i.e., capital gains tax) of 15% of the net capital gains realized during the taxable year from the sale, exchange or other disposition of shares of stock.  On March 15, 2018, the BIR issued Revenue Regulations No. 11-2018, which requires buyers of shares of stock (i.e., individuals, Philippine corporations and resident foreign corporations) to withhold from sellers the capital gains tax due on the sale of shares of stock in a Philippine corporation.  Further, the Philippine tax laws prohibits a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax due on the sale or transfer has been paid or certain other conditions are met or, with respect to a non-resident alien or non-Philippine corporation, a bond conditioned upon the future payment of any income tax that may be due on the gains derived from such transfer has been filed by the transferor with the Philippine Commissioner of Internal Revenue.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 6/10 of 1% of the gross selling price or gross value in money of the shares of stock.  This tax is required to be collected and paid to the  BIR by the selling stockbroker on behalf of his client.  In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes:
(i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 6/10 of 1% (formerly, 1/2 of 1%) of the gross selling price or gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 15% or 5%/10%, as the case may be, capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.  As of the date of this report, PLDT is required to have an MPO of 10% of its issued and outstanding shares, exclusive of any treasury shares.

Sales of shares other than through a Philippine stock exchange will be subject to Philippine capital gains tax in the manner described above.

Under the Philippines-United States Tax Treaty, gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to capital gains tax (i.e., where the share is not disposed of through the PSE), unless the shares are those of a corporation of which over 50% of the assets (in terms of value) consist of real property interests located in the Philippines.  PLDT does not believe that it currently is such a corporation.  Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty exemption.  Philippine tax authorities have prescribed, through administrative issuances, procedures for availment of tax treaty relief.

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

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes.  The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at 6% of the net estate.  Individual shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at the rate of 6% of the total gifts in excess of Php250,000 made during the  calendar year. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

●

if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country; or

●

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

We believe that we were not a PFIC for our taxable year ending December 31, 2021, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs or common stock would in general not be treated as capital gain.  Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADSs or common stock, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. With certain exceptions, your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program.  The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders.  The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2021 was US$515,777.74.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures.  Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2021.  Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2021.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2021.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SGV & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2021.  This attestation report is dated March 22, 2022 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2021.

Changes in Internal Control Over Financial Reporting

In 2021, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board has determined that currently, none of the members of the AC is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.  As our Board believes that the AC members along with its advisors, possess sufficient financial knowledge and experience, our Board has not separately appointed an AC member who qualifies as an AC financial expert.  Our Board has appointed Ms. Corazon S. de la Paz-Bernardo, a former member of our Board of Directors, as AC advisor to render advice on complex financial reporting or accounting issues that may be raised in our AC’s evaluation of our financial statements and other related matters.  Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers Worldwide, Ms. de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and AC functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B.	Code of Business Conduct and Ethics

PLDT has adopted a Code of Business Conduct and Ethics (“Code of Ethics”), which constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. The Code of Ethics applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees.

A copy of the PLDT’s Code of Ethics is posted on our website at https://pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf, under the Corporate Governance section.  This website does not form part of this annual report on Form 20-F.  The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of the Company’s Code of Ethics from our Officer In Charge-Corporate Governance Office, Atty. Ma. Magdalene A. Tan, who can be reached at e-mail address matan@pldt.com.ph or telephone number +632-8816-8917 /8892-4122.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2021 and 2020:

	2021	2020
	(Pesos in millions)
Audit Fees	52	59
Audit-Related Fees	2	2
Tax Fees	1	1
All Other Fees	25	25
Total	80	87

Audit Fees.  This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees.  This category consists of assurance services for our Sustainability Report.

Tax Fees.  This category includes tax services for our Singapore-based subsidiaries.

All Other Fees.  This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2021 and 2020, and other non-audit engagements.

The fees presented above include out-of-pocket expenses incidental to our independent auditors’ work, amount of which do not exceed 5% of the agreed-upon engagement fees.  The fees and out-of-pocket expenses are exclusive of a 12% VAT.

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

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860,000 Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54,000 shares, increasing the total Performance Shares to 914,000.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

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

As at May 11, 2021, a total of 757,000 PLDT common shares have been acquired by the Trustee, of which 239,000 PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302,000 PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204,000 shares on April 15, 2018 for the 2017 annual grant.  With the completion of the 2017 to 2019 annual grants, the remaining 12,000 PLDT common shares have been transferred to the PLDT Beneficial Trust Fund on May 11, 2021.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.

The total number of shares repurchased was nil in 2021, 2020 and 2019.  No further purchase is intended.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE.  As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines3, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly-Listed Companies (“CG Code for PLCs”) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers.  The CG Code for PLCs, which was issued by the Philippine SEC and took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly-listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year4, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2020 is posted at https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/pldt-iacgr-2020-pse_0.pdf.

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

•

Number of Independent Directors.  The NYSE listing standards require a majority of the board of directors to be independent.  We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two (2) or twenty percent (20%) of the total members of the board, whichever is less, must be independent; and Section 22 of the Revised Corporation Code that corporations vested with public interest[5] shall have independent directors constituting at least 20% of such Board.

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

[3]	Section 185 of the Revised Corporation Code of the Philippines, which took effect on February 23, 2019, provides:

“SEC. 185. Applicability to Existing Corporation – A corporation lawfully existing and doing business in the Philippines affected by the new requirements of this Code shall be given a period of not more than two years from the effectivity of this Act within which to comply.”

[4]

In 2021, the Philippine SEC, in recognition of the difficulties that the COVID-19 pandemic and the imposition of the General Community Quarantine may present on the ability of Publicly-Listed Companies to timely comply with the filing requirement, extended the deadline for the filing of the Integrated Annual Corporate Governance Report (IACGR) until June 30, 2021 through SEC Notice dated May 25, 2021.

[5] Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as: Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as:“a)“a)

Corporations covered by Section 17.2 of Republic Act No. 8799, otherwise known as “The Securities Regulation Code” namely those whose securities are registered with the Commission, corporations listed with an exchange or with assets of at least Fifty million pesos (P50,000,000.00) and having two hundred (200) or more holders of shares, each holding at least one hundred (100) shares of a class of its equity shares;

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

•

An example where the NYSE listing standards impose more stringent standards than PLDT’s corporate governance practices include the “auditor affiliation” test.  In contrast to the NYSE listing standards, under PLDT’s By-Laws and Board Committee charters, present or previous affiliation or employment of a director’s immediate family member with the external auditor does not preclude a determination that such director is independent.

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

•

Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors.  Our GNSC and our ECC are normally composed of five voting members, a majority of whom are normally independent directors.

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

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: https://www.pldt.com/docs/ default-source/compliance/corporate-governance-materials/nyse-section-303a-11-disclosure.pdf. This website does not form part of this annual report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as at December 31, 2021 and 2020, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 22, 2022 expressed an unqualified opinion thereon.

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

March 22, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2021 and 2020, and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group as at December 31, 2021 and 2020, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as at December 31, 2021, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2022 expressed an unqualified opinion thereon.

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

Revenue recognition
Description of the Matter

At December 31, 2021, the Group recognized revenues amounting to Php193,257 million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

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

Valuation of pension assets

Description of the Matter

At December 31, 2021, the Group has pension assets amounting to Php14,683 million that are netted against accrued pension benefit obligations. As explained in Notes 3 and 26 to the consolidated financial statements, the Company updates the estimates used to measure the unquoted investments of Php11,332 million within the plan assets every year-end to reflect the actual return on plan assets.

Auditing the valuation of the pension assets was complex due to the significant and judgmental nature of the assumptions used in the discounted cash flow model to measure the fair value of the significant unquoted equity investments included in the plan assets. These significant assumptions included revenue growth rate, direct costs, capital expenditure, discount rate and long-term growth rate as inputs.

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

Recoverability of goodwill

Description of the Matter

At December 31, 2021, the Group’s goodwill attributable to the Wireless and Fixed Line cash-generating units (CGUs) were Php56,571 million and Php4,808 million, respectively. As discussed in Notes 3 and 15 to the consolidated financial statements, goodwill is tested for impairment at least annually at the corresponding CGUs respectively.

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

Estimating useful lives of property and equipment

Description of the Matter

At December 31, 2021, the Group’s property and equipment was Php302,736 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

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

Makati City, Philippines

March 22, 2022

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2021 AND 2020

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2021 and 2020

(in million pesos)

	2021	2020
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	302,736	260,868
Right-of-use assets (Note 10)	20,081	18,303
Investments in associates and joint ventures (Note 11)	53,364	52,123
Financial assets at fair value through profit or loss (Note 12)	339	380
Debt instruments at amortized cost – net of current portion (Note 13)	400	1,153
Investment properties (Notes 6 and 14)	929	895
Goodwill and intangible assets (Note 15)	62,535	65,329
Deferred income tax assets – net (Note 7)	13,385	19,556
Derivative financial assets – net of current portion (Note 28)	48	—
Prepayments – net of current portion (Notes 19 and 25)	94,777	66,109
Contract assets – net of current portion (Note 5)	566	668
Other financial assets – net of current portion (Note 28)	3,099	2,915
Other non-financial assets – net of current portion	138	109
Total Noncurrent Assets	552,397	488,408
Current Assets
Cash and cash equivalents (Note 16)	23,907	40,237
Short-term investments (Note 28)	2,241	989
Trade and other receivables (Note 17)	21,790	22,053
Inventories and supplies (Note 18)	3,662	4,085
Current portion of contract assets (Note 5)	1,685	1,799
Current portion of derivative financial assets (Note 28)	93	22
Current portion of debt instruments at amortized cost (Note 13)	207	—
Current portion of prepayments (Notes 19 and 25)	12,707	10,657
Financial assets at fair value through other comprehensive income (Notes 6, 11 and 25)	—	168
Current portion of other financial assets (Notes 20 and 28)	7,064	7,172
Current portion of other non-financial assets	575	256
Total Current Assets	73,931	87,438
TOTAL ASSETS	626,328	575,846

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 26)	—	(21)
Capital in excess of par value (Note 20)	130,312	130,312
Other equity reserves (Note 26)	—	19
Retained earnings (Note 20)	34,243	25,652
Other comprehensive loss (Note 6)	(36,437)	(35,652)
Total Equity Attributable to Equity Holders of PLDT	123,216	115,408
Noncontrolling interests (Note 6)	4,249	4,257
TOTAL EQUITY	127,465	119,665

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2021 and 2020

(in million pesos)

	2021	2020
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 28)	241,075	205,195
Lease liabilities – net of current portion (Note 10)	17,131	15,982
Deferred income tax liabilities – net (Note 7)	169	726
Derivative financial liabilities – net of current portion (Note 28)	100	360
Customers’ deposits (Note 28)	2,270	2,371
Pension and other employee benefits (Note 26)	7,760	13,342
Deferred credits and other noncurrent liabilities (Note 22)	6,084	4,668
Total Noncurrent Liabilities	274,589	242,644
Current Liabilities
Accounts payable (Note 23)	99,718	82,413
Accrued expenses and other current liabilities (Notes 24 and 27)	106,113	107,759
Current portion of interest-bearing financial liabilities (Notes 21 and 28)	11,482	17,570
Current portion of lease liabilities (Note 10)	4,555	4,043
Dividends payable (Note 20)	1,708	1,194
Current portion of derivative financial liabilities (Note 28)	115	176
Income tax payable	583	382
Total Current Liabilities	224,274	213,537
TOTAL LIABILITIES	498,863	456,181
TOTAL EQUITY AND LIABILITIES	626,328	575,846

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2021, 2020 and 2019

(in million pesos, except earnings per common share amounts which are in pesos)

	2021	2020	2019
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	185,751	173,634	161,355
Non-service revenues (Note 5)	7,506	7,370	7,832
	193,257	181,004	169,187
EXPENSES
Selling, general and administrative expenses (Note 5)	78,303	75,255	68,230
Depreciation and amortization (Notes 9 and 10)	52,169	47,480	39,656
Cost of sales and services (Note 5)	13,341	12,295	13,429
Asset impairment (Note 5)	4,985	7,646	4,833
Interconnection costs	3,698	2,146	3,638
	152,496	144,822	129,786
	40,761	36,182	39,401

OTHER EXPENSES – NET (Note 5)	(6,607)	(3,161)	(7,065)
INCOME BEFORE INCOME TAX	34,154	33,021	32,336

PROVISION FOR INCOME TAX (Note 7)	7,478	8,441	9,550
NET INCOME	26,676	24,580	22,786
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	26,367	24,284	22,521
Noncontrolling interests	309	296	265
	26,676	24,580	22,786
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 5 and 8)
Basic	121.76	112.12	103.97
Diluted	121.76	112.12	103.97

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2021, 2020 and 2019

(in million pesos)

	2021	2020	2019
NET INCOME	26,676	24,580	22,786
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Fair value changes of financial assets at fair value through other comprehensive income (loss) (Note 25)	(2)	37	127
Foreign currency translation differences of subsidiaries	(329)	(27)	23
Net transactions on cash flow hedges:	(725)	(306)	(256)
Net fair value losses on cash flow hedges (Note 28)	(967)	(433)	(330)
Income tax related to fair value adjustments charged directly to equity (Note 7)	242	127	74
Net other comprehensive loss to be reclassified to profit or loss in subsequent years	(1,056)	(296)	(106)
Actuarial gains (losses) on defined benefit obligations:	2,908	(3,957)	(6,074)
Remeasurement in actuarial losses on defined benefit obligations (Note 26)	3,879	(5,640)	(8,672)
Income tax related to remeasurement adjustments (Note 7)	(971)	1,683	2,598
Revaluation increment on investment properties:	—	—	(2)
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	—	(1)	(3)
Income tax related to revaluation increment charged directly to equity (Note 7)	—	1	1
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 11)	23	(37)	—
Fair value adjustment on sale of property and equipment:	(108)	—	—
Fair value adjustment on sale of property and equipment (Note 26)	(144)	—	—
Income tax related to fair value adjustment on sale of property and equipment	36	—	—
Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	2,823	(3,994)	(6,076)
Total Other Comprehensive Income (Loss) – Net of Tax	1,767	(4,290)	(6,182)
Tax adjustments due to Corporate Recovery and Tax Incentives for Enterprises, or CREATE, Act	(2,546)	—	—
TOTAL COMPREHENSIVE INCOME	25,897	20,290	16,604
ATTRIBUTABLE TO:
Equity holders of PLDT	25,582	20,000	16,343
Noncontrolling interests	315	290	261
	25,897	20,290	16,604

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2021	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665
Treasury shares under employee benefit trust (Note 26)	—	—	—	21	—	—	—	—	21	—	21
Cash dividends (Note 20)	—	—	—	—	—	—	(17,776)	—	(17,776)	(84)	(17,860)
Total comprehensive income (loss):	—	—	—	—	—	—	26,367	(785)	25,582	315	25,897
Net income (Note 8)	—	—	—	—	—	—	26,367	—	26,367	309	26,676
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(785)	(785)	6	(779)
Other equity reserves	—	—	—	—	—	(19)	—	—	(19)	—	(19)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(3)	(3)
Balances as at December 31, 2021	510	1,093	(6,505)	—	130,312	—	34,243	(36,437)	123,216	4,249	127,465

Balances as at January 1, 2020	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290
Treasury shares under employee benefit trust (Note 26)	—	—	—	373	—	—	—	—	373	—	373
Other equity reserves (Note 26)	—	—	—	—	—	(257)	—	—	(257)	—	(257)
Cash dividends (Note 20)	—	—	—	—	—	—	(16,695)	—	(16,695)	(90)	(16,785)
Total comprehensive income (loss):	—	—	—	—	—	—	24,284	(4,284)	20,000	290	20,290
Net income (Note 8)	—	—	—	—	—	—	24,284	—	24,284	296	24,580
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(4,284)	(4,284)	(6)	(4,290)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(10)	(10)
Balances as at December 31, 2020	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665

Balances as at January 1, 2019 (as previously stated)	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666
Effect of adoption of IFRS 16	—	—	—	—	—	—	(924)	—	(924)	—	(924)
Balances as at January 1, 2019 (as restated)	510	1,093	(6,505)	(854)	130,526	697	11,157	(25,190)	111,434	4,308	115,742
Treasury shares under employee benefit trust (Note 26)	—	—	—	460	(130)	—	—	—	330	—	330
Other equity reserves (Note 26)	—	—	—	—	—	(421)	—	—	(421)	—	(421)
Cash dividends (Note 20)	—	—	—	—	—	—	(15,615)	—	(15,615)	(15)	(15,630)
Total comprehensive income (loss):	—	—	—	—	—	—	22,521	(6,178)	16,343	261	16,604
Net income (Note 8)	—	—	—	—	—	—	22,521	—	22,521	265	22,786
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(6,178)	(6,178)	(4)	(6,182)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(84)	—	—	—	(84)	(15)	(99)
Balances as at December 31, 2019	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(in million pesos)

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	34,154	33,021	32,336
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	52,169	47,480	39,656
Interest on loans and other related items – net (Note 5)	8,900	8,736	7,275
Asset impairment (Note 5)	4,985	7,646	4,833
Foreign exchange losses (gains) – net (Notes 5 and 28)	3,890	(1,488)	(424)
Amortization of intangible assets (Notes 5 and 15)	2,822	2,496	758
Pension benefit costs (Notes 5 and 26)	2,213	2,218	1,018
Incentive plan (Notes 5 and 26)	1,186	1,134	638
Accretion on lease liabilities (Notes 5, 10 and 29)	1,170	1,125	1,061
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	1,101	2,328	1,535
Accretion on financial liabilities (Notes 5 and 21)	239	146	122
Impairment of investments (Note 11)	60	60	34
Interest income (Note 5)	(656)	(1,210)	(1,745)
Gains on dilution of shares (Notes 5 and 11)	(826)	(394)	—
Losses (gains) on disposal of property and equipment (Notes 4, 5 and 9)	(884)	(3,369)	88
Losses (gains) on derivative financial instruments – net (Notes 5 and 28)	(1,400)	378	284
Investment derecognized (Note 12)	—	599	—
Others	(2,254)	(3,072)	696
Operating income before changes in assets and liabilities	106,869	97,834	88,165
Decrease (increase) in:
Prepayments	(34,002)	(18,894)	(28,898)
Contract assets	(38)	160	337
Trade and other receivables	(3,713)	(585)	(1,560)
Other financial and non-financial assets	(120)	324	(198)
Inventories and supplies	57	(1,017)	12
Increase (decrease) in:
Customer's deposits	(101)	166	12
Pension and other employee benefits	(3,846)	(249)	(7,965)
Other noncurrent liabilities	(95)	5,220	(1,559)
Accounts payable	29,382	(2,813)	18,768
Accrued expenses and other current liabilities	(301)	7,178	4,375
Net cash flows generated from operations	94,092	87,324	71,489
Income taxes paid	(2,122)	(2,248)	(2,097)
Net cash flows from operating activities	91,970	85,076	69,392

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2021, 2020 and 2019

(in million pesos)

	2021	2020	2019
CASH FLOWS USED IN INVESTING ACTIVITIES
Interest received	714	1,106	1,723
Proceeds from:
Maturity of short-term investments	2,518	4,375	1,415
Disposal of property and equipment (Note 9)	1,217	5,830	224
Redemption of investment in debt securities (Note 13)	993	150	—
Disposal of financial assets at fair value through profit or loss (Note 12)	482	2,020	1,023
Disposal of investments in associates and joint ventures	359	—	—
Collection of financial assets at fair value through other comprehensive income	170	2,534	1,771
Dividends received (Note 11)	—	316	—
Disposal of investment properties (Note 14)	—	—	11
Payments for:
Purchase of investment in debt securities (Note 13)	(404)	(1,194)	—
Interest capitalized to property and equipment (Notes 5, 9 and 29)	(1,582)	(1,597)	(1,455)
Acquisition of investments in associates and joint ventures (Note 11)	(1,754)	(579)	(20)
Purchase of short-term investments	(3,847)	(5,147)	(572)
Purchase of property and equipment (Note 9)	(102,395)	(76,503)	(88,246)
Acquisition of investments in subsidiaries – net of cash acquired (Note 11)	—	—	(80)
Net additions to right-of-use assets (Note 10)	—	—	(145)
Decrease (increase) in other financial and non-financial assets	(111)	20	35
Net cash flows used in investing activities	(103,640)	(68,669)	(84,316)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 21 and 29)	51,500	61,271	37,500
Availments of short-term debt (Note 21)	—	10,000	—
Payments for:
Derivative financial instruments (Notes 28 and 29)	(25)	(430)	(50)
Distribution charges on perpetual notes (Note 20)	(236)	(236)	(236)
Debt issuance costs (Notes 21 and 29)	(397)	(927)	(195)
Obligations under lease liabilities (Notes 10 and 29)	(6,547)	(5,781)	(5,399)
Interest – net of capitalized portion (Notes 5, 21 and 29)	(8,922)	(8,348)	(7,143)
Cash dividends (Notes 20 and 29)	(17,712)	(16,721)	(15,592)
Long-term debt (Notes 21 and 29)	(22,565)	(28,365)	(20,494)
Short-term debt (Note 21)	—	(10,000)	—
Increase in treasury shares under employee trust benefits	—	—	(4)
Net cash flows from (used in) financing activities	(4,904)	463	(11,613)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	244	(1,002)	(748)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,330)	15,868	(27,285)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	40,237	24,369	51,654
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	23,907	40,237	24,369

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation.  While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on November 28, 1928, and another term of 50 years from November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2021.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2021.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2021, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2021.  See Note 20 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 17.4 million ADSs outstanding as at December 31, 2021.

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

Our consolidated financial statements as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 were approved and authorized for issuance by the Board of Directors on March 22, 2022 as reviewed by the Audit Committee on March 21, 2022.

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

On November 24, 2020, the Amendment of the Articles of Incorporation of PLDT was approved by the Philippine SEC.

Amendments to the By-Laws

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provision of Republic Act No. 11232.  On July 9, 2021, the application for the amendment of the By-Laws of PLDT was submitted to the Philippine SEC for review and approval.  The application is still pending to date.
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

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2021 and 2020:

			2021		2020
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.(b)	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0

Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.3	—	65.3	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation(a)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	Ceased commercial operations.
(b)

On June 30, 2021, the Philippine SEC approved the amendment of Telesat, Inc.’s Articles of Incorporation, resulting to the adoption of (i) a new corporate name —“PLDT Global Inc.”; and (ii) a revised primary purpose stating that the Company will now be in the business of providing various cross-border digital platforms and other allied services for global customers, especially for overseas/offshore Filipinos.

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

Expiration of Maratel’s Legislative Franchise

Effective April 27, 2020, Maratel ceased to operate as a telecommunications service provider, following the expiration of its legislative franchise, Republic Act No. 7970.  In order to ensure continued customer service, Maratel assigned its assets and subscribers to PLDT for a consideration of Php500 million.  The NTC did not object to the transfer of Maratel subscribers to PLDT, subject to certain conditions.  The PLDT Board of Directors had approved the acquisition of Maratel’s assets and subscribers on November 7, 2019.  This transaction was eliminated in our consolidated financial statements.

Corona Virus, or COVID-19, Pandemic

On March 8, 2020, Presidential Proclamation No. 922 was issued, declaring a State of Public Health Emergency throughout the Philippines due to COVID-19.  In a move to contain the COVID-19 pandemic, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region, or NCR, effective March 15, 2020. On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight), unless earlier lifted or extended as circumstances may warrant, and imposed an enhanced community quarantine, or ECQ, throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant. On March 24,

2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law, declaring a state of national emergency over the entire country, and authorizing the President of the Philippines to exercise certain powers necessary to address the COVID-19 pandemic. On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020.  On May 1, 2020, the Government further extended the ECQ over, among others, certain portions of Luzon, including Metro Manila, until May 15, 2020, while easing restrictions in other parts of the country. On May 11, 2020, the Inter-Agency Task Force for the Management of Emerging Infectious Diseases, or IATF, placed high-risk local government units under modified ECQ, or MECQ, from May 16, 2020 until May 31, 2020, where certain industries were allowed to operate under strict compliance with minimum safety standards and protocols. On May 27, 2020, the IATF reclassified various provinces, Highly Urbanized Cities, or HUCs, and independent component cities, or ICCs, depending on the risk-level. Meanwhile, on May 28, 2020, the Government placed Metro Manila under general community quarantine, or GCQ, allowing for the partial reopening of certain businesses and public transportation while continuing to limit general movements. Pursuant to the declaration of the President on August 2, 2020, the NCR and the provinces of Laguna, Cavite, Rizal and Bulacan were placed under MECQ from August 4, 2020 until August 18, 2020.  On August 17, 2020, the President placed Metro Manila, Bulacan, Cavite, Rizal, Nueva Ecija, Batangas, Quezon Province, Iloilo City, Cebu City, Lapu-Lapu City, Mandaue City, Talisay City, the municipalities of Minglanilla and Consolacion in Cebu under GCQ. The rest of the country was placed under modified GCQ, or MGCQ, effective August 19, 2020. The period of GCQ for Metro Manila was extended until November 30, 2020.  On December 1, 2020, by order of the President, the Executive Secretary issued a Memorandum, advising that the President, taking into consideration the recommendation of the IATF, had approved the community quarantine classification of provinces, HUCs, and ICCs from December 1 to 31, 2020 as indicated therein. Under said Memorandum, all HUCs of the NCR, the Municipality of Pateros, Batangas, Iloilo City, Tacloban City, Iligan City, Lanao del Sur Province, Davao City and Davao del Norte Province were placed under GCQ, while the rest of the areas listed thereunder were placed under MGCQ, without prejudice to the declaration of localized ECQ in critical areas.

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

On September 3, 2021, the IATF approved the shift in the policy in classifying provinces, HUC, and ICCs for purposes of community quarantine, wherein the new classification framework focuses on the imposition of granular lockdown measures and having an alert-level system (alert level 1 to 4), with each alert level limiting restrictions only to identified high-risk activities.  The National Capital Region was designated as the pilot area of implementation, effective September 16, 2021.  Effective October 20, 2021, the pilot area of implementation of the alert level systems was expanded to selected provinces, HUCs and ICCs outside of NCR.  On November 11, 2021, the IATF approved the nationwide implementation of the alert-level system.

These and other measures have affected and caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.  See Amendments to IFRS 16, Leases, COVID-19 Related Rent Concessions Beyond June 30, 2021, Note 3 – Estimating allowance for expected credit losses and Note 5 – Income and expenses – Contract balances.

To provide our customers with connectivity when they need it the most, we provided zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our eligible PLDT Home subscribers, increased data allocations for postpaid and prepaid customers, equipped our corporate customers with telecommuting solutions, and for our Overseas Filipino Workers, extended the duration of free calls through our Free Bee app.  On May 1, 2020, we implemented a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart consumer postpaid, and Sun consumer postpaid subscribers can settle their unpaid balances as at April 30, 2020 in six equal monthly payments with 0% interest and no penalties.  This program was further extended for two months that ended on December 31, 2020.  In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have implemented limited access to our corporate premises. We have allowed a hybrid of work-from-home and work on-site arrangements. To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection. For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 disease. We have also rolled-out the vaccination program for our employees and their dependents and household members who were enrolled in the program. These and other measures remain in place to protect our employees, as well as our customers.

Total expenses related to our COVID-19 measures amounted to Php942 million and Php903 million for the years ended December 31, 2021 and 2020, respectively.

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

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million.  The Sun Trademark, which had been previously projected to be of continued use and accordingly estimated to be with indefinite life was amortized over a period of 12 months starting August 2020.  Total amortization of the Sun Trademark amounted to Php2,628 million and Php1,877 million for the years ended December 31, 2021 and 2020, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark.

Sale of PLDT Prepaid HOME WiFi, or PHW, Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement on the transfer of PLDT’s 748 thousand PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, have seamless upgrades and cross-selling of products for simplified customer experience and to better manage network costs and wireless network capacity.

The agreement took effect on February 1, 2021 and the PHW subscribers were transferred on March 1, 2021 after complying with the NTC’s required 30-day notice to subscribers.  The initial purchase price for the transfer, together with the PHW inventories and unearned revenues, amounted to Php1,455 million, exclusive of value-added tax.  The transaction price was based on December 31, 2020 balances.

The parties also agreed that any difference between these values as at December 31, 2020 and the values as of cut-off date will have to be confirmed between Smart and PLDT.  The final purchase price amounted to Php1,336 million, plus value-added tax, and was reviewed by an independent party, Isla Lipana & Co., an independent auditing firm, and confirmed to be made on an arm’s length basis.  This transaction is eliminated in our consolidated financial statements.

Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following amended standards starting January 1, 2021.  The adoption of these amended standards did not have significant impact on our financial position or performance.

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

We adopted these amendments beginning January 1, 2021. These amendments apply to some of our financial instruments which are linked to the old interest rate benchmark.  However, we have outstanding financial instruments linked to the three-month and six-month LIBOR that will cease to be provided after June 30, 2023.  The financial instruments that will mature beyond the discontinuance of the said LIBOR rates will be amended accordingly.  Therefore, the amendments have no significant impact on our consolidated financial statements.

Effective April 1, 2021

•	Amendments to IFRS 16, Leases, COVID-19 Related Rent Concessions Beyond June 30, 2021

The amendment provides relief to lessees from applying the IFRS 16 requirement on lease modifications to rent concessions arising as a direct consequence of the COVID-19 pandemic.  A lessee may elect not to assess whether a rent concession from a lessor is a lease modification if it meets all of the following criteria:

a)	The rent concession is a direct consequence of COVID-19;

b)	The change in lease payments results in a revised lease consideration that is substantially the same as, or less than, the lease consideration immediately preceding the change;
c)	Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and
d)	There is no substantive change to other terms and conditions of the lease.

A lessee that applies this practical expedient will account for any change in lease payments resulting from the COVID-19 related rent concession in the same way it would account for a change that is not a lease modification, i.e., as a variable lease payment.

The amendments are effective for annual reporting periods beginning on or after April 1, 2021.  Early adoption is permitted.

We adopted the amendments beginning April 1, 2021 and applied the practical expedient where rent concessions as a result of the COVID-19 pandemic that meets the criteria above shall not be considered as a lease modification. We continued to apply the said amendment for rent concessions beyond June 30, 2021.

Lessors have granted forgiveness on lease payments as an effect of the COVID-19 pandemic.  The rent concessions for PLDT amounted to Php3 million and Php15 million for the years ended December 31, 2021 and 2020, respectively.  The rent concessions for Smart and DMPI amounted to nil and Php122 million for the years ended December 31, 2021 and 2020, respectively.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements.  These policies have been consistently applied to all the years presented, unless otherwise stated.

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

The functional currency of FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah; and the functional currency of PLDT Malaysia Sdn Bhd is the Malaysian Ringgit.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2021 and 2020.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value.  Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity.  Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss until the financial asset is derecognized.  Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.  This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost.  Impairment is measured based on the expected credit loss, or ECL, model.

Our financial assets at FVOCI include receivables from Metro Pacific Investments Corporation, or MPIC, as at December 31, 2020.  See Note 25 – Related Party Transactions and Note 28 – Financial Assets and Liabilities.

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

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at December 31, 2021 and 2020.  See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities are subsequently measured at amortized cost, except for the following:

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

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps, call spreads and liability from redemption of preferred stock as at December 31, 2021 and 2020.  See Note 20 – Equity – Redemption of Preferred Stock, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2021 and 2020.  See Note 10 – Leases, Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

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

We consider a

debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

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

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, financial assets at FVOCI and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of investment properties are disclosed in Note 14 – Investment Properties.  The fair values of the pension plan assets are disclosed in Note 26 – Pension and Other Employee Benefits.  The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

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

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at December 31, 2021, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php38,595 million, of which we expect to recognize approximately 62% in 2022 and 38% in 2023 and onwards.  As at December 31, 2020, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,921 million, of which we expect to recognize approximately 72% in 2021 and 28% in 2022 and onwards.

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

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart Signature, and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

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

Customer Loyalty Program

We operate customer engagement and loyalty programs which allow customers to accumulate crystal points when postpaid Home customers pay their bills on time and in full, purchase products or services, enrollment to electronic billing and auto-payment scheme once registered to the program.  Customers may sign-up or register to PLDT Home Rewards Program thru the MVP Rewards apps/website of thru the PLDT Home Rewards website powered by MVP Rewards Solutions, Inc.  Earned crystal points of members may be redeemed for bill credits, vouchers or load.  Meanwhile, “Giga Points”, Smart’s loyalty program, gives rewards in the form of points for every subscriber top-up and buy Giga.  Each Giga Point is equivalent to Php1.00.  These customer loyalty programs are not treated as a separate performance obligation but as a reduction of revenue when earned, which is booked under loyalty expense.

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

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month.  We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic.  We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

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

Contract balances

Contract assets

A contract asset is recognized when a performance obligation is satisfied, but the payment is conditional not only on the passage of time.  The other conditions attached to realizing that recognized contract asset usually relate to the entity’s fulfillment of other performance obligations in the contract.  Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

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

Segment Information

PLDT and its subsidiaries are organized into three business segments.  Such business segments are the bases upon which we report our primary segment information.  Financial information on business segments is presented in Note 4 – Operating Segment Information.

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

Effective beginning on or after January 1, 2022

•	Amendments to International Accounting Standards, or IAS, 16, Property, Plant and Equipment, Proceeds Before Intended Use

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2022.  We will apply these amendments to contracts for which we have not yet fulfilled all our obligations at the beginning of the annual reporting period in which we first apply the amendments.

We are currently assessing the impact of the amendments on our consolidated financial statements.

•	Amendments to IFRS 3, Business Combinations, Reference to the Conceptual Framework

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.  The amendments added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or International Financial Reporting Interpretations Committee 21, Levies, if incurred separately.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

The amendments will have no significant impact on our consolidated financial statements.

Annual Improvements to IFRSs 2018-2020 Cycle

•	Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards, Subsidiary as a first-time adopter

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

The amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2023

•	Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Accounting Estimates

The amendments introduce a new definition of accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.  Also, the amendments clarify that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

An entity applies the amendments to changes in accounting policies and changes in accounting estimates that occur on or after January 1, 2023 with earlier adoption permitted.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgements, Disclosure of Accounting Policies

The amendments provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by:

a.	Replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies; and

b.	Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures

The amendments to the Practice Statement provide non-mandatory guidance. Meanwhile, the amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023.  Early application is permitted as long as this fact is disclosed.

We are currently assessing the impact of the amendments to our disclosures on accounting policies.

•	Amendments to IAS 12, Income Taxes, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense).

An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented for annual reporting periods on or after January 1, 2023.

The amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2024

•	Amendments to IAS 1, Classification of Liabilities as Current or Noncurrent

The amendments clarify paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

a.	What is meant by a right to defer settlement;
b.	That a right to defer must exist at the end of the reporting period;
c.	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
d.	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.  However, in November 2021, the IASB tentatively decided to defer the effective date to no earlier than January 1, 2024.  We are currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Effective beginning on or after January 1, 2025

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

The Circular Letter No. 2020-62 issued by the Insurance Commission deferred the implementation of IFRS 17 by two years after its effective date on January 1, 2023, as decided by the IASB.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2025, with comparative figures required.  Early application is permitted.

The standard will have no significant impact on our consolidated financial statements.

•	Amendments to IFRS 17, Insurance Contracts, Initial Application of IFRS 17 and IFRS 9: Comparative Information

The amendments add a transition option for a “classification overlay” to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on initial application of IFRS 17.

If an entity elects to apply the classification overlay, it can only do so for comparative periods to which it applies IFRS 17 (i.e., from transition date to the date of initial application of IFRS 17).

No amendments have been made to the transition requirements of IFRS 9.

The amendments shall be applied at the same time IFRS 17 is adopted.

The amendments will have no significant impact on our consolidated financial statements.

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

In December 2015, the IASB decided to defer the effective date of the amendments until such time as it has finalised any amendments that result from its research project on the equity method.
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

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

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

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar;
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

Total depreciation of ROU assets amounted to Php5,388 million, Php4,940 million and Php4,393 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total lease liabilities amounted to Php21,686 million and Php20,025 million as at December 31, 2021 and 2020, respectively.  See Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

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

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Assessment of loss of control over VIH

The Company assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not the Company retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When the Company has less than majority of the voting rights or similar rights to an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscriptions of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PCEV lost its control over VIH and accounted for its remaining interest as investment in associate.

As at December 31, 2021 and 2020, the Company holds 38.45% and 43.97% interest over VIH. PCEV will continue to account for its remaining interest as investment in associate.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of the Bank Holdcos requires affirmative vote of at least one director nominated by both PCEV and VIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank.  Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

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

PCEV entered into Share Purchase Agreement with MPIC on May 30, 2016 and June 13, 2017, to sell its equity interest in Beacon for a total consideration of Php26,200 million and Php21,800 million, respectively.  Upon closing of these sale transactions, MPIC settled portion of the considerations and the balances are being paid in annual installments until June 2021.  Prior to the final settlement, the unpaid balance from MPIC was measured at fair value using discounted cash flow valuation method and interest income were accreted over the term of the receivable.

MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or
(b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.  After the full payment has been settled in June 2021, PCEV ceased to hold significant influence over Beacon.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investment of PCEV in Beacon.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2021 and 2020.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2021 and 2020.

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

Corporate Recovery and Tax Incentives for Enterprises, or CREATE, Act

On March 26, 2021, President Rodrigo Duterte signed into law Republic Act No. 11534, or the CREATE Act, which introduced reforms to the corporate income tax and incentives systems.  It took effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation, or on April 11, 2021.

The CREATE Act provides for the following reduction in corporate income tax rates, among others:

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

The CREATE Act was not considered substantially enacted as at December 31, 2020 and its passage into law on March 26, 2021 is considered as a non-adjusting subsequent event for 2020.  Accordingly, current and deferred taxes as at and for the year ended December 31, 2020 were computed and measured using the applicable tax rates as at December 31, 2020 (i.e. 30% RCIT / 2% MCIT) for financial reporting purposes.

Under the CREATE Act, the lower regular corporate income tax rate of 25% applies retroactively to July 1, 2020.

•

Based on the provisions of BIR Revenue Regulations (RR) No. 05-2021 dated April 8, 2021, the applicable statutory tax rate for the calendar year ended December 31, 2020 is 27.5%.  This resulted in a reduction of provision for current income tax amounting to Php485 million, which was reflected as an adjustment in the 2020 Annual Income Tax Returns; and

•

Deferred income tax assets and liabilities as at December 31, 2021 are remeasured using the applicable statutory tax rate of 25% under the CREATE Act.  This resulted in lower net deferred income tax assets and liabilities as at December 31, 2021 of Php3,125 million and additional provision for deferred income tax of Php579 million.

The above adjustments in income tax provision were recognized in the first quarter of 2021.  Meanwhile, the tax rates provided for under the CREATE Act were used for the year ended December 31, 2021.

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

Our lease liabilities amounted to Php21,686 million and Php20,025 million as at December 31, 2021 and 2020, respectively.  See Note 10 – Leases.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third-party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  In determining the fair value of PLDT’s retained interest in VIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

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

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

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

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 2G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is part of our strategy to address increasing demand for data and data centric applications by moving to faster speed LTE and 5G technologies.  As a result, Smart recognized additional depreciation expense of Php1,397 million in 2021, Php1,458 million in 2020 and Php1,508 million in 2019.  Smart expects additional depreciation expense arising from the acceleration of the estimated useful lives of the affected equipment amounting to Php46 million in each of the years 2022 and 2023.

In 2019, PLDT increased its estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment.  As a result, PLDT recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies.  Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost reengineering initiatives.  As a result, Smart recognized additional depreciation expense of Php1,406 million and Php3,035 million in 2021 and 2020, respectively.  Smart expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment amounting to Php1,110 million in each of the years from 2022 to 2024.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes.  As a result, PLDT recognized additional depreciation expense of Php1,028 million in 2020.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements.  Additional depreciation expense recognized from these equipment amounted to Php1,138 million in 2021 and no additional depreciation expense is expected in subsequent periods.

The total depreciation and amortization of property and equipment amounted to Php46,781 million, Php42,540 million and Php35,263 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php302,736 million and Php260,868 million as at December 31, 2021 and 2020, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  As a result, the “Sun Cellular” trademark of DMPI which had been previously projected to be of continued use and accordingly estimated to have an indefinite life was subsequently treated as having a finite life and was amortized over a period of 12 months starting August 2020.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark.

The total amortization of intangible assets with finite lives amounted to Php2,822 million, Php2,496 million and Php758 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total carrying values of intangible assets with finite lives amounted to Php1,156 million and Php3,950 million as at December 31, 2021 and 2020, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php901 million and Php1,940 million as at December 31, 2021 and 2020, respectively.  Total consolidated provision from deferred income tax amounted to Php2,348 million, Php3,989 million and Php6,267 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php13,385 million and Php19,556 million as at December 31, 2021 and 2020, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for ECLs

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

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

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

Total provision for expected credit losses for trade and other receivables amounted to Php3,737 million, Php6,446 million and Php4,071 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php21,790 million and Php22,053 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total impairment losses for contract assets amounted to Php253 million, Php266 million and Php291 million for the years ended December 31, 2021, 2020 and 2019, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,251 million and Php2,467 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses – Contract Balances.

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

Net consolidated pension benefit costs amounted to Php2,213 million, Php2,218 million and Php1,018 million for the years ended December 31, 2021, 2020 and 2019, respectively.  The prepaid benefit costs amounted to Php1,018 million and Php1,021 million as at December 31, 2021 and 2020, respectively.  The accrued benefit costs amounted to Php7,760 million and Php13,342 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

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

As at May 11, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 239 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  With the completion of the 2017 to 2019 annual grants, the remaining 12 thousand PLDT common shares have been transferred to the PLDT Beneficial Trust Fund on May 11, 2021.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.

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

The expense accrued for the TIP amounted to Php1,186 million, Php1,134 million and Php638 million for the years ended December 31, 2021, 2020 and 2019, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,186 million and Php1,134 million as at December 31, 2021 and 2020, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php2,121 million and Php2,000 million as at December 31, 2021 and 2020, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2021 amounted to Php3,067 million and Php244,568 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2020 amounted to Php3,724 million and Php217,291 million, respectively.  See Note 28 – Financial Assets and Liabilities.

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

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries, data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full-service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

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

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS.The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2021, 2020 and 2019, and as at December 31, 2021 and 2020 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for Adjusted EBITDA margin)
December 31, 2021
Revenues
External customers	105,492	87,765	—	—	193,257
Service revenues	98,512	87,239	—	—	185,751
Non-service revenues	6,980	526	—	—	7,506
Inter-segment transactions	1,127	29,298	—	(30,425)	—
Service revenues	1,127	29,290	—	(30,417)	—
Non-service revenues	—	8	—	(8)	—
Total revenues	106,619	117,063	—	(30,425)	193,257

Results
Depreciation and amortization	40,459	22,139	—	(10,429)	52,169
Asset impairment	1,241	3,743	1	—	4,985
Interest income	355	275	26	—	656
Equity share in net earnings (losses) of associates and joint ventures	—	103	(1,204)	—	(1,101)
Financing costs – net	7,551	6,029	—	(3,166)	10,414
Provision for (benefit from) income tax	3,366	4,103	(270)	279	7,478
Net income (loss) / Segment profit (loss)	9,434	26,146	384	(9,288)	26,676
Adjusted EBITDA	60,876	45,832	(7)	(10,801)	95,900
Adjusted EBITDA margin	61%	39%	—	—	52%
Core income (loss)	13,645	26,298	(666)	(9,340)	29,937
Telco core income (loss)	13,645	25,736	192	(9,340)	30,233

Assets and liabilities
Operating assets	299,513	285,083	7,351	(32,368)	559,579
Investments in associates and joint ventures	39	43,519	9,806	—	53,364
Deferred income tax assets – net	4,695	8,433	(81)	338	13,385
Total assets	304,247	337,035	17,076	(32,030)	626,328
Operating liabilities	213,219	293,162	1,023	(8,710)	498,694
Deferred income tax liabilities	—	169	—	—	169
Total liabilities	213,219	293,331	1,023	(8,710)	498,863

Other segment information
Capital expenditures, including capitalized interest (Note 9)	36,898	52,085	—	—	88,983

December 31, 2020
Revenues
External customers	101,789	79,215	—	—	181,004
Service revenues	95,748	77,886	—	—	173,634
Non-service revenues	6,041	1,329	—	—	7,370
Inter-segment transactions	2,422	19,524	—	(21,946)	—
Service revenues	2,422	19,524	—	(21,946)	—
Non-service revenues	—	—	—	—	—
Total revenues	104,211	98,739	—	(21,946)	181,004

Results
Depreciation and amortization	35,134	19,383	—	(7,037)	47,480
Asset impairment	2,196	5,490	1	(41)	7,646
Interest income	537	636	92	(55)	1,210
Equity share in net earnings (losses) of associates and joint ventures	—	50	(2,378)	—	(2,328)
Financing costs – net	6,886	6,059	55	(2,914)	10,086
Provision for (benefit from) income tax	4,536	3,734	(617)	788	8,441
Net income (loss) / Segment profit (loss)	15,166	14,509	(318)	(4,777)	24,580
Adjusted EBITDA	60,272	33,405	(12)	(7,507)	86,158
Adjusted EBITDA margin	61%	34%	—	—	50%
Core income (loss)	16,440	15,463	193	(4,967)	27,129
Telco core income (loss)	17,217	13,649	2,188	(4,967)	28,087

Assets and liabilities
Operating assets	219,412	319,384	6,371	(41,000)	504,167
Investments in associates and joint ventures	40	43,690	8,393	—	52,123
Deferred income tax assets – net	6,943	11,628	(350)	1,335	19,556

Total assets	226,395	374,702	14,414	(39,665)	575,846
Operating liabilities	227,687	274,614	1,457	(48,303)	455,455
Deferred income tax liabilities	23	330	—	373	726
Total liabilities	227,710	274,944	1,457	(47,930)	456,181

Other segment information
Capital expenditures, including capitalized interest (Note 9)	33,118	38,786	—	—	71,904

December 31, 2019
Revenues
External customers	94,488	74,699	—	—	169,187
Service revenues	88,243	73,112	—	—	161,355
Non-service revenues	6,245	1,587	—	—	7,832
Inter-segment transactions	2,418	14,707	—	(17,125)	—
Service revenues	2,418	14,707	—	(17,125)	—
Non-service revenues	—	—	—	—	—
Total revenues	96,906	89,406	—	(17,125)	169,187

Results
Depreciation and amortization	29,484	16,141	—	(5,969)	39,656
Asset impairment	1,133	3,699	1	—	4,833
Interest income	703	680	362	—	1,745
Equity share in net earnings (losses) of associates and joint ventures	—	568	(2,103)	—	(1,535)
Financing costs – net	6,422	5,078	—	(2,947)	8,553
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss) / Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
Adjusted EBITDA	52,789	33,162	(101)	(6,035)	79,815
Adjusted EBITDA margin	58%	38%	—	—	49%
Core income (loss)	13,685	12,531	(1,151)	46	25,111
Telco core income	14,063	12,531	440	46	27,080

Assets and liabilities
Operating assets	287,059	198,468	7,943	(45,929)	447,541
Investments in associates and joint ventures	10	73,386	9,897	(29,430)	53,863
Deferred income tax assets – net	13,102	11,791	(711)	(559)	23,623
Total assets	300,171	283,645	17,129	(75,918)	525,027
Operating liabilities	221,755	229,855	833	(46,289)	406,154
Deferred income tax liabilities	1,986	384	252	(39)	2,583
Total liabilities	223,741	230,239	1,085	(46,328)	408,737

Other segment information
Capital expenditures, including capitalized interest (Note 9)	30,718	42,153	—	—	72,871

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	(in million pesos)
Consolidated net income	26,676	24,580	22,786
Add (deduct) adjustments:
Depreciation and amortization (Notes 9 and 10)	52,169	47,480	39,656
Financing costs – net (Note 5)	10,414	10,086	8,553
Provision for income tax (Note 7)	7,478	8,441	9,550
Foreign exchange gains (losses) – net (Notes 5 and 28)	3,890	(1,488)	(424)
Amortization of intangible assets (Note 15)	2,822	2,496	758
Equity share in net losses of associates and joint ventures (Note 11)	1,101	2,328	1,535
Impairment of property and equipment (Notes 5 and 9)	148	—	—
Interest income (Note 5)	(656)	(1,210)	(1,745)
Losses (gains) on derivative financial instruments – net (Note 28)	(1,400)	378	284
Other income – net	(6,742)	(6,933)	(1,138)
Gain on dilution of shares (Notes 5 and 11)	(826)	(394)	—
Gains on sale of property and equipment (Note 5)	(884)	(3,369)	(88)
Gain on debt modification (Note 5)	(1,372)	—	—
Reversal of provisions (Note 5)	(2,594)	(2,679)	(999)
Others	(1,066)	(491)	(51)
Total adjustments	69,224	61,578	57,029
Consolidated Adjusted EBITDA	95,900	86,158	79,815

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	(in million pesos)
Consolidated net income	26,676	24,580	22,786
Add (deduct) adjustments:
Foreign exchange losses (gains) – net (Notes 5 and 28)	3,890	(1,488)	(424)
Sun Trademark amortization (Note 15)	2,628	1,877	—
Accelerated depreciation	1,110	—	—
Manpower rightsizing program, or MRP (Note 5)	269	2,625	3,296
Losses from changes in fair value of financial assets at FVPL	174	—	675
Impairment/derecognition of investments (Notes 11 and 12)	60	659	34
Core income adjustment on equity share in net income of associates and joint ventures	(7)	(6)	(226)
Net income attributable to noncontrolling interests	(309)	(296)	(265)
CREATE Act impact on deferred income taxes – net	(355)	—	—
Net tax effect of aforementioned adjustments	(1,209)	(1,106)	(998)
Gain on debt modification – net of amortization of debt discount	(1,339)	—	—
Losses (gains) on derivative financial instruments – net, excluding hedge costs (Note 28)	(1,651)	284	233
Total adjustments	3,261	2,549	2,325
Consolidated core income	29,937	27,129	25,111
Add (deduct) adjustments:
Share in VIH losses	1,981	1,954	1,776
Accelerated depreciation	—	1,496	378
Loss (gain) on sale of Rocket Internet SE, or Rocket Internet, shares	—	364	(185)
Gain from condonation of debt	—	(240)	—
Gain on sale and leaseback of Smart Headquarters – net of tax	—	(2,293)	—
VIH gain on dilution – net of tax	(702)	(323)	—
Gain on asset sales – net of tax (Note 5)	(983)	—	—
Total adjustments	296	958	1,969
Telco core income	30,233	28,087	27,080

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2021, 2020 and 2019:

	2021		2020		2019
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	138.29	138.29	125.29	125.29	115.95	115.95
Add (deduct) adjustments:
Gains (losses) on derivative financial instruments – net, excluding hedge costs	5.73	5.73	(0.92)	(0.92)	(0.75)	(0.75)
Gain on debt modification	4.65	4.65	—	—	—	—
CREATE Act impact on deferred taxes – net	1.64	1.64	—	—	—	—
Core income adjustment on equity share in net earnings of associates and joint ventures	0.03	0.03	0.03	0.03	1.05	1.05
Impairment/derecognition of investments	(0.28)	(0.28)	(3.05)	(3.05)	(0.16)	(0.16)
Losses from changes in fair value of financial assets at FVPL	(0.81)	(0.81)	—	—	—	—
MRP	(1.02)	(1.02)	(8.51)	(8.51)	(10.73)	(10.73)
Accelerated depreciation	(3.85)	(3.85)	—	—	—	—
Sun Trademark amortization	(9.12)	(9.12)	(6.08)	(6.08)	—	—
Foreign exchange gains (losses) – net	(13.50)	(13.50)	5.36	5.36	1.73	1.73
Unrealized losses in fair value of investments	—	—	—	—	(3.12)	(3.12)
Total adjustments	(16.53)	(16.53)	(13.17)	(13.17)	(11.98)	(11.98)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	121.76	121.76	112.12	112.12	103.97	103.97

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	(in million pesos)
Wireless services
Service revenues:
Mobile	95,619	95,589	87,823
Home broadband	2,889	40	85
MVNO and others	4	119	335
	98,512	95,748	88,243
Non-service revenues:
Sale of mobile handsets and broadband data modems	6,980	6,041	6,245
Total wireless revenues	105,492	101,789	94,488
Fixed line services
Service revenues:
Voice	20,222	19,484	19,890
Data	66,624	58,064	52,787
Miscellaneous	393	338	435
	87,239	77,886	73,112
Non-service revenues:
Sale of computers, phone units and SIM cards	454	1,140	1,193
Point-product-sales	72	189	394
	526	1,329	1,587
Total fixed line revenues	87,765	79,215	74,699
Total revenues	193,257	181,004	169,187

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2021, 2020 and 2019.

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

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the years ended December 31, 2021, 2020 and 2019:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2021
Type of good or service
Service revenue	99,639	116,529	—	(30,417)	185,751
Non-service revenue	6,980	534	—	(8)	7,506
Total revenues from contracts with customers	106,619	117,063	—	(30,425)	193,257

Timing of revenue recognition
Transferred over time	99,639	116,529	—	(30,417)	185,751
Transferred at a point time	6,980	534	—	(8)	7,506
Total revenues from contracts with customers	106,619	117,063	—	(30,425)	193,257

December 31, 2020
Type of good or service
Service revenue	98,170	97,410	—	(21,946)	173,634
Non-service revenue	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

Timing of revenue recognition
Transferred over time	98,170	97,410	—	(21,946)	173,634
Transferred at a point time	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

December 31, 2019
Type of good or service
Service revenue	90,661	87,819	—	(17,125)	161,355
Non-service revenue	6,245	1,587	—	—	7,832
Total revenues from contracts with customers	96,906	89,406	—	(17,125)	169,187

Timing of revenue recognition
Transferred over time	90,661	87,819	—	(17,125)	161,355
Transferred at a point time	6,245	1,587	—	—	7,832
Total revenues from contracts with customers	96,906	89,406	—	(17,125)	169,187

Contract Balances

Contract balances as at December 31, 2021 and 2020 consists of the following:

	2021	2020
	(in million pesos)
Trade and other receivables (Note 17)	35,625	38,304
Contract assets	2,306	2,559
Contract liabilities and unearned revenues (Notes 22 and 24)	13,621	9,571

The decrease in gross trade and other receivables of Php2,679 million as at December 31, 2021 was primarily due to accounts written-off.

The decrease of Php253 million in contract assets as at December 31, 2021 was due to lower device plan activations.

The increase of Php4,050 million in contract liabilities and unearned revenues as at December 31, 2021 is related to the overall higher revenues from postpaid and prepaid subscribers due to the increase in demand as more people are doing their activities online due to the COVID-19 restrictions.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
	(in million pesos)
Balances at beginning of the year	92	70	131
Provisions	32	—	—
Reclassification	(69)	22	(61)
Balances at end of the year	55	92	70

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Balances at beginning of the year	9,571	8,483	7,182
Deferred during the year	138,346	127,160	111,084
Recognized as revenue during the year	(134,296)	(126,072)	(109,783)
Balances at end of the year	13,621	9,571	8,483

The contract liabilities and unearned revenues accounts as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Unearned revenues from prepaid contracts	6,716	6,185
Advance monthly service fees	2,476	1,747
Short-term advances for installation services	2,355	1,167
Leased facilities	2,045	446
Long-term advances from equipment	29	26
Total contract liabilities and unearned revenues	13,621	9,571

Contract liabilities:
Noncurrent (Note 22)	223	4
Current (Note 24)	21	12

Unearned revenues:
Noncurrent (Note 22)	3,335	972
Current (Note 24)	10,042	8,583

Unearned revenues on leased circuits pertain to prepayments for various leased circuit contracts.  See Note 24 – Related Party Transactions.

As at December 31, 2021, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php3,558 million and Php10,063 million, respectively, while as at December 31, 2020, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php976 million and Php8,595 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Compensation and employee benefits	25,344	26,833	24,883
Repairs and maintenance (Notes 14, 18 and 25)	24,653	21,555	20,007
Professional and other contracted services (Note 25)	8,371	7,307	7,408
Selling and promotions (Note 25)	6,716	6,542	5,395
Taxes and licenses	4,331	5,495	4,570
Amortization of intangible assets (Note 15)	2,822	2,496	758
Rent (Notes 10 and 25)	2,231	1,384	1,290
Insurance and security services (Note 25)	1,739	1,699	1,671
Communication, training and travel (Note 25)	977	903	1,203
Other expenses	1,119	1,041	1,045
Total selling, general and administrative expenses	78,303	75,255	68,230

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Salaries and other employee benefits	21,676	20,856	19,931
Pension benefit costs (Note 26)	2,213	2,218	1,018
Incentive plan (Note 26)	1,186	1,134	638
MRP	269	2,625	3,296
Total compensation and employee benefits	25,344	26,833	24,883

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

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	8,286	8,275	9,402
Cost of services (Note 18)	3,492	2,991	3,680
Cost of point-product-sales (Note 18)	1,563	1,029	347
Total cost of sales and services	13,341	12,295	13,429

Asset Impairment

Asset impairment for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Trade and other receivables (Note 17)	3,737	6,446	4,071
Inventories and supplies (Note 18)	847	934	471
Contract assets (Note 3)	253	266	291
Property and equipment (Note 9)	148	—	—
Total asset impairment	4,985	7,646	4,833

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Reversal of provisions	2,594	2,679	999
Gains (losses) on derivative financial instruments – net (Note 28)	1,400	(378)	(284)
Gain on debt modification(1)	1,372	—	—
Gains on sale of property and equipment (Note 9)	884	3,369	88
Gain on dilution of shares (Note 11)	826	394	—
Interest income	656	1,210	1,745
Gain on change in fair value of Phunware, Inc., or Phunware (Note 12)	306	—	—
Gain on sale of Phunware (Note 12)	115	—	—
Equity share in net losses of associates and joint ventures (Note 11)	(1,101)	(2,328)	(1,535)
Foreign exchange gains (losses) – net (Note 28)	(3,890)	1,488	424
Financing costs – net	(10,414)	(10,086)	(8,553)
Others – net (Notes 11, 12 and 14)	645	491	51
Total other expenses – net	(6,607)	(3,161)	(7,065)

(1)

PLDT and Smart re-negoiateted certain terms of selected outstanding Philippine Peso loans in 2021.  Under IFRS 9, the difference of the current carrying value and the present value of the modified cash flows of the loan should be recognized as a gain or loss on debt modification.

Interest Income

Interest income for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Interest income arising from revenue contracts with customers	299	414	431
Interest income on cash and cash equivalents (Note 16)	269	560	1,022
Interest income on financial instruments at FVPL	23	8	—
Interest income on financial instruments at amortized cost (Note 13)	13	143	45
Interest income on financial instruments at FVOCI	2	70	239
Interest income – others	50	15	8
Total interest income	656	1,210	1,745

Financing Costs – Net

Financing costs – net for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	10,482	10,333	8,730
Accretion on lease liabilities (Note 10)	1,170	1,125	1,061
Accretion on financial liabilities (Note 21)	239	146	122
Financing charges	105	79	95
Capitalized interest (Notes 9 and 29)	(1,582)	(1,597)	(1,455)
Total financing costs – net	10,414	10,086	8,553

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial instrument at FVOCI – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Fair value adjustment on sale of property and equipment	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2021	701	(9)	(1,202)	508	108	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Other comprehensive income (loss)	(335)	—	(763)	36	(108)	364	23	(2)	(785)	6	(779)
Balances as at December 31, 2021	366	(9)	(1,965)	544	—	(35,356)	(14)	(3)	(36,437)	15	(36,422)
Balances as at January 1, 2020	722	(9)	(896)	508	108	(31,763)	—	(38)	(31,368)	15	(31,353)
Other comprehensive income (loss)	(21)	—	(306)	—	—	(3,957)	(37)	37	(4,284)	(6)	(4,290)
Balances as at December 31, 2020	701	(9)	(1,202)	508	108	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Balances as at January 1, 2019	695	(9)	(640)	510	108	(25,689)	—	(165)	(25,190)	19	(25,171)
Other comprehensive income (loss)	27	—	(256)	(2)	—	(6,074)	—	127	(6,178)	(4)	(6,182)
Balances as at December 31, 2019	722	(9)	(896)	508	108	(31,763)	—	(38)	(31,368)	15	(31,353)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Net deferred income tax assets	13,385	19,556
Net deferred income tax liabilities	169	726

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	3,590	6,394
Unamortized past service pension costs	3,364	4,874
Unearned revenues	3,022	2,509
Accumulated provision for expected credit loss	2,920	3,577
Accumulated write-down of inventories to net realizable values	662	699
Lease liability over ROU assets under IFRS 16	581	666
Unrealized foreign exchange gains (losses)	403	(457)
Customer list and trademark	129	1,116
Fixed asset impairment/depreciation due to shortened life of property and equipment	79	61
NOLCO	10	88
Excess MCIT over RCIT	1	3
Derivative financial instruments	(30)	33
Taxes and duties capitalized	(141)	(124)
Capitalized charges and others	(1,205)	117
Total deferred income tax assets – net	13,385	19,556
Net deferred income tax liabilities:
Investment property	241	569
Unrealized foreign exchange gains	5	167
Intangible assets and fair value adjustment on assets acquired – net of amortization	—	70
Others	(77)	(80)
Total deferred income tax liabilities	169	726

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Net deferred income tax assets – balances at beginning of the year	19,556	23,623
Net deferred income tax liabilities – balances at beginning of the year	(726)	(2,583)
Net balances at beginning of the year	18,830	21,040
Provision for deferred income tax	(2,348)	(3,989)
Movement charged directly to other comprehensive income (loss)	(3,239)	1,811
Others	(27)	(32)
Net balances at end of the year	13,216	18,830
Net deferred income tax assets – balances at end of the year	13,385	19,556
Net deferred income tax liabilities – balances at end of the year	(169)	(726)

The impact of the change in tax rates in our deferred income tax assets and liabilities under the CREATE law is included in the deferred income tax assets charged directly to other comprehensive income and provision for deferred income tax.

The analysis of our consolidated net deferred income tax assets as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	10,127	13,041
Deferred income tax assets to be recovered within 12 months	3,258	6,515
	13,385	19,556

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(173)	(477)
Deferred income tax liabilities to be settled within 12 months	4	(249)
Net deferred income tax liabilities	(169)	(726)

Provision for income tax for the years ended December 31, 2021, 2020 and 2019 consist of:

	2021	2020	2019
	(in million pesos)
Current	5,130	4,452	3,283
Deferred (Note 3)	2,348	3,989	6,267
	7,478	8,441	9,550

The impact of the application of MCIT amounting to Php2 million, Php1,426 million and Php206 million for the years ended December 31, 2021, 2020 and 2019, respectively, was considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	8,538	9,906	9,701
Tax effects of:
Nondeductible expenses	558	144	907
NOLCO/MCIT expiration	248	352	302
Tax adjustment due to CREATE	94	—	—
Loss (income) not subject to income tax	(50)	(27)	154
Income subject to final tax	(186)	(189)	(599)
Special deductible items and income subject to lower tax rate	(204)	(537)	(643)
Equity share in net income of associates and joint ventures	(284)	(20)	(220)
Difference between Optional Standard Deduction, OSD, and itemized deductions	(610)	(426)	(251)
Net movement in unrecognized deferred income tax assets and other adjustments	(626)	(762)	199
Actual provision for income tax	7,478	8,441	9,550

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Fixed asset impairment	1,286	1,284
Accumulated provision for expected credit losses	963	2,907
Provisions	787	761
NOLCO	327	1,358
Pension and other employee benefits	75	61
Unrealized foreign exchange losses	28	5
Excess MCIT over RCIT	22	20
Unearned revenues	21	17
Lease liability over ROU assets under IFRS 16	19	—
Accumulated write-down of inventories to net realizable values	13	2
Interest on subordinated shareholder advances	(4)	(4)
Operating lease	—	10
	3,537	6,421
Unrecognized deferred income tax assets	901	1,940

DMPI and ePLDT availed of the OSD method in computing their taxable income.  This assessment is based on projected taxable profits at a level where it is favorable to use OSD method.  These companies are also expected to avail of the OSD method in the foreseeable future.  Thus, certain deferred income tax assets of DMPI and ePLDT amounting to Php201 million and Php209 million as at December 31, 2021 and 2020, respectively, were not recognized.  Meanwhile, portion of the deferred income tax liability provided with valuation allowance due to OSD amounting to Php58 million as at December 31, 2021 pertains to the gain on fair value adjustment of PCEVs investment to VIH as PCEV expects to use the OSD method in computing its taxable income in the future when said gain is realized.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2021 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2019	December 31, 2022	7	1
December 31, 2020	December 31, 2023	14	—
December 31, 2020	December 31, 2025	—	183
December 31, 2021	December 31, 2024	2	—
December 31, 2021	December 31, 2026	—	181
		23	365
NOLCO incurred by foreign affiliates which can be carried over indefinitely		—	5
		23	370
Consolidated tax benefits		23	92
Consolidated unrecognized deferred income tax assets		(22)	(82)
Consolidated recognized deferred income tax assets		1	10

The excess MCIT totaling Php23 million as at December 31, 2021 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php2 million, Php1,426 million and Php206 million for the years ended December 31, 2021, 2020 and 2019, respectively.  No excess MCIT expired for the year ended December 31, 2021, while the amount of expired portion of excess MCIT amounted to Php1 million and Php10 million for the years ended December 31, 2020 and 2019, respectively.

NOLCO totaling Php365 million as at December 31, 2021 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php556 million, Php2,109 million and Php9,530 million for the years ended December 31, 2021, 2020 and 2019, respectively.  The amount of expired NOLCO amounted to Php990 million, Php1,170 million and Php973 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020.  It contains the government’s second wave of relief measures to address the health and economic crises stemming from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extends the carry-over of the NOLCO incurred in 2021 and 2020 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss.  Hence, the carry-over period for the expiration of NOLCO incurred in 2021 and 2020 amounting to Php189 million and Php183 million, respectively, has been extended to five years from the previous three years.

Registration with Subic Bay Freeport Zone and Clark Special Economic Zone Enterprise Zone

SubicTel and ClarkTel are registered with the Subic Bay Freeport Zone and the Clark Special Economic Zone, or Economic Zones, respectively, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.  SubicTel’s entitlement to 5% gross income tax expired last December 26, 2021.  Thus, income generated thereafter is subject to RCIT.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2021, 2020 and 2019:

	2021		2020		2019
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	26,367	26,367	24,284	24,284	22,521	22,521
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	26,308	26,308	24,225	24,225	22,462	22,462

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 4)	121.76	121.76	112.12	112.12	103.97	103.97

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

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
As at December 31, 2019
Cost	201,652	2,800	321,798	28,128	29,241	30,906	4,597	50,654	17	46,167	715,960
Accumulated depreciation, impairment and amortization	(161,534)	(2,172)	(211,288)	(22,560)	(23,169)	(18,707)	(270)	(44,125)	(1)	—	(483,826)
Net book value	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
Year Ended December 31, 2020
Net book value at beginning of the year	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
Additions (Note 4)	915	155	2,124	238	1,548	2,771	102	991	—	63,060	71,904
Disposals/Retirements	(12)	—	(114)	(212)	(59)	—	(265)	(1)	—	(16)	(679)
Reclassifications	6,116	(707)	(31,539)	(263)	4,030	10,979	(70)	(5,893)	24	17,312	(11)
Transfers and others	21,066	—	42,477	897	(455)	5,614	11	6,576	76	(76,262)	—
Translation differences charged directly to cumulative translation adjustments	—	—	(1)	—	(1)	—	—	(1)	—	—	(3)
Adjustments	9	871	(700)	28	125	1	53	(122)	—	(201)	64
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(1)	—	—	—	—	—	—	(1)
Depreciation and amortization	(9,922)	(398)	(11,154)	(1,282)	(4,664)	(14,224)	(10)	(862)	(24)	—	(42,540)
Net book value at end of the year	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
As at December 31, 2020
Cost	205,338	3,134	298,169	23,647	41,856	46,885	4,427	23,868	104	50,060	697,488
Accumulated depreciation, impairment and amortization	(147,048)	(2,585)	(186,566)	(18,674)	(35,260)	(29,545)	(279)	(16,651)	(12)	—	(436,620)
Net book value	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
Year Ended December 31, 2021
Net book value at beginning of the year	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
Additions (Note 4)	1,306	906	141	145	570	5,678	43	23	145	80,026	88,983
Disposals/Retirements	(9)	(1)	(81)	(27)	(52)	—	(163)	—	—	—	(333)
Reclassifications	—	1,850	—	2,795	55	—	—	—	—	(4,554)	146
Impairment losses recognized during the year (Note 5)	(27)	—	(121)	—	—	—	—	—	—	—	(148)
Transfers and others	22,641	—	30,328	629	195	10,077	145	4,900	107	(69,022)	—
Translation differences charged directly to cumulative translation adjustments	—	—	1	—	(1)	—	—	1	—	—	1
Adjustments	8	—	—	(8)	—	—	—	—	—	—	—
Depreciation and amortization (Note 3)	(10,676)	(552)	(23,282)	(1,091)	(2,124)	(5,245)	(10)	(3,635)	(166)	—	(46,781)
Net book value at end of the year	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
As at December 31, 2021
Cost	229,160	5,896	327,195	26,838	40,586	62,595	4,451	27,099	355	56,510	780,685
Accumulated depreciation, impairment and amortization	(157,627)	(3,144)	(208,606)	(19,422)	(35,347)	(34,745)	(288)	(18,593)	(177)	—	(477,949)
Net book value	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,582 million, Php1,597 million and Php1,455 million for the years ended December 31, 2021, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Financing Costs – Net and Note 29 – Notes to the Statements of Cash Flows.  The average interest capitalization rate used was approximately 4% for each of the years ended December 31, 2021 and 2020 and 5% for the year ended December 31, 2019.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php29 million for the year ended December 31, 2021 and nil for each of the years ended December 31, 2020 and 2019.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php77,201 million and Php73,995 million as at December 31, 2021 and 2020, respectively.

As at December 31, 2021, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 15 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	5 – 15 years
Land improvements	10 years
IT systems and platforms	3 – 5 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

10.	Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations.  We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2021 are as follows:

Sites	1 – 30 years
International leased circuits(1)	1 – 10 years
Poles(2)	1 – 12 years
Domestic leased circuits(3)	1 – 10 years
Office buildings	1 – 25 years
Co-located sites	3 – 7 years

(1)	As at December 31, 2020, the estimated useful life ranges from 3-7 years.
(2)	As at December 31, 2020, the estimated useful life ranges from 1-10 years.
(3)	As at December 31, 2020, the estimated useful life ranges from 4-10 years.

Our consolidated rollforward analysis of ROU assets as at December 31, 2021 and 2020 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
As at December 31, 2020
Costs:
Balances at beginning of the year	14,412	4,341	726	1,214	906	11	21,610
Additions (Note 29)	3,538	2,600	2,576	39	582	—	9,335
Asset retirement obligation	556	—	—	—	172	—	728
Terminations	(158)	(1,181)	—	—	(24)	—	(1,363)
Modifications	(294)	(1,472)	79	41	(52)	(2)	(1,700)
Adjustments	(3)	—	(11)	—	—	—	(14)
Reclassifications	(197)	—	—	—	197	—	—
Balances at end of the year	17,854	4,288	3,370	1,294	1,781	9	28,596

Accumulated depreciation and amortization:
Balances at beginning of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Terminations	113	223	—	—	37	—	373
Adjustments	1	—	—	—	1	—	2
Modifications	3	—	(7)	—	(4)	—	(8)
Depreciation (Note 3)	(2,764)	(735)	(620)	(244)	(574)	(3)	(4,940)
Reclassifications	17	—	—	—	(17)	—	—
Balances at end of the year	(6,556)	(1,346)	(967)	(427)	(993)	(4)	(10,293)
Net book value as at December 31, 2020	11,298	2,942	2,403	867	788	5	18,303

As at December 31, 2021
Costs:
Balances at beginning of the year	17,854	4,288	3,370	1,294	1,781	9	28,596
Additions (Note 29)	5,967	226	47	890	184	—	7,314
Modifications	107	33	230	(309)	(9)	1	53
Asset retirement obligation	211	—	—	—	2	—	213
Currency translation	—	—	—	—	1	—	1
Disposals	(1)	—	(16)	—	(6)	—	(23)
Terminations	(1,045)	(290)	—	(143)	(284)	—	(1,762)
Balances at end of the year	23,093	4,257	3,631	1,732	1,669	10	34,392

Accumulated depreciation and amortization:
Balances at beginning of the year	(6,556)	(1,346)	(967)	(427)	(993)	(4)	(10,293)
Terminations	889	148	—	35	281	—	1,353
Disposals	1	—	16	—	6	—	23
Currency translation	—	—	—	—	(1)	—	(1)
Modifications	(1)	—	—	—	(4)	—	(5)
Depreciation (Note 3)	(2,999)	(816)	(678)	(574)	(319)	(2)	(5,388)
Balances at end of the year	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	(14,311)
Net book value as at December 31, 2021	14,427	2,243	2,002	766	639	4	20,081

The following amounts are recognized in our consolidated income statements for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	(in million pesos)
Depreciation expense of ROU assets (Note 3)	5,388	4,940	4,393
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	1,459	618	378
Interest expense on lease liabilities (Note 5)	1,170	1,125	1,061
Variable lease payments (included in general and administrative expenses) (Note 5)	771	764	708
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	1	2	204
Total amount recognized in consolidated income statements	8,789	7,449	6,744

Our consolidated rollforward analysis of lease liabilities as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Balances at beginning of the year	20,025	16,315
Additions (Note 29)	7,314	11,122
Accretion on lease liabilities (Note 5)	1,170	1,125
Foreign exchange gain (losses) – net	147	(171)
Lease modifications	33	(1,397)
Adjustment	11	—
Termination	(467)	(1,188)
Settlement of obligations	(6,547)	(5,781)
Balances at end of the year (Notes 3 and 29)	21,686	20,025
Less current portion of lease liabilities (Note 28)	4,555	4,043
Noncurrent portion of lease liabilities (Note 28)	17,131	15,982

We had total cash outflows for leases of Php6,547 million, Php5,781 million and Php5,399 million for the years ended December 31, 2021, 2020 and 2019, respectively.  We also had non-cash additions to ROU assets of Php7,314 million and Php9,335 million, respectively, as at December 31, 2021 and 2020, respectively.  We had non-cash additions to lease liabilities of Php7,314 million and Php11,122 million as at December 31, 2021 and 2020, respectively.   The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29 – Notes to the Statements of Cash Flows.

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

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices.  See Note 14 – Investment Properties.  These leases have term of five years.  All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions.  The lessee is also required to provide a residual guarantee on the properties.  Rental income recognized by us amounted to Php48 million, Php51 million and Php49 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at December 31, 2021 and 2020 are as follows.

	2021	2020
	(in million pesos)
Within one year	51	58
After one year but not more than five years	—	—
More than five years	—	—
	51	58

Sale and Leaseback

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Headquarters.  The transaction is subject to the compulsory notification process of the Philippine Competition Commission, or PCC, pursuant to Sections 12(b) and 16 of the Philippine Competition Act.

After undertaking the compulsory notification process, PLDT on September 3, 2020 received the PCC Decision No. 16-M-013/2020 stating that the PCC resolves to take no further action on the transaction considering that it will not likely result in substantial lessening of competition due to the existence of sufficient competitive constraints.

On October 5, 2020, PLDT signed the sale agreement with the buyer and received in full the consideration of Php5,500 million plus 12% VAT.  The sale does not include the telecommunication assets owned or used by PLDT and Smart that are located in the Smart Headquarters.  Smart, the current lessee of the property, continues to occupy the property pursuant to a new contract of lease with the buyer executed on October 5, 2020.  The sale and leaseback resulted to a gain of Php3,275 million.  The new contract of lease is for a period of five years and stipulates that the lessee has the option to pre-terminate without penalty after the second-year subject to a 12-month notice.
11.	Investments in Associates and Joint Ventures

As at December 31, 2021 and 2020, this account consists of:

	2021		2020
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,984		9,914
VIH	7,080		6,702
Appcard, Inc.	110		102
Asia Outsourcing Beta Limited, or Beta	32		33
Digitel Crossing, Inc., or DCI	—		241
AF Payments, Inc., or AFPI	—		—
Asia Netcom Philippines Corp., or ANPC	—		—
	17,206		16,992
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,596		32,625
Multisys	2,521	(1)	2,466	(1)
Telecommunications Connectivity, Inc., or TCI	39		40
Paymaya Finserve Corporation, or PFC	1		—
Voyager Finserve Corporation, or VFC	1		—
Beacon	—		—
	36,158		35,131
Total carrying value of investments in associates and joint ventures	53,364		52,123

(1)	Including subscription payable of Php620 million and Php800 million as at December 31, 2021 and 2020, respectively.

Changes in the cost of investments for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Balances at beginning of the year	60,110	59,516
Additions during the year	1,777	609
Translation and other adjustments	99	(15)
Balances at end of the year	61,986	60,110

Changes in the accumulated impairment losses for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Balances at beginning of the year	2,603	2,543
Additional impairment (Note 4)	60	60
Translation and other adjustments	92	—
Balances at end of the year	2,755	2,603

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Balances at beginning of the year	(5,384)	(3,110)
Share in the other comprehensive income (losses) of associates and joint ventures accounted for using the equity method	23	(37)
Equity share in net losses of associates and joint ventures:	(1,101)	(2,328)
VTI, Bow Arken and Brightshare	971	87
MediaQuest PDRs	70	166
Multisys	55	(73)
DCI	33	(116)
Appcard, Inc.	8	—
TCI	(1)	—
VIH	(2,237)	(2,392)
Dividends	—	(316)
Translation and other adjustments	595	407
Balances at end of the year	(5,867)	(5,384)

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

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-

owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

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

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,984 million and Php9,914 million as at December 31, 2021 and 2020, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019:

	2021	2020
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,402	22,287
Current assets	7,942	6,064
Noncurrent liabilities	2,304	2,567
Current liabilities	11,440	10,294
Equity(1)	16,600	15,490
Carrying amount of interest in Satventures	9,984	9,914
Additional Information:
Cash and cash equivalents	749	1,350
Current financial liabilities(2)	386	478
Noncurrent financial liabilities(2)	1,319	1,413

(1)	Including Php1 billion deposit for preferred stock subscriptions by Mediaquest in 2021.
(2)	Excluding trade, other payables and provisions.

	2021	2020	2019
	(in million pesos)
Income Statements:
Revenues	11,467	9,127	7,367
Depreciation and amortization	1,268	1,049	920
Interest income	2	16	4
Interest expense	219	241	235
Provision for income tax	200	153	165
Net income	110	260	308
Other comprehensive income	—	—	—
Total comprehensive income	110	260	308
Equity share in net income of Satventures	70	166	485

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

Loss of Control over VIH

In 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR, Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, International Finance Corporation, or IFC, and IFC Emerging Asia Fund, or IFC EAF, a fund managed by IFC Asset Management Company, or IFC AMC, entered into subscription agreements to subscribe VIH’s Convertible Class A preferred shares with a total subscription price amounting to US$215 million.  As a result, PCEV’s ownership was diluted to 48.74% and retained two out of five BOD seats in VIH, which resulted to a loss of control.  Consequently, PCEV accounted for its remaining interest in VIH as an investment in an associate.

On June 17, 2020, VIH appointed a new director, representing IFC, bringing the total number of BOD seats in VIH to six.  PCEV still holds two out of the six BOD seats after the appointment of the new director.

Investment in Convertible Notes and Warrant Instruments

On April 16, 2020, PCEV, KKR, Tencent, IFC and IFC EAF, or the “Subscribers”, entered into a new subscription agreement with VIH amounting to US$120 million.  The Notes Subscription Agreement covers the issuance of VIH’s convertible notes, with an aggregate principal amount of US$65 million and issuance of warrants with an aggregate subscription amount of US$55 million.

On May 14, 2020, VIH issued the convertible note instruments together with warrant certificates to the Subscribers.  PCEV paid US$10.8 million for the VIH notes and received a warrant certificate amounting to US$9.2 million.  The investments in convertible notes and warrants are classified as financial assets at FVPL and derivative financial assets, respectively.

The convertible notes issued to PCEV with fair value amounting to Php449 million at inception date was revalued on December31, 2020 for US$10.8M or Php519 million and was converted into 7,891,968 VIH Class A2 preferred shares at US$1.3685 per share.  Thereafter, PCEV’s ownership was diluted from 48.74% to 43.97%.

On March 12, 2021, PCEV, KKR and Tencent exercised their rights to subscribe to additional Class A2 convertible preferred shares of VIH in accordance with the warrant instrument issued by VIH.  The total exercise price of US$9.2 million or Php447 million and the fair value of the warrant instrument amounting to Php110 million formed part of the cost of the investment, and PCEV’s ownership interest was diluted from 43.97% to 41.87%.

Investment in Class B Convertible Preference Shares

On June 11, 2021, PCEV, KKR, Tencent, and IFC Financial Institutions Growth Fund, a fund managed by IFC AMC, entered into a new subscription agreement with VIH to subscribe to US$120.8 million Class B convertible preferred shares of VIH.  PCEV paid a total consideration of US$25 million or Php 1,218 million for 15.6 million VIH convertible preferred shares and resulting to another equity interest dilution from 41.87% to 38.45%.

The summarized financial information of VIH as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 is shown below:

	2021	2020
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	2,403	1,374
Current assets	10,146	8,940
Noncurrent liabilities	115	682
Current liabilities	5,310	5,980
Equity	7,124	3,652
Carrying amount of interest in VIH	7,080	6,702
Additional Information:
Cash and cash equivalents	6,597	5,347
Current financial liabilities*	5,253	5,944

*	Excluding statutory payables and accrued taxes.

	2021	2020	2019
	(in million pesos)
Income Statements:
Revenues	5,336	4,717	1,291
Depreciation and amortization	218	237	254
Interest income (expense)	9	(516)	146
Provision for (benefit from) income tax	2	5	(4)
Net loss	(5,541)	(4,880)	(4,576)
Other comprehensive gains (losses)	30	(47)	(124)
Total comprehensive income (losses)	(5,511)	4,927	4,700
Equity share in net losses of VIH	(2,237)	(2,392)	(2,268)

The carrying value of PCEV’s investment in VIH as at December 31, 2021 and 2020 are as follows.

	2021	2020
	(in million pesos)
VIH Equity(1)	6,398	3,224
PCEV's noncontrolling interests	38.45%	43.97%
Share in net assets of VIH	2,460	1,418
Goodwill arising from acquisition	4,620	5,283
Carrying amount of interest in VIH	7,080	6,701
Minority interest's share in net losses	—	1
Carrying amount of interest in VIH	7,080	6,702

(1)	VIH Equity is net of Php726 million and Php427 million Stock Option in 2021 and 2020, respectively.

Investment of PLDT Capital Pte. Ltd., or PLDT Capital, in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million.  AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

Investment of PCEV in Maya Bank

Pursuant to the Investment Agreement dated September 21, 2021, PCEV, VIH and Voyager have agreed to invest in Maya Bank, to be carried out through the following transactions:

(i)	PCEV and VIH to subscribe to VFC shares and PFC shares (collectively, the Bank HoldCos shares);
(ii)	VFC and PFC (collectively, the Bank HoldCos) and Voyager to subscribe to Maya Bank shares;
(iii)	VIH to subscribe to convertible bonds to be issued by the Bank HoldCos, which are convertible to common shares of the Bank HoldCos; and
(iv)	VIH to subscribe to exchangeable bonds to be issued by the Bank HoldCos, which are exchangeable to common shares of Maya Bank held by the Bank HoldCos.

On September 24, 2021, PCEV entered into separate subscription agreements with VFC and PFC to subscribe to 8.9 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

Based on the assessment and accounting principles of control as a basis of financial consolidation provided in IFRS 10, PCEV cannot demonstrate control over the Bank HoldCos requiring consolidation. PCEV will account for these investments as joint venture in accordance with IFRS 11 and IAS 28.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

PCEV’s investment in Bank HoldCos are recorded under investment in joint venture and are carried in the PLDT’s consolidated financial statements at equity method.  As at December 31, 2021, PCEV’s investment in each of the Bank HoldCos amounted to Php1 million.

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

Investment of PLDT Capital in Beta

On May 14, 2021, PGIC entered into an Instrument of Transfer with its affiliate, PLDT Capital, relating to the acquisition of PGIC’s 554 ordinary shares (or 18.32% full economic interest) in Beta for a purchase consideration of US$0.68 million.  PGIC received the cash consideration from PLDT Capital also on May 14, 2021.

The transfer of shares to PLDT Capital was completed on May 25, 2021.

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

Though Digitel owned more than half of the voting interest in ANPC, management assessed that Digitel only had significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI did not qualify as investment in joint venture as there was no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  On June 2, 2021, Digitel fully divested its investments in DCI and ANPC.  Following the divestment, the JVA dated December 2000, as amended, between and among the Company, DCI, ANPC and PNPI was mutually terminated.

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

In March 2021 and 2020, Smart infused additional capital of Php60 million each year as additional subscription of preferred shares and retained its 20% equity interest in AFPI as at December 31, 2021 and 2020.

The summary of investments in AFPI made by Smart as at December 31, 2021 and 2020 is shown below:

	2021	2020
	(in million pesos)
Common shares	625.7	625.7
Preferred shares	314.2	254.3

Smart’s investment in AFPI has been fully impaired as at December 31, 2021 and 2020.  Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Summarized financial information of individually immaterial associates

The following table presents the summarized financial information of our individually immaterial investments in associates for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	(in million pesos)
Income Statements:
Revenues	20	66	107
Net income (loss)	25	(116)	90
Other comprehensive income	—	—	—
Total comprehensive income (loss)	25	(116)	90

We received nil, Php316 million and nil dividends from our associates for the years ended December 31, 2021, 2020 and 2019, respectively.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2021 and 2020.

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

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares upon execution of the relevant agreement.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

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

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php139 million and Php13 million as at December 31, 2021 and 2020, respectively.

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

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019:

	2021	2020
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	76,925	77,099
Current assets	4,836	5,974
Noncurrent liabilities	9,442	11,204
Current liabilities	2,155	2,090
Equity	70,164	69,779
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,596	32,625
Additional Information:
Cash and cash equivalents	3,183	3,074
Current financial liabilities*	60	66
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	2021	2020	2019
	(in million pesos)
Income Statements:
Revenues	3,772	3,413	3,339
Depreciation and amortization	1,490	1,445	1,337
Interest income	16	25	64
Provision for income tax	174	196	216
Net income	157	175	70
Other comprehensive income	—	—	—
Total comprehensive income	157	175	70
PLDT's share	79	87	35
CREATE adjustment	892	—	—
Equity share in net income of VTI, Bow Arken and Brightshare	971	87	35

The carrying value of PLDT’s investment in VTI, Bow Arken and Brigtshare as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
VTI, Bow Arken and Brightshare equity	70,164	69,779
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,082	34,890
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(155)	(145)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(857)	(748)
Others	(76)	(974)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,596	32,625

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

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming that the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

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

On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.  On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA, or the First CA Resolution: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement;
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

On February 17, 2017, the CA issued a Resolution, or the Second CA Resolution, denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Second CA Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

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

During the intervening period, the CA rendered its Decision on October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions;
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

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transactions was defective because it failed to provide the key terms thereof.

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

On April 5, 2018, PLDT filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.   On April 24, 2018, PLDT received the PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

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

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys, and a balance of another Php800 million subscription payable was outstanding.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

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

On October 6, 2021, PGIH paid Php180 million of the subscription payable to Multisys.

The subscription payable of PGIH to Multisys was at Php620 million and Php800 million as at December 31, 2021 and 2020, respectively.

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

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million was paid in annual installments from June 2018 to June 2021.

MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or
(b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon. After the full payment has been settled in June 2021, PCEV ceased to hold significant influence over Beacon.

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

The remaining net balance of Php168 million as at December 31, 2020 was fully settled on June 30, 2021.

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

Subsequently, Smart, along with Globe and Dito Telecommunity, Inc. entered into an agreement to form a joint venture that will address the requirements of the MNP Act.  The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI would ensure smooth implementation of mobile number porting services.  On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

In December 2020, Smart subscribed to additional 30 million shares, at a subscription price of Php1.00 per share, representing its 33.33% equity interest.  The subscription price of Php30 million was settled in July 2021, upon TCI’s capital call.

The core services of MNP was made available by TCI on September 30, 2021.  This allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.

Summarized financial information of individually immaterial joint ventures

The following table presents the summarized financial information of our individually immaterial joint investments in joint ventures for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	(in million pesos)
Income Statements:
Revenues	754	166	367
Net income	13	320	200
Other comprehensive income	—	—	—
Total comprehensive income	13	320	200

Outstanding contingent liabilities or capital commitments with our joint ventures amounted to Php620 million and Php800 million as at December 31, 2021 and 2020, respectively.

12.	Financial Assets at FVPL

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Club shares and others	339	319
Phunware	—	61
Rocket Internet	—	—
iflix Limited, or iflix	—	—
	339	380

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

On October 25, 2021, PLDT Capital sold all of its PHUN common shares for an aggregate amount of US$9.5 million, or Php482 million, resulting to a gain on fair value changes amounting to Php306 million and gain on sales amounting to Php115 million and full divestment of the investment in Phunware.

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

Further details on investment in Rocket Internet for the years ended December 31, 2020 and 2019, and as at December 31, 2020 are as follows:

	2020	2019

Total market value as at beginning of the year (in million pesos)	2,381	3,128
Closing price per share at end of the year (in Euros)	—	22.10
Total market value as at end of the year (in million Euros)	—	42
Total market value as at end of the year (in million pesos)	—	2,381
Net losses recognized during the year (in million pesos)	—	89

2020
(in million pesos)
Balances at beginning of the year	2,381
Disposal of investments	(2,381)
Balances at end of the year	—

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

On June 19, 2020, iflix entered into an asset purchase agreement with Tencent group relating to the sale of its major assets including trademark, content, platform and resources for a total consideration of US$22.5 million.  Upon closing of the transaction on June 24, 2020, the remaining assets of iflix are its existing cash, receivables and the right to pursue certain ongoing arbitration proceedings against certain business counterparties which it intends to use for the settlement of its liabilities.  As a result, PLDT Online derecognized its investment in iflix composed of ordinary and Series B Preferred Shares which rank last and second to the last, respectively, with respect to rights upon liquidation, dissolution and winding up of iflix.  The derecognition amounting to Php599 million was charged to “Other income (expenses) – net” in our consolidated income statement in 2020.  See Note 4 – Operating Segment Information.
13.	Debt Instruments at Amortized Cost

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Retail Treasury Bonds	400	—
Time deposits	207	1,153
GT Capital Bond	—	—
	607	1,153
Less: Current portion of debt instrument at amortized cost (Note 28)	207	—
Noncurrent portion of debt instrument at amortized cost (Note 28)	400	1,153

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million maturing on March 9, 2024.  The bond has a gross coupon rate of 2.375% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost under IFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php1.5 million for the year ended December 31, 2021.  The carrying value of this investment amounted to Php100 million as at December 31, 2021.

On December 2, 2021, PLDT and Smart purchased at par a 5.5 year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027.  The bond has a gross coupon rate of 4.6250% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost under IFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php904 thousand for the year ended December 31, 2021.  The carrying value of this investment amounted to Php300 million as at December 31, 2021.

Time Deposits

In June 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO Unibank, Inc., or BDO, maturing on June 29, 2022 at a gross coupon rate of 0.90% (net of Trust Fees).  This long-term fixed rate time deposit pays interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.  Interest income, net of withholding tax, recognized on this investment amounted to US$63 thousand, or Php3.1 million, and US$39 thousand, or Php1.9 million, for the years ended December 31, 2021 and 2020, respectively.  Investment was preterminated on October 21, 2021.  The carrying value of this investment amounted to nil and Php480 million as at December 31, 2021 and 2020, respectively.

In July 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO maturing on July 2, 2022 at a gross coupon rate of 1.00%.  This long-term fixed rate time deposit pays interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.  Interest income, net of withholding tax, recognized on this investment amounted to US$69 thousand, or Php3.4 million, and US$43 thousand, or Php2.1 million, for the years ended December 31, 2021 and 2020, respectively.  Investment was preterminated on October 21, 2021.  The carrying value of this investment amounted to nil and Php480 million as at December 31, 2021 and 2020, respectively.

In July 2020, PLDT and Smart invested US$2.0 million each in a two-year time deposit with Landbank of the Philippines, or LBP, maturing on July 29, 2022 and August 1, 2022, respectively, at a gross coupon rate of

2.00%.  These long-term fixed rate time deposits pay interest on a yearly basis or an estimate of 360 days. The deposit may be terminated prior to maturity at the applicable pretermination rates.  Interest income, net of withholding tax, recognized on this investment amounted to US$68 thousand, or Php3.5 million, and US$30 thousand, or Php1.4 million, for the years ended December 31, 2021 and 2020, respectively.  The carrying value of this investment amounted to Php207 million and Php193 million as at December 31, 2021 and 2020, respectively.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million which matured on February 27, 2020.  The bond has a gross coupon rate of 4.84% payable on a quarterly basis and was recognized as HTM investment.  Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under IFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php1 million for the year ended December 31, 2020.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million maturing on January 28, 2024.  The bond has a gross coupon rate of 2.90% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost under IFRS 9.
14.	Investment Properties

Changes in investment properties account for the years ended December 31, 2021 and 2020 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2021
Balances at beginning of the year	728	4	163	895
Net gains (losses) from fair value adjustments charged to profit or loss	43	(1)	(8)	34
Balances at end of the year	771	3	155	929

December 31, 2020
Balances at beginning of the year	607	5	166	778
Transfers from property and equipment	70	—	4	74
Net gains (losses) from fair value adjustments charged to profit or loss	51	(1)	(7)	43
Balances at end of the year	728	4	163	895

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php35 to Php35 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php78 million, Php70 million and Php65 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php48 million, Php51 million and Php49 million for the years ended December 31, 2021, 2020 and 2019, respectively.  See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2021 and 2020 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2021
Costs:
Balances at beginning and end of the year	—	4,505	3,016	135	4,703	1,205	771	14,335	14,335	62,033	76,368
Additions during the year	—	—	—	—	—	—	28	28	28	—	28
Balances at end of the year	—	4,505	3,016	135	4,703	1,205	799	14,363	14,363	62,033	76,396
Accumulated amortization and impairment:
Balances at beginning of the year	—	1,877	1,706	123	4,703	1,205	771	10,385	10,385	654	11,039
Amortization during the year (Notes 4 and 5)	—	2,628	186	8	—	—	—	2,822	2,822	—	2,822
Balances at end of the year	—	4,505	1,892	131	4,703	1,205	771	13,207	13,207	654	13,861
Net balances at end of the year	—	—	1,124	4	—	—	28	1,156	1,156	61,379	62,535
Estimated useful lives (in years)	—	—	16	18	—	—	5	—	—	—	—
Remaining useful lives (in years)	—	—	6	1	—	—	5	—	—	—	—
December 31, 2020
Costs:
Balances at beginning and end of the year	4,505	—	3,016	1,079	4,726	1,205	775	10,801	15,306	62,033	77,339
Reclassification	(4,505)	4,505	—	—	—	—	—	4,505	—	—	—
Translation and other adjustments	—	—	—	(944)	(23)	—	(4)	(971)	(971)	—	(971)
Balances at end of the year	—	4,505	3,016	135	4,703	1,205	771	14,335	14,335	62,033	76,368
Accumulated amortization and impairment:
Balances at beginning of the year	—	—	1,520	1,059	4,301	1,205	775	8,860	8,860	654	9,514
Amortization during the year (Notes 4 and 5)	—	1,877	186	8	425	—	—	2,496	2,496	—	2,496
Translation and other adjustments	—	—	—	(944)	(23)	—	(4)	(971)	(971)	—	(971)
Balances at end of the year	—	1,877	1,706	123	4,703	1,205	771	10,385	10,385	654	11,039
Net balances at end of the year	—	2,628	1,310	12	—	—	—	3,950	3,950	61,379	65,329
Estimated useful lives (in years)	—	1	16	18	—	—	—	—	—	—	—
Remaining useful lives (in years)	—	1	7	2	—	—	—	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2021 and 2020 are as follows:

	2021			2020
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	1,124	—	1,124	1,310	—	1,310
Licenses	4	—	4	12	—	12
Trademark	—	—	—	2,628	—	2,628
Others	—	28	28	—	—	—
Total intangible assets	1,128	28	1,156	3,950	—	3,950
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	57,699	4,836	62,535	60,521	4,808	65,329

The consolidated future amortization of intangible assets as at December 31, 2021 are as follows:

Year	(in million pesos)
2022	196
2023	192
2024	192
2025	191
2026 and onwards	385
1,156

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

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail customer care channels, data-centric offers of Smart alongside existing select Sun top-up offers.  As a result, we amortized Php2,628 million and Php1,877 million for the years ended December 31, 2021 and 2020, respectively, of the “Sun Cellular” trademark.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives.

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at December 31, 2021, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

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

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 7.38% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period of three years are determined using a 2% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill for each of the years ended December 31, 2021 and 2020.

The accumulated impairment balance as at December 31, 2021 and 2020 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.
16.	Cash and Cash Equivalents

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Cash on hand and in banks (Note 28)	10,616	9,526
Temporary cash investments (Note 28)	13,291	30,711
	23,907	40,237

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

Interest income earned from cash in banks and temporary cash investments amounted to Php269 million, Php560 million and Php1,022 million for the years ended December 31, 2021, 2020 and 2019, respectively.  See Note 5 – Income and Expenses.

17.	Trade and Other Receivables

As at December 31, 2021 and 2020, this account consists of receivables from:

	2021	2020
	(in million pesos)
Retail subscribers (Note 28)	15,676	17,142
Corporate subscribers (Note 28)	13,079	13,318
Foreign administrations (Note 28)	1,341	1,520
Domestic carriers (Note 28)	241	226
Dealers, agents and others (Note 28)	5,288	6,098
	35,625	38,304
Less: Allowance for expected credit losses	13,835	16,251
	21,790	22,053

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

The following table explains the changes in the allowance for expected credit losses as at December 31, 2021 and 2020:

	2021
	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
		(in million pesos)
Balances at beginning of the year	—	2,433	7,557	—	1,380	3,478	9	227	3	58	135	971	—	3,960	12,291	16,251
Provisions and other adjustments (Note 5)	—	(820)	3,516	—	(18)	1,045	(9)	4	(3)	8	(48)	62	—	(898)	4,635	3,737
Reclassifications and reversals	—	(5)	86	—	(1)	(31)	—	(12)	—	—	—	(30)	—	(6)	13	7
Write-offs	—	(35)	(4,693)	—	—	(1,168)	—	(98)	—	(52)	—	(137)	—	(35)	(6,148)	(6,183)
Translation adjustments	—	—	—	—	17	6	—	—	—	—	—	—	—	17	6	23
Balances at end of the year	—	1,573	6,466	—	1,378	3,330	—	121	—	14	87	866	—	3,038	10,797	13,835

	2020
	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
		(in million pesos)
Balances at beginning of the year	—	926	9,766	—	732	3,870	3	374	4	86	98	1,045	—	1,763	15,141	16,904
Provisions (Note 5)	—	2,387	2,550	—	1,020	438	6	(20)	(1)	(3)	52	17	—	3,464	2,982	6,446
Reclassifications and reversals	—	(840)	1,015	—	(358)	324	—	(111)	—	(4)	(15)	(6)	—	(1,213)	1,218	5
Write-offs	—	(40)	(5,774)	—	—	(1,151)	—	(16)	—	(21)	—	(85)	—	(40)	(7,047)	(7,087)
Translation adjustments	—	—	—	—	(14)	(3)	—	—	—	—	—	—	—	(14)	(3)	(17)
Balances at end of the year	—	2,433	7,557	—	1,380	3,478	9	227	3	58	135	971	—	3,960	12,291	16,251

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Commercial:
At net realizable value(1)	2,109	1,406
At cost	2,835	1,755
Network:
At net realizable value(1)	515	420
At cost	1,702	1,445
Others:
At net realizable value(1)	1,038	2,259
At cost	1,813	3,248
Total inventories and supplies at the lower of cost or net realizable value	3,662	4,085

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Cost of sales	7,375	8,882	9,528
Repairs and maintenance	850	613	823
Provisions (Note 5)	847	934	471
Selling and promotions	9	3	138
	9,081	10,432	10,960

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Balances at beginning of the year	2,363	2,303
Provisions (Note 5)	847	934
Translation revaluation	2	(1)
Reversals	(11)	(346)
Reclassification	(73)	(209)
Cost of sales	(440)	(262)
Write-off	—	(56)
Balances at end of the year	2,688	2,363

19.	Prepayments

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Advances to suppliers and contractors	82,749	55,891
Prepaid taxes	15,652	15,241
Prepaid fees and licenses	1,631	1,182
Prepaid benefit costs (Note 26)	1,018	1,021
Prepaid rent	574	401
Prepaid repairs and maintenance	531	228
Prepaid insurance (Note 25)	163	130
Other prepayments	5,166	2,672
	107,484	76,766
Less current portion of prepayments	12,707	10,657
Noncurrent portion of prepayments	94,777	66,109

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
20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the year ended December 31, 2021.  The change in PLDT’s capital account for the year ended December 31, 2020 is the redemption and retirement of 870 shares of Series JJ 10% Cumulative Convertible Preferred stock with a par value of Php10.00 per share effective May 12, 2020.

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

In case the shares of Common Stock outstanding are at any time subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock.  In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2021.  See Note 1 – Corporate Information.

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

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price of the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or the Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013.  In accordance with the terms and conditions of the Series HH Shares issued in 2007, the holders of the Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of the Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014.  In accordance with the terms and conditions of the Series HH Shares issued in 2008, the holders of the Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption of the Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective May 11, 2016.  In accordance with the terms and conditions of the Series II Shares, the holder of the Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT withdrawn Php7 million, Php2 million and Php11 million from the Trust Account, representing total payments on redemption for the years ended December 31, 2021, 2020 and 2019, respectively.  The balance of the Trust Account of Php7,842 and Php7,849 million, net of the eliminated Php986 million perpetual notes issued by Smart to RCBC, were presented as part of “Current portion of other financial assets” as at December 31, 2021 and 2020, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes and Note 28 – Financial Assets and Liabilities.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million.  PLDT’s obligations to pay the trust amounts for Series A to FF has also prescribed, resulting in the recognition of income in 2022 for the same amount as the unclaimed Trust Account that RCBC returned to PLDT.

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

Dividends Declared

Our dividends declared for years ended December 31, 2021, 2020 and 2019 are detailed as follows:

December 31, 2021

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2021	February 22, 2021	March 15, 2021	—	12
	May 6, 2021	May 21, 2021	June 15, 2021	—	13
	August 5, 2021	August 20, 2021	September 15, 2021	—	12
	November 4, 2021	November 19, 2021	December 15, 2021	—	12
					49

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
	June 8, 2021	June 24, 2021	July 15, 2021	—	2
	August 26, 2021	September 13, 2021	October 15, 2021	—	2
	December 7, 2021	December 23, 2021	January 15, 2022	—	3
					10

Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40.00	8,642
	August 5, 2021	August 19, 2021	September 3, 2021	42.00	9,075
					17,717
Charged to retained earnings					17,776

*	Dividends were declared based on total amount paid up.

December 31, 2020

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Redeemable Preferred Stock
Series JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12
					49

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021	—	3
					10

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39.00	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38.00	8,210
					16,636
Charged to retained earnings					16,695

*	Dividends were declared based on total amount paid up.

December 31, 2019

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Redeemable Preferred Stock
Series JJ	May 9, 2019	May 31, 2019	June 28, 2019	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12
					49

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 24, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2019	—	3
					10

Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36.00	7,778
					15,556
Charged to retained earnings					15,615

*Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2021 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock(*)
Series IV	January 25, 2022	February 21, 2022	March 15, 2022	—	12
Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42.00	9,075
Charged to retained earnings					9,089

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php236 million as at December 31, 2021 and 2020.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php57 million each as at December 31, 2021 and 2020.  This transaction was eliminated in our consolidated financial statements.  On January 18, 2022, Smart redeemed the Php1,100 million perpetual notes issued to RCBC at the relevant Redemption Price.  This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.  The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php281 million each as at December 31, 2021 and 2020.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes were used to finance capital expenditures.  The notes have no fixed redemption dates.  However, Smart may, at its sole option, redeem the notes.  In accordance with IAS 32, Financial Instruments: Presentation, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2021:

(in million pesos)
Consolidated unappropriated retained earnings available for dividends as at December 31, 2020	25,652
Effect of IAS 27, Consolidated and Separate Financial Statements, adjustments	6,429
Parent Company’s unappropriated retained earnings available for dividends at beginning of the year	32,081
Less: Cumulative unrealized income – net of tax:
Fair value adjustments of investment property resulting to gain	(1,145)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(2,362)
Fair value adjustments (mark-to-market gains)	(3,440)
Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2021	25,134
Parent Company’s net income for the year	22,944
Less: Fair value adjustment of investment property resulting to gain	(27)
Fair value adjustments (mark-to-market gains)	(771)
22,146
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(17,717)
(17,776)
Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2021	29,504

As at December 31, 2021, our consolidated unappropriated retained earnings amounted to Php34,243 million while the Parent Company’s unappropriated retained earnings amounted to Php37,249 million.  The difference of Php3,006 million pertains to the effect of IAS 27, Separate Financial Statements, in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2020, our consolidated unappropriated retained earnings amounted to Php25,652 million while the Parent Company’s unappropriated retained earnings amounted to Php32,081 million.  The difference of Php6,429 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

21.	Interest-bearing Financial Liabilities

As at December 31, 2021 and 2020, this account consists of the following:

	2021	2020
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	241,075	205,195

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 28 and 29)	11,482	17,570
	252,557	222,765

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php2,857 million and Php1,262 million as at December 31, 2021 and 2020, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2021 and 2020:

	2021	2020
	(in million pesos)
Unamortized debt discount at beginning of the year	1,262	491
Additions during the year	1,768	927
Revaluations during the year	13	(10)
Accretion during the year included as part of financing costs – net (Note 5)	(186)	(146)
Unamortized debt discount at end of the year	2,857	1,262

Long-term Debt

As at December 31, 2021 and 2020, long-term debt consists of:

		2021		2020
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2021 and 2020	588	29,971	587	28,179
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.0500% in 2021 and 2.8850% and US$ LIBOR + 0.7900% to 1.45000% in 2020	205	10,468	264	12,693
		793	40,439	851	40,872
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.6423% in 2021 and 5.6423% to 5.9058% in 2020		—		3,854
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2021 and 2020		2,594		14,989
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.5000%) and TDF + 0.2500% in 2021 and 3.9000% to 6.7339%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000%), PDST-R2 + 0.5000% to 0.6000% and TDF + 0.2500% in 2020		209,524		163,050
			212,118		181,893
Total long-term debt (Notes 28 and 29)			252,557		222,765
Less portion maturing within one year (Note 28)			11,482		17,570
Noncurrent portion of long-term debt (Note 28)			241,075		205,195

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2021 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2022	44	2,262	9,592	11,854
2023	39	1,988	25,943	27,931
2024	39	1,988	14,280	16,268
2025	14	714	21,970	22,684
2026	14	713	14,155	14,868
2027 and onwards	656	33,439	128,370	161,809
Total long-term debt (Note 28)	806	41,104	214,310	255,414

				Repurchase			Outstanding Amounts
				Amount			2021				2020
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	295	(*)	15,017	(*)	294	(*)	14,110	(*)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	293	(*)	14,954	(*)	293	(*)	14,069	(*)
							588		29,971		587		28,179

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to refinance debt maturing in 2020 and 2021, prepay outstanding loans and partially finance capital expenditures.

	Date of				Drawn	Cancelled Undrawn		Outstanding Amounts
					Amount	Amount		2021				2020
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	August 11, 2020	—		—		—		—
PLDT
US$50M	August 29, 2014	Metrobank	Annual amortization rate of 1% of the issue price payable semi-annually starting on the first-year up to the fifth-year anniversary of from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	September 2, 2020	—		—		—		—
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	February 24, 2022	15	(*)	764	(*)	45	(*)	2,157	(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	March 4, 2020	—		—		—		—
								15		764		45		2,157

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of				Amount	Amount		2021				2020
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	15	(*)	781	(*)	30	(*)	1,469	(*)
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing(1)	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,272	(*)	25	(*)	1,197	(*)
PLDT
US$25M	January 31, 2017	NTT TC Leasing(1)	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,271	(*)	25	(*)	1,195	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	125	(*)	6,380	(*)	139	(*)	6,675	(*)
								190		9,704		219		10,536
								205		10,468		264		12,693

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 25 – Related Party Transactions.

	Date of			Date of	Payments		Outstanding Amounts
	Loan			Issuance/	Amount		2021	2020
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth-year, with the balance payable on September 21, 2019;	September 21, 2012	2,055 2,741 3,521	June 21, 2013 September 23, 2019 December 21, 2021	—	3,560
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth-year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO	Series A: Annual amortization rate of 1% of the issue price on the first-year up to the sixth-year from issue date and the balance payable upon maturity on November 22, 2019	November 22, 2012	3,549	February 22, 2019	—	—
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first-year up to the ninth-year from issue date and the balance payable upon maturity on November 22, 2022		2,255	November 23, 2020	—	—
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth-year and the balance payable upon maturity on September 21, 2019	June 21, 2013	1,644 291	September 23, 2019 December 21, 2021	—	294
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth-year and the balance payable upon maturity on September 21, 2022
							—	3,854

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

				Date of	Payments		Outstanding Amounts
				Issuance/	Amount		2021		2020
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	2,594	(*)	14,989	(*)

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021	2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	January 12, 2022	1,900	1,920
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	January 13, 2020	—	—
PLDT
Php1,000M	October 11, 2012	AIA Philippines Life and General Company, or AIA Life, formerly Philippine American Life and General Insurance Company	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	December 3, 2020	—	—
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	August 24, 2020	—	—
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six-years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	September 29, 2020	—	—
								1,900	1,920

(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021	2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six-years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	October 9, 2020	—	—
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	November 18, 2020	—	—
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	November 18, 2020	—	—
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	October 30, 2020	—	—
PLDT
Php1,500M	April 2, 2014	AIA Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	January 31, 2022	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	October 30, 2020	—	—
								1,500	1,500

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php1,000M	May 23, 2014	AIA Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	February 28, 2022	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	930		940
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,395		1,410
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,810	(*)	1,900
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,820		2,850
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,700		4,750
								12,655		12,850

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,690	(*)	4,737	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,689	(*)	4,736	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,688	(*)	4,736	(*)
Smart
Php7,000M	December 18, 2015	China Banking Corporation, or CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	4,199	(*)	4,897	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,872	(*)	2,900	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,692	(*)	5,748	(*)
								26,830		27,754

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,338	(*)	7,495	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,165	(*)	6,225	(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,850		2,880
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,126	(*)	5,178	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,027	(*)	5,076	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	1,750		2,000
								28,256		28,854

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,899	(*)	1,917	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	925	(*)	970
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,940		1,960
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,350	(*)	3,383	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth-year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,455		1,470
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,910		1,930
								11,479		11,630

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php3,500M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,360		3,395
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,458	(*)	1,470
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	December 10, 2021	—		980
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,767	(*)	1,960
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	878	(*)	980
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,773	(*)	1,960
								9,236		10,745

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,933	(*)	1,951	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,485		1,500
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,894	(*)	2,922	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,865	(*)	4,980	(*)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,822	(*)	7,900	(*)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,708	(*)	3,936	(*)
								22,707		23,189

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,949	(*)	1,968	(*)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,949	(*)	1,967	(*)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	7,635	(*)	7,949	(*)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,975	(*)	3,973	(*)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,382	(*)	4,424	(*)
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,893	(*)	2,979	(*)
								22,783		23,260

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,854	(*)	4,965	(*)
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,827	(*)	3,972	(*)
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	2,488	(*)	2,484	(*)
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,951	(*)	2,979	(*)
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth-year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,933	(*)	3,970
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,949	(*)	2,978	(*)
								21,002		21,348

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	4,965	(*)	—
Smart
Php3,000M	March 4, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 9, 2031	March 9, 2021	3,000	—	—	2,979	(*)	—
Smart
Php3,000M	March 5, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 25, 2031	May 25, 2021	3,000	—	—	2,979	(*)	—
Smart
Php4,000M	March 8, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 30, 2031	March 30, 2021	4,000	—	—	3,972	(*)	—
PLDT
Php3,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 14, 2032	April 14, 2021	3,000	—	—	2,979	(*)	—
PLDT
Php2,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 29, 2032	April 29, 2021	2,000	—	—	2,000		—
								19,874		—

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	April 14, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on June 8, 2032	June 8, 2021	4,000	—	—	3,971	(*)	—
Smart
Php3,000M	April 15, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on September 1, 2032	September 1, 2021	3,000	—	—	2,978	(*)	—
PLDT
Php3,000M	April 30, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year from drawdown date and the balance of 91% payable upon maturity on June 21, 2032	June 21, 2021	3,000	—	—	2,978	(*)	—
PLDT
Php3,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on July 15, 2032	July 15, 2021	3,000	—	—	2,978	(*)	—
PLDT
Php4,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on September 1, 2032	September 1, 2021	4,000	—	—	3,971	(*)	—
Smart
Php1,000M	September 28, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year from the drawdown date and the balance of 91% payable upon maturity on October 15, 2031	October 15, 2021	1,000	—	—	1,000		—
								17,876		—

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2021		2020
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	November 17, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the sixth-year from the drawdown date and the balance of 94% payable upon maturity on November 22, 2028	November 22, 2021	3,000	—	—	2,978	(*)	—
PLDT
Php1,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 1, 2033	December 1, 2021	1,000	—	—	1,000		—
PLDT
Php3,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	3,000	—	—	2,978	(*)	—
PLDT
Php4,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	4,000	—	—	3,970	(*)	—
PLDT
Php2,500M	December 10, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 17, 2031	December 17, 2021	2,500	—	—	2,500		—
Smart
Php3,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the seventh-year from the drawdown date and the balance of 93% payable upon maturity on January 21, 2030	January 20, 2022	3,000	—	—	—		—
Smart
Php2,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eight-year from the drawdown date and the balance of 92% payable upon maturity on January 20, 2031	January 20, 2022	2,000	—	—	—		—
								13,426		—
								209,524		163,050

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Short-term Debt

In March and April 2020, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million respectively with interest ranging from 5.00% to 5.75%.  In May 2020, PLDT and Smart prepaid their outstanding short-term debt amounting to Php3,000 million and Php4,000 million, respectively.  PLDT prepaid its remaining short-term debt in the aggregate amount of Php3,000 million in June 2020.  In March 2022, PLDT availed unsecured short-term debt amounting to Php2,000 million with interest rate of 2.60%.

U.S. Dollar Fixed Rate Notes

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 16% and 18% were denominated in U.S. Dollars as at December 31, 2021 and 2020, respectively.  Considering PLDT’s hedges and U.S. Dollar cash balances allocated for debt, the unhedged portion of the PLDT’s net debt amounts was approximately 8% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 13% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2021 and 2020, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

As at December 31, 2021 and 2020, we were in compliance with all of our debt covenants.  See
Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

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
22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Contract liabilities and unearned revenues (Note 5)	3,558	976
Provision for asset retirement obligations	2,121	2,000
Accrual of capital expenditures under long-term financing	300	1,542
Others	105	150
	6,084	4,668

The following table summarizes the changes to provision for asset retirement obligations for the years ended December 31, 2021 and 2020:

	2021	2020
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,000	1,767
Capitalized to ROU assets during the year	239	205
Accretion expenses	65	61
Change in assumptions	(62)	(22)
Revaluation due to change in IBR	(102)	39
Gain on settlement of asset retirement obligation	—	(50)
Settlement of obligations and others	(19)	—
Provision for asset retirement obligations at end of the year	2,121	2,000

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.
23.	Accounts Payable

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Suppliers and contractors (Note 28)	85,903	75,322
Taxes (Note 27)	1,741	2,330
Carriers and other customers (Note 28)	1,469	1,336
Related parties (Notes 25 and 28)	200	300
Others	10,405	3,125
	99,718	82,413

Accounts payable are noninterest-bearing and are normally settled within 180 days.

In 2020, one of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php400 million and from Smart amounting to Php1,155 million.  Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.

In 2021, two of our major suppliers entered into TFAs to sell a portion of their Philippine Peso receivables from the Parent Company amounting to Php7,559 million and from Smart amounting to Php1,834 million.

The amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php9,393 million and Php1,555 million as at December 31, 2021 and 2020, respectively.  There were no changes in the payment terms.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 30, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	63,105	64,624
Accrued taxes and related expenses (Note 27)	11,464	11,918
Contract liabilities and unearned revenues (Note 5)	10,063	8,595
Accrued employee benefits and other provisions (Note 28)	9,087	10,397
Liability from redemption of preferred shares (Notes 20 and 28)	7,842	7,849
Accrued interests and other related costs (Note 29)	1,783	1,872
Others	2,769	2,504
	106,113	107,759

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statement of accounts from suppliers.  These liabilities are noninterest-bearing and are normally settled within a year.

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

The following table provides the summary of outstanding balances as at December 31, 2021 and 2020, and transactions for the years ended December 31, 2021, 2020 and 2019 that have been entered into with related parties:

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	2021	2020	Income Statement Classification	2021	2020	2019
					(in million pesos)			(in million pesos)
Indirect investment in joint ventures through PCEV:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	186	418	Repairs and maintenance	2,519	2,231	2,689
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	45 days upon receipt of billings	Unsecured	Accrued expenses and other current liabilities (Note 24)	—	—	Rent	40	38	29
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	2,433	1,916	Depreciation and amortization	486	473	218
		2021 – due after December 31, 2022; 2020 – due after December 31, 2021	Unsecured	Lease liabilities - net of current portion (Note 10)	1,118	1,589
		2021 – due on or before December 31, 2022; 2020 – due on or before December 31, 2021	Unsecured	Current portion of lease liabilities (Note 10)	487	437
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 24)	1	3
MPIC	Notes receivable	2020 – due on or before December 31, 2021; noninterest-bearing	Unsecured	Current portion of financial assets at FVOCI (Note 11)	—	168

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	2021	2020	Income Statement Classification	2021	2020	2019
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT TC Leasing(1)	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities (Note 21)	1,272	1,201	Financing costs – net	17	29	52
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities (Note 21)	1,271	1,200	Financing costs – net	18	30	52
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	240	183	Repairs and maintenance	97	139	169
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	12	11	Professional and other contracted services	68	81	95
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 23)	3	3
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 23)	4	1	Selling and promotions	2	3	5

(1)	Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 21 – Interest-bearing Financial Liabilities.

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	2021	2020	Income Statement Classification	2021	2020	2019
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	12	8	Professional and other contracted services	80	58	70
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	52	59	Rent	232	314	198
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	83	134	Depreciation and amortization	29	34	—
		2021 – due after December 31, 2022; 2020 – due after December 31, 2021	Unsecured	Lease liabilities - net of current portion (Note 10)	62	114
		2021 – due on or before December 31, 2022 2020 – due on or before December 31, 2021	Unsecured	Current portion of lease liabilities (Note 10)	30	20
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	7	3	Repairs and maintenance	25	6	38
							Professional and other contracted services	—	2	—
							Communication, training and travel	—	1	10
							Financing costs – net	5	13	—
							Miscellaneous expenses	—	—	98

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	2021	2020	Income Statement Classification	2021	2020	2019
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
Malayan Insurance Co., Inc.or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	10	10	Insurance and security services	196	194	295
		Immediately upon receipt of invoice	Unsecured	Prepayments (Note 19)	23	18
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	1	10	Insurance and security services	179	149	165
		Immediately upon receipt of invoice	Unsecured	Prepayments (Note 19)	—	5
First Pacific Investment Management Limited, or FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of US$$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020.  Starting April 2021, the fee has been increased to $220k per month. Smart prepaid the fees for the period April to October 2021 (US$1.54 million).

		–	Unsecured	Prepayments (Note 19)	—	—	Professional and other contracted services	111	72	156

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	2021	2020	Income Statement Classification	2021	2020	2019
					(in million pesos)			(in million pesos)
Other related parties:
Cignal Cable Corporation, or Cignal Cable	PLDT and Smart entered into a two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019. The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee. iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each. This agreement was pre- terminated of March 2021.	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 24)	—	102	Cost of services	—	22	306
							Selling and promotions	—	23	82
							Other income – net	—	51	166
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 17)	1,892	2,036	Revenues	2,368	2,145	2,401
		2021 – due after December 31, 2022; 2020 – due after the December 31, 2021	Unsecured	Lease liabilities - net of current portion (Note 10)	386	413	Expenses	2,386	1,582	1,908
		2021 – due on or before December 31, 2022; 2020 – due on or before December 31, 2021	Unsecured	Current portion of lease liabilities (Note 10)	234	156
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	750	598
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 23)	1,314	1,049
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 24)	11	63

Material Related Party Transactions, or MRPT, Policy

On September 24, 2019, the Board of Directors approved and adopted the MRPT Policy in compliance with the Philippine SEC Memorandum Circular No. 10, Series of 2019, or the Rules on MRPT for Publicly-Listed Companies.

This MRPT Policy applies to the PLDT Group and covers related party transactions that meet the Materiality Threshold of 10% of PLDT’s total consolidated assets.  It defines the processes, controls and safeguards for the proper handling, including review, approval and disclosure, of such related party transactions in accordance with applicable laws and regulations.

Related party transactions involving an amount below the Materiality Threshold shall be covered by our Guidelines on the Proper Handling of Related Party Transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Short-term employee benefits	311	327	311
Share-based payments (Note 26)	115	297	138
Post-employment benefits (Note 26)	21	22	58
Total compensation paid to key officers of the PLDT Group	447	646	507

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

Total fees paid for board meetings and board committee meetings amounted to Php85 million, Php72 million and Php68 million for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.  For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	28,197	22,638	20,683
Service costs	1,614	1,313	1,043
Interest costs on benefit obligation	922	1,056	1,338
Actuarial losses on obligations – experience	538	265	570
Actual benefits paid/settlements	(3,471)	(369)	(4,558)
Actuarial losses on obligations – economic assumptions	(5,502)	3,507	3,829
Actuarial losses on obligations – demographic assumptions	—	—	4
Curtailments and others	—	(213)	(271)
Present value of defined benefit obligations at end of the year	22,298	28,197	22,638
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	15,000	13,724	13,539
Actual contributions	3,614	3,227	7,598
Interest income on plan assets	605	322	1,360
Return on plan assets (excluding amount included in net interest)	(1,065)	(1,904)	(4,215)
Actual benefits paid/settlements	(3,471)	(369)	(4,558)
Fair value of plan assets at end of the year	14,683	15,000	13,724
Unfunded status – net	(7,615)	(13,197)	(8,914)
Accrued benefit costs	7,760	13,342	8,985
Prepaid benefit costs (Note 19)	145	145	71

Components of net periodic benefit costs:
Service costs	1,614	1,313	1,043
Interest costs – net	317	734	(22)
Curtailment/settlement gains and other adjustments	—	(99)	(181)
Net periodic benefit costs (Note 5)	1,931	1,948	840

Actual net losses on plan assets amounted to Php460 million, Php1,582 million and Php2,855 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2022 will amount to Php1,460 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2021:

(in million pesos)
2022	373
2023	427
2024	597
2025	888
2026	1,275
2027 to 2031	13,763

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Rate of increase in compensation	5.7%	6.0%	6.0%
Discount rate	5.3%	3.5%	4.8%

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

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2021 and 2020, assuming if all other assumptions were held constant:

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2021 and 2020:

	2021	2020
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	11,332	10,728
Shares of stock	2,316	1,903
Corporate bonds	242	255
Government securities	7	76
Mutual funds	17	21
Total noncurrent financial assets	13,914	12,983
Current Financial Assets
Cash and cash equivalents	518	1,771
Receivables	5	8
Total current financial assets	523	1,779
Total PLDT’s Plan Assets	14,437	14,762
Subsidiaries Plan Assets	246	238
Total Plan Assets of Defined Benefit Pension Plans	14,683	15,000

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unquoted Equity Investments

As at December 31, 2021 and 2020, this account consists of:

	2021	2020	2021	2020
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	10,508	9,955
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	584	542
BTFHI	100%	100%	240	231
			11,332	10,728

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

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of five years based on the 2021 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The post-tax discount rates applied to cash flow projections range from 11.4% to 11.8%.  Cash flows beyond the five-year period are determined using 0.0% to 4.8% growth rates.

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

In 2019 and 2020, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php3,100 million and Php1,400 million, respectively, to fund MediaQuest’s investment requirements.  The full amounts were fully drawn by MediaQuest during 2019 and 2020.

In 2021, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php2,000 million to fund MediaQuest’s investment requirements.  As at December 31, 2021, MediaQuest has drawn the total amount of Php1,600 million.  The balance of Php400 million was subsequently drawn in January 2022.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million.  The cumulative change in the fair market values of this investment amounted to Php462 million and Php423 million as at December 31, 2021 and 2020, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2021, 2020 and 2019.  Dividend receivables amounted to Php2 million each as at December 31, 2021 and 2020.

Shares of Stocks

As at December 31, 2021 and 2020, this account consists of:

	2021	2020
	(in million pesos)
Common shares
PSE	1,401	1,026
PLDT	48	35
Others	507	482
Preferred shares	360	360
	2,316	1,903

Dividends earned on PLDT common shares amounted to Php2 million for each of the years ended December 31, 2021, 2020 and 2019.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2021 and 2020.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php47 million for the year ended December 31, 2021 and Php49 million for each of the years ended December 31, 2020 and 2019.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from July 2022 to September 2027 and fixed interest rates from 3.25% to 6.94% per annum.

Government Securities

Investment in government securities includes Retail Treasury Bonds bearing an interest rate of 3.7% per annum.  This security is fully guaranteed by the government of the Republic of the Philippines.

Mutual Funds

Investment in mutual funds includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Investments in listed and unlisted equity securities	94%	86%
Temporary cash investments	4%	12%
Debt and fixed income securities	2%	2%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641.  As at December 31, 2021 and 2020, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,775	2,813	2,804
Service costs	313	294	239
Interest costs on benefit obligation	101	118	174
Actuarial losses – experience	12	69	100
Actuarial losses – economic assumptions	(40)	28	13
Actual benefits paid/settlements	—	(567)	(37)
Curtailment and others	103	20	(480)
Present value of defined benefit obligations at end of the year	3,264	2,775	2,813
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	3,651	3,084	3,159
Actual contributions	306	282	281
Interest income on plan assets	132	142	190
Return on plan assets (excluding amount included in net interest)	(18)	143	100
Actual benefits paid/settlements	—	—	(37)
Others	66	—	(609)
Fair value of plan assets at end of the year	4,137	3,651	3,084
Funded status – net	873	876	271
Prepaid benefit costs (Note 19)	873	876	271

Components of net periodic benefit costs:
Service costs	313	294	239
Interest costs – net	(31)	(24)	(16)
Curtailment/settlement gains	—	—	(6)
Others	—	—	(39)
Net periodic benefit costs (Note 5)	282	270	178

Actual net gains on plan assets amounted to Php113 million, Php285 million and Php290 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php322 million to the plan in 2022.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2021:

(in million pesos)
2022	88
2023	108
2024	162
2025	209
2026	234
2027 to 2061	1,877

The average duration of the defined benefit obligation at the end of the reporting period is 11 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Rate of increase in compensation	5.0%	5.0%	5.0%
Discount rate	5.0%	3.5%	7.3%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2021 and 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.30%)	(10)
	0.62%	20

Future salary increases	0.61%	20
	(0.30%)	(10)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 70% and 30% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2021 and 2020:

	2021	2020
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,833	2,416
Domestic equities	997	832
International equities	844	902
International fixed income	224	74
Philippine foreign currency bonds	558	240
Total noncurrent financial assets	5,456	4,464
Current Financial Assets
Cash and cash equivalents	37	388
Total current financial assets	37	388
Total plan assets	5,493	4,852
Less: Employee’s share, forfeitures and mandatory reserve account	1,356	1,201
Total Plan Assets of Defined Contribution Plans	4,137	3,651

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.1% to 12.0% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  This includes investment in PLDT shares with fair value of Php45 million and Php44 million as at December 31, 2021 and 2020, respectively.

International Equities

Investments in international equities include exchange traded funds, mutual funds and unit investment trust funds managed by BlackRock, State Street Global Advisors and Wellington Management.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.95% to 10.63% per annum.

International Fixed Income

Investments in international fixed income include exchange traded funds, mutual funds and unit investment trust funds managed by Pacific Investment Management and BPI Asset Management and Trust Corporation.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Investments in debt and fixed income securities and others	67%	64%
Investments in listed and unlisted equity securities	33%	36%
	100%	100%

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

As at May 11, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 239 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  With the completion of the 2017 to 2019 annual grants, the remaining 12 thousand PLDT common shares have been transferred to the PLDT Beneficial Trust Fund on May 11, 2021.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.

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

The expense accrued for the TIP amounted to Php1,186 million, Php1,134 million and Php638 million for the years ended December 31, 2021, 2020 and 2019, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,186 million and Php1,134 million as at December 31, 2021 and 2020, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at December 31, 2021, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

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

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018 and the case is now submitted for resolution.  On November 29, 2021, the RTC rendered its Decision dismissing the appeal of Smart for lack of jurisdiction without prejudice.  Smart has filed its Motion for Reconsideration last February 2, 2022.

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

ACeS Philippines’ Withholding Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  The application for compromise was denied on January 21, 2021.

On February 19, 2021, ACeS Philippines entered into an amicable settlement with the Bureau of Internal Revenue pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise amounting to Php20 million.  On April 18, 2021, the Commissioner of Internal Revenue signed the judicial compromise agreement.

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

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.  As of date of this report, there are no changes on the status of the case.

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

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and  (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of:
(a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance, or IRM, of PLDT lines which individuals will be covered by the regularization orders because they are performing the core functions of PLDT; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

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

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular or core functions of PLDT.”  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

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

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other, or the Co-Use Agreement.

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

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of Republic Act No. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignments.  Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

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

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe).  The consolidated cases were assigned to the Supreme Court Division in charge of G.R. No. 230798, the case with the lowest docket number.

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

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2021 and 2020:

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2021
Noncurrent:
Financial assets at fair value through profit or loss	—		339		339
Debt instruments at amortized cost – net of current portion	400		—		400
Derivative financial assets – net of current portion	—		48		48
Other financial assets – net of current portion	3,099	(1)	—		3,099
Current:
Cash and cash equivalents	23,907		—		23,907
Short-term investments	1,986		255	(2)	2,241
Trade and other receivables	21,790		—		21,790
Current portion of derivative financial assets	—		93		93
Current portion of debt instruments at amortized cost	207		—		207
Current portion of other financial assets	208	(1)	6,856	(3)	7,064
Total assets	51,597		7,591		59,188

Liabilities as at December 31, 2021
Noncurrent:
Interest-bearing financial liabilities – net of current portion	241,075		—		241,075
Lease liabilities – net of current portion	17,131		—		17,131
Derivative financial liabilities – net of current portion	—		100		100
Customers' deposits	2,270		—		2,270
Deferred credits and other noncurrent liabilities	398		—		398
Current:
Accounts payable	97,959		—		97,959
Accrued expenses and other current liabilities	76,377		7,842		84,219
Current portion of interest-bearing financial liabilities	11,482		—		11,482
Current portion of lease liabilities	4,555		—		4,555
Dividends payable	1,708		—		1,708
Current portion of derivative financial liabilities	—		115		115
Total liabilities	452,955		8,057		461,012
Net assets (liabilities)	(401,358)		(466)		(401,824)

(1)	Includes refundable deposits and notes receivables.
(2)

Includes investments in the funds of Credit Suisse and Julius Baer.  PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse in 2021.  As at December 31, 2021, the fund’s value is US$3.4 million which was fully impaired as at year-end.  In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer.  As at December 31, 2021, the fund’s value is US$5.02 million.

(3)Includes RCBC Redemption Trust Account.  See Note 20 – Equity – Redemption of Preferred Stock.

	Financial instruments at amortized cost		Financial instruments at FVPL		Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2020
Noncurrent:
Financial assets at fair value through profit or loss	—		380		—	380
Debt instruments at amortized cost – net of current portion	1,153		—		—	1,153
Other financial assets – net of current portion	2,915	(1)	—		—	2,915
Current:
Cash and cash equivalents	40,237		—		—	40,237
Short-term investments	508		481	(2)	—	989
Trade and other receivables	22,053		—		—	22,053
Current portion of derivative financial assets	—		22		—	22
Current portion of financial assets at fair value through other comprehensive income	—		—		168	168
Current portion of other financial assets	200	(1)	6,972	(3)	—	7,172
Total assets	67,066		7,855		168	75,089

Liabilities as at December 31, 2020
Noncurrent:
Interest-bearing financial liabilities – net of current portion	205,195		—		—	205,195
Lease liabilities – net of current portion	15,982		—		—	15,982
Derivative financial liabilities – net of current portion	—		360		—	360
Customers' deposits	2,371		—		—	2,371
Deferred credits and other noncurrent liabilities	1,683		—		—	1,683
Current:
Accounts payable	80,051		—		—	80,051
Accrued expenses and other current liabilities	79,000		7,849		—	86,849
Current portion of interest-bearing financial liabilities	17,570		—		—	17,570
Current portion of lease liabilities	4,043		—		—	4,043
Dividends payable	1,194		—		—	1,194
Current portion of derivative financial liabilities	—		176		—	176
Total liabilities	407,089		8,385		—	415,474
Net assets (liabilities)	(340,023)		(530)		168	(340,385)

(1)	Includes refundable deposits and notes receivables.
(2)	In December 2020, PLDT invested US$10.0 million in the Supply Chain Finance fund of Credit Suisse equivalent to 9,114.53 shares. As at December 31, 2020, the fund’s value is US$10.01 million.

(3)Includes RCBC Redemption Trust Account.  See Note 20 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2021 and 2020:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2021
Current Financial Assets
Trade and other receivables
Foreign administrations	7,625	6,405	1,220
Domestic carriers	595	368	227
Total	8,220	6,773	1,447
Current Financial Liabilities
Accounts payable
Suppliers and contractors	132,459	46,556	85,903
Carriers and other customers	16,950	5,093	11,857
Total	149,409	51,649	97,760

December 31, 2020
Current Financial Assets
Trade and other receivables
Foreign administrations	7,161	5,877	1,284
Domestic carriers	717	552	165
Total	7,878	6,429	1,449
Current Financial Liabilities
Accounts payable
Suppliers and contractors	75,394	72	75,322
Carriers and other customers	7,128	2,699	4,429
Total	82,522	2,771	79,751

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2021 and 2020.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2021 and 2020 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2021	2020	2021	2020
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	400	1,153	403	1,163
Other financial assets – net of current portion	3,099	2,915	2,664	2,561
Total	3,499	4,068	3,067	3,724
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	241,075	205,195	242,545	213,908
Customers' deposits	2,270	2,371	1,619	1,821
Deferred credits and other noncurrent liabilities	398	1,683	404	1,562
Total	243,743	209,249	244,568	217,291

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2021 and 2020.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2021				2020
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	315	24	339	61	294	25	380
Derivative financial assets – net of current portion	—	48	—	48	—	—	—	—
Current Financial Assets
Short-term investments	—	255	—	255	—	481	—	481
Current portion of derivative financial assets	—	93	—	93	—	22	—	22
Current portion of FVOCI	—	—	—	—	—	168	—	168
Current portion of other financial assets	—	6,856	—	6,856	—	6,972	—	6,972
Total	—	7,567	24	7,591	61	7,937	25	8,023

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	100	—	100	—	360	—	360
Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,842	—	7,842	—	7,849	—	7,849
Current portion of derivative financial liabilities	—	115	—	115	—	176	—	176
Total	—	8,057	—	8,057	—	8,385	—	8,385

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2021 and 2020, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2021 and 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

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

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps, foreign currency options and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

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

As at December 31, 2021 and 2020, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2021 and 2020:

							2021		2020
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$69	Various dates in October to December 2021	U.S. Dollar Liabilities	Various dates in January to July 2022	—	Php50.90	US$69	17	US$13	(5)
	US$8	Various dates in January to February 2022	U.S. Dollar Liabilities	Various dates in June 2022	—	Php51.38	—	—	—	—
	EUR5	Various dates in July and August 2019	EUR Assets	January 2020	—	Php58.65	—	—	—	—
Foreign exchange options capped forward(a)	US$6	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.80	US$6	(2)	—	—
					—	Php52.17	—	—	—	—
Foreign exchange options seagull(b)	US$4	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in May 2022	—	Php50.68	4	(1)	—	—
					—	Php51.02	—	—	—	—
					—	Php52.05	—	—	—	—
								14		(5)
Smart
Forward foreign exchange contracts	US$133	Various dates in 2019 and 2020	U.S. Dollar Liabilities	Various dates in 2020	—	Php50.73	—	—	—	—
	US$332	Various dates in 2020 and 2021	U.S. Dollar Liabilities	Various dates in 2021	—	Php49.03			US$26	(9)
	US$116	Various dates in October to December 2021	U.S. Dollar Liabilities	Various dates in 2022	—	Php50.83	US$116	40	—	—
	US$30	Various dates in January to March 1, 2022	U.S. Dollar Liabilities	Various dates in April to September 2022	—	Php51.65	—	—	—	—
Subsidized forwards(c)	US$2	Various dates in November 2021	U.S. Dollar Liabilities	Various dates in 2022	—	Php50.38	—	—	—	—
					—	Php51.65	US$2	(1)	—	—
Seagull(d)	US$3	Various dates in November to December 2021	U.S. Dollar Liabilities	Various dates in 2022	—	Php49.90	—	—	—	—
					—	Php50.88	—	—	—	—
					—	Php51.75	US$3	(2)	—	—
	US$4	Various dates in January to February 2022	U.S. Dollar Liabilities	Various dates in May and July 2022	—	Php51.20	—	—	—	—
					—	Php52.17	—	—	—	—
					—	Php52.96	—	—	—	—
								37		(9)
								51		(14)
Transactions designated as hedges:
PLDT
Interest rate swaps(e)	US$100	August 2014	100 PNB	August 11, 2020	3.46%	—	—	—	—	—
	US$50	September 2014	50 Metrobank	September 2, 2020	3.47%	—	—	—	—	—
	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	US$11	(5)	US$34	(25)
Long-term currency swaps(f)	US$4	January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	—	—	—	—
	US$6	February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	—	—	—	—
	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	Php50.78	US$5	2	US$16	(52)
Long-term foreign currency options(g)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	(175)	US$200	(406)
								(178)		(483)
Smart
Interest rate swaps(h)	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	—	—	—	—
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	—	—	US$6	(2)
Long-term currency swaps(i)	US$18	Various dates in 2017, 2018 and 2019	100 Mizuho	December 7, 2020	1.76%	Php50.98	—	—	—	—
	US$13	Various dates in 2018 and 2019	200 Mizuho	March 4, 2020	2.06%	Php51.93	—	—	—	—
	US$6	February 2019	100 Mizuho	December 7, 2021	2.22%	Php51.83	—	—	US$2	(8)
	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	Php48.64	US$3	9	US$6	(7)
Long-term foreign currency options(j)	US$109	February to April 2021	140 PNB	December 13, 2030	1.63%	Php48.00 Php53.34	US$99	44	—	—
								53		(17)
								(125)		(500)
								(74)		(514)

(a)

If the Philippine peso to U.S. dollar spot exchange rate on fixing date settles above Php52.17, PLDT will purchase the U.S. dollar for Php50.80 plus the excess above Php52.17, and if the exchange rate is at or lower than Php52.17, PLDT will purchase the U.S. dollar at Php50.80.

(b)

If the Philippine peso to U.S. dollar spot exchange rate on fixing date settles between Php51.02 to Php52.05, PLDT will purchase the U.S. dollar for Php51.02. However, if on maturity, the exchange rate settles above Php52.05, PLDT will purchase the U.S. dollar for Php51.02 plus the excess above Php52.05, and if the exchange rate is lower than Php51.02, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.68.

(c)

If the Philippine peso to U.S. Dollar spot exchange rate on fixing date settles above Php51.65, Smart will purchase the U.S. Dollar for Php50.38 plus the excess above Php51.65, and if the exchange rate is at or lower than Php51.65, Smart will purchase the U.S. Dollar at Php50.38.

(d)

If the Philippine peso to U.S. Dollar spot exchange rate on fixing date settles between Php50.88 to Php51.75, Smart will purchase the U.S. Dollar for Php50.88. However, if on maturity, the exchange rate settles above Php51.75, Smart will purchase the U.S. Dollar for Php50.88 plus the excess above Php51.75, and if the exchange rate is lower than Php50.88, Smart will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php49.90.

(e)

PLDT’s interest rate swap agreements outstanding as at December 31, 2021 and 2020 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php1 million and Php16 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2021 and 2020, respectively.  Interest accrual on the interest rate swaps amounting to Php3 million and Php9 million were recorded as at December 31, 2021 and 2020, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2021, 2020 and 2019.

(f)

PLDT’s long-term principal only-currency swap agreements outstanding as at December 31, 2021 and December 31, 2020 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php4 million and Php46 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2021 and 2020, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php2 million and Php6 million were recognized as at December 31, 2021 and 2020, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php0.5 million, Php2 million and Php2 million were recognized in our consolidated income statements for the years ended December 31, 2021, 2020 and 2019, respectively.

(g)

PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2021 and 2020 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61.  However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate.  The mark-to-market losses amounting to Php100 million and Php342 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2021 and 2020, respectively.  Hedge cost accrual on the long-term foreign currency option agreements amounting to Php75 million and Php64 million were recognized as at December 31, 2021 and 2020, respectively.  The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php89 million and Php26 million were recognized in our consolidated income statement for the years ended December 31, 2021 and 2020, respectively.

(h)

Smart’s interest rate swap agreements outstanding as at December 31, 2021 and 2020 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to nil and Php2 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2021 and 2020, respectively.  Interest accrual amounting to nil and Php197 thousand were recognized as at December 31, 2021 and 2020, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2021 and 2020.

(i)

Smart’s long-term principal only-currency swap agreements outstanding as December 31, 2021 and 2020 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gain amounting to Php9 million and mark-to-market loss amounting to Php13 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2021 and 2020, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php201 thousand and Php2 million was recognized as at December 31, 2021 and 2020, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portions of the movements in the fair value amounting to Php309 thousand and Php1 million were recognized in our consolidated income statements for the years ended December 31, 2021 and 2020, respectively.

(j)

Smart’s long-term foreign currency option agreements outstanding as at December 31, 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00.  However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php5.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate.  The mark-to-market gain amounting to Php48 million was recognized in our consolidated statement of other comprehensive income as at December 31, 2021.  Hedge cost accrual on the long-term foreign currency option agreements amounting to Php4 million was recognized as at December 31, 2021.  The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php8 million was recognized in our consolidated income statement for the year ended December 31, 2021.

Our derivative financial instruments as at December 31, 2021 and 2020 are presented in the statements of financial position as follows:

	2021	2020
	(in million pesos)
Noncurrent assets	48	—
Current assets	93	22
Noncurrent liabilities (Note 29)	(100)	(360)
Current liabilities (Note 29)	(115)	(176)
Net liabilities	(74)	(514)

Movements of our consolidated mark-to-market losses for the years ended December 31, 2021 and 2020 are summarized as follows:

	2021	2020
	(in million pesos)
Net mark-to-market losses at beginning of the year	(514)	(71)
Gains (losses) on derivative financial instruments (Note 4)	1,651	(284)
Effective portion recognized in the profit or loss for the cash flow hedges	(75)	(156)
Settlements, interest expense and others	(169)	430
Net fair value losses on cash flow hedges charged to other comprehensive income	(967)	(433)
Net mark-to-market losses at end of the year	(74)	(514)

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in million pesos)
Gains (losses) on derivative financial instruments	1,651	(284)	(233)
Hedge costs	(251)	(94)	(51)
Net gains (losses) on derivative financial instruments (Note 5)	1,400	(378)	(284)

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php23,907 million and Php2,241 million, respectively, as at December 31, 2021, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2021 and 2020:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2021
Financial instruments at amortized cost:	55,428	51,317	2,898	430	783
Other financial assets	3,919	208	2,798	430	483
Debt instruments at amortized cost	607	207	100	—	300
Temporary cash investments	13,291	13,291	—	—	—
Short-term investments	1,986	1,986	—	—	—
Retail subscribers	15,676	15,676	—	—	—
Corporate subscribers	13,079	13,079	—	—	—
Foreign administrations	1,341	1,341	—	—	—
Domestic carriers	241	241	—	—	—
Dealers, agents and others	5,288	5,288	—	—	—
Financial instruments at FVPL:	7,624	7,285	—	—	339
Financial assets at fair value through profit or loss	339	—	—	—	339
Short-term investments	429	429	—	—	—
Other financial assets	6,856	6,856	—	—	—
Total	63,052	58,602	2,898	430	1,122

December 31, 2020
Financial instruments at amortized cost:	74,365	69,723	3,439	732	471
Other financial assets	3,689	200	2,286	732	471
Debt instruments at amortized cost	1,153	—	1,153	—	—
Temporary cash investments	30,711	30,711	—	—	—
Short-term investments	508	508	—	—	—
Retail subscribers	17,142	17,142	—	—	—
Corporate subscribers	13,318	13,318	—	—	—
Foreign administrations	1,520	1,520	—	—	—
Domestic carriers	226	226	—	—	—
Dealers, agents and others	6,098	6,098	—	—	—
Financial instruments at FVPL:	7,833	7,453	—	—	380
Financial assets at fair value through profit or loss	380	—	—	—	380
Short-term investments	481	481	—	—	—
Other financial assets	6,972	6,972	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—
Financial assets at fair value through other comprehensive income	168	168	—	—	—
Total	82,366	77,344	3,439	732	851

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2021 and 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2021
Debt(1):	331,933	7,681	77,865	53,026	193,361
Principal	255,414	7,649	48,404	37,552	161,809
Interest	76,519	32	29,461	15,474	31,552
Lease obligations	30,770	11,609	9,004	4,523	5,634
Various trade and other obligations:	179,484	176,816	667	54	1,947
Suppliers and contractors	86,203	85,903	292	8	—
Utilities and related expenses	62,989	62,988	1	—	—
Employee benefits	9,090	9,090	—	—	—
Liability from redemption of preferred shares	7,842	7,842	—	—	—
Customers’ deposits	2,270	—	277	46	1,947
Dividends	1,708	1,708	—	—	—
Carriers and other customers	1,469	1,469	—	—	—
Others	7,913	7,816	97	—	—
Total contractual obligations	542,187	196,106	87,536	57,603	200,942

December 31, 2020
Debt(1):	292,639	12,562	74,960	51,659	153,458
Principal	224,027	12,400	47,753	37,785	126,089
Interest	68,612	162	27,207	13,874	27,369
Lease obligations	29,312	10,995	8,897	5,068	4,352
Various trade and other obligations:	169,808	165,750	2,010	36	2,012
Suppliers and contractors	76,864	75,322	1,535	7	—
Utilities and related expenses	64,580	64,577	3	—	—
Employee benefits	10,404	10,404	—	—	—
Liability from redemption of preferred shares	7,849	7,849	—	—	—
Customers’ deposits	2,371	—	330	29	2,012
Carriers and other customers	1,336	1,336	—	—	—
Dividends	1,194	1,194	—	—	—
Others	5,210	5,068	142	—	—
Total contractual obligations	491,759	189,307	85,867	56,763	159,822

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Within one year	11,609	11,061
After one year but not more than five years	13,527	13,899
More than five years	5,634	4,352
Total	30,770	29,312

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php179,484 million and Php169,808 million as at December 31, 2021 and 2020, respectively.  See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2021 and 2020.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at December 31, 2021 and 2020.

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

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2021 and 2020 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2021
Long-term currency swaps	8	—	Derivative financial assets – net of current portion
	—	15	Current portion of derivative financial assets
	—	(2)	Current portion of derivative financial liabilities
Long-term foreign currency options	389	48	Derivative financial assets – net of current portion
	—	(100)	Derivative financial liabilities – net of current portion
	397	(39)

December 31, 2020
Long-term currency swaps	24	—	Derivative financial assets – net of current portion
	—	(14)	Current portion of derivative financial assets
	—	(48)	Derivative financial liabilities – net of current portion
	200	(342)	Current portion of derivative financial liabilities
	224	(404)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2021 and 2020 are as follows:

	2021		2020
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	—
US$100M PNB	(11)	—	(11)	—
US$200M MUFG Bank, Ltd.	(8)	2	(47)	6
US$300M Notes 2031	(1,011)	75	(414)	64
	(1,303)	77	(745)	70

Smart:
US$200M Mizuho	—	—	(1)	—
US$100M Mizuho	(9)	—	(18)	15
US$140M PNB	(429)	4	—	—
	(438)	4	(19)	15

The effect of the cash flow hedge on our consolidated statements of financial position and statements of other comprehensive income as at December 31, 2021 and 2020 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2021
Long-term currency swaps	(301)	Other comprehensive loss
Long-term foreign currency options	(1,440)	Other comprehensive loss
	(1,741)

December 31, 2020
Long-term currency swaps	(350)	Other comprehensive loss
Long-term foreign currency options	(414)	Other comprehensive loss
	(764)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2021 and 2020:

	2021		2020
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Debt instruments at amortized cost	—	—	24	1,153
Derivative financial assets – net of current portion	1	48	—	—
Other financial assets – net of current portion	—	19	—	7
Total noncurrent financial assets	1	67	24	1,160
Current Financial Assets
Cash and cash equivalents	146	7,466	338	16,251
Short-term investments	5	254	10	480
Trade and other receivables – net	142	7,218	131	6,290
Current portion of derivative financial assets	2	93	1	22
Current portion of debt instruments at amortized cost	4	207
Current portion of other financial assets	—	—	—	12
Total current financial assets	299	15,238	480	23,055
Total Financial Assets	300	15,305	504	24,215
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	758	38,648	802	38,530
Derivative financial liabilities – net of current portion	2	100	7	360
Other noncurrent liabilities	—	23	1	22
Total noncurrent financial liabilities	760	38,771	810	38,912
Current Financial Liabilities
Accounts payable	1,150	58,599	670	32,201
Accrued expenses and other current liabilities	239	12,164	253	12,135
Current portion of interest-bearing financial liabilities	44	2,252	59	2,842
Current portion of derivative financial liabilities	2	115	4	176
Total current financial liabilities	1,435	73,130	986	47,354
Total Financial Liabilities	2,195	111,901	1,796	86,266

(1)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.97 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2021.

(2)	The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php48.02 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2020.

As at March 21, 2022, the Philippine Peso-U.S. Dollar exchange rate was Php52.37 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php2,653 million as at December 31, 2021.

Approximately 16% and 18% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at December 31, 2021 and 2020, respectively.  Our consolidated foreign currency-denominated debt decreased to Php40,439 million as at December 31, 2021 from Php40,872 million as at December 31, 2020.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts and long-term foreign currency options were US$397 million and US$224 million as at December 31, 2021 and 2020, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 8% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 13% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2021 and 2020, respectively.

Approximately 20%, 19% and 15% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2021, 2020 and 2019, respectively.  Approximately 18%, 16% and 11% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended December 31, 2021, 2020 and 2019, respectively.  In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 6.14% against the U.S. Dollar to Php50.97 to US$1.00 as at December 31, 2021 from Php48.02 to US$1.00 as at December 31, 2020.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php3,890 million for the year ended December 31, 2021 and net consolidated foreign exchange gains of Php1,488 million and Php424 million for the years ended December 31, 2020 and 2019, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until March 31, 2022.  Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1.03% as compared to the exchange rate of Php50.97 to US$1.00 as at December 31, 2021.  If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1.03% as at December 31, 2021, with all other variables held constant, consolidated profit after tax for the year 2021 and stockholders’ equity as at year end 2021 would have been approximately Php1,404 million and Php21 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2021 and 2020 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2021
Interest rate swaps	11	—	Derivative financial assets – net of current portion
	—	21	Current portion of derivative financial assets
	—	(26)	Current portion of derivative financial liabilities
	11	(5)

December 31, 2020
Interest rate swaps	40	—	Derivative financial assets – net of current portion
	—	22	Current portion of derivative financial assets
	—	(4)	Derivative financial liabilities – net of current portion
	—	(44)	Current portion of derivative financial liabilities
	40	(26)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2021 and 2020 are as follows:

	2021		2020
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$200M MUFG Bank, Ltd.	(1)	—	(16)	—

Smart:
2015 Mizuho US$200M	—	—	(2)	—
2015 Mizuho US$100M	—	—	(6)	—
	—	—	(8)	—

The effect of the cash flow hedge on our consolidated statements of financial position as at December 31, 2021 and 2020 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2021
Interest rate swaps	(1)	Other comprehensive loss

December 31, 2020
Interest rate swaps	(24)	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2021 and 2020.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2021

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	4	—	—	—	—	4	207	—	207	4	207
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	2	—	6	8	400	—	400	8	403
Interest rate	—	—	2.3750%	—	4.6250%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	3	—	—	—	—	3	152	—	152	3	152
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	99	—	—	—	—	99	5,068	—	5,068	99	5,068
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	53	—	—	—	—	53	2,676	—	2,676	53	2,676
Interest rate	0.0500% to 0.2000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	208	—	—	—	—	208	10,615	—	10,615	208	10,615
Interest rate	0.2000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	39	—	—	—	—	39	1,986	—	1,986	39	1,986
Interest rate	0.5000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
	406	—	2	—	6	414	21,104	—	21,104	414	21,107
Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	30,584	613	29,971	597	30,441
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	4	—	—	—	—	4	191	—	191	4	193
Interest rate	2.8850%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	120	519	185	649	1,122	2,595	132,285	1,056	131,229	2,571	131,039
Interest rate	4.5500% to 5.4000%	3.9000% to 6.3457%	4.0000% to 6.3457%	4.0000% to 6.3457%	4.2588% to 6.3457%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	26	53	39	28	56	202	10,329	52	10,277	202	10,329
Interest rate	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	59	95	59	1,396	1,609	82,025	1,136	80,889	1,609	82,025
Interest rate	—	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.6000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.6000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	—	—	—	—	—	—
	150	631	319	736	3,174	5,010	255,414	2,857	252,557	4,983	254,027

As at December 31, 2020

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	24	—	—	—	24	1,153	—	1,153	24	1,163
Interest rate	—	0.8962% to 2.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	49	—	—	—	—	49	2,337	—	2,337	49	2,337
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	103	—	—	—	—	103	4,940	—	4,940	103	4,940
Interest rate	0.0500% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	254	—	—	—	—	254	12,222	—	12,222	254	12,222
Interest rate	0.0200% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	385	—	—	—	—	385	18,490	—	18,490	385	18,490
Interest rate	0.3200% to 1.6000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	10	—	—	—	—	10	480	—	480	10	480
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	11	—	—	—	—	11	509	—	509	11	509
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
	812	24	—	—	—	836	40,131	—	40,131	836	40,141

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	28,813	634	28,179	632	30,336
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	11	—	—	—	11	540	—	540	11	545
Interest rate	—	2.8850%	—	—		—	—	—	—	—	—
Philippine Peso	258	313	525	657	1,612	3,365	161,597	532	161,065	3,489	167,520
Interest rate	5.2250%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9500% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	—	93	39	53	70	255	12,222	69	12,153	255	12,222
Interest rate	—	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	9	4	77	344	434	20,855	27	20,828	434	20,855
Interest rate	—	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.6000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	—	—	—	—	—	—
	258	426	568	787	2,626	4,665	224,027	1,262	222,765	4,821	231,478

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 36% and 15% of our consolidated debts were variable rate debts as at December 31, 2021 and 2020, respectively.  Our consolidated variable rate debt increased to Php92,354 million as at December 31, 2021 from Php33,077 million as at December 31, 2020.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$11 million and US$40 million as at December 31, 2021 and 2020, respectively, approximately 64% and 86% of our consolidated debts were fixed as at December 31, 2021 and 2020, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2022.  Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 10 basis points, or bps, and 25 bps higher/lower, respectively, as compared to levels as at December 31, 2021.  If the U.S. Dollar interest rates had been 10 bps higher/lower as compared to market levels as at December 31, 2021, with all other variables held constant, consolidated profit after tax for the year 2021 and stockholders’ equity as at year end 2021 would have been approximately Php2 million and Php27 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If the Philippine Peso interest rates had been 25 bps higher/lower as compared to market levels as at December 31, 2021, with all other variables held constant, consolidated profit after tax for the year 2021 and stockholders’ equity as at year end 2021 would have been approximately Php5 thousand and Php10 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2021 and 2020 are as follows:

	2021	2020
	(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	339	380
Derivative financial assets – net of current portion	48	—
Current portion of derivative financial assets	93	22
Total	480	402

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2021 and 2020.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2021 and 2020, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon.  For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	2021
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,251	9,180	—	38,431
Standard grade	556	4,116	—	4,672
Substandard grade	—	8,494	—	8,494
Default	612	3,038	10,797	14,447
Gross carrying amount	30,419	24,828	10,797	66,044
Less allowance	612	3,038	10,797	14,447
Carrying amount	29,807	21,790	—	51,597

	2020
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	44,618	8,239	—	52,857
Standard grade	563	4,443	—	5,006
Substandard grade	—	9,371	—	9,371
Default	574	3,960	12,291	16,825
Gross carrying amount	45,755	26,013	12,291	84,059
Less allowance	574	3,960	12,291	16,825
Carrying amount	45,181	22,053	—	67,234

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2021 and 2020.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2021 and 2020:

	2021
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	51,597	513	51,084
Other financial assets	3,307	—	3,307
Debt instruments at amortized cost	607	—	607
Cash and cash equivalents	23,907	127	23,780
Short-term investments	1,986	—	1,986
Corporate subscribers	8,371	379	7,992
Retail subscribers	7,637	7	7,630
Foreign administrations	1,220	—	1,220
Domestic carriers	227	—	227
Dealers, agents and others	4,335	—	4,335
Financial instruments at FVPL:	7,591	—	7,591
Financial assets at FVPL	339	—	339
Short-term investments	255	—	255
Interest rate swap	93	—	93
Long-term currency swaps	48	—	48
Other financial assets	6,856	—	6,856
Total	59,188	513	58,675

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2021.

	2020
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	67,066	528	66,538
Other financial assets	3,115	—	3,115
Debt instruments at amortized cost	1,153	—	1,153
Cash and cash equivalents	40,237	173	40,064
Short-term investments	508	—	508
Retail subscribers	7,152	18	7,134
Corporate subscribers	8,460	337	8,123
Foreign administrations	1,284	—	1,284
Domestic carriers	165	—	165
Dealers, agents and others	4,992	—	4,992
Financial instruments at FVPL:	7,855	—	7,855
Financial assets at FVPL	380	—	380
Short-term investments	481	—	481
Other financial assets	6,972	—	6,972
Interest rate swap	22	—	22
Financial instruments at FVOCI:	168	—	168
Financial assets at FVOCI	168	—	168
Total	75,089	528	74,561

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2020.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2021 and 2020:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2021
Financial instruments at amortized cost:	66,044	38,431	4,672	8,494	14,447
Other financial assets	3,919	3,020	287	—	612
Debt instruments at amortized cost	607	607	—	—	—
Cash and cash equivalents	23,907	23,638	269	—	—
Short-term investments	1,986	1,986	—	—	—
Retail subscribers	15,676	5,411	297	1,929	8,039
Corporate subscribers	13,079	2,650	1,044	4,677	4,708
Foreign administrations	1,341	193	486	541	121
Domestic carriers	241	78	46	103	14
Dealers, agents and others	5,288	848	2,243	1,244	953
Financial instruments at FVPL:	7,765	7,467	124	—	174
Financial assets at FVPL	339	215	124	—	—
Short-term investments	429	255	—	—	174
Interest rate swap	93	93	—	—	—
Long-term currency swaps	48	48	—	—	—
Other financial assets	6,856	6,856	—	—	—
Total	73,809	45,898	4,796	8,494	14,621

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

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2020
Financial instruments at amortized cost:	83,891	52,689	5,006	9,371	16,825
Other financial assets	3,689	2,833	282	—	574
Debt instruments at amortized cost	1,153	1,153	—	—	—
Cash and cash equivalents	40,237	39,956	281	—	—
Short-term investments	508	508	—	—	—
Retail subscribers	17,142	3,263	2,348	1,541	9,990
Corporate subscribers	13,318	3,358	228	4,874	4,858
Foreign administrations	1,520	246	567	471	236
Domestic carriers	226	14	38	113	61
Dealers, agents and others	6,098	1,358	1,262	2,372	1,106
Financial instruments at FVPL:	7,855	7,741	114	—	—
Financial assets at FVPL	380	266	114	—	—
Short-term investments	481	481	—	—	—
Other financial assets	6,972	6,972	—	—	—
Interest rate swap	22	22	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—
Financial assets at FVOCI	168	168	—	—	—
Total	91,914	60,598	5,120	9,371	16,825

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2021 and 2020 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2021
Financial instruments at amortized cost:	66,044	43,103	4,200	1,278	3,016	14,447
Other financial assets	3,919	3,307	—	—	—	612
Debt instruments at amortized cost	607	607	—	—	—	—
Cash and cash equivalents	23,907	23,907	—	—	—	—
Short-term investments	1,986	1,986	—	—	—	—
Retail subscribers	15,676	5,708	1,484	171	274	8,039
Corporate subscribers	13,079	3,694	2,420	926	1,331	4,708
Foreign administrations	1,341	679	119	55	367	121
Domestic carriers	241	124	47	17	39	14
Dealers, agents and others	5,288	3,091	130	109	1,005	953
Financial instruments at FVPL:	7,765	7,591	—	—	—	174
Financial assets at FVPL	339	339	—	—	—	—
Short-term investments	429	255	—	—	—	174
Interest rate swap	93	93	—	—	—	—
Long-term currency swaps	48	48	—	—	—	—
Other financial assets	6,856	6,856	—	—	—	—
Total	73,809	50,694	4,200	1,278	3,016	14,621

December 31, 2020
Financial instruments at amortized cost:	83,891	57,695	3,090	1,139	5,142	16,825
Other financial assets	3,689	3,115	—	—	—	574
Debt instruments at amortized cost	1,153	1,153	—	—	—	—
Cash and cash equivalents	40,237	40,237	—	—	—	—
Short-term investments	508	508	—	—	—	—
Retail subscribers	17,142	5,611	884	348	309	9,990
Corporate subscribers	13,318	3,586	1,606	559	2,709	4,858
Foreign administrations	1,520	813	144	70	257	236
Domestic carriers	226	52	31	10	72	61
Dealers, agents and others	6,098	2,620	425	152	1,795	1,106
Financial instruments at FVPL:	7,855	7,855	—	—	—	—
Financial assets at FVPL	380	380	—	—	—	—
Short-term investments	481	481	—	—	—	—
Other financial assets	6,972	6,972	—	—	—	—
Interest rate swap	22	22	—	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—	—
Financial assets at FVOCI	168	168	—	—	—	—
Total	91,914	65,718	3,090	1,139	5,142	16,825

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2021, 2020 and 2019.
29.	Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at December 31, 2021 and 2020:

	January 1, 2021	Cash flows	Foreign exchange movement	Others	December 31, 2021

	(in million pesos)
Interest-bearing financial liabilities (Note 21)	222,765	28,538	2,440	(1,186)	252,557
Lease liabilities (Notes 3 and 10)	20,025	(6,547)	—	8,208	21,686
Derivative financial liabilities	536	(25)	—	(296)	215
Accrued interests and other related costs (Note 24)	1,872	(8,922)	—	8,833	1,783
Dividends (Note 20)	1,194	(17,712)	—	18,226	1,708
	246,392	(4,668)	2,440	33,785	277,949

	January 1, 2020	Cash flows	Foreign exchange movement	Others	December 31, 2020

	(in million pesos)
Interest-bearing financial liabilities (Note 21)	192,556	31,979	(1,917)	147	222,765
Lease liabilities (Notes 3 and 10)	16,315	(5,781)	—	9,491	20,025
Derivative financial liabilities	113	(430)	—	853	536
Accrued interests and other related costs (Note 24)	1,531	(8,348)	—	8,689	1,872
Dividends (Note 20)	1,584	(16,721)	—	16,331	1,194
	212,099	699	(1,917)	35,511	246,392

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2021 and 2020:

	2021	2020
	(in million pesos)
Acquisition of property and equipment on account	23,522	9,992
Additions to ROU assets (Note 10)	7,314	9,335
Capitalization to property and equipment of:
Inventories	5,989	3,934
Borrowing costs (Notes 5 and 9)	1,582	1,597
Foreign exchange differences – net (Note 9)	29	—
Fair value adjustments of property and equipment	—	18
	38,436	24,876

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2021 and 2020:

	2021	2020
	(in million pesos)
Additions to lease liabilities (Note 10)	7,314	11,122

Item 19.	Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on June 9, 2020) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 23, 2021)

1(b)	Amended By-Laws (as amended on August 30, 2016) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

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

Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(f)

First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(g)

Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(h)

Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

8*	Subsidiaries

12.1*	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

Exhibit Number	Description of Exhibit

12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1*	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 6, 2022
PLDT INC.

	By:	/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Chief Legal Counsel