Form 20-F
period 2022-12-31
PLDT Inc.
filed 2023-03-24
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2022

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

As at December 31, 2022:
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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PCAOB ID: 01755 Auditor Name: SyCip Gorres Velayo & Co. Auditor Location: Makati City, Philippines

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT		3
FORWARD-LOOKING STATEMENTS		5
PRESENTATION OF FINANCIAL INFORMATION		6

PART I		7

Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Performance Indicators	7
	Capital Stock	8
	Dividends Declared	8
	Dividends Paid	9
	Capitalization and Indebtedness	9
	Reasons for the Offer and Use of Proceeds	9
	Risk Factors	9
Item 3A.	[Reserved]	25
Item 4.	Information on the Company	25
	Overview	25
	Historical Background and Development	26
	Recent Developments	26
	Strengths	27
	Strategy	28
	Business Overview	28
	Capital Expenditures and Divestitures	38
	Organization	39
	Infrastructure	39
	Interconnection Agreements	44
	Licenses and Regulations	44
	Material Effects of Regulation on our Business	44
	Competition	51
	Environmental Matters	52
	Intellectual Property Rights	53
	Properties	53
Item 4A.	Unresolved Staff Comments	54
Item 5.	Operating and Financial Review and Prospects	54
	Overview	54
	Management’s Financial Review	54
	Critical Accounting Policies	58
	New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2022	71
	Results of Operations	71
	Capital Expenditure Plans	96
	Liquidity and Capital Resources	97
Item 5E.	Critical Accounting Estimates	102
Item 6.	Directors, Senior Management and Employees	103
	Directors and Executive Officers	103
	Terms of Office	112
	Family Relationships	112
	Compensation of Key Management Personnel	112
	Share Ownership	114
	Board Practices	114
	Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees	114
	Employees and Labor Relations	118
	Pension and Retirement Benefits	118
Item 7.	Major Shareholders and Related Party Transactions	119

	Related Party Transactions	120
Item 8.	Financial Information	121
	Consolidated Financial Statements and Other Financial Information	121
	Legal Proceedings	121
	Dividend Distribution Policy	122

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php55.82 to US$1.00 on December 31, 2022. On March 22, 2023, the volume weighted average exchange rate quoted was Php54.52 to US$1.00.

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
•
the success of our acquisitions of, and investments in, other companies and businesses, and our ability to fully implement our business strategy;
•
fluctuations in the market values of our investments;
•
our ability to secure a permanent office building prior to the expiration of the lease-back agreement for the Smart Headquarters;
•
our ability to install and maintain telecommunications facilities and equipment in a timely manner;
•
any cyber-attacks on our network infrastructure and computer systems;
•
actual or perceived health risks or other problems relating to mobile handsets or transmission masts;
•
cable and equipment theft, equipment failures, natural disasters and man-made events;
•
damage to our infrastructure;

•
international geopolitical conflicts;
•
coronavirus outbreak and any other adverse public health developments;
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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2022, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expense) – net. Adjusted EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS. Adjusted EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, Adjusted EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” and Note 4 –– Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairments on non-current assets and non-recurring gains and losses. We compensate for these limitations by using core income and telco core income as a few of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2022, 2021 and 2020 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2018, 2019, 2020, 2021 and 2022:

	No. of shares					December 31,
	2022	2021	2020	2019	2018	2022	2021	2020	2019	2018
	(in millions)					(amounts in million Php)
Non-Voting Preferred Stock
10% Cumulative Convertible Redeemable Preferred Stock Series JJ*	—	—	—	—	—	—	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	300	300	300	360	360	360	360	360
Voting Preferred Stock	150	150	150	150	150	150	150	150	150	150
	450	450	450	450	450	510	510	510	510	510
Common Stock	216	216	216	216	216	1,093	1,093	1,093	1,093	1,093
Total	666	666	666	666	666	1,603	1,603	1,603	1,603	1,603

* On January 28, 2020 the Board of Directors authorized and approved the redemption and retirement of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock which were issued in the year 2014, effective May 12, 2020.

** Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Php)	(amounts in million Php)
2018	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778
2018	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
				72	15,556
2019	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
2019	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
				75	16,204
2020	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
2020	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
				78	16,852
2021	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
2021	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
				84	18,150
2022	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
2022	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049
2022	March 23, 2023	April 11, 2023	April 21, 2023	45	9,722
2022	March 23, 2023	April 11, 2023	April 21, 2023	14	3,025
				134	28,951

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2018	64.00	1.21
Regular Dividend – April 27, 2018	28.00	0.54
Regular Dividend – September 11, 2018	36.00	0.67
2019	72.00	1.38
Regular Dividend – April 23, 2019	36.00	0.69
Regular Dividend – September 10, 2019	36.00	0.69
2020	77.00	1.55
Regular Dividend – April 3, 2020	39.00	0.77
Regular Dividend – September 4, 2020	38.00	0.78
2021	82.00	1.66
Regular Dividend – April 6, 2021	40.00	0.82
Regular Dividend – September 3, 2021	42.00	0.84
2022	117.00	2.14
Regular Dividend – April 4, 2022	42.00	0.82
Regular Dividend – September 5, 2022	47.00	0.83
Special Dividend – September 5, 2022	28.00	0.49

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on exchange rates quoted through the BAP for 2018 to 2022 dividend payments. See Note 20 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

Dito announced the launch of its commercial operations on March 8, 2021, with the initial launch limited to 15 cities in the Visayas and Mindanao area, and subsequently launched its services in the NCR (including Metro Manila) in May 2021. As at September 30, 2022, Dito is available in 683 cities and municipalities nationwide. Dito has reached a total of 13.1 million subscribers and offers 5G Fixed Wireless Access service in selected areas in NCR.

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

In the fixed line business, we are also seeing increased competition from Globe and Converge. Converge, in particular, has been aggressively expanding its network. In September 2019, Converge raised US$250 million to help finance its plan to build a US$1.8 billion nationwide internet backbone in addition to its plan to construct a domestic submarine cable with 20 landing stations across the Philippines. As at December 31, 2022, Converge has 1.9 million subscribers and has laid 140,000 kilometers of fiber backbone. Its continuing expansion efforts in the Visayas and Mindanao regions resulted in increasing gross additions contributions in the said areas. Globe, on the other hand, has shifted its home broadband strategy from offering fixed wireless to offering postpaid and prepaid fiber connections. Furthermore, Globe has also ventured into the data center space. To scale up capacity and capability in the data center space, Globe has entered into a joint venture partnership, with the potential to expand to 100-megawatts capacity in the medium to long term.

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

We have started rolling out 5G and upgrading the core and transport elements of our network, including upgrading the backhaul to support 5G speed. We also conducted 5G use case pilot tests in various sectors, including local governments, academic institutions, manufacturing entities and lifestyle hubs. We are dependent on the availability of 5G network equipment and software, as well as 5G-capable devices such as handsets and modems. A delay in the release of reasonably-priced 5G handsets could negatively impact the mass acceptance of 5G services among our customers and our ability to monetize these investments, which in turn could adversely affect our growth prospects. Furthermore, a 5G rollout by other operators would introduce another area of competition and could consequently impact our business.

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

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines. As a result, we depend on the continued development and growth of the mobile telecommunications industry in the Philippines. We believe the mobile penetration rate in the country, however, reached approximately 153% as at December 31, 2022, based on the number of SIM cards issued, and the industry may well be considered mature insofar as services such as SMS and domestic voice are concerned.

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

In February 2022, the Philippine Congress approved the proposed amendments to the Public Service Act, which no longer considers telecommunication companies as “public utilities” but as “public service with critical infrastructure”. Under such amendments, telecommunication companies would no longer be subject to the 40% foreign ownership restriction under the Constitution, subject to reciprocity rules. While such an amendment would increase our access to foreign capital, it may also allow foreign nationals to make significant investments in other telco operators that can compete with us. The bill proposing amendments to the Public Service Act was signed by the President on March 21, 2022 and came into effect on April 12, 2022.

While we believe that PLDT is still in compliance with the requirements of the Constitution as at the date of this report, we cannot assure you that any subsequent changes in the law will not result in a different conclusion.

Failure to renew CPCNs

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress, and to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. Some of our CPCNs and provisional authorities have already expired, but applications for the renewal of such CPCNs and provisional authorities were filed prior to expiry. Under the Philippine Revised Administrative Code of 1987 and the Ease of Doing Business and Efficient Government Service Delivery Act of 2018, CPCNs and provisional authorities for which renewal applications have been filed are deemed effective until the applications for renewal are finally decided upon by the NTC. Although we have filed applications for the extension of these CPCNs and provisional authorities, we cannot assure you that the NTC will grant the applications for renewal. Failure to renew CPCNs can materially and adversely affect our ability to conduct the essential functions of our business, and therefore adversely affect our financial condition and results of operations. See Item 4. “Information on the Company – Licenses and Regulations” for more information.

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

The NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services and is responsible for granting a long-term license called a CPCN. PLDT has obtained CPCNs for its international gateway facility, local exchange carrier, and interexchange carrier services. While CPCNs are typically co-terminus with the term of a public utility’s franchise, the NTC may amend certain terms of a CPCN, or revoke a CPCN for a cause, subject to due process procedures. The exercise of regulatory power by regulators, including monetary regulators, may be subject to review by the courts upon the filing of appropriate actions by the affected parties.

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

On September 22, 2021, Dito filed a petition with the NTC seeking the latter’s intervention in directing Smart to grant Dito’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for Dito’s failure to prevent, detect, or block International Simple Resale (“ISR”)/Bypass Traffic emanating from its network and Dito’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. The case remains pending with the NTC.

Following news reports on August 8, 2022 that Dito had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023. As of the date of this report, Smart has not received any other notices from the PCC with regards to this investigation.

No assurance can be given that the regulatory environment in the Philippines will remain consistent or open. Current or future policies may affect our business and operations.

Changes in regulations or user concerns regarding the privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislations such as Republic Act No. 10173 and its implementing rules and regulations (the “Data Privacy Act”) aim to protect individual privacy. The rules apply to the processing of personal data in the public and private sectors, as well as to acts done or practices engaged in, in and outside of the Philippines under certain conditions. Personal data breaches and other controversies relating to the unauthorized processing of personal data both within the Philippines and abroad continue to be a concern for consumers. In 2022, the NPC issued Circular No. 2022-01, or the Guidelines on Administrative Fines, which provides for a fine for any violations of the Data Privacy Act equal to a percentage of the entity’s annual gross income, up to Php5 million. Smshing and online frauds continue to victimize mobile phone users. In response, the Philippine Congress passed R.A. No. 11934, or the SIM Registration Act, which requires that all SIM cards be registered by the end-users. PLDT is required to keep a SIM Register of all its end-users, which exposes it to heightened risks of cybersecurity breaches and hacks.

Provisions in the Data Privacy Act on the Rights of Data Subjects and the NTC issuance under NTC Memorandum Circular No. 05-06-2007 on the rights of the subscriber on record to their data and call data records highlight PLDT’s statutory obligation to be able to furnish complete and correct data to its users upon their request. These developments lead to an increased impetus on PLDT’s part to not only ensure compliance with the Data Privacy Act and similar laws, rules and regulations but also to meet industry best practices and customer expectations on data protection. Any failure, or perceived failure, by us to make effective modifications to our policies, or to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including the Data Privacy Act, could result in proceedings or actions against us by governmental entities or others, loss of user confidence, damage to the PLDT brands, or the loss of users or advertising partners, any of which could potentially have a material adverse effect on our business.

In addition, various foreign legislative or regulatory bodies continue to enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users. For instance, in May 2018, the General Data Protection came into force in the European Union and European Economic Area countries. In the United States, more and more states are adopting their own privacy and data protection legislation, and there have been pushes to adopt a comprehensive federal privacy law in the form of the American Data Privacy and Protection Act. Privacy regulatory authorities have also been taking a tougher stance on privacy violations.

Transfers of personal data across jurisdictions also continue to be a concern and there have been ongoing efforts by regulatory authorities to address such issue. For example, following the invalidation of the EU-US Piracy Shield in July 2020 by the Court of Justice of the European Union in the case, Data Protection Commissioner v Facebook Ireland Ltd, Maximilian Schrems and intervening parties, Case C-311/18 (also known as “Shrems II”), the EU and the U.S. are expected to finalize the EU-U.S. Data Privacy Framework in 2023.

In the Philippines, proposed amendments to the Data Privacy Act have been filed with the Congress of the Philippines. In general, the amendments focus on a review of the penalties for criminal offenses, as well as the authority of the NPC to levy fines for administrative offenses. Since stakeholders, including telecommunications service providers, have significant interest in these amendments, it is likely that the amendments will only be approved by the Philippine Congress after a lengthy period of solicitation of public opinion and discussion.

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

In 2022, the PLDT Group had six personal data breaches that met the Data Privacy Act’s requisites for mandatory reporting to the NPC and notice to affected data subjects. While the PLDT Group periodically conducts compliance audits and regularly holds privacy and information security training and awareness campaigns, it cannot guarantee that similar personal data breaches resulting from failure of personnel to comply with PLDT policies will not occur in the future. Such breaches could result in litigation and/or regulatory actions and penalties against us, and adversely impact on our business operations and financial conditions.

Legislation and regulation of online payment systems could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our digital technology platforms or business models.

Regulators have been increasingly focused on online and mobile payment services, and recent regulatory and other developments could reduce the convenience or utility of our payment services for users. Governmental regulation of certain aspects of mobile payment systems under which PLDT operates could result in obligations or restrictions with respect to the types of products that we may offer to consumers, the payment card systems that link to our mobile payments systems, the jurisdictions in which our payment services or apps may be used, and higher costs, such as fees charged by banks to process funds through our mobile payments systems. Such obligations and restrictions could be further increased as more jurisdictions regulate payment systems. Moreover, if this regulation is used to provide resources or preferential treatment or protection to selected payments and processing providers, we could be displaced, prevented or substantially restricted from participating in particular geographies.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies. For example, we hold an investment in VIH, an important player in the financial technology space and an integral part of our digital payments ecosystem. In accordance with IAS 28, Investments in Associates and Joint Ventures, we account for our investment in VIH using the equity method, whereby we recognize our proportionate share of VIH’s losses, which amount to Php3,026 million and Php2,237 million for the years ended December 31, 2022 and 2021, respectively. Credit ratings and the value of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

Our operations and financial conditions may be negatively affected if we fail to secure a permanent office building prior to the expiration of the lease-back agreement for the Smart Headquarters.

On October 5, 2020, PLDT signed an agreement for the sale of Smart’s headquarters, which also included a lease-back agreement with the buyer, pursuant to which we are permitted to continue occupying the building for no more than five years. If we fail to find a suitable alternative office space or adopt an acceptable office set-up (e.g., work from home or hybrid arrangements) prior to the expiration of the lease-back agreement, we may need to negotiate the extension of the lease-back agreement. There is no assurance that we will be able to extend the lease-back agreement on reasonable terms, or at all. Any relocations could disrupt our business operations. Any of the foregoing events could materially and adversely affect our business operations and financial conditions.

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

We need to constantly upgrade our cyber security capabilities to support our business needs. We depend on information and digital services to run our business and deliver value. Our Company faces the following challenges in an era of connectivity, digital identity, decentralized decisions, information monetization, transparency, and variable trust:

•
An increase in the variety of products and services that we provide to our customers (e.g. customer premise equipment, systems, devices, IoT, data and their dynamic relationships) exposes relevance issues, as well as scalability issues in our existing security control solutions;
•
Our existing deterrence measures against cyber security breaches may become less effective. For instance, defensible gates and impermeable walls that are designed to secure our service and information infrastructure have become less effective. While such tools and measures make it difficult to breach our system, these tools may not stop breaches altogether;
•
The infrastructure underpinning the digitalization of consumer and enterprise services has become more complex. In order to enhance work efficiency, we allow our employees to work from home on certain days. This means giving employees cloud access to collaboration platforms and controlled remote access to pre-identified operational systems on their personal devices, such as mobile phones and workstations. Given the large number of points of access to our internal network, we need to constantly improve our cyber infrastructure and implement more sophisticated tools to protect it from attacks, as well as raise employee awareness and vigilance regarding cyber risks;
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

Our Cyber Security Operations Group (“CSOG”) is responsible for managing cyber threats and attacks. In 2022, we blocked 17 billion access to malicious sites by our customers and employees; detected and prevented 178,000 high-risk endpoint activities; responded to more than 17 billion incidents in our corporate structure; mitigated 4,000 DDoS attacks, blocked 53 million attacks to our corporate websites; blocked unauthorized access from 3,000 rouge devices; blocked 586,547 URLs linked to online sexual abuse and exploitation of children (“OSAEC”) and child sexual abuse and exploitation materials (“CSAEM”); and secured 587 million business emails, 128 million of which contained malicious threats like spam emails, viruses, malware and invalid recipients. While these incidents did not separately or in aggregate cause any material financial, legal, reputational or regulatory impact to the Company or its business operations, we cannot assure you that we will be able to successfully prevent all cyber attacks, particularly as cyber attacks have become more sophisticated and prevalent.Any successful attack on our infrastructure could result in legal and/or regulatory liabilities, disruptions to our business operations, damage to our reputation, and financial losses.

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

Our business operations are subject to interruption by natural disasters, power outages, terrorist attacks, cyber attacks and other events beyond our control. Such events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may be insufficient for all eventualities. These events could also damage the infrastructure of the suppliers that provide us with the equipment and services that we need to operate our business and provide products to our customers. A natural disaster or other event causing significant physical damage could cause us to experience substantial losses resulting in significant recovery time and additional expenditures to resume operations. In addition, these occurrences could result in lost revenues from business interruption as well as damage to our reputation.

International geopolitical conflicts may materially and adversely affect our business.

Our business operations may not be insulated from the effects of international conflicts. The occurrence of an international conflict or an escalation in the intensity of such conflict may affect the global economy, including impacting the supply and prices of energy, food and other critical commodities. In addition, it may affect the global supply chain, consequently affecting vendor delivery. It may also impact the capital and financial markets, foreign currencies exchange, investments, and governmental or regulatory orders, which in turn, may impact our business.

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

In response to the pandemic, on March 12, 2020, the Philippine Government placed Metro Manila under “community quarantine” starting on March 15, 2020, which, among others, restricted traveling through land, domestic air, and domestic sea from Metro Manila. On the second day of the implementation of the said community quarantine, the Philippine Government declared a Luzon-wide “enhanced community quarantine” (“ECQ”) to arrest the continuing effect of the disease. The enhanced community quarantine mandated the temporary closure of all public and private offices, non-essential shops and businesses, prohibited mass gatherings and all means of public transportation, and restricted traveling through air, sea and land in and out of Luzon, except for diplomats and uniformed workers (carrying medical supplies), among others. In line with this, private establishments providing basic necessities, essential services and such other activities related to food and medicine were allowed to continue operations. On April 7, 2020, the Philippine Government extended the ECQ period until April 30, 2020, which was further extended to May 15, 2020. After the ECQ was lifted in certain areas, a modified ECQ (“MECQ”), general community quarantine, (“GCQ”) or modified GCQ (“MGCQ”) was implemented. The graduated lockdown schemes from ECQ, MECQ, GCQ and MGCQ impose varying degrees of restrictions on travel and business operations in the Philippines. The Government has continued to calibrate the imposition of lockdown or community quarantine measures across the country depending on the situation in specific localities. On

March 27, 2021, following a spike in COVID-19 cases, the Government placed Metro Manila and certain neighboring provinces under ECQ from March 29, 2021 until April 11, 2021. On April 11, 2021, the Government announced that Metro Manila and certain neighboring provinces would shift to MECQ starting April 12, 2021 until April 30, 2021, which was extended through May 15, 2021. On May 13, 2021, the Government announced that Metro Manila and adjacent provinces would shift to GCQ with heightened restrictions until the end of May, which was later extended until the end of June. On July 22, 2021, the Government announced that the entire National Capital Region (“NCR”) and certain provinces would be subject to GCQ with heightened restrictions beginning July 23, 2021 until July 31, 2021. On July 29, 2021, the Government announced that NCR will be escalated to the ECQ scheme beginning August 6, 2021 until August 20, 2021, while certain provinces will shift to MECQ, following the spike of new ‘Delta’ variant cases of COVID-19. On September 13, 2021, the IATF approved the guidelines for a new Alert Level and Granular System implemented from September 16, 2021. This new system shall replace the previous quarantine classifications comprised of ECQ, MECQ, GCQ and MGCQ. Under the new guidelines, the quarantine classifications are composed of five Alert Levels that determine the activities allowed in cities and/or municipalities. The new guidelines also authorize the city and municipal mayors to impose granular lockdowns with respect to their component barangays, including streets, villages, condominiums and other smaller specific areas in a city or town, which are tagged as critical zones or high-risk for COVID-19 by the local government unit. As the Delta variant subsided, the Omicron variant, first discovered in South Africa, arrived in Philippine shores towards the end of 2021, with local transmission being confirmed on December 31, 2021. Most of the country was placed under the highest or second highest Alert Level possible as cities and municipalities struggled to curb high infection rates. However, by March 2022, infections began to fall, and coupled with an increasing rate of vaccination both in major cities and the countryside, Alert Levels all around the country began to be scaled down.

The number of cases of COVID-19 in the Philippines has further decreased as a result of national and local government mass vaccination and booster programs. As of the date of this Prospectus, Metro Manila, along with a significant number of cities and municipalities in the Philippines, is under Alert Level 1. On October 28, 2022, the Government issued an executive order allowing the voluntary wearing of face masks in indoor and outdoor settings, signaling a further return to normalcy.

These and other measures have affected and caused disruption to businesses and economic activities, and their impact on businesses continues to evolve. While the Development Budget Coordination Committee estimates that the Philippines economy will grow by 6.5% to 8.0% by 2023 and 2024, there is no assurance that the Philippines economy will grow in pace with this prediction.

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

As at December 31, 2022, we have incurred additional expenses relating to the purchase of protective equipment for our employees, the disinfection and reconfiguration of company premises, hospitalization and medical expenses for our employees covered by our medical benefits program, the provision of shuttle services for employees with no private transport and donations to various non-profit institutions, among others. In addition, we reconfigured our network to adjust for geographical and usage shifts during the pandemic. In 2022, total expenses related to our COVID-19 measures amounted to Php450 million. See “Near-term Factors Affecting Our Results of Operations — Impact of COVID-19 Outbreak on our Operations”.

While we were not significantly affected by COVID-19 in 2022 and have benefited from the increased demand for our wireless and fixed line products and services, particularly our data and broadband offers, as people forced to stay at home during community quarantines adopted web-based collaboration tools, distance learning, online shopping, e-payment and e-health services, among others, we cannot predict whether this increase in business activity will continue after the end of the pandemic.

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

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures, net of additions subject sale and leaseback from Tower Companies, totaled Php96,810 million, Php88,983 million and Php71,904 million for the years ended December 31, 2022, 2021 and 2020, respectively. We currently estimate that our consolidated capital expenditures in 2023 will be approximately Php79 billion. In 2023, we will prioritize projects that support the growing demand from our customers, enhance our ability to deliver superior customer experience, and help corporate customers revive their businesses.

If we face difficulties funding our capital expenditures or if our capital expenditure commitments exceed our budget, we may engage in discussions with our vendors to cancel or amend our purchase orders. Such cancellations or amendments may cause us to incur penalties and adversely affect our business, reputation and share prices. See Item 5. “Contractual Obligations and Commercial Commitments.”

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

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos, with 17% of revenues denominated in U. S. dollars.

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

The Philippine peso has been subject to significant depreciation in recent years with the Philippine peso depreciated by 24% from a high of Php41.08 for 2012 to Php50.97 as at December 31, 2021 and further depreciated by 10% to Php55.82 as at December 31, 2022. We cannot assure you that the Philippine peso will not depreciate further and be subject to significant fluctuations going forward, due to a range of factors, including:

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are the poor operating performance of PLDT and its subsidiaries, the depreciation of the Philippine peso relative to the U.S. dollar, the impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including the issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, the depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, the increase in reference interest rates, and general market conditions. Of our total consolidated debts, approximately 17% was denominated in U.S. dollars as at December 31, 2022. Considering our consolidated hedges and dollar cash allocated for debt, the unhedged portion of our consolidated debt amounts was approximately 5%, as at December 31, 2022, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.

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

As at February 28, 2023, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.2% in PLDT’s outstanding common stock (representing 33.8% of our overall voting stock).

Additionally, all of PLDT’s shares of voting preferred stock, which represent 41% of PLDT’s total outstanding shares of voting stock as at February 28, 2023, are owned by a single stockholder, BTF Holdings, Inc. (“BTFHI”).

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

As at December 31, 2022, PLDT has three employee unions, representing in the aggregate 8,436 employees, or 49%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. For instance, PLDT experienced significant charges from its manpower rightsizing program in 2020, 2021 and 2022, mainly incurred in the fixed-line business. Each of our different employee groups require separate collective bargaining agreements. If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if PLDT were to experience widespread employee dissatisfaction, PLDT could be subject to collective bargaining deadlocks, strikes, work slowdowns or stoppages. Any of these events would be disruptive to our operations and could have a material adverse effect on our business.

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

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel and is based upon our analysis of potential results. Most recently, in February 2023, a putative class action suit was filed against us and certain of our current and former directors and officers alleging materially false and misleading statements regarding the Company’s capital expenditures from 2019 to 2022. As the matter is in the early stages, we are unable to estimate the potential liability that may arise from this lawsuit. Our future financial performance and share prices could be materially affected by any adverse outcomes or by changes in our estimates or the effectiveness of our strategies relating to these proceedings and assessments. See Item 8. “Financial Information – Legal Proceedings” and Note 27 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

We cannot assure you that the political environment in the Philippines will be stable or that the current or future administration will adopt economic policies that are conducive to sustained economic growth or which do not materially and adversely impact the current regulatory environment for the telecommunications and other companies. An unstable political or social environment in the Philippines could negatively affect the general economic conditions and business environment in the Philippines which, in turn, could have a material and adverse impact on our business, financial position and financial performance.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. However, in 2013, the Philippines’ credit ratings were upgraded to investment grade by Moody’s, (Baa3, stable) SP Global (BBB-, stable) and Fitch (BBB-, stable). Subsequently, Moody’s, S&P, and Fitch announced improvements in the Philippines’ credit ratings of Baa2, BBB+ and BBB, respectively. In November 2022, S&P affirmed its rating of BBB+, with stable outlook, with strong economic performance. In September 2022, Moody’s affirmed its rating of Baa2 with a stable outlook. In October 2022, Fitch affirmed its rating of BBB with a negative outlook, reflecting risks to the country’s medium-term growth prospects due to high interest rates, weak external demands and high commodity prices.

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

As at December 31, 2022, we served 74.1 million users through the provision of mobile, fixed line and data services. In addition to the business segments discussed above, PLDT has found it beneficial to view its business from a customer-served perspective. Accordingly, we also assign metrics along the following marketing verticals: individual, home, enterprise and international customers.

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

Others. Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in VIH.

We had a market capitalization of approximately Php284,545 million, or US$5,098 million, as at December 31, 2022. We had total revenues of Php205,245 million, or U$$3,677 million, and net income attributable to equity holders of PLDT of Php10,485 million, or US$188 million, for the year ended December 31, 2022.

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

RECENT DEVELOPMENTS

Class Action Suit Against PLDT

On February 6, 2023, plaintiff Sophia Olsson filed a putative class action suit in the United States District Court for the Central District of California alleging that PLDT, Inc. and nine of its current and former directors and officers (collectively, the “Defendants”) made materially false and misleading statements regarding capital expenditures during the period 2019 to 2022. Plaintiff asserts claims under Sections 10(b) and 20(a) of the United States Securities and Exchange Act of 1934 (and related rules) but does not specify purported damages. While a complaint was filed, no Defendant has been served and there has been no other activity in the matter. Due to the early stage of this matter and uncertainties related to class certification and potential amounts to be claimed by the class, PLDT is unable to determine if any liability will arise or estimate the range of any potential liability. The Company plans to vigorously defend against the allegations.

Proposed Acquisition of Sky Cable Corporation (“Sky”)

On March 16, 2023, PLDT entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation and Lopez, Inc. for the proposed acquisition by PLDT of 100% of Sky’s total issued and outstanding capital stock for a total purchase price of Php6,750 million. The closing of the transaction shall be subject to compliance with certain conditions precedent which include, among others, the termination or cessation of operations by Sky of its pay TV and cable businesses, obtaining all applicable government approvals and clearances, obtaining all required consents and corporate actions, and payment of the purchase price.

Sale and Leaseback of Telecom Towers

In 2022, Smart and Digitel Mobile Philippines, Inc. signed sale and purchase agreements (“SPAs”) with tower companies (the “TowerCos”) in connection with the sale of telecom towers and related passive telecommunications infrastructure. Concurrent with the execution of the SPAs, Smart has also entered into Master Service Agreements (“MSA”) with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos will also be responsible for providing operations and maintenance services as well as power to the sites. The sale and leaseback will be complemented by a new tower build commitment over the next few years. The closing of the agreements will be on a staggered basis depending on satisfaction of closing conditions, according to the number of towers transferred.

The proceeds of the sale will be used to prepay debt, fund major cash requirements for operations and capital expenditures resulting in debt avoidance, and pay special dividends.

Through this landmark deal, we pioneered tower sharing in the Philippines and in support of the Philippine Department of Information and Communications Technology’s goal of improving tower density. In addition, this arrangement will further solidify Smart’s superior network quality, enhance customer experience and give rise to significant operating and cost efficiencies.

For updates relating to the above discussion, please see Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Investment of PCEV in Maya Bank

On February 17, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 8.0 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

STRENGTHS AND STRATEGIES

Strengths

We believe our business is characterized by the following competitive strengths:

•
Exposure to Large and Attractive Markets. Our mobile data services and home broadband services provide exposure to significant growth potential. As data adoption continues to grow with greater smartphone ownership, with around 62% of our mobile subscribers being active data users, as at December 31, 2022, we believe that demand for mobile data will continue to grow significantly. Meanwhile, the home broadband market is still underpenetrated at approximately 24%. This is significantly lower than the average in other Asian countries with similar income levels, indicating significant growth potential. As the world emerges from the global pandemic, we continue to supply the substantial demand for connectivity and home broadband services to aid consumers and institutions restore, evolve and adapt, or transform their ways of life.
•
Superior Integrated Networks. With our extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. As part of our capital expenditure program, we continuously invest in upgrading our fixed network to an all IP-based next-generation network, expanding the reach and resiliency of our transmission and FTTH network and increasing our international bandwidth capacity. To further prepare our network for the future and provide our customers with faster, more reliable services and a superior experience, we have continued to invest in our wireless transport network and have conducted 5G use case pilot tests in various sectors, including local governments, academic institutions,manufacturing entities and lifestyle hubs.
•
Recognized Brands. We have maintained our position as a market leader in the consumer and enterprise fixed line and broadband markets in the Philippines in terms of both subscribers and revenues. Our success in the fixed line and broadband markets is linked to our strong and diverse portfolio of brands, including PLDT Home, Smart and TNT, which are widely recognized brand names in the Philippines.
•
Diversified Revenue Sources. We have a diverse portfolio of business lines across our wireless and fixed line business segments, serving a wide spectrum of customer segments, including individuals, households and enterprises. Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), home broadband, MVNO and other services. The revenues from data services, particularly mobile data services, have increased steadily over the past several years. Our fixed line business derives service revenues from data/broadband, voice (local exchange, international and domestic services) and miscellaneous services. The revenue contributions from our home broadband, corporate data, leased lines and information and communication technology services account for the bulk of the fixed line revenues, as at December 31, 2022.
•
Innovative Products and Services. We launched consumer products that answer the needs for Connectivity, Entertainment, and E-Games such as the Giga Life App, our customer management app, Smart Live Stream, our video player app which houses the PBA, FIBA, NBA TV, UAAP and PVL, and Giga Arena, the online, e-sports tournament platform. Giga Videos, Giga Games, Giga Stories and Giga Work offers under the “Giga Life” brand platform were also introduced to enable customers to select offers and a mobile plan that suits their passions and priorities. To allow subscribers easy access to healthcare products and services, Smart has partnered with mWell for convenient access to online doctor consultations and other services via the mWell app, the Philippines’ first fully integrated health app. Smart also partnered with Metro Pacific Tollways Corporation to introduce a simpler and easier way of reloading the Easytrip RFID using the country’s first toll top-up via mobile load service.

PLDT has continued to innovate in the enterprise business and corporate data services segment, providing business continuity and connectivity solutions through its data center, cloud, and cybersecurity services. Recognizing the potential of the hyperscaler market, the PLDT Group, through its fully-owned subsidiary ePLDT, is set to activate its 11th and biggest data center in early 2024 — VITRO Sta.Rosa. This soon-to-rise hyperscale facility will have a power capacity big enough to exceed that of its 10 existing data centers combined. We also create and launch platforms, services and solutions for emerging markets in the area of digital financial services through our associated companies VIH, Maya Philippines, Inc. and Maya Bank, which was awarded the sixth and last digital banking license in 2021.

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
•
Focus on Digital Transformation. PLDT is undergoing a digital transformation, with the core objective of becoming more customer-centric through the delivery of superior customer experience. It aims to leverage and fully utilize the advanced technologies offered through its world class networks, in order to give Filipinos greater ease of use and encourage them to take advantage of such technologies. To advance our digital transformation, we have also invested in and made use of data analytics to better understand our customers and design products and plans that are tailored to their specific preferences. These will be enabled through our ongoing investments on cloud computing, which facilitates a more efficient and highly scalable IT infrastructure for our services.
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
•
Maintain a Strong Financial Position. We are focused on growing profitably and continually seek to complement our revenue growth with more effective cost management and enhanced productivity where possible. Our management strives to achieve an optimal capital structure by maintaining healthy capital ratios and strong credit ratings. We have a well spread out debt maturity profile, with 68% of debt maturing after 2026. We also have in place a dividend payout policy of 60% of core telecommunications income to ensure we maintain sufficient reserve funds to invest in the continued growth of our data traffic and in adjacent businesses. We intend to maintain healthy liquidity on our balance sheet, with our cash, short-term investments and debt instruments at amortized cost generally being maintained at a minimum of US$400 million.

BUSINESS OVERVIEW

As at December 31, 2022, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

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

We provide (i) mobile services, (ii) fixed wireless broadband services, and (iii) MVNO and other services, through our wireless business, with mobile services contributing 98% of our 2022 wireless service revenues, and fixed wireless broadband and MVNO and other services contributing the remaining 2% of our 2022 wireless service revenues. Mobile data usage has surged in the past several years and now accounts for 77% of our mobile service revenues. Wireless revenues, gross of intersegment transactions, contributed 51% of our consolidated revenues in 2022 as compared to 55% and 58% for the years ended December 31, 2021 and 2020, respectively.

Our mobile services, which accounted for 98% of our wireless service revenues for the year ended December 31, 2022, are provided through Smart and DMPI with 66,304,761 total subscribers as at December 31, 2022 as compared to 71,221,952 total subscribers as at December 31, 2021, and 72,933,839 total subscribers as at December 31, 2020, representing an estimated combined market share of 40%, 44% and 49% as at December 31, 2022, 2021 and 2020, respectively, based on corporate public disclosures.

Our mobile revenue market share had eroded due to the combined impact of aggressive price competition and the consequent loss of subscribers. This was exacerbated by our larger proportion of legacy revenues from SMS and voice relative to competition, which offset growth in our mobile data revenues. We believe that mobile penetration in the Philippines increased to approximately 153% in 2022 from 149% in 2021, although the existence of subscribers owning multiple SIM cards results in this penetration rate being inflated to a certain extent.

As at December 31, 2022, approximately 97% of our mobile subscribers were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

Our mobile internet revenues, which primarily consist of our mobile data service revenues, increased by Php1,375 million, or 2%, to Php67,695 million in 2022 from Php66,320 million in 2021 primarily due to the increase in video streaming, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships. Migration initiatives also resulted in higher numbers of LTE and 5G device and data users. Our mobile internet revenues contributed 94% of our mobile data service revenues in 2022 and 2021.

Mobile data traffic on Smart’s network grew from 9,218 Terabytes per day in December 2021 to 12,932 Terabytes per day in December 2022, an increase of more than 40% of 2021 level. Mobile data traffic on Smart’s network increased from 2,881 petabytes in 2020 to 3,337 petabytes in 2021 and to 4,393 petabytes in 2022, more than 50% compared to 2020. Our mobile broadband revenues, which are derived from the use of pocket internet and other similar mobile broadband devices, increased by Php590 million, or 21%, to Php3,387 million from Php2,797 million in 2021.

In March 2021, PLDT’s Prepaid Home WiFi (“PHW”) subscribers were transferred to Smart to consolidate our fixed wireless services under Smart. Our fixed wireless broadband service revenues reached Php2,026 million in 2022 with 742,110 subscribers.

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

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2022, 2021 and 2020:

	December 31,
	2022	2021	2020
Systemwide mobile subscriber base	66,304,761	71,221,952	72,933,839
Prepaid	64,287,019	69,205,731	70,779,021
Postpaid	2,017,742	2,016,221	2,154,818
Fixed Wireless Broadband subscriber base(1)	742,110	955,663	52,415
Growth rate of mobile subscribers
Prepaid	(7%)	(2%)	—
Postpaid	—	(6%)	(10%)
Growth rate of Fixed Wireless Broadband subscribers	(22%)	1,723%	760%

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

•
Prepaid

Smart continued its brand campaigns to boost data usage, anchored on third party awards for Best Network, Fastest Network and widest LTE coverage in 2022. In line with this, Smart introduced Free TikTok for All promos, Giga Power and Power All data-packed promos for its Smart mobile prepaid services during the year. Smart’s mass-based brand TNT, on the other hand, launched it’s low-cash outlay Affordaloads and Double Giga offers to tackle the increasing impact of inflation amongst the Filipino masses.

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

In April 2021, Smart launched its enhanced postpaid Signature Plans+, a postpaid line that features unlimited 5G access for 12 months.

Fixed Wireless Broadband Services

Prepaid Home WiFi

PHW is a wireless internet service introduced to address the growing demand for affordable home broadband in the Philippines. It is a plug-and-play device powered by Smart’s network that can simultaneously connect multiple WiFi-capable devices. Smart recently launched its first prepaid 5G Home Router, the Smart Bro Home WiFi 5G that can connect up to 10 WiFi-enabled devices with a fiber-like speed of Smart 5G.

Our wireless business held steady in 2022 despite limited mobility brought about by pandemic restrictions and increased competition. Wireless revenues are driven and influenced by the following key metrics: (i) growing data users and usages; (ii) mobile network quality and continuous roll-outs and (iii) strategic brand building campaigns and product innovations.

(i)
Growing data users and usages

Our active data users reached 41.5 million as of December 31, 2022, while mobile data traffic as of December 31, 2022 increased to 4,393 petabytes, higher by 32% from 2021. Data traffic on Smart’s 5G network grew significantly in the fourth quarter of 2022, increasing by over 300% as compared to the fourth quarter of 2021. This growth was driven by aggressive 5G network roll-outs and 5G product offerings.

(ii)
Mobile network quality and continuous roll-outs

Smart has around 7,200 5G sites and 38,800 4G/LTE sites to sustain the growing data usages of our subscribers nationwide. Smart won Ookla’s Best Mobile Network award in the first half of 2022 and was named the Philippine’s Fastest Mobile Network and Best Mobile Coverage on Ookla in 2022.

(iii)
Strategic brand building campaigns and product innovations
a.
Aggressive 5G handset and usage offers for Postpaid

To further stimulate and maximize the customer experience on 5G network, Smart offers various plans bundled with 5G capable handsets. Furthermore, unlimited 5G offers for prepaid brands were also introduced in 2021, which enable the subscribers non-stop data access with no data capping or speed-throttling at selected Smart 5G-covered areas.

b.
GigaLife app

Brand building and customer engagement hit new strides with GigaLife, Smart’s mobile app which enables Smart subscribers to manage their accounts and enjoy exclusive offers and special promotions such as GigaDays. Other features and integrations also enhance further the customers’ digital lifestyle. GigaPay enables digital payments by allowing users to link their PayMaya wallet for in-app transactions such as buying load, subscribing to promos, and paying bills.

The GigaLife App has acquired over 10 million users in less than two years from its launch. According to App Annie, a leading global provider of mobile data and analytics, the GigaLife App was the most downloaded network management app in 2021.

c.
Live Epic Experiences

In the fourth quarter of 2022, Smart rebranded its Gigaplay App to Smart Live to focus on its live content and anchor its offerings to deliver epic live experiences. The Smart Live App provides live streams of NBA TV, the PBA, the UAAP and provided a pay-per-view experience for the Eraserheads reunion concert. Aside from the Eraserheads concert, Smart also sponsored the live events of popular K-Pop band Seventeen, Ben & Ben, as well as various festivals in the Philippines.

d.
mWell Partnership

In December 2022, Smart through its Postpaid brands, launched its partnership with mWell to provide a mobile healthcare app offering virtual consultations with medical professionals, e-prescriptions and access to health-related content. Smart plans to expand its mWell offers to its prepaid brands in 2023.

Rates for wireless services

Smart prepaid data, call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT prepaid cards are sold in denominations of Php50, Php100 and Php300. Our eLoad’s over-the-air reloads, which ranges from Php5 to Php1,000 are available through the GigaLife app, Smart and PLDT online stores, e-wallet providers such as Maya, e-commerce platforms such as Lazada and Shoppee and via Smart eLoad retailers nationwide. The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and the DICT.

The Giga suite of products, such as Giga Video, Giga Games and Giga Stories, offer a selection of specially customized packages that are easily accessible and identifiable, designed with the help of extensive data analysis. Giga offers are priced from Php50 to Php999.

Smart also provides open-access data offers with its Giga Power and Power All services. These data packages provide access to any app or website and are priced from Php80 to Php999.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card. We consider a prepaid mobile subscriber inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

Smart postpaid “Signature” plans were further enhanced to provide higher data allocations with Unli 5G promo for 6 months, unlimited texts and calls to all networks including landline in the form of small, medium, large and extra-large plans, ranging from Php599 to Php2,499. These fixed monthly plans alleviate concerns of unwanted charges.

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

In compliance with NTC Memorandum Circular No. 03-06-2019, or the Rules and Regulations Implementing Republic Act No. 11202 otherwise known as the “Mobile Number Portability Act”, starting on January 2, 2020, the interconnection rate for mobile was reduced from Php0.50 per minute to Php0.00 per minute for domestic calls and from Php0.05 per message to Php0.00 per message for SMS.

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

We had 3,825,424 fixed line subscribers as at December 31, 2022, an increase of 206,052, or 6%, from 3,619,372 fixed line subscribers as at December 31, 2021, while our fixed line broadband subscribers increased by 281,093, or 9%, to 3,247,979 as at December 31, 2022 from 2,966,886 as at December 31, 2021. Revenues, gross of intersegment transactions, from our fixed line business were 63%, 61% and 54% of our consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services, as well as subscribers’ shift to mobile services. An increase in our data service revenues in recent years has mitigated such decline to a certain extent. Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the greater Metro Manila area. We believe our network offers the country’s most extensive connections to our customers with the FTTH and fiber to the building (“FTTB”) installations. Fiber optic cables are also being deployed aggressively to our wireless base stations for the high bandwidth requirement that surpasses current microwave radio capacities. The DFON extends to underground inland and submarine cables. It is a fully resilient network spanning the whole archipelago. Our international network is comprised of various regional and transoceanic submarine cable systems in which we have economic interests.

We offer postpaid and prepaid fixed line services. Our prepaid fixed line services are intended to be an affordable alternative telephone service for consumers under difficult economic conditions.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2022, 2021 and 2020:

	December 31,
	2022	2021	2020
Systemwide fixed line subscriber base	3,825,424	3,619,372	3,042,815
Postpaid	3,803,234	3,596,019	3,017,565
Prepaid	22,190	23,353	25,250
Growth rate of fixed line subscribers	6%	19%	10%
Postpaid	6%	19%	10%
Prepaid	(5%)	(8%)	(2%)
Number of fixed line employees	10,658	11,522	11,427
Number of local exchange line subscribers per employee	359	314	266
Systemwide broadband subscriber base	3,250,193	2,996,211	3,037,703
Fixed Line broadband	3,247,979	2,966,886	2,273,602
Fixed Wireless Broadband(1)	2,214	29,325	764,101
Growth rate of broadband subscribers	8%	(1%)	41%
Fixed Line broadband	9%	30%	18%
Fixed Wireless Broadband	(92%)	(96%)	241%

(1) PHW subscribers were transferred to Smart in 2021.

Data Services

Our data services revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet and domestic and international private data networking communications.

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have placed considerable emphasis on these service segments. Our data services segments registered the highest percentage growth in revenues among our fixed line services from 2020 to 2022.

Home Broadband Services

We believe that PLDT Home is the country’s leading and fastest home broadband service provider, serving 3.1 million subscribers nationwide as at December 31, 2022 from 2.8 million subscribers as at December 31, 2021.

We believe that PLDT Home is the Philippines’ fastest fixed network with broadband data services including fixed wired (PLDT Home Fiber and PLDT Home Fiber Plus). PLDT’sFTTH fixed line network has the most extensive transmission and distribution network infrastructure of over 866,000 kilometers of fiber footprint that provide broadband availability to 17.2 million homes passed, as at December 31, 2022. The number of homes passed refers to the approximate potential number of residences that could avail of broadband connectivity services provided through PLDT facilities.

PLDT’s superior FTTH network enables customersto enjoy up to 10 Gbpsof symmetrical internet speeds or equal upload and download speeds. Ookla®, the company behind Speedtest® and the global leader in fixed broadband and mobile network testing applications and data analysis, consistently recognized PLDT as the Philippines’ fastest broadband for the 5th consecutive year.

With the consistent wins at the Ookla® Speedtest Awards, PLDT Home also clocked the top speeds in 15 major areas in the Philippines and bested all other major telco providers in Quezon City, Pasig City, Davao City, Cagayan de Oro, Bulacan, Bacolod, Cainta, Baguio City, Pasay City, Iloilo City, Lucena, Malabon City, Valenzuela City, Marikina City and Batangas.

To showcase the power of the country’s fastest broadband, PLDT Home introduced its FAST (Fiber Accelerated Speed Tech) Hub, a visual representation of PLDT Home’s 10 Gbps fiber network. A month-long exhibit exclusively shown to the media, the FAST Hub demonstrated what it is like to have a hyper-fast internet connection at home.

PLDT Home boosted its efforts to give customers the best digital experience at home by increasing the speeds of all its Fiber plans up to two times faster than previous speeds. PLDT Home also introduced the Easy Speedboost promo where customers get to enjoy up to 600 Mbps speed upgrade with a minimal add-on fee of Php50 or Php100 monthly. In December 2022, PLDT Home also gave away smart home packages such as entertainment projectors, smart speakers, smart appliances, and home security devices.

PLDT Home also pioneered the MyOwnWiFi, a first-of-its-kind add-on service that allows existing Fiber customers to have a secondary internet connection with the same speeds as their Fiber base plan, at half the price. MyOwnWiFi allows solo heavy bandwidth users at home to enjoy priority connectionwithoutworrying about hogging the connection for the rest of the family members. This service also comes with WiFi Mesh as part of the offer.

With PLDT’s aggressive network expansion and migration initiatives, the company continues to deliver reliable and superior connectivity solutions for the customers’ ever-evolving online needs. As at December 2022, PLDT migrated over 150,000 subscribers from legacy copper lines to fiber-to-the-home technology.

As part of its migration program, PLDT completed its initiatives to transform its legacy fixed wireless service, Home Ultera,into a faster fixed wired and wireless service. The decommissioning of about 185 telecom towers that provide Time-Division Duplex Long-Term Evolution or TD-LTE coverage to Home Ultera was completed by end-July 2022, covering 3,000 subscribers who were provided with higher speed fixed fiber or postpaid wireless services at no additional cost.

Beyond just delivering the fastest internet speeds, PLDT Home continuously improves its overall customer experience. PLDT Home boosted installation capabilities in 33 areas in the country including Metro Manila, Cebu, Baguio, Davao, San Fernando, Pampanga, and General Santos. Dubbed as “Bilis Kabit” program, PLDT Home rolled out its initiatives to fast-track installation of internet services for subscribers within 24 hours upon application. Call-to-apply services were also deployed to provide customers the convenience of talking to a PLDT representative in their preferred PLDT sales and service centers.

PLDT SmartHome

PLDT Home is strongly committed to fulfilling its customers’ digital home lifestyle needs by giving them access to a complete Smart Home ecosystem. This ecosystem consists of relevant digital solutions and devices built on the following pillars that let them do things better at home: connectivity, entertainment, and security.

One such solution PLDT Home offers under its connectivity portfolio is the WiFi Mesh System. This powerful system blankets the entire home with Fiber-fast speeds, eliminating the problem of WiFi dead spots many households encounter.

Leading its roster of mesh systems are top-of-the-line WiFi 6 solutions, Asus ZenWiFi XT8 and TP Link Deco X20. These high-performance systems can cover more than 300 square meters with ultra-fast speed internet and can deliver more than two times the speed of ordinary routers. Apart from this, WiFi 6 Mesh Systems can also power more than 100 users and devices simultaneously and significantly improve network efficiency, providing a seamless online experience even for the most bandwidth-heavy activities.

To provide an enhanced gaming experience, PLDT Homeoffers the Asus ROG Rapture GT AX11000. Running on WiFi 6 technology as well, the Asus Rapture eliminates lag, latency, unstable ping and screen freezes, enabling users to level up gameplay performance offers.

Strengthening its suite of connectivity services, PLDT Home also offers WiFi 5 Mesh systems, including the TP Link Deco M4 and M5. Apart from ensuring strong WiFi connectivity anywhere within the home, these systems power every connected device with equal internet speeds, regardless of the distance to the main modem. The Deco M4 and M5 also come with Parental Controls, enabling parents to block harmful sites and limit online time, helping keep their kids safer online.

For entertainment, PLDT Home has been providing customers with a diverse range of bundled content through its partnerships with global content providers including award-winning streaming service, Netflix; PCCW’s leading pan-regional OTT video streaming service, Viu; HBO’s video-on-demand service, HBO Go; Philippines’ pay TV service provider, Cignal TV; as well as NBA's premium live game subscription series, NBA League Pass.

Promising Filipino homes a bigger, bolder, and more powerful entertainment viewing experience, PLDT Home has also partnered exclusively with premium streaming service Lionsgate Play. Existing and new PLDT Home Fiber plans customers can access Lionsgate Play’s massive library of award-winning and blockbuster movies for free until June 1, 2023.

PLDT Home customers can conveniently subscribe to any of these entertainment services and have the fees charged directly and conveniently to their PLDT bill.

Home Biz

PLDT Home, through its Home Biz program, helped the development of the country’s digital economy by equipping Filipino home-based entrepreneurs to thrive in the new normal powered by technology, resources, and master classes.

In its commitment to help build a stronger nation by powering home-based entrepreners, PLDT Home beefed up its Home Biz Fiber Plans with speeds of up to100 Mbps for as low as Php 1,599 per month, which comes with free e-commerce partner solutions, free backup internet, and unlimited landline and all net mobile calls. E-commerce partners include UnionBank Global Linker which allows entrepreneurs to open their online storefronts; Grab Madiskarteng Boss Club and So Shop which provides door-to-door logistics in addition to discounts and promotions; and Maya for secure digital payment solutions.

On the celebration of the United Nations MSME Day, PLDT Home Biz launched a special promotion where customers can avail of the Asenso Fiber Plan 1499 with 50% discount on the first three months of their subscription.

These end-to-end services provide all-out support for start-ups and pandemic-hit home businesses, helping them rebuild amidst the ongoing pandemic, further establishing PLDT Home Biz’ stance as the true and dependable partner of home-based entrepreneurs.

Home Rewards

PLDT Home Rewards continue to give back to valued and loyal customers with exciting perks and prizes. In May 2022, PLDT Home Rewards improved its program mechanics for better member engagement. Member earning was enhanced by lowering the threshhold for earning Crystals from Php 250 to Php 50 of every bills payment. At the same time, redemption value was brought down from 330 to 220 Crystals to increase the redemption rate. Most redeemable items in the Rewards marketplace were discounts and deals from partner merchants including The SM Store, Lazada and GrabFood.

Powered by the fastest and strongest connections, customers get to enjoy better digital experiences at home with more exciting promos and treats through the PLDT Home Rewards loyalty program.

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

In July 2016, ePLDT opened VITRO Makati 2, ePLDT’s first data center to be certified by the Telecommunications Industry Association as a rated 3 facility, and a facility that has been recognized by the global solutions company, NTT Communications, as a Nexcenter-certified data center. VITRO Makati 2 is the Philippines’ biggest data center with 3,600 racks capacity and 20MW of total power capacity, located in one of Philippines’ premiere business districts. In February 2017, ePLDT opened the first data center in Mindanao to address the growing enterprise demand in that region. Over the course of five years, ePLDT has expanded its data center footprint across the country, building data centers in Clark, Davao and a new building in Cebu. In the first quarter of 2022, ePLDT broke ground for its 11th and biggest data enter yet in Sta. Rosa, Laguna. With its 50MW ultimate power capacity, VITRO Sta. Rosa will cater to the rapidly increasing hyperscaler colocation demand in the country. Once fully activated, the new hyperscale facility will generate an additional 4,500 racks and increase VITRO’s rack footprint to 13,400 further cementing ePLDT’s leadership in the local data center market.

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

We have consistently built partnerships with global cloud brands and invested in expertise for professional services. For instance, the ePLDT Group has partnered with Microsoft, Google, AWS, Enghouse, HPE, Palo Alto, Salesforce, and SAP, among others, through which ePLDT offers professional services beyond infrastructure and license-selling. We offer a full-suite of cloud solutions to clients such as infrastructure-as-a-service (“IaaS”), software-as-a-service (“SaaS”), unified communications-as-a-service (“UCaaS”), contact-center-as-a-service (“CCaaS”) and disaster recovery-as-a-service (“DRaas”).

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

International Service

We have been pursuing a number of initiatives to sustain our international service business, including: (i) rationalizing our inbound voice termination rates; (ii) managing unauthorized voice traffic terminating to our network; (iii) partnering with Orange S.A. for inbound international long distance (“ILD”) traffic management; and (iv) growing international data sales by leveraging PLDT’s sub-sea cable ownership and our subsidiary’s, PLDT Global Corporation (“PLDT Global”), reach.

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

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2022, 2021 and 2020:

	Net Settlement
	2022	2021	2020
	(US Dollars in millions)
France	20	37	41
Saudi Arabia	2	3	6
Canada	1	2	3
Belgium	1	1	1
Hong Kong	0.4	0.4	1
United Kingdom	0.3	0.4	1
United States of America	0.3	1	1
Ireland	0.3	0.2	0.1
Qatar	0.2	0.1	0.1
Others	(0.5)	(1.1)	0.8
Total	25	44	55

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

Miscellaneous

Miscellaneous services include the provision of facilities management, rental fees, and other services.

We sell and distribute our products and services through the following channels:

Distributors and Dealers

We sell our fixed line and mobile services primarily through our regional and key account partners who generally have their own direct sales forces and retail networks. As at December 31, 2022, we had 50 field sales distribution partners and 133 key account partners for fixed line services, 18 exclusive regional and 107 exclusive provincial distributors for wireless, and 92 key account partners for wireless, 18 of whom are exclusive to us. A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their owned telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. Our distribution network encompasses approximately over one million retailers. These retailers must be affiliated with one of Smart’s authorized regional and provincial distributors. With the prepaid reloading distribution network extended to corner store and individual retailer levels and minimum reloading denominations as low as Php5, Smart’s prepaid service has become even more affordable and accessible to subscribers.

Retail Stores

Retail stores are the company-owned PLDT Sales and Service Centers with 95 branches and Smart Stores with 128 branches as at December 31, 2022 that showcase our Company’s products and services to customers nationwide. Our frontlines enable unique digital experiences through daily customer interaction. We offer enticing products and services based on the customer needs. We also cater to customers’ after-sales requests and inquiries. Our stores also accept payment for bills, postpaid and prepaid sales.

Satellite branches, with a total of 23 stores nationwide as at December 31, 2022, are partner-owned Smart branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

Enterprise Business

Our Enterprise Business Group is responsible for the sales and marketing of Smart products, corporate data and ICT products, solutions and services to corporate clients. This includes Smart and Sun postpaid GSM and broadband services that may be bundled with mobile phones, tablets and other relevant devices. Our enterprise solutions portfolio includes Machine to Machine, IoT and platform solutions, such as Bizload and Messaging Suite, an application-to-person ("A2P") messaging platform. Wireless Enterprise also partners with various software, platform and application vendors that cater to a wide array of industry-specific requirements.

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

Others

Our other business in 2022 consisted primarily of investments in digital platforms and other technologies, made through our investment companies, PCEV, PLDT Global Investment Holdings, Inc. (“PGIH”), and PLDT Digital Investments Pte. Ltd. (“PLDT Digital”) and its subsidiaries.

Voyager Innovations, Maya Philippines, and Maya Bank

Voyager Innovations Holdings Pte. Ltd. (“VIH”) is the parent holding company of Maya Philippines, Inc. (formerly PayMaya Philippines, Inc.) and Maya Bank. Maya Philippines is registered with the Bangko Sentral ng Pilipinas (“BSP”) as an electronic money issuer, remittance and transfer company, operator of payment system, and virtual asset services provider. Maya Bank is one of only six digital banks in the Philippines licensed by the BSP. Together, Maya Philippines and Maya Bank power the platforms under the Maya brand, providing the next generation of integrated financial products to both consumers and enterprises in the Philippines.

In April 2022, VIH raised US$210 million in new funds propelling VIH’s valuation to nearly US$1.4 billion. Leading the round was SIG Venture Capital, alongside other new investors EDBI and First Pacific Company Ltd. Also participating in the round were existing shareholders PLDT, KKR, Tencent, International Finance Corporation (IFC), and IFC Emerging Asia Fund and IFC Financial Institutions Growth Fund.

In March 2022, Maya Bank received regulatory approval to commence operations and launch its services, six months after being granted a digital bank license by the BSP in September 2021.

In April 2022, the brand PayMaya transformed into Maya, becoming the only all-in-one digital finance platform in the Philippines that enables its users to spend, save, invest, and borrow in one app. The Maya App combines the power of a top-rated e-wallet with best-in-class savings, instant credit, and seamless cryptocurrency services.

In June 2022, Maya fully launched its consumer savings, and in six months, it had 1.5 million bank customers and Php14.7 billion in deposit balance as of December 31, 2022.

In July 2022, PayMaya Business, the leading enterprise payment processor in the Philippines, transformed into Maya Business offering integrated merchant solutions and embedded banking. It serves the Philippines' largest e-commerce platforms and everyday merchants, including food, retail, transportation, and government. It enables micro, small, and medium enterprises (“MSMEs”) with payment acceptance and credit.

Maya continues to double down on its digital banking advantage to accelerate financial service adoption by encouraging more Filipinos to embrace new financial services such as credit, savings, and investments.

CAPITAL EXPENDITURES AND DIVESTITURES

See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for capital expenditures planned for 2022 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2020, 2021 and 2022.

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

On January 20, 2022, the Trustee returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. As PLDT’s obligations to pay the trust amounts had also prescribed, the amount of unclaimed Trust Account that RCBC returned to PLDT was recognized as income in 2022.

On February 28, 2022, PLDT signed a deed of assignment, under which investors led by Philex Mining Corporation, Metro Pacific Corporation (“MPIC”), and Roxas Holdings, Inc. each acquired a total of Php44.7 million worth of equity interest in Pacific Global One Aviation (“PG1”) from PLDT, diluting PLDT’s ownership from 65.3% to 47.6%. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate.

On April 7, 2022, PLDT Group, through PCEV, participated in the new round of fundraise for VIH amounting to US$62 million. Thereafter, PCEV’s ownership in Voyager was diluted from 38.45% to 36.82%. On August 12, 2022, a new investor signed a subscription agreement with VIH resulting to further dilution of PCEV’s equity interest from 36.82% to 36.63%.

On April 19, 2022, Smart and Digitel Mobile Philippines, Inc. signed sale and purchase agreements (“SPAs”) with a subsidiary of edotco Group and a subsidiary of EdgePoint (the “TowerCos”) in connection with the sale of 5,907 telecom towers and related passive telecommunications infrastructure for Php77 billion. As of December 31, 2022, we have completed the sale of a total of 4,665 telecom towers, or 79% of the towers portfolio under sale, for a total consideration of Php60,492million.

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys Technologies Corporation (“Multisys”) from the existing holder, representing a 4.99% of interest, for a total consideration of Php248 million.

ORGANIZATION

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

TECHNOLOGY INFRASTRUCTURE

Wireless Network Infrastructure

Mobile

Our mobile network supports 5G, 4G, 3G and 2G technologies. We continue to expand our LTE capacity, increase our 5G coverage, and roll out more physical sites to widen our coverage in order to sustain the growing demand for our services. As at December 31, 2022, Smart had a total of 38,758 4G/LTE base stations and 17,064 3G base stations throughout the Philippines. We believe our mobile broadband covers over 97% of the population and is present in over 97% of the country’s cities and municipalities, as at December 31, 2022.

Fixed wireless services are also offered to residential and corporate clients through our high capacity mobile network. This complements our fibered fixed network as our fixed wireless services are able to reach areas that are not currently serviced through wired connections. To support the delivery of this huge amount of traffic, the backhaul of our cell sites are being migrated to fiber. To date, more than two-thirds of our cell sites are connected through fiber.

Moreover, in tangent with its ongoing LTE-Advanced roll-out, Smart is deploying 5G-capable equipment. Smart started rolling out 5G and upgrading the core and transport elements of its network, including upgrading the backhaul to support 5G speed. Smart has completed 5G pilots and has pioneered 5G cities in Makati and Pampanga in 2018, and a 5G lifestyle hub with the

Araneta Group, a 5G Campus with Ateneo de Manila University, and the first 5G Stadium at New Clark City during the 30th Southeast Asian Games in 2019. Smart ramped up its 5G leadership in 2020 when they fired up its commercial 5G SA sites in Makati City where they powered up one of the first 5G SA networks in the world. In 2021, Smart made its first successful voice over new radio (“VoNR”) call and rolled out thousands of 5G sites to become the 5G Leader in the Philippines. Smart continued to lead 5G innovations in 2022, being the first in the Philippines to test end-to-end network slicing, and low earth orbit (“LEO”) broadband connectivity.

To support our 5G capabilities, our data core network is being transformed into a virtualized network to instill it with new capabilities, such as automation, network slicing and improved resiliency, while supporting massive data traffic growth. As at December 31, 2022, we had a total of 7,236 5G base stations.

Furthermore, we continue to evolve our voice core network through our ongoing transformation activities. Additional capabilities, such as “Voice over WiFi”, allow users to make and receive voice calls in WiFi environments, and Voice over LTE, provided high quality voice calls and faster call setup times.

Fixed Line Network Infrastructure

Domestic

PLDT’s fixed line infrastructure is comprised of the latest technologies, delivering voice, broadband and ICT services to home and corporate customers. We deliver voice and high-speed broadband to each home through our all-fiber network, FTTH, an IP-based platform. At present, FTTH is capable of delivering 2.5 Gbps and up to 10 Gbps, and we have deployed FTTH in all cities and in the majority of municipalities in the Philippines. We have already started retiring the legacy copper network, replacing it with FTTH to provide high speed broadband and improve customer experience. This network provides broadband availability to approximately 17.2 million homes passed, as at December 31, 2022.

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

Both the DFON and IPBB serve as the common high bandwidth fiber optic cable-based backbone for the PLDT Group. DFON is part of the 866,188 total fiber kilometers of the PLDT Group, as at December 31, 2022. These networks are supported by SDN technology, which simplifies and automates network provisioning and operations.

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

For voice services, PLDT operates two IP voice gateways. As at December 31, 2022, PLDT’s facilities allow the exchange of traffic with 62 foreign carriers from 29 countries and can reach almost a thousand foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

As at December 31, 2022, the Company has five international internet gateways to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet. All these gateways employ high capacity, high performance routers, and together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers (“ISPs”) and even other service providers. As at December 31, 2022, PLDT also operates six offshore/ forward gateway routers in Hong Kong, Singapore, United States and Japan to support optimized and direct access to content providers and businesses connected to the internet in Asia as well as the continental U.S which we expect to result in faster internet speed. Latest offshore gateway routers were established in Japan in 2020 and Singapore in 2021 with 100 Gbps high capacity interface bandwidth.

To localize international internet content, PLDT employs local transparent caching network, and additionally, a network of content provider/distributor-supplied local caching servers at key locations. With these facilities, high demand contents from popular content and content delivery network providers are available locally and are delivered to PLDT customers.

PLDT operates the Philippines’ most extensive international submarine cable network. As at December 31, 2022, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean. These international cable stations are connected to our three international transmission maintenance centers, including direct cable station to cable station interconnection, through an advance terrestrial fiber mesh network (north, south and east Luzon systems).

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities. The table below shows the submarine cable systems in which PLDT has interests, which terminate in the Philippines or connect with other submarine cable systems from the Philippines or other countries or territories:

Cable System	Countries Being Linked

JUPITER	Japan, U.S. and the Philippines
Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, South Korea, Malaysia, Singapore, China and Taiwan
Southeast Asia-Middle East-Western Europe No. 3 Cable, or SEA-ME-WE-3

Japan, South Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany

Fiber-optic Loop Around the Globe, or FLAG, Cable	Japan, South Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable Network, or SCCN	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable, City-to-City Cable System or C2C	Japan, Hong Kong, China, South Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S. Cable Network (JUCN), TGN-Pacific, Unity, FASTER	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong
TGN-Intra Asia	Hong Kong and Japan
Asia Africa Europe-1, or AAE-1 Cable	Hong Kong, Vietnam, Cambodia, Thailand, Malaysia, Singapore, Myanmar, India, Pakistan, Oman, UAE, Qatar, Yemen, Djibouti, Saudi Arabia, Egypt, Greece, Italy and France
TEA2 (Terrestrial)	Hong Kong and Sweden

The Asia Direct Cable (“ADC”) cable installation is in progress. PLDT will own fiber pairs in ADC, which is expected to be ready for service by the first quarter of 2024.

On August 11, 2021, PLDT signed the APRICOT Construction & Maintenance Agreement with four other parties that have formed a consortium. PLDT is investing US$80 million in the APRICOT cable system with acquisition on fiber pair basis. This 12,000-kilometer long cable system will have a design capacity of more than 190Tbps connecting the Philippines to Japan, Singapore, Indonesia, Taiwan and Guam. New cable landing stations in Luzon and Mindanao will be built as part of this submarine cable system to enhance network resiliency. With the cable to be routed via the eastern coast of the Philippines, it will also increase the submarine cable route diversity in the Asia-Pacific region.

The APRICOT cable continues to manufacture its dry and submersible plants. New cable landing stations in Luzon and Mindanao will be built as part of this submarine cable system to enhance network resiliency. The cable will be routed via the eastern coast of the Philippines and will increase the submarine cable route diversity in the Asia-Pacific region.

PLDT’s international automatic optical transport switching system and carrier ethernet network continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore and the U.S. Mainland for premium enterprise clients. Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support growing business requirements.

CYBER SECURITY

The PLDT Group continues to make investments in cyber security measures. Aside from focusing its efforts and resources in protecting our most critical infrastructure and information assets, the PLDT Group’s cyber security investments were also directed to acquire technology, boost capability, and expand partnerships to increase the security of the Philippine cyberspace, combat online child abuse and sexual exploitation, and other worthwhile endeavors. The following are our accomplishments from our continued efforts to optimize our cyber security operation capability framework:

•
We continuously deploy an endpoint advance security agent to all corporate workstations to detect and prevent attacks. This capability detects thousands of high-risk endpoint activities and enables the operations team to quickly respond to and clean-up endpoints by blocking, remotely deleting and/or putting into quarantine malicious file detections. Additional efforts related to server and workstation security include, centralized authentication, simplified account management while trying to achieve an endpoint “Zero Trust” approach to complement our NAC implementation. These clean-up efforts are executed as part of our response and remediation process;

•
Our fully operational 24x7 Cyber Security Incident and Response Team (“CSIRT”) enables the detection of and response to security incidents within less than one minute, on average. Our membership in the Forum of Incident Response and Security Teams (“FIRST”), a globally recognized leader in cyber security incident response, provides us with access to best practices and tools, and trusted communication with other member incident response teams;

•
We continue to prevent attacks on our corporate websites through the use of our Web Application Firewall that has protected our corporate websites from more than 53 million malicious attacks in 2022;

•
We adopted an automated periodic user access management review as a cyber security protection practice for PLDT Group critical applications, databases and operating systems. This capability supports compliance for both internal and external SOX financial audit activities;

•
More than 17 billion attempts to access phishing, smshing, scamming and malware-distribution sites have been blocked, as of December 31, 2022, using our secure DNS solution which benefits both our corporate employees as well as our customers;

•
To continuously enhance our predictive capability, we regularly conduct threat hunting activities to update our threat intelligence database with the latest threats. We have included more than 123.9 million indicators of compromise in our threat intelligent database, which is used for real-time threat correlation;

•
We continue to improve our anti-distributed denial of service (“Anti-DDoS”) strategy to cover all layers of defenses (e.g. external, edge, internal, and people/process) in response to a significant increase in the number and frequency of DDoS attacks. The largest mitigated DDoS attack in 2022 comprised a throughput of more than 307K mbps;

•
We continued our efforts to expand our security visibility by enrolling active IP-based assets to our Security Operations Center that detected and prevented approximately 17 billion incidents in 2022;

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

•
In terms of database security, we have full visibility of activities in all critical and sensitive databases to define the details of each transaction while being able to identify and/or block malicious activities/queries;

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

•
To ensure continuous validation of our security controls, a cyber attack and breach simulation tool has been deployed to enable us to identify successful attack techniques and exploits and better prevent such attacks.

•
In terms of security infrastructure and application monitoring system, we utilize real-time visibility and alerting of security solutions' performance and utilization, automated pro-active monitoring to prevent unplanned disruptions, and ensuring higher availability/uptime of all CSOG security solutions;

•
A cyber war crisis simulation is held quarterly with participation from all stakeholder, such as our IT team, network team, legal team and privacy office. This simulation exercise allows us to measure the whole organization’s performance, existing policies and protocols and effectiveness of coordination within the company as well as with third parties, including their respective accountabilities;

•
To further strengthen our thought leadership, CSOG offered the Cyber Warrior Course through an internship program, in partnership with the Asia Pacific College. Through the Cyber Warrior Course, qualified students are given specialized cyber security training that allows them to receive practical knowledge and skills related to cyber security while also giving them an overview of the end-to-end operations of CSOG while integrating the CSOG mindset and values; and

•
In line with the Company’s Child Safeguarding Policy to ensure the online protection of children and in compliance with regulatory requirements, our Child Protection Platform (“CPP”) has blocked more than 586,000 URLs that involve OSAEC and CSAEM, and 3.1 million attempts to access illegal OSAEC and CSAEM. Embedded into our 24/7 cyber security operations, this solution allows the continued detection and prevention of access to OSAEC and CSAEM within our network, both on the domain and content level. This solution also utilizes strategic alliances with intelligence units and dedicated organizations, such as the integration of the Internet Watch Foundation Automation Tool and the application of information from the Canadian Centre for Child Protection for the blocking of OSAEC and CSAEM.

We recognize that the bottom-up engagement of our employees is one of our key success factors for an effective cyber security program execution. We continue to vigorously conduct weekly cyber security awareness campaigns for our employees and mandatory annual e-learning course to all employees. While we continue to see persistent phishing campaigns targeting our employees (the majority of which are attempts to gain Microsoft Office 365 credential), we perform periodic phishing simulations to assess the awareness of our employees on social engineering schemes. Employees who fall victim to the phishing test were given cyber security awareness training. These periodic exercises resulted in heightened awareness among employees of phishing and scamming tactics which resulted in a decline in phishing bait rate in 2022.

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

As at December 31, 2022, PLDT has direct interconnection agreements with 59 foreign carriers from 32 countries. The average international termination rate for calls to PLDT fixed line was approximately US$0.1150 per minute in 2022. PLDT also carries international calls terminating to Smart and Sun networks where they have no direct interconnections.

In compliance with NTC Memorandum Circular No.03-06-2019or the Rules and Regulations Implementing Republic Act No. 11202, otherwise known as the “Mobile Number Portability Act”, effective January 2, 2020, the interconnection rate for mobile was reduced from Php0.50 per minute to Php0.00 per minute for domestic calls and from Php0.05 per message to Php0.00 per message for SMS.

LICENSES AND REGULATIONS

Licenses

The table below provides the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
Clarktel	June 30, 2024
Smart	May 19, 2042
SBI	November 11, 2047
DMPI	April 1, 2028
CURE(1)	May 26, 2026

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

The Philippine Congress has passed laws and the Philippine Government and certain Government agencies have issued a number of directives that regulate the manner in which we conduct our business, including:

•
R.A. No. 11930, or the Anti-OSAEC and Anti-CSAEM Act, which repealed R.A. No. 9775 or the Anti-Child Pornography Act. RA No. 11930 sets forth the obligations and responsibilities of other internet intermediaries apart from internet service providers. Internet intermediaries are required to develop, establish and install mechanisms or measures designed to prevent, detect, respond or report violations of this Act within their websites, platforms, applications, servers or facilities, compatible with the products and services they offer that may be in accordance with the global best practices and guidelines to counter violations of this Act which may include the installation of available technology, program, or software to ensure that access to or streaming of violations of this Act will be removed, blocked or filtered. In addition, ISPs are obligated to develop and adopt a set of systems and procedures to prevent, block, detect, and report OSAEC and CSAEM committed within their platforms, which are compatible with the services and products they offer, including the maintenance and management of an updated list of URLs containing CSAEM by partnering with organizations that maintain the most comprehensive list of URLs with CSAEM, and those with hashes of the same.

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

•
On December 20, 2017, NTC, DICT and Department of Trade and Industry, (“DTI”), issued the Joint Memorandum Circular No. 05-12-2017, extending the validity of all prepaid load to one year from the date of the latest top-up. Prepaid loads purchased for promotions and bucket of services with a specific period of use duly approved by the DTI and/or NTC are excluded from the mandatory one-year validity period.

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

•
On July 17, 2019, the Civil Service Commission, (“CSC”), Anti-Red Tap Authority (“ARTA”), and DTI issued Joint Memorandum Circular No. 2019-001, series of 2019, or the implementing rules and regulations of Republic Act No. 11032, otherwise known as the “Ease of Doing Business and Efficient Government Service Delivery Act of 2018”. Pursuant to the law, the memorandum circular directed all agencies which provide Government service to undertake regulatory impact assessment, compliance cost analysis, conduct time and motion studies, undergo evaluation and improvement of all their Government services, and reengineer the same, if deemed necessary, to reduce bureaucratic red tape and processing time, and to promote efficiency and simplicity of process. In particular, Section 15 of the Ease of Doing Business provides that the processing and approval or licenses, clearances, permits, certifications or authorizations for the installation and operation of telecommunication, broadcast towers, facilities, equipment and service shall be a total of seven (7) working days for those issued by the Local Government Agencies. Further, Section 10 of the same Act provides that if the granting authority fails to approve or disapprove an application for a license, clearance, permit, certification or authorization within the prescribed processing time, said application shall be deemed approved provided that all documents are complete, and all fees or charges have been paid.

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

On May 29, 2020, the DICT issued Department Circular No. 008, which provides for the policy guidelines on the co-location and sharing of passive telecommunication tower infrastructure (“PTTIs”) for macro cell sites. The establishment of the policy is intended to, among others, ensure universal access to quality, affordable, reliable and secure ICT services; promote the development and widespread use of emerging ICT; foster and accelerate the convergence of ICT facilities; establish a domestic internet exchange system to facilitate strategic access for the Government and the general public; allow the shared use of passive ICT infrastructure as a component of the Philippine Government’s Free Public Internet Access Program, or FPIAP, in order to provide free internet access in public places throughout the country; and establish, operate and maintain ICT infrastructures in unserved and underserved areas. The department circular expressly declares that no ITC or MNO shall, directly or indirectly, engage in any predatory or anti-competitive act, practice or transaction in relation to the construction, management, operation or maintenance of PTTIs. Further, the department circular provides, among others, that: (a) except for MNOs with legislative franchises and CPCNs, no entity shall own, construct, manage or operate PTTIs in the Philippines unless otherwise granted an ITC Certificate of Registration; (b) all PTTIs built, improved, renovated, retrofitted, upgraded or updated after the effectivity of the department circular shall provide ample access slots for all MNOs and the DICT to co-locate, mount or install their respective antennas, transmitters, receivers, radio frequency modules, radio-communication systems, and other similar active ICT equipment, units and implements, for the rendition of their respective telecommunications and ICT services; (c) all private sector agreements for co-locating in shared PTTIs shall comply with the requirements under the department circular and all private sector MNOs shall be offered the same or reasonably equivalent terms, conditions, fees and charges for co-locating or sharing in the same PTTI; (d) charges and fees imposed by the PTTI owners or operators shall be periodically monitored by DICT; (e) all installations made after the effectivity of the department circular, of private sector antennas, transmitted, receivers, radio frequency modules, radio-communications systems and other ICT equipment, units and implements for macro cell sites, as well as all improvements, renovations, upgrades or updates thereof, shall be co-located in shared PTTIs, except as may be allowed by the DICT upon clear showing of meritorious grounds which are not contrary to departmental policies; (f) all telecommunications electronic equipment shall be covered by the appropriate type-approval or other permit documents as may be required by the NTC, and duly registered with the DICT, prior to being mounted or installed on PTTIs; (g) in order to meet the existing and future demands for connectivity and quality of service in the Philippines, co-location of PTTIs in the same or nearby sites, locations or areas may be permitted by the DICT if in line with the directives of the department circular; (h) the establishment and maintenance by the DITC of a registry of all PTTIs owned, constructed, managed or operated by MNOs and ITCs; and (i) all PTTI owners or operators shall utilize and confirm to a uniform financial reporting system in accordance with PFRS, the PAS, and other applicable accounting laws, and rules and regulations. Shared PTTIs have also been declared as critical components for establishing connectivity, resilience and reliability in the implementation of the FPIAP across the Philippines and, accordingly, in utilizing shared PTTIs, the DICT may (i) partner with NTC-registered private sector service providers for the delivery of internet connectivity for a reasonable fee, which connectivity, as a value-added service, may be acquired and utilized by the latter directly from satellites and other emerging technologies, (ii) undertake the creation, establishment, installation, maintenance and operation of infrastructure, equipment, systems, platforms, applications and such other FPIAP requirements necessary to effectively provide free internet access in public places throughout the country. Further, whenever deemed necessary and desirable in the public interest, the DICT may participate in the use of shared PTTIs for the effective implementation of its mandate. Accordingly, each shared PTTI shall, in addition to the slots for the MNOs, have an access slot with ample capacity and availability upon which the DICT may install its antennas, transmitters, receivers, radio frequency modules, radio-communications systems and other similar active ICT equipment, units and implements for the ICT backbone and other communications network of the Government.

•
On July 23, 2020, the DICT, in coordination with the ARTA, Department of the Interior and Local Government (“DILG”),Department of Public Works and Highways (“DPWH”), Department of Human Settlements and Urban Development (“DHSUD”), Department of Transportation (“DOTr”), Civil Aviation Authority of the Philippines (“CAAP”), Department of Health (“DOH”), and the Food and Drug Administration (“FDA”) electronically signed Joint Memorandum Circular (“JMC”) No. 01 or the “Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared Passive Telecommunications Tower Infrastructure.” The circular provides the streamlined processes for the issuance of permits, licenses and clearances particularly with respect to shared PTTIs. Pursuant to Section 6.5 of the JMC guidelines, (a) Sangguniang Panlungsod/Bayan Resolution; (b) Sangguniang Barangay Resolution/ Barangay Council Resolution; (c) Environmental Compliance Certificate or Certificate of Non-Coverage, if the proposed site of construction is outside an environmentally critical area; (d) Radiation Safety Evaluation Report from the FDA; and (e) Certified True Copy of NTC Provisional Authority or CPCN or Certificate of Registration to Provide Telecommunication Services; are no longer required as pre-requisites for the construction of PTTIs.

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

a)
accelerate and streamline regulatory processes and procedures for new and pending applications and renewals of permits, licenses, clearances, certifications or authorizations, including fixing or shortening the periods provided for under existing laws, regulations, issuances, and ordinances;
b)
suspend or waive the requirements in securing such permits, licenses, clearances, certifications or authorizations; and
c)
in consultation with or upon the recommendation of the affected government agencies, may prescribe to be permanent the streamlined regulatory processes and procedures, and the suspension or waiver of the requirements in securing permits, licenses, clearances, and certifications and authorizations.

•
On July 1, 2021, the ARTA, together with various key agencies, signed the revised and expanded JMC No. 01, series of 2021, entitled, “Revising and Expanding Joint Memorandum Circular No. 01, S. 2020 or the Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared PTTIs.” This expanded JMC harmonized the provisions of the original JMC No. 1 issued in 2020 and RA No. 11494 or the Bayanihan to Recover as One Act.

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

•
On October 25, 2021, the ARTA, in coordination with the DICT, DILG, DPHW, DHSUD, CAAP, NTC, Energy Regulatory Commission (“ERC”), NEA and the Philippine Competition Commission (“PCC”) issued JMC No. 01 or the “Summary of the Stream lined Guidelines for the Issuance of Permits and Clearances for the Erection of Poles, Construction of Underground Fiber Ducts and Installation of Aerial and Underground Cables and Facilities to Accelerate the Roll out of Telecommunications and Internet Infrastructure.

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

•
On April 12, 2022, RA No. 11659 or “An Act Amending Commonwealth Act No. 146 otherwise known as the Public Service Act,” took effect limiting public utilities to the distribution and transmission of electricity, petroleum and petroleum products pipeline transmission systems, water pipeline distribution and wastewater pipeline systems, seaports and public utility vehicles. This law excludes telecommunications from the definition of public utility thereby allowing full foreign ownership in companies engaged in telecommunications. Under the 1987 Constitution, no franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines, at least 60% of whose capital is owned by such citizens. Nonetheless, under the law, telecommunications is classified as a critical infrastructure, where foreign state-owned enterprises are prohibited from owning capital, and foreign nationals are not allowed to own more than 50% of capital unless the country of such foreign national accords reciprocity to Philippine nationals.

•
On October 28, 2022, RA No. 11934 or the SIM Registration Act took effect. Under this law, all end-users are required to register their SIMs with PTEs as a pre-requisite to the activation thereof. All existing SIM subscribers shall register the same with their respective PTEs within 180 days from the effective date. The DICT may extend the registration for a period not exceeding 120 days. Failure to register the existing SIM within the periods prescribed herein shall result in the automatic deactivation of the SIM. After the Implementing Rules and Regulations (IRR) came into effect on December 12, 2022, Smart officially launched its registration portal on December 27, 2022. Subscribers can now register their SIMs in accordance with applicable laws.

•
On December 12, 2022, the House of Representatives approved HB No. 6 or the Open Access in Data Transmission Bill. The same was transmitted to the Senate on December 14, 2022. The bill seeks to remove the requirement of a franchise, CPCN or PA in majority of the segments of the data transmission network. This bill likewise seeks to allow non-enfranchised entities to use spectrum and put a 15% spectrum cap on assignable spectrum in a given band.

•
On January 25, 2023, DILG issued Memorandum Circular No. 2023-017 reiterating previous DILG issuance/policy enjoining local officials to exercise their powers to reclaim and clear public roads which are being used for private purposes. As a consequence, many PLDT poles, including cables and cabinets, were required to be removed or relocated and are currently being removed or relocated.

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

PLDT and PCEV have complied with this requirement. On May 19, 2017, Republic Act No. 10926 took effect which extended the legislative franchise of Smart. The law contains a provision that exempts a grantee that is wholly-owned by a publicly listed company with at least 30% of its authorized capital stock publicly listed from the public offering requirement, thereby also exempting Smart.

Meanwhile, DMPI takes the position that the public offering requirement under Republic Act No. 7925 and Republic Act No. 9180 is merely directory and the policy underlying the requirement of telecommunications entities to conduct a public offering should be deemed to have been achieved when in 2011, PLDT, a publicly listed company, acquired its parent company, DTPI, which in turn holds a 100% equity interest in DMPI. This can further be asserted with the inclusion of the aforementioned provision in Republic Act No. 10926 or the extension of the Smart franchise, applying the equality of treatment provision in Republic Act No. 7925. However, there can be no assurance that the Philippine Congress will agree with such position. If DMPI is found to be in violation of the public offering requirement under Republic Act No. 7925 and Republic Act No. 9180, DMPI’s franchise could be revoked and a quo warranto case may be filed against it by the Office of the Solicitor General of the Philippines.

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

On the other hand, interconnect transit charges are paid to PLDT for connecting calls from one carrier to another or other carriers, most of which have no direct interconnection agreement between and/or with each other. As an inter-exchange carrier, PLDT provides transit service among CMTS and local exchange carrier operators, including PAPTELCO and non-PAPTELCO members. From January 2009 to August 2018, PLDT’s transit fee was Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls. However, pursuant to NTC Memorandum Circular No. 05-07-2018, effective on September 1, 2018, PLDT’s interconnection charges for all calls is uniformly set at Php0.50 per minute.

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

Mobile Services

Currently, there are three major mobile operators, namely us, Globe and Dito. As at December 31, 2022, mobile market penetration in the Philippines was approximately 153%, based on the number of SIM cards issued.

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

As in recent years, the number of inbound international voice calls into the Philippines has been negatively impacted by the popularity of OTT services due to improved internet access and increased smartphone adoption. However, with PLDT’s strategic partnership with Orange (formerly France Telecom), the decline of ILD traffic has slowed down. Joint efforts on traffic sales management and anti-fraud programs have resulted in sustained business value for the ILD business.

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

ENVIRONMENTAL MATTERS

Sustainability is one of the key drivers of PLDT’s business strategy. This underscores our commitment towards the responsible conduct of business and management of our environmental and social operational impacts.

As part of this thrust, we integrate environmental protection and sustainable development into our business decision-making and operations. Among our policies and institutionalized practices is our Occupational Safety, Health, and Environmental Policy which upholds the highest standards in occupational safety, health, and environmental performance, as well as ensures the protection of workers in communities where we operate. This Policy aligns with our compliance with the legal requirements of various regulatory bodies, including but not limited to, RA 11058 or An Act Strengthening Compliance with Occupational Safety and Health Standards and Providing Penalties for Violations thereof (OSH Law) and its Implementing Rules and Regulations (IRR) or Department Order 198-18, Department of Labor and Employment (DOLE), Department of Environment and Natural Resources (DENR), and the Department of Energy (DOE).

We also continue to develop, implement, and enhance our Environmental Management Systems. We have designated Pollution Control Officers that review performance, ensure company compliance with the relevant Philippine environmental laws, and report on operational progress on a quarterly basis to the DENR. As part of our supplier accreditation and onboarding processes, we have also enacted Sustainability Guidelines that mandate suppliers to comply with and adhere to applicable national and local environmental regulations.

Resource management

Our Network Operations’ Energy Environment Safety and Health (“EESH”) and Property and Facilities Management (“PFM”) groups monitor the consumption of electricity, fuel, and water across company facilities and operations. These dedicated units continue to identify and implement energy efficiency and conservation programs that include the actual replacement of old air conditioning units and chillers, strategic planning for installation of building automation systems and solar panels on rooftops, among others. For our network facilities, we have formed energy management teams to lead energy efficiency initiatives such as the installation of direct current generator sets. We have also put in place a company-wide cascade of fuel requests and electricity validation tools which are aimed at improving resource consumption efficiency. To conserve water, we have also set up rainwater catchment systems in selected areas of our operations and will continue to expand in other facilities across the country.

Along with the identification of significant environmental impacts, we also set periodic review of environmental objectives and targets. As energy savings translate to parallel cost-saving opportunities, we deem it important to continuously understand and pursue energy efficiency initiatives. We also regularly monitor the consequent reduction of Greenhouse Gas Emissions (“GHG”) from the implementation of our energy efficiency initiatives.

Environmental impact management

Apart from regularly monitoring the status and performance of all our facilities, equipment, and generator sets, our PFM and EEHS teams continuously implement improvements in environmental management processes and mechanisms to mitigate any negative impact to the environment. These include the creation of management plans that cover environmental management strategies for facilities in ecologically protected areas. We also work with various contractors and service providers to regularly assess and manage the environmental impacts of our new facilities. For our hazardous waste, we maintain partnerships with DENR-accredited suppliers to ensure proper treatment of used lead-acid batteries. Recycling proceeds of our electronic waste also help fund our shared value programs on education, livelihood, and environmental stewardship.

Leveraging on our digital technology and robust network, we also continue to work with relevant stakeholders and subject matter experts to develop and pursue eco-efficiency initiatives, enable efforts towards addressing climate change, protect biodiversity, and unlock nature-based climate solutions.

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

PROPERTIES

As at December 31, 2022, PLDT owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 48 are located in Metro Manila. The remaining 241 exchanges are located in cities and small municipalities outside the Metro Manila.

As at December 31, 2022, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•
44% consisted of central office equipment and network facilities, including IGFs, pure national toll exchanges and combined local and toll exchanges;
•
30% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;
•
15% consisted of information origination and termination equipment, including radio equipment installed for customers use, and cables and wires installed within customers’ premises;
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

We expect that in 2023, cash from operating activities should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our current estimate for consolidated capital expenditures in 2023 is approximately Php79 billion. See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for further discussion on our capital expenditures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, 2021 and 2020 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2022 of Php55.82 to US$1.00, as quoted through the BAP.

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

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2022, 2021 and 2020.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020:

	December 31,
	2022	2021	2020
	(amounts in million Php)
Consolidated net income	10,735	26,676	24,580
Add (deduct) adjustments:
Depreciation and amortization	98,714	52,169	47,480
Financing costs – net	11,766	10,414	10,086
Foreign exchange losses (gains) – net	4,685	3,890	(1,488)
Equity share in net earnings of associates and joint ventures	3,304	1,101	2,328
Provision for income tax	2,774	7,478	8,441
Other non-recurring expenses - net	504	148	—
Amortization of intangible assets	228	2,822	2,496
Interest income	(653)	(656)	(1,210)
Losses (gains) on derivative financial instruments – net	(2,322)	(1,400)	378
Other income – net	(35,790)	(6,742)	(6,933)
Net loss (gain) on debt modification	295	(1,372)	—
VIH gain on dilution of shares	(660)	(826)	(394)
Income from prescription of preferred shares redemption liability	(7,839)	—	—
Gain on sale and leaseback of telecom towers - gross of expenses	(25,234)	—	—
Others	(2,352)	(4,544)	(6,539)
Total adjustments	83,210	69,224	61,578
Consolidated Adjusted EBITDA	93,945	95,900	86,158

The following table shows the reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2022, 2021 and 2020:

	December 31,
	2022	2021	2020
	(amounts in million Php)
Consolidated net income	10,735	26,676	24,580
Add (deduct) adjustments:
Accelerated depreciation	51,204	1,110	—
Manpower rightsizing program	5,028	269	2,625
Foreign exchange losses (gains) – net	4,685	3,890	(1,488)
Other non-recurring expenses	810	—	—
Net loss (gain) on debt modification – net of amortization of debt discount	470	(1,339)	—
Impairment of investments	50	60	659
Sun Trademark amortization	—	2,628	1,877
Losses from changes in fair value of financial assets at FVPL	—	174	—
CREATE Act impact for prior year deferred taxes	—	(355)	—
Core income adjustment on equity share in net income of associates and joint ventures	(195)	(7)	(6)
Net income attributable to noncontrolling interests	(250)	(309)	(296)
Losses (gains) on derivative financial instruments – net, excluding hedge costs	(2,572)	(1,651)	284
Income from prescription of preferred shares redemption liability	(7,839)	—	—
Gain on sale and leaseback of telecom towers - net of expenses	(24,563)	—	—
Net tax effect of aforementioned adjustments	(6,996)	(1,209)	(1,106)
Total adjustments	19,832	3,261	2,549
Consolidated core income	30,567	29,937	27,129
Add (deduct) adjustments:
Share in VIH losses	3,239	1,981	1,954
Accelerated depreciation, net of tax	—	—	1,496
Loss (gain) on sale of Rocket Internet shares	—	—	364
Gain from condonation of debt	—	—	(240)
Gain on sale and leaseback of Smart Headquarters, net of tax	—	—	(2,293)
Gain on asset sales, net of tax	(30)	(983)	—
VIH gain on dilution, net of tax	(660)	(702)	(323)
Total adjustments	2,549	296	958
Consolidated telco core income	33,116	30,233	28,087

The following table shows the reconciliation of consolidated basic and diluted earnings per share (“EPS”) attributable to common equity holders of PLDT to our consolidated core EPS for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Php)
Consolidated EPS attributable to common equity holders of PLDT	48.26	48.26	121.76	121.76	112.12	112.12
Add (deduct) adjustments:
Accelerated depreciation	177.75	177.75	3.85	3.85	—	—
Manpower rightsizing program	17.46	17.46	1.02	1.02	8.51	8.51
Foreign exchange losses (gains) – net	16.26	16.26	13.50	13.50	(5.36)	(5.36)
Asset impairment - property and equipment	3.60	3.60	—	—	—	—
Gain on debt modification	1.63	1.63	(4.65)	(4.65)	—	—
Impairment/derecognition of investments	0.23	0.23	0.28	0.28	3.05	3.05
Sun Trademark Amortization	—	—	9.12	9.12	6.08	6.08
Losses from changes in fair value of financial investments at FVPL	—	—	0.81	0.81	—	—
CREATE Act impact for prior year deferred taxes	—	—	(1.64)	(1.64)	—	—
Core income adjustment on equity share in net losses of associates and joint ventures	(0.90)	(0.90)	(0.03)	(0.03)	(0.03)	(0.03)
Losses (gains) on derivative financial instruments – net, excluding hedge costs	(8.93)	(8.93)	(5.73)	(5.73)	0.92	0.92
Income from prescription of preferred shares redemption liability	(27.21)	(27.21)	—	—	—	—
Gain on sale and leaseback of telecom towers	(86.95)	(86.95)	—	—	—	—
Total adjustments	92.94	92.94	16.53	16.53	13.17	13.17
Consolidated core EPS	141.20	141.20	138.29	138.29	125.29	125.29

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

Notice of Material Breach and Demand for Payment on DITO

In February 2021, PLDT and Dito entered into an agreement for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

On October 6, 2022, PLDT served a Notice of Material Breach and Demand for Payment on Dito which refused to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers.

Smart Broadband, Inc. (“SBI”) Secures 25-year Franchise Extension

On April 8, 2022, the Philippine President approved Republic Act No. 11678, an act renewing for another 25 years the franchise granted to SBI. This allows SBI to continue constructing, installing, establishing, maintaining, leasing and operating wire and/or wireless telecommunication systems throughout the Philippines. SBI’s original franchise under Republic Act No. 8337 expired on November 11, 2022, and the renewal for another 25 years will expire on November 11, 2047.

Near-term Factors Affecting our Results of Operations

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

Amidst this uncertainty, new opportunities for future growth have arisen. Life under the community quarantine has pushed the rapid adoption of online and digital services as people forced to stay at home have turned to web-based collaboration tools, distance learning, online shopping and payment and e-health services, among others. We believe our superior network and digital infrastructure has driven more data usage to both our mobile and fixed networks. As demand for broadband services surged during the pandemic, PLDT Home ramped up its installation and repair levels and rolled out fixed wireless in areas with no fixed line or fiber connections. Telecommunications is one of the businesses given exemption by the Inter-Agency Task Force (“IATF”) on COVID-19, allowing our installation and repair teams mobility despite the quarantine lockdowns. Smart has capitalized on e-payments and further leveraged its online distribution channels and our Enterprise vertical is driving opportunities in e-health, e-learning, telemedicine and other collaboration solutions while seeing renewed demand for data center services. PLDT Enterprise has partnered with the national and LGUs in the vaccination program by providing connectivity in vaccination centers.

Impact of Super Typhoon Odette

On December 16, 2021, parts of the Visayas and Mindanao were hit by Super Typhoon Rai (known as “Odette” in the Philippines), rendering many of the affected areas inaccessible and causing extensive electricity and communication outages. We deployed teams to the Visayas and Mindanao to restore communication services in the affected areas. To date, we have restored most of the network services.

The cumulative impact of the typhoon was determined at Php2.3 billion (Php1.7 billion after tax), before insurance claims, as at June 30, 2022, from the combined effect of rebates and lost revenues due to service unavailability, free load provided to our subscribers, repairs and replacement of damaged facilities, as well as loss of properties. We have also worked with the LGUs of the affected areas and provided donations to the communities. Our employees also participated in the relief efforts through their own donations. We have filed insurance claims and secured a settlement of Php246 million, for which an initial payment of Php150 million was received in June 2022 and the balance of Php96 million was received in November 2022.

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
•
We bear inventory risk on our inventory before it has been transferred to the customer; and
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
b)
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c)
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

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

a)
The counterparty is experiencing financial difficulty or is insolvent;
b)
The counterparty is in breach of financial covenant(s);
c)
An active market for that financial assets has disappeared because of financial difficulties;
d)
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e)
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f)
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

The presentation currency of the PLDT Group is the Philippine Peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under the PLDT Group is the Philippine Peso, except for (a) FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which use the Singaporean Dollar; (c) AGS Indonesia, which use the Indonesian Rupiah; and (d) PLDT Malaysia Sdn Bhd, which uses the Malaysian Ringgit.

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

Total depreciation of ROU assets amounted to Php5,716 million, Php5,388 million and Php4,940 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total lease liabilities amounted to Php42,435 million and Php21,686 million as at December 31, 2022 and 2021, respectively. See Note 10 – Leases and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in IFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed in 2023. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

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

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank Holdcos) requires affirmative vote of at least one director nominated by both PCEV and VIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Assessment of loss of control over PG1

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

As a result of the acquired equity interest of Philex Mining Corporation, MPIC, and Roxas Holdings, Inc. in PG1, PLDT’s ownership interest was diluted to 47.6%. In addition, PG1 appointed a new director bringing the total number of PG1 directors to nine. PLDT retained four out of nine total board seats. Consequently, as at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as investment in associate. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PLDT in PG1.

As at December 31, 2022 and 2021, PLDT holds 47.6% and 65.3% interest over PG1, respectively.

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

Assessment of loss of control over PG1

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

As a result of the acquired equity interest of Philex Mining Corporation, MPIC, and Roxas Holdings, Inc. in PG1, PLDT’s ownership interest was diluted to 47.6%. In addition, PG1 appointed a new director bringing the total number of PG1 directors to nine. PLDT retained four out of nine total board seats. Consequently, as at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as investment in associate. See Note 11 – Investment in Associate and Joint Ventures – Investment of PLDT in PG1 to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

As at December 31, 2022 and 2021, PLDT holds 47.6% and 65.3% interest over PG1, respectively.

See Note 11 – Investment in Associate and Joint Ventures – Investments in Associate – Investment in PG1 to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2022 and 2021.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2022 and 2021.

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

Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) Act

On March 26, 2021, the Philippine President signed into law Republic Act No. 11534, or the CREATE Act, which introduced reforms to the corporate income tax and incentives systems. It took effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation, or on April 11, 2021.

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

•
Based on the provisions of BIR Revenue Regulations (RR) No. 05-2021 dated April 8, 2021, the applicable statutory tax rate for the calendar year ended December 31, 2020 is 27.5%. This resulted in a reduction of provision for current income tax amounting to Php485 million, which was reflected as an adjustment in the 2020 Annual Income Tax Returns; and

•
Deferred income tax assets and liabilities as at December 31, 2021 are remeasured using the applicable statutory tax rate of 25% under the CREATE Act. This resulted in lower net deferred income tax assets and liabilities as at December 31, 2020 of Php3,125 million and additional provision for deferred income tax of Php579 million.

The above adjustments in income tax provision were recognized in the first quarter of 2021. Meanwhile, the tax rates provided for under the CREATE Act were used for the year ended December 31, 2022 and 2021.

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

Our lease liabilities amounted to Php42,435 million and Php21,686 million as at December 31, 2022 and 2021, respectively. See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Loss of control over VIH and PG1 – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third-party investor by the subsidiary. When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost. In determining the fair value of PLDT’s retained interest in VIH and PG1, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors. We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH and Investment in PG1 to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which were the 2G technology-related equipment in preparation for the shutdown of said technology. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million, Php1,397 million and Php1,458 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting to low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result to further re-assessment of the EUL for the 3G technology assets. As a result, Smart recognized additional depreciation expense of Php9,421 million, Php1,406 million and Php3,035 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes. As a result, PLDT recognized additional depreciation expense of Php1,028 million for the year ended December 31, 2020.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements. As a result, Smart recognized additional depreciation expense of Php1,138 million in the fourth quarter of 2021.

In 2022, Smart conducted an enterprise-wide network asset physical verification activity wherein certain assets have been identified, which are expected not to utilized moving forward and will have to be decomponetized and possible to be dismantled. As a result, Smart recognized additional depreciation expense of Php3,044 million.

In 2022, certain softwares and related services were upgraded as a result of IT system updates for the data link repository program of the data transformation. These replaced software and services that are to expire in 2023 to support various projects like e-load, rating and charging Online Charging System, System Application Products, value-added services and software and services related to Trident. As a result, we recognized additional depreciation expense of Php2,122 million.

In 2022, PLDT embarked on the re-development of its Makati Offices to transform both Ramon Cojuangco Building and Makati General Office into a modern, ecologically sustainable, and open campus-type headquarters. Part of the renovation is the moveout and modernization of network equipment. As a result, PLDT and Smart recognized additional depreciation expense of Php1,798 million and Php46 million, respectively, in the second quarter of 2022.

In addition, PLDT accelerated the depreciation of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. The following are the 2022 PLDT initiatives:

•
PLDT has stopped selling copper facilities to subscribers and stopped investing on infrastructure to Vectored Very High-Speed Digital Subscribers, or VVDSL, and migrated to Fiber Optic facilities as new offering to new subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php9,711 million in 2022.

•
PLDT continued network upgrades, and fortification of fiber optic cables to utilize better physical routes to increase the reach, capacity and network compatibility with higher bandwidth transport equipment by replacing the old existing aerial and underground fiber cables that are no longer viable as they cannot deliver and meet service requirements for our subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php3,215 million in 2022.
•
PLDT replaced the legacy Optical Line Terminal, or OLT, which delivers internet connectivity to our subscriber with OLT that has more advanced and much higher capacity fiber access equipment. As a result, PLDT recognized additional depreciation expense amounting to Php786 million in 2022.
•
Both PLDT and Smart carried out the modernization of some key core network equipment and facilities through significant upgrades and expansion of hardware for more flexibility and better equipped for other functionalities. As a result, PLDT and Smart recognized additional depreciation expenses amounting to Php525 million and Php1,334 million, respectively, in 2022.
•
Furthermore, both PLDT and Smart laid out the Transport Network Transformation, a new system ready to serve the traffic of existing and incoming subscribers of fixed and wireless business with enhanced reliability, footprint and operational simplicity. This replaced the legacy network system that resulted in PLDT and Smart recognizing additional depreciation expenses amounting to Php14,128 million and Php5,074 million, respectively, in 2022.

The total depreciation and amortization of property and equipment amounted to Php92,998 million, Php46,781 million and Php42,540 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php292,745 million and Php302,736 million as at December 31, 2022 and 2021, respectively. See Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The total amortization of intangible assets with finite lives amounted to Php228 million, Php2,822 million and Php2,496 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,388 million and Php1,156 million as at December 31, 2022 and 2021, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statement. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique while the valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 14 – Investment Properties.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php748 million and Php901 million as at December 31, 2022 and 2021, respectively. Total consolidated benefit from deferred income tax amounted to Php4,175 million for the year ended December 31, 2022, while total consolidated provision for deferred income tax amounted to Php2,348 million and Php3,989 million for the years ended December 31, 2021 and 2020, respectively. Total consolidated recognized net deferred income tax assets amounted to Php17,636 million and Php13,385 million as at December 31, 2022 and 2021, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Total provision for expected credit losses for trade and other receivables amounted to Php5,156 million, Php3,737 million and Php6,446 million for the years ended December 31, 2022, 2021 and 2020, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php26,255 million and Php21,790 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total impairment losses for contract assets amounted to Php227 million, Php253 million and Php266 million for the years ended December 31, 2022, 2021 and 2020, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php2,233 million and Php2,251 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses – Contract Balances to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, G20 GDP and G20 inflation rates. For ECL provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

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

Net consolidated pension benefit costs amounted to Php1,749 million, Php2,213 million and Php2,218 million for the years ended December 31, 2022, 2021 and 2020, respectively. The prepaid benefit costs amounted to Php1,598 million and Php1,018 million as at December 31, 2022 and 2021, respectively. The accrued benefit costs amounted to Php1,745 million and Php7,760 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1, covering the performance period from 2017 to 2019, was in the form of PLDT common shares and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2, covering the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out. Cycle 1 covers performance period from 2022 to 2024. Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final of the terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php1,272 million for the year ended December 31, 2022 and the expense accrued for TIP amounted to Php1,186 million and Php1,134 million for the years ended December 31, 2021 and 2020, respectively.

The accrued incentive payable amounted to Php1,294 million and Php2,384 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which it is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,514 million and Php2,121 million as at December 31, 2022 and 2021, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2022 amounted to Php3,851 million and Php203,459 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2021 amounted to Php3,067 million and Php244,568 million, respectively. See Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2022

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2022 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income (loss) before income tax, provision for income tax, net income (loss), segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2022, 2021 and 2020. In each of the years ended December 31, 2022, 2021 and 2020, the majority of our revenues was derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2022
Revenues	104,274	128,712	—	(27,741)	205,245
Expenses	104,058	134,467	13	(27,792)	210,746
Other income (expenses) – net	18,681	20,915	(2,790)	(17,796)	19,010
Income (loss) before income tax	18,897	15,160	(2,803)	(17,745)	13,509
Provision for (benefit from) income tax	3,793	(1,025)	(134)	140	2,774
Net income (loss)/Segment profit (loss)	15,104	16,185	(2,669)	(17,885)	10,735
Adjusted EBITDA	53,260	50,382	(12)	(9,685)	93,945
Adjusted EBITDA margin(1)	56%	39%	—	—	50%
Core income	13,034	38,448	(2,959)	(17,956)	30,567
Telco core income	13,034	37,970	68	(17,956)	33,116
For the year ended December 31, 2021
Revenues	106,619	117,063	—	(30,425)	193,257
Expenses	89,172	93,370	7	(30,053)	152,496
Other income (expenses) – net	(4,647)	6,556	121	(8,637)	(6,607)
Income (loss) before income tax	12,800	30,249	114	(9,009)	34,154
Provision for (benefit from) income tax	3,366	4,103	(270)	279	7,478
Net income (loss)/Segment profit (loss)	9,434	26,146	384	(9,288)	26,676
Adjusted EBITDA	60,876	45,832	(7)	(10,801)	95,900
Adjusted EBITDA margin(1)	61%	39%	—	—	50%
Core income	13,645	26,298	(666)	(9,340)	29,937
Telco core income	13,645	25,736	192	(9,340)	30,233
For the year ended December 31, 2020(2)
Revenues	104,211	98,739	—	(21,946)	181,004
Expenses	81,569	84,717	12	(21,476)	144,822
Other income (expenses) – net	(2,940)	4,221	(923)	(3,519)	(3,161)
Income (loss) before income tax	19,702	18,243	(935)	(3,989)	33,021
Provision for (benefit from) income tax	4,536	3,734	(617)	788	8,441
Net income (loss)/Segment profit (loss)	15,166	14,509	(318)	(4,777)	24,580
Adjusted EBITDA	60,272	33,405	(12)	(7,507)	86,158
Adjusted EBITDA margin(1)	61%	34%	—	—	49%
Core income (loss)	16,440	15,463	193	(4,967)	27,129
Telco core income	17,217	13,649	2,188	(4,967)	28,087

(1)
Adjusted EBITDA margin for the year is measured as Adjusted EBITDA divided by service revenues.
(2)
Certain amounts for the year ended December 31, 2020 were reclassified to conform with the current year presentation.

Years Ended December 31, 2022 and 2021

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php205,245 million in 2022, an increase of Php11,988 million, or 6%, as compared with Php193,257 million in 2021, primarily due to higher revenues from data services from our Fixed Line business segment, partially offset by lower revenues from mobile and fixed wireless broadband services in our Wireless business segment.

Our consolidated service revenues of Php196,227 million in 2022, increased by Php10,476 million, or 6%, from Php185,751 million in 2021. Our consolidated non-service revenues of Php9,018 million in 2022, increased by Php1,512 million, or 20%, from Php7,506 million in 2021.

Consolidated service revenues, net of interconnection costs, amounted to Php190,123 million in 2022, an increase of Php8,070 million, or 4%, from Php182,053 million in 2021.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2022 and 2021:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(amounts in million Php)
For the year ended December 31, 2022
Service Revenues
Wireless	95,852		(792)	95,060
Mobile	93,724		(695)	93,029
Fixed Wireless broadband	2,028		-	2,028
MVNO and others	100		(97)	3
Fixed Line		128,116	(26,949)	101,167
Voice		36,727	(14,478)	22,249
Data		90,881	(12,189)	78,692
Home broadband		48,975	(31)	48,944
Corporate data and ICT		41,906	(12,158)	29,748
Miscellaneous		508	(282)	226
Total Service Revenues	95,852	128,116	(27,741)	196,227
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	8,422	495	—	8,917
Point-product sales	—	101	—	101
Total Non-Service Revenues	8,422	596	—	9,018
Total Revenues	104,274	128,712	(27,741)	205,245
For the year ended December 31, 2021(1)
Service Revenues
Wireless	99,639		(1,127)	98,512
Mobile	96,538		(919)	95,619
Fixed Wireless broadband	2,889		—	2,889
MVNO and others	212		(208)	4
Fixed Line		116,529	(29,290)	87,239
Voice		37,232	(17,010)	20,222
Data		78,721	(11,961)	66,760
Home broadband		40,181	(56)	40,125
Corporate data and ICT		38,540	(11,905)	26,635
Miscellaneous		576	(319)	257
Total Service Revenues	99,639	116,529	(30,417)	185,751
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,980	454	—	7,434
Point-product sales	—	80	(8)	72
Total Non-Service Revenues	6,980	534	(8)	7,506
Total Revenues	106,619	117,063	(30,425)	193,257
(1)
Certain amounts for the year ended December 31, 2021 were reclassified to conform with the current year presentation.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	104,274	51	106,619	55	(2,345)	(2)
Fixed Line	128,712	63	117,063	61	11,649	10
Inter-segment transactions	(27,741)	(14)	(30,425)	(16)	2,684	9
Consolidated	205,245	100	193,257	100	11,988	6

Our consolidated revenues are further segmented by market, based on the type of customers served. “Home” refers to household subscribers, “Individual” covers mobile wireless individual customers, “Enterprise” encompasses business-based customers, corporate or micro, small and medium enterprises, and “International” refers to international carrier customers.

The following table shows our consolidated revenues by market segment for each of our business segments for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021(1)%		Amount	%
	(amounts in million Php)
Wireless	95,060	47	98,512	51	(3,452)	(4)
Individual	81,912	40	85,547	44	(3,635)	(4)
Enterprise	10,819	6	10,152	5	667	7
International	2,329	1	2,813	2	(484)	(17)
Fixed Line	101,167	49	87,239	45	13,928	16
Individual	119	—	612	—	(493)	(81)
Home	57,415	28	47,800	25	9,615	20
Enterprise	37,214	18	34,217	18	2,997	9
International	6,337	3	4,519	2	1,818	40
Others	82	—	91	—	(9)	(10)
Inter-segment Transactions	—	—	—	—	—	—
Total Service Revenues	196,227	96	185,751	96	10,476	6
Wireless	8,422	4	6,980	4	1,442	21
Individual	7,155	3	5,675	3	1,480	26
Enterprise	1,242	1	1,289	1	(47)	(4)
International	25	—	16	—	9	56
Fixed Line	596	—	526	—	70	13
Individual	11	—	66	—	(55)	(83)
Home	182	—	238	—	(56)	(24)
Enterprise	403	—	222	—	181	82
Total Non-Service Revenues	9,018	4	7,506	4	1,512	20
Total Revenues	205,245	100	193,257	100	11,988	6

(1)
Certain amounts for the year ended December 31, 2021 were reclassified to conform with the current year presentation.

Expenses

Consolidated expenses increased by Php58,250 million, or 38%, to Php210,746 million in 2022 from Php152,496 million in 2021, primarily due to higher depreciation and amortization, selling, general and administrative expenses, costs of sales and services, and provisions in our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	104,058	49	89,172	59	14,886	17
Fixed Line	134,467	64	93,370	61	41,097	44
Others	13	—	7	—	6	86
Inter-segment transactions	(27,792)	(13)	(30,053)	(20)	2,261	8
Consolidated	210,746	100	152,496	100	58,250	38

Other Income (Expenses) – Net

Consolidated other income – net amounted to Php19,010 million in 2022, a change of Php25,617 million as against consolidated other expenses – net of Php6,607 million in 2021, primarily due to the combined effects of the following: (i) higher other income

– net from our Wireless and Fixed Line business segments, owing mostly to the gain on sale and leaseback of telecom towers and the income from prescription of preferred shares redemption liability, respectively; (ii) higher gains on derivative financial instruments from our Fixed Line business segment; (iii) higher equity share in net losses from our Fixed Line and Other business segments; (iv) higher financing costs from our Wireless and Fixed Line business segments; and (v) higher foreign exchange losses from our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Wireless	18,681	(4,647)	23,328	502
Fixed Line	20,915	6,556	14,359	219
Others	(2,790)	121	(2,911)	(2,406)
Inter-segment transactions	(17,796)	(8,637)	(9,159)	(106)
Consolidated	19,010	(6,607)	25,617	388

Net Income

Consolidated net income decreased by Php15,941 million, or 60%, to Php10,735 million in 2022 from Php26,676 million in 2021, primarily due to lower net income from our Fixed Line business segment, and net loss from our Other business segment, partially offset by higher net income from our Wireless business segment. Our consolidated basic and diluted EPS decreased to Php48.26 in 2022 from Php121.76 in 2021. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the years ended December 31, 2022 and 2021.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	15,104	141	9,434	35	5,670	60
Fixed Line	16,185	151	26,146	98	(9,961)	(38)
Others	(2,669)	(25)	384	2	(3,053)	(795)
Inter-segment transactions	(17,885)	(167)	(9,288)	(35)	(8,597)	(93)
Consolidated	10,735	100	26,676	100	(15,941)	(60)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php93,945 million in 2022, a decrease of Php1,955 million, or 2%, as compared with Php95,900 million in 2021, primarily due to lower EBITDA from our Wireless business segment, partially offset by higher EBITDA from our Fixed Line business segment.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	53,260	56	60,876	63	(7,616)	(13)
Fixed Line	50,382	54	45,832	48	4,550	10
Others	(12)	—	(7)	—	(5)	(71)
Inter-segment transactions	(9,685)	(10)	(10,801)	(11)	1,116	10
Consolidated	93,945	100	95,900	100	(1,955)	(2)

Our consolidated Adjusted EBITDA, excluding MRP and expenses related to the sale of our telecom assets, amounted to Php100,478 million in 2022, an increase of Php4,309 million, or 4%, as compared with Php96,169 million in 2021. Adjusted for the impact of Typhoon Odette, our consolidated EBITDA excluding MRP and expenses related to the sale of our telecom assets would have been Php101,563 million, an increase of Php5,394 million, or 6% from the same period in 2021.

Core Income

Our consolidated core income amounted to Php30,567 million in 2022, an increase of Php630 million, or 2%, as compared with Php29,937 million in 2021, mainly on account of higher Adjusted EBITDA excluding MRP, and lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life, partially offset by higher equity share in net losses of associates and joint ventures, and higher financing costs. Our consolidated basic and diluted core EPS increased to Php141.20 in 2022 from Php138.29 in 2021.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	13,034	43	13,645	46	(611)	(4)
Fixed Line	38,448	126	26,298	88	12,150	46
Others	(2,959)	(10)	(666)	(2)	(2,293)	(344)
Inter-segment transactions	(17,956)	(59)	(9,340)	(32)	(8,616)	(92)
Consolidated	30,567	100	29,937	100	630	2

Telco Core Income

Our consolidated telco core income amounted to Php33,116 million in 2022, an increase of Php2,883 million, or 10%, as compared with Php30,233 million in 2021, mainly due to higher Adjusted EBITDA excluding MRP, and lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life, partially offset by higher financing costs and higher equity share in net losses of associates and joint ventures. Adjusted for the impact of Typhoon Odette, our consolidated telco core income would have been Php34,063 million, an increase of Php3,830 million, or 13% from the same period in 2021.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	13,034	39	13,645	45	(611)	(4)
Fixed Line	37,970	115	25,736	85	12,234	48
Others	68	—	192	1	(124)	(65)
Inter-segment transactions	(17,956)	(54)	(9,340)	(31)	(8,616)	(92)
Consolidated	33,116	100	30,233	100	2,883	10

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,274 million from our Wireless business segment in 2022, a decrease of Php2,345 million, or 2%, from Php106,619 million in 2021.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	93,724	90	96,538	90	(2,814)	(3)
Fixed Wireless broadband	2,028	2	2,889	3	(861)	(30)
MVNO and others(1)	100	—	212	—	(112)	(53)
Total Wireless Service Revenues	95,852	92	99,639	93	(3,787)	(4)
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	8,422	8	6,980	7	1,442	21
Total Wireless Revenues	104,274	100	106,619	100	(2,345)	(2)

(1)
Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facility service fees.

Service Revenues

Our wireless service revenues decreased by Php3,787 million, or 4%, to Php95,852 million in 2022 as compared with Php99,639 million in 2021, primarily due to lower revenues from mobile, fixed wireless broadband, and MVNO and other services. As a percentage of our total wireless revenues, service revenues accounted for 92% and 93% in 2022 and 2021, respectively.

Wireless service revenues, net of interconnection costs, amounted to Php94,985 million in 2022, a decrease of Php3,971 million, or 4%, from Php98,956 million in 2021.

Mobile Services

Our mobile service revenues amounted to Php93,724 million in 2022, a decrease of Php2,814 million, or 3%, from Php96,538 million in 2021. Mobile service revenues accounted for 98% and 97% of our wireless service revenues in 2022 and 2021, respectively.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	72,169	77	70,644	73	1,525	2
Voice	14,268	15	17,774	18	(3,506)	(20)
SMS	5,900	6	6,603	7	(703)	(11)
Inbound roaming and others(1)	1,387	2	1,517	2	(130)	(9)
Total	93,724	100	96,538	100	(2,814)	(3)

(1)
Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php1,525 million, or 2%, to Php72,169 million in 2022 from Php70,644 million in 2021 due to higher mobile internet revenues driven mainly by the launch of new mobile data offers which cater to the needs of prepaid subscribers looking for data flexibility as consumers shift from working and studying from home to a more hybrid work and school environment, as well as higher mobile broadband revenues, partially offset by lower VAS-related data revenues.

Data services accounted for 77% and 73% of our mobile service revenues for the years ended December 31, 2022 and 2021, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	67,695	94	66,320	94	1,375	2
Mobile broadband	3,387	5	2,797	4	590	21
Other data	1,087	1	1,527	2	(440)	(29)
Total	72,169	100	70,644	100	1,525	2
(1)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php1,375 million, or 2%, to Php67,695 million in 2022 from Php66,320 million in 2021, primarily due to the increase in mobility and new product offerings, such as Free Tiktok for All, Power All, Affordaloads, and the continued promotion of Smart Postpaid's Unli 5G plans.

Smart continues to drive GigaLife App, which now supports more payment solutions for top-up. Smart also has Smart Live App, which provides its subscribers exclusive video access to live sports streaming such as the UAAP, PBA, PVL and NBA TV Philippines channel, as well as pay-per-view (“PPV”) concerts. In addition, Smart recently launched the Giga Arena, an online arcade and e-Sport tournament platform exclusively available to Smart subscribers to cater to subscribers’ gaming demands.

Mobile internet services accounted for 72% and 69% of our mobile service revenues in 2022 and 2021, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php3,387 million in 2022, an increase of Php590 million, or 21%, from Php2,797 million in 2021, primarily due to higher mobile broadband subscriber base.

In August 2021, Smart launched the Smart Bro Rocket SIM aimed at the heavy wireless broadband users. Smart Bro Rocket SIM provides unlimited data valid for 30 days at an introductory price of Php499. Smart increased the price of its Smart Bro UnliData from Php499 to Php599, which generated higher revenues from our mobile broadband service. Mobile broadband services accounted for 4% and 3% of our mobile service revenues in 2022 and 2021, respectively.

Other Data

Revenues from our other data services, which include value-added services (“VAS”) and domestic leased lines, decreased by Php440 million, or 29%, to Php1,087 million in 2022 from Php1,527 million in 2021. The decrease was primarily due to lower revenues from VAS via direct carrier billing, driven by the game publishers’ shift to digital payment solutions.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,506 million, or 20%, to Php14,268 million in 2022 from Php17,774 million in 2021, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for Voice over LTE (“VoLTE”) and Voice over Wifi (“VoWiFi”) services which routes the voice calls through digital channels. VoLTE and VoWifi offer better voice quality. Mobile voice services accounted for 15% and 18% of our mobile service revenues in 2022 and 2021, respectively.

Domestic voice service revenues decreased by Php2,776 million, or 18%, to Php12,907 million in 2022 from Php15,683 million in 2021, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php730 million, or 35%, to Php1,361 million in 2022 from Php2,091 million in 2021 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php703 million, or 11%, to Php5,900 million in 2022 from Php6,603 million in 2021, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions such as OTT services, social media, and messenger application, partially offset by the increase in A2P service revenues. Mobile SMS services accounted for 6% and 7% of our mobile service revenues in 2022 and 2021, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php130 million, or 9%, to Php1,387 million in 2022 from Php1,517 million in 2021 mainly due to lower facility service fees related to fixed wireless business and lower revenues from other subscriber-related income, partially offset by higher revenues from inbound roaming services.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2022 and 2021:

			Increase (Decrease)
	2022	2021	Amount	%
	(amounts in million Php)
Mobile service revenues	93,724	96,538	(2,814)	(3)
By service type
Prepaid	74,459	76,635	(2,176)	(3)
Postpaid	17,878	18,386	(508)	(3)
Inbound roaming and others	1,387	1,517	(130)	(9)

Prepaid Mobile Revenues

Revenues generated from our mobile prepaid services amounted to Php74,459 million in 2022, a decrease of Php2,176 million, or 3%, as compared with Php76,635 million in 2021. Mobile prepaid service revenues accounted for 79% of mobile service revenues for each of the years ended December 31, 2022 and 2021. The decrease in revenues from our mobile prepaid services was attributed to higher multiple-SIM ownership, lower top-up frequency due to the economizing behavior of subscribers on account of higher inflation, and the increased penetration of home WiFi solutions.

Postpaid Mobile Revenues

Revenues generated from our mobile postpaid services amounted to Php17,878 million in 2022, a decrease of Php508 million, or 3%, as compared with Php18,386 million in 2021 primarily due to a decline in the Individual postpaid subscriber base. Mobile postpaid service revenues accounted for 19% of mobile service revenues for each of the years ended December 31, 2022 and 2021.

In April 2022, we implemented the rebranding of Individual Sun Postpaid into Smart Postpaid. Sun subscribers retained their existing Sun numbers, SIM and plan inclusions while enjoying the services and perks of a Smart subscriber such as Smart 5G, access to GigaLife App, Smart notifications and billing, and other Smart add-ons and features. The subscribers may also avail themselves of the Signature plan which provides the subscribers with a better experience, access to the fastest mobile network, better plan packages and latest devices.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2022 and 2021:

			Increase (Decrease)
	2022	2021	Amount	%
Mobile subscriber base
Smart(1)	26,359,250	28,153,047	(1,793,797)	(6)
Prepaid	24,394,379	26,665,974	(2,271,595)	(9)
Postpaid	1,964,871	1,487,073	477,798	32
TNT	39,892,640	42,539,757	(2,647,117)	(6)
Sun Postpaid(2)	52,871	529,148	(476,277)	(90)
Total mobile subscribers	66,304,761	71,221,952	(4,917,191)	(7)
(1)
Includes mobile broadband subscribers.
(2)
Beginning April 2022, Individual Sun Postpaid was rebranded as Smart Postpaid.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card. A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 4.6% and 4.8% in 2022 and 2021, respectively, while the average monthly churn rates for TNT subscribers were 4.6% and 4.2% in 2022 and 2021, respectively.

The average monthly churn rate for Smart Postpaid subscribers was 1.6% for each of the years ended December 31, 2022 and 2021. The average monthly churn rates for Sun Postpaid subscribers were 3.7% and 2.5% in 2022 and 2021, respectively.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2022 and 2021:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2022	2021	Amount	%	2022	2021	Amount	%
	(amounts in Php)
Prepaid
Smart	123	123	—	—	105	104	1	1
TNT	97	98	(1)	(1)	85	84	1	1
Postpaid
Smart	766	853	(87)	(10)	728	816	(88)	(11)
Sun	570	440	130	30	570	429	141	33

(1)
Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers for the period.
(2)
Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers for the period.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php2,028 million in 2022, a decrease of Php861 million, or 30%, from Php2,889 million in 2021 primarily due to the shift in customer demand from wireless broadband to home fiber.

In 2021, Smart launched the first prepaid 5G Home Router. Smart Bro Home WiFi 5G is a plug-and-play device that can connect up to 10 Wifi-enabled devices with a fiber-like speed of Smart 5G.

In February 2022, Smart launched UnliFam 999, which provides unlimited data for family sharing and home WiFi users valid for 30 days.

MVNO and Others

Revenues from our MVNO and other services amounted to Php100 million for the years ended December 31, 2022, a decrease of Php112 million, or 53%, from Php212 million in 2021.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, tablets and accessories. Our wireless non-service revenues increased by Php1,442 million, or 21%, to Php8,422 million in 2022 from Php6,980 million in 2021, primarily due to a higher number of units issued for mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php104,058 million in 2022, an increase of Php14,886 million, or 17%, from Php89,172 million in 2021. The increase was attributable to higher expenses related to depreciation and amortization, cost of sales and services, selling, general and administrative, and interconnection costs, partially offset by lower asset impairment. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 100% and 84% in 2022 and 2021, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2022 and 2021 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	52,660	51	40,459	45	12,201	30
Selling, general and administrative expenses	37,872	36	36,748	41	1,124	3
Cost of sales and services	11,486	11	10,041	11	1,445	14
Interconnection costs	867	1	683	1	184	27
Provisions	861	1	854	1	7	1
Asset impairment	312	—	387	1	(75)	(19)
Total	104,058	100	89,172	100	14,886	17

Depreciation and amortization charges increased by Php12,201 million, or 30%, to Php52,660 million, mainly on account of higher depreciation due to shortened life of 3G technology-related equipment resulting from the migration to faster speed LTE and 5G technologies, combined with higher depreciation of right-of-use asset on account of higher depreciable right-of-use asset, brought about by the telecom tower sale and leaseback agreements we entered in June 2022.

Selling, general and administrative expenses increased by Php1,124 million, or 3%, to Php37,872 million, primarily due to higher expenses related to repairs and maintenance, rent, professional and contracted services, communication, training and travel, and other expenses, partly offset by lower expenses related to amortization of intangibles, mainly on account of the amortization of the Sun trademark in 2021, as well as lower expenses related to selling and promotions, and insurance and security services.

Cost of sales and services increased by Php1,445 million, or 14%, to Php11,486 million, primarily due to higher cost of content and services, and SIM printing cost.

Interconnection costs increased by Php184 million, or 27%, to Php867 million, primarily due to higher interconnection costs on A2P transactions and international voice services.

Provisions increased by Php7 million, or 1%, to Php861 million, primarily due to higher provision for inventory obsolescence, partly offset by lower provision for ECLs.

Asset impairment, decreased by Php75 million, or 19%, to Php312 million primarily due to lower impairment charges on certain network equipment damaged by Typhoon Odette and lower contract asset impairment.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	530	550	(20)	4
Interest income	451	355	96	(27)
Foreign exchange gains (losses) – net	(1,567)	(1,541)	(26)	2
Financing costs – net	(8,349)	(7,551)	(798)	11
Other income – net	27,616	3,540	24,076	680
Total	18,681	(4,647)	23,328	502

Our Wireless business segment’s other income – net amounted to Php18,681 million in 2022, a change of Php23,328 million from other expenses – net of Php4,647 million in 2021, primarily due to the combined effects of the following: (i) higher other income – net by Php24,076 million mainly due to the Php25,234 million gain on sale and leaseback of 4,665 telecom towers, representing the first five closings of tower sale and leaseback agreements, and the Php671 million gain on derecognition of asset retirement obligation related to the telecom towers sale; (ii) higher interest income by Php96 million; (iii) lower net gains on derivative financial instruments by Php20 million; (iv) higher net foreign exchange losses by Php26 million; and (v) higher net financing costs by Php798 million mainly due to higher weighted average principal amounts and accretion on lease liabilities.

Provision for Income Tax

Provision for income tax amounted to Php3,793 million in 2022, an increase of Php427 million, or 13%, from Php3,366 million in 2021, mainly due to higher taxable income, partially offset by the net unfavorable impact of CREATE adjustments for prior year deferred tax assets booked in the first quarter of 2021.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php5,670 million, or 60%, to Php15,104 million in 2022 from Php9,434 million in 2021.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA decreased by Php7,616 million, or 13%, to Php53,260 million in 2022 from Php60,876 million in 2021. Adjusted EBITDA margin decreased to 56% in 2022 from 61% in 2021.

Core Income

Our Wireless business segment’s core income decreased by Php611 million, or 4%, to Php13,034 million in 2022 from Php13,645 million in 2021, mainly on account of lower Adjusted EBITDA excluding MRP and higher financing costs, partially offset by lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php128,712 million in 2022, an increase of Php11,649 million, or 10%, from Php117,063 million in 2021.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	90,881	71	78,721	67	12,160	15
Voice	36,727	29	37,232	32	(505)	(1)
Miscellaneous	508	—	576	1	(68)	(12)
	128,116	100	116,529	100	11,587	10
Non-Service Revenues:
Sale of computers, phone units and point-product sales	596	—	534	—	62	12
Total Fixed Line Revenues	128,712	100	117,063	100	11,649	10

Service Revenues

Our fixed line service revenues increased by Php11,587 million, or 10%, to Php128,116 million in 2022 from Php116,529 million in 2021, primarily due to higher revenues from our data services.

Fixed Line service revenues, net of interconnection costs, amounted to Php108,373 million in 2022, an increase of Php11,851 million, or 12%, from Php96,522 million in 2021.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php90,881 million in 2022, an increase of Php12,160 million, or 15%, from Php78,721 million in 2021, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services. The percentage contribution of this service segment to our fixed line service revenues accounted for 71% and 68% in 2022 and 2021, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2022 and 2021:

			Increase
	2022	2021	Amount	%
	(amounts in million Php)
Data service revenues	90,881	78,721	12,160	15
Home broadband	48,975	40,181	8,794	22
Corporate data and ICT	41,906	38,540	3,366	9

Home Broadband

Home broadband data revenues amounted to Php48,975 million in 2022, an increase of Php8,794 million, or 22%, from Php40,181 million in 2021. This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr), which the company is providing through the nationwide roll-out of its fiber-to-the-home (“FTTH”) network and its existing copper network, which is progressively being upgraded to fiber. Home broadband revenues accounted for 54% and 51% of fixed line data service revenues in 2022 and 2021, respectively. PLDT’s FTTH nationwide network roll-out has reached over 17.2 million homes passed as of December 31, 2022, while the number of ports, has grown to about 5.9 million.

Corporate Data and ICT

Corporate data services amounted to Php33,782 million in 2022, an increase of Php1,762 million, or 6%, as compared with Php32,020 million in 2021, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 37% and 41% of our total data service revenues in 2022 and 2021, respectively.

ICT revenues increased by Php1,604 million, or 25%, to Php8,124 million in 2022 from Php6,520 million in 2021, mainly due to higher revenues from data center and cloud services, partially offset by lower revenues from cyber security and managed IT services. The percentage contribution of this service segment to our total data service revenues accounted for 9% and 8% in 2022 and 2021, respectively.

Voice Services

Revenues from our voice services decreased by Php505 million, or 1%, to Php36,727 million in 2022 from Php37,232 million in 2021, primarily due to lower revenues from our international services. The percentage contribution of voice service revenues to our fixed line service revenues accounted for 29% and 32% in 2022 and 2021, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues decreased by Php68 million, or 12%, to Php508 million in 2022 from Php576 million in 2021.

Non-service Revenues

Non-service revenues increased by Php62 million, or 12%, to Php596 million in 2022 from Php534 million in 2021, primarily due to higher sale of managed ICT equipment and point-product sales, partially offset by lower sale of PHW broadband routers and WiFi mesh.

Expenses

Expenses related to our Fixed Line business segment totaled Php134,467 million in 2022, an increase of Php41,097 million, or 44%, as compared with Php93,370 million in 2021. The increase was primarily due to higher depreciation and amortization, selling, general and administrative expenses, provisions, cost of sales and services, and asset impairment, partially offset by lower interconnection costs. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 104% and 80% in 2022 and 2021, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2022 and 2021 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	55,790	41	22,139	24	33,651	152
Selling, general and administrative expenses	50,057	37	44,051	47	6,006	14
Interconnection costs	19,743	15	20,007	21	(264)	(1)
Provisions	4,709	4	3,729	4	980	26
Cost of sales and services	3,944	3	3,430	4	514	15
Asset impairment	224	—	14	—	210	1,500
Total	134,467	100	93,370	100	41,097	44

Depreciation and amortization charges increased by Php33,651 million, or 152%, to Php55,790 million mainly on account of additional depreciation due to the shortened life of copper-based technology, resulting mainly from the migration to FTTH, as well as the additional depreciation recognized for the modernization of network equipment.

Selling, general and administrative expenses increased by Php6,006 million, or 14%, to Php50,057 million primarily due to higher expenses related to compensation and employee benefits on account of higher MRP, repairs and maintenance, communication, training and travel, selling and promotions, and other expenses, partly offset by lower expenses related to professional and other contracted services, taxes and licenses, and rent.

Interconnection costs decreased by Php264 million, or 1%, to Php19,743 million, primarily due to lower international interconnection costs of PLDT Global.

Provisions increased by Php980 million, or 26%, to Php4,709 million, primarily due to higher provision for ECLs, partly offset by lower provision for inventory obsolescence.

Cost of sales and services increased by Php514 million, or 15%, to Php3,944 million, primarily due to higher cost of services.

Asset impairment increased by Php210 million to Php224 million primarily due to impairment charges on certain network equipment damaged by Typhoon Odette, and impairment of property and equipment related to managed IT services and discontinued operations.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,792	850	942	111
Interest income	202	275	(73)	(27)
Equity share in net earnings (losses) of associates	(253)	103	(356)	(346)
Foreign exchange gains (losses) – net	(3,228)	(2,433)	(795)	(33)
Financing costs – net	(6,107)	(6,029)	(78)	(1)
Other income – net	28,509	13,790	14,719	107
Total	20,915	6,556	14,359	219

Our Fixed Line business segment’s other income amounted to Php20,915 million in 2022, an increase of Php14,359 million from Php6,556 million in 2021, primarily due to the combined effects of the following: (i) higher other income – net by Php14,719 million mainly due to higher dividend income from Smart and DMPI, and PLDT’s income from prescription of preferred shares redemption liability in 2022, partially offset by the gain on sale of PHW subscribers in 2021; (ii) higher net gains on derivative financial instruments by Php942 million mainly due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2022 as compared with the same period in 2021; (iii) lower interest income by Php73 million; (iv) higher net financing costs by Php78 million; (v) equity share in net losses of associates of Php253 million in 2022 as against equity share in net earnings of associates of Php103 million in 2021; and (v) higher net foreign exchange losses by Php795 million mainly on account of revaluation of net foreign currency-denominated liabilities due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2022 as compared with the same period in 2021.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php1,025 million in 2022, a change of Php5,128 million, or 125%, from provision for income tax of Php4,103 million in 2021, mainly due to lower taxable income and the net favorable impact of 2020 income tax retroactive adjustment, per Revenue Regulations No. 5-2021, recognized in the first quarter of 2021.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php16,185 million in 2022, a decrease of Php9,961 million, or 38%, as compared with Php26,146 million in 2021.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php4,550 million, or 10%, to Php50,382 million in 2022 from Php45,832 million in 2021. Adjusted EBITDA margin remained stable at 39% in 2022 and 2021.

Core Income

Our Fixed Line business segment’s core income increased by Php12,150 million, or 46%, to Php38,448 million in 2022 from Php26,298 million in 2021, primarily due to higher Adjusted EBITDA excluding MRP, and other miscellaneous income, partially offset by higher depreciation and amortization, excluding depreciation of assets with reduced estimated useful life.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the years ended December 31, 2022 and 2021.

Expenses

Expenses related to our Other business segment increased by Php6 million, or 86%, to Php13 million in 2022 from Php7 million in 2021.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	14	26	(12)	(46)
Foreign exchange gains (losses) – net	1	49	(48)	(98)
Equity share in net losses of associates and joint ventures	(3,051)	(1,204)	(1,847)	(153)
Other income – net	246	1,250	(1,004)	(80)
Total	(2,790)	121	(2,911)	2,406

Our Other business segment’s other expenses – net amounted to Php2,790 million in 2022, a change of Php2,911 million from other income – net of Php121 million in 2021, primarily due to the combined effects of the following: (i) higher equity share in net losses of associates and joint ventures by Php1,847 million mainly due to lower equity share in net earnings in Vega Telecom Inc. on account of the favorable impact of CREATE adjustment on the unamortized deferred tax liability component of the investment in 2021, as well as higher equity share in net losses in VIH; (ii) lower other income – net by Php1,004 million mainly due to loss on acquisition of Multisys in 2022 and lower VIH gain on dilution; (iii) lower net foreign exchange gains by Php48 million; and (iv) lower interest income by Php12 million.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php2,669 million in 2022, a change of Php3,053 million from a net income of Php384 million in 2021.

Core Loss

Our Other business segment’s core loss amounted to Php2,959 million in 2022, an increase of Php2,293 million from Php666 million in 2021.

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

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2021 and 2020:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2021
Service Revenues
Wireless	99,639		(1,127)	98,512
Mobile	96,538		(919)	95,619
Fixed Wireless broadband	2,889		—	2,889
MVNO and others	212		(208)	4
Fixed Line		116,529	(29,290)	87,239
Voice		37,232	(17,010)	20,222
Data		78,721	(11,961)	66,760
Home broadband		40,181	(56)	40,125
Corporate data and ICT		38,540	(11,905)	26,635
Miscellaneous		576	(319)	257
Total Service Revenues	99,639	116,529	(30,417)	185,751
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,980	454	—	7,434
Point-product sales	—	80	(8)	72
Total Non-Service Revenues	6,980	534	(8)	7,506
Total Revenues	106,619	117,063	(30,425)	193,257

For the year ended December 31, 2020
Service Revenues
Wireless	98,170		(2,422)	95,748
Mobile	97,566		(1,977)	95,589
Fixed Wireless broadband	40		—	40
MVNO and others	564		(445)	119
Fixed Line		97,410	(19,524)	77,886
Voice		29,541	(10,057)	19,484
Data		67,183	(9,119)	58,064
Home broadband		33,045	(81)	32,964
Corporate data and ICT		34,138	(9,038)	25,100
Miscellaneous		686	(348)	338
Total Service Revenues	98,170	97,410	(21,946)	173,634
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,041	1,140	—	7,181
Point-product sales	—	189	—	189
Total Non-Service Revenues	6,041	1,329	—	7,370
Total Revenues	104,211	98,739	(21,946)	181,004

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2021 and 2020:

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	106,619	55	104,211	58	2,408	2
Fixed line	117,063	61	98,739	54	18,324	19
Inter-segment transactions	(30,425)	(16)	(21,946)	(12)	(8,479)	(39)
Consolidated	193,257	100	181,004	100	12,253	7

Our consolidated revenues are further segmented by market, based on the type of customers served. “Home” refers to household subscribers, “Individual” covers mobile wireless individual customers, “Enterprise” encompasses business-based customers, corporate or micro, small and medium enterprises, or otherwise, and “International” refers to international carrier customers.

					Change
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Wireless	98,512	51	95,748	53	2,764	3
Individual	85,547	44	83,251	46	2,296	3
Enterprise	10,152	5	7,844	4	2,308	29
International	2,813	2	4,653	3	(1,840)	(40)
Fixed Line	87,239	45	77,886	42	9,353	12
Individual	612	—	2,948	2	(2,336)	(79)
Home	47,800	25	38,477	21	9,323	24
Enterprise	34,217	18	32,892	18	1,325	4
International	4,519	2	3,464	2	1,055	30
Others	91	—	105	—	(14)	(13)
Total Service Revenues	185,751	96	173,634	96	12,117	7
Wireless	6,980	4	6,041	3	939	16
Individual	5,675	3	4,453	2	1,222	27
Enterprise	1,289	1	1,579	1	(290)	(18)
International	16	—	9	—	7	78
Fixed Line	526	—	1,329	1	(803)	(60)
Individual	66	—	572	—	(506)	(88)
Home	238	—	190	1	48	25
Enterprise	222	—	567	—	(345)	(61)
Total Non-Service Revenues	7,506	4	7,370	4	136	2
Total Revenues	193,257	100	181,004	100	12,253	7

(1)
Certain amounts for the year ended December 31, 2021 were reclassified to conform with the current year presentation.

Expenses

Consolidated expenses increased by Php7,674 million, or 5%, to Php152,496 million in 2021 from Php144,822 million in 2020, primarily due to higher interconnection costs, and depreciation and amortization expenses in our Fixed Line and Wireless business segments, as well as higher cost of sales and services in our Wireless business segment, partially offset by lower provisions in our Fixed Line and Wireless business segments.

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

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2021 and 2020:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	96,538	90	97,566	93	(1,028)	(1)
Fixed Wireless broadband(1)	2,889	3	40	—	2,849	7,123
MVNO and others(2)	212	—	564	1	(352)	(62)
Total Wireless Service Revenues	99,639	93	98,170	94	1,469	1

Non-Service Revenues:
Sale of mobile handsets, SIM-packs and broadband data modems	6,980	7	6,041	6	939	16
Total Wireless Revenues	106,619	100	104,211	100	2,408	2

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

Moreover, Smart continues to drive GigaLife App, now with over 10 million subscribers, through exclusive offerings such as Unli 5G, via Gigapoints. Smart also launched the GigaPlay App, which provides its subscribers exclusive video access to Kpop content, international music festivals and live sports streaming such as PBA, PVL and NBA TV Philippines channel. In December 2021, Smart launched its first PPV digital movie on the GigaPlay App.

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

In 2021, Smart launched Smart Bro Rocket SIM aimed at heavy wireless broadband users. Smart Bro Rocket SIM provides unlimited data valid for 30 days at an introductory price of Php499. Mobile broadband services accounted for 3% of our mobile service revenues in each of 2021 and 2020.

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

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,768 million, or 17%, to Php17,774 million in 2021 from Php21,542 million in 2020, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for VoLTE and VoWiFi services which routes the voice calls through digital channels. VoLTE and VoWiFi offer better voice quality. Mobile voice services accounted for 18% and 22% of our mobile service revenues in 2021 and 2020, respectively.

Domestic voice service revenues decreased by Php3,239 million, or 17%, to Php15,683 million in 2021 from Php18,922 million in 2020, mainly due to lower traffic from domestic outbound and inbound voice services.

International voice service revenues decreased by Php529 million, or 20%, to Php2,091 million in 2021 from Php2,620 million in 2020 resulting from lower traffic driven by the prolonged impact of the pandemic on international travel, partially offset by revenues from international voice agreement with international carriers.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php334 million, or 5%, to Php6,603 million in 2021 from Php6,937 million in 2020, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions, such as OTT services, social media, and messenger application, partially offset by the A2P service revenues. Mobile SMS services accounted for 7% of our mobile service revenues in each of 2021 and 2020.

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

Prepaid Revenues

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

The decline in prepaid subscribers was due to lower activations as subscribers were less mobile and more apt to use home WiFi due to the protracted pandemic.

In October 2020, we implemented the rebranding of Sun Prepaid to Smart Prepaid. Subscribers retained their existing Sun numbers while having access to expanded retail and customer care channels, data-centric Giga offers alongside existing select Sun top-up offers. With this development, Sun subscribers can already avail themselves of the GigaLife bundles using Smart’s LTE network.

Postpaid Mobile Revenues

Revenues generated from our mobile postpaid services amounted to Php18,386 million in 2021, a decrease of Php1,034 million, or 5%, as compared with Php19,420 million in 2020, primarily due to a decline in the postpaid subscriber base. Mobile postpaid service revenues accounted for 19% and 20% of mobile service revenues in 2021 and 2020, respectively.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2021 and 2020:

			Increase (Decrease)
	2021	2020	Amount	%
Mobile subscriber base
Smart(1)	28,153,047	30,533,816	(2,380,769)	(8)
Prepaid	26,665,974	29,090,167	(2,424,193)	(8)
Postpaid	1,487,073	1,443,649	43,424	3
TNT	42,539,757	41,688,854	850,903	2
Sun Postpaid	529,148	711,169	(182,021)	(26)
Total mobile subscribers	71,221,952	72,933,839	(1,711,887)	(2)

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

In December 2021, Smart launched the first prepaid 5G Home Router. Smart Bro Home WiFi 5G is a plug-and-play device that can connect up to 10 WiFi-enabled devices with a fiber-like speed of Smart 5G.

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

Provisions decreased by Php1,172 million, or 58%, to Php854 million, primarily due to lower provision for ECLs mainly on account of last year’s provisions related to extended credit arrangements driven by the impact of the pandemic.

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

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2021 and 2020:

					Increase (Decrease)
	2021	%	2020	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	78,721	67	67,183	68	11,538	17
Voice	37,232	32	29,541	30	7,691	26
Miscellaneous	576	1	686	1	(110)	(16)
	116,529	100	97,410	99	19,119	20
Non-Service Revenues:
Sale of computers, phone units and point- product sales	534	-	1,329	1	(795)	(60)
Total Fixed Line Revenues	117,063	100	98,739	100	18,324	19

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

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php78,721 million in 2021, an increase of Php11,538 million, or 17%, from Php67,183 million in 2020, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services. The percentage contribution of this service segment to our fixed line service revenues accounted for 67% and 69% in 2021 and 2020, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2021 and

2020:

			Increase
	2021	2020	Amount	%
	(amounts in million Php)
Data service revenues	78,721	67,183	11,538	17
Home broadband	40,181	33,045	7,136	22
Corporate data and ICT	38,540	34,138	4,402	13

Home Broadband

Home broadband data revenues amounted to Php40,181 million in 2021, an increase of Php7,136 million, or 22%, from Php33,045 million in 2020. This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr), which the company is providing through the nationwide roll-out of its FTTH network and its existing copper network, which is progressively being upgraded to fiber. Home broadband revenues accounted for 51% and 49% of fixed line data service revenues in 2021 and 2020, respectively. PLDT’s FTTH nationwide network roll-out has reached over 13.9 million homes passed as of December 31, 2021, while the number of ports has grown to 5.8 million.

Corporate Data and ICT

Corporate data services amounted to Php32,020 million in 2021, an increase of Php3,910 million, or 14%, as compared with Php28,110 million in 2020, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 41% and 42% of fixed line data services in 2021 and 2020, respectively.

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

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues decreased by Php110 million, or 16%, to Php576 million in 2021 from Php686 million in 2020. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% in each of 2021 and 2020.

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

Provisions decreased by Php1,665 million, or 31%, to Php3,729 million, primarily due to lower provision for ECLs mainly due to the improvement in collection rate.

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

Capital Expenditure Plans

We are one of the leading telecommunications and digital services providers in the Philippines. We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our current estimate for our consolidated capital expenditures in 2023 is approximately Php79 billion, which is expected to be spent on network maintenance and expansion and IT projects, mainly to support the exponential rise in mobile data traffic, and for broadband installations. Our capital spending is focused on our objective of supporting the changing demand profile of our customers, allowing the delivery of a superior customer experience, and helping corporate customers revive their businesses.

We plan to expand our LTE network in line with our desire to provide coverage to substantially all of the country’s cities and municipalities by the end of 2023. We intend to expand and upgrade our fixed access networks for cable fortification and resiliency in various locations. The expansion of our national and domestic networks is intended to follow the roll-out of our access networks.

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

(3)
Continuing investments to expand our LTE coverage; and

(4)
IT/Support Systems –upgrade of our IT and support systems.

We expect to fund incremental capital expenditures from internally generated funds, loan financing, and proceeds from sale of non-strategic assets.

We have adopted and implemented, or are in the process of implementing, various operational enhancements to our policies, procedures and controls relating to our capital expenditure management processes.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2022, 2021 and 2020 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2022 and 2021:

	2022	2021	2020
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	76,200	91,970	85,076
Net cash flows used in investing activities	(33,006)	(103,640)	(68,669)
Payment for purchase of property and equipment, including capitalized interest	(95,551)	(103,977)	(78,100)
Net cash flows provided by (used in) financing activities	(42,304)	(4,904)	463
Net increase (decrease) in cash and cash equivalents	1,304	(16,330)	15,868

	2022	2021
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	217,288	241,075

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	32,292	11,482
Total interest-bearing financial liabilities	249,580	252,557
Total equity attributable to equity holders of PLDT	108,727	123,216
	358,307	375,773
Other Selected Financial Data
Total assets	624,162	626,328
Property and equipment	292,745	302,736
Cash and cash equivalents	25,211	23,907
Short-term investments	383	2,241

Our consolidated cash and cash equivalents and short-term investments totaled Php25,594 million as at December 31, 2022. Principal sources of consolidated cash and cash equivalents in 2022 were cash flows from operating activities amounting to Php76,200 million, proceeds from disposal of property and equipment of Php60,833 million, mainly proceeds from the sale and leaseback of telecom towers, proceeds from availment of short-term and long-term debt of Php21,000 million, proceeds from maturity of short-term investments of Php8,700 million, proceeds from the release of preferred redemption fund of Php7,839 million, and interest received of Php636 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php95,552 million; (2) long-term debt principal and interest payments of Php22,353 million and Php9,013 million, respectively; (3) cash dividend payments of Php25,235 million; (4) settlement of obligations under lease liabilities of Php8,331 million; (5) payment for purchase of short-term investments of Php6,368 million; (6) payment for acquisition of investments in associates and joint ventures of Php3,514 million, mainly PCEV’s additional investment in VIH’s preferred shares; and (7) payment of short-term debt of Php6,000 million.

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

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php15,770 million, or 17%, to Php76,200 million in 2022 from Php91,970 million in 2021, primarily due to higher level of settlement of accounts payable, lower operating income, lower level of collection of receivables, higher pension and other employee benefits, and higher income taxes paid, partially offset by lower prepayments.

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

Cash flows provided by operating activities of our Wireless business segment decreased by Php23,320 million, or 37%, to Php39,533 mllionin 2022 from Php62,853 million in 2022, primarily due to lower operating income, higher level of settlement of accounts payable, and accrued expenses and other current liabilities, and higher income taxes paid, partially offset by lower prepayments. Cash flows provided by operating activities of our Fixed Line business segment increased by Php17,819million, or 41%, to Php60,830 million in 2022from Php43,011 million in 2021, primarily due to lower prepayments, and lower level of settlement of accrued expenses and other current liabilities, partially offset by higher level of settlement of accounts payable,lower level of collection of accounts receivables, and lower pension and other employee benefits. Cash flows provided by operating activities of our Other business segment amounted to Php2,787 million in 2022 as against cash flows used in operating activities of Php631 million in 2021, primarily due to lower level of settlement of accounts payable, partially offset by lower operating income.

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

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php33,006million in 2022, a decrease of Php70,634 million from Php103,640 million in 2021, primarily due to the combined effects of the following: (1) higher proceeds from disposal of property and equipment by Php59,616 million, mainly proceeds from the sale and leaseback of telecom towers in 2022; (2) lower payment for purchase of property and equipment, including capitalized interest, by Php8,425 million; (3) higher net proceeds from maturity of short-term investments by Php3,661 million; and (3) higher payment for acquisition of investments in associates and joint ventures by Php1,760 million, mainly PCEV’s additional investment in VIH’s preferred shares.

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

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2022 totaled Php95,551 million, a decrease of Php8,426 million, or 8%, as compared with Php103,977 million in 2021. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php3,318 million, or 7%, to Php45,898 million in 2022 from Php49,216 million in 2021. Smart’s capex spending was primarily focused on LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php6,483 million, or 12%, to Php46,356 million in 2022 from Php52,839 million in 2021. PLDT’s capex spending was used to finance fixed line install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of our international submarine cable network. The balance represents other subsidiaries’ capital spending.

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

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php42,304 million in 2022, an increase of Php37,400 million, from Php4,904 million in 2021, primarily due to the combined effects of the following: (1) lower proceeds from availment of long term debt of Php46,500 million; (2) higher cash dividends paid by Php7,523 million; (3) higher settlement of obligations under lease liabilities by Php1,784 million;(4) proceeds from the release of preferred shares redemption fund of Php7,839 million in 2022; and (5) net proceeds from availment of short-term debt of Php10,000 million in 2022.

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

Debt Financing

Proceeds from availment of long-term and short-term debt in 2022 amounted to Php5,000 million and Php16,000 million, respectively, mainly from PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations and financing of capital expenditure requirements. Payments of principal, including prepayments of Php18,490 million, amounted to Php28,353 million while payments of interest on our total debt amounted to Php8,996 million in 2022.

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

Our consolidated long-term and short-term debts decreased by Php2,977 million, or 1%, to Php249,580 million as at December 31, 2022 from Php252,557 million as at December 31, 2021, primarily due to debt amortizations and prepayments, partially offset by drawings from our long-term and short-term facilities, and the revaluation of foreign currency-denominated debt. As at December 31, 2022, PLDT’s long-term and short-term debt levels decreased by Php191 million to Php156,816 million from

Php157,007 million as at December 31, 2021, while Smart’s long-term and short-term debt levels decreased by Php2,786 million, or 3%, to Php92,764 million from Php95,550 as at December 31, 2021.

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

Equity Financing

On August 5, 2014, the Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends. This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings for 2016, 2017 and 2018, and 60% of our telco core income for 2019, 2020, 2021 and 2022. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

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

Consolidated cash dividend payments paid to shareholders amounted to Php25,235 million, Php17,712 million, and Php16,721 million as at December 31, 2022, 2021 and 2020, respectively.

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2022 and 2021:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
2022
Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
Special Dividend	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12
	November 3, 2022	November 18, 2022	December 15, 2022	—	12

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
	December 15, 2022	December 29, 2022	January 15, 2023	—	3
Charged to Retained Earnings					25,338

2021
Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 26, 2021	February 22, 2021	March 15, 2021	—	12
	May 6, 2021	May 21, 2021	June 15, 2021	—	13
	August 5, 2021	August 20, 2021	September 15, 2021	—	12
	November 4, 2021	November 19, 2021	December 15, 2021	—	12

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
	June 8, 2021	June 24, 2021	July 15, 2021	—	2
	August 26, 2021	September 13, 2021	October 15, 2021	—	2
	December 7, 2021	December 23, 2021	January 15, 2022	—	3
Charged to Retained Earnings					17,776

(1)
Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2022 are detailed as follows:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 21, 2023	45	9,722
Special Dividend	March 23, 2023	April 11, 2023	April 21, 2023	14	3,025

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	2
Charged to Retained Earnings					12,761

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

On July 13, 2022, Moody’s affirmed PLDT’s long-term issuer rating at “Baa2”. Rating is considered “investment grade.” The outlook is stable. The rating was reaffirmed in Moody’s latest report last February 22, 2023.

On November 26, 2020, S&P Global affirmed PLDT’s long-term foreign issuer credit rating at “BBB+”, with a stable outlook, and its senior unsecured notes programs at “BBB+”. These ratings are considered as “investment grade.”

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale. CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating. As at March 23, 2023, there has been no change in the credit rating issued by CRISP.

Contractual Obligations and Commercial Commitments

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php178,219 million and Php179,484 million as at December 31, 2022 and 2021, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2022, see Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

During the last quarter of 2022 up to the first quarter of 2023, discussions were undertaken with our major vendors representing more than 80% of our capital expenditure requirements, regarding the status of capital expenditure commitments and related outstanding balances covering 2022 and prior years. These discussions resulted in certain purchase orders being cancelled or revised pursuant to a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors on or prior to March 23, 2023, taking into consideration our program priorities and current business requirements. The financial impact of the signing of the SMRAs will be reflected in our consolidated financial statements as they occur. As a result of the signing of the SMRAs, our remaining significant commitment in respect of major capital expenditure vendors amounted to about Php33,000 million, net of advances paid to these vendors, as at March 23, 2023.

For other capital expenditure vendors, we will engage in similar discussions with such vendors to achieve similar results. Any adjustments as a result of these discussions shall be taken up in our 2023 consolidated financial statements.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2022 and 2021.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at February 28, 2023 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	76	November 24, 1998 to present
Manuel L. Argel, Jr.	73	January 28, 2020 to present
Helen Y. Dee	78	June 18, 1986 to present
Albert F. del Rosario	83	July 11, 2016 to present
Ray C. Espinosa	66	November 24, 1998 to present
James L. Go	83	November 3, 2011 to present
Kazuyuki Kozu	49	July 6, 2021 to present
Bernido H. Liu	60	September 28, 2015 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban	86	April 23, 2013 to present
Alfredo S. Panlilio	59	June 8, 2021 to present
Bernadine T. Siy	64	June 8, 2021 to present
Naoki Wakai	57	August 26, 2021 to present
Marife B. Zamora	70	November 14, 2016 to present

The name, age, position and period of service of the executive officers of PLDT as at February 28, 2023 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Alfredo S. Panlilio	59	President and CEO	June 8, 2021 to present
Anabelle L. Chua	62	Senior Vice President	February 26, 2002 to present
		Chief Risk Management Officer	August 9, 2018 to present
		Chief Financial Officer of PLDT	May 18, 2015 to present
Victorico P. Vargas	71	Leadership Transition Officer	July 1, 2021 to present
		Business Transformation Office Head	January 1, 2016 to present
Marilyn A. Victorio-Aquino	67	Corporate Secretary	January 25, 2022 to present
		Chief Legal Counsel	December 1, 2018 to present
		Senior Vice President	January 1, 2019 to present
Danny Y. Yu(1)	61	Senior Vice President	November 17, 2022 to present
		PLDT Group Controller	November 17, 2022 to present
Emmanuel Ramon C. Lorenzana(2)	58	Senior Vice President	November 17, 2022 to present
		Chief Transformation and Customer Officer	January 1, 2023 to present
Gina Marina P. Ordoñez	61	Chief People Officer	March 21, 2019 to present
		Senior Vice President	May 1, 2019 to present
Mary Rose L. dela Paz	51	Senior Vice President	August 6, 2020 to present
		Chief Procurement Officer	July 16, 2019 to present
Mario G. Tamayo	62	Senior Vice President	January 1, 2021 to present
		Technology Group Head	January 1, 2021 to present
		Network Head	July 1, 2021 to present
Joseph Ian G. Gendrano(3)	46	Senior Vice President	August 10, 2022 to present
		Chief Technology Officer	January 1, 2023 to present
		Enterprise Business Head	November 16, 2022 to December 31, 2022
Alejandro O. Caeg	62	Senior Vice President	January 1, 2012 to present
		Consumer Sales Head	July 31, 2019 to present
Jeremiah M. de la Cruz(4)	45	Senior Vice President	April 1, 2022 to present
		Consumer Business Head	April 1, 2022 to present
Menardo G. Jimenez, Jr.	59	Senior Vice President	December 9, 2004 to present
		Consumer Business - Home Head	July 31, 2019 to April 1, 2022
Leo I. Posadas	56	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
Melissa V. Vergel De Dios	60	First Vice President	March 5, 2013 to present
		Chief Sustainability Officer	November 4, 2021 to present
		Investor Relations Head	March 6, 2007 to present
Gil Samson D. Garcia	51	First Vice President	November 8, 2018 to present
		Financial Controllership Head	May 31, 2022 to present
(1)
Appointed Senior Vice President/PLDT Group Controller effective November 17, 2022.
(2)
Appointment as Senior Vice President/Chief Transformation and Customer Officer effective January 1, 2023.
(3)
Promoted to Senior Vice President effective August 10, 2022; and appointed Chief Technology Officer effective January 1, 2023.
(4)
Appointed Senior Vice President effective April 1, 2022.

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

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 76 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. He held the position of President and Chief Executive Officer of PLDT from January 1, 2016 until June 7, 2021, and served as President and Chief Executive Officer of Smart until August 7, 2019. Mr. Pangilinan is the Chairman of the Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. He also serves as Chairman of MPIC, Meralco, PXP Energy Corporation and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Inc., all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, DMPI, Digitel, PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Philex Petroleum Corporation, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated. He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

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

Retired Judge Manuel L. Argel, Jr., 73 years old, has been a director of PLDT since January 28, 2020. He is a member of the Social Security Commission (“SSC”), the Governing Board of the Social Security System (“SSS”) and shares the responsibility for the governance of the SSS in terms of providing policy directions, monitoring, and overseeing management actions. He is a member of the Risk Management and Investment and Audit Committees of the SSC. He also performs quasi-judicial functions through decisions rendered on cases involving SSS coverage, benefits, contributions, and penalties.

He started his law career as an associate of private full-service law firms until he formed his own law firm in 1981. While in private practice, Judge Argel was accredited in 1995 as a Voluntary Labor Arbitrator of the National Conciliation and Mediation Board. He also served as President of the Integrated Bar of the Philippines (Ilocos Chapter) from 1993 to 1995, Provincial Secretary of the National Citizens’ Movement for Free Elections, Chairman of the Ilocos Sur Local Amnesty Board, and member of the People’s Assistance Development Action Center, Inc. His stint in the government started when he was elected as a member of the Sangguniang Bayan of Vigan City in 1980. In 2008, he received the Legislator’s award given by the City Government of

Vigan in recognition of his accomplishments and contributions as former legislator of Vigan City. In 1995, he was appointed as Regional Trial Court (RTC) Judge of Laoag City, and, served as Executive Judge from 2005 to 2007 and Presidential Assistant for Region 1 in the Philippine Judges Association. He retired from the Judiciary in 2015. His record of public service as a judge was marked by a very high degree of competence, integrity, dedication, and independence.

Judge Argel is a distinguished alumnus of San Beda University, where he obtained both his Bachelor of Arts in Philosophy in 1969 and his Bachelor of Laws in 1974. He continuously strives to enhance his knowledge and skills through participation in various trainings and seminars, such as the Institute of Corporate Directors' Corporate Governance Orientation Program for GOCCs and Professional Directors Program, the ACGES seminars on "Lessons from a Pandemic" and "How to Courageously Lead During a Crisis," a seminar on Islamic Finance, and PLDT ACGES events on topics ranging from “Customer Obsession” to the “Metaverse and its impact on business and human interaction”. He also ensures that he is up to date on corporate policies aligning with the latest Revised Corporation Code of the Philippines.

Ms. Helen Y. Dee, 78 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson of EEI Corporation, House of Investments, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses, which are listed on page 112 hereof. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 66 years old, has been a director of PLDT since November 24, 1998, and is a member of the Technology Strategy and Data Privacy and Information Security Committees of the Board of Directors of PLDT. He was Senior Advisor to the President and CEO of PLDT from January 28, 2019 until June 8, 2021. He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019, and previously served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until April 2010 and as President and CEO of TV5 Network Inc. and Cignal TV Inc. from December 2009 until May 2013. In June 2013, he joined First Pacific Company Limited as Associate Director.

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

Mr. James L. Go, 83 years old, has been a director of PLDT since November 3, 2011. He is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is also the Chairman of JG Summit Holdings, Inc. and Cebu Air, Inc. Mr. Go holds the position of Chairman and Chief Executive Officer of Oriental Petroleum and Minerals Corporation. He is also the Chairman Emeritus of Universal Robina Corporation, Robinsons Land Corporation, JG Summit Petrochemical Corporation, and JG Summit Olefins Corporation. He is the Vice Chairman of Robinsons Retail Holdings, Inc. and a Director of the Manila Electric Company and Meralco Powergen Corporation. He is also the President and Trustee of the Gokongwei Brothers Foundation, Inc. Mr. James L. Go obtained his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Kazuyuki Kozu, 49 years old, has been a director of PLDT since July 6, 2021. He was the Director of Core Network Development Department of NTT DOCOMO, INC., Tokyo, Japan. Prior to that, he served as Senior Manager of Packet Network System Development Department of DOCOMO Technology, Inc., Tokyo, Japan from September 2016 to June 2020, Director of System Management Department of mmbi Inc., Tokyo, Japan from September 2013 to August 2016, and Senior Manager of Networking Research Group of DOCOMO Communications Laboratories, Munich, Germany from April 2010 to August 2013. He started his career in NTT DOCOMO INC., Tokyo, Japan, as Engineer from April 1997 to March 2002 then Manager from April 2002 to March 2010 of Core Network Development Department. He graduated with a Bachelor’s Degree in Electrical Engineering and Computer Science from the Yokohama National University, Kanagawa, Japan and obtained his Master’s Degree in Electrical Engineering and Computer Science from the same university.

Mr. Mr. Bernido H. Liu, 60 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance, Nomination and Sustainability, Executive Compensation, Risk, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. Concurrently, he is the Chairman and Chief Executive Officer of GOLDEN ABC, Incorporated. (“GABC”), a fashion retail company which designs and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands, namely Penshoppe, OXGN, ForMe, Memo, Regatta and BOCU. He is also the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, and Greentree Food Solutions, Inc.

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

Retired Chief Justice Artemio V. Panganiban, 86 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance, Nomination and Sustainability, and Executive Compensation Committees, and Chairman of the Risk Committee, of the Board of Directors of PLDT. He was appointed as Lead Independent Director effective March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, Metro Pacific Investments Corporation, GMA Network, GMA Holdings, JG Summit Holdings, Inc. Asian Terminals, Inc. and RL Commercial REIT, Inc., and a non-executive director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as Senior Adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties Corp. and Merry Mart Consumer Corp. He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., Chairman of the Philippine National Committee of the Asean Law Association, Designated Chairperson of the four Philippine members of the Permanent Court of Arbitration in The Hague, Netherlands, and a column writer of the Philippine Daily Inquirer.

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

Mr. Alfredo S. Panlilio, 59 years old, has been the Director, President and Chief Executive Officer of PLDT, Inc. since June 8, 2021 and wireless subsidiary Smart Communications, Inc. since August 8, 2019. He is also an Advisor of the Data Privacy and Information Security Committee, Advisor of the Governance, Nomination and Sustainability Committee, and a Member of the Technology Strategy Committee of the PLDT Board of Directors.

Within the PLDT Group, Panlilio holds leadership positions as the Chairman, President and CEO of IP Converge Data Services, Inc., and Mabuhay Investments Corporation, Chairman and President of ABM Global Solutions, Inc., Curo Tecknika, Inc., ePDS, Inc., IPC Rack It Data Center, Inc., VITRO Inc., and ACeS Philippines Cellular Satellite Corporation, and Smart Broadband, Inc., Chairman of ePLDT, Inc., MayaBank, Bonifacio Communications Corporation, Telesat, Inc., PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., and PLDT-Philcom, Inc, Director, President and CEOof Digitel Telecommunications, Inc., Digitel Mobile Philippines, Inc. (DMPI), Director and President of I-Contacts Corporation, Director of international business unit PLDT Global, President and CEO ofTalas Data Intelligence, Inc., President of MVP Rewards and Loyalty Solutions, Inc. (MRSI), Airborne Access Corporation, PLDT Communications and Energy Ventures, Inc., and Primeworld Digital Systems, Inc., and Trustee of social outreach arm PLDT-Smart Foundation (PSF) and Asian Carriers Conference Inc.

With PLDT as a longtime supporter of the Philippines’ digital transformation, Panlilio is among the founding members under the Digital Infrastructure pillar of the Private Sector Advisory Council (PSAC), formed in July 2022.

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

A veteran executive who started his career with IBM Philippines and rose through the ranks, Panlilio also serves as Director of CignalTV, Inc., Asean Telecom Holdings Sdn. Bhd. (ATH), Chikka Holdings Limited, Connectivity Unlimited Resources Enterprises, Inc., Wifun, Inc., and Vega Group of Companies; Independent Director of CEMEX Holdings Philippines, Inc.; Board Member of Makati Central Estate Association, Inc. (MACEA); and Trustee of Kapampangan Development Foundation and Philpop Musicfest Foundation, Inc.

An advocate of the value of sports in maintaining a strong republic, Panlilio sits as President of the MVP Sports Foundation, Second Vice President of FIBA Asia Central Board, First Vice President of the Philippine Olympic Committee and heads the FIBA Basketball World Cup 2023 local organizing committee. He is also the President of Samahang Basketbol ng Pilipinas (SBP), the country’s governing basketball federation, and is the Treasurer of the National Golf Association of the Philippines (NGAP) and Manila Golf Country Club, Inc.

Bearing testament to his achievements, Panlilio was named CEO of the Year by London-based award-giving body Total Telecom at the 2022 Asia Communication Awards. He was previously honored as CEO Excel Awardee of the International Association of Business Communicators Philippines in 2013, was one of seven finalists in the Rising Star (individual) category of the PLATTS Global Energy Awards 2015 held in New York, and has received multiple local and international awards for customer management and business communication excellence throughout his 38-year career.

A Member of the Management Association of the Philippines (MAP), Panlilio holds a Bachelor of Science Degree in Business Administration (Computer Information Systems) from San Francisco State University. He obtained his Master in Business Administration at J. L. Kellogg School of Management of Northwestern University and the Hongkong University of Science and Technology.

Ambassador Albert F. del Rosario, 83 years old, has been a director of PLDT since July 11, 2016 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was the former Secretary of Foreign Affairs of the Philippines from February 2011 to March 2016 and also served as Philippine Ambassador to the United States of America from October 2001 to August 2006. Prior to entering public service, he was on the Board of Directors of various firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is the Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc., Stratbase ADR Institute, Inc., Citizens for Promoting Human Rights, Inc. Cignal TV, Inc., and a director of Metro Pacific Investments Corporation and Rockwell Land Corporation (both PSE-listed companies), Indra Philippines, Inc., Metro Pacific Tollways Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, Enterprise Investments Holdings, Inc. Mediaquest Holdings, Inc., TV5 Network, Inc., Studio5, Inc., Businessworld Publishing Corp., Satventures, Inc., Hastings Holdings, Inc., Nation Broadcasting Corporation, Med Vision Resources, Inc., Telemedia Business, Ventures, Inc., Upbeam Investments, Inc., BTF Holdings, Inc. and Asia Insurance (Phil.) Corp. He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development and Philippine Cancer Society, Inc. and a member of Asia Society Global Council and an Advisory Board of CSIS Southeast Asia Program.

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad. In November 2022, he was conferred the Highest Honor from His Majesty Emperor of Japan, the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines in September 2004, and the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 APEC in December 2015. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation, 2014 Management Man of the Year by Management Association of the Philippines, 2016 Outstanding Government National Official by Volunteers Against Crime and Corruption (VACC), 2016 Asia CEO Award as Life Contributor, and Manuel L. Quezon Gawad Parangal as Quezon City’s Most Outstanding Citizens for 2016. He was elevated to the Xavier Hall of Fame in New York City in 2006. He received the AIM Washington Sycip Distinguished Management Leadership Award in 2011, Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015, Rotary Club Makati West’s First “Albert del Rosario Award” (Tungo sa Makatarungang Pamumuhay) in August 2016, Outstanding Leadership in Diplomatic Service by Miriam College Department of International Studies and Philippine Tatler’s Diamond Award both in November 2016. On September 25, 2018, he was conferred the Honorary Degree of Doctor for Humanities by the Ateneo de Manila University for staunchly defending the sovereignty and territorial integrity of the country, raising the standards of economic diplomacy and proactively ensuring the safety and security of overseas Filipinos everywhere. He is moreover the holder of a first Dan Black Belt Degree in Korean Hwa Rang Do. Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Ms. Bernadine T. Siy, 64 years old, is a director of Epicurean Partners Exchange Inc. (EPEI), and of Fil-Pacific Apparel Corporation (FPAC), both leading players in the food service and apparel industry. She previously served as President and Chief Executive Officer of EPEI Inc. from 1994 to 2011, and President and Chief Executive Officer of FPAC from 1987 to 1997 and again, from 2004 to 2013. She has been a trustee in the board of Ateneo de Manila University since 2014, and currently holds the position of board chair. She is currently an independent director of Cebu Air, Inc. having been appointed in March 2021. She is also a trustee in the board of the Foundation for Economic Freedom, an economic policy advocacy organization and a member of the Management Association of the Philippines. She was a Consultant to the Board of Directors of the Development Bank of the Philippines from November 2012 to June 2014. She obtained her Bachelor of Arts Degree in Economics, Magna Cum Laude from Ateneo de Manila University and a Master’s Degree in Management from J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA.

Mr. Naoki Wakai, 57 years old, has been a director of PLDT since August 26, 2021. He is the Senior Vice President in charge of Global Business in Business Solution Division of NTT Communications Corporation (NTT Com). He joined Nippon Telegraph and Telephone Company (NTT) in 1989 and has been engaged in global telecoms and IT business for the past 25 years. Mr. Wakai was involved in the establishment of subsidiaries and branch offices in China, Taiwan and Korea, and played a major role in the construction of international submarine cable systems. After serving as Senior Manager of IP Transit Business at NTT Com Asia (Hong Kong) and Director of International Business at Verio (USA), he moved to NTT Com in Japan and became Head of Server Hosting Team in 2006, Head of Carrier Relations in 2008 and Vice President of Global IP Network in 2009. Mr. Wakai moved to London as Deputy Managing Director and COO of NTT Europe Limited in 2012. In 2017, he moved to Singapore to serve as President and CEO of NTT Singapore Pte. Limited. He graduated with a Bachelor’s Degree in Political Science from Keio University in Tokyo, Japan, and holds a Master’s Degree in International Relations from International University in Niigata, Japan.

Ms. Marife B. Zamora, 70 years old, has been a director of PLDT since November 14, 2016. Is Chairman of the Board of Willis Towers Watson Insurance and Reinsurance Brokers, Inc., and a member of the Board of Trustees of the Asian Institute of Management. She is also an Independent Board Member of Pru Life Insurance Corporation of U.K. She is the President of the UP Sigma Delta Phi Alumnae Association and co-founded the Filipina CEO Circle. She was Chairman of Convergys Philippines; Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was also with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines. Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied in the University of the Philippines and the University of Pennsylvania.

Ms. Anabelle L. Chua, 62 years old, Chief Financial Officer and Chief Risk Management Officer of the PLDT Group, is also concurrently the Chief Financial Officer of Smart. She holds directorships in several subsidiaries of PLDT, Smart, Digitel, as well as in Voyager Innovations, PayMaya Philippines and Maya Bank. She is a member of the Board of Directors and Audit Committee of the Philippine Stock Exchange and Securities Clearing Corporation of the Philippines. She is also a member of the Board of Directors of Meralco, where she chairs the Finance Committee and is a member of the Audit, Risk and Nomination and Governance Committees. Further, Ms. Chua is a director of the Philippine Telecommunications Investment Corporation and a member of the Board of Trustees of the PLDT-Smart Foundation and PLDT Beneficial Trust Fund (“PLDT-BTF”), and a director of the companies owned by PLDT-BTF. Ms. Chua has over 30 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Victorico P. Vargas, 71 years old, Senior Talent Culture and Cultivation-Office of the Chairman, and PLDT Leadership Transition Officer, is an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010. He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business. He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia). He is a director of Meralco, Smart Communications Inc., MGen Global Business Power, Maya Bank, Inc., PLDT Global Corp., PLDT Subic Telecom, Inc., PLDT Clark Telecom, Inc., Beacon Electric Asset Holdings, Inc., and Beacon PowerGen Holdings, Inc., President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science degree in Psychology.

Atty. Marilyn A. Victorio-Aquino, 67 years old, Chief Legal Counsel, Legal and Regulatory Head, and Corporate Secretary, joined First Pacific in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation, PXP Energy Corporation and Lepanto Consolidated Mining

Company, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc.

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

Mr. Danny Y. Yu, 61 years old, SVP-PLDT Group Controller, was the Senior Vice President and Chief Financial Officer, Chief Governance Officer and Chief Risk Officer of Philex Mining Corporation from September 2013 to August 2019, Chief Finance Officer of Digital Telecommunications Philippines, Inc. and Digitel Mobile Philippines, Inc. (Sun Cellular) from November 2011 to July 2013, Chief Financial Officer of ePLDT, Inc. from November 2010 to December 2011, Chief Financial Officer of PLDT Global Corporation from June 2004 to November 2010, Chief Financial Officer of Mabuhay Satellite Philippines Corporation and Aces Satellite Philippines Corporation from March 1999 to May 2004, and Vice President for Corporate Development of Fort Bonifacio Development Corporation from March 1997 to March 1999. Mr. Yu graduated Magna Cum Laude from the University of San Carlos with a Bachelor of Science in Commerce, Major in Accounting and holds a Master in Management from the Asian Institute of Management. He is also a Certified Public Accountant. Mr. Yu was named as the ING-FINEX CFO of the year in 2016.

Mr. Emmanuel Ramon C. Lorenzana, 58 years old, Chief Transformation and Customer Officer, has been the Chief Commercial and Customer Advisor of the Company since January 1, 2022. He is an Independent Director of ATRAM where he is a member of the Executive Committee and Chair of the Governance & Risk Committees and has been serving as such since 2018. He also served as President and Chief Executive Officer of MediaQuest from 2014-2016, Executive Vice President and Head of Consumer Wireless Business of Smart Communications, Inc. from 2012 to 2013, and President of NutriAsia Inc. from 2008 to 2011. He likewise held senior management positions in Unilever from 1988 to 2008, such as Chairman and Managing Director of Unilever Malaysia and Singapore, Managing Director of Unilever Philippines, Unilever Vice President for Oral Care (Asia, Africa and Latin America), Business Planning Director of Unilever Philippines, and Marketing Director of Unilever China. Mr. Lorenzana graduated with a Bachelors Degree in Chemical Engineering from the University of the Philippines, and completed the Blockchain Strategy Program of Said Business School, University of Oxford, Emerging Leadership of Innovation across Sectors and Internet-of-Things/Business Implications and Opportunities of MIT Sloan School of Management, and Advance Executive Program of Kellog School of Management

Ms. Gina Marina P. Ordoñez, 61 years old, Chief People Officer for PLDT and Smart Communications where she drives the effective implementation of people strategies, employee services, HR business partnering and centers of excellence. She ensures a people-centric and quality-driven environment across the company through optimized organizational structures, policies, processes and analytics. She participated in the development and execution of the PLDT Group Talent Management strategy, ensuring alignment with present and future business requirements. She joined the PLDT Group in 2016 under the Business Transformation Office (BTO) and later assumed the Smart People Group Head role before moving back to BTO in 2017 to head Process and Quality Management.

Under the MVP Group of Companies, Ms. Ordońez was appointed Vice President for Service Operations and Quality Management at Makati Medical Center. She also served as Head of Customer Experience for Consumer Banking in Citi where she held various leadership positions for 16 years and where she was certified Six Sigma Black Belt professional. Ms. Ordoñez is a registered Corporate Coach and Quality Management Consultant who is certified to run coaching clinics. She completed her professional training from Coach U and is currently a member of the International Coach Federation. She has over 20 years of experience in People, Process and Quality Management leadership roles.

Ms. Mary Rose L. Dela Paz, 51 years old, Chief Procurement Officer, was PLDT-Smart Program Director for the Business Transformation Office (Technology, Transformation Program Management) from August 2016 until June 2019. She also served as Smart’s Vice President for Supply Chain from April 2009 to May 2014, and for Program Management in Technology Services and New Business Streams from 2000 to 2009. She held various positions in the field of marketing in Smart when she joined the company in 1998.

Ms. Dela Paz obtained her Bachelor of Arts Degree in Economics with honors from the University of the Philippines.

Mr. Mario G. Tamayo, 62 years old, Technology Group Head and concurrent Network Planning and Engineering Head, has over 26 years experience in the areas of network planning and engineering, and network build and operations. He was the Senior Vice

President and Head of Network Planning & Engineering of Smart and concurrent Officer-in-Charge of Technology of PLDT Group and Smart prior to his appointment in PLDT.

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

Mr. Tamayo graduated with a Bachelor of Science Degree in Electronics & Communications Engineering from the University of Santo Tomas.

Mr. Joseph Ian G. Gendrano, 46 years old, Chief Technology Officer and Head of Information Technology. He has been in PLDT’s service since May 2013. Prior to joining PLDT, he worked with Verizon Business, Cisco Systems and Goldman Sachs in the United States. He has held technical, sales, consulting and leadership roles in these organizations as well as gained industry experience in the global financial services vertical. He served as Vice President of Goldman Sachs’ Network Voice and Multimedia Division and Chief Architect for Unified Communications platforms. Mr. Gendrano obtained his Bachelor of Science degree in Electronics and Communications Engineering from De La Salle University and Master of Science degree in Electrical Engineering, Major in Telecommunications and Networking from the University of Pennsylvania.

Mr. Alejandro O. Caeg, 62 is the Head of PLDT and Smart Consumer Sales Group and a member of the Company’s Management Committee. Currently, he is a director of PLDT Global Corporation and was its CEO from 2010 to 2017, a director of MVP Rewards & Loyalty Solutions from 2019, and a director of Inspiro Philippines from 2018. He previously served as Head of Wireless Consumer Sales and Distribution of Smart from 2016 to 2017, Head of International & Carrier Business from 2009 until 2016, and PLDT’s representative to the ITW Global Leaders Forum as well as to the Pacific Telecommunications Council. He was Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman until 2012 and eventually as Conexus Chairman until 2014. Prior to joining PLDT in 2009, he was appointed by PT Smart Telecom Tbk (Indonesia) as its Chief Commercial Strategy Officer from July to December 2008 and as Chief Commercial Officer from 2006 to 2008. Since joining Smart in 1993, he has held various sales, marketing and customer experience-related positions including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998). He also served as CEO of Telecommunications Distributors Specialist, Inc. (TSI) in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated with a Bachelor’s Degree in AB Applied Economics and obtained MBA credits from De La Salle University.

Mr. Jeremiah de la Cruz, 45 is Senior Vice President and Head of the Consumer Business–Home Group of PLDT Inc., the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

Jeremiah is an accomplished strategic leader with solid experience in managing cross functional teams in delivering revenue and growth, he oversees day-to-day operations for the Home business covering product, marketing, sales, customer experience and field operations. Prior to joining PLDT Inc., Jeremiah has led enterprise-wide business transformation in various companies in the APAC region. He directed the Digital Strategy of Hoytz and handled senior leadership roles in Globe Telecoms, PT. XL Axiata Tbk, Optus and Vodafone. Jeremiah earned his Post Graduate Certificate in Management from the Australian Graduate School of Management.

Mr. Menardo G. Jimenez, Jr., 59 years old, Head of Consumer Business – Home, joined PLDT in December 2001 and served in various capacities as Corporate Communications and Public Affairs Head, Retail Business Group Head, Human Resources Group Head and Fixed Line Business Transformation Office Head. He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez received his AB Economics Degree from the University of the Philippines.

Mr. Leo I. Posadas,56 years old, Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury management and treasury operations of several companies under the PLDT Group. He is a director and Treasurer of PLDT Global Investments Holdings, a director and Vice President for Treasury of Mabuhay Investments Corporation, and the Treasurer of the Vega Telecom group. He is the Chief Financial Officer of PLDT Global Corporation. He is also the Treasurer of Smart, ePLDT, Digital Telecommunications, Digitel Mobile, PLDT-Smart Foundation and several other subsidiaries of PLDT and Smart. Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Ms. Melissa V. Vergel De Dios, 60 Chief Sustainability Officer effective November 4, 2021 and concurrent Corporate Sustainability Office Head and Investor Relations Head. She has been in PLDT’s service since May 2001 and served as Property Management Center Head until May 2003 and as Property and Facilities Management Center Head until September 2007. Prior to joining PLDT, she was the Chief Operating Officer of Wharton Credit Corp. and from June 2000 to May 2001 was the Group

Chief Finance Officer of Global 3 Internet Holdings, Inc. She held various positions in San Miguel Group of Companies from 1984 to 2000. Ms. Vergel de Dios obtained her Bachelor of Science Degree in Marketing and Management and Bachelor of Arts degree in Economics from Assumption College.

Mr. Gil Samson D. Garcia, 51 years old, First Vice President of Financial Controllership and concurrent Group Chief Financial Officer (CFO) of ePLDT since May 2015 which includes ePLDT, Inc., Curo Teknika, Inc. (Curo), ABM Global Solutions Inc. (AGS), IP Converge Data Services, Inc. (IPC), IPC RACK I.T. Data Center, Inc. (RACK IT), and ePDS, Inc. (ePDS). He has been the Chief Financial Officer of MVP Rewards & Loyalty Solutions, Inc. (MRSI) since September 2018, and director of ePDS since June 2019. He served as CFO of Curo, AGS, IPC and RACK IT from May 2015 to August 2019. He was appointed as Controller of PLDT Communications and Energy Ventures, Inc. (PCEV) in June 2022.

He joined PLDT as Assistant Vice President and Head, Revenue and Cash Accounting (RevCash) in February 2007 to March 2010, and as Vice President until June 2010. His role was expanded as Head of Revenue Management and Cash (RevManCash) from July 2010 to October 2018, and becameFirst Vice President in November 2018.

Prior to joining PLDT, he was a Senior Director of the Business Risk Services Group of SGV & Co. / Ernst & Young until January 2007, where he started his career in November 1992, gaining a wide-range of experiences in various industries, here and abroad, both for public and private sectors, in external audit, internal audit, finance / accounting, business process review and advisory, Sarbanes-Oxley (SOX) 404/302 evaluation & consultancy, risk management, corporate governance, and business fraud investigation, and fraud prevention and detection, among others.

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2022 amounted to approximately Php1,218 million.

The following table below sets forth the aggregate amount of compensation paid in 2022 and 2021 and estimated amount of compensation expected to be paid in 2023 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Marilyn A. Victorio-Aquino, Anabelle L. Chua, Menardo G. Jimenez, Jr. and Gina Marina P. Ordoñez; and (2) all other executive officers, other officers and directors, as a group.

	2023	2022	2021
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	199	150	131
Bonus(2)	21	18	21
Other compensation(3)	56	349	95
	276	517	247
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	636	605	506
Bonus(2)	75	78	81
Other compensation(3)	202	990	590
	913	1,673	1,177

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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2022 and 2021 were approximately Php82 million and Php85 million, respectively. The total amount of per diems estimated to be paid in 2023 is approximately Php67 million.

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

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 28, 2023 by our continuing directors and executive officers. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)		Percentage of Class
Manuel V. Pangilinan	311,911	(1)	0.142052
Manuel L. Argel, Jr.	1		0.000000
Helen Y. Dee	25,120	(2)	0.011627
Ray C. Espinosa	42,743	(1)	0.018395
James L. Go	950,724	(1)	0.433094
Kazuyuki Kozu	1		0.000000
Bernido H. Liu	1		0.000000
Retired Supreme Court Chief Justice Artemio V. Panganiban	7,771	(1)	0.003597
Alfredo S. Panlilio	30,505	(1)	0.009028
Albert F. del Rosario	182,750	(1)	0.065914
Bernadine T. Siy	1,500		0.000694
Naoki Wakai	1		0.000000
Marife B. Zamora	60		0.000028
Anabelle L. Chua	24,378	(3)	0.011283
Danny Y. Yu(4)	—		—
Emmanuel Ramon C. Lorenzana(5)	—		—
Victorico P. Vargas	16,465	(3)	0.006001
Marilyn A. Victorio-Aquino	27,395	(3)	0.012680
Gina Marina P. Ordoñez	5,141	(3)	0.002379
Mary Rose L. Dela Paz	6,500	(3)	0.002083
Mario G. Tamayo	6,575	(3)	0.003043
Alejandro O. Caeg	9,315	(3)	0.004311
Menardo G. Jimenez, Jr.	8,044	(1)	0.003723
Joseph Ian G. Gendrano(6)	897	(3)	0.000415
Jeremiah M. de la Cruz(7)	—		—
Leo I. Posadas	9,705	(8)	0.001974
Melissa V. Vergel De Dios	4,025	(3)	0.001682
Gil Samson D. Garcia	33	(3)	0.000015

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
(3)
Lodged with the PDTC.
(4)
Appointment as Senior Vice President/PLDT Group Controller effective November 17, 2022 was confirmed by the Board of Directors in its meeting held December 15, 2022.
(5)
Appointment as Senior Vice President/Chief Transformation and Customer Officer effective January 1, 2023 was approved by the Board of Directors in its meeting held December 15, 2022.
(6)
Promoted to Senior Vice President effective August 10, 2022, and as the Chief Technology Officer effective January 1, 2023 was approved by the Board of Directors in its meeting held December 15, 2022.
(7)
Appointment as Senior Vice President effective April 1, 2022 was confirmed by the Board of Directors in its meeting held December 15, 2022.
(8)
Includes 140 shares for the account of Jose Antion G. Posadas under PCD Nominee Corporation.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at February 28, 2023, was 1,671,571, or approximately 0.773671% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors –– Independent Directors

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Ms. Bernadine T. Siy, and Mr. Bernido H. Liu, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. On June 14, 2022, the Board appointed Retired Supreme Court Chief Justice Panganiban as PLDT’s Lead Independent Director. The independence standards/criteria are provided in our By-Laws and PLDT’s Manual on Corporate Governance (“CG Manual”).

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

Audit Committee

Our Audit Committee (“AC”) is composed of three members, all of whom are independent directors, and three advisors. The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Ms. Bernadine T. Siy, who is the chairperson of this committee. The three AC advisors are Mr. Kazuyuki Kozu and Mr. James L. Go, who are non-independent directors, and Ms. Corazon S. de la Paz-Bernardo, a former member of our Board. All the members of our AC are financially literate, and Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She is a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of Pricewaterhouse Coopers (PwC).

As provided in the AC charter, the primary purpose of the AC is to assist the Board in fulfilling its oversight responsibility for:

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

Governance, Nomination and Sustainability Committee

Our Governance, Nomination and Sustainability Committee (“GNSC”) is composed of five voting members, all of whom are members of our Board, three non-voting members, and an advisor. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Ms. Bernadine T. Siy and Mr. Bernido H. Liu, and two are non-executive directors namely, Mr. Kazuyuki Kozu and Mr. Manuel V. Pangilinan who is the chairman of this committee. The three non-voting members are the Chief Governance Officer, the Chief People Officer and the Chief Sustainability Officer. The GNSC advisor is executive director, Mr. Alfredo S. Panlilio, who was appointed to the position on March 22, 2022.

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

Risk Committee

Our Risk Committee (“RC”) is composed of five voting members, all of whom are members of our Board, and one non-voting member. Three of the voting members are independent directors, namely, Ms. Bernadine T. Siy, Mr. Bernido H. Liu and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee. Two members are non-executive directors, namely, Mr. Kazuyuki Kozu and Mr. James L. Go. The non-voting member is the Chief Risk Management Officer, Ms. Anabelle L. Chua, who was appointed as a non-voting member of the RC on June 14, 2022.

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

Technology Strategy Committee

Our Technology Strategy Committee (“TSC”) is composed of six voting members and two non-voting members. The six voting members are non-executive directors. They are Mr. Manuel V. Pangilinan, who is the chairman of this committee, former Ambassador Albert F. del Rosario, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Kazuyuki Kozu, and executive director, Mr. Alfredo S. Panlilio. The two non-voting members are Mr. Orlando B. Vea and until June 14, 2022, Mr. Oscar S. Reyes, who are members of our Advisory Board/Committee.

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

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young and until June 14, 2022, Mr. Oscar S. Reyes. The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

Employees and Labor Relations

As at December 31, 2022, we had 17,155 employees, with 12,431 and 4,724 employees in our fixed line and wireless businesses, respectively. PLDT had 10,491 employees as at December 31, 2022, of which 42% were rank and file employees, 50% were management/supervisory staff and 8% were executives.

PLDT has three employee unions, representing in the aggregate 8,436 or 49% of the employees of the PLDT Group. PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2022	2021	2020
PLDT Group	17,155	18,822	18,848
Wireless	4,724	5,433	5,783
Fixed Line	12,431	13,389	13,065
LEC	10,658	11,522	11,427
Others	1,773	1,867	1,638
PLDT Only	10,481	11,336	11,266

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders, including a compliance order issued by the DOLE in 2018, PLDT was ordered to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these regularization orders before the CA. The CA partially ruled in favor of PLDT by holding that the following services can be validly outsourced: (i) janitorial, messengerial, clerical; (ii) IT support and application development; (iii) back office support and BPOs; and (iv) sales, and other professional services. This ruling considerably reduced by at least half, the number of workers of service contractors required to be regularized. PLDT filed a petition for review with the Supreme Court because the CA ordered the regularization of individuals performing installation, repair, and maintenance functions on the basis that they are usually necessary and desirable to the usual course of PLDT’s business. The consolidated petition filed by PLDT, DOLE and MKP before the Supreme Court remains pending.

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

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at February 28, 2023, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders. All shares of PLDT's voting stock have one vote per share. PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642(1)	25.60	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.05	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	9.98	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.30	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.85	—	—	3.5
b. NTT DOCOMO, INC.	22,796,902(3)	10.55	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(4)	11.27	—	—	6.6
4. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	16,465,052(5)	7.62	—	—	4.5
5. Citibank N.A.	13,777,392(5)	6.38			3.8
6. Standard Chartered Bank	12,333,688(5)	5.71	—	—	3.2
7. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

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
(5)
Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at February 28, 2023.
(6)
A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at February 28, 2023, approximately 78.69% of the outstanding voting stock and 88.29% of the outstanding capital stock of PLDT were owned by Philippine persons.

As at February 28, 2023, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.2% in PLDT’s outstanding common stock (representing 33.8% of our overall voting stock). Additionally, all of PLDT’s shares of voting preferred stock, which represent 41% of PLDT’s total outstanding shares of voting stock as at February 28, 2023, are owned by a single stockholder, BTF Holdings, Inc. (“BTFHI”). As a result of their respective shareholdings, the FP Parties, NTT Communications, NTT DOCOMO, JG Summit Group and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and
(ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

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

In 2019, PLDT adopted a Material Related Party Transactions (“MRPT”) Policy in accordance with the Company’s CG Manual and in compliance with Philippine SEC Memorandum Circular No.10, Series of 2019 or the Rules on Material Related Party Transactions for Publicly-Listed Companies. A copy of the MRPT Policy is posted at https://pldt.com/docs/default-source/corporate-governance-files/policies/material-related-party-transactions-policy.pdf. This website does not form part of this annual report on Form 20-F.

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

Class Action Suit Against PLDT

On February 6, 2023, plaintiff Sophia Olsson filed a putative class action suit in the United States District Court for the Central District of California alleging that PLDT, Inc. and nine of its current and former directors and officers (collectively, the “Defendants”) made materially false and misleading statements regarding capital expenditures during the period 2019 to 2022. Plaintiff asserts claims under Sections 10(b) and 20(a) of the United States Securities and Exchange Act of 1934 (and related rules), but does not specify purported damages. While a complaint was filed, no Defendant has been served and there has been no other activity in the matter. Due to the early stage of this matter and uncertainties related to class certification and potential amounts to be claimed by the class, PLDT is unable to determine if any liability will arise or estimate the range of any potential liability. The Company plans to vigorously defend against the allegations.

DOLE Compliance Order Issued Against PLDT

In a series of orders, including a compliance order issued by the DOLE in 2018, PLDT was ordered to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these regularization orders before the CA. The CA partially ruled in favor of PLDT by holding that the following services can be validly outsourced: (i) janitorial, messengerial, clerical; (ii) IT support and application development; (iii) back office support and BPOs; and (iv) sales, and other professional services. This ruling considerably reduced by at least half, the number of workers of service contractors required to be regularized. PLDT filed a petition for review with the Supreme Court because the CA ordered the regularization of individuals performing installation, repair, and maintenance functions on the basis that they are usually necessary and desirable to the usual course of PLDT’s business. The consolidated petitions filed by PLDT, DOLE and MKP before the Supreme Court remains pending.

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

Taxation

Local Business and Franchise Taxes

As at December 31, 2022, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart and DMPI currently face various local business and franchise tax assessments by different local government units, while Digitel is discussing with various local government units as to the settlement of its franchise tax and real property tax liabilities.

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

Significant Changes

There have been no significant changes in our financial position since December 31, 2022.

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

The public ownership level of PLDT common shares listed on the PSE as at February 28, 2023 is 42.01%.

As at February 28, 2023, 9,923 stockholders were Philippine persons and held approximately 63.9% of PLDT’s common capital stock. In addition, as at February 28, 2023, there were a total of approximately 15.8 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 223 holders.

For the period from February 1 to February 28, 2023, a total of 2.8 million shares of PLDT's common capital stock were traded on the PSE. During the same period, the volume of trading was 1.36 million ADSs on the NYSE.

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

Cash dividends on PLDT’s stock are paid in Philippine peso. PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at February 28, 2023, approximately 88% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 20 –Equity and Note 21 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Taxation

Philippine Taxation

Taxes on Exchange of ADRs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts. See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15% (“tax sparing”), subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation for taxes deemed to have been paid in the Philippines equivalent to: (A) up until June 30, 2020, 15% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends); and (B) from July 1, 2020 onwards, 10% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 25% effective January 1, 2021 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States).

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

The BIR has prescribed certain procedures, through administrative issuances, for availment of tax treaty relief. On March 31, 2021, the BIR issued RMO No. 14-2021, which updates the procedures and requirements for the availment of preferential tax treaty rates covering all incomes, including dividends, interests and royalties derived by non-resident taxpayers from Philippine sources. On June 15, 2021, the BIR also issued Revenue Memorandum Circular (“RMC”) No. 77-2021 (“RMC 77-2021”) which clarified certain provisions of RMO No. 14-2021. RMO No. 14-2021, as clarified by RMC 77-2021, provides that if a non-resident intending to avail of treaty benefits submits to the income payor a Tax Residency Certificate (“TRC”) duly issued by the tax authority of the foreign country in which the income recipient is a resident and the appropriate BIR Form No. 0901 (Application Form for Treaty Purposes prior to the payment of income, the income payor may apply the provisions of the applicable treaty, provided that all the conditions for the availment thereof, other than residency, have been satisfied. Otherwise, the regular rates imposed under the Philippine Tax Code should be applied.

When an item of income is subjected to taxation in accordance with the provisions of the relevant treaty, the withholding agent (or a duly authorized representative) shall file with the International Tax Affairs Division of the BIR a request for confirmation that the tax treatment of such income is proper.

On the other hand, when the regular rates are applied by the withholding agent, the non-resident intending to avail of treaty benefits may file a Tax Treaty Relief Application (“TTRA”) with complete documentary requirements and a claim for refund at any time after the payment of the withholding tax.

Once the entitlement to treaty benefits is confirmed, the BIR will either issue a BIR Ruling or a Certificate of Entitlement to Treaty Benefit (COE). RMC No. 20-2022 provides for two kinds of COEs, one for non-recurring transactions and another for recurring transactions. The COE for recurring transactions covers dividends payments. Such COE will apply to, and cover, future or subsequent income payments to the same non-resident recipient and dispenses with the requirement to file a TTRA or request for confirmation each time a dividend payment is made, provided that the requirements stated in the COE continue to be satisfied. Thus, if the COE mentions tax residency as a requisite for continuous enjoyment of treaty benefit, the income payor must require the nonresident to submit a TRC for the relevant year before making any payment.

RMO No. 14-2021, as clarified by RMC 77-2021, does not cover non-resident non-Philippine corporations invoking the tax sparing provision (or the reduced tax rate on intercorporate dividends paid to non-resident non-Philippine corporations). This is instead addressed by RMO No. 46-2020 which specifically covers the procedures for non-resident non-Philippine corporations to avail of the tax sparing provision. The said RMO provides that non-resident non-Philippine corporations may opt to avail of the tax sparing provision, irrespective of the existence of a tax treaty. However, the rule on the continuing validity of COEs for recurring transactions as provided in RMC No. 20-2022 (and which applies specifically to TTRAs) was also expressly made applicable to tax sparing applications and the issuance by the BIR of Certificates of Entitlement to the Reduced Dividend Rate.

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax imposed on individuals, Philippine corporations, and foreign corporations on such gain, where the share is not sold or disposed of through the PSE, is a final tax (i.e., capital gains tax) of 15% of the net capital gains realized during the taxable year from the sale, exchange or other disposition of shares of stock. On March 15, 2018, the BIR issued Revenue Regulations No. 11-2018, which requires buyers of shares of stock (i.e., individuals, Philippine corporations and resident foreign corporations) to withhold from sellers the capital gains tax due on the sale of shares of stock in a Philippine corporation. Further, Philippine tax laws prohibit a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax due on the sale or transfer has been paid or certain other conditions are met or, with respect to a non-resident alien or non-Philippine corporation, a bond conditioned upon the future payment of any income tax that may be due on the gains derived from such transfer has been filed by the transferor with the Philippine Commissioner of Internal Revenue.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 6/10 of 1% of the gross selling price or gross value in money of the shares of stock. This tax is required to be collected and paid to the

BIR by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 6/10 of 1% (formerly, 1/2 of 1%) of the gross selling price or gross value in money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 15% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement. As of the date of this report, PLDT is required to have an MPO of 10% of its issued and outstanding shares, exclusive of any treasury shares.

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

United States Federal Income Taxation

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

This discussion is based on the tax laws of the United States, including the U.S. Tax Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, any alternative minimum tax consequences, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

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

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines may be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates applicable to long-term capital gains. Dividends will be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules relating to the determination of the U.S. foreign tax credit are complex, and recently issued final U.S. Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable (in particular, with respect to U.S. Holders not entitled to, or not electing to apply, treaty benefits), and we do not intend to determine whether such requirements will be met. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of ADSs or common stock generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. As a result, the use of U.S. foreign tax credits relating to Philippine capital gains tax may be limited. In addition, pursuant to the Final FTC Regulations, non-U.S. tax imposed on the sale or other taxable disposition of ADSs or common stock is unlikely to be treated as a creditable tax for the U.S. Holder. Non-U.S. taxes on disposition gains that are not creditable may possibly reduce the amount realized on the disposition of ADSs or common stock or alternatively may be deductible subject to limitations. In addition, U.S. Holders may not be eligible to credit against their U.S. federal income tax liability amounts paid in respect of the Philippine stock transaction tax. The applicability of these rules is very complex and U.S. Holders should consult their tax advisors regarding the foreign tax credit and other U.S. federal income tax consequences if Philippine taxes are imposed on a disposition of ADSs or common stock in their particular circumstances, including their ability, if any, to credit any such Philippine tax against their U.S. federal income tax liability or to claim a deduction for any such Philippine tax.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2022, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs or common stock would in general not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADSs or common stock, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. With certain exceptions, your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.

If we were a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs or common stock.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and common stock and proceeds from the sale, exchange or redemption of ADSs or common stock may be subject to information reporting to the United States Internal Revenue Service and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on United States Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the United States Internal Revenue Service and furnishing any required information..

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs and common stock) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs or common stock held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs and common stock and the significant penalties for non-compliance.

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

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the years ended December 31, 2022 and 2021 were 5.8% and 4.5%, respectively. We expect inflation to be on the upper band or even breach the 2.5% to 4.5% target range of the BSP given the increase in oil prices brought about by the Russia-Ukraine conflict.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2022 was US$506,988.82.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2022. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2022.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2022.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SGV & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2022. This attestation report is dated March 24, 2023 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2022.

Changes in Internal Control Over Financial Reporting

In 2022, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

A copy of the PLDT’s Code of Ethics is posted on our website at https://pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf, under the Corporate Governance section. This website does not form part of this annual report on Form 20-F. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of the Company’s Code of Ethics from our Officer in Charge-Corporate Governance Office, Atty. Ma. Magdalene A. Tan, who can be reached at e-mail address matan@pldt.com.ph or telephone number +632-88888-246.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2022 and 2021:

	2022	2021
	(amounts in million Php)
Audit Fees	48	52
Audit-Related Fees	3	2
Tax Fees	1	1
All Other Fees	21	25
Total	73	80

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

All Other Fees. This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment in 2022 and 2021, and other non-audit engagements.

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

The total number of shares repurchased was nil in 2022, 2021 and 2020. No further purchase is intended.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE. As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines[1], and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly Listed Companies (“CG Code for PLCs”) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers. The CG Code for PLCs, which was issued by the Philippine SEC and took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2021is posted at: https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/PSE_IACGR_30May2022_Redacted_as-posted.pdf.

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

•
Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two (2) or twenty percent (20%) of the total members of the board, whichever is less, must be independent; and Section 22 of the Revised Corporation Code that corporations vested with public interest[2] shall have independent directors constituting at least 20% of such Board.
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
•
Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual. All the members of PLDT’s AC are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests adopted pursuant to the CG Code for PLCs differ from those under the NYSE listing standards, as discussed above.

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link:https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/nyse-section-303a-11-disclosure_5.pdf. This website does not form part of this annual report on Form 20-F.

[1]Section 185 of the Revised Corporation Code of the Philippines, which took effect on February 23, 2019, provides:

“SEC. 185.Applicability to Existing Corporation – A corporation lawfully existing and doing business in the Philippines affected by the new requirements of this Code shall be given a period of not more than two years from the effectivity of this Act within which to comply.”

[2] Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as:

“a) Corporations covered by Section 17.2 of Republic Act No. 8799, otherwise known as “The Securities Regulation Code,” namely those whose securities are registered with the Commission, corporations listed with an exchange or with assets of at least Fifty million pesos (P50,000,000.00) and having two hundred (200) or more holders of shares, each holding at least one hundred (100) shares of a class of its equity shares;

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18. “Financial Statements” in lieu of Item 17.

Item 18. Financial Statements

Reports of Independent Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as at December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 24, 2023 expressed an unqualified opinion thereon.

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

/s/ SyCip Gorres Velayo & Co.

Makati City, Philippines

March 24, 2023

Reports of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2022 and 2021, and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group as at December 31, 2022 and 2021, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as at December 31, 2022, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2023 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits include performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Revenue recognition
Description of the Matter

At December 31, 2022, the Group recognized revenues amounting to Php205,245million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

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

How We Addressed the Matter in Our Audit

We obtained an understanding of the PLDT Group’s revenue recognition process, involving our IT professionals to assist us in evaluating the design and testing of the effectiveness of controls around the capture, measurement and recording of wireless and fixed line revenues. For example, we evaluated the design and tested the operating effectiveness of controls around access rights, system development, program changes and IT dependent business controls to establish that changes to the system were appropriately authorized, developed, and implemented including those over: set-up of customer accounts, pricing data, segregation of duties and the linkage to usage data that drives revenue recognition.

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

Valuation of pension assets
Description of the Matter

At December 31, 2022, the Group has pension assets amounting to Php16,291 million that are netted against accrued pension benefit obligations. As explained in Notes 3 and 26 to the consolidated financial statements, the Company updates the estimates used to measure the unquoted investments of Php13,509 million within the plan assets every year-end to reflect the actual return on plan assets.

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

Recoverability of goodwill
Description of the Matter

At December 31, 2022, the Group’s goodwill attributable to the Wireless and Fixed Line cash-generating units (CGUs) were Php56,571 million and Php6,370 million, respectively. As discussed in Notes 3 and 15 to the consolidated financial statements, goodwill is tested for impairment at least annually at the corresponding CGUs and more frequently whenever there is an indication that such CGUs may be impaired.

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

Estimating useful lives of property and equipment
Description of the Matter

At December 31, 2022, the Group’s property and equipment was Php292,745 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

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

Makati City, Philippines

March 24, 2023

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2022 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2022 and 2021

(in million pesos)

	2022	2021
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	292,745	302,736
Right-of-use assets (Note 10)	28,863	20,081
Investments in associates and joint ventures (Note 11)	51,546	53,364
Financial assets at fair value through profit or loss (Note 12)	432	339
Debt instruments at amortized cost – net of current portion (Note 13)	596	400
Investment properties (Notes 6 and 14)	1,015	929
Goodwill and intangible assets (Note 15)	64,549	62,535
Deferred income tax assets – net (Note 7)	17,636	13,385
Derivative financial assets – net of current portion (Note 28)	81	48
Prepayments – net of current portion (Notes 19, 25 and 26)	81,053	94,777
Contract assets – net of current portion (Note 5)	662	566
Other financial assets – net of current portion (Note 28)	3,489	3,099
Other non-financial assets – net of current portion	166	138
Total Noncurrent Assets	542,833	552,397
Current Assets
Cash and cash equivalents (Note 16)	25,211	23,907
Short-term investments (Note 28)	383	2,241
Trade and other receivables (Note 17)	26,255	21,790
Inventories and supplies (Note 18)	3,568	3,662
Current portion of contract assets (Note 5)	1,571	1,685
Current portion of derivative financial assets (Note 28)	—	93
Current portion of debt instruments at amortized cost (Note 13)	—	207
Current portion of prepayments (Notes 19 and 25)	14,696	12,707
Current portion of other financial assets (Notes 20 and 28)	206	7,064
Current portion of other non-financial assets	668	575
	72,558	73,931
Assets classified as held-for-sale (Notes 9 and 10)	8,771	—
Total Current Assets	81,329	73,931
TOTAL ASSETS	624,162	626,328

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,312	130,312
Retained earnings (Note 20)	18,799	34,243
Other comprehensive loss (Note 6)	(35,482)	(36,437)
Total Equity Attributable to Equity Holders of PLDT	108,727	123,216
Noncontrolling interests (Note 20)	5,234	4,249
TOTAL EQUITY	113,961	127,465

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2022 and 2021

(in million pesos)

	2022	2021
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 21)	217,288	241,075
Lease liabilities – net of current portion (Note 10)	31,958	17,131
Deferred income tax liabilities – net (Note 7)	204	169
Derivative financial liabilities – net of current portion (Note 28)	190	100
Customers’ deposits (Note 28)	2,313	2,270
Pension and other employee benefits (Note 26)	1,745	7,760
Deferred credits and other noncurrent liabilities (Notes 5 and 22)	9,501	6,084
Total Noncurrent Liabilities	263,199	274,589
Current Liabilities
Accounts payable (Note 23)	105,187	99,718
Accrued expenses and other current liabilities (Notes 24 and 27)	93,545	106,113
Current portion of interest-bearing financial liabilities (Note 21)	32,292	11,482
Current portion of lease liabilities (Note 10)	10,477	4,555
Dividends payable (Note 20)	1,821	1,708
Current portion of derivative financial liabilities (Note 28)	960	115
Income tax payable	982	583
	245,264	224,274
Liabilities associated with assets classified as held-for-sale (Note 10)	1,738	—
Total Current Liabilities	247,002	224,274
TOTAL LIABILITIES	510,201	498,863
TOTAL EQUITY AND LIABILITIES	624,162	626,328

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2022, 2021 and 2020

(in million pesos, except earnings per common share amounts which are in pesos)

	2022	2021	2020
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	196,227	185,751	173,634
Non-service revenues (Note 5)	9,018	7,506	7,370
	205,245	193,257	181,004
EXPENSES
Depreciation and amortization (Notes 9 and 10)	98,714	52,169	47,480
Selling, general and administrative expenses (Note 5)	85,304	78,303	75,255
Cost of sales and services (Note 5)	14,517	13,341	12,295
Asset impairment (Note 5)	6,107	4,985	7,646
Interconnection costs	6,104	3,698	2,146
	210,746	152,496	144,822
	(5,501)	40,761	36,182

OTHER INCOME (EXPENSES) – NET (Note 5)	19,010	(6,607)	(3,161)
INCOME BEFORE INCOME TAX	13,509	34,154	33,021

PROVISION FOR INCOME TAX (Note 7)	2,774	7,478	8,441
NET INCOME	10,735	26,676	24,580
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	10,485	26,367	24,284
Noncontrolling interests	250	309	296
	10,735	26,676	24,580
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	48.26	121.76	112.12
Diluted	48.26	121.76	112.12

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2022, 2021 and 2020

(in million pesos)

	2022	2021	2020
NET INCOME	10,735	26,676	24,580
OTHER COMPREHENSIVE LOSS – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	(207)	(329)	(27)
Net transactions on cash flow hedges:	(2,544)	(725)	(306)
Net fair value losses on cash flow hedges (Note 28)	(3,228)	(967)	(433)
Income tax related to fair value adjustments charged directly to equity (Note 7)	684	242	127
Fair value changes of financial assets at fair value through other comprehensive income (loss) (Note 25)	—	(2)	37
Net other comprehensive loss to be reclassified to profit or loss in subsequent years	(2,751)	(1,056)	(296)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 11)	(6)	23	(37)
Actuarial gains (losses) on defined benefit obligations:	2,500	2,908	(3,957)
Remeasurement in actuarial gains (losses) on defined benefit obligations (Note 26)	3,332	3,879	(5,640)
Income tax related to remeasurement adjustments (Note 7)	(832)	(971)	1,683
Revaluation increment on investment properties:	—	—	—
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	—	—	(1)
Income tax related to revaluation increment charged directly to equity (Note 7)	—	—	1
Fair value adjustment on sale of property and equipment:	—	(108)	—
Fair value adjustment on sale of property and equipment (Note 26)	—	(144)	—
Income tax related to fair value adjustment on sale of property and equipment	—	36	—
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	2,494	2,823	(3,994)
Total Other Comprehensive Income (Loss) – Net of Tax	(257)	1,767	(4,290)
Tax adjustments due to Corporate Recovery and Tax Incentives for Enterprises, or CREATE, Act	—	(2,546)	—
TOTAL COMPREHENSIVE INCOME	10,478	25,897	20,290
ATTRIBUTABLE TO:
Equity holders of PLDT	10,218	25,582	20,000
Noncontrolling interests	260	315	290
	10,478	25,897	20,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2022, 2021 and 2020

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2022	510	1,093	(6,505)	—	130,312	—	34,243	(36,437)	123,216	4,249	127,465
Cash dividends (Note 20)	—	—	—	—	—	—	(25,338)	—	(25,338)	(58)	(25,396)
Total comprehensive income (loss):	—	—	—	—	—	—	10,485	(267)	10,218	260	10,478
Net income (Note 8)	—	—	—	—	—	—	10,485	—	10,485	250	10,735
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(267)	(267)	10	(257)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Transfer of pension	—	—	—	—	—	—	(83)	—	(83)	—	(83)
Closing of other comprehensive income (loss) cashflow hedges to retained earnings (Note 6)	—	—	—	—	—	—	(1,222)	1,222	—	—	—
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	714	—	714	1,019	1,733
Balances as at December 31, 2022	510	1,093	(6,505)	—	130,312	—	18,799	(35,482)	108,727	5,234	113,961

Balances as at January 1, 2021	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665
Treasury shares under employee benefit trust (Note 26)	—	—	—	21	—	—	—	—	21	—	21
Cash dividends (Note 20)	—	—	—	—	—	—	(17,776)	—	(17,776)	(84)	(17,860)
Total comprehensive income (loss):	—	—	—	—	—	—	26,367	(785)	25,582	315	25,897
Net income (Note 8)	—	—	—	—	—	—	26,367	—	26,367	309	26,676
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(785)	(785)	6	(779)
Equity reserves	—	—	—	—	—	(19)	—	—	(19)	—	(19)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(3)	(3)
Balances as at December 31, 2021	510	1,093	(6,505)	—	130,312	—	34,243	(36,437)	123,216	4,249	127,465

Balances as at January 1, 2020	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290
Treasury shares under employee benefit trust (Note 26)	—	—	—	373	—	—	—	—	373	—	373
Cash dividends (Note 20)	—	—	—	—	—	—	(16,695)	—	(16,695)	(90)	(16,785)
Total comprehensive income (loss):	—	—	—	—	—	—	24,284	(4,284)	20,000	290	20,290
Net income (Note 8)	—	—	—	—	—	—	24,284	—	24,284	296	24,580
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(4,284)	(4,284)	(6)	(4,290)
Equity reserves	—	—	—	—	—	(257)	—	—	(257)	—	(257)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(10)	(10)
Balances as at December 31, 2020	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2021 and 2020

(in million pesos)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	13,509	34,154	33,021
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	98,714	52,169	47,480
Interest on loans and other related items – net (Note 5)	9,112	8,900	8,736
Asset impairment (Note 5)	6,107	4,985	7,646
Foreign exchange losses (gains) – net (Notes 5 and 28)	4,685	3,890	(1,488)
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	3,304	1,101	2,328
Accretion on lease liabilities (Notes 5, 10 and 29)	2,064	1,170	1,125
Pension benefit costs (Notes 5 and 26)	1,749	2,213	2,218
Incentive plan (Notes 5 and 26)	1,272	1,186	1,134
Accretion on financial liabilities (Notes 5 and 21)	375	239	146
Amortization of intangible assets (Notes 5 and 15)	228	2,822	2,496
Impairment of investments (Note 11)	50	60	60
Investment derecognized	—	—	599
Gains on disposal of property and equipment (Notes 5 and 9)	(148)	(884)	(3,369)
Interest income (Note 5)	(653)	(656)	(1,210)
Gains on dilution of shares (Notes 5 and 11)	(660)	(826)	(394)
Losses (gains) on derivative financial instruments – net (Notes 5 and 28)	(2,322)	(1,400)	378
Income from prescription of preferred shares redemption liability (Note 20)	(7,839)	—	—
Gain on sale and leaseback of telecom towers (Notes 5 and 9)	(24,563)	—	—
Others	(3,613)	(2,254)	(3,072)
Operating income before changes in assets and liabilities	101,371	106,869	97,834
Decrease (increase) in:
Prepayments	12,218	(34,002)	(18,894)
Contract assets	(209)	(38)	160
Trade and other receivables	(8,366)	(3,713)	(585)
Other financial and non-financial assets	208	(120)	324
Inventories and supplies	850	57	(1,017)
Increase (decrease) in:
Customer's deposits	44	(101)	166
Pension and other employee benefits	(6,847)	(3,846)	(249)
Other noncurrent liabilities	(68)	(95)	5,220
Accounts payable	(18,306)	29,382	(2,813)
Accrued expenses and other current liabilities	(507)	(301)	7,178
Net cash flows generated from operations	80,388	94,092	87,324
Income taxes paid	(4,188)	(2,122)	(2,248)
Net cash flows from operating activities	76,200	91,970	85,076

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2022, 2021 and 2020

(in million pesos)

	2022	2021	2020
CASH FLOWS USED IN INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	60,833	1,217	5,830
Maturity of short-term investments	8,700	2,518	4,375
Disposal of investments in associates and joint ventures (Note 11)	2,458	359	—
Disposal of investment in debt securities (Note 13)	182	993	150
Disposal of financial assets at fair value through profit or loss	—	482	2,020
Collection of financial assets at fair value through other comprehensive income	—	170	2,534
Dividends received	—	—	316
Interest received	636	714	1,106
Payments for:
Purchase of investment in debt securities (Note 13)	(173)	(404)	(1,194)
Settlements of notes receivable	(200)	—	—
Interest capitalized to property and equipment (Notes 5, 9 and 29)	(1,748)	(1,582)	(1,597)
Acquisition of investments in associates and joint ventures (Note 11)	(3,514)	(1,754)	(579)
Purchase of short-term investments	(6,368)	(3,847)	(5,147)
Purchase of property and equipment (Note 9)	(93,803)	(102,395)	(76,503)
Decrease (increase) in other financial and non-financial assets	(9)	(111)	20
Net cash flows used in investing activities	(33,006)	(103,640)	(68,669)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of short-term debt (Note 21)	16,000	—	10,000
Return of preferred shares redemption fund (Note 20)	7,839	—	—
Availments of long-term debt (Notes 21 and 29)	5,000	51,500	61,271
Collections from derivative financial instruments (Notes 28 and 29)	87	—	—
Payments for:
Settlements of derivative financial instruments (Notes 28 and 29)	—	(25)	(430)
Debt issuance costs (Notes 21 and 29)	(62)	(397)	(927)
Distribution charges on perpetual notes (Note 20)	(236)	(236)	(236)
Short-term debt (Note 21)	(6,000)	—	(10,000)
Obligations under lease liabilities (Notes 10 and 29)	(8,331)	(6,547)	(5,781)
Interest – net of capitalized portion (Notes 5, 21 and 29)	(9,013)	(8,922)	(8,348)
Long-term debt (Notes 21 and 29)	(22,353)	(22,565)	(28,365)
Cash dividends (Notes 20 and 29)	(25,235)	(17,712)	(16,721)
Net cash flows from (used in) financing activities	(42,304)	(4,904)	463
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	414	244	(1,002)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,304	(16,330)	15,868
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	23,907	40,237	24,369
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	25,211	23,907	40,237

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation. While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on November 28, 1928, and another term of 50 years from November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2022. NTT Communications and NTT DOCOMO are part of the group of companies of Nippon Telegraph and Telephone Corporation. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2022. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2022, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2022. See Note 20 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 16.4 million ADSs outstanding as at December 31, 2022.

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

Our consolidated financial statements as at December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 were approved and authorized by the Board of Directors on March 23, 2023 for issuance with the United States (U.S.) SEC on March 24, 2023, as reviewed by the Audit Committee on March 21, 2023.

Amendments to the By-Laws of PLDT

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provision of Republic Act No. 11232, known as the Revised Corporation Code of the Philippines. On September 9, 2022, the Amended By-Laws of PLDT was approved by the Philippine SEC.

2.
Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, and investment properties that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2022 and 2021:

			2022		2021
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.(b)	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys(c)	Philippines	Software development and IT solutions services	—	50.7	—	—

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
(c)
On July 29, 2022, PLDT Global Investments Holdings, Inc., or PGIH, acquired additional 227 common shares of Multisys, thereby increasing its ownership from 45.73% to 50.72%.

			2022		2021
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro(d)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	—
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1(e)	Philippines	Air transportation business	—	—	65.3	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(f)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC(g)	British Virgin Islands	Investment company	—	—	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(d) On February 2, 2022, the Philippine SEC approOn March 16, 2023, PLDT entered into ved the incorporation of Vitro, a wholly-owned subsidiary of ePLDT.

(e) On February 28, 2022, PLDT signed a of Deed of Assignment and other related agreements, under which other investors acquired a total of Php44.7 million worth of equity interest in PG1 from PLDT. As a result, PLDT’s ownership was diluted from 65.3% to 47.6%. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate.

(f) Ceased commercial operations. On August 9, 2022, the Philippine SEC approved MIC's application for amendment of its Articles of Incorporation to shorten its corporate term until September 30, 2023.

(g) PGIC is a wholly-owned subsidiary of PG1 after the execution on March 31, 2022 of Instrument of Transfer between PLDT Global (the former parent company of PGIC) and PG1 of the ordinary shares in PGIC. As at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as investment in associate.

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

On September 3, 2021, the IATF approved the shift in the policy in classifying provinces, HUC, and ICCs for purposes of community quarantine, wherein the new classification framework focuses on the imposition of granular lockdown measures and having an alert-level system (alert level 1 to 4), with each alert level limiting restrictions only to identified high-risk activities. The National Capital Region was designated as the pilot area of implementation, effective September 16, 2021. Effective October 20, 2021, the pilot area of implementation of the alert level systems was expanded to selected provinces, HUCs and ICCs outside of NCR. On November 11, 2021, the President issued Executive Order No. 151, Series of 2021, approving the nationwide implementation of the Alert Level System for COVID-19 Response. On March 24, 2022, the IATF, through IATF Resolution No. 165, Series of 2022, adopted the policy of including component cities and municipalities in the Alert Level System for purposes of alert level classification.

On September 12, 2022, President Ferdinand Marcos, Jr. issued Proclamation No. 57, s. 2022, further extending the declared state of calamity due to COVID-19 throughout the Philippines, effective September 13, 2022 to December 31, 2022, unless earlier lifted or extended as circumstances may warrant. On the same date, the Office of the President of the Philippines, through the Executive Secretary, issued Executive Order No. 3, Series of 2022, which, allowed the voluntary wearing of face masks in open spaces and non-crowded outdoor areas with good ventilation provided that not-fully vaccinated individuals, senior citizens and immunocompromised individuals are highly encouraged to wear their masks, and physical distancing will be observed at all times. Said Executive Order also provided that face masks shall continue to be worn in indoor private or public establishments, including in public transportation by land, air, or sea, and in outdoor settings where physical distancing cannot be maintained.

On October 28, 2022, Executive Order No. 7, Series of 2022 was issued, repealing Executive Order No. 3, Series of 2022. Executive Order No. 7, Series of 2022 provides that the wearing of face masks in indoor and outdoor settings shall be voluntary except in the following settings: (a) Healthcare facilities, including, but not limited to, clinics, hospitals, laboratories, nursing homes and dialysis clinics; (b) Medical transport vehicles, such as ambulance and paramedic rescue vehicles, and (c) Public transportation by land, air or sea. Said Executive Order also provides that mask wearing is still encouraged for the elderly, individuals with comorbidities, immunocompromised individuals, pregnant women, unvaccinated individuals, and symptomatic individuals. It also provides that the minimum public health standards to effectively prevent and minimize the spread of COVID-19 in the country shall continue to be implemented consistent with the principles of shared accountability, evidence-based decision-making, socioeconomic equity and rights-based approach.

These and other measures have affected and caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve. See Leases, COVID-19 Related Rent Concessions, Note 3 – Estimating allowance for expected credit losses and Note 5 – Income and expenses – Contract balances.

Precautionary measures at our stores such as provision for foot bath, regular sanitization and disinfection, temperature check, wearing of face masks and face shields, installation of commercial-grade air filters, and other observance of social distancing are in place. PLDT Home rolled out Call to Apply service, a virtual and convenient way to apply for a PLDT Home service, transact and talk to any PLDT Sales and Service Centers representatives, as well as the QR codes that directed customers to an online service application platform. In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves. Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have implemented limited access to our corporate premises. We have allowed a hybrid of work-from-home and work on-site arrangements. To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection. For the employees that work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 disease. We have also rolled-out the vaccination program, which also covers booster doses, for our employees and their dependents and household members who were enrolled in the program.

Total expenses related to our COVID-19 measures amounted to Php450 million, Php942 million and Php903 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

On April 25, 2022, the Sun Postpaid subscribers were also rebranded to Smart Postpaid subscribers. This aims to provide a better postpaid experience, access to the fastest mobile data network, bigger packages and the latest devices to all Sun subscribers.

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million. The Sun Trademark, which had been previously projected to be of continued use and accordingly estimated to be with indefinite life, was amortized over a period of 12 months starting August 2020. Total amortization of the Sun Trademark amounted to nil, Php2,628 million and Php1,877 million for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark.

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

The parties also agreed that any difference between these values as at December 31, 2020 and the values as of cut-off date would have to be confirmed between Smart and PLDT. The final purchase price amounted to Php1,336 million, plus value-added tax, and was reviewed by an independent party, Isla Lipana & Co., an independent auditing firm, and confirmed to be made on an arm’s length basis. This transaction was eliminated in our consolidated financial statements.

Loss of Control of PLDT over PG1

On February 28, 2022, PLDT signed a of Deed of Assignment under which investors led by Philex Mining Corporation, Metro Pacific Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest of PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate. A gain on deconsolidation amounting to Php376.7 million was recognized as part of "Other Income (Expenses) – Net" in our consolidated income statement. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in PG1.

Investment of PGIH in PCEV

On March 22, 2022, the PGIH Board of Directors approved the investment of US$20 million in the common stock of PCEV at a subscription price of Php13 thousand per share to participate in the growth of the Voyager business.

On April 11, 2022, PGIH remitted US$20 million, or Php1,031 million, to PCEV as deposit for future subscription pending the application of PCEV for capital increase with the Philippine SEC.

Investment in Class C Convertible Preference Shares in Voyager Innovations Holdings Pte. Ltd., or VIH

On April 7, 2022, PCEV participated in the new round of fundraise for VIH amounting to US$62 million. Leading the round was the new investor SIG Venture Capital. Also participating in the round were the other existing shareholders KKR, Tencent, IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company, First Pacific. Thereafter, PCEV’s ownership in VIH was diluted from 38.45% to 36.82%.

VIH raised US$210 million in new funds propelling VIH’s valuation to nearly US$1.4 billion. VIH used the fresh funds to support the launch and acceleration of digital banking services powered by Maya Bank and other new services such as crypto, to be seamlessly integrated and offered across Maya’s consumer and enterprise platforms.

On August 12, 2022, a new investor signed a subscription agreement with VIH resulting in further dilution of PCEV's equity interest from 36.82% to 36.63%. See related disclosures on gain on dilution on Note 5 – Other Income (Expenses).

Smart Broadband, Inc.’s Franchise Extended for another 25 Years

On April 8, 2022, the Philippine President approved Republic Act No. 11678, an act renewing for another 25 years the franchise granted to SBI. This allows SBI to continue constructing, installing, establishing, maintaining, leasing and operating wire and/or wireless telecommunication systems throughout the Philippines. SBI’s original franchise under Republic Act No. 8337 expired on November 11, 2022, and the renewal for another 25 years will expire on November 11, 2047.

Acquisition of Additional Interest in Multisys Technologies Corporation, or Multisys

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys from the existing holder, representing a 4.99% of interest, for a total consideration of Php248 million, of which Php100 million was paid on the same day. In August 2022, PGIH paid Php136 million of the balance of the consideration. The remaining balance of Php12 million is still outstanding as at December 31, 2022. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys, which is considered a controlling interest, and in accordance with the Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operation of Mutisys. Consequenty, the results of operations and financial position of Multisys are consolidated with the PLDT Group effective in the fourth quarter of 2022.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Acquisition of Additional Interest in Multisys/Business Combination.

Proposed Acquisition of Sky Cable Corporation, or Sky

On March 16, 2023, PLDT entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation and Lopez, Inc. for the proposed acquisition by PLDT of 100% of Sky’s total issued and outstanding capital stock, for a total purchase price of Php6,750 million. The closing of the transaction shall be subject to compliance with certain conditions precedent which include, among others, the termination or cessation of operations by Sky of its pay TV and cable businesses, obtaining all applicable government approvals and clearances, obtaining all required consents and corporate actions, and payment of the purchase price.

Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following amended standards starting January 1, 2022.

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

The amendments have no material impact on our consolidated financial statements.

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

We analyzed all contracts existing at January 1, 2022 and determined that none of them would be identified as onerous applying the provisions of the current standards.

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

We do not have any identified contingent assets, hence these amendments have no material impact on our consolidated financial statements.

Annual Improvements to IFRSs 2018-2020 Cycle

•
Amendments to IFRS 1, First-time Adoption of IFRS, Subsidiary as a first-time adopter

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

These amendments have no material impact on our consolidated financial statements.

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

The functional and presentation currency of the entities under the PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah; and the functional currency of PLDT Malaysia Sdn Bhd is the Malaysian Ringgit. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

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

Noncurrent Assets Held-for-Sale

We classify non-current assets as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held -or-sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

Additional disclosures are provided in Note 9 – Property and Equipment – Sale and Leaseback of Telecom Towers and Note 10 – Leases. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

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
•
Financial assets measured at FVPL;
•
Financial assets measured at financial instruments at fair value through other comprehensive income, or FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•
Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

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

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2022 and 2021. See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value. Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity. Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost. Impairment is measured based on the expected credit loss, or ECL, model.

As at December 31, 2022 and 2021, there were no financial assets at FVOCI (debt insruments) with recycling of cumulative gains or losses.

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

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at December 31, 2022 and 2021. See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

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

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps, long-term foreign currency options and liability from redemption of preferred stock as at December 31, 2022 and 2021. See Note 20 – Equity – Redemption of Preferred Stock, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2022 and 2021. See Note 10 – Leases, Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

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

Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts; and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. We assess that it has a currently enforceable right of offset if the right is not contingent on a future event and is legally enforceable in the normal course of business, event of default, and event of insolvency or bankruptcy of the Group and all of the counterparties.

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

Write-off Policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. We write-off an account when all of the following conditions are met:

•
The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a)
No properties of the counterparty could be attached
b)
The whereabouts of the client cannot be located
c)
It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d)
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

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap, and long-term foreign currency options agreement to hedge our foreign exchange exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities.

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

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred. Capitalization of borrowing costs shall be suspended during extended periods in which it suspends active development of a qualifying asset. Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

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

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, assets classified as held-for-sale and non-financial assets such as investment properties, at fair value at each reporting date. The fair values of investment properties are disclosed in Note 14 – Investment Properties. The fair values of the pension plan assets are disclosed in Note 26 – Pension and Other Employee Benefits. The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

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

Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at December 31, 2022, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php47,049 million, of which we expect to recognize approximately 55% in 2023 and 45% in 2024 and onwards. As at December 31, 2021, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php38,595 million, of which we recognized approximately 62% in 2022 and expect to recognize 38% in 2023 and onwards.

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

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, TNT and SmartBro. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected expiry of airtime load in proportion to the pattern of rights exercised by the customer if we expect to be entitled to that expired amount. If we do not expect to be entitled to an expired amount based on historical experience with the customers, then we recognize the expected expired amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

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

Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly services fees, recognized over the customer subscription period.

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

Activation services and installation services for voice and data services that are not a distinct performance obligation are considered together with monthly voice and data services as a single performance obligation, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered. On the other hand, custom built installation services provided to data services subscribers are considered a distinct separate performance obligation and is recognized when services are rendered.

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

Customer Loyalty Program

We launched a new customer loyalty program called Giga Points. Points are earned through subscription of promo, purchase of load, and payment of bill for postpaid subscribers. Points are also earned through other activities such as daily login in the Giga App. These points can be used to redeem items such as giga promos, bill rebates, content subscription, discounts, exclusive tickets, and more.

Our contract with customer for revenue related activity includes a promise to provide future telco services or rights to third party services in the form of earning points. The Company considers this revenue related earning as performance obligation and the transaction price is allocated to each performance obligation. For earnings on non-revenue activity, the Company recognizes a financial liability upon redemption of the points from third party partners.

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

Revenue from server hosting, co-location services and customer support services are recognized over the period that the services are performed.

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

Incremental costs to obtain contracts

We often give commissions and incentives to sales agents for meeting certain volumes of new connections and corresponding value of plans contracted. These costs are incremental costs to obtain a contract as we would have not incurred these costs if the contract had not been obtained. These costs are capitalized as an asset if these are expected to be recovered. Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period. The capitalized incremental costs are subject to regular impairment assessment.

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

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net defined benefit asset is recognized as part of “Advances and other noncurrent assets” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

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

Defined contribution plans

Smart maintains a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart accounts for its obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

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

Other Long-term Employee Benefits

Transformation Incentive Plan, or TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the Executive Compensation Committee, or ECC.

Long-term Incentive Plan, or LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out. Cycle 1 covers performance period from 2022 to 2024. Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

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

•
COVID-19 Related Rent Concessions

Beginning April 1, 2021, we applied the practical expedient where rent concessions as a result of the COVID-19 pandemic that meets all of the criteria below shall not be considered as a lease modification and accounted for any change in lease payments resulting from the COVID-19 related rent concession in the same way we would account for a change that is not a lease modification, i.e., as a variable lease payment. We continued to apply this for rent concessions beyond June 30, 2021.

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

Lessors have granted forgiveness on lease payments as an effect of the COVID-19 pandemic. The rent concessions for PLDT amounted to Php288 thousand, Php3 million and Php15 million for the years ended December 31, 2022, 2021 and 2020, respectively. The rent concessions for Smart and DMPI amounted to nil for each of the years ended December 31, 2022 and 2021 and Php122 million for the year ended December 31, 2020.

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

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. Unless the possibility of an outflow of resources embodying economic benefits is probable and measurable, they are disclosed in the notes to our consolidated financial statements . On the other hand, contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

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

a.
Replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies; and
b.
Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

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

An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented for annual reporting periods on or after January 1, 2023. Early application is permitted.

The amendments will have no impact on our consolidated financial statements.

Effective beginning on or after January 1, 2024

•
Amendments to IAS 1, Classification of Liabilities as Current or Noncurrent

The amendments clarify:

a.
That only covenants with which an entity must comply on or before reporting date will affect a liability's classification as current or non-current;
b.
That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
c.
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. We are currently assessing the impact the amendments will have on current practice.

•
Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

The amendments specify how a seller-lessee measures the lease liability arising in a sale and leaseback transaction in a way that it does not recognize any amount of the gain or loss that relates to the right of use retained.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. Earlier adoption is permitted and that fact must be disclosed.

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

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio and those sales are more than insignificant in value, of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

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

The presentation currency of the PLDT Group is the Philippine Peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under the PLDT Group is the Philippine Peso, except for (a) FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which use the Singaporean Dollar; (c) AGS Indonesia, which uses the Indonesian Rupiah; and (d) PLDT Malaysia Sdn Bhd, which use the Malaysian Ringgit.

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

Total depreciation of ROU assets amounted to Php5,716 million, Php5,388 million and Php4,940 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total lease liabilities amounted to Php42,435 million and Php21,686 million as at December 31, 2022 and 2021, respectively. See Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in IFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed in 2023. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

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

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank Holdcos) requires affirmative vote of at least one director nominated by both PCEV and VIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Assessment of loss of control over PG1

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

As a result of the acquired equity interest of Philex Mining Corporation, MPIC, and Roxas Holdings, Inc. in PG1, PLDT’s ownership interest was diluted to 47.6%. In addition, PG1 appointed a new director bringing the total number of PG1 directors to nine. PLDT retained four out of nine total board seats. Consequently, as at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as investment in associate. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PLDT in PG1.

As at December 31, 2022 and 2021, PLDT holds 47.6% and 65.3% interest over PG1, respectively.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare. See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures. Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in IFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each has the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. See Note 11 – Investments in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2022 and 2021.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2022 and 2021.

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

CREATE Act

On March 26, 2021, the Philippine President signed into law Republic Act No. 11534, or the CREATE Act, which introduced reforms to the corporate income tax and incentives systems. It took effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation, or on April 11, 2021.

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

•
Based on the provisions of BIR Revenue Regulations (RR) No. 05-2021 dated April 8, 2021, the applicable statutory tax rate for the calendar year ended December 31, 2020 is 27.5%. This resulted in a reduction of provision for current income tax amounting to Php485 million, which was reflected as an adjustment in the 2020 Annual Income Tax Returns; and
•
Deferred income tax assets and liabilities as at December 31, 2020 are remeasured using the applicable statutory tax rate of 25% under the CREATE Act. This resulted in lower net deferred income tax assets and liabilities as at December 31, 2020 of Php3,125 million and additional provision for deferred income tax of Php579 million.

The above adjustments in income tax provision were recognized in the first quarter of 2021. Meanwhile, the tax rates provided for under the CREATE Act were used for the years ended December 31, 2022 and 2021.

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

Our lease liabilities amounted to Php42,435 million and Php21,686 million as at December 31, 2022 and 2021, respectively. See Note 10 – Leases.

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

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which were the 2G technology-related equipment in preparation for the shutdown of said technology. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million, Php1,397 million and Php1,458 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting to low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result to further re-assessment of the EUL for the 3G technology assets were fully written down. As a result, Smart recognized additional depreciation expense of Php9,421 million, Php1,406 million and Php3,035 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes. As a result, PLDT recognized additional depreciation expense of Php1,028 million for the year ended December 31, 2020.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements. As a result, Smart recognized additional depreciation expense of Php1,138 million in the fourth quarter of 2021.

In 2022, Smart conducted an enterprise-wide network asset physical verification activity wherein certain assets have been identified, which are expected not to utilized moving forward and will have to be decomponetized and possible to be dismantled. As a result, Smart recognized additional depreciation expense of Php3,044 million.

In 2022, certain softwares and related services were upgraded as a result of IT system updates for the data link repository program of the data transformation. These replaced software and services that are to expire in 2023 to support various projects like e-load, rating and charging Online Charging System, System Application Products, value-added services and software and services related to Trident. As a result, we recognized additional depreciation expense of Php2,122 million.

In 2022, PLDT embarked on the re-development of its Makati Offices to transform both Ramon Cojuangco Building and Makati General Office into a modern, ecologically sustainable, and open campus-type headquarters. Part of the renovation is the moveout and modernization of network equipment. As a result, PLDT and Smart recognized additional depreciation expense of Php1,798 million and Php46 million, respectively, in the second quarter of 2022.

In addition, PLDT accelerated the depreciation of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. The following are the 2022 PLDT initiatives:

•
PLDT have stopped selling copper facilities to subscribes and stopped investing on infrastructure to Vectored Very High-Speed Digital Subscribers, or VVDSL, and migrating to Fiber Optic facilities as new offering to new subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php9,711 million in 2022.

•
PLDT continued network upgrades, and fortification of fiber optic cables to utilize better physical routes to increase the reach, capacity and network compatibility with higher bandwidth transport equipment by replacing the old existing aerial and underground fiber cables that are no longer viable as they cannot deliver and meet service requirements for our subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php3,215 million in 2022.
•
PLDT replaced the legacy Optical Line Terminal, or OLT, which delivers internet connectivity to our subscriber with OLT that has more advanced and much higher capacity fiber access equipment. As a result, PLDT recognized additional depreciation expense amounting to Php786 million in 2022.
•
Both PLDT and Smart carried out the modernization of some key core network equipment and facilities through significant upgrades and expansion of hardware for more flexibility and better equipped for other functionalities. As a result, PLDT and Smart recognized additional depreciation expenses amounting to Php525 million and Php1,334 million, respectively, in 2022.
•
Furthermore, both PLDT and Smart laid out the Transport Network Transformation, a new system ready to serve the traffic of existing and incoming subscribers of fixed and wireless business with enhanced reliability, footprint and operational simplicity. This replaced the legacy network system that resulted in PLDT and Smart recognizing additional depreciation expenses amounting to Php14,128 million and Php5,074 million, respectively, in 2022.

The total depreciation and amortization of property and equipment amounted to Php92,998 million, Php46,781 million and Php42,540 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php292,745 million and Php302,736 million as at December 31, 2022 and 2021, respectively. See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

The total amortization of intangible assets with finite lives amounted to Php228 million, Php2,822 million and Php2,496 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,388 million and Php1,156 million as at December 31, 2022 and 2021, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statement. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique while the valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 14 – Investment Properties.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php748 million and Php901 million as at December 31, 2022 and 2021, respectively. Total consolidated benefit from deferred income tax amounted to Php4,175 million for the year ended December 31, 2022, while total consolidated provision for deferred income tax amounted to Php2,348 million and Php3,989 million for the years ended December 31, 2021 and 2020, respectively. Total consolidated recognized net deferred income tax assets amounted to Php17,636 million and Php13,385 million as at December 31, 2022 and 2021, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

Total provision for expected credit losses for trade and other receivables amounted to Php5,156 million, Php3,737 million and Php6,446 million for the years ended December 31, 2022, 2021 and 2020, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php26,255 million and Php21,790 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total impairment losses for contract assets amounted to Php227 million, Php253 million and Php266 million for the years ended December 31, 2022, 2021 and 2020, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php2,233 million and Php2,251 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses – Contract Balances.

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

Net consolidated pension benefit costs amounted to Php1,749 million, Php2,213 million and Php2,218 million for the years ended December 31, 2022, 2021 and 2020, respectively. The prepaid benefit costs amounted to Php1,598 million and Php1,018 million as at December 31, 2022 and 2021, respectively. The accrued benefit costs amounted to Php1,745 million and Php7,760 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out. Cycle 1 covers performance period from 2022 to 2024. Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final of the terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php1,272 million for the year ended December 31, 2022 and the expense accrued for TIP amounted to Php1,186 million and Php1,134 million for the years ended December 31, 2021 and 2020, respectively.

The accrued incentive payable amounted to Php1,294 million and Php2,384 million as at December 31, 2022 and 2021, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,514 million and Php2,121 million as at December 31, 2022 and 2021, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2022 amounted to Php3,851 million and Php203,459 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2021 amounted to Php3,067 million and Php244,568 million, respectively. See Note 28 – Financial Assets and Liabilities.

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
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT and its subsidiaries; full-service customer rewards and loyalty programs provided by MRSI; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The chief operating decision maker, which we refer to as the Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the year is measured consistent with net income in our consolidated financial statements.

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

EBITDA margin for the year is measured as EBITDA divided by service revenues.

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

Telco core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in VIH losses, asset sales, and accelerated depreciation. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

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

EBITDA, EBITDA margin, core income and core EPS are non-IFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS. The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2022, 2021 and 2020, and as at December 31, 2022 and 2021 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2022
Revenues
External customers	103,482	101,763	—	—	205,245
Service revenues	95,060	101,167	—	—	196,227
Non-service revenues	8,422	596	—	—	9,018
Inter-segment transactions	792	26,949	—	(27,741)	—
Service revenues	792	26,949	—	(27,741)	—
Non-service revenues	—	—	—	—	—
Total revenues	104,274	128,712	—	(27,741)	205,245

Results
Depreciation and amortization	52,660	55,790	—	(9,736)	98,714
Asset impairment	1,173	4,933	1	—	6,107
Interest income	451	202	14	(14)	653
Equity share in net losses of associates and joint ventures	—	(253)	(3,051)	—	(3,304)
Financing costs – net	8,349	6,107	—	(2,690)	11,766
Provision for (benefit from) income tax	3,793	(1,025)	(134)	140	2,774
Net income (loss) / Segment profit (loss)	15,104	16,185	(2,669)	(17,885)	10,735
EBITDA	53,260	50,382	(12)	(9,685)	93,945
EBITDA margin	56%	39%	—	—	48%
Core income (loss)	13,034	38,448	(2,959)	(17,956)	30,567
Telco core income (loss)	13,034	37,970	68	(17,956)	33,116

Assets and liabilities
Operating assets	310,549	257,976	10,768	(24,313)	554,980
Investments in associates and joint ventures	40	43,304	8,202	—	51,546
Deferred income tax assets – net	6,871	9,280	53	1,432	17,636
Total assets	317,460	310,560	19,023	(22,881)	624,162
Operating liabilities	246,170	272,489	1,630	(10,292)	509,997
Deferred income tax liabilities	—	204	—	—	204
Total liabilities	246,170	272,693	1,630	(10,292)	510,201

Other segment information
Capital expenditures, including capitalized interest (Note 9)(a)	46,636	50,174	—	—	96,810

(a) Net of additions subject to sale and leaseback from tower companies.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2021
Revenues
External customers	105,492	87,765	—	—	193,257
Service revenues	98,512	87,239	—	—	185,751
Non-service revenues	6,980	526	—	—	7,506
Inter-segment transactions	1,127	29,298	—	(30,425)	—
Service revenues	1,127	29,290	—	(30,417)	—
Non-service revenues	—	8	—	(8)	—
Total revenues	106,619	117,063	—	(30,425)	193,257

Results
Depreciation and amortization	40,459	22,139	—	(10,429)	52,169
Asset impairment	1,241	3,743	1	—	4,985
Interest income	355	275	26	—	656
Equity share in net gains (losses) of associates and joint ventures	—	103	(1,204)	—	(1,101)
Financing costs – net	7,551	6,029	—	(3,166)	10,414
Provision for (benefit from) income tax	3,366	4,103	(270)	279	7,478
Net income (loss) / Segment profit (loss)	9,434	26,146	384	(9,288)	26,676
EBITDA	60,876	45,832	(7)	(10,801)	95,900
EBITDA margin	61%	39%	—	—	52%
Core income (loss)	13,645	26,298	(666)	(9,340)	29,937
Telco core income (loss)	13,645	25,736	192	(9,340)	30,233

Assets and liabilities
Operating assets	299,513	285,083	7,351	(32,368)	559,579
Investments in associates and joint ventures	39	43,519	9,806	—	53,364
Deferred income tax assets – net	4,695	8,433	(81)	338	13,385
Total assets	304,247	337,035	17,076	(32,030)	626,328
Operating liabilities	213,219	293,162	1,023	(8,710)	498,694
Deferred income tax liabilities	—	169	—	—	169
Total liabilities	213,219	293,331	1,023	(8,710)	498,863

Other segment information
Capital expenditures, including capitalized interest (Note 9)	36,898	52,085	—	—	88,983

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)

December 31, 2020
Revenues
External customers	101,789	79,215	—	—	181,004
Service revenues	95,748	77,886	—	—	173,634
Non-service revenues	6,041	1,329	—	—	7,370
Inter-segment transactions	2,422	19,524	—	(21,946)	—
Service revenues	2,422	19,524	—	(21,946)	—
Non-service revenues	—	—	—	—	—
Total revenues	104,211	98,739	—	(21,946)	181,004

Results
Depreciation and amortization	35,134	19,383	—	(7,037)	47,480
Asset impairment	2,196	5,490	1	(41)	7,646
Interest income	537	636	92	(55)	1,210
Equity share in net gains (losses) of associates and joint ventures	—	(50)	2,378	—	2,328
Financing costs – net	6,886	6,059	55	(2,914)	10,086
Provision for (benefit from) income tax	4,536	3,734	(617)	788	8,441
Net income (loss) / Segment profit (loss)	15,166	14,509	(318)	(4,777)	24,580
EBITDA	60,272	33,405	(12)	(7,507)	86,158
EBITDA margin	61%	34%	—	—	50%
Core income (loss)	16,440	15,463	193	(4,967)	27,129
Telco core income (loss)	17,217	13,649	2,188	(4,967)	28,087

Assets and liabilities
Operating assets	219,412	319,384	6,371	(41,000)	504,167
Investments in associates and joint ventures	40	43,690	8,393	—	52,123
Deferred income tax assets – net	6,943	11,628	(350)	1,335	19,556
Total assets	226,395	374,702	14,414	(39,665)	575,846
Operating liabilities	227,687	274,614	1,457	(48,303)	455,455
Deferred income tax liabilities	23	330	—	373	726
Total liabilities	227,710	274,944	1,457	(47,930)	456,181

Other segment information
Capital expenditures, including capitalized interest (Note 9)	33,118	38,786	—	—	71,904

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in million pesos)
Consolidated net income	10,735	26,676	24,580
Add (deduct) adjustments:
Depreciation and amortization (Notes 9 and 10)	98,714	52,169	47,480
Financing costs – net (Note 5)	11,766	10,414	10,086
Foreign exchange losses (gains) – net (Notes 5 and 28)	4,685	3,890	(1,488)
Equity share in net losses of associates and joint ventures (Note 11)	3,304	1,101	2,328
Provision for income tax (Note 7)	2,774	7,478	8,441
Other non-recurring expenses	504	148	—
Amortization of intangible assets (Note 15)	228	2,822	2,496
Interest income (Note 5)	(653)	(656)	(1,210)
Loss (gains) on derivative financial instruments – net (Note 28)	(2,322)	(1,400)	378
Other income (expenses) – net	(35,790)	(6,742)	(6,933)
Net loss (gain) on debt modification (Note 5)	295	(1,372)	—
VIH gain on dilution of shares (Notes 5 and 11)	(660)	(826)	(394)
Income from prescription of preferred shares redemption liability (Note 20)	(7,839)	—	—
Gain on sale and leaseback of telecom towers – gross of expenses (Note 9)	(25,234)	—	—
Others	(2,352)	(4,544)	(6,539)
Total adjustments	83,210	69,224	61,578
Consolidated EBITDA	93,945	95,900	86,158

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in million pesos)
Consolidated net income	10,735	26,676	24,580
Add (deduct) adjustments:
Accelerated depreciation	51,204	1,110	—
Manpower rightsizing program, or MRP (Note 5)	5,028	269	2,625
Foreign exchange losses – net (Notes 5 and 28)	4,685	3,890	(1,488)
Other non-recurring expenses	810	—	—
Net loss (gain) on debt modification – net of amortization of debt discount/premium	470	(1,339)	—
Impairment of investments and investment derecognized (Notes 11 and 12)	50	60	659
Sun Trademark amortization (Note 15)	—	2,628	1,877
Losses from changes in fair value of financial assets at FVPL	—	174	—
CREATE Act impact for prior year deferred taxes	—	(355)	—
Core income adjustment on equity share in net income of associates and joint ventures	(195)	(7)	(6)
Net income attributable to noncontrolling interests	(250)	(309)	(296)
Loss (gains) on derivative financial instruments – net, excluding hedge costs (Note 28)	(2,572)	(1,651)	284
Income from prescription of preferred shares redemption liability (Note 20)	(7,839)	—	—
Gain on sale and leaseback of telecom towers – net of expenses (Note 9)	(24,563)	—	—
Net tax effect of aforementioned adjustments	(6,996)	(1,209)	(1,106)
Total adjustments	19,832	3,261	2,549
Consolidated core income	30,567	29,937	27,129
Add (deduct) adjustments:
Share in VIH losses	3,239	1,981	1,954
Accelerated depreciation – net of tax	—	—	1,496
Loss on sale of Rocket Internet SE shares	—	—	364
Gain from condonation of debt	—	—	(240)
Gain on sale and leaseback of Smart Headquarters – net of tax	—	—	(2,293)
Gain on asset sales – net of tax (Note 5)	(30)	(983)	—
VIH gain on dilution – net of tax	(660)	(702)	(323)
Total adjustments	2,549	296	958
Telco core income	33,116	30,233	28,087

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2022, 2021 and 2020:

		2022		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Consolidated core EPS	141.20	141.20	138.29	138.29	125.29	125.29
Add (deduct) adjustments:
Gain on sale and leaseback of telecom towers – net of expenses	86.95	86.95	—	—	—	—
Income from prescription of preferred redemption liability	27.21	27.21	—	—	—	—
Gains on derivative financial instruments – net excluding hedge costs	8.93	8.93	5.73	5.73	(0.92)	(0.92)
Core income adjustment on equity share in net income of associates and joint ventures	0.90	0.90	0.03	0.03	0.03	0.03
CREATE Act impact on deferred taxes – net	—	—	1.64	1.64	—	—
Losses from changes in fair value of financial assets at FVPL	—	—	(0.81)	(0.81)	—	—
Sun Trademark amortization	—	—	(9.12)	(9.12)	(6.08)	(6.08)
Impairment of investments	(0.23)	(0.23)	(0.28)	(0.28)	(3.05)	(3.05)
Net gains (loss) on debt modification – net of amortization of debt discount/premium	(1.63)	(1.63)	4.65	4.65	—	—
Impairment of property and equipment	(3.60)	(3.60)	—	—	—	—
Foreign exchange losses – net	(16.26)	(16.26)	(13.50)	(13.50)	5.36	5.36
MRP	(17.46)	(17.46)	(1.02)	(1.02)	(8.51)	(8.51)
Accelerated depreciation	(177.75)	(177.75)	(3.85)	(3.85)	—	—
Total adjustments	(92.94)	(92.94)	(16.53)	(16.53)	(13.17)	(13.17)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	48.26	48.26	121.76	121.76	112.12	112.12

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in million pesos)
Wireless services
Service revenues:
Mobile	93,029	95,619	95,589
Home broadband	2,028	2,889	40
MVNO and others	3	4	119
	95,060	98,512	95,748
Non-service revenues:
Sale of mobile handsets and broadband data modems	8,422	6,980	6,041
Total wireless revenues	103,482	105,492	101,789
Fixed line services
Service revenues:
Voice	22,249	20,222	19,484
Data	78,692	66,760	58,064
Miscellaneous	226	257	338
	101,167	87,239	77,886
Non-service revenues:
Sale of computers, phone units and SIM cards	495	454	1,140
Point-product-sales	101	72	189
	596	526	1,329
Total fixed line revenues	101,763	87,765	79,215
Total revenues	205,245	193,257	181,004

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2022, 2021 and 2020.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the years ended December 31, 2022, 2021 and 2020:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2022
Type of good or service
Service revenue	95,852	128,116	—	(27,741)	196,227
Non-service revenue	8,422	596	—	—	9,018
Total revenues from contracts with customers	104,274	128,712	—	(27,741)	205,245

Timing of revenue recognition
Transferred over time	95,852	128,116	—	(27,741)	196,227
Transferred at a point time	8,422	596	—	—	9,018
Total revenues from contracts with customers	104,274	128,712	—	(27,741)	205,245

December 31, 2021
Type of good or service
Service revenue	99,639	116,529	—	(30,417)	185,751
Non-service revenue	6,980	534	—	(8)	7,506
Total revenues from contracts with customers	106,619	117,063	—	(30,425)	193,257

Timing of revenue recognition
Transferred over time	99,639	116,529	—	(30,417)	185,751
Transferred at a point time	6,980	534	—	(8)	7,506
Total revenues from contracts with customers	106,619	117,063	—	(30,425)	193,257

December 31, 2020
Type of good or service
Service revenue	98,170	97,410	—	(21,946)	173,634
Non-service revenue	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

Timing of revenue recognition
Transferred over time	98,170	97,410	—	(21,946)	173,634
Transferred at a point time	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

Contract Balances

Contract balances as at December 31, 2022 and 2021 consists of the following:

	2022	2021
		(in million pesos)
Trade and other receivables (Note 17)	39,916	35,625
Contract assets	2,278	2,306
Contract liabilities and unearned revenues (Notes 22 and 24)	17,114	13,621

The increase in gross trade and other receivables of Php4,291 million as at December 31, 2022 was primarily due to the billing of new connections/installations.

The decrease of Php28 million in contract assets as at December 31, 2022 was due to more subscribers availing devices with cash out/amortization resulting to lower IFRS adjustment.

The increase of Php3,493 million in contract liabilities and unearned revenues as at December 31, 2022 was mainly due to installation fees charged for new contracts and new IRU contract.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
		(in million pesos)
Balances at beginning of the year	55	92	70
Provisions	4	32	—
Reclassification	(14)	(69)	22
Balances at end of the year	45	55	92

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Balances at beginning of the year	13,621	9,571	8,483
Deferred during the year	123,218	138,346	127,160
Recognized as revenue during the year	(119,725)	(134,296)	(126,072)
Balances at end of the year	17,114	13,621	9,571

The contract liabilities and unearned revenues accounts as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Unearned revenues from prepaid contracts	5,842	6,716
Leased facilities	4,938	2,045
Short-term advances for installation services	4,180	2,355
Advance monthly service fees	2,136	2,476
Long-term advances from equipment	18	29
Total contract liabilities and unearned revenues	17,114	13,621

Contract liabilities:
Noncurrent (Note 22)	204	223
Current (Note 24)	5	21

Unearned revenues:
Noncurrent (Note 22)	7,411	3,335
Current (Note 24)	9,494	10,042

Unearned revenues on leased circuits pertain to prepayments for various leased circuit contracts. See Note 25 – Related Party Transactions.

As at December 31, 2022, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php7,615 million and Php9,499 million, respectively, while as at December 31, 2021, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php3,558 million and Php10,063 million, respectively.

Incremental Costs to Obtain Contracts

As at December 31, 2022, the noncurrent and current portion of capitalized commissions amounted to Php5,125 million and Php1,161 million, respectively, while as at December 31, 2021, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php4,042 million and Php817 million, respectively. See Note 19 – Prepayments. The amortization of capitalized commissions amounted to Php980 million, Php556 million and Php251 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Compensation and employee benefits	29,812	25,344	26,833
Repairs and maintenance (Notes 14, 18 and 25)	28,981	24,653	21,555
Professional and other contracted services (Note 25)	8,845	8,371	7,307
Selling and promotions (Note 25)	6,560	6,716	6,542
Taxes and licenses	4,059	4,331	5,495
Rent (Notes 10 and 25)	2,031	2,231	1,384
Insurance and security services (Note 25)	1,588	1,739	1,699
Communication, training and travel (Note 25)	1,479	977	903
Amortization of intangible assets (Note 15)	228	2,822	2,496
Other expenses	1,721	1,119	1,041
Total selling, general and administrative expenses	85,304	78,303	75,255

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Salaries and other employee benefits	21,763	21,676	20,856
MRP	5,028	269	2,625
Pension benefit costs (Note 26)	1,749	2,213	2,218
Incentive plan (Note 26)	1,272	1,186	1,134
Total compensation and employee benefits	29,812	25,344	26,833

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

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	9,775	8,286	8,275
Cost of services (Note 18)	3,488	3,492	2,991
Cost of point-product-sales (Note 18)	1,254	1,563	1,029
Total cost of sales and services	14,517	13,341	12,295

Asset Impairment

Asset impairment for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Trade and other receivables (Note 17)	5,156	3,737	6,446
Inventories and supplies (Note 18)	414	847	934
Property and equipment (Note 9)	309	148	—
Contract assets	227	253	266
Prepayments	1	—	—
Total asset impairment	6,107	4,985	7,646

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Gain on sale and leaseback of telecom towers – gross of expenses (Note 9)	25,234	—	—
Income from prescription of preferred shares redemption liability (Note 20)	7,839	—	—
Gains (losses) on derivative financial instruments – net (Note 28)	2,322	1,400	(378)
Reversal of provisions	1,135	2,594	2,679
Gain on dilution of shares (Note 11)	660	826	394
Interest income	653	656	1,210
Gain on deconsolidation of PG1 (Note 11)	377	—	—
Gain on sale of property and equipment (Note 9)	148	884	3,369
Gain on change in fair value of Phunware, Inc., or Phunware (Note 12)	—	306	—
Gain on sale of Phunware	—	115	—
Gain (loss) on debt modification(1)	(295)	1,372	—
Equity share in net losses of associates and joint ventures (Note 11)	(3,304)	(1,101)	(2,328)
Foreign exchange gains (losses) – net (Note 28)	(4,685)	(3,890)	1,488
Financing costs – net	(11,766)	(10,414)	(10,086)
Others – net (Notes 11, 12 and 14)	692	645	491
Total other income (expenses) – net	19,010	(6,607)	(3,161)

(1) PLDT and Smart re-negotiated terms of selected outstanding Philippine Peso loans in 2022 and 2021. Under IFRS 9, the difference of the current carrying value and the present value of the modified cash flows of the loan should be recognized as a gain or loss on debt modification.

Interest Income

Interest income for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Interest income arising from revenue contracts with customers	294	299	414
Interest income on cash and cash equivalents (Note 16)	255	269	560
Interest income on financial instruments at amortized cost (Note 13)	59	13	143
Interest income on financial instruments at FVPL	12	23	8
Interest income on financial instruments at FVOCI	—	2	70
Interest income – others	33	50	15
Total interest income	653	656	1,210

Financing Costs – Net

Financing costs – net for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
		(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	10,860	10,482	10,333
Accretion on lease liabilities (Note 10)	2,064	1,170	1,125
Accretion on financial liabilities	375	239	146
Financing charges	215	105	79
Capitalized interest (Notes 9 and 29)	(1,748)	(1,582)	(1,597)
Total financing costs – net	11,766	10,414	10,086

6. Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial investments at FVOCI – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Fair value adjustment on sale of property and equipment	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2022	366	(9)	(1,965)	544	—	(35,356)	(14)	(3)	(36,437)	15	(36,422)
Other comprehensive income (loss)	(217)	—	(2,544)	—	—	2,500	(6)	—	(267)	10	(257)
Closing of other comprehensive income cashflow hedges to retained earnings	—	—	1,222	—	—	—	—	—	1,222	—	1,222
Balances as at December 31, 2022	149	(9)	(3,287)	544	—	(32,856)	(20)	(3)	(35,482)	25	(35,457)

Balances as at January 1, 2021	701	(9)	(1,202)	508	108	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Other comprehensive income (loss)	(335)	—	(763)	36	(108)	364	23	(2)	(785)	6	(779)
Balances as at December 31, 2021	366	(9)	(1,965)	544	—	(35,356)	(14)	(3)	(36,437)	15	(36,422)

Balances as at January 1, 2020	722	(9)	(896)	508	108	(31,763)	—	(38)	(31,368)	15	(31,353)
Other comprehensive income (loss)	(21)	—	(306)	—	—	(3,957)	(37)	37	(4,284)	(6)	(4,290)
Balances as at December 31, 2020	701	(9)	(1,202)	508	108	(35,720)	(37)	(1)	(35,652)	9	(35,643)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Net deferred income tax assets	17,636	13,385
Net deferred income tax liabilities	204	169

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Net deferred income tax assets:
Unearned revenues	6,305	3,022
Lease liability over ROU assets under IFRS 16	3,693	581
Unamortized past service pension costs	3,229	3,364
Accumulated provision for expected credit losses	2,814	2,920
Unrealized foreign exchange gains	1,509	403
Pension and other employee benefits	1,304	3,590
Accumulated write-down of inventories to net realizable values	544	662
Derivative financial instruments	248	(30)
NOLCO	165	10
Fixed asset impairment/depreciation due to shortened life of property and equipment	115	79
Excess MCIT over RCIT	103	1
Taxes and duties capitalized	(129)	(141)
Customer list and trademark	(197)	129
Capitalized charges and others	(2,067)	(1,205)
Total deferred income tax assets – net	17,636	13,385
Net deferred income tax liabilities:
Investment property	240	241
Unrealized foreign exchange gains	10	5
Others	(46)	(77)
Total deferred income tax liabilities	204	169

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Net deferred income tax assets – balances at beginning of the year	13,385	19,556
Net deferred income tax liabilities – balances at beginning of the year	(169)	(726)
Net balances at beginning of the year	13,216	18,830
Benefit from (provision for) deferred income tax	4,175	(2,348)
Movement charged directly to other comprehensive loss	(148)	(3,239)
Others	189	(27)
Net balances at end of the year	17,432	13,216
Net deferred income tax assets – balances at end of the year	17,636	13,385
Net deferred income tax liabilities – balances at end of the year	(204)	(169)

The impact of the change in tax rates in our deferred income tax assets and liabilities under the CREATE law is included in the deferred income tax assets charged directly to other comprehensive income and provision for deferred income tax.

The analysis of our consolidated net deferred income tax assets as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	15,336	10,127
Deferred income tax assets to be recovered within 12 months	2,300	3,258
	17,636	13,385

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(221)	(173)
Deferred income tax liabilities to be settled within 12 months	17	4
Net deferred income tax liabilities	(204)	(169)

Provision for (benefit from) income tax for the years ended December 31, 2022, 2021 and 2020 consist of:

	2022	2021	2020
		(in million pesos)
Current	6,949	5,130	4,452
Deferred (Note 3)	(4,175)	2,348	3,989
	2,774	7,478	8,441

The impact of the application of MCIT amounting to Php5 million, Php2 million and Php1,426 million for the years ended December 31, 2022, 2021 and 2020, respectively, was considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Provision for income tax at the applicable statutory tax rate	3,377	8,538	9,906
Tax effects of:
Equity share in net loss (income) of associates and joint ventures	427	(284)	(20)
Nondeductible expenses	145	558	144
Loss (income) not subject to income tax	16	(50)	(27)
NOLCO/MCIT expiration	3	248	352
Tax adjustment due to CREATE	—	94	—
Special deductible items and income subject to lower tax rate	(141)	(204)	(537)
Income subject to final tax	(185)	(186)	(189)
Difference between Optional Standard Deduction, OSD, and itemized deductions	(765)	(610)	(426)
Net movement in unrecognized deferred income tax assets and other adjustments	(103)	(626)	(762)
Actual provision for income tax	2,774	7,478	8,441

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Fixed asset impairment	1,271	1,286
Accumulated provision for expected credit losses	1,042	963
NOLCO	592	327
Pension and other employee benefits	101	75
Lease liability over ROU assets under IFRS 16	38	19
Unearned revenues	16	21
Excess MCIT over RCIT	15	22
Accumulated write-down of inventories to net realizable values	13	13
Interest on subordinated shareholder advances	—	(4)
Unrealized foreign exchange losses	(25)	28
Provisions	(114)	787
	2,949	3,537
Unrecognized deferred income tax assets	748	901

DMPI and ePLDT availed of the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI and ePLDT amounting to Php135 million and Php201 million as at December 31, 2022 and 2021, respectively, were not recognized.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2022 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2020	December 31, 2023	14	—
December 31, 2020	December 31, 2025	—	—
December 31, 2021	December 31, 2024	1	—
December 31, 2021	December 31, 2026	—	81
December 31, 2022	December 31, 2025	103	1,016
		118	1,097
NOLCO incurred by foreign affiliates which can be carried over indefinitely		—	155
		118	1,252
Consolidated tax benefits		118	313
Consolidated unrecognized deferred income tax assets		(15)	(148)
Consolidated recognized deferred income tax assets		103	165

The excess MCIT totaling Php118 million as at December 31, 2022 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to Php5 million, Php2 million and Php1,426 million for the years ended December 31, 2022, 2021 and 2020, respectively. The amount of expired MCIT amounted to Php3 million, nil and Php1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOLCO totaling Php1,252 million as at December 31, 2022 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php42 million, Php556 million and Php2,109 million for the years ended December 31, 2022, 2021 and 2020, respectively. The amount of expired NOLCO amounted to Php225 thousand, Php990 million and 1,170 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises stemming from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extends the carry-over of the NOLCO incurred in 2021 to 2022 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, the carry-over period for the expiration of NOLCO incurred in 2021 and 2022 amounting to Php81 million and Php1,016 million, respectively, has been extended to five years from the previous three years.

Registration with Clark Special Economic Zone

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992. As registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period. See Note 20 – Equity

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	10,485	10,485	26,367	26,367	24,284	24,284
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	10,426	10,426	26,308	26,308	24,225	24,225

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 5)	48.26	48.26	121.76	121.76	112.12	112.12

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

9.
Property and Equipment

Changes in property and equipment account for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
December 31, 2020
Cost	205,338	3,134	298,169	23,647	41,856	46,885	4,427	23,868	104	50,060	697,488
Accumulated depreciation, impairment and amortization	(147,048)	(2,585)	(186,566)	(18,674)	(35,260)	(29,545)	(279)	(16,651)	(12)	—	(436,620)
Net book value	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
December 31, 2020
Net book value at beginning of the year	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
Additions (Note 4)	1,306	906	141	145	570	5,678	43	23	145	80,026	88,983
Disposals/Retirements	(9)	(1)	(81)	(27)	(52)	—	(163)	—	—	—	(333)
Reclassifications	—	1,850	—	2,795	55	—	—	—	—	(4,554)	146
Impairment losses recognized during the year (Note 5)	(27)	—	(121)	—	—	—	—	—	—	—	(148)
Transfers and others	22,641	—	30,328	629	195	10,077	145	4,900	107	(69,022)	—
Translation differences charged directly to cumulative translation adjustments	—	—	1	—	(1)	—	—	1	—	—	1
Adjustments	8	—	—	(8)	—	—	—	—	—	—	—
Depreciation and amortization	(10,676)	(552)	(23,282)	(1,091)	(2,124)	(5,245)	(10)	(3,635)	(166)	—	(46,781)
Net book value at end of the year	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
December 31, 2021
Cost	229,160	5,896	327,195	26,838	40,586	62,595	4,451	27,099	355	56,510	780,685
Accumulated depreciation, impairment and amortization	(157,627)	(3,144)	(208,606)	(19,422)	(35,347)	(34,745)	(288)	(18,593)	(177)	—	(477,949)
Net book value	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
December 31, 2022
Net book value at beginning of the year	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
Additions (Note 4)	194	265	3,656	31	731	6,389	28	8	—	85,508	96,810
Telecom assets additions subject to subsequent sale and leaseback from tower companies	—	—	16,841	—	—	—	—	—	—	—	16,841
Disposals/Retirements	(5)	—	(6,529)	(1)	(158)	—	(7)	(20)	—	(7,976)	(14,696)
Reclassifications	11	—	—	—	—	—	—	—	—	(11)	—
Reclassifications to assets held-for-sale	—	—	(12,372)	—	—	—	—	—	—	(3,641)	(16,013)
Impairment losses recognized during the year (Note 5)	(112)	—	(66)	—	(131)	—	—	—	—	—	(309)
Transfers and others	32,323	666	24,155	724	412	8,445	120	8,092	21	(74,958)	—
Translation differences charged directly to cumulative translation adjustments	—	—	—	—	1	—	—	1	—	—	2
Adjustments	7	512	—	(2)	(240)	—	—	—	—	(5)	272
Acquisition through business combinations	—	—	—	23	77	—	—	—	—	—	100
Depreciation and amortization (Note 3)	(32,994)	(589)	(42,311)	(1,545)	(1,774)	(7,898)	(32)	(5,789)	(66)	—	(92,998)
Net book value at end of the year	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
December 31, 2022
Cost	261,429	7,338	328,729	26,788	40,572	77,429	4,591	35,095	377	55,427	837,775
Accumulated depreciation, impairment and amortization	(190,472)	(3,732)	(226,766)	(20,142)	(36,415)	(42,643)	(319)	(24,297)	(244)	—	(545,030)
Net book value	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,748 million, Php1,582 million and Php1,597 million for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 5 – Income and Expenses – Financing Costs – Net and Note 29 – Notes to the Statements of Cash Flows. The average interest capitalization rate used was approximately 4% for each of the years ended December 31, 2022, 2021 and 2020, respectively.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php351 million, Php29 million and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php83,055 million and Php77,201 million as at December 31, 2022 and 2021, respectively.

As at December 31, 2022, the estimated useful lives of our property and equipment are as follows:

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

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On April 19, 2022, Smart and DMPI signed Sale and Purchase Agreements, or SPAs, with a subsidiary of Edotco Group and a subsidiary of EdgePoint, or the TowerCos, in connection with the sale of 5,907 telecom towers and related passive telecommunication infrastructure for Php77 billion. Out of the total towers, 2,973 towers located primarily in Luzon, Visayas and Mindanao were acquired by Edotco Towers, Inc., a subsidiary of Edotco Group, and 2,934 towers located in Luzon were acquired by Comworks Infratech Corp., subsidiary of EdgePoint.

Concurrent with the execution of the SPAs, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the ToweCos is complemented by a commitment to place service orders for a total of 1,000 Build-To-Suit, or BTS, sites before December 31, 2025 and 50 comitted BTS sites each year for five years starting January 1, 2026, or another total of 500 BTS sites. Thus, total committed BTS sites with the TowerCos is 1,500. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. The first closing commenced in June 2022, with the final closing in 2023.

The following summarizes the completed sale of Smart and DMPI as at 2022:

Closing Date	Number of Tower Assets Sold	Cash Consideration	Net Book Value of Tower Assets (excluding taxes)
		(in million pesos)
June 1, 2022	3,012	39,228	12,937
August 1, 2022	1,013	13,190	5,253
September 1, 2022	151	1,801	1,606
October 3, 2022	259	3,529	1,377
December 9, 2022	230	2,744	1,701
	4,665	60,492	22,874

On the same day that the telecom towers were sold, the MSAs covering the leaseback arrangements for those towers became effective. As at December 31, 2022, we have completed the sale of 4,665 telecom towers representing 79% of the towers portfolio subject to the sale. As a result, we received total proceeds of Php60,492 million, and recognized gain on sale and leaseback amounting to Php24,563 million (or Php18,783 million after tax) and treated this as a non-core income.

The remaining telecom towers with net book value of Php7,125 million, subject to sale and purchase agreement until 2023, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statement of financial position as at December 31, 2022.

On February 10, 2023 and March 15, 2023, we completed additional sale of 287 and 95 telecom towers for a consideration of Php4,054 million and Php1,133 million, respectively, increasing the total completed sale and leaseback transaction to date to 85% of the towers portfolio subject to the sale.

Meanwhile, on December 15, 2022 and March 16, 2023, Smart and DMPI signed a new set of SPAs, with Unity Digital Infrastructure, or Unity, and Frontier Tower Associates Philippines Inc., or Frontier, respectively, in connection with the sale of 1,662 telecom towers and related passive telecom infrastructure for a total of Php21,309 million. Out of the total towers, 650 towers located primarily in Visayas and Mindanao were acquired by Unity and 1,012 towers located in Luzon were acquired by Frontier.

Concurrent with the execution of the SPAs, Smart also entered into MSAs with Unity and Frontier wherein Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, Unity and Frontier will also be responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with Unity is complemented by a commitment to place service orders for a total of 220 BTS sites within the next two to four years. Meanwhile, the sale and leaseback with Frontier includes a commitment to place service orders for 550 points of service within the next three to four years, of which 400 are co-locations and the balance for new BTS sites. With these additional sites from Unity and Frontier, total commitment with all TowerCos is for 2,270 sites. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. The first closing for both SPAs is expected to commence upon securing approval from the Philippine Competition Commission.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2022 are as follows:

Sites	1 – 30 years
International leased circuits(1)	1 – 11 years
Poles(2)	2 – 12 years
Domestic leased circuits(3)	1 – 10 years
Office buildings	1 – 25 years
Co-located sites	3 – 7 years

(1)
As at December 31, 2021, the estimated useful life ranges from 1-10 years.
(2)
As at December 31, 2021, the estimated useful life ranges from 1-12 years.
(3)
As at December 31, 2021, the estimated useful life ranges from 1-10 years.

Our consolidated rollforward analysis of ROU assets as at December 31, 2022 and 2021 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Sale and Leaseback Adjustment	Total
	(in million pesos)
December 31, 2021
Costs:
Balances at beginning of the year	17,854	4,288	3,370	1,294	1,781	9	—	28,596
Additions (Note 29)	5,967	226	47	890	184	—	—	7,314
Modifications	107	33	230	(309)	(9)	1	—	53
Asset retirement obligation	211	—	—	—	2	—	—	213
Currency translation	—	—	—	—	1	—	—	1
Disposals	(1)	—	(16)	—	(6)	—	—	(23)
Terminations	(1,045)	(290)	—	(143)	(284)	—	—	(1,762)
Balances at end of the year	23,093	4,257	3,631	1,732	1,669	10	—	34,392

Accumulated depreciation and amortization:
Balances at beginning of the year	(6,556)	(1,346)	(967)	(427)	(993)	(4)	—	(10,293)
Terminations	889	148	—	35	281	—	—	1,353
Disposals	1	—	16	—	6	—	—	23
Currency translation	—	—	—	—	(1)	—	—	(1)
Modifications	(1)	—	—	—	(4)	—	—	(5)
Depreciation (Note 3)	(2,999)	(816)	(678)	(574)	(319)	(2)	—	(5,388)
Balances at end of the year	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	—	(14,311)
Net book value as at December 31, 2021	14,427	2,243	2,002	766	639	4	—	20,081

December 31, 2022
Costs:
Balances at beginning of the year	23,093	4,257	3,631	1,732	1,669	10	—	34,392
Additions (Note 29)	32,735	402	116	851	165	5	—	34,274
Business combination	90	—	—	—	—	—	—	90
Currency translation	—	—	—	—	1	—	—	1
Disposals	—	—	—	—	(5)	—	—	(5)
Asset retirement obligation	(1,412)	—	—	—	(95)	—	—	(1,507)
Modifications	(7)	(106)	432	(8)	1	—	(12,776)	(12,464)
Terminations	(12,196)	(294)	—	(139)	(316)	—	—	(12,945)
Balances at end of the year	42,303	4,259	4,179	2,436	1,420	15	(12,776)	41,836

Accumulated depreciation and amortization:
Balances at beginning of the year	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	—	(14,311)
Terminations	4,931	150	—	71	293	—	—	5,445
Charge from asset retirement obligation	1,545	—	—	—	103	—	—	1,648
Disposals	—	—	—	—	5	—	—	5
Currency translation	—	—	—	—	(1)	—	—	(1)
Modifications	—	—	—	—	(10)	—	—	(10)
Business combination	(33)	—	—	—	—	—	—	(33)
Depreciation (Note 3)	(3,824)	(832)	(875)	(475)	(347)	(3)	640	(5,716)
Balances at end of the year	(6,047)	(2,696)	(2,504)	(1,370)	(987)	(9)	640	(12,973)
Net book value as at December 31, 2022	36,256	1,563	1,675	1,066	433	6	(12,136)	28,863

As disclosed in Note 9 – Property and Equipment, on the sale and leaseback of telecom towers, Smart and DMPI signed SPAs with the TowerCos in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure, with the concurrent execution of MSAs with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years.

In June 2022, August 2022, September 2022, October 2022 and December 2022, the MSAs covering the leaseback arrangements of 3,012, 1,013, 151, 259 and 230 telecom towers, respectively, became effective. As a result, we recognized a net increase in lease liability by Php27,761 million and a net increase in our ROU assets by Php14,984 million, the difference represents the rights retained by PLDT Group over the telecom assets leased back from the tower companies. The ROU assets relating to leasehold land with net book value of Php1,646 million and the related lease liabilities amounting to Php1,506 million were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at December 31, 2022.

Common Tower Pilot, or CTP, Program

In January 2020, Smart partnered with several TowerCos duly-accredited by the Department of Information and Communications Technology and launched the CTP Program with the objective of faster new site roll-outs and reduced upfront CAPEX spending.

In the same year, Smart entered into MSAs with these TowerCos. Under the agreement, the TowerCos will handle site acquisition and permitting, site development works, construction and permanent electrification of the towers. Effective 30 days after the sites are Ready For Telecommunication Installation, or RFTI, Smart will be liable to settle a monthly fixed fee covering rental and maintenance costs for a contract term of 15 years. The monthly fee will be subject to agreed escalation rates with the TowerCos. As anchor tenant, Smart will also be entitled to colocation discounts when additional tenants come on board.

Upon launching of the program, the original CTP commitment covered 200 sites. This was later on increased to 936 BTS sites. As at December 31, 2022, Smart has issued service orders, or SOs, corresponding to 464 BTS sites.

The table below enumerates the selected TowerCos and number of BTS sites with SOs under the program:

Tower Providers	Number of Sites Awarded
Unity Digital Infrastructure	50
Alt-Global-Solutions, Inc.	34
Transcend Towers Infrastructure (Philippines) Inc.	13
Communication and Renewable Energy Infrastructure Phils. Inc.	67
Edotco Towers Inc.	10
Frontier Tower Associates Philippines, Inc.	84
ISON Tower Ltd. Inc.	108
MIESCOR Infrastructure Development Corporation	38
Phil-Tower Consortium Inc.	55
SBA Towers Philippines, Inc.	5

As at December 31, 2022, a total of 210 BTS sites are classified as RFTI, out of which 106 BTS sites are ready for service.

The following amounts are recognized in our consolidated income statements for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in million pesos)
Depreciation expense of ROU assets (Note 3)	5,716	5,388	4,940
Interest expense on lease liabilities (Note 5)	2,064	1,170	1,125
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	1,440	1,459	618
Variable lease payments (included in general and administrative expenses) (Note 5)	589	771	764
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	2	1	2
Total amount recognized in consolidated income statements	9,811	8,789	7,449

Our consolidated rollforward analysis of lease liabilities as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Balances at beginning of the year	21,686	20,025
Additions (Note 29)	34,277	7,314
Accretion on lease liabilities (Note 5)	2,064	1,170
Lease modifications	317	33
Foreign exchange gains – net	215	147
Business combination	46
Adjustment	—	11
Reclassed to lease liabilities held-for-sale	(1,668)	—
Termination	(6,171)	(467)
Settlement of obligations	(8,331)	(6,547)
Balances at end of the year (Notes 3 and 29)	42,435	21,686
Less current portion of lease liabilities (Note 28)	10,477	4,555
Noncurrent portion of lease liabilities (Note 28)	31,958	17,131

We had total cash outflows for leases of Php8,331 million, Php6,547 million and Php5,781 million for the years ended December 31, 2022, 2021 and 2020, respectively. We also had non-cash additions to ROU assets of Php34,274 million and Php7,314 million as at December 31, 2022 and 2021, respectively. We had non-cash additions to lease liabilities of Php34,277 million and Php7,314 million as at December 31, 2022 and 2021, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29 – Notes to the Statements of Cash Flows.

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

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 14 – Investment Properties. These leases have term of five years. All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized by us amounted to Php51 million, Php48 million and Php51 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at December 31, 2022 and 2021 are as follows.

	2022	2021
		(in million pesos)
Within one year	57	51
After one year but not more than five years	—	—
More than five years	—	—
	57	51

11.
Investments in Associates and Joint Ventures

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,855	9,984
VIH	7,959	7,080
Appcard, Inc., or Appcard	108	110
Asia Outsourcing Beta Limited, or Beta	—	32
PG1	—	—
Digitel Crossing, Inc., or DCI	—	—
AF Payments, Inc., or AFPI	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	17,922	17,206
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,584	33,596
Telecommunications Connectivity, Inc., or TCI	40	39
Multisys	—	2,521
PFC	—	1
VFC	—	1
	33,624	36,158
Total carrying value of investments in associates and joint ventures	51,546	53,364

(1)
Including subscription payable of Php620 million as at December 31, 2021.

Changes in the cost of investments for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Balances at beginning of the year	61,986	60,110
Additions during the year	3,514	1,777
Disposals	(2,421)	—
Translation and other adjustments	(59)	99
Balances at end of the year	63,020	61,986

Changes in the accumulated impairment losses for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Balances at beginning of the year	2,755	2,603
Additions during the year (Note 4)	50	60
Translation and other adjustments	—	92
Balances at end of the year	2,805	2,755

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Balances at beginning of the year	(5,867)	(5,384)
Share in the other comprehensive income (losses) of associates and joint ventures accounted for using the equity method	(6)	23
Disposals	(37)	—
Equity share in net losses of associates and joint ventures:	(3,304)	(1,101)
VTI, Bow Arken and Brightshare	74	971
TCI	1	(1)
DCI	—	33
VFC	(1)	—
Appcard	(2)	8
PFC	(2)	—
Multisys	(95)	55
PG1	(124)	—
MediaQuest PDRs	(129)	70
VIH	(3,026)	(2,237)
Translation and other adjustments	545	595
Balances at end of the year	(8,669)	(5,867)

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

In June 2013, ePLDT’s Board of Directors approved additional Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,855 million and Php9,984 million as at December 31, 2022 and 2021, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020:

	2022	2021
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	21,910	22,402
Current assets	8,612	7,942
Noncurrent liabilities	2,418	2,304
Current liabilities	11,706	11,440
Equity(1)	16,398	16,600
Carrying amount of interest in Satventures	9,854	9,984
Additional Information:
Cash and cash equivalents	688	749
Current financial liabilities(2)	986	386
Noncurrent financial liabilities(2)	1,148	1,319

(1)
Including Php1 billion deposit for preferred stock subscriptions by Mediaquest in 2021.
(2)
Excluding trade, other payables and provisions.

	2022	2021	2020
		(in million pesos)
Income Statements:
Revenues	11,189	11,467	9,127
Depreciation and amortization	1,424	1,268	1,049
Interest income (loss)	(3)	2	16
Interest expense	212	219	241
Provision for income tax	16	200	153
Net income (loss)	(203)	110	260
Other comprehensive income	—	—	—
Total comprehensive income (loss)	(203)	110	260
Equity share in net income (loss) of Satventures	(130)	70	166

Investment of PCEV in VIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)
PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase 53 million ordinary shares of VIH representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million;
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

Loss of Control over VIH

In 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR, Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, International Finance Corporation, or IFC, and IFC Emerging Asia Fund, or IFC EAF, a fund managed by IFC Asset Management Company, or IFC AMC, entered into subscription agreements to subscribe VIH’s Convertible Class A preferred shares with a total subscription price amounting to US$215 million. As a result, PCEV’s ownership was diluted to 48.74% and retained two out of five BOD seats in VIH, which resulted in a loss of control. Consequently, PCEV accounted for its remaining interest in VIH as an investment in an associate.

On June 17, 2020, VIH appointed a new director, representing IFC, bringing the total number of BOD seats in VIH to six. PCEV still holds two out of the six BOD seats after the appointment of the new director.

The following summarizes the subscription agreements entered into by PCEV with VIH:

Date	Number of Shares Sold	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	44%
March 12, 2021	Exercise of warrants to subscribe Class A2 preference shares	6.7	447	42%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	37%

PCEV’s percentage equity interest in VIH stood at 36.63% and 38.45% as at December 31, 2022 and 2021, respectively.

Investment in Class B Convertible Preference Shares

On June 11, 2021, PCEV, KKR, Tencent, and IFC Financial Institutions Growth Fund, a fund managed by IFC AMC, entered into a new subscription agreement with VIH to subscribe to US$120.8 million Class B convertible preferred shares of VIH. PCEV paid a total consideration of US$25 million or Php1,218 million for 15.6 million VIH convertible preferred shares and resulting to another equity interest dilution from 41.87% to 38.45%.

Investment in Class C Convertible Preference Shares

On April 7, 2022, PCEV participated in the new round of fundraise for VIH amounting to US$62 million. Leading the round was the new investor SIG Venture Capital. Also participating in the round were the other existing shareholders KKR, Tencent, IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company, First Pacific. Thereafter, PCEV’s ownership in VIH was diluted from 38.45% to 36.82%.

On August 12, 2022, a new investor signed a subscription agreement with VIH resulting in further dilution of PCEV's equity interest from 36.82% to 36.63%. See related disclosures on gain on dilution on Note 5 – Other Income (Expenses).

The summarized financial information of VIH as at December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 is shown below:

	2022	2021
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	3,514	2,403
Current assets	18,599	10,146
Noncurrent liabilities	252	115
Current liabilities	10,850	5,310
Equity	11,011	7,124
Carrying amount of interest in VIH	7,959	7,080
Additional Information:
Cash and cash equivalents	6,410	6,597
Current financial liabilities*	10,740	5,253

* Excluding statutory payables and accrued taxes.

	2022	2021	2020
		(in million pesos)
Income Statements:
Revenues	7,683	5,336	4,717
Depreciation and amortization	182	218	237
Interest income (expense)	133	9	(516)
Provision for income tax	2	2	5
Net loss	(8,155)	(5,541)	(4,880)
Other comprehensive income (losses)	—	30	(47)
Total comprehensive losses	(8,155)	(5,511)	(4,927)
Equity share in net losses of VIH*	(3,026)	(2,237)	(2,392)

* 2022 Amount includes impact of 2021 audit adjusting entries.

The carrying value of PCEV’s investment in VIH as at December 31, 2022 and 2021 are as follows.

	2022	2021
		(in million pesos)
VIH Equity(1)	9,714	6,398
PCEV's noncontrolling interests	36.63%	38.45%
Share in net assets of VIH	3,558	2,460
Goodwill arising from acquisition	4,401	4,620
Carrying amount of interest in VIH	7,959	7,080

(i)
VIH Equity is net of Php1,297 million and Php726 million Stock Option in 2022 and 2021, respectively.

Investment of PLDT Capital Pte. Ltd., or PLDT Capital, in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

Investment of PLDT Capital in Beta

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

On May 17, 2022, PLDT Capital received a cash distribution of US$1.2 million from Beta through redemption of all its ordinary shares, resulting in the full divestment of the investment in Beta.

Investment in PG1

On February 28, 2022, PLDT signed a Deed of Assignment under which investors led by Philex Mining Corporation, Metro Pacific Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest in PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate. A gain on deconsolidation amounting to Php376.7 million was recognized as part of "Other Income (Expenses) – Net" in our consolidated income statement. See the related discussion on Note 2 – Summary of Significant Accounting Policies - Loss of Control of PLDT over PG1.

As at December 31, 2022, the carrying value of investment in PG1 amounted to nil as the equity share in net losses of PG1 is recognized only up to the extent of its carrying value. The excess of the equity share in net losses over its carrying value amounted to Php3 million.

The summarized financial information of PG1 as at and for the year ended December 31, 2022 is shown below:

(in million pesos)
Statement of Financial Position:
Noncurrent assets	3,283
Current assets	123
Noncurrent liabilities	(3,146)
Current liabilities	(847)
Deficit	(587)

Income Statement:
Revenues	70
Depreciation and amortization	153
Interest income	—
Benefit from income tax	—
Net loss	267
Other comprehensive loss	—
Total comprehensive loss	267
Equity share in net loss of PG1	127

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

Smart infused additional capital for the following years:

Date	Number of Shares Acquired	Subscription Price	Subscription Price
		(in million pesos)
March 29, 2019	70 Preferred Shares	1.00	70
March 11, 2020	60 Preferred Shares	1.00	60
March 30, 2021	60 Preferred Shares	1.00	60
March 29, 2022	50 Preferred Shares	1.00	50

Smart retained its 20% equity interest in AFPI as at December 31, 2022 and 2021.

The summary of investments in AFPI made by Smart as at December 31, 2022 and 2021 is shown below:

	2022	2021
		(in million pesos)
Common shares	625.7	625.7
Preferred shares	364.2	314.2

Smart’s investment in AFPI has been fully impaired as at December 31, 2022 and 2021. Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Summarized financial information of individually immaterial associates

The following table presents the summarized financial information of our individually immaterial investments in associates for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in million pesos)
Income Statements:
Revenues	—	20	166
Net income (loss)	—	25	(116)
Other comprehensive loss	—	—	—
Total comprehensive loss (loss)	—	25	(116)

No dividends were received from our associates for the years ended December 31, 2022 and 2021, while Php316 million were received for the year ended December 31, 2020.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2022 and 2021.

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

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017. The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe. On May 29, 2017, PLDT and Globe paid the previous 2owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence. See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

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

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php69 million and Php13 million as at December 31, 2022 and 2021, respectively.

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

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020:

	2022	2021
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,543	76,925
Current assets	4,617	4,836
Noncurrent liabilities	9,264	9,442
Current liabilities	2,260	2,155
Equity	70,636	70,164
Carrying amount of assets in VTI, Bow Arken and Brightshare	33,584	33,596
Additional Information:
Cash and cash equivalents	2,733	3,183
Current financial liabilities*	142	60
Noncurrent financial liabilities*	—	—

* Excluding trade, other payables and provisions.

	2022	2021	2020
		(in million pesos)
Income Statements:
Revenues	4,033	3,772	3,413
Depreciation and amortization	1,569	1,490	1,445
Interest income	45	16	25
Provision for income tax	178	174	196
Net income	148	157	175
Other comprehensive income	—	—	—
Total comprehensive income	148	157	175
PLDT's share	74	79	87
CREATE adjustment	—	892	—
Equity share in net income of VTI, Bow Arken and Brightshare	74	971	87

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
VTI, Bow Arken and Brightshare equity	70,636	70,164
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,318	35,082
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(230)	(155)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(952)	(857)
Others	(154)	(76)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,584	33,596

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

Investment of Smart in TCI

On February 8, 2019, the R.A. 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers. In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber. The act shall take effect fifteen days after its publication in the Official Gazette or in any newspaper of general circulation. Within 90 days from the effectivity of the act, the NTC, as the government entity mandated to implement nationwide MNP, shall coordinate with the Department of Information and Communications Technology, The National Privacy Commission, the Philippine Competition Commission, and other concerned agencies, and promulgate rules and regulations and other issuances to ensure the effective implementation of the Act.

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

Smart’s investment in TCI is recorded under investment in joint venture and is carried in the PLDT’s consolidated financial statements at equity method. As at December 31, 2022 and 2021, investment in TCI amounted to Php40 million and Php39 million, respectively.

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

On July 6, 2022, PGIH partially paid Php109 million, out of Php620 million, of the subscription payable to Multisys.

Acquisition of Additional Interest in Multisys/Business Combination

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys from the existing holder, representing a 4.99% interest, for a total consideration of Php248 million, of which Php100 million was paid on the same day. In August 2022, PGIH paid 136 million of the balance consideration. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys which is considered a controlling interest, and in accordance with the Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Consequently, the results of operations and financial position of Multisys are consolidated with the PLDT Group effective in the fourth quarter of this year.

The fair values of the identifiable assets and liabilities of Multisys at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Cash and cash equivalents	55
Trade and other receivables – net	261
Work in progress	77
Other current assets	247
Intangible assets – net	—
Technologies	449
Customer contracts and relationships	220
Property and equipment – net	100
Right-of-use assets – net	57
Deferred tax assets – net	217
Total assets	1,684

Liabilities:
Trade and other payables	242
Lease liability	46
Deferred tax liability	96
Retirement benefit obligation	7
Total liabilities	391
1,293
Goodwill from the acquisition (Note 15)	1,565
Total identifiable assets acquired	2,858
Non-controlling interest	633
Purchase consideration transferred	2,225

Cash paid	248
Fair value of previous interest	1,977
2,225

The goodwill of Php1,565 million pertains to the difference between the total consideration and the fair value of the net assets acquired and can be attributed to financial and operational synergies. The fair value and net amount of trade and other receivables amounted to Php261 million and it is expected that the full contractual amounts can be collected. See Note 15 – Goodwill and Intangible Assets.

Our consolidated net income would have decreased by Php776 million for the year ended December 31, 2022 had the acquisition of Multisys actually taken place on January 1, 2022. Total revenues and net loss of Multisys included in our consolidated income statement from July 29, 2022 to December 31, 2022 amounted to Php155 million and Php569 million, respectively.

On August 10, 2022, PGIH partially paid Php150 million, out of Php620 million, of the subscription payable to Multisys. On December 2, 2022, PGIH partially paid Php100 million, out of Php620 million, of the subscription payable to Multisys.

The subscription payable of PGIH to Multisys was at Php261 million and Php620 million as at December 31, 2022 and 2021, respectively.

On January 3, 2023, PGIH partially paid Php60 million, out of Php261 million, of the subscription payable to Multisys. On February 28, 2023, PGIH partially paid Php100 million, out of Php261 million, of the subscription payable to Multisys. On March 3, 2023, PGIH partially paid Php50 million, out of Php261 million, of the subscription payable to Multisys.

Investment of PCEV in Beacon

In relation to PCEV’s previous investment in Beacon Common and Preferred shares amounting to Php40,966 million, PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price	Deferred Gain Realized
		(in million pesos)
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

MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon. After the full payment was settled in June 2021, PCEV ceased to hold significant influence over Beacon.

Sale of PCEV’s Receivables from MPIC (FVOCI)

On December 5, 2017, the Board of Directors of PCEV approved the proposed sale of 50% of PCEV’s receivable from MPIC, with an option on the part of PCEV to upsize to 75%, consisting of the proceeds from the sale of its shares in Beacon, which were due in 2019 to 2021.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million. Under the terms of the RPA, the Purchasers would have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

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

On January 20, 2022, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 6.2 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On July 29, 2022, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 2.7 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

PCEV’s investment in Bank HoldCos are recorded under investment in joint venture and are carried in the PLDT’s consolidated financial statements at equity method. As at December 31, 2022 and 2021, PCEV’s investment in each of the Bank HoldCos amounted to nil and Php1 million, respectively.

On February 17, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 8.0 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

Summarized financial information of individually immaterial joint ventures

The following table presents the summarized financial information of our individually immaterial joint investments in joint ventures for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in million pesos)
Income Statements:
Revenues	—	754	166
Net income	—	13	320
Other comprehensive income	—	—	—
Total comprehensive income	—	13	320

Outstanding contingent liabilities or capital commitments with our joint ventures amounted to Php620 million as at December 31, 2021.
12.
Financial Assets at FVPL

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Club shares and others	432	339
Phunware	—	—
	432	339

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

On October 25, 2021, PLDT Capital sold all of its PHUN common shares for an aggregate amount of US$9.5 million, or Php482 million, resulting in the full divestment of the investment in Phunware and a gain on fair value change amounting to Php306 million and a gain on sale amounting to Php115 million were recognized.

13.
Debt Instruments at Amortized Cost

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Retail Treasury Bonds	440	400
BDO Asean Bonds	100	—
Fixed Rate Treasury Notes, or FXTN	56	—
Time deposits	—	207
	596	607
Less: Current portion of debt instrument at amortized cost (Note 28)	—	207
Noncurrent portion of debt instrument at amortized cost (Note 28)	596	400

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million maturing on March 9, 2024. The bond has a gross coupon rate of 2.375% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.9 million and Php1.5 million for the years ended December 31, 2022 and 2021, respectively. The carrying value of this investment amounted to Php100 million each as at December 31, 2022 and 2021.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php11.1 million and Php904 thousand for the years ended December 31, 2022 and 2021, respectively. The carrying value of this investment amounted to Php300 million each as at December 31, 2022 and 2021.

On March 4, 2022, PLDT and Smart purchased at par a 5-year Retail Treasury Bond Tranche 27 with face value of Php40 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.3 million for the year ended December 31, 2022. The carrying value of this investment amounted to Php40 million as at December 31, 2022.

On September 29, 2022, Smart purchased at premium a 3-month Retail Treasury Bond 05-11 with face value of Php5 million maturing on December 4, 2022. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php59 thousand for the year ended December 31, 2022. The carrying value of this investment amounted to nil as at December 31, 2022.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million maturing on January 28, 2024. The bond has a gross coupon rate of 2.90% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php2.1 million for the year ended December 31, 2022. The carrying value of this investment amounted to Php100 million as at December 31, 2022.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million maturing on April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php760 thousand for the year ended December 31, 2022. The carrying value of this investment amounted to Php25 million as at December 31, 2022.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 07-67 with face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php361 thousand for the year ended December 31, 2022. The carrying value of this investment amounted to Php10 million as at December 31, 2022.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of Php20 million maturing on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.4 million for the year ended December 31, 2022. The carrying value of this investment amounted to Php21 million as at December 31, 2022.

Time Deposits

In June 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO Unibank, Inc., or BDO, maturing on June 29, 2022 at a gross coupon rate of 0.90% (net of Trust Fees). This long-term fixed rate time deposit pays interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Investment was preterminated on October 21, 2021. Interest income, net of withholding tax, recognized on this investment amounted to US$63 thousand, or Php3.1 million, and US$39 thousand, or Php1.9 million, for the years ended December 31, 2021 and 2020, respectively.

In July 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO maturing on July 2, 2022 at a gross coupon rate of 1.00%. This long-term fixed rate time deposit pays interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Investment was preterminated on October 21, 2021. Interest income, net of withholding tax, recognized on this investment amounted to US$69 thousand, or Php3.4 million, and US$43 thousand, or Php2.1 million, for the years ended December 31, 2021 and 2020, respectively.

In July 2020, PLDT and Smart invested US$2.0 million each in a two-year time deposit with Landbank of the Philippines, or LBP, which matured on July 29, 2022 and August 1, 2022, respectively, at a gross coupon rate of 2.00%. These long-term fixed rate time deposits pay interest on a yearly basis or an estimate of 360 days. The deposit may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$40 thousand, or Php2.4 million, US$68 thousand, or Php3.5 million, and US$30 thousand, or Php1.4 million, for the years ended December 31, 2022, 2021 and 2020, respectively. The carrying value of this investment amounted to nil and Php207 million as at December 31, 2022 and 2021, respectively.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million which matured on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis. Interest income, net of withholding tax, recognized on this investment amounted to Php1 million for the year ended December 31, 2020.

14.
Investment Properties

Changes in investment properties account for the years ended December 31, 2022 and 2021 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2022
Balances at beginning and end of the year	771	3	155	929
Net gains from fair value adjustments charged to profit or loss	96	(1)	2	97
Transfers from (to) property and equipment	2	—	(2)	—
Disposals during the period	(11)	—	—	(11)
Balances at end of the year	858	2	155	1,015

December 31, 2021
Balances at beginning of the year	728	4	163	895
Net gains (losses) from fair value adjustments charged to profit or loss	43	(1)	(8)	34
Balances at end of the year	771	3	155	929

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php50 to Php36 thousand. The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php93 million, Php78 million and Php70 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php51 million, Php48 million and Php51 million for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2022 and 2021 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
December 31, 2022
Costs:
Balances at beginning and end of the year	—	4,505	3,016	135	4,703	1,205	799	14,363	14,363	62,033	76,396
Additions during the year (Note 11)	220	—	—	—	—	—	521	521	741	1,565	2,306
Disposals	—	—	—	—	—	—	—	—	—	(3)	(3)
Balances at end of the year	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,505	1,892	131	4,703	1,205	771	13,207	13,207	654	13,861
Amortization during the year (Notes 4 and 5)	—	—	186	4	—	—	38	228	228	—	228
Business combinations	—	—	—	—	—	—	71	71	71	—	71
Translation and other adjustments	—	—	—	—	—	—	(10)	(10)	(10)	—	(10)
Balances at end of the year	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Net balances at end of the year	220	—	938	—	—	—	450	1,388	1,608	62,941	64,549
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	5	—	—	—	4-9	—	—	—	—
December 31, 2021
Costs:
Balances at beginning and end of the year	—	4,505	3,016	135	4,703	1,205	771	14,335	14,335	62,033	76,368
Additions during the year	—	—	—	—	—	—	28	28	28	—	28
Balances at end of the year	—	4,505	3,016	135	4,703	1,205	799	14,363	14,363	62,033	76,396
Accumulated amortization and impairment:
Balances at beginning of the year	—	1,877	1,706	123	4,703	1,205	771	10,385	10,385	654	11,039
Amortization during the year (Notes 4 and 5)	—	2,628	186	8	—	—	—	2,822	2,822	—	2,822
Balances at end of the year	—	4,505	1,892	131	4,703	1,205	771	13,207	13,207	654	13,861
Net balances at end of the year	—	—	1,124	4	—	—	28	1,156	1,156	61,379	62,535
Estimated useful lives (in years)	—	—	16	18	—	—	5	—	—	—	—
Remaining useful lives (in years)	—	—	6	1	—	—	5	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2022 and 2021 are as follows:

	2022			2021
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	938	—	938	1,124	—	1,124
Customer list	—	220	220	—	—	—
Licenses	—	—	—	4	—	4
Others	—	450	450	—	28	28
Total intangible assets	938	670	1,608	1,128	28	1,156
Goodwill	56,571	6,370	62,941	56,571	4,808	61,379
Total goodwill and intangible assets	57,509	7,040	64,549	57,699	4,836	62,535

The consolidated future amortization of intangible assets as at December 31, 2022 are as follows:

Year	(in million pesos)
2023	48
2024	192
2025	192
2026	191
2027 and onwards	385
1,008

Amortization of Sun Cellular Trademark

Trademark pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011. It was assessed during the acquisition that the trademark would have indefinite useful life because we had no plans to fade out DMPI’s trademark.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid. Subscribers retained their existing Sun numbers while having access to expanded retail customer care channels, data-centric offers of Smart alongside existing select Sun top-up offers. As a result, we fully amortized the "Sun Cellular" trademark until July 2021, of which Php2,628 million and Php1,877 million were recognized in 2021 and 2020. See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives.

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2022, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

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

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at December 31, 2022 and 2021.

The accumulated impairment balance as at December 31, 2022 and 2021 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

16.
Cash and Cash Equivalents

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Cash on hand and in banks (Note 28)	16,533	10,616
Temporary cash investments (Note 28)	8,678	13,291
	25,211	23,907

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

Interest income earned from cash in banks and temporary cash investments amounted to Php255 million, Php269 million and Php560 million for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 5 – Income and Expenses.

17. Trade and Other Receivables

As at December 31, 2022 and 2021, this account consists of receivables from:

	2022	2021
		(in million pesos)
Retail subscribers (Note 28)	17,216	15,676
Corporate subscribers (Note 28)	15,151	13,079
Foreign administrations (Note 28)	1,058	1,341
Domestic carriers (Note 28)	296	241
Dealers, agents and others (Note 28)	6,195	5,288
	39,916	35,625
Less: Allowance for expected credit losses	13,661	13,835
	26,255	21,790

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

The following table explains the changes in the allowance for expected credit losses as at December 31, 2022 and 2021:

	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
	(in million pesos)
December 31, 2022
Balances at beginning of the year	—	1,573	6,466	—	1,378	3,330	—	121	—	14	87	866	—	3,038	10,797	13,835
Provisions and other adjustments (Note 5)	—	782	3,420	—	427	489	1	33	—	(13)	3	14	—	1,213	3,943	5,156
Reclassifications and reversals	—	(489)	578	—	(129)	(27)	—	—	—	—	562	6	—	(56)	557	501
Translation adjustments	—	—	—	—	41	24	—	—	—	—	—	—	—	41	24	65
Write-offs	—	—	(5,441)	—	—	(434)	—	(21)	—	—	—	—	—	—	(5,896)	(5,896)
Balances at end of the year	—	1,866	5,023	—	1,717	3,382	1	133	—	1	652	886	—	4,236	9,425	13,661

December 31, 2021
Balances at beginning of the year	—	2,433	7,557	—	1,380	3,478	9	227	3	58	135	971	—	3,960	12,291	16,251
Provisions and other adjustments (Note 5)	—	(820)	3,516	—	(18)	1,045	(9)	4	(3)	8	(48)	62	—	(898)	4,635	3,737
Reclassifications and reversals	—	(5)	86	—	(1)	(31)	—	(12)	—	—	—	(30)	—	(6)	13	7
Write-offs	—	(35)	(4,693)	—	—	(1,168)	—	(98)	—	(52)	—	(137)	—	(35)	(6,148)	(6,183)
Translation adjustments	—	—	—	—	17	6	—	—	—	—	—	—	—	17	6	23
Balances at end of the year	—	1,573	6,466	—	1,378	3,330	—	121	—	14	87	866	—	3,038	10,797	13,835

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.
Inventories and Supplies

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Commercial:
At net realizable value(1)	2,110	2,109
At cost	2,455	2,835
Network:
At net realizable value(1)	577	515
At cost	1,727	1,702
Others:
At net realizable value(1)	881	1,038
At cost	1,604	1,813
Total inventories and supplies at the lower of cost or net realizable value	3,568	3,662

(1) Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Cost of sales	11,287	7,375	8,882
Repairs and maintenance	986	850	613
Provisions (Note 5)	414	847	934
Selling and promotions	4	9	3
	12,691	9,081	10,432

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Balances at beginning of the year	2,688	2,363
Provisions (Note 5)	414	847
Reclassification	282	(73)
Translation revaluation	2	2
Reversals	(136)	(11)
Cost of sales	(1,032)	(440)
Balances at end of the year	2,218	2,688

19.
Prepayments

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Advances to suppliers and contractors	69,326	82,749
Prepaid taxes	14,911	15,652
Prepaid fees and licenses	1,983	1,631
Prepaid benefit costs (Note 26)	1,598	1,018
Prepaid repairs and maintenance	542	531
Prepaid rent	528	574
Prepaid insurance (Note 25)	120	163
Other prepayments	6,741	5,166
	95,749	107,484
Less current portion of prepayments	14,696	12,707
Noncurrent portion of prepayments	81,053	94,777

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

Other prepayments include capitalized commission amounting to Php6,286 million and Php4,859 million as at December 31, 2022 and 2021, respectively. See Note 5 - Income and Expenses.

20.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1) 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which
Php360 million has been paid.

There were no changes in PLDT’s capital account for the years ended December 31, 2022 and 2021.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2022. See Note 1 – Corporate Information.

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

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. PLDT’s obligations to pay the trust amounts for Series A to FF had also prescribed, resulting in the recognition of income in 2022 for the same amount as the unclaimed Trust Account that RCBC returned to PLDT.

PLDT has withdrawn Php3 million, Php7 million and Php2 million from the Trust Account, representing total payments on redemption for the years ended December 31, 2022, 2021 and 2020, respectively. The balance of the Trust Account of Php367 thousand and Php7,842 million, net of the eliminated Php986 million perpetual notes issued by Smart to RCBC, were presented as part of “Current portion of other financial assets” as at December 31, 2022 and 2021, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position. See related disclosures below under Perpetual Notes and Note 28 – Financial Assets and Liabilities.

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

Dividends Declared

Our dividends declared for the years ended December 31, 2022, 2021 and 2020 are detailed as follows:

December 31, 2022

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12
	November 3, 2022	November 18, 2022	December 15, 2022	—	12
					49

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
	December 15, 2022	December 29, 2022	January 15, 2023	—	3
					10

Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42.00	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47.00	10,155
Special Dividend	August 4, 2022	August 18, 2022	September 5, 2022	28.00	6,049
					25,279
Charged to retained earnings					25,338

* Dividends were declared based on total amount paid up.

December 31, 2021

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2021	February 22, 2021	March 15, 2021	—	12
	May 6, 2021	May 21, 2021	June 15, 2021	—	13
	August 5, 2021	August 20, 2021	September 15, 2021	—	12
	November 4, 2021	November 19, 2021	December 15, 2021	—	12
					49

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
	June 8, 2021	June 24, 2021	July 15, 2021	—	2
	August 26, 2021	September 13, 2021	October 15, 2021	—	2
	December 7, 2021	December 23, 2021	January 15, 2022	—	3
					10

Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40.00	8,642
	August 5, 2021	August 19, 2021	September 3, 2021	42.00	9,075
					17,717
Charged to retained earnings					17,776

* Dividends were declared based on total amount paid up.

December 31, 2020

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Redeemable Preferred Stock
Series JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12
					49

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021	—	3
					10

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39.00	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38.00	8,210
					16,636
Charged to retained earnings					16,695

* Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2022 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock(*)
Series IV	January 31, 2023	February 27, 2023	March 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	2

Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 21, 2023	45	9,722
Special Dividend	March 23, 2023	April 11, 2023	April 21, 2023	14	3,025
					12,747
Charged to retained earnings					12,761

* Dividends were declared based on total amount paid up.

Noncontrolling Interests – Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php236 million each as at December 31, 2022 and 2021.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017. The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php14 million and Php57 million as at December 31, 2022 and 2021, respectively. On January 18, 2022, Smart redeemed the Php1,100 million perpetual notes issued to RCBC at the relevant Redemption Price. This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019. The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php258 million and Php281 million as at December 31, 2022 and 2021, respectively. On September 19, 2022, Smart made a partial redemption amounting to Php1,500 million at an optional redemption price of 101.2% of the principal amount of the Perpetual Notes redeemed, which incurred a penalty fee of Php18 million. This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes were used to finance capital expenditures. The notes have no fixed redemption dates. However, Smart may, at its sole option, redeem the notes. The notes are subordinated to and rank junior to all senior loans of Smart. In accordance with IAS 32, Financial Instruments: Presentation, the notes are classified as part of Smart’s equity and recorded as noncontrolling interests in PLDT’s consolidated financial statements.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2022:

(in million pesos)
Parent Company's unappropriated retained earnings available for dividends at beginning of the year	37,249
Adjustments: Unrealized gains in prior years:
Fair value adjustments of investment property resulting to gain	(1,172)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(2,362)
Fair value adjustments (mark-to-market gains)	(4,211)
Parent Company's unappropriated retained earnings available for dividends as at January 1, 2021	29,504
Add: Net income actually earned/realized during the year
Parent Company’s net income for the year	13,565
Less: Non-actual/unrealized income - net of tax
Fair value adjustment of investment property resulting to gain	(95)
Fair value adjustments (mark-to-market gains)	(1,473)
11,997
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(25,279)
(25,338)
Parent Company's unappropriated retained earnings available for dividends as at December 31, 2022	16,163

As at December 31, 2022, our consolidated unappropriated retained earnings amounted to Php18,799 million while the Parent Company’s unappropriated retained earnings amounted to Php25,009 million. The difference of Php6,210 million pertains to the effect of IAS 27, Separate Financial Statements, in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2021, our consolidated unappropriated retained earnings amounted to Php34,243 million while the Parent Company’s unappropriated retained earnings amounted to Php37,249 million. The difference of Php3,006 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

21.
Interest-bearing Financial Liabilities

As at December 31, 2022 and 2021, this account consists of the following:

	2022	2021
		(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	217,288	241,075

Current portion of interest-bearing financial liabilities:
Long-term and short-term debt maturing within one year (Notes 28 and 29)	32,292	11,482
	249,580	252,557

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php2,279 million and Php2,857 million as at December 31, 2022 and 2021, respectively. See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2022 and 2021:

	2022	2021
		(in million pesos)
Unamortized debt discount at beginning of the year	2,857	1,262
Revaluations during the year	20	13
Additions during the year	(243)	1,768
Accretion during the year included as part of financing costs – net (Note 5)	(355)	(186)
Unamortized debt discount at end of the year	2,279	2,857

Long-term Debt

As at December 31, 2022 and 2021, long-term debt consists of:

		2022		2021
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2022 and 2021	589	32,892	588	29,971
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.0500% in 2022 and 2021	161	9,002	205	10,468
		750	41,894	793	40,439
Philippine Peso Debts:
Fixed Rate Retail Bonds	5.2813% in 2022 and 5.2250% to 5.2813% in 2021		2,596		2,594
Term Loans:
Unsecured Term Loans	3.9000% to 5.566%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.6250%) and TDF + 0.2500% in 2022 and 3.9000% to 6.7339%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.5000%) and TDF + 0.2500% in 2021		195,090		209,524
			197,686		212,118
Total long-term debt (Notes 28 and 29)			239,580		252,557
Less portion maturing within one year (Note 28)			22,292		11,482
Noncurrent portion of long-term debt (Note 28)			217,288		241,075

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at December 31, 2022 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2023	39	2,177	30,468	32,645
2024	39	2,177	9,465	11,642
2025	14	781	22,020	22,801
2026	14	781	14,205	14,986
2027	14	782	25,825	26,607
2028 and onwards	642	35,833	107,345	143,178
Total long-term debt (Note 28)	762	42,531	209,328	251,859

							Outstanding Amounts
				Repurchase Amount			2022				2021
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	295	(*)	16,490	(*)	295	(*)	15,017	(*)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	294	(*)	16,402	(*)	293	(*)	14,954	(*)
							589		32,892		588		29,971

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(1)
The purpose of this loan is to refinance the debt maturing in 2021, prepay outstanding loans and partially finance capital expenditures.

					Drawn	Cancelled Undrawn		Outstanding Amounts
					Amount	Amount		2022				2021
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	February 24, 2022	—		—		15	(*)	764	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	December 7, 2022	—	(*)	—	(*)	15	(*)	781	(*)
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,395	(*)	25	(*)	1,272	(*)
PLDT
US$25M	January 31, 2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,393	(*)	25	(*)	1,271	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	111	(*)	6,214	(*)	125	(*)	6,380	(*)
								161		9,002		205		10,468

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(1)
The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

				Date of	Payments		Outstanding Amounts
				Issuance/	Amount		2022		2021
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	2,596	(*)	2,594	(*)

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(1)
The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	January 12, 2022	—		1,900
PLDT
Php1,500M	April 2, 2014	AIA Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	January 31, 2022	—		1,500
PLDT
Php1,000M	May 23, 2014	AIA Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	February 28, 2022	—		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	June 13, 2022	—		930
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,380		1,395
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,811	(*)	1,810
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,790		2,820
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,650		4,700
								10,631		16,055

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(1)
The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,642	(*)	4,690	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,642	(*)	4,689	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,641	(*)	4,688	(*)
Smart
Php7,000M	December 18, 2015	China Banking Corporation, or CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	June 28, 2022	—	(*)	4,199	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,843	(*)	2,872	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,637	(*)	5,692	(*)
								22,405		26,830

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,182	(*)	7,338	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,105	(*)	6,165	(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,820		2,850
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,074	(*)	5,126	(*)
PLDT
Php5,300M(1)	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	981	(*)	5,027	(*)
Smart
Php2,500M(2)	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	December 9, 2022	—		1,750
								22,162		28,256

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(1)
The amounts of Php1,500 million and Php2,500 million were prepaid on September 19, 2022 and December 19, 2022, respectively.
(2)
The outstanding balance amounting to Php1,750 million was prepaid on December 9, 2022.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,881	(*)	1,899	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	920	(*)	925	(*)
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,878	(*)	1,940
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,317	(*)	3,350	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth-year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,418	(*)	1,455
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,890		1,910
								11,304		11,479

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(1)
The amount of Php2,000 million was prepaid on May 29, 2017.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php3,500M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,325		3,360
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,443	(*)	1,458	(*)
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	December 10, 2021	—		—
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,770	(*)	1,767	(*)
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	879	(*)	878	(*)
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,773	(*)	1,773	(*)
								9,190		9,236

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,916	(*)	1,933	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	September 28, 2022	—		1,485
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,867	(*)	2,894	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,830	(*)	4,865	(*)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	8,053	(*)	7,822	(*)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,704	(*)	3,708	(*)
								21,370		22,707

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,931	(*)	1,949	(*)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,931	(*)	1,949	(*)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	6,901	(*)	7,635	(*)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,938	(*)	3,975	(*)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,340	(*)	4,382	(*)
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,871	(*)	2,893	(*)
								21,912		22,783

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,814	(*)	4,854	(*)
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,800	(*)	3,827	(*)
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	1,992	(*)	2,488	(*)
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,923	(*)	2,951	(*)
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth-year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,895	(*)	3,933
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,921	(*)	2,949	(*)
								20,345		21,002

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	4,918	(*)	4,965	(*)
Smart
Php3,000M	March 4, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 9, 2031	March 9, 2021	3,000	—	—	2,951	(*)	2,979	(*)
Smart
Php3,000M	March 5, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 25, 2031	May 25, 2021	3,000	—	—	2,951	(*)	2,979	(*)
Smart
Php4,000M	March 8, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 30, 2031	March 30, 2021	4,000	—	—	3,935	(*)	3,972	(*)
PLDT
Php3,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 14, 2032	April 14, 2021	3,000	—	—	2,950	(*)	2,979	(*)
PLDT
Php2,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 29, 2032	April 29, 2021	2,000	—	—	1,980		2,000
								19,685		19,874

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	April 14, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on June 8, 2032	June 8, 2021	4,000	—	—	3,974	(*)	3,971	(*)
Smart
Php3,000M	April 15, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on September 1, 2032	September 1, 2021	3,000	—	—	2,980	(*)	2,978	(*)
PLDT
Php3,000M	April 30, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year from drawdown date and the balance of 91% payable upon maturity on June 21, 2032	June 21, 2021	3,000	—	—	2,980	(*)	2,978	(*)
PLDT
Php3,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on July 15, 2032	July 15, 2021	3,000	—	—	2,951	(*)	2,978	(*)
PLDT
Php4,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on September 1, 2032	September 1, 2021	4,000	—	—	3,934	(*)	3,971	(*)
Smart
Php1,000M	September 28, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year from the drawdown date and the balance of 91% payable upon maturity on October 15, 2031	October 15, 2021	1,000	—	—	990		1,000
								17,809		17,876

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2022		2021
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	November 17, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the sixth-year from the drawdown date and the balance of 94% payable upon maturity on November 22, 2028	November 22, 2021	3,000	—	—	2,951	(*)	2,978	(*)
PLDT
Php1,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 1, 2033	December 1, 2021	1,000	—	—	990		1,000
PLDT
Php3,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	3,000	—	—	2,949	(*)	2,978	(*)
PLDT
Php4,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	4,000	—	—	3,932	(*)	3,970	(*)
PLDT
Php2,500M	December 10, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 17, 2031	December 17, 2021	2,500	—	—	2,475		2,500
Smart
Php3,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the seventh-year from the drawdown date and the balance of 93% payable upon maturity on January 21, 2030	January 20, 2022	3,000	—	—	2,980	(*)	—
Smart
Php2,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eight-year from the drawdown date and the balance of 92% payable upon maturity on January 20, 2031	January 20, 2022	2,000	—	—	2,000		—
PLDT
Php10,000M	January 31, 2023	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—		—
PLDT
Php5,500M	February 27, 2023	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—		—
ePLDT
Php8,000M	March 10, 2023	BPI	Semi-annual amortizations equivalent to 1% of the advance on the 1st to 5th year after drawdown date, 5% of the advance on the 6th to 9th year after drawdown date, and the balance of 75% payable on maturity date	—	—	—	—	—		—
PLDT
Php2,000M	March 22, 2023	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—		—
								18,277		13,426
								195,090		209,524

(*) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Short-term Debt

In March and April 2020, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million, respectively, with an interest rate ranging from 5.00% to 5.75%. In May 2020, PLDT and Smart prepaid their outstanding short-term debt amounting to Php3,000 million and Php4,000 million, respectively. PLDT prepaid its remaining short-term debt in the aggregate amount of Php3,000 million in June 2020.

In March and April 2022, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million, respectively, with an interest rate of 2.60%. In July 2022, PLDT prepaid its outstanding short-term debt amounting to Php2,000 million. In October 2022, Smart paid its outstanding short-term debt amounting to Php4,000 million. In November 2022, PLDT and Smart availed unsecured short-term debt amounting to Php4,000 million and Php2,000 million, respectively, with an interest rate of 5.16%. As at December 31, 2022, PLDT and Smart have an outstanding short-term debt amounting to Php10,000 million. In March 2023, PLDT paid its outstanding short-term debt amounting to Php3,000 million.

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

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 17% and 16% were denominated in U.S. Dollars as at December 31, 2022 and 2021, respectively. Considering our consolidated outstanding hedges, the unhedged portion of the PLDT’s net debt amounts was approximately 7% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2022 and 8% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2021. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

As at December 31, 2022 and 2021, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

22.
Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Contract liabilities and unearned revenues (Note 5)	7,615	3,558
Provision for asset retirement obligations	1,514	2,121
Accrual of capital expenditures under long-term financing	316	300
Others	56	105
	9,501	6,084

The following table summarizes the changes to provision for asset retirement obligations for the years ended December 31, 2022 and 2021:

	2022	2021
		(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,121	2,000
Revaluation due to change in IBR	442	(102)
Capitalized to ROU assets during the year	65	239
Accretion expenses	54	65
Settlement of obligations and others	(1)	(19)
Reclassification to liabilities associated with assets classified as held-for-sale	(232)	—
Change in assumptions	(935)	(62)
Provision for asset retirement obligations at end of the year	1,514	2,121

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks. See Note 21 – Interest-bearing Financial Liabilities.

23.
Accounts Payable

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Suppliers and contractors (Note 28)	80,725	85,903
Taxes (Note 27)	4,052	1,741
Carriers and other customers (Note 28)	1,745	1,469
Related parties (Notes 25 and 28)	270	200
Others	18,395	10,405
	105,187	99,718

Accounts payable are noninterest-bearing and are normally settled within 180 days.

In 2021, two of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of their Philippine Peso receivables from the Parent Company amounting to Php7,559 million and from Smart amounting to Php1,834 million. Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.

In 2022, four of our major suppliers entered into new TFAs to sell a portion of their Philippine Peso receivables from the Parent Company amounting to Php7,049 million and from Smart amounting to Php10,882 million.

The balance of the amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php17,931 million and Php9,393 million as at December 31, 2022 and 2021, respectively. There were no changes in the payment terms.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.
Accrued Expenses and Other Current Liabilities

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	63,731	63,105
Contract liabilities and unearned revenues (Note 5)	9,499	10,063
Accrued taxes and related expenses (Note 27)	9,445	11,464
Accrued employee benefits and other provisions (Note 28)	6,615	9,087
Accrued interests and other related costs (Note 29)	1,868	1,783
Liability from redemption of preferred shares (Notes 20 and 28)	—	7,842
Others	2,387	2,769
	93,545	106,113

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

The following table provides the summary of outstanding balances as at December 31, 2022 and 2021, and transactions for the years ended December 31, 2022, 2021 and 2020 that have been entered into with related parties:

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2022	2021	Classification	2022	2021	2020
					(in million pesos)			(in million pesos)
Indirect investment in joint ventures through PCEV:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	527	186	Repairs and maintenance	3,219	2,519	2,231
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	45 days upon receipt of billings	Unsecured	Accrued expenses and other current liabilities (Note 24)	—	—	Rent	40	40	38
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	2,775	2,433	Depreciation and amortization	665	486	473
		2022 – due after December 31, 2023; 2021 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	727	1,118
		2022– due on or before December 31, 2023; 2021 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	642	487
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 24)	5	1

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2022	2021	Classification	2022	2021	2020
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities (Note 21)	1,396	1,272	Financing costs – net	46	17	29
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities (Note 21)	1,395	1,271	Financing costs – net	46	18	30
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	318	240	Repairs and maintenance	80	97	139
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	18	12	Professional and other contracted services	87	68	81
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 23)	3	3
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 23)	6	4	Selling and promotions	2	2	3

and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.

(1)
Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 21 - Interest-bearing Financial Liabilities.

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2022	2021	Classification	2022	2021	2020
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	14	12	Professional and other contracted services	105	80	58
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	17	52	Rent	269	232	314
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	59	83	Depreciation and amortization	44	29	34
		2022 – due after December 31, 2023; 2021 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	35	62
		2022 – due on or before September 30, 2023 2021 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	28	30
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	45	7	Repairs and maintenance	23	25	6
							Professional and other contracted services		—	2
							Communication, training and travel	—	—	1
							Financing costs – net	—	5	13
							Miscellaneous expenses	—	—	—

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2022	2021	Classification	2022	2021	2020
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	10	10	Insurance and security services	229	196	194
		Immediately upon receipt of invoice	Unsecured	Prepayments (Note 19)	27	23
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	—	1	Insurance and security services	144	179	149
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

		–	Unsecured	Prepayments (Note 19)	—	—	Professional and other contracted services	133	111	72

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2022	2021	Classification	2022	2021	2020
					(in million pesos)			(in million pesos)
Other related parties:
Cignal Cable Corporation, or Cignal Cable	PLDT and Smart entered into a two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019. The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee. iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each. This agreement was pre- terminated of March 2021.	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 24)	—	—	Cost of services	—	—	22
							Selling and promotions	—	—	23
							Other income – net	—	—	51
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 17)	3,155	1,892	Revenues	2,518	2,368	2,145
		2022 – due after December 31, 2023; 2021 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	384	386	Expenses	5,687	2,386	1,582
		2022 – due on or before December 31, 2023; 2021 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	229	234
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	1,404	750
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 23)	947	1,314
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 24)	57	11

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Other long-term employee benefits (Note 26)	480	115	297
Short-term employee benefits	358	311	327
Post-employment benefits (Note 26)	22	21	22
Total compensation paid to key officers of the PLDT Group	860	447	646

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

Total fees paid for board meetings and board committee meetings amounted to Php82 million, Php85 million and Php72 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

26.
Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised PAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	22,298	28,197	22,638
Interest costs on benefit obligation	1,173	922	1,056
Service costs	1,093	1,614	1,313
Actuarial losses on obligations – experience	78	538	265
Actual benefits paid/settlements	(102)	(3,471)	(369)
Actuarial losses on obligations – economic assumptions	(3,972)	(5,502)	3,507
Curtailment and others	(4,685)	—	(213)
Present value of defined benefit obligations at end of the year	15,883	22,298	28,197
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	14,683	15,000	13,724
Actual contributions	6,359	3,614	3,227
Interest income on plan assets	983	605	322
Return on plan assets (excluding amount included in net interest)	—	(1,065)	(1,904)
Actual gain on plan assets	(421)	—	—
Actual benefits paid/settlements	(5,313)	(3,471)	(369)
Fair value of plan assets at end of the year	16,291	14,683	15,000
Unfunded status – net	408	(7,615)	(13,197)
Accrued benefit costs	482	7,760	13,342
Prepaid benefit costs (Note 19)	890	145	145

Components of net periodic benefit costs:
Service costs	1,093	1,614	1,313
Interest costs - net	190	317	734
Curtailment/settlement gains and other adjustments	261	—	(99)
Net periodic benefit costs (Note 5)	1,544	1,931	1,948

Actual net gain on plan assets amounted to Php562 million for the year ended December 31, 2022, while actual net loss on plan assets amounted to Php460 million and Php1,582 million for the years ended December 31, 2021 and 2020, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2023 will amount to Php4,613 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2022:

(in million pesos)
2023	261
2024	317
2025	433
2026	826
2027	1,077
2028 to 2032	11,904

The average duration of the defined benefit obligation at the end of the reporting period is 10.91 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Rate of increase in compensation	5.7%	5.7%	6.0%
Discount rate	7.3%	5.3%	3.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2022 and 2021, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(14,223)
	(1%)	17,579

Future salary increases	1%	17,587
	(1%)	(4,189)

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2022 and 2021:

	2022	2021
		(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	13,509	11,332
Shares of stock	1,913	2,316
Corporate bonds	318	242
Mutual funds	7	7
Government securities	129	17
Total noncurrent financial assets	15,876	13,914
Current Financial Assets
Cash and cash equivalents	410	518
Receivables	8	5
Total current financial assets	418	523
Total PLDT’s Plan Assets	16,294	14,437
Subsidiaries Plan Assets	(3)	246
Total Plan Assets of Defined Benefit Pension Plans	16,291	14,683

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at December 31, 2022 and 2021, this account consists of:

	2022	2021	2022	2021
	Percentage of Ownership			(in million pesos)
MediaQuest	100%	100%	12,634	10,508
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	625	584
BTFHI	100%	100%	250	240
			13,509	11,332

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

In 2021 and 2022, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest to fund its cash requirements amounting to Php2,000 million and Php1,000 million, respectively. As at December 31, 2022, both investments were already fully drawn by MediaQuest.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment amounted to Php494 million and Php465 million as at December 31, 2022 and 2021, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2022, 2021 and 2020. Dividend receivables amounted to Php2 million each as at December 31, 2022 and 2021.

Shares of Stocks

As at December 31, 2022 and 2021, this account consists of:

	2022	2021
		(in million pesos)
Common shares
PSE	1,054	1,401
PLDT	35	48
Others	464	507
Preferred shares	360	360
	1,913	2,316

Dividends earned on PLDT common shares amounted to Php3 million for the year ended December 31, 2022 and Php2 million for each of the years ended December 31, 2021 and 2020.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2022 and 2021. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php49 million, Php47 million and Php49 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from July 2022 to September 2027 and fixed interest rates from 3.25% to 6.94% per annum.

Government Securities

Investments in government securities includes Retail Treasury Bonds bearing an interest rate of 3.7% per annum. This security is fully guaranteed by the government of the Republic of the Philippines.

Mutual Funds

Investment in mutual funds includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2022 and 2021 are as follows:

	2022	2021
Investments in listed and unlisted equity securities	95%	94%
Temporary cash investments	2%	4%
Debt and fixed income securities	2%	2%
Mutual funds	1%	—
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2022 and 2021, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	3,264	2,775	2,813
Service costs	262	313	294
Interest costs on benefit obligation	156	101	118
Actuarial losses – economic assumptions	(20)	(40)	28
Actuarial losses – experience	(216)	12	69
Actual benefits paid/settlements	(396)	—	(567)
Curtailment and others	(273)	103	20
Present value of defined benefit obligations at end of the year	2,777	3,264	2,775
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	4,137	3,651	3,084
Actual contributions	299	306	282
Interest income on plan assets	213	132	142
Return on plan assets (excluding amount included in net interest)	(322)	(18)	143
Actual benefits paid/settlements	(842)	—	—
Others	—	66	—
Fair value of plan assets at end of the year	3,485	4,137	3,651
Funded status – net	708	873	876
Prepaid benefit costs (Note 19)	708	873	876

Components of net periodic benefit costs:
Service costs	262	313	294
Interest costs - net	(57)	(31)	(24)
Curtailment/settlement gains and other adjustments	—	—	—
Net periodic benefit costs (Note 5)	205	282	270

Actual net loss on plan assets amounted to Php109 million for the year ended December 31, 2022, while actual net gains on plan assets amounted to Php114 million and Php285 million for the years ended December 31, 2021 and 2020, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php309 million to the plan in 2023.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2022:

(in million pesos)
2023	81
2024	143
2025	142
2026	210
2027	216
2028 to 2062	2,163

The average duration of the defined benefit obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Rate of increase in compensation	5.0%	5.0%	5.0%
Discount rate	7.3%	5.0%	3.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2021 and 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.1%)	(4)
	0.2%	614

Future salary increases	0.2%	614
	(0.1%)	(4)

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

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2022 and 2021:

	2022	2021
		(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,152	2,833
Domestic equities	676	997
International fixed income	222	558
Philippine foreign currency bonds	220	224
International equities	—	844
Total noncurrent financial assets	3,270	5,456
Current Financial Assets
Cash and cash equivalents	1,411	37
Total current financial assets	1,411	37
Total plan assets	4,681	5,493
Less: Employee’s share, forfeitures and mandatory reserve account	1,196	1,356
Total Plan Assets of Defined Contribution Plans	3,485	4,137

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 3.00% to 10.13% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of Php21 million and Php45 million as at December 31, 2022 and 2021, respectively.

International Equities

Investments in international equities include exchange traded funds managed by BlackRock.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.95% to 10.63% per annum.

International Fixed Income

Investments in international fixed income include exchange traded funds in iSHARES U.S. Treasury Bond ETF and iSHARES International Treasury Bond ETF.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2022 and 2021 are as follows:

	2022	2021
Investments in debt and fixed income securities and others	86%	67%
Investments in listed and unlisted equity securities	14%	33%
	100%	100%

Other Long-term Employee Benefits

TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out. Cycle 1 covers performance period from 2022 to 2024. Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final terms.

The expense accrued for the LTIP amounted to Php1,272 million for the year ended December 31, 2022 and expense accrued for the TIP amounted to Php1,186 million and Php1,134 million for the years ended December 31, 2021 and 2020, respectively.

The accrued incentive payable amounted to Php1,294 million and Php2,384 million as at December 31, 2022 and 2021, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at December 31, 2022, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

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

The City of Makati sent letters to Smart for alleged franchise tax liability. Smart, through a Letter Protest, replied and refuted the alleged franchise tax liability on the ground that Makati is imposing tax on revenues outside its jurisdiction. However, the City of Makati failed to act on the protest; hence, Smart filed a Petition for Review with the RTC of Makati City. The City of Makati refused to issue assessments and business permits of Smart’s head office and its branches within the city. Smart filed with the RTC of Makati Petitions for Mandamus with Consignation and Application for the Issuance of Writ of Preliminary Injunction to compel the City of Makati to undertake its ministerial duty to act upon, approve, and consequently issue the physical Business Permits of Smart.

On February 27, 2023, while the Petitions were still pending, the City of Makati issued a Closure Order that was posted at Smart’s head office. On February 28, 2023, Smart submitted its accounting records to reconcile against assessments issued by the City of Makati. On March 2, 2023, Smart and the City of Makati, executed a Compromise Agreement that will be the subject of joint motions to be filed and submitted to the respective RTC for decision with a prayer to approve the compromise agreement and cancel the assessment. The RTC has yet to act upon and issue its decision on whether to approve the Compromise Agreement.

Based on management’s assessment, appropriate provisions were made in the books. However, management has decided not to disclose further details as it may prejudice Smart's position in the ongoing proceedings.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs, as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year. Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Withholding Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest, and delinquency interest amounting to Php87 million. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. On October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. On February 23, 2017 and March 15, 2017, respectively, the Company paid a compromise settlement amounting to Php27 million and filed a formal request for compromise of tax liabilities before the Bureau of Internal Revenue, or BIR, while the case is pending before the Supreme Court.

On February 19, 2021, ACeS Philippines entered into an amicable settlement with the BIR pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise settlement amounting to Php20 million. On April 18, 2021, the Commissioner of Internal Revenue signed the judicial compromise agreement. The corresponding Certificate of Availment (Compromise Settlement) was issued by the BIR. On July 21, 2022, Parties filed with the Supreme Court a Joint Motion for Judgment based on Judicial Compromise Agreement. On January 31, 2023, ACeS Philippines received the Decision of the Supreme Court dated August 31, 2022 affirming the decision of the CTA En Banc. On February 15, 2023, Aces Philippines filed its Motion for Reconsideration praying to consider the Joint Motion for Judgment based on Judicial Compromise Agreement filed on July 21, 2022.

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

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision. After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements. The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP. On February 17, 2020, PLDT submitted its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively. On September 10, 2020, PLDT filed a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020). On December 23, 2020, PLDT filed its Reply to the Comment submitted by MKP and the DOLE Secretary. On March 11, 2021, PLDT received DOLE’s Reply dated March 2, 2021. To date, the consolidated petitions filed by PLDT, DOLE and MKP are pending resolution with the Supreme Court.

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

Notice of Material Breach and Demand for Payment on Dito

In February 2021, PLDT and Dito entered into an agreement for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

On September 22, 2021, Dito filed a petition with the NTC seeking the latter’s intervention in directing Smart to grant Dito’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for Dito’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and Dito’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. The case remains pending with the NTC.

Following news reports on August 8, 2022 that Dito had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023. As of the date of this report, Smart has not received any other notices from the PCC with regards to this investigation.

On October 6, 2022, PLDT served a Notice of Material Breach and Demand for Payment on Dito which refused to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by Dito to deliver telecommunication services to its subscribers.

Class Action Suit Against PLDT

On February 6, 2023, plaintiff Sophia Olsson filed a putative class action suit in the United States District Court for the Central District of California alleging that PLDT, Inc. and nine of its current and former directors and officers (collectively, the “Defendants”) made materially false and misleading statements regarding capital expenditures during the period 2019 to

2022. Plaintiff asserts claims under Sections 10(b) and 20(a) of the United States Securities and Exchange Act of 1934 (and related rules) but does not specify purported damages. While a complaint was filed, no Defendant has been served and there has been no other activity in the matter. Due to the early stage of this matter and uncertainties related to class certification and potential amounts to be claimed by the class, PLDT is unable to determine if any liability will arise or estimate the range of any potential liability. The Company plans to vigorously defend against the allegations.

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

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2022 and 2021:

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2022
Noncurrent:
Financial assets at fair value through profit or loss	—		432		432
Debt instruments at amortized cost – net of current portion	596		—		596
Derivative financial assets – net of current portion	—		81		81
Other financial assets – net of current portion	3,489	(1)	—		3,489
Current:
Cash and cash equivalents	25,211		—		25,211
Short-term investments	129		254	(2)	383
Trade and other receivables	26,255		—		26,255
Current portion of other financial assets	206	(1)	—		206
Total assets	55,886		767		56,653

Liabilities as at December 31, 2022
Noncurrent:
Interest-bearing financial liabilities – net of current portion	217,288		—		217,288
Lease liabilities – net of current portion	31,958		—		31,958
Derivative financial liabilities – net of current portion	—		190		190
Customers' deposits	2,313		—		2,313
Deferred credits and other noncurrent liabilities	363		—		363
Current:
Accounts payable	101,107		—		101,107
Accrued expenses and other current liabilities	74,227		—		74,227
Current portion of interest-bearing financial liabilities	32,292		—		32,292
Current portion of lease liabilities	10,477		—		10,477
Dividends payable	1,821		—		1,821
Current portion of derivative financial liabilities	—		960		960
Liabilities associated with assets classified as held-for-sale	1,668		—		1,668
Total liabilities	473,514		1,150		474,664
Net assets (liabilities)	(417,628)		(383)		(418,011)

(1)
Includes refundable deposits and notes receivables.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. In 2021, PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse and impaired the remaining fund value of US$3.4 million. In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at December 31, 2022, the fund’s value is US$4.5 million.

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
(3)
Includes RCBC Redemption Trust Account. See Note 20 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2022 and 2021:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2022
Current Financial Assets
Trade and other receivables
Foreign administrations	5,160	4,236	924
Domestic carriers	492	197	295
Total	5,652	4,433	1,219
Current Financial Liabilities
Accounts payable
Suppliers and contractors	80,769	44	80,725
Carriers and other customers	22,660	2,548	20,112
Total	103,429	2,592	100,837

December 31, 2021
Current Financial Assets
Trade and other receivables
Foreign administrations	6,916	5,696	1,220
Domestic carriers	507	280	227
Total	7,423	5,976	1,447
Current Financial Liabilities
Accounts payable
Suppliers and contractors	85,912	9	85,903
Carriers and other customers	15,349	3,493	11,855
Total	101,261	3,502	97,759

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2022 and 2021.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2022 and 2021 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2022	2021	2022	2021
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	596	400	573	403
Other financial assets – net of current portion	3,489	3,099	3,278	2,664
Total	4,085	3,499	3,851	3,067
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	217,288	241,075	201,703	242,545
Customers' deposits	2,313	2,270	1,449	1,619
Deferred credits and other noncurrent liabilities	363	398	307	404
Total	219,964	243,743	203,459	244,568

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2022 and 2021. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2022				2021
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	407	25	432	—	315	24	339
Derivative financial assets – net of current portion	—	81	—	81	—	48	—	48
Current Financial Assets
Short-term investments	—	254	—	254	—	255	—	255
Current portion of derivative financial assets	—	—	—	—	—	93	—	93
Current portion of other financial assets	—	—	—	—	—	6,856	—	6,856
Total	—	742	25	767	—	7,567	24	7,591

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	190	—	190	—	100	—	100
Current Financial Liabilities
Accrued expenses and other current liabilities	—	—	—	—	—	7,842	—	7,842
Current portion of derivative financial liabilities	—	960	—	960	—	115	—	115
Total	—	1,150	—	1,150	—	8,057	—	8,057

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2022 and 2021, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2022 and 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

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

As at December 31, 2022 and 2021, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2022 and 2021:

							2022		2021
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$257	Various dates in July to December 2022	U.S. Dollar Liabilities	Various dates in January to May 2023	—	Php57.16	US$257	(353)	US$69	17
	US$96	Various dates in January 2023	U.S. Dollar Liabilities	Various dates in February to March 2023	—	Php54.97	—	—	—	—
Forward exchange options capped forward	US$6	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.80	—	—	US$6	(2)
Foreign exchange options seagull(a)	US$7	June 10, 2022	U.S. Dollar Liabilities	January 9, 2023	—	Php52.64	7	(7)	4	(1)
					—	Php52.96	—	—	—	—
					—	Php54.00	—	—	—	—
								(360)		14
Smart
Forward foreign exchange contracts	US$332	Various dates in 2020 and 2021	U.S. Dollar Liabilities	Various dates in 2021	—	Php49.03	—	—	—	—
	US$369	Various dates in July to December 2022	U.S. Dollar Liabilities	Various dates in January 2022 to June 2023	—	Php57.08	US$369	(481)	US$116	40
	US$157	Various dates in January and February 2023	U.S. Dollar Liabilities	Various dates in February to July 2023	—	Php54.93	—	—	—	—
Subsidized forwards(b)	US$52	Various dates in November 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.38	—	—	—	—
					—	Php51.65	—	—	US$2	(1)
Foreign exchange options seagull(c)	US$71	Various dates in June 2022	U.S. Dollar Liabilities	Various dates in October 2022 to February 2023	—	Php52.82	—	—	—	—
					—	Php53.37	—	—	—	—
					—	Php54.46	US$37	(40)	US$3	(2)
								(521)		37
								(881)		51
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	—	—	US$11	(5)
Long-term currency swaps(e)	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	Php50.78	—	—	US$5	2
Long-term foreign currency options(f)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	(265)	US$290	(175)
								(265)		(178)
Smart
Interest rate swaps(g)	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	—	—	—	—
Long-term currency swaps(h)	US$6	February 2019	100 Mizuho	December 7, 2021	2.22%	Php51.83	—	—	—	—
	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	Php48.64	—	—	US$3	9
						Php48.00
Long-term foreign currency options(i)	US$109	February to April 2021	140 PNB	December 13, 2030	1.63%	Php53.34	US$88	77	US$99	44
								77		53
								(188)		(125)
								(1,069)		(74)

(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php52.96 to Php54.00, PLDT will purchase the U.S. Dollar for Php52.96. However, if on maturity, the exchange rate settles above Php54.00, PLDT will purchase the U.S. Dollar for Php52.96 plus the excess above Php54.00, and if the exchange rate is lower than Php52.96, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php52.64.

(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles above Php51.65, Smart will purchase the U.S. Dollar for Php50.38 plus the excess above Php51.65, and if the exchange rate is at or lower than Php51.65, Smart will purchase the U.S. Dollar at Php50.38.
(c)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php53.37 to Php54.46, Smart will purchase the U.S. Dollar for Php53.37. However, if on maturity, the exchange rate settles above Php54.46, Smart will purchase the U.S. Dollar for Php53.37 plus the excess above Php54.46, and if the exchange rate is lower than Php53.37, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php52.82.
(d)
PLDT’s interest rate swap agreements outstanding as at December 31, 2022 and 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market losses amounting to nil and Php1 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2022 and 2021, respectively. Interest accrual on the interest rate swaps amounting to nil and Php3 million were recorded as at December 31, 2022 and 2021, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2022, 2021 and 2020.
(e)
PLDT’s long-term principal only-currency swap agreements outstanding as at December 31, 2022 and 2021 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to nil and Php4 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2022 and 2021, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to nil and Php2 million were recognized as at December 31, 2022 and 2021, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to nil, Php0.5 million and Php2 million were recognized in our consolidated income statements for the years ended December 31, 2022, 2021 and 2020, respectively.
(f)
PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2022 and 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61. However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate. The mark-to-market losses amounting to Php190 million and Php100 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2022 and 2021, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php75 million each was recognized as at December 31, 2022 and 2021. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php4 million, Php89 million and Php26 million were recognized in our consolidated income statement for the years ended December 31, 2022, 2021 and 2020, respectively.
(g)
Smart’s interest rate swap agreements outstanding as at December 31, 2022 and 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market losses amounting to nil was recognized in our consolidated statements of other comprehensive income as at December 31, 2022 and 2021. Interest accrual amounting to nil was recognized as at December 31, 2022 and 2021. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2022, 2021 and 2020.
(h)
Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2022 and 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to nil and Php8 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2022 and 2021, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to nil and Php201 thousand were recognized as at December 31, 2022 and 2021, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portions of the movements in the fair value amounting to nil, Php309 thousand and Php1 million were recognized in our consolidated income statements for the years ended December 31, 2022, 2021 and 2020, respectively.

(i)
Smart’s long-term foreign currency option agreements outstanding as at December 31, 2022 and 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php5.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php81 million and Php48 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2022 and 2021, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php3 million and Php4 million were recognized as at December 31, 2022 and 2021, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php5 million and Php8 million were recognized in our consolidated income statement for the years ended December 31, 2022 and 2021, respectively.
Our derivative financial instruments as at December 31, 2022 and 2021 are presented in the statements of financial position as follows:

	2022	2021
		(in million pesos)
Noncurrent assets	81	48
Current assets	—	93
Noncurrent liabilities (Note 29)	(190)	(100)
Current liabilities (Note 29)	(960)	(115)
Net liabilities	(1,069)	(74)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2022 and 2021 are summarized as follows:

	2022	2021
		(in million pesos)
Net mark-to-market losses at beginning of the year	(74)	(514)
Gains on derivative financial instruments (Note 4)	2,572	1,651
Settlements and interest expense	1,135	(169)
Effective portion recognized in the profit or loss for the cash flow hedges	(77)	(75)
Net fair value losses on cash flow hedges charged to other comprehensive income	(3,228)	(967)
Others	(1,397)	—
Net mark-to-market losses at end of the year	(1,069)	(74)

Our consolidated analysis of gains on derivative financial instruments for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	2,572	1,651	(284)
Hedge costs	(250)	(251)	(94)
Net gains (losses) on derivative financial instruments (Notes 4 and 5)	2,322	1,400	(378)

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php25,211 million and Php383 million, respectively, as at December 31, 2022, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2022 and 2021:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2022
Financial instruments at amortized cost:	53,604	48,929	3,740	852	83
Debt instruments at amortized cost	596	—	225	361	10
Other financial assets	4,285	206	3,515	491	73
Temporary cash investments	8,678	8,678	—	—	—
Short-term investments	129	129	—	—	—
Retail subscribers	17,216	17,216	—	—	—
Corporate subscribers	15,151	15,151	—	—	—
Foreign administrations	1,058	1,058	—	—	—
Domestic carriers	296	296	—	—	—
Dealers, agents and others	6,195	6,195	—	—	—
Financial instruments at FVPL:	860	428	—	—	432
Financial assets at fair value through profit or loss	432	—	—	—	432
Short-term investments	428	428	—	—	—
Total	54,464	49,357	3,740	852	515

December 31, 2021
Financial instruments at amortized cost:	55,428	51,317	2,898	430	783
Debt instruments at amortized cost	607	207	100	—	300
Other financial assets	3,919	208	2,798	430	483
Temporary cash investments	13,291	13,291	—	—	—
Short-term investments	1,986	1,986	—	—	—
Retail subscribers	15,676	15,676	—	—	—
Corporate subscribers	13,079	13,079	—	—	—
Foreign administrations	1,341	1,341	—	—	—
Domestic carriers	241	241	—	—	—
Dealers, agents and others	5,288	5,288	—	—	—
Financial instruments at FVPL:	7,624	7,285	—	—	339
Financial assets at fair value through profit or loss	339	—	—	—	339
Other financial assets	6,856	6,856	—	—	—
Short-term investments	429	429	—	—	—
Total	63,052	58,602	2,898	430	1,122

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2022 and 2021:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2022
Debt(1):	320,907	30,001	65,159	55,632	170,115
Principal	251,859	29,203	37,885	41,593	143,178
Interest	69,048	798	27,274	14,039	26,937
Lease obligations	62,216	14,658	13,504	10,591	23,463
Various trade and other obligations:	178,219	175,539	610	38	2,032
Suppliers and contractors	81,041	80,725	307	9	—
Utilities and related expenses	63,613	63,609	4	—	—
Employee benefits	6,615	6,615	—	—	—
Customers’ deposits	2,313	—	252	29	2,032
Carriers and other customers	1,745	1,745	—	—	—
Dividends	1,821	1,821	—	—	—
Others	21,071	21,024	47	—	—
Total contractual obligations	561,342	220,198	79,273	66,261	195,610

December 31, 2021
Debt(1):	331,933	7,681	77,865	53,026	193,361
Principal	255,414	7,649	48,404	37,552	161,809
Interest	76,519	32	29,461	15,474	31,552
Lease obligations	30,770	11,609	9,004	4,523	5,634
Various trade and other obligations:	179,484	176,816	667	54	1,947
Suppliers and contractors	86,203	85,903	292	8	—
Utilities and related expenses	62,989	62,988	1	—	—
Employee benefits	9,090	9,090	—	—	—
Liability from redemption of preferred shares	7,842	7,842	—	—	—
Customers’ deposits	2,270	—	277	46	1,947
Dividends	1,708	1,708	—	—	—
Carriers and other customers	1,469	1,469	—	—	—
Others	7,913	7,816	97	—	—
Total contractual obligations	542,187	196,106	87,536	57,603	200,942

(1)
Consists of long-term and short-term debts, including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Within one year	14,658	11,609
After one year but not more than five years	24,095	13,527
More than five years	23,463	5,634
Total	62,216	30,770

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php178,219 million and Php179,484 million as at December 31, 2022 and 2021, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

During the last quarter of 2022 up to the first quarter of 2023, discussions were undertaken with our major vendors representing more than 80% of our capital expenditure requirements, regarding the status of capital expenditure commitments and related outstanding balances covering 2022 and prior years. These discussions resulted in certain purchase orders being cancelled or revised pursuant to a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors on or prior to March 23, 2023, taking into consideration our program priorities and current business requirements. The financial impact of the signing of the SMRAs will be reflected in our consolidated financial statements as they occur. As a result of the signing of the SMRAs, our remaining significant commitment in respect of major capital expenditure vendors amounted to about Php33 million, net of advances paid to these vendors, as at March 23, 2023.

For other capital expenditure vendors, we will engage in similar discussions with such vendors to achieve similar results. Any adjustments as a result of these discussions shall be taken up in our 2023 consolidated financial statements.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2022 and 2021.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at December 31, 2022 and 2021.

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

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2022
Long-term foreign currency options	378	81	Derivative financial assets – net of current portion
	—	(190)	Derivative financial liabilities – net of current portion
	378	(109)

December 31, 2021
Long-term currency swaps	8	—	Derivative financial assets – net of current portion
	—	15	Current portion of derivative financial assets
	—	(2)	Current portion of derivative financial liabilities
Long-term foreign currency options	389	48	Derivative financial assets – net of current portion
	—	(100)	Derivative financial liabilities – net of current portion
	397	(39)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	2022		2021
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	—	—	(273)	—
US$100M PNB	—	—	(11)	—
US$200M MUFG Bank, Ltd.	—	—	(8)	2
US$300M Notes 2031	(3,288)	75	(1,011)	75
	(3,288)	75	(1,303)	77

Smart:
US$100M Mizuho	—	—	(9)	—
US$140M PNB	28	3	(429)	4
	28	3	(438)	4

The effect of the cash flow hedge on our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2022
Long-term foreign currency options	(3,260)	Other comprehensive loss
	(3,260)

December 31, 2021
Long-term currency swaps	(301)	Other comprehensive loss
Long-term foreign currency options	(1,440)	Other comprehensive loss
	(1,741)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2022 and 2021:

	2022		2021
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	1	81	1	48
Other financial assets – net of current portion	—	1	—	19
Total noncurrent financial assets	1	82	1	67
Current Financial Assets
Cash and cash equivalents	287	16,002	146	7,466
Short-term investments	5	254	5	254
Trade and other receivables – net	132	7,385	142	7,218
Current portion of derivative financial assets	—	—	2	93
Current portion of debt instruments at amortized cost	—	—	4	207
Current portion of other financial assets	—	12	—	—
Total current financial assets	424	23,653	299	15,238
Total Financial Assets	425	23,735	300	15,305
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	719	40,153	758	38,648
Derivative financial liabilities – net of current portion	3	190	2	100
Other noncurrent liabilities	—	27	—	23
Total noncurrent financial liabilities	723	40,370	760	38,771
Current Financial Liabilities
Accounts payable	1,339	74,720	1,150	58,599
Accrued expenses and other current liabilities	218	12,184	239	12,164
Current portion of interest-bearing financial liabilities	39	2,165	44	2,252
Current portion of derivative financial liabilities	17	960	2	115
Total current financial liabilities	1,613	90,029	1,435	73,130
Total Financial Liabilities	2,336	130,399	2,195	111,901

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php55.82 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2022.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.97 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2021.

As at March 22, 2022, the Philippine Peso-U.S. Dollar exchange rate was Php54.52 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine Peso terms by Php2,484 million as at December 31, 2022.

Approximately 17% and 16% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at December 31, 2022 and 2021, respectively. Our consolidated foreign currency-denominated debt increased to Php41,894 million as at December 31, 2022 from Php40,439 million as at December 31, 2021 due to the weaker Philippine Peso-U.S. Dollar exchange rate. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts, long-term foreign currency options and short-term forwards allocated for debt were US$441 million and US$406 million as at December 31, 2022 and 2021, respectively. Consequently, the unhedged portion of our consolidated debt amounts were approximately 7% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2022 and 8% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2021.

Approximately 17%, 17% and 18% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2022, 2021 and 2020, respectively. Approximately 5%, 7% and 6% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended December 31, 2022, 2021 and 2020, respectively. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 9.52% against the U.S. Dollar to Php55.82 to US$1.00 as at December 31, 2022 from Php50.97 to US$1.00 as at December 31, 2021. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php4,685 million and Php3,890 million for the years ended December 31, 2022 and 2021, respectively, and net foreign exchange gains of Php1,488 million for the year ended December 31, 2020.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until March 31, 2023. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 0.33% as compared to the exchange rate of Php55.82 to US$1.00 as at December 31, 2022. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 0.33% as at December 31, 2022, with all other variables held constant, consolidated profit after tax for the year 2022 and stockholders’ equity as at year-end 2022 would have been approximately Php281 million and Php6 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2022
Interest rate swaps	—	—	Derivative financial assets – net of current portion
	—	—	Current portion of derivative financial assets
	—	—	Current portion of derivative financial liabilities
	—	—

December 31, 2021
Interest rate swaps	11	—	Derivative financial assets – net of current portion
	—	21	Current portion of derivative financial assets
	—	(26)	Current portion of derivative financial liabilities
	11	(5)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	2022		2021
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
US$200M MUFG Bank, Ltd.	—	—	(1)	—

The effect of the cash flow hedge on our consolidated statements of financial position as at December 31, 2022 and 2021 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2022
Interest rate swaps	—	Other comprehensive loss

December 31, 2021
Interest rate swaps	(1)	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2022 and 2021. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2022

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	4	1	6	0	11	596	—	596	10	573
Interest rate	—	2.3750% to 2.9000%	4.2500%	4.6250% to 6.2500%	6.5000%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,264	—	1,264	23	1,264
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	123	—	—	—	—	123	6,863	—	6,863	123	6,863
Interest rate	0.0500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	127	—	—	—	—	127	7,092	—	7,092	127	7,092
Interest rate	3.5000% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	28	—	—	—	—	28	1,586	—	1,586	28	1,586
Interest rate	2.8000% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	129	—	129	2	129
Interest rate	0.5000% to 2.0000%	—	—	—	—	—	—	—	—	—	—
	303	4	1	6	—	314	17,530	—	17,530	313	17,507

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,489	597	32,892	435	24,316
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	319	124	340	576	540	1,899	106,018	919	105,099	1,744	97,327
Interest rate	3.9500% to 4.0000%	3.9500% to 5.1560%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	53	14	28	42	162	9,042	40	9,002	162	9,042
Interest rate	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	—	—	—	—	—	—
Philippine Peso	—	93	55	141	1,383	1,672	93,310	723	92,587	1,672	93,310
Interest rate	—	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
Philippine Peso	179	—	—	—	—	179	10,000	—	10,000	179	10,000
Interest rate	2.6000 to 5.1600%	—	—	—	—	—	—	—	—	—	—
	523	270	409	745	2,565	4,512	251,859	2,279	249,580	4,192	233,995

As at December 31, 2021

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	4	—	—	—	—	4	207	—	207	4	207
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	2	—	6	8	400	—	400	8	403
Interest rate	—	—	2.3750%	—	4.6250%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	3	—	—	—	—	3	152	—	152	3	152
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	99	—	—	—	—	99	5,068	—	5,068	99	5,068
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	53	—	—	—	—	53	2,676	—	2,676	53	2,676
Interest rate	0.0500% to 0.2000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	208	—	—	—	—	208	10,615	—	10,615	208	10,615
Interest rate	0.2000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	39	—	—	—	—	39	1,986	—	1,986	39	1,986
Interest rate	0.5000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
	406	—	2	—	6	414	21,104	—	21,104	414	21,107

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	30,584	613	29,971	597	30,441
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	4	—	—	—	—	4	191	—	191	4	193
Interest rate	2.8850%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	120	519	185	649	1,122	2,595	132,285	1,056	131,229	2,571	131,039
Interest rate	4.5500% to 5.4000%	3.9000% to 6.3457%	4.0000% to 6.3457%	4.0000% to 6.3457%	4.2588% to 6.3457%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	26	53	39	28	56	202	10,329	52	10,277	202	10,329
Interest rate	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	59	95	59	1,396	1,609	82,025	1,136	80,889	1,609	82,025
Interest rate	—	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.6000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.6000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	—	—	—	—	—	—
	150	631	319	736	3,174	5,010	255,414	2,857	252,557	4,983	254,027

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 41% and 36% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at December 31, 2022 and 2021, respectively. Our consolidated variable rate debt increased to Php101,590 million as at December 31, 2022 from Php91,166 million as at December 31, 2021. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of nil and US$11 million as at December 31, 2022 and 2021, respectively, approximately 59% and 64% of our consolidated debts were fixed as at December 31, 2022 and 2021, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2023. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 30 basis points, or bps, and 60 bps higher/lower, respectively, as compared to levels as at December 31, 2022. If the U.S. Dollar interest rates had been 30 bps higher/lower as compared to market levels as at December 31, 2022, with all other variables held constant, consolidated profit after tax for the year 2022 and stockholders’ equity as at year-end 2022 would have been approximately Php104 million and Php44 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been 60 bps higher/lower as compared to market levels as at December 31, 2022, with all other variables held constant, consolidated profit after tax for the year 2022 and stockholders’ equity as at year-end 2022 would have been approximately Php14 million and nil, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2022 and 2021 are as follows:

	2022	2021
		(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	432	339
Derivative financial assets – net of current portion	81	48
Current portion of derivative financial assets	—	93
Total	513	480

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2022 and 2021. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2022 and 2021, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	December 31, 2022
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,328	12,380	—	41,708
Standard grade	303	4,445	—	4,748
Substandard grade	—	9,430	—	9,430
Default	764	4,236	9,425	14,425
Gross carrying amount	30,395	30,491	9,425	70,311
Less allowance	764	4,236	9,425	14,425
Carrying amount	29,631	26,255	—	55,886

	December 31, 2021
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,251	9,180	—	38,431
Standard grade	556	4,116	—	4,672
Substandard grade	—	8,494	—	8,494
Default	786	3,038	10,797	14,621
Gross carrying amount	30,593	24,828	10,797	66,218
Less allowance	786	3,038	10,797	14,621
Carrying amount	29,807	21,790	—	51,597

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements. Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2022 and 2021.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2022 and 2021:

	2022
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	55,886	505	55,381
Debt instruments at amortized cost	596	—	596
Other financial assets	3,695	—	3,695
Cash and cash equivalents	25,211	105	25,106
Short-term investments	129	—	129
Retail subscribers	10,327	46	10,281
Corporate subscribers	10,052	354	9,698
Foreign administrations	924	—	924
Domestic carriers	295	—	295
Dealers, agents and others	4,657	—	4,657
Financial instruments at FVPL:	767	—	767
Financial assets at FVPL	432	—	432
Long-term foreign currency options	81	—	81
Short-term investments	254	—	254
Total	56,653	505	56,148

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2022.

	2021
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	51,597	513	51,084
Debt instruments at amortized cost	607	—	607
Other financial assets	3,307	—	3,307
Cash and cash equivalents	23,907	127	23,780
Short-term investments	1,986	—	1,986
Corporate subscribers	8,371	379	7,992
Retail subscribers	7,637	7	7,630
Foreign administrations	1,220	—	1,220
Domestic carriers	227	—	227
Dealers, agents and others	4,335	—	4,335
Financial instruments at FVPL:	7,591	—	7,591
Financial assets at FVPL	339	—	339
Long-term foreign currency options	48	—	48
Short-term investments	255	—	255
Forward foreign exchange contracts	57	—	57
Interest rate swap	22	—	22
Long-term currency swaps	14	—	14
Other financial assets	6,856	—	6,856
Total	59,188	513	58,675

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2021.
The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2022 and 2021:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2022
Financial instruments at amortized cost:	70,137	41,708	4,748	9,430	14,251
Debt instruments at amortized cost	596	596	—	—	—
Other financial assets	4,285	3,694	1	—	590
Cash and cash equivalents	25,211	24,909	302	—	—
Short-term investments	129	129	—	—	—
Retail subscribers	17,216	7,782	458	2,087	6,889
Corporate subscribers	15,151	3,959	1,543	4,550	5,099
Foreign administrations	1,058	289	210	425	134
Domestic carriers	296	111	30	154	1
Dealers, agents and others	6,195	239	2,204	2,214	1,538
Financial instruments at FVPL:	941	604	163	—	174
Financial assets at FVPL	432	269	163	—	—
Long-term foreign currency options	81	81	—	—	—
Short-term investments	428	254	—	—	174
Total	71,078	42,312	4,911	9,430	14,425

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

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2021
Financial instruments at amortized cost:	66,044	38,431	4,672	8,494	14,447
Debt instruments at amortized cost	607	607	—	—	—
Other financial assets	3,919	3,020	287	—	612
Cash and cash equivalents	23,907	23,638	269	—	—
Short-term investments	1,986	1,986	—	—	—
Retail subscribers	15,676	5,411	297	1,929	8,039
Corporate subscribers	13,079	2,650	1,044	4,677	4,708
Foreign administrations	1,341	193	486	541	121
Domestic carriers	241	78	46	103	14
Dealers, agents and others	5,288	848	2,243	1,244	953
Financial instruments at FVPL:	7,765	7,467	124	—	174
Financial assets at FVPL	339	215	124	—	—
Long-term foreign currency options	48	48	—	—	—
Short-term investments	429	255	—	—	174
Forward foreign exchange contracts	57	57	—	—	—
Interest rate swap	22	22	—	—	—
Long-term currency swaps	14	14	—	—	—
Other financial assets	6,856	6,856	—	—	—
Total	73,809	45,898	4,796	8,494	14,621

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2022 and 2021 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2022
Financial instruments at amortized cost:	70,137	46,456	3,289	1,709	4,432	14,251
Debt instruments at amortized cost	596	596	—	—	—	—
Other financial assets	4,285	3,695	—	—	—	590
Cash and cash equivalents	25,211	25,211	—	—	—	—
Short-term investments	129	129	—	—	—	—
Retail subscribers	17,216	8,240	1,439	372	276	6,889
Corporate subscribers	15,151	5,502	1,615	1,214	1,721	5,099
Foreign administrations	1,058	499	37	14	374	134
Domestic carriers	296	141	72	26	56	1
Dealers, agents and others	6,195	2,443	126	83	2,005	1,538
Financial instruments at FVPL:	941	767	—	—	—	174
Financial assets at FVPL	432	432	—	—	—	—
Long-term foreign currency options	81	81	—	—	—	—
Short-term investments	428	254	—	—	—	174
Total	71,078	47,223	3,289	1,709	4,432	14,425

December 31, 2021
Financial instruments at amortized cost:	66,044	43,103	4,200	1,278	3,016	14,447
Debt instruments at amortized cost	607	607	—	—	—	—
Other financial assets	3,919	3,307	—	—	—	612
Cash and cash equivalents	23,907	23,907	—	—	—	—
Short-term investments	1,986	1,986	—	—	—	—
Retail subscribers	15,676	5,708	1,484	171	274	8,039
Corporate subscribers	13,079	3,694	2,420	926	1,331	4,708
Foreign administrations	1,341	679	119	55	367	121
Domestic carriers	241	124	47	17	39	14
Dealers, agents and others	5,288	3,091	130	109	1,005	953
Financial instruments at FVPL:	7,765	7,591	—	—	—	174
Financial assets at FVPL	339	339	—	—	—	—
Long-term foreign currency options	48	48	—	—	—	—
Short-term investments	429	255	—	—	—	174
Forward foreign exchange contracts	57	57	—	—	—	—
Interest rate swap	22	22	—	—	—	—
Long-term currency swaps	14	14	—	—	—	—
Other financial assets	6,856	6,856	—	—	—	—
Total	73,809	50,694	4,200	1,278	3,016	14,621

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2022, 2021 and 2020.

29.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at December 31, 2022 and 2021:

	January 1, 2022	Cash flows	Foreign exchange movement	Others	December 31, 2022
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	252,557	(7,405)	3,778	650	249,580
Lease liabilities (Notes 3 and 10)	21,686	(8,331)	—	29,080	42,435
Derivative financial liabilities	215	87	—	848	1,150
Accrued interests and other related costs (Note 24)	1,783	(9,013)	—	9,098	1,868
Dividends (Note 20)	1,708	(25,235)	—	25,348	1,821
	277,949	(49,897)	3,778	65,024	296,854

	January 1, 2021	Cash flows	Foreign exchange movement	Others	December 31, 2021
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	222,765	28,538	2,440	(1,186)	252,557
Lease liabilities (Notes 3 and 10)	20,025	(6,547)	—	8,208	21,686
Derivative financial liabilities	536	(25)	—	(296)	215
Accrued interests and other related costs (Note 24)	1,872	(8,922)	—	8,833	1,783
Dividends (Note 20)	1,194	(17,712)	—	18,226	1,708
	246,392	(4,668)	2,440	33,785	277,949

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2022 and 2021:

	2022	2021
		(in million pesos)
Additions to ROU assets (Note 10)	34,274	7,314
Acquisition of property and equipment on account	14,948	23,522
Capitalization to property and equipment of:
Inventories	6,517	5,989
Borrowing costs (Notes 5 and 9)	1,748	1,582
Foreign exchange differences – net (Note 9)	351	29
	57,838	38,436

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2022 and 2021:

	2022	2021
		(in million pesos)
Additions to lease liabilities (Note 10)	34,277	7,314

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

8*	Subsidiaries

12.1*	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1*	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE 104	Inline XBRL Taxonomy Extension Presentation Linkbase Document Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 23, 2023
PLDT INC.

	By:	/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Chief Legal Counsel