Form 20-F/A
period 2022-12-31
PLDT Inc.
filed 2023-03-27
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

PLDT Inc. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2022 (the “Original Form 20-F,” and together with this Amendment No. 1, the “Form 20-F Filings”), as filed with the United States Securities and Exchange Commission (the “SEC”) on March 24, 2023 (the “Original Filing Date”), to amend the section entitled “Commercial Commitments” contained in Part III, Item 18, Note 28 – Financial Assets and Liabilities – Commercial Commitments, on page F-164, in relation to our remaining significant commitments in respect of major capital expenditure vendors.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Other than as set forth herein, this Amendment No. 1 speaks as of the Original Filing Date and does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred since the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and any other documents that the Company has filed with the SEC on or after the Original Filing Date.

In this Amendment No. 1, PLDT Inc. (together with its subsidiaries) is referred to as “PLDT Group,” “we,” “us,” or “our,” and PLDT Inc. (excluding its subsidiaries) is referred to as “PLDT” or the “Company.”

Item 18. Financial Statements

3

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

Commercial Commitments

During the last quarter of 2022 up to the first quarter of 2023, discussions were conducted with our major vendors representing more than 80% of our capital expenditure requirements, regarding the status of capital expenditure commitments and related outstanding balances covering 2022 and prior years. These discussions resulted in certain purchase orders being validly cancelled or revised pursuant to a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors on or prior to March 23, 2023, taking into consideration our program priorities and current business requirements. The financial impact of the signing of the SMRAs will be reflected in our consolidated financial statements as they occur. As a result of the signing of the SMRAs, our remaining significant commitment in respect of major capital expenditure vendors amounted to about Php33,000 million, net of advances paid to these vendors, as at March 23, 2023.

For other capital expenditure vendors, we will engage in similar discussions with such vendors to achieve similar results. Any adjustments as a result of these discussions shall be taken up in our 2023 financial statements.

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