Form 20-F
period 2023-12-31
PLDT Inc.
filed 2024-03-27
CIK 78150

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2023

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

Atty. Marilyn A. Victorio-Aquino, telephone: +(632) 82500254; mvaquino@pldt.com.ph;

Ramon Cojuangco Bldg., Makati Avenue, Makati City, Philippines 1200

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Capital Stock, Par Value Five Philippine Pesos Per Share		New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Capital Stock	PHI	New York Stock Exchange

* Registered on the New York Stock Exchange not for trading but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of such stock exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2023:
216,055,775 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
300,000,000 shares of Non-voting Preferred Stock, Par Value Ten Philippine Pesos Per Share
150,000,000 shares of Voting Preferred Stock, Par Value One Philippine Peso Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PCAOB ID: 01755 Auditor Name: SyCip Gorres Velayo & Co. Auditor Location: Makati City, Philippines

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT		3
FORWARD-LOOKING STATEMENTS		5
PRESENTATION OF FINANCIAL INFORMATION		6

PART I		7

Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Performance Indicators	7
	Capital Stock	8
	Dividends Declared	8
	Dividends Paid	9
	Capitalization and Indebtedness	9
	Reasons for the Offer and Use of Proceeds	9
	Risk Factors	9
Item 3A.	[Reserved]	21
Item 4.	Information on the Company	21
	Overview	21
	Historical Background and Development	22
	Recent Developments	22
	Strengths	24
	Strategy	25
	Business Overview	26
	Capital Expenditures and Divestitures	34
	Organization	35
	Infrastructure	35
	Interconnection Agreements	37
	Licenses and Regulations	38
	Material Effects of Regulation on our Business	38
	Competition	41
	Environmental Matters	42
	Intellectual Property Rights	44
	Properties	44
Item 4A.	Unresolved Staff Comments	45
Item 5.	Operating and Financial Review and Prospects	45
	Overview	45
	Management’s Financial Review	45
	Results of Operations	49
	Capital Expenditure Plans	73
	Liquidity and Capital Resources	74
Item 5E.	Critical Accounting Estimates	80
	New and Amended Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2023	91
Item 6.	Directors, Senior Management and Employees	91
	Directors and Executive Officers	91
	Terms of Office	100
	Family Relationships	100
	Compensation of Key Management Personnel	100
	Share Ownership	101
	Board Practices	101
	Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees	102
	Employees and Labor Relations	105
	Pension and Retirement Benefits	106
Item 7.	Major Shareholders and Related Party Transactions	107

ii

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. (formerly Philippine Long Distance Telephone Company) and its consolidated subsidiaries, and references to “PLDT” or “the Company” mean PLDT Inc., excluding its consolidated subsidiaries (see Note 2 – Summary of Material Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a list of these subsidiaries, including a description of their respective principal business activities).

Unless the context indicates or otherwise requires, “Board of Directors” or the “Board” refer to the board of directors of PLDT.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php55.42 to US$1.00 on December 31, 2023. On March 20, 2024, the volume weighted average exchange rate quoted was Php56.03 to US$1.00.

In this annual report, each reference to:

•
ADS means American Depositary Shares;
•
ARPU means average revenue per user;
•
BIR means Bureau of Internal Revenue;
•
BSP means Bangko Sentral ng Pilipinas;
•
CMTS means cellular mobile telephone system;
•
CPCN means Certificate of Public Convenience and Necessity;
•
DFON means domestic fiber optic network;
•
DICT means Department of Information and Communications Technology of the Philippines;
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
•
IAS means International Accounting Standards;
•
ICT means Information and Communication Technology;
•
IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;
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
•
PCEV means PLDT Communications and Energy Ventures, Inc.;
•
PDRs means Philippine Depositary Receipts;
•
Philippine SEC means the Philippine Securities and Exchange Commission;
•
PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•
PSE means the Philippine Stock Exchange, Inc.;
•
R.A. means Republic Act of the Philippines;
•
SIM means Subscriber Identification Module;
•
Smart means Smart Communications, Inc.;
•
U.S. SEC means the United States Securities and Exchange Commission;
•
VAS means Value-Added Service;
•
VoIP means Voice over Internet Protocol;
•
VPN means virtual private network;
•
W-CDMA means Wideband-Code Division Multiple Access; and
•
WiFi means a wireless network technology that uses radio waves to provide high-speed internet and network connections.

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

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

Forward‑looking statements involve inherent risks and uncertainties. The forward‑looking statements included in this report reflect our current views with respect to future events and are not a guarantee of future performance. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward‑looking statement. These factors include, but are not limited to, the following:

•
increased competition and potential changes in the competitive and regulatory landscape of the telecommunications industry in the Philippines;
•
our ability to keep pace with disruptive innovations and new and emerging technologies;
•
our ability to maintain and enhance our brands;
•
our reliance on outsourcing and strategic sourcing arrangements, technology vendor contracts and other partnerships and/or joint ventures;
•
growth of the mobile telecommunications industry in the Philippines;
•
our ability to maintain our licenses, franchises and regulatory approvals;
•
applicable laws and regulations;
•
changes in regulations or user concerns regarding the privacy and protection of user data;
•
limitations in the amount of frequency spectrum or facilities made available to us;
•
the success of our acquisitions of, and investments in, other companies and businesses, and our ability to fully implement our business strategy;
•
fluctuations in the market values of our investments;
•
our ability to install and maintain telecommunications facilities and equipment in a timely manner;
•
any cyber-attacks on our network infrastructure and computer systems;
•
climate change;
•
our ability to finance our business;
•
foreign exchange rate fluctuations;
•
our indebtedness and limitations imposed by our debt covenants;
•
loss of key personnel or failure to attract and retain highly qualified personnel;
•
pending or future litigation, internal or external investigations and/or disputes;
•
fraud relating to device financing, credit cards, dealers or subscriptions; and
•
damage to our infrastructure;
•
international geopolitical conflicts; and

•
other factors described under “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS.

As at December 31, 2023, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax, other income (expense) – net, manpower rightsizing program and non-recurring income (expenses). Adjusted EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS. Adjusted EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, Adjusted EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review”.

Core Income and Telco Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Meanwhile, telco core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Maya Innovations Holdings, Pte. Ltd. (MIH) (formerly Voyager Innovations Holdings, Pte. Ltd.) losses, asset sales, and depreciation due to change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairments on non-current assets and non-recurring gains and losses. We compensate for these limitations by using core income and telco core income as a few of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2023, 2022 and 2021 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review”.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2019, 2020, 2021, 2022 and 2023:

	No. of shares					December 31,
	2023	2022	2021	2020	2019	2023	2022	2021	2020	2019
	(in millions)					(amounts in million Php)
Non-Voting Preferred Stock
10% Cumulative Convertible Redeemable Preferred Stock Series JJ*	—	—	—	—	—	—	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	300	300	300	360	360	360	360	360
Voting Preferred Stock	150	150	150	150	150	150	150	150	150	150
	450	450	450	450	450	510	510	510	510	510
Common Stock	216	216	216	216	216	1,093	1,093	1,093	1,093	1,093
Total	666	666	666	666	666	1,603	1,603	1,603	1,603	1,603

* On January 28, 2020 the Board of Directors authorized and approved the redemption and retirement of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock which were issued in the year 2014, effective May 12, 2020.

** Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2019, 2020, 2021, 2022 and 2023:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Php)	(amounts in million Php)
2019	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
2019	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
				75	16,204
2020	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
2020	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
				78	16,852
2021	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
2021	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
				84	18,150
2022	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
2022	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049
2022	March 23, 2023	April 11, 2023	April 21, 2023	45	9,722
2022	March 23, 2023	April 11, 2023	April 21, 2023	14	3,025
				134	28,951
2023	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
2023	March 7, 2024	March 21, 2024	April 5, 2024	46	9,939
				95	20,526

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2019	72.00	1.38
Regular Dividend – April 23, 2019	36.00	0.69
Regular Dividend – September 10, 2019	36.00	0.69
2020	77.00	1.55
Regular Dividend – April 3, 2020	39.00	0.77
Regular Dividend – September 4, 2020	38.00	0.78
2021	82.00	1.66
Regular Dividend – April 6, 2021	40.00	0.82
Regular Dividend – September 3, 2021	42.00	0.84
2022	117.00	2.14
Regular Dividend – April 4, 2022	42.00	0.82
Regular Dividend – September 5, 2022	47.00	0.83
Special Dividend – September 5, 2022	28.00	0.49
2023	108.00	1.94
Regular Dividend – April 24, 2023	45.00	0.81
Regular Dividend – September 4, 2023	49.00	0.88
Special Dividend – April 24, 2023	14.00	0.25

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on exchange rates quoted through the BAP for 2019 to 2023 dividend payments. See Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

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

Risks Relating to Us

Increased competition in the telecommunications sector may diminish our market share and profitability, while changes in the competitive and regulatory landscape could further exacerbate adverse effects on our business.

Increasing competition among telecommunications services providers, including from new operators, could significantly impact our business and prospects by, among other factors, necessitating tariff reduction, hindering growth of customer base and reducing service usage of our services. Competition is intense in both mobile and fixed-line services,with factors such as network coverage, service quality, product offerings, and price as considerations for subscriber preference, potentially requiring increased capital expenditures for capacity and coverage expansion.

The mobile telecommunications industry has experienced intense price competition as operators have attempted to expand market share, especially in light of a maturing voice and SMS market. Competition has now pivoted to data services, prioritizing customer experience over pricing, while, our competitors, Globe, and Converge ICT Solutions, Inc. (Converge), a pure fixed line broadband provider, are heavily investing in the fiber home broadband space. The third major mobile player, DITO Telecommunity Corporation (DITO) is aggressively expanding its footprint.

Developments in law, regulations and/or Government initiatives may increase competition and cause us to lose customers. In 2022, the amendment to the Public Service Act was approved which effectively removed the 40% foreign ownership restriction on telecommunication companies which will result in increased competition. Prior to this, as part of its push to encourage competition within the telecommunications industry, the Philippine Government introduced various measures to facilitate and enable the operations of new players, including a tower sharing policy, MNP, and removal of mobile interconnect charges. We cannot guarantee you that in the future, there will not be similar changes in law, regulations or Government initiatives that may adversely affect our competitiveness.

Our ability to compete depends on factors like network coverage, service quality, pricing, product innovation, sales channels, and financial resources. To uphold our competitive stance, our success hinges on our ability to anticipate and respond to industry shifts, including technological advancements, evolving consumer preferences, and economic trends. Failure to meet these challenges could adversely impact our business. In addressing the intense competition, we may need to adjust our pricing strategies and allocate resources to network upgrades, which could lead to lower revenues and higher costs. Moreover, the potential entry of new competitors and customer churn may require increasing marketing and capital expenditures, thereby impacting our overall profitability. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not result in the loss of customers, including due to our mobile and fixed line subscribers switching to other operators. Any of the foregoing events would result in a reduction in our profitability.

The rapid advancement of disruptive innovations by new and emerging technologies may outpace our ability to compete and/or manage the risk appropriately, resulting in a possible decline in demand for our services, significant changes to our business model and a material adverse effect on our business, results of operations, financial condition and prospects.

The growing use of mobile data in the Philippines, coupled with the prevalence of over-the-top (OTT) services and video conferencing applications, have negatively impacted our traditional revenue sources such as SMS and domestic calling services in recent years. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine Government to roll-out its free WiFi services to selected areas within various municipalities in the country. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years and have diminishing contribution to our total service revenues.

While the trend of increasing mobile data usage has resulted in, and is expected to continue to have, a positive impact on our data revenues, there is no guarantee that such increase will fully compensate for the decline in revenue from our traditional businesses. We may not be able to maintain and attract customers more effectively than our competitors. We will also need to invest in additional capacity, new infrastructure, systems and personnel to provide high quality services that accommodate increasing mobile data usage. As a result, our capital costs could increase as we phase out outdated and unprofitable technologies and invest in new ones.

We may not be able to accurately predict further technological trends or successfully adopt or implement new technologies in our business. Some of our competitors may be more successful than us in the development and implementation of new technologies, including services and platforms based on artificial intelligence, to address customer demand or improve operations. If we are unable to adequately advance our capabilities in these areas, or do so at a slower pace than others in our industry, we may be at a competitive disadvantage. In addition, there could be legal or regulatory restraints on our introduction of new services. If our services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract customers could be adversely affected.

Developments in Artificial Intelligence (AI) technologies, and its governing legal and regulatory frameworks, are rapidly evolving, and could significantly disrupt the telecommunications industry and subject us to increased competition, legal and regulatory risks and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations. The full extent of risks related thereto is difficult to predict. We are in the process of adopting AI technology to our platform, such as deploying a smart voice AI solution to handle payment collections. Data in models that AI technologies utilize may contain a degree of inaccuracy and error, which could reduce the effectiveness of the technology and adversely impact us and our operations to the extent we rely on such technologies. Further, we may not have full control over how third party AI technologies that we choose to use are developed or maintained, or how data we input is used or disclosed, even where we have sought contractual protections with respect to these matters. The misuse or misappropriation of our data could adversely impact our reputation and subject us to legal and regulatory investigations and/or actions. Regulations relating to AI technologies may also impose on us certain obligations and costs related to monitoring and compliance. There is uncertainty around the regulation of AI technologies as the Philippines government is in the process of defining its own laws and policies amidst the creation of new AI-related laws in other jurisdictions. The Department of Trade and Industry has developed the National AI Strategy for the Philippines. A bill has been filed in Congress (HB No. 7396) proposing the creation of an Artificial Intelligence Development Authority and is pending with the Committee on Information and Communications Technology.

The success of our business depends on our ability to maintain and enhance our brands.

We believe that our reputation and brands in the industry are crucial to the success of our business. To maintain and enhance our reputation and brands, we must continue providing relevant products and services, combined with the best customer experience, such that we not only maintain our current customer base but also attract new subscribers as well. If we are unsuccessful in maintaining and improving our brands, our business, financial position and results of operations may be negatively affected.

Our reliance on arrangements with technology vendors, other partnerships and/or joint ventures, and any disruptions to such arrangements may result in disruption to our business operations and adversely affect our supply of equipment and results of operations, financial condition, reputation and business prospects.

As part of our extensive capital expenditures program to overhaul our fixed and wireless networks infrastructure and our IT systems, we have entered into agreements with certain vendors, to upgrade and modernize a significant portion of our IT infrastructure. We cannot guarantee that we will be able to accomplish this transformation in a timely fashion, or at all, or in the manner intended. Furthermore, we cannot guarantee that such transformation will not result in service disruptions, network outages or encounter other issues that may detrimentally affect consumer experience. This may adversely affect our business, financial condition and results of operations.

Due to our reliance on third party vendors, our business operations may be negatively impacted by global geopolitical and public health developments (such as COVID-19), which could cause supply chain disruptions and result in delays in the building of our networks, and consequently the delivery of our services. Any adverse changes in import policies, including increases in import duties and tariffs, or any embargo on imports from countries from which our vendors supply or from countries which supply our vendors, may also adversely impact our business, prospects, results of operations and cash flows. In particular, trade tensions between the United States and major trading partners continue to escalate following the introduction of a series of tariff measures by the United States and/or its trading partners. Economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of People’s Republic of China (PRC)-based technology companies, including Huawei Technologies Co., Ltd. (Huawei), which is one of our major vendors for telecommunications equipment and software licenses, and with whom we have partnered with to develop and offer outcome-based cloud solutions. The United States has also in certain circumstances imposed and threatened to impose further sanctions, trade embargoes and other heightened regulatory requirements on the PRC and PRC-based technology companies. The United States government has brought enforcement actions against Huawei and companies who engaged in unauthorized transactions with Huawei. While our partnership with Huawei is not currently subject to such sanctions or trade embargoes, there is no assurance that the United States or other jurisdictions will not impose similar or more expansive restrictions that may materially and adversely affect or restrict our relationships or collaborations with our vendors, including Huawei and its designated entities, thereby adversely affecting our reputation, competitiveness and business operations.

Some of our third party vendors may encounter financial difficulties or consolidate with other vendors. This may result in a shrinking of the already limited pool of qualified vendors which may in turn, materially impact the third party vendors’ ability to fulfill their obligations and thereby impact our operations. The limited number of available vendors may also result in our dependence on a single vendor to provide critical services.

Our ability to generate revenues could be disrupted if our suppliers are no longer able or willing to supply us. In the event that any of our suppliers cannot or will not provide us with the required products, we may be forced to find alternative suppliers. There is no guarantee that we will be able to obtain our products or products of a similar quality from alternate suppliers, in part or at all. Failure to find alternative suppliers will disrupt our operations and hinder our ability to generate revenues.

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are currently derived from the provision of mobile services to customers in the Philippines. As a result, we depend on the continued development and growth of the mobile telecommunications industry in the Philippines. We believe the mobile penetration rate in the country, however, reached approximately 114% as at December 31, 2023, based on the number of SIM cards issued, and the industry may well be considered mature insofar as services such as SMS and domestic voice are concerned.

Data has emerged as the key driver for revenues. While data traffic on our network has increased, further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, alternative means of access, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or slow down its growth, could materially harm our business, results of operations, financial condition and prospects.

The franchises, licenses and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendment to the Public Service Act

In February 2022, the Philippine Congress approved the proposed amendments to the Public Service Act, which no longer considers telecommunication companies as “public utilities” but as “public service with critical infrastructure”. Under the amendments, telecommunication companies are no longer subject to the 40% foreign ownership restriction under the Constitution, subject to certain reciprocity rules and with provisions limiting/disallowing state-owned enterprises to invest in telecommunication companies. While the amendment increases our access to foreign capital, it may also allow foreign nationals to make significant investments in other telecommunications companies/operators that can compete with us. Republic Act No. 11659 or “An Act Amending Commonwealth Act No. 146, otherwise known as the Public Service Act, as amended” (Amendment to the Public Service Act), was signed into law by the President on March 21, 2022. The Amendment to the Public Service Act was published in the Official Gazette on March 28, 2022 and took effect on April 12, 2022. On March 20, 2023, the National Economic and Development Authority (NEDA) released its Implementing Rules and Regulations (IRR). The IRR took effect on April 4, 2023.

While we believe that PLDT is still in compliance with the requirements of the Constitution as at the date of this report, we cannot assure you that any subsequent changes in the law will not result in a different conclusion.

Failure to renew franchise and CPCNs

We operate our businesses under separate franchises, each of which has a fixed term and is subject to amendment, termination or repeal by the Philippine Congress.

We also hold various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. Some of our CPCNs and provisional authorities have already expired, but applications for the renewal of these CPCNs and provisional authorities were filed prior to their expiry. Under Executive Order No. 292, otherwise known as the Philippine Revised Administrative Code of 1987 (Administrative Code), and Republic Act No. 11032, otherwise known as the Ease of Doing Business and Efficient Government Service Delivery Act of 2018 (Ease of Doing Business Act), CPCNs and provisional authorities for which renewal applications have been filed prior to expiry are deemed effective until the applications for renewal are finally decided upon by the regulator. Although we have filed applications for the extension of these CPCNs and provisional authorities, we cannot assure you that the NTC will grant the applications for renewal.

Failure to renew CPCNs can materially and adversely affect our ability to conduct the essential functions of our business, and therefore adversely affect our financial condition and results of operations. See Item 4. “Information on the Company – Franchises, Licenses and Regulations” for more information.

Failure to comply with public ownership requirements under Republic Act No. 7925 or the Public Telecommunications Policy Act of the Philippines

In order to diversify the ownership base of public utilities, Republic Act No. 7925, otherwise known as the “Public Telecommunications Policy of the Philippines” (R.A. 7925), requires a telecommunications entity with regulated types of services to make a bona fide public offering through the stock exchange of its shares representing at least 30% of its aggregate common shares within five years from: (a) the date the law became effective; or (b) the entity’s commencement of commercial operations, whichever date is later.

Republic Act No. 10926 provides an exemption from the public listing requirement if the grantee is wholly-owned by a company that has publicly listed at least 30% of its authorized capital stock.

PLDT and PCEV are publicly listed companies and therefore in compliance with this requirement. Meanwhile, Smart, as a wholly-owned subsidiary of PLDT, a publicly listed company, is not required to offer any of its shares to the public.

Meanwhile, DMPI takes the position that it has satisfied the public offering requirement under R.A. 7925 and Republic Act No. 9180 (R.A. 9180), or the legislative franchise of DMPI (DMPI’s Franchise), by virtue of the fact that PLDT, a publicly listed company, holds a 99.6% equity interest in DMPI’s parent company, Digitel Telecommunications Philippines, Inc. (DTPI), which in turn, holds a 100% equity interest in DMPI. However, there can be no assurance that the Philippine Congress will agree with this position. If DMPI is found to be in violation of the public offering requirement under R.A. 7925 and R.A.9180, DMPI’s Franchise could be revoked by Congress, or a quo warranto case may be filed against it by the Office of the Solicitor General of the Philippines.

We cannot assure you that there will be no adverse changes in applicable public ownership requirements or interpretations or that none of our franchises, permits or licenses will be revoked in the future nor that any such changes or revocations would not have a material adverse effect on our business, financial conditions or prospects.

Our business is subject to extensive laws and regulations, including regulations in respect of our service rates, taxes and antitrust laws.

Our business is subject to extensive laws and regulations, including regulations in respect of our service rates, taxes and antitrust laws. Any adverse changes in applicable laws and regulations can have an adverse impact on our business, results of operations, financial condition and prospects.

The NTC regulates the rates we are permitted to charge for services that have not been deregulated, such as local exchange services, and is responsible for granting a long-term license called a CPCN. PLDT has obtained CPCNs for its international gateway facility, local exchange carrier, and interexchange carrier services. While CPCNs are typically co-terminus with the term of a public utility’s franchise, the NTC may amend certain terms of a CPCN, or revoke a CPCN for cause, subject to due process procedures. The exercise of regulatory power by regulators, including monetary regulators, may be subject to review by the courts upon the filing of appropriate actions by the affected parties.

We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction of our total revenues or profitability. The NTC could amend applicable regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. In addition, any future expansions in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could have a material adverse effect on our growth and prospects. The occurrence of any of the foregoing could impose substantial costs on us, cause interruptions or considerable delays in the provision, development or expansion of our services, or materially reduce our revenues and profitability. There is no assurance that the regulatory environment will support increases in our business and financial activity.

We are subject to a number of national and local taxes, and regulatory fees imposed by LGUs through their respective ordinances. We cannot assure you that we will not be subject to new, increased and/or additional taxes or that we would be able to pass on such additional expenses to our customers. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Moreover, we are subject to antitrust laws and regulations. Republic Act No. 10667, otherwise known as the Philippine Competition Act (Philippine Competition Act), came into effect on August 8, 2015, and prohibits practices that restrict market competition through anti-competitive agreements or the abuse of dominant position. The Philippine Competition Act also requires parties to provide notification and obtain clearance for certain mergers and acquisitions. Violators may be subject to administrative and criminal penalties. While our business practices have not in the past been found to have violated any antitrust laws and regulations, we cannot assure you that any new or existing governmental regulators will not, in the future, take the position that our current or past business practices have an anti-competitive effect on the Philippine telecommunications industry.

Smart received a subpoena duces tecum dated December 7, 2022, from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. In compliance with the subpoena, Smart submitted its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTCs, and documents and information on ISR to the PCC. As of the date of this report, Smart has not received any other notices from the PCC with regard to this investigation. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

In 2022, the amendment to the Public Service Act was approved, effectively removing the 40% foreign ownership restriction on telecommunication companies and thereby increasing competition, including from foreign investors and telecommunications companies.

In 2023, Congress passed House Bill 9021, otherwise known as the Refund for Internet and Telecommunications Services Outages and Disruptions Act which requires public telecommunications entities (PTEs), including internet service providers (ISPs), to issue a refund or adjust a customer's bill if they experience a cumulative internet service outage or interruption lasting twenty-four (24) hours or more within a month. However, the bill provides exemptions in the case of scheduled maintenances (with a 48-hour advance notice and not exceeding 48 hours per month), fortuitous events, or acts of third parties or subscribers. The implementation of House Bill 9021 would require PLDT Group to rigorously monitor service quality on a per-customer basis. This may necessitate substantial adjustments to the operations, processes, and network infrastructure of the PLDT Group, which could require us to incur significant costs. We may not be able to effectively implement such adjustments within the transition period provided by the relevant government agencies, or may incur additional costs in ensuring compliance within the set timeframe.

Regulators have been increasingly focused on online and mobile payment services, and regulatory and other developments could reduce the convenience or utility of our payment services for users. Governmental regulation of certain aspects of mobile payment systems under which PLDT operates could result in obligations or restrictions with respect to the types of products that we may offer to consumers, the payment card systems that link to our mobile payments systems, the jurisdictions in which our payment services or apps may be used, and higher costs, such as fees charged by banks to process funds through our mobile payments systems. Such obligations and restrictions could be further increased as more jurisdictions regulate payment systems. Moreover, if this regulation is used to provide resources or preferential treatment or protection to selected payments and processing providers, we could be displaced, prevented or substantially restricted from participating in particular geographies.

Changes in regulations or user concerns regarding the privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislations such as Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012 (the “Data Privacy Act”), and its IRR regulate data privacy matters and impose penalties for any violations of the Data Privacy Act. The rules apply to the processing of personal data in the public and private sectors, as well as within or outside the Philippines. Pursuant to Republic Act No. 11934, otherwise known as the SIM Registration Act (the “SIM Registration Act”), we are required to maintain a SIM register of all of our end users, exposing us to heightened risks of data breaches and cybersecurity attacks. Any failure, or perceived failure, by us to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including the Data Privacy Act, could result in proceedings or actions against us by governmental entities or affected parties, loss of user confidence, damage to the PLDT brands, or the loss of users or advertising partners, any of which could potentially have a material adverse effect on our business. Amendments to the Data Privacy Act have been filed with the Philippine Congress and is focused on a review of the penalties for criminal offenses, as well as the authority of the NPC to levy fines for administrative offenses. Any adverse amendments to the Data Privacy Act could increase our compliance costs and there is no assurance that we will be able to comply with any additional requirements imposed on us.

In addition, various foreign legislative or regulatory bodies continue to enact new or additional laws and regulations concerning privacy, data retention and data protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users.

Transfers of personal data across jurisdictions may subject us to regulation by foreign authorities, which may require us to incur additional costs in complying with such regulations. The interpretation and application of privacy, data protection and data retention laws and regulations in each jurisdiction may be subject to change and such laws and regulations may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-term business planning decisions. If privacy, data protection or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices, we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices or operating platforms in a manner adverse to our business. While the PLDT Group periodically conducts compliance audits and regularly holds privacy and information security training and awareness campaigns, it cannot guarantee that personal data breaches resulting from failure of our personnel to comply with PLDT policies will not occur. Such breaches could result in litigation and/or regulatory actions and penalties against us, and adversely impact on our business operations and financial conditions.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction, increase our costs and reduce our competitiveness.

The available radio frequency spectrum is one of the principal limitations on a wireless network’s capacity, and there are limitations in the spectrum and facilities available to us to provide our services. The NTC grants provisional authority to mobile network operators (MNO), which specify the period, service area and essential frequencies for delivering the telecommunications service assigned to the MNO, and charges spectrum users’ fees for use of the allocated spectrum Our future wireless growth will increasingly depend on our ability to offer relevant content and data services and a wireless network that has sufficient spectrum and capacity to support such services. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum.

Our competitiveness may decline if we cannot obtain the necessary or optimal allocation of spectrum from the Philippine Government. If the Philippine Government does not fairly allocate spectrums to wireless providers in general, revokes the spectrum previously granted to us, or if we fail to acquire the necessary amount of spectrum or deploy the services that customers desire on a timely basis without burdensome conditions or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially and adversely affected.

We may not be successful in our acquisitions of, and investments in, other companies and businesses, and may therefore be unable to fully implement our business strategy.

As growth slows or reverses in our traditional fixed line and mobile businesses, and as part of our strategy to grow other business segments, we may make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. The success of our acquisitions and investments depends on a number of factors, such as:

o
our ability to identify suitable opportunities for investment or acquisition;
o
our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;
o
the extent to which we are able to influence or exercise control over the acquired or investee company;

o
the compatibility of the economic, business or other strategic objectives and goals of the acquired or investee company with those of the PLDT Group, as well as the ability to execute the identified strategies in order to generate fair returns on the investment; and
o
our ability to successfully integrate the acquired company or business with our existing businesses.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies. For example, we hold an investment in MIH, an important player in the financial technology space and an integral part of our digital payments ecosystem. In accordance with IAS 28, Investments in Associates and Joint Ventures, we account for our investment in MIH using the equity method, whereby we recognize our proportionate share of MIH’s losses, which amounted to Php2,277 million and Php3,032 million for the years ended December 31, 2023 and 2022, respectively. Credit ratings and the value of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to maintain our current market share and the quality of our services, which could have a material adverse effect on our results of operations and financial condition.

Our business requires the regular installation of new telecommunications facilities and equipment, and the regular maintenance of such facilities and equipment, which are continually being undertaken. The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

o
shortages of equipment, materials and labor;
o
delays in the issuance of national and local government building permits;
o
theft of telecommunication cables and equipment;
o
work stoppages and labor disputes;
o
interruptions resulting from man-made events (e.g., sabotage), outbreak of epidemics, pandemics or other public health crises, inclement weather and other natural disasters;
o
rapid technological obsolescence;
o
inability of vendors and/or suppliers to deliver on commitments;
o
unforeseen engineering, environmental/climate-related and geological problems; and
o
unanticipated cost increases.

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or prevent us from deploying our networks and properly maintaining the equipment used in our networks, and hence affect our ability to maintain existing services and roll-out new services, for example, which could have a material adverse effect on our results of operations and financial condition.

Our business relies on secure network infrastructure and computer systems, and any successful cyber attacks against them, or the perception of such attacks, may materially adversely affect our operations, financial condition, results of operations and reputation.

We need to constantly upgrade our cybersecurity capabilities to support our business needs. We depend on information and digital services to run our business and deliver value. Our Company faces the following challenges in an era of connectivity, digital identity, decentralized decisions, information monetization, transparency, and variable trust:

o
An increase in the variety of products and services that we provide to our customers (e.g. customer premise equipment, systems, devices, IoT, data and their dynamic relationships) exposes relevance issues, as well as scalability issues in our existing security control solutions;

o
Our existing deterrence measures against cybersecurity breaches may become less effective. For instance, defensible gates and impermeable walls that are designed to secure our service and information infrastructure may have become less effective. While such tools and measures make it difficult to breach our system, these tools may not stop breaches altogether;
o
The infrastructure underpinning the digitalization of consumer and enterprise services has become more complex;
o
The consequences of a cybersecurity breach could be severe. Breaches resulting in leakage of our Company’s and/or our customers' confidential commercial and/or personal information may result in irreparable damage to our reputation and brand. Moreover, leakage of sensitive personal customer information could, in some cases, result in a threat to personal safety, as well as legal and/or regulatory liability;
o
Perpetrators are adopting more sophisticated technologies in their attempts to breach our defensive security measures; and
o
While encrypted internet traffic protects private information, it inadvertently hampers cyber protection efforts. Perpetrators could abuse encrypted communication tools and use them in their efforts to breach into our systems, with less risk of such efforts being discovered by cyber security measures.

Our Cyber Security Operations Group (CSOG) is responsible for managing cyber threats and attacks. While the Company has been able to contain the effects of past cybersecurity attacks on its network and system performance, and such cybersecurity attacks did not have any material financial, legal, reputational or regulatory repercussions for the Company, there is no assurance that we will be able to successfully safeguard our systems against all cyber attacks, particularly as cyber attacks have become more sophisticated and prevalent. Any successful attack on our infrastructure could result in legal and/or regulatory liabilities, disruptions to our business operations, damage to our reputation, and financial losses. See Item 16K. "Cyber Security" for a detailed discussion of our cybersecurity measures.

Climate change could increase the impact of natural disasters and environmental legislation and regulations on our operations.

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. The ongoing global climate change may exacerbate the severity and frequency of natural disasters. The rising intensity and frequency of storms, heatwaves and earthquakes could increase the likelihood of damages to our infrastructure and failures of our wired and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. Furthermore, climate change and severe weather conditions could also affect and disrupt our supply chain, resulting in delays in the delivery of our supplies. The increase in the likelihood of damages to our infrastructure and disruptions in our supply chain as a result of natural disasters could have a material adverse impact on our operations.

Climate change and the consequent impact to communities resulting from more severe and frequent natural disasters may affect the ability of our customers to afford our services.

In light of heightened awareness on climate change globally, the Philippine Government could introduce new and more stringent environmental legislation and regulations. If such legislation or regulations are enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply. We cannot guarantee that we will at all times be in compliance with any new environmental legislation and regulations. The failure to comply with new environmental legislation and regulations could have a material adverse impact on our operations and financial conditions.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures, net of additions subject to sale and leaseback from tower companies, totaled Php85,083 million, Php96,810 million and Php88,983 million for the years ended December 31, 2023, 2022 and 2021, respectively. In 2024, we will prioritize projects that support the growing demand from our customers, enhance our ability to deliver superior customer experience, and enable our corporate customers to grow their businesses.

Adverse changes in global financial markets could limit our ability to access capital or increase the cost of capital needed to fund our business operations. We have obtained and may seek external financing for a portion of our future capital expenditures. There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all. If we cannot complete our development programs or other capital projects on time due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected. Furthermore, if we are unable to monetize our investments and generate the expected revenues, our cash flows and gearing may be negatively impacted.

If we face difficulties in funding our capital expenditures or if our capital expenditure commitments exceed our budget, we may opt to postpone our projects which may limit our ability to serve our customers or engage in negotiations with our vendors. Any cancellations or amendments of agreements with vendors may cause us to incur penalties and adversely affect our business, reputation and share prices. See Item 5. “Operating and Financial Review and Prospects".

Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar.

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos, with 8% of revenues denominated in U. S. dollars. Of our total consolidated debts, approximately 16% was denominated in U.S. dollars as at December 31, 2023.

A depreciation of the Philippine peso against the U.S. dollar would increase the amount of our U.S. dollar-denominated debt obligations, capital expenditures, and operating and interest expenses in Philippine peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in Philippine peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially and adversely affect our results of operations. A depreciation of the Philippine peso could also cause us not to be in compliance with the financial covenants imposed on us by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments, which were designated as non-hedged items. While we have entered into hedging arrangements to hedge our exposure to foreign exchange fluctuations, such arrangements may not adequately protect us against a peso depreciation.

The Philippine peso may be subject to fluctuations due to a range of factors, including:

o
political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;
o
global economic and financial trends;
o
the volatility of emerging market currencies;
o
any interest rate increases by the Federal Reserve Bank of the United States and/or the BSP; and
o
higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations or foreign exchange traders including banks covering their short U.S. dollar positions, among others.

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations and service our other debt.

Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of IFRS at relevant measurement dates, principally at the end of each quarter period. In addition, PLDT’s bonds contain covenants that limit our ability to take certain actions.

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are the poor operating performance of PLDT and its subsidiaries, the depreciation of the Philippine peso relative to the U.S. dollar, the impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including the issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, the depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, the increase in reference interest rates, and general market conditions.

If we are unable to meet our debt service obligations or comply with our debt covenants, we may need to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to implement these measures successfully could result in a declaration of default and an acceleration of maturities of some or all of our indebtedness, which could have a material adverse effect on our business, results of operations and financial condition.

Our subsidiaries could be limited in their ability to pay dividends to us due to internal cash requirements and their creditors having superior claims over their assets and cash flows, which could materially and adversely affect our financial condition.

A significant part of our total revenues and cash flows from operating activities are derived from our subsidiaries, particularly Smart. Smart has significant internal cash requirements for debt service, capital expenditures and operating expenses and as a result, may be financially unable to pay any dividends to PLDT. Although Smart has been making dividend payments to PLDT regularly since December 2002, there can be no assurance that PLDT will continue to receive these dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

As at January 31, 2024, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.20% in PLDT’s outstanding common stock (representing 33.80% of our overall voting stock).

Additionally, all of PLDT’s shares of voting preferred stock, which represent 40.98% of PLDT’s total outstanding shares of voting stock as at January 31, 2024, are owned by a single stockholder, BTF Holdings, Inc. (BTFHI).

The FP Parties, NTT Communications, NTT DOCOMO, JG Summit Group and/or BTFHI may exercise their respective voting rights over certain decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT. See Note 3 – Key Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

We are unionized and are vulnerable to work stoppages, slowdowns or increased labor costs.

As at December 31, 2023, PLDT has three employee unions, representing in the aggregate 8,137 employees, or 52%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. For instance, PLDT experienced significant charges from its manpower rightsizing program in 2021, 2022 and 2023, mainly incurred in the fixed-line business. Each of our different employee groups require separate collective bargaining agreements. If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if PLDT were to experience widespread employee dissatisfaction, PLDT could be subject to collective bargaining deadlocks, strikes, work slowdowns or stoppages. Any of these events would be disruptive to our operations and could have a material adverse effect on our business.

Additionally, on July 3, 2017, PLDT received a Compliance Order from the Department of Labor and Employment (DOLE), in connection with the non-payment of statutorily required monetary benefits, including the 13th month pay by certain PLDT contractors to their employees, as well as the regularization of 7,344 contractor employees. On July 31, 2018, the CA promulgated a decision granting PLDT’s request for an injunction against the Compliance Order and remanded the case back to the DOLE for further proceedings regarding the computation of the monetary awards, which amounted to Php51.8 million according to the regularization orders, and the determination of employees engaged in installation, repair and maintenance work who must be regularized. On April 5, 2019, PLDT filed a petition for review with the Supreme Court.

The Supreme Court resolved the consolidated Petitions in a Decision promulgated on February 14, 2024. The Decision affirmed the Court of Appeals in setting aside the Secretary of Labor's orders for PLDT to regularize the 7,344 workers of its contractors, except those workers performing "installation, repair and maintenance" services, whose regularization is subject to a remand of proceedings before the Regional Director of the DOLE. In setting aside the Secretary of Labor's orders, the Supreme Court ruled that the exercise of the Secretary's visitorial and enforcement powers is subject to the "basic tenets of appreciating evidence," and that it was improper to rely on the anecdotal evidence that was used as basis in the Secretary's orders because such evidence is "malleable and may be tailored to suit any narrative or conclusion." The remand will require the Regional Director of DOLE to determine the appropriateness of regularization of employees of contractors engaged in installation, repair, and maintenance, by undertaking the following: (a) to review and properly determine the effects of the regularization of the workers performing installation, repair, and maintenance services; (b) to review, compute, and properly determine, the monetary award on the labor standards violation, to which PLDT, and the concerned contractors are solidarily liable; and (c) to conduct further appropriate proceedings, consistent with this Decision. Motions for Reconsideration may be filed by the parties, subject to their receipt of the

Supreme Court decision by official service. See Item 8. “Financial Information – Legal Proceedings” and Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

We cannot guarantee that PLDT or its subsidiaries will not be subject to similar proceedings or other labor-related regulatory activities, the results of which may have an adverse reputational and/or financial impact. While we believe that PLDT has a strong legal position in its pending labor cases, we note that labor tribunals are mandated to resolve cases in favor of employees in the case of any doubt.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

Our future performance depends on our ability to attract and retain highly qualified key technical, marketing, sales, and management personnel. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business and could be unsuccessful. We cannot guarantee the continued employment of any of the members of our senior leadership team, who may depart our Company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other personal reasons. Any inability to attract, retain or motivate our personnel could have a material adverse effect on our results of operations and prospects.

Adverse results of any pending or future litigation, internal or external investigations and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel and is based upon our analysis of potential results. See Item 8. “Financial Information – Legal Proceedings” and Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion. While PLDT believes that the positions it has taken in these cases have strong legal bases, the final outcome of these cases may prove to be different from its expectations. In addition, we cannot assure you that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

Our financial condition and operating results will be impaired if we experience high fraud rates related to device financing, credit cards, dealers, or subscriptions.

Our operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If our fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as customers, national retailers, dealers, and others, the resulting loss of revenue or increased expenses could have a material adverse effect on our financial condition and operating results.

RISKS RELATING TO THE PHILIPPINES

Political and social instability in the Philippines may have a negative effect on the general economic conditions in the Philippines which could have a material adverse impact on our results of operations and financial condition.

The Philippines has, from time to time, experienced political and military instability, including acts of political violence. In the last two decades, there has been political instability in the Philippines, including extra-judicial killings, alleged electoral fraud, impeachment proceedings against two former presidents and the chief justice of the Supreme Court of the Philippines, nullification of the appointment of another chief justice, hearings on graft and corruption issues against various government officials and public and military protests arising from alleged misconduct by the previous and current administrations. There can be no assurance that acts of election-related or other political violence will not occur in the future, and any such events could negatively impact the Philippine economy.

In addition, we may be affected by political and social developments in the Philippines and changes in the political leadership and/or government policies in the Philippines. Any major deviation from the policies of the previous administration or fundamental change of direction, including a change in the form of government, may lead to an increase in political or social uncertainty and instability. Such political or regulatory changes may include (but are not limited to) the introduction of new laws and regulations that could impact our business.

We cannot assure you that the political environment in the Philippines will be stable or that the current or future administration will adopt economic policies that are conducive to sustained economic growth or which do not materially and adversely impact the current regulatory environment for the telecommunications and other companies. An unstable political or social environment in the Philippines could negatively affect the general economic conditions and business environment in the Philippines which, in turn, could have a material and adverse impact on our business, financial position and financial performance.

Natural disasters, terrorist acts or acts of war could cause damage to our infrastructure and/or result in significant disruptions to our operations and financial condition.

Our business operations are subject to interruption by natural disasters, such as flooding, typhoons, hurricanes, pandemics and epidemics, terrorist or other hostile acts, and other events beyond our control. The Philippines is particularly susceptible to natural hazards, including tropical cyclones, earthquakes and volcanic risks. Any of the aforementioned events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers. While we maintain insurance coverage for some of these events, the potential impact of damage or loss of assets to our financial condition as well as liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may be insufficient for all eventualities. These events could also damage the infrastructure of the suppliers that provide us with the equipment and services that we need to operate our business and provide products to our customers. A natural disaster or other event causing significant physical damage could cause us to experience substantial losses resulting in significant recovery time and additional expenditures to resume operations. In addition, these occurrences could result in lost revenues from business interruption as well as damage to our reputation.

The Philippines has been subject to a number of terrorist attacks in the past several years. The Philippine army has been in conflict with the Abu Sayyaf organization which has been identified as being responsible for kidnapping and terrorist activities in the Philippines, and is also alleged to have ties to the Al-Qaeda terrorist network and, along with certain other organizations, has been identified as being responsible for certain kidnapping incidents and other terrorist activities particularly in the southern part of the Philippines. Furthermore, the Government and the Armed Forces of the Philippines (the AFP) have been in conflict with members of several separatist groups seeking greater autonomy, including the Moro Islamic Liberation Front (the MILF), the MNLF and the New People’s Army (the NPA). There have been numerous bombing incidents in Mindanao and elsewhere in the Philippines, which have resulted in death and injury to the civilian population as well as military and security personnel. An increase in the frequency, severity or geographic reach of these terrorist acts, violent crimes, bombings and similar events could have a material adverse effect on investment and confidence in, and the performance of, the Philippine economy. Any such destabilization could cause interruption to our business and materially and adversely affect our business, financial condition, and results of operations. These continued conflicts between the Government and separatist groups could lead to further injuries or deaths by civilians and members of the AFP, which could destabilize parts of the Philippines and adversely affect the Philippine economy. There can be no assurance that the Philippines will not be subject to further acts of terrorism or violent crimes in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment.

The Philippines, China and several Southeast Asian nations have been engaged in a series of longstanding territorial disputes over certain islands in the West Philippine Sea, also known as the South China Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea (UNCLOS). Despite efforts to reach a compromise, a dispute arose between the Philippines and China over a group of small islands and reefs known as the Scarborough Shoal. Actions taken by both sides have threatened to disrupt trade and other ties between the two countries, including a temporary ban by China on Philippine banana imports, a temporary suspension of tours to the Philippines by Chinese travel agencies and the rejection by China of the Philippines’ request for arbitral proceedings administered in accordance with the UNCLOS to resolve the disputes.

Should territorial disputes between the Philippines and other countries in the region continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result. Such conflicts may impact the supply and prices of energy, food and other critical commodities, possibly resulting in delays in the delivery of supplies from our vendors, as well as the capital and financial markets, foreign currencies exchange, investments, and governmental or regulatory orders, which in turn, may impact our business. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports.

There is no guarantee that tensions will not escalate further or that the territorial disputes among the Philippines and its neighboring countries, especially China, will cease. In an event of escalation, the Philippine economy may be disrupted and our business and financial standing may be adversely affected. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial condition, and results of operations.

If foreign exchange controls were to be imposed, our ability to meet our foreign currency payment obligations could be adversely affected.

In general, Philippine residents may freely dispose of their foreign exchange receipts and foreign exchange may be freely sold and purchased outside the Philippine banking system. However, the Monetary Board of the BSP has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:

o
suspend temporarily or restrict sales of foreign exchange;
o
require licensing of foreign exchange transactions; or
o
require the delivery of foreign exchange to the BSP or its designee banks for the issuance and guarantee of foreign currency-denominated borrowings.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. Since 2013, Moody’s, S&P Global, and Fitch have maintained credit ratings for the Philippines of Baa2, BBB+ and BBB, respectively.

The Philippine Government’s credit ratings directly affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Fitch, Moody’s, S&P Global, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, on the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and on the interest rates and other commercial terms at which such additional financing is available.

Developments outside of the Philippines, including U.S. policies related to global trade and tariffs could adversely affect our business, financial condition and results of operations.

The current international political environment, including existing and potential changes to U.S. policies related to global trade and tariffs, have resulted in uncertainty surrounding the future state of the global economy. Since 2018, the U.S. began to increase or impose tariffs on many products, particularly from China, including, but not limited to, solar panels, steel and aluminum products, consumer electronics, and industrial chemicals. In response, the European Union, China and other affected jurisdictions have introduced tariffs on U.S. goods. An escalating trade war may have material adverse effects on the power industry and our business may be impacted by these tariffs. Any further expansion in the types or levels of tariffs implemented has the potential to negatively impact our business, financial condition and results of operations. Additionally, there is a risk that the U.S. tariffs on imports are met with tariffs on U.S. produced exports and that a broader trade conflict could ensue, which has the potential to significantly impact global trade and economic conditions. Potential costs and any attendant impact on pricing arising from these tariffs and any further expansion in the types or levels of tariffs implemented could adversely affect our business, financial condition and results of operations. While there are ongoing discussions between the U.S. and China to reduce tariffs in phases, there is no certainty as to the timing and scale of the reduction in tariffs, and overall impact on global markets. Thus, economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could also adversely affect our businesses and results.

Item 3A. [Reserved]

Item 4. Information on the Company

OVERVIEW

We are one of the leading telecommunications and digital services providers in the Philippines, serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a wide range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

As at December 31, 2023, we served 65.3 million users through the provision of mobile, fixed line and data services.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

Our three business units are as follows:

Wireless. Our wireless business focuses on driving growth in our data services while managing our legacy business of voice and SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services.

Fixed Line. We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients. Our fixed line business group offers data, voice, data center, cloud, cyber security services, managed information and others.

Others. Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in MIH, formerly Voyager Innovations Holdings, Pte. Ltd.

We had a market capitalization of approximately Php276,335 million, or US$4,986 million, as at December 31, 2023. We had total revenues of Php210,953 million, or U$$3,807 million, and net income attributable to equity holders of PLDT of Php26,614 million, or US$480 million, for the year ended December 31, 2023.

HISTORICAL BACKGROUND AND DEVELOPMENT

PLDT was incorporated in the Philippines under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Pursuant to Section 11 of the Revised Corporation Code, which states that corporations shall have perpetual existence unless the corporation elects to retain the specific corporate term indicated in its Articles of Incorporation, PLDT has a perpetual corporate term.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its term until 2028 and broadening its franchise to permit it to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, wired or wireless telecommunications systems, fiber optics, multi-channel transmission distribution system, VAS (including, but not limited to, the transmission of voice, data, audio and video), information services bureau and all other telecommunications systems technologies available. Our subsidiaries, including Smart and DMPI, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 8816-8056. Our website address is www.pldt.com. The contents of our website are not a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

RECENT DEVELOPMENTS

Php1.0 billion Green Loan Facility from HSBC Philippines

On March 6, 2024, PLDT secured a 5-year Php1.0 billion Green Loan Facility from HSBC Philippines to partially fund the Company’s ongoing nationwide modernization and expansion of its fiber network. The upgrade of the network to fiber and the resultant energy efficient operations support the PLDT Group's decarbonization roadmap and sustainability agenda.

Formation of a Digital Entity

On February 5, 2024, PLDT invested Php5,000 for 5,000 shares in Limitless Growth Ventures Inc., or Limitless, to serve as a digital entity that will harness the data assets of the MVP Group of Companies (MVP Group) and provide a platform for a Group-wide digitalization effort. This collaboration represents the first step in a collective effort to drive new opportunities for growth and value within the MVP Group.

Limitless will use a tech platform that can enable the MVP Group to scale up and achieve seamless integration of services and capabilities. Further, payments and rewards systems are expected to be catalysts to empower the overall user experience.

On March 1, 2024, PLDT further invested Php210 million in six million common shares or 60% equity interest in Limitless and a deposit for future stock subscription pending the Philippine SEC’s approval of Limitless’ proposed capital increase. On the same day, other companies within the MVP Group invested Php140 million in Limitless for the subscription of four million common shares and a deposit for future stock subscription.

Sale of Interest in Multisys

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million. The sale transaction was completed on January 12, 2024. In accordance with the Third Restated Shareholders’ Agreement that the parties signed on January 30, 2024, PGIH remains entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Thus, the results of operations and financial position of Multisys will continue to be consolidated into the PLDT Group.

Proposed Investment in Radius Telecom, Inc. (Radius)

On January 30, 2024, the Board of Directors of PLDT approved the proposed investment of PLDT in Radius by subscribing to 2,491,516 shares of common stock, representing a 34.9% equity interest for a total consideration of approximately Php2,116 million. This proposed investment is a strategic move to fortify PLDT's market position and increase its market share through a harmonious integration of solution capabilities and market coverage. The closing of this transaction is subject to the satisfaction of closing conditions including completion of due diligence review and execution of definitive agreements.

Proposed Acquisition of Sky Cable Corporation (Sky)

On March 16, 2023, PLDT entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation and Lopez, Inc. for the proposed acquisition by PLDT of the broadband business and related assets of Sky through the purchase of 100% of Sky’s total issued and outstanding capital stock. The aforesaid agreement was amended by the parties on January 12, 2024. The closing of the proposed transaction was subject to compliance with certain conditions precedent which included, among others, the termination or cessation of operations by Sky of its PayTV and cable business, obtaining all applicable government approvals and clearances, and obtaining all required consents and corporate actions.

On March 28, 2023, PLDT filed a Notification with the PCC regarding the purchase of Sky’s broadband business. On February 22, 2024, the parties mutually decided not to proceed with the proposed acquisition. Thereafter, PLDT submitted to the PCC a Letter-Notice informing the PCC of the parties’ decision not to proceed with the proposed transaction.

Investment in Class C2 Convertible Preference Shares in MIH

On December 13, 2023, PCEV, along with other existing shareholders Vision Investment Holdings Pte. Ltd., a holding company of Kohlberg Krans Roberts & Co., Inc. (KKR), Cerulean Investment Limited, a holding company of Tencent Holdings Limited (Tencent), Sai Global Singapore Fund I, LLC (SIG), Mercury Group of Companies, Inc (Mercury), First Pacific Ventures Limited (First Pacific Ventures) and Jumel Holdings Inc. (Jumel), entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. On the first closing, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH class C2 convertible preferred shares, thereby increasing PCEV’s ownership in MIH from 36.63% as at December 31, 2022 to 36.97% as at December 31, 2023.

Investment of PCEV in Maya Bank

Between February 17, 2023 and December 21, 2023, PCEV entered into four new subscription agreements with Voyager Finserve Corporation (VFC) and Paymaya Finserve Corporation (PFC) (collectively known as Bank Holdcos) to subscribe to a total of 19.6 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On February 15, 2024, PCEV entered into additional subscription agreements with VFC and PFC to subscribe to 5.3 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank Holdcos.

Sale and Leaseback of Telecom Towers

In 2022 and 2023, Smart and DMPI signed sale and purchase agreements with tower companies (the TowerCos) in connection with the sale of telecom towers and related passive telecommunications infrastructure. Concurrent with the execution of the sale and purchase agreements, Smart has also entered into Master Service Agreements (MSA) with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos will also be responsible for providing operations and maintenance services as well as power to the sites. The sale and leaseback will be complemented by a new tower build commitment over the next few years. The agreements are closed on a staggered basis depending on the satisfaction of closing conditions.

The proceeds of the sales will be used to prepay debt or avoid new debt, fund working capital and capital expenditures, including payment of special dividends for the first tranche of towers sold.

Through this landmark deal, Smart and DMPI pioneered tower sharing in the Philippines and in support of the Philippine Department of Information and Communications Technology’s goal of improving tower density. In addition, this arrangement will further solidify Smart’s superior network quality, enhance customer experience and give rise to significant operating and cost efficiencies.

See Note 9 – Property and Equipment and Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for updates on the above discussion.

Other Matters

For updates on matters relating to the (1) Class Action Suit against PLDT; (2) DOLE Compliance Order Issued Against PLDT; (3) Notice of Material Breach and Demand for Payment on DITO; and (4) Attys. Baquiran and Tecson vs. NTC, et al., see Item 8. Financial Information – Legal Proceedings and Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”; and (5) Petition against the PCC, see Item 8. Financial Information – Legal Proceedings and Note 11 – Investment in Associates and Joint Ventures, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

STRENGTHS AND STRATEGIES

Strengths

We believe our business is characterized by the following competitive strengths:

•
Exposure to Large and Attractive Markets. Our mobile data and home broadband services are well positioned to serve markets with continuing growth potential. As data adoption continues to grow with greater smartphone ownership, with the increasing utility of data for everyday activities, and with around 67% of our mobile subscribers being active data users as at December 31, 2023, we believe that demand for mobile data will continue to grow meaningfully. Meanwhile, we believe there is still room to grow in the home broadband market. After the opening of the economy and increased mobility after the pandemic lockdowns, PLDT continues to significantly serve the market demand for connectivity and home broadband services which allow our customers to work, study, conduct business and enjoy entertainment.
•
Superior Integrated Networks. With our extensive fixed and integrated telecommunications networks in the Philippines, we are able to offer a wide array of communications services. As part of our capital expenditure program, we continue to invest in upgrading our fixed network to an all IP-based next-generation network, expand the reach of our transmission and FTTH network and increasing our international bandwidth capacity. We also continue to invest in capacity and reach of our mobile network to serve the unabated growth in mobile data traffic and provide our customers with faster, more reliable services and a superior data experience. To supplement our current LTE network and to prepare our network for the future, we have started to rollout 5G base stations. Our network architecture and investments also increase the resiliency and robustness of the network to enable minimum disruption to network services. PLDT’s domestic and international fiber optic networks connect to VITRO’s network of data centers which enables the seamless transfer and secured hosting of massive data flowing in and out of the country.
•
Recognized Brands. PLDT has a strong and diverse portfolio of brands, including PLDT Home, Smart, TNT, and PLDT Enterprise, among others, which are widely recognized brand names in the Philippines.
•
Diversified Revenue Sources. We have a diverse portfolio of business lines across our wireless and fixed line business segments, serving a wide spectrum of customer segments, including individuals, households and enterprises. Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), wireless home broadband, and other services. The revenues from data services, particularly mobile data services, have increased steadily over the past several years and account for 87% of the segment revenues as at December 31, 2023. Our fixed line business derives service revenues from consumer data/broadband, with 88% of service revenues in 2023 attributable to fiber, voice (local exchange, international and domestic services) and miscellaneous services. The fixed line business revenues also include contribution from our enterprise business, which mainly comprises corporate data and ICT services such as data center, cloud and cybersecurity solutions which are considered as an emerging growth driver because of the country’s rapid digital adoption.
•
Innovative Products and Services. We launched consumer products that answer the needs for Connectivity, Entertainment, and E-Games such as the Smart App, formerly GigaLife App, our customer management app, Smart Live Stream, our video player app which houses the PBA, FIBA, NBA TV, UAAP and PVL, and Giga Arena, the online, e-sports tournament platform. Giga Videos, Giga Games, Giga Stories and Giga Work offers under the “Giga Life” brand platform were also introduced to enable customers to select offers and a mobile plan that suits their passions and priorities. To allow subscribers easy access to healthcare products and services, Smart has partnered with mWell for convenient access to online doctor consultations and other services via the mWell app, the Philippines’ first fully integrated health app. Smart also partnered with Metro Pacific Tollways Corporation to introduce a simpler and easier way of reloading the Easytrip RFID using the country’s first toll top-up via mobile load service. To support businesses in their journey towards digitalization and cloud, PLDT Enterprise offers a fully-managed Software-Defined Wide Area Networking (SD-WAN) solution which enables customers to securely connect their multiple offices and branches and Smart Internet of Things (IoT) and obtain full control, transparency, visibility, and self-management of their Smart IoT SIMs.

We also create and launch platforms, services and solutions for emerging markets in the area of digital financial services through our associated companies MIH, Maya Philippines, Inc. and Maya Bank, which was awarded the sixth and last digital banking license in 2021.

•
Strong and Experienced Management Team and Key Strategic Relationships. Our senior management combines decades of deep expertise in the telecommunications industry with diverse backgrounds in various industries, including banking, utilities, infrastructure and venture capital. We continue to refresh our talent pool with new hires who have either regional experience or digital expertise, among others. In addition, we have important strategic relationships with our institutional investors, namely, First Pacific, NTT DOCOMO and NTT Communications. We believe the technological support, international experience, and management expertise made available to us through these strategic relationships will enable us to enhance our market leadership and provide/cross-sell a wider range of products and services.

Strategies

The key elements of our business strategy are:

•
Focus on the customer and improving customer experience. One of the objectives of PLDT’s on-going digital transformation is a greater focus on customer-centricity through the delivery of an improved customer experience. A key enabler of this is an advanced network quality that serves our customers’ data and communication needs. In addition to investments in our network, we have also invested in platforms that support after-sales customer support, including call center capability, and data analytics. Our capabilities in the latter also allow us to better understand our customers and design products and plans that are tailored to their specific preferences.
•
Build on Our Strong Positions in the Fixed Line and Wireless Businesses. We continue to leverage on our strong brand equity in the market to help grow and expand our fixed and wireless businesses. In addition, having an expanded on-ground distribution network of retailers, complemented by our store presence nationwide, allows us to reach existing and potential customers. With the growing adoption of e-commerce, we are expanding our distribution network to include digital channels. We will continue to leverage our unique position of being an integrated network operator to further extract operational efficiencies and economies of scale.
•
Capitalize on Our Strength as a Fully Integrated Telecommunications Service Provider. We are committed to investing in our integrated fixed and wireless networks in the Philippines as we believe this is key to our ability to continue providing a differentiated experience and value proposition to our customers. We will primarily focus on improving our capacity, latency, coverage and reliability, areas in which we are market leaders, based on third party surveys. We intend to further enhance our leading position through strategic and synergetic investments in the network and IT platforms.

We offer a broad range of telecommunications and ICT services. We plan to capitalize on this position to maximize revenue opportunities by cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, broadband, wireless, data center, cloud, managed services, and other products and services, such as our content portfolio which includes videos, streaming services, entertainment, music, shopping channels, and games.

•
Maintain a Strong Financial Position. We are focused on growing profitability by complementing revenue growth with more effective cost management and operating efficiencies. We have a well spread out debt maturity profile, with 69% of debt maturing after 2027. We are focused on sequentially reduce our capital expenditure investments and capital intensity as we aim to attain positive free cash flow and maintain a leverage ratio of 2.0x net debt to EBITDA. We also have in place a dividend payout policy of 60% of core telecommunications income and regularly assess the return of capital to investors vis-à-vis the need to invest to grow the business.
•
Identifying new areas for growth. As the digital space continues to evolve, PLDT continues to identify trends and evaluate business opportunities as possible sources of new growth, whether in the existing telco space or in adjacent businesses such as fintech, among others.

•
Commitment to sustainability. PLDT recognizes that in order to ensure long-term profitability, it must do business responsibly. As such, PLDT is committed to embedding sustainability in the business, and aims to be a leading ESG telecommunications operator in the region. It recognizes its responsibility to identify risks and opportunities in the environmental, social and governance space, including the impact of climate change to the business, and will adopt the appropriate strategies in response. PLDT has a decarbonization roadmap that aims to reduce Scope 1 and 2 greenhouse gas emissions by 40% by 2030 against a 2019 baseline. It has also included sustainability targets in the organizational scorecard, including that of the CEO.

BUSINESS OVERVIEW

As at December 31, 2023, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

We monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Wireless

Our wireless business focuses on driving growth in our data services while managing our legacy business of voice and SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet using smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices.

We provide (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services, through our wireless business, with mobile services contributing 98% of our 2023 wireless service revenues, and fixed wireless broadband and other services contributing the remaining 2% of our 2023 wireless service revenues. Mobile data usage has surged in the past several years and now accounts for 80% of our mobile service revenues. Wireless revenues, gross of intersegment transactions, contributed 49% of our consolidated revenues in 2023 as compared to 51% and 55% for the years ended December 31, 2022 and 2021, respectively.

Our mobile services, which accounted for 98% of our wireless service revenues for the year ended December 31, 2023, are provided through Smart and DMPI with 57,827,126 total subscribers as at December 31, 2023 as compared to 66,304,761 total subscribers as at December 31, 2022, and 71,221,952 total subscribers as at December 31, 2021, representing an estimated combined market share of 46%, 39% and 44% as at December 31, 2023, 2022 and 2021, respectively, based on corporate public disclosures.

As at December 31, 2023, approximately 96% of our mobile subscribers were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs, as well as to control credit risk.

Our mobile internet revenues, which primarily consist of our mobile data service revenues, increased by Php3,554 million, or 5%, to Php71,268 million in 2023 from Php67,714 million in 2022 primarily due to the increase in video streaming, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships. Migration initiatives also resulted in higher numbers of LTE and 5G device and data users. Our mobile internet revenues contributed 95% and 94% of our mobile data service revenues in 2023 and 2022, respectively.

Mobile data traffic on Smart’s network grew from 12,932 Terabytes per day in December 2022 to 14,856 Terabytes per day in December 2023, an increase of 15% of 2022 level. Mobile data traffic on Smart’s network increased from 3,337 petabytes in 2021 to 4,393 petabytes in 2022 and to 4,898 petabytes in 2023, 47% higher compared to 2021.

Smart’s wireless networks provide extensive voice and broadband coverage in the Philippines, covering substantially all of major metropolitan areas and most of the other population centers in the Philippines. Our low spectrum band resources (700MHz, 850MHz and 900MHz) are primarily used to provide coverage whilst higher spectrum bands (1800MHz, 2100MHz, 2300MHz, 2600MHz and 3500MHz) provide coverage and additional capacity. Our wireless broadband network primarily supports HSPA+, LTE-Advanced and 5G to provide an improved data experience for our customers.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2023, 2022 and 2021:

	December 31,
	2023	2022	2021
Systemwide mobile subscriber base	57,827,126	66,304,761	71,221,952
Prepaid	55,667,880	64,287,019	69,205,731
Postpaid	2,159,246	2,017,742	2,016,221
Fixed Wireless Broadband subscriber base	439,815	742,110	955,663
Growth rate of mobile subscribers
Prepaid	(13%)	(7%)	2%
Postpaid	7%	—	(6%)
Growth rate of Fixed Wireless Broadband subscribers	(41%)	(22%)	(22%)

Mobile Services

We offer prepaid and postpaid mobile communications services all over the country under the brand names Smart and TNT, each of which focuses on the needs of specific market segments. With a continuous and in-depth consumer understanding program, each of our brands commits to providing relevant products that will cater to the communications, entertainment and services requirements of its respective target market segments.

•
Prepaid

Smart continued its brand campaigns to boost data usage, anchored on third party awards for Best Network, Fastest Network and widest LTE coverage in 2023. In line with this, Smart introduced Magic Data, Giga Power and Power All data-packed promos for its Smart mobile prepaid services during the year. Smart’s mass-based brand TNT, on the other hand, launched it’s low-cash outlay Affordaloads and Double Giga offers to tackle the increasing impact of inflation amongst the Filipino masses.

Smart introduced the first prepaid eSIM in the country in July 2023 and introduced digital delivery of eSIMs in September 2023.

•
Postpaid

Smart Postpaid offers Signature plans with data priority powered by Smart LTE. Smart Signature subscribers receive real-time billing and usage alerts on Smart app and has access to exclusive rewards and events and the latest smartphones.

Smart Signature Data Plans are set of Signature Plans specifically tailored for pure data usage fit for online productivity needs. The plans come with bigger data allocation and are bundled with Smart’s broadband devices.

Smart also offers enhanced postpaid Signature Plans+, a postpaid line that features unlimited 5G access for 12 months.

Fixed Wireless Broadband Services

Prepaid Home WiFi

PHW is a wireless internet service introduced to address the growing demand for affordable home broadband in the Philippines. It is a plug-and-play device powered by Smart’s network that can simultaneously connect multiple WiFi-capable devices.

Wireless revenues are driven and influenced by the following key metrics: (i) growing data users and usages; (ii) mobile network quality and continuous roll-outs and (iii) strategic brand building campaigns and product innovations.

(i)
Growing data users and usages

Our active data users reached 39 million as of December 31, 2023, while mobile data traffic as of December 31, 2023 increased to 4,898 petabytes, higher by 11% from 2022. Data traffic on Smart’s 5G network grew in the fourth quarter of 2023, increasing by 64% as compared to the fourth quarter of 2022. This growth was driven by aggressive 5G network roll-outs and 5G product offerings.

(ii)
Mobile network quality and continuous roll-outs

Smart has more than 44,000 5G/4G/LTE base stations to sustain the growing data usages of our subscribers nationwide. Smart was cited by Open Signal as the Philippine’s Best 5G Coverage and Availability during the third quarter of 2023.

(iii)
Strategic brand building campaigns and product innovations
a.
Aggressive 5G handset and usage offers for Postpaid

To further stimulate and maximize the customer experience on 5G network, Smart offers various plans bundled with 5G capable handsets. Smart also offers unlimited 5G offers for prepaid brands, which enable subscribers’ non-stop data access with no data capping or speed-throttling at selected Smart 5G-covered areas.

b.
Smart App (formerly GigaLife app)

Brand building and customer engagement hit new strides with Smart App, Smart’s mobile app which enables Smart subscribers to manage their accounts and enjoy exclusive offers and special promotions. Other features and integrations also enhance further the customers’ digital lifestyle. GigaPay enables digital payments by allowing users to link their digital wallet for in-app transactions such as buying load, subscribing to promos, and paying bills.

c.
Live Epic Experiences

In the fourth quarter of 2022, Smart rebranded its Gigaplay App to Smart LiveStream App to focus on its live content and anchor its offerings to deliver epic live experiences. The Smart LiveStream App provides subscription-free live streams of the PBA, PVL, UAAP and FIBA for Smart subscribers.

d.
mWell Partnership

In December 2022, Smart, through its Postpaid brands, launched its partnership with mWell to provide a mobile healthcare app offering virtual consultations with medical professionals, e-prescriptions and access to health-related content.

Rates for wireless services

Smart Prepaid data, call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT Prepaid cards are sold in denominations of Php50, Php100 and Php300. Our eLoad’s over-the-air reloads, which ranges from Php10 to Php1,000 are available through the Smart app, Smart and PLDT online stores, e-wallet providers such as Maya, e-commerce platforms such as Lazada and Shoppee and via Smart eLoad retailers nationwide. The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and the DICT.

The Giga suite of products, such as Giga Video, Giga Games and Giga Stories, offer a selection of specially customized packages that are easily accessible and identifiable, designed with the help of extensive data analysis. Giga offers are priced from Php60 to Php349.

Smart also provides open-access data offers with its Giga Power, Magic Data, All Data and Power All services. These data packages provide access to any app or website and are priced from Php50 to Php499.

In view of the SIM Registration Act, we recognize a prepaid mobile subscriber as active upon registration of the SIM card. Beginning on the fourth quarter of 2023, we consider a prepaid mobile subscriber as churn if the subscriber does not reload within 180 days after the full usage or expiry of the last reload and does not latch to the network within 180 days.

Smart postpaid “Signature” plans were further enhanced to provide higher data allocations with Unli 5G promo for 12 months, unlimited texts and calls to all networks including landline in the form of small, medium, large and extra-large plans, ranging from Php999 to Php2,499. Plans ranging from Php499 to 599 were also introduced with unlimited texts and calls to all networks including landline. These fixed monthly plans alleviate concerns of unwanted charges.

“Smart Infinity” is our premium mobile postpaid brand with plans ranging from Php3,500 to Php8,000. With “Smart Infinity”, customers can enjoy local non-stop surf and uninterrupted local mobile services with the “Smart Infinity Limitless Plan”. This plan comes with a premium mobile device bundled with exclusive lifestyle perks and privileges accessible through a dedicated concierge.

Smart Enterprise Postpaid is a mobile plan comprised of data, voice, and short message services, with a built-in data bill-cap feature that automatically protects the subscriber from unwanted excess charges up to Php2,500. Postpaid plans may be availed with or without a device bundle at a fixed monthly subscription, defined by a standard contract period.

For international roaming, we offer various data roaming packages such as GigaRoam with up to 100GB for 10 days on popular travel destinations like Japan, South Korea, Thailand, Saudi Arabia, USA and many more. Data roaming plans ranges from Php150 to Php9,999, and are open to both prepaid and postpaid subscribers.

Our SmartBro Home WiFi 4G devices start at Php599 with free unlimited WiFi valid for 30 days and connectivity of up to five devices, while Smart Bro Home WiFi 5G is offered at Php7,995 with 20GB open access data valid for seven days and connectivity of up to 10 devices.

Fixed Line

We believe we are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized (SME) clients. Our fixed line business group offers (i) data services; (ii) voice services; and (iii) miscellaneous services.

We had 3,766,105 fixed line voice subscribers as at December 31, 2023, a decrease of 59,319, or 2%, from 3,825,424 fixed line subscribers as at December 31, 2022, while our fixed line broadband subscribers increased by 21,017, or 1%, to 3,268,996 as at December 31, 2023 from 3,247,979 as at December 31, 2022. Revenues, gross of intersegment transactions, from our fixed line business were 57%, 63% and 61% of our consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively. Voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services, as well as subscribers’ shift to mobile services. An increase in our data service revenues in recent years has mitigated such decline to a certain extent. Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the greater Metro Manila area. We believe our network offers the country’s most extensive connections to our customers with the FTTH and fiber to the building (FTTB) installations. Fiber optic cables are also being deployed aggressively to our wireless base stations for the high bandwidth requirement that surpasses current microwave radio capacities. The nationwide fiber backbone DFON extends to underground inland and submarine cables. It is a fully resilient network spanning the whole archipelago. Our international network is comprised of various regional and transoceanic submarine cable systems in which we have economic interests.

We offer postpaid and prepaid fixed line services. Our prepaid fixed line services are intended to be an affordable alternative telephone service for consumers under difficult economic conditions.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2023, 2022 and 2021:

	December 31,
	2023	2022	2021
Systemwide fixed voice line subscriber base	3,766,105	3,825,424	3,619,372
Postpaid	3,763,206	3,803,234	3,596,019
Prepaid	2,899	22,190	23,353
Growth rate of fixed line subscribers	(2%)	6%	19%
Postpaid	(1%)	6%	19%
Prepaid	(87%)	(5%)	(8%)
Number of LEC employees	10,035	10,511	11,368
Number of LEC subscribers per employee	375	364	318
Systemwide broadband subscriber base	3,269,726	3,250,193	2,996,211
Fixed Line broadband	3,268,996	3,247,979	2,966,886
Fixed Wireless Broadband(1)	730	2,214	29,325
Growth rate of broadband subscribers	1%	8%	(1%)
Fixed Line broadband	1%	9%	30%
Fixed Wireless Broadband	(67%)	(92%)	(96%)

Data Services

Our data services revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet and domestic and international private data networking communications. Our data services also include ICT portfolio with data center, cloud, cyber security and managed information technology offerings.

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have placed considerable emphasis on these service segments. Our data services segments registered the highest percentage growth in revenues among our fixed line services from 2021 to 2023.

Home Broadband Services

We believe that PLDT Home is the country’s leading and fastest home broadband service provider, serving 3.1 million subscribers nationwide as at December 31, 2023.

We believe that PLDT Home is the Philippines’ fastest fixed network providing broadband data services. PLDT’s FTTH fixed line network has the most extensive transmission and distribution network infrastructure of over 1.1 million kilometers of fiber footprint that provide broadband availability to 17.5 million homes passed, as at December 31, 2023. The number of homes passed refers to the approximate potential number of residences that could avail of broadband connectivity services provided through PLDT facilities.

PLDT’s superior FTTH network enables customers to enjoy up to 10 Gbps of symmetrical internet speeds or equal upload and download speeds. To give customers the best digital experience at home, PLDT Home launched new Fiber Unli Plans with double the speed versus previous plans at the same price. The new PLDT Home Fiber Unli Plans can reach up to 600 Mbps for as low as Php2,699 monthly.

In 2023, PLDT has also achieved a five-peat win at the Ookla® Speedtest Awards™ 2022 - a first for PLDT, and for the Philippines. Global benchmarking company Ookla® announced that PLDT, the country’s largest digital services provider, achieved a top speed score of 86.52 in 2022, affirming the telco’s dominance and consistent performance in delivering the country’s fastest Internet speeds for five consecutive years.

PLDT Home also introduced the Fiber Unli All plans, an all-in-one broadband service that gives subscribers unlimited access to the internet, Pay TV, and call-to-mobile services. The plans offer a bundled package that comes with unlimited fiber internet, entertainment from Cignal TV and unlimited calls to PLDT, Smart and TNT. The Fiber Unli All plans also come with a health pass from mWell, the Philippines’ healthcare mega app, which gives subscribers access to online consultation, Emergency Quick Response by Lifeline, e-prescription, e-medical certificate, e-lab request, fitness and nutrition programs, and wellness recipe library at no cost.

As part of the PLDT Group’s long-standing commitment to help the Philippines attain the United Nations Sustainable Development Goals (UNSDG) particularly SDG No. 9 – Industry, Innovation, and Infrastructure, PLDT Home relentlessly pushes its initiatives to provide connectivity for more households in the country. In 2023, PLDT rolled out its fiber-to-the-home services in key tourist islands in the country including the Island Garden City of Samal and Siargao Island.

PLDT Smart Home

Committed to fulfilling its customers’ digital lifestyle needs, PLDT Home also gives access to a complete Smart Home ecosystem of relevant solutions and devices built on the following pillars: connectivity, entertainment, and security.

PLDT Home first offered the powerful WiFi Mesh Systems, the country’s first smart home WiFi technology designed to cover the entire home with wireless connectivity, eliminating deadspots and making homes Smart-home ready. Leading its roster of mesh systems are top-of-the-line WiFi 6 solutions that gives a signicant boost in performance, speed, reliability. These systems are well-suited for homes with multiple devices, up to 150 devices simultaneously engaged in high bandwidth activities such as 4K streaming, online gaming and video conferencing. They can cover up to 7,500 square feet, ensuring strong WiFi connectivity anywhere within the home.

PLDT Home also aims to promote peace of mind and wellness for the whole family, with security as one of the top priorities in each household. PLDT Home introduced a comprehensive home security device line from Eufy and has also partneredwith mWell, the country’s first fully integrated health and wellness app designed to transform health care services for Filipinos.

In the Entertainment category, PLDT Home has strenghtened its broadband plans by bundling Cignal TV over Fiber for the Unli All 1399 and 1799 Plans, which consists of 72 channels with 12 high-definition channels. Availers have the option to upgrade to a higher Cignal postpaid plan to enjoy a greater variety of channels. PLDT Home is also dedicated to providing its subscribers with a diverse range of entertainment options through its partnerships with renowned global content providers, including HBO’s video-on-demand service HBO Go, NBA through its live game subscription in NBA League Pass, PCCW’s leading regional streaming service Viu, and Lionsgate Entertainment’s subscription platform for streaming of motion picture, television series and Oscar and Emmy global awards in Lionsgate Play. PLDT Home customer were the first to experience Lionsgate Play for free as part of their broadband subscription for 1 year.

For all these digital services and device offering, PLDT Home customers can conveniently subscribe to and avail in installment, charged to their monthly billing.

Home Rewards

As a way of giving back to its valued subscribers, PLDT Home continues to reward subscribers with its loyalty program. With the Home Rewards program, subscribers can earn and use Crystals to pay for PLDT and Smart products and services, get bill rebates from Cignal, Maynilad and Easytrip, accumulate raffle entries and instantly avail of exclusive deals and discounts from various partner merchants.

Powered by the fastest and strongest connections, subscribers get to enjoy better digital experiences at home with more exciting promos and exclusive treats through the PLDT Home Rewards program.

Rates for home broadband services

Monthly charges for our home fixed broadband services vary depending on the amount of bandwidth, speed, market demand and the competitive landscape.

Corporate Data and ICT

PLDT Enterprise is the preferred digital services partner of the B2B market. As the corporate business arm unit of the PLDT Group, its vision is to make a positive impact on every single business by simplifying the complex for various industries. Dedicated to delivering fixed line, wireless, and ICT solutions, PLDT Enterprise enables businesses to adapt to evolving technological needs, optimize efficiency, continuity, and connectivity, and enhance customer experience.

PLDT Enterprise’s Fixed Line corporate data solutions cater to the internet and networking, and managed services requirements across various enterprise customers small, medium and large. These include (i) domestic data solutions, comprising managed SD-WAN, the latest and advanced wide area networking solution; Metro Ethernet, a reliable and high bandwidth wide area network solution; IP-VPN, an end-to-end managed IP-based data network solution; high-bandwidth optical services that serve low-latency and bandwidth-intensive traffic; and (ii) international data solutions, comprising of iGate, a managed dedicated internet access solution; international ethernet private line services, a resilient international private networking connectivity solution; and international IP VPN, a fully-managed IP solution for data, voice, video and multimedia applications supported over a single IP-based platform.

Included in this diverse portfolio of solutions are ICT solutions. The PLDT Group, through its ICT subsidiary, ePLDT Inc., provides digital transformation solutions through its data center and multi-cloud offerings, backed up with multi-layer cybersecurity components.

Across different industries, ePLDT’s VITRO continues to be the preferred data center provider of choice for both local and multinational clients, as well as global hyper-scalers. It has also maintained its lead as the largest player with 65% data center market capacity share, heavily catering to banking and finance, real estate, electronics manufacturing, and national government accounts.

With data centers becoming an essential infrastructure to advance the country’s digitalization efforts, ePLDT is undertaking multiple expansion projects. ePLDT expanded the capacity of its existing VITRO sites which anchored on customers’ needs and its goal to strengthen market leadership vis-a-vis new data center market entrants. This also aligns with ePLDT’s commitment to help promote inclusive economic growth and attract more investment post-pandemic.

ePLDT’s 11th data center, VITRO Sta. Rosa (VSR), will be officially launched in Q2 2024. It will be the country’s largest and first true hyperscale data center once fully operational with 4,500 racks and 50 MW power capacity. With the official launch of VSR, ePLDT will double its ultimate facility capacity to 99.5 MW further strengthening its leadership in the local data center market and the country’s regional competitiveness.

VSR is a Rated-3 certified and Rated-4 ready facility designed with true telco diversity and neutrality in mind. As part of ePLDT’s push to strengthen its telco ecosystem, ePLDT has formed strategic partnerships with connectivity providers including Eastern Communications, Radius Telecoms, Inc., PhilCom and InfiniVAN. These partnerships are expected to help enhance the hyperconnectivity, resilience, and scalability of VSR, providing local and international customers with reliable connectivity solutions once they collocate in the facility.

On the multi-cloud front, ePLDT’s key focus is to deliver greater customer value by providing innovative solutions that address enterprises’ unique business needs. Each of its full-suite of cloud solutions is envisioned to support the broader vision of customers as they go through their digital transformation journey – whether they need infrastructure-as-a-service (IaaS), software-as-a-service (SaaS), contact-center-as-a-service (CCaaS), disaster recovery-as-a-service (DRaas), or AI-driven offerings. ePLDT also offers Cloud and Cybersecurity Professional Services providing assessment, business consultancy, migration, and optimization to ensure that digitally transforming enterprises are able to manage their tech operating costs, boost workforce productivity, improve cybersecurity defenses, and allow them to focus on growing their core business.

Driven by the need to provide customers with higher value services, ePLDT consistently builds partnerships with global cloud brands, invests in expertise, and strengthens its homegrown capabilities. To cite key partnerships, ePLDT has partnered with Microsoft, Google, AWS, Salesforce, WIZ.AI, Alibaba, Huawei, and Palo Alto Networks, to develop and offer outcome-based cloud solutions that address customer pain points in addition to infrastructure and license-selling.

ePLDT is also on a continuous journey to ensure that its multi-cloud and cybersecurity portfolio will fundamentally address some of the most pressing challenges in the country. In 2023, ePLDT became the first Filipino corporation to offer a sovereign cloud in the country, with the launch of ePLDT Pilipinas Cloud (ePPC). This is a highly secure and compliant cloud infrastructure specifically tailored to meet the stringent requirements of hosting highly sensitive government data and applications. Ordinary Filipinos are also expected to benefit from this cloud infrastructure as it can also enhance the delivery of government services while safeguarding the integrity of their data and operations.

In terms of cyber-resilience, ePLDT recognizes that digital transformation heightens the importance of cybersecurity and thus, is committed to advancing digital safety to help customers protect, detect, and respond to cybersecurity threats. It emphasizes the integration of a cybersecurity strategy right at the solutions architecture design stage. By embedding cybersecurity in its multi-cloud and data center offerings at the onset, ePLDT safeguards digital assets, applications, and systems of customers, contributing to creating agile, secure, and future-ready digital ecosystems.

Rates for Corporate Data and ICT Services

Charges for our corporate data service vary by customer.

Voice Services

Our voice services are delivered through our (i) local exchange service; (ii) international service; and (iii) domestic service.

Local Exchange Service

Our local exchange service, which consists of the basic voice telephony business, is provided primarily through PLDT. PLDT also provides local exchange services through its subsidiaries.

Rates for Local Exchange Service

Basic monthly charges for the local exchange service varies according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers.

International Service

We have been pursuing a number of initiatives to sustain our international service business, including: (i)rationalizing our inbound voice termination rates; (ii) managing unauthorized voice traffic terminating to our network; (iii) partnering with Orange S.A. for inbound international long distance (ILD) traffic management; and (iv) growing international data sales by leveraging PLDT’s sub-sea cable ownership and PLDT Global’s, reach.

In addition, PLDT Global is enhancing the presence of PLDT in other international markets by providing high quality communications infrastructure and innovative platforms to its global network of carriers, corporate customers and distribution partners, enabling it to achieve its desired connectivity, reach and business relevance. With offices in key markets abroad, PLDT Global also delivers a full range of digital consumer and enterprise solutions that serve the evolving needs of Filipinos overseas and global enterprises.

Rates for international service

Our rates are quoted in U.S. dollars and are billed in Philippine pesos. The Philippine peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers, applicable to most destinations at any time on any day of the week.

Domestic Service

Our domestic services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and the domestic interconnect access charges by other telecommunications carriers for wireless and fixed line calls carried through PLDT's backbone network and/or terminating to its fixed line customers.

Mobile substitution, OTT voice call alternatives and the widespread availability of free non-voice means of communications, such as e-mails, SMS, video conferencing applications and social networking sites, have negatively affected the domestic call volumes of PLDT.

Rates for domestic service

Rates for domestic calls traditionally were based on the type of service provided, such as whether the call is operator-assisted or direct-dialed. However, PLDT simplified these rates in recent years for calls originating from and terminating to the PLDT fixed line network and for calls terminating to fixed line networks of other local exchange carriers. PLDT also simplified its rates for calls terminating to mobile subscribers.

In addition, PLDT bundles the free PLDT-to-PLDT calls in some promotions and product/service launches to stimulate fixed line usage.

Miscellaneous

Miscellaneous services include the provision of facilities management, rental fees, and other services.

We sell and distribute our products and services through the following channels:

Distributors and Dealers

We sell our fixed line and mobile services primarily through our regional and key account partners who generally have their own direct sales forces and retail networks. We have field sales distribution partners and key account partners for fixed line services, and exclusive regional and provincial distributors and key account partners for wireless services. A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their owned telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. Our distribution network encompasses approximately over one million retailers. With the prepaid reloading distribution network extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service has become even more affordable and accessible to subscribers.

Retail Stores

Retail stores are the Company-owned PLDT and Smart Sales and Service Centers with over 200 branches that showcase our Company’s products and services to customers nationwide. Our frontlines enable unique digital experiences through daily customer interaction. We offer enticing products and services based on the customer needs. We also cater to customers’ after-sales requests and inquiries. Our stores also accept payment for bills, postpaid and prepaid sales.

Satellite branches are partner-owned Smart branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

Enterprise Business

PLDT’s Enterprise Business Group is responsible for the sales and marketing of fixed line, wireless products, corporate data and ICT products, solutions and services to corporate clients. Fixed line services include domestic data solutions, such as SD-WAN, Metro-Ethernet, IPVPN, High-Bandwidth Optical Services, and Beyond Fiber; and international data solutions, such as iGate, international ethernet private line, and international IP VPN. Wireless services include wireless products, such as Smartand Sun postpaid and broadband services that may be bundled with mobile phones, tablets, and other relevant devices. Additionally, our offerings cover Machine to Machine and Internet-of-Things platform solutions that enable the managed connectivity requirements of key verticals such as Utilities, Transport, and Fintech. Moreover, Smart Enterprise offers Bizload, a corporate loading service that allows companies to control and automate prepaid loading among its employees and Smart Messaging Suite, an application-to-person (A2P) messaging platform that allows companies to send high-volume SMS through an easy-to-use online account to broadcast advisories, marketing campaigns, one-time passwords, payment reminders and transactional notifications. Our ICT solutions span from colocation services, connectivity services adjacent to colocation such as VITRO Internet Access, VITRO Internet Exchange, VITRO Cloud Exchange to complement the basic inter and intra-rack connection. Additionally, ePLDT’s Cloud and Cyber security solutions and Professional Services are made available to enterprises looking for innovative solutions that will help drive their digital transformation journeys.

Telesales

As part of our telesales, we reach out to our subscribers to offer the latest services, solutions and promotions. Our telesales agents, in partnership with different contact center providers, enable new connect application and existing subscribers to avail value-added solutions, upgrade and migrate their fixed line and wireless accounts, as well as recontract their expiring accounts over the phone. All orders are delivered directly to customer’s address for devices and handsets.

Online sales

Customers can conveniently access our services through our PLDT Home website and Smart Online Store, an end-to-end portal, where they can conduct various online transactions, including selecting fiber broadband or mobile subscription plans, avail of a wide array of the latest 5G and 4G mobile handsets, renewing or upgrading an existing plan, purchasing prepaid SIMs, network devices, Smart Home devices, or subscribing for e-load and various add-on promotions. All orders are delivered directly to the customers’ addresses.

Smart App is a mobile application which allows users to link and manage multiple prepaid and postpaid accounts. With the Smart App, users can buy load, pay bills, subscribe to promotions, and earn Gigapoints. By offering various marketing promotions and events within the app, the Smart App has gained a lot of traction. Other online channels include My Smart website, Smart Chatbot, and Paywall which allow our mobile subscribers to avail of add-on promotions.

For e-Commerce, the PLDT and Smart flagship stores are now available in Lazada and Shopee. Our presence on these e-commerce platforms will further enhance the accessibility of our products to customers.

Postpaid Field Sales (PFS)

PFS was established to address postpaid markets belonging to corporate individual and capable communities. The channel intends to strategically regain the wireless postpaid stronghold by identifying and approaching customer segments that do not frequent the store outlets, those upgrading from prepaid, and most importantly, those who would be using postpaid for the first time. PFS is expected to continue growing and fortifying our nationwide operations.

Others

Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in MIH.

MIH, Maya Philippines, and Maya Bank

MIH is the parent holding company of Maya Philippines, Inc. (formerly PayMaya Philippines, Inc.) and Maya Bank. Maya Philippines is registered with the BSP as an electronic money issuer, remittance and transfer company, operator of payment system, and virtual asset services provider. Maya Bank is one of only six digital banks in the Philippines licensed by the BSP. Together, Maya Philippines and Maya Bank power the platforms under the Maya brand, providing the next generation of integrated financial products to both consumers and enterprises in the Philippines.

In December 2023, MIH announced a USD$80 million funding round, led by global investors including PLDT, KKR, Tencent, SIG Venture Capital, and First Pacific Company Ltd. This capital injection is earmarked to expand digital banking services, particularly credit, across the MIH platform.

In 2023, Maya's digital bank garnered three million bank depositors and disbursed nearly Php22 billion in loans, signifying strong demand for its efficient artificial intelligence-powered lending services. Maya's credit products, tailored for a range of needs, including consumers, micro-entrepreneurs, and SMEs, have played a pivotal role in this growth.

CAPITAL EXPENDITURES AND DIVESTITURES

See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for capital expenditures planned for 2023 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2021, 2022 and 2023.

On October 25, 2021, PLDT Capital sold all of its PHUN common shares for an aggregate amount of US$9.5 million, or Php482 million, resulting in a full divestment of its investment in Phunware.

On January 20, 2022, the Trustee returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. As PLDT’s obligations to pay the trust amounts had also prescribed, the amount of unclaimed Trust Account that RCBC returned to PLDT was recognized as income in 2022.

On February 28, 2022, PLDT signed a deed of assignment, under which investors led by Philex Mining Corporation, Metro Pacific Corporation (MPIC), and Roxas Holdings, Inc. each acquired a total of Php44.7 million worth of equity interest in Pacific Global One Aviation (PG1) from PLDT, diluting PLDT’s ownership from 65.3% to 47.6%. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate.

On April 7, 2022, the PLDT Group, through PCEV, participated in the new round of fundraise for VIH amounting to US$62 million. Thereafter, PCEV’s ownership in Voyager was diluted from 38.45% to 36.82%. On August 12, 2022, a new investor signed a subscription agreement with VIH resulting to further dilution of PCEV’s equity interest from 36.82% to 36.63%.

On April 19, 2022, Smart and Digitel Mobile Philippines, Inc. signed sale and purchase agreements (SPAs) with a subsidiary of edotco Group and a subsidiary of EdgePoint (the TowerCos) in connection with the sale of 5,907 telecom towers and related passive telecommunications infrastructure for Php77 billion. As of December 31, 2022, we have completed the sale of a total of 4,665 telecom towers, or 79% of the towers portfolio under sale, for a total consideration of Php60,492 million.

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys Technologies Corporation (Multisys) from the existing holder, representing a 4.99% of interest, for a total consideration of Php248 million.

Between February 17, 2023 and December 21, 2023, PCEV entered into four new subscription agreements with Voyager Finserve Corporation (VFC) and Paymaya Finserve Corporation (PFC) to subscribe to a total of 19.6 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

In 2023, Smart and DMPI completed the additional sale of 854 telecom tower to edotco and Edgepoint for a total consideration of Php11,302 million. The final completed sale and leaseback transactions to date is at 93% of the towers' portfolio subject to the sale to edotco and Edgepoint.

On December 15, 2022 and March 16, 2023, Smart and DMPI signed a new set of sale and purchase agreements with each of Unity and Frontier Tower Associates Philippines, Inc. (Frontier), respectively, in connection with the sale of 1,662 telecom towers and related passive telecom infrastructure for a total of Php21,309 million. As at December 31, 2023, we completed the sale of 851 telecom towers, or 51%, of the towers portfolio under sale, for a total consideration of Php11,163 million.

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures Ltd. and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. On the first closing, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH class C2 convertible preferred shares, thereby increasing PCEV’s ownership in MIH from 36.63% as at December 31, 2022 to 36.97% as at December 31, 2023.

ORGANIZATION

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

TECHNOLOGY INFRASTRUCTURE

Wireless Network Infrastructure

Mobile

Our mobile network supports 5G, 4G and other technologies. We continue to expand our LTE capacity, increase our 5G coverage, and roll out more physical sites to widen our coverage in order to sustain the growing demand for our services. As at December 31, 2023, Smart had more than 44,000 4G/5G base stations throughout the Philippines. We believe our mobile network covers 97% of the population and is present in 97% of the country’s cities and municipalities, as at December 31, 2023.

Fixed wireless services are also offered to residential and corporate clients through our high capacity mobile network. This complements our fibered fixed network as our fixed wireless services are able to reach areas that are not currently serviced through wired connections. To support the delivery of this huge amount of traffic, the backhaul of our cell sites are being migrated to fiber. To date, more than two-thirds of our cell sites are connected through fiber.

To support our 5G capabilities, our data core network is being transformed into a virtualized network to instill it with new capabilities, such as automation, network slicing and improved resiliency, while supporting massive data traffic growth.

Furthermore, we continue to evolve our voice core network through our ongoing transformation activities. Additional capabilities, such as “Voice over WiFi”, allow users to make and receive voice calls in WiFi environments, and Voice over LTE, provided high quality voice calls and faster call setup times.

Fixed Line Network Infrastructure

Domestic

PLDT’s fixed line infrastructure is comprised of the latest technologies, delivering voice, broadband and ICT services to home and corporate customers. We deliver voice and high-speed broadband to each home through our all-fiber network, FTTH, an IP-based platform. At present, FTTH is capable of delivering 2.5 Gbps and up to 10 Gbps, and we have deployed FTTH in all cities and in the majority of municipalities in the Philippines. We have already started retiring the legacy copper network, replacing it with FTTH to provide high speed broadband and improve customer experience. This network provides broadband availability to approximately 17.5 million homes passed, as at December 31, 2023.

PLDT provides enterprise and ICT services through its Carrier Ethernet network (CEN). PLDT’s CEN is based on Metro Ethernet Forum (MEF)3.0, the latest standardized, carrier-class service and network. This highly reliable and resilient system provides high capacity and high-speed VPN services for all corporate customers. It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services. PLDT also uses the “Software Defined Wide Area Network” to deliver such enterprise services across different service providers and over the internet in a secured manner.

We likewise have an IP backbone (IPBB) network, composed of high-capacity, high-performance core and edge routers, with capacities of up to 100Gbps per port in key exchanges that provide IP connectivity to the different network elements built for PLDT, Smart and other subsidiaries and affiliates. It serves as a common and highly resilient IP transport platform for all of our IP-based services. In 2020, the IPBB underwent a transformation project called the “Transport Network Transformation Project” (TNT Project), which significantly increased the network’s capacity and upgraded its routing technology to the latest technology, including segment routing and software defined network (SDN) technology.

All our networks are connected nationwide through PLDT’s nationwide fiber backbone, the DFON. DFON is comprised of transport nodes connected by terrestrial and submarine cable links configured in 11 loops and two appendages extending to Palawan and Iligan. The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments. The DFON has a capacity of 19.2 Tbps per fiber pair. The DFON network also connects three of PLDT’s international cable landing stations. Following the implementation of the TNT Project, the DFON network gained added resiliency and network reliability as we implemented an automatic fail capability into the DFON network to automatically transfer traffic to other redundancy links in the event the DFON experiences downtime. The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.

Both the DFON and IPBB serve as the common high bandwidth fiber optic cable-based backbone for the PLDT Group. DFON is part of the more than 900,000 total fiber kilometers of the PLDT Group, as at December 31, 2023. These networks are supported by SDN technology, which simplifies and automates network provisioning and operations.

International

PLDT’s international network was designed and built to support IP-based international services, including voice, messaging, international enterprise solutions, and the biggest use of international network resources today, the Internet services of the PLDT Group. The international network also supports in part requirements of the international retail business run by PLDT Global in various locations in Asia, Europe and the United States.

For voice services, PLDT operates two IP voice gateways. As at December 31, 2023, PLDT’s facilities allow the exchange of traffic with 77 foreign carriers from 35 countries and can reach almost 1,000 foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

As at December 31, 2023, the Company has five international internet gateways to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet. All these gateways employ high-capacity and high-performance routers. Together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers (ISPs) and even other service providers. As at December 31, 2023, PLDT also operates six offshore/ forward gateway routers in Hong Kong, Singapore, United States, and Japan to support optimized and direct access to content providers and businesses connected to the internet in Asia, as well as the continental U.S., which we expect to result in faster internet speed. All gateway routers utilize high capacity 100 Gbps interface and transmission facilities.

To localize international internet content, PLDT employs local transparent caching network, and additionally, a network of content provider/distributor-supplied local caching servers at key locations. With these facilities, high demand contents from popular content and content delivery network providers are available locally and are delivered to PLDT customers.

PLDT operates the Philippines’ most extensive international submarine cable network. As at December 31, 2023, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West

Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean. In May 2023, NTC issued provisional authority to build new international cable landing stations in Baler, Aurora in the Northeast, and in Digos, Davao in the Southern coastal borders of the Philippines, which are targeted to be completed in 2025. These will provide telco carriers new alternative routes which do not traverse the usual West Philippine Sea Waters.

Connecting the country to the rest of the world via PLDT’s international cable stations are submarine cable systems in which PLDT had invested in and/or acquired capacities. The table below shows the submarine cable systems in which PLDT has interests, which terminate in the Philippines or connect with other submarine cable systems from the Philippines or other countries or territories:

Cable System	Countries Being Linked

JUPITER	Japan, U.S. and the Philippines
Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, South Korea, Malaysia, Singapore, China and Taiwan
Southeast Asia-Middle East-Western Europe No. 3 Cable, or SEA-ME-WE-3

Japan, South Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany

Southern Cross Cable Network, or SCCN	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable, City-to-City Cable System or C2C	Japan, Hong Kong, China, South Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, TGN-Pacific, Unity, FASTER	Japan and the U.S.
Asia-America Gateway, or AAG, Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong
TGN-Intra Asia	Hong Kong and Japan
Asia Africa Europe-1, or AAE-1 Cable	Hong Kong, Vietnam, Cambodia, Thailand, Malaysia, Singapore, Myanmar, India, Pakistan, Oman, UAE, Qatar, Yemen, Djibouti, Saudi Arabia, Egypt, Greece, Italy and France
TEA2 (Terrestrial)	Hong Kong and Sweden

PLDT continues to work with major Asian carriers to implement the new Asia Direct Cable (ADC) to support the expected new fixed and mobile services requirements. ADC is estimated to be completed and ready for service within 2025.

PLDT is also working closely with other Asian carriers and Hyperscalers to build the Apricot Cable. The completion of the Apricot cable in 2026 will further augment PLDT's international capacity for data traffic, particularly to the U.S. and across Asia and the Pacific, and raise PLDT’s total international capacity to more than 140Tbps once fully equipped.

PLDT’s international automatic optical transport switching system and carrier ethernet network continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore, and the U.S. Mainland for premium enterprise clients. Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support growing business requirements. Also, our Guam node, PLDT’s 5th international point-of-presence (POP), is expected to be launched within 2024.

SEASONALITY

Our business is not subject to any material seasonal fluctuations.

INTERCONNECTION AGREEMENTS

Since the issuance of Executive Order, or E.O., No. 59 in 1993, which requires the non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and mobile carriers. See Item 1. “Description of Business – Licenses and Regulations – Regulatory Tariffs” for further discussion.

As at December 31, 2023, PLDT has direct interconnection agreements with 77 foreign carriers from 35 countries. The average international termination rate for calls to PLDT fixed line was approximately US$0.1150 per minute in 2023. PLDT also carries international calls terminating to Smart and Sun networks where they have no direct interconnections.

FRANCHISES, LICENSES AND REGULATIONS

Franchises

The table below provides the expiry dates of franchises for each company indicated:

Company	Expiry Date of Franchises

PLDT	November 28, 2028
Clarktel	June 30, 2024
Smart	May 19, 2042
SBI	November 11, 2047
DMPI	April 1, 2028
CURE(1)	May 26, 2026

(1) In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

Licenses

Pursuant to RA 7925, a franchise holder is required to obtain a Certificate of Public Convenience and Necessity (CPCN) / Provisional Authority (PA) from the National Telecommunications Commission (NTC) to provide specific telecommunications services authorized under its franchise. The NTC, an attached agency of the Department of Information and Communications Technology (DICT) regulates and supervises our business under the provisions of the Public Service Act (RA 11659, as amended), Executive Order (EO) Nos. 59 and 109, and RA 7925.

The following table sets forth the frequency bands of our LTE, broadband wireless access, code-division multiple access, GSM, HSPA and 5G networks held and used by our wireless service subsidiaries:

Assignees	Service/Technology	Bands (in MHz)	Bandwidth Assignment
Smart	WCDMA	850	10 MHz x 2
	GSM 900	900	7.5 MHz x 2
	GSM 1800	1,800	20 MHz x 2
	WCDMA	2,100	15 MHz x 2
DMPI	CDMA 2000	1,900	2 channels of 1.25 MHz of bandwidth
	WCDMA	2,100	10 MHz x 2
	TD-LTE	2,500	15 MHz
	TD-LTE	3,400	30 MHz
	GSM 1800	1,800	17.5 MHz x 2
SBI	TD-LTE	2,500	20 MHz
	TD-LTE	3,400	30 MHz
PDSI	TD-LTE	2,300	30 MHz

On May 27, 2016, the NTC approved the frequency co-use arrangement between Smart and Globe of various frequencies under LTE 700, GSM/3G 900, GSM/LTE 1800, BWA/LTE 2300, and LTE 2500 assigned to Bell Telecommunications Philippines, Inc.

As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC to divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart.

Material Effects of Regulation on our Business

Laws enacted by the Philippine Congress and issuances of certain Philippine Government Agencies regulate the manner in which we conduct our business, including:

•
Executive Order No. 109, requires operators of international gateway facilities and mobile telephone operators to install a minimum number of local exchange lines. Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each received a certificate of compliance from the NTC in 1999.

•
Republic Act No. 11930, otherwise known as the Anti-Online Sexual Abuse or Exploitation of Children (OSAEC) and Anti-Child Sexual Abuse or Exploitation Materials (CSAEM) Act. Internet Service Providers are required to develop, establish and install mechanisms or measures designed to prevent, detect, respond or report violations of this Act.

•
NTC Memorandum Circular No. 5-07-2009, issued on July 23, 2009, amends the mode of billing from per minute to per pulse such that the maximum units of billing shall be 6 seconds per pulse. On December 9, 2009, the NTC ruled that Smart violated the Memorandum Circular, but on appeal, the CA in its December 28, 2012 ruling, partially ruled in favor of Smart. Smart filed a Motion for Reconsideration, which was denied by the CA in its resolution dated January 19, 2012. The case is currently pending in the Supreme Court following a partial appeal by Smart on March 15, 2012.
•
NTC Memorandum Order No. 07-07-2011, issued on July 15, 2011, prescribes a formula for computing service reliability and sets the minimum service reliability at 80% for fixed broadband/internet.

•
NTC Memorandum Circular No. 07-08-2015, issued on August 13, 2015, sets the rules on the measurement of fixed broadband/internet speed.

•
NTC Memorandum Order No. 10-12-2016, issued on December 13, 2016, sets out the rules for measuring mobile broadband and internet access service, including guidelines for testing mobile broadband and internet speed.
•
NTC Memorandum Order No. 10-10-2017, issued on October 27, 2017, prescribes the migration of all existing seven-digit telephone numbers to eight-digit telephone numbers for local telephone service within the “02” local exchange area.

•
Joint Memorandum Circular (JMC) No. 05-12-2017 jointly issued by NTC, DICT and Department of Trade and Industry, (DTI), on December 20, 2017, extends the validity of all prepaid load to one year from the date of the latest top-up. Prepaid loads purchased for promotions and bucket of services with a specific period of use duly approved by the DTI and/or NTC are excluded from the mandatory one-year validity period.

•
Executive Order No. 56, issued by President Rodrigo Duterte on May 25, 2018, institutionalized the Emergency 911 Hotline as the nationwide emergency answering point and replaced Patrol 117.

•
Memorandum No. 2018-055 issued by the National Electrification Administration (NEA) on August 15, 2018, sets the standard pole rental rate of electric cooperatives at Php420 per cable position per pole per annum.

•
Memorandum Order No. 04, series of 2018 issued by the DICT on December 14, 2018 and NTC Memorandum Circular No 01-05-2019, issued on May 31, 2019, directed PTEs and/or wireless service providers who offer customers mobile phones and devices, free of charge or at a subsidized cost, in exchange for an agreed fixed lock-in period to provide their customers convenient sites, facilities and processes to unlock the mobile phones and devices of customers who wish to change between compatible wireless service providers, provided that such customers must have completed the applicable lock-in periods and have no outstanding obligations under their subscription agreement.

•
Republic Act No. 11202 or the Mobile Number Portability (MNP) Act and NTC Memorandum Circular No. 03-06-2019 (the IRR of MNP Act, issued on June 11, 2019), allow qualified customers to retain their mobile numbers when they move from one mobile service provider (MSP) to another, or change the type of subscription from postpaid to prepaid or vice versa. MNP is completely free of charge.

•
JMC No. 2019-001, series of 2019 (the IRR of the Ease of Doing Business Act), jointly issued by the Civil Service Commission, (CSC), Anti-Red Tape Authority (ARTA), and DTI on July 17, 2019, directs all agencies which provide Government service to reduce bureaucratic red tape and processing time, and to promote efficiency and simplicity of process.

•
Rules on the Accelerated Roll-Out of Common Towers, issued by the DICT on May 24, 2019, provides for the speedy roll-out of common towers and/or conversion of common towers including hard-to-access areas.
•
Department Circular No. 008 issued by the DICT on May 29, 2020, provides for the policy guidelines on the co-location and sharing of passive telecommunication tower infrastructure (PTTIs) for macro cell sites.

•
JMC No. 01 or the “Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared Passive Telecommunications Tower Infrastructure,” jointly issued by the ARTA, Department of the Interior and Local Government (DILG), Department of Public Works and Highways (DPWH), Department of Human Settlements and Urban Development (DHSUD), Department of Transportation (DOTr), Civil Aviation Authority of the Philippines (CAAP), Department of Health (DOH), and the Food and Drug Administration (FDA) on July 23, 2020, streamlined the processes for the issuance of permits, licenses and clearances particularly with respect to shared PTTIs.

•
Republic Act No. 11494 or the “Bayanihan to Recover as One Act,” otherwise known as “Bayanihan 2,” was signed into a law by President Rodrigo Duterte on September 11, 2020, and provided measures to accelerate the deployment of critical ICT infrastructure.

•
“Revising and Expanding JMC No. 01, S. 2020 or the Streamlined Guidelines for the Issuance of Permits, Licenses, and Certificates for the Construction of Shared PTTIs,” jointly issued by ARTA together with various key agencies on July 1, 2021, revised and expanded JMC No. 01, series of 2021, and harmonized the provisions of the original JMC No. 1 issued in 2020 and Bayanihan 2.

•
JMC No. 01 or the “Streamlined Guidelines for the Issuance of Permits and Clearances for the Erection of Poles, Construction of Underground Fiber Ducts and Installation of Aerial and Underground Cables and Facilities to Accelerate the Roll Out of Telecommunications and Internet Infrastructure,” jointly issued by the ARTA, in coordination with the DICT, DILG, DPWH, DHSUD, CAAP, NTC, Energy Regulatory Commission (ERC), NEA and the Philippine Competition Commission (PCC) on October 25, 2021, provided streamlined guidelines for fixed infrastructure roll-out of telecommunications companies.

•
Department Order No. 29 series of 2021, issued by the DPWH on March 23, 2021, recognized the clear legal right of service providers to use government road right-of-way.

•
Executive Order No. 32 (“Streamlining the Permitting Process for the Construction of Telecommunications and Internet Infrastructure”) signed by President Ferdinand Marcos, Jr. on July 4, 2023, streamlined the permitting process for the construction of telecommunications and internet infrastructure.

•
RA 11659 or the Amendment to the Public Service Act took effect on April 12, 2022, limits the definition of public utilities to the distribution and transmission of electricity, petroleum and petroleum products pipeline transmission systems, water pipeline distribution and wastewater pipeline systems, seaports and public utility vehicles. This law excludes telecommunications from the definition of public utility thereby allowing full foreign ownership in companies engaged in telecommunications.

•
RA 11934 or the SIM Registration Act took effect on October 28, 2022. Under this law, all end-users are required to register their SIMs with PTEs as a pre-requisite to the activation thereof. On September 18, 2023, the NTC issued Memorandum Order No. ###-##-#### providing for guidelines for PTEs in the conduct of processes to verify submitted information and data by end-users of SIMs under the SIM Registration Act and its IRR.

•
Memorandum Circular No. 2023-017 issued by the DILG on January 25, 2023, reiterated previous DILG issuance/policy enjoining local officials to exercise their powers to reclaim and clear public roads which are being used for private purposes. As a consequence, many PLDT poles, including cables and cabinets, were required to be removed or relocated.

•
On September 27, 2023, the NTC issued a Memorandum ordering Public Telecommunications Entities to block or deactivate person-to-person text messages with clickable domains, Uniform Resource Locators (URLs), URL shortening services links, Smart Links and/or QR Codes.

•
NTC Memorandum Circular No. 006-010-2023, issued on October 20, 2023, provides for a Zero Spectrum User Fee (SUF) for the use of radio frequency bands 2400MHz to 2483.5MHz, 5150MHz-5350MH, 5470MHz-5850MHz for wireless connectivity under: (a) Short-Range Devices; b) Wireless Data Networks (WDN); and c) Broadband Wireless Access (BWA).

See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly” for further discussion.

Regulatory Tariffs

Interconnect access charges are paid by one carrier to another for calls originating from a carrier’s network and terminating to another carrier’s network. Pursuant to NTC Memorandum Circular No. 05-07-2018, effective on September 1, 2018, PLDT’s interconnection charges for all calls is uniformly set at Php0.50 per minute.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.

By virtue of RA No. 11202 or the MNP Act, interconnection fees or charges are no longer imposed by MSPs for domestic calls and SMS made by subscribers. This provision does not cover interconnection fees charged by fixed-line operators. Thus, as of January 2, 2020, no interconnect fees are charged for mobile domestic calls and SMS.

COMPETITION

Including PLDT, there are five major local exchange carriers, seven major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support as well as service innovations and marketing strategies.

Mobile Services

Currently, there are three major mobile operators, namely Smart, Globe and Dito. As at December 31, 2023, mobile market penetration in the Philippines was approximately 114%, based on the number of SIM cards issued.

Competition in the mobile telecommunications industry has intensified with greater availability of unlimited offers from the telecommunications operators resulting in increased volumes of data usage, calls and texts but declining yields. Globe continues to compete aggressively to gain revenue market share, with particular focus on the regional and local levels. Competition has also increased in the postpaid space with more aggressive promotions involving greater handset subsidies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services, including video content.

In recent years, the prevalence of OTT services, such as social media, instant messaging and internet telephone, also known as VoIP services, has greatly affected our legacy revenue from voice and SMS services. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine Government to roll-out its free WiFi services to various municipalities in the country.

Data Services

The market for data services is the fastest growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. PLDT's major competitors in this area are Globe, Converge ICT Solutions, Inc. and Sky. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, customer service and quality of service. PLDT intends to compete in this segment, consistent with its overall strategy to maintain network leadership, broaden its distribution platform and increase its ability to deliver multimedia content.

Voice Services

Local Exchange

Although the growth of the fixed line voice market has been impacted by higher demand for mobile services, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitor in the local exchange market, Globe, provides local exchange service through both fixed and fixed wireless landline services.

Fixed wireless landline services resemble a mobile phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees. Our major competitor, Globe, offers services in limited areas of Metro Manila such as Makati and Las Piñas, the Visayas region and selected areas of Southern Luzon, such as Cavite and Batangas.

International

While we believe we have maintained a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (i) competition from other IGF operators; (ii) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk, Zoom and WhatsApp, and similar services); and (iii) the establishment of VPNs for several corporate entities, which have further heightened competition.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and mobile businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

As in recent years, the number of inbound international voice calls into the Philippines has been negatively impacted by the popularity of OTT services due to improved internet access and continued increase of smartphone adoption. However, with PLDT’s strategic partnership with Orange (formerly France Telecom), the decline of ILD traffic has slowed down. Joint efforts on traffic sales management and anti-fraud programs have resulted in sustained business value for the ILD business.

Domestic

Our domestic service business has been negatively affected by the growing number of mobile subscribers in the Philippines, and the widespread availability and growing popularity of alternative economical to free non-voice methods of communication, particularly OTT services, e-mail and social media, coupled with the mandate of the Government regulatory body. In addition, various ISPs have launched voice services via the internet to their subscribers nationwide.

While domestic call volumes have been declining, PLDT has remained the leading provider of domestic service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

ENVIRONMENTAL MATTERS

Environmental Management and Stewardship

As part of our drive towards sustainability and doing business responsibly, we integrate environmental management and stewardship into our decision-making and operations. These are aimed at helping address climate change as one of the PLDT Group’s identified top risks.

Climate change poses various risks for us as a business that operates in the Philippines. The country remains most at risk and vulnerable to worsening impacts of climate change, including more frequent and extreme typhoons and weather disturbances. These increase the likelihood of damage to the Group’s physical infrastructure and network equipment, which can consequently disrupt operations and delivery of services. Because we recognize the importance of connectivity to our customers and the impact of our operations on the broader community, we aim to mitigate the material adverse effects of climate change by integrating these nature-related risks and occurrences into our strategic planning, operational design, resource allocation, contingency measures, and supply chain management.

Aside from these physical impacts, climate change also shapes corresponding focus and requirements of local laws and regulations. The urgency of addressing climate change in the Philippines may lead to the enactment more stringent laws and regulations, which will further entail necessary investments, resources, and capacity-building efforts for PLDT to remain compliant and competitive in the industry.

Management Approach

Our management approach to Environmental Management is integrated in our Occupational Safety, Health, and Environmental Commitments, as approved by our President and CEO. This declaration of commitment provisions for the attainment of the highest standards in environmental performance in all facets of company operations. We also align and benchmark with relevant environmental principles and indicators of the United Nations Global Compact, Task Force for Climate-related Financial Disclosures, Taskforce on Nature-related Financial Disclosures, and CDP.

The PLDT Group commits to compliance with all national and environmental laws and regulations. Our Environment, Health, and Safety (EHS) and Property and Facilities Management (PFM) units spearhead the implementation of environmental management processes and mechanisms to mitigate our environmental footprint, as well as ensure regular monitoring of the performance of all facilities, equipment, and generator sets across the country. Our PFM and EHS teams also lead the creation of management plans covering strategies for facilities located in ecologically protected areas. EHS learning materials and various trainings are also made available to all employees on a periodic basis, as part of capacity-building efforts and initiatives to institutionalize understanding of the impact of workplace operations to the environment and in communities where it operates.

In addition, the PLDT Group has also designated Pollution Control Officers within each company facility to reinforce environmental performance review and report on operational progress on a quarterly basis to the Department of Environment and Natural Resources (DENR), the Laguna Lake Development Authority, and other national and local regulatory bodies. We also work with various contractors and service providers in regularly assessing and managing environmental impacts of new facilities.

The PLDT Group also puts importance on aligning our environmental management principles with our suppliers and service providers. As part of our supplier accreditation and onboarding processes, the company enforces sustainability guidelines and EHS manuals that mandate suppliers to comply with and adhere to applicable environmental laws and regulations.

Operational Resource Efficiency

Aligning with the goals of the Paris Climate Agreement and the global ambition to achieve Net Zero by 2050, the PLDT Group developed a decarbonization roadmap that aims to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 40% by 2030 against a 2019 baseline. Such target is underpinned by various initiatives that promote energy and operational resource efficiency, as well as the adoption of renewable energy and green technologies across our operations. These measures are also aimed at achieving cost-efficiencies and ensuring uninterrupted operations and delivery of services.

We have set up internal mechanisms to monitor our consumption of electricity, fuel, and water within our facilities and operations. Such mechanisms consequently facilitate the continuous implementation of solutions on energy efficiency and resource conservation.

For our building facilities, we have been shifting to newer and more energy efficient air conditioning units and chillers. We have been provisioning for building automation systems and utilizing Internet of Things-powered sensors for enhanced temperature and humidity monitoring and control.

In support of the Green Energy Option Program of the Department of Energy, the PLDT Group has also been switching strategic sites and facilities to solar energy use. We are also continuously expanding supply partnerships to further increase the share of renewables in our energy mix.

For our network facilities, we formed energy management teams that lead and implement energy efficiency initiatives such as the installation of direct current generator sets, solar panels, and photovoltaic cells, as well as battery storage systems to enable powering of assets during peak hours and storage of surplus energy during off-peak hours and for future use. These have been designed to enable us to ensure wireless network coverage in remote areas and reduce our dependence on diesel-fueled generators in cases of power failures and emergency situations.

The PLDT Group has also put in place a company-wide mechanism for fuel requests, as well as active tools to validate electricity use and improve resource consumption efficiency. To conserve water, we set up rainwater catchment systems in selected areas and developed a scheme to continuously expand these in all facilities across the country.

Waste Management and Circularity

Effective waste management and circularity are among the key focus areas of the PLDT Group’s environmental management roadmap. We ensure the establishment of solid waste segregation and management mechanisms within our facilities nationwide, facilitating adherence with national and local government regulations and collection schemes. For our major facilities, we have built sewage treatment plants to ensure effective management of building effluent. Meanwhile, to manage hazardous waste from our facilities and value chain, we maintain partnerships with various DENR-accredited hazardous waste transporters and treaters, particularly for used lead acid batteries.

The PLDT Group also endeavors to continuously promote waste reduction and recycling through various programs and campaigns within our organization and stakeholder communities. In 2023, we have scaled up our program on responsible electronic waste (e-waste) management, with the goal of making e-waste collections and recycling solutions accessible and convenient to our employees and customers. We have forged various partnerships to turn its waste recycling proceeds into programs that help communities through shared value programs on education, livelihood, and environmental stewardship.

INTELLECTUAL PROPERTY RIGHTS

We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompany most of our equipment purchases and licenses for certain contents used in VAS of our wireless business. See Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

PROPERTIES

As at December 31, 2023, the PLDT Group owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 45 are located in Metro Manila. The remaining 244 exchanges are located in cities and small municipalities outside the Metro Manila.

As at December 31, 2023, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•
46% consisted of central office equipment and network facilities, including IGFs, pure national toll exchanges and combined local and toll exchanges;
•
37% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;
•
6% consisted of land and improvements and buildings and improvements, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet; and
•
11% consisted of other work equipment.

For more information on these properties, see Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

These properties are located in areas where our subscribers are being served. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others. For example, for many years, the PLDT Group has been using the power pole network of Meralco in Metro Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically five-year and more recently one-year terms.

The PLDT Group has various lease contracts for periods ranging from one to thirty years covering various items of sites, buildings, leased circuits and poles used in our operations. For more information on the obligations relating to these properties and long-term obligations, see Note 10 – Leases, Note 20 – Interest-Bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

We expect that in 2024, cash from operating activities should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our current estimate for consolidated capital expenditures in 2024 will be between Php75 billion to Php78 billion. See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for further discussion on our capital expenditures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, 2022 and 2021 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2023 of Php55.42 to US$1.00, as quoted through the BAP.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines, serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a large and diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on each of these segments.

Key performance indicators and drivers that our management uses to monitor and direct the operation of our businesses include, among others, the general economic conditions in the Philippines; market trends, such as customer demands, behavior and satisfaction parameters; technological developments; network performance (in terms of speed, coverage and capacity); market share; and profitability.

In addition, our results of operations and financial position are increasingly affected by fluctuations of the Philippine peso against the U.S. dollar.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2023, 2022 and 2021.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021:

	December 31,
	2023	2022(1)	2021(1)
	(amounts in million Php)
Net income from continuing operations	26,865	11,335	26,797
Net loss from discontinued operations	(41)	(600)	(121)
Consolidated net income	26,824	10,735	26,676

Add (deduct) adjustments to continuing operations:
Depreciation and amortization	58,441	98,631	52,072
Financing costs – net	13,755	11,759	10,402
Provision for income tax	9,612	2,697	7,459
Equity share in net earnings of associates and joint ventures	2,806	3,304	1,101
Additional amortization of subscriber contract cost to obtain	2,135	—	—
Manpower rightsizing program (MRP)	2,021	5,028	269
Expenses related to the sale of telecom assets	785	1,289	—
Amortization of intangible assets	221	228	2,822
Impairment of non-current assets	—	283	—
Net loss (gain) on debt modification	—	295	(1,372)
Gain on dilution in MIH	—	(660)	(826)
Income from prescription of liability on redeemable preferred shares	—	(7,839)	—
Interest income	(1,016)	(653)	(655)
Foreign exchange losses (gains) – net	(1,149)	4,687	3,899
Gains on derivative financial instruments – net	(1,198)	(2,322)	(1,400)
Gain on sale and leaseback of telecom towers - gross of expenses	(7,777)	(25,852)	—
Others	(1,204)	(1,622)	(4,386)
Total adjustments	77,432	89,253	69,385

EBITDA from continuing operations	104,297	100,588	96,182
EBITDA from discontinued operations	(64)	(326)	(13)
Consolidated Adjusted EBITDA	104,233	100,262	96,169

(1) To be comparable with 2023, certain amounts for the years ended December 31, 2022 and 2021 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. "Financial Statements" for further discussion.

The following table shows the reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2023, 2022 and 2021:

	December 31,
	2023	2022(1)	2021(1)
	(amounts in million Php)
Net income from continuing operations	26,865	11,335	26,797
Net loss from discontinued operations	(41)	(600)	(121)
Consolidated net income	26,824	10,735	26,676

Add (deduct) adjustments to continuing operations:
Depreciation and amortization due to change in accounting estimate(2)	13,924	51,204	1,110
MRP	2,021	5,028	269
Core income adjustment on equity share in net loss (income) of associates and joint ventures	466	(195)	(7)
Other non-recurring expenses	433	194	—
Net loss on debt modification – net of amortization of debt discount	177	470	(1,339)
Impairment of investments	70	50	60
Impairment of non-current assets	—	283	—
Income from prescription of liability on redeemable preferred shares	—	(7,839)	—
Sun Trademark amortization	—	—	2,628
Losses from changes in fair value of financial assets at FVPL	—	—	174
CREATE Act impact for prior year deferred taxes	—	—	(355)
Net income attributable to noncontrolling interests	(210)	(250)	(309)
Foreign exchange losses (gains) – net	(1,152)	4,685	3,890
Gains on derivative financial instruments – net, excluding hedge costs	(1,436)	(2,572)	(1,651)
Gain on sale and leaseback of telecom towers – net of expenses	(6,992)	(24,563)	—
Net tax effect of aforementioned adjustments	(1,704)	(7,078)	(1,209)
Total adjustments	5,597	19,417	3,261

Core income from continuing operations	32,462	30,752	30,058
Core loss from discontinued operations	(41)	(600)	(121)
Consolidated core income	32,421	30,152	29,937

Core income from continuing operations	32,462	30,752	30,058
Add (deduct) adjustments:
Share in MIH losses	2,175	3,239	1,981
Gain on dilution in MIH, net of tax	—	(660)	(702)
Gain on asset sales, net of tax	(296)	(30)	(983)
Total adjustments	1,879	2,549	296
Consolidated telco core income	34,341	33,301	30,354

(1) To be comparable with 2023, certain amounts for the years ended December 31, 2022 and 2021 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. "Financial Statements" for further discussion.

(2) In 2023, depreciation and amortization includes subscriber contract cost to obtain of Php2,135 million and cost to fulfill of Php11,789 million.

The following table shows the reconciliation of consolidated basic and diluted earnings per share (EPS) attributable to common equity holders of PLDT to our consolidated core EPS for the years ended December 31, 2023, 2022 and 2021:

	2023		2022(1)		2021
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Php)
EPS from continuing operations	123.10	123.10	51.03	51.03	122.32	122.32
EPS from discontinued operations	(0.19)	(0.19)	(2.77)	(2.77)	(0.56)	(0.56)
Consolidated EPS attributable to common equity holders of PLDT	122.91	122.91	48.26	48.26	121.76	121.76
Add (deduct) adjustments:
Depreciation and amortization due to change in accounting estimate	48.34	48.34	177.75	177.75	3.85	3.85
Manpower rightsizing program	7.02	7.02	17.46	17.46	1.02	1.02
Core income adjustment on equity share in net (income) losses of associates and joint ventures	2.16	2.16	(0.90)	(0.90)	(0.03)	(0.03)
Net loss/(gain) on debt modification	0.61	0.61	1.63	1.63	(4.65)	(4.65)
Impairment/derecognition of investments	0.32	0.32	0.23	0.23	0.28	0.28
Sun Trademark Amortization	—	—	—	—	9.12	9.12
Losses from changes in fair value of financial investments at FVPL	—	—	—	—	0.81	0.81
CREATE Act impact for prior year deferred taxes	—	—	—	—	(1.64)	(1.64)
Income from prescription of liability on redeemable preferred shares	—	—	(27.21)	(27.21)	—	—
Foreign exchange losses (gains) – net	(4.00)	(4.00)	16.26	16.26	13.50	13.50
Gains on derivative financial instruments – net, excluding hedge costs	(4.99)	(4.99)	(8.93)	(8.93)	(5.73)	(5.73)
Gain on sale and leaseback of telecom towers	(24.59)	(24.59)	(86.91)	(86.91)	—	—
Other non-recurring expenses	2.00	2.00	1.65	1.65	—	—
Total adjustments	26.87	26.87	91.02	91.02	16.53	16.53
Core EPS from continuing operations	149.97	149.97	142.05	142.05	138.86	138.86
Core EPS from discontinued operations	(0.19)	(0.19)	(2.77)	(2.77)	(0.56)	(0.56)
Consolidated core EPS	149.78	149.78	139.28	139.28	138.30	138.30

Factors Affecting our Results of Operations

Competition

The telecommunications market is competitive. Including us, there are five major local exchange carriers, seven major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants into the Philippine telecommunications market have entered strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support, as well as service innovations and marketing strategies. We need to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to our services. See Item 4. “Information on the Company – Competition” for further discussions.

Technology Developments and Capital Expenditures

Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the mobile data services. The increase in broadband adoption has also proven to be a critical factor in facilitating the offering of value-added services to customers and the combination of products made available to customers.

In providing data services, we must constantly upgrade our access technology and software, embracing emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. In the mobile data business, to provide our subscribers with new and better services, we must enhance our mobile network and extend 5G technology and bandwidth for mobile data transmission. In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Regulations

We are significantly affected by laws and regulations, particularly those relating to service rates, taxes, labor and antitrust. The NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services.

We are also subject to a number of local and national taxes. On March 26, 2021, the CREATE bill was enacted into law, effectively lowering our applicable corporate income tax rate from 30% to 25%, to be applied retroactively to July 1, 2020.

We are also subject to antitrust and labor laws. We have an on-going petition with the PCC with respect to our acquisition of the telecommunications business of SMC in 2016, as well as an outstanding petition pending resolution by the Philippine Supreme Court with respect to the regularization orders by the DOLE.

Notice of Material Breach and Demand for Payment on DITO

In February 2021, PLDT and DITO entered into an agreement for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

On October 6, 2022, PLDT served on DITO a Notice of Material Breach and Demand for Payment due to DITO’s refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. As of the date of this Annual Report, DITO has paid the first tranche amounting to Php84 million, with a remaining balance of Php196 million.

Financial Instruments

We use financial instruments to reduce our risk exposure associated with fluctuations in foreign currency exchange rates and interest rates. See Note 27 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of our foreign currency exchange risk and hedging instruments.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin, core income and telco core income for the years ended December 31, 2023, 2022 and 2021. In each of the years ended December 31, 2023, 2022 and 2021, the majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2023
Revenues	104,401	120,734	—	(14,182)	210,953
Expenses	82,827	102,352	18	(14,938)	170,259
Other income (expenses) – net	1,485	12,147	(2,251)	(15,598)	(4,217)
Income (loss) before income tax	23,059	30,529	(2,269)	(14,842)	36,477
Provision for (benefit from) income tax	5,537	4,015	1	59	9,612
Net income (loss)/Segment profit (loss)	17,522	26,514	(2,270)	(14,901)	26,824
Continuing operations	17,522	26,514	(2,270)	(14,901)	26,865
Discontinued operations	—	—	—	—	(41)
Adjusted EBITDA	56,505	56,966	(18)	(9,156)	104,233
Continuing operations	56,505	56,966	(18)	(9,156)	104,297
Discontinued operations	—	—	—	—	(64)
Adjusted EBITDA margin(1)	59%	47%	—	—	52%
Core income	11,750	37,886	(2,110)	(15,064)	32,421
Continuing operations	11,750	37,886	(2,110)	(15,064)	32,462
Discontinued operations	—	—	—	—	(41)
Telco core income	11,750	37,590	65	(15,064)	34,341
For the year ended December 31, 2022(2)
Revenues	104,274	127,810	—	(27,722)	204,362
Expenses	104,058	133,148	13	(27,792)	209,427
Other income (expenses) – net	18,681	21,002	(2,790)	(17,796)	19,097
Income (loss) before income tax	18,897	15,664	(2,803)	(17,726)	14,032
Provision for (benefit from) income tax	3,793	(1,102)	(134)	140	2,697
Net income (loss)/Segment profit (loss)	15,104	16,766	(2,669)	(17,866)	10,735
Continuing operations	15,104	16,766	(2,669)	(17,866)	11,335
Discontinued operations	—	—	—	—	(600)
Adjusted EBITDA	55,215	55,051	(12)	(9,666)	100,262
Continuing operations	55,215	55,051	(12)	(9,666)	100,588
Discontinued operations	—	—	—	—	(326)
Adjusted EBITDA margin(1)	58%	43%	—	—	51%
Core income	13,034	38,613	(2,958)	(17,937)	30,152
Continuing operations	13,034	38,613	(2,958)	(17,937)	30,752
Discontinued operations	—	—	—	—	(600)
Telco core income	13,034	38,135	69	(17,937)	33,301
For the year ended December 31, 2021(2)
Revenues	106,619	115,992	—	(30,425)	192,186
Expenses	89,172	92,189	7	(30,053)	151,315
Other income (expenses) – net	(4,647)	6,548	121	(8,637)	(6,615)
Income (loss) before income tax	12,800	30,351	114	(9,009)	34,256
Provision for (benefit from) income tax	3,366	4,084	(270)	279	7,459
Net income (loss)/Segment profit (loss)	9,434	26,267	384	(9,288)	26,676
Continuing operations	9,434	26,267	384	(9,288)	26,797
Discontinued operations	—	—	—	—	(121)
Adjusted EBITDA	60,971	46,019	(7)	(10,801)	96,169
Continuing operations	60,971	46,019	(7)	(10,801)	96,182
Discontinued operations	—	—	—	—	(13)
Adjusted EBITDA margin(1)	61%	40%	—	—	52%
Core income (loss)	13,645	26,419	(666)	(9,340)	29,937
Continuing operations	13,645	26,419	(666)	(9,340)	30,058
Discontinued operations	—	—	—	—	(121)
Telco core income	13,645	25,857	192	(9,340)	30,354

(1)
Adjusted EBITDA margin for the year is measured as Adjusted EBITDA from continuing operations divided by service revenues.
(2)
To be comparable with 2023, certain amounts for the years ended December 31, 2022 and 2021 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. "Financial Statements" for further discussion.

Years Ended December 31, 2023 and 2022

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php210,953 million in 2023, an increase of Php6,591 million, or 3%, as compared with Php204,362 million in 2022, primarily due to higher consolidated revenues from data services, partially offset by lower consolidated revenues from voice, SMS and fixed wireless broadband services.

Our consolidated service revenues of Php201,832 million in 2023, increased by Php6,488 million, or 3%, from Php195,344 million in 2022. Our consolidated non-service revenues of Php9,121 million in 2023, increased by Php103 million, or 1%, from Php9,018 million in 2022.

Consolidated service revenues, net of interconnection costs of Php10,418 million, amounted to Php191,414 million in 2023, an increase of Php2,174 million, or 1%, from Php189,240 million in 2022.

The following table shows the breakdown of our consolidated revenues by service for the years ended December 31, 2023 and 2022:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2023
Service Revenues
Wireless	95,677		(683)	94,994
Mobile	94,007		(642)	93,365
Fixed Wireless broadband	1,629		—	1,629
Other services	41		(41)	—
Fixed Line		120,336	(13,498)	106,838
Voice		26,686	(1,526)	25,160
Data		93,212	(11,703)	81,509
Home broadband		50,876	(24)	50,852
Corporate data and ICT		42,336	(11,679)	30,657
Miscellaneous		438	(269)	169
Total Service Revenues	95,677	120,336	(14,181)	201,832
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems and devices	8,724	396	(1)	9,119
Point-product sales	—	2	—	2
Total Non-Service Revenues	8,724	398	(1)	9,121
Total Revenues	104,401	120,734	(14,182)	210,953
For the year ended December 31, 2022(1)
Service Revenues
Wireless	95,852		(792)	95,060
Mobile	93,724		(695)	93,029
Fixed Wireless broadband	2,028		—	2,028
Other services	100		(97)	3
Fixed Line(1)		127,214	(26,930)	100,284
Voice		36,727	(14,478)	22,249
Data		90,068	(12,179)	77,889
Home broadband		48,975	(31)	48,944
Corporate data and ICT		41,093	(12,148)	28,945
Miscellaneous		419	(273)	146
Total Service Revenues	95,852	127,214	(27,722)	195,344
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems and devices	8,422	495	—	8,917
Point-product sales	—	101	—	101
Total Non-Service Revenues	8,422	596	—	9,018
Total Revenues	104,274	127,810	(27,722)	204,362
(1)
To be comparable with 2023, certain amounts for the year ended December 31, 2022 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. "Financial Statements" for further discussion.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	104,401	50	104,274	51	127	—
Fixed Line	120,734	57	127,810	63	(7,076)	(6)
Inter-segment transactions	(14,182)	(7)	(27,722)	(14)	13,540	49
Consolidated	210,953	100	204,362	100	6,591	3

Expenses

Consolidated expenses decreased by Php39,168 million, or 19%, to Php170,259 million in 2023 from Php209,427 million in 2022, primarily due to lower expenses related to depreciation and amortization, selling, general and administrative expenses, provisions, and asset impairment, partially offset by higher interconnection costs, and cost of sales and services.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	82,827	49	104,058	50	(21,231)	(20)
Fixed Line	102,352	60	133,148	63	(30,796)	(23)
Others	18	—	13	—	5	38
Inter-segment transactions	(14,938)	(9)	(27,792)	(13)	12,854	46
Consolidated	170,259	100	209,427	100	(39,168)	(19)

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php4,217 million in 2023, a change of Php23,314 million as against consolidated other income – net of Php19,097 million in 2022, primarily due to the combined effects of the following: (i) lower other income – net from our Wireless business segment mainly on account of a lower gain on sale and leaseback of telecom towers, and from our Fixed Line business segment owing mainly to lower dividend income recognized from the subsidiaries of Wireless business segment, and the income from prescription of liability on redeemable preferred shares in 2022; (ii) higher net financing costs from our Fixed Line and Wireless business segments; (iii) lower net gains on derivative financial instruments from our Fixed Line and Wireless business segments; (iv) lower equity share in net losses mainly from our Other business segment; and (v) net foreign exchange gains from our Wireless and Fixed Line business segments in 2023 as against net foreign exchange losses in 2022.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Wireless	1,485	18,681	(17,196)	(92)
Fixed Line	12,147	21,002	(8,855)	(42)
Others	(2,251)	(2,790)	539	19
Inter-segment transactions	(15,598)	(17,796)	2,198	12
Consolidated	(4,217)	19,097	(23,314)	(122)

Net Income

Consolidated net income increased by Php16,089 million to Php26,824 million in 2023 from Php10,735 million in 2022. The increase was mainly due to the combined effects of the following: (i) higher consolidated revenues by Php6,591 million; (ii) lower consolidated expenses by Php39,168 million; (iii) consolidated other expenses of Php4,217 million in 2023 as against consolidated other income of Php19,097 million in 2022; (iv) higher provision for income tax by Php6,915 million; and (v) lower net loss from discontinued operations by Php559 million. Our consolidated basic and diluted EPS increased to Php122.91 in 2023 from Php48.26 in 2022. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the years ended December 31, 2023 and 2022.

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	17,522	65	15,104	141	2,418	16
Fixed Line	26,514	99	16,766	156	9,748	58
Others	(2,270)	(8)	(2,669)	(25)	399	15
Inter-segment transactions	(14,901)	(56)	(17,866)	(166)	2,965	17
Continuing operations	26,865	100	11,335	106	15,530	137
Discontinued operations	(41)	—	(600)	(6)	559	93
Consolidated	26,824	100	10,735	100	16,089	150

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php104,233 million in 2023, an increase of Php3,971 million, or 4%, as compared with Php100,262 million in 2022.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	56,505	54	55,215	55	1,290	2
Fixed Line	56,966	55	55,051	55	1,915	3
Others	(18)	—	(12)	—	(6)	(50)
Inter-segment transactions	(9,156)	(9)	(9,666)	(10)	510	5
Continuing operations	104,297	100	100,588	100	3,709	4
Discontinued operations	(64)	—	(326)	—	262	80
Consolidated	104,233	100	100,262	100	3,971	4

Our consolidated Adjusted EBITDA from continuing operations, excluding MRP and expenses related to the sale of our telecom assets, amounted to Php104,297 million in 2023, an increase of Php3,709 million, or 4%, as compared with Php100,588 million in 2022.

Core Income (Loss)

Our consolidated core income amounted to Php32,421 million in 2023, an increase of Php2,269 million, or 8%, as compared with Php30,152 million in 2022, mainly on account of higher Adjusted EBITDA excluding MRP and expenses related to the sale of our telecom assets, lower equity share in net losses of associates and joint ventures, and lower depreciation and amortization expenses, partially offset by higher financing costs and provision for income tax. Our consolidated basic and diluted core EPS increased to Php149.78 in 2023 from Php139.29 in 2022.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	11,750	36	13,034	43	(1,284)	(10)
Fixed Line	37,886	117	38,613	128	(727)	(2)
Others	(2,110)	(7)	(2,958)	(10)	848	29
Inter-segment transactions	(15,064)	(46)	(17,937)	(59)	2,873	16
Continuing operations	32,462	100	30,752	102	1,710	6
Discontinued operations	(41)	—	(600)	(2)	559	93
Consolidated	32,421	100	30,152	100	2,269	8

Telco Core Income

Our consolidated telco core income amounted to Php34,341 million in 2023, an increase of Php1,040 million, or 3%, as compared with Php33,301 million in 2022, mainly due to higher Adjusted EBITDA excluding MRP and expenses related to the sale of our telecom assets, as well as lower depreciation and amortization expenses, partially offset by higher financing costs and provision for income tax.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	11,750	34	13,034	39	(1,284)	(10)
Fixed Line	37,590	110	38,135	115	(545)	(1)
Others	65	—	69	—	(4)	(6)
Inter-segment transactions	(15,064)	(44)	(17,937)	(54)	2,873	16
Consolidated	34,341	100	33,301	100	1,040	3

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,401 million from our Wireless business segment in 2023, an increase of Php127 million from Php104,274 million in 2022.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	94,007	90	93,724	90	283	—
Fixed Wireless broadband	1,629	2	2,028	2	(399)	(20)
Other services(1)	41	—	100	—	(59)	(59)
Total Wireless Service Revenues	95,677	92	95,852	92	(175)	—
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	8,724	8	8,422	8	302	4
Total Wireless Revenues	104,401	100	104,274	100	127	—
(1)
Includes facility service fees.

Service Revenues

Our wireless service revenues decreased by Php175 million to Php95,677 million in 2023 as compared with Php95,852 million in 2022, primarily due to lower revenues from fixed wireless broadband, and other services, partially offset by higher revenues from our mobile services. As a percentage of our total wireless revenues, service revenues accounted for 92% in each of 2023 and 2022.

Wireless service revenues, net of interconnection costs, amounted to Php94,843 million in 2023, a decrease of Php142 million from Php94,985 million in 2022.

Mobile Services

Our mobile service revenues amounted to Php94,007 million in 2023, an increase of Php283 million from Php93,724 million in 2022. Mobile service revenues accounted for 98% of our wireless service revenues in each of 2023 and 2022.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	74,990	80	72,169	77	2,821	4
Voice	11,387	12	14,268	15	(2,881)	(20)
SMS	5,724	6	5,900	6	(176)	(3)
Inbound roaming and others(1)	1,906	2	1,387	2	519	37
Total	94,007	100	93,724	100	283	—
(1)
Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php2,821 million, or 4%, to Php74,990 million in 2023 from Php72,169 million in 2022 due to higher mobile internet revenues driven mainly by the continued strength of our mobile network, and promotion of data offers such as Power All, Double Giga and Magic Data, which cater to the needs of prepaid subscribers looking for data flexibility as consumers shift from working and studying from home to a more hybrid work and school environment, partially offset by lower mobile broadband and other data revenues.

Data services accounted for 80% and 77% of our mobile service revenues for the years ended December 31, 2023 and 2022, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022(1)%		Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(2)	71,268	95	67,714	94	3,554	5
Mobile broadband	2,900	4	3,368	5	(468)	(14)
Other data	822	1	1,087	1	(265)	(24)
Total	74,990	100	72,169	100	2,821	4
(1)
Certain amounts for the year ended December 31, 2022 were reclassified to conform with the current year presentation.
(2)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php3,554 million, or 5%, to Php71,268 million in 2023 from Php67,714 million in 2022, primarily due to the increase in mobility and new product offerings, such as Free Tiktok for All, Power All, Affordaloads, and the continued promotion of Smart Postpaid's Unli 5G plans.

Smart continues to drive GigaLife App, which now supports more payment solutions for top-up. Smart also has Smart Live App, which provides its subscribers exclusive video access to live sports streaming such as the UAAP, PBA, PVL and NBA TV Philippines channel, as well as pay-per-view (PPV) concerts. In addition, Smart recently launched the Giga Arena, an online arcade and e-Sport tournament platform exclusively available to Smart subscribers to cater to subscribers’ gaming demands.

Mobile internet services accounted for 76% and 72% of our mobile service revenues in 2023 and 2022, respectively.

Mobile Broadband

Mobile broadband revenues generated from the use of pocket WiFi, amounted to Php2,900 million in 2023, a decrease of Php468 million, or 14%, from Php3,368 million in 2022, primarily due to lower mobile broadband subscriber base.

Mobile broadband services accounted for 3% and 4% of our mobile service revenues in 2023 and 2022, respectively.

Other Data

Revenues from our other data services, which include value-added services (VAS) and domestic leased lines, decreased by Php265 million, or 24%, to Php822 million in 2023 from Php1,087 million in 2022. The decrease was primarily due to lower revenues from VAS via direct carrier billing, driven by the game publishers’ shift to digital payment solutions.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php2,881 million, or 20%, to Php11,387 million in 2023 from Php14,268 million in 2022, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for Voice over LTE (VoLTE) and Voice over Wifi (VoWiFi) services which routes the voice calls through digital channels. VoLTE and VoWifi offer better voice quality. Mobile voice services accounted for 12% and 15% of our mobile service revenues in 2023 and 2022, respectively.

Domestic voice service revenues decreased by Php2,418 million, or 19%, to Php10,489 million in 2023 from Php12,907 million in 2022, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php463 million, or 34%, to Php898 million in 2023 from Php1,361 million in 2022 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php176 million, or 3%, to Php5,724 million in 2023 from Php5,900 million in 2022, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions such as OTT services, social media, and messenger application, partially offset by the increase in A2P service revenues. Mobile SMS services accounted for 6% of our mobile service revenues in each of 2023 and 2022.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php519 million, or 37%, to Php1,906 million in 2023 from Php1,387 million in 2022 mainly due to higher revenues from inbound roaming services driven by the increase in international travel and higher revenues from other subscriber-related income.

Subscriber Base, ARPU and Churn Rates

In October 2022, R.A. No. 11934, or the SIM Registration Act, took effect which mandates that all SIMs be registered before activation. The law aims to address the proliferation of text scams in the country, as well as other crimes committed through text messages. Under the law, telecommunication companies are required to collect the full name, date of birth, complete address, gender, valid government IDs and the attestation of the end users. Smart officially launched its registration portal on December 27, 2022. The original deadline for mandatory SIM registration was April 26, 2023, which was subsequently extended until July 25, 2023. Smart registered over 52.5 million of Smart’s subscribers as at July 30, 2023.

The following table shows our mobile subscriber base as at December 31, 2023 and 2022:

			Increase (Decrease)
	2023	2022	Amount	%
Mobile subscriber base(1)
Prepaid	55,667,880	64,287,019	(8,619,139)	(13)
Smart	21,530,993	24,394,379	(2,863,386)	(12)
TNT	34,136,887	39,892,640	(5,755,753)	(14)
Postpaid	2,159,246	2,017,742	141,504	7
Total	57,827,126	66,304,761	(8,477,635)	(13)

(1)
Includes mobile broadband subscribers.

In view of the SIM Registration Act, we recognize a prepaid mobile subscriber as active upon registration of the SIM card. Beginning the fourth quarter of 2023, we consider a prepaid mobile subscriber as churn if the subscriber does not reload within 180 days after the full usage or expiry of the last reload, and does not latch to the network within 180 days.

The average monthly churn rates for Smart Prepaid subscribers were 2.6% and 4.6% in 2023 and 2022, respectively, while the average monthly churn rates for TNT subscribers were 2.8% and 4.6% in 2023 and 2022, respectively.

The average monthly churn rates for Postpaid subscribers were 1.4% and 1.6% in 2023 and 2022, respectively.

Smart launched the prepaid eSim in July 2023. Smart is first to launch the prepaid eSim in the Philippines.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2023 and 2022:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2023	2022	Amount	%	2023	2022	Amount	%
	(amounts in Php)
Prepaid
Smart	135	123	12	10	119	105	14	13
TNT	110	97	13	13	99	85	14	16
Postpaid	727	732	(5)	(1)	688	697	(9)	(1)

(1)
Gross monthly ARPU is calculated by dividing gross mobile service revenues for the year, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers for the period.
(2)
Net monthly ARPU is calculated by dividing gross mobile service revenues for the year, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers for the period.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php1,629 million in 2023, a decrease of Php399 million, or 20%, from Php2,028 million in 2022 primarily due to lower subscriber base.

Other Services

Revenues from our other services amounted to Php41 million in 2023, a decrease of Php59 million, or 59%, from Php100 million in 2022.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, tablets and accessories. Our wireless non-service revenues increased by Php302 million, or 4%, to Php8,724 million in 2023 from Php8,422 million in 2022, primarily due to a higher sale of postpaid mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php82,827 million in 2023, a decrease of Php21,231 million, or 20%, from Php104,058 million in 2022. The decrease was attributable to lower expenses related to depreciation and amortization, provisions, asset impairment, selling, general and administrative expenses, and interconnection costs, partially offset by higher cost of sales and services. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 79% and 100% in 2023 and 2022, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2023 and 2022 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	37,829	46	37,872	36	(43)	—
Depreciation and amortization	31,498	38	52,660	51	(21,162)	(40)
Cost of sales and services	12,018	14	11,486	11	532	5
Interconnection costs	834	1	867	1	(33)	(4)
Provisions	648	1	1,077	1	(429)	(40)
Asset impairment	—	—	96	—	(96)	(100)
Total	82,827	100	104,058	100	(21,231)	(20)

Selling, general and administrative expenses decreased by Php43 million to Php37,829 million, primarily due to lower expenses related to compensation and employee benefits, selling and promotions, professional and other contracted services, insurance and security services, and rent, partially offset by higher expenses related to repairs and maintenance, and taxes and licenses.

Depreciation and amortization charges decreased by Php21,162 million, or 40%, to Php31,498 million, mainly on account of lower depreciation due to shortened life of 3G technology-related equipment in 2022 resulting from the migration to faster speed LTE and 5G technologies, partly offset by higher amortization of capitalized leases arising from the sale and leaseback of telecom towers.

Cost of sales and services increased by Php532 million, or 5%, to Php12,018 million, primarily due to SIM registration and higher SIM printing costs.

Interconnection costs decreased by Php33 million, or 4%, to Php834 million, primarily due to lower interconnection costs on A2P transactions and international voice services.

Provisions decreased by Php429 million, or 40%, to Php648 million, primarily due to lower provision for inventory obsolescence, and lower provision for expected credit losses.

Asset impairment for PPE amounted to nil in 2023 as against Php96 million in 2022 due to impairment charges on certain network equipment damaged by Typhoon Odette.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Foreign exchange gains (losses) – net	981	(1,567)	2,548	163
Interest income	720	451	269	60
Gains on derivative financial instruments – net	114	530	(416)	(78)
Financing costs – net	(9,034)	(8,349)	(685)	(8)
Other income – net	8,704	27,616	(18,912)	(68)
Total	1,485	18,681	(17,196)	(92)

Our Wireless business segment’s other income – net amounted to Php1,485 million in 2023, a decrease of Php17,196 million, or 92%, from Php18,681 million in 2022, primarily due to the combined effects of the following: (i) lower other income – net by Php18,912 million mainly due to lower gain on sale and leaseback of telecom tower, which decreased by Php18,075 million to Php7,777 million in 2023 from Php25,852 million in 2022; (ii) higher net financing costs by Php685 million mainly due to accretion on lease liabilities and higher interest rates, partially offset by higher capitalized interest; (iii) lower net gains on derivative financial instruments by Php416 million; (iv) higher interest income by Php269 million; and (v) net foreign exchange gains of Php981 million in 2023 as against net foreign exchange losses of Php1,567 million in 2022 mainly on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso relative to the U.S. dollar in 2023 as compared to the depreciation of the Philippine peso relative to the U.S. dollar in 2022.

Provision for Income Tax

Provision for income tax amounted to Php5,537 million in 2023, an increase of Php1,744 million, or 46%, from Php3,793 million in 2022, mainly due to higher net income before tax, lower optional standard deduction savings from Digitel Mobile Philippines, Inc. (DMPI) in 2023, and local tax deficiency settlement made by Smart Broadband Inc. in 2023 for which no tax benefit has been realized.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php2,418 million, or 16%, to Php17,522 million in 2023 from Php15,104 million in 2022.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php1,290 million, or 2%, to Php56,505 million in 2023 from Php55,215 million in 2022. Adjusted EBITDA margin increased to 59% in 2023 from 58% in 2022.

Core Income

Our Wireless business segment’s core income decreased by Php1,284 million, or 10%, to Php11,750 million in 2023 from Php13,034 million in 2022, mainly on account of lower Adjusted EBITDA, excluding MRP and expenses related to the sale of our telecom assets, and lower other miscellaneous income, partially offset by lower depreciation and amortization.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php120,734 million in 2023, a decrease of Php7,076 million, or 6%, from Php127,810 million in 2022.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	93,212	77	90,068	71	3,144	3
Voice	26,686	22	36,727	29	(10,041)	(27)
Miscellaneous	438	1	419	—	19	5
	120,336	100	127,214	100	(6,878)	(5)
Non-Service Revenues:
Sale of phone units, point-product sales and devices	398	—	596	—	(198)	(33)
Total Fixed Line Revenues	120,734	100	127,810	100	(7,076)	(6)

Service Revenues

Our fixed line service revenues decreased by Php6,878 million, or 5%, to Php120,336 million in 2023 from Php127,214 million in 2022, primarily due to lower revenues from our voice services, partially offset by higher revenues from our data services.

Fixed Line service revenues, net of interconnection costs, amounted to Php109,206 million in 2023, an increase of Php1,735 million, or 2%, from Php107,471 million in 2022.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php93,212 million in 2023, an increase of Php3,144 million, or 3%, from Php90,068 million in 2022, primarily due to higher revenues from Home broadband and corporate data and leased lines, partially offset by lower ICT services, inclusive of intersegment transactions. The percentage contribution of this service segment to our fixed line service revenues accounted for 77% and 71% in 2023 and 2022, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2023 and 2022:

			Increase
	2023	2022	Amount	%
	(amounts in million Php)
Data service revenues	93,212	90,068	3,144	3
Home broadband	50,876	48,975	1,901	4
Corporate data and ICT	42,336	41,093	1,243	3

Home Broadband

Home broadband data revenues amounted to Php50,876 million in 2023, an increase of Php1,901 million, or 4%, from Php48,975 million in 2022. This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fiber), which the company is providing through the nationwide roll-out of its FTTH network. Home broadband revenues accounted for 54% of fixed line data service revenues in each of 2023 and 2022. PLDT’s FTTH nationwide network roll-out has reached over 17.5 million homes passed as of December 31, 2023, while the number of ports has grown to about 6.3 million.

Corporate Data and ICT

Corporate data services amounted to Php35,204 million in 2023, an increase of Php1,422 million, or 4%, as compared with Php33,782 million in 2022, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 38% of our total data service revenues in each of 2023 and 2022.

ICT revenues decreased by Php179 million, or 2%, to Php7,132 million in 2023 from Php7,311 million in 2022, mainly due to lower intersegment revenues with our Wireless business. Excluding intersegment transactions, ICT services would have increased by Php699 million, or 15%, to Php5,327 million in 2023 from Php4,628 million in 2022. The percentage contribution of this service segment to our total data service revenues accounted for 8% in each of 2023 and 2022.

Voice Services

Revenues from our voice services decreased by Php10,041 million, or 27%, to Php26,686 million in 2023 from Php36,727 million in 2022, primarily due to lower revenues from international services of PLDT Global resulting from the transfer of load business to Wireless business segment. The percentage contribution of voice service revenues to our fixed line service revenues accounted for 22% and 29% in 2023 and 2022, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues increased by Php19 million, or 5%, to Php438 million in 2023 from Php419 million in 2022.

Non-service Revenues

Non-service revenues decreased by Php198 million, or 33%, to Php398 million in 2023 from Php596 million in 2022, primarily due to lower point-product sales, partially offset by higher sale of WiFi mesh.

Expenses

Expenses related to our Fixed Line business segment totaled Php102,352 million in 2023, a decrease of Php30,796 million, or 23%, as compared with Php133,148 million in 2022. The decrease was primarily due to lower depreciation and amortization, interconnection costs, selling, general and administrative expenses, provisions, cost of sales and services, and asset impairment. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 85% and 104% in 2023 and 2022, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2023 and 2022 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)

Selling, general and administrative expenses	47,469	46	49,229	37	(1,760)	(4)
Depreciation and amortization	36,855	36	55,707	42	(18,852)	(34)
Interconnection costs	11,130	11	19,743	15	(8,613)	(44)
Provisions	3,784	4	4,684	3	(900)	(19)
Cost of sales and services	3,114	3	3,599	3	(485)	(13)
Asset impairment	—	—	186	—	(186)	(100)
Total	102,352	100	133,148	100	(30,796)	(23)

Selling, general and administrative expenses decreased by Php1,760 million, or 4%, to Php47,469 million primarily due to lower expenses related to compensation and employee benefits on account of lower MRP, repairs and maintenance, insurance and security services, and other expenses. This is partly offset by higher expenses related to selling and promotions primarily due to additional amortization of subscriber contract cost to obtain, taxes and licenses, professional and other contracted services, and rent.

Depreciation and amortization charges decreased by Php18,852 million, or 34%, to Php36,855 million mainly driven by additional depreciation in 2022 due to change in estimated useful life of copper-based technology, resulting from the migration to FTTH, and the modernization of network equipment. This is partly offset by additional depreciation and amortization of subscriber contract cost to fulfill due to the change in estimated useful life.

Interconnection costs decreased by Php8,613 million, or 44%, to Php11,130 million, primarily due to lower international interconnection costs of PLDT Global mainly due to the transfer of load business to Wireless business segment.

Provisions decreased by Php900 million, or 19%, to Php3,784 million, primarily due to lower provision for ECLs mainly due to improved collection rate and lower provision for inventory obsolescence.

Cost of sales and services decreased by Php485 million, or 13%, to Php3,114 million, primarily due to lower cost of services, mainly from ePLDT's lower cost of data center with our Wireless business.

Asset impairment for property and equipment amounted to nil in 2023 as compared with Php186 million in 2022 due to impairment on certain network equipment damaged by Typhoon Odette and impairment of property and equipment related to managed IT services of ePLDT.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,084	1,792	(708)	(40)
Interest income	324	202	122	60
Foreign exchange gains (losses) – net	138	(3,230)	3,368	104
Equity share in net losses of associates and joint ventures	(595)	(253)	(342)	(135)
Financing costs – net	(6,824)	(6,100)	(724)	(12)
Other income – net	18,020	28,591	(10,571)	(37)
Total	12,147	21,002	(8,855)	(42)

Our Fixed Line business segment’s other income – net amounted to Php12,147 million in 2023, a decrease of Php8,855 million, or 42%, from Php21,002 million in 2022, primarily due to the combined effects of the following: (i) lower other income – net by Php10,571 million mainly due to lower dividend income recognized from the subsidiaries of Wireless business segment, and PLDT’s income from prescription of liability on redeemable preferred shares of Php7,839 million in 2022; (ii) higher net financing costs by Php724 million mainly due to higher interest rates and higher weighted average outstanding principal amounts, as well as lower capitalized interest; (iii) lower net gains on derivative financial instruments by Php708 million; (iv) higher equity share in net losses of associates by Php342 million; (v) higher interest income by Php122 million; and (vi) net foreign exchange gains of Php138 million in 2023 as against net foreign exchange losses of Php3,230 million in 2022 mainly on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso relative to the U.S. dollar in 2023 as compared to the depreciation of the Philippine peso relative to the U.S. dollar in 2022.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php4,015 million in 2023 as against benefit from income tax of Php1,102 million in 2022, mainly due to higher taxable income. Net income before tax in 2022 included significant non-taxable income from the dividends recognized from our Wireless subsidiaries.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php26,514 million in 2023, an increase of Php9,748 million, or 58%, as compared with Php16,766 million in 2022

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php1,915 million, or 3%, to Php56,966 million in 2023 from Php55,051 million in 2022. Adjusted EBITDA margin increased to 47% in 2023 from 43% in 2022.

Core Income

Our Fixed Line business segment’s core income decreased by Php727 million, or 2%, to Php37,886 million in 2023 from Php38,613 million in 2022, primarily due to higher provision for income tax and lower other miscellaneous income, partially offset by higher EBITDA excluding MRP.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the years ended December 31, 2023 and 2022.

Expenses

Expenses related to our Other business segment increased by Php5 million, or 38%, to Php18 million in 2023 from Php13 million in 2022.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	7	14	(7)	(50)
Foreign exchange gains (losses) – net	(76)	1	(77)	(7,700)
Equity share in net losses of associates and joint ventures	(2,211)	(3,051)	840	28
Other income – net	29	246	(217)	(88)
Total	(2,251)	(2,790)	539	19

Our Other business segment’s other expenses – net amounted to Php2,251 million in 2023, a decrease of Php539 million, or 19%, from Php2,790 million in 2022, primarily due to the combined effects of the following: (i) lower equity share in net losses of associates and joint ventures by Php840 million mainly due to lower equity share in net losses in MIH; (ii) lower interest income by Php7 million; (iii) net foreign exchange losses of Php76 million in 2023 as against net foreign exchange gains of Php1 million in 2022; and (iv) lower other income – net by Php217 million mainly due to gain on dilution in MIH in 2022, partially offset by the loss on acquisition of Multisys in 2022.

Net Loss

As a result of the foregoing, our Other business segment registered a net loss of Php2,270 million in 2023, a decrease of Php399 million, or 15%, from Php2,669 million in 2022.

Core Loss

Our Other business segment’s core loss amounted to Php2,110 million in 2023, a decrease of Php848 million, or 29%, from Php2,958 million in 2022.

Years Ended December 31, 2022 and 2021

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php204,362 million in 2022, an increase of Php12,176 million, or 6%, as compared with Php192,186 million in 2021, primarily due to higher revenues, net of intersegment transactions, from data and voice services from our Fixed Line business segment, partially offset by lower revenues, net of intersegment transactions, from mobile and fixed wireless broadband services in our Wireless business segment.

Our consolidated service revenues of Php195,344 million in 2022, increased by Php10,664 million, or 6%, from Php184,680 million in 2021. Our consolidated non-service revenues of Php9,018 million in 2022, increased by Php1,512 million, or 20%, from Php7,506 million in 2021.

Consolidated service revenues, net of interconnection costs, amounted to Php189,240 million in 2022, an increase of Php8,258 million, or 5%, from Php180,982 million in 2021.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2022 and 2021:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(amounts in million Php)
For the year ended December 31, 2022(1)
Service Revenues
Wireless	95,852		(792)	95,060
Mobile	93,724		(695)	93,029
Fixed Wireless broadband	2,028		—	2,028
Other services	100		(97)	3
Fixed Line		127,214	(26,930)	100,284
Voice		36,727	(14,478)	22,249
Data		90,068	(12,179)	77,889
Home broadband		48,975	(31)	48,944
Corporate data and ICT		41,093	(12,148)	28,945
Miscellaneous		419	(273)	146
Total Service Revenues	95,852	127,214	(27,722)	195,344
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	8,422	495	—	8,917
Point-product sales	—	101	—	101
Total Non-Service Revenues	8,422	596	—	9,018
Total Revenues	104,274	127,810	(27,722)	204,362
For the year ended December 31, 2021(1)
Service Revenues
Wireless	99,639		(1,127)	98,512
Mobile	96,538		(919)	95,619
Fixed Wireless broadband	2,889		—	2,889
Other services	212		(208)	4
Fixed Line		115,458	(29,290)	86,168
Voice		37,232	(17,010)	20,222
Data		77,757	(11,961)	65,796
Home broadband		40,181	(56)	40,125
Corporate data and ICT		37,576	(11,905)	25,671
Miscellaneous		469	(319)	150
Total Service Revenues	99,639	115,458	(30,417)	184,680
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,980	454	—	7,434
Point-product sales	—	80	(8)	72
Total Non-Service Revenues	6,980	534	(8)	7,506
Total Revenues	106,619	115,992	(30,425)	192,186
(1)
To be comparable with 2023, certain amounts for the years ended December 31, 2022 and 2021 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18. "Financial Statements" for further discussion.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	104,274	51	106,619	56	(2,345)	(2)
Fixed Line	127,810	63	115,992	60	11,818	10
Inter-segment transactions	(27,722)	(14)	(30,425)	(16)	2,703	9
Consolidated	204,362	100	192,186	100	12,176	6

Expenses

Consolidated expenses increased by Php58,112 million, or 38%, to Php209,427 million in 2022 from Php151,315 million in 2021, primarily due to higher depreciation and amortization, selling, general and administrative expenses, interconnection costs, costs of sales and services, and provisions for expected credit losses and inventory obsolescence.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	104,058	50	89,172	59	14,886	17
Fixed Line	133,148	63	92,189	61	40,959	44
Others	13	—	7	—	6	86
Inter-segment transactions	(27,792)	(13)	(30,053)	(20)	2,261	8
Consolidated	209,427	100	151,315	100	58,112	38

Other Income (Expenses) – Net

Consolidated other income – net amounted to Php19,097 million in 2022, a change of Php25,712 million as against consolidated other expenses – net of Php6,615 million in 2021, primarily due to the combined effects of the following: (i) higher other income – net from our Wireless and Fixed Line business segments, owing mostly to the gain on sale and leaseback of telecom towers and the income from prescription of liability on redeemable preferred shares, respectively; (ii) higher gains on derivative financial instruments from our Fixed Line business segment; (iii) higher equity share in net losses from our Fixed Line and Other business segments; (iv) higher financing costs from our Wireless and Fixed Line business segments; and (v) higher foreign exchange losses from our Fixed Line and Wireless business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Wireless	18,681	(4,647)	23,328	502
Fixed Line	21,002	6,548	14,454	221
Others	(2,790)	121	(2,911)	(2,406)
Inter-segment transactions	(17,796)	(8,637)	(9,159)	(106)
Consolidated	19,097	(6,615)	25,712	389

Net Income

Consolidated net income decreased by Php15,941 million, or 60%, to Php10,735 million in 2022 from Php26,676 million in 2021. The decrease was primarily due to the combined effects of the following: (i) higher consolidated expenses by Php58,112 million; (ii) higher net loss from discontinued operations by Php479 million; (iii) lower provision for income tax by Php4,762 million; (iv) higher consolidated revenues by Php12,176 million; and (v) consolidated other income of Php19,097 million in 2022 as against consolidated other expenses of Php6,615 million in 2021. Our consolidated basic and diluted EPS decreased to Php48.26 in 2022 from Php121.76 in 2021. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the years ended December 31, 2022 and 2021.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	15,104	141	9,434	35	5,670	60
Fixed Line	16,766	156	26,267	99	(9,501)	(36)
Others	(2,669)	(25)	384	1	(3,053)	(795)
Inter-segment transactions	(17,866)	(166)	(9,288)	(35)	(8,578)	(92)
Continuing operations	11,335	106	26,797	100	(15,462)	(58)
Discontinued operations	(600)	(6)	(121)	—	(479)	(396)
Consolidated	10,735	100	26,676	100	(15,941)	(60)

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php100,262 million in 2022, an increase of Php4,093 million, or 4%, as compared with Php96,169 million in 2021.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	55,215	55	60,971	63	(5,756)	(9)
Fixed Line	55,051	55	46,019	48	9,032	20
Others	(12)	—	(7)	—	(5)	(71)
Inter-segment transactions	(9,666)	(10)	(10,801)	(11)	1,135	11
Continuing operations	100,588	100	96,182	100	4,406	5
Discontinued operations	(326)	—	(13)	—	(313)	(2,408)
Consolidated	100,262	100	96,169	100	4,093	4

Our consolidated Adjusted EBITDA, excluding MRP and expenses related to the sale of our telecom assets, amounted to Php100,588 million in 2022, an increase of Php4,406 million, or 5%, as compared with Php96,182 million in 2021.

Core Income

Our consolidated core income amounted to Php30,152 million in 2022, an increase of Php215 million, or 1%, as compared with Php29,937 million in 2021, mainly on account of higher Adjusted EBITDA excluding MRP, and expenses related to the sale of our telecom assets, and lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life, partially offset by higher equity share in net losses of associates and joint ventures, and higher financing costs. Our consolidated basic and diluted core EPS increased to Php139.29 in 2022 from Php138.29 in 2021.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	13,034	43	13,645	45	(611)	(4)
Fixed Line	38,613	128	26,419	88	12,194	46
Others	(2,958)	(10)	(666)	(2)	(2,292)	(344)
Inter-segment transactions	(17,937)	(59)	(9,340)	(31)	(8,597)	(92)
Continuing operations	30,752	102	30,058	100	694	2
Discontinued operations	(600)	(2)	(121)	—	(479)	(396)
Consolidated	30,152	100	29,937	100	215	1

Telco Core Income

Our consolidated telco core income amounted to Php33,301 million in 2022, an increase of Php2,947 million, or 10%, as compared with Php30,354 million in 2021, mainly due to higher Adjusted EBITDA excluding MRP, and expenses related to the sale of our telecom assets, and lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life, partially offset by higher financing costs and higher equity share in net losses of associates and joint ventures. Adjusted for the impact of Typhoon Odette, our consolidated telco core income would have been Php34,248 million, an increase of Php3,894 million, or 13% from the same period in 2021.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	13,034	39	13,645	45	(611)	(4)
Fixed Line	38,135	115	25,857	85	12,278	47
Others	69	—	192	1	(123)	(64)
Inter-segment transactions	(17,937)	(54)	(9,340)	(31)	(8,597)	(92)
Consolidated	33,301	100	30,354	100	2,947	10

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,274 million from our Wireless business segment in 2022, a decrease of Php2,345 million, or 2%, from Php106,619 million in 2021.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	93,724	90	96,538	90	(2,814)	(3)
Fixed Wireless broadband	2,028	2	2,889	3	(861)	(30)
Other services(1)	100	—	212	—	(112)	(53)
Total Wireless Service Revenues	95,852	92	99,639	93	(3,787)	(4)
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	8,422	8	6,980	7	1,442	21
Total Wireless Revenues	104,274	100	106,619	100	(2,345)	(2)

(1)
Includes facility service fees.

Service Revenues

Our wireless service revenues decreased by Php3,787 million, or 4%, to Php95,852 million in 2022 as compared with Php99,639 million in 2021, primarily due to lower revenues from mobile, fixed wireless broadband, and other services. As a percentage of our total wireless revenues, service revenues accounted for 92% and 93% in 2022 and 2021, respectively.

Wireless service revenues, net of interconnection costs, amounted to Php94,985 million in 2022, a decrease of Php3,971 million, or 4%, from Php98,956 million in 2021.

Mobile Services

Our mobile service revenues amounted to Php93,724 million in 2022, a decrease of Php2,814 million, or 3%, from Php96,538 million in 2021. Mobile service revenues accounted for 98% and 97% of our wireless service revenues in 2022 and 2021, respectively.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	72,169	77	70,644	73	1,525	2
Voice	14,268	15	17,774	18	(3,506)	(20)
SMS	5,900	6	6,603	7	(703)	(11)
Inbound roaming and others(1)	1,387	2	1,517	2	(130)	(9)
Total	93,724	100	96,538	100	(2,814)	(3)

(1)
Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php1,525 million, or 2%, to Php72,169 million in 2022 from Php70,644 million in 2021 due to higher mobile internet revenues driven mainly by the launch of new mobile data offers which cater to the needs of prepaid subscribers looking for data flexibility as consumers shift from working and studying from home to a more hybrid work and school environment, as well as higher mobile broadband revenues, partially offset by lower VAS-related data revenues.

Data services accounted for 77% and 73% of our mobile service revenues for the years ended December 31, 2022 and 2021, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	67,714	94	66,320	94	1,394	2
Mobile broadband	3,368	5	2,797	4	571	20
Other data	1,087	1	1,527	2	(440)	(29)
Total	72,169	100	70,644	100	1,525	2
(1)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php1,394 million, or 2%, to Php67,714 million in 2022 from Php66,320 million in 2021, primarily due to the increase in mobility and new product offerings, such as Free Tiktok for All, Power All, Affordaloads, and the continued promotion of Smart Postpaid's Unli 5G plans.

Smart continues to drive GigaLife App, which now supports more payment solutions for top-up. Smart also has Smart Live App, which provides its subscribers exclusive video access to live sports streaming such as the UAAP, PBA, PVL and NBA TV Philippines channel, as well as pay-per-view (PPV) concerts. In addition, Smart recently launched the Giga Arena, an online arcade and e-Sport tournament platform exclusively available to Smart subscribers to cater to subscribers’ gaming demands.

Mobile internet services accounted for 72% and 69% of our mobile service revenues in 2022 and 2021, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php3,368 million in 2022, an increase of Php571 million, or 20%, from Php2,797 million in 2021, primarily due to higher mobile broadband subscriber base.

In August 2021, Smart launched the Smart Bro Rocket SIM aimed at the heavy wireless broadband users. Smart Bro Rocket SIM provides unlimited data valid for 30 days at an introductory price of Php499. Smart increased the price of its Smart Bro UnliData from Php499 to Php599, which generated higher revenues from our mobile broadband service. Mobile broadband services accounted for 4% and 3% of our mobile service revenues in 2022 and 2021, respectively.

Other Data

Revenues from our other data services, which include VAS and domestic leased lines, decreased by Php440 million, or 29%, to Php1,087 million in 2022 from Php1,527 million in 2021. The decrease was primarily due to lower revenues from VAS via direct carrier billing, driven by the game publishers’ shift to digital payment solutions

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,506 million, or 20%, to Php14,268 million in 2022 from Php17,774 million in 2021, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for VoLTE and VoWiFi services which routes the voice calls through digital channels. VoLTE and VoWifi offer better voice quality. Mobile voice services accounted for 15% and 18% of our mobile service revenues in 2022 and 2021, respectively.

Domestic voice service revenues decreased by Php2,776 million, or 18%, to Php12,907 million in 2022 from Php15,683 million in 2021, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php730 million, or 35%, to Php1,361 million in 2022 from Php2,091 million in 2021 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php703 million, or 11%, to Php5,900 million in 2022 from Php6,603 million in 2021, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions such as OTT services, social media, and messenger application, partially offset by the increase in A2P service revenues. Mobile SMS services accounted for 6% and 7% of our mobile service revenues in 2022 and 2021, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php130 million, or 9%, to Php1,387 million in 2022 from Php1,517 million in 2021 mainly due to lower facility service fees related to fixed wireless business and lower revenues from other subscriber-related income, partially offset by higher revenues from inbound roaming services.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2022 and 2021:

			Increase (Decrease)
	2022	2021	Amount	%
Mobile subscriber base
Prepaid(1)	64,287,019	69,205,731	(4,918,712)	(7)
Smart	24,394,379	26,665,974	(2,271,595)	(9)
TNT	39,892,640	42,539,757	(2,647,117)	(6)
Postpaid	2,017,742	2,016,221	1,521	—
Total mobile subscribers	66,304,761	71,221,952	(4,917,191)	(7)
(1)
Includes mobile broadband subscribers.

Our policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card. We consider a prepaid mobile subscriber inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

The average monthly churn rates for Smart Prepaid subscribers were 4.6% and 4.8% in 2022 and 2021, respectively, while the average monthly churn rates for TNT subscribers were 4.6% and 4.2% in 2022 and 2021, respectively.

The average monthly churn rates for Postpaid subscribers were 1.6% and 1.9% in 2022 and 2021, respectively.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2022 and 2021:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2022	2021	Amount	%	2022	2021	Amount	%
	(amounts in Php)
Prepaid
Smart	123	123	—	—	105	104	1	1
TNT	97	98	(1)	(1)	85	84	1	1
Postpaid	732	730	2	—	697	701	(4)	(1)

(1)
Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers for the period.
(2)
Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers for the period.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php2,028 million in 2022, a decrease of Php861 million, or 30%, from Php2,889 million in 2021 primarily due to the shift in customer demand from wireless broadband to home fiber.

In 2021, Smart launched the first prepaid 5G Home Router. Smart Bro Home WiFi 5G is a plug-and-play device that can connect up to 10 Wifi-enabled devices with a fiber-like speed of Smart 5G.

In February 2022, Smart launched UnliFam 999, which provides unlimited data for family sharing and home WiFi users valid for 30 days.

Others

Revenues from our other services amounted to Php100 million for the years ended December 31, 2022, a decrease of Php112 million, or 53%, from Php212 million in 2021.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, tablets and accessories. Our wireless non-service revenues increased by Php1,442 million, or 21%, to Php8,422 million in 2022 from Php6,980 million in 2021, primarily due to a higher number of units issued for mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php104,058 million in 2022, an increase of Php14,886 million, or 17%, from Php89,172 million in 2021. The increase was attributable to higher expenses related to depreciation and amortization, cost of sales and services, selling, general and administrative, and interconnection costs, partially offset by lower asset impairment. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 100% and 84% in 2022 and 2021, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2022 and 2021 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	52,660	51	40,459	46	12,201	30
Selling, general and administrative expenses	37,872	36	36,748	41	1,124	3
Cost of sales and services	11,486	11	10,041	11	1,445	14
Provisions	1,077	1	1,093	1	(16)	(1)
Interconnection costs	867	1	683	1	184	27
Asset impairment	96	—	148	—	(52)	(35)
Total	104,058	100	89,172	100	14,886	17

Depreciation and amortization charges increased by Php12,201 million, or 30%, to Php52,660 million, mainly on account of higher depreciation due to shortened life of 3G technology-related equipment resulting from the migration to faster speed LTE and 5G technologies, combined with higher depreciation of right-of-use asset on account of higher depreciable right-of-use asset, brought about by the telecom tower sale and leaseback agreements we entered into in June 2022.

Selling, general and administrative expenses increased by Php1,124 million, or 3%, to Php37,872 million, primarily due to higher expenses related to repairs and maintenance, rent, professional and contracted services, communication, training and travel, and other expenses, partly offset by lower expenses related to amortization of intangibles, mainly on account of the amortization of the Sun trademark in 2021, as well as lower expenses related to selling and promotions, and insurance and security services.

Cost of sales and services increased by Php1,445 million, or 14%, to Php11,486 million, primarily due to higher cost of content and services, and SIM printing cost.

Provisions decreased by Php16 million, or 1%, to Php1,077 million, primarily due to lower provisions for ECLs and contract assets, partly offset by higher provision for inventory obsolescence.

Interconnection costs increased by Php184 million, or 27%, to Php867 million, primarily due to higher interconnection costs on A2P transactions and international voice services.

Asset impairment, decreased by Php52 million, or 35%, to Php96 million primarily due to lower impairment charges on certain network equipment damaged by Typhoon Odette.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	530	550	(20)	(4)
Interest income	451	355	96	27
Foreign exchange losses – net	(1,567)	(1,541)	(26)	(2)
Financing costs – net	(8,349)	(7,551)	(798)	(11)
Other income – net	27,616	3,540	24,076	680
Total	18,681	(4,647)	23,328	502

Our Wireless business segment’s other income – net amounted to Php18,681 million in 2022, a change of Php23,328 million from other expenses – net of Php4,647 million in 2021, primarily due to the combined effects of the following: (i) higher other income

– net by Php24,076 million mainly due to the Php25,852 million gain on sale and leaseback of 4,665 telecom towers, representing the first five closings of tower sale and leaseback agreements; (ii) higher interest income by Php96 million; (iii) lower net gains on derivative financial instruments by Php20 million; (iv) higher net foreign exchange losses by Php26 million; and (v) higher net financing costs by Php798 million mainly due to higher weighted average principal amounts and accretion on lease liabilities.

Provision for Income Tax

Provision for income tax amounted to Php3,793 million in 2022, an increase of Php427 million, or 13%, from Php3,366 million in 2021, mainly due to higher taxable income, partially offset by the net unfavorable impact of CREATE adjustments for prior year deferred tax assets booked in the first quarter of 2021.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php5,670 million, or 60%, to Php15,104 million in 2022 from Php9,434 million in 2021.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA decreased by Php5,756 million, or 9%, to Php55,215 million in 2022 from Php60,971 million in 2021. Adjusted EBITDA margin decreased to 58% in 2022 from 61% in 2021.

Core Income

Our Wireless business segment’s core income decreased by Php611 million, or 4%, to Php13,034 million in 2022 from Php13,645 million in 2021, mainly on account of lower Adjusted EBITDA excluding MRP and higher financing costs, partially offset by lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php127,810 million in 2022, an increase of Php11,818 million, or 10%, from Php115,992 million in 2021.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	90,068	71	77,757	67	12,311	16
Voice	36,727	29	37,232	32	(505)	(1)
Miscellaneous	419	—	469	1	(50)	(11)
	127,214	100	115,458	100	11,756	10
Non-Service Revenues:
Sale of computers, phone units and point-product sales	596	—	534	—	62	12
Total Fixed Line Revenues	127,810	100	115,992	100	11,818	10

Service Revenues

Our fixed line service revenues increased by Php11,756 million, or 10%, to Php127,214 million in 2022 from Php115,458 million in 2021, primarily due to higher revenues from our data services.

Fixed Line service revenues, net of interconnection costs, amounted to Php107,471 million in 2022, an increase of Php12,020 million, or 13%, from Php95,451 million in 2021.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php90,068 million in 2022, an increase of Php12,311 million, or 16%, from Php77,757 million in 2021, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services. The percentage contribution of this service segment to our fixed line service revenues accounted for 71% and 67% in 2022 and 2021, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2022 and 2021:

			Increase
	2022	2021	Amount	%
	(amounts in million Php)
Data service revenues	90,068	77,757	12,311	16
Home broadband	48,975	40,181	8,794	22
Corporate data and ICT	41,093	37,576	3,517	9

Home Broadband

Home broadband data revenues amounted to Php48,975 million in 2022, an increase of Php8,794 million, or 22%, from Php40,181 million in 2021. This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fiber), which the company is providing through the nationwide roll-out of its FTTH network. Home broadband revenues accounted for 54% and 52% of fixed line data service revenues in 2022 and 2021, respectively. PLDT’s FTTH nationwide network roll-out has reached over 17.2 million homes passed as of December 31, 2022, while the number of ports, has grown to about 5.9 million.

Corporate Data and ICT

Corporate data services amounted to Php33,782 million in 2022, an increase of Php1,762 million, or 6%, as compared with Php32,020 million in 2021, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 38% and 41% of our total data service revenues in 2022 and 2021, respectively.

ICT revenues increased by Php1,755 million, or 32%, to Php7,311 million in 2022 from Php5,556 million in 2021, mainly due to higher revenues from data center and cloud services, partially offset by lower revenues from cyber security and managed IT services. The percentage contribution of this service segment to our total data service revenues accounted for 8% and 7% in 2022 and 2021, respectively.

Voice Services

Revenues from our voice services decreased by Php505 million, or 1%, to Php36,727 million in 2022 from Php37,232 million in 2021, primarily due to lower revenues from our international services. The percentage contribution of voice service revenues to our fixed line service revenues accounted for 29% and 32% in 2022 and 2021, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues decreased by Php50 million, or 11%, to Php419 million in 2022 from Php469 million in 2021.

Non-service Revenues

Non-service revenues increased by Php62 million, or 12%, to Php596 million in 2022 from Php534 million in 2021, primarily due to higher sale of managed ICT equipment and point-product sales, partially offset by lower sale of PHW broadband routers and WiFi mesh.

Expenses

Expenses related to our Fixed Line business segment totaled Php133,148 million in 2022, an increase of Php40,959 million, or 44%, as compared with Php92,189 million in 2021. The increase was primarily due to higher depreciation and amortization, selling, general and administrative expenses, provisions, cost of sales and services, and asset impairment, partially offset by lower interconnection costs. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 104% and 79% in 2022 and 2021, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2022 and 2021 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	55,707	42	22,042	24	33,665	153
Selling, general and administrative expenses	49,229	37	43,434	47	5,795	13
Interconnection costs	19,743	15	20,007	22	(264)	(1)
Provisions	4,684	3	3,700	4	984	27
Cost of sales and services	3,599	3	3,006	3	593	20
Asset impairment	186	—	—	—	186	100
Total	133,148	100	92,189	100	40,959	44

Depreciation and amortization charges increased by Php33,665 million, or 153%, to Php55,707 million mainly on account of additional depreciation due to the shortened life of copper-based technology, resulting mainly from the migration to FTTH, as well as the additional depreciation recognized for the modernization of network equipment.

Selling, general and administrative expenses increased by Php5,795 million, or 13%, to Php49,229 million primarily due to higher expenses related to compensation and employee benefits on account of higher MRP, repairs and maintenance, communication, training and travel, selling and promotions, and other expenses, partly offset by lower expenses related to professional and other contracted services, taxes and licenses, and rent.

Interconnection costs decreased by Php264 million, or 1%, to Php19,743 million, primarily due to lower international interconnection costs of PLDT Global.

Provisions increased by Php984 million, or 27%, to Php4,684 million, primarily due to higher provision for ECLs, partly offset by lower provision for inventory obsolescence.

Cost of sales and services increased by Php593 million, or 20%, to Php3,599 million, primarily due to higher cost of services.

Asset impairment amounted to Php186 million in 2022 as against nil in 2021 primarily due to impairment charges on certain network equipment damaged by Typhoon Odette, and impairment of property and equipment related to managed IT services.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,792	850	942	111
Interest income	202	274	(72)	(26)
Equity share in net earnings (losses) of associates	(253)	103	(356)	(346)
Foreign exchange losses – net	(3,230)	(2,442)	(788)	(32)
Financing costs – net	(6,100)	(6,017)	(83)	(1)
Other income – net	28,591	13,780	14,811	107
Total	21,002	6,548	14,454	221

Our Fixed Line business segment’s other income – net amounted to Php21,002 million in 2022, an increase of Php14,454 million from Php6,548 million in 2021, primarily due to the combined effects of the following: (i) higher other income – net by Php14,811 million mainly due to higher dividend income from Smart and DMPI, and PLDT’s income from prescription of preferred shares redemption liability in 2022, partially offset by the gain on sale of PHW subscribers in 2021; (ii) higher net gains on derivative financial instruments by Php942 million mainly due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2022 as compared with the same period in 2021; (iii) lower interest income by Php72 million; (iv) higher net financing costs by Php83 million; (v) equity share in net losses of associates of Php253 million in 2022 as against equity share in net earnings of associates of Php103 million in 2021; and (v) higher net foreign exchange losses by Php788 million mainly on account of revaluation of net foreign currency-denominated liabilities due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2022 as compared with the same period in 2021.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php1,102 million in 2022, a change of Php5,186 million, or 127%, from provision for income tax of Php4,084 million in 2021, mainly due to lower taxable income and the net favorable impact of 2020 income tax retroactive adjustment, per Revenue Regulations No. 5-2021, recognized in the first quarter of 2021.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php16,766 million in 2022, a decrease of Php9,501 million, or 36%, as compared with Php26,267 million in 2021.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php9,032 million, or 20%, to Php55,051 million in 2022 from Php46,019 million in 2021. Adjusted EBITDA margin increased to 43% in 2022 from 40% in 2021.

Core Income

Our Fixed Line business segment’s core income increased by Php12,194 million, or 46%, to Php38,613 million in 2022 from Php26,419 million in 2021, primarily due to higher Adjusted EBITDA excluding MRP, and other miscellaneous income, partially offset by higher depreciation and amortization, excluding depreciation of assets with reduced estimated useful life.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the years ended December 31, 2022 and 2021.

Expenses

Expenses related to our Other business segment increased by Php6 million, or 86%, to Php13 million in 2022 from Php7 million in 2021.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	14	26	(12)	(46)
Foreign exchange gains – net	1	49	(48)	(98)
Equity share in net losses of associates and joint ventures	(3,051)	(1,204)	(1,847)	(153)
Other income – net	246	1,250	(1,004)	(80)
Total	(2,790)	121	(2,911)	2,406

Our Other business segment’s other expenses – net amounted to Php2,790 million in 2022, a change of Php2,911 million from other income – net of Php121 million in 2021, primarily due to the combined effects of the following: (i) higher equity share in net losses of associates and joint ventures by Php1,847 million mainly due to lower equity share in net earnings in Vega Telecom Inc. on account of the favorable impact of CREATE adjustment on the unamortized deferred tax liability component of the investment in 2021, as well as higher equity share in net losses in MIH; (ii) lower other income – net by Php1,004 million mainly due to loss on acquisition of Multisys in 2022 and lower MIH gain on dilution; and (iii) lower net foreign exchange gains by Php48 million; and (iv) lower interest income by Php12 million.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php2,669 million in 2022, a change of Php3,053 million from a net income of Php384 million in 2021.

Core Loss

Our Other business segment’s core loss amounted to Php2,958 million in 2022, an increase of Php2,292 million from Php666 million in 2021.

Capital Expenditure Plans

We are one of the leading telecommunications and digital services providers in the Philippines. We intend to reinforce our leading position while offering a broader range and higher quality of products and services.

Our consolidated capital expenditures, net of additions subject to sale and leaseback from tower companies, totaled Php85,083 million, Php96,810 million and Php88,983 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our capex spending was primarily focused on Wireless LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide, and Fixed Line’s install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of international submarine cable network. PLDT Group’s capital expenditures were financed from internally generated funds, complemented by our borrowings and proceeds from sale of assets.

Our current estimate for our consolidated capital expenditures in 2024 will be between Php75 billion to Php78 billion, which is expected to be spent on network maintenance and expansion and IT projects, mainly to support the exponential rise in mobile data traffic, for broadband installations, and investments to support the growth of the corporate data and ICT businesses, including the data center. Our capital spending is focused on our objective of supporting the changing demand profile of our customers, allowing the delivery of a superior customer experience, and helping corporate customers to grow their businesses.

We plan to expand our LTE network in line with our intention to expand capacity in line with the growth in customer usage, and our desire to provide coverage to substantially all of the country’s cities and municipalities by the end of 2024. We intend to expand and upgrade our national and domestic transport network for cable fortification and resiliency in various locations. We continue to invest to expand capacity and improve resiliency of our international cable network which is critical in connecting the Philippines to the world. The design of our integrated network architecture optimizes the ability of PLDT to deliver a diverse products and services offering to as wide a market as possible in the most cost-effective manner.

We also plan to continue the transformation of our IT and service delivery platforms in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

Our capital expenditure budget includes projects addressing the following objectives:

(1)
Commercial expansion of capacity and footprint of our wired and wireless services, as well as new platforms to expand service offerings;

(2)
Technical transformation of the PLDT Group’s service delivery platform in order to realize operating and cost efficiencies, provision of greater resilience and redundancy for the network, and investments in additional cable systems;

(3)
Continuing investments to expand our LTE and 5G coverage;

(4)
IT/Support Systems –upgrade of our IT and support systems, including investments to reinforce our cybersecurity platforms; and

(5)
Investments to support the growth of our corporate data and ICT businesses, including the data center

We expect to fund incremental capital expenditures from internally generated funds and debt financing.

We have adopted and implemented various operational enhancements to our policies, procedures and controls relating to our capital expenditure management processes, and we continue to review the same for any appropriate enhancements.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2023, 2022 and 2021 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2023 and 2022:

	2023	2022	2021
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	85,765	76,200	91,970
Net cash flows used in investing activities	(55,118)	(33,006)	(103,640)
Payment for purchase of property and equipment, including capitalized interest	(78,435)	(95,551)	(103,977)
Net cash flows provided by (used in) financing activities	(39,418)	(42,304)	(4,904)
Net increase (decrease) in cash and cash equivalents	(9,034)	1,304	(16,330)

	2023	2022
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	243,152	217,288
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	11,646	32,292
Total interest-bearing financial liabilities	254,798	249,580
Total equity attributable to equity holders of PLDT	105,218	108,727
	360,016	358,307
Other Selected Financial Data
Total assets	609,519	624,162
Property and equipment	287,103	292,745
Cash and cash equivalents	16,177	25,211
Short-term investments	391	383

Our consolidated cash and cash equivalents and short-term investments totaled Php16,568 million as at December 31, 2023. Principal sources of consolidated cash and cash equivalents in 2023 were cash flows from operating activities amounting to Php85,765 million, proceeds from availment of long-term debt of Php38,000 million, proceeds from disposal of property of equipment of Php23,971 million, mainly proceeds from the sale and leaseback of telecom towers, interest received of Php973 million and proceeds from maturity of short-term investments of Php440 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php78,435 million; (2) cash dividends paid of Php23,328 million; (3) long-term debt principal and interest payments of Php22,611 million and Php9,715 million, respectively; (4) payment of short-term debt of Php10,000 million; (5) settlement of obligations under lease liabilities of Php10,707 million; (6) payment for acquisition of investment in associates and joint ventures of Php1,636 million, mainly PLDT Communications and Energy Ventures, Inc.’s (PCEV) additional investment in MIH’s preferred shares; (7) settlement of derivative financial instruments of Php607 million; and (8) payment for purchase of short-term investments of Php449 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php25,594 million as at December 31, 2022. Principal sources of consolidated cash and cash equivalents in 2022 were cash flows from operating activities amounting to Php76,200 million, proceeds from disposal of property and equipment of Php60,833 million, mainly proceeds from the sale and leaseback of telecom towers, proceeds from availment of short-term and long-term debt of Php21,000 million, proceeds from maturity of short-term investments of Php8,700 million, proceeds from the release of preferred redemption fund of Php7,839 million, and interest received of Php636 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php95,551 million; (2) long-term debt principal and interest payments of Php22,353 million and Php9,013 million, respectively; (3) cash dividend payments of Php25,235 million; (4) settlement of obligations under lease liabilities of Php8,331 million; (5) payment for purchase of short-term investments of Php6,368 million; (6) payment of short-term debt of Php6,000 million; and (7) payment for acquisition of investments in associates and joint ventures of Php3,514 million, mainly PCEV’s additional investment in VIH’s preferred shares.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months and in the long-term; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

See Note 27 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion on our financing requirements.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php9,565 million, or 13%, to Php85,765 million in 2023 from Php76,200 million in 2022 primarily due to higher level of collection of receivables, higher operating income, lower income taxes paid and lower payment of pension and other employee benefits, partially offset by higher level of settlement of accounts payable and accrued expenses and other current liabilities

Our consolidated net cash flows provided by operating activities decreased by Php15,770 million, or 17%, to Php76,200 million in 2022 from Php91,970 million in 2021, primarily due to higher level of settlement of accounts payable, lower operating income, lower level of collection of receivables, higher pension and other employee benefits, and higher income taxes paid, partially offset by lower prepayments.

Cash flows provided by operating activities of our Wireless business segment increased by Php27,426 million, or 69%, to Php66,959 million in 2023 from Php39,533 million in 2022, primarily due to lower prepayments, lower level of settlement of accrued expenses and other current liabilities, and lower income taxes paid, partially offset by higher settlement of accounts payable and lower operating income. Cash flows provided by operating activities of our Fixed Line business segment decreased by Php7,039 million, or 12%, to Php53,772 million in 2023 from Php60,811 million in 2022, primarily due to higher level of settlement of accrued expenses and other current liabilities, and higher prepayments, partially offset by higher operating income, lower level of settlement of accounts payable, higher level of collection of accounts receivable, and lower payment of pension and other employee benefits. Cash flows used in operating activities of our Other business segment amounted to Php133 million in 2023 as against cash flows provided by operating activities of Php2,787 million in 2022, primarily due to lower level of collection of receivables and higher level of settlement of accounts payable.

Cash flows provided by operating activities of our Wireless business segment decreased by Php23,320 million, or 37%, to Php39,533 million in 2022 from Php62,853 million in 2021, primarily due to lower operating income, higher level of settlement of accounts payable, and accrued expenses and other current liabilities, and higher income taxes paid, partially offset by lower prepayments. Cash flows provided by operating activities of our Fixed Line business segment increased by Php17,800 million, or 41%, to Php60,811 million in 2022 from Php43,011 million in 2021,primarily due to lower prepayments, and lower level of settlement of accrued expenses and other current liabilities, partially offset by higher level of settlement of accounts payable, lower level of collection of accounts receivables, and lower pension and other employee benefits. Cash flows provided by operating activities of our Other business segment amounted to Php2,787 million in 2022 as against cash flows used in operating activities of Php631 million in 2021, primarily due to lower level of settlement of accounts payable, partially offset by lower operating income.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php55,118 million in 2023, an increase of Php22,112 million, or 67%, from Php33,006 million in 2022, primarily due to the combined effects of the following: (1) lower proceeds from disposal of property and equipment by Php36,862 million, mainly lower proceeds from the sale and leaseback of telecom towers; (2) net payment for purchase of short-term investments of Php9 million in 2023 as against net proceeds from maturity of short-term investments of Php2,332 million in 2022; and (3) lower payment for acquisition of investments in associates and joint ventures by Php1,878 million, mainly PCEV’s additional investment in MIH’s preferred shares; and (4) lower payment for purchase of property and equipment, including capitalized interest, by Php17,116 million.

Consolidated net cash flows used in investing activities amounted to Php33,006 million in 2022, a decrease of Php70,634 million from Php103,640 million in 2021, primarily due to the combined effects of the following: (1) higher proceeds from disposal of property and equipment by Php59,616 million, mainly proceeds from the sale and leaseback of telecom towers in 2022; (2) lower payment for purchase of property and equipment, including capitalized interest, by Php8,426 million; (3) higher net proceeds from maturity of short-term investments by Php3,661 million; and (4) higher payment for acquisition of investments in associates and joint ventures by Php1,760 million, mainly PCEV’s additional investment in VIH’s preferred shares.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2023 totaled Php78,435 million, a decrease of Php17,116 million, or 18%, as compared with Php95,551 million in 2022. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php3,815 million, or 8%, to Php42,083 million in 2023 from Php45,898 million in 2022. Smart’s capex spending was primarily focused on LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php13,576 million, or 29%, to Php32,816 million in 2023 from Php46,392 million in 2022. PLDT’s capex spending was used to finance fixed line install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of our international submarine cable network. The balance represents other subsidiaries’ capital spending.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2022 totaled Php95,551 million, a decrease of Php8,426 million, or 8%, as compared with Php103,977 million in 2021. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php3,319 million, or 7%, to Php45,898 million in 2022 from Php49,217 million in 2021. Smart’s capex spending was primarily focused on LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php6,477 million, or 12%, to Php46,392 million in 2022 from Php52,839 million in 2021. PLDT’s capex spending was used to finance fixed line install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of our international submarine cable network. The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php39,418 million in 2023, a decrease of Php2,886 million, or 7%, from Php42,304 million in 2022, primarily due to the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php33,000 million; (2) lower cash dividends paid by Php1,907 million; (3) higher interest paid by Php702 million; (4) higher settlement of obligations under lease liabilities by Php2,376 million; (5) proceeds from the release of preferred shares redemption fund of Php7,839 million in 2022; and (6) payment of short-term debt of Php10,000 million in 2023 as against net proceeds from availment of short-term debt of Php10,000 million in 2022.

On a consolidated basis, cash flows used in financing activities amounted to Php42,304 million in 2022, an increase of Php37,400 million, from Php4,904 million in 2021, primarily due to the combined effects of the following: (1) lower proceeds from availment of long term debt of Php46,500 million; (2) higher cash dividends paid by Php7,523 million; (3) higher settlement of obligations under lease liabilities by Php1,784 million;(4) proceeds from the release of preferred shares redemption fund of Php7,839 million in 2022; and (5) net proceeds from availment of short-term debt of Php10,000 million in 2022.

See Note 27 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion on our treasury policies and objectives in terms of the manner in which treasury activities are controlled.

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2023 amounted to Php38,000 million mainly from PLDT, Smart and ePLDT’s drawings related to financing of capital expenditure requirements. Payments of principal on long-term and short-term debts amounted to Php22,611 million and Php10,000 million, respectively, while payments of interest on our total debt amounted to Php9,596 million for the year ended December 31, 2023.

Proceeds from availment of long-term and short-term debt in 2022 amounted to Php5,000 million and Php16,000 million, respectively, mainly from PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations and financing of capital expenditure requirements. Payments of principal, including prepayments of Php18,490 million, amounted to Php28,353 million while payments of interest on our total debt amounted to Php8,996 million in 2022.

Our consolidated long-term and short-term debts increased by Php5,218 million, or 2%, to Php254,798 million as at December 31, 2023 from Php249,580 million as at December 31, 2022 primarily due to drawings from our long-term facilities, partially offset by debt amortizations and the revaluation of foreign currency-denominated debt. As at December 31, 2023, PLDT’s long-term and short-term debt level decreased by Php944 million, or 1%, to Php155,872 million from Php156,816 million as at December 31, 2022, Smart’s long-term and short-term debt level increased by Php1,198 million, or 1%, to Php93,962 million from Php92,764 million as at December 31, 2022, and ePLDT's long-term debt level at Php4,964 million.

Our consolidated long-term and short-term debts decreased by Php2,977 million, or 1%, to Php249,580 million as at December 31, 2022 from Php252,557 million as at December 31, 2021, primarily due to debt amortizations and prepayments, partially offset by drawings from our long-term and short-term facilities, and the revaluation of foreign currency-denominated debt. As at December 31, 2022, PLDT’s long-term and short-term debt levels decreased by Php191 million to Php156,816 million from Php157,007 million as at December 31, 2021, while Smart’s long-term and short-term debt levels decreased by Php2,786 million, or 3%, to Php92,764 million from Php95,550 as at December 31, 2021.

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our long-term debt.

Equity Financing

The PLDT Board of Directors approved the amendment of our dividend policy on August 2, 2016, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends. This was in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels. We began basing our dividend payout on telco core income in 2019. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Depending on business funding requirements and investment opportunities, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings from 2016 to 2018, and 60% of our telco core income from 2019 to 2023. In addition, we paid special dividends of 28% of our telco core earnings in 2022, bringing the total payout ratio to 88% for that year. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax and fees, in the case of the ADS.

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

Consolidated cash dividend payments paid to shareholders amounted to Php23,328 million, Php25,235 million, and Php17,712 million as at December 31, 2023, 2022 and 2021, respectively.

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2023 and 2022:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
2023
Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	13
	November 7, 2023	November 22, 2023	December 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
	December 5, 2023	December 22, 2023	January 15, 2024	—	2
Charged to Retained Earnings					23,393

2022
Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12
	November 3, 2022	November 18, 2022	December 15, 2022	—	12

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
	December 15, 2022	December 29, 2022	January 15, 2023	—	3
Charged to Retained Earnings					25,338

(1)
Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2023 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Common
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46	9,939
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
Charged to Retained Earnings					9,953

(1)
Dividends were declared based on total amount paid up.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook
Moody’s Investor Service, or Moody’s	Local Currency Issuer Rating	Baa2	Stable
S&P Global (formerly Standard & Poor’s Ratings Services)	Long-term Foreign Issuer Credit	BBB	Stable
	Senior Unsecured Notes Programs	BBB
CRISP	Issuer rating	AAA	Stable

On May 26, 2023, Moody’s affirmed PLDT’s investment-grade rating at “Baa2”, with stable outlook.

On March 31, 2023, S&P Global downgraded PLDT’s long-term issuer credit rating from “BBB+” to“BBB”, with a stable outlook, and downgraded PLDT’s senior unsecured notes rating “BBB+” to “BBB”. These ratings are considered as “investment grade.”

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA” issuer rating with a “stable” outlook, the highest on the scale. CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating. As at March 26, 2024, there has been no change in the credit rating issued by CRISP.

Contractual Obligations and Commercial Commitments

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php151,062 million and Php178,246 million as at December 31, 2023 and 2022, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2023, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Major Network Vendors

Since the last quarter of 2022, we have engaged in discussions with major network vendors regarding the status of the PLDT Group’s capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major network vendors amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at December 31, 2023, such commitment was reduced to Php13,700 million, net of advances and deliveries.

Moreover, new purchase orders issued in 2023 to the same major network vendors amounted to Php13,600 million, net of advances and deliveries.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors amounted to Php29,500 million, of which Php16,000 million represent the commitments for 2022 and prior years, net of advances and deliveries as of December 31, 2023.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2023 and 2022.

Item 5E. Critical Accounting Estimates

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

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements. Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services. A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years). Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

•
We are primarily responsible for fulfilling the promise to provide the specified equipment;
•
We bear inventory risk on our inventory before it has been transferred to the customer;
•
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation. For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time. For the device, which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component. The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective. Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.
How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b)
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c)
The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio and those sales are more than insignificant in value, of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•
Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

a)
The counterparty is experiencing financial difficulty or is insolvent;
b)
The counterparty is in breach of financial covenant(s);
c)
An active market for that financial assets has disappeared because of financial difficulties;
d)
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e)
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f)
Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under the PLDT Group is the Philippine Peso, except for PLDT Global and certain of its subsidiaries, and PGNL and certain of its subsidiaries which use the U.S. Dollar.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets from continuing operations in our consolidated income statements amounted to
Php6,898 million, Php5,661 million and Php5,330 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to Php19 million, Php55 million and Php58 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total lease liabilities amounted to Php47,546 million and Php42,435 million as at December 31, 2023 and 2022, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 10 – Leases and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in IFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed in 2024. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

See related discussion on Note 9 – Property and Equipment and Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank HoldCos) requires affirmative vote of at least one director nominated by both PCEV and MIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted for as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Assessment of loss of control over PG1 to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period. Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control. When PLDT has less than majority of the voting rights or similar rights to an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the acquired equity interest of Philex Mining Corporation, MPIC, and Roxas Holdings, Inc. in PG1, PLDT’s ownership interest was diluted to 47.6%. In addition, PG1 appointed a new director bringing the total number of PG1 directors to nine. PLDT retained four out of nine total board seats. Consequently, as at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as investment in associate. See Note 11 – Investments in Associates and Joint Ventures –

Investments in Associates – Investment of PLDT in PG1 to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

As at December 31, 2023 and 2022, PLDT holds 47.6% interest over PG1.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare on May 30, 2016. See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the
(i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in
IFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each has the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. See Note 11 – Investments in

Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2023 and 2022.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2023 and 2022.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Subscriber contract costs

Subscriber contract costs are costs to obtain (i.e., commissions) and costs to fulfill (i.e., installation and CPE costs) in relation to the services we provide to our subscribers. We assessed that these subscriber contract costs are incremental in obtaining and fulfilling our performance obligations. Accordingly, we capitalized subscriber contract costs and amortized as expense over the average customer relationship period.

We apply judgment to estimate the amortization period of subscriber contract costs. As part of our annual evaluation of the average customer relationship period, our reassessment resulted to a shorter amortization period with a range of 3-6 years for certain types of subscriber contracts brought by the effect of COVID-19 pandemic given the dynamic nature of subscriber behavior and market condition..

The change in amortization period reflects the expected timing of transfer of the services to our subscribers. This was accounted for prospectively as a change in accounting estimate, thereby resulting in additional charges to profit or loss amounting to Php13,924 million in 2023. Further details on subscriber contract costs are disclosed in Note 18 – Prepayments and Other Non-Financial Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable. IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php47,546 million and Php42,435 million as at December 31, 2023 and 2022, respectively. See Note 10 – Leases.

Impairment of non-financial assets

IFRS IAS 36 requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the VIU of the CGUs to which these assets are allocated. The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See
Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 13 – Investment Properties,
Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2019, the most significant of which were the 2G technology-related equipment. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million and Php1,397 million for the years ended
December 31, 2022 and 2021, respectively.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2020, the most significant of which are the 3G technology-related equipment. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting to low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result to further re-assessment of the EUL for the 3G technology assets. As a result, Smart recognized additional depreciation expense of Php9,421 million and Php1,406 million for the years ended December 31, 2022 and 2021, respectively.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements. As a result, Smart recognized additional depreciation expense of Php1,138 million in 2021.

In 2022, Smart conducted an enterprise-wide network asset physical verification activity wherein certain assets have been identified, which are expected not to be utilized moving forward. As a result, Smart recognized additional depreciation expense of Php3,044 million for the year ended December 31, 2022.

In 2022, certain software and related services were upgraded as a result of IT system updates for the data link repository program of the data transformation. These replaced software and services that are expired which support various projects like e-load, rating and Online Charging System, System Application Products, value-added services and software and services related to Trident. As a result, we recognized additional depreciation expense of Php2,122 million for the year ended December 31, 2022.

In 2022, PLDT embarked on the re-development of its Makati Offices to transform both Ramon Cojuangco Building and Makati General Office into a modern, ecologically sustainable, and open campus-type headquarters. Part of the renovation is the moveout and modernization of network equipment. As a result, PLDT and Smart recognized additional depreciation expense of Php1,798 million and Php46 million, respectively, in 2022.

In addition, PLDT accelerated the depreciation of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. The following are the 2022 PLDT initiatives:

•
PLDT have stopped selling copper facilities to subscribers and stopped investing on infrastructure relating to Vectored Very High-Speed Digital Subscribers, or VVDSL, and migrating to Fiber Optic facilities as new offering to new subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php9,711 million in 2022.
•
PLDT upgraded and strengthened fiber optic cables to improve reach, capacity and network compatibility with higher bandwidth transport equipment by replacing the old existing aerial and underground fiber cables that no longer meet subscribers’ needs. As a result, PLDT recognized additional depreciation expense amounting to Php3,215 million in 2022.
•
PLDT replaced the legacy Optical Line Terminal, or OLT, to provide higher capacity fiber access equipment for internet connectivity. As a result, PLDT recognized additional depreciation expense amounting to Php786 million in 2022.
•
Both PLDT and Smart upgraded and expanded some key core network equipment and facilities for more flexibility and better equipped for other functionalities. As a result, PLDT and Smart recognized additional depreciation expenses amounting to Php525 million and Php1,334 million, respectively, in 2022.
•
Furthermore, both PLDT and Smart laid out the Transport Network Transformation, a new system that improves reliability, footprint and operational simplicity for existing and incoming fixed and wireless subscribers. This replaced the legacy network system that resulted in PLDT and Smart recognizing additional depreciation expenses amounting to Php14,128 million and Php5,074 million, respectively, in 2022.

In 2023, PLDT and Smart increased the estimated useful life of Information Technology assets and general computers and peripherals, due to technology advancement allowing extended warranty and Maintenance Agreement for hardware and services from vendor. Had the affected assets been depreciated using the original Estimated Useful Life, or EUL, the depreciation would have been higher by Php546 million for PLDT and Php50 million for Smart for the year ended
December 31, 2023.

In 2023, Smart increased the estimated useful life of Self-Supporting Tower due to cost-effective structure to transport allowing future expansion and upgrade of mounting antennas and designed for durability and resistance to withstand the elements which allowing longer warranty from vendor. Had the affected assets been depreciated using the original EUL, the depreciation amounting to Php338 million for the year ended December 31, 2023.

The total depreciation and amortization of property and equipment from continuing operations amounted to
Php51,543 million, Php92,970 million and Php46,742 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to Php2 million, Php28 million and Php39 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php287,103 million and Php292,745 million as at December 31, 2023 and 2022, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php221 million, Php228 million and
Php2,822 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,174 million and Php1,388 million as at December 31, 2023 and 2022, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique while the valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php817 million and Php748 million as at December 31, 2023 and 2022, respectively. Total consolidated provision for deferred income tax amounted to Php1,648 million and Php2,348 million for the years ended December 31, 2023 and 2021, respectively, while total consolidated benefit from deferred income tax amounted to Php4,175 million for the year ended December 31, 2022. Total consolidated recognized net deferred income tax assets amounted to Php18,172 million and Php17,636 million as at December 31, 2023 and 2022, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating allowance for ECLs

a)
Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•
Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR. The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and
•
Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.
We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b)
Inputs, assumptions and estimation techniques
•
General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. We consider the impact of the COVID-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under general approach are measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experience with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.

•
Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macroeconomic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconomic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes based on the current and projected economic conditions.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to
Php4,119 million, Php5,126 million and Php3,694 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to Php4 million, Php30 million and Php43 million for the years ended December 31, 2023, 2022 and 2021, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php26,086 million and Php26,255 million as at December 31, 2023 and 2022, respectively.

See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total impairment losses on contract assets amounted to Php224 million, Php227 million and Php253 million for the years ended December 31, 2023, 2022 and 2021, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,918 million and Php2,233 million as at December 31, 2023 and 2022, respectively.

See Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, The Group of Twenty, or G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a)
Retail subscribers;
b)
Corporate subscribers;
c)
Foreign administrations and domestic carriers; and
d)
Dealers, agents and others.

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs from continuing operations amounted to Php1,426 million, Php1,743 million and Php2,213 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to nil, Php6 million and nil for the years ended December 31, 2023, 2022 and 2021, respectively. The prepaid benefit costs amounted to Php917 million and Php1,598 million as at December 31, 2023 and 2022, respectively. The accrued benefit costs amounted to Php3,541 million and Php482 million as at December 31, 2023 and 2022, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and
Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Transformation Incentive Plan, TIP

The TIP, which was approved by the PLDT Board of Directors in 2017, was intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to our strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the Executive Compensation Committee or ECC.

Long-term Incentive Plan, LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, which provides incentive cash compensation to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on telco core income, customer experience and sustainability. The target metrics for sustainability are expected to capture the company’s performance in various environmental, social, and governance (ESG) materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and GHG emissions, employee and customer welfare, diversity and inclusion, cyber security and data privacy, and business ethics. Cycle 1 covers the performance period from 2022 to 2024 and payout is based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php839 million and Php1,272 million for the years ended December 31, 2023 and 2022, respectively, and the expense accrued for TIP amounted to Php1,186 million for the year ended
December 31, 2021.

The accrued incentive payable amounted to Php2,182 million and Php1,294 million as at December 31, 2023 and 2022, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,164 million and Php1,514 million as at December 31, 2023 and 2022, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management’s assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2023 amounted to Php3,571 million and
Php233,845 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2022 amounted to Php3,851 million and Php203,459 million, respectively. See Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

New and Amended Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2023

See Note 2 – Summary of Material Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2023 and their anticipated impact on our consolidated financial statements for the current and future periods.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Board of Directors is principally responsible for PLDT’s overall direction and governance. PLDT’s Articles of Incorporation provide for 13 members of the Board, who shall be elected by the stockholders. At present, three of PLDT’s 13 directors are independent directors. The Board holds office for a one-year period and until their successors are elected, and are qualified in accordance with the By-Laws.

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at January 31, 2024 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	77	November 24, 1998 to present
Marilyn A. Victorio-Aquino(1)	68	May 8, 2023 to present
Manuel L. Argel, Jr.(2)	74	January 28, 2020 to December 31, 2023
Helen Y. Dee	79	June 18, 1986 to present
Ray C. Espinosa	67	November 24, 1998 to present
James L. Go	84	November 3, 2011 to present
Kazuyuki Kozu	50	July 6, 2021 to present
Bernido H. Liu	61	September 28, 2015 to present
Rolando L. Macasaet(3)	63	January 30, 2024 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban	87	April 23, 2013 to present
Alfredo S. Panlilio	60	June 8, 2021 to present
Bernadine T. Siy	64	June 8, 2021 to present
Naoki Wakai	58	August 26, 2021 to present
Marife B. Zamora	70	November 14, 2016 to present

(1) Atty. Marilyn A. Victorio-Aquino was elected as director of the Company to hold office on May 8, 2023 and shall serve the unexpired term of her predecessor in officer, the late Ambassador Albert F. del Rosario.

(2) Judge Manuel L. Argel, Jr. resigned as a member of the Board of Directors of the Company effective on January 1, 2024.

(3) Mr. Rolanda L. Macasaet was elected as the representative director of the Social Security System in the Company's Board of Directors effective January 30, 2024 and shall serve the unexpired term of his predecessor in office, Judge Manuel L. Argel, Jr,

The name, age, position and period of service of the executive officers of PLDT as at January 31, 2024 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan(1)	77	President and CEO	January 1, 2024 to present
Alfredo S. Panlilio(2)	60	President and CEO	June 8, 2021 to December 31, 2023
Marilyn A. Victorio-Aquino	68	Corporate Secretary	January 25, 2022 to present
		Chief Legal Counsel	December 1, 2018 to present
		Senior Vice President	January 1, 2019 to present
Victorico P. Vargas	71	Leadership Transition Officer	July 1, 2021 to present
		Business Transformation Office Head	January 1, 2016 to present
Danny Y. Yu	62	Senior Vice President	November 17, 2022 to present
		Chief Financial Officer	May 3, 2023 to present
		Chief Risk Management Officer	May 3, 2023 to present
		PLDT Group Controller	November 17, 2022 to May 3, 2023
Emmanuel Ramon C. Lorenzana(3)	59	Senior Vice President	January 1, 2023 to present
		Chief Transformation and Customer Officer	January 1, 2023 to present
Gina Marina P. Ordoñez	62	Chief People Officer	March 21, 2019 to present
		Senior Vice President	May 1, 2019 to present
Menardo G. Jimenez, Jr.	60	Senior Vice President	December 9, 2004 to present
		Network Head	January 15, 2024 to present
		Consumer Business - Home Head	July 31, 2019 to April 1, 2022
Alejandro O. Caeg(4)	63	Senior Vice President	January 1, 2012 to August 14, 2023
		Consumer Sales Head	July 31, 2019 to August 14, 2023
Jeremiah M. de la Cruz	46	Senior Vice President	April 1, 2022 to August 14, 2023
		Consumer Business - Home Head	January 15, 2024 to present
		Consumer Business Head	April 1, 2022 to January 14, 2024
Joseph Ian G. Gendrano	47	Senior Vice President	August 10, 2022 to present
		Enterprise Business Head	January 15, 2024 to present
		Chief Technology Officer	January 1, 2023 to January 14, 2024
		Enterprise Business Head	November 16, 2022 to December 31, 2022
Luis S. Reňon(5)	53	Senior Vice President	May 4, 2023 to present
		Internal Audit Head	July 1, 2018 to present
Leo I. Posadas	57	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
Melissa V. Vergel De Dios	60	First Vice President	March 5, 2013 to present
		Chief Sustainability Officer	November 4, 2021 to present
		Investor Relations Head	March 6, 2007 to present
Gil Samson D. Garcia	52	First Vice President	November 8, 2018 to present
		Financial Controllership Head	May 31, 2022 to present
(1)
Appointed as President and Chief Executive Officer effective January 1, 2024, concurrent to his role as Chairman of the Board.
(2)
Retired as President and Chief Executive Officer effective December 31, 2023.
(3)
Separated effective March 1, 2024.
(4)
Separated effective August 15, 2023.
(5)
Promoted to Senior Vice President effective May 4, 2023.

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Bernido H. Liu and Bernadine T. Siy, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. The independence standards/criteria are provided in our By-Laws and Corporate Governance Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 77 years old, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. He held the position of President and Chief Executive Officer of PLDT from January 1, 2016 until June 7, 2021, and served as President and Chief Executive Officer of Smart until August 7, 2019. Mr. Pangilinan is the Chairman of the Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. He also serves as Chairman of MPIC, Meralco, PXP Energy Corporation and Philex Mining Corporation, and Vice Chairman of Roxas Holdings, Inc., all of which are PSE-listed companies, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, DMPI, Digitel, PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Philex Petroleum Corporation, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), Colinas Verdes Corporation (Cardinal Santos Medical Center), Davao Doctors Incorporated, Riverside Medical Center Incorporated, Our Lady of Lourdes Hospital and Asian Hospital Incorporated. He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

Mr. Pangilinan founded First Pacific Company Limited (First Pacific), a Hongkong Stock Exchange-listed company, in 1981 and serves as its Executive Chairman, Managing Director and Chief Executive Officer. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and Amateur Boxing Association of the Philippines, a governing body of amateur boxers in the country, and the Chairman Emeritus of the Samahang Basketbol ng Pilipinas. He is also the Chairman of Philippine Business for Social Progress, the largest private sector social action organization made up of the country’s largest corporations and a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities, and of the US-Philippine Business Society, a non-profit society which seeks to broaden the relationship between the United States and the Philippines in the areas of trade, investment, education, foreign and security policies and culture.

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

Atty. Marilyn A. Victorio-Aquino, 68 years old, Chief Legal Counsel, Head of Legal and Regulatory and Strategic Affairs Group, Head of Supply Chain, Head of Risk and Privacy and Corporate Secretary. She was elected in the Philippine Stock Exchange Board in June 2023. She joined First Pacific in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation, PXP Energy Corporation and Lepanto Consolidated Mining Company, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc.

Prior to joining First Pacific, Atty. Victorio-Aquino retired as a Senior Partner at SyCip Salazar Hernandez and Gatmaitan Law Offices (SyCipLaw). Atty. Victorio-Aquino graduated cum laude (class salutatorian) from the University of the Philippines with a Bachelor of Laws Degree in 1980, placed second in the Philippine Bar Examinations, and was admitted to the Philippine Bar in 1981. She obtained her Bachelor of Arts degree from the University of Santo Tomas. She is a member of the International Pacific Bar Association, Women Lawyers Circle, Federacion International de Abogadas, Philippine Bar Association, and Integrated Bar of the Philippines.

Ms. Helen Y. Dee, 79 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson of House of Investments, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses. Ms. Dee received her Master's Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 67 years old, has been a director of PLDT since November 24, 1998, and is a member of the Technology Strategy and Data Privacy and Information Security Committees of the Board of Directors of PLDT. He was Senior Advisor to the President and CEO of PLDT from January 28, 2019 until June 8, 2021. He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019, and previously served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until April 2010 and as President and CEO of TV5 Network Inc. and Cignal TV Inc. from December 2009 until May 2013. He was the Deputy Chief Executive Of Manila Electric Company from January 28, 2019 until May 27, 2019, and President and Chief Executive Officer from May 28, 2019 until May 31, 2023. He was the chairman of the Philstar Group of Companies from June 11, 2014 until August 17, 2023 and BusinessWorld Publication Corporation from September 16, 2013 until August 17, 2023. In June 2013, he joined First Pacific Company Limited as Associate Director.

Atty. Espinosa is a director of Roxas Holdings Inc., an independent director of Lepanto Consolidated Mining Company and chairman of its Audit Committee, and an independent director of Maybank Philippines Inc., chairman of its Related Party Transaction Committee and Vice chairman of its Corporate Governance Committee. He is a trustee of the PLDT-Smart Foundation Inc. and the Beneficial Trust Fund of PLDT.

He has a Master of Laws Degree from the University of Michigan School of Law and a Bachelor of Laws Degree from the Ateneo de Manila University School of Law, and is a member of the Integrated Bar of the Philippines. He was a partner at SyCip Salazar Hernandez & Gatmaitan from 1982 to 2000, a foreign associate at Covington and Burling (Washington, D.C.) from 1987 to 1988, and a law lecturer at the Ateneo de Manila University School of Law from 1983 to 1985 and 1989. He placed first in the 1982 Philippine Bar Examinations.

Mr. James L. Go, 84 years old, has been a director of PLDT since November 3, 2011. He is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Chairman of JG Summit Holdings, Inc. and a Board Advisor of Cebu Air, Inc. since January 1, 2023, the Chairman and Chief Executive Officer of Oriental Petroleum and Minerals Corporation, and the Chairman Emeritus of Universal Robina Corporation, Robinsons Land Corporation, and JG Summit Olefins Corporation. He is the Vice Chairman of Robinsons Retail Holdings, Inc. and a Director of the Manila Electric Company. He is also the President and Trustee of the Gokongwei Brothers Foundation, Inc. Mr. Go obtained his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Kazuyuki Kozu, 50 years old, has been a director of PLDT since July 6, 2021. He was the Director of Core Network Development Department of NTT DOCOMO, INC., Tokyo, Japan. Prior to that, he served as Senior Manager of Packet Network System Development Department of DOCOMO Technology, Inc., Tokyo, Japan from September 2016 to June 2020, Director of System Management Department of mmbi Inc., Tokyo, Japan from September 2013 to August 2016, and Senior Manager of Networking Research Group of DOCOMO Communications Laboratories, Munich, Germany from April 2010 to August 2013. He started his career in NTT DOCOMO INC., Tokyo, Japan, as Engineer from April 1997 to March 2002 then Manager from April 2002 to March 2010 of Core Network Development Department. He graduated with a Bachelor’s Degree in Electrical Engineering and Computer Science from the Yokohama National University, Kanagawa, Japan and obtained his Master’s Degree in Electrical Engineering and Computer Science from the same university.

Mr. Bernido H. Liu, 61 years old, has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance, Nomination and Sustainability, Executive Compensation, Risk, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. Concurrently, he is the Chairman and Chief Executive Officer of GOLDEN ABC, Incorporated. (“GABC”), a fashion retail company which designs and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands, namely Penshoppe, OXGN, ForMe, Memo, Regatta and BOCU. He is also the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Keralty Prime, and Greentree Food Solutions, Inc.

Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include the Agora for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship from JCI Philippines, Global Retailer of the Year from the Philippine Retailers Association and the Department of Trade and Industry, and the ASEAN Business Awards’ Priority Integration Sector Excellence Award for Retail. Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, and completed the Executive Education Owner/President Management Program of the Harvard Business School.

Mr. Rolando Ledesma Macasaet, 63 years old, has been a director of PLDT since January 1, 2024. He assumed the post as the President and Chief Executive Officer of the Social Security System (“SSS”) on January 5, 2023. As the highest Executive Officer in SSS, he oversees and supervises the general conduct of operations of the state pension fund and is responsible for carrying out the programs of the SSS. He is also the concurrent Vice-Chairperson of the Social Security Commission (“SSC”), the governing board of the SSS. He is a member of the following SSC committees: Executive, Governance, Risk Management and Investments, and Information Technology and Coverage Collection.

Aside from his present position, Mr. Macasaet is also a Director of Union Bank of the Philippines and is a member of the following committees: Executive, Trust, Corporate Governance, and Information Technology & Cybersecurity. He also served as a Director of Philex Mining Corporation and was a member of its Audit Committee until December 31, 2023.

Mr. Macasaet previously held the position of President and General Manager of the Government Service and Insurance System (“GSIS”) from 2019 to 2022, and Chairperson of the GSIS’ Board of Trustees in 2018.

Prior to joining the SSS, Mr. Macasaet had extensive experience in public service as he served as President and CEO in several government-owned and controlled corporations (“GOCCs”) from 1988 to 2005, such as the Philippine National Construction Corporation, Dasmariñas Industrial Steel Corporation, Skyway Corporation, and Tierra Factors Corporation.

Moreover, he has more than two decades of professional experience in financial services, banking, and public-private partnerships. His work with the Philippine National Bank (“PNB”) included postings overseas as Vice President and General Manager in Los Angeles, California, USA and as Regional Vice President-ASEAN in Singapore. His other stints in the banking sector included a two-year service as Corporate Account Manager at BMO Bank of Montreal, Vancouver, and President and Vice Chairman of the Philippine Postal Bank from 2005 to 2007. He also served as a Board Member of various companies such as San Miguel Corporation, Bank of Commerce, Private Infrastructure and Development Corporation, Bancard and PCI Bank, to name a few. He further served as Director of the Asian Infrastructure and Investment Bank (“AIIB”) in Beijing (China’s counterpart of the World Bank and Asian Development Bank).

Mr. Macasaet is an Outstanding Alumnus of the University of the Philippines and was recognized as an Atenean of the Year.

He holds a Bachelor of Science in Business Economics, cum laude, from the University of the Philippines and has earned a Master of Business Administration degree (Honors Program) from the same university. He also finished an Executive Program in Finance at Columbia University in New York and has a Diploma in Management Development at Harvard Business School in Boston, Massachusetts.

Retired Chief Justice Artemio V. Panganiban, 87 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance, Nomination and Sustainability, and Executive Compensation Committees, and Chairman of the Risk Committee, of the Board of Directors of PLDT. He was appointed as Lead Independent Director effective March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, GMA Network, GMA Holdings, JG Summit Holdings, Inc. Asian Terminals, Inc. and RL Commercial REIT, Inc., and a non-executive director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as Senior Adviser of Metropolitan Bank and Trust Company, a member of the Advisory Council of the Bank of the Philippine Islands and an adviser of Double Dragon Properties Corp. and Merry Mart Consumer Corp. He is an Independent Advisor of Metro Pacific Investments Corporation, a large non-listed company, and Independent Director of several large non-listed companies such as Asian Hospital, Inc., Metro Pacific Tollways Corporation and Team Energy Corporation. He is also the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., Chairman Emeritus of the Philippine National Committee of the Asean Law Association and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Associate Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy. He has received over 250 awards in recognition of his role as jurist, practicing lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including “The Renaissance Jurist of the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court. Hon. Panganiban graduated cum laude from Far Eastern University with a Bachelor of Laws Degree in 1960, and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Mr. Alfredo S. Panlilio, 60 years old, has been the Director, President and Chief Executive Officer of PLDT, Inc. since June 8, 2021 and wireless subsidiary Smart Communications, Inc. since August 8, 2019. He is also an Advisor of the Data Privacy and Information Security Committee, Advisor of the Governance, Nomination and Sustainability Committee, and a Member of the Technology Strategy Committee of the PLDT Board of Directors.

Within the PLDT Group, Panlilio holds leadership positions as the Chairman, President and CEO of IP Converge Data Services, Inc., and Mabuhay Investments Corporation, Chairman and President of ABM Global Solutions, Inc., Curo Tecknika, Inc., ePDS, Inc., IPC Rack It Data Center, Inc., VITRO Inc., and ACeS Philippines Cellular Satellite Corporation, and Smart Broadband, Inc., Chairman of ePLDT, Inc., MayaBank, Bonifacio Communications Corporation, Telesat, Inc., PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., and PLDT-Philcom, Inc, Director, President and CEO of Digitel Telecommunications,

Inc., Digitel Mobile Philippines, Inc. (DMPI), Director and President of I-Contacts Corporation, Director of international business unit PLDT Global, President and CEO of Talas Data Intelligence, Inc., President of MVP Rewards and Loyalty Solutions, Inc. (MRSI), Airborne Access Corporation, PLDT Communications and Energy Ventures, Inc., and Primeworld Digital Systems, Inc., and Trustee of social outreach arm PLDT-Smart Foundation (PSF) and Asian Carriers Conference Inc.

With PLDT as a longtime supporter of the Philippines’ digital transformation, Panlilio is among the founding members under the Digital Infrastructure pillar of the Private Sector Advisory Council (PSAC), formed in July 2022.

During Panlilio’s previous tenure in PLDT before returning as its Chief Revenue Officer on July 1, 2019, he served as Senior Vice President from May 2001 to December 2010 and was the President of PLDT Global from June 2004 to December 2010.

Prior to returning to PLDT Group, Panlilio was the Senior Vice President and Head of Customer Retail Services and Corporate Communications at Manila Electric Company (Meralco) from September 10, 2010 to June 30, 2019. Within the Meralco Group, Panlilio served as Chairman of Radius Telecoms, Inc., e-Meralco Ventures Inc., Paragon Vertical Corporation, Powersource First Bulacan Solar, Inc. and Pure Meridian Hydropower Corporation. He was also a Vice Chairman of Aclara Meters Philippines, Inc., and Director of CIS Bayad Center Inc., Corporate Information Solutions, Inc., Customer Frontline Solutions, Inc., Meralco Energy, Inc., MRAIL Inc., Meralco Industrial Engineering Services Corporation, Comstech Integration Alliance, Inc. and MSpectrum, Inc. Panlilio was also a trustee of One Meralco Foundation, Inc. (OMFI) and Meralco Power Academy, and Associate Board Member of Semiconductor and Electronics Industries in the Philippines, Inc. (SEIPI).

A veteran executive who started his career with IBM Philippines and rose through the ranks, Panlilio also serves as Director of CignalTV, Inc., Asean Telecom Holdings Sdn. Bhd. (ATH), Chikka Holdings Limited, Connectivity Unlimited Resources Enterprises, Inc., Wifun, Inc., and Vega Group of Companies; Independent Director of CEMEX Holdings Philippines, Inc.; Board Member of Makati Central Estate Association, Inc. (MACEA); and Trustee of Kapampangan Development Foundation and Philpop Musicfest Foundation, Inc.

An advocate of the value of sports in maintaining a strong republic, Panlilio sits as President of the MVP Sports Foundation, Second Vice President of FIBA Asia Central Board, First Vice President of the Philippine Olympic Committee and heads the FIBA Basketball World Cup 2023 local organizing committee. He is also the President of Samahang Basketbol ng Pilipinas (SBP), the country’s governing basketball federation, and is the Treasurer of the National Golf Association of the Philippines (NGAP) and Manila Golf Country Club, Inc.

Bearing testament to his achievements, Panlilio was named CEO of the Year by London-based award-giving body Total Telecom at the 2022 Asia Communication Awards. He was previously honored as CEO Excel Awardee of the International Association of Business Communicators Philippines in 2013, was one of seven finalists in the Rising Star (individual) category of the PLATTS Global Energy Awards 2015 held in New York, and has received multiple local and international awards for customer management and business communication excellence throughout his 38-year career.

A Member of the Management Association of the Philippines (MAP), Panlilio holds a Bachelor of Science Degree in Business Administration (Computer Information Systems) from San Francisco State University. He obtained his Master in Business Administration at J. L. Kellogg School of Management of Northwestern University and the Hongkong University of Science and Technology.

Ms. Bernadine T. Siy, 64 years old, is a director of Epicurean Partners Exchange Inc. (EPEI), and of Fil-Pacific Apparel Corporation (FPAC), both leading players in the food service and apparel industry. She previously served as President and Chief Executive Officer of EPEI Inc. from 1994 to 2011, and President and Chief Executive Officer of FPAC from 1987 to 1997 and again, from 2004 to 2013. She has been a trustee in the board of Ateneo de Manila University since 2014, and currently holds the position of board chair. She is currently an independent director of Cebu Air, Inc. having been appointed in March 2021. She is also a trustee in the board of the Foundation for Economic Freedom, an economic policy advocacy organization and a member of the Management Association of the Philippines. She was a Consultant to the Board of Directors of the Development Bank of the Philippines from November 2012 to June 2014. She obtained her Bachelor of Arts Degree in Economics, Magna Cum Laude from Ateneo de Manila University and a Master’s Degree in Management from J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA.

Mr. Naoki Wakai, 58 years old, has been a director of PLDT since August 26, 2021. He is the Senior Vice President in charge of Global Business in Business Solution Division of NTT Communications Corporation (NTT Com). He joined Nippon Telegraph and Telephone Company (NTT) in 1989 and has been engaged in global telecoms and IT business for the past 28 years. Mr. Wakai was involved in the establishment of subsidiaries and branch offices in China, Taiwan and Korea, and played a major role in the construction of international submarine cable systems. After serving as Senior Manager of IP Transit Business at NTT Com Asia (Hong Kong) and Director of International Business at Verio (USA), he moved to NTT Com in Japan and became Head of Server Hosting Team in 2006, Head of Carrier Relations in 2008 and Vice President of Global IP Network in 2009. Mr. Wakai moved to London as Deputy Managing Director and COO of NTT Europe Limited in 2012. In 2017, he moved to Singapore to serve as President and CEO of NTT Singapore Pte. Limited. He graduated with a Bachelor’s Degree in Political Science from

Keio University in Tokyo, Japan, and holds a Master’s Degree in International Relations from International University in Niigata, Japan.

Ms. Marife B. Zamora, 70 years old, has been a director of PLDT since November 14, 2016. She is the Chairman of the Board of Willis Towers Watson Insurance and Reinsurance Brokers, Inc., and a member of the Board of Trustees of the Asian Institute of Management. She is also an Independent Board Member of Pru Life Insurance Corporation of U.K and Cemex Holdings Philippines. She is also a Board Director of MediaQuest Holdings Inc. She co-founded the Filipina CEO Circle. She was Chairman of Convergys Philippines; Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was also with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines. Ms. Zamora received her Bachelor of Arts Degree (major in Mathematics & History) from the College of the Holy Spirit and studied in the University of the Philippines and the University of Pennsylvania.

Mr. Victorico P. Vargas, 71 years old, is presently the Head of Talent Culture and Cultivation - Office of the Chairman, PLDT Leadership Transition Officer, an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. He is a director of Smart Communications Inc., Meralco, MGen Global Business Power, Maya Bank, Inc., PLDT Global Corp., PLDT Subic Telecom, Inc., PLDT Clark Telecom, Inc., Beacon Electric Asset Holdings, Inc., Beacon PowerGen Holdings, Inc., MQuest Ventures, Inc., Cignal TV, Inc., TV5 Network, Inc. and Media5 Marketing Corporation. Chairman of Hastings Holdings Inc., Philstar Global, Inc., Pilipino Star Ngayon, Inc., Pilipino Star Printing, and Philstar Daily, Inc. President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas is the immediate past President of the Philippine Olympic Committee and is currently a member of the Board of Trustees of the said organization. Mr. Vargas is the Chairman of the Association of Boxing Alliances in the Philippines and was a former member of the Executive Committee of the Asian Boxing Confederation. He is one of the Executive Board Members of World Boxing Council and Chairman of the Philippine Basketball Association for seasons 2017-present. He is also the Vice President of the Samahang Basketbol ng Pilipinas. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010. He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business. He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia). Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Mr. Danny Y. Yu, 62 years old, Senior Vice President, Chief Financial Officer and Chief Risk Management Officer, served as the PLDT Group Controller from November 17, 2022 to May 3, 2023. He likewise served as Senior Vice President and Chief Financial Officer, Chief Governance Officer and Chief Risk Officer of Philex Mining Corporation from September 2013 to August 2019, Chief Finance Officer of Digital Telecommunications Philippines, Inc. and Digitel Mobile Philippines, Inc. (Sun Cellular) from November 2011 to July 2013, Chief Financial Officer of ePLDT, Inc. from November 2010 to December 2011, Chief Financial Officer of PLDT Global Corporation from June 2004 to November 2010, Chief Financial Officer of Mabuhay Satellite Philippines Corporation & Aces Satellite Philippines Corporation from March 1999 to May 2004, and Vice President for Corporate Development of Fort Bonifacio Development Corporation from March 1997 to March 1999. He started his career at SGV & Co. where he was a senior auditor. Mr. Yu graduated Magna Cum Laude from the University of San Carlos with a Bachelor of Science in Commerce, Major in Accounting and holds a Master in Management from the Asian Institute of Management. He is also a Certified Public Accountant. In 2016, he was awarded the ING-FINEX CFO of the Year.

Mr. Emmanuel Ramon C. Lorenzana, 59 years old, Chief Transformation and Customer Officer, has been the Chief Commercial and Customer Advisor of the Company since January 1, 2022. He is an Independent Director of ATRAM where he is a member of the Executive Committee and Chair of the Governance & Risk Committees and has been serving as such since 2018. He also served as President and Chief Executive Officer of MediaQuest from 2014-2016, Executive Vice President and Head of Consumer Wireless Business of Smart Communications, Inc. from 2012 to 2013, and President of NutriAsia Inc. from 2008 to 2011. He likewise held senior management positions in Unilever from 1988 to 2008, such as Chairman and Managing Director of Unilever Malaysia and Singapore, Managing Director of Unilever Philippines, Unilever Vice President for Oral Care (Asia, Africa and Latin America), Business Planning Director of Unilever Philippines, and Marketing Director of Unilever China. Mr. Lorenzana graduated with a Bachelors Degree in Chemical Engineering from the University of the Philippines, and completed the Blockchain Strategy Program of Said Business School, University of Oxford, Emerging Leadership of Innovation across Sectors and Internet-of-Things/Business Implications and Opportunities of MIT Sloan School of Management, and Advance Executive Program of Kellog School of Management

Ms. Gina Marina P. Ordoñez, 62 years old, is the Chief People Officer for PLDT, Inc. and its wireless subsidiary, Smart Communications, where she drives the strategic direction and execution of human capital initiatives, workplace design, and employee experience programs. By aligning people-centric strategies with business objectives, she aims to create a workplace where employees are empowered to do meaningful work and deliver organizational goals. She also contributed to the development and implementation of the PLDT Group Talent Management strategy, ensuring alignment with present and future business requirements. Throughout the pandemic, Gina served as Co-Chairperson of the MVP Group Vaccine Task Force, leading the planning and operations of COVID-19 vaccination efforts for employees and their families nationwide.

Gina has been with the PLDT Group for over eight years, initially joining the Business Transformation Office (BTO) in 2016 to oversee process and quality management. She transitioned to the role of Smart People Group Head before being appointed as Chief People Officer for both PLDT and Smart organizations in 2019.

Gina was formerly Vice President for Service Operations and Quality Management at Makati Medical Center where she implemented best practices in service quality throughout the hospital, enhancing service delivery, operational efficiency, and end-to-end processes to improve patient satisfaction. She also served as Head of Customer Experience for Consumer Banking at Citi where she occupied several leadership roles over a span of 16 years. During her tenure, she attained a Six Sigma Black Belt certification.

Gina is a registered Corporate Coach and Quality Management consultant, holding membership in the International Coach Federation. With more than 23 years of extensive experience, she has held leadership roles in People, Process, Customer Experience and Quality Management.

Mr. Joseph Ian G. Gendrano, 47 years old, Enterprise Business Head. He has been in PLDT’s service since May 2013. Prior to joining PLDT, he worked with Verizon Business, Cisco Systems and Goldman Sachs in the United States. He has held technical, sales, consulting and leadership roles in these organizations as well as gained industry experience in the global financial services vertical. He served as Vice President of Goldman Sachs’ Network Voice and Multimedia Division and Chief Architect for Unified Communications platforms. Mr. Gendrano obtained his Bachelor of Science degree in Electronics and Communications Engineering from De La Salle University and Master of Science degree in Electrical Engineering, Major in Telecommunications and Networking from the University of Pennsylvania.

Mr. Luis S. Reňon, 53 years old, Senior Vice President, Internal Audit Group, joined PLDT in July 2018. Prior thereto, he was the Emerging Markets Chief Finance Officer of Pfizer Inc. handling teams across the Philippines, Thailand, Malaysia, Indonesia, Vietnam, and Pakistan. He started his professional career in the Audit and Business Advisory Division of Ernst & Young Manila and Singapore for six years. He then moved to Novartis Asia Pacific in Singapore as Regional Auditor and Team Leader, managing APAC auditors in conducting business review and compliance test of operations in Asia Pacific and Europe. He moved back to the Philippines in 2000 where he became the Head of Finance, Administration and Operations of Novartis’ Animal Health Business Unit. He pursued a rewarding career in Wyeth Philippines and Pfizer, Inc., where he took on various roles with increasing responsibilities in Strategic Planning and Business Finance, as Pfizer’s Country CFO in 2011 during the Pfizer-Wyeth integration and as Emerging Markets CFO in 2014. Mr. Reñon is a Certified Public Accountant. He completed his Bachelor’s degree in Commerce, major in Accounting at Araullo University, and his Master’s degree in Business Administration at the Ateneo de Manila University, where he garnered the Gold Medalist Award. He attended the Management Development Program of the Asian Institute of Management in 2005 and the Financial Excellence Program of Harvard Business School in 2002.

Mr. Jeremiah M. de la Cruz, 46 years old, Senior Vice President and Head of the Consumer Business–Home Group of PLDT Inc. Jeremiah is an accomplished strategic leader with solid experience in managing cross functional teams in delivering revenue and growth, he oversees day-to-day operations for the Home business covering product, marketing, sales, customer experience and field operations. Prior to joining PLDT Inc., Jeremiah has led enterprise-wide business transformation in various companies in the APAC region. He directed the Digital Strategy of Hoytz and handled senior leadership roles in Globe Telecoms, PT. XL Axiata Tbk, Optus and Vodafone. Jeremiah earned his Post Graduate Certificate in Management from the Australian Graduate School of Management.

Mr. Menardo G. Jimenez, Jr., 60 years old, Senior Vice President and Network Head, joined PLDT in December 2001 and served in various capacities as Corporate Communications and Public Affairs Group Head, Retail Business Group Head, Fixed Line Business Transformation Office Head, Human Resources Group Head, Fixed Line Business Transformation Office Head and Consumer Home Business Group Head. He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez received his AB Economics degree from the University of the Philippines.

Mr. Leo I. Posadas, 57 years old, Treasurer of the PLDT Group, handles the treasury management and operations of several companies under the PLDT Group. He is a director and Chief Financial Officer of PLDT Global Corporation, a director of PLDT Global Investments Holdings, Mabuhay Investments Corporation, PLDT Communication and Energy Ventures, Philstar and Businessworld, and the Treasurer of the Vega Telecom group. He is also the Treasurer of PLDT-Smart Foundation and several other subsidiaries of PLDT and Smart. Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Ms. Melissa V. Vergel de Dios, 60 years old, Chief Sustainability Officer effective November 4, 2021 and concurrent Corporate Sustainability Office Head and Investor Relations Head. She has been in PLDT’s service since May 2001 and served as Property Management Center Head until May 2003 and as Property and Facilities Management Center Head until September 2007. Prior to joining PLDT, she was the Chief Operating Officer of Wharton Credit Corp. and from June 2000 to May 2001 was the Group Chief Finance Officer of Global 3 Internet Holdings, Inc. She held various positions in San Miguel Group of Companies from 1984 to 2000. Ms. Vergel de Dios obtained her Bachelor of Science Degree in Marketing and Management and Bachelor of Arts degree in Economics from Assumption College.

Mr. Gil Samson D. Garcia, 52 years old, is the First Vice President & Head of Financial Controllership. He served as Group CFO of the ePLDT Group from May 2015 to August 2023, and MVP Rewards & Loyalty Solutions, Inc. (MRSI) from September 2018 to August 2023. He served as Controller of PCEV from June 2022 to June 2023. He holds directorships in several subsidiaries of ePLDT. Prior to joining PLDT, he was a Senior Director until January 2007 of the Business Risk Services Group of SGV & Co. / Ernst & Young, where he gained a wide range of experiences, here and abroad, in external audit and business process review and advisory including Sarbanes Oxley (SOX) 404 evaluation & consultancy, risk management, corporate governance, and business fraud investigation, and fraud prevention and detection, among others. He graduated Cum Laude from the University of Santo Tomas with a Bachelor of Science Degree in Commerce, Major in Accounting. He is a CPA and a globally Certified Internal Auditor (CIA) and Certified Fraud Examiner (CFE). He completed the Management Development Program in the Asian Institute of Management School of Executive Education in cooperation with PLDT & Smart in August 2016, and the High Potential Program / Leadership Talent Assessment facilitated by Development Dimensions International in October 2020. He was certified as Executive Coach Level 3 by the Global Learning Solutions Singapore in October 2023.

Below is a list of directorships in other private and public companies of the director named below. All directorships of our other director are included in their respective biographies in the preceding pages.

Name of Director	Names of Companies
	Public	Private
Helen Y. Dee	House of Investments (Regular Director/Chairman) Petro Energy Resources Corporation (Regular Director/Chairman) Rizal Commercial Banking Corporation (Regular Director/Chairman)

A.T. Yuchengco, Inc. (Regular Director/Chairman)

AY Foundation, Inc. (Regular Director/Chairman)

AY Holdings, Inc. (Regular Director/Chairman)

ET Yuchengco, Inc. (Regular Director/Chairman)

Dee Yu Corporation (Regular Director/Chairman)

GPL Holdings, Inc. (Regular Director/President)

Hi-Eisai Pharmaceuticals, Inc. (Regular Director/Chairman)

Honda Cars, Kaloocan (Regular Director)

Honda Cars Philippines, Inc. (Regular Director)

Isuzu Philippines, Inc. (Regular Director)

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luis Miguel Foods (Regular Director)

Luisita Industrial Park Corporation (Regular Director)

Malayan Colleges Laguna, Inc. (Trustee)

Malayan Colleges Mindanao Inc. (Regular Director/Chairman)

Malayan Educational Systems, Inc. (Regular Director/Chairman)

Malayan Insurance Co. Inc. (Regular Director/Chairman)

Malayan High School of Science, Inc. (Regular Director/Chairman)

Manila Memorial Park Cemetery, Inc. (Regular Director/Chairman)

Mayahin Holdings Corporation (Regular Director/Chairman)

MICO Equities, Inc. (Regular Director/Chairman)

Mijo Holdings, Inc. (Regular Director/Chairman)

Pan Malayan Express, Inc. (Regular Director/Chairman)

Pan Malayan Management and Investment

     Corporation (Regular Director/Chairman)

Pan Malayan Realty Corporation (Regular Director/Chairman)

Petrowind Energy, Inc. (Regular Director/ Chairman)

Philippine Business for Education, Inc. (Regular Director/Trustee)

Philippine Integrated Advertising Agency, Inc. (Regular Director)

RCBC Land, Inc. (Regular Director)

RCBC Leasing & Finance Corp (Regular Director/Chairman)

RCBC Realty Corporation (Regular Director/Chairman)

Shayamala Corporation (Regular Director/Chairman)

Sunlife Grepa Financial, Inc. (Regular Director/Chairman)

Xamdu Motors, Inc. (Regular Director/Chairman)

YGC Corporate Services, Inc. (Regular Director/Chairman)

Y Realty, Inc. (Regular Director)

Yuchengco Center, Inc. (Regular Director/Chairman)

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified, except in case of death, resignation, disqualification or removal from office. The term of office of all officers is coterminous with that of the Board of Directors that elected or appointed them.

Family Relationships

None of the directors/independent directors and officers of the Company or persons nominated to such positions has any family relationships up to the fourth civil degree either by consanguinity or affinity, except Mr. Manuel V. Pangilinan (Chairman) and Ms. Gina Marina P. Ordoñez (Chief People Officer) who are relatives to the fourth civil degree by consanguinity.

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2023 amounted to approximately Php873 million.

The following table below sets forth the aggregate amount of compensation paid in 2023 and 2022 and estimated amount of compensation expected to be paid in 2024 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Marilyn A. Victorio-Aquino, Jeremiah M. de la Cruz, Emmanuel Ramon C. Lorenzana and Gina Marina P. Ordoñez; and (2) all other executive officers, other officers and directors, as a group.

	2024	2023	2022
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	171	192	150
Bonus(2)	20	29	18
Other compensation(3)	62	233	349
	253	454	517
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	578	604	605
Bonus(2)	68	87	78
Other compensation(3)	200	539	990
	846	1,230	1,673

(1)
Basic monthly salary.
(2)
Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(3)
Includes Variable Pay/Short-term Incentive Plan, or STIP, and other payments. Variable Pay/STIP is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of the Company and is based on a percentage of their Guaranteed Annual Cash Compensation. Included in the figure for 2022 is the amount of award under the Transformation Incentive Plan (TIP).

Each of the directors of the Company is entitled to a director’s fee of Php250,000 for each meeting of the Board of Directors attended. In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Risk Committees and Data Privacy and Information Security Committee, are each entitled to a fee of Php125,000 for each committee meeting attended.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2023 and 2022 were approximately Php88 million and Php82 million, respectively. The total amount of per diems estimated to be paid in 2024 is approximately Php81 million.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Transformation Incentive Plan

As noted above, we have established the TIP to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at January 31, 2024 by our continuing directors and executive officers. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)		Percentage of Class
Manuel V. Pangilinan	311,911	(1)	0.142052
Marilyn A. Victorio-Aquino(2)	27,395	(1)	0.012680
Manuel L. Argel, Jr.(3)	1		0.000000
Helen Y. Dee	53,745	(4)	0.024871
Ray C. Espinosa	42,743	(1)	0.018395
James L. Go	982,724	(1)	0.454847
Kazuyuki Kozu	1		0.000000
Bernido H. Liu	1		0.000000
Rolando L. Macasaet(5)	1		0.000000
Retired Supreme Court Chief Justice Artemio V. Panganiban	7,771	(1)	0.003597
Alfredo S. Panlilio	30,505	(1)	0.015508
Bernadine T. Siy	1,500	(1)	0.000694
Naoki Wakai	1		0.000000
Marife B. Zamora	60		0.000028
Victorico P. Vargas	17,085	(6)	0.007908
Danny Y. Yu	—		—
Emmanuel Ramon C. Lorenzana(7)	—		—
Gina Marina P. Ordoñez	5,141	(6)	0.002379
Menardo G. Jimenez, Jr.(8)	8,044	(1)	0.003723
Alejandro O. Caeg(9)	9,315	(10)	0.004311
Joseph Ian G. Gendrano(11)	897	(6)	0.000415
Luis S. Reňon(12)	55	(6)	0.000025
Jeremiah M. de la Cruz	—		—
Leo I. Posadas	9,705	(13)	0.001974
Melissa V. Vergel De Dios	4,025	(6)	0.001682
Gil Samson D. Garcia	33	(6)	0.000015

(1)
Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co. (PDTC).
(2)
Atty. Marilyn A. Victorio-Aquino was elected as director of the Company to hold office on May 8, 2023 and shall serve the unexpired term of her predecessor in office, the late Ambassador Albert F. Del Rosario.
(3)
Judge Manuel L. Argel, Jr. resigned as a member of the Board of Directors of the Company effective on January 1, 2024.
(4)
Includes 25,227 shares held by Hydee Management and Resources Corporation, 26,260 shares through RCBC Trust for the account of Michelle Y. Dee-Santos and 1,865 shares through RCBC Trust for the account of Ms. Michelle Y. Dee &/or Ms. Johanna Y. Dee and/or ITF Mr. Luis Miguel Santos and 245 shares under the name of Helen Y. Dee. Except for 21,957 certificated shares held by Hydee Management Resources Corporation the rest are thru PCD Nominee Corporation.
(5)
Mr. Rolando L. Macasaet was elected as the representative director of the Social Security System in the Company’s Board effective on January 30, 2024 and shall serve the unexpired term of his predecessor in office, Judge Manuel L. Argel, Jr. (ret.)
(6)
Lodged with the PDTC.
(7)
Separated effective March 1, 2024.
(8)
The appointment of Mr. Menardo G. Jimenez, Jr. as Network Head effective January 15, 2024 was confirmed by the Board of Directors at its meeting held on January 30, 2024.
(9)
Separated effective August 15, 2023.
(10)
As of date of separation. Lodged with PDTC.
(11)
The appointment of Mr. Joseph Ian G. Gendrano as Enterprise Business Head effective January 15, 2024 was confirmed by the Board of Directors at its meeting held on January 30, 2024.
(12)
Promoted to Senior Vice President effective May 4, 2023
(13)
Includes 140 shares for the account of Jose Antonio G. Posadas under PCD Nominee Corporation.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at January 31, 2024, was 1,515,649, or approximately 0.701508% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors –– Independent Directors

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. On June 13, 2023, the Board reappointed Retired Supreme Court Chief Justice Panganiban as PLDT’s Lead Independent Director. The functions of the lead independent director include, among others, serving as an intermediary between the Chairman and the other directors, as needed, convening and leading meetings of the non-executive directors, and contributing to the performance evaluation of the Chairman, as may be required. Directors’ independence standards/criteria are provided in our By-Laws and PLDT Manual on Corporate Governance

Audit; Governance, Nomination and Sustainability; Executive Compensation; Risk; Technology Strategy; and Data Privacy and Information Security Committees

Our Board of Directors (Board) is authorized under the By-Laws to create committees, as it may deem necessary, to assist in the effective performance of specific functions and responsibilities which may be delegated by the Board. We have six Board committees, namely, the Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees. Each of these committees has a Board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the Board.

Audit Committee

Our Audit Committee (AC) is composed of three members, all of whom are independent directors, and three advisors. The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Ms. Bernadine T. Siy, who is the chairperson of this committee. The three AC advisors are Mr. Kazuyuki Kozu and Mr. James L. Go, who are non-independent directors, and Ms. Corazon S. de la Paz-Bernardo, a former member of our Board. All the members of our AC are financially literate. Ms. Siy holds a master's degree in Management with majors in Finance and Accounting from the J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA. Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She is a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of PricewaterhouseCoopers (PwC).

As provided in the AC charter, the primary purpose of the AC is to assist the Board in fulfilling its oversight responsibility for:

•
the integrity of PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the review of material related party transactions, and the integrity of PLDT’s financial statements and the independent audit thereof;
•
PLDT’s compliance with legal and regulatory requirements and the audit process; and
•
the Company’s audit process and the performance of the internal audit organization and the external auditors (including the external auditors’ qualifications and independence).

To carry out its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditor, the AC has the following duties and powers:

•
review and evaluate the qualifications, performance and independence of the external auditor and its lead audit partner;

•
select and appoint, remove or replace the external auditor;

•
review and approve, in consultation with the head of the internal audit organization and the head of the finance organization, all audit and non-audit services to be performed by the external auditor and the fees to be paid for such services, and ensure disclosure of any allowed non-audit services in PLDT’s annual report;

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

•
based on the external auditor’s statement submitted at least annually, review the external auditor’s internal quality control procedures for any material issues raised by recent internal quality control review or peer review of the external auditor, or by any inquiry or investigation by government or professional authorities within the preceding five years, regarding one or more independent audits carried out by the external auditor and steps taken to deal with any such issues;

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

•
obtain assurance from the external auditor that the audit was conducted in a manner consistent with certain procedures to be followed in any audit of financial statements required under applicable rules; and

•
resolve disagreements between management and the external auditor regarding financial reporting.

The AC has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of its responsibilities without the need for Board approval.

Governance, Nomination and Sustainability Committee

Our Governance, Nomination and Sustainability Committee (GNSC) is composed of five voting members, all of whom are members of our Board, two non-voting members, and an advisor. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy. The two other voting members are non-executive directors namely, Mr. Kazuyuki Kozu and Mr. Manuel V. Pangilinan1 who is the chairman of this committee. The two non-voting members are the Chief People Officer, Ms. Gina Marina P. Ordoňez and the Chief Sustainability Officer, Ms. Melissa V. Vergel De Dios. The GNSC advisor is executive director, Mr. Alfredo S. Panlilio.2

1 On December 5, 2023, the PLDT Board appointed Mr. Manuel V. Pangilinan as President and CEO effective January 1, 2024, vice Mr. Alfredo S. Panlilio who retired effective December 31, 2023 due to health reasons.

2 On December 5, 2023, the PLDT Board accepted the retirement of President and CEO, Mr. Alfredo S. Panlilio effective December 31, 2023 due to health reasons.

The primary purpose of the GNSC is to assist the Board in the performance of the following functions:

•
establish the Company’s corporate governance framework, principles and policies aligned with business objectives, and oversee their implementation and the implementation of continuing education and communication programs on good governance;
•
develop and implement an evaluation process for the annual review of the performance of the Board, the Board Committees and the individual directors, including the President and CEO;
•
implement a selection process and succession plan to ensure that the Board has an effective and balanced mix of knowledge, expertise, experience and diversity in terms of, among others, age, gender and ethnicity, and review the qualifications of the persons nominated to other positions requiring appointment by the Board;
•
identify persons qualified to become members of the Board and/or the Board Committees;
•
assess the effectiveness of the Company’s nomination and selection process for the Board and Board Committees, which includes access to external sources;
•
establish the Company’s sustainability strategy, framework, program, policies and oversee their implementation; and

oversee the Company’s social investments and commitments to making meaningful impact to communities.

Executive Compensation Committee

Our Executive Compensation Committee (ECC) is composed of five voting members, all of whom are members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy. The two other voting members are non-executive directors, Mr. Kazuyuki Kozu and Mr. Manuel V. Pangilinan,3 who is the chairman of this committee. The non-voting member is the Chief People Officer, Ms. Gina Marina P. Ordoňez.

3 Supra note 1.

The primary purpose of the ECC is to assist the Board in the performance of the following functions:

•
oversee the development of a compensation philosophy or policy consistent with the strategy, culture and control environment of PLDT;
•
oversee the development and administration of PLDT’s executive compensation programs, including long-term incentive plans and equity-based plans for officers and executives;
•
oversee the development and administration of the Company’s performance management framework to monitor and assess the performance of Management;
•
oversee the succession plan for officers, including the CEO; and

oversee the development and implementation of professional development programs for officers.

Risk Committee

Our Risk Committee (RC) is composed of five voting members, all of whom are members of our Board, and one non-voting member. Three of the voting members are independent directors, namely, Mr. Bernido H. Liu, Ms. Bernadine T. Siy, and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee. The two other voting members are non-executive directors, namely, Mr. Kazuyuki Kozu and Mr. James L. Go. The non-voting member is the Chief Risk Management Officer, Mr. Danny Y. Yu, who was appointed as a non-voting member of the RC effective May 4, 2023

The primary purpose of the RC is to assist the Board in fulfilling its governance functions relating to risk management, which include the following:

•
oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing key risk areas;
•
review management’s reports on PLDT’s major risk exposures; and
•
review management’s plans and actions to minimize, control or manage the impact of such risks.

Technology Strategy Committee

Our Technology Strategy Committee (TSC) is composed of five voting members and a non-voting member. The voting members are non-executive directors, Mr. Manuel V. Pangilinan,4 who is the chairman of this committee, Atty. Ray C. Espinosa, Mr. James L. Go, Mr. Kazuyuki Kozu, and executive director, Mr. Alfredo S. Panlilio.5 The non-voting member is Mr. Orlando B. Vea, a member of our Advisory Board/Committee.

4 Ibid.

5 Supra note 2.

The primary purpose of the TSC is to assist the Board in the performance of the following functions:

•
review and approve the strategic vision for the role of technology in PLDT’s overall business strategy, including the technology strategy and roadmap of PLDT;
•
fulfill its oversight responsibilities for PLDT’s effective execution of its technology-related strategies; and
•
ensure the optimized use and contribution of technology to PLDT’s business and strategic objectives and growth targets.

Data Privacy and Information Security Committee

Our Data Privacy and Information Security Committee (DPISC)is composed of four voting members, all of whom are members of our Board, and an advisor. One of the voting members, Mr. Bernido H. Liu, is an independent director, and three are non-executive directors, namely, Atty. Ray C. Espinosa, Mr. Kazuyuki Kozu, and Mr. Manuel V. Pangilinan,6 who is the chairman of this committee. Executive director, Mr. Alfredo S. Panlilio7 is the advisor of the DPISC.

6 Supra note 1.

7 Supra note 2.

The primary purpose of the DPISC is to assist the Board in the performance of its oversight function and provide strategic direction to governance functions relating to data privacy and information security, including to:

•
promote effective data privacy and information security governance;
•
review and approve the Company’s strategic plans on data privacy and information security;
•
ensure accountability for compliance with regulatory standards and best practices on data privacy and information security;
•
foster a culture of privacy and information security; and
•
oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing enterprise-wide data privacy and information security risks.

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young and from August 3, 2023, Mr. Roberto C. Yap, S.J. The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

Employees and Labor Relations

As at December 31, 2023, we had 15,596 employees, with 11,373 and 4,223 employees in our fixed line and wireless businesses, respectively. PLDT had 10,004 employees as at December 31, 2023, of which 41% were rank and file employees, 51% were management/supervisory staff and 8% were executives.

PLDT has three employee unions, representing in the aggregate 8,137, or 52% of the employees of the PLDT Group. PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2023	2022	2021
PLDT Group	15,596	17,579	18,822
Fixed Line	11,373	12,855	13,389
LEC	10,035	10,511	11,368
Others	1,338	2,344	2,021
Wireless	4,223	4,724	5,433
PLDT Only	10,004	10,480	11,336

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders, including a compliance order issued by the DOLE in 2018, PLDT was ordered to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these regularization orders before the CA. The CA partially ruled in favor of PLDT by holding that the following services can be validly outsourced: (i) janitorial, messengerial, clerical; (ii) IT support and application development; (iii) back office support and BPOs; and (iv) sales, and other professional services. This ruling considerably reduced by at least half, the number of workers of service contractors required to be regularized. PLDT filed a petition for review with the Supreme Court because the CA ordered the regularization of individuals performing installation, repair, and maintenance functions on the basis that they are usually necessary and desirable to the usual course of PLDT’s business.

The Supreme Court resolved the consolidated Petitions in a Decision promulgated on February 14, 2024. The Decision affirmed the Court of Appeals in setting aside the Secretary of Labor's orders for PLDT to regularize the 7,344 workers of its contractors, except those workers performing "installation, repair and maintenance" services, whose regularization is subject to a remand of proceedings before the Regional Director of the DOLE. The remand will require the Regional Director of DOLE to determine the appropriateness of regularization of employees of contractors engaged in installation, repair, and maintenance, by undertaking the following: (a) to review and properly determine the effects of the regularization of the workers performing installation, repair, and maintenance services; (b) to review, compute, and properly determine, the monetary award on the labor standards violation, to which PLDT, and the concerned contractors are solidarily liable; and (c) to conduct further appropriate proceedings, consistent with this Decision. Motions for Reconsideration may be filed by the parties, subject to their receipt of the Supreme Court decision by official service.

See Note 26 – Provisions and Contingencies – DOLE Compliance Order to PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Pension and Retirement Benefits

Defined benefit pension plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees, in which case, benefits are computed based on R.A. 7641 (Retirement Pay Law) or the minimum mandated benefit by the law. For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2023 and 2022, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

See Note 2 – Summary of Material Accounting Policies – Retirement Benefits and Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at January 31, 2024, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders. All shares of PLDT’s voting stock have one vote per share. PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642(1)	25.60	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.05	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	9.98	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.30	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.85	—	—	3.5
b. NTT DOCOMO, INC.	22,796,902(3)	10.55	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(4)	11.27	—	—	6.6
4. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	18,017,930(5)	8.34	—	—	4.9
5. Citibank N.A.	11,944,469(5)	5.53			3.3
6. Standard Chartered Bank	11,342,815(5)	5.25	—	—	3.1
7. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

(1)
Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 shares of common stock held by another Philippine affiliate of First Pacific and registered in the name of PCD Nominee Corporation..
(2)
Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, a Japanese corporation which is a wholly-owned subsidiary of NTT, (b) 8,533,253 ADRs held by NTT DOCOMO and (c) 12,633,487 shares of common stock held by NTT Communications, a Japanese corporation which is a wholly-owned subsidiary of NTT.
(3)
Includes 8,533,253 ADRs held by NTT DOCOMO.
(4)
Includes (a) 24,255,732 shares of common stock held by JG Summit Holdings, Inc. and 86,723 shares of common stock held by JG Digital Equity Ventures, Inc., (formerly Express Holdings, Inc.).
(5)
Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at January 31, 2024.
(6)
A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at January 31, 2024, approximately 79.27% of the outstanding voting stock and 88.61% of the outstanding capital stock of PLDT were owned by Philippine persons.

As at January 31, 2024, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.2% in PLDT’s outstanding common stock (representing 33.8% of our overall voting stock). Additionally, all of PLDT’s shares of voting preferred stock, which represent 41% of PLDT’s total outstanding shares of voting stock as at February 28, 2023, are owned by a single stockholder, BTF Holdings, Inc. (BTFHI). As a result of their respective shareholdings, the FP Parties, NTT Communications, NTT DOCOMO, JG Summit Group and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and
(ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

Additionally, the FP Parties, NTT Communications, NTT DOCOMO and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DOCOMO. As a result of the Cooperation Agreement, NTT Communications and NTT DOCOMO, in coordination with each other, have contractual rights relating to a number of major decisions and transactions that PLDT could make or enter into.

Specifically, PLDT may not take any of the following actions described without the approval of NTT DOCOMO and NTT Communications, acting in coordination with each other (however, NTT DOCOMO and NTT Communications may not withhold their consent to such actions in circumstances where PLDT proposes to invest in a business that competes with Nippon Telegraph and Telephone Corporation and its subsidiaries and where the Board of Directors has among other things, approved the transaction):

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

Related Party Transactions

PLDT, in the ordinary course of business, engages in transactions with some of its stockholders, its subsidiaries and affiliates, and directors and officers and their close family members.

In 2019, PLDT adopted a Material Related Party Transactions (MRPT) Policy in accordance with the Company’s CG Manual and in compliance with Philippine SEC Memorandum Circular No.10, Series of 2019 or the Rules on Material Related Party Transactions for Publicly-Listed Companies. A copy of the MRPT Policy is posted at https://pldt.com/docs/default-source/corporate-governance-files/policies/material-related-party-transactions-policy.pdf. This website does not form part of this annual report on Form 20-F.

Related party transactions involving an amount below a specified materiality threshold shall be covered by our Guidelines on the Proper Handling of Related Party Transactions.

For a detailed discussion of our material related party transactions, see Note 24 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Except for the transactions discussed in Note 24 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

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

Class Action Suit Against PLDT

On February 6, 2023, Sophia Olsson, an investor in PLDT American Depositary Shares (“ADSs”), filed a putative class action in the United States District Court for the Central District of California (the “Court”) against PLDT and certain current and former directors and officers on behalf of herself and all other persons similarly situated who purchased or otherwise acquired ADSs between January 1, 2019 and December 19, 2022 (“U.S. Class Action”). On April 7, 2023, Ms. Olsson and another individual, Kevin Douglas, submitted separate motions to the Court to serve as lead plaintiff in the U.S. Class Action. On May 1, 2023, the Court granted Mr. Douglas’s (“Plaintiff”) motion to serve as the lead plaintiff.

On July 7, 2023, Plaintiff filed an amended complaint. The amended complaint alleges that PLDT and certain of its current and former directors and officers made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls (among other matters) during the period April 23, 2020 through December 19, 2022. On October 10, 2023, PLDT and defendants Manuel V. Pangilinan, Alfredo S. Panlilio, and Marilyn A. Victorio-Aquino (together, “Defendants”) moved for dismissal of the amended complaint in its entirety.

On December 1, 2023, Defendants and Plaintiff notified the Court that they had reached an agreement in principle to settle the U.S. Class Action. The notification indicated that, accordingly, Defendants and Plaintiff jointly sought to vacate the schedule for further briefing on PLDT’s pending motion to dismiss to allow the parties to finalize the settlement. On December 4, 2023, the Court granted the request to vacate the briefing schedule.

On February 16, 2024, PLDT entered into a Stipulation of Settlement to resolve the U.S. Class Action, and on the same day Plaintiff submitted a motion seeking preliminary approval of the proposed settlement. Under the proposed settlement, which is subject to approval by the Court following notice to the settlement class, the settlement class will receive payment of a settlement amount of $3,000,000. The proposed settlement agreement contains no admission of liability, fault or wrongdoing by the Company or any of the named defendants. On March 7, 2024, the Court entered an order preliminarily approving the proposed settlement and scheduling a hearing for August 5, 2024 to determine whether to finally approve the settlement. If finally approved by the Court, the settlement will resolve the U.S. Class Action in its entirety as against the Company and all other named defendants.

See Note 26 – Provisions and Contingencies – Class Action Suit Against PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Notice of Material Breach and Demand for Payment on DITO

In February 2021, PLDT and DITO entered into an agreement for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021. On October 6, 2022, PLDT served a Notice of Material Breach and Demand for Payment on DITO which refused to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers.

On October 6, 2022, PLDT served on Dito a Notice of Material Breach and Demand for Payment due to DITO’s refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. To date, DITO has only paid the first tranche amounting to Php84 million, with a remaining balance of Php196 million.

Meanwhile, on September 22, 2021, DITO filed a petition with the NTC seeking the latter’s intervention in directing Smart to grant DITO’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for DITO’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and DITO’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. The case remains pending with the NTC.

Following news reports on August 8, 2022 that DITO had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 (“December Subpoena”) from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. To the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023.

On May 26, 2023, Smart received a subpoena ad testificandum from the PCC directing duly authorized representative(s) knowledgeable on: (i) Smart’s operations, including but not limited to interconnection with other public telecommunications entities, products and services offered, and corporate structure; and (ii) submitted documents in relation to the December Subpoena, to appear before the PCC Enforcement Office on June 8, 2023. Accordingly, Smart representatives appeared before the PCC on said date for the clarificatory hearing. On July 4, 2023, Smart received a PCC Resolution setting another hearing and requiring representatives from the Consumer Business group, Marketing Department, Network Department, and Carrier Relations of Smart to appear and address pending matters on competitor information, market distinction between postpaid and prepaid services, network coverage, interconnection agreements, clarificatory questions on documents already submitted, and other related matters. Accordingly, representatives from these groups attended the clarificatory hearings before the PCC on July 20 and November 20, 2023. . Another clarificatory hearing was held on November 20, 2023. On January 19, 2024, DITO informed SMART that it had signed the Memorandum of Agreement (Cooperation Against Bypass Activity) and provided a fully-signed copy on said date. To date, Smart has not received any subsequent order or resolution from the PCC.

See Note 26 – Provisions and Contingencies – DOLE Compliance Order to PLDT, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

DOLE Compliance Order Issued Against PLDT

In a series of orders, including a compliance order issued by the DOLE in 2018, PLDT was ordered to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these regularization orders before the CA. The CA partially ruled in favor of PLDT by holding that the following services can be validly outsourced: (i) janitorial, messengerial, clerical; (ii) IT support and application development; (iii) back office support and BPOs; and (iv) sales, and other professional services. This ruling considerably reduced by at least half, the number of workers of service contractors required to be regularized. PLDT filed a petition for review with the Supreme Court because the CA ordered the regularization of individuals performing installation, repair, and maintenance functions on the basis that they are usually necessary and desirable to the usual course of PLDT’s business.

The Supreme Court resolved the consolidated Petitions in a Decision promulgated on February 14, 2024. The Decision affirmed the Court of Appeals in setting aside the Secretary of Labor’s orders for PLDT to regularize the 7,344 workers of its contractors, except those workers performing “installation, repair and maintenance” services, whose regularization is subject to a remand of proceedings before the Regional Director of the DOLE. In setting aside the Secretary of Labor’s orders, the Supreme Court ruled that the exercise of the Secretary’s visitorial and enforcement powers is subject to the “basic tenets of appreciating evidence,” and that it was improper to rely on the anecdotal evidence that was used as basis in the Secretary’s orders because such evidence is “malleable and may be tailored to suit any narrative or conclusion.” The remand will require the Regional Director of DOLE to determine the appropriateness of regularization of employees of contractors engaged in installation, repair, and maintenance, by undertaking the following: (a) to review and properly determine the effects of the regularization of the workers performing installation, repair, and maintenance services; (b) to review, compute, and properly determine, the monetary award on the labor standards violation, to which PLDT, and the concerned contractors are solidarily liable; and (c) to conduct further appropriate proceedings, consistent with this Decision. Motions for Reconsideration may be filed by the parties, subject to their receipt of the Supreme Court decision by official service.

See Note 26 – Provisions and Contingencies – DOLE Compliance Order to PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Petition against the PCC

In July 2016, PLDT filed before the CA a petition for certiorari and prohibition (with urgent application for a temporary restraining order and/or writ of preliminary injunction) against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, and performing any act which challenges or assails the “deemed approved” status of the said transactions. In August 2016, the CA issued a writ of preliminary injunction enjoining the PCC to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions. In April 2017, the PCC filed before the Supreme Court a petition to annul the writ of preliminary injunction issued by the CA. The petition remains pending with the Supreme Court.

See Note 11 – Investments in Associates and Joint Ventures – In the Matter of the Petition against the PCC to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Attys. Baquiran and Tecson vs. NTC, et al.

In October 2018, a petition for mandamus was filed against the NTC, the PCC, Liberty Telecoms Holdings, Inc. (also known as Tori Spectrum Telecom, Inc.), Bell Telecommunication, Inc., Globe, PLDT and Smart. This involves the 700 MHz frequency, among others, that was originally assigned to Liberty and which eventually became subject of a co-use agreement between Globe, PLDT and Smart. The petition remains pending with the Supreme Court.

See Note 26 – Provisions and Contingencies – Attys. Baquiran and Tecson vs. NTC, et al. to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Taxation

Local Business and Franchise Taxes

As at December 31, 2023, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart and DMPI currently face various local business and franchise tax assessments by different local government units, while Digitel is discussing with various local government units as to the settlement of its franchise tax and real property tax liabilities.

On February 19, 2021, ACeS Philippines entered into an amicable settlement with the Bureau of Internal Revenue for compromise of tax liabilities.

See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2021.

Significant Changes

There have been no significant changes in our financial position since December 31, 2023.

Item 9. The Offer and Listing

Common Capital Stock and ADSs

The shares of common stock of PLDT are listed and traded on the PSE under the symbol of “TEL”. On October 19, 1994, an American Depositary Receipt (ADR) facility was established, pursuant to which Citibank, N.A., as the depositary, issued ADRs evidencing ADSs with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR facility. The ADSs are listed on the NYSE and are traded on the NYSE under the symbol of “PHI”.

The public ownership level of PLDT common shares listed on the PSE as at January 31, 2024 is 42.09%.

As at January 31, 2024, 9,882 stockholders were Philippine persons and held approximately 64.88% of PLDT’s common capital stock. In addition, as at January 31, 2024, there were a total of approximately 15.232 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 217 holders.

For the period from January 1 to January 31, 2024, a total of 1.05 million shares of PLDT's common capital stock were traded on the PSE. During the same period, the volume of trading was 0.60 million ADSs on the NYSE.

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

On March 25, 2021, the Board of Directors approved the amendments to the By-laws of PLDT to conform with the provision of Republic Act No. 11232, which was amended by the Philippine SEC on September 9, 2022.

On April 8, 2020 and June 9, 2020, the Board of Directors and stockholders, respectively, approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services, and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization. On November 24, 2020, the amendment to the Articles of Incorporation was approved by the Philippine SEC.

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

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020. The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. Due to the prescription of PLDT’s obligations to pay the trust amounts for Series A to FF, income from prescription of preferred shares redemption liability of Php7,839 million was recognized in 2022.

Material Contracts

Other than the contracts described in Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that is not in the ordinary course of business within the two years preceding the date of this annual report.

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

Cash dividends on PLDT’s stock are paid in Philippine peso. PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at January 31, 2024, approximately 89% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Taxation

Philippine Taxation

Taxes on Exchange of ADRs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of common stock to a holder of ADRs or to a holder of Global Depository Receipts. See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid by Philippine corporations to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines shall be subject to a final withholding tax of 15% (tax sparing), subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation for taxes deemed to have been paid in the Philippines equivalent to 10% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 25% effective January 1, 2021 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States).

Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within the condition (ii) mentioned above and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the reduced dividend rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Under BIR Revenue Memorandum Order (RMO) No. 46-2020 (RMO No. 46-2020), the Philippine corporation paying the dividends may remit outright the dividends to the non-resident non-Philippine corporation, applying thereon the applicable reduced dividend rate without the need for a confirmatory ruling from the BIR. However, such Philippine corporation must first determine whether the country of domicile of the non-resident non-Philippine corporation grants a “deemed paid” tax credit equivalent to the 10% waived by the Philippines or exempts from tax the dividends received. Within ninety (90) days from remittance of the dividends or from the determination by the foreign tax authority of the deemed paid tax credit/non-imposition of tax because of the exemption, whichever is later, the non-resident non-Philippine corporation must file with the BIR a request for confirmation of the reduced dividend rate. If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 25% effective January 1, 2021.

If the holder of common stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the common stock should be subject to a final withholding tax of 25% effective January 1, 2021. Cede & Co., the partnership nominee of Depository Trust Company, should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

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

The BIR has prescribed certain procedures, through administrative issuances, for availment of tax treaty relief. On March 31, 2021, the BIR issued RMO No. 14-2021, which updates the procedures and requirements for the availment of preferential tax treaty rates covering all incomes, including dividends, interests and royalties derived by non-resident taxpayers from Philippine sources. On June 15, 2021, the BIR also issued Revenue Memorandum Circular (RMC) No. 77-2021 (RMC 77-2021) which clarified certain provisions of RMO No. 14-2021.

RMO No. 14-2021, as clarified by RMC 77-2021, provides that if a non-resident intending to avail of treaty benefits submits to the income payor a Tax Residency Certificate (TRC) duly issued by the tax authority of the foreign country in which the income recipient is a resident and the appropriate BIR Form No. 0901 (Application Form for Treaty Purposes) prior to the payment of income, the income payor may apply the provisions of the applicable treaty, provided that all the conditions for the availment thereof, other than residency, have been satisfied. Otherwise, the regular rates imposed under the Philippine Tax Code should be applied.

When an item of income is subjected to taxation in accordance with the provisions of the relevant treaty, the withholding agent (or a duly authorized representative) shall file with the International Tax Affairs Division of the BIR a request for confirmation that the tax treatment of such income is proper.

On the other hand, when the regular rates are applied by the withholding agent, the non-resident intending to avail of treaty benefits may file a Tax Treaty Relief Application (TTRA) with complete documentary requirements and a claim for refund at any time after the payment of the withholding tax.

Once the entitlement to treaty benefits is confirmed, the BIR will issue a Certificate of Entitlement to Treaty Benefit (COE). RMC No. 20-2022 provides for two kinds of COEs, one for non-recurring transactions and another for recurring transactions. The COE for recurring transactions covers dividends payments. Such COE will apply to, and cover, future or subsequent income payments to the same non-resident recipient and dispenses with the requirement to file a TTRA or request for confirmation each time a dividend payment is made, provided that the requirements stated in the COE continue to be satisfied. Thus, if the COE mentions tax residency as a requisite for continuous enjoyment of treaty benefit, the income payor must require the nonresident to submit a TRC for the relevant year before making any payment.

However, if the BIR determines that the withholding tax rate applied is lower than the rate that should have been applied, or that the non-resident taxpayer is not entitled to treaty benefits, it will issue a BIR Ruling denying the request for confirmation or TTRA.

RMO No. 14-2021, as clarified by RMC 77-2021, does not cover non-resident non-Philippine corporations invoking the tax sparing provision (or the reduced tax rate on intercorporate dividends paid to non-resident non-Philippine corporations). This is instead addressed by RMO No. 46-2020 which specifically covers the procedures for non-resident non-Philippine corporations to avail of the tax sparing provision. The said RMO provides that non-resident non-Philippine corporations may opt to avail of the tax sparing provision, irrespective of the existence of a tax treaty. However, the rule on the continuing validity of COEs for recurring transactions as provided in RMC No. 20-2022 (and which applies specifically to TTRAs) was also expressly made applicable to tax sparing applications and the issuance by the BIR of Certificates of Entitlement to the Reduced Dividend Rate.

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax imposed on individuals, Philippine corporations, and foreign corporations on such gain, where the share is not sold or disposed of through the PSE, is a final tax (i.e., capital gains tax) of 15% of the net capital gains realized during the taxable year from the sale, exchange or other disposition of shares of stock. On March 15, 2018, the BIR issued Revenue Regulations No. 11-2018, which requires buyers of shares of stock (i.e., individuals, Philippine corporations and resident foreign corporations) to withhold from sellers the capital gains tax due on the sale of shares of stock in a Philippine corporation. Further, Philippine tax laws prohibit a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax due on the sale or transfer has been paid or certain other conditions are met or, with respect to a non-resident alien or non-Philippine corporation, a bond conditioned upon the future payment of any income tax that may be due on the gains derived from such transfer has been filed by the transferor with the Philippine Commissioner of Internal Revenue.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 6/10 of 1% of the gross selling price or gross value in money of the shares of stock. This tax is required to be collected and paid to the BIR by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 6/10 of 1% (formerly, 1/2 of 1%) of the gross selling price or gross value in money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 15% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement. As of the date of this report, PLDT is required to have an MPO of 10% of its issued and outstanding shares, exclusive of any treasury shares.

Sales of shares other than through a Philippine stock exchange will be subject to Philippine capital gains tax in the manner described above.

Under the Philippines-United States Tax Treaty, gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to capital gains tax (i.e., where the share is not disposed of through the PSE), unless the shares are those of a corporation of which over 50% of the assets (in terms of value) consist of real property interests located in the Philippines. PLDT does not believe that it currently is such a corporation. Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty exemption. Philippine tax authorities have prescribed, through administrative issuances, procedures for availment of tax treaty relief.

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php1.50 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. The sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the PSE is exempt from the documentary stamp tax. However, Revenue Regulations No. 16-2012 provides that transfers of shares of stock of publicly-listed companies which are not compliant with the MPO requirement shall be subject to documentary stamp tax.

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at 6% of the net estate.

Individual shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at the rate of 6% of the total gifts in excess of Php250,000 made during the calendar year. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

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

United States Federal Income Taxation

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of an investment in the ADSs or common stock. This summary applies only to U.S. Holders that hold the ADSs or common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”) and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the U.S. Tax Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, any alternative minimum tax consequences, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

This summary also does not address the tax consequences that may be relevant to persons in special tax situations such as banks, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, broker-dealers, traders that elect to mark to market, U.S. expatriates, tax-exempt entities, persons that own the ADSs or common stock as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction; persons that actually or constructively own 10% or more of the PLDT’s share capital (by vote or value), persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States, or pass-through entities or arrangements, or persons holding ADSs or common stock through pass-through entities or arrangements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSS AND COMMON STOCK.

As used herein, the term “U.S. Holder” means a beneficial owner of the ADSs or common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships considering an investment in ADSs or common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs and common stock.

The tax treatment of your ADSs or common stock will depend in part on whether or not we are classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Except as discussed below under “Passive Foreign Investment Company Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Exchange of ADSs for Common Stock

In general, assuming that each obligation of the Deposit Agreement and any related agreement will be performed according to its terms, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares of common stock represented by those ADRs. Exchanges of shares of common stock for ADRs, and ADRs for shares of common stock, generally will not be subject to U.S. federal income tax.

Taxation of Distributions

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our common stock, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. Holder, dividends paid to you with respect to the ADSs or common stock may be qualified dividend income that is taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the common stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met.

You must include any Philippine tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Philippine peso payments made, determined at the spot Philippine peso/U.S. dollar rate on the date the dividend distribution is includible in your income. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or common stock and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines may be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates applicable to long-term capital gains. Dividends will be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules relating to the determination of the U.S. foreign tax credit are complex, and recently issued final U.S. Treasury Regulations (the Final FTC Regulations) have imposed additional requirements that must be met for a foreign tax to be creditable (in particular, with respect to U.S. Holders not entitled to, or not electing to apply, treaty benefits), and we do not intend to determine whether such requirements will be met. However, recent U.S. Internal Revenue Service guidance (the Notices) allows, subject to certain conditions, taxpayers to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Taxation of Disposition of the ADSs or Common Stock

Upon a sale or other taxable disposition of ADSs or common stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or common stock. In general, a U.S. Holder’s adjusted tax basis in its ADSs or common stock will be equal to the cost of such ADSs or common stock to the U.S. Holder. Any such gain or loss generally will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or common stock exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of ADSs or common stock generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. As a result, the use of U.S. foreign tax credits relating to Philippine capital gains tax may be limited. Moreover, U.S. Holders entitled to an exemption from Philippine taxes on disposition gains pursuant to the Philippines-United States Tax Treaty will not be able to credit Philippine taxes imposed on disposition gains. In addition, subject to the Notices (as described above), any Philippine capital gains tax imposed on the sale or other taxable disposition of ADSs or common stock is unlikely to be treated as a creditable tax for the U.S. Holder. Non-U.S. taxes on disposition gains that are not creditable may possibly reduce the amount realized on the disposition of ADSs or common stock or alternatively may be deductible subject to limitations. In addition, U.S. Holders may not be eligible to credit against their U.S. federal income tax liability amounts paid in respect of the Philippine stock transaction tax. The applicability of these rules is very complex and U.S. Holders should consult their tax advisors regarding the foreign tax credit and other U.S. federal income tax consequences if Philippine taxes are imposed on a disposition of ADSs or common stock in their particular circumstances, including their ability, if any, to credit any such Philippine tax against their U.S. federal income tax liability or to claim a deduction for any such Philippine tax.

Passive Foreign Investment Company Rules

We would be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we, directly or indirectly, 25% or more (by value) of the stock.

We believe that we were not a PFIC for our taxable year ending December 31, 2023, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs or common stock would in general not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADSs or common stock, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. With certain exceptions, your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.

If we were a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs or common stock.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and common stock and proceeds from the sale, exchange or redemption of ADSs or common stock may be subject to information reporting to the United States Internal Revenue Service and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on United States Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the United States Internal Revenue Service and furnishing any required information..

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs and common stock) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs or common stock held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs and common stock and the significant penalties for non-compliance.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this Act. The Commission maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of these materials may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs representing our common stock are listed. Our website address is www.pldt.com, where certain of our filings with the Commission are available online.

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

See Note 27 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the years ended December 31, 2023 and 2022 were 6.0% and 5.8%, respectively. The BSP’s latest estimates indicate that the average inflation will be at 2% to 4% in 2024. This is partly driven by the decline in global oil and non-oil prices. The risks to the inflation outlook are continuing constraints in the supply of key food items, the adverse impact of climate change on food and electricity prices, and the effects of potential increases in transport fares and minimum wages. Alternatively, a weaker global economic recovery may cause inflation for 2024 to be lower than the forecasts.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2023 was US$483,817.64.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2023. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2023.

Management’s Annual Report on Internal Control Over Financial Reporting. The Management of the PLDT Group is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2023.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SGV & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2023. This attestation report is dated March 26, 2024 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2023.

Changes in Internal Control Over Financial Reporting

In 2023, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board has determined that while all the members of our AC are financially literate and its chairperson, Ms. Bernadine T. Siy, holds a master's degree in Management with majors in Finance and Accounting from the J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA, none of the members of the AC is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. As our Board believes that the AC members along with its advisors, possess sufficient financial knowledge and experience, our Board has not separately appointed an AC member who qualifies as an AC financial expert. Our Board has appointed Ms. Corazon S. de la Paz-Bernardo, a former member of our Board of Directors, as AC advisor to render advice on complex financial reporting or accounting issues that may be raised in our AC’s evaluation of our financial statements and other related matters. Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers Worldwide, Ms. de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and AC functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B. Code of Business Conduct and Ethics

PLDT has adopted a Code of Business Conduct and Ethics (Code of Ethics), which constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. The Code of Ethics applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees.

A copy of the PLDT’s Code of Ethics is posted on our website at https://pldt.com/docs/default-source/policies/pldt-code-of-business-conduct-and-ethics.pdf, under the Corporate Governance section. This website does not form part of this annual report on Form 20-F. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of the Company’s Code of Ethics from our Head - Corporate Governance, Atty. Ma. Magdalene A. Tan, who can be reached at e-mail address matan@pldt.com.ph or telephone number +632-88888-246.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2023 and 2022:

	2023	2022
	(amounts in million Php)
Audit Fees	50	66
Audit-Related Fees	10	5
Tax Fees	2	1
All Other Fees	5	1
Total	67	73

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes fees with respect to our Sarbanes-Oxley 404 assessment in 2023 and 2022.

Audit-Related Fees. This category consists primarily of assurance services for our Sustainability Report and other audit-related fees.

Tax Fees. This category includes tax services for our Singapore-based subsidiaries and ePLDT.

All Other Fees. This category consists primarily of non-audit engagement fees with respect to our certain projects.

The fees presented above include out-of-pocket expenses incidental to our independent auditors’ work, amount of which do not exceed 5% of the agreed-upon engagement fees. The fees and out-of-pocket expenses are exclusive of a 12% VAT.

Our AC pre-approved all audit and non-audit services as these are proposed or endorsed before these services are performed by our independent auditors.

Audit Committee’s Pre-approval Policies and Procedures

AC pre-approval of services rendered by our independent auditor follows:

•
The AC has adopted a policy for pre-approval of audit, audit-related and permitted non-audit services to be rendered by our independent auditor, which should be interpreted in conjunction with the AC's policy on auditor independence.
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

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals. The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019. On September 26, 2017, the Board of Directors approved the acquisition of 860,000 Performance Shares to be awarded under the TIP. On March 7, 2018, the ECC of the Board approved the acquisition of additional 54,000 shares, increasing the total Performance Shares to 914,000. Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP. The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the ECC of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant. The revised set-up will include a fixed number of shares that will be granted (equity award) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (cash award). The fair value of the cash award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at May 11, 2021, a total of 757,000 PLDT common shares have been acquired by the Trustee, of which 239,000 PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302,000 PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204,000 shares on April 15, 2018 for the 2017 annual grant. With the completion of the 2017 to 2019 annual grants, the remaining 12,000 PLDT common shares have been transferred to the PLDT Beneficial Trust Fund on May 11, 2021. The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million. The TIP is administered by the ECC of the Board.

The total number of shares repurchased was nil in 2023, 2022 and 2021. No further purchase is intended.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the Philippine Stock Exchange (PSE) and American Depositary Shares (ADS) listed on the New York Stock Exchange (NYSE). As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly Listed Companies (CG Code for PLCs) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers. The CG Code for PLCs, which was issued by the Philippine SEC and took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2022 is posted on our website at:https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/PSE_IACGR_30May2023_Redacted_as-posted.pdf.

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below..

•
Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two (2) or twenty percent (20%) of the total members of the board, whichever is less, must be independent; and Section 22 of the Revised Corporation Code that corporations vested with public interest[1] shall have independent directors constituting at least 20% of such Board.
•
Director Independence Tests. There are differences between the director independence tests applied in PLDT’s corporate governance practice and those under the NYSE listing standards. In some cases, the independence tests set forth in the NYSE listing standards are more stringent than those under PLDT’s corporate governance practice, and in other cases the independence tests set forth in the NYSE listing standards are less stringent than those under PLDT’s corporate governance practice.
•
An example where the NYSE listing standards impose more stringent standards than PLDT’s corporate governance practices include the “auditor affiliation” test. In contrast to the NYSE listing standards, under PLDT’s By-Laws and Board Committee charters, present or previous affiliation or employment of a director’s immediate family member with the external auditor does not preclude a determination that such director is independent.
•
An example where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards is the “material relationship with the listed company” test. PLDT’s Manual on Corporate Governance (PLDT’s CG Manual) provides that a director who owns more than 2% of the shares of stock of PLDT, or whose relative is a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.
•
Meetings of non-management/independent directors. The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. PLDT’s CG Manual mandates that the Board shall hold executive sessions with the independent directors and non-executive directors, excluding executive directors, at least once a year and at such other times as the Board may deem necessary or appropriate, and that such executive sessions shall be presided by the chairman of the Governance, Nomination and Sustainability Committee, except if said chairman is an executive director, in which case, by an independent director or non-executive director designated by the Board.
•
Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our GNSC and our ECC are normally composed of five voting members, a majority of whom are normally independent directors.
•
The NYSE listing standards require the compensation committee to conduct an independent assessment with respect to any compensation consultant, legal counsel or other adviser that provides advice to the compensation committee. There is no such requirement under PLDT’s CG Manual.
•
Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual. All the members of PLDT’s AC are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests adopted pursuant to the CG Code for PLCs differ from those under the NYSE listing standards, as discussed above.

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/nyse-section-303a-11-disclosure-2023_1.pdf. This website does not form part of this annual report on Form 20-F.

[1] Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as:

“a) Corporations covered by Section 17.2 of Republic Act No. 8799, otherwise known as “The Securities Regulation Code,” namely those whose securities are registered with the Commission, corporations listed with an exchange or with assets of at least Fifty million pesos (Php50,000,000.00) and having two hundred (200) or more holders of shares, each holding at least one hundred (100) shares of a class of its equity shares;

b) Banks and quasi-banks, NSSLAs, pawnshops, corporations engaged in money service business, pre-need, trust and insurance companies, and other financial intermediaries; and

c) Other corporations engaged in business vested with public interest similar to the above, as may be determined by the Commission, after taking into account relevant factors which are germane to the objective and purpose of requiring the election of an independent director, such as the extent of minority ownership, type of financial products or securities issued or offered to investors, public interest involved in the nature of business operations, and other analogous factors.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

a)
Definitions. For purposes of this section:

Cybersecurity incident means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant’s information systems that jeopardizes the confidentiality, integrity, or availability of PLDT’s information systems or any information residing therein.

Cybersecurity threat means any potential unauthorized occurrence on or conducted through PLDT’s information systems that may result in adverse effects on the confidentiality, integrity, or availability of PLDT’s information systems or any information residing therein.

Information systems means electronic information resources, owned or used by PLDT, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of PLDT’s information to maintain or support PLDT’s operations.

b)
Cybersecurity Risk Management and Strategy

Our cybersecurity risk management program (Program) includes:

•
Information security risk assessment – We developed the Information Security Risk Management Standards (Risk Management Standards), which serve as our Company’s guidelines for performing information security risk assessments that are maintained by CSOG. They also serve as a guide for the conduct of risk assessments for third parties with business dealings with the PLDT Group, such as vendors, suppliers, and service providers. CSOG reviews the Risk Management Standards on an annual basis, taking into consideration the latest international standards in cybersecurity. The information security risk assessment includes, among others:

o
identifying material cybersecurity risks to which our systems are exposed, including exposure to breach in confidentiality, integrity and availability of personal data as defined under Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012;
o
analyzing the potential impact of the identified information security risk on our business operations;
o
classifying information security risks as a low, medium or high risk, based on the impact score and likelihood score provided in the Risk Management Standards; and
o
implementing risk treatment or mitigating actions necessary to address the identified information security risk.

In addition, all technologies, systems, platforms and network elements go through a security assessment by CSOG and must be approved by CSOG before they are implemented in order to ensure that all network elements meet our cybersecurity standards.

As part of our continuing efforts to improve security measures and fortify the network environment, PLDT Group has retained external cybersecurity experts to assist us in deploying the latest technology and adopting global best practices to detect and prevent cybersecurity attacks.

•
Cybersecurity incident response - CSOG, through its cybersecurity incident response team, is the central authority for managing security incidents. We developed the Information Security Incident Management Standards (Incident Management Standards), which are reviewed annually, as a guide in handling security incidents by establishing an incident handling capability through a centralized platform with sufficient expertise and equipped with rapid and secure communication facilities. The incident response plan is a set of documented procedures for identifying, responding to, and limiting the impact of information security incidents to the business. This document is the primary business-level documentation which reflects the corporation’s due care and due diligence on the handling of incidents, methods for response, and business criteria for the recovery and restoration of normal business operations after an incident. The Incident Management Standards lays down the stages of the incident management process to be followed upon the occurrence of a security incident. These are: (1) preparation; (2) identification; (3) remediation (e.g., containment, eradication and recovery); (4) incident closing and archiving; and (5) post-incident activities.

•
Cybersecurity awareness – Since all employees, consultants, and third parties with business dealings, directly or indirectly, with PLDT Group must comply with the Corporate Information Security Policy (CISP) and its supporting Standards and the Information Security Management System (ISMS) that implements the CISP, CSOG leads the organizational initiatives aimed at enhancing awareness of the CISP and ISMS. For this purpose, CSOG conducts an annual information security e-learning course which is mandatory for all employees and consultants. The course is intended to achieve the following objectives: (1) prevent and reduce threats that cannot be addressed by technical controls; (2) increase awareness on cyber security matters; (3) drive appropriate behavior and improve judgment on cyber risks; and (4) enable our people to become the Company’s first and last lines of defense, all with the aim of creating a sustainable culture of cybersecurity.

The Program is constantly reviewed for compliance with ISO 27001. At the same time, CSOG has adopted the Balanced Scorecard Framework (Balanced Scorecard) as a tool for measuring performance and effectiveness of security controls, as well as for alignment of CSOG objectives with the goals of the PLDT Group. The Balanced Scorecard is a strategic planning and management method designed to align business activities with the vision and strategy of the organization to improve internal and external communications, and monitor CSOG’s performance against the strategic goals of the entire organization, including financial stability, customer satisfaction, efficient internal processes, and continuous improvement and innovation in cybersecurity capabilities.

The Program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes with the enterprise risk management program, which are also applied to other legal, compliance, strategic, operational, and financial risk areas. This integration serves to align PLDT’s cybersecurity initiatives with the overall strategic objectives of the organization.

a)
Process for Assessing, Identifying, and Managing Material Risks from Cybersecurity Threats Pursuant to the Program

Assessment

CSOG, through its Risk Management Team, performs functional security risk assessments for projects (e.g., solutions, products, services, and their components) and enterprise (e.g., in response to incidents, intelligence threat information, and/or as part of planned scope and schedule) in accordance with the Risk Management Standards. Information security risk assessments are performed on all new technologies, systems, platforms, and network elements that:

1.
introduce and connect to any part of the Company network;
2.
use the services of external service providers;
3.
permit access to the Company’s critical systems either through internal or external users or system accounts; and
4.
grant access from external locations outside Company network.

In other words, all technologies, systems, platforms and network elements go through a security assessment by CSOG and must be approved by CSOG before they are implemented, whether it is merely proof-of-concept, for demonstration, or for production. Information security risk assessments on existing systems should be initiated and performed by CSOG based on emerging threats and risk.

Identification

Risks are identified based on the probable loss of confidentiality, integrity, and availability of information within the scope of the Company’s ISMS. Risks are categorized based on their impact on the following: (1) customer’s rights; (2) reputation; (3) technology; (4) finance; (5) people; and (6) governance. Once identified, risks are categorized as either high or low to arrive at the risk rating/score.

Results of risk assessment are documented in the Company’s Risk Register, which shall be the basis of the risk treatment.

Risks identified as part of information security risk assessment shall be treated according to the Company’s security requirements (risk appetite), taking into account business circumstances and level of threat. Treatment of information security risk shall primarily be via risk mitigation. In cases where the risk is difficult to mitigate and requires long-term efforts, we may (i) document acceptance of the risk by an appropriate senior management, (ii) cancel, postpone or modify the implementation of a project or initiative that gives rise to the risk or (iii) share the risk with external parties, such as joint venture partners, cloud service providers and other third-party service providers.

Management/Strategy

CSOG uses the Balanced Scorecard methodology/framework to ensure that cybersecurity efforts are not just technically proficient, but also contribute to the overall strategic objectives of the organization, including financial stability, customer satisfaction, efficient internal processes, and continuous improvement and innovation in cybersecurity capabilities. The Balanced Scorecard is reviewed annually or as necessary to keep up with the latest threats, technological advancements, and regulatory requirements.

See Section (b) above for more details.

Engagement of Third-Parties

The Company engages third-party service providers, such as, but not limited to assessors, consultants, and auditors, in connection with the processes described above. The Company has established its External Party Security Standards to ensure the confidentiality, integrity, and availability of information transmitted between PLDT Group and third parties are maintained, that hardware and software acquired from third parties do not compromise PLDT Group’s confidential and restricted information, and that security requirements are satisfied and maintained when the running of a particular environment or service is entrusted to a third party.

When entering into contracts, third parties must agree to PLDT Group’s security requirements as embodied in PLDT Group’s Cyber Security Clauses and CS Requirements set forth in the External Party Security Standards. All contracts are reviewed by CSOG before they are executed and we will conduct a risk assessment on the third party, including assessing their security posture and compliance with security requirements, before launching the project or implementing the solution. Through this process, we seek to ensure that we have the appropriate controls in place for any systems, solutions or platforms that are to be integrated with our internal network or system, or will involve the processing of personal data.

b)
Cybersecurity Incidents

Pursuant to Philippine laws, the Company has notified the relevant regulatory authorities that, in the second quarter of 2023, it experienced cybersecurity attacks on its network and systems and, with the help of leading cybersecurity experts here and abroad, the Company was able to contain the effects of such cybersecurity attacks on network and systems performance. Upon detection of the incidents, the Company immediately activated relevant security protocols, and worked around the clock to protect its network and systems. Therefore, such cybersecurity attacks did not have any material financial, legal, reputational or regulatory repercussions for the Company. See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business relies on secure network infrastructure and computer systems, and any successful cyber attacks against them, or the perception of such attacks, may materially adversely affect our operations, financial condition, results of operations and reputation.

The Company is analyzing and enhancing its network and systems to introduce further security measures, and fortify its network environment. Further, it has retained external cybersecurity experts to ensure that it deploys the latest technology, and adopts global best practices to detect and prevent cybersecurity attacks.

c)
Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated the responsibility for overseeing cybersecurity and other information technology risks to the Board’s Data Privacy and Information Security Committee (the Committee). This Committee gives strategic direction to governance functions relating to data privacy and information security matters and oversees management’s implementation of our Program.

The Committee receives quarterly reports from management on (a) our data privacy and information security risk profile, with a focus on known or emerging major risk exposures; (b) the level of compliance with regulatory requirements and internal policies and standards on data protection and information security; and (c) any significant gaps in our data protection and information security capabilities and the status of any initiatives to address those gaps. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential, and the steps or proposed steps taken by management to monitor and manage data privacy and information security risks, including adequacy of resources; training of the workforce; administrative, physical, and technical safeguards; and an incident management framework.

On the other hand, the Committee reports to the full Board on its activities including those related to cybersecurity. Further, the Committee reports and secures the full Board’s approval, at least annually, on the risk appetite and risk tolerance of our Company and the risk management objectives and strategies on data privacy and information security. The Committee also ensures that management, through its Chief Information Security Officer (CISO), reports to the full Board the level of our compliance with regulatory requirements and internal policies and standards on data protection and information security. Each year, the Committee also ensures that the CISO creates and implements continuing annual training programs for Directors to inform them of developments in the business and regulatory environments, including emerging risks relevant to data protection and information security.

Our CSOG, led by the CISO, is responsible for assessing and managing any material risks from cybersecurity threats. CSOG has primary responsibility for implementing and monitoring our Program and supervises both our internal cybersecurity personnel and our external cybersecurity consultants. The CISO, through the different pillars of CSOG (e.g., Governance, Security Management and Shared Services, Risk Management, Compliance, Internal Cyber Security Operations, and Special Operations Group), supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants; and alerts and reports produced by security tools deployed in the IT environment.

CSOG oversees and implements organizational initiatives aimed at creating a sustainable culture of cybersecurity, including, but not limited to, internal and external training programs for staff, technological upgrades in cybersecurity, and knowledge management practices in cybersecurity. Collectively, CSOG is equipped with the relevant experience and technical knowledge to perform its responsibilities in relation to cybersecurity.

The CISO is presently the PLDT Group CISO, as well as the Chief Information Security Advisor of Metro Pacific Investments Corporation. Previously, he served as the Chairman and Founding President of the Philippine Institute of Cyber Security Professionals and a former Chairman of the Philippine National Police Anti-Cybercrime Group National Advisory Council. He completed programs on cybersecurity conducted by the University of Oxford and Harvard University.

The CISO provides quarterly reports to the Committee on potential and existing cybersecurity risks identified by CSOG, remedial actions undertaken, and measures implemented to enhance PLDT Group’s cybersecurity posture. The Committee then reports such cybersecurity matters to the full Board. The CISO also directly provides the Board with quarterly reports on the implementation of the Group’s security measures.

PART III

Item 17. Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18. “Financial Statements” in lieu of Item 17.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as of December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 26, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the PLDT Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ SyCip Gorres Velayo & Co.

Makati City, Philippines

March 26, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as of December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the PLDT Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition
Description of the Matter

For the year ended December 31, 2023, the Group recognized revenues amounting to Php210,953 million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

Auditing the information technology (IT) systems used to capture accurate and complete information to recognize substantial amounts of the wireless and fixed line service revenues was especially challenging due to the significant volume of data and transactions processed through various systems and the heavy reliance on automated processes and controls over the capture, measurement and recording of transactions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the PLDT Group’s revenue recognition process, involving our IT professionals to assist us in evaluating the design and testing of the effectiveness of controls around the capture, measurement and recording of wireless and fixed line revenues. For example, we evaluated the design and tested the operating effectiveness of controls around access rights, system development, program changes and IT dependent business controls to establish that changes to the system were appropriately authorized, developed, and implemented including those over: setup of customer accounts, pricing data, segregation of duties and the linkage to usage data that drives revenue recognition.

To test revenue recognition, among other procedures, we compared the customer billing data to the details in the billing systems for wireless and fixed line postpaid revenues on a sample basis. We also tested the recognition of revenue based on actual usage and inspected the reconciliation of the ending balance of unearned income for prepaid revenues between the subledger and the general ledger.

Estimating useful lives of property and equipment
Description of the Matter

At December 31, 2023, the Group’s property and equipment amounted to Php287,103 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

Auditing the Group's estimated useful lives of property and equipment was complex and required significant judgment because the determination of the estimated useful lives considers a number of factors and assumptions including the collective assessment of industry practice, internal technical evaluation and experience with similar assets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s process of estimating the useful lives of property and equipment. For example, we tested controls over management’s assessment which includes consideration for industry data and practice, market outlook and other relevant data. To test whether the estimated useful life of property and equipment used by management was reasonable, our audit procedures included, among others, obtaining an understanding of the Group’s technology roadmap plan and strategy related to asset replacement and assessing the reasonableness by considering external sources such as telecommunication technology growth, changes in market demand and current economic and market outlooks. We assessed whether there were any potential sources of contrary information by performing benchmarking analysis on the estimated useful lives of property and equipment against other public companies within the telecommunication industry.

/s/ SyCip Gorres Velayo & Co.

We have served as the PLDT Group’s auditor since 2002.

Makati City, Philippines

March 26, 2024

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2023 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2023 and 2022

(in million pesos)

	2023	2022
ASSETS
Noncurrent Assets
Property and equipment (Notes 2, 9 and 21)	287,103	292,745
Right-of-use assets (Note 10)	32,717	28,863
Investments in associates and joint ventures (Note 11)	50,308	51,546
Financial assets at fair value through profit or loss (Note 27)	578	432
Debt instruments at amortized cost – net of current portion (Note 12)	395	596
Investment properties (Notes 13)	1,315	1,015
Goodwill and intangible assets (Note 14)	64,335	64,549
Deferred income tax assets – net (Note 7)	18,172	17,636
Derivative financial assets – net of current portion (Note 27)	96	81
Prepayments and other nonfinancial assets – net of current portion (Notes 2, 18, 24 and 25)	80,365	81,219
Contract assets – net of current portion (Note 5)	531	662
Other financial assets – net of current portion (Note 27)	3,481	3,489
Total Noncurrent Assets	539,396	542,833
Current Assets
Cash and cash equivalents (Note 15)	16,177	25,211
Short-term investments (Note 27)	391	383
Trade and other receivables (Note 16)	26,086	26,255
Inventories and supplies (Note 17)	3,340	3,568
Current portion of contract assets (Note 5)	1,387	1,571
Current portion of debt instruments at amortized cost (Note 12)	200	—
Current portion of prepayments and other nonfinancial assets (Notes 18 and 24)	13,215	15,364
Current portion of other financial assets (Notes 19 and 27)	320	206
	61,116	72,558
Assets classified as held-for-sale (Notes 9 and 10)	9,007	8,771
Total Current Assets	70,123	81,329
TOTAL ASSETS	609,519	624,162

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Note 19)	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)
Capital in excess of par value (Note 19)	130,312	130,312
Retained earnings (Note 19)	22,020	18,799
Other comprehensive loss (Note 6)	(42,212)	(35,482)
Total Equity Attributable to Equity Holders of PLDT	105,218	108,727
Noncontrolling interests (Note 19)	5,168	5,234
TOTAL EQUITY	110,386	113,961

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2023 and 2022

(in million pesos)

	2023	2022
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 20)	243,152	217,288
Lease liabilities – net of current portion (Note 10)	41,625	31,958
Deferred income tax liabilities – net (Note 7)	165	204
Derivative financial liabilities – net of current portion (Note 27)	12	190
Customers’ deposits (Note 27)	2,238	2,313
Pension and other employee benefits (Note 25)	5,661	1,745
Deferred credits and other noncurrent liabilities (Notes 5 and 21)	9,607	9,501
Total Noncurrent Liabilities	302,460	263,199
Current Liabilities
Accounts payable (Note 22)	81,014	105,187
Accrued expenses and other current liabilities (Notes 23 and 26)	88,750	93,545
Current portion of interest-bearing financial liabilities (Note 20)	11,646	32,292
Current portion of lease liabilities (Note 10)	5,921	10,477
Dividends payable (Note 19)	1,912	1,821
Current portion of derivative financial liabilities (Note 27)	1,021	960
Income tax payable	4,630	982
	194,894	245,264
Liabilities associated with assets classified as held-for-sale (Note 10)	1,779	1,738
Total Current Liabilities	196,673	247,002
TOTAL LIABILITIES	499,133	510,201
TOTAL EQUITY AND LIABILITIES	609,519	624,162

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2023, 2022 and 2021

(in million pesos, except earnings per common share amounts which are in pesos)

	2023	2022(1)	2021(1)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	201,832	195,344	184,680
Non-service revenues (Note 5)	9,121	9,018	7,506
	210,953	204,362	192,186
EXPENSES
Selling, general and administrative expenses (Notes 5 and 18)	81,876	84,476	77,686
Depreciation and amortization (Notes 9, 10 and 18)	58,441	98,631	52,072
Cost of sales and services (Note 5)	15,092	14,172	12,917
Asset impairment (Note 5)	4,432	6,044	4,942
Interconnection costs	10,418	6,104	3,698
	170,259	209,427	151,315
	40,694	(5,065)	40,871

OTHER INCOME (EXPENSES) – NET (Note 5)	(4,217)	19,097	(6,615)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	36,477	14,032	34,256

PROVISION FOR INCOME TAX (Note 7)	9,612	2,697	7,459
NET INCOME FROM CONTINUING OPERATIONS (Note 4)	26,865	11,335	26,797

NET LOSS FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	(41)	(600)	(121)
NET INCOME (Note 4)	26,824	10,735	26,676
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	26,614	10,485	26,367
Noncontrolling interests	210	250	309
	26,824	10,735	26,676
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	122.91	48.26	121.76
Diluted	122.91	48.26	121.76
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	123.10	51.03	122.32
Diluted	123.10	51.03	122.32

(1) To be comparable with 2023, certain amounts for the years ended December 31, 2022 and 2021 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations for further discussion.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2023, 2022 and 2021

(in million pesos)

	2023	2022	2021
NET INCOME	26,824	10,735	26,676
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	(23)	(207)	(329)
Net transactions on cash flow hedges:	(1,256)	(2,544)	(725)
Net fair value losses on cash flow (Note 27)	(1,674)	(3,228)	(967)
Income tax (benefit from income tax) related to fair value adjustments charged directly to equity (Note 7)	418	684	242
Fair value changes of financial assets at fair value through other comprehensive loss (Note 24)	—	—	(2)
Net other comprehensive loss to be reclassified to profit or loss in subsequent years	(1,279)	(2,751)	(1,056)
Actuarial gains (losses) on defined benefit obligations:	(5,469)	2,500	2,908
Remeasurement in actuarial gains (losses) on defined benefit obligations (Note 25)	(7,277)	3,332	3,879
Income tax related to remeasurement adjustments (Note 7)	1,808	(832)	(971)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 11)	3	(6)	23
Fair value adjustment on sale of property and equipment:	—	—	(108)
Fair value adjustment on sale of property and equipment	—	—	(144)
Income tax related to fair value adjustment on sale of property and equipment	—	—	36
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(5,466)	2,494	2,823
Total Other Comprehensive Income (Loss) – Net of Tax	(6,745)	(257)	1,767
Tax adjustments due to Corporate Recovery and Tax Incentives for Enterprises, or CREATE Act	—	—	(2,546)
TOTAL COMPREHENSIVE INCOME	20,079	10,478	25,897
ATTRIBUTABLE TO:
Equity holders of PLDT	19,884	10,218	25,582
Noncontrolling interests	195	260	315
	20,079	10,478	25,897

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2023, 2022 and 2021

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2023	510	1,093	(6,505)	—	130,312	—	18,799	(35,482)	108,727	5,234	113,961
Cash dividends (Note 19)	—	—	—	—	—	—	(23,393)	—	(23,393)	(25)	(23,418)
Total comprehensive income (loss):	—	—	—	—	—	—	26,614	(6,730)	19,884	195	20,079
Net income (Note 8)	—	—	—	—	—	—	26,614	—	26,614	210	26,824
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(6,730)	(6,730)	(15)	(6,745)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	—	—	(236)	(236)
Balances as at December 31, 2023	510	1,093	(6,505)	—	130,312	—	22,020	(42,212)	105,218	5,168	110,386

Balances as at January 1, 2022	510	1,093	(6,505)	—	130,312	—	34,243	(36,437)	123,216	4,249	127,465
Cash dividends (Note 19)	—	—	—	—	—	—	(25,338)	—	(25,338)	(58)	(25,396)
Total comprehensive income (loss):	—	—	—	—	—	—	10,485	(267)	10,218	260	10,478
Net income (Note 8)	—	—	—	—	—	—	10,485	—	10,485	250	10,735
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(267)	(267)	10	(257)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Transfer of pension	—	—	—	—	—	—	(83)	—	(83)	—	(83)
Closing of other comprehensive income (loss) cashflow hedges to retained earnings (Note 6)	—	—	—	—	—	—	(1,222)	1,222	—	—	—
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	714	—	714	1,019	1,733
Balances as at December 31, 2022	510	1,093	(6,505)	—	130,312	—	18,799	(35,482)	108,727	5,234	113,961

Balances as at January 1, 2021	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665
Treasury shares under employee benefit trust (Note 25)	—	—	—	21	—	—	—	—	21	—	21
Cash dividends (Note 19)	—	—	—	—	—	—	(17,776)	—	(17,776)	(84)	(17,860)
Total comprehensive income (loss):	—	—	—	—	—	—	26,367	(785)	25,582	315	25,897
Net income (Note 8)	—	—	—	—	—	—	26,367	—	26,367	309	26,676
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(785)	(785)	6	(779)
Equity reserves	—	—	—	—	—	(19)	—	—	(19)	—	(19)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(3)	(3)
Balances as at December 31, 2021	510	1,093	(6,505)	—	130,312	—	34,243	(36,437)	123,216	4,249	127,465

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023, 2022 and 2021

(in million pesos)

	2023	2022	2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	36,477	14,032	34,256
Loss before income tax and noncontrolling interest from discontinued operations (Note 2)	(41)	(523)	(102)
Net income before income tax (Note 4)	36,436	13,509	34,154
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	58,462	98,714	52,169
Interest on loans and other related items – net (Note 5)	9,990	9,112	8,900
Asset impairment (Note 5)	4,436	6,107	4,985
Accretion on lease liabilities (Notes 5, 10 and 28)	3,268	2,064	1,170
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	2,806	3,304	1,101
Pension benefit costs (Notes 5 and 25)	1,426	1,749	2,213
Incentive plan (Notes 5 and 25)	839	1,272	1,186
Accretion on financial liabilities (Notes 5 and 20)	409	375	239
Amortization of intangible assets (Notes 5 and 14)	221	228	2,822
Impairment of investments (Note 11)	70	50	60
Gains on dilution of shares (Note 11)	—	(660)	(826)
Income from prescription of preferred shares redemption liability (Note 19)	—	(7,839)	—
Gains on disposal of property and equipment (Notes 5 and 9)	(468)	(148)	(884)
Interest income (Note 5)	(1,017)	(653)	(656)
Foreign exchange losses (gains) – net (Notes 5 and 27)	(1,153)	4,685	3,890
Gains on derivative financial instruments – net (Notes 5 and 27)	(1,198)	(2,322)	(1,400)
Gain on sale and leaseback of telecom towers (Note 9)	(7,777)	(25,852)	—
Others	(1,024)	(2,324)	(2,254)
Operating income before changes in assets and liabilities	105,726	101,371	106,869
Decrease (increase) in:
Prepayments and other nonfinancial assets	10,264	12,218	(34,002)
Inventories and supplies	1,629	850	57
Trade and other receivables	952	(8,366)	(3,713)
Contract assets	101	(209)	(38)
Other financial and non-financial assets	156	208	(120)
Increase (decrease) in:
Customer's deposits	(75)	44	(101)
Accrued expenses and other current liabilities	(4,414)	(507)	(301)
Pension and other employee benefits	(5,174)	(6,847)	(3,846)
Accounts payable	(21,285)	(18,306)	29,382
Other noncurrent liabilities	(57)	(68)	(95)
Net cash flows generated from operations	87,823	80,388	94,092
Income taxes paid	(2,058)	(4,188)	(2,122)
Net cash flows from operating activities	85,765	76,200	91,970

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2023, 2022 and 2021

(in million pesos)

	2023	2022	2021
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	23,971	60,833	1,217
Maturity of short-term investments	440	8,700	2,518
Redemption of investment in debt securities (Note 12)	—	182	993
Disposal of financial assets at fair value through profit or loss	—	—	482
Collections from notes receivable	—	—	170
Disposal of investments in associates and joint ventures (Note 11)	—	2,458	359
Interest received	973	636	714
Payments for:
Purchase of property and equipment (Note 9)	(76,266)	(93,803)	(102,395)
Interest capitalized to property and equipment (Notes 5 and 9)	(2,169)	(1,748)	(1,582)
Acquisition of investments in associates and joint ventures (Note 11)	(1,636)	(3,514)	(1,754)
Purchase of short-term investments	(449)	(6,368)	(3,847)
Purchase of investment in debt securities (Note 12)	—	(173)	(404)
Settlements of notes receivable	—	(200)	—
(Increase) decrease in other financial and non-financial assets	18	(9)	(111)
Net cash flows used in investing activities	(55,118)	(33,006)	(103,640)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 20 and 28)	38,000	5,000	51,500
Availments of short-term debt (Notes 20 and 28)	—	16,000	—
Return of preferred shares redemption fund (Note 19)	—	7,839	—
Collections from derivative financial instruments (Notes 27 and 28)	—	87	—
Payments for:
Cash dividends (Notes 19 and 28)	(23,328)	(25,235)	(17,712)
Long-term debt (Notes 20 and 28)	(22,611)	(22,353)	(22,565)
Short-term debt (Notes 20 and 28)	(10,000)	(6,000)	—
Interest – net of capitalized portion (Notes 5, 20 and 28)	(9,715)	(9,013)	(8,922)
Obligations under lease liabilities (Notes 10 and 28)	(10,707)	(8,331)	(6,547)
Collection of derivative financial instruments (Notes 27 and 28)	(607)	—	(25)
Distribution charges on perpetual notes (Note 19)	(236)	(236)	(236)
Debt issuance costs (Notes 20 and 28)	(214)	(62)	(397)
Net cash flows used in financing activities	(39,418)	(42,304)	(4,904)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(263)	414	244
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,034)	1,304	(16,330)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 15)	25,211	23,907	40,237
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 15)	16,177	25,211	23,907

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc. which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation. While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on November 28, 1928, and another term of 50 years from
November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, a major shareholder then since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2023. NTT Communications and NTT DOCOMO are part of the group of companies of Nippon Telegraph and Telephone Corporation. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2023. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2023, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common stock.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to
150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2023. See Note 19 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 15.2 million ADSs outstanding as at December 31, 2023.

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

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Information on our structure is provided in Note 2 – Summary of Material Accounting Policies – Basis of Consolidation. Information on other related party relationships of the PLDT Group is provided in Note 24 – Related Party Transactions.

Our consolidated financial statements as at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 were approved and authorized by the Board of Directors on March 21, 2024 as reviewed by the Audit Committee on March 19, 2024.

Amendments to the By-Laws of PLDT

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provision of Republic Act No. 11232 which was approved by the Philippine SEC on September 9, 2022.

2.
Summary of Material Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, and investment properties that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2023 and 2022:

			2023		2022
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc.	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys(b)	Philippines	Software development and IT solutions services	—	50.7	—	50.7

(a)
Ceased commercial operations.
(b)
On July 29, 2022, PLDT Global Investments Holdings, Inc., or PGIH, acquired additional 227 common shares of Multisys Technologies Corporation, or Multisys, thereby increasing its ownership from 45.73% to 50.72%.

			2023		2022
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro(c)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(d)	Philippines	Investment company	67.0	—	67.0	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a) Ceased commercial operations.

(c) On February 2, 2022, the Philippine SEC approved the incorporation of Vitro, a wholly-owned subsidiary of ePLDT.

(d) Ceased commercial operations. On August 9, 2022, the Philippine SEC approved MIC’s application for amendment of its Articles of Incorporation to shorten its corporate term until September 30, 2023.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Corona Virus Disease, or COVID-19, Pandemic

On March 8, 2020, Presidential Proclamation No. 922 was issued, declaring a State of Public Health Emergency throughout the Philippines due to COVID-19. A series of presidential proclamations were issued by the Office of the President declaring state of calamity due to COVID-19 throughout the Philippines until December 31, 2022. In addition, laws were enacted through Republic Acts in response to the public health emergency brought by COVID-19.

These and other measures have affected and caused disruption to businesses and economic activities. We have taken steps to minimize the risk of exposure of our employees to the COVID-19. We have also rolled-out the vaccination program, which also covers booster doses, for our employees and their dependents and household members who were enrolled in the program.

On July 21, 2023, Proclamation No. 297, Series of 2023, was signed, lifting the State of Public Health Emergency throughout the Philippines due to COVID-19. All prior Orders, Memoranda, and issuances that were effective only during the State of Public Health Emergency are deemed withdrawn, revoked or cancelled and no longer in effect.

Total expenses related to our COVID-19 measures amounted to nil, Php450 million and Php942 million for the years ended December 31, 2023, 2022 and 2021, respectively.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating allowance for expected credit losses, Note 5 – Income and expenses – Contract balances and Note 10 – Leases.

Rebranding of Sun Subscribers to Smart

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers. The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management. As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million. The Sun Trademark was fully amortized as at July 2021.

On April 25, 2022, the Sun Postpaid subscribers were also rebranded to Smart Postpaid subscribers. This aims to provide a better postpaid experience, access to the fastest mobile data network, bigger packages and the latest devices to all Sun subscribers. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives.

Loss of Control of PLDT over Pacific Global One Aviation (PG1)

On February 28, 2022, PLDT signed a of Deed of Assignment under which investors led by Philex Mining Corporation, Metro Pacific Investment Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest of PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate. A gain on deconsolidation amounting to Php376.7 million was recognized as part of “Other Income (Expenses) – Net” in our consolidated income statements for the year ended December 31, 2022. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in PG1.

Investment of PGIH in PCEV

On March 22, 2022, the PGIH Board of Directors approved the investment of US$20 million in the common stock of PCEV at a subscription price of Php13 thousand per share to participate in the growth of the Maya Innovations Holdings Pte. Ltd., or MIH (formerly Voyager Innovations Holdings Pte. Ltd.), business.

On April 11, 2022, PGIH remitted US$20 million, or Php1,031 million, to PCEV as deposit for future subscription. On February 16, 2024, the Philippine SEC approved the capital increase of PCEV.

Investment in Class C and C2 Convertible Preference Shares in MIH

On April 7, 2022, PCEV participated in the new round of fundraise for MIH amounting to US$62 million Class C Convertible Preference Shares of MIH. Leading the round was the new investor SIG Venture Capital. Also participating in the round were the other existing shareholders Vision Investment Holdings Pte. Ltd., an entity indirectly controlled by Kohlberg Krans Roberts & Co., Inc., or KKR, Cerulean Investment Limited, an entity indirectly owned and controlled by Tencent Holdings Limited, or Tencent, International Finance Corporation, or IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDB Investments Pte. Ltd., EDBI, and investment holding company, First Pacific Ventures Limited. Thereafter, PCEV’s ownership in MIH was diluted from 38.45% to 36.82%.

MIH raised US$210 million in new funds propelling MIH’s valuation to nearly US$1.4 billion. MIH used the fresh funds to support the launch and acceleration of digital banking services powered by Maya Bank and other new services such as crypto, to be seamlessly integrated and offered across Maya’s consumer and enterprise platforms.

On August 12, 2022, a new investor signed a subscription agreement with MIH resulting in further dilution of PCEV's equity interest from 36.82% to 36.63%. See related disclosures on gain on dilution on Note 5 – Other Income (Expenses).

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. The subscription agreement covers the issuance of MIH’s class C2 convertible preferred shares, with an aggregate principal amount of US$80 million and issuance of warrants with an aggregate subscription amount of
US$32 million.

On the first closing, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$11.2 million, thereby increasing PCEV’s ownership in MIH from 36.63% to 36.97%. The amount of US$15 million or Php849 million for 6.7 million MIH class C2 convertible preferred shares remained outstanding as at December 31, 2023.

SBI’s Franchise Extended for another 25 Years

On April 8, 2022, the Philippine President approved Republic Act No. 11678, an act renewing for another 25 years the franchise granted to SBI from November 11, 2022 to November 11, 2047. This allows SBI to continue constructing, installing, establishing, maintaining, leasing and operating wire and/or wireless telecommunication systems throughout the Philippines.

Acquisition of Additional Interest in Multisys

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys from the existing holder, representing a 4.99% of interest, for a total consideration of Php248 million, of which Php100 million was paid on the same day. In August 2022, PGIH paid Php136 million and the balance of Php12 million is still outstanding as at December 31, 2023. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys, which is considered a controlling interest, and in accordance with the Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operation of Multisys. Consequently, the results of operations and financial position of Multisys are consolidated with the PLDT Group starting in the fourth quarter of 2022.

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Acquisition of Additional Interest in Multisys/Business Combination.

Proposed Investment in Radius Telecom, Inc., or Radius

On January 30, 2024, the Board of Directors of PLDT approved the proposed investment of PLDT in Radius by subscribing to 2,491,516 shares of common stock, representing a 34.9% equity interest for a total consideration of approximately Php2,116 million. This proposed investment is a strategic move to fortify PLDT’s market position and increase its market share through a harmonious integration of solution capabilities and market coverage. The closing of this transaction is subject to the satisfaction of closing conditions including completion of due diligence review and execution of definitive agreements.

Formation of a Digital Entity for the MVP Group of Companies, or MVP Group

On February 5, 2024, PLDT invested Php5 thousand for 5,000 shares in Limitless Growth Ventures Inc., or Limitless, to serve as a digital entity that will harness the data assets of the MVP Group and provide a platform for a Group-wide digitalization effort. This collaboration represents the first step in a collective effort to drive new opportunities for growth and value within the MVP Group. Limitless will be co-owned by PLDT and other companies within the MVP Group.

Limitless will use a tech platform that can enable the MVP Group to scale up and achieve seamless integration of services and capabilities. Further, payments and rewards systems are expected to be catalysts to empower the overall user experience.

On March 1, 2024, PLDT further invested Php210 million in Limitless for the subscription of 6 million common shares and a deposit for future stock subscription pending the Philippine SEC’s approval of Limitless’ proposed capital increase. On the same day, the other companies within the MVP Group invested Php140 million in Limitless for the subscription of 4 million common shares and a deposit for future stock subscription.

The total investment of PLDT in Limitless amounted to Php210 million representing 6 million common shares or 60% equity interest as at March 21, 2024.

Discontinued Operations

In 2022, ePLDT was in discussion to wind down certain of its subsidiaries. For the business exit plan, a cross functional team was created composed of employees and leaders from ePLDT and subsidiaries. The winding down of the business started in 2022 and was completed in 2023. Consequently, the operations of the discontinued ePLDT subsidiaries were classified as discontinued operations on the consolidated income statements.

The results of the operations of the discontinued ePLDT subsidiaries, net of intercompany transactions, for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(in million pesos)
Revenues	107	883	1,071
Expenses:
Compensation and employee benefits	128	556	460
Depreciation and amortization (Notes 3, 9 and 10)	21	83	97
Taxes and licenses	19	15	17
Repairs and maintenance	13	58	84
Professional and other contracted services	6	17	19
Cost of services	3	345	424
Insurance and security services	2	12	9
Communication, training and travel	2	12	14
Selling and promotions	—	2	12
Others	(2)	219	45
	192	1,319	1,181
Net operating loss	(85)	(436)	(110)

Other income (expenses):
Foreign exchange gains – net	4	2	9
Interest income	1	—	1
Financing costs	(2)	(7)	(12)
Others	41	(82)	10
	44	(87)	8
Loss before income tax from discontinued operations	(41)	(523)	(102)
Provision for income tax (Notes 3 and 7)	—	77	19
Loss after tax from discontinued operations (Note 8)	(41)	(600)	(121)
Loss per share (Note 8):
Basic – Loss from discontinued operations	(0.19)	(2.77)	(0.56)
Diluted – Loss from discontinued operations	(0.19)	(2.77)	(0.56)

As at December 31, 2023 and 2022, below are the assets and liabilities of the discontinued ePLDT subsidiaries, net of intercompany transactions, which are included in our consolidated statements of financial position:

	2023	2022
	(in million pesos)
Assets:
Cash and cash equivalents	109	240
Other financial assets	10	15
Short-term investments	9	9
Property and equipment (Notes 3 and 10)	—	11
Right-of-use assets (Notes 3 and 10)	—	77
Deferred income tax assets – net (Note 7)	—	1
Other assets	226	382
	354	735
Liabilities:
Accrued expenses and other current liabilities	224	498
Income tax payable	3	4
Accounts payable	2	108
Lease liabilities	—	110
Other liabilities	10	24
	239	744
Net assets (liabilities) directly associated with disposal group	115	(9)

The net cash flows generated by (used in) the discontinued ePLDT subsidiaries, net of intercompany transactions, for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Operating activities	(120)	(20)
Investing activities	31	4
Financing activities	(50)	(80)
Net effect of foreign exchange rate changes on cash and cash equivalents	8	—
Net cash outflows	(131)	(96)

New and Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following new and amended standards starting January 1, 2023.

•
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgments, Disclosure of Accounting Policies

The amendments provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by:

a)
Replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies; and
b)
Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to the Practice Statement provide non-mandatory guidance. The amendments have had an impact on the Group's disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the consolidated financial statements.

•
Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Accounting Estimates

The amendments introduce a new definition of accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments have no significant impact on our consolidated financial statements.

•
Amendments to IAS 12, Income Taxes, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense).

The amendments have no impact on our consolidated financial statements.

•
Amendments to IAS 12, International Tax Reform – Pillar Two Model Rules

The amendments to IAS 12 have been introduced in response to the Organization for Economic Cooperation and Development’s (OECD) Based Erosion Profit Shifting (BEPS) Pillar Two rules and include:

• A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

• Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception, applies immediately and retrospectively upon adoption of the amendments in June 2023.

Meanwhile, the disclosure of the current tax expense related to Pillar Two income taxes and the disclosures in relation to periods before the legislation is effective are required for annual reporting periods beginning on or after 1 January 2023.

The Pillar Two Model Rules apply to multinationals enterprises (MNEs) with annual consolidated revenues in excess of
Euro 750 million. The PLDT Group is in scope for Pillar Two Model Rules. However, it has yet to apply the temporary exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes in 2023 because the Group’s entities are operating in jurisdictions in which the Pillar Two legislation has not yet been enacted or substantially enacted. The PLDT Group is monitoring developments in the enactment of these legislations. We will disclose known or reasonably estimable information that will help users of the Group’s financial statements understand the Group's exposure to Pillar Two income taxes in which Pillar Two legislation has been enacted or substantially enacted, and will disclose separately Pillar Two current tax expense or income, when it is in effect.

•
IFRS 17, Insurance Contracts

IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply. The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by:

• A specific adaptation for contracts with direct participation features (the variable fee approach)

• A simplified approach (the premium allocation approach) mainly for short-duration contracts

The new standard had no impact on the Group’s consolidated financial statements.

Summary of Material Accounting Policies

The following is the summary of material accounting policies we applied in preparing our consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

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
Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument within the scope of IFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss. In accordance with IFRS 9, other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements of comprehensive income and consolidated statements of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statements. This is the profit or loss attributable to equity holders of the associate and net of the noncontrolling interest in the subsidiaries of the associate.

Joint Arrangements

When necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency. The Philippine Peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under the PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statements except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of PLDT Global and certain of its subsidiaries, and PGNL and certain of its subsidiaries is the U.S. Dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statements.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Assets Classified as Held-for-Sale

We classify assets as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held-for-sale.

Assets and liabilities classified as held-for-sale are presented separately as current items in the consolidated statements of financial position.

Additional disclosures are provided in Note 9 – Property and Equipment – Sale and Leaseback of Telecom Towers and
Note 10 – Leases. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets. We classify our financial assets into the following measurement categories:

•
Financial assets measured at amortized cost;
•
Financial assets measured at FVPL;
•
Financial assets measured at financial instruments at fair value through other comprehensive income, or FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•
Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed. Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated. Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows. Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in Other income (expenses) – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset. Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, portions of short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2023 and 2022. See Note 12 – Debt Instruments at Amortized Cost, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value. Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest. Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred. Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at December 31, 2023 and 2022. See Note 27 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities are subsequently measured at amortized cost, except for the following:

•
Financial liabilities measured at FVPL;
•
Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•
Financial guarantee contracts;
•
Commitments to provide a loan at a below-market interest rate; and
•
Contingent consideration recognized by an acquirer in accordance with IFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•
If a host contract contains one or more embedded derivatives; or
•
If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include derivative financial liabilities and liability from redemption of preferred stock as at December 31, 2023 and 2022. See Note 19 – Equity – Redemption of Preferred Stock, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable, certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2023 and 2022. See Note 10 – Leases,
Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities,
Note 22 – Accounts Payable, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets. Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated. We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•
A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•
A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•
There is a change in measurement on credit exposures measured at FVPL.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts; and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. We assess that it has a currently enforceable right of offset if the right is not contingent on a future event and is legally enforceable in the normal course of business, event of default, and event of insolvency or bankruptcy of the Group and all of the counterparties.

Impairment of Financial Assets

We recognize expected credit losses, or ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

ECLs are measured in a way that reflects the following:

•
An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•
The time value of money; and
•
Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs representing the ECLs that result from all possible default events within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred. For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss Allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date. A financial asset is considered to have low credit risk if:

•
The financial instrument has a low risk of default;
•
The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•
Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•
Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;
•
Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•
Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;
•
Impacts on the measurement of ECL due to changes made to models and assumptions;
•
Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•
Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off Policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. We write-off an account when all of the following conditions are met:

•
The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a)
No properties of the counterparty could be attached
b)
The whereabouts of the client cannot be located
c)
It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d)
Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•
Expanded credit arrangement is no longer possible;
•
Filing of legal case is not possible; and
•
The account has been classified as ‘Loss’.

Simplified Approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’. We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statements.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statements.

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

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statements when the hedged transaction affects our consolidated income statements, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statements. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap, and long-term foreign currency options agreement to hedge our foreign exchange exposure on certain outstanding loan balances. See Note 27 – Financial Assets and Liabilities.

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

The residual values, the estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in our consolidated income statements when the asset is derecognized.

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

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the contract lease term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment and right-of-use asset. The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense. See Note 10 – Leases and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

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

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

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

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill and intangible assets with indefinite useful life, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statements. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment,
Note 10 – Leases and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statements. See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, assets classified as held-for-sale and non-financial assets such as investment properties and pension plan assets, at fair value at each reporting date. The fair values of investment properties are disclosed in Note 13 – Investment Properties. The fair values of the pension plan assets are disclosed in Note 25 – Pension and Other Employee Benefits. The fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or
(ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

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

Revenues from contracts with customers

The disclosures of significant accounting judgments, estimates and assumptions relating to revenues from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

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

Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

i.
Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart Signature and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, TNT and SmartBro. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected expiry of airtime load in proportion to the pattern of rights exercised by the customer if we expect to be entitled to that expired amount. If we do not expect to be entitled to an expired amount based on historical experience with the customers, then we recognize the expected expired amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided. In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

ii.
Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component) and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation. Stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation. We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Activation services and installation services for voice and data services that are not a distinct performance obligation are considered together with monthly voice and data services as a single performance obligation, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered. On the other hand, custom-built installation services provided to data services subscribers are considered a distinct separate performance obligation and is recognized when services are rendered.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

Through our customer loyalty program called Giga Points, points are earned through subscription of promo, purchase of load, and payment of bill for postpaid subscribers. Points are also earned through other activities such as daily login in the Giga App. These points can be used to redeem items such as giga promos, bill rebates, content subscription, discounts, exclusive tickets, and more.

Our contract with customer for revenue-related activity includes a promise to provide future telco services or rights to third-party services in the form of earning points. We consider this revenue-related earning as performance obligation and the transaction price is allocated to each performance obligation. For earnings on non-revenue activity, we recognize a financial liability upon redemption of the points from third party partners.

iii.
International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month. We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic. We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.
Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers. The amount of revenue recognized is net of content provider’s share in revenue. Revenue is recognized at a point in time upon service availment. We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized over the period that the services are performed.

Subscriber Contract Costs

Costs to obtain a contract with customers, such as commission, and costs to fulfill the contract, such as installation and Customer Premises Equipment (CPE) costs, are capitalized if we expect to recover those costs. These subscriber contract costs are stated at cost net of accumulated amortization and impairment losses. Subscriber contract costs are amortized on a systematic basis consistent with the pattern of transfer of goods and services to which the assets relates.

The amortization of cost to obtain and cost to fulfill are presented as part of selling and promo, and depreciation and amortization, respectively, in the consolidated income statements.

Impairment losses are recognized to the extent that the carrying amount of the subscriber contract costs exceed the net of (i) remaining amount of consideration that we expect to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under Republic Act No. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and some of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•
Service cost;
•
Net interest on the net defined benefit asset or obligation; and
•
Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net defined benefit asset is recognized as part of “Prepayments, net of current portion” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart maintains a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart accounts for its obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statements.

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

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statements.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method. See Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Leases

We assess at contract inception whether the contract is, or contains, a lease that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

•
ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. ROU assets are subject to impairment. Refer to the accounting policies in Impairment of non-financial assets section.

•
Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option if reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

As a Lessor. Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the bases as rental income.

Sale and Leaseback. If we transfer an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of IFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

For transfer of an asset that satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by us. Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds. We account for the financial liability applying IFRS 9.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statements. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. Unless the possibility of an outflow of resources embodying economic benefits is probable and measurable, they are disclosed in the notes to our consolidated financial statements. On the other hand, contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Segment Information

PLDT and its subsidiaries are organized into three business segments. Such business segments are the bases upon which we report our primary segment information. Financial information on business segments is presented in Note 4 – Operating Segment Information.

Events After the End of the Reporting Period

Post reporting period events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post reporting period events that are classified as non-adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in our consolidated income statements as required or permitted by IFRS.

Standards Issued But Not Yet Effective

The standards that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below. We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2024

•
Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, Supplier Finance Arrangements

The amendments clarified the characteristics of supplier finance arrangements which involve one or more finance providers paying amounts an entity owes to its suppliers. Different terms are used to describe these arrangements, such as supply chain finance, payables finance and reverse factoring arrangements. Arrangements that are solely credit enhancements for the entity. Similarly, instruments used to settle the amounts owed directly with a supplier, for example, credit cards, are not supplier finance arrangements.

The amendments required an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including:

a.
Terms and conditions;
b.
Carrying amount of supplier finance arrangement financial liabilities and the line items in which those liabilities are presented;
c.
Carrying amounts of financial liabilities and the line items, for which the finance providers have already settled the corresponding trade payables;
d.
The range of payment due dates for financial liabilities owed to the finance providers and for comparable trade payables that are not part of those arrangements; and

e.
The type and effect of non-cash changes in the carrying amounts of supplier finance arrangement financial liabilities, which prevent the carrying amounts of the financial liabilities from being comparable.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. We are currently assessing the impact the amendments will have on current practice.

•
Amendments to IAS 1, Classification of Liabilities as Current or Noncurrent
•
Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

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

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements. Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services. A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years). Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

•
We are primarily responsible for fulfilling the promise to provide the specified equipment;
•
We bear inventory risk on our inventory before it has been transferred to the customer;
•
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation. For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time. For the device, which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component. The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective. Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.
How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.
The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio and those sales are more than insignificant in value, of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•
Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

a.
The counterparty is experiencing financial difficulty or is insolvent;
b.
The counterparty is in breach of financial covenant(s);
c.
An active market for that financial assets has disappeared because of financial difficulties;
d.
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.
Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under the PLDT Group is the Philippine Peso, except for PLDT Global and certain of its subsidiaries, and PGNL and certain of its subsidiaries which use the U.S. Dollar.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets from continuing operations in our consolidated income statements amounted to
Php6,898 million, Php5,661 million and Php5,330 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to Php19 million, Php55 million and Php58 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total lease liabilities amounted to Php47,546 million and Php42,435 million as at December 31, 2023 and 2022, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 10 – Leases and Note 27 – Financial Assets and Liabilities.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in IFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed in 2024. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

See related discussion on Note 9 – Property and Equipment and Note 10 – Leases.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank HoldCos) requires affirmative vote of at least one director nominated by both PCEV and MIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted for as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Assessment of loss of control over PG1

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period. Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control. When PLDT has less than majority of the voting rights or similar rights to an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the acquired equity interest of Philex Mining Corporation, MPIC, and Roxas Holdings, Inc. in PG1, PLDT’s ownership interest was diluted to 47.6%. In addition, PG1 appointed a new director bringing the total number of PG1 directors to nine. PLDT retained four out of nine total board seats. Consequently, as at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as investment in associate. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PLDT in PG1.

As at December 31, 2023 and 2022, PLDT holds 47.6% interest over PG1.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare on May 30, 2016. See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare. Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the
(i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in
IFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each has the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. See Note 11 – Investments in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2023 and 2022.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2023 and 2022.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Subscriber contract costs

Subscriber contract costs are costs to obtain (i.e., commissions) and costs to fulfill (i.e., installation and CPE costs) in relation to the services we provide to our subscribers. We assessed that these subscriber contract costs are incremental in obtaining and fulfilling our performance obligations. Accordingly, we capitalized subscriber contract costs and amortized as expense over the average customer relationship period.

We apply judgment to estimate the amortization period of subscriber contract costs. As part of our annual evaluation of the average customer relationship period, our reassessment resulted to a shorter amortization period with a range of 3-6 years for certain types of subscriber contracts brought by the effect of COVID-19 pandemic given the dynamic nature of subscriber behavior and market condition..

The change in amortization period reflects the expected timing of transfer of the services to our subscribers. This was accounted for prospectively as a change in accounting estimate, thereby resulting in additional charges to profit or loss amounting to Php13,924 million in 2023. Further details on subscriber contract costs are disclosed in
Note 18 – Prepayments and Other Non-Financial Assets.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable. IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php47,546 million and Php42,435 million as at December 31, 2023 and 2022, respectively. See Note 10 – Leases.

Impairment of non-financial assets

IFRS IAS 36 requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the VIU of the CGUs to which these assets are allocated. The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See
Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 13 – Investment Properties,
Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2019, the most significant of which were the 2G technology-related equipment. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million and Php1,397 million for the years ended
December 31, 2022 and 2021, respectively.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2020, the most significant of which are the 3G technology-related equipment. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting to low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result to further re-assessment of the estimated useful life, or EUL for the 3G technology assets. As a result, Smart recognized additional depreciation expense of Php9,421 million and Php1,406 million for the years ended December 31, 2022 and 2021, respectively.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements. As a result, Smart recognized additional depreciation expense of Php1,138 million in 2021.

In 2022, Smart conducted an enterprise-wide network asset physical verification activity wherein certain assets have been identified, which are expected not to be utilized moving forward. As a result, Smart recognized additional depreciation expense of Php3,044 million for the year ended December 31, 2022.

In 2022, certain software and related services were upgraded as a result of IT system updates for the data link repository program of the data transformation. These replaced software and services that are expired which support various projects like e-load, rating and Online Charging System, System Application Products, value-added services and software and services related to Trident. As a result, we recognized additional depreciation expense of Php2,122 million for the year ended December 31, 2022.

In 2022, PLDT embarked on the re-development of its Makati Offices to transform both Ramon Cojuangco Building and Makati General Office into a modern, ecologically sustainable, and open campus-type headquarters. Part of the renovation is the moveout and modernization of network equipment. As a result, PLDT and Smart recognized additional depreciation expense of Php1,798 million and Php46 million, respectively, in 2022.

In addition, PLDT accelerated the depreciation of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. The following are the 2022 PLDT initiatives:

•
PLDT have stopped selling copper facilities to subscribers and stopped investing on infrastructure relating to Vectored Very High-Speed Digital Subscribers, or VVDSL, and migrating to Fiber Optic facilities as new offering to new subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php9,711 million in 2022.
•
PLDT upgraded and strengthened fiber optic cables to improve reach, capacity and network compatibility with higher bandwidth transport equipment by replacing the old existing aerial and underground fiber cables that no longer meet subscribers’ needs. As a result, PLDT recognized additional depreciation expense amounting to Php3,215 million in 2022.
•
PLDT replaced the legacy Optical Line Terminal, or OLT, to provide higher capacity fiber access equipment for internet connectivity. As a result, PLDT recognized additional depreciation expense amounting to Php786 million in 2022.
•
Both PLDT and Smart upgraded and expanded some key core network equipment and facilities for more flexibility and better equipped for other functionalities. As a result, PLDT and Smart recognized additional depreciation expenses amounting to Php525 million and Php1,334 million, respectively, in 2022.
•
Furthermore, both PLDT and Smart laid out the Transport Network Transformation, a new system that improves reliability, footprint and operational simplicity for existing and incoming fixed and wireless subscribers. This replaced the legacy network system that resulted in PLDT and Smart recognizing additional depreciation expenses amounting to Php14,128 million and Php5,074 million, respectively, in 2022.

In 2023, PLDT and Smart increased the estimated useful life of Information Technology assets and general computers and peripherals, due to technology advancement allowing extended warranty and Maintenance Agreement for hardware and services from vendor. Had the affected assets been depreciated using the original Estimated Useful Life, or EUL, the depreciation would have been higher by Php546 million for PLDT and Php50 million for Smart for the year ended
December 31, 2023.

In 2023, Smart increased the estimated useful life of Self-Supporting Tower due to cost-effective structure to transport allowing future expansion and upgrade of mounting antennas and designed for durability and resistance to withstand the elements which allowing longer warranty from vendor. Had the affected assets been depreciated using the original EUL, the depreciation amounting to Php338 million for the year ended December 31, 2023.

The total depreciation and amortization of property and equipment from continuing operations amounted to
Php51,543 million, Php92,970 million and Php46,742 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to Php2 million, Php28 million and Php39 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php287,103 million and Php292,745 million as at
December 31, 2023 and 2022, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php221 million, Php228 million and
Php2,822 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,174 million and Php1,388 million as at December 31, 2023 and 2022, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique while the valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php817 million and Php748 million as at December 31, 2023 and 2022, respectively. Total consolidated provision for deferred income tax amounted to Php1,648 million and Php2,348 million for the years ended December 31, 2023 and 2021, respectively, while total consolidated benefit from deferred income tax amounted to Php4,175 million for the year ended December 31, 2022. Total consolidated recognized net deferred income tax assets amounted to Php18,172 million and Php17,636 million as at December 31, 2023 and 2022, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for ECLs

a.
Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•
Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR. The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and
•
Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.
Inputs, assumptions and estimation techniques
•
General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. We consider the impact of the COVID-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under general approach are measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experience with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.

•
Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macroeconomic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconomic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes based on the current and projected economic conditions.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to
Php4,119 million, Php5,126 million and Php3,694 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued operations amounted to Php4 million, Php30 million and Php43 million for the years ended December 31, 2023, 2022 and 2021, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php26,086 million and Php26,255 million as at December 31, 2023 and 2022, respectively.
See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Total impairment losses on contract assets amounted to Php224 million, Php227 million and Php253 million for the years ended December 31, 2023, 2022 and 2021, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,918 million and Php2,233 million as at December 31, 2023 and 2022, respectively. See Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, The Group of Twenty, or G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.
Retail subscribers;
b.
Corporate subscribers;
c.
Foreign administrations and domestic carriers; and
d.
Dealers, agents and others

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs from continuing operations amounted to Php1,426 million, Php1,743 million and Php2,213 million for the years ended December 31, 2023, 2022 and 2021, respectively, while that from discontinued

operations amounted to nil, Php6 million and nil for the years ended December 31, 2023, 2022 and 2021, respectively. The prepaid benefit costs amounted to Php917 million and Php1,598 million as at December 31, 2023 and 2022, respectively. The accrued benefit costs amounted to Php3,541 million and Php482 million as at December 31, 2023 and 2022, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and
Note 25 – Pension and Other Employee Benefits.

Transformation Incentive Plan, TIP

The TIP, which was approved by the PLDT Board of Directors in 2017, was intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to our strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the Executive Compensation Committee or ECC.

Long-term Incentive Plan, LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, which intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the company’s performance in various environmental, social, and governance (ESG) materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and GHG emissions, employee and customer welfare, diversity and inclusion, cyber security and data privacy, and business ethics. Cycle 1 covers performance period from 2022 to 2024 and payout will be based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php839 million and Php1,272 million for the years ended December 31, 2023 and 2022, respectively, and the expense accrued for TIP amounted to Php1,186 million for the year ended
December 31, 2021.

The accrued incentive payable amounted to Php2,182 million and Php1,294 million as at December 31, 2023 and 2022, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,164 million and Php1,514 million as at December 31, 2023 and 2022, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management’s assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2023 amounted to Php3,571 million and
Php233,845 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2022 amounted to Php3,851 million and Php203,459 million, respectively. See
Note 27 – Financial Assets and Liabilities.

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

For management purposes, we are organized into business units based on our products and services. We have three reportable operating segments as follows:

•
Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global;
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT and its subsidiaries; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies.

See Note 2 – Summary of Material Accounting Policies for further discussion.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS. The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2023, 2022 and 2021, and as at December 31, 2023 and 2022 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2023
Revenues
External customers	103,718	107,235	—	—	210,953
Service revenues	94,994	106,838	—	—	201,832
Non-service revenues	8,724	397	—	—	9,121
Inter-segment transactions	683	13,499	—	(14,182)	—
Service revenues	683	13,498	—	(14,181)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	104,401	120,734	—	(14,182)	210,953
Results
Depreciation and amortization	31,498	36,855	—	(9,912)	58,441
Asset impairment	648	3,784	—	—	4,432
Interest income	720	324	7	(35)	1,016
Equity share in net losses of associates and joint ventures	—	(595)	(2,211)	—	(2,806)
Financing costs – net	9,034	6,824	—	(2,103)	13,755
Provision for income tax	5,537	4,015	1	59	9,612
Net income (loss) / Segment profit (loss)	17,522	26,473	(2,270)	(14,901)	26,824
Continuing operations	17,522	26,514	(2,270)	(14,901)	26,865
Discontinued operations (Notes 2 and 8)	—	(41)	—	—	(41)
Assets and liabilities
Operating assets	291,140	260,220	13,415	(23,736)	541,039
Investments in associates and joint ventures	41	42,709	7,558	—	50,308
Deferred income tax assets – net	5,356	11,270	53	1,493	18,172
Total assets	296,537	314,199	21,026	(22,243)	609,519
Operating liabilities	233,237	279,660	1,883	(15,812)	498,968
Deferred income tax liabilities	—	165	—	—	165
Total liabilities	233,237	279,825	1,883	(15,812)	499,133
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)	36,797	48,286	—	—	85,083

(1) Net of additions subject to sale and leaseback from tower companies.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2022
Revenues
External customers	103,482	100,880	—	—	204,362
Service revenues	95,060	100,284	—	—	195,344
Non-service revenues	8,422	596	—	—	9,018
Inter-segment transactions	792	26,930	—	(27,722)	—
Service revenues	792	26,930	—	(27,722)	—
Non-service revenues	—	—	—	—	—
Total revenues	104,274	127,810	—	(27,722)	204,362

Results
Depreciation and amortization	52,660	55,707	—	(9,736)	98,631
Asset impairment	1,173	4,870	1	—	6,044
Interest income	451	202	14	(14)	653
Equity share in net losses of associates and joint ventures	—	(253)	(3,051)	—	(3,304)
Financing costs – net	8,349	6,100	—	(2,690)	11,759
Provision for (benefit from) income tax	3,793	(1,102)	(134)	140	2,697
Net income (loss) / Segment profit (loss)	15,104	16,166	(2,669)	(17,866)	10,735
Continuing operations	15,104	16,766	(2,669)	(17,866)	11,335
Discontinued operations (Notes 2 and 8)	—	(600)	—	—	(600)

Assets and liabilities
Operating assets	310,549	257,976	10,768	(24,313)	554,980
Investments in associates and joint ventures	40	43,304	8,202	—	51,546
Deferred income tax assets – net	6,871	9,280	53	1,432	17,636
Total assets	317,460	310,560	19,023	(22,881)	624,162
Operating liabilities	246,170	272,489	1,630	(10,292)	509,997
Deferred income tax liabilities	—	204	—	—	204
Total liabilities	246,170	272,693	1,630	(10,292)	510,201

Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)	46,636	50,174	—	—	96,810

(1) Net of additions subject to sale and leaseback from tower companies.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)

December 31, 2021
Revenues
External customers	105,492	86,694	—	—	192,186
Service revenues	98,512	86,168	—	—	184,680
Non-service revenues	6,980	526	—	—	7,506
Inter-segment transactions	1,127	29,298	—	(30,425)	—
Service revenues	1,127	29,290	—	(30,417)	—
Non-service revenues	—	8	—	(8)	—
Total revenues	106,619	115,992	—	(30,425)	192,186

Results
Depreciation and amortization	40,459	22,042	—	(10,429)	52,072
Asset impairment	1,241	3,700	1	—	4,942
Interest income	355	274	26	—	655
Equity share in net gains (losses) of associates and joint ventures	-	103	(1,204)	—	(1,101)
Financing costs – net	(7,551)	(6,017)	-	3,166	(10,402)
Provision for (benefit from) income tax	3,366	4,084	(270)	279	7,459
Net income (loss) / Segment profit (loss)	9,434	26,146	384	(9,288)	26,676
Continuing operations	9,434	26,267	384	(9,288)	26,797
Discontinued operations (Notes 2 and 8)	—	(121)	—	—	(121)

Assets and liabilities
Operating assets	299,513	285,083	7,351	(32,368)	559,579
Investments in associates and joint ventures	39	43,519	9,806	—	53,364
Deferred income tax assets – net	4,695	8,433	(81)	338	13,385
Total assets	304,247	337,035	17,076	(32,030)	626,328
Operating liabilities	213,219	293,162	1,023	(8,710)	498,694
Deferred income tax liabilities	—	169	—	—	169
Total liabilities	213,219	293,331	1,023	(8,710)	498,863

Other segment information
Capital expenditures, including capitalized interest (Note 9)	36,898	52,085	—	—	88,983

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
		(in million pesos)
Wireless services
Service revenues:
Mobile	93,365	93,029	95,619
Home broadband	1,629	2,028	2,889
MVNO and others	—	3	4
	94,994	95,060	98,512
Non-service revenues:
Sale of mobile handsets and broadband data modems	8,724	8,422	6,980
Total wireless revenues	103,718	103,482	105,492
Fixed line services
Service revenues:
Voice	25,160	22,249	20,222
Data	81,509	77,889	65,796
Miscellaneous	169	146	150
	106,838	100,284	86,168
Non-service revenues:
Sale of computers, phone units and SIM cards	395	495	454
Point-product-sales	2	101	72
	397	596	526
Total fixed line revenues	107,235	100,880	86,694
Total revenues	210,953	204,362	192,186

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2023, 2022 and 2021.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the years ended
December 31, 2023, 2022 and 2021:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2023
Type of good or service
Service revenue	95,677	120,336	—	(14,181)	201,832
Non-service revenue	8,724	398	—	(1)	9,121
Total revenues from contracts with customers	104,401	120,734	—	(14,182)	210,953

Timing of revenue recognition
Transferred over time	95,677	120,336	—	(14,181)	201,832
Transferred at a point time	8,724	398	—	(1)	9,121
Total revenues from contracts with customers	104,401	120,734	—	(14,182)	210,953

December 31, 2022
Type of good or service
Service revenue	95,852	127,214	—	(27,722)	195,344
Non-service revenue	8,422	596	—	—	9,018
Total revenues from contracts with customers	104,274	127,810	—	(27,722)	204,362

Timing of revenue recognition
Transferred over time	95,852	127,214	—	(27,722)	195,344
Transferred at a point time	8,422	596	—	—	9,018
Total revenues from contracts with customers	104,274	127,810	—	(27,722)	204,362

December 31, 2021
Type of good or service
Service revenue	99,639	115,458	—	(30,417)	184,680
Non-service revenue	6,980	534	—	(8)	7,506
Total revenues from contracts with customers	106,619	115,992	—	(30,425)	192,186

Timing of revenue recognition
Transferred over time	99,639	115,458	—	(30,417)	184,680
Transferred at a point time	6,980	534	—	(8)	7,506
Total revenues from contracts with customers	106,619	115,992	—	(30,425)	192,186

Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at
December 31, 2023, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php40,487 million, of which we expect to recognize approximately 56% in 2024 and 44% in 2025 and onwards. As at December 31, 2022, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php47,049 million, of which we recognized approximately 55% in 2023 and expect to recognize 45% in 2024 and onwards.

Contract Balances

Contract balances as at December 31, 2023 and 2022 consists of the following:

	2023	2022
		(in million pesos)
Trade and other receivables (Note 16)	43,301	39,916
Contract assets	1,960	2,278
Contract liabilities and unearned revenues (Notes 21 and 23)	18,895	17,114

The increase in gross trade and other receivables of Php3,385 million as at December 31, 2023 was primarily due to lower group collection rate.

The decrease of Php318 million in contract assets as at December 31, 2023 was due to more subscribers availing devices with cash out or amortization resulting to lower IFRS adjustment.

The increase of Php1,781 million in contract liabilities and unearned revenues as at December 31, 2023 was mainly due to installation fees charged for new contracts.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the years ended
December 31, 2023, 2022 and 2021.

	2023	2022	2021
		(in million pesos)
Balances at beginning of the year	45	55	92
Provisions	(3)	4	32
Reclassification	—	(14)	(69)
Balances at end of the year	42	45	55

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
		(in million pesos)
Balances at beginning of the year	17,114	13,621	9,571
Deferred during the year	135,982	123,218	138,346
Recognized as revenue during the year	(134,201)	(119,725)	(134,296)
Balances at end of the year	18,895	17,114	13,621

The contract liabilities and unearned revenues accounts as at December 31, 2023 and 2022 are as follows:

	2023	2022
		(in million pesos)
Unearned revenues from prepaid contracts	6,864	5,842
Leased facilities	4,851	4,938
Short-term advances for installation services	5,004	4,180
Advance monthly service fees	2,152	2,136
Long-term advances from equipment	24	18
Total contract liabilities and unearned revenues	18,895	17,114

Contract liabilities:
Noncurrent (Note 21)	300	204
Current (Note 23)	16	5

Unearned revenues:
Noncurrent (Note 21)	7,906	7,411
Current (Note 23)	10,673	9,494

Unearned revenues on leased circuits pertain to prepayments for various leased circuit contracts. See Note 24 – Related Party Transactions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Repairs and maintenance (Notes 13, 17 and 24)	30,186	28,923	24,569
Compensation and employee benefits	24,644	29,256	24,884
Professional and other contracted services (Note 24)	9,077	8,828	8,352
Selling and promotions (Notes 18 and 24)	8,037	6,558	6,704
Taxes and licenses	5,215	4,044	4,314
Rent (Notes 10 and 24)	1,372	2,031	2,240
Insurance and security services (Note 24)	1,344	1,576	1,730
Communication, training and travel (Note 24)	1,229	1,467	963
Amortization of intangible assets (Note 14)	221	228	2,822
Other expenses	551	1,565	1,108
Total selling, general and administrative expenses	81,876	84,476	77,686

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Salaries and other employee benefits	20,358	21,213	21,216
MRP	2,021	5,028	269
Pension benefit costs (Note 25)	1,426	1,743	2,213
Incentive plan (Note 25)	839	1,272	1,186
Total compensation and employee benefits	24,644	29,256	24,884

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

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Cost of mobile handsets, broadband data modems and devices	10,509	9,775	8,286
Cost of services	4,144	3,143	3,068
Cost of point-product-sales	439	1,254	1,563
Total cost of sales and services	15,092	14,172	12,917

Asset Impairment

Asset impairment for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Trade and other receivables (Note 16)	4,119	5,126	3,694
Contract assets	224	227	253
Inventories and supplies (Note 17)	89	408	847
Property and equipment (Note 9)	—	282	148
Prepayments and other nonfinancial assets	—	1	—
Total asset impairment	4,432	6,044	4,942

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Gain on sale and leaseback of telecom towers – gross of expenses (Note 9)	7,777	25,852	—
Gains on derivative financial instruments – net (Note 27)	1,198	2,322	1,400
Foreign exchange gains (losses) – net	1,149	(4,687)	(3,899)
Interest income	1,016	653	655
Gain on sale of property and equipment	468	148	884
Income from prescription of preferred shares redemption liability (Note 19)	—	7,839	—
Gain on dilution of shares in MIH (Note 11)	—	660	826
Loss on debt modification(1)	—	295	1,372
Reversal of prior-year provisions	—	—	2,594
Gain on change in fair value of Phunware, Inc., or Phunware	—	—	306
Gain on sale of Phunware	—	—	115
Equity share in net losses of associates and joint ventures (Note 11)	(2,806)	(3,304)	(1,101)
Financing costs – net	(13,755)	(11,759)	(10,402)
Others – net	736	1,078	635
Total other income (expenses) – net	(4,217)	19,097	(6,615)

(1) PLDT and Smart re-negotiated terms of selected outstanding Philippine Peso loans in 2022 and 2021. Under IFRS 9, the difference of the current carrying value and the present value of the modified cash flows of the loan should be recognized as a gain or loss on debt modification.

Interest Income

Interest income for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Interest income on cash and cash equivalents - continuing operation (Note 15)	469	255	268
Interest income arising from revenue contracts with customers	467	294	299
Interest income on financial instruments at amortized cost (Note 12)	54	59	13
Interest income on financial instruments at FVPL	12	12	23
Interest income on financial instruments at FVOCI	—	—	2
Interest income – others	14	33	50
Total interest income	1,016	653	655

Financing Costs – Net

Financing costs – net for the years ended December 31, 2023, 2022 and 2021 consist of the following:

	2023	2022	2021
		(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	12,159	10,860	10,482
Accretion on lease liabilities (Note 10)	3,266	2,057	1,158
Accretion on financial liabilities	409	375	239
Financing charges	90	215	105
Capitalized interest (Notes 9 and 28)	(2,169)	(1,748)	(1,582)
Total financing costs – net	13,755	11,759	10,402

6. Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial investments at FVOCI – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Fair value adjustment on sale of property and equipment	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2023	149	(9)	(3,287)	544	—	(32,856)	(20)	(3)	(35,482)	25	(35,457)
Other comprehensive income (loss)	(8)	—	(1,256)	—	—	(5,469)	3	—	(6,730)	(15)	(6,745)
	141	(9)	(4,543)	544	—	(38,325)	(17)	(3)	(42,212)	10	(42,202)
Adjustments	(8)	9	(65)	—	—	65	(4)	3	—	—	—
Balances as at December 31, 2023	133	—	(4,608)	544	—	(38,260)	(21)	—	(42,212)	10	(42,202)

Balances as at January 1, 2022	366	(9)	(1,965)	544	—	(35,356)	(14)	(3)	(36,437)	15	(36,422)
Other comprehensive income (loss)	(217)	—	(2,544)	—	—	2,500	(6)	—	(267)	10	(257)
Cashflow hedges to retained earnings	—	—	1,222	—	—	-	—	—	1,222	—	1,222
Balances as at December 31, 2022	149	(9)	(3,287)	544	—	(32,856)	(20)	(3)	(35,482)	25	(35,457)

Balances as at January 1, 2021	701	(9)	(1,202)	508	108	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Other comprehensive income (loss)	(335)	—	(763)	36	(108)	364	23	(2)	(785)	6	(779)
Balances as at December 31, 2021	366	(9)	(1,965)	544	—	(35,356)	(14)	(3)	(36,437)	15	(36,422)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Net deferred income tax assets	18,172	17,636
Net deferred income tax liabilities	165	204

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	5,192	6,305
Accumulated provision for expected credit losses	3,667	2,814
Lease liability over ROU assets under IFRS 16	3,448	3,733
Fixed asset impairment/depreciation due to shortened life of property and equipment	2,875	115
Unamortized past service pension costs	2,629	3,229
Unrealized foreign exchange gains	1,157	1,509
Accumulated write-down of inventories to net realizable values	393	544
Pension and other employee benefits	2,224	1,304
Derivative financial instruments	215	248
NOLCO	199	165
Excess MCIT over RCIT	—	103
Taxes and duties capitalized	(147)	(129)
Customer list and trademark	(272)	(197)
Capitalized charges and others	(3,408)	(2,107)
Total deferred income tax assets – net	18,172	17,636
Net deferred income tax liabilities:
Investment property	240	240
Unrealized foreign exchange gains	21	10
Others	(96)	(46)
Total deferred income tax liabilities	165	204

As at December 31, 2023 and 2022, the deferred tax asset on lease liability amounted to Php11,909 million and
Php11,294 million, respectively while the deferred tax liability on right of use asset amounted to Php8,461 million and Php7,561 million, respectively.

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Net deferred income tax assets – balances at beginning of the year	17,636	13,385
Net deferred income tax liabilities – balances at beginning of the year	(204)	(169)
Net balances at beginning of the year	17,432	13,216
Movement charged directly to other comprehensive income (loss)	2,226	(148)
Benefit from (provision for) deferred income tax	(1,648)	4,175
Others	(3)	189
Net balances at end of the year	18,007	17,432
Net deferred income tax assets – balances at end of the year	18,172	17,636
Net deferred income tax liabilities – balances at end of the year	(165)	(204)

The impact of the change in tax rates in our deferred income tax assets and liabilities under the CREATE law is included in the deferred income tax assets charged directly to other comprehensive income and provision for deferred income tax.

The analysis of our consolidated net deferred income tax assets as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	15,423	15,336
Deferred income tax assets to be recovered within 12 months	2,749	2,300
Net deferred income tax assets	18,172	17,636

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	165	221
Deferred income tax liabilities to be settled within 12 months	—	(17)
Net deferred income tax liabilities	165	204

Provision for (benefit from) income tax for the years ended December 31, 2023, 2022 and 2021 consist of:

	2023	2022	2021
		(in million pesos)
Current	7,964	6,949	5,130
Deferred (Note 3)	1,648	(4,175)	2,348
	9,612	2,774	7,478

The impact of the application of MCIT amounting to Php103 million, Php5 million and Php2 million for the years ended December 31, 2023, 2022 and 2021, respectively, was considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
		(in million pesos)
Provision for income tax at the applicable statutory tax rate
Continuing operations	9,119	3,377	8,538
Discontinued operations (Note 2)	(10)	—	—
	9,109	3,377	8,538
Tax effects of:
Equity share in net loss (income) of associates and joint ventures	701	427	(284)
Nondeductible expenses	326	145	558
NOLCO/MCIT expiration	25	3	248
Loss (income) not subject to income tax	(97)	16	(50)
Special deductible items and income subject to lower tax rate	(163)	(141)	(204)
Income subject to final tax	(251)	(185)	(186)
Difference between Optional Standard Deduction (OSD) and itemized deductions	(376)	(765)	(610)
Tax adjustment due to CREATE	—	—	94
Net movement in unrecognized deferred income tax assets and other adjustments	338	(103)	(626)
	9,612	2,774	7,478

Actual provision for income tax:
Continuing operations	9,612	2,774	7,478
Discontinued operations (Note 2)	—	(77)	(19)
	9,612	2,697	7,459

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
NOLCO	1,541	592
Accumulated provision for expected credit losses	1,294	1,042
Fixed asset impairment	192	1,271
Provisions	72	(114)
Customer list and trademark	49	—
Derivative financial instruments	44	—
Accumulated write-down of inventories to net realizable values	22	13
Unrealized foreign exchange losses	37	(25)
Unearned revenues	9	16
Excess MCIT over RCIT	2	15
Lease liability over ROU assets under IFRS 16	1	38
Pension and other employee benefits	(3)	101
	3,260	2,949
Unrecognized deferred income tax assets	817	748

DMPI and ePLDT availed of the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI and ePLDT amounting to Php208 million and Php135 million as at December 31, 2023 and 2022, respectively, were not recognized.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2023 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2021	December 31, 2024	1	—
December 31, 2021	December 31, 2026	—	76
December 31, 2022	December 31, 2025	—	973
December 30, 2023	December 31, 2026	1	1,263
		2	2,312
NOLCO incurred by foreign affiliates which can be carried over indefinitely		—	26
		2	2,338
Consolidated tax benefits		2	584
Consolidated unrecognized deferred income tax assets		(2)	(385)
Consolidated recognized deferred income tax assets		—	199

The excess MCIT totaling Php2 million as at December 31, 2023 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to Php103 million, Php5 million and Php2 million for the years ended December 31, 2023, 2022 and 2021, respectively. The amount of expired MCIT amounted to Php14 million, Php3 million and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

NOLCO totaling Php2,338 million as at December 31, 2023 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php129 million, Php42 million and Php556 million for the years ended December 31, 2023, 2022 and 2021, respectively. The amount of expired NOLCO amounted to
Php47 million, Php225 thousand and Php990 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises stemming from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extends the carry-over of the NOLCO incurred in 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, NOLCO incurred in 2021 amounting to Php76 million, which ordinarily can be carried over until December 31, 2024, is extended until December 31, 2026.

Registration with Clark Special Economic Zone

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992. As registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2023, 2022 and 2021:

	2023		2022 (1)		2021 (1)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	26,655	26,655	11,085	11,085	26,488	26,488
Discontinued operations (Note 2)	(41)	(41)	(600)	(600)	(121)	(121)
Consolidated net income attributable to common shares	26,614	26,614	10,485	10,485	26,367	26,367
Dividends on preferred shares (Note 19)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	26,555	26,555	10,426	10,426	26,308	26,308

	(in thousands, except per share amounts which are in pesos)
Outstanding common shares at beginning of period	216,056	216,056	216,056	216,056	216,056	216,056
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056

EPS from continuing operations	123.10	123.10	51.03	51.03	122.32	122.32
EPS from discontinued operations (Note 2)	(0.19)	(0.19)	(2.77)	(2.77)	(0.56)	(0.56)
EPS attributable to common equity holders of PLDT (Note 5)	122.91	122.91	48.26	48.26	121.76	121.76

(1) To be comparable with 2023, certain amounts for the years ended December 31, 2022 and 2021 have been reclassified to reflect the discontinued
operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations for further discussion.

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

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

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options has an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.
Property and Equipment

Changes in property and equipment account for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information Origination Termination	Land and land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
December 31, 2021
Cost	229,160	5,896	327,195	26,838	40,586	62,595	4,451	27,099	355	56,510	780,685
Accumulated depreciation, impairment and amortization	(157,627)	(3,144)	(208,606)	(19,422)	(35,347)	(34,745)	(288)	(18,593)	(177)	—	(477,949)
Net book value	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
December 31, 2022
Net book value at beginning of the year	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
Additions (Note 4)	194	265	3,656	31	731	6,389	28	8	—	85,508	96,810
Telecom assets additions subject to subsequent sale and leaseback from tower companies	—	—	16,841	—	—	—	—	—	—	—	16,841
Disposals/retirements	(5)	—	(6,529)	(1)	(158)	—	(7)	(20)	—	(7,976)	(14,696)
Reclassifications	11	—	—	—	—	—	—	—	—	(11)	—
Reclassifications to assets classified as held-for-sale	—	—	(12,372)	—	—	—	—	—	—	(3,641)	(16,013)
Impairment losses recognized during the year from continuing operations (Note 5)	(112)	—	(66)	—	(104)	—	—	—	—	—	(282)
Impairment losses recognized during the year from discontinued operations	—	—	—	—	(27)	—	—	—	—	—	(27)
Transfers and others	32,323	666	24,155	724	412	8,445	120	8,092	21	(74,958)	—
Translation differences charged directly to cumulative translation adjustments	—	—	—	—	1	—	—	1	—	—	2
Other adjustments	7	512	-	(2)	(240)	—	—	—	—	(5)	272
Acquisition through business combinations	—	—	—	23	77	—	—	—	—	—	100
Depreciation and amortization from continuing operations (Notes 2 and 3)	(32,994)	(580)	(42,311)	(1,544)	(1,756)	(7,898)	(32)	(5,789)	(66)	—	(92,970)
Depreciation and amortization from discontinued operations (Notes 2 and 3)	—	(9)	—	(1)	(18)	—	—	—	—	—	(28)
Net book value at end of the year	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
December 31, 2022
Cost	261,429	7,338	328,729	26,788	40,572	77,429	4,591	35,095	377	55,427	837,775
Accumulated depreciation, impairment and amortization	(190,472)	(3,732)	(226,766)	(20,142)	(36,415)	(42,643)	(319)	(24,297)	(244)	-	(545,030)
Net book value	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
December 31, 2023
Net book value at beginning of the year	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
Additions (Note 4)	5,221	19	4,913	108	529	7,945	212	952	11	65,173	85,083
Disposals/retirements	(1)	—	(17)	(8)	(119)	—	(320)	(6)	—	—	(471)
Reclassification	—	—	1,311	—	—	(24,470)	—	—	—	(15,269)	(38,428)
Transfers and others	14,484	—	10,245	2,291	321	204	68	8,364	1,210	(37,187)	—
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	1	—	—	—	—	—	2
Adjustments	—	(3,055)	—	13	1	(83)	(45)	3,106	84	(304)	(283)
Depreciation and amortization from continuing operations (Notes 2 and 3)	(9,435)	(186)	(16,474)	(1,071)	(1,234)	(18,382)	(65)	(4,420)	(276)	—	(51,543)
Depreciation and amortization from discontinued operations (Notes 2 and 3)	—	—	—	—	(2)	—	—	—	—	—	(2)
Net book value at end of the year	81,227	384	101,941	7,979	3,654	—	4,122	18,794	1,162	67,840	287,103
December 31, 2023
Cost	280,237	683	344,218	28,881	40,387	—	4,504	50,344	1,914	67,840	819,008
Accumulated depreciation, impairment and amortization	(199,010)	(299)	(242,277)	(20,902)	(36,733)	—	(382)	(31,550)	(752)	—	(531,905)
Net book value	81,227	384	101,941	7,979	3,654	—	4,122	18,794	1,162	67,840	287,103

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php2,169 million,
Php1,748 million and Php1,582 million for the years ended December 31, 2023, 2022 and 2021, respectively.
See Note 5 – Income and Expenses – Financing Costs – Net. The average interest capitalization rate used was approximately 4% for each of the years ended December 31, 2023, 2022 and 2021, respectively.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php195 million, Php351 million and Php29 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As at December 31, 2023, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 20 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	5 – 15 years
Land and land improvements	10 years
IT systems and platforms	5 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On April 19, 2022, Smart and DMPI signed Sale and Purchase Agreements with a subsidiary of Edotco Group and a subsidiary of EdgePoint, or the TowerCos, in connection with the sale of 5,907 telecom towers and related passive telecommunication infrastructure for Php77 billion. Out of the total towers, 2,973 towers located primarily in Luzon, Visayas and Mindanao were acquired by Edotco Towers, Inc., a subsidiary of Edotco Group, and 2,934 towers located in Luzon were acquired by Edgepoint Towers, Inc., subsidiary of EdgePoint.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the TowerCos is complemented by a commitment to place service orders for a total of 1,000 Build-To-Suit, or BTS, sites before December 31, 2025 and 50 committed BTS sites each year for five years starting
January 1, 2026, or another total of 500 BTS sites. Thus, total committed BTS sites with the TowerCos is 1,500 sites. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. The first closing commenced in June 2022, with the final closing in 2023.

On the same day that the telecom towers were sold, the MSAs covering the leaseback arrangements for those towers became effective. As at December 31, 2022, we have completed the sale of 4,665 telecom towers representing 79% of the towers' portfolio subject to the sale. As a result, we received total proceeds of Php60,492 million, and recognized gain on sale and leaseback amounting to Php25,234 million.

In 2023, we completed additional sale of 854 telecom towers to Edotco and Edgepoint for a total consideration of
Php11,302 million. We recognized gain on sale and leaseback for these transactions totaling to Php4,240 million. Edotco and Edgepoint had their final closings as per agreement with Smart in September and November 2023, respectively. The final completed sale and leaseback transactions to date is at 93% of the towers’ portfolio subject to the sale to Edotco and Edgepoint. The 7% unsold sites are fallout sites, which management plans to offer as replacement sites or additional sites to Unity Digital Infrastracture, or Unity.

Meanwhile, on December 15, 2022 and March 16, 2023, Smart and DMPI signed a new set of Sale and Purchase Agreements, with Unity, and Frontier Tower Associates Philippines Inc., or Frontier, respectively, in connection with the sale of 1,662 telecom towers and related passive telecom infrastructure for a total of Php21,309 million. Out of the total towers, 650 towers located primarily in Visayas and Mindanao were acquired by Unity and 1,012 towers located in Luzon were acquired by Frontier.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into MSAs with Unity and Frontier wherein Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, Unity and Frontier will also be responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with Unity is complemented by a commitment to place service orders for a total of 220 BTS sites within the next two to four years. Meanwhile, the sale and leaseback with Frontier includes a commitment to place service orders for 550 points of service within the next three to four years, of which 400 are co-locations and the balance for new BTS sites. With these additional sites from Unity and Frontier, total commitment with all TowerCos is for 2,270 sites. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred.

In 2023, we completed the sale of 851 telecom towers to Unity and Frontier for a total consideration of Php11,163 million. We recognized gain on sale and leaseback for these transaction totaling to Php3,227 million. The total completed sale and leaseback transaction to date is at 51% of the tower portfolio subject to the sale to Unity and Frontier.

The following summarizes the completed sale of Smart and DMPI telecom towers as at December 31, 2023:

Closing Date	Number of Tower Assets Sold	Cash Consideration	Net Book Value of Tower Assets (excluding taxes)
		(in million pesos)
2022	4,665	60,492	22,874
2023	1,705	22,465	13,377
	6,370	82,957	36,251

The remaining telecom towers with net book value of Php7,163 million and Php7,125 million, subject to sale and purchase agreement until 2024, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statement of financial position as at December 31, 2023 and 2022, respectively.

On March 18, 2024, Smart and DMPI completed additional sale of 111 telecom towers for a consideration of
Php1,332 million.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2023 are as follows:

Sites	1 – 30 years
International leased circuits(1)	2 – 20 years
Poles(2)	1 – 12 years
Domestic leased circuits	1 – 10 years
Office buildings	1 – 25 years
Co-located sites(3)	3 – 11 years

(1)
As at December 31, 2022, the estimated useful life ranges from 1-11 years.
(2)
As at December 31, 2022, the estimated useful life ranges from 2-12 years.
(3)
As at December 31, 2022, the estimated useful life ranges from 3-7 years.

Our consolidated rollforward analysis of ROU assets as at December 31, 2023 and 2022 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Sale and Leaseback Adjustment	Total
	(in million pesos)
December 31, 2022
Costs:
Balances at beginning of the year	23,093	4,257	3,631	1,732	1,669	10	—	34,392
Additions (Note 28)	32,735	402	116	851	165	5	—	34,274
Business combination	90	—	—	—	—	—	—	90
Currency translation	—	—	—	—	1	—	—	1
Disposals	—	—	—	—	(5)	—	—	(5)
Asset retirement obligation	(1,412)	—	—	—	(95)	—	—	(1,507)
Modifications	(7)	(106)	432	(8)	1	—	(12,776)	(12,464)
Terminations	(12,188)	(294)	—	(139)	(316)	—	—	(12,937)
Balances at end of the year	42,311	4,259	4,179	2,436	1,420	15	(12,776)	41,844

Accumulated depreciation and amortization:
Balances at beginning of the year	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	—	(14,311)
Terminations	4,923	150	—	71	293	—	—	5,437
Charge from asset retirement obligation	1,545	—	—	—	103	—	—	1,648
Disposals	—	—	—	—	5	—	—	5
Currency translation	—	—	—	—	(1)	—	—	(1)
Modifications	—	—	—	—	(10)	—	—	(10)
Business combination	(33)	—	—	—	—	—	—	(33)
Depreciation from continuing operations (Notes 2 and 3)	(3,803)	(832)	(875)	(475)	(313)	(3)	640	(5,661)
Depreciation from discontinued operations (Notes 2 and 3)	(21)	—	—	—	(34)	—	—	(55)
Balances at end of the year	(6,055)	(2,696)	(2,504)	(1,370)	(987)	(9)	640	(12,981)
Net book value as at December 31, 2022	36,256	1,563	1,675	1,066	433	6	(12,136)	28,863

December 31, 2023
Costs:
Balances at beginning of the year	42,311	4,259	4,179	2,436	1,420	15	(12,776)	41,844
Additions (Note 28)	14,942	341	66	99	255	56	—	15,759
Asset retirement obligation	93	—	—	—	(26)	—	—	67
Modifications	(35)	(46)	(851)	(326)	(149)	(18)	—	(1,425)
Terminations	(2,117)	(249)	(30)	(208)	(341)	—	(1,449)	(4,394)
Reclassification to ROU assets classified as held-for-sale	(2,508)	—	—	—	—	—	—	(2,508)
Balances at end of the year	52,686	4,305	3,364	2,001	1,159	53	(14,225)	49,343

Accumulated depreciation and amortization:
Balances at beginning of the year	(6,055)	(2,696)	(2,504)	(1,370)	(987)	(9)	640	(12,981)
Modifications	23	—	278	147	236	6	—	690
Charge from asset retirement obligation	16	—	—	—	17	—	—	33
Terminations	1,292	220	10	208	183	—	(129)	1,784
Depreciation from continuing operations (Notes 2 and 3)	(5,493)	(822)	(940)	(617)	(332)	(36)	1,342	(6,898)
Depreciation from discontinued operations (Notes 2 and 3)	—	—	—	—	(19)	—	—	(19)
Reclassification to ROU assets classified as held-for-sale	765	—	—	—	—	—	—	765
Balances at end of the year	(9,452)	(3,298)	(3,156)	(1,632)	(902)	(39)	1,853	(16,626)
Net book value as at December 31, 2023	43,234	1,007	208	369	257	14	(12,372)	32,717

The following amounts are recognized in our consolidated income statements for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
		(in million pesos)
Depreciation expense of ROU assets from continuing operations (Note 3)	6,898	5,661	5,330
Depreciation expense of ROU assets from discontinued operations (Notes 2 and 3)	19	55	58
Interest expense on lease liabilities from continuing operations (Note 5)	3,266	2,057	1,158
Interest expense on lease liabilities from discontinued operations	2	7	12
Variable lease payments (included in general and administrative expenses) from continuing operations	656	587	780
Variable lease payments (included in general and administrative expenses) from discontinued operations	(2)	2	(9)
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	714	1,440	1,459
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	2	2	1
Total amount recognized in consolidated income statements	11,555	9,811	8,789

Our consolidated rollforward analysis of lease liabilities as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Balances at beginning of the year	42,435	21,686
Additions (Note 28)	15,759	34,277
Accretion on lease liabilities from continuing operations (Note 5)	3,266	2,057
Accretion on lease liabilities from discontinued operations	2	7
Business combination	—	46
Reclassification to lease liabilities classified as held-for-sale	(1,503)	(1,668)
Foreign exchange gains – net	1	215
Lease modifications	(933)	317
Termination	(774)	(6,171)
Settlement of obligations	(10,707)	(8,331)
Balances at end of the year (Notes 3 and 28)	47,546	42,435
Less current portion of lease liabilities (Note 27)	5,921	10,477
Noncurrent portion of lease liabilities (Note 27)	41,625	31,958

We had total cash outflows for leases of Php10,707 million, Php8,331 million and Php6,547 million for the years ended December 31, 2023, 2022 and 2021, respectively. We had non-cash additions to ROU assets of Php15,759 million and Php34,274 million and lease liabilities of Php15,759 million and Php34,277 million both as at December 31, 2023 and 2022, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options. These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs. However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

As disclosed in Note 9 – Property and Equipment, on the sale and leaseback of telecom towers, Smart and DMPI signed Sale and Purchase Agreements with the TowerCos in connection with the sale of 7,569 telecom towers and related passive telecom infrastructure, with the concurrent execution of MSAs with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years.

In 2022 and in 2023, the MSAs covering the leaseback arrangements of 4,665 and 998 telecom towers, respectively, became effective. As a result, we recognized cumulative lease liability of Php23,696 million and cumulative ROU assets of Php22,418 million as at December 31, 2023. The difference between lease liability and ROU assets represents the rights retained by the PLDT Group over the telecom assets leased back from the tower companies.

Including the related accounts on Unity and Frontier, the ROU assets relating to leasehold land with net book value of Php1,844 million and Php1,646 million, and the related lease liabilities amounting to Php1,779 million and Php1,738 million were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at
December 31, 2023 and 2022, respectively.

Common Tower Pilot, or CTP, Program

The CTP Program, established by Smart in January 2020, in partnership with several TowerCos duly-accredited by the Department of Information and Communications Technology aims to accelerate new site roll-outs and reduce upfront capital expenditure (CAPEX)spending.

Under the MSAs the TowerCos will handle site acquisition and permitting, site development works, construction and permanent electrification of the towers. Effective 30 days after the sites are Ready For Telecommunication Installation, or RFTI, Smart will be liable to settle a monthly fixed fee covering rental and maintenance costs for a contract term of 15 years. The monthly fee will be subject to agreed escalation rates with the TowerCos. As anchor tenant, Smart will also be entitled to colocation discounts when additional tenants come on board.

Upon launching of the program, the original CTP commitment covered 200 sites. This was later on increased to 936 BTS sites. As at December 31, 2022, Smart has issued service orders, or SOs, corresponding to 464 BTS sites.

As at December 31, 2023, a total of 388 BTS sites are classified as RFTI, out of which 236 BTS sites are ready for service.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 13 – Investment Properties. These leases have term of five years. All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized by us amounted to Php57 million, Php51 million and Php48 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Future minimum rentals receivable under non-cancellable operating leases expected within one year amounted to
Php59 million and Php57 million and after one year but not more than five years amounted to Php125 million and nil both as at December 31, 2023 and 2022, respectively.

11.
Investments in Associates and Joint Ventures

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,260	9,855
MIH	7,250	7,959
Appcard, Inc., or Appcard	108	108
PG1	—	—
Asia Outsourcing Beta Limited, or Beta	—	—
AF Payments, Inc., or AFPI	—	—
	16,618	17,922
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,649	33,584
Telecommunications Connectivity, Inc., or TCI	41	40
PFC	—	—
VFC	—	—
	33,690	33,624
Total carrying value of investments in associates and joint ventures	50,308	51,546

Changes in the cost of investments for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Balances at beginning of the year	63,020	61,986
Additions during the year	1,636	3,514
Disposals	—	(2,421)
Translation and other adjustments	2	(59)
Balances at end of the year	64,658	63,020

Changes in the accumulated impairment losses for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Balances at beginning of the year	2,805	2,755
Additions during the year (Note 4)	70	50
Balances at end of the year	2,875	2,805

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Balances at beginning of the year	(8,669)	(5,867)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	—	(6)
Disposals	—	(37)
Equity share in net earnings (losses) of associates and joint ventures:	(2,806)	(3,304)
VTI, Bow Arken and Brightshare	66	74
Appcard	—	(2)
PG1	—	(124)
TCI	—	1
Multisys	—	(95)
VFC	(2)	(1)
PFC	(2)	(2)
MediaQuest PDRs	(595)	(129)
MIH	(2,273)	(3,026)
Translation and other adjustments	—	545
Balances at end of the year	(11,475)	(8,669)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.

Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,260 million and Php9,855 million as at December 31, 2023 and 2022, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021:

	2023	2022
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,153	21,910
Current assets	7,974	8,612
Noncurrent liabilities	1,682	2,418
Current liabilities	12,976	11,706
Equity	15,469	16,398
Carrying amount of interest in Satventures	9,260	9,855
Additional Information:
Cash and cash equivalents	797	688
Current financial liabilities(1)	2,635	986
Noncurrent financial liabilities(1)	469	1,148

(1)
Excluding trade, other payables and provisions.

	2023	2022	2021
		(in million pesos)
Income Statements:
Revenues	8,637	11,189	11,467
Depreciation and amortization	1,304	1,424	1,268
Interest income	(46)	(3)	2
Interest expense	281	212	219
Provision for income tax	(334)	16	200
Net income (loss) / Total comprehensive income (loss)	(929)	(203)	110
Equity share in net earnings (losses) of Satventures	(595)	(130)	70

Investment of PCEV in MIH

Consolidation of the Digital Investments of Smart under PCEV

The consolidation of the various Digital Investments under PCEV was approved by the Board of Directors of PCEV on February 27, 2018 and carried out through the following transactions:

(i)
PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase
53.4 million ordinary shares of MIH representing 100% of the issued and outstanding ordinary shares of MIH, for a total consideration of Php465 million;
(ii)
MIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million; and
(iii)
PCEV entered into a Subscription Agreement with MIH to subscribe to additional 95.9 million ordinary shares of MIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or
Php3,806 million, which was settled on April 13, 2018.

Loss of Control over MIH

The agreements to subscribe to MIH’s Convertible Class A preferred shares with a total subscription price to US$215 million were entered into in 2018 by PLDT, as the ultimate Parent Company of PCEV, MIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR, Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, International Finance Corporation, or IFC, and IFC Emerging Asia Fund, or IFC EAF, a fund managed by IFC Asset Management Company, or IFC AMC. As a result, PCEV’s ownership was diluted to 48.74% and retained two out of five BOD seats in MIH, which resulted in a loss of control. Consequently, PCEV accounted for its remaining interest in MIH as an investment in an associate.

PLDT, through PCEV, KKR, Tencent, IFC and IFC EAF, or the Subscribers, entered into a new subscription agreement on April 16, 2020 with VIH to commit up to US$120 million of new funding. The Notes Subscription Agreement covers the issuance of VIH’s Convertible Loan Notes, or the VIH Notes, with an aggregate principal amount of US$65 million and issuance of Warrants with an aggregate subscription amount of US$55 million.

MIH appointed a new director on June 17, 2020, representing IFC, bringing the total number of BOD seats in MIH to six. PCEV still holds two out of the six BOD seats after the appointment of the new director.

VIH issued the Convertible Loan Note Instruments and Warrant Certificates to the Subscribers on May 14, 2020. PCEV paid US$10.8 million for the VIH Notes and received a Warrant Certificate amounting to US$9.2 million. The investments in Convertible Note and Warrants are both measured at FVPL.

The Convertible Note issued to PCEV was converted in full into 8 million Class A2 Preferred Shares at US$1.3685 per share on December 31, 2020. Thereafter, PCEV’s ownership was diluted from 48.74% to 43.97%.

On March 12, 2021, PCEV, KKR and Tencent exercised their right to subscribe for additional Class A2 Convertible Preference Shares of VIH in accordance with the warrant instrument issued by VIH. PCEV paid a total exercise price of US$9.2 million on March 29, 2021. As a result, PCEV’s ownership was diluted from 43.97% to 41.87% and a gain on deemed disposal amounting to Php826 million was recognized.

Investment in Class B Convertible Preference Shares

On June 11, 2021, PCEV, KKR, Tencent, and IFC Financial Institutions Growth Fund, a fund managed by IFC AMC, entered into a new subscription agreement with MIH to subscribe to US$120.8 million Class B convertible preferred shares of MIH. PCEV paid a total consideration of US$25 million or Php1,218 million for 15.6 million MIH convertible preferred shares and resulting to another equity interest dilution from 41.87% to 38.45%.

Investment in Class C Convertible Preference Shares

On April 7, 2022, PCEV participated in the new round of fundraise for MIH amounting to US$62 million. Leading the round was the new investor SIG Venture Capital. Also participating in the round were the other existing shareholders KKR, Tencent, IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company, First Pacific Ventures Limited. Thereafter, PCEV’s ownership in MIH was diluted from 38.45% to 36.82%.

On August 12, 2022, a new investor signed a subscription agreement with MIH resulting in further dilution of PCEV’s equity interest from 36.82% to 36.63%. See related disclosures on gain on dilution on Note 5 – Other Income (Expenses).

Investment in Class C2 Convertible Preference Shares

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. The subscription agreement covers the issuance of MIH’s class C2 convertible preferred shares, with an aggregate principal amount of US$80 million and issuance of warrants with an aggregate subscription amount of US$32 million.

On the first closing, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$11.2 million, thereby increasing PCEV’s ownership in MIH from 36.63% to 36.97%. The amount of US$15 million or Php849 million for 6.7 million MIH class C2 convertible preferred shares remained outstanding as at December 31, 2023.

The following summarizes the subscription agreements entered into by PCEV with MIH:

Date	Number of Shares Sold	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	44%
March 12, 2021	Exercise of warrants to subscribe Class A2 preference shares	6.7	447	42%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	37%
December 13, 2023	Subscription to Class C2 convertible preferred shares	19.0	2,412	37%

PCEV’s percentage equity interest in MIH stood at 36.97% and 36.63% as at December 31, 2023 and 2022, respectively.

The summarized financial information of MIH as at December 31, 2023 and 2022, and for the years ended
December 31, 2023, 2022 and 2021 is shown below:

	2023	2022
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	4,309	3,514
Current assets	17,942	18,599
Noncurrent liabilities	190	252
Current liabilities	13,446	10,850
Equity	8,615	11,011
Carrying amount of interest in MIH	7,250	7,959
Additional Information:
Cash and cash equivalents	6,682	6,410
Current financial liabilities(1)	13,317	10,740

(1) Excluding statutory payables and accrued taxes.

	2023	2022	2021
		(in million pesos)
Income Statements:
Revenues	8,553	7,683	5,336
Depreciation and amortization	348	182	218
Interest income	112	133	9
Provision for income tax	32	2	2
Net loss	(6,153)	(8,155)	(5,541)
Other comprehensive income	—	—	30
Total comprehensive losses	(6,153)	(8,155)	(5,511)
Equity share in net losses of MIH (1)	(2,273)	(3,026)	(2,237)

(1) 2023 and 2022 amounts include impact of 2022 and 2021 audit adjusting entries, respectively.

The carrying value of PCEV’s investment in MIH as at December 31, 2023 and 2022 are as follows.

	2023	2022
	(in million pesos)
MIH Equity(1)	6,895	9,714
PCEV's noncontrolling interests	36.97%	36.63%
Share in net assets of MIH	2,549	3,558
Goodwill arising from acquisition	4,701	4,401
Carrying amount of interest in MIH	7,250	7,959

(1) MIH Equity is net of Php1,720 million and Php1,297 million Stock Option in 2023 and 2022, respectively.

Investment of PLDT Capital Pte. Ltd., or PLDT Capital, in AppCard

A Convertible Preferred Stock Purchase Agreement was entered into by PLDT Capital with AppCard for US$5 million on October 9, 2015. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

On December 29, 2023, PLDT Capital entered into an Instrument of Transfer with its penultimate holding company, PLDT Digital, relating to the acquisition of PLDT Capital’s 2.9 million shares of Series B Preferred Stock in AppCard for a purchase consideration of Php97 million. The transfer of shares to PLDT Digital was completed on the same day.

Investment of PLDT Capital in Beta

PLDT, through PGIC, entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited on February 5, 2013. Under the terms of the agreement, PLDT, acquired 20% equity interest in Beta for a total consideration of US$40 million. Asia Outsourcing Gamma Limited, or AOGL, a wholly-owned subsidiary of Beta, divested its healthcare BPO business in 2014 for a total consideration of US$235 million, upon which PGIC received a total cash distribution of US$41.8 million from Beta. Following the divestment of its customer relationship management business by AOGL in 2016 for a total consideration of US$190.9 million, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares. Following the 2017 sale by AOGL of SPi Global, an outsourced services provider,for a total consideration of US$330 million, PGIC received a total cash distribution of
US$57.1 million from Beta through redemption of a portion of its ordinary shares.

On May 14, 2021, PGIC entered into an Instrument of Transfer with its affiliate, PLDT Capital, relating to the acquisition of PGIC’s 554 ordinary shares (or 18.32% full economic interest) in Beta for a purchase consideration of US$0.68 million. PGIC received the cash consideration from PLDT Capital also on May 14, 2021. The transfer of shares to PLDT Capital was completed on May 25, 2021.

On May 17, 2022, following the final indemnity claims of the buyer of SPi Global, PLDT Capital received a cash distribution of US$1.2 million from Beta through redemption of all its ordinary shares, resulting in the full divestment of the investment in Beta.

Investment in PG1

On February 28, 2022, PLDT signed a Deed of Assignment under which investors led by Philex Mining Corporation, Metro Pacific Investments Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest in PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate. See the related discussion on Note 2 – Summary of Material Accounting Policies - Loss of Control of PLDT over PG1.

The carrying value of investment in PG1 amounted to nil as at December 31, 2023 and 2022, as the equity share in net losses of PG1 is recognized only up to the extent of its carrying value. The excess of the equity share in net losses over its carrying value amounted to nil and Php3 million as at December 31, 2023 and 2022, respectively.

The summarized financial information of PG1 as at and for the years ended December 31, 2023 and 2022 is shown below:

	2023	2022
	(in million pesos)
Statement of Financial Position:
Noncurrent assets	3,103	3,283
Current assets	155	123
Noncurrent liabilities	3,152	3,146
Current liabilities	1,210	847
Deficit	1,104	587

Income Statement:
Revenues	53	50
Depreciation and amortization	227	107
Net loss / Total comprehensive loss	(491)	(117)
Equity share in net losses of PG1	(235)	(56)

Investment of Smart in AFPI

Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture in 2013 to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC in 2014. Smart initially subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest, and participated in subsequent capital calls, thereafter. MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart has retained its 20% equity interest in AFPI as at December 31, 2023 and 2022.

The summary of Smart's investments in AFPI as at December 31, 2023 and 2022 is shown below:

	2023	2022
	(in million pesos)
Common shares	625.7	625.7
Preferred shares	434.2	364.2

Smart’s investment in AFPI has been fully impaired as at December 31, 2023 and 2022. Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

The Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, was approved by the PLDT Board on May 30, 2016. Globe acquired the remaining 50% interest. PLDT and Globe executed separate purchase agreements : (i) with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and
(ii) with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively. We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the Share Purchase Agreements on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017. The Share Purchase Agreements also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the Share Purchase Agreements contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe. On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence. See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries. The largest amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million:
(i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and
(iii) Php83 million from Brightshare and its subsidiaries.

PLDT and Globe each subscribed to 2.8 million new preferred shares on February 28, 2017. The shares were to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of
Php11,040 million (inclusive of a premium over par of Php8,280 million). PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares. PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid Php148 million in cash for the subscribed shares upon execution of the relevant agreement. The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI on
December 15, 2017, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of
Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement. The remaining balance of the subscription price was paid via conversion of advances amounting to
Php2,990 million as at December 31, 2017.

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php69 million each as at December 31, 2023 and 2022, respectively.

Summarized Financial Information

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021:

	2023	2022
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	78,046	77,543
Current assets	4,375	4,617
Noncurrent liabilities	9,186	9,264
Current liabilities	2,174	2,260
Equity	71,061	70,636
Carrying amount of assets in VTI, Bow Arken and Brightshare	33,649	33,584
Additional Information:
Cash and cash equivalents	2,387	2,733
Current financial liabilities (1)	72	142

(1) Excluding trade, other payables and provisions.

	2023	2022	2021
		(in million pesos)
Income Statements:
Revenues	4,344	4,033	3,772
Depreciation and amortization	1,685	1,569	1,490
Interest income	111	45	16
Provision for income tax	186	178	174
Net income / Total comprehensive income	132	148	157
PLDT's share	66	74	79
CREATE adjustment	—	—	892
Equity share in net income of VTI, Bow Arken and Brightshare	66	74	971

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
VTI, Bow Arken and Brightshare equity	71,061	70,636
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,530	35,318
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(239)	(230)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(1,055)	(952)
Others	(189)	(154)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,649	33,584

Notice of Transaction filed with the PCC

Prior to closing the transaction on May 30, 2016, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming that the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

In response to the PCC’s letter, PLDT submitted its response on June 10, 2016, articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC. Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the Sale and Purchase Agreements for the PCC’s information and reference.

The PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction in a letter dated June 17, 2016. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC on July 12, 2016. The Petition sought to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions. On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).

PLDT filed its Reply to Respondent PCC’s Comment on August 19, 2016. On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA. On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution. During this time, Globe moved to have its Petition consolidated with the PLDT Petition. In a Resolution promulgated on October 19, 2016, the CA, or the First CA Resolution: (i) accepted the consolidation of Globe’s petition versus the PCC

(CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement;
(ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of
15 days from notice. On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

The CA issued a Resolution, or the Second CA Resolution, denying PCC’s Motion for Reconsideration dated
September 14, 2016, for lack of merit on February 17, 2017. The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature. In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Second CA Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated
February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

The PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions on April 18, 2017. In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition. The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply. The PCC filed a Motion for Extension of Time and prayed that it be granted until
October 23, 2017 to file its Consolidated Reply. The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and (2) Motion to Dismiss filed by Globe on November 7, 2017. The same was noted by Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision on October 18, 2017, granting the Petitions filed by PLDT and Globe. In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions; (iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and (v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website. The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court on
November 7, 2017. The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017, on December 13, 2017. In this Petition, the PCC raised procedural and substantive issues for resolution. Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC. On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules. The PCC maintained that the Notice of the SMC Transactions was defective because it failed to provide the key terms thereof .

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s
12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder on February 13, 2018, which was denied by the Supreme Court in a Resolution dated March 13, 2018. On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

PLDT filed its Comment on the Petition for Review on Certiorari on April 5, 2018. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018. On April 24, 2018, PLDT received the PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

The Supreme Court’s Resolution dated April 24, 2018 which granted PLDT's motion for an extension, was received by PLDT on June 5, 2018. It noted PLDT's Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and required the PCC to file a Consolidated Reply to the comments within ten days from notice. The PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated
April 24, 2018; and (2) Additional Time dated June 11, 2018 was received by PLDT, through counsel, on June 20, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018. On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments on August 14, 2018, with a warning that no further extension will be given. On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in
G.R. No. 234969.

PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam on October 4, 2018.

PLDT received a Resolution dated March 3, 2020 requiring petitioners in G.R. No. 242352 (Atty. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson v. NTC, et al.,) to file a Consolidated Reply to the comments on the petition within 10 days from notice on July 2, 2020.

PLDT received a Resolution dated June 30, 2020 where the Supreme Court resolved to Await the Consolidated Reply of the petitioners in G.R. No. 242352 as required in the resolution dated March 3, 2020, on September 2, 2020.

PLDT received a Resolution of the Supreme Court dated October 6, 2020 which granted the motions filed by the petitioners in G.R. No. 242352 to extend the filing of the Consolidated Reply until September 29, 2020, on November 16, 2020.

On February 8, 2021, PLDT received a Resolution where the Supreme Court noted the Consolidated Reply dated
September 29, 2020 filed by the Petitioners in G.R. 242352.

The consolidated petitions remain pending as of the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

The voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE was approved by the Board of Directors of VTI on August 18, 2016. On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016. The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

Investment of Smart in TCI

R.A. 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law on February 8, 2019. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers. In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber.

Subsequently, Smart, along with Globe and Dito Telecommunity, Inc., or DITO, entered into an agreement to form a joint venture that will address the requirements of the MNP Act. The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020. The primary purpose of the joint venture is to serve as a clearing house for MNP. TCI would ensure smooth implementation of mobile number porting services. On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share. In December 2020, Smart subscribed to additional 30 million shares, at a subscription price of Php1.00 per share, representing its 33.33% equity interest. The subscription price of Php30 million was settled in July 2021, upon TCI’s capital call.

The core services of MNP was made available by TCI on September 30, 2021. This allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.

Smart’s investment in TCI is recorded under investment in joint venture and is carried in the PLDT’s consolidated financial statements at equity method. The investment in TCI amounted to Php41 million and Php40 million as at December 31, 2023 and 2022, respectively.

Investment of PGIH in Multisys

The PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary on November 8, 2018, PGIH. Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming. PGIH’s investment involves the acquisition of new and existing shares.

PGIH completed the closing of its investment on December 3, 2018. Out of the total Php2,150 million investments, a balance of Php800 million subscription payable remained outstanding.

PLDT engaged an independent appraiser to determine the fair value adjustments relating to the acquisition. As at
December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which included technologies and customer relationships, amounted to Php1,357 million. Goodwill of Php1,031 million was determined based on the final results of the independent valuation. Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly. On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Out of the total Php230 million contingent consideration, the owners of Multisys are entitled to Php170 million based on its 2019 performance. Subsequently in 2020, PGIH paid the owners Php170 million. The difference between the lower payout and the original contingent consideration was closed to profit and loss.

On various dates from 2021 to 2022, PGIH paid Php539 million of the subscription payable to Multisys.

On various dates in 2023, PGIH paid the remaining balance of Php261 million of the subscription payable to Multisys.

The subscription payable of PGIH to Multisys amounted to nil and Php261 million as at December 31, 2023 and 2022, respectively.

Acquisition of Additional Interest in Multisys/Business Combination

In 2022, PGIH acquired additional 227 common shares of Multisys from the existing holder, representing a 4.99% interest, for a total consideration of Php248 million, of which Php236 million was paid on the same day. The remaining balance of Php12 million is still outstanding as at December 31, 2023. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys which is considered a controlling interest, and in accordance with the First Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Consequently, the results of operations and financial position of Multisys are consolidated with the PLDT Group effective in the fourth quarter of 2022.

The fair values of the identifiable assets and liabilities of Multisys at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property and equipment – net	100
Right-of-use assets – net	57
Intangible assets – net
Technologies	449
Customer contracts and relationships	220
Deferred tax assets – net	217
Work-in-progress	77
Other current assets	248
Cash and cash equivalents	55
Trade and other receivables – net	261
Total assets	1,684

Liabilities:
Trade and other payables	242
Deferred tax liability	96
Lease liability	46
Retirement benefit obligation	7
Total liabilities	391
1,293
Goodwill from the acquisition (Note 14)	1,565
Total identifiable assets acquired	2,858
Non-controlling interest	633
Purchase consideration transferred	2,225

Cash paid	248
Fair value of previous interest	1,977
2,225

The goodwill of Php1,565 million pertains to the difference between the total consideration and the fair value of the net assets acquired and can be attributed to financial and operational synergies. The fair value and net amount of trade and other receivables amounted to Php261 million and it is expected that the full contractual amounts can be collected.
See Note 14 – Goodwill and Intangible Assets.

Our consolidated net income would have decreased by Php776 million for the year ended December 31, 2022 had the acquisition of Multisys actually taken place on January 1, 2022. Total revenues and net loss of Multisys included in our consolidated income statements from July 29, 2022 to December 31, 2022 amounted to Php155 million and Php569 million, respectively.

Sale of Interest in Multisys

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million. The sale transaction was completed on
January 12, 2024. In accordance with the Third Restated Shareholders’ and related Amendment Agreement that the parties signed on January 30, 2024 and March 1, 2024, respectively, PGIH remains entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Thus, the results of operations and financial position of Multisys will continue to be consolidated with the PLDT Group.

Investment of PCEV in Maya Bank

Pursuant to the Investment Agreement dated September 21, 2021, PCEV, MIH and Voyager have agreed to invest in Maya Bank, to be carried out through the following transactions:

(i)
PCEV and MIH to subscribe to VFC shares and PFC shares (collectively, the Bank HoldCos shares);
(ii)
VFC and PFC (collectively, the Bank HoldCos) and Voyager to subscribe to Maya Bank shares;
(iii)
MIH to subscribe to convertible bonds to be issued by the Bank HoldCos, which are convertible to common shares of the Bank HoldCos; and
(iv)
MIH to subscribe to exchangeable bonds to be issued by the Bank HoldCos, which are exchangeable to common shares of Maya Bank held by the Bank HoldCos.

Based on the assessment and accounting principles of control as a basis of financial consolidation provided in IFRS 10, PCEV cannot demonstrate control over the Bank HoldCos requiring consolidation. PCEV will account for these investments as joint venture in accordance with IFRS 11 and IAS 28. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

Below is the summary of common B shares subscription at Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos:

Date	Number of Shares Acquired
(in millions)
September 24, 2021	8.9
January 20, 2022	6.2
July 29, 2022	2.7
February 17, 2023	8.0
May 30, 2023	2.7
August 28, 2023	7.1
December 21, 2023	1.8

On February 15, 2024, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 5.3 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

PCEV’s investment in Bank HoldCos are recorded under investment in joint venture and are carried in the PLDT’s consolidated financial statements at equity method. As at December 31, 2023 and 2022, PCEV’s investment in each of the Bank HoldCos amounted to nil as its equity share in net losses of Bank HoldCos is recognized only up to the extent of its carrying value. The excess of the equity share in net losses over its carrying value amounted to Php10 million and
Php4 million as at December 31, 2023 and 2022, respectively.

Summarized financial information of individually immaterial joint ventures

As at December 31, 2021, the revenues, total comprehensive income and outstanding contingent liabilities or capital commitments of our individually immaterial joint investments in joint ventures amounted to Php754 million, Php13 million and Php620 million, respectively. There were no individually immaterial joint ventures as at December 31, 2023 and 2022.

12.
Debt Instruments at Amortized Cost

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Retail Treasury Bonds	440	440
BDO Asean Bonds	100	100
Fixed Rate Treasury Notes, or FXTN	55	56
	595	596
Less: Current portion of debt instrument at amortized cost (Note 27)	200	—
Noncurrent portion of debt instrument at amortized cost (Note 27)	395	596

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million maturing on March 9, 2024. The bond has a gross coupon rate of 2.375% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to

Php1.9 million each for the years ended December 31, 2023 and 2022 and Php1.5 million as at December 31, 2021. The carrying value of this investment amounted to Php100 million as at December 31, 2023 and 2022.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php11.1 million for each of the years ended December 31, 2023 and 2022, and Php904 thousand for the year ended December 31, 2021. The carrying value of this investment amounted to Php300 million as at December 31, 2023 and 2022.

On March 4, 2022, PLDT and Smart purchased at par a five-year Retail Treasury Bond Tranche 27 with face value of
Php40 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.6 million and Php1.3 million for the years ended December 31, 2023 and 2022, respectively. The carrying value of this investment amounted to Php40 million as at December 31, 2023 and 2022.

On September 29, 2022, Smart purchased at premium a three-month Retail Treasury Bond 05-11 with face value of
Php5 million which matured on December 4, 2022 at a gross coupon rate of 4.6250%. The bond was classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to
Php59 thousand for the year ended December 31, 2022.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million which subsequently matured on January 28, 2024. The bond has a gross coupon rate of 2.90% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php2.2 million and Php2.1 million for the years ended December 31, 2023 and 2022, respectively. The carrying value of this investment amounted to Php100 million as at December 31, 2023 and 2022.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million maturing on
April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to
Php850 thousand and Php760 thousand for the years ended December 31, 2023 and 2022, respectively. The carrying value of this investment amounted to Php25 million as at December 31, 2023.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 07-67 with face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to
Php520 thousand and Php361 thousand for the years ended December 31, 2023 and 2022, respectively. The carrying value of this investment amounted to Php10 million as at December 31, 2023.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of Php20 million maturing on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.0 million and Php1.4 million for the years ended December 31, 2023 and 2022, respectively. The carrying value of this investment amounted to Php20 million as at December 31, 2023 and 2022.

13.
Investment Properties

Changes in investment properties account for the years ended December 31, 2023 and 2022 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2023
Balances at beginning and end of the year	858	2	155	1,015
Net gains (losses) from fair value adjustments charged to profit or loss	58	8	(36)	30
Transfers from property and equipment	363	2	2	367
Disposals during the year	(95)	—	(2)	(97)
Balances at end of the year	1,184	12	119	1,315

December 31, 2022
Balances at beginning of the year	771	3	155	929
Net gains (losses) from fair value adjustments charged to profit or loss	96	(1)	2	97
Transfers from (to) property and equipment	2	—	(2)	—
Disposals during the year	(11)	—	—	(11)
Balances at end of the year	858	2	155	1,015

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter. The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to
Php129 million, Php93 million and Php78 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to
Php57 million, Php51 million and Php48 million for the years ended December 31, 2023, 2022 and 2021, respectively.
See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2023 and 2022 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
December 31, 2023
Costs:
Balances at beginning of the year	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Translation and other adjustments	—	56	1	—	—	—	1	58	58	—	58
Balances at end of the year	220	4,561	3,017	135	4,703	1,205	1,321	14,942	15,162	63,595	78,757
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Amortization during the year (Notes 4 and 5)	—	—	186	—	—	—	35	221	221	—	221
Translation and other adjustments	—	56	1	—	—	—	(6)	51	51	—	51
Balances at end of the year	—	4,561	2,265	135	4,703	1,205	899	13,768	13,768	654	14,422
Net balances at end of the year	220	—	752	—	—	—	422	1,174	1,394	62,941	64,335
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	4	—	—	—	3-8	—	—	—	—
December 31, 2022
Costs:
Balances at beginning of the year	—	4,505	3,016	135	4,703	1,205	799	14,363	14,363	62,033	76,396
Additions during the year	220	—	—	—	—	—	521	521	741	1,565	2,306
Disposals	—	—	—	—	—	—	—			(3)	(3)
Balances at end of the year	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,505	1,892	131	4,703	1,205	771	13,207	13,207	654	13,861
Amortization during the year (Notes 4 and 5)	—	—	186	4	—	—	38	228	228	—	228
Business combinations	—	—	—	—	—	—	71	71	71	—	71
Translation and other adjustments	—	—	—	—	—	—	(10)	(10)	(10)	—	(10)
Balances at end of the year	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Net balances at end of the year	220	—	938	—	—	—	450	1,388	1,608	62,941	64,549
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	5	—	—	—	4-9	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2023 and 2022 are as follows:

	2023			2022
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	752	—	752	938	—	938
Customer list	—	220	220	—	220	220
Others	—	422	422	—	450	450
Total intangible assets	752	642	1,394	938	670	1,608
Goodwill	56,571	6,370	62,941	56,571	6,370	62,941
Total goodwill and intangible assets	57,323	7,012	64,335	57,509	7,040	64,549

The consolidated future amortization of intangible assets as at December 31, 2022 are as follows:

Year	(in million pesos)
2024	220
2025	220
2026	221
2027	214
2028 and onwards	299
1,174

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2023, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys in 2022, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent group of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high-capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated and tested for impairment given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The post-tax discount rates applied to cash flow projections are 9.29% for the Wireless and Fixed Line CGUs. Cash flows beyond the projection period of three years are determined using a 2.4% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at
December 31, 2023 and 2022.

15.
Cash and Cash Equivalents

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Cash on hand and in banks (Note 27)	9,993	16,533
Temporary cash investments (Note 27)	6,184	8,678
	16,177	25,211

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php469 million, Php255 million and Php268 million for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 5 – Income and Expenses.

16. Trade and Other Receivables

As at December 31, 2023 and 2022, this account consists of receivables from:

	2023	2022
	(in million pesos)
Retail subscribers (Note 27)	19,894	17,216
Corporate subscribers (Note 27)	15,934	15,151
Foreign administrations (Note 27)	1,250	1,058
Domestic carriers (Note 27)	188	296
Dealers, agents and others (Note 27)	6,035	6,195
	43,301	39,916
Less: Allowance for expected credit losses	17,215	13,661
	26,086	26,255

Trade and other receivables are noninterest-bearing and generally have settlement terms of 30 to 180 days.

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at December 31, 2023 and 2022:

	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
December 31, 2023
Balances at beginning of the year	1,866	5,023	1,717	3,382	1	133	—	1	652	886	4,236	9,425	13,661
Provisions and other adjustments from continuing operations (Notes 3 and 5)	(394)	3,716	335	451	—	(4)	—	—	10	5	(49)	4,168	4,119
Provisions and other adjustments from discontinued operations (Notes 2 and 3)	—	—	4	—	—	—	—	—	—	—	4	—	4
Translation adjustments	—	—	(3)	(1)	—	—	—	—	—	—	(3)	(1)	(4)
Write-offs	—	(506)	—	—	—	—	—	—	—	—	—	(506)	(506)
Reclassifications and reversals	(24)	17	73	(12)	7	(13)	—	—	(54)	(53)	2	(61)	(59)
Balances at end of the year	1,448	8,250	2,126	3,820	8	116	—	1	608	838	4,190	13,025	17,215

December 31, 2022
Balances at beginning of the year	1,573	6,466	1,378	3,330	—	121	—	14	87	866	3,038	10,797	13,835
Provisions and other adjustments from continuing operations (Notes 2, 3 and 5)	782	3,420	397	489	1	33	—	(13)	3	14	1,183	3,943	5,126
Provisions and other adjustments from discontinued operations (Notes 2, 3 and 5)	—	—	30	—	—	—	—	—	—	—	30	—	30
Reclassifications and reversals	(489)	578	(129)	(27)	—	—	—	—	562	6	(56)	557	501
Translation adjustments	—	—	41	24	—	—	—	—	—	—	41	24	65
Write-offs	—	(5,441)	—	(434)	—	(21)	—	—	—	—	—	(5,896)	(5,896)
Balances at end of the year	1,866	5,023	1,717	3,382	1	133	—	1	652	886	4,236	9,425	13,661

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.
Inventories and Supplies

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Commercial:
At net realizable value(1)	1,747	2,110
At cost	2,053	2,455
Network:
At net realizable value(1)	951	577
At cost	1,971	1,727
Others:
At net realizable value(1)	642	881
At cost	928	1,604
Total inventories and supplies at the lower of cost or net realizable value	3,340	3,568

(1) Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(in million pesos)
Cost of sales	11,912	11,287	7,375
Repairs and maintenance	734	986	850
Provision for inventory obsolescence - continuing operations	89	408	847
Selling and promotions	—	4	9
	12,735	12,685	9,081

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Balances at beginning of the year	2,218	2,688
Provisions (Note 5)	89	414
Disposals and other adjustments	(59)	(63)
Reversals	(252)	(70)
Cost of sales	(384)	(751)
Balances at end of the year	1,612	2,218

18.
Prepayments and Other Non-Financial Assets

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Advances to suppliers and contractors	47,706	69,326
Subscriber contract costs	28,926	6,286
Prepaid taxes	11,914	14,911
Prepaid fees and licenses	2,022	1,983
Prepaid benefit costs (Note 25)	917	1,598
Prepaid repairs and maintenance	455	542
Prepaid rent	399	528
Prepaid insurance (Note 24)	150	120
Other prepayments	518	455
Other non-financial assets	573	834
	93,580	96,583
Less current portion of prepayments and other nonfinancial assets	13,215	15,364
Noncurrent portion of prepayments and other nonfinancial assets	80,365	81,219

Advances to suppliers and contractors are non-interest bearing and are to be applied to contractors’ subsequent progress billings for projects.

Subscriber contract costs consist of cost to obtain and cost to fulfill a contract with subscribers. Cost to obtain amounted to Php6,286 million and Php4,456 million as at December 31, 2023 and 2022, respectively. Amortization of cost to obtain presented under selling and promotions amounted to Php3,147 million in 2023 and Php980 million in 2022. Costs to fulfill amounted to Php24,470 million as at December 31, 2023.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid fees and licenses include advance payments for NTC license fees and unexpired portion of fees paid to the NTC.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Pension and Other Employee Benefits.

19.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1) 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the years ended December 31, 2023 and 2022.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at any time subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

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

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2022. See Note 1 – Corporate Information.

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

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012. In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price of the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or the Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013. In accordance with the terms and conditions of the Series HH Shares issued in 2007, the holders of the Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of
Php30 thousand, to fund the redemption price of the Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014. In accordance with the terms and conditions of the Series HH Shares issued in 2008, the holders of the Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption of the Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective May 11, 2016. In accordance with the terms and conditions of the Series II Shares, the holder of the Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from
May 11, 2016, or until May 11, 2026. After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020. The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. Due to the prescription of PLDT’s obligations to pay the trust amounts for Series A to FF, income from prescription of preferred shares redemption liability of Php7,839 million was recognized in 2022.

PLDT has withdrawn Php354 thousand, Php3 million and Php7 million from the Trust Account, representing total payments on redemption for the years ended December 31, 2023, 2022 and 2021, respectively. The balance of the Trust Account of amounting to Php13 thousand and Php367 thousand were presented as part of “Current portion of other financial assets” and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at December 31, 2023 and 2022, respectively. See related disclosures below under Perpetual Notes and Note 27 – Financial Assets and Liabilities.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the years ended December 31, 2023, 2022 and 2021 are detailed as follows:

December 31, 2023

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	13
	November 7, 2023	November 22, 2023	December 15, 2023	—	12
					49

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
	December 5, 2023	December 22, 2023	January 15, 2024	—	2
					10

Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45.00	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49.00	10,587
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14.00	3,025
					23,334
Charged to retained earnings					23,393

(1) Dividends were declared based on total amount paid up.

December 31, 2022

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12
	November 3, 2022	November 18, 2022	December 15, 2022	—	12
					49

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
	December 15, 2022	December 29, 2022	January 15, 2023	—	3
					10

Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42.00	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47.00	10,155
Special Dividend	August 4, 2022	August 18, 2022	September 5, 2022	28.00	6,049
					25,279
Charged to retained earnings					25,338

(1) Dividends were declared based on total amount paid up.

December 31, 2021

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 26, 2021	February 22, 2021	March 15, 2021	—	12
	May 6, 2021	May 21, 2021	June 15, 2021	—	13
	August 5, 2021	August 20, 2021	September 15, 2021	—	12
	November 4, 2021	November 19, 2021	December 15, 2021	—	12
					49

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
	June 8, 2021	June 24, 2021	July 15, 2021	—	2
	August 26, 2021	September 13, 2021	October 15, 2021	—	2
	December 7, 2021	December 23, 2021	January 15, 2022	—	3
					10

Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40.00	8,642
	August 5, 2021	August 19, 2021	September 3, 2021	42.00	9,075
					17,717
Charged to retained earnings					17,776

(1) Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2023 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2

Common Stock
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46	9,939
Charged to retained earnings					9,953

(1) Dividends were declared based on total amount paid up.

Noncontrolling Interests – Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes. Smart paid distributions amounting to
Php236 million each as at December 31, 2023, 2022 and 2021.

Proceeds from the issuance of these notes were used to finance capital expenditures. The notes have no fixed redemption dates. However, Smart may, at its sole option, redeem the notes. The notes are subordinated to and rank junior to all senior loans of Smart. In accordance with IAS 32, Financial Instruments: Presentation, the notes are classified as part of Smart’s equity and recorded as noncontrolling interests in PLDT’s consolidated financial statements.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2023:

(in million pesos)
Parent Company's unappropriated retained earnings available for dividends at beginning of the year	25,009
Adjustments: Unrealized gains in prior years:
Fair value adjustments of investment property resulting to gain	(1,267)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(2,362)
Fair value adjustments (mark-to-market gains)	(5,684)
Parent Company's unappropriated retained earnings available for dividends as at January 1, 2023	15,696
Add: Net income actually earned/realized during the year
Parent Company’s net income for the year	27,836
Less: Non-actual/unrealized income - net of tax
Unrealized foreign exchange gain - net (except those attributable to cash and cash equivalent)	(228)
Fair value adjustment of investment property resulting to gain	(118)
Fair value adjustments (mark-to-market gains)	(942)
Net movement of deferred tax assets - others	(2,196)
24,352
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(23,334)
(23,393)
Parent Company's unappropriated retained earnings available for dividends as at December 31, 2023	16,655

As at December 31, 2023, our consolidated unappropriated retained earnings amounted to Php22,020 million while the Parent Company’s unappropriated retained earnings amounted to Php16,655 million. The difference of Php5,365 million pertains to the effect of IAS 27, Separate Financial Statements, in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2022, our consolidated unappropriated retained earnings amounted to Php18,799 million while the Parent Company’s unappropriated retained earnings amounted to Php25,009 million. The difference of Php6,210 million pertains to the effect of IAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

20.
Interest-bearing Financial Liabilities

As at December 31, 2023 and 2022, this account consists of the following:

	2023	2022
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 27 and 28)	243,152	217,288

Current portion of interest-bearing financial liabilities:
Long-term and short-term debt maturing within one year (Notes 27 and 28)	11,646	32,292
	254,798	249,580

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php2,129 million and Php2,279 million as at December 31, 2023 and 2022, respectively. See Note 27 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2023 and 2022:

	2023	2022
	(in million pesos)
Unamortized debt discount at beginning of the year	2,279	2,857
Additions during the year	214	(243)
Revaluations during the year	(2)	20
Accretion during the year included as part of financing costs – net (Note 5)	(362)	(355)
Unamortized debt discount at end of the year	2,129	2,279

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at
December 31, 2023 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2024	39	2,161	9,845	12,006
2025	14	776	22,400	23,176
2026	14	776	14,585	15,361
2027	14	776	26,205	26,981
2028	28	1,552	19,115	20,667
2029 and onwards	614	34,026	124,710	158,736
Total long-term debt (Note 27)	723	40,067	216,860	256,927

Long-term Debt

As at December 31, 2023 and 2022, long-term debt consists of:

		2023		2022
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2023 and 2022	590	32,691	589	32,892
Term Loans:
Others (1)	SOFR + 1.31161% to 1.47826% and US$ LIBOR +1.0500% in 2023 and US$ LIBOR + 0.7900% to 1.0500% in 2022	122	6,788	161	9,002
		712	39,479	750	41,894
Philippine Peso Debts:
Fixed Rate Retail Bonds	5.2813% in 2023 and 2022		2,599		2,596
Term Loans:
Unsecured Term Loans	3.9500% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2023 and 3.9000% to 5.5660%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.6250%) and TDF + 0.2500% in 2022		212,720		195,090
			215,319		197,686
Total long-term debt (Notes 27 and 28)			254,798		239,580
Less portion maturing within one year (Note 27)			11,646		22,292
Noncurrent portion of long-term debt (Note 27)			243,152		217,288

(1) Effective September 2023, the benchmark rate of our U.S. Dollar-denominated debts was changed from LIBOR to SOFR.

							Outstanding Amounts
				Repurchase Amount			2023				2022
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	296	(2)	16,400	(2)	295	(2)	16,490	(2)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	294	(2)	16,291	(2)	294	(2)	16,402	(2)
							590		32,691		589		32,892

(1) The purpose of this loan is to refinance the existing loan obligations, prepay outstanding loans and partially finance capital expenditures.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
					Amount	Amount		2023				2022
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	February 24, 2022	—		—		—		—
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	December 7, 2022	—		—		—		—
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	March 30, 2023	—		—		25	(2)	1,395	(2)
PLDT
US$25M	January 31, 2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(2)	1,385	(2)	25	(2)	1,393	(2)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	97	(2)	5,403	(2)	111	(2)	6,214	(2)
								122		6,788		161		9,002

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

				Date of	Payments		Outstanding Amounts
				Issuance/	Amount		2023		2022
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	2,599	(2)	2,596	(2)

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	January 12, 2022	—		—
PLDT
Php1,500M	April 2, 2014	AIA Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	January 31, 2022	—		—
PLDT
Php1,000M	May 23, 2014	AIA Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	February 28, 2022	—		—
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	June 13, 2022	—		—
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,365		1,380
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,812	(2)	1,811	(2)
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,760		2,790
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,600		4,650
								10,537		10,631

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,595	(2)	4,642	(2)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,594	(2)	4,642	(2)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,593	(2)	4,641	(2)
Smart
Php7,000M(3)	December 18, 2015	China Banking Corporation, or CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	June 28, 2022	—		—
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,815	(2)	2,843	(2)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	August 30, 2023	—		5,637	(2)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,027	(2)	7,182	(2)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	November 3, 2023	—		6,105	(2)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,790		2,820
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	October 24, 2023	—		5,074	(2)
PLDT
Php5,300M (4)	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	December 19, 2023	—		981	(2)
								26,414		44,567

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(3) The outstanding amount of Php4,200 million was prepaid on June 28, 2022.

(4) The amounts of Php1,500 million and Php2,500 million were prepaid on September 19, 2022 and December 19, 2022, respectively.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,500M	October 27, 2016	China Banking Corporation or CBC	Annual amortization rate of 1% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	December 9, 2022	—		—
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,863	(2)	1,881	(2)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	915	(2)	920	(2)
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,866	(2)	1,878	(2)
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,283	(2)	3,317	(2)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth-year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,414	(2)	1,418	(2)
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,870		1,890
PLDT
Php3,500M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,290		3,325
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,427	(2)	1,443	(2)
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,775	(2)	1,770	(2)
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	881	(2)	879	(2)
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,775	(2)	1,773	(2)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,899	(2)	1,916	(2)
								22,258		22,410

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	September 28, 2022	—		—
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,839	(2)	2,867	(2)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,796	(2)	4,830	(2)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,933	(2)	8,053	(2)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,703	(2)	3,704	(2)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,914	(2)	1,931	(2)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,914	(2)	1,931	(2)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	6,163	(2)	6,901	(2)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,901	(2)	3,938	(2)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 18, 2019	4,500	—	—	4,298	(2)	4,340	(2)
								37,461		38,495

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,849	(2)	2,871	(2)
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,775	(2)	4,814	(2)
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,776	(2)	3,800	(2)
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	1,970	(2)	1,992	(2)
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,895	(2)	2,923	(2)
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth-year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,858	(2)	3,895	(2)
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,894	(2)	2,921	(2)
								23,017		23,216

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	4,871	(2)	4,918	(2)
Smart
Php3,000M	March 4, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 9, 2031	March 9, 2021	3,000	—	—	2,923	(2)	2,951	(2)
Smart
Php3,000M	March 5, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 25, 2031	May 25, 2021	3,000	—	—	2,923	(2)	2,951	(2)
Smart
Php4,000M	March 8, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 30, 2031	March 30, 2021	4,000	—	—	3,898	(2)	3,935	(2)
PLDT
Php3,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 14, 2032	April 14, 2021	3,000	—	—	2,922	(2)	2,950	(2)
PLDT
Php2,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 29, 2032	April 29, 2021	2,000	—	—	1,960		1,980
Smart
Php4,000M	April 14, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on June 8, 2032	June 8, 2021	4,000	—	—	3,936	(2)	3,974	(2)
Smart
Php3,000M	April 15, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on September 1, 2032	September 1, 2021	3,000	—	—	2,952	(2)	2,980	(2)
PLDT
Php3,000M	April 30, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year from drawdown date and the balance of 91% payable upon maturity on June 21, 2032	June 21, 2021	3,000	—	—	2,952	(2)	2,980	(2)
								29,337		29,619

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php3,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on July 15, 2032	July 15, 2021	3,000	—	—	2,923	(2)	2,951	(2)
PLDT
Php4,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on September 1, 2032	September 1, 2021	4,000	—	—	3,896	(2)	3,934	(2)
Smart
Php1,000M	September 28, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year from the drawdown date and the balance of 91% payable upon maturity on October 15, 2031	October 15, 2021	1,000	—	—	980		990
Smart
Php3,000M	November 17, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the sixth-year from the drawdown date and the balance of 94% payable upon maturity on November 22, 2028	November 22, 2021	3,000	—	—	2,924	(2)	2,951	(2)
PLDT
Php1,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 1, 2033	December 1, 2021	1,000	—	—	980		990
PLDT
Php3,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	3,000	—	—	2,921	(2)	2,949	(2)
PLDT
Php4,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	4,000	—	—	3,895	(2)	3,932	(2)
PLDT
Php2,500M	December 10, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 17, 2031	December 17, 2021	2,500	—	—	2,450		2,475
Smart
Php3,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the seventh-year from the drawdown date and the balance of 93% payable upon maturity on January 21, 2030	January 20, 2022	3,000	—	—	2,952	(2)	2,980	(2)
Smart
Php2,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eight-year from the drawdown date and the balance of 92% payable upon maturity on January 20, 2031	January 20, 2022	2,000	—	—	1,980		2,000
								25,901		26,152

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
	Date of Loan				Amount	Amount	Paid in	2023		2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php10,000M	January 31, 2023	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on April 19, 2033	April 19, 2023 May 26, 2023	7,500 2,500	—	—	9,946	(2)	—
PLDT
Php5,500M	February 27, 2023	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on April 19, 2033	April 19, 2023	5,500	—	—	5,461	(2)	—
ePLDT
Php8,000M	March 10, 2023	BPI	Semi-annual amortizations equivalent to 1% of the advance starting on the 1st year up to 5th year after drawdown date, 5% of the advance on the 6th to 9th year after drawdown date, and the balance of 75% payable on maturity date on March 24, 2033	March 24, 2023 October 27, 2023	3,000 2,000	—	—	4,964	(2)	—
PLDT
Php2,000M	March 22, 2023	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on August 24, 2033	August 24, 2023	2,000	—	—	2,000		—
PLDT
Php4,000M	April 14, 2023	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on August 24, 2033	August 24, 2023	4,000	—	—	3,971	(2)	—
Smart
Php10,500M	May 8, 2023	CBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary from the initial drawdown date and the balance of 91% payable upon maturity on May 11, 2033	May 11, 2023 June 2, 2023 June 5, 2023 August 24, 2023	3,000 2,000 2,000 3,500	—	—	10,453	(2)	—
PLDT
Php1,000M	December 13, 2023	Bank of Commerce	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year anniversary of the drawdown date and the balance payable upon maturity on December 20, 2032	December 19, 2023	1,000	—	—	1,000		—
PLDT
Php7,500M	December 21, 2023	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—		—
PLDT
Php2,800M	February 8, 2024	Bank of Commerce	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—		—
Smart
Php8,500M	February 27, 2024	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 1, 2034	March 1, 2024	4,000	—	—	—		—
PLDT
Php1,000M	March 6, 2024	HSBC	Annual amortization rate equivalent to 5% of the advance starting on the first-year up to the fourth-year anniversary of the drawdown date and the balance payable upon maturity	—	—	—	—	—		—
								37,795		—
								212,720		195,090

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

U.S. Dollar Fixed Rate Notes

PLDT issued on June 30, 2020 a US$300 million 10-year and US$300 million 30-year senior unsecured fixed-rate notes with coupon of 2.50% and 3.45%, respectively. Proceeds from the issuance of these notes have been used to refinance maturing debt obligations, prepay outstanding loans and partially finance capital expenditures.

Short-term Debt

In March and April 2022, PLDT and Smart availed unsecured short-term debt from various banks amounting to
Php6,000 million and Php4,000 million, respectively, with an interest rate of 2.60%. In July 2022, PLDT prepaid its outstanding short-term debt amounting to Php2,000 million. In October 2022, Smart paid its outstanding short-term debt amounting to Php4,000 million. In November 2022, PLDT and Smart availed unsecured short-term debt amounting to Php4,000 million and Php2,000 million, respectively, with an interest rate of 5.16%. In March 2023, PLDT paid its outstanding short-term debt amounting to Php4,000 million. In October 2023, PLDT and Smart paid their remaining outstanding short-term debt amounting to Php4,000 million and Php2,000 million, respectively. As at December 31, 2023 and 2022, PLDT and Smart have an outstanding short-term debt amounting to nil and Php10,000 million, respectively.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 15% and 17% were denominated in U.S. Dollars as at December 31, 2023 and 2022, respectively. Considering our consolidated outstanding hedges, the unhedged portion of the PLDT’s net debt amounts was approximately 5% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2023 and 7% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2022. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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
(d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; and (f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2023 and 2022, we were in compliance with all of our debt covenants. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

21.
Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Contract liabilities and unearned revenues (Note 5)	8,206	7,615
Provision for asset retirement obligations	1,164	1,514
Accrual of capital expenditures under long-term financing	198	316
Others	39	56
	9,607	9,501

The following table summarizes the changes to provision for asset retirement obligations for the years ended
December 31, 2023 and 2022:

	2023	2022
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,514	2,121
Capitalized to ROU assets during the year	163	65
Accretion expenses	63	54
Settlement of obligations and others	(2)	(1)
Change in assumptions	(30)	(935)
Revaluation due to change in IBR	(175)	442
Reclassification to liabilities associated with assets classified as held-for-sale	(369)	(232)
Provision for asset retirement obligations at end of the year	1,164	1,514

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks. See Note 20 – Interest-bearing Financial Liabilities.

22.
Accounts Payable

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Suppliers and contractors (Note 27)	74,518	98,656
Taxes (Note 26)	3,964	4,052
Carriers and others (Note 27)	2,362	2,209
Related parties (Notes 24 and 27)	170	270
	81,014	105,187

Certain suppliers entered into Trade Financing Arrangements (TFA) to sell a portion of their receivables amounting to Php20,553 million in 2023. This amount is included in the payables to Suppliers and Contractors. Under the terms of the TFAs, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest. There were no changes in the payment terms.

In February 2024, certain major supplier entered into a new TFA to sell a portion of its receivables amounting to
Php495 million.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.
Accrued Expenses and Other Current Liabilities

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	61,407	63,731
Contract liabilities and unearned revenues (Note 5)	10,689	9,499
Accrued taxes and related expenses (Note 26)	5,943	9,445
Accrued employee benefits and other provisions (Note 27)	5,510	6,615
Accrued interests and other related costs (Note 28)	2,157	1,868
Others	3,044	2,387
	88,750	93,545

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statement of accounts from suppliers. These liabilities are noninterest-bearing and are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Accrued employee benefits and other provisions pertain to accrued salaries, wages and bonuses, and other employee benefits that are normally settled within a year.

Accrued interests and other related costs are noninterest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

Other accrued expenses and other current liabilities are noninterest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

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

The following table provides the summary of outstanding balances as at December 31, 2023 and 2022, and transactions for the years ended December 31, 2023, 2022 and 2021 that have been entered into with related parties:

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2023	2022	Classification	2023	2022	2021
					(in million pesos)			(in million pesos)
Indirect investment in joint ventures through PCEV:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	603	527	Repairs and maintenance	2,928	3,219	2,519
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	45 days upon receipt of billings	Unsecured	Accrued expenses and other current liabilities (Notes 23 and 24)	—	—	Rent	—	40	40
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	598	2,775	Depreciation and amortization	603	665	486
		2023 – due after December 31, 2023; 2022 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	2	727
		2023– due on or before December 31, 2023; 2022 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	1	642
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 23)	3	5

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2023	2022	Classification	2023	2022	2021
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities (Note 20)	—	1,395	Financing costs – net	19	46	17
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities (Note 20)	1,385	1,393	Financing costs – net	96	46	18
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	261	318	Repairs and maintenance	92	80	97
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	104	18	Professional and other contracted services	110	87	68
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 22)	3	3
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 22)	6	6	Selling and promotions	1	2	2

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2023	2022	Classification	2023	2022	2021
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	103	14	Professional and other contracted services	105	105	80
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	81	17	Rent	246	269	232
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	4	59	Depreciation and amortization	—	44	29
		2023 – due after December 31, 2023; 2022 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	78	35
		2023 – due after December 31, 2023; 2022 – due after December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	—	28	Professional and other contracted services
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 22 and 23)	44	45	Repairs and maintenance	48	23	25
							Financing costs – net	—	—	5

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2023	2022	Classification	2023	2022	2021
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	8	10	Insurance and security services	261	229	196
		Immediately upon receipt of invoice	Unsecured	Prepayments and other nonfinancial assets (Note 18)	152	27
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	—	—	Insurance and security services	142	144	179
First Pacific Investment Management Limited, or FPIML

'On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement. FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content. The agreement provides that Smart shall pay monthly service fee of US$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis. On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020. Starting April 2021, the fee has been increased to $220 thousand per month. Smart prepaid the fees for the period April to October 2021 (US$1.54 million).

		—	Unsecured	Prepayments and other nonfinancial assets (Note 18)	—	—	Professional and other contracted services	149	133	111

				Statement of Financial			Income Statement
Company Name	Particulars	Terms	Conditions	Position Classification	2023	2022	Classification	2023	2022	2021
					(in million pesos)			(in million pesos)
Other related parties:
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 16)	5,193	3,155	Revenues	2,510	2,518	2,368
		2023 – due after December 31, 2023; 2022 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	66	384	Expenses	4,433	5,687	2,386
		2023 – due after December 31, 2023; 2022 – due after December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	42	229
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	148	1,404
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 22)	666	947
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 23)	603	57

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
		(in million pesos)
Short-term employee benefits	530	358	311
Other long-term employee benefits (Note 25)	121	480	115
Post-employment benefits (Note 25)	26	22	21
Total compensation paid to key officers of the PLDT Group	677	860	447

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php88 million, Php82 million and
Php85 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25.
Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees, in which case, benefits are computed based on R.A. 7641 (Retirement Pay Law) or the minimum mandated benefit by the law. For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT and certain of its subsidiaries actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2022 to December 31, 2023. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at December 31, 2023 and 2022, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
		(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	15,883	22,298	28,197
Service costs	1,016	1,093	1,614
Interest costs on benefit obligation	1,065	1,173	922
Actuarial losses on obligations – experience	154	78	538
Actuarial losses on obligations – economic assumptions	2,303	(3,972)	(5,502)
Actual benefits paid/settlements	(2,848)	(102)	(3,471)
Curtailment and others	391	(4,685)	—
Present value of defined benefit obligations at end of the year	17,964	15,883	22,298
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	16,291	14,683	15,000
Actual contributions	4,507	6,359	3,614
Interest income on plan assets	1,138	983	605
Actual benefits paid/settlements	(2,510)	(5,313)	(3,471)
Return on plan assets (excluding amount included in net interest)	(4,904)	(421)	(1,065)
Fair value of plan assets at end of the year	14,522	16,291	14,683
Overfunded (unfunded) status – net	(3,442)	408	(7,615)
Accrued benefit costs	3,541	482	7,760
Prepaid benefit costs (Note 18)	99	890	145

Components of net periodic benefit costs:
Service costs	1,016	1,093	1,614
Interest costs - net	(73)	190	317
Curtailment/settlement gains and other adjustments	272	261	—
Net periodic benefit costs (Note 5)	1,215	1,544	1,931

Actual net loss on plan assets amounted to Php3,766 million for the year ended December 31, 2023, while actual net gain on plan assets amounted to Php562 million and actual net loss amounted to Php460 million for the years ended
December 31, 2022 and 2021, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2024 will amount to
Php17,776 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2023:

(in million pesos)
2024	238
2025	344
2026	538
2027	593
2028	1,284
2029 to 2032	12,214

The average duration of the defined benefit obligation at the end of the reporting period is 12.21 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(in percentage)
Rate of increase in compensation	5.7	5.7	5.7
Discount rate	6.0	7.3	5.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2023 and 2022, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	15,762
	(1)	(19,838)

Future salary increases	1	19,903
	(1)	(15,732)

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

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2023 and 2022:

	2023	2022
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	9,439	13,509
Shares of stock	2,017	1,913
Corporate bonds and loans receivable	2,287	318
Mutual funds	225	7
Government securities	10	129
Total noncurrent financial assets	13,978	15,876
Current Financial Assets
Cash and cash equivalents	399	410
Receivables	42	8
Total current financial assets	441	418
Total PLDT’s Plan Assets	14,419	16,294
Subsidiaries Plan Assets	103	(3)
Total Plan Assets of Defined Benefit Pension Plans	14,522	16,291

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at December 31, 2023 and 2022, this account consists of:

	2023	2022	2023	2022
	(Percentage of Ownership)		(in million pesos)
MediaQuest	100	100	8,507	12,634
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100	100	672	625
BTFHI	100	100	260	250
			9,439	13,509

Investments in MediaQuest

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

Investments in MediaQuest are carried at fair value. The VIU calculations were derived from cash flow projections over a period of five years based on the 2024 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value. Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures. The post-tax discount rates applied to cash flow projections range from 11.3% to 12.2%. Cash flows beyond the five-year period are determined using 0.0% to 4.8% growth rates.

The Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs with underlying shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs) amounting to Php6 billion on
May 8, 2012. On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV. In various dates in 2012, MediaQuest received a deposit for future PDRs subscription of Php6 billion from ePLDT.

The Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion on January 25, 2013. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on
September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV. Also, on the same date, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of

Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

ePLDT’s Board of Directors approved on February 19, 2014 an additional Php500 million investment in Hastings PDRs of which Php300 million was received by MediaQuest on March 11, 2014. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014 on May 21, 2015. Subsequently, on
May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million.

The Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php3,100 million and Php1,400 million to fund MediaQuest’s investment requirements in 2019 and 2020, respectively, which were fully drawn by MediaQuest during the same years. The full amounts were fully drawn by MediaQuest during 2019 and 2020.

In 2021 and 2022, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest to fund its cash requirements amounting to Php2,000 million and Php1,000 million, respectively. As at December 31, 2022, both investments were already fully drawn by MediaQuest.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment amounted to Php553 million and Php494 million as at December 31, 2023 and 2022, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million on October 26, 2012. Total cash dividend income amounted to
Php10 million for each of the years ended December 31, 2023, 2022 and 2021. Dividend receivables amounted to
Php2 million each as at December 31, 2023 and 2022.

Shares of Stocks

As at December 31, 2023 and 2022, this account consists of:

	2023	2022
	(in million pesos)
Common shares
PSE	1,134	1,054
PLDT	34	35
Others	489	464
Preferred shares	360	360
	2,017	1,913

Dividends earned on PLDT common shares amounted to Php3 million for each of the years ended December 31, 2023 and 2022 and Php2 million for the year ended December 31, 2021.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2023 and 2022. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php49 million each for the years ended December 31, 2023 and 2022 and
Php47 million for the year ended December 31, 2021.

Mutual Funds

Investment in mutual funds includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in percentage)
Investments in listed and unlisted equity securities	79	95
Temporary cash investments	3	2
Debt and fixed income securities	16	2
Mutual funds	2	1
	100	100

Corporate Bonds and Loans Receivable

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from June 2024 to June 2030 and fixed interest rates from 4.38% to 6.80% per annum.

On August 16, 2023, September 19, 2023, November 24, 2023 and December 20, 2023, the Board of Trustees of the PLDT Beneficial Trust Fund entered into 10-year loan agreements with TV5 Network Inc. with an aggregate amount of
Php2,050 million. The total amount was fully drawn by TV5 Network Inc. on the respective loan agreement dates. The applicable interest rates for the loans shall be based on the average of the One Year PHP BVAL for the three consecutive business days immediately prior to and including the interest rate setting date plus a credit margin of 125 bps per annum.

Government Securities

Investments in government securities include Retail Treasury Bonds and FXTN bearing interest rates ranging from 3.9% to 4.8% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines.

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2023 and 2022, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2022 to December 31, 2023. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
		(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,777	3,264	2,775
Service costs	262	262	313
Interest costs on benefit obligation	210	156	101
Actuarial gains (losses) – economic assumptions	8	(20)	(40)
Actuarial (losses) – experience	(98)	(216)	12
Actual benefits paid/settlements	(344)	(396)	—
Curtailment and others	(15)	(273)	103
Present value of defined benefit obligations at end of the year	2,800	2,777	3,264
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	3,485	4,137	3,651
Actual contributions	248	299	306
Interest income on plan assets	261	213	132
Return on plan assets (excluding amount included in net interest)	(4)	(322)	(18)
Actual benefits paid/settlements	(372)	(842)	—
Others	—	—	66
Fair value of plan assets at end of the year	3,618	3,485	4,137
Funded status – net	818	708	873
Prepaid benefit costs (Note 18)	818	708	873

Components of net periodic benefit costs:
Service costs	262	262	313
Interest costs - net	(51)	(57)	(31)
Net periodic benefit costs	211	205	282

Actual net income on plan assets amounted to Php257 million and net loss of Php109 million for the years ended
December 31, 2023 and 2022, respectively, while actual net gains on plan assets amounted to Php114 million for the year ended December 31, 2021.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php309 million to the plan in 2024.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2023:

(in million pesos)
2024	85
2025	144
2026	140
2027	186
2028	254
2029 to 2033	2,069

The average duration of the defined benefit obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(in percentage)
Rate of increase in compensation	5.0	5.0	5.0
Discount rate	7.3	7.3	5.0

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2023 and 2022, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	28
	(1)	(28)

Future salary increases	(1)	(28)
	1	28

Smart’s Retirement Plan

The fund is being managed by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 81% and 19% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2023 and 2022:

	2023	2022
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,471	2,152
International equities	723	—
Philippine foreign currency bonds	670	220
Domestic equities	613	676
International fixed income	259	222
Total noncurrent financial assets	4,736	3,270
Current Financial Assets
Cash and cash equivalents	217	1,411
Total current financial assets	217	1,411
Total plan assets	4,953	4,681
Less: Employee’s share, forfeitures and mandatory reserve account	1,342	1,196
Total Plan Assets of Defined Contribution Plans	3,611	3,485

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 3.00% to 11.00% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of
Php33 million and Php21 million as at December 31, 2023 and 2022, respectively.

International Equities

Investments in international equities include exchange traded funds in iSHARES Core MSCI World UCITS ETF USD.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.38% to 10.63% per annum.

International Fixed Income

Investments in international fixed income include iSHARES U.S. Treasury Bond ETF.

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

Liquidity risk pertains to the Plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in percentage)
Investments in debt and fixed income securities and others	73	86
Investments in listed and unlisted equity securities	27	14
	100	100

Other Long-term Employee Benefits

TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the LTIP covering the years 2022 to 2026, covering two cycles, which intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the company’s performance in various ESG materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and GHG emissions, employee and customer welfare, diversity and inclusion, cyber security and data privacy, and business ethics. Cycle 1 covers performance period from 2022 to 2024 and payout will be based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php839 million and Php1,272 million for the years ended December 31, 2023 and 2022, respectively, and the expense accrued for TIP amounted to Php1,186 million for the year ended
December 31, 2021.

The accrued incentive payable amounted to Php2,182 million and Php1,294 million as at December 31, 2023 and 2022, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at December 31, 2023, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

Province of Cagayan

In 2016, the Province of Cagayan, or the Province, issued a tax assessment against Smart for alleged local franchise tax covering years 2011 to 2015. Smart appealed the assessment to the Regional Trial Court, or RTC, on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). On November 29, 2021, the RTC rendered its Decision dismissing the appeal of Smart for lack of jurisdiction without prejudice. Subsequently, a motion for reconsideration was filed by the Province. On April 25, 2023, the RTC ruled in favor of the Province and denied Smart’s subsequent Motion for Reconsideration. On May 24, 2023, Smart filed its Petition for Review before the Court of Tax Appeals. On June 27, 2023, the Second Division of the CTA, in a resolution, ordered the Province to file their Comment to the Petition for Review filed by Smart. The same was complied with. On December 14, 2023, Smart filed its Memorandum requesting for favorable decision by stating all legal and factual bases. The case is pending as of date of this report.

City of Makati

The City of Makati sent letters to Smart and SBI for alleged franchise tax liability, which Smart and SBI refuted through respective protest letters and judicial actions on the ground that Makati City is imposing tax on revenues outside its jurisdiction. After several court proceedings, on March 2, 2023, the City of Makati, Smart and SBI, mutually agreed to execute respective Compromise Agreements to abbreviate the long and protracted court cases. Pursuant thereto, on
March 28, 2023 and March 31, 2023, external counsels informed Smart and SBI, respectively, that the Courts approved Compromise Agreements, which eventually ended the cases. On April 27, 2023, the City of Makati issued the Business Permits of Smart and SBI.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs, as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year. Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Withholding Tax Assessments

ACeS Philippines had a case filed with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest, and delinquency interest amounting to Php87 million. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. On October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. On February 23, 2017 and March 15, 2017, respectively, the Company paid a compromise settlement amounting to Php27 million and filed a formal request for compromise of tax liabilities before the Bureau of Internal Revenue, or BIR, while the case is pending before the Supreme Court.

On February 19, 2021, ACeS Philippines entered into an amicable settlement with the BIR pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise settlement amounting to Php20 million. On April 18, 2021, the Commissioner of Internal Revenue signed the judicial compromise agreement. The corresponding Certificate of Availment (Compromise Settlement) was issued by the BIR. On July 21, 2022, Parties filed with the Supreme Court a Joint Motion for Judgment based on Judicial Compromise Agreement. On January 31, 2023, ACeS Philippines received the Decision of the Supreme Court dated August 30, 2022 affirming the decision of the CTA En Banc. On February 15, 2023, ACes Philippines filed its Motion for Reconsideration praying to consider the Joint Motion for Judgment based on Judicial Compromise Agreement filed on July 21, 2022. In a Notice dated February 21, 2023, the Supreme Court required the BIR to comment on the Motion for Reconsideration (on the Decision dated August 30, 2022). The BIR filed its Comment dated March 13, 2023 submitting that the Judicial Compromise Agreement executed by and between the parties be considered and judgment be rendered based thereon.

In a Notice received on June 29, 2023, the Supreme Court issued a Resolution dated April 25, 2023 resolving to deny ACeS Philippines’ Motion for Reconsideration with finality. The corresponding Entry of Judgment was received on
September 20, 2023. While the Supreme Court Decision and Resolution did not mention the Judicial Compromise Agreement, the BIR – National Evaluation Board previously approved ACeS Philippines’ application and payment for compromise settlement and issued the Certificate of Availment.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to
November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to
November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits. ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to
November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period
January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them. To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration. On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers. Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings. ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice. As of date of this report, there are no changes on the status of the case.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and
April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision of the CA.

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance, or IRM, of PLDT lines which individuals will be covered by the regularization orders because they are performing the core functions of PLDT; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence. The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular or core functions of PLDT.” It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision. After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements. The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP. On February 17, 2020, PLDT submitted its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively. On September 10, 2020, PLDT filed a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020). On December 23, 2020, PLDT filed its Reply to the Comment submitted by MKP and the DOLE Secretary. On March 11, 2021, PLDT received DOLE’s Reply dated March 2, 2021.

The Supreme Court resolved the consolidated Petitions in a Decision promulgated on February 14, 2024. The Decision affirmed the Court of Appeals in setting aside the Secretary of Labor's orders for PLDT to regularize the 7,344 workers of its contractors, except those workers performing “installation, repair and maintenance” services, whose regularization is subject to a remand of proceedings before the Regional Director of the DOLE. In setting aside the Secretary of Labor's orders, the Supreme Court ruled that the exercise of the Secretary's visitorial and enforcement powers is subject to the “basic tenets of appreciating evidence,” and that it was improper to rely on the anecdotal evidence that was used as basis in the Secretary's orders because such evidence is “malleable and may be tailored to suit any narrative or conclusion.” The remand will require the Regional Director of DOLE to determine the appropriateness of regularization of employees of contractors engaged in installation, repair, and maintenance, by undertaking the following: (a) to review and properly determine the effects of the regularization of the workers performing installation, repair, and maintenance services; (b) to review, compute, and properly determine, the monetary award on the labor standards violation, to which PLDT, and the concerned contractors are solidarily liable; and (c) to conduct further appropriate proceedings, consistent with this Decision. Motions for Reconsideration may be filed by the parties, subject to their receipt of the Supreme Court decision by official service.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other, or the Co-Use Agreement.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of Republic Act No. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of Republic Act No. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignments. Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

On November 23, 2018, PLDT filed an Entry of Appearance on behalf of PLDT and Smart. On January 17, 2019, PLDT and Smart filed their Comment. Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

On January 15, 2019, PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019. On
February 12, 2019, PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated
January 21, 2019. In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings. As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe). The consolidated cases were assigned to the Supreme Court Division in charge of G.R. No. 230798, the case with the lowest docket number.

Notice of Material Breach and Demand for Payment on Dito

In February 2021, PLDT and DITO entered into an agreement for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

On October 6, 2022, PLDT served on DITO a Notice of Material Breach and Demand for Payment due to DITO's refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. To date, DITO has only paid the first tranche amounting to Php84 million, with a remaining balance of Php196 million.

Meanwhile, on September 22, 2021, DITO filed a petition with the NTC seeking the latter’s intervention in directing Smart to grant DITO’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for DITO’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and DITO’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. The case remains pending with the NTC.

Following news reports on August 8, 2022 that DITO had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 (“December Subpoena”) from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023. On May 26, 2023, Smart received a subpoena ad testificandum from the PCC directing duly authorized representative(s) knowledgeable on: (i) Smart’s operations, including but not limited to interconnection with other public telecommunications entities, products and services offered, and corporate structure; and (ii) submitted documents in relation to the December Subpoena, to appear before the PCC Enforcement Office on June 8, 2023. Accordingly, Smart representatives appeared before the PCC on said date for the clarificatory hearing. On July 4, 2023, Smart received a PCC Resolution setting another hearing and requiring representatives from the Consumer Business group, Marketing Department, Network Department, and Carrier Relations of Smart to appear and address pending matters on competitor information, market distinction between postpaid and prepaid services, network coverage, interconnection agreements, clarificatory questions on documents already submitted, and other related matters. Accordingly, representatives from these groups attended the clarificatory hearings before the PCC on July 20 and November 20, 2023. On January 19, 2024, DITO informed Smart that it had signed the Memorandum of Agreement (Cooperation Against Bypass Activity) and provided a fully-signed copy on said date. Smart has not received any subsequent order or resolution from the PCC.

Class Action Suit Against PLDT

On February 6, 2023, Sophia Olsson, an investor in PLDT American Depositary Shares (“ADSs”), filed a putative class action in the United States District Court for the Central District of California (the “Court”) against PLDT and certain current and former directors and officers on behalf of herself and all other persons similarly situated who purchased or otherwise acquired ADSs between January 1, 2019 and December 19, 2022 (“U.S. Class Action”). On April 7, 2023, Ms. Olsson and another individual, Kevin Douglas, submitted separate motions to the Court to serve as lead plaintiff in the U.S. Class Action. On May 1, 2023, the Court granted Mr. Douglas’s (“Plaintiff”) motion to serve as the lead plaintiff.

On July 7, 2023, Plaintiff filed an amended complaint. The amended complaint alleges that PLDT and certain of its current and former directors and officers made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls (among other matters) during the period April 23, 2020 through December 19, 2022. On October 10, 2023, PLDT and defendants Manuel V. Pangilinan, Alfredo S. Panlilio, and Marilyn A. Victorio-Aquino (together, “Defendants”) moved for dismissal of the amended complaint in its entirety.

On December 1, 2023, Defendants and Plaintiff notified the Court that they had reached an agreement in principle to settle the U.S. Class Action. The notification indicated that, accordingly, Defendants and Plaintiff jointly sought to vacate the schedule for further briefing on PLDT’s pending motion to dismiss to allow the parties to finalize the settlement. On
December 4, 2023, the Court granted the request to vacate the briefing schedule.

On February 16, 2024, PLDT entered into a Stipulation of Settlement to resolve the U.S. Class Action, and on the same day Plaintiff submitted a motion seeking preliminary approval of the proposed settlement. Under the proposed settlement, which is subject to approval by the Court following notice to the settlement class, the settlement class will receive payment of a settlement amount of $3,000,000. The proposed settlement agreement contains no admission of liability, fault or wrongdoing by the Company or any of the named defendants. On March 7, 2024, the Court entered an order preliminarily approving the proposed settlement and scheduling a hearing for August 5, 2024 to determine whether to finally approve the settlement. If finally approved by the Court, the settlement will resolve the U.S. Class Action in its entirety as against the Company and all named defendants.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

27.
Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits. Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Material Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2023 and 2022:

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2023
Noncurrent:
Financial assets at fair value through profit or loss	—		578		578
Debt instruments at amortized cost – net of current portion	395		—		395
Derivative financial assets – net of current portion	—		96		96
Other financial assets – net of current portion	3,481	(1)	—		3,481
Current:
Cash and cash equivalents	16,177		—		16,177
Short-term investments	122		269	(2)	391
Trade and other receivables	26,086		—		26,086
Current portion of debt instruments at amortized cost	200		—		200
Current portion of other financial assets	320	(1)	—	(3)	320
Total assets	46,781		943		47,724

Liabilities as at December 31, 2023
Noncurrent:
Interest-bearing financial liabilities – net of current portion	243,152		—		243,152
Lease liabilities – net of current portion	41,625		—		41,625
Derivative financial liabilities – net of current portion	—		12		12
Customers' deposits	2,238		—		2,238
Deferred credits and other noncurrent liabilities	229		—		229
Current:
Accounts payable	77,050		—		77,050
Accrued expenses and other current liabilities	71,756		—		71,756
Current portion of interest-bearing financial liabilities	11,646		—		11,646
Current portion of lease liabilities	5,921		—		5,921
Dividends payable	1,912		—		1,912
Current portion of derivative financial liabilities	—		1,021		1,021
Liabilities associated with assets classified as held-for-sale	1,779		—		1,779
Total liabilities	457,308		1,033		458,341
Net liabilities	(410,527)		(90)		(410,617)

(1)
Includes refundable deposits and notes receivables.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. In 2021, PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse and impaired the remaining fund value of US$3.4 million. In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at December 31, 2023, the fund’s value amounted to US$4.85 million.
(3)
Includes RCBC Redemption Trust Account. See Note 19 – Equity – Redemption of Preferred Stock.

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2022
Noncurrent:
Financial assets at fair value through profit or loss	—		432		432
Debt instruments at amortized cost – net of current portion	596		—		596
Derivative financial assets – net of current portion	—		81		81
Other financial assets – net of current portion	3,489	(1)	—		3,489
Current:
Cash and cash equivalents	25,211		—		25,211
Short-term investments	129		254	(2)	383
Trade and other receivables	26,255		—		26,255
Current portion of other financial assets	206	(1)	—	(3)	206
Total assets	55,886		767		56,653

Liabilities as at December 31, 2022
Noncurrent:
Interest-bearing financial liabilities – net of current portion	217,288		—		217,288
Lease liabilities – net of current portion	31,958		—		31,958
Derivative financial liabilities – net of current portion	—		190		190
Customers' deposits	2,313		—		2,313
Deferred credits and other noncurrent liabilities	363		—		363
Current:
Accounts payable	101,135		—		101,135
Accrued expenses and other current liabilities	74,227		—		74,227
Current portion of interest-bearing financial liabilities	32,292		—		32,292
Current portion of lease liabilities	10,477		—		10,477
Dividends payable	1,821		—		1,821
Current portion of derivative financial liabilities	—		960		960
Liabilities associated with assets classified as held-for-sale	1,738		—		1,738
Total liabilities	473,612		1,150		474,762
Net liabilities	(417,726)		(383)		(418,109)

(1)
Includes refundable deposits and notes receivables.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse in 2021. As at December 31, 2021, the fund’s value is US$3.4 million which was fully impaired as at year-end. In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at December 31, 2022, the fund’s value is US$4.5 million.
(3)
Includes RCBC Redemption Trust Account. See Note 19 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at
December 31, 2023 and 2022:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2023
Current Financial Assets
Trade and other receivables
Foreign administrations	4,606	3,480	1,126
Domestic carriers	332	145	187
Total	4,938	3,625	1,313
Current Financial Liabilities
Accounts payable
Suppliers and contractors	74,542	24	74,518
Carriers and others	4,713	2,351	2,362
Total	79,255	2,375	76,880

December 31, 2022
Current Financial Assets
Trade and other receivables
Foreign administrations	5,160	4,236	924
Domestic carriers	492	197	295
Total	5,652	4,433	1,219
Current Financial Liabilities
Accounts payable
Suppliers and contractors	98,700	44	98,656
Carriers and others	4,757	2,548	2,209
Total	103,457	2,592	100,865

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2023 and 2022.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2023 and 2022 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2023	2022	2023	2022
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	395	596	387	573
Other financial assets – net of current portion	3,481	3,489	3,184	3,278
Total	3,876	4,085	3,571	3,851
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	243,152	217,288	232,195	201,703
Customers' deposits	2,238	2,313	1,425	1,449
Deferred credits and other noncurrent liabilities	229	363	225	307
Total	245,619	219,964	233,845	203,459

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2023 and 2022. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2023				2022
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	575	3	578	—	407	25	432
Derivative financial assets – net of current portion	—	96	—	96	—	81	—	81
Current Financial Assets
Short-term investments	—	269	—	269	—	254	—	254
Current portion of derivative financial assets	—	—	—	—	—	—	—	-
Current portion of other financial assets	—	—	—	—	—	—	—	—
Total	—	940	3	943	—	742	25	767

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	12	—	12	—	190	—	190
Current Financial Liabilities
Current portion of derivative financial liabilities	—	1,021	—	1,021	—	960	—	960
Total	—	1,033	—	1,033	—	1,150	—	1,150

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2023 and 2022, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2023 and 2022, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed rate loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps, foreign currency options and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

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

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statements. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at December 31, 2023 and 2022, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2023 and 2022:

							2023		2022
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$396	Various dates in October to December 2023	U.S. Dollar Liabilities	Various dates in January to June 2024	—	Php56.557	US$396	(448)	US$257	(353)
	US$206	Various dates in October to December 2023	U.S. Dollar Liabilities	Various dates in January to June 2024	—	Php56.432	—	—	—	—
Forward exchange options capped forward	US$6	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.08	—	—	—	—
Foreign exchange options seagull(a)	US$7	June 10, 2022	U.S. Dollar Liabilities	January 9, 2023	—	Php52.64	—	—	7	(7)
					—	Php52.96	—	—	—	—
					—	Php54.00	—	—	—	—
								(448)		(360)
Smart
Forward foreign exchange contracts	US$449	Various dates in June 2023 to December 2023	U.S. Dollar Liabilities	Various dates in January to October 2024	—	Php56.549	US$449	(493)	—	—
	US$94	Various dates in June 2023 to December 2023	U.S. Dollar Liabilities	Various dates in October 2023 to February 2024	—	Php56.838	—	—	—	—
	US$369	Various dates in July to December 2022	U.S. Dollar Liabilities	Various dates in January to June 2023	—	Php57.08	—	—	US$369	(481)
	US$157	Various dates in January and February 2023	U.S. Dollar Liabilities	Various dates in February to July 2023	—	Php54.93	—	—	—	—
Subsidized forwards(b)	US$52	Various dates in November 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.38 Php51.65	—	—	—	—
Foreign exchange options seagull(c)	US$15	Various dates in June 2023	U.S. Dollar Liabilities	Various dates in February 2024	—	Php55.94	US$15	(1)	—	—
	US$71	Various dates in June 2022	U.S. Dollar Liabilities	Various dates in October 2022 to February 2023	—	Php52.82 Php53.37 Php54.46	—	—	US$37	(40)
								(494)		(521)
								(942)		(881)
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	—	—	—	—
Long-term currency swaps(e)	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	—	—	—	—	—
Long-term foreign currency options(f)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	(87)	US$290	(265)
								(87)		(265)
Smart
Long-term currency swaps(g)	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	—	—	—	—	—
Long-term foreign currency options(h)	US$109	February to April 2021	140 PNB	December 13, 2030	1.63%	Php48.00 Php53.34	US$77	92	US$88	77
								92		77
								5		(188)
								(937)		(1,069)

(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php52.96 to Php54.00, PLDT will purchase the U.S. Dollar for Php52.96. However, if on maturity, the exchange rate settles above Php54.00, PLDT will purchase the U.S. Dollar for Php52.96 plus the excess above Php54.00, and if the exchange rate is lower than Php52.96, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php52.64.
(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles above Php51.65, Smart will purchase the U.S. Dollar for Php50.38 plus the excess above Php51.65, and if the exchange rate is at or lower than Php51.65, Smart will purchase the U.S. Dollar at Php50.38.
(c)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php55.85 to Php56.87, Smart will purchase the U.S. Dollar for Php55.85. However, if on maturity, the exchange rate settles above Php56.87, Smart will purchase the U.S. Dollar for Php55.85 plus the excess above Php56.87, and if the exchange rate is lower than Php55.85, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.17.
(d)
PLDT’s interest rate swap agreements, which matured on February 25, 2022, were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2021.
(e)
PLDT’s long-term principal only-currency swap agreements, which matured on February 25, 2022, were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting Php0.5 million was recognized in our consolidated income statements for the year ended
December 31, 2021.
(f)
PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2023 and 2022 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61. However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate. The mark-to-market losses amounting to Php119 million and
Php190 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2023 and 2022, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to
Php32 million and Php75 million was recognized as at December 31, 2023 and 2022, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php39 million, Php4 million and Php89 million were recognized in our consolidated income statements for the years ended December 31, 2023, 2022 and 2021, respectively.
(g)
Smart’s long-term principal only-currency swap agreements, which matured on December 7, 2022, were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portions of the movements in the fair value amounting to Php309 thousand was recognized in our consolidated income statements for the year ended December 31, 2021.

(h)
Smart’s long-term foreign currency option agreements outstanding as at December 31, 2023 and 2022 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php5.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php96 million and
Php81 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2023 and 2022, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to
Php3 million each was recognized as at December 31, 2023 and 2022. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php12 million and Php5 million were recognized in our consolidated income statements for the years ended
December 31, 2023 and 2022, respectively.

Our derivative financial instruments as at December 31, 2023 and 2022 are presented in the statements of financial position as follows:

	2023	2022
	(in million pesos)
Noncurrent assets	96	81
Noncurrent liabilities (Note 28)	(12)	(190)
Current liabilities (Note 28)	(1,021)	(960)
Net liabilities	(937)	(1,069)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2023 and 2022 are summarized as follows:

	2023	2022
	(in million pesos)
Net mark-to-market losses at beginning of the year	(1,069)	(74)
Gains on derivative financial instruments (Note 4)	1,436	2,572
Settlements and interest expense	607	1,135
Effective portion recognized in the profit or loss for the cash flow hedges	(66)	(77)
Net fair value losses on cash flow hedges charged to other comprehensive income	(1,674)	(3,228)
Others	(171)	(1,397)
Net mark-to-market losses at end of the year	(937)	(1,069)

Our consolidated analysis of gains on derivative financial instruments for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
		(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	1,436	2,572	1,651
Hedge costs	(238)	(250)	(251)
Net gains (losses) on derivative financial instruments (Notes 4 and 5)	1,198	2,322	1,400

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

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

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php16,177 million and Php391 million, respectively, as at December 31, 2023, which we can use to meet our short-term liquidity needs.
See Note 15 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2023 and 2022:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2023
Financial instruments at amortized cost:	54,271	50,127	3,530	412	202
Debt instruments at amortized cost	595	200	45	340	10
Other financial assets	4,069	320	3,485	72	192
Temporary cash investments	6,184	6,184	—	—	—
Short-term investments	122	122	—	—	—
Retail subscribers	19,894	19,894	—	—	—
Corporate subscribers	15,934	15,934	—	—	—
Foreign administrations	1,250	1,250	—	—	—
Domestic carriers	188	188	—	—	—
Dealers, agents and others	6,035	6,035	—	—	—
Financial instruments at FVPL:	1,021	443	—	—	578
Financial assets at fair value through profit or loss	578	—	—	—	578
Short-term investments	443	443	—	—	—
Total	55,292	50,570	3,530	412	780

December 31, 2022
Financial instruments at amortized cost:	53,604	48,929	3,740	852	83
Debt instruments at amortized cost	596	—	225	361	10
Other financial assets	4,285	206	3,515	491	73
Temporary cash investments	8,678	8,678	—	—	—
Short-term investments	129	129	—	—	—
Retail subscribers	17,216	17,216	—	—	—
Corporate subscribers	15,151	15,151	—	—	—
Foreign administrations	1,058	1,058	—	—	—
Domestic carriers	296	296	—	—	—
Dealers, agents and others	6,195	6,195	—	—	—
Financial instruments at FVPL:	860	428	—	—	432
Financial assets at fair value through profit or loss	432	—	—	—	432
Short-term investments	428	428	—	—	—
Total	54,464	49,357	3,740	852	515

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2023 and 2022:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2023
Debt(1):	341,848	7,430	77,131	65,342	191,945
Principal	256,927	7,250	43,292	47,648	158,737
Interest	84,921	180	33,839	17,694	33,208
Lease obligations	151,905	36,287	49,856	36,924	28,838
Various trade and other obligations:	151,062	148,560	427	28	2,047
Suppliers and contractors	74,716	74,518	194	4	—
Utilities and related expenses	61,079	61,044	35	—	—
Carriers and others	2,362	2,362	—	—	—
Employee benefits	5,510	5,510	—	—	—
Customer deposits	2,238	—	167	24	2,047
Dividends	1,912	1,912	—	—	—
Others	3,245	3,214	31	—	—
Total contractual obligations	644,815	192,277	127,414	102,294	222,830

December 31, 2022
Debt(1):	320,907	30,001	65,159	55,632	170,115
Principal	251,859	29,203	37,885	41,593	143,178
Interest	69,048	798	27,274	14,039	26,937
Lease obligations	62,216	14,658	13,504	10,591	23,463
Various trade and other obligations:	178,246	175,566	610	38	2,032
Suppliers and contractors	98,972	98,656	307	9	—
Utilities and related expenses	63,613	63,609	4	—	—
Carriers and others	2,209	2,209	—	—	—
Customers’ deposits	2,313	—	252	29	2,032
Employee benefits	6,615	6,615	—	—	—
Dividends	1,821	1,821	—	—	—
Others	2,703	2,656	47	—	—
Total contractual obligations	561,369	220,225	79,273	66,261	195,610

(1)
Consists of long-term and short-term debts, including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Within one year	36,287	14,658
After one year but not more than five years	86,780	24,095
More than five years	28,838	23,463
Total	151,905	62,216

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php151,062 million and Php178,246 million as at December 31, 2023 and 2022, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Major Network Vendors

Since the last quarter of 2022, we have engaged in discussions with the major network vendors regarding the status of the PLDT Group's capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major network vendors amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at December 31, 2023, such commitment was reduced to Php13,700 million, net of advances and deliveries.

Moreover, new purchase orders issued in 2023 to the same major network vendors amounted to Php13,600 million, net of advances and deliveries.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors amounted to Php29,500 million, of which Php16,000 million represent the commitments for 2022 and prior years, net of advances and deliveries as of December 31, 2023.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2023 and 2022.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at December 31, 2023 and 2022.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities. While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars. As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. Further details of the risk management strategy are recognized in our hedge designation documentation. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statements or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2023 and 2022 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2023
Long-term foreign currency options	367	96	Derivative financial assets – net of current portion
	—	(12)	Derivative financial liabilities – net of current portion
	367	84

December 31, 2022
Long-term foreign currency options	378	81	Derivative financial assets – net of current portion
	—	(190)	Derivative financial liabilities – net of current portion
	378	(109)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2023 and 2022 are as follows:

	2023		2022
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Notes 2031	(4,546)	75	(3,288)	75
	(4,546)	75	(3,288)	75

Smart:
US$140M PNB	(1,599)	3	(1,182)	3
	(1,599)	3	(1,182)	3

The effect of the cash flow hedge on our consolidated statements of financial position as at December 31, 2023 and 2022 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2023
Long-term foreign currency options	(6,145)	Other comprehensive loss
	(6,145)

December 31, 2022
Long-term foreign currency options	(4,470)	Other comprehensive loss
	(4,470)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2023 and 2022:

	2023		2022
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	2	96	1	81
Other financial assets – net of current portion	—	—	—	1
Total noncurrent financial assets	2	96	1	82
Current Financial Assets
Cash and cash equivalents	76	4,232	287	16,002
Short-term investments	5	269	5	254
Trade and other receivables – net	115	6,411	132	7,385
Current portion of other financial assets	—	12	—	12
Total current financial assets	196	10,924	424	23,653
Total Financial Assets	198	11,020	425	23,735
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	681	37,719	719	40,153
Derivative financial liabilities – net of current portion	—	12	3	190
Other noncurrent liabilities	—	27	—	27
Total noncurrent financial liabilities	681	37,758	722	40,370
Current Financial Liabilities
Accounts payable	1,314	72,797	1,339	74,720
Accrued expenses and other current liabilities	207	11,481	218	12,184
Current portion of interest-bearing financial liabilities	39	2,149	39	2,165
Current portion of derivative financial liabilities	18	1,021	17	960
Total current financial liabilities	1,578	87,448	1,613	90,029
Total Financial Liabilities	2,259	125,206	2,335	130,399

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php55.42 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2023.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php55.82 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2022.

As at March 21, 2024, the Philippine Peso-U.S. Dollar exchange rate was Php56.03 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by
Php1,247 million as at December 31, 2023.

Approximately 15% and 17% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at December 31, 2023 and 2022, respectively. Our consolidated foreign currency-denominated debt decreased to Php39,479 million as at December 31, 2023 from Php41,894 million as at December 31, 2022. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts, long-term foreign currency options and short-term forwards allocated for debt were US$485 million and US$441 million as at December 31, 2023 and 2022, respectively. Consequently, the unhedged portion of our consolidated debt amounts were approximately 5% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2023 and 7% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at
December 31, 2022.

Approximately 8%, 10% and 9% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2023, 2022 and 2021, respectively. Approximately 6%, 5% and 7% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended
December 31, 2023, 2022 and 2021, respectively. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 0.72% against the U.S. Dollar to Php55.42 to US$1.00 as at December 31, 2023 from Php55.82 to US$1.00 as at December 31, 2022. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,153 million for the year ended December 31, 2023 and net foreign exchange losses of Php4,685 million Php3,890 million for the years ended December 31, 2022 and 2021, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until March 31, 2024. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1.95% as compared to the exchange rate of Php55.42 to US$1.00 as at December 31, 2023. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1.95% as at December 31, 2023, with all other variables held constant, consolidated profit after tax for the year ended December 31, 2023 and stockholders’ equity as at December 31, 2023 would have been approximately Php2,341 million and Php27 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. Further details of the risk management strategy are recognized in our hedge designation documentation. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The hedging instruments have no impact on our consolidated statements of financial position as at December 31, 2023 and 2022.

The hedged items on our consolidated statements of financial position has no impact as at December 31, 2023 and 2022.

The cash flow hedge on our consolidated statements of financial position has no impact as at December 31, 2023 and 2022.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2023 and 2022. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2023

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	4	—	—	6	—	10	595	—	595	10	587
Interest rate	2.3750% to 2.9000%	4.2500% to 4.2500%	6.2500% to 6.2500%	4.6250% to 4.8750%	6.5000%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	15	—	—	—	—	15	850	—	850	15	850
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	128	—	—	—	—	128	7,082	—	7,082	128	7,082
Interest rate	0.0500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	35	—	—	—	—	35	1,933	—	1,933	35	1,933
Interest rate	4.9000% to 5.1250%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	77	—	—	—	—	77	4,251	—	4,251	77	4,251
Interest rate	0.2500% to 6.2500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	122	—	122	2	122
Interest rate	0.5000% to 6.1000%	—	—	—	—	—	—	—	—	—	—
	261	—	—	6	—	267	14,833	—	14,833	267	14,825

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,251	560	32,691	466	25,845
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	72	377	227	564	334	1,574	87,225	748	86,477	1,471	81,545
Interest rate	5.1021% to 5.2813%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	4.0000% to 5.1560%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	28	14	42	14	123	6,816	28	6,788	123	6,816
Interest rate	SOFR + 1.47826%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	—	—	—	—	—	—
Philippine Peso	33	99	36	254	1,916	2,338	129,635	793	128,842	2,339	129,635
Interest rate	0.5000% over PHP BVAL	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
	130	504	277	860	2,864	4,635	256,927	2,129	254,798	4,399	243,841

As at December 31, 2022

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	4	1	6	—	11	596	—	596	10	573
Interest rate	—	2.3750% to 2.9000%	4.2500%	4.6250% to 6.2500%	6.5000%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,264	—	1,264	23	1,264
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—
Philippine Peso	123	—	—	—	—	123	6,863	—	6,863	123	6,863
Interest rate	0.0500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	127	—	—	—	—	127	7,092	—	7,092	127	7,092
Interest rate	3.5000% to 4.7500%	—	—	—	—	—	—
Philippine Peso	28	—	—	—	—	28	1,586	—	1,586	28	1,586
Interest rate	2.8000% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	129	—	129	2	129
Interest rate	0.5000% to 2.0000%	—	—	—	—	—	—
	303	4	1	6	—	314	17,530	—	17,530	313	17,507

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,489	597	32,892	435	24,316
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	319	124	340	576	540	1,899	106,018	919	105,099	1,744	97,327
Interest rate	3.9500% to 4.0000%	3.9500% to 5.1560%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	53	14	28	42	162	9,042	40	9,002	162	9,042
Interest rate	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	—	—	—	—	—	—
Philippine Peso	34	93	55	141	1,383	1,706	93,310	723	92,587	1,672	93,310
Interest rate	—	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
Philippine Peso	179	—	—	—	—	179	10,000	—	10,000	179	10,000
Interest rate	2.6000 to 5.1600%	—	—	—	—	—	—	—	—	—	—
	557	270	409	745	2,565	4,546	251,859	2,279	249,580	4,192	233,995

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or up to five years. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 53% and 41% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at December 31, 2023 and 2022, respectively. Our consolidated variable rate debt increased to Php135,631 million as at December 31, 2023 from Php101,590 million as at December 31, 2022. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of nil as at December 31, 2023 and 2022, approximately 47% and 59% of our consolidated debts were fixed as at December 31, 2023 and 2022, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2024. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 5 basis points, or bps, and 25 bps higher/lower, respectively, as compared to levels as at December 31, 2023. If the U.S. Dollar interest rates had been 5 bps higher/lower as compared to market levels as at December 31, 2023, with all other variables held constant, consolidated profit after tax for the year ended December 31, 2023 and stockholders’ equity as at December 31, 2023 would have been approximately Php4 million and Php4 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been 25 bps higher/lower as compared to market levels as at December 31, 2023, with all other variables held constant, consolidated profit after tax for the year December 31, 2023 and stockholders’ equity as at December 31, 2023 would have been approximately Php25 million and Php14 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Financial assets at fair value through profit or loss	578	432
Derivative financial assets – net of current portion	96	81
Short-term investments	269	254
Total	943	767

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2023 and 2022. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2023 and 2022, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	December 31, 2023
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	20,424	11,070	—	31,494
Standard grade	271	3,683	—	3,954
Substandard grade	—	11,333	—	11,333
Default	442	4,190	13,025	17,657
Gross carrying amount	21,137	30,276	13,025	64,438
Less allowance	442	4,190	13,025	17,657
Carrying amount	20,695	26,086	—	46,781

	December 31, 2022
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,328	12,380	—	41,708
Standard grade	303	4,445	—	4,748
Substandard grade	—	9,430	—	9,430
Default	764	4,236	9,425	14,425
Gross carrying amount	30,395	30,491	9,425	70,311
Less allowance	764	4,236	9,425	14,425
Carrying amount	29,631	26,255	—	55,886

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements. Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2023 and 2022.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2023 and 2022:

	2023
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	46,781	521	46,260
Debt instruments at amortized cost	595	—	595
Other financial assets	3,801	—	3,801
Cash and cash equivalents	16,177	146	16,031
Short-term investments	122	—	122
Corporate subscribers	9,988	338	9,650
Retail subscribers	10,196	37	10,159
Foreign administrations	1,126	—	1,126
Domestic carriers	187	—	187
Dealers, agents and others	4,589	—	4,589
Financial instruments at FVPL:	943	—	943
Financial assets at FVPL	578	—	578
Long-term foreign currency options	96	—	96
Short-term investments	269	—	269
Total	47,724	521	47,203

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2023.

	2022
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	55,886	505	55,381
Debt instruments at amortized cost	596	—	596
Other financial assets	3,695	—	3,695
Cash and cash equivalents	25,211	105	25,106
Short-term investments	129	—	129
Retail subscribers	10,327	46	10,281
Corporate subscribers	10,052	354	9,698
Foreign administrations	924	—	924
Domestic carriers	295	—	295
Dealers, agents and others	4,657	—	4,657
Financial instruments at FVPL:	767	—	767
Financial assets at FVPL	432	—	432
Long-term foreign currency options	81	—	81
Short-term investments	254	—	254
Total	56,653	505	56,148

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2022.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2023 and 2022:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2023
Financial instruments at amortized cost:	64,264	31,494	3,954	11,333	17,483
Debt instruments at amortized cost	595	595	—	—	—
Other financial assets	4,069	3,800	1	—	268
Cash and cash equivalents	16,177	15,907	270	—	—
Short-term investments	122	122	—	—	—
Retail subscribers	19,894	8,083	266	1,847	9,698
Corporate subscribers	15,934	2,341	1,390	6,257	5,946
Foreign administrations	1,250	90	529	507	124
Domestic carriers	188	1	92	94	1
Dealers, agents and others	6,035	555	1,406	2,628	1,446
Financial instruments at FVPL:	1,117	701	242	—	174
Financial assets at FVPL	578	336	242	—	—
Long-term foreign currency options	96	96	—	—	—
Short-term investments	443	269	—	—	174
Total	65,381	32,195	4,196	11,333	17,657

December 31, 2022
Financial instruments at amortized cost:	70,137	41,708	4,748	9,430	14,251
Debt instruments at amortized cost	596	596	—	—	—
Other financial assets	4,285	3,694	1	—	590
Cash and cash equivalents	25,211	24,909	302	—	—
Short-term investments	129	129	—	—	—
Retail subscribers	17,216	7,782	458	2,087	6,889
Corporate subscribers	15,151	3,959	1,543	4,550	5,099
Foreign administrations	1,058	289	210	425	134
Domestic carriers	296	111	30	154	1
Dealers, agents and others	6,195	239	2,204	2,214	1,538
Financial instruments at FVPL:	941	604	163	—	174
Financial assets at FVPL	432	269	163	—	—
Long-term foreign currency options	81	81	—	—	—
Short-term investments	428	254	—	—	174
Total	71,078	42,312	4,911	9,430	14,425

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2023 and 2022 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2023
Financial instruments at amortized cost:	64,264	35,448	3,505	618	7,210	17,483
Debt instruments at amortized cost	595	595	—	—	—	—
Other financial assets	4,069	3,801	—	—	—	268
Cash and cash equivalents	16,177	16,177	—	—	—	—
Short-term investments	122	122	—	—	—	—
Retail subscribers	19,894	8,349	1,603	223	21	9,698
Corporate subscribers	15,934	3,731	1,500	248	4,509	5,946
Foreign administrations	1,250	619	164	87	256	124
Domestic carriers	188	93	39	20	35	1
Dealers, agents and others	6,035	1,961	199	40	2,389	1,446
Financial instruments at FVPL:	1,117	943	—	—	—	174
Financial assets at FVPL	578	578	—	—	—	—
Long-term foreign currency options	96	96	—	—	—	—
Short-term investments	443	269	—	—	—	174
Total	65,381	36,391	3,505	618	7,210	17,657

December 31, 2022
Financial instruments at amortized cost:	70,137	46,456	3,289	1,709	4,432	14,251
Debt instruments at amortized cost	596	596	—	—	—	—
Other financial assets	4,285	3,695	—	—	—	590
Cash and cash equivalents	25,211	25,211	—	—	—	—
Short-term investments	129	129	—	—	—	—
Retail subscribers	17,216	8,240	1,439	372	276	6,889
Corporate subscribers	15,151	5,502	1,615	1,214	1,721	5,099
Foreign administrations	1,058	499	37	14	374	134
Domestic carriers	296	141	72	26	56	1
Dealers, agents and others	6,195	2,443	126	83	2,005	1,538
Financial instruments at FVPL:	941	767	—	—	—	174
Financial assets at FVPL	432	432	—	—	—	—
Long-term foreign currency options	81	81	—	—	—	—
Short-term investments	428	254	—	—	—	174
Total	71,078	47,223	3,289	1,709	4,432	14,425

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. Starting 2019, we based our dividend payout on telco core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

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

No changes were made in our objectives, policies or processes for managing capital during the years ended
December 31, 2023, 2022 and 2021.

28.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at December 31, 2023 and 2022:

	January 1, 2023	Cash flows	Foreign exchange movement	Others	December 31, 2023
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	249,580	5,175	(319)	362	254,798
Lease liabilities (Notes 3 and 10)	42,435	(10,707)	—	15,818	47,546
Derivative financial liabilities	1,150	(607)	—	490	1,033
Accrued interests and other related costs (Note 23)	1,868	(9,715)	—	10,004	2,157
Dividends (Note 19)	1,821	(23,328)	—	23,419	1,912
	296,854	(39,182)	(319)	50,093	307,446

	January 1, 2022	Cash flows	Foreign exchange movement	Others	December 31, 2022
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	252,557	(7,415)	3,778	660	249,580
Lease liabilities (Notes 3 and 10)	21,686	(8,331)	—	29,080	42,435
Derivative financial liabilities	215	87	—	848	1,150
Accrued interests and other related costs (Note 23)	1,783	(9,013)	—	9,098	1,868
Dividends (Note 19)	1,708	(25,235)	—	25,348	1,821
	277,949	(49,907)	3,778	65,034	296,854

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, unrealized mark-to-market losses of derivative financial instruments, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2023 and 2022:

	2023	2022
	(in million pesos)
Acquisition of property and equipment on account	37,133	14,948
Additions to ROU assets (Note 10)	15,759	34,274
Capitalization to property and equipment of:
Inventories	2,169	6,517
Foreign exchange differences – net (Note 9)	195	351
	55,256	56,090

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2023 and 2022:

	2023	2022
	(in million pesos)
Additions to lease liabilities (Note 10)	15,759	34,277

Item 19. Exhibits

See Item 18. “Financial Statements” above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on June 9, 2020) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 23, 2021)

1(b)	Amended By-Laws (as amended on August 30, 2016) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

2(b)

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

2(d)*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4(a)

Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999) (P)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001) (P)

4(c)

Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001) (P)

4(d)

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

Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Exhibit

4(f)

First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(g)

Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4(h)

Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

8*	Subsidiaries

12.1*	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1*	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

97*	Incentive-Based Compensation Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 26, 2024
PLDT INC.

	By:	/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Chief Legal Counsel