Form 20-F
period 2024-12-31
PLDT Inc.
filed 2025-03-13
CIK 78150

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2024

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

As at December 31, 2024:
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

PCAOB ID: 01755 Auditor Name: SyCip Gorres Velayo & Co. Auditor Location: Makati City, Philippines

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT		3
FORWARD-LOOKING STATEMENTS		5
PRESENTATION OF FINANCIAL INFORMATION		6

PART I		7

Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Performance Indicators	7
	Capital Stock	8
	Dividends Declared	8
	Dividends Paid	9
	Capitalization and Indebtedness	9
	Reasons for the Offer and Use of Proceeds	9
	Risk Factors	9
Item 3A.	[Reserved]	22
Item 4.	Information on the Company	22
	Overview	22
	Historical Background and Development	23
	Recent Developments	23
	Strengths	24
	Strategy	25
	Business Overview	26
	Capital Expenditures and Divestitures	35
	Organization	35
	Infrastructure	36
	Interconnection Agreements	37
	Licenses and Regulations	37
	Material Effects of Regulation on our Business	38
	Competition	40
	Environmental Matters	41
	Intellectual Property Rights	43
	Properties	43
Item 4A.	Unresolved Staff Comments	44
Item 5.	Operating and Financial Review and Prospects	44
	Overview	44
	Management’s Financial Review	45
	Results of Operations	48
	Capital Expenditure Plans	72
	Liquidity and Capital Resources	73
Item 5E.	Critical Accounting Estimates	78
	New and Amended Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2023	90
Item 6.	Directors, Senior Management and Employees	90
	Directors and Executive Officers	90
	Terms of Office	98
	Family Relationships	98
	Compensation of Key Management Personnel	98
	Share Ownership	99
	Board Practices	99
	Audit; Governance, Nomination and Sustainability; Executive Compensation; Technology Strategy; Risk; and Data Privacy and Information Security Committees	99
	Employees and Labor Relations	102
	Pension and Retirement Benefits	103
Item 7.	Major Shareholders and Related Party Transactions	103

	Related Party Transactions	105
Item 8.	Financial Information	105
	Consolidated Financial Statements and Other Financial Information	105
	Legal Proceedings	105
	Dividend Distribution Policy	108

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php57.85 to US$1.00 on December 31, 2024. On February 26, 2025, the volume weighted average exchange rate quoted was Php57.88 to US$1.00.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2024 and 2023 and for the three years ended December 31, 2024, 2023 and 2022 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS Accounting Standards.

As at December 31, 2024, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax, other income (expense) – net, manpower rightsizing program and non-recurring income (expenses). Adjusted EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS Accounting Standards. Adjusted EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS Accounting Standards. Unlike net income, Adjusted EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS Accounting Standards-based measurements, to assist in the evaluation of operating performance. Such IFRS Accounting Standards-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022 is presented in Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review”.

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

Meanwhile, telco core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Maya Innovations Holdings, Pte. Ltd. (MIH) (formerly Voyager Innovations Holdings, Pte. Ltd.) and Kayana Solutions, Inc. (Kayana) (formerly Limitless Growth Ventures, Inc.) losses, asset sales, and depreciation due to change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with IFRS Accounting Standards as an indicator of our performance. Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairment on non-current assets and non-recurring gains and losses. We compensate for these limitations by using core income and telco core income as a few of several comparative tools, together with IFRS Accounting Standards-based measurements, to assist in the evaluation of operating performance. Such IFRS Accounting Standards-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2024, 2023 and 2022 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review”.

Capital Stock

The following table summarizes PLDT’s capital stock issued and outstanding as at December 31, 2020, 2021, 2022, 2023 and 2024:

	No. of shares					December 31,
	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020
	(in millions)					(amounts in million Php)
Non-Voting Preferred Stock
10% Cumulative Convertible Redeemable Preferred Stock Series JJ*	—	—	—	—	—	—	—	—	—	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock**	300	300	300	300	300	360	360	360	360	360
Voting Preferred Stock	150	150	150	150	150	150	150	150	150	150
	450	450	450	450	450	510	510	510	510	510
Common Stock	216	216	216	216	216	1,093	1,093	1,093	1,093	1,093
Total	666	666	666	666	666	1,603	1,603	1,603	1,603	1,603

* On January 28, 2020 the Board of Directors authorized and approved the redemption and retirement of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock which were issued in the year 2014, effective May 12, 2020.

** Includes 300,000,000 shares subscribed for Php3,000,000,000, of which Php360,000,000 has been paid.

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2020, 2021, 2022, 2023 and 2024:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Php)	(amounts in million Php)
2020	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
2020	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
				78	16,852
2021	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
2021	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
				84	18,150
2022	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
2022	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049
2022	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
2022	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025
				134	28,951
2023	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
2023	March 7, 2024	March 21, 2024	April 5, 2024	46	9,938
				95	20,525
2024	August 13, 2024	August 27, 2024	September 11, 2024	50	10,803
2024	February 27, 2025	March 13, 2025	April 3, 2025	47	10,155
				97	20,958

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2020	77.00	1.55
Regular Dividend – April 3, 2020	39.00	0.77
Regular Dividend – September 4, 2020	38.00	0.78
2021	82.00	1.66
Regular Dividend – April 6, 2021	40.00	0.82
Regular Dividend – September 3, 2021	42.00	0.84
2022	117.00	2.14
Regular Dividend – April 4, 2022	42.00	0.82
Regular Dividend – September 5, 2022	47.00	0.83
Special Dividend – September 5, 2022	28.00	0.49
2023	108.00	1.94
Regular Dividend – April 24, 2023	45.00	0.81
Regular Dividend – September 4, 2023	49.00	0.88
Special Dividend – April 24, 2023	14.00	0.25
2024	96.00	1.70
Regular Dividend – April 5, 2024	46.00	0.81
Regular Dividend – September 11, 2024	50.00	0.89

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on exchange rates quoted through the BAP for 2020 to 2024 dividend payments. See Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

You should carefully consider all of the information in this annual report, including the risks and uncertainties described below. If any of these risks materialize, they could have a material adverse effect on our business, financial condition or results of operations and may cause the trading price of our ADSs to decline, potentially resulting in the loss of all or part of your investment.

Risks Relating to Us

Increased competition in the telecommunications sector may diminish our market share and profitability, while changes in the competitive and regulatory landscape could further exacerbate adverse effects on our business.

Increasing competition among telecommunications services providers, including new operators, could significantly impact our business and prospects by, among other factors, necessitating tariff reductions, hindering growth of our customer base and reducing usage of our services. Competition is intense for both mobile and fixed line services, with factors such as network coverage, service quality, product offerings, and price as considerations for subscriber preference, potentially requiring increased capital expenditures for capacity and coverage expansion.

The mobile telecommunications industry has experienced intense price competition as operators have attempted to expand market share, especially in light of a maturing voice and SMS market. Competition has now pivoted to data services, prioritizing customer experience over pricing. Our competitors in fixed line broadband, Globe Telecom, Inc. (Globe), and Converge ICT Solutions, Inc. (Converge), a pure fiber broadband provider, are heavily investing in expanding their respective fiber presence. Meanwhile, DITO Telecommunity Corporation (DITO) is aggressively expanding its footprint.

Developments in law, regulations and/or Government initiatives may increase competition and cause us to lose customers. In 2022, the amendment to the Public Service Act was approved which effectively removed the 40% foreign ownership restriction on telecommunication companies which could result in increased competition. Prior to this, as part of its push to encourage competition within the telecommunications industry, the Philippine Government introduced various measures to facilitate and enable the operations of new players, including a tower sharing policy, Mobile Number Portability (MNP), and removal of mobile interconnect charges. We cannot guarantee you that in the future, there will not be similar changes in law, regulations or Government initiatives that may adversely affect our competitiveness.

Our ability to compete depends on factors like network coverage and capacity, service quality, pricing, product innovation, sales channels, and financial resources. To uphold our competitive stance, our success hinges on our ability to anticipate and respond to industry shifts, including technological advancements, evolving consumer preferences, and economic trends. Failure to identify and respond to these challenges could adversely impact our business. In addressing the intense competition, we may need to adjust our pricing strategies and allocate resources to network upgrades, which could lead to lower revenues and higher costs. Moreover, the potential entry of new competitors and customer churn may require increasing marketing and capital expenditures, thereby impacting our overall profitability. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not result in the loss of customers, including due to our mobile and fixed line subscribers switching to other operators. Any of the foregoing events could result in a reduction in our profitability.

The rapid advancement of disruptive innovations by new and emerging technologies may outpace our ability to compete and/or manage the risk appropriately, resulting in a possible decline in demand for our services, significant changes to our business model and a material adverse effect on our business, results of operations, financial condition and prospects.

The growing use of mobile data in the Philippines, along with the widespread adoption of over-the-top (OTT) services and video conferencing applications, have negatively impacted our traditional revenue sources such as SMS and domestic calling services in recent years. We also face growing competition from providers utilizing alternative wireless technologies and IP-based networks, including the Philippine Government's initiatives to roll-out its free WiFi services in select areas within various municipalities. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years and contributing less to our total service revenues.

While increasing mobile data usage positively impacted our data revenues and is expected to continue driving growth, there is no guarantee that such increase will fully offset the decline in revenues from our traditional services. We may not be able to maintain and attract customers more effectively than our competitors. We must also invest in additional capacity, infrastructure, cybersecurity, systems and personnel to provide high quality services that accommodate increasing mobile data usage. As a result, our capital costs could increase as we phase out outdated and unprofitable technologies and invest in new ones.

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

Developments in artificial intelligence (AI) technologies, and its governing legal and regulatory frameworks, are rapidly evolving, and could significantly disrupt the telecommunications industry and subject us to increased competition, legal and regulatory risks and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations. The full extent of risks related thereto is difficult to predict. We are actively integrating AI into our operations, starting with a smart voice AI solution to enhance payment collections. Additionally, leveraging AI to improve employee productivity by assisting with document creation, email and communication management, collaborative work, presentation development, and data analysis. As we continue assessing its capabilities, we are working towards embedding AI across our infrastructure, processes, and strategic workflows to drive efficiency and innovation. We also aim to leverage AI-driven analytics to generate deeper business insights, drive and offer hyper-personalized customer service and promotions using machine learning models. AI-powered initiatives will also be instrumental in unlocking wireless growth, particularly in 5G monetization strategies. Market demand, and acceptance of AI technologies are uncertain. Potential litigation or government regulation related to AI may also increase the burden and cost of research and development in this area, subjecting us to reputational harm, competitive harm or legal liability. Among other pitfalls, such tools may inadvertently generate or reveal confidential information, or may produce responses that are erroneous, biased, inaccurate, illegal or unethical. Failure to address perceived or actual technical, legal, compliance, privacy, security, ethical or other issues relating to the use of AI technologies could adversely affect our business and operating results.

Regulations relating to AI technologies may also impose on us certain obligations and costs related to monitoring and compliance. There is uncertainty around the regulation of AI technologies as the Philippine government is in the process of defining its own laws and policies amidst the creation of new AI-related laws in other jurisdictions. The Department of Trade and Industry has developed the National AI Strategy for the Philippines. A bill has been filed in Congress (HB No. 7396 “An Act Promoting the

Development and Regulation of Artificial Intelligence in the Philippines”) proposing the creation of an Artificial Intelligence Development Authority and is pending with the Committee on Information and Communications Technology.

The success of our business depends on our ability to maintain and enhance our brands.

We believe that our reputation and brands in the industry are crucial to the success of our business. To maintain and enhance our reputation and brands, we must continue providing relevant products and services, combined with the best customer experience, such that we not only maintain our current customer base but also attract new subscribers as well. If we are unsuccessful in maintaining our reputation and improving our brands, our business, financial position and results of operations may be negatively affected.

Our reliance on arrangements with technology vendors, other partnerships and/or joint ventures, and any disruptions to such arrangements may result in disruption to our business operations and adversely affect our supply of equipment and results of operations, financial condition, reputation and business prospects.

As part of our extensive capital expenditures program to enhance our fixed and wireless networks infrastructure and IT systems to fully support business requirements, we have entered into agreements with vendors, to upgrade and modernize significant portions of our IT infrastructure. However, we cannot guarantee that these initiatives will be completed on schedule, or at all, or as intended. Furthermore, we cannot guarantee that such initiatives will not result in service disruptions, network outages or other issues that may detrimentally affect our service delivery and consumer experience. This may adversely affect our business, financial condition and results of operations.

Due to our reliance on third party vendors, our business operations may be negatively impacted by global geopolitical and public health developments (such as COVID-19), which can disrupt supply chains, delay network construction, and impact service delivery. Any adverse changes in import policies, including increases in import duties and tariffs, or any embargo on imports from countries from which our vendors supply or countries supplying our vendors, may also adversely impact our business, prospects, results of operations and cash flows. Trade tensions between the United States and major trading partners continue to escalate following the introduction of a series of tariff measures by the United States and/or its trading partners. Economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of People’s Republic of China (PRC)-based technology companies, including Huawei Technologies Co., Ltd. (Huawei), a key vendor for our telecommunications equipment and software licenses, and with whom we have partnered with to develop and offer outcome-based cloud solutions. The United States has also in certain circumstances imposed and threatened to impose further sanctions, trade embargoes and other heightened regulatory requirements on the PRC and PRC-based technology companies. The United States government has brought enforcement actions against Huawei and companies who engaged in unauthorized transactions with Huawei. While our partnership with Huawei is not currently subject to such sanctions or trade embargoes, there is no assurance that the United States or other jurisdictions will not impose similar or more expansive restrictions that may materially and adversely affect or restrict our relationships or collaborations with our vendors, including Huawei and its designated entities, thereby adversely affecting our reputation, competitiveness and business operations.

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

Our vendors/suppliers may be affected by the effects of climate change and extreme weather conditions which could affect their ability to fulfill their commitments to us. This, in turn may disrupt our operations and business continuity.

The mobile telecommunications industry in the Philippines may not continue to grow.

The majority of our total revenues are derived from mobile services provided to customers in the Philippines, making us highly dependent on the continued development and growth of the local mobile telecommunications industry. We believe the country's mobile penetration rate reached approximately 123% as at December 31, 2024, based on the number of SIM cards issued. Given this penetration level, the market for SMS and domestic voice may be considered mature.

Data has emerged as the key driver for revenues. While data traffic on our network has increased, further market expansion depends on many factors beyond our control, including the continued introduction of new and enhanced mobile devices, the price levels of mobile handsets, consumer tastes and preferences, alternative means of access, and the amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for mobile services or otherwise causing the Philippine mobile telecommunications industry to stop growing or slow down its growth, could materially harm our business, results of operations, financial condition and prospects.

The franchises, licenses and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendment to the Public Service Act

On March 21, 2022, Republic Act No. 11659 or “An Act Amending Commonwealth Act No. 146, otherwise known as the Public Service Act, as amended” (Amendment to the Public Service Act), was signed into law by the President. Under the amendments, telecommunication companies are no longer considered “public utilities” but as “public service with critical infrastructure”. As such, they are no longer subject to the 40% foreign ownership restriction under the Constitution, subject to certain reciprocity rules and with provisions limiting/disallowing state-owned enterprises to invest in telecommunication companies. While the amendment increases our access to foreign capital, it may also allow foreign nationals to make significant investments in other telecommunications companies/operators that can compete with us. The Amendment to the Public Service Act was published in the Official Gazette on March 28, 2022 and took effect on April 12, 2022. On March 20, 2023, the National Economic and Development Authority (NEDA) released its Implementing Rules and Regulations (IRR). The IRR took effect on April 4, 2023.

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

PLDT is a publicly listed company and therefore in compliance with this requirement. Meanwhile, Smart, as a wholly-owned subsidiary of PLDT, a publicly listed company, is not required to offer any of its shares to the public.

Meanwhile, DMPI takes the position that it has satisfied the public offering requirement under R.A. 7925 and Republic Act No. 9180 (R.A. 9180), or the legislative franchise of DMPI (DMPI’s Franchise), by virtue of the fact that PLDT, a publicly listed company, holds a 99.6% equity interest in DMPI’s parent company, Digitel Telecommunications Philippines, Inc. (DTPI), which in turn, holds a 100% equity interest in DMPI. However, there can be no assurance that the Philippine Congress will agree with this position. If DMPI is found to be in violation of the public offering requirement under R.A. 7925 and R.A. 9180, DMPI’s Franchise could be revoked by Congress, or a quo warranto case may be filed against it by the Office of the Solicitor General of the Philippines.

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

The NTC regulates the rates we are permitted to charge for services that have not been deregulated, such as local exchange services, and is responsible for granting a long-term license called a CPCN. PLDT has obtained CPCNs for its international gateway facilities, local exchange carriers, and interexchange carrier services. While CPCNs are typically co-terminus with the term of a public utility’s franchise, the NTC may amend certain terms of a CPCN, or revoke a CPCN for cause, subject to due process procedures. The exercise of regulatory power by regulators, may be subject to review by the courts upon the filing of appropriate actions by the affected parties.

We cannot guarantee that the NTC will not impose additional obligations on us that, if unmet, could lead to the revocation of our licenses and/or a reduction in our total revenues or profitability. The NTC could amend applicable regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. In addition, any future expansions in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could have a material adverse effect on our growth and prospects. The occurrence of any of the foregoing could impose substantial costs on us, cause interruptions or considerable delays in the provision, development or expansion of our services, or materially reduce our revenues and profitability. There is no assurance that the regulatory environment will support increases in our business and financial activity.

We are subject to various national and local taxes, and regulatory fees imposed by LGUs through their respective ordinances. We cannot assure you that we will not be subject to new, increased and/or additional taxes or that we would be able to pass on such additional expenses to our customers. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

In 2023, House Bill 9021, otherwise known as the Refund for Internet and Telecommunications Services Outages and Disruptions Act, was transmitted by Congress to the Senate. It requires public telecommunications entities (PTEs), including internet service providers (ISPs), to issue a refund or adjust a customer's bill if they experience a cumulative internet service outage or interruption lasting twenty-four (24) hours or more within a month. However, the bill provides exemptions in the case of scheduled maintenance (with a 48-hour advance notice and not exceeding 48 hours per month), fortuitous events, or acts of third parties or subscribers. The implementation of House Bill 9021 would require PLDT Group to rigorously monitor service quality on a per-customer basis. This may necessitate substantial adjustments to the operations, processes, and network infrastructure of the PLDT Group, which could require us to incur significant costs. We may not be able to effectively implement such adjustments within the transition period provided by the relevant government agencies, or may incur additional costs in ensuring compliance within the set timeframe.

Congress approved House Bill 10289 on its third reading in July 2024 and pending with the Senate, mandates and institutionalizes a roll-over data allocation scheme for internet service providers and imposes penalties for non-compliance. This bill requires that unused data allocations be carried over to the next billing cycle, posing additional challenges for ISPs. Compliance with House Bill 10289 could necessitate significant adjustments to data management, billing systems, and related processes, leading to substantial capital expenditure and operating expenditure. Failure to comply with this regulation could result in penalties that may adversely affect the financial condition and profitability of the PLDT Group. Unlike House Bill 9021, which focuses on service outage refunds and customer billing adjustments, House Bill 10289 emphasizes improving customer benefits through data roll-over while imposing stricter penalties, thereby creating distinct but complementary compliance requirements for the telecommunications industry.

Senate Bill No. 2699, otherwise known as Konektadong Pinoy Act ("KP Act"), was approved by the Philippine Senate on its third and final reading on February 5, 2025. The KP Act will be referred to the Bicameral Conference Committee for further deliberations. The bill introduces key regulatory changes aimed at liberalizing the telecommunications and data transmission sectors, including the removal of the legislative franchise and CPCN requirements for data transmission industry participants. If enacted, the KP Act will liberalize the industry by removing the requirement for a legislative franchise and CPCN for data transmission service providers. This change will simplify the regulatory process for new entrants, making it easier for additional players to establish and operate businesses in the sector. As a result, competition is expected to intensify, potentially reshaping market dynamics, pricing structures, and investment strategies for existing providers. This legislative development complements the amendments to the Public Service Act (PSA) enacted in 2022, which eased foreign ownership restrictions in key sectors, including telecommunications. While these reforms are expected to drive increased investment, foster innovation, and expand connectivity across the country, they may also introduce operational and strategic challenges for incumbent players like us.

Regulators have been increasingly focused on online and mobile payment services, and other developments could reduce the convenience or utility of our payment services for users. Governmental regulation of certain aspects of mobile payment systems which PLDT utilizes could result in obligations or restrictions with respect to the types of products that we may offer to consumers, the payment card systems that link to our mobile payments systems, the jurisdictions in which our payment services or apps may be used, and higher costs, such as fees charged by banks to process funds through our mobile payments systems. Such obligations and restrictions could be further increased as more jurisdictions regulate payment systems. Moreover, if this regulation is used to provide resources or preferential treatment or protection to selected payments and processing providers, we could be displaced, prevented or substantially restricted from participating in particular geographies.

Changes in regulations or user concerns regarding the privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Legislation, such as Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012 (the “Data Privacy Act”), and its IRR regulate data privacy matters and impose penalties for any violations of the Data Privacy Act. The rules apply to the processing of personal data in the public and private sectors, as well as within or outside the Philippines. Pursuant to Republic Act No. 11934, otherwise known as the SIM Registration Act (the “SIM Registration Act”), we are required to maintain a SIM register of all our end users, exposing us to heightened risks of data breaches and cybersecurity attacks. Any failure, or perceived failure, by us to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including the Data Privacy Act, could result in proceedings or actions against us by governmental entities or affected parties, loss of user confidence, damage to the PLDT brands and reputation, or the loss of users or advertising partners, any of which could potentially have a material adverse effect on our business. Amendments to the Data Privacy Act have been filed with the Philippine Congress, generally geared toward further empowering regulatory enforcement. Such proposed amendments to the Data Privacy Act, if signed into law, could increase our compliance costs and impact business innovation. In addition, various foreign legislative or regulatory bodies continue to enact new or additional laws and regulations concerning privacy, data retention and data protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users.

Transfers of personal data across jurisdictions may subject us to regulation by foreign authorities, which may require us to incur additional costs in complying with such regulations. The interpretation and application of privacy, data protection and data retention laws and regulations in each jurisdiction may be subject to change and such laws and regulations may be interpreted and applied inconsistently from country to country, complicating long-term business planning decisions. If our current policies and practices are found to be incompatible with privacy, data protection or data retention laws, we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices or operating platforms in a manner adverse to our business. While the PLDT Group periodically conducts compliance audits and regularly holds privacy and information security training and awareness campaigns, it cannot guarantee that personal data breaches resulting from failure of our personnel to comply with PLDT policies will not occur. Furthermore, while PLDT periodically releases public advisories to remind our customers of safe online behavior, there is no guarantee that our customers will not be victims of data breaches. Such breaches could result in litigation and/or regulatory actions and penalties against us, and adversely impact on our business operations and financial conditions.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction, increase our costs and reduce our competitiveness.

The available radio frequency spectrum is one of the principal limitations on a wireless network’s capacity, and there are limitations in the spectrum and facilities available to us to provide our services. The NTC grants provisional authority to mobile network operators (MNO), which specify the period, service area and essential frequencies for delivering the telecommunications service assigned to the MNO, and charges spectrum users’ fees for use of the allocated spectrum Our future growth in wireless services will increasingly depend on our ability to deliver relevant content and data services and a wireless network that has sufficient spectrum and capacity to support such services. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum.

Our competitiveness may decline if we cannot obtain the necessary or optimal allocation of spectrum from the Philippine Government. If the Philippine Government does not fairly allocate spectrums to wireless providers in general or amends regulations with respect to spectrum allocation, revokes the spectrum previously granted to us, or if we fail to acquire the necessary amount of spectrum or deploy the services that customers desire on a timely basis without burdensome conditions or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially and adversely affected.

We may not be successful in our acquisitions of, and investments in, other companies and businesses, and may therefore be unable to fully implement our business strategy.

We have in the past made certain acquisitions of, and investments in, various businesses. See “Recent Developments” for more details. As our traditional fixed line and mobile businesses mature, and as part of our strategy to grow other business segments, we may continue to make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. The success of our acquisitions and investments depends on a number of factors, such as:

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
o
our ability to successfully integrate the acquired company or business with our existing businesses; and
o
economic and competitive conditions in which the business operates.

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

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies which may take several years to become profitable or may not achieve profitability. For example, we hold an investment in MIH, an important player in the financial technology space and an integral part of our digital payments ecosystem. In accordance with IAS 28, Investments in Associates and Joint Ventures, we account for our investment in MIH using the equity method, whereby we recognize our proportionate share of MIH’s losses, which amounted to Php935 million and Php2,277 million for the years ended December 31, 2024 and 2023, respectively. Credit ratings and the value of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

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
o
work stoppages and labor disputes;
o
interruptions resulting from man-made events (e.g., sabotage), outbreak of epidemics, pandemics or other public health crises, severe weather conditions and other natural disasters;
o
rapid technological obsolescence;
o
inability of vendors and/or suppliers to deliver on commitments;
o
unforeseen engineering, environmental/climate-related and geological problems; and
o
unanticipated cost increases including those resulting from foreign exchange movements.

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

We need to constantly upgrade our cybersecurity capabilities to support our business needs and keep up with the rapidly changing cyber threat environment. As we rely on information and digital services to run our business and deliver value, we face the following challenges in an era of connectivity, digital identity, decentralized decisions, information monetization, transparency, and variable trust:

•
An increase in the variety of products and services that we provide to our customers (e.g. customer premise equipment, systems, devices, IoT, data and their dynamic relationships) exposes relevance issues, as well as scalability issues in our existing security control solutions;
•
Our existing deterrence measures against cybersecurity breaches may become less effective. For instance, defensible gates and impermeable walls that are designed to secure our service and information infrastructure may have become less effective. While such tools and measures make it difficult to breach our system, these tools may not stop breaches altogether;
•
The infrastructure underpinning the digitalization of consumer and enterprise services has become more complex;
•
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
•
Perpetrators are adopting more sophisticated technologies (e.g. Artificial Intelligence) in their attempts to breach our defensive security measures; and
•
While encrypted internet traffic protects private information, it inadvertently hampers cyber protection efforts. Perpetrators could abuse encrypted communication tools and use them in their efforts to breach into our systems, with less risk of such efforts being discovered by cybersecurity measures.

Our Cybersecurity Operations Group (CSOG) is responsible for managing cyber threats and attacks. While the Company has been able to contain the effects of past cybersecurity attacks on its network and system performance, and such cybersecurity attacks did not have any material financial, legal, reputational or regulatory repercussions for the Company, there is no assurance that we will be able to successfully safeguard our systems against all cyber attacks, particularly as cyber attacks have become more sophisticated and prevalent. Any successful attack on our infrastructure could result in legal and/or regulatory liabilities, disruptions to our business operations, damage to our reputation, and financial losses. See Item 16K. "CyberSecurity" for a detailed discussion of our cybersecurity measures.

Climate change could increase the impact of natural disasters and environmental legislation and regulations on our operations.

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. Climate change may exacerbate the severity and frequency of natural disasters, such as typhoons and consequently, flooding and global warming. In addition to the adverse impact from these, earthquakes could increase the likelihood of damages to our infrastructure and failures of our wired and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. Furthermore, climate change and severe weather conditions could also affect and disrupt our supply chain, resulting in delays in the delivery of our supplies. The increase in the likelihood of damages to our infrastructure and disruptions in our supply chain as a result of natural disasters could have a material adverse impact on our operations.

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

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial and sustained capital investment. Our consolidated capital expenditures, net of additions subject to sale and leaseback from tower companies, totaled Php78,246 million, Php85,083 million and Php96,810 million for the years ended December 31, 2024, 2023 and 2022, respectively. In 2025, we will prioritize projects that support the growing demand from our customers, enhance our ability to deliver superior customer experiences, and enable our corporate clients to grow their businesses.

Adverse changes in global financial markets could limit our ability to access capital or increase the cost of capital needed to fund our business operations. We have obtained and may seek external financing for a portion of our future capital expenditures. There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all. If we cannot complete our development programs or other capital projects due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected. Furthermore, if we are unable to monetize our investments and generate the expected revenues, our cash flows and gearing may be negatively impacted.

If we face difficulties in funding our capital expenditures or if our capital expenditure commitments exceed our budget, we may opt to postpone our projects which may limit our ability to serve our customers or require us to negotiate with our vendors on revised payment arrangements. Any cancellations or amendments of agreements with vendors may cause us to incur penalties and adversely affect our business, reputation and share prices. See Item 5. “Operating and Financial Review and Prospects".

Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar.

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos, with 15% of revenues denominated in U. S. dollars. Of our total consolidated debts, approximately 14% was denominated in U.S. dollars as at December 31, 2024.

A depreciation of the Philippine peso against the U.S. dollar would increase the amount of our U.S. dollar-denominated debt obligations, capital expenditures, and operating and interest expenses in Philippine peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in Philippine peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially and adversely affect our results of operations. A depreciation of the Philippine peso could also cause us to be non-compliant with the financial covenants imposed on us by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments, which were designated as non-hedged items. While we have entered into hedging arrangements to hedge our exposure to foreign exchange fluctuations, such arrangements may not adequately protect us against a peso depreciation.

The Philippine peso may be subject to fluctuations due to a range of factors, including:

o
political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;
o
global economic, political and financial conditions;
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

Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of IFRS Accounting Standards at relevant measurement dates, principally at the end of each quarter period. In addition, PLDT’s bonds contain covenants that limit our ability to take certain actions.

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

As at December 31, 2024, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.18% in PLDT’s outstanding common stock (representing 33.75% of our overall voting stock).

Additionally, all of PLDT’s shares of voting preferred stock, which represent 40.98% of PLDT’s total outstanding shares of voting stock as at December 31, 2024, are owned by a single stockholder, BTF Holdings, Inc. (BTFHI).

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

As at December 31, 2024, PLDT has three employee unions, representing in the aggregate 7,702 employees, or 52%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups require separate collective bargaining agreements. If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if PLDT were to experience widespread employee dissatisfaction, PLDT could be subject to collective bargaining deadlocks, strikes, work slowdowns or stoppages. Any of these events would be disruptive to our operations and could have a material adverse effect on our business.

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

Our future performance depends on our ability to attract and retain highly qualified key technical, marketing, sales, and management personnel. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, cause additional disruptions to our business and be unsuccessful. We cannot guarantee the continued employment of any of the members of our senior leadership team, who may depart our Company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other personal reasons. Any inability to attract, retain or motivate our personnel could have a material adverse effect on our results of operations and prospects.

Adverse results of any pending or future litigation, internal or external investigations and/or disputes may impact PLDT’s cash flows, results of operations and financial condition.

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel and is based upon our analysis of potential results. See Item 8. “Financial Information – Legal Proceedings” and Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion. While PLDT believes that the positions it has taken in these cases have strong legal bases, the final outcome of these cases may prove to be different from its expectations. In addition, we cannot assure you that PLDT will not be involved in future litigation or other disputes, the results of which may materially and adversely impact its business and financial conditions. We have and may continue to incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

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

Our business operations are subject to interruption by natural disasters such as flooding, typhoons, pandemics and epidemics, terrorist or other hostile acts, and other events beyond our control. The Philippines is particularly susceptible to natural hazards, including tropical cyclones, earthquakes and volcanic risks. Any of the aforementioned events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers. While we maintain insurance coverage for most of these events, the potential impact of damage or loss of assets to our financial condition as well as liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may be insufficient for all eventualities. These events could also damage the infrastructure of the suppliers that provide us with the equipment and services that we need to operate our business and provide products to our customers. A natural disaster or other event causing significant physical damage could cause us to experience substantial losses resulting in significant recovery time and additional expenditures to resume operations. In addition, these occurrences could result in lost revenues from business interruption as well as damage to our reputation.

The Philippines has been subject to a number of terrorist attacks in the past several years. The Philippine army has been in conflict with the Abu Sayyaf organization which has been identified as being responsible for kidnapping and terrorist activities in the Philippines, and is also alleged to have ties to the Al-Qaeda terrorist network and, along with certain other organizations, has been identified as being responsible for certain kidnapping incidents and other terrorist activities particularly in the southern part of the Philippines. Furthermore, the Government and the Armed Forces of the Philippines (AFP) have been in conflict with members of several separatist groups seeking greater autonomy, including the Moro Islamic Liberation Front (MILF), the Moro National Liberation Front (MNLF) and the New People’s Army (NPA). There have been numerous bombing incidents in Mindanao and elsewhere in the Philippines, which have resulted in death and injury to the civilian population as well as military and security personnel. An increase in the frequency, severity or geographic reach of these terrorist acts, violent crimes, bombings and similar events could have a material adverse effect on investment and confidence in, and the performance of, the Philippine economy. Any such destabilization could cause interruption to our business and materially and adversely affect our business, financial condition, and results of operations. These continued conflicts between the Government and separatist groups could lead to further injuries or deaths by civilians and members of the AFP, which could destabilize parts of the Philippines and adversely affect the Philippine economy. There can be no assurance that the Philippines will not be subject to further acts of terrorism or violent crimes in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment.

The Philippines, China and several Southeast Asian nations have been engaged in a series of longstanding territorial disputes over certain areas in the West Philippine Sea, also known as the South China Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea (UNCLOS). Despite efforts to reach a compromise, a dispute arose between the Philippines and China over a group of small islands and reefs known as the Scarborough Shoal. Actions taken by both sides have threatened to disrupt trade and other ties between the two countries, including temporary bans by China on Philippine banana imports, a temporary suspension of tours to the Philippines by Chinese travel agencies and the rejection by China of the Philippines’ request for arbitral proceedings administered in accordance with the UNCLOS to resolve the disputes.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. The Philippines has the following investment grade ratings of Moody’s (Baa2) and S&P Global (BBB).

The Philippine Government’s credit ratings directly affect companies domiciled in the Philippines as international credit rating agencies issue credit ratings by reference to that of the sovereign. No assurance can be given that Moody’s, S&P Global, or any other international credit rating agency will not downgrade the credit ratings of the Philippine Government in the future and, therefore, Philippine companies, including PLDT. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets, on the ability of the Philippine Government and Philippine companies, including PLDT, to raise additional financing, and on the interest rates and other commercial terms at which such additional financing is available.

Developments outside of the Philippines, including U.S. policies related to global trade and tariffs could adversely affect our business, financial condition and results of operations.

The current international political environment, including existing and potential changes to U.S. policies related to global trade and tariffs, have resulted in some uncertainty surrounding the future state of the global economy. Since 2018, the U.S. began to increase or impose tariffs on many products, particularly from China, among other jurisdictions, including, but not limited to, solar panels, steel and aluminum products, consumer electronics, and industrial chemicals. In response, the European Union, China and other affected jurisdictions have introduced tariffs on U.S. goods. An escalating trade war may have material adverse effects on the power industry and our business may be impacted by these tariffs. Any further expansion in the types or levels of tariffs implemented has the potential to negatively impact our business, financial condition and results of operations. Additionally, there is a risk that the U.S. tariffs on imports are met with tariffs on U.S. produced exports and that a broader trade conflict could ensue, which has the potential to significantly impact global trade and economic conditions. Potential costs and any attendant impact on pricing arising from these tariffs and any further expansion in the types or levels of tariffs implemented could adversely affect our business, financial condition and results of operations. While there are ongoing discussions between the U.S. and China to reduce tariffs in phases, there is no certainty as to the timing and scale of the reduction in tariffs, and overall impact on global markets. Thus, economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could also adversely affect our businesses and results.

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

As at December 31, 2024, we served 66.6 million users through the provision of mobile, fixed line and data services.

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

Fixed Line. We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized enterprise (SME) clients. Our fixed line business group offers data, voice, data center, cloud, cybersecurity services, managed information technology (IT) and others.

Others. Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in MIH and Kayana.

We had a market capitalization of approximately Php279,792 million, or US$4,837 million, as at December 31, 2024. We had total revenues of Php216,833 million, or U$$3,748 million, and net income attributable to equity holders of PLDT of Php32,307 million, or US$558 million, for the year ended December 31, 2024.

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

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 8250-0254. Our website address is www.pldt.com. The contents of our website are not a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

RECENT DEVELOPMENTS

Green Loan and Social Loan Facilities

On March 6 and May 7, 2024, PLDT secured Php1.0 billion and Php4.0 billion Green Loan Facilities from HSBC Philippines and Metropolitan Bank & Trust Company, respectively, to partially fund the company’s ongoing nationwide modernization and expansion of its fiber network. The upgrade of the network to fiber and the resultant energy-efficient operations support the PLDT Group decarbonization roadmap, which aims to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 40% by 2030, from a 2019 baseline.

On October 23, 2024, PLDT secured a Php2.0 billion Social Loan Facility from HSBC Philippines to partially fund the company’s network fiber expansion to reach the country's fourth to sixth class municipalities. This initiative aligns with the government’s focus on enhancing connectivity in geographically isolated and disadvantaged areas.

Investment in Kayana

In March 2024, PLDT invested in Kayana to serve as a digital entity designed to harness the data assets of the MVP Group of Companies (“MVP Group”) and provide a platform for Group-wide digitalization initiatives. This collaboration marks the first step in a collective effort aimed at creating new growth opportunities and value within the MVP Group.

Kayana will leverage a technology platform capable of enabling its shareholders to scale operations and achieve seamless integration of services and capabilities. Additionally, payments and rewards systems are expected to play a pivotal role in enhancing the overall user experience.

As of September 27, 2024, PLDT has invested Php840 million in Kayana representing 840 million common shares, or 60% equity interest, including subscription payable of Php288 million.

On September 30, 2024, Kayana entered into share subscription agreements with its shareholders, wherein PLDT subscribed to additional shares valued at Php46.5 million and the remaining shareholders subscribed to additional shares valued at Php523.5 million. As a result, PLDT’s equity ownership in Kayana was reduced to 45%, leading PLDT to account for its remaining interest as an investment in associate.

Investment in Radius Telecom, Inc. (“Radius”)

On April 30, 2024, PLDT Inc. invested Php2,116 million in 2,491,516 common shares, or 34.9% equity interest in Radius. This strategic investment aims to enhance PLDT’s market share through an integrated alignment of solution capabilities and expanded market coverage.

Investment in Class C2 Convertible Preference Shares in MIH

On April 5, 2024, PCEV paid the subsequent consideration of US$15.3 million or Php857 million for 6.7 million MIH Class C2 convertible preferred shares and received warrants for 2.7 million MIH Class C2 convertible preferred shares valued at Php152 million, resulting in an increase of PCEV’s ownership in MIH from 36.97% to 37.66%.

Sale of Interest in Multisys

On January 5, 2024, Philippine Global Investment Holdings, Inc. (“PGIH”) entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% equity interest, for a total consideration of Php270 million. The sale transaction was completed and fully paid on January 12, 2024. Following this sale, PGIH retained ownership of 2,080 common shares representing 45.73% equity interest in Multisys. Pursuant to the Third Restated Shareholders’ and related Amendment Agreement signed on January 30, 2024 and March 1, 2024, respectively, PGIH remains entitled to nominate three out of the five directors in Multisys who manage and control the operations of Multisys. Consequently, the results of operations and financial position of Multisys will continue to be consolidated with the PLDT Group.

Other Matters

For updates on matters relating to the (1) Sale and Leaseback of Telecom Towers, see Note 9 – Property and Equipment and Note 10 –Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”; (2) Class Action Suit against PLDT; (3) DOLE Compliance Order Issued Against PLDT; (4) Notice of Material Breach and Demand for Payment on DITO; and (5) Attys. Baquiran and Tecson vs. NTC, et al., see Item 8. Financial Information – Legal Proceedings and Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”; and (6) Petition against the PCC, see Item 8. Financial Information – Legal Proceedings and Note 11 – Investment in Associates and Joint Ventures, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

STRENGTHS AND STRATEGIES

Strengths

We believe our business is characterized by the following competitive strengths:

•
Exposure to Large and Attractive Markets. Our mobile data and home broadband services are well positioned to serve markets with continuing growth potential. As data adoption continues to grow in a market largely comprised of a young, digitally savvy population, combined with greater smartphone ownership, the increasing utility of data for everyday activities, and with around 70% of our mobile subscribers being active data users as at December 31, 2024, we believe that demand for mobile data will continue to grow meaningfully. Meanwhile, we believe there is still room to grow in the home broadband market. After the opening of the economy and increased mobility after the pandemic lockdowns, PLDT continues to significantly serve the market demand for connectivity and home broadband services which allow our customers to work, study, conduct business and enjoy entertainment.
•
Superior Integrated Networks. With our extensive fixed and integrated telecommunications networks in the Philippines, we are able to offer a wide array of communications services. As part of our capital expenditure program, we continue to invest in expanding the reach and capability of our transmission and FTTH network and increasing our international bandwidth capacity. We also continue to invest in capacity and coverage of our mobile network to serve the unabated growth in mobile data traffic and provide our customers with faster, more reliable services and a superior data experience. To supplement our current LTE network and to prepare our network for the future, we continue to rollout 5G base stations. Our network architecture and investments also increase the resiliency and robustness of the network to enable minimum disruption to network services. PLDT’s domestic and international fiber optic networks connect to VITRO’s network of data centers which enables the seamless transfer and secured hosting of massive data flowing in and out of the country.
•
Recognized Brands. PLDT has a strong and diverse portfolio of brands, including PLDT Home, Smart, TNT, and PLDT Enterprise, among others, which are widely recognized brand names in the Philippines.
•
Diversified Revenue Sources. We have a diverse portfolio of business lines across our wireless and fixed line business segments, serving a wide spectrum of customer segments, including individuals, households and enterprises. Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), wireless home broadband, and other services. The revenues from data services, particularly mobile data services, have increased steadily over the past several years and account for 89% of the wireless consumer segment revenues as at December 31, 2024. Our fixed line business derives service revenues from consumer data/broadband, with 92% of service revenues in 2024 attributable to fiber, voice (local exchange, international and domestic services) and miscellaneous services. The fixed line business revenues also include contribution from our enterprise business, which mainly comprises corporate data and ICT services such as data center, cloud and cybersecurity solutions which are considered as an emerging growth driver because of the country’s rapid digital adoption.
•
Innovative Products and Services. We launched consumer products that answer the needs for Connectivity, Entertainment, and E-Games such as the Smart App, our customer management app, Smart Live Stream, our video player app which houses the PBA and FIBA. To allow subscribers easy access to healthcare products and services, Smart has partnered with mWell for convenient access to online doctor consultations and other services via the mWell app, the Philippines’ first fully integrated health app. Smart also partnered with Metro Pacific Tollways Corporation to introduce a simpler and easier way of reloading the Easytrip RFID using the country’s first toll top-up via mobile load service. To support businesses in their journey towards digitalization and cloud, PLDT Enterprise offers a fully-managed Software-Defined Wide Area Networking (SD-WAN) solution which enables customers to securely connect their multiple offices and branches and Smart Internet of Things (IoT) and obtain full control, transparency, visibility, and self-management of their Smart IoT SIMs.

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

Strategies

The key elements of our business strategy are:

•
Focus on the customer and improving customer experience. One of the key pillars of PLDT’s strategy is a greater focus on customer-centricity through the delivery of an improved customer experience. The critical enabler of this is a network that serves our customers’ data and communication needs. In addition to investments in our network, we have also invested in platforms that support after-sales customer support, including call center capability, and data analytics. Our capabilities in the latter also allow us to better understand our customers and design products and plans that are tailored to their specific preferences.
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
•
Capitalize on Our Strength as a Fully Integrated Telecommunications Service Provider. We are committed to investing in our integrated fixed and wireless networks in the Philippines as we believe this is key to our ability to continue providing a differentiated experience and value proposition to our customers. We will primarily focus on improving our network capacity, coverage and reliability, areas in which we are market leaders, based on third party surveys. We intend to further enhance our leading position through strategic and synergetic investments in the network and IT platforms.

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

•
Maintain a Strong Financial Position. We are focused on growing profitability by complementing revenue growth with more effective cost management and operating efficiencies. We have a well spread out debt maturity profile, with 68% of debt maturing after 2028. We are focused on sequentially reducing our capital expenditure investments and capital intensity as we aim to attain positive free cash flow and maintain a leverage ratio of 2.0x net debt to EBITDA. We also have in place a dividend payout policy of 60% of core telecommunications income and regularly assess the return of capital to investors vis-à-vis the need to invest to grow the business.

•
Identifying new areas for growth. As the digital space continues to evolve, PLDT continues to identify trends and evaluate business opportunities as possible sources of new growth, whether in the existing telco space or in adjacent businesses such as fintech, among others.
•
Commitment to sustainability. PLDT recognizes that in order to ensure long-term profitability, it must do business responsibly. As such, PLDT is committed to embedding sustainability in the business, and aims to be a leading ESG telecommunications operator in the region. It recognizes its responsibility to identify risks and opportunities in the environmental, social and governance space, including the impact of climate change to the business, and implements the appropriate strategies in response. PLDT has a decarbonization roadmap that aims to reduce Scope 1 and 2 greenhouse gas emissions by 40% by 2030 against a 2019 baseline. It has also included sustainability targets in the organizational scorecard, including that of the CEO.

BUSINESS OVERVIEW

As at December 31, 2024, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

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

We provide (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services, through our wireless business, with mobile services contributing 98% of our 2024 wireless service revenues, and fixed wireless broadband and other services contributing the remaining 2% of our 2024 wireless service revenues. Mobile data usage has surged in the past several years and now accounts for 81% of our mobile service revenues. Wireless revenues, gross of intersegment transactions, contributed 49% of our consolidated revenues for each of the years ended December 31, 2024 and 2023 as compared to 51% in 2022.

Our mobile services, which accounted for 98% of our wireless service revenues for the year ended December 31, 2024, are provided through Smart and DMPI with 58,989,807 total subscribers as at December 31, 2024 as compared to 57,827,126 total subscribers as at December 31, 2023, and 66,304,761 total subscribers as at December 31, 2022. Based on corporate public disclosures, our estimated mobile subscriber market share stood at 45%, 47% and 39% as at September 30, 2024, December 31, 2023 and 2022, respectively.

As at December 31, 2024, approximately 96% of our mobile subscribers were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs, as well as to control credit risk.

Our mobile internet revenues, which primarily consist of our mobile data service revenues, increased by Php3,793 million, or 5%, to Php75,061 million in 2024 from Php71,268 million in 2023 primarily due to the increase in video streaming, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships. Migration initiatives also resulted in higher numbers of LTE and 5G device and data users. Our mobile internet revenues contributed 96% and 95% of our mobile data service revenues in 2024 and 2023, respectively.

Mobile data traffic on Smart’s network increased from 4,393 petabytes in 2022 to 4,898 petabytes in 2023 and 5,359 petabytes in 2024, 22% higher compared to 2022.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2024, 2023 and 2022:

	December 31,
	2024	2023	2022
Systemwide mobile subscriber base	58,989,807	57,827,126	66,304,761
Prepaid	56,731,489	55,667,880	64,287,019
Postpaid	2,258,318	2,159,246	2,017,742
Fixed Wireless Broadband subscriber base	446,082	439,815	742,110
Growth rate of mobile subscribers
Prepaid	2%	(13%)	(7%)
Postpaid	5%	7%	—
Growth rate of Fixed Wireless Broadband subscribers	1%	(41%)	(22%)

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

•
Prepaid

Smart continued its brand campaigns to boost data usage, anchored on new product launches in 2024. In line with this, Smart introduced new variants of Power All and TNT’s Saya All data-packed promos for Smart Prepaid and TNT, respectively, in 2024.

Smart introduced the first prepaid eSIM in the country in July 2023 and introduced digital delivery of eSIMs in September 2023. For 2024, Smart expanded eSIMs for TNT and opened eSIM upgrade with current subscribers.

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

Wireless revenues are driven and influenced by the following key metrics:

(i)
Growing data users and usages

Our active data users reached 41 million as of December 31, 2024, while mobile data traffic as of December 31, 2024 increased to 5,359 petabytes, higher by 9% from 2023. Data traffic on Smart’s 5G network grew in the fourth quarter of 2024, increasing by 78% as compared to the fourth quarter of 2023. This growth was driven by aggressive 5G network roll-outs and 5G product offerings. As part of its program to sustain the growing data usages of subscribers and maintain network quality, Smart continues to roll out new sites in various locations throughout the Philippines.

(ii)
Strategic brand building campaigns and product innovations

Our strategic brand building campaigns and product innovations include aggressive 5G handset usage offers, and applications. To further stimulate and maximize the customer experience on 5G network, Smart offers various plans bundled with 5G capable handsets. Smart also offers device financing for prepaid devices including Apple devices for Smart Prepaid and TNT.

Brand building and customer engagement hit new strides with Smart App, Smart’s mobile app which enables Smart subscribers to manage their accounts and enjoy exclusive offers and special promotions. Other features and integrations also enhance further the customers’ digital lifestyle.

Rates for wireless services

Smart Prepaid data, call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT Prepaid cards are sold in denominations of Php50, Php100 and Php300. Our eLoad’s over-the-air reloads, which ranges from Php10 to Php1,000 are available through the Smart app, Smart and PLDT online stores, e-wallet providers such as Maya, e-commerce platforms such as Lazada and Shopee and via Smart eLoad retailers nationwide. The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and the DICT.

Smart also provides open-access data offers with its Giga Power, Magic Data, All Data and Power All services. These data packages provide access to any app or website and are priced from Php50 to Php499.

In view of the SIM Registration Act, we recognize a prepaid mobile subscriber as active upon registration of the SIM card. Beginning in the fourth quarter of 2023, we consider a prepaid mobile subscriber as churned if the subscriber does not reload within 180 days after the full usage or expiry of the last reload and does not latch to the network within 180 days.

Smart postpaid “Signature” plans were further enhanced to provide higher data allocations with Unli 5G promo for 12 months, unlimited texts and calls to all networks including landline in the form of small, medium, large and extra-large plans, ranging from Php999 to Php2,499. Plans ranging from Php499 to Php599 were also introduced with unlimited texts and calls to all networks including landline. These fixed monthly plans alleviate concerns of unwanted charges.

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

We had 3,711,371 fixed line voice subscribers as at December 31, 2024, a decrease of 54,734, or 1%, from 3,766,105 fixed line subscribers as at December 31, 2023, while our fixed line broadband subscribers increased by 162,789, or 5%, to 3,431,785 as at December 31, 2024 from 3,268,996 as at December 31, 2023. Revenues, gross of intersegment transactions, from our fixed line business were 58%, 57% and 63% of our consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively. Voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and OTT services, as well as subscribers’ shift to mobile services. An increase in our data service revenues in recent years has mitigated such decline to a certain extent. Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the greater Metro Manila area. We believe our network offers the country’s most extensive connections to our customers with the FTTH and fiber to the building (FTTB) installations. Our nationwide fiber backbone DFON extends to underground inland and submarine cables. It is a fully resilient network spanning the whole archipelago. Our international network is comprised of various regional and transoceanic submarine cable systems in which we have economic interests.

We offer postpaid and prepaid fixed line services. Our prepaid fixed line services are intended to be an affordable alternative service for consumers under difficult economic conditions.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2024, 2023 and 2022:

	December 31,
	2024	2023	2022
Systemwide fixed voice line subscriber base	3,711,371	3,766,105	3,825,424
Postpaid	3,709,586	3,763,206	3,803,234
Prepaid	1,785	2,899	22,190
Growth rate of fixed line subscribers	(1%)	(2%)	6%
Postpaid	(1%)	(1%)	6%
Prepaid	(38%)	(87%)	(5%)
Number of LEC employees	9,543	10,035	10,511
Number of LEC subscribers per employee	389	375	364
Systemwide broadband subscriber base	3,432,149	3,269,726	3,250,193
Fixed Line broadband	3,431,785	3,268,996	3,247,979
Fixed Wireless Broadband(1)	364	730	2,214
Growth rate of broadband subscribers	5%	1%	8%
Fixed Line broadband	5%	1%	9%
Fixed Wireless Broadband	(50%)	(67%)	(92%)

Data Services

Our data services revenues include charges for broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet and domestic and international private data networking communications. Our data services also include ICT portfolio with data center, cloud, cybersecurity and managed information technology offerings.

Recognizing the growth potential of data services, and in light of their importance to our business strategy, we have placed considerable emphasis on these service segments. Our data services segments registered the highest percentage growth in revenues among our fixed line services from 2022 to 2024.

Home Broadband Services

We believe that PLDT Home is the country’s leading and fastest home broadband service provider, serving 3.3 million subscribers nationwide as at December 31, 2024.

We believe that PLDT Home is the Philippines’ fastest fixed network providing broadband data services. PLDT’s FTTH fixed line network has the most extensive transmission and distribution network infrastructure in the Philippines that provides broadband availability to 18.5 million homes passed in 73% of the country's towns and 91% of total provinces as at December 31, 2024. The number of homes passed refers to the approximate potential number of residences that could avail of broadband connectivity services provided through PLDT facilities.

PLDT’s superior FTTH network enables subscribers to enjoy up to 10 Gbps of symmetrical internet speeds or equal upload and download speeds. To give customers the best digital experience with the most value for their money, PLDT Home launched its enhanced Fiber Unli All Plans with double the speeds versus previous plans. It has improved unlimited mobile calls, a feature that lets the whole family enjoy free calls and texts from mobile to mobile, unlimited calls from mobile to landline, landline to landline, and landline to mobile. The Fiber Unli All plan has two variants – the PLDT Home Fiber Unli All Plan 1399 at 100 Mbps and Unli All Plan 1799 at 200 Mbps. Both plans are also bundled with endless entertainment from Cignal TV’s diverse contents.

As part of its initiatives to make internet more accessible for Filipinos, PLDT Home continuously enriched its fixed wireless service, Home WiFi Prepaid. In 2024, PLDT Home enhanced its Famload All Access packages that gave families options to choose data for as low as Php99 and enjoy free 1GB data every day to livestream Eat Bulaga! program.

Leading the next wave of fixed wireless solutions in the Philippines, PLDT Home ushered a new era of 5G technology with the newly launched PLDT Home WiFi 5G+, which features WiFi 6 technology capable of delivering uncapped speeds of up to 1.5 Gbps.

As part of the PLDT Group’s long-standing commitment to help the Philippines attain the United Nations Sustainable Development Goals (UNSDG) particularly SDG No. 9 – Industry, Innovation, and Infrastructure, PLDT Home relentlessly pushes its initiatives to provide connectivity for more households in the country. In 2024, PLDT continuously rolled out its fiber-to-the-home services in key tourist islands in the country including Negros Island, Bantayan Island in Cebu, and Camiguin Island.

PLDT Smart Home

In 2024, PLDT Home unveiled StreamTV, an entertainment solution that seamlessly combines the functionalities of an Android TV device, an AI-powered smart speaker, and a virtual assistant.

PLDT Home and TP-Link joined forces to launch the Philippines' first WiFi 7 router, the Archer BE230. WiFi 7’s implementation of 4K Quadrature Amplitude Modulation (QAM) supports a greater amount of data transmission over wireless networks, while Multi-Link Operation (MLO) enables devices to manage multiple WiFi connections simultaneously, drastically reducing latency and enhancing data throughput.

PLDT Home served as the broadband partner in the Philippines of Warner Bros. Discovery when it debuted in Southeast Asia its streaming service Max. Further strengthening its entertainment content portfolio, PLDT Home released PLDT-Netflix bundles for existing customers, which included a free Netflix subscription — either Basic or Standard, depending on the plan chosen. These partners also complement PLDT Home's existing partnerships with the NBA for the NBA League Pass, and Lionsgate Play. For those who prefer IPTV, PLDT Home has already mirrored the Cignal Postpaid Plans in its product lineup.

PLDT Home continues to provide WiFi Mesh Systems designed for seamless wireless connectivity throughout the entire home, eliminating dead spots and making homes smart-home ready.

In safety and security, PLDT Home maintains its comprehensive line of home security devices from Eufy.

Home Rewards

As a way of giving back to its valued customers, PLDT Home continues to boost its loyalty program. With the Home Rewards program, subscribers can earn and use Crystals to pay for PLDT and Smart products and services, get bill rebates from Cignal, Maynilad and Easytrip, accumulate raffle entries and instantly avail of exclusive deals and discounts from various partner merchants.

In 2024, PLDT Home partnered with Caltex for an exclusive Fuel your Fiber Promo, which gave Home Rewards subscribers an instant Php150 fuel discount at Caltex and a chance to win Php10,000 worth of fuel vouchers and Php10,000 Maya cash prize.

Powered by PLDT Home’s reliable connectivity, subscribers get to enjoy better digital experiences at home with exciting promos and exclusive treats through the PLDT Home Rewards program.

Rates for home broadband services

Monthly charges for our home fixed broadband services vary depending on the amount of bandwidth, speed, market demand and the competitive landscape.

Corporate Data and ICT

PLDT Enterprise stands as the trusted partner for digital transformation in the B2B market. As the corporate arm of the PLDT Group, we are driven by a mission to empower businesses across industries with innovative solutions that simplify complexity and drive success. With a comprehensive portfolio of fixed line, wireless, and ICT offerings, we enable businesses to harness the power of technology to adapt, thrive and grow. From enhancing operational efficiency and ensuring seamless connectivity to strengthening continuity and elevating customer experiences, PLDT Enterprise is committed to delivering solutions that matter to our customers' success.

PLDT, through ePLDT Inc. and Smart Communications, offers comprehensive digital transformation tools, including multi-cloud, data center, cybersecurity, Application-to-Person (A2P), and Internet of Things (IoT), designed to meet evolving business needs with security and operational excellence.

ePLDT Inc., as the ICT subsidiary of PLDT, is solely focused on developing customized ICT services through its suite of secure multi-cloud, cybersecurity, data, and AI solutions.

For its multi-cloud offerings, ePLDT delivers solutions tailored to enterprises’ unique business needs as they go through their digital transformation journey – may it be public, private, and hybrid infrastructure-as-a-service (“IaaS”), or software-as-a-service (“SaaS”), contact-center-as-a-service (“CCaaS”), disaster recovery-as-a-service (“DRaaS”), and AI-powered platforms. PLDT enables businesses to thrive in an increasingly digital economy by offering secure, AI powered solutions that enhance productivity and future-proof organizations.

To further support its clients, ePLDT offers a comprehensive range of professional and managed services for multi-cloud and cybersecurity. Its professional services include cloud assessment, migration, and optimization, as well as the enhancement of cybersecurity defenses and AI adoption. Additionally, its managed services enable customers to focus more on their core business to drive growth and innovation by having ePLDT manage their IT infrastructure and operations.

ePLDT’s strategic competitive advantage is strengthened by its global partner ecosystem, which includes leading cloud and cybersecurity tech brands. This ecosystem allows ePLDT to serve the diverse needs of local enterprises and national government agencies. It also partnered status with Microsoft, Google, AWS, Salesforce, Palo Alto, Alibaba Cloud, Genesys, and more recently, Huawei Cloud.

To address the surging demand for data center solutions, PLDT established VITRO Inc., a wholly owned subsidiary of ePLDT, to meet market requirements and drive sustained growth in the Group’s data center portfolio. PLDT's VITRO data centers provide colocation and connectivity solutions for enterprises, hyperscalers and the public sector, with guaranteed uptime for their IT infrastructure. This positions PLDT as the premier digital infrastructure provider, enabling enterprises to scale their AI workloads and data-intensive applications with the highest levels of security, connectivity, and operational excellence.

VITRO Inc. leads the Group's advancements in data center construction, innovation, and services, consistently raising design and operational standards to meet the evolving needs of both international and domestic enterprises.

This strategic initiative underscores PLDT's commitments to innovation and to building the data center platform's capability to support the full spectrum of IT workloads—from enterprise and hyperscale to AI.

As the Philippines' premier data center provider, VITRO Inc. operates the country’s largest network of data centers and hosts its digital ecosystem, which includes top telcos, carriers, enterprises, hyperscalers, and the public sector. In July 2024, it energized VITRO Sta. Rosa, the country’s first AI-ready hyperscale data center, further solidifying its leadership in the industry.

Smart enhances PLDT Enterprise’s portfolio with IoT solutions, offering real-time monitoring and automation for industries such as utilities, transport, and fintech, driving operational efficiency through advanced analytics and connected devices. By integrating a comprehensive IoT platform with a global-class 5G Network, Smart enables businesses to seamlessly connect, monitor, and manage their devices, optimizing workflows and enabling data-driven decision-making.

Additionally, Smart’s Fixed Wireless Access (FWA) solutions provide robust last-mile connectivity for businesses in areas where traditional wired connections are not feasible. This ensures seamless operations and continuity, even in remote or underserved locations, empowering businesses to maintain high performance regardless of geographic challenges.

Core Connectivity Services

Our fixed line corporate data services address diverse needs for internet, networking, and managed services across enterprises of all sizes.

We offer iGate, a dedicated internet access solution with management and support for enterprises requiring high-performance connectivity with resilient international infrastructure, peered with Tier 1 Global Internet Service Providers & Internet Exchanges, and managed locally by globally certified personnel. Enterprise Fiber and BEYOND FIBER leverage PLDT and Smart's extensive and reliable network infrastructure to deliver high-speed, dependable internet solutions. Enterprise Fiber provides fast, reliable connectivity, while BEYOND FIBER offers business-grade internet with dual network capability and enterprise-class security features, catering to the diverse connectivity needs of businesses, from micro and small enterprises to multi-branch operations.

To further address the diverse requirements of modern enterprises, we also provide a range of domestic and international data solutions. These include domestic data solutions such as Metro Ethernet, a high-bandwidth, reliable network solution for seamless business operations and IP-VPN, a fully managed, end-to-end IP-based network for secure and efficient data transfer. PLDT also offers Managed SD-WAN, a next-generation wide area networking solution that provides enhanced resiliency, integrated security, and faster access to cloud applications, ensuring that the network business transformation.

For international data needs, we offer International Ethernet Private Line Services, a dependable option for secure international connectivity, and International IP-VPN, a managed service for data, voice, video, and multimedia applications integrated over a single IP network.

Our enterprise networking services are enabled by our Managed Service Provider capabilities. PLDT Enterprise provides businesses with expertise in designing their network, implementing complex programs across geographies, and monitoring, managing, and optimizing networks, ensuring seamless connectivity, improved performance, and real-time data-driven insights to empower smarter decision-making across multiple locations.

Global Connectivity and Infrastructure

PLDT continues to strengthen its position as a leader in global connectivity through its robust international cable infrastructure. With a network of 12 international submarine cable system, PLDT ensures high-speed, low-latency and resilient connectivity.

This extensive infrastructure enables seamless global operations for enterprises and positions the Philippines as a vital digital hub in the Asia-Pacific region. By investing in state-of-the-art submarine cable systems and continuously expanding its international partnerships, PLDT ensures that its customers have access to reliable and scalable global connectivity, empowering them to compete and succeed in an interconnected world.

Commitment to our Customers’ Success

At PLDT Enterprise, our focus is on empowering customers to succeed by delivering practical solutions tailored to their most pressing business needs. Recognizing the challenges businesses face in today’s rapidly evolving environment, our commitment is to provide support at every stage of their journey. Through innovative tools and services, customers are equipped to operate more efficiently and effectively.

Equally important is the care we bring to our customer relationships. We listen to their needs, work collaboratively to design tailored solutions, and provide consistent support to ensure that these solutions deliver the desired results. Our teams are dedicated to making sure businesses not only adopt new technologies but also maximize their value over time.

At its heart, our commitment is simple: to help businesses grow and navigate change with confidence by offering the expertise, services, and support they can rely on. With PLDT Enterprise, businesses adopt technology and build partnerships that help them achieve their goals in a sustainable and meaningful way.

Rates for Corporate Data and ICT Services

Charges for our corporate data service vary by customer.

Voice Services

Our voice services are delivered through our (i) local exchange service; (ii) international service; and (iii) domestic service.

Local Exchange Service

Our local exchange service, which consists of the basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries.

Rates for Local Exchange Service

Basic monthly charges for the local exchange service varies according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers.

International Service

We have been pursuing a number of initiatives to sustain our international service business, including: (i)rationalizing our inbound voice termination rates; (ii) managing unauthorized voice traffic terminating to our network; (iii) partnering with Saudi Telecom Company for inbound international long distance (ILD) traffic management; and (iv) growing international data sales by leveraging PLDT’s sub-sea cable ownership and PLDT Global’s, reach.

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

Rates for international service

Our rates for outbound international calls are quoted in U.S. dollars and are billed in Philippine pesos. The Philippine peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers, applicable to most destinations at any time on any day of the week.

Domestic Service

Our domestic services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and the domestic interconnect access charges by other telecommunications carriers for wireless and fixed line calls carried through PLDT's backbone network and/or terminating to our fixed line customers.

Mobile substitution, OTT voice call alternatives and the widespread availability of free non-voice means of communications, such as e-mails, SMS, video conferencing applications and social networking sites, have negatively affected our domestic call volumes of PLDT.

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

Distributors and Key Account Partners

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

Retail Stores

Retail stores are the Company-owned PLDT and Smart Sales and Service Centers that showcase our Company’s products and services to customers nationwide. Our frontlines enable unique digital experiences through daily customer interaction. We offer enticing products and services based on the customer needs. We also cater to customers’ after-sales requests and inquiries. Our stores also accept payment for bills, postpaid and prepaid sales.

Satellite branches are partner-owned Smart branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

Enterprise Business

PLDT’s Enterprise Business Group is responsible for the sales and marketing of fixed line, wireless products, corporate data and ICT products, solutions and services to corporate clients. Fixed line services include domestic data solutions, such as SD-WAN, Metro-Ethernet, IPVPN, High-Bandwidth Optical Services, and Beyond Fiber; and international data solutions, such as iGate, international ethernet private line, and international IP VPN. Wireless services include wireless products, such as Smart and Sun postpaid and broadband services that may be bundled with mobile phones, tablets, and other relevant devices. Additionally, our offerings cover Machine to Machine and Internet-of-Things platform solutions that enable the managed connectivity requirements of key verticals such as Utilities, Transport, and Fintech. Moreover, Smart Enterprise offers Bizload, a corporate loading service that allows companies to control and automate prepaid loading among its employees and Smart Messaging Suite, an application-to-person (A2P) messaging platform that allows companies to send high-volume SMS through an easy-to-use online account to broadcast advisories, marketing campaigns, one-time passwords, payment reminders and transactional notifications. Our ICT solutions span from colocation services, connectivity services adjacent to colocation such as VITRO Internet Access, VITRO Internet Exchange, VITRO Cloud Exchange to complement the basic inter and intra-rack connection. Additionally, ePLDT’s Cloud and Cybersecurity solutions and Professional Services are made available to enterprises looking for innovative solutions that will help drive their digital transformation journeys.

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

For e-Commerce, the PLDT and Smart flagship stores are now available in Lazada and Shopee. Our presence in these e-commerce platforms will further enhance the accessibility of our products to customers.

Postpaid Field Sales (PFS)

PFS was established to address postpaid markets belonging to corporate individual and capable communities. The channel intends to strategically regain the wireless postpaid stronghold by identifying and approaching customer segments that do not frequent the store outlets, those upgrading from prepaid, and most importantly, those using postpaid for the first time.

Others

Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in MIH and Kayana.

MIH, Maya Philippines, and Maya Bank

MIH is the parent holding company of Maya Philippines, Inc. (formerly PayMaya Philippines, Inc.) and Maya Bank. Maya Philippines is registered with the BSP as an electronic money issuer, remittance and transfer company, operator of payment system, and virtual asset services provider. Maya Bank is one of only six digital banks in the Philippines licensed by the BSP. Together, Maya Philippines and Maya Bank power the platforms under the Maya brand, providing the next generation of integrated financial products to both consumers and enterprises in the Philippines. Maya continues to scale its digital banking ecosystem, expanding its portfolio into a fully integrated financial services, including lending, savings, and credit cards. As digital banking adoption accelerates, Maya’s approach enables it to capture both retail and SME growth, reinforcing its position as a key player in the Philippines’ digital financial landscape.

In December 2023, MIH announced a US$80 million funding round, led by global investors including PLDT, KKR, Tencent, SIG Venture Capital, and First Pacific Company Ltd. This capital injection is earmarked to expand digital banking services, particularly credit, across the MIH platform.

In 2024, Maya’s digital bank garnered 5.4 million bank customers and disbursed Php68 billion in loans, signifying strong demand for its artificial intelligence-powered lending services. Maya's credit products, tailored for a range of needs, including consumers, micro-entrepreneurs, and SMEs, have played a pivotal role in this growth.

CAPITAL EXPENDITURES AND DIVESTITURES

See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for capital expenditures planned for 2024 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2022, 2023 and 2024.

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

Between February 17, 2023 and December 21, 2023, PCEV entered into four new subscription agreements with VFC and PFC to subscribe to a total of 19.6 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

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

On various dates in 2022 and 2023, Smart and DMPI signed Sale and Purchase Agreements with Edotco Towers, Inc., Edgepoint Towers, Inc., Unity Digital Infrastructure and Frontier Tower Associates Philippines, Inc., or the TowerCos, in connection with the sale of 7,569 telecom towers and related passive telecommunication infrastructure for Php98 billion. As of December 31, 2024, we have completed the sale of a total of 6,726 telecom towers, or 89% of the towers portfolio under sale, for a total consideration of Php87,319 million.

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% equity interest, for a total consideration of Php270 million. The sale transaction was completed and fully paid on January 12, 2024. As a result, PGIH retained ownership of 2,080 common shares representing 45.73% equity interest in Multisys.

In February 2024, PLDT invested in Kayana to serve as a digital entity designed to harness the data assets of the MVP Group of Companies (“MVP Group”) and provide a platform for a Group-wide digitalization initiative. As of September 27, 2024, PLDT has invested Php840 million in Kayana representing 840 million common shares, or 60% equity interest, including subscription payable of Php288 million. On September 30, 2024, Kayana entered into share subscription agreements with its shareholders, wherein PLDT subscribed to additional shares valued at Php46.5 million and the remaining shareholders subscribed to additional shares valued at Php523.5 million. As a result, PLDT’s equity ownership in Kayana was reduced to 45%, leading PLDT to account for its remaining interest as an investment in associate.

On April 5, 2024, PCEV paid the subsequent consideration of US$15.3 million or Php857 million for 6.7 million MIH Class C2 convertible preferred shares and received warrants for 2.7 million MIH Class C2 convertible preferred shares valued at Php152 million, resulting in an increase of PCEV’s ownership in MIH from 36.97% to 37.66%.

On April 30, 2024, PLDT Inc. acquired 2,491,516 common shares of Radius, representing 34.9% equity interest, for a total consideration of Php2,116 million.

ORGANIZATION

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

TECHNOLOGY INFRASTRUCTURE

Wireless Network Infrastructure

Mobile

Our mobile network supports 5G, 4G and other technologies. We continue to expand our LTE capacity, increase our 5G coverage, and roll out more physical sites to widen our coverage in order to sustain the growing demand for our services. We believe our mobile network covers 97% of the population and is present in 97% of the country’s cities and municipalities, as at December 31, 2024.

Fixed wireless services are also offered to residential and corporate clients through our high capacity mobile network. This complements our fibered fixed network as our fixed wireless services are able to reach areas that are not currently serviced through wired connections.

Fixed Line Network Infrastructure

Domestic

PLDT’s fixed line infrastructure is comprised of the latest technologies, delivering voice, broadband and ICT services to home and corporate customers. We deliver voice and high-speed broadband to each home through our all-fiber network, FTTH, an IP-based platform. At present, FTTH is capable of delivering 2.5 Gbps and up to 10 Gbps, and we have deployed FTTH in all cities and in the majority of municipalities in the Philippines. This network provides broadband availability to approximately 18.5 million homes passed, as at December 31, 2024.

PLDT provides enterprise and ICT services through its Carrier Ethernet network (CEN). PLDT’s CEN is based on Metro Ethernet Forum (MEF) 3.0, the latest standardized, carrier-class service and network. This highly reliable and resilient system provides high capacity and high-speed VPN services for all corporate customers. It supports enterprise requirements such as data storage, headquarter to branch connectivity, headquarter to disaster recovery site connectivity, cloud services and backhaul for mobile/LTE services. PLDT also uses the “Software Defined Wide Area Network” to deliver such enterprise services across different service providers and over the internet in a secured manner.

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

All our networks are connected nationwide through PLDT’s nationwide fiber backbone, the DFON. DFON is comprised of transport nodes connected by terrestrial and submarine cable links configured in loops and appendages. The DFON loops provide self-healing and alternative segment route protection for added resiliency against single and multiple fiber breaks along the different segments. The DFON network also connects three of PLDT’s international cable landing stations. Following the implementation of the TNT Project, the DFON network gained added resiliency and network reliability as we implemented an automatic fail capability into the DFON network to automatically transfer traffic to other redundancy links in the event the DFON experiences downtime. The DFON is complemented by a terrestrial microwave backbone network to deliver services to remote areas unreachable by the fixed terrestrial transport network.

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

For voice services, PLDT operates two IP voice gateways. PLDT’s facilities allow the exchange of traffic with foreign carriers and can reach foreign destinations (including fixed and wireless network destination “breakouts”, or specific areas within a country) worldwide.

The Company has international internet gateways to fortify PLDT Group’s infrastructure for internet and IP-based services, as well as connections of our fixed and wireless networks to content and internet services available from, and businesses connected to, the global internet. All these gateways employ high-capacity and high-performance routers. Together with ancillary facilities (such as security against network/service attacks), they provide premium and differentiated internet and/or IP services to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers (ISPs) and even other service providers. PLDT also operates offshore/ forward gateway routers in Hong Kong, Singapore, United States, and Japan to support optimized and direct access to content providers and businesses connected to the internet in Asia, as well as the continental U.S., which we expect to result in faster internet speed. All gateway routers utilize high capacity interface and transmission facilities.

To localize international internet content, PLDT employs local transparent caching network, and additionally, a network of content provider/distributor-supplied local caching servers at key locations. With these facilities, high demand contents from popular content and content delivery network providers are available locally and are delivered to PLDT customers.

PLDT operates the Philippines’ most extensive international submarine cable network. As at December 31, 2024, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean. In May 2023, NTC issued provisional authority to build new international cable landing stations in Baler, Aurora in the Northeast, and in Digos, Davao in the Southern coastal borders of the Philippines, which are targeted to be completed in 2025. These will provide telco carriers new alternative routes which do not traverse the usual West Philippine Sea Waters.

PLDT continues to work with major Asian carriers to implement the new Asia Direct Cable (ADC) to support the expected new fixed and mobile services requirements. ADC is estimated to be completed and ready for service within 2025.

PLDT is also working closely with other Asian carriers and Hyperscalers to build the Apricot Cable. The completion of the Apricot cable in 2027 will further augment PLDT's international capacity for data traffic, particularly to the U.S. and across Asia and the Pacific.

PLDT’s international automatic optical transport switching system and carrier ethernet network continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore, and the U.S. Mainland for premium enterprise clients. Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support growing business requirements. Also, our Guam node, PLDT’s 5th international point-of-presence, was launched in April 2024.

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

PLDT has direct interconnection agreements with foreign carriers. PLDT also carries international calls terminating to Smart and Sun networks where they have no direct interconnections.

FRANCHISES, LICENSES AND REGULATIONS

Franchises

The table below provides the expiry dates of franchises for each company indicated:

Company	Expiry Dates of Franchises

PLDT	November 28, 2028
Clarktel(1)	June 30, 2024
Smart	May 19, 2042
SBI	November 11, 2047
DMPI	April 1, 2028
CURE(2)	May 26, 2026
PDSI	January 26, 2026

(1) Clarktel filed for an extension of its franchise which remains pending with the Congress as of report date.

(2) In the case of CURE, PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel.

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
•
NTC Memorandum Circular No. 5-07-2009, issued on July 23, 2009, amends the mode of billing for voice services from per minute to per pulse billing, with a maximum of 6 seconds per pulse. On December 9, 2009, the NTC issued Show Cause and Cease and Desist Orders against Smart and other providers, alleging non-compliance with the Circular. On appeal, the CA in its December 28, 2010 Decision, reversed and set aside the NTC Orders. This decision was later upheld by the Supreme Court on February 13, 2023, finding that the NTC failed to provide Smart and other providers due process.
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
•
Executive Order No. 56, issued by former President Rodrigo Duterte on May 25, 2018, institutionalized the Emergency 911 Hotline as the nationwide emergency answering point and replaced Patrol 117.
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
•
Executive Order No. 32 (“Streamlining the Permitting Process for the Construction of Telecommunications and Internet Infrastructure”) signed by President Ferdinand Marcos, Jr. on July 4, 2023, streamlined the permitting process for the construction of telecommunications and internet infrastructure. EO 32 further extends the implementation of streamlined permitting processes and procedures under the Bayanihan to Recover as One Act (RA 11494) and the Joint Memorandum Circulars issued by the Anti Red Tape Authority, et al. which expired in September 2023. On December 1, 2023, ARTA released the signed copy of EO 32’s Implementing Rules and Regulations (IRR).
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

See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is subject to extensive laws and regulations, including regulations in respect of our service rates, taxes and antitrust laws” for further discussion.

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

COMPETITION

The telecommunications market is competitive. Including us, there are five major local exchange carriers, seven major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants in the Philippine telecommunications market have entered strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support, as well as service innovations and marketing strategies. To protect our market position, we need to continually invest in our network infrastructure to comply with regulatory obligations and to ensure that our services remain competitive. We also need to be able to identify market trends and customer preferences in order for our services to remain relevant.

Mobile Services

Currently, there are three major mobile operators, namely Smart, Globe and Dito. As at December 31, 2024, mobile market penetration in the Philippines was approximately 123%, based on the number of SIM cards issued.

Competition in the mobile telecommunications industry has remained active with greater availability of offers from telecommunications operators including increased data allocations and calls and texts resulting in declining yields. Competition has also increased in the postpaid space with more promotions involving greater handset subsidies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services, including video content.

In recent years, the prevalence of OTT services, such as social media, instant messaging and internet telephone, also known as VoIP services, has greatly affected our legacy revenues from voice and SMS services. We are also facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, including efforts by the Philippine Government to roll-out its free WiFi services to various municipalities in the country.

Data Services

In recent years, the market for data services has been the fastest growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in demand for consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe and Converge ICT Solutions, Inc. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, user experience, and customer service. PLDT remains committed to compete in this segment by leveraging on its overall strategy to focus on customer-centricity, maintain network leadership, broaden its distribution platform and increase its ability to deliver multimedia content.

Voice Services

Local Exchange

Although the growth of the fixed line voice market has been impacted by higher demand for mobile services, we have sustained our leading position in the fixed line market on account of PLDT's extensive fixed line and transmission network nationwide. In most areas, we face one or two competitors. Our principal competitor in the local exchange market, Globe, provides local exchange service through both fixed and fixed wireless landline services.

Fixed wireless landline services are delivered using mobile technology to a fixed device in the home with a tariff structure similar to that of a fixed line service such as the charging of monthly service fees. Our major competitor, Globe, offers services in limited areas of Metro Manila such as Makati and Las Piñas, the Visayas region and selected areas of Southern Luzon, such as Cavite and Batangas.

International

Revenues from this segment of the industry have significantly declined over the years with the advent of: (i) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Skype, Viber, Line, Facebook Messenger, GoogleTalk, Zoom and WhatsApp, and similar services); and (ii) the establishment of VPNs for several corporate entities, which have further heightened competition.

With respect to outbound calls from the Philippines the significance of which has also reduced over the years, we generate revenues through our local exchange and mobile businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

As in recent years, the number of inbound international voice calls into the Philippines has been negatively impacted by the popularity of OTT services due to improved internet access and continued increase of smartphone adoption. However, with PLDT Group’s strategic partnership with Saudi Telecom Company, the decline of ILD traffic has slowed down. Joint efforts on traffic sales management and anti-fraud programs have resulted in sustained business value for the ILD business.

Domestic

Our domestic service business has been negatively affected by the widespread availability and growing popularity of alternative economical to free non-voice methods of communication, particularly OTT services, email and social media resulting in the change in the market's communication habits as evidenced by the growing number of mobile subscribers in the Philippines. In addition, various ISPs have launched voice services via the internet to their subscribers nationwide.

While domestic call volumes have been declining, PLDT has remained the leading provider of domestic service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

ENVIRONMENTAL MATTERS

Environmental Management and Stewardship

In line with PLDT’s sustainability roadmap and commitment towards responsible business operations, we integrate environmental management and stewardship measures into our business operations. These are aimed not only at strengthening compliance with regulatory requirements, but also as addressing identified risks that may impact our business and the communities where we operate.

Our environmental management programs are thus implemented by and across various functions of the organization, institutionalized through policies and capacity-building programs for employees, and are continuously guided by the oversight of the PLDT Board of Directors through its Governance, Nomination and Sustainability Committee (GNSC).

Climate Change

The PLDT Group continues to recognize climate change as one of its top enterprise risks. This considers the high-risk profile and vulnerability of the Philippines to the worsening impacts of climate change, such as more frequent and extreme typhoons and weather disturbances. The effects of climate change increase the likelihood of damage to the Group’s physical infrastructure and network equipment, which can consequently disrupt operations and delivery of services. Because we recognize the importance of connectivity to our customers and the impact of our operations on the broader community, we aim to mitigate the material adverse effects of climate change by integrating these nature-related risks and corresponding mitigation strategies into our strategic planning, operational design, resource allocation, resiliency and contingency measures, and supply chain management.

Aside from these physical impacts, climate change also shapes corresponding focus and requirements of local laws and regulations. The urgency of addressing climate change in the Philippines may lead to the enactment of more stringent laws and regulations, which will further entail necessary investments, resources, and capacity-building efforts for PLDT Group in order to remain compliant and competitive.

Operational Resource Efficiency

In support of the Philippines' Nationally Determined Contribution under the Paris Agreement and the global ambition to achieve Net Zero by 2050, the PLDT Group developed a decarbonization roadmap that aims to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 40% by 2030 against a 2019 baseline. Such target is underpinned by various initiatives that promote energy and operational resource efficiency, as well as the adoption of renewable energy and green technologies across our operations. These measures are also aimed at achieving cost-efficiencies and ensuring uninterrupted operations and delivery of services.

We have set up internal mechanisms to monitor our consumption of electricity, fuel, and water within our facilities and operations. Such mechanisms consequently facilitate the continuous implementation of solutions on energy efficiency and resource conservation.

For our building facilities, we have been shifting to newer and more energy efficient air conditioning units and chillers. We have been provisioning for building automation systems and utilizing Internet of Things-powered sensors for enhanced temperature and humidity monitoring and control. Initiatives such as building-envelopes are being explored to further lower down energy demand from air-conditioning systems which account for the most significant energy consumption in our facilities.

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

To conserve water, we have set up rainwater catchment systems in selected areas and developed a scheme to continuously expand these in all facilities across the country.

Waste Management and Circularity

Effective waste management and circularity are among the key focus areas of the PLDT Group’s environmental management roadmap. We ensure the establishment of solid waste segregation and management mechanisms within our facilities nationwide, facilitating adherence with national and local government regulations and collection schemes. For our major facilities, we have built sewage treatment plants to ensure effective management of building effluents. Meanwhile, to manage hazardous waste from our facilities and value chain, we maintain partnerships with various DENR-accredited hazardous waste transporters and treaters, particularly for used lead acid batteries.

The PLDT Group also endeavors to continuously promote waste reduction and recycling through various programs and campaigns within our organization and stakeholder communities. Although PLDT and Smart are not producers of electronic waste, the delivery of our services involves the use of electronic devices such as phones, modems, chargers, routers. Thus, we implement an e-waste management program called “Be Kind. Recycle.” to help ensure the proper treatment and disposal of such electronic devices.

Among the strategic objectives of this program is to make proper e-waste disposal accessible and convenient to PLDT and Smart employees, customers, and the public. We hence work to continuously increase the number of e-waste collection sites and partnerships nationwide, with the goal of scaling up impact in strategic areas and communities where we operate.

Management Approach

Our management approach to Environmental Management is guided by commitments set in the PLDT and Smart Occupational Safety, Health, and Environmental Commitments, as approved by our President and CEO. These commitments provision for the continuous allocation of resources to ensure our alignment with the highest standards of environmental performance in all facets of company operations, as well as measures to ensure a dynamic approach in the setting up of priority areas, performance targets, and corresponding action plans. We also align and benchmark with relevant environmental principles and indicators of the United Nations Global Compact, Task Force for Climate-related Financial Disclosures, Taskforce on Nature-related Financial Disclosures, CDP and ISO 14001:2015 (Environmental Management System) Standards.

The PLDT Group commits compliance with all national and environmental laws and regulations. Our Corporate Environment, Health, and Safety (CEHS), Property, Facilities, Asset Resilience Management (PFARM) and Network units spearhead the implementation of environmental management processes and mechanisms to manage our environmental footprint, as well as ensure regular monitoring of the performance of all facilities, equipment, and generator sets across the country. These teams also lead the creation of management plans covering strategies for facilities located in ecologically protected areas. CEHS learning materials and various trainings are also made available to all employees on a periodic basis, as part of capacity-building efforts and initiatives to institutionalize understanding of the impact of workplace operations on the environment and in communities where we operate.

In addition, the PLDT Group has also designated Pollution Control Officers (PCOs) within each company facility to reinforce environmental performance review and report on operational progress on a quarterly basis to the Department of Environment and Natural Resources (DENR), the Laguna Lake Development Authority, and other national and local regulatory bodies. The PCOs monitor compliance with laws and regulations on air, water, and even noise pollution. We also work with various contractors and service providers through regular assessments and stakeholder consultations to manage the environmental impact of new facilities. Additionally, we support the DENR’s National Greening Program and reforestation efforts, particularly focusing on areas where we roll-out our network sites and equipment.

To aid in the review and evaluation of our performance, we undertake periodic audits of our environmental management system through trained Internal Auditors and IRCA certified Lead Auditors facilitating the implementation of the EHS audit program across the different sites.

To foster continuous improvements in our environmental management, we have adopted digital innovations to streamline processes and enhance employee engagement. This includes the introduction of a comprehensive suite of applications, including the EHS Incident Reporting App, Self-Monitoring Report Automation, Emergency Drill Report, Weather Disturbance Activation, Situational Report, and Job Hazard Analysis. These tools addressed common challenges arising from manual reporting, such as human error, inconsistent data, and time-consuming workflows.

This digital transformation not only optimized reporting and compliance but also empowered employees to take a proactive role in promoting workplace safety. Through intuitive tools and real-time data, such program fostered a culture of accountability and engagement. By aligning with sustainability and corporate responsibility goals, this initiative underscored the PLDT Group’s leadership in leveraging technology to create safer, more resilient, and efficient workplaces.

The PLDT Group also puts importance on building a sustainability program involving our supply chain, which includes promoting awareness and collective action on the impact of business operations on the environment.

As part of our supply chain management processes, we enforce a Supplier Code of Conduct and complementing sustainability guidelines and EHS manuals that mandate suppliers to actively manage their environmental impact and comply with applicable environmental laws and regulations. We also integrate environmental criteria in the screening performance of suppliers, as well as hold forums and various engagements with suppliers to ensure their alignment with our policies on environmental management.

In 2024, PLDT earned certifications on ISO 9001:2015 (Quality Management System), ISO 14001:2015 (Environmental Management System), and ISO 45001:2018 (Occupational Health and Safety Management System). Smart was also recommended for the same set of certifications. These certifications underscore the PLDT Group’s dedication in implementing best practices that drive continuous improvement, enhance customer satisfaction, reduce environmental impact, and ensure a safe working environment for its most important asset – the workforce. Furthermore, these milestones are testament to the hard work and support of the different business units across all levels of the organization to adopt the highest standards of occupational health and safety and environmental performance, fortifying its operational focus on employee welfare, customer experience, and sustainability.

External Citations/ National Recognitions

In 2024, PLDT and Smart were considered top finalists of the Pollution Control Association of the Philippines, Inc. Sustainability Awards for the following categories: a) Top Pollution Control Officer accredited by DENR, b) Mother Nature Award, and c) Sustainability Award. These Environmental Awards are national awards given in recognition of outstanding achievements of establishments and PCOs in promoting pollution control, waste minimization and implementation of an effective environmental management system in their respective companies. It also provides recognition to a successful project implemented by a company that addresses specific environmental problem or major environmental impact of the organization.

Alongside this increased recognitions are Awards from Safety Organization of the Philippines given for Outstanding DOLE Accredited OSH Practitioners and Consultants, Award of Merit and Award of Excellence for achieving significant safe man-hours with zero lost time accidents and a remarkable show of grit demonstrating skills and abilities to foster enhanced capability building efforts on emergency preparedness and response and workplace resilience during the National Fire Brigade Team Competition.

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

PROPERTIES

As at December 31, 2024, the PLDT Group owns three office buildings located in Makati City and owns and operates 289 fixed line exchanges nationwide, of which 45 are located in Metro Manila. The remaining 244 exchanges are located in cities and small municipalities outside the Metro Manila.

As at December 31, 2024, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•
47% consisted of central office equipment and network facilities, including IGFs, pure national toll exchanges and combined local and toll exchanges;
•
40% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;
•
5% consisted of land and improvements and buildings and improvements, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet; and
•
8% consisted of other work equipment.

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

We expect that in 2025, cash from operating activities will enable us to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our current estimate for consolidated capital expenditures in 2025 will be between Php68 billion to Php73 billion. See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for further discussion on our capital expenditures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, 2023 and 2022 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS Accounting Standards. For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2024 of Php57.85 to US$1.00, as quoted through the BAP.

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

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2024, 2023 and 2022.

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022:

	December 31,
	2024	2023	2022
	(amounts in million Php)
Net income from continuing operations	32,555	26,865	11,335
Net loss from discontinued operations	—	(41)	(600)
Consolidated net income	32,555	26,824	10,735

Add (deduct) adjustments to continuing operations:
Depreciation and amortization	55,988	58,441	98,631
Financing costs – net	15,500	13,755	11,759
Provision for income tax	10,138	9,612	2,697
Manpower rightsizing program (MRP)	1,688	2,021	5,028
Equity share in net earnings of associates and joint ventures	990	2,806	3,304
Amortization of intangible assets	240	221	228
Impairment of non-current assets	69	—	283
Foreign exchange losses (gains) – net	36	(1,149)	4,687
Additional amortization of subscriber contract cost to obtain	—	2,135	—
Net loss on debt modification	—	—	295
Gain on dilution in MIH	—	—	(660)
Income from prescription of liability on redeemable preferred shares	(71)	—	(7,839)
Interest income	(916)	(1,016)	(653)
Gain on sale and leaseback of telecom towers - net of expenses	(951)	(6,992)	(24,563)
Gains on derivative financial instruments – net	(4,023)	(1,198)	(2,322)
Others	(2,728)	(1,204)	(1,622)
Total adjustments	75,960	77,432	89,253

EBITDA from continuing operations	108,515	104,297	100,588
EBITDA from discontinued operations	—	(64)	(326)
Consolidated Adjusted EBITDA	108,515	104,233	100,262

The following table shows the reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2024, 2023 and 2022:

	December 31,
	2024	2023	2022
	(amounts in million Php)
Net income from continuing operations	32,555	26,865	11,335
Net loss from discontinued operations	—	(41)	(600)
Consolidated net income	32,555	26,824	10,735

Add (deduct) adjustments to continuing operations:
Accelerated depreciation and amortization(1)	5,686	13,924	51,204
MRP	1,688	2,021	5,028
Amortization of debt discount from debt modification	183	177	470
Other non-recurring expenses	151	433	194
Impairment of non-current assets	69	—	283
Foreign exchange losses (gains) – net	36	(1,152)	4,685
Impairment of investments	—	70	50
Core income adjustment on equity share in net loss (income) of associates and joint ventures	(5)	466	(195)
Income from prescription of liability on redeemable preferred shares	(71)	—	(7,839)
Net income attributable to noncontrolling interests	(248)	(210)	(250)
Gain on sale and leaseback of telecom towers – net of expenses	(951)	(6,992)	(24,563)
Gains on derivative financial instruments – net, excluding hedge costs	(4,252)	(1,436)	(2,572)
Net tax effect of aforementioned adjustments	(609)	(1,704)	(7,078)
Total adjustments	1,677	5,597	19,417

Core income from continuing operations	34,232	32,462	30,752
Core loss from discontinued operations	—	(41)	(600)
Consolidated core income	34,232	32,421	30,152

Core income from continuing operations	34,232	32,462	30,752
Add (deduct) adjustments:
Share in MIH losses	1,006	2,175	3,239
Share in Kayana losses	46	—	—
Gain on dilution in MIH, net of tax	—	—	(660)
Gain on asset sales, net of tax	—	(296)	(30)
Gain on deconsolidation of Kayana	(146)	—	—
Total adjustments	906	1,879	2,549
Consolidated telco core income	35,138	34,341	33,301

(1) In 2023, accelerated depreciation and amortization includes subscriber contract cost to obtain of Php2,135 million and cost to fulfill of Php11,789 million.

The following table shows the reconciliation of our consolidated basic and diluted earnings per share (EPS) attributable to common equity holders of PLDT to our consolidated basic and diluted core EPS for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in Php)
EPS from continuing operations	149.26	149.26	123.10	123.10	51.03	51.03
EPS from discontinued operations	—	—	(0.19)	(0.19)	(2.77)	(2.77)
Consolidated EPS attributable to common equity holders of PLDT	149.26	149.26	122.91	122.91	48.26	48.26
Add (deduct) adjustments:
Accelerated depreciation and amortization	19.74	19.74	48.34	48.34	177.75	177.75
Manpower rightsizing program	5.86	5.86	7.02	7.02	17.46	17.46
Net loss/(gain) on debt modification	0.64	0.64	0.61	0.61	1.63	1.63
Impairment of investments/noncurrent assets	0.31	0.31	0.32	0.32	0.23	0.23
Foreign exchange losses (gains) – net	0.13	0.13	(4.00)	(4.00)	16.26	16.26
Gains on derivative financial instruments – net, excluding hedge costs	(14.76)	(14.76)	(4.99)	(4.99)	(8.93)	(8.93)
Gain on sale and leaseback of telecom towers	(3.30)	(3.30)	(24.59)	(24.59)	(86.91)	(86.91)
Income from prescription of liability on redeemable preferred shares	(0.33)	(0.33)	—	—	(27.21)	(27.21)
Core income adjustment on equity share in net (income) losses of associates and joint ventures	(0.02)	(0.02)	2.16	2.16	(0.90)	(0.90)
Other non-recurring expenses	0.64	0.64	2.00	2.00	1.65	1.65
Total adjustments	8.91	8.91	26.87	26.87	91.02	91.02
Core EPS from continuing operations	158.17	158.17	149.97	149.97	142.05	142.05
Core EPS from discontinued operations	—	—	(0.19)	(0.19)	(2.77)	(2.77)
Consolidated core EPS	158.17	158.17	149.78	149.78	139.29	139.29

Factors Affecting our Results of Operations

Competition

The telecommunications market is competitive. Including us, there are five major local exchange carriers, seven major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants in the Philippine telecommunications market have entered strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support, as well as service innovations and marketing strategies. To protect our market position, we need to continually invest in our network infrastructure to comply with regulatory obligations and to ensure that our services remain competitive. We also need to be able to identify market trends and customer preferences in order for our services to remain relevant. See Item 4. “Information on the Company – Competition” for further discussions.

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

Notice of Material Breach and Demand for Payment on DITO

PLDT and DITO entered into an agreement in February 2021 for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

PLDT served on DITO on October 6, 2022 a Notice of Material Breach and Demand for Payment due to DITO's refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. As of the date of this Annual Report, DITO has paid the first and second tranches amounting to Php168 million, with a remaining balance of Php112 million.

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

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), Adjusted EBITDA, Adjusted EBITDA margin, core income and telco core income for the years ended December 31, 2024, 2023 and 2022. In each of the years ended December 31, 2024, 2023 and 2022, the majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2024
Revenues	105,734	126,490	—	(15,391)	216,833
Expenses	86,653	95,357	90	(15,754)	166,346
Other income (expenses) – net	(4,745)	7,760	(988)	(9,821)	(7,794)
Income (loss) before income tax	14,336	38,893	(1,078)	(9,458)	42,693
Provision for (benefit from) income tax	3,276	6,501	(9)	370	10,138
Net income (loss)/Segment profit (loss)	11,060	32,392	(1,069)	(9,828)	32,555
Adjusted EBITDA	55,634	61,953	(48)	(9,024)	108,515
Adjusted EBITDA margin(1)	57%	49%	—	—	52%
Core income	10,852	34,518	(1,084)	(10,054)	34,232
Telco core income	10,852	34,372	(32)	(10,054)	35,138
For the year ended December 31, 2023
Revenues	104,401	120,734	—	(14,182)	210,953
Expenses	82,827	102,352	18	(14,938)	170,259
Other income (expenses) – net	1,485	12,147	(2,251)	(15,598)	(4,217)
Income (loss) before income tax	23,059	30,529	(2,269)	(14,842)	36,477
Provision for (benefit from) income tax	5,537	4,015	1	59	9,612
Net income (loss)/Segment profit (loss)	17,522	26,514	(2,270)	(14,901)	26,824
Continuing operations	17,522	26,514	(2,270)	(14,901)	26,865
Discontinued operations	—	—	—	—	(41)
Adjusted EBITDA	54,369	59,102	(18)	(9,156)	104,233
Continuing operations	54,369	59,102	(18)	(9,156)	104,297
Discontinued operations	—	—	—	—	(64)
Adjusted EBITDA margin(1)	57%	49%	—	—	52%
Core income	11,750	37,886	(2,110)	(15,064)	32,421
Continuing operations	11,750	37,886	(2,110)	(15,064)	32,462
Discontinued operations	—	—	—	—	(41)
Telco core income	11,750	37,590	65	(15,064)	34,341
For the year ended December 31, 2022
Revenues	104,274	127,810	—	(27,722)	204,362
Expenses	104,058	133,148	13	(27,792)	209,427
Other income (expenses) – net	18,681	21,002	(2,790)	(17,796)	19,097
Income (loss) before income tax	18,897	15,664	(2,803)	(17,726)	14,032
Provision for (benefit from) income tax	3,793	(1,102)	(134)	140	2,697
Net income (loss)/Segment profit (loss)	15,104	16,766	(2,669)	(17,866)	10,735
Continuing operations	15,104	16,766	(2,669)	(17,866)	11,335
Discontinued operations	—	—	—	—	(600)
Adjusted EBITDA	55,215	55,051	(12)	(9,666)	100,262
Continuing operations	55,215	55,051	(12)	(9,666)	100,588
Discontinued operations	—	—	—	—	(326)
Adjusted EBITDA margin(1)	58%	43%	—	—	51%
Core income (loss)	13,034	38,613	(2,958)	(17,937)	30,152
Continuing operations	13,034	38,613	(2,958)	(17,937)	30,752
Discontinued operations	—	—	—	—	(600)
Telco core income	13,034	38,135	69	(17,937)	33,301

(1)
Adjusted EBITDA margin for the year is measured as Adjusted EBITDA from continuing operations divided by service revenues.

Years Ended December 31, 2024 and 2023

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php216,833 million in 2024, an increase of Php5,880 million, or 3%, as compared with Php210,953 million in 2023, primarily due to higher consolidated revenues from data, voice and SMS services, partially offset by lower consolidated non-service revenues and fixed wireless broadband service revenues.

Our consolidated service revenues of Php208,382 million in 2024, increased by Php6,550 million, or 3%, from Php201,832 million in 2023. Our consolidated non-service revenues of Php8,451 million in 2024, decreased by Php670 million, or 7%, from Php9,121 million in 2023.

Consolidated service revenues, net of interconnection costs of Php13,718 million, amounted to Php194,664 million in 2024, an increase of Php3,250 million, or 2%, from Php191,414 million in 2023.

The following table shows the breakdown of our consolidated revenues by service for the years ended December 31, 2024 and 2023:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2024
Service Revenues
Wireless	97,779		(790)	96,989
Mobile	96,246		(738)	95,508
Fixed Wireless broadband	1,481		—	1,481
Other services	52		(52)	—
Fixed Line		125,994	(14,601)	111,393
Voice		29,660	(1,560)	28,100
Data		95,666	(12,773)	82,893
Home broadband		51,759	(18)	51,741
Corporate data and ICT		43,907	(12,755)	31,152
Miscellaneous		668	(268)	400
Total Service Revenues	97,779	125,994	(15,391)	208,382
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems, devices and others	7,955	448	—	8,403
Point-product sales	—	48	—	48
Total Non-Service Revenues	7,955	496	—	8,451
Total Revenues	105,734	126,490	(15,391)	216,833
For the year ended December 31, 2023
Service Revenues
Wireless	95,677		(683)	94,994
Mobile	94,007		(642)	93,365
Fixed Wireless broadband	1,629		—	1,629
Other services	41		(41)	—
Fixed Line		120,336	(13,498)	106,838
Voice		26,686	(1,526)	25,160
Data		93,212	(11,703)	81,509
Home broadband		50,876	(24)	50,852
Corporate data and ICT		42,336	(11,679)	30,657
Miscellaneous		438	(269)	169
Total Service Revenues	95,677	120,336	(14,181)	201,832
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems, devices and others	8,724	396	(1)	9,119
Point-product sales	—	2	—	2
Total Non-Service Revenues	8,724	398	(1)	9,121
Total Revenues	104,401	120,734	(14,182)	210,953

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	105,734	49	104,401	50	1,333	1
Fixed Line	126,490	58	120,734	57	5,756	5
Inter-segment transactions	(15,391)	(7)	(14,182)	(7)	(1,209)	(9)
Consolidated	216,833	100	210,953	100	5,880	3

Expenses

Consolidated expenses decreased by Php3,913 million, or 2%, to Php166,346 million in 2024 from Php170,259 million in 2023, primarily due to lower expenses related to selling, general and administrative expenses, depreciation and amortization, cost of sales and services, and provisions, partially offset by higher interconnection costs and asset impairment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	86,653	52	82,827	49	3,826	5
Fixed Line	95,357	57	102,352	60	(6,995)	(7)
Others	90	—	18	—	72	400
Inter-segment transactions	(15,754)	(9)	(14,938)	(9)	(816)	(5)
Consolidated	166,346	100	170,259	100	(3,913)	(2)

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php7,794 million in 2024, an increase of Php3,577 million, or 85%, from Php4,217 million in 2023, primarily due to the combined effects of the following: (i) lower other income – net from our Wireless business segment mainly on account of a lower gain on sale and leaseback of telecom towers, and from our Fixed Line business segment owing mainly to lower dividend income recognized from the subsidiaries of Wireless business segment; (ii) higher net financing costs from our Fixed Line and Wireless business segments; (iii) net foreign exchange losses from our Fixed Line business segment in 2024 as compared with net foreign exchange gains in 2023; (iv) higher net gains on derivative financial instruments from our Fixed Line and Wireless business segments; and (v) lower equity share in net losses from our Fixed Line and Other business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Wireless	(4,745)	1,485	(6,230)	(420)
Fixed Line	7,760	12,147	(4,387)	(36)
Others	(988)	(2,251)	1,263	56
Inter-segment transactions	(9,821)	(15,598)	5,777	37
Consolidated	(7,794)	(4,217)	(3,577)	(85)

Net Income

Consolidated net income increased by Php5,731 million, or 21%, to Php32,555 million in 2024 from Php26,824 million in 2023. The increase was mainly due to the combined effects of the following: (i) higher consolidated revenues by Php5,880 million; (ii) lower consolidated expenses by Php3,913 million; (iii) higher consolidated other expenses – net by Php3,577 million; (iv) higher provision for income tax by Php526 million; and (v) net loss from discontinued operations of Php41 million in 2023. Our consolidated basic and diluted EPS increased to Php149.26 in 2024 from Php122.91 in 2023. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the years ended December 31, 2024 and 2023.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	11,060	34	17,522	65	(6,462)	(37)
Fixed Line	32,392	99	26,514	99	5,878	22
Others	(1,069)	(3)	(2,270)	(8)	1,201	53
Inter-segment transactions	(9,828)	(30)	(14,901)	(56)	5,073	34
Continuing operations	32,555	100	26,865	100	5,690	21
Discontinued operations	—	—	(41)	—	41	100
Consolidated	32,555	100	26,824	100	5,731	21

Adjusted EBITDA

Our consolidated Adjusted EBITDA amounted to Php108,515 million in 2024, an increase of Php4,282 million, or 4%, as compared with Php104,233 million in 2023.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	55,634	51	54,369	52	1,265	2
Fixed Line	61,953	57	59,102	57	2,851	5
Others	(48)	—	(18)	—	(30)	(167)
Inter-segment transactions	(9,024)	(8)	(9,156)	(9)	132	1
Continuing operations	108,515	100	104,297	100	4,218	4
Discontinued operations	—	—	(64)	—	64	100
Consolidated	108,515	100	104,233	100	4,282	4

See Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” for the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA.

Core Income (Loss)

Our consolidated core income amounted to Php34,232 million in 2024, an increase of Php1,811 million, or 6%, as compared with Php32,421 million in 2023, mainly on account of higher Adjusted EBITDA and lower equity share in net losses of associates and joint ventures, partially offset by higher depreciation and amortization and financing costs. Our consolidated basic and diluted core EPS increased to Php158.17 in 2024 from Php149.78 in 2023.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	10,852	32	11,750	36	(898)	(8)
Fixed Line	34,518	101	37,886	117	(3,368)	(9)
Others	(1,084)	(3)	(2,110)	(7)	1,026	49
Inter-segment transactions	(10,054)	(30)	(15,064)	(46)	5,010	33
Continuing operations	34,232	100	32,462	100	1,770	5
Discontinued operations	—	—	(41)	—	41	100
Consolidated	34,232	100	32,421	100	1,811	6

Telco Core Income

Our consolidated telco core income amounted to Php35,138 million in 2024, an increase of Php797 million, or 2%, as compared with Php34,341 million in 2023, mainly due to higher Adjusted EBITDA and lower equity share in net losses of associates and joint ventures, partially offset by higher depreciation and amortization and financing costs.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	10,852	31	11,750	34	(898)	(8)
Fixed Line	34,372	98	37,590	110	(3,218)	(9)
Others	(32)	—	65	—	(97)	(149)
Inter-segment transactions	(10,054)	(29)	(15,064)	(44)	5,010	33
Consolidated	35,138	100	34,341	100	797	2

See Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” for the reconciliation of our consolidated net income to our consolidated telco core income.

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php105,734 million from our Wireless business segment in 2024, an increase of Php1,333 million, or 1%, from Php104,401 million in 2023.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	96,246	91	94,007	90	2,239	2
Fixed Wireless broadband	1,481	1	1,629	2	(148)	(9)
Other services(1)	52	—	41	—	11	27
Total Wireless Service Revenues	97,779	92	95,677	92	2,102	2
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	7,955	8	8,724	8	(769)	(9)
Total Wireless Revenues	105,734	100	104,401	100	1,333	1
(1)
Includes facility service fees.

Service Revenues

Our wireless service revenues increased by Php2,102 million, or 2%, to Php97,779 million in 2024 as compared with Php95,677 million in 2023, primarily due to higher revenues from mobile, partially offset by lower revenues from fixed wireless broadband. As a percentage of our total wireless revenues, service revenues accounted for 92% in each of 2024 and 2023.

Wireless service revenues, net of interconnection costs, amounted to Php96,808 million in 2024, an increase of Php1,965 million, or 2%, from Php94,843 million in 2023.

Mobile Services

Our mobile service revenues amounted to Php96,246 million in 2024, an increase of Php2,239 million, or 2%, from Php94,007 million in 2023. Mobile service revenues accounted for 98% of our wireless service revenues in each of 2024 and 2023.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	78,194	81	74,990	80	3,204	4
Voice	9,310	10	11,387	12	(2,077)	(18)
SMS	6,751	7	5,724	6	1,027	18
Inbound roaming and others(1)	1,991	2	1,906	2	85	4
Total	96,246	100	94,007	100	2,239	2
(1)
Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php3,204 million, or 4%, to Php78,194 million in 2024 from Php74,990 million in 2023 due to higher mobile internet revenues driven mainly by the continued strength of our mobile network, and promotion of data offers such as Power All, Double Giga and Magic Data, which cater to the needs of prepaid subscribers, partially offset by lower mobile broadband data revenues.

Data services accounted for 81% and 80% of our mobile service revenues for the years ended December 31, 2024 and 2023, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	75,061	96	71,268	95	3,793	5
Mobile broadband	2,255	3	2,900	4	(645)	(22)
Other data	878	1	822	1	56	7
Total	78,194	100	74,990	100	3,204	4

(1)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php3,793 million, or 5%, to Php75,061 million in 2024 from Php71,268 million in 2023, primarily due to our mobile data offerings, such as All Access+, Power All, Magic Data, TNT's Saya All , and Smart Postpaid's Unli 5G plans. Smart continues to drive usage and top-ups via Smart App, the Smart Online Store and its retailer network.

Smart has also rolled out 5G offers and device financing through partnerships with credit card companies to drive more users on 5G. Smart also launched iPhones on prepaid to drive 5G adoption in the prepaid category.

Mobile internet services accounted for 78% and 76% of our mobile service revenues in 2024 and 2023, respectively.

Mobile Broadband

Mobile broadband revenues generated from the use of pocket WiFi, amounted to Php2,255 million in 2024, a decrease of Php645 million, or 22%, from Php2,900 million in 2023, primarily due to lower mobile broadband subscriber base.

Mobile broadband services accounted for 2% and 3% of our mobile service revenues in 2024 and 2023, respectively.

Other Data

Revenues from our other data services, which include value-added services (VAS) and domestic leased lines, increased by Php56 million, or 7%, to Php878 million in 2024 from Php822 million in 2023.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php2,077 million, or 18%, to Php9,310 million in 2024 from Php11,387 million in 2023, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. To adapt to these evolving consumer behaviors, PLDT is accelerating its transition toward a mobile-data-centric ecosystem, leveraging its extensive 4G and 5G networks and investing in next-generation voice technologies.

To enhance call quality and improve customer experience, Smart has been providing its mobile users with Voice over LTE (VOLTE) and Voice over WiFi (VoWiFi) services, enabling voice calls to be transmitted over high-speed digital networks. These technologies provide superior voice clarity and better integration with mobile data service, ensuring continued relevance of voice offerings within a data-first environment.

PLDT is also optimizing its network investments to sustain growth in high-speed connectivity and digital voice solutions, ensuring long-term revenue stability despite the industry-wide decline in traditional voice services.

Mobile voice services accounted for 10% and 12% of our mobile service revenues in 2024 and 2023, respectively.

Domestic voice service revenues decreased by Php1,956 million, or 19%, to Php8,533 million in 2024 from Php10,489 million in 2023, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php121 million, or 13%, to Php777 million in 2024 from Php898 million in 2023 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, increased by Php1,027 million, or 18%, to Php6,751 million in 2024 from Php5,724 million in 2023, mainly due to the increase in application-to-person (A2P) messaging services. While traditional person-to-person (P2P) SMS volumes continue to decline due to the rise of OTT messaging, social media, and chat applications, A2P messaging remains a key growth driver. Businesses are increasingly utilizing SMS for secure authentication, customer engagement, and real-time notifications, reinforcing its role as a critical communication channel for enterprises. Mobile SMS services accounted for 7% and 6% of our mobile service revenues in 2024 and 2023, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php85 million, or 4%, to Php1,991 million in 2024 from Php1,906 million in 2023 mainly due to higher other subscriber-related revenues.

Subscriber Base, ARPU and Churn Rates

R.A. No. 11934 or the SIM Registration Act took effect on October 28, 2022. Under this law, all end-users are required to register their SIMs with public telecommunications entities ( PTEs”) as a pre-requisite to the activation thereof. On
September 18, 2023, the NTC issued Memorandum Order No. ###-##-#### providing for guidelines for PTEs in the conduct of processes to verify submitted information and data by end-users of SIMs under the SIM Registration Act and its IRR.

The following table shows our mobile subscriber base as at December 31, 2024 and 2023:

			Increase (Decrease)
	2024	2023	Amount	%
Mobile subscriber base(1)
Prepaid	56,731,489	55,667,880	1,063,609	2
Smart	21,759,728	21,530,993	228,735	1
TNT	34,971,761	34,136,887	834,874	2
Postpaid	2,258,318	2,159,246	99,072	5
Total	58,989,807	57,827,126	1,162,681	2

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

The average monthly churn rates for Smart Prepaid subscribers were 2.2% and 2.6% in 2024 and 2023, respectively, while the average monthly churn rates for TNT subscribers were 2.0% and 2.8% in 2024 and 2023, respectively.

The average monthly churn rates for Postpaid subscribers were 1.1% and 1.4% in 2024 and 2023, respectively.

Smart introduced the first prepaid eSIM in the country in July 2023 and introduced digital delivery of eSIMs in September 2023. Smart enabled physical SIM to eSIM upgrades in the second quarter of 2024 to help mitigate churn.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2024 and 2023:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2024	2023	Amount	%	2024	2023	Amount	%
	(amounts in Php)
Prepaid
Smart	137	135	2	1%	123	119	4	3%
TNT	115	110	5	5%	105	99	6	6%
Postpaid	729	727	2	—	688	688	—	—

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

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php1,481 million in 2024, a decrease of Php148 million, or 9%, from Php1,629 million in 2023.

Other Services

Revenues from our other services amounted to Php52 million in 2024, an increase of Php11 million, or 27%, from Php41 million in 2023.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers and devices. Our wireless non-service revenues decreased by Php769 million, or 9%, to Php7,955 million in 2024 from Php8,724 million in 2023, primarily due to a lower sale of postpaid mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php86,653 million in 2024, an increase of Php3,826 million, or 5%, from Php82,827 million in 2023. The increase was attributable to higher expenses related to depreciation and amortization, provisions, selling, general and administrative expenses, and interconnection costs, partially offset by lower cost of sales and services. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 82% and 79% in 2024 and 2023, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2024 and 2023 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	37,999	44	37,829	46	170	—
Depreciation and amortization	36,297	42	31,498	38	4,799	15
Cost of sales and services	10,480	12	12,018	14	(1,538)	(13)
Interconnection costs	971	1	834	1	137	16
Provisions	905	1	648	1	257	40
Impairment on noncurrent assets	1	—	—	—	1	100
Total	86,653	100	82,827	100	3,826	5

Selling, general and administrative expenses increased by Php170 million from 2023 to Php37,999 million in 2024, primarily due to higher expenses related to repairs and maintenance, and rent, partially offset by lower professional and other contracted services, compensation and employee benefits, selling and promotions, and communication, training and travel.

Depreciation and amortization charges increased by Php4,799 million from 2023, or 15%, to Php36,297 million in 2024, mainly on account of accelerated depreciation recognized for the modernization of certain technology equipment resulting mainly from the migration to cloud-based platform, combined with the depreciation of newly capitalized property and equipment, and the higher amortization of capitalized leases of telecom towers.

Cost of sales and services decreased by Php1,538 million from 2023, or 13%, to Php10,480 million in 2024, primarily due to lower number of units issued for mobile handsets, and lower SIM registration and SIM printing costs.

Interconnection costs increased by Php137 million from 2023, or 16%, to Php971 million in 2024, primarily due to higher interconnection costs on A2P transactions.

Provisions increased by Php257 million from 2023, or 40%, to Php905 million in 2024, primarily due to higher provision for expected credit losses and provision for inventory obsolescence.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,434	114	1,320	1,158
Foreign exchange gains – net	775	981	(206)	(21)
Interest income	698	720	(22)	(3)
Financing costs – net	(9,763)	(9,034)	(729)	(8)
Other income – net	2,111	8,704	(6,593)	(76)
Total	(4,745)	1,485	(6,230)	(420)

Our Wireless business segment’s other expenses – net amounted to Php4,745 million in 2024, a change of Php6,230 million as against other income – net of Php1,485 million in 2023, primarily due to the combined effects of the following: (i) lower other income – net by Php6,593 million mainly due to lower gain on sale and leaseback of telecom tower, gross of transactions, which decreased by Php6,335 million to Php1,442 million in 2024 from Php7,777 million in 2023; (ii) higher net financing costs by Php729 million mainly due to higher interest rates and lower capitalized interest; (iii) lower net foreign exchange gains by Php206 million mainly on account of revaluation of net foreign currency-denominated liabilities due to depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023 ; (iv) lower interest income by Php22 million; and (v) higher net gains on derivative financial instruments by Php1,320 million mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023.

Provision for Income Tax

Provision for income tax amounted to Php3,276 million in 2024, a decrease of Php2,261 million, or 41%, from Php5,537 million in 2023, mainly due to lower net income before tax.

Net Income

As a result of the foregoing, our Wireless business segment’s net income decreased by Php6,462 million, or 35%, to Php11,060 million in 2024 from Php17,522 million in 2023.

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA increased by Php1,265 million, or 2%, to Php55,634 million in 2024 from Php54,369 million in 2023. Adjusted EBITDA margin remained stable at 57% in 2024 and 2023.

Core Income

Our Wireless business segment’s core income decreased by Php898 million, or 11%, to Php10,485 million in 2024 from Php11,750 million in 2023, mainly on account of higher depreciation and amortization, and financing costs, partially offset by higher Adjusted EBITDA and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php126,490 million in 2024, an increase of Php5,756 million, or 5%, from Php120,734 million in 2023.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	95,666	76	93,212	77	2,454	3
Voice	29,660	23	26,686	22	2,974	11
Miscellaneous	668	1	438	1	230	53
Total Fixed Line Service Revenues	125,994	100	120,336	100	5,658	5
Non-Service Revenues:
Sale of phone units, point-product sales and devices	496	—	398	—	98	25
Total Fixed Line Revenues	126,490	100	120,734	100	5,756	5

Service Revenues

Our fixed line service revenues increased by Php5,658 million, or 5%, to Php125,994 million in 2024 from Php120,336 million in 2023, primarily due to higher revenues from our voice, data and miscellaneous services.

Fixed Line service revenues, net of interconnection costs, amounted to Php111,675 million in 2024, an increase of Php2,469 million, or 2%, from Php109,206 million in 2023.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cybersecurity, and managed IT offerings, posted revenues of Php95,666 million in 2024, an increase of Php2,454 million, or 3%, from Php93,212 million in 2023, primarily due to higher revenues from Home broadband, corporate data and leased lines, and ICT services, inclusive of intersegment transactions. The percentage contribution of this service segment to our fixed line service revenues accounted for 76% and 77% in 2024 and 2023, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Data service revenues
Home broadband	51,759	54	50,876	55	883	2
Corporate data and ICT	43,907	46	42,336	45	1,571	4
Total	95,666	100	93,212	100	2,454	3

Home Broadband

Home broadband data revenues amounted to Php51,759 million in 2024, an increase of Php883 million, or 2%, from Php50,876 million in 2023, mainly driven by the increasing demand for broadband services. Home broadband revenues accounted for 54% and 55% of fixed line data service revenues in 2024 and 2023, respectively.

Corporate Data and ICT

Corporate data services amounted to Php36,073 million in 2024, an increase of Php869 million, or 2%, as compared with Php35,204 million in 2023, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 38% of our total data service revenues in each of 2024 and 2023.

ICT revenues increased by Php702 million, or 10%, to Php7,834 million in 2024 from Php7,132 million in 2023, mainly due to higher revenues from managed IT, data center and cloud services. The percentage contribution of this service segment to our total data service revenues accounted for 8% and 7% in 2024 and 2023, respectively.

Voice Services

Revenues from our voice services increased by Php2,974 million, or 11%, to Php29,660 million in 2024 from Php26,686 million in 2023, primarily due to higher revenues from international services of PLDT Global driven by higher traffic volume. The percentage contribution of voice service revenues to our fixed line service revenues accounted for 24% and 22% in 2024 and 2023, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues increased by Php230 million, or 53%, to Php668 million in 2024 from Php438 million in 2023.

Non-service Revenues

Non-service revenues increased by Php98 million, or 25%, to Php496 million in 2024 from Php398 million in 2023, primarily due higher sale of devices.

Expenses

Expenses related to our Fixed Line business segment totaled Php95,357 million in 2024, a decrease of Php6,995 million, or 7%, as compared with Php102,352 million in 2023. The decrease was primarily due to lower depreciation and amortization, selling, general and administrative expenses and provisions, partly offset by higher interconnection costs, cost of sales and services and impairment on noncurrent assets. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 75% and 85% in 2024 and 2023, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2024 and 2023 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)

Selling, general and administrative expenses	44,917	47	47,469	46	(2,552)	(5)
Depreciation and amortization	29,065	30	36,855	36	(7,790)	(21)
Interconnection costs	14,319	15	11,130	11	3,189	29
Cost of sales and services	3,641	4	3,114	3	527	17
Provisions	3,347	4	3,784	4	(437)	(12)
Impairment on non-current assets	68	—	—	—	68	100
Total	95,357	100	102,352	100	(6,995)	(7)

Selling, general and administrative expenses decreased by Php2,552 million, or 5%, to Php44,917 million in 2024, primarily due to lower expenses related to selling and promotions, repairs and maintenance, professional and other contracted services, and communication, training and travel. This is partly offset by higher expenses related to rent and compensation and employee benefits.

Depreciation and amortization charges decreased by Php7,790 million, or 21%, to Php29,065 million in 2024, mainly due to accelerated depreciation and amortization in 2023 of subscriber contract cost to fulfill, partially offset by accelerated depreciation recognized in 2024 for the modernization of some core and transport network equipment, and depreciation of newly capitalized property and equipment.

Interconnection costs increased by Php3,189 million, or 29%, to Php14,319 million in 2024, primarily due to higher international interconnection costs of PLDT Global driven by higher traffic volume.

Cost of sales and services increased by Php527 million, or 17%, to Php3,641 million in 2024, primarily due to higher cost of services, mainly from higher cost of content, and managed IT solutions and services.

Provisions decreased by Php437 million, or 12%, to Php3,347 million in 2024, primarily due to lower provision for expected credit losses, mainly on account of higher collection efficiency for Home.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	2,589	1,084	1,505	139
Interest income	230	324	(94)	(29)
Equity share in net losses of associates and joint ventures	(67)	(595)	528	89
Foreign exchange gains (losses) – net	(819)	138	(957)	(693)
Financing costs – net	(7,456)	(6,824)	(632)	(9)
Other income – net	13,283	18,020	(4,737)	(26)
Total	7,760	12,147	(4,387)	(36)

Our Fixed Line business segment’s other income – net amounted to Php7,760 million in 2024, a decrease of Php4,387 million, or 36%, from Php12,147 million in 2023, primarily due to the combined effects of the following: (i) lower other income – net by Php4,737 million mainly due to lower dividend income recognized from the subsidiaries of Wireless business segment; (ii) net foreign exchange losses of Php819 million in 2024 as against net foreign exchange gains of Php138 million in 2023 mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023; (iii) higher net financing costs by Php632 million mainly due to higher interest rates and higher accretion on lease liabilities, partly offset by higher capitalized interest; (iv) lower interest income by Php94 million;

(v) lower equity share in net losses of associates by Php528 million mainly due to lower equity share in net losses of Cignal TV; (vi) higher net gains on derivative financial instruments by Php1,505 million mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php6,501 million in 2024, an increase of Php2,486 million, or 62%, from Php4,015 million in 2023, mainly due to higher net income before tax.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php32,392 million in 2024, an increase of Php5,878 million, or 22%, as compared with Php26,514 million in 2023.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php2,851 million, or 5%, to Php61,953 million in 2024 from Php59,102 million in 2023. Adjusted EBITDA margin remained stable at 49% in 2024 and 2023.

Core Income

Our Fixed Line business segment’s core income decreased by Php3,368 million, or 9%, to Php34,518 million in 2024 from Php37,886 million in 2023, primarily due to lower other miscellaneous income and higher financing costs, partially offset by higher Adjusted EBITDA.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the years ended December 31, 2024 and 2023.

Expenses

Expenses related to our Other business segment increased by Php72 million to Php90 million in 2024 from Php18 million in 2023.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	15	7	8	114
Foreign exchange losses – net	(75)	(76)	1	1
Equity share in net losses of associates and joint ventures	(923)	(2,211)	1,288	58
Other income – net	(5)	29	(34)	(117)
Total	(988)	(2,251)	1,263	56

Our Other business segment’s other expenses – net amounted to Php988 million in 2024, a decrease of Php1,263 million, or 56%, from Php2,251 million in 2023, primarily due to lower equity share in net losses of associates and joint ventures by Php1,288 million mainly on account of lower equity share in net losses in MIH.

Net Loss

As a result of the foregoing, our Other business segment registered a net loss of Php1,069 million in 2024, a decrease of Php1,201 million, or 53%, from Php2,270 million in 2023.

Core Loss

Our Other business segment’s core loss amounted to Php1,084 million in 2024, a decrease of Php1,026 million, or 49%, from Php2,110 million in 2023.

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
(1)
To be comparable with 2023, certain amounts for the year ended December 31, 2022 have been reclassified to reflect the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Material Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 7. "Financial Statements" for further discussion.

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

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2023 and 2022:

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

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	54,369	52	55,215	55	(846)	(2)
Fixed Line	59,102	57	55,051	55	4,051	7
Others	(18)	—	(12)	—	(6)	(50)
Inter-segment transactions	(9,156)	(9)	(9,666)	(10)	510	5
Continuing operations	104,297	100	100,588	100	3,709	4
Discontinued operations	(64)	—	(326)	—	262	80
Consolidated	104,233	100	100,262	100	3,971	4

Our consolidated Adjusted EBITDA from continuing operations, excluding MRP and expenses related to the sale of our telecom assets, amounted to Php104,297 million in 2023, an increase of Php3,709 million, or 4%, as compared with Php100,588 million in 2022. See Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” for the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA.

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

See Item 5. “Operating and Financial Review and Prospects –– Management’s Financial Review” for the reconciliation of our consolidated net income to our consolidated telco core income.

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

The following table shows our mobile subscriber base as at December 31, 2023 and 2022:

			Increase (Decrease)
	2023	2022	Amount	%
Mobile subscriber base(1)
Prepaid	55,667,880	64,287,019	(8,619,139)	(13)
Smart	21,530,993	24,394,379	(2,863,386)	(12)
TNT	34,136,887	39,892,640	(5,755,753)	(14)
Postpaid	2,159,246	2,017,742	141,504	7
Total mobile subscribers	57,827,126	66,304,761	(8,477,635)	(13)
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

(1)
Gross monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the period.
(2)
Net monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers in the period.

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

Selling, general and administrative expenses decreased by Php43 million to Php37,829 million in 2023, primarily due to lower expenses related to compensation and employee benefits, selling and promotions, professional and other contracted services, insurance and security services, and rent, partially offset by higher expenses related to repairs and maintenance, and taxes and licenses.

Depreciation and amortization charges decreased by Php21,162 million, or 40%, to Php31,498 million in 2023, mainly on account of lower depreciation due to shortened life of 3G technology-related equipment in 2022 resulting from the migration to faster speed LTE and 5G technologies, partly offset by higher amortization of capitalized leases arising from the sale and leaseback of telecom towers.

Cost of sales and services increased by Php532 million, or 5%, to Php12,018 million in 2023, primarily due to SIM registration and higher SIM printing costs.

Interconnection costs decreased by Php33 million, or 4%, to Php834 million in 2023, primarily due to lower interconnection costs on A2P transactions and international voice services.

Provisions decreased by Php429 million, or 40%, to Php648 million in 2023, primarily due to lower provision for inventory obsolescence, and lower provision for expected credit losses.

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

Adjusted EBITDA

Our Wireless business segment’s Adjusted EBITDA decreased by Php846 million, or 2%, to Php54,369 million in 2023 from Php55,215 million in 2022. Adjusted EBITDA margin decreased to 57% in 2023 from 58% in 2022.

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

Selling, general and administrative expenses decreased by Php1,760 million, or 4%, to Php47,469 million in 2023, primarily due to lower expenses related to compensation and employee benefits on account of lower MRP, repairs and maintenance, insurance and security services, and other expenses. This is partly offset by higher expenses related to selling and promotions primarily due to additional amortization of subscriber contract cost to obtain, taxes and licenses, professional and other contracted services, and rent.

Depreciation and amortization charges decreased by Php18,852 million, or 34%, to Php36,855 million in 2023, mainly driven by additional depreciation in 2022 due to change in estimated useful life of copper-based technology, resulting from the migration to FTTH, and the modernization of network equipment. This is partly offset by additional depreciation and amortization of subscriber contract cost to fulfill in 2023 due to the change in estimated useful life.

Interconnection costs decreased by Php8,613 million, or 44%, to Php11,130 million in 2023, primarily due to lower international interconnection costs of PLDT Global mainly due to the transfer of load business to Wireless business segment.

Provisions decreased by Php900 million, or 19%, to Php3,784 million in 2023, primarily due to lower provision for ECLs mainly due to improved collection rate and lower provision for inventory obsolescence.

Cost of sales and services decreased by Php485 million, or 13%, to Php3,114 million in 2023, primarily due to lower cost of services, mainly from ePLDT's lower cost of data center with our Wireless business.

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

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,084	1,792	(708)	(40)
Interest income	324	202	122	60
Foreign exchange gains (losses) – net	138	(3,230)	3,368	104
Equity share in net earnings (losses) of associates and joint ventures	(595)	(253)	(342)	(135)
Financing costs – net	(6,824)	(6,100)	(724)	(12)
Other income – net	18,020	28,591	(10,571)	(37)
Total	12,147	21,002	(8,855)	(42)

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

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php26,514 million in 2023, an increase of Php9,748 million, or 58%, as compared with Php16,766 million in 2022.

Adjusted EBITDA

Our Fixed Line business segment’s Adjusted EBITDA increased by Php4,051 million, or 7%, to Php59,102 million in 2023 from Php55,051 million in 2022. Adjusted EBITDA margin increased to 49% in 2023 from 43% in 2022.

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

Capital Expenditure Plans

We are one of the leading telecommunications and digital services providers in the Philippines. We are committed to reinforcing our leading position by offering a broader range and higher quality of products and services.

Our consolidated capital expenditures, net of additions subject to sale and leaseback from tower companies, totaled Php78,246 million, Php85,083 million and Php96,810 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our capex spending was primarily focused on Wireless LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide, and Fixed Line’s install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of international submarine cable network. PLDT Group’s capital expenditures were financed from internally generated funds, complemented by our borrowings and proceeds from sale of assets.

Our current estimate for our consolidated capital expenditures in 2025 will be between Php68 billion to Php73 billion, which is expected to be spent on network maintenance and expansion and IT projects, mainly to support the exponential rise in mobile data traffic, for broadband installations, and investments to support the growth of the corporate data and ICT businesses, including the data center. Our capital spending is focused on our objective of supporting the changing demand profile of our customers, allowing the delivery of a superior customer experience, and helping corporate customers to grow their businesses.

We plan to expand our LTE network in line with our intention to expand capacity in step with the growth in customer usage, and our desire to provide coverage to substantially all of the country’s cities and municipalities. We are also heeding the government's call to expand telecommunications facilities to reach geographically isolated and disadvantaged areas. Furthermore, we are investing in building our 5G network to support an identified growth area in the mobile space. We intend to expand and upgrade our national and domestic transport network for cable fortification and resiliency in various locations. We continue to invest to expand capacity and improve resiliency of our international cable network which is critical in connecting the Philippines to the world. The design of our integrated network architecture optimizes the ability of PLDT to deliver a diverse products and services offering to as wide a market as possible in the most cost-effective manner.

We also plan to continue upgrading of our IT and service delivery platforms in order to facilitate a real-time, on demand and personalized customer experience across all touch points and channels.

Our capital expenditure budget includes projects addressing the following objectives:

(1)
Commercial expansion of capacity and footprint of our wired and wireless services, as well as new platforms to expand service offerings;

(2)
Technical modernization of the PLDT Group’s service delivery platform in order to realize operating and cost efficiencies, provision of greater resilience and redundancy for the network, and investments in additional cable systems;

(3)
Continuing investments to expand our LTE and 5G network coverage and capacity;

(4)
IT/Support Systems – upgrade of our IT and support systems, including investments to reinforce our cybersecurity platforms; and

(5)
Investments to support the growth of our corporate data and ICT businesses, including the data center.

We expect to fund incremental capital expenditures from internally generated funds, debt financing and proceeds from sale of assets.

We have adopted and implemented various operational enhancements to our policies, procedures and controls relating to our capital expenditure management processes, and we continue to review the same for any appropriate enhancements.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2024, 2023 and 2022 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2024 and 2023:

	2024	2023	2022
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	81,731	85,765	76,200
Net cash flows used in investing activities	(65,704)	(55,118)	(33,006)
Payment for purchase of property and equipment, including capitalized interest	(68,257)	(78,435)	(95,551)
Net cash flows used in financing activities	(22,331)	(39,418)	(42,304)
Net increase (decrease) in cash and cash equivalents	(6,166)	(9,034)	1,304

	2024	2023
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	258,246	243,152
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	23,340	11,646
Total interest-bearing financial liabilities	281,586	254,798
Total equity attributable to equity holders of PLDT	115,419	105,218
	397,005	360,016
Other Selected Financial Data
Total assets	623,275	609,519
Property and equipment	318,069	287,103
Cash and cash equivalents	10,011	16,177
Short-term investments	136	391

Our consolidated cash and cash equivalents and short-term investments totaled Php10,147 million as at December 31, 2024. Principal sources of consolidated cash and cash equivalents in 2024 were cash flows from operating activities amounting to Php81,731 million, proceeds from availment of long-term debt of Php37,000 million, proceeds from disposal of property of equipment of Php4,827 million, mainly proceeds from the sale and leaseback of telecom towers, interest received of Php881 million, collection of derivative financial instruments of Php704 million, and proceeds from redemption of investment in debt securities of Php200 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php68,257 million; (2) long-term debt principal and interest payments of Php12,059 million and Php10,740 million, respectively; (3) cash dividends paid of Php20,750 million; (4) settlement of obligations under lease liabilities of Php12,079 million; (5) payment for redemption of perpetual notes of Php4,200 million; (6) payment for acquisition of investment in associates and joint ventures of Php3,770 million, mainly PLDT's respective investments in Radius and Kayana and PCEV's additional investment in MIH.

Our consolidated cash and cash equivalents and short-term investments totaled Php16,568 million as at December 31, 2023. Principal sources of consolidated cash and cash equivalents in 2023 were cash flows from operating activities amounting to Php85,765 million, proceeds from availment of long-term debt of Php38,000 million, proceeds from disposal of property of equipment of Php23,971 million, mainly proceeds from the sale and leaseback of telecom towers, interest received of Php973 million and proceeds from maturity of short-term investments of Php440 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php78,435 million; (2) long-term debt principal and interest payments of Php22,611 million and Php9,715 million, respectively; (3) cash dividends paid of Php23,328 million; (4) payment of short-term debt of Php10,000 million; (5) settlement of obligations under lease liabilities of Php10,707 million; (6) payment for acquisition of investment in associates and joint ventures of Php1,636 million, mainly PCEV’s additional investment in MIH’s preferred shares; (7) settlement of derivative financial instruments of Php607 million; and (8) payment for purchase of short-term investments of Php449 million.

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

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php4,034 million, or 5%, to Php81,731 million in 2024 from Php85,765 million in 2023 primarily due to lower level of collection of receivables, higher level of settlement of accounts payable and accrued expenses and other current liabilities and higher income taxes paid, partially offset by lower prepayments and higher operating income.

Our consolidated net cash flows provided by operating activities increased by Php9,565 million, or 13%, to Php85,765 million in 2023 from Php76,200 million in 2022 primarily due to higher level of collection of receivables, higher operating income, lower income taxes paid and lower payment of pension and other employee benefits, partially offset by higher level of settlement of accounts payable and accrued expenses and other current liabilities.

Cash flows provided by operating activities of our Wireless business segment decreased by Php8,866 million, or 13%, to Php58,093 million in 2024 from Php66,959 million in 2023, primarily due to higher level of settlement of accounts payable, and accrued expenses and other current liabilities, and lower level of collection of receivables, partially offset by higher operating income and lower prepayments. Cash flows provided by operating activities of our Fixed Line business segment decreased by Php7,175 million, or 13%, to Php46,597 million in 2024 from Php53,772 million in 2023, primarily due to higher level of settlement of accounts payable, accrued expenses and other current liabilities, higher prepayments and lower level of collection of accounts receivables, partially offset by higher operating income. Cash flows provided by operating activities of our Other business segment amounted to Php3,299 million in 2024 as against cash flows used in operating activities of Php133 million in 2023, primarily due to higher level of collection of receivables and lower level of settlement of accounts payable.

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

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php65,704 million in 2024, an increase of Php10,586 million, or 19%, from Php55,118 million in 2023, primarily due to the combined effects of the following: (1) lower proceeds from disposal of property and equipment by Php19,144 million, mainly lower proceeds from the sale and leaseback of telecom towers; (2) higher payment for acquisition of investments in associates and joint ventures by Php2,134 million, mainly PLDT's respective investments in Radius and Kayana and PCEV's additional investment in MIH; (3) lower payment for purchase of property and equipment, including capitalized interest, by Php10,178 million; and (4) proceeds from redemption of investment in debt securities on Php200 million in 2024.

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

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2024 totaled Php68,257 million, a decrease of Php10,178 million, or 13%, as compared with Php78,435 million in 2023. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php4,717 million, or 11%, to Php37,366 million in 2024 from Php42,083 million in 2023. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php4,727 million, or 14%, to Php28,089 million in 2024 from Php32,816 million in 2023. The balance represents other subsidiaries’ capital spending.

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

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php22,331 million in 2024, a decrease of Php17,087 million, or 43%, from Php39,418 million in 2023, primarily due to the combined effects of the following: (1) lower payment of long-term debt by Php10,552 million; (2) payment of short-term debt of Php10,000 million in 2023; (3) lower cash dividends paid by Php2,578 million; (4) collection from derivative financial instruments of Php704 million in 2024 as against settlement of Php607 million in 2023; (5) payment for redemption of perpetual notes of Php4,200 million in 2024; (6) higher settlement of obligations under lease liabilities by Php1,372 million; (7) higher interest paid by Php1,025 million; and (8) lower proceeds from availment of long-term debt by Php1,000 million.

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

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2024 amounted to Php37,000 million mainly from PLDT, Smart and ePLDT’s drawings related to financing of capital expenditure requirements. Payments of principal on long-term debt amounted to Php12,059 million, while payments of interest on our total debt amounted to Php10,679 million for the year ended December 31, 2024.

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

Our consolidated long-term and short-term debts increased by Php26,788 million, or 11%, to Php281,586 million as at December 31, 2024 from Php254,798 million as at December 31, 2023 primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortizations. As at December 31, 2024, PLDT’s long-term and short-term debt level increased by Php14,630 million, or 9%, to Php170,502 million from Php155,872 million as at December 31, 2023, Smart’s long-term and short-term debt level increased by Php9,531 million, or 10%, to Php103,493 million from Php93,962 million as at December 31, 2023, and ePLDT's long-term debt level increased by Php2,627 million, or 53%, to Php7,591 million from Php4,964 million as at December 31, 2023.

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

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a more detailed discussion of our long-term and short-term debts.

Equity Financing

The PLDT Board of Directors approved the amendment of our dividend policy on August 2, 2016, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends. This was in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels. We began basing our dividend payout on telco core income in 2019. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Depending on business funding requirements and investment opportunities, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings from 2016 to 2018, and 60% of our telco core income from 2019 to 2024. In addition, we paid special dividends of 28% of our telco core earnings in 2022, bringing the total payout ratio to 88% for that year. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax and fees, in the case of the ADS.

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

Consolidated cash dividend payments paid to shareholders amounted to Php20,750 million, Php23,328 million, and
Php25,235 million as at December 31, 2024, 2023 and 2022, respectively.

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2024 and 2023:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
2024
Common Stock
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46	9,938
	August 13, 2024	August 27, 2024	September 11, 2024	50	10,803

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12
	May 9, 2024	May 24, 2024	June 15, 2024	—	13
	August 13, 2024	August 28, 2024	September 15, 2024	—	12
	November 12, 2024	November 28, 2024	December 15, 2024	—	12

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
	June 11, 2024	June 28, 2024	July 15, 2024	—	3
	August 13, 2024	September 16, 2024	October 15, 2024	—	2
	December 3, 2024	December 17, 2024	January 15, 2025	—	3
Charged to Retained Earnings					20,800

2023
Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	13
	November 7, 2023	November 22, 2023	December 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
	December 5, 2023	December 22, 2023	January 15, 2024	—	2
Charged to Retained Earnings					23,393

(1)
Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2024 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Common
Regular Dividend	February 27, 2025	March 13, 2025	April 3, 2025	47	10,155
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2025	February 11, 2025	March 15, 2025	—	12
Charged to Retained Earnings					10,167

(1)
Dividends were declared based on total amount paid up.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

As at February 26, 2025, PLDT maintained its investment grade credit ratings as follows:

Rating Agency	Credit Rating
Moody’s Investor Service, or Moody’s	Baa2 with stable outlook (issued on May 26, 2023)
S&P Global (formerly Standard & Poor’s Ratings Services)	BBB with stable outlook (issued on November 22, 2023)

On January 6, 2014, CRISP rated PLDT’s inaugural peso retail bonds as “AAA with stable outlook”, the highest on the scale. CRISP cited PLDT’s market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating. The credit rating agreement with CRISP has ended in 2024 with the full redemption of PLDT's retail peso bonds.

Contractual Obligations and Commercial Commitments

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php133,811 million and Php151,062 million as at December 31, 2024 and 2023, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2024, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Major Network Vendors

Since the last quarter of 2022, we have engaged in discussions with major network vendors regarding the status of the PLDT Group’s capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major network vendors amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at December 31, 2024, such commitment was reduced to Php4,200 million, net of advances and deliveries.

Moreover, new purchase orders relating to the same major network vendors issued in 2023 and 2024 amounted to
Php11,700 million, net of advances and deliveries.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors amounted to Php11,200 million, net of advances and deliveries as of December 31, 2024.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2024 and 2023.

Item 5E. Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with IFRS Accounting Standards requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future year.

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

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally three years for fixed line and two years for wireless). Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period.

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
•
We bear inventory risk on our inventory before it has been transferred to the customer; and
•
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

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

a)
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

Total depreciation of ROU assets from continuing operations in our consolidated income statements amounted to
Php7,315 million, Php6,898 million and Php5,661 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil, Php19 million and Php55 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total lease liabilities amounted to Php54,038 million and Php47,546 million as at December 31, 2024 and 2023, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 10 – Leases and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed within the year. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

See related discussion in Note 9 – Property and Equipment and Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Assessment of loss of control over PG1 and Kayana

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

PG1

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

As at December 31, 2024 and 2023, PLDT holds 47.6% interest over PG1.

Kayana

The September 30, 2024 subscription agreement resulted in PLDT's owning 45% interest and MPIC and Meralco ownership at 27.5 % each. Consequently, as at December 31, 2024, PLDT lost its control over Kayana and accounted for its remaining interest as an investment in associate.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2024 and 2023.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2024 and 2023.

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

We apply judgment to estimate the amortization period of subscriber contract costs. As part of our annual evaluation of the average customer relationship period, our reassessment in 2023 resulted to a shorter amortization period with a range of 3-6 years for certain types of subscriber contracts brought by the effect of Corona Virus Disease, or COVID-19 Pandemic given the dynamic nature of subscriber behavior and market condition..

As at December 31, 2024, the estimated useful lives of the subscriber contract costs to fulfill would range from six to seven years.

The change in the amortization period reflects the expected timing of transfer of the services to our subscribers. This was accounted for prospectively as a change in accounting estimate, thereby resulting in additional charges to profit or loss amounting to Php13,924 million for the full year 2023. Further details on subscriber contract costs are disclosed in Note 18 – Prepayments and Other Non-Financial Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Our lease liabilities amounted to Php54,038 million and Php47,546 million as at December 31, 2024 and 2023, respectively. See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18.

Impairment of non-financial assets

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

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments and other non-financial assets are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 13 – Investment Properties, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments and Other Non-Financial Assets, respectively, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed at least every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2019, the most significant of which were the 2G technology-related equipment. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million for the year ended December 31, 2022.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2020, the most significant of which are the 3G technology-related equipment. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting in low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result in further re-assessment of the estimated useful life, or EUL for the 3G technology assets. As a result, Smart recognized additional depreciation expense of Php9,421 million for the year ended December 31, 2022.

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

In 2022, PLDT embarked on the moveout and modernization of network equipment that were located in it is Makati Offices. As a result, we recognized additional depreciation expense of Php1,844 million in 2022.

In addition, PLDT accelerated the depreciation of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. Migration of Vectored Very High-Speed Digital Subscribers, or VVDSL, to Fiber Optic facilities, upgrading and strengthening of fiber optic cables, laying out Transport Network Transformation (TNT), expansion of some key core network equipment continued in 2022, which replaced several legacy network system and equipment that resulted in PLDT recognizing additional depreciation expenses amounting to Php34,773 million in 2022.

In 2023, PLDT and Smart increased the EUL of Information Technology assets and general computers and peripherals due to technological advancement allowing extended warranty and Maintenance Agreement. Smart also increased the EUL of Self-Supporting Towers due to cost-effective structure which allows future expansion and upgrades of mounting antennas and is designed for durability and resistance to withstand the elements, hence extending the vendor's warranty. Had the affected assets been depreciated using the original EUL, the depreciation would have been higher by Php934 million for the year 2023.

In 2024, the PLDT Group further launched initiatives to continuously modernize its property and equipment to enhance operational efficiencies. On this basis, the Group reassessed the EUL of certain assets including among others, certain legacy network system replaced by Transport Network Transformation (TNT) and Core Transformation, Operations Support Systems and Optical Line and Terminal Access equipment. As a result of changes in accounting estimates, the PLDT Group recognized additional depreciation expense of Php5,686 million in the income statement for the year ended December 31, 2024.

The total depreciation and amortization of property and equipment from continuing operations amounted to Php41,224 million, Php51,543 million and Php92,970 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil, Php2 million and Php28 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php318,069 million and Php287,103 million as at December 31, 2024 and 2023, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The total amortization of intangible assets with finite lives amounted to Php240 million, Php221 million and Php228 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,303 million and Php1,174 million as at December 31, 2024 and 2023, respectively. See Note 4 – Operating

Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land is based on a market approach valuation technique while the valuation for building and land improvements is based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php803 million and Php817 million as at December 31, 2024 and 2023, respectively. Total consolidated provision for deferred income tax amounted to Php3,938 million and Php1,648 million for the years ended December 31, 2024 and 2023, respectively while total consolidated benefit from deferred income tax amounted to Php4,175 million for the year ended December 31, 2022. Total consolidated recognized net deferred income tax assets amounted to Php14,643 million and Php18,172 million as at December 31, 2024 and 2023, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

b)
Inputs, assumptions and estimation techniques
•
General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default on its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. We consider the impact of the COVID-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under a general approach is measured on a 12-month basis.

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

We used historically observed default rates and adjusted these historical credit loss experiences with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

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

Due to lack of reasonable and supportable information, we have not identified any uncertain event that was assessed to be relevant to the risk of default occurring, thus we are not able to estimate the impact on ECL.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to Php3,875 million, Php4,119 million and Php5,126 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil, Php4 million and Php30 million for the years ended December 31, 2024, 2023 and 2022, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php31,612 million and Php26,086 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total impairment losses on contract assets amounted to Php181 million, Php224 million and Php227 million for the years ended December 31, 2024, 2023 and 2022, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,886 million and Php1,918 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information was considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, The Group of Twenty, or G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

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

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consist, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs from continuing operations amounted to Php1,441 million, Php1,426 million and Php1,743 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2024 and 2023 and Php6 million for the year ended December 31, 2022. The prepaid benefit costs amounted to Php975 million and Php917 million as at December 31, 2024 and 2023, respectively. The accrued benefit costs amounted to Php3,548 million and Php3,541 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Long-term Incentive Plan, LTIP

The ECC of the PLDT Board of Directors approved the LTIP covering the years 2022 to 2026, on December 31, 2021. It covers two cycles, and is intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the Company’s performance in various environmental, social, and governance (ESG) materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and greenhouse gas (GHG) emissions, employee and customer welfare, diversity and inclusion, cybersecurity and data privacy, and business ethics. Cycle 1 covers the performance period from 2022 to 2024 and payout is based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php1,136 million, Php839 million and Php1,272 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The accrued incentive payable amounted to Php3,406 million and Php2,183 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,752 million and Php1,164 million as at December 31, 2024 and 2023, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management’s assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or the effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2024 amounted to Php3,066 million and Php247,962 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2023 amounted to Php3,571 million and Php233,845 million, respectively. See Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Amended Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2024

See Note 2 – Summary of Material Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2024 and their anticipated impact on our consolidated financial statements for the current and future periods.

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

The name, age and period of service, of each of the current directors, including independent directors, of PLDT as at December 31, 2024 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	78	November 24, 1998 to present
Santiago Dionisio R. Agdeppa(1)	62	November 12, 2024 to February 1, 2025
Marilyn A. Victorio-Aquino	69	May 8, 2023 to present
Helen Y. Dee	80	June 18, 1986 to present
Ray C. Espinosa	68	November 24, 1998 to present
James L. Go	85	November 3, 2011 to present
Kazuyuki Kozu	51	July 6, 2021 to present
Bernido H. Liu	61	September 28, 2015 to present
Rolando L. Macasaet(2)	64	January 30, 2024 to October 5, 2024
Retired Supreme Court Chief Justice Artemio V. Panganiban	88	April 23, 2013 to present
Alfredo S. Panlilio	61	June 8, 2021 to present
Kazutoshi Shimizu(3)	48	August 13, 2024 to present
Bernadine T. Siy	65	June 8, 2021 to present
Naoki Wakai(4)	59	August 26, 2021 to August 12, 2024
Marife B. Zamora	71	November 14, 2016 to present

(1) Mr. Santiago Dionisio R. Agdeppa was elected as a director of the Company effective November 12, 2024 and shall serve the unexpired term of his predecessor in office, Mr. Rolando L. Macasaet. Atty. Agdeppa resigned as a director of the Company effective February 1, 2025.

(2) Mr. Rolando L. Macasaet resigned as a member of the Board of Directors of the Company effective October 6, 2024.

(3) Mr. Kazutoshi Shimizu was elected as a director of the Company effective August 13, 2024 and shall serve the unexpired term of his predecessor in office, Mr. Naoki Wakai.

(4) Mr. Naoki Wakai resigned as a member of the Board of Directors of the Company effective at the close of business on August 12, 2024.

The name, age, position and period of service of the executive officers of PLDT as at December 31, 2024 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan	78	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2024 to present
Marilyn A. Victorio-Aquino(1)	69	Corporate Secretary	January 25, 2022 to present
		Chief Legal Counsel	December 1, 2018 to December 31, 2024
		Senior Vice President	January 1, 2019 to present
Victorico P. Vargas	72	Leadership Transition Officer	July 1, 2021 to present
		Business Transformation Office Head	January 1, 2016 to present
Menardo G. Jimenez, Jr.(2)	61	Executive Vice President	September 17, 2024 to present
		Chief Operating Officer	September 17, 2024 to present
		Senior Vice President	December 9, 2004 to September 16, 2024
		Network Head	January 15, 2024 to September 16, 2024
		Consumer Business - Home Head	July 31, 2019 to April 1, 2022
Danny Y. Yu	63	Senior Vice President	November 17, 2022 to present
		Chief Financial Officer	May 3, 2023 to present
		Chief Risk Management Officer	May 3, 2023 to present
		PLDT Group Controller	November 17, 2022 to May 3, 2023
Gina Marina P. Ordoñez	63	Chief People Officer	March 21, 2019 to present
		Senior Vice President	May 1, 2019 to present
Jeremiah M. de la Cruz	47	Senior Vice President	April 1, 2022 to August 14, 2023
		Consumer Business - Home Head	January 15, 2024 to present
		Consumer Business Head	April 1, 2022 to January 14, 2024
Joseph Ian G. Gendrano	48	Senior Vice President	August 10, 2022 to present
		Enterprise Business Head	January 15, 2024 to present
		Chief Technology Officer	January 1, 2023 to January 14, 2024
		Enterprise Business Head	November 16, 2022 to December 31, 2022
John Gregory Y. Palanca(3)	57	Senior Vice President	March 21, 2024 to present
		Sales and Development Head	August 15, 2023 to present
		First Vice President	August 15, 2023 to March 20, 2024
Luis S. Reňon(4)	54	Senior Advisor to the Chairman	November 16, 2024 to present
		Senior Vice President	May 4, 2023 to present
		Internal Audit Head	July 1, 2018 to November 16, 2024
Leo I. Posadas	58	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
Melissa V. Vergel de Dios	61	First Vice President	March 5, 2013 to present
		Chief Sustainability Officer	November 4, 2021 to present
		Investor Relations Head	March 6, 2007 to October 31, 2024
Gil Samson D. Garcia	53	First Vice President	November 8, 2018 to present
		Financial Controllership Head	May 31, 2022 to present
(1)
Atty. Marilyn A. Victorio-Aquino assumed the role of Senior Legal Advisor to the Chairman effective January 1, 2025 in lieu of her role as Chief Legal Counsel and Head of Legal and Regulatory and Strategic Affairs Group.
(2)
Mr. Menardo G. Jimenez, Jr. was appointed as Executive Vice President and Chief Operating Officer of the Company effective September 17, 2024.
(3)
Mr. John Gregory Y. Palanca was promoted to Senior Vice President effective March 21.2024.
(4)
Mr.Luis S. Reñon remains with PLDT Inc. as Senior Advisor to the Chairman and perform such functions to be assigned by the Chairman.

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

The following is a brief description of the business experiences of each of our directors, executive officers and advisors for at least the past five years:

Mr. Manuel V. Pangilinan, 78 years old, Chairman, President and Chief Executive Officer, has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT in February 2004 and the President and Chief Executive Officer in December 2023 with effect January 1, 2024. Since January 1, 2016, he also held the position of President and Chief Executive Officer of PLDT until June 7, 2021, and served as President and Chief Executive Officer of Smart Communications, Inc. (“Smart”) until August 7, 2019. Mr. Pangilinan is the Chairman of the Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees of the

Board of Directors of PLDT. He also serves as Chairman and President of Metro Pacific Investments Corporation (“MPIC”), Chairman and CEO of Manila Electric Company (“Meralco”), and Chairman of PXP Energy Corporation and Philex Mining Corporation, and of several subsidiaries or affiliates of PLDT or MPIC, including, among others, Smart, Digitel Mobile Philippines, Inc. (“DMPI”), Digital Telecommunications Phils, (“Digitel”) PLDT Communications & Energy Ventures, Inc., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Philex Petroleum Corporation, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), and Colinas Verdes Corporation (Cardinal Santos Medical Center). He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc. and PLDT-Smart Foundation.

Mr. Pangilinan founded First Pacific Company Limited (“First Pacific”), a Hongkong Stock Exchange-listed company, in 1981 and serves as its Managing Director and Chief Executive Officer. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College and the Chairman Emeritus of the Samahang Basketbol ng Pilipinas. He is also the Chairman of Philippine Business for Social Progress, the largest private sector social action organization made up of the country’s largest corporations and a Co-Chairman of the Philippine Disaster Resilience Foundation, Inc., a non-stock, non-profit foundation established to formulate and implement a reconstruction strategy to rehabilitate and rebuild areas devastated by floods and other calamities.

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

Atty. Santiago Dionisio R. Agdeppa, 62 years old, has been a director of PLDT since November 12, 2024. He is a Senior Vice President and the Commission Secretary, Compliance Officer, and Executive Clerk of the Social Security Commission. He concurrently serves as a director for Philex Mining Corporation and First Philippine Holdings Corporation. Atty. Agdeppa also served as the Vice Chairman of the Board of Directors of Philam Tower Condominium Corporation from January 2018 to December 2023. He was also a member of the Board of Directors of Capital Consortium Corporation from June 2017 to December 2017, and of Philam Tower Management Corporation from March 2018 to December 2022.

Atty. Agdeppa earned his Bachelor of Science Degree in Accounting from San Sebastian College in 1983, his Bachelor of Laws Degree from San Beda College in 1989, and his Master in Business Management Degree from Pamantasan ng Lungsod ng Maynila in 1997. He also completed the Middle Management Course at the Ateneo Graduate School of Business in 2014. He is a Certified Public Accountant.

Atty. Marilyn A. Victorio-Aquino, 69 years old, has been a director of PLDT since May 8, 2023. Atty. Victorio-Aquino also concurrently serves as PLDT’s Chief Legal Counsel, Head of Legal and Regulatory and Strategic Affairs Group, Head of Supply Chain, Head of Risk and Privacy and Corporate Secretary. She has been a director of the Philippine Stock Exchange since June 2023.

She joined First Pacific Company Limited ("First Pacific") in 2012 as an Assistant Director and currently holds various positions in the Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation (“Philex”) and PXP Energy Corporation (“PXP”). She is also a director of Lepanto Consolidated Mining Company (“Lepanto”). Philex, PXP, and Lepanto are PSE-listed companies. She also serves as a director of Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc., and Maya Bank, Inc.

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

Ms. Helen Y. Dee, 80 years old, has been a director of PLDT since June 18, 1986. She is the Chairperson of House of Investments, Petro Energy Resources Corporation, Rizal Commercial Banking Corporation, all of which are PSE-listed companies. She is the Chairperson, Vice Chairperson or a director of several companies engaged in banking, insurance and real property businesses. Ms. Dee received her Master's Degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa, 68 years old, has been a director of PLDT since November 24, 1998, and is a member of the Technology Strategy and Data Privacy and Information Security Committees of the Board of Directors of PLDT. He was Senior Advisor to the President and CEO of PLDT from January 28, 2019 until June 8, 2021. He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019, and previously served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until April 2010 and as President and CEO of TV5 Network Inc. and Cignal TV Inc. from December 2009 until May 2013. He was the Deputy Chief Executive of Manila Electric Company from January 28, 2019 until May 27, 2019, and President and Chief Executive Officer from May 28, 2019 until May 31, 2023. He was the chairman of the Philstar Group of Companies from June 11, 2014 until August 17, 2023 and BusinessWorld Publication Corporation from September 16, 2013 until August 17, 2023. In June 2013, he joined First Pacific Company Limited as Associate Director.

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

Mr. James L. Go, 85 years old, has been a director of PLDT since November 3, 2011. He is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Chairman of JG Summit Holdings, Inc. and a Board Advisor of Cebu Air, Inc. since January 1, 2023, the Chairman and Chief Executive Officer of Oriental Petroleum and Minerals Corporation, and the Chairman Emeritus of Universal Robina Corporation, Robinsons Land Corporation, and JG Summit Olefins Corporation. He is the Vice Chairman of Robinsons Retail Holdings, Inc. and a Director of the Manila Electric Company. He is also the President and Trustee of the Gokongwei Brothers Foundation, Inc. Mr. Go obtained his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Kazuyuki Kozu, 51 years old, has been a director of PLDT since July 6, 2021. He was the Director of Core Network Development Department of NTT DOCOMO, INC., Tokyo, Japan. Prior to that, he served as Senior Manager of Packet Network System Development Department of DOCOMO Technology, Inc., Tokyo, Japan from September 2016 to June 2020, Director of System Management Department of mmbi Inc., Tokyo, Japan from September 2013 to August 2016, and Senior Manager of Networking Research Group of DOCOMO Communications Laboratories, Munich, Germany from April 2010 to August 2013. He started his career in NTT DOCOMO INC., Tokyo, Japan, as Engineer from April 1997 to March 2002 then Manager from April 2002 to March 2010 of Core Network Development Department. He graduated with a Bachelor’s Degree in Electrical Engineering and Computer Science from the Yokohama National University, Kanagawa, Japan and obtained his Master’s Degree in Electrical Engineering and Computer Science from the same university.

Mr. Bernido H. Liu, 61 years old, has been an independent director of PLDT since September 28, 2015, and is an independent member of the Audit, Governance, Nomination and Sustainability, Executive Compensation, Risk, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. Concurrently, he is the Chairman and Chief Executive Officer of GOLDEN ABC, Incorporated. (“GABC”), a fashion retail company which designs and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands, namely Penshoppe, OXGN, ForMe, Memo, Regatta and BOCU. He is also the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Keralty Prime and Greentree Food Solutions, Inc.

Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include the Agora for outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship from JCI Philippines, Global Retailer of the Year from the Philippine Retailers Association and the Department of Trade and Industry, and the ASEAN Business Award’s Priority Integration Sector Excellence Award for Retail. Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos and completed the Executive Education Owner/President Management Program of the Harvard Business School.

Retired Chief Justice Artemio V. Panganiban, 88 years old, has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance, Nomination and Sustainability, and Executive Compensation Committees, and Chairman of the Risk Committee, of the Board of Directors of PLDT. He was appointed as Lead Independent Director effective March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, GMA Network, GMA Holdings, JG Summit

Holdings, Inc. Asian Terminals, Inc. and RL Commercial REIT, Inc., and a non-executive director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as Senior Adviser of Metropolitan Bank and Trust Company, and adviser of Double Dragon Properties Corp. and Merry Mart Consumer Corp. He is an Independent Advisor of Metro Pacific Investments Corporation, a large non-listed company, and Independent Director of several large non-listed companies such as Asian Hospital, Inc., Metro Pacific Tollways Corporation, TeaM Energy Corporation, State Investment House, Inc., and State Properties Corporation. He is also the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., Chairman Emeritus of the Philippine National Committee of the Asean Law Association, and a column writer of the Philippine Daily Inquirer.

Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Associate Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy. He has received over 250 awards in recognition of his role as jurist, practicing lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including “The Renaissance Jurist of the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court, and the Pro Ecclesia et Pontifice Award given by Pope Francis last September 18, 2024. Hon. Panganiban graduated cum laude from Far Eastern University with a Bachelor of Laws Degree in 1960, and was conferred a Doctor of Laws Degree (Honoris Causa) by the University of Iloilo (1997), Far Eastern University (2002), University of Cebu (2006), Angeles University (2006) and Bulacan State University (2006). He was co-founder and past president of the National Union of Students of the Philippines.

Mr. Alfredo S. Panlilio, 61 years old, has been a director of PLDT since June 8, 2021 and Smart since August 8, 2019. He served as President and CEO of PLDT from June 8, 2021 and of Smart from August 8, 2019, and held leadership positions in the various subsidiaries of PLDT and Smart, until his retirement as President and CEO of PLDT and Smart on December 31, 2023. Despite his retirement as President and CEO of PLDT and Smart, Mr. Panlilio has remained as a Director of PLDT and Smart, and has continued to hold various leadership positions within the PLDT Group as Chairman of Maya Bank, Inc.; and Director of Multisys Technologies Corporation and Multipay Corporation. Mr. Panlilio was the Senior Vice President and Head of Customer Retail Services and Corporate Communications at Meralco from September 10, 2010 to June 30, 2019. He also held several leadership positions within the Meralco Group.

Mr. Panlilio is a Trustee of the Kapampangan Development Foundation and Philpop Musicfest Foundation. With PLDT as a longtime supporter of the Philippines’ digital transformation, Mr. Panlilio is among the founding members under the Digital Infrastructure pillar of the Private Sector Advisory Council (PSAC), formed in July 2022. Mr. Panlilio sits as President of the MVP Sports Foundation, a Member of the FIBA Central Board, Second Vice President of FIBA Asia Central Board, First Vice President of the Philippine Olympic Committee and headed the FIBA Basketball World Cup 2023 local organizing committee. He is also the President of the Samahang Basketbol ng Pilipinas (SBP), the country’s governing basketball federation, and is the Chairman of the National Golf Association of the Philippines (NGAP) and Director of the Philippine Badminton Association.

Mr. Panlilio holds a Bachelor of Science Degree in Business Administration (Computer Information Systems) from San Francisco State University. He obtained his Master in Business Administration at J. L. Kellogg School of Management of Northwestern University and the Hongkong University of Science and Technology.

Mr. Kazutoshi Shimizu, 48 years old, has been a director of PLDT since August 13, 2024 and the Vice President of Global Strategy and Corporate Planning of NTT Communications Corporation (“NTT Com”). He has played a pivotal role in the global business expansion of NTT Com during the last decade. He also held a senior position at the Global Business Office of NTT Holdings Company and had contributed to the growth of the NTT Group. Mr. Shimizu also served as the Vice President of NTT Com’s Smart World Business from 2022 to 2024 and as a director of NTT Com’s Global Business Office from 2011 to 2022.

Mr. Shimizu graduated with a Bachelor’s Degree in Mechanical Engineering from the University of Tokyo (1998), and holds a Master’s Degree in Mechanical Engineering from the University of Tokyo (2000), and a Master’s Degree in Business Administration from the University of London School of Business (2007).

Ms. Bernadine T. Siy, 65 years old, has been an independent director of PLDT since June 8, 2021. Ms. Siy is likewise a director of Epicurean Partners Exchange Inc. (EPEI), and of Fil-Pacific Apparel Corporation (FPAC), both leading players in the food service and apparel industry. She previously served as President and Chief Executive Officer of EPEI Inc. from 1994 to 2011, and President and Chief Executive Officer of FPAC from 1987 to 1997 and again, from 2004 to 2013. She has been a trustee in the board of Ateneo de Manila University since 2014, and currently holds the position of board chair. She is currently an independent director of Cebu Air, Inc. having been appointed in March 2021. She was also appointed as an independent director of JG Summit Holdings, Inc. in June 2024. She is a trustee in the board of the Foundation for Economic Freedom, an economic policy advocacy organization and a member of the Management Association of the Philippines. She was a Consultant to the

Board of Directors of the Development Bank of the Philippines from November 2012 to June 2014. She obtained her Bachelor of Arts Degree in Economics, Magna Cum Laude from Ateneo de Manila University and a Master’s Degree in Management with majors in Finance and Accounting from J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA.

Ms. Marife B. Zamora, 71 years old, has been a director of PLDT since November 14, 2016. She is the Chairman of the Board of Willis Towers Watson Insurance and Reinsurance Brokers, Inc. She is also an Independent Board Member of Pru Life Insurance Corporation of U.K and Cemex Holdings Philippines. She is also a Board Director of MediaQuest Holdings Inc. She co-founded the Filipina CEO Circle. She was Chairman of Convergys Philippines; Managing Director for Asia Pacific, Europe, Middle East, Africa for Convergys Corporation, and served as the first Country Manager of Convergys Philippines leading its growth as the country’s largest private employer. Prior to this, Ms. Zamora served as Managing Director of Headstrong Phils. She was also with IBM Philippines where she held a number of sales, marketing and management positions during her 18-year tenure with the company. She is the 3rd woman President and the 68th President of the Management Association of the Philippines. Ms. Zamora attended the University of the Philippines and the University of Pennsylvania.

Mr. Victorico P. Vargas, 72 years old, is presently the Head of Talent Culture and Cultivation - Office of the Chairman, PLDT Leadership Transition Officer, an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. He is a director of Smart Communications Inc., Meralco, MGen Global Business Power, Maya Bank, Inc., PLDT Global Corp., PLDT Subic Telecom, Inc., PLDT Clark Telecom, Inc., Beacon Electric Asset Holdings, Inc., Beacon PowerGen Holdings, Inc., MQuest Ventures, Inc., Cignal TV, Inc., TV5 Network, Inc. and Media5 Marketing Corporation. Chairman of Hastings Holdings Inc., Philstar Global, Inc., Pilipino Star Ngayon, Inc., Pilipino Star Printing, and Philstar Daily, Inc. President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas is the immediate past President of the Philippine Olympic Committee and is currently a member of the Board of Trustees of the said organization. Mr. Vargas is the Chairman of the Association of Boxing Alliances in the Philippines and was a former member of the Executive Committee of the Asian Boxing Confederation. He is one of the Executive Board Members of World Boxing Council and Chairman of the Philippine Basketball Association for seasons 2017-present. He is also the Vice President of the Samahang Basketbol ng Pilipinas. Prior thereto, Mr. Vargas was the President and Chief Executive Officer of Maynilad Water Services, Inc. since August 2010. He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business. He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia). Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Mr. Menardo G. Jimenez, Jr., 61 years old, Executive Vice President and Chief Operating Officer, served as the Network Head of PLDT from January 15, 2024 to September 16, 2024. He joined PLDT in December 2001 and served in various capacities as Corporate Communications and Public Affairs Group Head, Retail Business Group Head, Fixed Line Business Transformation Office Head, Human Resources Group Head, Fixed Line Business Transformation Office Head and Consumer Home Business Group Head. He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez received his AB Economics degree from the University of the Philippines.

Mr. Danny Y. Yu, 63 years old, Senior Vice President, Chief Financial Officer and Chief Risk Management Officer, served as the PLDT Group Controller from November 17, 2022 to May 3, 2023. He likewise served as Senior Vice President and Chief Financial Officer, Chief Governance Officer and Chief Risk Officer of Philex Mining Corporation from September 2013 to August 2019, Chief Finance Officer of Digital Telecommunications Philippines, Inc. and Digitel Mobile Philippines, Inc. (Sun Cellular) from November 2011 to July 2013, Chief Financial Officer of ePLDT, Inc. from November 2010 to December 2011, Chief Financial Officer of PLDT Global Corporation from June 2004 to November 2010, Chief Financial Officer of Mabuhay Satellite Philippines Corporation & Aces Satellite Philippines Corporation from March 1999 to May 2004, and Vice President for Corporate Development of Fort Bonifacio Development Corporation from March 1997 to March 1999. He started his career at SGV & Co. where he was a senior auditor. Mr. Yu graduated Magna Cum Laude from the University of San Carlos with a Bachelor of Science in Commerce, Major in Accounting and holds a Master in Management from the Asian Institute of Management. He is also a Certified Public Accountant. In 2016, he was awarded the ING-FINEX CFO of the Year.

Ms. Gina Marina P. Ordoñez, 63 years old, Senior Vice President and the Chief People Officer for PLDT, Inc. and its wireless subsidiary, Smart Communications, where she drives the strategic direction and execution of human capital initiatives, workplace design, and employee experience programs. By aligning people-centric strategies with business objectives, she aims to create a workplace where employees are empowered to do meaningful work and deliver organizational goals. She also contributed to the development and implementation of the PLDT Group Talent Management strategy, ensuring alignment with present and future business requirements. Throughout the pandemic, Gina served as Co-Chairperson of the MVP Group Vaccine Task Force, leading the planning and operations of COVID-19 vaccination efforts for employees and their families nationwide. She has been with the PLDT Group for over eight years, initially joining the Business Transformation Office (BTO) in 2016 to oversee process and quality management. She transitioned to the role of Smart People Group Head before being appointed as Chief People Officer for both PLDT and Smart organizations in 2019. Ms. Ordoñez was formerly Vice President for Service Operations and Quality Management at Makati Medical Center where she implemented best practices in service quality throughout the hospital, enhancing service delivery, operational efficiency, and end-to-end processes to improve patient satisfaction. She also served as Head of Customer Experience for Consumer Banking at Citi where she occupied several leadership roles over a span of 16 years. During her tenure, she attained a Six Sigma Black Belt certification. She is a registered Corporate Coach and Quality Management consultant, holding membership in the International Coach Federation. With more than 23 years of extensive experience, she has held leadership roles in People, Process, Customer Experience and Quality Management.

Mr. Jeremiah M. de la Cruz, 47 years old, Senior Vice President and Consumer Business–Home Head, is an accomplished strategic leader with solid experience in managing cross functional teams in delivering revenue and growth, he oversees day-to-day operations for the Home business covering product, marketing, sales, customer experience and field operations. Prior to joining PLDT Inc., Jeremiah has led enterprise-wide business transformation in various companies in the APAC region. He directed the Digital Strategy of Hoytz and handled senior leadership roles in Globe Telecoms, PT. XL Axiata Tbk, Optus and Vodafone. Jeremiah earned his Post Graduate Certificate in Management from the Australian Graduate School of Management.

Mr. Joseph Ian G. Gendrano, 48 years old, Senior Vice President and Enterprise Business Head, has been in PLDT’s service since May 2013. Prior to joining PLDT, he worked with Verizon Business, Cisco Systems and Goldman Sachs in the United States. He has held technical, sales, consulting and leadership roles in these organizations as well as gained industry experience in the global financial services vertical. He served as Vice President of Goldman Sachs’ Network Voice and Multimedia Division and Chief Architect for Unified Communications platforms. Mr. Gendrano obtained his Bachelor of Science degree in Electronics and Communications Engineering from De La Salle University and Master of Science degree in Electrical Engineering, Major in Telecommunications and Networking from the University of Pennsylvania.

Mr. John Gregory Y. Palanca, 57 years old, Senior Vice President and Head of Sales & Development Group. He also served as the First Vice President and Regional Customer Development - Luzon Head of Smart from November 2020 to July 2022. Prior to his promotion to First Vice President, Mr. Palanca served as the Vice President and Regional Customer Development - Luzon Head of Smart from December 2017 to November 2020. Before Mr. Palanca's stint with Smart, he served as the Managing Director of PLDT Japan GK from June 2016 to December 2017, General Manager of PLDT Malaysia Sdn Bhd. from January 2014 to May 2016, General Manager of PLDT HK Ltd. from May 2011 to December 2013, Country President of Motorola Communications Phils. Inc. from January 2006 to January 2011, Vice President of Nextel, Next Mobile from January 2000 to January 2006, and Principal Consultant of Islanet Information Technology from January 1998 to January 2000.

Mr. Luis S. Reňon, 54 years old, Senior Advisor to the Chairman, served as the Internal Audit Group Head from July 1, 2018 to November 15, 2024. He joined PLDT in July 2018. Prior thereto, he was the Emerging Markets Chief Finance Officer of Pfizer Inc. handling teams across the Philippines, Thailand, Malaysia, Indonesia, Vietnam, and Pakistan. He started his professional career in the Audit and Business Advisory Division of Ernst & Young Manila and Singapore for six years. He then moved to Novartis Asia Pacific in Singapore as Regional Auditor and Team Leader, managing APAC auditors in conducting business review and compliance test of operations in Asia Pacific and Europe. He moved back to the Philippines in 2000 where he became the Head of Finance, Administration and Operations of Novartis’ Animal Health Business Unit. He pursued a rewarding career in Wyeth Philippines and Pfizer, Inc., where he took on various roles with increasing responsibilities in Strategic Planning and Business Finance, as Pfizer’s Country CFO in 2011 during the Pfizer-Wyeth integration and as Emerging Markets CFO in 2014. Mr. Reñon is a Certified Public Accountant. He completed his Bachelor’s degree in Commerce, major in Accounting at Araullo University, and his Master’s degree in Business Administration at the Ateneo de Manila University, where he garnered the Gold Medalist Award. He attended the Management Development Program of the Asian Institute of Management in 2005 and the Financial Excellence Program of Harvard Business School in 2002.

Mr. Leo I. Posadas, 58 years old, First Vice President and Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury management and treasury operations of several companies under the PLDT Group. He is a director and Chief Financial Officer of PLDT Global Corporation, a director and Treasurer of PLDT Global Investments Holdings, a director of PLDT Communication and Energy Ventures, a director of Philstar and Businessworld, a director and Vice President for Treasury of Mabuhay Investments Corporation and the Treasurer of the Vega Telecom group. He is also the Treasurer of Smart, ePLDT, Digital Telecommunications, Digitel Mobile, PLDT-Smart Foundation and several other subsidiaries of PLDT and Smart. Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts

Degree in Economics and Bachelor of Science degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Ms. Melissa V. Vergel de Dios, 61 years old, First Vice President and Chief Sustainability Officer effective November 4, 2021 and concurrent Corporate Sustainability Office Head. She has been in PLDT’s service since May 2001 and served as Property Management Center Head until May 2003 and as Property and Facilities Management Center Head until September 2007. Prior to joining PLDT, she was the Chief Operating Officer of Wharton Credit Corp. and from June 2000 to May 2001 was the Group Chief Finance Officer of Global 3 Internet Holdings, Inc. She held various positions in San Miguel Group of Companies from 1984 to 2000. Ms. Vergel de Dios obtained her Bachelor of Science Degree in Marketing and Management and Bachelor of Arts degree in Economics from Assumption College.

Mr. Gil Samson D. Garcia, 53 years old, is the First Vice President and Financial Controllership Head. He served as Group CFO of the ePLDT Group from May 2015 to August 2023, and MVP Rewards & Loyalty Solutions, Inc. (MRSI) from September 2018 to August 2023. He served as Controller of PCEV from June 2022 to June 2023. He holds directorships in several subsidiaries of ePLDT. Prior to joining PLDT, he was a Senior Director until January 2007 of the Business Risk Services Group of SGV & Co. / Ernst & Young, where he gained a wide range of experiences, here and abroad, in external audit and business process review and advisory including Sarbanes Oxley (SOX) 404 evaluation & consultancy, risk management, corporate governance, and business fraud investigation, and fraud prevention and detection, among others. He graduated Cum Laude from the University of Santo Tomas with a Bachelor of Science Degree in Commerce, Major in Accounting. He is a CPA and a globally Certified Internal Auditor (CIA) and Certified Fraud Examiner (CFE). He completed the Management Development Program in the Asian Institute of Management School of Executive Education in cooperation with PLDT & Smart in August 2016, and the High Potential Program / Leadership Talent Assessment facilitated by Development Dimensions International in October 2020. He was certified as Executive Coach Level 3 by the Global Learning Solutions Singapore in October 2023.

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

Compensation of Key Management Personnel

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2024 amounted to approximately Php527 million.

The following table below sets forth the aggregate amount of compensation paid in 2024 and 2023 and estimated amount of compensation expected to be paid in 2025 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Marilyn A. Victorio-Aquino, Jeremiah M. de la Cruz, Gina Marina P. Ordoñez and Danny Y. Yu; and (2) all other executive officers, other officers and directors, as a group.

	2025	2024	2023
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	169	155	192
Bonus(2)	20	19	29
Other compensation(3)	106	95	233
	295	269	454
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	566	550	604
Bonus(2)	71	80	87
Other compensation(3)	680	514	539
	1,317	1,144	1,230

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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2024 and 2023 were approximately Php85 million and Php88 million, respectively. The total amount of per diems estimated to be paid in 2025 is approximately Php82 million.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Long-Term Incentive Plan

As noted above, we have established the LTIP to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at December 31, 2024 by our continuing directors and executive officers. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)		Percentage of Class
Manuel V. Pangilinan	363,521	(1)	0.168253
Santiago Dionisio R. Agdeppa(2)	1		0.000000
Marilyn A. Victorio-Aquino	27,395	(1)	0.012680
Helen Y. Dee	53,745	(3)	0.024871
Ray C. Espinosa	42,743	(1)	0.018395
James L. Go	982,724	(1)	0.454847
Kazuyuki Kozu	1		0.000000
Bernido H. Liu	1		0.000000
Rolando L. Macasaet(4)	1		0.000000
Retired Supreme Court Chief Justice Artemio V. Panganiban	7,771	(1)	0.003597
Alfredo S. Panlilio	11,505	(1)	0.015508
Kazutoshi Shimizu(5)	1		0.000000
Bernadine T. Siy	1,500	(1)	0.000694
Naoki Wakai(6)	1	(7)	0.000000
Marife B. Zamora	60		0.000028
Victorico P. Vargas	17,085	(8)	0.007908
Menardo G. Jimenez, Jr.(9)	8,044	(1)	0.003723
Danny Y. Yu	—		—
Gina Marina P. Ordoñez	5,141	(8)	0.002379
Joseph Ian G. Gendrano	897	(8)	0.000415
John Gregory Y. Palanca(10)	793		0.000367
Luis S. Reňon(11)	55	(8)	0.000025
Jeremiah M. de la Cruz	—		—
Leo I. Posadas	9,705	(12)	0.001974
Melissa V. Vergel de Dios	4,025	(8)	0.001682
Gil Samson D. Garcia	33	(8)	0.000015

(1)
Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co. (PDTC).
(2)
Mr. Santiago Dionisio R. Agdeppa was elected as a director of the Company effective on November 12, 2024 and shall serve the unexpired term of his predecessor in office, Mr. Rolando L. Macasaet. Atty. Agdeppa resigned as a director of the Company effective February 1, 2025.
(3)
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
(4)
Mr. Rolando L. Macasaet resigned as a member of the Board of Directors of the Company effective on October 6, 2024
(5)
Mr. Kazutoshi Shimizu was elected as a director of the Company effective on August 13, 2024 and shall serve the unexpired term of his predecessor in office, Mr. Naoki Wakai.
(6)
Mr. Naoki Wakai resigned as director of the Company effective at the close of business on August 12, 2024.
(7)
As of date of resignation.
(8)
Lodged with the PDTC.
(9)
Mr. Menardo G. Jimenez, Jr. was appointed as Executive Vice President and Chief Operating Officer of the Company effective September 17, 2024.
(10)
Mr. John Gregory Y. Palanca was promoted to Senior Vice President effective March 21, 2024.
(11)
Mr. Luis S. Reñon remains with PLDT Inc. as Senior Advisor to the Chairman and perform such functions to be assigned by the Chairman.
(12)
Includes 140 shares for the account of Jose Antonio G. Posadas under PCD Nominee Corporation.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at December 31, 2024, was 1,536,738, or approximately 0.71126% of PLDT’s outstanding shares of common stock.

Board Practices

Board of Directors –– Independent Directors

At least three of our directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. On June 11, 2024, the Board reappointed Retired Supreme Court Chief Justice Panganiban as PLDT’s Lead Independent Director. The functions of the lead independent director include, among others, serving as an intermediary between the Chairman and the other directors, as needed, convening and leading meetings of the non-executive directors, and contributing to the performance evaluation of the Chairman, as may be required. Directors’ independence standards/criteria are provided in our By-Laws and PLDT Manual on Corporate Governance.

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

Audit Committee

Our Audit Committee (AC) is composed of three members, all of whom are independent directors, and three advisors. The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Ms. Bernadine T. Siy, who is the chairperson of this committee. The three AC advisors are Mr. Kazuyuki Kozu and Mr. James L. Go, who are non-independent directors, and Ms. Corazon S. de la Paz-Bernardo, a former member of our Board of Directors. All the members of our AC are financially literate. Ms. Siy holds a master's degree in Management with majors in Finance and Accounting from the J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA. Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She is a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of PricewaterhouseCoopers (PwC).

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

Governance, Nomination and Sustainability Committee

Our Governance, Nomination and Sustainability Committee (GNSC) is composed of five voting members, all of whom are members of our Board, and two non-voting members. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy. The two other voting members are non-executive director, Mr. Kazuyuki Kozu and executive director, Mr. Manuel V. Pangilinan, who is the chairman of this committee. The two non-voting members are the Chief People Officer, Ms. Gina Marina P. Ordoňez and the Chief Sustainability Officer, Ms. Melissa V. Vergel de Dios.

The primary purpose of the GNSC is to assist the Board in the performance of the following functions:

•
establish the Company’s corporate governance framework, principles and policies aligned with business objectives, and oversee their implementation, including the implementation of the Conflict of Interest and Expanded Whistleblowing Policies, and the implementation of continuing education and communication programs on good governance;
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
•
establish the Company’s sustainability strategy, framework, programs and policies and oversee their implementation; and
•
oversee the Company’s social and environmental investments and commitments, underpinned by initiatives that aim to assess and manage the impact of Company operations.

Executive Compensation Committee

Our Executive Compensation Committee (ECC) is composed of five voting members, all of whom are members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy. The two other voting members are non-executive director, Mr. Kazuyuki Kozu and executive director, Mr. Manuel V. Pangilinan, who is the chairman of this committee. The non-voting member is the Chief People Officer, Ms. Gina Marina P. Ordoňez.

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
•
oversee the development and implementation of professional development programs for officers.

Risk Committee

Our Risk Committee (RC) is composed of five voting members, all of whom are members of our Board, and one non-voting member. Three of the voting members are independent directors, namely, Mr. Bernido H. Liu, Ms. Bernadine T. Siy, and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee. The two other voting members are non-executive directors, namely, Mr. Kazuyuki Kozu and Mr. James L. Go. The non-voting member is the Chief Risk Management Officer, Mr. Danny Y. Yu.

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

Technology Strategy Committee

Our Technology Strategy Committee (TSC) is composed of four voting members and one non-voting member. The voting members are executive director, Mr. Manuel V. Pangilinan, who is the chairman of this committee, and three non-executive directors, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Kazuyuki Kozu. The non-voting member is the Chief Operating Officer, Mr. Menardo G. Jimenez, Jr.

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

Data Privacy and Information Security Committee

Our Data Privacy and Information Security Committee (DPISC) is composed of five voting members, all of whom are members of our Board. The DPISC members are independent director, Mr. Bernido H. Liu, non-executive directors, Atty. Ray C. Espinosa and Mr. Kazuyuki Kozu, and executive directors, Atty. Marilyn A. Victorio-Aquino and Mr. Manuel V. Pangilinan, who is the chairman of this committee.

The primary purpose of the DPISC is to assist the Board in the performance of its oversight function and provide strategic direction to governance functions relating to data privacy and information security, including to:

•
promote effective data privacy, information and cyber security governance;
•
review and approve the Company’s strategic plans on data privacy, information and cyber security;
•
ensure accountability for compliance with regulatory standards and best practices on data privacy, information and cyber security;
•
foster a culture of privacy, information and cyber security; and
•
oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing enterprise-wide data privacy, information and cyber security risks.

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Benny S. Santoso, Mr. Christopher H. Young, and Mr. Roberto C. Yap, S.J. The Advisory Board/Committee provides guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

Employees and Labor Relations

As at December 31, 2024, we had 14,904 employees, with 10,813 and 4,091 employees in our fixed line and wireless businesses, respectively. PLDT had 9,513 employees as at December 31, 2024, of which 40% were rank and file employees, 52% were management/supervisory staff and 8% were executives.

PLDT has three employee unions, representing in the aggregate 7,702, or 52% of the employees of the PLDT Group. PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

We and our business units had the following employees as at December 31 of each of the following years:

	December 31,
	2024	2023	2022
PLDT Group	14,904	15,596	17,579
Fixed Line	10,813	11,373	12,855
LEC	9,543	10,035	10,511
Others	1,270	1,338	2,344
Wireless	4,091	4,223	4,724
PLDT Only	9,513	10,004	10,480

For a detailed discussion on Department of Labor and Employment (DOLE) Compliance Order to PLDT, see Item 8. Financial Information – Legal Proceedings and Note 26 – Provisions and Contingencies – DOLE Compliance Order to PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2024 and 2023, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

See Note 2 – Summary of Material Accounting Policies – Retirement Benefits and Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at December 31, 2024, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or, collectively, PLDT’s Major Shareholders. All shares of PLDT’s voting stock have one vote per share. PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642(1)	25.57	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.05	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	9.98	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.30	—	—	12.0
a. NTT Communications Corporation	12,633,487	5.85	—	—	3.5
b. NTT DOCOMO, INC.	22,796,902(3)	10.55	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(4)	11.27	—	—	6.6
4. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	17,035,991(5)	7.88	—	—	4.6
7. BTF Holdings, Inc.(6)	—	—	150,000,000	100	41.0

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
(5)
Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at December 31, 2024.
(6)
A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at December 31, 2024, approximately 78.94% of the outstanding voting stock and 88.42% of the outstanding capital stock of PLDT were owned by Philippine persons.

As at December 31, 2024, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.19% in PLDT’s outstanding common stock (representing 33.75% of our overall voting stock). Additionally, all of PLDT’s shares of voting preferred stock, which represent 40.98% of PLDT’s total outstanding shares of voting stock as at December 31, 2024, are owned by a single stockholder, BTF Holdings, Inc. (BTFHI). As a result of their respective shareholdings, the FP Parties, NTT Communications, NTT DOCOMO, JG Summit Group and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

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

PLDT has in place a Material Related Party Transactions (MRPT) Policy in accordance with the Company’s CG Manual and in compliance with Philippine SEC Memorandum Circular No.10, Series of 2019 or the Rules on Material Related Party Transactions for Publicly Listed Companies. The Company’s MRPT Policy covers transactions of PLDT and the other members of the PLDT Group that meet or exceed the materiality threshold of ten percent (10%) of PLDT’s total consolidated assets. It defines the processes, controls and safeguards for the proper handling, including review, approval and disclosure, of related party transactions (RPT) in accordance with applicable laws and regulations. Each Material RPT shall be subject to prior review by the Audit Committee, composed of independent directors, to determine whether the same meets the following standards: (a) it is on arm’s length terms, and (b) it is in the best interest of the Company and its shareholders, considering relevant factors and circumstances. A copy of the MRPT Policy is posted on the PLDT website at https://pldt.com/docs/default-source/corporate-governance-files/policies/material-related-party-transactions-policy.pdf. This website does not form part of this annual report on Form 20-F.

Related party transactions involving an amount below the specified materiality threshold shall be covered by our Guidelines on the Proper Handling of Related Party Transactions.

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

On June 6, 2024, the Court rescheduled the final approval hearing from August 5, 2024 to August 9, 2024. On August 9, 2024, following Plaintiff’s filing of a motion for final approval of the settlement (together with other motions relating to Plaintiff’s proposed plan for allocating settlement proceeds, attorneys’ fees for counsel for the class, litigation expenses and an award for Plaintiff), the Court held a hearing to address whether to grant final approval of the settlement. After counsel for the class orally presented these motions, the Court reserved judgment.

On September 17, 2024, the Court granted final approval to PLDT’s case-ending settlement of securities class action litigation. The Judgment and Order of the Court provides that the Court will retain jurisdiction over (among other matters) implementation of the settlement and the distribution and disposition of the settlement fund. There is a 30-day period to appeal but any such appeal by a class member on the Plan of Allocation or the amount of attorney's fees will not affect the finality of the Judgment and Order as to the approval of the Settlement vis-a-vis PLDT and the individual defendants. Given that the 30-day period expired with no appeal on record, the case is now considered closed and terminated.

See Note 26 – Provisions and Contingencies – Class Action Suit Against PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Notice of Material Breach and Demand for Payment on DITO

PLDT and DITO entered into an agreement in February 2021 for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

PLDT served on DITO on October 6, 2022 a Notice of Material Breach and Demand for Payment due to DITO's refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, the resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. As of the date of this Annual Report, DITO has only paid the first and second tranche amounting to Php168 million, with a remaining balance of Php112 million.

Meanwhile, DITO filed a petition with the NTC on September 22, 2021 seeking the latter’s intervention in directing Smart to grant DITO’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for DITO’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and DITO’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. On March 6, 2024, Smart filed a Manifestation informing the NTC that Smart already provided additional capacity for interconnection to DITO, and that Smart and DITO executed a memorandum of agreement on bypass activities. On May 9, 2024, Smart filed a Motion to Dismiss in light of the aforementioned supervening events.

Following news reports on August 8, 2022 that DITO had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 (“December Subpoena”) from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023. On May 26, 2023, Smart received a subpoena ad testificandum from the PCC directing duly authorized representative(s) knowledgeable on: (i) Smart’s operations, including but not limited to interconnection with other public telecommunications entities, products and services offered, and corporate structure; and (ii) submitted documents in relation to the December Subpoena, to appear before the PCC Enforcement Office on June 8, 2023. Accordingly, Smart representatives appeared before the PCC on the said date for the clarificatory hearing. On July 4, 2023, Smart received a PCC Resolution setting another hearing and requiring Smart's representatives to appear and address pending matters on competitor information, market distinction between postpaid and prepaid services, network coverage, interconnection agreements, clarificatory questions on documents already submitted, and other related matters. Accordingly, representatives attended the clarificatory hearings before the PCC on July 20 and November 20, 2023. On January 19, 2024, DITO informed Smart that it had signed the Memorandum of Agreement (Cooperation Against Bypass Activity) and provided a fully-signed copy on said date. On March 2, 2024, Smart filed a Manifestation informing the PCC-Competition Enforcement Office (PCC-CEO) that an agreement had been reached with DITO on bypass activities and that DITO acknowledged its ISR liabilities for 2021 to August 2023. Smart filed another Manifestation on March 8, 2024, informing the PCC-CEO that it granted DITO additional capacity for interconnection following the execution of the agreement on bypass activities. Smart has not received any subsequent order or resolution from the PCC.

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

Taxation

As at December 31, 2024, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart and DMPI currently face various local business and franchise tax assessments by different local government units, while Digitel is discussing with various local government units as to the settlement of its local taxes.

ACeS Philippines entered into an amicable settlement with the Bureau of Internal Revenue in 2021 pursuant to the provisions of the Civil Code of the Philippines for its withholding tax assessments.

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

Significant Changes

There have been no significant changes in our financial position since December 31, 2024.

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

The public ownership level of PLDT common shares listed on the PSE as at December 31, 2024 is 42.08%.

As at December 31, 2024, 9,826 stockholders were Philippine persons and held approximately 64.31% of PLDT’s common capital stock. In addition, as at December 31, 2024, there were a total of approximately 16,477 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 205 holders.

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

On March 25, 2021, the Board of Directors approved the amendments to the By-laws of PLDT to conform with the provision of Republic Act No. 11232, and on September 9, 2022, the Philippine SEC approved the same amendment.

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

Cash dividends on PLDT’s stock are paid in Philippine peso. PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2024, approximately 88.42% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Passive Foreign Investment Company Rules

We would be classified as a PFIC for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we, directly or indirectly, 25% or more (by value) of the stock.

We believe that we were not a PFIC for our taxable year ending December 31, 2024, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs or common stock would in general not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADSs or common stock, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. With certain exceptions, your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the United States Internal Revenue Service and furnishing any required information.

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

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the years ended December 31, 2024 and 2023 were 3.2% and 6.0%, respectively. The risks to the inflation outlook are continuing constraints in the supply of key food items, the adverse impact of climate change on food and electricity prices, and the effects of potential increases in transport fares and minimum wages.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2024 was US$490,531.38.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2024. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2024.

Management’s Annual Report on Internal Control Over Financial Reporting. The Management of the PLDT Group is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is designed and implemented under the supervision of our principal executive officers and principal finance officers, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the PLDT Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the PLDT Group are being made only in accordance with authorizations of our management and board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the PLDT Group’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2024.

We reviewed the results of management’s assessment with the AC of the Board of Directors.

SGV & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2024. This attestation report is dated March 13, 2025 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2024.

Changes in Internal Control Over Financial Reporting

In 2024, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board has determined that all the members of our AC are financially literate and its chairperson, Ms. Bernadine T. Siy, holds a master's degree in Management with majors in Finance and Accounting from the J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA. Although none of the members of the AC is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, our Board believes that the AC members along with its advisors, possess sufficient financial knowledge and experience. Hence, our Board has not separately appointed an AC member who qualifies as an AC financial expert. Our Board has appointed Ms. Corazon S. de la Paz-Bernardo, a former member of our Board of Directors, as AC advisor to render advice on complex financial reporting or accounting issues that may be raised in our AC’s evaluation of our financial statements and other related matters. Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers, Ms. de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS Accounting Standards), internal controls and procedures for financial reporting and AC functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B. Code of Business Conduct and Ethics

PLDT has adopted a Code of Business Conduct and Ethics (Code of Ethics), which constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. The Code of Ethics applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees. On September 17, 2024, the Board reviewed and approved the updated Code of Ethics that is aligned with applicable international best practices on corporate governance and sustainability.

A copy of the PLDT’s Code of Ethics is posted on our website at https://cms.pldt.com/drupal/sites/default/files/corporategovernancedocs/2024-09/pldt-code-of-business-conduct-and-ethics_0.pdf, under the Corporate Governance section. This website does not form part of this annual report on Form 20-F. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of the Company’s Code of Ethics from our Head - Corporate Governance, Atty. Ma. Magdalene A. Tan, who can be reached at e-mail address matan@pldt.com.ph or telephone number +632-88888-246.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2024 and 2023:

	2024	2023(1)
	(amounts in million Php)
Audit Fees	51	50
Audit-Related Fees	7	6
Tax Fees	1	1
All Other Fees	5	2
Total	64	59

(1) 2023 audit fees were presented in conformity with the current year’s presentation in accordance with the Philippine SEC Memorandum Circular No. 18 dated December 26, 2024.

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes fees with respect to our Sarbanes-Oxley 404 assessment in 2024 and 2023.

Audit-Related Fees. This category consists primarily of assurance services for our Sustainability Report and other audit-related fees.

Tax Fees. This category includes tax services for ePLDT.

All Other Fees. This category consists primarily of non-audit engagement fees with respect to our certain projects.

The fees presented above are net of out-of-pocket expenses incidental to our independent auditors’ work, amount of which do not exceed 5% of the agreed-upon engagement fees. The fees and out-of-pocket expenses are exclusive of a 12% VAT.

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

The total number of shares repurchased was nil in 2024, 2023 and 2022.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

PLDT is a Philippine company with its shares of common stock listed on the Philippine Stock Exchange (PSE) and American Depositary Shares (ADS) listed on the New York Stock Exchange (NYSE). As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines, and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly Listed Companies (CG Code for PLCs) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers. The CG Code for PLCs, which was issued by the Philippine SEC and took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2023 is posted on our website at https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/CGFD_PLDT%20INC._SEC%20PSE%20Form%20I-ACGR_30May2024.pdf.

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

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/nyse-section-303a-11-disclosure-2024_1.pdf.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted a policy enjoining directors and officers, executives, and employees of the Company, as well as its subsidiaries and affiliates, from buying or selling PLDT shares while in possession of unpublished price-sensitive information. A copy of the Company's policy on blackout periods and trading restrictions is attached herewith as “Exhibit 11.1.” Additionally, the Company imposes administrative penalties for (a) failure to promptly or accurately report PLDT share transactions; and
(b) trading of PLDT shares during restricted periods. These policies aim to facilitate compliance with insider trading laws, regulations, rules, and the listing standards that apply to the Company. A copy of the Company’s policy on the imposition of administrative penalties is attached herewith as “Exhibit 11.2.”

Item 16K. Cyber Security

a)
Definitions. For purposes of this section:

Cyber security incident means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant’s information systems that jeopardizes the confidentiality, integrity, or availability of PLDT’s information systems or any information residing therein.

Cyber security threat means any potential unauthorized occurrence on or conducted through PLDT’s information systems that may result in adverse effects on the confidentiality, integrity, or availability of PLDT’s information systems or any information residing therein.

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

b)
Cybersecurity Risk Management and Strategy

Our cybersecurity risk management program (Program) includes:

•
Information security risk assessment – We developed the Information Security Risk Management Standards (Risk Management Standards), which serve as our Company’s guidelines for performing information security risk assessments that are conducted by CSOG. They also serve as a guide for the conduct of risk assessments for third parties with business dealings with the PLDT Group, such as vendors, suppliers, and service providers. CSOG reviews the Risk Management Standards on an annual basis, taking into consideration the latest international standards in cyber security. The information security risk assessment includes, among others:

o
identifying material cyber security risks to which our systems are exposed, including exposure to breach in confidentiality, integrity and availability of personal data as defined under Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012;
o
analyzing the potential impact of the identified information security risk on our business operations;
o
classifying information security risks as a low, medium or high risk, based on the impact score and likelihood score provided in the Risk Management Standards; and
o
implementing risk treatment or mitigating actions necessary to address the identified information security risk.

In addition, all technologies, systems, platforms and network elements go through a security assessment by CSOG and must be approved by CSOG before they are implemented in order to ensure that all network elements meet our cyber security standards.

As part of our continuing efforts to improve security measures and fortify the network environment, PLDT Group has retained external cyber security experts to assist us in deploying the latest technology and adopting global best practices to detect and prevent cyber security attacks.

•
Cyber security incident response - CSOG, through its cyber security incident response team, is the central authority for handling security incidents. We developed the Information Security Incident Management Standards (Incident Management Standards), which are reviewed annually, as a guide in handling security incidents by establishing an incident handling capability through a centralized platform with sufficient expertise and equipped with rapid and secure communication facilities. CSOG has adopted the incident response plan which is a set of documented procedures for identifying, responding to, and limiting the impact of information security incidents to the business. This document is the primary business-level documentation which reflects the corporation’s due care and due diligence on the handling of incidents, methods for response, and business criteria for the recovery and restoration of normal business operations after an incident. The Incident Management Standards lays down the stages of the incident management process to be followed upon the occurrence of a security incident. These are: (1) preparation; (2) identification; (3) remediation (e.g., containment, eradication and recovery); (4) incident closing and archiving; and (5) post-incident activities.

•
Cyber security awareness – Since all employees, consultants, and third parties with business dealings, directly or indirectly, with PLDT Group must comply with the Corporate Information Security Policy (CISP) and its supporting Standards and the Information Security Management System (ISMS) that implements the CISP, CSOG leads the organizational initiatives aimed at enhancing awareness of the CISP, its supporting standards and ISMS. For this purpose, CSOG conducts an annual information security e-learning course which is mandatory for all employees and consultants. The course is intended to achieve the following objectives: (1) prevent and reduce threats that cannot be addressed by technical controls; (2) increase awareness on cyber security matters; (3) drive appropriate behavior and improve judgment on cyber risks; and (4) enable our people to become the Company’s first and last lines of defense, all with the aim of creating a sustainable culture of cyber security.

The Program is constantly reviewed for compliance with ISO 27001. While CSOG uses the Balanced Scorecard Framework (Balanced Scorecard) as a tool for measuring performance and effectiveness of security controls, as well as for alignment of CSOG objectives with the goals of the PLDT Group, it has adopted the National Institute of Standards and Technology (NIST) as a framework. The Balanced Scorecard is a strategic planning and management method designed to align business activities with the vision and strategy of the organization to improve internal and external communications, and monitor CSOG’s performance against the strategic goals of the entire organization, including financial stability, customer satisfaction, efficient internal processes, and continuous improvement and innovation in cyber security capabilities. On the other hand, the adoption of the NIST Framework enhances our ability to identify, protect, detect, respond and recover from cyber threats. By identifying the risks, the organization is able to understand and manage the cyber security risks to systems, assets, data and capabilities and, at the same time, implement safeguards to ensure the delivery of critical infrastructure services. Detection is achieved by developing and implementing activities to identify the occurrence of a cyber security event.

The Program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes with the enterprise risk management program, which are also applied to other legal, compliance, strategic, operational, and financial risk areas. This integration serves to align PLDT’s cyber security initiatives with the overall strategic objectives of the organization.

a)
Process for Assessing, Identifying, and Managing Material Risks from Cyber Security Threats Pursuant to the Program

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

1.
introduce and connect to any part of our network;
2.
use the services of external service providers;
3.
permit access to our critical systems either through internal or external users or system accounts; and
4.
grant access from external locations outside our network.

In other words, all technologies, systems, platforms and network elements go through a security assessment by CSOG and must be approved by CSOG before they are implemented, whether it is merely proof-of-concept, for demonstration, or for production. Information security risk assessments on existing systems should be initiated and performed by CSOG based on emerging threats and risk.

Identification

Risks are identified based on the probable loss of confidentiality, integrity, and availability of information within the scope of our ISMS. Risks are categorized based on their impact on the following: (1) customer’s rights; (2) reputation; (3) technology; (4) finance; (5) people; and (6) governance. Once identified, risks are categorized as either high or low to arrive at the risk rating/score.

Results of risk assessment are documented in our Risk Register, which shall be the basis of the risk treatment.

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

Management/Strategy

CSOG uses the Balanced Scorecard methodology/framework to ensure that cyber security efforts are not just technically proficient, but also contribute to the overall strategic objectives of the organization, including financial stability, customer satisfaction, efficient internal processes, and continuous improvement and innovation in cyber security capabilities. The Balanced Scorecard is reviewed annually or as necessary to keep up with the latest threats, technological advancements, and regulatory requirements. In the end of 2024, CSOG started reviewing its strategy and roadmap based on the approved budget and its identified projects and initiatives.

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

When entering into contracts, third parties must agree to PLDT Group’s security requirements as embodied in PLDT Group’s Cyber Security Clauses and CS Requirements set forth in the External Party Security Standards. All contracts are reviewed by CSOG before they are executed and subjected to a risk assessment on the third party, including assessing their security posture and compliance with security requirements, before launching the project or implementing the solution. Through this process, CSOG seeks to ensure that we have the appropriate controls in place for any systems, solutions or platforms that are to be integrated with our internal network or system, or will involve the processing of personal data.

b)
Cybersecurity Incidents

In the second quarter of 2023, pursuant to Philippine laws, the Company notified the relevant regulatory authorities that it experienced cybersecurity attacks on its network and systems and, with the help of leading cybersecurity experts here and abroad, the Company was able to contain the effects of such cybersecurity attacks on network and systems performance. Upon detection of the incidents, the Company immediately activated relevant security protocols, and worked around the clock to protect its network and systems. Therefore, such cybersecurity attacks did not have any material financial, legal, reputational or regulatory repercussions for the Company. We did not experience any cyber security incidents in Fiscal 2024 that resulted in any financial loss, reputational damage, or regulatory fines.

We continue to analyze and enhance our network and systems to introduce further security measures, and fortify our network environment. Further, we have retained external cyber security experts to ensure that we deploy the latest technology, and adopt global best practices to detect and prevent cyber security attacks.

c)
Cyber Security Governance

Our Board considers cyber security risk as part of its risk oversight function and has delegated the responsibility for overseeing cyber security and other information technology risks to the Board’s Data Privacy and Information Security Committee (the Committee). This Committee gives strategic direction to governance functions relating to data privacy and information security matters and oversees management’s implementation of our Program.

The Committee receives quarterly reports from management on (a) our data privacy and information security risk profile, with a focus on known or emerging major risk exposures; (b) the level of compliance with regulatory requirements and internal policies and standards on data protection and information security; and (c) any significant gaps in our data protection and information security capabilities and the status of any initiatives to address those gaps. In addition, management updates the Committee, as necessary, regarding any material cyber security incidents, as well as any incidents with lesser impact potential, and the steps or proposed steps taken by management to monitor and manage data privacy and information security risks, including adequacy of resources; training of the workforce; administrative, physical, and technical safeguards; and an incident management framework.

On the other hand, the Committee reports to the full Board on its activities including those related to cyber security. Further, the Committee reports and secures the full Board’s approval, at least annually, on the risk appetite and risk tolerance of our Company and the risk management objectives and strategies on data privacy and information security. The Committee also ensures that management, through its Chief Information Security Officer (CISO), reports to the full Board the level of our compliance with regulatory requirements and internal policies and standards on data protection and information security. Each year, the Committee also ensures that the CISO creates and implements continuing annual training programs for Directors to inform them of developments in the business and regulatory environments, including emerging risks relevant to data protection and information security.

Our CSOG, led by the CISO, is responsible for assessing and managing any material risks from cyber security threats. CSOG has primary responsibility for implementing and monitoring our Program and supervises both our internal cyber security personnel and our external cyber security consultants. The CISO, through the different pillars of CSOG (e.g., Governance, Innovation, Risk Management, Compliance, Internal Cyber Security Operations, and Special Operations Group), supervises efforts to prevent, detect, mitigate, and remediate cyber security risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants; and alerts and reports produced by security tools deployed in the IT environment.

CSOG oversees and implements organizational initiatives aimed at creating a sustainable culture of cyber security, including, but not limited to, internal and external training programs for staff, technological upgrades in cyber security, and knowledge management practices in cyber security. Collectively, CSOG is equipped with the relevant experience and technical knowledge to perform its responsibilities in relation to cyber security.

The CISO provides quarterly reports to the Committee on potential and existing cyber security risks identified by CSOG, remedial actions undertaken, and measures implemented to enhance PLDT Group’s cyber security posture. The Committee then reports such cyber security matters to the full Board. The CISO also directly provides the Board with quarterly reports on the implementation of the Group’s security measures.

PART III

Item 17. Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18. “Financial Statements” in lieu of Item 17.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the PLDT Group as of December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 13, 2025 expressed an unqualified opinion thereon.

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

March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as of December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2025 expressed an unqualified opinion thereon.

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

Revenue recognition
Description of the Matter

For the year ended December 31, 2024, the Group recognized revenues amounting to Php216,833 million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

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

How We Addressed the Matter in Our Audit

We obtained an understanding of the PLDT Group’s revenue recognition process, involving our IT professionals to assist us in evaluating the design and testing of the effectiveness of controls around the capture, measurement and recording of wireless and fixed line revenues. For example, we evaluated the design and tested the operating effectiveness of controls around access rights, system development, program changes and IT dependent business controls to establish that changes to the system were appropriately authorized, developed, and implemented including those over: set-up of customer accounts, pricing data, segregation of duties and the linkage to usage data that drives revenue recognition.

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

Estimating useful lives of property and equipment
Description of the Matter

At December 31, 2024, the Group’s property and equipment amounted to
Php318,069 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

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

Makati City, Philippines

March 13, 2025

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2024 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2024 and 2023

(in million pesos)

	2024	2023
ASSETS
Noncurrent Assets
Property and equipment (Notes 2, 9 and 21)	318,069	287,103
Right-of-use assets (Note 10)	39,111	32,717
Investments in associates and joint ventures (Note 11)	52,764	50,308
Financial assets at fair value through profit or loss (Note 27)	1,101	578
Debt instruments at amortized cost – net of current portion (Note 12)	370	395
Investment properties (Note 13)	3,000	1,315
Goodwill and intangible assets (Note 14)	64,464	64,335
Deferred income tax assets – net (Note 7)	14,643	18,172
Derivative financial assets – net of current portion (Note 27)	385	96
Prepayments and other nonfinancial assets – net of current portion (Notes 2, 18, 24 and 25)	61,929	80,365
Contract assets – net of current portion (Note 5)	485	531
Other financial assets – net of current portion (Note 27)	3,126	3,481
Total Noncurrent Assets	559,447	539,396
Current Assets
Cash and cash equivalents (Note 15 and 27)	10,011	16,177
Short-term investments (Note 27)	136	391
Trade and other receivables (Note 16)	31,612	26,086
Inventories and supplies (Note 17)	3,306	3,340
Current portion of contract assets (Note 5)	1,401	1,387
Current portion of derivative financial assets (Note 27)	30	—
Current portion of debt instruments at amortized cost (Note 12)	25	200
Current portion of prepayments and other nonfinancial assets (Notes 18 and 24)	9,975	13,215
Current portion of other financial assets (Notes 19 and 27)	831	320
	57,327	61,116
Assets classified as held-for-sale (Notes 9 and 10)	6,501	9,007
Total Current Assets	63,828	70,123
TOTAL ASSETS	623,275	609,519

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Note 19)	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)
Capital in excess of par value (Note 19)	130,312	130,312
Retained earnings (Note 19)	33,901	22,020
Other comprehensive loss (Note 6)	(43,892)	(42,212)
Total Equity Attributable to Equity Holders of PLDT	115,419	105,218
Noncontrolling interests (Note 19)	1,316	5,168
TOTAL EQUITY	116,735	110,386

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2024 and 2023

(in million pesos)

	2024	2023
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 20)	258,246	243,152
Lease liabilities – net of current portion (Note 10)	46,703	41,625
Deferred income tax liabilities – net (Note 7)	60	165
Derivative financial liabilities – net of current portion (Note 27)	—	12
Customers’ deposits (Note 27)	2,046	2,238
Pension and other employee benefits (Note 25)	3,548	5,661
Deferred credits and other noncurrent liabilities (Notes 5 and 21)	7,475	9,607
Total Noncurrent Liabilities	318,078	302,460
Current Liabilities
Accounts payable (Note 22)	66,722	81,014
Accrued expenses and other current liabilities (Notes 23 and 26)	85,488	88,750
Current portion of interest-bearing financial liabilities (Note 20)	23,340	11,646
Current portion of lease liabilities (Note 10)	7,335	5,921
Dividends payable (Note 19)	2,005	1,912
Current portion of derivative financial liabilities (Note 27)	97	1,021
Income tax payable	1,860	4,630
	186,847	194,894
Liabilities associated with assets classified as held-for-sale (Note 10)	1,615	1,779
Total Current Liabilities	188,462	196,673
TOTAL LIABILITIES	506,540	499,133
TOTAL EQUITY AND LIABILITIES	623,275	609,519

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2024, 2023 and 2022

(in million pesos, except earnings per common share amounts which are in pesos)

	2024	2023	2022
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	208,382	201,832	195,344
Non-service revenues (Note 5)	8,451	9,121	9,018
	216,833	210,953	204,362
EXPENSES
Selling, general and administrative expenses (Notes 5 and 18)	78,308	81,876	84,476
Depreciation and amortization (Notes 9, 10 and 18)	55,988	58,441	98,631
Cost of sales and services (Note 5)	14,011	15,092	14,172
Asset impairment (Note 5)	4,321	4,432	6,044
Interconnection costs	13,718	10,418	6,104
	166,346	170,259	209,427
	50,487	40,694	(5,065)

OTHER INCOME (EXPENSES) – NET (Note 5)	(7,794)	(4,217)	19,097

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	42,693	36,477	14,032

PROVISION FOR INCOME TAX (Note 7)	10,138	9,612	2,697
NET INCOME FROM CONTINUING OPERATIONS (Note 4)	32,555	26,865	11,335

NET LOSS FROM DISCONTINUED OPERATIONS (Notes 2 and 4)	—	(41)	(600)
NET INCOME (Note 4)	32,555	26,824	10,735
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	32,307	26,614	10,485
Noncontrolling interests	248	210	250
	32,555	26,824	10,735
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	149.26	122.91	48.26
Diluted	149.26	122.91	48.26
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4)
Basic	149.26	123.10	51.03
Diluted	149.26	123.10	51.03

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2024, 2023 and 2022

(in million pesos)

	2024	2023	2022
NET INCOME	32,555	26,824	10,735
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	81	(23)	(207)
Net transactions on cash flow hedges:	(1,547)	(1,256)	(2,544)
Net fair value losses on cash flow (Note 27)	(2,063)	(1,674)	(3,228)
Income tax related to fair value adjustments charged directly to equity (Note 7)	516	418	684
Net other comprehensive loss to be reclassified to profit or loss in subsequent years	(1,466)	(1,279)	(2,751)
Revaluation increment on investment properties	1,196	—	—
Revaluation increment in investment properties transferred from property, plant and equipment	1,631	—	—
Income tax related to revaluation increment charged directly to equity	(435)	—	—
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 11)	(8)	3	(6)
Actuarial gains (losses) on defined benefit obligations:	(1,462)	(5,469)	2,500
Remeasurement in actuarial gains (losses) on defined benefit obligations	(1,978)	(7,277)	3,332
Income tax related to remeasurement adjustments (Note 7)	516	1,808	(832)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(274)	(5,466)	2,494
Total Other Comprehensive Loss – Net of Tax	(1,740)	(6,745)	(257)
TOTAL COMPREHENSIVE INCOME	30,815	20,079	10,478
ATTRIBUTABLE TO:
Equity holders of PLDT	30,627	19,884	10,218
Noncontrolling interests	188	195	260
	30,815	20,079	10,478

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2024, 2023 and 2022

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2024	510	1,093	(6,505)	130,312	22,020	(42,212)	105,218	5,168	110,386
Cash dividends (Note 19)	—	—	—	—	(20,800)	—	(20,800)	(50)	(20,850)
Total comprehensive income (loss):	—	—	—	—	32,307	(1,680)	30,627	188	30,815
Net income	—	—	—	—	32,307	—	32,307	248	32,555
Other comprehensive loss (Note 6)	—	—	—	—	—	(1,680)	(1,680)	(60)	(1,740)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	235	235
Perpetual notes settlement (Note 19)	—	—	—	—	—	—	—	(4,200)	(4,200)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(59)	(59)
Transaction costs from settlement of perpetual notes (Note 19)	—	—	—	—	—	—	—	34	34
Others	—	—	—	—	374	—	374	—	374
Balances as at December 31, 2024	510	1,093	(6,505)	130,312	33,901	(43,892)	115,419	1,316	116,735

Balances as at January 1, 2023	510	1,093	(6,505)	130,312	18,799	(35,482)	108,727	5,234	113,961
Cash dividends (Note 19)	—	—	—	—	(23,393)	—	(23,393)	(25)	(23,418)
Total comprehensive income (loss):	—	—	—	—	26,614	(6,730)	19,884	195	20,079
Net income (Note 8)	—	—	—	—	26,614	—	26,614	210	26,824
Other comprehensive loss (Note 6)	—	—	—	—	—	(6,730)	(6,730)	(15)	(6,745)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(236)	(236)
Balances as at December 31, 2023	510	1,093	(6,505)	130,312	22,020	(42,212)	105,218	5,168	110,386

Balances as at January 1, 2022	510	1,093	(6,505)	130,312	34,243	(36,437)	123,216	4,249	127,465
Cash dividends (Note 19)	—	—	—	—	(25,338)	—	(25,338)	(58)	(25,396)
Total comprehensive income (loss):	—	—	—	—	10,485	(267)	10,218	260	10,478
Net income (Note 8)	—	—	—	—	10,485	—	10,485	250	10,735
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	(267)	(267)	10	(257)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(236)	(236)
Transfer of pension	—	—	—	—	(83)	—	(83)	—	(83)
Closing of other comprehensive income (loss) cashflow hedges to retained earnings (Note 6)	—	—	—	—	(1,222)	1,222	—	—	—
Acquisition and dilution of noncontrolling interests	—	—	—	—	714	—	714	1,019	1,733
Balances as at December 31, 2022	510	1,093	(6,505)	130,312	18,799	(35,482)	108,727	5,234	113,961

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024, 2023 and 2022

(in million pesos)

	2024	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	42,693	36,477	14,032
Loss before income tax and noncontrolling interest from discontinued operations (Note 2)	—	(41)	(523)
Net income before income tax (Note 4)	42,693	36,436	13,509
Adjustments for:
Depreciation and amortization (Notes 2, 9, 10 and 18)	55,988	58,462	98,714
Interest on loans and other related items – net (Note 5)	11,031	9,990	9,112
Asset impairment (Note 5)	4,321	4,436	6,107
Accretion on lease liabilities (Notes 2, 5 and 10)	3,935	3,268	2,064
Pension benefit costs (Notes 5 and 25)	1,441	1,426	1,749
Incentive plan (Notes 5 and 25)	1,136	839	1,272
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	990	2,806	3,304
Accretion on financial liabilities (Notes 5 and 20)	455	409	375
Amortization of intangible assets (Notes 5 and 14)	240	221	228
Foreign exchange losses (gains) – net (Notes 2, 5 and 27)	36	(1,153)	4,685
Impairment of investments (Note 11)	—	70	50
Gains on dilution of shares (Note 11)	—	—	(660)
Income from prescription of preferred shares redemption liability (Notes 5 and 19)	(71)	—	(7,839)
Gains on disposal of property and equipment	(85)	(468)	(148)
Interest income (Note 5)	(916)	(1,017)	(653)
Gain on sale and leaseback of telecom towers (Notes 5 and 9)	(1,442)	(7,777)	(25,852)
Gains on derivative financial instruments – net (Notes 5 and 27)	(4,023)	(1,198)	(2,322)
Others	(631)	8	(1,884)
Operating income before changes in assets and liabilities	115,098	106,758	101,811
Decrease (increase) in:
Prepayments	21,034	10,264	12,218
Inventories and supplies	31	597	410
Contract assets	(139)	101	(209)
Trade and other receivables	(9,137)	952	(8,366)
Other financial and non-financial assets	(1,824)	156	208
Increase (decrease) in:
Customers' deposits	(194)	(75)	44
Pension and other employee benefits	(3,355)	(5,174)	(6,847)
Accrued expenses and other current liabilities	(8,716)	(4,414)	(507)
Accounts payable	(27,765)	(21,285)	(18,306)
Other noncurrent liabilities	(20)	(57)	(68)
Net cash flows generated from operations	85,013	87,823	80,388
Income taxes paid	(3,282)	(2,058)	(4,188)
Net cash flows from operating activities	81,731	85,765	76,200

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2024, 2023 and 2022

(in million pesos)

	2024	2023	2022
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	4,827	23,971	60,833
Redemption of investment in debt securities (Note 12)	200	—	182
Maturity of short-term investments	21	440	8,700
Disposal of investments in associates and joint ventures (Note 11)	—	—	2,458
Interest received	881	973	636
Payments for:
Purchase of investment in debt securities (Note 12)	—	—	(173)
Settlements of notes receivable	—	—	(200)
Payments for acquisition of intangibles	(29)	—	—
Purchase of short-term investments	(37)	(449)	(6,368)
Purchase of financial assets at fair value through profit or loss	(166)	—	—
Interest capitalized to property and equipment (Notes 5 and 9)	(2,589)	(2,169)	(1,748)
Acquisition of investments in associates and joint ventures (Note 11)	(3,770)	(1,636)	(3,514)
Purchase of property and equipment (Note 9)	(65,668)	(76,266)	(93,803)
Decrease (Increase) in other financial and non-financial assets	626	18	(9)
Net cash flows used in investing activities	(65,704)	(55,118)	(33,006)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 20 and 28)	37,000	38,000	5,000
Collection from derivative financial instruments - net (Notes 27 and 28)	704	—	87
Return of preferred shares redemption fund (Note 19)	71	—	7,839
Availments of short-term debt (Notes 20 and 28)	—	—	16,000
Payments for:
Settlements of derivative financial instruments - net (Notes 27 and 28)	—	(607)	—
Short-term debt (Notes 20 and 28)	—	(10,000)	(6,000)
Distribution charges on perpetual notes (Note 19)	(59)	(236)	(236)
Debt issuance costs (Notes 20 and 28)	(219)	(214)	(62)
Redemption of perpetual notes (Note 19)	(4,200)	—	—
Interest – net of capitalized portion (Notes 5, 20 and 28)	(10,740)	(9,715)	(9,013)
Long-term debt (Notes 20 and 28)	(12,059)	(22,611)	(22,353)
Obligations under lease liabilities (Notes 10 and 28)	(12,079)	(10,707)	(8,331)
Cash dividends (Notes 19 and 28)	(20,750)	(23,328)	(25,235)
Net cash flows used in financing activities	(22,331)	(39,418)	(42,304)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	138	(263)	414
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,166)	(9,034)	1,304
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 15)	16,177	25,211	23,907
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 15)	10,011	16,177	25,211

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc. which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT holds a perpetual corporate term under Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which grants existing corporations to have a perpetual existence, unless a majority vote of its stockholders elects to retain a specified corporate term.

In 1967, effective control of PLDT was transferred from General Telephone and Electronics Corporation, a major shareholder then since PLDT’s incorporation, to a group of Filipino investors. In 1981, as part of the Philippine government's policy to integrate the country's telecommunications industry, PLDT acquired substantially all of the assets and liabilities of the Republic Telephone Company, then the second largest telephone provider in the Philippines.

In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately a 15% economic and voting interest in PLDT's common stock. Concurrent with NTT Communications’ investment, PLDT acquired 100% of Smart Communications, Inc., or Smart.

On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired approximately 7% of PLDT’s then outstanding common shares from NTT Communications, which retained ownership of about 7% of PLDT’s common shares. Since then, NTT DOCOMO has made additional purchases of PLDT shares, bringing the combined beneficial ownership of NTT DOCOMO and NTT Communications (both part of Nippon Telegraph and Telephone Corporation) to approximately 20% of PLDT’s outstanding common stock as at December 31, 2024.

On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed an acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of PLDT's outstanding common shares at the time and raised the First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as of that date. Since then, the First Pacific Group’s beneficial ownership interest in PLDT has decreased by approximately 2%, mainly due to the holders of Exchangeable Notes issued in 2005 by a subsidiary of First Pacific, which were fully exchanged into PLDT shares. The First Pacific Group and its Philippine affiliates held beneficial ownership of approximately 20.35% of PLDT’s outstanding common stock as at December 31, 2024.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or collectively, the JG Summit Group. As consideration for the assets acquired, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold
5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, under separate option agreements entered into between JGSHI with the Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2024, the JG Summit Group beneficially owned approximately 11.27% of PLDT’s outstanding common stock.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million. This subscription was made pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. Consequently, the issuance of these Voting Preferred Shares reduced the voting power of the NTT Group (NTT DOCOMO and NTT Communications), the First Pacific Group and its Philippine affiliates, and JG Summit Group to 12%, 15% and 6.65%, respectively, as at December 31, 2024. See Note 19 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, under which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as the successor depositary for its ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As of December 31, 2024, there were approximately 16.5 million ADSs outstanding.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC. The NTC’s jurisdiction includes, among other responsibilities, the approval of major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines, providing nationwide data and multi-media services. Our business is organized into distinct units based on our products and services, with three reportable operating segments that form the bases for management’s decision to allocate resources and evaluate operating performance. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Information on our structure is provided in Note 2 – Summary of Material Accounting Policies – Basis of Consolidation. Information on other related party relationships of the PLDT Group is provided in Note 24 – Related Party Transactions.

Our consolidated financial statements as at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 were approved and authorized by the Board of Directors on February 27, 2025 as reviewed by the Audit Committee on February 25, 2025.

Amendments to the By-Laws of PLDT

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provision of Republic Act No. 11232 and on September 9, 2022, the Philippine SEC approved the same amendments.

2.
Summary of Material Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, investment properties and pension that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2024 and 2023:

			2024		2023
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation(a)	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation(a)	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc.(a)	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.(a)	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.(a)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel(a)	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group(a)	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.(a)	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys(b)	Philippines	Software development and IT solutions services	—	45.7	—	50.7

(a)
Ceased commercial operations.
(b)
On January 5, 2024, PLDT Global Investments Holdings, Inc., or PGIH, sold 227 common shares of Multisys, thereby decreasing its ownership from 50.72% to 45.73%.

			2024		2023
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo(a)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
ePLDT Capital Investment Pte. Ltd. or ePLDT Capital	Singapore	Investment holding and acquisition of companies	—	100.0	—	—
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel(a)	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9
(a)
Ceased commercial operations.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Additional Investment in Maya Innovations Holdings Pte. Ltd. (MIH)

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. On the same date, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH Class C2 convertible preferred shares and received warrants for 4.9 million shares valued at Php281 million, thereby increasing PCEV’s ownership in MIH from 36.63% to 36.97%.

On April 5, 2024, PCEV paid the subsequent consideration of US$15.3 million or Php857 million for 6.7 million MIH Class C2 convertible preferred shares and received warrants for 2.7 million shares valued at Php152 million, resulting in an increase of PCEV's ownership in MIH from 36.97% to 37.66%.

See Note 11 – Investment in Associates and Joint Venture – Investment in Associates.

Sale of Interest in Multisys

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million. The transaction was completed and fully paid on January 12, 2024. Following this sale, PGIH retained ownership of 2,080 common shares representing 45.73% equity interest in Multisys. Pursuant to the Restated Shareholders’ and related Amendment Agreement signed on January 30, 2024 and March 1, 2024, respectively, PGIH remains entitled to nominate three out of the five directors in Multisys, who manage and control the operations of Multisys. Consequently, the results of operation and financial position of Multisys continue to be consolidated with the PLDT Group.

Investment in Kayana Solutions Inc., or Kayana (formerly Limitless Growth Ventures, Inc.)

In March 2024, PLDT invested in Kayana, to serve as a digital entity designed to harness the data assets of the MVP Group of Companies and provide a platform for a Group-wide digitalization initiatives. This collaboration marks the first step in a collective effort aimed at creating new growth new opportunities and value within the MVP Group of Companies.

Kayana will leverage a technology platform capable of enabling the MVP Group of Companies to scale operations and achieve seamless integration of services and capabilities. Additionally, payments and rewards systems are expected to play a pivotal role in enhancing the overall user experience.

As of September 27, 2024, PLDT has invested Php840 million in Kayana representing 840 million common shares, or 60% equity interest, including subscription payable of Php288 million.

On September 30, 2024, Kayana entered into share subscription agreements with its shareholders, wherein PLDT subscribed to additional shares valued at Php46.5 million and the remaining shareholders subscribed to additional shares valued at Php523.5 million. As a result, PLDT’s equity ownership in Kayana is reduced to 45%, leading PLDT to account for its remaining interest as an investment in associate.

The following summarizes the subscription agreements entered into by PLDT with Kayana:

Date	Number of Shares Acquired
(in millions)
March 24, 2024	754.5
September 27, 2024	85.5
September 30, 2024	46.5

As at December 31, 2024, PLDT’s investment in Kayana amounted to Php886.5 million, including subscription payable of Php10.5 million, with carrying value of Php853 million. See Note 11 – Investment in Associates and Joint Venture – Investment in Associates.

Investment in Radius Telecom, Inc., or Radius

On April 30, 2024, PLDT Inc. invested Php2 billion for 2,491,516 common shares, or 34.9% equity interest in Radius. This strategic investment aims to enhance PLDT’s market share through an integrated alignment of solution capabilities and expanded market coverage. See Note 11 – Investment in Associates and Joint Venture – Investment in Associates.

Reduction of Capital in PLDT Capital Pte Ltd., or PLDT Capital

On May 6, 2024, the Directors of PLDT Capital approved the reduction of the company’s issued and paid-up share capital from Php891 million, comprising 26,773,606 ordinary shares, to Php1 million, comprising 30,058 fully paid ordinary shares. The Accounting and Corporate Regulatory Authority of Singapore approved the capital reduction of PLDT Capital on July 12, 2024.

Discontinued Operations

In 2023, ePLDT completed the winding down of operations of certain subsidiaries. As a result, the operations of these discontinued ePLDT subsidiaries were classified as discontinued operations in the consolidated income statements.

The results of the operations of the discontinued ePLDT subsidiaries, net of intercompany transactions, for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
	(in million pesos)
Revenues	107	883
Expenses:
Selling, general and administrative expenses	168	891
Depreciation and amortization	21	83
Cost of services	3	345
	192	1,319
Net operating loss	(85)	(436)

Other income (expenses):
Foreign exchange gains – net	4	2
Interest income	1	—
Financing costs	(2)	(7)
Others	41	(82)
	44	(87)
Loss before tax from discontinued operations	(41)	(523)
Provision for income tax	—	77
Loss after tax from discontinued operations	(41)	(600)
Loss per share (Note 8):
Basic/Diluted – Loss from discontinued operations	(0.19)	(2.77)

Below are the assets and liabilities of the discontinued ePLDT subsidiaries, net of intercompany transactions, which were included in our consolidated statements of financial position as at December 31, 2023.

2023
(in million pesos)
Assets:
Cash and cash equivalents	109
Short-term investments	9
Other assets	236
354
Liabilities:
Accrued expenses and other current liabilities	224
Income tax payable	3
Accounts payable	2
Other liabilities	10
239
Net assets directly associated with disposal group	115

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

New Standards, Interpretations and Amendments

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new standards effective in 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Unless otherwise indicated, adoption of these new standards did not have an impact on the consolidated financial statements of the PLDT Group

•
Amendments to IAS 1, Classification of Liabilities as Current or Non-current

The amendments clarify:

o
That only covenants with which an entity must comply on or before reporting date will affect a liability’s classification as current or non-current.
o
That classification is unaffected by the likelihood that an entity will exercise its deferral right.
o
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
•
Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

The amendments specify how a seller-lessee measures the lease liability arising in a sale and leaseback transaction in a way that it does not recognize any amount of the gain or loss that relates to the right of use retained.

•
Amendments to IAS 7 and IFRS 7, Disclosures: Supplier Finance Arrangements

The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments do not have a material impact on the Group’s financial statements.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument within the scope of IFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss. In accordance with IFRS 9, the contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

Property and equipment and intangible assets are not depreciated or amortized once classified as held-for-sale.

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

Financial assets at amortized cost

These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in Other income (expenses) – net in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset. Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, portions of short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2024 and 2023. See Note 12 – Debt Instruments at Amortized Cost, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

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

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at December 31, 2024 and 2023. See Note 27 – Financial Assets and Liabilities.

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

Our financial liabilities at FVPL include derivative financial liabilities and liability from redemption of preferred stock as at December 31, 2024 and 2023. See Note 19 – Equity – Redemption of Preferred Stock, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable, certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2024 and 2023. See Note 10 – Leases, Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

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

We do not reclassify our financial liabilities.

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

Write-off Policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. We write-off an account when all of the following conditions are met:

•
The asset is past due for over 90 days, or is already an item-in-litigation with any of the following:
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

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated with construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

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

Investment Properties

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in profit or loss in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an annual valuation performed by an accredited external independent valuer applying a valuation model.

Investment properties are derecognized either when they have been disposed of (i.e., at the date the recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property, we consider the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

Transfers are made to (or from) investment property only when there is a change in use.

For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.

If owner-occupied property becomes an investment property, we account for such property in accordance with IAS 16, Property and Equipment. The difference between the carrying amount of the property in accordance with IAS 16 and its fair value is treated the same way as revaluation in accordance with IAS 16. Any resulting decrease in the carrying amount of the property is recognized in profit or loss. However, to the extent that an amount is included in revaluation surplus for that property, the decrease in recognized in other comprehensive income and reduces the revaluation surplus within equity. Any resulting increase in the carrying amount is recognized in profit or loss to the extent that the increase reverses a previous impairment loss for that property. The amount recognized in profit or loss does not exceed the amount needed to restore the carrying amount to the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized. Any remaining part of the increase in carrying amount is recognized in other comprehensive income and increases the revaluation surplus within equity. On subsequent disposal of the investment property, the revaluation surplus included in equity may be transferred to retained earnings. The transfer from revaluation surplus to retained earnings is not made through profit or loss.

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

Our revenues are principally derived from providing the following telecommunications services: cellular voice, SMS and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

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

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Landline Plus products, Smart, TNT and SmartBro. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

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

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance. Revenue from both wireless and fixed line long distance calls are recognized as the service is provided. In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average customer relationship period, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period.

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

Activation services and installation services for voice and data services that are not a distinct performance obligation are considered together with monthly voice and data services as a single performance obligation, recognized over the estimated average customer relationship period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered. On the other hand, custom-built installation services provided to data services subscribers are considered a distinct separate performance obligation and is recognized when services are rendered.

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

Our contract with customers for revenue-related activity includes a promise to provide future telco services or rights to third-party services in the form of earning points. We consider these revenue-related earnings as performance obligation and the transaction price is allocated to each performance obligation. For earnings on non-revenue activity, we recognize a financial liability upon redemption of the points from third party partners.

We also offer PLDT Home Rewards. This customer loyalty program is available exclusively to active PLDT Home customers except for Home Biz and Corporate accounts which are not currently eligible for enrollment. Under this program, PLDT Home customers are granted points to incentivize customer-related activities. Points earned thru enrollment, payment on time, upgrade , availment of VAS add-on etc.

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

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month. We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic. We estimate the amount of variable consideration to which we are entitled and included in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

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

The amortization of costs to obtain and costs to fulfill are presented as part of selling, general and administrative expenses, and depreciation and amortization, respectively, in the consolidated income statements.

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

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net defined benefit asset is recognized as part of “Prepayments, and other nonfinancial assets - net of current portion” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

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

•
ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life, or EUL, and the lease term. ROU assets are subject to impairment. Refer to the accounting policies in impairment of non-financial assets section.

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

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in our consolidated income statements as required or permitted by IFRS Accounting Standards.

Standards Issued But Not Yet Effective

Pronouncements issued but not yet effective are listed below. The PLDT Group intends to adopt the following pronouncements when they become effective. Adoption of these pronouncements is not expected to have a significant impact on the PLDT Group’s consolidated financial statements.

Effective beginning on or after January 1, 2025

•
IFRS 17, Insurance Contracts
•
Amendments to IAS 21, Lack of Exchangeability

Effective beginning on or after January 1, 2026

•
Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments
•
Annual Improvements to IFRS Accounting Standards—Volume 11
o
Amendments to IFRS 1, Hedge Accounting by a First-time Adopter
o
Amendments to IFRS 7, Gain or Loss on Derecognition
o
Amendments to IFRS 9, Lessee Derecognition of Lease Liabilities and Transaction Price
o
Amendments to IFRS 10, Determination of a ‘De Facto Agent’
o
Amendments to IAS 7, Cost Method

Effective beginning on or after January 1, 2027

•
IFRS 18, Presentation and Disclosure in Financial Statements
•
IFRS 19, Subsidiaries without Public Accountability

Deferred effectivity

•
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

3.
Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with IFRS Accounting Standards requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

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

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally three years for fixed line and two years for wireless). Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

a)
We are primarily responsible for fulfilling the promise to provide the specified equipment;
b)
We bear inventory risk on our inventory before it has been transferred to the customer; and
c)
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

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

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

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

Total depreciation of ROU assets from continuing operations in our consolidated income statements amounted to Php7,315 million, Php6,898 million and Php5,661 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil, Php19 million and Php55 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total lease liabilities amounted to Php54,038 million and Php47,546 million as at December 31, 2024 and 2023, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 10 – Leases and Note 27 – Financial Assets and Liabilities.

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

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed within the year. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

See related discussion in Note 9 – Property and Equipment and Note 10 – Leases.

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

See related discussion in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

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

Assessment of loss of control over PG1 and Kayana

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

PG1

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

As at December 31, 2024 and 2023, PLDT holds 47.6% interest over PG1.

Kayana

The September 30, 2024 subscription agreement resulted in PLDT’s owning 45% interest and MPIC and Meralco ownership at 27.5% each. Consequently, as at December 31, 2024, PLDT lost its control over Kayana and accounted for its remaining interest as an investment in associate.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2024 and 2023.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2024 and 2023.

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

We apply judgment to estimate the amortization period of subscriber contract costs. As part of our annual evaluation of the average customer relationship period, our reassessment in 2023 resulted to a shorter amortization period with a range of 3-6 years for certain types of subscriber contracts brought by the effect of Corona Virus Disease, or COVID-19 Pandemic given the dynamic nature of subscriber behavior and market condition.

As at December 31, 2024, the estimated useful lives of the subscriber contract costs to fulfill would range from six to seven years.

The change in the amortization period reflects the expected timing of transfer of the services to our subscribers. This was accounted for prospectively as a change in accounting estimate, thereby resulting in additional charges to profit or loss amounting to Php13,924 million for the full year 2023. Further details on subscriber contract costs are disclosed in
Note 18 – Prepayments and Other Non-Financial Assets.

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

Our lease liabilities amounted to Php54,038 million and Php47,546 million as at December 31, 2024 and 2023, respectively. See Note 10 – Leases.

Impairment of non-financial assets

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

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments and other non-financial assets are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 13 – Investment Properties, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments and Other Non-Financial Assets, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed at least every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2019, the most significant of which were the 2G technology-related equipment. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million for the year ended December 31, 2022.

Smart shortened its estimated useful lives of certain network, technology and other equipment in 2020, the most significant of which are the 3G technology-related equipment. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting in low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result in further re-assessment of the estimated useful life, or EUL for the 3G technology assets. As a result, Smart recognized additional depreciation expense of Php9,421 million for the year ended December 31, 2022.

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

In 2022, PLDT embarked on the moveout and modernization of network equipment that were located in its Makati Offices. As a result, we recognized additional depreciation expense of Php1,844 million in 2022.

In addition, PLDT accelerated the depreciation of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. Migration of Vectored Very High-Speed Digital Subscribers, or VVDSL, to Fiber Optic facilities, upgrading and strengthening of fiber optic cables, laying out Transport Network Transformation (TNT), expansion of some key core network equipment continued in 2022, which replaced several legacy network system and equipment that resulted in PLDT recognizing additional depreciation expenses amounting to Php34,773 million in 2022.

In 2023, PLDT and Smart increased the EUL of Information Technology assets and general computers and peripherals, due to technological advancement allowing extended warranty and Maintenance Agreement. Smart increased the EUL of Self-Supporting Towers due to cost-effective structure which allows future expansion and upgrades of mounting antennas and is designed for durability and resistance to withstand the elements, hence extending the vendor's warranty. Had the affected assets been depreciated using the original EUL, the depreciation would have been higher by Php934 million for the year 2023.

In 2024, the PLDT Group further launched initiatives to continuously modernizing its property and equipment to enhance operational efficiencies. On this basis, the Group reassessed the EUL of certain assets, including among others, certain legacy network system replaced by Transport Network Transformation (TNT) and Core Transformation, Operations Support Systems and Optical Line and Terminal Access equipment. As a result of changes in accounting estimates, the PLDT Group recognized additional depreciation expense of Php5,686 million in the income statement for the year ended December 31, 2024.

The total depreciation and amortization of property and equipment from continuing operations amounted to Php41,224 million, Php51,543 million and Php92,970 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil, Php2 million and Php28 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php318,069 million and Php287,103 million as at December 31, 2024 and 2023, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

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

The total amortization of intangible assets with finite lives amounted to Php240 million, Php221 million and Php228 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,303 million and Php1,174 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land is based on a market approach valuation technique while the valuation for building and land improvements is based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php803 million and Php817 million as at December 31, 2024 and 2023, respectively. Total consolidated provision for deferred income tax amounted to Php3,938 million and Php1,648 million for the years ended December 31, 2024 and 2023, respectively while total consolidated benefit from deferred income tax amounted to Php4,175 million for the year ended December 31, 2022.

Total consolidated recognized net deferred income tax assets amounted to Php14,643 million and Php18,172 million as at December 31, 2024 and 2023, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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
Inputs, assumptions and estimation techniques
•
General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default on its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under a general approach is measured on a 12-month basis.

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

We used historically observed default rates and adjusted these historical credit loss experiences with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

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

Due to lack of reasonable and supportable information, we have not identified any uncertain event that was assessed to be relevant to the risk of default occurring, thus we are not able to estimate the impact on ECL.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to Php3,875 million, Php4,119 million and Php5,126 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil, Php4 million and Php30 million for the years ended December 31, 2024, 2023 and 2022, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php31,612 million and Php26,086 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Total impairment losses on contract assets amounted to Php181 million, Php224 million and Php227 million for the years ended December 31, 2024, 2023 and 2022, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,886 million and Php1,918 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information was considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, The Group of Twenty, or G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

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

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consist, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs from continuing operations amounted to Php1,441 million, Php1,426 million and Php1,743 million for the years ended December 31, 2024, 2023 and 2022, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2024 and 2023 and Php6 million for the year ended December 31, 2022. The prepaid benefit costs amounted to Php975 million and Php917 million as at December 31, 2024 and 2023, respectively. The accrued benefit costs amounted to Php3,548 million and Php3,541 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits.

Long-term Incentive Plan, LTIP

The ECC of the PLDT Board of Directors approved the LTIP covering the years 2022 to 2026, on December 23, 2021. It covers two cycles, and is intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the Company’s performance in various ESG materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and greenhouse gas (GHG) emissions, employee and customer welfare, diversity and inclusion, cybersecurity and data privacy, and business ethics. Cycle 1 covers the performance period from 2022 to 2024 and payout will be based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 to 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php1,136 million, Php839 million and Php1,272 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The accrued incentive payable amounted to Php3,406 million and Php2,183 million as at December 31, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,752 million and Php1,164 million as at December 31, 2024 and 2023, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management’s assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or the effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2024 amounted to Php3,066 million and Php247,962 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2023 amounted to Php3,571 million and Php233,845 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.
Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Executive Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services. We have three reportable operating segments as follows:

•
Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global;
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; data center, cloud, cybersecurity services, managed information technology services through ePLDT and its subsidiaries; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies.

See Note 2 – Summary of Material Accounting Policies for further discussion.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS Accounting Standards. The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2024, 2023 and 2022, and as at December 31, 2024 and 2023 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2024
Revenues
External customers	104,944	111,889	—	—	216,833
Service revenues	96,989	111,393	—	—	208,382
Non-service revenues	7,955	496	—	—	8,451
Inter-segment transactions	790	14,601	—	(15,391)	—
Service revenues	790	14,601	—	(15,391)	—
Non-service revenues	—	—	—	—	—
Total revenues	105,734	126,490	—	(15,391)	216,833
Results
Depreciation and amortization	36,297	29,065	—	(9,374)	55,988
Asset impairment	906	3,415	—	—	4,321
Interest income	698	230	15	(27)	916
Equity share in net losses of associates and joint ventures	—	(67)	(923)	—	(990)
Financing costs – net	9,763	7,456	—	(1,719)	15,500
Provision for (benefit from) income tax	3,276	6,501	(9)	370	10,138
Net income (loss) / Segment profit (loss)	11,060	32,392	(1,069)	(9,828)	32,555

Assets and liabilities
Operating assets	326,672	291,635	19,879	(82,318)	555,868
Investments in associates and joint ventures	108	44,758	7,898	—	52,764
Deferred income tax assets – net	6,537	8,014	62	30	14,643
Total assets	333,317	344,407	27,839	(82,288)	623,275
Operating liabilities	280,160	287,993	1,182	(62,855)	506,480
Deferred income tax liabilities	15	43	—	2	60
Total liabilities	280,175	288,036	1,182	(62,853)	506,540
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	40,767	37,294	185	—	78,246

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2023
Revenues
External customers	103,718	107,235	—	—	210,953
Service revenues	94,994	106,838	—	—	201,832
Non-service revenues	8,724	397	—	—	9,121
Inter-segment transactions	683	13,499	—	(14,182)	—
Service revenues	683	13,498	—	(14,181)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	104,401	120,734	—	(14,182)	210,953

Results
Depreciation and amortization	31,498	36,855	—	(9,912)	58,441
Asset impairment	648	3,784	—	—	4,432
Interest income	720	324	7	(35)	1,016
Equity share in net losses of associates and joint ventures	—	(595)	(2,211)	—	(2,806)
Financing costs – net	9,034	6,824	—	(2,103)	13,755
Provision for income tax	5,537	4,015	1	59	9,612
Net income (loss) / Segment profit (loss)	17,522	26,514	(2,270)	(14,901)	26,824
Continuing operations	17,522	26,514	(2,270)	(14,901)	26,865
Discontinued operations (Notes 2 and 8)	—	—	—	—	(41)

December 31, 2023
Assets and liabilities
Operating assets	291,140	260,220	13,415	(23,736)	541,039
Investments in associates and joint ventures	41	42,709	7,558	—	50,308
Deferred income tax assets – net	5,356	11,270	53	1,493	18,172
Total assets	296,537	314,199	21,026	(22,243)	609,519
Operating liabilities	233,237	279,660	1,883	(15,812)	498,968
Deferred income tax liabilities	—	165	—	—	165
Total liabilities	233,237	279,825	1,883	(15,812)	499,133

December 31, 2023
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)	36,797	48,286	—	—	85,083

(1) Net of additions subject to sale and leaseback from tower companies.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)

December 31, 2022
Revenues
External customers	103,482	100,880	—	—	204,362
Service revenues	95,060	100,284	—	—	195,344
Non-service revenues	8,422	596	—	—	9,018
Inter-segment transactions	792	26,930	—	(27,722)	—
Service revenues	792	26,930	—	(27,722)	—
Total revenues	104,274	127,810	—	(27,722)	204,362

Results
Depreciation and amortization	52,660	55,707	—	(9,736)	98,631
Asset impairment	1,173	4,870	1	—	6,044
Interest income	451	202	14	(14)	653
Equity share in net gains (losses) of associates and joint ventures	—	(253)	(3,051)	—	(3,304)
Financing costs – net	8,349	6,100	—	(2,690)	11,759
Provision for (benefit from) income tax	3,793	(1,102)	(134)	140	2,697
Net income (loss) / Segment profit (loss)	15,104	16,766	(2,669)	(17,866)	10,735
Continuing operations	15,104	16,766	(2,669)	(17,866)	11,335
Discontinued operations (Notes 2 and 8)	—	—	—	—	(600)

Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)	46,636	50,174	—	—	96,810

(1) Net of additions subject to sale and leaseback from tower companies.

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in million pesos)
Wireless services
Service revenues:
Mobile	95,508	93,365	93,029
Home broadband	1,481	1,629	2,028
Others	—	—	3
	96,989	94,994	95,060
Non-service revenues:
Sale of mobile handsets and broadband data modems	7,955	8,724	8,422
Total wireless revenues	104,944	103,718	103,482
Fixed line services
Service revenues:
Data	82,893	81,509	77,889
Voice and miscellaneous	28,500	25,329	22,395
	111,393	106,838	100,284
Non-service revenues:
Sale of phone units, devices and others	496	397	596
Total fixed line revenues	111,889	107,235	100,880
Total revenues	216,833	210,953	204,362

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2024, 2023 and 2022.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the years ended
December 31, 2024, 2023 and 2022:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2024
Type of good or service
Service revenue	97,779	125,994	—	(15,391)	208,382
Non-service revenue	7,955	496	—	—	8,451
Total revenues from contracts with customers	105,734	126,490	—	(15,391)	216,833

Timing of revenue recognition
Transferred over time	97,779	125,994	—	(15,391)	208,382
Transferred at a point time	7,955	496	—	—	8,451
Total revenues from contracts with customers	105,734	126,490	—	(15,391)	216,833

December 31, 2023
Type of good or service
Service revenue	95,677	120,336	—	(14,181)	201,832
Non-service revenue	8,724	398	—	(1)	9,121
Total revenues from contracts with customers	104,401	120,734	—	(14,182)	210,953

Timing of revenue recognition
Transferred over time	95,677	120,336	—	(14,181)	201,832
Transferred at a point time	8,724	398	—	(1)	9,121
Total revenues from contracts with customers	104,401	120,734	—	(14,182)	210,953

December 31, 2022
Type of good or service
Service revenue	95,852	127,214	—	(27,722)	195,344
Non-service revenue	8,422	596	—	—	9,018
Total revenues from contracts with customers	104,274	127,810	—	(27,722)	204,362

Timing of revenue recognition
Transferred over time	95,852	127,214	—	(27,722)	195,344
Transferred at a point time	8,422	596	—	—	9,018
Total revenues from contracts with customers	104,274	127,810	—	(27,722)	204,362

Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at December 31, 2024, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php45,868 million, of which we expect to recognize approximately 51% in 2025 and 49% in 2026 and onwards. As at December 31, 2023, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php40,487 million, of which we recognized approximately 56% in 2024 and expect to recognize 44% in 2025 and onwards.

Contract Balances

Contract balances as at December 31, 2024 and 2023 consists of the following:

	2024	2023
	(in million pesos)
Trade and other receivables (Note 16)	48,808	43,301
Contract assets	1,953	1,960
Contract liabilities and unearned revenues (Notes 21 and 23)	16,067	18,895

Set out below is the movement in the allowance for expected credit losses of contracts assets as at December 31, 2024 and 2023.

	2024	2023
	(in million pesos)
Balances at beginning of the year	42	45
Provisions	—	—
Reversals and reclassification	25	(3)
Balances at end of the year	67	42

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Balances at beginning of the year	18,895	17,114
Deferred during the year	123,975	135,982
Recognized as revenue during the year	(126,803)	(134,201)
Balances at end of the year	16,067	18,895

The contract liabilities and unearned revenues accounts as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Unearned revenues from prepaid contracts	6,543	6,864
Short-term advances for installation services	2,773	5,004
Leased facilities	4,630	4,851
Advance monthly service fees	2,098	2,152
Long-term advances from equipment	23	24
Total contract liabilities and unearned revenues	16,067	18,895

Contract liabilities:
Noncurrent (Note 21)	256	300
Current (Note 23)	17	16

Unearned revenues:
Noncurrent (Note 21)	5,369	7,906
Current (Note 23)	10,425	10,673

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Repairs and maintenance	30,653	30,186	28,923
Compensation and employee benefits	24,479	24,644	29,256
Professional and other contracted services	7,878	9,077	8,828
Selling and promotions	5,427	8,037	6,558
Taxes and licenses	5,156	5,215	4,044
Insurance and security services	1,408	1,344	1,576
Rent	1,398	1,372	2,031
Communication, training and travel	1,165	1,229	1,467
Amortization of intangible assets (Note 14)	240	221	228
Other expenses	504	551	1,565
Total selling, general and administrative expenses	78,308	81,876	84,476

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Salaries and other employee benefits	20,214	20,358	21,213
Manpower Rightsizing Program (MRP)	1,688	2,021	5,028
Pension benefit costs (Note 25)	1,441	1,426	1,743
Incentive plan (Note 25)	1,136	839	1,272
Total compensation and employee benefits	24,479	24,644	29,256

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

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Cost of mobile handsets, phone units, broadband data modems and devices	10,046	10,948	11,029
Cost of services	3,965	4,144	3,143
Total cost of sales and services	14,011	15,092	14,172

Asset Impairment

Asset impairment for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Trade and other receivables (Note 16)	3,875	4,119	5,126
Inventories and supplies (Note 17)	196	89	408
Contract assets	181	224	227
Property and equipment	67	—	282
Prepayments and other nonfinancial assets	2	—	1
Total asset impairment	4,321	4,432	6,044

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Gains on derivative financial instruments – net (Note 27)	4,023	1,198	2,322
Gain on sale and leaseback of telecom towers – gross of expenses (Note 9)	1,442	7,777	25,852
Interest income	916	1,016	653
Income from prescription of preferred shares redemption liability (Note 19)	71	—	7,839
Gain on disposal of property and equipment	85	468	148
Gain on dilution of shares in MIH (Note 11)	—	—	660
Gain on debt modification(1)	—	—	295
Foreign exchange gains (losses) – net	(36)	1,149	(4,687)
Equity share in net losses of associates and joint ventures (Note 11)	(990)	(2,806)	(3,304)
Financing costs – net	(15,500)	(13,755)	(11,759)
Others – net	2,195	736	1,078
Total other income (expenses) – net	(7,794)	(4,217)	19,097

(1) PLDT and Smart re-negotiated terms of selected outstanding Philippine Peso loans in 2022. Under IFRS 9, the difference of the current carrying value and the present value of the modified cash flows of the loan should be recognized as a gain or loss on debt modification.

Interest Income

Interest income for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Interest income arising from revenue contracts with customers	574	467	294
Interest income on cash and cash equivalents (Note 15)	267	469	255
Interest income on financial instruments at amortized cost	47	54	59
Interest income on financial instruments at FVPL	8	12	12
Interest income – others	20	14	33
Total interest income	916	1,016	653

Financing Costs – Net

Financing costs – net for the years ended December 31, 2024, 2023 and 2022 consist of the following:

	2024	2023	2022
	(in million pesos)
Interest on loans and other related items	13,620	12,159	10,860
Accretion on lease liabilities (Note 10)	3,935	3,266	2,057
Accretion on financial liabilities	455	409	375
Financing charges	79	90	215
Capitalized interest (Note 9)	(2,589)	(2,169)	(1,748)
Total financing costs – net	15,500	13,755	11,759

6. Components of Other Comprehensive Income (Loss)

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial investments at FVPL – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2024	133	—	(4,608)	544	(38,260)	(21)	—	(42,212)	10	(42,202)
Other comprehensive income (loss)	141	—	(1,547)	1,196	(1,462)	(8)	—	(1,680)	(60)	(1,740)
Balances as at December 31, 2024	274	—	(6,155)	1,740	(39,722)	(29)	—	(43,892)	(50)	(43,942)

Balances as at January 1, 2023	149	(9)	(3,287)	544	(32,856)	(20)	(3)	(35,482)	25	(35,457)
Other comprehensive income (loss)	(8)	—	(1,256)	—	(5,469)	3	—	(6,730)	(15)	(6,745)
	141	(9)	(4,543)	544	(38,325)	(17)	(3)	(42,212)	10	(42,202)
Adjustments	(8)	9	(65)	—	65	(4)	3	—	—	—
Balances as at December 31, 2023	133	—	(4,608)	544	(38,260)	(21)	—	(42,212)	10	(42,202)

Balances as at January 1, 2022	366	(9)	(1,965)	544	(35,356)	(14)	(3)	(36,437)	15	(36,422)
Other comprehensive income (loss)	(217)	—	(2,544)	—	2,500	(6)	—	(267)	10	(257)
Cashflow hedges to retained earnings	—	—	1,222	—	—	—	—	1,222	—	1,222
Balances as at December 31, 2022	149	(9)	(3,287)	544	(32,856)	(20)	(3)	(35,482)	25	(35,457)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Net deferred income tax assets	14,643	18,172
Net deferred income tax liabilities	60	165

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	3,914	5,192
Accumulated provision for expected credit losses	3,618	3,667
Lease liability over ROU assets under IFRS 16(1)	3,240	3,448
Pension and other employee benefits	2,607	2,224
Fixed asset impairment/depreciation due to shortened life of property and equipment	2,480	2,875
Unamortized past service pension costs	1,908	2,629
Unrealized foreign exchange losses	1,404	1,157
Accumulated write-down of inventories to net realizable values	371	393
NOLCO	266	199
Excess MCIT over RCIT	13	—
Taxes and duties capitalized	(167)	(147)
Derivative financial instruments	(203)	215
Customer list and trademark	(361)	(272)
Capitalized charges and others	(4,447)	(3,408)
Total deferred income tax assets – net	14,643	18,172
Net deferred income tax liabilities:
Investment property	389	240
Unrealized foreign exchange gains	22	21
Others	(351)	(96)
Total deferred income tax liabilities	60	165

(1) As at December 31, 2024 and 2023, the deferred tax asset on lease liability amounted to Php13,234 million and Php11,909 million, respectively while the deferred tax liability on right of use asset amounted to Php9,994 million and Php8,461 million, respectively.

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Net deferred income tax assets – balances at beginning of the year	18,172	17,636
Net deferred income tax liabilities – balances at beginning of the year	(165)	(204)
Net balances at beginning of the year	18,007	17,432
Movement charged directly to other comprehensive income (loss)	597	2,226
Provision for deferred income tax	(3,938)	(1,648)
Others	(83)	(3)
Net balances at end of the year	14,583	18,007
Net deferred income tax assets – balances at end of the year	14,643	18,172
Net deferred income tax liabilities – balances at end of the year	(60)	(165)

The analysis of our consolidated net deferred income tax assets as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	11,449	15,423
Deferred income tax assets to be recovered within 12 months	3,194	2,749
Net deferred income tax assets	14,643	18,172

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	106	165
Deferred income tax liabilities to be settled within 12 months	(46)	—
Net deferred income tax liabilities	60	165

Provision for (benefit from) income tax for the years ended December 31, 2024, 2023 and 2022 consist of:

	2024	2023	2022
	(in million pesos)
Current	6,200	7,964	6,949
Deferred (Note 3)	3,938	1,648	(4,175)
	10,138	9,612	2,774

The impact of the application of MCIT amounting to Php53 thousand, Php103 million and Php5 million for the years ended December 31, 2024, 2023 and 2022, respectively, were considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	10,673	9,109	3,377
Tax effects of:
Equity share in net losses of associates and joint ventures	207	701	427
Loss (income) not subject to income tax	57	(97)	16
Nondeductible expenses	12	326	145
NOLCO/MCIT expiration	1	25	3
Net movement in unrecognized deferred income tax assets and other adjustments	(127)	338	(103)
Income subject to final tax	(172)	(251)	(185)
Special deductible items and income subject to lower tax rate	(210)	(163)	(141)
Difference between Optional Standard Deduction (OSD) and itemized deductions	(303)	(376)	(765)
Actual provision for income tax	10,138	9,612	2,774

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Accumulated provision for expected credit losses	1,266	1,294
NOLCO	1,208	1,541
Customer list and trademark	428	49
Fixed asset impairment	169	192
Unrealized foreign exchange losses	50	37
Derivative financial instruments	35	44
Provisions	25	72
Accumulated write-down of inventories to net realizable values	15	22
Unearned revenues	9	9
Lease liability over ROU assets under IFRS 16	3	1
Excess MCIT over RCIT	2	2
Pension and other employee benefits	(5)	(3)
	3,205	3,260
Unrecognized deferred income tax assets	803	817

In 2024, DMPI, IP Converge and VITRO availed the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI, IP Converge and VITRO amounting to Php237 million and Php208 million as at December 31, 2024 and 2023, respectively, were not recognized.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2024 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2021(1)	December 31, 2026	—	53
December 31, 2022	December 31, 2025	—	687
December 30, 2023	December 31, 2026	1	1,113
December 31, 2024	December 31, 2026	22	466
		23	2,319
Consolidated tax benefits		23	580
Consolidated unrecognized deferred income tax assets		(2)	(314)
Consolidated recognized deferred income tax assets		21	266

(1) Under R.A. 11494.

The excess MCIT totaling Php23 million as at December 31, 2024 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to nil, Php103 million and Php5 million for the years ended December 31, 2024, 2023 and 2022, respectively. The amount of expired MCIT amounted to Php1 million, Php14 million and Php3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NOLCO totaling Php2,319 million as at December 31, 2024 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php459 million, Php129 million and Php42 million for the years ended December 31, 2024, 2023 and 2022, respectively. The amount of expired NOLCO amounted to nil, Php47 million and Php225 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by President Rodrigo Duterte on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises that stemmed from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extended the carry-over of the NOLCO incurred in 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, NOLCO incurred in 2021 amounting to Php53 million, which ordinarily can be carried over until December 31, 2024, has been extended until December 31, 2026.

Registration with Clark Special Economic Zone

ClarkTel’s franchise expired on July 1, 2024. Prior to the expiration, ClarkTel’s Board of Directors applied for a national franchise. The franchise application has been filed and for evaluation of Congress as of report date. Considering the timeline for the national franchise grant, the Company also applied for value added services (VAS) license with the National Telecommunications Commission to ensure continued services to subscribers. The license was approved on
November 20, 2024 with a validity period of up to November 19, 2029.

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992. As a registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227. These incentives are in effect until May 11, 2027 by virtue of a License to Operate issued by Clark Development Corporation.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

BEPS 2.0 Pillar Two Impact Assessment

The Organization for Economic Cooperation and Development (OECD) has published Global Anti-Base Erosion Model Rules (GLoBE Rules or Pillar Two Model Rules) which include a minimum tax rate by jurisdiction. The Pillar Two Model Rules apply to multinationals enterprises (MNEs) with annual consolidated revenues in excess of Euro 750 million in at least two (2) of the four (4) calendar years immediately preceding the tested fiscal year. PLDT Group is in scope for Pillar Two Model Rules and for the year ended December 31, 2024 has adopted the amendments to IAS 12, Income Taxes, which provides a mandatory exception from recognizing or disclosing deferred taxes related to Pillar Two income taxes. PLDT Group expects the Domestic Minimum Top-up Tax and the Income Inclusion Rule will become effective in Singapore and in Malaysia in 2025 and these rules might impact PLDT Group. However, the Pillar Two legislations were enacted close to the reporting date. Therefore, PLDT Group is still in the process of assessing the potential exposure to Pillar Two income taxes as of December 31, 2024. The potential exposure of PLDT Group, if any, to Pillar Two income taxes is currently not known or reasonably estimable. In addition, PLDT Group also notes that in 2024, Canada and the United Kingdom had introduced Income Inclusion Rule and Qualified Domestic Minimum Top-up Tax applicable for the year ended December 31, 2024. However, the impact of this legislation is expected to be insignificant in value. PLDT Group continues to monitor developments in the enactment of Pillar Two legislations to evaluate the potential future impact on PLDT Group’s consolidated financial statements.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	32,307	32,307	26,655	26,655	11,085	11,085
Discontinued operations	—	—	(41)	(41)	(600)	(600)
Consolidated net income attributable to common shares	32,307	32,307	26,614	26,614	10,485	10,485
Dividends on preferred shares (Note 19)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	32,248	32,248	26,555	26,555	10,426	10,426

	(in thousands, except per share amounts which are in pesos)
Outstanding common shares at beginning of year	216,056	216,056	216,056	216,056	216,056	216,056
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056

EPS from continuing operations	149.26	149.26	123.10	123.10	51.03	51.03
EPS from discontinued operations	—	—	(0.19)	(0.19)	(2.77)	(2.77)
EPS attributable to common equity holders of PLDT	149.26	149.26	122.91	122.91	48.26	48.26

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options has an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.
Property and Equipment

Changes in property and equipment account for the years ended December 31, 2024 and 2023 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Building and lease improvement	Vehicles, furniture and other network equipment	Information Origination Termination		Land and land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
December 31, 2024
Net book value at beginning of the year	81,227	384	101,941	7,979	3,654	—		4,122	18,794	1,162	67,840	287,103
Additions (Note 4)	86	—	70	31	397	—		—	598	—	69,730	70,912
Disposals/retirements	—	—	(19)	(1)	(234)	—		—	(1)	(129)	—	(384)
Reclassification	31,435	—	33,692	542	(809)	—		456	5,561	202	(69,167)	1,912
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	1	—		—	—	—	—	2
Adjustments	—	(25)	—	—	25	—		—	—	—	(185)	(185)
Impairment losses recognized during the year	—	—	—	—	—	—		—	—	(67)	—	(67)
Depreciation and amortization (Note 3)	(11,484)	(102)	(19,178)	(1,247)	(1,063)	—		(104)	(7,742)	(304)	—	(41,224)
Net book value at end of the year	101,265	257	116,506	7,304	1,971	—		4,474	17,210	864	68,218	318,069
As at December 31, 2024
Cost	316,803	532	362,387	27,884	36,467	—		4,960	56,418	1,930	68,218	875,599
Accumulated depreciation, impairment and amortization	(215,538)	(275)	(245,881)	(20,580)	(34,496)	—		(486)	(39,208)	(1,066)	—	(557,530)
Net book value	101,265	257	116,506	7,304	1,971	—		4,474	17,210	864	68,218	318,069

December 31, 2023
Net book value at beginning of the year	70,957	3,606	101,963	6,646	4,157	34,786		4,272	10,798	133	55,427	292,745
Additions (Note 4)	5,221	19	4,913	108	529	7,945		212	952	11	65,173	85,083
Disposals/retirements	(1)	—	(17)	(8)	(119)	—		(320)	(6)	—	—	(471)
Reclassification	—	—	1,311	—	—	(24,470)		—	—	—	(15,269)	(38,428)
Transfers and others	14,484	—	10,245	2,291	321	204		68	8,364	1,210	(37,187)	—
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	1	—		—	—	—	—	2
Adjustments	—	(3,055)	—	13	1	(83)		(45)	3,106	84	(304)	(283)
Depreciation and amortization from continuing operations (Notes 2 and 3)	(9,435)	(186)	(16,474)	(1,071)	(1,234)	(18,382)	(a)	(65)	(4,420)	(276)	—	(51,543)
Depreciation and amortization from discontinued operations (Notes 2 and 3)	—	—	—	—	(2)	—		—	—	—	—	(2)
Net book value at end of the year	81,227	384	101,941	7,979	3,654	—		4,122	18,794	1,162	67,840	287,103
As at December 31, 2023
Cost	280,237	683	344,218	28,881	40,387	—		4,504	50,344	1,914	67,840	819,008
Accumulated depreciation, impairment and amortization	(199,010)	(299)	(242,277)	(20,902)	(36,733)	—		(382)	(31,550)	(752)	—	(531,905)
Net book value	81,227	384	101,941	7,979	3,654	—		4,122	18,794	1,162	67,840	287,103

(a) This includes amortization of cost to fulfill amounting to Php11,789 million.

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php2,589 million, Php2,169 million and Php1,748 million for the years ended December 31, 2024, 2023 and 2022, respectively. See Note 5 – Income and Expenses – Financing Costs – Net. The average interest capitalization rate used was approximately 5% for the year ended December 31, 2024 and 4% for the years ended December 31, 2023 and 2022.

Our net foreign exchange gain differences, which qualified as borrowing costs, amounted to Php686 million, Php195 million and Php351 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As at December 31, 2024, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 20 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Land improvements	10 years
IT systems and platforms	3 – 5 years
Security platforms(1)	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

(1) As at December 31, 2023, the estimated useful life ranges from 3-5 years.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On various dates in 2022 and 2023, Smart and DMPI signed Sale and Purchase Agreements with Edotco Towers, Inc., Edgepoint Towers, Inc., Unity Digital Infrastructure and Frontier Tower Associates Philippines, Inc., or the TowerCos, in connection with the sale of 7,569 telecom towers and related passive telecommunication infrastructure for Php98,309 million.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to lease back the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the TowerCos is complemented by a commitment to place service orders for a total of 1,220 Build-To-Suit, or BTS, sites within the next two to four years and 1,050 committed BTS sites within the next two to four years. Thus, total committed BTS sites with the TowerCos is 2,270 sites. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred.

The following summarizes the completed sale of Smart and DMPI telecom towers as at December 31, 2024:

Closing Date	Number of Tower Assets Sold	Cash Consideration	Gain on Sale and Leaseback		Net Book Value of Tower Assets (excluding taxes)
		(in million pesos)	(in million pesos)
2022	4,665	60,492	25,234		22,874
2023	1,705	22,465	7,467		13,377
2024	356	4,362	1,471		1,739
	6,726	87,319	34,172	(1)	37,990

(1) Gross of related transaction costs.

The remaining telecom towers with net book value of Php4,547 million and Php7,163 million as at December 31, 2024 and 2023, respectively, subject to sale and purchase agreement within one year, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statement of financial position.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2024 are as follows:

Sites	1 – 30 years
International leased circuits(1)	1 – 19 years
Poles	1 – 12 years
Domestic leased circuits(2)	2 – 10 years
Office buildings	1 – 25 years
Co-located sites(3)	2 – 11 years

(1)
As at December 31, 2023, the estimated useful life ranges from 2-20 years.
(2)
As at December 31, 2023, the estimated useful life ranges from 1-10 years.
(3)
As at December 31, 2023, the estimated useful life ranges from 3-11 years.

Our consolidated roll forward analysis of ROU assets as at December 31, 2024 and 2023 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
December 31, 2024
Costs:
Balances at beginning of the year	38,461	4,305	3,364	2,001	1,144	53	49,328
Additions (Note 28)	8,683	1,546	4,273	763	334	8	15,607
Asset retirement obligation	571	—	—	—	5	—	576
Modifications	(1,180)	266	173	135	27	—	(579)
Terminations	(2,350)	(1,062)	(2,474)	(262)	(209)	—	(6,357)
Reclassification to ROU assets classified as held-for-sale	(138)	—	—	—	—	—	(138)
Balances at end of the year	44,047	5,055	5,336	2,637	1,301	61	58,437

Accumulated depreciation and amortization:
Balances at beginning of the year	(7,599)	(3,298)	(3,156)	(1,632)	(887)	(39)	(16,611)
Modifications	108	(12)	(3)	(75)	(20)	—	(2)
Terminations	361	1,028	2,474	262	192	—	4,317
Depreciation (Note 3)	(4,763)	(828)	(1,054)	(365)	(295)	(10)	(7,315)
Reclassification to ROU assets classified as held-for-sale	285	—	—	—	—	—	285
Balances at end of the year	(11,608)	(3,110)	(1,739)	(1,810)	(1,010)	(49)	(19,326)
Net book value as at December 31, 2024	32,439	1,945	3,597	827	291	12	39,111

December 31, 2023
Costs:
Balances at beginning of the year	29,535	4,259	4,179	2,436	1,420	15	41,844
Additions (Note 28)	14,942	341	66	99	255	56	15,759
Asset retirement obligation	93	—	—	—	(26)	—	67
Modifications	(35)	(46)	(851)	(326)	(149)	(18)	(1,425)
Terminations	(3,566)	(249)	(30)	(208)	(356)	—	(4,409)
Reclassification to ROU assets classified as held-for-sale	(2,508)	—	—	—	—	—	(2,508)
Balances at end of the year	38,461	4,305	3,364	2,001	1,144	53	49,328

Accumulated depreciation and amortization:
Balances at beginning of the year	(5,415)	(2,696)	(2,504)	(1,370)	(987)	(9)	(12,981)
Modifications	23	—	278	147	236	6	690
Charge from asset retirement obligation	16	—	—	—	17	—	33
Terminations	1,163	220	10	208	198	—	1,799
Depreciation from continuing operations (Notes 2 and 3)	(4,151)	(822)	(940)	(617)	(332)	(36)	(6,898)
Depreciation from discontinued operations (Notes 2 and 3)	—	—	—	—	(19)	—	(19)
Reclassification to ROU assets classified as held-for-sale	765	—	—	—	—	—	765
Balances at end of the year	(7,599)	(3,298)	(3,156)	(1,632)	(887)	(39)	(16,611)
Net book value as at December 31, 2023	30,862	1,007	208	369	257	14	32,717

The following amounts are recognized in our consolidated income statements for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in million pesos)
Depreciation expense of ROU assets from continuing operations	7,315	6,898	5,661
Depreciation expense of ROU assets from discontinued operations	—	19	55
Interest expense on lease liabilities from continuing operations	3,935	3,266	2,057
Interest expense on lease liabilities discontinued operations	—	2	7
Variable lease payments (included in general and administrative expenses) from continuing operations	829	656	589
Variable lease payments (included in general and administrative expenses) from discontinued operations	—	(2)	—
Expenses relating to short-term leases (included in general and administrative expenses)	569	714	1,440
Expenses relating to leases of low-value assets (included in general and administrative expenses)	—	2	2
Total amount recognized in consolidated income statements	12,648	11,555	9,811

Our consolidated roll forward analysis of lease liabilities as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Balances at beginning of the year	47,546	42,435
Additions (Note 28)	15,607	15,759
Accretion on lease liabilities from continuing operations (Note 5)	3,935	3,266
Accretion on lease liabilities from discontinued operations	—	2
Reclassification to lease liabilities classified as held-for-sale	(87)	(1,503)
Foreign exchange gains – net	100	1
Lease modifications	(121)	(933)
Termination	(863)	(774)
Settlement of obligations	(12,079)	(10,707)
Balances at end of the year (Notes 3 and 28)	54,038	47,546
Less current portion of lease liabilities (Note 27)	7,335	5,921
Noncurrent portion of lease liabilities (Note 27)	46,703	41,625

We had total cash outflows for leases of Php12,079 million, Php10,707 million and Php8,331 million for the years ended December 31, 2024, 2023 and 2022, respectively. We had non-cash additions to ROU assets of Php15,607 million and Php15,759 million and lease liabilities of Php15,607 million and Php15,759 million both as at December 31, 2024 and 2023, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options. These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs. However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease. See Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

As disclosed in Note 9 – Property and Equipment, on the sale and leaseback of telecom towers, Smart and DMPI signed Sale and Purchase Agreements with the TowerCos in connection with the sale of 7,569 telecom towers and related passive telecom infrastructure, with the concurrent execution of MSAs with the TowerCos where Smart has agreed to lease back the towers sold in the transaction for a period of 10 years.

In 2022, 2023 and 2024, the MSAs covering the leaseback arrangements of 4,665, 1,705 and 356 telecom towers, respectively, became effective. As a result, we recognized cumulative lease liability of Php40,262 million and cumulative ROU assets of Php24,861 million as at December 31, 2024. The difference between lease liability and ROU assets represents the rights retained by the PLDT Group over the telecom assets leased back from the tower companies.

Including the related accounts on Unity and Frontier, the ROU assets relating to leasehold land with net book value of Php1,954 million and Php1,844 million, and the related lease liabilities amounting to Php1,615 million and Php1,779 million were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at December 31, 2024 and 2023, respectively.

Common Tower Pilot, or CTP, Program

The CTP Program, established by Smart in January 2020, in partnership with several TowerCos duly-accredited by the Department of Information and Communications Technology aims to accelerate new site roll-outs and reduce upfront the capital expenditures spending.

Under the MSAs, TowerCos will handle site acquisition and permitting, site development works, construction and permanent electrification of the towers. Effective 30 days after the sites are Ready For Telecommunication Installation, or RFTI, Smart will be liable to settle a monthly fixed fee covering rental and maintenance costs for a contract term of 15 years. The monthly fee will be subject to agreed escalation rates with TowerCos. As anchor tenant, Smart will also be entitled to colocation discounts when additional tenants come on board.

Upon launching of the program, the original CTP commitment covered 200 sites. This was ultimately increased to 464 BTS sites. As at December 31, 2024, Smart has issued service orders, or SOs, corresponding to 457 BTS sites.

As at December 31, 2024 and 2023, 422 BTS sites out of 430 BTS and 236 BTS sites out of 388 BTS sites, respectively, are ready for service. These BTS sites are all classified as RFTI.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 13 – Investment Properties. These leases have a term of five years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized by us amounted to Php59 million, Php57 million and Php51 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Future minimum rentals receivable under non-cancellable operating leases expected within one year amounted to Php62 million and Php59 million and after one year but not more than five years amounted to Php62 million and Php125 million both as at December 31, 2024 and 2023, respectively.

11.
Investments in Associates and Joint Ventures

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,186	9,260
MIH	6,731	7,250
Individually immaterial associates	3,064	108
	18,981	16,618
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,675	33,649
Individually immaterial joint ventures	108	41
	33,783	33,690
Total carrying value of investments in associates and joint ventures	52,764	50,308

Changes in the cost of investments for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Balances at beginning of the year	64,658	63,020
Additions during the year	3,485	1,636
Translation and other adjustments	(133)	2
Balances at end of the year	68,010	64,658

Changes in the accumulated impairment losses for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Balances at beginning of the year	2,875	2,805
Additions during the year	—	70
Adjustments	(112)	—
Balances at end of the year	2,763	2,875

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Balances at beginning of the year	(11,475)	(8,669)
Equity share in net earnings (losses) of associates and joint ventures:	(990)	(2,806)
MediaQuest PDRs	(74)	(595)
MIH	(935)	(2,273)
VTI, Bow Arken and Brightshare	26	66
Individually immaterial associates and joint ventures	(7)	(4)
Translation and other adjustments	(18)	—
Balances at end of the year	(12,483)	(11,475)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

ePLDT made various investments in PDRs issued by Mediaquest in relation to its direct interest in Satventures and indirect interest in Cignal TV through Satventures. These investments in PDRs provided ePLDT with a 64% economic interest in Cignal TV.

Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest, an entity incorporated in the Philippines. It operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,186 million and Php9,260 million as at December 31, 2024 and 2023, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022:

	2024	2023
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,710	22,153
Current assets	8,578	7,974
Noncurrent liabilities	2,146	1,682
Current liabilities	13,787	12,976
Equity	15,355	15,469
Carrying amount of interest in Satventures	9,186	9,260
Additional Information:
Cash and cash equivalents	588	797
Current financial liabilities(1)	2,736	2,635
Noncurrent financial liabilities(1)	1,210	469

(1)
Excluding trade, other payables and provisions.

	2024	2023	2022
	(in million pesos)
Income Statements:
Revenues	8,440	8,637	11,189
Depreciation and amortization	1,405	1,304	1,424
Interest income	52	46	3
Interest expense	347	281	212
Provision for (benefit from) income tax	(40)	(334)	16
Net loss / Total comprehensive loss	(115)	(929)	(203)
Equity share in net losses of Satventures	(74)	(595)	(130)

Investment of PCEV in MIH

The following summarizes the subscription agreements entered into by PCEV with MIH:

Date	Agreement	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100.00%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100.00%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	43.97%
March 12, 2021	Exercise of warrants to subscribe Class A2 preference shares	6.7	447	41.87%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38.45%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	36.82%
December 13, 2023	Subscription to Class C2 convertible preferred shares	12.3	1,563	36.97%
April 5, 2024	Subscription to Class C2 convertible preferred shares	6.7	857	37.66%

PCEV’s percentage equity interest in MIH stood at 37.66% and 36.97% as at December 31, 2024 and 2023, respectively.

Additional Investment in MIH

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. On the same date, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH Class C2 convertible preferred shares and received warrants for 4.9 million shares valued at Php281 million, thereby increasing PCEV’s ownership in MIH from 36.63% to 36.97%.

On April 5, 2024, PCEV paid the subsequent consideration of US$15.3 million or Php857 million for 6.7 million MIH Class C2 convertible preferred shares and received warrants for 2.7 million shares valued at Php152 million, resulting in an increase of PCEV’s ownership in MIH from 36.97% to 37.66%.

The summarized financial information of MIH as at December 31, 2024 and 2023, and for the years ended
December 31, 2024, 2023 and 2022 is shown below:

	2024	2023
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	7,241	4,309
Current assets	29,815	17,942
Noncurrent liabilities	798	190
Current liabilities	29,461	13,446
Equity	6,797	8,615
Carrying amount of interest in MIH	6,731	7,250
Additional Information:
Cash and cash equivalents	8,565	6,682
Current financial liabilities(1)	29,274	13,317

(1) Excluding statutory payables and accrued taxes.

	2024	2023	2022
	(in million pesos)
Income Statements:
Revenues	14,089	8,553	7,683
Depreciation and amortization	392	348	182
Interest income	168	112	133
Provision for income tax	64	32	2
Net loss/Total comprehensive losses	(2,501)	(6,153)	(8,155)
Equity share in net losses of MIH (1)	(935)	(2,273)	(3,026)

(1) 2024 and 2023 amounts include impact of 2023 and 2022 audit adjusting entries, respectively.

The carrying value of PCEV’s investment in MIH as at December 31, 2024 and 2023 are as follows.

	2024	2023
	(in million pesos)
MIH Equity(1)	4,711	6,895
PCEV's noncontrolling interests	37.66%	36.97%
Share in net assets of MIH	1,774	2,549
Goodwill arising from acquisition	4,957	4,701
Carrying amount of interest in MIH	6,731	7,250

(1) MIH Equity is net of Php2,086 million and Php1,720 million Stock Option in 2024 and 2023, respectively.

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

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the Share Purchase Agreements on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017. The Share Purchase Agreements also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the Share Purchase Agreements contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe. PLDT and Globe paid the previous owners the net amount of Php2.6 billion on May 29, 2017 in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence. See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

As part of SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries. The largest amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

PLDT and Globe each subscribed to 2.8 million new preferred shares on February 28, 2017. The shares were to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of
Php11,040 million (inclusive of a premium over par of Php8,280 million). PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares. PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid Php148 million in cash for the subscribed shares upon execution of the relevant agreement. The remaining balance of the subscription price of PLDT and Globe has been fully paid as at December 29, 2017.

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

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, each amounted to Php69 million as at December 31, 2024 and 2023, respectively.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022:

	2024	2023
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,849	78,046
Current assets	5,231	4,375
Noncurrent liabilities	9,475	9,186
Current liabilities	2,395	2,174
Equity	71,209	71,061
Carrying amount of assets in VTI, Bow Arken and Brightshare	33,675	33,649
Additional Information:
Cash and cash equivalents	3,010	2,387
Current financial liabilities (1)	81	72

(1) Excluding trade, other payables and provisions.

	2024	2023	2022
	(in million pesos)
Income Statements:
Revenues	4,708	4,344	4,033
Depreciation and amortization	1,973	1,685	1,569
Interest income	128	111	45
Provision for income tax	135	186	178
Net income (loss) / Total comprehensive income (loss)	52	132	148
Equity share in net income of VTI, Bow Arken and Brightshare	26	66	74

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
VTI, Bow Arken and Brightshare equity	71,209	71,061
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,605	35,530
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(248)	(239)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(1,127)	(1,055)
Others	(157)	(189)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,675	33,649

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

The PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s
12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions on April 18, 2017. In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition. The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply. The PCC filed a Motion for Extension of Time and prayed that it be granted until
October 23, 2017 to file its Consolidated Reply. The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and (2) Motion to Dismiss filed by Globe on November 7, 2017. The same was noted by the Supreme Court in a Resolution dated November 28, 2017.

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

PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017, on December 13, 2017. In this Petition, the PCC raised procedural and substantive issues for resolution. Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC. On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules. The PCC maintained that the Notice of the SMC Transactions was defective because it failed to provide the key terms thereof.

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

The consolidated petitions remain pending as of the date of this report.

Individually immaterial associates and joint ventures

As at December 31, 2024 and 2023, following are the carrying values of individually immaterial associates and joint ventures:

	2024	2023
	(in million pesos)
Individually immaterial associates:
Radius	2,123	—
Kayana	853	—
Appcard, Inc.	88	108
PG1	—	—
AF Payments, Inc.	—	—
	3,064	108
Individually immaterial joint ventures:
DFTI	66	—
Telecommunications Connectivity, Inc.	42	41
PFC/VFC	—	—
	108	41
Total individually immaterial associates and joint ventures	3,172	149

The summarized financial information of individually immaterial associates and joint ventures as at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 is shown below:

	2024	2023
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	12,994	4,928
Current assets	2,511	658
Noncurrent liabilities	3,625	4,919
Current liabilities	4,829	1,415
Equity	7,051	(748)
Additional Information:
Cash and cash equivalents	1,065	335
Current financial liabilities	2,824	86
Noncurrent financial liabilities	3,020	1,716

	2024	2023	2022
	(in million pesos)
Income Statements:
Revenues	3,702	935	834
Depreciation and amortization	1,123	303	177
Interest income	30	5	—
Other comprehensive income	145	8	—
Provision for income tax	30	22	1
Net loss / Total comprehensive loss	(626)	(515)	(563)
Equity share in net income of individually immaterial associates and joint ventures	(7)	(4)	(8)

12.
Debt Instruments at Amortized Cost

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Retail Treasury Bonds	340	440
Fixed Rate Treasury Notes, or FXTN	55	55
BDO Asean Bonds	—	100
	395	595
Less: Current portion of debt instrument at amortized cost (Note 27)	25	200
Noncurrent portion of debt instrument at amortized cost (Note 27)	370	395

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million which matured on March 9, 2024. The bond had a gross coupon rate of 2.375% payable on a quarterly basis. Interest income, net of withholding tax, recognized on this investment amounted to Php475 thousand for the year ended
December 31, 2024 and Php1.9 million each for the years ended December 31, 2023 and 2022. The carrying value of this investment amounted to nil and Php100 million as at December 31, 2024 and 2023, respectively.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. Interest income, net of withholding tax, recognized on this investment amounted to Php11.1 million for the years ended December 31, 2024, 2023 and 2022. The carrying value of this investment amounted to Php300 million as at
December 31, 2024 and 2023.

On March 4, 2022, PLDT and Smart purchased at par a five-year Retail Treasury Bond Tranche 27 with face value of
Php40 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. Interest income, net of withholding tax, recognized on this investment amounted to Php1.6 million for the years ended December 31, 2024 and 2023 and Php1.3 million for the year ended December 31, 2022. The carrying value of this investment amounted to Php40 million as at December 31, 2024 and 2023.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million maturing on
April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. Interest income, net of withholding tax, recognized on this investment amounted to Php850 thousand each for the years ended December 31, 2024 and 2023 and Php760 thousand for the year ended December 31, 2022. The carrying value of this investment amounted to Php25 million as at December 31, 2024 and 2023.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 07-67 with face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. Interest income, net of withholding tax, recognized on this investment amounted to Php520 thousand each for the years ended December 31, 2024 and 2023 and Php361 thousand for the year ended December 31, 2022. The carrying value of this investment amounted to Php10 million as at December 31, 2024 and 2023.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of Php20 million maturing on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. Interest income, net of withholding tax, recognized on this investment amounted to Php1.0 million each for the years ended December 31, 2024 and 2023 and Php1.4 million for the year ended December 31, 2022. The carrying value of this investment amounted to Php20 million as at December 31, 2024 and 2023.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million which subsequently matured on January 28, 2024. The bond has a gross coupon rate of 2.90% payable on a quarterly basis. Interest income, net of withholding tax, recognized on this investment amounted to Php83 thousand, Php2.2 million and Php2.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. The carrying value of this investment amounted to nil and Php100 million as at December 31, 2024 and 2023, respectively.

13.
Investment Properties

Changes in investment properties account for the years ended December 31, 2024 and 2023 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2024
Balances at beginning of the year	1,184	12	119	1,315
Net gains from fair value adjustments charged to profit or loss	17	—	6	23
Disposals during the year	(14)	—	—	(14)
Transfers from property and equipment - net	1,695	—	(19)	1,676
Balances at end of the year	2,882	12	106	3,000

December 31, 2023
Balances at beginning of the year	858	2	155	1,015
Net gains (losses) from fair value adjustments charged to profit or loss	58	8	(36)	30
Transfers from property and equipment	363	2	2	367
Disposals during the year	(95)	—	(2)	(97)
Balances at end of the year	1,184	12	119	1,315

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php122 million, Php129 million and Php93 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php59 million, Php57 million and Php51 million for the years ended December 31, 2024, 2023 and 2022, respectively. See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases or decreases in price per square meter for land, current material and labor costs of improvements would result in a significantly higher or lower fair value measurement.

14.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2024 and 2023 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
December 31, 2024
Costs:
Balances at beginning of the year	220	4,561	3,017	135	4,703	1,205	1,321	14,942	15,162	63,595	78,757
Additions during the year	—	—	—	—	—	—	366	366	366	—	366
Translation and other adjustments	—	4	—	—	—	—	2	6	6	—	6
Balances at end of the year	220	4,565	3,017	135	4,703	1,205	1,689	15,314	15,534	63,595	79,129
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,561	2,265	135	4,703	1,205	899	13,768	13,768	654	14,422
Amortization during the year	—	—	186	—	—	—	54	240	240	—	240
Translation and other adjustments	—	4	—	—	—	—	(1)	3	3	—	3
Balances at end of the year	—	4,565	2,451	135	4,703	1,205	952	14,011	14,011	654	14,665
Net balances at end of the year	220	—	566	—	—	—	737	1,303	1,523	62,941	64,464
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	3	—	—	—	3-10	—	—	—	—

December 31, 2023
Costs:
Balances at beginning of the year	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Translation and other adjustments	—	56	1	—	—	—	1	58	58	—	58
Balances at end of the year	220	4,561	3,017	135	4,703	1,205	1,321	14,942	15,162	63,595	78,757
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Amortization during the year	—	—	186	—	—	—	35	221	221	—	221
Translation and other adjustments	—	56	1	—	—	—	(6)	51	51	—	51
Balances at end of the year	—	4,561	2,265	135	4,703	1,205	899	13,768	13,768	654	14,422
Net balances at end of the year	220	—	752	—	—	—	422	1,174	1,394	62,941	64,335
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	4	—	—	—	3-8	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2024 and 2023 are as follows:

	2024			2023
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	566	—	566	752	—	752
Customer list with indefinite life	—	220	220	—	220	220
Others	—	737	737	—	422	422
Total intangible assets	566	957	1,523	752	642	1,394
Goodwill	56,571	6,370	62,941	56,571	6,370	62,941
Total goodwill and intangible assets	57,137	7,327	64,464	57,323	7,012	64,335

The consolidated future amortization of intangible assets as at December 31, 2024 are as follows:

Year	(in million pesos)
2025	261
2026	261
2027	255
2028	76
2029	70
2030 and onwards	380
1,303

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2024, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys in 2022, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent group of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high-capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage from a Group perspective.

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

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The post-tax discount rates applied to cash flow projections are 9.01% for the Wireless and Fixed Line CGUs. Cash flows beyond the projection period of three years are determined using a 2.40% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts. Hence, no impairment was recognized in relation to goodwill as at December 31, 2024 and 2023.

15.
Cash and Cash Equivalents

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Cash and cash equivalents
Cash on hand and in banks (Note 27)	8,547	9,993
Temporary cash investments (Note 27)	1,464	6,184
Total	10,011	16,177

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

Interest income earned from cash in banks and temporary cash investments amounted to Php267 million, Php469 million and Php255 million for the years ended December 31, 2024, 2023 and 2022, respectively. See Note 5 – Income and Expenses.

16. Trade and Other Receivables

As at December 31, 2024 and 2023, this account consists of receivables from:

	2024	2023
	(in million pesos)
Corporate subscribers (Note 27)	20,936	15,934
Retail subscribers (Note 27)	17,516	19,894
Foreign administrations (Note 27)	1,254	1,250
Domestic carriers (Note 27)	256	188
Dealers, agents and others (Note 27)	8,846	6,035
	48,808	43,301
Less: Allowance for expected credit losses	17,196	17,215
	31,612	26,086

Trade and other receivables are noninterest-bearing and generally have settlement terms of 30 to 180 days.

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivable are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

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

The following table explains the changes in the allowance for expected credit losses as at December 31, 2024 and 2023:

	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
December 31, 2024
Balances at beginning of the year	1,448	8,250	2,126	3,820	8	116	—	1	608	838	4,190	13,025	17,215
Provisions	(484)	3,537	322	472	6	—	—	—	13	9	(143)	4,018	3,875
Translation adjustments	—	—	21	2	—	—	—	—	—	—	21	2	23
Write-offs	—	(2,975)	—	(916)	—	(1)	—	—	—	—	—	(3,892)	(3,892)
Reclassifications and reversals	(388)	436	(69)	135	—	(52)	—	(1)	(15)	(113)	(472)	405	(67)
Others	—	42	—	—	—	—	—	—	—	—	-	42	42
Balances at end of the year	576	9,290	2,400	3,513	14	63	—	—	606	734	3,596	13,600	17,196

December 31, 2023
Balances at beginning of the year	1,866	5,023	1,717	3,382	1	133	—	1	652	886	4,236	9,425	13,661
Provisions from continuing operations	(394)	3,716	335	451	—	(4)	—	—	10	5	(49)	4,168	4,119
Provisions from discontinued operations	—	—	4	—	—	—	—	—	—	—	4	—	4
Translation adjustments	—	—	(3)	(1)	—	—	—	—	—	—	(3)	(1)	(4)
Write-offs	—	(506)	—	—	—	—	—	—	—	—	—	(506)	(506)
Reclassifications and reversals	(24)	17	73	(12)	7	(13)	—	—	(54)	(53)	2	(61)	(59)
Balances at end of the year	1,448	8,250	2,126	3,820	8	116	—	1	608	838	4,190	13,025	17,215

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.
Inventories and Supplies

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Cost
Commercial	2,486	2,053
Network	1,945	1,971
Others	384	928
Total	4,815	4,952

Allowance for inventory obsolescence and write-down
Commercial	228	306
Network	1,180	1,020
Others	101	286
Total	1,509	1,612

Net realizable value
Commercial	2,258	1,747
Network	765	951
Others	283	642
Total	3,306	3,340

The cost of inventories and supplies recognized as expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in million pesos)
Cost of sales	9,904	11,912	11,287
Repairs and maintenance	407	734	986
Provision for inventory obsolescence	196	89	408
Selling and promotions	—	—	4
	10,507	12,735	12,685

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Balances at beginning of the year	1,612	2,218
Provisions (Note 5)	196	89
Reversals	(38)	(252)
Disposals and other adjustments	(85)	(59)
Cost of sales	(176)	(384)
Balances at end of the year	1,509	1,612

18.
Prepayments and Other Non-Financial Assets

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Advances to suppliers and contractors	29,486	47,706
Subscriber contract costs	28,817	28,926
Prepaid taxes	6,968	11,914
Prepaid fees and licenses	2,084	2,022
Prepaid benefit costs (Note 25)	975	917
Prepaid repairs and maintenance	862	455
Prepaid rent	371	399
Prepaid insurance	144	150
Other prepayments	1,168	518
Other non-financial assets	1,029	573
	71,904	93,580
Less current portion of prepayments and other nonfinancial assets	9,975	13,215
Noncurrent portion of prepayments and other nonfinancial assets	61,929	80,365

Advances to suppliers and contractors are non-interest bearing and are to be applied to contractors’ subsequent progress billings for projects.

Subscriber contract costs consist of the cost to obtain and cost to fulfill a contract with subscribers. Cost to obtain amounted to Php4,448 million and Php4,456 million as at December 31, 2024 and 2023, respectively. Amortization of cost to obtain presented under selling and promotions amounted to Php1,204 million, Php3,147 million and Php980 million for the years ended December 31, 2024,2023 and 2022, respectively. Costs to fulfill amounted to Php24,369 million and Php24,470 million as at December 31, 2024 and 2023, respectively. Amortization of cost to fulfill, which is presented under depreciation and amortization in the consolidated income statement, amounted to Php7,449 million and Php11,789 million for the years ended December 31, 2024 and 2023, respectively.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid fees and licenses include advance payments for NTC license fees and unexpired portion of fees paid to the NTC.

19.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1) 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the years ended December 31, 2024 and 2023.

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

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 6.65%, respectively, as at December 31, 2024. See Note 1 – Corporate Information.

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

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price of the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of the Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

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

PLDT has withdrawn Php13 thousand, Php354 thousand and Php3 million from the Trust Account, representing total payments on redemption for the years ended December 31, 2024, 2023 and 2022, respectively. The balance of the Trust Account amounting to nil and Php13 thousand were presented as part of “Current portion of other financial assets” and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at December 31, 2024 and 2023, respectively. See related disclosures below under Non-controlling interests - Perpetual Notes and Note 27 – Financial Assets and Liabilities.

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

Dividends Declared

Our dividends declared for the years ended December 31, 2024, 2023 and 2022 are detailed as follows:

December 31, 2024

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12
	May 9, 2024	May 24, 2024	June 15, 2024	—	13
	August 13, 2024	August 28, 2024	September 15, 2024	—	12
	November 12, 2024	November 28, 2024	December 15, 2024	—	12
					49

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
	June 11, 2024	June 28, 2024	July 15, 2024	—	3
	August 13, 2024	September 16, 2024	October 15, 2024	—	2
	December 3, 2024	December 17, 2024	January 15, 2025	—	3
					10

Common Stock
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46.00	9,938
	August 13, 2024	August 27, 2024	September 11, 2024	50.00	10,803
					20,741
Charged to retained earnings					20,800

(1) Dividends were declared based on total amount paid up.

December 31, 2023

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	13
	November 7, 2023	November 22, 2023	December 15, 2023	—	12
					49

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
	December 5, 2023	December 22, 2023	January 15, 2024	—	2
					10

Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45.00	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49.00	10,587
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14.00	3,025
					23,334
Charged to retained earnings					23,393

(1) Dividends were declared based on total amount paid up.

December 31, 2022

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12
	November 3, 2022	November 18, 2022	December 15, 2022	—	12
					49

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
	December 15, 2022	December 29, 2022	January 15, 2023	—	3
					10

Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049
					25,279
Charged to retained earnings					25,338

(1) Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2024 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 28, 2025	February 11, 2025	March 15, 2025	—	12

Common Stock
Regular Dividend	February 27, 2025	March 13, 2025	April 3, 2025	47	10,155

Charged to retained earnings					10,167

(1) Dividends were declared based on total amount paid up.

Noncontrolling Interests – Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. The transaction costs amounting to Php34 million were accounted for as a deduction from the perpetual notes. Smart paid distributions amounting to Php59 million as at December 31, 2024 and Php236 million each as at December 31, 2023 and 2022. The notes are subordinated to and rank junior to all senior loans of Smart. In accordance with IAS 32, Financial Instruments: Presentation, the notes are classified as part of Smart’s equity and recorded as noncontrolling interests in PLDT’s consolidated financial statements.

Proceeds from the issuance of these notes were used to finance capital expenditures. The notes have no fixed redemption dates. On March 3, 2024 and March 6, 2024, Smart fully redeemed its Perpetual Notes amounting to Php2,610 million and Php1,590 million, respectively.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2024:

(in million pesos)
Consolidated Unappropriated Retained Earnings as of December 31, 2023	22,020
Effect of PAS 27 Adjustments	7,432
Parent Company's unappropriated retained earnings at beginning of the year	29,452
Adjustments: Unrealized gains in prior years:
Fair value adjustments of investment property resulting to gain	(6,626)
DTA	(2,196)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(2,590)
Fair value adjustments (mark-to-market gains)	(1,385)
Parent Company's unappropriated retained earnings available for dividends as at January 1, 2024	16,655
Add: Net income actually earned/realized during the year
Parent Company’s net income for the year	26,654
Less: Non-actual/unrealized income - net of tax
Fair value adjustments (mark-to-market gains)	(2,070)
24,584
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(20,741)
(20,800)
Parent Company's unappropriated retained earnings available for dividends as at December 31, 2024	20,439

As at December 31, 2024, our consolidated unappropriated retained earnings amounted to Php33,901 million while the Parent Company’s unappropriated retained earnings amounted to Php35,306 million. The difference of Php1,405 million pertains to the effect of IAS 27, Separate Financial Statements, in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

20.
Interest-bearing Financial Liabilities

As at December 31, 2024 and 2023, this account consists of the following:

	2024	2023
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 27 and 28)	258,246	243,152

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 27 and 28)	23,340	11,646
	281,586	254,798

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php1,989 million and Php2,129 million as at December 31, 2024 and 2023, respectively.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2024 and 2023:

	2024	2023
	(in million pesos)
Unamortized debt discount at beginning of the year	2,129	2,279
Additions	219	214
Revaluations	9	(2)
Accretion included as part of financing costs – net	(368)	(362)
Unamortized debt discount at end of the year	1,989	2,129

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at
December 31, 2024 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2025	14	810	22,890	23,700
2026	14	810	15,075	15,885
2027	14	810	26,695	27,505
2028	28	1,620	19,653	21,273
2029	—	—	26,288	26,288
2030 and onwards	614	35,518	133,406	168,924
Total long-term debt (Note 27)	684	39,568	244,007	283,575

Long-term Debt

As at December 31, 2024 and 2023, long-term debt consists of:

		December 31, 2024		December 31, 2023
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2024 and 2023	591	34,177	590	32,691
Term Loans:
Others (1)	SOFR + 1.31161 % to 1.47826% in 2024 and SOFR + 1.31161 % to 1.47826% & US$LIBOR +1.0500% in 2023	84	4,838	122	6,788
		675	39,015	712	39,479
Philippine Peso Debts:
Fixed Rate Retail Bonds	5.2813% in 2024 and 2023		—		2,599
Term Loans:
Unsecured Term Loans	4.0000% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2024 and 3.9500% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2023		242,571		212,720
			242,571		215,319
Total long-term debt (Notes 27 and 28)			281,586		254,798
Less portion maturing within one year (Note 27)			23,340		11,646
Noncurrent portion of long-term debt (Note 27)			258,246		243,152

(1) Effective September 2023, the benchmark rate of our U.S. Dollar-denominated debts was changed from LIBOR to SOFR.

							Outstanding Amounts
				Repurchase Amount			December 31, 2024				December 31, 2023
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)

US$600M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031 and June 23, 2050	—	—	—	591	(2)	34,177	(2)	590	(2)	32,691	(2)
							591		34,177		590		32,691

(1) The purpose of this loan is to refinance the existing loan obligations, prepay outstanding loans and partially finance capital expenditures.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
								December 31, 2024				December 31, 2023
					Amount	Amount
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)

US$50M	2016 and 2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	2016 and 2017	50	—	March 30, 2023 and March 27, 2024	—		—		25	(2)	1,385	(2)

US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	84	(2)	4,838	(2)	97	(2)	5,403	(2)

								84		4,838		122		6,788

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Outstanding Amounts
				Date of	Payments		December 31, 2024	December 31, 2023
				Issuance/	Amount
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400 2,600	February 8, 2021 February 6, 2024	—	2,599	(2)

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

						Outstanding Amounts
					Drawn	December 31, 2024		December 31, 2023
	Date of Loan				Amount
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php		Php
					(in millions)	(in millions)
Term Loans
Unsecured Term Loans(1)

Php14,900M	Various dates in 2014, 2016 and 2019	Union Bank of the Philippines	With annual amortization up to 7 and 10 years	Various dates in 2014, 2016 and 2019	14,900	7,811	(2)	9,298	(2)

Php71,300M	Various dates in 2015 to 2023	Bank of the Philippine Islands	With annual amortization up to 6, 7, 10 and 11 years	Various dates in 2015 to 2024	71,000	54,738	(2)	54,436	(2)

Php46,500M	Various date in 2015 to 2024	Metropolitan Bank and Trust Company(3)	With annual amortization up to 7, 10 and 11 years	Various date in 2015 to 2024	46,500	38,618	(2)	26,443	(2)

Php18,500M	Various dates in 2019 and 2023	China Banking Corporation	With annual amortization up to 10 years	Various dates in 2019 and 2023	18,500	15,770	(2)	16,616	(2)

Php14,000M	Various dates in 2016 and 2017	Security Bank	With semi-annual amortization up to 10 years	Various dates in 2017	14,000	10,566	(2)	10,760	(2)

Php31,970M	Various dates in 2016, 2020, 2021, 2023 and 2024	Banco de Oro	With annual amortization up to 7 and 10 years	Various dates in 2016, 2020, 2021 and 2024	30,470	29,564	(2)	14,318	(2)

Php8,500M	Various dates in 2016, 2017 and 2019	Philippine National Bank	With annual amortization up to 7, 8 and 10 years	Various dates in 2017, 2018 and 2019	8,500	7,920	(2)	7,946	(2)

Php41,500M	Various dates in 2016 to 2023	Landbank of the Philippines	With annual amortization up to 10 years	Various dates in 2016 to 2023	41,500	39,475	(2)	39,824	(2)

Php14,000M	Various dates in 2019 to 2021	Development Bank of the Philippines	With annual amortization up to 8, 9 and 10 years	Various dates in 2019 to 2022	14,000	13,513	(2)	13,629	(2)

Php2,000M	September 6, 2019	Bank of China (Hong Kong) Limited, Manila Branch	With annual amortization up to 7 years	September 6, 2019	2,000	1,896	(2)	1,914	(2)

Php15,000M	Various dates in 2020, 2021 and 2023	Rizal Commercial Banking Corporation	With annual amortization up to 8, 10 and 11 years	Various dates in 2020, 2021 and 2023	15,000	14,443	(2)	14,566	(2)

Php2,500M	April 2, 2020	MUFG Bank, Ltd.	With semi-annual amortization up to 6 years	April 2, 2020	2,500	972	(2)	1,970	(2)

Php3,800M	Various dates in 2023 and 2024	Bank of Commerce	With annual amortization up to 9 and 10 years	Various dates in 2023 and 2024	3,800	3,769	(2)	1,000	(2)

Php3,000M	Various dates in 2024	Hongkong and Shanghai Banking Corporation(3)	With annual amortization up to 5 years	Various dates in 2024	3,000	2,986	(2)	—	(2)

Php530M	September 30, 2024	Philippine Veterans Bank	With annual amortization up to 7 years	October 30, 2024	530	530	(2)	—	(2)
						242,571		212,720

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(3) Includes Green Loan and Social Loan.

Green Loan and Social Loan Facilities

On March 6 and May 7, 2024, PLDT secured Php1 billion and Php4 billion Green Loan Facilities from HSBC Philippines and Metropolitan Bank & Trust Company, respectively, to partially fund the company’s ongoing nationwide modernization and expansion of its fiber network. The upgrade of the network to fiber and the resultant energy-efficient operations support the PLDT Group decarbonization roadmap, which aims to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 40% by 2030, from a 2019 baseline.

On October 23, 2024, PLDT secured a Php2 billion Social Loan Facility from HSBC Philippines to partially fund the company’s network fiber expansion to reach the country's fourth to sixth class municipalities. This initiative aligns with the government’s focus on enhancing connectivity in Geographically Isolated and Disadvantaged Areas (GIDAs).

Short-term Debt

PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million, respectively, with an interest rate of 2.60% in March and April 2022. In July 2022, PLDT prepaid its outstanding short-term debt amounting to Php2,000 million. In October 2022, Smart paid its outstanding short-term debt amounting to Php4,000 million. In November 2022, PLDT and Smart availed unsecured short-term debt amounting to Php4,000 million and Php2,000 million, respectively, with an interest rate of 5.16%. In March 2023, PLDT paid its outstanding short-term debt amounting to Php4,000 million. In October 2023, PLDT and Smart paid their remaining outstanding short-term debt amounting to Php4,000 million and Php2,000 million, respectively. As at December 31, 2024 and 2023, PLDT and Smart has no outstanding balance of short-term debt.

Below are the interest-bearing financial liabilities drawn after December 31, 2024:

	Date of Loan				Drawn Amount
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php
					(in millions)
Long-term Loans
Unsecured Term Loans(1)
PLDT
Php11,000M	December 13, 2024	BPI	With annual amortization up to 10 years
Smart
Php13,000M	December 19, 2024	MBTC	With annual amortization up to 10 years	January 2, 2025	1,500
				February 3, 2025	700

Short-term Loans
Unsecured Term Loans(1)
PLDT
Php787M		BPI	77-day promissory note	January 3, 2025	787

Smart
Php235M		BPI	77-day promissory note	January 3, 2025	235

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

PLDT’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; and (f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

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

ePLDT’s debt instruments contain certain restrictive covenants that require ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. ePLDT’s loan agreement includes compliance with financial tests such as total debt to equity and interest coverage ratio. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. ePLDT’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict ePLDT’s ability to take certain actions without lenders’ approval.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 14% and 15% were denominated in U.S. Dollars as at December 31, 2024 and 2023, respectively. Considering our consolidated outstanding hedges, the unhedged portion of the PLDT’s net debt amounts was approximately 6% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2024 and 5% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2023. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2024 and 2023, we were in compliance with all of our debt covenants. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

21.
Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Contract liabilities and unearned revenues - non-current	5,625	8,206
Provision for asset retirement obligations	1,752	1,164
Accrual of capital expenditures under long-term financing(1)	44	198
Others	54	39
	7,475	9,607

(1) Represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks. See Note 20 – Interest-bearing Financial Liabilities.

The following table summarizes the changes to provision for asset retirement obligations for the years ended December 31, 2024 and 2023:

	2024	2023
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,164	1,514
Revaluation due to change in IBR	515	(175)
Capitalized to ROU assets during the year	73	163
Accretion expenses	54	63
Reclassification to liabilities associated with assets classified as held-for-sale	—	(369)
Settlement of obligations and others	(3)	(2)
Change in assumptions	(51)	(30)
Provision for asset retirement obligations at end of the year	1,752	1,164

22.
Accounts Payable

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Suppliers and contractors (Note 27)	58,524	74,518
Taxes (Note 26)	5,473	3,964
Carriers and others	2,579	2,362
Related parties	146	170
	66,722	81,014

Certain suppliers entered into Trade Financing Arrangements (TFAs) to sell their receivables. The Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest. There were no changes in the payment terms.

Carrying amount of liabilities

	2024	2023
	(in million pesos)
Presented within trade and other payables	24,556	35,379
– of which suppliers have received payment	14,106	20,553

Range of payment due dates

	2024	2023

Liabilities that are part of the arrangement	210-300 days after invoice due date	210-300 days after invoice due date
Comparable trade payables that are not part of an arrangement	30-300 days after invoice due date	30-300 days after invoice due date

Non-cash changes

There were no material business combinations or foreign exchange differences in either period. There were no non-cash transfers from trade payables to finance payables as at December 31, 2024 and December 31, 2023.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.
Accrued Expenses and Other Current Liabilities

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	57,276	61,407
Contract liabilities and unearned revenues - current portion	10,442	10,689
Accrued employee benefits and other provisions (Note 27)	9,246	5,510
Accrued taxes and related expenses (Note 26)	3,907	5,943
Accrued interests and other related costs (Note 28)	2,426	2,157
Others	2,191	3,044
	85,488	88,750

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statements of account from suppliers. These liabilities are noninterest-bearing and are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portions of prepaid loads.

Accrued employee benefits and other provisions pertain to accrued salaries, wages and bonuses, and other employee benefits that are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Accrued interests and other related costs include interest expense on loans, which are normally settled within a year.

Other accrued expenses and other current liabilities are noninterest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers. This also includes accrued redemption liabilities related to Trust Account. For detailed discussion on redemption liabilities, see Note 19 Equity – Redemption of Preferred Stock.

24. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides the summary of outstanding balances as at December 31, 2024 and 2023, and transactions for the years ended December 31, 2024, 2023 and 2022 that have been entered into with related parties:

				Statement of Financial	2024	2023	Income Statement	2024	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification			Classification
					(in million pesos)			(in million pesos)

Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	552	603	Repairs and maintenance	3,039	2,928	3,219
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	45 days upon receipt of billings	Unsecured	Accrued expenses and other current liabilities	—	—	Rent	—	—	40
		Upon depreciation or expiration of lease	Unsecured	ROU assets	2,600	598	Depreciation and amortization	652	603	665
		2024 – due after December 31, 2025; 2023 – due after December 31, 2024	Unsecured	Lease liabilities - net of current portion	2,191	2
		2024 – due after December 31, 2024; 2023 – due after December 31, 2023	Unsecured	Current portion of lease liabilities	565	1
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities	5	3
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities	—	—	Financing costs – net	—	19	46
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities	—	1,385	Financing costs – net	26	96	46

				Statement of Financial	2024	2023	Income Statement	2024	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification			Classification
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities	256	261	Repairs and maintenance	116	92	80
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	115	104	Professional and other contracted services	123	110	87
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable	—	3
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable	—	6	Selling and promotions	—	1	2
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	121	103	Professional and other contracted services	125	105	105

				Statement of Financial	2024	2023	Income Statement	2024	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification			Classification
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities	59	81	Rent	361	246	269
		Upon depreciation or expiration of lease	Unsecured	ROU assets	4	4	Depreciation and amortization	—	—	44
		2024 – due after December 31, 2025; 2023 – due after December 31, 2024	Unsecured	Lease liabilities - net of current portion	—	78
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	44	44	Repairs and maintenance	14	48	23
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damage for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	8	8	Insurance and security services	209	261	229
		Immediately upon receipt of invoice	Unsecured	Prepayments	—	152
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	2	—	Insurance and security services	133	142	144

First Pacific Investment Management Limited, or FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement. FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content. The agreement provides that Smart shall pay a monthly service fee of US$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis. On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020. Starting April 2021, the fee has been increased to $220 thousand per month. Smart prepaid the fees for the period April to October 2021 (US$1.54 million).

			Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	—	—	Professional and other contracted services	163	149	133

				Statement of Financial	2024	2023	Income Statement	2024	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification			Classification
					(in million pesos)			(in million pesos)
Other related parties:
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 16)	7,948	5,193	Revenues	2,589	2,510	2,518
	PLDT and certain of its subsidiaries avail of lease and other services from various related parties.	2024 – due after December 31, 2025; 2023 – due after December 31, 2024	Unsecured	Lease liabilities - net of current portion (Note 10)	181	66	Expenses	7,652	4,433	5,687
		2024 – due after December 31, 2024; 2023 – due after December 31, 2023	Unsecured	Current portion of lease liabilities (Note 10)	97	42
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	308	148
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 22)	1,485	666
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 23)	516	603

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in million pesos)
Short-term employee benefits	384	582	390
Other long-term employee benefits (Note 25)	168	72	448
Post-employment benefits	22	23	22
Total compensation paid to key officers of the PLDT Group	574	677	860

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees is entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php85 million, Php88 million and

Php82 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.

There are no agreements between PLDT Group and any of its key management personnel providing benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

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

PLDT and certain of its subsidiaries' actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2022 to December 31, 2024. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at December 31, 2024 and 2023, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	17,964	15,883	22,298
Service costs	1,042	1,016	1,093
Interest costs on benefit obligation	1,043	1,065	1,173
Actuarial losses on obligations – experience	437	154	78
Actuarial losses (gains) on obligations – economic assumptions	(496)	2,303	(3,972)
Actual benefits paid/settlements	(2,744)	(2,848)	(102)
Curtailment and others	130	391	(4,685)
Present value of defined benefit obligations at end of the year	17,376	17,964	15,883
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	14,522	16,291	14,683
Actual contributions	3,201	4,507	6,359
Interest income on plan assets	1,019	1,138	983
Actual benefits paid/settlements	(2,820)	(2,510)	(5,313)
Return on plan assets (excluding amount included in net interest)	(1,937)	(4,904)	(421)
Fair value of plan assets at end of the year	13,985	14,522	16,291
Funded (unfunded) status – net	(3,391)	(3,442)	408
Accrued benefit costs	3,548	3,541	482
Prepaid benefit costs	157	99	890

	2024	2023	2022
Components of net periodic benefit costs:
Service costs	1,042	1,016	1,093
Interest costs - net	24	(73)	190
Curtailment/settlement losses and other adjustments	130	272	261
Net periodic benefit costs	1,196	1,215	1,544

Actual net loss on plan assets amounted to Php918 million and Php3,766 million for the years ended December 31, 2024 and 2023 and an actual net gain on plan assets amounted to Php562 million for the year ended December 31, 2022.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2025 will amount to

Php4,448 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2024:

(in million pesos)
2025	229
2026	350
2027	372
2028	903
2029	834
2030 to 2034	11,947

The average duration of the defined benefit obligation at the end of the reporting period is 12.68 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in percentage)
Rate of increase in compensation	5.7	5.7	5.7
Discount rate	6.2	6.0	7.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2024 and 2023, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	15,251
	(1)	(19,348)

Future salary increases	1	19,334
	(1)	(15,229)

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

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In the case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2024 and 2023:

	2024	2023
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,774	9,439
Shares of stock	1,983	2,017
Corporate bonds and loans receivable	303	2,287
Mutual funds	252	225
Government securities	4	10
Total noncurrent financial assets	13,316	13,978
Current Financial Assets
Cash and cash equivalents	409	399
Receivables	103	42
Total current financial assets	512	441
Total PLDT’s Plan Assets	13,828	14,419
Subsidiaries Plan Assets	157	103
Total Plan Assets of Defined Benefit Pension Plans	13,985	14,522

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at December 31, 2024 and 2023, this account consists of:

	2024	2023	2024	2023
	(Percentage of Ownership)		(in million pesos)
MediaQuest	100	100	7,304	8,507
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100	100	722	672
BTFHI	100	100	2,748	260
			10,774	9,439

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

Investments in MediaQuest are carried at fair value. The VIU calculations were derived from cash flow projections over a period of five years based on the 2024 financial budgets approved by MediaQuest’s Board of Directors and calculated terminal value. Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures. The post-tax discount rates applied to cash flow projections range from 11.3% to 12.2%. Cash flows beyond the five-year period are determined using 0.0% to 4.8% growth rates.

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

The Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved an issuance of additional MediaQuest PDRs amounting to Php3.6 billion on January 25, 2013. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV. Also, on the same date, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

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

In 2021 and 2022, the Board of Trustees of the PLDT Beneficial Trust Fund approved an additional investment in MediaQuest to fund its cash requirements amounting to Php2,000 million and Php1,000 million, respectively. Both investments were already fully drawn by MediaQuest in 2022.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment amounted to Php603 million and Php553 million as at December 31, 2024 and 2023, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million on October 26, 2012. Total cash dividend income amounted to
Php10 million for each of the years ended December 31, 2024, 2023 and 2022. Dividend receivables amounted to
Php2 million each as at December 31, 2024 and 2023.

On April 30, 2024, the Board of Trustees of PLDT Beneficial Trust Fund subscribed and paid an additional subscription into BTFHI amounting to Php2,480 million.

Shares of Stocks

As at December 31, 2024 and 2023, this account consists of:

	2024	2023
	(in million pesos)
Common shares
PSE	1,093	1,134
PLDT	34	34
Others	496	489
Preferred shares	360	360
	1,983	2,017

Dividends earned on PLDT common shares amounted to Php3 million for each of the years ended December 31, 2024, 2023 and 2022.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2024 and 2023. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php49 million each for the years ended December 31, 2024, 2023 and 2022.

Corporate Bonds and Loans Receivable

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from June 2024 to June 2030 and fixed interest rates from 4.38% to 6.80% per annum.

On various dates in 2023 and on January 24, 2024, the Board of Trustees of the PLDT Beneficial Trust Fund entered into 10-year loan agreements with TV5 Network Inc. with an aggregate amount of Php2,300 million (“TV5 Loans”). The total amount was fully drawn by TV5 Network Inc. on the respective loan agreement dates. The applicable interest rates for the loans shall be based on the average of the One Year PHP BVAL for the three consecutive business days immediately prior to and including the interest rate setting date plus a credit margin of 125 bps per annum. On April 30, 2024, the Board of Trustees of the PLDT Beneficial Trust Fund entered into an Assignment Agreement, transferring all of its rights, title and interests in and to the TV5 Loans, with BTF Properties, Inc. On the same date, TV5 settled the loan with BTF Properties, Inc. through dacion en pago for and in consideration of TV5’s real properties with an aggregate value of Php2,300 million.

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

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in percentage)
Investments in listed and unlisted equity securities	92	79
Temporary cash investments	3	3
Debt and fixed income securities	2	16
Mutual funds	2	2
Receivables and other assets	1	—
	100	100

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2024 and 2023, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2023 to December 31, 2024. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in million pesos)
Changes in the present value of defined contribution obligations:
Present value of defined contribution obligations at beginning of the year	2,800	2,777	3,264
Service costs	294	262	262
Interest costs on contribution obligation	174	210	156
Actuarial losses (gains) – economic assumptions	(1)	8	(20)
Actuarial losses (gains) – experience	254	(98)	(216)
Actual benefits paid/settlements	(89)	(344)	(396)
Curtailment and others	(197)	(15)	(273)
Present value of defined contribution obligations at end of the year	3,235	2,800	2,777
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	3,618	3,485	4,137
Actual contributions	243	248	299
Interest income on plan assets	223	261	213
Return on plan assets (excluding amount included in net interest)	56	(4)	(322)
Actual contribution paid/settlements	(87)	(372)	(842)
Fair value of plan assets at end of the year	4,053	3,618	3,485
Funded status – net	818	818	708
Prepaid contribution costs (Note 18)	818	818	708

	2024	2023	2022
Components of net periodic contribution costs:
Service costs	294	262	262
Interest costs - net	(49)	(51)	(57)
Net periodic contribution costs	245	211	205

Actual net income on plan assets amounted to Php318 million and Php257 million for the years ended December 31, 2024 and 2023, respectively and actual net loss on plan assets amounted to Php109 million for the year ended December 31, 2022.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php309 million to the plan in 2025.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2024:

(in million pesos)
2025	119
2026	187
2027	201
2028	275
2029	284
2030 to 2034	2,531

The average duration of the defined contribution obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in percentage)
Rate of increase in compensation	5.0	5.0	5.0
Discount rate	6.3	7.3	7.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined contribution obligation as at December 31, 2024 and 2023, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	32
	(1)	(32)

Future salary increases	(1)	(32)
	1	32

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 71% and 29% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2024 and 2023:

	2024	2023
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,655	2,471
International equities	854	723
Philippine foreign currency bonds	753	670
Domestic equities	738	613
International fixed income	295	259
Total noncurrent financial assets	5,295	4,736
Current Financial Assets
Cash and cash equivalents	284	217
Total current financial assets	284	217
Total plan assets	5,579	4,953
Less: Employee’s share, forfeitures and mandatory reserve account	1,526	1,335
Total Plan Assets of Defined Contribution Plans	4,053	3,618

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.90% to 10.13% per annum.

International Equities

Investments in international equities include exchange traded funds in iSHARES Core MSCI World UCITS ETF USD and Invesco QQQ ETF USD.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.38% to 10.63% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of Php38 million and Php33 million as at December 31, 2024 and 2023, respectively.

International Fixed Income

Investments in international fixed income include iSHARES U.S. Treasury Bond ETF and PIMCO GIS Global Bond Fund.

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

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in percentage)
Investments in debt and fixed income securities and others	71	73
Investments in listed and unlisted equity securities	29	27
	100	100

Other Long-term Employee Benefits

LTIP

The ECC approved on December 23, 2021 the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP payout. Cycle 1 covers the performance period from 2022 to 2024. Payout will be based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php1,136 million, Php839 million and Php1,272 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The accrued incentive payable amounted to Php3,406 million and Php2,183 million as at December 31, 2024 and 2023, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at December 31, 2024, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

Province of Cagayan

The Province of Cagayan, or the Province, issued a tax assessment against Smart in 2016 for alleged local franchise tax covering years 2011 to 2015. Smart appealed the assessment to the Regional Trial Court, or RTC, on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC rendered its Decision on November 29, 2021 dismissing the appeal of Smart for lack of jurisdiction without prejudice. Subsequently, a motion for reconsideration was filed by the Province. On April 25, 2023, the RTC ruled in favor of the Province and denied Smart’s subsequent Motion for Reconsideration. On May 24, 2023, Smart filed its Petition for Review before the Court of Tax Appeals. On June 27, 2023, the Second Division of the CTA, in a resolution, ordered the Province to file their Comment to the Petition for Review filed by Smart. The same was complied with. On December 14, 2023, Smart filed its Memorandum requesting for favorable decision by stating all legal and factual bases. The case is pending as of the date of this report.

City of Makati

The City of Makati sent letters to Smart and SBI for alleged franchise tax liability, which Smart and SBI refuted through respective protest letters and judicial actions on the ground that Makati City is imposing tax on revenues outside its jurisdiction. After several court proceedings, on March 2, 2023, the City of Makati, Smart and SBI, mutually agreed to execute respective Compromise Agreements to abbreviate the long and protracted court cases. On March 17, 2023, the court approved the Compromise Agreement. Pursuant thereto, on March 28, 2023 and June 30, 2023, external counsels informed Smart and SBI, respectively, that the Courts approved Compromise Agreements, which eventually ended the cases. On

April 27, 2023, the City of Makati issued the Business Permits of Smart and SBI. For 2024, all Business Permits were issued by the City of Makati to Smart and SBI.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs, as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

DMPI petitioned in 2010 to declare void the City of Trece Martires' ordinance of imposing tower fee of Php150 thousand for each cell site every year. Application for the issuance of a preliminary injunction by DMPI is pending resolution as of the date of this report.

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

ACeS Philippines entered into an amicable settlement with the BIR on February 19, 2021 pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise settlement amounting to Php20 million. The Commissioner of Internal Revenue signed the judicial compromise agreement on April 18, 2021. The corresponding Certificate of Availment (Compromise Settlement) was issued by the BIR. The parties filed with the Supreme Court on July 21, 2022 a Joint Motion for Judgment based on Judicial Compromise Agreement. On January 31, 2023, ACeS Philippines received the Decision of the Supreme Court dated August 30, 2022 affirming the decision of the CTA En Banc. On February 15, 2023, ACeS Philippines filed its Motion for Reconsideration praying to consider the Joint Motion for Judgment based on Judicial

Compromise Agreement filed on July 21, 2022. In a Notice dated February 21, 2023, the Supreme Court required the BIR to comment on the Motion for Reconsideration (on the Decision dated August 30, 2022). The BIR filed its Comment dated March 13, 2023 submitting that the Judicial Compromise Agreement executed by and between the parties be considered and judgment be rendered based thereon.

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

PLDT filed a motion on August 20, 2018 seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

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

The CA issued a Resolution on February 14, 2019 denying all Motions for Reconsideration and upheld its July 31, 2018 Decision. After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements. The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP. PLDT submitted on February 17, 2020 its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively. PLDT filed on September 10, 2020 a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020). PLDT filed on December 23, 2020 its Reply to the Comment submitted by MKP and the DOLE Secretary. PLDT received DOLE’s Reply dated March 2, 2021 on March 11, 2021.

On March 20, 2024, we received the Supreme Court's Decision dated February 14, 2024, dismissing PLDT’s, DOLE’s and MKP’s petitions and affirming the Court of Appeal’s July 31, 2018 Resolution.

The Supreme Court affirmed the Court of Appeals' modification of the DOLE Secretary's Resolution and set aside the orders to regularize the workers of PLDT's service contractors, except those performing “installation, repair and maintenance” services, who may be declared regular employees of PLDT subject to various terms of the remand of the SAVE proceedings to the DOLE NCR Regional Office.

For clarity, the Supreme Court remanded the case to the Office of the Regional Director of the DOLE – NCR and ordered the said office to: (a) review and properly determine the effects of the regularization of the workers performing installation, repair, and maintenance services; (b) review, compute, and properly determine, the monetary award on the labor standards violation, to which PLDT, and the concerned contractors are solidarily liable; and (c) conduct further appropriate proceedings, consistent with the February 14, 2024 Decision.

On April 4, 2024, we filed PLDT’s Motion for Partial Reconsideration of even date and on April 16, 2024, PLDT received a copy of MKP’s Motion for Partial Reconsideration. To date, the Motions for Partial Reconsideration are pending resolution before the Supreme Court.

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

PLDT filed on November 23, 2018 an Entry of Appearance on behalf of PLDT and Smart. PLDT and Smart filed their Comment on January 17, 2019. Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019 on January 15, 2019. PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019 on February 12, 2019. In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings. As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

The Supreme Court issued on June 18, 2019 a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe). The consolidated cases were assigned to the Supreme Court Division in charge of G.R. No. 230798, the case with the lowest docket number.

On September 17, 2024, PLDT received a Notice of Resolution dated August 6, 2024 issued by the Supreme Court requiring the parties to move in the premises within ten (10) days from notice. PLDT, Liberty Broadcasting and Globe filed their respective compliances.

Notice of Material Breach and Demand for Payment on DITO

PLDT and DITO entered into an agreement in February 2021 for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021.

PLDT served on DITO on October 6, 2022 a Notice of Material Breach and Demand for Payment due to DITO's refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, the resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. To date, DITO has only paid the first and second tranche amounting to Php168 million, with a remaining balance of Php112 million.

Meanwhile, DITO filed a petition with the NTC on September 22, 2021 seeking the latter’s intervention in directing Smart to grant DITO’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for DITO’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and DITO’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. On March 6, 2024, Smart filed a Manifestation informing the NTC that Smart already provided additional capacity for interconnection to DITO, and that Smart and DITO executed a memorandum of agreement on bypass activities. On May 9, 2024, Smart filed a Motion to Dismiss in light of the aforementioned supervening events.

Following news reports on August 8, 2022 that DITO had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 (“December Subpoena”) from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023. On May 26, 2023, Smart received a subpoena ad testificandum from the PCC directing duly authorized representative(s) knowledgeable on: (i) Smart’s operations, including but not limited to interconnection with other public telecommunications entities, products and services offered, and corporate structure; and (ii) submitted documents in relation to the December Subpoena, to appear before the PCC Enforcement Office on June 8, 2023. Accordingly, Smart representatives appeared before the PCC on the said date for the clarificatory hearing. On July 4, 2023, Smart received a PCC Resolution setting another hearing and requiring Smart's representatives to appear and address pending matters on competitor information, market distinction between postpaid and prepaid services, network coverage, interconnection agreements, clarificatory questions on documents already submitted, and other related matters. Accordingly, representatives attended the clarificatory hearings before the PCC on July 20 and November 20, 2023. On January 19, 2024, DITO informed Smart that it had signed the Memorandum of Agreement (Cooperation Against Bypass Activity) and provided a fully-signed copy on said date. On March 2, 2024, Smart filed a Manifestation informing the PCC-Competition Enforcement Office (PCC-CEO) that an agreement had been reached with DITO on bypass activities and that DITO acknowledged its ISR liabilities for 2021 to August 2023. Smart filed another Manifestation on March 8, 2024, informing the PCC-CEO that it granted DITO additional capacity for interconnection following the execution of the agreement on bypass activities. Smart has not received any subsequent order or resolution from the PCC.

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

On June 6, 2024, the Court rescheduled the final approval hearing from August 5, 2024 to August 9, 2024. On
August 9, 2024, following Plaintiff’s filing of a motion for final approval of the settlement (together with other motions relating to Plaintiff’s proposed plan for allocating settlement proceeds, attorneys’ fees for counsel for the class, litigation expenses and an award for Plaintiff), the Court held a hearing to address whether to grant final approval of the settlement. After counsel for the class orally presented these motions, the Court reserved judgment.

On September 17, 2024, the Court granted final approval to PLDT’s case-ending settlement of securities class action litigation. The Judgment and Order of the Court provides that the Court will retain jurisdiction over (among other matters) implementation of the settlement and the distribution and disposition of the settlement fund. There is a 30-day period to appeal but any such appeal by a class member on the Plan of Allocation or the amount of attorney's fees will not affect the finality of the Judgment and Order as to the approval of the Settlement vis-a-vis PLDT and the individual defendants. Given that the 30-day period expired with no appeal on record, the case is now considered closed and terminated.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in ongoing claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

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

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2024 and 2023:

	Financial instruments at amortized cost		Financial instruments at FVPL	Total financial instruments
	(in million pesos)
Assets as at December 31, 2024
Noncurrent:
Financial assets at fair value through profit or loss	—		1,101	1,101
Debt instruments at amortized cost – net of current portion	370		—	370
Derivative financial assets – net of current portion	—		385	385
Other financial assets – net of current portion	3,126	(1)	—	3,126
Current:
Cash and cash equivalents	10,011		—	10,011
Short-term investments	136		—	136
Trade and other receivables	31,612		—	31,612
Current portion of derivative financial assets	—		30	30
Current portion of debt instruments at amortized cost	25		—	25
Current portion of other financial assets	831	(1)	—	831
Total assets	46,111		1,516	47,627

Liabilities as at December 31, 2024
Noncurrent:
Interest-bearing financial liabilities – net of current portion	258,246		—	258,246
Lease liabilities – net of current portion	46,703		—	46,703
Customers' deposits	2,046		—	2,046
Deferred credits and other noncurrent liabilities	90		—	90
Current:
Accounts payable	61,204		—	61,204
Accrued expenses and other current liabilities	70,795		2	70,797
Current portion of interest-bearing financial liabilities	23,340		—	23,340
Current portion of lease liabilities	7,335		—	7,335
Dividends payable	2,005		—	2,005
Current portion of derivative financial liabilities	—		97	97
Liabilities associated with assets classified as held-for-sale	1,615		—	1,615
Total liabilities	473,379		99	473,478
Net assets (liabilities)	(427,268)		1,417	(425,851)

(1)
Includes refundable deposits and notes receivable.

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2023
Noncurrent:
Financial assets at fair value through profit or loss	—		578		578
Debt instruments at amortized cost – net of current portion	395		—		395
Derivative financial assets – net of current portion	—		96		96
Other financial assets – net of current portion	3,481	(1)	—		3,481
Current:
Cash and cash equivalents	16,177		—		16,177
Short-term investments	122		269		391
Trade and other receivables	26,086		—		26,086
Current portion of debt instruments at amortized cost	200		—		200
Current portion of other financial assets	320	(1)	—	(3)	320
Total assets	46,781		943		47,724

Liabilities as at December 31, 2023
Noncurrent:
Interest-bearing financial liabilities – net of current portion	243,152		—		243,152
Lease liabilities – net of current portion	41,625		—		41,625
Derivative financial liabilities – net of current portion	—		12		12
Customers' deposits	2,238		—		2,238
Deferred credits and other noncurrent liabilities	229		—		229
Current:
Accounts payable	77,050		—		77,050
Accrued expenses and other current liabilities	71,756		—		71,756
Current portion of interest-bearing financial liabilities	11,646		—		11,646
Current portion of lease liabilities	5,921		—		5,921
Dividends payable	1,912		—		1,912
Current portion of derivative financial liabilities	—		1,021		1,021
Liabilities associated with assets classified as held-for-sale	1,779		—		1,779
Total liabilities	457,308		1,033		458,341
Net liabilities	(410,527)		(90)		(410,617)

(1)
Includes refundable deposits and notes receivable.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. In 2021, PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse and impaired the remaining fund value of US$3.4 million. In the same year, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at December 31, 2022, the fund’s value is US$4.85 million. On September 10, 2024, Smart withdrew its investment with Julius Baer amounting to US$5.0 million with US$54 thousand earnings from the investment.
(3)
Includes RCBC Redemption Trust Account. See Note 19 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at
December 31, 2024 and 2023:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2024
Current Financial Assets
Trade and other receivables
Foreign administrations	2,536	1,359	1,177
Domestic carriers	356	100	256
Total	2,892	1,459	1,433
Current Financial Liabilities
Accounts payable
Suppliers and contractors	58,613	89	58,524
Carriers and others	8,359	5,825	2,534
Total	66,972	5,914	61,058

December 31, 2023
Current Financial Assets
Trade and other receivables
Foreign administrations	4,606	3,480	1,126
Domestic carriers	332	145	187
Total	4,938	3,625	1,313
Current Financial Liabilities
Accounts payable
Suppliers and contractors	74,542	24	74,518
Carriers and others	4,713	2,351	2,362
Total	79,255	2,375	76,880

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2024 and 2023.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2024 and 2023 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2024	2023	2024	2023
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	370	395	363	387
Other financial assets – net of current portion	3,126	3,481	2,703	3,184
Total	3,496	3,876	3,066	3,571
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	258,246	243,152	246,572	232,195
Customers' deposits	2,046	2,238	1,311	1,425
Deferred credits and other noncurrent liabilities	90	229	79	225
Total	260,382	245,619	247,962	233,845

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2024 and 2023. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	December 31, 2024				December 31, 2023
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	1,098	3	1,101	—	575	3	578
Derivative financial assets – net of current portion	—	385	—	385	—	96	—	96
Current Financial Assets
Short-term investments	—	—	—	—	—	269	—	269
Current portion of derivative financial assets	—	30	—	30	—	—	—	—
Total	—	1,513	3	1,516	—	940	3	943

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	—	—	—	—	12	—	12
Current Financial Liabilities
Accrued expenses and other current liabilities	—	2	—	2	—	—	—	—
Current portion of derivative financial liabilities	—	97	—	97	—	1,021	—	1,021
Total	—	99	—	99	—	1,033	—	1,033

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2024 and 2023, there were no transfers into and out of Level 3 and between Level 1 and Level 2 fair value measurements.

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

As at December 31, 2024 and 2023, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2024 and 2023:

							December 31, 2024		December 31, 2023
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$396	Various dates in October to December 2023	U.S. Dollar Liabilities	Various dates in January to June 2024	—	Php56.56	US$—	—	US$396	(448)
	US$795	Various dates in January 2024 to September 2024	U.S. Dollar Liabilities	Various dates in March to December 2024	—	Php57.12	—	—	—	—
	US$303	Various dates in October to December 2024	U.S. Dollar Liabilities	Various dates in January to July 2025	—	Php58.45	303	(10)	—	—
	US$14	Various dates in October to December 2024	U.S. Dollar Revenues	Various dates in July to December 2025	—	Php58.65	14	(2)	—	—
	US$93	Various dates in January 2025	U.S. Dollar Revenues	Various dates in July to August 2025	—	Php58.73
Foreign exchange options seagull(a)	US$13	Various dates in March to September 2024	U.S. Dollar Liabilities	Various dates in September 2024 to February 2025	—	Php55.62	2	(1)	—	—
					—	Php56.07	—	—	—	—
					—	Php57.07	—	—	—	—
	US$5	Various dates in October to November 2024	U.S. Dollar Liabilities	Various dates in December 2024	—	Php57.93	—	—	—	—
					—	Php58.25	—	—	—	—
					—	Php59.25	—	—	—	—
	US$8	Various dates in December 2024	U.S. Dollar Liabilities	Various dates in April 2025	—	Php57.46	8	(2)	—	—
					—	Php57.98	—	—	—	—
					—	Php59.48	—	—	—	—

								(15)		(448)
Smart
Forward foreign exchange contracts	US$449	Various dates in June 2023 to December 2024	U.S. Dollar Liabilities	Various dates in January to October 2024	—	Php56.55	US$—	—	US$449	(493)
	US$614	Various dates in January to September 2024	U.S. Dollar Liabilities	Various dates in March to December 2024	—	Php56.74	—	—	—	—
	US$204	Various dates in October to December 2024	U.S. Dollar Liabilities	Various dates in January to April 2025	—	Php58.18	204	31	—	—
	US$5	Various dates in October to November 2024	U.S. Dollar Revenues	Various dates in July to October 2025	—	Php58.48	5	(1)	—	—
Foreign exchange options seagull(b)	US$15	Various dates in June 2023	U.S. Dollar Liabilities	Various dates in February 2024	—	Php55.17 Php55.85 Php56.87	—	—	US$15	(1)
	US$34	Various dates in March to September 2024	U.S. Dollar Liabilities	Various dates in September 2024 to March 2025	—	Php55.87 Php56.17 Php57.17	4	(3)	—	—
	US$4	Various dates in December 2024	U.S. Dollar Liabilities	Various dates March to April 2025	—	Php57.64 Php57.97 Php59.26	4	(1)	—	—
								26		(494)
								11		(942)
Transactions designated as hedges:
PLDT
Long-term foreign currency options(c)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	164	US$290	(87)
								164		(87)
Smart
Long-term foreign currency options(d)	US$109	February to April 2021	US$140 PNB Loan	December 13, 2030	1.63%	Php48.00 Php53.34	US$66	143	US$77	92
								143		92
								307		5
								318		(937)

(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php56.07 to Php57.07, PLDT will purchase the U.S. Dollar for Php56.07. However, if on maturity, the exchange rate settles above Php57.07, PLDT will purchase the U.S. Dollar for Php56.07 plus the excess above Php57.07, and if the exchange rate is lower than Php56.07, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.62.

If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php57.98 to Php59.48, PLDT will purchase the U.S. Dollar for Php57.98. However, if on maturity, the exchange rate settles above Php59.48, PLDT will purchase the U.S. Dollar for Php57.98 plus the excess above Php59.48, and if the exchange rate is lower than Php57.98, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.46.

(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php56.17 to Php57.17, Smart will purchase the U.S. Dollar for Php56.17. However, if on maturity, the exchange rate settles above Php56.17, Smart will purchase the U.S. Dollar for Php56.17 plus the excess above Php57.17, and if the exchange rate is lower than Php56.17, Smart will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.87.

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php57.97 to Php59.26, Smart will purchase the U.S. Dollar for Php57.97. However, if on maturity, the exchange rate settles above Php57.97, Smart will purchase the U.S. Dollar for Php57.97 plus the excess above Php59.26, and if the exchange rate is lower than Php57.97, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.64.

(c)
PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2024 and 2023 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61. However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate. The mark-to-market losses amounting to Php239 million and
Php119 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2024 and 2023, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to
Php75 million each were recognized as at December 31, 2024 and 2023, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income is transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php119 million and Php39 million were recognized in our consolidated income statements for the years ended December 31, 2024, 2023 and 2022, respectively.
(d)
Smart’s long-term foreign currency option agreements outstanding as at December 31, 2024 and 2023 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar for Php48.00 plus the excess above Php53.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php145 million and Php96 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2024 and 2023, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php2 million and Php3 million was recognized as at December 31, 2024 and 2023, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php52 million and Php12 million were recognized in our consolidated income statements for the years ended December 31, 2024 and 2023, respectively.

Our derivative financial instruments as at December 31, 2024 and 2023 are presented in the statements of financial position as follows:

	2024	2023
	(in million pesos)
Asset:
Noncurrent assets	385	96
Current assets	30	—
Liabilities:
Noncurrent liabilities (Note 28)	—	(12)
Current liabilities (Note 28)	(97)	(1,021)
Net assets (liabilities)	318	(937)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2024 and 2023 are summarized as follows:

	2024	2023
	(in million pesos)
Net mark-to-market losses at beginning of the year	(937)	(1,069)
Gains on derivative financial instruments	4,252	1,436
Settlements, accretion and others	(934)	370
Net fair value losses on cash flow hedges charged to other comprehensive income	(2,063)	(1,674)
Net mark-to-market gains (losses) at end of the year	318	(937)

Our consolidated analysis of gains on derivative financial instruments for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(in million pesos)
Gains on derivative financial instruments	4,252	1,436	2,572
Hedge costs	(229)	(238)	(250)
Net gains on derivative financial instruments (Note 5)	4,023	1,198	2,322

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php10,011 million and Php136 million, respectively, as at December 31, 2024, which we can use to meet our short-term liquidity needs. See Note 15 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2024 and 2023:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2024
Financial instruments at amortized cost:	55,039	51,264	3,608	10	157
Debt instruments at amortized cost	395	25	360	10	—
Other financial assets	4,236	831	3,248	—	157
Temporary cash investments	1,464	1,464	—	—	—
Short-term investments	136	136	—	—	—
Retail subscribers	17,516	17,516	—	—	—
Corporate subscribers	20,936	20,936	—	—	—
Foreign administrations	1,254	1,254	—	—	—
Domestic carriers	256	256	—	—	—
Dealers, agents and others	8,846	8,846	—	—	—
Financial instruments at FVPL:	1,101	—	—	—	1,101
Financial assets at fair value through profit or loss	1,101	—	—	—	1,101
Total	56,140	51,264	3,608	10	1,258

December 31, 2023
Financial instruments at amortized cost:	54,271	50,127	3,530	412	202
Debt instruments at amortized cost	595	200	45	340	10
Other financial assets	4,069	320	3,485	72	192
Temporary cash investments	6,184	6,184	—	—	—
Short-term investments	122	122	—	—	—
Retail subscribers	19,894	19,894	—	—	—
Corporate subscribers	15,934	15,934	—	—	—
Foreign administrations	1,250	1,250	—	—	—
Domestic carriers	188	188	—	—	—
Dealers, agents and others	6,035	6,035	—	—	—
Financial instruments at FVPL:	1,021	443	—	—	578
Financial assets at fair value through profit or loss	578	—	—	—	578
Short-term investments	443	443	—	—	—
Total	55,292	50,570	3,530	412	780

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2024 and 2023:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2024
Debt:(1)	385,962	20,335	89,028	69,915	206,684
Principal	283,575	19,610	47,479	47,561	168,925
Interest	102,387	725	41,549	22,354	37,759
Lease obligations	77,244	16,560	19,410	16,178	25,096
Various trade and other obligations:	133,811	131,580	362	24	1,845
Suppliers and contractors	58,568	58,524	44	—	—
Utilities and related expenses	57,029	56,934	95	—	—
Carriers and others	2,534	2,534	—	—	—
Employee benefits	9,246	9,246	—	—	—
Customer deposits	2,046	—	177	24	1,845
Dividends	2,005	2,005	—	—	—
Others	2,383	2,337	46	—	—
Total contractual obligations	597,017	168,475	108,800	86,117	233,625

December 31, 2023
Debt:(1)	341,848	7,430	77,131	65,342	191,945
Principal	256,927	7,250	43,292	47,648	158,737
Interest	84,921	180	33,839	17,694	33,208
Lease obligations	72,686	15,651	15,767	13,673	27,595
Various trade and other obligations:	151,062	148,560	427	28	2,047
Suppliers and contractors	74,716	74,518	194	4	—
Utilities and related expenses	61,079	61,044	35	—	—
Carriers and others	2,362	2,362	—	—	—
Employee benefits	5,510	5,510	—	—	—
Customers’ deposits	2,238	—	167	24	2,047
Dividends	1,912	1,912	—	—	—
Others	3,245	3,214	31	—	—
Total contractual obligations	565,596	171,641	93,325	79,043	221,587

(1)
Consists of long-term and short-term debts, including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Within one year	16,560	15,651
After one year but not more than five years	35,588	29,440
More than five years	25,096	27,595
Total	77,244	72,686

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php133,811 million and Php151,062 million as at December 31, 2024 and 2023, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Major Network Vendors

Since the last quarter of 2022, we have engaged in discussions with the major network vendors regarding the status of the PLDT Group's capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major network vendors amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at December 31, 2024, such commitment has been reduced to Php4,200 million, net of advances and deliveries.

Moreover, new purchase orders relating to the major network vendors issued in 2023 and 2024 amounted to
Php11,700 million, net of advances and deliveries.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors amounted to Php11,200 million, net of advances and deliveries as of December 31, 2024.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2024 and 2023.

Collateral

There are no pledges as collateral with respect to our financial liabilities as at December 31, 2024 and 2023.

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

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2024 and 2023 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2024
Long-term foreign currency options	356	384	Derivative financial assets – net of current portion
	356	384

December 31, 2023
Long-term foreign currency options	367	96	Derivative financial assets – net of current portion
	—	(12)	Derivative financial liabilities – net of current portion
	367	84

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2024 and 2023 are as follows:

	2024		2023
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Notes 2031	(6,169)	75	(4,546)	75
	(6,169)	75	(4,546)	75

Smart:
US$140M PNB	(2,038)	2	(1,599)	3
	(2,038)	2	(1,599)	3

The effect of the cash flow hedge on our consolidated statements of financial position as at December 31, 2024 and 2023 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2024
Long-term foreign currency options	(8,207)	Other comprehensive loss
	(8,207)

December 31, 2023
Long-term foreign currency options	(6,145)	Other comprehensive loss
	(6,145)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2024 and 2023:

	2024		2023
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	7	385	2	96
Total noncurrent financial assets	7	385	2	96
Current Financial Assets
Cash and cash equivalents	52	2,980	76	4,232
Short-term investments	—	—	5	269
Trade and other receivables – net	97	5,596	115	6,411
Derivative assets	1	30	—	—
Current portion of other financial assets	—	—	—	12
Total current financial assets	150	8,606	196	10,924
Total Financial Assets	157	8,991	198	11,020
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	667	38,575	681	37,719
Derivative financial liabilities – net of current portion	—	—	—	12
Other noncurrent liabilities	1	29	—	27
Total noncurrent financial liabilities	668	38,604	681	37,758
Current Financial Liabilities
Accounts payable	685	39,621	1,314	72,797
Accrued expenses and other current liabilities	232	13,448	207	11,481
Current portion of interest-bearing financial liabilities	14	797	39	2,149
Current portion of derivative financial liabilities	2	97	18	1,021
Total current financial liabilities	933	53,963	1,578	87,448
Total Financial Liabilities	1,601	92,567	2,259	125,206

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php57.85 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2024.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php55.42 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2023.

As at February 26, 2025, the Philippine Peso-U.S. Dollar exchange rate was Php57.88 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php61 million as at December 31, 2024.

Approximately 14% and 15% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at December 31, 2024 and 2023, respectively. Our consolidated foreign currency-denominated debt decreased to Php39,015 million as at December 31, 2024 from Php39,479 million as at December 31, 2023. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding derivatives allocated for debt were US$381 million and US$485 million as at December 31, 2024 and 2023, respectively. Consequently, the unhedged portion of our consolidated debt amounts were approximately 6% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2024 and 5% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2023.

Approximately 15%, 13% and 12% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2024, 2023 and 2022, respectively. Approximately 14%, 12% and 8% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended

December 31, 2024, 2023 and 2022, respectively. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 4.38% against the U.S. Dollar to Php57.85 to US$1.00 as at December 31, 2024 from Php55.42 to US$1.00 as at December 31, 2023. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php36 million and Php4,687 million for the years ended December 31, 2024 and 2022, respectively and net foreign exchange gains of Php1,149 million for the year ended December 31, 2023.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until the first quarter of 2025. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 2.86% as compared to the exchange rate of Php57.85 to US$1.00 as at December 31, 2024. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 2.86% as at December 31, 2024, with all other variables held constant, consolidated profit after tax for the year ended December 31, 2024 and stockholders’ equity as at December 31, 2023 would have been approximately Php2,402 million and Php193 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest costs through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. Further details of the risk management strategy are recognized in our hedge designation documentation. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

There are no outstanding interest rate hedges as at December 31, 2024 and 2023.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2024 and 2023. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2024

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	1	—	6	—	—	7	395	—	395	7	388
Interest rate	4.250%	6.250%	4.625% - 4.875%	6.500%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	785	—	785	14	785
Interest rate	0.0500% - 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	91	—	—	—	—	91	5,296	—	5,296	91	5,296
Interest rate	0.0500% - 5.1000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	7	—	—	—	—	7	395	—	395	7	395
Interest rate	4.5000% - 5.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	18	—	—	—	—	18	1,069	—	1,069	18	1,069
Interest rate	0.2500% - 6.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	136	—	136	2	136
Interest rate	6.0000% - 6.1000%	—	—	—	—	—	—	—	—	—	—
	133	—	6	—	—	139	8,076	—	8,076	139	8,069

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	34,708	531	34,177	463	26,811
Interest rate	—	—	—	—	2.5000% - 3.4500%	—	—	—	—	—	—
Philippine Peso	315	231	339	316	205	1,406	81,315	581	80,734	1,306	75,550
Interest rate	4.0000% to 4.6500%	4.0000% to 5.3500%	4.0000% to 5.2000%	4.0000% to 5.2000%	4.0000% to 5.0880%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	—	28	14	28	14	84	4,860	22	4,838	84	4,859
Interest rate	—	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	—	—	—	—	—	—
Philippine Peso	24	87	122	478	2,101	2,812	162,692	855	161,837	2,812	162,692
Interest rate	BVAL + 1.0000%	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.5000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	—	—	—	—	—	—
	339	346	475	822	2,920	4,902	283,575	1,989	281,586	4,665	269,912

As at December 31, 2023

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	4	—	—	6	—	10	595	—	595	10	587
Interest rate	2.3750% to 2.9000%	4.2500%	6.2500%	4.6250% to 4.8750%	6.5000%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	15	—	—	—	—	15	850	—	850	15	850
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	128	—	—	—	—	128	7,082	—	7,082	128	7,082
Interest rate	0.0500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	35	—	—	—	—	35	1,933	—	1,933	35	1,933
Interest rate	4.9000% to 5.1250%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	77	—	—	—	—	77	4,251	—	4,251	77	4,251
Interest rate	0.2500% to 6.2500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	122	—	122	2	122
Interest rate	0.5000% to 6.1000%	—	—	—	—	—	—	—	—	—	—
	261	—	—	6	—	267	14,833	—	14,833	267	14,825

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,251	560	32,691	466	25,845
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	72	377	227	564	334	1,574	87,225	748	86,477	1,471	81,545
Interest rate	5.1021% to 5.2813%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	4.0000% to 5.1560%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	28	14	42	14	123	6,816	28	6,788	123	6,816
Interest rate	SOFR + 1.47826%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	—	—	—	—	—	—
Philippine Peso	33	99	36	254	1,916	2,338	129,635	793	128,842	2,339	129,635
Interest rate	0.5000% over PHP BVAL	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
	130	504	277	860	2,864	4,635	256,927	2,129	254,798	4,399	243,841

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of our regular floating rate financial instruments is done on intervals of three months while repricing of our structured floating rate instruments is done every one year or up to five years. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 59% and 53% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at December 31, 2024 and 2023, respectively. Our consolidated variable rate debt increased to Php166,675 million as at December 31, 2024 from Php135,630 million as at December 31, 2023.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until the first quarter of 2025. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 30 basis points, or bps, and 50 bps higher/lower, respectively, as compared to levels as at December 31, 2024. If the U.S. Dollar interest rates had been 30 bps higher/lower as compared to market levels as at December 31, 2024, with all other variables held constant, consolidated profit after tax for the year ended December 31, 2024 and stockholders’ equity as at December 31, 2024 would have been approximately Php5 million and Php30 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been 50 bps higher/lower as compared to market levels as at December 31, 2024, with all other variables held constant, consolidated profit after tax for the year December 31, 2024 and stockholders’ equity as at December 31, 2024 would have been approximately Php47 million and Php25 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2024 and 2023 are as follows:

	2024	2023
	(in million pesos)
Financial assets at fair value through profit or loss	1,101	578
Derivative financial assets – net of current portion	385	96
Current portion of derivative financial assets	30	—
Short-term investments	—	269
Total	1,516	943

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2024 and 2023. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2024 and 2023, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	December 31, 2024
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	14,059	11,670	—	25,729
Standard grade	440	5,486	—	5,926
Substandard grade	—	14,456	—	14,456
Default	279	3,596	13,600	17,475
Gross carrying amount	14,778	35,208	13,600	63,586
Less allowance	279	3,596	13,600	17,475
Carrying amount	14,499	31,612	—	46,111

	December 31, 2023
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	20,424	11,070	—	31,494
Standard grade	271	3,683	—	3,954
Substandard grade	—	11,333	—	11,333
Default	442	4,190	13,025	17,657
Gross carrying amount	21,137	30,276	13,025	64,438
Less allowance	442	4,190	13,025	17,657
Carrying amount	20,695	26,086	—	46,781

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements. Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2024 and 2023.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2024 and 2023:

	2024
	Gross Maximum Exposure	Collateral and Other Credit Enhancements(1)	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	46,111	427	45,684
Debt instruments at amortized cost	395	—	395
Other financial assets	3,957	—	3,957
Cash and cash equivalents	10,011	44	9,967
Short-term investments	136	—	136
Corporate subscribers	15,023	346	14,677
Retail subscribers	7,650	37	7,613
Foreign administrations	1,177	—	1,177
Domestic carriers	256	—	256
Dealers, agents and others	7,506	—	7,506
Financial instruments at FVPL:	1,516	—	1,516
Financial assets at FVPL	1,101	—	1,101
Forward foreign exchange contracts	30	—	30
Long-term foreign currency options	385	—	385
Total	47,627	427	47,200

(1) Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2024.

	2023
	Gross Maximum Exposure	Collateral and Other Credit Enhancements(1)	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	46,781	521	46,260
Debt instruments at amortized cost	595	—	595
Other financial assets	3,801	—	3,801
Cash and cash equivalents	16,177	146	16,031
Short-term investments	122	—	122
Corporate subscribers	9,988	338	9,650
Retail subscribers	10,196	37	10,159
Foreign administrations	1,126	—	1,126
Domestic carriers	187	—	187
Dealers, agents and others	4,589	—	4,589
Financial instruments at FVPL:	943	—	943
Financial assets at FVPL	578	—	578
Long-term foreign currency options	96	—	96
Cash equivalents and short-term investments	269	—	269
Total	47,724	521	47,203

(1) Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2023.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2024 and 2023:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2024
Financial instruments at amortized cost:	63,586	25,729	5,926	14,456	17,475
Debt instruments at amortized cost	395	395	—	—	—
Other financial assets	4,236	3,956	1	—	279
Cash and cash equivalents	10,011	9,572	439	—	—
Short-term investments	136	136	—	—	—
Retail subscribers	17,516	5,381	171	2,098	9,866
Corporate subscribers	20,936	5,124	886	9,013	5,913
Foreign administrations	1,254	139	381	657	77
Domestic carriers	256	—	135	121	—
Dealers, agents and others	8,846	1,026	3,913	2,567	1,340
Financial instruments at FVPL:	1,516	328	712	476	—
Financial assets at FVPL	1,101	(87)	712	476	—
Forward foreign exchange contracts	30	30	—	—	—
Long-term foreign currency options	385	385	—	—	—
Total	65,102	26,057	6,638	14,932	17,475

December 31, 2023
Financial instruments at amortized cost:	64,264	31,494	3,954	11,333	17,483
Debt instruments at amortized cost	595	595	—	—	—
Other financial assets	4,069	3,800	1	—	268
Cash and cash equivalents	16,177	15,907	270	—	—
Short-term investments	122	122	—	—	—
Retail subscribers	19,894	8,083	266	1,847	9,698
Corporate subscribers	15,934	2,341	1,390	6,257	5,946
Foreign administrations	1,250	90	529	507	124
Domestic carriers	188	1	92	94	1
Dealers, agents and others	6,035	555	1,406	2,628	1,446
Financial instruments at FVPL:	1,117	701	242	—	174
Financial assets at FVPL	578	336	242	—	—
Long-term foreign currency options	96	96	—	—	—
Cash equivalents and short-term investments	443	269	—	—	174
Total	65,381	32,195	4,196	11,333	17,657

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2024 and 2023 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2024
Financial instruments at amortized cost:	63,586	31,655	5,927	586	7,943	17,475
Debt instruments at amortized cost	395	395	—	—	—	—
Other financial assets	4,236	3,957	—	—	—	279
Cash and cash equivalents	10,011	10,011	—	—	—	—
Short-term investments	136	136	—	—	—	—
Retail subscribers	17,516	5,552	1,710	248	140	9,866
Corporate subscribers	20,936	6,010	3,182	548	5,283	5,913
Foreign administrations	1,254	520	232	158	267	77
Domestic carriers	256	135	73	17	31	—
Dealers, agents and others	8,846	4,939	730	(385)	2,222	1,340
Financial instruments at FVPL:	1,516	1,040	476	—	—	—
Financial assets at FVPL	1,101	625	476	—	—	—
Forward foreign exchange contracts	30	30	—	—	—	—
Long-term foreign currency options	385	385	—	—	—	—
Total	65,102	32,695	6,403	586	7,943	17,475

December 31, 2023
Financial instruments at amortized cost:	64,264	35,448	3,505	618	7,210	17,483
Debt instruments at amortized cost	595	595	—	—	—	—
Other financial assets	4,069	3,801	—	—	—	268
Cash and cash equivalents	16,177	16,177	—	—	—	—
Short-term investments	122	122	—	—	—	—
Retail subscribers	19,894	8,349	1,603	223	21	9,698
Corporate subscribers	15,934	3,731	1,500	248	4,509	5,946
Foreign administrations	1,250	619	164	87	256	124
Domestic carriers	188	93	39	20	35	1
Dealers, agents and others	6,035	1,961	199	40	2,389	1,446
Financial instruments at FVPL:	1,117	943	—	—	—	174
Financial assets at FVPL	578	578	—	—	—	—
Long-term foreign currency options	96	96	—	—	—	—
Cash equivalents and short-term investments	443	269	—	—	—	174
Total	65,381	36,391	3,505	618	7,210	17,657

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. Starting 2019, we base our dividend payout on telco core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

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

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2024, 2023 and 2022.

28.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at December 31, 2024 and 2023:

	January 1, 2024		Foreign exchange movement		2024
		Cash flows		Others
	(in million pesos)
Interest-bearing financial liabilities	254,798	24,722	1,698	368	281,586
Lease liabilities	47,546	(12,079)	—	18,571	54,038
Derivative financial liabilities	1,033	704	—	(1,640)	97
Accrued interests and other related costs	2,157	(10,740)	—	11,009	2,426
Dividends	1,912	(20,750)	—	20,843	2,005
	307,446	(18,143)	1,698	49,151	340,152

	January 1, 2023		Foreign exchange movement		2023
		Cash flows		Others
	(in million pesos)
Interest-bearing financial liabilities	249,580	5,175	(319)	362	254,798
Lease liabilities	42,435	(10,707)	—	15,818	47,546
Derivative financial liabilities	1,150	(607)	—	490	1,033
Accrued interests and other related costs	1,868	(9,715)	—	10,004	2,157
Dividends	1,821	(23,328)	—	23,419	1,912
	296,854	(39,182)	(319)	50,093	307,446

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, unrealized mark-to-market losses of derivative financial instruments, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2024 and 2023:

	2024	2023
	(in million pesos)
Acquisition of property and equipment on account	19,219	37,133
Additions to ROU assets	15,607	15,759
Capitalization to property and equipment of:
Inventories	4,128	2,169
Foreign exchange differences – net	686	195
	39,640	55,256

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2024 and 2023:

	2024	2023
	(in million pesos)
Additions to lease liabilities	15,607	15,759

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

2(d)	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

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

Exhibit Number	Description of Exhibit

8*	Subsidiaries

11.1*	Insider Trading Policies and Procedures

11.2*	Blackout Period/Restriction on Trading of Shares

12.1*	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1*	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

97	Incentive-Based Compensation Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 13, 2025
PLDT INC.

	By:	/s/ Joan A. De Venecia-Fabul
JOAN A. DE VENECIA-FABUL
Chief Legal Counsel